Form 20-F
period 2016-12-31
Banco Santander, S.A.
filed 2017-03-31
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

José G. Cantera

Banco Santander, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid, Spain

Tel: +34 91 289 32 80

Fax: +34 91 257 12 82

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange *
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1, 4, 5 and 6	New York Stock Exchange **
Guarantee of 5.179% Fixed Rate Subordinated Debt Securities Due 2025 of Santander Issuances, S.A. Unipersonal	New York Stock Exchange **

*Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

**The guarantees are not listed for trading, but are listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal and 5.179% Fixed Rate Subordinated Debt Security due 2025 of Santander Issuances, S.A. Unipersonal, respectively (each a 100% owned subsidiary of Banco Santander, S.A.)

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.      Item 17  ☐  Item   18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐     No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 14,582,340,701 shares

BANCO SANTANDER, S.A.

________________________

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”).  The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards.  Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2016 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X.  Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the year ended December 31, 2016 in accordance with IFRS-IASB. The years ended December 31, 2015 and 2014 have been audited by Deloitte, S.L. See page F-1 and F-2 to our consolidated financial statements for the 2016 audit report issued by PricewaterhouseCoopers Auditores, S.L. and the 2015 and 2014 report issued by Deloitte, S.L.

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

•   a worsening of the economic environment in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;

•   the effects of a decline in real estate prices, particularly in Spain and the U.K.;

•   the effects of results of the UK’s referendum on membership in the European Union;

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

•   changes in Spanish, U.K., E.U., U.S., Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union; and

•   increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•   damage to our reputation;

•   our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•   the outcome of our negotiations with business partners and governments.

Operating Factors

•   potential losses associated with an increase in the level of non‑performance by counterparties to other types of financial instruments;

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

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future interest income/ (charges).

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

In the F-pages of this annual report on Form 20-F, our audited financial statements for the years 2016, 2015 and 2014 are presented.  The financial statements for 2013 and 2012 are not included in this document, but they can be found in our previous annual reports on Form 20-F. The audited financial statements for the years 2014, 2013 and 2012 were recast in our Report on Form 6-K filed with the SEC on November 5, 2015.

On November 19, 2015 the National Securities Market Commission published Circular 5/2015, of October 28, which adapts the models established in Annex II of Circular 1/2008, dated January 30, for the credit entities, to the new models provided for in Circular 5/2014 of November 28, of the Bank of Spain, for the years beginning on or after January 1, 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, these changes being non-significant. The information for the years 2015 and 2014 has been re-classified under this Circular in a way that is comparative.

In order to interpret the changes in the balances with respect to December 2016, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held in view of our geographic diversity and the impact of the appreciation/depreciation of the various currencies against the euro in 2016, based on the exchange rates at the end of 2016: Mexican peso (-13.12%), US dollar (+3.28%), Brazilian real (+25.69%), sterling pound (-14.28%), Chilean peso (+9.35%) and Polish zloty (-3.32%).

The income statement for the year ended December 31, 2014 reflects the impact of the reconsolidation of Santander Consumer USA Inc. (“SCUSA”) after we gained control of this company in January 2014. Prior to the aforementioned change of control, we accounted for our ownership interest in SCUSA using the equity method (see “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Santander Consumer USA”). In addition, the income statement for the year ended December 31, 2013 includes the results from Kredyt

Bank S.A. after the merger in early 2013 of the subsidiaries in Poland of Banco Santander, S.A. and KBC Bank NV (Bank Zachodni WBK, S.A. and Kredyt Bank S.A.).

	Year ended December 31,
	2016	2015	2014	2013	2012
		(Millions of euros, except percentages and per share data)
Interest and similar income	55,156	57,198	54,656	51,447	58,791
Interest expense and similar charges	(24,067)	(24,386)	(25,109)	(25,512)	(28,868)
Interest income / (charges)	31,089	32,812	29,547	25,935	29,923
Dividend income	413	455	435	378	423
Income from companies accounted for by the equity method	444	375	243	500	427
Fee and commission income	12,943	13,042	12,515	12,473	12,732
Fee and commission expense	(2,763)	(3,009)	(2,819)	(2,712)	(2,471)
Gains/losses on financial assets and liabilities (net)	3,728	(770)	3,974	3,234	3,329
Exchange differences (net)	(1,627)	3,156	(1,124)	160	(189)
Other operating income	1,919	1,971	1,682	1,179	1,152
Other operating expenses	(1,977)	(2,235)	(1,978)	(1,598)	(1,658)
Income from assets under insurance and reinsurance contracts	1,900	1,096	3,532	4,724	5,541
Expenses from liabilities under insurance and reinsurance contracts	(1,837)	(998)	(3,395)	(4,607)	(4,949)
Total income	44,232	45,895	42,612	39,666	44,260
Administrative expenses	(18,737)	(19,302)	(17,899)	(17,452)	(17,801)
Personnel expenses	(11,004)	(11,107)	(10,242)	(10,069)	(10,306)
Other general expenses	(7,733)	(8,195)	(7,657)	(7,383)	(7,495)
Depreciation and amortization	(2,364)	(2,418)	(2,287)	(2,391)	(2,183)
Provisions (net)	(2,508)	(3,106)	(3,009)	(2,445)	(1,472)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(9,626)	(10,652)	(10,710)	(11,227)	(18,880)
Impairment on other assets (net)	(140)	(1,092)	(938)	(503)	(508)
Gains/(losses) on non financial assets and investments (net)	30	112	3,136	2,152	906
Gains from bargain purchases arising in business combinations	22	283	17	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(141)	(173)	(243)	(422)	(757)
Operating profit/(loss) before tax	10,768	9,547	10,679	7,378	3,565
Income tax	(3,282)	(2,213)	(3,718)	(2,034)	(584)
Profit from continuing operations	7,486	7,334	6,961	5,344	2,981
Profit from discontinued operations (net)	—	—	(26)	(15)	70
Consolidated profit for the year	7,486	7,334	6,935	5,329	3,051
Profit attributable to the Parent	6,204	5,966	5,816	4,175	2,283
Profit attributable to non controlling interest	1,282	1,368	1,119	1,154	768

Per Share Information:
Average number of shares (thousands) (1)	14,415,534	14,113,617	11,858,690	10,836,111	9,766,689
Basic earnings per share (in euros)	0.41	0.40	0.48	0.39	0.23
Basic earnings per share continuing operation (in euros)	0.41	0.40	0.48	0.39	0.22
Diluted earnings per share (in euros)	0.41	0.40	0.48	0.38	0.23
Diluted earnings per share continuing operation (in euros)	0.41	0.40	0.48	0.38	0.22
Remuneration (euros) (2)	0.21	0.20	0.60	0.60	0.60
Remuneration (US$) (2)	0.22	0.22	0.73	0.83	0.79

	Year ended December 31,
	2016	2015	2014	2013	2012
	(Millions of euros, except percentages and per share data)
Total assets	1,339,125	1,340,260	1,266,296	1,115,763	1,269,645
Loans and advances to central banks and credit institutions (net) (3)	76,687	82,530	81,288	77,913	116,727
Loans and advances to customers (net) (3)	790,470	790,848	734,711	668,856	719,112
Investment Securities (net) (4)	211,842	203,834	195,164	142,234	152,066
Investments: Associates and joint venture	4,836	3,251	3,471	5,536	4,454

Contingent liabilities (net)	44,434	39,834	43,770	40,600	45,033

Liabilities
Deposits from central banks and credit institutions (5)	149,398	175,374	155,617	109,397	153,312
Customer deposits (5)	691,112	683,142	647,705	608,201	630,848
Debt securities (5)	228,869	226,160	213,695	191,252	219,652

Capitalization
Guaranteed Subordinated debt excluding preferred securities and preferred shares (6)	6,448	6,091	3,276	4,603	5,207
Other Subordinated debt	6,124	7,864	6,878	7,483	8,291
Preferred securities (6)	6,916	6,749	6,239	3,652	4,319
Preferred shares (6)	413	449	739	401	421
Non-controlling interest (including net income of the period)	11,761	10,713	8,909	9,314	9,415
Stockholders' equity (7)	90,939	88,040	80,805	70,328	71,797
Total capitalization	122,602	119,906	106,846	95,781	99,450
Stockholders’ Equity per average share (7)	6.31	6.24	6.81	6.49	7.35
Stockholders’ Equity per share at period end (7)	6.24	6.12	6.42	6.21	6.99
Other managed funds
Mutual funds	129,930	109,028	109,519	93,304	89,176
Pension funds	11,298	11,376	11,481	10,879	10,076
Managed portfolio	18,032	20,337	20,369	20,987	18,889
Total other managed funds (8)	159,260	140,741	141,369	125,170	118,141

Consolidated Ratios
Profitability Ratios:
Net Yield (9)	2.76%	2.90%	2.89%	2.55%	2.81%
Return on average total assets (ROA)	0.56%	0.55%	0.58%	0.44%	0.24%
Return on average stockholders' equity (ROE) (10)	6.99%	6.61%	7.75%	5.84%	3.14%
Return on tangible equity (ROTE) (11)	10.38%	9.99%	12.75%	9.64%	5.20%
Capital Ratio:
Average stockholders' equity to average total assets	6.63%	6.70%	6.24%	5.89%	5.65%
Ratio of earnings to fixed charges (12):
Excluding interest on deposits	1.88%	1.77%	1.90%	1.69%	1.27%
Including interest on deposits	1.45%	1.39%	1.43%	1.29%	1.11%

Credit Quality Data
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.99%	3.24%	3.57%	3.59%	3.41%
Non-performing balances as a percentage of total gross loans (13)	4.00%	4.42%	5.30%	5.81%	4.74%
Allowances for total balances as a percentage of non-performing balances (13)	74.89%	73.39%	67.42%	61.76%	72.01%
Net loan charge-offs as a percentage of total gross loans	1.37%	1.34%	1.38%	1.38%	1.36%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for total balances (**) as a percentage of total loans and contingent liabilities	2.90%	3.19%	3.49%	3.48%	3.29%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (13)	3.93%	4.36%	5.19%	5.64%	4.54%
Allowances for total balances as a percentage of non-performing balances (**) (13)	73.82%	73.11%	67.24%	61.65%	72.41%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.31%	1.29%	1.30%	1.29%	1.28%

(*)    We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which           are subject to impairment and, therefore, allowances are taken in respect thereof.

(**)  Includes non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
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

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of €0.05.

The Bank has paid the first three dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of €0.055 per share), November 2016 (scrip dividend of €0.045 per share) and February 2017 (cash dividend of 0.055 per share) and will pay the fourth dividend in May 2017 for an estimated gross amount per share of €0.055.

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

(6)

In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”. In the table above Subordinated liabilities are included both under Liabilities and Capitalization.

(7)

Equals the sum of the amounts included at the end of each year as “Equity” and “Valuation adjustments” as stated in our consolidated financial statements.  We have deducted the book value of treasury stock from stockholders’ equity.

(8)

Since December 2013 we hold a 50% ownership interest in Santander Asset Management (SAM) and control this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM.

(9)

Net yield is the total of interest income/ (charges) (including dividends on equity securities) divided by average earning assets.  See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(10)

The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity. In 2014, if for comparison purposes we include in the denominator the €7,500 million capital increase made in January 2015, ROE would be 7.05%.

(11)

The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill – other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position. In 2014, if for comparison purposes we include in the denominator the €7,500 million capital increase made in January 2015, ROTE would be 10.95%.

	(million euros, except percentages)
	2016	2015	2014	2013	2012
Profit attributable to the parent	6,204	5,966	5,816	4,175	2,283

Average equity	88,741	90,220	75,047	71,511	72,635
Effect of goodwill and other intangible assets	(28,972)	(30,486)	(29,446)	(28,221)	(28,473)
Average tangible equity	59,769	59,734	45,601	43,290	44,162

Return on equity (ROE)	6.99%	6.61%	7.75%	5.84%	3.14%
Return on tangible equity (ROTE)	10.38%	9.99%	12.75%	9.64%	5.20%

(12)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges.  Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.

(13)

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

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

Allowances refers to:	2016	2015	2014	2013	2012
		(in millions of euros)
Allowances for total balances (*) (excluding country risk)	24,835	27,121	28,046	25,681	26,112
Allowances for contingent liabilities and commitments (excluding country risk)	457	616	652	688	614
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	24,378	26,505	27,394	24,993	25,497
Allowances referred to country risk and other	528	322	46	154	98
Allowances for total balances (excluding contingent liabilities and commitments)	24,906	26,827	27,440	25,147	25,595
Of which:
Allowances for customers	24,393	26,517	27,217	24,903	25,422
Allowances for credit institutions and other financial assets	15	19	79	37	30
Allowances for Debt instruments	498	291	144	207	143

(*)    Non-performing loans and contingent liabilities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), for euros and dollar (expressed in dollars per euro) and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET.

	Rate During Period
	Period End	Average Rate
Calendar Period	($)	($)
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33
2015	1.09	1.11
2016	1.05	1.11

	Rate During Period
Last six months	High $	Low $
2016
October	1.12	1.09
November	1.11	1.05
December	1.08	1.04
2017
January	1.08	1.04
February	1.08	1.05
March (through March 24, 2017)	1.08	1.05

On March 24, 2017, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.08.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

1.	Macro-Economic and Political Risks
1.1 Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. At December 31, 2016, Continental Europe accounted for 38% of our total loan portfolio (Spain accounted for 19% of our total loan portfolio), the United Kingdom (where the loan portfolio consists primarily of residential mortgages) accounted for 32%, Latin America accounted for 19% (of which Brazil represents 10% of our total loan portfolio) and the United States accounted for 11%. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. In addition, we are exposed to sovereign debt in these regions. A return to recessionary conditions in the economies of Continental Europe (in particular, Spain), the United Kingdom, some of the Latin American countries in which we operate or the United States, or continued recessionary conditions in Brazil, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.  See “Item 4. Information on the Company—B. Business Overview”.

Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies, some or all of which have occurred in Latin America.

The economies of some of the countries where we operate have been affected in the past twelve months by a series of political events, including the UK’s vote to leave the EU in June 2016, which caused significant volatility (for more information, see the risk factor 1.2 entitled ‘Exposure to UK political developments, including the outcome of the UK referendum on membership of the European Union, could have a material adverse effect on us’) and has given rise to increasing anti-EU sentiment and populist movements in other EU member states. There can be no assurance that the European and global economic environments will not continue to be affected by political developments, including elections in 2017 in key EU member states.

The economies of some of the countries where we operate, particularly in Latin America, have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. For instance, Brazil’s present high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, have had and may continue to have a material adverse impact on the Brazilian economy as a whole as well as on our financial condition and earnings in Brazil, which represented 22% of the profit attributable to the Parent bank’s total operating areas in 2016 and 10% of our total loans as of December 31, 2016. In addition, our business in Brazil will continue to be adversely affected by recessionary conditions and political instability in that country.

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

The recent fall and subsequent fluctuation in oil prices may give rise to volatility in the global financial markets and further economic instability in oil-dependent regions, including emerging markets, to which the Group is exposed. In addition, the ability of borrowers in or exposed to the oil sector has been and may be further adversely affected by such price fluctuations.

Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

1.2 Exposure to UK political developments, including the outcome of the UK referendum on membership of the European Union, could have a material adverse effect on us.

On June 23, 2016, the UK held a non-binding referendum (the UK EU Referendum) on its membership in the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling, in addition to which there is now continuing uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU.

On March 29, 2017, the UK gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. This has triggered a two-year period of negotiation which will determine the new terms of the UK’s relationship with the EU, after which period the UK’s EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

While the longer term effects of the UK EU Referendum are difficult to predict, these are likely to include further financial instability and slower economic growth as well as higher unemployment and inflation, in the UK, continental Europe and the global economy, at least in the short to medium term. For instance, the UK could lose access to the single EU market and to the global trade deals negotiated by the EU on behalf of its members and this could affect the attractiveness of the UK as a global investment center and, as a result, could have a detrimental impact on UK growth. Potential further decreases in interest rates by the Bank of England or sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our profitability and prospects.

The UK EU Referendum has also given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as the potential for other EU Member States to consider withdrawal. For example, the outcome of the UK EU Referendum was not supported by the majority of voters in Scotland, who voted in favor of remaining in the EU. This has revived the political debate on a second referendum on Scottish independence. These developments, or the perception that any of them could occur, may have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets.

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility. The major credit rating agencies have downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum. In addition, S&P Global Ratings and Moody’s Investors Service affirmed the long-term credit ratings and changed the ratings outlooks of the operating companies of most major UK banks because of the medium term impact of political and market uncertainty (for more information, see risk factor 2.2.2 “Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations”).

In addition, we are subject to substantial EU-derived regulation and oversight. There is now significant uncertainty as to the respective legal and regulatory environments in which our UK subsidiaries will operate when the UK is no longer a member of the EU, causing potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues. For example, our UK subsidiaries are in the process of implementing a number of key restructuring and strategic initiatives, such as the ring-fencing of their retail banking activities, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management. Operationally, our UK subsidiaries and other financial institutions may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorization in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operations, profitability and business. In addition, the lack of clarity of the impact of the UK EU Referendum on foreign nationals’ long term residency permissions in the UK may make it challenging for our UK subsidiaries to retain and recruit adequate staff, which may adversely impact our business.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a negative adverse effect on our financing availability and terms and, more generally, on our business, financial condition and results of operation.

1.3 We are vulnerable to disruptions and volatility in the global financial markets.

In the past nine years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity and greater volatility (such as volatility in spreads). Global economic conditions deteriorated significantly between 2007 and 2009, and many of the countries in which we operate fell into recession. Although most countries have begun to recover, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

•	Reduced demand for our products and services.
•

Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.

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

Increased volatility in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

Additionally, the results of the 2016 United States presidential and congressional elections have generated volatility in the global capital and currency markets and have created uncertainty about the relationship between the United States and Mexico and, to a lesser extent, other Latin American countries in which we have operations. Any continued volatility in the Mexican peso in particular or any material change to United States trade and immigration policy with respect to Mexico or other Latin American countries could have a material adverse effect on the economies of those countries and may materially harm the business, financial condition and results of operations of our subsidiaries, which could in turn materially harm our financial condition and results of operations.

1.4 We may suffer adverse effects as a result of economic and sovereign debt tensions in the eurozone.

Conditions in the capital markets and the economy generally in the eurozone continue to show signs of fragility and volatility, with political tensions in Europe being particularly heightened in the past twelve months. In addition, interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies. These factors could have a material adverse effect on our operating results, financial condition and prospects.

The UK EU referendum caused significant volatility in the global stock and foreign exchange markets. It has also encouraged anti-EU and populist parties in other member states, raising the potential for other countries to seek to conduct referenda with respect to their continuing membership of the EU. On December 4, 2016, voters in Italy rejected constitutional reform proposals put forward by the Italian Prime Minister by way of referendum (the Italian referendum), which was generally regarded as portraying an anti-EU sentiment. Following the results of the UK EU referendum and the Italian referendum, the risk of further instability in the eurozone cannot be excluded, particularly in Germany and France, which are due to hold elections in 2017.

In the past, the European Central Bank (ECB) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions.

We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. Concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, have significantly increased in light of the political and economic factors mentioned above. A deterioration of the economic and financial environment could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels.  This could materially and adversely affect our operating results, financial position and prospects.

2.	Risks Relating to Our Business
2.1 Legal, Regulatory and Compliance Risks
2.1.1 We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

2.1.2 We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation and implementing regulation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, Latin America and other jurisdictions, and further regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on the Bank or on its bank subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to the Bank, thereby negatively impacting the Bank. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank's regulatory authorities, as part of their supervisory function, periodically review the Bank's allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank's management, could have an adverse effect on the Bank’s earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The wide range of regulations, actions and proposals which most significantly affect the Bank, or which could most significantly affect the Bank in the future, relate to capital requirements, funding and liquidity, development of a fiscal and banking union in the European Union and regulatory reforms in the United States, and are discussed in further detail below. These and other regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase our operating costs and negatively impact our business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as the Bank that are deemed to be a global systemically important institution (“G-SII”).  In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation):

Capital requirements, liquidity, funding and structural reform

Increasingly onerous capital requirements constitute one of our main regulatory challenges. Increasing capital requirements may adversely affect our profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, we are subject to the Capital Requirements Regulation (Regulation (EU) No 575/2013) (“CRR”) and the Capital Requirements Directive (Directive 2013/36/EU) (“CRD IV”), through which the EU began implementing the Basel III capital reforms from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. While the CRD IV required national transposition, the CRR was directly applicable in all the EU member states. This regulation is complemented by several binding technical standards and guidelines issued by the European Banking Authority (“EBA”), directly applicable in all EU member states, without the need for national implementation measures either. The implementation of the CRD IV into Spanish law has largely taken place through Royal Decree Law 14/2013 and Law 10/2014, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. Credit institutions, such as us, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 (“CET1”) capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, the CRD IV also introduced capital buffer requirements that must be met with CET1 capital. The CRD IV introduces five new capital buffers: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total weighted exposures; (2) the institution-specific counter-cyclical capital buffer, requiring additional CET1 of up to 2.5% of total weighted exposures; (3) the G-SIIs buffer of between 1% and 3.5% of CET1; (4) the other systemically important institutions buffer, which may be as much as 2% of CET1; and (5) the CET1 systemic risk buffer. Beginning in 2016, and subject to the applicable phase-in period, entities are required to comply with the “combined buffer requirement” (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer and the other systemically important financial institutions buffer, in each case as applicable to the institution).

We will be required to maintain a capital conservation buffer of 2.5% and a systemically important institutions buffer of 1%, in each case considered on a fully loaded basis. However, as of the date of this report, due to the application of the phase-in period, we are required to maintain a conservation buffer of 1.25% and a systemically important institutions buffer of 0.5%.

Article 104 of the CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of October 15, 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplate that in addition to the minimum “Pillar 1” capital requirements (including, if applicable, any buffer capital as discussed above), supervisory authorities may impose further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum capital requirements under the CRD IV or to address macro-prudential considerations. This may result in the imposition of additional capital requirements on us pursuant to this “Pillar 2” framework. Any failure by us to maintain our “Pillar 1” minimum regulatory capital ratios and any “Pillar 2” additional capital requirements could result in administrative actions or sanctions, which, in turn, may have a material adverse impact on our results of operations.

The ECB is required to carry out, at least on an annual basis, assessments under the CRD IV of the additional “Pillar 2” capital requirements that may be imposed for each of the European banking institutions subject to the Single Supervisory Mechanism (the “SSM”). Any additional capital requirement that may be imposed on us by the ECB pursuant to these assessments may require us to hold capital levels similar to, or higher than, those required under the full application of the CRD IV. There can be no assurance that we will be able to continue to maintain such capital ratios.

In addition to the above, the EBA published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of its supervisory review and evaluation process (“SREP”). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional capital requirements implemented on January 1, 2016. Under these guidelines, national supervisors must set a composition requirement for the additional capital requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macro-prudential requirements; and, accordingly, the above “combined buffer requirement” is in addition to the minimum capital requirement and to the additional capital requirement. In this regard, under Article 141 of the CRD IV, Member States of the EU must require that an institution that fails to meet the “combined buffer requirement” or the “Pillar 2” capital requirements described above, will be prohibited from paying any “discretionary payments” (which are defined broadly by the CRD IV as payments relating to CET1, variable remuneration and payments on Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the regulator and, once completed, such institution will be subject to restricted “discretionary payments”. The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “Maximum Distributable Amount” in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular Article 48 of Law 10/2014 and Articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions.

In connection with this, we announced that we had received from the ECB its decision regarding prudential minimum capital phase-in requirements for 2017, following the results of SREP. The ECB decision requires us to maintain a CET1 capital ratio of 7.75% on a consolidated basis. This 7.75% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (1.25%); and the requirement from its consideration as a G-SII (0.5%). The ECB decision also requires that Banco Santander,

S.A. maintain a CET1 capital ratio of at least 7.25% on an individual basis. This 7.25% capital requirement includes: the minimum Pillar 1 requirement (4.5%), the Pillar 2 requirement (1.5%) and the capital conservation buffer (1.25%). These capital requirements do not result in any limitations referred to in the CRR to distributions in the form of dividends, variable remuneration and coupon payments to holders of AT1 instruments.

In addition to the above, the CRR also includes a requirement for institutions to calculate a leverage ratio (“LR”), report it to their supervisors and to disclose it publicly from January 1, 2015 onwards. More precisely, Article 429 of the CRR requires institutions to calculate their LR in accordance with the methodology laid down in that article. In January 2014, the Basel Committee finalized a definition of how the LR should be prepared and set an indicative benchmark (namely 3% of Tier 1 capital). Such 3% Tier 1 LR has been tested during a monitoring period until 2017 when the Basel Committee will decide on the final calibration. Accordingly, the CRR does not currently contain a requirement for institutions to have a capital requirement based on the LR though prospective investors should note the European Commission’s proposal amending the CRR that are mentioned below. The European Commission’s proposals contain a binding 3% CET1 LR requirement, which would be added to the CRR and would be applicable (subject to limited exceptions) to all institutions subject to the CRD IV from January 1, 2018.  The potential for the introduction of a LR buffer for G-SIIs at some point in the future is also noted in the proposals.

On November 9, 2015, the Financial Stability Board (the “FSB”) published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIIs such as us. The final standard consists of an elaboration of the principles on loss absorbing and recapitalization capacity of G-SIIs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (“TLAC”) for G-SIIs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIIs, and in the case of G-SIIs with more than one resolution group, each resolution group within the G-SII. The FSB will undertake a review of the technical implementation of the TLAC principles and term sheet by the end of 2019. The TLAC principles and term sheet require a minimum TLAC requirement to be determined individually for each G-SII at the greater of (a) 16% of risk weighted assets as of January 1, 2019 and 18% as of January 1, 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of January 1, 2019, and 6.75% as of January 1, 2022.

Furthermore, Article 45 of the European Bank Recovery and Resolution Directive (Directive 2014/59/EU) (“BRRD”) provides that member states shall ensure that institutions meet, at all times, a minimum requirement for own funds and eligible liabilities (“MREL”). The MREL shall be calculated as the amount of own funds and eligible liabilities expressed as a percentage of the total liabilities and own funds of the institution. The EBA was in charge of drafting regulatory technical standards on the criteria for determining MREL (the “MREL RTS”). On July 3, 2015, the EBA published the final draft MREL RTS. In application of Article 45(2) of the BRRD, the current version of the MREL RTS is set out in a Commission Delegated Regulation (C(2016) 2976 final) that was adopted by the Commission on May 23, 2016.

The MREL requirement was scheduled to come into force by January 2016. However, the EBA has recognized the impact which this requirement may have on banks’ funding structures and costs. Therefore, it has proposed a long phase-in period of 48 months (four years) until 2020.

The European Commission committed to review the existing MREL rules with a view to provide full consistency with the TLAC standard by considering the findings of a report that the EBA is required to provide to the European Commission under Article 45(19) of the BRRD. On July 19, 2016, the EBA published an interim version of the report on implementation and design of the MREL framework where it stated that its provisional view is that the preferred option should be changing the reference base of MREL to risk weighted assets. The final report was published on December 14, 2016.

On November 23, 2016, the European Commission published a proposal for a European Directive amending the BRRD and a proposal for a European Regulation amending Regulation (EU) No. 806/2014 which was passed on July 15, 2014 and became effective from January 1, 2015 (the “SRM Regulation”). The main objective of these proposals is to implement the total loss-absorbing capacity (“TLAC”) standard and to integrate the TLAC requirement into the general MREL rules (the “TLAC/MREL Requirements”) thereby avoiding duplication from the application of two parallel requirements. As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed. The European Commission is proposing to integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be institution-specific and determined by the resolution authority. Under these proposals, institutions such as us would continue to be subject to an institution-specific MREL requirement, which may be higher than the requirement of the TLAC standard.

The European Commission’s proposals require the introduction of limited adjustments to the existing MREL rules ensuring technical consistency with the structure of any requirements for G-SIIs. In particular, technical amendments to the existing rules on MREL are needed to align them with the TLAC standard regarding inter alia the denominators used for measuring loss-absorbing capacity, the interaction with capital buffer requirements, disclosure of risks to investors, and their application in relation to different resolution strategies. Implementation of the TLAC/MREL Requirements is expected to be phased-in from January 1, 2019 (a 16% minimum TLAC requirement) to January 1, 2022 (an 18% minimum TLAC requirement).

Although there is continued uncertainty regarding the final form of TLAC requirements, we intend to focus our funding plan in 2017 and 2018 on the issuance of TLAC-eligible instruments. Based on our current financial forecast and our expectations for the TLAC requirements, we estimate that we will issue an aggregate of approximately €33-44 billion of qualifying debt in the two year period ending December 31, 2018, €26 - 32 billion of which would be issued at the parent company level, with the remainder issued by our subsidiaries that are expected to be subject to TLAC requirements, Santander Consumer Finance, Santander UK and SHUSA. In addition, we estimate that we will issue an aggregate of approximately €4 billion of Additional Tier 1 instruments and approximately €4 billion of Tier 2 subordinated instruments. We also estimate that our subsidiaries will issue an aggregate of approximately €10-13 billion of senior preferred debt.

While the general goal of these proposals is now well understood, it is too early to confirm the exact amendments that will be introduced and consequently the precise impact on us.

Any failure by an institution to meet the applicable minimum TLAC/MREL Requirements is intended to be treated in the same manner as a failure to meet minimum regulatory capital requirements, where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.

Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions who are members of the Basel Committee.

EU fiscal and banking union

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the Eurozone.

The banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the Single Resolution Mechanism (“SRM”).

The SSM (comprised by both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 126 largest European banks (including the Bank), on November 4, 2014. In preparation for this step, between November 2013 and October 2014, the ECB conducted, together with national supervisors, a comprehensive assessment of 130 banks, which together hold more than 80% of Eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

The SSM represents a significant change in the approach to bank supervision at a European and global level. The SSM results in the direct supervision of 126 financial institutions, including us, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 national competent authorities that are part of the SSM. Several steps have already been taken in this regard such as the recent publication of the Supervisory Guidelines and the approval of the Regulation (EU) No 468/2014 of the ECB of April 16, 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (the SSM Framework Regulation). In addition, this new body represents an extra cost for the financial institutions that funds it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (“SRF”). Under the intergovernmental agreement (“IGA”) signed by 26 EU member states on May 21, 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board (“SRB”), which is the central decision-making body of the SRM, started operating on January 1, 2015 and has fully assumed its resolution powers on January 1, 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The SRF is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

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

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as our main supervisory authority may have a material impact on our business, financial condition and results of operations; in particular, the BRRD and Directive 2014/49/EU on deposit guarantee schemes which were published in the Official Journal of the EU on June 12, 2014. The BRRD was required to be implemented on or before January 1, 2015, although the bail-in tool only applies since January 1, 2016. The BRRD was partially implemented in Spain in June 2015 through Law 11/2015 of June 18, on the Recovery and Resolution of Credit Institutions and Investment Firms (“Law 11/2015”) and Royal Decree 1012/2015, of November 6, implementing Law 11/2015 (“Royal Decree 1012/2015”).

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

Moreover, regulations adopted on structural measures to improve the resilience of EU credit institutions may have a material impact on our business, financial condition and results of operations. These regulations, if adopted, may also cause us to invest significant management attention and resources to make any necessary changes.

Other regulatory reforms adopted or proposed in the wake of the financial crisis

On August 16, 2012, Regulation (EU) No 648/2012 on over-the-counter (“OTC”) derivatives, central counterparties and trade repositories entered into force (“EMIR”). While a number of the compliance requirements introduced by EMIR already apply, the ESMA is still in the process of finalizing some of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives, exchange of initial and variation margin and various reporting and disclosure obligations. Although some of the particular effects brought about by EMIR are not yet fully foreseeable, many of its elements have led and may lead to changes which may negatively impact our profit margins, require it to adjust its business practices or increase its costs (including compliance costs).

The new Markets in Financial Instruments legislation (which comprises Regulation (EU) No 600/2014 (“MiFIR”) and Directive 2014/65/EU (“MiFID II”)), introduces a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. Additionally, it includes other requirements such as enhancing the investor protection’s regime and governance and reporting obligations. It also extends transparency requirements to OTC operations in non-equity instruments. MiFID II was initially intended to enter into effect on January 3, 2017. In order to ensure legal certainty and avoid potential market disruption, the European Commission has delayed the effective date of MiFID II and MiFIR by 12 months, until January 3, 2018.

On February 14, 2013, the European Commission published a proposal (the “Commission's Proposal”) for a Directive for a common Financial Transactions Tax (“FTT”) in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”). However, the FTT proposal remains subject to negotiation between participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and participating Member States may decide not to participate.

Separately, on September 28, 2011, the European Commission tabled a proposal for a European Council Directive on a common system of financial transaction tax amending Directive 2008/7/EC.

United States significant regulation

The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated in the United States.  Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.

Specifically, as a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required the Bank to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by July 1, 2016. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, Inc. (“Santander Holdings USA”), as its U.S. IHC, effective July 1, 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include, enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements and stress-testing requirements. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.

We are required under the Dodd-Frank Act to prepare and submit annually to the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) a plan (commonly called a “living will”) for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A., must submit a separate IDI resolution plan annually to the FDIC. These resolution plans require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the Bank’s plan required under the Dodd-Frank Act, and by the FDIC only, in the case of the IDI plan. If, after reviewing our resolution plan required under the Dodd-Frank Act and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business.

In October 2015, the U.S. federal bank regulatory agencies adopted final rules for uncleared swaps that impose variation margin requirements and will phase in initial margin requirements from September 1, 2016 through September 1, 2020, depending on the level of specified derivatives activity of the swap dealer and the relevant counterparty. The final rules of the U.S. federal bank regulatory agencies generally apply to inter-affiliate transactions. We are in the process of implementing the final rule and believe that these rules and similar rules being considered by regulators in other jurisdictions, and the potential conflicts and inconsistencies between them, will likely increase our costs for engaging in swaps and other derivatives activities and present compliance challenges. In addition, the U.S. Securities and Exchange Commission (“SEC”) will in the future adopt regulations establishing margin requirements for uncleared security-based swaps.

On May 3, 2016, the Federal Reserve Board proposed a new rule that would impose contractual requirements on certain qualified financial contracts (“QFCs”) to which certain covered entities, including the U.S. operations of the Bank, are parties. On August 19, 2016, the Office of the Comptroller of the Currency (“OCC”) proposed a substantially similar rule that would apply to Santander Bank, N.A. and its subsidiaries. The QFCs covered by the proposals would include derivatives, securities lending transactions and short-term funding transactions such as repurchase agreements. If adopted as proposed, these rules could adversely affect the rights of our and Santander Bank, N.A.’s creditors or counterparties to these QFCs, which could increase the costs to the Bank of using these contracts.

Each of these aspects of the Dodd-Frank Act, as well as other aspects such as the Volcker Rule, over-the-counter derivatives regulation, changes thereto as well as other changes in U.S. legislation or regulations relating to the financial services industry, may directly or indirectly impact various aspects of our business. The full spectrum of risks that result from the Dodd-Frank Act, changes thereto, or pending or future U.S. financial services, legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 4 — B.Business overview — Supervision and Regulation” for a summary of certain significant U.S. financial regulations applicable to our business.

United States capital, liquidity and related requirements and supervisory actions

As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. In addition, as a U.S. bank holding company with $50 billion or more of total consolidated assets, Santander Holdings USA is subject to a modified version of the quantitative liquidity coverage ratio requirement. The liquidity coverage ratio (“ LCR”) is one of the liquidity components of the international Basel III framework. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank.

In addition to these capital and liquidity requirements, the Federal Reserve Board adopted a final rule on December 15, 2016 that establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements in the United States generally consistent with the FSB’s international TLAC standard. U.S. IHCs, including Santander Holdings USA, must comply with all applicable requirements under the final rule by January 1, 2019. Compliance with the final TLAC rule could result in increased funding costs for Santander Holdings USA and, indirectly, the Bank.

In addition, certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States. In June 2016, the Federal Reserve Board, as part of its Comprehensive Capital Analysis and Review (“CCAR”) process, objected for the third time to Santander Holdings USA’s capital plan on qualitative grounds. As a result of the CCAR objection, Santander Holdings USA is not permitted to make any capital distributions without the Federal Reserve Board’s approval, other than the continued payment of dividends on Santander Holdings USA’s outstanding class of preferred stock, until a new capital plan is approved by the Federal Reserve Board. For the 2017 capital planning cycle, the deadline for Santander Holdings USA’s capital plan submission is in April 2017. The Federal Reserve Board finalized a rule in February 2017 that will remove, beginning with the 2017 capital planning cycle, the qualitative CCAR assessment for certain bank holding companies and U.S. IHCs of foreign banking organizations, including Santander Holdings USA. Nevertheless, the Federal Reserve Board will continue to assess, and retains the authority to object to, Santander Holdings USA’s capital plan on quantitative grounds, and Santander Holdings USA will be subject to regular supervisory assessments that examine its capital planning processes outside the context of CCAR.

Certain of our U.S. subsidiaries, including Santander Holdings USA, are also subject to stress testing and capital planning related policies and supervisory actions. Specifically, on September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board of directors’oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries.

In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of the Federal Reserve Board and to take necessary actions to ensure that no such distributions are made.

Other supervisory actions and restrictions on U.S. activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. Furthermore, as part of the regular examination process, U.S. banking regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. Under the U.S. Bank Holding Company Act, the Federal Reserve Board has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with non-public supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions. In addition to such confidential actions and restrictions, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management.    In addition, in March 2017, Santander Holdings USA and Santander Consumer USA Inc. (“SCUSA”) entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firmwide internal audit program of SCUSA’s compliance risk management program.

Banking reform in the UK

On December 18, 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted in the UK. The Banking Reform Act implements the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act establishes a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits are required to separate their retail banking activities from their wholesale banking activities by January 1, 2019, establishes a new Payment Systems Regulator (the PSR) and amends the Banking Act 2009 (the Banking Act) to include a bail-in stabilization power forming part of the special resolution regime.

On July 7, 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing final ring-fencing rules ahead of the implementation date for ring-fencing on January 1, 2019. The PRA expects firms to finalize their ring-fencing plans and highlight any changes as a result of the policy statement to the PRA. The PRA will keep the policy under review to assess whether changes may be required as a result of any regulatory change following the UK’s exit from the EU.

Finally, the Banking Reform Act introduced a new form of transfer scheme, the ring-fencing transfer scheme, under Part VII of FSMA to enable UK banks to implement the ring-fencing requirements. This is a court process that requires (i) the PRA to approve the scheme (in consultation with the FCA); (ii) the appropriate regulatory authority in respect of each transferee to provide a certificate of adequate financial resources in relation to that transferee; and (iii) an independent expert (approved by the PRA, after consultation with the FCA) to provide a scheme report stating whether any adverse effect on persons affected by the scheme is likely to be greater than is reasonably necessary to achieve the ring-fencing purposes of the scheme. The PRA published its final statement of policy on its approach to ring-fencing transfer schemes on March 4, 2016.

Our UK subsidiaries are subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, they will need to separate their core activities from their prohibited activities. Our UK subsidiaries continue to work closely with regulators on developing their business and operating model to comply with the ring-fencing requirements. In light of the changeable macro-environment, the board of Santander UK concluded that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure originally envisaged as this will also allow us to maintain longer term flexibility. Under this revised model Santander UK plc, the ring-fenced bank, will serve our retail, commercial and corporate customers. Abbey National Treasury Services plc will no longer constitute the non-ring fenced bank and its activities will be revised as part of the new ring-fenced model. We intend to complete the implementation of our ring-fence plans well in advance of the legislative deadline of January 1, 2019. The ring-fencing model that our UK subsidiaries ultimately implement will depend on a number of factors including economic conditions in the UK and globally and will entail a legal and organizational restructuring of our UK subsidiaries’ businesses and operations, including transfers of customers and transactions through a ring-fencing transfer scheme. In light of the scale and complexity of this process, the operational and execution risks may be material.

This restructuring and migration of customers and transactions could have a material impact on how we conduct our business in the UK. We are unable to predict with certainty the attitudes and reaction of our customers. The restructuring of the UK subsidiaries’ business pursuant to the developing ring-fencing regime will take a substantial amount of time and cost to implement, the separation process and the structural changes which may be required could have a material adverse effect on their business, operating results, financial condition, profitability and prospects.

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

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. Some of the laws in the relevant jurisdictions in which we operate, give the regulators the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with financial products. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Some of the regulatory regimes in the relevant jurisdictions in which we operate, require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities.  Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

2.1.4 We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of Spain and the other jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations. In some jurisdictions, the interpretations of the taxing authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

2.1.5 Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject.  Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.  The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business.

2.1.6 We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local AML team.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As a global bank, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery and corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ bank products and services from being used by criminals for illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of having breached AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

2.2 Liquidity and Financing Risks
2.2.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate completely these risks. Continued constraints in the supply of liquidity, including in inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

Increases in prevailing market interest rates and in our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

2.2.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

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

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

Banco Santander, S.A.’s long-term debt is currently rated investment grade by the major rating agencies: A3 stable outlook by Moody’s Investors Service España, S.A., A- positive outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In June 2015, Moody’s upgraded Banco Santander, S.A.’s rating from Baa1 to A3 in light of their new banking methodology and in February 2016, they modified our outlook from positive to stable in line with the outlook of the Spanish sovereign debt. In October 2015, Standard & Poor’s upgraded Banco Santander, S.A.’s rating from BBB+ to A- following the upgrade of the sovereign credit rating of Spain. In February 2017, Standard & Poor’s revised the outlook from stable to positive reflecting the revised funding plans announced by us, which give Standard & Poor’s comfort that we will build a substantial additional loss absorbing capacity buffer over the next two years.

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with negative outlook by Moody’s Investors Service, A with negative outlook by Standard & Poor’s Ratings Services and A with stable outlook by Fitch Ratings.

Banco Santander (Brasil)’s long-term debt in foreign currency is currently rated BB with a negative outlook by Standard & Poor’s Ratings Services, BB with negative outlook by Fitch Ratings Ltd. and Ba2 with a negative outlook by Moody’s Investors Service. During the course of 2015 and the first half of 2016, the three major agencies lowered the rating as a result of the lowering of Brazil’s sovereign credit rating.

We conduct substantially all of our material derivative activities through Banco Santander, S.A. and Santander UK. We estimate that as of December 31, 2016, if all the rating agencies were to downgrade Banco Santander, S.A.’s long-term senior debt ratings by one notch we would be required to post up to €228 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two notch downgrade would result in a further requirement to post up to €38 million in additional collateral. We estimate that as of December 31, 2016, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £4.6 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two notch downgrade would result in a further outflow of £0.4 billion of cash and collateral under secured funding and derivatives contracts.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

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

2.3 Credit Risks
2.3.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our actual loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses.  Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the regions where we operate or in global economic and political conditions. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see “—2.5.1— Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.”

Mortgage loans are one of our principal assets, comprising 46% of our loan portfolio as of December 31, 2016. Our exposure is concentrated in residential mortgage loans, especially in Spain and the United Kingdom. During late 2007, following an earlier period of increased demand, the housing market began to adjust downward in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. From 2008 to 2013, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility caused home prices to decline, while mortgage delinquencies and forbearances increased.

As a result of these and other factors, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009, to 3.54% at December 31, 2010, to 3.90% at December 31, 2011, to 4.54% at December 31, 2012 and to 5.64% at December 31, 2013. Although the trend changed during the last three years as our NPL ratio decreased to 5.19% at December 31, 2014, to 4.36% at December 31, 2015 and to 3.93% at December 31, 2016, we can provide no assurance that our NPL ratio will not increase again as a result of the aforementioned and other factors. High unemployment rates, coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Additionally, financial crisis led to the accumulation of illiquid assets with lower profitability than our current targets.  Such assets could negatively affect our ability to reach out current profitability targets.

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

2.4 Market Risks

2.4.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

Market risk refers to the probability of variations in our interest income/ (charges) or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	interest income/ (charges);
•	the volume of loans originated;
•	credit spreads;
•	the market value of our securities holdings;
•	the value of our loans and deposits; and
•	the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income/ (charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

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

Due to the historically low interest rate environment in the Eurozone, in the UK and in the US in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero, limiting our ability to further reduce rates and thus negatively impacting our margins. If the current low interest rate environment in the eurozone, in the UK and in the US persists in the long run, it may be difficult to increase our interest income/ (charges), which will impact our results.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. The recent volatility in the value of the pound sterling in the wake of the June 2016 UK referendum (see risk factor 1.2 “Exposure to UK political developments, including the outcome of the UK referendum on membership of the European Union, could have a material adverse effect on us”) may persist as negotiations continue and could adversely impact our UK customers and counterparties, as well as the overall results and prospects of our UK operations. The continued depreciation of the Latin American currencies against the U.S. dollar could make our Latin American subsidiaries’ foreign currency-linked obligations and funding more expensive and have similar consequences for our borrowers in Latin America.

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our interest income/ (charges) or the market value of our assets and liabilities could be materially adversely affected.

2.4.2 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past nine years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

Market practices and documentation for derivative transactions differ by country. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

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

2.6 Technology Risks
2.6.1 Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

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

2.6.2 Risks relating to data collection, processing and storage systems and security are inherent in our business.

Like other financial institutions, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets.  Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential sensitive personal data and other information using our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations.  We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that our data and/or client records are incomplete, not recoverable or not securely stored. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, storage and transmission capabilities to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attack. If we cannot maintain an effective and secure electronic data and information, management and processing system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational or financial harm to us.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure, data and information from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action, reputational harm and financial loss. There can be no absolute assurance that we will not suffer material losses from operational risk in the future, including those relating to any security breaches.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate; for example the telecommunications network.  Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers.  As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 6. Operational risk—3 Mitigation measures— Cybersecurity and data security plans.

Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective.  In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, could produce customer claims and could materially and adversely affect us.

2.7 General Business and Industry Risks
2.7.1 The financial problems faced by our customers could adversely affect us.

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

2.7.2 Changes in our pension liabilities and obligations could have a material adverse effect on us.

We provide retirement benefits for many of our former and current employees through a number of defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, or others. The accounting and disclosures are based on IFRS-IASB and on those other requirements defined by the local supervisors. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would in turn impact the financial condition of our pension funds. Because pension obligations are generally long term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.

Any increase in the current size of the deficit in our defined benefit pension plans could result in our having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to certain factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

2.7.3 We depend in part upon dividends and other funds from subsidiaries.

The substantial majority of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in significant part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

2.7.4 Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

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

Non-traditional providers of banking services, such as internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business.

The rise in customer use of internet and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.

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

2.7.5 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands, or that they will be successful. In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

2.7.6 If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

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

Any failure to manage growth effectively could have a material adverse effect on our operating results, financial condition and prospects.

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

2.7.7 Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized at Group level in 2014, 2015, or 2016, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

2.7.8 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately, or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

2.7.9 We rely on third parties and affiliates for important products and services.

Third party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties or affiliated companies, including as a result of them not providing us their services for any reason, or performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise conduct our business, which could lead to reputational damage and regulatory investigations and intervention. Replacing these third party vendors could also entail significant delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements.  Any restructuring could involve significant expense to us and entail significant delivery and execution risk which could have a material adverse effect on our business, operations and financial condition.

2.7.10 Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us.  Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

2.7.11 We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

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

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts may not be resolved in our favor.

2.8 Financial Reporting and Control Risks
2.8.1 Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see Note 1 to our consolidated financial statements.

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

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

2.9 Foreign Private Issuer and Other Risks
2.9.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Spain are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS-IASB, which differs from U.S. Generally Accepted Accounting Principles in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

2.9.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

The majority of our directors and officers reside outside of the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors or officers has consented to service of process in the United

States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

2.9.3 As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

Our corporate affairs are governed by our Bylaws and by Spanish corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Spain. Under Spanish corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Spain.

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

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

Our principal acquisitions and dispositions in 2016, 2015 and 2014 were as follows:

Agreement with respect to Santander Asset Management

On November 16, 2016, once the agreement to integrate Santander Asset Management and Pioneer Investments was not terminated, we announced that we had reached an agreement with Warburg Pincus ("WP") and General Atlantic ("GA") pursuant to which we will acquire 50% of Santander Asset Management so that it will once again be a 100% owned unit of the Santander Group.

As part of the transaction, Santander, WP and GA agreed to explore different alternatives for the sale of our stake in Allfunds Bank, S.A. ("Allfunds Bank"), including a possible sale or a public offering.

On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

We estimate that the proceeds we will obtain from the sale of our stake of 25% in Allfunds Bank will be approximately €470 million, with a capital gain net of taxes of approximately €300 million.

The transaction is subject to obtaining all required regulatory approvals.

Sale of Altamira Asset Management

On November 21, 2013, we announced that we had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing our loan recovery activities in Spain and for managing and marketing the properties relating to this activity (Altamira Asset Management, S.L.).

On January 3, 2014, we announced that we had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for €664 million, giving rise to a net gain of €385 million, which was recognized at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014.

Following this transaction, we retained the aforementioned property assets and loan portfolio on our balance sheet, while management of these assets is carried out from the platform owned by Apollo. Notwithstanding the foregoing, part of the portfolio of real estate assets are not managed by Altamira Asset Management, but by Aktua Soluciones Financieras, a company owned 85% by Lindorff, and 15% by us.

Purchase of shares of DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

On July 2, 2015, we announced that we had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, we will have an ownership interest of approximately 68.5% in SCUSA.

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

In 2014 Financiera El Corte Inglés E.F.C., S.A. contributed €26 million to the Group’s profit.

Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A.

On April 7, 2014, Banco Santander (Brasil), S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. (“Getnet”). The transaction was completed on July 31, 2014 and the price was set at BRL 1,156 million (approximately €383 million), giving rise to goodwill of €229 million, which was included in the Banco Santander (Brasil) cash-generating unit (see Note 17 to our consolidated financial statements).

Among the agreements reached, we granted a put option to the non-controlling shareholders of Getnet Adquirência e Serviços para Meios de Pagamento, S.A. on all the shares held by them (11.5% of the share capital of this company). We recognized the corresponding liability amounting to €308 million with a charge to equity.

In 2014 Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. contributed €11 million to our profit.

Banco Santander (Brasil), S.A.

Acquisition of non-controlling interests in Banco Santander (Brasil), S.A.

On April 28, 2014, our board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil), S.A. not then owned by us, which represented approximately 25% of the share capital of Banco Santander (Brasil), S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, we requested that our shares be listed on the São Paulo stock exchange in the form of BDRs.

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

The bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil), S.A. Accordingly, our ownership interest in Banco Santander (Brasil), S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general meeting held on September 15, 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date. The aforementioned transaction gave rise to an increase of €185 million in Share capital, €2,372 million in Share premium and €15 million in Reserves, and a reduction of €2,572 million in Non-controlling interests.

The shares of Banco Santander (Brasil), S.A. continue to be listed on the São Paulo and New York Stock Exchanges.

Agreement with CNP

On July 10, 2014, we announced that we had reached an agreement with the French insurance company CNP to acquire a 51% stake in the two insurance companies based in Ireland (Santander Insurance Life DAC, Santander Insurance Europe DAC) that distribute life and non-life products through the Santander Consumer Finance network and 51% of the service provider.

In December 2014, after the regulatory authorizations had been obtained, CNP paid €297 million to acquire 51% of the share capital of the three aforementioned companies and, therefore, control thereof. The agreement also included deferred payments to CNP in 2017 and 2020, and deferred amounts receivable by us in 2017, 2020 and 2023, based on the business plan.

The aforementioned agreement included the execution of a 10-year retail agreement, renewable for five-year periods, for the sale of life and non-life insurance products through the Santander Consumer Finance network, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of €413 million in 2014 under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (see Note 49 to our consolidated financial statements), of which €207 million related to the fair value recognition of the 49% ownership interest retained by us.

Agreement with GE Capital

On June 23, 2014, we announced that Santander Consumer Finance, S.A., our consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital's business in Sweden, Denmark and Norway for approximately €693 million (SEK 6,408 million). On November 6, 2014, following the receipt of the relevant authorizations, the acquisition was completed.

In 2014 this business contributed €8 million to our profit.

Agreement with Banque PSA Finance

We, through our subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, we will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorizations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 we acquired 50% of Société Financière de Banque – SOFIB (actually PSA Banque France) and PSA Finance UK Limited for €462 million and €148 million, respectively.

On May 1, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which we contributed 50% of the share capital, amounting to €23 million. On August 3 we acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for €10 million and €25 million, respectively. On October 1 PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which we contributed €181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finance Suisse which is domiciled in Switzerland).

During 2016, the necessary authorizations from the regulators to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland) were obtained. Our disbursement during 2016 amounted to €464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed €79 million to our profit. Had the business combination taken place on January 1, 2016, the profit contributed to the Group in 2016 would have been approximately €118 million.

Carfinco Financial Group

On September 16, 2014, we announced that we had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On March 6, 2015, all of Carfinco was acquired through the aforementioned holding company for €209 million, giving rise to goodwill of €162 million.

In 2015 this business contributed €6 million to our profit. Had the business combination taken place on January 1, 2015, the profit contributed to the Group in 2015 would have been approximately €7 million.

Metrovacesa

On June 21, 2016, Banco Santander reached an agreement with Merlin Properties, SOCIMI, S.A., together with other shareholders of Metrovacesa, S.A., for the integration of part of Metrovacesa, S.A.’s business in Merlin group, following the total spin-off of Metrovacesa, S.A.

The mentioned spin-off would imply: (i) Metrovacesa, S.A.’s commercial real estate rental business integration in Merlin Properties, SOCIMI, S.A., and (ii) Metrovacesa, S.A.’s residential rental business integration in Merlin Properties SOCIMI, S.A. subsidiary, Testa Residencial SOCIMI, S.A. (formerly, Testa Residencial, S.L.). The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

On September 15, 2016, the general meetings of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa S.A. approved the transaction.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favor of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.As a result of the integration, Santander Group increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the Consolidated Group’s balance of this division have been; decrease of €3.8 billion in real estate investment (see Note 16 to our consolidated financial statements), decrease of €621 million under minority interests (see Note 28 to our consolidated financial statements) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of €1,168 and 307 million, respectively. (See Note 13.a to our consolidated financial statements).

In addition, Banco Santander, SA, together with other entities, made a contribution of assets to Testa Residencial in the first quarter of 2017, without significant changes in Santander’s participation in that company (which is 44.13% after the contribution).

Banco Internacional do Funchal (Banif)

On December 21, 2015, we announced that the Bank of Portugal, as the resolution authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, S.A., the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Group.

The transaction was carried out via the transfer of a large part (the commercial banking business) of Banif's assets and liabilities to Santander Totta. Banco Santander Totta paid €150 million for Banco Banif's assets and liabilities. Meanwhile, other assets and liabilities remained in Banco Banif, which is responsible for any possible litigation resulting from its past activity, for their orderly liquidation or sale.

Custody business

On June 19, 2014, we announced that we had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in our custody business in Spain, Mexico and Brazil.

On March 16, 2016, the parties agreed to disregard the original investment structure and continue to work in good faith until June 30, 2016, on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

Finally, this deadline has expired, with no agreement reached.

Bank of Shanghai Co., Ltd.

In May 2014 we acquired 8% of Bank of Shanghai Co., Ltd. for €396 million.

In June 2015 we subscribed to a capital increase at this company for €109 million, thereby retaining our ownership interest percentage.

In November 2016, the Bank of Shanghai shares began to trade, which meant that the closing price at December 31, 2016 included a positive valuation adjustment of €675 million compared to the cost recorded in Other comprehensive income – items that may be classified in results – Financials assets available for sale.

Visa Europe

On June 21, 2016 we disposed of our VISA Europe, LTD stake, classified as available for sale, obtaining a gain net of taxes of €227 million (see Note 44 to our consolidated financial statements, Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

Capital Increases

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

As of December 31, 2016, our capital had increased by 147,848,122 shares, or 1.02% of our total capital as of December 31, 2015, to 14,582,340,701 shares as a result of the following transactions:

•	Scrip Dividend: On November 1, 2016, we issued 147,848,122 shares (1.02% of the share capital) giving rise to a capital increase of €73,924,061.

Recent events

Sale of Allfunds Bank

On March 7, 2017, we announced that together with our partners in Allfunds Bank, S.A. (“Allfunds Bank”) we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

The sale of Allfunds Bank takes place in the context of the agreement reached by Santander on November 16, 2016 with Warburg Pincus and General Atlantic to acquire their 50% stake in Santander Asset Management. See “Acquisitions, Dispositions, Reorganizations - Agreement with respect to Santander Asset Management”.

B. Business overview

At December 31, 2016, we had a market capitalization of €72.3 billion, stockholders’ equity of €90.9 billion and total assets of €1,339.1 billion. We had €1,079.2 billion in customer funds under management at that date. As of December 31, 2016, we had 57,259 employees and 4,805 branch offices in Continental Europe, 25,688 employees and 844 branches in the United Kingdom, 86,312 employees and 5,818 branches in Latin America, 17,509 employees and 768 branches in the United States and 1,724 employees in Corporate Activities (for a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees—D. Employees” herein).

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

•	United Kingdom. This includes retail and corporate banking conducted by the various units and branches of the Group in the country.
•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and other subsidiaries.
•

United States. This includes the Intermediate Holding Company (IHC), and its subsidiaries Santander Bank National Association, Banco Santander Puerto Rico, Santander Consumer USA Inc., Banco Santander International (BSI), Santander Investment Securities Inc. and the Santander branch in New York.

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•

Commercial Banking. This area covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Also included in this business area are the results of the hedging positions taken in each country within the scope of the relevant ALCO portfolio.

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

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the Corporate Center. This incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues and securitizations.

As the Group’s holding entity, the Corporate Center manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates provisions of a varied nature. The costs related to the Group’s central services (charged to the areas) are not included, except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this report on Form 20-F, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2016, it accounted for 37% of total managed customer funds, 38% of total loans to customers and 32% of profit attributed to the Parent bank’s total operating areas.

The area had 4,805 branches and 57,259 employees (direct and assigned) of which 3,169 were temporary employees, at the end of 2016.

The euro area GDP grew moderately in 2016, by approximately 1.7%, below 2015 levels. Nevertheless, the area was resilient when taking into account the adverse developments occurring during the year. Although deflation risk appears to be abating, prices rose at a pace below the 2% target, spurring the ECB to reduce interest rates to new lows.

In 2016, this segment obtained profit attributable to the Parent of €2,599 million, an increase of €381 million or 17% as compared to 2015, mainly due to the decrease of €700 million in impairment on financial assets. Return on equity (“ROE”) stood at 7.9%.

Spain

We have a solid retail presence in Spain (2,911 branches) which is reinforced with global businesses in key products and segments (corporate banking, private banking, asset management, insurance and cards). We had a total of 23,017 employees (direct and assigned), all of which were hired on a full time basis.

The Spanish economy grew by roughly 3.2%, again underpinned by domestic demand. The labor market revived notably, reducing the unemployment rate to 19%. Growth was also supported by moderate inflation, a foreign trade surplus and the improved public deficit.

In this environment, we made progress in our commercial transformation and in attaining our objectives. The 1|2|3 strategy is the driving force of this transformation and is enabling us to increase customer loyalty, boost activity and improve customers’ satisfaction and their risk profile.

In 2016, profit attributable to the Parent bank in Spain was €1,022 million, a €45 million or 5% increase as compared to 2015, while the ROE was 7.7%.

Total income decreased by €472 million or 8% in 2016 in an environment of interest rates at historic lows. Administrative expenses and depreciation and amortization decreased by €137 million mainly due to the efficiency plan, and impairment on loans decreased by €406 million mainly due to improved credit quality with the continuing process of normalization in a more favorable economic cycle.

In 2016, Spain’s loans and advances to costumers decreased by 2% and customer deposits increased by 1%.

The non-performing loans (“NPL”) ratio was 5.41%, a 112 basis points decrease as compared to 2015. The coverage ratio stands at 48% in 2016 and 2015.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

In December 2015 Santander became the second private bank in the country with the acquisition of most of the assets and liabilities of Banco Internacional do Funchal (Banif) for €150 million.

At the end of 2016, Portugal had 657 branches and 6,306 employees (direct and assigned), of which 44 employees were temporary.

The Portuguese economy has been losing momentum since the second half of 2015. GDP growth fell slightly, from 1.6% in 2015 to 1.3% (estimated) in 2016, with a constant domestic demand and a falling unemployment rate. Inflation was similar to 2015, at 0.6%, thereby continuing to support growth in income.

In line with the calendar established, in October 2016, the technological and operational integration of Banif activities was completed. As a result, all branch offices are now operating under the same technological platform. This development has made the Bank's loan portfolio more balanced and allowed it to gain market share in the companies segment.

In 2016, Santander Totta’s profit attributable to the Parent bank was €399 million, a €99 million or 33% increase from 2015. There was a growth of €193 million or 19% in total income, with increase of €178 million in interest income/(charges) and €50 million in net fees and commissions while gains/losses on financial assets and liabilities decreased €53 million from the high levels logged in 2015, the year in which greater sales of public debt portfolio and the stake in Banco Caixa Geral Totta Angola were recognized. Administrative expenses and depreciation and amortization increase €95 million or 19% due to due to changes in the scope of consolidation. In real terms, costs were down 5%, with a cost-to-income ratio of 49%. Impairment on loans decreased by €18 million or 25% while the cost of lending improved from 0.29% in 2015 to 0.18%.

In 2016, loans and advances to customers decreased by 3%, affected by the sale of portfolios during the year. Customer deposits increased by 3% with a stronger performance of deposits, which underscores the Bank's solid position within the Portuguese financial system.

The NPL ratio increase at the end of 2016 to 8.81% as compared to 7.46% at the end of 2015 and the coverage ratio stood at 64% compared to 99% in December 2015 both ratios affected by the acquisition of Banif’s portfolios. The ROE stood at 12.9%.

Poland

At the end of 2016, Poland had 658 branches and 12,001 employees (direct and assigned), of which 1,910 employees were temporary.

Growth in the Polish economy slowed in 2016 (estimated 2.8% vs. 3.9% in 2015), with inflation falling 0.6% on average in 2016, although December saw a turnaround to positive figures (0.8% year on year). The National Bank of Poland was able to hold the benchmark interest rate at 1.5% throughout the year, while the exchange rate saw a depreciation of 3% against euro.

In 2016, Poland profit attributable to the Parent bank was €272 million, a €29 million or 10% decrease (-6%  excluding the exchange rate impact) as compared to 2015, mainly due to application of a new 0.44% tax on assets.

Total income increased by €38 million or 3% (+7% excluding the exchange rate impact) mainly due to the increase of interest income/ (charges) due to growth in volumes. Administrative expenses and depreciation and amortization decreased by €15 million or 3% compared to 2015; however, excluding the exchange rate impact they increased by €10 million or 2%. Impairment on loans by €23 million or 13% (10% excluding the exchange rate impact) due to the improvement in credit quality.

Loans and advances to customers and customer deposits increased by 5% and 6% respectively as compared to 2015 (9% and 10% excluding the exchange rate impact), driven by both the corporate segment and the individual customers segment. The NPL ratio decreased 88 basis points to 5.42% and the coverage ratio decreased to 61% from 64% in 2015. The ROE stood at 11.3%.

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

In 2016 the main European markets in which Santander Consumer Finance operates presented growth in their economies ranging from 0.9% in Italy to 3.2% in Spain.

In 2016, SCF continued to focus on its business model, with strong geographic diversification, higher efficiency than its peers, and a risk control and recoveries system that allows it to maintain high credit quality. Management focus was on the following:

•

Completing the agreements with Banque PSA Finance (BPF) to create joint ventures in 11 countries. In 2015, the joint ventures in Spain, Portugal, United Kingdom, France and Switzerland were set up. In 2016, we incorporated six more countries: Italy, the Netherlands, Belgium, Germany, Austria and Poland.

•	Increasing vehicle financing and consumer financing and extending agreements with the main dealers/retailers

At the end of 2016, this unit had 567 branches and 14,928 employees (direct and assigned), of which 929 employees were temporary.

In 2016, this unit generated €1,093 million in profit attributable to the parent bank, a €155 million or 17% increase compared with 2015. Attributable profit was especially strong compared with 2015 in Spain (+22%), the Nordic countries (+24%) and Italy (+226%).

Total income increased €296 million or 7%, mainly due to interest income/charges, which accounts for 80% of total income. Administrative expenses and depreciation and amortization increased €131 million or 7%, in line with the business and the incorporation of new units. Impairment on loans decreased €150 million or 28%, with a strong improvement in the cost of lending (0.47% in 2016 vs 0.77% in 2015), to very low levels for the consumer financing business.

Lending rose 16% compared with 2015, with new loans above those of 2015, spurred by the vehicle business. Growth was across the board in all country units. Customer deposits rose 8% compared with 2015.

The NPL ratio decreased 74 basis points to 2.68%, while the coverage ratio stands at 109% in 2016 and 2015. The ROE was 14.2%.

Real Estate Operations in Spain

The segment includes loans to real-estate developers, for which a specialized management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB) and the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— Metrovacesa, S.A.

The Group’s strategy in recent years has been directed at reducing these assets, mainly loans and foreclosed assets. Net loans totaled €1,990 million, which was 29% less than in 2015 and accounted for 0.3% of the Group’s loans and less than 1% of those of Santander Spain.

In 2016, this segment had €326 million of losses attributable to the Parent bank, a €94 million decrease in losses as compared to 2015, mainly due to the lower need for write-downs.

United Kingdom

As of December 31, 2016, the United Kingdom accounted for 28% of the total managed customer funds of the Group’s operating areas. Furthermore, it accounted for 32% of total loans to customers and 21% of profit attributed to the Parent bank’s total operating areas.

At the end of 2016, we had 844 branches and 25,688 employees (direct and assigned), of which 286 employees were temporary, in the United Kingdom.

The UK economy grew an estimated 2.0% in 2016. The Bank of England mitigated the impact of the uncertainty caused by the EU referendum, reducing the benchmark rate by 25 basis points in August 2016 and holding it at 0.25% for the remainder of the year. The Bank of England also added a considerable quantitative easing package to support growth.

The unemployment rate continued to fall to 4.8% in October 2016, while inflation rose 1.6% in December 2016 compared with December 2015 and the pound sterling saw a 14% depreciation against the euro compared with 2015.

In 2016, Santander UK contributed €1,680 million of profit attributable to the Parent bank, a €291 million or 15% decrease (-4% excluding the exchange rate impact) as compared to 2015. It was affected by the new 8% bank corporation tax surcharge. Stripping out this impact, operating profit before tax rose 8%, excluding the exchange rate impact, mainly due to fee income growth, increased cost discipline and good credit performance, partially offset by pressure on interest income.

As of December 31, 2016, loans and advances to customers decreased by 11% (+4% excluding the exchange rate impact), and customer deposits decreased 9% (+7% excluding the exchange rate impact). The NPL ratio decreased 11 basis points to 1.41% and the coverage ratio decreased to 33% from 38% in 2015. The ROE was 10.2%

Latin America

At December 31, 2016, we had 5,818 branches and 86,312 employees (direct and assigned) in Latin America, of which 1,400 were temporary employees. At that date, Latin America accounted for 26% of the total managed customer funds, 19% of total loans to customers and 42% of profit attributed to the Parent bank’s total operating areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2016		Percentage held at December 31, 2016
Banco Santander (Brasil), S.A.	89.38	Banco Santander, S.A. (Uruguay)	100.00
Banco Santander Chile	67.12	Banco Santander Perú, S.A.	100.00
Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.05	Banco Santander Río, S.A. (Argentina)	99.30
Banco Santander de Negocios Colombia S.A.	100.00

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

Overall GDP in Latin America fell for the second year in a row, as trends were highly varied across the different countries in terms of GDP, interest rates and markets. However, we believe that the shift in economic policy in Argentina and Brazil and, in general, progress toward adjusting inflation and the foreign deficit have allowed the region to lay the groundwork for recovery.

In general, the environment was not favorable for the business, primarily due to the across-the-board devaluation of currencies and, in particular, to the shrinking of Brazil’s GDP.

Profit attributable to the Parent bank from Latin America in 2016 was €3,386 million, a €193 million or 6% increase as compared to 2015 (+19% excluding the exchange rate impact). Total income increased by €9 million. Excluding the exchange rate impact total income increased by €1,731 million driven mainly by interest income/ (charges), fees and commissions and Gains/losses on financial assets and liabilities. Administrative expenses and depreciation and amortization decreased by €214 million or 3%; however, excluding the exchange rate impact they grew 8% as a result of salary agreements, dollar indexed expenses and investment. Growth was moderate excluding the inflation and the exchange rates impact.

As of December 31, 2016, loans and advances to customers increased by 14%; however, excluding the exchange rate impact they increased by 4%. Customer deposits increased by 17% as compared to 2015; nevertheless, excluding the exchange rate impact customer deposits increased by 7%. The NPL ratio stood at 4.81% and the coverage ratio at 87% at December 31, 2016. The ROE was 15.0%

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. The institution operates in the main regions, with 3,431 branches and points of banking attention, 46,728 employees (direct and assigned), all of which were hired on a full time basis.

In 2016, the Brazilian economy completed its second consecutive year of recession. Nevertheless, inflation (6.3% at the 2016 year end) did not exceed the upper target limit (6.5%). Forecast inflation for 2017 and 2018 should be closer to the central bank's 4.5% target, which has allowed the benchmark interest rate of 14.25% to slip to 13.75% toward the end of the year. This points to a downward trend, which began in January 2017 with a new 75 basis points cut placing the benchmark rate at 13%.

The exchange rate rallied considerably during the year, closing 2016 at €1 = BRL 3.43, vs BRL 4.31 in 2015.

In this difficult political and economic environment, Santander Brazil continued its transformation process, while growing customers and results.

Profit attributable to the Parent bank from Brazil in 2016 was €1,786 million, a €154 million or 10% increase as compared to 2015 (+15% excluding the exchange rate impact). Total income increased by €180 million or 2% compared with 2015; however, excluding the exchange rate impact total income increased by 7% mainly due to increases in net fees and commissions, particularly those from current accounts, funds and credit cards. Interest income/(charges) decreased by 3%, however they increased by 2% excluding the exchange rate impact underpinned by higher spreads on deposits and loans.

Administrative expenses and depreciation and amortization decreased by €24 million or 1%; excluding the exchange rate impact they increased by 6%, 3 percentage points under average inflation rate, reflecting the efforts made to improve efficiency and productivity.

Impairment on financial assets increased by €80 million or 2%; however, excluding the exchange rate impact they increased by 8%, reflecting the still weak macroeconomic environment.

During 2016, total loans and advances to customers increased by 25%, (excluding the exchange rate impact they decreased by 0.3%). Customer deposits increased 28% as compared to 2015; excluding the exchange rate impact they increased 2%. At December 31, 2016 the NPL ratio was 5.90% as compared to 5.98% one year earlier while the coverage ratio stood at 93%. The ROE stood at 13.4% at December 31, 2016.

Mexico.  Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. Santander is the third largest banking group in Mexico by business volume. As of December 31, 2016, it had 1,389 branches throughout the country, 17,608 employees (direct and assigned), of which 1,223 were temporary.

In an effort to increase customer loyalty, the Bank developed various measures among which was a three-year €15,000 million investment plan announced in December 2016 to continue improving the franchise and our systems.

The Mexican economy slowed somewhat in 2016 (estimated 2.3% vs 2.6% in 2015), due to a challenging environment, which spurred adjustments to fiscal policy and a tightening of monetary policy. Furthermore, the depreciation of the exchange rate led the Bank of Mexico to raise its benchmark rate from 3.25% to 5.75% during 2016. Inflation climbed from 2.1% to 3.3%, while unemployment stayed stagnant at an average of 3.8% for the year. The peso depreciated 13% against the dollar to MXN 21.8, impacted by oil prices in the first few months of the year and the heightened uncertainties of possible changes in the trade and migration policies of the US in the latter part of 2016.

Profit attributable to the Parent bank from Mexico in 2016 was €629 million, stable as compared to 2015 (+18% excluding the exchange rate impact). Total income, decreased by €114 million or 3%; however, excluding the exchange rate impact total income increased by 13% mainly due to a 14% increase in interest income /charges, underpinned by growth in lending and the ongoing expansion of deposits, along with higher interest rates as compared to December 2015.

Administrative expenses and depreciation and amortization decreased by €95 million or 7%; however, excluding the exchange rate impact they increased by 9% due to the strategic initiatives undertaken to position Santander as the bank of first choice among its customers. Impairment on financial assets decreased by €45 million or 5% (excluding the exchange rate impact they increased 11%).

As of December 31, 2016, loans and advances to customers decreased by 9% (+4% excluding the exchange rate impact), and customer deposits increased 2% (+18% excluding the exchange rate impact).

At December 31, 2016, the NPL ratio decreased by 62 basis points to 2.76% while the coverage ratio was 104%. The ROE was 14.9%.

Chile. Banco Santander Chile is the leading bank in Chile in terms of assets, with a particular focus on retail activity (individuals and SMEs). As of December 31, 2016, Banco Santander Chile had 435 branches and 11,999 employees (direct and assigned), all of which were hired on a full time basis.

The Chilean economy saw less buoyant GDP growth in 2016 (estimated 1.6% compared 2.3% in 2015), with inflation falling to 3% and unemployment at 6.5%. The slowdown in growth was primarily due to the international context and the mining industry's adaptation to a more moderate price environment.

The year-end exchange rate was CLP 708 = €1, for an appreciation of 9% during the year. At 31 December 2016, the Central Bank of Chile's benchmark rate stood at 3.5%, at the same level as at the 2015 close.

Profit attributable to the Parent bank from Chile in 2016 was €513 million, a €58 million or 13% increase as compared to 2015 (+16% excluding the exchange rate impact). This increase was affected by a higher tax rate. Total income rose 4% in 2016 (+7% excluding the exchange rate impact), with improvement in interest income/ (charges) due to higher volumes and liabilities cost management, in gains on financial assets and liabilities climbed and in fees and commissions, primarily underpinned by those generated on payment means and transactionality. Administrative expenses and depreciation and amortization decreased by 2% (+1% excluding the exchange rate impact), despite the higher investment in technological developments and the year-on-year price index rise in contracts, rents and salaries. Impairment on financial assets decreased by 9% (-6% excluding the exchange rate impact).

In 2016, customer loans increased 17% (7% in local currency) and customer deposits increased 12% (3% in local currency) as compared to 2015.

At December 31, 2016, the NPL ratio decreased 57 basis points to 5.05% while the coverage ratio was 59% and the ROE 16.8%.

Argentina. Santander Río is the country’s leading private sector bank in terms of assets and loans. At December 31, 2016 we had 453 branches and 7,940 employees in Argentina, of which 151 were temporary.

In 2016, Argentina responded firmly to the macroeconomic imbalances and the microeconomic distortions, by shoring up its institutional framework. Adjustment measures led to a 2% contraction in GDP, although at the same time laid the groundwork for controlling inflation and public deficit, in order to return to a path of growth.

The benchmark interest rate fell by 8.5 percentage points, while the Argentinean peso depreciated strongly against the euro.

The Group’s strategy in 2016 continued to center on growing customer business, paying particular attention to loyalty and profitability.

Profit attributable to the Parent bank was €359 million in 2016, a €19 million decrease as compared to 2015; however excluding the exchange rate impact profit increased by 52%. The commercial strategy spurred a strong rise in total income in local currency, most notably in interest income/ (charges) and in fees and commissions. Administrative expenses and depreciation and amortization were up 37% in local currency due to the effect of inflation, the updated collective salary agreement, the enlargement of the branch network and the investments in transformation and technology.

In 2016, customer loans increased 16% (37% in local currency) and customer deposits increase 24% (47% in local currency) as compared to 2015.

At the end of 2016, the ROE was 33.0%, while the NPL ratio decreased 34 basis points to 1.49% and the coverage ratio was 142%.

Uruguay. The Group continued to be the country’s leading private sector bank, focusing on growing in retail banking and improving efficiency and the quality of service. Overall, the Group had 108 branches and 1,761 employees, of which 26 were temporary.

The economy grew 0.5% (1.0% in 2015) and inflation was 9.2% (9.4% in 2015), above the official target of between 3% and 7%. The peso ended 2016 at UYU30.6/€, an appreciation of 6%.

Profit attributable to the Parent bank was €84 million in 2016, a €14 million increase as compared to 2015 (+32% excluding the exchange rate impact) benefiting from the incorporation of Créditos de la Casa in August 2015.

In 2016 compared 2015, lending rose in target segments and products (SMEs and consumer business) as well as consumer credit.

Peru. As of December 31, 2016, Banco Santander Perú, S.A. had 1 branch and 161 employees. The unit’s activity is focused on corporate banking and the country’s big companies, as well as continuing to provide services to the Group’s global customers.

An auto finance company continued to consolidate its activity in Peru. This company has a specialized business model, centered on service and with market shares that enable customers to acquire a new vehicle via most of the brands and dealerships in the country.

GDP growth slowed to 3.9%. Sharp drop in domestic demand. Inflation was around 3.4% and the currency depreciated 6% against the euro. Public debt stood at 23% of GDP, one of the lowest in the region, and the country’s reserves totaled $61 billion (more than 30% of GDP). The system’s loans and deposits grew 4% and 2%, respectively.

Profit attributable to the Parent bank from Peru reached €37 million as compared to €32 million in 2015.

Colombia. The operation in Colombia focuses on growing business with Latin American companies, multinational companies, international desk and big and medium-sized local companies, contributing treasury solutions, risk hedging, foreign trade, financing working capital and confirming, as well as developing investment banking and capital market products.

Colombia had a €18 million loss attributable to the Parent bank mainly due to rise in impairment on financial assets.

United States

At the end of 2016, we had 768 branches and 17,509 employees (direct and assigned), none of them temporary.

The US economy grew an estimated 1.6% in 2016, partly due to the slow growth at the start of the year. This did not prevent, however, the jobless rate falling to 4.7%, a level regarded as almost full employment, and core inflation of 1.8%. The outcome of the US election helped to strengthen the dollar to €1/$1.05 ($1.09 at the end of 2015) and spurred the markets.

In this context, in which the economy was already showing some strengthening, the Federal Reserve raised its key rate in December to 0.75% from 0.50% and pointed to gradual hikes in 2017.

The U.S. segment includes the Intermediate Holding Company IHC, Santander Bank National Association, Banco Santander Puerto Rico, Santander Consumer USA Inc., Banco Santander International (BSI), Santander Investment Securities Inc. and the Santander branch in New York.

Santander US is focused on a series of strategic priorities aimed at improving the profitability of Santander Bank, optimizing the vehicle financing business and expanding the GCB business with US-based customers, maximizing the interconnectivity offered by being part of a global group.

Santander US continued to progress in 2016 in complying with its regulatory obligations. The creation of the holding was completed, unifying the main units in the country under the same management and governance structure in order to manage risk in the US more effectively.

The U.S. segment accounted for 9% of the total managed customer funds, 11% of total loans to customers and 5% of profit attributed to the Parent bank’s total operating areas.

Profit attributable to the Parent bank from United States in 2016 was €395 million, a €283 million or 42% decrease as compared to 2015. Significant investments were made in technology to enhance customer experience and improve risk management and capital planning in order to comply with regulatory obligations, causing costs to remain high. Santander Bank also repurchased costly liabilities, which had a negative impact on gains on financial transactions. Santander Consumer USA shifted its business mix towards a lower risk profile (with a negative impact on revenues). Administrative expenses and depreciation and amortization increased by €172 million or 6% in 2016 compared to 2015 with certain non-recurring assets. These factors and an increase in provisions, partly due to those made in the first quarter for oil and gas related business, produced a 42% fall in the attributable profit. The results were not affected significantly by the impact of exchange rates.

As of December 31, 2016, loans and advances to customers increased by 1% (-2% excluding the exchange rate impact), and customer deposits increased 7% (+4% excluding the exchange rate impact).

For 2016, ROE was 2.9% and the NPL ratio increased 15 basis points to 2.28%. The coverage ratio stood at 214% at year-end.

Second or business level:

Commercial Banking

Commercial Banking’s profit attributable to the Parent bank in 2016 decreased by €557 million or 8% to €6,297 million. The sharp rise in the tax charge left attributable profit virtually unchanged in constant euros. The income statement was characterized by the spur of interest income/ (charges), good performance of fee income in almost all units, discipline in costs and lower loan-loss provisions.

In 2016, Commercial Banking generated 87% of the operating areas’ total income and 78% of profit attributable to the Parent bank. This segment had 178,253 employees as of December 31, 2016.

In 2016 Santander continued to make progress with its program for transforming commercial banking focusing on (i) customer loyalty and satisfaction, (ii) digital transformation of our channels, products and services and (iii) operational excellence of our processes.

In order to improve customer loyalty and satisfaction continuously, the following measures were adopted in 2016, among others:

•	The 1|2|3 strategy in Spain, Portugal and the United Kingdom which continued the good pace of opening accounts.
•	Consolidation of value propositions for individual customers in Mexico and Chile.
•

A pioneer digital platform launched in Mexico, which integrates a fully digital offer of banking services and financial education; a financial app that Germany offers its customers to manage their savings and the investment center launched by Santander UK which enables customers to manage their investments online.

•

The launch of the Select Global Value offer, which complements the local offer with non-financial services and makes available to customers a homogeneous and exclusive service in all countries where the Group operates.

•	The continuous evolution of plans for SMEs in all countries.

In order to create a simpler bank for our customers, we continued to foster the digital transformation and multi channels:

•	Santander Mexico already has 1.3 million digital customers. SuperMóvil enables them to access all services from any mobile device and with the same password.
•	In Brazil, more than 6 million customers already access our channels through biometric identification. Of note was the launch of the new commercial model for the consumer finance segment.
•

In Spain, Santander Personal was launched as a specialized and personalized attention channel, while in Poland we launched the new online bank with a Customer Attention section that allows personal attention.

•

Various payment solutions were launched such as, in Spain, the Wallet app that allows payments to be made from a mobile phone in any establishment, the contactless wristband for payments, the Apple Pay service and Bizum which allows direct P2P payments; or in Brazil the Santander Way app which provides card users with speed, control and security.

•

Progress was also made in transforming branches under the Smart Red program. Spain, Brazil, Mexico, the United Kingdom and Argentina have already inaugurated new branch models, Portugal already has specialized spaces for companies and Chile inaugurated the first WorkCafé, a novel branch format where customers can take advantage of their visits to use the co-working zone. New ATMs, which enable customers to carry out basic operations simply and agilely, also continued to be installed at a good pace.

•	The NEO CRMs were consolidated as the reference CRM tool in the market, with new improvements in Santander Río, Poland, Mexico and the United Kingdom.

The satisfaction and experience of our customers is one of our priorities, which is why we continue to work on improving operational excellence, with new processes that are simpler, more efficient and omnichannel, developed with Agile methodology, and also on improving the quality of service.

Santander Global Corporate Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

Global Corporate Banking generated 13% of total income and 26% of the profit attributable to the Parent bank in 2016. This segment had 8,032 employees at December 31, 2016.

Profit attributable to the Parent bank in 2016 was €2,089 million, an increase of €463 million or 28% as compared to 2015. Total income increased 10% in 2016 compared 2015, with growth in all products. Excluding the exchange rate impact, Global Transaction Banking increased 13% against a backdrop of containment of spreads and low interest rates, Financing Solutions and Advisory 1%, reflecting the soundness of the various businesses, and Global Markets 21% (good performance in Europe and particularly the Americas).

Administrative expenses and depreciation and amortization decreased by €107 million or 5%  due to the efficiency plans implemented, particularly in Spain and the United States and impairment on financial assets decreased by €28 million or 4%.

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

The main lines of action were:

•

Progress in changing our model toward a business lighter in capital, with the creation of an area solely dedicated to optimization of assets and capital in order to strengthen the division’s distribution capacity.

•

Creation of an innovation area to drive new solutions and meet the challenge of new non-banking players. We are involved in various blockchain technology projects to position us in the financial sector transformations that this technology could introduce. In GTB receivables, big-data is used for risk scoring of companies based on information sources available in the market.

•

Strengthening our leadership position in Latin America, where we are the leader in export finance, debt capital markets (DCM), equity capital markets (ECM), mergers and acquisitions (M&A) and project finance.

•	Progress in facilitating the international connectivity of retail and commercial banking customers.

Real Estate Operations in Spain

See above under “First level (or geographic)—Continental Europe—  Real Estate Operations in Spain.”

Corporate Center

The Corporate Center had Losses attributable to the Parent of €1,856 million in 2016, compared to losses of €2,093 million in 2015.

The €238 million reduction in losses in 2016 was driven by (i) a reduction in administrative expenses due to the restructuring carried out in the second quarter of the year and the ongoing corporate simplification process launched in 2015, (ii) a reduction in provisions and impairment losses (after those occurred in 2015 that were not repeated in 2016), partially offset by (iii) a decrease in total income, including decreased gains on centralized management of certain risks (primarily exchange rate risk and interest rate risk).

At the end of 2016 this area had 1,724 employees.

Our subsidiaries’ model is complemented by a corporate center that has support and control units which carry out functions for the Group in matters of risk, auditing, technology, human resources, legal affairs, communication and marketing, among others.

The Corporate Center contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through frameworks of control and global supervision, and taking strategic decisions.
•	It makes the Group’s units more efficient, fostering the exchange of best practices in management of costs and economies of scale. This enables us to be among the most efficient in the sector.
•	By sharing best commercial practices, launching global commercial initiatives and driving digitalization, the center contributes to the Group’s revenue growth.

It also develops functions related to financial management and capital.

The financial management functions are: (i) Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units. This activity is carried out through diversifying the various sources of funding (issues and others), always maintaining an adequate profile (volumes, maturities and costs). The price at which these operations are conducted with other units of the Group is the market rate (euribor or swap) plus the premium which, in concept of liquidity, the Group supports by immobilizing funds during the term of the operation; (ii) Interest rate risk is also actively managed in order to soften the impact of interest rate changes on interest income/ (charges), conducted via derivatives of high quality, high liquidity and low consumption of capital; and (iii) Strategic management of the exposure to exchange rates.

Lastly, and marginally, the corporate center reflects the stakes of a financial nature that the Group makes under its policy of optimizing investments.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market, see note 52 to our consolidated financial statements.

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for each of the past three years. The information is presented for domestic and international balances whereas domestic balances include activity in Spain and international balances include activity outside of Spain.

You should read the following tables and the tables included under “—Changes in Interest Income/ (Charges) —Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

•We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•We have included loan arrangement fees in interest income;

•We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See note 2 to our consolidated financial statements for a discussion of our accounting policies for hedging activities;

•We have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2016, 2015, 2014, 2013 and 2012 under IFRS-IASB.

	Year Ended December 31,
ASSETS	2016			2015			2014
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks and credit entities
Domestic	28,238	132	0.47%	30,960	133	0.43%	24,351	111	0.46%
International	135,182	4,346	3.21%	132,339	3,104	2.35%	134,657	3,709	2.75%
	163,420	4,478	2.74%	163,299	3,237	1.98%	159,008	3,820	2.40%
Loans and credits
Domestic	157,281	3,615	2.30%	159,897	4,134	2.59%	164,517	5,125	3.12%
International	624,228	38,963	6.24%	625,763	41,311	6.60%	541,635	37,050	6.84%
	781,509	42,578	5.45%	785,660	45,445	5.78%	706,152	42,175	5.97%
Debt securities
Domestic	52,304	724	1.38%	51,467	859	1.67%	44,797	1,582	3.53%
International	128,885	6,203	4.81%	130,918	6,502	4.97%	110,741	5,665	5.12%
	181,189	6,927	3.82%	182,385	7,361	4.04%	155,538	7,247	4.66%
Income from hedging operations
Domestic		56			83			95
International		533			(350)			198
		589			(267)			293
Other interest
Domestic		350			658			689
International		234			764			432
		584			1,422			1,121
Total interest-earning assets
Domestic	237,823	4,877	2.05%	242,324	5,867	2.42%	233,665	7,602	3.25%
International	888,295	50,279	5.66%	889,020	51,331	5.77%	787,033	47,054	5.98%
	1,126,118	55,156	4.90%	1,131,344	57,198	5.06%	1,020,698	54,656	5.35%

Other non-interest earning assets	211,543			214,313			181,149
Assets from discontinued operations	—			—			—

Total average assets	1,337,661	55,156		1,345,657	57,198		1,201,847	54,656

Note: As of December 31, 2016, 2015 and 2014, Total average assets attributed to international activities accounted for 76%, 76%, and 75%, respectively, of the Groups Total average assets

	Year Ended December 31,
	2016			2015			2014
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities and central banks
Domestic	33,990	124	0.36%	31,931	180	0.56%	16,006	225	1.41%
International	127,616	1,990	1.56%	134,781	2,176	1.61%	116,499	1,980	1.70%
	161,606	2,114	1.31%	166,712	2,356	1.41%	132,505	2,205	1.66%
Customers deposits
Domestic	166,964	946	0.57%	173,793	1,102	0.63%	170,327	1,629	0.96%
International	512,430	11,939	2.33%	511,282	12,347	2.41%	459,133	11,787	2.57%
	679,394	12,885	1.90%	685,075	13,449	1.96%	629,460	13,416	2.13%
Marketable debt securities
Domestic	60,995	1,122	1.84%	62,510	1,628	2.60%	68,571	2,242	3.27%
International	144,246	5,700	3.95%	140,147	5,337	3.81%	121,194	4,602	3.80%
	205,241	6,822	3.32%	202,657	6,965	3.44%	189,765	6,844	3.61%
Subordinated debt
Domestic	8,989	349	3.88%	6,840	250	3.65%	7,114	407	5.72%
International	7,584	596	7.86%	8,189	684	8.35%	7,664	677	8.83%
	16,573	945	5.70%	15,029	934	6.21%	14,778	1,084	7.34%
Other interest-bearing liabilities
Domestic	6,484	117	1.80%	6,896	137	1.99%	6,988	192	2.75%
International	1,974	84	4.26%	2,160	133	6.16%	2,158	152	7.04%
	8,458	201	2.38%	9,056	270	2.98%	9,146	344	3.76%
Expenses from hedging operations
Domestic		(166)			(307)			(388)
International		(189)			(103)			(158)
		(355)			(410)			(546)
Other interest
Domestic		600			761			725
International		854			61			1,037
		1,454			822			1,762
Total interest-bearing liabilities
Domestic	277,422	3,092	1.11%	281,970	3,751	1.33%	269,006	5,032	1.87%
International	793,850	20,974	2.64%	796,559	20,635	2.59%	706,648	20,077	2.84%
	1,071,272	24,067	2.25%	1,078,529	24,386	2.26%	975,654	25,109	2.57%

Other non-interest bearing liabilities	166,026			166,625			141,389

Non-controlling interest	11,622			10,283			9,757

Stockholders’ Equity	88,741			90,220			75,047

Liabilities from discontinued operations	—			—			—

Total average Liabilities and Stockholders´ Equity	1,337,661	24,067		1,345,657	24,386		1,201,847	25,109

Note: As of December 31, 2016, 2015 and 2014, Total average liabilities attributed to international activities accounted for 71%, 71% and 70%, respectively, of the Group’s Total average liabilities.

Changes in Interest Income / (charges)—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our interest income / (charges) between changes in average volume and changes in average rate for 2016 compared to 2015 and 2015 compared to 2014. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis	IFRS-IASB
	2016/2015
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks and credit entities
Domestic	(11)	10	(1)
International	9	1,233	1,242
	(2)	1,243	1,241
Loans and credits
Domestic	(67)	(452)	(519)
International	(101)	(2,247)	(2,348)
	(168)	(2,699)	(2,867)
Debt securities
Domestic	15	(150)	(135)
International	(101)	(198)	(299)
	(86)	(348)	(434)
Total interest-earning assets without hedging operations
Domestic	(63)	(592)	(655)
International	(193)	(1,211)	(1,404)
	(256)	(1,803)	(2,059)
Income from hedging operations
Domestic	(27)	0	(27)
International	883	0	883
	856	0	856
Other interests
Domestic	(308)	0	(308)
International	(530)	0	(530)
	(838)	0	(838)
Total interest-earning assets
Domestic	(398)	(592)	(990)
International	160	(1,212)	(1,052)
	(238)	(1,804)	(2,042)

Volume and rate analysis	IFRS-IASB
	2015/2014
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks and credit entities
Domestic	30	(8)	22
International	(56)	(549)	(605)
	(26)	(557)	(583)
Loans and credits
Domestic	(140)	(851)	(991)
International	5,591	(1,330)	4,261
	5,451	(2,181)	3,270
Debt securities
Domestic	209	(932)	(723)
International	1,005	(168)	837
	1,214	(1,100)	114
Total interest-earning assets without hedging operations
Domestic	99	(1,791)	(1,692)
International	6,540	(2,047)	4,493
	6,639	(3,838)	2,801
Income from hedging operations
Domestic	(12)	0	(12)
International	(548)	0	(548)
	(560)	0	(560)
Income from hedging operations
Domestic	(31)	0	(31)
International	332	0	332
	301	0	301
Total interest-earning assets
Domestic	56	(1,791)	(1,735)
International	6,324	(2,047)	4,277
	6,380	(3,838)	2,542

Volume and rate analysis	IFRS-IASB
	2016/2015
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities and central banks
Domestic	11	(67)	(56)
International	(113)	(73)	(186)
	(102)	(140)	(242)
Customers’ deposits
Domestic	(42)	(114)	(156)
International	28	(435)	(407)
	(14)	(549)	(563)
Marketable debt securities
Domestic	(39)	(467)	(506)
International	159	204	363
	120	(263)	(143)
Subordinated debt
Domestic	82	17	99
International	(49)	(39)	(88)
	33	(22)	11
Other interest-bearing liabilities
Domestic	(8)	(12)	(20)
International	(11)	(38)	(49)
	(19)	(50)	(69)
Total interest-bearing liabilities without hedging operations
Domestic	5	(644)	(639)
International	14	(381)	(367)
	19	(1,025)	(1,006)
Expenses from hedging operations
Domestic	141	0	141
International	(86)	0	(86)
	55	0	55
Other interests
Domestic	(161)	0	(161)
International	794	0	794
	633	0	633
Total interest-bearing liabilities
Domestic	(15)	(645)	(660)
International	721	(380)	341
	706	(1,025)	(319)

Volume and rate analysis	IFRS-IASB
	2015/2014
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities and central banks
Domestic	140	(185)	(45)
International	299	(103)	196
	439	(288)	151
Customers’ deposits
Domestic	33	(560)	(527)
International	1,287	(727)	560
	1,320	(1,287)	33
Marketable debt securities
Domestic	(186)	(428)	(614)
International	722	13	735
	536	(415)	121
Subordinated debt
Domestic	(15)	(142)	(157)
International	45	(38)	7
	30	(180)	(150)
Other interest-bearing liabilities
Domestic	(2)	(53)	(55)
International	0	(19)	(19)
	(2)	(72)	(74)
Total interest-bearing liabilities without hedging operations
Domestic	(30)	(1,368)	(1,398)
International	2,353	(874)	1,479
	2,323	(2,242)	81
Expenses from hedging operations
Domestic	81	0	81
International	55	0	55
	136	0	136
Expenses from hedging operations
Domestic	36	0	36
International	(976)	0	(976)
	(940)	0	(940)
Total interest-bearing liabilities
Domestic	87	(1,368)	(1,281)
International	1,432	(874)	558
	1,519	(2,242)	(723)

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

Earning Assets - Yield Spread	IFRS-IASB
	Year Ended December 31,
	2016	2015	2014
	(in millions of euros, except percentages)
Average interest-earning assets
Domestic	237,823	242,324	233,665
International	888,295	889,020	787,033
	1,126,118	1,131,344	1,020,698
Interest
Domestic	4,877	5,867	7,602
International	50,279	51,331	47,054
	55,156	57,198	54,656
Interest income/ (charges) (1)
Domestic	1,784	2,116	2,570
International	29,305	30,696	26,977
	31,089	32,812	29,547
Gross yield (2)
Domestic	2.05%	2.42%	3.25%
International	5.66%	5.77%	5.98%
	4.90%	5.06%	5.35%
Net yield (3)
Domestic	0.75%	0.87%	1.10%
International	3.30%	3.45%	3.43%
	2.76%	2.90%	2.89%
Yield spread (4)
Domestic	0.94%	1.09%	1.38%
International	3.02%	3.18%	3.14%
	2.65%	2.79%	2.78%

(1)Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page 9 of this annual report.

(2)Gross yield is the quotient of interest income divided by average earning assets.

(3)Net yield is the quotient of interest income/ (charges) divided by average earning assets.

(4)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	IFRS – IASB
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2016	2015	2014
ROA: Return on average total assets	0.56%	0.55%	0.58%
ROE: Return on average stockholders’ equity	6.99%	6.61%	7.75%
ROTE: Return on average tangible equity (*)	10.38%	9.99%	12.75%
PAY-OUT: Dividends per average share as a percentage of profit attributable to the Parent per average share (**)	0.40%	38.02%	19.65%
Average stockholders’ equity as a percentage of average total assets	6.63%	6.70%	6.24%

(*)    The Return on average tangible equity ratio is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill – other intangible assets. We provide ROTE as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position.

(**)  The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €579 million, €607 million, and €6,595 million, for 2016, 2015 and 2014, respectively. The pay-out ratio for 2016 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2017.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets
	IFRS-IASB
	Year Ended December 31,
	2016	2015	2014

Cash and due from central banks and credit entities
Domestic	2.50%	2.75%	2.38%
International	12.01%	11.69%	13.19%
	14.51%	14.44%	15.57%
Loans and credits
Domestic	13.97%	14.13%	16.12%
International	55.43%	55.31%	53.07%
	69.40%	69.44%	69.19%
Debt securities
Domestic	4.64%	4.55%	4.39%
International	11.45%	11.57%	10.85%
	16.09%	16.12%	15.24%
Total interest-earning assets
Domestic	21.11%	21.43%	22.89%
International	78.89%	78.57%	77.11%
	100.00%	100.00%	100.00%

The following tables show our short-term funds deposited with other banks and central banks at each of the dates indicated.

	IFRS-IASB
	At December 31,
Central Banks-	2016	2015	2014	2013	2012
	(in millions of euros)

Time deposits	14,445	9,958	4,796	8,515	45,598
Reverse repurchase agreements	13,528	7,379	7,018	4,591	6,826
Impaired assets	—	—	—	—	—
Valuation adjustments for impairment	—	—	—	—	—
	27,973	17,337	11,814	13,106	52,424

	At December 31,
Credit Institutions-	2016	2015	2014	2013	2012
	(in millions of euros)

Time deposits	5,941	7,142	8,177	16,284	15,670
Reverse repurchase agreements	20,867	37,744	39,807	29,702	25,486
Non- loan advances	21,281	19,580	20,842	18,273	22,416
Valuation adjustments accrued interest receivable and other	636	733	667	557	729
Impaired assets	4	13	60	28	33
Valuation adjustments for impairment	(15.00)	(19.00)	(79.00)	(37.00)	(30.00)
	48,714	65,193	69,474	64,807	64,304

TOTAL:	76,687	82,530	81,288	77,913	116,728

Investment Securities

At December 31, 2016, the book value of our investment securities was €211.8 billion (representing 16% of our total assets). These investment securities had a yield of 3.64% in 2016 compared with a yield of 3.81% in 2015 and a yield of 4.51% in 2014. Approximately €45.7 billion, or 21.6%, of our investment securities at December 31, 2016 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB
	Year Ended December 31,
	2016	2015	2014
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	43,985	44,582	37,324
Other domestic issuer:
Public authorities	1,712	1,204	1,858
Other domestic issuer	6,146	7,237	8,542
Total domestic	51,843	53,023	47,724
International-
United States:
U.S. Treasury and other U.S. Government agencies	12,651	9,057	4,289
States and political subdivisions	407	703	1,558
Other securities	10,567	12,023	8,793
Total United States	23,625	21,783	14,640
Other:
Governments	90,005	78,585	87,190
Other securities	25,839	26,739	26,810
Total Other	115,844	105,324	114,000
Total International	139,469	127,107	128,640

Total Debt Securities	191,312	180,130	176,364

Equity securities
Domestic	3,826	3,470	4,197
International-
United States	1,070	1,340	1,106
Other	15,634	18,894	13,497
Total international	16,704	20,234	14,603
	—	—	—
Total Equity Securities	20,530	23,704	18,800
	—	—	—
Total Investment Securities	211,842	203,834	195,164

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2016 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2016
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders' equity:
Spanish Government	45,697	45,738
Brazilian Government	39,770	39,697
US Government	13,058	13,055
UK Government	11,910	11,867
Mexican Government	10,628	10,628

Near 10% of stockholder´s equity:
Portuguese Government	7,689	7,689
Polish Government	6,265	6,265

The following table shows the maturities of our debt securities (before impairment allowances) as of December 31, 2016.

	Year Ended December 31, 2016
			Maturing		Maturing
	Maturing	Yield	Between	Yield	Between	Yield	Maturing	Yield
	Within	Within	1 and	1 and	5 and	5 and	After	After
	1 Year	1 Year	5 Years	5 Years	10 Years	10 Years	10 Years	10 Years	Total
Debt securities	(in millions of euros)
Domestic:
Spanish Government	6,610	-0.18%	11,547	1.14%	18,026	1.88%	7,802	4.18%	43,985
Other domestic issuer:
Public authorities	160	3.38%	92	3.00%	712	2.38%	748	1.93%	1,712
Other domestic issuer	2,392	1.74%	1,871	3.41%	488	4.27%	1,396	2.28%	6,147
Total domestic	9,162		13,510		19,226		9,946		51,844
International:	-		-		-		-		-
United States:
U.S. Treasury and other U.S. Government agencies	2,023	0.08%	1,602	1.03%	1,294	1.75%	7,732	3.04%	12,651
States and political subdivisions	9	0.65%	-	-	398	1.52%	-	-	407
Other securities	716	0.66%	1,964	1.57%	771	2.85%	7,116	3.01%	10,567
Total United States	2,748		3,566		2,463		14,848		23,625
Other:	-		-		-		-
Governments	22,136	6.47%	34,430	6.09%	27,014	3.72%	6,425	10.26%	90,005
Other securities	8,526	3.89%	9,937	5.45%	4,755	4.63%	2,621	2.49%	25,839
Total Other	30,662		44,367		31,769		9,046		115,844
Total International	33,410		47,933		34,232		23,894		139,469
	-		-		-		-
Total debt investment securities	42,572		61,443		53,458		33,840		191,312

Loan Portfolio

At December 31, 2016, our total loans and advances to customers equaled €814.9 billion (61.0% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €790.4 billion at December 31, 2016 (59.0% of our total assets). In addition to loans, we had outstanding as of December 31, 2016, 2015, 2014, 2013 and 2012  €202.1 billion, €195.6 billion, €183.0 billion, €154.3 billion and €187.7 billion, respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

		IFRS-IASB
		At December 31,
	2016	2015	2014	2013	2012
	(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	14,127	13,993	17,465	13,374	16,884
Commercial, financial, agricultural and industrial	39,950	32,426	46,355	47,583	61,527
Real estate and construction (*)	13,506	20,439	24,673	27,158	29,008
Other mortgages	65,314	69,234	60,583	62,180	63,886
Installment loans to individuals	17,016	14,654	11,644	8,668	12,775
Lease financing	3,684	3,472	3,267	3,372	3,857
Other	7,775	13,639	8,384	11,517	12,077
Total	161,372	167,856	172,371	173,852	200,014

Loans to borrowers outside Spain: (**):
Non-Spanish Governments	16,843	7,772	7,053	4,402	4,983
Commercial and industrial	286,165	276,895	253,843	209,820	217,358
Mortgage loans	310,533	322,816	296,236	275,739	290,825
Other	39,950	42,026	32,425	29,946	31,354
Total	653,491	649,509	589,557	519,907	544,520

Total loans and advances to customers, gross	814,863	817,365	761,928	693,759	744,534

Allowance for loan losses (***)	(24,393)	(26,517)	(27,217)	(24,903)	(25,422)

Total loans and advances to customers, net of allowances	790,470	790,848	734,711	668,856	719,112

(*)    As of December 31, 2016, the portfolio of loans to real estate and construction companies included €5,515 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €7,388 million, €9,349 million, €12,105 million and €15,867 million of such loans in 2015, 2014, 2013 and 2012, respectively.

(**)  Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

(***) Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information - A. Selected financial data”.

At December 31, 2016, our loans and advances to associated companies and jointly controlled entities amounted to €5,209 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2016 was €2.0 billion (0.3% of total loans and advances, including government-related loans), and the five next largest exposures totaled €7.8 billion (1.0% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of December 31, 2016.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	2,213	1.02%	3,800	1.74%	8,114	2.14%	14,127	1.73%
Commercial, financial, agriculture	17,439	8.05%	14,256	6.53%	8,255	2.17%	39,950	4.90%
and industrial
Real estate and construction	4,239	1.96%	3,741	1.71%	5,526	1.45%	13,506	1.66%
Other mortgages	4,244	1.96%	3,484	1.60%	57,586	15.16%	65,314	8.02%
Installment loans to individuals	5,556	2.56%	8,666	3.97%	2,794	0.74%	17,016	2.09%
Lease financing	322	0.15%	2,354	1.08%	1,008	0.27%	3,684	0.45%
Other	4,345	2.01%	2,365	1.08%	1,065	0.28%	7,775	0.95%
Total borrowers in Spain	38,358	17.71%	38,666	17.71%	84,348	22.20%	161,372	19.80%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	5,342	2.47%	2,568	1.18%	10,733	2.83%	18,643	2.29%
Commercial and Industrial	125,919	58.12%	138,802	63.58%	44,012	11.58%	308,733	37.89%
Mortgage loans	16,477	7.61%	31,796	14.57%	237,891	62.61%	286,165	35.12%
Other	30,540	14.10%	6,465	2.96%	2,945	0.78%	39,950	4.90%
Total loans to borrowers	178,278	82.29%	179,631	82.29%	295,581	77.80%	653,491	80.20%
outside Spain

Total loans and leases,	216,636	100.00%	218,297	100.00%	379,929	100.00%	814,863	100.00%
gross

(*)    Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2016.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate	32,073	242,194	274,267
Variable rate	90,941	233,018	323,959
Total	123,014	475,212	598,226

Cross-Border Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, other interest-bearing investments, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by Santander UK or our Latin American subsidiaries.

	IFRS-IASB
	2016		2015		2014
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in millions of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	11,275	0.84%	11,067	0.83%	11,909	0.94%

Non-OECD Countries:
Total Latin American Countries (2) (3)	14,596	1.09%	13,786	1.03%	13,751	1.09%
Other Non-OECD	8,098	0.60%	7,969	0.59%	10,142	0.80%
Total Non-OECD	22,693	1.69%	21,755	1.62%	23,893	1.89%
Total	33,968	2.54%	32,822	2.45%	35,802	2.83%

(1)The Organization for Economic Cooperation and Development.

(2)Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)With regards to these cross-border outstandings, at December 31, 2016, 2015 and 2014, we had allowances for country-risk equal to €13.0 million, €13.0 million and €12.4 million respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2016, 2015 and 2014, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

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

The Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, by type of financial instrument, taking into consideration the criteria established by the European Banking Authority (EBA) is detailed in note 51.d to our consolidated financial statements.

Classified Assets

In the following pages, we describe the Bank of Spain’s requirements for classification of debt instruments not measured at fair value through profit or loss and contingent liabilities. The Group has established a credit loss recognition process that is independent of the process for balance sheet classification and derecognition of non-performing loans from the balance sheet.

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

b) Standard Assets under Special Watch

This category includes all types of credits and off-balance sheet risks that cannot be classified as non-performing or charged-off assets but that have certain weaknesses that may result in losses for the bank higher than those described in the previous category.

c) Assets classified as non-performing due to counterparty arrears

The Bank of Spain requires Spanish banks to classify as non-performing the entire outstanding principal amount and accrued interest on any loan, fixed-income security, guarantee and certain other extensions of credit on which any payment of principal or interest or agreed cost is 90 days or more past due (“non-performing past-due assets”) unless they should be classified as charged-off assets.

In relation to the aggregate risk exposure to a single obligor, if the amount of non-performing balances exceeds 20% of the total outstanding risks (excluding non-accrued interest on loans to such borrower), then banks must classify all outstanding risks to such borrower as non-performing (including off-balance sheet risks).

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

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing or before that period if the assets have been 100% provisioned for more than two years. Accordingly, even if allowances have been established equal to 100% of a non-performing asset, Spanish banks may maintain that non-performing asset, fully provisioned, on their balance sheet for the two-to-four-year period if management believes based on objective factors that there is some possibility of recoverability of that asset. After that period, the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.

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

All outstandings must be assigned to the country of residence of the client except in the following cases:

•Outstandings guaranteed by residents in other countries in a better category or by the Spanish Government Export Credit Insurer (CESCE) or by residents in Spain, should be classified in the category of the guarantor.

•Fully secured loans, when the security covers sufficiently the outstanding risk and can be enforced in Spain or in any other “category 1” country, should be classified as category 1.

•Outstanding risks with foreign branches of a bank should be classified according to the residence of the headquarters of those branches.

The Bank of Spain has established six categories to classify such countries, as shown in the following table:

Country‑Risk Categories	Description

1	European Union, Norway, Switzerland, Iceland, USA, Canada, Japan, Australia and New Zealand
2	Low risk countries not included in 1
3	Countries with transitory difficulties
4	Countries with serious difficulties
5	Doubtful countries
6	Bankrupt countries

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:

•Standard assets under Special Watch: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•Non-performing assets: All outstandings in category 5 and off-balance sheet risks classified in category 6, except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•Charged-off assets: All other outstandings in category 6 except when they should be classified as charged-off assets due to credit risk attributable to the client.

Among others, the Bank of Spain excludes from country-risk outstandings:

•Regardless of the currency of denomination of the asset, risks with residents in a country registered in subsidiary companies in the country of residence of the holder.

•Any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date.

•Any trade credits granted under specific export contracts with a due date of six months or less if the credits mature on the date of the export.

•Any interbank obligations of branches of foreign banks in the European Union and of the Spanish branches of foreign banks.

•Private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and

•Any negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.

Guarantees

The Bank of Spain requires certain guarantees to be classified as non-performing in the following situations:

•in cases involving past-due guaranteed loans and advances: (i) for non-financial guarantees, the amount demanded by the beneficiary and outstanding under the guarantee; and (ii) for financial guarantees, at least the amount classified as non-performing of the guaranteed risk; and

•in all other cases, the entire amount of the guaranteed debt when the debtor has declared bankruptcy or has demonstrated serious solvency problems, even if the guaranteed beneficiary has not reclaimed payment.

Allowances for Credit Losses and Country-Risk Requirements

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities as well as commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

Impairment losses allowances on debt instruments carried at amortized cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually: Significant debt instruments where impairment evidence exists. Consequently, this category includes mainly wholesale banking clients – Corporations, Earmarked Funding and Financial Institutions- as well as part of the larger Companies –Chartered- and developers from retail banking.

At balance sheet date, the Group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.
•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.
•	Generalized delay in payments or insufficient cash flows to cover debts.
•	The lender, for economic or legal reasons related to the borrower's financial difficulties, grants the borrower concessions or advantages that otherwise would not have been granted.
•	The borrower enters a bankruptcy situation or in any other situation of financial reorganization.

In these situations, an assessment is performed on the estimated future cash flows in connection with the relevant asset, discounted the original effective interest rate of the loan granted. The result is compared with the carrying value of the asset. The differences between the carrying value of the operation and the discounted value of the cash flow estimate will be analyzed and recognized as a specific provision for impairment loss.

•

Collectively, in all other cases: clients considered by the Group as “standardized”, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgments by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of losses incurred is expected to be higher or less than that which results from experience.

When the most recent trends related to portfolio risk factors are not fully reflected in statistical models as a result of changes in economic, regulatory and social conditions, these factors are taken into account by adjusting impairment provisions based on experience of other historical losses. On these estimates the Group performs retrospective and comparative tests with market references to evaluate the reasonableness of the collective calculation.

The Group's internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the date of preparation of the consolidated annual accounts calculated using statistical procedures.

The amount of an impairment loss incurred on these instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

•

All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risks to which each instrument is subject; and
•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The loss incurred is calculated at each reporting period by multiplying three point in time factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.
•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated, among other inputs, with the rating/scoring of each counterparty/transaction.

For the purpose of calculating the incurred loss, PD is measured using a time horizon of a maximum of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty.

•	Severity: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

The databases and governance used in the estimation of these parameters are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.e).

In addition, in order to determine the coverage of impairment losses on debt instruments measured at amortized cost, the Group considers the risk that exists in counterparties resident in a given country due to circumstances other than the usual commercial risk (sovereign risk, transfer risk or risks arising from international financial activity).

Guarantees

Provisions for non-performing guarantees will be equal to the amount that, using prudent criteria, is considered irrecoverable.

Bank of Spain’s Foreclosed Assets Requirements

If a Spanish bank eventually acquires the properties (residential or not) which secure loans or credits, the Bank of Spain requires that the value of the foreclosed assets should be the lesser of the book value of the loans and credits and the fair value of the foreclosed assets in the moment of foreclosure deducted the estimated selling costs.

In order to calculate the fair value of the foreclosed assets, an initial valuation should be done as of their acquisition using external valuations. Afterwards this valuation should be updated at least annually.

Banco Santander has developed internal methodologies to adjust the initial valuation and the estimated selling costs taking into consideration the previous experience when selling similar assets.

After the initial recognition of foreclosed assets, the Bank of Spain establishes that if the fair value of the foreclosed assets less the estimated selling costs is lower than the carrying amount, the entity should recognize the corresponding impairment.

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

	IFRS-IASB
	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	9,554	11,264	12,279	11,711	6,907
Borrowers outside Spain	17,077	16,057	12,680	13,756	11,951
Total	26,631	27,321	24,959	25,467	18,858

Consolidation/deconsolidation of companies’ credit loss allowances
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	—	—	—	(266)
Total	—	—	—	—	(266)

Net provisions for credit losses charged to income statement (1)
Borrowers in Spain	964	1,572	2,531	3,447	8,847
Borrowers outside Spain	10,243	9,997	9,326	8,606	10,992
Total	11,207	11,569	11,857	12,054	19,839

Charge offs against credit loss allowance
Borrowers in Spain	(2,505)	(2,877)	(3,009)	(2,581)	(2,747)
Borrowers outside Spain	(10,254)	(9,484)	(8,818)	(8,046)	(8,599)
Total	(12,758)	(12,361)	(11,827)	(10,626)	(11,346)

Other movements (2)	(179)	102	2,332	(1,935)	(1,618)

Allowance for credit losses at end of year (3) (4)
Borrowers in Spain	7,215	9,554	11,264	12,279	11,711
Borrowers outside Spain	17,686	17,077	16,057	12,680	13,756
Total	24,900	26,631	27,321	24,959	25,467

Recoveries of loans previously charged off against income statement
Borrowers in Spain	283	202	296	395	272
Borrowers outside Spain	1,299	1,173	1,040	673	1,044
Total	1,582	1,375	1,336	1,068	1,316

Average loans outstanding
Borrowers in Spain	157,281	159,897	164,517	178,227	198,643
Borrowers outside Spain	624,228	625,763	541,635	519,037	550,730
Total	781,509	785,660	706,152	697,264	749,373

Net charge-offs against loan loss allowance to average loans ratio
Borrowers in Spain	1.47%	1.67%	1.65%	1.23%	1.25%
Borrowers outside Spain	1.50%	1.33%	1.44%	1.42%	1.37%
Total	1.49%	1.40%	1.49%	1.37%	1.34%

(1)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(2)

Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables—Debt securities”. See “Item 3. Key information —A. Selected financial data”.

(3)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(4)	For the purpose of calculating the ratio, net charge-offs consist of charge-offs against credit loss allowance less Recoveries of loans previously charged-off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of December 31, 2013 and 2012 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). This means that the amount of loan write-offs contributed each year by these countries is far higher than in Spain, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

However, in 2014 the trend changed due both to an increase in charge-offs in Spain together with a reduction in the average loan volumes in Spain. The balance of loans to businesses and households in Spain declined, due to the deleveraging in some sectors and the increased number of debt issuances by large companies.

In 2015 the net charge-offs against loan loss allowance to average loans ratio remained stable in Spain (+2 basis points) with a reduction both in charge-offs and in average loans outstanding. On the other hand, in foreign jurisdictions the ratio decreased 11 basis points as the growth in average loans offset the increase in net charge-offs.

In 2016 the net charge-offs against loan loss allowance to average loans ratio decreased (-20 basis points) in Spain with a decrease in both charge-offs and average loans mainly due to the improvement of the economic environment. In contrast, in foreign jurisdictions the ratio increased 17 basis points with a light decrease in average loans and an increase in net charge-offs mainly due to the still weak economic environment in Brazil.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	128	85	104	236	85
Real estate and construction	72	66	77	80	38
Other mortgages	10	7	5	7	10
Installment loans to individuals	63	44	91	48	137
Lease finance	6	—	18	19	—
Other	4	—	1	4	2
Total Borrowers in Spain	283	202	296	395	272
Borrowers outside Spain
Government and official institutions	9	—	—	—	—
Commercial and industrial	1,146	1,066	932	575	877
Mortgage loans	86	82	79	78	79
Other	58	25	29	20	88
Borrowers outside Spain	1,299	1,173	1,040	673	1,044
Total	1,582	1,375	1,336	1,068	1,316
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	418	681	989	1,842	1,290
Real estate and construction	(36)	174	282	176	5,378
Other mortgages	159	233	818	587	1,291
Installment loans to individuals	484	494	352	745	709
Lease finance	(22)	1	52	52	57
Other	(39)	(11)	38	45	122
Total Borrowers in Spain	964	1,572	2,531	3,447	8,847
Borrowers outside Spain
Government and official institutions	8	8	9	1	–
Commercial and industrial	8,295	9,068	8,824	7,772	9,673
Mortgage loans	971	269	28	553	624
Other	969	652	465	281	695
Borrowers outside Spain	10,243	9,997	9,326	8,607	10,992
Total	11,207	11,569	11,857	12,054	19,839
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,264)	(1,037)	(1,439)	(893)	(755)
Real estate and construction	(658)	(877)	(787)	(717)	(676)
Other mortgages	(154)	(291)	(198)	(278)	(400)
Installment loans to individuals	(408)	(639)	(506)	(593)	(839)
Lease finance	(7)	(24)	(22)	(60)	(27)
Other	(14)	(9)	(57)	(39)	(50)
Total Borrowers in Spain	(2,505)	(2,877)	(3,009)	(2,581)	(2,747)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial and industrial	(9,451)	(8,629)	(8,162)	(7,130)	(7,402)
Mortgage loans	(374)	(325)	(277)	(458)	(477)
Other	(429)	(530)	(379)	(457)	(720)
Borrowers outside Spain	(10,253)	(9,484)	(8,818)	(8,046)	(8,599)
Total	(12,758)	(12,361)	(11,827)	(10,626)	(11,346)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses
	IFRS-IASB
	Year Ended December 31,
	2016	%	2015	%	2014	%	2013	%	2012	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,344	5.40	2,373	8.91	2,354	8.62	2,681	10.74	1,775	6.97
Real estate and construction (*)	2,430	9.76	3,539	13.29	4,749	17.38	6,678	26.76	7,511	29.49
Other mortgages	2,636	10.59	2,854	10.72	3,254	11.91	1,810	7.25	1,420	5.58
Installment loans to individuals	543	2.18	566	2.12	703	2.57	967	3.87	823	3.23
Lease finance	156	0.63	159	0.60	121	0.44	113	0.46	103	0.40
Other	105	0.42	63	0.24	83	0.31	30	0.12	79	0.31
Total Borrowers in Spain	7,214	28.97	9,554	35.88	11,264	41.23	12,279	49.20	11,711	45.98
Borrowers outside Spain:
Government and official institutions	20	0.08	43	0.16	36	0.13	21	0.08	30	0.12
Commercial, industrial and installment loans to individuals	15,514	62.30	14,083	52.88	13,218	48.38	9,765	39.12	10,628	41.74
Mortgage loans	1,970	7.91	1,828	6.86	2,043	7.48	2,223	8.91	2,054	8.06
Other	182	0.73	1,123	4.22	760	2.78	671	2.69	1,043	4.10
Total Borrowers outside Spain	17,686	71.03	17,077	64.12	16,057	58.77	12,680	50.80	13,756	54.02
Total	24,900	100.00	26,631	100.00	27,321	100.00	24,959	100.00	25,467	100.00

(*)    As of December 31, 2016, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €2,225 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing Balances

The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk:

	Millions of Euros
	2016	2015	2014
Impaired loans more than ninety days past due	21,189	24,226	29,810
Other impaired loans (*)	12,454	12,868	11,899
Total impaired loans	33,643	37,094	41,709

(*)    See above “—Bank of Spain’s Classification Requirements—d) Assets classified as non-performing for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements.

	IFRS
	At December 31,
Non-performing balances	2016	2015	2014	2013	2012
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	14,020	17,722	20,891	22,658	16,623
International	19,623	19,372	20,818	18,994	19,438
Total	33,643	37,094	41,709	41,652	36,061

(1)

The total amount of our non-performing balances fully provisioned under IFRS was €4,514 million, €4,306 million, €5,255 million, €5,312 million and €5,176 million, at December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(2)	Non-performing balances due to country risk were €8 million, €8 million, €7 million, €3 million and €6 million at December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(3)

At December 31, 2016, 2015, 2014, 2013 and 2012 (i) the total amount of our non-performing past-due balances was €21,189 million, €24,226 million, €29,810 million, €30,832 million and €31,326 million, respectively, and (ii) the total amount of our other non-performing was  €12,454 million, €12,868 million, €11,899 million, €10,820 million and €4,735 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2016 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at December 31, 2016, classified by geographical location of risk and by age of the oldest past-due amount (see note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or	With balances past due by
	less than 3	3 to 6	6 to 9	9 to 12	More than
	months past due	months	months	months	12 months	Total

Spain	4.845	508	360	625	7.009	13.347
European Union (excluding Spain)	2.648	1.783	877	654	3.262	9.224
United States and Puerto Rico	805	833	38	61	242	1.979
Other OECD countries	1.601	481	145	158	474	2.859
Latin America	1.242	1.059	1.131	677	1.055	5.164
Rest of the world	—	—	—	—	—	—
	11.141	4.664	2.551	2.175	12.042	32.573

Evolution of Non-performing Balances

The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “—Country-Risk Outstandings” herein).

	IFRS-IASB
					Year ended	Year ended	Year ended	Year ended	Year ended
(in millions of euros)	Quarter ended				Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016	2016	2015	2014	2013	2012

Opening balance	37,094	36,148	36,291	34,646	37,094	41,709	41,652	36,061	32,006
Increases	6,618	5,130	4,285	4,153	20,186	21,293	28,805	37,316	34,983
Cash recoveries	(4,739)	(2,693)	(2,276)	(2,183)	(11,891)	(12,485)	(17,783)	(17,863)	(16,298)
Foreclosed assets	(211)	(216)	(246)	(260)	(933)	(1,103)	(1,370)	(1,857)	(2,146)
Changes in scope of consolidation	13	664	21	36	734	105	497	743	(628)
Exchange differences	72	870	(44)	313	1,211	(64)	1,735	(2,122)	(509)
Write-offs	(2,699)	(3,612)	(3,385)	(3,062)	(12,758)	(12,361)	(11,827)	(10,626)	(11,347)
Closing balance	36,148	36,291	34,646	33,643	33,643	37,094	41,709	41,652	36,061

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	At December 31,
	2016	2015	2014	2013	2012
	(in millions of euros, except percentages)
Computable credit risk (1)	855,510	850,909	804,084	738,558	793,449

Non-performing balances by category:
Individuals	15,477	15,588	17,251	17,607	16,828
Mortgages	8,278	8,772	9,022	9,609	7,281
Consumer loans	5,486	4,673	5,874	5,129	5,961
Credit cards and others	1,713	2,143	2,355	2,869	3,586
Enterprises	15,247	17,888	21,648	21,537	18,155
Corporate Banking	2,817	3,479	2,643	2,408	991
Public sector	101	139	167	99	87
Total non-performing balances	33,643	37,094	41,709	41,652	36,061

Allowances for non-performing balances	24,835	27,121	28,046	25,681	26,112

Ratios
Non-performing balances (2) to computable credit risk	3.93%	4.36%	5.19%	5.64%	4.54%
Coverage ratio (3)	73.82%	73.11%	67.24%	61.65%	72.41%
Balances charged-off to total loans and contingent liabilities	1.31%	1.29%	1.30%	1.29%	1.27%

(1)	Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances decreased by €3,451 million or 9% to €33,643 million in 2016 as compared to 2015. Net NPL entries in 2016 amounted to €7,362 million, which is a €343 million decrease as compared to 2015. This lowered the Group’s NPL ratio to 3.93%, 43 basis points lower than in 2015.

Allowances for non-performing balances in 2016 amounted to €24,835 million, an 8.4% reduction as compared to 2015 reflecting an improvement in credit quality in almost all the Group’s countries. Coverage ratio for the Group stood at 74% (73% in 2015). The coverage ratio for the Group is affected by the UK and Spain ratios, which are lower because of the weight of mortgage balances in their portfolios, which require fewer provisions as these loans have guarantees. The ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The NPL and NPL coverage ratios of the main countries where the Group operates are set out below:

•

In Spain (excluding the Real Estate Operations Spain unit), the NPL ratio amounted to 5.41% a 112 basis points decrease as compared to 2015 reflecting the improvement in the economic environment and in the customers’ profile, and active risk management. The coverage ratio increased from 48.1% in 2015 to 48.3% in 2016. Real Estate Operations Spain unit’s NPL ratio was 86.50% in 2016 compared to 80.96% in 2015. The coverage ratio stood at 56%.

•	Portugal closed the year with a 135 basis points increase in the NPL ratio to 8.81%, and a 35 percentage points decrease in the coverage ratio to 64%.
•

In Poland, the downturn in the NPL ratio continued with an 87 basis points decrease to 5.42% with a significant improvement in credit quality. The coverage ratio decreased from 64% in 2015 to 61% in 2016.

•

Santander Consumer’s NPL ratio was 2.68% a 75 basis points decrease as compared to 2015, with a good general performance of portfolios in all countries in a favorable environment. The coverage ratio stood at 109%.

•

The United Kingdom reduced its NPL ratio 12 basis points to 1.41% in 2016, due to the good performance in all segments, particularly retail and especially the mortgage portfolio. Credit quality remained strong in all loan portfolios, supported by prudent lending criteria and the low rate environment. The coverage ratio decreased from 38% in 2015 to 33% in 2016.
•	Brazil, the NPL ratio decreased to 5.90% from 5.98% in 2015 reflecting active risk management in a still weak environment. The coverage ratio increased to 93% from 84% in 2015.
•

Chile has reduced its NPL ratio to 5.05% (-57 basis points in the year), thanks to the good performance in non-performance loans across most segments. The coverage ratio increased to 59% compared to 54% in 2015.

•	In Mexico the NPL ratio was down to 2.76% (-62 basis points in the year). The coverage ratio increased to 104% from 91% in 2015.
•	The United States’ NPL ratio increased to 2.28% (+15 basis points) and the coverage ratio decreased to 214% (-11 percentage points since 2015).
•	The NPL ratio at Santander Bank was 1.33% (+16 basis points), while the coverage ratio decreased at 100% from 115% in 2015.
•	In SCUSA’s NPL ratio increased to 3.84% (+18 basis points) and the coverage ratio decreased to 214% (-11 percentage points since 2015).
•	Puerto Rico’s NPL ratio increased to 7.13% (+17 basis points) and the coverage ratio increased to 54%.

Non-performing balances are impacted by the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

Other non-performing balances

As described previously herein under “—Bank of Spain’s Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. However, we treat category 5 (doubtful countries) as impaired balances.

	IFRS-IASB
Summary of non-performing balances	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in millions of euros)
Balances classified as non-performing balances	33,643	37,094	41,709	41,652	36,061
Non-performing balances due to country risk	8	8	7	3	6
Total non-accruing balances	33,651	37,102	41,716	41,655	36,067

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
					Year Ended
	Quarterly movements				December 31,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2016	2016	2016	2016	2016	2015	2014
	(in millions of euros, except percentages)
Opening balance	11,383	11,499	11,634	11,746	11,383	10,543	9,698
Foreclosures	409	450	372	483	1,714	2,047	2,144
Sales	(286)	(375)	(413)	(612)	(1,686)	(1,408)	(1,307)
Other movements	(8)	60	153	68	273	201	8
Gross foreclosed assets and assets acquired in payment of customer debts	11,499	11,634	11,746	11,685	11,685	11,383	10,543
Of which: in Spain	10,732	10,825	10,886	10,733	10,733	10,609	9,760
Allowances established	5,891	5,903	5,872	6,045	6,045	5,850	5,404
Of which: in Spain	5,666	5,670	5,660	5,831	5,831	5,626	5,163
Closing balance (net) (*)	5,607	5,731	5,874	5,640	5,640	5,533	5,139
Of which: in Spain	5,066	5,156	5,226	4,902	4,902	4,983	4,597
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	51.2%	50.7%	49.9%	51.7%	51.7%	51.4%	51.3%
Of which: in Spain	52.8%	52.4%	52.0%	54.3%	54.3%	53.0%	52.9%

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2016, 2015 and 2014 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 17.5% at November 30, 2016 (most recent available data), according to figures published by the Spanish Banking Association (“AEB”) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition” herein.

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit.

	IFRS-IASB
	At December 31,
Deposits from central banks and credit institutions-	2016	2015	2014
Central Banks	(in millions of euros)
Deposits on demand	5	5	—
Time deposits	46,263	41,842	23,273
Deposits available with prior notice	—	—	—
Reverse repurchase agreements	8,292	15,659	2,351
Repurchase agreements	15	30	28
	54,575	57,536	25,652
Credit Institutions
Deposits on demand	4,220	4,526	5,597
Time deposits	61,187	70,906	61,523
Reverse repurchase agreements	29,277	42,064	62,243
Subordinated deposits	5	3	247
Repurchase agreements	134	338	354
	94,823	117,837	129,964

Total	149,398	175,373	155,616

Customer deposits-
Demand deposits-
Current accounts	279,494	257,192	200,752
Savings accounts	180,611	180,415	173,105
Other demand deposits	7,156	5,489	5,046
Time deposits-
Fixed-term deposits and other time deposits	176,605	196,985	223,341
Home-purchase savings accounts	50	59	71
Discount deposits	448	448	448
Funds received under financial asset transfers	—	—	—
Hybrid financial liabilities	3,986	5,174	3,525
Other financial liabilities associated with transferred financial assets	—	—	—
Repurchase agreements	42,761	37,380	41,418
Total	691,111	683,142	647,706

Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	IFRS-IASB
	At December 31,
Deposits from central banks and credit institutions-	2016	2015	2014
	(in millions of euros)
Central banks
Offices in Spain	33,468	34,646	14,697
Offices outside Spain:
Other EU countries	20,216	15,003	10,645
United States and Puerto Rico	—	—	—
Other OECD countries (1)	711	7,675	280
Latin America (no OECD)	180	212	30
Other	—	—	—
Total offices outside Spain	21,107	22,890	10,955
	54,575	57,536	25,652
Due to credit institutions
Offices in Spain	37,960	58,992	66,116
Offices outside Spain:
Other EU countries	14,021	17,796	23,756
United States and Puerto Rico	12,637	19,576	13,517
Other OECD countries (1)	7,074	4,691	6,376
Latin America (no OECD)	23,131	16,781	20,198
Other	—	—	—
Total offices outside Spain	56,863	58,844	63,847
	94,823	117,836	129,963
Total	149,398	175,372	155,615

Customer deposits
Offices in Spain	181,888	183,778	186,114
Offices outside Spain:
Other EU countries	295,059	311,314	275,291
United States and Puerto Rico	63,429	59,814	51,291
Other OECD countries (1)	62,761	57,817	55,003
Latin America (no OECD)	87,519	69,792	79,848
Other	455	627	159
Total offices outside Spain	509,223	499,364	461,592
Total	691,111	683,142	647,706

(1)	In this schedule Mexico and Chile are classified under “Other OECD countries” since 2014.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2016. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2016
	Domestic	International	Total
	(in millions of euros)

Under 3 months	2,916	35,646	38,562
3 to 6 months	2,289	16,676	18,965
6 to 12 months	3,081	13,150	16,231
Over 12 months	5,946	18,034	23,980
Total	14,232	83,506	97,738

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €41 billion, €58 billion and €64 billion, at December 31, 2016, 2015 and 2014, respectively.

	IFRS-IASB
Short-Term Borrowings	At December 31,
	2016		2015		2014
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase
(principally Spanish Treasury notes and bills):
At December 31	83,101	5.82%	95,103	4.55%	106,012	3.85%
Average during year	101,129	4.78%	103,089	4.20%	100,771	4.05%
Maximum month-end balance	117,723		125,545		110,877
Other short-term borrowings:
At December 31	25,121	0.27%	22,943	0.36%	18,126	1.02%
Average during year	23,361	0.29%	21,876	0.37%	18,787	2.58%
Maximum month-end balance	26,291		24,029		22,686
Total short-term borrowings at year-end	108,222	4.53%	118,046	3.74%	124,138	3.43%

Competition in Spain

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of November 2016 (most recent available information), Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. accounted for approximately 32.5% of loans and 33.3% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2016, there were 82 foreign banks (of which 77 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 13 were from European Union countries).

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

Financial institutions which are not authorized in another Member State of the European Union do not benefit from the 'Community Passport', and are therefore required to obtain prior authorization from the Bank of Spain to operate in Spain with branches.  The procedure to obtain such authorization from the Bank of Spain is similar to the one set up for the establishment of new Spanish banks in the Law 10/2014 of June 26, 2014 on Organization, Supervision and Solvency of Credit Entities and the Royal Decree 84/2015, of February 13, 2015, which develops Law 10/2014. These branches of third country institutions must necessarily be ascribed to the Spanish Deposit Guarantee Fund, in case there is no system of coverage in their home country, or if the system guarantees less than €100,000 per depositor (in this case, for the difference up to such €100,000). These institutions may also be authorized to operate in Spain and to provide services (no branches), although, in this case, the institutions cannot raise funds from the public.

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

Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), establishes the criteria under which an institution shall not be considered “less significant”:

•Its consolidated total assets are worth over 30 billion euros.

•Its assets are worth more than 20% of the GDP of the country in which it is established, unless the consolidated total assets are less than 5 billion euros.

•It is one of the three largest credit institutions in a member state.

•It has subsidiaries in more than one participant country, with cross-border assets or liabilities representing more than 20% of its total assets and liabilities.

•It has requested or received public financial assistance from the European Stability Mechanism or the European Financial Stability Facility.

Based on these criteria, and as of the date of this report, the ECB is directly supervising 126 "significant banks", representing almost 82% of total banking assets in the euro area. In the case of Spain, the significant institutions which are directly supervised by the ECB (as of the date of this report, 14 Spanish banks) represent more than 90% of deposit institution assets. We have been categorized as a significant institution.

To directly supervise the significant banks, the ECB has created two directorate generals, which perform the continuous monitoring of the 126 groups. DG I (“Microprudential Supervision I”) supervises the 30 largest significant banks in terms of balance sheet and activities, while DG II (“Microprudential Supervision II”) covers the other significant banks. However, the supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.

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

This assessment, in which the Bank of Spain worked intensively with the ECB, consisted of two main phases:

•Asset quality review: a detailed review of the balance sheets of the banks analyzed. This process was decentralized with the support of leading auditing firms under the central control of the ECB. After a stringent quality control process in which the national competent authorities (NCAs) played a vital role, the process resulted in a series of adjustments to the CET1 capital ratio (the highest quality one), which were taken into account to set the baseline levels for the stress tests.

•Stress tests: this is a simulation exercise to assess the resilience of the institutions in severe but plausible hypothetical stress scenarios. The exercise can indicate the capital which might be needed if certain risks were to materialize, and identify areas where other supervision could be required.

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

On October 26, 2014, the results of the comprehensive assessment of the banking sector were published and summarized by the Bank of Spain as follows:

•The comprehensive assessment of the European banking sector satisfactorily fulfilled its main objectives: to improve transparency, to identify potential weaknesses on bank balance sheets and to contribute to strengthening banks’ solvency.

•No Spanish bank had a capital shortfall and, generally, the margin by which they have exceeded the thresholds set in the exercise is a comfortable one.

•The exercise conducted (asset quality review and stress tests) showed that Spanish banks’ balance sheets offered a rigorous view of their assets and that the impact of an adverse scenario on their solvency would be relatively limited.

•This outcome confirmed that the clean-up, reform and restructuring of the Spanish banking system undertaken in recent years has borne fruit and that Spanish banks face the future with healthy balance sheets and a sound solvency position.

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

The European System of Central Banks is made up of three decision-making bodies:

•the Governing Council, comprised of the 6 members of the Executive Board of the European Central Bank and the governors of the national central banks of the 19 Member States which have adopted the euro;

•the Executive Board, comprised of the president, vice-president and four other members; and

•the General Council of the European Central Bank, comprised of the president and vice-president of the European Central Bank and the governors of the national central banks of the 28 European Union Member States. In other words, the General Council includes representatives of the 19 euro area countries and the 9 non-euro area countries.

The Supervisory Board is comprised of a Chair (appointed for a non-renewable term of five years), a Vice-Chair (chosen from among the members of the ECB’s Executive Board), four EIB representatives and representatives of national supervisors.

The Governing Council is the body in charge of formulating monetary policy for the eurozone and adopting the guidelines and decisions necessary to ensure the performance of the tasks entrusted to the ECB and the Eurosystem, and in the context of the ECB’s new representatives relating to Banking Supervision, adopting decisions relating to the general framework under which supervisory decisions are taken. The Executive Board is the body in charge of implementing the monetary policy for the eurozone laid out by the Governing Council, providing the instructions necessary to carry out monetary policy to the eurozone’s national central banks and of exercising certain powers delegated to it by the Governing Council, including some of a regulatory nature. The General Council is the transitional body which carries out the tasks taken over from the European Monetary Institute which the ECB is required to perform in Stage III of the European Monetary Union on account of the fact that not all EU Member States have adopted the euro yet.

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

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks:

•executing the European Union monetary policy;

•conducting currency exchange operations consistent with the provisions of Article 109 of the Treaty on European Union, and holding and managing the States’ official currency reserves;

•promoting the sound working of payment systems in the eurozone; and

•issuing legal tender bank notes.

Notwithstanding the European Monetary Union, the Bank of Spain, as the Spanish national central bank, continues to be responsible for:

•maintaining, administering and managing the foreign exchange and precious metal reserves;

•promoting the sound working and stability of the financial system and, without prejudice to the functions of the European System of Central Banks, of national payment systems;

•supervising and compliance with the specific rules of credit institutions, other entities and financial markets, for which it has been assigned supervisory responsibility;

•placing currency in circulation and the performance, on behalf of the State, of all such other related functions;

•preparing and publishing statistics relating to its functions, and assisting the European Central Bank in the compilation of the necessary statistical information;

•rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favor of the State, the regional governments or other bodies referred to in Article 104 of the European Union Treaty, is generally prohibited;

•rendering services related to public debt to the State and regional governments; and

•advising the Spanish Government and preparing the appropriate reports and studies.

Reserve Ratio

European Central Bank Regulation (EC) N. 1745/2003 of the European Central Bank of September 12, 2003 on the application of minimum reserves, requires credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their “Reserve Base” liabilities with their respective National Central Banks (“NCBs”) in the form of interest bearing deposits as specified below (the “Reserve Ratio”).

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

Investment Ratio

As of the date of this report, and according to Regulation(EC) N. 1358/2011 of the European Central Bank of December 14, 2011, amending referred Regulation (EC) N. 1745/2003, the Reserve Ratio of the rest of the liabilities included in the Reserve Base is 1%.

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

Capital Adequacy Requirements

i. Regulatory and economic capital

The Group's capital management is performed at regulatory and economic levels.

The aim is to secure the Group's solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC return on risk-adjusted capital and value creation of each business unit- are generated, analyzed and reported to the relevant governing bodies on a regular basis.

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

In order to adequately manage the Group's capital, it is essential to estimate and analyses future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group's economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which Santander Group is subject.

In December 2010 the Basel Committee on Banking Supervision published a new global regulatory framework for international capital standards (Basel III) which strengthened the requirements of the previous frameworks, known as Basel I, Basel II and Basel 2.5, and other requirements additional to Basel II (Basel 2.5), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On 26 June 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. The CRR is directly applicable in EU Member States as from 1 January 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

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

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adaptation of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2016 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

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

In 2016 approval was obtained for the portfolios of the former IFIC unit integrated in Santander Totta (Portugal) and the Bank is awaiting the conclusion of the supervisor validation process for Sovereign and Institutions portfolios from Chile, Mortgages and most part of the Revolving from Santander Consumer Germany, as well as retail portfolio from PSA UK.

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardized approach provided for under the European Capital Requirements Directive. In January 2016 the European Central Bank authorized the use of the Alternative Standardized Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander (Brasil), S.A.

At December 31, 2016, our eligible capital exceeded the minimum regulatory required (art.92 CRR) by over €39.3 billion. All our Spanish and foreign subsidiary banks were, at December 31, 2016, each in compliance with their own minimum regulatory capital requirements.

Concentration of Risk

An institution’s exposure to a client or group of connected clients is considered a large exposure where its value is equal to or exceeds 10% of its eligible capital.

An institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed the greater of 25% of the institution’s eligible capital and €150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the Capital Requirements Regulation 575/2013 (CRR), to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital. Where the amount of €150 million is higher than 25 % of the institution’s eligible capital, the value of the exposure, after taking into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of CRR shall not exceed a reasonable limit in terms of the institution's eligible capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36 (CRD), to address and control concentration risk. This limit shall not exceed 100% of the institution's eligible capital.

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

Employee Pension Plans

At December 31, 2016, our pension plans were all funded according to the criteria disclosed in note 25 to our consolidated financial statements.

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

In addition to the above, Recommendation of the European Central Bank of December 13, 2016 on dividend distribution policies (ECB/2016/44)  provides that credit institutions need to establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and the outcomes of the supervisory review and evaluation process (SREP) and, in relation to  the payment of dividends in 2017 for the financial year 2016,  recommended that: a) Category 1: Credit institutions which satisfy the applicable capital requirements and which have already reached their fully loaded ratios as at December 31, 2016, should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions; b) Category 2: Credit institutions which satisfy the applicable capital requirements as at December 31, 2016 but which have not reached their fully loaded ratios as at December 31, 2016 should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions. In addition, they should in principle only pay out dividends to the extent that, at a minimum, a linear path towards the required fully loaded capital requirements and outcomes of SREP is secured; and c) Category 3: Credit institutions in breach of the applicable capital requirements, should in principle not distribute any dividend.

As of December 31, 2016, our total capital ratio is 14.68%. As of that date, our eligible capital exceeded the minimum regulatory required (art.92 CRR) by over €39.3 billion.

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

Deposit Guarantee Scheme and Resolution Fund

The Deposit Guarantee Scheme (Fondo de Garantía de Depósitos, or the “FGD”) operates under the rules of the European Union and the guidance of Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Taking into account the principle of minimal capital impact, the FGD may participate in resolution proceedings by granting financial support in exceptional cases.

The FGD is funded by annual contributions from banks. The target level of Member States FGD contributions is to collect 0.8 per thousand of the total amount of covered deposits by 3 July 2024.

As of December 31, 2016, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to €141 million in 2016 (€135 million in 2015).

On April 16, 2014, the recast Deposit Guarantee Schemes Directive was published (Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit guarantee schemes (recast)), which is aimed at eliminating certain differences between the laws of the European Union Member States as regards the rules on deposit guarantee schemes to which those credit institutions are subject. Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms, Royal Decree 1012/2015, Circular 8/2015 and Circular 5/2016 transpose the Deposit Guarantee Schemes Directive to the Spanish legislation.

One of the main pillars of the Single Resolution Mechanism (“SRM”), established by the Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union, is the creation of the Single Resolution Fund (the “SRF”). The SRF became effective on January 1, 2016 and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the referred Law 11/2015 transposes the RF regulation from Directive 2014/59/UE which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources must reach before December 31 2024, at least 1% of covered deposits of all authorized credit institutions in the banking union. The approximate final amount reached towards the banks contributions will be around €55 billion. Contributions made by the Bank to the National Resolution Fund in 2016 amounted to €172 million.

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

Royal Decree 55/2017, of February 3, implementing Law 2/2015, was published in the Official Gazette of the Spanish State, also aiming at eliminating the so-called “second round effects” and inflation inertia. The new regulation links the price review to the evolution of costs, setting out the exceptions to such general rule in which indexation is allowed and the formulas for carrying it out. Specifically, the new regulation provides for exceptions to the prohibition on indexing in certain cases, stipulating that the prices of public sector contracts falling within the scope of the Consolidated Text of the Spanish Public Sector Contracts Act can be subject to a predetermined, periodic review, as provided in the regulation.

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

Royal Decree 1012/2015 amends Royal Decree 2606/1996 of December 20, on the Credit Institution Deposit Guarantee Fund (“DGF”) in order to implement the changes introduced by Law 11/2015 in Royal Decree Law 16/2011 of October 14, which created the DGF. This completes the transposition of Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit-guarantee schemes. The modifications introduced require the updating of the information that entities and branches belonging to the DGF are to provide to the Bank of Spain for the purposes of calculating contributions. The Royal Decree introduces a change in the calculation basis for contributions to the DGF new deposit guarantee compartment. Thus, the basis for the calculation of contributions, following the provisions of Directive 2014/49/EU, will not be determined by the total volume of deposits eligible for coverage by the DGF, but only by their effectively guaranteed amount. Institutions and branches that belong to the DGF are to submit quarterly (previously this was annually) to the Bank of Spain a statement of «Information for the determination of the basis of calculation of contributions to the Deposit Guarantee Fund» with data referring to the end of the relevant quarter. The Bank of Spain will then forward to the DGF the information from the statements received from each of the entities that is necessary to comply with its obligations, and the aggregated data. The Royal Decree also introduces obligations upon credit institutions to inform their depositors and actual and potential investors so they are able to identify the DGF to which the entity belongs. The Royal Decree defines the rules for the DGF’s cooperation with deposit guarantee schemes in other European Union Member States, in particular, as regards the reimbursement of deposits at branches operating outside their home country. Thus, for example, the DGF will make payments to depositors at branches of credit institutions of other European Union Member States established in Spain on behalf of the deposit guarantee scheme of the European Union Member State of origin, and vice versa.

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

Royal Decree‑Law 11/2015 of October 2 was published, regulating the withdrawal of cash from ATMs, coming into force on the day of its publication. Its main objective is to avoid those cases in which, as well as being obliged to pay a fee to the card issuing entity for withdrawing cash from a cash dispenser (ATM), the customer is also obliged to pay another fee to the owner of the ATM as a consequence of this withdrawal. The Royal Decree‑Law establishes that, in the case of a cash withdrawal using a card, the ATM owner may not charge any amount whatsoever to customers of other entities, but may demand a fee from the card issuer. For its part, the card issuer may not charge its customers a fee higher than that the ATM owner charges the card issuer, nor may it charge any additional sums for any other items. Within the foregoing limit, the amount to be charged will be that freely determined in the contract between the card issuer and its customers. Issuers may charge an additional amount for cash withdrawals, but under no circumstances may this be more than customers are charged for withdrawing cash on credit from the issuer’s own ATMs.

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

Royal Decree 1021/2015, of November 13, 2015 establishes from January 1, 2016, the obligation for financial institutions to identify the tax residence of persons who hold or control certain financial accounts and to provide certain information concerning them to the Tax Authorities which could share it with Tax Authorities of other countries in the area of Mutual Assistance agreements.  This Royal Decree incorporates into Spanish legislation the rules on reporting and due diligence procedures established in Directive 2011/16/EU (amended by Directive 2014/107/EU as regards mandatory automatic exchange of information in the field of taxation) and the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information (the “Agreement” published in Spain in August 13, 2015), within the scope of what is commonly known as the OECD Common Reporting Standard (CRS). As a result of this legislation, Spanish financial institutions are obliged to supply to the Spanish Tax Authorities certain information regarding their customers resident in the European Union or in any other country with which Spain has an Agreement in effect, for the first time in 2017, regarding the information of year 2016.

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

On February 13, 2016, Royal Decree 56/2016, of February 12, was published in the Official Gazette of the Spanish State, partially transposing Directive 2012/27/EU of the European Parliament and of the Council of October 25, 2012, on energy efficiency, as regards energy audits, the accreditation of service suppliers and energy auditors, and the promotion of efficiency in the supply of energy. The new regulation, in line with the actions for encouraging and promoting energy efficiency within the European Union established under the Directive, sets forth the obligation for large-scale enterprises and groups of companies to carry out energy audits, as a measure for organizations to know their situation as regards energy use, and to contribute to the saving and efficiency of the energy consumed.  The Royal Decree 56/2016 came into force on February 14, 2006.

Royal Decree-Law 2/2016, of September 30, introducing tax measures addressed to the reduction of the public deficit. Modifies the regime of the installment payments in the Corporate Income Tax, significantly increasing the amounts for large businesses (taxpayers whose net turnover in the 12 months prior to the start date of the tax period is at least 10 million euros).

Royal Decree 596/2016 of December 2, for the modernization, improvement and stimulus of the use of electronic methods in VAT. Modifies the regulations on VAT, invoicing and application of taxes establishing that the new system of “Immediate Supply of Information-SII”, which implies that the VAT Books are kept via the electronic system of the Tax Agency, will come into force in July 1,2017.

Royal Decree-Law 3/2016 of December 2, which adopts tax measures aimed at consolidating public finances and other urgent measures in the social domain, affecting Corporate Tax, some special taxes and setting harsher requirements when applying for deferrals in the payment of certain tax debts. In Corporate Income Tax includes both (A) Measures with effects in tax periods starting as of 2016: (i) Special limitation for large businesses to the offset of tax losses, and to the deduction of deferred tax assets: 50% if the net turnover is at least 20 million euros in the 12 months prior to the start date of the tax period, and 25% if exceeds 60 million euros, (ii) Limitation to 50% of the tax liability for the application of deductions to avoid international double taxation or domestic double taxation, and (iii) Automatic reversal of impairment losses from shareholdings that have been subject to tax deduction in the past; and (B) Measures with effects on tax periods commencing as of 2017, aiming to limit the deductibility of losses pertaining to shareholdings or permanent establishments which might benefit from the right to apply the exemption on generated income.  Additionally, with respect to other taxes, the requirement of Spanish Wealth tax is extended during 2017.

Royal Decree-Law 4/2016, of December 2, on urgent measures in the field of financial matters, was published in the Official Gazette of the Spanish State on December 3.  The Royal Decree-Law granted the Spanish Minister of Economy, Industry and Competitiveness authorization to enter into the Loan Agreement with the Single Resolution Board, which deadline to be entered into by the Kingdom of Spain concluded on September 2016.  Among other, the Royal Decree Law also amended first transitional provision of the Law 11/2015, of June 28, on recovery and resolution of credit institutions and investment services companies, in order to extend the terms for divestment in investees companies by the FROB, from the five years term initially contemplated in Law 11/2015, to the current seven years term.

Royal Decree-Law 1/2017, of January 20, on urgent consumer protection measures in respect of interest rate floor clauses, was published in the Official Gazette of the Spanish Rate on January 21.  The objective of the Royal Decree-Law is to regulate – with the incentive provided by the rules on costs, a simple and orderly avenue, voluntary for the consumer that facilitates reaching an agreement with the credit institution that allows them to settle their differences through the restitution of these amounts, thus averting the risk of overwhelming the courts. The principle inspiring the mechanism that is set in motion is the willingness of agreeing to an out-of-court settlement procedure prior to filing a lawsuit, at no additional cost for the consumer and which credit institutions must heed.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander U.K. within the Group. During the period covered by this annual report:

(a)Santander U.K. holds two savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. under the Specially Designated Global Terrorist (SDGT) sanctions program.  Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Banco Santander S.A.

(b)Santander U.K. held a savings account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The savings account was closed on July 26, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander S.A.

(c)Santander U.K. held a current account for a customer resident in the U.K. who is currently designated by the U.S. under the SDGT sanctions program. The current account was closed on December 22, 2016. Revenue generated by Santander U.K. on this account in the year ended December 31, 2016 was negligible relative to the overall revenues of Banco Santander S.A.

(d)Santander U.K. holds two frozen current accounts for two U.K. nationals who are designated by the U.S. under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through the year ended December 31, 2016. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander U.K. Collections & Recoveries department. Revenues and profits generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues and profits of Banco Santander S.A.

(e)In addition, during the year ended December 31, 2016, Santander U.K. had an OFAC match on a power of attorney account. The power of attorney listed on the account is currently designated by the U.S. under the SDGT and Iranian Financial Sanctions Regulations (IFSR) sanctions program. The power of attorney was removed from the account on July 29, 2016. During the year ended December 31, 2016, revenues and profits generated by Santander U.K. were negligible relative to the overall revenues and profits of Banco Santander S.A.

(f)An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (NPWMD) designation, held a mortgage with Santander U.K. that was issued prior to such designation. The mortgage account was redeemed and closed on April 13, 2016. No further drawdown has been made (or would be allowed) under this mortgage although we continued to receive repayment instalments prior to redemption. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A. The same Iranian national also held two investment accounts with Santander ISA Managers Limited. The funds within both accounts were invested in the same portfolio fund. The accounts remained frozen until the investments were closed on May 12, 2016 and bank checks issued to the customer. Revenues generated by Santander U.K. on these accounts in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A.

(g)In addition, during the year ended December 31, 2016, Santander U.K. held a basic current account for an Iranian national, resident in U.K., previously designated under the OFAC Iran designation.  The account was closed in September 2016. Revenues generated by Santander U.K. on this account in the year ended December 31, 2016 were negligible relative to the overall revenues of Banco Santander S.A.

In addition, the Group has an outstanding legacy export credit facility with Bank Mellat. In 2005 Banco Santander S.A. participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matured on July 6, 2015. As of December 31, 2016, the Group was owed €0.1 million not paid at maturity under this credit facility, corresponding to the 5% that was not covered by official export credit agencies.

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

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2016, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Financial Services Reform, including through the Dodd-Frank Act

The financial services industry continues to experience significant financial regulatory reform in the United States which result from current, pending and future legislation, including from the Dodd-Frank Act or changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. These reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated in the United States.

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain credit-related transactions with related, covered funds, in each case subject to certain exceptions.  The Volcker Rule became effective in July 2012 and in December 2013 U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained.  Banking entities such as the Bank must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement.  In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015.  In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”). In July 2016, the Federal Reserve Board granted a final one-year extension of the general conformance period to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds.  We have assessed how the Volcker Rule affects our businesses and have brought our activities into compliance, with the exception of certain legacy covered funds activities.  We have adopted the necessary measures to bring these legacy covered funds activities into compliance prior to July 21, 2017. We have further adopted processes to establish, maintain, enforce, review and test our compliance program in a manner reasonably designed to achieve compliance with the Volcker Rule. Our non-U.S. banking organizations, such as the Bank, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule and its implementing regulations.

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

Pursuant to this authority, in February 2014, the Federal Reserve Board issued a final rule to enhance its supervision and regulation of the U.S. operations of  FBOs such as us.  Under this rule, FBOs with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies (“Large FBOs”) are required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) to hold substantially all of the FBO’s U.S. bank and nonbank subsidiaries.  IHCs are subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. U.S. branches and agencies of a Large FBO are not required to be held beneath an IHC, but such branches and agencies are still subject to liquidity, and, if stress-test requirements are not met, certain asset maintenance requirements. As a Large FBO, we were required to establish an IHC by July 1, 2016. In compliance with the final rule, we designated Santander Holdings USA as our U.S. IHC and transferred substantially all of our U.S. bank and nonbank subsidiaries to Santander Holdings USA effective as of that date. Santander Holdings USA has since been subject to the enhanced prudential standards under the Federal Reserve Board’s final rule. Its compliance with applicable U.S. leverage ratio requirements is delayed until January 1, 2018. The Federal Reserve Board has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and Large FBOs, including an early remediation framework.

As part of the implementation of enhanced prudential standards under the Dodd-Frank Act, the Federal Reserve Board proposed on March 4, 2016 a rule implementing single-counterparty credit limits for large bank holding companies and Large FBOs with respect to their combined U.S. operations. The proposed rule would apply both to Santander Holdings USA and to the combined U.S. operations of Banco Santander with different levels of stringency. Santander Holdings USA’s credit exposure to any single counterparty would be limited to 25 percent of its eligible capital base, while Banco Santander’s credit exposures with respect to its combined U.S. operations would be limited to 25 percent of its Tier 1 capital for most counterparties or 15 percent of Tier 1 capital for counterparties that are global systemically important banks and certain other large financial institutions. The proposed rule would also require Santander Holdings USA and Banco Santander to aggregate exposure between counterparties that are economically interdependent or in the presence of certain control relationships.

U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies.  In addition, a bank holding company will become subject to a bright-line debt-to-equity ratio limit if the U.S. Financial Stability Oversight Council determines the company poses a grave threat to U.S. financial stability.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, trading through electronic platforms and transaction reporting of certain OTC derivatives.  Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap 0participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. In October 2015, the U.S. federal bank regulatory agencies adopted final rules for uncleared swaps that imposed variation margin requirements and will phase in initial margin requirements from September 1, 2016 through September 1, 2020, depending on the level of specified derivatives activity of the swap dealer and the relevant counterparty. The final rules of the U.S. federal bank regulatory agencies generally apply to inter-affiliate transactions. In addition, the SEC will in the future adopt regulations establishing margin requirements for uncleared security-based swaps.  Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as swap dealers with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as a swap dealer with the CFTC.  As prudentially-regulated swap dealers, Banco Santander, S.A. and Abbey National Treasury Services plc are subject to the margin and capital rules of the prudential regulators. Santander does not currently expect to register any entity with the SEC as a security-based swap dealer.

In May 2016, the Federal Reserve Board proposed a rule that would impose contractual requirements on certain “qualified financial contracts” (“covered QFCs”) to which certain covered entities, including the U.S. operations of the Bank, are parties. The OCC and the FDIC have subsequently released substantively identical proposed rules.  Under the proposals, covered QFCs must expressly provide that transfer restrictions and default rights against a covered entity are limited to the same extent as provided under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Act and their implementing regulations. In addition, covered QFCs may not permit the exercise of cross-default rights against a covered entity based on an affiliate’s entry into insolvency, resolution or similar proceedings. If adopted as proposed, the requirements would take effect at the start of the first calendar quarter that begins at least one year after the final rules are issued. We continue to evaluate the potential impact of the proposals, which are subject to public comment and further rulemaking procedures.

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

In addition, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve Board and the FDIC require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually to the Federal Reserve Board and the FDIC a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure.  In addition, each insured depository institution (“IDI”) with assets of $50 billion or more, such as Santander Bank, must submit a separate IDI resolution plan annually to the FDIC.  The Title I and IDI plans each must include information on resolution strategy, major counterparties and interdependencies, among other things, and require substantial effort, time and cost to prepare.  We submitted our most recent annual U.S. resolution plans in December 2016.  The Title I plan resolution plan is subject to review by the Federal Reserve Board and the FDIC and the IDI plan is subject to review by the FDIC only. If the Federal Reserve Board and the FDIC jointly find a bank holding company’s Title I plan to be not credible, and the company fails to correct any deficiencies in a timely manner, the Federal Reserve Board and the FDIC may impose increased capital or liquidity requirements, restrictions on growth, activities or operations, or requirements to divest certain assets or operations.

Regulations that the FDIC or the U.S. Consumer Financial Protection Bureau may adopt could affect the nature of the activities that a bank, such as Santander Bank and Santander Puerto Rico, may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Regulatory Authorities

We are a financial holding company and a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Bank, Santander Holdings USA and Santander BanCorp. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve System, including both the Federal Reserve Board and Federal Reserve Banks, such as the Federal Reserve Bank of New York (the “FRB New York”) and the FRB Boston.

Certain of our subsidiaries, branches and branches of our subsidiaries are subject to regulation and supervision in the United States. Santander Puerto Rico is a Puerto Rico-chartered bank and its deposits are insured by the FDIC. Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Office of Financial Institutions and the FDIC. Santander Bank is a federally-chartered national bank, the deposits of which are also insured by the FDIC. Santander Bank is subject to regulation, supervision and examination by the OCC and the FDIC. Our New York branch is supervised by the FRB New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC. Santander UK’s branch in Connecticut is supervised by the FRB New York and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Bank of Atlanta. Santander Consumer USA is regulated and supervised by the FRB Boston and various state regulators.

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

Our U.S. Bank Holding Company Subsidiary

Certain of our U.S. banking and bank holding company subsidiaries, including Santander Holdings USA, our largest U.S. bank holding company subsidiary and U.S. IHC, are subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act. In March 2015 and June 2016, the Federal Reserve Board, as part of its CCAR process, objected on qualitative grounds to the capital plans submitted by Santander Holdings USA. Due to the 2016 objection, Santander Holdings USA is not permitted to make any capital distributions without the Federal Reserve Board’s approval, other than the continued payment of dividends on Santander Holdings USA’s outstanding class of preferred stock, until a new capital plan is approved by the Federal Reserve Board. In February 2017, the Federal Reserve Board finalized a rule adjusting its capital plan and stress testing rules, effective for the 2017 cycle. This final rule will remove the qualitative assessment of CCAR for certain bank holding companies and U.S. IHCs of foreign banking organizations, including Santander Holdings USA, which would take effect beginning with its 2017 CCAR capital plan submission due in April 2017. The Federal Reserve Board will continue to assess, and retains the authority to object to, Santander Holdings USA’s capital plan on quantitative grounds, and Santander Holdings USA will be subject to regular supervisory assessments that examine its capital planning processes outside the context of CCAR. If the Federal Reserve Board issues a non-objection to Santander Holdings USA’s 2017 capital plan, the restrictions on its distributions under the capital planning rule will no longer apply, although Santander Holdings USA will continue to be subject to the prior approval and other requirements under the terms of the 2014 written agreement with the FRB Boston, described below, until the FRB Boston terminates that supervisory action.

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

On December 15, 2016, the Federal Reserve Board adopted a final rule that establishes certain TLAC and LTD requirements in the U.S. generally consistent with the FSB’s international TLAC standard.  The final rule contains various definitions and restrictions, such as requiring eligible LTD to be issued by the U.S. IHCs of non-U.S. global systemically important banking organizations, including Santander Holdings USA, and be unsecured, have a maturity of one year or more from the date of issuance and not have certain derivative-linked features, typically associated with certain types of structured notes. U.S. IHCs must comply with all requirements under the final rule by January 1, 2019, which Santander Holdings USA expects to accomplish. The main purpose of the Federal Reserve Board’s minimum external TLAC and LTD requirements is to ensure that covered IHCs, such as Santander Holdings USA, will have enough loss-absorbing resources at the point of failure to be recapitalized through the conversion of eligible LTD to equity or otherwise by imposing losses on eligible LTD or other forms of TLAC. The proposed minimum amounts of internal TLAC and internal LTD vary depending on the home country resolution authority’s preferred resolution strategy. Under the final rule, if an IHC is treated as a resolution covered IHC, it would be required to maintain by 2019 external or internal TLAC of at least 18% of risk-weighted assets (plus an internal TLAC buffer of an additional 2.5%), at least 6.75% of the U.S. implementation of the Basel III leverage ratio denominator (i.e., total leverage exposure) and at least 9% of average total consolidated assets, as well as external or internal LTD of at least 6% of risk-weighted assets, at least 2.5% of total leverage exposure and at least 3.5% of average total consolidated assets.  If the IHC is treated as a non-resolution covered IHC, it would be required to maintain by 2019 internal TLAC of at least 16% of risk-weighted assets (plus an internal TLAC buffer of an additional 2.5%), at least 6% of total leverage exposure and at least 8% of average total consolidated assets, as well as internal LTD of at least 6% of risk-weighted assets, at least 2.5% of total leverage exposure and at least 3.5% of average total consolidated assets. The final rule also established a clean holding company framework that imposes certain restrictions on the types of liabilities or arrangements that may be incurred, entered into or in some cases held by a covered IHC. It also imposes a 5% cap on the aggregate amount, measured on an unconsolidated basis, of certain unrelated liabilities of the covered IHC’s eligible TLAC.

In addition, the Federal Reserve Board and other U.S. regulators in September 2014 issued a final rule implementing a quantitative LCR requirement on certain large banks and bank holding companies.  The final LCR is broadly consistent with the Basel Committee’s revised Basel III liquidity rules, but is more stringent in several important respects.  The final rule became effective on January 1, 2015. In addition, the Federal Reserve Board in May 2016 issued a proposed rule that would implement in the United States a quantitative net stable funding ratio requirement, which would be applicable to certain large bank holding companies and to certain large banks.  The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the Basel III LCR and net stable funding ratio to the U.S. operations of some or all large FBOs.

We are also subject to supervisory actions in the United States. Specifically, on September 15, 2014, Santander Holdings USA and the FRB Boston executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under this written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board of directors’ oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries.  In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of the FRB Boston and staff of the Federal Reserve Board and to take necessary actions to ensure that no such distributions are made without such approval.

On July 2, 2015, Santander Holdings USA and the FRB Boston executed a second written agreement. Under the terms of this written agreement, Santander Holdings USA is required to make enhancements with respect to, among other matters, (1) board oversight, (2) risk management, (3) capital planning, and (4) liquidity risk management with respect to Santander Holdings USA as a consolidated organization. The Capital and Risk Transformation project described above is intended to address the provisions of this written agreement. In addition, on March 23, 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which (1) Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, (2) SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and (3) Santander Holdings USA agreed to submit written revisions to its firmwide internal audit program of SCUSA’s compliance risk management program.  Santander Holdings USA and SCUSA also agreed to provide quarterly progress reports to the FRB Boston regarding their compliance with the March 2017 agreement.

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

In July 2013, the U.S. bank regulators issued the U.S. Basel III final rules implementing the Basel III capital framework for U.S. banks and bank holding companies and other U.S. capital reform.  Certain aspects of the U.S. Basel III final rules, such as new minimum capital ratios and a revised methodology for calculating risk-weighted assets, became effective on January 1, 2015 for our U.S. depository institution subsidiaries. These minimum capital ratios include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. Other aspects of the U.S. Basel III final rules, such as the 2.5% capital conservation buffer and the new regulatory deductions from and adjustments to capital, are being phased in over several years beginning on January 1, 2015.

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

C. Organizational structure.

Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2016 of 715 companies that consolidate by the global integration method. In addition, there were 183 companies that were accounted for by the equity method.

See Appendices I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2016, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2016 included 2,974 branches offices in Spain and 9,261 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See note 16 to our consolidated financial statements.

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

The CVA at December 31, 2016 amounted to €643.9 million (24.3% less than 2015) and the DVA amounted to €390.2 million (26.5% less than 2015). The reductions are due to a generalized fall in credit spread.

In addition, we calculate the funding fair value adjustment (FFVA) by applying future market funding spreads to the expected future funding exposure of any uncollateralized component of the OTC derivative portfolio. This includes the uncollateralized component of collateralized derivatives in addition to derivatives that are fully uncollateralized. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2016.

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

Allowance for credit losses for debt instruments accounted for at amortized cost

Debt instruments accounted for at amortized cost and contingent liabilities are assessed for objective evidence of impairment and any resulting allowances for credit losses are recognized and measured in accordance with IAS 39. Credit losses exist if the carrying amount of an asset or claim or a portfolio of assets or claims exceeds the present value of the estimated future cash flows.

When a loan is deemed partially uncollectible, a provision is recorded (charged against earnings). If a loan becomes entirely uncollectible, the provision is increased to 100% of the loan balance. Accordingly, we recognize a credit loss on any loan at the time it is deemed to be impaired.

The credit loss recognition process is independent of the process for the derecognition of non-performing loans from the balance sheet. The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until we consider that the recovery of those amounts is remote.

We consider recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears.

When the recovery of a debt instrument is considered remote, it is charged-off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute of limitations period, forgiveness or any other cause.

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities as well as commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

Impairment losses on debt instruments carried at amortized cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually: Significant debt instruments where impairment evidence exists. Consequently, this category mainly includes wholesale banking clients – Corporations, Earmarked Funding Financial Institutions-.

At balance sheet date, the Group assesses whether debt instruments are impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.
•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.
•	Generalized delay in payments or insufficient cash flows to cover debts.
•	The lender, for economic or legal reasons related to the borrower's financial difficulties, grants the borrower concessions or advantages that otherwise would not have been granted.
•	The borrower enters a bankruptcy situation or in any other situation of financial reorganization.

In these situations, an assessment is performed on the estimated future cash flows in connection with the relevant asset, discounted at the original effective interest rate of the loan granted. The result is compared with the carrying value of the asset. The differences between the carrying value of the asset and the discounted value of the cash flow estimate will be analyzed and recognized as a specific provision for impairment loss.

•

Collectively, in all other cases: clients considered by the Group as “standardized”, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgments by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of losses incurred is expected to be higher or less than that which results from experience.

When the most recent trends related to portfolio risk factors are not fully reflected in statistical models as a result of changes in economic, regulatory and social conditions, these factors are taken into account by adjusting impairment provisions based on experience of other historical losses. On these estimates the Group performs retrospective and comparative tests with market references to evaluate the reasonableness of the collective calculation.

The Group's internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the date of preparation of the consolidated annual accounts calculated using statistical procedures.

The amount of an impairment loss incurred on these instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

•

All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risks to which each instrument is subject; and
•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The loss incurred is calculated at each reporting period by multiplying three point in time factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.
•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated, among other inputs, with the rating/scoring of each counterparty/transaction.

For the purpose of calculating the incurred loss, PD is measured using a time horizon of a maximum of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty.

•	Severity: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

The databases and governance used in the estimation of these parameters are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.e).

In addition, in order to determine the coverage of impairment losses on debt instruments measured at amortized cost, the Group considers the risk that exists in counterparties resident in a given country due to circumstances other than the usual commercial risk (sovereign risk, transfer risk or risks arising from international financial activity).

The debt instruments measured at amortized cost and classified as doubtful are divided, according to the criteria indicated in the following sections:

i.

Assets classified as non-performing due to counterparty arrears: Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than 90 days past due are provisioned individually, taking into account the aging of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

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

The allowance for credit losses for debt instruments accounted for at amortized cost recorded by Grupo Santander as at December 31, 2016, using the methodology outlined above, was €24,393.

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

At December 31, 2016 there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

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

a)Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)Macroeconomic variables: growth is estimated on the basis of the changing environment; taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

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

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. Further information on non-current assets held for sale is set out in notes 2 and 12 to our consolidated financial statements.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. In 2016, 2015 and 2014 there was no evidence of material impairment on the Group’s equity method investments.

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

At the end of 2016 the Group performed the assessment described above and recognized in provisions or reversal of provisions of financial assets available-for-sale in the consolidated income statement an amount of €25 million in respect to reversal of debt instruments and losses of €14 million in respect to equity instruments which had suffered a significant and prolonged fall in price as of December 31, 2016. At 2016, 2015 and 2014 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

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

As a result of the first consolidation of the acquired subsidiaries, Carfinco Financial Group (2015), Santander Consumer USA and GE Capital (2014), a significant amount of goodwill was recorded (see note 3 and note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2016 and those with effective dates subsequent to December 31, 2016.

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

2016 Overview

Global growth fell slightly from 2015 to 2016 (3.2% to 3.0%), reflecting the slowdown in the advanced economies, which started the year weakly in response to a series of situational factors (financial instability, weather conditions, etc.).

With respect to financial markets, after a negative start to the year, markets turned around in the second half of February. Volatility lowered due to signs of stabilization in the Chinese economy, a recovery in oil prices and an improved US economy.

In March, the European Central Bank (ECB) lowered its benchmark interest rates and extended the corporate and public sector debt repurchase programs, which spurred a sharp drop in returns on euro-denominated fixed income securities. Short and medium-term government bonds saw negative yields in a large part of euro area countries.

The June 2016 leave vote in the UK referendum on membership in the European Union and the results of the US presidential election in November caused volatile reactions in markets.

At year-end, the upward trend in long-term interest rates was bolstered by the US Federal Reserves' interest rate hike and the rise in oil prices, as well as by improved economic growth in the world's main economies. Nevertheless, in late 2016, the monetary policies of the advanced economies remained clearly expansive in nature.

The banking environment in the countries in which the Santander Group operates continued to be affected by regulatory changes and to present clear economic challenges. Financial institutions in developed economies continued to shore up their balance sheets, with an across-the-board rise in solvency levels.

Despite this progress, banks continue to face major challenges in driving profitability, facing minimum-level interest rates, stubbornly low business volumes and a sharp rise in competitive pressure in the majority of markets.

In terms of the supervisory and regulatory context, the international agenda was marked by progress toward finalizing the Third Basel Accord (Basel III). This updated framework aims to put forth simpler, more comparable and more risk-sensitive ratios, without significantly increase banks' capital requirements. At European level, the European Commission's proposed reforms of the capital and resolution framework were of special note. These proposed reforms entailed the start of a lengthy legislative process that will be fully effective between 2019 and 2021, along with measures to move forward with the single European market.

Following is a summary of the macroeconomic situation in the main geographies in which the Group operates.

The euro area GDP grew moderately in 2016, around 1.7%, below 2015 levels. Nevertheless, the area was resilient when taking into account the adverse developments occurring during the year.

Although deflation risk appears to be abating, prices rose at a pace far quicker than the 2% target, spurring the ECB to reduce interest rates to new minimums.

The Spanish economy grew roughly 3.2%, again underpinned by domestic demand. The labor market revived notably, pushing the unemployment rate down to 19%. Growth was also supported by moderate inflation, a foreign trade surplus and the improved public deficit.

Growth in the Polish economy slowed in 2016 (estimated 2.8% vs. 3.9% in 2015), with inflation falling 0.6% on average in 2016, although December saw a turnaround to positive figures (0.8% year on year). The National Bank of Poland was able to hold the benchmark interest rate at 1.5% throughout the year, while the exchange rate saw a depreciation of 3% against the euro.

GDP growth fell slightly in Portugal, from 1.6% in 2015 to 1.3% (estimated) in 2016, with a constant domestic demand and a falling unemployment rate. Inflation was similar to 2015, at 0.6%, thereby continuing to support growth in income.

The UK economy grew an estimated 2.0% in 2016. The Bank of England mitigated the impact of the uncertainty caused by the EU referendum, reducing the benchmark rate by 25 basis points in August and holding it at 0.25% for the remainder of the year. The Bank of England also added a considerable quantitative easing package to support growth. The unemployment rate continued to fall to 4.8% in October, while inflation rose 1.6% year on year in December and the pound sterling saw a 14% depreciation against the euro.

Overall GDP in Latin America fell for the second year in a row, as trends were highly varied across the different countries in terms of GDP, interest rates and markets. The shift in economic policy in Argentina and Brazil and, in general, progress toward adjusting inflation and the foreign deficit have allowed the region to lay the groundwork for recovery.

In general, this economic growth was not favorable for the business, primarily due to the across-the-board devaluation of currencies and, in in particular, to the contraction of GDP in Brazil.

In 2016, the Brazilian economy completed its second consecutive year of recession. Nevertheless, the Central Bank of Brazil kept inflation (6.3% at the 2016 year end) from exceeding the upper target limit (6.5%). Forecast inflation for 2017 and 2018 should be closer to the central bank's 4.5% target, which has allowed the benchmark interest rate of 14.25% to slip to 13.75% toward the end of the year. This points to a clearly downward trend, which began in January 2017 with a new 75 basis points cut placing the benchmark rate at 13%.

The exchange rate rallied considerably during the year, closing 2016 at €1 = BRL 3.43, vs BRL 4.31 in 2015.

The Mexican economy slowed somewhat in 2016 (estimated 2.2% vs 2.6% in 2015), due to a challenging external environment, which spurred adjustments to fiscal policy and a tightening of monetary policy. Furthermore, the depreciation of the exchange rate led the Bank of Mexico to raise its benchmark rate from 3.25% to 5.75% during 2016. Inflation climbed from 2.1% to 3.3%, while unemployment stayed stagnant at an average of 3.8% for the year.

The Chilean economy saw less buoyant GDP growth in 2016 (estimated 1.6% vs. 2.3% in 2015), with inflation falling to 3% and unemployment at 6.5%. The slowdown in growth was primarily due to the international context and the mining industry's adaptation to a more moderate price environment.

The year-end exchange rate was CLP 708 = €1, for an appreciation of 9% during the year. At 31 December 2016, the Central Bank of Chile's benchmark rate stood at 3.5%, at the same level as at the 2015 close.

US GDP grew an estimated 1.6% in 2016. The unemployment rate fell several tenths to 4.7%, while inflation stood at 1.8%. In December, the US Federal Reserve raised its benchmark interest rate from 0.50% to 0.75% and announced progressive hikes in 2017. The exchange rate stood at €1 = USD 1.05 (USD 1.09 at the 2015 year end).

Results of Operations for Santander

Summary

Profit attributable to the Parent in 2016 was €6,204 million, a 4% or €238 million increase from €5,966 million in 2015, which represented a 3% or €150 million increase from €5,816 million in 2014. The variation in 2016 was mainly due to (i) solid commercial revenues, supported by interest income/ (charges) and fee income, (ii) strict control of costs for the third straight year, and (iii) further reduction in provisions and in the cost of credit, reflecting the improvement in the quality of portfolios.

Profit was affected in 2016 and 2015 by the following results that were accounted for in the Corporate Center:

•

In 2016, the impact was -€417 million due to (i) €227 million of capital gains from the sale of VISA Europe (of which €125 million in the UK, €45 million in Spain and €39 million in Poland); (ii) -€475 million of certain expenses to restructure and improve efficiency  (of which approximately -€261 million in Spain, -€18 million in the UK, -€10 million in Poland and -€175 million in the Corporate Center) and (iii) ) -€169 million including basically a provision for eventual claims related to payment protection insurance (PPI) in the UK.

•

In 2015, the impact was -€600 million due to the net result of (i) €835 million of the reversal of tax liabilities in Brazil, (ii) €283 million gain from bargain purchase arising from the business combination of Banif in Portugal, (iii) a -€600 million provision for eventual claims related to PPI in the UK, (iv) -€683 million for impairment of intangible assets, and (v) -€435 million for other provisions (goodwill and others).

There are a number of factors that have an impact on the year-on-year comparison:

•

Mature markets continue to have low interest rates, tough regulatory requirements, high levels of non-performing assets, sluggish demand for loans, appearance of new competitors, technological challenges and a level of profitability still below the cost of capital.

•	Developing markets, meanwhile, recorded faster growth in business volumes and higher interest rates in 2016.
•	Slightly positive perimeter impact in 2016 from Santander Consumer Finance operations and Banif’s acquisition in Portugal.
•

Negative impact in 2016 from the evolution of exchange rates against the euro of the various currencies in which the Group operates. The impact of exchange rates is 6 percentage points for the whole Group in revenue and cost comparisons and 11 percentage points in the attributable profit.

Interest Income / (Charges)

Interest income/ (charges) was €31,089 million, a 5% or €1,723 million decrease from €32,812 million in 2015, which represented an 11% or €3,265 million increase from €29,547 million in 2014.

2016 compared to 2015

The €1,723 million decrease in interest income/ (charges) was mainly due to low interest rates and the negative impact of exchange rates.

The performance of interest income/ (charges) by geographic areas was the following:

UK decreased by 11% or €537 million (excluding the exchange rate impact 0.4%). Latin America decreased by 3% or €407 million, but excluding the exchange rate impact increased 6%, mainly due to Mexico 14%, Chile 7% and Brazil 2%. United States decreased 3% affected by the fall in Santander Consumer USA’s (SCUSA) auto finance balances and the change of mix toward a lower risk profile. Spain decreased 10% mainly due to lower volumes and interest rate pressure loans.

The average balance of interest earning assets in 2016 was €1,126,118 million, which was 0.5% or € 5,226 million less than in 2015. In Spain balances dropped by €4,501 million as a result of decreases in Cash and due from central banks and credit entities (-€2,722 million) and Loans and advances to customers (-€2,616 million) partially offset by the increase in Debt Securities (€837 million). Average balances outside of Spain decreased €725 million mainly due to the increase in Cash and due from central banks and credit entities (€2,843 million) partially offset by a decrease in Debt Securities (-€2,033 million) and Loans and advances to customers (-€1,535 million). The average return on total interest-earning assets decreased by 16 basis points to 4.90%.

The development by geographic distribution (principal segments) of gross customer loans, excluding repos, as of December 31, 2016 as compared to December 31, 2015 was the following (disregarding the exchange rate effect):

•	The main rises were in Argentina (+37%), Santander Consumer Finance (+14%, benefiting from the agreement with PSA Finance), Mexico and Poland (both +8%) and Chile (+7%).
•	More moderate rises in the United Kingdom (+2%) and Brazil (+0.4%) after increasing 5% in the fourth quarter 2016, reflecting the change of trend, mainly in mortgage loans, in the second half of 2016.
•

Falls of 2% in the United States, partly affected by the sale of portfolios, 4% in Spain, mainly due to balances in institutions, mortgages and the reduction in doubtful balances, and 5% in Portugal. The latter two occurred in markets that are deleveraging, where growth in new lending is still not sufficient to increase the stock.

•	By segments, growth in loans to individual customers as well as SMEs and companies, spurred by the 1|2|3 and SMEs strategies.
•	As for Real Estate Operations in Spain, net lending was down 29%, as a result of continuing the deleveraging strategy of the last few years.

At the end of 2016, Continental Europe accounted for 38% of the Group’s total loans and advances to customers, the U.K. 32%, Latin America 19% and the U.S. 11%.

The average balance of interest-bearing liabilities in 2016 was €1,071,272 million, which was 1% or €7,257 million less than in 2015, with a one basis point decrease in their average cost to 2.25%. In Spain decreased by €4,548 million mainly due to decreases in Customer deposits (-€6,829 million) and Marketable debt securities (-€1,515 million) partially offset by increases in Credit entities and central banks (€2,059 million) and Subordinated debt (€2,149 million). Balances outside of Spain decreased by €2,709 million mainly due to decreases of transactions with credit entities and central banks (-€7,165 million) and of subordinated debt (-€605 million) partially offset by increases in customer deposits (€1,148 million) and marketable debt securities (€4,099 million).

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2016 as compared to December 31, 2015 was the following:

•	Deposits in Continental Europe increased 2% with increases in Portugal (3%), Santander Consumer (8%) and Poland (6%).

•In the U.K., customer deposits decreased by 9%, however, excluding the exchange impact, increased 7% mainly due to current account inflows.

•In Latin America, customer deposits increased by 17% with Brazil, Chile and Mexico growing by 28%, 12% and 2%, respectively.

•	Lastly, in the U.S. deposits rose 7% (excluding the exchange rate impact deposits increased 4%).

Continental Europe accounted for 39% of customer deposits, the U.K. 31%, Latin America 21% and the U.S. 9%.

2015 compared to 2014

The €3,265 million increase in interest income/ (charges) was mainly due to the increase in lending and the decrease in the cost of liabilities.

The performance of interest income/ (charges) by geographic areas was the following:

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

The average balance of interest earning assets in 2015 was €1,131,344 million, which was 11% or €110,645 million more than in 2014. In Spain, balances increased by €8,659 million mainly due to increases in Cash and due from central banks and credit entities

(€6,609 million) and Debt securities (€6,670 million) partially offset by a decrease in Loans and advances to customers (-€4,620 million) resulting from a further reduction of the exposure to property activity in Spain. Average balances outside of Spain increased €101,986 million mainly due to the increase in Loans and advances to customers (€84,128 million) and Debt securities (€20,177 million) partially offset by a decrease in Cash and due from central banks and credit entities (-€2,318 million). The average return on total interest-earning assets decreased by 29 basis points to 5.06%.

The change in the scope of consolidation had a slight positive effect on the year-on-year variation in lending, in the area of Consumer Finance (mainly due to the implementation of the agreement with PSA), and the addition at the end of December 2015 of the assets and liabilities acquired from Banco Internacional do Funchal (Banif) in Portugal. The breakdown by geographical region of the variations in gross lending to customers, excluding reverse repos, in 2015 was as follows (disregarding the exchange rate effect):

•The biggest increases were at Santander Consumer Finance (up by 21%, assisted by the change in the scope of consolidation referred to above), the Latin American countries (Brazil: +9%; Mexico: +19%; Chile: +11%) and Poland (+11%). They were joined by Portugal, with an increase of 26% (-1%, disregarding the change in the scope of consolidation).

•There was also growth in the United States (+7%) with positive performance from Santander Bank and Santander Consumer USA, and in the United Kingdom (+5%). Noteworthy in the UK was the good performance of the businesses segment, where Santander achieved much higher growth than the market, and the progress in mortgages.

•Spain was down 3% in an environment of strong competition in prices, in which the growth of new lending, at double-digit rates, was still below that of loans repaid.

•Generally speaking, there was growth in the businesses segment, which was assisted by the launch or development, in those countries where it already existed, of the Advance strategy, as well as the 1|2|3 strategy. The Advance strategy is a key tool, to attract new corporate customers while the 1|2|3 strategy proposes a new concept of relationship that rewards loyalty for transactions and enhances customers’ relationship with the Bank.

•At the Real Estate Operations in Spain unit, net lending was down by 33% year on year in response to the ongoing policy of divestment adopted in recent years.

At the end of 2015, Continental Europe accounted for 36% of the Group’s total loans and advances to customers, the U.K. 36%, Latin America 17% and the U.S. 11%.

The average balance of interest-bearing liabilities in 2015 was €1,078,636 million, which was 11% or €102,884 million more than in 2014, with a 31 basis points decrease in their average cost of funds to 2.26%. In Spain, balances increased by €12,964 million as a result of increases in Due to credit entities and central banks (€15,925 million) and Customer deposits (€3,466 million) partially offset by decreases in Marketable debt securities (-€6,061 million). Balances outside of Spain increased by €89,920 million, mainly due to Due to credit entities and central banks (€18,282 million), Customer deposits (€52,149 million) and Marketable debt securities (€18,953 million) as debt issuances increased and amortizations decreased (see note 23 to our consolidated financial statements).

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2015 as compared to December 31, 2014 was the following:

•Deposits in Continental Europe increased 3% with increases in Santander Consumer (6%), Poland (7%) and Portugal (21% mainly due to the addition at the end of December 2015 of the deposits acquired from Banco Internacional do Funchal) partially offset by decreases in Spain (-2%).

•In the U.K., customer deposits increased by 15% (8% in sterling) driven by increased Retail Banking current account balances which have grown 29% over December 2014. Corporate customer deposits also rose by 18%.

•In Latin America, customer deposits decreased by 7% (an increase of 12% in local currencies) with Brazil, Mexico and Chile growing in local currencies by 11%, 5% and 9%, respectively.

•Lastly, in the U.S. deposits rose 17% mainly due to exchange rates. In dollars, deposits increased 5% and continued to improve in their composition and cost.

Continental Europe accounted for 39% of customer deposits, the U.K. 34%, Latin America 18% and the U.S. 9%.

Dividend income

Dividend income was €413 million in 2016, a 9% or €42 million decrease from €455 million in 2015, which was a 5% or €20 million increase from €435 million in 2014.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €444 million in 2016, an 18% or €69 million increase from €375 million in 2015, which was a 54% or €132 million increase from €243 million in 2014. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations”. (For further information, see notes 13 and 41 to our consolidated financial statements).

Fee and Commission Income (net)

Fee and commission income was €10,180 million in 2016, a 1% or €147 million increase from €10,033 million in 2015. During 2015, fee and commission income increased by 3% or €337 million as compared to €9,696 million obtained in 2014.

2016 compared to 2015

Fee and commission income for 2016 and 2015 was as follows:

			Amount	%
	2016	2015	Change	Change
	(in millions of euros, except percentages)
Commissions for services	6,261	6,040	221	4%
Mutual and pension funds	757	863	(106)	(12)%
Securities services	913	905	8	1%
Insurance	2,249	2,225	24	1%
Total net fees and commissions	10,180	10,033	147	1%

Increases in income from services were partially offset by decreases in mutual and pension funds. All countries generated more fee income, linked to the increase in loyal customers in all units, the offer of higher value-added products and a better customer experience.

The average balances of mutual funds under management increased 6% from €112.3 billion in 2015 to €118.8 billion in 2016, with growth in Brazil, Chile and Argentina partially offset by decreases in the United Kingdom and Mexico.

The average balances of pension funds decreased from €11.6 billion in 2015 to €11.1 billion in 2016. In Spain, pension’s funds decreased 5% to €10.2 billion and in Portugal decreased 3% to €902 million in 2016 from €926 million in 2015. Our only remaining pension business abroad is in Portugal.

2015 compared to 2014

Fee and commission income for 2015 and 2014 was as follows:

			Amount	%
	2015	2014	Change	Change
	(in millions of euros, except percentages)
Commissions for services	6,040	5,827	213	4%
Mutual and pension funds	863	913	(50)	(5)%
Securities services	905	763	142	19%
Insurance	2,225	2,193	32	1%
Total net fees and commissions	10,033	9,696	337	3%

Increases in income from services and securities were partially offset by decreases in mutual and pension funds. By unit, performance was very uneven due to the different economic and business cycles in each of the countries. In some cases regulatory changes that limited revenues, mainly in insurance and cards, also had an impact.

The average balances of mutual funds under management increased 7% from €104.9 billion in 2014 to €112.3 billion in 2015, with growth in most countries, particularly in Spain.

The average balances of pension funds increased 4% from €11.2 billion in 2014 to €11.6 billion in 2015. Spain accounted for most of this growth. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal increased 9% to €926 million in 2015 from €852 million in 2014.

Gains/ (Losses) on Financial Assets and Liabilities and Exchange differences (net)

Net gains/(losses) on financial assets and liabilities and Exchange differences (net) in 2016 were gains of €2,101 million, a €285 million decrease as compared to gains of €2,386 million in 2015, which represented €464 million decrease from gains of €2,850 million in 2014.

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

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analyzed together with those recognized under Gains/(losses) on financial assets and liabilities. For further details, see note 45 to our consolidated financial statements

Other operating income / expenses (net)

Net other operating income in 2016 was a €5 million gains, a €171 million increase from losses of €166 million in 2015, which was a €7 million increase from losses of €159 million in 2014. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund and the Single Resolution Fund.

			Amount	%
	2016	2015	Change	Change
	(in millions of euros, except percentages)
Insurance activity	63	98	(35)	(36)%
Income from insurance and reinsurance contracts issued	1,900	1,096	804	73%
Of which:
Insurance and reinsurance premium income	1,709	961	748	78%
Reinsurance income	191	135	56	41%
Expenses of insurance and reinsurance contracts	(1,837)	(998)	(839)	84%
Of which:
Claims paid and other insurance-related expenses and net provisions for insurance contract liabilities	(1,574)	(740)	(834)	113%
Reinsurance premiums paid	(263)	(258)	(5)	2%
Other operating income	1,919	1,971	(52)	(3)%
Non-financial services	698	711	(13)	(2)%
Other operating income	1,221	1,260	(39)	(3)%
Of which: fees and commissions offsetting direct cost	145	115	30	26%
Other operating expenses	(1,977)	(2,235)	258	(12)%
Non-financial services	(518)	(590)	72	(12)%
Other operating expense:	(1,459)	(1,645)	186	(11)%
Of which, Deposit Guarantee Fund	(711)	(769)	58	(8)%
Other operating income / expenses, net	5	(166)	171	(103)%

The €171 million increase in 2016 was partly due to higher income from United States leasing business.

			Amount	%
	2015	2014	Change	Change
	(in millions of euros, except percentages)
Insurance activity	98	137	(39)	(28)%
Income from insurance and reinsurance contracts issued	1,096	3,532	(2,436)	(69)%
Of which:
Insurance and reinsurance premium income	961	3,284	(2,323)	(71)%
Reinsurance income	135	248	(113)	(46)%
Expenses of insurance and reinsurance contracts	(998)	(3,395)	2,397	(71)%
Of which:
Claims paid and other insurance-related expenses and net provisions for insurance contract liabilities	(740)	(2,890)	2,150	(74)%
Reinsurance premiums paid	(258)	(505)	247	(49)%
Other operating income	1,971	1,682	289	17%
Non-financial services	711	343	368	107%
Other operating income	1,260	1,339	(79)	(6)%
Of which: fees and commissions offsetting direct cost	115	106	9	8%
Other operating expenses	(2,235)	(1,978)	(257)	13%
Non-financial services	(590)	(308)	(282)	92%
Other operating expense:	(1,645)	(1,670)	25	(1)%
Of which, Deposit Guarantee Fund	(769)	(577)	(192)	33%
Other operating income / expenses, net	(166)	(159)	(7)	4%

The main development in insurance activity was the agreement announced in July 2014 for the French insurance company CNP to acquire a 51% stake in our three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network. This transaction was closed in December 2014 and therefore impacted our 2015 results of operations as our stake these businesses are now accounted for by the equity method.

In 2015 income and expenses from insurance and reinsurance contracts decreased further as a result of the agreement with CNP as previously mentioned.

Administrative Expenses

Administrative expenses decreased 3% or €565 million to €18,737 million in 2016 from €19,302 million in 2015, which increased from €17,899 million in 2014. However, excluding the exchange rate effect in 2016, administrative expenses increased by 3%.

2016 compared to 2015

Administrative expenses for 2016 and 2015 were as follows:

			Amount	%
	2016	2015	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	11,004	11,107	(103)	(1)%
Other administrative expenses	7,733	8,195	(462)	(6)%
Building, premises and supplies	1,853	1,943	(90)	(5)%
Information Technology	1,095	1,188	(93)	(8)%
Technical reports	768	810	(42)	(5)%
Advertising	691	705	(14)	(2)%
Communications	499	587	(88)	(15)%
Taxes (other than income tax)	484	529	(45)	(9)%
Security services and cash courier services	389	413	(24)	(6)%
Per diems and travel expenses	232	278	(46)	(17)%
Insurance premiums	69	74	(5)	(7)%
Other expenses	1,653	1,668	(15)	(1)%
Total administrative expenses	18,737	19,302	(565)	(3)%

The measures adopted to simplify structures are enabling us to keep on investing in the commercial transformation (commercial tools, streamlined processes, new branch models) and improve customer satisfaction while forging a more efficient corporation. We continued to manage the units very actively throughout the year, adapting the cost base to the business reality in each market. This enabled us to reduce costs in seven of the 10 core units (eliminating the perimeter impact and adjusting for the year’s average inflation), and in the

Corporate Center. The two units whose costs rose the most were Mexico, because of the business expansion plans that entail investments in technology, and the United States due to adapting to regulatory requirements and developing the franchise.

2015 compared to 2014

Administrative expenses for 2015 and 2014 were as follows:

			Amount	%
	2015	2014	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	11,107	10,242	865	8%
Other administrative expenses	8,195	7,657	538	7%
Building, premises and supplies	1,943	1,930	13	1%
Information Technology	1,188	979	209	21%
Technical reports	810	606	204	34%
Advertising	705	655	50	8%
Communications	587	489	98	20%
Taxes (other than income tax)	529	462	67	15%
Guard and cash courier services	413	397	16	4%
Per diems and travel expenses	278	287	(9)	(3)%
Insurance premiums	74	64	10	16%
Other expenses	1,668	1,788	(120)	(7)%
Total administrative expenses	19,302	17,899	1,403	8%

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

Depreciation and Amortization

Depreciation and amortization was €2,364 million in 2016, a 2% or €54 million decrease from €2,418 million in 2015, which was a 6% or €131 million increase from €2,287 million in 2014.

Provisions or reversal of provisions

Provisions or reversal of provisions were €2,508 million in 2016, a 19% or €598 million decrease from €3,106 million in 2015, which was a 3% or €97 million increase from €3,009 million in 2014. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation).

For further details, see note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €9,766 million in 2016, a 17% or €1,978 million decrease from €11,744 million in 2015, which was a 1% or €96 million increase from €11,648 million in 2014.

Impairment losses are divided in the income statement as follows:

	2016	2015	2014
	(in millions of euros)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss, net	9,626	10,652	10,710
Financial assets measured at cost	52	228	101
Financial assets available-for-sale	(11)	230	88
Loans and receivables	9,557	10,194	10,521
Investments Held-to-maturity	28	—	—
Impairment of investments in subsidiaries, joint ventures and associates, net	17	1	5
Impairment on non-financial assets, net	123	1,091	933
Tangible assets	55	128	136
Intangible assets	61	701	701
Others	7	262	96
Total impairment losses (net)	9,766	11,744	11,648

2016 compared to 2015

Net impairment losses for loans and receivables were €9,557 million in 2016, a €637 million or 6% decrease as compared to 2015. For a further discussion on credit risk see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 3. Credit Risk”.

The most significant decreases were in the European units: Spain, U.K, Santander Consumer Finance, Portugal and Poland. However, in Latin American countries provisions increased in accordance with the growth in lending, except in Chile where they were lower. The lower provisions, combined with higher lending, reflected the strategy of selective growth and an appropriate risk management policy. Almost in all the Group’s units improved the cost of credit, notably Spain, Portugal, Argentina and Santander Consumer Finance but also Mexico, Chile and Poland. Brazil´s remained stable.

Our total allowances for credit losses (excluding country-risk) decreased by €2,286 million to €24,835 million at December 31, 2016, from €27,121 million at December 31, 2015 mainly driven by the improvement in the quality of the portfolios.

Non-performing balances (excluding country-risk) were €33,643 million at December 31, 2016, a €3,451 million decrease as compared to €37,094 million at December 31, 2015. Our Non-performing balance ratio was 3.93% at December 31, 2016 as compared to 4.36% at December 31, 2015. Credit quality ratios improved in almost all the Group´s countries. This improvement is a direct result of the strengthening of our risk culture throughout the Group. Our coverage ratio was 74% at December 31, 2016 and 73% at December 31, 2015. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Non-performing Balances Ratios” and “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Evolution of Non-performing Balances”.

Financial assets measured at cost and financial assets available-for-sale in 2016 were losses of €41 million as compared to losses of €458 million in 2015.

Net impairment on non-financial assets in 2016 decreased to €123 million compared to €1,091 million in 2015. In 2016 we recognized impairment losses of €11 million in other intangible assets as compared to €586 million in 2015.

2015 compared to 2014

Net impairment losses for loans and receivables decreased by €327 million or 3% in 2015 as compared to 2014. For a further discussion on credit risk see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 3. Credit Risk”.

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

Financial assets measured at cost and financial assets available-for-sale in 2015 were losses of €458 million (mainly equity instruments that had suffered a significant and prolonged fall in price and debt instruments).

Net impairment losses on non-financial assets in 2015 increased to €1,091 million compared to €933 million in 2014. In 2015 we recognized €586 million in other intangible assets. These impairment losses relate mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

Gains/ (losses) on non-financial assets and investments (net)

Net gains on non-financial assets and investments were €30 million in 2016, a €82 million decrease from gains of €112 million in 2015, which was a €3,024 million decrease from gains of €3,136 million in 2014. 2014 included the gains recognized on the sale of corporate buildings in Mexico and Argentina (€85 million) and the gains arising from the sales of branches (€76 million) in various countries in which the Group operates. For further details, see note 49 to our consolidated financial statements.

Gains from bargain purchases arising in business combinations

Gains from bargain purchases arising in business combinations were €22 million in 2016, a €261 million decrease from €283 million in 2015, which was a €266 million increase from €17 million in 2014.

The €283 million gains in 2015 reflect the gain on acquisition of Banco Internacional do Funchal (Banif) resulting from the difference between the consideration paid and the fair value of the identifiable assets acquired and liabilities assumed at the business combination date.

Gains/ (losses) on non-current assets held for sale classified as discontinued operations

Net losses on non-current assets held for sale classified as discontinued operations were €141 million in 2016, a €32 million decrease from losses of €173 million in 2015, which was a €70 million decrease from losses of €243 million in 2014. This line item includes mainly impairment of foreclosed assets recorded during the year and the sale of properties, both of which have decreased in 2015 and 2016.

Income Tax

The provision for corporate income tax was €3,282 million in 2016, a 48% or €1,069 million increase from €2,213 million in 2015, which represented a 40% or €1,505 million decrease from €3,718 million in 2014. The effective tax rate was 30.5% in 2016, 23.2% in 2015 and 34.9% in 2014.

The increase in the effective tax rate in 2016 compared to 2015 is primarily due to the reversal in 2015 of tax liabilities in Brazil and the increase in tax pressure in 2016 in some units, mainly in Chile, UK and Poland, specifically the latter two because of the introduction of new taxes on the sector.

The decrease in the effective tax rate in 2015 compared to 2014 is primarily due to the reversal in the second quarter of 2015 of tax liabilities in Brazil.

For more information about factors affecting effective tax rates, see note 27 to our consolidated financial statements.

Profit / (losses) from discontinued operations

Profit from discontinued operations was €0 million in both 2016 and 2015 compared to a €26 million loss in 2014.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €1,282 million in 2016, a 6% or €86 million decrease from €1,368 million in 2015, which represented a 22% or €249 million increase from €1,119 million in 2014. For further details, see note 28 to our consolidated financial statements.

The detail, by Group company, of profit/(loss) attributable to non-controlling interests is as follows:

	2016	2015	2014
	Millions of euros
Profit/(Loss) for the year attributable to non-controlling interests	1,282	1,368	1,119
Of which:
Santander Consumer USA Holdings Inc.	256	329	219
Banco Santander - Chile	215	191	210
Banco Santander (Brasil) S.A.	194	296	315
Grupo Financiero Santander México, S.A.B. de C.V.	190	201	193
Grupo PSA	171	122	—
Bank Zachodni WBK S.A.	148	154	121
Other companies	108	75	61

Results of Operations by Business Areas

For a description of our segments see “Item 4. “Information on the Company—B. Business Overview”.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	8,161	8,006	7,517	155	2%	489	7%
Dividend income	272	277	286	(5)	(2%)	(9)	(3%)
Income from companies accounted for by the equity method	168	120	(25)	48	40%	145	n.a.
Net fees and commissions	3,497	3,417	3,500	80	2%	(83)	(2%)
Gains/losses on financial assets and liabilities (net) *	818	1,186	1,221	(368)	(31%)	(35)	(3%)
Other operating income/(expenses) (net)	(110)	(178)	5	68	(38%)	(183)	n.a.
TOTAL INCOME	12,806	12,828	12,504	(22)	(0%)	324	3%
Administrative expenses and depreciation	(6,781)	(6,735)	(6,444)	(46)	1%	(291)	5%
Provisions (net)	(444)	(352)	(205)	(92)	26%	(147)	72%
Impairment on financial assets (net)	(1,383)	(2,083)	(2,975)	700	(34%)	892	(30%)
Impairment on other assets (net)	(36)	(172)	(156)	136	(79%)	(16)	10%
Gains/(losses) on other assets (net)	(150)	(120)	(238)	(30)	25%	118	(50%)
OPERATING PROFIT/(LOSS) BEFORE TAX	4,012	3,366	2,486	646	19%	880	35%
Income tax	(1,083)	(887)	(639)	(196)	22%	(248)	39%
PROFIT FROM CONTINUING OPERATIONS	2,929	2,479	1,847	450	18%	632	34%
Profit/(loss) from discontinued operations (net)	-	-	(26)	-	n.a.	26.0	(100%)
CONSOLIDATED PROFIT FOR THE YEAR	2,929	2,479	1,821	450	18%	658	36%
Profit attributable to non-controlling interest	330	261	174	69	26%	87	50%
Profit attributable to the Parent	2,599	2,218	1,647	381	17%	571	35%

*    Includes exchange differences (net)

2016 compared to 2015

In 2016, Continental Europe accounted for 32% of profit attributed to the Parent bank’s total operating areas.

Highlights of the year were the successful completion of the agreement between Santander Consumer Finance and Banque PSA Finance (Germany, Italy, the Netherlands, Belgium, Poland and Austria integrated in 2016), as well as integrating Banco Internacional do Funchal (Banif) technologically and operationally in Portugal within the timetable.

Total income decreased by €22 million mainly due to the €368 million decrease in Gains/losses on financial assets and liabilities (net), mainly due to impact of reduced gains of ALCO sales portfolio in 2016 compared to 2015, partially offset by increase in interest income /(charges) and net fees and commissions (€155 million and €80 million respectively). Other operating expenses (net) increased by

€68 million, mainly due to the one-offs charged in 2015 not repeated in 2016;  (i) charges in  Poland to the Deposit Guarantee Fund, due to the collapse of SK Wolomin Bank and (ii) the Spain’s higher charges to the Deposit Guarantee Fund and Resolution Fund.

Administrative expenses and depreciation decreased €46 million or 1%, due to strict control of costs.

Impairment losses, which include impairment losses on financial assets (net) and impairment losses on other assets (net), decreased by €836 million or 37%, with a decrease in all the main commercial units, which reflects the improvement in NPL ratios. Spain shows the biggest fall as the economic cycle continues to improve.

The NPL ratio in Continental Europe decreased 135 basis points to 5.92%, while the coverage ratio decreased 4 percentage points to 60%.

Profit attributable to the Parent increased by €381 million or 17%, mainly due to the decrease in impairment losses on financial assets (net) through all units, which resulted in improvements in non-performing loans ratios, partially offset by the decrease in Gains/losses on financial assets and liabilities (net).

2015 compared to 2014

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

Impairment losses, which include impairment losses on financial assets (net) and impairment losses on other assets (net), decreased by €876 million or 28% with loan-loss provisions decreasing in all commercial units, especially in Spain as the economic cycle continues to improve.

The NPL ratio in Continental Europe decreased 161 basis points to 7.27%, while the coverage ratio improved 7 percentage points to 64%.

Profit attributable to the Parent increased by €571 million or 35% mainly due to: (i) the decrease in Impairment losses on financial assets (net) through all units, which resulted in improvements in non-performing loans ratios, and (ii) the integration of the previously mentioned units in Santander Consumer, whose contribution to total income was higher than expenses and impairment losses.

United Kingdom

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,405	4,942	4,234	(537)	(11%)	708	17%
Dividend income	1	1	1		0%		0%
Income from companies accounted for by the equity method	16	10	9	6	60%	1	11%
Net fees and commissions	1,031	1,091	1,028	(60)	(5%)	63	6%
Gains/losses on financial assets and liabilities (net) *	319	302	241	17	6%	61	25%
Other operating income/(expenses) (net)	44	37	28	7	19%	9	32%
TOTAL INCOME	5,816	6,383	5,541	(567)	(9%)	842	15%
Administrative expenses and depreciation	(2,967)	(3,357)	(3,055)	390	(12%)	(302)	10%
Provisions (net)	(276)	(351)	(184)	75	(21%)	(167)	91%
Impairment on financial assets (net)	(58)	(107)	(332)	49	(46%)	225	(68%)
Impairment on other assets (net)	(64)	(9)	—	(55)	611%	(9)	n.a.
Gains/(losses) on other assets (net)	1	5	3	(4)	(80%)	2	67%
OPERATING PROFIT/(LOSS) BEFORE TAX	2,452	2,564	1,973	(112)	(4%)	591	30%
Income tax	(736)	(556)	(416)	(180)	32%	(140)	34%
PROFIT FROM CONTINUING OPERATIONS	1,716	2,008	1,557	(292)	(15%)	451	29%
Profit/(loss) from discontinued operations (net)	—	—	—	—	n.a.	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,716	2,008	1,557	(292)	(15%)	451	29%
Profit attributable to non-controlling interest	36	37	1	(1)	(3%)	36	n.a.
Profit attributable to the Parent	1,680	1,971	1,556	(291)	(15%)	415	27%

*    Includes exchange differences (net)

2016 compared to 2015

In 2016, the United Kingdom accounted for 21% of profit attributed to the Parent bank’s total operating areas.

The UK banking sector faces a very demanding regulatory change agenda, in particular with the banking reform, where our planning and implementation is well advanced. We have recently revised our approach in order to minimize the impact on customers and maintain long-term flexibility in the changeable macro environment.

Total income decreased by €567 million or 9% (excluding the exchange rate increased 3%), mainly due to the €537 million or 11% decrease in Interest/income (charges). In local currency, Interest/income (charges) was flat with increased lending volumes and retail liability margin that offset continued SVR (Standard Variable Rate mortgage) attrition and asset margin pressures. Net fees and commissions decreased €60 million or 5%; however, in local currency they increased 7%, mainly due to fees in Retail Banking and international and digital payment fees in Commercial Banking, partially offset by regulatory impacts on cards and investment income.

Administrative expenses and depreciation decreased €390 million or 12%. Excluding the exchange rate they were flat as efficiency improvements absorbed investments in business growth, banking reform costs of €104 million, and the continued enhancements to our digital channels.

Impairment losses and Provisions decreased €69 million or 15% (excluding the exchange rate decreased 3%). Credit quality remained strong in all loan portfolios, supported by prudent lending criteria and the low rate environment. The NPL ratio improved to 1.41% at end of 2016, from 1.52% at end of 2015. The coverage ratio decreased 5 percentage points to 33%.

Profit attributable to the Parent decreased by €291 million or 15% (excluding the exchange rate decreased 4%) adversely impacted by the 8% bank corporation tax surcharge. In local currency, operating profit before tax increased 8%, mainly due income growth, increased cost discipline and good credit performance.

2015 compared to 2014

In 2015, the United Kingdom accounted for 24% of profit attributed to the Parent bank’s total operating areas.

The Bank’s focus was on boosting the loyalty and engagement of its private individual and business customers.

In 2015, as a new strategic priority, the Bank focused on operational and digital excellence. A number of different digital solutions were launched in the year that were very well received by the market, and attracting new digital customers was set as a priority. By year-end there were 3.7 million digital customers, an increase of 22% year on year.

The Bank also kept the focus on the profitability and strength of the balance sheet, while at the same time establishing a target ring-fencing structure to enable it to meet the distinct needs of its retail, business and institutional customers.

Total income increased by €842 million in 2015 mainly due to the €708 million increase in Interest/income (charges) driven by higher volumes. In local currency, customer loans increased 5% compared to December 2014, largely due to corporate lending (+10%), mortgages (+2%) and unsecured consumer and vehicle finance lending (+42%), which was impacted by the PSA Finance UK limited commencement in February 2015. See “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Agreement with Banque PSA Finance”.

Administrative expenses and depreciation increased €302 million or 10% in 2015 reflecting the higher regulatory costs and the continued enhancements of our digital channels. These strategic investment programs underpin future efficiency improvements.

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

Latin America

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	13,345	13,752	13,620	(407)	(3%)	132	1%
Dividend income	78	57	88	21	37%	(31)	(35%)
Income from companies accounted for by the equity method	309	285	283	24	8%	2	1%
Net fees and commissions	4,581	4,452	4,372	129	3%	80	2%
Gains/losses on financial assets and liabilities (net) *	806	517	484	289	56%	33	7%
Other operating income/(expenses) (net)	(355)	(308)	(290)	(47)	15%	(18)	6%
TOTAL INCOME	18,764	18,755	18,557	9	0%	198	1%
Administrative expenses and depreciation	(7,692)	(7,906)	(7,850)	214	(3%)	(56)	1%
Provisions (net)	(800)	(831)	(946)	31	(4%)	115	(12%)
Impairment on financial assets (net)	(4,912)	(5,108)	(5,145)	196	(4%)	37	(1%)
Impairment on other assets (net)	(42)	20	16	(62)	n.a.	4	25%
Gains/(losses) on other assets (net)	59	78	113	(19)	(24%)	(35)	(31%)
OPERATING PROFIT/(LOSS) BEFORE TAX	5,377	5,008	4,745	369	7%	263	6%
Income tax	(1,363)	(1,219)	(1,053)	(144)	12%	(166)	16%
PROFIT FROM CONTINUING OPERATIONS	4,014	3,789	3,692	225	6%	97	3%
Profit/(loss) from discontinued operations (net)	—	—	—	—	n.a.	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	4,014	3,789	3,692	225	6%	97	3%
Profit attributable to non-controlling interest	628	596	790	32	5%	(194)	(25%)
Profit attributable to the Parent	3,386	3,193	2,902	193	6%	291	10%

*    Includes exchange differences (net)

2016 compared to 2015

As of December 31, 2016, Latin America accounted for 42% of profit attributable to the Parent’s total operating areas.

In general, the environment was not propitious for business, mainly due to the depreciation of currencies and in particular the shrinking of Brazil’s GDP. The focus remained on deepening customer relations, improving customer experience and satisfaction, as well as accelerating the digital transformation.

Total income increased by €9 million. However, excluding the exchange rate impact it increased 10%, due to the increase in interest income (charges) and in fees and commissions (that increased 6% and 15%, respectively, excluding the exchange rate impact).

Administrative expenses and depreciation decreased by €214 million or 3%. Nevertheless, excluding the exchange rate impact expenses increased by 8%. This increase was due to salary agreements, dollar-indexed expenses and investments. However, growth was moderate as compared to inflation rates.

Impairment losses and provisions decreased by €165 million mainly due to exchange rates impact. Excluding the exchange rate impact, impairment on loans rose 7%. The NPL ratio improved to 4.81% (-15 basis points.) and the coverage ratio increased 8 percentage points to 87%.

Profit attributable to the Parent increased by €193 million or 6%. Deducting the exchange rate impact, the increase was by 19%, spurred by the growth in total income that was partially offset by the increase in administrative expenses and depreciation and impairment losses and provisions.

2015 compared to 2014

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

Total income increased by €198 million heavily affected by exchange rates, especially in Brazil, as excluding the exchange rate impact they improved by €1,735 million. The main drivers of growth were Interest/income (charges) (+ €132 million or + €1,282 without exchange rates) and Net fees and commissions (+ €80 million or + €450 million eliminating the exchange rate impact). These growths were spurred by the strength of business which fed through to interest income/ (charges) and fee income. The Group kept significant business growth rates with a 14% and 12% growth (excluding the effect of exchange rates) in customer loans and deposits, respectively, with the focus on strategic segments for the Group.

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

United States

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	5,917	6,116	4,789	(199)	(3%)	1,327	28%
Dividend income	30	48	29	(18)	(38%)	19	66%
Income from companies accounted for by the equity method	2	3	4	(1)	(33%)	(1)	(25%)
Net fees and commissions	1,102	1,086	830	16	1%	256	31%
Gains/losses on financial assets and liabilities (net) *	22	231	205	(209)	(90%)	26	13%
Other operating income/(expenses) (net)	460	316	122	144	46%	194	159%
TOTAL INCOME	7,533	7,800	5,979	(267)	(3%)	1,821	30%
Administrative expenses and depreciation	(3,197)	(3,025)	(2,239)	(172)	6%	(786)	35%
Provisions (net)	(72)	(164)	(21)	92	(56%)	(143)	681%
Impairment on financial assets (net)	(3,187)	(3,103)	(2,233)	(84)	3%	(870)	39%
Impairment on other assets (net)	(35)	—	(12)	(35)	n.a.	12	(100%)
Gains/(losses) on other assets (net)	(6)	16	46	(22)	(138%)	(30)	(65%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,036	1,524	1,520	(488)	(32%)	4	0%
Income tax	(355)	(517)	(439)	162	(31%)	(78)	18%
PROFIT FROM CONTINUING OPERATIONS	681	1,007	1,081	(326)	(32%)	(74)	(7%)
Profit/(loss) from discontinued operations (net)	—	—	—	—	n.a.	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	681	1,007	1,081	(326)	(32%)	(74)	(7%)
Profit attributable to non-controlling interest	286	329	219	(43)	(13%)	110	50%
Profit attributable to the Parent	395	678	862	(283)	(42%)	(184)	(21%)

*    Includes exchange differences (net).

2016 compared to 2015

In 2016, United States contributed 5% of the profit attributable to the Parent bank’s total operating areas.

Santander US is focusing on strategic priorities that aim to transform it into a diversified and leading bank in the US. These include: (i) improve the profitability of Santander Bank, (ii) optimize the auto finance business, and (iii) grow GCB’s business with customers established in the US by leveraging the connectivity of the Group’s global footprint.

Santander US continued to progress in 2016 in complying with its regulatory obligations. The creation of the IHC holding was completed, unifying the main units in the country under the same management and governance structure in order to manage risk in the US more effectively.

Total income decreased by €267 million or 3%, basically due to a €199 million or 3%, decrease in interest/income (charges) due to Santander Consumer USA’s change in its business mix towards a lower risk profile (with impact on revenues), and to a €209 million or 90% decrease in Gains/losses on financial assets and liabilities (net), due to the Santander Bank’s repurchase of costly liabilities during the year. Both effects were partially offset by the increase of €144 million in Other operating income/(expenses) (net) due to the leasing business.

Administrative expenses and depreciation increased by €172 million or 6%, due to the significant investments that were made in technology to enhance customer experience and improve risk management and capital planning in order to comply with regulatory obligations.

Provisions and Impairment losses increased by €27 million or 1%, partly due to provisions made in the first quarter 2016 for oil and gas related business. At December 31, 2016, the NPL ratio was 2.28%, which represents an increase of 14 basis points from 2015. The coverage ratio reduced 11 percentage points to 214% at December 31, 2016.

Profit attributable to the Parent decreased by €283 million or 42% mainly due to lower total income and higher expenses.  The results were not affected significantly by the impact of exchange rates.

2015 compared to 2014

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

Corporate Center

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(739)	(4)	(613)	(735)	n.a.	609	(99%)
Dividend income	32	72	31	(40)	(56%)	41	132%
Income from companies accounted for by the equity method	(51)	(43)	(28)	(8)	19%	(15)	54%
Net fees and commissions	(31)	(13)	(34)	(18)	138%	21	(62%)
Gains/losses on financial assets and liabilities (net) *	136	150	699	(14)	(9%)	(549)	(79%)
Other operating income/(expenses) (net)	(34)	(33)	(24)	(1)	3%	(9)	38%
TOTAL INCOME	(687)	129	31	(816)	n.a.	98	316%
Administrative expenses and depreciation	(464)	(697)	(598)	233	(33%)	(99)	17%
Provisions (net)	(916)	(1,408)	(1,653)	492	(35%)	245	(15%)
Impairment on financial assets (net)	(86)	(251)	(25)	165	(66%)	(226)	904%
Impairment on other assets (net)	37	(931)	(786)	968	(104%)	(145)	18%
Gains/(losses) on other assets (net)	7	243	2,986	(236)	(97%)	(2,743)	(92%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(2,109)	(2,915)	(45)	806	(28%)	(2,870)	n.a.
Income tax	255	966	(1,171)	(711)	(74%)	2,137	n.a.
PROFIT FROM CONTINUING OPERATIONS	(1,854)	(1,949)	(1,216)	95	(5%)	(733)	60%
Profit/(loss) from discontinued operations (net)	—	—	—	—	n.a.	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(1,854)	(1,949)	(1,216)	95	(5%)	(733)	60%
Profit attributable to non-controlling interest	2	145	(65)	(143)	(99%)	210	n.a.
Profit attributable to the Parent	(1,856)	(2,094)	(1,151)	238	(11%)	(943)	82%

*    Includes exchange differences (net).

2016 compared to 2015

Banco Santander subsidiaries’ model is complemented by a corporate center that has support and control units which carry out functions for the Group in matters of risk, auditing, technology, human resources, legal affairs, communication and marketing, among others.

Total income decreased by €816 million to €-687 million. This line item includes income from the centralized management of different risks (mainly interest rate risk and exchange rate risk) and the financial cost of issuances.

Administrative expenses and depreciation decreased by €233 million or 33%, mainly due to the restructuring carried out in the second quarter of 2016 and the continued streamlining of the corporation begun in 2015.

Provisions, Impairment losses and Gains/(losses) on other assets (net) decreased by €1,389 million or 59%. These amounts included provisions of different nature, as well as capital gains, capital losses and impairment of financial assets. The figure normalized in 2016, as in 2015 it was higher than average.

Loss attributable to the Parent decreased by €238 million or 11% driven by (i) a reduction in administrative expenses, (ii) a reduction in provisions and impairment losses (after those occurred in 2015 that were not repeated in 2016), partially offset by (iii) a decrease in total income.

2015 compared to 2014

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

Gains/(losses) on other assets (net) were €243 million which mainly include the gain from bargain purchases arising in business combination amounting to €283 million as a result of the acquisition of the assets and liabilities of Banco Internacional do Funchal (Banif) in Portugal. See “Item 4. Information on the Company— A. History and development of the company  — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Acquisition of Banco Internacional do Funchal (Banif)”.

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

Second level (business):

Commercial Banking

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	29,090	30,027	27,699	(937)	(3%)	2,328	8%
Dividend income	131	124	132	7	6%	(8)	(6%)
Income from companies accounted for by the equity method	505	434	341	71	16%	93	27%
Net fees and commissions	8,745	8,621	8,338	124	1%	283	3%
Gains/losses on financial assets and liabilities (net) *	663	1,346	1,394	(683)	(51%)	(48)	(3%)
Other operating income/(expenses) (net)	(79)	(194)	(215)	115	(59%)	21	(10%)
TOTAL INCOME	39,055	40,358	37,689	(1,303)	(3%)	2,669	7%
Administrative expenses and depreciation	(18,475)	(18,730)	(17,519)	255	(1%)	(1,211)	7%
Provisions (net)	(1,547)	(1,656)	(1,309)	109	(7%)	(347)	27%
Impairment on financial assets (net)	(8,713)	(9,462)	(9,812)	749	(8%)	350	(4%)
Impairment on other assets (net)	(97)	2	(26)	(99)	n.a.	28	n.a.
Gains/(losses) on other assets (net)	(22)	117	158	(139)	(119%)	(41)	(26%)
OPERATING PROFIT/(LOSS) BEFORE TAX	10,201	10,629	9,181	(428)	(4%)	1,448	16%
Income tax	(2,799)	(2,663)	(2,128)	(136)	5%	(535)	25%
PROFIT FROM CONTINUING OPERATIONS	7,402	7,966	7,053	(564)	(7%)	913	13%
Profit/(loss) from discontinued operations (net)	—	—	(26)	—	n.a.	26.00	(100%)
CONSOLIDATED PROFIT FOR THE YEAR	7,402	7,966	7,027	(564)	(7%)	939	13%
Profit attributable to non-controlling interest	1,105	1,112	1,033	(7)	(1%)	79	8%
Profit attributable to the Parent	6,297	6,854	5,994	(557)	(8%)	860	14%

*    Includes exchange differences (net).

2016 compared to 2015

Commercial Banking generated 78% of the operating areas’ profit attributable to the Parent bank in 2016.

Total income decreased by €1,303 million or 3% mainly due to Gains/losses on financial assets and liabilities (net) that decreased €683 million or 51%, mainly due to reduced gains from the sale of the ALCO portfolio in 2016 as compared to 2015. Additionally, interest income / (charges) decreased by €937 million or 3%.

Administrative expenses and depreciation decreased by €255 million or 1%.

Impairment losses and Provisions (net) decreased by €759 million or 7% mainly due to an improved credit quality across the loan portfolios.

Profit attributable to the Parent decreased by €557 million or 8% mainly due to the decreases of interest income / (charges) and Gains/losses on financial assets and liabilities (net). The exchange rate impact reduced the losses due to the behavior of different currencies.

2015 compared to 2014

Commercial Banking generated 85% of the operating areas’ profit attributable to the Parent bank in 2015. The evolution of results in euros is affected by average exchange rates.

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

Profit attributable to the Parent increased by €860 million mainly due to the rise in interest income / (charges) partly offset by operating expenses.

Santander Global Corporate Banking

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,781	2,830	2,481	(49)	(2%)	349	14%
Dividend income	250	259	272	(9)	(3%)	(13)	(5%)
Income from companies accounted for by the equity method	(7)	(6)	(2)	(1)	17%	(4)	200%
Net fees and commissions	1,465	1,425	1,392	40	3%	33	2%
Gains/losses on financial assets and liabilities (net) *	1,293	739	749	554	75%	(10)	(1%)
Other operating income/(expenses) (net)	43	24	31	19	79%	(7)	(23%)
TOTAL INCOME	5,825	5,271	4,923	554	11%	348	7%
Administrative expenses and depreciation	(1,951)	(2,058)	(1,840)	107	(5%)	(218)	12%
Provisions (net)	(40)	(51)	(38)	11	(22%)	(13)	34%
Impairment on financial assets (net)	(660)	(688)	(552)	28	(4%)	(136)	25%
Impairment on other assets (net)	(59)	(37)	(43)	(22)	59%	6	(14%)
Gains/(losses) on other assets (net)	22	4	(13)	18	450%	17	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	3,137	2,441	2,437	696	29%	4	0%
Income tax	(876)	(695)	(667)	(181)	26%	(28)	4%
PROFIT FROM CONTINUING OPERATIONS	2,261	1,746	1,770	515	29%	(24)	(1%)
Profit/(loss) from discontinued operations (net)	—	—	—	—	n.a.	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	2,261	1,746	1,770	515	29%	(24)	(1%)
Profit attributable to non-controlling interest	172	120	145	52	43%	(25)	(17%)
Profit attributable to the Parent	2,089	1,626	1,625	463	28%	1	0%

*    Includes exchange differences (net).

2016 compared to 2015

Santander Global Corporate Banking used the strengths of its model to attain good results and maintain levels of cost efficiency leaders in the industry, thanks to its customer-centric model that combines global and local capacities with active management of risk, capital and liquidity.

This segment contributed 26% of the operating areas’ profit attributable to the Parent bank in 2016.

Total income increased by €554 million or 11% with growth in all products. Global Transaction Banking increased the performance against a backdrop of containment of spreads and low interest rates, Financing Solutions and Advisory flat, reflecting the soundness of the various businesses, and Global Markets (good performance in Europe and particularly the Americas).

Administrative expenses and depreciation decreased €107 million or 5%, due to the efficiency plans.

Impairment losses and Provisions decreased by €17 million or 2%.

Profit attributable to the Parent increased by €463. This performance was mainly due to the increase in total income and to cost control.

2015 compared to 2014

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

Real Estate Operations in Spain

				Variations
	2016	2015	2014	2016/15		2015/14
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(43)	(41)	(20)	(2)	5%	(21)	105%
Dividend income					n.a.		n.a.
Income from companies accounted for by the equity method	(3)	(10)	(68)	7	(70%)	58	(85%)
Net fees and commissions	1			1	n.a.		n.a.
Gains/losses on financial assets and liabilities (net) *	9	151	8	(142)	(94%)	143	n.a.
Other operating income/(expenses) (net)	75	37	49	38	103%	(12)	(24%)
TOTAL INCOME	39	137	(31)	(98)	(72%)	168	n.a.
Administrative expenses and depreciation	(211)	(235)	(229)	24	(10%)	(6)	3%
Provisions (net)	(5)	9	(9)	(14)	n.a.	18	n.a.
Impairment on financial assets (net)	(167)	(251)	(321)	84	(33%)	70	(22%)
Impairment on other assets (net)	(21)	(126)	(83)	105	(83%)	(43)	52%
Gains/(losses) on other assets (net)	(96)	(142)	(221)	46	(32%)	79	(36%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(461)	(608)	(894)	147	(24%)	286	(32%)
Income tax	138	179	248	(41)	(23%)	(69)	(28%)
PROFIT FROM CONTINUING OPERATIONS	(323)	(429)	(646)	106	(25%)	217	(34%)
Profit/(loss) from discontinued operations (net)	—	—	—	—	n.a.	—	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(323)	(429)	(646)	106	(25%)	217	(34%)
Profit attributable to non-controlling interest	3	(9)	6	12	n.a.	(15)	n.a.
Profit attributable to the Parent	(326)	(420)	(652)	94	(22%)	232	(36%)

*    Includes exchange differences (net).

2016 compared to 2015

The segment includes loans to real-estate developers, for which a specialized management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB) and the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— Metrovacesa, S.A.

The Group’s strategy in recent years has been directed at reducing these assets, mainly loans and foreclosed assets. Net loans totaled €1,990 million, which was 29% less than in 2015 and accounted for 0.3% of the Group’s loans and less than 1% of those of Santander Spain.

Gains/losses on financial assets and liabilities (net) decreased by €142 million because the gains of 2015 from favorable renegotiation of debt were not repeated in 2016.

Impairment losses on financial assets and Impairment losses on other assets (net) continued a downward trend and experienced a reduction of €189 million primarily due to lower provisions needs.

Losses on other assets (net) decreased by €46 million mainly due to a drop in impairments and losses from the sale of foreclosed assets.

Losses attributable to the Parent decreased by €94 million, mainly due to a fall in impairment losses and losses on other assets partially offset by the Gains/losses on financial assets and liabilities (net).

2015 compared to 2014

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

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,339,125 million at December 31, 2016, a €1,135 million decrease from total assets of €1,340,260 million at December 31, 2015. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, decreased by 0.3% to €814,863 million at December 31, 2016, from €817,366 million at December 31, 2015.

In the Group as a whole, exchange rates had a negative impact on the evolution of loans (-3 percentage points) and customer funds (-2 percentage points). The impact varied by country: Brazil (+26 percentage points.); Chile (+10 percentage points); United States (+3 percentage points); Poland (-4 percentage points); Mexico (-14 percentage points); United Kingdom (-15 percentage points) and Argentina (-21 percentage points).

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 1% from €683,142 million at December 31, 2015, to €691,112 million at December 31, 2016. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 13% from €140,741 million at December 31, 2015 to €159,260 million at December 31, 2016.

During 2016, the Group issued medium and long-term senior debt amounting to €24,309 million, covered bonds of €4,720 million and subordinated debt amounting to €2,239 million. The Group’s subsidiaries placed several securitizations for a total amount of €13,144 million, mainly through the Santander Consumer Finance due to new acquisitions. Maturities of medium and long-term debt during the year totaled €35,597 million.

Regarding other balance sheet items, goodwill totaled €26,724 million, which was €236 million less than in 2015.

The balance of the portfolio of investment held to maturity was €14,468 million, higher than in 2015 due to the acquisition of a €7,765 million portfolio of UK sovereign bonds, as part of the management of the ALCO balances.

The financial assets available for sale totaled €116,774 million at December 31, 2016, which was €5,262 million (-4%) decrease as a compared to 2015. This decrease was mainly due to lower positions in Spain and United States.

Tangible assets amounted to €23,286 million, €2,034 million less than in 2015 due to the deconsolidation of assets from the merger of Metrovacesa / Merlín, which amply offset the increase in the United States from assets associated with leasing business.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2016, was €90,939 million, an increase of €2,898 million or 3% from €88,041 million at December 31, 2015, mainly due to an increase in reserves partially offset by an increase of negative valuation adjustments.

In regulatory terms, phase-in eligible equity was €86,337 million, which gave a total capital ratio of 14.68% and a common equity Tier 1 (CET1) ratio of 12.53%. The minimum ratios required by the European Central Bank for Grupo Santander on a consolidated basis for 2017 are a total capital ratio of 11.25% and a CET1 of 7.75%.

In fully-loaded terms, the CET1 rose from 10.05% at December 2015 to 10.55% at December 2016 and the fully-loaded total capital ratio was 13.87%, which represent an increase of 82 basis points in the year.

This continuous improvement in capital ratios reflects, on the one hand, the Group's strategy of profitable growth, where we aim to increase lending profit ahead of growth in risk-weighted assets. On the other, the various measures adopted by the Group, including the effort made to improve and deepen a more active capital management culture at all levels. The actions taken, by the Group to obtain these results were:

•	More teams for managing capital together with continued improved coordination between the Corporate Center and local teams,
•	Capital have a greater relevance in the incentive compensation as of 2016,
•	Launch of a training program with global scope and,

•	All countries and business units developed their individual capital plans, focused on having a business that consumes less capital per unit of return in the future.

See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 2 “Risk management and control model - Advanced Risk Management (ARM)” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 5. Liquidity and funding risk”.

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

At December 31, 2016, we had outstanding €228.9 billion of debt securities, of which €183.3 billion were bonds and debentures, €25.7 billion were notes and other securities and €19.9 billion were subordinated debt (which includes €6.9 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances during the years 2016, 2015 and 2014 of our principal sources of funds:

	2016	2015	2014
	(in millions of euros)
Due to credit entities and central banks	161,606	166,712	132,505
Customer deposits	679,394	685,075	629,460
Marketable debt securities	226,274	222,129	207,067
of which: Subordinated debt	21,033	19,472	17,302
Total	1,067,274	1,073,916	969,032

The average maturity of our outstanding debt as of December 31, 2016 was 4.3 years.

For more information see notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Positive
Fitch Ratings	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €648.3 billion at December 31, 2016. Loans and advances to customers (gross) totaled €814.9 billion at the same date.

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

We, Grupo Santander, are a European, Latin American and North American financial group. Although in some jurisdictions limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations, we are not aware of any current material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, other than the limitations related to the objections to our U.S. subsidiary’s capital plan issued by the Federal Reserve Board in connection with its annual Comprehensive Capital Analysis Review (CCAR) process. Nevertheless, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Anyway, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2016, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

During 2016, 2015 and 2014, we spent €1,726 million, €1,481 million and €1,345 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

The forward-looking statements included in this section are based on the current beliefs and expectations of our management, including the macroeconomic expectations described below, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors” on pages 5 and 12 of this Report.

The International Monetary Fund (“IMF”) expects global growth to rise from 3.1% in 2016 to 3.4% in 2017. This improvement is expected to be driven by both advanced and emerging economies. Global growth remains lackluster compared with the years prior to 2008, although it has shown notable resistance to the head winds that have arisen in recent quarters.

Advanced economies are expected to grow by 1.9% in 2017 (up from 1.6% in 2016) primarily owing to the revitalization of the U.S. economy. The euro area is expected to grow at a rate similar to that attained in 2016. Within the euro area, there have been significant differences in growth and in countries’ positions in the business cycle but in general the situation is more homogeneous than in previous years.

According to IMF forecasts, emerging economies will grow by 4.5% in 2017 (compared with an estimated 4.1% in 2016). These projections are based on the improved credibility of policies, on commodities prices, on sustained growth in China, and on the improvement of some relevant countries that experienced a complicated situation over the last year.

In Latin America as a whole, after two years of recession in the region, growth of 1.2% is expected in 2017 (vs. -0.7% in 2016), primarily as a result of the recoveries in Brazil and Argentina. Mexico is expected to be beset by uncertainty resulting from a possible change in U.S. economic policy and will likely experience lower growth, but the rest of the region is expected to grow at a pace similar to or somewhat higher than that seen in 2016.

It is expected that there will continue to be sharp differences in monetary policies among advanced economies, with gradual new hikes in the United States, whereas in the euro area the ECB is expected to keep rates at their current levels. In the United Kingdom, the low-rate environment is expected to continue, and the Bank of England is not expected to lower rates. Long-term rates are expected to gradually rise once the expansion takes hold and inflation rises moderately, although substantial increases are not expected, especially in Europe, given the direction of monetary policy.

In emerging economies, rates are also expected to change at an uneven pace. In particular, in Latin America, interest-rate cuts are expected as inflation declines in Argentina and Brazil, along with interest-rate hikes in Mexico, which are expected to track the U.S. Federal Reserve.

As in recent years, overall risk continues to decline, although less sharply than before, owing to the risk of protectionism, the size of the rate increases in the U.S. and their effect on the dollar, the negotiations following the UK Brexit vote, the ability of some emerging-market countries, including China, to deal with a challenging situation from a political and economic perspective, and the elections this year in various European countries, including France and Germany.

The Group is facing this situation after a year in which it met all of its targets, reflecting increases in the number of engaged customers, in volumes and in profit, and in which its credit quality improved and it surpassed the capital target set at the beginning of the year.

The Group’s ultimate objective is to become the best bank for individuals and companies, earning the long-lasting confidence and loyalty of employees, customers, shareholders, and society. The Group will continue with its commercial transformation with an aim to raise its return on capital employed.

To this end, it is focusing on the following strategic priorities:

1.

To continue to increase the number of engaged customers, both individuals and companies, and the number of digital customers. The Group's goal is 17 million engaged customers and 25 million digital customers in 2017.

2.

To accelerate revenue growth, especially in emerging markets, where high-single-digit or double-digit increases are expected in volume in all units over time and where interest rates make it possible to obtain healthy margins.

3.

In mature markets, where revenue is under pressure, the Group is focusing on increasing its market share, primarily in companies, and to continue increasing the amount of fees and commissions generated.

4.	To keep costs under control.

5.	To continue improving the cost of lending, with the Group’s provisions decreasing as the business cycle improves in some key markets such as Brazil and Spain.

6.	To make risk-weighted assets (RWA) grow at a slower pace than the Group’s lending and profits.

The management priorities of the main units for 2017 are described below:

Europe

United Kingdom. Although the Brexit referendum has until now had only a moderate impact, the uptick in inflation associated with the weaker pound and the uncertainty stemming from the negotiations is expected to bring growth to below the 2% recorded in 2016.

In light of this scenario, the bank will continue to pursue excellence, prioritizing its customers’ needs. To this end, it has formulated the following strategic lines:

•	A continued focus on customer loyalty as the primary driver of growth.
•	Making a priority of operating and digital excellence in order to offer customers the best possible experience.
•	Increasing profits in a predictable manner while maintaining a sound balance sheet.

Spain. GDP is expected to grow by about 2.5% in 2017, clearly above the level foreseen for the euro area overall, while inflation is expected to stand at above 2%. Lending is expected to gradually recover during the year.

Against this backdrop, Santander seeks to increase its presence and to offer higher quality service, for which reason it has established the following priorities:

•	To increase market share in an organic, sustainable, profitable and predictable manner.
•	To be the benchmark bank for companies, consolidating the Bank's commercial position while maintaining leadership in the wholesale banking and large companies segment.
•	To move ahead with the digital transformation in order to promote customer loyalty and improve customers’ overall experience.
•	To continue with the implementation of the Simple, Personal and Fair culture, with the commitment to be the best bank to work at.

The real estate segment in Spain will maintain its strategy of shedding assets, thereby reducing its exposure, primarily in lending.

Santander Consumer Finance. Leveraging its position in the European consumer market, this area seeks to make the most of its growth potential. Its priorities are centered on:

•	Increasing and maximizing the auto financing business by proactively managing brand agreements and developing digital projects.
•	Sustained growth focused on value creation while maintaining high risk-adjusted returns.
•	Increasing the consumer financing business by accelerating the digital-transformation process, thereby increasing its presence in these channels.

Portugal. The economy is expected to grow by 1.2% this year, somewhat higher than last year. Because of improved investor confidence, investment is expected to rise slightly. Santander will focus on:

•	Increasing the number of engaged and digital customers.

•	Continuing to gain profitable market share (companies and SMEs) while optimizing its funding cost.

•	Improving its efficiency levels and cost of lending.

•	Normalizing the capital structure and bringing it into line with the new regulatory requirements.

Poland. GDP is expected to grow by 2.7% in 2017, mainly as a result of private consumption, with exports and investment picking up at the end of the year. Santander has to set the following targets for the year:

•	Top 3 in quality of service, expanding the base of engaged customers.

•	Making progress in the end-to-end digital transformation so as to continue being leaders in digital channels in the country.

•	Growing above competitors in terms of volumes, and thus gaining market share.

•	Maintaining leadership in profitability within an environment of greater regulatory pressure.

America

Brazil. After the country suffered one of its worst recessions in decades in 2015 and 2016, the economy is expected to return to growth, with a rate of 0.7% expected in 2017. Santander has continued its transformation process while showing excellent performance and increasing its number of customers and improving its results. The Bank will face the following challenges in 2017:

•	Continuing to increase the number of active, engaged and digital customers, improving its understanding of their needs.

•	Moving forward with its digital transformation, innovating its offering of products and services, and expanding its sales and digital channels.

•	Continuing to gain market share, primarily in areas such as acquisition, consumption and SMEs.

•	Improving profitability, with a focus on increasing revenue through the risk-adjusted margin and commissions and fees.

Mexico. Lower economic growth is expected—1.8% this year compared with 2.2% in 2016—as a result of the strong dollar, a tighter monetary policy, and a more uncertain outlook in the United States. Within this context, Santander will focus on continuing to strengthen its business in order to consolidate its position. The key aspects of management in 2017 will be:

•	Improving sales tools, CRM and digital platforms through the technology plan.

•	Enhancing Santander Plus’s offering in order to attract new, high-potential customers and increase customer loyalty.

•	Increasing digital customers and payrolls and continuing to improve customer service.

•	Consolidating the positioning in the mortgage business and recovering leadership in SMEs.

Chile. The Chilean economy is expected to recover in 2017, with growth of approximately 2%. The Bank’s strategy will focus on:

•	Consolidating the transformation of the commercial banking business through the new branch network model.

•	Continuing to improve customer care and customer experience.

•	Boosting the business with large and medium companies.

•	Focusing and fees and commissions and on long-term returns, despite the backdrop of lower margins and greater regulation.

United States. GDP is expected to grow for the eighth consecutive year, rising to 2.3% from 1.6% in 2016. Santander will continue to seek to improve the management of the business and to advance in complying with regulatory requirements. By unit, the commercial management priorities will be:

•	To improve customer experience and loyalty through an efficient sales force, simple products and the development of digital channels at Santander Bank.

•	To maintain leadership in vehicle financing with a focus on increasing “prime” originations through Chrysler.

•	To continue improving the management of capital, of risks, and of liquidity in order to comply with regulatory requirements and strengthen the franchise.

E. Off-balance sheet arrangements

As of December 31, 2016, 2015 and 2014, we had outstanding the following contingent liabilities (for more information see note 35 to our consolidated financial statements):

	2016	2015	2014
	(in millions of euros)
Contingent liabilities:
Financial guarantees	17,244	14,648	13,383
Irrevocable documentary credits	2,713	2,139	2,381
Non-financial guarantees	24,477	23,047	28,006
	44,434	39,834	43,770

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2016:

Contractual obligations		More than	More than
	Less than	1 year but	3 years but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from central banks and credit institutions	71,280	32,408	26,447	3,741	133,876
Customer deposits	611,391	33,967	8,372	4,040	657,770
Marketable debt securities	67,025	43,496	35,066	80,491	226,078
Liabilities under insurance contracts (1)	566	18	23	36	643
Operating lease obligations	339	588	431	1,652	3,010
Capital lease obligations	46	47	42	84	219
Purchase obligations	0	0	0	0	0
Other long-term liabilities (2)	1,836	3,504	3,352	8,504	17,196
Contractual interest payment (3)	9,522	5,924	7,179	33,001	55,626
Total	762,005	119,953	80,912	131,549	1,094,418

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)

Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2016 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

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

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 53% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 35% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

In Spain, at December 31, 2016, this loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate of 28%. Residential mortgages represent around 30% of the total loans and advances to customers (excluding the public sector) within the business in Spain, a 74% of which has a LTV at inception lower than 80%.

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

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (43% as of December 31, 2016). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than

100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last few years has been to reduce the volume of run-off real estate exposure in Spain, which at December 2016 stood at €1,874 million in net terms.

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business.

The Group’s risk policy focuses on maintaining a medium-low and predictable profile for its risks. The main risk management pillars are: (i) the business strategy is defined by the risk appetite; (ii) all risks have to be managed by the units which generate them using advanced models and tools and integrated in the different businesses; (iii) the forward-looking approach for all risk types must be part of the risk identification, assessment and management processes; (iv) the independence of the risk function encompasses all risks and provides an appropriate separation between the risk generating units and units responsible for controlling these risks; (v) risk management has to have the best processes and infrastructures; and (vi) a risk culture which is integrated throughout the organization, composed of a series of attitudes, values, skills and guidelines for action to cope with all risks.

Regarding the portfolio monitoring, each risk unit performs an adequate credit quality control with local and global teams (in addition to the tasks performed by the internal audit division).

It is important to highlight that balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

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

A.Directors and senior management

We are managed by our board of directors, which currently consists of 15 members. In accordance with our Bylaws (Estatutos), the board shall consist of at least 14 and not more than 22 members. Each member of the board is elected to a three-year term by our shareholders at a general meeting. One-third of the members are re-elected each year.

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board provide that the board shall hold not less than nine annual ordinary meetings; in 2016, it met 13 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) of our board of directors.

The chairman of the board is the executive chairman and the highest-ranking officer of the Bank (article 48.1 of the Bylaws and article 8.5 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under the Law, our Bylaws and the Rules and Regulations of the Board have been delegated to him.

However, it is the chief executive officer, in accordance with article 49.1 of the Bylaws and article 10.1 of the Rules and Regulations of the Board, in his capacity as such, who is entrusted with the day-to-day management of the different business areas and the highest executive functions.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board and the committees thereof, as well as various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank.

Members of our senior management are appointed and removed by the board.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Ana Botín (1)	Chairman	1989
José Antonio Álvarez	Chief executive officer	2015
Bruce Carnegie-Brown	Vice chairman	2015
Rodrigo Echenique	Vice chairman	1988
Matías R. Inciarte	Vice chairman	1988
Guillermo de la Dehesa	Vice chairman	2002
Homaira Akbari	Director	2016
Ignacio Benjumea	Director	2015
Javier Botín (1)	Director	2004
Sol Daurella	Director	2015
Carlos Fernández	Director	2015
Esther Giménez-Salinas	Director	2012
Belén Romana	Director	2015
Isabel Tocino	Director	2007
Juan Miguel Villar-Mir	Director	2013

(1)	Ana Botín and Javier Botín are siblings.

Our current executive officers are:

Name	Position with Banco Santander
Ana Botín	Group executive chairman and chairman of the executive committee
José Antonio Álvarez	Chief executive officer
Rodrigo Echenique	Executive vice chairman
Matías R. Inciarte	Executive vice chairman
Rami Aboukhair	Senior executive vice president, Country-Head Spain
Juan Manuel Cendoya	Senior executive vice president, communication, corporate marketing and research
José Francisco Doncel	Senior executive vice president, Group chief accounting officer
Keiran Foad*	Senior executive vice president, risks
José G. Cantera	Senior executive vice president, Group chief financial officer
Juan Guitard	Senior executive vice president, Group chief audit executive
Mónica López-Monís	Senior executive vice president, Group chief compliance officer
Javier Maldonado	Senior executive vice president, costs
Víctor Matarranz	Senior executive vice president, chairman’s office, strategy and Santander digital
José Luis de Mora	Senior executive vice president, corporate development
José María Nus	Senior executive vice president, Group chief risk officer
Jaime P. Renovales	Senior executive vice president, general secretary’s office and human resources
Andreu Plaza	Senior executive vice president, technology and operations
Jacques Ripoll**	Senior executive vice president, global corporate banking
Ángel Rivera	Senior executive vice president, retail and commercial banking - Santander Mexico
Magda Salarich	Senior executive vice president, consumer finance
Francisco Javier San Félix	Senior executive vice president, retail and commercial banking - Santander UK
Juan Manuel San Roman	Senior executive vice president, strategic alliances in asset management and insurance
Jennifer Scardino*	Senior executive vice president, communication, corporate marketing and research

*This appointment is subject to regulatory authorization.

**José María Linares will join the Group as senior executive vice president and head of Santander Global Corporate Banking after the departure of Jacques Ripoll. This appointment is subject, where appropriate, to clearance of the supervisor and will take effect from June 1, 2017.

The following is a summary of the relevant business experience and principal business activities of our current directors and executive officers:

Ana Botín (chairman of the board of directors and of the executive committee, the innovation and technology committee and the international committee)

Born in 1960. Joined the board of directors in 1989. Graduate in Economics from the University Bryn Mawr College (Pennsylvania). Joined the Bank after a period at JP Morgan (New York, 1980-1988). She was appointed senior executive vice president of Banco Santander, S.A. in 1992 and between 1992 and 1998 she led the expansion of Santander in Latin America. She was executive chairman of Banesto from 2002 to 2010 and chief executive officer of Santander UK from 2010 to 2014. Other significant positions: She is a non-executive director of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports high education) and of Empieza por Educar Foundation (the Spanish subsidiary of international NGO Teach for All) and member of the advisory board of the Massachusetts Institute of Technology (MIT’s CEO Advisory Board).

José Antonio Álvarez (chief executive officer)

Born in 1960. Joined the board of directors in 2015. Graduate in Economics and Business Administration. Earned an MBA from the University of Chicago. Joined the Bank in 2002 and was appointed Group chief financial officer in 2004. Other significant positions: he serves on the boards of Banco Santander (Brasil), S.A. and SAM Investment Holding Limited. He was also a board member at Santander Consumer Finance, S.A. and Santander Holdings USA, Inc. and a member of the supervisory boards of Santander Consumer AG, Santander Consumer Holding GMBH, and Bank Zachodni WBK, S.A. Furthermore, he served as a board member of Bolsas y Mercados Españoles (BME).

Bruce Carnegie-Brown (vice chairman of the board of directors, lead director, chairman of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee)

Born in 1959. Joined the board of directors in 2015. He holds an M.A. degree in English Language and Literature from Oxford University. Other significant positions: He is currently non-executive chairman at Moneysupermarket.com Group plc and non-executive director at Santander UK plc and at Jardine Lloyd Thompson Group plc. Previously, he was chairman at Aon UK Ltd (2012-2015), founder and managing partner of the listed private equity division of 3i Group plc, and president and CEO of Marsh Europe. Furthermore, he was lead independent director at Close Brothers Group plc (2006-2014) and Catlin Group Ltd (2010-2014). Prior to that he spent eighteen years at JPMorgan Chase and four years at Bank of America.

Rodrigo Echenique (vice chairman of the board of directors)

Born in 1946. Joined the board of directors in 1988. Graduate in Law and State Attorney. Other significant positions: he served as chief executive officer of Banco Santander, S.A. from 1988 to 1994. He has served on the boards of several industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A. and chaired the advisory board of Accenture, S.A. he was also a non-executive chairman of NH Hotels Group, S.A., Vocento, S.A.,Vallehermoso, S.A. and Merlin Properties, SOCIMI, S.A. He currently is a non-executive director at Inditex, S.A.

Matías R. Inciarte (vice chairman of the board of directors)

Born in 1948. Joined the board of directors in 1988. Graduate in Economics and a Government Economist. He studied Business Administration at the Massachusetts Institute of Technology (MIT). Other significant positions: He was Minister of the Presidency from 1981 to 1982 and technical general secretary of the Ministry of Economy, general secretary of the Ministry of European Community Relations and deputy Secretary of State to the President. He currently chairs the boards of Unión de Crédito Inmobiliario, S.A.; the Fundación Princesa de Asturias and the board of trustees of Universidad Carlos III de Madrid. He is also non-executive director of Sanitas, S.A. de Seguros, Financiera Ponferrada, S.A., SICAV, and Financiera El Corte Inglés E.F.C.

Guillermo de la Dehesa (vice chairman of the board of directors)

Born in 1941. Joined the board of directors in 2002. Government Economist and office head at the Bank of Spain (on leave of absence). Other significant positions: He served as state secretary of Economy, secretary-general of Commerce and chief executive officer of Banco Pastor, S.A. and an international advisor at Goldman Sachs International He currently acts as non-executive vice chairman of Amadeus IT Holding, S.A., honorary chairman of the Center for Economic Policy Research (CEPR) in London, and member of the Group of Thirty in Washington, DC. He also chairs the board of trustees of the IE Business School and is non-executive chairman of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros and chairman of Aviva Grupo Corporativo, S.L.

Homaira Akbari

Born in 1961. Joined the board of directors in 2016. PhD in Particle Physics from Tufts University and holds an MBA from Carnegie Mellon University. She is CEO of AKnowledge Partner, LLC. Other significant positions: She is currently non-executive director of Gemalto NV, Landstar System, Inc. and Veolia Environment S.A. Ms Akbari was also chairman and CEO of Sky Bitz, Inc., executive vice president at True Position Inc., non-executive director of Covisint Corporation and US Pack Logistics LLC and she held several positions for Microsoft Corporation and for Thales Group.

Ignacio Benjumea

Born in 1952. Joined the board of directors in 2015. Holds a degree in law from Universidad de Deusto and a joint degree in Business Administration and Law from the E-3 program at ICADE. He is a State Attorney. Currently, he is vice chairman of the Fundación de Estudios Financieros and serves on the board of trustees and the executive committee of Fundación Banco Santander. Other significant positions: He was senior executive vice president, general secretary and secretary of the board of Banco Santander, S.A. and director, senior executive vice president, general secretary and secretary of the board of Banco Santander de Negocios and Santander Investment. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial and director of Dragados, S.A., Bolsas y Mercados Españoles (BME) and of the Governing Body of the Madrid Stock Exchange.

Javier Botín

Born in 1973. Joined the board of directors in 2004. Graduate in Law. He serves as executive chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.U. Other significant positions: he also collaborates with numerous not-for-profit institutions in addition to his work in the financial sector. Since 2014, he has been the executive chairman of the Fundación Botín and trustee of the Fundación Princesa de Gerona.

Sol Daurella

Born in 1966. Joined the board of directors in 2015. Graduate in Business Studies with an MBA in Business Administration. She is the executive chairman at Olive Partners, S.A. and holds other positions at Cobega Group companies. Other significant positions: she has served on the board of the Círculo de Economía and was an external independent director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She is also Honorary Consul-General for Iceland in Catalonia.

Carlos Fernández

Born in 1966. Joined the board of directors in 2015. An Industrial Engineer, he earned a graduate degree in Business Administration at the Instituto Panamericano de Alta Dirección de Empresa. He currently chairs the board of directors of Grupo Finaccess, S.A.P.I. Other significant positions: he has also served on the board of Anheuser-Busch Company, LLC and Televisa S.A.C.V., among others. Currently, he serves as a non-executive director of Inmobiliaria Colonial, S.A. and member of the Supervisory Board of AmRest Holdings, SE.

Esther Giménez-Salinas

Born in 1949. Joined the board of directors in 2012. PhD in Law and Graduate in Phycology. Ms Giménez-Salinas is emeritus Professor at the Universidad Ramon Llull and Head of the Restorative Social Justice Professorship (directora de la Cátedra de Justicia Social Restaurativa). She also serves on the boards of Unibasq and Aqu (quality agencies of the Basque and Catalan university system) and of Gawa Capital Partners, S.L. as well as a member of the Advisory BOARD OF Endesa-Catalunya. Other significant positions: Previously, she had been Rector of the Universidad Ramon Llull, member of the Conference of Rectors of Spanish Universities (CRUE), member of the General Council of the Judiciary of Spain, member of the scientific committee on criminal policy of the Council of Europe and executive vice president of the Center for Legal Studies and Specialized Training of the Justice Department of the Government of Catalonia.

Belén Romana (chairman of the audit committee)

Born in 1965. Joined the board of directors in 2015. Graduate in Business and Economics from Universidad Autónoma de Madrid, and Government Economist. She serves as a non-executive director at Aviva plc in London. Other significant positions: she was the executive vice president for Economic Policy and head of the Spanish Treasury of the Ministry of Economy of the Spanish government. She also served on the boards of the Bank of Spain and the Spanish National Securities Market Commission. A former board member at the Instituto de Crédito Oficial and other entities on behalf of the Spanish Ministry of Economy. She served as executive chairman of the Board of the Company for the Management of Assets Proceeding from Restructuring of the Banking System (SAREB).

Isabel Tocino

Born in 1949. Joined the board of directors in 2007. PhD in Law. She has completed senior management programs at IESE and the Harvard Business School. Tenured lecturer at the Universidad Complutense de Madrid. Other significant positions: She served as Minister of the Environment, president of the Committee for European Affairs and the Foreign Affairs Committee of the Spanish Congress of Deputies, as well as executive chairman for Spain and Portugal and vice chairman for Europe of Siebel Systems. She currently is an elected member of the Spanish State Council, a member of the Spanish Royal Academy of Doctors and a non-executive director of ENCE Energía and Celulosa, S.A., Naturhouse Health, S.A. and Enagás, S.A.

Juan Miguel Villar-Mir

Born in 1931. Joined the board of directors in 2013. Doctorate in Civil Engineering, graduate in Law with a certificate in Industrial Organization. He serves as chairman of Grupo Villar Mir. Other significant positions: he was Minister of Finance and vice president for Economic Affairs from 1975 to 1976. He also acted as chairman of Grupo OHL, Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, Fundación COTEC and the National College of Civil Engineering. He is also currently Professor of Business Organization at the Technical University of Madrid, a full member of the Spanish Royal Academy of Engineering and the Spanish Royal Academy of Moral and Political Sciences, an honorary member of the Spanish Royal Academy of Doctors and a supernumerary member of the Spanish Royal Academy of Economic and Financial Sciences.

Rami Aboukhair

Born in 1967. He joined the Group in 2008 as director of Santander Insurance and head of products and marketing. He also served as managing director of products, marketing and customers in Banesto and as managing director and head of retail banking in Santander UK. In 2015, he was appointed country head for Santander Spain.

Juan Manuel Cendoya

Born in 1967. He joined the Bank in July 2001 as senior executive vice president and head of the communication, corporate marketing and research division. In 2016, he was appointed vice chairman of Santander Spain and head of institutional and media relations of that unit, in addition to his function as head of communication, corporate marketing and research for the Group. Formerly, he was head of the legal and tax department of Bankinter, S.A. Juan Manuel Cendoya is a State Attorney.

José Doncel

Born in 1961. He joined the Group in 1989 as responsible for accounting. He also served as head of accounting and financial management in Banesto (1994-2013). In 2013, he was appointed senior executive vice president and head of the internal audit division. In 2014, he was appointed head of the financial accounting and control division. Currently, he serves as Group chief accounting officer.

Keiran Foad

Born in 1968. He joined the Group in 2012 as deputy chief risk officer of Santander UK. He also served as various risk and corporate leadership roles in Barclays Bank plc (1985-2011) and as chief risk officer in Northern Rock plc. In 2016, he was appointed senior executive vice president and deputy chief risk officer of the Bank (this appointment is subject to regulatory authorization and other formalities).

José G. Cantera

Born in 1966. He joined the Group in 2003 as senior executive vice president of global wholesale banking of Banesto. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK. In 2012, he was appointed senior executive vice president of global corporate banking. Currently, he serves as Group chief financial officer.

Juan Guitard

Born in 1960. He joined the Group in 1997 as head of human resources of Santander Investment, S.A. He was also General Counsel and Secretary of the Board of Santander Investment, S.A. and Banco Santander Negocios. In 2013, he was responsible for the Bank’s risk division. In November 2014, he was appointed head of the internal audit division. Currently, he serves as Group chief audit executive. Juan Guitard is a State Attorney.

Mónica López-Monís

Born in 1969. She joined the Group in 2009 as General Secretary and Board Secretary of Banesto. Formerly, she was general secretary of Aldeasa, S.A. She also served as General Secretary of Bankinter, S.A. In 2015 she was appointed senior executive vice president of Banco Santander, S.A. and Group chief compliance officer. Mónica López-Monís is a State Attorney.

Javier Maldonado

Born in 1962. He joined the Group in 1995 as head of the international legal division of Banco Santander de Negocios. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Banco Santander S.A. and head of coordination and control of regulatory projects in 2014. He currently serves as senior executive vice president and head of costs.

Víctor Matarranz

Born in 1976. He joined the Group in 2012 as head of strategy and innovation in Santander UK. In 2014, he was appointed senior executive vice president and head of Group strategy and of the executive chairman´s office. Previously, he held several positions in McKinsey&Company, where he became partner. Currently, he serves as senior executive vice president and head of Group strategy and of the executive chairman’s office and interim head of Santander Digital division.

José Luis de Mora

Born in 1966. He joined the Group in 2003. Since 2003, he has been in charge of developing the strategic plan and the Group acquisitions. In 2015, he was appointed senior executive vice president and head of corporate development.

José Mª Nus

Born in 1950. He joined the Group in 1996 as executive director and chief risk officer of Banesto. In 2010, he was appointed executive director of Santander UK and chief risk officer. Formerly, he served as executive vice president in Argentaria and Bankinter. Currently, he serves as Group chief risk officer.

Jaime Pérez Renovales

Born in 1968. Joined the Group in 2003 as general secretary and secretary of the board of Banesto. In 2009 he was appointed deputy general secretary, deputy secretary of the board and head of legal affairs of the Bank. In 2015, he was appointed Group general secretary, secretary of the board and head of human resources. Formerly, he was deputy secretary for the Presidency of the Spanish Government and chairman of the Committee for Public Administration Reform (CORA) and chairman of The Official Agency of the Official State Gazette and he also served on the boards of Patrimonio Nacional. Jaime Pérez Renovales is a State Attorney.

Andreu Plaza

Born in 1960. He joined the Group in 2012 as head of technology and operations (IT&OP) in Santander UK. In 2015, he was appointed senior executive vice president of Banco Santander S.A. and head of technology and operations. Formerly, he was the head of Organization and IT & Operations in Catalunya Banc and Caixa Catalunya.

Jacques Ripoll

Born in 1966. He joined the Group in 2013 as head of global banking and markets business in the United Kingdom. In 2015, he was appointed senior executive vice president and head of Santander global banking and markets in 2015. Previously, he held a number of management positions at Societé Générale.

Ángel Rivera

Born in 1966. He joined the Bank in 2013 as senior executive vice president responsible for companies and institutions within the commercial banking division. In 2015, he was appointed senior executive vice president and head of retail and commercial banking. Previously, he developed his professional career over 23 years with the Banco Popular Group. In 2016, he was appointed as senior executive vice president of Santander Mexico and head of retail and commercial banking (this appointment is subject to regulatory authorization and other formalities).

Magda Salarich

Born in 1956. She joined the Bank in 2008 as senior executive vice president responsible for the consumer finance division. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Javier San Félix

Born in 1967. He joined the Group in 2004 as head of strategic planning in the consumer finance division. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the consumer finance division. In 2013 he was appointed senior executive vice president of Banco Santander, S.A. and head of the commercial banking division. Formerly, he was the chief executive officer of Banesto. Currently, he serves as senior executive vice president and head of retail and commercial banking in the UK.

Juan Manuel San Román

Born in 1964. He joined the Group in 1995. He was appointed senior executive vice president and head of strategic alliances of Banco Santander S.A. in 2015. Previously, he held several positions within the Group responsible for the financial area of Santander Consumer, M&A and Asia-Pacific region. Currently, he serves as senior executive vice president and head of strategic alliances in asset management and insurance.

Jennifer Scardino

Born in 1967. She joined the Group in 2011 as an head of corporate communications, public policy & corporate social responsibility of Santander UK. She also held several positions in U.S. Securities and Exchange Commission (1993-2000). She was appointed as managing director in Citigroup (2000-2011). In 2016, she was appointed senior executive vice president of the Grupo, head of global communications and deputy head of communication, corporate marketing and research (this appointment is subject to regulatory authorization and other formalities).

* * * * * *

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ agreements” herein.

B.  Compensation

The following sections of this Note contain qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors -both executive and non-executive directors- and senior managers for 2016 and 2015. These disclosures include the information relating to all members of the board of directors or senior managers who formed part of these governing bodies in 2016 even if retired at some time during the year.

Following is a summary of the remuneration paid to the Bank’s executive directors and senior managers who formed part of these governing bodies at the end of 2016 and 2015:

	Thousands of euros
	2016	2015

Current executive directors	25,791	24,692
Current senior managers	53,296	56,076
	79,087	80,768	-2.1%

Remuneration of directors

i.Bylaw-stipulated emoluments

At the annual general meeting held on March 22, 2013, the shareholders approved an amendment to the Bylaws, whereby the annual fixed amount of remuneration each director receives in his or her capacity as a board member is determined at each annual general meeting. This amount remains in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any year in which it deems such action justified. The remuneration established for 2016 at the annual general meeting was €6 million, and included two components: (a) an annual emolument and (b) attendance stipends. For 2017 an equal amount is going to be proposed to the annual general meeting to be held on April 6 or 7, 2017, on first or second call, respectively.

The specific amount payable for the above-mentioned items to each director is determined by the board of directors. In its determination, the board of directors takes into consideration the positions held by each director on the board, membership on the board and board committees. Attendance of the meetings thereof and other factors that the board may consider in its discretion.

The total bylaw-stipulated emoluments earned by the directors in 2016 amounted to €4.6 million (€5.2 million in 2015).

Annual emolument

The amounts received individually by the directors in 2016 and 2015 based on the positions held by them on the board and their membership on the board committees were as follows:

	Euros
	2016	2015

Members of the board of directors	85,000	84,954
Members of the executive committee	170,000	170,383
Members of the audit committee	40,000	39,551
Members of the appointments committee	25,000	23,730
Members of the remuneration committee	25,000	23,730
Members of the risk supervision, regulation and compliance oversight committee	40,000	39,551
Chairman of the audit committee	50,000	—
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	50,000	50,000
Lead director	110,000	111,017
Non-executive deputy chairmen	30,000	28,477

Attendance fees

The directors receive stipends for attending board and committee meetings, excluding executive committee meetings, since no attendance stipends are awarded for service on this committee.

By resolution of the board of directors, at the recommendation of the remuneration committee, the stipends for attending board and committee meetings -excluding executive committee meetings, for which no attendance stipends have been established -were as follows:

Euros
Meeting attendance fees (1)	2016
Board of directors	2,500
Audit committee and risk supervision, regulation and compliance oversight committee	1.700
Other committees (except the executive committee)	1,500

(1)

During 2015, the attendance stipends per meeting for directors resident in Spain was €2,540 per board meeting, €1,650 per session of the delegated risk committee (suppressed by agreement of the Board on 1 December 2015, held its last meeting on 29 October); risk supervision, regulation and compliance; and €1,270 for the rest of the committees (excluding the executive). In the case of non-resident directors, the amount was €2,057, €1,335 and €1,028, respectively.

ii.Salaries

The executive directors receive salaries. In accordance with the policy approved at the general meeting, on March 18, 2016, salaries are composed of fixed annual remuneration and variable remuneration including, in turn, the so-called deferred conditional variable remuneration plan (bonus) and a Long-term incentive (Performance Share Plan or "ILP") in a single incentive (see Note 47 to our consolidated financial statements).

The deferred variable compensation plan linked to multiannual objectives in 2016 establishes the following payments scheme:

•	40% of the bonus is determined at year-end based on the achievement of set targets, and is paid immediately.

•	60% is paid out in increments over five years, provided that the conditions of remaining in the group and non-concurrence of the malus clauses are met, based on the following accrual scheme.
•	The accrual of the first and second parts (payment in 2018 and 2019) is no subject to the long-term objectives.
•

The accrual of the third, fourth, and fifth parts (payments in 2020, 2021 and 2022), is linked to certain objectives related to the period 2016-2018 and targets associated with these objectives. Fulfillment of the objectives determines the percentage to be applied to the deferred amount in each of 2020, 2021 and 2022. Maximum compensation under this prong was determined at the 2016 shareholders’ meeting.

•

In accordance with current remuneration regulations, the amounts already paid will be subject to possible recovery (clawback) by the Bank during the period set out in the policy in force during the relevant period.

Immediate (short-term) payments and deferred payments (those subject to fulfillment of long-term targets and those not so subject) will be paid 50% in cash and 50% in Santander shares.

iii.Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2016 and 2015 is provided below:

	Thousands of euros
	2016																2015
	Bylaw stipulated emoluments
							Attendance
	Annual emolument						fees		Short-term and deferred (not subject to long-
									term goals) salaries of executive directors
						Risk supervision,				Variable -
					retribution	regulation and				Immediate		Deferred
					Remune-	compliance				payment		variable			Other
		Executive	Audit	Appointments	ration	oversight		Other		In	In	In	In		remuner
Directors	Board	committee	committee	committee	committee	committee	Board	fees	Fixed	cash	shares	cash	shares	Total	-ation (a)	Total	Total

Ana Botín-Sanz	85	170	—	—	—	—	33	4	2,500	1,205	1,205	723	723	6,356	631	7,279	7,404
José Antonio Álvarez (1)	85	170	—	—	—	—	33	4	2,000	814	814	488	488	4,604	1,110	6,006	6,601
Rodrigo Echenique (2)	85	170	—	—	—	—	33	4	1,500	603	603	362	362	3,430	102	3,824	3,988
Matías R. Inciarte	85	170	—	—	—	—	33	4	1,710	718	718	431	431	4,008	174	4,474	5,185
Guillermo de la Dehesa	115	170	—	25	25	40	33	53	—	—	—	—	—	—	—	461	473
Bruce Carnegie-Brown (3)	375	170	—	25	25	40	33	53	—	—	—	—	—	—	—	721	700
Ignacio Benjumea (4)	85	170	—	25	25	40	33	48	—	—	—	—	—	—	519	945	379
Francisco Javier Botín (5)	85	—	—	—	—	—	30	—	—	—	—	—	—	—	—	115	120
Sol Daurella (6)	85	—	—	25	25	—	28	28	—	—	—	—	—	—	—	191	183
Carlos Fernández (7)	85	—	40	25	—	40	30	34	—	—	—	—	—	—	—	254	254
Esther Giménez-Salinas	85	—	—	—	—	—	33	4	—	—	—	—	—	—	—	122	133
Ángel Jado Becerro (8)	63	—	30	18	18	30	23	49	—	—	—	—	—	—	—	231	427
Belén Romana (9)	119	—	40	—	—	7	33	20	—	—	—	—	—	—	—	219	5
Isabel Tocino	85	170	40	—	25	40	33	49	—	—	—	—	—	—	—	442	590
Juan Miguel Villar Mir	101	—	40	—	—	40	25	29	—	—	—	—	—	—	—	235	246
Homaira Akbari (10)	22	—	—	—	—	—	10	—	—	—	—	—	—	—	—	32	—
Fernando de Asúa (11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	116
Sheila Bair (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	137
Javier Marín (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	221
Abel Matutes (14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32
Juan R. Inciarte (15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,994
Total 2016	1,645	1,360	190	143	143	277	476	383	7,710	3,340	3,340	2,004	2,004	18,398	2,536	25,551
Total 2015	1,612	1,266	169	131	128	282	701	894	8,475	2,605	2,605	3,908	3,908	21,501	2,501		29,185

(1)	Appointed chief executive officer effective from January 13, 2015.
(2)	Executive director since January 16, 2015.
(3)	Appointed director effective from February 12, 2015.
(4)	Appointed director effective from September 21, 2015.
(5)	All the amounts received were repaid to the Fundación Marcelino Botín.
(6)	Appointed director effective from February 18, 2015.
(7)	Appointed director effective from February 12, 2015.
(8)	Ceased to be a member of the board on September 27, 2016
(9)	Appointed director effective from December 22, 2015.
(10)	Appointed director effective from September 27, 2016.
(11)	Ceased to be a director on February 12, 2015.
(12)	Ceased to be a member of the board on October 1, 2015.
(13)	Ceased to be a member of the board and chief executive officer on January 12, 2015.
(14)	Ceased to be a member of the board on February 18, 2015.
(15)

Ceased to be a member of the board on June 30, 2015. Salary remuneration between this date and removal from office as executive vice president ( January 1, 2016) is included in Note 5.g. to our consolidated financial statements

(a)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the linked to multiannual objectives salaries, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47 to our consolidated financial statements.

	Thousands of euros
	2016			2015
	Variable subject to Long-term objectives(1)
	In cash	In shares	Total	Total (2)
Ana Botín	759	759	1,518	512
José Antonio Álvarez	513	513	1,026	346
Rodrigo Echenique	380	380	760	256
Matías R. Inciarte	452	452	904	400
Juan R. Inciarte (3)	—	—	—	141
Total	2,104	2,104	4,208	1,655

(1)

Corresponds to the fair value of the maximum amount they are entitled to over a three-year period: 2020, 2021 and 2022, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the established objectives. The fair value has been measured on the date of the concession of the scheme taking into account several possible behavioral assumptions.

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

Note 5.e to our consolidated financial statements below includes disclosures on the shares delivered in accordance with the deferred remuneration schemes in place in previous years when the conditions for delivery were met in the relevant years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2016 and 2015 variable remuneration plans.

Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all remuneration paid to the Bank's directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2016 and 2015, the Bank's directors did not receive any remuneration in respect of these duties.

Matías R. Inciarte received €42 thousand as non-executive director of U.C.I., S.A. in 2016 and 2015.

Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers' representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank's senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new plan grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank's employ at the time, based on the contributions made to the aforementioned system. The new plan replaces the right to receive a pension supplement which had previously been payable to directors upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

1As provided for in the contracts of the executive directors and members of senior management prior to modification of their contracts, Matías R. Inciarte exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum (a single payment), which meant that no further pension benefit would accrue to him from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.

The initial balance for each executive director in the new defined-contribution welfare system corresponded to the market value of the assets in which the provisions for the previously accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

Since 2013, the Bank has made annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable base salaries. No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, exercised the option to receive their pension as a lump-sum payment3.

In accordance with the provisions of the remuneration regulations, variable remuneration contribution calculations are subject to the discretionary pension benefits regime. Under this regime, contributions are subject to clauses malus and clawback according to the policy in force during the periods in which the variable remuneration benefits accrue and vest. Benefits must also be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to his or her beneficiaries had there been any contingency covered by the forecasting system.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2016 and December 31, 2015(4):

	Thousands of euros
	2016	2015

Ana Botín (1)	43,156	41,291
José Antonio Álvarez (2)	15,107	14,167
Rodrigo Echenique (3)	14,294	14,623
Matías R. Inciarte	48,230	47,745
	120,787	117,826

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Member of the board and chief executive officer of the Bank effective from January 13, 2015.
(3)

Executive director since January 16, 2015 Rodrigo Echenique does not participate in the pension system or the right to have the Bank make contributions on his behalf. The amount at December 31, 2016 and December 31 2015, which correspond to the period prior to his appointment as executive director.

(4)

Javier Marín ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract; he opted to receive the annual pre-retirement emoluments to which he was entitled (€800 thousand gross) in a single payment (€10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Marín will be entitled to receive, at the time of his retirement, the retirement benefit accrued under the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. The balance accrued at December 31, 2016 amounted to €5,245 thousand. The Bank constituted in 2015 had recognized a provision in relation to future contributions. The balance of this provision as of December 31, 2016 is €6,061 thousand. As regards the deferred variable remuneration corresponding to Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and. Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met. Also, Juan R. Inciarte ceased to be a director on June 30, 2015 and executive vice president on January 1, 2016 and retained his pension rights, amounting to €14,275 at December 31, 2016.

2In the case of Matías R. Inciarte, the initial balance corresponded to the amounts that were set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

3Rodrigo Echenique, appointed executive director on January 16, 2015, does not participate in the welfare system and is not entitled to have any contributions made on his behalf by the Bank, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director. In 2015, as a result of his appointment as chief executive officer, changes were introduced to José Antonio Álvarez’ contract with respect to the pension benefits provided for in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract, the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

At December 31, 2015, the Group had pension obligations to other directors amounting to €2.4 million. The payments made in 2016 to the members of the board entitled to post-employment benefits amounted to €0.9 million (2015: €1.2 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime in case of death (surviving spouse and child benefits) or permanent disability of serving directors.

The provisions recognized in 2016 and 2015 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2016	2015

Ana Botín	2,521	2,302
José Antonio Álvarez	2,249	2,677
Rodrigo Echenique	—	—
Matías R. Inciarte	—	—
Javier Marín (1)	—	484
Juan R. Inciarte (2)	—	849
	4,770	6,312

(1)	Ceased to be member of the board on January 12, 2015. The amount corresponding to 2016 amounts to €487 thousand.
(2)	Ceased to be member of the board on June 30, 2015 and January 1, 2016 as executive vice president.

Insurance

The Group has acquired life insurance policies for the Bank's directors, who will be entitled to receive benefits if they are declared disabled. In the event of death, such benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in page 146. Also, the following table provides information on the sums insured for the Bank's executive directors:

	Insured sum (Thousands of euros)
	2016	2015

Ana Botín	7,500	7,500
José Antonio Álvarez	6,000	6,000
Rodrigo Echenique	4,500	1,385
Matías R. Inciarte	5,131	5,131
Javier Marín (1)	—	2,400
Juan R. Inciarte (2)	—	3,600
	23,131	26,016

(1)	Ceased to be member of the board on January 12, 2015.
(2)	Ceased to be member of the board on June 30, 2015 and January 1, 2016 as executive vice president.

At December 31, 2016 and 2015, there were no such obligations to other directors.

Deferred variable remuneration systems

The following information relates to the maximum number of shares to which executive directors are entitled at the beginning and end of 2015 and 2016 due to their participation in the deferred variable remuneration systems, which includes a portion of their variable remuneration relating to 2016 and prior years, as well as on the payments, whether in shares or cash, made to them in 2015 and 2016 where the conditions for the receipt thereof had been met (see Note 47 to our consolidated financial statements):

i)Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the board of directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the relevant annual general meetings.

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years ( or three years for plans approved in or before 2014)    Deferred and payable amounts of bonuses are to be paid, where appropriate, in cash and in Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group's employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group's financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group's economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank's executive directors for each year.

This plan and the Performance Share Plan (ILP) described below have been included in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the general meeting of shareholders held on March 18, 2016.

ii)Performance Shares Plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015 and 2014, as a result of their participation in the ILP (see Note 47 to our consolidated financial statements).

	Maximum number of shares
	2015	2014

Ana Botín	184,337	41,597
José Antonio Álvarez	124,427	32,655
Rodrigo Echenique	92,168	—
Matías R. Inciarte	143,782	50,437
Javier Marín	—	43,647
Juan R. Inciarte (1)	50,693	35,564
Total	595,407	203,900

(1)

Ceased to be member of the board on 30 June 2015. The shares corresponding to their variable remuneration between that date and the date of resignation as general manager (1 January 2016) is included in Note 5.g.

The accrual of the ILP and its amount are conditional on the performance of Banco Santander between 2015 and 2017 for the ILP of 2015 and between 2014 and 2017 for the ILP of 2014, as well as fulfillment of the remaining conditions of the plan until the end of the accrual period (December 31, 2018). Ended 2017, the amount reflects how much each exclusive director received in relation to ILP of 2015 (the ILP accrued amount), subject to fulfillment of the remaining conditions. With regards to the ILP of 2014, once fiscal years 2015, 2016 and 2017 have finished, the annual amount that, in each case, corresponds to each executive director after applying the percentage that results from the relevant metric (see Note 47 to our consolidated financial statements) to one third of the agreed ILP amount, will be determined. For the accrual in 2016, the referral RTA accumulates between January 1, 2014 and December 31, 2015. In this financial year, the position achieved in the RTA has not been such that determines the accrual of the first third; therefore, it has expired. The chart showed above illustrates the maximum number of pending shares at December 31, 2016, after the aforementioned first third expired.

The shares to be delivered in 2019 (with respect to the ILP of 2015) or in each payment date of ILP (for 2014) to executive directors based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group's financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group's economic capital or risk profile.

iii)Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment ex-ante and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP has been implemented. The variable remuneration of executive directors and certain executives (including senior management) has been approved by the board of directors and implemented through the first cycle of the deferred variable remuneration plan linked to multi-year objectives. The delivery of shares to the beneficiaries of the plan was authorized by the general meeting of shareholders.

As indicated in section 5.a.ii to our consolidated financial statements, disbursement of 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), provided that beneficiaries remain in the group and non-concurrence of the clauses malus, according to the following accrual scheme:

•	The accrual of the first and second parts (installment in 2018 and 2019) is not subject to the fulfilment of long-term objectives.
•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2016-2018 and the metrics and scales associated with those objectives. These objectives are:

•	the growth of consolidated earnings per share in 2018 compared to 2015;
•	the relative performance of the Bank's total shareholder return (RTA) in the period 2016-2018 in relation to the weighted RTAs of a reference group of 35 credit institutions;
•	compliance with the fully loaded ordinary level 1 capital objective for the year 2018;
•	the fulfilment of the objective of growth of the ordinary return on risk-weighted assets for the year 2018 measured against the year 2015.
•

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2016.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred compensation linked to the multiannual objectives of executive directors (and senior management) is conditioned, in addition to the permanence of the beneficiary in the Santander Group, in the opinion of the board of directors, at the recommendation of the remuneration committee, none of the following circumstances in relation to the corresponding period during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (iii) material restatement of the Group's financial statements, except when appropriate under a change in accounting regulations; or (iv) significant variations in the Group's economic capital or risk profile. All this, in each case, with the exceptions and as provided in the regulation of the plan.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses under current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the board of directors on the proposal of the remuneration committee and cannot be proposed once the last payment in cash or shares corresponding to the plan is made in 2022.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bond is agreed by the board of executive directors of the Bank.

iv)Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2015, December 31, 2015 and 2016, as well as the gross number of shares that were delivered to executive directors in 2015 and 2016, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the recommendation of the remuneration committee, that the corresponding third of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plan 2011, 2012, 2013, 2014, 2015 and of the deferred conditional and linked to multiannual objectives 2016 were implemented, as indicated in the table:

Share-based variable remuneration	Maximum number of shares to be delivered at 1 January 2015	Shares delivered in 2015 (immediate payment 2014 variable remuneration)	Shares delivered in 2015 (deferred payment 2013 variable remuneration)	Shares delivered in 2015 (deferred payment 2012 variable remuneration)	Shares delivered in 2015 (deferred payment 2011 variable remuneration)	Variable remuneration 2015 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at 31 December 2015	Shares delivered in 2016 (immediate payment 2015 variable remuneration)	Shares delivered in 2016 (deferred payment 2014 variable remuneration)	Shares delivered in 2016 (deferred payment 2013 variable remuneration)	Shares delivered in 2016 (deferred payment 2012 variable remuneration)	Variable remuneration 2016 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at 31 December 2016(3)
2011 variable remuneration
Ana Botín	47,000	—	—	—	(47,000)	—	—	—	—	—	—	—	—
José Antonio Álvarez (2)	32,038	—	—	—	(32,038)	—	—	—	—	—	—	—	—
Matías R. Inciarte	62,878	—	—	—	(62,878)	—	—	—	—	—	—	—	—
Javier Marín	25,960	—	—	—	(25,960)	—	—	—	—	—	—	—	—
Juan R. Inciarte	36,690	—	—	—	(36,690)	—	—	—	—	—	—	—	—
	204,566	—	—	—	(204,566)	—	—	—	—	—	—	—	—
2012 variable remuneration
Ana Botín	69,916	—	—	(34,958)	—	—	34,958	—	—	—	(34,958)	—	—
José Antonio Álvarez(2)	48,093	—	—	(24,047)	—	—	24,046	—	—	—	(24,046)	—	—
Matías R. Inciarte	83,059	—	—	(41,530)	—	—	41,529	—	—	—	(41,529)	—	—
Javier Marín	38,969	—	—	(19,485)	—	—	19,484	—	—	—	(19,484)	—	—
Juan R. Inciarte	48,466	—	—	(24,233)	—	—	24,233	—	—	—	(24,233)	—	—
	288,503	—	—	(144,253)	—	—	144,250	—	—	—	(144,250)	—	—
2013 variable remuneration
Ana Botín	99,362	—	(33,121)	—	—	—	66,241	—	—	(33,121)	—	—	33,120
José Antonio Álvarez (2)	58,681	—	(19,560)	—	—	—	39,121	—	—	(19,560)	—	—	19,561
Matías R. Inciarte	103,639	—	(34,546)	—	—	—	69,093	—	—	(34,546)	—	—	34,547
Javier Marín	112,275	—	(37,425)	—	—	—	74,850	—	—	(37,425)	—	—	37,425
Juan R. Inciarte	66,448	—	(22,149)	—	—	—	44,299	—	—	(22,149)	—	—	22,150
	440,405	—	(146,801)	—	—	—	293,604	—	—	(146,801)	—	—	146,803
2014 variable remuneration
Ana Botín	304,073	(121,629)	—	—	—	—	182,444	—	(60,814)	—	—	—	121,630
José Antonio Álvarez (2)	157,452	(78,726)	—	—	—	—	78,726	—	(26,242)	—	—	—	52,484
Matías Rodríguez Inciarte	231,814	(92,726)	—	—	—	—	139,088	—	(46,363)	—	—	—	92,725
Javier Marín	320,563	(128,225)	—	—	—	—	192,338	—	(64,113)	—	—	—	128,225
Juan R. Inciarte	179,680	(71,872)	—	—	—	—	107,808	—	(35,936)	—	—	—	71,872
	1,193,582	(493,178)	—	—	—	—	700,404	—	(233,468)	—	—	—	466,936
2015 variable remuneration
Ana Botín	—	—	—	—	—	528,834	528,834	(211,534)	—	—	—	—	317,300
José Antonio Álvarez	—	—	—	—	—	351,523	351,523	(140,609)	—	—	—	—	210,914
Rodrigo Echenique	—	—	—	—	—	260,388	260,388	(104,155)	—	—	—	—	156,233
Matías R. Inciarte	—	—	—	—	—	361,118	361,118	(144,447)	—	—	—	—	216,671
Juan R. Inciarte (4)	—	—	—	—	—	138,505	138,505	(55,402)	—	—	—	—	83,103
	—	—	—	—	—	1,640,368	1,640,368	(656,147)	—	—	—	—	984,221
2016 variable remuneration
Ana Botín	—	—	—	—	—	—	—	—	—	—	—	592,043	592,043
José Antonio Álvarez	—	—	—	—	—	—	—	—	—	—	—	399,607	399,607
Rodrigo Echenique	—	—	—	—	—	—	—	—	—	—	—	295,972	295,972
Matías R. Inciarte	—	—	—	—	—	—	—	—	—	—	—	352,455	352,455
	—	—	—	—	—	—	—	—	—	—	—	1,640,077	1,640,077

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfillment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)	In addition, Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 327,988 shares arising from his participation in the corresponding plans during his term as executive vice president.
(4)

Ceases to be a member of the board on June 30, 2015. The shares corresponding to their variable remuneration between that date and that of being retired as general manager (January 1, 2016) are included in Note 5.g to our consolidated financial statements

Also, the table below show the cash delivery in 2016 and 2015, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the recommendation of the remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2016		2015
	Cash paid (immediate payment 2015 variable remuneration)	Cash paid (third of deferred payment 2014, 2013 and 2012 variable remuneration)	Cash paid (immediate payment 2014 variable remuneration)	Cash paid (third of deferred payment 2013,2012 and 2011 variable remuneration)
Ana Botín	840	826	801	829
José Antonio Álvarez (1)	558	448	487	468
Rodrigo Echenique	414	—	—	—
Matías R. Inciarte	574	784	574	855
Javier Marín (2)	—	772	793	522
Juan R. Inciarte (3)	220	526	445	512
	2,606	3,356	3,100	3,186

(1)	Appointed chief executive officer effective from January 13, 2015.
(2)	Ceased as executive officer on January 12, 2015.
(3)	Ceased as executive officer on June 30, 2015 and appointed as general director on January 1, 2016.

v)Information on former members of the board of directors

Following is information on the maximum number of shares to which former members of the board of directors who ceased in office prior to January 1, 2015 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2016 and 2015 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	31-12-2016	31-12-2015
Deferred conditional variable remuneration plan (2012)	—	76,580
Deferred conditional variable remuneration plan (2013)	21,143	42,287

Number of shares delivered	2016	2015
Deferred conditional variable remuneration plan (2011)	—	238,956
Deferred conditional variable remuneration plan (2012)	76,580	76,582
Deferred conditional variable remuneration plan (2013)	21,144	21,144

In addition, €633 thousand and 1,990 relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2016 and 2015.

Loans

The Group's direct risk exposure to the Bank's directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm's-length transactions or the related compensation in kind was recognized:

	Thousands of euros
	2016			2015
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	—	—	—	46	—	46
José Antonio Álvarez	9	—	9	11	—	11
Bruce Carnegie- Brown	2	—	2	—	—	—
Matías R. Inciarte	16	—	16	13	—	13
Rodrigo Echenique	21	—	21	24	—	24
Javier Botín	4	—	4	6	—	6
Ángel Jado Becerro	—	—	—	2	—	2
Sol Daurella	25	—	25	—	—	—
Ignacio Benjumea (1)	2	—	2	—	—	—
Guillermo de la Dehesa	11	—	11	—	—	—
	90	—	90	102	—	102

(1)	Appointed as officer on September 21, 2015.

Senior managers

In 2016 the Bank's board of directors approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2016 and those at December 31, 2015, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
		Short-term salaries
			Variable remuneration (bonus) - Immediate payment		Variable remuneration immediate payment
Year	Number of persons	Fixed	In cash	In shares (2)	In cash	In shares	Other remuneration (1)	Total
2016	18	17,258	8,126	8,126	3,745	3,745	4,430	45,430
2015	21	17,838	6,865	6,865	7,880	7,880	5,016	52,344

(1)	Includes other remuneration items such as life insurance premiums totaling €577 thousand (2015: €1,309 thousand) health insurance and localization aids.
(2)	The amount of the immediate payment in shares for 2016 relates to Santander shares 1,596,248 (2015: 1,726,893 Santander shares).

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2016 and 2015 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47 to our consolidated financial statements).

	Thousands of euros
		Deferred salaries (1)
Year	Number of people	Cash payment	Share payment	Total
2016	18	3,933	3,933	7,866
2015	21	—	3,732	3,732

(1)

Corresponds in 2016 to the fair value of the maximum annual amounts for years 2020, 2021 and 2022 of the first cycle of the deferred variable compensation plan linked to multiannual objectives. Corresponds in 2015 to the estimated fair value of the ILP. The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in 2019.

Executive vice presidents who retired in 2016 and, therefore, were not members of senior management at year-end, received in 2016 salaries and other remuneration relating to their retirement amounting to €4.064 thousand, and remained entitled to long-term salary remuneration of €503 thousand.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2016 and 2015 relating to the deferred portion under the various plans then in force (see Note 47 to our consolidated financial statements):

Maximum number of
shares to be delivered	31/12/16	31/12/15

Deferred conditional variable remuneration plan (2012)	—	447,214
Deferred conditional variable remuneration plan (2013) (1)	271,996	852,898
Deferred conditional variable remuneration plan (2014) (2)	759,950	1,802,779
Performance shares plan ILP (2014)	399,360	1,025,853
Deferred conditional variable remuneration plan (2015) (3)	1,981,670	2,480,849
Performance shares plan ILP (2015)	1,339,506	1,798,395
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,954,431	—

(1)	Also, they were entitled to a maximum of 111,962 Banco Santander (Brasil) S.A. shares at December 31, 2015.
(2)

In addition, at December 31, 2015 and 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus).

(3)	Also, they were entitled to a maximum of 252,503 Banco Santander (Brasil) S.A. shares at December 31, 2015.

In 2016 and 2015, since the conditions established in the deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2016	2015

Deferred conditional variable remuneration plan (2011)	—	550,064
Deferred conditional variable remuneration plan (2012)	251,445	447,212
Deferred conditional variable remuneration plan (2013)	271,996	426,449
Deferred conditional variable remuneration plan (2014)	379,978	—
Performance shares plan ILP (2014)	—	—

As indicated in Note 5.c to our consolidated financial statements, in 2012 the contracts of the members of the Bank's senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was outsourced to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system. This system replaces the right to receive a pension supplement which had previously been payable to members of senior management upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

Likewise, the contracts of certain senior managers include a supplementary pension scheme for cases of death (widowhood and orphans) or permanent disability in active employment.

In addition, in application of the provisions of the remuneration regulations, as of 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force then and during the variable remuneration accrual period.

Likewise, they must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to his or her beneficiaries if there were any contingency covered by the forecasting system.

The balance as of December 31, 2016 in the pension system for those who were part of senior management during the year amounted to €99.3 million (€250 million in December 31, 2015).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to €12.9 million in 2016 (€21 million in 2015).

During 2016, the number of executive vice presidents was reduced. The amount paid corresponding to pensions in a single retirement pension benefit of those who were part of the senior management during the year amounted to €10.1 million (€53.2 million in 2015). The amount corresponding to allowances in the form of a single payment of the annual voluntary pre-retirement allowance amounted to €6.7 million (€21.5 million in 2015).

Additionally, the capital insured by life and accident insurance at December 31, 2016 of this group amounts to €59.1 million (€76.8 million at December 31, 2015).

Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2016 to former directors of the Bank, other than those detailed in Note 5.c to our consolidated financial statements amounted to €7.3 million (2015: €8.5 million). Also, the post-employment benefits and settlements paid in 2016 to former executive vice presidents amounted to €134.7 million (2015: €10.2 million).

In 2016 a period provision of €301 thousand was recognized in the consolidated income statement in connection with the Group's pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits). A period provision of €506 thousand was also recognized in relation to former executive vice presidents (2015: a period provision of €424 thousand was recognized).

In addition, Provisions - for pensions and similar obligations in the consolidated balance sheet as at December 31, 2016 included €96.8 million in respect of the post-employment benefit obligations to former directors of the Bank ( December 31, 2015: €89 million) and €171 million corresponding to former executive vice presidents (2015: €121 million).

Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ana Botín will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 16% in the event of voluntary retirement before the age of 60. José Antonio Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president.

Matías R. Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the outsourced employee welfare system described in Note 5.c to our consolidated financial statements, with no obligation whatsoever being incumbent upon the Bank in such circumstance.

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

Other non-director members of the Group's senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a Personnel expense only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

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

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

		Number of
Administrator	Denomination	shares	Functions
Ana Botín	Bankinter, S.A. *	6,050,000	—
Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	—	President (1)
	Jardine Lloyd Thompson Group plc	—	Manager officer (1)
Rodrigo Echenique	Wells Fargo & Co.	2,250	—
	Bank of America Corporation	6,000	—
Matías R. Inciarte	Financiera Ponferrada, S.A., SICAV	—	Manager officer
Guillermo de la Dehesa	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
	Banco Popular Español, S.A.	2,789	—
Javier Botín	Bankinter, S.A.	7,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	—	President and CEO
Esther Giménez-Salinas	Gawa Capital Partners, S.L.	—	Manager officer (1)
Isabel Tocino	Banco Bilbao Vizcaya Argentaria, S.A.	9,941	—

(*)    Ownership interests held by related persons.

(1)	Non-executive.

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

Accordingly, the related party transactions performed during the year met the conditions established in the Rules and Regulations of the Board not to require authorization of the governing bodies, or obtained such authorization, following a favorable report by the audit committee, after confirming that the consideration and the other conditions agreed upon were within market parameters.

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the board of directors or the board committees on 95 occasions in 2016. The breakdown of these 95 cases is as follows: 28 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 51 related to matters connected with remuneration or the extension of loans or credits; 9 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 5 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Ana Botín	1st half 2017
José Antonio Álvarez.	1st half 2018
Bruce Carnegie-Brown	1st half 2019
Rodrigo Echenique.	1st half 2017
Matías R. Inciarte	1st half 2018
Guillermo de la Dehesa	1st half 2018
Homaira Akbari	1st half 2019
Ignacio Benjumea	1st half 2019
Javier Botín	1st half 2019
Sol Daurella	1st half 2019
Carlos Fernández	1st half 2018
Esther Giménez-Salinas	1st half 2017
Belén Romana	1st half 2019
Isabel Tocino	1st half 2019
Juan Miguel Villar-Mir	1st half 2018

(1)	Pursuant to the provisions of our Bylaws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on March 18, 2016, our shareholders passed the following resolutions:

-	To ratify the appointment of Ignacio Benjumea, which appointment was approved by the board of directors at its meeting of September 21, 2015, and to re-elect him for a term of three years.
-	To ratify the appointment of Belén Romana, which appointment was approved by the board of directors at its meeting of December 22, 2015.
-	To re-elect for a term of three years the following directors: Bruce Carnegie-Brown, Javier Botín, Sol Daurella, Ángel Jado and Isabel Tocino.

At the annual general meeting which will be held on April 6 or 7, 2017, on first or second call, respectively, the following resolutions will be submitted:

-	To ratify the appointment of Ms Homaira Akbari, which appointment was approved by the board of directors at its meeting of September 27, 2016.
-	To reelect for a term of three years the following directors: José Antonio Álvarez, Belén Romana, Ana Botín, Rodrigo Echenique and Esther Giménez-Salinas.

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

The committee is regulated by articles 53 of the Bylaws and 16 of the Rules and Regulations of the Board. In addition, articles 27, 33, 34.1 and 35 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities. The risk supervision, regulation and compliance committee, created in June 2014, has assumed a portion of the duties until then attributed to the audit committee.

The Rules and Regulations of the Board provide that only non-executive directors can be members of this committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Nevertheless, we have determined that all of the members of our audit committee meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. The committee’s chairman must always be an independent director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the audit committee is Belén Romana, who our board of directors has determined is a “Financial Expert”, in accordance with Section 407 of the Sarbanes-Oxley Act, given her training and expertise in accounting, auditing and risk management.

The members of the audit committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting, auditing or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the company sector of activity.

Functions of the audit committee:

The audit committee shall have the following duties and any others provided for by applicable law:

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

(2)

Ensure that the Company gives public notice of the change of external auditor in the form of a material fact (hecho relevante), attaching to such notice a statement regarding the possible existence of disagreements with the outgoing external auditor and, if any have existed, regarding the content thereof, and in the event of resignation of the external auditor, examine the circumstances giving rise thereto.

(i)	With respect to the conduct of the audit, the audit committee shall:

(1)

Establish appropriate relationships with the external auditor in order to receive information regarding matters that might entail a threat to its independence, for examination by the committee, as well as any other information related to the development of the auditing procedure and such other communications as are provided for in the laws on auditing of accounts and in audit regulations; serve as a channel of communication between the board and the external auditor, assessing the results of each audit and the response of the management team to its recommendations, and acting as a mediator in the event of disagreement between the board and the external auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the accounts ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

(2)

Supervise the fulfilment of the audit contract, endeavoring to ensure that the opinion on the annual accounts and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

(3)	Ensure that the external auditor annually attends the meeting of the board of directors provided for in article 35.1 in fine of the Rules and Regulations of the Board of Directors.

(4)	Ensure that the external auditor issues a report on the internal control over financial reporting system.

(i)

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

In addition, the approval of the audit committee shall be needed prior to any decision to contract services other than audit work that are not forbidden by applicable regulations, following an appropriate evaluation of any threats to the independence of the external auditor and of the safeguards applied as provided by such regulations.

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

(ii)	The creation or acquisition of interests in special purpose entities or entities registered in countries or territories that are considered to be tax havens.

(iii)	The approval of related-party transactions provided for in article 33 in rules and regulation of the Board.

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

(j)	Evaluate its operation and the quality of its work at least once per year.

(k)	And the other duties specifically provided for in the Rules and Regulations of the Board.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 53 (sub section 1, 2, 4 y 5) of the Bylaws in order to increase the maximum number of members of the audit committee (from seven to nine), to conform its text to the amendments introduced to section 529 quaterdecies of the Spanish Capital Corporations Law by the fourth final provision of the Audit Law, which means include the requirement that the members of the audit committee have the appropriate technical knowledge in the Company’s sector of activity and conform the text outlining the duties of the audit committee according to the amendments introduced by the prior mentioned Law (thought they do not imply a substantial amendment of the current functions). Besides this resolution amended article 50 (sub section 2) of the Bylaws to clarify that, pursuant to the provisions of the Spanish Capital Corporations Law, the audit committee does have decision-making powers for the purposes of authorizing the provision by the external auditor of non-audit services.

The Group’s 2016 audit committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the audit committee:

Name	Position

Belén Romana	Chairman
Carlos Fernández	Member
Isabel Tocino	Member
Juan Miguel Villar-Mir	Member

Jaime P. Renovales acts as secretary to the audit committee, but is classified as a non-member.

Appointments committee

Since October 2014, the appointments committee assumed the duties contained in article 17.4 of the Rules and Regulations of the Board, as well as, any other duties corresponding thereto under applicable law.

The committee is regulated by articles 54 of the Bylaws and 17 of the Rules and Regulations of the Board. In addition, articles 6, 8, 9, 11, 12, 13, 17, 21, 23, 24, 27 and 30 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities.

The Rules and Regulations of the Board state that the members of this committee must all be non-executive directors with independent directors having a majority representation including an independent director as chairman.

The members of the appointments committee are appointed by the board of directors, taking into account the directors’ knowledge, qualifications and experience and the goals of the committee.

Functions of the appointments committee:

The appointments committee shall have the following duties:

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

(v)

Establish, in line with the provisions of article 6.1 of the Rules and Regulations of the Board of Directors, a goal for representation of the less-represented gender on the board of directors and prepare guidelines as to how to increase the number of persons of that less represented gender in order to reach such target. The target, the guidelines and the application thereof shall be published as provided by applicable law.

(a)

Apply and supervise the succession plan for the directors approved by the board of directors, working in coordination with the  chairman of the board or, for purposes of the succession of the chairman, with the lead director. In particular, examine or organize the succession of the chairman and of the chief executive officer pursuant to article 24 of Rules and Regulations of the Board of Directors

(b)

Prepare, by following standards of objectiveness and conformance to the corporate interest, taking into account the succession plan and assessing the fitness and properness of the potential candidates and, in particular, the existence of possible conflicts of interest, the reasoned proposals for appointment, re-election and ratification of directors provided for in section 2 of article 21 of the Rules and Regulations of the Board of Directors, any proposals for removal of directors, as well as proposals for appointment of the members of each of the committees of the board of directors. It shall also prepare the proposals for the appointment of positions on the board of directors and its committees, following the same aforementioned standards.

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

(e)

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

(f)

Ensure compliance by the directors with the duties prescribed in article 30 of the Rules and Regulations of the Board of Directors, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of noncompliance with the abovementioned duties or with the code of conduct of the Group in the securities markets.

(g)

Examine the information provided by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

(h)	Evaluate its operation and the quality of its work at least once per year.

(i)

Report on the process of self-evaluation of the board and of the members thereof and assess the independence of the external consultant hired pursuant to article 19.7 of the Rules and Regulation of the Board.

(j)	Report on and supervise the application of the policy for planning the succession of the Group and any amendments thereto.

(k)	The other duties specifically provided for in the Rules and Regulation of the Board and any others assigned to the committee by applicable law.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 54 of the Bylaws in order to increase the maximum number of members of the appointments committee (from seven to nine) for the purpose of granting the Company’s board of directors greater flexibility to establish the composition that is appropriate for this committee at any time.

The Group’s 2016 appointments committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Sol Daurella	Member
Carlos Fernández	Member

Jaime P. Renovales acts as secretary to the appointments committee but is classified as a non-member.

Remuneration committee

Since October 2014, the remuneration committee assumed the duties contained in article 17 bis.4 of the Rules and Regulations of the Board, as well as, any other duties corresponding thereto under applicable law.

The committee is regulated by articles 54 bis of the Bylaws and 17 bis of the Rules and Regulations of the Board. In addition, articles 28, 28 bis and 29 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities.

The Rules and Regulations of the Board state that the members of this committee must all be non-executive directors with independent directors having a majority representation including an independent director as chairman.

The members of the remuneration committee are appointed by the board of directors, taking into account the directors’ knowledge, qualifications and experience and the goals of the committee.

Functions of the remuneration committee:

The remuneration committee shall have the following duties:

(a)

Prepare and propose the decisions relating to remuneration that the board of directors must adopt, including those that have an impact on the Company’s risk and risk management. In particular, the remuneration committee shall propose:

(i)

The director remuneration policy, preparing the required reasoned report on such remuneration policy as provided by article 28 bis of the Rules and Regulations of the Board of Directors as well as the annual remuneration report provided for in article 29.

(ii)	The individual remuneration of the directors in their capacity as such.

(iii)	The individual remuneration of the directors for the performance of duties other than those in their capacity as such, and other terms of their contracts.

(iv)	The remuneration policy applicable to the senior executive vice presidents and other members of senior management in compliance with the provisions of law.

(v)	The basic terms of the contracts and the remuneration of the members of senior management.

(vi)	The key elements of the remuneration of those other officers or employees who, while not members of senior management, are part of the Identified Staff.

(b)

Assist the board in its supervision of the compliance with the remuneration policy for the directors and other members of the Identified Staff, as well as any other Group or Company´s remuneration policies.

(c)

Periodically review the remuneration programs in order to update them, assessing the appropriateness and performance thereof and endeavoring to ensure that remuneration conforms to standards of moderation and correspondence to the earnings, risk culture and risk appetite of the Company and that it does not offer incentives to assume risks in excess of the level tolerated by the Company, such that it promotes and is consistent with appropriate and effective risk management, for which purposes the remuneration committee shall see that the mechanisms and systems adopted ensure that the remuneration programs take into account all types of risks and capital and liquidity levels and allow for remuneration to be aligned with the business objectives and strategies, corporate culture and long-term interest of the Company.

(d)

Ensure the transparency of remuneration and the inclusion in the annual report, the annual corporate governance report, the annual remuneration report or other reports required by applicable law of information regarding the remuneration and, for such purposes, submit to the board any and all information that may be appropriate.

(e)	Assess the achievement of performance targets and the need for ex post risk adjustment, including the application of malus and clawback arrangements.

(f)

Review a number of possible scenarios to test how the remuneration policies and practices react to external and internal events, and, jointly with the risk supervision, regulation and compliance committee, back-test the criteria used for determining the award and the ex ante risk adjustment based on the actual risk outcomes.

(g)	Evaluate its operation and the quality of its work at least once per year.

(h)	And such other duties as are specifically provided for in the Rules and Regulations of the Board or assigned thereto by applicable law.

In the performance of its duties, the remuneration committee shall take into account the long-term interest of shareholders, investors and other Company stakeholders, as well as the public interest.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 54 bis of the Bylaws in order to increase the maximum number of members of the remuneration committee (from seven to nine) for the purpose of granting the Company’s board of directors greater flexibility to establish the composition that is appropriate for this committee at any time.

The Group’s 2016 remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report, and will be submitted to the Annual General Shareholders' Meeting, which will be held on 6 or 7 April 2017 on first or second call, respectively.

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

The committee is regulated by articles 54 ter of the Bylaws and 17 ter of the Rules and Regulations of the Board. In addition, articles 3.3 and 27 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities. The committee has assumed a portion of the duties previously attributed to the audit committee.

The Rules and Regulations of the Board state that the members of this committee must all be  non-executive directors with independent directors having a majority representation including an independent director as chairman.

The members of the risk supervision, regulation and compliance committee are appointed by the board of directors taking into account the directors knowledge, qualifications and experience and the duties of the committee.

Functions of the risk supervision, regulation and compliance committee:

The risk supervision, regulation and compliance committee shall have the following duties and any others provided for by applicable law:

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

(ii)	The setting of the risk appetite that the Company deems acceptable;

(iii)	The measures planned to mitigate the impact of identified risks in the event that they materialize; and

(iv)	The information and internal control systems that will be used to control and manage such risks, including tax risks.

(a)	Assistance to the board in monitoring the implementation of the risk strategy and the alignment thereof with the strategic commercial plans.

(b)	Assistance to the board in approving the capital and liquidity strategy and supervision of the application thereof.

(c)

Ensuring that the pricing policy for the assets and liabilities offered to customers is fully aligned with the Company’s business model, risk appetite and risk strategy. If such is not the case, the committee shall submit to the board of directors a plan for the correction of such policy.

(d)	Knowing and assessing the risks arising from the macroeconomic context and from the economic cycles within which the Company and its Group carry out their activities.

(e)	Systematic review of exposure to principal customers, economic sectors of activity, geographic areas and risk types.

(f)	Supervising the risk function, without prejudice to the direct access of the latter to the board of directors.

(g)

Support and assistance to the board in the performance of stress tests by the Company, in particular by assessing the scenarios and assumptions to be used in such tests, evaluating the results thereof and analyzing the measures proposed by the risk function as a consequence of such results.

(h)

Knowing and assessing management tools, improvement initiatives, advancement of projects and any other relevant activity relating to the control of risks, including the policy on internal risk models and the internal validation thereof.

(i)

Determination, together with the board of directors, of the nature, amount, format and frequency of the risk-related information that is to be received by the committee itself and by the board of directors. In particular, the risk supervision, regulation and compliance committee shall receive periodic information from the chief risk officer (CRO).

(j)

Cooperation in establishing rational remuneration policies and practices. For such purpose, the risk supervision, regulation and compliance committee shall examine, without prejudice to the duties of the remuneration committee, whether the incentive policy contemplated in the remuneration system takes risk, capital, liquidity and the likelihood and opportunity of earnings into consideration, and, jointly with the remuneration committee, back-test the criteria used for determining the award and the ex ante risk adjustment based on the actual risk outcomes.

(k)

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

(iv)

Shall supervise the operation of and compliance with the criminal risk prevention model approved by the board of directors pursuant to article 3.2 of the Rules and Regulations of the Board of Directors. For the performance of this task, the committee shall have its own powers of initiative and control. This includes, without limitation, the power to obtain any information it deems appropriate and to call any officer or employee of the Group, including, in particular, the heads of the compliance function and of the various committees related to this area that may exist in order to assess their performance, as well as the power to commence and direct such internal inquiries as it deems necessary into events related to any possible noncompliance with the criminal risk prevention model. Furthermore, the committee shall periodically evaluate the operation of the prevention model and the effectiveness thereof in preventing or mitigating the commission of crimes, for which purpose it may rely on external advice when it deems it appropriate, and shall propose to the board of directors any changes to the criminal risk prevention model and, in general, to the compliance program that it deems fit in view of such evaluation.

(a)

Review of the Company’s corporate social responsibility policy, ensuring that it is aimed at the creation of value for the Company, and monitoring of the strategy and practices in this field, evaluating the level of adherence thereto.

(b)

Supervision of the strategy for communication and relations with shareholders and investors, including small and mid-sized shareholders, as well as supervision and evaluation of the procedures for relations with stakeholders.

(c)	Coordination of the process of communication of non-financial and diversity information, in accordance with applicable regulations and leading international standards.

(d)

Periodic evaluation of the appropriateness of the Company’s corporate governance system, in order to ensure that it fulfils its mission of promoting the corporate interest and that it takes into account, where applicable, the legitimate interests of the other stakeholders.

(e)	Support and advice to the board regarding relations with supervisors and regulators in the various countries where the Group operates.

(f)	Tracking and evaluation of rule-making proposals and regulatory changes that may be applicable and of any possible consequences for the Group.

(g)	Reporting on any proposed amendments to the Rules and Regulations of the Board prior to the approval thereof by the board of directors.

(h)	Evaluate its operation and the quality of its work at least once per year.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 54 ter of the Bylaws in order to increase the maximum number of members of the risk supervision, regulation and compliance committee (from seven to nine) for the purpose of granting the Company’s board of directors greater flexibility to establish the composition that is appropriate for this committee at any time.

The Group’s 2016 risk supervision, regulation and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report ”.

The following are the current members of the risk supervision, regulation and compliance committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Carlos Fernández	Member
Isabel Tocino	Member
Belén Romana	Member
Juan Miguel Villar-Mir	Member

Jaime P. Renovales acts as secretary to the risk supervision, regulation and compliance committee, but is classified as a non-member.

D. Employees

As of December 31, 2016, we had 188,492 employees (as compared to 193,863 in 2015 and 185,405 in 2014) of which 28,438 were employed in Spain (as compared to 30,106 in 2015 and 30,153 in 2014) and 160,054 were employed outside Spain (as compared to 163,757 in 2015 and 155,252 in 2014). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2015-2018 agreement was signed on April 19, 2016. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2016	2015	2014
SPAIN	28,438	30,106	30,153
LATIN AMERICA	85,855	89,352	84,086
Argentina	7,852	7,966	7,319
Brazil	46,437	49,199	46,281
Chile	11,877	12,360	12,087
Colombia	105	60	55
Mexico	17,702	17,831	16,991
Peru	154	149	128
Uruguay	1,728	1,787	1,225
EUROPE	56,517	56,111	54,515
Austria	375	395	389
Germany	5,492	5,421	5,339
Belgium	99	16	16
Finland	173	155	148
France	944	910	48
Hungary	—	39	44
Ireland	4	9	36
Italy	826	757	747
Norway	1,117	1,257	593
Poland	15,389	14,724	15,363
Portugal	6,742	6,972	5,829
Switzerland	220	203	148
The Netherlands	436	333	339
Sweden	—	—	767
United Kingdom	24,700	24,920	24,709
USA	17,221	17,799	16,398
CANADA	188	182	—
ASIA	224	247	189
Hong Kong	148	145	110
China	65	75	62
Others	11	27	17
OTHERS	49	66	64
Bahamas	43	42	43
Others	6	24	21

TOTAL	188,492	193,863	185,405

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2016	2015	2014
Retail Banking	178,253	183,182	175,213
Global Corporate Banking	8,032	8,037	7,601
Corporate Center	1,723	2,006	2,059
Spain’s Real Estate Activity	484	638	532
Total	188,492	193,863	185,405

As of December 31, 2016, we had 5,772 temporary employees (as compared to 5,651 as of December 31, 2015 and 7,160 as of December 31, 2014). In 2016, the average number of temporary employees working for the Group was 5,712 employees.

E. Share ownership

As of March 20, 2017 the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake	Represented stake	Total shares	% of Capital stock
Ana Botín	828,826	17,602,582	—	18,431,408	0.126%
José Antonio Álvarez	834,604	1,360	—	835,964	0.006%
Bruce Carnegie-Brown	20,099	—	—	20,099	0.000%
Rodrigo Echenique	905,773	14,184	—	919,957	0.006%
Matías R. Inciarte	1,621,683	126,228	206,959	1,954,870	0.013%
Guillermo de la Dehesa	151	—	—	151	0.000%
Homaira Akbari	22,000	—	—	22,000	0.000%
Ignacio Benjumea	3,140,596	—	—	3,140,596	0.022%
Javier Botín	4,793,481	11,498,685	116,250,993	132,543,159	0.909%
Sol Daurella	128,266	412,521	—	540,787	0.004%
Carlos Fernández	16,840,455	—	—	16,840,455	0.115%
Esther Giménez-Salinas	5,405	—	—	5,405	0.000%
Belén Romana García	150	—	—	150	0.000%
Isabel Tocino	270,585	—	—	270,585	0.002%
Juan Miguel Villar-Mir	1,199	—	—	1,199	0.000%
Total share	29,413,273	29,655,560	116,457,952	175,526,785	1.204%

(1)	Syndicated shares. See “Item 7. Major Shareholders and Related Party Transactions —A. Major Shareholders—Shares covered by the shareholders’ agreement” herein.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of March 20, 2017, our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 4,675,896 ordinary shares, or 0.032% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

At December 31, 2016, the only shareholders appearing on the Bank’s register of shareholders with a stake of over 5% were State Street Bank and Trust Company, holding 12.10%; The Bank of New York Mellon Corporation, holding 8.86%; and Chase Nominees Limited, holding 5.98%. Nevertheless, the Bank believes that those stakes are held in custody in the name of third parties and to the best of the Bank’s knowledge none of those shareholders holds itself a stake of over 5% in the share capital or in the voting rights.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control. The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

As of December 31, 2016 a total of 2,770,307,506 shares, or 19.0% of our share capital, were held by 1,150 registered holders with registered addresses in the United States and Puerto Rico, including The Bank of New York Mellon, as depositary of our American Depositary Share Program. These ADSs were held by 16,533 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2016.

Shareholders’ agreements

In February 2006, a shareholders´ agreement was entered into that was notified to the Bank and to the CNMV. The document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.

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

The Bank filed respective a material facts with the CNMV on 6 February and 29 May 2015 updating the holders and the distribution of the shares included in the syndication, all within the framework of the inheritance process as a result of the death of Emilio Botín.

Lastly, Banco Santander filed a material fact with the CNMV on 29 July 2015 updating the holders and the distribution of shares included in the syndication as a result of extinguishing the usufruct over the shares held by one of the parties to the agreement along with the voting rights arising therefrom, thereby consolidating the full price of the aforementioned shares in the Botín Foundation.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.3045% of its share capital at year-end 2016). In addition, as established in clause one of the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them, in the future. Accordingly, at 31 December 2016, a further 29,031,680 shares (0.1991% of share capital at the time) were also included in the syndicate.

Shares covered by the shareholders’ agreement

As of March 20, 2017, the agreement encompassed a total of 73,644,647 Bank shares (0.505% of its share capital), broken down as follows:

Parties to the shareholder agreement	No. of shares syndicated	% of total share capital
Ana Botín	828,826	0.006%
Emilio Botín O.[1]	16,873,709	0.116%
Javier Botín[2]	16,292,166	0.112%
Paloma Botín[3]	7,835,293	0.054%
Carmen Botín	8,636,792	0.059%
PUENTEPUMAR, S.L.	—	—
LATIMER INVERSIONES, S.L.	—	—
CRONJE, S.L., Unipersonal[4]	17,602,582	0.121%
NUEVA AZIL, S.L.[5]	5,575,279	0.038%
Total	73,644,647	0.505%

1. 7,800,332 shares held indirectly through Puente San Miguel, S.L.U.

2. 11,447,138 shares held indirectly through Agropecuaria El Castaño, S.L.U.

3. 6,628,291 shares held indirectly through Bright Sky 2012, S.L.

4. Controlled by Ana Botín.

5. Controlled by Carolina Botín.

In all other respects, the agreement remains unchanged.

The aforementioned significant filings can be found on the Group’s website (www.santander.com).

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2016			2015
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Ana Botín	—	—	—	46	—	46
José Antonio Álvarez	9	—	9	11	—	11
Bruce Carnegie-Brown	2	—	2	—	—	—
Matías R. Inciarte	16	—	16	13	—	13
Rodrigo Echenique	21	—	21	24	—	24
Guillermo de la Dehesa	11	—	11	—	—	—
Ignacio Benjumea	2	—	2	—	—	—
Javier Botín	4	—	4	6	—	6
Sol Daurella	25	—	25	—	—	—
Ángel Jado[1]	—	—	—	2	—	2
	90	—	90	102	—	102

(1)	Ceased to be a member of the board on September 27, 2016.

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2016 amounted to €22 million (see note 53 to our consolidated financial statements).

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

Loans made to other Related Parties

The companies of the Group engage, on a regular and routine basis, in a number of customary transactions among Group members, including:

•overnight call deposits;

•foreign exchange purchases and sales;

•derivative transactions, such as forward purchases and sales;

•money market fund transfers; and

•letters of credit for imports and exports

and others within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, and the associates and the members of the families of all these persons, as well as those other businesses conducted by the companies of the Group. All these transactions are made:

•in the ordinary course of business;

•on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and

•did not involve more than the normal risk of collectability or other unfavorable features.

As of December 31, 2016 our loans and credits to associated and jointly controlled entities, amounted to €5,209 million. Those loans and credits represented 0.66% of our total net loans and credits and 5.73% of our total stockholders’ equity as of December 31, 2016.

For more information, see notes 5 and 53 to our consolidated financial statements.

C. Interests of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

Financial Statements

See Item 18 for our consolidated financial statements.

(a)Index to consolidated financial statements of Santander Group

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

i. Tax-related litigation

As of the date of this report the main tax-related proceedings concerning the Group were as follows:

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

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A.

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

•

In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

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

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

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

•

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•

Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and ordered the case to be remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision.  The estimated loss relating to this litigation is provided for.

•

In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011,  on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

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

In August 2010, the FSA (now the FCA) published a Policy Statement on the valuation and compensation of claims for payment protection insurance (PPI). The policy established rules that changed the bases for the analysis and treatment of the claims for PPI sales and increased the amounts to be paid to customers whose claims were ratified.

On August 2, 2016, the FCA issued a new consultative document (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation). The document describes the FCA’s proposal to address the PPI claims following the UK Supreme Court’s ruling on the Plevin v. Paragon Personal Finance Ltd case (Plevin) and includes the recommendation that the period for filing claims should be extended by two years from June 2017, which is later than proposed in CP 15/39 issued by the FCA in November 2015. The document also includes proposals on the calculation of compensation in claims related to Plevin, including considerations on how the participation in benefits should be reflected in the calculation of commissions.

The PS17/3 (Payment protection insurance complaints: feedback on CP16/20 and final rules and guidance) were published by the FCA on March 2, 2017. These included three main changes to the assumptions used at December 2016. Firstly, there is a two month extension to the time bar to the end of August 2019. There is also now a requirement to proactively contact customers who have previously had their complaints defended which is likely to increase estimated volumes, costs and redress. Lastly there are some clarifications to the profit share percentage calculations. We are currently analyzing the impact of these changes. It is not expected that this will have a material impact at a Group level.

A provision for conduct remediation has been recognized in respect of the misselling of PPI policies in the UK. This provision has been calculated using the following key assumptions which have required the management to use its judgment:

•	Number of claims - estimated number of claims;

•	Percentage of claims lost - estimated percentage of claims that are or will be favorable to the customer; and

•	Average cost - estimated amount to be paid to customers, including compensation for direct loss plus interest.

These assumptions are based on the following information:

•	Full analysis of causes of the claims, probability of success, and the possibility of this probability varying in future;

•	Activity recorded with regard to the number of claims received;

•	Amount of compensation paid to customers, together with a forecast of the probability of this varying in future;

•	The impact on complaints levels of proactive customer contact;

•	The effect media coverage and time bar are expected to have on the complaints inflows.

These assumptions are kept under review and regularly compared to the customer information (claims received, percentage of successful claims, impact of changes in the percentage of successful claims and assessment of the customers potentially affected) to ensure their validity.

The most important factor in calculating the provision is the number of claims. The percentage of successful claims is relatively constant and the cost of claims can be predicted with reasonable certainty due to the high number of claims and the uniform characteristics of the customers affected. In calculating the provision, the total number of claims that could be received has been estimated. Experience indicates that claims may be received during a certain number of years.

2016 compared to 2015

An additional GBP 114 million provision charge was made in the fourth quarter of 2016, which represents the best estimate of future PPI, including Plevin related claims costs. We have assessed the adequacy of our provision following the revised principals in the FCA final rules and guidance released in March 2017 and no changes are proposed to our December 2016 position.

The remaining provision for PPI redress and related costs amounted to GBP 457 million, which includes a GBP30 million charge made in the third quarter of 2016 for a specific portfolio under a past business review and GBP114 million in the fourth quarter of 2016 mentioned above.

Monthly utilization during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions. We will continue to review our provision levels in light of the final FCA guidance. It is not expected that this will have a material impact at a Group level.

2015 compared to 2014

When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper, including the Plevin case, to our current assumptions. This application has resulted in an additional GBP 450 million provision charge for the fourth quarter of 2015, which represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two-year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

Monthly utilization, excluding pro-active customer contact, during 2015 was GBP 10 million per month (including related costs), against an average of GBP 9 million in 2014. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat.

The following table shows the main factors to calculate the provisions and the future forecast as well as the sensitivity analysis in the face of future changes:

	Accumulated at December 31, 2016	Future forecast (unaudited figures)	Sensitivity analysis: increases / decreases in provision
Claims received (1) (000)	1.209	1.058	25 = £9m
Claims received for proactive contact (000)	394	15	25 = £19m
% Response to complaints received by proactive contact	35%	90%	1% - £0,4m
% Of claims accepted by the Entity (2)	57%	69%	1% - £6m
Average compensation by accepted claim (3)	£1,692	£535	£100 = £73 m

(1)	It excludes those invalid claims where the claimant did not have a PPI policy.
(2)	It includes both claims received directly from customers and those contacted proactively by the Entity.
(3)

The average redress per claim reduced from the cumulative average value at December 31, 2016 of GBP 1,692 to a future average value of GBP 535 due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

•

Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognized any provisions in connection with these proceedings.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in

September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in connection with these proceedings.

•

“Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

•

The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

•

At the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

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

•

At the date of this report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•

At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps entered into between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps entered into by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were entered into prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation, Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

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

On March 4, 2016, the Court handed down a judgment in which it upheld all the matters raised by the Bank and declared al the swap agreements to be valid and binding. The transport companies appealed against this decision. The Appellate Court dismissed the appeal through a decision handed down on December 13, 2016, in which it stated that a cassation appeal cannot be filed against this decision. The transport companies have filed an appeal against this decision at the Supreme Court.

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

With the information available to it, the Group considers that at December 31, 2016, 2015 and 2014, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

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

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2010	0.14	0.12	0.12	0.23	0.60	0.14	0.13	0.13	0.25	0.65
2011	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	0.23	0.64
2012	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	0.21	0.75
2013	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67
2014	0.15	0.15	0.15	0.15	0.60	0.16	0.16	0.15	0.13	0.60
2015	0.05	0.05	0.05	0.05	0.20	0.04	0.04	0.04	0.04	0.16
2016(*)	0.055	0.045	0.055	0.055	0.21	0.047	0.050	0.059	0.051	0.207

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

Banco Santander paid on account of 2015 4 dividends of €0.05 per share each, in August 2015, November 2015, February 2016 and May 2016.

The Bank’s annual general shareholders meeting held on March 18, 2016 passed a resolution to offer all shareholders of the Bank the option to receive their remuneration corresponding to one of the interim dividends for 2016 through the application of the Santander Dividendo Elección scrip dividend scheme.

Banco Santander paid on account of 2016 :

•A dividend of €0.055 per share equivalent to the first interim dividend (August 2016);

•A scrip dividend of €0.045 per share equivalent to the second interim dividend (November 2016);

•A dividend of €0.055 per share equivalent to the third interim dividend (February 2017); and

•A dividend of €0.055 per share equivalent to the fourth dividend is expected to be paid in May 2017.

Following the increase of capital of the second interim dividend, the Bank’s share capital at the date of this annual report on Form 20-F was €7,291 million represented by 14,582,340,701 shares, par value €0.50 each.

Banco Santander assigned €3.0 billion to dividends in 2016 as compared to €2.9 billion in 2015.

The Bank intends the remuneration on account of the earnings for the 2017 financial year to maintain the same policy with four payments, of which three would be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. As such, our annual general shareholders’ meeting to be held on April 7, 2017, will consider for approval the option for all shareholders of the Bank to receive their remuneration corresponding to one of the interim dividends for 2017 through the application of the Santander Dividendo Elección scrip dividend scheme.

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

Year Ended December 31,
IFRS-IASB
2012	2013	2014	2015	2016
(in millions of euros)
1,355	1,030	1,435	2,277	2,481

The portion of our net income attributable to our subsidiaries increased steadily in recent years as our subsidiaries grew and we acquired new subsidiaries. Such profits are available to us only in the form of dividends from our subsidiaries and we are dependent to a certain extent upon such dividends in order to have Distributable Profits sufficient to allow payment of dividends on our guaranteed preferred stock of our subsidiaries as well as dividends on our shares (although the payment of dividends on the shares is limited in the event of the non-payment of preference share dividends). We generally control a sufficient proportion of our consolidated subsidiaries’ voting capital to enable us to require such subsidiaries to pay dividends to the extent permitted under the applicable law.  As a result of our growth, the Bank, as the holding entity of the shares of our various companies, has added investments in our subsidiaries, the financial costs of which are borne by us.

B. Significant Changes

No material changes.

Item 9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2016, Santander was the most actively traded stock on the Spanish stock exchange. As at December 31, 2016, the stock had a 14.94% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. Santander’s stock weighting in the Euro Stoxx 50 was, at year end, 3.26%, placing it in eighth position. Our market capitalization of €72,314 million at 2016 year-end made us the second largest bank in the eurozone by market capitalization and the 19th in the world in 2016.

At December 31, 2016 a total of 2,770,307,506 shares, or 19.0% of our share capital, were held by 1,150 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao). Our shares are also listed on the New York (in the form of American Depositary Shares), London (in the form of CREST Depository Interests), São Paulo (in the form of Brazil Depositary Shares), Milan, Lisbon, Buenos Aires, Warsaw and Mexico stock exchanges. At December 31, 2016, 58.45 % of our shares were held of record by non-residents of Spain.

The table below sets forth the high and low of the daily closing prices and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros per Share
	High	Low	Last
2012 Annual	6.68	4.04	6.10
2013 Annual	6.77	4.84	6.51
2014 Annual	7.90	6.22	7.00

2015 Annual	7.15	4.45	4.56
First Quarter	7.03	5.89	7.02
Second Quarter	7.15	6.26	6.26
Third Quarter	6.76	4.61	4.74
Fourth Quarter	5.37	4.45	4.56

2016 Annual	5.03	3.30	4.96
First Quarter	4.51	3.31	3.87
Second Quarter	4.63	3.30	3.43
Third Quarter	4.22	3.32	3.95
Fourth Quarter	5.03	3.91	4.96

First Quarter (through March 24, 2017)	5.72	4.99	5.72

Last six months
2016
September	4.22	3.83	3.95
October	5.37	4.73	5.10
November	5.31	4.95	5.17
December	5.17	4.45	4.56
2017
January	5.37	4.99	5.15
February	5.34	5.04	5.21
March (through March 24, 2017)	5.72	5.23	5.72

On March 24, 2017, the reported last sale price of our shares on the continuous Spanish market was €5.72.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” The deposit agreement, pursuant to which ADRs have been issued, is among us, The Bank of New York Mellon, as depositary, and the holders from time to time of ADRs. At December 31, 2016, a total of 472,041,740 of our ADSs were held by 16,533 registered holders.  Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high and low of the daily closing prices and last daily sales prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last
2012 Annual	8.76	4.89	8.17
2013 Annual	9.29	6.43	9.07
2014 Annual	10.75	8.21	8.33

2015 Annual	8.42	4.85	4.87
First Quarter	8.42	6.62	7.45
Second Quarter	7.72	7.00	7.01
Third Quarter	7.31	5.13	5.28
Fourth Quarter	6.04	4.85	4.87

2016 Annual	5.23	3.69	5.18
First Quarter	4.96	3.74	4.36
Second Quarter	5.19	3.69	3.92
Third Quarter	4.73	3.73	4.41
Fourth Quarter	5.23	4.28	5.18

2017 First Quarter (through March 24, 2017)	6.13	5.31	6.13

Last six months
2016
September	4.73	4.27	4.41
October	4.90	4.28	4.84
November	4.83	4.41	4.52
December	5.23	4.52	5.18
2017
January	5.72	5.31	5.56
February	5.72	5.31	5.41
March (through March 24, 2017)	6.13	5.45	6.13

On March 24, 2017, the reported last sale price of our ADSs on the New York Stock Exchange was $6.13.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the

Automated Quotation System. During the year ended December 31, 2016, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

•relates to a merger or spin-off of a listed company;

•relates to the reorganization of a business group;

•the transaction is executed for the purposes of settling litigation;

•involves certain types of contracts or complex transactions; or

•the Sociedad de Bolsas finds other justifiable cause.

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

On February 3, 2016, the Spanish Royal Decree 878/2015 came into force on clearing, settlement and registration of traded securities represented as book entries, on the legal framework for central securities depositaries and central counterparties, and the transparency requirements for issuers of securities admitted to trading on an official secondary market. In connection with this, the reform of the existing clearing, settlement and registry system is currently being implemented in Spain. The reform introduces three fundamental changes that, in turn, will involve a number of operating modifications. These changes are as follows: a) A new registry system based on balances; b) the introduction of a new Central Counterparty (“BME Clearing”); and c) the integration of the Central de Anotaciones del Mercado de Deuda  Pública (CADE) and SCL into a single platform. With the introduction of the Central Counterparty, the Spanish equity markets will be structured around three infrastructures:  the SIBE Trading Platform, the new Central Counterparty for equity (new segment around BME CLEARING) and the Central Securities Depository (IBERCLEAR). This new system implementation is taking place in two phases: a) first phase: April 27, 2016, the implementation of the Central Counterparty and migration of the Equity settlement system to the new platform; and b) second phase: September 18, 2017, incorporation of the Fixed Income settlement system to the new platform and migration to Target 2 Securities system. As a result of these changes, various operating modifications will take place. Among others, (i) entities (financial institutions) will be able to be members of one, two or even three of the new infrastructures; (ii) each Stock Exchange member will need to sign a contract with a General Clearing Member of the Central Counterparty (with the exception of the same entity being member of both infrastructures); (iii) each Central Counterparty Member will need to sign a contract with, at least, an IBERCLEAR Settlement Participant (with the exception of the same entity being member of both infrastructures); (iv) there will be individual Accounts, in both the Central Counterparty and the Central Securities Depository; (v) the Central Counterparty will make the netting of transactions (trades) possible before generating settlement instructions; (vi) IBERCLEAR will implement and manage an optimization procedure that will enable the maximization of settled transactions in the exceptional occasions in which a delay of delivery of securities occurs; (vii) the current Collective Deposit will be replaced by the Central Counterparty guarantee system (Default Fund); (vii) communications between Participants and infrastructure members will be managed by an ancillary system (named “PTI” Post-Trading Interface) that will simplify their requirements and work; and (viii) the system will be more flexible, for example: a) it will be possible to settle in the Central Counterparty accounts in gross or net value; and b) there will be different classes of Members, with the possibility to become Ordinary Trading Member or Segregated Trading Member. On June 6, 2016 the Spanish Securities and Exchange Commission (CNMV) make an announcement on the progress of the clearing, settlement and registration reform and, following numerous market participants arguments in relation to certain market events such as the UK Referendum and Target 2 migration, the envisaged implementation date for the move to T+2 was postponed from June 27, 2017 to October 3, 2017 (with respect to the trades of the September 29, 2017).

Securities Market Legislation

The Spanish Securities Markets Act, enacted in 1988, among other things:

•established an independent regulatory authority, the CNMV, to supervise the securities markets;

•established a framework for the regulation of trading practices, tender offers and insider trading;

•required stock exchange members to be corporate entities;

•required companies listed on a Spanish stock exchange to file annual audited financial statements and to make public quarterly financial information;

•established a framework for integrating quotations on the four Spanish stock exchanges by computer;

•exempted the sale of securities from transfer and value added taxes;

•deregulated brokerage commissions as of 1992; and

•provided for transfer of shares by book-entry or by delivery of evidence of title.

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

The Securities Markets Act has been further amended by Law 44/2002 (November 22, 2002) on reform measures of the financial system, which introduced certain modifications to the laws governing financial markets and corporations, generally, including:

•provisions regarding market transparency such as: requiring listed companies to establish an audit committee, redefining the reporting requirements for material facts, rules relating to the treatment of confidential and insider information and related party transactions, and prevention of manipulative and fraudulent practices with respect to market prices;

•the establishment of Iberclear; and

•the authorization of the Minister of Economy and Competitiveness to regulate financial services electronic contracts.

On July 17, 2003, the Securities Market law was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It introduced:

•information and transparency obligations including detailed requirements of the contents of the corporate website of listed companies and the obligation to file with the CNMV an annual corporate governance report; and

•the obligation to implement a series of corporate governance rules including, among others, regulations regarding the boards of directors and the general shareholders’ meetings.

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

Trading by Santander’s Subsidiaries in the Shares

We and/or some of our subsidiaries, in accordance with customary practice in Spain, and as permitted under Spanish law, have regularly purchased and sold our shares both for their own account and for the accounts of customers.  Our subsidiaries have intervened in the market for our shares primarily in connection with customer transactions and in transactions that are undertaken to supply liquidity to the market, and occasionally for other purposes.  Among such other purposes are those transactions that have provided a mechanism for accumulating shares that were used to meet conversions into our shares, of bonds issued by us and other affiliated companies and to make offerings of shares.  We expect that we and/or our subsidiaries may continue to purchase and sell our shares from time to time.

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

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future.  In 2016, 7.34% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V., S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares)

was approximately 1.3% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.006% to 0.336% in 2016. At December 31, 2016, the Parent bank and our subsidiaries held 1,476,897 of our shares (0.010% of our total capital stock as of that date).

D. Selling shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expense of the issue

Not Applicable.

Item 10. Additional Information

A. Share capital

Not Applicable

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

Subsequently, sub-subsections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on November 4, 2016 and filed with the office of the Mercantile Registry on November 7, 2016.

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

Likewise, in January 2016, the board of directors approved the amendment of section 3 of article 17 quinquies of the Rules and Regulations of the Board, in order to extend the functions of the innovation and technology committee.

At its meeting held on June 28, 2016 the board of directors adopted a resolution to make certain amendments to the Rules and Regulations of the Board of Directors in line with the changes in the By-laws approved by the General shareholders’ meeting, adapting them to the Spanish Capital Corporations Law and the recommendations of the Code of Good Governance. The amendments introduced to the Rules and Regulations of the Board of Directors pursue, among other things, the following goals:

•

Adjusting the competences of the Board, the remuneration committee and the Risk supervision, regulation and compliance committee, taking into account the new Remuneration Guide of the European Banking Authority, which is in force from January 1, 2017.

•	Include the recommendation of the Code of Good Governance for listed companies relating to independent directors representing.

At least 50% of the board in the Rules and Regulations of the Board of Directors, although the Bank already complied with that recommendation.

•

Adapt the audit committee regulations to Article 529 quaterdecies to the Spanish Companies Act, as worded by Law 22/2015 of July 20, on the auditing of accounts (in line with the amendments made to the By-laws).

•

Expressly stipulate that the chairman of the board reports the most relevant corporate governance matters relating to the Bank at the General shareholders’ meeting, in line with the recommendations of the Code of Good Governance for listed companies.

•	Adjust the items relating to the calling and sending of documentation regarding board and committee meetings to Bank practices.
•	Provide greater flexibility to the composition of board committees, expanding the maximum number of members on each committee to 9 (in line with the amendments made to the By-laws).
•	Introduce some technical improvements and better wording for certain items, including, among others:
(a)

the regulation of the authority of the board and its committees to obtain expert assistance, and generally requiring to verify by the committes that there are no conflicts of interest that could harm the independence of the advisory services when it is required; and

(b)

the regulation of directors’ obligations deriving from their loyalty duty, adjusting the obligation to report shareholdings in companies that compete in an effective way with the Bank to meet current legislation. The aforementioned amendments to the Rules and Regulations of the Board of Directors were formally adopted in a public document executed on 1 July 2016 and filed with the Mercantile Registry on 11 July 2016.

Finally, with regard to the Rules and Regulations of the General Shareholders’ Meeting, at the 2016 annual general meeting, held on March 18, 2016, our shareholders resolved to amend article 6 (information available as of the date of the call to meeting), relating to the publication of information regarding the general shareholders’ meeting, and article 21 (voting on proposed resolutions), relating to the procedure at the general shareholders’ meeting. The reason for the aforementioned proposed amendments is the appropriateness of conforming the organizational rules of the Company to the recommendations of the good governance code of listed companies, approved by resolution of the Board of the Spanish CNMV on February 18, 2015, a purpose which is also shared by part of the amendments of the Bylaws approved by the shareholders at the referred annual general shareholders’ meeting held on March 18, 2016.

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

General

As of December 31, 2016, the Bank’s share capital was €7,291,170,350.50, represented by a single class of 14,582,340,701 book-entry Santander shares with a nominal value of €0.50 each.

All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Register

Santander is registered with the Commercial Registry of Santander (Finance Section). The Bank is also recorded in the Special Registry of Banks and Bankers with registration number 0049, and its fiscal identification number is A‑39000013.

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

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Santander. At our annual general shareholders’ meeting held on March 30, 2012, our shareholders approved an amendment to our Bylaws to require that notices of all meetings be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the national newspapers having the largest circulation in the province where the registered office of Santander is located, on the website of the CNMV and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 18, 2016 and our last extraordinary general meeting of shareholders was held on September 15, 2014. The annual general shareholders´meeting for 2017 has been called by the board of directors on March 2, 2017 and will be held on April 6 or 7, on first or second call, respectively.

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

Notwithstanding the above, a quorum of at least 50% of the subscribed voting capital is required on the first call for a duly constituted ordinary or extraordinary general meeting of shareholders voting any of the following actions:

•	the issuance of debentures;
•	the increase or reduction of share capital, the exclusion or limitation of pre-emptive rights, or the relocation of the registered office abroad;
•	the transformation, merger, split-off, or assignment of assets and liabilities; and
•	any other amendment of our Bylaws.

A quorum of 25% of the subscribed voting capital is required for a duly constituted ordinary or extraordinary general meeting of shareholders voting on such actions on the second call.

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

At the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused amount, the authorization granted by our shareholders at the annual meeting held on March 27, 2015, and gave the board the authority to execute the increase, within a period of 1 year from the date of the meeting, the Bank’s capital by up to €500 million, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act.

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

Finally, at the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused part, the authorization granted by our shareholders at the annual general shareholders meeting held on March 27, 2015, on March 28, 2014, on March 22, 2013, on March 30, 2012 and on June 17, 2011, and permitted the Bank to issue, within five years from the date of the meeting, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are non-convertible in an amount up to €50 billion aggregate principal amount or the equivalent thereof in another currency. This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of the resolution by our shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

On November 4, 2016, we paid the second interim dividend for 2016 by means of scrip dividend. After the free-of-charge capital increase, the share capital amounts to €7,291,170,350.50 represented by 14,582,340,701 ordinary shares of €0.50 of face value each. See “—Dividends” below.

Our annual general shareholders’ meeting to be held on April 7, 2017, includes in its agenda the authorization to the board of directors such that, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 3,645,585,175 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorization granted under resolution Eight II) adopted at the ordinary general shareholders’ meeting of March 27, 2015. Also in the agenda is the delegation of the power to exclude pre-emptive rights, as provided by section 506 of the Spanish Capital Corporations Law.

Likewise, the agenda of the annual general shareholders’ meeting to be held on April 7, 2017 includes the following: (i) increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves; (ii) offer to acquire bonus share rights (derechos de asignación gratuita) at a guaranteed price; (ii) express provision for the possibility of less than full allotment; and (iv) delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase.

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

The remuneration on account of the earnings for the 2016 financial year was 0.21 euros per share, which were paid, as always, in four payments, of which three were received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. As such, the resolution passed by our annual general shareholders’ meeting held on March 18, 2016, under item 8, was to offer all shareholders of the Bank the option to receive their remuneration corresponding to one of the interim dividends for 2016 through the application of the Santander Dividendo Elección scrip dividend scheme.

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

At its meeting of October 14, 2016, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the final dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.045 per share, in shares or cash. On November 4, 2016, we announced that the holders of 89.11% of the bonus share rights had chosen to receive new shares. Thus, the definitive number of ordinary shares of €0.50 of face value issued in the free-of-charge capital increase is 147,848,122, corresponding to 1.02% of the share capital, and the amount of the capital increase was €73,924,061. After the free-of-charge capital increase, the share capital amounts to €7,291,170,350.50 represented by 14,582,340,701 ordinary shares of €0.50 of face value each. The value of the compensation corresponding to the holders of bonus share rights who had requested new shares amounts to €578,825,397.63. The shareholders holding the remaining 10.89% of the bonus share rights accepted the irrevocable commitment to purchase bonus share rights assumed by Banco Santander. Consequently, Banco Santander has acquired 1,571,705,815 rights for a total gross consideration of €70,726,761.68. Banco Santander has waived the bonus share rights so acquired. On February 1, 2017, the Bank paid a third interim dividend out of 2016 profit, for a gross amount of €0.055 per share. The last day to trade shares with a right to collect this dividend was January 27, 2016. The ex-dividend date was January 30, 2017.

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

These rules replaced the traditional system where launching a takeover bid was compulsory prior to acquiring a significant shareholding in the target company and partial bids were permitted for a regime where takeover bids must be made for all the share capital after obtaining the control of a listed company (i.e. 30% of the voting rights or, if less than 30% of the voting rights are being acquired, appointment of more than one-half of the members of the company’s board of directors) whether such control is obtained by means of an acquisition of securities or an agreement with other holders of securities.

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

Article 6.1 of the Rules and Regulations of the Board provides that in exercising its powers to make proposals at the general shareholders’ meeting and to designate directors by interim appointment to fill vacancies (co-option), the board shall endeavor to ensure that the external or non-executive directors represent a wide majority over the executive directors and that the former include a reasonable number of independent directors. In addition, the board of directors shall aim at the number of independent directors representing at least half of all directors.

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

The Rules and Regulations of the Board (Article 6.2.c.) include the definition of independent directors, which coincides with the one currently established in paragraph 4 of section 529 duodecies of the Capital Companies Law.

Eight out of our 15 board members are external independent directors.

The independence standards set forth in the Rules and Regulations of the Board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 16G. Corporate Governance―Independence of the directors on the board of directors” herein.

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

A director’s power to vote on a proposal, arrangement or contract in which such director is materially interested is not regulated by our Bylaws.  Conflicts of interest are regulated by Article 30 of the Rules and Regulations of the Board.  Under Article 30, a director is obliged to inform the board of any direct or indirect conflict of interest which may exist with the Bank.  If such a conflict relates to a particular transaction with the Bank, then the director (i) may not undertake the transaction without the board’s authorization (such authorization can only be granted following a report of the audit committee; and (ii) the director may not take part in the discussion or voting regarding the transaction to which the conflict relates. Related party transactions are regulated under Article 33 of the Rules and Regulations of the Board of Directors.

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

Our Bylaws provide that the members of the board of directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment. The compensation has two components: an annual retainer and attendance stipends. Directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to share value following a resolution adopted by the shareholders at the general shareholders’ meeting (conducted in accordance with our Bylaws and applicable Spanish legislation).

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

At the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution to amend, among others, article 40 of our Bylaws. Such amendment aimed to conform the text thereof to recommendation 12 of the Code, which replaces recommendation 7 of the Unified Code, stating that the board of directors will be guided by the corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the value of the company, in line with the provisions of article 5 of the Rules and Regulations of the Board.

The above mentioned amendments of Bylaws approved at the Bank’s annual general shareholders’ meeting held on March 18, 2016 obtained the corresponding authorization of the Bank of Spain, which was required prior to their effectiveness, at May 25, 2016 and were then filed with the Mercantile Register of Cantabria.

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

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 19% rate from January 1, 2016.

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

•

If the holder of ordinary shares or ADSs elects to sell the rights on the market, provided the transfer occurs on or after January 1, 2017, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place (please refer to “—Taxation of capital gains” below).  For transfers occurred before January 1, 2017, the amount obtained from the sale of rights was deducted from the acquisition value of the shares from which the rights arose, and if the amount obtained from such sale was higher than the acquisition value of the shares, the excess amount was treated as a capital gain.

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

Taxation of capital gains

Under Spanish law, any capital gains derived from the transfer of securities issued by Spanish tax residents are deemed to be Spanish-source income and, therefore, are taxable in Spain.  If you are a U.S. resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2016, Spanish Non-Resident Income Tax is levied at a 19% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Capital gains and losses will be calculated separately for each transaction and losses may not be offset against capital gains.

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

Spanish wealth tax

Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, this 100% tax rebate was temporarily abolished by different legislation with effect as of the 2011 fiscal year, and was expected to be restored from January 1, 2017, but Royal Decree-Law 3/2016 has delayed it again until January 1, 2018. Notwithstanding the above, the first €700,000 of net wealth owned by an individual will be exempt from taxation.

As a result of the above legislation, non-residents of Spain who hold or held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of the year, the combined value of which exceeds €700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 19% tax rate from January 1, 2016 on the fair market value of the shares as a capital gain.  If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	financial institutions;
•	insurance companies;
•	dealers and traders in securities that use a mark-to-market method of tax accounting;
•	persons holding ADSs or shares as part of a “straddle”, conversion transaction or integrated transaction;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons liable for the alternative minimum tax;
•	tax exempt entities, “individual retirement accounts” and “Roth IRAs”;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons that own or are deemed to own 10% or more of our voting shares;
•	persons that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding ADSs or shares in connection with a trade or business outside the United States.

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

Except as specifically discussed under “—Passive Foreign Investment Company Rules” below, this discussion assumes that we were not, and will not become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

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

Subject to generally applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury under current law, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains.  A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favorable rates.  Non-corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of the reduced rate on dividends in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld at a rate not exceeding the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability.  See “—Spanish tax considerations—Spanish refund procedure” for a discussion of how to obtain a refund of amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2016 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the reduced rate on dividends discussed above with respect to certain non-corporate U.S. Holders would not apply.

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

Certain U.S. Holders who are individuals and specified entities that are formed or availed of for purposes of holding certain foreign financial assets may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of ADSs or shares.

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

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

We have divided this section into the following ten parts:

•	Cornerstones of the risk function
•	Risk control and control model - Advanced Risk Management (ARM)
•	Credit risk;
•	Trading market and structural risk
•	Liquidity and funding risk
•	Operational risk
•	Compliance and conduct risk
•	Model risk
•	Strategic risk
•	Capital risk

Part 1. Cornerstones of the risk function

The Group has calculated that the risk function should be based on the following cornerstones, which are in line with the Group's strategy and business model and take into account the recommendations of the supervisory and regulatory bodies and the best market practices:

•

The business strategy is defined by the risk appetite. The Group's board calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective verifiable limits that are consistent with the risk appetite for each significant activity.

•

All risks must be managed by the units that generate then using advanced models and tools and integrated in the various businesses. The Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

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

Part 2. Risk control and control model - Advanced Risk Management (ARM)

The Group’s risk management model ensures that it has in place a control environment that ensures the risk profile is maintained within the levels set in the risk appetite and other limits.

The main elements that ensure effective control are:

1.	Robust governance, with a clear committee structure that separates decision making, on one side, from risk control, on the other, all encompassed and developed within a solid risk culture.
2.

A set of key, inter-related processes in the planning of the Group’s strategy (budget processes, risk appetite, regular assessment of liquidity and capital adequacy, and recovery and resolution plans).

3.	Aggregated supervision and consolidation of all risks.
4.	Regulatory and supervisory requirements are incorporated into day-to-day risk management.
5.	Independent assessment by internal audit.
6.	Decision making based on appropriate management of information and technological infrastructure

To ensure progress towards advanced risk management, the Group launched an Advanced Risk Management (ARM) program in 2014. This provides the basis for the best model for comprehensive risk management in the industry. This program was completed in 2016. The advanced risk management model is now a reality in the Group.

The Group advanced risk management model enable it to do more business, and do it better. It provides it with a more robust control framework, enabling it to achieve a greater management capacity, developing talent and enhancing the autonomy for Group’s units.

Continuing this work, in 2016 we continued to evolve towards a more consistent and granular version of the risk appetite.

The independence of the risks function and the control environment have been enhanced through the risks governance model, ensuring separation of control and risk decisions at all levels.

The instruments that help ensure that all the risks arising from the Group's business activity are properly managed and controlled are described below.

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

•	Non-financial risks
•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Group's dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks
•	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of damage in the perception of the Group by public opinion, its customers, investors or any other interested party.

•

Strategic risk: the risk that results diverge significantly from the Group's strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

2. Risk governance

The governance of the risk function should safeguard adequate and efficient decision making and effective risk control, and ensure that they are managed in accordance with the risk appetite defined by the Group’s senior management and its units, as applicable.

For this purpose, the following principles are established:

•	Segregation between risk decisions and control.
•	Stepping up the responsibility of risk generating functions in the decision making process.
•	Ensuring that all risks decisions have a formal approval process.
•	Ensuring an aggregate overview of all risk types
•	Bolstering risk control committees.
•	Maintaining a simple committee structure

2.1 Lines of defense

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

2.2 Risk committee structure

Responsibility for the control and management of risk and, in particular, for the setting of the Group's risk appetite, rests ultimately with the board of directors, which has the powers delegated to the various committees. The board is supported by the risk, regulation and compliance oversight committee and the independent risk control and supervision committee. In addition, the Group's executive committee pays particular attention to the management of the Group's risks.

The following bodies constitute the top level risk governance bodies:

Independent control bodies

Risk, regulation and compliance oversight committee:

This committee's mission is to assist the board in the oversight and control of risk, the definition of the Group's risk policies, relationships with supervisory bodies and matters of regulation and compliance, sustainability and corporate governance.

It is composed of external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

Risk control committee (CCR):

This collective body is responsible for the effective control of risks, ensuring that risks are managed in accordance with the risk appetite level approved by the board, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Group's risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of executives of the entity. At least, the risk function, which holds the chairmanship, and the compliance, financial, controller’s unit and risk control functions, inter alia, are represented The CROs of local entities participate periodically in order to report, inter alia, on the various entities' risk profiles.

The risk control committee reports to the risk, regulation and compliance oversight committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (CER):

This collective body is responsible for risk management pursuant to the powers delegated by the board of directors and, in its sphere of action and decision-making, oversees all risks.

It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Group's risk appetite and reports on its activities to the board or its committees when so required.

This committee is chaired by an executive deputy chairman of the board, comprises the CEO, executive directors and other executives of the entity, and the risk, financial, and compliance functions, inter alia, are represented. The Group CRO has the right of veto over this committee's decisions.

2.3 Organizational risk function structure

The Group Chief Risk (GCRO) is the head of the Group's risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The GCRO, whose duties include advising and challenging the executive line, also reports separately to the risk, regulation and compliance oversight committee and to the board.

In 2016, the GCRO fostered the consolidation of advanced risk management based on a comprehensive, forward-looking vision of all risks, intensive use of models, and a robust control environment and risk culture in the Group, whilst complying with all regulatory and supervisory requirements.

The risk management and control model is structured on the following pillars:

•

Coordination of the relationship between the local units and the Corporation, assessing the effective deployment of the risk management and control model in each unit, and ensuring these are aligned to achieve strategic risk targets.

•

Enterprise Risk Management (ERM) provides consolidated oversight of all risks to senior management and the Group's governance bodies, and the development of the risk appetite and the risk identification and assessment exercise.

•	Control of financial, non-financial and transversal risks, verifying that risk management and exposure are as set by senior management, by risk type.

•	Transversal development of internal regulations, methodologies, scenario analyses, stress tests and data infrastructure, and robust risk governance.

2.4 The Group's relationship with subsidiaries regarding risk management

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

Committee structure

The Group-Subsidiaries Governance Model and good governance practices for subsidiaries recommends that each subsidiary should have bylaw-mandated risk committees and other executive risk committees, in line with best corporate governance practices, consistently with those already in place in the Group.

The governance bodies of subsidiary entities are structured in accordance with local regulatory and legal requirements and the dimension and complexity of each subsidiary, being consistent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

Given its capacity for comprehensive (enterprise wide) and aggregated oversight of all risks, the Corporation exercises a validation and questioning role with regard to the operations and management policies of the subsidiaries, insofar as they affect the Group’s risk profile.

3. Management processes and tools

3.1 Risk appetite and limits structure

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

The board of directors is the body responsible for establishing and annually updating the Group's risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two.

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

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group's risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•

A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group's principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.
•

A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group's solvency.

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

•

The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group's long-term earnings performance.

Corporate risk appetite principles

The Group's risk appetite is governed by the following principles at all the entities:

•

Responsibility of the board and of senior executives. The board of directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•

Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

•

Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment as well as in the medium term, taking into account both the most probable circumstances as well as stress scenarios.

•	Alignment with strategic and business plans and integration into management (3 year plan, annual budget, ICAAP, ILAAP crisis and recovery plans)
•	Coherence in the risk appetite of the various units and common risk language throughout the organization.
•	Regular review, continuous backtesting and adapting to the best practices and regulatory requirements.

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

Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group's exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group's senior management wishes to adopt or maintain in developing its business model:

•	The volatility in the income statement that the Group is willing to assume.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers it reasonable to assume.

•	Non-financial and transversal risks.

3.2. Risk identification and assessment (RIA)

The Group is continuously evolving its identification and assessment of different types of risks. It involves different lines of defense in the execution of these to foster advanced and proactive risk management. It also sets itself management standards that not only meet regulatory requirements but also reflect best practice in the market. The RIA is a mechanism for disseminating the risk culture and involving the business lines of the units in its management.

In addition to identifying and assessing the Group’s risk profile by risk factor and unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks of which it is composed:

•	Risk performance, enabling understanding of residual risk by risk factor through a set of metrics calibrated using international standards.
•	Assessment of the control environment, measuring the implementation of a target management model, pursuant to advanced standards.
•

Forward-looking analysis of the unit, based on stress metrics and/or identification and/or assessment of the main threats to the strategic plan (Top Risks), putting in place and monitoring specific action plans to mitigate potential impacts.

The RIA initiative is being increasingly integrated into risk management, developing each of the methodological blocks independently, and increasing their application to the Group’s risks, pursuant to the risk mapRisk identification and assessment is one of the initiatives that form part of the ARM (Advanced Risk Management) program the purpose of which is the advanced management of risks to enable Santander to continue to be a sound sustainable bank over the long term.

Significant progress has been made in the uses of this exercise: the risk profile is being used as a strategic metric in the local and Group risk appetite; it has been included in the generation of strategic plans and analysis of potential threats; analysis of the internal vision of the risk profile and contrast with the perception of external agents; risks identified in the RIA are being used as inputs in the generation of idiosyncratic scenarios in capital, liquidity, and recovery and resolution plans; it includes the diversification effect of the Group’s business model, and internal audit planning now considers exploitation of the risk control environment.

The RIA has become a major risk management tool. Through the implementation of a demanding control environment and monitoring of the weaknesses detected, it enables the Group to undertake more and better business in the markets in which it operates, without putting at risk its income statement or its strategic objectives, whilst reducing the volatility of its earnings:

The RIA methodology is being consolidated, improved and simplified as part of the Group’s continuous improvement and review process. It has been extended to all of the Group’s risks and units, and is being more closely integrated into day-to-day risk management. One of its priorities is to order and manage the various risk assessments in the Group in general, and the Risk division in particular, establishing a benchmark assessment model that ensures the robustness and consistency of the assessments carried out, whilst governing the various exercises carried out in different management areas.

3.3. Scenario analysis

The Group conducts advanced risk management through the analysis of the impact that various scenarios in the environment in which the Group operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the Bank's resistance to stressed environments or scenarios and to implement packages of measures to reduce the Bank's risk profile vis-à-vis such scenarios.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Developing and integrating mathematical models that estimate the future evolution of metrics (for example, credit losses), based on both historic information (internal to the Bank and external from the market), as well as simulation models.

•	Including the expert judgment and know-how of portfolios, questioning and back testing the result of the models.
•	The back testing of the results of the models against the observed data, ensuring that the results are adequate.
•	The governance of the whole process, covering the models, scenarios, assumptions and rationale for the results, and their impact on management

The application of these pillars of the EBA (European Banking Authority) stress test executed and reported in 2016 has enabled Santander to satisfactorily meet the requirements set down - both quantitative and qualitative - and to contribute to the excellent results obtained by the Bank, particularly with regard to its peers

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

•

Daily risk management: scenario analysis is used in budgetary and strategic planning processes, in the generation of commercial risk approval policies, in senior management's overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

3.4 Living wills (recovery & resolution plans)

In 2016, the Bank prepared the seventh version of its corporate recovery plan, the most important part of which envisages the measures available to emerge on its own from a very severe crisis. This plan has been prepared in accordance with applicable European Union regulations.

The plan also considers the non-binding recommendations made in this area by international bodies such as the Financial Stability Board (FSB).

As with the previous versions from 2010 to 2015, the Group presented the plan to the relevant authorities (for the second time, to the European Central Bank (ECB) in September, unlike previous years when it was only submitted to the Bank of Spain) for it to be assessed in the fourth quarter of 2016.

The plan comprise the corporate plan (covering Banco Santander) and the individual plans for the main local units (UK, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal),

The Group's senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of the documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The board of directors is responsible for approving the corporate plan, without prejudice to the content and important data therein being previously presented and discussed by the Bank's main management and control committees. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate plan.

As regards resolution plans, the competent authorities forming part of the Crisis Management Group (CMG) have decided on a common approach to the Group’s resolution strategy which, given Santander’s legal and business structure, is the multiple point of entry (MPE) strategy; also, they have signed the corresponding cooperation agreement (COAG) and developed the initial resolution plans. In particular, the 2016 corporate resolution plan was analyzed in a meeting of the CMG held on 7 November 2016.

During 2016, the Special Situation Management Framework was formally approved and implemented, both in the corporation and in the main geographies of the Group, which, together with the documents that develop it:

i) establishes common principles for the identification, scaling and management of events that could involve a serious risk for Santander or any of its entities and, if it occurs, affect its robustness, reputation, development of its activity, liquidity, solvency and, even to its present or future viability,

ii) defines the basic roles and responsibilities in this area and identifies the necessary planning elements and key processes and

iii) establishes the essential elements of its governance, ensuring, in any case, coordinated action between the Group entities and, where necessary, the participation of the Corporation, as the parent entity of Santander Group.

The aforementioned framework has a holistic nature, resulting from application to those special events or situations of any kind (e.g. financial and non-financial, systemic or idiosyncratic and slow or rapid evolution) in which there is a situation of exceptionality , Other than that expected or that should derive from the ordinary management of the business, and which may jeopardize the development of its business or lead to a serious deterioration in the financial situation of the entity or the Group as it entails a significant loss of appetite Risk and defined limits.

3.5 Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years the Group has developed and implemented structural and operational improvements in order to reinforce and consolidate its integral view of risk based on complete, accurate and recurring information, thus enabling senior management of the Group to assess risk and take decisions accordingly.

Once the objectives of the Risk Data Aggregation (RDA) project had been achieved at the end of 2015, in 2016 work continued to consolidate the comprehensive data and information management model, and its transposition to the countries where the Group operates.

Risks reports contain an appropriate balance between data, analysis and qualitative comments, include forward-looking measures, risk appetite data, limits and emerging risks, and are distributed in due time and form to senior management.

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

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•

The individuals segment includes all physical persons, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

•

The SMEs, companies and institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.

•

The Santander Global Corporate Banking (SGCB) segment consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business, countries of operation, product types, volume of revenues it represents for the bank, length of relation with the customer, etc).

The Group has a mainly retail profile, with 85% of its total risk exposure being generated by its commercial banking business.

2.	Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

		Credit risk with customers[2]		Non‑performing rate		Coverage rate
	Millions of euros	(million euros)		(%)		(%)
		2016	2015	2016	2015	2016	2015
Continental Europe		331,706	321,395	5.92	7.27	60.0	64.2
Spain		172,974	173,032	5.41	6.53	48.3	48.1
Santander Consumer Finance[1]		88,061	76,688	2.68	3.42	109.1	109.1
Portugal[3]		30,540	31,922	8.81	7.46	63.7	99.0
Poland		21,902	20,951	5.42	6.30	61.0	64.0
UK		255,049	282,182	1.41	1.52	32.9	38.2
Latin America		173,150	151,302	4.81	4.96	87.3	79.0
Brazil		89,572	72,173	5.90	5.98	93.1	83.7
Mexico		29,682	32,463	2.76	3.38	103.8	90.6
Chile		40,864	35,213	5.05	5.62	59.1	53.9
Argentina		7,318	6,328	1.49	1.15	142.3	194.2
US		91,709	90,727	2.28	2.13	214.4	225.0
Puerto Rico		3,843	3,924	7.13	6.96	54.4	48.5
Santander Bank		54,040	54,089	1.33	1.16	99.6	114.5
SC USA		28,590	28,280	3.84	3.66	328.0	337.1
Total Group		855,510	850,909	3.93	4.36	73.8	73.1

(1)	SCF includes PSA and Canada in figures for 2015.
(2)	Includes gross lending to customers, guarantees and documentary credits.
(3)	Portugal includes Banif in figures for 2015 and 2016

In 2016, credit risk with customers rose slightly by 0.6%, largely due to the increases in Brazil, SCF and Chile, which offset the fall in the United Kingdom, mainly due to the exchange rate effect. There is growth across the board in local currency, with the UK standing out.

These levels of lending, together with lower non-performing loans (NPLs) of €33,643 million (-9% vs. 2015) reduced the Group’s NPL ratio to 3.93%.

For coverage of these NPLs, the Group recorded net credit losses of €9,518 million, after deducting write-off recoveries. This fall is reflected in a fall in the cost of credit to 1.18%.

Detail of the main geographical areas

3.1. United Kingdom

Credit risk with customers in the UK amounted to €255,049 million at the close of December 2016, accounting for 30% of the Group total.

It is worth highlighting the mortgage portfolio because of its importance not only for Santander UK but for all of the Group’s lending. This stood at €180,476 million at the end of December 2016.

Mortgage portfolio

This mortgage portfolio consists of mortgages for acquisition or reforming homes, granted to new as well as existing customers and always constituting the first mortgage. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within UK territory, regardless of the destiny of the financing except in the case of some one-off operations in the Isle of Man. Mortgages can be granted for properties outside the UK, but the collateral for such mortgages must consists of a property in the UK.

Most of the credit exposure is in the south east of the UK, and particularly in the metropolitan area of London, where housing prices have risen over the last year.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio fell from 1.44% in 2015 to 1.35% at 2016 year-end. The decrease in the NPL ratio was sustained by the evolution of non-performing loans, which improved thanks to a more favorable economic environment, as well as increased NPL exits due to the improvements in the efficiency of the recovery teams. The volume of non-performing loans thus dropped by 6%, continuing the trend seen in 2015.

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

An additional indicator of the portfolio’s strong performance is the reduced volume of foreclosed properties, which in December 2016 amounted to €42 million, less than 0.03% of total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of housing enables sales to take place in a short period of time (around 18 weeks on average), contributing to the good results.

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The exit from the EU could also lead to legal uncertainty and potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues.

The negotiation of the UK’s exit terms is likely to take a many years.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which the group subject and could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the real estate operations unit - discussed below) amounted to €172,974 million (20% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

In 2016, total credit risk was in line with the previous year, after successive falls in recent years. The growing volume of new lending in the main individual and business segments portfolios offsets the lower funding to government bodies and the pace of repayments. Repayments exceeded growth in new lending in the individuals segment. Meanwhile, the companies segment returned to growth.

The NPL ratio for the total portfolio was 5.41%, 112 basis points lower than at year-end 2015, due to the trend of falling delinquency. This pattern is due to the lower gross NPL entries in the individual and business segments, which are 24% lower than 2015, and, to a lesser extent, the normalization of several restructured positions and portfolio sales.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at €49,056 million at 2016 year-end. Of this amount, 98.69 % was secured by mortgages.

	12/31/16
In millions of euros	Gross amount	Of which: Non-performing
Home purchase loans to families	49,056	1,893
Without mortgage guarantee	645	27
With mortgage guarantee	48,411	1,866

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.
•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.
•	Debtors provide all their assets as security, not just the home.
•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.
•	Stable average debt-to-income ratio at around 28.3%.
•	74% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

	12/31/16
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	10,735	11,556	13,568	7,976	4,576	48,411
Of which: Watchlist /Non-performing	148	215	320	379	804	1,866

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 70% in the case of second home mortgages.

Companies portfolio

The €96,081 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 56% of the total.

93% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 5.79% in 2016.

Real estate business

The Group manages, as a separate unit, the real estate business portfolio as result of the previous year’s sector crisis and the new business identified as viable. In both cases the Group has specialized teams not only involve in the risk areas, but also complement and support all these transactions life cycle: commercial management, legal treatment and an eventual recovery function.

In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12/31/16	12/31/15	12/31/14
Balance at beginning of year (net)	7,388	9,349	12,105
Foreclosed assets	(28)	(62)	(357)
Reductions (1)	(1,415)	(1,481)	(2,015)
Written-off assets	(430)	(418)	(384)
Balance at end of year (net)	5,515	7,388	9,349

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 61.9% (compared with 67.6% at December 2015) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 53.31%.

	12/31/16
Millions of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognized by the Group's credit institutions (including land) (business in Spain)	5,515	2,197	1,924
Of which:Watchlist/ Non-performing	3,412	1,705	1,819
Memorandum items: Written-off assets	1,562

Memorandum items: Data from the public consolidated balance sheet	12/31/16
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	161,729
Total consolidated assets	1,339,125
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,241

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	12/31/16
1. Without mortgage guarantee	405
2. With mortgage guarantee	5,110
2.1 Completed buildings	2,868
2.1.1 Residential	1,561
2.1.2 Other	1,307
2.2 Buildings and other constructions under construction	273
2.2.1 Residential	241
2.2.2 Other	32
2.3 Land	1,969
2.3.1 Developed consolidated land	1,717
2.3.2 Other land	252
Total	5,515

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group's senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group's anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

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

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.
•	Medium-high level projects, conducting to contracted demand and significant cities.
•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.
•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases dealt with exceptional nature.

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

Foreclosed properties

At December 31, 2016, the net balance of these assets amounted to €4,902 million (gross amount: €10,733 million; recognized allowance: €5,831 million, of which €3,286 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2016:

	12/31/16
Millions of euros	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	8,625	4,764	2,970	3,861
Of which:
Completed buildings	2,572	1,080	468	1,492
Residential	1,003	406	158	597
Other	1,569	674	310	895
Buildings under construction	762	382	246	380
Residential	746	373	245	373
Other	16	9	1	7
Land	5,291	3,302	2,256	1,989
Developed land	1,787	1,082	699	705
Other land	3,504	2,220	1,557	1,284
Property assets from home purchase mortgage loans to households	2,108	1,067	316	1,041
Other foreclosed property assets	—	—	—	—
Total property assets	10,733	5,831	3,286	4,902

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).

If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group's directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realized with levels of price reduction in line with the market situation

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2016	2015	2014
Gross additions	1.3	1.7	1.8
Disposals	(1.3)	(1.1)	(0.9)
Difference	—	0.6	0.9

3.3. United States

The credit risk of Santander’s USA subsidiary stood at €91,709 million at year-end 2016. This subsidiary comprises the following business units, after their integration under Santander Holdings USA in July:

•

Santander Bank N.A.: With total loans, including off-balance sheet exposure, of €54,040 million (59% of Santander US total). Its lending activity is focused on retail and commercial banking, of which 33% is with individuals and approximately 67% with companies. One of the main strategic goals for this unit is its transformation plan. This focuses on compliance with all regulatory programs, together with the development of the retail and commercial banking model towards a comprehensive solution for its customers.

Most of the lending of Santander Bank is secured - around 60% of the total - mainly in the form of mortgages to individuals and also in companies lending. This explains its low NPL ratio and cost of credit. The credit exposure has remain steady during 2016.

The NPL ratio remains very low, standing at 1.33% at December 31. The increase is explained by NPL classifications carried out in the first quarter for the Oil & Gas sector, which were offset by significant improvements throughout the rest of the year due to active portfolio management and favorable movements in oil prices. The cost of credit stood at 0.23%, up 10 basis points compared to year-end 2015, due mainly to increased coverage for customers in this sector. The coverage ratio, therefore, remains at comfortable levels ending the year at 100%.

•

Santander Consumer USA Holdings (SC USA): Focused on Automobile financing with lending of €28,590 million (31% of the total for the USA), including vehicle leasing amounting to €9,120 million. This activity is mainly based on its relationship with the Fiat Chrysler Automobiles (FCA) group, which dates back to 2013. Through this agreement, SC USA became the preferred lender for Chrysler vehicles in the USA. As a result, 48% of its current balance relates to loans and leasing for Chrysler vehicles. Its priority is to improve its portfolio mix, which started to be achieved in 2016, as described in greater detail on this unit’s specific section.

The risk indicators for Santander Consumer USA are higher than those of the other US units, due to the nature of its business, which focuses on vehicle financing through loans and leasing. The credit profile of the unit’s customers covers a wide spectrum as SC USA seeks to optimize the risk assumed and the associated returns. This means that the costs of credit are higher than those in other Group units, but these are compensated by the returns generated. This is facilitated by one of the most advanced technological platforms in the industry, including a servicing structure for third parties that is scalable and extremely efficient. Other competitive advantages include its excellent knowledge of the market and the use of internally-developed pricing, admission, monitoring and recovery models, based on effective management of comprehensive databases. This is complemented by the availability of numerous other business tools, such as discounts from the brands (OEM - Original Equipment Manufacturers), pricing policies with highly responsive recalibration capacity, strict monitoring of new production and optimized recovery management.

These figures also include the personal lending portfolio, which is considered non-strategic. In early 2016 the Lending Club business (Peer to peer) was sold for €824 million.

The NPL ratio remains moderate at 3.84% (up 18 basis points compared to the previous year), thanks to preventive delinquency management accordingly to the type of business involved. The cost of credit improved to 10.72%, from 10.97% at year-end 2015. This was due to new risk policies implemented in the first quarter, with more demanding criteria resulting in a higher quality mix of new lending, and lower volumes.

The leasing portfolio - business carried out exclusively under the FCA agreement and focused on customers with high quality credit profiles - grew by 30.9% in the year, to €9,120 million. The performance of customers has been positive, and the focus is now on managing and mitigating the residual value risk of the portfolio: i.e. the difference between the book value of the vehicles at the time of underwriting of the leasing agreement, and their potential value at potential value at maturity. These mitigating actions are carried out in accordance with the prudent risk appetite framework, through the definition of limits, and through management of the business, with rapid and efficient sales of the vehicles when the agreements end. The unit is currently evaluating “share-agreement” structures and sales agreements with third parties.

The growth in this portfolio has maintained profitability at adequate levels, with revenues performing favorably. This is reflected in the positive results for leases that matured during the year, and the mark-to-market valuation of vehicles in the portfolio compared to their book value, amounting to €67 million at year-end 2016.

The coverage ratio remains high, at 328% compared to 337% in the previous year.

•

Other USA businesses: Banco Santander Puerto Rico (BSPR) is a retail and commercial bank operating in Puerto Rico. Its lending stood at €3,843 million at year-end 2016, 4% of total lending in the USA. Santander Investment Securities (SIS), Nueva York, is dedicated to wholesale banking, with total lending at year-end 2016 of €1,459 million (2% of the USA total). Finally, Banco Santander International (BSI), Miami, focuses mainly on private banking. Its lending stood at €3,760 million at year-end 2016, 4% of total lending in the USA.

At an aggregate level, Santander USA’s lending increased by 1.1% compared to year-end 2015. Non-performing loans and cost of credit remained stable. This was due to the improved performance of SC USA’s Auto portfolios, following the implementation of new risk policies in the first quarter to improve the profile of new originations, and adjustments to the Oil & Gas sector in Santander Bank, in line with the industry. The NPL ratio stood at 2.28% (+15 basis points) at year end, with a cost of credit of 3.68% (+2 basis points).

Great progress has been made in projects related to existing regulatory commitments, particularly with regard to stress testing and CCAR (Comprehensive Capital Adequacy and Review) exercises, reducing the number of outstanding recommendations by 66%.

3.4. Brazil

Credit risk in Brazil amounts to €89,572 million, up 24.1% against 2015 and largely due to the strengthening of the Brazilian currency. Santander Brasil thus accounts for 10.5% of all Grupo Santander lending. It is adequately diversified and with a mainly retail profile (51.4% individuals, consumer finance and SMEs), without significant balances on mortgage portfolio.

The strategy focused on changing the mix used in recent years continued during 2016. Stronger growth was obtained in segments with a more conservative profile, fostering customer loyalty and digitalization at the same time. The individuals segment was marked by growth in the mortgage portfolio and the portfolio of payroll discount loans (marketed under the brand name Olé Consignado), commercial efforts aimed at the select segment, and by marketing campaigns to increase card exposure in the third quarter.

The NPL ratio stood at 5.90% at the end of 2016. Despite the economic situation, the outlook in Brazil is increasingly optimistic, as shown by the increase in confidence indicators and also inflation, which is converging towards the government's target range. As a result, the official interest rate (SELIC) has been reduced at recent meetings of the Monetary Policy Committee, after a period of increases. Nonetheless, the recovery could prove to be slower in terms of GDP and in employment, with direct impact on NPL entries/exists.

In view of this situation, Santander Brazil has implemented a series of measures to strengthen risk management. These measures focus both on improving the quality of new production and on mitigating the effects of the aforementioned adverse environment on the portfolio. This package of measures is based mainly on preventive management of arrears, thus anticipating possible further deterioration of customer balances. The highlights of the defensive measures included in the plan are as follows:

•	Preventive management of delinquency, extended through the payroll discount model (“consignado”).
•	Implementation of specific renegotiation products for different segments and products (Santander Financiamentos and real estate lending).
•	Reduction of limits for high risk products and customers, and implementation of maximum indebtedness limits.
•	Migration from revolving products to instalment repayment products
•	Increased collateralization of the portfolio.
•	Improved admission models, which are more accurate and predictive, and collection channels.
•	More tailored treatment of the largest SMEs.
•	Management of risk appetite by sectors, and restrictions on powers in the most critical sectors.

The coverage ratio stood at 93,1 % at 2016 year-end.

4. Credit risk from other standpoints

4.1. Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group's customers.

As defined in Chapter of the CRR (Regulation (EU) No 575/2013), counterparty credit risk is the risk that the counterparty to a transaction could default before the final settlement of the transaction's cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities or commodities lending transactions, deferred settlement transactions and guarantee financing transactions.

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

The Group is subject to the regulation of “Large Exposures” contained in Part Four of CRR (Regulation (EU) No 575/2013), according to which an institution's exposure to a customer or group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. Additionally, in order to limit large exposures, an institution may not incur an exposure to a customer or group of connected customers the value of which exceeds 25% of its eligible capital, after taking into account the effect of the credit risk mitigation contained in the Regulation.

The regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 4.7% of outstanding credit risk with clients (lending plus balance sheet risks).

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitizations to optimize the risk-return relationship for the whole portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group's risk at December 31, 2016 is as follows:

	12/31/16 (*)
Millions of euros	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	223,198	29,476	84,547	95,128	14,047
Public sector	181,423	60,254	43,812	73,500	3,857
Of which:
Central government	155,921	47,229	34,628	70,280	3,784
Other central government	25,502	13,025	9,184	3,220	73
Other financial institutions (financial business activity)	80,135	14,306	35,007	28,881	1,941
Non-financial companies and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	336,026	88,252	96,717	137,257	13,800
Of which:
Construction and property development	29,463	5,066	5,628	18,597	172
Civil engineering construction	7,289	3,292	2,023	1,974	—
Large companies	205,992	48,715	57,986	86,929	12,362
SMEs and individual entrepreneurs	93,282	31,179	31,080	29,757	1,266
Households – other (broken down by purpose)	457,948	66,253	275,314	108,957	7,424
Of which:
Residential	296,342	47,611	208,842	39,575	314
Consumer loans	140,823	13,172	61,042	61,909	4,700
Other purposes	20,783	5,470	5,430	7,473	2,410
Total (*)	1,278,730	258,541	535,397	443,723	41,069

(*)    For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2016, the provisionable country risk exposure amounted to €181 million (2015: €193 million). The allowance recognized in this connection at 2016 year-end amounted to €29 million, as compared with €25 million at 2015 year-end.

The Group's country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

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

This criterion, which has been employed historically by the Group, differs in certain respects from that requested by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA's criteria do not include risk exposure to central banks, exposure to insurance companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public sector entities (including regional and local entities) in general, not only the central government public sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks' obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2016, 2015 and 2014, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	12/31/16
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for-sale	Loans and receivables	Held-to maturity investments	Total net direct exposure
Spain	9,415	23,415	11,085	1,978	45,893
Portugal	(58)	5,982	1,143	4	7,072
Italy	1,453	492	7	—	1,952
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(1,171)	751	79	—	(341)
United Kingdom	475	1,938	7,463	7,764	17,639
Poland	287	5,973	30	—	6,290
Rest of Europe	—	502	289	—	791
United States	1,174	3,819	720	—	5,713
Brazil	4,044	16,098	1,190	2,954	24,286
Mexico	2,216	5,072	3,173	—	10,461
Chile	428	2,768	330	—	3,525
Other American countries	134	497	541	—	1,172
Rest of the world	1,903	889	683	—	3,475
Total	20,300	68,197	26,732	12,701	127,930

(*)     Includes short positions.

In addition, at December 31, 2016 the Group had net direct derivative exposures the fair value of which amounted to €2,505 million and net indirect derivative exposures the fair value of which amounted to €2 million.

	12/31/15
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for-sale	Loans and receivables	Held-to maturity investments	Total net direct exposure
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10,007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	-	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890
Total	29,087	71,950	20,000	4,211	125,248

(*)     Includes short positions.

In addition, at December 31, 2015 the Group had net direct derivative exposures the fair value of which amounted to €2,070 million and net indirect derivative exposures the fair value of which amounted to €25 million.

	12/31/14
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for-sale	Loans and receivables	Total net direct exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
United Kingdom	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
United States	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Other American countries	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364
Total	26,284	71,194	22,205	119,683

(*)     Includes short positions.

In addition, at December 31, 2014 the Group had net direct derivative exposures the fair value of which amounted to €1,028 million and net indirect derivative exposures the fair value of which amounted to €5 million. Also, the Group did not have any exposure to held-to-maturity investments.

4.5. Social and environmental risk

Banco Santander fosters the protection, conservation and recovery of the environment and the fight against climate change. To do so, Santander analyses the social and environmental risks of its funding transactions in the framework of its sustainability policies. These policies were updated in late 2015 after a thorough review process in which the best international practices and standards were taken into account).

During 2016, the Group went to great lengths to communicate and disseminate the new versions, coordination between the different teams was stepped up, and internal processes were improved to apply the new requirements of the social and environmental policies. Supporting documentation was developed for the business and risks teams, and a training course was given by external experts designed for the areas which take part in implementing the policies i sensitive sectors such as energy and soft commodities (related to the primary sector), and in other sectors such as mining-metals and chemicals. A total of 440 pupils from across the geographical spectrum in which the Group operates took part in the course

5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

Credit risk management is organized around a sound organizational and governance model, with the participation of the board of directors and the executive risk committee, which establishes the risk policies and procedures, the limits and delegation of powers, and approved and oversees the framework of the credit risk function.

Exclusively within the field of credit risk, the credit risk control committee is the collegiate body responsible for credit risk oversight and control of the Group. The aim of the committee is to effectively control credit risk, ensuring and advising the Chief Risk Officer and the risk control committee that credit risk is managed in accordance with Group’s level of risk appetite approved by the board of directors, which includes identifying and monitoring current and emerging credit risk and its impact on the Group’s risk profile.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning

5.1. Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer's ability to meet its contractual obligations to the Group and to other creditors. This involves analyzing the customer's credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in both the wholesale segment SGCB – Santander Global Corporate Banking (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

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

5.2. Planning (Commercial Strategic Plan)

The purpose of this phase is to limit the risk levels assumed by the Group, efficiently and comprehensively.

The credit risk planning process serves to set the budgets and limits at portfolio level. Planning is carried out through the Strategic Commercial Plan (SCP), created as a joint initiative between the sales and risk areas.

Approval and monitoring is the responsibility of each entity's top executive risk committee. Validation and monitoring is performed at corporate level.

The PECs enable the map of all the Group's loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

•	Scenario analysis is applied to all of the Group’s significant portfolios, usually over a three year horizon. The process involves the following main stages:
•	Definition of benchmark scenarios for the central or most likely (baseline scenario) and more stressed scenarios, which are less likely, but still possible (stress scenarios).
•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.
•

Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, provisions, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.
•	A series of controls and comparisons are run to ensure that the controls and back-testing are adequate, thus completing the process.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in gathering knowledge and in their decision making.

5.3. Establishment of limits, pre-classifications and pre-approvals

Limits are planned and established using documents agreed between the business and risk areas and approved by the executive risk committee or committees delegated by it, in which the expected business results, in terms of risk and return, are set out, together with the limits to which this activity is subject and management of the associated risks by group or customer.

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

•

Decisions requiring the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

Credit derivatives are financial instruments whose main objective is to cover credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded in non-organized markets. Hedging with credit derivatives, mainly through credit default swaps, is contracted with front-line banks.

5.5. Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers' credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models. In the business and SME with assigned analyst model, the function consists, among other things, of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously monitoring indicators

Four degrees are distinguished depending on the level of concern about the observed circumstances (extinguish, secure, reduce, monitor). The inclusion of a position in one of these four levels does not mean that default has occurred, but rather that it is advisable to adopt a specific policy toward that position, establishing a responsible person and time frame for it. Customers classified in this way are reviewed at least every six months, and every quarter in the most serious cases. A company can be classified in one of these levels as a result of surveillance, a decision by the officer responsible for the customer, the triggering of the system established for automatic warnings, or internal audit reviews

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

Surveillance of the risks of individual customers, businesses and SMEs with a low turnover is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Measurement and control

As well as monitoring customer credit quality, Santander establishes the control procedures needed to analyze the current portfolio and its evolution, through the various phases of credit risk.

The function uses a comprehensive vision of credit risk to assess risks from various complementary perspectives, with the main elements being control by countries, business areas, management models, products, etc., facilitating early detection of points for specific attention, and preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of risk with respect to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

5.7. Recovery management

Recovery is a significant function within the sphere of the Group's risk management. This function is performed by the recovery and collection unit, which defines a global strategy and an integrated approach to recovery management.

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

In order to manage recovery properly, action is taken in four main phases irregularity or early non-payment; recovery of non-performing loans; recovery of write-offs; and management of foreclosed assets. Indeed, the recovery function begins before the first non-

payment, when the customer shows signs of impairment and ends when the debt has been paid or returned to normal. The function aims to anticipate non-compliance and is focused on preventative management.

The current macroeconomic environment directly impacts the non-performance ratio and customer delinquency. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt collection and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within expected levels.

The diverse features of our customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological component, while personalized management focuses on customers who, because of their profile, require a specific manager and more individualized management.

Recovery activity has been aligned with the socio-economic reality of our countries and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and conditions, always ensuring, as a minimum, the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned early management mechanisms, in line with corporate policies, taking account of local realities and closely tracking vintages, stocks and performance. These policies are renewed and regularly adapted to reflect best management practices and regulatory changes.

As well as measures to adapt transactions to the customer’s payment capacity, another important feature is recovery management, which seeks non-judicial solutions to achieve early payment of debts.

One of the ways to recover debt from customers who have suffered a severe deterioration in their repayment capacity is through repossession (judicial or in lieu of payment) of the real estate assets that serve as collateral for the loans. In countries with a high exposure to real estate risk, such as Spain, very efficient sales management instruments have been put in place that enable capital to be recovered by the bank, reducing the stock on the balance sheet at a faster pace than other banks

Forborne loan portfolio

Forbearance is defined as the modification of the payment conditions of a transaction which allow a customer who is experiencing financial difficulties (current or foreseeable) to fulfil its payment obligations, on the basis that whether this modification was not to be made it would be reasonably certain that it would not be able to meet its financial obligations. The modification could be done in the same original transaction or through a new transaction which replaces the previous one. The aforementioned modifications are driven by concessions from the bank to the customer (concessions more favorable than those that are established in the market.

The Bank has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the financial institutions that form part of the Group. These share the general principles established in the new Bank of Spain circular 4/2016 and the technical criteria published in 2014 by the European Banking Authority, developing them in a more granular way on the basis of the level of customer impairment.

This policy sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. These forbearance principles:

•

Must be focused on recovery of the amounts due; must adapt the payment obligations to the customer’s actual situation; and must recognize a loss as soon as possible, if any amounts are deemed irrecoverable.

•	Forbearances may never be used to delay immediate recognition of losses or to hinder appropriate recognition of risks of default.
•	Further forbearance may also be granted if it is deemed appropriate in order to maximize recoveries, providing this does not in any way represent an incentive for non-payment by the customer.
•	Restructuring must always envisage maintaining existing guarantees and, if possible, improving them.
•

Forbearance decisions must be based on analysis of the transaction at a suitable level of the organization other than that which granted the initial transaction, or must be reviewed by a higher decisionmaking level or body.

Instances have been established for considering transactions to be experiencing financial difficulties, and therefore to be eligible for consideration for forbearance. Although the consideration of financial difficulties remains the responsibility of the analyst or manager, based on a number of risk indicators (high indebtedness, falling turnover, narrowing margins, impaired access to markets, operations included in a debt sustainability accord, risks relating to holders declared bankrupt with no liquidation filing, etc.), an operation can be considered for forbearance if it has been past due for more than 30 days at least once in the three months prior to the modification.

Classification criteria have also been defined for forborne transactions, in order to ensure risks are recognized appropriately. Transactions not classified as doubtful at the time of the forbearance are in general considered normal but under special surveillance. Those operations that remain classified as doubtful risk for not meeting the requirements for their reclassification to another category at the time of forbearance must fulfil a 12-month schedule of prudent payments, to ensure with reasonable certainty that the customer has recovered their payment capacity and is no longer doubtful.

The operation is no longer considered doubtful once this period has been completed, but remains subject to a trial period of special surveillance. This surveillance continues: whilst it is considered that the customer might still be experiencing financial difficulties; for at least two years; until the holder has paid all principal and interest outstanding from the date of the restructuring or refinancing; and providing that the holder has no other operations with amounts more than 30 days past due at the end of the trial period.

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

•

Customers subject to individual monitoring: the internal rating is an essential input in determining the probability of default. This rating is impacted by factors which are monitored regularly and must be updated at least once every six months for customers with forborne transactions.

At December 31, 2016, 37% of the forborne loan portfolio had undergone several modifications.

The following terms are used in Bank of Spain Circular 4/2016 with the meanings specified:

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

CURRENT REFINANCING AND RESTRUCTURING BALANCES

Amounts in millions of euros, except number of operations that are in units.	12-31-2016
	Total							Of which: Non-performing/Doubtful
	Without real guarantee (a)		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk.	Without real guarantee		With real guarantee				Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.			Number of transactions	Gross amount	Number of transactions	Gross amount	Maximum amount of the actual collateral that can be considered.
					Real estate guarantee	Rest of real guarantees						Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	78	384	31	272	25	213	11	17	11	13	7	6	—	2
Other financial institutions and: individual shareholder	195	87	98	26	13	7	20	63	30	40	11	7	2	17
Non-financial institutions and individual shareholder	191,481	7,116	37,027	14,128	8,894	1,735	6,665	81,395	3,922	15,748	8,464	5,894	500	6,119
Of which: Financing for constructions and property development	644	151	3,299	4,368	3,325	97	1,933	412	98	2,570	3,598	2,656	22	1,903
Other warehouses	2,191,444	4,592	837,681	21,855	11,097	4,608	4,399	851,918	1,819	109,032	4,426	3,278	346	2,689
Total	2,383,198	12,179	874,837	36,281	20,029	6,563	11,095	933,393	5,782	124,833	12,908	9,185	848	8,827
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The transactions presented in the foregoing tables were classified at December 31, 2016 by nature, as follows:

•

Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•

Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.
b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalized.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2016 in the forborne loan portfolio:

Millions of euros	2016
Beginning balance	43,187
Refinancing and restructuring of the period	14,065
Memorandum item:Impact recorded in the income statement for the period	2,864
Debt repayment	(8,619)
Foreclosure	(802)
Derecognized from the consolidated balance sheet	(4,693)
Others variations	(5,773)
Balance at end of year	37,365

61% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (55% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 18% of the total forborne loan portfolio and 47% of the non-performing portfolio).

Part 4.  Trading market and structural risk

A.Activities subject to market risk and types of market risk

The scope of activities subject to market risk includes transactions in which equity risk is borne due to changes in market factors. Thus they include trading risks and also structural risks which are also affected by market shifts.

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

•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a movement in exchange rates. Hence, a long position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments that quote with a margin over other benchmark instruments, mainly the yield of government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

Other types of market risk require more complex hedging. For example:

•

Correlation risk is the sensitivity of the value of a portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•

Market liquidity risk is that of a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. This risk can be caused by a reduction in the number of market makers or institutional investors, the execution of large volume of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

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

Depending on the nature of the risk, activities are segmented as follows:

a)Trading: financial services to customers and purchase-sale and taking positions mainly in fixed-income, equity and currency products. The SGCB (Santander Global Corporate Banking) division is mainly responsible for managing this risk.

b)Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1) Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk. This arises from maturity mismatches and repricing of all assets and liabilities.
•

Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro, irrespective of whether the company consolidates or not (structural exchange rate). Exchange-rate hedging positions for future profits in currencies other than the euro (hedging of profits) are also included under this hedging.

•

Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale portfolios consisting of equity positions.

b.2) Pension and actuarial risk

•

Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund will not cover these commitments in the accrual period for the provision and the profitability obtained by the portfolio will not be sufficient, obliging the Group to increase its contributions.

•	Actuarial risk: unexpected losses resulting from an increase in commitments to holders of insurance policies, as well as losses from unforeseen cost increases.

B.Trading market risks

1.Quantitative analysis

Grupo Santander’s trading risk profile remained relatively low in 2016, in line with previous years, due to the fact that the Group's activity has traditionally been focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factor.

1.1. Value at Risk (VaR) analysis

In 2016, the Group maintained its strategy of concentrating its trading activity on customer business, minimizing where possible exposures to directional risk in net terms. This is reflected in the Value At Risk (VaR) of the SGCB trading book, which, despite the market’s volatility in response to events during the year (Brexit, elections in Spain and the USA, the political and economic situation in Brazil and the constitutional referendum in Italy), grew in line with its average path over the last three years, ending 2016 at €17.9 million.

EVOLUTION OF VaR 2014-2016

Million euros. VaR at a 99% confidence interval over a one day horizon.

VaR during 2016 fluctuated between €11.1 million and €32.9 million. The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2016 was €18.3 million, very similar to the two previous years (€15.6 million in 2015 and €16.9 million in 2014).

The chart below shows the distribution of risk in VaR terms from 2014 to 2016. The accumulation of days with levels of between €8.25 million and €24.25 million (96%) is shown. Values of higher than €24.25 million (3.9%) largely occur in periods affected by temporary spikes in volatility, mainly in the Brazilian real against the dollar and also in the interest rates for both currencies.

VaR RISK HISTOGRAM

VaR at 99% over a one day horizon. Number of days (%) in each range.

Risk by factor

The following table displays the average and latest VaR values at 99% by risk factor over the last three years, and the lowest and highest values in 2016 and the Expected Shortfall (ES) at 97.5% at the close of 2016:

VaR AND EXPECTED SHORTFALL STATISTICS BY RISK FACTOR ,

Million euros. VaR at 99% and ES at 97.5%, with a time frame of one day

	2016					2015		2014
					ES
	VaR (99%)				(97.5%)	VaR		VaR
	Minimum	Average	Maximum	Latest	Latest	Average	Latest	Average	Latest
Total trading
Total	11.1	18.3	32.9	17.9	17.6	15.6	13.6	16.9	10.5
Diversification effect	(3.6)	(10.3)	(20.9)	(9.6)	(9.5)	(11.1)	(5.8)	(13.0)	(9.3)
Interest rate	8.9	15.5	23.1	17.9	16.8	14.9	12.7	14.2	10.5
Equities	1.0	1.9	3.3	1.4	1.7	1.9	1.1	2.7	1.8
Exchange rate	3.3	6.9	13.3	4.8	4.9	4.5	2.6	3.5	2.9
Credit spread	2.4	4.2	7.4	3.3	3.6	5.2	2.9	9.3	4.6
Commodities	0.0	0.1	0.2	0.1	0.1	0.2	0.1	0.3	0.1

Europe
Total	6.0	9.0	19.5	9.4	9.1	11.6	11.1	12.2	7.3
Diversification effect	(3.7)	(9.1)	(18.1)	(7.6)	(7.7)	(8.3)	(5.6)	(9.2)	(5.5)
Interest rate	5.0	8.2	14.9	9.1	8.6	10.6	10.9	8.9	6.2
Equities	0.9	1.6	2.8	1.5	1.6	1.4	1.0	1.7	1.0
Exchange rate	1.5	4.1	13.2	3.0	3.2	3.3	1.9	2.9	1.5
Credit spread	2.1	4.1	7.0	3.4	3.3	4.4	2.8	7.6	3.9
Commodities	0.0	0.1	0.2	0.1	0.1	0.2	0.1	0.3	0.1

Latin America
Total	5.9	13.7	26.9	13.5	14.4	10.6	9.7	12.3	9.8
Diversification effect	(0.6)	(3.6)	(15.1)	(2.7)	(3.0)	(4.8)	(4.4)	(3.5)	(12.2)
Interest rate	5.4	11.4	21.6	13.0	14.1	10.7	9.3	11.8	9.8
Equities	0.4	1.4	3.8	0.8	0.8	1.5	0.5	2.1	3.0
Exchange rate	1.3	4.5	11.4	2.4	2.5	3.2	4.3	2.0	9.2

USA and Asia
Total	0.7	1.3	4.8	2.7	2.8	0.9	0.9	0.7	0.7
Diversification effect	(0.2)	(0.5)	(1.2)	(0.6)	(0.2)	(0.5)	(0.4)	(0.3)	(0.2)
Interest rate	0.7	1.3	4.9	2.7	2.8	0.8	0.8	0.7	0.7
Equities	0.0	0.1	0.6	0.0	0.0	0.1	0.0	0.1	0.0
Exchange rate	0.1	0.4	0.9	0.5	0.2	0.4	0.4	0.3	0.2

Global activities
Total	0.3	0.6	1.9	0.5	0.8	1.6	0.4	2.3	1.9
Diversification effect	0.0	(0.1)	(0.3)	(0.1)	(0.1)	(0.6)	(0.2)	(0.6)	(0.6)
Interest rate	0.0	0.1	0.2	0.1	0.1	0.5	0.1	0.6	0.4
Credit spread	0.3	0.5	1.9	0.5	0.8	1.6	0.4	2.2	1.9
Exchange rate	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.2

At the end of 2016, VaR had increased by €4.3 million against 2015, increasing average VaR by €2.7 million. By risk factor, average VaR increased for exchange rates, interest rate and equity risk, but fell for credit spread and commodities. By geographies, there was a slight increase in Latin America and the United States/Asia, but it fell in the other geographies.

The evolution of VaR by risk factor has, in general, been stable over the last few years. The temporary rises in VaR for various factors are explained more by temporary increases in the volatility of market prices than by significant changes in positions.

VaR BY RISK FACTOR EVOLUTION

Million euros, VaR at 99% with a time frame of one day (15 day moving average)

Lastly, the table below compares the VaR figures with stressed VaR figures for the trading activity of the two portfolios with the highest average VaR in 2016.

STRESSED VaR vs VaR IN 2016: MAIN PORTFOLIOS

Million euros. Stressed VaR and VaR at 99% with one-day time horizon.

		2016				2015
		Min	Average	Max	Latest	Average	Latest
	VaR (99%)	3.1	5.7	14.1	4.7	8.9	11.2
Spain	Stressed VaR (99%)	10.5	14.9	23.9	14.3	19.4	13.5
	VaR (99%)	4.5	12.0	26.8	10.6	9.5	9.4
Brazil	Stressed VaR (99%)	6.4	22.2	47.5	23.0	16.6	14.2

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

In the first case and for the total portfolio, there were four exceptions for Value at Earnings (VaE) at 99% in 2016 (days on which daily profit was higher than VaE) on February 12 and 18, April 13 and June 24. These were caused primarily by major shifts in the exchange rates of Euro and Dollar against Brazilian Real as well as in the interest rate curves of these currencies, together with a generalized increase in volatility in the markets as a result of Brexit.

There was also an exception to VaR at 99% (days on which the daily loss was higher than the VaR) on February 3, caused mainly, as in the above cases, by high volatility in exchange rates and interest rate curves, in this case for Euro and Brazilian Real.

The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

BACKTESTING OF TRADING PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK (Million euros)

1.3. Distribution of risks and management results

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2016 was 69.6% compared with a contribution of 50.1% in economic results. Europe, with 29.7% of global risk, contributed 41.9% of results. In relation to prior years, there was a gradual homogenization in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

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

Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2016. The average VaR remained relatively stable, albeit with higher values in the second half of the year, while results evolved in a more regular way during the same period, and were higher in the first half.

TEMPORARY DISTRIBUTION OF RISK AND RESULTS IN 2016: PERCENTAGES OF ANNUAL TOTALS

VaR (at 99%, with a time frame of one day) and annual cumulative management result (million euros); percentage of annual totals.

The following frequency histogram shows the distribution of daily economic results on the basis of their size between 2014 and 2016. It shows that on over 95.9% of days on which the markets were open daily returns were in a range of between €-12 and +13 million.

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

The chart below shows the VaR Vega performance of structured derivatives business over the last three years. It fluctuated at around an average of €5 million. In general, the periods with higher VaR levels related to episodes of significant rises in volatility in the markets.

Although in 2015, VaR Vega was similar to the previous year in the first quarter of the year, in the two next quarters it was affected by high market volatility due to events such as Greece's bail-out, high stock market volatility in China and its currency depreciation, and rating downgrade in Brazil as well as the strong depreciation of its currency against the euro and the dollar. During 2016, a number of different events pushed up market volatility as indicated above (Brexit, general elections in Spain and the US, political-economic situation in Brazil, constitutional referendum in Italy).

EVOLUTION OF RISK (VaR) OF THE DERIVATIVES BUSINESS

Million euros. VaR Vega at 99%, with a time frame of one day

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order, in interest rates, equities, exchange rates and commodities. This is shown in the table below:

FINANCIAL DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

	2016				2015		2014
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	2.4	4.0	11.4	2.5	6.8	7.0	3.3	2.7
Diversification effect	(1.1)	(2.4)	(7.1)	(2.3)	(2.3)	(1.7)	(2.1)	(2.6)
VaR interest rate	2.0	3.6	10.6	2.6	6.5	7.3	2.4	1.7
VaR equities	0.9	1.7	3.0	1.3	1.5	0.8	1.8	2.0
VaR exchange rate	0.5	1.1	4.8	0.9	1.1	0.6	1.2	1.6
VaR commodities	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.1

Exposure by business unit was mainly concentrated in Spain, Santander UK, Brazil and Mexico (in that order).

FINANCIAL DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

	2016				2015		2014
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	2.4	4.0	11.4	2.5	6.8	7.0	3.3	2.7
Spain	2.1	3.6	11.3	2.3	6.6	6.9	2.4	1.5
Santander UK	0.6	1.3	3.4	0.9	0.9	0.9	1.4	0.9
Brazil	0.3	0.8	2.4	0.7	0.7	0.4	0.8	0.7
Mexico	0.2	0.4	0.8	0.2	0.8	0.3	0.9	1.3

The average risk in 2016 (€4 million) is lower compared to 2015 and higher than in 2014, for the reasons explained above.

Grupo Santander continues to have a very limited exposure to complex structured instruments or vehicles, showing that it maintains a culture in which prudence in risk management is particularly important. At the end of 2016, the Group had:

•

Hedge funds: the total exposure is not significant (€179.4 million at close of December 2016) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund. Exposure has fallen compared with the previous year.

•

Monolines: the Santander Group's exposure to bond insurance companies (monolines) was €49.5 million as of December 2016, mainly indirect exposure, €49 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is to double default, been the primary underlying assets of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non- payment by any of these insurance companies through a credit default swap). Exposure has fallen compared with the previous year.

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

The accompanying table shows the major positions at year-end in Spain, distinguishing between long (purchases of bonds and sales of CDS protection) and short (sales of bonds and purchases of CDS protection) positions:

Million euros. Data at December 30, 2016

	More ‘long’ positions (sales of protection)		More ‘short’ positions (purchase of protection)
	Exposure at default (EAD)	% of total EAD	Exposure at default (EAD)	% of total EAD
1st reference	1,132.6	18.5%	(30.9)	0.7%
2nd reference	132.3	2.2%	(24.0)	0.5%
3rd reference	90.9	1.5%	(19.0)	0.4%
4th reference	87.3	1.4%	(19.0)	0.4%
5th reference	81.9	1.3%	(18.7)	0.4%
Sub total top 5	1,525.0	24.9%	(111.6)	2.4%
Total	6130.0	100%	(4748.4)	100%

Note: zero recoveries are supposed (LCR=0) in the EAD calculation

1.6. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2016 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

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

At year-end, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets, stock market falls, depreciation of all currencies against the euro, and increased credit spreads and volatility. The results for this scenario at the close of 2016 are shown in the following table. .

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Million euros. Data at December 30, 2016

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(100.5)	(3.1)	(10.3)	(10.0)	(0.1)	(124.0)
Europe	(14.7)	(1.2)	(2.9)	(9.2)	(0.1)	(28.1)
Latin America	(74.8)	(1.9)	(6.8)	0.0	0.0	(83.5)
US	(7.5)	0.0	(0.5)	0.0	0.0	(8.0)
Global activities	(0.1)	0.0	0.0	(0.8)	0.0	(0.9)
Asia	(3.4)	0.0	(0.1)	0.0	0.0	(3.5)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result, would be, if the stress movements defined in the scenario materialized in the market, €124 million. This loss would be concentrated in Latin America (in the following order: interest rates, exchange rates and equity) and Europe (in the following order: interest rates, credit spread, exchange rates and equities).

Other global stress scenarios

Abrupt crisis: an ad hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

Subprime crisis: historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), in both cases there are falls in stock markets and in interest rates in core markets and rises in emerging markets, and dollar appreciation against other currencies.

“Plausible Forward Looking Scenario”: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and their expert judgment regarding short-term changes in market variables which can have a negative impact on such positions. This year, has been included in the set of scenarios handled by the entity.

EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and updated this year to the 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

This latter scenario replaced the sovereign debt crisis scenario in November 2014. This historic scenario identified four geographic zones (the USA, Europe, Latin America and Asia) and included interest rate rises, falls in stock markets and volatilities, widening credit spreads, depreciation of the euro and Latin American currencies, and appreciation of Asian currencies, against the dollar.

In 2016, the analysis of the Reverse Stress Tests was added. These tests are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements which could cause that situation are identified.

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

STRESS TEST RESULTS: COMPARISON OF THE 2014 TO 2016 SCENARIOS (ANNUAL AVERAGES)

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

2.2Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

•

The historical observation period for the factors: when calculating Stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analyzing the history of a subset of market risk factors selected based on expert judgment and the most significant positions in the books.

•

In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Moreover, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. Unlike VaR, ES has the advantage of better capturing the tail risk and of being a sub-additive metric.

Going forward, in the near term the Basel Committee has recommended replacing VaR with Expected Shortfall as the baseline metric for calculating regulatory capital for trading portfolios. The Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. Equal weights are applied to all observations when calculating ES.

2.3Analysis of scenarios

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

2.4Analysis of positions, sensitivities and results

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

2.5Derivative activities and credit management

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

2.6Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

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

3.System for controlling limits

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

The market risk limits used in Grupo Santander are established based on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative approach. The main ones are:

•	VaR and Stressed VaR limits.
•	Limits of equivalent positions and/or nominal.
•	Interest rate sensitivity limits.
•	Vega limits.
•	Delivery risk limits for short positions in securities (fixed income and securities).
•	Limits to constrain the volume of effective losses, and protect results generated during the period:
•	Loss trigger.

•	Stop loss.
•	Credit limits:
•	Total exposure limit.
•	Jump to default by issuer limit.
•	Others.
•	Limits for origination operations.

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

C.Structural balance sheet risks

1.Quantitative analysis

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2016, in line with previous years.

1.1.Structural interest rate risk

Europe and the United States

The main balance sheets, the Parent, United Kingdom and United States, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of 2016, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the euro yield curve, at €186 million, the British pound, at €166 million, the US dollar, at €140 million, and the Polish zloty, at €32 million, all relating to risks of rate cuts.

NET INTEREST INCOME (NII) SENSITIVITY

% of the total

Other: Portugal and SCF.

At the same date, the main risk to the most relevant economic value of equity, measured as its sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the euro interest rate curve, at €3,736 million, followed by the US dollar with €341 million, the British pound at €59 million and the Polish zloty at €45 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY

% of the total

Other: Poland, Portugal and SCF.

The tables below set out the interest-rate risk of the balance sheets of the parent bank and Santander UK by maturity, at the end of 2016.

PARENT BANK: INTEREST RATE REPRICING GAP

Million euros. December 30, 2016

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	365,495	112,927	67,646	21,565	15,836	27,989	119,534
Liabilities	399,667	112,551	43,856	57,518	43,329	59,929	82,484
Off balance sheet	34,172	34,174	(445)	2,477	45	(2,079)	0
Net gap	0	34,550	23,346	(33,477)	(27,448)	(34,020)	37,049

SANTANDER UK: INTEREST RATE REPRICING GAP

Million euros. December 30, 2016

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	322,299	162,655	37,162	63,408	19,719	19,106	20,249
Liabilities	326,740	194,038	23,848	27,133	21,550	29,803	30,368
Off balance sheet	4,441	(18,061)	8,872	(713)	8,598	5,745	0
Net gap	0	(49,443)	22,186	35,562	6,766	(4,953)	(10,118)

In general, the gaps by maturities are kept at reasonable levels in relation to the size of the balance sheet.

Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In 2016, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel changes in the worst-case scenario of ± 100 basis point, was concentrated in three countries: Brazil (€112 million), Chile (€37 million) and Mexico (€32 million), as shown in the chart below.

NET INTEREST INCOME (NII) SENSITIVITY

% of the total

Other: Argentina and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements, was also concentrated in Brazil (€489 million), Chile (€166 million) and Mexico (€113 million).

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY

% of the total

Other: Argentina and Uruguay.

The table below shows the interest-rate risk maturity structure of the Brazil balance sheet in December 2016.

BRAZIL: INTEREST RATE REPRICING GAP

Million euros. December 30, 2016

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	205,668	102,488	21,710	20,601	8,911	16,078	35,880
Liabilities	205,668	141,865	7,188	7,322	3,734	7,027	38,533
Off balance sheet	0	15,059	2,506	2,572	(140)	2,384	(22,382)
Net gap	0	(24,317)	17,028	15,852	5,037	11,435	(25,035)

Balance sheet structural interest rate VaR

In addition to sensitivities to interest rate movements (in which, assessments of ±100 basis points movements are supplemented by assessments of +/-25 basis points, +/-50 basis points and +/-75 basis points movements to give a fuller understanding of risk in countries with very low rates), Santander also uses other methods to monitor structural balance sheet risk from interest rates: these include scenario analysis and VaR calculations, applying a similar methodology to that for trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk over the last three years:

Balance sheet structural interest rate risk (VaR)

Million euros. VaR at a 99% confidence interval over a one day horizon.

	2016
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	242.5	340.6	405.8	327.2
Diversification effect	(129.2)	(271.0)	(294.3)	(288.6)
Europe and USA	157.7	376.8	449.3	365.0
Latin America	214.0	234.9	250.8	250.8

* Includes credit spread VaR on ALCO portfolios.

	2015
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	250.5	350.0	775.7	264.2
Diversification effect	(90.8)	(181.1)	(310.7)	(189.1)
Europe and USA	171.2	275.2	777.0	210.8
Latin America	170.1	255.9	309.3	242.6

* Includes credit spread VaR on ALCO portfolios.

	2014
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	411.3	539.0	698.0	493.6
Diversification effect	(109.2)	(160.4)	(236.2)	(148.7)
Europe and USA	412.9	523.0	704.9	412.9
Latin America	107.6	176.4	229.4	229.4

* Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged €340.6 million in 2016. It is important to note the high level of diversification between the Europe and United States balance sheets and those of Latin America.

1.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates. In 2016, hedging levels of the core capital ratio for exchange rate risk were maintained at around 100%.

At the end of 2016, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian reais, pounds sterling, US dollars, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management division is responsible for managing exchange-rate risk for the Group's expected results and dividends in units where the base currency is not the euro.

1.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage or control.

The equity portfolio available for the banking book at the end of 2016 was diversified in securities in various countries, mainly Spain, China, the USA, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are public administrations (stake in Sareb), professional, scientific and technical activities, the transport and storage sector and the manufacturing industry.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the close of 2016, the VaR at 99% with a one day time frame was €323 million (€208.1 and €208.5 million at the end of 2015 and 2014, respectively).

1.4. Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking (the VaR for this activity was described previously), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

Million euros. VaR at a 99% confidence interval over a one day horizon.

	2016				2015		2014
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	717.8	869.3	990.6	922.1	698.5	710.2	718.6	809.8
Diversification effect	(288.0)	(323.4)	(399.5)	(316.6)	(509.3)	(419.2)	(364.1)	(426.1)
VaR interest rate*	242.5	340.6	405.8	327.2	350.0	264.2	539.0	493.6
VaR exchange rate	564.1	603.4	652.7	588.5	634.7	657.1	315.3	533.8
VaR equities	199.3	248.7	331.5	323.0	223.2	208.1	228.4	208.5

* Includes credit spread VaR on ALCO portfolios.

2. Methodologies

2.1 Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that sought by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivities of net interest income and of economic value of equity to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital

Assets and liabilities interest rate gap

This is the basic concept for identifying the entity's interest-rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity's balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference which arises in the net interest income during a certain period of time due to a parallel movement in interest rates. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value (which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding), based on the impact that a change in interest rates would have on those current values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

This model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view)
•	Market data.
•	Historic data of the portfolio.

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

The Group is working on implementing the guidelines published by the Basel Committee in its review of the treatment of Interest Rate Risk in the Banking Book (IRRBB), published in April 2016, which come into force in 2018.

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

4. Pension and actuarial risk.

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks it incurs for the assets and investment of the fund, as well as the actuarial risks derived from the liabilities, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring, monitoring, controlling, mitigating and communicating this risk. The Group’s priority is thus to identify and mitigate all the focuses of risk.

This is why the methodology used by the Group estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates, inflation, stocks markets and properties, as well as credit and operational risk.

Actuarial risk is produced by biometric changes in the life expectancy of those with life assurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

The following are actuarial risks:

Risk of life liability: risk of loss in the value of life assurance liabilities caused by fluctuations in risk factors that affect these liabilities:

•	Mortality/longevity risk: risk of loss from movements in the value of the liabilities deriving from changes in the estimation of the probability of death/survival of those insured.
•	Morbidity risk: risk of the loss from movements in the value of the liabilities deriving from changes in estimating the probability of disability/incapacity of those insured.
•

Redemption/fall risk: risk of loss from movements in the value of the liabilities as a result of the early cancellation of the contract, of changes in the exercise of the right of redemption by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

•	Risk of costs: risk of loss from changes in the value of the liabilities derived from negative variances in envisaged costs.
•	Catastrophe risk: losses caused by catastrophic events that increase the entity's life liability.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

•	Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.
•	Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.
•	Catastrophe risk: losses caused by catastrophic events that increase the entity's non-life liability.

Part 5. Liquidity and funding risk

1.	Liquidity management

Structural liquidity management seeks to finance the Group's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

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

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•

A solid organizational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local asset and liability committees (ALCO) in coordination with the global ALCO, which is the body empowered by Banco Santander’s board in accordance with the ALM corporate framework.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable funding sources, optimizing the impact of its cost on the income statement, both under ordinary circumstances and under stress.

•

Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products; the use of liquidity buffers and limited use of balance sheet assets, as well as complying with both regulatory metrics and other metrics included in each entity’s risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored

The Group develops the ILAAP, or internal liquidity adequacy process), an internal self-assessment process of the adequacy of liquidity which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as input for the SREP (Supervisory Review and Evaluation Process). The ILAAP shares the stress scenarios described above, with the Santander Group recording sound liquidity ratios in all of these.

2. Funding strategy and evolution of liquidity in 2016

2.1. Funding strategy

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements of both markets and regulators.

In general terms,  the approaches to funding strategies and liquidity management implemented by Santander subsidiaries are being maintained.

•	Maintaining adequate and stable medium and long-term wholesale funding levels.

•	Ensuring a sufficient volume of assets which can be discounted in central banks as part of the liquidity reserve.

•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits in a retail banking balance sheet. Customer deposits are the main source of the Group’s funding, representing around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 87% of net loans at the end of 2016.

•

Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component. Medium and long term wholesale funding accounts for 20% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 40% senior debt, 30% securitizations and structured products with guarantees, 20% covered bonds, and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the strongest.

2.2. Evolution of liquidity in 2016

At the end of 2016, in comparison with 2015, the Group reported:

•

A stable ratio of credits over net assets (total assets minus trading derivatives and inter-bank balances) of 75%, similar to the level in recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 114%, within a very comfortable range (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium and long-term funding to lending was held at 114% in the year.

•	Reduced recourse to short-term wholesale funding. The ratio was around 3%, in line with previous years.

•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources - deposits, medium and long-term funding and capital - over structural liquidity needs - fixed assets and loans) rose in 2016, to an average of €151,227 million, unchanged on the end of the previous year.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

•	LCR (Liquidity Coverage Ratio)

Implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2016, the Group’s LCR ratio stood at 146%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio: Spain 134%, the UK 139%, Brazil 165%.

•	NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and will come into force on 1 January 2018.

In relation to this ratio, the Group benefits from a high weighting of customer deposits, which are more As regards this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. Taken together, this enabled Santander to maintain a balanced liquidity structure, with a high NSFR. This ratio stood at over 100% at the Group level and in most subsidiaries at al year-end 2016, even though this is not required until 2018.

Asset encumbrance

It is important to note the Group's moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reported Group information as required by the EBA at 2016 year-end is as follows:

On-balance-sheet encumbered assets

Billions of euros	Carrying amount of encumbered assets	Carrying amount of non‑ encumbered assets
Credits and loans	210.2	725.0
Equity instruments	10.9	9.7
Debt securities	62.6	128.8
Other assets	19.5	172.5
Total assets	303.2	1,035.9

Encumbrance of collateral received

Billions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	54.6	43.6
Credits and loans	—	—
Equity instruments	1.9	3.1
Debt securities	50.5	35.5
Other collateral received	2.2	5.1
Own debt securities issued other than own covered bonds or ABSs	—	4.1

Encumbered assets and collateral received and matching liabilities

Billions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	279.4	357.8

On-balance-sheet encumbered assets amounted to €303.2 billion, more than two-thirds of which are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to €54.6 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €357.8 billion of encumbered assets, which give rise to €279.4 thousand millions of matching liabilities.

At December 31, 2016 total assets encumbered in funding transactions represented 25 % of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,437 billion at December 2016). Therefore, the ratio of encumbered assets in funding transactions remained at the same level as in 2014: the Group’s recourse to TLTROs in 2016 was offset by the maturity of secured debt (mainly mortgage-backed securities) that has been replaced by unsecured debt.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

47 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12 % of the expanded balance sheet under EBA standards.

•

The other 53 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Part 6. Operational risk

1.	Definition and objectives

Following the Basel framework, Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The Group’s objective in controlling and managing operational risk is to identify, measure, evaluate, monitor, control, mitigate and communicate this risk.

The Group’s priority is thus to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analyzing exposure to OR helps to establish priorities in managing this risk.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the standardized approach provided for under the European Capital Requirements Directive.

2.	Operational risk management and control model

2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group's activities, products, processes and systems.

•	Define the target profile for the risk, specifying the strategies by unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof

•	Promote the involvement of all employees in the operational risk culture, through adequate training in all spheres and at all levels.

•	Measure and assess operational risk objectively, continuously and consistently with regulatory standards (BCBS, European Banking Authority, Single Supervisory mechanism, Bank of Spain) and the sector.

•	Continuously monitor operational risk exposure, and implement control procedures, improve the internal control environment and mitigate losses.

•	Establish mitigation measures that eliminate or minimize the risk.

•	Produce regular reports on operational risk exposure and its level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•

Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group's daily management, using the current technology and maximizing the automation of applications.

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

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

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

The Group uses the model to monitor the mitigation measures for the main risk sources which have been identified through the tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) used in OR management, and the preventive implementation of operational risk management and control policies and procedures.

Active mitigation management became even more important in 2016. A new governance model has been introduced, with the participation of the first line of defense and the operational risk control function, through which specialist business and support functions exercise additional control.

The most significant mitigation measures have been centered on improving the security of customers in their usual operations, the management of external fraud, continued improvements in processes and technology, and management of the sale of products and adequate provision of services.

Cybersecurity and data security plans

Throughout 2016, Santander continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.  One particularly noteworthy technical improvement has been in protection measures to cope with denial of service attacks.

The Group has evolved its internal cyber-security model to reflect international standards (including, the US NIST - National Institute of Standards and Technology - framework), incorporating concepts which can be used to assess the degree of maturity in deployment.

Based on this new assessment model, individual in-situ analyses have been carried out in the main geographies to identify deficiencies and include them in the cyber-security Master Plans.

The Group’s organizational and governance structure for the management and control of this risk has also been beefed up. Specific committees have been set up and cyber-security metrics have been included in the Group’s risk appetite.

The Group’s intelligence and analysis function has also been reinforced, by contracting bank threat monitoring services.

Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors

Another good practice which has been continued is that local units take part in different coordinated cyber-exercises in the different countries with public bodies, and also carrying out internal cyber-security scenarios such as risk assessment mechanisms, and response capacity tests when faced with these kinds of events

In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats

4.	Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimize the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.

•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image of, and confidence in, Grupo Santander.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2016, the Group continued to advance in implementing and continuously improving its business continuity management system. The methodology has been reviewed to include the definition of scenarios and plans to cope with emergency risks (such as cyber-risks), the reference policy for preparing IT contingency plans has been updated, and a control dashboard has been designed and deployed for monitoring the status of continuity plans in all geographies in which the Bank operates.

5.	Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2016, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of individual transactions of each Treasury trader in order to detect anomalous behavior not aligned with the specific limits for each desk.

•

Improvement of the “Speachminer” tool, which enhances control over recordings and enables compliance with new record keeping requirements for monitoring communication channels, adapted to the requirements of new regulations.

•	Strengthening of controls on cancelling and modifying operations and calculation of the actual cost thereof, where these are due to operational errors.

•	Reinforcement of additional controls to detect and prevent irregular transactions (such as controls on triangular sales).

•	Formalization of IT procedures, tools and systems for cyber-security protection, prevention and training.

•	Review of specific procedure for control and governance of trading in remote books used in some geographies and applying the procedure to the rest

•

Development of the Keeping in B project. This involves a range of inter-disciplinary teams seeking to reinforce aspects relating to corporate governance, compliance with money laundering and credit risk controls and procedures, the architecture of financial and operational architecture, technological platforms, regulatory and organizational aspects and sufficiency of resources.

Lastly, it is important to note that the business is also undertaking a global transformation and evolution of its operational risk management model. This involves modernizing its technology platforms and operational processes to incorporate a robust control model, enabling a reduction of the operational risk associated with its business.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group's main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to obtain a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of best practices among the Group's countries/units, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

This information acts as the basis for meeting reporting requirements vis-à-vis the risk control committee, the risk, regulation and compliance oversight committee, the operational risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

Grupo Santander regards insurance as a key element in the management of operational risk. In 2016, the Group has continued to develop procedures with a view to achieving better coordination between the different functions involved in management cycle of insurance policies used to mitigate operational risk. Once the functional relationship between the own insurance and operational risk control areas is established, the primary objective is to inform the different first line risk management areas of the adequate guidelines for the effective management of insurable risk. The following activities are particularly important.

•	Identification of all risks in the Group that can be covered by insurance, including identification of new insurance coverage for risks already identified in the market.

•	Establishment and implementation of criteria to quantify the insurable risk, backed by analysis of losses and loss scenarios that enable the Group’s level of exposure to each risk to be determined.

•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.

•

Technical assessment of the protection provided by the policy, its costs and the elements retained in the Group (franchises and other elements at the responsibility of the insured) in order to make contracting decisions.

•	Negotiating with suppliers and award of contracts in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.

•	Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.

•	Close cooperation between local operational risk executives and local insurance coordinators to strengthen mitigation of operational risk.

•

Active involvement of both areas in the global insurance sourcing unit, the Group’s highest technical body for defining coverage strategies and contracting insurance, the forum for monitoring the risk insured (created specifically in each geography to monitor the activities mentioned in this section), the claim monitoring forum, and the corporate operational risk committee.

Part 7. Compliance and conduct risk

1.	Scope, mission, definitions and objective

The compliance and conduct function fosters the adherence of the Group to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community at large.

This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

Under the current corporate configuration of the three lines of defense in Grupo Santander, compliance and conduct was consolidated in 2016 as an independent second-line control function reporting directly and regularly to the board of directors and the committees thereof, through the GCCO (Group Chief Compliance Officer), who acts independently.

The compliance and conduct function reports to the Chief Executive Officer (CEO). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•

Conduct risk: the risk caused by inappropriate practices vis-à-vis the Bank's relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Group's objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

Other control functions (risks and audit) also take part in controlling these risks.

2. Control and supervision of compliance risks

According to the configuration of lines of defense in the Grupo Santander and, in particular, within this function, the first lines of defense have primary responsibility for managing this function’s risks, jointly with the business units that directly originate such risks and the compliance and conduct function. This is performed either directly or through assigning compliance activities or tasks.

The function is also responsible for setting up, promoting and ensuring that the units begin to use the standardized frameworks, policies and standards applied throughout the Group. A number of different initiatives have been launched along these lines in 2016 throughout the Group, and they have been monitored and controlled.

The GCCO is responsible for reporting to Santander’s governance and management bodies, and must also advise and inform, as well as promote the development of the function, in accordance with the annual plan. This is independently of the vice chairman of risks’ and the GCRO’s other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

In 2016, the new compliance and conduct model was rolled out at the corporate level, and started to be developed in the main Group units and countries, providing the basic components for these risks to be managed (frameworks and policies for prevention of money laundering and terrorism financing, governance of products and services and consumer protection, regulatory compliance, reputational risk, etc.) and ensuring that other risks are duly covered by the appropriate units (codes of conduct, responsible financing policies, etc.). The pertinent governance, control and oversight systems are established for this purpose.

Furthermore, Internal audit - as part of its third-line of defense functions - performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

The essential components of compliance risk management are based on resolutions adopted by the board of directors, as the highest authority for such matters, through the approval of corporate frameworks - which regulate the relevant matters - and the Group's general code of conduct. These frameworks are approved at corporate level by Banco Santander, S.A. as the Parent of the Group, and are subsequently approved by the units, by way of their adherence thereto, for the purpose of transposing them, taking into account any applicable local requirements.

The corporate frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Anti-money laundering and terrorist financing framework

These corporate frameworks are developed in the Grupo Santander’s internal governance and are consistent with the Parent-subsidiary relationship model. The framework for marketing of products and services and consumer protection was brought together in a single document in 2016, to improve the integration of these areas and simplify their management.

The General Code of Conduct enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, it is supplemented in certain matters by the rules found in codes and internal rules and regulations.

In addition to the frameworks mentioned, the General Code of Conduct also establishes:

•	Compliance functions and responsibilities in this field.

•	The rules governing the consequences of non-compliance with it.

•	A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

The compliance and conduct function, under the supervision of the risk, supervision, regulation and compliance committee (RSRCC), is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the board is the owner of the Code and the corporate frameworks that implement it.

3. Governance and organizational model

A global transformation process - TOM - was carried out in 2016, in accordance with the mandate entrusted to the compliance and conduct function by the board. The scope and targets of this model were defined in the first phase. In 2016, the model was deployed in the corporation, and the Group also launched an assessment and development process in the main Group units, seeking to ensure that the compliance and conduct function is in line with the best standards in the financial sector by the end of 2018.

It is also important to note the coordination with the risk function and, in particular, with the operational risk function, which, through risk governance, fosters a global overview of all the Group’s risks. It also reports to the board and its committees.

3.1. Governance and corporate model

The following corporate committees - each of which has a corresponding local replica - are collegiate bodies with compliance competencies:

•	The regulatory compliance committee is the regulatory compliance collegiate body. It has the following key functions:

o	Controlling and overseeing regulatory compliance risk in the Group, as a second line of defense.

o	Defining the regulatory compliance risk control model in the Group and validating the annual work plans of the different local units.

o	Assessing proposed regulatory compliance programs, or modifying them, for presentation to the compliance committee and, subsequently, the board of directors for approval.

•	The marketing committee is the collegiate governance body for the approval of products and services. It has the following key functions:
o	Validating new products or services proposed by the parent company or by any subsidiary/Group unit, prior to their launch.
o	Establishing the marketing risk control model in the Group, including risk assessment indicators, and proposing the marketing risk appetite to the compliance committee.
o

Establishing interpretation criteria and approving the reference models to develop the corporate product and service marketing and consumer protection framework, and its rules, and to validate the local adaptations of those models.

o

Assessing and deciding which significant marketing questions might pose a potential risk for the Group, depending on the authorities granted or the powers which have to be exercised by legal obligation.

•

The monitoring and consumer protection committee is the Group’s collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues in all Group units. It has the following key functions:

o

Monitoring the marketing of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

o	Monitoring the common claim measurement and reporting methodology, based on root-cause analysis, and the quality and sufficiency of the information obtained.
o	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection within the Group.
o	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in marketing and consumer protection in a transversal way across the Group.

•	The anti-money laundering/combating financing of terrorism committee is the collegiate body in this field. It has the following key functions:
o	Controlling and overseeing anti-money laundering/combating financing of terrorism (AML/CFT) risk in the Group, as a second line of defense.
o	Defining the AML/CFT risk control model in Santander.
o	Considering corporate AML/CFT framework proposals for escalation to the compliance committee, and updates of that framework.
o	Considering and analyzing local adaptations and validating them, as the case may be.

•

The compliance committee. In 2016, in order to reinforce function governance, the functions and objectives of these committees have been aligned, to bring them in line with the Group governance model, including its actions in the compliance committee, which is the higher-level collegiate body of the compliance and conduct function and which combines the objectives of these committees:

o	Monitoring and assessing compliance and conduct risk which could impact on Grupo Santander, as the second line of defense:
o	Proposing updates and modifications to the general compliance framework and corporate function frameworks for ultimate approval by the board of directors.
o	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.
o	Setting up and assessing corrective measures when risks of this kind are detected in the Group, either due to weaknesses in established management and control, or due to new risks appearing.
o	Monitoring new regulations which appear or those modified, and establishing their scope of application in the Group, and, if applicable, the adaptation or mitigation measures necessary.

3.2. Organizational model

Derived from the aforementioned transformation program (TOM) and with the objective of attaining an integrated view and management of the different compliance and conduct risks, the function is structured using a hybrid approach in order to merge specialized risks (vertical functions) with an aggregated and homogenized overview of them (transversal functions).

4. Regulatory compliance

Control and supervision of regulatory compliance risk in events related to employees, organizational aspects, international markets and securities markets, developing policies and rules and ensuring compliance by units.

5. Product governance and consumer protection

As a result of the transformation of the compliance function into its new TOM, the former reputational risk Management, control and supervision of governance of products and services in the Group, and risks relating to marketing conduct with customers, consumer protection, and fiduciary and custody risk for financial instruments, developing specific policies and regulations in this regard.

6. Prevention of money laundering and of terrorist financing

Management, control and supervision of the application of the anti-money laundering and terrorist financing framework, coordinating analysis of local and Group information to identify new risks that might attract domestic or international sanctions. Analysis of new suppliers and participants in corporate transactions for approval and ensuring units comply with the rules and policies established in this regard, consolidating the global vision of these risks in the Group and global trends.

7.	Reputational risk

Development of the control and supervision model for reputational risk, through early detection and prevention of events, and mitigation of any potential impact on the Group's reputation for employees, customers, shareholders, investors and society in general.

8.	Compliance risk assessment model and risk appetite

The Group sets out the type of compliance and conduct risks that it is not willing to incur - for which it does not have a risk appetite - in order to clearly reduce the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance risk is organized in a homogeneous way in units, by establishing a common methodology, which consists of setting a series of compliance risk indicators and assessment matrices which are prepared for each local unit.

As in previous years, the compliance and conduct function carried out a regulatory risk assessment exercise in 2016 focused on the Group’s main units. This exercise is performed every year, using a bottom-up process. The first lines of the local units identify the inherent risk of all rules and regulations applicable to them, and once they have assessed how consistent controls upon them are, they determine the residual risk of each entity, and set up, as the case may be, the appropriate action plans. Actions plans have been designed to offset the risks identified in this risk assessment. These are monitored on a quarterly basis, unit by unit.

In accordance with the new TOM, the different indicators of the different compliance and conduct risks have been reviewed in 2016. Furthermore, a convergence plan has been established, with the assistance of the risk function to integrate the global overview of non-financial risks into a common tool called Heracles.

With this purpose, compliance and conduct proposed the risk appetite to the board of directors in July 2016, through its governance bodies and those of risks. The board of directors approved the proposal, and that risk appetite is currently being developed and implemented in the Group's units

Also as part of the TOM development, the taxonomy of the different types of compliance and conduct risk has been reviewed, in coordination with the risk function, so that such risks can be clearly identified.

Part 8. Model risk

The Group has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular. A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and cases. By simplifying in this way, we can focus our attention on the specific aspects which are considered to be most important to apply a certain model.

Using models implies model risk, which is defined as the potential negative consequences arising from decisions based on the results of incorrect, inadequate models or models used in an inappropriate way.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

The materialization of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Group's reputation.

The Group has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk, within the Risk Division.

The function is deployed at the corporation and also at each of the Group's main entities. This function is governed by the model risk framework, a common control framework throughout the Group with details concerning questions such as organization, governance, model management and model validation, According to internal regulations in force, the models committee is largely responsible for authorizing the use of models.

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

1.- Identification

As soon as a model is identified, it is necessary to ensure that it is included in the control of the model risk.

One key feature of proper management of model risk is a complete exhaustive inventory of the models used.

The Group has a centralized inventory, created on the basis of a uniform taxonomy for all models used at the various business units. The inventory contains all relevant information on each of the models, enabling all of them to be properly monitored according to their relevance. The inventory enables transversal analyses to conducted on the information (by geographic area, types of model, importance etc.), thereby easing the task of strategic decision-making in connection with models.

2.- Planning

All figures who take part in the model life cycle play a role in this phase (owners and users, developers, validators, data suppliers, technology, etc.), agreeing on and setting priorities regarding the models which are going to be developed, reviewed and implemented over the course of the year.

This planning takes place once a year at each of the Group's main entities, and is approved by local governance bodies, and validated by the corporation.

3.- Development

This is the model's construction phase, based on the needs set out in the Models Plan and the information furnished to this end by the specialists.

Most of the models used by the Santander Group are developed by internal methodology teams, though some models are also outsourced from external providers. In both cases, the development must take place using common standards for the Group, and which are defined by the corporation. By this means, we can assure the quality of the models used for decision-making purposes.

4.- Independent validation

Internal validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of Grupo Santander’s model risk.

Hence, a specialist unit is in place which is totally independently of both developers and users, draws up a technical opinion of the suitability of internal models to their purposes, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion takes the form of a rating which summarizes the model risk associated with it.

The internal validation encompasses all models under the scope of model risk control, from those used in the risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provisions models, stress tests, etc.), up to types of models used in different functions to help in decision making.

The scope of validation includes not only the more theoretical or methodological aspects, but also IT systems and the data quality they allow, which determines their effectiveness. In general, it includes all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

5.- Approval

This is the phase during which the newly developed model is implemented in the system in which it will be used. As indicated above, this implementation phase is another possible source of model risk, and it is therefore essential that tests be conducted by technical units and the model owners to certify that it has been implemented pursuant to the methodological definition and functions as expected

6.- Deployment and use

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.- Monitoring and control

Models have to be regularly reviewed to ensure that they function correctly and are adequate for the purpose for which they are being used, or, otherwise, they must be adapted or redesigned.

Also, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and related internal regulations.

Part 9. Strategic risk

For the Group, strategic risk is one the risks considered to be transversal, and there is a strategic risk control and management model which is used as a reference for Group subsidiaries. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

Strategic risk is the risk which is associated with strategic decisions and with changes in the entity's general conditions, which have an important impact on its business model in both the mid and long term.

The entity’s business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank's objectives each year and for the next three years at least.

Three categories or subtypes of strategic risk can be distinguished:

•

Business model risk: the risk associated with an entity's business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•

Strategy design risk: the risk associated with the strategy reflected in the entity's five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

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

Lastly, in addition to the three components above, strategic risk management and control also takes into account other risks which may not be of a strategic origin (credit, market, operational, compliance risks, etc.) but which could cause a significant impact or affect the entity’s strategy and business model. These risks are identified, assessed and managed through the corporate Risk Identification & Assessment exercise jointly by the business areas and the risks areas of the bank. This identifies the "Top Risks", which are regularly reported to the bank's senior management in a manner that enables them to be adequately monitored and mitigated.

Part 10. Capital risk

Santander defines capital risk as the risk that the Group or some of its companies do not have the amount and/or quality of sufficient equity to meet the minimum regulatory requirements set for operating as a bank, to fulfil the market’s expectations about its/their credit solvency and support business growth and the strategic possibilities they present, in accordance with the strategic plan.

Capital management and adequacy in the Group are conducted using an all-encompassing approach, seeking to guarantee the solvency of the entity, comply with regulatory requirements and obtaining the highest possible profitability. It is determined by the strategic targets and the risk appetite marked by the board of directors. With this purpose in mind, a series of policies are defined, reflecting the Group's approach to capital management:

•

Establish adequate capital planning which can be used to cover current needs and to provide the own funds needed to cover the needs of business plans, regulatory demands and associated short and mid term risks, maintaining the risk profile approved by the board

•	Ensure that under stress scenarios, the Group and its companies have sufficient capital to cover needs arising from the increased risks due to worsening macroeconomic conditions

•

Optimize use of capital through adequate capital allocation to businesses based on relative return on regulatory and economic capital, taking into account risk appetite, its growth and strategic targets

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

In late 2016, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2017, at the consolidated level, Grupo Santander has to maintain a minimum capital ratio of 7.75% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.25% for the capital conservation buffer, and 0.50% as a Global Systemically Important Entity). Grupo Santander must also maintain a minimum Tier 1 phase-in capital ratio of 9.25%, and minimum total phase-in capital of 11.25%.

The Group is working towards its goal of having a CET1 fully loaded ratio of 11% by 2018.

1.	Regulatory framework

In December 2010, the Basel Committee on Banking Supervision published a new global regulatory framework for international capital requirements (Basel III). This reinforced the requirements set out in the earlier Basel I, Basel II and Basel 2.5 regulations, enhancing the quality, consistency and transparency of the capital base and improving risk coverage.

The Basel III legal framework was incorporated into European regulations on 26 June 2013 through Directive 2013/36 (hereinafter, CRD IV), which repealed Directives 2006/48 and 2006/49 and Regulation 575/2013, on prudential requirements for credit institutions and investment firms (hereinafter, CRR).

CRD IV was introduced into Spanish law through Act 10/2014, on the ordering, supervision and solvency of credit institutions, and its subsequent regulatory implementation through Royal Decree Act 84/2015 and Bank of Spain Circular 2/2016, which completed the adaptation of the Spanish legislative framework. This Circular repealed most of Circular 3/2008 (which continued to apply to aspects of Circular 5/2008 on minimum own funds and mandatory information for mutual guarantee societies), on the determination and control of own funds; and a section of Circular 2/2014, on the exercise of various regulatory provisions set down in the CRR. The CRR is directly applicable in Member States from 1 January 2014 and repeals lower-ranking standards that entail additional capital requirements.

The CRR provides for a phase-in period that will allow institutions to adapt gradually to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014. The phase-in affects both the new deductions from capital and the instruments and elements of capital that cease to be eligible as capital under the new regulations. The capital conservation buffers provided for in CRD IV will also be phased in gradually, starting in 2016 and reaching full implementation in 2019.

The Basel regulatory framework is based on three pillars: Pillar I determines minimum eligible capital, allowing the possibility of using internal models and ratings to calculate risk-weighted exposures. The idea is that regulatory requirements should be more sensitive to risks actually borne by entities when carrying out their business activities. Pillar II establishes a supervisory review system to improve internal management of risks and self-assessment of capital adequacy based on risk profile. Lastly, Pillar III defines elements relating to information and market discipline.

On 23 November 2016, the European Commission published a draft of the new CRR and CRD IV, including different standards to those used by Basel, such as the Fundamental Review of the Trading Book for market risk, the Net Stable Funding Ratio for liquidity risk and the SA-CCR for calculating EAD for counterparty risk. It also introduced changes to the treatment of central clearing counterparties, the MDA (Maximum distributable amount), Pillar II and the leverage ratio. One of the most significant developments was the implementation of the TLAC Term Sheet issued by the FSB (Financial Stability Board) for capital, such that systemic entities have to comply with TLAC requirements in Pillar I, whilst non-systemic entities only have to comply with the MREL in Pillar II, as the resolution authority decides on a case by case basis.

For more detail on the regulatory novelties produced throughout the year, see the Report with Prudential Relevance, section 1.3.1.1.

In 2016, the European Banking Authority carried out a transparency exercise, in which it published capital and solvency information and details for sovereign positions at December 2015 and June 2016 for 131 banks in 24 European countries. This exercise has been aimed at promoting transparency and knowledge about European banks’ capital and solvency data, thereby enhancing market discipline and financial stability in the EU. The results demonstrate the Group's sound capital position and solvency, and show that it is ahead of its peers in many of the main metrics.

Lastly, the ECB Supervisory Board has launched the Targeted Review of Internal Models (TRIM) exercise, which is aimed at restoring its credibility, homogenizing discrepancies in capital requirements that are not due to the risk profile of exposures, and standardizing supervisory practices through better knowledge of models. This review affects 70 entities at European level and approximately 2,000 models; it is going to be developed in 2016, 2017 and 2018 with different intermediary milestones.

2.	Regulatory capital

In 2016, the solvency target set was achieved. Santander's CET1 fully loaded ratio stood at 10.55% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

	Thousands of Euros 31 Dec 2016	Thousands of Euros 31 Dec 2015
Reconciliation of accounting capital with regulatory capital
Subscribed capital	7,291,170	7,217,246
Share premium account	44,912,482	45,001,191
Reserves	49,243,853	45,974,743
Treasury shares	(6,71)	(209,735)
Attributable profit	6,204,188	5,966,120
Approved dividend	(1,666,652)	(1,546,410)
Shareholders’ equity on public balance sheet	105,978,327	102,403,156
Valuation Adjustments	(15,039,194)	(14,361,538)
Non-controlling interests	11,760,770	10,712,847
Total equity on public balance sheet	102,699,903	98,754,465
Goodwill and intangible assets	(28,405,092)	(28,253,941)
Eligible preference shares and participating securities	6,469,083	(6,570,176)
Accrued dividend	(802,104)	(721,725)
Other adjustments (*)	(6,252,932)	(2,870,841)
Tier I (Phase-in)	73,708,859	73,478,132

(*) Fundamentally for non-computable non-controlling interests and other deductions and reasonable filters in compliance with CRR.

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2016	2015
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	73,709	73,478
Level 1 additional eligible capital (millions of euros)	—	—
Level 2 eligible capital (millions of euros)	12,628	10,872
Risks (millions of euros)	588,088	585,633
Level 1 ordinary capital coefficient (CET 1)	12.53%	12.55%
Level 1 additional capital coefficient (AT1)	—	—
Level 1 capital coefficient (TIER1)	12.53%	12.55%
Level 2 capital coefficient (TIER 2)	2.15%	1.86%
Total capital coefficient	14.68%	14.40%

On February 3, 2016, the European Central Bank authorized the use of the Alternative Standard approach for the calculation of the capital requirements at a consolidate level derived from operational risk in Banco Santander (Brazil), S.A. The impact of the aforementioned authorization on the group risk weighted assets (-7,836) and, consequently, on their capital ratio, were not taken into account in the information published on January 27, 2016. This information is also included in this report for December 2015.

Eligible capital	Thousands of euros Dec 31, 2016	Thousands of euros Dec 31, 2015
ELIGIBLE CAPITAL
Common Equity Tier I	73,708,859	73,478,132
Capital	7,291,170	7,217,246
(-) Treasury shares and own shares financed	(9,799)	(213,829)
Share premium	44,912,482	45,001,191
Reserves	49,233,524	45,974,744
Other retained earnings	(14,924,287)	(13,435,490)
Minority interests	8,018,330	7,825,106
Profit net of dividends	3,735,436	3,697,963
Deductions	(24,547,997)	(22,588,801)
Goodwill and intangible assets	(21,585,371)	(21,587,333)
Others	(2,962,626)	(1,001,466)
Additional Tier I	—	—
Eligible instruments AT1	6,469,083	6,570,176
T1 excesses- subsidiaries	350,637	96,432
Residual value of intangibles	(6,819,721)	(6,666,608)
Deductions	—	—
Tier II	12,628,041	10,871,630
Eligible instruments AT2	9,038,877	6,936,602
Gen. Funds and surplus loans loss prov. IRB	3,492,850	3,866,305
T2 excesses- subsidiaries	96,314	68,723
Deductions	—	—
TOTAL ELIGIBLE CAPITAL	86,336,900	84,349,762

Note: Santander Bank and its affiliates had not taken part in any State aid programs.

Model roll-out

As regards credit risk, the Group continued its plan to implement Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities, as well as by the need for coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same, as is the case in Europe via the Capital Directive. However, in other jurisdictions, the same process is subject to the cooperation framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorization for the use of advanced models on a consolidated basis.

The Group currently has supervisory authorization to use advanced approaches for calculating the regulatory capital requirements for credit risk of the parent bank and its main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile, Scandinavia (Sweden, Finland, Norway), France and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. During 2016, the Portugal IFIC portfolios were authorized, and we a awaiting completion of the supervisory validation process for the Chile institutions and sovereigns, Santander Consumer Germany mortgages and most of its revolving products and PSA UK retail, dealers and fleets.

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. In February 2016, the European Central Bank authorized the use of the alternative standard approach to calculate capital requirements at consolidated level in Banco Santander Brazil.

As for the other risks expressly considered in Basel Pillar I, in market risk this year the Group received permission to use its internal model in the treasury trading activity in the UK, in addition to those already authorized in Spain, Chile, Portugal and Mexico.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU

Regulation no. 573/2013 of January 17, 2015, which was aimed at harmonizing calculation criteria with those specified in the BCBS Basel III leverage ratio framework and disclosure requirements document.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

Millions of Euros	12-31-2016	12-31-2015
Leverage
Level 1 Capital (millions of euros)	73,709	73,478
Exposure (millions of euros)	1,364,889	1,364,684
Leverage Ratio	5.40%	5.38%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

3. Economic capital

Economic capital is the capital needed, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long-term rating objective of “A” (two notches above Spain’s rating), which means a confidence level of 99.95% (above the regulatory level of 99.90%) for calculating capital requirements.

The measurement of Santander’s economic capital model includes all the significant risks incurred by the Group in its operations (risk of concentration, structural interest, business, pensions and others beyond the sphere of Pillar 1 regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational nature and many businesses, in order to determine the global risk profile and solvency.

Economic capital is a key tool for the internal management and development of the Group's strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the internal capital adequacy assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios. By using this planning, the Group ensures that it meets its solvency objectives even under adverse economic scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on the basis of risk, evaluating the economic viability of projects, units and lines of business, with the overriding objective of maximizing the generation of shareholder value.

As a homogeneous measurement of risk, economic capital can be used to explain the risk distribution throughout the Group, reflecting comparable activities and different types of risk in a metric.

RORAC and value creation

Grupo Santander has been using the RORAC methodology in its credit risk management since 1993 in order to:

•

Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Measurement of the Group units’ management, using budgetary tracking of capital consumption and RORAC.

•	Analyze and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for- like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximizing the creation of value, the ultimate aim of the Group’s senior management.

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

4. Capital planning and stress tests

Capital stress tests have become particularly important as a dynamic evaluation tool of the risks and solvency of banks. It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but plausible. Thus, it is necessary to have robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence a bank’s solvency.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks' risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The goal of the internal process of stress and capital planning is to ensure sufficient current and future capital, including when facing adverse though plausible economic scenarios. Starting from the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the envisaged results are estimated for different business environments (including severe recessions as well as “normal” macroeconomic situations), and the Group’s solvency ratios are obtained for a period of usually three years.

This process provides a comprehensive view of the Group’s capital for the time frame analyzed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The entire process is carried out with the maximum involvement and under the close supervision of senior management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, under a framework that ensures that the governance is the suitable one and that all elements that configure it are subject to adequate levels of challenge, review and analysis.

It should be noted that this internal capital planning and stress process is conducted transversally across the entire Group, not only at consolidated level, but also locally at the various units composing the Group. These units use the capital planning and stress process as an internal management tool and to respond to their local regulatory requirements

Throughout the 2008 economic crisis, Grupo Santander was submitted to six stress tests which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. All of them, thanks mainly to the business model and geographic diversification in the Group, showed that Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depositary Shares

Our Depositary is The Bank of New York Mellon, with its principal executive office located at 101 Barclay Street, New York, N.Y. 10286.

Each ADS represents the right to receive one of Common Stock of Santander, pay value €0.50 each.

Persons depositing or withdrawing shares or ADS holders must pay:
$5.00 (or less) per 100 ADSs

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$.05 (or less) per ADS (or a portion thereof)	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been deposited with the Depositary	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
$.05 (or less) per ADS (or a portion thereof) per calendar year	Depositary services
Registration and transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable (including SWIFT), telex and facsimile transmissions (when expressly provided in the Deposit Agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the Depositary or its agents for servicing the shares or other deposited securities	As necessary

The Depositary may collect any of its fees by deducting those fees from any cash distributions payable to owners, or by selling a portion of distributable property to pay the fees.  The Depositary may also collect its annual fee for Depositary services and its fees for any other charges incurred by deducting those fees from any cash distributions or by directly billing ADS holders.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account.  The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligations under the Deposit Agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the Depositary and that may earn or share fees, spreads or commissions.

Direct and Indirect Payments

The Depositary has agreed to make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders from time to time. Under certain circumstances, including termination of the program, we are required to repay to the Depositary amounts reimbursed in prior periods.

The reimbursements include direct payments (legal and accounting fees incurred in connection with preparation of Form 20-F and ongoing SEC compliance and listing requirements, listing fees, investor relations expenses, advertising and public relations expenses and fees payable to service providers for the distribution of hard copy materials to beneficial ADR holders in the Depositary Trust Company, such as information related to shareholders’ meetings and related voting instruction cards); and indirect payments (third-party expenses paid directly and fees waived).

In 2016, the Depositary made direct payments and reimbursements to us in the gross amount of US$ 5,192,308.93 for expenses related to investor relations with no withholding for tax purposes in the U.S. Of this total, US$ 5,192,308.93 was paid by JPMorgan Chase Bank, N.A., which was the Depositary until September 21, 2016, and US$0 was paid by The Bank of New York Mellon, which has been the Depositary since September 22, 2016.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Not Applicable

B. Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Not Applicable

Item 15.  Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2016, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2016, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores, S.L. which has audited the consolidated financial statements of the Group for the year ended December 31, 2016, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page F-1.

(c) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The audit committee has four members, all of whom are non-executive independent directors (as defined by Article 6.2c) of the Rules and Regulations of the Board). All members of the audit committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that the Board shall appoint the members of the audit committee, taking into account their knowledge, aptitude and experience in the areas of accounting, auditing or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the company´s sector of activity. Currently, the chairman of the audit committee is Belén Romana. The standards for director independence by Spanish law may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE for U.S. issuers. Our board of directors has determined that Belén Romana is a “Financial Expert”, as such term is defined in accordance with Section 407 of the Sarbanes-Oxley Act, given her training and expertise in accounting, auditing and risk management.

Item 16B. Code of Ethics

We have adopted a code of ethics (the “General Code of Conduct”) that applies to members of the board and to all employees of Banco Santander, S.A., notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. This Code establishes the principles that guide these officers’ and directors’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives or directors.

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

Item 16C. Principal Accountant Fees and Services

Amounts paid to the Group’s principal auditor (PwC in 2016 and Deloitte in 2015 and 2014), for statutory audit and other services were as follows:

	2016	2015	2014
	(in millions of euros)

Audit Fees	58.3	49.6	44.2
Audit Related Fees	18.0	46.9	31.1
Tax Fees	0.9	9.1	6.6
All Other Fees	3.6	12.6	8.0
	80.8	118.2	89.9

The services commissioned from the Group's auditors meet the independence requirements stipulated by the Audit Law, the US Securities and Exchange Commission (SEC) rules and the Public Accounting Oversight Board (PCAOB)   and any other legislation in force in each of the countries relevant to the audit, and they did not involve the performance of any work that is incompatible with the audit function.

The Group Audit Committee is required to pre-approve the audit and non-audit services performed by the Group’s auditors in order to assure that the provision of such services do not impair the audit firm’s independence.

In the first months of each year, the Group Audit Committee proposes to the board the appointment of the independent auditor. At that time, the Group Audit Committee pre-approves the audit and audit related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services will be included in the corresponding audit contracts of the Bank and of any other company of the Group with its principal auditing firm.

In addition, non-recurring audit or audit-related services and all non-audit services provided by the Group’s principal auditing firm are subject to case-by-case pre-approval by the Group Audit Committee.

During 2016, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.

All services provided by the Group’s principal auditing firm in 2016 detailed in the table above were approved by the audit committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2016:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	Publicly announced plans or	(or units) that may yet be purchased
2016	purchased	unit) in euros	programs	under the plans or programs
January	22,038,696	4.06	―	―
February	48,661,408	3.59	―	―
March	33,983,965	4.31	―	―
April	22,253,466	4.27	―	―
May	31,699,939	4.14	―	―
June	32,743,860	3.74	―	―
July	9,130,557	3.64	―	―
August	22,486,681	3.72	―	―
September	40,227,156	3.91	―	―
October	21,990,971	4.22	―	―
November	17,137,959	3.92	―	―
December	17,061,494	4.87	―	―
Total	319,416,152

*The number of shares purchased included securities lending and short positions.

During 2016, all purchases and sales of equity securities were made in open-market transactions.

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

Under Spanish law, section 529.duodecies of the Capital Companies Law, passed by RDL 1/2010 (July 2, 2010) sets out the requirements to be considered as independent director in a listed company but does not set the number of independent directors. There is a non-binding recommendation that the number of independent directors represent at least half of the total size of the Board. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall aim that the number of independent directors represent at least half of all directors. The board of directors of Santander has eight independent directors (out of fifteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board, in accordance with section 529 duodecies of the Capital Companies Law. We have not determined whether the directors on the Santander board would be considered independent under the NYSE rules except in the case of the members of our audit committee where we have determined that all of them meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. In accordance with section 529.duodecies of the Capital Companies Law, Article 6.2.c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:

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

Independence of the directors on the appointments committee and remuneration committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The appointments committee and the remuneration committee of the Bank’s board of directors are composed of five external directors (three are independent and two in the opinion of the board are neither proprietary nor independent), and the risk supervision, regulation and compliance committee is composed of seven external directors (five are independent and two in the opinion of the board are neither proprietary nor independent) and the chairman of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments committee and the remuneration committee is described under the caption “Audit Committee, Appointments Committee, Remuneration Committee and Risk Supervision, Regulation and Compliance Committee” below.

During the fiscal year 2016, none of the members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee.

Separate meetings for non-executive directors

In accordance with the NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, the board adopted the practice as a result of changes made following the board’s self-assessment exercise. The audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee of the Bank’s board of directors consist entirely of non-executive directors.

The audit committee met 10 times during 2016. The appointments committee met 10 times during 2016. The remuneration committee met 9 times during 2016. The risk supervision, regulation and compliance committee met 12 times during 2016.

Code of ethics

Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a General Code of Conduct that applies to members of the board and to all employees of Banco Santander, S.A., notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. On July 28, 2003, the board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The code came into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.

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

As of December 31, 2016, no waivers with respect to the General Code of Conduct had been applied for or granted.

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

Item 18. Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits

(b) List of Exhibits.

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
7.1	Ratios of earnings to fixed charges
8.1	List of Subsidiaries (incorporated by reference as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
15.2	Consent of Deloitte, S.L.

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

Date: March 31, 2017

INDEX TO FINANCIAL STATEMENTS

F-284

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2016 and the related consolidated income statement, statement of recognized income and expense, statement of changes in total equity and statement of cash flows for the year then ended present fairly, in all material respects, the financial position of Banco Santander, S.A. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores, S.L.

PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2015 and 2014, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2014, and the results of its operations, its changes in equity, and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 20, 2016 (March 31, 2017 as to the effects of the change in the Bank’s accounting policy on cash and cash equivalents and the retrospective adjustment of the consolidated statements of cash flows for the years ended December 31, 2015 and 2014 discussed in Note 1.d)

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

ASSETS	Note	2016	2015	2014
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		76,454	77,751	69,853

FINANCIAL ASSETS HELD FOR TRADING		148,187	146,346	148,093
Derivatives	9	72,043	76,724	76,858
Equity instruments	8	14,497	18,225	12,920
Debt instruments	7	48,922	43,964	54,374
Loans and advances		12,725	7,433	3,941
Central banks	6	—	—	—
Credit institutions	6	3,221	1,352	1,020
Customers	10	9,504	6,081	2,921
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		38,145	34,026	64,047

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		31,609	45,043	42,673
Equity instruments	8	546	630	879
Debt instruments	7	3,398	3,717	4,231
Loans and advances		27,665	40,696	37,563
Central banks	6	—	—	—
Credit institutions	6	10,069	26,403	28,592
Customers	10	17,596	14,293	8,971
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		2,025	—	—

FINANCIAL ASSETS AVAILABLE-FOR-SALE		116,774	122,036	115,250
Equity instruments	8	5,487	4,849	5,001
Debt instruments	7	111,287	117,187	110,249
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,980	26,742	30,046

LOANS AND RECEIVABLES		840,004	836,156	782,005
Debt instruments	7	13,237	10,907	7,510
Loans and advances		826,767	825,249	774,495
Central banks	6	27,973	17,337	11,814
Credit institutions	6	35,424	37,438	39,862
Customers	10	763,370	770,474	722,819
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		7,994	1,697	8,135

INVESTMENTS HELD-TO-MATURITY	7	14,468	4,355	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		2,489	—	—

HEDGING DERIVATIVES	11	10,377	7,727	7,346

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,481	1,379	1,782

INVESTMENTS	13	4,836	3,251	3,471
Joint ventures entities	13	1,594	1,592	1,696
Associated companies	13	3,242	1,659	1,775

REINSURANCE ASSETS	15	331	331	340

TANGIBLE ASSETS		23,286	25,320	23,256
Property, plant and equipment:		20,770	19,335	16,889
For own use	16	7,860	7,949	8,324
Leased out under an operating lease	16	12,910	11,386	8,565
Investment property:	16	2,516	5,985	6,367
Of which Leased out under an operating lease		1,567	4,777	5,215
Memorandum items: acquired in financial lease		115	195	173

INTANGIBLE ASSETS		29,421	29,430	30,401
Goodwill	17	26,724	26,960	27,548
Other intangible assets	18	2,697	2,470	2,853

TAX ASSETS		27,678	27,814	27,956
Current tax assets		6,414	5,769	5,792
Deferred tax assets	27	21,264	22,045	22,164

OTHER ASSETS		8,447	7,675	8,494
Insurance contracts linked to pensions	14	269	299	345
Inventories		1,116	1,013	1,099
Other	19	7,062	6,363	7,050

NON-CURRENT ASSETS HELD FOR SALE	12	5,772	5,646	5,376
TOTAL ASSETS		1,339,125	1,340,260	1,266,296

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at December 31, 2016.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

LIABILITIES AND EQUITY	Note	2016	2015	2014

FINANCIAL LIABILITIES HELD FOR TRADING		108,765	105,218	109,792
Derivatives	9	74,369	76,414	79,048
Short positions	9	23,005	17,362	17,628
Deposits		11,391	11,442	13,116
Central banks	20	1,351	2,178	2,041
Credit institutions	20	44	77	5,531
Customers	21	9,996	9,187	5,544
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		40,263	54,768	62,317
Deposits		37,472	51,394	58,487
Central banks	20	9,112	16,486	6,321
Credit institutions	20	5,015	8,551	19,039
Customers	21	23,345	26,357	33,127
Marketable debt securities	22	2,791	3,373	3,830
Other financial liabilities	24	—	1	—
Memorandum items: subordinated liabilities	23	—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST		1,044,240	1,039,343	961,052
Deposits		791,646	795,679	731,719
Central banks	20	44,112	38,872	17,290
Credit institutions	20	89,764	109,209	105,394
Customers	21	657,770	647,598	609,035
Marketable debt securities	22	226,078	222,787	209,865
Other financial liabilities	24	26,516	20,877	19,468
Memorandum items: subordinated liabilities	23	19,902	21,153	17,132

HEDGING DERIVATIVES	11	8,156	8,937	7,255

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK RATE	36	448	174	31

LIABILITIES UNDER INSURANCE CONTRACTS	15	652	627	713

PROVISIONS		14,459	14,494	15,376
Provision for pensions and other employment defined benefit obligations	25	6,576	6,356	7,074
Provisions for other long term employee benefits	25	1,712	1,916	2,338
Provisions for taxes and other legal contingencies	25	2,994	2,577	2,916
Provisions for commitments and guarantees given	25	459	618	654
Other provisions	25	2,718	3,027	2,394

TAX LIABILITIES		8,373	7,725	9,379
Current tax liabilities		2,679	2,160	4,852
Deferred tax liabilities	27	5,694	5,565	4,527

OTHER LIABILITIES	26	11,070	10,221	10,646

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	21
TOTAL LIABILITIES		1,236,426	1,241,507	1,176,582

SHAREHOLDERS’ EQUITY	30	105,977	102,402	91,663

CAPITAL	31	7,291	7,217	6,292
Called up paid capital		7,291	7,217	6,292
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	44,912	45,001	38,611
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—	—
Equity component of compound financial instruments		—	—	—
Other equity instruments		—	—	—
OTHER EQUITY	34	240	214	265
ACCUMULATED RETAINED EARNINGS	33	49,953	46,429	41,860
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(949)	(669)	(700)
(-) OWN SHARES	34	(7)	(210)	(10)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		6,204	5,966	5,816
(-) DIVIDENS	4	(1,667)	(1,546)	(471)

OTHER COMPREHENSIVE INCOME		(15,039)	(14,362)	(10,858)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(3,933)	(3,166)	(3,582)
Actuarial gains or (-) losses on defined benefit pension plans		(3,931)	(3,165)	(3,582)
Non-current assets classified as held for sale		—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(2)	(1)	—
Other valuation adjustments		—	—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(11,106)	(11,196)	(7,276)
Hedge of net investments in foreign operations (Effective portion)	29	(4,925)	(3,597)	(3,570)
Exchange differences	29	(8,070)	(8,383)	(5,385)
Hedging derivatives. Cash flow hedges (Effective portion)	29	469	171	204
Financial assets available-for-sale	29	1,571	844	1,560
Debt instruments		423	98	970
Equity instruments		1,148	746	590
Non-current assets classified as held for sale		—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates	29	(151)	(231)	(85)

NON-CONTROLLING INTEREST	28	11,761	10,713	8,909
Other comprehensive income		(853)	(1,227)	(655)
Others items		12,614	11,940	9,564

EQUITY		102,699	98,753	89,714
TOTAL LIABILITIES AND EQUITY		1,339,125	1,340,260	1,266,296
MEMORANDUM ITEMS
CONTINGENT LIABILITIES	35	44,434	39,834	43,770
CONTINGENT COMMITMENTS	35	231,962	221,738	208,349

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at December 31, 2016.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

	(Debit)/ Credit
	Note	2016	2015	2014
Interest and similar income	38	55,156	57,198	54,656
Interest expense and similar charges	39	(24,067)	(24,386)	(25,109)
Interest income / (charges)		31,089	32,812	29,547
Dividend income	40	413	455	435
Income from companies accounted for using the equity method	13 and 41	444	375	243
Commission income	42	12,943	13,042	12,515
Commission expense	43	(2,763)	(3,009)	(2,819)
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	869	1,265	1,427
Gains or losses on financial assets and liabilities held for trading, net	44	2,456	(2,312)	2,377
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	426	325	239
Gains or losses from hedge accounting, net	44	(23)	(48)	(69)
Exchange differences, net	45	(1,627)	3,156	(1,124)
Other operating income	46	1,919	1,971	1,682
Other operating expenses	46	(1,977)	(2,235)	(1,978)
Income from assets under insurance and reinsurance contracts	46	1,900	1,096	3,532
Expenses from liabilities under insurance and reinsurance contracts	46	(1,837)	(998)	(3,395)
Total income		44,232	45,895	42,612
Administrative expenses		(18,737)	(19,302)	(17,899)
Personnel expenses	47	(11,004)	(11,107)	(10,242)
Other general administrative expenses	48	(7,733)	(8,195)	(7,657)
Depreciation and amortization	16 and 18	(2,364)	(2,418)	(2,287)
Provisions or reversal of provisions	25	(2,508)	(3,106)	(3,009)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(9,626)	(10,652)	(10,710)
Financial assets measured at cost		(52)	(228)	(101)
Financial assets available-for-sale		11	(230)	(88)
Loans and receivables	10	(9,557)	(10,194)	(10,521)
Held-to-maturity investments		(28)	—	—
Impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(17)	(1)	(5)
Impairment on non-financial assets, net		(123)	(1,091)	(933)
Tangible assets	16	(55)	(128)	(136)
Intangible assets	17 and 18	(61)	(701)	(701)
Others		(7)	(262)	(96)
Gains or losses on non financial assets and investments, net	49	30	112	3,136
Gains from bargain purchases arising in business combinations		22	283	17
Gains or losses on non-current assets held for sale classified as discontinued operations	50	(141)	(173)	(243)
Operating profit / (loss) before tax		10,768	9,547	10,679
Tax expense or income from continuing operations	27	(3,282)	(2,213)	(3,718)
Profit from continuing operations		7,486	7,334	6,961
Profit or loss after tax from discontinued operations	37	—	—	(26)
Consolidated profit for the year		7,486	7,334	6,935
Profit attributable to non-controlling interests	28	1,282	1,368	1,119
Profit attributable to the parent		6,204	5,966	5,816
Earnings per share
Basic	4	0.41	0.40	0.48
Diluted	4	0.41	0.40	0.48

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2016.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

	Note	2016	2015	2014
CONSOLIDATED PROFIT FOR THE YEAR		7,486	7,334	6,935

OTHER RECOGNIZED INCOME AND EXPENSE		(303)	(4,076)	4,180
Items that will not be reclassified to profit or loss	29	(806)	445	(703)
Actuarial gains and losses on defined benefit pension plans		(1,172)	695	(1,009)
Non-current assets held for sale		—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(1)	—	—
Other valuation adjustments		—	—	—
Income tax relating to items that will not be reclassified to profit or loss		367	(250)	306
Items that may be reclassified to profit or loss	29	503	(4,521)	4,883
Hedges of net investments in foreign operations (Effective portion)		(1,329)	(27)	(1,730)
Revaluation gain (losses)		(1,330)	(27)	(1,730)
Amounts transferred to income statement		1	—	—
Other reclassifications		—	—	—
Exchanges differences		676	(3,518)	4,189
Revaluation gain (losses)		682	(3,518)	4,184
Amounts transferred to income statement		(6)	—	5
Other reclassifications		—	—	—
Cash flow hedges (Effective portion)		495	(91)	589
Revaluation gain (losses)		6,231	(105)	934
Amounts transferred to income statement		(5,736)	14	(345)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale		1,326	(1,216)	2,324
Revaluation gains (losses)		2,192	(555)	3,604
Amounts transferred to income statement		(866)	(661)	(1,280)
Other reclassifications		—	—	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognized income and expense of investments		80	(147)	361
Income tax relating to items that may be reclassified to profit or loss		(745)	478	(850)
Total recognized income and expenses		7,183	3,258	11,115
Attributable to non-controlling interests		1,656	796	2,005
Attributable to the parent		5,527	2,462	9,110

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2016.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

									Parent			Non-Controlling interest
			Other	Other	Accumulated			(-) Own	result		Other	Other
		Share	instruments	equity	retained	Revaluation	Other	Equity	for the	(-)	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	instruments	period	Dividends	income	income	elements	Total
Balance as at 12/31/15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognized income and expense	—	—	—	—	—	—	—	—	6,204	—	(677)	374	1,282	7,183
Other changes in equity	74	(89)	—	26	3,524	—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
Issuance of ordinary shares	74	(89)	—	—	—	—	15	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Dividends	—	—	—	—	(722)	—	—	—	—	(1,667)	—	—	(800)	(3,189)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,380)	—	—	—	—	—	(1,380)
Disposal of equity instruments	—	—	—	—	—	—	15	1,583	—	—	—	—	—	1,598
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246	—	174	—	(5,966)	1,546	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(197)	(197)
Share-based payment	—	—	—	(79)	—	—	—	—	—	—	—	—	—	(79)
Others increases or (-) decreases of the equity	—	—	—	105	—	—	(484)	—	—	—	—	—	(123)	(502)
Balance at 12/31/16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2016.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

									Parent			Non-Controlling interest
			Other	Other	Accumulated			(-) Own	result		Other	Other
		Share	instruments	equity	retained	Revaluation	Other	Equity	for the	(-)	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	instruments	period	Dividends	income	income	elements	Total
Balance as at 12/31/14	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/14	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Total recognized income and expense	—	—	—	—	—	—	—	—	5,966	—	(3,504)	(572)	1,368	3,258
Other changes in equity	925	6,390	—	(51)	4,569	—	31	(200)	(5,816)	(1,075)	—	—	1,008	5,781
Issuance of ordinary shares	925	6,390	—	—	—	—	120	—	—	—	—	—	320	7,755
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	890	890
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Dividends	—	—	—	—	(673)	—	—	—	—	(1,546)	—	—	(461)	(2,680)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,225)	—	—	—	—	—	(3,225)
Disposal of equity instruments	—	—	—	—	—	—	16	3,025	—	—	—	—	—	3,041
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,242	—	103	—	(5,816)	471	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	761	761
Share-based payment	—	—	—	(188)	—	—	—	—	—	—	—	—	107	(81)
Others increases or (-) decreases of the equity	—	—	—	137	—	—	(208)	—	—	—	—	—	(589)	(660)
Balance at 12/31/15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2016.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

									Parent			Non-Controlling interest
			Other	Other	Accumulated			(-) Own	result		Other	Other
		Share	instruments	equity	retained	Revaluation	Other	Equity	for the	(-)	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	instruments	period	Dividends	income	income	elements	Total
Balance as at 12/31/13	5,667	36,804	—	193	38,453	—	(332)	(9)	4,370	(406)	(14,152)	(1,541)	10,855	79,902
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(65)	—	(195)	—	—	—	—	(260)
Adjusted balance as at 12/31/13	5,667	36,804	—	193	38,453	—	(397)	(9)	4,175	(406)	(14,152)	(1,541)	10,855	79,642
Total recognized income and expense	—	—	—	—	—	—	—	—	5,816	—	3,294	886	1,119	11,115
Other changes in equity	625	1,807	—	72	3,407	—	(303)	(1)	(4,175)	(65)	—	—	(2,410)	(1,043)
Issuance of ordinary shares	625	1,807	—	—	—	—	95	—	—	—	—	—	8	2,535
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(532)	(532)
Dividends	—	—	—	—	(438)	—	—	—	—	(471)	—	—	(380)	(1,289)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,442)	—	—	—	—	—	(3,442)
Disposal of equity instruments	—	—	—	—	—	—	40	3,441	—	—	—	—	—	3,481
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	(63)	3,845	—	(13)	—	(4,175)	406	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	1,465	1,465
Share-based payment	—	—	—	(51)	—	—	—	—	—	—	—	—	—	(51)
Others increases or (-) decreases of the equity	—	—	—	186	—	—	(425)	—	—	—	—	—	(2,971)	(3,210)
Balance at 12/31/14	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2016.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Millions of euros)

	Note	2016	2015	2014
A. CASH FLOWS FROM OPERATING ACTIVITIES		21,823	5,678	(7,168)
Consolidated Profit for the year		7,486	7,334	6,935
Adjustments made to obtain the cash flows from operating activities		22,032	20,614	18,772
Depreciation and amortization cost		2,364	2,418	2,287
Other adjustments		19,668	18,196	16,485
Net increase/(decrease) in operating assets		17,966	69,587	91,667
Financial assets held-for-trading		6,234	866	12,580
Financial assets at fair value through profit or loss		(12,882)	2,376	11,012
Financial assets available-for-sale		(7,688)	15,688	27,968
Loans and receivables		27,938	53,880	39,224
Other operating assets		4,364	(3,223)	883
Net increase/(decrease) in operating liabilities		13,143	49,522	60,144
Liabilities held-for-trading financial		8,032	(2,655)	(4,667)
Financial liabilities designated at fair value through profit or loss		(13,450)	(8,011)	19,786
Financial liabilities at amortized cost		21,765	58,568	46,747
Other operating liabilities		(3,204)	1,620	(1,722)
Income tax recovered/(paid)		(2,872)	(2,205)	(1,352)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(13,764)	(6,218)	(6,005)
Payments		18,204	10,671	9,246
Tangible assets	16	6,572	7,664	6,695
Intangible assets	18	1,768	1,572	1,218
Investments	13	48	82	18
Subsidiaries and other business units		474	1,353	1,315
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments		9,342	—	—
Other proceeds related to investing activities		—	—	—
Proceeds		4,440	4,453	3,241
Tangible assets	16	2,608	2,386	986
Intangible assets	18	—	2	—
Investments	13	459	422	324
Subsidiaries and other business units		94	565	1,004
Non-current assets held for sale and associated liabilities	12	1,147	940	927
Held-to-maturity investments		132	138	—
Other payments related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(5,745)	8,960	(62)
Payments		9,744	7,248	8,094
Dividends	4	2,309	1,498	909
Subordinated liabilities		5,112	2,239	3,743
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,380	3,225	3,442
Other payments related to financing activities		943	286	—
Proceeds		3,999	16,208	8,032
Subordinated liabilities		2,395	4,787	4,351
Issuance of own equity instruments		—	7,500	—
Disposal of own equity instruments		1,604	3,048	3,498
Other proceeds related to financing activities		—	873	183
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,611)	(522)	2,629
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,297)	7,898	(10,606)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,751	69,853	80,459
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		76,454	77,751	69,853
MEMORANDUM ITEMS
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,413	7,436	7,491
Cash equivalents at central banks		54,637	56,556	50,123
Other financial assets		13,404	13,759	12,239
Less: Bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		76,454	77,751	69,853
In which: restricted cash		—	—	—

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2016.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements for the year ended December 31, 2016

1.     Introduction, basis of presentation of the consolidated financial statements and other information

a)Introduction

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

b)Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22 on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2016 were authorized by the Bank’s directors (at the board meeting on February 21, 2017) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2016, 2015 and 2014 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in its consolidated equity and the consolidated cash flows in 2016, 2015 and 2014. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

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

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2016:

•

Disclosure Initiative (Amendments to IAS 1) (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - the main objective of these amendments is to improve financial statement presentation and disclosures. To this end, the amendments introduce certain qualifications relating to materiality, aggregation and disaggregation of items and the structure of the notes.

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

•

Amendments to IASs 16 and 41 - bearer Plants (obligatory for annual reporting periods beginning on or after January 1, 2016 early application permitted) - under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

•

Amendments to IAS 27 - Equity method in separate financial statements (obligatory for annual reporting periods beginning on or after January 1, 2016 early application permitted) - these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

•

Amendments to IFRS 11 - Accounting for acquisitions of interests in joint operations (obligatory for annual reporting periods beginning on or after January 1, 2016 early application permitted) - these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

•

Improvements to IFRSs, 2012‑2014 cycle (obligatory for reporting periods beginning on or after January 1, 2016 early application permitted) - these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

•

IFRS 10 (Modification), IFRS 12 (Modification) and IAS 28 (Modification) Investment entities: Applying the exception to consolidation – These amendments clarify three aspects on the application of the requirement for investment entities to value subsidiaries at fair value instead of consolidating them. The proposed modifications:

•	Confirm that the exception to present consolidated financial statements continues to apply to the subsidiaries of an investment entity that are themselves controlling entities;
•	Clarify when a controlling investment entity should consolidate a subsidiary that provides services related to the investment rather than valuing that subsidiary at fair value; and
•	Simplify the application of the equity method for an entity which is not itself an investment entity but which has a stake in an associate that is an investment entity.
•

Amendments to IAS 19, Employee benefits - defined benefit plans: Employee contributions - these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without having to perform calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010‑2012 cycle - these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IAS 16, IAS 24 and IAS 38.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to December 31, 2016 were in force:

•

IFRS 9, Financial Instruments: Classification and Measurement, Hedge Accounting and Impairment (obligatory for reporting periods beginning on or after January 1, 2018). IFRS 9 defined the financial asset and certain non-financial assets purchases agreements classification and measurement model changes requirements. The main aspects included in the new standard are:

(a)

Classification of financial instruments: The criterion for classifying financial assets will depend both on their business management model and the features of the contractual flows. Consequently, the asset will be measured at amortized cost, at fair value with changes in other comprehensive income (equity), or at fair value with changes in profit and loss for the period. IFRS 9 also establishes the option of designating an instrument at fair value with changes in Profit and loss under certain conditions. The main activity of Santander Group is the concession of retail banking operations and does not concentrate its exposure on complex financial products. The main objective of the Group is to achieve a homogeneous implementation of the classification of financial instruments of the portfolios established under IFRS 9 and, for this purpose, it has developed standardized guidelines to enable a homogeneous analysis in all of its units. The Group is currently implementing an analysis of its portfolios under the mentioned guidelines in order to identify and classify the financial instruments into their corresponding portfolio under IFRS 9.

Based on the analysis currently being carried out, the Group expects that:

•	Financial assets classified as loans and held to maturity portfolios under IAS 39 will generally continue to be classified at amortized cost;
•

Available for sale debt instruments will continue to be classified at fair value with changes reported in other comprehensive income or at amortized cost; nevertheless, some of these assets will be classified at fair value, with changes reported in profit and loss for the year.

Available for sale capital instruments will be classified at fair value, with changes reported in profit and loss for the year, unless the Group decides, for non-trading assets, to classify at fair value, with changes reported in other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes reported in profit and loss for the year, due to the entity credit risk, will be classified on other comprehensive income.

(b)

Credit risk impairment model: The most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

•

Scope of application: The IFRS 9 asset impairment model is applicable to financial assets valued at amortized cost, to debt instruments valued at fair value through other comprehensive income, to leasing receivables, and to contingent risks and commitments not valued at fair value.

•

Application of practical expedients under IFRS 9: IFRS 9 contains a set of practical expedients that might be used by the entities to facilitate its implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical solutions will not be widely used:

•

Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold will be used as an additional – but not primary - indicator of significant risk increase.

•	Financial instruments that have low credit risk at the reporting date.
•

Impairment estimation methodology: The portfolio of financial instruments subject to impairment will be divided into three categories, based on the phase of each instrument with regard to its level of credit risk:

•

Phase 1: a financial instrument will be considered to be in this phase where there has been no significant increase in risk since its initial recognition. In this case, the value correction will reflect expected credit losses arising from defaults over the 12 months from the reporting date.

•

Phase 2: financial instruments are included in this phase when there has been a significant increase in risk since the date of initial recognition, but the impairment has not materialized. In this case, the value correction for losses will reflect the expected losses from defaults over the residual life of the financial instrument. The existence of a significant increase in credit risk will be determined by considering the quantitative indicators used in the ordinary management of credit risk, together with other qualitative variables, such as the indication of whether refinanced transactions are considered non-impaired and transactions included in special debt sustainability agreements.

•

Phase 3: financial instruments are catalogued in this phase when they show effective signs of impairment as a result of one or more events that have already occurred that will result in a loss. In this case, the amount of the value correction will reflect the expected losses for credit risk over the expected residual life of the financial instrument.

The methodology required for quantification of expected loss for credit events will be based on an unbiased and weighted consideration of the occurrence of a range of possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GNP, house pricing, unemployment rate, etc.).

In estimating the parameters used in the expected loss calculation (EAD, PD, LGD and discount rate), the Group leverages its experience of developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and regulatory requirements for provisions. As a result, it is focusing on preparing for, and adapting to, such requirements as it develops its IFRS 9 models.

•

Definition of default: it is consistent with the definition of default used by the Group. IFRS 9 does not define default, but contains a rebuttable presumption that default has occurred when an exposure is greater than 90 days past due.

•

Use of present, past and future information: both the measurement and the classification of the expected credit losses require a high degree of judgment and estimations that must consider information about past events and current conditions as well as forecasts of future events. In this sense, our estimations of expected losses consider multiple macroeconomic scenarios which probability will be assessed considering past event, the current situation and future trends of macroeconomic factors such as gross domestic products and unemployment rates. This information will be the input to assess the significant increases in credit risk using also PD estimations. The Group currently uses forward-looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group will leverage its experience in the management of such information and maintain consistency with the information used in the other processes.

•

Impairment recording: The main change with respect to the current standard related to assets measured at fair value with changes in other comprehensive income. For these assets, the portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

(c)

Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, so allowing there to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. According to the analysis performed until now, the Group expects to maintain the application of IAS 39 in hedge accounting.

Transition

European Union has already endorsed IFRS 9. The criteria established by this rule for the classification, measurement and impairment of financial assets, will be applied in a retrospective way adjusting the first opening balances in the first application date.

The Group is evaluating the effects of IFRS 9 application. Once this evaluation is finished, the Group will communicate the expected impact when a reliable estimation can be made, expected to be prior to the end 2017.

IFRS 9 application could suppose a loan impairment increase and a longer variability in the Group future results.

IFRS 9 implementation strategy

The Group has established a global workstream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, so that such processes are applicable in a uniform way for all Group units, and, at the same time, can be adapted to each unit’s individual features.

Accordingly, the Group is working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions.

In principle, the governance structure currently implemented at both corporate level and in each one of the units, complies with the requirements set out in the new standards.

Regarding the governance structure, the Group has set up a regular committee to manage the project governance structure, and a task force which is responsible for its tasks, and also assuring that the pertinent responsible teams take part.

Hence, the main divisions involved in the project at the highest level, and which are thus represented in the project governance bodies, are Risks, Financial Accounting & Control and Technology and Operations. Both the Internal Audit division and the External Auditor are also involved in the project, having shared the implementation plan and keeping regular meetings about the status of the project.

The project’s main phases and milestones

During this exercise, the Group has successfully completed the design and development phase of the implementation plan. The major milestones achieved include:

•	Complete the definition of functional requirements as well as the design of an operational model adapted to the requirements of IFRS 9.
•	Development a training plan for all the staff who could be involved or impacted with the standards application.
•	At the IT environment, the technological needs have been identified as well as the necessary adaptations to the existing control environment.

The Group is currently in the implementation phase of the models and requirements defined.

The objective of the Group at this stage is to ensure an efficient implementation, optimizing its resources as well as the designs elaborated in previous stages.

Once the implementation phase is completed, the Group will test the effective performance of the model through several simulations and ensuring that the transition to the new operating model meets the objectives established in the previous phases.

This last stage includes the parallel execution of the provisions calculation, as a complement to the internal simulations that the Group has been carrying out during the different phases of the project and to the participation of the Group in the different impact assessments that the regulators have carried out.

The Audit Committee is aware of the project and its relevance to the Group and is expected to follow up the project to its final implementation.

•

IFRS 15, Revenue from Contracts with Customers (obligatory for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC‑31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when (or as) the entity satisfies a performance obligation.

At the current date, the Group is assessing the possible impacts derived from these new standards.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after December 31, 2016 had not yet been adopted by the European Union:

•

IFRS 16 Leases (obligatory for annual reporting periods beginning on or after January 1, 2019) - this new standard on leases supersedes IAS 17. IFRS 16 will modify the accounting model that lessees currently use introducing a single lessee accounting model without distinguishing between finance leases and operating leases. Under this model, the lessee is required to recognize, for each leased asset, a right-of-use asset and a lease liability.

In compliance with IFRS 16 a lessee may elect to account for lease payments of operating leases as an expense on a straight-line basis over the lease term, or another systematic basis, for both, leases with a lease term of 12 months or less and containing no purchase options and leases where the underlying asset has a new value less than 5.000 $. The exception for short term leases must be applied to groups of assets, whereas the exception for low value leases can be applied asset by asset. For those leases where this exception does not apply the lessee will recognize a right-of-use and a lease liability, which may therefore cause fluctuations in significant ratios and related metrics.

When applying IFRS 16, the Group, from a lessee point of view, shall take a series of accounting decisions that will have an impact in the recognizable assets and liabilities amounts and, thus, in the financial ratios. The decisions we are referring to are associated with the choice of an alternative upon first-time application, since IFRS 16 allows alternative accounting treatments.

The Standard allows three different alternatives upon first-time application; choosing one or another may not only cause differences during the first year of implementation but also in subsequent ones, like in any implementation process.

Option 1 consists of applying IFRS 16 with full retrospective effect, reperforming the comparative information as if the standard had been applicable to the active lease agreements since they were recognized. (Full retrospective appliance, in compliance with IAS 8).

In option 2 comparative information is not restated. Alternatively, option 2 allows to recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application, January 1, 2019.

Regarding leases that were previously considered to be operating leases, liabilities on January 1, 2019 are measured discounting the residual future cash flows by using the interest rate of the lessor’s debt at the date of first adoption. Assets are measured likewise (adjusting the amount for any impairment or accrual previous to the date of first adoption).

In relation with leases that were previously considered to be finance leases, assets and liabilities recognized under IAS 17 remain this way.

Option 3 is similar to option 2, but with the difference that assets are measured on January 1, 2019 as if the new accounting policy had always been applied from the commencement of the lease (discounting the cash flows at the interest rate at the date of first adoption). Assets are measured at the beginning and, on January 1, 2019 the amount that remains to be amortized is analyzed. The difference between assets and liabilities is recognized against reserves on January 1, 2019.

Sale&Lease Back operations previous to the date of entry into force of this standard, will not have retrospective effect in regards with the recognition of the gain at the commencement of the operation.

The criteria that IFRS 16 sets out for Sale&Lease Back operations, therefore, will not be applicable. In contrast, they will be registered as if they were operating lease operations under IFRS 16.

•

Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture (without a defined mandatory effective date) - these amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

•

Modification of IAS 12 Recognition of deferred tax assets for unrealized losses. – A deferred taxes asset will be recognized for all the deductible temporary differences only to the extent that it is probable taxable profit will be available against which the temporary difference will be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction such that: (a) it is not a business combination; and (b) at the time it was performed it does not affect either the accounting or the taxable profit (loss).

•

Modification of IAS 7 Information disclosure initiative. – The standard rules that an entity shall provide disclosures that enable users of financial statements to assess changes in liabilities arising from financing activities, including both, those derived from financing cash flows and those that do not involve cash flows.

•

Clarifications to IFRS 15 Revenue from contracts with Customers. – The Standard rules that at the commencement of a contract, an entity shall assess the goods or services promised in a contract with a customer and shall identify performance obligations on the basis of each transfer compromise with the client: (a) a good or service (or a group of goods or services) that are different; or (b) a series of different goods or services that are substantially equal and have the same transfer pattern to the client.

•

Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash-settled share-based payment transactions. (b) Classification of share-based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

•	Modification to the IFRS 4 by applying IFRS 9 Financial instruments with IFRS 4 Insurance contracts.
•	Annual Improvements to IFRS Standards 2014‑2016 Cycle – Contains minor amendments to IFRS 1, IFRS 12 and IAS 28.
•

New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognize the profits associated to the income statement, it shall recognize both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates.

When the deferred incomes are subsequently recognized in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognized, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration  translated to (i) the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognized in the income statement as a profit or loss.

•	Modification of IAS 40 regarding Transfers of investment properties – Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2016 were applied in their preparation.

c)Use of critical estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by management of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

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

Although these estimates were made on the basis of the best information available at 2016 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statement.

d)Information relating to 2015 and 2014

On November 19, 2015, Circular 5/2015, of October 28, of the National Securities Market Commission, which adapts the models established in Annex II of Circular 1/2008, dated January 30, for the credit entities, to the new models provided for in Circular 5/2014 of November 28, of the Bank of Spain, for the years beginning on or after January 1, 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, without these changes being significant. The information for the years 2015 and 2014 has been re-classified under this Circular in a way that is comparative.

Also, in 2016 the Group changed its accounting policy with respect to the definition of cash and cash equivalents used in the preparation of its statements of cash flows. Until 2015, the Group considered the balances held in cash and at central banks to be cash and cash equivalents, whereas, starting in 2016 it considers such cash balances to be cash, cash balances at central banks and other deposits on demand held at credit institutions without restrictions. This change gave rise to a reduction of €3,578 million and an increase of €425 million in the total balance of cash and cash equivalents at 2015 and 2014 year-end, respectively.  As required by the applicable accounting standard, IAS 8, the Group applied the new accounting policy retrospectively and modified the consolidated statements of cash flows for 2015 and 2014, which gave rise in 2015 to a decrease in the net change in cash and cash equivalents of €4,003 million (2014: €2,931 million), a decrease in cash flows from operating activities of €7,179 million (2014: €3,229 million) and an increase of €3,176 million in the effect of foreign exchange rate changes (2014: €298 million) all of which with respect to the balances originally presented.

In 2014 the Group recognized the effects of the accounting changes introduced by the application of IFRIC 21, Levies, which amended the accounting for the contributions made by Santander UK to the Financial Services Compensation Scheme, as well as for those made by the Spanish financial institutions in the Group to the Deposit Guarantee Fund. The consolidated statements of changes in total equity for 2014 includes the impact on equity at the beginning of each of those years arising from the retrospective application of the aforementioned interpretation, which gave rise to a reduction in equity of €260 million at January 1, 2014.

In order to interpret the changes in the balances with respect to December 2016, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2016, based on the exchange rates at the end of 2016: Mexican peso (‑13.12%), US dollar (+3.28%), Brazilian real (+25.69%), sterling pound (‑14.28%), Chilean peso (+9.35%) and Polish zloty (‑3.32%).

e)Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC return on risk-adjusted capital and value creation of each business unit- are generated, analyzed and reported to the relevant governing bodies on a regular basis.

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

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which Santander Group is subject.

In December 2010 the Basel Committee on Banking Supervision published a new global regulatory framework for international capital standards (Basel III) which strengthened the requirements of the previous frameworks, known as Basel I, Basel II and Basel 2.5, and other requirements additional to Basel II (Basel 2.5), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On June 26, 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. The CRR is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

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

At December 31, 2016 the Group met the minimum capital requirements established by current legislation (Note 54).

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adaptation of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2016 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

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

In 2016 approval was obtained for the portfolios of the former IFIC unit integrated in Santander Totta (Portugal) and the Bank is awaiting the conclusion of the supervisor validation process for Sovereign and Institutions portfolios from Chile, Mortgages and most part of the Revolving from Santander Consumer Germany, as well as retail portfolio from PSA UK.

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardized approach provided for under the European Capital Requirements Directive. In January 2016 the European Central Bank authorized the use of the Alternative Standardized Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander (Brasil), S.A.

f)Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g)Events after the reporting period

From January 1, 2017 to March 31, 2017 date on which these consolidated financial statements were authorized for issue, the following significant event occurred:

On March 7, 2017, Santander Group announced that together with its partners in Allfunds Bank, S.A. (“Allfunds Bank”) had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund. The other shareholders in Allfunds Bank are Santander Group’s partners in Santander Asset Management, Warburg Pincus and General Atlantic, with a combined 25% and Eurizon Capital SGR, a subsidiary of Intesa Sanpaolo, with 50%.

The sale of Allfunds Bank takes place in the context of the agreement reached by Santander on November 16, 2016 with Warburg Pincus and General Atlantic to acquire their 50% stake in Santander Asset Management.

Santander Group estimates that the proceeds it will obtain from the sale of their stake of 25% in Allfunds Bank will be approximately €470 million, with a capital gain net of taxes of approximately €300 million, and that in 2018 such sale, together with the acquisition of the 50% of Santander Asset Management that Santander does not own announced on November 16, 2016, will have a positive impact on earnings per share already included in the estimates disclosed in such announcement, and will generate a return on invested capital (RoIC) above 20% (and above 25% in 2019). Santander Group also estimates that the capital consumption (core equity tier 1) of both transactions by the end of 2017 will be approximately 11 basis points.

The transaction is subject to obtaining all required regulatory approvals.

2.Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)    Foreign currency transactions

i.Presentation currency

The Bank’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.

ii.Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the presentation currency (currency of the main economic environment in which the entity operates); and
•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the presentation currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the presentation currency at the exchange rate at the date of acquisition.
•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.
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

iii.Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the presentation currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized in Other comprehensive income – Items that may be reclassified to profit or loss- Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized in equity under Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognized income and expense of investments in subsidiaries, joint ventures and associates, until the related item is derecognized, at which time they are recognized in profit or loss, unless it is not part of items not reclassified to profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognized under equity – Other comprehensive income – Items not reclassified to profit or loss - Actuarial gains or (-) losses on defined benefit pension plans.

iv.Entities located in hyperinflationary economies

At December 31, 2016, 2015 and 2014 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimizing the cost of financing the hedges.

The following tables show the sensitivity of consolidated profit and consolidated equity to the changes in the foreign currency positions resulting from all the Group’s foreign currency items caused by 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2016	2015	2014	2016	2015	2014

US dollar	(187.1)	(167.2)	(114.6)	(4.5)	(8.7)	(14.9)
Chilean peso	(27.9)	(23.7)	(23.3)	(4.2)	(5.0)	(6.2)
Pound sterling	(184.9)	(194.2)	(195.0)	(10.0)	(13.0)	(12.6)
Mexican peso	(16.2)	(19.7)	(18.1)	(5.4)	(5.9)	(6.7)
Brazilian real	(122.3)	(93.1)	(138.9)	(6.3)	(13.6)	(3.5)
Polish zloty	(31.5)	(32.8)	(34.1)	(3.3)	(3.9)	(3.8)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2016	2015	2014	2016	2015	2014

US dollar	190.8	170.5	117.0	4.5	8.8	15.2
Chilean peso	28.4	24.1	23.8	4.3	5.1	6.4
Pound sterling	188.7	198.2	198.9	10.2	13.2	12.8
Mexican peso	16.5	20.1	18.5	5.5	6.0	6.8
Brazilian real	124.7	94.9	141.8	6.5	13.8	3.6
Polish zloty	32.1	33.4	34.8	3.3	4.0	3.9

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

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2016, 2015 and 2014.

b)Basis of consolidation

i.Subsidiaries

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

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries for which control is lost during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

At December 31, 2016 the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A. and (ii) Luri 2, S.A, also the structured consolidated entities. The percentage ownership interests in the aforementioned companies were 31% and 30%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The company object of the first two entities is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii.Interests in joint ventures

Joint ventures are deemed to be entities that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in joint ventures are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a joint venture are eliminated to the extent of the Group’s interest therein.

At December 31, 2016 the Group exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The Appendices contain significant information on the joint ventures.

iii.Associates

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

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group and are recognized under Financial assets available-for-sale.

The Appendices contain significant information on the associates.

iv.Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

•	Percentage of ownership held by the Group; 20% is established as the general threshold.
•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.
•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.
•

Existence of currently exercisable removal rights (possibility of removing the manager from his position) since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•

Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal. Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

These structured entities also include the securitization special purpose vehicles (“SPV”), which are consolidated in the case of the SPVs over which, being exposed to variable yield, it is considered that the Group continues to exercise control.

The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.Business combinations

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

vi.Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, and no gain or loss is recognized in the income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in Other Comprehensive income of that company are derecognized from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognized. The difference between these amounts is recognized in profit or loss.

vii.Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2016, 2015 and 2014.

c)Definitions and classification of financial instruments

i.Definitions

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

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual preference shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognized for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and joint ventures (see Note 13).
•	Rights and obligations under employee benefit plans (see Note 25).
•	Rights and obligations under insurance contracts (see Note 15).
•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii.Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•

Financial assets held for trading (at fair value through profit or loss): This category includes financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•

Financial assets designated at fair value through profit or loss: This category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•

Financial assets available-for-sale: This category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and joint ventures, provided that such instruments have not been classified as Financial assets held for trading or as Financial assets designated at fair value through profit or loss.

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

•

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).

•

Investments held-to-maturity: This category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash, cash balances at Central Banks and other deposits on demand: Cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.

•

Loans and advances: Includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

•	Central Banks: Credit of any nature, including deposits and money market operations received from the Bank of Spain or other central banks.
•	Credit institutions: Credit of any nature, including deposits and money market operations, in the name of credit institutions.
•	Customers: Includes the remaining credit, including money market operations through central counterparties.
•	Debt instruments: Bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
•

Equity instruments: Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

•	Derivatives: Includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
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

iv.Classification of financial liabilities for measurement purposes

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

Financial liabilities are included for measurement purposes in one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): This category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

•

Financial liabilities designated at fair value through profit or loss: Financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

•

Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•

Deposits: Includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Central banks: Deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.
•	Credit institutions: Deposits of any nature, including credit received and money market operations in the name of credit institutions.
•	Customer: Includes the remaining deposits, including money market operations through central counterparties.
•

Marketable debt securities: Includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.

•

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

d)Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, investments held-to-maturity, unquoted equity instruments which cannot be reliably measured and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2016 there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

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

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Investments held-to-maturity are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any reduction for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

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

Unquoted equity instruments which cannot be reliably measured in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

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

ii.Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.Valuation techniques

The following table shows a summary of the fair values, at the end of 2016, 2015 and 2014, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2016			2015			2014
	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active Markets (Level 1)	Internal Models (Level 2 and 3)	Total
Financial assets held for trading	64,259	83,928	148,187	65,849	80,497	146,346	67,319	80,774	148,093
Financial assets designated at fair value through profit or loss	3,220	28,389	31,609	3,244	41,799	45,043	3,670	39,003	42,673
Financial assets available-for-sale (1)	89,563	25,862	115,425	92,284	27,962	120,246	90,149	23,455	113,604
Hedging derivatives (assets)	216	10,161	10,377	271	7,456	7,727	26	7,320	7,346
Financial liabilities held for trading	20,906	87,859	108,765	17,058	88,160	105,218	17,409	92,383	109,792
Financial liabilities designated at fair value through profit or loss	—	40,263	40,263	—	54,768	54,768	—	62,317	62,317
Hedging derivatives (liabilities)	9	8,147	8,156	400	8,537	8,937	226	7,029	7,255
Liabilities under insurance contracts	—	652	652	—	627	627	—	713	713

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2016, 2015 and 2014, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to €1,349 million, €1,790 million and €1,646 million, respectively (see Note 51.c).

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

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black&Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

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

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

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

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDO, the correlation of joint default of several issuers is implied from the market. For FTD, NTD and bespoke CDO, the correlation is estimated from proxies or historical data when no other option is available.

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
•

Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at December 31, 2016 amounted to €643.9 million (‑24.3% less than 2015) and DVA amounted to €390.2 million (‑26.5%). The reductions are due to a generalized fall in credit spread.

In addition, the Group amounts the funding fair value adjustment (FFVA); FFVA is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralized component of the OTC derivative portfolio. This includes the uncollateralized component of collateralized derivatives in addition to derivatives that are fully uncollateralized. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2016.

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

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2016, 2015 and 2014:

	Millions of euros
	Fair values calculated using internal models at 12/31/16
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	146,991	1,349
Financial assets held for trading	83,587	341
Credit institutions	3,220	—	Present Value Method	Yield curves, FX market prices
Customers (a)	9,504	—	Present Value Method	Yield curves, FX market prices
Debt and equity instruments	798	40	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	70,065	301
Swaps	53,499	55	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity
Exchange rate options	524	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	5,349	173	Black’s Model, Heath-Jarrow-Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation
Interest rate futures	1,447	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,725	26	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	7,521	45	Present Value Method, Monte Carlo simulation and other	Yield curves, Volatility surfaces, FX market prices, Other
Hedging derivatives	10,134	27
Swaps	9,737	27	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces
Interest rate options	13	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	384	—	N/A	N/A
Financial assets designated at fair value through profit or loss	28,064	325
Credit institutions	10,069	—	Present Value Method	FX market prices, Yield curves
Customers (c)	17,521	74	Present Value Method	FX market prices, Yield curves, HPI
Debt and equity instruments	474	251	Present Value Method	FX market prices, Yield curves
Financial assets available-for-sale	25,206	656
Debt and equity instruments	25,206	656	Present Value Method	FX market prices, Yield curves

LIABILITIES:	136,835	86
Financial liabilities held for trading	87,790	69
Central banks	1,351	—	Present Value Method	FX market prices, Yield curves
Credit institutions	44	—	Present Value Method	FX market prices, Yield curves
Customers	9,996	—	Present Value Method	FX market prices, Yield curves
Debt securities issues	—	—	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	73,481	69
Swaps	57,103	1	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI
Exchange rate options	413	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity
Interest rate options	6,485	21	Black’s Model, Heath-Jarrow-Morton Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Index and securities options	1,672	46	Black-Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	1,443	—	Present Value Method	FX & EQ market prices, Yield curves
Other	6,365	1	Present Value Method, Monte Carlo simulation and other	FX market prices, Yield curves, Volatility surfaces, Other
Short positions	2,918	—	Present Value Method	FX & EQ market prices, Yield curves
Hedging derivatives	8,138	9
Swaps	6,676	9	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	FX market prices, Yield curves
Interest rate options	10	—	Black’s Model	FX market prices, Yield curves
Other	1,452	—	N/A	N/A
Financial liabilities designated at fair value through profit or loss	40,255	8	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	652	—	See Note 15

	Millions of euros
	Fair values calculated using internal models at
	12/31/15		12/31/14
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	155,233	2,481	147,965	2,587
Financial assets held for trading	79,547	950	79,583	1,191
Credit institutions	1,352	—	1,020	—	Present Value Method
Customers (a)	6,081	—	2,921	—	Present Value Method
Debt and equity instruments	650	43	1,768	85	Present Value Method
Derivatives	71,464	907	73,874	1,106
Swaps	52,904	54	55,794	116	Present Value Method, Gaussian Copula (b)
Exchange rate options	1,005	—	1,000	—	Black-Scholes Model
Interest rate options	8,276	619	8,385	768	Black’s Model, Heath-Jarrow-Morton Model
Interest rate futures	84	—	132	—	Present Value Method
Index and securities options	1,585	120	2,420	111	Black-Scholes Model
Other	7,610	114	6,143	111	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	7,438	18	7,320	—
Swaps	6,437	18	7,058	—	Present Value Method
Exchange rate options	—	—	40	—	Black-Scholes Model
Interest rate options	19	—	28	—	Black’s Model
Other	982	—	194	—	N/A
Financial assets designated at fair value through profit or loss	41,285	514	38,323	680
Credit institutions	26,403	—	28,592	—	Present Value Method
Customers (c)	14,213	81	8,892	78	Present Value Method
Debt and equity instruments	669	433	839	602	Present Value Method
Financial assets available-for-sale	26,963	999	22,739	716
Debt and equity instruments	26,963	999	22,739	716	Present Value Method

LIABILITIES:	151,768	324	161,890	552
Financial liabilities held for trading	87,858	302	91,847	536
Central banks	2,178	—	2,041	—	Present Value Method
Credit institutions	76	—	5,531	—	Present Value Method
Customers	9,187	—	5,544	—	Present Value Method
Debt securities issues	—	—	—	—	Present Value Method
Derivatives	74,893	302	76,644	536
Swaps	55,055	1	56,586	49	Present Value Method, Gaussian Copula (b)
Exchange rate options	901	—	1,033	—	Black-Scholes Model
Interest rate options	9,240	194	9,816	294	Black’s Model, Heath-Jarrow-Morton Model
Index and securities options	2,000	107	3,499	193	Black-Scholes Model
Interest rate and equity futures	101	—	165	—	Present Value Method
Other	7,596	—	5,545	—	Present Value Method, Monte Carlo simulation and other
Short positions	1,524	—	2,087	—	Present Value Method
Hedging derivatives	8,526	11	7,029	—
Swaps	7,971	11	6,901	—	Present Value Method
Exchange rate options	—	—	2	—	Black-Scholes Model
Interest rate options	12	—	14	—	Black’s Model
Other	543		112	—	N/A
Financial liabilities designated at fair value through profit or loss	54,757	11	62,301	16	Present Value Method
Liabilities under insurance contracts	627	—	713	—	See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a net fair value of €- 1 million at December 31, 2016 (December 31, 2015 and 2014: positive net fair value of €46 million and €83 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

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

•	Callable interest rate Derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

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

During 2016, the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it has started to receive prices of interest rate derivatives with the option of a clear type of discount for €and USD and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type €and USD and derivatives on Stock baskets have become measurable and considered observable parameters, and therefore, these products have been reclassified from Level 3 to Level 2.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, management of the Bank consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognized in profit or loss in 2016 arising from models whose significant inputs are unobservable market data amounted €60 million (2015 and 2014: €28 million and a gain of €302 million, respectively).

The table below shows the effect, at December 31, 2016 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in millions of euros)
Portfolio / Instrument (Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt and equity instruments	Partial differential equations	Long-term volatility	27%‑41%	40.37%	(0.01)	0.2
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(1.7)	1.7
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%	2.79%	(34.8)	27.6
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	747.48(**)	(10.4)	10.4
	Standard Gaussian Copula Model	Probability of default	0%‑5%	2.71%	(0.8)	0.9

Other financial assets designated at fair value through profit or loss
Customers	Probability-weighted set (per forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%‑5%	2.84%	(8.0)	6.0
Debt and equity instruments	Probability-weighted set (per forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%‑5%	2.79%	(39.7)	31.5
		HPI spot rate	n/a	747.48(**)	(21.3)	21.3
Financial assets available-for-sale
Debt and equity instruments	Present Value Method and other	Default and prepayment rates, cost of capital, long-term earnings growth rate	(a)	(a)	—	—
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%	2.71%	(9.9)	11.7
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	702.11(**)	(10.7)	10.9
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	—	—

Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001‑0.03	1.0%	—	—

Financial liabilities designated at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)    TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30‑, 90‑, 180‑ and 360‑day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(**)  There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.

(***)Theoretical average value of the parameter. The change made for the favorable scenario is from 0.0001 to 0.03. An unfavorable scenario was not considered as there was no margin for downward movement from the parameter’s current level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of €0.1 million.

(a)

The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 basis points for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual value is positive (asset) or negative (liability), and discloses the joint effect associated with the corresponding instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in 2016, 2015 and 2014 were as follows:

	2015	Changes								2016
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656
TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349

Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8
TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

	2014	Changes								2015
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	1,191	—	(272)	—	—	24	—	(2)	9	950
Debt and equity instruments	85	—	(38)	—	—	(3)	—	(2)	1	43
Derivatives	1,106	—	(234)	—	—	27	—	—	8	907
Swaps	116	—	(63)	—	—	2	—	—	(1)	54
Interest rate options	768	—	(119)	—	—	(28)	—	—	(2)	619
Index and securities options	111	—	(45)	—	—	51	—	—	3	120
Other	111	—	(7)	—	—	2	—	—	8	114
Hedging derivatives (Assets)	—	—	—	—	—	1	—	17	—	18
Swaps	—	—	—	—	—	1	—	17	—	18
Financial assets designated at fair value through profit or loss	680	7	(47)	—	—	(64)	—	—	(62)	514
Loans and advances to customers	78	—	(5)	—	—	2	—	—	6	81
Debt instruments and Equity instruments	602	7	(42)	—	—	(66)	—	—	(68)	433
Financial assets available-for-sale	716	18	(75)	—	(72)	—	271	139	2	999
TOTAL ASSETS	2,587	25	(394)	—	(72)	(39)	271	154	(51)	2,481

Financial liabilities held for trading	536	4	(230)	—	—	(15)	—	—	7	302
Derivatives	536	4	(230)	—	—	(15)	—	—	7	302
Swaps	49	—	(47)	—	—	(1)	—	—	—	1
Interest rate options	294	—	(71)	—	—	(30)	—	—	1	194
Index and securities options	193	4	(112)	—	—	16	—	—	6	107
Hedging derivatives (Liabilities)	—	—	(16)	—	—	8	—	5	14	11
Swaps	—	—	(16)	—	—	8	—	5	14	11
Financial liabilities designated at fair value through profit or loss	16	—	(9)	—	—	(4)	—	—	8	11
TOTAL LIABILITIES	552	4	(255)	—	—	(11)	—	5	29	324

	2013	Changes								2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	282	182	(14)	—	—	167	—	575	(1)	1,191
Debt and equity instruments	50	4	(1)	—	—	—	—	32	—	85
Derivatives	232	178	(13)	—	—	167	—	543	(1)	1,106
Swaps	56	—	(2)	—	—	(14)	—	52	24	116
Exchange rate options	16	—	-	—	—	—	—	—	(16)	—
Interest rate options	—	162	(5)	—	—	257	—	359	(5)	768
Index and securities options	56	16	—	—	—	(100)	—	132	7	111
Other	104	—	(6)	—	—	24	—	—	(11)	111
Financial assets designated at fair value through profit or loss	510	37	(5)	—	—	61	—	90	(13)	680
Loans and advances to customers	61	—	(5)	—	—	18	—	—	4	78
Debt instruments and Equity instruments	449	37	—	—	—	43	—	90	(17)	602
Financial assets available-for-sale	715	35	(55)	—	(36)	—	(35)	78	14	716
TOTAL ASSETS	1,507	254	(74)	—	(36)	228	(35)	743	—	2,587

Financial liabilities held for trading	60	48	(6)	—	—	(73)	—	503	4	536
Derivatives	60	48	(6)	—	—	(73)	—	503	4	536
Swaps	2	—	—	—	—	—	—	47	—	49
Interest rate options	—	41	—	—	—	56	—	197	—	294
Index and securities options	—	7	(6)	—	—	(128)	—	259	61	193
Other	58	—	—	—	—	(1)	—	—	(57)	—
Financial liabilities designated at fair value through profit or loss	45	—	(26)	—	—	(1)	—	—	(2)	16
TOTAL LIABILITIES	105	48	(32)	—	—	(74)	—	503	2	552

iv.Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognized under Interest income or Interest expense, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

•

Financial assets available-for-sale are recognized temporarily under Items that may be reclassified to profit or loss - Financial assets available-for-sale, unless they relate to exchange differences, in which case they are recognized in Other comprehensive income under Items that may be reclassified to profit or loss - Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognized in Exchange differences (net) in the consolidated income statement.

•

Items charged or credited to Items that may be reclassified to profit or loss - Financial assets available-for-sale and Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in equity remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•

Unrealized gains on Financial assets available-for-sale classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized in Other comprehensive income under Items that may be reclassified to profit or loss - Non-current assets held for sale.

v.Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.The derivative hedges one of the following three types of exposure:

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

2.It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

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

3.There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

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

b.In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in Other comprehensive income -  under Items that may be reclassified to profit or loss – Hedging derivatives - Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in Other comprehensive income under Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in profit or loss.

d.The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognized directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are amortized to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under other comprehensive income - Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as financial assets/liabilities designated at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.

An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

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

f)Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2016, 2015 and 2014:

	December 31, 2016
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946
Total	180,838	(47,472)	133,366

	December 31, 2015
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	127,017	(42,566)	84,451
Reverse repurchase agreements	59,158	(2,066)	57,092
Total	186,175	(44,632)	141,543

	December 31, 2014
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	128,076	(43,872)	84,204
Reverse repurchase agreements	57,882	(7,064)	50,818
Total	185,958	(50,936)	135,022

	December 31, 2016
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	127,784	(45,259)	82,525
Repurchase agreements	82,543	(2,213)	80,330
Total	210,327	(47,472)	162,855

	December 31, 2015
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	127,917	(42,566)	85,351
Repurchase agreements	97,169	(2,066)	95,103
Total	225,086	(44,632)	180,454

	December 31, 2014
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	130,175	(43,872)	86,303
Repurchase agreements	113,075	(7,064)	106,011
Total	243,250	(50,936)	192,314

Also, the Group has offset other items amounting to €1,742 million (December 31, 2015 and 2014: €2,036 million and €2,084 million, respectively).

At December 31, 2016 the balance sheet shows the amounts €110,445 million on derivatives and repos as assets and €137,097 million on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g)Impairment of financial assets

i.Definition

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

As a general rule, the adjustment of the value of the impaired financial instruments is charged to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than 90 days past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: the period of one year has elapsed since the refinancing date, the holder has paid the accrued principal and interest accounts, and the customer has no other operation with overdue amounts of more than 90 days.

The following constitute effective guarantees:

a)Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the entity; the properties include:

a.Buildings and building elements, distinguishing among:

i.   Houses;

ii.  Offices commercial and multi-purpose premises;

iii.  Rest of buildings such as non-multi-purpose premises and hotels.

b.Urban and developable ordered land.

c.Rest of properties that classified in: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)Other types real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favor of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the transaction and implying direct and joint liability to the entity of persons other entities whose solvency is sufficiently proven to ensure the reimbursement of the operation on the agreed terms.

The balances relating to impaired assets continue to be recognized on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears.

When the recovery of a financial asset is considered remote, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.Debt instruments carried at amortized cost

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities as well as commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

Impairment losses allowances on debt instruments carried at amortized cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually: Significant debt instruments where impairment evidence exists. Consequently, this category includes mainly wholesale banking clients – Corporations, Earmarked Funding and Financial Institutions- as well as part of the larger Companies –Chartered- and developers from retail banking.

At balance sheet date, the group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.
•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.
•	Generalized delay in payments or insufficient cash flows to cover debts.
•	The lender, for economic or legal reasons related to the borrower’s financial difficulties, grants the borrower concessions or advantages that otherwise would not have been granted.
•	The borrower enters a bankruptcy situation or in any other situation of financial reorganization.

In these situations, an assessment is performed on the estimated future cash flows in connection with the relevant asset, discounted the original effective interest rate of the loan granted. The result is compared with the carrying value of the asset. The differences between the carrying value of the operation and the discounted value of the cash flow estimate will be analyzed and recognized as a specific provision for impairment loss.

•

Collectively, in all other cases: clients considered by the Group as “standardized”, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgments by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of losses incurred is expected to be higher or less than that which results from experience.

When the most recent trends related to portfolio risk factors are not fully reflected in statistical models as a result of changes in economic, regulatory and social conditions, these factors are taken into account by adjusting impairment provisions based on experience of other historical losses. On these estimates the Group performs retrospective and comparative tests with market references to evaluate the reasonableness of the collective calculation.

The Group’s internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances Known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the date of preparation of the consolidated annual accounts calculated using statistical procedures.

The amount of an impairment loss incurred on these instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

•

All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risks to which each instrument is subject; and
•	The circumstances in which collections will foreseeably be made.

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

•	Severity: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

In addition, in order to determine the coverage of impairment losses on debt instruments measured at amortized cost, the Group considers the risk that exists in counterparties resident in a given country due to circumstances other than the usual commercial risk (sovereign risk, transfer risk or risks arising from international financial activity).

The debt instruments measured at amortized cost and classified as doubtful are divided, according to the criteria indicated in the following sections:

i.Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than 90 days past due are provisioned individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are provisioned individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

This information is given in more detail in Note 54.c (Credit risk).

h)Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognized as interest over the contract term.

i)Non-current assets and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.

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

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2016 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognized at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortized as long as they remain in this category.

At December 31, 2016 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by €627 million; however, in accordance with the accounting standards, this unrealized gain could not be recognized.

The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of the International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.

The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

In the case of real estate assets awarded in Spain, which represent 87.1% of the Group’s total Non-Current assets held for sale, the valuation of the portfolio is carried out basically applying the following models:

•

Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on statistical valuations obtained by historical series of average market values (sales prices), distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

•

Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual static valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

•

Market Value Model according to the Statistical Evolution of Soil Values (Methodology used in the valuation of soils). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

In addition, in relation to the previously mentioned valuations, less selling costs, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)Reinsurance assets and liabilities under insurance contracts

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
iii)

Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

iv)

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

k)Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.Property, plant and equipment for own use

Property, plant and equipment for own use – including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

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

ii.Investment property

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

The Group in order to evaluate the possible impairment determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalization approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analyzed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalization approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

iii.Assets leased out under an operating lease

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

l)Accounting for leases

i.Finance leases

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

ii.Operating leases

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

iii.Sale and leaseback transactions

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

m)Intangible assets

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

i.Goodwill

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

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non-financial assets (net) - Intangible assets in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.Other intangible assets

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

The intangible asset amortization charge is recognized under Depreciation and amortization cost in the consolidated income statement.

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

n)Other assets

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

o)Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

p)Provisions and contingent assets and liabilities

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

•

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognize the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

•

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

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
•

Provisions for commitments and guarantees given: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

q)Court proceedings and/or claims in process

At the end of 2016 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

r)Own equity instruments

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

Transactions involving own equity instruments, including their issuance and cancellation, are charged directly to equity.

Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares, is directly added to or deducted from equity.

s)Equity-instrument-based employee remuneration

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

t)Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

ii.Commissions, fees and similar items

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

iii.Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

u)Financial guarantees

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

The provisions made for these transactions are recognized under Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

v)Assets under management and investment and pension funds managed by the Group

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

w)Post-employment benefits

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
•

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions or reversal of provisions.

•	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.

•

Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

The remeasurement of the net defined benefit liability (asset) is recognized in Other comprehensive income under Items not reclassified to profit or loss and includes:

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

x)Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognized under Provisions or reversal of provisions in the consolidated income statement (see Note 25).

y)Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z)Income tax

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

aa)Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

ab)Consolidated statements of recognized income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.
b.	The net amount of the income and expenses recognized in Other comprehensive income under items that will not be reclassified to profit or loss.
c.	The net amount of the income and expenses recognized in Other comprehensive income under items that may be reclassified subsequently to profit or loss.
d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

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

ac)Statements of changes in total equity

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

ad)Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash, cash balances at Central Banks and other deposits on demand in the consolidated balance sheet.

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

The interest charged and paid by the Group does not differ significantly from those accrued in the profit and loss account. Also, dividends received and delivered by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3.Santander Group

a)Banco Santander, S.A. and international Group structure

The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

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

b)Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Agreement in relation with Santander Asset Management

On November 16, 2016, once the agreement to integrate Santander Asset Management and Pioneer Investments was not terminated, we announced that we had reached an agreement with Warburg Pincus ("WP") and General Atlantic ("GA") pursuant to which we will acquire 50% of Santander Asset Management so that it will once again be a 100% owned unit of the Santander Group.

As part of the transaction, Santander, WP and GA agreed to explore different alternatives for the sale of our stake in Allfunds Bank, S.A. ("Allfunds Bank"), including a possible sale or a public offering.

The Group estimates that in 2018 the operation will contribute to its earnings per share (> 1%) and will generate a return on invested capital (ROIC) of more than 20% (and 25% in 2019). The Santander Group also estimates that by the end of 2017 the negative impact on its capital (core equity tier 1) of the operation will be approximately 11 basis points. All estimates are net of the effect of the foreseeable sale of 25.25% of indirect ownership held by Grupo Santander in Allfunds Bank.

On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

We estimate that the proceeds we will obtain from the sale of our stake of 25% in Allfunds Bank will be approximately €470 million, with a capital gain net of taxes of approximately €300 million.

The transaction is subject to obtaining all required regulatory approvals.

ii. Sale of Altamira Asset Management

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

On January 3, 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for €664 million, giving rise to a net gain of €385 million, which was recognized at its gross amount under Gains/ (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo. Notwithstanding the foregoing, part of the portfolio of real estate assets are not managed by Altamira Asset Management, but by Aktua Soluciones Financieras, a company owned by 85% of Lindorff, and 15% by Banco Santander.

iii. Purchase of shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

Also, on July 2, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.5% in SCUSA.

iv. Agreement with El Corte Inglés

On October 7, 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On February 27, 2014 following the obtainment of the relevant regulatory and competition authorizations, the acquisition was completed. Santander Consumer Finance, S.A. paid €140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

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

In 2014 Financiera El Corte Inglés E.F.C., S.A. contributed €26 million to the Group’s profit. Had the business combination taken place on January 1, 2014 the profit contributed would not have varied significantly.

v. Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A.

On April 7, 2014 Banco Santander (Brasil), S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. (“Getnet”). The transaction was completed on July 31, 2014 and the price was set at BRL 1,156 million (approximately €383 million), giving rise to goodwill of €229 million, which was included in the Banco Santander (Brasil) cash-generating unit (see Note 17).

Among the agreements reached, the Group granted a put option to the non-controlling shareholders of Getnet Adquirência e Serviços para Meios de Pagamento, S.A. on all the shares held by them (11.5% of the share capital of this company). The Group recognized the corresponding liability amounting to €308 million with a charge to equity.

In 2014 Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. contributed €11 million to the Group’s profit. Had the business combination taken place on January 1, 2014 the profit contributed to the Group in 2014 would have been approximately €21 million.

vi. Banco Santander (Brasil), S.A.

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

The shares of Banco Santander (Brasil), S.A. continue to be listed on the São Paulo and New York Stock Exchanges.

vii. Agreement with CNP

On July 10, 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the two insurance companies based in Ireland (Santander Insurance Life DAC, Santander Insurance Europe DAC) that distribute life and non-life products through the Santander Consumer Finance network and 51% of the service provider.

In December 2014, after the regulatory authorizations had been obtained, CNP paid €297 million to acquire 51% of the share capital of the three aforementioned companies and, therefore, control thereof. The agreement also included deferred payments to CNP in 2017 and 2020, and deferred amounts receivable by the Group in 2017, 2020 and 2023, based on the business plan.

The aforementioned agreement included the execution of a 10‑year retail agreement, renewable for five-year periods, for the sale of life and non-life insurance products through the Santander Consumer Finance network, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of €413 million in 2014 under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which €207 million related to the fair value recognition of the 49% ownership interest retained by the Group.

viii. Agreement with GE Capital

On June 23, 2014, the Group announced that Santander Consumer Finance, S.A., the Group’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately €693 million (SEK 6,408 million). On 6 November 2014, following the obtainment of the relevant authorizations, the acquisition was completed.

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

(*)In estimating their fair value, the value of the loans was reduced by €75 million.

In 2014 this business contributed €8 million to the Group’s profit. Had the business combination taken place on January 1, 2014 the profit contributed to the Group in 2014 would have been approximately €94 million.

ix. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorizations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 the Group acquired 50% of Société Financière de Banque – SOFIB (actually PSA Banque France) and PSA Finance UK Limited for €462 million and €148 million, respectively.

On May 1, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to €23 million. On August 3 the Group acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for €10 million and €25 million, respectively. On October 1 PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed €181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, have been obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to €464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed €79 million to the Group’s profit. Had the business combination taken place on January 1, 2016 the profit contributed to the Group in 2016 would have been approximately €118 million.

x. Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On March 6, 2015 all of Carfinco was acquired through the aforementioned holding company for €209 million, giving rise to goodwill of €162 million.

In 2015 this business contributed €6 million to the Group’s profit. Had the business combination taken place on January 1, 2015 the profit contributed to the Group in 2015 would have been approximately €7 million.

xi. Metrovacesa

On June 21, 2016, Banco Santander reached an agreement with Merlin Properties, SOCIMI, S.A., together with other shareholders of Metrovacesa, S.A., for the integration of part of Metrovacesa, S.A.’s business in Merlin group, following the total spin-off of Metrovacesa, S.A.

The mentioned spin-off would imply: (i) Metrovacesa, S.A.’s commercial real estate rental business integration in Merlin Properties, SOCIMI, S.A., and (ii) Metrovacesa, S.A.’s residential rental business integration in Merlin Properties SOCIMI, S.A. subsidiary, Testa Residencial SOCIMI, S.A. (formerly, Testa Residencial, S.L.). The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

On September 15, 2016, the general meetings of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa S.A. approved the transaction.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favor of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.As a result of the integration, Santander Group increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the Consolidated Group’s balance of this division have been; decrease of €3.8 billion in real estate investment (see Note 16), decrease of €621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of €1,168 and 307 million, respectively. (See Note 13.a).

In addition, Banco Santander, SA, together with other entities, made a contribution of assets to Testa Residencial in the first quarter of 2017, without significant changes in Santander’s participation in that company (which is 44.13% after the contribution).

xii. Banco Internacional do Funchal (Banif)

On December 21, 2015 the Group announced that the Bank of Portugal, as the ruling authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, S.A., the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Group.

The transaction was performed through the transfer of a substantial portion (commercial banking business) of the assets and liabilities of BANIF- Banco Internacional do Funchal, S.A. for which the Group paid €150 million.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	2,510
Loans and advances to credit institutions	424
Debt instruments	1,824
Loans and advances to customers	5,320
Other assets	218
Total assets	10,296
Deposits from central banks	2,110
Deposits from credit institutions	1,052
Customer deposits	4,430
Marketable debt securities	1,697
Other liabilities	574
Total liabilities	9,863
Net asset value	433
Consideration paid	150
Negative Goodwill on the acquisition	283

Since the acquisition took place by the end of December 2015, these businesses did not contribute materially to the Group’s profit on this exercise.

xiii. Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group.

On March 16, 2016, the parties agreed disregard the original investment structure and continue to work in good faith until June 30, 2016, on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

Finally, this deadline has expired, with no agreement reached.

c)Off-shore entities

At the reporting date, according to current Spanish regulation, the Group has four subsidiaries resident in off-shore territories. During the financial year 2016 six subsidiaries have been liquidated, and one subsidiary is in process of being liquidated. Moreover, in the following two years, another subsidiary with reduced activity is expected to be terminated.

Following these planned disposals, the Group would have two substantially inactive off-shore subsidiaries in Jersey and the Isle of Man:

•	Whitewick Limited (Jersey), an inactive company.
•	ALIL Services Limited (Isle of Man), currently with substantially reduced activity of services.

The individual results of the two subsidiaries listed above, calculated in accordance with local accounting principles, are shown in the Appendices to these notes to the consolidated financial statements together with other data thereon.

These two subsidiaries contributed a profit of approximately €0.5 million to the Group’s consolidated profit in 2016.

Also, the Group has five branches: three in the Cayman Islands, one in the Isle of Man and one in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective foreign headquarters.

Also, the Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey.

The aforementioned entities have a total of 106 employees as of December 2016.

The Group also has four subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are tax residents in, and operate exclusively from, the UK (one of these subsidiaries is expected to be liquidated in 2017).

Spain signed information exchange agreements with Jersey, Guernsey and the Isle of Man in 2015, that are expected to enter into force in 2017. In addition, it is expected to sign in the future with the Cayman Islands. All these territories will no longer have the status of tax havens for the purposes of Spanish legislation at the time these agreements enter into force and, therefore, the Group would not maintain any entity resident in offshore territories.

Moreover, at the reporting date, these four jurisdictions comply with OECD standards on transparency and exchange of information for fiscal purposes, since:

•

The first round of evaluations of the Global Forum have been successfully passed in terms of their level of fiscal transparency and the effective application of the exchange of information on request (EOIR standard).

•

They have committed to implement the automatic exchange of information AEOI standard and its Common Reporting Standard (CRS) exchange mechanism, with the first exchange of information expected in 2017.

•	They have also acceded to the Convention on Mutual Administrative Assistance in Tax Matters (amended by the 2010 Protocol).

The OECD plans to publish a new list of non-cooperative tax territories in the summer of 2017.

The European Commission is also working to develop a first common EU list of non-cooperative tax jurisdictions, to be published before the end of 2017. The EU will work closely with the OECD in drawing up the final list, considering among other aspects, the evaluation by this organization of the transparency standards of the jurisdictions.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of off-shore units. In addition, the annual accounts of the Group’s offshore units are audited by PricewaterhouseCoopers member firms in 2016 (Deloitte in 2015 and 2014).

4.Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2016 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros

First and third interim dividends and final dividend	2,398
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	71
2,469
Of which:
Approved at December 31, 2016 (*)	1,667
Final dividend	802
To voluntary reserves	12
Net profit for the year	2,481

(*)Recognized under Shareholders’ equity - Dividends and remuneration.

In addition to the €2,469 million indicated above, €579 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 18, 2016 whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2016 profit in cash or new shares.

The board of directors will propose to the shareholders at the annual general meeting that remuneration of €0.21 per share be paid for 2016.

b)Earnings per share from continuing and discontinued operations

i.Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity - see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2016	2015	2014
Profit attributable to the Parent (millions of euros)	6,204	5,966	5,816
Remuneration of contingently convertible preference shares (PPC) (millions of euros) (Note 23)	(334)	(276)	(131)
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
	5,870	5,690	5,685
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	—	—	(26)
Profit or Loss from continuing operations (net of non-controlling interests and PPC) (millions of euros)	5,870	5,690	5,711
Weighted average number of shares outstanding	14,415,534,166	14,113,617,450	11,858,689,721
Adjusted number of shares	14,415,534,166	14,113,617,450	11,858,689,721
Basic earnings per share (euros)	0.41	0.40	0.48
Basic earnings per share from discontinued operations (euros)	0.00	0.00	0.00
Basic earnings per share from continuing operations (euros)	0.41	0.40	0.48

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

Accordingly, diluted earnings per share were determined as follows:

	2016	2015	2014
Profit attributable to the Parent (millions of euros)	6,204	5,966	5,816
Remuneration of contingently convertible preference shares (PPC) (millions of euros) (Note 23)	(334)	(276)	(131)
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
	5,870	5,690	5,685
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	—	—	(26)
Profit from continuing operations (net of non-controlling interests and PPC) (millions of euros)	5,870	5,690	5,711
Weighted average number of shares outstanding	14,415,534,166	14,113,617,450	11,858,689,721
Dilutive effect of options/rights on shares	45,002,597	26,779,882	29,829,103
Adjusted number of shares	14,460,536,763	14,140,397,332	11,888,518,824
Diluted earnings per share (euros)	0.41	0.40	0.48
Diluted earnings per share from discontinued operations (euros)	0.00	0.00	(0.00)
Diluted earnings per share from continuing operations (euros)	0.41	0.40	0.48

5.Remuneration and other benefits paid to the Bank’s directors and senior managers

The following sections of this Note contain qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors -both executive and non-executive directors- and senior managers for 2016 and 2015. These disclosures include the information relating to all the members of the board of directors or senior managers who formed part of these governing bodies in 2016 even if retired at some time during the year.

Following is a summary of the remuneration paid to the Bank’s executive directors and senior managers who formed part of these governing bodies at the end of 2016 and 2015:

	Thousands of euros
	2016	2015
Current executive directors	25,791	24,692
Current senior managers	53,296	56,076
	79,087	80,768	(2.1)%

a)Remuneration of directors

i.  Bylaw-stipulated emoluments

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2016 by the annual general meeting, as for 2015, was €6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the board.

The total bylaw-stipulated emoluments earned by the directors in 2016 amounted to €4.6 million (€5.2 million in 2015).

Annual emolument

The amounts received individually by the directors in 2016 and 2015 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2016	2015
Members of the board of directors	85,000	84,954
Members of the executive committee	170,000	170,383
Members of the audit committee	40,000	39,551
Members of the appointments committee	25,000	23,730
Members of the remuneration committee	25,000	23,730
Members of the risk supervision, regulation and compliance oversight committee	40,000	39,551
Chairman of the audit committee	50,000	-
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	50,000	50,000
Coordinating director	110,000	111,017
Non-executive deputy chairman	30,000	28,477

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance stipends are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings -excluding executive committee meetings, for which no attendance fees have been established- were as follows:

Euros
Meeting attendance fees (1)	2016
Board of directors	2,500
Audit committee and risk supervision, regulation and compliance oversight committee	1.700
Other committees (except the executive committee)	1,500

(1)

During 2015, the attendance fees per meeting for directors resident in Spain was €2,540 per board meeting, €1,650 per session of the delegated risk committee (suppressed by agreement of the Board on December 1, 2015, held its last meeting on October 29); risk supervision, regulation and compliance: and €1,270 for the rest of the committees (excluding the executive). In the case of non-resident directors, the amount was €2,057, €1,335 and €1,028, respectively.

ii.Salaries

The executive directors receive salaries. In accordance with the policy approved by the general meeting, salaries are composed of fixed annual remuneration and variable remuneration comprising, in turn, the so-called deferred conditional variable remuneration plan (bonus) and a Long-term incentive (Performance Share Plan or "ILP") (see Note 47).

The deferred variable compensation plan linked to multiannual objectives in 2016 establishes the following payments scheme:

•	The 40% of the bonus is determined at year-end on the basis of the achievement of the targets set, and is paid immediately.
•

The 60% is deferred over five years, for it to be paid, as the case may be, in five portion provided that the conditions of permanence in the group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second parts (payment in 2018 and 2019) is no subject to the long-term objectives.
•

The accrual of the third, fourth, and fifth parts (payment in 2020, 2021 and 2022), is also linked to certain objectives related to the period 2016‑2018 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be applied to the deferred amount in these three annuities, being the maximum amount determined at the end of the 2016.

•

In accordance with current remuneration regulations, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as the deferred and subject to long-term goals payment will be paid 50% in cash and the 50% remaining in Santander shares.

iii.Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2016 and 2015 is provided below:

	Thousands of euros
	2016																2015
	Bylaw-stipulated emoluments								Short-term and deferred (not subject to long-term goals) salaries of
	Annual emolument						Attendance fees		executive directors
						Risk
						supervision,
						Regulation and				Variable –
					Retribution	compliance				Immediate payment		Deferred variable			Other
		Executive	Audit	Appointments	Remuneration	oversight				In	In	In	In		remuneration
Directors	Board	committee	committee	committee	committee	committee	Board	Other fees	Fixed	cash	shares	cash	shares	Total	(a)	Total	Total
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	85	170	—	—	—	—	33	4	2,500	1,205	1,205	723	723	6,356	631	7,279	7,404
Mr. José Antonio ÁlvarezÁlvarez (1)	85	170	—	—	—	—	33	4	2,000	814	814	488	488	4,604	1,110	6,006	6,601
Mr. Rodrigo Echenique Gordillo (2)	85	170	—	—	—	—	33	4	1,500	603	603	362	362	3,430	102	3,824	3,988
Mr. Matías Rodríguez Inciarte	85	170	—	—	—	—	33	4	1,710	718	718	431	431	4,008	174	4,474	5,185
Mr. Guillermo de la Dehesa Romero	115	170	—	25	25	40	33	53	—	—	—	—	—	—	—	461	473
Mr. Bruce Carnegie-Brown (3)	375	170	—	25	25	40	33	53	—	—	—	—	—	—	—	721	700
Mr. Ignacio Benjumea Cabeza de Vaca (4)	85	170	—	25	25	40	33	48	—	—	—	—	—	—	519	945	379
Mr. Francisco Javier Botín-Sanz de			—
Sautuola y O’Shea (5)	85	—	—	—	—	—	30	—	—	—	—	—	—	—	—	115	120
Mrs. Sol Daurella Comadrán (6)	85	—	—	25	25	—	28	28	—	—	—	—	—	—	—	191	183
Mr. Carlos Fernández González (7)	85	—	40	25	—	40	30	34	—	—	—	—	—	—	—	254	254
Mrs. Esther Giménez-Salinas i Colomer	85	—	—	—	—	—	33	4	—	—	—	—	—	—	—	122	133
Mr. Ángel Jado Becerro de Bengoa (8)	63	—	30	18	18	30	23	49	—	—	—	—	—	—	—	231	427
Mrs. Belén Romana García (9)	119	—	40	—	—	7	33	20	—	—	—	—	—	—	—	219	5
Mrs. Isabel Tocino Biscarolasaga	85	170	40	—	25	40	33	49	—	—	—	—	—	—	—	442	590
Mr. Juan Miguel Villar Mir	101	—	40	—	—	40	25	29	—	—	—	—	—	—	—	235	246
Mr. Homaira Akbari (10)	22	—	—	—	—	—	10	—	—	—	—	—	—	—	—	32	—
Mr. Fernando de Asúa Álvarez (11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	116
Mrs. Sheila Bair (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	137
Mr. Javier Marín Romano (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	221
Mr. Abel Matutes Juan (14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32
Mr Juan Rodríguez Inciarte (15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,994
Total 2016	1,645	1,360	190	143	143	277	476	383	7,710	3,340	3,340	2,004	2,004	18,398	2,536	25,551
Total 2015	1,612	1,266	169	131	128	282	701	894	8,475	2,605	2,605	3,908	3,908	21,501	2,501		29,185

(1)	Appointed chief executive officer effective from January 13, 2015.
(2)	Executive director since January 16, 2015.
(3)	Appointed director effective from February 12, 2015.
(4)	Appointed director effective from September 21, 2015.
(5)	All the amounts received were repaid to the Fundación Marcelino Botín.
(6)	Appointed director effective from February 18, 2015.
(7)	Appointed director effective from February 12, 2015.

(8)	Ceased to be a member of the board on September 27, 2016
(9)	Appointed director effective from December 22, 2015.
(10)	Appointed director effective from September 27, 2016.
(11)	Ceased to be a director on February 12, 2015.
(12)	Ceased to be a member of the board on October 1, 2015.
(13)	Ceased to be a member of the board and chief executive officer on January 12, 2015.
(14)	Ceased to be a member of the board on February 18, 2015.
(15)	Ceased to be a member of the board on June 30, 2015. Salary remuneration between this date and removal from office as executive vice president (January 1, 2016) is included in Note 5.g.
(a)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the linked to multiannual objectives salaries, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47.

	Thousands of euros
	2016			2015
	Variable subject to Long-term objectives(1)
	In cash	In shares	Total	Total (2)
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	759	759	1,518	512
Mr. José Antonio Álvarez Álvarez	513	513	1,026	346
Mr. Rodrigo Echenique Gordillo	380	380	760	256
Mr. Matías Rodríguez Inciarte	452	452	904	400
Mr. Juan Rodríguez Inciarte (3)	—	—	—	141
Total	2,104	2,104	4,208	1,655

(1)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2020, 2021 and 2022, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been measured on the date of the concession of the scheme taking into account several possible behavioral assumptions.

(2)	The estimated fair value at the plan grant date, taking into account various possible scenarios regarding the performance of the various plan variables in the measurement periods (see Note 47).
(3)

Ceased to be a member of the board on June 30, 2015 and executive vice president on 1 January 2016. Long-term salary remuneration between this date and removal from office as executive vice president (January 1, 2016) is included in Note 5.g.

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2016 and 2015 variable remuneration plans.

b)Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2016 and 2015 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received €42 thousand as non-executive director of U.C.I., S.A. in 2016 and 2015.

c)Post-employment and other long-term benefits

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

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regimen. Under this regime, these contributions are subject to clauses malus and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to his or her beneficiaries had there been any contingency covered by the forecasting system.

1.

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

2.

In the case of Mr. Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

3.

Mr. Rodrigo Echenique Gordillo, appointed executive director on January 16, 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favor by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director. In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr. José Antonio Álvarez Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2016 and 2015 (4):

	Thousands of euros
	2016	2015
Ms. Ana Botín-Sanz de Sautuola y O’Shea (1)	43,156	41,291
Mr. José Antonio Álvarez Álvarez (2)	15,107	14,167
Mr. Rodrigo Echenique Gordillo(3)	14,294	14,623
Mr. Matías Rodríguez Inciarte	48,230	47,745
	120,787	117,826

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Member of the board and chief executive officer of the Bank effective from January 13, 2015.
(3)

Executive director since January 16, 2015 Mr. Rodrigo Echenique Gordillo doesn´t participate in the pension system and the right to the bank to make contributions in its favor in this regard. The amount at December 31, 2016 and 2015, which correspond to him prior to his appointment as director of the bank executive director.

(4)

Mr. Javier Marín Romano ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract; he opted to receive the annual pre-retirement emoluments to which he was entitled (€800 thousand gross) in a single payment (€10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Mr. Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognized in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. The balance accrued at December 31, 2016 amounted to €5,245 thousand. The Bank constituted in 2015 had recognized a provision in relation to future contributions. The balance of this provision as of December 31, 2016 is €6,061 thousand. As regards the deferred variable remuneration corresponding to Mr. Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Mr. Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met. Also, Mr. Juan Rodriguez Inciarte ceased to be a director on June 30, 2015 and executive vice president on January 1, 2016 and retained his pension rights, amounting to €14,275 at 31 December 2016.

The Group had at December 31, 2015 pension obligations to other directors amounting to €2.4 million. The payments made in 2016 to the members of the board entitled to post-employment benefits amounted to €0.9 million (2015: €1.2 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2016 and 2015 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2016	2015
Ms. Ana Botín-Sanz de Sautuola y O’Shea	2,521	2,302
Mr. José Antonio Álvarez Álvarez	2,249	2,677
Mr. Rodrigo Echenique Gordillo	—	—
Mr. Matías Rodríguez Inciarte	—	—
Mr. Javier Marín Romano (1)	—	484
Mr. Juan Rodríguez Inciarte (2)	—	849
	4,770	6,312

(1)	Ceased to be member of the board on January 12, 2015. The amount corresponding to 2016 amounts to €487 thousand.
(2)	Ceased to be member of the board on June 30, 2015 and January 1, 2016 as executive vice president.

d)   Insurance

The Group has acquired life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Insured sum (Thousands of euros)
	2016	2015
Ms. Ana Botín-Sanz de Sautuola y O’Shea	7,500	7,500
Mr. José Antonio Álvarez Álvarez	6,000	6,000
Mr. Rodrigo Echenique Gordillo	4,500	1,385
Mr. Matías Rodríguez Inciarte	5,131	5,131
Mr. Javier Marín Romano (1)	—	2,400
Mr. Juan Rodríguez Inciarte (2)	—	3,600
	23,131	26,016

(1)	Ceased to be member of the board on January 12, 2015.
(2)	Ceased to be member of the board on June 30, 2015 and January 1, 2016 as executive vice president

At December 31, 2016 and 2015, there were no obligations in this connection to other directors.

e)    Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2015 and 2016 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2016 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2015 and 2016 where the conditions for the receipt thereof had been met (see Note 47):

i) Deferred conditional variable remuneration plan

From 2011 to 2015, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the board of directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related annual general meetings.

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

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the general meeting of shareholders held on March 18, 2016.

ii) Performance shares plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015 and 2014, as a result of their participation in the ILP (see Note 47).

	Maximum number of shares
	2015	2014
Ms. Ana Botín-Sanz de Sautuola y O’Shea	184,337	41,597
Mr. José Antonio Álvarez Álvarez	124,427	32,655
Mr. Rodrigo Echenique Gordillo	92,168	—
Mr. Matías Rodríguez Inciarte	143,782	50,437
Mr. Javier Marín Romano	—	43,647
Mr. Juan Rodríguez Inciarte (1)	50,693	35,564
Total	595,407	203,900

(1)

Ceased to be member of the board on June 30, 2015. The shares corresponding to their variable remuneration between that date and the date of resignation as general manager (January 1, 2016) is included in Note 5.g.

The accrual of the ILP and its amount are conditional on the behavior of certain metrics of Banco Santander between 2015 and 2017 for the ILP of 2015 and between 2014 and 2017 for the ILP of 2014, as well as compliance with the remaining conditions of the plan until the end of the accrual period (December 31, 2018). Ended 2017, the amount corresponds to receive each exclusive director in relation to ILP of 2015 (the ILP accrued amount), subject to compliance with the remaining conditions. With regards to the ILP of 2014, once fiscal years 2015, 2016 and 2017 have finished, the annual amount that, in each case, corresponds to each executive director after applying the percentage that results from the relevant metric (see Note 47) to one third of the agreed ILP amount, will be determined. For the accrual in 2016, the referral RTA is the one that accumulates between January 1, 2014 and December 31, 2015. In this financial year, the position achieved in the RTA has not been such that determines the accrual of the first third; therefore, it has expired. The chart showed above shows the maximum number of pending shares at December 31, 2016, after the aforementioned first third expired.

The shares to be delivered in 2019 (with respect to the ILP of 2015), or in each payment date of ILP (for 2014) to executive directors based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment ex-ante and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP has been implemented. The variable remuneration of executive directors and certain executives (including senior management) has been approved by the board of directors and implemented through the first cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries of the plan, was authorized by the general meeting of shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (installment in 2018 and 2019) is not subject to the fulfilment of long-term objectives.

•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2016‑2018 and the metrics and scales associated with those objectives. These objectives are:

•	the growth of consolidated earnings per share in 2018 compared to 2015;
•	the relative performance of the Bank’s total shareholder return (RTA) in the period 2016‑2018 in relation to the weighted RTAs of a reference group of 35 credit institutions;
•	compliance with the fully loaded ordinary level 1 capital objective for the year 2018;
•	the fulfilment of the objective of growth of the ordinary return on risk-weighted assets for the year 2018 measured against the year 2015.

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2016.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred compensation linked to the multiannual objectives of executive directors (and senior management) is conditioned, in addition to the permanence of the beneficiary in the Santander Group, in the opinion of the board of directors, at the proposal of the remuneration committee, none of the following circumstances in relation to the corresponding period during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; or (iv) significant variations in the Group’s economic capital or risk profile. All this, in each case, with the exceptions and as provided in the regulation of the plan.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses in the event of the circumstances under current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the board of directors on the proposal of the remuneration committee and cannot be proposed once the last payment in cash or shares corresponding to the plan is made in 2022.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bond is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2015, December 31, 2015 and 2016, as well as the gross shares that were delivered to them in 2015 and 2016, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee that the corresponding third of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plan 2011, 2012, 2013, 2014, 2015 and of the deferred conditional and linked to multiannual objectives 2016 were implemented, as indicated in the table:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2015	Shares delivered in 2015 (immediate payment 2014 variable remuneration)	Shares delivered in 2015 (deferred payment 2013 variable remuneration)	Shares delivered in 2015 (deferred payment 2012 variable remuneration)	Shares delivered in 2015 (deferred payment 2011 variable remuneration)	Variable remuneration 2015 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2015	Shares delivered in 2016 (immediate payment 2015 variable remuneration)	Shares delivered in 2016 (deferred payment 2014 variable remuneration)	Shares delivered in 2016 (deferred payment 2013 variable remuneration)	Shares delivered in 2016 (deferred payment 2012 variable remuneration)	Variable remuneration 2016 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at December 31, 2016 (3)
2011 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	47,000	—	—	—	(47,000)	—	—	—	—	—	—	—	—
Mr. José Antonio Álvarez Álvarez (2)	32,038	—	—	—	(32,038)	—	—	—	—	—	—	—	—
Mr. Matías Rodríguez Inciarte	62,878	—	—	—	(62,878)	—	—	—	—	—	—	—	—
Mr. Javier Marín Romano	25,960	—	—	—	(25,960)	—	—	—	—	—	—	—	—
Mr. Juan Rodríguez Inciarte	36,690	—	—	—	(36,690)	—	—	—	—	—	—	—	—
	204,566	—	—	—	(204,566)	—	—	—	—	—	—	—	—
2012 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	69,916	—	—	(34,958)	—	—	34,958	—	—	—	(34,958)	—	—
Mr. José Antonio Álvarez Álvarez(2)	48,093	—	—	(24,047)	—	—	24,046	—	—	—	(24,046)	—	—
Mr. Matías Rodríguez Inciarte	83,059	—	—	(41,530)	—	—	41,529	—	—	—	(41,529)	—	—
Mr. Javier Marín Romano	38,969	—	—	(19,485)	—	—	19,484	—	—	—	(19,484)	—	—
Mr. Juan Rodríguez Inciarte	48,466	—	—	(24,233)	—	—	24,233	—	—	—	(24,233)	—	—
	288,503	—	—	(144,253)	—	—	144,250	—	—	—	(144,250)	—	—
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	99,362	—	(33,121)	—	—	—	66,241	—	—	(33,121)	—	—	33,120
Mr. José Antonio Álvarez Álvarez(2)	58,681	—	(19,560)	—	—	—	39,121	—	—	(19,560)	—	—	19,561
Mr. Matías Rodríguez Inciarte	103,639	—	(34,546)	—	—	—	69,093	—	—	(34,546)	—	—	34,547
Mr. Javier Marín Romano	112,275	—	(37,425)	—	—	—	74,850	—	—	(37,425)	—	—	37,425
Mr. Juan Rodríguez Inciarte	66,448	—	(22,149)	—	—	—	44,299	—	—	(22,149)	—	—	22,150
	440,405	—	(146,801)	—	—	—	293,604	—	—	(146,801)	—	—	146,803
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	304,073	(121,629)	—	—	—	—	182,444	—	(60,814)	—	—	—	121,630
Mr. José Antonio Álvarez Álvarez (2)	157,452	(78,726)	—	—	—	—	78,726	—	(26,242)	—	—	—	52,484
Mr. Matías Rodríguez Inciarte	231,814	(92,726)	—	—	—	—	139,088	—	(46,363)	—	—	—	92,725
Mr. Javier Marín Romano	320,563	(128,225)	—	—	—	—	192,338	—	(64,113)	—	—	—	128,225
Mr. Juan Rodríguez Inciarte	179,680	(71,872)	—	—	—	—	107,808	—	(35,936)	—	—	—	71,872
	1,193,582	(493,178)	—	—	—	—	700,404	—	(233,468)	—	—	—	466,936
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	528,834	528,834	(211,534)	—	—	—	—	317,300
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	351,523	351,523	(140,609)	—	—	—	—	210,914
Mr. Rodrigo Echenique Gordillo	—	—	—	—	—	260,388	260,388	(104,155)	—	—	—	—	156,233
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	361,118	361,118	(144,447)	—	—	—	—	216,671
Mr. Juan Rodríguez Inciarte (4)	—	—	—	—	—	138,505	138,505	(55,402)	—	—	—	—	83,103
	—	—	—	—	—	1,640,368	1,640,368	(656,147)	—	—	—	—	984,221
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	—	—	—	—	—	—	592,043	592,043
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	—	—	—	—	—	—	399,607	399,607
Mr. Rodrigo Echenique Gordillo	—	—	—	—	—	—	—	—	—	—	—	295,972	295,972
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	—	—	—	352,455	352,455
	—	—	—	—	—	—	—	—	—	—	—	1,640,077	1,640,077

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfillment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 327,988 shares arising from his participation in the corresponding plans during his term as executive vice president.

(4)

Ceases to be a member of the board on June 30, 2015. The shares corresponding to their variable remuneration between that date and that of being retired as general manager (January 1, 2016) are included in Note 5.g

Also, the table below show the cash delivery in 2016 and 2015, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2016		2015
	Cash paid (immediate payment 2015 variable remuneration)	Cash paid (third of deferred payment 2014, 2013 and 2012 variable remuneration)	Cash paid (immediate payment 2014 variable remuneration)	Cash paid (third of deferred payment 2013, 2012 and 2011 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	840	826	801	829
Mr. José Antonio Álvarez Álvarez (1)	558	448	487	468
Mr. Rodrigo Echenique Gordillo	414	—	—	—
Mr. Matías Rodríguez Inciarte	574	784	574	855
Mr. Javier Marín Romano (2)	—	772	793	522
Mr. Juan Rodríguez Inciarte (3)	220	526	445	512
	2,606	3,356	3,100	3,186

(1)	Appointed chief executive officer effective from January 13, 2015.
(2)	Ceased as executive officer on January 12, 2015.
(3)	Ceased as executive officer on June 30, 2015 and appointed as general director on January 1, 2016.

v) Information on former members of the board of directors

Following is information on the maximum number of shares to which former members of the board of directors who ceased in office prior to January 1, 2015 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2016 and 2015 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered	12‑31‑2016	12‑31‑2015
Deferred conditional variable remuneration plan (2012)	—	76,580
Deferred conditional variable remuneration plan (2013)	21,143	42,287

Number of shares delivered	2016	2015
Deferred conditional variable remuneration plan (2011)	—	238,956
Deferred conditional variable remuneration plan (2012)	76,580	76,582
Deferred conditional variable remuneration plan (2013)	21,144	21,144

In addition, €633 thousand and 1,990 relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2016 and 2015.

f)Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

	Thousands of euros
	2016			2015
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	-	—	—	46	—	46
Mr. José Antonio Álvarez Álvarez	9	—	9	11	—	11
Mr. Bruce Carnegie-Brown	2	—	2	-	—	-
Mr. Matías Rodríguez Inciarte	16	—	16	13	—	13
Mr. Rodrigo Echenique Gordillo	21	—	21	24	—	24
Mr. Javier Botín-Sanz de Sautuola y O’Shea	4	—	4	6	—	6
Mr. Ángel Jado Becerro de Bengoa	-	—	-	2	—	2
Mrs.ª Sol Daurella Comadran	25	—	25	-	—	-
Mr. Ignacio Benjumea Cabeza de Vaca (1)	2	—	2	-	—	—
Mr. Guillermo de la Dehesa Romero	11	—	11	-	—	—
	90	—	90	102	—	102

(1)	Appointed as officer on September 21, 2015.

g)Senior managers

In 2016 the Bank’s board of directors approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2016 and those at December 31, 2015, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
			Short-term salaries
			Variable remuneration (bonus) - Immediate payment		Variable remuneration immediate payment
Year	Number of persons	Fixed	In cash	In shares (2)	In cash	In shares	Other remuneration (1)	Total
2016	18	17,258	8,126	8,126	3,745	3,745	4,430	45,430
2015	21	17,838	6,865	6,865	7,880	7,880	5,016	52,344

(1)	Includes other remuneration items such as life insurance premiums totaling €577 thousand (2015: €1,309 thousand) health insurance and localization aids.
(2)	The amount of the immediate payment in shares for 2016 relates to Santander shares 1,596,248 (2015: 1,726,893 Santander shares).

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2016 and 2015 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47).

	Thousands of euros
		Deferred salaries (1)
Year	Number of people	Cash payment	Share payment	Total
2016	18	3,933	3,933	7,866
2015	21	—	3,732	3,732

(1)

Relates in 2016 with the fair value of the maximum annual amounts for years 2020, 2021 and 2022 of the first cycle of the deferred variable compensation plan linked to multiannual objective. Relates in 2015 to the estimated fair value of the ILP. The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in 2019.

Also, executive vice presidents who retired in 2016 and, therefore, were not members of senior management at year-end, received in 2016 salaries and other remuneration relating to their retirement amounting to €4.064 thousand, and remained entitled to long-term salary remuneration of €503 thousand.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2016 and 2015 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of
shares to be delivered	31/12/16	31/12/15

Deferred conditional variable remuneration plan (2012)	—	447,214
Deferred conditional variable remuneration plan (2013) (1)	271,996	852,898
Deferred conditional variable remuneration plan (2014) (2)	759,950	1,802,779
Performance shares plan ILP (2014)	399,360	1,025,853
Deferred conditional variable remuneration plan (2015) (3)	1,981,670	2,480,849
Performance shares plan ILP (2015)	1,339,506	1,798,395
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,954,431	—

(1)	Also, they were entitled to a maximum of 111,962 Banco Santander (Brasil) S.A. shares at December 31, 2015.
(2)

In addition, at December 31, 2015 and 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus).

(3)	Also, they were entitled to a maximum of 252,503 Banco Santander (Brasil) S.A. shares at December 31, 2015.

In 2016 and 2015, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2016	2015

Deferred conditional variable remuneration plan (2011)	—	550,064
Deferred conditional variable remuneration plan (2012)	251,445	447,212
Deferred conditional variable remuneration plan (2013)	271,996	426,449
Deferred conditional variable remuneration plan (2014)	379,978	—
Performance shares plan ILP (2014)	—	—

As indicated in Note 5.c above, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

Likewise, the contracts of certain senior managers include a supplementary pension scheme for cases of death (widowhood and orphans) and permanent disability in active employment.

In addition, in application of the provisions of the remuneration regulations, as of 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, they must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to his or her beneficiaries if there were any contingency covered by the forecasting system.

The balance as of December 31, 2016 in the pension system for those who were part of senior management during the year amounted to EUR: 99.3 million (EUR: 250 million in December 31, 2015).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to €12.9 million in 2016 (EUR: 21 in 2015).

During 2016, the number of executive vice presidents was reduced. The amount paid corresponding to pensions in a single retirement pension benefit of those who were part of the senior management during the year amounted to EUR: 10.1 million (EUR: 53.2 million in 2015). The amount corresponding to allowances in the form of a single payment of the annual voluntary pre-retirement allowance amounted to EUR: 6.7 million (EUR: 21.5 million in 2015).

Additionally, the capital insured by life and accident insurance at December 31, 2016 of this group amounts to EUR: 59.1 million (EUR: 76.8 million at December 31, 2015).

h)Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2016 to former directors of the Bank, other than those detailed in Note 5.c amounted to €7.3 million (2015: €8.5 million). Also, the post-employment benefits and settlements paid in 2016 to former executive vice presidents amounted to €134.7 million (2015: €10.2 million).

In 2016 a period provision of €301 thousand was recognized in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and a period provision of €506 thousand was also recognized in relation to former executive vice presidents (2015: a period provision of €424 thousand was recognized).

In addition, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet as at December 31, 2016 included €96.8 million in respect of the post-employment benefit obligations to former directors of the Bank (December 31, 2015: €89 million) and €171 million corresponding to former executive vice presidents (2015: €121 million).

i)Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 16% in the event of voluntary retirement before the age of 60. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president.

For his part, Mr. Matías Rodríguez Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the externalized employee welfare system described in Note 5.c above, with no obligation whatsoever being incumbent upon the Bank in such circumstance.

j)Contract termination

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

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a Personnel expense only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Administrator	Denomination	Number of shares	Functions
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. *	6,050,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	—	President (1)
	Jardine Lloyd Thompson Group plc	—	Manager officer (1)
Mr. Rodrigo Echenique Gordillo	Wells Fargo & Co.	2,250	—
	Bank of America Corporation	6,000	—
Mr. Matías Rodríguez Inciarte	Financiera Ponferrada, S.A., SICAV	—	Manager officer
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
	Banco Popular Español, S.A.	2,789	—
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	7,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	—	President and CEO
Mrs. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (1)
Mrs. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	9,941	—

(*)Ownership interests held by related persons.

(1)	Non-executive.

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

Accordingly, the related party transactions performed during the year met the conditions established in the Rules and Regulations of the Board not to require authorization of the governing bodies, or obtained such authorization, following a favorable report by the audit committee, after confirming that the consideration and the other conditions agreed upon were within market parameters.

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the board of directors or the board committees on 95 occasions in 2016. The breakdown of these 95 cases is as follows: 28 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 51 related to matters connected with remuneration or the extension of loans or credits; 9 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 5 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

6.Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Loans and receivables	27,973	17,337	11,814
	27,973	17,337	11,814
Type:
Time deposits	14,445	9,958	4,796
Reverse repurchase agreements	13,528	7,379	7,018
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
Of which risk country	—	—	—
	27,973	17,337	11,814

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	3,221	1,352	1,020
Financial assets designated at fair value through profit or loss	10,069	26,403	28,592
Loans and receivables	35,424	37,438	39,862
	48,714	65,193	69,474

Type:
Time deposits	5,941	7,142	8,177
Reverse repurchase agreements	20,867	37,744	39,807
Non- loan advances	21,281	19,580	20,842
Valuation adjustments accrued interest receivable and other	636	733	667
Impaired assets	4	13	60
Valuation adjustments for impairment	(15)	(19)	(79)
Of which risk country	(12)	(12)	(13)
	48,714	65,193	69,474

Currency:
Euro	24,278	42,666	46,447
Pound sterling	4,337	3,684	3,416
US dollar	11,996	14,395	11,838
Brazilian reais	32,013	20,341	16,430
Other currencies	4,063	1,444	3,157
TOTAL	76,687	82,530	81,288

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly time accounts and deposits.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.Debt instruments

a)Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Classification:
Financial assets held for trading	48,922	43,964	54,374
Financial assets designated at fair value through profit or loss	3,398	3,717	4,231
Financial assets available-for-sale	111,287	117,187	110,249
Loans and receivables	13,237	10,907	7,510
Held-to-maturity investments	14,468	4,355	—
	191,312	180,130	176,364
Type:
Spanish government debt securities	45,696	45,787	39,182
Foreign government debt securities	103,070	88,346	93,037
Issued by financial institutions	16,874	18,843	18,041
Other fixed-income securities	25,397	27,227	26,127
Impaired financial assets	773	218	121
Impairment losses	(498)	(291)	(144)
	191,312	180,130	176,364
Currency:
Euro	73,791	81,196	74,833
Pound sterling	16,106	10,551	9,983
US dollar	31,401	27,011	20,452
Other currencies	70,512	61,663	71,240
Total Gross	191,810	180,422	176,508
Impairment losses	(498)	(291)	(144)
	191,312	180,130	176,364

During the year 2016, Santander UK has been purchased a portfolio of UK Government debt securities which were classified as held-to-maturity investments on acquisition for the amount of €7,765 million.

In 2015, the Group reclassified certain financial instruments from the available-for-sale portfolio into the held-to-maturity investment portfolio. Pursuant to the applicable legislation, the fair value of these instruments at the date of reclassification was considered their initial cost and the amount recognized in Other comprehensive income in the Group’s consolidated equity remained in the consolidated balance sheet, together with the adjustments relating to the other Financial assets available-for-sale. The reclassified instruments were subsequently measured at their amortized cost, and both the difference between their amortized cost and their maturity amount and the Other comprehensive income previously recognized in equity will be recognized in the consolidated income statement over the remaining life of the financial assets using the effective interest method.

b)Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2016, 2015 and 2014, net of impairment losses, is as follows:

	Millions of euros
	2016				2015				2014
	Private	Public			Private	Public			Private	Public
	fixed‑income	fixed‑income	Total	%	fixed‑income	fixed‑income	Total	%	fixed‑income	fixed‑income	Total	%

Spain	6,153	45,696	51,849	27.10%	7,387	45,787	53,174	29.52%	8,542	39,182	47,724	27.06%
United Kingdom	3,531	11,910	15,441	8.07%	3,746	6,456	10,202	5.66%	3,502	7,577	11,079	6.28%
Portugal	4,068	7,689	11,757	6.15%	3,889	9,975	13,864	7.70%	3,543	8,698	12,241	6.94%
Italy	1,035	3,547	4,582	2.40%	1,312	4,423	5,735	3.18%	1,670	4,170	5,840	3.31%
Ireland	518	—	518	0.27%	342	—	342	0.19%	405	—	405	0.23%
Poland	707	6,265	6,972	3.64%	802	5,470	6,272	3.48%	745	6,373	7,118	4.04%
Other European countries	7,203	1,736	8,939	4.67%	7,912	3,133	11,045	6.13%	7,327	4,267	11,594	6.57%
United States	10,559	13,058	23,617	12.34%	11,919	9,753	21,672	12.03%	8,793	5,847	14,640	8.30%
Brazil	5,364	39,770	45,134	23.59%	5,405	25,588	30,993	17.21%	5,673	37,792	43,465	24.65%
Mexico	587	10,628	11,215	5.86%	723	15,296	16,019	8.89%	847	9,071	9,919	5.62%
Chile	1,315	3,643	4,958	2.59%	1,027	2,032	3,059	1.70%	909	2,389	3,298	1.87%
Other American countries	782	1,262	2,044	1.07%	762	1,611	2,373	1.32%	1,558	1,514	3,071	1.74%
Rest of the world	724	3,562	4,286	2.24%	771	4,609	5,380	2.99%	631	5,339	5,970	3.38%
	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%	44,145	132,219	176,364	100%

The detail, by issuer rating, of Debt instruments at December 31, 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016				2015				2014
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%

AAA	18,916	1,008	19,924	10.41%	16,975	9,164	26,139	14.51%	17,737	10,647	28,384	16.09%
AA	1,632	29,639	31,271	16.35%	3,452	13,168	16,620	9.23%	2,763	14,770	17,533	9.94%
A	2,928	3,285	6,213	3.25%	7,379	9,120	16,499	9.16%	5,711	6,373	12,084	6.85%
BBB	7,579	66,955	74,534	38.96%	8,011	65,707	73,718	40.92%	5,215	90,505	95,720	54.27%
Below BBB	4,751	47,872	52,623	27.51%	2,575	35,573	38,148	21.18%	3,092	8,698	11,790	6.69%
Unrated	6,740	7	6,747	3.53%	7,605	1,401	9,006	5.00%	9,627	1,226	10,853	6.15%
	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%	44,145	132,219	176,364	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years. The main review in 2016 was that of United Kingdom (from AAA to Below AA), Poland (from A to Below BBB+) and Argentina (From Unrated to B-). Also, the principal review in 2015 was that of Brazil (from BBB to Below BBB.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2016, 2015 and 2014, net of impairment losses, is as follows:

	Millions of euros
	2016	2015	2014

Securitized mortgage bonds	1,584	2,110	3,388
Other asset-backed bonds	2,803	3,073	2,315
Floating rate debt	11,818	16,633	13,172
Fixed rate debt	26,341	24,181	25,270
Total	42,546	45,997	44,145

c)Impairment losses

The changes in the impairment losses on Debt instruments are summarized below:

	Millions of euros
	2016	2015	2014

Balance at beginning of year	291	144	207
Net impairment losses for the year (*)	380	211	55
Of which:
Impairment losses charged to income	423	223	62
Impairment losses reversed with a credit to income	(43)	(12)	(8)
Assets written off	—	—	(110)
Exchange differences and other items	(172)	(64)	(8)
Balance at end of year	498	291	144
Of which:
By geographical location of risk:
European Union	40	34	34
Latin America	458	257	110

(*) Of which:
Loans and advances	405	92	14
Financial assets available for sale	(25)	119	41

d)Other information

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
							More
							than 12
	1 day	1 week	1 month	3 months	6 months	1 year	months	Total
Government debt securities	8,617	31,661	4,094	5,363	3,151	496	737	54,120
Other debt instruments	1,079	1,129	414	1,092	315	676	3,732	8,435
Total	9,696	32,790	4,508	6,454	3,466	1,172	4,470	62,555

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the Other comprehensive income recognized in equity on Financial assets available-for-sale.

Note 51 contains a detail of the residual maturity periods of Financial assets available-for-sale and of Loans and receivables and of the related average interest rates.

8.Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014
Classification:
Financial assets held for trading	14,497	18,225	12,920
Financial assets designated at fair value through profit or loss	546	630	879
Financial assets available-for-sale	5,487	4,849	5,001
	20,530	23,704	18,800
Type:
Shares of Spanish companies	3,098	2,479	3,102
Shares of foreign companies	15,342	19,077	12,773
Investment fund units and shares	2,090	2,148	2,925
	20,530	23,704	18,800

Note 29 contains a detail of the Other comprehensive income recognized in equity on Financial assets available-for-sale, and also the related impairment losses.

b)Changes

The changes in Financial assets available-for-sale - Equity instruments were as follows:

	Millions of euros
	2016	2015	2014

Balance at beginning of year	4,849	5,001	3,955
Changes in the scope of consolidation	—	—	—
Net additions (disposals)	(294)	(392)	743
Of which:
Bank of Shanghai Co., Ltd.	—	109	396
Visa Europe	(263)	—	—
Valuation adjustment and other items	932	240	303
Balance at end of year	5,487	4,849	5,001

The main acquisitions and disposals made in 2016, 2015 and 2014 were as follows:

i. Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for €396 million.

In June 2015 the Group subscribed to a capital increase at this company for €109 million, thereby retaining its ownership interest percentage.

In November 2016, the Bank of Shanghai shares began to trade, which meant that the closing price at December 31, 2016 included a positive valuation adjustment of €675 million compared to the cost recorded in Other comprehensive income – items that may be classified in results – Financials assets available for sale.

ii. Visa Europe LTD

On June 21, 2016 the Group has disposed its VISA Europe, LTD stake, classified as available for sale, obtaining a gain net of taxes of €227 million (see note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c)Notifications of acquisitions of investments

The notifications made by the Bank in 2016, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.Derivatives (assets and liabilities) and Short positions

a)Derivatives

The detail, by type of inherent risk, of the fair value of the derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2016		2015		2014
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance

Interest rate risk	47,884	48,124	51,576	49,095	56,878	56,710
Currency risk	21,087	23,500	21,924	23,444	16,201	17,418
Price risk	2,599	2,402	2,598	3,343	2,800	4,118
Other risks	473	343	626	532	979	802
	72,043	74,369	76,724	76,414	76,858	79,048

b)Short positions

Following is a breakdown of the short positions (liabilities):

	Millions of euros
	2016	2015	2014

Borrowed securities:
Debt instruments	2,250	3,098	3,303
Of which: Santander UK plc	1,319	1,857	2,537
Equity instruments	1,142	990	1,557
Of which: Santander UK plc	991	905	1,435

Short sales:
Debt instruments	19,613	13,274	12,768
Of which:
Banco Santander, S.A.	7,472	6,953	7,093
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,872	1,290	1,561
Banco Santander (Brasil), S.A.	9,197	4,619	3,476
Equity instruments	—	—	—
	23,005	17,362	17,628

10.Loans and advances to customers

a)Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Financial assets held for trading	9,504	6,081	2,921
Financial assets designated at fair value through profit or loss	17,596	14,293	8,971
Loans and receivables	763,370	770,474	722,819
Of which:
Disregarding impairment losses	787,763	796,991	750,036
Impairment losses	(24,393)	(26,517)	(27,217)
Of which, due to country risk	(15)	(12)	(7)
	790,470	790,848	734,711
Loans and advances to customers disregarding impairment losses (*)	814,863	817,365	761,928

(*)Includes Valuations adjustments for accrued interest receivable and other items amounting to €2,836 million at December 31, 2016 (2015: €3,628 million; 2014: €3,402 million).

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2016	2015	2014

Loan type and status:
Commercial credit	23,811	18,404	18,900
Secured loans	452,980	478,925	440,827
Reverse repurchase agreements	16,551	11,969	3,993
Other term loans	231,480	216,862	206,261
Finance leases	25,269	22,798	15,353
Receivable on demand	8,074	8,466	10,329
Credit cards receivables	21,289	20,180	22,491
Impaired assets	32,573	36,133	40,372
Other comprehensive income for accrued interest receivable and other items	2,836	3,628	3,402
	814,863	817,365	761,928
Geographical area:
Spain	161,372	167,856	172,371
European Union (excluding Spain)	379,666	401,315	353,674
United States and Puerto Rico	87,318	88,737	71,764
Other OECD countries	74,157	69,519	60,450
Latin America (non-OECD)	93,207	77,519	93,145
Rest of the world	19,143	12,419	10,524
	814,863	817,365	761,928
Interest rate formula:
Fixed rate	417,448	407,026	363,679
Floating rate	397,415	410,339	398,249
	814,863	817,365	761,928

At December 31, 2016, the Group had granted loans amounting to €14,127 million (December 31, 2015: €13,993 million; December 31, 2014: €17,465 million) to Spanish public sector agencies (which had ratings of BBB at December 31, 2016, 2015 and 2014), and €16,483 million to the public sector in other countries (December 31, 2015: €7,772 million; December 31, 2014: €7,053 million). At December 31, 2016, the breakdown of this amount by issuer rating was as follows: 11.8% AAA, 58.1% AA, 0.0 % A, 18.5 % BBB and 11.6 % below BBB.

Without considering the Public Administrations, the amount of the loans and advances at December 31, 2016 amounts to €783,893 million, of which, €751,425 million euros are classified to non-performing. The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 11.9 % AAA, 14.9 % AA, 19.1 % A, 24.0 % BBB and 30.1 % below BBB.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (see Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at December 31, 2016, net of impairment losses:

	Millions of euros
			Secured loans
			Net exposure		Loan-to-value ratio (a)
	Total	Without collateral	Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	28,692	16,123	9,117	3,452	1,832	2,706	4,099	3,770	162
Other financial institutions (Financial business activity)	32,829	9,314	829	22,686	382	397	298	21,486	952
Non-financial corporations and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	255,946	143,124	51,977	60,845	23,600	14,673	11,916	42,125	20,508
Of which:
Construction and property development	26,178	3,676	20,112	2,390	8,897	5,417	4,380	2,433	1,375
Civil engineering construction	5,118	2,444	1,270	1,404	322	275	267	1,231	579
Large companies	139,377	94,476	11,774	33,127	6,344	3,936	3,169	19,158	12,294
SMEs and individual entrepreneurs	85,273	42,528	18,821	23,924	8,037	5,045	4,100	19,303	6,260
Households – other (broken down by purpose)	454,102	114,753	302,198	37,151	76,375	96,200	92,019	41,963	32,792
Of which:
Residential	296,196	1,265	294,551	380	71,910	92,134	88,159	35,097	7,631
Consumer loans	140,066	106,510	1,777	31,779	2,934	2,897	2,287	2,299	23,139
Other purposes	17,840	6,978	5,870	4,992	1,531	1,169	1,573	4,567	2,022
Total (*)	771,569	283,314	364,121	124,134	102,189	113,976	108,332	109,344	54,414
Memorandum item
Refinanced and restructured transactions (**)	37,365	7,516	18,177	11,672	3,117	3,147	3,829	4,508	15,248

(*)In addition, the Group has granted advances to customers amounting to €18,901 million, bringing the total of loans and advances to €790,470 million.

(**)Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.

(a)The ratio is the carrying amount of the transactions at December 31, 2016 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables - Loans and advances to customers were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	26,517	27,217	24,903
Net impairment losses charged to income for the year	10,734	11,477	11,843
Of which:
Impairment losses charged to income	17,081	16,461	16,497
Impairment losses reversed with a credit to income	(6,347)	(4,984)	(4,654)
Change of perimeter	(136)	—	—
Write-off of impaired balances against recorded impairment allowance	(12,758)	(12,361)	(11,827)
Exchange differences and other changes	36	184	2,298
Balance at end of year	24,393	26,517	27,217
Of which:
By status of the asset:
Impaired assets	15,331	17,421	19,354
Of which: due to country risk (Note 2.g)	15	12	7
Other assets	9,062	9,096	7,863
Balance at end of year	24,393	26,517	27,217
Of which:
Individually calculated	6,097	9,673	10,401
Collective calculated:	18,296	16,844	16,816

In addition, provisions for debt securities amounting to €405 million (December 31, 2015: €92 million; December 31, 2014: €14 million) and written-off assets have been recorded in the year amounting to €1,582 million. (December 31, 2015: €1,375 million; December 31, 2014: €1,336 million). With this, the amount €9,557 (December 31, 2015: €10,194 million; December 31, 2014: €10,521 million).

d)Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Loans and receivables - Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2016	2015	2014

Balance at beginning of year	36,133	40,372	40,320
Net additions	7,393	7,862	9,841
Written-off assets	(12,758)	(12,361)	(11,827)
Changes in the scope of consolidation	661	106	497
Exchange differences and other	1,144	154	1,541
Balance at end of year	32,573	36,133	40,372

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At December 31, 2016, the Group’s written-off assets totaled €40,473 million (December 31, 2015: €36,848 million; December 31, 2014: €35,654 million).

Following is a detail of the financial assets classified as Loans and receivables to costumers and considered to be impaired due to credit risk at December 31, 2016, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no	With balances past due by
	past-due balances or less than 90 days past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164
Rest of the world	—	—	—	—	—	—
	11,141	4,664	2,551	2,175	12,042	32,573

The detail at December 31, 2015 is as follows:

	Millions of euros
	With no	With balances past due by
	past-due balances or less than 90 days past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	6,623	894	622	551	8,329	17,019
European Union (excluding Spain)	1,854	1,720	916	791	4,394	9,675
United States and Puerto Rico	1,305	135	58	29	257	1,784
Other OECD countries	721	894	232	194	1,237	3,278
Latin America (non-OECD)	1,418	995	666	477	766	4,322
Rest of the world	8	2	—	—	45	55
	11,929	4,640	2,494	2,042	15,028	36,133

The detail at December 31, 2014 is as follows:

	Millions of euros
	With no	With balances past due by
	past-due balances or less than 90 days past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	6,664	2,764	909	866	9,404	20,607
European Union (excluding Spain)	2,027	2,520	908	767	3,532	9,754
United States and Puerto Rico	661	626	58	29	329	1,703
Other OECD countries	272	1,364	259	239	1,726	3,860
Latin America (non-OECD)	1,324	338	933	841	1,012	4,448
Rest of the world	—	—	—	—	—	—
	10,948	7,612	3,067	2,742	16,003	40,372

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2016:

	Millions of euros
	Gross amount	Allowance recognized	Estimated collateral value(*)

Without associated collateral	12,128	7,609	—
With property collateral	16,510	5,658	10,572
With other collateral	3,935	2,064	1,354
Balance at end of year	32,573	15,331	11,926

(*)Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the previous table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances may be arise which will not result in all contractual cash flow being recovered, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2016, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than1 month	1 to 2 months	2 to 3 months

Loans and advances to customers	1,672	659	393
Of which Public sector	8	2	—
Total	1,672	659	393

e)Securitization

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

	Millions of euros
	2016	2015	2014

Derecognized	477	685	2,391
Of which
Securitized mortgage assets	477	685	2,391

Retained on the balance sheet	100,675	107,643	100,503
Of which
Securitized mortgage assets	44,311	54,003	57,808
Of which: UK assets	20,969	30,833	36,475
Other securitized assets	56,364	53,640	42,695
Total	101,152	108,328	102,894

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2016, 2015 and 2014 the Group did not derecognize any of the securitizations performed, and the balance shown as derecognized for those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately €324 million at December 31, 2016 (December 31, 2015: €506 million; December 31, 2014: €1,942 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2016 the Group recognized under Other liabilities an obligation amounting to €3 million (December 31, 2015: €6 million; December 31, 2014: €34 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	4,678	5,696	4,620	5,786	5,072	5,321
Of which: Portfolio
hedges	1,525	2,329	426	2,168	413	2,319
Cash flow hedges	5,349	1,324	2,449	3,021	2,094	1,650
Hedges of net investments in foreign operations	350	1,136	658	130	180	284
	10,377	8,156	7,727	8,937	7,346	7,255

Note 36 contains a description of the Group’s main hedges.

12.Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Equity instruments	—	—	—
Tangible assets	5,743	5,623	5,256
Of which:
Foreclosed assets	5,640	5,533	5,139
Of which: Property assets in Spain (Note 54)	4,902	4,983	4,597
Other tangible assets held for sale	103	90	117
Other assets	29	23	120
	5,772	5,646	5,376

At December 31, 2016, the allowances recognized for the total non-current assets held for sale represented 51.3% (2015: 51.4%; 2014: 51.3%). The net charges recorded in those years amounted to €241 million, €253 million and €374 million, respectively and the recoveries during these exercises are amounted to €29 million, €31 million and €35 million.

In 2016 the Group sold, for €1,083 million, foreclosed properties with a gross carrying amount of €1,632 million, for which provisions totaling €607 million had been recognized. These sales gave rise to gains of €58 million.

In addition, other tangible assets were sold for €64 million, giving rise to a gain of €13 million (see Note 50).

13.Investments

a)Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2016	2015	2014

Associated entities
Merlin Properties, SOCIMI, S.A.	1,168	—	—
Zurich Santander Insurance América, S.L.	1,011	873	997
Santander Insurance (Ireland)	325	301	288
Testa Residencial, SOCIMI, S.A.	307	-	-
Other companies	431	485	490
	3,242	1,659	1,775

Joint Ventures entities
SAM Investment Holdings Limited	525	514	456
Aegon Santander Seguros	197	240	227
Unión de Créditos Inmobiliarios, S.A., EFC	177	184	178
Other companies	695	654	835
	1,594	1,592	1,696

The changes in Investments were as follows: in the listed entity Merlin Properties, SOCIMI, S.A.

b)Changes

	Millions of euros
	2016	2015	2014

Balance at beginning of year	3,251	3,471	5,536
Acquisitions (disposals) and capital increases (reductions)	(72)	(72)	80
Changes in the scope of consolidation (Note 3)	1,457	21	(2,383)
Of which:
Santander Consumer USA Inc.	—	—	(2,159)
Metrovacesa Group	—	—	(642)
Merlin and Testa	1,475	—	—
Santander Insurance (Ireland)	—	—	285
Effect of equity accounting (Note 41)	444	375	243
Dividends paid and reimbursements of share premium	(305)	(227)	(178)
Exchange differences and other changes	61	(317)	173
Balance at end of year	4,836	3,251	3,471

c)Impairment losses

In 2016, 2015 and 2014 there was no evidence of material impairment on the Group’s investments.

d)Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2016	2015	2014

Total assets	55,791	42,510	40,749
Total liabilities	(45,623)	(38,118)	(36,120)
Net assets	10,168	4,392	4,629

Group’s share of net assets	3,381	1,904	2,272
Goodwill	1,455	1,347	1,199
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Santander Insurance (Irlanda)	205	205	205
Total Group share	4,836	3,251	3,471
Total income	11,766	11,430	9,780
Total profit	984	935	750
Group’s share of profit	444	375	243

Following is a summary of the financial information for 2016 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Associated entities	32,571	(24,837)	7,219	667
Of which:
Inversiones Zurich Santander América, S.L.	16,073	(15,081)	4,612	457
Santander Insurance (Irlanda)	1,908	(1,666)	796	47
Joint Ventures entities	23,220	(20,786)	4,547	317
Of which:
SAM Investment Holdings Limited	3,070	(2,375)	1,909	146
Unión de Créditos Inmobiliarios, S.A., EFC	12,144	(11,790)	389	12
Aegon Santander Seguros	556	(303)	312	35
Total	55,791	(45,623)	11,766	984

14.Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	269	299	345
	269	299	345

15.Liabilities and Assets under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2016			2015			2014
	Direct			Direct			Direct
	insurance			insurance			insurance
	and		Total	and		Total	and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
Technical provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)

Unearned premiums and unexpired risks	61	(46)	15	62	(39)	23	107	(34)	73
Life insurance	159	(138)	21	149	(136)	13	157	(146)	11
Claims outstanding	358	(98)	260	335	(112)	223	378	(107)	271
Bonuses and rebates	19	(8)	11	18	(9)	9	15	(8)	7
Other technical provisions	55	(41)	14	63	(35)	28	56	(45)	11
	652	(331)	321	627	(331)	296	713	(340)	373

16.Tangible assets

a)Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
		Leased out under
		an operating	Investment
	For own use	lease	property	Total

Cost:
Balances at January 1, 2014	15,795	3,205	4,644	23,644
Additions / disposals (net) due to change in the scope of consolidation	229	2,472	3,296	5,997
Additions / disposals (net)	952	4,868	(774)	5,046
Transfers, exchange differences and other items	375	(79)	258	554
Balances at December 31, 2014	17,351	10,466	7,424	35,241
Additions / disposals (net) due to change in the scope of consolidation	(22)	1	(27)	(48)
Additions / disposals (net)	878	3,857	(88)	4,647
Transfers, exchange differences and other items	(765)	597	36	(132)
Balances at December 31, 2015	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036
Balances at December 31, 2016	18,112	18,238	3,465	39,815

Accumulated depreciation:
Balances at January 1, 2014	(7,934)	(926)	(203)	(9,063)
Disposals due to change in the scope of consolidation	4	—	—	4
Disposals	403	157	43	603
Charge for the year	(1,048)	—	(12)	(1,060)
Transfers, exchange differences and other items	(404)	(1,009)	(22)	(1,435)
Balances at December 31, 2014	(8,979)	(1,778)	(194)	(10,951)
Disposals due to change in the scope of consolidation	(27)	—	5	(22)
Disposals	423	196	11	630
Charge for the year	(1,161)	—	(11)	(1,172)
Transfers, exchange differences and other items	296	(1,794)	(95)	(1,593)
Balances at December 31, 2015	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)
Balances at December 31, 2016	(10,211)	(5,169)	(197)	(15,577)

	Millions of euros
		Leased out
		under an
		operating	Investment
	For own use	lease	property	Total

Impairment losses:
Balances at January 1, 2014	(74)	(92)	(761)	(927)
Impairment charge for the year	(5)	(31)	(112)	(148)
Releases	—	—	—	—
Disposals due to change in the scope of consolidation	—	—	28	28
Exchange differences and other	31	—	(18)	13
Balances at December 31, 2014	(48)	(123)	(863)	(1,034)
Impairment charge for the year	(5)	(37)	(109)	(151)
Releases	3	—	20	23
Disposals due to change in the scope of consolidation	5	—	(4)	1
Exchange differences and other	—	1	(120)	(119)
Balances at December 31, 2015	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of consolidation	1	—	309	310
Exchange differences and other	14	42	17	73
Balances at December 31, 2016	(41)	(159)	(752)	(952)

Tangible assets, net:
Balances at December 31, 2014	8,324	8,565	6,367	23,256
Balances at December 31, 2015	7,949	11,386	5,985	25,320
Balances at December 31, 2016(*)	7,860	12,910	2,516	23,286

(*)The decreases in 2016 in Tangible assets - Investment property is due of division result and deconsolidation of Metrovacesa, S.A. (see Note 3).

b)Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount

Land and buildings	5,829	(1,790)	(48)	3,991
IT equipment and fixtures	4,716	(3,722)	—	994
Furniture and vehicles	6,494	(3,409)	—	3,085
Construction in progress and other items	312	(58)	—	254
Balances at December 31, 2014	17,351	(8,979)	(48)	8,324

Land and buildings	5,754	(1,892)	(45)	3,817
IT equipment and fixtures	4,984	(3,927)	—	1,057
Furniture and vehicles	6,374	(3,561)	—	2,813
Construction in progress and other items	330	(68)	—	262
Balances at December 31, 2015	17,442	(9,448)	(45)	7,949

Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151
Balances at December 31, 2016	18,112	(10,211)	(41)	7,860

The carrying amount at December 31, 2016 in the foregoing table includes the following approximate amounts:

•	€5,906 million (December 31, 2015: €5,870 million; December 31, 2014: €6,161 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c)Investment property

The fair value of investment property at December 31, 2016 amounted to €2,583 million (2015: €6,097 million; 2014: €6,366 million). A comparison of the fair value of investment property at December 31, 2016, 2015 and 2014 with the net book value shows gross unrealized gains of €67 million (2015 gains: €112 and 2014 losses: 1 €million), of which are attributed to the group are unrealized gains of EUR: 67 million (2015 gains: €112 million and 2014 losses: €1 million).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2016, 2015 and 2014 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)Sale of properties

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

The rental expense recognized by the Group in 2016 in connection with these operating lease agreements amounted to €297 million (2015: €297 million; 2014: €292 million). At December 31, 2016, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to €243 million payable within one year, €726 million payable at between one and five years and €1,496 million payable at more than five years.

17.Intangible assets - Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2016	2015	2014

Santander UK	8,679	10,125	9,540
Banco Santander (Brazil)	5,769	4,590	6,129
Santander Consumer USA	3,182	3,081	2,762
Bank Zachodni WBK	2,342	2,423	2,418
Santander Bank, National Association	1,948	1,886	1,691
Santander Consumer Germany	1,217	1,217	1,315
Banco Santander Totta	1,040	1,040	1,040
Banco Santander - Chile	704	644	675
Santander Consumer Bank (Nordics)	537	546	564
Grupo Financiero Santander (Mexico)	449	517	561
Other companies	857	891	853
Total goodwill	26,724	26,960	27,548

The changes in goodwill were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	26,960	27,548	23,281
Additions (Note 3)	—	235	3,176
Of which:
Santander Consumer USA Holdings, Inc.	—	—	2,482
Carfinco Financial Group Inc.	—	162	—
Financiera El Corte Inglés, E.F.C., S.A.	—	—	32
Santander Consumer Bank (Nordics) (*)	—	—	408
Getnet	—	—	229
Other entities	—	73	25
Impairment losses	(50)	(115)	(2)
Disposals or changes in scope of consolidation	(2)	(172)	—
Exchange differences and other items	(184)	(536)	1,093
Balance at end of year	26,724	26,960	27,548

(*)In 2015 the Group completed the purchase price allocation, the goodwill on which finally amounted to €391 million (see Note 3.b).

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2016 goodwill decreased by €185 million due to exchange differences (see Note 29.b) which, pursuant to current legislation, were recognized with a credit to Other comprehensive income Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognized income and expense.

During 2016, the Group has reallocated the goodwill initially assigned to the Santander Bank, National Association cash generating unit to the information segments in which the activity is broken down, as the company’s business is managed. This reallocation was made based on the relative values of the reallocated units, not presenting any evidence of impairment prior to reassignment. This change has no effect in the accompanying consolidated financial statements.

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

a)Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2016 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate

Santander UK	5 years	8.8%	2.5%
Banco Santander (Brazil)	5 years	15.2%	7.8%
Santander Bank, National Association (**)	3 years	9.5%	3.7%
Santander Consumer Germany	5 years	8.7%	2.5%
Santander Consumer USA	3 years	10.2%	2.5%
Banco Santander Totta	5 years	10.8%	2.5%
Santander Consumer Bank (Nordics)	5 years	9.0%	2.5%

(*)Post-tax discount rate for the purpose of consistency with the earnings projections used.

(**)After the reallocation of goodwill during the 2016 financial year discussed above, the attached table shows the information of the main hypotheses of the cash-generating units that are allocated within the goodwill.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/‑50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, although in the case of Santander UK, the value in use is close to its carrying amount to be recovered, motivated mainly by the impact of Referendum UK/UE on the projections used in the estimation of its value in use.

The recoverable amount of Bank Zachodni WBK, Banco Santander - Chile and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

18.Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2016, 2015 and 2014 is as follows:

		Millions of euros
	Estimated useful life	December 31, 2015	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39

With finite useful life:
IT developments	3‑7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortization		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	(19)	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of Which: Addition					(11)
		2,470	1,768	(124)	(1,286)	—	(131)	2,697

		Millions of euros
	Estimated useful life	December 31, 2014	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2015
With indefinite useful life:
Brand names		61	—	(2)	—	(17)	7	49

With finite useful life:
IT developments	3‑7 years	5,350	1,481	(25)	—	(951)	(444)	5,411
Other		1,294	87	—	—	(81)	6	1,306
Accumulated amortization		(3,623)	—	20	(1,246)	663	313	(3,873)
Development		(3,096)	—	20	(1,138)	613	248	(3,353)
Other		(527)	—	—	(108)	50	65	(520)
Impairment losses		(229)	—	—	(586)	386	6	(423)
Of Which: Addition					(586)
		2,853	1,568	(7)	(1,832)	—	(112)	2,470

		Millions of euros
	Estimated useful life	December 31, 2013	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2014
With indefinite useful life:
Brand names		15	—	43	—	—	3	61

With finite useful life:
IT developments	3‑7 years	5,546	1,345	63	—	(1,731)	127	5,350
Other		1,132	(127)	525	—	(250)	14	1,294
Accumulated amortization		(3,603)	—	—	(1,227)	1,269	(62)	(3,623)
Development		(2,973)	—	—	(1,088)	1,019	(54)	(3,096)
Other		(630)	—	—	(139)	250	(8)	(527)
Impairment losses		(130)	—	—	(699)	712	(112)	(229)
Of Which: Addition					(749)
		2,960	1,218	631	(1,926)	—	(30)	2,853

In 2015 and 2014, impairment losses of €586 and €699 million, respectively were recognized under provisions or reversals of provisions at financial assets in the consolidated income statement. These impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.Other assets

The detail of Other assets is as follows:

	Millions of euros
	2016	2015	2014
Transactions in transit	431	323	727
Net pension plan assets (Note 25)	521	787	413
Prepayments and accrued income	2,232	1,976	2,001
Other	3,878	3,277	3,909
	7,062	6,363	7,050

20.Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

CENTRAL BANKS
Classification:
Financial liabilities held for trading	1,351	2,178	2,041
Financial liabilities designated at fair value through profit or loss	9,112	16,486	6,321
Financial liabilities at amortized cost	44,112	38,872	17,290
	54,575	57,536	25,652
Type:
Deposits on demand	5	5	—
Time deposits	46,263	41,842	23,273
Deposits available with prior notice	—	—	—
Reverse repurchase agreements	8,292	15,659	2,351
Repurchase agreements	15	30	28
	54,575	57,536	25,652

CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	44	77	5,531
Financial liabilities designated at fair value through profit or loss	5,015	8,551	19,039
Financial liabilities at amortized cost	89,764	109,209	105,394
	94,823	117,837	129,964

Type:
Deposits on demand	4,220	4,526	5,597
Time deposits	61,187	70,906	61,523
Reverse repurchase agreements	29,277	42,064	62,243
Subordinated deposits	5	3	247
Repurchase agreements	134	338	354
	94,823	117,837	129,964

Currency:
Euro	74,746	92,062	86,786
Pound sterling	12,237	5,961	8,107
US dollar	40,514	48,586	34,646
Brazilian reais	16,537	16,410	19,779
Other currencies	5,364	12,354	6,298
	149,398	175,373	155,616

The increase in Deposits from central banks measured at amortized cost in the last three years relates mainly to the Group’s participation in the European Central Bank’s targeted longer-term refinancing operations (LTRO and TLTROs) for €35 billion.

Additionally, during the second half of 2016, the Bank of England granted funding under the Term Scheme Funding (TFS) program. As of December 2016, Santander UK had invested € 5.2 million.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2016	2015	2014

Classification:
Financial liabilities held for trading	9,996	9,187	5,544
Financial liabilities designated at fair value through profit or loss.	23,345	26,357	33,127
Financial liabilities at amortized cost	657,770	647,598	609,035
	691,111	683,142	647,706
Geographical area:
Spain	181,888	183,778	186,114
European Union (excluding Spain)	295,059	311,314	275,291
United States and Puerto Rico	63,429	59,814	51,291
Other OECD countries	62,761	57,817	55,003
Latin America (non-OECD)	87,519	69,792	79,848
Rest of the world	455	627	159
	691,111	683,142	647,706
Type:
Demand deposits-
Current accounts	279,494	257,192	200,752
Savings accounts	180,611	180,415	173,105
Other demand deposits	7,156	5,489	5,046
Time deposits-
Fixed-term deposits and other term deposits	176,581	196,965	223,262
Home-purchase savings accounts	50	59	71
Discount deposits	448	448	448
Hybrid financial liabilities	3,986	5,174	3,525
Subordinated liabilities	24	20	79
Repurchase agreements	42,761	37,380	41,418
	691,111	683,142	647,706

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2016	2015	2014

Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,791	3,373	3,830
Financial liabilities at amortized cost	226,078	222,787	209,865
	228,869	226,160	213,695
Type:
Bonds and debentures outstanding	183,278	182,073	178,710
Subordinated	19,873	21,131	16,806
Notes and other securities	25,718	22,956	18,179
	228,869	226,160	213,695

The breakdown of book value by maturity of the subordinated liabilities and bonds and debentures outstanding at December 31, 2016:

	Millions of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Subordinated Liabilities	268	1,145	—	18,460	19,873
Covered bonds	25,403	24,955	15,717	17,958	84,033
Other bonds and debentures	29,374	32,218	22,140	15,513	99,245
Total bonds and debentures outstanding	54,777	57,173	37,857	33,471	183,278
Total bonds and debentures outstanding and subordinated liabilities	55,045	58,318	37,857	51,931	203,151

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in those years.

b)Bonds and debentures outstanding

The detail, by currency of issue, of bonds and debentures outstanding is as follows:

				December 31, 2016
				Outstanding
				issue amount
				in foreign	Annual
	Millions of euros			currency	interest
Currency of issue	2016	2015	2014	(Millions)	rate (%)

Euro	77,231	88,922	89,803	77,231	3.35%
US dollar	48,134	46,463	39,992	50,738	2.37%
Pound sterling	15,098	16,757	19,613	12,926	2.65%
Brazilian real	27,152	19,125	18,707	93,144	11.64%
Hong Kong dollar	40	74	41	328	3.00%
Chilean peso	6,592	3,634	3,596	4,664,826	3.05%
Other currencies	9,030	7,098	6,958
Balance at end of year	183,278	182,073	178,710

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2016	2015	2014

Balance at beginning of year	182,073	178,710	161,274
Net inclusion of entities in the Group	1,009	5,229	7,024
Of which:
Santander Consumer USA Holdings Inc.	—	—	7,024
Banif - Banco Santander Totta SA	—	1,729	—
Auto ABS UK Loans PLC	—	1,358	—
Auto ABS DFP Master Compartment France 2013	—	550	—
Auto ABS2 FCT Compartiment 2013‑A	—	514	—
PSA Financial Services, Spain, EFC, SA	—	401	—
Auto ABS FCT Compartiment 2012‑1	—	274	—
Auto ABS FCT Compartiment 2013‑2	—	205	—
PSA Finance Suisse, S.A.	—	200	—
Banca PSA Italia S.P.A.	500	—	—
PSA Bank Deutschland GmbH	497	—	—

Issues	57,012	66,223	66,360
Of which:
Grupo Santander UK	12,815	16,279	21,377
Santander Consumer USA Holdings Inc.	11,699	11,330	7,600
Banco Santander S.A. (Brasil)	7,699	16,910	15,818
Santander Consumer Finance, S.A.	4,567	5,070	3,602
Santander International Debt, S.A.	3,968	4,270	4,853
Banco Santander S.A. (Chile)	3,363	1,198	1,979
Santander Holding USA, Inc.	2,798	1,921	—
Banco Santander S.A.	2,417	995	3,163
Banco Santander S.A. (México)	1,840	1,874	1,099
Santander Consumer Bank A.S.	1,537	1,328	470
PSA Financial Services, Spain, EFC, SA	726	—	—
Auto ABS French Lease Master Compartiment 2016	635	—	—
Emisora Santander España	158	745	—
Banco Santander Totta SA	—	749	1,746
Santander Bank, National Association	—	910	—
Motor 2014 PLC	—	—	736
Redemptions and repurchases	(59,036)	(69,295)	(60,883)
Of which:
Grupo Santander UK	(13,163)	(18,702)	(19,213)
Santander Consumer USA Holdings Inc.	(11,166)	(7,556)	—
Banco Santander S.A. (Brasil)	(7,579)	(14,718)	(14,359)
Santander International Debt, S.A.	(6,747)	(5,938)	(6,967)
Banco Santander S.A.	(6,090)	(11,579)	(12,391)
Santander Consumer Finance, S.A.	(4,117)	(2,838)	(1,422)
Santander Holdings USA, Inc.	(1,786)	(494)	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	(1,453)	(789)	(726)
Banco Santander Totta SA	(856)	(130)	(1,095)
Santander Consumer Bank A.S.	(710)	(163)	—
Banco Santander - Chile	(516)	(2,136)	(2,186)
Santander International Products, Plc.	(332)	(64)	(610)
Santander US Debt, S.A.U.	—	(1,064)	—
Brazil Foreign Diversified Payment Rights Finance Company	—	—	(655)
Exchange differences and other movements	2,219	1,206	4,935
Balance at year-end	183,278	182,073	178,710

c)Notes and other securities

These notes were issued basically by Abbey National Treasury Services plc, Santander Consumer Finance, S.A., Santander Commercial Paper, S.A., Banco Santander (México), S.A., Bank Zachodni WBK S.A., Banco Santander, S.A. and PSA Banque France.

d)Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2016	2015	2014

Asset-backed securities	38,825	42,201	39,594
Of which, mortgage-backed securities	8,561	14,152	18,059
Other mortgage securities	44,616	48,228	60,569
Of which: mortgage-backed bonds	16,965	19,747	29,227
Territorial covered bond	592	1,567	1,576
	84,033	91,996	101,739

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:
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

b.

Other asset - backed securities - including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

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

e)Spanish mortgage-market issues

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24 implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

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

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24 is as follows:

Millions of euros	2016	2015	2014

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	56,871	60,043	68,306
Of which:
Loans eligible to cover issues of mortgage-backed securities	38,426	39,414	42,764
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	19,509	21,417	19,542

Mortgage-backed bonds

The mortgage-backed bonds ("cédulas hipotecarias") issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

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

The outstanding mortgage-backed bonds issued by the Group totaled €16,965 million at December 31, 2016 (all of which were denominated in euros), of which €16,465 million were issued by Banco Santander, S.A. and €500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2016 and 2015 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2016
Currency of issue	2016	2015	2014	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)

Euro	8,044	8,001	5,901	8,044	3.75%
US dollar	9,349	9,174	5,525	9,855	5.37%
Pound sterling	949	851	1,776	813	8.95%
Brazilian real	136	1,878	2,267	466	9.60%
Other currencies	1,424	1,249	1,663
Balance at end of year	19,902	21,153	17,132
Of which, preference shares	413	449	739
Of which, preference participations	6,916	6,749	6,239

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2016	2015	2014

Balance at beginning of year	21,153	17,132	16,139
Net inclusion of entities in the Group (Note 3)	—	—	—
Placements	2,395	4,787	4,351
Of which:
Santander Issuances, S.A. Unipersonal	2,328	2,878	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	59	—	—
Santander UK Group Holdings plc	—	1,377	—
Santander UK plc	—	521	—
Banco Santander, S.A.	—	—	4,235
Banco Santander (Brasil), S.A.	—	—	115

Redemptions and repurchases	(2,812)	(1,029)	(3,743)
Of which:
Santander Issuances, S.A. Unipersonal	(1,975)	—	(1,425)
Banco Santander (Brasil) S.A.	(716)	(60)	(379)
Santander Consumer Finance, S.A.	(70)	—	—
Santander UK plc	(51)	(466)	—
Bank Zachodni WBK S.A.	—	(237)	—
Banco Santander, S.A.	—	(114)	(61)
Santander Central Hispano Issuances Limited	—	(79)	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	(64)	—
Banco Santander - Chile	—	(4)	(174)
Santander Finance Preferred, S.A. Unipersonal	—	—	(1,678)

Exchange differences and other movements	(834)	263	385
Balance at end of year	19,902	21,153	17,132

c)Other disclosures

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

At December 31, 2016, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers. The issues launched by Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred, S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged at the Bank for this purpose and totaled €8,612 million at December 31, 2016.

At December 31, 2016, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014 Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of €1,500 million, USD 1,500 million and €1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5‑year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5‑year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5‑year Mid-Swap Rate) for the September issue.

On March 25, May 28 and September 30, 2014 the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

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

On December 30, 2016 Grupo Financiero Santander México, S.A.B. of C.V made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

The interest accrued on subordinated liabilities amounted to €945 million in 2016 (2015: €934 million; 2014: €1,084 million). The interest accrued on the CCPSs in 2016 is increase of €334 million in 2016 (2015: €276 million; 2014: €131 million).

24.Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Trade payables	1,230	1,264	1,276
Clearing houses	676	708	562
Tax collection accounts
Tax payables	2,790	2,489	2,304
Factoring accounts payable	180	194	193
Unsettled financial transactions	7,418	5,584	4,445
Other financial liabilities	14,222	10,639	10,688
	26,516	20,878	19,468

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Provision for pensions and other obligations post-employments	6,576	6,356	7,074
Other long term employee benefits	1,712	1,916	2,338
Provisions for taxes and other legal contingencies	2,994	2,577	2,916
Provisions for commitments and guarantees given (Note 2)	459	618	654
Of which: due to country risk	3	2	2
Other provisions	2,718	3,027	2,394
Provisions	14,459	14,494	15,376

b)Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2016					2015					2014
	Provisions for post- employment plans	Provisions for other long Term employee benefits	Provisions for commitments and guarantees given	Other provisions	Total	Provisions for post- employment plans	Provisions for other long Terms employee benefits	Provisions for commitments and guarantees given	Other provisions	Total	Provisions for post- employment plans	Provisions for other long Term employee benefits	Provisions for commitments and guarantees given	Other provisions	Total

Balances at beginning of year	6,356	1,916	618	5,604	14,494	7,074	2,338	654	5,310	15,376	6,868	2,258	693	4,770	14,589
Net inclusion of entities in the Group	11	8	(4)	13	28	16	1	8	162	187	11	—	3	74	88
Additions charged to income:	227	368	(40)	2,235	2,790	291	224	(1)	2,958	3,472	23	757	54	2,594	3,428
Interest expense(Note 39)	170	31	—	—	201	228	42	—	—	270	278	66	—	—	344
Personnel expenses (Note 47)	73	8	—	—	81	85	11	—	—	96	66	9	—	—	75
Extraordinary provisions:	(16)	329	(40)	2,235	2,508	(22)	171	(1)	2,958	3,106	(321)	682	54	2,594	3,009
Addition	24	377	226	3,024	3,651	9	217	238	3,632	4,096	(272)	687	287	3,140	3,842
Release	(40)	(48)	(266)	(789)	(1,143)	(31)	(46)	(239)	(674)	(990)	(49)	(5)	(233)	(546)	(833)
Other additions arising from insurance contracts	(3)	—	—	—	(3)	(18)	—	—	—	(18)	31	—	—	—	31
linked to pensions
Changes in value recognized in equity	1,275	—	—	—	1,275	(575)	—	—	—	(575)	770	—	—	—	770
Payments to pensioners and pre-retirees with a
charge to internal provisions	(367)	(603)	—	—	(970)	(347)	(667)	—	—	(1,014)	(361)	(677)	—	—	(1,038)
Benefits paid due to settlements	(20)	—	—	—	(20)	—	—	—	—	—	—	—	—	—	—
Insurance premiums paid	(1)	—	—	—	(1)	(1)	—	—	—	(1)	(11)	—	—	—	(11)
Payments to external funds	(852)	—	—	—	(852)	(146)	—	—	—	(146)	(607)	—	—	—	(607)
Amounts used	—	—	(2)	(2,149)	(2,151)	—	—	—	(1,684)	(1,684)	—	—	—	(2,293)	(2,293)

Transfer, exchange differences and other changes	(50)	23	(113)	9	(131)	62	20	(43)	(1,142)	(1,103)	350	—	(96)	165	419

Balances at end of year	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494	7,074	2,338	654	5,310	15,376

c)Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2016	2015	2014

Provisions for post-employment plans - Spanish entities	4,701	4,822	4,910
Provisions for other similar obligations - Spanish entities	1,664	1,817	2,242
Of which: Pre-retirements	1,644	1,801	2,220
Provisions for post-employment plans - Santander UK plc	306	150	256
Provisions for other similar obligations - Santander UK plc	—	—	—
Provisions for post-employment plans - Other foreign subsidiaries	1,569	1,384	1,908
Provisions for other similar obligations - Other foreign subsidiaries	48	99	96
Provisions for pensions and similar obligations	8,288	8,272	9,412
Of which: Defined benefits	8,277	8,263	9,402

i.Spanish entities - Post-employment plans and other similar obligations

At December 31, 2016, 2015 and 2014, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement. In 2016, 1,184 employees accepted the pre-retirement and voluntary redundancy offers, and the provision recognized to cover these obligations totaled €361 million (2015: €217 million; 2014: €642 million).

The expenses incurred by the Spanish Companies in respect of contributions to defined contribution plans amounted to €93 million in 2016 (2015: €99 million; 2014: €105 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014

Annual discount rate	1.50%	1.75%	2.00%	1.50%	1.75%	2.00%
Mortality tables	PERM/F‑2000	PERM/F‑2000	PERM/F‑2000	PERM/F‑2000	PERM/F‑2000	PERM/F‑2000
Cumulative annual CPI growth	1.0%	1.0%	1.5%	1.0%	1.0%	1.5%
Annual salary increase rate	2.0% (*)	2.0% (*)	2.50% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.0%	1.0%	1.5%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	De 0% a 1.5%	De 0% a 1.5%	De 0% a 1.5%

(*)Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2016, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.70% and -5.18%, respectively, and an increase or decrease in the present value of the long-term obligations of +/‑1.10% These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014

Expected rate of return on plan assets	1.50%	1.75%	2.0%	N/A	N/A	N/A
Expected rate of return on reimbursement rights	1.50%	1.75%	2.0%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2016 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012

Present value of the obligations:
To current employees	50	48	62	50	58	—	—	—	—	—
Vested obligations to retired employees	4,423	4,551	4,708	4,483	4,765	—	—	—	—	—
To pre-retirees	—	—	—	—	—	1,644	1,801	2,220	2,149	2,389
Long-service bonuses and other benefits	—	—	—	—	—	13	12	13	11	7
Other	383	380	307	257	221	—	—	4	1	8
	4,856	4,979	5,077	4,790	5,044	1,657	1,813	2,237	2,161	2,404
Less - Fair value of plan assets	157	157	167	157	144	—	—	—	—	—
Provisions - Provisions for pensions	4,699	4,822	4,910	4,633	4,900	1,657	1,813	2,237	2,161	2,404

Of which:
Internal provisions for pensions	4,432	4,524	4,565	4,293	4,495	1,657	1,813	2,237	2,161	2,404
Insurance contracts linked to pensions (Note 14)	269	299	345	342	405	—	—	—	—	—
Unrecognized net assets for pensions	(2)	(1)	—	(2)	—	—	—	—	—	—

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post- employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014

Current service cost	11	12	10	1	2	1
Interest cost (net)	91	100	139	27	37	59
Expected return on insurance contracts
linked to pensions	(5)	(6)	(9)	—	—	—
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	—	—	—	6	(8)	48
Past service cost	6	4	—	—	—	—
Pre-retirement cost	6	4	12	355	213	630
Other	(21)	(28)	(14)	(1)	(33)	—
	88	86	138	388	211	738

In addition, in 2016 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by €141 million with respect to defined benefit obligations (2015: an increase of €145 million; 2014: an increase of €427 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2016	2015	2014	2016	2015	2014

Present value of the obligations at beginning of year	4,979	5,077	4,790	1,813	2,237	2,161
Net inclusion of entities in the Group	—	—	—	—	—	—
Current service cost	11	12	10	1	2	1
Interest cost	95	105	144	27	37	59
Pre-retirement cost	6	4	12	355	213	630
Effect of curtailment/settlement	(21)	(28)	(14)	—	(33)	—
Benefits paid	(353)	(327)	(355)	(570)	(657)	(665)
Benefits paid for settlements	—	—	—	—	(1)	—
Past service cost	6	4	—	—	—	—
Actuarial (gains)/losses	136	124	485	6	(8)	48
Demographic actuarial (gains)/losses	15	24	8	(1)	(12)	1
Financial actuarial (gains)/losses	121	100	477	7	4	47
Exchange differences and other items	(3)	8	5	25	23	3
Present value of the obligations at end of year	4,856	4,979	5,077	1,657	1,813	2,237

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2016	2015	2014

Fair value of plan assets at beginning of year	157	167	157
Expected return on plan assets	4	5	5
Benefits paid	(8)	(17)	(38)
Contributions/(surrenders)	9	1	11
Actuarial gains/(losses)	(2)	(3)	27
Exchange differences and other items	(3)	4	5
Fair value of plan assets at end of year	157	157	167

Insurance contracts linked to pensions

	Millions of euros
	Post- employment plans
	2016	2015	2014

Fair value of insurance contracts linked to pensions at beginning of year	299	345	342
Expected return on insurance contracts linked to pensions	5	6	9
Benefits paid	(32)	(34)	(37)
Actuarial gains/(losses)	(3)	(18)	31
Fair value of insurance contracts linked to pensions at end of year	269	299	345

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2017 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2016 for the next ten years:

Millions
of euros

2017	812
2018	704
2019	603
2020	513
2021	430
2022 to 2026	1,430

ii.United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €81 million in 2016 (2015: €90 million; 2014: €84 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2016	2015	2014

Annual discount rate	2.79%	3.74%	3.65%
Mortality tables	116/98 S1 Light TMC	116/98 S1 Light TMC	116/98 S1 Light TMC
Cumulative annual CPI growth	3.12%	2.98%	3.05%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.92%	2.83%	2.85%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2016, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 11%. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 7.4%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2016 and the four preceding years is as follows:

	Millions of euros
	2016	2015	2014	2013	2012

Present value of the obligations	12,955	12,271	11,959	10,120	9,260
Less-
Fair value of plan assets	13,118	12,880	12,108	9,455	9,194
Provisions - Provisions for pensions	(163)	(609)	(149)	665	66

Of which:
Internal provisions for pensions	306	150	256	806	409
Net assets for pensions	(469)	(759)	(405)	(141)	(343)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2016	2015	2014

Current service cost	31	39	29
Interest cost (net)	(22)	(5)	16
Past service costs	—	—	(286)
	9	34	(241)

In addition, in 2016 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by €621 million with respect to defined benefit obligations (2015: a decrease of €435 million; 2014: a decrease of €173 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2016	2015	2014

Present value of the obligations at beginning of year	12,271	11,959	10,120
Net incorporation of Group companies	—	51	—
Current service cost	31	39	29
Interest cost	407	466	455
Benefits paid	(332)	(342)	(263)
Contributions made by employees	20	25	24
Past service cost	—	—	(286)
Actuarial (gains)/losses	2,315	(656)	1,174
Demographic actuarial (gains)/losses	(59)	(364)	236
Financial actuarial (gains)/losses	2,374	(292)	938
Exchange differences and others	(1,757)	729	706
Present value of the obligations at end of year	12,955	12,271	11,959

In 2014 Santander UK reached an agreement with the workers’ representatives to convert a portion of the defined-benefit obligations into defined-contribution plans. The effect of the reduction of the aforementioned obligations is shown in the preceding table under past service cost.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2016	2015	2014

Fair value of plan assets at beginning of year	12,880	12,108	9,455
Net incorporation of Group companies	—	66	—
Expected return on plan assets	429	471	439
Benefits paid	(332)	(342)	(263)
Contributions	304	59	450
Actuarial gains/(losses)	1,694	(222)	1,346
Exchange differences and other changes	(1,857)	740	681
Fair value of plan assets at end of year	13,118	12,880	12,108

In 2017 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2016.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2016	2015	2014

Equity instruments	25%	23%	22%
Debt instruments	49%	53%	56%
Properties	12%	15%	12%
Other	14%	9%	10%

The following table shows the estimated benefits payable at December 31, 2016 for the next ten years:

Millions
of euros

2017	336
2018	358
2019	382
2020	408
2021	435
2022 to 2026	2,670

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2016, 2015 and 2014, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €92 million in 2016 (2015: €90 million; 2014: €58 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. (In Brazil the discount rate used was between 10.84% and 10.93%, the CPI 4.5% and the mortality table the AT‑2000).

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2016, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 4.60%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2016 and the four preceding years is as follows:

	Millions of euros
		Of which:
		Business in
	2016	Brazil	2015	2014	2013	2012

Present value of the obligations	9,876	7,490	8,337	10,324	9,289	12,814
Less-
Of which: with a charge to the participants	153	153	133	151	133	125
Fair value of plan assets	8,445	6,871	7,008	8,458	7,938	10,410
Provisions - Provisions for pensions	1,278	466	1,196	1,715	1,218	2,279

Of which:
Internal provisions for pensions	1,613	797	1,478	1,999	1,512	2,626
Net assets for pensions	(52)	(48)	(28)	(8)	(8)	(5)
Unrecognized net assets for pensions	(283)	(283)	(254)	(276)	(286)	(342)

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

—
	Millions of euros
	2016	2015	2014

Current service cost	38	43	35
Interest cost (net)	105	138	131
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	(9)	(1)	4
Past service cost	18	1	1
Pre-retirement cost	(9)	—	—
Other	(37)	(1)	(34)
	106	180	137

In addition, in 2016 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by €513 million with respect to defined benefit obligations (2015: a decrease of €285 million; 2014: an increase of €515 million).

In December 2011, the financial entities of Portugal, including Banco Santander Totta, S.A. made a partial transfer of the pension commitments to the Social Security. Consequently, Banco Santander Totta, S.A. carried out the transfer of the corresponding assets and liabilities and the current value of the net commitments of the fair value of the corresponding assets of the plan, as at December 31, 2011, under Provisions - Funds for pensions and similar obligations. In 2016, the collective bargaining agreement of the banking sector was approved, consolidating the sharing of responsibility for the pension commitments between the State and the banks.

On the other hand, in the fourth quarter of 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and Partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the headings "benefits paid due to settlements".

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2016	2015	2014

Present value of the obligations at beginning of year	8,337	10,324	9,289
Net inclusion of entities in the Group	171	26	25
Current service cost	38	43	35
Interest cost	802	778	865
Pre-retirement cost	(9)	—	20
Effect of curtailment/settlement	(37)	(1)	(6)
Benefits paid	(690)	(639)	(669)
Benefits paid due to settlements	(1,352)	—	(6)
Contributions made by employees	8	8	7
Past service cost	18	1	1
Actuarial (gains)/losses	1,269	(271)	646
Demographic actuarial (gains)/losses	439	393	242
Financial actuarial (gains)/losses	830	(664)	404
Exchange differences and other	1.321	(1.932)	117
Present value of the obligations at end of year	9,876	8,337	10,324

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2016	2015	2014

Fair value of plan assets at beginning of year	7,008	8,458	7,938
Net inclusion of entities in the Group	154	9	13
Expected return on plan assets	732	667	759
Benefits paid	(637)	(594)	(643)
Benefits paid in case of liquidation	(1,328)	—	—
Contributions	559	109	205
Liquidation gains/(losses)	—	1	(24)
Actuarial gains/(losses)	687	43	124
Exchange differences and other items	1,270	(1,685)	86
Fair value of plan assets at end of year	8,445	7,008	8,458

In 2017 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2016.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2016	2015	2014

Equity instruments	7%	12%	8%
Debt instruments	88%	84%	83%
Properties	1%	1%	5%
Other	4%	3%	4%

The following table shows the estimated benefits payable at December 31, 2016 for the next ten years:

Millions
of euros

2017	688
2018	715
2019	742
2020	769
2021	797
2022 to 2026	4,404

d)Provisions for taxes and other legal contingencies and Other provisions

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

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2016	2015	2014

Recognized by Spanish companies	1,148	1,332	1,217
Recognized by other EU companies	1,300	1,766	1,206
Recognized by other companies	3,264	2,506	2,887
Of which:
Brazil	2,715	2,016	2,453
	5,712	5,604	5,310

Set forth below is the detail, by type of provision, of the balance at December 31, 2016, 2015 and 2014 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2016	2015	2014

Provisions for taxes	1,074	997	1,289
Provisions for employment-related proceedings (Brazil)	915	581	616
Provisions for other legal proceedings	1,005	999	1,011
Provision for customer remediation	685	916	632
Regulatory framework-related provisions	253	308	298
Provision for restructuring	472	404	273
Other	1,308	1,399	1,191
	5,712	5,604	5,310

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

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK.

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

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.d.1. With respect to Brazil, the main charges to the income statement in 2016 were €201 million for civil contingencies (2015: €289 million; 2014: €316 million) and €395 million for employment-related claims (2015: €370 million; 2014: €358 million). In addition, period provisions of €117 million were recognized in connection with restructuring (2015: €83 million). This charge was offset in part by the use of the available provisions, of which €284 million corresponded to employment-related payments (2015: €241 million; 2014: €343 million), €239 million to civil payments (2015: €273 million; 2014: €278 million) and €234 million to the use of restructuring provisions in 2014. In the UK, period provisions of €179 million were recognized in connection with customer remediation (2015: €689 million; 2014: €174 million), of €173 million in connection with the regulatory framework (Bank Levy and Financial Services Compensation Scheme (FSCS)) (2015: €243 million; 2014: €205 million), and of €129 million for restructuring (2015: €56 million), these increases were offset by the use of €355 million of provisions for customer remediation (2015: €227 million; 2014: €321 million), €169 million in payments relating to Bank Levy and FSCS (2015: €233 million; 2014: €197 million) and €49 million for restructuring in 2016 (2015: €41 million; 2014: €54 million). In Spain, period provisions of €244 million were recognized in connection with restructuring, these increases were offset by the use of €206 million of provisions for this concept. Additionally, €95 million were paid in 2016 (2015: €95 million) in relation to the extraordinary contribution to the Deposit Guarantee Fund, recognized in 2013.

e)Litigation and other matters

i. Tax-related litigation

As of the date of this report the main tax-related proceedings concerning the Group were as follows:

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

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still subsist.

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

•

In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

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

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

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

•

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, who ruled in their favor. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•

Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and ordered the case to be remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision.  The estimated loss relating to this litigation is provided for.

•

In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011,  on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of preparation of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

As of the date of this report the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

In August 2010, the FSA (now the FCA) published a Policy Statement on the valuation and compensation of claims for payment protection insurance (PPI). The policy established rules that changed the bases for the analysis and treatment of the claims for PPI sales and increased the amounts to be paid to customers whose claims were ratified.

On August 2, 2016, the FCA issued a new consultative document (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation). The document describes the FCA’s proposal to address the PPI claims following the UK Supreme Court’s ruling on the Plevin v. Paragon Personal Finance Ltd case (Plevin) and includes the recommendation that the period for filing claims should be extended by two years from June 2017, which is later than proposed in CP 15/39 issued by the FCA in November 2015. The document also includes proposals on the calculation of compensation in claims related to Plevin, including considerations on how the participation in benefits should be reflected in the calculation of commissions.

The PS17/3 (Payment protection insurance complaints: feedback on CP16/20 and final rules and guidance) were published by the FCA on March 2, 2017. These included three main changes to the assumptions used at December 2016. Firstly, there is a two month extension to the time bar to the end of August 2019. There is also now a requirement to proactively contact customers who have previously had their complaints defended which is likely to increase estimated volumes, costs and redress. Lastly there are some clarifications to the profit share percentage calculations. We are currently analyzing the impact of these changes. It is not expected that this will have a material impact at a Group level.

A provision for conduct remediation has been recognized in respect of the misselling of PPI policies in the UK. This provision has been calculated using the following key assumptions which have required the management to use its judgment:

•	Number of claims - estimated number of claims;
•	Percentage of claims lost - estimated percentage of claims that are or will be favorable to the customer; and
•	Average cost - estimated amount to be paid to customers, including compensation for direct loss plus interest.

These assumptions are based on the following information:

•	Full analysis of causes of the claims, probability of success, and the possibility of this probability varying in future;
•	Activity recorded with regard to the number of claims received;
•	Amount of compensation paid to customers, together with a forecast of the probability of this varying in future;
•	The impact on complaints levels of proactive customer contact;
•	The effect media coverage and time bar are expected to have on the complaints inflows.

These assumptions are kept under review and regularly compared to the customer information (claims received, percentage of successful claims, impact of changes in the percentage of successful claims and assessment of the customers potentially affected) to ensure their validity.

The most important factor in calculating the provision is the number of claims. The percentage of successful claims is relatively constant and the cost of claims can be predicted with reasonable certainty due to the high number of claims and the uniform characteristics of the customers affected. In calculating the provision, the total number of claims that could be received has been estimated. Experience indicates that claims may be received during a certain number of years.

2016 compared to 2015

An additional GBP 114 million provision charge was made in the fourth quarter of 2016, which represents the best estimate of future PPI, including Plevin related claims costs. We have assessed the adequacy of our provision following the revised principals in the FCA final rules and guidance released in March 2017 and no changes are proposed to our December 2016 position.

The remaining provision for PPI redress and related costs amounted to GBP 457 million, which includes a GBP30 million charge made in the third quarter of 2016 for a specific portfolio under a past business review and GBP114 million in the fourth quarter of 2016 mentioned above.

Monthly utilization during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions. We will continue to review our provision levels in light of the final FCA guidance. It is not expected that this will have a material impact at a Group level.

2015 compared to 2014

When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper, including the Plevin case, to our current assumptions. This application has resulted in an additional GBP 450 million provision charge for the fourth quarter of 2015, which represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two-year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period.

Monthly utilization, excluding pro-active customer contact, during 2015 was GBP 10 million per month (including related costs), against an average of GBP 9 million in 2014. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat.

The following table shows the main factors to calculate the provisions and the future forecast as well as the sensitivity analysis in the face of future changes:

	Accumulated at December 31, 2016	Future forecast (unaudited figures)	Sensitivity analysis: increases / decreases in provision

Claims received (1) (000)	1.209	1.058	25 = £9m
Claims received for proactive contact (000)	394	15	25 = £19m
% Response to complaints received by proactive contact	35%	90%	1% - £0,4m
% Of claims accepted by the Entity (2)	57%	69%	1% - £6m
Average compensation by accepted claim (3)	£1,692	£535	£100 = £73 m

(1)	It excludes those invalid claims where the claimant did not have a PPI policy.
(2)	It includes both claims received directly from customers and those contacted proactively by the Entity.
(3)

The average redress per claim reduced from the cumulative average value at December 31, 2016 of GBP 1,692 to a future average value of GBP 535 due to the inclusion of Plevin cases in the provision, as well as a shift in the complaint mix to a greater proportion of storecards, which typically held lower average balances.

•

Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognized any provisions in this connection.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

•

“Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

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

At the date of these consolidated financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•

At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps entered into between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps entered into by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were entered into prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation, Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

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

On March 4, 2016 the Court handed down a judgment in which it upheld all the matters raised by the Bank and declared al the swap agreements to be valid and binding. The transport companies appealed against this decision. The Appellate Court dismissed the appeal through a decision handed down on December 13, 2016, in which it stated that a cassation appeal cannot be filed against this decision. The transport companies have filed an appeal against this decision at the Supreme Court.

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

With the information available to it, the Group considers that it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2016	2015	2014

Transactions in transit	994	744	621
Accrued expenses and deferred income	6,507	6,562	6,415
Other	3,569	2,915	3,610
	11,070	10,221	10,646

27.Tax matters

a)Consolidated Tax Group

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

b)Years open for review by the tax authorities

In 2015 notification was received of the final agreed payments relating to the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007, which were signed partly on an uncontested basis and partly on a contested basis. As the Parent of the Consolidated Tax Group, in accordance with the advice of its external lawyers, Banco Santander, S.A. considers that the aforementioned final agreed payments should not have a material impact on the consolidated financial statements as there are sound defense arguments in relation to the appeals filed against them. As a result, no provision has been recognized in this connection. As regards the tax inspections relating to prior years, in 2016 notification of the execution agreement was received of the Supreme Court judgment on the years 2001 and 2002, without a material impact on the consolidated financial statements.

Also, in 2014 an audit by the tax authorities was initiated at the Consolidated Tax Group in relation to the years up to 2011, and the Consolidated Tax Group has the years subject to that audit and the subsequent years up to and including 2016 open for review in relation to the main taxes applicable to it.

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

c)Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2016	2015	2014

Consolidated profit (loss) before tax:
From continuing operations	10,768	9,547	10,679
From discontinued operations	—	—	(26)
	10,768	9,547	10,653
Income tax at tax rate applicable in Spain (30%)	3,230	2,864	3,196
Effect of application of the various tax rates applicable in each country (*)	312	158	187
Of which:
Brazil	396	300	185
United Kingdom	(63)	(146)	(138)
United States	94	156	302
Chile	(54)	(60)	(79)
Effect of profit or loss of associates and joint ventures	(133)	(111)	(73)
Effect of deduction of goodwill in Brazil	(184)	(133)	(304)
Effect of reassessment of deferred taxes	(20)	30	279
Reversal of tax liabilities (**)	—	(1,071)	—
Permanent differences	77	476	433
Current income tax	3,282	2,213	3,718

Effective tax rate	30.48%	23.18%	34.90%

Of which:
Continuing operations	3,282	2,213	3,718
Discontinued operations (Note 37)		—	—
Of which:
Current taxes	1,493	4,070	2,464
Deferred taxes	1,789	(1,857)	1,254
Taxes paid in the year	2,872	2,205	1,352

(*)Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

(**)Effect of the reversal of the tax liabilities of Banco Santander (Brasil) S.A. associated with the tax-related proceedings concerning Brazilian PIS and COFINS social contributions (see Note 25.e).

d)Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity in 2016, 2015 and 2014:

	Millions of euros
	2016	2015	2014

Other comprehensive income
Items not reclassified to profit or loss	364	(231)	319
Actuarial gains or (-) losses on defined benefit pension plans	364	(231)	319
Items that may be reclassified to profit or loss	(694)	448	(866)
Cash flow hedges	(136)	51	(150)
Financial assets available for sale	(552)	384	(683)
Debt instruments	(368)	418	(633)
Equity instruments	(184)	(34)	(50)
Other recognized income and expense of investments in subsidiaries, joint ventures and associates	(6)	13	(33)
Total	(330)	217	(547)

e)Deferred taxes

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

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as "monetizable tax assets").

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of December 29, 2010, and amended by Law no. 10, of February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of November 29 confirmed by Law 27/2014, of November 27 tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetize which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.

In a similar manner, Italy, by decree of May 3, 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at December 31, 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016		2015		2014
	Monetizable (*)	Other	Monetizable (*)	Other	Monetizable (*)	Other

Tax assets:	9,649	11,615	8,887	13,158	8,444	13,720
Tax losses and tax credits	—	4,934	—	4,808	—	5,650
Temporary differences	9,649	6,681	8,887	8,351	8,444	8,070
Of which:
Non-deductible provisions	—	1,645	—	1,631	—	2,709
Valuation of financial instruments	—	1,042	—	2,231	—	775
Loan losses	6,082	940	5,330	827	5,036	1,013
Pensions	3,567	641	3,557	475	3,408	759
Valuation of tangible and intangible assets	—	537		686		474

Tax liabilities:		5,693	—	5,565	—	4,527
Temporary differences	—	5,693	—	5,565	—	4,527
Of which:
Valuation of financial instruments	—	1,105	—	896	—	1,093
Valuation of tangible and intangible assets	—	1,916	—	1,727	—	1,323
Investments in Group companies	—	1,265	—	1,249	—	1,096

(*)Do not deduce from regulatory capital.

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

Relevant information is set forth below for the main countries which have recognized deferred tax assets:

Spain

The deferred tax assets recognized at the Consolidated Tax Group total €10,921 million, of which €5,928 million were for monetizable temporary differences, €1,759 million for other temporary differences and €3,234 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered in 15 years. This period would also apply to the recovery of the recognized tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognized in Brazil total €5,947 million, of which €3,520 million were for monetizable temporary differences, €2,085 million for other temporary differences and €342 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognized in the United States total €1,827 million, of which €540 million were for temporary differences and €1,287 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered before 2027. The recognized tax loss and tax credit carryforwards will be recovered before 2029.

Mexico

The deferred tax assets recognized in Mexico total €651 million, substantially all of which were for temporary differences.

The Group estimates that substantially all the recognized deferred tax assets for temporary differences will be recovered in 3 years.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2015	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at December 31, 2016

Deferred tax assets	22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits	4,808	194	110	—	(178)	4,934
Temporary differences	17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable	8,887	49	713	—	—	9,649
Deferred tax liabilities	(5,565)	(478)	99	(26)	277	(5,693)
Temporary differences	(5,565)	(478)	99	(26)	277	(5,693)
	16,480	(1,789)	1,454	(577)	3	15,571

	Millions of euros
	Balances at December 31, 2014	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2015
Deferred tax assets	22,164	2,330	(2,831)	356	26	22,045
Tax losses and tax credits	5,650	(449)	(399)	—	6	4,808
Temporary differences	16,514	2,779	(2,432)	356	20	17,237
Of which: monetizable	8,444	1,199	(794)	38	—	8,887
Deferred tax liabilities	(4,527)	(473)	(200)	(73)	(292)	(5,565)
Temporary differences	(4,527)	(473)	(200)	(73)	(292)	(5,565)
	17,637	1,857	(3,031)	283	(266)	16,480

	Millions of euros
	Balances at December 31, 2013	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2014
Deferred tax assets	21,193	36	194	21	720	22,164
Tax losses and tax credits	5,671	(392)	115	—	256	5,650
Temporary differences	15,522	428	79	21	464	16,514
Of which: monetizable	7,902	406	14	122	—	8,444
Deferred tax liabilities	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)
Temporary differences	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)
	19,368	(1,254)	(134)	(506)	163	17,637

(*)Includes the reclassification of tax credits by negative tax bases to temporary differences monetizable by the application of Royal Decree-Law 14/2013 of November 27 and Law 27/14 on Corporate Income Tax.

Also, the Group did not recognize deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately €455 million, the use of which is subject, among other requirements, to time limits. It also did not recognize certain deductible temporary differences, tax losses and tax credits for which there is currently no time limit for offset, amounting to approximately €4,847 million.

f)Tax reforms

The following significant tax reforms were approved in 2016 and previous years:

The Royal Decree-Law 3‑2016 has been approved in Spain under which the following tax measures have been adopted with application in 2016: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax base has been reduced( the limit has been reduced from 70% to 25% of the tax base), (ii) this regulation sets out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also sets out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv)  the regulation finally includes the non-deductibility of the losses generated from the transmission of participations performed from January 1, 2017.

The effects of this reform for the Consolidated Tax Group have been: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non-significant amount; (Ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, which will not have an adverse effect on the accounts for 2016, since There are no legal restrictions on the availability of shares; (Iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction has been applied regarding the tax rate of the Corporate Tax, from 20% to 17% from April 1, 2020. The applicable rate from April 1, 2017 will be of 19%. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved, finally the tax rate for banks institutions is 27%. This surcharge will be applied from January 1, 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Brazil there was also an increase in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from September 1, 2015), as a result of which the income tax rate (25%) plus the CSL rate total 45%.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

In relation to the Chilean tax reform, the increase in the First Category tax rate of 20% in 2013, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% % in 2017 and 27% from 2018.

g)Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 5000 for the year 2016/17. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK, Plc. is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

28.Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Millions of euros
	2016	2015	2014
Santander Consumer USA Holdings Inc.	1,963	1,506	1,013
Banco Santander (Brasil) S,A.	1,784	1,190	1,662
Bank Zachodni WBK S,A-	1,653	1,685	1,545
Banco Santander - Chile	1,204	1,037	1,049
Grupo PSA	1,149	801	—
Grupo Financiero Santander México, S,A,B, de C,V.	1,069	1,296	1,293
Grupo Metrovacesa	449	560	598
Other companies (*)	1,208	1,270	630
	10,479	9,345	7,790

Profit/(Loss) for the year attributable to non-controlling interests Of which:	1,282	1,368	1,119
Santander Consumer USA Holdings Inc.	256	329	219
Banco Santander - Chile	215	191	210
Banco Santander (Brasil) S.A.	194	296	315
Grupo Financiero Santander México, S.A.B. de C.V.	190	201	193
Grupo PSA	171	122	—
Bank Zachodni WBK S.A.	148	154	121
Other companies	108	75	61
	11,761	10,713	8,909

(*)Includes an issue of perpetual equity instruments by Santander UK acquired by non-Group third parties.

b)Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	10,713	8,909	9,314
Other comprehensive income	374	(572)	886
Exchange differences	360	(520)	806
Cash flow hedge	45	(1)	(1)
Available for sale equity	(30)	22	(1)
Available for sale fixed income	38	(100)	68
Other	(39)	27	14
Which of: Other comprehensive income	—	6	536
Other	674	2,376	(1,291)
Profit attributable to non-controlling interests	1,282	1,368	1,119
Modification of participation rates	(28)	(168)	(2,971)
Change of perimeter	(197)	761	1,465
Dividends paid to minority shareholders	(800)	(461)	(380)
Changes in capital and others concepts	417	876	(524)
Balance at end of year	11,761	10,713	8,909

In 2014 the Group increased its ownership interest in Banco Santander (Brasil), S.A., thereby generating a decrease in the balance of Non-controlling interests of €2,572 million (see Note 3).

Also, in 2015 the Group acquired 50% of Société Financière de Banque - SOFIB, PSA Finance UK Limited and PSA Financial Services Spain, E.F.C., S.A. (see Note 3), thereby generating an increase in the balance of Non-controlling interests of €462 million, €148 million and €181 million. Also, the acquisition of a 13.8% interest in Metrovacesa, S.A. from Banco Sabadell, S.A. (see Note 3) generated a decrease in the balance of Non-controlling interests of €271 million.

During 2016, there was a decrease of €621 million in Minority interests due to the operation of Metrovacesa, S.A. (See Note 3).

Finally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of minority interests of €410 million.

The foregoing changes are shown in the Consolidated statement of changes in total equity.

c)Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2016 is summarized below:

	Millions of euros (*)
	Banco Santander (Brazil)	Banco Santander - Chile	Grupo Financiero Santander (Mexico)	Bank Zachodni WBK	Santander Consumer USA Holdings
Total assets	181,502	53,505	65,112	29,779	37,110
Total liabilities	163,917	48,683	60,257	25,566	31,849
Net assets	17,585	4,822	4,855	4,213	5,261
Total gross income	11,321	2,422	3,203	1,314	4,829
Total profit	1,999	735	820	387	685

(*)Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

29.Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of recognized income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognized income and expense presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to profit or loss when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to profit or loss, the consolidated statement of recognized income and expense includes changes in other comprehensive income as follows:

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

The amounts of these items are recognized gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans

Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2016 amounted to 1,275 million euros - see Note 25.b -, with the following breakdown:

•

Increase of €141 million in the accumulated actuarial losses relating to the Group’s entities in Spain, mainly due to the change in the main discount rate - a decrease in the discount rate from 1.75 % to 1.50%-.

•

Increase of €621 million in the accumulates actuarial losses relating to the Group´s entities in UK, mainly due to the change in the main actuarial assumptions – a decrease in the discount rate from 3.74% to 2.79%.

•

Increase of €456 million in the cumulative actuarial losses relating to the Group´s businesses in Brazil, mainly due to an increase in the discount rate from 12.25 % to 10.92 % on pension benefits and from 12.03 % to 10.84 % on medical benefits and to changes in other assumptions.

•	Increase of €57 million in accumulated actuarial losses corresponding to other business, mainly due to the reduction of the discount rate.

Also, a decrease of €103 million in accumulated actuarial profit or losses as a result of exchange rate and other effects, mainly in the UK (depreciation of the pound), and in Brazil (appreciation of the real).

b)Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (Effective portion) and exchange differences

Other comprehensive income – Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2016 reflect the negative effect of the sharp depreciation of the Pound sterling and the positive effect of the appreciation of the Brazilian real, whereas the changes in 2015 reflected the negative effect of the sharp depreciation of the Brazilian real and the positive effect of the appreciation of the US dollar and the pound sterling.

Of the change in the balance in these years, a loss of €185 million in 2016, a loss of €514 million in 2015 and a gain of €1,093 million in 2014 related to the measurement of goodwill.

The detail, by country is as follows:

	Millions of euros
	2016	2015	2014
Net balance at end of year Of which:	(12,995)	(11,980)	(8,955)
Brazilian real	(8,435)	(10,679)	(5,936)
Mexican peso	(1,908)	(1,497)	(1,243)
Pound sterling	(2,996)	232	(1,042)
Argentine peso	(1,309)	(1,135)	(729)
Chilean peso	(614)	(711)	(528)
US dollar	2,849	2,342	535
Other	(582)	(532)	(12)

c)Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)

•

Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

•	Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

d)Items that may be reclassified to profit or loss - Financial assets available-for-sale

Includes the net amount of unrealized changes in the fair value of assets classified as Financial assets available-for-sale (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale at December 31, 2016, 2015 and 2014 is as follows:

	Millions of euros
	December 31, 2016				December 31, 2015				December 31, 2014
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	610	(26)	584	32,729	641	(62)	579	35,283	835	(176)	659	31,190
Rest of Europe	50	(170)	(120)	16,879	283	(47)	236	20,310	325	(56)	269	20,597
Latin America and rest of the world	167	(163)	4	35,996	42	(671)	(629)	32,185	89	(97)	(8)	30,230
Private-sector debt securities	117	(162)	(45)	25,683	165	(253)	(88)	29,409	243	(193)	50	28,232
	944	(521)	423	111,287	1,131	(1,033)	98	117,187	1,492	(522)	970	110,249

Equity instruments
Domestic
Spain	48	(5)	43	1,309	66	(5)	61	1,140	35	(8)	27	1,447
International
Rest of Europe	284	(4)	280	1,016	438	(14)	424	1,338	282	(23)	259	1,245
United States	21	—	21	772	14	(2)	12	980	25	—	25	762
Latin America and rest of the world	811	(7)	804	2,390	251	(2)	249	1,391	298	(19)	279	1,547
	1,164	(16)	1,148	5,487	769	(23)	746	4,849	640	(50)	590	5,001
Of which:
Listed	999	(11)	988	3,200	436	(15)	421	1,986	311	(26)	285	1,787
Unlisted	165	(5)	160	2,287	333	(8)	325	2,863	329	(24)	305	3,214
	2,108	(537)	1,571	116,774	1,900	(1,056)	844	122,036	2,132	(572)	1,560	115,250

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

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the income statement for the amount of the loss registered in equity under Other comprehensive income – Items that may be reclassified to profit or loss – Items not reclassified to profit or loss – Other Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2016 the Group performed the assessment described above and recognized in provisions or reversal of provisions of financial assets available for sale in the consolidated Income statement an amount of €25 million in respect of reversal debt instruments (losses of 2015: EUR: 119 million and 2014 EUR: 41 million) and losses of €14 million in respect of equity instruments which had suffered a significant and prolonged fall in price at December 31, 2016 (2015: €111 million; 2014: €47 million).

At the end of 2016, 35.18% of the losses recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale arising from debt securities had been incurred in more than twelve months.

Also, at the end of 2016, 13.41% of the losses recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

e)Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognized income and expense of investments in subsidiaries, joint ventures and associates

Other comprehensive income – Items that may be reclassified to profit or loss - Entities accounted for using the equity method includes the amounts of Other comprehensive income recognized in equity arising from associates and joint ventures.

The changes in Other comprehensive income - Entities accounted for using the equity method were as follows:

	Millions of euros
	2016	2015	2014
Balance at beginning of year	(232)	(85)	(446)
Revaluation gains/(losses)	79	(156)	266
Net amounts transferred to profit or loss	—	9	95
Transfers	—	—	—
Balance at end of year	(153)	(232)	(85)

Of which:
Zurich Santander Insurance América, S.L.	(84)	(136)	(37)

30.Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2016 is set forth below.

31.Issued capital

a)Changes

At December 31, 2013 the Bank’s share capital consisted of 11,333,420,488 shares with a total par value of €5,667 million.

On January 30, 2014, April 29, 2014, July 30, 2014 and November 5, 2014 the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659, 217,013,477, 210,010,506 and 225,386,463 shares (2.01%, 1.88%, 1.78% and 1.82% of the share capital, respectively) were issued, giving rise to bonus issues of €113.8 million, €108.5 million, €105 million and €112.7 million, respectively.

Also, on November 4, 2014 a capital increase was carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3), whereby 370,937,066 shares (3.09% of the share capital) were issued, corresponding to a capital increase of €185.5 million (see Note 3).

At December 31, 2014 the Bank’s share capital consisted of 12,584,414,659 shares with a total par value of €6,292 million.

On January 8, 2015 the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt (Accelerated Bookbuilt Offering) offering with disapplication of pre-emption rights. The capital increase amounted to €7,500 million, of which €607 million related to the par value of the 1,213,592,234 new shares issued and €6,893 million to the share premium.

On January 29, April 29 and November 4, 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital) were issued for an amount of €131 million, €128 million and €59 million, respectively.

At December 31, 2015 the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of €7,217 million.

On November 4, 2016, a capital increase of €74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At December 31, 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of €7,291 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depositary Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. At December 31, 2016, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust Company (12.10%), The Bank of New York Mellon Corporation (8.86%), Chase Nominees Ltd. (5.98%), EC Nominees Limited (4.39%) and Clearstream Banking S.A. (3.38%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital or voting power.

b)Other considerations

The shareholders at the annual general meeting held on March 27, 2015 authorized additional share capital of €3,515 million. The Bank’s directors have until March 27, 2018 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law, although this power is limited to €1,406 million.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total amount of the issue or issues of €10,000 million or the equivalent amount in another currency. The Bank’s directors are authorized to execute this resolution until March 27, 2020.

The shareholders at the annual general meeting of March 18, 2016 also resolved to increase the Bank’s capital by a par value of €500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

At December 31, 2016 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At December 31, 2016 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 39 million, which represented 0.27% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 235 million (equal to 1,61%% of the Bank’s share capital).

At December 31, 2016 the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

32.Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2014 is the result of the capital increase of €2,372 million carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3) and the reduction of €440 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in 2015 is the result of the capital increase of €6,893 million carried out on January 8, 2015 (see Note 31.a) and the reduction of €318 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The reduction of €74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme.

Also, in 2016, 2015 and 2014 an amount of €15 million was transferred from the Share premium account to the Legal reserve (2015: €185 million; 2014: €125 million) (see Note 33.b.i).

33.Accumulated retained earnings

a)Definitions

Shareholders’ equity - Reserves - Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2016	2015	2014
Restricted reserves	2,686	2,708	2,800
Legal reserve	1,459	1,444	1,259
Own shares	1,173	1,210	1,487
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	11,285	11,486	10,905
Voluntary reserves (*)	7,192	3,230	2,997
Consolidation reserves attributable to the Bank	4,093	8,256	7,908
Reserves of subsidiaries	34,568	31,275	27,268
Reserves of entities accounted for using the equity method	465	291	187
	49,004	45,760	41,160

(*)In accordance with the commercial regulations in force in Spain.

i.Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2016 the Bank transferred €15 million from the Share premium account to the Legal reserve (2015: €185 million; 2014: €125 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at 31 December 2016 the Legal reserve was at the stipulated level.

ii.Reserve for treasury shares

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

iii.Revaluation reserve Royal Decree Law 7/1996, of 7 June

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

iv.Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2016	2015	2014
Banco Santander (Brasil), S.A. (Consolidated Group)	8,993	8,408	7,361
Santander UK Group	6,887	6,457	5,842
Group Santander Holdings USA	3,572	2,968	1,712
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,255	2,977	2,566
Banco Santander - Chile	2,630	2,534	2,446
Banco Santander Totta, S.A. (Consolidated Group)	2,593	2,165	2,021
Santander Consumer Finance Group	2,027	1,549	1,815
Banco Santander Río, S.A.	1,326	965	703
Bank Zachodni WBK S.A.	967	578	315
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	824	754	725
Banco Santander International	519	472	408
Santander Investment, S.A.	349	367	282
Cartera Mobiliaria, S.A., SICAV	377	363	370
Banco Santander (Suisse), S.A.	354	346	282
Exchange differences, consolidation adjustments and other companies (*)	(105)	372	420
	34,568	31,275	27,268

Of which, restricted	2,730	2,445	2,233

(*)Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.Other equity instruments and own shares

a)Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ equity” items.

b)Own shares

Shareholders’ equity - Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On October 21, 2013 and October 23, 2014 the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.010% of issued share capital at 31 December 2016 (31 December 2015: 0.279%; 31 December 2014: 0.012%).

The average purchase price of the Bank’s shares in 2016 was €4.32 per share and the average selling price was €4.48 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a €15 million of benefit in 2016 (2015: €16 million; 2014: €40 million).

35.Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)Contingent and Commitment

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2016	2015	2014
Financial guarantees	17,244	14,648	13,383
Financial bank guarantees	16,174	13,704	12,121
Non-performing guarantees	1,070	944	1,262
Non-financial guarantees	24,477	23,047	28,006
Technical guarantees	23,684	22,526	27,630
Unconditionally cancellable guarantees	793	521	376
Irrevocable documentary credits	2,713	2,139	2,381
Irrevocable documentary credits	2,713	2,134	2,374
Doubtful irrevocable documentary credits	—	5	7
	44,434	39,834	43,770

	Millions of euros
	2016	2015	2014
Drawable by third parties	202,089	195,628	182,955
Doubtful loan commitments	8	19	15
Other contingent commitments	29,865	26,091	25,379
Financial asset forward purchase commitments	254	261	282
Regular way financial asset purchase contracts	4,273	485	530
Purchase contracts of financial assets	12,160	12,755	11,725
Documents delivered to clearing houses	12,656	12,251	12,444
Other contingent commitments	522	339	398
	231,962	221,738	208,349

At 31 December 2016, the Group had recognized provisions of €459 million to cover for guarantees, contingent commitments and contingent liabilities (31 December 2015: €618 million; 31 December 2014: €654 million) (see Note 25).

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

b)Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

	Millions of euros
	2016	2015	2014
Investment funds	129,930	109,028	109,519
Pension funds	11,298	11,376	11,481
Assets under management	18,032	20,337	20,369
	159,260	140,741	141,369

c)Third-party securities held in custody

At 31 December 2016 the Group held in custody debt securities and equity instruments totaling €965,648 million (31 December 2015: €877,682 million; 31 December 2014 €1,023,819 million) entrusted to it by third parties.

36.Derivatives – held for trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2016		2015		2014
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value
Trading derivatives:
Interest rate risk
Forward rate agreements	370,244	(64)	175,661	(59)	192,659	(50)
Interest rate swaps	3,092,360	804	2,839,940	3,095	2,738,960	1,253
Options, futures and other derivatives	565,635	(980)	505,655	(555)	665,658	(1,035)
Credit risk
Credit default swaps	38,827	37	54,056	46	66,596	81
Foreign currency risk
Foreign currency purchases and sales	259,336	1,102	250,596	80	230,961	515
Foreign currency options	36,965	112	35,772	104	46,311	(38)
Currency swaps	321,316	(3,627)	342,401	(1,704)	278,380	(1,694)
Securities and commodities derivatives and other	76,523	290	90,662	(697)	105,901	(1,222)
	4,761,206	(2,326)	4,294,743	310	4,325,426	(2,190)
Hedging derivatives:
Interest rate risk
Interest rate swaps	155,047	(1,410)	175,199	(1,153)	190,872	(185)
Options, futures and other derivatives	23,131	(4)	22,169	(54)	9,569	13
Credit risk
Credit default swaps	186	(1)	469	(5)	607	(9)
Foreign currency risk
Foreign currency purchases and sales	29,282	(1,066)	38,685	500	25,530	86
Foreign currency options	28	—	—	—	621	39
Currency swaps	51,045	4,691	59,472	(496)	46,727	147
Securities and commodities derivatives and other	319	11	299	(2)	168	—
	259,038	2,221	296,293	(1,210)	274,094	91

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

The notional amounts and fair values of the hedging derivatives, by type of hedge, are as follows:

	Millions of euros
	2016		2015		2014
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Fair value hedges	146,191	(1,018)	214,591	(1,166)	234,939	(249)
Cash flow hedges	88,905	4,025	63,912	(572)	22,388	444
Hedges of net investments in foreign operations	23,942	(786)	17,790	528	16,767	(104)
	259,038	2,221	296,293	(1,210)	274,094	91

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

i.Cash flow hedges

The change in fair value of the cash flow hedges, net of the related tax effect, is recognized under Total Equity Other comprehensive income – Items that may be reclassified to profit or loss - Valuation adjustments - Cash flow hedges in the Group’s equity. The detail of the terms, from 31 December 2016 within which the amounts recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
	Within	1 to	More than
2016	1 year	5 year	5 years	Total
Debit balances (losses)	154	237	78	469

The net amount recognized as an equity valuation adjustment in 2016, as a result of the cash flow hedges, is an increase of €298 million.

The market value of the derivatives in portfolio cash flow hedges gave rise to a gain of €361 million at 31 December 2016.

The net amount reclassified from equity by interest income/ (charges) to the income statements of 2016 amounts to – cash flows hedges amounts to €-967 million.

The impact on 2016 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of €40 million.

The main entities that use cash flow hedges, either macro-hedges or micro-hedges, are:

•

Santander UK,  possessing micro-hedges of fixed rate currency issues, different to Sterling Pound, that hedge interest rate and exchange rate and possessing micro-hedges of variable mortgage rates in Sterling Pound.

•	Brazil, possessing hedges to cover Bank Deposit Certificates from interest rate and to cover active currency positions from exchange rate.

ii.Fair value hedges

The Group is making fair value hedges with derivatives for a total notional amount of €146,191 million.

Of the total fair value hedges in the Group, €85,427 million are categorized as macro-hedges (84% approximately from the UK) and €60,764 million as micro-hedges (approximately 53% from Banco Santander and 22% approximately from the UK).

In 2016 a net gain of €17 million was recognized (gains of €508 million on hedged items and gains of and losses of €491 million on hedging derivatives) on fair value hedging transactions.

The main entities that have fair value hedges, either macro-hedges or micro-hedges, are:

•	Banco Santander possesses micro-hedges of interest rates on issues and government bonds, in addition two macro-hedge on loans from loans and issues and,
•

Santander UK possesses hedges of interest rate and exchange rate on mortgages, commercial/corporate loans and liability deposits, as well as macro-hedges of inflation linked bonds and micro-hedges of fixed rate issues.

iii.Foreign currency hedges (net investments in foreign operations).

The Santander Group assumes as a priority objective in risk management, to minimize - to the limit determined by those responsible for the Group’s Financial Management - the impact on the calculation of the capital ratio of its permanent investments consolidated within the Group, and whose shares or corporate participation are legally nominated in a currency different of the Group´s. For this purpose, financial instruments (generally derivatives) are contracted in exchange rates, which hedge the impact on the capital ratio of forward exchange rates.

At 31 December 2016 the total notional amount of the instruments hedging these investments was the equivalent of €21,680 million, of which €20,914 million related to foreign currency swaps and forwards and €766 million to spot foreign currency purchases/sales (spot).

By currency,

•	Hedges of the Brazilian real including hedging Forex Forward Non Delivery amounting to €7,404 million (BRL 25,400 million), with a loss of €1,870 million.
•	The position in Mexican pesos is hedged through Forex Forwards and Forex Swaps with a notional amount of €2,140 million (MXN 46,593 million) and a gain of €247 million in the year.
•	The Polish zloty is hedged through Forex Forwards and Forex Swaps with a notional amount of €2,032 million (PLN 8,962 million) and a gain of €26 million in the year.
•	The hedging of the Chilean peso is instrumented through Forex Forward Non Delivery amounting to €3,773 million (CLP 2,670,000 million), with a loss of €447 million in the year.
•	The hedging of the Colombian peso is instrumented through Forex Forward Non Delivery with a notional amount of €33 million (COP 103.122 million), with a loss of €5 million in the year.

•	The investment in Norwegian krone is hedged through Forex Forwards and Forex Swaps amounting to €892 million (NOK 8,107 million), with a loss of €53 million.
•	The position in Chinese yuan is hedged through Forex Forward Non Delivery of €1,123 million (CNY 8,221 million). These instruments generated a gain of €5 million in the year.
•

The hedge of the pound sterling is instrumented through Forex Swap for the amount of €3,516 million (GBP 3,010 million). In addition, the investment in this currency is covered by spot purchases and/or spot sales of this currency against euros, amounting to €388 million (GBP 332 million), generating a net gain of €739 million in the year.

Investments in US dollars, Canadian dollars and Swiss francs are exclusively covered by purchases / sales of these currencies against the euro (Spot).

The US dollar hedged position amounted to €304 million at the end of the year (USD 321 million), with a loss in the year of €38 million.

On the other hand, the position covered in Canadian dollars amounted to €21 million at the end of the year (CAD 30 million), with a loss in the year of €1 million.

Finally, the hedged position in Swiss francs amounted to €53 million at the end of the year (CHF 57 million), generating a loss of €1 million in the year.

At the close of 2015, hedge derivatives (Forex Swap and Forex Forward) were maintained to hedge the Group’s non-euro currency investments: Chilean pesos for a notional of €2,975 million, which generated a positive result of €146 million; Brazilian real for a notional amount of €3,289 million and a positive result of €733 million, of which gains of €27 million correspond to closure of hedging derivatives; Mexican pesos for a total notional of €2,582 million with a capital gain of €25 million; Polish zlotys for a notional of €1,981 million with a loss of €25 million; Norwegian crowns for a notional of €630 million with a  gain of €34 million; Colombian pesos amounting to €21 million, with a capital gain of €4 million, and Chinese yuan for a notional of €95 million, with a gain of €5 million.

In addition to the above, investments in US dollars, sterling, Canadian dollars and Swiss francs were hedged by purchases and sales of spot currency against euros (Spot).

In the case of US dollars, derivatives (Forex Forward) existed for a notional amount of €1,653 million and, in addition, spot purchases / sales of this currency) for an amount of €954 million, with a total loss in the year of €242 million.

On the other hand, for the pound sterling, there were derivatives at the end of the year (Forex Swap) for a notional of €3,278 million and, in addition, purchases / sales of this currency against spot euros (Spot) for an amount of €2,858 million, with a total loss in the year for this operation of €270 million.

Finally, investments in Canadian dollars and Swiss francs are exclusively covered by spot purchases / sales of these currencies against spot euros. The Canadian dollar for a total of €25 million at the end of the year, which yielded a capital gain of €2 million. The Swiss franc, for a total of €8 million at the end of the year, with a loss of €11 million.

According to the purpose of these hedges, the purpose of which is to cover the forward rate, and because the notional amount of the hedging instruments used does not exceed the amount of the hedged item and, in addition, the foreign currencies of these transactions are the functional currencies of the parent company and of the business abroad, the effectiveness of these hedges is total, not being recorded in the income statement due to inefficiencies during 2016.

37.Discontinued operations

No significant operations were discontinued in 2016, 2015 or 2014.

a)Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2016	2015	2014
Interest income / (charges)	—	—	4
Net fee and commission income	—	—	—
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss	—	—	—
Other operating income (expenses)	—	—	—
Total income	—	—	4
Personnel expenses	—	—	(1)
Other general administrative expenses	—	—	(3)
Depreciation and amortization charge	—	—	—
Provisions or reversal of provisions	—	—	(22)
Impairment losses on financial assets	—	—	(4)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	—	—	—
Operating profit (loss) before tax	—	—	(26)
Income tax (Note 27)	—	—	—
Profit (loss) from discontinued operations	—	—	(26)

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2016	2015	2014
Cash and cash equivalents as at beginning of year	—	—	—
Cash flows from operating activities	—	—	(10)
Cash flows from investing activities	—	—	10
Cash flows from financing activities	—	—	—
Cash and cash equivalents as at end of year	—	—	—

b)Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2016	2015	2014
Basic earnings per share (euros)	—	—	(0.00)
Diluted earnings per share (euros)	—	—	(0.00)

38.Interest income

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

The detail of the main interest and similar income items earned in 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016	2015	2014
Loans and advances - Central banks	2,090	1,392	2,038
Loans and advances - Credit institutions	2,388	1,845	1,782
Debt instruments	6,927	7,361	7,247
Loans and advances - Customers	42,578	45,445	42,175
Other interest	1,173	1,155	1,414
	55,156	57,198	54,656

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortized cost or at fair value through Other comprehensive income.

39.Interest expense

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

The detail of the main items of interest expense and similar charges accrued in 2016, 2015 and 2014 is as follows:

	Millions of euros
	2016	2015	2014
Central banks deposits	127	79	55
Credit institutions deposits	1,988	2,277	2,144
Customer deposits	12,886	12,826	13,415
Debt securities issued	7,767	7,899	7,928
Marketable debt securities	6,822	6,965	6,844
Subordinated liabilities (Note 23)	945	934	1,084
Provisions for pensions (Note 25)	201	270	344
Other interest	1,098	1,035	1,223
	24,067	24,386	25,109

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortized cost.

40.Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

	Millions of euros
	2016	2015	2014
Dividend income classified as:
Financial assets held for trading	217	266	287
Financial assets available-for-sale	196	189	148
	413	455	435

41.Share of results of entities accounted for using the equity method

Share of results of entities accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Share of results of entities accounted for using the equity method is as follows:

	Millions of euros
	2016	2015	2014
Zurich Santander Insurance América, S.L.	223	183	167
SAM Investment Holdings Limited	79	64	51
Allfunds Bank, S.A.	—	—	23
Companhia de Crédito, Financiamento e Investimento RCI Brasil	12	28	20
Other companies	130	100	(18)
	444	375	243

42.Commission income

Commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2016	2015	2014
Collection and payment services:
Bills	295	271	284
Demand accounts	1,191	1,074	1,006
Cards	2,972	2,768	2,769
Orders	431	412	422
Cheques and other	133	134	144
	5,022	4,659	4,625
Marketing of non-banking financial products:
Investment funds	696	805	831
Pension funds	86	92	111
Insurance	2,428	2,350	2,304
	3,210	3,247	3,246
Securities services:
Securities underwriting and placement	282	252	306
Securities trading	287	303	303
Administration and custody	297	265	248
Asset management	201	222	78
	1,067	1,042	935
Other:
Foreign exchange	353	303	264
Financial guarantees	505	494	498
Commitment fees	286	314	343
Other fees and commissions	2,500	2,983	2,604
	3,644	4,094	3,709
	12,943	13,042	12,515

43.Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2016	2015	2014
Commissions assigned to third parties	1,639	1,593	1,618
Of which: Cards	1,217	1,201	1,149
Of which: By collection and return of effects	11	13	9
Of which: Other fees assigned	411	379	460

Other commissions paid	1,124	1,416	1,201
Brokerage fees on lending and deposit transactions	47	43	42
Other fees and commissions	1,077	1,373	1,159
	2,763	3,009	2,819

44.Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)Breakdown

The detail, by origin, of Gains/losses on financial assets and liability

	Millions of euros
	2016	2015	2014
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	869	1,265	1,427
Of which Financial Assets available for sale	861	891	1,416
Debt instruments	464	760	1,173
Equity instruments	397	131	243
Gains or losses on financial assets and liabilities held for trading, net (*)	2,456	(2,312)	2,377
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (*)	426	325	239
Gains or losses from hedge accounting, net	(23)	(48)	(69)
	3,728	(770)	3,974

(*)Includes the net result obtained by operations with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analyzed in conjunction with the exchange differences, net:

	Millions of euros
	2016	2015	2014
Exchange differences, net	(1,627)	3,156	(1,124)

b)Financial assets and liabilities measured at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2016	2015	2014
Loans and receivables:	40,390	48,129	41,504
Credit institutions	13,290	27,755	29,612
Customers	27,100	20,374	11,892
Debt instruments	52,320	47,681	58,605
Equity instruments	15,043	18,855	13,799
Derivatives	72,043	76,724	76,858
	179,796	191,389	190,766

The Group mitigates and reduces this exposure as follows:

•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At 31 December 2016 the actual credit risk exposure of the derivatives was €38,852 million.

•Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to €27,550 million at 31 December 2016.

Also, mortgage-backed assets totaled €2,815 million.

•Debt instruments include €45,995 million of Spanish and foreign government securities.

At 31 December 2016 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2016	2015	2014
Deposits	(48,863)	(62,836)	(71,603)
Central banks	(10,463)	(18,664)	(8,362)
Credit institutions	(5,059)	(8,628)	(24,570)
Customer	(33,341)	(35,544)	(38,671)
Marketable debt securities	(2,791)	(3,373)	(3,830)
Short positions	(23,005)	(17,362)	(17,628)
Derivatives	(74,369)	(76,414)	(79,048)
Other financial liabilities	—	(1)	—
	(149,028)	(159,986)	(172,109)

At 31 December 2016, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45.Exchange differences, net

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

46.Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2016	2015	2014
Insurance activity	63	98	137
Income from insurance and reinsurance contracts issued	1,900	1,096	3,532
Of which:
Insurance and reinsurance premium income	1,709	961	3,284
Reinsurance income (Note 15)	191	135	248
Expenses of insurance and reinsurance contracts	(1,837)	(998)	(3,395)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(1,574)	(740)	(2,890)
Reinsurance premiums paid	(263)	(258)	(505)
Other operating income	1,919	1,971	1,682
Non- financial services	698	711	343
Other operating income	1,221	1,260	1,339
Of which, fees and commissions offsetting direct costs	145	115	106
Other operating expense	(1,977)	(2,235)	(1,978)
Non-financial services	(518)	(590)	(308)
Other operating expense:	(1,459)	(1,645)	(1,670)
Of which, Deposit Guarantee Fund	(711)	(769)	(577)
	5	(166)	(159)

Most of the Bank’s insurance activity is carried on in life insurance.

47.Personnel expenses

a)Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2016	2015	2014
Wages and salaries	8,133	8,081	7,478
Social security costs	1,291	1,330	1,293
Additions to provisions for defined benefit pension plans (Note 25)	81	96	75
Contributions to defined contribution pension funds (Note 25)	266	279	247
Other Personnel expenses	1,233	1,321	1,149
	11,004	11,107	10,242

b)Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2016	2015	2014
The Bank:
Senior management (*)	76	93	101
Other line personnel	20,291	20,909	21,376
Clerical staff	1,904	2,138	2,563
General services personnel	13	22	25
	22,284	23,162	24,065
Rest of Spain	6,925	6,922	6,781
Santander UK plc	19,428	20,069	19,866
Banco Santander (Brasil) S.A.	48,052	47,720	47,296
Other companies (**)	94,946	91,591	85,930
	191,635	189,464	183,938

(*)Categories of deputy assistant executive vice president and above, including senior management.

(**)Excluding personnel assigned to discontinued operations.

The number of employees, at the end of 2016, 2015 and 2014, was 188,492, 193,863 and 185,405, respectively.

The functional breakdown (final employment), by gender, at 31 December 2016 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	900	237	6,518	3,576	21,374	27,649
United Kingdom	145	39	1,293	580	8,980	13,663
America	501	95	6,453	3,933	38,803	53,753
	1,546	371	14,264	8,089	69,157	95,065

The same information, expressed in percentage terms at 31 December 2016, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	79%	21%	65%	35%	44%	56%
United Kingdom	79%	21%	69%	31%	40%	60%
America	84%	16%	62%	38%	42%	58%
	81%	19%	64%	36%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

c)Share-based payments

The main share-based payments granted by the Group in force at 31 December 2016, 2015 and 2014 are described below.

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

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

(i)Deferred conditional delivery share plan

In 2013 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the fourth cycle of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, €0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since this cycle entailed the delivery of Bank shares, the shareholders at the annual general meetings of March 22, 2013 approved the application of the fourth cycle of the deferred conditional delivery share plan. This cycle is not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year (2015). The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

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

(ii)Deferred conditional variable remuneration plan

In 2014 and 2015 the Bank’s board of directors, at the proposal of the appointments and remuneration committee in 2014 and of the remuneration committee in 2015, approved the third, fourth and fifth cycles of the deferred conditional variable remuneration plan to instrument payment of the bonus for 2014 and 2015, respectively, of the executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as the "Identified Staff", in accordance to Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013, and the related implementing legislation in 2014; and in 2015, pursuant to Article 32.1 of Law 10/2014, of June 26 on the regulation, supervision and capital adequacy of credit institutions, and the related implementing legislation).

In 2016, and taking into account regulatory developments and international practices in remuneration matters, the sixth cycle of the variable remuneration plan for the group identified with the exception of executive directors and certain executives (including senior management) was approved. First line of responsibility of the Group, for which the first cycle of deferred and conditioned variable remuneration described in item (v) below was approved. The recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on 21 December 2015.

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the annual general meetings of March 28, 2014; March 27, 2015 and March 18, 2016 approved, respectively, the application of the fourth, fifth and sixth cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for the fourth and fifth cycles, and over three or five years for the fifth cycle, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In the case of the sixth cycle, the bonus will be immediately paid in 60% (at the beginning of 2017) and deferred by 40% over a three year period. In the case of the fifth and fourth cycles, will be paid according to the following percentages and periods of deferment:

	2015
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period
Executive directors and members of the Identified Staff with total variable remuneration ≥ €2.6 million	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ €1.7 million (< €2.6 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

	2014
	Immediate payment percentage (*)	Deferred percentage (*)
Executive directors and members of the Identified Staff with total variable remuneration ≥ €2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ €1.8 million (< €2.6 million)	50%	50%
Other beneficiaries	60%	40%

(*)Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

For the fourth and sixth cycle, the payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2016, 2017 and 2018 for the fourth cycle and in 2018, 2019 and 2020 for the sixth cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

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

On each delivery of fourth and fifth, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average share prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2013, 2014 and 2015 for the third, fourth and fifth cycle, respectively. In the case of the sixth cycle, it is determined according to the same procedure in the fifteen sessions prior to the previous Friday (excluded) on the date on which the board decides the bonus for the Bank’s executive directors for 2016.

(iii)Performance share plan

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

For the second cycle, based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the board of directors will set the maximum number of shares, the value in euros of which is called the "Agreed-upon Amount of the ILP", taking into account (i) the Group’s earnings per share (EPS) and (ii) the Group’s return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

Both items had the same weighting when setting the ILP and each of them were measured based on the following scales of target compliance:

•	Scale applicable to EPS of Santander Group in 2016 with respect to the budgeted EPS for the year:

EPS in 2016 (% of budgeted 2016 EPS)	2016 EPS coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1(*)
≤ 75%	0

(*)Straight-line increase of the 2016 EPS coefficient based on the specific percentage that the 2016 EPS represents of the budgeted EPS within this line of the scale.

•	Scale applicable to Santander Group’s 2016 RoTE with respect to the RoTE budgeted for the year:

RoTE in 2016 (% of budgeted 2016 RoTE)	2016 RoTE coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1(*)
≤ 75%	0

(*)Straight-line increase of the 2016 RoTE coefficient based on the specific percentage that the 2016 RoTE represents of the budgeted RoTE within this line of the scale.

Based on the Group’s performance at the end of 2015, the coefficient to be applied was 100%.

For the first cycle, the following percentages were applied to 15% of the benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2015 compared to a benchmark group:

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

Also, for the second cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, at the beginning of 2019 (foreseeably, in the first quarter) based on compliance with the multiannual targets and other plan terms and conditions. Thus, prior to the payment date, the board of directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary based on the agreed-upon amount of the ILP. The multiannual targets, the related metrics and scales of compliance are as follows:

•	Relative performance of the Group’s EPS growth for 2015‑2017 with respect to a benchmark group of 17 credit institutions

Position of Santander’s EPS growth 2015‑2017	EPS coefficient
1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th and below	0

•	Santander Group’s 2017 RoTE:

RoTE in 2017 (%)	RoTE coefficient
≥ 12%	1
> 11% but < 12%	0.75 - 1 (*)
≤ 11%	0

(*)Straight-line increase of the RoTE coefficient based on the specific percentage, within this line of the scale, of Santander Group’s RoTE in 2017.

•	Employee satisfaction, measured by the inclusion or exclusion of the related Group Company in 2017 among the “Top 3” best banks to work for.
•	Scale of compliance at country level:

Position among the best banks to work for in 2017	Employee coefficient
1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks to work for in 2017	Employee coefficient
6 or more	1
5 or less	0

•	Customer satisfaction, measured by the inclusion or exclusion of the related Group Company in 2017 among the top three best banks in the customer satisfaction index.
•	Scale of compliance at country level:

Position among the best banks as per the customer satisfaction index in 2017	Customer coefficient
1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks in the customer satisfaction index in 2017	Customer coefficient
10	1
Between 6 and 9	0.2 - 0.8 (*)
5 or less	0

(*)Straight-line increase of customer coefficient, whereby, within this line of the scale, the coefficient is increased by 0.2 for each additional main market in which the customer satisfaction index ranks it in the top three.

•	Customer loyalty, taking into account that the targets at Santander Group level are 17 million individual customers and 1.1 million SME and business customers at 31 December 2017.
•	Scales of compliance at country level:

Individual customers (% of the budget for the related market)	Individual coefficient	SME and business customers (% of the budget for the related market)	Business coefficient
≥ 100%	1	≥ 100%	1
> 90% but < 100%	0.5 - 1 (*)	> 90% but < 100%	0.5 - 1 (*)
≤ 90%	0	≤ 90%	0

(*)Straight-line increase of the individual coefficient and business coefficient based on the specific percentage, within these lines of each scale, that the number of customers of each type represents of the budgeted number at 31 December 2017.

•	Scales of compliance at Santander Group level:

Individual customers (millions)	Individual coefficient	SME and business customers (millions)	Business coefficient
≥ 17	1	≥ 1.1	1
> 15 but < 17	0.5 - 1 (*)	> 1 but < 1.1	0.5 - 1 (*)
≤ 15	0	≤ 1	0

(*)Straight-line increase of the individual coefficient and business coefficient based on the number of customers of each type at 31 December 2017.

Based on the foregoing metrics and compliance scales and the data relating to the end of 2017, the amount accrued of the ILP for each beneficiary (the "Accrued Amount of the ILP") will be calculated by weighting the above coefficients by 0.25, 0.25, 0.2, 0.15, 0.075 and 0.075, respectively.

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

For the accrual for 2016, the benchmark TSR will be that accumulated between January 1, 2014 and 31 December 2015, for the accrual for 2017, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2016 and for the accrual for 2018, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2017. In 2016, a position in the RTA ranking has not been reached that determines the accrual of the first third, so it has been extinguished.

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

(iv)Deferred variable compensation plan linked to multiannual objectives

In 2016, the board of directors of the Bank, at the proposal of the remuneration committee, approved the first cycle of the deferred variable remuneration plan linked to multi-year objectives that implements the variable remuneration corresponding to 2016 for executive directors and certain executives (Including top management) of the Group’s first lines of responsibility (formerly Top Network managers). The plan was approved by the general meeting on March 18, 2016 with the aim of simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s first guidelines. The plan also takes into account the recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on 21 December 2015.

This plan includes the bonus (deferred and conditioned variable compensation plan mentioned in item (iii) above and the ILP of item (iv) above and is intended to defer a portion of the variable remuneration over a period of three or five Years to be paid in cash and in shares, linking part of this amount to the Bank’s performance over a multi-year period and paying the other part of the variable remuneration in cash and in stock at the beginning. Detailed below.

The variable remuneration of the beneficiaries will be paid according to the following percentages, depending on when the payment occurs and the group to which the beneficiary belongs:

	2016
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period (*)
Executive directors and members of the Identified Staff with total variable remuneration ≥ €2.7 million	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ €1.7 million (< €2.7 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)In some countries the percentage and the period of deferral may be higher to comply with local regulations or with the requirements of the competent authority in each case.

Each beneficiary receives, in 2017, according to the group to which it belongs, the percentage of immediate payment that corresponds, by half in cash and in shares. The payment of the percentage of deferral of the variable remuneration that corresponds in each case according to the group to which the beneficiary belongs will be deferred for a period of three or five years and will be paid by thirds or fifths, as the case may be, within thirty Days following the anniversaries of the initial date in the years 2018, 2019 and 2020 and, if applicable, 2021 and 2022, provided that the conditions set out below are met.

The accrual of the deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, in the opinion of the board, at the proposal of the remuneration committee, none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations: (i) poor performance of the Group; (Ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (Iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; Or (iv) significant changes in the Group’s economic capital or risk profile.

In addition, the accrual of the deferral corresponding to the third annuity of deferral for the Group that differs in three years and the third, fourth and fifth for which it differs in five years, is conditional on the fulfillment of certain objectives related to the period 2016‑2018 and The metrics and compliance scales associated with these multi-year objectives, which are as follows:

(A)Compliance with Banco Santander’s consolidated earnings per share growth target ("EPS") in 2018 vs. 2015 as shown in the following table:

BPA growth in 2018 (% Over 2015)	BPA coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1 (*)
< 0%	0

BPA growth in 2018 (% Over 2015)	BPA coefficient
< 0%	0

(*)Increased linear coefficient BPA depending on the specific growth rate of BPA 2018 compared to the 2015 in this line of the scale.

(B)Relative behavior of the total shareholder return ("RTA") of the Bank in the period 2016‑2018 in relation to the weighted RTAs of a reference group of 35 credit institutions, with the corresponding RTA Coefficient being assigned according to the position of the RTA Of the Bank within the Reference Group.

Position of the Santander RTA	BPA coefficient
Exceeding the 66th percentile	1
Between the 33rd and 66th percentiles	0 – 1 (*)
Inferior to percentile 33	0

(*)Proportional increase of the RTA coefficient in function of the number of positions that ascends in the ranking within this line of the scale.

The Reference Group consists of the following entities: BBVA, CaixaBank, Bankia, Popular, Sabadell, BCP, BPI, HSBC, RBS, Barclays, Lloyds, BNP Paribas, Crédit Agricole, Deutsche Bank, Société Générale, Nordea, Intesa San Paolo , Unicredit, Itaú, Bradesco, Banco do Brasil, Banorte, Banco de Chile, M & T Bank Corp., Keycorp, Fifth Third Bancorp, BB & T Corp., Citizens, Crédit Acceptance Corp., Ally Financial Inc., PKO, PEKAO, Millenium, ING Poland and mBank.

(C)Compliance with the fully loaded common equity tier 1 ("CET1") target for the year 2018, with this objective being that at 31 December 2018 the consolidated CET1 ratio of Grupo Santander Fully loaded is greater than 11%. If this objective is met, a coefficient ("Coefficient CET1") of 1 will be assigned to this metric and, if it is not met, the Coefficient CET 1 will be 0. For verification of compliance with this objective, Increases in CET1 derived from capital increases (except those that implement the Santander Dividendo Elección program) will not be taken into account. In addition, CET1 as of December 31, 2018 may be adjusted to eliminate the effects of the regulatory changes that may occur with respect to its calculation up to that date.

Compliance with Santander Santander’s underlying return on risk-weighted assets for 2018 compared to 2015. The corresponding coefficient (the "RoRWA Coefficient"), Will be obtained from the following table:

BPA growth in 2018 (% Over 2015)	RoRWA coefficient
≥ 20%	1
≥ 10% but < 20%	0,5 – 1 (*)
< 10%	0

(*)Increased linear coefficient RORWA depending on the specific growth rate of RORWA 2018 compared to the 2015 RORWA within this scale line.

In order to determine the annual amount of the Deferred Objective Part that, if applicable, corresponds to each beneficiary in the years 2020 and, if applicable, 2021 and 2022 (each of these payments, a "Final Annuity"), and without prejudice to any adjustments that may result from the malus clauses, the following formula shall apply:

Final Annuity = Imp. x (0,25 x A + 0,25 x B + 0,25 x C + 0,25 x D)

Where:

•	"Imp." Corresponds to a fifth or a third, depending on the profile of the beneficiary, the Deferred Amount of Incentive A.
•	"A" is the BPA Coefficient that is in accordance with the scale of section (a) above in relation to the growth of BPA in 2018 compared to 2015.
•	"B" is the RTA Coefficient that is in accordance with the scale of section (b) above depending on the performance of the Bank’s RTA in the period 2016‑2018 with respect to the Reference Group.
•	"C" is the CET 1 Coefficient resulting from the fulfillment of the CET1 target described in section (c) above.
•	"D" is the RoRWA Coefficient that conforms to the scale of section (d) above depending on the growth level of RoRWA 2018 compared to 2015.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses in the event of the circumstances providing in the current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the board of directors on the proposal of the remuneration committee and cannot be proposed once the last payment in cash or shares corresponding to the plan is made in 2022, or in the case, in 2020.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/14	15,907
Options granted (Sharesave)	6,745	4,91	2014	Employees	6,639	(**)	01/11/14	01/11/17
							01/11/14	01/11/19
Options exercised	(1,375)	4,36
Options cancelled (net) or not exercised	(2,155)	4,85
Plans outstanding at 31/12/14	19,122
Options granted (Sharesave)	14,074	3,13	2015	Employees	7,759	(**)	01/11/15	01/11/18
							01/11/15	01/11/20
Options exercised	(1,839)	3,75
Options cancelled (net) or not exercised	(6,595)	4,50
Plans outstanding at 31/12/15	24,762
Options granted (Sharesave)	17,296	4,91	2016	Employees	7,024		01/11/16	01/11/19
							01/11/16	01/11/21
Options exercised	(338)	3,67
Options cancelled (net) or not exercised	(12,804)	3,51
Plans outstanding at 31/12/16	28,916

(*)At 31 December 2016, 2015 and 2014, the euro/pound sterling exchange rate was €1.16798 GBP 1 ; €1.36249/GBP 1 and €1.28386/GBP 1, respectively.

(**)Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme between GBP 5 and GBP 500 in 2014 and 2015 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the board of directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the annual general meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014 and March 27, 2015, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)Deferred variable compensation plan linked to multi-year objectives 2016:

The fair value of the plan has been determined, at the grant date, based on the valuation report of an independent expert. Depending on the design of the plan for 2016 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. Has considered that the fair value is 70% of the maximum.

b)2015 Performance share plan:

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

c)2014 Performance share plan:

The Group calculates at the grant date the fair value of the Bank’s relative TSR position relying in part upon the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform thousands of simulations to determine the TSR of the Bank and of each of the companies in the benchmark group. Taking into account the foregoing, the fair value of the plan at the grant date was 36.3% of the maximum amount.

d)Performance share plans:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.
•

The Group calculates at the grant date the fair value of the Bank’s relative TSR position relying in part upon the report of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

PI14
Expected volatility (*)	51.35%
Annual dividend yield based on last few years	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.073%

(*)Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 55.39% for Plan I‑14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

e)Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2016	2015	2014
Risk-free interest rate	0,31%‑0,41%	1.06%‑1.37%	1.56%‑1.97%
Dividend increase	5,92%‑6,21%	6.91%‑7.36%	10.16%‑10.82%
Volatility of underlying shares based on historical volatility over five years	31,39%‑32,00%	28.54%‑29.11%	24.16%‑24.51%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.Other general administrative expenses

a)Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2016	2015	2014
Property, fixtures and supplies	1,853	1,943	1,930
Technology and systems	1,095	1,188	979
Technical reports	768	810	606
Advertising	691	705	655
Communications	499	587	489
Taxes other than income tax	484	529	462
Surveillance and cash courier services	389	413	397
Per diems and travel expenses	232	278	287
Insurance premiums	69	74	64
Other administrative expenses	1,653	1,668	1,788
	7,733	8,195	7,657

b)Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows (PwC in 2016 and Deloitte in 2015 and 2014):

	Millions of euros
	2016	2015	2014
Audit fees	58.3	49.6	44.2
Audit-related fees	18.0	46.9	31.1
Tax fees	0.9	9.1	6.6
All other fees	3.6	12.6	8.0
Total	80.8	118.2	89.9

The Audit fees heading includes auditing fees for the individual and consolidated annual accounts, as the case may be, of the companies forming part of the Group, the 20‑F integrated audit with the Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of June 30 and limited quarterly consolidated revisions for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, due diligence services, or other revisions required by different regulations in relation to aspects such as, for example, Securitization or the Social Responsibility Report Corporate.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the Securities and Exchange Commission (SEC) of the United States rules and the Public Accounting Oversight Board (PCAOB), and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than PwC amounting to €127.9 million in 2016 (2015: €117.4 million; 2014: €97.3 million to other auditing firms other than Deloitte ).

c)Number of offices

The number of offices at 31 December 2016 and 2015 is as follow:

	Group
Number of offices	31/12/16	31/12/15
Spain	2,911	3,467
Group	9,324	9,563
	12,235	13,030

49.Gains or losses on non-financial assets and investments, net

The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2016	2015	2014
Gains:
Tangible and intangible assets (*)	131	104	216
Investments	30	104	3,026
Of which:
Santander Consumer USA	—	—	1,739
Altamira Asset Management (Note 3)	—	—	550
Insurance companies (CNP) (Note 3)	—	—	413
	161	208	3,242
Losses:
Tangible and intangible assets	(116)	(83)	(103)
Investments	(15)	(13)	(3)
	(131)	(96)	(106)
	30	112	3,136

(*)Includes in 2014 mainly the gains recognized on the sale of corporate buildings in Mexico and Argentina (€85 million) and the gains arising from the sales of branches (€76 million) in various countries in which the Group operates.

50.Gains or losses on non-current assets held for sale classified as discontinued operations

The detail of Gains/ (losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2016	2015	2014

Tangible assets	(141)	(171)	(291)
Impairment (Note 12)	(212)	(222)	(339)
Gain (loss) on sale (Note 12)	71	51	48
Other gains and other losses	—	(2)	48
	(141)	(173)	(243)

51.Other disclosures

a)Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	31 December 2016
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%
	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%
Liabilities:
Financial liabilities at amortized cost:	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities (*)	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516
	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%
Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

(*)Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was €35 billion at 31 December 2016, mainly because in last period the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (LTRO, TLTRO) program. (See note 20).

	31 December 2015
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	77,751	—	—	—	—	—	—	77,751	0.79%
Financial assets available-for-sale	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187
Debt instruments	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187	3.87%
Loans and receivables	27,870	57,666	49,852	82,485	111,322	102,462	404,499	836,156
Debt instruments	15	1,383	1,083	1,143	1,764	1,241	4,278	10,907	5.40%
Loans and advances	27,855	56,283	48,769	81,342	109,558	101,221	400,221	825,249
Central banks	—	6,305	5,007	2,120	47	3,835	23	17,337	7.45%
Credits institutions	6,879	11,974	4,115	5,294	3,897	1,240	4,039	37,438	1.55%
Customers	20,976	38,004	39,647	73,928	105,614	96,146	396,159	770,474	5.99%
Held-to-maturity investments	-	-	-	-	2,013	140	2,202	4,355	2.39%
	105,793	61,934	52,241	94,384	132,053	121,139	467,905	1,035,449	5.22%
Liabilities:
Financial liabilities at amortized cost:	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343
Deposits	403,579	122,234	47,277	88,263	88,808	14,462	31,056	795,679
Central banks	1,580	3,874	2,348	—	31,070	—	—	38,872	0.17%
Credit institutions	7,043	30,187	11,801	31,843	15,926	6,295	6,114	109,209	2.64%
Customer deposits	394,956	88,173	33,128	56,420	41,812	8,167	24,942	647,598	2.48%
Marketable debt securities (*)	134	13,142	14,900	34,303	57,880	34,998	67,430	222,787	3.70%
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877
	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343	2.56%
Difference (assets less liabilities)	(302,132)	(78,397)	(16,750)	(28,830)	(15,296)	71,164	366,347	(3,894)

(*)Includes promissory notes, certificates of deposit and other short-term debt issues.

	31 December 2014
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	69.853	—	—	—	—	—	—	69,853	1.35%
Financial assets available-for-sale	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249
Debt instruments	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249	4.62%
Loans and receivables	23,935	68,535	37,652	73,792	102,340	81,325	394,426	782,005
Debt instruments	14	1,422	1,180	947	858	554	2,535	7,510	3.66%
Loans and advances	23,921	67,113	36,472	72,845	101,482	80,771	391,891	774,495
Central banks	-	9,112	2,094	267	-	331	10	11,814	11.54%
Credits institutions	6,826	16,481	3,285	4,951	3,738	317	4,264	39,862	2.15%
Customers	17,095	41,520	31,093	67,627	97,744	80,123	387,617	722,819	6.37%
Held-to-maturity investments	—	—	—	—	—	—	—	—
	93,942	72,413	38,750	78,320	122,151	105,688	450,843	962,107	5.69%
Liabilities:
Financial liabilities at amortized cost:	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052
Deposits	359,114	106,427	52,988	86,288	74,975	23,022	28,905	731,719
Central banks	4,614	2,703	1,179	500	—	8,294	—	17,290	0.24%
Credit institutions	7,392	24,597	23,238	19,155	18,599	6,074	6,339	105,394	3.16%
Customer deposits	347,108	79,127	28,571	66,633	56,376	8,654	22,566	609,035	2.50%
Marketable debt securities (*)	166	10,827	22,861	36,020	53,607	27,811	58,573	209,865	3.74%
Other financial liabilities	4,131	4,144	8,265	942	465	447	1,074	19,468
	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052	2.81%
Difference (assets less liabilities)	(269,469)	(48,985)	(45,364)	(44,930)	(6,896)	54,408	362,291	1,055

(*)Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost at 31 December 2016 is as follows:

	31 December 2016
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost:
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516
	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

	31 December 2015
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost:
Deposits	401,813	121,750	47,094	87,916	88,558	14,406	30,927	792,465
Central banks	1,579	3,872	2,347	—	31,053	—	—	38,851
Credit institutions	7,021	30,094	11,765	31,745	15,877	6,275	6,095	108,873
Customer	393,213	87,784	32,982	56,171	41,628	8,131	24,832	644,741
Marketable debt securities	130	12,806	14,511	33,375	56,340	33,975	65,299	216,435
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877
	406,155	139,511	68,419	121,939	145,559	48,896	99,298	1,029,777

	31 December 2014
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost:
Deposits	357,266	105,930	52,761	85,877	74,616	22,939	28,755	728,144
Central banks	4,608	2,699	1,177	499	—	8,283	—	17,266
Credit institutions	7,368	24,517	23,164	19,094	18,536	6,048	6,310	105,038
Customer	345,290	78,714	28,420	66,283	56,080	8,607	22,445	605,840
Marketable debt securities	155	10,503	22,181	34,943	51,832	26,718	56,456	202,788
Other financial liabilities	4,131	4,144	8,265	942	465	447	1,074	19,468
	361,552	120,577	83,207	121,762	126,913	50,104	86,285	950,400

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of December 31, 2016:

Millions of euros at 31 December 2016	Within 1 months	1 to3 months	3 to12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	16,633	10,180	26,213	22,885	23,865	48,411	148,187
Derivatives	4,300	3,726	7,206	14,829	17,707	24,275	72,043
Equity instruments	—	—	—	—	—	14,497	14,497
Debt instruments	9,491	2,022	13,752	8,026	6,113	9,538	48,922
Loans and advances	2,842	4,452	5,255	30	45	101	12,725
Credits institutions	953	2,143	125	-	-	-	3,221
Customers	1,889	2,309	5,130	30	45	101	9,504
Financial assets designated at Fair Value through profit or loss	10,286	1,285	4,322	2,974	3,688	9,054	31,609
Equity instruments	—	—	—	—	—	546	546
Debt instruments	51	38	1,024	801	713	771	3,398
Loans and advances	10,235	1,247	3,298	2,173	2,975	7,737	27,665
Central Banks	—	—	—	—	—	—	—
Credits institutions	9,106	220	510	110	55	68	10,069
Customers	1,129	1,027	2,788	2,063	2,920	7,669	17,596
Financial Assets available for sale	—	—	—	—	—	5,487	5,487
Equity instruments	—	—	—	—	—	5,487	5,487
Hedging derivatives	340	309	728	1,798	2,263	4,939	10,377
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	90	12	51	191	141	996	1,481
TOTAL FINANCIAL ASSETS	27,349	11,786	31,314	27,848	29,957	68,887	197,141

Millions of euros at 31 December 2016	Within 1 months	1 to3 months	3 to12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	24,287	3,216	9,231	19,158	21,554	31,319	108,765
Derivatives	5,074	1,777	7,453	16,353	19,389	24,323	74,369
Shorts positions	9,611	264	1,750	2,611	1,827	6,942	23,005
Deposits	9,602	1,175	28	194	338	54	11,391
Central Banks	1,351	—	—	—	—	—	1,351
Credits institutions	44	—	—	—	—	—	44
Customers	8,207	1,175	28	194	338	54	9,996
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,152	4,816	1,488	615	608	3,584	40,263
Deposits	29,004	4,432	1,122	100	36	2,778	37,472
Central Banks	5,143	3,331	638	—	—	—	9,112
Credits institutions	3,934	485	387	75	—	134	5,015
Customers	19,927	616	97	25	36	2,644	23,345
Marketable debt securities	148	384	366	515	572	806	2,791
Other financial liabilities	—	—	—	—	—	—	—
Hedging derivatives	549	944	1,024	637	353	4,649	8,156
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	29	-	61	358	448
TOTAL LIABILITIES ASSETS	53,988	8,976	11,772	20,410	22,576	39,910	157,632

Millions of euros at 31 December 2016	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Drawable by third parties	84,127	11,440	20,415	26,075	40,350	19,689	202,096
Financial Guarantees	3,100	1,077	4,871	4,810	1,801	1,585	17,244
MEMORANDUM ITEMS	87,227	12,517	25,286	30,885	42,151	21,274	219,340

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2016		2015		2014
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash, cash balances at Central Banks and other deposits on demand	60,423	—	65,886	—	63,534	—
Financial assets/liabilities held for trading	100,083	70,958	93,699	66,576	93,581	66,011
Other financial assets/liabilities at fair value through profit or loss	6,965	16,667	7,367	21,546	7,107	15,494
Financial assets/liabilities available-for-sale	68,370	—	68,012	—	65,031	—
Loans and receivables	571,829	—	569,013	—	523,596	—
Investments held-to-maturity	12,272	—	2,342	—	-	—
Investments	1,308	—	1,191	—	1,231	—
Tangible assets	16,957	—	15,005	—	12,479	—
Intangible assets	26,338	—	26,377	—	26,710	—
Financial liabilities at amortized cost	—	678,542	—	668,014	—	618,936
Liabilities under insurance contracts	—	61	—	1	—	—
Other	27,961	23,169	23,622	22,626	23,915	23,997
	892,506	789,397	872,514	778,763	817,184	724,438

c)Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for Cash, cash balances at Central Banks and other deposits on demand, loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

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

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2016					2015					2014
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Central Banks	27,973	27,964	—	27,964	—	17,337	17,528	—	17,528	—	11,814	11,814	—	11,814	—
Credit institutions	35,424	35,577	—	18,032	17,545	37,438	37,599	—	26,019	11,580	39,862	39,781	—	19,936	19,845
Customers	763,370	770,278	—	81,228	689,050	770,474	775,713	—	114,463	661,250	722,819	727,383	—	197,187	530,196
Debt instruments	27,705	27,417	11,529	11,678	4,210	15,262	15,071	4,310	9,333	1,428	7,510	7,441	—	6,065	1,376
	854,472	861,236	11,529	138,902	710,805	840,511	845,911	4,310	167,343	674,258	782,005	786,419	—	235,002	551,417

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2016					2015					2014
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Central banks	44,112	44,314	—	—	44,314	38,872	38,894	—	—	38,894	17,290	17,290	—	—	17,290
Credit institutions	89,764	90,271	—	90,271	—	109,209	109,480	—	109,480	—	105,394	105,808	—	105,808	—
Customers	657,770	657,587	—	—	657,587	647,598	646,927	—	11	646,916	609,035	608,419	—	80	608,339
Marketable debt securities	226,078	229,662	43,306	186,356	—	222,787	225,362	62,539	162,823	—	209,865	214,190	61,896	152,294	—
Other financial liabilities	26,516	26,096	—	—	26,096	20,877	21,178	—	—	21,178	19,468	19,428	—	—	19,428
	1,044,240	1,047,930	43,306	276,627	727,997	1,039,343	1,041,841	62,539	272,314	706,988	961,052	965,135	61,896	258,182	645,057

The main valuation methods and inputs used in the estimates at 31 December 2016 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

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

The fair value of Cash, cash balances at Central Banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

In addition, at 31 December 2016, 2015 and 2014, equity instruments amounting to €1,349 million, €1,790 million and €1,646 million, respectively, (see note 2.d) and recognized as Financial assets available-for-sale were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organized markets and, consequently, the non-observable inputs were significant.

d)Exposure of the Group to Europe’s peripheral countries

The detail at 31 December 2016, 2015 and 2014, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) –explained in Note 54– is as follows:

Sovereign risk by country of issuer/borrower at 31 December 2016 (*)
	Millions of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to €10,502 million (of which €9,456 million, €717 million and €329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to €5,449 million (€5,349 million, €91 million and €9 million to Spain, Portugal and Italy, respectively).

(**)      Presented without taking into account the Other comprehensive income recognized (€27 million).

(***)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2015 (*)
	Millions of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Held-to- maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	—
Portugal	278	(174)	7,916	916	—	1,071	10,007	—	1
Italy	3,980	(1,263)	—	—	—	—	2,717	(4)	4
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	6	—

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to €11,273 million (of which €9,892 million, €605 million and €776 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €3,134 million (€3,045 million and €89 million to Spain and Portugal, respectively).

(**)      Presented without taking into account the Other comprehensive income recognized (€31 million).

(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

	or loss		for-sale
Sovereign risk by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available- for-sale	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to €8,420 million (of which €7,414 million, €691 million and €315 million relate to Spain, Portugal and Italy, respectively) and Off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €3,081 million (€2,929 million, €97 million and €55 million to Spain, Portugal and Italy, respectively).

(**)      Presented without taking into account the Other comprehensive income recognized (€45 million).

(***)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 December 2016, 2015 and 2014 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 December 2016 (*)
	Millions of euros
				Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity	Loans and advances to customers (Note 10)(*)	Total net direct exposure	Other than CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

(*)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to €64,522 million, €6,993 million, €3,364 million, €268 million and €369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognized (€8,692 million).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2015 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Loans and advances to customers (Note 10)(*)	Total net direct exposure	Other than CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	—	159	992	2,999	29,928	37,016	1,729	—
Italy	5	—	167	813	—	6,713	7,698	35	5
Greece	—	—	—	—	—	44	44	32	—
Ireland	—	—	63	239	40	734	1,076	300	—

(*)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to €64,159 million, €6,374 million, €3,746 million, €17 million and €387 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognized (€11,641 million).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Loans and advances to customers (Note 10)(*)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to €60,318 million, €6,051 million, €3,049 million, €17 million and €237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognized (€12,238 million).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at 31 December 2016, 2015 and 2014 detailed in the foregoing tables:

31/12/16
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

31/12/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	—	1	1
	Other	71	77	(6)	—	—	—
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	3	2	5
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

31/12/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign	210	239	(29)	1	(1)	—
	Other	149	162	(13)	—	—	—
Italy	Sovereign	401	318	83	(1)	1	—
	Other	668	735	(67)	2	4	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

52.Geographical and business segment reporting

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

a)Geographical segments

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

The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available in the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

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

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2016
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	520,136	354,960	320,767	137,389	132,154	(126,281)	1,339,125
Loans and advances to customers	297,217	251,250	152,186	85,388	4,429	—	790,470
Financial assets held for trading	53,966	33,986	43,422	2,885	1,203	—	135,462
Financial assets available-for-sale	55,735	12,336	29,840	16,089	2,774	—	116,774
Central Banks and Credit institutions	58,085	15,305	48,612	1,090	172	(46,577)	76,687
Tangible and Intangible assets (*)	7,902	2,581	4,111	10,648	741	—	25,983
Other asset accounts	47,231	39,502	42,596	21,289	122,835	(79,704)	193,749
Total Liabilities and Equity	520,136	354,960	320,767	137,389	132,154	(126,281)	1,339,125
Customer deposits	269,935	212,113	143,746	64,459	858	—	691,111
Marketable debt securities	53,063	71,108	47,436	26,340	30,922	—	228,869
Liabilities under insurance contracts	651	—	1	—	—	—	652
Deposits from central banks and credit institutions	103,815	21,559	47,585	22,233	783	(46,577)	149,398
Other accounts (**)	61,488	34,068	57,475	9,896	15,230	-	178,157
Share capital, reserves, profit for the year and Other comprehensive income	31,184	16,112	24,524	14,461	84,361	(79,704)	90,938
Other Customer funds under management	65,834	8,564	81,034	3,828	—	—	159,260
Investment funds	46,229	8,446	74,554	701	—	—	129,930
Pension funds	11,298	—	—	—	—	—	11,298
Assets under management	8,307	118	6,480	3,127	—	—	18,032
Customer funds under management (***)	388,832	291,785	272,216	94,627	31,780	—	1,079,240

(*)       Including Tangible assets and Other intangible assets.

(**)     Including, in addition to liability items not broken down, the balances of Non-controlling interests.

(***)   Including Customer deposits, Marketable debt securities and Other customer funds under management.

The corporate center segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s share capital and reserves are initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units. This allocation is shown as an asset of the corporate center segment (included in Other asset accounts) and as a liability of each business unit (included in Share capital, reserves, profit for the year and Other comprehensive income). Therefore, the allocation is reflected in the balance sheet net of adjustments for intra-Group eliminations in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2015
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total Assets	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260
Loans and advances to customers	287,252	282,673	133,139	84,190	3,594	—	790,848
Financial assets held for trading (excluding loans and advances)	60,151	40,138	33,669	2,299	2,656	—	138,913
Financial assets available-for-sale	60,913	12,279	25,926	19,145	3,773	—	122,036
Central Banks and Credit institutions	76,111	14,083	35,523	1,045	6,748	(50,980)	82,530
Tangible and intangible assets (*)	11,798	3,025	3,522	9,156	289	—	27,790
Other asset accounts	42,420	30,957	36,106	14,749	131,074	(77,163)	178,143
Total Liabilities and Equity	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260
Customer deposits	263,462	231,947	122,413	60,115	5,205	—	683,142
Marketable debt securities	51,103	74,260	39,526	23,905	37,366	—	226,160
Liabilities under insurance contracts	626	—	1	—	—	—	627
Deposits from central banks and credit institutions	132,688	23,610	42,395	26,170	1,490	(50,980)	175,373
Other accounts (**)	58,253	36,162	43,873	9,073	19,557	—	166,918
Share capital, reserves, profit for the year and valuation adjustments	32,513	17,176	19,677	11,321	84,516	(77,163)	88,040
Other Customer funds under management	64,433	9,703	59,065	7,540	—	—	140,741
Investment funds	44,393	9,564	54,426	645	—	—	109,028
Pension funds	11,376	—	—	—	—	—	11,376
Assets under management	8,664	139	4,639	6,895	—	—	20,337
Customer funds under management (***)	378,998	315,910	221,004	91,560	42,571	—	1,050,043

(*)       Including Tangible assets and Other intangible assets.

(**)     Including, in addition to liability items not broken down, the balances of Non-controlling interests.

(***)   Including Customer deposits, Marketable debt securities and Other customer funds under management.

	Millions of euros
	2014
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total
Total assets	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296
Loans and advances to customers	268,735	251,191	139,955	70,420	4,410	—	734,711
Financial assets held for trading (excluding loans and advances)	65,863	39,360	31,766	5,043	2,120	—	144,152
Financial assets available-for-sale	56,845	11,196	31,174	12,737	3,298	—	115,250
Loans and advances to credit institutions	66,602	14,093	22,104	3,460	2,433	(27,404)	81,288
Non-current assets (*)	11,796	2,700	3,912	6,905	796	—	26,109
Other asset accounts	26,757	35,695	39,577	9,469	128,318	(75,030)	164,786
Total liabilities and equity	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296
Customer deposits	256,909	202,328	131,826	51,304	5,339	—	647,706
Marketable debt securities	54,840	74,957	38,363	16,796	28,739	—	213,695
Liabilities under insurance contracts	713	—	—	—	—	—	713
Deposits from central banks and credit institutions	90,305	26,720	35,978	17,760	12,257	(27,404)	155,616
Other accounts (**)	64,305	34,888	39,945	10,542	18,081	—	167,761
Share capital, reserves, profit for the year and other comprehensive income	29,526	15,342	22,376	11,632	76,959	(75,030)	80,805
Other customer funds under management	60,679	9,667	62,488	8,535	—	—	141,369
Investment funds	40,829	9,524	57,548	1,618	—	—	109,519
Pension funds	11,481	—	—	—	—	—	11,481
Assets under management	8,369	143	4,940	6,917	—	—	20,369
Customer funds under management (***)	372,428	286,952	232,677	76,635	34,078	—	1,002,770

(*)       Including Tangible assets and Other intangible assets.

(**)     Including, in addition to liability items not broken down, the balances of Non-controlling interests.

(***)   Including Customer deposits, Marketable debt securities and Other customer funds under management.

	Millions of euros
	2016
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total
INTEREST INCOME / (CHARGES)	8,161	4,405	13,345	5,917	(739)	31,089
Income from equity instruments	272	1	78	30	32	413
Share of results of entities accounted for using the equity method	168	16	309	2	(51)	444
Net fee and commission income (expense)	3,497	1,031	4,581	1,102	(31)	10,180
Other income(*)	818	319	806	22	136	2,101
Other operating income (expenses)	(110)	44	(355)	460	(34)	5
TOTAL INCOME	12,806	5,816	18,764	7,533	(687)	44,232
Administrative expenses and depreciation	(6,781)	(2,967)	(7,692)	(3,197)	(464)	(21,101)
Provisions or reversal of provisions	(444)	(276)	(800)	(72)	(916)	(2,508)
Impairment losses on financial assets	(1,383)	(58)	(4,912)	(3,187)	(86)	(9,626)
Impairment losses on other assets	(36)	(64)	(42)	(35)	37	(140)
Other income and charges	(150)	1	59	(6)	7	(89)
OPERATING PROFIT / (LOSS) BEFORE TAX	4,012	2,452	5,377	1,036	(2,109)	10,768
Income tax	(1,083)	(736)	(1,363)	(355)	255	(3,282)
PROFIT FROM CONTINUING OPERATIONS	2,929	1,716	4,014	681	(1,854)	7,486
Profit (Loss) from discontinued operations	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	2,929	1,716	4,014	681	(1,854)	7,486
Attributable to non-controlling interests	330	36	628	286	2	1,282
PROFIT ATTRIBUTABLE TO THE PARENT	2,599	1,680	3,386	395	(1,856)	6,204

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

	Millions of euros
	2015						2014
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total
INTEREST INCOME / (CHARGES)	8,006	4,942	13,752	6,116	(4)	32,812	7,517	4,234	13,620	4,789	(613)	29,547
Income from equity instruments	277	1	57	48	72	455	286	1	88	29	31	435
Share of results of entities accounted for using the equity method	120	10	285	3	(43)	375	(25)	9	283	4	(28)	243
Net fee and commission income (expense)	3,417	1,091	4,452	1,086	(13)	10,033	3,500	1,028	4,372	830	(34)	9,696
Other income (*)	1,186	302	517	231	150	2,386	1,221	241	484	205	699	2,850
Other operating income (expenses)	(178)	37	(308)	316	(33)	(166)	5	28	(290)	122	(24)	(159)
TOTAL INCOME	12,828	6,383	18,755	7,800	129	45,895	12,504	5,541	18,557	5,979	31	42,612
Administrative expenses and depreciation	(6,735)	(3,357)	(7,906)	(3,025)	(697)	(21,720)	(6,444)	(3,055)	(7,850)	(2,239)	(598)	(20,186)
Provisions or reversal of provisions	(352)	(351)	(831)	(164)	(1,408)	(3,106)	(205)	(184)	(946)	(21)	(1,653)	(3,009)
Impairment losses on financial assets	(2,083)	(107)	(5,108)	(3,103)	(251)	(10,652)	(2,975)	(332)	(5,145)	(2,233)	(25)	(10,710)
Impairment losses on other assets	(172)	(9)	20	—	(931)	(1,092)	(156)	—	16	(12)	(786)	(938)
Other income and charges	(120)	5	78	16	243	222	(238)	3	113	46	2,986	2,910
OPERATING PROFIT / (LOSS) BEFORE TAX	3,366	2,564	5,008	1,524	(2,915)	9,547	2,486	1,973	4,745	1,520	(45)	10,679
Income tax	(887)	(556)	(1,219)	(517)	966	(2,213)	(639)	(416)	(1,053)	(439)	(1,171)	(3,718)
PROFIT FROM CONTINUING OPERATIONS	2,479	2,008	3,789	1,007	(1,949)	7,334	1,847	1,557	3,692	1,081	(1,216)	6,961
Profit (Loss) from discontinued operations	—	—	—	—	—	—	(26)	—	—	—	—	(26)
CONSOLIDATED PROFIT FOR THE YEAR	2,479	2,008	3,789	1,007	(1,949)	7,334	1,821	1,557	3,692	1,081	(1,216)	6,935
Attributable to non-controlling interests	261	37	596	329	145	1,368	174	1	790	219	(65)	1,119
PROFIT ATTRIBUTABLE TO THE PARENT	2,218	1,971	3,193	678	(2,094)	5,966	1,647	1,556	2,902	862	(1,151)	5,816

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Other income (without considering exchange differences, net) and Other operating income in the consolidated income statements for 2016, 2015 and 2014.

	Revenue (Millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Continental Europe	16,567	17,653	21,076	236	422	56	16,803	18,075	21,132
United Kingdom	9,626	10,970	9,077	390	416	1,204	10,016	11,386	10,281
Latin America	36,972	32,927	35,038	54	(776)	(441)	37,026	32,151	34,597
United States	9,322	9,364	7,791	281	157	30	9,603	9,521	7,821
Corporate center	1,672	982	280	4,507	6,643	7,323	6,179	7,625	7,603
Inter-segment revenue adjustments and eliminations	—	—	—	(5,468)	(6,862)	(8,172)	(5,468)	(6,862)	(8,172)
	74,159	71,896	73,262	—	—	—	74,159	71,896	73,262

b)Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, Santander Global Corporate Banking and the segment relating to Real Estate Operations in Spain; the sum of these segments is equal to that of the primary geographical reportable segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate center.

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

The condensed income statements are as follows:

	Millions of euros
	2016
(Condensed) income statement	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total
INTEREST INCOME / (CHARGES)	29,090	2,781	(43)	(739)	31,089
Income from equity instruments	131	250	—	32	413
Share of results of entities accounted for using the equity method	505	(7)	(3)	(51)	444
Net fee and commission income (expense)	8,745	1,465	1	(31)	10,180
Other income (*)	663	1,293	9	136	2,101
Other operating income (expenses)	(79)	43	75	(34)	5
TOTAL INCOME	39,055	5,825	39	(687)	44,232
Administrative expenses and depreciation	(18,475)	(1,951)	(211)	(464)	(21,101)
Provisions or reversal of provisions	(1,547)	(40)	(5)	(916)	(2,508)
Impairment losses on financial assets	(8,713)	(660)	(167)	(86)	(9,626)
Net impairment losses on other assets	(97)	(59)	(21)	37	(140)
Other non-financial gains/(losses)	(22)	22	(96)	7	(89)
OPERATING PROFIT / (LOSS) BEFORE TAX	10,201	3,137	(461)	(2,109)	10,768
Income tax	(2,799)	(876)	138	255	(3,282)
PROFIT FROM CONTINUING OPERATIONS	7,402	2,261	(323)	(1,854)	7,486
Profit (Loss) from discontinued operations	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	7,402	2,261	(323)	(1,854)	7,486
Attributable to non-controlling interests	1,105	172	3	2	1,282
PROFIT ATTRIBUTABLE TO THE PARENT	6,297	2,089	(326)	(1,856)	6,204

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

	Millions of euros
	2015					2014
(Condensed) income statement	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total
INTEREST INCOME / (CHARGES)	30,027	2,830	(41)	(4)	32,812	27,699	2,481	(20)	(613)	29,547
Income from equity instruments	124	259	—	72	455	132	272	—	31	435
Share of results of entities accounted for using the equity method	434	(6)	(10)	(43)	375	341	(2)	(68)	(28)	243
Net fee and commission income (expense)	8,621	1,425	—	(13)	10,033	8,338	1,392	—	(34)	9,696
Other income (*)	1,346	739	151	150	2,386	1,394	749	8	699	2,850
Other operating income (expenses)	(194)	24	37	(33)	(166)	(215)	31	49	(24)	(159)
TOTAL INCOME	40,358	5,271	137	129	45,895	37,689	4,923	(31)	31	42,612
Administrative expenses and depreciation	(18,730)	(2,058)	(235)	(697)	(21,720)	(17,519)	(1,840)	(229)	(598)	(20,186)
Provisions or reversal of provisions	(1,656)	(51)	9	(1,408)	(3,106)	(1,309)	(38)	(9)	(1,653)	(3,009)
Impairment losses on financial assets	(9,462)	(688)	(251)	(251)	(10,652)	(9,812)	(552)	(321)	(25)	(10,710)
Net impairment losses on other assets	2	(37)	(126)	(931)	(1,092)	(26)	(43)	(83)	(786)	(938)
Other non-financial gains/(losses)	117	4	(142)	243	222	158	(13)	(221)	2,986	2,910
OPERATING PROFIT / (LOSS) BEFORE TAX	10,629	2,441	(608)	(2,915)	9,547	9,181	2,437	(894)	(45)	10,679
Income tax	(2,663)	(695)	179	966	(2,213)	(2,128)	(667)	248	(1,171)	(3,718)
PROFIT FROM CONTINUING OPERATIONS	7,966	1,746	(429)	(1,949)	7,334	7,053	1,770	(646)	(1,216)	6,961
Profit (Loss) from discontinued operations	—	—	—	—	—	(26)	—	—	—	(26)
CONSOLIDATED PROFIT FOR THE YEAR	7,966	1,746	(429)	(1,949)	7,334	7,027	1,770	(646)	(1,216)	6,935
Attributable to non-controlling interests	1,112	120	(9)	145	1,368	1,033	145	6	(65)	1,119
PROFIT ATTRIBUTABLE TO THE PARENT	6,854	1,626	(420)	(2,094)	5,966	5,994	1,625	(652)	(1,151)	5,816

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

53.Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and joint ventures, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognize.

	Millions of euros
	2016				2015				2014
	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the Board of Directors	Executive vicepresidents	Other related parties
Assets:	5,884	—	22	307	6,542	—	28	573	6,885	5	25	1,276
Loans and advances: Credit institutions	223	—	—	-	8	—	—	—	5	—	—	—
Loans and advances: Customers	5,209	—	22	286	5,997	—	28	293	6,202	5	25	284
Debt instruments	452	—	—	21	537	—	—	280	678	—	—	992

Liabilities:	824	27	10	124	1,122	25	16	103	1,034	9	20	315
Financial liabilities: Credit institutions	155	—	—	—	501	—	—	—	337	—	—	—
Financial liabilities:Customers	669	27	10	124	620	25	16	103	696	9	20	315
Marketable debt securities	—	—	—	—	1	—	—	—	1	—	—	—

Income statement:	609	—	—	13	802	—	—	24	656	—	—	11
Interest income	67	—	—	10	98	—	—	17	89	—	—	6
Interest expense	(15)	—	—	(1)	(15)	—	—	—	(18)	—	—	(2)
Gains/losses on financial
assets and liabilities and others	15	—	—	—	73	—	—	—	35	—	—	2
Commission income	561	—	—	4	664	—	—	8	572	—	—	5
Commission expense	(19)	—	—	—	(18)	—	—	(1)	(22)	—	—	—

Other:	4,146	1	3	846	4,123	2	4	2,682	4,270	2	3	3,720
Contingent liabilities and others	19	—	—	139	46	—	—	191	43	—	—	265
Contingent commitments	17	1	3	417	95	2	4	132	59	2	3	77
Derivative financial instruments	4,110	—	—	290	3,982	—	—	2,359	4,168	—	—	3,378

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to €269 million at 31 December 2016 (31 December 2015: €299 million; 31 December 2014: €345 million).

54.Risk management

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

•

All risks must be managed by the units that generate then using advanced models and tools and integrated in the various businesses. The Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.
•	The independence of the risk function encompasses all risks and appropriately separates the risk generating units from those responsible for risk control.
•	The best processes and infrastructure must be used for risk management.
•	A risk culture integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.
b)	Risk control and control model - Advanced Risk Management (ARM)

The Group’s risk management model ensures that it has in place a control environment that ensures the risk profile is maintained within the levels set in the risk appetite and other limits.

The main elements that ensure effective control are:

1.	Robust governance, with a clear committee structure that separates decision making, on one side, from risk control, on the other, all encompassed and developed within a solid risk culture.
2.

A set of key, inter-related processes in the planning of the Group’s strategy (budget processes, risk appetite, regular assessment of liquidity and capital adequacy, and recovery and resolution plans).

3.	Aggregated supervision and consolidation of all risks.
4.	Regulatory and supervisory requirements are incorporated into day-to-day risk management.
5.	Independent assessment by internal audit.
6.	Decision making based on appropriate management of information and technological infrastructure

To ensure progress towards advanced risk management, the Group launched an Advanced Risk Management (ARM) program in 2014. This provides the basis for the best model for comprehensive risk management in the industry. This program was completed in 2016. The advanced risk management model is now a reality in the Group.

The Group advanced risk management model enable it to do more business, and do it better. It provides it with a more robust control framework, enabling it to achieve a greater management capacity, developing talent and enhancing the autonomy for Group’s units.

Continuing this work, in 2016 we continued to evolve towards a more consistent and granular version of the risk appetite

The independence of the risks function and the control environment have been enhanced through the risks governance model, ensuring separation of control and risk decisions at all levels.

The instruments that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

1.Risk map

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

2.Risk governance

The governance of the risk function should safeguard adequate and efficient decision making and effective risk control, and ensure that they are managed in accordance with the risk appetite defined by the Group’s senior management and its units, as applicable.

For this purpose, the following principles are established

•	Segregation between risk decisions and control.
•	Stepping up the responsibility of risk generating functions in the decision making process.
•	Ensuring that all risks decisions have a formal approval process.
•	Ensuring an aggregate overview of all risk types
•	Bolstering risk control committees.
•	Maintaining a simple committee structure

2.1.Lines of defense

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

2.2.Risk committee structure

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

The following bodies constitute the top level risk governance bodies:

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

2.3.Organizational risk function structure

The Group Chief Risk (GCRO) is the head of the Group’s risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The GCRO, whose duties include advising and challenging the executive line, also reports separately to the risk, regulation and compliance oversight committee and to the board.

In 2016, the GCRO fostered the consolidation of advanced risk management based on a comprehensive, forward-looking vision of all risks, intensive use of models, and a robust control environment and risk culture in the Group, whilst complying with all regulatory and supervisory requirements.

The risk management and control model is structured on the following pillars:

•

Coordination of the relationship between the local units and the Corporation, assessing the effective deployment of the risk management and control model in each unit, and ensuring these are aligned to achieve strategic risk targets.

•

Enterprise Risk Management (ERM) provides consolidated oversight of all risks to senior management and the Group’s governance bodies, and the development of the risk appetite and the risk identification and assessment exercise.

•	Control of financial, non-financial and transversal risks, verifying that risk management and exposure are as set by senior management, by risk type.
•	Transversal development of internal regulations, methodologies, scenario analyses, stress tests and data infrastructure, and robust risk governance.

2.4.The Group’s relationship with subsidiaries regarding risk management

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

Committee structure

The Group-Subsidiaries Governance Model and good governance practices for subsidiaries recommends that each subsidiary should have bylaw-mandated risk committees and other executive risk committees, in line with best corporate governance practices, consistently with those already in place in the Group.

The governance bodies of subsidiary entities are structured in accordance with local regulatory and legal requirements and the dimension and complexity of each subsidiary, being consistent with those of the parent company, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

Given its capacity for comprehensive (enterprise wide) and aggregated oversight of all risks, the Corporation exercises a validation and questioning role with regard to the operations and management policies of the subsidiaries, insofar as they affect the Group’s risk profile.

3.Management processes and tools

3.1.Risk appetite and limits structure

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

•

Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

•

Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment as well as in the medium term, taking into account both the most probable circumstances as well as stress scenarios.

•	Alignment with strategic and business plans and integration into management (3 year plan, annual budget, ICAAP, ILAAP crisis and recovery plans)
•	Coherence in the risk appetite of the various units and common risk language throughout the organization.
•	Regular review, continuous backtesting and adapting to the best practices and regulatory requirements.

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

Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group’s exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group’s senior management wishes to adopt or maintain in developing its business model:

•	The volatility in the income statement that the Group is willing to assume.
•	The solvency position the Group wishes to maintain.
•	The minimum liquidity position the Group wishes to have.
•	The maximum concentration levels that the Group considers it reasonable to assume.
•	Non-financial and transversal risks.

3.2. Risk identification and assessment (RIA)

The Group is continuously evolving its identification and assessment of different types of risks. It involves different lines of defense in the execution of these to foster advanced and proactive risk management. It also sets itself management standards that not only meet regulatory requirements but also reflect best practice in the market. The RIA is a mechanism for disseminating the risk culture and involving the business lines of the units in its management.

In addition to identifying and assessing the Group’s risk profile by risk factor and unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks of which it is composed:

•	Risk performance, enabling understanding of residual risk by risk factor through a set of metrics calibrated using international standards.
•	Assessment of the control environment, measuring the implementation of a target management model, pursuant to advanced standards.
•

Forward-looking analysis of the unit, based on stress metrics and/or identification and/or assessment of the main threats to the strategic plan (Top Risks), putting in place and monitoring specific action plans to mitigate potential impacts.

The RIA initiative is being increasingly integrated into risk management, developing each of the methodological blocks independently, and increasing their application to the Group’s risks, pursuant to the risk mapRisk identification and assessment is one of the initiatives that form part of the ARM (Advanced Risk Management) program the purpose of which is the advanced management of risks to enable Santander to continue to be a sound sustainable bank over the long term.

Significant progress has been made in the uses of this exercise: the risk profile is being used as a strategic metric in the local and Group risk appetite; it has been included in the generation of strategic plans and analysis of potential threats; analysis of the internal vision of the risk profile and contrast with the perception of external agents; risks identified in the RIA are being used as inputs in the generation of idiosyncratic scenarios in capital, liquidity, and recovery and resolution plans; it includes the diversification effect of the Group’s business model, and internal audit planning now considers exploitation of the risk control environment.

The RIA has become a major risk management tool. Through the implementation of a demanding control environment and monitoring of the weaknesses detected, it enables the Group to undertake more and better business in the markets in which it operates, without putting at risk its income statement or its strategic objectives, whilst reducing the volatility of its earnings:

The RIA methodology is being consolidated, improved and simplified as part of the Group’s continuous improvement and review process. It has been extended to all of the Group’s risks and units, and is being more closely integrated into day-to-day risk management. One of its priorities is to order and manage the various risk assessments in the Group in general, and the Risk division in particular, establishing a benchmark assessment model that ensures the robustness and consistency of the assessments carried out, whilst governing the various exercises carried out in different management areas.

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

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Developing and integrating mathematical models that estimate the future evolution of metrics (for example, credit losses), based on both historic information (internal to the Bank and external from the market), as well as simulation models.

•	Including the expert judgment and know-how of portfolios, questioning and back testing the result of the models.
•	The back testing of the results of the models against the observed data, ensuring that the results are adequate.
•	The governance of the whole process, covering the models, scenarios, assumptions and rationale for the results, and their impact on management

The application of these pillars of the EBA (European Banking Authority) stress test executed and reported in 2016 has enabled Santander to satisfactorily meet the requirements set down - both quantitative and qualitative - and to contribute to the excellent results obtained by the Bank, particularly with regard to its peers

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

3.4.Living wills (recovery & resolution plans)

In 2016, the Bank prepared the seventh version of its corporate recovery plan, the most important part of which envisages the measures available to emerge on its own from a very severe crisis. This plan has been prepared in accordance with applicable European Union regulations.

The plan also considers the non-binding recommendations made in this area by international bodies such as the Financial Stability Board (FSB).

As with the previous versions from 2010 to 2015, the Group presented the plan to the relevant authorities (for the second time, to the European Central Bank (ECB) in September, unlike previous years when it was only submitted to the Bank of Spain) for it to be assessed in the fourth quarter of 2016.

The plan comprise the corporate plan (covering Banco Santander) and the individual plans for the main local units (UK, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal),

The Group’s senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of the documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The board of directors is responsible for approving the corporate plan, without prejudice to the content and important data therein being previously presented and discussed by the Bank’s main management and control committees. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate plan.

As regards resolution plans, the competent authorities forming part of the Crisis Management Group (CMG) have decided on a common approach to the Group’s resolution strategy which, given Santander’s legal and business structure, is the multiple point of entry (MPE) strategy; also, they have signed the corresponding cooperation agreement (COAG) and developed the initial resolution plans. In particular, the 2016 corporate resolution plan was analyzed in a meeting of the CMG held on November 7, 2016.

During 2016, the Special Situation Management Framework was formally approved and implemented, both in the corporation and in the main geographies of the Group, which, together with the documents that develop it:

i)

establishes common principles for the identification, scaling and management of events that could involve a serious risk for Santander or any of its entities and, if it occurs, affect its robustness, reputation, development of its activity, liquidity, solvency and, even to its present or future viability,

ii)	defines the basic roles and responsibilities in this area and identifies the necessary planning elements and key processes and
iii)

establishes the essential elements of its governance, ensuring, in any case, coordinated action between the Group entities and, where necessary, the participation of the Corporation, as the parent entity of Santander Group.

The aforementioned framework has a holistic nature, resulting from application to those special events or situations of any kind (e.g. financial and non-financial, systemic or idiosyncratic and slow or rapid evolution) in which there is a situation of exceptionality , Other than that expected or that should derive from the ordinary management of the business, and which may jeopardize the development of its business or lead to a serious deterioration in the financial situation of the entity or the Group as it entails a significant loss of appetite Risk and defined limits.

3.5.Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years the Group has developed and implemented structural and operational improvements in order to reinforce and consolidate its integral view of risk based on complete, accurate and recurring information, thus enabling senior management of the Group to assess risk and take decisions accordingly.

Once the objectives of the Risk Data Aggregation (RDA) project had been achieved at the end of 2015, in 2016 work continued to consolidate the comprehensive data and information management model, and its transposition to the countries where the Group operates.

Risks reports contain an appropriate balance between data, analysis and qualitative comments, include forward-looking measures, risk appetite data, limits and emerging risks, and are distributed in due time and form to senior management.

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

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•The individuals segment includes all physical persons, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

•The SMEs, companies and institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.

•The Santander Global Corporate Banking (SGCB) segment consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business, countries of operation, product types, volume of revenues it represents for the bank, length of relation with the customer, etc.).

The Group has a mainly retail profile, with 85% of its total risk exposure being generated by its commercial banking business.

2.    Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers[2]		Non-performing rate		Coverage rate
Millions of euros	(millions euros)		(%)		(%)
	2016	2015	2016	2015	2016	2015
Continental Europe	331,706	321,395	5.92	7.27	60.0	64.2
Spain	172,974	173,032	5.41	6.53	48.3	48.1
Santander Consumer Finance[1]	88,061	76,688	2.68	3.42	109.1	109.1
Portugal 3	30,540	31,922	8.81	7.46	63.7	99.0
Poland	21,902	20,951	5.42	6.30	61.0	64.0
UK	255,049	282,182	1.41	1.52	32.9	38.2
Latin America	173,150	151,302	4.81	4.96	87.3	79.0
Brazil	89,572	72,173	5.90	5.98	93.1	83.7
Mexico	29,682	32,463	2.76	3.38	103.8	90.6
Chile	40,864	35,213	5.05	5.62	59.1	53.9
Argentina	7,318	6,328	1.49	1.15	142.3	194.2
US	91,709	90,727	2.28	2.13	214.4	225.0
Puerto Rico	3,843	3,924	7.13	6.96	54.4	48.5
Santander Bank	54,040	54,089	1.33	1.16	99.6	114.5
SC USA	28,590	28,280	3.84	3.66	328.0	337.1
Total Group	855,510	850,909	3.93	4.36	73.8	73.1

(1)	SCF includes PSA and Canada in figures for 2015.
(2)	Includes gross lending to customers, guarantees and documentary credits.
(3)	Portugal includes Banif in figures for 2015 and 2016

In 2016, credit risk with customers rose slightly by 0.6%, largely due to the increases in Brazil, SCF and Chile, which offset the fall in the United Kingdom, mainly due to the exchange rate effect. There is growth across the board in local currency, with the UK standing out.

These levels of lending, together with lower non-performing loans (NPLs) of €33,643 million (-9% vs. 2015) reduced the Group’s NPL ratio to 3.93%.

For coverage of these NPLs, the Group recorded net credit losses of €9,518 million, after deducting write-off recoveries. This fall is reflected in a fall in the cost of credit to 1.18%.

Detail of the main geographical areas

3.1. United Kingdom

Credit risk with customers in the UK amounted to €255,049 million at the close of December 2016, accounting for 30% of the Group total.

It is worth highlighting the mortgage portfolio because of its importance not only for Santander UK but for all of the Group’s lending. This stood at €180,476 million at the end of December 2016.

Mortgage portfolio

This mortgage portfolio consists of mortgages for acquisition or reforming homes, granted to new as well as existing customers and always constituting the first mortgage. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within UK territory, regardless of the destiny of the financing except in the case of some one-off operations in the Isle of Man. Mortgages can be granted for properties outside the UK, but the collateral for such mortgages must consists of a property in the UK.

Most of the credit exposure is in the south east of the UK, and particularly in the metropolitan area of London, where housing prices have risen over the last year.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio fell from 1.44% in 2015 to 1,35% at 2016 year-end. The decrease in the NPL ratio was sustained by the evolution of non-performing loans, which improved thanks to a more favorable economic environment, as well as increased NPL exits due to the improvements in the efficiency of the recovery teams. The volume of non-performing loans thus dropped by 6%, continuing the trend seen in 2015.

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

An additional indicator of the portfolio’s strong performance is the reduced volume of foreclosed properties, which in December 2016 amounted to €42 million, less than 0.03% of total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of housing enables sales to take place in a short period of time (around 18 weeks on average), contributing to the good results.

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The exit from the EU could also lead to legal uncertainty and potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues.

The negotiation of the UK’s exit terms is likely to take a many years.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which the group subject and could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the real estate operations unit - discussed below) amounted to €172,974 million (20% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

In 2016, total credit risk was in line with the previous year, after successive falls in recent years. The growing volume of new lending in the main individual and business segments portfolios offsets the lower funding to government bodies and the pace of repayments. Repayments exceeded growth in new lending in the individuals segment. Meanwhile, the companies segment returned to growth.

The NPL ratio for the total portfolio was 5.41%, 112 basis points lower than at year-end 2015, due to the trend of falling delinquency. This pattern is due to the lower gross NPL entries in the individual and business segments, which are 24% lower than 2015, and, to a lesser extent, the normalization of several restructured positions and portfolio sales.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at €49,056 million at 2016 year-end. Of this amount, 98.69 % was secured by mortgages.

	12/31/16
	Gross	Of which:
In millions of euros	amount	Non-performing
Home purchase loans to families	49,056	1,893
Without mortgage guarantee	645	27
With mortgage guarantee	48,411	1,866

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•All mortgage transactions include principal repayments from the very first day.

•Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•Debtors provide all their assets as security, not just the home.

•High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•Stable average debt-to-income ratio at around 28.3%.

•74% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

	12/31/16
	Loan to value ratio
		More than	More than	More than
		40% and	60% and	80% and
	Less than or	less than	less than	less than or	More than
In millions of euros	equal to 40%	60%	80%	equal to 100%	100%	Total
Gross amount	10,735	11,556	13,568	7,976	4,576	48,411
Of which: Watchlist /Non-performing	148	215	320	379	804	1,866

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 70% in the case of second home mortgages.

Companies portfolio

The €96,081 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 56% of the total.

93% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 5.79% in 2016.

Real estate business

The Group manages, as a separate unit, the real estate business portfolio as result of the previous year’s sector crisis and the new business identified as viable. In both cases the Group has specialized teams not only involve in the risk areas, but also complement and support all these transactions life cycle: commercial management, legal treatment and an eventual recovery function.

In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12/31/16	12/31/15	12/31/14
Balance at beginning of year (net)	7,388	9,349	12,105
Foreclosed assets	(28)	(62)	(357)
Reductions (1)	(1,415)	(1,481)	(2,015)
Written-off assets	(430)	(418)	(384)
Balance at end of year (net)	5,515	7,388	9,349

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 61.9% (compared with 67.6% at December 2015) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 53.31%.

	12/31/16
		Excess over
		collateral	Specific
Millions of euros	Gross amount	value	allowance
Financing for construction and property development recognized by the Group's credit institutions (including land) (business in Spain)	5,515	2,197	1,924
Of which:Watchlist/ Non-performing	3,412	1,705	1,819
Memorandum items: Written-off assets	1,562

Memorandum items: Data from the public consolidated balance sheet	12/31/16
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	161,729
Total consolidated assets	1,339,125
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,241

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	12/31/16
1. Without mortgage guarantee	405
2. With mortgage guarantee	5,110
2.1 Completed buildings	2,868
2.1.1 Residential	1,561
2.1.2 Other	1,307
2.2 Buildings and other constructions under construction	273
2.2.1 Residential	241
2.2.2 Other	32
2.3 Land	1,969
2.3.1 Developed consolidated land	1,717
2.3.2 Other land	252
Total	5,515

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group's senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group's anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

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

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•Property developers with a robust solvency profile and a proven track record in the market.

•Medium-high level projects, conducting to contracted demand and significant cities.

•Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•Support of financing of government-subsidized housing, with accredited sales percentages.

•Restricted financing of land purchases dealt with exceptional nature.

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

Foreclosed properties

At December 31, 2016, the net balance of these assets amounted to €4,902 million (gross amount: €10,733 million; recognized allowance: €5,831 million, of which €3,286 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2016:

	12/31/16
			Of which:
			Impairment
	Gross		losses on assets
	carrying	Valuation	since time of	Carrying
Millions of euros	amount	adjustments	foreclosure	amount
Property assets arising from financing provided to construction and property development companies	8,625	4,764	2,970	3,861
Of which:
Completed buildings	2,572	1,080	468	1,492
Residential	1,003	406	158	597
Other	1,569	674	310	895
Buildings under construction	762	382	246	380
Residential	746	373	245	373
Other	16	9	1	7
Land	5,291	3,302	2,256	1,989
Developed land	1,787	1,082	699	705
Other land	3,504	2,220	1,557	1,284
Property assets from home purchase mortgage loans to households	2,108	1,067	316	1,041
Other foreclosed property assets	—	—	—	—
Total property assets	10,733	5,831	3,286	4,902

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).

If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group's directors based on evidence obtained from qualified valuers or evidence of recent transactions

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realized with levels of price reduction in line with the market situation

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2016	2015	2014
Gross additions	1.3	1.7	1.8
Disposals	(1.3)	(1.1)	(0.9)
Difference	—	0.6	0.9

3.3. United States

The credit risk of Santander’s USA subsidiary stood at €91,7094 million at year-end 2016. This subsidiary comprises the following business units, after their integration under Santander Holdings USA in July:

4Including €17 million of investment under Holding

•Santander Bank N.A.: With total loans, including off-balance sheet exposure, of €54,040 million (59% of Santander US total). Its lending activity is focused on retail and commercial banking, of which 33% is with individuals and approximately 67% with companies. One of the main strategic goals for this unit is its transformation plan. This focuses on compliance with all regulatory programs, together with the development of the retail and commercial banking model towards a comprehensive solution for its customers.

Most of the lending of Santander Bank is secured - around 60% of the total - mainly in the form of mortgages to individuals and also in companies lending. This explains its low NPL ratio and cost of credit. The credit exposure has remain steady during 2016.

The NPL ratio remains very low, standing at 1.33% at December 31. The increase is explained by NPL classifications carried out in the first quarter for the Oil & Gas sector, which were offset by significant improvements throughout the rest of the year due to active portfolio management and favorable movements in oil prices. The cost of credit stood at 0.23%, up 10 basis points compared to year-end 2015, due mainly to increased coverage for customers in this sector. The coverage ratio, therefore, remains at comfortable levels ending the year at 100%.

•Santander Consumer USA Holdings (SC USA): Focused on Automobile financing with lending of €28,590 million (31% of the total for the USA), including vehicle leasing amounting to €9,120 million. This activity is mainly based on its relationship with the Fiat Chrysler Automobiles (FCA) group, which dates back to 2013. Through this agreement, SC USA became the preferred lender for Chrysler vehicles in the USA. As a result, 48% of its current balance relates to loans and leasing for Chrysler vehicles. Its priority is to improve its portfolio mix, which started to be achieved in 2016, as described in greater detail on this unit’s specific section.

The risk indicators for Santander Consumer USA are higher than those of the other US units, due to the nature of its business, which focuses on vehicle financing through loans and leasing. The credit profile of the unit’s customers covers a wide spectrum as SC USA seeks to optimize the risk assumed and the associated returns. This means that the costs of credit are higher than those in other Group units, but these are compensated by the returns generated. This is facilitated by one of the most advanced technological platforms in the industry, including a servicing structure for third parties that is scalable and extremely efficient. Other competitive advantages include its excellent knowledge of the market and the use of internally-developed pricing, admission, monitoring and recovery models, based on effective management of comprehensive databases. This is complemented by the availability of numerous other business tools, such as discounts from the brands (OEM - Original Equipment Manufacturers), pricing policies with highly responsive recalibration capacity, strict monitoring of new production and optimized recovery management.

These figures also include the personal lending portfolio, which is considered non-strategic. In early 2016 the Lending Club business (Peer to peer) was sold for €824 million.

The NPL ratio remains moderate at 3.84% (up 18 basis points compared to the previous year), thanks to preventive delinquency management accordingly to the type of business involved. The cost of credit improved to 10.72%, from 10.97% at year-end 2015. This was due to new risk policies implemented in the first quarter, with more demanding criteria resulting in a higher quality mix of new lending, and lower volumes.

The leasing portfolio - business carried out exclusively under the FCA agreement and focused on customers with high quality credit profiles - grew by 30.9% in the year, to €9,120 million. The performance of customers has been positive, and the focus is now on managing and mitigating the residual value risk of the portfolio: i.e. the difference between the book value of the vehicles at the time of underwriting of the leasing agreement, and their potential value at potential value at maturity. These mitigating actions are carried out in accordance with the prudent risk appetite framework, through the definition of limits, and through management of the business, with rapid and efficient sales of the vehicles when the agreements end. The unit is currently evaluating “share-agreement” structures and sales agreements with third parties.

The growth in this portfolio has maintained profitability at adequate levels, with revenues performing favorably. This is reflected in the positive results for leases that matured during the year, and the mark-to-market valuation of vehicles in the portfolio compared to their book value, amounting to €67 million at year-end 2016.

The coverage ratio remains high, at 328% compared to 337% in the previous year.

•Other USA businesses: Banco Santander Puerto Rico (BSPR) is a retail and commercial bank operating in Puerto Rico. Its lending stood at €3,843 million at year-end 2016, 4% of total lending in the USA. Santander Investment Securities (SIS), Nueva York, is dedicated to wholesale banking, with total lending at year-end 2016 of €1,459 million (2% of the USA total). Finally, Banco Santander International (BSI), Miami, focuses mainly on private banking. Its lending stood at €3,760 million at year-end 2016, 4% of total lending in the USA.

At an aggregate level, Santander USA’s lending increased by 1.1% compared to year-end 2015. Non-performing loans and cost of credit remained stable. This was due to the improved performance of SC USA’s Auto portfolios, following the implementation of new risk policies in the first quarter to improve the profile of new originations, and adjustments to the Oil & Gas sector in Santander Bank, in line with the industry. The NPL ratio stood at 2.28% (+15 basis points) at year end, with a cost of credit of 3.68% (+2 basis points).

Great progress has been made in projects related to existing regulatory commitments, particularly with regard to stress testing and CCAR (Comprehensive Capital Adequacy and Review) exercises, reducing the number of outstanding recommendations by 66%.

3.4. Brazil

Credit risk in Brazil amounts to €89,572 million, up 24.1% against 2015 and largely due to the strengthening of the Brazilian currency. Santander Brasil thus accounts for 10.5% of all Grupo Santander lending. It is adequately diversified and with a mainly retail profile (51.4% individuals, consumer finance and SMEs), without significant balances on mortgage portfolio.

The strategy focused on changing the mix used in recent years continued during 2016. Stronger growth was obtained in segments with a more conservative profile, fostering customer loyalty and digitalization at the same time. The individuals segment was marked by growth in the mortgage portfolio and the portfolio of payroll discount loans (marketed under the brand name Olé Consignado), commercial efforts aimed at the select segment, and by marketing campaigns to increase card exposure in the third quarter.

The NPL ratio stood at 5.90% at the end of 2016. Despite the economic situation, the outlook in Brazil is increasingly optimistic, as shown by the increase in confidence indicators and also inflation, which is converging towards the government's target range. As a result, the official interest rate (SELIC) has been reduced at recent meetings of the Monetary Policy Committee, after a period of increases. Nonetheless, the recovery could prove to be slower in terms of GDP and in employment, with direct impact on NPL entries/exists.

In view of this situation, Santander Brazil has implemented a series of measures to strengthen risk management. These measures focus both on improving the quality of new production and on mitigating the effects of the aforementioned adverse environment on the portfolio. This package of measures is based mainly on preventive management of arrears, thus anticipating possible further deterioration of customer balances. The highlights of the defensive measures included in the plan are as follows:

•Preventive management of delinquency, extended through the payroll discount model (“consignado”).

•Implementation of specific renegotiation products for different segments and products (Santander Financiamentos and real estate lending).

•Reduction of limits for high risk products and customers, and implementation of maximum indebtedness limits.

•Migration from revolving products to instalment repayment products

•Increased collateralization of the portfolio.

•Improved admission models, which are more accurate and predictive, and collection channels.

•More tailored treatment of the largest SMEs.

•Management of risk appetite by sectors, and restrictions on powers in the most critical sectors.

The coverage ratio stood at 93,1 % at 2016 year-end.

4.    Credit risk from other standpoints

4.1. Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group's customers.

As defined in Chapter of the CRR (Regulation (EU) No 575/2013), counterparty credit risk is the risk that the counterparty to a transaction could default before the final settlement of the transaction's cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities or commodities lending transactions, deferred settlement transactions and guarantee financing transactions.

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

The Group is subject to the regulation of “Large Exposures” contained in Part Four of CRR (Regulation (EU) No 575/2013), according to which an institution's exposure to a customer or group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. Additionally, in order to limit large exposures, an institution may not incur an exposure to a customer or group of connected customers the value of which exceeds 25% of its eligible capital, after taking into account the effect of the credit risk mitigation contained in the Regulation.

The regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 4.7% of outstanding credit risk with clients (lending plus balance sheet risks).

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitizations to optimize the risk-return relationship for the whole portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group's risk at December 31, 2016 is as follows:

	12/31/16 (*)
Millions of euros	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	223,198	29,476	84,547	95,128	14,047
Public sector	181,423	60,254	43,812	73,500	3,857
Of which:
Central government	155,921	47,229	34,628	70,280	3,784
Other central government	25,502	13,025	9,184	3,220	73
Other financial institutions (financial business activity)	80,135	14,306	35,007	28,881	1,941
Non-financial companies and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	336,026	88,252	96,717	137,257	13,800
Of which:
Construction and property development	29,463	5,066	5,628	18,597	172
Civil engineering construction	7,289	3,292	2,023	1,974	—
Large companies	205,992	48,715	57,986	86,929	12,362
SMEs and individual entrepreneurs	93,282	31,179	31,080	29,757	1,266
Households – other (broken down by purpose)	457,948	66,253	275,314	108,957	7,424
Of which:
Residential	296,342	47,611	208,842	39,575	314
Consumer loans	140,823	13,172	61,042	61,909	4,700
Other purposes	20,783	5,470	5,430	7,473	2,410
Total (*)	1,278,730	258,541	535,397	443,723	41,069

(*)    For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2016, the provisionable country risk exposure amounted to €181 million (2015: €193 million). The allowance recognized in this connection at 2016 year-end amounted to €29 million, as compared with €25 million at 2015 year-end.

The Group's country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

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

This criterion, which has been employed historically by the Group, differs in certain respects from that requested by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA's criteria do not include risk exposure to central banks, exposure to insurance companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public sector entities (including regional and local entities) in general, not only the central government public sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks' obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2016, 2015 and 2014, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	12/31/16
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for- sale	Loans and receivables	Held-to maturity investments	Total net direct exposure
Spain	9,415	23,415	11,085	1,978	45,893
Portugal	(58)	5,982	1,143	4	7,072
Italy	1,453	492	7	—	1,952
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(1,171)	751	79	—	(341)
United Kingdom	475	1,938	7,463	7,764	17,639
Poland	287	5,973	30	—	6,290
Rest of Europe	—	502	289	—	791
United States	1,174	3,819	720	—	5,713
Brazil	4,044	16,098	1,190	2,954	24,286
Mexico	2,216	5,072	3,173	—	10,461
Chile	428	2,768	330	—	3,525
Other American countries	134	497	541	—	1,172
Rest of the world	1,903	889	683	—	3,475
Total	20,300	68,197	26,732	12,701	127,930

(*)    Includes short positions.

In addition, at December 31, 2016 the Group had net direct derivative exposures the fair value of which amounted to €2,505 million and net indirect derivative exposures the fair value of which amounted to €2 million.

	12/31/15
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available- for-sale	Loans and receivables	Held-to maturity investments	Total net direct exposure
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10,007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	—	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890
Total	29,087	71,950	20,000	4,211	125,248

(*)    Includes short positions.

In addition, at December 31, 2015 the Group had net direct derivative exposures the fair value of which amounted to €2,070 million and net indirect derivative exposures the fair value of which amounted to €25 million.

	12/31/14
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for- sale	Loans and receivables	Total net direct exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
United Kingdom	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
United States	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Other American countries	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364
Total	26,284	71,194	22,205	119,683

(*)    Includes short positions.

In addition, at December 31, 2014 the Group had net direct derivative exposures the fair value of which amounted to €1,028 million and net indirect derivative exposures the fair value of which amounted to €5 million. Also, the Group did not have any exposure to held-to-maturity investments.

4.5. Social and environmental risk

Banco Santander fosters the protection, conservation and recovery of the environment and the fight against climate change. To do so, Santander analyses the social and environmental risks of its funding transactions in the framework of its sustainability policies. These policies were updated in late 2015 after a painstaking review process in which the best international practices and standards were taken into account).

During 2016, the Group went to great lengths to communicate and disseminate the new versions, coordination between the different teams was stepped up, and internal processes were improved to apply the new requirements of the social and environmental policies. Supporting documentation was developed for the business and risks teams, and a training course was given by external experts designed for the areas which take part in implementing the policies i sensitive sectors such as energy and soft commodities (related to the primary sector), and in other sectors such as mining-metals and chemicals. A total of 440 pupils from across the geographical spectrum in which the Group operates took part in the course

5.    Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

Credit risk management is organized around a sound organizational and governance model, with the participation of the board of directors and the executive risk committee, which establishes the risk policies and procedures, the limits and delegation of powers, and approved and oversees the framework of the credit risk function.

Exclusively within the field of credit risk, the credit risk control committee is the collegiate body responsible for credit risk oversight and control of the Group. The aim of the committee is to effectively control credit risk, ensuring and advising the Chief Risk Officer and the risk control committee that credit risk is managed in accordance with Group’s level of risk appetite approved by the board of directors, which includes identifying and monitoring current and emerging credit risk and its impact on the Group’s risk profile.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning

5.1. Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer's ability to meet its contractual obligations to the Group and to other creditors. This involves analyzing the customer's credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in both the wholesale segment SGCB – Santander Global Corporate Banking (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

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

5.2. Planning (Commercial Strategic Plan)

The purpose of this phase is to limit the risk levels assumed by the Group, efficiently and comprehensively.

The credit risk planning process serves to set the budgets and limits at portfolio level. Planning is carried out through the Strategic Commercial Plan (SCP), created as a joint initiative between the sales and risk areas.

Approval and monitoring is the responsibility of each entity's top executive risk committee. Validation and monitoring is performed at corporate level.

The PECs enable the map of all the Group's loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a three year horizon. The process involves the following main stages:

•	Definition of benchmark scenarios for the central or most likely (baseline scenario) and more stressed scenarios, which are less likely, but still possible (stress scenarios).
•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.
•

Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, provisions, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.
•	A series of controls and comparisons are run to ensure that the controls and back-testing are adequate, thus completing the process.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in gathering knowledge and in their decision making.

5.3. Establishment of limits, pre-classifications and pre-approvals

Limits are planned and established using documents agreed between the business and risk areas and approved by the executive risk committee or committees delegated by it, in which the expected business results, in terms of risk and return, are set out, together with the limits to which this activity is subject and management of the associated risks by group or customer.

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

•

Decisions requiring the analyst's authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

Credit derivatives are financial instruments whose main objective is to cover credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded in non-organized markets. Hedging with credit derivatives, mainly through credit default swaps, is contracted with front-line banks.

5.5. Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers' credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models. In the business and SME with assigned analyst model, the function consists, among other things, of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously monitoring indicators

Four degrees are distinguished depending on the level of concern about the observed circumstances (extinguish, secure, reduce, monitor). The inclusion of a position in one of these four levels does not mean that default has occurred, but rather that it is advisable to adopt a specific policy toward that position, establishing a responsible person and time frame for it. Customers classified in this way are reviewed at least every six months, and every quarter in the most serious cases. A company can be classified in one of these levels as a result of surveillance, a decision by the officer responsible for the customer, the triggering of the system established for automatic warnings, or internal audit reviews

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

Surveillance of the risks of individual customers, businesses and SMEs with a low turnover is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Measurement and control

As well as monitoring customer credit quality, Santander establishes the control procedures needed to analyze the current portfolio and its evolution, through the various phases of credit risk.

The function uses a comprehensive vision of credit risk to assess risks from various complementary perspectives, with the main elements being control by countries, business areas, management models, products, etc., facilitating early detection of points for specific attention, and preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of risk with respect to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

5.7. Recovery management

Recovery is a significant function within the sphere of the Group's risk management. This function is performed by the recovery and collection unit, which defines a global strategy and an integrated approach to recovery management.

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

In order to manage recovery properly, action is taken in four main phases irregularity or early non-payment; recovery of non-performing loans; recovery of write-offs; and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment, when the customer shows signs of impairment and ends when the debt has been paid or returned to normal. The function aims to anticipate non-compliance and is focused on preventative management

The current macroeconomic environment directly impacts the non-performance ratio and customer delinquency. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt collection and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within expected levels

The diverse features of our customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological component, while personalized management focuses on customers who, because of their profile, require a specific manager and more individualized management

Recovery activity has been aligned with the socio-economic reality of our countries and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and conditions, always ensuring, as a minimum, the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned early management mechanisms, in line with corporate policies, taking account of local realities and closely tracking vintages, stocks and performance. These policies are renewed and regularly adapted to reflect best management practices and regulatory changes.

As well as measures to adapt transactions to the customer’s payment capacity, another important feature is recovery management, which seeks non-judicial solutions to achieve early payment of debts.

One of the ways to recover debt from customers who have suffered a severe deterioration in their repayment capacity is through repossession (judicial or in lieu of payment) of the real estate assets that serve as collateral for the loans. In countries with a high exposure to real estate risk, such as Spain, very efficient sales management instruments have been put in place that enable capital to be recovered by the bank, reducing the stock on the balance sheet at a faster pace than other banks

Forborne loan portfolio

Forbearance is defined as the modification of the payment conditions of a transaction which allow a customer who is experiencing financial difficulties (current or foreseeable) to fulfil its payment obligations, on the basis that whether this modification was not to be made it would be reasonably certain that it would not be able to meet its financial obligations. The modification could be done in the same original transaction or through a new transaction which replaces the previous one. The aforementioned modifications are driven by concessions from the bank to the customer (concessions more favorable than those that are established in the market.

The Bank has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the financial institutions that form part of the Group. These share the general principles established in the new Bank of Spain circular 4/2016 and the technical criteria published in 2014 by the European Banking Authority, developing them in a more granular way on the basis of the level of customer impairment.

This policy sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. These forbearance principles:

•

Must be focused on recovery of the amounts due; must adapt the payment obligations to the customer’s actual situation; and must recognize a loss as soon as possible, if any amounts are deemed irrecoverable.

•	Forbearances may never be used to delay immediate recognition of losses or to hinder appropriate recognition of risks of default.
•	Further forbearance may also be granted if it is deemed appropriate in order to maximize recoveries, providing this does not in any way represent an incentive for non-payment by the customer.
•	Restructuring must always envisage maintaining existing guarantees and, if possible, improving them.
•

Forbearance decisions must be based on analysis of the transaction at a suitable level of the organization other than that which granted the initial transaction, or must be reviewed by a higher decisionmaking level or body.

Instances have been established for considering transactions to be experiencing financial difficulties, and therefore to be eligible for consideration for forbearance. Although the consideration of financial difficulties remains the responsibility of the analyst or manager, based on a number of risk indicators (high indebtedness, falling turnover, narrowing margins, impaired access to markets, operations included in a debt sustainability accord, risks relating to holders declared bankrupt with no liquidation filing, etc.), an operation can be considered for forbearance if it has been past due for more than 30 days at least once in the three months prior to the modification.

Classification criteria have also been defined for forborne transactions, in order to ensure risks are recognized appropriately. Transactions not classified as doubtful at the time of the forbearance are in general considered normal but under special surveillance. Those operations that remain classified as doubtful risk for not meeting the requirements for their reclassification to another category at the time of forbearance must fulfil a 12-month schedule of prudent payments, to ensure with reasonable certainty that the customer has recovered their payment capacity and is no longer doubtful.

The operation is no longer considered doubtful once this period has been completed, but remains subject to a trial period of special surveillance. This surveillance continues: whilst it is considered that the customer might still be experiencing financial difficulties; for at least two years; until the holder has paid all principal and interest outstanding from the date of the restructuring or refinancing; and providing that the holder has no other operations with amounts more than 30 days past due at the end of the trial period.

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

•

Customers subject to individual monitoring: the internal rating is an essential input in determining the probability of default. This rating is impacted by factors which are monitored regularly and must be updated at least once every six months for customers with forborne transactions.

At December 31, 2016, 37% of the forborne loan portfolio had undergone several modifications.

The following terms are used in Bank of Spain Circular 4/2016 with the meanings specified:

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

CURRENT REFINANCING AND RESTRUCTURING BALANCES

	12-31-2016
	Total							Of which: Non-performing/Doubtful
	Without real guarantee						Impairment							Impairment
	(a)		With real guarantee				of	Without real guarantee		With real guarantee				of
					Maximum amount of the		accumulated					Maximum amount of the		accumulated
					actual collateral that can		value or					actual collateral that can		value or
					be considered.		accumulated					be considered.		accumulated
Amounts in millions of euros except					Real	Rest of	losses in fair					Real	Rest of	losses in fair
number of operations that are in	Number of	Gross	Number of	Gross	estate	real	value due to	Number of	Gross	Number of	Gross	estate	real	value due to
units.	transactions	amount	transactions	amount	guarantee	guarantees	credit risk	transactions	amount	transactions	amount	guarantee	guarantees	credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	78	384	31	272	25	213	11	17	11	13	7	6	—	2
Other financial institutions and: individual shareholder	195	87	98	26	13	7	20	63	30	40	11	7	2	17
Non-financial institutions and individual shareholder	191,481	7,116	37,027	14,128	8,894	1,735	6,665	81,395	3,922	15,748	8,464	5,894	500	6,119
Of which: Financing for constructions and property development	644	151	3,299	4,368	3,325	97	1,933	412	98	2,570	3,598	2,656	22	1,903
Other warehouses	2,191,444	4,592	837,681	21,855	11,097	4,608	4,399	851,918	1,819	109,032	4,426	3,278	346	2,689
Total	2,383,198	12,179	874,837	36,281	20,029	6,563	11,095	933,393	5,782	124,833	12,908	9,185	848	8,827
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The transactions presented in the foregoing tables were classified at December 31, 2016 by nature, as follows:

•

Non-performing: Operations that rest on an inadequate payment scheme will be classified within the non-performing category, regardless they include contract clauses that delay the repayment of the operation throughout regular payments or present amounts written off the balance sheet for being considered irrecoverable.

•

Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also will be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:

a)	A period of a year must have expired from the refinancing or restructuring date.
b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalized.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2016 in the forborne loan portfolio:

Millions of euros	2016
Beginning balance	43,187
Refinancing and restructuring of the period	14,065
Memorandum item: Impact recorded in the income statement for the period	2,864
Debt repayment	(8,619)
Foreclosure	(802)
Derecognized from the consolidated balance sheet	(4,693)
Others variations	(5,773)
Balance at end of year	37,365

61% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (55% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 18% of the total forborne loan portfolio and 47% of the non-performing portfolio).

d)  Trading market and structural risk

1.    Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations.

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

•

Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group's exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

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

•

Underwriting risk. Underwriting risk arises as a result of an entity's involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

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

b.1) Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries in coordination with the Group's ALCO committee and are implemented by the financial management division. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group's economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.
•

Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidated and non-consolidated companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

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

2.    Trading market risk

The Group's trading risk profile remained moderately low in 2016, in line with previous years, due to the historical focus of the Group's activity on providing a service to its customers, the limited exposure to complex structured products and the diversification by geographical area and risk factor.

The standard methodology the Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR

The detail of the metrics risk related to the Group's balance sheet items as of December 31, 2016 is as follows:

		Main market risk metric
	Balance
	sheet
	amount	VaR	Other	Main risk factor for ‘Other’ balance
Assets subject to market risk	1,339,125	189,372	1,149,753
Cash and deposits at central banks	76,454		76,454	Interest rate
Trading portfolio	148,187	147,738	449	Interest rate, credit spread
Other financial assets at fair value	31,609	31,284	325	Interest rate, credit spread
Available-for-sale financial assets	116,774	—	116,774	Interest rate; equities
Investments	4,836	—	4,836	Equities
Hedging derivatives	10,377	10,350	27	Interest and exchange rates
Loans	854,472		854,472	Interest rate
Other assets financials[1]	35,531		35,531	Interest rate
Other non-financial assets[2]	60,885		60,885
Liabilities subject to market risk	1,339,125	157,098	1,182,027
Trading portfolio	108,765	108,696	69	Interest rate, credit spread
Other financial liabilities at fair value	40,263	40,255	8	Interest rate, credit spread
Hedging derivatives	8,156	8,147	9	Interest and exchange rates
Financial liabilities at amortised cost[3]	1,044,688		1,044,688	Interest rate
Provisions	14,459		14,459	Interest rate
Other financial liabilities	9,025		9,025	Interest rate
Equity	102,699		102,699
Other non-financial liabilities	11,070		11,070

1.	Includes adjustments to macro hedging, non-current assets held for sale, reinsurance assets, and insurance contracts linked to pensions and fiscal assets.
2.	Includes intangible assets, material assets and other assets.
3.	Macro-hedging adjustment.

VaR during 2016 fluctuated between €11.1 million and €32.9 million (€10.3 million and €31 million in 2015). The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2016 was €18.3 million very similar to the two previous years (€15.6 million in 2015).

VaR statistics and Expected Shortfall by risk factor

Million euros. VaR at 99% and ES at 97.5% with one day time horizon.

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order, in interest rates, equities, exchange rates and commodities. This is shown in the table below:

	2016					2015		2014
					ES
	VaR (99%)				(97.5%)	VaR		VaR
	Minimum	Average	Maximum	Latest	Latest	Average	Latest	Average	Latest
Total	11.1	18.3	32.9	17.9	17.6	15.6	13.6	16.9	10.5
Diversification effect	(3.6)	(10.3)	(20.9)	(9.6)	(9.5)	(11.1)	(5.8)	(13.0)	(9.3)
Interest rate	8.9	15.5	23.1	17.9	16.8	14.9	12.7	14.2	10.5
Equities	1.0	1.9	3.3	1.4	1.7	1.9	1.1	2.7	1.8
Exchange rate	3.3	6.9	13.3	4.8	4.9	4.5	2.6	3.5	2.9
Credit spread	2.4	4.2	7.4	3.3	3.6	5.2	2.9	9.3	4.6
Commodities	0.0	0.1	0.2	0.1	0.1	0.2	0.1	0.3	0.1

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2016 year-end, the Group had:

•

Hedge funds: the total exposure is not significant (€179.4 and 219,8 million at close of December 2016 and 2015) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund. Exposure has fallen compared with the previous year.

•

Monolines: the Santander Group’s exposure to bond insurance companies (monolines) was €49.5 million as of December 2016, mainly indirect exposure, €49 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is to double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non- payment by any of these insurance companies through a credit default swap). Exposure has fallen compared with the previous year.

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

Calibration and test measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric. This is set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc).

Santander calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio's positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day's net results, including the results of intra-day operations and those generated by fees and commissions.
•

Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day's net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group's treasury areas.

In the first case and for the total portfolio, there were four exceptions for Value at Earnings (VaE)5 at 99% in 2016 (days on which daily profit was higher than VaE) on February12 and 18, April 13 and June 24. These were caused primarily by major shifts in the exchange rates of the euro and US dollar against the Brazilian real and the interest rate curves for these currencies, together with a generalized increase in volatility in the markets as a result of Brexit.

There was also an exception to VaR at 99% (days on which the daily loss was higher than the VaR) on February 3, caused mainly, as in the above cases, by high exchange rate volatility, in this case of the euro and dollar against the Brazilian real.

The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

3.    Structural balance sheet risks6

6Includes the total balance sheet, except for financial assets and liabilities held for trading.

3.1. Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2016, in line with previous years.

Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general the structural VaR is not significant according to the assets amounts or Capital of the Group:

Structural VaR

Million euros, VaR at a 99% over a one day horizon.

	2016				2015		2014
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	717.8	869.1	990.6	919.2	698.5	710.2	718.6	809.8
Diversification effect	(288.0)	(323.3)	(399.5)	(315.7)	(509.3)	(419.2)	(364.1)	(426.1)
VaR interest rate*	242.5	340.3	405.8	323.3	350.0	264.2	539.0	493.6
VaR exchange rate	564.1	603.4	652.7	588.5	634.7	657.1	315.3	533.8
VaR equities	199.3	248.7	331.5	323.0	223.2	208.1	228.4	208.5

*Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, i.e. those of Spain, the UK and the US, in mature markets and against a backdrop of low interest rates, reported positive sensitivities of the market value of equity and of the net interest margin to interest rate rises.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of 2016, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the euro rate curves to €186 million, Sterling to €166 million, the US dollar to €140 million and the Polish zloty with €32 million, in all cases at risk of rate cuts.

At the same date, the main risk to the most relevant economic value of equity, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points in the worst-case scenario, was in the euro interest rate curve, at €3,736 million, followed by the US dollar at €341 million, the British pound at €59 million and the Polish zloty at €45 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

•	Latin America

The balance sheets are positioned, in terms of both value of equity and net interest margin, for falling interest rates, except in the case of the net interest margin in Mexico, since the country's excess liquidity is invested in local currency in the short term.

In 2016 the level of exposure in all countries continued to be moderate in relation to the annual budget and the amount of capital.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was concentrated in three countries: Brazil (€112 million), Chile (€37 million) and Mexico (€32 million).

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was also concentrated in Brazil (€489 million), Chile (€166 million) and Mexico (€113 million).

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

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged €340.3 million in 2016. It is important to note the high level of diversification between the Europe and United States balance sheets and those of Latin America.

Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group's operations in foreign currencies, and relates mainly to long-term investments, the results thereof and the hedges for both.

Foreign currency risk is managed dynamically, in order to limit the impact on the core capital ratio of exchange rate fluctuations. In 2016 the coverage levels of the core capital ratio by currency risk have remained around 100%.

At the end of 2016, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian reais, pounds sterling, US dollars, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage and control of the holding.

The equity portfolio available for the banking book at the end of 2016 was diversified in securities in various countries, mainly Spain, China, the USA, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors. Other sectors, to a lesser extent, are public administrations (stake in Sareb), professional, scientific and technical activities, the transport and storage sector and manufacturing industry.

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

Limit control system

For trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Group's risk appetite.

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

4.    Pensions and actuarial risks

4.1. Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund's assets and investments and the actuarial risks arising from the fund's liabilities, i.e. the pension obligations to its employees.

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
•

Surrender/lapse risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders' exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.
•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity's life liabilities.
•	Non-life liability risk: risk of loss due to changes in the value of non-life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:
•	Premium risk: loss arising from the lack of sufficient premiums to cater for claims that might be made in the future.
•	Reserve risk: loss arising from the lack of sufficient reserves for claims incurred but not settled, including the expenses arising from the management of such claims.
•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity's non-life liabilities.

d) Liquidity and funding risk

1.    Liquidity management

Structural liquidity management seeks to finance the Group's recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

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

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•

A solid organizational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local asset and liability committees (ALCO) in coordination with the global ALCO, which is the body empowered by Banco Santander’s board in accordance with the ALM corporate framework.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable funding sources, optimizing the impact of its cost on the income statement, both under ordinary circumstances and under stress.

•

Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products; the use of liquidity buffers and limited use of balance sheet assets, as well as complying with both regulatory metrics and other metrics included in each entity’s risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored

The Group develops the ILAAP, or internal liquidity adequacy process), an internal self-assessment process of the adequacy of liquidity which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as input for the SREP (Supervisory Review and Evaluation Process). The ILAAP shares the stress scenarios described above, with the Santander Group recording sound liquidity ratios in all of these

Funding strategy and evolution of liquidity in 2016

2.1. Funding strategy

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations, and, in particular, adapting the strategies of the subsidiaries to the increasingly demanding requirements of both markets and regulators.

In general terms, the approaches to funding strategies and liquidity management implemented by Santander subsidiaries are being maintained.

•	Maintaining adequate and stable medium and long-term wholesale funding levels.
•	Ensuring a sufficient volume of assets which can be discounted in central banks as part of the liquidity reserve.
•	Strong liquidity generation from the commercial business through lower credit growth and increased emphasis on attracting customer deposits

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits in a retail banking balance sheet. Customer deposits are the main source of the Group’s funding, representing around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 87% of net loans at the end of 2016.

•

Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component. Medium and long term wholesale funding accounts for 20%% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 40% senior debt, 30% securitizations and structured products with guarantees, 20% covered bonds, and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the strongest.

2.2. Evolution of liquidity in 2016

At the end of 2016, in comparison with 2015, the Group reported:

•

A stable ratio of credits over net assets (total assets minus trading derivatives and inter-bank balances) of 75%, similar to the level in recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 114%, within a very comfortable range (below 120%). This stability shows a balanced growth between assets and liabilities.
•	The ratio of customer deposits plus medium and long-term funding to lending was held at 114% in the year.
•	Reduced recourse to short-term wholesale funding. The ratio was around 3%, in line with previous years.
•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources - deposits, medium and long-term funding and capital - over structural liquidity needs - fixed assets and loans) rose in 2016, to an average of €151,227 million, unchanged on the end of the previous year.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

•	LCR (Liquidity Coverage Ratio)

Implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2016, the Group’s LCR ratio stood at 146%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio: Spain 134%, the UK 139%, Brazil 165%.

•	NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and will come into force on January 1, 2018.

In relation to this ratio, the Group benefits from a high weighting of customer deposits, which are more As regards this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. Taken together, this enabled Santander to maintain a balanced liquidity structure, with a high NSFR. This ratio stood at over 100% at the Group level and in most subsidiaries at al year-end 2016, even though this is not required until 2018.

Asset encumbrance

It is important to note the Group's moderate use of assets as security for structural balance-sheet funding sources.

Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reported Group information as required by the EBA at 2016 year-end is as follows:

On-balance-sheet encumbered assets

Thousands of millions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Credits and loans	210.2	725.0
Equity instruments	10.9	9.7
Debt securities	62.6	128.8
Other assets	19.5	172.5
Total assets	303.2	1,035.9

Encumbrance of collateral received

—
Thousands of millions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral receive	54.6	43.6
Credits and loans	—	—
Equity instruments	1.9	3.1
Debt securities	50.5	35.5
Other collateral received	2.2	5.1
Own debt securities issued other than own covered bonds or ABSs	—	4.1

Encumbered assets and collateral received and matching liabilities

Thousands of millions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	279.4	357.8

On-balance-sheet encumbered assets amounted to €303.2 thousand million, more than two-thirds of which are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to €54.6 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €357.8 thousand millions of encumbered assets, which give rise to €279.4 thousand millions of matching liabilities.

At December 31, 2016 total assets encumbered in funding transactions represented 25 % of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,437 thousand million at December 2016). Therefore, the ratio of encumbered assets in funding transactions remained at the same level as in 2014: the Group’s recourse to TLTROs in 2016 was offset by the maturity of secured debt (mainly mortgage-backed securities) that has been replaced by unsecured debt.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

47 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12 % of the expanded balance sheet under EBA standards.

•

The other 53 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

f)    Operational risk

1.    Definition and objectives

Following the Basel framework, Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The Group’s objective in controlling and managing operational risk is to identify, measure, evaluate, monitor, control, mitigate and communicate this risk.

The Group’s priority is thus to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analyzing exposure to OR helps to establish priorities in managing this risk.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the standardized approach provided for under the European Capital Requirements Directive.

2.    Operational risk management and control model

2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group's activities, products, processes and systems.
•	Define the target profile for the risk, specifying the strategies by unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof
•	Promote the involvement of all employees in the operational risk culture, through adequate training in all spheres and at all levels.
•	Measure and assess operational risk objectively, continuously and consistently with regulatory standards (BCBS, European Banking Authority, Single Supervisory mechanism, Bank of Spain) and the sector.
•	Continuously monitor operational risk exposure, and implement control procedures, improve the internal control environment and mitigate losses.
•	Establish mitigation measures that eliminate or minimize the risk.
•	Produce regular reports on operational risk exposure and its level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.
•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•

Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group's daily management, using the current technology and maximizing the automation of applications.

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

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

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

3.Mitigation measures

The Group uses the model to monitor the mitigation measures for the main risk sources which have been identified through the tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) used in OR management, and the preventive implementation of operational risk management and control policies and procedures.

Active mitigation management became even more important in 2016. A new governance model has been introduced, with the participation of the first line of defense and the operational risk control function, through which specialist business and support functions exercise additional control.

The most significant mitigation measures have been centered on improving the security of customers in their usual operations, the management of external fraud, continued improvements in processes and technology, and management of the sale of products and adequate provision of services.

Cybersecurity and data security plans

Throughout 2016, Santander continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind. One particularly noteworthy technical improvement has been in protection measures to cope with denial of service attacks

The Group has evolved its internal cyber-security model to reflect international standards (including, the US NIST - National Institute of Standards and Technology - framework), incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this new assessment model, individual in-situ analyses have been carried out in the main geographies to identify deficiencies and include them in the cyber-security Master Planst.

The Group’s organizational and governance structure for the management and control of this risk has also been beefed up. Specific committees have been set up and cyber-security metrics have been included in the Group’s risk appetite.

The Group’s intelligence and analysis function has also been reinforced, by contracting bank threat monitoring services.

Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors

Another good practice which has been continued is that local units take part in different coordinated cyber-exercises in the different countries with public bodies, and also carrying out internal cyber-security scenarios such as risk assessment mechanisms, and response capacity tests when faced with these kinds of events

In addition, observation and analytical assessment of the events in the sector and in other industries enables us to update and adapt our models for emerging threats

4.Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimize the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.
•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.
•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.
•	Protect the public image of, and confidence in, Grupo Santander.
•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2016, the Group continued to advance in implementing and continuously improving its business continuity management system. The methodology has been reviewed to include the definition of scenarios and plans to cope with emergency risks (such as cyber-risks), the reference policy for preparing IT contingency plans has been updated, and a control dashboard has been designed and deployed for monitoring the status of continuity plans in all geographies in which the Bank operates.

5.Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2016, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of individual transactions of each Treasury trader in order to detect anomalous behavior not aligned with the specific limits for each desk.
•

Improvement of the “Speachminer” tool, which enhances control over recordings and enables compliance with new record keeping requirements for monitoring communication channels, adapted to the requirements of new regulations.

•	Strengthening of controls on cancelling and modifying operations and calculation of the actual cost thereof, where these are due to operational errors.
•	Reinforcement of additional controls to detect and prevent irregular transactions (such as controls on triangular sales).
•	Formalization of IT procedures, tools and systems for cyber-security protection, prevention and training.
•	Review of specific procedure for control and governance of trading in remote books used in some geographies and applying the procedure to the rest
•

Development of the Keeping in B project. This involves a range of inter-disciplinary teams seeking to reinforce aspects relating to corporate governance, compliance with money laundering and credit risk controls and procedures, the architecture of financial and operational architecture, technological platforms, regulatory and organizational aspects and sufficiency of resources.

Lastly, it is important to note that the business is also undertaking a global transformation and evolution of its operational risk management model. This involves modernizing its technology platforms and operational processes to incorporate a robust control model, enabling a reduction of the operational risk associated with its business.

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

The role of insurance in operational risk management

Grupo Santander regards insurance as a key element in the management of operational risk. In 2016, the Group has continued to develop procedures with a view to achieving better coordination between the different functions involved in management cycle of insurance policies used to mitigate operational risk. Once the functional relationship between the own insurance and operational risk control areas is established, the primary objective is to inform the different first line risk management areas of the adequate guidelines for the effective management of insurable risk. The following activities are particularly important.

•	Identification of all risks in the Group that can be covered by insurance, including identification of new insurance coverage for risks already identified in the market.
•	Establishment and implementation of criteria to quantify the insurable risk, backed by analysis of losses and loss scenarios that enable the Group’s level of exposure to each risk to be determined.
•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.
•

Technical assessment of the protection provided by the policy, its costs and the elements retained in the Group (franchises and other elements at the responsibility of the insured) in order to make contracting decisions.

•	Negotiating with suppliers and award of contracts in accordance with the procedures established by the Group.
•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.
•	Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.
•	Close cooperation between local operational risk executives and local insurance coordinators to strengthen mitigation of operational risk.
•

Active involvement of both areas in the global insurance sourcing unit, the Group’s highest technical body for defining coverage strategies and contracting insurance, the forum for monitoring the risk insured (created specifically in each geography to monitor the activities mentioned in this section), the claim monitoring forum, and the corporate operational risk committee.

g)Compliance and conduct risk

1. Scope, mission, definitions and objective

The compliance and conduct function fosters the adherence of the Group to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community at large.

This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

Under the current corporate configuration of the three lines of defense in Grupo Santander, compliance and conduct was consolidated in 2016 as an independent second-line control function reporting directly and regularly to the board of directors and the committees thereof, through the GCCO (Group Chief Compliance Officer), who acts independently. The compliance and conduct function reports to the Chief Executive Officer (CEO). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

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

Other control functions (risks and audit) also take part in controlling these risks.

2. Control and supervision of compliance risks

According to the configuration of lines of defense in the Grupo Santander and, in particular, within this function, the first lines of defense have primary responsibility for managing this function’s risks, jointly with the business units that directly originate such risks and the compliance and conduct function. This is performed either directly or through assigning compliance activities or tasks.

The function is also responsible for setting up, promoting and ensuring that the units begin to use the standardized frameworks, policies and standards applied throughout the Group. A number of different initiatives have been launched along these lines in 2016 throughout the Group, and they have been monitored and controlled.

The GCCO is responsible for reporting to Santander’s governance and management bodies, and must also advise and inform, as well as promote the development of the function, in accordance with the annual plan. This is independently of the vice chairman of risks’ and the GCRO’s other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

In 2016, the new compliance and conduct model was rolled out at the corporate level, and started to be developed in the main Group units and countries, providing the basic components for these risks to be managed (frameworks and policies for prevention of money laundering and terrorism financing, governance of products and services and consumer protection, regulatory compliance, reputational risk, etc.) and ensuring that other risks are duly covered by the appropriate units (codes of conduct, responsible financing policies, etc.). The pertinent governance, control and oversight systems are established for this purpose.

Furthermore, Internal audit - as part of its third-line of defense functions - performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

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

The corporate frameworks for the compliance function are as follows:

•	General compliance framework.
•	Product and service marketing framework.
•	Anti-money laundering and terrorist financing framework

These corporate frameworks are developed in the Grupo Santander’s internal governance and are consistent with the Parent-subsidiary relationship model. The framework for marketing of products and services and consumer protection was brought together in a single document in 2016, to improve the integration of these areas and simplify their management.

The General Code of Conduct enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, it is supplemented in certain matters by the rules found in codes and internal rules and regulations.

In addition to the frameworks mentioned, the General Code of Conduct also establishes:

•	Compliance functions and responsibilities in this field.
•	The rules governing the consequences of non-compliance with it.
•	A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

The compliance and conduct function, under the supervision of the risk, supervision, regulation and compliance committee (RSRCC), is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the board is the owner of the Code and the corporate frameworks that implement it.

3. Governance and organizational model

A global transformation process - TOM - was carried out in 2016, in accordance with the mandate entrusted to the compliance and conduct function by the board. The scope and targets of this model were defined in the first phase. In 2016, the model was deployed in the corporation, and the Group also launched an assessment and development process in the main Group units, seeking to ensure that the compliance and conduct function is in line with the best standards in the financial sector by the end of 2018.

It is also important to note the coordination with the risk function and, in particular, with the operational risk function, which, through risk governance, fosters a global overview of all the Group’s risks. It also reports to the board and its committees.

3.1. Governance and corporate model

The following corporate committees - each of which has a corresponding local replica - are collegiate bodies with compliance competencies:

•	The regulatory compliance committee is the regulatory compliance collegiate body. It has the following key functions:
•	Controlling and overseeing regulatory compliance risk in the Group, as a second line of defense.
•	Defining the regulatory compliance risk control model in the Group and validating the annual work plans of the different local units.
•	Assessing proposed regulatory compliance programs, or modifying them, for presentation to the compliance committee and, subsequently, the board of directors for approval.
•	The marketing committee is the collegiate governance body for the approval of products and services. It has the following key functions:
•	Validating new products or services proposed by the parent company or by any subsidiary/Group unit, prior to their launch.
•	Establishing the marketing risk control model in the Group, including risk assessment indicators, and proposing the marketing risk appetite to the compliance committee.
•

Establishing interpretation criteria and approving the reference models to develop the corporate product and service marketing and consumer protection framework, and its rules, and to validate the local adaptations of those models.

•

Assessing and deciding which significant marketing questions might pose a potential risk for the Group, depending on the authorities granted or the powers which have to be exercised by legal obligation.

•

The monitoring and consumer protection committee is the Group’s collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues in all Group units. It has the following key functions:

•

Monitoring the marketing of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

•	Monitoring the common claim measurement and reporting methodology, based on root-cause analysis, and the quality and sufficiency of the information obtained.

•	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection within the Group.
•	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in marketing and consumer protection in a transversal way across the Group.
•	The anti-money laundering/combating financing of terrorism committee is the collegiate body in this field. It has the following key functions:
•	Controlling and overseeing anti-money laundering/combating financing of terrorism (AML/CFT) risk in the Group, as a second line of defense.
•	Defining the AML/CFT risk control model in Santander.
•	Considering corporate AML/CFT framework proposals for escalation to the compliance committee, and updates of that framework.
•	Considering and analyzing local adaptations and validating them, as the case may be.
•

The compliance committee. In 2016, in order to reinforce function governance, the functions and objectives of these committees have been aligned, to bring them in line with the Group governance model, including its actions in the compliance committee, which is the higher-level collegiate body of the compliance and conduct function and which combines the objectives of these committees:

•	Monitoring and assessing compliance and conduct risk which could impact on Grupo Santander, as the second line of defense:
•	Proposing updates and modifications to the general compliance framework and corporate function frameworks for ultimate approval by the board of directors.
•	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.
•	Setting up and assessing corrective measures when risks of this kind are detected in the Group, either due to weaknesses in established management and control, or due to new risks appearing.
•	Monitoring new regulations which appear or those modified, and establishing their scope of application in the Group, and, if applicable, the adaptation or mitigation measures necessary.

3.2. Organizational model

Derived from the aforementioned transformation program (TOM) and with the objective of attaining an integrated view and management of the different compliance and conduct risks, the function is structured using a hybrid approach in order to merge specialized risks (vertical functions) with an aggregated and homogenized overview of them (transversal functions).

4. Regulatory compliance

Control and supervision of regulatory compliance risk in events related to employees, organizational aspects, international markets and securities markets, developing policies and rules and ensuring compliance by units.

5. Product governance and consumer protection

As a result of the transformation of the compliance function into its new TOM, the former reputational risk Management, control and supervision of governance of products and services in the Group, and risks relating to marketing conduct with customers, consumer protection, and fiduciary and custody risk for financial instruments, developing specific policies and regulations in this regard.

6. Prevention of money laundering and of terrorist financing

Management, control and supervision of the application of the anti-money laundering and terrorist financing framework, coordinating analysis of local and Group information to identify new risks that might attract domestic or international sanctions. Analysis of new suppliers and participants in corporate transactions for approval and ensuring units comply with the rules and policies established in this regard, consolidating the global vision of these risks in the Group and global trends.

7. Reputational risk

Development of the control and supervision model for reputational risk, through early detection and prevention of events, and mitigation of any potential impact on the Group’s reputation for employees, customers, shareholders, investors and society in general.

8. Compliance risk assessment model and risk appetite

The Group sets out the type of compliance and conduct risks that it is not willing to incur - for which it does not have a risk appetite - in order to clearly reduce the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance risk is organized in a homogeneous way in units, by establishing a common methodology, which consists of setting a series of compliance risk indicators and assessment matrices which are prepared for each local unit.

As in previous years, the compliance and conduct function carried out a regulatory risk assessment exercise in 2016 focused on the Group’s main units. This exercise is performed every year, using a bottom-up process. The first lines of the local units identify the inherent risk of all rules and regulations applicable to them, and once they have assessed how consistent controls upon them are, they determine the residual risk of each entity, and set up, as the case may be, the appropriate action plans. Actions plans have been designed to offset the risks identified in this risk assessment. These are monitored on a quarterly basis, unit by unit.

In accordance with the new TOM, the different indicators of the different compliance and conduct risks have been reviewed in 2016. Furthermore, a convergence plan has been established, with the assistance of the risk function to integrate the global overview of non-financial risks into a common tool called Heracles.

With this purpose, compliance and conduct proposed the risk appetite to the board of directors in July 2016, through its governance bodies and those of risks. The board of directors approved the proposal, and that risk appetite is currently being developed and implemented in the Group’s units

Also as part of the TOM development, the taxonomy of the different types of compliance and conduct risk has been reviewed, in coordination with the risk function, so that such risks can be clearly identified.

h)Model risk

The Group has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular. A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and cases. By simplifying in this way, we can focus our attention on the specific aspects which are considered to be most important to apply a certain model.

Using models implies model risk, which is defined as the potential negative consequences arising from decisions based on the results of incorrect, inadequate models or models used in an inappropriate way.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.
•	The misuse of the model.

The materialization of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Group’s reputation.

The Group has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk, within the Risk Division.

The function is deployed at the corporation and also at each of the Group’s main entities. This function is governed by the model risk framework, a common control framework throughout the Group with details concerning questions such as organization, governance, model management and model validation, According to internal regulations in force, the models committee is largely responsible for authorizing the use of models.

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

1.- Identification

As soon as a model is identified, it is necessary to ensure that it is included in the control of the model risk.

One key feature of proper management of model risk is a complete exhaustive inventory of the models used.

The Group has a centralized inventory, created on the basis of a uniform taxonomy for all models used at the various business units. The inventory contains all relevant information on each of the models, enabling all of them to be properly monitored according to their relevance. The inventory enables transversal analyses to conducted on the information (by geographic area, types of model, importance etc.), thereby easing the task of strategic decision-making in connection with models.

2.- Planning

All figures who take part in the model life cycle play a role in this phase (owners and users, developers, validators, data suppliers, technology, etc.), agreeing on and setting priorities regarding the models which are going to be developed, reviewed and implemented over the course of the year.

This planning takes place once a year at each of the Group’s main entities, and is approved by local governance bodies, and validated by the corporation.

3.- Development

This is the model’s construction phase, based on the needs set out in the Models Plan and the information furnished to this end by the specialists.

Most of the models used by the Santander Group are developed by internal methodology teams, though some models are also outsourced from external providers. In both cases, the development must take place using common standards for the Group, and which are defined by the corporation. By this means, we can assure the quality of the models used for decision-making purposes.

4.- Independent validation

Internal validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of Grupo Santander’s model risk.

Hence, a specialist unit is in place which is totally independently of both developers and users, draws up a technical opinion of the suitability of internal models to their purposes, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion takes the form of a rating which summarizes the model risk associated with it.

The internal validation encompasses all models under the scope of model risk control, from those used in the risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provisions models, stress tests, etc.), up to types of models used in different functions to help in decision making.

The scope of validation includes not only the more theoretical or methodological aspects, but also IT systems and the data quality they allow, which determines their effectiveness. In general, it includes all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

5.- Approval

This is the phase during which the newly developed model is implemented in the system in which it will be used. As indicated above, this implementation phase is another possible source of model risk, and it is therefore essential that tests be conducted by technical units and the model owners to certify that it has been implemented pursuant to the methodological definition and functions as expected

6.- Deployment and use

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.- Monitoring and control

Models have to be regularly reviewed to ensure that they function correctly and are adequate for the purpose for which they are being used, or, otherwise, they must be adapted or redesigned.

Also, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and related internal regulations.

i)Strategic risk

For the Group, strategic risk is one the risks considered to be transversal, and there is a strategic risk control and management model which is used as a reference for Group subsidiaries. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

Strategic risk is the risk which is associated with strategic decisions and with changes in the entity’s general conditions, which have an important impact on its business model in both the mid and long term.

The entity’s business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank’s objectives each year and for the next three years at least.

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

Lastly, in addition to the three components above, strategic risk management and control also takes into account other risks which may not be of a strategic origin (credit, market, operational, compliance risks, etc.) but which could cause a significant impact or affect the entity’s strategy and business model. These risks are identified, assessed and managed through the corporate Risk Identification & Assessment exercise jointly by the business areas and the risks areas of the bank. This identifies the "Top Risks", which are regularly reported to the bank’s senior management in a manner that enables them to be adequately monitored and mitigated.

j)Capital risk

Santander defines capital risk as the risk that the Group or some of its companies do not have the amount and/or quality of sufficient equity to meet the minimum regulatory requirements set for operating as a bank, to fulfil the market’s expectations about its/their credit solvency and support business growth and the strategic possibilities they present, in accordance with the strategic plan.

Capital management and adequacy in the Group are conducted using an all-encompassing approach, seeking to guarantee the solvency of the entity, comply with regulatory requirements and obtaining the highest possible profitability. It is determined by the strategic targets and the risk appetite marked by the board of directors. With this purpose in mind, a series of policies are defined, reflecting the Group’s approach to capital management:

•

Establish adequate capital planning which can be used to cover current needs and to provide the own funds needed to cover the needs of business plans, regulatory demands and associated short and mid term risks, maintaining the risk profile approved by the board

•	Ensure that under stress scenarios, the Group and its companies have sufficient capital to cover needs arising from the increased risks due to worsening macroeconomic conditions

•

Optimize use of capital through adequate capital allocation to businesses based on relative return on regulatory and economic capital, taking into account risk appetite, its growth and strategic targets

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

In late 2016, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2017, at the consolidated level, Grupo Santander has to maintain a minimum capital ratio of 7.75% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.25% for the capital conservation buffer, and 0.50% as a Global Systemically Important Entity). Grupo Santander must also maintain a minimum Tier 1 phase-in capital ratio of 9.25%, and minimum total phase-in capital of 11.25%.

The Group is working towards its goal of having a CET1 fully loaded ratio of 11% by 2018.

1.Regulatory framework

In December 2010, the Basel Committee on Banking Supervision published a new global regulatory framework for international capital requirements (Basel III). This reinforced the requirements set out in the earlier Basel I, Basel II and Basel 2.5 regulations, enhancing the quality, consistency and transparency of the capital base and improving risk coverage. The Basel III legal framework was incorporated into European regulations on June 26, 2013 through Directive 2013/36 (hereinafter, CRD IV), which repealed Directives 2006/48 and 2006/49 and Regulation 575/2013, on prudential requirements for credit institutions and investment firms (hereinafter, CRR).

CRD IV was introduced into Spanish law through Act 10/2014, on the ordering, supervision and solvency of credit institutions, and its subsequent regulatory implementation through Royal Decree Act 84/2015 and Bank of Spain Circular 2/2016, which completed the adaptation of the Spanish legislative framework. This Circular repealed most of Circular 3/2008 (which continued to apply to aspects of Circular 5/2008 on minimum own funds and mandatory information for mutual guarantee societies), on the determination and control of own funds; and a section of Circular 2/2014, on the exercise of various regulatory provisions set down in the CRR. The CRR is directly applicable in Member States from January 1, 2014 and repeals lower-ranking standards that entail additional capital requirements.

The CRR provides for a phase-in period that will allow institutions to adapt gradually to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014. The phase-in affects both the new deductions from capital and the instruments and elements of capital that cease to be eligible as capital under the new regulations. The capital conservation buffers provided for in CRD IV will also be phased in gradually, starting in 2016 and reaching full implementation in 2019.

The Basel regulatory framework is based on three pillars: Pillar I determines minimum eligible capital, allowing the possibility of using internal models and ratings to calculate risk-weighted exposures. The idea is that regulatory requirements should be more sensitive to risks actually borne by entities when carrying out their business activities. Pillar II establishes a supervisory review system to improve internal management of risks and self-assessment of capital adequacy based on risk profile. Lastly, Pillar III defines elements relating to information and market discipline.

On November 23, 2016 the European Commission published a draft of the new CRR and CRD IV, including different standards to those used by Basel, such as the Fundamental Review of the Trading Book for market risk, the Net Stable Funding Ratio for liquidity risk and the SA-CCR for calculating EAD for counterparty risk. It also introduced changes to the treatment of central clearing counterparties, the MDA (Maximum distributable amount), Pillar II and the leverage ratio. One of the most significant developments was the implementation of the TLAC Term Sheet issued by the FSB (Financial Stability Board) for capital, such that systemic entities have to comply with TLAC requirements in Pillar I, whilst non-systemic entities only have to comply with the MREL in Pillar II, as the resolution authority decides on a case by case basis.

For more detail on the regulatory novelties produced throughout the year, see the Report with Prudential Relevance, section 1.3.1.1.

In 2016, the European Banking Authority carried out a transparency exercise, in which it published capital and solvency information and details for sovereign positions at December 2015 and June 2016 for 131 banks in 24 European countries. This exercise has been aimed at promoting transparency and knowledge about European banks’ capital and solvency data, thereby enhancing market discipline and financial stability in the EU. The results demonstrate the Group’s sound capital position and solvency, and show that it is ahead of its peers in many of the main metrics.

Lastly, the ECB Supervisory Board has launched the Targeted Review of Internal Models (TRIM) exercise, which is aimed at restoring its credibility, homogenizing discrepancies in capital requirements that are not due to the risk profile of exposures, and standardizing supervisory practices through better knowledge of models. This review affects 70 entities at European level and approximately 2,000 models; it is going to be developed in 2016, 2017 and 2018 with different intermediary milestones.

2.Regulatory capital

In 2016, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 10.55% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Thousands of Euros
Reconciliation of accounting capital with regulatory capital	31 Dec 2016
Subscribed capital	7,291,170
Share premium account	44,912,482
Reserves	49,243,853
Treasury shares	(6,714)
Attributable profit	6,204,188
Approved dividend	(1,666,652)
Shareholders’ equity on public balance sheet	105,978,327
Valuation Adjustments	(15,039,194)
Non-controlling interests	11,760,770
Total equity on public balance sheet	102,699,903
Goodwill and intangible assets	(28,405,092)
Eligible preference shares and participating securities	6,469,083
Accrued dividend	(802,104)
Other adjustments (*)	(6,252,932)
Tier I (Phase-in)	(73,708,859)

(*) Fundamentally for non-computable non-controlling interests and other deductions and reasonable filters in compliance with CRR.

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

2016
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	73,709
Level 1 additional eligible capital (millions of euros)	—
Level 2 eligible capital (millions of euros)	12,628
Risks (millions of euros)	588,088
Level 1 ordinary capital coefficient (CET 1)	12.53%
Level 1 additional capital coefficient (AT1)	—
Level 1 capital coefficient (TIER1)	12.53%
Level 2 capital coefficient (TIER 2)	2.15%
Total capital coefficient	14.68%

On February 3, 2016, the European Central Bank authorized the use of the Alternative Standard approach for the calculation of the capital requirements at a consolidate level derived from operational risk in Banco Santander (Brazil), S.A. The impact of the aforementioned authorization on the group risk weighted assets (‑7,836) and, consequently, on their capital ratio, were not taken into account in the information published on January 27, 2016.

Thousands of euros
Eligible capital	31 Dec 2016
ELIGIBLE CAPITAL
Common Equity Tier I	73,708,859
Capital	7,291,170
(-) Treasury shares and own shares financed	(9,799)
Share premium	44,912,482
Reserves	49,233,524
Other retained earnings	(14,924,287)
Minority interests	8,018,330
Profit net of dividends	3,735,436
Deductions	(24,547,997)
Goodwill and intangible assets	(21,585,371)
Others	(2,962,626)
Additional Tier I	—
Eligible instruments AT1	6,469,083
T1 excesses - subsidiaries	350,637
Residual value of intangibles	(6,819,721)
Deductions	—
Tier II	12,628,041
Eligible instruments AT2	9,038,877
Gen. Funds and surplus loans loss prov. IRB	3,492,850
T2 excesses - subsidiaries	96,314
Deductions	—
TOTAL ELIGIBLE CAPITAL	86,336,900

Note: Santander Bank and its affiliates had not taken part in any State aid programs.

Model roll-out

As regards credit risk, the Group continued its plan to implement Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities, as well as by the need for coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same, as is the case in Europe via the Capital Directive. However, in other jurisdictions, the same process is subject to the cooperation framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorization for the use of advanced models on a consolidated basis.

The Group currently has supervisory authorization to use advanced approaches for calculating the regulatory capital requirements for credit risk of the parent bank and its main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile, Scandinavia (Sweden, Finland, Norway), France and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. During 2016, the Portugal IFIC portfolios were authorized, and we a awaiting completion of the supervisory validation process for the Chile institutions and sovereigns, Santander Consumer Germany mortgages and most of its revolving products and PSA UK retail, dealers and fleets.

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. In February 2016, the European Central Bank authorized the use of the alternative standard approach to calculate capital requirements at consolidated level in Banco Santander Brazil.

As for the other risks expressly considered in Basel Pillar I, in market risk this year the Group received permission to use its internal model in the treasury trading activity in the UK, in addition to those already authorized in Spain, Chile, Portugal and Mexico.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of January 17, 2015, which was aimed at harmonizing calculation criteria with those specified in the BCBS Basel III leverage ratio framework and disclosure requirements document.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).
•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.
•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.
•	A charge for the potential risk of security funding transactions.
•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).

Millions of Euros	12‑31‑2016
Leverage
Level 1 Capital (millions of euros)	73,709
Exposure (millions of euros)	1,364,889
Leverage Ratio	5.40%

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).

This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1%), in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.

The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

3.Economic capital

Economic capital is the capital needed, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long-term rating objective of “A” (two notches above Spain’s rating), which means a confidence level of 99.95% (above the regulatory level of 99.90%) for calculating capital requirements.

The measurement of Santander’s economic capital model includes all the significant risks incurred by the Group in its operations (risk of concentration, structural interest, business, pensions and others beyond the sphere of Pillar 1 regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational nature and many businesses, in order to determine the global risk profile and solvency.

Economic capital is a key tool for the internal management and development of the Group’s strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the internal capital adequacy assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios. By using this planning, the Group ensures that it meets its solvency objectives even under adverse economic scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on the basis of risk, evaluating the economic viability of projects, units and lines of business, with the overriding objective of maximizing the generation of shareholder value.

As a homogeneous measurement of risk, economic capital can be used to explain the risk distribution throughout the Group, reflecting comparable activities and different types of risk in a metric.

RORAC and value creation

Grupo Santander has been using the RORAC methodology in its credit risk management since 1993 in order to:

•

Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Measurement of the Group units’ management, using budgetary tracking of capital consumption and RORAC.
•	Analyze and set prices in the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for- like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximizing the creation of value, the ultimate aim of the Group’s senior management.

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

4.Capital planning and stress tests

Capital stress tests have become particularly important as a dynamic evaluation tool of the risks and solvency of banks. It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but plausible. Thus, It is necessary to have robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence a bank’s solvency.

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

The goal of the internal process of stress and capital planning is to ensure sufficient current and future capital, including when facing adverse though plausible economic scenarios. Starting from the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the envisaged results are estimated for different business environments (including severe recessions as well as “normal” macroeconomic situations), and the Group’s solvency ratios are obtained for a period of usually three years.

This process provides a comprehensive view of the Group’s capital for the time frame analyzed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The entire process is carried out with the maximum involvement and under the close supervision of senior management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, under a framework that ensures that the governance is the suitable one and that all elements that configure it are subject to adequate levels of challenge, review and analysis.

It should be noted that this internal capital planning and stress process is conducted transversally across the entire Group, not only at consolidated level, but also locally at the various units composing the Group. These units use the capital planning and stress process as an internal management tool and to respond to their local regulatory requirements

Throughout the 2008 economic crisis, Grupo Santander was submitted to six stress tests which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. All of them, thanks mainly to the business model and geographic diversification in the Group, showed that Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

55.Other Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2016, 2015 and 2014

CONDENSED BALANCE SHEETS (Parent company only)	December 31, 2016	December 31, 2015	December 31, 2014
	(Millions of Euros)
Assets
Cash and due from banks	49,979	63,790	54,067
Of which:
To bank subsidiaries	11,442	10,471	7,911
Trading account assets	70,437	79,474	83,116
Investment securities	45,702	54,807	58,427
Of which:
To bank subsidiaries	8,326	12,191	14,164
To non-bank subsidiaries	3,662	2,978	6,469
Net Loans and leases	195,532	200,046	203,408
Of which:
To non-bank subsidiaries	35,085	36,204	35,139
Investment in affiliated companies	80,614	80,822	80,275
Of which:
To bank subsidiaries	63,210	68,681	68,135
To non-bank subsidiaries	17,404	12,141	12,140
Premises and equipment, net	1,834	1,781	1,770
Other assets	17,146	17,554	17,689
Total assets	461,244	498,274	498,752

Liabilities
Deposits	265,565	277,058	258,311
Of which:
To bank subsidiaries	19,179	18,365	14,770
To non-bank subsidiaries	40,082	43,954	50,662
Short-term debt	19,110	36,353	48,645
Long-term debt	34,499	41,248	48,596
Total debt	53,609	77,601	97,241
Of which:
To bank subsidiaries	-	770	1,397
To non-bank subsidiaries	14,062	17,310	14,160
Other liabilities	78,835	81,756	88,237
Total liabilities	398,009	436,415	443,789

Stockholders' equity
Capital stock	7,291	7,217	6,292
Retained earnings and other reserves	55,944	54,642	48,671
Total stockholders' equity	63,235	61,859	54,963

Total liabilities and Stockholders’ Equity	461,244	498,274	498,752

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2016, 2015 and 2014.

CONDENSED STATEMENTS OF INCOME (Parent company only)
	December 31, 2016	December 31, 2015	December 31, 2014
	(Millions of Euros)
Interest income
Interest from earning assets	6,023	6,948	8,701
Dividends from affiliated companies	3,459	3,235	2,249
Of which:
From bank subsidiaries	2,686	2,786	1,929
From non-bank subsidiaries	773	449	320
	9,482	10,183	10,950
Interest expense	(3,113)	(3,582)	(5,242)
Interest income / (Charges)	6,369	6,601	5,708
Provision for credit losses	(528)	(1,002)	(1,892)
Interest income / (Charges) after provision for credit losses	5,841	5,599	3,816
Non-interest income:	3,403	3,268	5,010
Non-interest expense:	(7,115)	(6,836)	(7,815)
Income before income taxes	2,129	2,031	1,011
Income tax expense	352	246	424
Net income	2,481	2,277	1,435

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2016, 2015 and 2014:

CONDENSED STATEMENTS OF
COMPREHENSIVE INCOME (Parent company only)	December 31, 2016	December 31, 2015	December 31, 2014
	(Millions of Euros)

NET INCOME	2,481	2,277	1,435
OTHER COMPREHENSIVE INCOME	364	(356)	603
Items that may be reclassified subsequently to profit or loss	439	(293)	817
Available-for-sale financial assets:	619	(416)	1,308
Revaluation gains/(losses)	830	34	2,154
Amounts transferred to income statement	(211)	(450)	(846)
Other reclassifications	-	-	-
Cash flow hedges:	4	(1)	(20)
Revaluation gains/(losses)	4	(1)	(20)
Amounts transferred to income statement	-	-	-
Amounts transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Hedges of net investments in foreign operations:	-	(1)	(111)
Revaluation gains/(losses)	-	(1)	(111)
Amounts transferred to income statement	-	-	-
Other reclassifications	-	-	-
Exchange differences:	-	-	-
Non-current assets held for sale:	-	-	-
Income tax	(184)	125	(360)
Items that will not be reclassified to profit or loss:	(75)	(63)	(214)
Actuarial gains/(losses) on pension plans	(106)	(90)	(302)
Income tax	31	27	88
TOTAL COMPREHENSIVE INCOME	2,845	1,921	2,038

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2016, 2015 and 2014.

CONDENSED CASH FLOW STATEMENTS
(Parent company only)	December 31, 2016	December 31, 2015	December 31, 2014
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	2,481	2,277	1,435
Adjustments to profit	1,245	3,081	4,602
Net increase/decrease in operating assets	36,393	(2,367)	22,648
Net increase/decrease in operating liabilities	(36,632)	(4,585)	21,239
Reimbursements/payments of income tax	151	(21)	353
Total net cash flows from operating activities (1)	3,638	(1,615)	4,981

2. Cash flows from investing activities
Investments (-)	(4,419)	(2,149)	(7,028)
Divestments (+)	7,249	1,696	1,508
Total net cash flows from investment activities (2)	2,830	(453)	(5,520)

3. Cash flows from financing activities
Issuance of own equity instruments	-	7,500	-
Disposal of own equity instruments	957	2,240	2,833
Acquisition of own equity instruments	(943)	(2,224)	(2,753)
Issuance of debt securities	2,346	2,849	4,102
Redemption of debt securities	(5,333)	(935)	(6,074)
Dividends paid	(2,308)	(1,498)	(909)
Issuance/Redemption of equity instruments	-	-	-
Other collections/payments related to financing activities	-	(72)	(173)
Total net cash flows from financing activities (3)	(5,281)	7,860	(2,974)

4. Effect of exchange rate changes on cash and cash equivalents (4)	289	(496)	(570)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	1,476	5,296	(4,083)
Cash and cash equivalents at beginning of period	14,159	8,863	12,946
Cash and cash equivalents at end of period	15,635	14,159	8,863

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
		(Millions of Euros)
Preference shares	413	449	739
Preferred securities	6,916	6,749	6,239
Total at period-end	7,329	7,198	6,978

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2016, 2015 and 2014. Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. At December 31, 2016, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of €1,500 million, USD 1,500 million and €1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

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

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees (see Note 23 and Appendix III), and are described in the table below:

	Outstanding at December 31, 2016
		Amount in
Preference Shares		currency		Redemption
Issuer/Date of issue	Currency	(million)	Interest rate	Option (1)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222% (2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.30%	May 15, 2011

	Outstanding at December 31, 2016
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date

Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25% (3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375% (4)	Perpetuity
September 2014	Euro	1,500.0	6.250% (5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	306.9	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.7	2.0%	Perpetuity
March 2009	Euro	8.6	2.0%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	39.5	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Abbey National Plc, June 2015	Pounds Sterling	650.0	7.38%	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

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

(*) Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:

•Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•Santander Issuances, S.A. is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the subordinated debt (with one issuance of 1,500 million USD, issued in November 2015 and listed in United States). No other subsidiary of the Bank guarantees such securities.

•Santander US Debt, S.A. (Sociedad Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the senior debt (not listed in United States). No other subsidiary of the Bank guarantees such securities.

Appendix I

Subsidiaries of Banco Santander, S.A. (1)—

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

2 & 3 Triton Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited (b)	UK	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
A&L Services Limited (b)	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	UK	—	(a)	—	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Abbey Covered Bonds LLP	UK	—	(a)	—	—	SECURITIZATION
Abbey National Beta Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Business Office Equipment Leasing Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Nominees Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Abbey National North America Holdings Limited (b)	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Pension (Escrow Services) Limited (b)	UK	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services plc	UK	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Abbey Stockbrokers Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	49.50%	100.00%	100.00%	HOLDING COMPANY
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
AKB Marketing Services Sp. z.o.o. w likwidacji (b)	Poland	0.00%	81.65%	100.00%	100.00%	MARKETING
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Aljarafe Golf, S.A. (b)	Spain	0.00%	89.41%	89.41%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Cash Solutions Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Personal Finance Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Amazonia Trade Limited	UK	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

AN (123) Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E—COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E—COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES
Arcaz - Sociedade Imobiliária Portuguesa, Lda. (b)	Portugal	0.00%	99.90%	100.00%	—	PROPERTY
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE
Atlantes Azor No. 1	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Azor No. 2	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 2	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 4	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 5	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 7	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No.1 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No.1 plc	Ireland	—	(a)	—	—	SECURITIZATION
Atlantes SME No. 4	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes SME No. 5	Portugal	—	(a)	—	—	SECURITIZATION
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.38%	100.00%	100.00%	FINANCIAL SERVICES
Auto ABS 2012‑3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	SECURITIZATION
Auto ABS FCT Compartiment 2012‑1	France	—	(a)	—	—	SECURITIZATION
Auto ABS FCT Compartiment 2013‑2	France	—	(a)	—	—	SECURITIZATION
Auto ABS French Lease Master Compartiment 2016	France	—	(a)	—	—	SECURITIZATION
Auto ABS French Loans Master	France	—	(a)	—	—	SECURITIZATION
Auto ABS German Loans Master	France	—	(a)	—	—	SECURITIZATION
Auto ABS Italian Loans Master S.R.L.	Italy	—	(a)	—	—	SECURITIZATION
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	—	(a)	—	—	SECURITIZATION
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	—	(a)	—	—	SECURITIZATION
Auto ABS UK Loans PLC	UK	—	(a)	—	—	SECURITIZATION
Auto ABS2 FCT Compartiment 2013‑A	France	—	(a)	—	—	SECURITIZATION
Auto ABS3 FCT Compartiment 2014‑1	France	—	(a)	—	—	SECURITIZATION
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.10%	100.00%	100.00%	IT SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	RENTING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	65.00%	RENTING
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	RENTING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	73.58%	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	FINANCE
Banca PSA Italia S.p.a.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING
Banco Bandepe S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Banco de Asunción, S.A. en liquidación voluntaria (b)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.63%	60.00%	60.00%	BANKING
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.69%	50.00%	—	FINANCE
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.86%	75.52%	90.00%	89.86%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.05%	99.99%	99.99%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	75.02%	100.00%	100.00%	HOLDING COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	99.99%	FINANCE
Banco Santander International	USA	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.20%	98.44%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.85%	99.95%	99.94%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING
Banif International Bank, Ltd	Bahamas	0.00%	99.85%	100.00%	100.00%	BANKING
Bank Zachodni WBK S.A.	Poland	69.41%	0.00%	69.41%	69.41%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	PROPERTY
Bansalud, S.L.	Spain	72.34%	12.00%	84.34%	84.34%	IT SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	CARDS
Bayones ECA Limited	Ireland	—	(a)	—	—	FINANCE
BCLF 2013‑1 B.V.	The Netherlands	—	(a)	—	—	SECURITIZATION
Besaya ECA Designated Activity Company	Ireland	—	(a)	—	—	FINANCE
Bilkreditt 3 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 4 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 5 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 6 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 7 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bonsucesso Tecnología LTDA.	Brazil	0.00%	53.63%	100.00%	100.00%	IT SERVICES
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.63%	100.00%	100.00%	FINANCE
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE
BW Guirapá I S.A.	Brazil	0.00%	77.59%	86.81%	85.70%	HOLDING COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	BROKERAGE
BZ WBK Lease S.A.	Poland	0.00%	69.41%	100.00%	100.00%	LEASING
BZ WBK Leasing S.A.	Poland	0.00%	69.41%	100.00%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	69.40%	99.99%	99.99%	SERVICES

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	34.71%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Delaware LP	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	82.46%	85.29%	95.46%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.03%	99.97%	99.97%	BROKERAGE
Cater Allen Holdings Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	UK	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Cater Allen Limited	UK	0.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Syndicate Management Limited	UK	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
CCAP Auto Lease Ltd.	USA	0.00%	58.79%	100.00%	100.00%	LEASING
Central Eólica Angical S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Caititu S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Coqueirinho S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Corrupião S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Inhambu S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Tamanduá Mirim S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Teiu S.A.	Brazil	0.00%	77.59%	100.00%	100.00%	ELECTRICITY PRODUCTION
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.05%	100.00%	100.00%	CHARITABLE ENTITY
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRPLANE RENTING
Chrysler Capital Auto Funding I LLC	USA	0.00%	58.79%	100.00%	—	FINANCE
Chrysler Capital Auto Funding II LLC	USA	0.00%	58.79%	100.00%	—	FINANCE
Chrysler Capital Auto Receivables LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Chrysler Capital Auto Receivables Trust 2016‑A	USA	—	(a)	—	—	SECURITIZATION
Chrysler Capital Master Auto Receivables Funding 2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Chrysler Capital Master Auto Receivables Funding LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Club Zaudin Golf, S.A. (b)	Spain	0.00%	85.07%	95.15%	95.15%	SERVICES
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE
Consumer Lending Receivables LLC	USA	0.00%	58.79%	100.00%	—	SECURITIZATION
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES
Dansk Auto Finansiering 1 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REAINSURANCE
Desarrollo de Infraestructuras de Castilla, S.A. Unipersonal	Spain	0.00%	70.27%	100.00%	100.00%	WATER SUPPLY
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L. (b)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2015‑A	USA	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2015‑B	USA	—	(a)	—	—	SECURITIZATION

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Drive Auto Receivables Trust 2015‑C	USA	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2015‑D	USA	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2016‑A	USA	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2016‑B	USA	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2016‑C	USA	—	(a)	—	—	SECURITIZATION
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	SERVICES
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	PROPERTY
Eurobanco S.A. en liquidación (b)	Uruguay	0.00%	100.00%	100.00%	—	INACTIVE
Evidence Previdência S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	HOLDING COMPANY
F. Café Prestadora de Serviços Ltda.	Brazil	0.00%	89.38%	100.00%	100.00%	SERVICES
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	—	FINANCE
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE
First National Motor Business Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	UK	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	UK	0.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Santander 10	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 11	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 6	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012‑1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013‑1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014‑1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización PYMES Santander 12	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización RMBS Santander 4	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización RMBS Santander 5	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Consumer Spain Auto 2016‑1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Consumer Spain Auto 2016‑2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Consumo 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	SECURITIZATION

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE
Fosse (Master Issuer) Holdings Limited	UK	—	(a)	—	—	SECURITIZATION
Fosse Funding (No.1) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	UK	—	(a)	—	—	SECURITIZATION
Fosse Trustee (UK) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Fuencarral Agrupanorte, S.L. Unipersonal	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY
Fundo de Investimento Imobiliário-FII	Brazil	0.00%	89.38%	100.00%	—	INVESTMENT FUND
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.85%	100.00%	—	SECURITIZATION
Geoban UK Limited	UK	0.00%	100.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Gesban UK Limited	UK	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. en liquidación (b)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	SECURITIES AND REAL ESTATE MANAGEMENT
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.10%	88.50%	88.50%	PAYMENT SERVICES
Gieldokracja Spólka z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	SERVICES
Girobank Investments Ltd (b)	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Global Carihuela Patrimonio No Estratégico, S.L. Unipersonal	Spain	0.00%	70.27%	100.00%	—	PROPERTY
Golden Bar (Securitization) S.r.l.	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2014‑1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2015‑1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2016‑1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Whole Loan Note VFN 2013‑1	Italy	—	(a)	—	—	SECURITIZATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	74.97%	0.09%	75.09%	75.11%	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	USA	0.00%	81.90%	81.90%	82.04%	HOLDING COMPANY
GTS El Centro Project Holdings, LLC	USA	0.00%	81.90%	100.00%	100.00%	HOLDING COMPANY
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Habitatrix, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY
Hipototta No. 1 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holmes Funding Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Holmes Holdings Limited	UK	—	(a)	—	—	SECURITIZATION
Holmes Master Issuer plc	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Holmes Trustees Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Hune Rental, S.L.	Spain	64.44%	0.00%	64.44%	—	MACHINERY RENT
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E—COMMERCE
Independence Community Bank Corp.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	70.27%	100.00%	100.00%	PROPERTY
Insurance Funding Solutions Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.10%	100.00%	100.00%	IT SERVICES
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Casado del Alisal, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	UK	0.00%	100.00%	100.00%	100.00%	IT SERVICES
La Unión Resinera Española, S.A. en liquidación (b)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY
Langton Funding (No.1) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton PECOH Limited	UK	—	(a)	—	—	SECURITIZATION
Langton Securities (2008‑1) plc	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010‑1) PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010‑2) PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012‑1) PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	UK	—	(a)	—	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL HOLDING
Leasetotta No. 1 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
Liquidity Limited	UK	0.00%	100.00%	100.00%	100.00%	FACTORING
Luri 1, S.A. (d)	Spain	31.00%	0.00%	31.00%	26.00%	PROPERTY
Luri 2, S.A. (d)	Spain	30.00%	0.00%	30.00%	30.00%	PROPERTY
Luri 4, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Luri 6, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT
MAC No. 1 Limited	UK	—	(a)	—	—	MORTGAGES
Master Red Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	PROPERTY
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Limited	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY
Metrovacesa Promoción y Arrendamiento, S.A.	Spain	52.50%	17.77%	70.27%	—	REAL ESTATE DEVELOPMENT
Metrovacesa Suelo y Promoción, S.A.	Spain	52.50%	17.77%	70.27%	—	REAL ESTATE DEVELOPMENT
Motor 2012 Holdings Limited (b)	UK	—	(a)	—	—	SECURITIZATION
Motor 2012 PLC (b)	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2013‑1 Holdings Limited (b)	UK	—	(a)	—	—	SECURITIZATION
Motor 2013‑1 PLC (b)	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Motor 2014‑1 Holdings Limited	UK	—	(a)	—	—	SECURITIZATION
Motor 2014‑1 PLC	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2015‑1 Holdings Limited	UK	—	(a)	—	—	SECURITIZATION
Motor 2015‑1 PLC	UK	0.00%	100.00%	100.00%	—	SECURITIZATION
Motor 2016‑1 Holdings Limited	UK	—	(a)	—	—	SECURITIZATION
Motor 2016‑1 PLC	UK	0.00%	100.00%	100.00%	—	SECURITIZATION
Motor 2016‑1M Ltd	UK	—	(a)	—	—	SECURITIZATION
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Newcomar, S.L. en liquidación (b)	Spain	40.00%	40.00%	80.00%	—	PROPERTY
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.96%	79.08%	78.59%	INVESTMENT FUND
NW Services CO.	USA	0.00%	100.00%	100.00%	100.00%	E—COMMERCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.14%	51.62%	51.62%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado)	Bahamas	0.00%	55.62%	56.10%	56.10%	FUND MANAGEMENT COMPANY
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
PBE Companies, LLC	USA	0.00%	100.00%	100.00%	100.00%	PROPERTY
PECOH Limited	UK	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Limited	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	89.45%	89.45%	94.72%	INTERNET
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	—	FINANCIAL ADVISORY
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	100.00%	ADVERTISING
Promociones Vallebramen, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.82%	100.00%	—	FINANCE
PSA Finance Arrendamento Mercantil S.A.	Brazil	0.00%	89.37%	100.00%	—	LEASING
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	—	FINANCE
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.82%	50.00%	—	FINANCE
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING
PSA Finance UK Limited	UK	0.00%	50.00%	50.00%	50.00%	FINANCE
PSA Financial Services Nederland B.V.	The Netherlands	0.00%	50.00%	50.00%	—	FINANCE
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE
Punta Lima, LLC	USA	0.00%	100.00%	100.00%	100.00%	LEASING
Reliz Sp. z o.o. w upadłości likwidacyjnej (b) (l)	Poland	0.00%	69.41%	100.00%	100.00%	RENTING

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING
Roc Shipping One Limited	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Saja Eca Limited (b)	Ireland	—	(a)	—	—	FINANCE
SAM UK Investment Holdings Limited	UK	77.67%	22.33%	100.00%	100.00%	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander (CF Trustee Property Nominee) Limited	UK	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	UK	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander (UK) Group Pension Schemes Trustees Limited	UK	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Agente de Valores Limitada	Chile	0.00%	67.43%	100.00%	100.00%	BROKERAGE
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	59.75%	9.45%	73.41%	40.02%	REAL ESTATE INVESTMENT
Santander Ahorro Inmobiliario 2, S.I.I., S.A.	Spain	87.12%	7.68%	95.22%	85.51%	REAL ESTATE INVESTMENT
Santander Asset Finance (December) Limited	UK	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	UK	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.93%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank, National Association	USA	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.38%	100.00%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	86.32%	96.58%	96.52%	ADVISORY SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	89.38%	100.00%	100.00%	FINANCE
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	INSURANCE
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	UK	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.83%	99.83%	HOLDING COMPANY
Santander Commercial Paper, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVICE
Santander Consumer (UK) plc	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer ABS Funding 2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer ABS Funding 3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2011‑A LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013‑B2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013‑B3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013‑L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014‑B1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014‑B2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014‑B3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014‑B4 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014‑B5 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014‑L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Santander Consumer Auto Receivables Funding 2015‑L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015‑L2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015‑L3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015‑L4 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016‑B1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016‑B2 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016‑B3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016‑B4 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2016‑L1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016‑L2 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2016‑L3 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2016‑L4 LLC	USA	0.00%	58.79%	100.00%	—	FINANCE
Santander Consumer Auto Specialty Trust 2015‑A	USA	0.00%	58.79%	100.00%	—	INACTIVE
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	81.65%	100.00%	100.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Captive Auto Funding 5 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Captive Auto Funding LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE
Santander Consumer Credit Services Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l. - in liquidazione (b)	Italy	0.00%	65.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	BANKING
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	SERVICES
Santander Consumer Funding 3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Funding 5 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	58.79%	100.00%	100.00%	SERVICES
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE INTERMEDIARY
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	LEASING
Santander Consumer Receivables 10 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 11 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 12 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 3 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 7 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 9 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Receivables Funding LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer USA Holdings Inc.	USA	0.00%	58.79%	58.79%	58.94%	HOLDING COMPANY
Santander Consumer USA Inc.	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Santander Consumo, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	BROKERAGE
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	BROKERAGE
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Drive Auto Receivables Trust 2012‑5	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012‑6	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013‑1	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013‑2	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013‑3	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013‑4	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013‑5	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013‑A	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014‑1	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014‑2	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014‑3	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014‑4	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014‑5	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑1	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑2	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑3	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑4	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑5	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S1	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S2	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S3	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S4	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S5	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S6	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015‑S7	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2016‑1	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2016‑2	USA	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2016‑3	USA	—	(a)	—	—	SECURITIZATION
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	56.76%	VENTURE CAPITAL
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	MONEY TRANSFER
Santander Equity Investments Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Estates Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.83%	100.00%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING
Santander FI Hedge Strategies	Ireland	0.00%	89.38%	100.00%	100.00%	INVESTMENT COMPANY
Santander Finance 2012‑1 LLC	USA	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	UK	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Fintech Limited	UK	100.00%	0.00%	100.00%	100.00%	SECURITIZATION
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI	Brazil	0.00%	93.56%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.37%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Renda Fixa Capitalization	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.38%	100.00%	100.00%	INVESTMENT FUND
Santander GBM Secured Financing Limited	Ireland	—	(a)	—	—	SECURITIZATION
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.83%	100.00%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Global Consumer Finance Limited	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORT ACTIVITY
Santander Guarantee Company	UK	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	SERVICES
Santander Holdings USA, Inc.	USA	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Insurance Agency, U.S., LLC	USA	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Services UK Limited	UK	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander International Debt, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, Sociedad de Valores, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	USA	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander ISA Managers Limited	UK	0.00%	100.00%	100.00%	100.00%	INVESTMENT FUND AND PORTFOLIO MANAGEMENT
Santander Issuances, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.37%	99.99%	99.99%	LEASING

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Santander Leasing, LLC	USA	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	UK	0.00%	100.00%	100.00%	100.00%	MORTGAGES
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE INTERMEDIARY
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	FINANCIAL SERVICES
Santander Paraty Qif PLC	Ireland	0.00%	89.38%	100.00%	—	INVESTMENT FUND
Santander Participações S.A.	Brazil	0.00%	89.38%	100.00%	100.00%	HOLDING COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Private Banking UK Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory & Management, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Public Sector SCF, S.A.	France	99.94%	0.06%	100.00%	100.00%	FINANCE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Revolving Asset Funding 1 LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	BROKERAGE
Santander RSPE 10 LLC	USA	0.00%	58.79%	100.00%	—	INACTIVE
Santander RSPE 11 LLC	USA	0.00%	58.79%	100.00%	—	INACTIVE
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	93.56%	100.00%	100.00%	INSURANCE BROKERAGE
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.23%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	UK	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a)	—	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.89%	HOLDING COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	UK	—	(a)	—	—	CHARITABLE SERVICES
Santander UK Group Holdings plc	UK	77.67%	22.33%	100.00%	100.00%	FINANCE
Santander UK Investments	UK	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander UK plc	UK	0.00%	100.00%	100.00%	100.00%	BANKING
Santander US Debt, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	FINANCE

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	(a)	—	—	SECURITIZATION
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013‑1 S.A.	Luxembourg	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2011‑1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2011‑2 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2013‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2013‑2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2014‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2014‑2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2016‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2016‑2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2013‑1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2014‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2015‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2016‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Vehicles 2013‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Vehicles 2015‑1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Poland Consumer 15‑1 Sp. z.o.o.	Poland	—	(a)	—	—	SECURITIZATION
SC Poland Consumer 16‑1 Sp. z o.o.	Poland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinta Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinto I Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinto II Ltd	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinto Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut 2013 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut I Designated Activity Company (b)	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut II DAC	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SCFI Ajoneuvohallinto Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCFI Rahoituspalvelut Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Secucor Finance 2013‑I Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Services and Promotions Delaware Corp.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	USA	0.00%	100.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	100.00%	FINANCE
Sheppards Moneybrokers Limited	UK	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	USA	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
SIAF LLC	USA	0.00%	58.79%	100.00%	100.00%	FINANCE
Silk Finance No. 4	Portugal	—	(a)	—	—	SECURITIZATION
Sistema 4B, S.L. (consolidado)	Spain	68.80%	0.00%	68.80%	68.80%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISAL
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE
Sol Orchard Imperial 1 LLC	USA	0.00%	81.90%	100.00%	100.00%	ELECTRICITY PRODUCTION
Solarlaser Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Capital Trust IX	USA	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust VI	USA	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the bank		% of voting power (c)
Company	Location	Direct	Indirect	2016	2015	Line of business

Sovereign Lease Holdings, LLC	USA	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Precious Metals, LLC	USA	0.00%	100.00%	100.00%	100.00%	PRECIOUS METAL COMMERCE
Sovereign REIT Holdings, Inc.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	USA	0.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Spirit Limited (e)	Bermudas	0.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.38%	100.00%	50.00%	PAYMENT SERVICES
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Svensk Autofinans WH 1 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP (b)	USA	0.00%	70.00%	70.00%	70.00%	INACTIVE
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY
The Alliance & Leicester Corporation Limited	UK	0.00%	100.00%	100.00%	100.00%	PROPERTY
The National & Provincial Building Society Pension Fund Trustees Limited (b)	UK	—	(a)	—	—	ASSET MANAGEMENT
Time Retail Finance Limited (b)	UK	0.00%	100.00%	100.00%	100.00%	SERVICES
Tonopah Solar I, LLC	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.10%	100.00%	100.00%	MARKETING
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta (Ireland), PLC	Ireland	0.00%	99.84%	100.00%	100.00%	FINANCE
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	PROPERTY
Trade Maps 3 Hong Kong Limited	Hong-Kong	—	(a)	—	—	SECURITIZATION
Trade Maps 3 Ireland Limited	Ireland	—	(a)	—	—	SECURITIZATION
Trans Rotor Limited	UK	100.00%	0.00%	100.00%	100.00%	RENTING
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	50.00%	LEASING
Tuttle & Son Limited	UK	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	86.60%	86.60%	86.34%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	90.77%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET
Vailen Management, S.L.	Spain	0.00%	70.27%	100.00%	100.00%	PROPERTY
Viking Collection Services Limited (b)	UK	0.00%	100.00%	100.00%	100.00%	FINANCE
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Waypoint Insurance Group, Inc.	USA	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Webcasas, S.A.	Brazil	0.00%	93.56%	100.00%	100.00%	INTERNET
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation as at December 31, 2016.

(c)

Pursuant to Article 3 of Royal Decree 1159/2010, of 17 September approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(d)	See note 2.b.ii. and 2.b.iii
(e)	Company resident in the UK for tax purposes.

(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

Appendix II

Companies in which Santander Group has ownership interests of more than 5% (c), associates of Santander Group and joint ventures

		% of ownership held by the bank		% of voting power (b)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company
3E1 Sp. z o.o	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	COLLECTION AND PAYMENT SERVICES	Associated
Aegon Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Multigroup
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Multigroup
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Multigroup
Aegon Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Multigroup
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	—	INACTIVE	—
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	43.00%	43.00%	43.00%	RESTAURANTS	Associated
Aguas de Fuensanta, S.A.	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated
Allfunds Bank Brasil Representações Ltda.	Brazil	0.00%	25.25%	50.00%	50.00%	ADMINISTRATIVE SERVICES	Multigroup
Allfunds Bank International S.A.	Luxembourg	0.00%	25.25%	50.00%	50.00%	BANKING	Multigroup
Allfunds Bank, S.A.	Spain	0.00%	25.25%	50.00%	50.00%	BANKING	Multigroup
Allfunds International Schweiz AG	Switzerland	0.00%	25.25%	50.00%	50.00%	SERVICES	Multigroup
Allfunds Nominee Limited	UK	0.00%	25.25%	50.00%	50.00%	HOLDING COMPANY	Multigroup
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.26%	5.26%	5.26%	BANKING	—
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	—
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	6.94%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.94%	10.00%	10.00%	INSURANCE	—
Bagoeta, S.L.	Spain	30.61%	0.00%	30.61%	—	SERVICES	—
Banco Internacional da Guiné-Bissau, S.A. (a)	Guinea Bissau	0.00%	48.92%	49.00%	49.00%	BANKING	—
Banco RCI Brasil S.A.	Brazil	0.00%	35.65%	39.89%	39.89%	LEASING	Multigroup
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCE	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.48%	0.00%	6.48%	7.20%	BANKING	—
Benim - Sociedade Imobiliária, S.A. (consolidado)	Portugal	0.00%	25.77%	25.81%	25.81%	PROPERTY	Associated
Bodegas Gran Feudo, S.L.	Spain	21.86%	0.00%	21.86%	21.86%	FOOD	—
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	34.01%	49.00%	49.00%	INSURANCE	Associated
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	34.01%	49.00%	49.00%	INSURANCE	Associated
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	VENTURE CAPITAL	Associated
Carnes Estellés, S.A. (a)	Spain	21.41%	0.00%	21.41%	21.41%	FOOD	Associated
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	PROPERTY SERVICES	Multigroup
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	COLLECTION AND PAYMENT SERVICES	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	48.56%	COLLECTION SERVICES	Multigroup
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.09%	FINANCIAL SERVICES	Associated

		% of ownership held by the bank		% of voting power (b)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Multigroup
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	20.53%	0.55%	21.08%	21.08%	CREDIT INSURANCE	—
Eko Energy Sp. z o.o	Poland	0.00%	12.49%	22.00%	22.00%	ELECTRICITY PRODUCTION	—
Emape - Empresa Agro-Pecuária Benavente, S.A. (a)	Portugal	0.00%	19.97%	20.00%	—	AGRICULTURAL HOLDING	—
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (a)	Portugal	0.00%	36.57%	36.62%	—	PROPERTY	—
Farma Wiatrowa Jablowo Sp. z o.o	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Multigroup
Federal Home Loan Bank of Pittsburgh	U.S.A.	0.00%	8.66%	8.66%	17.60%	BANKING	—
Federal Reserve Bank of Boston	U.S.A.	0.00%	30.44%	30.44%	30.25%	BANKING	—
FIDC RCI Brasil I – Financiamento de Veículos	Brazil	—	(d)	—	—	SECURITIZATION	Multigroup
FIDC RN Brasil – Financiamento de Veículos	Brazil	—	(d)	—	—	SECURITIZATION	Multigroup
First Wind Texas Holdings LLC (consolidado)	U.S.A.	0.00%	32.61%	32.61%	33.00%	HOLDING COMPANY	—
Fondo de Titulización RMBS Prado III	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos RMBS Prado I	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización de Activos UCI 18	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fondo de Titulización RMBS Prado II	Spain	—	(d)	—	—	SECURITIZATION	Multigroup
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCE	Multigroup
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	PROPERTY	Associated
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	49.78%	ELECTRICITY PRODUCTION	Multigroup
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	COLLECTION AND PAYMENT SERVICES	Associated
Grupo Alimentario de Exclusivas, S.A. (a)	Spain	40.53%	0.00%	40.53%	40.53%	FOOD	Associated
HCUK Auto Funding 2015 Ltd	UK	—	(d)	—	—	SECURITIZATION	Multigroup
HCUK Auto Funding 2016‑1 Ltd	UK	—	(d)	—	—	SECURITIZATION	Multigroup
HCUK Auto Funding Ltd (a)	UK	—	(d)	—	—	SECURITIZATION	Multigroup
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	49.99%	SERVICES	Multigroup
Hyundai Capital UK Limited	UK	0.00%	50.01%	50.01%	50.01%	FINANCE	Multigroup
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	—	HOLDING COMPANY	—
Inbond Inversiones 2014, S.L.	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Multigroup
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	IT SYSTEM	Multigroup
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Invico S.A.	Poland	0.00%	14.64%	21.09%	21.09%	COMMERCE	—
J.C. Flowers I L.P.	U.S.A.	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—
J.C. Flowers II-A L.P.	Canada	0.00%	69.20%	4.43%	4.43%	HOLDING COMPANY	—
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—

		% of ownership held by the bank		% of voting power (b)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company
JCF II-A AIV K L.P.	Canada	0.00%	69.52%	0.00%	0.00%	HOLDING COMPANY	—
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	4.99%	HOLDING COMPANY	—
L’Esplai Valencia, S.L.	Spain	0.00%	26.30%	37.43%	37.00%	PROPERTY	—
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	PROPERTY	Multigroup
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	—	INVESTMENT FUND	Associated
Massachusetts Business Development Corp. (consolidado)	U.S.A.	0.00%	21.60%	21.60%	21.60%	FINANCE	—
Merlin Properties, SOCIMI, S.A. (consolidado) (f)	Spain	16.83%	5.55%	22.38%	—	PROPERTY	Associated
New PEL S.à r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	4.99%	HOLDING COMPANY	—
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	4.99%	HOLDING COMPANY	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.44%	29.00%	29.00%	HOLDING COMPANY	Associated
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.69%	50.00%	50.00%	BROKERAGE	Multigroup
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais Ltda.	Brazil	0.00%	20.63%	23.08%	23.07%	TECHNOLOGY	—
Olivant Limited (consolidado)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE	Associated
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Multigroup
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	34.71%	50.00%	50.00%	MANAGEMENT COMPANY	Associated
Procapital - Investimentos Imobiliários, S.A. (a)	Portugal	0.00%	39.96%	40.00%	—	PROPERTY	—
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.69%	50.00%	—	INSURANCE	Multigroup
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Multigroup
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Multigroup
PSA UK Number 1 plc	UK	0.00%	50.00%	50.00%	50.00%	LEASING	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated
Redsys servicios de Procesamiento, S.L.	Spain	17.56%	0.00%	17.56%	17.56%	CARDS	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Multigroup
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	—
Rio Alto Gestão de Créditos e Participações, S.A.	Brazil	0.00%	44.69%	50.00%	50.00%	COLLECTION AND PAYMENT SERVICES	—
SAM Asset Management , S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup
SAM Brasil Participações S.A.	Brazil	1.00%	49.50%	50.50%	50.50%	HOLDING COMPANY	Multigroup
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Multigroup
SAM Investment Holdings Limited (e)	Jersey	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	49.99%	49.99%	49.99%	FUND MANAGEMENT COMPANY	Multigroup
Santander Asset Management UK Holdings Limited	UK	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup
Santander Asset Management UK Limited	UK	0.00%	50.00%	50.00%	50.00%	INVESTMENT FUND AND PORTFOLIO MANAGEMENT	Multigroup
Santander Asset Management, LLC	Puerto Rico	0.00%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Multigroup
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.50%	50.50%	50.50%	MANAGEMENT COMPANY	Multigroup
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	REAL ESTATE INVESTMENT	Multigroup

		% of ownership held by the bank		% of voting power (b)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company
Santander Elavon Merchant Services Entidad de Pago, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	PAYMENT SERVICES	Multigroup
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	50.00%	50.00%	50.00%	PENSION FUND MANAGEMENT COMPANY	Multigroup
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	0.00%	HOLDING COMPANY	—
Saudi Hollandi Bank (consolidado)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.11%	SERVICES	Associated
Sistemas Españoles de Tarjeta Inteligente, S.C.	Spain	0.00%	34.40%	50.00%	—	IT SERVICES	—
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.00%	25.50%	25.59%	FINANCIAL SERVICES	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	16.62%	0.00%	16.62%	17.28%	FINANCIAL SERVICES	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	19.04%	14.86%	33.91%	33.91%	ADVICE	—
Solar Energy Capital Europe S.à r.l. (consolidado)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Multigroup
Stephens Ranch Wind Energy Holdco LLC (consolidado)	U.S.A.	0.00%	28.80%	28.80%	44.00%	ELECTRICITY PRODUCTION	—
Syntheo Limited	UK	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Multigroup
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	18.54%	19.81%	19.81%	SECURITY	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	18.54%	19.81%	19.81%	TELECOMUNICATION	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	18.54%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	—
Testa Residencial, SOCIMI, S.A. (consolidado)	Spain	34.52%	11.68%	46.21%	—	PROPERTY	Associated
The OneLife Holding S.à r.l. (consolidado)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	—
Tonopah Solar Energy Holdings I, LLC (consolidado)	U.S.A.	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Multigroup
TOPSAM, S.A de C.V.	Mexico	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Multigroup
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	—	FINANCIAL SERVICES	—
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Multigroup
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Multigroup
UCI servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY SERVICES	Multigroup
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.47%	21.50%	21.50%	FINANCE	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGES	Multigroup
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	35.13%	50.00%	50.00%	PROPERTY	—
Uro Property Holdings SOCIMI, S.A.	Spain	14.96%	0.00%	14.96%	22.77%	PROPERTY	—
Valdicsa, S.A.	Spain	0.00%	23.19%	33.00%	33.00%	PROPERTY	—
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Multigroup
Vector Software Factory, S.L. (consolidado)	Spain	0.00%	45.00%	45.00%	45.00%	IT SERVICES	Associated
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	—	(d)	—	—	SECURITIZATION	Multigroup
Viking Consortium Holdings Limited (consolidado) (a)	UK	0.00%	24.99%	24.99%	24.99%	HOLDING COMPANY	—
Virtual Motors Páginas Eletrônicas Ltda	Brazil	0.00%	65.49%	70.00%	70.00%	INTERNET	Multigroup
Webmotors S.A.	Brazil	0.00%	65.49%	70.00%	70.00%	SERVICES	Multigroup

		% of ownership held by the bank		% of voting power (b)
Company	Location	Direct	Indirect	2016	2015	Line of business	Type of company
Zakłady Przemysłu Jedwabniczego DOLWIS S.A. w upadłości likwidacyjnej (a)	Poland	0.00%	30.54%	44.00%	44.00%	TEXTILE PRODUCTION	—
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated

(a)	Company in liquidation as at December 31, 2016,
(b)

Pursuant to Article 3 of Royal Decree 1159/2010, of September 17 approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent, For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies,

(c)

Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law),

(d)	Companies over which the non-subsidiary investee of the Group exercises effective control,
(e)	Company resident in the UK for tax purposes,
(f)	Recent create company without approved financial statements available.

Appendix III

Preference share issuer subsidiaries

		% ownership held by the bank
Company	Location	Direct	Indirect	Line of business
Abbey National Treasury (Structured Solutions) Limited	UK	0.00%	100.00%	FINANCE
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE
Santander Emisora 150, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE
Sovereign Real Estate Investment Trust	USA	0.00%	100.00%	FINANCE

Appendix IV

Notifications of acquisitions and disposals of investments in 2016

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

On November 2, 2016, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in MERLIN PROPERTIES, SOCIMI, S.A. had fallen exceeded 22.86% on October 26, 2016.

Appendix V

Other information on the Group’s banks

A)  Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.  Santander UK plc

a)  Number of financial equity instruments held by the Group

Santander UK plc has issued 31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6. On January 10, 2014, Cántabro Catalana de Inversiones, S.A. transferred one ordinary share with a par value of GBP 0.10 to Banco Santander, S.A. for GBP 1. Subsequently, on April 1, 2014, Banco Santander, S.A. transferred 24,117,268,866.6 ordinary shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 2,411,726,886.6. Also, on April 1, 2014, Santusa Holding, S.L. transferred 6,934,500,000 shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 693,450,000. As at December 31, 2015, the Group holds all the ordinary share capital (31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6) through Santander UK Group Holdings Plc.

On October 23, 1995, Santander UK plc issued 10.0625% exchangeable capital securities amounting to GBP 200,000,000, exchangeable into 200,000,000 10.375% non-cumulative sterling preference shares with a par value of GBP 1 each. At December 31, 2016, the Group held 30.10% of the 10.0625% exchangeable capital securities (amounting to GBP 66,147,000) through Banco Santander, S.A.

Also, on October 23, 1995, Santander UK plc issued 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each, and on February 13, 1996 Santander UK plc issued additional 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each. At December 31, 2016, the Group held 32% of the 10.375% non-cumulative sterling preference shares (amounting to GBP 63,913,355) through Banco Santander, S.A.

On June 9, 1997, Santander UK plc issued 8.625% non-cumulative sterling preference shares amounting to GBP 125,000,000 with a par value of GBP 1 each. At December 31, 2016, the Group held 80.40% of the 8.625% non-cumulative sterling preference shares (amounting to GBP 100,487,938) through Banco Santander, S.A.

On April 28, 2010, pursuant to current legislation, preference shares of Alliance & Leicester Limited (formerly Alliance & Leicester plc) were exchanged for 300,002 redeemable fixed/floating rate series A non-cumulative preference shares of Santander UK plc amounting to GBP 300,002,000, with a par value of GBP 1 each and a liquidation preference of GBP 1,000. On December 16, 2014, Santander UK plc repurchased 265,069 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 265,069,000. On 12 June 2015, Santander UK plc repurchased 21,136 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 22,509,840. On July 1, 2016, Santander UK Plc repurchases 17 redeemable fixed/floating rate series A non-cumulative for GBP 17,000. At December 31, 2016, 13,780 redeemable fixed/floating rate series A non-cumulative preference shares, amounting to GBP 13,780,000, were still outstanding.

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

c)  Share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on March 31, 2016 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

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

3)  The repurchase of its own redeemable fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 13,797 redeemable fixed/floating rate series A non-cumulative preference shares;
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

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

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

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2016 year-end the bank’s treasury shares consisted of 25,785,923 ordinary shares and 25,785,923 preference shares, with a total of 51,571,846 shares.

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

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

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

d)  Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on December 21, 2016 the shareholders approved the rules relating to the 2016 deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. The delivery of the shares is linked to the achievement of certain targets.

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

g)  Quoted capital instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

4.  Santander Bank, National Association

a)  Number of financial equity instruments held by the Group

At December 31, 2016 the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA).

SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b)  Capital increases in progress

At December 31, 2016 there were no approved capital increases.

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

5.  Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a)  Number of financial equity instruments held by the Group

The Group, through the companies Grupo Financiero Santander México, S.A.B. de C.V. And Santander Global Facilities, S.A. de C.V. (Mexico) holds 80,848,278,413 common shares, which constitute 99.99% of the capital stock of Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as of December 31, 2016.

b)  Capital increases in progress

By Ordinary and Extraordinary Shareholders’ Meeting held on December 5, 2016, it was approved to increase the Company’s capital stock, up to the amount of $ 786,283,883.00 MN, (Seven hundred eighty-six million two hundred eighty-three thousand eight hundred and eighty-three pesos 00 / 100 MN) through the issuance of 7,862,838,825 new shares representing the "F" Series of the Company’s capital, all of them ordinary, nominative shares with a par value of $ 0.10 MN each, which will be held in treasury Company as authorized capital to guarantee the possible conversion of obligations into shares in relation to the Issue agreed by said Assembly

c)  Capital authorized by the shareholders at the general meeting

At the General Shareholders’ Meeting held on December 5, 2016, the increase in the authorized capital stock of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, was approved, up to the amount of $ 786,283,883.00 MN, (Seven hundred eighty-six million two hundred eighty-three thousand eight hundred and eighty-three pesos 00/100 MN), through the issuance of 7,862,838,825 new shares representing the Series "F", which will be held in treasury of the Company as authorized capital for Guarantee the possible conversion of obligations into shares in relation to the Issue agreed by the Assembly

In relation to the foregoing, until the shares are subscribed, they will remain in the treasury of the company, so that the subscribed and paid-up capital stock continues to be in the amount of 8,085,540,380.30 Mexican pesos, represented by a total Of 80,855,403,803 shares, fully subscribed and paid, with a nominal value of 0.10 Mexican pesos per share.

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

At present, the detail of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México debt issue is as follows:

Instrument	Type	Term	Amount	Undrawn balance
Issue program in connection with stock market certificates and term deposit certificates of deposit	Revolving	02/19/2021	Up to MXN 55,000,000,000.00	Up to MXN 45,000,000,000
Private structured bank bond certificate without public offer	Non-revolving (*)	02/24//2021	Up to MXN 20,000,000,000.00	Up to MXN 5,710,000,000.00
Private structured bank bond certificate		Authorization in process by CNBV	Up to MXN 10,000,000,000.00	In process
Senior Bond	Non-resolving	11/09/2022	Up to USD 1,000,000,000,000	N/A
Capital Instruments	Non-solving	01/30/2024	Up to USD 1,300,000,000,000	N/A
Issue of Tier II subordinated debt in international markets	Non-revolving	Perpetual	Up to USD 500,000,000,000	N/A

*The issue of private structured bank bonds is non-revolving. Once the amount established in the related certificate is placed, a new certificate is issued for the authorized amount

(ii)  The board of directors at its meeting held on January 27, 2011 approved the general conditions for the issuance of senior debt in international markets. On October 18, 2012, the issuance of $ 500 million and $ 1 billion was authorized for a period of 5 to 10 years. The issue was approved with the purpose of obtaining resources to fund the increase of business assets and the Bank’s liquidity management. Pursuant to these resolutions adopted by the board of directors, on November 9, 2012, a debt of US $ 1

(iii)  On December 27, 2013, Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, issued a total amount of US $ 1,300,000,000 in subordinated notes that meet the capital requirements provided By the Basel III criteria for complementary capital / Tier 2 at a rate of 5.95% maturing on January 30, 2024. The parent company of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A, Spain, agreed to purchase 975,000,000 American dollars, i.e., 75% of the total amount of the notes.

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

(iv)  The shareholders at the general meeting held on May 14, 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on March 17, 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

(v)  At a meeting of the board of directors of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México on October 27, 2016, the issuance of debt was approved for up to US $ 500 million dollars or its equivalent in pesos in Mexico. The Ordinary and Extraordinary Shareholders’ Meeting of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, dated December 5, 2016, approved, among others, the issuance of a financial instrument that complies with the regulatory capital requirements established by the Basel III criteria and which was considered as Basic non-core capital, for up to US $ 500 million.

On December 29, 2016, Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México, issued a private issue abroad of subordinated, non-preferred, perpetual and convertible bonds Social, for a total amount of US $ 500,000,000 dollars, which had the character of a back-to-back issuance, as a guarantee of liquidity of the non-preferred, perpetual and subordinated debentures, issued by Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México.

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

g)  Quoted capital instruments

Not applicable.

6.  Banco Santander Totta, S.A.

a)  Number of equity instruments held by the Group

The Group holds 1,256,078,158 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 305,330 treasury shares, all of which have a par value of €1 each and identical voting and dividend rights and are subscribed and paid in full.

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

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

7.  Santander Consumer Bank AG

a)  Number of financial equity instruments held by the Group

At December 31, 2016, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of €1,000 each, all of which carry the same voting rights.

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

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

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

c)  Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2016 amounted to CLP 891,302,881,691.

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

9.  Bank Zachodni WBK S.A.

a)  Number of financial equity instruments held by the Group

At December 31, 2016, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b)  Capital increases in progress

At December 31, 2016, there were no approved capital increases.

c)  Capital authorized by the shareholders at the general meeting

Not applicable.

d)  Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on June 30, 2014 the shareholders resolved to approve the “Incentive Scheme V” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2014 to 2016. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

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

Appendix VI

Annual banking report

The Group’s total tax contribution in 2016 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded €15,800 million of which more than €6,000 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

This Annual Banking Report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of June 26 on the regulation, supervision and capital adequacy of credit institutions.

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

Following is a detail of the criteria used to prepare the annual banking report for 2016:

a)    Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 12,235 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b)    Turnover

For the purposes of this report, turnover is considered to be gross income, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

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

The foregoing amounts are part of the statement of cash flows (€2,872 million during 2016, an effective rate 26.7%) and, therefore, differ from the income tax expense recognized in the consolidated income statement (€3,282 million during 2016, an effective rate 30.5%). Such is the case because the tax legislation of each country establishes:

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

f)    Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2016.

The detail of the information for 2016 is as follows:

	2016
Jurisdiction	Turnover (millions of euros)	Employees	Gross profit or loss before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,537	4,792	505	15
Argentina	1,320	7,774	461	91
Australia	4	6	1	—
Austria	142	373	63	10
The Bahamas	(5)	43	(20)	—
Belgium	87	170	51	5
Brazil(1)	11,222	45,245	2,796	1,133
Canada	38	186	6	2
Chile	2,434	11,996	941	163
China	64	214	(7)	(1)
Colombia	12	94	—	1
Spain(2)	4,967	28,976	(821)	(114)
United States(3)	7,368	15,621	995	(122)
Denmark	145	215	77	21
Finland	92	148	56	17
France	495	897	266	109
Hungary	—	21	—	—
Ireland	69	6	40	—
Isle of Man	6	18	3	(1)
Cayman Islands	(1)	—	(1)	—
Italy	381	834	165	(1)
Jersey	(42)	486	(45)	1
Luxemburg	3	—	3	—
Malta	3	—	3	—
Mexico(4)	3,350	17,735	1,119	473
Norway	326	491	158	32
The Netherlands	88	269	45	36
Panama	6	5	5	—
Paraguay	—	—	—	—
Peru	53	151	26	9
Poland	1,682	14,610	703	236
Portugal(5)	1,322	6,898	591	79
Puerto Rico	349	1,559	(11)	16
United Kingdom	6,104	24,107	2,362	622
Singapore	3	12	(2)	1
Sweden	159	317	67	3
Switzerland	103	205	42	12
Uruguay	346	1,674	125	24
Consolidated Group total	44,232	186,148	10,768	2,872

(1)

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2016 is €347 million.

(2)

Includes the corporate center. During 2016, there have been tax refunds in relation to fiscal years 2014 and 2015, the latter in advance- ; so deducting its effect the amount of taxes paid would have been EUR: +175 million.

(3)	Tax accrued in the year in this jurisdiction amounted to approximately €300 million due mainly to the difference in deferred taxes.
(4)

Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2016 the contribution of this branch to operating profit before tax from continuing operations was €15 million.

(5)

Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2016 the contribution of this branch to profit before tax from continuing operations was €84 million.

At December 31, 2016, the Group’s return on assets (ROA) was 0.56%.