Form 20-F
period 2017-12-31
Banco Santander, S.A.
filed 2018-03-28
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

José G. Cantera

Banco Santander, S.A.

Ciudad Grupo Santander -  28660 Boadilla del Monte  Madrid, Spain

Tel: +34 91 289 32 80 Fax: +34 91 257 12 82

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange *
Non-cumulative Preferred Stock Series 1, 4, 5 and 6	New York Stock Exchange
5.179% Fixed Rate Subordinated Debt Securities due 2025	New York Stock Exchange
Senior Non Preferred Floating Rate Notes due 2023	New York Stock Exchange
3.500% Second Ranking Senior Debt Securities due 2022	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	New York Stock Exchange
Second Ranking Senior Floating Rate Notes due 2022	New York Stock Exchange
3.125% Senior Non Preferred Fixed Rate Notes due 2023	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	New York Stock Exchange

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

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item   18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐     No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 16,136,153,582 shares

BANCO SANTANDER, S.A.

________________________

PART III

ITEM 17.	FINANCIAL STATEMENTS	285

ITEM 18.	FINANCIAL STATEMENTS	285

ITEM 19	EXHIBITS	285

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”).  The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards.  Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2017 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X.  Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended December 31, 2017 and 2016 in accordance with IFRS-IASB. The year ended December 31, 2015 has been audited by Deloitte, S.L. See page F-1 and F-2 to our consolidated financial statements for the 2017 and 2016 audit report issued by PricewaterhouseCoopers Auditores, S.L. and the 2015 report issued by Deloitte, S.L.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report.  Also, throughout this annual report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•	“dollars”, “USD”, “US$” or “$”, we mean United States dollars; and
•	“pounds”, “GBP” or “£”, we mean United Kingdom pounds.

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

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements.

In addition, throughout this report on Form 20-F we provide explanations and certain financial measures that do not include Banco Popular Español, S.A.’s balances to help assess our ongoing operating performance. These non-GAAP financial measures are included in order to enhance the comparability of results between periods given that Banco Popular Español, S.A. (“Banco Popular”) was acquired on June 7, 2017. For more information about the acquisition see Item 4. Information on the Company- Acquisitions, Dispositions, Reorganizations - Acquisition of Banco Popular Español, S.A.

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

•   the effects of results of the negotiations for the UK’s exit from the European Union;

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

•   the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•   the impact of changes in the composition of our balance sheet on future interest income / (charges).

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

In the F-pages of this annual report on Form 20-F, our audited financial statements for the years 2017, 2016 and 2015 are presented.  The financial statements for 2014 and 2013 are not included in this document, but they can be found in our previous annual reports on Form 20-F. The audited financial statements for the years 2014 and 2013 were recast in our Report on Form 6-K filed with the SEC on November 5, 2015.

On November 19, 2015 the National Securities Market Commission published Circular 5/2015, of October 28, which adapts the models established in Annex II of Circular 1/2008, dated January 30, for the credit entities, to the new models provided for in Circular 5/2014 of November 28, of the Bank of Spain, for the years beginning on or after January 1, 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, these changes being non-significant. The information for the years 2015, 2014 and 2013 was re-classified under this Circular in a way that is comparative.

In order to interpret the changes in the balances with respect to December 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held in view of our geographic diversity. The appreciation/depreciation of the various currencies in which we operate against the euro in 2017 as compared to 2016 is as follows:

	Exchange rates: 1 euro / currency parity
	Average		December, 31
	2017	2016	2017	2016
US$	1.127	1.106	1.199	1.054
Pound sterling	0.876	0.817	0.887	0.856
Brazilian real	3.594	3.831	3.973	3.431
Mexican peso	21.291	20.637	23.661	21.772
Chilean peso	731.538	747.500	736.922	707.612
Argentine peso	18.566	16.316	22.637	16.705
Polish zloty	4.256	4.362	4.177	4.410

The financial statements for the year ended December 31, 2017 reflect the impact from the acquisition of Banco Popular on June 7, 2017 (see “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Acquisition of Banco Popular Español, S.A.” ). In addition, the financial information for the year ended December 31, 2014 reflect the impact of the reconsolidation of Santander Consumer USA Holdings Inc. (“SCUSA”) after we gained control of this company in January 2014. Prior to the aforementioned change of control, we accounted for our ownership interest in SCUSA using the equity method (see “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Purchase of the shares to DDFS LLC in SCUSA). Finally, the income statement for the year ended December 31, 2013 includes the results from Kredyt Bank S.A. after the merger in early 2013 of the subsidiaries in Poland of Banco Santander, S.A. and KBC Bank NV (Bank Zachodni WBK, S.A. and Kredyt Bank S.A.).

		Year ended December 31,
	2017	2016	2015	2014	2013
	(Millions of euros, except percentages and per share data)
Interest and similar income	56,041	55,156	57,198	54,656	51,447
Interest expense and similar charges	(21,745)	(24,067)	(24,386)	(25,109)	(25,512)
Interest income / (charges)	34,296	31,089	32,812	29,547	25,935
Dividend income	384	413	455	435	378
Income from companies accounted for by the equity method	704	444	375	243	500
Fee and commission income	14,579	12,943	13,042	12,515	12,473
Fee and commission expense	(2,982)	(2,763)	(3,009)	(2,819)	(2,712)
Gains/losses on financial assets and liabilities (net)	1,560	3,728	(770)	3,974	3,234
Exchange differences (net)	105	(1,627)	3,156	(1,124)	160
Other operating income	1,618	1,919	1,971	1,682	1,179
Other operating expenses	(1,966)	(1,977)	(2,235)	(1,978)	(1,598)
Income from assets under insurance and reinsurance contracts	2,546	1,900	1,096	3,532	4,724
Expenses from liabilities under insurance and reinsurance contracts	(2,489)	(1,837)	(998)	(3,395)	(4,607)
Total income	48,355	44,232	45,895	42,612	39,666
Administrative expenses	(20,400)	(18,737)	(19,302)	(17,899)	(17,452)
Personnel expenses	(12,047)	(11,004)	(11,107)	(10,242)	(10,069)
Other general expenses	(8,353)	(7,733)	(8,195)	(7,657)	(7,383)
Depreciation and amortization	(2,593)	(2,364)	(2,418)	(2,287)	(2,391)
Provisions (net)	(3,058)	(2,508)	(3,106)	(3,009)	(2,445)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(9,259)	(9,626)	(10,652)	(10,710)	(11,227)
Impairment on other assets (net)	(1,273)	(140)	(1,092)	(938)	(503)
Gains/(losses) on non financial assets and investments (net)	522	30	112	3,136	2,152
Gains from bargain purchases arising in business combinations	—	22	283	17	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(203)	(141)	(173)	(243)	(422)
Operating profit/(loss) before tax	12,091	10,768	9,547	10,679	7,378
Income tax	(3,884)	(3,282)	(2,213)	(3,718)	(2,034)
Profit from continuing operations	8,207	7,486	7,334	6,961	5,344
Profit from discontinued operations (net)	—	—	—	(26)	(15)
Consolidated profit for the year	8,207	7,486	7,334	6,935	5,329
Profit attributable to the Parent	6,619	6,204	5,966	5,816	4,175
Profit attributable to non controlling interest	1,588	1,282	1,368	1,119	1,154

Per Share Information:
Average number of shares (thousands) (1)	15,394,459	14,656,360	14,349,579	12,056,951	11,017,276
Basic earnings per share (in euros)	0.404	0.401	0.397	0.472	0.379
Basic earnings per share continuing operation (in euros)	0.404	0.401	0.397	0.474	0.380
Diluted earnings per share (in euros)	0.403	0.399	0.396	0.470	0.377
Diluted earnings per share continuing operation (in euros)	0.403	0.399	0.396	0.472	0.379
Remuneration (euros) (2)	0.22	0.21	0.20	0.60	0.60
Remuneration (US$) (2)	0.26	0.22	0.22	0.73	0.83

		Year ended December 31,
	2017	2016	2015	2014	2013
	(Millions of euros, except percentages and per share data)
Total assets	1,444,305	1,339,125	1,340,260	1,266,296	1,115,763
Loans and advances to central banks and credit institutions (net) (3)	77,430	76,687	82,530	81,288	77,913
Loans and advances to customers (net) (3)	848,915	790,470	790,848	734,711	668,856
Investment Securities (net) (4)	226,427	211,842	203,834	195,164	142,234
Investments: Associates and joint venture	6,184	4,836	3,251	3,471	5,536

Contingent liabilities (net)	49,117	44,434	39,834	43,770	40,600

Liabilities
Deposits from central banks and credit institutions (5)	190,314	149,398	175,374	155,616	109,397
Customer deposits (5)	777,730	691,111	683,142	647,706	608,201
Debt securities (5)	217,966	228,869	226,160	213,695	191,252

Capitalization
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (6)	7,116	6,448	6,091	3,276	4,603
Other Subordinated debt (7)	5,621	6,124	7,864	6,878	7,483
Preferred securities (8)	8,369	6,916	6,749	6,239	3,652
Preferred shares (8)	404	413	449	739	401
Non-controlling interest (including net income of the period)	12,344	11,761	10,713	8,909	9,314
Stockholders' equity (9)	94,489	90,939	88,040	80,805	70,328
Total capitalization	128,343	122,602	119,906	106,846	95,781
Stockholders’ Equity per average share (8)	6.14	6.20	6.14	6.70	6.38
Stockholders’ Equity per share at period end (9)	5.86	6.14	6.02	6.32	6.10
Other managed funds
Mutual funds	135,749	129,930	109,028	109,519	93,304
Pension funds	11,566	11,298	11,376	11,481	10,879
Managed portfolio	19,259	18,032	20,337	20,369	20,987
Total other managed funds (10)	166,574	159,260	140,741	141,369	125,170

Consolidated Ratios
Profitability Ratios:
Net Yield (11)	2.85%	2.76%	2.90%	2.89%	2.55%
Return on average total assets (ROA)	0.58%	0.56%	0.55%	0.58%	0.44%
Return on average stockholders' equity (ROE) (12)	7.14%	6.99%	6.61%	7.75%	5.84%
Return on tangible equity (ROTE) (13)	10.41%	10.38%	9.99%	12.75%	9.64%
Capital Ratio:
Average stockholders' equity to average total assets	6.58%	6.63%	6.70%	6.24%	5.89%
Ratio of earnings to fixed charges (14):
Excluding interest on deposits	2.18%	1.88%	1.77%	1.90%	1.69%
Including interest on deposits	1.55%	1.45%	1.39%	1.43%	1.29%

Credit Quality Data
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.74%	2.99%	3.24%	3.57%	3.59%
Non-performing balances as a percentage of total gross loans (15)	4.16%	4.00%	4.42%	5.30%	5.81%
Allowances for total balances as a percentage of non-performing balances (15)	65.97%	74.89%	73.39%	67.42%	61.76%
Net loan charge-offs as a percentage of total gross loans	1.36%	1.37%	1.34%	1.38%	1.38%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.66%	2.90%	3.19%	3.49%	3.48%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (15)	4.08%	3.93%	4.36%	5.19%	5.64%
Allowances for total balances as a percentage of non-performing balances (**) (15)	65.24%	73.82%	73.11%	67.24%	61.65%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.31%	1.29%	1.30%	1.29%

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
(2)

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted €0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of €0.05.

The Bank has paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of €0.055 per share), November 2016 (scrip dividend of €0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).

The Bank has paid the first three dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of €0.06 per share), November 2017 (scrip dividend of €0.04 per share) and February 2018 (cash dividend of 0.06 per share) and will pay the fourth dividend in May 2018 for an estimated gross amount per share of €0.06.

The remuneration per share disclosed for each financial year includes the four dividends paid or to be paid on account of that financial year.

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

(5)

Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in notes 20, 21 and 22 to our consolidated financial statements

(6)	In December 2017 the subordinated debt issuer entities merged with Banco Santander, S.A.
(7)	Other Subordinated debt amounts are at the subsidiary level.
(8)

In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”. In the table above Subordinated liabilities are included both under Liabilities and Capitalization.

(9)

Equals the sum of the amounts included at the end of each year as “Shareholders’ Equity” and “Other comprehensive income” as stated in our consolidated financial statements.  We have deducted the book value of treasury stock from stockholders’ equity.

(10)

Since December 2013 we hold a 50% ownership interest in Santander Asset Management (SAM) and control this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM.

(11)

Net yield is the total of interest income / (charges) (including dividends on equity securities) divided by average earning assets.  See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.

(12)

The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity. In 2014, if for comparison purposes we include in the denominator the €7,500 million capital increase made in January 2015, ROE would be 7.05%.

(13)

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

	(million euros, except percentages)
	2017	2016	2015	2014	2013
Profit attributable to the parent	6,619	6,204	5,966	5,816	4,175

Average equity	92,637	88,741	90,220	75,047	71,511
Effect of goodwill and other intangible assets	(29,043)	(28,972)	(30,486)	(29,446)	(28,221)
Average tangible equity	63,594	59,769	59,734	45,601	43,290

Return on equity (ROE)	7.14%	6.99%	6.61%	7.75%	5.84%
Return on tangible equity (ROTE)	10.41%	10.38%	9.99%	12.75%	9.64%

(14)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges.  Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.

(15)

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

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

Allowances refers to:	2017	2016	2015	2014	2013
		(in millions of euros)
Allowances for total balances (*) (excluding country risk)	24,529	24,835	27,121	28,046	25,681
Allowances for contingent liabilities and commitments (excluding country risk)	614	457	616	652	688
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	23,915	24,378	26,505	27,394	24,993
Allowances referred to country risk and other	767	528	322	46	154
Allowances for total balances (excluding contingent liabilities and commitments)	24,682	24,906	26,827	27,440	25,147
Of which:
Allowances for customers	23,934	24,393	26,517	27,217	24,903
Allowances for credit institutions and other financial assets	18	15	19	79	37
Allowances for Debt instruments	730	498	291	144	207

(*)    Non-performing loans and contingent liabilities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), for euros and dollars (expressed in dollars per euro) and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET.

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2013	1.38	1.33
2014	1.21	1.33
2015	1.09	1.11
2016	1.05	1.11
2017	1.20	1.13

	Rate During Period
Last six months	High $	Low $
2017
October	1.19	1.16
November	1.20	1.16
December	1.20	1.17
2018
January	1.25	1.19
February	1.25	1.22
March (through March 22, 2018)	1.24	1.22

On March 22, 2018, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.23.

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

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. At December 31, 2017, Continental Europe accounted for 45% of our total loan portfolio (Spain accounted for 27% of our total loan portfolio), the United Kingdom (where the loan portfolio consists primarily of residential mortgages) accounted for 29%, Latin America accounted for 17% (of which Brazil represents 8% of our total loan portfolio) and the United States accounted for 8%. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. In addition, we are exposed to sovereign debt in these regions (for more information on our exposure to sovereign debt, see Note 51.d and Note 54.b) 4. 4.4 to our consolidated financial statements). A return to recessionary conditions in the economies of Continental Europe (in particular, Spain), the United Kingdom, some of the Latin American countries in which we operate or the United States, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.  See “Item 4. Information on the Company—B. Business Overview”.

Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

The economies of some of the countries where we operate have been affected by a series of political events, including the UK’s vote to leave the EU in June 2016, which caused significant volatility (for more information, see the risk factor 1.2 entitled ‘Exposure to UK political developments, including the negotiations for the country’s exit from the European Union, could have a material adverse effect on us’). The Catalonian region has recently experienced several social and political movements calling for the region’s secession from Spain. As of the date of this report, considerable uncertainty exists regarding the outcome of political and social tensions in Catalonia, which could result in potential disruptions in business, financing conditions or the environment in which we operate in the region and in the rest of Spain, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. There can be no assurance that the European and global economic environments will not continue to be affected by political developments.

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

Additionally, the results of the 2016 United States presidential and congressional elections generated volatility in the global capital and currency markets and created uncertainty about the relationship between the United States and Mexico. The uncertainty persists in relation to the United States trade policy, in particular the renegotiation of the North American Free Trade Agreement and a further protectionist shift.

1.2	Exposure to UK political developments, including the ongoing negotiations between the UK and the European Union, could have a material adverse effect on us.

On June 23, 2016, the UK held a referendum (the UK EU Referendum) on its membership in the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the process, timing and negotiation of the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On March 29, 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice has triggered a two year period of negotiation which will determine the terms on which the UK will exit the EU, taking account of the framework for the UK’s future relationship with the EU. Unless extended, the UK’s EU membership will cease after this two year period. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain, as is the basis of the UK’s future trading relationship with the rest of the world. There is a possibility that the UK’s membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, although we note that movement to phase two of the negotiations - with focus on finalizing withdrawal issues, transition arrangements and a framework for the UK’s future relationship with the EU - was agreed on December 15, 2017.

A general election in the UK was held on June 8, 2017 (the General Election). The General Election resulted in a hung parliament with no political party obtaining the majority required to form an outright government. On June 26, 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support (‘confidence and supply’) from the DUP. The long term effects of the General Election, which resulted in a minority government, are difficult to predict due to significant uncertainty and the impact on the negotiation of the UK’s exit from the EU. The outcome of the General Election could have a significant impact on the future international and domestic political agendas of the government (including the UK’s exit from the EU), and on the ability of the government to pass legislation in the House of Commons, as well as increasing the risk of further early general elections and a period of political instability and/or a change of government.

While the longer term effects of the UK EU Referendum are difficult to predict, the effects of this Referendum, in addition to the uncertainty created as a result of the outcome of the General Election, could include further financial instability and slower economic growth as well as higher unemployment and inflation in the UK. For instance, the UK Government has stated its intention for the UK to leave both the EU Single Market and the EU Customs Union (thereby ceasing to be party to the global trade deals negotiated by the EU on behalf of its members) and this could affect the attractiveness of the UK as a global investment center and increase tariff and non-tariff barriers for the UK’s trading relationships and, as a result, could have a detrimental impact on UK economic growth. Sustained low or negative interest rates would put further pressure on our interest margins and adversely affect our operating results, financial condition and prospects. Equally, further rises in interest rates (in addition to the rate rise in November 2017) could result in larger default losses which would also impact on our operating results, financial condition and prospects.

The UK EU Referendum has also given rise to further calls for a second referendum on Scottish independence. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets.

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility during the period of the negotiation of the UK’s exit from the EU. The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum and there is a risk that this may recur during the negotiation of the UK’s exit from the EU as the potential terms of the exit (and any transition period) become public.

In addition, we are subject to substantial EU-derived regulation and oversight. There remains significant uncertainty as to the respective legal and regulatory environments in which we and our subsidiaries will operate when the UK is no longer a member of the EU. This may cause potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues.

For example, we are in the process of implementing a number of key restructuring and strategic initiatives, such as the ring-fencing of our retail banking activities in the UK, all of which will be carried out throughout this period of significant uncertainty. This may impact the prospects for successful execution and impose additional pressure on management.

Operationally, there is a significant risk that we and other financial institutions may no longer be able to rely on the European passporting framework for financial services (or an equivalent regime) and may be required to apply for authorization in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects. In addition, the lack of clarity of the impact of the UK EU Referendum on foreign nationals’ long-term residency permissions in the UK may make it challenging for our subsidiaries in the UK to retain and recruit adequate staff, which may adversely impact our business.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which we operate and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects.

1.3 We are vulnerable to disruptions and volatility in the global financial markets.

Global economic conditions deteriorated significantly between 2007 and 2009, and many of the countries in which we operate fell into recession. Although most countries have recovered, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions). In the European Union the principal concern today is the risk of slowdown of activity, because the tax and financial integration, although not completed, has limited an individual country’s ability to address potential economic crises with its own fiscal and monetary policies.

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

A return to volatile conditions in the global financial markets could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.

1.4 We may suffer adverse effects as a result of economic and sovereign debt tensions in the eurozone.

Conditions in the capital markets and the economy generally in the eurozone showed signs of fragility and volatility, with political tensions in Europe being particularly heightened in the past two years. In addition, interest rate spreads among eurozone countries affected government funding and borrowing rates in those economies. A reappearance of political tensions in the eurozone could have a material adverse effect on our operating results, financial condition and prospects.

The UK EU referendum caused significant volatility in the global stock and foreign exchange markets. On October 27, 2017, a Spanish region (Catalonia) declared independence from Spain resulting in subsequent intervention by the Spanish Government and causing political, social and economic instability in this region. Following these events, the risk of further instability in the eurozone cannot be excluded.

In the past, the European Central Bank (ECB) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions. The risk of returning to fragile, volatile and political tensions exists if current ECB policies in place to control the crisis are normalized, the reforms aimed at improving productivity and competition do not progress, the closing of the bank union and other measures of integration is not deepened or anti-European groups succeed.

We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. Concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, still exist in light of the political and economic factors mentioned above. A deterioration of the economic and financial environment could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels.  This could materially and adversely affect our operating results, financial position and prospects.

2.	Risks Relating to Our Business
2.1 Risks relating to the acquisition of Banco Popular
2.1.1 The acquisition of Banco Popular (the “Acquisition”) could give rise to a wide range of litigation or other claims being filed that could have a material adverse effect on us.

The Acquisition took place in execution of the resolution of the Steering Committee of the Spanish banking resolution authority (“FROB”) of June 7, 2017, adopting the measures required to implement the decision of the European banking resolution authority (the Single Resolution Board or “SRB”), in its Extended Executive Session of June 7, 2017, adopting the resolution scheme in respect of Banco Popular, in compliance with article 29 of Regulation (EU) No. 806/2014 of the European Parliament and Council of July 15, 2014, establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No. 1093/2010 (the “FROB Resolution”).

Pursuant to the aforesaid FROB Resolution, (i) all of the ordinary shares of Banco Popular outstanding prior to the date of that decision were immediately cancelled to create a non-distributable voluntary reserve, (ii) a capital increase was effected with no preemptive subscription rights, to convert all of Banco Popular’s Additional Tier 1 capital instruments into shares of Banco Popular, (iii) the share capital was reduced to zero euros through the cancellation of the shares derived from the conversion described in point (ii) above to create a non-distributable voluntary reserve, (iv) a capital increase with no preemptive subscription rights was effected to convert all of Banco Popular’s Tier 2 regulatory capital instruments into Banco Popular shares, and (v) all Banco Popular shares deriving from the conversion described in point (iv) above were acquired by Banco Santander for a total consideration of one euro (€1).

Since Banco Popular’s declaration of resolution, the cancellation and conversion of its capital instruments, and the subsequent transfer to Banco Santander of the shares resulting from that conversion through the resolution tool of selling the entity’s business, all under the rules of the single resolution framework indicated above, have no precedent in Spain or in any other EU member state, appeals against the FROB’s decision cannot be ruled out, nor can claims against Banco Popular, Banco Santander or other entities of the Group derived from or related to the Acquisition. Various investors, advisors or financial institutions have announced their intention to explore, and, in some cases, have already filed various claims relating to the Acquisition. As to those possible appeals or claims, it is not possible to anticipate the specific demands that might be made, or their financial impact (particularly as any such claims may not quantify their demands, may make new legal interpretations or may involve a large number of parties). The success of those appeals or claims could affect the Acquisition, including the payment of indemnification or compensation or settlements, and in any of those events have a material adverse effect on the results and financial condition of the Group.

It is also possible that, as a result of the Acquisition, Banco Popular, its directors, officers or employees and the entities controlled by Banco Popular may be the subject of claims, including, but not limited to, claims derived from investors’ acquisition of Banco Popular shares or capital instruments prior to the FROB Resolution (including specifically, but also not limited to, shares acquired in the context of the capital increase with preemptive subscription rights effected in 2016), which could have a material adverse effect on the results and financial condition of the Group. In this regard, on April 3, 2017, Banco Popular submitted a material fact (hecho relevante) to the

Comisión Nacional del Mercado de Valores (the “CNMV” or “Spanish Securities Market Commission”) reporting some corrections that its internal audit unit had identified in relation to several figures in its financial statements for the year ended December 31, 2016. The board of directors of Banco Popular, being responsible for said financial statements, considered that, following a report of the audit committee, the circumstances did not represent, on an individual basis or taken as a whole, a significant impact that would justify the restatement of Banco Popular’s financial statements for the year ended December 31, 2016. Notwithstanding the foregoing, Banco Popular is exposed to possible claims derived from the isolated items identified in the aforesaid material fact or others of an analogous nature, which, if they were to materialize and be upheld, could have a material adverse effect on the results and financial condition of the Group.

2.1.2 The Acquisition might fail to provide the expected results and profits and might expose us to unforeseen risks.

Banco Santander decided to make an offer to acquire Banco Popular because it believed, based on the public information available about Banco Popular and other information to which it had limited access for a short period of time, that the Acquisition would generate a series of synergies and benefits for the Group, resulting from the implementation of business management and operating models that are more efficient in terms of costs and income. Banco Santander may have overvalued those synergies, or they may fail to materialize, which could also have a material adverse effect on the Group. The risk analysis and assessment done prior to the Acquisition was based on available public information and remaining non-material information that was provided in the aforesaid review process. Banco Santander did not independently verify the accuracy, veracity or completeness of that information. It cannot be ruled out that the information provided by Banco Popular to the market or to Banco Santander might contain errors or omissions, nor can Banco Santander, in turn, guarantee that that information is accurate and complete. Therefore, some of the valuations used by Banco Santander as the basis of its acquisition decision may have been inaccurate, incomplete or out of date. Likewise, and given the specific features and urgency of the process through which Banco Santander acquired Banco Popular, no representations or warranties were obtained regarding Banco Popular’s assets, liabilities and business in general, other than those relating to the ownership of the shares acquired. Banco Santander has had limited access to information on Banco Popular and Banco Santander’s information on Banco Popular may not yet have been processed or analyzed in its entirety. Therefore, Banco Santander might find damaged or impaired assets, unknown risks or hidden liabilities, or situations that are currently unknown and that might result in material contingencies or exceed the Group’s current estimates, and those circumstances are not hedged or protected under the terms of the Acquisition, which, were they to materialize, might have a material adverse effect on the Group’s results and financial condition.

The integration of Banco Popular and its group of companies into the Group after the Acquisition may be difficult and complex, may involve internal restructuring, including the potential merger of Banco Popular with another Group entity or other corporate transaction or restructuring involving other Group entities, and the costs, profits and synergies derived from that integration may not be in line with expectations. For example, Banco Santander might have to face difficulties and obstacles as a result of, among other things, the need to integrate, or even the existence of conflicts between the operating and administrative systems, and the control and risk management systems at the two banks, or the need to implement, integrate and harmonize different procedures and specific business operating systems and financial, information and accounting systems or any other systems of the two groups; and have to face losses of customers or assume contract terminations with various counterparties and for various reasons, which might determine the need to costs or losses of income that are unexpected or in amounts higher than anticipated. Similarly, the integration process may also cause changes or redundancies, especially in the Group’s business in Spain and Portugal, as well as additional or extraordinary costs or losses of income that make it necessary to make adjustments in the business or in the resources of the entities. Additionally, our assessment over internal controls over financial reporting for the year ended December 31, 2017, excluded Banco Popular and its subsidiaries, as permitted by the relevant rules and regulations. Accordingly, initial testing of Banco Popular’s internal controls over financial reporting in connection with the assessment for the year ending December 31, 2018, may result in the identification of control deficiencies that we would be required to remediate. All these circumstances could have a material adverse effect on the results and financial condition of the Group.

2.1.3 The integration of Banco Popular and its consequences could require a great deal of effort from Banco Santander and its management team.

The integration of Banco Popular into the Group could require a great deal of dedication and attention from the Banco Santander’s management and staff, which could restrict its resources or prevent them from carrying out the Group’s business activities, and this could negatively impact its results and financial situation.

2.1.4 A number of individual and class actions have been brought against Banco Popular in relation to floor clauses (“cláusulas suelo”). If the cost of these actions is higher than the provisions made, this could have material adverse impact on our results and financial situation.

Floor clauses (“cláusulas suelo”) are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark rate. Banco Popular has included floor clauses in certain asset operations with customers.

See details of the legal proceedings related to floor clauses in “Item 8. Financial Information – A. Consolidated statements and other information – Legal Proceedings – ii. Non-tax-related proceedings”.

The estimates for these provisions and the estimate for maximum risk associated with the aforementioned floors clauses as described in “Item 8. Financial Information – A. Consolidated statements and other information – Legal Proceedings – ii. Non-tax-related proceedings” were made by Banco Popular based on hypotheses, assumptions and premises it considered to be reasonable. However, these estimates may not be complete, may not have factored in all customers or former customers that could potentially file claims, the most recent facts or legal trends adopted by the Spanish courts, or any other circumstances that could be relevant for establishing the impact of floor clauses for Banco Popular and its group or the successful outcome of the claims filed in relation to these floor clauses. Consequently, the provisions made by Banco Popular or the estimate for maximum risk could prove to be inadequate, and may have to be increased to cover the impact of the different actions being processed in relation to floor clauses or to cover additional liabilities, which could lead to higher costs for the entity. This could have a material adverse effect on the Group’s results and financial situation.

2.2	Legal, Regulatory and Compliance Risks
2.2.1	We are exposed to risk of loss from legal and regulatory proceedings.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period.

2.2.2	We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation and implementing regulation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, the UK, Latin America and other jurisdictions, and further regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on the Bank or on its bank subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to the Bank, thereby negatively impacting the Bank. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank's regulatory authorities, as part of their supervisory function, periodically review the Bank's allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank's management, could have an adverse effect on the Bank’s earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity and development of a fiscal and banking union in the EU, which are discussed in further detail below. Moreover, there is uncertainty regarding the future of financial reforms in the United States and the impact that potential financial reform changes to the U.S. banking system may have on ongoing international regulatory proposals. In general, regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase the Group's operating costs and negatively impact the Group's business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such us that are deemed to be a global systemically important institution ("G-SII").

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following (see more details on “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation):

Capital requirements, liquidity, funding and structural reform

Increasingly onerous capital requirements constitute one of our main regulatory challenges. Increasing capital requirements may adversely affect our profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, we are subject to the Capital Requirements Regulation (Regulation (EU) No 575/2013) (“CRR”) and the Capital Requirements Directive (Directive 2013/36/EU) (“CRD IV”), through which the EU began implementing the Basel III capital reforms from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. While the CRD IV required national transposition, the CRR was directly applicable in all the EU member states. This regulation is complemented by several binding technical standards and guidelines issued by the European Banking Authority (“EBA”), directly applicable in all EU member states, without the need for national implementation measures either. The implementation of the CRD IV into Spanish law has taken place through Royal Decree Law 14/2013 and Law 10/2014, Royal Decree 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. Credit institutions, such as us, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 (“CET1”) capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, the CRD IV also introduced capital buffer requirements that must be met with CET1 capital. The CRD IV introduces five new capital buffers: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total risk weighted assets; (2) the institution-specific counter-cyclical capital buffer (consisting of the weighted average of the counter-cyclical capital buffer rates that apply in the jurisdictions where the relevant credit exposures are located), which may require as much as additional CET1 capital of 2.5% of total risk weighted assets or higher pursuant to the requirements set by the competent authority; (3) the G-SIIs buffer requiring additional CET1 of between 1% and 3.5% of risk weighted assets; (4) the other systemically important institutions buffer, which may be as much as 2% of risk weighted assets; and (5) the CET1 systemic risk buffer to prevent systemic or macro prudential risks of at least 1% of risk weighted assets (to be set by the competent authority). Beginning in 2016, and subject to the applicable phase-in period, entities are required to comply with the “combined buffer requirement” (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIIs buffer and the other systemically important institutions buffer, in each case as applicable to the institution).

We will be required to maintain a capital conservation buffer of additional CET1 capital of 2.5% of risk weighted assets and a systemically important institutions buffer of additional CET1 capital of 1% of risk weighted assets, in each case considered on a fully loaded basis. However, as of the date of this report, due to the application of the phase-in period, we are required to maintain a conservation buffer of additional CET1 capital of 1.875% of risk weighted assets, a G-SII buffer of additional CET1 capital of 0.75% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.03% of risk weighted assets.

Article 104 of the CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of October 15, 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplate that in addition to the minimum “Pillar 1” capital requirements and any applicable capital buffer, supervisory authorities may impose further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum capital requirements under the CRD IV or to address macro-prudential considerations. This may result in the imposition of additional capital requirements on us pursuant to this “Pillar 2” framework. Any failure by us to maintain our “Pillar 1” minimum regulatory capital ratios and any “Pillar 2” additional capital requirements could result in administrative actions or sanctions (including restrictions on discretionary payments), which, in turn, may have a material adverse impact on our results of operations.

The European Central Bank clarified in its "Frequently asked questions on the 2016 EU-wide stress test" (July 2016) that the institution specific Pillar 2 capital will consist of two parts: Pillar 2 requirement and Pillar 2 guidance. Pillar 2 requirements are binding and breaches can have direct legal consequences for banks, while Pillar 2 guidance is not directly binding and a failure to meet Pillar 2 guidance does not automatically trigger legal action, even though the ECB expects banks to meet Pillar 2 guidance. Following this clarification, it is understood that Pillar 2 guidance is not expected to trigger the automatic restriction of the distribution and calculation of the “Maximum Distributable Amount”.

The ECB is required to carry out, at least on an annual basis, assessments under the CRD IV of the additional “Pillar 2” capital requirements that may be imposed for each of the European banking institutions subject to the Single Supervisory Mechanism (the “SSM”) and accordingly requirements may change from year to year. Any additional capital requirement that may be imposed on us by the ECB pursuant to these assessments may require us to hold capital levels similar to, or higher than, those required under the full application of the CRD IV. There can be no assurance that we will be able to continue to maintain such capital ratios.

In addition to the above, the EBA published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of its supervisory review and evaluation process (“SREP”). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional Pillar 2 capital requirements implemented on January 1, 2016. Under these guidelines, national supervisors must set a composition requirement for the Pillar 2 additional capital requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macro-prudential requirements; and, accordingly, the above “combined buffer requirement” is in addition to the minimum Pillar 1 capital requirement and to the additional Pillar 2 capital requirement. Therefore capital buffers would be the first layer of capital to be eroded pursuant to the applicable stacking order, as set out in the “Opinion of the EBA on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions” published on 16 December 2015. In this regard, under Article 141 of the CRD IV, Member States of the EU must require that an institution that fails to meet the “combined buffer requirement” or the “Pillar 2” capital requirements described above, will be prohibited from paying any “discretionary payments” (which are defined broadly by the CRD IV as payments relating to CET1, variable remuneration and payments on Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the regulator and, once completed, such institution will be subject to restricted “discretionary payments”. The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “Maximum Distributable Amount” in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular Article 48 of Law 10/2014 and Articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions.

In connection with this, we have announced that we have received from the ECB its decision regarding prudential minimum capital phased-in requirements for 2018, following the results of SREP. The ECB decision requires us to maintain a CET1 phased-in capital ratio of at least 8.655% on a consolidated basis. This 8.655% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (1.875%); the requirement deriving from its consideration as a G-SII (0.75%) and the counter-cyclical buffer (0.03%). The ECB decision also requires that Banco Santander, S.A. maintain a CET1 phased-in capital ratio of at least 7.875% on an individual basis. This 7.875% capital requirement includes: the minimum Pillar 1 requirement (4.5%), the Pillar 2 requirement (1.5%) and the capital conservation buffer (1.875%). Taking into account our consolidated and individual current capital levels, these capital requirements do not imply any limitations on distributions in the form of dividends, variable remuneration and coupon payments to holders of AT1 instruments.

In addition to the above, the CRR also includes a requirement for institutions to calculate a leverage ratio (“LR”), report it to their supervisors and to disclose it publicly from January 1, 2015 onwards. More precisely, Article 429 of the CRR requires institutions to calculate their LR in accordance with the methodology laid down in that article. In January 2014, the Basel Committee finalized a definition of how the LR should be prepared and set an indicative benchmark (namely 3% of Tier 1 capital). Such 3% Tier 1 LR has been tested during a monitoring period until the end of 2017 although the Basel Committee had already proposed the final calibration at 3% Tier 1 LR. Accordingly, the CRR does not currently contain a requirement for institutions to have a capital requirement based on the LR though prospective investors should note the European Commission’s proposal amending the CRR which contain a binding 3% Tier 1 LR requirement, that would be added to the own funds requirements in article 92 of the CRR, and which institutions must meet in addition to their risk-based requirements. However, the full implementation of the LR is currently under consultation as part of the proposals. Moreover, the potential for the introduction of a LR buffer for G-SIIs at some point in the future is also noted in the proposals.

On November 9, 2015, the Financial Stability Board (the “FSB”) published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIIs such as us. The final standard consists of an elaboration of the principles on loss absorbing and recapitalization capacity of G-SIIs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (“TLAC”) for G-SIIs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIIs, and in the case of G-SIIs with more than one resolution group, each resolution group within the G-SII. The FSB will undertake a review of the technical implementation of the TLAC principles and term sheet by the end of 2019. The TLAC principles and term sheet require a minimum TLAC requirement to be determined individually for each G-SII at the greater of (a) 16% of risk weighted assets as of January 1, 2019 and 18% as of January 1, 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of January 1, 2019, and 6.75% as of January 1, 2022. Under the FSB TLAC standard, capital buffers stack on top of TLAC.

Furthermore, Article 45 of the European Bank Recovery and Resolution Directive (Directive 2014/59/EU) (“BRRD”) provides that Member States shall ensure that institutions meet, at all times, a minimum requirement for own funds and eligible liabilities (“MREL”). The MREL shall be calculated as the amount of own funds and eligible liabilities expressed as a percentage of the total liabilities and own funds of the institution. The EBA was in charge of drafting regulatory technical standards on the criteria for determining MREL (the “MREL RTS”). On July 3, 2015 the EBA published the final draft MREL RTS. In application of Article 45(2) of the BRRD, the current version of the MREL RTS is set out in a Commission Delegated Regulation (EU) No. 2016/1450 that was adopted by the Commission on May 23, 2016 (the “MREL Delegated Regulation”).

The MREL requirement was scheduled to come into force by January 2016. However, article 8 of the MREL Delegated Regulation gave discretion to resolution authorities to determine appropriate transitional periods to each institution.

The European Commission committed to review the existing MREL rules with a view to provide full consistency with the TLAC standard by considering the findings of a report that the EBA is required to provide to the European Commission under Article 45(19) of the BRRD. On December 14, 2016, the EBA published its final report on the implementation and design of the MREL framework where it stated that, although there was no need to change the key principles underlying the MREL Delegated Regulation, certain changes would be necessary with a view to improve the technical soundness of the MREL framework and implement the TLAC standard as an integral component of the MREL framework. On December 20, 2017, the SRB published its second policy statement on MREL, which will serve as a basis for setting binding MREL targets.

On November 23, 2016, the European Commission published, among others, a proposal for a European Directive amending CRR, the CRD IV Directive and the BRRD and a proposal for a European Regulation amending Regulation (EU) No. 806/2014 which was passed on July 15, 2014 and became effective from January 1,   2015 (the “SRM Regulation”). The proposals cover multiple areas, including the Pillar 2 framework, the leverage ratio, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of “non-preferred” senior debt that should only be bailed-in after junior ranking instruments but before other senior liabilities, changes to the definitions of Tier 2 and Additional Tier 1 instruments, the MREL framework and the integration of the TLAC standard into EU legislation as mentioned above. The proposals also cover a harmonized national insolvency ranking of unsecured debt instruments to facilitate the issuance by credit institutions of such “non-preferred” senior debt. The proposals are to be considered by the European Parliament and the Council of the EU and therefore remain subject to change. The final package of new legislation may not include all elements of the proposals and new or amended elements may be introduced through the course of the legislative process. Until all the proposals are in final form and are finally implemented into the relevant legislation, it is uncertain how the proposals will affect Banco Santander or the Holders.

One of the main objectives of these proposals is to implement the TLAC standard and to integrate the TLAC requirement into the general MREL rules (the “TLAC/MREL Requirements”) thereby avoiding duplication from the application of two parallel requirements. As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed. The European Commission is proposing to integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be institution-specific and determined by the resolution authority. Under these proposals, institutions such as the Bank would continue to be subject to an institution-specific MREL requirement, which may be higher than the requirement of the TLAC standard.

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

Additionally, with regard to the European Commission’s proposal to create a new asset class of “non-preferred” senior debt, on December 27, 2017, Directive 2017/2399 amending Directive 2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy was published in the Official Journal of the European Union. Before that, Royal Decree-Law 11/2017, of June 23, approving urgent measures on financial matters (“RDL 11/2017”) created in Spain the new asset class of senior-non preferred debt.

Although there is continued uncertainty regarding the final form of TLAC requirements, we are focusing our funding plan in 2018 on the issuance of TLAC-eligible instruments. Based on our current financial forecast and our expectations for the TLAC requirements, we estimate that we will issue an aggregate of approximately €12-18 billion of qualifying debt in 2018, €9-13 billion of which would be issued at the parent company level, with the remainder issued by our subsidiaries that are expected to be subject to TLAC requirements, Santander UK and Santander Holdings USA. In addition, we estimate that, for 2018 our subsidiaries will issue an aggregate of approximately €12-20 billion of senior debt.

In addition, the comprehensive reform of financial instruments accounting, IFRS 9, is applicable to the Group since January 1, 2018. IFRS 9 introduces, among other things, a new impairment model based on expected loss rather than incurred loss. Banco Santander expects that this change is likely to increase loan loss provisions and decrease equity at the date of transition and that volatility in the credit loss line item in the income statement is also likely to increase, which will have a negative effect on the Group’s CET 1 capital. The European Commission has proposed that the initial effect on equity, as it relates to capital adequacy ratios, is to be gradually phased-in over a five-year period between January 1, 2018 and December 31, 2022.

Moreover, while the general goal of these proposals is now well understood, it is too early to confirm the exact amendments that will be introduced and consequently the precise impact on us.

Any failure by an institution to meet the applicable minimum TLAC/MREL Requirements is intended to be treated in the same manner as a failure to meet minimum regulatory capital requirements (the imposition of restrictions or prohibitions on discretionary payments by us), where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.

Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions who are members of the Basel Committee.

On December 7, 2017, the GHOS published the finalization of the Basel III post-crisis regulatory reform agenda. This review of the regulatory framework covers credit, operational and credit valuation adjustment (CVA) risks, introduces a floor to the consumption of capital by internal ratings-based methods (IRB) and the revision of the calculation of the leverage ratio. The main features of the reform are: (i) a revised standard method for credit risk, which will improve the soundness and sensitivity to risk of the current method; (ii) modifications to the IRB methods for credit risk, including input floors to ensure a minimum level of conservatism in model parameters and limitations to its use for portfolios with low levels of noncompliance; (iii) regarding the CVA risk, and in connection with the above, the removal of any internally modelled method and the inclusion of a standardized and basic method; (iv) regarding the operations risk, the revision of the standard method, which will replace the current standard methods and the advanced measurement approaches (AMA); (v) the introduction of a leverage ratio buffer for G-SIIs; and (vi) regarding capital consumption, it establishes a minimum limit on the aggregate results (output floor), which prevents the risk-weighted assets (RWA) of the banks generated by internal models from being lower than the 72.5% of the RWA that are calculated with the standard methods of the Basel III framework.

The GHOS have extended the implementation of the revised minimum capital requirements for market risk until January 2022, to coincide with the implementation of the reviews of credit, operational and CVA risks.

In addition to the above, we should also comply with the liquidity coverage ratio (“LCR”) requirements provided in CRR. According to article 460.2 of CRR, the LCR has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of January 1, 2017; and (d) 100% as of January 1, 2018. As of December 31, 2017, our LCR was 133%, comfortably exceeding the regulatory requirement.

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

The SSM (comprised by both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 126 largest European banks (including us), on November 4, 2014. In preparation for this step, between November 2013 and October 2014, the ECB conducted, together with national supervisors, a comprehensive assessment of 130 banks, which together hold more than 80% of Eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

The SSM represents a significant change in the approach to bank supervision at a European and global level. The SSM results in the direct supervision of 119 financial institutions (as of December 2017), including us, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to continue working on the establishment of a new supervisory culture importing best practices from the 19 national competent authorities that are part of the SSM and promoting a level playing field across participating Member States. Several steps have already been taken in this regard such as the recent publication of the Supervisory Guidelines; the approval of the Regulation (EU) No 468/2014 of the ECB of April 16, 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (the SSM Framework Regulation); the approval of a Regulation (Regulation (EU) 2016/445 of the European Central Bank of March 14, 2016 on the exercise of options and discretions available in Union law) and a set of guidelines on the application of CRR's national options and discretions, etc. In addition, this new body represents an extra cost for the financial institutions that funds it through payment of supervisory fees.

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

Moreover, regulations adopted on structural measures to improve the resilience of EU credit institutions may have a material impact on our business, financial condition, results of operations and prospects. These regulations, if adopted, may also cause us to invest significant management attention and resources to make any necessary changes.

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

The new Markets in Financial Instruments legislation (which comprises Regulation (EU) No 600/2014 (“MiFIR”) and MiFID II), introduces a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. Additionally, it includes other requirements such as enhancing the investor protection’s regime and governance and reporting obligations. It also extends transparency requirements to OTC operations in non-equity instruments. MiFID II was initially intended to enter into effect on January 3, 2017. In order to ensure legal certainty and avoid potential market disruption, the European Commission delayed the effective date of MiFID II and MiFIR by 12 months, until January 3, 2018.

Although MiFID II entered into force on January 3, 2018, it has only been partially transposed to the Spanish legislation by means of Royal Decree Law 21/2017, of December 29, with regards to the conditions governing the operation of regulated markets, multilateral systems in financial instruments, organized trading facilities and infringements and sanctions. Therefore, there is still uncertainty as to whether the implementation of these new obligations and requirements will have material adverse effects on our business, financial condition, results of operations and prospects.

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

The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 4 - B. Business overview - Supervision and Regulation” for a summary of certain significant U.S. financial regulations applicable to our business.

Enhanced Prudential Standards

As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required the Bank to, among other things, establish or designate a U.S. intermediate  holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by July 1, 2016. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its U.S. IHC, effective July 1, 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include, enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements and stress-testing requirements. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.

Resolution Planning

We are required to prepare and submit annually to the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A., must submit a separate IDI resolution plan (“IDI plan”) annually to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business.

OTC Derivatives Regulation

The U.S. federal bank regulatory agencies have adopted final rules for uncleared swaps that impose variation margin requirements and will phase in initial margin requirements from September 1, 2016 through September 1, 2020, depending on the level of specified derivatives activity of the swap dealer and the relevant counterparty. The final rules of the U.S. federal bank regulatory agencies generally apply to inter-affiliate transactions. We are in the process of implementing the final rule and believe that these rules and similar rules being considered by regulators in other jurisdictions, and the potential conflicts and inconsistencies between them, will likely increase our costs for engaging in swaps and other derivatives activities and present compliance challenges. In addition, the U.S. Securities and Exchange Commission (“SEC”) will in the future adopt regulations establishing margin requirements for uncleared security-based swaps.

QFC Stay Rule

The U.S. banking agencies have issued rules that impose contractual requirements on certain qualified financial contracts (“covered QFCs”) to which U.S. G-SIBs and the U.S. operations of foreign G-SIBs (together with U.S. G-SIBs, “covered entities”), such as Banco Santander, are parties. Under these rules, covered QFCs must generally expressly provide that transfer restrictions and default rights against a covered entity are limited to the same extent as they would be under the Federal Deposit Insurance Act or Title II of the Dodd-Frank Act and their implementing regulations. In addition, covered QFCs may not, among other things, permit the exercise of any cross-default right against a covered entity based on an affiliate’s entry into insolvency, resolution or similar proceedings, subject to certain creditor protections. There is a phased-in compliance schedule based on counterparty type, beginning with (1) January 1, 2019 for QFCs with other covered entities, (2) July 1, 2019 for QFCs with certain other financial counterparties and (3) January 1, 2020 for QFCs with all other counterparties.  The effect of these rules is that the U.S. operations of Banco Santander, including Santander Bank, will not be permitted to enter into new QFC transactions with a counterparty on or after January 1, 2019 unless all existing QFCs between the U.S. operations of Banco Santander and the counterparty or any of the counterparty’s consolidated affiliates are remediated in accordance with the rules’ requirements.

United States Capital, Liquidity and Related Requirements and Supervisory Actions

As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. In addition, as a U.S. bank holding company with $50 billion or more of total consolidated assets, Santander Holdings USA is subject to a modified version of the quantitative liquidity coverage ratio requirement. The liquidity coverage ratio (“LCR”) is one of the liquidity components of the international Basel III framework. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank.

Total Loss-Absorbing Capacity and Long-Term Debt Requirements

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

Stress Testing and Capital Planning

Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States, including the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. In February 2017, the Federal Reserve Board finalized a rule that removed the qualitative assessment that was part of CCAR for certain bank holding companies and U.S. intermediate holding companies of foreign banking organizations, including Santander Holdings USA.

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

In addition to such confidential actions and restrictions, we have been, and continue to be, subject to public supervisory actions in the United States. On September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) had executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA had agreed to certain actions relating to planned capital distributions and to subject future capital distributions to the prior written approval of the Federal Reserve Board. On August 24, 2017, the Federal Reserve announced the termination of this enforcement action.  Separately, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management.  In addition, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. A response to this written agreement was submitted to the Federal Reserve of Boston in May 2017.  The written agreements between Santander Holdings USA and the FRB Boston dated July 2, 2015 and March 21, 2017 have not been terminated and remain in place.

Anti-Money Laundering and Economic Sanctions

A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an anti-money laundering program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the U.S. Department of the Treasury (“FinCEN”) and U.S. federal and state bank regulatory agencies, as well as the U.S. Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements.

There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) against certain foreign countries, governments, individuals and entities to counter threats to the U.S. national security, foreign policy, or economy.

Failures to comply with applicable U.S. AML laws or regulations or economic sanctions could have severe legal and reputational consequences, including significant civil and criminal penalties, and certain AML violations could result in a termination of U.S. banking licenses. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ BSA programs and compliance.  Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant.

See also “Item 4 - B. Business overview - Supervision and Regulation – United States Supervision and Regulation.”

Cybersecurity and Data Privacy

As cybersecurity and data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, cybersecurity and data privacy issues have become the subject of increasing legislative and regulatory focus. The U.S. bank regulatory agencies have proposed enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including Santander Holdings USA and would focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience and situational awareness. Several states have also proposed or adopted cybersecurity legislation and regulations, which require, among other things, notification to affected individuals when there has been a security breach of their personal data.

We receive, maintain and store non-public personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The sharing, use, disclosure and protection of this information are governed by U.S. federal and state law. Both personally identifiable information and personal financial information is increasingly subject to legislation and regulation, the intent of which is to protect the privacy of personal information that is collected and handled.

We may become subject to new legislation or regulation concerning cybersecurity or the privacy of personally identifiable information and personal financial information or of any other information we may store or maintain. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or privacy policies. If cybersecurity, data privacy, data protection, data transfer or data retention laws are implemented, interpreted or applied in a manner inconsistent with our current practices, we may be subject to fines, litigation or regulatory enforcement actions or ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

If we fall victim to successful cyber-attacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract our customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting the customers and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

It is important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expend in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, as well as represent a threat to our reputation.

Banking reform in the UK

On December 18, 2013, the Financial Services (Banking Reform) Act (the Banking Reform Act) was enacted. The Banking Reform Act implemented the recommendations of the Independent Commission on Banking (ICB) and of the Parliamentary Commission on Banking Standards. Among other things, the Banking Reform Act established a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail and/or small business deposits are required to separate or ring-fence their retail banking activities from their wholesale banking activities by January 1, 2019, established a new Payment Systems Regulator (the PSR) and amended the Banking Act 2009 (the Banking Act) to include a bail-in stabilization power forming part of the special resolution regime.

On July 7, 2016, the PRA published a policy statement (PS20/16) entitled ‘The implementation of ring-fencing: prudential requirements, intragroup arrangements and use of financial market infrastructures’ containing its final ring-fencing rules designed to make provision for the group ring-fencing purposes outlined in the Banking Reform Act ahead of the implementation date for ring-fencing on January 1, 2019. The group ring-fencing purposes are intended to insulate a ring-fenced back from, and ensure that a ring-fenced bank is able to take decisions independently of, other members of its group.

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

Our UK subsidiaries are subject to the ring-fencing requirement under the Banking Reform Act and, as a consequence, our UK subsidiaries will need to separate their core retail and small business deposit-taking activities from their prohibited activities. In light of the changeable macro-environment, the board of Santander UK concluded in December 2016 that we could provide greater certainty for our customers with a ‘wide’ ring-fence structure, rather than the ‘narrow’ ring-fence structure it had originally envisaged in early 2016. Under this revised model, Santander UK plc, the main ring-fenced bank, will serve our retail, commercial and corporate customers. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc or Cater Allen Limited, as ring-fenced banks. Prohibited activities which cannot continue to be transacted within the ring-fenced bank principally include our derivatives business with financial institutions and certain corporates, elements of our short term markets business and the Santander UK branches in Jersey, Isle of Man and the United States (US). The implementation of the new ring-fencing model entails a legal and organizational restructuring of our UK subsidiaries’ business and operations, including through a ring-fencing transfer scheme. It is expected that Abbey National Treasury Services plc will cease the activities of its US branch and transfer the majority of its other business; with products, transactions and arrangements with customers and other stakeholders which are permitted in the ring-fence transferred to Santander UK, and products, transactions or arrangements with customers and other stakeholders which are prohibited within the ring-fenced bank will be to Banco Santander, S.A. or its London Branch. Our current intention is to transfer the business of the Jersey and Isle of Man branches to a member of the Santander group outside the ring-fence using transfer schemes under the applicable laws. Our target remains to complete the implementation of our ring-fencing plans in advance of the legislative deadline of January 1, 2019. However, implementation of the ring-fencing model continues to depend on a number of factors, including approvals from applicable regulators and court sanctions. There can be no assurance that these approvals or sanctions will be obtained in line with our implementation plan and other factors such as economic conditions in the UK and globally, and developments in relation to the negotiations on the terms of the UK’s exit from the EU may have a bearing on the implementation of the ring-fence. In light of the scale and complexity of this process, the operational and execution risks for our UK subsidiaries may be material. This restructuring and migration of customers and transactions could have a material impact on how our UK subsidiaries conduct their business. We are unable to predict with certainty the attitudes and reaction of our UK customers.

The restructuring of our UK subsidiaries business pursuant to the ring-fencing regime has taken, and will continue to take, a substantial amount of time and has been, and will continue to be, costly to implement. The separation process and the structural changes which are required could have a material adverse effect on our operating results, financial condition and prospects.

2.2.3 We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints.

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

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Such a focus could result, for example, in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. Some of the laws in the relevant jurisdictions in which we operate, give the regulators the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with financial products. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Some of the regulatory regimes in the relevant jurisdictions in which we operate, require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities.  Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

2.2.4 We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

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

2.2.5 Changes in taxes and other assessments may adversely affect us.

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

2.2.6 We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local AML team.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As a global bank, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

According to reports in the news media and other unofficial sources, the Brazilian Federal Public Prosecutor’s Office (“MPF”) has submitted to a federal judge in Sao Paulo a request for the indictment of several individuals, including an executive officer of our subsidiary, Banco Santander Brasil, in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) tax credits benefit to Santander Brasil. Pursuant to Brazilian law, the request for indictment must be approved by the judge in order to proceed. As of the date of this annual report neither Santander Brasil nor the relevant executive officer has been officially served with the proposed indictment or is aware of whether the indictment request has been accepted or rejected. Santander Brasil is cooperating fully with the Brazilian authorities and has relinquished the benefit of certain tax credits to which the allegations relate in order to show its good faith. If the indictment were to be approved, our business could suffer reputational harm.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate compliance procedures and internal policies. Such measures, procedures and internal policies may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

See also “Risk Factors - Legal, Regulatory and Compliance Risks – United States Significant Regulation – Anti-Money Laundering and Economic Sanctions.”

2.3 Liquidity and Financing Risks
2.3.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

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

Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

2.3.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

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

Banco Santander’s long-term debt is currently rated investment grade by the major rating agencies: A3 stable outlook by Moody’s Investors Service España, S.A., A- stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In February 2017, Standard & Poor’s revised the outlook from stable to positive reflecting the revised funding plans announced by us, which give Standard & Poor’s comfort that we will build a substantial additional loss absorbing capacity buffer over the next two years. In June 2017, Standard & Poor’s revised the outlook from positive to stable as a result of the risks associated with the acquisition of Banco Popular.

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with stable outlook by Moody’s Investors Service, A with stable outlook by Standard & Poor’s Ratings Services and A with rating watch positive outlook by Fitch Ratings.

Banco Santander (Brasil)’s long-term debt in foreign currency is currently rated BB- with a stable outlook by Standard &Poor’s Ratings Services and Ba3 with a stable outlook by Moody’s Investors Service.

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of December 31, 2017, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch we would be required to post up to €209 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to €193 million in additional collateral. We estimate that as of December 31, 2017, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £3.9 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £0.2 billion of cash and collateral under secured funding and derivatives contracts.

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

2.4 Credit Risks
2.4.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our actual loan losses, which could have a material adverse effect on us.

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

Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see “—2.6.1— Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.”

Mortgage loans are one of our principal assets, comprising 47% of our loan portfolio as of December 31, 2017. Our exposure is concentrated in residential mortgage loans, especially in Spain and the United Kingdom. During late 2007, following an earlier period of increased demand, the housing market began to adjust downward in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. From 2008 to 2013, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility caused home prices to decline, while mortgage delinquencies and forbearances increased.

As a result of these and other factors, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009, to 3.54% at December 31, 2010, to 3.90% at December 31, 2011, to 4.54% at December 31, 2012 and to 5.64% at December 31, 2013. The trend changed in 2014 as our NPL ratio decreased to 5.19% at December 31, 2014, to 4.36% at December 31, 2015 and to 3.93% at December 31, 2016. At December 31, 2017 the NPL ratio stood at 4.08% impacted by the acquisition of Banco Popular (see “2.1 Risks relating to the acquisition of Banco Popular”). We can provide no assurance that our NPL ratio will not increase again as a result of the aforementioned and other factors. High unemployment rates, coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the financial crisis and the acquisition of Banco Popular, led to the accumulation of illiquid assets with lower profitability than our current targets.  Such assets could negatively affect our ability to reach out current profitability targets.

2.4.2 The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

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

2.4.3 We are subject to counterparty risk in our banking business.

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

2.5 Market Risks

2.5.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

Market risk refers to the probability of variations in our interest income / (charges) or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	interest income / (charges);
•	the volume of loans originated;
•	credit spreads;
•	the market value of our securities holdings;
•	the value of our loans and deposits; and
•	the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

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

Due to the historically low interest rate environment in the Eurozone, in the UK and in the US in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero, limiting our ability to further reduce rates and thus negatively impacting our margins. If the current low interest rate environment in the eurozone, in the UK and in the US persists in the long run, it may be difficult to increase our interest income / (charges), which will impact our results.

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

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our interest income / (charges) or the market value of our assets and liabilities could be materially adversely affected.

2.5.2 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

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

2.5.3 We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

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

2.6 Risk Management

2.6.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

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

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

2.7 Technology Risks

2.7.1 Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner or any failure to successfully implement new IT regulations could have a material adverse effect on us.

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

In addition, several new regulations are defining how to manage Cyber Risks and Technology Risks, how to report a data breach, and how the supervisory process should work, among others. These regulations are quite fragmented in terms of definitions, scope and applicability. A failure to successfully implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could have a material adverse effect on us.

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

2.8 General Business and Industry Risks
2.8.1 The financial problems faced by our customers could adversely affect us.

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

2.8.2 Changes in our pension liabilities and obligations could have a material adverse effect on us.

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

2.8.3 We depend in part upon dividends and other funds from subsidiaries.

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

2.8.4 Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.

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

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.

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

2.8.5 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during all the life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during all their life cycle. However, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

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

2.8.6 If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

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

2.8.7 Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized at Group level in 2015 or 2016, in 2017 we recognized impairment of goodwill of €799 million in Santander Consumer USA and €100 million in Carfinco Financial Group (see note 17 to our consolidated financial statements). There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

2.8.8 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

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

2.8.9 We rely on third parties and affiliates for important products and services.

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

2.8.10 Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us may result in harm to our prospects.

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

2.8.11 We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

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

2.9 Financial Reporting and Control Risks
2.9.1 Changes in accounting standards could impact reported earnings.

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

2.9.2 Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

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

2.9.3 Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

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

2.10 Foreign Private Issuer and Other Risks
2.10.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

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

2.10.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

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

2.10.3 As a holder of ADSs you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

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

2.10.4 ADS holders may be subject to additional risks related to holding ADSs rather than shares.

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
"

Item 4. Information on the Company

A. History and development of the company

Introduction

Banco Santander, S.A. (“Santander”, the “Bank”, the “Parent”, the “Parent bank” or the “Company”) is the Parent bank of Grupo Santander. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.

On January 15, 1999, the boards of directors of Santander and Banco Central Hispanoamericano, S.A. agreed to merge Banco Central Hispanoamericano, S.A. into Santander, and to change Banco Santander’s name to Banco Santander Central Hispano, S.A.  The shareholders of Santander and Banco Central Hispanoamericano, S.A. approved the merger on March 6, 1999, at their respective general meetings.  The merger and the name change were registered with the Mercantile Registry of Santander, Spain, by the filing of a merger deed.  Effective April 17, 1999, Banco Central Hispanoamericano, S.A. shares were extinguished by operation of law and Banco Central Hispanoamericano, S.A. shareholders received new Banco Santander shares at a ratio of three shares of Banco Santander, S.A. for every five shares of Banco Central Hispanoamericano, S.A. formerly held.  On the same day, Banco Santander, S.A. changed its legal name to Banco Santander Central Hispano, S.A.

The general shareholders’ meeting held on June 23, 2007 approved the proposal to change the name of the Bank to “Banco Santander, S.A.”

The general shareholders’ meeting held on March 22, 2013 approved the merger by absorption of Banco Español de Crédito, S.A. (Banesto) and Banco Banif, S.A.

On June 7, 2017, Santander acquired the entire share capital of Banco Popular Español, S.A. in an auction in connection with a resolution plan adopted by the European Single Resolution Board (the European banking resolution authority or “SRB”) and executed by the FROB (the Spanish banking resolution authority) following a determination by the European Central Bank that Banco Popular was failing or likely to fail, in accordance with Regulation (EU) No 806/2014 of the European Parliament and of the Council of July 15, 2014, Directive 2014/59/EU of the European Parliament and of the Council of May 15, 2014 and Law 11/2015 of June 18, for the recovery and resolution of credit institutions and investment firms.

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

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

Our principal acquisitions and dispositions in 2017, 2016 and 2015 were as follows:

i. Acquisition of Banco Popular Español, S.A.

On June 7, 2017, as part of our growth strategy in the markets where we operate, we acquired 100% of the share capital of Banco Popular as a result of a competitive sale process organized in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution:

-

All the shares of Banco Popular outstanding at the closing of market on June 7, 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular were converted into undisposed reserves.

-	All the regulatory capital instruments Tier 2 issued by Banco Popular were converted into newly issued shares of Banco Popular, all of which were acquired by us for a total consideration of one euro.

The transaction has been approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated, except for the pending approval for the acquisition of certain affiliates of Banco Popular located in United States.

The amount contributed by this business to our net profit from the acquisition date, and the impact on our net profit resulting from the transaction assuming it had been made on January 1, 2017 are not material.

ii. Sale agreement of Banco Popular’s real estate business

On August 8, 2017, we announced that Banco Popular had executed the agreements with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions.

Closing of the transaction involved the creation of a series of companies, in which Blackstone has a 51% interest and Banco Popular the remaining 49%, to which Banco Popular and some of its affiliates transferred the Business and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. (“Aliseda”). The valuation attributed to the assets of the Business (real estate assets, non-

performing loans and real estate companies, not including Aliseda) was approximately €10 billion. From closing, Blackstone has undertaken the management of the Business.

iii. Purchase of the shares to DDFS LLC in SCUSA

On July 2, 2015, we announced that we had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.

On November 15, 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, we completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of US$ 942 million (€800 million), which have caused a decrease of €492 million in the non-controlling interests balance and a reduction of €307 million in other reserves. After this transaction, our participation in SCUSA increased to approximately 68.12%.

iv. Agreement with Santander Asset Management

a)	Acquisition 50% Santander Asset Management

On November 16, 2016, after the agreement with Unicredit Group on July 27, 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, we announced that we had reached an agreement with Warburg Pincus ("WP") and General Atlantic ("GA") under which we would acquire 50% of Santander Asset Management.

We disbursed a total amount of €545 million and assumed financing of €439 million, with the business combination having generated a goodwill of €1,173 million and €320 million of "intangible assets - contracts and relationships with customers" identified in the preliminary purchase price allocation, without other value adjustments to net assets of the business. Likewise, the market valuation of the previous participation held did not have an impact on our income statement.

Considering that the main activity of the business is asset management, the main part of its activity is recorded off balance sheet. The main net assets acquired, in addition to the aforementioned intangible assets, are net deposits in credit institutions (€181 million) and net tax assets (€176 million). Given their nature, the fair value of these assets and liabilities do not differ from the book value recorded.

The amount that the business contributed to the revenue and profit attributable to the Group, from the acquisition date and considering the acquisition assuming it had taken place on January 1, 2017 is not material.

b)	Sale participation Allfunds Bank

As part of the transaction, which consisted in the acquisition of the 50% of Santander Asset management that we did not own, Santander, WP and GA agreed to explore different alternatives for the sale of their stake in Allfunds Bank, S.A. ("Allfunds Bank"), including a possible sale or a public offering. On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

On November 21, 2017 we announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank's capital, obtaining an amount of €501 million from the sale of our 25% stake, resulting in gains net of tax of €297 million, which were recognized as gains or losses on disposal of non-financial assets and investments, net, within the income statement.

v. Agreement with Banque PSA Finance

We, through our subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, we would finance this business, under certain circumstances and conditions, from the date on which the transaction was completed.

In January 2015 the related regulatory authorizations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 we acquired 50% of Société Financière de Banque – SOFIB (currently PSA Banque France) and PSA Finance UK Limited for €462 million and €148 million, respectively.

On May 1, 2015, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which we contributed 50% of the share capital, amounting to €23 million. On August 3, we acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (currently Santander Consumer Services,

S.A. and a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for €10 million and €25 million, respectively. On October 1, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which we contributed €181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, the agreement obtained the necessary regulatory authorizations to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). Our disbursement during 2016 amounted to €464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA (currently Santander Finance Arrendamiento Mercantil, S.A.) where 100% of capital is acquired.

During 2016 the new businesses acquired contributed €79 million to our profit. Had the business combination taken place on January 1, 2016, the profit contributed to the Group in 2016 would have been approximately €118 million.

vi. Carfinco Financial Group

On September 16, 2014, we announced that we had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specialized in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. (currently Carfinco Financial Group Inc.) was incorporated, a company 96.4% owned by Banco Santander and 3.6% owned by certain members of the former management group. On March 6, 2015, all of Carfinco was acquired through the aforementioned holding company for €209 million, giving rise to goodwill of €162 million.

In 2015 this business contributed €6 million to our profits. Had the business combination taken place on January 1, 2015, the profit contributed to the Group in 2015 would have been approximately €7 million.

vii. Metrovacesa agreement - Merlin

On June 21, 2016, we reached an agreement with Merlin Properties, SOCIMI, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A.’s property rental asset business in Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A.’s residential rental business in Merlin group current subsidiary, Testa Residencial SOCIMI, S.A. (before, Testa Residencial, S.L.). The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of residual land assets for development and subsequent lease, would be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

On September 15, 2016, the general meetings of shareholders of Merlin Properties, SOCIMI, S.A. and of Metrovacesa, S.A. approved the transaction.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favor of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.

As a result of the integration, we increased our participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

viii. Banco Internacional do Funchal (Banif)

On December 21, 2015, we announced that the Bank of Portugal, as the ruling authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Santander Group.

The transaction was performed through the transfer of a substantial portion (commercial banking business) of the assets and liabilities of BANIF- Banco Internacional do Funchal, S.A. for which we paid €150 million.

These businesses did not contribute materially to the Group’s profit for the year ended December 31, 2015.

ix. Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, we announced that our subsidiary Bank Zachodni WBK S.A., together with Santander had reached an agreement with Deutsche Bank, A.G. for the acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency, and including the acquisition of shares of DB Securities, S.A. (Poland), for an estimated amount of €305 million that will be paid in cash and shares of Bank Zachodni WBK S.A. of new issuance.

The transaction, which is subject to obtaining the corresponding regulatory authorizations and its approval by the general shareholders' meetings of Bank Zachodni WBK S.A. and Deutsche Bank Polska, S.A., will not have a significant impact on our CET1 fully loaded capital.

Capital Increases

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

As of December 31, 2017, our capital had increased by 1,553,812,881 shares, or 10.66% of our total capital as of December 31, 2016, to 16,136,153,582 shares as a result of the following transactions:

•

Capital increase: On July 3, 2017, we announced that our executive committee, acting under the authorization granted to the board of directors by the general shareholders’ meeting held on April 7, 2017, agreed to increase Banco Santander’s share capital by a nominal amount of €729,116,372.50 by issuing 1,458,232,745 new ordinary shares, of the same class and series as the shares currently outstanding, and with pre-emptive subscription rights for shareholders. On July 27, 2017 the capital increase was closed with the new shares issued at their nominal value of 0.50 € plus an issue premium of €4.35 per share, so that the total value of the issuance of new shares was €4.85 per share and the total effective amount of the capital increase (including nominal value and issue premium) was €7,072,428,813.25. The increase aimed to reinforce the Bank’s equity structure to adequately cover the acquisition of 100% of Banco Popular Español, S.A.’s share capital.

•	Scrip Dividend: On November 1, 2017, we issued 95,580,136 shares (0.60% of the share capital) giving rise to a capital increase of €47,790,068.

Recent events

Sale of our stake in WiZink

On March 26, 2018, we announced that our subsidiaries Banco Popular Español, S.A. and Banco Santander Totta, S.A. had reached an agreement with certain entities managed by Värde Partners, Inc. (“Varde”) and WiZink Bank, S.A. (“WiZink”) by virtue of  which (i) Popular will sell to Varde its 49% stake in WiZink; and (ii) Popular and Santander Totta will acquire the debit and credit card business sold through Popular in Spain and Portugal that WiZink had acquired from Popular in 2014 and 2016.

With these transactions we resume Banco Popular’s debit and credit card business which improves the marketing strategy and facilitates the integration of Banco Popular.

We expect that the net effect of both transactions will have a positive impact in our CET 1 fully loaded ratio of approximately 10 basis points, without having any significant impact in our results.

The above transactions remain subject to regulatory authorizations and other customary conditions for this kind of transactions. Closing of the transactions is expected within the second half of 2018.

B. Business overview

At December 31, 2017, we had a market capitalization of €88.4 billion, stockholders’ equity of €94.5 billion and total assets of €1,444.3 billion. At that date we had €848.9 billion in total loans to customers, €777.7 billion in total customer deposits and €166.6 billion in other customer funds under management. As of December 31, 2017, we had 68,223 employees and 6,315 branch offices in Continental Europe, 25,971 employees and 808 branches in the United Kingdom, 88,713 employees and 5,891 branches in Latin America, 17,560 employees and 683 branches in the United States and 1,784 employees in Corporate Activities (for a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees—D. Employees” herein).

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay.

The financial data of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the criteria established by IFRS-IASB, the structure of our operating business areas has been segmented into two levels:

First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas.

The reported segments are:

•

Continental Europe. This covers all retail banking business and corporate banking in this region. This segment includes the following units: Spain (including Banco Popular), Portugal, Poland, Santander Consumer Finance (which includes the consumer business in Europe, including that of Spain, Portugal and Poland) and Real Estate Operations in Spain.

•	United Kingdom. This includes retail and corporate banking conducted by the various units and branches of the Group in the country.
•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and other subsidiaries.
•

United States. This includes the holding company Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International and Santander Investment Securities, as well as Santander’s branch in New York.

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

•

Santander Global Corporate Banking. This business reflects the activities from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Real Estate Operations in Spain. This business includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the Corporate Center. This incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through securities issues.

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

First level (or geographic):

Continental Europe

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2017, it accounted for 46% of total customer deposits, 45% of total loans to customers and 32% of the total operating areas’ profit attributable to the Parent bank.

The area had 6,315 branches and 68,223 employees (direct and assigned) of which 3,304 were temporary employees, at the end of 2017.

The euro area GDP growth increased from 1.8% in 2016 to 2.4% in 2017. The economy improved in the majority of the countries mainly due to the increase in the internal demand and exports. The unemployment rate fell to 8.8%, but is still higher than the levels observed pre-crisis. The European Central Bank (ECB) made no changes to the official interest rates since inflation remained at 1.5%.

In 2017, this segment obtained profit attributable to the Parent of €2,831 million, an increase of €232 million or 9% as compared to 2016, mainly due to the increase of €1,657 million in total income.

Spain

We have a solid retail presence in Spain (4,620 branches) which is reinforced with global businesses in key products and segments (corporate banking, private banking, asset management, insurance and cards). At December 31, 2017 we had a total of 34,499 employees (direct and assigned), of which 3 employees were temporary. Banco Popular contributes 11,583 employees, of which 3 employees were temporary, and 1,777 branches.

Spanish GDP growth in 2017 decreased to 3.1% from 3.3% in 2016. GDP growth exceeded 3% for the third straight year. Meanwhile, healthy job creation figures brought down unemployment (16.6%). Growth is currently well-balanced, with no inflationary pressures.

In 2017, profit attributable to the Parent bank in Spain (including Banco Popular) was €1,143 million, a €121 million increase as compared to 2016. Banco Popular presented a loss attributable to the parent bank of -€37 million mainly due to the impact of the integration costs by €300 million net of taxes.

At December 31, 2017, Banco Popular included Banco Popular Portugal (which merged with Banco Santander Totta, S.A.) and Total Bank in the United States (a retail and commercial bank based in Florida which we agreed to sell).

The main line items of Banco Popular’s contribution to Spain for the period from June 7, 2017 to December 31, 2017 are the following: interest income / (charges) €1,003 million, net fees and commissions €288 million, total income €1,309 million, operating expenses -€873 million, impairment on loans -€114 million and loss attributable to the Parent €37 million, including €300 million of integration costs (net of tax).

Spain excluding Banco Popular contributed profit attributable to the Parent bank of €1,180 million, a €157 million or 15% increase as compared to 2016. Of note were the following:

•

Interest income / (charges) decreased €169 million or 5%, affected by low interest rates, asset repricings and competitive pressure. On the other hand, net fees and commissions increased a €287 million or 16%, mainly due to the higher customer loyalty and number of transactions, as well as the contribution made by corporate banking.

•

Administrative expenses and depreciation and amortization decreased by €37 million or 1% after absorbing costs associated with the launch of Openbank and the impact of the integration of a company that manages point of sale terminals. This 1% decrease is the result of efficiency plans from previous years.

•	Impairment on loans decreased €72 million or 12% due to better credit quality and the improvement in the economic cycle.

In 2017, Spain’s loans and advances to customers increased by 50% and customer deposits increased by 46% mainly due to the acquisition of Banco Popular (Spain excluding Banco Popular contributed a 1% and 10% increase to loans and deposits, respectively).

Spain excluding Banco Popular had a non-performing loans (“NPL”) ratio of 4.72%, a 69 basis points decrease as compared to 2016, and a coverage ratio of 45.9% as compared to 48.3% in 2016. Banco Popular’s NPL ratio was 10.75% and the coverage ratio 48.7%.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2017, Portugal had 563 branches and 5,895 employees (direct and assigned), of which 30 employees were temporary.

The Portuguese GDP growth increased from 1.5% in 2016 to 2.6% in 2017. Notable pick-up in growth in 2017 on the back of internal demand. Employment growth surpassing 3% and sharp reduction in unemployment (8.5%). Inflation remained moderate. The debt of the private sector continued to drop and the public deficit ended the year at 1.5% of GDP.

In 2017, Santander Totta’s profit attributable to the Parent bank was €440 million, a €41 million or 10% increase from 2016, mainly due to the reduction in administrative expenses and depreciation and amortization (€39 million or 7%) and impairment on loans (€66 million).  In addition, fees and commissions increased by €27 million or 9% due to an improvement in customer loyalty and number of transactions.

On the other hand, interest income/charges decreased €36 million or 5%, because the positive effect of the cost reduction on deposits did not compensate the reduction in income from lending activity due to the prevailing low interest rates and the reduced weighting of public debt on the Bank’s balance sheet. Gains/losses on financial assets and liabilities decreased by €28 million or 25% due to the lower earnings on the sale of ALCO portfolios.

In 2017, loans and advances to customers increased by 11% (mainly due to mortgages and loans to businesses) and customer deposits increased by 1%, which underscores the Bank's solid position within the Portuguese financial system.

The NPL ratio decreased at the end of 2017 to 5.71% as compared to 8.81% at the end of 2016 and the coverage ratio stood at 59.1% compared to 63.7% in December 2016.

Poland

At the end of 2017, Poland had 576 branches and 11,572 employees (direct and assigned), of which 1,670 employees were temporary.

Poland’s GDP growth was 4.6% in 2017 as compared to 2.9% in 2016. Strong growth in 2017 on the back of private consumption and the external sector. Unemployment at an all-time low (4.7%) and inflation at 2.5%. The central bank kept its official rate unchanged at 1.5%.

On December 14, 2017, we announced the acquisition of Core Deutsche Bank Polska & DB Securities S.A. The deal is expected to be completed in the fourth quarter of 2018 once all regulatory authorizations have been obtained (see “Item 4. - Acquisitions, Dispositions, Reorganizations - Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.”).

Profit attributable to the Parent bank was €300 million, a €28 million or 10% increase as compared to 2016, (excluding the exchange rate impact it increased by 8%). These results were impacted by the tax increase stemming from the non-deductibility of the expense paid to the BFG (Polish deposit guarantee fund).

Interest income / charges increased €95 million or 11% (excluding the exchange rate impact it increased by 9%) due to an increase in the volume of activity while fees and commissions income increased €43 million or 11% (8% excluding the exchange rate impact). Gains on financial assets and liabilities decreased €32 million due to lower sale of ALCO portfolios.

Administrative expenses and depreciation and amortization increased by 5% (2% excluding the exchange rate impact mainly due to a 3% increase in personnel costs, meanwhile, amortization and depreciation decreased 3%).

Impairment on loans decreased €8 million reflecting the significant improvement in credit quality.

Loans and advances to customers and customer deposits increased by 11% and 6%, respectively, as compared to 2016 (5% and 1% excluding the exchange rate impact), driven by both the corporate segment and the individual customers segment. The NPL ratio decreased 85 basis points to 4.57% and the coverage ratio increased to 68.2% from 61.0% in 2016.

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

In 2017, the main European markets in which Santander Consumer Finance operates presented growth in their economies.

In terms of business activity, Santander Consumer Finance continued to execute new agreements with both retail distributors and manufacturers by assisting them with their commercial transformation and therefore increasing the value proposition offered to the end customer.

At the end of 2017, this unit had 546 branches and 15,131 employees (direct and assigned), of which 1,299 employees were temporary.

In 2017, this unit generated €1,168 million in profit attributable to the Parent bank, a €75 million or 7% increase compared with 2016. Attributable profit was especially strong compared with 2016 in Poland, Spain and Italy. The increase in profit attributable to the Parent bank is mainly due to a €222 million or 5% increase in total income and a €121 million or 31% decrease in impairment on loans due to the performance of credit risk and the positive impacts of the portfolio sales completed in the year.

On the other hand, administrative expenses and depreciation and amortization increased by €74 million or 4%, in line with the business. In addition, the charge of €85 million to cover integration costs, mainly related to the commercial networks in Germany, had a negative impact in the income statement of 2017.

Lending rose 6% compared with 2016, with new loans increasing by 9%, spurred by the vehicle business. Growth was across the board at almost all units. Customer deposits increased by 1%.

The NPL ratio decreased 18 basis points to 2.50%, while the coverage ratio decreased to 101.4% in 2017 from 109.1% in 2016.

Real Estate Operations in Spain

The segment includes loans to real-estate developers, for which a specialized management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB), the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— vii. Metrovacesa agreement – Merlin”.

The Group’s strategy in recent years has been directed at reducing these assets, mainly loans and foreclosed assets. Net loans totaled €1,001 million, which was 50% less than in 2016 and accounted for 0.1% of the Group’s loans and less than 1% of those of Spain.

In 2017, this segment had €303 million of losses attributable to the Parent bank, a €23 million decrease in losses as compared to 2016, mainly due to the lower need for write-downs.

United Kingdom

As of December 31, 2017, the United Kingdom accounted for 30% of the total customer deposits, 29% of total loans to customers and 17% of the total operating areas’ profit attributable to the Parent bank.

At the end of 2017, we had 808 branches and 25,971 employees (direct and assigned), of which 294 employees were temporary, in the United Kingdom.

UK’s GDP growth decreased in 2017 to 1.7% as compared to 1.9% in 2016. While the economy has withstood the uncertainty surrounding Brexit, it has shown a certain slowdown in growth. The country boasted full employment in 2017 and inflation, at around 3%, exceeded the target of 2%. The Bank of England increased its official interest rate by 25 basis points in November 2017, marking its first increase in over ten years and reversing its move to lower rates following the referendum. At December 2017, the official interest rate was 0.5%.

In 2017, Santander UK contributed €1,498 million of profit attributable to the Parent bank, a €182 million or 11% decrease (-4% excluding the exchange rate impact) as compared to 2016.

Total income decreased by €100 million or 2% in 2017; however, excluding the exchange rate impact it increased by 5%. Interest income / (charges) decreased €41 million; excluding the exchange rate impact it increased by €255 million or 6% driven mainly by the improvement in the margin on borrowing activity. Net fees and commissions decreased by €28 million or 3%; excluding the exchange rate impact they increased by 4% due to the rise in commissions on retail banking transactions and on digital and internal payments in the commercial banking segment.

Administrative expenses and depreciation decreased €105 million or 4% in 2017 (3% increase excluding the exchange rate impact). They remained under control despite inflationary pressures and costs of €92 million resulting from the banking reform process. The increase in investments in business growth and in improving digital channels was partially offset by the improvements made on operational efficiency.

Provisions (net) increased by €153 million or 55%, mainly concerning allowances to cover potential claims in connection with payment protection insurance (PPI) products and impairment losses increased €133 million mainly due to a single credit at Global Corporate Banking.

As of December 31, 2017, loans and advances to customers decreased by 3% (+0.5% excluding the exchange rate impact), and customer deposits increased 9% (+13% excluding the exchange rate impact). The NPL ratio decreased 8 basis points to 1.33% and the coverage ratio decreased to 32.0% from 32.9% in 2016.

Latin America

At December 31, 2017, we had 5,891 branches and 88,713 employees (direct and assigned) in Latin America, of which 2,362 were temporary employees. At that date, Latin America accounted for 18% of the total customer deposits, 17% of total loans to customers and 48% of the total operating areas’ profit attributable to the Parent bank.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2017		Percentage held at December 31, 2017
Banco Santander (Brasil), S.A.	89.68	Banco Santander, S.A. (Uruguay)	100.00
Banco Santander Chile	67.12	Banco Santander Perú, S.A.	100.00
Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.06	Banco Santander Río, S.A. (Argentina)	99.30
Banco Santander de Negocios Colombia S.A.	100.00

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

Profit attributable to the Parent bank from Latin America in 2017 was €4,284 million, a €898 million or 27% increase as compared to 2016 (+24% excluding the exchange rate impact). Total income increased by €3,709 million or 20%, driven mainly by a €2,599 million or 19% (+16% excluding the exchange rate impact) increase in interest income / charges reflecting volumes growth and good management of spreads, despite the different behavior of interest rates.

Administrative expenses and depreciation and amortization increased by €1,002 million or 13% (10% excluding the exchange rate impact). Impairment on loans increased 1% (decreased 3% excluding the exchange rate impact), reflecting the improvement in the credit quality.

Profit increased in six of the seven units, with Brazil, the largest contributor to the Group profit, increasing the profit attributable to the Parent by 34% in local currency.

As of December 31, 2017, loans and advances to customers decreased by 4%; however, excluding the exchange rate impact they increased by 8%. Customer deposits decreased by 2% as compared to 2016; excluding the exchange rate impact customer deposits increased by 11%. The NPL ratio stood at 4.50 (decreased 31 basis point from 2016) and the coverage ratio was 84.8% (increased 2.5 percentage points from 2016) at December 31, 2017.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brasil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. The institution operates in the main regions, with 3,465 branches, 47,135 employees (direct and assigned), all of which were hired on a full time basis.

GDP growth in Brazil improved from -3.6% in 2016 to +1% in 2017. The economy recorded a gradual recovery throughout 2017, driven by consumption and investment. Inflation remained below 3%. The central bank continued to cut the Selic rate to 7%.

Profit attributable to the Parent bank from Brazil in 2017 was €2,544 million, a €758 million or 42% increase as compared to 2016 (+34% excluding the exchange rate impact). Total income increased by €2,953 million or 26% compared with 2016 (18% excluding the exchange rate impact) as result of advances in our commercial dynamics and increased participation of the retail units. Interest income/charges increased €2,016 million or 25% (+17% excluding the exchange rate impact) driven by rising volumes and spreads of credits and deposits while net fees and commissions increased by €700 million or 24% (16% excluding the exchange rate impact) mainly due to current accounts, cards and insurances activity.

Administrative expenses and depreciation and amortization increased by €605 million or 14%; excluding the exchange rate impact they increased by 7%, in line with the business growth and ongoing investments.

Impairment on loans increased by €18 million; however, excluding the exchange rate impact they decreased by €204 million, reflecting the improvement of credit quality.

During 2017, total loans and advances to customers decreased by 7%, (excluding the exchange rate impact they increased by 8%). Customer deposits decreased 3% as compared to 2016 (excluding the exchange rate impact increased 12%). At December 31, 2017 the NPL ratio was 5.29% as compared to 5.90% one year earlier while the coverage ratio decreased 50 basis points at 92.6%.

The noteworthy performance of Santander Brasil in 2017 follows the commercial strategy implemented in the last 3 years.

Mexico.  Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. As of December 31, 2017, it had 1,401 branches throughout the country and 18,557 employees (direct and assigned), of which 2,166 were temporary.

GDP growth in Mexico slowed from 2.3% in 2016 to 2.1% in 2017 mainly due to a lower internal demand. Inflation rose to 6.8% and the central bank increased the official rate by 150 basis points to 7.25%.

Profit attributable to the Parent bank from Mexico in 2017 was €710 million, a €81 million or 13% increase (+16% excluding the exchange rate impact) basically due to total income that increased €258 million or 8% (+11% excluding the exchange rate impact). Interest income/charges increased by €216 million or 9% (+13% excluding the exchange rate impact) mainly due to growth in loans and deposits and the impact of the higher official interest rates.

Administrative expenses and depreciation and amortization increased by €108 million or 8% (excluding the exchange rate impact they increased by 12%) mainly due to the cost of the implementation of strategic initiatives (technology tools), which included a three-year investment plan.

As of December 31, 2017, loans and advances to customers decreased by 3% (+5% excluding the exchange rate impact), and customer deposits increased 5% (+14% excluding the exchange rate impact).

At December 31, 2017, the NPL ratio decreased by 7 basis points to 2.69%, while the coverage ratio decreased 6.3 percentage points to 97.5% as compared 2016.

Chile. Banco Santander Chile is the leading private sector bank in Chile in terms of assets, with a particular focus on retail activity (individuals and SMEs). As of December 31, 2017, Banco Santander Chile had 439 branches and 11,675 employees (direct and assigned), all of which were hired on a full time basis.

GDP growth in Chile decreased in 2017 to 1.5% from 1.6% in 2016. The economy improved from mid-2017 onward. Inflation ended the year at 2.3%, below the 3% target, and the central bank lowered the official rate by 100 basis points to 2.5%.

Profit attributable to the Parent bank from Chile in 2017 was €586 million, a €72 million or 14% increase as compared to 2017 (+12% excluding the exchange rate impact). Total income rose 4% in 2017 (+2% excluding the exchange rate impact). Interest income/charges increased 2% (stable excluding the exchange rate impact) and net fees and commissions increased 11% (+9% excluding the exchange rate impact) due to increased engagement in retail banking and growth in the cash management business, as well as consultancy in the business and Global Corporate Banking segment.

Administrative expenses and depreciation and amortization increased by €39 million or 4% (+2% excluding the exchange rate impact), mainly due to increased depreciation and amortization charges, generated by investments in branches and technology over the year. Impairment on loans decreased by €52 million or 10% (-12% excluding the exchange rate impact) due to the improvement in the credit quality and mainly in the individuals portfolio.

In 2017, customer loans decreased 1% (+3% in local currency) and customer deposits decreased 5% (-1% in local currency) as compared to 2016.

At December 31, 2017, the NPL ratio decreased 9 basis points to 4.96% while the coverage ratio was 58.2%.

Argentina. Santander Río is the country’s leading private sector bank in terms of assets and loans. Citibank’s retail network was acquired in Argentina on March 31, 2017, and its integration was completed within five months. This acquisition, combined with organic growth, positioned Santander Río as the leading private bank in Argentina.

At December 31, 2017, we had 482 branches and 9,277 employees in Argentina, of which 174 were temporary.

In 2017, GDP growth in Argentina improved from -2.2% in 2016 to +3.0% in 2017. The economic recovery was mainly due to higher investment and private consumption. Inflation stabilized at around 2.0% monthly and the central bank increased the official interest rate by 400 basis points to 28.75% reflecting its commitment to ensure price stability.

Profit attributable to the Parent bank was €359 million in 2017 and 2016; however excluding the exchange rate impact it increased by 14% mainly due to interest income / (charges) and in fees and commissions (increased 58% and 43%, respectively). Administrative expenses and depreciation and amortization increased by 49% in local currency. All the variations were affected by the acquisition of Citibank’s retail network.

In 2017, customer loans increased 12% (51% in local currency) and customer deposits increased 6% (44% in local currency) as compared to 2016.

The NPL ratio increased 101 basis points to 2.50% and the coverage ratio decreased from 142.3% in 2016 to 100.1% in 2017.

Uruguay. The Group continued to be the country’s leading private sector bank, focusing on growing in retail banking and improving efficiency and the quality of service. Overall, the Group had 102 branches and 1,721 employees, of which 22 were temporary.

The Uruguayan economy showed a solid recovery in 2017, with an estimated GDP growth of 3.0% (1.4% in 2016). The main drivers were private consumption and exports. Inflation moderated in 2017 to 6.6% from 8.1% in 2016, falling within the target range of the central bank (3% -7%).

Profit attributable to the Parent bank was €103 million in 2017, a 23% increase as compared to 2016 (+19% excluding the exchange rate impact), mainly due to the €43 million increase of interest income / (charges).

Peru. As of December 31, 2017, Banco Santander Perú, S.A. had 1 branch and 181 employees. The unit’s activity is focused on local corporate banking as well as providing services to the Group’s global customers.

The economy slowed down in 2017 with an estimated growth of 2.7% (4.0% in 2016) although there were signs of some recovery in the second half of the year. Inflation has been at reduced rates, of 1.4% in December 2017 (3.2% in 2016) and the central bank reduced the official rate in 100 basis points in 2017 to 3.25%.

Profit attributable to the Parent bank from Peru reached €40 million as compared to €37 million in 2016.

Colombia. Grupo Santander in Colombia focuses on global corporate banking, large companies and companies. It combines local and global reach and is continuously providing more services and products for these customers. The Group concentrates on developing treasury solutions, risk coverage, basic financing, project finance, M&A, deposits, accounts and confirming, among others.

In 2017 profit attributable to the Parent bank was €6 million, compared to loss attributable to the Parent bank by €18 in 2016.

United States

At the end of 2017, we had 683 branches and 17,560 employees (direct and assigned), none of them temporary.

The U.S. GDP growth increased from 1.5% in 2016 to 2.3% in 2017. Economic growth picked up while core inflation stood at 1.5%. Unemployment was down to 4.1%. The Federal Reserve raised its key rate in 75 basis points.

This segment includes the holding company Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International and Santander Investment Securities, as well as Santander’s branch in New York.

2017 was an important year for Santander US from a regulatory point of view. SHUSA passed the Federal Reserve’s stress tests in both the quantitative and qualitative aspects, with no objections raised against the capital plan. This will allow the country to focus on improving profitability, reducing costs and optimizing the capital structure.

The U.S. segment accounted for 7% of total customer deposits, 8% of total loans to customers and 4% of the total operating areas’ profit attributable to the Parent bank.

Profit attributable to the Parent bank from United States in 2017 was €332 million, a €63 million or 16% decrease as compared to 2016. This decrease was partly due to events that amounted to -€76 million in 2017 (mainly due to the negative effect of the hurricanes partially offset by the positive impact of the tax reform).

Total income decreased 8% as compared to 2016, mainly due to lower interest income/charges for Santander Consumer USA as a result of a business mix shift towards a lower risk profile, partially offset by lower provisions. Santander Bank, however, posted growth, supported by rising interest rates and lower financing costs, following balance optimization efforts.

Administrative expenses and depreciation and amortization increased by €77 million or 2% as a result of investments in Santander Consumer USA and Santander Holdings, while costs for Santander Bank were flat.

Finally, impairment on loans decreased 13% due to change in the portfolio mix and lower volumes for Santander Consumer USA.

As of December 31, 2017, loans and advances to customers and customer deposits decreased by 16% and 21% respectively (excluding the exchange rate impact decreased by 4% and 10%).

For 2017, the NPL ratio increased 51 basis points to 2.79%. The coverage ratio decreased from 214.4% in 2017 to 170.2% in 2017.

Second or business level:

Commercial Banking

In 2017, profit attributable to the Parent bank (including Banco Popular) was €7,427 million, an increase of €1,130 million or 18% as compared to 2016 basically due to the increase in interest income/charges (€3,614 million or 12%) and fees and commissions (€1,262 or 14%) partially offset by the increase in administrative expenses and depreciation and amortization (€1,848 million or 10%).

In 2017, Commercial Banking generated 89% of the operating areas’ total income and 83% of profit attributable to the Parent bank. This segment had 191,769 employees as of December 31, 2017 (of which 11,583 employees from Banco Popular).

The results of commercial banking were affected by the acquisition of Banco Popular on June 7, 2017 (see “Item 4. - Acquisitions, Dispositions, Reorganizations - Acquisition of Banco Popular Español, S.A.”). The main line items of Banco Popular’s contribution to commercial banking for the period from June 7, 2017 (acquisition date) to December 31, 2017 are the following: interest income / (charges) €1,003 million, net fees and commissions €288 million, total income €1,309 million, operating expenses -€873 million, impairment on loans -€114 million and loss attributable to the Parent €37 million, including €300 million of integration costs (net of tax).

Santander maintains a clear and consistent commercial transformation strategy. The three main pillars of the transformation program are as follows:

1. Improving customer loyalty and satisfaction.
2. Digital transformation of channels, products and services.
3. Further driving customer satisfaction and the customer experience by striving for operational excellence, with new, more efficient and simpler multi-channel processes.

Santander Global Corporate Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

Global Corporate Banking generated 11% of total income and 20% of the profit attributable to the Parent bank in 2017. This segment had 8,194 employees at December 31, 2017.

Profit attributable to the Parent bank in 2017 was €1,821 million, a decrease of €268 million or 13% as compared to 2016. Total income decreased  €273 million or 5%, mainly due to the interest income / charges decrease by €303 million or 11%, partially offset by fees and commissions (increased by €162 million or 11%) generated mainly by the Corporate Finance and Global Transaction Banking areas. Administrative expenses and depreciation and amortization increased by 2% and impairments increased by 3%.

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

The main lines of action were:

•	Prioritizing the efficient allocation of capital to the different businesses, and faster balance sheet rotation.
•

Consolidation of the leading position in Latin America and Iberia in debt markets, capital markets, project finance, and financing via export credit agencies (ECAs). Robust growth in M&A operations across the majority of regions, particularly in the Asia-Latin America corridor.

•

Development of two products in the Global Transaction Banking (GTB) business: Reverse factoring based on buy orders and the global Receivables Purchase Program. Both solutions allow our customers to make optimal use of working capital.

•	Greater integration with the retail and commercial banking networks, and strengthening the range of added value products for customers.

•	Maintaining industry-leading cost-to-income levels, thanks to a business model focused on customers, which combines global and local capabilities in risk management, capital and liquidity

Real Estate Operations in Spain

See above under “First level (or geographic)—Continental Europe—  Real Estate Operations in Spain.”

Corporate Center

Loss attributable to the Parent bank from the Corporate Center in 2017 was €2,326 million, a €470 million or 25% increase as compared to 2016.

Results in 2017 were impacted by -€436 million which is the net of the impairment of goodwill and other intangible assets and capital gains from the sale of Allfunds. 2016 was affected by -€417 million; resulting mainly from restructuring costs, including basically a provision for eventual claims related to payment protection insurance (PPI) in the UK and capital gains from the sale of VISA Europe.

Interest income / charges decreased by €112 million from -€739 million in 2016 to -€851 million in 2017, mainly due to higher cost of funding.

At the end of 2017 this area had 1,784 employees.

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

The financial management functions are: (i) Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units. This activity is carried out through diversifying the various sources of funding (issues and others), always maintaining an adequate profile (volumes, maturities and costs). The price at which these operations are conducted with other units of the Group is the market rate (euribor or swap) plus the premium which, in concept of liquidity, the Group supports by immobilizing funds during the term of the operation; (ii) Interest rate risk is also actively managed in order to soften the impact of interest rate changes on interest income / (charges), conducted via derivatives of high quality, high liquidity and low consumption of capital; and (iii) Strategic management of the exposure to exchange rates.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market, see note 52 to our consolidated financial statements.

Selected Statistical Information

The following tables show our selected statistical information.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2017, 2016, 2015, 2014 and 2013 under IFRS-IASB.

Average Balance Sheets and Interest Rates

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the past three years. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities. Prior to 2017 we differentiated between domestic and international balances on the basis of the domicile of the customer. Beginning in 2017 we have adjusted our methodology to focus on the domicile of the applicable Group entity, as described above. We have reflected the average balances and interest rates for the periods ended December 31, 2017, 2016 and 2015 using this new methodology.

You should read the following tables and the tables included under “—Changes in Interest Income / (charges) —Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

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

•We have stated average balances on a net basis, netting our allowances for credit losses; and

•All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

	Year ended December 31,
	2017			2016			2015
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks and credit entities	182,712	3,721	2.04%	163,420	4,478	2.74%	163,299	3,237	1.98%
Domestic	59,335	119	0.20%	47,985	171	0.36%	47,743	182	0.38%
International	123,377	3,602	2.92%	115,435	4,307	3.73%	115,556	3,055	2.64%

Loans and credits	824,226	43,640	5.29%	781,509	42,578	5.45%	785,660	45,445	5.78%
Domestic	220,067	4,828	2.19%	175,751	3,967	2.26%	176,664	4,485	2.54%
International	604,159	38,812	6.42%	605,758	38,611	6.37%	608,996	40,960	6.73%

Debt securities	197,909	7,141	3.61%	181,189	6,927	3.82%	182,385	7,361	4.04%
Domestic	73,166	1,315	1.80%	65,026	1,060	1.63%	67,410	1,389	2.06%
International	124,743	5,826	4.67%	116,163	5,867	5.05%	114,975	5,972	5.19%

Income from hedging operations		507			589			(267)
Domestic		2			56			83
International		505			533			(350)

Other interest		1,032			584			1,422
Domestic		432			194			658
International		600			390			764

Total Interest earning assets	1,204,847	56,041	4.65%	1,126,118	55,156	4.90%	1,131,344	57,198	5.06%
Domestic	352,568	6,696	1.90%	288,762	5,448	1.89%	291,817	6,797	2.33%
International	852,279	49,345	5.79%	837,356	49,708	5.94%	839,527	50,401	6.00%

Other non-interest earning assets	202,834			211,543			214,313

Assets from discontinued operations

Total Average Assets	1,407,681	56,041		1,337,661	55,156		1,345,657	57,198

Note: As of December 31, 2017, 2016 and 2015, Total average assets attributed to international activities accounted for 69%, 72%, and 72%, respectively, of the Groups Total average assets

	Year ended December 31,
	2017			2016			2015
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities and central banks	182,268	2,261	1.24%	161,606	2,114	1.31%	166,712	2,356	1.41%
Domestic	93,873	261	0.28%	76,322	256	0.34%	74,690	284	0.38%
International	88,395	2,000	2.26%	85,284	1,858	2.18%	92,022	2,072	2.25%

Customer Deposits	740,469	11,074	1.50%	679,394	12,885	1.90%	685,075	13,449	1.96%
Domestic	219,194	1,140	0.52%	177,028	936	0.53%	184,150	1,188	0.65%
International	521,275	9,934	1.91%	502,366	11,949	2.38%	500,925	12,261	2.45%

Marketable debt securities (*)	216,720	6,651	3.07%	221,814	7,768	3.50%	217,686	7,899	3.63%
Domestic	74,029	1,489	2.01%	71,402	1,484	2.08%	70,615	1,892	2.68%
International	142,691	5,162	3.62%	150,412	6,284	4.18%	147,071	6,007	4.08%

Other interest bearing liabilities	8,159	198	2.43%	8,458	201	2.38%	9,056	270	2.98%
Domestic	6,102	100	1.64%	6,470	117	1.81%	6,873	137	1.99%
International	2,057	98	4.76%	1,988	84	4.23%	2,183	133	6.09%

Expenses from hedging operations		(234)			(355)			(410)
Domestic		(27)			(166)			(307)
International		(207)			(189)			(103)

Other interest		1,795			1,454			822
Domestic		399			286			429
International		1,396			1,168			393

Total interest bearing liabilities	1,147,616	21,745	1.89%	1,071,272	24,067	2.25%	1,078,529	24,386	2.26%
Domestic	393,197	3,362	0.86%	331,220	2,913	0.88%	336,328	3,623	1.08%
International	754,419	18,383	2.44%	740,052	21,154	2.86%	742,201	20,763	2.80%

Other non-interest bearing liabilities	155,072			166,026			166,625

Non-Controlling interest	12,356			11,622			10,283

Stockholders' Equity	92,637			88,741			90,220

Liabilities from discontinued operations

Total average liabilities and Stockholders	1,407,681	21,745		1,337,661	24,067		1,345,657	24,386

Note: As of December 31, 2017, 2016 and 2015, Total average liabilities attributed to international activities accounted for 65%, 67% and 67%, respectively, of the Group’s Total average liabilities.

(*) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.

Changes in Interest Income / (charges)—Volume and Rate Analysis

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for 2017 compared to 2016 and 2016 compared to 2015. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

	Year ended December 31,
	2017 / 2016
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	315	(1,072)	(757)
Domestic	34	(86)	(52)
International	281	(986)	(705)

Loans and credits	873	189	1,062
Domestic	975	(114)	861
International	(102)	303	201

Debt securities	557	(343)	214
Domestic	140	115	255
International	417	(458)	(41)

Income from hedging operations	(82)	0	(82)
Domestic	(54)	0	(54)
International	(28)	0	(28)

Other interest	448	0	448
Domestic	238	0	238
International	210	0	210

Total Interest earning assets	2,111	(1,226)	885
Domestic	1,333	(85)	1,248
International	778	(1,141)	(363)

	Year ended December 31,
		2016 / 2015
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	(2)	1,243	1,241
Domestic	1	(12)	(11)
International	(3)	1,255	1,252

Loans and credits	(240)	(2,627)	(2,867)
Domestic	(23)	(495)	(518)
International	(217)	(2,132)	(2,349)

Debt securities	13	(447)	(434)
Domestic	(48)	(281)	(329)
International	61	(166)	(105)

Income from hedging operations	856	0	856
Domestic	(27)	0	(27)
International	883	0	883

Other interest	(838)	0	(838)
Domestic	(464)	0	(464)
International	(374)	0	(374)

Total Interest earning assets	(211)	(1,831)	(2,042)
Domestic	(561)	(788)	(1,349)
International	350	(1,043)	(693)

		Year ended December 31,
		2017 / 2016
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	122	25	147
Domestic	53	(48)	5
International	69	73	142

Customer Deposits	656	(2,467)	(1,811)
Domestic	220	(16)	204
International	436	(2,451)	(2,015)

Marketable debt securities	(257)	(860)	(1,117)
Domestic	54	(49)	5
International	(311)	(811)	(1,122)

Other interest bearing liabilities	(3)	0	(3)
Domestic	(6)	(11)	(17)
International	3	11	14

Expenses from hedging operations	121	0	121
Domestic	139	0	139
International	(18)	0	(18)

Other interest	341	0	341
Domestic	113	0	113
International	228	0	228

Total interest bearing liabilities	980	(3,302)	(2,322)
Domestic	573	(124)	449
International	407	(3,178)	(2,771)

		Year ended December 31,
		2016 / 2015
Volume and rate analysis	Increase (Decrease) due to changes in
	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	(142)	(100)	(242)
Domestic	6	(34)	(28)
International	(148)	(66)	(214)

Customer Deposits	(9)	(555)	(564)
Domestic	(44)	(208)	(252)
International	35	(347)	(312)

Marketable debt securities	159	(290)	(131)
Domestic	21	(429)	(408)
International	138	139	277

Other interest bearing liabilities	(19)	(50)	(69)
Domestic	(8)	(12)	(20)
International	(11)	(38)	(49)

Expenses from hedging operations	55	0	55
Domestic	141	0	141
International	(86)	0	(86)

Other interest	632	0	632
Domestic	(143)	0	(143)
International	775	0	775

Total interest bearing liabilities	676	(995)	(319)
Domestic	(27)	(683)	(710)
International	703	(312)	391

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets - Yield Spread
	Year ended December 31,
	2017	2016	2015
	(in millions of euros, except percentages)
Average interest earning assets	1,204,847	1,126,118	1,131,344
Domestic	352,568	288,762	291,817
International	852,279	837,356	839,527

Interest and similar income	56,041	55,156	57,198
Domestic	6,696	5,448	6,797
International	49,345	49,708	50,401

Interest income / (charges) (1)	34,296	31,089	32,812
Domestic	3,334	2,535	3,174
International	30,962	28,554	29,638

Gross yield (2)	4.65%	4.90%	5.06%
Domestic	1.90%	1.89%	2.33%
International	5.79%	5.94%	6.00%

Net yield (3)	2.85%	2.76%	2.90%
Domestic	0.95%	0.88%	1.09%
International	3.63%	3.41%	3.53%

Yield spread (4)	2.76%	2.65%	2.79%
Domestic	1.04%	1.01%	1.25%
International	3.35%	3.08%	3.21%

(1)Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See “Income  Statement” on page 9 of this annual report.

(2)Gross yield is the quotient of interest income divided by average earning assets.

(3)Net yield is the quotient of interest income / (charges) divided by average earning assets.

(4)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—interest income / (charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	IFRS – IASB
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2016	2015
ROA: Return on average total assets	0.58%	0.56%	0.55%
ROE: Return on average stockholders’ equity	7.14%	6.99%	6.61%
ROTE: Return on average tangible equity (*)	10.41%	10.38%	9.99%
PAY-OUT: Dividends per average share as a percentage of profit attributable to the Parent per average share (**)	45.29%	39.79%	38.02%
Average stockholders’ equity as a percentage of average total assets	6.58%	6.63%	6.70%

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

(**)  The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €543 million, €579 million and €607 million, for 2017, 2016 and 2015, respectively. The pay-out ratio for 2017 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2018.

Interest-Earning Assets

The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets
	Year ended December 31,
	2017	2016	2015

Cash and due from central banks and credit entities	15.16%	14.51%	14.43%
Domestic	4.92%	4.26%	4.22%
International	10.24%	10.25%	10.21%

Loans and credits	68.41%	69.40%	69.44%
Domestic	18.27%	15.61%	15.62%
International	50.14%	53.79%	53.83%

Debt securities	16.43%	16.09%	16.12%
Domestic	6.07%	5.77%	5.96%
International	10.35%	10.32%	10.16%

The following tables show our short-term funds deposited with other banks and central banks at each of the dates indicated.

	At December 31,
Central Banks-	2017	2016	2015	2014	2013
	(in millions of euros)

Time deposits	17,359	14,445	9,958	4,796	8,515
Reverse repurchase agreements	8,919	13,528	7,379	7,018	4,591
Impaired assets	-	-	-	-	-
Valuation adjustments for impairment	-	-	-	-	-
	26,278	27,973	17,337	11,814	13,106

	At December 31,
Credit Institutions-	2017	2016	2015	2014	2013
	(in millions of euros)

Time deposits	8,169	6,577	7,875	8,844	16,841
Reverse repurchase agreements	21,765	20,867	37,744	39,807	29,702
Non-loan advances	21,232	21,281	19,580	20,842	18,273
Impaired assets	4	4	13	60	28
Valuation adjustments for impairment	(18)	(15)	(19)	(79)	(37)
	51,152	48,714	65,193	69,474	64,807

TOTAL:	77,430	76,687	82,530	81,288	77,913

Investment Securities

At December 31, 2017, the book value of our investment securities was €226.4 billion (representing 16% of our total assets). These investment securities had a yield of 3.71% compared with a yield of 3.64% in 2016 and a yield of 3.81% in 2015. Approximately €59.2 billion, or 26.1%, of our investment securities at December 31, 2017 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	Year Ended December 31,
	2017	2016	2015
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	57,362	43,985	44,582
Other domestic issuer:
Public authorities	1,826	1,712	1,204
Other domestic issuer	5,271	6,146	7,237
Total domestic	64,459	51,843	53,023
International-
United States:
U.S. Treasury and other U.S. Government agencies	11,288	12,651	9,057
States and political subdivisions	180	407	703
Other securities	8,194	10,567	12,023
Total United States	19,662	23,625	21,783
Other:
Governments	87,748	90,005	78,585
Other securities	27,482	25,839	26,739
Total Other	115,230	115,844	105,324
Total International	134,892	139,469	127,107

Total Debt Securities	199,351	191,312	180,130

Equity securities
Domestic	4,981	3,826	3,470
International-
United States	839	1,070	1,340
Other	21,256	15,634	18,894
Total international	22,095	16,704	20,234
	-	-	-
Total Equity Securities	27,076	20,530	23,704
	-	-	-
Total Investment Securities	226,427	211,842	203,834

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2017 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2017
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders' equity:
Spanish Government	59,188	59,218
Brazilian Government	34,940	34,949
UK Government	10,717	10,775
Mexican Government	9,478	9,478

Near 10% of stockholder´s equity:
Portuguese Government	7,892	7,899
Polish Government	6,619	6,619

The following table shows the maturities of our debt securities as of December 31, 2017.

	Year Ended December 31, 2017
			Maturing		Maturing
	Maturing	Yield	Between	Yield	Between	Yield	Maturing	Yield
	Within	Within	1 and	1 and	5 and	5 and	After	After
	1 Year	1 Year	5 Years	5 Years	10 Years	10 Years	10 Years	10 Years	Total
Debt securities	(in millions of euros)
Domestic:
Spanish Government	10,248	-0.04%	9,267	1.16%	23,899	1.61%	13,947	3.60%	57,362
Other domestic issuer:
Public authorities	94	1.53%	98	2.74%	1,110	2.11%	524	2.08%	1,826
Other domestic issuer	2,636	2.10%	814	2.76%	884	3.00%	938	2.42%	5,271
Total domestic	12,978		10,178		25,892		15,410		64,459
International:	-		-		-		-		-
United States:
U.S. Treasury and other U.S. Government agencies	2,474	1.17%	1,768	1.40%	393	1.90%	6,653	3.08%	11,288
States and political subdivisions	45	2.19%	31	2.17%	30	2.15%	74	2.16%	180
Other securities	519	1.08%	1,105	2.56%	576	2.97%	5,994	2.90%	8,194
Total United States	3,039		2,903		999		12,721		19,662
Other:	-		-		-		-
Governments	17,611	5.96%	28,429	6.11%	32,044	4.66%	9,664	7.65%	87,748
Other securities	6,394	2.39%	9,847	3.74%	3,843	3.01%	7,397	1.28%	27,482
Total Other	24,005		38,276		35,887		17,061		115,229
Total International	27,044		41,179		36,886		29,783		134,892
	-		-		-		-
Total debt investment securities	40,022		51,358		62,778		45,193		199,351

Loan Portfolio

At December 31, 2017, our total loans and advances to customers equaled €872.8 billion (60% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €848.9 billion at December 31, 2017 (59% of our total assets). In addition to loans, we had outstanding as of December 31, 2017, 2016, 2015, 2014 and 2013 €207.7 billion, €202.1 billion, €195.6 billion, €183.0 billion and €154.3 billion, respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

	At December 31,
	2017	2016	2015	2014	2013
			(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	16,470	14,127	13,993	17,465	13,374
Commercial, financial, agricultural and industrial	57,495	39,950	32,426	46,355	47,583
Real estate and construction (*)	17,723	13,506	20,439	24,673	27,158
Other mortgages	87,872	65,314	69,234	60,583	62,180
Installment loans to individuals	24,058	17,016	14,654	11,644	8,668
Lease financing	5,328	3,684	3,472	3,267	3,372
Other	18,500	7,775	13,639	8,384	11,517
Total	227,446	161,372	167,856	172,371	173,852

Loans to borrowers outside Spain: (**):
Non-Spanish Governments	18,577	16,843	7,772	7,053	4,402
Commercial and industrial	317,172	286,165	276,895	253,843	209,820
Mortgage loans	276,762	310,533	322,816	296,236	275,739
Other	32,892	39,950	42,026	32,425	29,946
Total	645,403	653,491	649,509	589,557	519,907

Total loans and advances to customers, gross	872,849	814,863	817,365	761,928	693,759

Allowance for loan losses (***)	(23,934)	(24,393)	(26,517)	(27,217)	(24,903)

Total loans and advances to customers, net of allowances	848,915	790,470	790,848	734,711	668,856

(*)    As of December 31, 2017, the portfolio of loans to real estate and construction companies included €6,472 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €5,515 million, €7,388 million, €9,349 million and €12,105 million of such loans in 2016, 2015, 2014 and 2013, respectively.

(**)  Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

(***) Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information - A. Selected financial data”.

The 41% increase in loans and advances in Spain is mainly due to the acquisition of Banco Popular in June 2017.

At December 31, 2017, our loans and advances to associated companies and jointly controlled entities amounted to €5,081 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2017 was €2.0 billion (0.2% of total loans and advances, including government-related loans), and the five next largest exposures totaled €5.8 billion (0.7% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of December 31, 2017.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	2,253	1.01%	4,529	2.00%	9,688	2.29%	16,470	1.89%
Commercial, financial, agriculture	22,435	10.06%	17,238	7.61%	17,822	4.21%	57,495	6.59%
and industrial
Real estate and construction	2,954	1.33%	4,757	2.10%	10,012	2.37%	17,723	2.03%
Other mortgages	3,894	1.75%	3,341	1.47%	80,637	19.05%	87,872	10.07%
Installment loans to individuals	7,039	3.16%	11,954	5.27%	5,065	1.20%	24,058	2.76%
Lease financing	441	0.20%	3,117	1.38%	1,770	0.42%	5,328	0.61%
Other	7,812	3.50%	3,867	1.71%	6,821	1.61%	18,500	2.12%
Total borrowers in Spain	46,828	21.01%	48,803	21.53%	131,815	31.14%	227,446	26.06%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	3,048	1.37%	2,870	1.27%	12,659	2.99%	18,577	2.13%
Commercial and Industrial	137,453	61.66%	136,823	60.36%	42,896	10.13%	317,172	36.34%
Mortgage loans	14,533	6.52%	31,678	13.98%	230,550	54.47%	276,761	31.71%
Other	21,048	9.44%	6,490	2.86%	5,355	1.27%	32,893	3.77%
Total loans to borrowers	176,082	78.99%	177,861	78.47%	291,460	68.86%	645,403	73.94%
outside Spain

Total loans and leases,	222,910	100.00%	226,664	100.00%	423,275	100.00%	872,849	100.00%
gross

(*)    Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2017.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate	47,060	229,871	276,931
Variable rate	133,557	239,450	373,007
Total	180,617	469,321	649,938

Cross-Border Outstandings

The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings (which consist of gross loans, interest-bearing deposits with other banks, other interest-bearing investments, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 0.75% of our total assets. Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans by Santander UK or our Latin American subsidiaries.

	2017		2016		2015
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in millions of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	14,669	1.02%	11,275	0.84%	11,067	0.83%

Non-OECD Countries:
Total Latin American Countries (2) (3)	12,529	0.87%	14,596	1.09%	13,786	1.03%
Other Non-OECD	7,613	0.53%	8,098	0.60%	7,969	0.59%
Total Non-OECD	20,142	1.39%	22,693	1.69%	21,755	1.62%
Total	34,811	2.41%	33,968	2.54%	32,822	2.45%

(1)The Organization for Economic Cooperation and Development.

(2)Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)With regards to these cross-border outstandings, at December 31, 2017, 2016 and 2015, we had allowances for country-risk equal to €11.8 million, €13.0 million and €13.0 million respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2017, 2016 and 2015, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

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

•	Severity: is the loss produced in case of impairment. It mainly depends on the value of the credit enhancements associated with the operation and the future flows that are expected to be recovered.

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

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	7,215	9,554	11,264	12,279	11,711
Borrowers outside Spain	17,686	17,077	16,057	12,680	13,756
Total	24,900	26,631	27,321	24,959	25,467

Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	955	964	1,572	2,531	3,447
Borrowers outside Spain	9,908	10,243	9,997	9,326	8,606
Total	10,863	11,207	11,569	11,857	12,054

Charge offs against credit loss allowance
Borrowers in Spain	(3,160)	(2,505)	(2,877)	(3,009)	(2,581)
Borrowers outside Spain	(10,362)	(10,254)	(9,484)	(8,818)	(8,046)
Total	(13,522)	(12,758)	(12,361)	(11,827)	(10,626)

Other movements (1)	2,442	(179)	102	2,332	(1,935)

Allowance for credit losses at end of year (3) (4)
Borrowers in Spain	8,746	7,215	9,554	11,264	12,279
Borrowers outside Spain	15,936	17,686	17,077	16,057	12,680
Total	24,682	24,900	26,631	27,321	24,959

Recoveries of loans previously charged off against income statement
Borrowers in Spain	247	283	202	296	395
Borrowers outside Spain	1,374	1,299	1,173	1,040	673
Total	1,621	1,582	1,375	1,336	1,068

Average loans outstanding
Borrowers in Spain	220,067	175,751	176,664	164,517	178,227
Borrowers outside Spain	604,159	605,758	608,996	541,635	519,037
Total	824,226	781,509	785,660	706,152	697,264

Net charge-offs against loan loss allowance to average loans ratio (5)
Borrowers in Spain	1.32%	1.26%	1.51%	1.65%	1.23%
Borrowers outside Spain	1.49%	1.48%	1.36%	1.44%	1.42%
Total	1.44%	1.43%	1.40%	1.49%	1.37%

(1)	Under “Other movements” we include mainly the balances of Banco Popular.
(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
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

In 2015 the net charge-offs against loan loss allowance to average loans ratio decreased in Spain (-14 basis points) with a decrease in charge-offs and an increase in average loans outstanding. On the other hand, in foreign jurisdictions the ratio decreased 8 basis points as the growth in average loans offset the increase in net charge-offs.

In 2016 the net charge-offs against loan loss allowance to average loans ratio decreased (-25 basis points) in Spain with a decrease in both charge-offs and average loans mainly due to the improvement of the economic environment. In contrast, in foreign jurisdictions the ratio increased 12 basis points with a light decrease in average loans and an increase in net charge-offs mainly due to the still weak economic environment in Brazil.

In 2017 the net charge-offs against loan loss allowance to average loans ratio increased in Spain with an increase in both charge-offs and average loans mainly due to the acquisition of Banco Popular. In foreign jurisdictions the ratio remained stable.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Recoveries of loans previously charged-off against income statement	(in millions of euros)
Domestic:
Commercial, financial, agricultural, industrial	66	128	85	104	236
Real estate and construction	87	72	66	77	80
Other mortgages	14	10	7	5	7
Installment loans to individuals	71	63	44	91	48
Lease finance	1	6	-	18	19
Other	8	4	-	1	4
Total Borrowers in Spain	247	283	202	296	395
Borrowers outside Spain
Government and official institutions	-	9	-	-	-
Commercial, industrial and Installment loans to individuals	1,299	1,146	1,066	932	575
Mortgage loans	67	86	82	79	78
Other	8	58	25	29	20
Borrowers outside Spain	1,374	1,299	1,173	1,040	673
Total	1,621	1,582	1,375	1,336	1,068
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	488	418	681	989	1,842
Real estate and construction	142	(36)	174	282	176
Other mortgages	112	159	233	818	587
Installment loans to individuals	217	484	494	352	745
Lease finance	22	(22)	1	52	52
Other	(25)	(39)	(11)	38	45
Total Borrowers in Spain	954	964	1,572	2,531	3,447
Borrowers outside Spain
Government and official institutions	7	8	8	9	1
Commercial, industrial and Installment loans to individuals	9,688	8,295	9,068	8,824	7,772
Mortgage loans	138	971	269	28	553
Other	75	969	652	465	281
Borrowers outside Spain	9,908	10,243	9,997	9,326	8,607
Total	10,862	11,207	11,569	11,857	12,054
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,095)	(1,264)	(1,037)	(1,439)	(893)
Real estate and construction	(1,445)	(658)	(877)	(787)	(717)
Other mortgages	(308)	(154)	(291)	(198)	(278)
Installment loans to individuals	(243)	(408)	(639)	(506)	(593)
Lease finance	(20)	(7)	(24)	(22)	(60)
Other	(49)	(14)	(9)	(57)	(39)
Total Borrowers in Spain	(3,160)	(2,505)	(2,877)	(3,009)	(2,581)
Borrowers outside Spain
Government and official institutions	-	-	-	-	-
Commercial, industrial and Installment loans to individuals	(9,873)	(9,451)	(8,629)	(8,162)	(7,130)
Mortgage loans	(357)	(374)	(325)	(277)	(458)
Other	(132)	(429)	(530)	(379)	(457)
Borrowers outside Spain	(10,362)	(10,253)	(9,484)	(8,818)	(8,046)
Total	(13,522)	(12,758)	(12,361)	(11,827)	(10,626)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	Year Ended December 31,
	2017	%	2016	%	2015	%	2014	%	2013	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,011	8.15	1,344	5.40	2,373	8.91	2,354	8.62	2,681	10.74
Real estate and construction (*)	2,956	11.98	2,430	9.76	3,539	13.29	4,749	17.38	6,678	26.76
Other mortgages	2,460	9.97	2,636	10.59	2,854	10.72	3,254	11.91	1,810	7.25
Installment loans to individuals	1,111	4.50	543	2.18	566	2.12	703	2.57	967	3.87
Lease finance	134	0.54	156	0.63	159	0.60	121	0.44	113	0.46
Other	74	0.30	105	0.42	63	0.24	83	0.31	30	0.12
Total Borrowers in Spain	8,746	35.43	7,214	28.97	9,554	35.88	11,264	41.23	12,279	49.20
Borrowers outside Spain:
Government and official institutions	33	0.13	20	0.08	43	0.16	36	0.13	21	0.08
Commercial, industrial and installment loans to individuals	13,675	55.40	15,514	62.30	14,083	52.88	13,218	48.38	9,765	39.12
Mortgage loans	1,833	7.43	1,970	7.91	1,828	6.86	2,043	7.48	2,223	8.91
Other	395	1.60	182	0.73	1,123	4.22	760	2.78	671	2.69
Total Borrowers outside Spain	15,936	64.57	17,686	71.03	17,077	64.12	16,057	58.77	12,680	50.80
Total	24,682	100.00	24,900	100.00	26,631	100.00	27,321	100.00	24,959	100.00

(*)    As of December 31, 2017, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €1,127 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing balances

The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk:

	Millions of Euros
	2017	2016	2015
Impaired loans more than ninety days past due	24,652	21,189	24,226
Other impaired loans (*)	12,944	12,454	12,868
Total impaired loans	37,596	33,643	37,094

(*)    See above “—Bank of Spain’s Classification Requirements—d) Assets classified as non-performing for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements.

	At December 31,
Non-performing balances	2017	2016	2015	2014	2013
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	19,138	14,020	17,722	20,891	22,658
International	18,459	19,623	19,372	20,818	18,994
Total	37,596	33,643	37,094	41,709	41,652

(1)

The total amount of our non-performing balances fully provisioned under IFRS was €4,076 million, €4,514 million, €4,306 million, €5,255 million and €5,312 million, at December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(2)	Non-performing balances due to country risk were €11 million, €8 million, €8 million, €7 million and €3 million at December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
(3)

At December 31, 2017, 2016, 2015, 2014 and 2013 (i) the total amount of our non-performing past-due balances was €24,652 million, €21,189 million, €24,226 million, €29,810 million and €30,832 million, respectively, and (ii) the total amount of our other non-performing was €12,944 million, €12,454 million, €12,868 million, €11,899 million and €10,820 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2017 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at December 31, 2017, classified by geographical location of risk and by age of the oldest past-due amount (see note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or	With balances past due by
	less than 3 months past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429
Rest of the world	-	-	-	-	-	-
	11,724	4,977	2,521	2,128	14,930	36,280

Evolution of non-performing balances

The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “—Country-Risk Outstandings” herein).

							Year ended		Year ended	Year ended	Year ended	Year ended
(in millions of euros)	Quarter ended						Dec. 31,		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Mar. 31, 2017	Jun. 30, 2017		Sep. 30, 2017		Dec. 31, 2017	2017		2016	2015	2014	2013

Opening balance	33,643	32,158		50,714		39,442	33,643		37,094	41,709	41,652	36,061
Increases	5,750	4,428		6,164		5,331	21,673		20,186	21,293	28,805	37,316
Cash recoveries	(3,952)	(1,991)		(3,255)		(3,048)	(12,246)		(11,891)	(12,485)	(17,783)	(17,863)
Foreclosed assets	(215)	(183)		(409)		(351)	(1,158)		(933)	(1,103)	(1,370)	(1,857)
Changes in scope of consolidation	18	20,969	(*)	(10,955)	(*)	-	10,032	(*)	734	105	497	743
Exchange differences	537	(854)		(150)		(359)	(826)		1,211	(64)	1,735	(2,122)
Write-offs	(3,623)	(3,813)		(2,667)		(3,419)	(13,522)		(12,758)	(12,361)	(11,827)	(10,626)
Closing balance	32,158	50,714		39,442		37,596	37,596		33,643	37,094	41,709	41,652

(*) Reflects the acquisition of Banco Popular in June 2017 and the agreement to sell 51% of the real estate business to Blackstone in the third quarter of 2017 (see note 12 to our consolidated financial statements Non-current assets held for sale).

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated.

	At December 31,
	2017	2016	2015	2014	2013
	(in millions of euros, except percentages)
Computable credit risk (1)	920,968	855,510	850,909	804,084	738,558

Non-performing balances by category:
Individuals	16,538	15,477	15,588	17,251	17,607
Mortgages	9,129	8,278	8,772	9,022	9,609
Consumer loans	5,307	5,486	4,673	5,874	5,129
Credit cards and others	2,102	1,713	2,143	2,355	2,869
Enterprises	18,423	15,247	17,888	21,648	21,537
Corporate Banking	2,497	2,817	3,479	2,643	2,408
Public sector	138	101	139	167	99
Total non performing balances	37,596	33,643	37,094	41,709	41,652

Allowances for non-performing balances	24,529	24,835	27,121	28,046	25,681

Ratios
Non-performing balances (2) to computable credit risk	4.08%	3.93%	4.36%	5.19%	5.64%
Coverage ratio (3)	65.24%	73.82%	73.11%	67.24%	61.65%
Balances charged-off to total loans and contingent liabilities	1.29%	1.31%	1.29%	1.30%	1.29%

(1)	Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances increased by €3,953 million or 12% to €37,596 million in 2017 as compared to 2016. Net NPL entries (increases, cash recoveries and foreclosed assets) in 2017 amounted to €8,269 million, which is a €907 million increase as compared to 2016. At December 31, 2017, the Group’s NPL ratio was 4.08%, 15 basis points higher than a year earlier mainly due to the acquisition of Banco Popular that had non-performing loan (NPL) balances of €9,492 million (after the sale to Blackstone of 51% of their real estate business).

Allowances for non-performing balances in 2017 amounted to €24,529 million, a 1% reduction as compared to 2016 reflecting an improvement in credit quality in almost all the units partially offset by the acquisition of Banco Popular. Coverage ratio for the Group stood at 65% (74% in 2016) affected by the acquisition of Banco Popular and the UK and Spain ratios, which are lower because of the weight of mortgage balances in their portfolios, which require fewer provisions as these loans have guarantees. The ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The NPL and NPL coverage ratios of the main countries where the Group operates are set out below:

•

In Spain, excluding the Real Estate Operations Spain unit and Banco Popular, the NPL ratio dropped to 4.72%, a 69 basis points decrease as compared to 5.41% in 2016, mainly due to the proactive management of non-performing loans and, to a lesser extent, portfolio sales and the return of restructured loans to performing status following satisfaction of post-restructuring performance requirements. The coverage ratio decreased to 46% in 2017 from 48.3% in 2016. Real Estate Operations in Spain’s NPL ratio was 87.5% in 2017 compared to 86.5% in 2016. The coverage ratio stood at 48%. Banco Popular´s NPL ratio stood at 10.75%, improving from 20% at June 30, 2017 following the agreement to sell 51% of the real estate business of Banco Popular to Blackstone. The coverage ratio was 49%.

•

In Portugal, the lower NPL entries and a proactive management of the portfolio have allowed to continue with the decreasing trend of non-performing loans putting the NPL ratio at 5.71%, a 310 basis points decrease from 8.81% in 2016. The coverage ratio decreased to 59% in 2017 from 64% in 2016.

•	In Poland, the NPL ratio decreased further to stand at 4.57%, an 85 basis points decrease from 5.42% in 2016. The coverage ratio stood at 68%.

•

In Santander Consumer’s, the NPL ratio decreased to 2.50%, a 18 basis points reduction as compared to 2.68% in 2016, with a strong overall performance by portfolios in most countries, with a coverage ratio higher than 100%.

•

The United Kingdom reduced its NPL ratio 8 basis points to 1.33% in 2017, due to strong performance across all segments, particularly SMEs and individual customers. The coverage ratio remained stable at 32%, reflecting the prevalence of loans secured by real estate.

•

In Brazil, the risk culture based on preventive management, together with the improved macroeconomic scenario, pushed the NPL ratio down to 5.29% in 2017, a 61 basis points decrease from 5.90% in 2016. The coverage ratio maintains stable at 93%.

•

Chile reduced its NPL ratio to 4.96% in 2017, a 9 basis points decrease from 5.05% in 2016, thanks to the good performance in non-performing loans mainly in the mortgage and SGCB segment. The coverage ratio decreased to 58% in 2017 from 59% in 2016.

•

In Mexico, the NPL ratio fell to 2.69% in 2017, a 7 basis points decrease as compared to 2.76% in 2016, due to a fall in non-performing loans mainly in the SGCB segment. The coverage ratio decreased to 98% in 2017 from 104% in 2016.

•	The United States’ NPL ratio stood at 2.79% in 2017, a 51 basis points increase as compared to 2.28% in 2016, with the coverage ratio remaining high, at 170%.
•

At Santander Bank the NPL ratio was 1.21% (-12 basis points), due to the strong performance of the individuals portfolio, proactive management of certain positions and customers credit profile improvement from the Oil & Gas sector. The coverage ratio was 102%.

•	SCUSA reported an increase in its NPL ratio to 5.86%, due mainly to the forbearance portfolio. The coverage ratio stood at 213%.
•	Puerto Rico maintains its NPL ratio at 7.13% whilst the coverage ratio is 55%.

Non-performing balances are impacted by the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the larger average amount of these loans.

Other non-performing balances

As described previously herein under “—Bank of Spain’s Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. However, we treat category 5 (doubtful countries) as impaired balances.

Summary of non-performing balances	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions of euros)
Balances classified as non-performing balances	37,596	33,643	37,094	41,709	41,652
Non-performing balances due to country risk	11	8	8	7	3
Total non-performing balances	37,607	33,651	37,102	41,716	41,655

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

	Quarterly movements				Year Ended
					December 31,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2017	2017	2017	2017	2017	2016	2015
	(in millions of euros, except percentages)
Opening balance	11,685	11,814	29,030	27,704	11,685	11,383	10,543
Foreclosures	397	282	529	545	1,752	1,714	2,047
Sales	(401)	(437)	(618)	(776)	(2,232)	(1,686)	(1,408)
Perimeter (*)	-	17,529	-	-	17,529	-	-
Other movements	133	(158)	(1,235)	(10)	(1,270)	273	201
Gross foreclosed assets and assets acquired in payment of customer debts	11,814	29,030	27,704	27,464	27,464	11,685	11,383
Of which: in Spain	10,850	28,090	26,758	26,336	26,336	10,733	10,609
Allowances established	6,026	17,019	16,173	15,898	15,898	6,045	5,850
Of which: in Spain	5,774	16,719	15,884	15,548	15,548	5,831	5,626
Closing balance (net)	5,788	12,010	11,531	11,566	11,566	5,640	5,533
Of which: in Spain	5,076	11,371	10,874	10,787	10,787	4,902	4,983
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	51.0%	58.6%	58.3%	57.9%	57.9%	51.7%	51.4%
Of which: in Spain	53.2%	59.5%	59.4%	59.0%	59.0%	54.3%	53.0%

(*) Includes the balances of Banco Popular

Foreclosed assets in Spain include the property under the sale agreement with Blackstone with a net book value of €5,944 million (€16,134 million gross). See note 54 to our consolidated financial statements.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2017, 2016 and 2015 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

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

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit.

	At December 31,
Deposits from central banks and credit institutions-	2017	2016	2015
Centrals Banks	(in millions of euros)
Deposits on demand	5	5	5
Time deposits	78,801	46,278	41,872
Deposits available with prior notice	-	-	-
Reverse repurchase agreements	1,750	8,292	15,659
Repurchase agreements	-	-	-
	80,556	54,575	57,536
Credit Institutions
Deposits on demand	6,444	4,220	4,526
Time deposits	54,159	61,321	71,244
Reverse repurchase agreements	49,049	29,277	42,064
Subordinated deposits	106	5	3
Repurchase agreements	-	-	-
	109,758	94,823	117,837

Total	190,314	149,398	175,373

Customer deposits-
Demand deposits-
Current accounts	328,217	279,494	257,192
Savings accounts	189,845	180,611	180,415
Other demand deposits	7,010	7,156	5,489
Time deposits-
Fixed-term deposits and other time deposits	195,306	176,605	196,985
Home-purchase savings accounts	45	50	59
Discount deposits	3	448	448
Funds received under financial asset transfers	-	-	-
Hybrid financial liabilities	4,295	3,986	5,174
Other financial liabilities associated with transferred financial assets	-	-	-
Repurchase agreements	53,009	42,761	37,380
Total	777,730	691,111	683,142

Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	At December 31,
Deposits from central banks and credit institutions-	2017	2016	2015
	(in millions of euros)
Central banks
Offices in Spain	56,016	33,468	34,646
Offices outside Spain:
Other EU countries	23,515	20,216	15,003
United States and Puerto Rico	-	-	-
Other OECD countries (1)	952	711	7,675
Latin America (no OECD)	73	180	212
Other	-	-	-
Total offices outside Spain	24,540	21,107	22,890
	80,556	54,575	57,536

Due to credit institutions
Offices in Spain	63,597	37,960	58,992
Offices outside Spain:
Other EU countries	14,369	14,021	17,796
United States and Puerto Rico	6,092	12,637	19,576
Other OECD countries (1)	5,236	7,074	4,691
Latin America (no OECD)	20,464	23,131	16,781
Other	-	-	-
Total offices outside Spain	46,161	56,863	58,844
	109,758	94,823	117,836

Total	190,314	149,398	175,372

Customer deposits
Offices in Spain	260,181	181,888	183,778
Offices outside Spain:
Other EU countries	318,580	295,059	311,314
United States and Puerto Rico	50,771	63,429	59,814
Other OECD countries (1)	62,980	62,761	57,817
Latin America (no OECD)	84,752	87,519	69,792
Other	466	455	627
Total offices outside Spain	517,549	509,223	499,364
Total	777,730	691,111	683,142

(1)	In this schedule Mexico and Chile are classified under “Other OECD countries” since 2014.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2017. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2017
	Domestic	International	Total
	(in millions of euros)

Under 3 months	8,490	37,761	46,251
3 to 6 months	5,670	12,163	17,833
6 to 12 months	9,686	17,134	26,820
Over 12 months	7,714	21,796	29,510
Total	31,560	88,854	120,414

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €60.6 billion, €41 billion and €58 billion, at December 31, 2017, 2016 and 2015, respectively

Short-Term Borrowings	At December 31,
	2017		2016		2015
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under agreements to repurchase	(in millions of euros, except percentages)
(principally Spanish Treasury notes and bills):
At December 31	103,806	3.61%	83,101	5.82%	95,103	4.55%
Average during year	109,981	3.41%	101,129	4.78%	103,089	4.20%
Maximum month-end balance	121,763		117,723		125,545
Other short-term borrowings:
At December 31	19,847	0.39%	25,121	0.27%	22,943	0.36%
Average during year	16,871	0.46%	23,361	0.29%	21,876	0.37%
Maximum month-end balance	20,917		26,291		24,029
Total short-term borrowings at year-end	123,653	3.10%	108,222	4.53%	118,046	3.74%

Competition in Spain

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of November 2017 (most recent available information), Banco Bilbao Vizcaya Argentaria, S.A. and Santander accounted for approximately 38.9% of loans and 37.4% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2017, there were 82 foreign banks (of which 78 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 9 were from European Union countries).

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

Brokerage Services

We face competition in our brokerage activities in Spain from other brokerage houses, including those of other financial institutions.

Any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the Spanish Securities Markets Commission (“CNMV”) receives notice from the institution’s home country supervisory authority on the institution’s proposed activities in Spain.

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

•It has requested or received funding from the European Stability Mechanism or the European Financial Stability Facility.

Based on these criteria, as of December 2017 the ECB is directly supervising 119 "significant banks" in the euro area. In the case of Spain, as of the date of this report, 13 significant institutions are directly supervised by the ECB. We have been categorized as a significant institution.

To directly supervise the significant banks, the ECB has created two directorate generals, which perform the continuous monitoring of the 119 groups. DG I (“Microprudential Supervision I”) supervises the 30 largest significant banks in terms of balance sheet and activities, while DG II (“Microprudential Supervision II”) covers the other significant banks. However, the supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.

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

“Reserve Base” liabilities are broadly defined as deposits and debt securities issued. Liabilities which are owed to any other institution not listed as being exempt from the ECB’s minimum reserve system and liabilities which are owed to the ECB or to a participating NCB are excluded from the Reserve Base. A Reserve ratio of 0% shall apply to (i) deposits with agreed maturity over two years; (ii) deposits redeemable at notice over two years; (iii) repos and (iv) debt securities issued with an agreed maturity over two years.

Investment Ratio

As of the date of this report, and according to Regulation (EC) N. 1358/2011 of the European Central Bank of December 14, 2011, amending referred Regulation (EC) N. 1745/2003, the Reserve Ratio of the rest of the liabilities included in the Reserve Base is 1%.

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

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit- are generated, analyzed and reported to the relevant governing bodies on a regular basis.

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

In order to adequately manage the Group's capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group's economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitizations, etc.) required to achieve its capital targets.

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

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. This Circular largely repeals largely Circular 3/2008, on the calculation and monitoring of minimum capital (though, in the aspects covered by Circular 5/2008, on minimum capital and other mandatory reporting of information for mutual guarantee societies, the latter will remain in effect); and a section of Circular 2/2014, on the exercise of various regulatory options contained in the CRR. The CRR is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially DTAs (Deferred Tax Assets) calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (the Advanced Internal Ratings-Based AIRB approach) in the calculation of risk-weighted exposures. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

On November 23, 2016, the European Commission released a draft of the new CRR and CRD IV incorporating different Basel standards, such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk or the SA-CCR for calculation of the EAD by counterparty risk, and introduces modifications related to the treatment of central counterparties, from the MDA (Maximum distribution Amount), Pillar 2 and the leverage ratio, among others. The most significant change is the implementation of the TLAC (Total Loss-Absorbing Capacity) Term Sheet issued by the Financial Stability Board (FSB) in the capital framework. Therefore, systemically important banks will have to comply with MREL (Minimum Requirement for own funds and Eligible Liabilities)/TLAC requirements under Pillar 1 while non-systemically important banks need only comply with MREL under Pillar 2 that the resolution authority will decide on a case-by-case basis.

The Single Resolution Board (SRB) published its Minimum Required Eligible Liabilities (MREL) policy for 2017. For the 2017 resolution planning cycle, the SRB is in transition from MREL informational objectives to start establishing binding specific MREL consolidated objectives for each bank in the future, both at the single entry point (SPE) and the multiple entry point (MPE), for most large and complex banks, including all global institutions of systemic importance (G -SII).

The MREL policy of the SRB for 2017 is based on a gradual approach to reach the final objectives (target level) of MREL over a period of several years, and failure to do so could result in the consideration that the entity cannot be resolved. In relation to the subordination criterion, the SRB considers that the entities of global systemic importance (G-SIIs) have to comply at least with a level of subordination equal to 13.5% of the assets weighted by risk or risk-weighted assets (RWA) plus the Combined Buffer.

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

Accordingly, the Group continued in 2017 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

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

During 2017, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and Specialized Financing (Slotting) in Chile, Mortgages and most revolving of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardized approach provided for under the European Capital Requirements Directive. On 2017 the European Central Bank authorized the use of the Alternative Standardized Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander México, in addition to obtained was made in 2016 in Brazil.

At December 31, 2017, our eligible capital exceeded the minimum regulatory required (art.92 CRR) by over €39.3 billion. All our Spanish and foreign subsidiary banks were, at December 31, 2017, each in compliance with their own minimum regulatory capital requirements.

Concentration of Risk

An institution’s exposure to a client or group of connected clients is considered a large exposure where its value is equal to or exceeds 10% of its eligible capital.

In accordance with Articles 395 of the Capital Requirements Regulation 575/2013 (CRR), an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed the greater of 25% of the institution’s eligible capital and €150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the (CRR), to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital. Where the amount of €150 million is higher than 25 % of the institution’s eligible capital, the value of the exposure, after taking into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of CRR shall not exceed a reasonable limit in terms of the institution's eligible capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36 (CRD), to address and control concentration risk. This limit shall not exceed 100% of the institution's eligible capital.

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

Employee Pension Plans

At December 31, 2017, our pension plans were all funded according to the criteria disclosed in note 25 to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the applicable capital requirement regulations (described under “—Capital Adequacy Requirements” herein) and other requirements.  Credit institutions must comply at all times with the “combined capital buffers” requirement established in articles 43 of Law 10/2014, article 58 of the Royal Decree 84/2015, and in article 6 of the Circular 2/2016.   The “combined capital buffers” requirement is defined as the total common equity tier 1 capital necessary to comply with the obligation to have a capital conservation buffer, and, where appropriate: a) institution-specific countercyclical capital buffer; b) a global systemically important institution (G-SII) buffer; c) a buffer for other systemically important institutions; and d) a systemic risk buffer.

Pursuant to article 48.2 of the Law 10/2014, credit institutions which do not fulfill the requirement of combined capital buffers, or those institutions for which a common equity tier 1 capital distribution results in their decline to a level where the combined buffer requirement is not fulfilled, shall calculate the maximum distributable amount (MDA), in accordance with article 73 of the Royal Decree 84/2015. Until the MDA has been calculated and such MDA has been immediately reported to the Bank of Spain none of the following actions can be performed by the credit institutions: a) make a distribution in connection with common equity tier 1 capital; b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the combined buffer requirements; and c) make payments on additional tier 1 instruments. The restrictions shall only apply to payments that result in a reduction of common equity tier 1 or in a reduction of the profits reduced, provided that the suspension or cancellation of the payment does not constitute an event of default of the payment obligations or other circumstances that lead to the opening of an insolvency proceeding.

In addition to the above, Recommendation of the European Central Bank of December 28, 2017 on dividend distribution policies (ECB/2017/44)  provides that credit institutions need to establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and the outcomes of the supervisory review and evaluation process (SREP) and, in relation to  the payment of dividends in 2018 for the financial year 2017,  the ECB recommends that: a) Category 1: Credit institutions which satisfy the applicable capital requirements and which have already reached their fully loaded ratios as at December 31, 2017, should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions; b) Category 2: Credit institutions which satisfy the applicable capital requirements as at December 31, 2017 but which have not reached their fully loaded ratios as at December 31, 2017 should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions. In addition, they should in principle only pay out dividends to the extent that, at a minimum, a linear path towards the required fully loaded capital requirements and outcomes of SREP is secured; and c) Category 3: Credit institutions in breach of the applicable capital requirements, should in principle not distribute any dividend. Credit institutions that are not able to comply with ECB/2017/44 because they consider themselves legally required to pay out dividends should immediately contact their joint supervisory team.

As of December 31, 2016, our total capital ratio is 14.68%. As of that date, our eligible capital exceeded the minimum regulatory required (art.92 CRR) by over €42.3 billion.

Limitations On Types Of Business

Spanish banks generally are not subject to any prohibitions on the types of business they may conduct, although they are subject to certain limitations on the types of businesses they may conduct directly.

The activities that credit institutions authorized in another Member State of the European Union may conduct and which benefit from the mutual recognition within the European Union are detailed in article 12 and in the annex of Law 10/2014.

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

As of December 31, 2017, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to €216 million in 2017 (€141 million in 2016).

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

One of the main pillars of the Single Resolution Mechanism (“SRM”), established by the Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union, is the creation of the Single Resolution Fund (the “SRF”). The SRF became effective on January 1, 2016 and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the referred Law 11/2015 transposes the RF regulation from Directive 2014/59/UE which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources must reach before December 31 2024, at least 1% of covered deposits of all authorized credit institutions in the banking union. The approximate final amount reached towards the banks contributions will be around €55 billion. Contributions made by the Bank to the National Resolution Fund in 2017 amounted to €207 million.

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

On May 4, 2016, it was published in the Official Journal of the European Union the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation). The General Data Protection Regulation shall be binding in its entirety and directly applicable in all Member States from May 25, 2018.

Recent Spanish Legislation

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

Royal Decree 596/2016 of December 2, for the modernization, improvement and stimulus of the use of electronic methods in VAT. Modifies the regulations on VAT, invoicing and application of taxes establishing that the new system of “Immediate Supply of Information-SII”, which implies that the VAT Books are kept via the electronic system of the Tax Agency, came into force in July 1, 2017.

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

Royal Decree-Law 5/2017, of March 17 which amends the Royal Decree-Law 6/2012 of March 9, concerning urgent measures for the protection of mortgage debtors without resources, and Act 1/2013 of May 14, concerning measures to strengthen the protection of mortgage debtors, debt restructuring and low-income rentors. This Royal Decree-Law addresses the mortgage restructuring of those individuals who suffer from major difficulties to make payments and attempts to facilitate and provide more flexibility in foreclosure procedures, such as expanding the suspension period of eviction or making it possible to execute more flexible mortgage policies after having expanded the number of possible beneficiaries and facilitating preferential leases.

Royal Decree-Law 536/2017, of May 26, which establishes and regulated the Committee on Monitoring, Control and Evaluation that was provided for in Royal Decree-Law 1/2017, of January 20, on the urgent consumer protection measures in the field of land clauses, which amended Article 6 of Royal Decree-Law 877/2015, of October 2, on the development of Law 26/2013, of December 27, on savings Banks and banking foundations. This Royal Decree-Law establishes the committee that is set up to aid in the protection of clients in their relationships with credit entities and further regulates their management and operations.

Royal Decree-Law 11/2017, of  June 23, on urgent actions on financial matters. This Royal Decree-Law amended Law 11/2015, which had implemented the Bank Recovery and Resolution Directive in Spain, and established the hierarchy of claims in case of resolution and insolvency of a Spanish credit institution and the Securities Market Act. As amended, Law 11/2015 commences the issuance of mandatorily recognized senior “non-preferred” debt instruments by Spanish credit institutions, Spanish credit institutions may begin preparing the documentation for standalone or program issues of senior non-preferred debt instruments.

Royal Decree-Law 827/2017, of September 1, which modified Royal Decree-Law 878/2015, of October 2, on the recording, clearing and settlement of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers admitted to trading in a regulated market. This Royal decree completes a significant reform by aligning the Spanish clearing, settlement and registry system of securities transactions with the practices and standards of its European neighbors and connecting the system to the TARGET2 Securities (T2S) technical platform. The reform introduced significant new features that affected all classes of securities and all post trade activities. Consequently, due to the important modifications it entailed and to reduce any implementation risks, it was decided to address the reform as a single project implemented in two phases: (i) the first phase focused on equity securities and involved setting up a new system for equities to include all the changes envisaged in the reform, include the creation of a Central Counterparty in post-trade, BME Clearing, designed to be compatible with T2S (messages, account structure, definition of operations, etc.) and (ii) the second phase focused on the settlement of trades on fixed income securities.

Royal Decree-Law 15/2017, of October 6, on urgent measures concerning the mobility of economic operators within the territory of Spain. The purpose of this Royal Decree-Law is to make it quicker and easier for companies to relocate their registered office within Spain, and to achieve this Article 285 of the Corporate Enterprises Act was amended, such that it is now the case that unless the bylaws of a company expressly state that the board of directors of a company does not have the power to move the registered office within Spain, the board of directors will have the power to relocate the company´s headquarters within Spain.

Royal Decree-Law 18/2017, of November 24, which modifies the Commercial Code, the revised text of the Capital Companies Act approved by Royal Decree Legislative 1/2010, of July 2, and Law 22/2015, of July 20, on Audit of Accounts, regarding non-financial information and diversity. By virtue of the amendment introduced, the affected texts require the inclusion in the management report of public limited companies, limited liability companies and limited partnerships for actions that, simultaneously, have the status of “public interest” entities whose number average of workers employed during the year exceeds 500 and, additionally, are considered large companies, in the terms defined by Directive 2013/34, of non-financial information of a social and environmental nature. The inclusion of such information in the management report will affect the “public interest” entities defined in Article 15 of the Auditing Regulations, which include banks, insurance companies, listed companies, investment fund managers and pension funds., as well as, in general, all the large companies.

Royal Decree-Law 19/2017, of November 24, on basic payment accounts, account switching and the comparability of payment account fees. The Royal Decree-Law transposes Directive 2014/92/EU of the European Parliament and of the Council of 23 July 2014 on the comparability of fees related to payment accounts, payment account switching and access to basic payment accounts. This Directive supplements Directive 2007/64/EC of the European Parliament and of the Council of 13 November 2007 on payment services in the internal market, which will be replaced by Directive (EU) 2015/2366 of the European Parliament and of the Council of 25 November 2015 on payment services in the internal market, that will repeal the first one as of 13 January 2018. This RD-law establishes certain protections for clients and potential clients in connection with their relationships with credit institutions in the context of the opening of and general functioning of basic payment accounts, the switching of accounts and transparency in connection with fees related to payment accounts.

Royal Decree-Law 21/2017, of December 29, on urgent measures for the adaptation of Spanish law in accordance with European Union regulations in relation to the securities market. The Royal Decree adapts in extremis the Spanish internal regulations (the Securities Market Law) to the European regulation MIFID II and, in particular to Directive 2014/65/EU, Directive 2016/1034 and Regulation (EU) 600/2014, applying both the RD-law and the Regulation as of January 3, 2018. RD-law 21/2017 regulates the trading venues for financial instruments, whose purpose is the execution of transactions by investment firms on stock in regulated markets and multilateral trading facilities. This RD-law also introduces the figure of organized trading facilities (OTF), as a complement to regulated markets and multilateral trading facilities (MTF), referring to the negotiation of public debt and derivative products. OTF are alternative regulated markets (such as the MAB in Spain), with fewer requirements than MTF for its operation. Spanish regulated markets require prior authorization by the CNMV, each regulated market requires a managing body, which is responsible for administer it.

Royal Decree 683/2017, of June 30, which modifies the Corporation Tax Regulation, approved by Royal Decree 634/2015, of July 10, in relation to the coverage of credit risk in financial institutions, in order to adapt this Regulation to the Circular 4/2016, of April 27, of the Bank of Spain, by which Circular 4/2004, of December 22, is modified.

On September 27, the Spain-México Tax Treaty came into force. This protocol, signed in December 17, 2015, amends several parts of the countries´1992 Treaty. Among the most significant changes included by the protocol in the Tax Treaty, provides for a general 10% dividend withholding tax reduced to 0% for dividends derived from “qualifying participations” (i.e., more than 10% direct participation in the share capital of the paying entity) and pension funds, a reduction of the withholding tax on interest from 15% to 10% (4.9% for financial institutions), and a reduction of the tax rate applicable to capital gains derived from the transfer of shares from 25% to 10% (0% if derived for financial or insurance institutions or pension funds, or for listed shares).

United States Supervision and Regulation

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities indirectly through Santander UK’s branch in Connecticut and directly through our New York branch and Santander Holdings USA, our U.S. top-tier IHC.  Santander Holdings USA consolidates the majority of our U.S. operations, including our subsidiary Edge Act corporation Banco Santander International in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Santander Bank, a national bank that has branches throughout the Northeast U.S., and SCUSA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities LLC and Santander Investment Securities, Inc.

Banking statutes and regulations are continually under review by Congress and state legislatures. In addition to laws and regulations, federal and state regulatory agencies may issue policy statements, interpretive letters and similar guidance applicable to our

U.S. operations. Any change in the statutes, regulations or regulatory policies applicable to our U.S. operations, including changes in their interpretation or implementation, could have a material effect on our business or organization.

Both the scope of the laws and regulations, and the intensity of the supervision to which we are subject, have increased in response to the 2008 financial crisis, and have continued to change in response to technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and its implementing regulations, most of which are now in place. More recently, President Trump issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform of the federal financial regulatory framework, and the Republican majority in Congress has also suggested an agenda for financial legislative reform. It is too early to assess whether there will be any major changes in the regulatory environment, or merely a rebalancing of the post-financial crisis framework. However, we expect that our U.S. businesses will remain subject to extensive regulation and supervision.

The following discussion describes certain elements of the comprehensive U.S. regulatory framework applicable to us or our U.S. operations. This discussion is not intended to describe all laws and regulations applicable to Santander Holdings USA and its subsidiaries or to our U.S. operations in general.

Regulatory Authorities

We are a financial holding company and a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Bank, Santander Puerto Rico and other activities conducted by our U.S. operations. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve System, including both the Federal Reserve Board and Federal Reserve Banks, such as the Federal Reserve Bank of New York (the “FRB New York”) and FRB Boston.

Santander Holdings USA is subject to primary supervision, regulation and examination by the Federal Reserve, which serves as the consolidated supervisor of our U.S. operations. The primary regulators of our U.S. non-bank subsidiaries directly regulate the activities of those subsidiaries, with the Federal Reserve exercising a supervisory role. Such non-bank subsidiaries include, for example, broker-dealers registered with the SEC and investment advisers registered with the SEC with respect to their investment advisory activities.

Our IHC and Enhanced Prudential Standards

The Federal Reserve Board has imposed greater risk-based and leverage capital requirements, liquidity requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies with $50 billion or more in total consolidated assets. These enhanced prudential standards also apply to the U.S. IHCs of FBOs with U.S. non-branch assets of $50 billion or more, like the Group. The Group has designated Santander Holdings USA as our IHC. These enhanced prudential standards are discussed in further detail under the relevant topic areas below.

Congress is considering a bill that would increase the total consolidated asset threshold for enhanced prudential standards from $50 billion to $250 billion. Bank holding companies with consolidated assets between $100 billion to $250 billion would be exempt from enhanced prudential standards unless the Federal Reserve Board either determined to apply some or all of these standards to some or all such bank holding companies or to subject such bank holding companies to less stringent versions of these standards. The U.S. Senate recently passed a version of the bill, which, as currently drafted, clarifies that the bill would not affect the application of the enhanced prudential standards to an FBO with $100 billion or more in global total consolidated assets like Banco Santander or limit the authority of the Federal Reserve to implement enhanced prudential standards with respect to, require the establishment of an IHC under or tailor the regulation of an FBO with $100 billion or more in global total consolidated assets like Banco Santander. It is too early to tell whether this bill will become law and how it will affect the threshold for enhanced prudential standards applicable to IHCs.

Our U.S. Depository Institution Subsidiaries

Santander Bank is a national banking association chartered under the laws of the United States. As a national bank, the activities of Santander Bank are limited to those specifically authorized under the National Bank Act and related OCC regulations and interpretations. Santander Bank is subject to comprehensive primary supervision, regulation and examination by the OCC. As an insured depository institution, Santander Bank is also subject to regulation and examination by the FDIC.

Santander Puerto Rico is a Puerto Rico-chartered bank and its deposits are insured by the FDIC. Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Office of Financial Institutions and the FDIC.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) provides for extensive regulation of depository institutions (such as Santander Bank and Santander Puerto Rico), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five capitalization categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized”

and “critically undercapitalized.” As an insured depository institution’s capital level declines, and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes “undercapitalized,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator.

Other Supervised U.S. Operations

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

Santander UK’s branch in Connecticut is supervised by the FRB New York and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Bank of Atlanta. SCUSA is regulated and supervised by the FRB Boston and various state regulators.

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

Santander Puerto Rico and Santander Bank are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. In addition, the OCC has issued a final rule implementing the Dodd-Frank Act’s provisions relating to lending limits. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, certain derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) were restricted or prohibited effective July 2015. In December 2014, the United States enacted an amendment to the swap “push-out” provision of the Dodd-Frank Act that significantly narrowed the scope of derivatives subject to the restrictions or prohibitions, effectively limiting the provision to certain derivatives based on asset-backed securities. Various consumer laws and regulations also affect the operations of these subsidiaries.

Under U.S. federal banking laws, state-chartered banks (such as Santander Puerto Rico) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally-chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Santander Puerto Rico), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the single-borrower lending limits, which are substantially similar to the lending limits applicable to national banks.

For our U.S. branches, these single-borrower lending limits are based on the worldwide capital of the entire foreign bank (e.g., Santander, in the case of our New York branch).

Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors. The New York State Banking Law also empowers the Superintendent of Financial Services to establish asset maintenance requirements for branches of foreign banks, expressed as a percentage of each branch’s liabilities. The current designated percentage is 0%, although the Superintendent of Financial Services may impose additional asset maintenance requirements upon individual branches on a case-by-case basis.

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

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with certain of our U.S. affiliates.

Supervision, Examination and Enforcement

The Federal Reserve, OCC and FDIC have broad supervisory and enforcement authority with regard to bank holding companies and banks, including the power to conduct examinations and investigations, impose nonpublic supervisory agreements, issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance and appoint a conservator or receiver. In addition, Santander Holdings USA, Santander Bank, SCUSA and other of our U.S. subsidiaries are subject to supervision, regulation and examination by the Bureau of Consumer Financial Protection (“CFPB”), which is the primary administrator of most federal consumer financial statutes and our primary U.S. consumer financial regulator. Supervision and examinations are confidential, and the outcomes of these actions may not be made public.

Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization’s operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, enjoin unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject the Bank, its subsidiaries, including Santander Holdings USA, and their respective officers, directors and institution-affiliated parties to the remedies described above and other sanctions. In addition, the FDIC may terminate a bank’s depository insurance upon a finding that the bank’s financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order or condition enacted or imposed by the bank’s regulatory agency.

On September 15, 2014, Santander Holdings USA and the FRB Boston executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under this written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board of directors’ oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries.  In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of the FRB Boston and staff of the Federal Reserve Board and to take necessary actions to ensure that no such distributions are made without such approval. On August 24, 2017, the Federal Reserve announced the termination of this enforcement action.

Separately, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management.  In addition, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program. SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program.  The written agreements between Santander Holdings USA and the FRB Boston dated July 2, 2015 and March 21, 2017 have not been terminated and remain in place.

As a separate supervisory matter, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities, including in connection with examinations, which take place on a continual basis.  In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions, including those in examination reports.  In addition, as part of the regular examination process, our U.S. banking and bank holding company subsidiaries’ regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter.  Currently, under the U.S. Bank Holding Company Act, we and our U.S. banking and bank holding company subsidiaries may not be able to engage in certain categories of new activities in the U.S. or acquire shares or control of other companies in the U.S.  Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues.  Moreover, efforts to comply with any nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention.  As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations and, in certain instances, we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

Enhancement of U.S. Management Structures

The Group is in the process of enhancing management structures, including by making Santander Holdings USA a corporate center which oversees and supports all the Group’s activities in the United States. Recent actions taken to implement these enhancements include (i) reorganizing Santander Holdings USA’s and SCUSA’s boards of directors and senior management teams, (ii) appointing a new country head, (iii) implementing a Capital and Risk Transformation project, which aims to meet regulatory expectations by reinforcing risk management, finance and technology to better manage our businesses, and (iv) investing in technology to improve our internal controls, risk management and capital planning systems, which we believe will also produce better customer service quality.

U.S. Capital Standards Applicable to Our U.S. Banking Operations

Basel III Regulatory Capital Framework

The U.S. bank regulators have implemented the Basel III capital framework for U.S. banks and bank holding companies, including Santander Holdings USA and Santander Bank. The U.S. Basel III capital rules differ in certain respects from those Basel III rules implemented in the EU. Certain aspects of the U.S. Basel III final rules, such as their minimum capital ratios and methodology for calculating risk-weighted assets, are currently effective. These minimum capital ratios include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. Other aspects of the U.S. Basel III final rules, such as the 2.5% capital conservation buffer, are being phased in over several years. The required capital conservation buffer is 1.875% in 2018.

In September 2017, the U.S. bank regulators proposed changes to certain aspects of the U.S. Basel III capital rules that would, for non-advanced approaches U.S. banking organizations, simplify the frameworks for certain deductions from capital and simplify the limits on recognition of minority interests in capital. In November 2017, the U.S. bank regulators finalized a rule to delay the last phase of the U.S. Basel III capital rules’ transition provisions relating to these requirements until the proposed simplifications are finalized. We are evaluating the effect that the simplification proposal would have on our U.S. operations.

In December 2017, the Basel Committee released its final agreement on a comprehensive set of revisions to the Basel III capital standards, and the U.S. banking agencies have indicated that they will consider how to appropriately implement them in the United States. The implementation of any revisions to the Basel III capital standards could substantially change the U.S. regulatory capital framework.

Stress Testing and Capital Planning

As our U.S. IHC, Santander Holdings USA is subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act. Santander Holdings USA is required to submit a capital plan annually to the Federal Reserve for supervisory review in connection with its annual Comprehensive Capital Analysis and Review (“CCAR”) process. Santander Holdings USA is required to include within its capital plan an assessment of the expected uses and sources of capital and a description of all planned capital actions over the nine-quarter planning horizon, a detailed description of the process for assessing capital adequacy, its capital policy, and a discussion of any expected changes to its business plan that are likely to have a material impact on its capital adequacy.

The Federal Reserve expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. This involves a quantitative assessment of capital based on supervisory-run stress tests that assess the ability to maintain capital levels above certain minimum ratios, after taking all capital actions included in a bank holding company’s capital plan, under baseline and stressful conditions throughout the nine-quarter planning horizon. As part of CCAR, the Federal Reserve evaluates whether bank holding companies have sufficient capital to continue operations throughout times of economic and financial market stress and whether they have robust, forward-looking capital planning processes that account for their unique risks.

In February 2017, the Federal Reserve Board finalized a rule that removed, beginning with the 2017 capital planning cycle, the qualitative assessment that was part of the Federal Reserve Board’s CCAR for certain bank holding companies and U.S. intermediate holding companies of foreign banking organizations, including Santander Holdings USA. In April 2017, Santander Holdings USA submitted its 2017 capital plan to the Federal Reserve Board, which assessed the plan on quantitative grounds. In June 2017, the Federal Reserve Board released the results of the CCAR stress test and did not object to Santander Holdings USA’s capital plan. Santander Holdings USA is therefore no longer subject to capital distribution restrictions that resulted from the Federal Reserve Board’s CCAR objections to Santander Holdings USA’s capital plan submissions in prior years.

Congress is considering a bill that would allow the federal bank regulatory agencies to decrease the number of stress scenarios involved in supervisory and company-run stress tests and to decrease the frequency of these stress tests. It is too early to tell whether this bill will become law and, if so, whether and how the federal bank regulatory agencies would exercise their authority in amending the stress test requirements.

Total Loss-Absorbing Capacity and Long-Term Debt Requirements

Santander Holdings USA is required, pursuant to the final total loss-absorbing capacity rule of the Federal Reserve Board, to comply with certain TLAC and long-term debt requirements applicable to U.S. IHCs of non-U.S. G-SIBs by January 1, 2019, which Santander Holdings USA expects to accomplish. The main purpose of the minimum TLAC and LTD requirements is to ensure that covered U.S. IHCs, such as Santander Holdings USA, will have enough loss-absorbing resources at the point of failure to be recapitalized through the conversion of eligible LTD to equity or otherwise by imposing losses on eligible LTD or other forms of TLAC. The proposed minimum amounts of internal TLAC and internal LTD vary depending on the home country resolution authority’s preferred resolution strategy. Because the competent authorities informed Banco Santander, S.A. that Santander Holdings USA would enter Chapter 11 proceedings under the resolution strategy for the Group, Santander Holdings USA is a resolution covered IHC and required to maintain by 2019 external or internal TLAC of at least 18% of risk-weighted assets (plus an internal TLAC buffer of an additional 2.5%), at least 6.75% of the U.S. implementation of the Basel III leverage ratio denominator (i.e., total leverage exposure) and at least 9% of average total consolidated assets, as well as external or internal LTD of at least 6% of risk-weighted assets, at least 2.5% of total leverage exposure and at least 3.5% of average total consolidated assets. The final rule also established a clean holding company framework that imposes certain restrictions on the types of liabilities or arrangements that may be incurred, entered into or in some cases held by a covered U.S. IHC. It also imposes a cap on the aggregate amount of certain unrelated liabilities of the covered U.S. IHC equal to 5% of the covered U.S. IHC’s TLAC, unless all of the covered U.S. IHC’s TLAC debt is subordinated by contract or statute to such unrelated liabilities.

Liquidity Requirements

Liquidity Coverage Ratio

The final quantitative LCR requirement implemented by the Federal Reserve Board and other U.S. regulators in the United States is broadly consistent with the Basel Committee’s revised Basel III liquidity rules, but is more stringent in several important respects, including a narrower definition of high-quality liquid assets and more stringent prescribed cash inflow and outflow assumptions for certain types of instruments and transactions. The Federal Reserve Board has stated that it intends, through future rulemakings, to apply the Basel III LCR to the U.S. operations of some or all large FBOs.

Net Stable Funding Ratio

The Federal Reserve Board in May 2016 issued a proposed rule that would implement in the United States a quantitative net stable funding ratio requirement, which would be applicable to certain large bank holding companies and to certain large banks. The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the net stable funding ratio to the U.S. operations of some or all large FBOs.

Volcker Rule

Section 619 of the Dodd-Frank Act (the “Volcker Rule”) prohibits certain banking entities with operations in the United States, including us, from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain transactions with related covered funds, in each case subject to certain exceptions for market-making, underwriting, risk-mitigating hedging, activities outside the United States and certain other activities. On July 21, 2017, the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies' implementing regulations. Also in July 2017, the Federal Reserve Board issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule. Our non-U.S. banking organizations, such as the Bank, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule and its implementing regulations. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

The Volcker Rule and its implementing regulations are currently subject to financial reform efforts in the United States, including a notice issued by the OCC requesting public comment on potential changes to the regulations implementing the Volcker Rule and seeking specific recommendations on how the Volcker Rule regulations could be tailored in certain focus areas to enhance their effectiveness. Santander will continue to monitor these developments and assess their impact on its operations as necessary.

OTC Derivatives Regulation

The Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting.  In addition, the Dodd-Frank Act requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission (“CFTC”) and of security-based swap dealers and major security-based swap participants with the SEC. Santander and Abbey National Treasury Services plc are provisionally registered as swap dealers with the CFTC.  Santander does not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.

As a result of their registration as swap dealers, Banco Santander, S.A. and Abbey National Treasury Services plc are subject to capital, margin, segregation of counterparty collateral, business conduct, recordkeeping, clearing, execution, reporting and other requirements. The CFTC has approved comparability determinations that permit the Bank and Abbey National Treasury Services plc to comply with certain CFTC swap dealer requirements by complying with comparable EU requirements. These include rules relating to chief compliance officer duties, risk management and certain record keeping requirements, among others. Because Banco Santander, S.A. and Abbey National Treasury Services plc are non-U.S. swap dealers, the CFTC generally limits its direct regulation of Banco Santander, S.A. and Abbey National Treasury Services plc to swaps with U.S. persons and certain affiliates of U.S. persons. However, the CFTC continues to consider whether to apply requirements such as mandatory clearing, exchange trading, public transaction reporting, margin and external business conduct rules to swaps with non-U.S. persons arranged, negotiated or executed by U.S. personnel or agents. The CFTC is also considering whether to apply regulatory transaction reporting requirements on all swaps entered into by a non-U.S. swap dealer or instead to permit reliance on transaction reporting under comparable EU rules. The application of CFTC rules to Banco Santander, S.A.’s and Abbey National Treasury Services plc’s swaps with non-U.S. persons could have an adverse effect on the willingness of non-U.S. counterparties to trade swaps with Banco Santander, S.A via its New York branch, though we would expect any adverse effect to be limited and  continue to assess how developments in these areas will affect our business.

While most of the rules applicable to swap dealers have been fully implemented, others, such as the margin requirements for uncleared swap and security-based swaps, are still being phased in.  In October 2015, the U.S. federal bank regulatory agencies adopted final rules for uncleared swaps that imposed variation margin requirements and phase in initial margin requirements from September 1, 2016 through September 1, 2020, depending on the level of specified derivatives activity of the swap dealer and the relevant counterparty. The final rules of the U.S. federal bank regulatory agencies generally apply to inter-affiliate transactions but do not impose margin requirements for non-cleared swaps or security-based swaps entered into with non-financial end-users, among other specified counterparties.  In the European Union (the “EU”), the implementation of the European Market Infrastructure Regulation (“EMIR”) and the revision of MiFID II will result in comparable, but not identical, changes to the European regulatory regime for OTC derivatives.  The combined effect of the U.S. and EU requirements, and the potential conflicts and inconsistencies between them, may present challenges and risks to the Group’s OTC derivatives business.  Substituted compliance rulings may allow for some limited relief from these challenges, and the Group has established cross-border working groups to meet regulatory requirements where there may be some cross-border overlap.  The full impact of the various U.S. and non-U.S. regulatory developments in this area will not be known until all of the rules are finalized and implemented, cross-border conflicts can be identified, and market practices develop under the final rules.

QFC Stay Rule

The U.S. banking agencies have issued rules that impose contractual requirements on certain qualified financial contracts (“covered QFCs”) entered into by U.S. G-SIBs and the U.S. operations of foreign G-SIBs (together with U.S. G-SIBs, “covered entities”), such as the

Group, after certain effective dates discussed below. Under these rules, covered QFCs must generally expressly provide that transfer restrictions and default rights against a covered entity are limited to the same extent as they would be under the Federal Deposit Insurance Act or Title II of the Dodd-Frank Act and their implementing regulations. Under each of these regimes, the FDIC has the power to impose a temporary stay on the ability of QFC counterparties to exercise certain default rights, and to transfer the QFCs of the failed institution to a third party or bridge institution.  In addition, covered QFCs may not, among other things, permit the exercise of any cross-default right against a covered entity based on the top-tier parent’s or any other affiliate’s entry into insolvency, resolution or similar proceedings, subject to certain creditor protections. There is a phased-in compliance schedule based on counterparty type, beginning with (1) January 1, 2019 for QFCs with other covered entities, (2) July 1, 2019 for QFCs with certain other financial counterparties and (3) January 1, 2020 for QFCs with all other counterparties.  The effect of these rules is that the U.S. operations of Banco Santander, including Santander Bank, will not be permitted to enter into new QFC transactions with a counterparty on or after January 1, 2019 unless all existing QFCs between the U.S. operations of Banco Santander and the counterparty or any of the counterparty’s consolidated affiliates are remediated in accordance with the rules’ requirements. In February 2018, the U.S. federal bank regulatory agencies proposed changes to the final margin rules for uncleared swaps that would allow swaps that were entered into before the applicable margin rule compliance dates to be amended without becoming subject to the final margin rules, provided that the amendments are made solely to comply with the QFC Stay Rule.

Single-Counterparty Credit Limits

The Federal Reserve Board proposed on March 4, 2016 a rule implementing single-counterparty credit limits for large bank holding companies and large FBOs with respect to their combined U.S. operations that would apply both to Santander Holdings USA and to the combined U.S. operations of Banco Santander with different levels of stringency. The credit exposure of Santander Holdings USA to any single counterparty would be limited to 25 percent of its eligible capital base, while Banco Santander’s credit exposures with respect to its combined U.S. operations would be limited to 25 percent of its Tier 1 capital for most counterparties or 15 percent of Tier 1 capital for counterparties that are global systemically important banks and certain other large financial institutions. The proposed rule would also require Santander Holdings USA and Banco Santander to aggregate exposure between counterparties that are economically interdependent or in the presence of certain control relationships.

Resolution Planning

We are required to prepare and submit periodically to the Federal Reserve Board and the FDIC a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure.  In addition, each insured depository institution with assets of $50 billion or more, such as Santander Bank, must submit a separate IDI resolution plan annually to the FDIC.  Each of these resolution plans must include information on resolution strategy, major counterparties and interdependencies, among other things, and require substantial effort, time and cost to prepare. If the Federal Reserve and the FDIC jointly determine that the 165(d) Plan is not credible and the deficiencies are not cured in a timely manner, they may jointly impose on our U.S. operations more stringent capital, leverage or liquidity requirements or restrictions on the growth, activities or operations of our U.S. operations.  If we were to fail to address the deficiencies in our 165(d) Plan when required, we could eventually be required to divest certain of our U.S. operations.

We submitted our most recent annual U.S. resolution plans in December 2015. The due date for our next resolution plan submission is December 31, 2018.

Federal Reserve Proposed Supervisory Guidance and Large Financial Institution Rating System

In August 2017, the Federal Reserve Board issued a proposal on corporate governance to enhance the effectiveness of boards of directors and refocus the Federal Reserve’s supervisory expectations for boards of directors on their core responsibilities. The corporate governance proposal consists of three parts. The first part, the board effectiveness guidance, is proposed supervisory guidance identifying the attributes of effective boards of directors and is applicable to certain bank and savings and loan holding companies with total consolidated assets of $50 billion or more (other than those that are U.S. IHCs of foreign banking organizations), as well as to certain designated systemically important nonbank financial companies supervised by the Federal Reserve. This part would not apply to Santander Holdings USA, but the Federal Reserve solicited comments on how the guidance could be adapted to apply to U.S. IHCs of FBOs, signaling that Santander Holdings USA could fall within the scope of a related future proposal. The second and third parts of the corporate governance proposal would revise certain supervisory expectations for boards and clarify expectations for communicating supervisory findings to an institution’s board of directors and senior management.

The board effectiveness guidance would be used in connection with the supervisory assessment of board effectiveness under a large financial institution rating system that the Federal Reserve Board proposed concurrently with the supervisory guidance on corporate governance. In January 2018, the Federal Reserve proposed supervisory guidance setting out core principles of effective senior management, the management of business lines, independent risk management and controls. This proposed supervisory guidance, which would apply to our combined U.S. operations including Santander Holdings USA, our New York branch and the Connecticut branch of our U.K. bank, would be used in connection with the supervisory assessment of governance and controls under the proposed large financial institution rating system described above.

Source of Strength

Santander Holdings USA is required to serve as a source of financial and managerial strength to its U.S. depository institution subsidiaries, and, under appropriate conditions, to commit resources to support those subsidiaries. This support may be required by the Federal Reserve at times when we might otherwise determine not to provide it or when doing so is not otherwise in the interests of Santander Holdings USA or the Group’s stockholders or creditors. The Federal Reserve may require Santander Holdings USA to make capital injections into a troubled subsidiary bank and may charge Santander Holdings USA with engaging in unsafe and unsound practices if Santander Holdings USA fails to commit resources to such a subsidiary bank or if it undertakes actions that the Federal Reserve believes might jeopardize the bank holding company’s ability to commit resources to such subsidiary bank.

Under these requirements, Santander Holdings USA  may in the future be required to provide financial assistance to its U.S. depository institution subsidiaries should they experience financial distress. Capital loans by Santander Holdings USA to its U.S. depository institution subsidiaries would be subordinate in right of payment to deposits and certain other debts of the U.S. depository institution subsidiaries. In the event of Santander Holdings USA’s bankruptcy, any commitment by Santander Holdings USA to a federal bank regulatory agency to maintain the capital of its U.S. depository institution subsidiaries would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Consumer Protection Regulation and Supervision

The operations of Santander Bank, SCUSA and Santander Puerto Rico are subject to supervision and regulation by the CFPB with respect to federal consumer protection laws. Our U.S. operations are also subject to certain state consumer protection laws, and under the Dodd-Frank Act, state attorneys general and other state officials are empowered to enforce certain federal consumer protection laws and regulations. State authorities have recently increased their focus on and enforcement of consumer protection rules. These federal and state consumer protection laws apply to a broad range of our activities and to various aspects of our business and include laws relating to interest rates, auto lending, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services.

The CFPB has promulgated many mortgage-related final rules, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, HMDA requirements and appraisal and escrow standards for higher priced mortgages. In addition, several proposed revisions to mortgage-related rules are pending finalization. The mortgage-related final rules issued by the CFPB have materially restructured the origination, servicing and securitization of residential mortgages in the United States. For example, under the CFPB’s Ability to Repay and Qualified Mortgage rule, before making a mortgage loan, a lender must establish that a borrower has the ability to repay the mortgage. “Qualified mortgages,” as defined in the rule, are presumed to comply with this requirement and, as a result, present less litigation risk to lenders. For a loan to qualify as a qualified mortgage, the loan must satisfy certain limits on terms and conditions, pricing and a maximum debt-to-income ratio. Loans eligible for purchase, guarantee or insurance by a government agency or government-sponsored enterprise are exempt from some of these requirements. Satisfying the qualified mortgage standards, ensuring correct calculations are made for individual loans, recordkeeping and monitoring, as well as understanding the effect of the qualified mortgage standards on CRA obligations, impose significant new compliance obligations on, and involve compliance costs for, U.S. mortgage lenders, including ours.

The CFPB has focused on the area of auto finance, particularly with respect to indirect financing arrangements, dealer compensation and fair lending compliance.  For example, the CFPB has issued guidance under the Equal Credit Opportunity Act for indirect automobile lenders that have a policy that permits dealers who originate automobile loans to increase the interest rate charged to a consumer and that compensates the dealer with a share of the increased interest revenue. These and other CFPB regulations involve compliance costs for U.S. automobile lenders, including ours.

Federal and state regulators have also been increasingly focused on sales practices of branch personnel, including taking regulatory action against other financial institutions. We monitor and review our sales practices in light of evolving regulatory expectations. Any restrictions on our ability to offer our products could reduce earnings, increase compliance costs and expose us to litigation or regulatory actions.

Community Reinvestment Act

The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighborhoods, consistent with safe and soundness practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank and Santander Puerto Rico are subject to the CRA. Santander Puerto Rico’s current CRA rating is “Outstanding.”

Santander Bank’s most recent public CRA report of examination rated Santander Bank as “Needs to Improve” for the January 1, 2011 through December 31, 2013 evaluation period. Santander Bank’s rating based solely on the applicable CRA lending, service and investment tests would have been “Satisfactory.” However, the overall rating was lowered to “Needs to Improve” due to previously disclosed instances of non-compliance that are being remediated. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve does the same with respect to certain regulatory applications Santander Holdings USA makes. In addition, there may be some negative impacts on aspects of Santander Bank’s business as a result of the downgrade. For example, certain categories of depositors are restricted from making deposits in banks with a “Needs to Improve” rating.

FDIC as Receiver or Conservator of Santander Bank

Upon the insolvency of an insured depository institution, such as Santander Bank, the FDIC may be appointed as the conservator or receiver of the institution. Under the Dodd-Frank Act’s Orderly Liquidation Authority, upon the insolvency of a bank holding company, such as Santander Holdings USA, the FDIC may be appointed as conservator or receiver of the bank holding company, if certain findings are made by the FDIC, the Federal Reserve and the Secretary of the Treasury, in consultation with the President. Acting as a conservator or receiver, the FDIC would have broad powers to transfer any assets or liabilities of the institution without the approval of the institution’s creditors.

Lending Standards and Guidance

The U.S. bank regulatory agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as Santander Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulatory agencies’ Interagency Guidelines for Real Estate Lending Policies.

FDIC Insurance

The Deposit Insurance Fund (“DIF”) provides insurance coverage for certain deposits up to a standard maximum deposit insurance amount of $250,000 per depositor per insured depository institution and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. Santander Bank accepts customer deposits that are insured by the DIF and therefore must pay insurance premiums. The FDIC may increase Santander Bank’s insurance premiums based on various factors, including the FDIC’s assessment of its risk profile. Currently, banks with $10 billion or more in total assets, such as Santander Bank, must pay an assessment surcharge. These banks will be required to pay this surcharge until the earlier of the quarter in which the FDIC’s reserve ratio reaches or exceeds 1.35% or December 31, 2018.

The FDIC recently required large insured depository institutions, including Santander Bank, to enhance the recordkeeping systems to facilitate prompt payment of insured deposits if such an institution were to fail. The rule requires us to reconfigure our information technology systems to be able to provide certain required information by April 1, 2020.

Data Privacy

Federal and state law contains extensive consumer privacy protection provisions. The Gramm-Leach-Bliley Act requires financial institutions to periodically disclose their privacy policies and practices relating to sharing such information and enables retail customers to opt out of our ability to share information with unaffiliated third parties under certain circumstances. Other federal and state laws and regulations impact our ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The Gramm-Leach-Bliley Act also requires financial institutions to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of personal and confidential information are in effect across all businesses and geographic locations. Federal law also makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Like other lenders, Santander Bank and other of our U.S. subsidiaries use credit bureau data in their underwriting activities. Use of such data is regulated under the FCRA, and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Similar state laws may impose additional requirements on us and our subsidiaries.

Compensation

The compensation practices of our U.S. subsidiaries are subject to oversight by the Federal Reserve and, with respect to some of our subsidiaries and employees, by other financial regulatory bodies. The scope and content of compensation regulation in the financial industry are continuing to develop, and we expect that these regulations and resulting market practices will continue to evolve over a number of years.

Cybersecurity

In October 2016, the federal banking regulators issued an advance notice of proposed rulemaking regarding enhanced cyber risk management standards, which would apply to a wide range of large financial institutions and their third-party service providers, including our U.S. bank subsidiaries. The proposed standards would expand existing cybersecurity regulations and guidance to focus on cyber risk governance and management; management of internal and external dependencies; and incident response, cyber resilience and situational awareness. In addition, the proposal contemplates more stringent standards for institutions with systems that are critical to the financial sector.

Anti-Money Laundering

The Bank Secrecy Act, as amended by the USA Patriot Act, contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an AML program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. Santander Bank is subject to the Bank Secrecy Act and therefore is required to maintain a system of internal controls, provide its employees with AML training, designate an AML compliance officer and undergo an annual, independent audit to assess the effectiveness of its AML program. Santander Bank has implemented policies, procedures and internal controls that are designed to comply with its U.S. AML requirements. In May 2016, FinCEN, which promulgates regulations implementing the Bank Secrecy Act, issued a final customer due diligence (“CDD”) rule, which becomes applicable on May 11, 2018. It imposes several new obligations on covered U.S. financial institutions with respect to their “legal entity customers,” including corporations, limited liability companies and other similar entities. For each such customer that opens an account (including an existing customer opening a new account), the covered financial institution must identify and verify the customer’s “beneficial owners,” as defined in the regulation.  In addition, under the new regulation, covered financial institutions must implement risk-based procedures for conducting ongoing CDD.

U.S. bank regulators are focusing their examinations on AML compliance, and we will continue to monitor and augment, where necessary, our (including our U.S. branches’ and subsidiaries’) AML compliance programs. Failures to comply with applicable U.S. AML laws and regulations could have severe legal and reputational consequences, including significant civil monetary and criminal penalties and termination of U.S. banking licenses. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ BSA programs and compliance.  Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant.

U.S. Sanctions

OFAC is responsible for administering economic sanctions imposed against designated foreign countries, governments, individuals and entities pursuant to various Executive Orders, statutes and regulations. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on U.S. persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or “specially designated nationals,” by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC.  In addition, non-U.S. persons can be liable for “causing” a sanctions violation by a U.S. person or can violate U.S. sanctions by exporting services from the United States to a sanctions target, for example by engaging in transactions with targets of U.S. sanctions denominated in U.S. dollars that clear through U.S. financial institutions (including through U.S. branches or subsidiaries of non-U.S. banks).

Failure to comply with applicable U.S. sanctions could have serious legal and reputational consequences, including significant civil monetary penalties and, in the most severe cases, criminal penalties.

In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions, that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.

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

The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:

(a)Santander UK holds two savings accounts and one current account for two customers resident in the UK who are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program.  Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander, S.A.

(b)Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2017. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2017.

(c)   On September 6, 2017, Santander Brasil received a payment order in an amount of €1,603 in favor of a Brazilian recipient from an entity based in Turkey. Upon receipt of the supporting documentation, Santander Brasil became aware of the fact that the ultimate payer was actually Iran Water and Electrical Equipments Engineering Co., an entity based in Iran and controlled by the Iranian government. Santander Brasil therefore declined to process the transaction. The intended recipient of the funds obtained an order from the Court of Justice of the State of São Paulo (Tribunal de Justiça Estado de São Paulo) requiring Santander Brasil to process the payment. Santander Brasil complied with the court order and processed the payment accordingly. Revenues and profits generated by Santander Brasil on this transaction in the year ended December 31, 2017 were negligible relative to the overall profits of Banco Santander, S.A.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2017, which were negligible relative to the overall revenues and profits of the Group. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

C. Organizational structure.

Santander is the parent company of the Group which was comprised at December 31, 2017 of 803 companies that consolidate by the global integration method. In addition, there were 179 companies that were accounted for by the equity method.

See Appendices I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2017, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2017 included 4,681 branches offices in Spain and 9,016 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See note 16 to our consolidated financial statements.

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

We believe that the following significant accounting policies, involve a high degree of judgment:

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

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

-             Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

-             LGD: percentage of final loss assumed in a counterparty credit event/default.

-             Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

-             Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group's own risk assumed by its counterparties in OTC derivatives.

The CVA at December 31, 2017 amounted to €322.5 million (-49.9% compared to 2016) and DVA amounted to €219.6 million (-43.7% compared to 2016). The decrease is due to the fact that credit spreads for the most liquid maturities have been reduced in percentages over 40% and to reductions in the exposure of the main counterparties.

In addition, we calculate the funding fair value adjustment (FFVA) by applying future market funding spreads to the expected future funding exposure of any uncollateralized component of the OTC derivative portfolio.

This includes the uncollateralized component of collateralized derivatives in addition to derivatives that are fully uncollateralized. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2017 and 2016.

During 2017, the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table (See note 2. d) iii.) to the Consolidated Financial Statements.)

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

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice.

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

The credit loss recognition process is independent of the process for derecognition of non-performing loans from the balance sheet. The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until we consider that the recovery of those amounts is remote.

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

Impairment losses allowances on debt instruments carried at amortized cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually: Significant debt instruments considered by the Group where impairment evidence exists. Consequently, this category includes mainly wholesale banking clients – Corporations, Earmarked Funding and Financial Institutions- as well as part of the larger Companies –Chartered- and developers from retail banking.

At balance sheet date, the Group assesses whether a debt instrument or a group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

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

•

Collectively, in all other cases: clients considered by the Group as “standardized”, and all other clients considered by the Group as non-significant, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

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

The Group's internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the balance sheet date of preparation of the consolidated annual accounts calculated using statistical procedures.

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

The loss incurred is calculated by multiplying three factors: exposure at default (EAD), probability of default (PD) and Loss given default (LGD). These parameters are also used to calculate economic capital and to calculate BIS (Bank for International Settlements) II regulatory capital under internal models (see Note 1.e).

•	Exposure at default is the amount of risk exposure estimated at the date of default by the counterparty.
•	Probability of default is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

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

•	Loss given default: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

In addition to the factors mentioned above, the incurred loss calculation also contemplate point-in-time adjustments for the PD and LGD factors which consider historical experience and other specific information reflecting actual conditions.

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

This information is provided in more detail in Note 54.c (Credit risk to the Consolidated Financial Statements).

The allowance for credit losses for debt instruments accounted for at amortized cost recorded by Grupo Santander as at December 31, 2017, using the methodology outlined above, was €23,934 million.

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

At December 31, 2017 there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

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

The book value to be recovered of the cash-generating unit is compared with its carrying amount in order to determine whether there is any impairment.

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

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment. The Group assesses the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including banking concentration level-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the applicable  cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

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

The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group's directors. The Group's budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)           Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)           Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit's geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group's economic research service.

c)           Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit's past performance and that of the market.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/-50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

•

In the case of Santander Consumer USA, the Group recognized a goodwill impairment amounting to €799 million (€504 million net). The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

•

In Santander UK, the value in use approached its book value during 2016, mainly motivated by the impact of the UK/EU Referendum held on June 2016 which was reflected on the forecasts employed in the estimation of its value in use. Such forecasts were revaluated during 2017, presenting an increase in the value in use in comparison with 2016.

In the case of Santander Asset Management, in spite of its recent acquisition and takeover, on December 22, 2017 (see Note 3), the Group carried out a recoverability analysis based on the review of the business plan introduced for the execution of the transaction with no potential impairment being identified.

The recoverable amount of Bank Zachodni WBK S.A., Banco Santander – Chile, S.A. and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensibility analysis available for the managers of the Bank, during 2017 the Group recognized goodwill impairment losses within Impairment losses on other assets (net) - Goodwill and other intangible assets caption amounting to €899 million (€50 million and €115 million during 2016 and 2015, respectively) out of which €799 million correspond to Santander Consumer USA and €100 million correspond to the Group’s business in Canada, in both cases motivated by the deterioration of the business expectations.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. Further information on non-current assets held for sale is set out in notes 2 and 12 to our consolidated financial statements.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. In 2017, 2016 and 2015 there was no evidence of material impairment on the Group’s equity method investments.

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

At the end of 2017, the Group carried out the analysis described above, registering in the impairment / reversal of financial assets available for sale in the consolidated income statement an amount of €10 million corresponding to the impairment of equity instruments (€14 million and €111 million in 2016 and 2015, respectively, as well as a reversal of €25 million in 2016 and an impairment of €119 million in 2015 in equity instruments).

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

As a result of the first consolidation of the acquired subsidiaries, Santander Asset Management and Banco Popular (2017), Carfinco Financial Group (2015), Santander Consumer USA and GE Capital (2014), a significant amount of goodwill was recorded (see note 3 and note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2017 and those with effective dates subsequent to December 31, 2017.

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

2017 Overview

Global economic growth in 2017 was up compared to the previous year (3.7% vs. 3.2%) as global confidence improved in response to less political uncertainty, especially in Europe, favorable borrowing conditions and more buoyant levels of international trade. Both advanced and emerging economies benefited from this economic upturn.

Eurozone (GDP up +2.4% in 2017 vs. +1.8% in 2016). The economy rallied strongly during the year on the back of numerous support factors (internal demand and exports) and with most countries performing well. The unemployment rate fell to 8.8%, but is still higher than the levels seen pre-crisis. Meanwhile, the European Central Bank (ECB) made no changes to the official interest rates since inflation remained low (1.5%).

In the euro area, the ECB announced there would be no interest rate hike until the end of its bond buying program, which will continue through to September 2018 at the earliest. Despite this message, unexpectedly high growth coupled with lower levels of political risk caused the euro to gain on the dollar.

Spain (GDP: +3.1% in 2017 vs. +3.3% in 2016). GDP growth exceeded 3% for the third straight year. Meanwhile, healthy job creation figures brought down unemployment (16.6%). Growth is currently well-balanced, with no inflationary pressures.

Poland (GDP: +4.6% in 2017 vs. +2.9% in 2016). Strong growth in 2017 on the back of private consumption and the external sector. Unemployment at an all-time low (4.7%) and inflation at 2.5%. The central bank kept its official rate unchanged at 1.5%.

 Portugal (GDP: +2.6% in 2017 vs. +1.5% in 2016). Notable pick-up in growth in 2017 on the back of internal demand. Employment growth surpassing 3% and sharp reduction in unemployment (8.5%). Inflation remained moderate. The debt of the private sector continued to drop and the public deficit ended the year at 1.5% of GDP.

United Kingdom (GDP: +1.7% in 2017 vs. +1.9% in 2016). While the economy has largely withstood the uncertainty surrounding Brexit, it has shown a certain slowdown in growth. The country boasted full employment in 2017 and inflation, at around 3%, exceeded the target of 2%. The Bank of England hiked its official interest rate by 25 basis points in November, marking its first increase in over ten years and reversing its move to lower rates following the referendum. At year-end, the official interest rate was 0.5%.

Brazil (GDP: +1.0% in 2017 vs. -3.6% in 2016). The economy saw a gradual recovery throughout 2017, driven by consumption and investment. Inflation remained relatively calm at below 3%. The central bank continued to cut the Selic rate to 7%.

Mexico (GDP: +2.1% in 2017 vs. +2.3% in 2016). The economy reported a slight slowdown as internal demand lost some momentum. Inflation climbed sharply to 6.8% but is expected to remain relatively calm in 2018. The central bank hiked the official rate by 150 basis points to 7.25%.

Chile (GDP: +1.5% in 2017 vs. +1.6% in 2016). The economy rallied from mid-2017 onward. Inflation ended the year at 2.3%, below the 3% target, and the central bank lowered the official rate by 100 basis points to 2.5%.

Argentina (GDP: +3.0% in 2017 vs. -2.2% in 2016). The economic recovery gained steam over the year on the back of strong investment and private consumption. Inflation stabilized at around 2.0% monthly and the central bank hiked the official interest rate by 400 basis points to 28.75% in a show of its commitment to ensuring price stability.

Latin American currencies saw mixed results over the course of the year. They appreciated in the first half of the year in response to the expected recovery of the main economies on the continent. However, in the latter half of the year they lost ground due to the impact the Fed’s monetary policy might have on the local economies.

United States (GDP: +2.3% in 2017 vs. +1.5% in 2016). Economic growth picked up while core inflation cooled to 1.5%. Unemployment was down to 4.1%, prompting a hike of 75 basis points in the interest rates on federal funds. The Fed raised interest rates on three occasions and in October embarked on the process of reducing its balance sheet, which will take several years to complete.

The year was a relatively stable for the financial markets. The absence of any major upheavals encouraged risk taking, which in turn helped pushed up stock and commodity prices while also improving borrowing conditions on the corporate debt market.

Bank balance sheets continued to improve across the globe following gains in capital adequacy, liquidity position and unproductive assets. Even so, banks operating in developed countries, especially Europe, still have major challenges ahead when it comes to increasing their profitability. Although monetary normalization is now under way across certain regions, interest rates and levels of business remain low. Moreover, competitive pressure continues to increase in most markets, both between the banks themselves and between the banks and the new market players and their new approaches to lending.

Regarding the supervisory and regulatory climate, the 2017 agenda included the start-up of the Fintech debate and completion of the Basel III agreement, which will take effect on January 1, 2022, although there will be a phase-in period through to 2027 for the capital floors there to limit the capital savings generated from the application of internal models. Within Europe, highlights included the European Commission’s proposal relating to the capital and resolution framework and the measures to press on with the integration of the European retail market.

The appreciation/depreciation of the various currencies in which we operate against the euro in 2017 as compared to 2016 is as follows:

	Exchange rates: 1 euro / currency parity
	Average		December, 31
	2017	2016	2017	2016
US$	1.127	1.106	1.199	1.054
Pound sterling	0.876	0.817	0.887	0.856
Brazilian real	3.594	3.831	3.973	3.431
Mexican peso	21.291	20.637	23.661	21.772
Chilean peso	731.538	747.500	736.922	707.612
Argentine peso	18.566	16.316	22.637	16.705
Polish zloty	4.256	4.362	4.177	4.410

Results of Operations for Santander

Summary

Profit attributable to the Parent in 2017 was €6,619 million, a 7% or €415 million increase from €6,204 million in 2016, which represented a 4% or €238 million increase from €5,966 million in 2015. The variation in 2017 was mainly due to (i) solid customer revenues, supported by growth in interest income / (charges) and fee and commission income, (ii) stable costs adjusted for inflation and changes in the scope of consolidation despite the cost increase stemming from regulatory requirements and investments in the transformation process, and (iii) further reduction in impairment on loans and receivables reflecting the improvement in the quality of portfolios.

Profit was affected in 2017 and 2016 by the following results (net of taxes):

•

In 2017, -€897 million due to (i) €297 million capital gains from the sale of Allfunds Bank; (ii) €73 million due to the effect of the tax reform in the United States; (iii) -€603 million was booked to cover impairment of goodwill; (iv) -€149 million expenses resulting from the hurricanes and other in the United States; (v) -€385 million in expenses in relation to integration processes (-€300 million at Banco Popular and -€85 million at Santander Consumer Finance); and (vi) -€130 million to cover the impairment of equity interests and intangible assets.

•

In 2016, -€417 million, accounted for in the corporate center due to (i) €227 million of capital gains from the sale of VISA Europe (of which €125 million in the UK, €45 million in Spain and €39 million in Poland); (ii) -€475 million of certain expenses to restructure and improve efficiency  (of which approximately -€261 million in Spain, -€18 million in the UK, -€10 million in Poland and -€175 million in the headquarters) and (iii) ) -€169 million including basically a provision for eventual claims related to payment protection insurance (PPI) in the UK.

The following factors also have an impact on the year-on-year comparison:

•

The 2017 income statement includes the results generated by Banco Popular. Since its integration within the Group on June 7, 2017 it has generated losses of €37 million following the recognition of €300 million net of taxes in integration costs in the third quarter, as had been announced at the time of the integration.

•

For the Group as a whole, exchange rate fluctuations had virtually no impact (less than one percentage point on attributable profit). However, the impact by unit was as follows: Brazil (+7 percentage points); Poland (+2 percentage points); Chile (+2 percentage points); United States (-2 percentage points); Mexico (-3 percentage points); United Kingdom (-7 percentage points) and Argentina (-14 percentage points).

Interest Income / (Charges)

Interest income / (charges) was €34,296 million, a 10% or €3,207 million increase from €31,089 million in 2016, which represented a 5% or €1,723 million decrease from €32,812 million in 2015.

2017 compared to 2016

The €3,207 million increase in interest income / (charges) was mainly due to the contribution of Banco Popular (€1,003 million) and Brazil (that increased by 25%).

The performance of interest income / (charges) by geographic areas was the following:

The largest gains occurred in emerging markets, notably Brazil (+25%), Mexico (+9%), Argentina (+39%) and Poland (+11%) in response to growing levels of business growth. Eliminating the impact of exchange rates, to provide a more accurate analysis of business performance variations would have been +17%, +13%, +58% and +9%, respectively, in response to growing levels of business growth.  Interest rates in these markets are also higher than in our developed markets, although the performance varies by region (in Mexico the rate was up while in Brazil the rate fell significantly in the period). However, there were decreases (i) in Spain, excluding Banco Popular, due to interest rate pressure and lower business volume; (ii) in Portugal, where prevailing interest rates are similar to Spain and where we also reported lower income on the ALCO portfolio; and (iii) in the United States due to the decline in the auto portfolio at Santander Consumer USA and the change in mix toward a lower risk profile.

The average balance of interest earning assets in 2017 was €1,204,847 million, which was 7% or €78,729 million more than in 2016. In Spain balances increased by €63,806 million mainly due to the acquisition of Banco Popular; reflecting the increases in Loans and credits (€44,316 million), Cash and due from central banks and credit entities (€11,350 million) and Debt Securities (€8,140 million). Average balances outside of Spain increased €14,923 million mainly due to the increases in Debt Securities (€8,580 million) and Cash and due from central banks and credit entities (€7,942 million) partially offset by a decrease in Loans and credits (-€1,599 million). The average return on total interest-earning assets decreased by 25 basis points to 4.65%.

Net customer loans were €848,915 million, a 7% or €58,445 million increase from €790,470 million in 2016, largely due to the integration of Banco Popular, with had net loans of €75,516 million at December 31, 2017.

The development by geographic distribution (principal segments) of gross customer loans, excluding repurchase agreements, as of December 31, 2017 as compared to December 31, 2016 was the following (disregarding the exchange rate effect and excluding the impact of Banco Popular):

•

The most significant increases were in Argentina (+44%) driven by consumer loans and lending to SMEs mainly due to the incorporation of Citibank’s retail network, in Portugal, (+8%) thanks to the increase in the institutional segment and Brazil (+7%) on the back of lending to individuals.

•

Growth of 6% at Santander Consumer Finance, mainly on account of the increased production in the auto segment and in credit cards, and growth of 5% in Mexico and Poland, driven by SMEs and corporates. Chile was up 3% in lending to individuals, high income segments and SMEs. Meanwhile, the United Kingdom gained 1% in home mortgages and corporate loans, offset by the decline in non-core loans.

•	United States reported a 4% decline, mainly due to the sale of a portfolio of Santander Consumer USA and the reduction in Global Corporate Banking at Santander Bank.
•	At the real estate unit in Spain, net lending fell 56% year on year in response to the ongoing strategy being pursued in recent years.

At the end of 2017, Continental Europe accounted for 45% of the total operating areas’ loans and advances to customers, the U.K. 29%, Latin America 17% and the U.S. 8%.

The average balance of interest-bearing liabilities in 2017 was €1,147,616 million, which was 7% or €76,344 million more than in 2016, with a 36 basis point decrease in their average cost to 1.89%. In Spain it increased by €61,977 million mainly due to increases in Customer deposits (€42,166 million) mainly due to the integration of Banco Popular, Credit entities and central banks (€17,551 million) and Marketable debt securities (€2,627 million) partially offset by the decrease in Other interest bearing liabilities (-€368 million). Balances outside of Spain increased by €14,367 million mainly due to increases of transactions with Customer deposits (€18,909 million), Credit entities and central banks (€3,111 million) and Other interest bearing liabilities (€69 million) partially offset by decreases in Marketable debt securities (-€7,721 million).

Customer deposits amounted to €777,730 million, a 13% or €86,619 million increase as compared to 2016, mainly due to the acquisition of Banco Popular. Banco Popular´s deposits were €64,960 million at December 31, 2017.

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2017 as compared to December 31, 2016 was the following (excluding the exchange rate impact, repos, the impact of Banco Popular and including mutual funds):

•	Eight of the Group’s ten main regions reported growth, with only the United States reporting a decline (-9%) due to the reduction in institutional balances.
•

Growth across the Latin American units (Argentina: +53% (mainly due to the incorporation of Citibank’s retail network), Brazil: +24% and Mexico: +6%). In Europe Spain was up 12% and the United Kingdom gained 3%.

•

More moderate growth at Santander Consumer Finance, Poland and Portugal (+2% at each). Since all units have focused on reducing costs ahead of growing business, the growth in demand accounts has been offset by the decline in term deposits.

•	Chile was unchanged during the year.

Continental Europe accounted for 46% of the total operating areas’ customer deposits, the U.K. 30%, Latin America 18% and the U.S. 7%.

2016 compared to 2015

The €1,723 million decrease in interest income / (charges) was mainly due to low interest rates and the negative impact of exchange rates.

The performance of interest income / (charges) by geographic areas was the following:

UK decreased by 11% or €537 million (excluding the exchange rate impact 0.4%). Latin America decreased by 3% or €407 million, but excluding the exchange rate impact increased 6%, mainly due to Mexico 14%, Chile 7% and Brazil 2%. United States decreased 3% affected by the fall in SCUSA auto finance balances and the change of mix toward a lower risk profile. Spain decreased 10% mainly due to lower volumes and interest rate pressure loans.

The average balance of interest earning assets in 2016 was €1,126,118 million, which was 0.5% or € 5,226 million less than in 2015. In Spain balances dropped by €3,055 million as a result of decreases in Debt Securities (-€2,384 million); Loans and credits (-€913 million) partially offset by the increase in Cash and due from central banks and credit entities (€242 million). Average balances outside of Spain decreased €2,171 million mainly due to decreases in Loans and credits (-€3,238 million); Cash and due from central banks and credit entities (-€121 million) partially offset by an increase in Debt Securities (€1,188 million). The average return on total interest-earning assets decreased by 16 basis points to 4.90%.

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

The average balance of interest-bearing liabilities in 2016 was €1,071,272 million, which was 1% or €7,257 million less than in 2015, with a one basis point decrease in their average cost to 2.25%. Balances in Spain decreased by €5,108 million mainly due to decreases in Customer deposits (-€7,122 million) and Other interest bearing liabilities (-€403 million) partially offset by increases in Credit entities and central banks (€1,632 million) and Marketable debt securities (€787 million). Balances outside of Spain decreased by €2,149 million mainly due to decreases of transactions with credit entities and central banks (-€6,738 million) and Other interest bearing liabilities (-€195 million) partially offset by increases in Marketable debt securities (€3,341 million) and Customer deposits (€1,441 million).

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

Continental Europe accounted for 39% of customer deposits, the U.K. 31%, Latin America 21% and the U.S. 9%.

Dividend income

Dividend income was €384 million in 2017, a 7% or €29 million decrease from €413 million in 2016, which was a 9% or €42 million decrease from €455 million in 2015.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €704 million in 2017, a 59% or €260 million increase from €444 million in 2016, which was an 18% or €69 million increase from €375 million in 2015. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations”. (For further information, see notes 13 and 41 to our consolidated financial statements).

Fee and Commission Income (net)

Fee and commission income was €11,597 million in 2017, a 14% or €1,417 million increase from €10,180 million in 2016. During 2016, fee and commission income increased by 1% or €147 million as compared to €10,033 million obtained in 2015.

2017 compared to 2016

Fee and commission income for 2017 and 2016 was as follows:

			Amount	%
	2017	2016	Change	Change
	(in millions of euros, except percentages)
Commissions for services	7,350	6,261	1,089	17%
Credit and debit cards	2,124	1,755	369	21%
Account management	1,490	1,191	300	25%
Bill discounting	357	284	73	26%
Guarantees and other contingent liabilities	501	435	66	15%
Other operations	2,879	2,597	282	11%
Mutual and pension funds	815	757	58	8%
Securities services	1,092	913	179	20%
Insurance	2,340	2,249	91	4%
Total net fees and commissions	11,597	10,180	1,417	14%

Increases in income from commissions for services (mainly in credit and debit cards and account management) mutual and pension funds, securities services and insurance reflecting the growth in the activity and high levels of customer loyalty. The contribution of Banco Popular was €288 million. It is also significant that this growth has been accelerating: rising 14% in 2017 to comfortably outpace the growth reported in 2016 (+1%) and 2015 (+3%). By business, increases were noted in Commercial Banking (86% of total fees and commissions) and Global Corporate Banking. By region, fees and commissions rose across the board, reflecting the rise in loyal customers1 in all units, the higher added value product offer and an enhanced customer experience.

The average balances of mutual funds under management increased 13% from €118.8 billion in 2016 to 134.6 billion in 2017, with growth in Brazil, Spain, Argentina, Chile, Portugal and Poland partially offset by decreases in the United Kingdom and Mexico.

The average balances of pension funds increased from €11.1 billion in 2016 to €11.4 billion in 2017. In Spain, pension’s funds increased 3% to €10.5 billion and in Portugal increased 5% to €944 million in 2017 from €902 million in 2016. Our only remaining pension business abroad is in Portugal.

1 Loyal customer: active client that receives most of its financial products and services from us.

2016 compared to 2015

Fee and commission income; for 2016 and 2015 was as follows:

t

			Amount	%
	2016	2015	Change	Change
	(in millions of euros, except percentages)
Commissions for services	6,261	6,040	221	4%
Credit and debit cards	1,755	1,567	187	12%
Account management	1,191	1,074	117	11%
Bill discounting	284	257	26	10%
Guarantees and other contingent liabilities	435	444	(10)	(2)%
Other operations	2,597	2,698	(101)	(4)%
Mutual and pension funds	757	863	(105)	(12)%
Securities services	913	905	9	1%
Insurance	2,249	2,225	23	1%
Total net fees and commissions	10,180	10,033	148	1%

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

Gains/ (Losses) on Financial Assets and Liabilities and Exchange differences (net)

Net gains/(losses) on financial assets and liabilities and Exchange differences (net) in 2017 were gains of €1,665 million, a €436 million decrease as compared to gains of €2,101 million in 2016, which represented a €285 million decrease from gains of €2,386 million in 2015.

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

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analyzed together with those recognized under Gains/(losses) on financial assets and liabilities. For further details, see note 45 to our consolidated financial statements.

Other operating income / expenses (net)

Net other operating income in 2017 were losses of €291 million, a €296 million decrease from gains of €5 million in 2016, which was a €171 million increase from losses of €166 million in 2015. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund and the Single Resolution Fund.

			Amount	%
	2017	2016	Change	Change
	(in millions of euros, except percentages)
Insurance activity	57	63	(6)	(10)%
Income from insurance and reinsurance contracts issued	2,546	1,900	646	34%
Of which:
Insurance and reinsurance premium income	2,350	1,709	641	38%
Reinsurance income	196	191	5	3%
Expenses of insurance and reinsurance contracts	(2,489)	(1,837)	(652)	35%
Of which:
Claims paid and other insurance-related expenses and net provisions for insurance contract liabilities	(2,249)	(1,574)	(675)	43%
Reinsurance premiums paid	(240)	(263)	23	(9)%
Other operating income	1,618	1,919	(301)	(16)%
Non-financial services	472	698	(226)	(32)%
Other operating income	1,146	1,221	(75)	(6)%
Of which: fees and commissions offsetting direct cost	192	145	47	32%
Other operating expenses	(1,966)	(1,977)	11	(1)%
Non-financial services	(302)	(518)	216	(42)%
Other operating expense:	(1,664)	(1,459)	(205)	14%
Of which, Deposit Guarantee Fund	(848)	(711)	(137)	19%
Other operating income / expenses, net	(291)	5	(296)	n.a.

The €296 million decrease in 2017 was partly due to the increase in the contributions paid to the Deposit Guarantee Fund, including those made by Banco Popular in 2017.

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

Administrative Expenses

Administrative expenses increased 9% or €1,663 million to €20,400 million in 2017 from €18,737 million in 2016, which decreased from €19,302 million in 2015.

2017 compared to 2016

Administrative expenses for 2017 and 2016 were as follows:

			Amount	%
	2017	2016	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	12,047	11,004	1,043	9%
Other administrative expenses	8,353	7,733	620	8%
Building, premises and supplies	1,931	1,853	78	4%
Information Technology	1,257	1,095	162	15%
Technical reports	759	768	(9)	(1)%
Advertising	757	691	66	10%
Communications	529	499	30	6%
Taxes (other than income tax)	583	484	99	20%
Guard and cash courier services	443	389	54	14%
Per diems and travel expenses	217	232	(15)	(6)%
Insurance premiums	78	69	9	13%
Other expenses	1,799	1,653	146	9%
Total administrative expenses	20,400	18,737	1,663	9%

In 2017, administrative expenses increased mainly due to the integration of Banco Popular. Eliminating the perimeter impact and adjusting for the year’s average inflation, administrative expenses were virtually unchanged, despite the cost increase stemming from regulatory requirements and investments in the transformation process. We have continued our active management approach during the year, adapting the base to the reality of the business in each market. This has allowed us to reduce costs or keep them stable in seven of our ten main business units, in real terms and not considering changes in the consolidation scope. The two units that reported the largest cost increase were Mexico, due to the significant investment made in infrastructure and systems as part of the plan launched in late 2016, and Brazil, where costs have responded to fluctuating levels of business and investments in transformation.

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

Depreciation and Amortization

Depreciation and amortization was €2,593 million in 2017, a 10% or €229 million increase from €2,364 million in 2016, which was a 2% or €54 million decrease from €2,418 million in 2015.

Provisions (net)

Provisions (net of reversal of provisions) were €3,058 million in 2017, a 22% or €550 million increase from €2,508 million in 2016, which was a 19% or €598 million decrease from €3,106 million in 2015. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions. This increase is mainly due to restructuring costs of Banco Popular and the cost of the integration processes of Santander Consumer Finance.

For further details, see note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €10,532 million in 2017, an 8% or €766 million increase from €9,766 million in 2016, which was a 17% or €1,978 million decrease from €11,744 million in 2015.

Impairment losses are divided in the income statement as follows:

	2017	2016	2015
	(in millions of euros)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss, net	9,259	9,626	10,652
Financial assets measured at cost	8	52	228
Financial assets available-for-sale	10	(11)	230
Loans and receivables	9,241	9,557	10,194
Investments Held-to-maturity	—	28	—
Impairment of investments in subsidiaries, joint ventures and associates, net	13	17	1
Impairment on non-financial assets, net	1,260	123	1,091
Tangible assets	72	55	128
Intangible assets	1,073	61	701
Others	115	7	262
Total impairment losses (net)	10,532	9,766	11,744

2017 compared to 2016

Net impairment losses for loans and receivables were €9,241 million in 2017, a €316 million or 3% decrease as compared to 2016. For a further discussion on credit risk see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 3. Credit Risk”.

By geographical area and in local currency, we had significant reductions of the provisions in Continental Europe and in the United States and also across all of Latin America. However, in the United Kingdom provisions increased due to the steady normalization of provisioning and a single credit case at Global Corporate Banking.

Our total allowances for credit losses (excluding country-risk) decreased by €306 million to €24,529 million at December 31, 2017, from €24,835 million at December 31, 2016 mainly driven by the improvement in the quality of the portfolios partially offset for the acquisition of Banco Popular.

Non-performing balances (excluding country-risk) were €37,596 million at December 31, 2017, a €3,953 million increase as compared to €33,643 million at December 31, 2016. Banco Popular´s non-performing balances were €9,492 million at December 31, 2017. Credit quality ratios have continued to improve in almost all units, reflecting the selective growth strategy and a well-balanced risk management policy. Our Non-performing balance ratio was 4.08% at December 31, 2017 as compared to 3.93% at December 31, 2016. Our coverage ratio was 65% at December 31, 2017 and 74% at December 31, 2016, affected by the integration of Banco Popular. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Non-performing Balances Ratios” and “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Evolution of Non-performing Balances”.

Impairment losses on financial assets measured at cost and on financial assets available-for-sale in 2017 were €18 million as compared to €41 million in 2016.

Net impairment on non-financial assets in 2017 increased to €1,260 million compared to €123 million in 2016. In 2017 we recognized impairment losses of €899 million in intangible assets, of which €799 million were Santander Consumer USA Holdings Inc.’s goodwill. In addition, we recognized impairment losses of €174 million in other intangible assets.

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

Gains/ (losses) on non-financial assets and investments (net)

Net gains on non-financial assets and investments were €522 million in 2017, a €492 million increase from gains of €30 million in 2016, which was a €82 million decrease from gains of €112 million in 2015. The increase in 2017 is mainly due to the capital gains obtained from the sale of Allfunds Bank. For further details, see note 49 to our consolidated financial statements.

Gains from bargain purchases arising in business combinations

Gains from bargain purchases arising in business combinations were €0 million in 2017, a €22 million decrease from €22 million in 2016, which was a €261 million decrease from €283 million in 2015. The €283 million gains in 2015 reflect the gain on acquisition of Banco Internacional do Funchal (Banif) resulting from the difference between the consideration paid and the fair value of the identifiable assets acquired and liabilities assumed at the business combination date.

Gains/ (losses) on non-current assets held for sale classified as discontinued operations

Net losses on non-current assets held for sale classified as discontinued operations were €203 million in 2017, a €62 million increase from losses of €141 million in 2016, which was a €32 million decrease from losses of €173 million in 2015. This line item includes mainly impairment of foreclosed assets recorded during the year and the sale of properties, both of which decreased in 2015 and 2016.

Income Tax

The provision for corporate income tax was €3,884 million in 2017, an 18% or €602 million increase from €3,282 million in 2016, which represented a 48% or €1,069 million increase from €2,213 million in 2015. The effective tax rate was 32.1% in 2017, 30.5% in 2016 and 23.2% in 2015.

The increase in the effective tax rate in 2017 compared to 2016 is mainly due to the increase at certain units, notably Brazil, Spain, Poland, Chile and Argentina.

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

Profit / (losses) from discontinued operations

Profit from discontinued operations was €0 million in 2017, 2016 and 2015.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests was €1,588 million in 2017, a 24% or €306 million increase from €1,282 million in 2016, which represented a 6% or €86 million decrease from €1,368 million in 2015. In 2017, there were increases at Santander Consumer Finance due to the agreement reached with Banque PSA, Brazil and Chile.

For further details, see note 28 to our consolidated financial statements.

The detail, by Group company, of profit/(loss) attributable to non-controlling interests is as follows:

	2017	2016	2015
	Millions of euros
Profit/(Loss) for the year attributable to non-controlling interests	1,588	1,282	1,368
Of which:
Santander Consumer USA Holdings Inc.	368	256	329
Banco Santander - Chile	264	215	191
Banco Santander (Brasil) S.A.	288	194	296
Grupo Financiero Santander México, S.A.B. de C.V.	194	190	201
Grupo PSA	206	171	122
Bank Zachodni WBK S.A.	160	148	154
Other companies	108	108	75

Results of Operations by Business Areas

For a description of our segments see “Item 4. “Information on the Company—B. Business Overview”.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	9,270	8,161	8,006	1,109	14%	155	2%
Dividend income	274	272	277	2	1%	(5)	(2%)
Income from companies accounted for by the equity method	378	168	120	210	n.a.	48	40%
Net fees and commissions	4,171	3,497	3,417	674	19%	80	2%
Gains/losses on financial assets and liabilities (net) *	626	818	1,186	(192)	(23%)	(368)	(31%)
Other operating income/(expenses) (net)	(256)	(110)	(178)	(146)	n.a.	68	(38%)
TOTAL INCOME	14,463	12,806	12,828	1,657	13%	(22)	(0%)
Administrative expenses and depreciation	(7,688)	(6,781)	(6,735)	(907)	13%	(46)	1%
Provisions (net)	(990)	(444)	(352)	(546)	n.a.	(92)	26%
Impairment on financial assets (net)	(1,111)	(1,383)	(2,083)	272	(20%)	700	(34%)
Impairment on other assets (net)	(189)	(36)	(172)	(153)	n.a.	136	(79%)
Gains/(losses) on other assets (net)	(115)	(150)	(120)	35	(23%)	(30)	25%
OPERATING PROFIT/(LOSS) BEFORE TAX	4,370	4,012	3,366	358	9%	646	19%
Income tax	(1,158)	(1,083)	(887)	(75)	7%	(196)	22%
PROFIT FROM CONTINUING OPERATIONS	3,212	2,929	2,479	283	10%	450	18%
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	3,212	2,929	2,479	283	10%	450	18%
Profit attributable to non-controlling interest	381	330	261	51	15%	69	26%
Profit attributable to the Parent	2,831	2,599	2,218	232	9%	381	17%

*    Includes exchange differences (net)

2017 compared to 2016 2

In 2017, Continental Europe accounted for 32% of the total operating areas’ profit attributable to the Parent bank.

Against a backdrop of historically low interest rates, the Bank’s strategy remains focused on improving customer loyalty, pushing up our market share, controlling costs and improving credit quality. Work is therefore ongoing to improve the customer experience and enhance the efficiency through the digital transformation, while simplifying processes and offering innovative products.

As a result of this strategy, customer engagement has improved for individuals, SMEs and corporates resulting in an 11% increase in fee and commission income excluding acquisitions. Similarly, our digital strategy has led to an 11% gain in digital customers3, with most Santander regions reporting a major increase.

Highlights of the year were (i) the acquisition of Banco Popular on June 7, 2017 (see “Item 4. - Acquisitions, Dispositions, Reorganizations - Acquisition of Banco Popular Español, S.A.”); (ii) the acquisition of Core Deutsche Bank Polska & DB Securities S.A. which is expected to be completed in the fourth quarter of 2018 (see “Item 4. - Acquisitions, Dispositions, Reorganizations - Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.”); and (iii) the acquisition of 50% of Santander Asset Management (see “Item 4. - Acquisitions, Dispositions, Reorganizations - iv. Agreement with Santander Asset Management”).

2 For a summary by countries, see “item 4. Information on the Company – Business Overview – Continental Europe”.

3 Digital customer: client who has logged a certain number of times in our mobile/internet banking.

The main line items of Banco Popular’s contribution to Continental Europe for the period from June 7, 2017 to December 31, 2017 are the following: interest income / (charges) €1,003 million, net fees and commissions €288 million, total income €1,309 million, operating expenses -€873 million, impairment on loans -€114 million and loss attributable to the Parent €37 million, including €300 million of integration costs (net of tax).

Total income increased by 13% or €1,657 million. Interest income / (charges) increased €1,109 million, mainly due to the contribution of Banco Popular of €1,003 million. Net fees and commissions increased by 19% or €674 million due to the contribution of Banco Popular (€288 million) and the higher customer loyalty.

Administrative expenses and depreciation and amortization increased by €907 million or 13% mainly due to the contribution of Banco Popular (€873 million). Not considering Banco Popular, costs increased 1% after absorbing costs associated with the launch of Openbank and the impact of the integration of a company that manages point of sale terminals in Spain.

Provisions (net) increased by -€546 million reaching -€990 million, basically due to expenses related to integration processes of Banco Popular and Santander Consumer Finance.

Impairment losses, which include impairment losses on financial assets (net) and impairment losses on other assets (net), decreased by €119 million or 8%, mainly due to the improvement in the credit quality.

The NPL ratio in Continental Europe decreased 13 basis points to 5.79%, while the coverage ratio decreased 6 percentage points to 54.4%.

Profit attributable to the Parent increased by €232 million or 9% mainly due to the increase in interest income / (charges) and the improvement in fees and commissions in the majority of the units, both impacts partially offset by the higher administrative expenses and depreciation and the impact of the integration processes related to Banco Popular and Santander Consumer Finance.

2016 compared to 2015

In 2016, Continental Europe accounted for 32% of the total operating areas’ profit attributable to the Parent bank.

Highlights of the year were the successful completion of the agreement between Santander Consumer Finance and Banque PSA Finance (Germany, Italy, the Netherlands, Belgium, Poland and Austria integrated in 2016), as well as integrating Banco Internacional do Funchal (Banif) technologically and operationally in Portugal within the timetable.

Total income decreased by €22 million mainly due to the €368 million decrease in Gains/losses on financial assets and liabilities (net), mainly due to impact of reduced gains of ALCO sales portfolio in 2016 compared to 2015, partially offset by increase in interest income / (charges) and net fees and commissions (€155 million and €80 million respectively). Other operating expenses (net) increased by €68 million, mainly due to the one-offs charged in 2015 not repeated in 2016;  (i) charges in  Poland to the Deposit Guarantee Fund, due to the collapse of SK Wolomin Bank and (ii) the Spain’s higher charges to the Deposit Guarantee Fund and Resolution Fund.

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

United Kingdom

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,364	4,405	4,942	(41)	(1%)	(537)	(11%)
Dividend income	1	1	1	-	0%	-	0%
Income from companies accounted for by the equity method	32	16	10	16	n.a.	6	60%
Net fees and commissions	1,003	1,031	1,091	(28)	(3%)	(60)	(5%)
Gains/losses on financial assets and liabilities (net) *	282	319	302	(37)	(12%)	17	6%
Other operating income/(expenses) (net)	34	44	37	(10)	(23%)	7	19%
TOTAL INCOME	5,716	5,816	6,383	(100)	(2%)	(567)	(9%)
Administrative expenses and depreciation	(2,862)	(2,967)	(3,357)	105	(4%)	390	(12%)
Provisions (net)	(429)	(276)	(351)	(153)	55%	75	(21%)
Impairment on financial assets (net)	(205)	(58)	(107)	(147)	n.a.	49	(46%)
Impairment on other assets (net)	(50)	(64)	(9)	14	(22%)	(55)	n.a.
Gains/(losses) on other assets (net)	14	1	5	13	n.a.	(4)	(80%)
OPERATING PROFIT/(LOSS) BEFORE TAX	2,184	2,452	2,564	(268)	(11%)	(112)	(4%)
Income tax	(661)	(736)	(556)	75	(10%)	(180)	32%
PROFIT FROM CONTINUING OPERATIONS	1,523	1,716	2,008	(193)	(11%)	(292)	(15%)
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,523	1,716	2,008	(193)	(11%)	(292)	(15%)
Profit attributable to non-controlling interest	25	36	37	(11)	(31%)	(1)	(3%)
Profit attributable to the Parent	1,498	1,680	1,971	(182)	(11%)	(291)	(15%)

*    Includes exchange differences (net)

2017 compared to 2016

In 2017, the United Kingdom accounted for 17% of the total operating areas’ profit attributable to the Parent bank.

Our priority in the UK remains customer loyalty, operational and digital excellence and steady and sustained profit growth, while also aspiring to become the best bank for our employees and society in general.  We remain firmly committed to our World 1|2|3 strategy, which already has 5.4 million customers. The number of digital customers has been increasing at around 10% growth.

Total income decreased by €100 million or 2% in 2017; however, excluding the exchange rate impact it increased by 5%. Interest income / (charges) decreased €41 million; excluding the exchange rate impact it increased by €255 million or 6% driven by the improvement in the margin on borrowing activity following the changes made to the terms and conditions of the 1|2|3 account. Net fees and commissions decreased by €28 million or 3%; excluding the exchange rate impact they increased by 4% due to the rise in commissions on retail banking transactions and on digital and internal payments in the commercial banking segment.

Administrative expenses and depreciation decreased €105 million or 4% in 2017 (3% increase excluding the exchange rate impact). They remained under control despite inflationary pressures and costs of €92 million resulting from the banking reform process. The increase in investments in business growth and in improving digital channels was partially offset by the improvements made on operational efficiency.

Provisions (net) increased by €153 million or 55%, mainly concerning allowances to cover potential claims in connection with payment protection insurance (PPI) products.

Impairment losses increased €133 million mainly due to single credit at Global Corporate Banking. Credit quality remains strong across all portfolios, underpinned by risk management and low interest rates. The NPL ratio improved 8 basis points to 1.33% at the end of 2017, while the coverage ratio decreased 86 basis points to 32.0%.

Profit attributable to the Parent decreased by €182 million or 11%; however excluding the exchange rate impact it decreased by 4%, the main positive drivers being interest income / (charges) and fees and commissions. In the other hand, the main negative drivers were impairment and provisions.

2016 compared to 2015

In 2016, the United Kingdom accounted for 21% of the total operating areas’ profit attributable to the Parent bank.

The UK banking sector faces a very demanding regulatory change agenda, in particular with the banking reform, where our planning and implementation is well advanced. We have recently revised our approach in order to minimize the impact on customers and maintain long-term flexibility in the changeable macro environment.

Total income decreased by €567 million or 9% (excluding the exchange rate increased 3%), mainly due to the €537 million or 11% decrease in Interest income / (charges). In local currency, Interest income / (charges) was flat with increased lending volumes and retail liability margin that offset continued SVR (Standard Variable Rate mortgage) attrition and asset margin pressures. Net fees and commissions decreased €60 million or 5%; however, in local currency they increased 7%, mainly due to fees in Retail Banking and international and digital payment fees in Commercial Banking, partially offset by regulatory impacts on cards and investment income.

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

Latin America

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	15,944	13,345	13,752	2,599	19%	(407)	(3%)
Dividend income	44	78	57	(34)	(44%)	21	37%
Income from companies accounted for by the equity method	369	309	285	60	19%	24	8%
Net fees and commissions	5,490	4,581	4,452	909	20%	129	3%
Gains/losses on financial assets and liabilities (net) *	1,012	806	517	206	26%	289	56%
Other operating income/(expenses) (net)	(386)	(355)	(308)	(31)	9%	(47)	15%
TOTAL INCOME	22,473	18,764	18,755	3,709	20%	9	0%
Administrative expenses and depreciation	(8,694)	(7,692)	(7,906)	(1,002)	13%	214	(3%)
Provisions (net)	(1,145)	(800)	(831)	(345)	43%	31	(4%)
Impairment on financial assets (net)	(5,014)	(4,912)	(5,108)	(102)	2%	196	(4%)
Impairment on other assets (net)	(112)	(42)	20	(70)	n.a.	(62)	n.a.
Gains/(losses) on other assets (net)	(31)	59	78	(90)	n.a.	(19)	(24%)
OPERATING PROFIT/(LOSS) BEFORE TAX	7,477	5,377	5,008	2,100	39%	369	7%
Income tax	(2,380)	(1,363)	(1,219)	(1,017)	75%	(144)	12%
PROFIT FROM CONTINUING OPERATIONS	5,097	4,014	3,789	1,083	27%	225	6%
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	5,097	4,014	3,789	1,083	27%	225	6%
Profit attributable to non-controlling interest	813	628	596	185	29%	32	5%
Profit attributable to the Parent	4,284	3,386	3,193	898	27%	193	6%

*    Includes exchange differences (net)

2017 compared to 20164

As of December 31, 2017, Latin America accounted for 48% of the total operating areas’ profit attributable to the Parent bank.

Highlights for the year included the significant investments made in operating systems and digital infrastructure in a bid to streamline processes and improve customer experience, customer loyalty and the number of transactions and digital customers. Loyal customers increased in 2017 across all units. Meanwhile, the number of digital customers rose by 32%.

Total income increased by €3,709 million or 20% (excluding the exchange rate impact they improved by €3,164 million or 16%). The main drivers of growth were Interest income / (charges) (+€2,599 million or +€2,178 without exchange rates) and Net fees and commissions (+€909 million or +€785 million eliminating the exchange rate impact). These growths were spurred by increased volumes and good management of spreads, with a significant decrease of the Selic rate in Brazil while the interest rate in Mexico was on the rise and higher customer loyalty.

Administrative expenses and depreciation increased by €1,002 million or 13%. Excluding the exchange rate impact expenses grew by €810 million or 10%, mainly due to significant investments made in operating systems and digital infrastructure. However, growth was moderate as compared to inflation rates.

Provisions (net) increased by €345 million mainly due to an increase in labor and civil contingencies provisions in Brazil.

Impairment losses increased by €172 million or 3%, lower than the business growth, due to higher credit quality.

The NPL ratio decreased 31 basis points to 4.50% and the coverage ratio stood at 84.8% at the end of 2017.

Profit attributable to the Parent increased by €898 million or 27% (24% excluding the exchange rate impact), mainly due to interest income (charges) and net fees and commissions, both effects partially offset by higher administrative expenses and depreciation and Provisions (net).  Brazil contributed Profit attributable to the Parent of €2,544 in 2017 (59% of the profit attributable to the Parent in Latin America).

2016 compared to 2015

As of December 31, 2016, Latin America accounted for 42% of the total operating areas’ profit attributable to the Parent bank.

In general, the environment was not propitious for business, mainly due to the depreciation of currencies and in particular the shrinking of Brazil’s GDP. The focus remained on deepening customer relations, improving customer experience and satisfaction, as well as accelerating the digital transformation.

Total income increased by €9 million. However, excluding the exchange rate impact it increased 10%, due to the increase in interest income / (charges) and in fees and commissions (that increased 6% and 15%, respectively, excluding the exchange rate impact).

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

4  For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Latin America”.

United States

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	5,569	5,917	6,116	(348)	(6%)	(199)	(3%)
Dividend income	20	30	48	(10)	(33%)	(18)	(38%)
Income from companies accounted for by the equity method	(11)	2	3	(13)	n.a.	(1)	(33%)
Net fees and commissions	971	1,102	1,086	(131)	(12%)	16	1%
Gains/losses on financial assets and liabilities (net) *	(29)	22	231	(51)	n.a.	(209)	(90%)
Other operating income/(expenses) (net)	401	460	316	(59)	(13%)	144	46%
TOTAL INCOME	6,921	7,533	7,800	(612)	(8%)	(267)	(3%)
Administrative expenses and depreciation	(3,274)	(3,197)	(3,025)	(77)	2%	(172)	6%
Provisions (net)	(174)	(72)	(164)	(102)	n.a.	92	(56%)
Impairment on financial assets (net)	(2,878)	(3,187)	(3,103)	309	(10%)	(84)	3%
Impairment on other assets (net)	(27)	(35)	-	8	(23%)	(35)	n.a.
Gains/(losses) on other assets (net)	16	(6)	16	22	n.a.	(22)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	584	1,036	1,524	(452)	(44%)	(488)	(32%)
Income tax	116	(355)	(517)	471	n.a.	162	(31%)
PROFIT FROM CONTINUING OPERATIONS	700	681	1,007	19	3%	(326)	(32%)
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	700	681	1,007	19	3%	(326)	(32%)
Profit attributable to non-controlling interest	368	286	329	82	29%	(43)	(13%)
Profit attributable to the Parent	332	395	678	(63)	(16%)	(283)	(42%)

*    Includes exchange differences (net).

2017 compared to 20165

In 2017, United States contributed 4% of the total operating areas’ profit attributable to the Parent bank.

In 2017 SHUSA passed the Federal Reserve’s stress tests in both the quantitative and qualitative aspects, with no objections raised against the capital plan. This will allow the country to focus on improving profitability, reducing costs and optimizing the capital structure.

Banco Santander aims to improve the customer experience and its range of products and digital channels, leading us to narrow the service quality gap against competitors increasing the number of loyal customers. Digital customers increased 5% in 2017. There is also a focus on improving business profitability and efficiency.

At Santander Consumer USA the strategy focuses on optimizing the balance sheet asset mix, improving financing costs and securing maximum value from the agreement with Fiat Chrysler. To this end, Santander Consumer USA continues to prioritize its core non-prime segment, while also expanding its market share in the prime segment. We are also working to secure higher weighting of funding via deposits, in order to ensure more predictable results, shifting the balance towards a lower risk profile, but maintaining profitability adjusted to risk at levels similar to the current ones.

Total income decreased by €612 million or 8%. This decrease was mainly due to lower interest income/charges for Santander Consumer USA as a result of a business mix shift towards a lower risk profile, partially offset by higher interest income (charges) at Santander Bank supported by rising interest rates and lower financing costs following balance optimization efforts. This line item was also positively affected by the tax reform performed in 2017.

Operating expenses rose €77 million or 2%, as a result of investments in Santander Consumer USA and Santander Holdings, while costs for Santander Bank were flat.

5 For further information on the segment, see “Item 4. Information on the Company—B. Business Overview—United States”.

Provisions and Impairment losses decreased by €215 million resulting mainly from a €309 million decrease in Impairment losses on financial assets (net) due to the change in the portfolio mix and lower volumes for Santander Consumer USA partially offset by the negative impact of the 2017 hurricanes.

The NPL ratio was 2.79%, which represents a 51 basis points reduction from 2016. The coverage decreased by 44 percentage points to 170.2% at December 31, 2017.

Profit attributable to the Parent bank from United States in 2017 was €332 million, a €63 million or 16% decrease as compared to 2016 resulting mainly from a decrease in total income and an increase in operating expenses partially offset by a decrease in provisions and impairment losses. In 2017 the hurricanes and tax reforms had a net impact of -€76 million. The results were not affected significantly by exchange rates.

2016 compared to 2015

In 2016, United States contributed 5% of the total operating areas’ profit attributable to the Parent bank.

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

Corporate Center

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(851)	(739)	(4)	(112)	15%	(735)	n.a.
Dividend income	45	32	72	13	41%	(40)	(56%)
Income from companies accounted for by the equity method	(64)	(51)	(43)	(13)	25%	(8)	19%
Net fees and commissions	(38)	(31)	(13)	(7)	23%	(18)	n.a.
Gains/losses on financial assets and liabilities (net) *	(226)	136	150	(362)	n.a.	(14)	(9%)
Other operating income/(expenses) (net)	(84)	(34)	(33)	(50)	n.a.	(1)	3%
TOTAL INCOME	(1,218)	(687)	129	(531)	77%	(816)	n.a.
Administrative expenses and depreciation	(475)	(464)	(697)	(11)	2%	233	(33%)
Provisions (net)	(320)	(916)	(1,408)	596	(65%)	492	(35%)
Impairment on financial assets (net)	(51)	(86)	(251)	35	(41%)	165	(66%)
Impairment on other assets (net)	(895)	37	(931)	(932)	n.a.	968	n.a.
Gains/(losses) on other assets (net)	435	7	243	428	n.a.	(236)	(97%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(2,524)	(2,109)	(2,915)	(415)	20%	806	(28%)
Income tax	199	255	966	(56)	(22%)	(711)	(74%)
PROFIT FROM CONTINUING OPERATIONS	(2,325)	(1,854)	(1,949)	(471)	25%	95	(5%)
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(2,325)	(1,854)	(1,949)	(471)	25%	95	(5%)
Profit attributable to non-controlling interest	1	2	145	(1)	(50%)	(143)	(99%)
Profit attributable to the Parent	(2,326)	(1,856)	(2,094)	(470)	25%	238	(11%)

*    Includes exchange differences (net).

2017 compared to 20166

Our subsidiaries’ model is complemented by a corporate center that has support and control units which carry out functions for the Group in risk, auditing, technology, human resources, legal affairs, communication and marketing, among other matters.

2017 was impacted by -€436 million which is the net of the impairment of goodwill and other intangible assets and capital gains from the sale of Allfunds. 2016 was affected by -€417 million resulting mainly from restructuring costs, including basically a provision for eventual claims related to payment protection insurance (PPI) in the UK and capital gains from the sale of VISA Europe.

Total income decreased by €531 million to -€1,218 million. Interest income / (charges) decreased by €112 million to -€851 million, mainly due to higher cost of funding. Gains/losses on financial assets and liabilities (net) decreased by €362 million to -€226 million, mainly due to capital gains from the sale of VISA Europe accounted in 2016.

Impairment and provisions (net) increased by -€301 million, mainly due the negative impact of impairment on intangible assets in 2017. These losses are partially offset by the reduction in provisions resulting from the restructuring costs and the provision claims related to payment protection insurance (PPI) accounted for in 2016.

Gains/(losses) on other assets (net) increased by €428 million, mainly due to the capital gains from the sale of Allfunds.

Loss attributable to the Parent increased by €470 million or 25%.

2016 compared to 2015

Banco Santander subsidiaries’ model is complemented by a corporate center that has support and control units which carry out functions for the Group in matters of risk, auditing, technology, human resources, legal affairs, communication and marketing, among others.

6 For further information on segments, see “item 4. Information on the Company  - B. Business Overview – Corporate Center”.

Total income decreased by €816 million to -€687 million. This line item includes income from the centralized management of different risks (mainly interest rate risk and exchange rate risk) and the financial cost of issuances.

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

Second level (business):

Commercial Banking

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	32,704	29,090	30,027	3,614	12%	(937)	(3%)
Dividend income	77	131	124	(54)	(41%)	7	6%
Income from companies accounted for by the equity method	781	505	434	276	55%	71	16%
Net fees and commissions	10,007	8,745	8,621	1,262	14%	124	1%
Gains/losses on financial assets and liabilities (net) *	667	663	1,346	4	1%	(683)	(51%)
Other operating income/(expenses) (net)	(210)	(79)	(194)	(131)	n.a.	115	(59%)
TOTAL INCOME	44,026	39,055	40,358	4,971	13%	(1,303)	(3%)
Administrative expenses and depreciation	(20,323)	(18,475)	(18,730)	(1,848)	10%	255	(1%)
Provisions (net)	(2,718)	(1,547)	(1,656)	(1,171)	76%	109	(7%)
Impairment on financial assets (net)	(8,440)	(8,713)	(9,462)	273	(3%)	749	(8%)
Impairment on other assets (net)	(206)	(97)	2	(109)	n.a.	(99)	n.a.
Gains/(losses) on other assets (net)	(74)	(22)	117	(52)	n.a.	(139)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	12,265	10,201	10,629	2,064	20%	(428)	(4%)
Income tax	(3,417)	(2,799)	(2,663)	(618)	22%	(136)	5%
PROFIT FROM CONTINUING OPERATIONS	8,848	7,402	7,966	1,446	20%	(564)	(7%)
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	8,848	7,402	7,966	1,446	20%	(564)	(7%)
Profit attributable to non-controlling interest	1,421	1,105	1,112	316	29%	(7)	(1%)
Profit attributable to the Parent	7,427	6,297	6,854	1,130	18%	(557)	(8%)

*    Includes exchange differences (net).

2017 compared to 2016

Commercial Banking generated 83% of the total operating areas’ profit attributable to the Parent bank in 2017.

Highlights of the year were (i) the acquisition of Banco Popular on June 7, 2017, (ii) the acquisition of Core Deutsche Bank Polska & DB Securities S.A., and (iii) the acquisition of 50% of Santander Asset Management.

The main line items of Banco Popular’s contribution to Commercial Banking for the period from June 7, 2017 to December 31, 2017 are the following: interest income / (charges) €1,003 million, net fees and commissions €288 million, total income €1,309 million, operating expenses -€873 million, impairment on loans -€114 million and loss attributable to the Parent €37 million, including €300 million of integration costs (net of tax).

Santander maintains a clear and consistent commercial transformation strategy. The three main pillars of the transformation program are as follows: (i) improving customer loyalty and satisfaction, (ii) digital transformation of channels, products and services and (iii) further driving customer satisfaction and customer experience by striving for operational excellence, with new, more efficient and simpler multi-channel processes.

Total income increased by €4,971 million or 13%, mainly due to interest income / (charges) that increased €3,614 million or 12%, spurred mainly by the contribution of Banco Popular (€1,003 million) and Brazil. Further contributing to the rise in total income was the €1,262 million increase in Net fees and commissions driven by the performance of Brazil and Spain (including Banco Popular), basically due to the higher volume of transactions and customer loyalty.

Administrative expenses and depreciation increased by €1,848 million or 10%, in line with the business growth, impacted by the acquisition of Banco Popular and by ongoing investments in different units.

Provisions (net) increased by €1,171 million mainly due to the costs related to the integration processes of Banco Popular and Santander Consumer Finance, together with an increase in labor and civil contingencies provisions in Brazil.

Impairment decreased by €164 million or 2% mainly due to the improvement in the credit quality.

Profit attributable to the Parent increased by €1,130 million mainly due to the rise in interest income / (charges) and fees and commissions partly offset by operating expenses and Provisions (net). The results were not affected significantly by the impact of exchange rates.

2016 compared to 2015

Commercial Banking generated 78% of the total operating areas’ profit attributable to the Parent bank in 2016.

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

Santander Global Corporate Banking

				Variations
	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,478	2,781	2,830	(303)	(11%)	(49)	(2%)
Dividend income	262	250	259	12	5%	(9)	(3%)
Income from companies accounted for by the equity method	(13)	(7)	(6)	(6)	86%	(1)	17%
Net fees and commissions	1,627	1,465	1,425	162	11%	40	3%
Gains/losses on financial assets and liabilities (net) *	1,224	1,293	739	(69)	(5%)	554	75%
Other operating income/(expenses) (net)	(26)	43	24	(69)	n.a.	19	79%
TOTAL INCOME	5,552	5,825	5,271	(273)	(5%)	554	11%
Administrative expenses and depreciation	(1,988)	(1,951)	(2,058)	(37)	2%	107	(5%)
Provisions (net)	(24)	(40)	(51)	16	(40%)	11	(22%)
Impairment on financial assets (net)	(690)	(660)	(688)	(30)	5%	28	(4%)
Impairment on other assets (net)	(51)	(59)	(37)	8	(14%)	(22)	59%
Gains/(losses) on other assets (net)	5	22	4	(17)	(77%)	18	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	2,804	3,137	2,441	(333)	(11%)	696	29%
Income tax	(802)	(876)	(695)	74	(8%)	(181)	26%
PROFIT FROM CONTINUING OPERATIONS	2,002	2,261	1,746	(259)	(11%)	515	29%
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	2,002	2,261	1,746	(259)	(11%)	515	29%
Profit attributable to non-controlling interest	181	172	120	9	5%	52	43%
Profit attributable to the Parent	1,821	2,089	1,626	(268)	(13%)	463	28%

*    Includes exchange differences (net).

2017 compared to 2016

Santander Global Corporate Banking maintained in 2017 the key pillars of its business model, focused on the customer, the division’s global capacities and its interconnection with local units, while actively managing risk, capital and liquidity.

This segment contributed 20% of the total operating areas’ profit attributable to the Parent bank in 2017.

Profit attributable to the Parent Bank in 2017 was €1,821 million, a decrease of €268 million or 13% as compared to 2016. Total income decreased  €273 million or 5%, mainly due to interest income / charges that decreased by €303 million or 11%, partially offset by fees and commissions (increased by €162 million or 11%) generated mainly by the Corporate Finance and Global Transaction Banking areas. Administrative expenses and depreciation and amortization increased by 2% and impairments increased by 3%.

2016 compared to 2015

This segment contributed 26% of the total operating areas’ profit attributable to the Parent bank in 2016.

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

Impairment losses and Provisions decreased by €17 million or 2%.

Profit attributable to the Parent increased by €463 million. This performance was mainly due to the increase in total income and to cost control.

Real Estate Operations in Spain

	2017	2016	2015	2017/16		2016/15
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(35)	(43)	(41)	8	(19%)	(2)	5%
Dividend income	-	-	-	-	n.a.	-	n.a.
Income from companies accounted for by the equity method	-	(3)	(10)	3	n.a.	7	(70%)
Net fees and commissions	1	1	-	-	0%	1	n.a.
Gains/losses on financial assets and liabilities (net) *	-	9	151	(9)	n.a.	(142)	(94%)
Other operating income/(expenses) (net)	29	75	37	(46)	(61%)	38	n.a.
TOTAL INCOME	(5)	39	137	(44)	n.a.	(98)	(72%)
Administrative expenses and depreciation	(207)	(211)	(235)	4	(2%)	24	(10%)
Provisions (net)	4	(5)	9	9	n.a.	(14)	n.a.
Impairment on financial assets (net)	(78)	(167)	(251)	89	(53%)	84	(33%)
Impairment on other assets (net)	(121)	(21)	(126)	(100)	n.a.	105	(83%)
Gains/(losses) on other assets (net)	(47)	(96)	(142)	49	(51%)	46	(32%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(454)	(461)	(608)	7	(2%)	147	(24%)
Income tax	136	138	179	(2)	(1%)	(41)	(23%)
PROFIT FROM CONTINUING OPERATIONS	(318)	(323)	(429)	5	(2%)	106	(25%)
Profit/(loss) from discontinued operations (net)	-	-	-	-	n.a.	-	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(318)	(323)	(429)	5	(2%)	106	(25%)
Profit attributable to non-controlling interest	(15)	3	(9)	(18)	n.a.	12	n.a.
Profit attributable to the Parent	(303)	(326)	(420)	23	(7%)	94	(22%)

*    Includes exchange differences (net).

2017 compared to 2016

The segment includes loans to real-estate developers, for which a specialized management model is applied, as well as the interest in Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB), the remaining Metrovacesa assets, the assets of the previous real-estate fund and foreclosed assets. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— vii. Metrovacesa agreement – Merlin”.

The Group’s strategy in recent years has been directed at reducing these assets, mainly loans and foreclosed assets. Net loans totaled €1,001 million, which was 50% less than in 2016 and accounted for 0.1% of the Group’s loans and less than 1% of those of Spain.

Other operating income / (expenses) decreased by €46 million to €29 million, due to lower rental income.

Impairment on financial assets continued a downward trend and experienced a reduction of €89 million primarily due to lower provisions needs.

Impairment on other assets increased by €100 million to -€121 million, due to impairment from real estate developments.

Losses on other assets (net) decreased by €49 million mainly due to a drop in impairments and losses from the sale of foreclosed assets.

Losses attributable to the Parent decreased by €23 million, mainly due to a fall in impairment on financial assets and Gains/losses on financial assets and liabilities (net).

2016 compared to 2015

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

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,444,305 million at December 31, 2017, a €105,180 million increase from total assets of €1,339,125 million at December 31, 2016. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased €57,986 million or 7% to €872,849 million at December 31, 2017, from €814,863 million at December 31, 2016.

We saw a negative impact of roughly five percentage points on the customer balances for the Group as a whole due to exchange rate fluctuations, with the impact varying by unit as follows: Poland (+6 percentage points); United Kingdom and Chile (-4 percentage points); Mexico (-8 percentage points); United States (-12 percentage points); Brazil (-14 percentage points) and Argentina (-38 percentage points).

2017 also included a positive impact of ten percentage points following the acquisition of Banco Popular in the second quarter.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by €86,620million or 13% from €691,111 million at December 31, 2016, to €777,730 million at December 31, 2017. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 5% from €159,260 million at December 31, 2016 to €166,574 million at December 31, 2017.

In 2017, we carried out medium and long-term senior debt issuances amounting to €12,769 million, covered bonds placed in the market of €5,181 million and securitizations placed in the market amounting to €13,965 million. Additionally, we made issuances eligible for Total Loss Absorbing Capacity (TLAC) amounting to €19,825 million, in order to strengthen the Group’s situation, consisting of senior non-preferred (€16,222 million), subordinated debt (€1,282 million) and preferred securities (€2,321 million). Maturities of medium and long-term debt amounted to €36,461 million.

Goodwill totaled €25,769 million at December 31, 2017, a €955 million decrease as compared to €26,724 million recognized at year-end 2016. The change is largely due to the declines reported in the United States (exchange rate effect and impairment) and Brazil (exchange rate), which were partially offset mainly by the increase resulting from the repurchase of Santander Asset Management.

Available-for-sale financial assets totaled €133,271 million at December 31, 2017, up €16,497 million year on year (+14%), mainly due to the increased position in Spanish sovereign debt following the integration of Banco Popular.

Held-to maturity investments at year-end 2017 amounted to €13,491 million, down €977 million as compared to 2016.

Tangible assets amounted to €22,974 million at December 31, 2017, down 1% as compared to the figure of December 31, 2016 (€23,286 million).

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2017, was €94,489 million, an increase of €3,549 million or 4% from €90,939 million at December 31, 2016, mainly due to an increase in reserves partially offset by an increase of negative valuation adjustments.

In regulatory terms, phase-in eligible own funds stood at €90,706 million, equivalent to a total capital ratio of 14.99% and a common equity tier 1 (CET1) phase-in ratio of 12.26%. The minimum ratios required by the European Central Bank for Grupo Santander on a consolidated basis for 2018 are a total capital ratio of 12.155% and CET1 of 8.655%.

In fully-loaded terms, the CET1 ratio at the end of 2017 was 10.84% (+29 basis points) which puts us well within reach of the declared objective of more than 11% in 2018. The total fully-loaded capital ratio was 14.48%, having increased 61 basis points during the year. Our total capital ratio target for 2018 is above 14.5%.

The 29 basis points increase in the year is principally due to profit and risk weighted assets management, resulting in an organic generation of 53 basis points in the year. In addition to this organic increase, there were deductions of 19 basis points due to perimeter impacts (SAM and Allfunds transactions and the increased stake in SCUSA) and 5 basis points relating to various impacts. The consolidation of Popular's risk weighted assets had a negative impact of 114 basis points on the CET1 ratio. However, we increased capital in July 2017 and the net of the two operations was neutral in capital terms.

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

At December 31, 2017, we had outstanding €218.0 billion of debt securities, of which €176.7 billion were bonds and debentures, €19.9 billion were notes and other securities and €21.4 billion were subordinated debt (which includes €8.4 billion in preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances during the years 2017, 2016 and 2015 of our principal sources of funds:

	2017	2016	2015
	(in millions of euros)
Due to credit entities and central banks	182,268	161,606	166,712
Customer deposits	740,469	679,394	685,075
Marketable debt securities	221,180	226,274	222,129
Total	1,143,917	1,067,274	1,073,916

The average maturity of our outstanding debt as of December 31, 2017 was 5 years.

For more information see notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Stable
Fitch Ratings	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €724.7 billion at December 31, 2017. Loans and advances to customers (gross) excluding reverse repurchase agreements, totaled €854.0 billion at the same date.

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

We, Grupo Santander, are a European, Latin American and North American financial group. Although in some jurisdictions limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations, we are not aware of any current material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate. Nevertheless, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Anyway, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2017, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

During 2017, 2016 and 2015, we spent €1,470 million, €1,726 million and €1,481 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

The forward-looking statements included in this section are based on the current beliefs and expectations of our management, including the macroeconomic expectations described below, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors”.

We forecast world economy growth in 2018 of around 3.9%, slightly above the 3.7% of 2017 and well above the 3-3.5% range of the last few years.

We believe that the consolidation of the recovery seen in 2017 will slow down in both advanced and emerging economies.

Advanced economies are expected once again to grow at around 2.3% thanks to a certain upturn in the US economy, which would offset, perhaps by some degree, euro area growth, which is expected to be slightly lower than in 2017. Financing conditions, the US fiscal stimulus package and the confidence of economic.

Emerging economies are expected to grow by 4.9% in 2018, just above the figure of 4.7% recorded in 2017. These projections are based on the improved credibility of economic policies, the recovery of commodity prices, good global financial conditions, the control of inflation and a slight slowdown in Chinese growth.

In Latin America, we expect the recovery that began in 2017 to continue and growth to reach levels of around 2%, supported by a very broad base and with Brazil and Argentina now showing more consistent growth rates as their policies gain credibility. Mexico, affected by the uncertainty resulting from the NAFTA talks and a tightening of its monetary policy, is expected to see growth stall, but the rest of the region is expected to grow somewhat faster than in 2017.

It is expected that there will continue to be a clear difference in monetary policies among advanced economies, between the United States, where the Federal Reserve is expected to introduce gradual new rate rises at the same time as it reduces the size of its balance sheet; and the euro area where the European Central Bank is expected to keep interest rates at their current levels and will continue to increase (though more slowly) its balance sheet. In the United Kingdom, the Bank of England is expected to increase the base rate slightly in the second half of the year.

Long-term rates are expected to gradually rise once the increase in growth is established and inflation rises moderately, although substantial increases are not expected, especially in Europe, given the direction of monetary policy. We expect that the slope of the rates curve will tend to become steeper.

We expect that the interest rate movements will also be uneven in emerging economies, although in general the downward trend seen in these countries in recent times is expected to come to an end and we may even see it reversed. In Latin America in particular, with the exception of Argentina, we believe it is likely that interest rates will stay the same or even rise (in Mexico they have already risen).

In any case, the continued modest levels of inflation, due in part to causes of a structural nature, would suggest that any rate increases will tend to be moderate, given the current stage of the economic cycle.

The balance of short-term risks is somewhat skewed towards an increase, but with exceptions: on the positive side, increased consumer and business confidence and the favorable financial conditions –and perhaps an unexpected rise in productivity- could see forecasts being revised upwards; on the negative side, although the chances of a geopolitical or economic-political shock (in particular in the US and Europe) have reduced, if it were to occur it would bring with it a downward revision, potentially far more pronounced. Especially at a time when market valuations are tight, risk aversion is at a minimum and volatility is surprisingly low.

We are facing this situation after a year in which we met all of our targets, reflecting an increase in the number of loyal and digital customers, in volumes in local currency, in profit and earnings per share, an improvement in the cost of lending and exceeding the capital target set at the start of the year.

Our ultimate objective is to become the best bank for individuals and companies, earning the long-lasting confidence and loyalty of employees, customers, shareholders, and society. We will continue with our commercial transformation in order to raise our return on capital employed.

Banco Santander’s solid position in 10 key markets puts us in a position to take advantage of the opportunities that the current economic environment offers us. In mature markets, our emphasis is on improving profitability, adapting the business models to increase customer satisfaction and market share. In emerging markets, we will try to use the beneficial market conditions to gain market share and to further improve our operational efficiency.

In 2017, we achieved the objectives we had set ourselves and we begin 2018 with the following management goals and priorities:

•	Improve earnings quality against a backdrop of strong pressure on margins, especially in developed markets.
•	Gain market share on a sustained basis, since our growth opportunities are in those markets where we already operate.

•	Continue with the commercial and digital transformation plan without affecting the cost-to-income ratio. Offset the investment plan with the application of cost-saving measures.
•	Improve the main risk metrics. Manage the main loan-loss provisions deriving from the increase in forecast volumes and the impact of the new accounting standard on recognition of provisions (IFRS 9).
•	Manage TLAC issues and the higher financial costs for the excess of liquidity.

The management priorities of the main units for 2018 are described below:

Europe

Spain. GDP is expected to grow by about 2.7% in 2018, above the level forecast for the euro area as a whole, while inflation is expected to remain low (below 2%). Lending should gradually recover during the year.

In this context, the following priorities have been set:

•	Secure our leadership in Spain with the acquisition of Popular, combining the best of both entities.
•	Strengthen our competitive edge as a benchmark bank for SMEs, with high added-value products, while at the same time we maintain leadership of the wholesale banking and large companies segments.
•	Increase customer loyalty, maintaining the 1|2|3 strategy as a lever to improve the customer relationship and customer satisfaction in the long term.
•	Maintain sustainable returns with a model based on the advanced management of risk, capital planning and management.

Meanwhile, priorities for 2018 at Banco Popular are as follows:

•	Make progress in the achievement of the objectives set at the time of acquisition.
•	Optimize the structure of the entity, improving the cost-to-income ratio. Cost savings will be reflected progressively in the income statement, as the year progresses.
•	Continue to analyze the best alternatives to the joint ventures and non-strategic businesses that remain on our balance sheet, in such a way that they fit into the Banco Santander business model.
•	Increase customer loyalty and satisfaction, as part of the commercial transformation process that we are carrying out in all Group units.

The real estate segment in Spain will maintain its strategy of shedding assets, thereby reducing its exposure, primarily in lending.

Santander Consumer Finance. Leveraging its position in the European consumer market, this area seeks to make the most of its growth potential. Its priorities are centered on the following:

•	Maintain our leadership position in the new auto financing market and grow used auto financing, generating added value for manufacturers.
•	Manage brand agreements and the development of digital projects proactively.
•	Accompany our partners in their transformation plans, both for the digitalization of the vehicle purchase and financing process and in other strategic projects.
•	Reorganize the German business under the same brand, with greater efficiency and better and more comprehensive customer service.
•	Increase digitalization through collaboration with fintechs and agreements signed with the main retailers.

Poland. We expect economic growth will remain strong in 2018, at around 4%, supported by strong export demand and domestic consumption.

The objectives for the year are:

•	Convert Bank Zachodni WBK into a benchmark bank for customers.
•	Grow faster than competitors, backed by digitalization.
•	Maintain our position as the country’s most profitable bank.
•	Carry out the operations needed to complete the acquisition of Core Deutsche Bank Polska on the planned date and to proceed with its merger.

Portugal. GDP is expected to start to slow in 2018, to around 1.8%. The economy is expected to continue to perform well as a result of higher investment and exports, and progress will continue to be made in private and public sector deleveraging.

Santander will focus on:

•	Integrating Banco Popular and improving the cost-to-income ratio.
•	Strengthening our position as Portugal’s major private bank with an additional increase in market share.
•	Growing in lending (mainly in SMEs) and in customer funds (mainly those which are off-balance sheet).
•	Progressing further with our digital transformation and the simplification of processes, increasing engagement.

United Kingdom. Economic activity is expected to be slightly slower, with an increase of 1.4% in GDP forecast. The uncertainty related to the progress of the Brexit negotiations on the transition period and future trade relations between the UK and the EU will impact growth, exchange rates and feed through into higher inflation. The Bank of England is expected to raise its base rate by a further 25 basis points, to 0.75%, at the end of the year in order to steer inflation towards its 2% target.

In light of this scenario, we will continue to pursue excellence, prioritizing our customers’ needs. To this end, we have formulated the following strategic lines:

•	Continue to focus on customer loyalty as a driver of growth.
• Develop our Investment Hub and Neo CRM platforms, and improve cross-border relations with customers through international trade agents.
•	Prioritize operating and digital excellence in order to offer our customers the best possible experience.
•	Increase profits in a predictable manner while maintaining our strong balance sheet.

America

Brazil. After the return to growth in 2017, overcoming one of the worst recessions of the last few decades, the Brazilian economy is expected to continue its recovery in 2018 with forecast growth of above 3%.

Against this backdrop, Santander Brazil’s priorities in 2018 are:

•	Achieve excellence in services so that customers find the best experience in Santander Brasil.
•	Continue to consolidate our leadership in terms of innovative products and digital services.
•	Maintain profitable gains in market share, with offers adjusted to each customer profile.
•	Continue to drive recurring growth, backed by the increase in commercial activity, greater operational efficiency and improvements in digital strategy.

Mexico. We expect economic growth to stabilize at around 2.1% in 2018 (2.1% in 2017), albeit with gradual quarterly improvements driven by exports and private consumption.

Within this context, we must continue to strengthen our business in order to consolidate our position. The key aspects of management in 2018 will be:

•	Continue with our commercial transformation and innovation to make Santander, Mexico’s number one bank for our customers.
•	Implement the new distribution model based on micro-market strategy, new commercial model and new branch design.
•	Continue to drive digitalization, remote customer service models, customer experience and better information and analysis.
•	Remain focused on capturing salary deposits and on strengthening the Santander Plus offer.
•	Maintain our leadership in services to corporate customers, to continue the consolidation of the contribution of this segment to the Bank’s income.

Chile. The Chilean economy is expected to recover in 2018, with forecast growth of around 3%.

The focus of our strategy will be to:

•	Continue to improve the quality of customer service and customer experience.
•	Carry on with the changeover of branches to the Work Café model.
•	Drive our growth among mass income customers through Santander Life.
•	Grow more than our peers in lending and savings aided by a more buoyant economy.
•	Achieve high levels of efficiency and productivity through excellence in the execution and increase in digitalization.

Argentina. Argentina’s economic recovery is expected to continue, with expected growth of 3.5% in an environment of lower inflation and reduction in the fiscal deficit.

Management priorities at Banco Santander Río will focus on the following:

•	Make the business acquired from Citibank profitable.
•	Continue with the transformation plan toward a digital bank, with improved efficiency, customer loyalty and satisfaction.
•	Grow in consumer lending, mortgages, credit lines and foreign trade, together with business with the public sector.
•	Grow significantly in terms of customer funds, especially in investment funds and products.

United States. GDP is expected to grow for the ninth consecutive year, rising to 2.5% from 2.3% in 2017.

The focus of Santander’s management in the country will be to:

•	Continue making progress on regulatory issues at Santander US.
•	Improve customer loyalty and experience, with a special focus on products and global connectivity.
•	Carry on with the initiatives relating to cost-savings, central services integration and obtaining synergies in the entities, to improve efficiency and profitability.
•	Continue optimizing Santander Bank’s balance sheet, whilst simultaneously increasing volumes and improving margins.

Maintain SC USA’s leadership in auto financing, ensuring a suitable risk-return profile in the non-prime sector and increasing the number of prime originations through Chrysler.

E. Off-balance sheet arrangements

As of December 31, 2017, 2016 and 2015, we had outstanding the following contingent liabilities (for more information see note 35 to our consolidated financial statements):

	2017	2016	2015
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	14,499	17,244	14,648
Irrevocable documentary credits	3,222	2,713	2,139
Other non-financial guarantees	31,396	24,477	23,047
	49,117	44,434	39,834

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2017:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from central banks and credit institutions	80,750	49,489	27,812	4,663	162,714
Customer deposits	673,399	31,680	11,907	3,620	720,606
Marketable debt securities	52,956	54,202	43,395	64,357	214,910
Liabilities under insurance contracts (1)	580	18	18	14	630
Operating lease obligations	403	639	390	1,668	3,100
Capital lease obligations	49	44	39	69	202
Other long-term liabilities (2)	1,712	3,191	3,010	7,333	15,246
Contractual interest payment (3)	8,318	4,564	6,122	18,341	37,345
Total	818,167	143,827	92,694	100,064	1,154,753

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)

Calculated for all Deposits from credit institutions, Customer deposits and Marketable debt securities assuming a constant interest rate based on data as of December 31, 2017 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

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

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment. In addition, 62% of the Group net customer loans are secured, in most cases by real estate.

Mortgages to individuals represent approximately 37% of the Group net customer loans. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

In Spain, at December 31, 2017, this loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate of 28%. Residential mortgages represent around 27% of the total loans and advances to customers (excluding the public sector) within the business in Spain, 80% of which had a LTV at inception lower than 80%.

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

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (42% as of December 31, 2017). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last years has been to reduce the volume of run-off real estate exposure in Spain. At December 31, 2017, gross loans to property development customers was €6.5 billion as compared to €5.5 billion at December 31, 2016. Excluding the impact of the acquisition of Banco Popular (€2.9 billion), the trend continues to reflect the reduction in our run-off real estate exposure. For more information see note 54 - Risk management to our consolidated financial statements.

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that our risk management and control model is based on the principles set down below:

1.An advanced and comprehensive risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of all risks.

2.Lines of defense that enable risk to be managed at source, managed and monitored, in addition to an independent assessment.

3.A model predicated on autonomous subsidiaries with robust governance based on a clear committee structure that separates the risk management and control functions.

4.Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels.

5.A risk culture integrated throughout the organization, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.

6.All risks are managed by the units that generate them, using advanced models and tools.

These principles, combined with a series of relevant interrelated tools and processes in the Group strategy planning (risk appetite, risk identification and assessment, analysis of scenarios, risk reporting framework, budgetary processes, etc.) make up a key control framework when developing the risk profile control.

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

Item 6.  Directors, senior management and employees

A.Directors and senior management

We are managed by our board of directors, which currently consists of 15 members. In accordance with our Bylaws (Estatutos)7, the board shall consist of at least 12 and not more than 17 members. Each member of the board is elected to a three-year term by our shareholders at a general meeting. One-third of the members are re-elected each year.

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board8 provide that the board shall hold not less than nine annual ordinary meetings; in 2017, it met 15 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) of our board of directors.

The chairman of the board is the executive chairman and the highest-ranking officer of the Bank (article 48.1 of the Bylaws and article 8.5 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under the Law, our Bylaws and the Rules and Regulations of the Board have been delegated to her.

However, it is the chief executive officer, in accordance with article 49.1 of the Bylaws and article 11.1 of the Rules and Regulations of the Board, in his capacity as such, who is entrusted with the day-to-day management of the different business areas and the highest executive functions.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board and the committees thereof, as well as various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank.

Members of our senior management are appointed and removed by the board.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Ana Botín (1)	Chairman	1989
José Antonio Álvarez	Chief executive officer	2015
Bruce Carnegie-Brown	Vice chairman	2015
Rodrigo Echenique	Vice chairman	1988
Guillermo de la Dehesa	Vice chairman	2002
Homaira Akbari	Director	2016
Ignacio Benjumea	Director	2015
Javier Botín (1)	Director	2004
Álvaro Cardoso	Director	2018
Sol Daurella	Director	2015
Carlos Fernández	Director	2015
Esther Giménez-Salinas	Director	2012
Rodrigo Mato	Director	2017
Belén Romana	Director	2015
Juan Miguel Villar-Mir	Director	2013

(1)	Ana Botín and Javier Botín are siblings.

7 The Bylaws of Banco Santander were amended at our annual general shareholders’ meeting held on March 23, 2018 (see Item 10 Section B for more detail). The amended Bylaws will become effective upon receipt of the corresponding regulatory authorizations and registration with the relevant Commercial Registry.

8 The Rules and Regulations of the Board of Directors are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors”.

Our current executive officers are:

Name	Position with Banco Santander
Ana Botín	Group executive chairman and chairman of the executive committee
José Antonio Álvarez	Chief executive officer
Rodrigo Echenique	Executive vice chairman
Rami Aboukhair	Senior executive vice president, Country-Head Spain
Lindsey Argalas	Senior executive vice president, Santander digital
Juan Manuel Cendoya	Senior executive vice president, communication, corporate marketing and research
José Doncel	Senior executive vice president, Group Chief Accounting Officer
Keiran Foad	Senior executive vice president, risks
José G. Cantera	Senior executive vice president, Group Chief Financial Officer
Juan Guitard	Senior executive vice president, Group Chief Audit Executive
José Maria Linares	Senior executive vice president, global corporate banking
Mónica López-Monís	Senior executive vice president, Group Chief Compliance Officer
Javier Maldonado	Senior executive vice president, costs
Víctor Matarranz	Senior executive vice president, wealth management
José Luis de Mora	Senior executive vice president, corporate development
José María Nus	Senior executive vice president, Group Chief Risk Officer
Jaime P. Renovales	Senior executive vice president, general secretary’s office and human resources
Andreu Plaza	Senior executive vice president, technology and operations
Ángel Rivera	Senior executive vice president, retail and commercial banking – Santander Mexico
Magda Salarich	Senior executive vice president, consumer finance
Francisco Javier San Félix	Senior executive vice president, retail and commercial banking – Santander UK
Jennifer Scardino	Senior executive vice president, communication, corporate marketing and research

The following is a summary of the relevant business experience and principal business activities of our current directors and executive officers:

Ana Botín (chairman of the board of directors and of the executive committee and the innovation and technology committee)

Born in 1960. Joined the board of directors in 1989. Graduate in Economics from the University Bryn Mawr College (Pennsylvania). Joined the Bank after a period at JP Morgan (New York, 1980-1988). She was appointed senior executive vice president of Santander in 1992 and between 1992 and 1998 she led the expansion of Santander in Latin America. She was executive chairman of Banesto from 2002 to 2010 and chief executive officer of Santander UK from 2010 to 2014. In 2014 she was appointed executive chairman of Santander. Other significant positions: she is a non-executive director of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports higher education) and of Empieza por Educar Foundation (the Spanish subsidiary of the international NGO Teach for All) and member of the advisory board of the Massachusetts Institute of Technology (MIT’s CEO Advisory Board).

José Antonio Álvarez (chief executive officer)

Born in 1960. Joined the board of directors in 2015. Graduate in Economics and Business Administration. Earned an MBA from the University of Chicago. Joined the Bank in 2002 and was appointed senior executive vice president of the financial management and investor relations division (Group chief financial officer) in 2004. Other significant positions: he serves on the boards of Banco Santander (Brasil), S.A. and SAM Investment Holding Limited. He was also a board member at Santander Consumer Finance, S.A. and Santander Holdings USA, Inc. and a member of the supervisory boards of Santander Consumer AG, Santander Consumer Holding GMBH, and Bank Zachodni WBK, S.A. Furthermore, he served as a board member of Bolsas y Mercados Españoles (BME).

Bruce Carnegie-Brown (vice chairman of the board of directors, lead independent director, chairman of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee)

Born in 1959. Joined the board of directors in 2015. He holds an M.A. degree in English Language and Literature from Oxford University. Other significant positions: he is currently non-executive chairman at Moneysupermarket.com Group plc and Lloyd’s of London. Previously, he was a non-executive director at Jardine Lloyd Thompson Group plc (2016-2017), non-executive chairman at Aon UK Ltd (2012-2015), founder and managing partner of the listed private equity division of 3i Group plc, and president and CEO of Marsh Europe. Furthermore, he was lead independent director at Close Brothers Group plc (2006-2014) and Catlin Group Ltd (2010-2014). Prior to that he spent eighteen years at JPMorgan Chase and four years at Bank of America.

Rodrigo Echenique (vice chairman of the board of directors)

Born in 1946. Joined the board of directors in 1988. Graduate in Law and State Attorney. Other significant positions: he served as chief executive officer of Banco Santander, S.A. from 1988 to 1994. He has served on the boards of several industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A. and chaired the advisory board of Accenture, S.A. he was also a non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties, SOCIMI, S.A. He currently is a non-executive director at Inditex, S.A.

Guillermo de la Dehesa (vice chairman of the board of directors)

Born in 1941. Joined the board of directors in 2002. Government Economist and office head at the Bank of Spain (on leave of absence). Other significant positions: he served as state secretary of Economy, secretary-general of Trade, chief executive officer of Banco Pastor, S.A. and as an international advisor at Goldman Sachs International. He currently acts as non-executive vice chairman of Amadeus IT Group, S.A., honorary chairman of the Center for Economic Policy Research (CEPR) of London, and member of the Group of Thirty based in Washington, DC. He also chairs the board of trustees of the IE Business School and is non-executive chairman of Santa Lucía Vida y Pensiones, S.A. de Seguros y Reaseguros.

Homaira Akbari

Born in 1961. Joined the board of directors in 2016. PhD in Experimental Particle Physics from Tufts University and holds an MBA from Carnegie Mellon University. She is CEO of AKnowledge Partner, LLC. Other significant positions: she is currently non-executive director of Gemalto NV, Landstar System, Inc. and Veolia Environment S.A. She was also chairman and CEO of Sky Bitz, Inc., managing director of True Position Inc., non-executive director of Covisint Corporation and US Pack Logistics LLC and she held several positions for Microsoft Corporation and for Thales Group.

Ignacio Benjumea

Born in 1952. Joined the board of directors in 2015. Holds a degree in Law from Universidad de Deusto and a E-3 (Business Administration) from Icade. He is a State Attorney. Currently, he is vice chairman of the Fundación de Estudios Financieros and serves on the board of trustees and the executive committee of Fundación Banco Santander. Other significant positions: he was senior executive vice president, general secretary and secretary of the board of Santander and director, senior executive vice president, general secretary and secretary of the board of Banco Santander de Negocios and of Santander Investment. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial and director of Dragados, S.A., Bolsas y Mercados Españoles (BME) and of the Governing Body of the Madrid Stock Exchange.

Javier Botín

Born in 1973. Joined the board of directors in 2004. Graduate in Law. He serves as executive chairman of JB Capital Markets, Sociedad de Valores, S.A.U. Other significant positions: he also collaborates with numerous not-for-profit institutions in addition to his work in the financial sector. Since 2014, he has been the executive chairman of the Fundación Botín and trustee of the Fundación Princesa de Gerona.

Álvaro Cardoso

Born in 1948. Joined the board of directors in 2018. Degree in Economics and Business Administration from Pontificia Universidade Católica de Sao Paulo, Master of Business Administration (MBA - Management Program for Executives) from the University of Pittsburgh and a graduate of the Investment Banking Marketing Program from Wharton Business School. He is the non-executive chairman of Banco Santander (Brasil), S.A. and a member of the board of directors of AMBEV, S.A. Other significant positions: he has held various positions at the Citibank Group, including CEO of Citibank Brazil and Senior Advisor. Previously, he was a member of the Board of Gol Linhas Aéreas, S.A. and of Duratex, S.A. He has been chairman of WorldWildlife Group (WWF) Brazil, and a member of the board of WWF International. He is currently chairman and member of the audit and asset management committees of FUNBIO (Fundo Brasileiro para a Biodiversidade).

Sol Daurella

Born in 1966. Joined the board of directors in 2015. Graduate in Business Studies with an MBA in Business Administration. She is the executive chairman at Olive Partners, S.A. and holds other positions at Cobega Group companies. She is also non-executive chairman of Coca Cola European Partners Plc. Other significant positions: she has served on the board of the Círculo de Economía and was an external independent non-executive director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She has also been Honorary Consul-General for Iceland in Barcelona since 1992.

Carlos Fernández

Born in 1966. Joined the board of directors in 2015. An Industrial Engineer, he earned a graduate degree in Business Administration at the Instituto Panamericano de Alta Dirección de Empresa. He currently chairs the board of directors of Grupo Finaccess, S.A.P.I. Other significant positions: he has also served on the board of Anheuser-Busch Company, LLC and Televisa S.A. de C.V., among others. Currently, he serves as a non-executive director of Inmobiliaria Colonial, S.A. and member of the Supervisory Board of AmRest Holdings, SE.

Esther Giménez-Salinas

Born in 1949. Joined the board of directors in 2012. PhD in Law and Graduate in Phycology. She is emeritus Professor at the Universidad Ramon Llull and Head of the Restorative Social Justice Professorship (directora de la Cátedra de Justicia Social Restaurativa). She also serves on the boards of Unibasq and Aqu (quality agencies of the Basque and Catalan university system) and of Gawa Capital Partners, S.L. Other significant positions: previously, she had been Rector of the Ramon Llull University, member of the standing committee of the Conference of Rectors of Spanish Universities (CRUE), member of the General Council of the Judiciary of Spain, member of the Scientific Committee on Criminal Policy of the Council of Europe and executive vice president of the Center for Legal Studies and Specialized Training of the Justice Department of the Government of Catalonia (Generalitat de Catalunya)  and member of the advisory board of Endesa-Catalunya.

Ramiro Mato

Born in 1952. Joined the board of directors in 2017. Degree in Economics from the Complutense University of Madrid and the Management Development Program of the Harvard Business School. Other positions of note: he has held several positions in Banque BNP Paribas, including chairman of the BNP Paribas Group in Spain. Previously, he held several significant positions in Argentaria. He has been a member of the Spanish Banking Association (AEB) and of Bolsas y Mercados Españoles, S.A. (BME) and member of the Board of Trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).

Belén Romana (chairman of the audit committee)

Born in 1965. Joined the board of directors in 2015. Graduate in Business and Economics from Universidad Autónoma de Madrid, and Government Economist. She serves as a non-executive director at Aviva plc and Aviva Italia Holding SpA. She is also member of the advisory board of the Rafael del Pino Foundation. Other significant positions: she was the executive vice president for Economic Policy and executive vice president of the Spanish Treasury of the Ministry of Economy of the Spanish Government. She also served on the boards of the Bank of Spain and the Spanish National Securities Market Commission (CNMV). A former board member at the Instituto de Crédito Oficial and other entities on behalf of the Spanish Ministry of Economy. She served as executive chairman of the Board of the Company for the Management of Assets Proceeding from Restructuring of the Banking System (SAREB).

Juan Miguel Villar-Mir

Born in 1931. Joined the board of directors in 2013. Doctorate in Civil Engineering, graduate in Law with a certificate in Industrial Organization. He serves as chairman of Grupo Villar Mir. Other significant positions: he was Minister of Finance and vice president for Economic Affairs from 1975 to 1976. He also acted as chairman of Grupo OHL, Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, Fundación COTEC and the National College of Civil Engineering. He is also currently Professor of Business Organization at the Technical University of Madrid, a full member of the Spanish Royal Academy of Engineering and the Spanish Royal Academy of Moral and Political Sciences, an honorary member of the Spanish Royal Academy of Doctors and a supernumerary member of the Spanish Royal Academy of Economics and Finance.

Rami Aboukhair

Born in 1967. He joined the Group in 2008 as director of Santander Insurance and head of products and marketing. He also served as managing director of products, marketing and customers in Banesto and as managing director and head of retail banking in Santander UK. In 2015, he was appointed country head for Santander Spain. In 2017, he was appointed CEO of Banco Popular Español, S.A.

Lindsey Argalas

Born in 1968. She served as principal of The Boston Consulting Group (BGG) (1998-2008). She also served as senior vice president and chief of staff to the CEO of Intuit, Inc. (2008-2017). In 2017 she was appointed senior executive vice president of Santander Digital and Chief Digital and Innovation Officer.

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

Keiran Foad

Born in 1968. He joined the Group in 2012 as deputy chief risk officer of Santander UK. He also served as various risk and corporate leadership roles in Barclays Bank plc (1985-2011) and as chief risk officer in Northern Rock plc. In 2016, he was appointed senior executive vice president and deputy chief risk officer of the Bank.

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

José Maria Linares

Born in 1971. He served as an equity analyst in Morgan Stanley & Co, New York (1993-1994). He was a senior vice president and senior Latin America telecom equity analyst at Oppenheimer & Co, New York (1994-1997). He also served as Director, Senior Latin America TMT equity analyst at Societe Generale, New York & São Paolo (1997-1999). In 1999 he joined J.P. Morgan and in 2011 was appointed as managing director and head of Global Corporate Banking at J.P. Morgan Chase & Co (2011-2017). In 2017 he was appointed senior executive vice president of the Group and head of Global Corporate Banking.

Mónica López-Monís

Born in 1969. She joined the Group in 2009 as General Secretary and Board Secretary of Banesto. Formerly, she was general secretary of Aldeasa, S.A. She also served as General Secretary of Bankinter, S.A. In 2015 she was appointed senior executive vice president of Santander and Group chief compliance officer. Mónica López-Monís is a State Attorney.

Javier Maldonado

Born in 1962. He joined the Group in 1995 as head of the international legal division of Banco Santander de Negocios. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Santander and head of coordination and control of regulatory projects in 2014. He currently serves as senior executive vice president and head of costs.

Víctor Matarranz

Born in 1976. He joined the Group in 2012 as head of strategy and innovation in Santander UK. In 2014, he was appointed senior executive vice president and head of Group strategy and of the executive chairman´s office. Previously, he held several positions in McKinsey&Company, where he became partner. Currently, he serves as senior executive vice president and head of the Wealth Management division.

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

Jaime Pérez Renovales

Born in 1968. Joined the Group in 2003 as general secretary and secretary of the board of Banesto. In 2009 he was appointed deputy general secretary, deputy secretary of the board and head of legal advisory services of the Santander Group. In 2015, he was appointed Group general secretary, secretary of the board and head of human resources.  Formerly, he was deputy director of legal services at the Spanish National Securities Market Commission (CNMV) director of the office of the second vice president of the Spanish Government for Economic Affairs and Minister of Economy, deputy secretary for the Presidency of the Spanish Government and chairman of the Committee for Public Administration Reform (CORA) and chairman of the Agency of the Official State Gazette and he also served on the boards of Patrimonio Nacional, of Sociedad Estatal de las Participaciones Industriales, Holding Olímpico, S.A., Autoestradas de Galicia, S.A. and Sociedad Estatal para la Introducción del Euro, S.A. Jaime Pérez Renovales is a State Attorney.

Andreu Plaza

Born in 1960. He joined the Group in 2012 as head of technology and operations (IT&OP) in Santander UK. In 2015, he was appointed senior executive vice president of Banco Santander, S.A. and head of technology and operations. Formerly, he was the head of Organization and IT & Operations in Catalunya Banc and Caixa Catalunya.

Ángel Rivera

Born in 1966. He joined the Bank in 2013 as senior executive vice president responsible for companies and institutions within the commercial banking division. In 2015, he was appointed senior executive vice president and head of retail and commercial banking. Previously, he developed his professional career over 23 years with the Banco Popular Group. In 2016, he was appointed as senior executive vice president of Santander Mexico and head of retail and commercial banking.

Magda Salarich

Born in 1956. She joined the Bank in 2008 as senior executive vice president responsible for the consumer finance division. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Javier San Félix

Born in 1967. He joined the Group in 2004 as head of strategic planning in the consumer finance division. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the consumer finance division. In 2013 he was appointed senior executive vice president of Santander and head of the commercial banking division. Formerly, he was the chief executive officer of Banesto. Currently, he serves as senior executive vice president and head of retail and commercial banking in the UK.

Jennifer Scardino

Born in 1967. She joined the Group in 2011 as head of corporate communications, public policy & corporate social responsibility of Santander UK. She also held several positions in U.S. Securities and Exchange Commission (1993-2000). She was appointed as managing director in Citigroup (2000-2011). In 2016, she was appointed senior executive vice president of the Group, head of global communications and deputy head of communication, corporate marketing and research.

* * * * * *

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ agreements” herein.

B.  Compensation

The following sections of this Note contain qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors -both executive and non-executive directors- and senior managers for 2017 and 2016.

Following is a summary of the remuneration paid to the Bank’s executive directors and senior managers who formed part of these governing bodies at the end of 2017 and 2016:

	Thousands of euros
	2017	2016

Current executive directors	27,517	25,791
Current senior managers	59,568	53,296
	87,085	79,087

Remuneration of directors

i.Bylaw-stipulated emoluments

At the annual general meeting held on March 22, 2013, the shareholders approved an amendment to the Bylaws, whereby the annual fixed amount of remuneration each director receives in his or her capacity as a board member is determined at each annual general meeting. This amount remains in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any year in which it deems such action justified. The remuneration established for 2017 and 2016 at the annual general meeting was €6 million, and included two components: (a) an annual emolument and (b) attendance stipends. For 2018 an equal amount was proposed to the annual general meeting held on March 23, 2018.

The specific amount payable for the above-mentioned items to each director is determined by the board of directors. In its determination, the board of directors takes into consideration the positions held by each director on the board, membership on the board and board committees. Attendance of the meetings thereof and other factors that the board may consider in its discretion.

The total bylaw-stipulated emoluments earned by the directors in 2017 amounted to €4.7 million (€4.6 million in 2016).

Annual emolument

The amounts received individually by the directors in 2017 and 2016 based on the positions held by them on the board and their membership on the board committees were as follows:

	Euros
	2017	2016

Members of the board of directors	87,500	85,000
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Chairman of the audit committee	50,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	50,000	50,000
Lead director	110,000	110,000
Non-executive deputy chairmen	30,000	30,000

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

By resolution of the board of directors, at the recommendation of the remuneration committee, the stipends for attending board and committee meetings -excluding executive committee meetings, for which no attendance stipends have been established -were as follows:

Euros
Meeting attendance fees	2017
Board of directors	2,600
Audit committee and risk supervision, regulation and compliance oversight committee	1,700
Other committees (except the executive committee)	1,500

ii.Salaries

The executive directors receive salaries. In accordance with the policy approved at the general meeting, on April 7, 2017, salaries are composed of fixed annual remuneration and variable remuneration consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

•	40% of the bonus is determined at year-end based on the achievement of set targets, and is paid immediately.
•	60% is deferred over five years, provided that the conditions of remaining in the group and non-concurrence of the malus clauses are met, based on the following accrual scheme:
•	The accrual of the first and second parts (payment in 2019 and 2020) is no subject to the long-term objectives.
•

The accrual of the third, fourth, and fifth portion (payments in 2021, 2022 and 2023), is linked to certain objectives related to the period 2017-2019 and the metrics and scales associated with these objectives. Fulfillment of the objectives determines the percentage to be applied to the deferred amount in each of 2021, 2022 and 2023, being the maximum amount determined at the end of the 2017.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

Immediate (short-term) payments and deferred payments (those subject to fulfillment of long-term targets and those not so subject) will be paid 50% in cash and 50% in Santander shares.

iii.Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2017 and 2016 is provided below:

	Thousands of euros
	2017															2016
	Bylaw-stipulated emoluments
	Annual emolument
						Risk		Short-term and deferred (not subject to long-term
						supervision,		goals) salaries of executive directors
						regulation and			Variable –
						compliance	Attendance fees		immediate payment		Deferred variable			Other
Directors	Board	Executive committee	Audit committee	Appointments committee	Remuneration committee	oversight committee	And commissions.	Fixed	In cash	In shares	In cash	In shares	Total	remuneration (7)	Total	Total
Ana Botín	88	170	—	—	—	—	44	2,500	1,370	1,370	822	822	6,884	689	7.874	7.279
José Antonio Álvarez	88	170	—	—	—	—	44	2,000	916	916	550	550	4,932	1,203	6.436	6.006
Rodrigo Echenique	88	170	—	—	—	—	38	1,500	714	714	428	428	3,785	201	4.281	3.824
Matías R. Inciarte (1)	80	155	—	—	—	—	41	1,568	698	698	419	419	3,803	188	4.266	4.474
Guillermo de la Dehesa	118	170	—	25	25	40	95	—	—	—	—	—	—	—	473	461
Bruce Carnegie-Brown	378	170	—	25	25	40	94	—	—	—	—	—	—	—	731	721
Ignacio Benjumea	88	170	—	25	25	40	97	—	—	—	—	—	—	106	550	945
Francisco Javier Botín (2)	88	—	—	—	—	—	36	—	—	—	—	—	—	—	124	115
Sol Daurella	88	—	—	25	25	—	69	—	—	—	—	—	—	—	207	191
Carlos Fernández	88	—	40	25	—	40	93	—	—	—	—	—	—	—	285	254
Esther Giménez-Salinas	88	—	—	—	—	21	54	—	—	—	—	—	—	—	162	122
Ángel Jado (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231
Belén Romana	138	—	40	—	—	40	80	—	—	—	—	—	—	—	297	219
Isabel Tocino (4)	80	155	36	—	23	36	87	—	—	—	—	—	—	—	418	442
Juan Miguel Villar Mir	88	—	19	—	—	19	44	—	—	—	—	—	—	—	170	235
Homaira Akbari (5)	88	—	21	—	—	—	51	—	—	—	—	—	—	—	159	32
Ramiro Mato (6)	8	15	4	—	—	4	6	—	—	—	—	—	—	—	36	—
Total 2017	1,675	1,345	160	125	123	280	972	7,568	3,699	3,699	2,219	2,219	19,404	2,387	26.470	—
Total 2016	1,645	1,360	190	143	143	277	859	7,710	3,340	3,340	2,004	2,004	18,398	2,536		25.551

(1)

Ceased to be a member of the Board on November 28, 2017. This table shows the remuneration information until he ceased as a member of the board. The remuneration information for his performance as executive vice president since November 28, 2017 is included in the corresponding section.

(2)	All the amounts received were repaid to the Fundación Marcelino Botín.
(3)	Ceased to be a member of the board on September 27, 2016.
(4)	Ceased to be a member of the board on November 28, 2017.
(5)	Appointed to be a member of the board effective from September 27, 2016.
(6)	Appointed to be a member of the board effective from November 28, 2017.
(7)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the salaries linked to multiannual objectives, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47 to our consolidated financial statements.

	Thousands of euros
	2017			2016
	Variable subject to Long-term objectives(1)
	In cash	In shares	Total	Total (2)
Ana Botín	863	863	1,726	1,518
José Antonio Álvarez	577	577	1,154	1,026
Rodrigo Echenique	450	450	900	760
Matías R. Inciarte	440	440	880	904
Total	2,330	2,330	4,660	4,208

(1)	Ceased to be a member of the board on November 28, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.
(2)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2021, 2022 and 2023, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been measured on the date of the concession of the scheme taking into account several possible behavioral assumptions (see Note 47).

Note 5.e to our consolidated financial statements below includes disclosures on the shares delivered in accordance with the deferred remuneration schemes in place in previous years when the conditions for delivery were met in the relevant years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2017 and 2016 variable remuneration plans.

Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all remuneration paid to the Bank's directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2017 and 2016, the Bank's directors did not receive any remuneration in respect of these duties.

Matías R. Inciarte received €42 thousand as non-executive director of U.C.I., S.A. in 2017 and 2016.

Post-employment and other long-term benefits

In 2012, within the framework of the actions taken by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers' representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank's senior management - the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. This system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are employed by the Bank at the time, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

1 As provided for in the contracts of the executive directors and members of senior management prior to their modification, Matías R. Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum -i.e. in a single payment-, which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.

The initial balance for each executive director in the new defined-contribution welfare system corresponded to the market value of the assets in which the provisions for the respective accrued obligations had materialized, at the date on which the former pension obligations were converted into the new welfare system2.

Since 2013, the Bank has made annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension as a lump-sum3.

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, these contributions are subject to malus clauses and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2017 and December 31, 2016:

	Thousands of euros
	2017	2016

Ana Botín (1)	45,798	43,156
José Antonio Álvarez	16,151	15,107
Rodrigo Echenique (2)	13,957	14,294
Matías R. Inciarte (3)	-	48,230
	75,906	120,787

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)

Executive director since January 16, 2015 Rodrigo Echenique does not participate in the pension system and the right to the Bank to make contributions in its favor in this regard. The amount at December 31, 2017 and December 31 2016, correspond to him prior to his appointment as executive director in 2015.

(3)	Ceased to be a member of the Board on November 28, 2017, retained their pension rights as of December 31, 2017, which are informed in the Senior Managers section.

2 In the case of Matías R. Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

3 Rodrigo Echenique, appointed executive director on January 16, 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favor by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director. In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of José Antonio Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

The payments made during 2017 to the members of the Board entitled to post-employment benefits amounted to €0.9 million (2016: €0.9 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime in case of death (surviving spouse and child benefits) or permanent disability of serving directors.

The provisions recognized in 2017 and 2016 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2017	2016

Ana Botín	2,707	2,521
José Antonio Álvarez	2,456	2,249
	5,163	4,770

Insurance

The Group has acquired life insurance policies for the Bank's directors, who will be entitled to receive benefits if they are declared disabled. In the event of death, such benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in page 155. Also, the following table provides information on the sums insured for the Bank's executive directors:

	Insured sum (Thousands of euros)
	2017	2016

Ana Botín	7,500	7,500
José Antonio Álvarez	6,000	6,000
Rodrigo Echenique	4,500	4,500
Matías R. Inciarte (1)	—	5,131
	18,000	23,131

(1)	Ceased to be member of the board on November 28, 2017.

During years 2017 and 2016, the Group has disbursed a total amount of €10.5 and 9.3 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of various types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2017 and 2016, there were no such obligations to other directors.

Deferred variable remuneration systems

The following information relates to the maximum number of shares to which executive directors are entitled at the beginning and end of 2017 and 2016 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2017 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2017 and 2016 where the conditions for the receipt thereof had been met (see Note 47 to our consolidated financial statements):

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

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for plans approved in or before 2014).  Deferred and payable amounts of bonuses are to be paid, where appropriate, in cash and in Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

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

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the scrip dividend (Santander Dividendo Elección) scheme is applied, they will paid the price offered by the Bank for the bonus share rights corresponding to those shares.

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

ii)Performance Shares Plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015, as a result of their participation in the ILP (see Note 47 to our consolidated financial statements).

Maximum number of shares ILP (Thousands of euros) 2015(1)

Ana Botín	187,070
José Antonio Álvarez	126,279
Rodrigo Echenique	93,540
Matías R. Inciarte (2)	145,922
Total	406,899

(1)

At the proposal of the remuneration committee, the board of directors approved to increase the number of shares to mitigate the dilutive effect of the capital increase with pre-emptive rights of July 2017 as described in iv) below. The shares derived from this adjustment are 5,967.

(2)

Ceased to be member of the board on November 28, 2017. The maximum number of shares corresponding to the plan held as of December 31, 2017 was 145,922 shares, including those approved to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017.

The accrual of the ILP and its amount are conditional on the performance of Banco Santander between 2015 and 2017, as well as fulfillment of the remaining conditions of the plan until the end of the accrual period (December 31, 2018). Having finalized 2018, the corresponding amounts to be received by each exclusive director in relation to ILP (the ILP accrued amount) can be determined.

The shares to be delivered in 2019 to executive directors based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group's financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group's economic capital or risk profile.

With regards to the ILP of 2014, once fiscal years 2015, 2016 and 2017 are over, we have determined the annual amount that in each case corresponds to each executive director by applying to one third of the agreed ILP amount the percentage that results from the relevant metric (see Note 47 to our consolidated financial statements). For the amounts accrued in 2017 and 2018, the applicable RTA is the one accumulated between January 1, 2014 and December 31, 2016 and between January 1, 2014 and December 31, 2017, respectively.

In both financial years, the position achieved in the RTA has not been such that determines the accrual of the third and second thirds; therefore, the plan has expired.

iii)Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment ex-ante and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP has been implemented. In 2017 the second cycle corresponding to the same plan was approved. The variable remuneration of executive directors and certain executives (including senior management) has been approved by the board of directors and implemented through the first (2016) and second (2017) cycles of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries of the plan, was authorized by the annual General Meeting of Shareholders.

As indicated in note 5.a.ii to our consolidated financial statements, disbursement of 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), provided that beneficiaries remain in the group and non-concurrence of the clauses malus, according to the following accrual scheme (as applicable for the second cycle, corresponding to the 2017 variable remuneration):

•	The accrual of the first and second parts (installment in 2019 and 2020 for the 2017 cycle) is not subject to the fulfilment of long-term objectives.
•

The accrual of the third, fourth and fifth parts (2021, 2022 and 2023) is linked to the fulfilment of certain objectives related to the period 2017-2019 and the metrics and scales associated with those objectives. These objectives are:

•	the growth of consolidated earnings per share in 2019 compared to 2016;
•	the relative performance of the Bank's total shareholder return (RTA) in the period 2017-2019 in relation to the RTAs of a reference group of 17 credit institutions;
•	compliance with the fully loaded ordinary level 1 capital objective for the year 2019;
•

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2017.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group's remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)	Significant failures in risk management committed by the entity, or by a business unit or risk control.
(ii)	The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
(iii)	Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
(iv)

Irregular behavior, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

In the case of the first cycle of the plan, corresponding to the 2016 variable remuneration, the accrual of deferred compensation linked to the multiannual objectives of executive directors (and senior management) is conditioned, in addition to the permanence of the beneficiary in the Santander Group, in the opinion of the board of directors, at the proposal of the remuneration committee, none of the following circumstances in relation to the corresponding period during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (iii)

material restatement of the Group's financial statements, except when appropriate under a change in accounting regulations; or (iv) significant variations in the Group's economic capital or risk profile. All this, in each case, with the exceptions and as provided in the regulation of the plan.

The application of clawback will supplement that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the board of directors on the proposal of the remuneration committee and cannot be proposed once the retention period related to the final payment in shares in accordance with the plan has elapsed in 2024.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bond is agreed by the board of executive directors of the Bank.

iv)Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2016, December 31, 2016 and 2017, as well as the gross number of shares that were delivered to executive directors in 2016 and 2017, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the recommendation of the remuneration committee that the corresponding third of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plan 2012, 2013, 2014, and 2015 and of the deferred conditional and linked to multiannual objectives 2016 and 2017.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with pre-emptive rights of the Bank that took place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, €0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2016	Shares delivered in 2016 (immediate payment 2015 variable remuneration)	Shares delivered in 2016 (deferred payment 2014 variable remuneration)	Shares delivered in 2016 (deferred payment 2013 variable remuneration)	Shares delivered in 2016 (deferred payment 2012 variable remuneration)	Variable remuneration 2016 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2016	Shares delivered in 2017 (immediate payment 2016 variable remuneration)	Shares delivered in 2016 (deferred payment 2015 variable remuneration)	Shares delivered in 2016 (deferred payment 2014 variable remuneration)	Shares delivered in 2016 (deferred payment 2013 variable remuneration)	Shares arising from the capital increase of July 2017	Variable remuneration 2017 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at December 31, 2017 (4)
2012 variable remuneration
Ana Botín	34,958	—	—	—	(34,958)	—	—	—	—	—	—	—	—	—
José Antonio Álvarez(2)	24,046	—	—	—	(24,046)	—	—	—	—	—	—	—	—	—
Matías R. Inciarte	41,529	—	—	—	(41,529)	—	—	—	—	—	—	—	—	—
	100,533	—	—	—	(100,533)	—	—	—	—	—	—	—	—	—
2013 variable remuneration
Ana Botín	66,241	—	—	(33,121)	—	—	33,120	—	—	—	(33,120)	—	—	—
José Antonio Álvarez (2)	39,121	—	—	(19,560)	—	—	19,561	—	—	—	(19,561)	—	—	—
Matías R. Inciarte (3)	69,093	—	—	(34,546)	—	—	34,547	—	—	—	(34,547)	—	—	—
	174,455	—	—	(87,227)	—	—	87,228	—	—	—	(87,228)	—	—	—
2014 variable remuneration
Ana Botín	182,444	—	(60,814)	—	—	—	121,630	—	—	(60,814)	—	905	—	61,721
José Antonio Álvarez (2)	78,726	—	(26,242)	—	—	—	52,484	—	—	(26,242)	—	390	—	26,632
Matías R. Inciarte (3)	139,088	—	(46,363)	—	—	—	92,725	—	—	(46,363)	—	690	—	47,052
	400,258	—	(133,419)	—	—	—	266,839	—	—	(133,419)	—	1,985	—	135,405
2015 variable remuneration
Ana Botín	528,834	(211,534)	—	—	—	—	317,300	—	(63,460)	—	—	3,777	—	257,617
José Antonio Álvarez	351,523	(140,609)	—	—	—	—	210,914	—	(42,183)	—	—	2,511	—	171,242
Rodrigo Echenique	260,388	(104,155)	—	—	—	—	156,233	—	(31,247)	—	—	1,860	—	126,846
Matías R. Inciarte (3)	361,118	(144,447)	—	—	—	—	216,671	—	(43,334)	—	—	2,579	—	175,916
	1,501,863	(600,745)	—	—	—	—	901,118	—	(180,224)	—	—	10,727	—	731,621
2016 variable remuneration
Ana Botín	—	—	—	—	—	592,043	592,043	(236,817)	—	—	—	5,286	—	360,512
José Antonio Álvarez	—	—	—	—	—	399,607	399,607	(159,843)	—	—	—	3,568	—	243,332
Rodrigo Echenique	—	—	—	—	—	295,972	295,972	(118,389)	—	—	—	2,643	—	180,226
Matías R. Inciarte (3)	—	—	—	—	—	352,455	352,455	(140,982)	—	—	—	3,147	—	214,620
	—	—	—	—	—	1,640,077	1,640,077	(656,031)	—	—	—	14,644	—	998,690
2017 variable remuneration
Ana Botín	—	—	—	—	—	—	—	—	—	—	—	—	574,375	574,375
José Antonio Álvarez	—	—	—	—	—	—	—	—	—	—	—	—	384,118	384,118
Rodrigo Echenique	—	—	—	—	—	—	—	—	—	—	—	—	299,346	299,346
Matías R. Inciarte (3)	—	—	—	—	—	—	—	—	—	—	—	—	292,771	292,771
	—	—	—	—	—	—	—	—	—	—	—	—	1,550,610	1,550,610

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfillment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as executive vice president.
(3)

Ceased to be a member of the Board on November 28, 2017. The shares corresponding to their variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president on December 2, 2017 included in Note 5.g.

(4)	In addition, Ignacio Benjumea maintains the right to a maximum of 199,234 shares arising from his participation in the corresponding plans during his term as executive vice president.

Also, the table below shows the cash delivery in 2017 and 2016, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the recommendation of the remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2017		2016
	Cash paid (immediate payment 2016 variable remuneration)	Cash paid (deferred payment 2015, 2014 and 2013 variable remuneration)	Cash paid (immediate payment 2015 variable remuneration)	Cash paid (deferred payment 2014, 2013 and 2012 variable remuneration)
Ana Botín	1,205	825	840	826
José Antonio Álvarez (1)	814	461	558	448
Rodrigo Echenique	603	124	414	-
Matías R. Inciarte	718	690	574	784
	3,339	2,099	2,386	2,058

(1)	Includes paid cash corresponding to his participation in the corresponding plans during the time as executive vice president.

v)Information on former members of the board of directors

Following is information on the maximum number of shares to which former members of the board of directors who ceased in office prior to January 1, 2016 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2017 and 2016 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47 to our consolidated financial statements):

Maximum number of shares to be delivered (1)	31-12-2017	31-12-2016
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	200,097
Deferred conditional variable remuneration plan (2015)	67,472	83,103
Performance Shares Plan (ILP 2015)	51,447	50,693

Number of shares delivered	2017	2016
Deferred conditional variable remuneration plan (2012)	—	120,297
Deferred conditional variable remuneration plan (2013)	80,718	80,718
Deferred conditional variable remuneration plan (2014)	100,049	100,049
Deferred conditional variable remuneration plan (2015)	16,621	55,402

(1)

At the proposal of the remuneration committee, the board of directors approved to adjust the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The shares derived from this adjustment are 3,233.

In addition, €1,224 thousand and €1,931 relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2017 and 2016.

Loans

The Group's direct risk exposure to the Bank's directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm's-length transactions or the related compensation in kind was recognized:

	Thousands of euros
	2017			2016
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	10	—	10	—	—	—
José Antonio Álvarez	9	—	9	9	—	9
Bruce Carnegie- Brown	—	—	—	2	—	2
Matías R. Inciarte (1)	—	—	—	—	—	—
Rodrigo Echenique	22	—	22	21	—	21
Javier Botín	17	—	17	4	—	4
Sol Daurella	27	—	27	25	—	25
Ignacio Benjumea	—	—	—	2	—	2
Belén Romana	3	—	3	—	—	—
Guillermo de la Dehesa	—	—	—	11	—	11
	88	—	88	74	—	74

(1)	Ceased to be a board director on November 28, 2017. On December 31, 2017, to loans and credits amounted to €13 thousands (€16 thousands in 2016)

Senior managers

In 2016 the Bank's board of directors approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2017 and those at December 31, 2016, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
		Short-term salaries
			Variable remuneration (bonus) - Immediate payment		Variable remuneration immediate payment
Year	Number of persons	Fixed	In cash	In shares (2)	In cash	In shares	Other remuneration (1)	Total (3)
2017	19	17,847	8,879	8,879	4,052	4,052	7,348	51,058
2016	18	17,258	8,126	8,126	3,745	3,745	4,430	45,430

(1)	Includes other remuneration items such as life insurance premiums totaling €692 thousand (2016: €577 thousand), health insurance and localization aids.
(2)	The amount of the immediate payment in shares for 2017 relates to 1,430,143 Santander shares (2016: 1,596,248 Santander shares) and 225,564 Banco Santander (México) S.A. shares.
(3)

In addition, as a result of the agreements for incorporation and offsetting of long-term remuneration and deferred losses in previous positions, compensation amounting to 4,650 thousand euros and 648,457 shares of Santander has been agreed. This compensation will be partially subject to deferral and/or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2017 and 2016 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47 to our consolidated financial statements).

5

	Thousands of euros
		Deferred salaries (1)
Year	Number of people	Cash payment	Share payment	Total
2017	19	4,255	4,255	8,510
2016	18	3,933	3,933	7,866

(1)

Relates in 2017 to the fair value of the maximum annual amounts for years 2021, 2022 and 2023 of the second cycle of the deferred conditional variable remuneration plan (2020, 2021 and 2022 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2016)

Also, executive vice presidents who retired in 2017 and, therefore, were not members of senior management at year-end, received in 2017 salaries and other remuneration relating to their retirement amounting to €5,237 thousand, and remained entitled to long-term salary remuneration of €999 thousand.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2017 and 2016 relating to the deferred portion under the various plans then in force (see Note 47 to our consolidated financial statements):

Maximum number of
shares to be delivered (1)	31/12/17	31/12/16

Deferred conditional variable remuneration plan (2013)	—	271,996
Deferred conditional variable remuneration plan (2014)	323,424	759,950
Deferred conditional variable remuneration plan (2015)	1,296,424	1,981,670
Performance shares plan ILP (2015)	1,050,087	1,339,506
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,854,495	1,954,431
Deferred conditional variable remuneration plan and linked to objectives (2017)	1,779,302	—

(1)

At the proposal of the remuneration committee, the board of directors approved to adjust the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The shares derived from this adjustment are 66,339.

In 2017 and 2016, since the conditions established in the deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2017	2016

Deferred conditional variable remuneration plan (2012)	—	251,445
Deferred conditional variable remuneration plan (2013)	226,766	271,996
Deferred conditional variable remuneration plan (2014)	318,690	379,978
Deferred conditional variable remuneration plan (2015)	349,725	—

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

The balance as of December 31, 2017 in the pension system for those who were part of senior management during the year amounted to €118.7 million (€99.3 million in December 31, 2016).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to €14.5 million in 2017 (€12.9 million in 2016).

In 2017 there are no payments in the form of a single payment of the annual voluntary pre-retirement allowance (€6.7 million in 2016)

Additionally, the capital insured by life and accident insurance at December 31, 2017 of this group amounts to €53.6 million (€59.1 million at December 31, 2016).

Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2017 to former directors of the Bank, other than those detailed in Note 5.c to our consolidated financial statements amounted to €26.2 million (2016: €7.3 million). Also, the post-employment benefits and settlements paid in 2017 to former executive vice presidents amounted to €17.7 million (2016: €134.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to €0.5 million in 2017 (€0.66 million in 2016). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to €5.5 million in 2017 (€6.6 million in 2016).

In 2017 a period provision of €0.5 million (release of €0.3 million in 2016) was recognized in the consolidated income statement in connection with the Group's pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits). A period provision of €5.6 million was also recognized in relation to former executive vice presidents (2016: a period provision of €0.5 million was recognized).

In addition, provisions for pensions and similar obligations in the consolidated balance sheet as at December 31, 2017 included €81.8 million in respect of the post-employment benefit obligations to former directors of the Bank (December 31, 2016: €96.8 million) and €175.8 million corresponding to former executive vice presidents (2016: €171 million).

Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ana Botín will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 16% in the event of voluntary retirement before the age of 60. José Antonio Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. These allotments are subject to the malus and clawback provisions in place for a period of five years.

Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to the compensation that corresponds to the non-competition obligations, as detailed in the remuneration policy of the directors.

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

Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Santander or that, in any other way, place the directors in an ongoing conflict with the interests of Santander.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

		Number of
Administrator	Denomination	shares	Functions
Ana Botín	Bankinter, S.A. *	5,179,932	—
Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	—	President (1)
	Lloyds of London Ltd	—	President (1)
Rodrigo Echenique	Mitsubishi UFJ Financial Group*	17,500	—

Guillermo de la Dehesa	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—

Javier Botín	Bankinter, S.A.	6,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Esther Giménez-Salinas	Gawa Capital Partners, S.L.	—	Manager officer (1)
Ramiro Mato	BNP Paribas	13,806	—

(*)    Ownership interests held by related persons.

(1)	Non-executive.

With regard to situations of conflict of interest, as stipulated in Article 36 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Also, under Article 40 of the Rules and Regulations of the Board, following a favorable report by the audit committee, the board must authorize the transactions which the Bank performs with directors (unless the power to approve them is vested by law in the general meeting), excluding the transactions indicated in Article 40.2.

Accordingly, the related party transactions performed during the year met the conditions established in the Rules and Regulations of the Board not to require authorization of the governing bodies, or obtained such authorization, following a favorable report by the audit committee, after confirming that the consideration and the other conditions agreed upon were within market parameters.

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the board of directors or the board committees on 86 occasions in 2017. The breakdown of these 86 cases is as follows: 27 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 25 related to matters connected with remuneration or the extension of loans or credits; 22 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 12 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Ana Botín	1st half 2020
José Antonio Álvarez	1st half 2020
Bruce Carnegie-Brown	1st half 2019
Rodrigo Echenique	1st half 2020
Guillermo de la Dehesa	1st half 2021
Homaira Akbari	1st half 2021
Ignacio Benjumea	1st half 2021
Javier Botín	1st half 2019
Alvaro Cardoso	1st half 2021
Sol Daurella	1st half 2021
Carlos Fernández	1st half 2021
Esther Giménez-Salinas	1st half 2020
Ramiro Mato	1st half 2021
Belén Romana	1st half 2020
Juan Miguel Villar-Mir	1st half 2018

(1)	Pursuant to the provisions of our Bylaws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on April 7, 2017, our shareholders passed the following resolutions:

-      To ratify the appointment of Homaira Akbari, which appointment was approved by the board of directors at its meeting of September 27, 2016.

-      To reelect for a term of three years the following directors: Ana Botín, Rodrigo Echenique, José Antonio Álvarez, Belén Romana, and Esther Giménez-Salinas.

At the annual general meeting held on March 23, 2018, our shareholders passed the following resolutions:

-      To appoint Alvaro Cardoso as independent director for a three year term.

-      To ratify the appointment of Ramiro Mato, which appointment was approved by the board of directors at its meeting of November 28, 2017.

-      To reelect for a term of three years the following directors: Carlos Fernández, Ignacio Benjumea, Guillermo de la Dehesa, Sol Daurella and Homaira Akbari.

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

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the poaching of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than pre-retirement or a breach by the Bank. The compensation to be paid by the Bank for this prohibition against competition is, in the case of Ana Botín and José Antonio Álvarez, 80% of the fixed remuneration of the corresponding director, payable 40% on termination of the contract and 60% at the end of the two-year period. In the case of Rodrigo Echenique, the compensation payable by the Bank as of 2018 will be twice his fixed remuneration, 50% payable on termination of the contract and 50% at the beginning of the second year of non-applicability.

b) Code of conduct

There is an obligation to strictly observe the provisions of the Group’s General Code of Conduct and of the Code of Conduct in the Securities Markets, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.

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

The committee is regulated by articles 52 of the Bylaws and 17 of the Rules and Regulations of the Board. In addition, articles 3, 15, 40, 41.2 and 42 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities.

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

The members of the audit committee are appointed by the board of directors, taking into account the directors’ knowledge, qualifications and experience in the areas of finance, accounting, auditing, internal control, information technology, business or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the company sector of activity.

Functions of the audit committee:

The audit committee shall have the following functions and any others provided for by applicable law:

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
(1)

Submit to the board of directors the proposals for selection, appointment, reelection and replacement of the external auditor, assuming responsibility for the selection procedure established by applicable law, as well as the terms of the contract therewith. The committee shall favor the Group’s external auditor also assuming responsibility for auditing the companies making up the Group.

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
(1)

Establish appropriate relationships with the external auditor in order to receive information regarding matters that might entail a threat to its independence, for examination by the committee, as well as any other information related to the development of the auditing procedure and such other communications as are provided for in the laws on auditing of accounts and in audit regulations; serve as a channel of communication between the board and the external auditor, assessing the results of each audit and the response of the management team to its recommendations, and acting as a mediator in the event of disagreement between the board and the external auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the accounts ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications, pursuant to the provisions of article 42.5 of the Rules and Regulations of the Board of Directors.

(2)	Regularly gather information from the external auditor regarding the audit plan and the implementation thereof.
(3)	Periodically evaluate the scope of the audit and the frequency with which the consolidated financial statements of the Group are subject to external audit.
(4)

Supervise the fulfilment of the audit contract, endeavoring to ensure that the opinion on the annual accounts and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

(5)	Ensure that the external auditor attends the meetings of the board of directors provided for in article 42.1 in fine of the Rules and Regulations of the Board of Directors.
(6)	Ensure that the external auditor issues a report with respect to the internal control over financial reporting system.
(7)	Verify that senior management and the board take into account the conclusions and recommendations of its reports.
(8)

Perform a final evaluation of the actions of the auditor and how it has contributed to the integrity of the financial information, including, among other parameters, its knowledge of the business; the frequency and quality of its communications; the opinion that key persons in the Company’s management have of them, especially in the internal audit area; the public results of the auditor’s quality controls; and the transparency reports; and, if applicable, report to the board of directors on any significant aspects of said evaluation.

(i)

And with respect to the independence of the auditor and the provision of services other than audit work, the audit committee shall ensure that the Company and the external auditor comply with applicable regulations regarding the provision of such services, the limits on concentration of the external auditor’s business and, in general, all other regulations governing  the external auditor’s independence, collecting for this purpose the information needed to assess the independence thereof from sources inside or outside of the Company and approving internal policies of the Company regarding personal situations and prohibiting the provision of certain services by the auditor, the approval of the provision of non-audit services, and regarding compliance with prohibitions after the audit work has been completed. For purposes of ensuring the independence of the external auditor, the audit committee shall take note of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure. And, specifically, it shall ensure that the remuneration of the external auditor for its work does not compromise the quality or independence thereof, shall establish an indicative limit on the fees to be received by the external auditor for non-audit services, and shall verify the percentage that the fees paid for any and all reasons represent out of the total income of the audit firm, as well as the seniority of the partner who leads the audit team in the provision of such services to the Company.

In addition, the approval of the audit committee shall be needed prior to any decision to contract services other than audit work that are not forbidden by applicable regulations, following an appropriate evaluation of any threats to the independence and of the safeguards applied as provided by such regulations.

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

(d)	Supervise the internal audit function and, specifically:
(i)	Propose the selection, appointment and withdrawal of the officer responsible for internal audit;
(ii)	Ensure the independence and effectiveness of the internal audit function;
(iii)	Ensure that the internal audit function has the physical and human resources needed for the performance of its work and propose the budget for this service;
(iv)	Receive periodic information regarding the activities thereof and review the annual activities report;
(v)

Annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof; and

(vi)	Verify that senior management and the board take into account the conclusions and recommendations set forth in its reports.
(e)	Supervise the financial process and the internal control systems. In particular, the audit committee shall:
(i)

supervise the process of preparing and presenting the required financial information relating to the Company and the Group, including related non-financial information, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the scope of consolidation and the correct application of accounting standards, ensuring that this information is always up to date on the Company’s website;

(ii)	supervise the effectiveness of the internal control systems, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed; and
(iii)	discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

As a consequence of its activities, the audit committee may submit recommendations or proposals to the board of directors.

In any event, the performance of the functions established herein shall not affect the independence of the internal audit function.

(f)	Report to the board, in advance of its adoption of the corresponding decisions, regarding:
(i)	The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the provisions of article 41.2 of these rules and regulations.
(ii)	The creation or acquisition of interests in special purpose entities or entities registered in countries or territories that are considered to be tax havens.
(iii)	The approval of related-party transactions provided for in article 40 in rules and regulation of the Board.
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

(j)	Evaluate its operation and the quality of its work at least once per year.
(k)	And the other functions specifically provided for in the Rules and Regulations of the Board.

The Group’s 2017 audit committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ reports”.

The following are the current members of the audit committee:

Name	Position

Belén Romana	Chairman
Carlos Fernández	Member
Homaira Akbari	Member
Ramiro Mato	Member

Jaime P. Renovales acts as secretary to the audit committee, but is classified as a non-member.

Appointments committee

The Bank’s appointments committee was set up as such in October 2014. Prior to that there was a single committee of appointments and remunerations.

The committee is regulated by articles 53 of the Bylaws and 18 of the Rules and Regulations of the Board. In addition, articles 6, 8, 9, 12, 13, 15, 26, 28, 29, and 36 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities9.

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

9 The Rules and Regulations of the Board have been amended by the board of directors at its meeting of February 13, 2018. The amendments are aimed at strengthening the supervisory function of its committees, amongst other points, in line with the recommendations and best practices published in 2017 by different Spanish and international bodies (we refer to Section B for further details).

Functions of the appointments committee:

The appointments committee shall have the following duties:

(a)

Propose and review the director selection policy, which shall include the diversity policy and objectives and the suitability policy, and the succession plan approved by the board and the internal criteria and procedures to be followed in order to select those persons who will be proposed to serve as directors, as well as for the continuous evaluation of directors, reporting on such continuous evaluation. In particular, the appointments committee shall:

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

(a)

Apply and supervise the succession plan for the directors approved by the board of directors, working in coordination with the chairman of the board or, for purposes of the succession of the chairman, with the lead director. In particular, examine or organize the succession of the chairman and of the chief executive officer pursuant to article 29 of Rules and Regulations of the Board of Directors

(b)

Prepare, by following standards of objectiveness and conformance to the corporate interest, taking into account the director selection policy and the succession plan and assessing the fitness and properness of the potential candidates and, in particular, the existence of possible conflicts of interest, independence of mind and time commitment, the reasoned proposals for appointment, re-election and ratification of directors provided for in section 2 of article 26 of the Rules and Regulations of the Board of Directors, any proposals for removal of directors, as well as proposals for appointment of the members of each of the committees of the board of directors. It shall also prepare the proposals for the appointment of positions on the board of directors and its committees, following the same aforementioned standards.

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
(e)

Propose and review the policies and internal procedures for the selection and continuous evaluation of members of senior management and other employees responsible for internal control functions or who hold key positions for the day-to-day conduct of banking activities, as well as the succession plan for such executive officers, report on their appointment and withdrawal from office and their continuous evaluation in implementation of such procedures, and make any recommendations it deems appropriate.

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
(i)

Report on the process of self-evaluation of the board and of the members thereof and assess the independence of the external consultant hired pursuant to article 24.7 of the Rules and Regulation of the Board.

(j)	Report on and supervise the application of the policy for planning the succession of the Group and any amendments thereto.
(k)	The other functions specifically provided for in the Rules and Regulation of the Board and any others assigned to the committee by applicable law.

The Group’s 2017 appointments committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Sol Daurella	Member
Carlos Fernández	Member

Jaime P. Renovales acts as secretary to the appointments committee but is classified as a non-member.

Remuneration committee

The remuneration committee was set up as such in October 2014, prior to that there was a single committee of appointments and remunerations.

The committee is regulated by articles 54 of the Bylaws and 19 of the Rules and Regulations of the Board10. In addition, articles 33, 34 and 35 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities.

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

10 The Rules and Regulations of the Board have been amended by the board of directors at its meeting of February 13, 2018. The amendments are aimed at strengthening the supervisory function of its committees, amongst other points, in line with the recommendations and best practices published in 2017 by different Spanish and international bodies (we refer to Section B for further details).

Functions of the remuneration committee:

The remuneration committee shall have the following functions:

(a)

Prepare and propose the decisions relating to remuneration that the board of directors must adopt, including those that have an impact on the Company’s risk and risk management. In particular, the remuneration committee shall propose:

(i)

The director remuneration policy, preparing the required reasoned report on such remuneration policy as provided by article 34 of the Rules and Regulations of the Board of Directors as well as the annual remuneration report provided for in article 35 of these rules and regulations.

(ii)	The individual remuneration of the directors in their capacity as such.
(iii)	The individual remuneration of the directors for the performance of duties other than those in their capacity as such, and other terms of their contracts.
(iv)	The remuneration policy applicable to the members of senior management in compliance with the provisions of law.
(v)	The basic terms of the contracts and the remuneration of the members of senior management.
(vi)	The key elements of the remuneration of those other officers or employees who, while not members of senior management, are part of the Identified Staff.
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

(g)	Evaluate its operation and the quality of its work at least once per year.
(h)	And such other functions as are specifically provided for in the Rules and Regulations of the Board or assigned thereto by applicable law.

In the performance of its duties, the remuneration committee shall take into account the long-term interest of shareholders, investors and other Company stakeholders, as well as the public interest.

The Group’s 2017 remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report.

The following are the members of the remuneration committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Sol Daurella	Member
Carlos Fernandez	Member

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

The committee is regulated by articles 54 bis of the Bylaws and 20 of the Rules and Regulations of the Board11. In addition, articles 3.2 and 15 of the Rules and Regulations of the Board contain specific provisions regarding certain aspects of its activities.

The Rules and Regulations of the Board state that the members of this committee must all be non-executive directors with independent directors having a majority representation including an independent director as chairman. In identifying the candidates to said chairmanship, the fact that they are not chairman of the board, of the appointments committee, of the remuneration committee or of the audit committee shall be particularly valued.

The members of the risk supervision, regulation and compliance committee are appointed by the board of directors taking into account the directors knowledge, qualifications and experience and the duties of the committee.

Functions of the risk supervision, regulation and compliance committee:

The risk supervision, regulation and compliance committee shall have the following functions and any others provided for by applicable law:

(a)

Support and advise the board in defining and assessing risk policies affecting the Group, and in determining the current and future risk appetite and the strategy and culture in this area, including proposing appropriate changes in view of internal or external circumstances affecting the Group

The Group’s risk policies shall include:

(i)

The identification of the various types of financial and non-financial risk (operational, technological, tax, legal, social, environmental, political, reputational, and compliance and behavioral, among others) that the Company faces, including, among financial or economic risks, contingent liabilities and others which are off-balance sheet;

(ii)	The setting of the risk appetite at limits that the Company deems acceptable;
(iii)	The measures planned to mitigate the impact of identified risks in the event that they materialize; and
(iv)	The information and internal control systems that will be used to control and manage such risks, including tax risks.
(a)

Assistance to the board in monitoring the implementation of the risk strategy, appetite and limits that have been set, and the alignment thereof with the strategic plans objectives, and corporate culture and values of the Group.

11 The Rules and Regulations of the Board have been amended by the board of directors at its meeting of February 13, 2018. The amendments are aimed at strengthening the supervisory function of its committees, amongst other points, in line with the recommendations and best practices published in 2017 by different Spanish and international bodies (we refer to Section B for further details).

(b)	Assistance to the board in approving the capital and liquidity strategy and supervision of the application thereof.
(c)

Ensuring that the pricing policy for the assets, liabilities and services offered to customers is fully aligned with the Company’s business model, risk appetite and risk strategy. If such is not the case, the committee shall submit to the board of directors a plan for the correction of such policy.

(d)	Knowing and assessing the risks arising from the macroeconomic context and from the economic cycles within which the Company and its Group carry out their activities.
(e)	Systematic review of exposure to principal customers, economic sectors of activity, geographic areas and risk types.
(f)	Supervising the risk function, and particularly:
(i)	Report on the appointments committee’s proposals for the designation of the head of the risk function (chief risk officer or CRO);
(ii)	Ensure the independence and effectiveness of the risk function;
(iii)	Ensure that the risk function has the physical and human resources needed for the performance of its work;
(iv)	Receive periodic information regarding the activities thereof, which shall include potential deficiencies detected and breaches of the established risk limits; and
(v)

Annually evaluate the risk function and the performance of the head of the risk function (chief risk officer or CRO), which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof.

(a)

Support and assistance to the board in the performance of stress tests by the Company, in particular by assessing the scenarios and assumptions to be used in such tests, evaluating the results thereof and analyzing the measures proposed by the risk function as a consequence of such results.

(b)

Knowing and assessing management tools, improvement initiatives, advancement of projects and any other relevant activity relating to the control of risks, including the policy on internal risk models and the internal validation thereof.

(c)

Cooperating in establishing rational remuneration policies and practices. For such purpose, the risk supervision, regulation and compliance committee shall examine, without prejudice to the duties of the remuneration committee, whether the incentive policy contemplated in the remuneration system takes risk, capital, liquidity and the likelihood and opportunity of earnings into consideration, and, jointly with the remuneration committee, back-test the criteria used for determining the award and the ex ante risk adjustment based on the actual risk outcomes..

(d)	Supervising the compliance function, and particularly:
(i)	Report on the appointments committee’s proposals for the designation of the head of the compliance function (chief compliance officer or CCO);
(ii)	Ensure the independence and effectiveness of the compliance function;
(iii)	Ensure that the compliance function has the physical and human resources needed for the performance of its work;
(iv)	Receive periodic information regarding the activities thereof;
(v)

Regularly evaluate the operation of the Company’s compliance program, the governance rules and the compliance function, making the proposals required for the improvement thereof, and annually evaluate the performance of the head of the compliance function (chief compliance officer or CCO), which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof.

It will also supervise the operation of and compliance with the criminal risk prevention model approved by the board in accordance with article 3.2 of these rules and regulations. For the performance of the latter function, the committee will have individual powers of initiative and control. That includes, without limitation, the faculty to obtain any information which it deems appropriate and to summon any director or employee of the Group, including, in particular, the head of the compliance function and the different committees that, where appropriate, exist in this area to evaluate their performance, as well as the faculty to initiate and direct the internal investigations that it deems necessary about the facts related to the possible non-performance of the criminal risk prevention model.

Moreover, the committee will evaluate periodically the operation of the prevention model and its effectiveness in the prevention or mitigation of the commission of crimes, using external advise when considered appropriate, and will propose to the board of directors any changes to the criminal risk prevention model and, in general, to the compliance program that it deems appropriate in view of that evaluation.

(vi)Report on the approval of and changes to the compliance policy, the general code of conduct, the manuals and procedures for the prevention of money laundering and financing of terrorism and for other codes and industry regulations, which must be approved by the board of directors, ensuring the proper alignment thereof with the corporate culture, and supervise compliance therewith;

(vii)

Establish and supervise a mechanism that allows the staff of the Group to confidentially and anonymously report actual or potential breaches of regulatory or internal governance requirements, with specific procedures for receiving reports and the tracking thereof, ensuring proper protection for the staff member.

(viii)	Receive information and, if applicable, issue reports on disciplinary measures for members of senior management; and
(ix)	Supervise the adoption of actions and measures that result from the reports issued or the inspection proceedings carried out by the administrative authorities in charge of supervision and control
(a)

Supervise the strategy for communication and relations with shareholders and investors, including small and mid-sized shareholders, as well as supervise and evaluate relationship processes with stakeholders.

(b)

Support and advise the board in relation to corporate governance and internal governance policy of the Company and its Group, as well as in relation to the periodic evaluation of the adequacy of the Company’s corporate governance system, with the purpose of fulfilling its mission of promoting social interest and of taking into account, as appropriate, the legitimate interests of the stakeholders.

(c)	Support and advice to the board regarding relations with supervisors and regulators in the various countries where the Group operates.

(d)	Track and evaluate rule-making proposals and regulatory changes that may be applicable and of any possible consequences for the Group.

(e)	Report on any proposed amendments to the Rules and Regulations of the Board prior to the approval thereof by the board of directors.

(f)	Evaluate its operation and the quality of its work at least once per year.

The Group’s 2017 risk supervision, regulation and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report ”.

The following are the current members of the risk supervision, regulation and compliance committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Esther Giménez-Salinas	Member
Ramiro Mato	Member
Belén Romana	Member

Jaime P. Renovales acts as secretary to the risk supervision, regulation and compliance committee, but is classified as a non-member.

D. Employees

As of December 31, 2017, we had 202,251 employees (as compared to 188,492 in 2016 and 193,863 in 2015) of which 39,070 were employed in Spain (as compared to 28,438 in 2016 and 30,106 in 2015) and 163,181 were employed outside Spain (as compared to 160,054 in 2016 and 163,757 in 2015). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2015-2018 agreement was signed on April 19, 2016. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2017	2016	2015
SPAIN	39,070	28,438	30,106
LATIN AMERICA	88,182	85,855	89,352
Argentina	9,233	7,852	7,966
Brazil	46,816	46,437	49,199
Chile	11,525	11,877	12,360
Colombia	150	105	60
Mexico	18,643	17,702	17,831
Peru	171	154	149
Uruguay	1,644	1,728	1,787
EUROPE	57,141	56,517	56,111
Austria	367	375	395
Germany	5,370	5,492	5,421
Belgium	104	99	16
Finland	179	173	155
France	953	944	910
Hungary	-	—	39
Ireland	4	4	9
Italy	850	826	757
Norway	1,151	1,117	1,257
Poland	14,984	15,389	14,724
Portugal	7,321	6,742	6,972
Switzerland	223	220	203
The Netherlands	453	436	333
Sweden	-	—	—
United Kingdom	25,182	24,700	24,920
USA	17,375	17,221	17,799
CANADA	204	188	182
ASIA	226	224	247
Hong Kong	146	148	145
China	70	65	75
Others	10	11	27
OTHERS	53	49	66
Bahamas	46	43	42
Others	7	6	24

TOTAL	202,251	188,492	193,863

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2017	2016	2015
Retail Banking	191,769	178,253	183,182
Global Corporate Banking	8,194	8,032	8,037
Corporate Center	1,785	1,723	2,006
Spain’s Real Estate Activity	503	484	638
Total	202,251	188,492	193,863

As of December 31, 2017, we had 6,582 temporary employees (as compared to 5,772 as of December 31, 2016 and 5,651 as of December 31, 2015). In 2016, the average number of temporary employees working for the Group was 6,177 employees.

E. Share ownership

As of March 22, 2018 the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake	Represented stake	Total shares	% of Capital stock
Ana Botín	1,153,440	19,362,840	-	20,516,280 (1)	0.127%
José Antonio Álvarez	1,074,413	-	-	1,074,413	0.007%
Bruce Carnegie-Brown	22,263	-	-	22,263	0.000%
Rodrigo Echenique	1,039,401	14,474	-	1,053,875	0.007%
Guillermo de la Dehesa	172	-	-	172	0.000%
Homaira Akbari	22,000	-	-	22,000	0.000%
Ignacio Benjumea	3,515,910	-	-	3,515,910	0.022%
Javier Botín	5,272,830	12,650,471	119,466,183	137,389,484	0.851%
Álvaro Cardoso	-	-	-	-	-
Sol Daurella	142,097	456,970	-	599,067	0.004%
Carlos Fernández	18,524,499	2	-	18,524,501	0.115%
Esther Giménez-Salinas	6,014	-	-	6,014	0.000%
Rodrigo Mato	-	-	-	-	-
Belén Romana	166	-	-	166	0.000%
Juan Miguel Villar-Mir	1,328	-	-	1,328	0.000%
Total shares	30,774,533	32,484,757	119,466,183	182,725,473	1.132%

(1)	Syndicated shares. See “Item 7. Major Shareholders and Related Party Transactions —A. Major Shareholders—Shares covered by the shareholders’ agreement” herein.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of March 22, 2018, our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 5,883,376 ordinary shares, or 0.036% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

At December 31, 2017, the only shareholders appearing on the Bank’s register of shareholders with a stake of over 3% were State Street Bank and Trust Company (13.32%); The Bank of New York Mellon Corporation (8.83%); and Chase Nominees Limited (7.41%); EC Nominees Limited (3.43%), Caceis Bank (3.13%), Clearstream Banking, S.A. (3.10%) and BNP Paribas (3.03%). Nevertheless, the Bank believes that those stakes are held in custody in the name of third parties and to the best of the Bank’s knowledge none of those shareholders holds itself a stake of over 3% in the share capital or in the voting rights12.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control. The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

12 The website of the Spanish National Securities Market Commission (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on August 9, 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.940%, plus a further stake of 0.158% held through financial instruments. However, according to the Bank’s shareholder register, Blackrock, Inc. did not hold more than 3% of the voting rights on that date, or on December 31, 2017.

As of December 31, 2017 a total of 3,281,818,332 shares, or 20.34% of our share capital, were held by 1,165 registered holders with registered addresses in the United States and Puerto Rico, including The Bank of New York Mellon, as depositary of our American Depositary Share Program. These ADSs were held by 15,237 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2017.

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

Banco Santander filed a significant event with the CNMV on October 3, 2014 updating the holders and the distribution of the shares in the syndication, and changing the chair of the syndicate to Javier Botín, present chair of the Fundación Botín.

The Bank filed respective material facts with the CNMV on 6 February and 29 May 2015 updating the holders and the distribution of shares included in the syndication, all within the framework of the inheritance process as a result of the death of Emilio Botín.

Lastly, Banco Santander filed a material fact with the CNMV on 29 July 2015 updating the holders and the distribution of shares included in the syndication as a result of extinguishing the usufruct over the shares held by one of the parties to the agreement along with the voting rights arising therefrom, thereby consolidating the full price of the aforementioned shares in the Botín Foundation.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.2751% of its share capital at year-end 2017). In addition, as established in clause one of the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them, in the future. Accordingly, at 31 December 2017, a further 34,675,537 shares (0.2149% of share capital at the time) were also included in the syndicate.

Shares covered by the shareholders’ agreement

As of March 22, 2018, the agreement encompassed a total of 79,307,852 Bank shares (0.49% of its share capital), broken down as follows:

Parties to the shareholder agreement	No. of shares syndicated	% of total share capital
Ana Botín	1,153,440	0.007%
Emilio Botín O.[1]	16,843,109	0.104%
Javier Botín[2]	17,923,301	0.111%
Paloma Botín[3]	8,394,905	0.052%
Carmen Botín	9,497,451	0.059%
PUENTEPUMAR, S.L.	-	-
LATIMER INVERSIONES, S.L.	-	-
CRONJE, S.L., Unipersonal[4]	19,362,840	0.120%
NUEVA AZIL, S.L.[5]	6,132,806	0.038%
Total	79,307,852	0.491%

1.	7,800,332 shares held indirectly through Puente San Miguel, S.L.U.
2.	12,591,853 shares held indirectly through Agropecuaria El Castaño, S.L.U.
3.	7,187,903 shares held indirectly through Bright Sky 2012, S.L.
4.	Controlled by Ana Botín.
5.	Controlled by Carolina Botín.

In all other respects, the agreement remains unchanged.

The aforementioned significant filings can be found on the Group’s website (www.santander.com).

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2017			2016
	Loans and credits	Guarantees	Total	Loans and credits		Guarantees	Total

Ana Botín	10	—	10	—		—	—
José Antonio Álvarez	9	—	9	9		—	9
Bruce Carnegie-Brown	—	—	—	2		—	2
Rodrigo Echenique	22	—	22	21		—	21
Guillermo de la Dehesa	—	—	—	11		—	11
Ignacio Benjumea	—	—	—	2		—	2
Javier Botín	17	—	17	4		—	4
Sol Daurella	27	—	27	25		—	25
Belén Romana	3	—	3		—	—	—
	88	—	88	74		—	74

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2017 amounted to €21 million (see note 53 to our consolidated financial statements).

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

As of December 31, 2017 our loans and credits to associated and jointly controlled entities, amounted to €5,081 million. Those loans and credits represented 0.60% of our total net loans and credits and 5.38% of our total stockholders’ equity as of December 31, 2017.

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

i. Tax-related litigation

As of the date of this report the main tax-related proceedings concerning the Group were as follows:

-Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-Legal actions filed by Santander (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Santander the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Santander but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Santander and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In August 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Tax Amnesty Provisional Measure 783/2017 in relation to certain administrative processes for the years 1999 to 2005.

-Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reversed the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed  In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007. These rulings have been subject to a clarification action. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

-In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência, S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. After the appeal for reconsideration lodged at the Federal Tax Office was dismissed by the Delegacia da Receita Federal, the Group, in December 2014, appealed against the infringement notice at CARF, which, in March 2018, in a split decision settled by the casting vote of the Chairman, has dismissed the appeal filed by the Group. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

-In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge ruled in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and referred the case back to the District Court for its ruling over certain matters pending resolution, including the refund claim and the justification of sanctions. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The parties are currently awaiting the District Court´s decision over Santander Holdings USA, Inc. petition to have a summary judgement related to the matters pending resolution. The estimated loss relating to this litigation is provided for.

-In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011, on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

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

In August 2010, the FSA (Financial Services Authority) (now the FCA (Financial Conduct Authority)) published a Policy Statement on the valuation and compensation of claims for payment protection insurance (PPI). The policy established rules that changed the bases for the analysis and treatment of the claims for PPI sales and increased the amounts to be paid to customers whose claims were ratified.

In November 2015, the FCA published the consultation 15/39 (Regulations and guides on the payment of claims related to insurance for credit protection) that introduced the concept of unfair commission in connection with case Plevin for the customer compensation, as well as the term for customers to formulate their PPI complaints. On 2 August 2016, the FCA issued a new consultative document (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation). The document described the FCA’s proposal to address the PPI claims following the UK Supreme Court’s ruling on the Plevin v. Paragon Personal Finance Ltd case (Plevin) and included the recommendation that the period for filing claims should be extended by two years from June 2017, which was later than proposed in CP 15/39 issued by the FCA in November 2015. The document also included proposals on the calculation of compensation in claims related to Plevin, including considerations on how the participation in benefits should be reflected in the calculation. The final regulation (Policy Statement 17/3 (Payment Protection Insurance Complaints: Feedback on CP16/20 and final rules and guidance)) published on 2 March, 2017 confirms that the two year term for the formulation of claims started on August 2017. It also requires to proactively contact with the claimants whose claims were rejected in accordance with article 140ª of Consumer Credit Act. Finally, the standard introduced some clarifications on the calculation of the profit participation percentage. These changes may have an impact on the amounts expected to be paid in the future.

A provision for conduct remediation has been recognized in respect of the mis-selling of PPI policies in the UK. This provision has been calculated using the following variables:

-	Number of claims - estimated number of claims;
-	Percentage of claims lost - estimated percentage of claims that are or will be favorable to the customer; and
-	Average cost - estimated amount to be paid to customers, including compensation for direct loss plus interest.

For the calculation of the provision the following have been considered:

-	Full analysis of causes of the claims, probability of success, market fluctuations, possible activities/supervisor and guidelines of the FCA and how these may affect the future;
-	Activity recorded with regard to the number of claims received;
-	Amount of compensation paid to customers, together with a forecast of the probability of this varying in future;
-	The impact on complaints levels of proactive customer contact;
-	Effect media coverage and time bar are expected to have on the complaints inflows.
-	Commission and profit margin obtained from the insurance provider during the products’ lifespan.

-	In relation to a specific PPI portfolio of complaints, an analysis of the relevant facts and circumstances including legal and regulatory responsibilities.

These criteria are kept under review and regularly compared to the customer information (claims received, percentage of successful claims, impact of changes in the percentage of successful claims and assessment of the customers potentially affected) to ensure their validity. The provision represents management’s best estimate of Santander UK’s future liability in respect of mis-selling of PPI policies.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received until August 2019.

2017 compared to 2016

The remaining provision for PPI redress and related costs amounted to £356m (€401 million). The total charge for the year was £109m (€124 million) (2016: £144m (€140 million)) and was driven by an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline relating to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience. In 2016, a provision of £114m (€140 million) was made when we applied the principles published in the August 2016 FCA papers, and a further £32m (€37 million) was made in relation to a past business review.

Monthly utilization increased from the 2016 average following the confirmation of a deadline for customer complaints, broadly in line with our assumptions. We continue to monitor our provision levels in respect of recent claims experience.

2016 compared to 2015

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a portfolio under a past business review. With the FCA consultation that was expected to close in the first quarter of 2017, we assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions.  We continued to review our provision levels in respect of recent claims experience and noted that once the final FCA guidance was published it was possible further PPI-related provision adjustments would be required in future years.

Monthly utilization during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

The following table shows the main factors to calculate the provisions and the future forecast as well as the sensitivity analysis in the face of future changes. It reflects a blended view across all our retail products and portfolios and includes redress for Plevin-related claims:

	Accumulated at December 31, 2017	Future forecast (unaudited figures)	Sensitivity analysis: increases / decreases in provision
Claims received (1) (000)	1,623	660	25 = £9m
Claims received for proactive contact (000)	487	127	25 = £5m
% Response to complaints received by proactive contact	54%	100%	1% - £0.3m
% Of claims accepted by the Entity (2)	47%	68%	1% - £2.6m
Average compensation by accepted claim (3)	£1,378	£564	£100 = £50 m

(1)

Includes all claims received regardless of whether we expect to make a payment; i.e. regardless of the likelihood of the Santander UK group incurring a liability. Excludes claims where the complainant has not held a PPI policy.

(2)	It includes both claims received directly from customers and those contacted proactively by the Entity.
(3)

The average claim compensation was reduced from an accumulated average amount of £1,378 (€1,222) on December 31, 2017 to an average future amount of £564 due to the effect of Plevin cases in the provision, as well as a shift in the complaints mix to a greater proportion of storecards which typically carry lower average balances.

-

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

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process, in which the Partial Award was issued, rejecting the procedural exceptions raised by Delforca, resolution which was appealed by Delforca. Delforca appealed against the decisions rejected the resolution of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, being these processes under processing. The Bank has not recognized any provisions in this connection.

-Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors.  The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

-  “Planos Económicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores (Febrapo) and Federação Brasileira dos Bancos (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indexes were changed. The terms of the agreement signed by the parties have already been approved by the Supreme Federal Court (STF), to whom the final word on the viability of the agreement corresponds.  Provisions registered in order to hedge risks that may derive from the “economic plans”, including those derived from the agreement pending approval by the STF, are deemed sufficient.

-The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these report, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

-

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

On May 2, 2017, Portuguese shipping companies, Banco Santander Totta, SA and the Portuguese Republic reached an agreement regarding these legal proceedings which were terminated. Shipping companies withdrew their request for admission of a pending appeal before the English Supreme Court. This matter has concluded.

-

In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Banco Santander in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). On February 13, 2018, the CNMC published its decision, by which it fined Santander, Sabadell, BBVA and Caixabank with €91 million (€23.9 million for Santander) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union (Case S/DC/0579/16 Derivados Financieros). According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision is not final and will be appealed.

-

Floor clauses (“cláusulas suelo”): as a result of the acquisition of Banco Popular Español, S.A., the Group is exposed to material transactions containing floor clauses. Floor clauses are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark interest rate. Banco Popular, S.A. has included floor clauses in certain asset operations with customers. Banco Popular's position in respect of these floor clauses is as follows:

On December 21, 2016, the European Court of Justice overruled the ruling established through Spanish Supreme Court Judgement of May 9, 2013, and by virtue of which the retroactive effect of declaring the floor clauses null and void was limited so that the amounts charged in application of these clauses would only be refunded from May 9, 2013. Subsequently, the Judgement handed down by the Spanish Supreme Court on February 24, 2017, ruling on a cassation appeal (“recurso de casación”) filed by another entity, adapted its jurisprudence in line with the Judgement of the European Court of Justice of December 21 2016 and, in particular, considered that its ruling of May 9, 2013, which related to a collective action, did not have res judicata effect with respect to individual suits filed by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank’s estimates.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union’s Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of December 31, 2017, the amount of the Group’s provisions in relation to this matter goes up to €223 million. For this concept, after the purchase of Banco Popular, €238 million have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above. The Group considers that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately €900 million, as initially measured and without considering the returns performed. Considering the provisioned amount referred before and the refunds performed, the maximum and not probable risk derived would have a coverage greater than 50% of this maximum risk scenario.

-

Other aspects: given that no precedent exists in either Spain or any other European Union member state for the declaration setting out the resolution of Banco Popular, the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, all in accordance with the single resolution framework regulation referred to in Note 3, the possibility of future appeals being submitted against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims against Banco Popular Español, S.A., Banco Santander or other Group companies deriving from or related to the acquisition of Banco Popular. Several investors, advisors and financial dealers have stated that they intend to analyze and, in some cases, have already submitted different types of claims in respect to the acquisition. To date, 103 procedures have been filed before the European Union Court of Justice and more than 261 have been brought before the Spanish Audiencia Nacional. With respect to possible appeals or claims, it is not possible at this time to foresee the total of the specific petitions that could be put forth, nor their economic implications (particularly when these possible future claims might not specify any specific amount, or when they allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular has been accounted for as disclosed in Notes 1.h and 3 to our consolidated financial statements.

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

The Bank and the other Group companies are subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of their business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters.

With the information available to it, the Group considers that at December 31, 2017, 2016 and 2015, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of investigation or discovery, the Group cannot state with confidence what the eventual outcome of any of these pending matters will be, what the timing of the ultimate resolution of such matters will be or what the eventual loss, fines or penalties related to each such pending matter may be. Consequently, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Group; and the outcome of a particular matter may be material to the Group’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Group’s income for that period.

Shareholders remuneration

The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration in respect of each fiscal year indicated, distributed quarterly.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2011	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	0.23	0.64
2012	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	0.21	0.75
2013	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67
2014	0.15	0.15	0.15	0.15	0.60	0.16	0.16	0.15	0.13	0.60
2015	0.05	0.05	0.05	0.05	0.20	0.04	0.04	0.04	0.04	0.16
2016	0.055	0.045	0.055	0.055	0.21	0.047	0.050	0.059	0.060	0.216
2017 (*)	0.06	0.04	0.06	0.06	0.22	0.071	0.046	0.074	0.074	0.265

(*)   The figure for the fourth dividend is an estimate because as of the date of this annual report on Form 20-F it has not been paid yet.

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

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of Banco Santander to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute 3 cash dividends and a scrip dividend relating to such 2015 results. Dividends on account of 2015, 2016 and 2017 were paid according to this scheme.

The Bank’s annual general shareholders meeting held on April 7, 2017 approved the option for all shareholders of the Bank to receive their remuneration corresponding to one of the interim dividends for 2017 through the application of the Santander Dividendo Elección scrip dividend scheme.

Banco Santander paid on account of 2017:

•	A dividend of €0.06 per share equivalent to the first interim dividend (August 2017);
•	A scrip dividend of €0.04 per share equivalent to the second interim dividend (November 2017);

•	A dividend of €0.06 per share equivalent to the third interim dividend (February 2018); and
•	A dividend of €0.06 per share equivalent to the fourth dividend is expected to be paid in May 2018.

Following the increase of capital of the second interim dividend, the Bank’s share capital at the date of this annual report on Form 20-F was €8,068 million represented by 16,136,153,528 shares, par value €0.50 each.

Banco Santander assigned €3.5 billion to dividends in 2017 as compared to €3.0 billion in 2016.

The Bank intends the remuneration on account of the earnings for the 2018 financial year to maintain the same policy with four payments, of which three would be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme.

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

Year Ended December 31,
IFRS-IASB
2013	2014	2015	2016	2017
(in millions of euros)
1,030	1,435	2,277	2,481	3,006

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

B. Significant Changes

No material changes.

Item 9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2017, Santander was the most actively traded stock on the Spanish stock exchange. As at December 31, 2017, the stock had a 16.5% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. In 2017, 20,222 million shares were traded, for a cash amount of €113,665 million, the highest volume for any Euro Stoxx constituent. Our market capitalization of €88,410 million at 2017 year-end made us the largest bank in the eurozone by market capitalization and the 14th in the world in 2017.

At December 31, 2017 a total of 3,281,818,332 shares, or 20.34% of our share capital, were held by 1,165 registered holders with registered addresses in the United States and Puerto Rico, including Bank of New York Mellon, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao). Our shares are also listed on the New York (in the form of American Depositary Shares), London (in the form of CREST Depository Interests), São Paulo (in the form of Brazil Depositary Shares), Milan, Lisbon, Buenos Aires, Warsaw and Mexico stock exchanges. At December 31, 2017, 63.34 % of our shares were held of record by non-residents of Spain.

The table below sets forth the high and low of the daily closing prices and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros Per Share
	High	Low	Last
2013 Annual	6.77	4.84	6.51
2014 Annual	7.90	6.22	7.00
2015 Annual	7.15	4.45	4.56

2016 Annual	5.03	3.30	4.96
First Quarter	4.51	3.31	3.87
Second Quarter	4.63	3.30	3.43
Third Quarter	4.22	3.32	3.95
Fourth Quarter	5.03	3.91	4.96

2017 Annual	6.30	4.99	5.48
First Quarter	5.76	4.99	5.75
Second Quarter	6.30	5.48	5.79
Third Quarter	6.00	5.28	5.91
Fourth Quarter	5.83	5.46	5.48

2018 First Quarter (through March 22, 2018)	6.08	5.21	5.21

Last six months
2017
September	5.91	5.28	5.91
October	5.83	5.54	5.82
November	5.83	5.46	5.64
December	5.72	5.48	5.48
2018
January	6.08	5.45	5.98
February	5.94	5.48	5.67
March (through March 22, 2018)	5.61	5.21	5.21

On March 22, 2018, the reported last sale price of our shares on the continuous Spanish market was €5.21.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” Under the deposit agreement, pursuant to which ADRs have been issued, The Bank of New York Mellon is the depositary and holder from time to time of ADRs. At December 31, 2017, we had outstanding a total of 500,740,456 ADRs of which 9,686,096 were held by 15,237 registered holders with The Bank of New York Mellon.  Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners.

The table below sets forth the reported high and low of the daily closing prices and last daily sales prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2013 Annual	9.29	6.43	9.07
2014 Annual	10.75	8.21	8.33
2015 Annual	8.42	4.85	4.87

2016 Annual	5.23	3.69	5.18
First Quarter	4.96	3.74	4.36
Second Quarter	5.19	3.69	3.92
Third Quarter	4.73	3.73	4.41
Fourth Quarter	5.23	4.28	5.18

2017 Annual	6.99	5.31	6.54
First Quarter	6.20	5.31	6.07
Second Quarter	6.99	5.78	6.69
Third Quarter	6.94	6.33	6.94
Fourth Quarter	6.82	6.39	6.54

2018 First Quarter (through March 22, 2018)	7.55	6.35	6.35

Last six months
2017
September	6.94	6.33	6.94
October	6.82	6.46	6.74
November	6.77	6.39	6.69
December	6.69	6.43	6.54
2018
January	7.55	6.53	7.41
February	7.42	6.73	6.87
March (through March 22, 2018)	6.83	6.35	6.35

On March 22, 2018, the reported last sale price of our ADSs on the New York Stock Exchange was $6.35.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System. During the year ended December 31, 2017, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

On February 3, 2016, the Royal Decree-Law 878/2015 came into force on clearing, settlement and registration of traded securities represented as book entries, on the legal framework for central securities depositaries and central counterparties, and the transparency requirements for issuers of securities admitted to trading on an official secondary market. In connection with this, the reform of the existing clearing, settlement and registry system is currently being implemented in Spain.  The reform introduces three fundamental changes that, in turn, will involve a number of operating modifications. These changes are as follows: a) A new registry system based on balances; b) the introduction of a new Central Counterparty (“BME Clearing”); and c) the integration of the Central de Anotaciones del Mercado de Deuda  Pública (CADE) and SCL into a single platform. With the introduction of the Central Counterparty, the Spanish equity markets will be structured around three infrastructures:  the SIBE Trading Platform, the new Central Counterparty for equity (new segment around BME CLEARING) and the Central Securities Depository (IBERCLEAR). This new system implementation is taking place in two phases: a) first phase: April 27, 2016, the implementation of the Central Counterparty and migration of the Equity settlement system to the new platform; and b) second phase: September 18, 2017, incorporation of the Fixed Income settlement system to the new platform and migration to Target 2 Securities system. As a result of these changes, various operating modifications will take place. Among others, (i) entities (financial institutions) will be able to be members of one, two or even three of the new infrastructures; (ii) each Stock Exchange member will need to sign a contract with a General Clearing Member of the Central Counterparty (with the exception of the same entity being member of both infrastructures); (iii) each Central Counterparty Member will need to sign a contract with, at least, an IBERCLEAR Settlement Participant (with the exception of the same entity being member of both infrastructures); (iv) there will be individual Accounts, in both the Central Counterparty and the Central Securities Depository; (v) the Central Counterparty will make the netting of transactions (trades) possible before generating settlement instructions; (vi) IBERCLEAR will implement and manage an optimization procedure that will enable the maximization of settled transactions in the exceptional occasions in which a delay of delivery of securities occurs; (vii) the current Collective Deposit will be replaced by the Central Counterparty guarantee system (Default Fund); (vii) communications between Participants and infrastructure members will be managed by an ancillary system (named “PTI” Post-Trading Interface) that will simplify their requirements and work; and (viii) the system will be more flexible, for example: a) it will be possible to settle in the Central Counterparty accounts in gross or net value; and b) there will be different classes of Members, with the possibility to become Ordinary Trading Member or Segregated Trading Member. On June 6, 2016 the Spanish Securities and Exchange Commission (CNMV) make an announcement on the progress of the clearing, settlement and registration reform and, following numerous market participants arguments in relation to certain market events such as the UK Referendum and Target 2 migration, the envisaged implementation date for the move to T+2 was postponed from June 27, 2017 to October 3, 2017 (with respect to the trades of the September 29, 2017).

In September 2017, Royal Decree-Law 827/2017, of 1 September, which modified Royal Decree-Law 878/2015, of 2 October, on the recording, clearing and settlement of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers admitted to trading in a regulated market, came into effect. This Royal Decree-Law completes a significant reform by aligning the Spanish clearing, settlement and registry system of securities transactions with the practices and standards of its European neighbors and connecting the system to the TARGET2 Securities (T2S) technical platform. The reform introduced significant new features that affected all classes of securities and all post trade activities. Consequently, due to the important modifications it entailed and to reduce any implementation risks, it was decided to address the reform as a single project implemented in two phases: (i) the first phase focused on equity securities and involved setting up a new system for equities to include all the changes envisaged in the reform, include the creation of a Central Counterparty in post-trade, BME Clearing, designed to be compatible with T2S (messages, account structure, definition of operations, etc.) and (ii) the second phase focused on the settlement of trades on fixed income securities.

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

Royal Decree-Law 11/2017, of 23 June, on urgent actions on financial matters. This Royal Decree-Law amended Law 11/2015, which had implemented the Bank Recovery and Resolution Directive in Spain, and established the hierarchy of claims in case of resolution and insolvency of a Spanish credit institution and the Securities Market Act. As amended, Law 11/2015 commences the issuance of mandatorily recognized senior “non-preferred” debt instruments by Spanish credit institutions, Spanish credit institutions may begin preparing the documentation for standalone or program issues of senior non-preferred debt instruments.

Royal Decree-Law 827/2017, of 1 September, which modified Royal Decree-Law 878/2015, of 2 October, on the recording, clearing and settlement of transferable securities represented in book-entry form, on the legal regime of the central securities depositaries and central counterparties, and on the transparency requirements for issuers admitted to trading in a regulated market. This Royal decree completes a significant reform by aligning the Spanish clearing, settlement and registry system of securities transactions with the practices and standards of its European neighbors and connecting the system to the TARGET2 Securities (T2S) technical platform. The reform introduced significant new features that affected all classes of securities and all post trade activities. Consequently, due to the important modifications it entailed and to reduce any implementation risks, it was decided to address the reform as a single project implemented in two phases: (i) the first phase focused on equity securities and involved setting up a new system for equities to include all the changes envisaged in the reform, include the creation of a Central Counterparty in post-trade, BME Clearing, designed to be compatible with T2S (messages, account structure, definition of operations, etc.) and (ii) the second phase focused on the settlement of trades on fixed income securities.

Royal Decree-Law 21/2017, of 29 December, on urgent measures for the adaptation of Spanish law in accordance with European Union regulations in relation to the securities market. The Royal Decree adapts in extremis the Spanish internal regulations (the Securities Market Law) to the European regulation MIFID II and, in particular to Directive 2014/65/EU, Directive 2016/1034 and Regulation (EU) 600/2014, applying both the RD-law and the Regulation as of January 3, 2018. RD-law 21/2017 regulates the trading venues for financial instruments, whose purpose is the execution of transactions by investment firms on stock in regulated markets and multilateral trading facilities. This RD-law also introduces the figure of organized trading facilities (OTF), as a complement to regulated markets and multilateral trading facilities (MTF), referring to the negotiation of public debt and derivative products. OTF are alternative regulated markets (such as the MAB in Spain), with fewer requirements than MTF for its operation. Spanish regulated markets require prior authorization by the CNMV, each regulated market requires a managing body, which is responsible for administer it.

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

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future.  In 2017, 8.14% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V., S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 1.2% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.01% to 0.10% in 2017. At December 31, 2017, the Parent bank and our subsidiaries held 3,913,340 of our shares (0.024% of our total capital stock as of that date).

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

The current Bylaws of Santander were approved by our shareholders acting at the annual general shareholders’ meeting held on June 21, 2008 and incorporated with the office of the Mercantile Registry on August 11, 2008.

Subsequently, sub-subsections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on November 6, 2017 and filed with the office of the Mercantile Registry on November 7, 2017.

At our annual general shareholders’ meeting held on March 23, 2018, our shareholders resolved to amend our Bylaws with the purpose of: (i) making various technical improvements (ii) conforming the provisions of the Bylaws to the current size of the board of directors, without losing flexibility that may ensure the best configuration thereof, as well as (iii) making certain changes in the committees of the board.

In particular, the following articles of the Bylaws have been amended: (a) articles regarding the board of directors: article 40 (creation of shareholder value) and article 41 (quantitative composition of the board); (b) articles regarding the delegation of powers of the board and to the committees of the board: article 48 (the executive chairman), article 50 (committees of the board of directors), elimination of article 52 (executive risk committee), renumbering of the current articles 53 (audit committee), 54 (appointments committee), 54 bis (remuneration committee) and article 54 ter (risk supervision, regulation and compliance committee) as new articles 52, 53, 54 and 54 bis, respectively, and inclusion of a new article 54 ter (responsible banking, sustainability and culture committee); and (c) articles relating to reporting tools: article 60 (annual corporate governance report). The amended Bylaws will become effective upon the corresponding regulatory authorizations and registration with the relevant Commercial Registry.

Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors — General information — Bylaws”.

Likewise, at its meeting of February 13, 2018, the board of directors approved several changes to the Rules and Regulations of the Board aimed at strengthening the supervisory function of its committees, among other points, in line with the recommendations and best practices published in 2017 by different Spanish and international bodies. Specifically, the Rules and Regulations of the Board were adapted to the following: (i) the 3/2017 Technical Guide of the Spanish National Securities Market Commission, on audit committees of public interest entities, of June 27, 2017, (ii) the guide to internal governance issued by the European Banking Authority and (iii) the joint guidelines issued by the European Banking Authority and the European Securities and Markets Authority on assessing the suitability of members of the board of directors and directors with key functions, the latter two published on September 26, 2017 and coming into force on June 30, 2018.

Further, a new responsible banking, sustainability and culture committee is regulated under article 54 ter of the Bylaws and article 21 of the Rules and Regulations of the Board, as amended. The purpose of this committee is to assist the board in this area, in particular, providing advice on preparing and reviewing the corporate culture and values and on its relations with various stakeholders, especially with employees, customers and communities with which the Group carries out its activities. For so long as the new committee is not formally constituted, its functions will continue to be carried out by the risk supervision, regulation and compliance committee.

The above changes reflect the Group’s commitment to complying with the highest corporate governance standards at all times, and is a further step in strengthening its internal governance system.

The amendment of the Rules and Regulations of the Board was notarized on February 20, 2018, and has been duly registered with the Commercial Registry.

The Rules and Regulations of the Board, as amended,  and the Rules and Regulations of the General Shareholders’ Meeting are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors” and “Information for shareholders and investors—Corporate governance—Rules and Regulations for the general shareholders´ meeting”, respectively.

General

As of December 31, 2017, the Bank’s share capital was €8,068,076,791, represented by a single class of 16,136,153,582 book-entry Santander shares with a nominal value of €0.50 each.

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

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Santander. Notices of all meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the national newspapers having the largest circulation in Spain, on the website of the CNMV and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 23, 2018 and our last extraordinary general meeting of shareholders was held on September 15, 2014.

Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our Bylaws do not contain provisions regarding cumulative voting.

Any Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting. According to Spanish law, if a director or another person acting on his/her behalf makes a public solicitation for proxies (thus obtaining more than three proxies), the director holding the proxies may not exercise the voting rights attaching to the represented shares (unless specific instructions were given by the shareholder) in connection with any items in respect of which the director or such other person is subject to a conflict of interest and, in any event, in connection with decisions relating to:

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual general shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017 and March 23, 2018 and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007, September 22, 2008, January 26, 2009 and September 15, 2014 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

Resolutions at general meetings are passed provided that, regarding the voting capital present or represented at the meeting, the number of votes in favor is higher than the number of votes against. Except for the foregoing cases in which the law and the Bylaws require a greater majority.

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

For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and Regulations of the Bank’s general shareholders’ meetings. The quorum at the 2017 annual general meeting was 64.03% of the Bank’s share capital, and the quorum at the 2018 annual general meeting was 64.55% of the Bank’s share capital.

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

At the Bank’s annual general shareholders’ meeting held on April 7, 2017, our shareholders passed a resolution which gave the board the authority to execute an increase of the Bank’s share capital by up to €500 million, within a period of 1 year from the date of the meeting, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act.

Likewise, at the Bank’s annual general shareholders’ meeting held on April 7, 2017, our shareholders passed a resolution which authorized the board of directors, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, to increase the Bank’s share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 3,645,585,175 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorization granted under resolution Eight II) adopted at the ordinary general shareholders’ meeting of March 27, 2015. Likewise, at the Bank’s annual general shareholders’ meeting held on April 7, 2017, our shareholders passed a resolution which authorized the board of directors to exclude pre-emptive rights in connection with such share capital increases, as provided by section 506 of the Spanish Capital Corporations Law, provided however that this power was limited to an amount of up to €1,458,234,070.

Likewise, at the Bank’s annual general shareholders’ meeting held on April 7, 2017, our shareholders passed resolutions to increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves.

Finally, at the Bank’s annual general shareholders’ meeting held on April 7, 2017, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused part, the authorization granted by our shareholders at the annual general shareholders meeting held on March 18, 2016, and permitted the board of directors to issue, within five years from the date of the meeting, and on one or more occasions, fixed-income securities, in any of the forms admitted under law and including bonds, certificates, promissory notes, debentures and preferred interests or other debt instruments of a similar nature (including warrants, settled through physical delivery or on a net basis) that are non-convertible in an amount up to €50 billion or its equivalent in another currency. At the end of the five-year period this authorization shall be cancelled to the extent of the unused amount.

On November 2017, we paid the second interim dividend for 2017 by means of scrip dividend. After the free-of-charge capital increase, the share capital amounted to 8,068,076,791 represented by 16,136,153,582 ordinary shares of €0.50 of face value each. See section “Dividends” below.

At the Bank’s annual general shareholders’ meeting held on March 23, 2018, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused amount , the authorization granted by our shareholders at the annual meeting held on April 7, 2017, and gave the board the authority to increase, within a period of 1 year from the date of the meeting, the Bank’s share capital by up to €500 million, pursuant to the provisions of section 297.1.a)of the Spanish Companies Act.

Our annual general shareholders’ meeting held on March 23, 2018, passed a resolution which authorized the board of directors, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, to increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 4,034,038,395.50 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorization granted under resolution Eight II) adopted at the ordinary general shareholders’ meeting of April 7, 2017. Also in the agenda is the delegation of the power to exclude pre-emptive rights, as provided by section 506 of the Spanish Capital Corporations Law, provided however that this power was limited to an amount of up to €1,613,615,358.

Likewise, at the annual general shareholders’ meeting held on March 23, 2018, our shareholders passed resolutions to increase the share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves.

Dividends

On January 8, 2015, we announced that the Bank had reformulated its shareholder remuneration policy with the objective of once again paying the majority of shareholders’ quarterly remuneration in cash. In particular, the Bank announced its intention to offer remuneration of 0.20 euros per share with a charge to the 2015 results, which would be paid in four installments, of which three will be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend program. It also announced that the aim for subsequent financial years, is that the bank’s cash pay-out represents between 30% and 40% of its recurring profit and for shareholder remuneration to match the growth of its results.

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

The remuneration on account of the earnings for the 2016 financial year was 0.21 euros per share, which were paid, as always, in four payments, of which three were received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. As such, the resolution passed by our annual general shareholders’ meeting held on March 18, 2016, was to offer all shareholders of the Bank the option to receive their remuneration corresponding to one of the interim dividends for 2016 through the application of the Santander Dividendo Elección scrip dividend scheme.

The remuneration on account of the earnings for the 2017 financial year was 0.22 euros per share, which were also paid in four payments, of which three were received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. As such, the resolution passed by our annual general shareholders’ meeting held on April 7, 2017, under item 6, was to offer all shareholders of the Bank the option to receive their remuneration corresponding to one of the interim dividends for 2017 through the application of the Santander Dividendo Elección scrip dividend scheme.

On November 6, 2017, we announced that the holders of 84.61% of the rights distributed in the scrip dividend had chosen to receive new shares. Thus, the final number of ordinary shares issued in the free-of-charge capital increase was 95,580,136, corresponding to 0.60% of the share capital, and the amount of the capital increase was €47,790,068. After the free-of-charge capital increase, the share capital amounted to €8,068,076,791 represented by 16,136,153,582 ordinary shares. The value of the share rights held by shareholder’s trust requested new shares amounted to €542,895,172.48. The shareholders holding the remaining 15.39% of the rights accepted Banco Santander’s commitment to purchase the rights. Consequently, Banco Santander acquired 2,468,193,907 rights for an aggregate or €98,727,756.28. Banco Santander cancelled the rights it acquired.

On February 2018 the Bank paid a third interim dividend out of 2017 profits, for a gross amount of €0.06 per share. The last day to trade shares with a right to collect this dividend was January 29, 2018. The ex-dividend date was January 30, 2018. The payment of an additional cash dividend is scheduled for May 2018.

The Bank intends the distribution on account of the earnings for the 2018 financial year to maintain the same policy with four payments, of which three would be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. At the annual general shareholders’ meeting held on March 23, 2018 we announced that the board of directors’ intention is to pay a total of 23 cents per share, which would mean an increase of 4.5% as compared to that paid against the 2017 results.

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

Furthermore, the transfer of ordinary shares of Santander, which is a credit institution, may be subject to additional reporting requirements in countries in which the European Central Bank has no supervisory authority or where such transfer entails an indirect transfer of a stake in regulated entities (such as banks, insurance companies or investment services companies) controlled by Banco Santander or in which Banco Santander holds an ownership interest.

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

Board of Directors

According to article 41 of our Bylaws, as amended, our board of directors may be made up of a minimum of 12 and a maximum of 17 members, appointed by our shareholders acting at the general meeting of shareholders.

Members of the board of directors are elected for an initial term of three years but can be re-elected.  One third of the members of the board are re-elected each year.

A director could serve for a term shorter than the one for which he or she has been initially elected if the shareholders acting at a duly called general meeting decide that director be replaced before completing his or her term.

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

Nine out of our 15 board members are external independent directors.

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

A director’s power to vote on a proposal, arrangement or contract in which such director is materially interested is not regulated by our Bylaws.  Conflicts of interest are regulated by Article 36 of the Rules and Regulations of the Board.  Under Article 36, a director is obliged to inform the board of any direct or indirect conflict of interest which may exist with the Bank.  If such a conflict relates to a particular transaction with the Bank, then the director (i) may not undertake the transaction without the board’s authorization (such authorization can only be granted following a report of the audit committee; and (ii) the director may not take part in the discussion or voting regarding the transaction to which the conflict relates. Related party transactions are regulated under Article 40 of the Rules and Regulations of the Board of Directors.

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

Our Bylaws provide that the members of the board of directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment. The compensation has two components: an annual retainer and attendance stipends. Executive directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to share value following a resolution adopted by the shareholders at the general shareholders’ meeting (conducted in accordance with our Bylaws and applicable Spanish legislation).

At the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution to amend, among others, article 40 of our Bylaws. Such amendment aimed to conform the text thereof to recommendation 12 of the Code of Good Governance of listed companies, stating that the board of directors will be guided by the corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the value of the company. In line with the above, article 5 of the Rules and Regulations of the Board has also been recently amended, expressly referring to sustainability and responsible business practices.

At the Bank’s annual general shareholder’s meeting held on March 23, 2018, our shareholders passed a resolution to amend, among others, sub-section 2 of article 58 of our Bylaws. Such amendment fixed the total annual amount of remuneration of the directors acting as such to €6 million, an amount that was applicable to remuneration corresponding to financial year 2018 and that shall remain effective until the shareholders acting at a general shareholders’ meeting resolve to amend it, with the board of directors being able to reduce it on the terms established in the applicable provisions of the Bylaws.

Board of Directors Qualification

There are no mandatory retirement provisions due to age for board members in our Bylaws or in the Rules and Regulations of our Board of Directors. These regulations contain provisions relating to the cessation of directorship for other reasons.

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

•

If the holder of ordinary shares or ADSs elects to sell the rights on the market, provided the transfer occurs after January 1, 2017, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place (please refer to “—Taxation of capital gains” below).

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

Spanish wealth tax

Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, this 100% tax rebate was temporarily abolished by different legislation with effect as of the 2011 fiscal year, and was expected to be restored from January 1, 2017, but Royal Decree-Law 3/2016 has delayed it again. Notwithstanding the above, the first €700,000 of net wealth owned by an individual will be exempt from taxation.

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

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	financial institutions;
•	insurance companies;
•	dealers and traders in securities that use a mark-to-market method of tax accounting;
•	persons holding ADSs or shares as part of a “straddle”, conversion transaction or integrated transaction;
•	persons whose “functional currency” is not the U.S. dollar;
•	persons liable for the alternative minimum tax;

•	tax exempt entities, “individual retirement accounts” and “Roth IRAs”;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons that own or are deemed to own 10% or more of our shares by vote or value;
•	persons that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	persons holding ADSs or shares in connection with a trade or business outside the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2017 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

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

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

We have divided this section into the following ten parts:

•	Cornerstones of the risk function
•	Credit risk;
•	Trading market and structural risk
•	Liquidity and funding risk
•	Operational risk
•	Compliance and conduct risk

•	Reputational risk
•	Model Risk
•	Strategic risk
•	Capital risk

Part 1. Cornerstones of the risk function

The risk management and control model deployed by the Group is based on the principles set down below, which are also aligned with the Group’s strategy and, in addition take into account the regulatory and supervisory requirements, as well as the best market practices:

•

An advanced and comprehensive risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of all risks.

•	Lines of defense that enable risk to be managed at source, controlled and monitored, in addition to an independent assessment.
•	A model predicated on autonomous subsidiaries with robust governance based on a clear committee structure that separates the risk management and control functions.
•	Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels.
•	A risk culture integrated throughout the organization, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.
•	All risks are managed by the units that generate them, using advanced models and tools.

1. Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.
•	Liquidity risk: risk that the Group does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost.
•	Structural risk: risk arising from the management of different balance sheet items, not only in the banking book but also in relation to insurance and pension activities.
•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.
•	Operational risk: defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.
•	Conduct risk: risk arising from practices, processes or behaviors which are not adequate or compliant with internal regulation, legal or supervisory requirements.

•

Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

•	Model risk: risk of loss arising from inaccurate predictions, causing the Bank to make suboptimal decisions, or from a model being used inappropriately.
•

Strategic risk: risk of loss or damage arising from strategic decisions or their poor implementation, that impact the long term interests of our key stakeholders, or from an inability to adapt to external developments.

2. Risk governance

For the proper development of the risk function, the Group has a strong governance policy in place to ensure that the risk decisions taken are appropriate and efficient and that they are effectively controlled within the established risk appetite framework.

The Group Chief Risk Officer (GCRO) oversees this function within the Group, advises and challenges the executive line and also reports independently to the risk, regulatory and compliance committee and to the board.

2.1. Lines of defense

Banco Santander’s management and control model is based on three lines of defense.

The business functions and all support functions that generate exposure to a risk make up the first line of defense. The role of these functions is to establish a management structure for the risks that are generated as part of their activity ensuring that these remain within the approved appetite risk and the established limits.

The second line of defense is composed by the risk control function, and the compliance and conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities performed by the first line of defense.

These functions are responsible for ensuring that the risks are managed in accordance with the risk appetite defined by senior management and to foster a strong risk culture across the whole organization. They must also provide guidance, advice and expert opinion in all key risk-related matters.

Internal audit as the third line of defense. As the last layer of control, regularly assesses policies, methods and procedures to ensure they are adequate and are being implemented effectively in the management and control of all risks.

The risk control, compliance and conduct and internal audit functions are sufficiently separated and independent from each other and regarding to other functions they control or supervise for the performance of their duties, and they have access to the board of directors and/or its committees through their maximum responsibles.

2.2. Risk committee structure

Ultimately, the board of directors is responsible for the risk control and management, and, in particular, for setting the risk appetite for Santander Group. It can also delegate its powers to committees classed as independent control bodies or decision-making bodies. The board uses the Risk supervision, Regulation and Compliance Committee as an independent risk control and oversight committee. The Group’s executive committee also pays special attention to the management of all risks.

The following bodies form the highest level of risk governance:

Independent control bodies

Risk, regulation and compliance oversight committee:

The purpose of this committee is to assist the board in matters of risk supervision and control, in the Group risk policies definition, in the relation with the supervisory authorities and in aspects of regulation and compliance, sustainability and corporate governance.

It is chaired by an independent director and is formed by external or non-executive directors, the majority of which are independent.

Risk control committee (CCR):

This collaborative body is responsible for the effective risk control, ensuring they are managed in accordance with the risk appetite level approved by the board, permanently adopting an all-inclusive overview of all the risks included in the general risk framework. This duty implies identifying and tracking both current and potential risks, and gauging their impact on the Group's risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of senior management members. The risk function, which chairs the committee, as well as the functions of compliance and conduct, financial accounting and control, and management control are represented, among others. The risk function officers (CROs) of local entities take part in the committee meetings on a regular basis to report on the risk profile of the entities and other aspects.

The risk control committee reports to the Risk supervision, Regulation and Compliance Committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (ERC):

This collaborative body is responsible for the management of all risks under the powers allocated to it by the board of directors.

The committee takes part in risk decisions at the highest level, ensuring that they are within the limits set out in the Group's risk appetite. It reports on its activity to the board or its committees whenever it is required to do so.

It is chaired by the CEO and comprises executive directors, and the entity’s senior management. The risk function, finance and compliance and conduct, among others, are represented. The GCRO has a right to veto the decisions taken by this committee.

2.3. The Group's relationship with subsidiaries regarding risk management

Alignment of units with the corporate center

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks. These frameworks are established by the Group's board of directors, and the local units adhere to them through their respective boards of directors, shaping the relationship between the subsidiaries and the Group, including the role played by the latter in taking important decisions by validating them.

Pursuant to these shared principles and basics, each unit adapts its risk management to its local reality, in accordance with corporate frameworks and reference documents provided by the Corporation, thus creating a recognizable and common risk management and control model in Santander Group.

Committee structure

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

3. Management processes and tools

3.1. Risk appetite and limits structure

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. For the latter, severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring consistency between both of them.

The risk appetite is set for the whole Group, as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management. The board is the maximum body responsible for setting the risk appetite and its regulation support, as well as supervising its compliance.
•

Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

•

Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment, as well as in the medium term, taking into account both the most plausible circumstances and the stress scenarios.

•

Alignment with strategic and business plans and management integration (3 year plan, annual budget, ICAAP, ILAAP crisis recovery plans). The risk appetite is a benchmark in strategic and business planning and is integrated.

•	Coherence in the risk appetite of the various units and common risk language throughout the Organization.
•	Regular review, continuous backtesting and best practices and regulatory requirements adaptation.

Limits, monitoring and control structure

The risk appetite is formulated every year and includes a series of metrics and limits on these metric (statements) which express in quantitative and qualitative terms the maximum risk exposure that each unit of the Group or the Group as a whole is willing to assume.

Fulfilling the risk appetite limits is continuously monitored. The specialized control functions report at least every quarter to the board and its risk committee on the risk profile adequacy with the authorized risk appetite.

Linkage of the risk appetite limits with the limits used to manage the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. These metrics and risk appetite limits are articulated in five large areas that define the positioning that Santander’s senior management wants to adopt or maintain in the development of its business model:

•	The volatility in the income statement that the Group is willing to accept.
•	The solvency position that the Group wants to maintain.
•	The minimum liquidity position that the Group wants to have.

•	The maximum levels of concentration that the Group considers reasonable to admit.
•	Non-financial and transversal risks.

3.2. Risk identification and assessment (RIA)

Santander Group carries out the identification and assessment of the different risks it is exposed to involving the different lines of defense to strengthen its advanced and proactive risk management practice, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and being also a risk culture transmission mechanism.

The function includes all the risk identification and assessment processes, as well as its integration within the Santander Group risk profile, its units and activities, thereby keeping the risk map up to date.

In addition to identifying and assessing the Group's risk profile by risk type and unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks that compose it:

•	Risk performance, enabling understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.
•	Assessment of the control environment, measuring the degree of implementation of the target operating model, pursuant to advanced standards.
•

Forward-looking analysis of the unit, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top Risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

In 2017, the function evolved along three main lines, ensuring the simplification and reinforcement of interaction among the communities of control and the completeness of the risk profile:

•	Update of the control environment standards based on industry performance, internal management models and regulatory requirements:
i.	Homogeneous conceptual architecture developed to enable consistent analysis and assessments, and to simplify data execution/exploitation, as well as the reporting to senior management.
ii.	Environment control assessments simplification.
iii.	Greater involvement of the different stakeholders of the communities of control, particularly local risk functions, corporate risk control functions and internal audit.
iv.	Prioritization of areas for improvement identified according to their materiality.
•	New technology platform to facilitate data use and process implementation:
i.	Manual processes automatization
ii.	Real time access to information in the different units and for all stakeholders.
iii.	Internal technology solution with improved data safety and enhanced user experience.
iv.	Information reporting module to design and produce ad hoc reports.
•	Wider scope by risk type and geography.

3.3. Scenario analysis

The Group conducts advanced management of risks by analyzing the impact that different scenarios could trigger in the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that affect management.

Scenario analysis is a very robust and useful tool for management at all levels. It enables the assessment of - Group’s resistance to stressed environments or scenarios, and puts into force a set of measures that reduce its risk profile to these scenarios. The objective is to maximize the stability of the income statement and capital and liquidity levels.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Developing and integrating mathematical models that estimate the future evolution of metrics (e.g. credit losses), based on both historic information (internal to the Bank and external from the market), as well as simulation models.

•	Inclusion of expert judgement and know-how of portfolios, questioning and backtesting the models results.
•	The backtesting of the models results against the observed data, ensuring that the results are adequate.
•	The governance of the whole process, covering the models, scenarios, assumptions and rationale of the results, and their impact on management.

From January 1, 2018, the processes, models and scenario analysis methodology will be included in the new regulatory provisions requirements (IFRS 9).

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the European regulator or by each of the various national regulators that supervise the Group.
•

Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.
•	Recurrent risk management in different processes/tests:
•

Budgetary and strategic planning process, in the generation of commercial policies for risk approval, in the global risk analysis made by senior management and in specific analyses of activities and portfolios.

•

Identification of potential risks (“Top Risks”). After a systematic process to identify and assess all the risks to which the Group is exposed, the “Top Risks” are selected and the Entity’s risk profile is established. Each “Top Risk” has an associated macroeconomic or idiosyncratic scenario. To assess the impact of these risks on the Group, internal scenario analysis and stress testing models and methodologies are employed.

•

Recovery plan performed annually to establish the available measures the Bank will have, in order to survive an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events that are relevant for the Entity.

3.4. Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years, Santander Group has developed and implemented the necessary structural and operating improvements to reinforce and consolidate enterprise-wide risk, based on complete, precise and regular data. This allows the Group's senior management to assess risk and act accordingly. In this sense, the strategic risk transformation plan is aligned with regulatory requirements, as evidenced in the review performed by the European supervisor with regard to compliance with the standards set forth in regulation BCBS 239.

In 2017, the Group has worked to consolidate the comprehensive data and information management model, and the implementation and renewal of technology systems, thereby enabling a balanced reporting taxonomy to be maintained that covers all the key risk areas within the Organization, in compliance with the Group’s size, risk profile and activity.

Therefore, three reports are submitted each month to senior management relating to risk management issues and the subsequent decision-making: the Group risks report, the risks report for each unit and the report on risk factors.

Part 2. Credit risk

1. Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

The Group’s risks function is organized on the basis of three types of customers:

•

The Individuals segment includes all physical persons, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

•

The SMEs, Commercial Banking and Institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and private sector non-profitable entities.

•

The Santander Global Corporate Banking (SGCB) segment consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business type, countries of operation, product types, volume of revenues it represents for the Bank, etc.).

The Group’s profile is mainly retail, accounting for 85% of total risk generated by the retail and commercial banking businesses.

2. Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers1 (millions of euros)			Non-performing rate (%)			Coverage rate (%)
	2017	2016	2015	2017	2016	2015	2017	2016
Continental Europe	337,768	331,706	321,395	4.50	5.92	7.27	58.0	60.0	64.2
Spain	172,176	172,974	173,032	4.72	5.41	6.53	45.9	48.3	48.1
Santander Consumer Finance	92,589	88,061	76,688	2.50	2.68	3.42	101.4	109.1	109.1
Portugal	32,816	30,540	31,922	5.71	8.81	7.46	59.1	63.7	99.0
Poland	24,391	21,902	20,951	4.57	5.42	6.30	68.2	61.0	64.0
UK	247,625	255,049	282,182	1.33	1.41	1.52	32.0	32.9	38.2
Latin America	165,683	173,150	151,302	4.50	4.81	4.96	84.6	87.3	79.0
Brasil	83,076	89,572	72,173	5.29	5.90	5.98	92.6	93.1	83.7
Mexico	28,939	29,682	32,463	2.69	2.76	3.38	97.5	103.8	90.6
Chile	40,406	40,864	35,213	4.96	5.05	5.62	58.2	59.1	53.9
Argentina	8,085	7,318	6,328	2.50	1.49	1.15	100.1	142.3	194.2
US	77,190	91,709	90,727	2.79	2.28	2.13	170.2	214.4	225.0
Puerto Rico	2,944	3,843	3,924	7.13	7.13	6.96	55.2	54.4	48.5
Santander Bank	44,237	54,040	54,089	1.21	1.33	1.16	102.2	99.6	114.5
SC USA	24,079	28,590	28,280	5.86	3.84	3.66	212.9	328.0	337.1
Total Group excluding Banco Popular	832,655	855,510	850,909	3.38	3.93	4.36	70.8	73.8	73.1
Banco Popular	88,313	—	—	10.75	—	—	48.7	—	—
Total Group	920,968	855,510	850,909	4.08	3.93	4.36	65.2	73.8	73.1

(1)	Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates: Continental Europe (41%), UK (30%), Latin America (20%) and the US (9%), with a suitable balance between mature and emerging markets.

Credit risk with customers fell by 3% in 2017, considering an unchanged perimeter, mainly due to the US, UK and Brazil (as a result of exchange rate effects). Growth in local currency was generalized across all units with the exception of the United States and Spain.

These levels of lending, together with lower non-performing loans (NPLs) of €28,104 million (-16% vs. 2016) reduced the Group’s NPL ratio to 3.38% (-55 basis points against 2016).

For coverage of these NPLs, the Group recorded provisions of €8,997 million (-5.5% vs. December 2016), after deducting write-off recoveries. This fall is materialized in a decrease in the cost of credit13 to 1.12% (6 basis points less than in the previous year).

Detail of the main geographical areas

3.1. United Kingdom

Credit risk with customers in the UK amounted to €247,625 million at the end of December 2017, accounting for 30% of the Group total.

Mortgage portfolio

It is worth highlighting the individuals mortgage portfolio because of its importance for Santander UK and all of the Group’s lending. This stood at €174,930 million at the end of 2017.

This portfolio consists of mortgages for the housing acquisition, granted to new, as well as existing customers and always constituting the first mortgage. There are no operations that entail second or successive liens on mortgaged properties.

Geographically, the credit exposures are predominantly concentrated in the south east area of the UK and, particularly, in the metropolitan area of London.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and in compliance with the prevailing legislation.

3.2. Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the real estate unit, which is discussed subsequently in more detail) amounted to €172,176 million (20.7% of the Group total), with an adequate level of diversification by both product and customer segment.

Growth in new production in the main portfolios for individuals and corporates continued in 2017, underpinned by the improved economic situation and the different strategies implemented by the Bank. Total credit risk was down 0.5% in year-on-year terms, mainly due to decreased funding extended to public administrations and the pace of repayments that exceeded growth in new production in the housing mortgages segment. All other individuals loans (consumer loans and credit cards) returned to growth tendency, and the commercial banking segment consolidated its tendency started in 2016.

The NPL ratio for the total portfolio was 4.72% 69 basis points less than in 2016. The fall in lending (which increased the NPL ratio by 3 basis points) was offset by the better NPL figure (which reduced the ratio by 72 basis points). This improvement was mainly due to gross NPL entries, which were 19% lower than in 2016, and to the normalization of several restructured positions and portfolio sales.

13 Cost of credit represents the provision for credit losses charged to earnings over the past 12 months divided by the average loans and advances to customers over the past 12 months.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at €64,588 million at 2017 year-end. Of this amount, 99.18 % was secured by mortgages.

	12/31/17
In millions of euros	Gross amount	Of which: Non-performing
Home purchase loans to families	64,588	2,594
Without mortgage guarantee	532	147
With mortgage guarantee	64,056	2,447

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.
•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.
•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.
•	Stable average debt-to-income ratio at around 28.2%.
•	79.8% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal)[14].

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

	12/31/17
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	14,430	17,434	19,232	7,899	5,061	64,056
Of which: Watchlist /Non-performing	224	354	591	504	774	2,447

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 70% in the case of second home mortgages.

Companies portfolio

Credit risk assumed directly with SMEs and Corporates (€96,726 million) is the main lending segment in Spain (56% of the total).

Most of the portfolio (95%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The non-performing loans ratio of this portfolio stood at 4.88% in 2017.

14 LTV amounts are calculated at inception and updated periodically, with no LTV updated more than three years prior to the balance sheet date.

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

In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12/31/17	12/31/16	12/31/15
Balance at beginning of year	5,515	7,388	9,349
Foreclosed assets	(27)	(28)	(62)
Banco Popular (Perimeter)	2,934	—	—
Reductions (1)	(1,620)	(1,415)	(1,481)
Written-off assets	(330)	(430)	(418)
Balance at end of year	6,472	5,515	7,388

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 29.96% (compared with 61.87% at December 2016) due to the increase in the proportion of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 38.73%.

	12/31/17
Millions of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognized by the Group's credit institutions (including land) (business in Spain)	6,472	1,513	1,131
Of which:Watchlist/ Non-performing	1,939	708	751
Memorandum items: Written-off assets	3,133

Memorandum items: Data from the public consolidated balance sheet	12/31/17
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	235,140
Total consolidated assets	1,444,305
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,289

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	12/31/17
1. Without mortgage guarantee	664
2. With mortgage guarantee	5,808
2.1 Completed buildings	3,684
2.1.1 Residential	1,726
2.1.2 Other	1,958
2.2 Buildings and other constructions under construction	995
2.2.1 Residential	562
2.2.2 Other	433
2.3 Land	1,129
2.3.1 Developed consolidated land	900
2.3.2 Other land	229
Total	6,472

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

Foreclosed properties

At December 31, 2017, the net balance of these assets amounted to €4,592 million (gross amount: €9,711 million; recognized allowance: €5,119 million, of which €2,776 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2017:

	12/31/17
Millions of euros	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	6,775	3,821	2,343	2,954
Of which:
Completed buildings	1,953	942	781	1,011
Residential	991	446	311	545
Other	962	496	470	466
Buildings under construction	406	151	51	255
Residential	405	151	51	254
Other	1	—	—	1
Land	4,416	2,728	1,511	1,688
Developed land	1,406	879	287	527
Other land	3,010	1,849	1,224	1,161
Property assets from home purchase mortgage loans to households	1,824	863	379	961
Other foreclosed property assets	1,112	435	54	677
Total property assets	9,711	5,119	2,776	4,592

Additionally, the property included in the sale agreement (See note 3b.ii) amount to a net book value of €5,944 million (gross amount amounts to €16,134 million).

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized.

The fair value of this type of assets is determined by the Group's directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realized with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros (*)
	2017	2016	2015
Gross additions	1.4	1.3	1.7
Disposals	(1.9)	(1.3)	(1.1)
Difference	(0.5)	—	0.6

(*)Without considering the Blackstone operation (See Note 3).

3.3. United States

Santander Holdings USA, Inc. (SHUSA), with a credit risk of €77,19015 million at the close of end of December (representing 9% of the total Group), is made up of the following business units:

•

Santander Bank, National Association: with total loans, including off-balance sheet exposure, of €44,237 million (57% of Santander US total). It focuses on retail and commercial banking, of which 38% is with individuals and approximately 62% with companies. One of the main strategic goals for this unit is to continue to roll out its transformation plan. This focuses on compliance with all regulatory programs, together with the development of the retail and commercial banking model towards a comprehensive solution for its customers.

Most of the lending of Santander Bank is secured - around 59% of the total - mainly through mortgages and lending to Commercial Banking. This explains its low NPL ratio and cost of credit. Lending has decreased by 16% over 2017, due to the sale of non-core assets in a bid to optimize its balance sheet and improve profitability, and due to the exchange rate effect.

•

Santander Consumer USA Holdings Inc. (SC USA): vehicles finance company, with lending of €24,079 million (31% of the total for the USA), with a vehicle leasing portfolio amounting to € 9,439 million. This activity is mainly based on its business relationship with the Fiat Chrysler Automobiles (FCA) group, which dates back to 2013. Through this agreement, SC USA became the preferred finance provider for Chrysler vehicles in the USA.

The risk indicators for SC USA are higher than those of the other US units, due to the nature of its business, which focuses on vehicle financing through loans and leasings. The credit profile of the unit's customers covers a wide spectrum as SC USA seeks to optimize the risk assumed and the associated returns. As a result, the cost of credit is higher than in other Group units, but this is offset by the returns generated.

•

Other USA businesses: Banco Santander Puerto Rico (BSPR) is a retail and commercial bank operating in Puerto Rico. Its lending stood at €2,944 million at December 2017, 4% of the total. Santander Investment Securities Inc. (SIS), the New York, is dedicated to wholesale banking, with total lending at the end of December 2017 of € 2,451 million (3% of total in the USA). Finally, Banco Santander International (BSI), the Miami, focuses mainly on private banking. Its lending portfolio stood at € 3,471 million at the close of December 2017 with 4% of the total in the USA.

3.4. Brazil

Credit risk in Brazil amounts to € 83,076 million, down 7% against 2016 and largely due to the depreciation of the Brazilian currency. Santander Brasil therefore accounts for 10% of all Santander Group lending.

In December 2017, growth in local currency was approximately 7.5%. This increase was more pronounced in retail segments with a more conservative risk profile, at the same time boosting customer relations and loyalty and business attracted through digital channels.

The NPL ratio stood at 5.29% at year-end 2017 (-61 basis points compared to the year-end of 2016). This fall was due to the preventive management of risks on the portfolio, in addition to the improved macroeconomic outlook and the implementation of certain structural reforms that were well received by the market.

The outlook is optimistic since the economy returned to growth, with GDP rising on the back of private consumption and exports. This is significant as it marks a trend change after several years of recession. Investment has also picked up, supported by the improved business confidence climate. Additionally, inflation is below the government’s target, which has allowed the Monetary Policy Committee to significantly reduce the country’s official interest rate (SELIC). The unemployment rate, while still high, has also shown improvement signs.

15 Includes €11 million of lending under the holding company.

4. Credit risk from other standpoints

4.1. Credit risk from financial market operations

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Operations are developed through money market financial products with different financial institutions and through counter-party risk products which serve the Group’s clients.

According to chapter six of the CRR (EU regulation 575/2013), the counterparty credit risk is the risk that the client in an operation could default before the definitive settlement of the cash flows of the operation. It includes the following types of operations: derivative instruments, operations with repurchase commitment, stock lending commodities, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: i. mark to market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add on) and ii. the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recovery.

After markets close, exposures are re-calculated by adjusting all operations to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any Group unit to be known at each moment.

4.2. Concentration risk

The concentration risk control is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors, products and groups of customers.

The board, via the risk appetite, determines the maximum levels of concentration. In line with the risk appetite, the Executive Risk Committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration of credit risk portfolios.

The Group is subject to the regulation on large risks contained in the fourth part of the CRR (EU regulations 575/2013), according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposure exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the impact of the reduction of credit risk contained in the regulation.

Regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 4.7% of outstanding credit risk with customers (lending plus balance sheet risks) at December 2017.

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitizations to optimize the risk-return relationship for the whole portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group's risk at December 31, 2017 is as follows:

	12/31/17 (*)
			Other EU		Rest of the
Millions of euros	Total	Spain	countries	America	world
Central banks and Credit institutions	243,319	56,369	95,749	81,566	9,635
Public sector	196,358	76,011	49,208	66,537	4,602
Of which:
Central government	166,926	62,707	37,416	62,244	4,559
Other central government	29,432	13,304	11,792	4,293	43
Other financial institutions (financial business activity)	81,392	16,250	39,440	19,393	6,309
Non-financial companies and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	377,314	128,818	113,384	124,118	10,994
Of which:
Construction and property development	30,451	8,179	5,003	17,077	192
Civil engineering construction	5,399	3,769	1,180	448	2
Large companies	206,250	54,517	65,606	76,691	9,436
SMEs and individual entrepreneurs	135,214	62,353	41,595	29,902	1,364
Households – other (broken down by purpose)	477,882	89,821	272,612	107,659	7,790
Of which:
Residential	309,068	63,355	207,575	37,539	599
Consumer loans	145,619	16,288	62,584	62,248	4,499
Other purposes	23,195	10,178	2,453	7,872	2,692
Total (*)	1,376,265	367,269	570,393	399,273	39,330

(*)For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3. Sovereign risk and exposure to other public sector entities

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the treasure risk issuer or similar entity (public debt portfolio) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

This criterion, historically used by the Group, differs in some respects from that requested by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include risk with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general (including regional and local bodies), not only the state sector.

Exposure to sovereign risk (according to the criteria applied in the Group) mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks, the establishment of deposits with liquidity excess and fixed-income portfolios held as part of the structural interest rate risk-management strategy for the balance sheet and treasury trading books. The vast majority of such exposure is in local currency and is funded on the basis of customer deposits captured locally, also in the local currency.

The detail at December 31, 2017, 2016 and 2015, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	12/31/17
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Financial assets designated at fair value through profit or loss (*)	Financial assets available-for-sale	Loans and receivables	Held-to maturity investments	Total net direct exposure
Spain	4,928	37,748	18,055	1,906	62,637
Portugal	53	5,220	3,541	3	8,817
Italy	1,479	4,613	16	—	6,108
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of Eurozone	(1,192)	497	81	—	(614)
United Kingdom	2	1,751	7,236	7,414	16,403
Poland	1,034	5,566	40	—	6,640
Rest of Europe	172	358	40	—	570
United States	2,548	2,616	765	—	5,929
Brazil	3,202	20,201	1,171	2,720	27,294
Mexico	1,780	5,152	2,586	—	9,518
Chile	428	2,985	312	—	3,725
Other American countries	147	424	940	—	1,511
Rest of the world	3,422	512	920	—	4,854
Total	18,003	87,643	35,703	12,043	153,392

(*)Includes short positions.

In addition, at December 31, 2017 the Group had net direct derivative exposures the fair value of which amounted to €1,681 million and net indirect derivative exposures the fair value of which amounted to €15 million.

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

(*) Includes short positions.

In addition, at December 31, 2016 the Group had net direct derivative exposures the fair value of which amounted to € 2,505 million and net indirect derivative exposures the fair value of which amounted to €2 million.

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

(*) Includes short positions.

In addition, at December 31, 2015 the Group had net direct derivative exposures the fair value of which amounted to €2,070 million and net indirect derivative exposures the fair value of which amounted to €25 million. Also, the Group did not have any exposure to held-to-maturity investments.

5. Credit risk cycle

Exclusively within the field of credit risk, the Credit Risk Control Committee is the collaborative body responsible for its oversight and control within Santander Group. The aim of the committee is to effectively control credit risk, ensuring and advising the Chief Risk Officer and the Risk Control Committee that credit risk is managed in accordance with the level of risk appetite approved by the board of directors.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning.

Each of these phases is associated with specific decision models established for decision-making in line with the business objectives and credit policies defined by the Group.

5.1. Planning

Identification

The identification of credit risk is a key component for the active management and an effective control of portfolios. The identification and classification of external and internal risk in each business allows corrective and mitigating measures to be adopted.

Strategic Commercial Plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The plans are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn up.

Planning allows business targets to be set and specific action plans to be established, within the risk appetite defined by the Entity, and these targets to be met by assigning the necessary means (models, resources, systems).

The comprehensive management of the SCP means that an up-to-date view of the credit quality of the portfolios is available at all times, credit risk can be measured, internal controls carried out, in addition to regular monitoring of the planned strategies, to anticipate deviations and identify significant changes in risk and their potential impact, along with the application of corrective measures.

SCPs are approved by each entity’s most senior Executive Risks Committee, and validated at corporate level in the executive risks committee or equivalent body at corporate level. The regular monitoring, established by the governance in place, is performed by the same bodies that approve and validate the plans.

Scenario analysis

Scenarios analysis of this report, credit risk scenario analysis enables senior management to better understand the portfolio's evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of the provisions made and the capital to stress scenarios.

Scenario analysis is applied to all of the Group's significant portfolios, usually over a three year horizon. The process involves the following main stages:

•	Definition of benchmark scenarios, both central and most likely scenarios (baseline), as well as economic scenarios that although less likely to occur can be more adverse (stress scenarios).
•	Determination of the value of risk parameters and metrics (probability of default, loss given default, etc.) for the scenarios defined.
•

Adaptation of the new projection methodology to the new regulatory requirements (IFRS 9), with an impact on the estimation of the expected loss associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (NPLs, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in the face of different scenarios and compared to previous years.
•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.
•	A series of controls and comparisons are run to ensure that the controls and backtesting are adequate, thus completing the process.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in gathering knowledge and in their decision making.

5.2 Risk analysis and credit rating process

Generally speaking, risk study consists of analyzing a customer’s capacity to meet their contractual commitments with the Bank and other creditors. This entails analyzing the customer’s credit quality on a short and medium term horizon, risk operations, solvency and expected return on the basis of the risk assumed.

With this objective, the Group uses customer credit decision models in all segments in which it operates: SGCB (Santander Global Corporate Banking: sovereign, financial institutions and corporate companies), Commercial Banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers. These models and drivers are monitored and controlled to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst's expert judgement. Used for the SGCB, Commercial Banking, institutions and SMEs (treated on an individual basis) segments.

•

Scoring: an automatic assessment system for credit applications. It automatically assigns an individual assessment of the customer for subsequent decision making. There are two types: approval or performance and it is used in the individuals and SMEs (treated on a standard basis) segments.

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The reviews are increased in the case of customers who reach certain levels previously determined in the automatic warning systems and who are classified as special watch.

5.3. Establishment of limits, pre-classifications and pre-approvals

This process establishes the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the executive risks committee (or committees delegated by it) and reflect the expected risk-return by the business.

Different models are used according to the segment:

•

A  pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a customer or group can assume, in terms of amount or maturity.

•	For Commercial Banking and institutions that meet certain requirements (high knowledge, rating, etc.) a more simplified pre-classification model is used.
•

For SMEs and individuals, in specific situations where a series of requirements are met, pre-approved operations are established for customers, or pre-approved operations for potential customers (campaigns and policies to encourage the use of limits).

5.4. Transaction decision-making

The sales phase is determined by the decision-making process which analyses and resolves operations Approval by the risk area is a prior requirement before contracting any risk operation. All decisions regarding risk must consider the risk appetite, limits and management policies defined in the planning stage, in addition to other factors relevant to the risk and profitability equilibrium.

According to the segment, decision-making follows different procedures:

•

For SGCB, and according to the prior limit-setting phase, two types of decision will be available: (1) automatic, provided there is capacity for the proposed transaction (in terms of amount, product, maturity and other conditions) within the limits set under the pre-classification framework, (2) approval from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

•	For Commercial Banking and institutions, approval is required from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

•

In terms of individual customers and SMEs with low turnover, large volumes of credit operations can be managed more easily with the use of automatic decision models for classifying the customer/transaction binomial.

Credit risk mitigation techniques

The Group applies various credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The different mitigation techniques can be grouped into the following categories:

Personal guarantees and credit derivatives

This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognized, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

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

Collateral

These are assets that are subject to compliance with the guaranteed obligation. They can be provided by the customer or by a third party. The real goods or rights used for the guarantee may be financial (cash, securities deposits, gold, etc.) or non-financial (property, other moveable property, etc.). Therefore, guarantees can be in the form of:

•	Pledges / financial assets: debt/equity instruments or other financial assets received as the guarantee.
•

A very important example of a real financial guarantee is the collateral, which is used for the purpose (as with the netting technique) of reducing counterparty risk. This is a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favor of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions of derivatives with risk existing between them. The operations subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

•

Real estate mortgages: real estate assets used in transactions with an ordinary or maximum mortgage guarantee. There are regular appraisal processes, based on real market values, for the different types of property, which meet the requirements established by local and Group regulators.

•	Other real guarantees: any other type of real guarantee.

As a general rule, the repayment capacity is the most important aspect in decisions on the acceptance of risks, although this is no impediment to seek the highest level of real or personal guarantees. In order to calculate the regulatory capital, only those guarantees that meet the minimum qualitative requirements set out in the Basel agreements are taken into consideration.

Implementation of the mitigation techniques follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

Netting by counterparty

The concept of netting is the possibility of determining a net balance between operations of the same type, under the umbrella of a framework agreement such as the ISDA or similar.

It consists of aggregating the positive and negative market values of derivative transactions that Santander has with a certain counterparty, so that in the event of default it owes (or Santander owes, if the netting off is negative) a single net figure and not a series of positive or negative values corresponding to each operation with the counterparty.

An important aspect of framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to net the risks of all operations covered by the contract with the same counterparty.

5.5. Monitoring / Anticipation

All customers must be monitored in an ongoing and holistic manner that enables the earliest detection possible of any incidents that may arise in relation to risk impacting the customer’s credit rating, so that specific measures (predefined or ad-hoc) can be implemented to correct any deviations that could have a negative impact for the entity. This responsibility is shared by the commercial and risk functions.

Monitoring is carried out by local and global risk teams, supplemented by internal audit. It is based on customer segmentation:

•

In the commercial banking, institutions and SMEs with individual treatment, the function consists of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analyzing indicators.

•

In the individual customers, businesses and SMEs with a low turnover segment monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Measurement and control

In addition to the monitoring customer credit quality, Santander establishes the control procedures needed to analyze portfolios and their performance, as well as possible deviations regarding planning or approved alert levels.

The function is developed through an integrated and holistic vision of credit risk, establishing as the main elements the control by countries, business areas, management models, products, etc., facilitating early detection of specific attention points, as well as preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of credit risk with regard to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

5.7. Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is carried out by the recovery area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the various countries, always taking into account the local particularities that the recovery activity requires (economic environment, business model or a mixture of both).

Recovery activity has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and unpaid debt conditions.

The recovery areas are business areas that directly manage customers for which the corporate model has a business focus, where sustained value creation is based on effective and efficient collection management The new digital channels are becoming increasingly important in recovery management, and new forms of customer relations are developing.

The diverse features of Santander’s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalized management focuses on customers who, because of their profile, require a specific manager and more individualized management.

Recovery management is divided into four phases: irregularity or early non-payment; recovery of non-performing loans; recovery of write-offs; and management of foreclosed assets.

The management scope for the recovery function includes management of non-productive assets (NPAs), corresponding to the forbearance portfolios, NPLs, written-off loans and foreclosed assets, where the Bank may use mechanisms to rapidly reduce these assets, such as disposals of loan portfolios or foreclosed assets.

The Bank employs specific policies for recovery management that include the principles of the different recovery strategies, while ensuring the required rating and provisions are maintained. Therefore, the Group is constantly seeking alternative solutions to legal channels for collecting debt.

In countries with a high exposure to real estate risk, very efficient sales management instruments have been put in place that enable capital to be recovered by the Bank, reducing the stock on the balance sheet.

Forborne loan portfolio

The Group has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the subsidiaries that form part of the Group. These share the general principles established by the Bank of Spain and the European Banking Authority.

This policy defines forbearance as the modification of the payment conditions of a transaction that allow a customer, who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations, on the basis that if this modification were not made it would be reasonably certain that they would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer's actual situation and losses must be recognized as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policies define the classification criteria for the forbearance transactions in order to ensure that the risks are suitably recognized, bearing in mind that they must remain classified as doubtful or watch-list performing for a prudential period of time to attain reasonable certainty that repayment capacity can be recovered.

The forbearance portfolio stood at €47,705 million at the end of December.

In terms of credit quality, 42% of the forbearance portfolio is classified as non-performing loans, with average coverage of 58% (24% of the total portfolio).

Regarding its evolution, and considering a constant perimeter, the Group’s forbearance exposure has decreased by 19.8%, in line with the trend marked in prior years.

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

CURRENT REFINANCING AND RESTRUCTURING BALANCES

	12-31-2017
	Total							Of which: Non-performing/Doubtful
							Impairment							Impairment
	Without real guarantee (a)		With real guarantee				of accumulated	Without real guarantee		With real guarantee				of accumulated
					Maximum amount of the		value or					Maximum amount of the		value or
					actual collateral that can		accumulated					Actual collateral that can		accumulated
					be considered.		losses in fair					be considered.		losses in fair
Amounts in millions of euros, except number of operations that are in units.	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees	value due to credit risk	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees	value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	55	89	21	22	11	5	2	22	8	13	7	7	—	2
Other financial institutions and: individual shareholder	248	45	120	60	40	10	25	79	2	59	22	8	7	13
Non-financial institutions and individual shareholder	259,792	9,631	45,746	13,663	9,255	1,075	7,106	109,973	5,522	21,265	7,839	5,531	414	6,233
Of which: Financing for constructions and property development	1,259	236	2,861	2,612	2,125	30	1,111	803	130	2,099	1,718	1,363	24	847
Other warehouses	1,919,831	4,568	878,272	19,627	9,480	3,896	4,408	755,948	1,819	126,086	4,824	3,234	428	2,864
Total	2,179,926	14,333	924,159	33,372	18,786	4,986	11,541	866,022	7,351	147,423	12,692	8,780	849	9,112
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	2,921	1,255	4,110	4,893	2,140	69	3,497	2,895	1,253	4,000	4,853	2,102	69	3,496

The transactions presented in the foregoing tables were classified at December 31, 2017 by nature, as follows:

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

a.	A period of a year must have expired from the refinancing or restructuring date.
b.

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalized.

c.	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2017 in the forborne loan portfolio:

Millions of euros	2017
Beginning balance	37,365
Refinancing and restructuring of the period	12,675
Memorandum item: Impact recorded in the income statement for the period	2,406
Debt repayment	(9,107)
Foreclosure	(950)
Derecognized from the consolidated balance sheet	(5,334)
Others variations (*)	1,515
Balance at end of year	36,164

(*)Included €7,020 million refinancing loans from Grupo Banco Popular Acquisition.

58% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (50% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 24% of the total forborne loan portfolio and 45% of the non-performing portfolio).

Part 3. Trading market and structural risk

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

B.    Trading market risks

1.     Quantitative analysis

Grupo Santander’s trading risk profile remained relatively low in 2017, in line with previous years, due to the fact that the Group's activity has traditionally been focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factor.

1.1.  Value at Risk (VaR) analysis18

In 2017, the Group maintained its strategy of concentrating its trading activity on customer business, minimizing where possible exposures to directional risk in net terms. This is reflected in the Value at Risk (VaR) of the SGCB trading book, which, despite the volatility in Brazil in May in terms of interest rates and exchange rates owing to the political turmoil, rose slightly above its average path over the last three years, ending 2017 at €10.2 million, close to the minimum level of the year19.

EVOLUTION OF VaR 2015-2017 (Excl. Popular)

Million euros. VaR at a 99% confidence interval over a one day horizon.

VaR during 2017 fluctuated between €9.7 million and €63.2 million. The most significant changes were related to variations in exchange rate and interest rate exposure and also market volatility.

18 Excluding Popular. Trading portfolios of Popular represents less than 1% of the equivalent market risk of Santander Group with very low activity and complexity.

19 Regarding trading activity in financial markets by SGCB (Santander Global Corporate Banking). As well as the trading activity of SGCB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €9.9 million.

The average VaR in 2017 was €21.5 million, slightly higher than in the two previous years (€18.3 million in 2016 and €15.6 million in 2015).

The chart below shows the distribution of risk in VaR terms from 2015 to 2017. The accumulation of days with levels of between €13 million and €31 million (95.2%) is shown. Values of higher than €31 million (3.6%) largely occur in periods affected by temporary spikes in volatility, mainly in the Brazilian real against the dollar and also in the Brazilian interest rates.

VaR RISK HISTOGRAM

VaR at 99% over a one day horizon. Number of days (%) in each range.

Risk by factor

The following table displays the average and latest VaR values at 99% by risk factor over the last three years, and the lowest and highest values in 2017 and the Expected Shortfall (ES) at 97.5% at the close of 2017:

VaR AND EXPECTED SHORTFALL STATISTICS BY RISK FACTOR 20, 21,

Million euros. VaR at 99% and ES at 97.5%, with a time frame of one day

	2017					2016		2015
					ES
	VaR (99%)				(97.5%)	VaR		VaR
	Minimum	Average	Maximum	Latest	Latest	Average	Latest	Average	Latest
Total trading
Total	9.7	21.5	63.2	10.2	11.5	18.3	17.9	15.6	13.6
Diversification effect	(2.1)	(8.0)	(39.9)	(7.6)	(7.9)	(10.3)	(9.6)	(11.1)	(5.8)
Interest rate	7.7	16.2	70.4	7.9	10.0	15.5	17.9	14.9	12.7
Equities	1.0	3.0	5.9	1.9	2.1	1.9	1.4	1.9	1.1
Exchange rate	2.1	6.6	15.7	3.3	2.8	6.9	4.8	4.5	2.6
Credit spread	2.3	3.6	5.1	4.6	4.6	4.2	3.3	5.2	2.9
Commodities	0.0	0.0	0.1	0.0	0.0	0.1	0.1	0.2	0.1

Europe
Total	4.8	7.0	12.0	6.4	6.9	9.0	9.4	11.6	11.1
Diversification effect	(3.2)	(6.1)	(11.1)	(6.0)	(5.6)	(9.1)	(7.6)	(8.3)	(5.6)
Interest rate	4.3	6.1	11.5	5.7	5.7	8.2	9.1	10.6	10.9
Equities	0.3	1.1	2.9	0.5	0.6	1.6	1.5	1.4	1.0
Exchange rate	0.3	2.1	5.7	1.4	1.5	4.1	3.0	3.3	1.9
Credit spread	2.4	3.7	5.7	4.7	4.7	4.1	3.4	4.4	2.8
Commodities	0.0	0.0	0.1	0.0	0.0	0.1	0.1	0.2	0.1

Latin America
Total	7.7	20.1	72.8	8.4	9.2	13.7	13.5	10.6	9.7
Diversification effect	1.6	(3.7)	(34.9)	(4.1)	(4.3)	(3.6)	(2.7)	(4.8)	(4.4)
Interest rate	7.2	15.1	82.3	7.5	8.7	11.4	13.0	10.7	9.3
Equities	0.5	3.3	6.5	1.9	2.2	1.4	0.8	1.5	0.5
Exchange rate	1.5	5.5	14.7	3.1	2.6	4.5	2.4	3.2	4.3

USA and Asia
Total	1.2	2.1	3.7	1.2	1.5	1.3	2.7	0.9	0.9
Diversification effect	0.5	(0.6)	(1.7)	(0.4)	(0.2)	(0.5)	(0.6)	(0.5)	(0.4)
Interest rate	1.2	2.0	2.9	1.2	1.4	1.3	2.7	0.8	0.8
Equities	0.0	0.2	1.4	0.0	0.0	0.1	0.0	0.1	0.0
Exchange rate	0.1	0.5	1.3	0.4	0.2	0.4	0.5	0.4	0.4

Global activities
Total	0.1	0.4	0.7	0.2	0.2	0.6	0.5	1.6	0.4
Diversification effect	(0.0)	(0.1)	(0.2)	(0.1)	(0.0)	(0.1)	(0.1)	(0.6)	(0.2)
Interest rate	0.0	0.1	0.3	0.0	0.0	0.1	0.1	0.5	0.1
Credit spread	0.1	0.4	0.6	0.2	0.2	0.5	0.5	1.6	0.4
Exchange rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

At the end of 2017, VaR decreased by €7.7 million regarding yearend 2016, increasing average VaR by €3.2 million. By risk factor, average VaR increased in interest rate and equity risk, but fell in exchange rate, credit spread and commodities. By geographies, there was a slight increase in Latin America and the United States/Asia, although it fell in the other geographies.

20 The VaR of global activities includes operations that are not assigned to any particular country.

21 In Latin America, United States and Asia, the VaR levels of the credit spread and commodity factors are not shown separately because of their scant or zero materiality.

The evolution of VaR by risk factor has, in general, been stable over the last few years. The temporary rises in VaR for various factors are explained more by temporary increases in the volatility of market prices than by significant changes in positions.

VaR BY RISK FACTOR EVOLUTION

Million euros, VaR at 99% with a time frame of one day (15 day moving average)

Lastly, the table below compares the VaR figures with stressed VaR figures22 for the trading activity of the two portfolios with the highest average VaR in 2017.

STRESSED VaR vs VaR IN 2017: MAIN PORTFOLIOS

Million euros. Stressed VaR and VaR at 99% with one-day time horizon.

		2017				2016
		Min	Average	Max	Latest	Average	Latest
Spain	VaR (99%)	2.3	3.9	5.6	5.3	5.7	4.7
	Stressed VaR (99%)	12.8	17.6	25.0	17.9	14.9	14.3
Brazil	VaR (99%)	6.2	18.6	72.7	6.3	12.0	10.6
	Stressed VaR (99%)	9.0	31.1	66.7	11.7	22.2	23.0

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

22 Description in section 2.

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

In 2017, for the total portfolio, there were two exceptions for Value at Earnings (VaE) at 99% (day on which daily profit was higher than VaE). The first, on 23 May, explained by the major shifts in the exchange rates of the euros and U.S. dollars against the Brazilian reais and the interest rate curves for Brazil, as a result of political events in the country, and the second on 28 December due to a general markets movement favorable to the portfolio positions.

There was also an exception to VaR at 99% (day on which the daily loss was higher than the VaR) on 18 May, for the same reason as the exception to VaE of the same month.

The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

BACKTESTING OF TRADING PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK (Million euros)

1.3.  Distribution of risks and management results23

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2017 was 88.4% compared with a contribution of 43.8% in economic results. Europe, with 10.6% of global risk, contributed 50.5% of results. In relation to prior years, there was a gradual homogenization in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

23 Results in terms similar to Gross Margin (excluding operating costs, the financial would be the only cost).

BINOMIAL VaR-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual cumulative management result (million euros); percentage of annual totals.

Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2017. The average VaR remained relatively stable in the first half, as did results, albeit with they displayed higher volatility in the second half of the year owing to market instability.

TEMPORARY DISTRIBUTION OF RISK AND RESULTS IN 2017: PERCENTAGES OF ANNUAL TOTALS

VaR (at 99%, with a time frame of one day) and annual cumulative management result (million euros); percentage of annual totals.

The following frequency histogram shows the distribution of daily economic results on the basis of their size between 2015 and 2017. It shows that on over 94.5% of days on which the markets were open, daily returns24 were in a range of between -€10 and €+10 million.

24 Yields “clean” of fees and results of intraday derivative operations.

DAILY RESULTS (MTM) 2015-2017 FREQUENCY HISTOGRAM

Daily management result “clean” of fees and intraday operations (million euros). Number of days (%) in each range.

 1.4.      Risk management of derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, Santander UK and Mexico.

The chart below shows the VaR Vega25 performance of structured derivatives business over the last three years. It fluctuated at around an average of €4 million. In general, the periods with higher VaR levels related to episodes of significant rises in volatility in the markets.

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

2017, excluding certain occasions, was less volatile than the two previous years, which means less risk and, hence a lower VaR Vega.

25 Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

EVOLUTION OF RISK (VaR) OF THE DERIVATIVES BUSINESS

Million euros. VaR Vega at 99%, with a time frame of one day

Regarding the VaR by risk factor, on average, the exposure was concentrated, in this order: equities, interest rates, exchange rates and commodities. This is shown in the table below:

FINANCIAL DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

	2017				2016		2015
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	1.4	2.3	3.7	2.5	4.0	2.5	6.8	7.0
Diversification effect	(0.6)	(1.5)	(3.1)	(0.6)	(2.4)	(2.3)	(2.3)	(1.7)
VaR interest rate	0.6	1.3	2.5	0.7	3.6	2.6	6.5	7.3
VaR equities	0.9	1.5	2.2	1.4	1.7	1.3	1.5	0.8
VaR exchange rate	0.4	0.9	2.4	1.0	1.1	0.9	1.1	0.6
VaR commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0

Exposure by business unit was mainly concentrated in Spain, Brazil, Santander UK and Mexico (in that order).

FINANCIAL DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

	2017				2016		2015
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	1.4	2.3	3.7	2.5	4.0	2.5	6.8	7.0
Spain	1.0	1.9	3.0	1.7	3.6	2.3	6.6	6.9
Santander UK	0.5	0.6	0.8	0.6	1.3	0.9	0.9	0.9
Brazil	0.4	0.8	3.1	0.9	0.8	0.7	0.7	0.4
Mexico	0.2	0.5	1.2	0.7	0.4	0.2	0.8	0.3

The average risk in 2017 (€2.3 million) is lower compared to 2016 and 2015, for the reasons explained above.

Grupo Santander continues to have a very limited exposure to complex structured instruments or vehicles, showing that it maintains a culture in which prudence in risk management is particularly important. At the end of 2017, the Group had:

•

Hedge funds: the total exposure is not significant (€32.6 million at close of December 2017) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies (monolines) as of December 2017 was €27.3 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitization transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

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

The accompanying table shows the major positions at year-end in Spain, distinguishing between long (purchases of bonds and sales of CDS protection) and short (sales of bonds and purchases of CDS protection) positions:

Million euros. Data at year-end 2017

	Top ‘long’ positions (sales of protection)		Top ‘short’ positions (purchase of protection)
	Exposure at default (EAD)	% of total EAD	Exposure at default (EAD)	% of total EAD
1st reference	129	2.9%	(166)	2.8%
2nd reference	89	2.0%	(25)	0.4%
3rd reference	68	1.5%	(16)	0.3%
4th reference	64	1.4%	(14)	0.2%
5th reference	60	1.3%	(9)	0.2%
Sub total top 5	410	9.1%	(230)	3.9%
Total	4,462	100%	(5,863)	100%

Note: zero recoveries are supposed (LCR=0) in the EAD calculation

1.6.  Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2017 (minimum monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

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

At year-end, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets, stock market falls, depreciation of all currencies against the euro, and increased credit spreads and volatility. The results for this scenario at the close of 2017 are shown in the following table.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Million euros. Data at year-end 2017

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(32.5)	(8.7)	(5.3)	(18.7)	0.0	(65.2)
Europe	(10.3)	(3.3)	(1.9)	(18.2)	0.0	(33.7)
Latin America	(21.0)	(5.4)	(3.0)	0.0	0.0	(29.4)
US	(0.1)	0.0	(0.3)	0.0	0.0	(0.4)
Global activities	(0.1)	0.0	0.0	(0.5)	0.0	(0.6)
Asia	(1.0)	0.0	(0.1)	0.0	0.0	(1.1)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result, would be €65.2 million, if the stress movements defined in the scenario materialized in the market. This loss would be concentrated in Europe (in the following order: credit spread, interest rate, equities and exchange rate) and in Latin America (in the following order: interest rates, equities and exchange rate).

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

EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and updated last year to the 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

Reverse stress tests analysis, which are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements which could cause that situation are identified.

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

STRESS TEST RESULTS: COMPARISON OF THE 2015 TO 2017 SCENARIOS (ANNUAL AVERAGES)

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

Moreover, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. Unlike VaR, ES has the advantage of better capturing the tail risk and of being a sub-additive metric26.

The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. Equal weights are applied to all observations when calculating ES.

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

26 According to the financial literature, subaddivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so.

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

•	Loss given default: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.
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

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for the effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis globally and for each unit at desk level, as well as with an exhaustive control of changes to portfolios, so as to identify any incidents that might need immediate correction, and thus comply with the Volcker Rule.

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

C.   Structural balance sheet risks

1.    Quantitative analysis27

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2017, in line with previous years.

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

At the end of 2017, net interest income risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the British pound yield curve, at €246 million, the euros, at €219 million, the U.S. dollars, at €190 million and the Polish zloty, at €55 million, all relating to risks of rate cuts.

27 Includes the total balance sheet with the exception of trading portfolios. Excluding Popular with the exception in the VaR metric.

NET INTEREST INCOME (NII) SENSITIVITY28

% of the total

Other: Portugal and SCF.

At the same date, the most relevant risk in economic value of equity, measured as its sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the euro interest rate curve, at €4,902 million, followed by the U.S. dollar at €626 million, the British pound at €431 million and the Polish zloty at €72 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY29

% of the total

Other: Poland, Portugal and SCF.

The tables below set out the interest-rate risk of the balance sheets of the parent bank and Santander UK by maturity, at the end of 2017.

PARENT BANK: INTEREST RATE REPRICING GAP30

Million euros.

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	377,668	107,820	71,307	25,701	16,939	33,876	122,026
Liabilities	430,024	108,696	49,425	60,258	47,721	72,469	91,455
Off balance sheet	52,355	51,431	734	4,605	321	(4,735)	0
Net gap	0	50,555	22,615	(29,952)	(30,461)	(43,329)	30,571

28 Sensitivity for the worst scenario between +100 and -100 basis points.

29 Sensitivity for the worst scenario between +100 and -100 basis points.

30 Aggregate gap of all currencies on the balance sheet of the Parent bank, in euros.

SANTANDER UK: INTEREST RATE REPRICING GAP31

Million euros.

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	324,613	151,018	39,066	66,785	21,128	18,318	28,297
Liabilities	327,639	200,826	20,291	28,727	20,002	29,841	27,953
Off balance sheet	3,027	(11,703)	(3,409)	4,919	6,353	6,867	0
Net gap	0	(61,511)	15,366	42,977	7,479	(4,655)	344

In general, the gaps by maturities are kept at reasonable levels in relation to the size of the balance sheet.

Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In 2017, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in three countries: Brazil (€95 million), Chile (€39 million) and Mexico (€36 million), as shown in the chart below:

NET INTEREST INCOME (NII) SENSITIVITY32

% of the total

Other: Argentina, Peru and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was also concentrated in Brazil (€521 million), Chile (€179 million) and Mexico (€91 million).

31 Aggregate gap of all currencies on the balance sheet of the Santander UK unit, in euros.

32 Sensitivity for the worst scenario between +100 and -100 basis points.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY33

% of the total

Other: Argentina, Peru and Uruguay.

The table below shows the interest-rate risk maturity structure of the Brazil balance sheet at the end of 2017.

BRAZIL: INTEREST RATE REPRICING GAP34

Million euros.

	Total	3 months	1 year	3 years	5 years	>5 years	Not sensitive
Assets	172,337	52,940	20,807	17,673	8,180	14,355	58,382
Liabilities	172,337	77,555	6,722	7,973	3,757	8,457	67,873
Off balance sheet	0	5,689	(268)	(4,231)	598	(1,367)	(421)
Net gap	0	(18,926)	13,818	5,469	5,021	4,531	(9,912)

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

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk over the last three years:

Balance sheet structural interest rate risk (VaR)

Million euros. VaR at a 99% confidence interval over a one day horizon.

	2017
	Minimum	Average	Maximum	Latest
Structural interest rate VaR*	280.9	373.9	459.6	459.6
Diversification effect	(198.6)	(230.3)	(256.5)	(169.1)
Europe and USA	362.6	433.6	517.8	511.8
Latin America	116.9	170.6	198.4	116.9

* Includes credit spread VaR on ALCO portfolios.

33 Sensitivity for the worst scenario between +100 and -100 basis points.

34 Aggregate gap of all currencies on the balance sheet of the Brazil unit, in euros.

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

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged €373.9 million in 2017. It is important to note the high level of diversification between the Europe and United States balance sheets and those of Latin America.

1.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates35. In 2017, hedging levels of the core capital ratio for exchange rate risk were maintained at approximately 100%.

At the end of 2017, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian reais, UK pounds sterling, U.S. dollars, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

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

The equity portfolio available for the banking book at the end of 2017 was diversified in securities in various countries, mainly Spain, China, USA, Morocco and the Netherlands. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example the public administrations or the professional, scientific and technical activities.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the close of 2017, the VaR at 99% with a one day time frame was €261.6 million (€323 and €208.1 million at the end of 2016 and 2015, respectively).

35 In early 2015, the criteria for coverage of the core capital ratio was changed from phase-in to fully loaded.

1.4. Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking (the VaR for this activity was described previously), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

Million euros. VaR at a 99% confidence interval over a one day horizon.

	2017				2016		2015
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	754.9	878.0	991.6	815.7	869.3	922.1	698.5	710.2
Diversification effect	(258.9)	(337.3)	(407.5)	(376.8)	(323.4)	(316.6)	(509.3)	(419.2)
VaR interest rate*	280.9	373.9	459.6	459.6	340.6	327.2	350.0	264.2
VaR exchange rate	471.2	546.9	621.1	471.2	603.4	588.5	634.7	657.1
VaR equities	261.6	294.5	318.4	261.6	248.7	323.0	223.2	208.1

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

b) Cash pooling: define those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

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

The Group is working on implementing the guidelines published by the Basel Committee in its review of the treatment of Interest Rate Risk in the Banking Book (IRRBB), published in April 2016, applicable in 2018.

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

Part 4. Liquidity and funding risk

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

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•

A solid organizational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework. This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimizing the impact of their costs on the income statement, both in normal and stressed conditions. The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite defines maximum tolerance levels for key risk factors using internal and regulatory metrics in both normal and stressed market conditions, which establish the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure

•	a solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products.

•	the use of liquidity buffers and limited use of balance sheet assets.
•	complying with both regulatory metrics and other metrics included in each entity’s risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored.

The Group develops the ILAAP, or internal liquidity adequacy process, an internal self-assessment process of the adequacy of liquidity which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as input for the SREP (Supervisory Review and Evaluation Process). The ILAAP shares the stress scenarios described above, with the Santander Group recording sound liquidity ratios in all of these.

Funding strategy and evolution of liquidity in 2017

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

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits due to its retail focused balance sheet. Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 92% of net loans as of December 2017, moreover, these deposits are a highly stable due to the fact that they mainly arise from retail client activity.  This represents an increase with respect to the 2016 figure of 87%. The liquidity evolution over the year can explain the majority of this change.

•

Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component. Medium and long term wholesale funding accounts for 18% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

2.2. Evolution of liquidity in 2017

At the end of 2017, in comparison with 2016, the Group reported:

•

A stable ratio of credits over net assets (total assets minus trading derivatives and inter-bank balances) of 75%, similar to the level in recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 109%, within a very comfortable range (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus medium and long-term funding to lending was held at 115% in the year.

•	Reduced recourse to short-term wholesale funding. The ratio was around 2%, in line with previous years.

•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources - deposits, medium and long-term funding and capital - over structural liquidity needs - fixed assets and loans) rose in 2017, to an average of €156,927 million, unchanged on the end of the previous year.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

LCR (Liquidity Coverage Ratio)

The regulatory requirement for this ratio in 2017 was set at 80%. As of January 1, 2018 the minimum increases to 100%. As a result, the Group, both at a consolidated and subsidiary level, has increased its risk appetite from 100% in 2017 to 105% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2017, the Group’s LCR ratio stood at 133%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio.

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in the second half of 2018. The NSFR regulatory requirements will only become binding two years after its inclusion into European Law.

However, the Group has defined a management limit of 100% at the consolidated level and for almost all of its subsidiaries.

With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funds. Taken together, this enables Santander to maintain a balanced liquidity structure, reflected in NSFR ratios greater than 100%, both at Group and individual levels as at end December 2017.

In particular, the NSFR of the parent bank was 105%, the UK 121%, Brazil 109% and the United States 110%.

In short, the liquidity models and management of the Group and its main subsidiaries have enabled them to meet both regulatory metrics well ahead of schedule.

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

The reported Group information as required by the EBA at 2017 year-end is as follows:

On-balance-sheet encumbered assets

Thousands of millions of euros	Carrying amount of encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	224.9	803.9
Equity instruments	16.3	10.8
Debt securities	89.8	109.6
Other assets	18.6	170.5
Total assets	349.6	1,094.7

Encumbrance of collateral received

housands of millions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	86.7	27.2
Loans and advances	—	-
Equity instruments	3.2	5.5
Debt securities	81.6	21.7
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	3.6

Encumbered assets and collateral received and matching liabilities

Thousands of millions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	330.7	436.3

On-balance-sheet encumbered assets amounted to €349.6 billion, of which 64% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to €86.7 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €436.3 billion of encumbered assets, which give rise to €330.7 billion of matching liabilities.

As at June 2017, total asset encumbrance in funding operations represented 28.0% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: €1,558 billion as of June 2017). The increase in this ration compared to the values reported in 2016 are due to the acquisition of Banco Popular in June 2017, whose balance sheet was more encumbered than the rest of Grupo Santander.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

45 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 13 % of the expanded balance sheet under EBA standards.

The other 55 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Part 5. Operational risk

Santander Group defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, people or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

This chapter refers to operational risks in general (these are also referred to as non-financial risks in Santander). Particular aspects of some risk factors are set out in more detail in specific sections (e.g. section C.4. Compliance and conduct risk).

The Group’s target in the area of OR management and control is to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analyzing exposure to OR helps to establish priorities in managing this risk. During 2017, the Group has sought further improvement in its management model through a number of different initiatives designed by the Risks division. One of these initiatives is to continue the AORM (Advanced Operational Risk Management) transformation project. This program is designed to enhance operational risk management capacities through an advanced risk measurement approach, helping to reduce future exposure and losses impacting the income statement.

The various phases of the operational risk management and control model are the following:

•	Identify the inherent risk in all the Group’s activities, products, processes and systems.

•	Define the target profile for the risk, specifying the strategies by unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof.

•	Measure and assess operational risk objectively, continuously and consistently with regulatory and sector standards.

•	Continuously monitor operational risk exposure, and implement control procedures and improve the internal control environment.

•	Establish mitigation measures that eliminate or minimize the risk.

•	Develop regular reports on operational risk exposure and its level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

•	The following are needed for each of the aforementioned processes:

•	Define and implement systems that enable operational risk exposure to be monitored and controlled, taking advantage of existing technology and achieving the maximum automation of applications.

•	Define and document policies for managing and controlling operational risk, and implement management tools for this risk in accordance with regulations and best practices.

•	Define common tools, taxonomies and metrics for the entire Organization.

Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools have been defined by the Group to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of the area or unit through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of potential losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

Implementation of the model and initiatives

Almost all the Group’s units are now incorporated into the model with a high degree of homogeneity.

The Group completed its transformation to an advanced operational risk management (AORM) approach in 2017. The program has a twofold objective: on one hand, to consolidate the current operational risk model, and, on the other, to adopt the best market practices and to use monitoring of an integrated and consolidated operational risk profile to direct the business strategy and tactical decisions in a proactive way.

Operational risk information system

The Group’s corporate information system, called Heracles, supports operational risk management tools, providing information for reporting functions and needs at both local/corporate levels. The objective of Heracles is to improve decision making for OR management throughout the Organization.

This objective will be achieved by ensuring that those responsible for risks in every part of the Organization have a comprehensive vision of the risk, and the supporting information they need, when they need it. This comprehensive and timely vision of risk is facilitated by the integration of various programs, such as assessment or risks and controls, scenarios, events and metrics, using a common taxonomy and methodological standards. This integration provides a more accurate risk profile and significantly improves efficiency by cutting out redundant and duplicated effort.

Cyber-security and data security plans:

Throughout 2017, Santander continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.

A new organizational structure has been specified and Group governance for management and control of this risk has been reinforced. Specific committees have been set up and cyber-security metrics have been included in the Group's risk appetite. These metrics have been monitored and reported in the geographies and at global level.

The Group’s intelligence and analysis function has also been reinforced, by contracting Bank threat monitoring services. In addition, progress is being made in mitigation activities related to the identification and access management in all geographies, with the backing of senior management.

Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors.

Mitigation measures

The Group uses the model to monitor the mitigation measures for the main risk which have been identified through the internal OR management tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) and other external information sources (external events and industry reports).

Active mitigation management became even more important in 2017, with the participation of the first line of defense and the operational risk control function, through which specialist business and support functions exercise additional control. Furthermore, the Group continued to move forward with pre-emptive implementation of operational risk management and control policies and procedures.

Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of the Bank's entities continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimize the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.
•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.
•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.
•	Protect the public image of, and confidence in, the Santander Group.
•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2017, the Group continued to advance in implementing and continuously improving its business continuity management system. The Bank has reviewed the methods and approaches to reinforce governance of the review and approval of continuity strategies and plans, to ensure that this process is implemented at the appropriate level within the organization, to comply with new regulatory requirements and to cover emerging risks (such as cyber-risk).

Part 6. Compliance and conduct risk

Scope, aim, definitions and objective

The compliance and conduct function fosters the adherence of Santander Group to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

Compliance and Conduct has cemented the progress made in the two previous years. In 2017, the function has taken a leap forward at the corporate level and in the various units of the Group, as part of the strategic compliance program now underway.

Under the current corporate configuration of the three lines of defense at Santander Group, Compliance and Conduct is an independent second-line control function under the CEO, reporting directly and regularly to the board of directors and its committees, through the GCCO (Group Chief Compliance Officer). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

The risk are defined as:

•	Conduct and compliance risk: risk arising from practices, processes or behaviors that are inappropriate or in breach of internal regulations, the law or the supervisor's requirements.
•

Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

The Group’s objective is to minimize the probability that irregularities occur and that any irregularities that should occur are identified, assessed, reported and quickly resolved.

Other control functions (risks and audit) also take part in controlling these risks.

Compliance risk control and supervision

The first lines of defense have the primary responsibility for managing compliance and conduct risks, jointly with the business units, that directly originate such risks, and the compliance and conduct function. This is performed either directly or through assigning compliance and conduct activities or tasks.

The function is also responsible for setting up, fostering and ensuring that units begin to use the standardized frameworks, policies and standards applied throughout the Group. For this purpose, in 2017 a standard regulatory tree has been developed throughout the Group, as well as a process for its monitoring and systematic control.

The GCCO is responsible for reporting to Santander Group’s governance and management bodies, and must also advise and inform, as well as promote the development of the function. This is independently of the Risks function's other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

In 2017, the Bank has reinforced and evolved the new compliance and conduct model, especially at the Group's units. The Corporation has put in place the necessary components to ensure ongoing control and oversight by creating robust governance schemes, and systems for reporting and interacting with units in accordance with the parent/subsidiaries governance model operated by the Group.

Furthermore, Internal Audit - as part of the third line of defense functions - performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

In 2017, the Bank has reviewed, updated and streamlined corporate frameworks for the compliance and conduct function. These are first-level documents that regulate the function, with which the management bodies of the various units must comply.

•	General compliance framework.

•	Products and services marketing and consumer protection framework.
•	Anti-money laundering and anti-terrorist financing framework.

The General Code of Conduct enshrines the ethical principles and rules of conduct that govern the actions of all Santander Group’s employees. It is supplemented in certain matters by the rules found in other codes and their internal rules and regulations.

In addition, the General Code of Conduct sets out:

•	Compliance functions and responsibilities.
•	The rules governing the consequences of non-compliance with it.
•	A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

The Compliance and Conduct function, under the supervision of the Risk supervision, Regulation and Compliance Committee (RSRCC), is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the board is the owner of the Code and the corporate frameworks that implement it.

A highlight of 2017 was the development of a reputational risk model that captures the key elements for managing risk in this area. The model is being gradually implemented in the units.

This model identifies the main sources of reputational risk, establishing a preventive approach for its correct management, determines the functions involved in the management and control of this risk and its governance bodies.

Governance and the organizational model

In accordance with the mandate entrusted by the board to the Compliance and Conduct function, in 2017, great strides were made in the strategic compliance program. In the two previous years, the scope and objectives of the model were defined, and the initiative was implemented at the corporate level. In 2017, it was implemented at the Group's various units, so that by the end of 2018 the Bank will have achieved compliance and conduct function in line with the highest standards of the finance industry.

Governance

The following corporate committees - each of which has a corresponding local replica - are collaborative compliance and conduct governance bodies:

The Regulatory Compliance Committee is the collaborative body for regulatory compliance matters. It has the following key functions:

(i)	Controlling and overseeing regulatory compliance risk in the Group, as a second line of defense;
(ii)	Specifying the regulatory compliance risk control model throughout the Santander Group, based on common regulations applicable to several countries where the Group operates.
(iii)	Deciding on significant regulatory compliance issues that might pose a risk to the Group.
(iv)	Fixing the correct interpretation of the General Code of Conduct and specialized codes, and making proposals for improvement.

In 2017, the Regulatory Compliance Committee held four meetings.

The Corporate Commercialization Committee is the collaborative governance body for the approval of products and services. It has the following key functions:

Validating new products or services proposed by the parent company or by any subsidiary/Group unit, prior to their launch.

(i)

Establishing the commercialization risk control model in the Group, including risk assessment indicators, and proposing the commercialization and consumer protection risk appetite to the Compliance Committee.

(ii)

Establishing interpretation criteria and approving the reference models to develop the corporate product and service marketing and consumer protection framework, and its rules, and to validate the local adaptations of those models.

(iii)

Assessing and deciding which significant marketing questions might pose a potential risk for the Group, depending on the authorities granted or the powers required to be exercised under legal obligations.

The Corporate Commercialization Committee met 12 times in 2017 and presented a total of 148 proposals of new products/services and models or other reference documents regarding commercialization, having validated all of them except one.

The Monitoring and Consumer Protection Committee is the Group’s collaborative governance body for the monitoring of products and services, and the assessment of customer protection issues in all Group units. It has the following key functions:

(i)

Monitoring the marketing of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

(ii)	Monitoring the common claim measurement and reporting methodology, based on root-cause analysis, and the quality and sufficiency of the information obtained.
(iii)	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection within the Group.
(iv)	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in commercialization and consumer protection in a transversal way across the Group.

The Monitoring and Consumer Protection Committee met 23 times in 2017.

The Anti-money Laundering/ Anti-terrorism Financing Committee is the collaborative body in this field. It has the following key functions:

(i)	Controlling and overseeing the risk of anti-money laundering and anti-terrorism financing (AML/ATF) in the Group, as second line of defense
(ii)	Defining the AML/ATF risk control model in Santander Group.
(iii)	Creating reference models for the development of the AML/ATF frameworks and their regulations.
(iv)	Monitor projects for improvement and transformation plans for AML/ATF and, where appropriate, set in motion supporting or corrective measures.

During 2017, this committee met four times.

The Reputational Risk Steering Committee. This governance body was created in September 2016 to safeguard proper implementation of the reputational risk model.

The committee is chaired by the Group Chief Compliance Officer, whose main functions are:

•	Supporting implementation of the corporate reputational risk model.
•	Evaluating sources of reputational risk, and their criticality.
•	Defining action plans to prevent reputational risk.
•	Analyzing reputational risk events.

•	Specifying processes for escalation and reporting to senior management in matters of reputational risk.

The committee met four times in 2017.

The Corporate Compliance and Conduct Committee is the high-level collaborative body of the Compliance and Conduct function, bringing together the objectives of the committee's referred to above.

Its main functions are as follows:

(i)	Monitoring and assessing compliance and conduct risk which could impact Santander Group, as the second line of defense.
(ii)	Proposing updates and modifications to the general compliance framework and corporate function frameworks for ultimate approval by the board of directors.
(iii)	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.
(iv)	Setting up and assessing corrective measures when risks of this kind are detected in the Group, either due to weaknesses in established management and control, or due to new risks appearing.
(v)	Monitoring new regulations which appear or those modified, and establishing their scope of application in the Group, and, if applicable, the adaptation or mitigation measures necessary.

The Corporate Compliance and Conduct Committee met nine times in 2017.

Regulatory compliance

Functions

The following functions are in place for adequate control and supervision of regulatory compliance risks:

•	Implement the Group's General Code of Conduct and other codes and rules developing the same. Advise on resolving doubts that arise from such implementation.
•	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.
•

Direct and coordinate investigations into non-compliance, being able to request support from Internal Audit and proposing the sanctions that might be applicable in each case to the Irregularities Committee.

•

Control and oversee compliance risk relating to: (i) employee-related events (Corporate Defense); (ii) regulations affecting the organization (General Data Protection Regulation – GDPR – and Foreign Account Tax Compliance Act –FATCA); (iii) compliance with specific regulations on international markets (Volcker Rule, EMIR, Dodd-Frank); (iv) publication of relevant Santander Group information; and (v) implementation of policies and rules to prevent market abuse.

•	Report significant Group information to the Comisión Nacional del Mercado de Valores, Spain's securities market regulator, and the regulators of other exchanges on which Santander is listed.
•	Oversee mandatory training activities on regulatory compliance.

Product governance and consumer protection

The products and consumer protection governance function defines the key elements needed for adequate management and control of commercialization and consumer protection risks, which are defined as risks arising from inadequate practices in customer relations, customer treatment, the products offered to customers and their suitability for each specific customer.

Anti-money laundering and anti-terrorism financing

One of Santander Group's strategic objectives is to maintain an advanced and efficient anti-money laundering and anti-terrorism financing systems, constantly adapted to international regulations, with the capacity to confront the development of new techniques by criminal organizations.

Part 7. Reputational risk

In 2017, the Group made significant progress implementing the corporate reputational risk model, which is now embedded in the Corporation.

The specific characteristics of reputational risk are a vast number of sources that requires a unique approach and control model, separate from other risks. The reputational risk management requires for a global interaction with both first and second lines of defense functions and with management functions in relation to the stakeholders in order to ensure a consolidated supervision of the risk, efficiently supported on the current control frameworks. The aim is for reputational risk to be integrated into both business and support activities, and internal processes, thus allowing the risk control and oversight functions to integrate them in their activities.

The reputational risk model is accordingly based on a prominently preventive approach to risk management and control, and also on effective processes for identification and early warning management of events, and subsequent monitoring of events and detected risks.

Part 8. Model risk

The Santander Group has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular.

A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and observed assumptions. By simplifying in this way, the Group can focus attention on the specific aspects which are considered to be most important to apply a certain model.

Use of models entails model risk, defined as the risk of loss arising from inaccurate predictions that prompt the Bank to take sub-optimal decisions, or misuse of a model.

According to this definition, the sources of Model Risk are as follows:

•	the model itself, due to the utilization of incorrect or incomplete data, or due to the modelling method used and its implementation in systems,
•	improper use of the model.

The materialization of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Group's reputation.

Santander Group has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk, within the Risk Division.

Model risk management and control functions are performed in the Corporation and in each of the Group's core entities. These functions are guided by the model risk management model, with principles, responsibilities and processes that are common across the Group. The model addresses organization, governance, model management and model validation, among other matters.

Part 9. Strategic risk

For Santander, strategic risk counts with a strategic risk control and management model which is used as a reference for Group subsidiaries. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

Strategic risk is the risk of loss or harm arising from strategic decisions or poor implementation of decisions affecting the long-term interests of the Group’s main stakeholders, or inability to adapt to changes in the environment.

The entity’s business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank's objectives and over time.

Part 10. Capital risk

Santander Group defines capital risk as the risk that the Entity does not have sufficient capital, in quantitative or qualitative terms, to fulfil its internal business objectives, regulatory requirements, or market expectations.

The capital risk function, in its capacity as second line of defense, controls and oversees the activities of the first line of defense chiefly by means of the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).
•	Ongoing supervision of the Group's capital measurement activities, including single operations with capital impact.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

In late 2017, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2018, at the consolidated level, Grupo Santander has to maintain a minimum capital ratio of 8.655% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.875% for the capital conservation buffer, 0.75% as a Global Systemically Important Entity and 0.03% as a Counter-cyclical buffer). Grupo Santander must also maintain a minimum Tier 1 phase-in capital ratio of 1.5%, and minimum total phase-in capital of 12.155%.

1. Regulatory capital

In 2017, the solvency target set was achieved. Santander's CET1 fully loaded ratio stood at 10.84% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital (Millions of Euros)

	2017	2016
Subscribed capital	8,068	7,291
Share Premium account	51,053	44,912
Reserves	52,577	49,244
Treasury shares	(22)	(7)
Attributable profit	6,619	6,204
Approved dividend	(2,029)	(1,667)
Shareholders’ equity on public balance sheet	116,265	105,978
Valuation Adjustments	(21,777)	(15,039)
Non- controlling interests	12,344	11,761
Total Equity on public balance sheet	106,833	102,699
Goodwill and intangible assets	(28,537)	(28,405)
Eligible preference shares and preferred securities	7,635	6,469
Accrued dividend	(968)	(802)
Other adjustments (*)	(7,679)	(6,253)
Tier I (Phase-in)	77,283	73,709

(*)Fundamentally for non-computable non-controlling interests and deductions and prudential filters in compliance with CRR

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2017	2016
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	74,173	73,709
Level 1 additional eligible capital (millions of euros)	3,110	—
Level 2 eligible capital (millions of euros)	13,422	12,628
Risk-weighted assets (millions of euros)	605,064	588,088
Level 1 ordinary capital coefficient (CET 1)	12.26%	12.53%
Level 1 additional capital coefficient (AT1)	0.51%	—
Level 1 capital coefficient (TIER1)	12.77%	12.53%
Level 2 capital coefficient (TIER 2)	2.22%	2.15%
Total capital coefficient	14.99%	14.68%

Eligible capital (Millions of Euros)

	2017	2016
Eligible capital
Common Equity Tier I	74,173	73,709
Capital	8,068	7,291
(-) Treasure shares and own shares financed	(22)	(10)
Share Premium	51,053	44,912
Reserves	52,241	49,234
Other retained earnings	(22,363)	(14,924)
Minority interests	7,991	8,018
Profit net of dividends	3,621	3,735
Deductions	(26,416)	(24,548)
Goodwill and intangible assets	(22,829)	(21,585)
Others	(3,586)	(2,963)
Additional Tier I	3,110	—
Eligible InstrumentsAT1	8,498	6,469
T1- excesses-subsidiaries	347	351
Residual value of dividends	(5,707)	(6,820)
Others	(27)	—
Tier II	13,422	12,628
Eligible Instruments T2	9,901	9,039
Gen. Funds and surplus loans loss prov. IRB	3,823	3,493
T2-excesses- subsidiaries	(275)	96
Others	(27)	—
Total eligible capital	90,706	86,337

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

The Group currently has supervisory authorization to use advanced approaches for calculating the regulatory capital requirements for credit risk of the parent bank and its main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile,

Scandinavia (Sweden, Finland, and Norway), France and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. During 2017, the Portugal IFIC portfolios were authorized, and we a awaiting completion of the supervisory validation process for the Chile institutions and sovereigns, Santander Consumer Germany mortgages and most of its revolving products and PSA UK retail, dealers and fleets.

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. In February 2016, the European Central Bank authorized the use of the alternative standard approach to calculate capital requirements at consolidated level in Banco Santander Brasil.

As for the other risks expressly considered in Basel Pillar I, in market risk this year the Group received permission to use its internal model in the treasury trading activity in the UK, in addition to those already authorized in Spain, Chile, Portugal and Mexico.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of January 17, 2015, which was aimed at harmonizing calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

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

The European Commission’s proposals to modify CRR and CRD IV on November 23, 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Millions of Euros	12-31-2017	12-31-2016
Leverage
Level 1 Capital	77,283	73,709
Exposure	1,463,090	1,364,889
Leverage Ratio	5.28%	5.40%

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

In 2017, the Depositary made direct payments and reimbursements to us in the gross amount of US$ 5,958,528.18 for expenses related to investor relations with no withholding for tax purposes in the U.S.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Not Applicable

B. Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Not Applicable

Item 15.  Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2017, Santander, under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, Santander’s chief executive officer, chief financial officer and chief accounting officer concluded that Santander’s disclosure controls and procedures are effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Santander’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Management’s Report on Internal Control over Financial Reporting

The management of Santander, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, the Bank’s principal executive and principal financial officers and effected by the Bank’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For Santander, generally accepted accounting principles refer to the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2017, its internal control over financial reporting was effective based on those criteria.

As permitted by the relevant rules and regulations, Banco Santander, S.A.’s management excluded Banco Popular and its subsidiaries from the scope of the internal control over financial reporting assessment, as it began to control the Banco Popular group on June 7, 2017 (see Item 4.A Information on the Company – History and Development of the Company). Total assets, interest income / (charges) and profit attributable to the parent subject to Banco Popular internal control over financial reporting represented 9%, 3% and -1%, of Santander Group’s consolidated total assets, interest income / (charges) and profit attributable to the parent as of and for the year ended December 31, 2017, respectively.

PricewaterhouseCoopers Auditores, S.L. which has audited the consolidated financial statements of the Group for the year ended December 31, 2017, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page F-2.

(c) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The audit committee has four members, all of whom are non-executive independent directors (as defined by Article 6.2c) of the Rules and Regulations of the Board). All members of the audit committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board in Article 17.2, provide that the Board shall appoint the members of the audit committee, taking into account their knowledge, aptitude and experience in the areas of finance, accounting, auditing, internal control, information technology, business or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the company´s sector of activity. Currently, the chairman of the audit committee is Belén Romana. The standards for director independence by Spanish law may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE for U.S. issuers. Our board of directors has determined that Belén Romana is a “Financial Expert”, as such term is defined in accordance with Section 407 of the Sarbanes-Oxley Act, given her training and expertise in accounting, auditing and risk management.

Item 16B. Code of Ethics

We have adopted a code of ethics (the “General Code of Conduct”) that applies to members of the board and to all employees of Santander, notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. This Code catalogues the ethical principles and rules of conduct by which all activities of Grupo Santander employees must be governed, and therefore comprises the central component of the Group’s Compliance function.

In 2012, a new General Code of Conduct was published. The current Code primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

On November 28, 2017, the board of directors approved amendments to the General Code of Conduct, which were mainly related to the Group’s current structure and the internal rules and regulations to which the Code refers.

The current General Code of Conduct set an open door policy by which any Grupo Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations may report such act directly to compliance management.

This Code is available on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”.

Item 16C. Principal Accountant Fees and Services

Amounts paid to the Group’s principal auditor (PwC in 2017 and 2016 and Deloitte in 2015), for statutory audit and other services were as follows:

	2017	2016	2015
	(in millions of euros)

Audit Fees	76.2	73.7	49.6
Audit Related Fees	13.4	7.2	46.9
Tax Fees	1.3	0.9	9.1
All Other Fees	3.1	3.6	12.6
	94.0	85.4	118.2

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

During 2017, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.

All services provided by the Group’s principal auditing firm in 2017 detailed in the table above were approved by the audit committee.

The Audit fees heading includes auditing fees for the Banco Santander, individual and consolidated annual accounts, as the case may be, of the companies forming part of the Group, the integrated audit prepared for the annual report filling in the Form 20-F required by the SEC for those entities currently required to do so, the internal control audit for those required entities, the audit of the consolidated financial statements as of June 30 and limited quarterly consolidated reviews for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, securitization.

In addition, the Group commissioned services from audit firms other than PwC amounting to €115.6 million in 2017 (2016: €127.9 million to other auditing firms other than PwC; 2015: €117.4 million to other auditing firms other than Deloitte).

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2017:

			(c) Total number of shares (or	(d) Maximum number (or
	(a) Total number of	(b) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2017	purchased	unit) in euros	programs	under the plans or programs
January	12,736,446	4.97	―	―
February	13,064,737	5.13	―	―
March	48,870,947	5.64	―	―
April	31,243,628	4.51	―	―
May	27,800,927	5.92	―	―
June	10,225,022	5.90	―	―
July	32,105,458	5.74	―	―
August	13,004,832	5.62	―	―
September	21,330,962	5.57	―	―
October	8,674,329	5.66	―	―
November	2,988,257	5.40	―	―
December	16,983,414	5.65	―	―
Total	239,028,959

*The number of shares purchased included securities lending and short positions.

During 2017, all purchases and sales of equity securities were made in open-market transactions.

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

Under Spanish law, section 529.duodecies of the Capital Companies Law, passed by RDL 1/2010 (July 2, 2010) sets out the requirements to be considered as independent director in a listed company but does not set the number of independent directors. There is a non-binding recommendation that the number of independent directors represent at least half of the total size of the Board. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall aim that the number of independent directors represent at least half of all directors. The board of directors of Santander has nine independent directors (out of fifteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board, in accordance with section 529 duodecies of the Capital Companies Law. We have not determined whether the directors on the Santander board would be considered independent under the NYSE rules except in the case of the members of our audit committee where we have determined that all of them meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. In accordance with section 529.duodecies of the Capital Companies Law, Article 6.2.c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:

“External or non-executive directors who have been appointed based on their personal or professional status and who perform duties not conditioned by relationships with the Company, or its Group or with the significant shareholders or management thereof shall be considered independent directors.

In no event may directors be classified as independent directors if they:

i)	Have been employees or executive directors of companies within the Group, except after the passage of 3 or 5 years, respectively, since the end of such relationship.
ii)	Receive from the Company or from another Group company any amount or benefit other than as director remuneration, unless it is immaterial for the director.

For purposes of the provisions of this subsection, neither dividends nor pension supplements that a director receives by reason of the director’s prior professional or employment relationship shall be taken into account, provided that such supplements are unconditional and therefore, the company paying them may not discretionarily suspend, modify or revoke the accrual thereof without breaching its obligations.

iii)	Are, or have been during the preceding 3 years, a partner of the external auditor or the party responsible for auditing the Company or any other Group company during such period.
iv)	Are executive directors or senior officers of another company in which an executive director or senior officer of the Company is an external director.
v)

Maintain, or have maintained during the last year, a significant business relationship with the Company or with any Group company, whether in their own name or as a significant shareholder, director or senior officer of an entity that maintains or has maintained such relationship.

Business relationships shall be considered the relationship of a provider of goods or services, including financial services,  and that of an adviser or consultant.

vi)	Are significant shareholders, executive directors or senior officers of an entity that receives, or has received during the preceding 3 years, donations from the Company or the Group.

Those who are merely members of the board of a foundation that receives donations shall not be considered included in this item.

vii)	Are spouses, persons connected by a similar relationship of affection, or relatives to the second degree of an executive director or senior officer of the Company.
viii)	Have not been proposed, whether for appointment or for renewal, by the appointments committee.
ix)	Have been directors for a continuous period that exceeds 12 years.
x)

Are, as regards a significant shareholder or shareholder represented on the board, in one of the circumstances set forth in items (i), (v), (vi) or (vii) of this subsection 2(c). In the event of a kinship relationship as set forth in item (vii), the limitation shall apply not only with respect to the shareholder, but also with respect to the proprietary directors thereof in the affiliated company.

Proprietary directors who lose such status as a result of the sale of its shareholding by the shareholder they represent may only be re-elected as independent directors if the shareholder they have represented until then has sold all its shares in the company.

A director who owns an equity interest in the Company may have the status of independent director provided that the director meets all the conditions set out in this paragraph 2 (c) and, in addition, the shareholding thereof is not significant.”.

The independence standards set forth in the Rules and Regulations of the Board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.

Independence of the directors on the appointments committee and remuneration committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The appointments committee and the remuneration committee of the Bank’s board of directors are composed of five external directors (three are independent and two in the opinion of the board are neither proprietary nor independent), and the risk supervision, regulation and compliance committee is composed of six external directors (four are independent and two in the opinion of the board are neither proprietary nor independent) and the chairman of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments committee and the remuneration committee is described under the caption “Audit Committee, Appointments Committee, Remuneration Committee and Risk Supervision, Regulation and Compliance Committee” below.

During the fiscal year 2017, none of the members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee.

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

The audit committee met 12 times during 2017. The appointments committee met 11 times during 2017. The remuneration committee met 11 times during 2017. The risk supervision, regulation and compliance committee met 12 times during 2017.

Code of ethics

Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a General Code of Conduct that applies to members of the board and to all employees of Santander, notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. On July 28, 2003, the board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The code came into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.

In 2012, a new General Code of Conduct was published. It primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group. It has been updated in 2017.

On November 28, 2017, the board of directors approved amendments to the General Code of Conduct, which were mainly related to the Group’s current structure and the internal rules and regulations to which the Code refers.

The current General Code of Conduct set an open door policy by which any Grupo Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations may report such act directly to compliance management.

As of December 31, 2017, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, we abide by a Code of Conduct in the Securities Markets, which was adopted on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information. Recently, the Code was updated in order to include the new requirements under the Market Abuse Directive (MAD), which entered into force on July 3, 2016. Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits

(b) List of Exhibits.

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
7.1	Ratios of earnings to fixed charges
8.1	List of Subsidiaries (incorporated by reference as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
15.2	Consent of Deloitte, S.L.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

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

Date: March 28, 2018

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statements, statements of recognized income and expense, statements of changes in total equity and statements of cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Banco Popular Español, S.A. and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in a purchase business combination during 2017.  We have also excluded Banco Popular Español, S.A. and its subsidiaries from our audit of internal control over financial reporting.  Banco Popular Español, S.A. and its subsidiaries are wholly-owned subsidiaries whose total assets, interest income / (charges) and profit attributable to the parent excluded from management’s assessment and our audit of internal control over financial reporting represent 9%, 3% and (1)%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

Madrid, Spain

March 28, 2018

We have served as the Company’s auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheet of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2015, and the related consolidated income statement, statement of recognized income and expense, changes in total equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015, and the results of its operations, its changes in equity, and its cash flows for the year ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

/s/ DELOITTE, S.L.

Madrid, Spain

April 20, 2016 (March 31, 2017 as to the effects of the change in the Bank’s accounting policy on cash and cash equivalents and the retrospective adjustment of the consolidated statements of cash flows for the year ended December 31, 2015 discussed in Note 1.d)

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

ASSETS	Note	2017	2016	2015
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		110,995	76,454	77,751

FINANCIAL ASSETS HELD FOR TRADING		125,458	148,187	146,346
Derivatives	9	57,243	72,043	76,724
Equity instruments	8	21,353	14,497	18,225
Debt instruments	7	36,351	48,922	43,964
Loans and advances		10,511	12,725	7,433
Central banks	6	—	—	—
Credit institutions	6	1,696	3,221	1,352
Customers	10	8,815	9,504	6,081
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		50,891	38,145	34,026

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		34,782	31,609	45,043
Equity instruments	8	933	546	630
Debt instruments	7	3,485	3,398	3,717
Loans and advances		30,364	27,665	40,696
Central banks	6	—	—	—
Credit institutions	6	9,889	10,069	26,403
Customers	10	20,475	17,596	14,293
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		5,766	2,025	—

FINANCIAL ASSETS AVAILABLE-FOR-SALE		133,271	116,774	122,036
Equity instruments	8	4,790	5,487	4,849
Debt instruments	7	128,481	111,287	117,187
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		43,079	23,980	26,742

LOANS AND RECEIVABLES		903,013	840,004	836,156
Debt instruments	7	17,543	13,237	10,907
Loans and advances		885,470	826,767	825,249
Central banks	6	26,278	27,973	17,337
Credit institutions	6	39,567	35,424	37,438
Customers	10	819,625	763,370	770,474
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		8,147	7,994	1,697

INVESTMENTS HELD-TO-MATURITY	7	13,491	14,468	4,355
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,996	2,489	—

HEDGING DERIVATIVES	11	8,537	10,377	7,727

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,287	1,481	1,379

INVESTMENTS	13	6,184	4,836	3,251
Joint ventures entities		1,987	1,594	1,592
Associated companies		4,197	3,242	1,659

REINSURANCE ASSETS	15	341	331	331

TANGIBLE ASSETS		22,974	23,286	25,320
Property, plant and equipment:	16	20,650	20,770	19,335
For own use		8,279	7,860	7,949
Leased out under an operating lease		12,371	12,910	11,386
Investment property:	16	2,324	2,516	5,985
Of which leased out under an operating lease		1,332	1,567	4,777
Memorandum items: acquired in financial lease		96	115	195

INTANGIBLE ASSETS		28,683	29,421	29,430
Goodwill	17	25,769	26,724	26,960
Other intangible assets	18	2,914	2,697	2,470

TAX ASSETS		30,243	27,678	27,814
Current tax assets		7,033	6,414	5,769
Deferred tax assets	27	23,210	21,264	22,045

OTHER ASSETS		9,766	8,447	7,675
Insurance contracts linked to pensions	14	239	269	299
Inventories		1,964	1,116	1,013
Other	19	7,563	7,062	6,363

NON-CURRENT ASSETS HELD FOR SALE	12	15,280	5,772	5,646
TOTAL ASSETS		1,444,305	1,339,125	1,340,260

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2017.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

LIABILITIES AND EQUITY	Note	2017	2016	2015
FINANCIAL LIABILITIES HELD FOR TRADING		107,624	108,765	105,218
Derivatives	9	57,892	74,369	76,414
Short positions	9	20,979	23,005	17,362
Deposits		28,753	11,391	11,442
Central banks	20	282	1,351	2,178
Credit institutions	20	292	44	77
Customers	21	28,179	9,996	9,187
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		59,616	40,263	54,768
Deposits		55,971	37,472	51,394
Central banks	20	8,860	9,112	16,486
Credit institutions	20	18,166	5,015	8,551
Customers	21	28,945	23,345	26,357
Marketable debt securities	22	3,056	2,791	3,373
Other financial liabilities	24	589	—	1
Memorandum items: subordinated liabilities	23	—	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST		1,126,069	1,044,240	1,039,343
Deposits		883,320	791,646	795,679
Central banks	20	71,414	44,112	38,872
Credit institutions	20	91,300	89,764	109,209
Customers	21	720,606	657,770	647,598
Marketable debt securities	22	214,910	226,078	222,787
Other financial liabilities	24	27,839	26,516	20,877
Memorandum items: subordinated liabilities	23	21,510	19,902	21,153

HEDGING DERIVATIVES	11	8,044	8,156	8,937

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	330	448	174

LIABILITIES UNDER INSURANCE CONTRACTS	15	1,117	652	627

PROVISIONS	25	14,489	14,459	14,494
Provision for pensions and other employment defined benefit obligations		6,345	6,576	6,356
Provisions for other long term employee benefits		1,686	1,712	1,916
Provisions for taxes and other legal contingencies		3,181	2,994	2,577
Provisions for commitments and guarantees given		617	459	618
Other provisions		2,660	2,718	3,027

TAX LIABILITIES		7,592	8,373	7,725
Current tax liabilities		2,755	2,679	2,160
Deferred tax liabilities	27	4,837	5,694	5,565

OTHER LIABILITIES	26	12,591	11,070	10,221

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,337,472	1,236,426	1,241,507

SHAREHOLDERS’ EQUITY	30	116,265	105,977	102,402

CAPITAL	31	8,068	7,291	7,217
Called up paid capital		8,068	7,291	7,217
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	51,053	44,912	45,001
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		525	—	—
Equity component of compound financial instruments		—	—	—
Other equity instruments		525	—	—
OTHER EQUITY	34	216	240	214
ACCUMULATED RETAINED EARNINGS	33	53,437	49,953	46,429
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(1,602)	(949)	(669)
Reserves or accumulated losses in joint ventures investments		724	466	291
Others		(2,326)	(1,415)	(960)
(-) OWN SHARES	34	(22)	(7)	(210)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		6,619	6,204	5,966
(-) DIVIDENDS	4	(2,029)	(1,667)	(1,546)

OTHER COMPREHENSIVE INCOME		(21,776)	(15,039)	(14,362)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(4,034)	(3,933)	(3,166)
Actuarial gains or (-) losses on defined benefit pension plans		(4,033)	(3,931)	(3,165)
Non-current assets classified as held for sale		—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(1)	(2)	(1)
Other valuation adjustments		—	—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(17,742)	(11,106)	(11,196)
Hedge of net investments in foreign operations (Effective portion)	29	(4,311)	(4,925)	(3,597)
Exchange differences	29	(15,430)	(8,070)	(8,383)
Hedging derivatives. Cash flow hedges (Effective portion)	29	152	469	171
Financial assets available-for-sale	29	2,068	1,571	844
Debt instruments		1,154	423	98
Equity instruments		914	1,148	746
Non-current assets classified as held for sale		—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates	29	(221)	(151)	(231)

NON-CONTROLLING INTEREST	28	12,344	11,761	10,713
Other comprehensive income		(1,436)	(853)	(1,227)
Others items		13,780	12,614	11,940

EQUITY		106,833	102,699	98,753
TOTAL LIABILITIES AND EQUITY		1,444,305	1,339,125	1,340,260
MEMORANDUM ITEMS
CONTINGENT LIABILITIES	35	49,117	44,434	39,834
CONTINGENT COMMITMENTS	35	237,970	231,962	221,738

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2017.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

	(Debit)/ Credit
	Note	2017	2016	2015
Interest income	38	56,041	55,156	57,198
Interest expense	39	(21,745)	(24,067)	(24,386)
Interest income / (charges)		34,296	31,089	32,812
Dividend income	40	384	413	455
Income from companies accounted for using the equity method	13 and 41	704	444	375
Commission income	42	14,579	12,943	13,042
Commission expense	43	(2,982)	(2,763)	(3,009)
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	404	869	1,265
Gains or losses on financial assets and liabilities held for trading, net	44	1,252	2,456	(2,312)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	(85)	426	325
Gains or losses from hedge accounting, net	44	(11)	(23)	(48)
Exchange differences, net	45	105	(1,627)	3,156
Other operating income	46	1,618	1,919	1,971
Other operating expenses	46	(1,966)	(1,977)	(2,235)
Income from assets under insurance and reinsurance contracts	46	2,546	1,900	1,096
Expenses from liabilities under insurance and reinsurance contracts	46	(2,489)	(1,837)	(998)
Total income		48,355	44,232	45,895
Administrative expenses		(20,400)	(18,737)	(19,302)
Personnel expenses	47	(12,047)	(11,004)	(11,107)
Other general administrative expenses	48	(8,353)	(7,733)	(8,195)
Depreciation and amortization	16 and 18	(2,593)	(2,364)	(2,418)
Provisions or reversal of provisions	25	(3,058)	(2,508)	(3,106)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss, net		(9,259)	(9,626)	(10,652)
Financial assets measured at cost		(8)	(52)	(228)
Financial assets available-for-sale		(10)	11	(230)
Loans and receivables	10	(9,241)	(9,557)	(10,194)
Held-to-maturity investments		—	(28)	—
Impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(13)	(17)	(1)
Impairment on non-financial assets, net		(1,260)	(123)	(1,091)
Tangible assets	16	(72)	(55)	(128)
Intangible assets	17 and 18	(1,073)	(61)	(701)
Others		(115)	(7)	(262)
Gains or losses on non financial assets and investments, net	49	522	30	112
Of which: Investments in subsidiaries, joint ventures and associates		431	15	91
Negative goodwill recognized in results		—	22	283
Gains or losses on non-current assets held for sale not classified as discontinued operations	50	(203)	(141)	(173)
Operating profit / (loss) before tax		12,091	10,768	9,547
Tax expense or income from continuing operations	27	(3,884)	(3,282)	(2,213)
Profit from continuing operations		8,207	7,486	7,334
Profit or loss after tax from discontinued operations	37	—	—	—
Profit for the period		8,207	7,486	7,334
Profit attributable to non-controlling interests	28	1,588	1,282	1,368
Profit attributable to the parent		6,619	6,204	5,966
Earnings per share
Basic	4	0.404	0.401	0.397
Diluted	4	0.403	0.399	0.396

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2017.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

	Note	2017	2016	2015
CONSOLIDATED PROFIT FOR THE YEAR		8,207	7,486	7,334

OTHER RECOGNIZED INCOME AND EXPENSE		(7,320)	(303)	(4,076)
Items that will not be reclassified to profit or loss	29	(88)	(806)	445
Actuarial gains and losses on defined benefit pension plans		(157)	(1,172)	695
Non-current assets held for sale		—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		1	(1)	—
Other valuation adjustments		—	—	—
Income tax relating to items that will not be reclassified to profit or loss		68	367	(250)
Items that may be reclassified to profit or loss	29	(7,232)	503	(4,521)
Hedges of net investments in foreign operations (Effective portion)		614	(1,329)	(27)
Revaluation gain (losses)		614	(1,330)	(27)
Amounts transferred to income statement		—	1	—
Other reclassifications		—	—	—
Exchanges differences		(8,014)	676	(3,518)
Revaluation gain (losses)		(8,014)	682	(3,518)
Amounts transferred to income statement		—	(6)	—
Other reclassifications		—	—	—
Cash flow hedges (Effective portion)		(441)	495	(91)
Revaluation gain (losses)		501	6,231	(105)
Amounts transferred to income statement		(942)	(5,736)	14
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale		683	1,326	(1,216)
Revaluation gains (losses)		1,137	2,192	(555)
Amounts transferred to income statement		(454)	(866)	(661)
Other reclassifications		—	—	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognized income and expense of investments		(70)	80	(147)
Income tax relating to items that may be reclassified to profit or loss		(4)	(745)	478
Total recognized income and expenses		887	7,183	3,258
Attributable to non-controlling interests		1,005	1,656	796
Attributable to the parent		(118)	5,527	2,462

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2017.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

									Parent			Non-Controlling interest
			Other	Other	Accumulated			(-) Own	result		Other	Other
		Share	instruments	equity	retained	Revaluation	Other	Equity	for the	(-)	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	instruments	period	Dividends	income	income	items	Total
Balance as at 12/31/16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	—	—	—	—	—	—	—	—	6,619	—	(6,737)	(583)	1,588	887
Other changes in equity	777	6,141	525	(24)	3,484	—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
Issuance of ordinary shares	777	6,141	—	—	—	—	6	—	—	—	—	—	543	7,467
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—	—	—	—	—	—	—	—	592	1,117
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(2,029)	—	—	(665)	(3,496)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,309)	—	—	—	—	—	(1,309)
Disposal of equity instruments	—	—	—	—	—	—	26	1,294	—	—	—	—	—	1,320
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286	—	251	—	(6,204)	1,667	—	—	—	—
Increases or (-) decreases due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(39)	(39)
Share-based payment	—	—	—	(72)	—	—	—	—	—	—	—	—	24	(48)
Others increases or (-) decreases of the equity	—	—	—	48	—	—	(936)	—	—	—	—	—	(867)	(1,755)
Balance as at 12/31/17	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2017.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

									Parent			Non-Controlling interest
			Other	Other	Accumulated			(-) Own	result		Other	Other
		Share	instruments	equity	retained	Revaluation	Other	Equity	for the	(-)	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	instruments	period	Dividends	income	income	items	Total
Balance as at 12/31/15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognized income and expense	—	—	—	—	—	—	—	—	6,204	—	(677)	374	1,282	7,183
Other changes in equity	74	(89)	—	26	3,524	—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
Issuance of ordinary shares	74	(89)	—	—	—	—	15	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Dividends	—	—	—	—	(722)	—	—	—	—	(1,667)	—	—	(800)	(3,189)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,380)	—	—	—	—	—	(1,380)
Disposal of equity instruments	—	—	—	—	—	—	15	1,583	—	—	—	—	—	1,598
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246	—	174	—	(5,966)	1,546	—	—	—	—
Increases or (-) decreases due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(197)	(197)
Share-based payment	—	—	—	(79)	—	—	—	—	—	—	—	—	—	(79)
Others increases or (-) decreases of the equity	—	—	—	105	—	—	(484)	—	—	—	—	—	(123)	(502)
Balance at 12/31/16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2017.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

									Parent			Non-Controlling interest
			Other	Other	Accumulated			(-) Own	result		Other	Other
		Share	instruments	equity	retained	Revaluation	Other	Equity	for the	(-)	comprehensive	comprehensive	Others
	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	instruments	period	Dividends	income	income	items	Total
Balance as at 12/31/14	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/15	6,292	38,611	—	265	41,860	—	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Total recognized income and expense	—	—	—	—	—	—	—	—	5,966	—	(3,504)	(572)	1,368	3,258
Other changes in equity	925	6,390	—	(51)	4,569	—	31	(200)	(5,816)	(1,075)	—	—	1,008	5,781
Issuance of ordinary shares	925	6,390	—	—	—	—	120	—	—	—	—	—	320	7,755
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	890	890
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Dividends	—	—	—	—	(673)	—	—	—	—	(1,546)	—	—	(461)	(2,680)
Purchase of equity instruments	—	—	—	—	—	—	—	(3,225)	—	—	—	—	—	(3,225)
Disposal of equity instruments	—	—	—	—	—	—	16	3,025	—	—	—	—	—	3,041
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,242	—	103	—	(5,816)	471	—	—	—	—
Increases or (-) decreases due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	761	761
Share-based payment	—	—	—	(188)	—	—	—	—	—	—	—	—	107	(81)
Others increases or (-) decreases of the equity	—	—	—	137	—	—	(208)	—	—	—	—	—	(589)	(660)
Balance at 12/31/15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2017.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Millions of euros)

	Note	2017	2016	2015
A. CASH FLOWS FROM OPERATING ACTIVITIES		40,188	21,823	5,678
Consolidated Profit for the year		8,207	7,486	7,334
Adjustments made to obtain the cash flows from operating activities		23,927	22,032	20,614
Depreciation and amortization		2,593	2,364	2,418
Other adjustments		21,334	19,668	18,196
Net increase/(decrease) in operating assets		18,349	17,966	69,587
Financial assets held-for-trading		(18,114)	6,234	866
Financial assets at fair value through profit or loss		3,085	(12,882)	2,376
Financial assets available-for-sale		2,494	(7,688)	15,688
Loans and receivables		32,379	27,938	53,880
Other operating assets		(1,495)	4,364	(3,223)
Net increase/(decrease) in operating liabilities		30,540	13,143	49,522
Liabilities held-for-trading financial		1,933	8,032	(2,655)
Financial liabilities designated at fair value through profit or loss		19,906	(13,450)	(8,011)
Financial liabilities at amortized cost		12,006	21,765	58,568
Other operating liabilities		(3,305)	(3,204)	1,620
Income tax recovered/(paid)		(4,137)	(2,872)	(2,205)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(4,008)	(13,764)	(6,218)
Payments		10,134	18,204	10,671
Tangible assets	16	7,450	6,572	7,664
Intangible assets	18	1,538	1,768	1,572
Investments	13	8	48	82
Subsidiaries and other business units		838	474	1,353
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments		300	9,342	—
Other payments related to investing activities		—	—	—
Proceeds		6,126	4,440	4,453
Tangible assets	16	3,211	2,608	2,386
Intangible assets	18	—	—	2
Investments	13	883	459	422
Subsidiaries and other business units		263	94	565
Non-current assets held for sale and associated liabilities	12	1,382	1,147	940
Held-to-maturity investments		387	132	138
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		4,206	(5,745)	8,960
Payments		7,783	9,744	7,248
Dividends	4	2,665	2,309	1,498
Subordinated liabilities	23	2,007	5,112	2,239
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,309	1,380	3,225
Other payments related to financing activities		1,802	943	286
Proceeds		11,989	3,999	16,208
Subordinated liabilities	23	2,994	2,395	4,787
Issuance of own equity instruments		7,072	—	7,500
Disposal of own equity instruments		1,331	1,604	3,048
Other proceeds related to financing activities		592	—	873
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(5,845)	(3,611)	(522)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		34,541	(1,297)	7,898
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		76,454	77,751	69,853
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		110,995	76,454	77,751
MEMORANDUM ITEMS
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		8,583	8,413	7,436
Cash equivalents at central banks		87,430	54,637	56,556
Other financial assets		14,982	13,404	13,759
Less: Bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		110,995	76,454	77,751
In which: restricted cash		—	—	—

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2017.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements for the year ended December 31, 2017

1.    Introduction, basis of presentation of the consolidated financial statements and other information

a)Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group's consolidated financial statements, which also include the interests in joint ventures and investments in associates.

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

The Group's consolidated financial statements for 2017 were authorized by the Bank's directors (at the board meeting on February 13, 2018) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2, accordingly, they present fairly the Group's equity and financial position at December 31, 2017, 2016 and 2015 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in its consolidated equity and the consolidated cash flows in 2017, 2016 and 2015. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

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

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2017:

-

Modification of IAS (International Accounting Standards) 12 Recognition of deferred tax assets for unrealized losses (effective for annual reporting periods beginning on or after January 1, 2017) clarify that the existence of a deductible temporary differences depends just on the comparison between the carrying amount and tax base of assets and liabilities at the end of the informed period and it is not affected by possible future changes on the carrying amount or the expected standard of the asset recovery.

-

Modification of IAS 7 Disclosure initiative (effective for annual reporting periods beginning on or after January 1, 2017) has as its main objective to improve the presentation and the breakdown in the statement of cash flows. The modifications require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to December 31, 2017 were in force:

-

IFRS 9 Financial instruments - Classification and measurement, hedging and impairment (mandatory for annual periods starting from January 1, 2018). IFRS 9 establishes the recognition and measurement requirements for financial instruments and certain classes of contracts for trades involving non-financial assets. These requirements should be applied in a retrospective manner, by adjusting the opening balance at January 1, 2018, without restating the comparative financial statements. The main aspects of the new standard are:

(a)  Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows. Depending on these factors, the asset can be measured at amortized cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. Santander Group uses the following criteria for the classification of financial debt instruments:

-

Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over those where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset´s credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value , or from sales of assets that no longer met the credit criteria specified in the entity’s investment policy. Additionally, the contractual flow characteristics substantially represent a “basic financing agreement”.

-

Fair value with changes recognized through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

-

Fair value with changes recognized through profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”.

Santander Group’s main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The Group's main objective is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Group has analyzed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9, with no significant changes being identified. Based on this analysis, Santander Group concludes that:

-

Most of its financial assets classified as loans and advances under IAS 39 will continue to be recognized at amortized cost under IFRS 9. As a consequence of the contractual cash flows characteristics analysis of the financial instruments, a 0.3% of the total balance at December 31, 2017 under IAS 39 for the period primarily will be reclassified to fair value with changes reported through profit and loss. As a result of the business model definition according to the assets managed, a 0.2% of the total balance at December 31, 2017 under IAS 39 will be reclassified to fair value with changes recognized in other comprehensive income.

-

In general, debt instruments classified as available-for-sale financial assets will be measured at fair value with changes recognized through other comprehensive income. As a consequence of the contractual cash flows characteristics analysis of the financial instruments, a 0.2% of the total balance at December 31, 2017 under IAS 39 for the period primarily, will be reclassified to fair value with changes reported through profit and loss. As a result of the business model definition according to the assets managed, a 5.1% of the total balance at December 31, 2017 under IAS 39 will be reclassified to fair value with changes recognized in other comprehensive income.

However, the expected impact in shareholders´ equity due to the reclassifications mentioned above is not considered significant.

Available-for-sale equity instruments will be classified at fair value under IFRS 9, with changes recognized through profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes recognized through other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

On October 12, 2017, the IASB (International Accounting Standards Board) published a clarification on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments, which is currently pending approval by the European Union. However, the Group does not expect a significant impact in the transition period prior to the adoption of this amendment.

(b)   Credit risk impairment model: the most important new development compared with the current model is that the new accounting standard introduces the concept of expected loss, whereas the current model (IAS 39) is based on incurred loss.

-

Scope of application: The IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

-

Use of practical expedients under IFRS 9: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will not be widely used:

-

Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional – but not primary - indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

-	Assets with low credit risk at the reporting date: in general, the Group assesses the existence of significant risk increase in all its financial instruments.
-

Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

-

Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

-

Stage 2: if there has been a significant increase in risk since the date of initial recognition, but the impairment event has not materialized the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

-

Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

Additionally, the amount relative to the impairment provision reflects expected credit risk losses through the expected residual life in those financial instruments purchased or originated credit impaired (POCI).

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GDP (Gross Domestic Product), house pricing, unemployment rate, etc.).

In estimating the parameters used for impairment provisions calculation (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 impairment provision models.

-

Determination of significant increase in risk: with the purpose of determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Group considers the following criteria.

Quantitative criteria	Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force. The use of these qualitative criteria is complemented with the use of an expert judgement.

-	Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.
-

Use of present, past and future information: estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

-

Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

-

Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognized through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

(c)   Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group will continue to apply IAS 39 in hedge accounting.

Transition

The European Union has already endorsed IFRS 9. The criteria established by this rule for the classification, measurement and impairment of financial assets, will be applied in a retrospective way, adjusting the first opening balances in the first application date (January 1, 2018). This new international standard is aligned with the credit risk directives of the EBA and Bank of Spain Circular 4/2017.

Santander Group has estimated an impact in (Common Equity Tier 1 -CET 1-) fully loaded basis of -20bp. The Group will apply a progressive phased-in regime in the period of 5 years based on Regulation (EU) No 2017/2395 of the European Parliament and of the Council amending Regulation (EU) No 575/2013 as regards transitional arrangements for mitigating the impact of the introduction of IFRS 9 on own funds that would be an impact of the new impairment model of IFRS 9 of -1bp on Common Equity Tier 1 capital during the period from January 1, 2018 to December 31, 2018 or 5% of total impact. The increase in impairment provisions amounts to approximately €2,200 million.

The main causes of this impact are the requirements to record impairment provisions for the whole life of the transaction for instruments where a significant risk increase has been identified after initial recognition, in addition to forward-looking information in the estimates of impairment provisions.

IFRS 9 implementation strategy and governance

The Group has established a global and multidisciplinary workstream with the aim of adapting its processes to the new classification standards for financial instruments, accounting of hedges and estimating credit risk impairment, ensuring that these processes have been applied in a uniform way for all Group units, and, at the same time, have been adapted to each unit’s individual features.

Accordingly, since 2016, the Group has been working towards defining an objective internal model and analyzing all the changes which are needed to adapt accounting classifications and credit risk impairment estimation models in force in each unit to the previous definitions. The process was completed in 2017.

Regarding the governance structure, the Group set up a regular committee to manage the project, and a task force which is responsible for its tasks, ensuring that the pertinent responsible teams take part in coordination with all geographical areas.

Hence, the main divisions involved in the project at the highest level, and which are thus represented in the project governance bodies, are: Risks, Financial Accounting & Management Control and Technology and Operations. Internal Audit division was involved in the project, having kept regular meetings regarding the status of the project.

The governance structure currently implemented at both corporate level and in each one of the units, complies with the requirements set out in the new standards both in IFRS 9, and in other related regulatory standards (e.g., EBA credit risk guidelines).

Main project stages and milestones

In relation to the entry into force of this new international standard, in its 2016 consolidated financial statements the Group reported the progress and main milestones achieved to that date regarding the implementation plan for its adoption. This report includes an update on this information included in the 2016 consolidated financial statements.

The work undertaken by Santander Group includes an assessment of the financial instruments included in the classification and measurement requirements of IFRS 9 and the development of impairment methodology for calculating expected loss impairment provisions.

The Group has drawn up the accounting policies and methodological framework for the implementation developments carried out by each local unit. These internal regulations have been approved by all relevant corporate bodies before the new standard comes into force.

With regard to classification and measurement, since 2016 the Group has been carrying out an analysis of its stock of products, focusing mainly on those that could trigger a change in accounting methodology, due to the business model involved and failure to meet SPPI test requirements (solely payments of principal and interest).

Additionally, using information from 2017, the Group has updated this analysis and reviewed any new products during the period, assessing both its asset management strategies (identifying the corresponding business model), and broadening the review of products in stock.

The local units have now finished developing impairment models for all their portfolios. The implementation of these impairment methodologies has enabled the Group to assess the cause of impact in each portfolio, the impact of each material Group unit, and to consider the total impact at group level.

The Group has started, in the second half of 2017, the parallel calculation of impairment provisions under IFRS 9 formally, without prejudice to the fact that a preliminary parallel calculation was already being made at consolidated level for monitoring, performance tracking and impact purposes. Based on the preliminary results obtained from the impairment provisions calculations, the Group has addressed the disclosure requirements of the EBA’s second QIS (Quantitative Impact Study).

The governance process has been completed for the development, validation and approval of the model that started with a validation of the first models by the Corporate Internal Validation team and the Internal Validation units of the countries where these exist.

Further, given the importance of the control environment in the processes, the corporate development of the governance model of the impairment provisions calculation process as well as aspects related to the classification of financial instruments has been completed. The proposed model includes a reference design of the controls to be implemented in the new developments made in the implementation of the new standard. Also, as part of the proposed government model, has defined a process of periodic review of the main elements including, among others, the following areas:

-	Business models defined in each Group unit.
-	Quantitative and qualitative criteria defined for significant increase in risk.
-	Macroeconomic scenario defined for impairment provisions calculation.
-	Model adequacy for impairment provisions calculation.
-

IFRS 15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when as the entity satisfies a performance obligation.

-	Clarifications to IFRS 15 income coming from contracts with clients.

The application of the aforementioned accounting Standard and its Clarifications will not have any material effects on the Group’s consolidated financial statements.

-

Modification to IFRS 4 "Insurance contracts" applying IFRS 9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS 9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS 9 until the year 2021. Entities that defer the application of IFRS 9 will continue to apply the existing norm of Financial Instruments IAS 39.

The deferral of the aforementioned standard does not apply as the required conditions for this deferral are not met.

-

IFRS 16 Leasings substitutes IAS 17, IFRIC (International Financial Reporting Interpretation Committee) 4, SIC (Standard Interpretations Committee)-15 and SIC-27. It was adopted by the European Union on October 31, 2017 through the Regulation (EU) 2017/1986. The effective date affects the annual periods starting on of January 1, 2019. The Santander Group has not applied the possibility of early adoption.

IFRS 16 establishes the principles for the recognition, valuation, presentation and breakdown of leases, with the aim of guaranteeing that both the lessee and the lessor provide relevant information that presents a true image of such operations. The standard foresees a single accounting model for the lessee, according to which the lessee must recognize the assets and liabilities related to all leases, unless lease term is 12 months or less or the value of the underlying asset is low.

Lessors continue to classify leases into operating or financial leases, and the approach of IFRS 16 with respect to the lessor's accounting remains in essence like the former approach, foreseen in IAS 17.

The standard includes guidance on a number of issues such as optional exemptions in its application, or the identification of a lease.

Definition of leasing

A contract is, or contains, a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. The control is transferred when the client has both the right to control the use of the identified asset and the right to obtain basically all the economic benefits derived from such use.

Lessee’s accounting

The lessee recognizes a right-of-use asset and a leasing liability.

The right-of-use asset is initially valued at the amount of the leasing liability plus all initial direct costs incurred by the lessee.

Once the lease has begun, the lessee values the right-of-use asset using a cost model (unless specific conditions apply), minus accumulated amortization.

The leasing liability is initially valued at the present value of the payable installments over the term of the lease, discounted at a rate implicit in the lease, if it can be easily determined, the lessee will apply the incremental interest rate of the debt.

Variable leasing payments that depend on an index or a rate are included in the initial valuation of the leasing liability, and are initially valued by applying the index or rate on the start date, while the remaining variable leasing payments are recognized in the income statement in the period in which the event or condition that triggers the payment takes place, unless the costs are included in the book value of another asset in accordance with another Standard.

Lessor’s accounting

Lessors classify each lease as operative or as financial. A lease is classified as financial if it transfers almost all the risks and benefits derived from the ownership of an underlying asset. All other leases will be classified as operating.

The lessor recognizes the assets acquired under financial leasing as accounts receivable for an amount equivalent to the net investment in the lease at the time of start of the lease.

Sale operations and subsequent leasing

To determine whether the transfer of an asset is accounted for as a sale or not, the Bank will apply IFRS 15 requirements in order to determine if an obligation has been satisfied.

If an asset’s transfer meets IFRS 15 requirements for being accounted for as a sale, the seller values the right-of-use asset in the proportion of the previous book value which refers to the retained right of use. Therefore, the seller only recognizes the amount of the benefit or loss related to the rights transferred to the buyer.

Sale and subsequent lease operations prior to the effective date of the Standard will not have retroactive effect with respect to the benefit recognition at the beginning of those operations.

Since alternative accounting treatments in the first application are allowed by the IFRS 16, the Group, from the point of view of the lessee, must take an accounting decision on the following options, which will influence the amount of the asset and liability to be recognized and, therefore, the financial ratios:

-

Option 1 consists of redoing comparative statements as if active lease agreements had always been applied to it (full retrospective application, following IAS 8). The difference between the right of use and the leasing liability is recorded against reserves at the beginning of 2019 financial year.

-

Option 2 does not recast comparative statements. In the case of leases which previously were operational, the liability as of January 1, 2019 is calculated by discounting the remaining future cash flows using the interest rate of the lessee's debt at the date of first application. The asset is valued as the liability (adjusted by any prepayment or accrual prior to the date of first application). Since there is no difference among the assets and liabilities, this option has no effect on equity, reflecting their impact as a higher cost (amortization and financial cost) throughout the lease’s life. In the case of leases that were previously financial, assets and liabilities recognized under IAS 17 are maintained.

-

Option 3 is similar to option 2 except for the asset being valued as of January 2019 as if IFRS 16 had been applied since the beginning of the contract (but discounting the cash flows at the interest rate of the first date of application). The asset is calculated at the beginning of January 1, 2019 and the amount remaining to be amortized is recorded. The liability is calculated as of January 2019 in the same way as option 2. The difference between the lease liability and the right to use is recognized against reserves as of January 2019.

The Group is evaluating the effects derived from the application of IFRS 16.

-	Improvements to IFRS Cycle 2014-2016 – introduce lesser modifications than IFRS 12.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after December 31, 2017 had not yet been adopted by the European Union:

-

Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

-	Annual Improvements to IFRS Standards 2014-2016 Cycle–Contains minor amendments to IFRS 1 and IAS 28.
-

New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognize the profits associated to the income statement, it shall recognize both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognized in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognized, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate in force when it is recognized in the income statement as a profit or loss.

-	Modification of IAS 40 Transfers of investment properties; Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.
-

IFRIC 23 The uncertainty over income tax treatment; it applies to the tax gain or loss determination, tax bases, effects of tax laws, taxes and interest rates, when there is uncertainty about taxes treatment according to IAS 12.

-	IFRS 17 Insurance contracts; It is a new integrated accounting standard for insurance contracts, which includes recognition, measurement, presentation and disclosure.
-

Modification of IAS 28 Investments in associates and joint ventures; there are changes in associate or joint venture long-term interests and IFRS 10 Consolidated Financial Statements - sales or contributions of assets between an investor and its associates or joint ventures.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2017 were applied in their preparation.

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

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

-

The impairment losses on certain assets: it applies to financial assets held for sale, loans and receivables, non-current assets and disposable groups of items classified as held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

-	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);
-	The useful life of the tangible and intangible assets (see Notes 16 and 18);
-	The measurement of goodwill arising on consolidation (see Note 17);
-	The calculation of provisions and the consideration of contingent liabilities (see Note 25);
-	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22);
-	The recoverability of deferred tax assets (see Note 27); and
-	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see Note 3).

Although these estimates were made on the basis of the best information available at 2017 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statement.

d)Information relating to 2016 and 2015

On November 19, 2015, Circular 5/2015, of October 28, of the Spanish Securities Market Commission, which adapts the models established in Annex II of Circular 1/2008, dated January 30, for the credit entities, to the new models provided for in Circular 5/2014 of November 28, of the Bank of Spain, for the years beginning on or after January 1, 2016. The adaptation of the Circular has modified the breakdown and presentation of certain headings in the financial statements, without these changes being significant. The information for the years 2015 was re-classified in 2016 under this Circular in a way that is comparative.

The information in Note 4 relating to the ordinary shares outstanding of 2016 and 2015 periods has been recasted, in order to be presented in a comparative manner due to the capital increase described in Note 31.a.

Additionally, the impact of the acquisition of Banco Popular Español, S.A. (“Banco Popular”) (See Note 3) is not reflected in the comparative of the figures, mainly in the balance sheet, corresponding to the years 2016 and 2015.

Also, in 2016 the Group changed its accounting policy with respect to the definition of cash and cash equivalents used in the preparation of its statements of cash flows. Until 2015, the Group considered the balances held in cash and at central banks to be cash and cash equivalents, whereas, starting in 2016 it considers such cash balances to be cash, cash balances at central banks and other deposits on demand held at credit institutions without restrictions. This change gave rise to a reduction of €3,578 million in the total balance of cash and cash equivalents at 2015 year-end.  As required by the applicable accounting standard, IAS 8, the Group applied the new accounting policy retrospectively and modified the consolidated statements of cash flows for 2015, which gave rise in 2015 to a decrease in the net change in cash and cash equivalents of €4,003 million, a decrease in cash flows from operating activities of €7,179 million and an increase of €3,176 million in the effect of foreign exchange rate changes all of which with respect to the balances originally presented.

In order to interpret the changes in the balances with respect to December 31, 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/(depreciation) of the various currencies against the euro in 2017, based on the exchange rates at the end of 2017: Mexican peso (-7.98%), U.S. dollar (-12.11%), Brazilian real (-13.65%), pound sterling (-3.50%), Chilean peso (-3.98%) and Polish zloty (5.59%); as well as the evolution of the comparable average exchange rates: Mexican peso (-3.07%), U.S. dollar (-1.88%), Brazilian real (6.58%), pound sterling (-6.74%), Chilean peso (2.18%), and Polish zloty (2.49%).

e)Capital management

i. Regulatory and economic capital

The Group's capital management is performed at regulatory and economic levels.

The aim is to secure the Group's solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit- are generated, analyzed and reported to the relevant governing bodies on a regular basis.

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

In order to adequately manage the Group's capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group's economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitizations, etc.) required to achieve its capital targets.

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

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. This Circular largely repeals largely Circular 3/2008, on the calculation and monitoring of minimum capital (though, in the aspects covered by Circular 5/2008, on minimum capital and other mandatory reporting of information for mutual guarantee societies, the latter will remain in effect); and a section of Circular 2/2014, on the exercise of various regulatory options contained in the CRR. The CRR is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially DTAs (Deferred Tax Assets) calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (the Advanced Internal Ratings-Based AIRB approach) in the calculation of risk-weighted exposures. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

On November 23, 2016, the European Commission released a draft of the new CRR and CRD IV incorporating different Basel standards, such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk or the SA-CCR for calculation of the EAD by counterparty risk, and introduces modifications related to the treatment of central counterparties, from the MDA (Maximum distribution Amount), Pillar 2 and the leverage ratio, among others. The most significant change is the implementation of the TLAC (Total Loss-Absorbing Capacity) Term Sheet issued by the Financial Stability Board (FSB) in the capital framework. Therefore, systemically important banks will have to comply with MREL (Minimum Requirement for own funds and Eligible Liabilities)/TLAC requirements under Pillar 1 while non-systemically important banks need only comply with MREL under Pillar 2 that the resolution authority will decide on a case-by-case basis.

The Single Resolution Board (SRB) published its Minimum Required Eligible Liabilities (MREL) policy for 2017. For the 2017 resolution planning cycle, the SRB is in transition from MREL informational objectives to start establishing binding specific MREL consolidated objectives for each bank in the future, both at the single entry point (SPE) and the multiple entry point (MPE), for most large and complex banks, including all global institutions of systemic importance (G -SII).

The MREL policy of the SRB for 2017 is based on a gradual approach to reach the final objectives (target level) of MREL over a period of several years, and failure to do so could result in the consideration that the entity cannot be resolved. In relation to the subordination criterion, the SRB considers that the entities of global systemic importance (G-SIIs) have to comply at least with a level of subordination equal to 13.5% of the assets weighted by risk or risk-weighted assets (RWA) plus the Combined Buffer.

At December 31, 2017 the Group met the minimum capital requirements established by current legislation (See Note 54).

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

Accordingly, the Group continued in 2017 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

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

During 2017, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and Specialized Financing (Slotting) in Chile, Mortgages and most revolving of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardized approach provided for under the European Capital Requirements Directive. On 2017 the European Central Bank authorized the use of the Alternative Standardized Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander México, in addition to obtained was made in 2016 in Brazil.

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

g)Events after the reporting period

No significant events occurred from January 1, 2018 to the date on which these consolidated financial statements were authorized for issue other than the following:

Sale of our stake in WiZink

On March 26, 2018, we announced that our subsidiaries Banco Popular Español, S.A. and Banco Santander Totta, S.A. had reached an agreement with certain entities managed by Värde Partners, Inc. (“Varde”) and WiZink Bank, S.A. (“WiZink”) by virtue of  which (i) Popular will sell to Varde its 49% stake in WiZink; and (ii) Popular and Santander Totta will acquire the debit and credit card business sold through Popular in Spain and Portugal that WiZink had acquired from Popular in 2014 and 2016.

With these transactions we resume Banco Popular’s debit and credit card business which improves the marketing strategy and facilitates the integration of Banco Popular.

The above transactions remain subject to regulatory authorizations and other customary conditions for this kind of transactions. Closing of the transactions is expected within the second half of 2018.

h)Other information

UK Referendum

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU. Immediately after this result, global and UK stock and exchange markets began a period of high volatility, including a sharp devaluation of the pound, which adds to the continuing uncertainty in relation to the departure of the United Kingdom and its future relationship with the EU.

On March 29, 2017, the UK gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. This has triggered a two-year period of negotiation which will determine the new terms of the UK’s relationship with the EU. After that period the UK’s EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes in the fiscal, monetary and regulatory landscape. In consequence of the above, the Group could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

Fidelity Bonds

On July 13, 2017, Banco Santander and Banco Popular informed that they had decided to launch a compensation action aimed at building loyalty among their network retail clients affected by Banco Popular´s resolution (the “Fidelity Action”).

By virtue of the Fidelity Action, those clients who meet certain conditions and who have been affected by the resolution of Banco Popular will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value up to the investment in shares or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular. In order to benefit from such action, it will be necessary for the client to waive legal actions against the Group.

The Fidelity Action will be done through the delivery to the client of contingent redeemable perpetual bonds (“The Fidelity Bonds”) of Banco Santander, S.A. The Fidelity Bonds will accrue a discretional, non-cumulative cash coupon, payable quarterly in arrears.

The Fidelity Bonds are perpetual securities; however, it will be possible to totally redeem them by decision of Banco Santander, with the prior authorization of the European Central Bank, in any of the payment dates of the coupon, after seven years from their issuance.

In accordance with the conditions stipulated in the issuance of the Fidelity Bonds, related to the discretional remuneration by the Bank and other aspects, this financial instrument is considered as an equity instrument in accordance with the applicable regulation.

On September 12, 2017, we informed that the Fidelity Bonds had been approved by the Spanish Securities Market Commission and registered in its official records. The offer acceptance period goes from September 13, 2017 until December 7, 2017.

On December 15, 2017, the Group announced that once the offer acceptance period was finalized, the offer acceptances amounted to 77.88% of the total amount, and, therefore the nominal value of the Fidelity Bonds to be issued was €764 million, which market value of the bonds at the time of their concession was €525 million (See Note 3).

2.     Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)    Foreign currency transactions

i.Presentation currency

The Bank’s functional and presentation currency is the euro. Also, the presentation currency of the Group is the euro.

ii.Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

-	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and
-	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union (“EMU”) countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

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

Translation of functional currencies to euros

The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:

-	Assets and liabilities, at the closing rates.
-	Income and expenses, at the average exchange rates for the year.
-	Equity items, at the historical exchange rates.

iii.Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Other comprehensive income--Items that may be reclassified to profit or loss--Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized in Other comprehensive income--Items that may be reclassified to profit or loss--Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized in equity under Other comprehensive income--Items that may be reclassified to profit or loss and Items not reclassified to profit or loss--Other recognized income and expense of investments in subsidiaries, joint ventures and associates, until the related item is derecognized, at which time they are recognized in profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognized under equity--Other comprehensive income--Items not reclassified to profit or loss--Actuarial gains or (-) losses on defined benefit pension plans.

iv.Entities located in hyperinflationary economies

At December 31, 2017, 2016 and 2015 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

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

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2017	2016	2015	2017	2016	2015

U.S. dollar	(157.9)	(187.1)	(167.2)	(1.4)	(4.5)	(8.7)
Chilean peso	(29.0)	(27.9)	(23.7)	(1.8)	(4.2)	(5.0)
Pound sterling	(176.6)	(184.9)	(194.2)	(3.1)	(10.0)	(13.0)
Mexican peso	(16.0)	(16.2)	(19.7)	(1.2)	(5.4)	(5.9)
Brazilian real	(93.1)	(122.3)	(93.1)	(6.5)	(6.3)	(13.6)
Polish zloty	(34.5)	(31.5)	(32.8)	(1.5)	(3.3)	(3.9)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2017	2016	2015	2017	2016	2015

U.S. dollar	161.1	190.8	170.5	1.5	4.5	8.8
Chilean peso	29.6	28.4	24.1	1.8	4.3	5.1
Pound sterling	180.2	188.7	198.2	3.2	10.2	13.2
Mexican peso	16.3	16.5	20.1	1.2	5.5	6.0
Brazilian real	95.0	124.7	94.9	6.6	6.5	13.8
Polish zloty	35.2	32.1	33.4	1.5	3.3	4.0

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

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2017, 2016 and 2015.

b)Basis of consolidation

i.Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control. The Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

At December 31, 2017 the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital, (i) Luri 1, S.A. and (ii) Luri 2, S.A, also the structured consolidated entities. The percentage ownership interests in the aforementioned companies were 31% and 30%, respectively (See Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The company object of the first two entities is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties. The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

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

iv.Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

-	Percentage of ownership held by the Group; 20% is established as the general threshold.
-	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.
-	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.
-

Existence of currently exercisable removal rights (possibility of removing the manager from his position), since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

-

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

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

-

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognized as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.

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

-

Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under negative goodwill recognized in the consolidated income statement.

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

vii.Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in the last three years.

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

Capital perpetual preference shares (“CCPSs”), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortized permanently, totally or partially, in the event that the Bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.

The following transactions are not treated for accounting purposes as financial instruments:

- Investments in associates and joint ventures (see Note 13).
- Rights and obligations under employee benefit plans (see Note 25).
- Rights and obligations under insurance contracts (see Note 15).
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

-

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

-

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

-

Investments held-to-maturity: This category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

-	Cash, cash balances at Central Banks and other deposits on demand: Cash balances and balances receivable on demand relating to deposits with central banks and credit institutions.
-

Loans and advances: Includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

-	Central Banks: Credit of any nature, including deposits and money market operations received from the Bank of Spain or other central banks.
-	Credit institutions: Credit of any nature, including deposits and money market operations, in the name of credit institutions.
-	Customers: Includes the remaining credit, including money market operations through central counterparties.
-	Debt instruments: Bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
-

Equity instruments: Financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, joint ventures or associates. Investment fund units are included in this item.

-	Derivatives: Includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.
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
-

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

-

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

v.Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-

Deposits: Includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

-	Central banks: Deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.
-	Credit institutions: Deposits of any nature, including credit received and money market operations in the name of credit institutions.
-	Customer: Includes the remaining deposits, including money market operations through central counterparties.
-

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

-

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

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2017 there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

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

iii.Valuation techniques

The following table shows a summary of the fair values, at the end of 2017, 2016 and 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2017			2016			2015
	Published			Published			Published
	price			price			price
	quotations	Internal		quotations	Internal		quotations	Internal
	in active	Models		in active	Models		in active	Models
	Markets	(Level 2		Markets	(Level 2		Markets	(Level 2
	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total
Financial assets held for trading	58,215	67,243	125,458	64,259	83,928	148,187	65,849	80,497	146,346
Financial assets designated at fair value through profit or loss	3,823	30,959	34,782	3,220	28,389	31,609	3,244	41,799	45,043
Financial assets available-for-sale (1)	113,258	18,802	132,060	89,563	25,862	115,425	92,284	27,962	120,246
Hedging derivatives (assets)	—	8,537	8,537	216	10,161	10,377	271	7,456	7,727
Financial liabilities held for trading	21,828	85,796	107,624	20,906	87,859	108,765	17,058	88,160	105,218
Financial liabilities designated at fair value through profit or loss	769	58,847	59,616	—	40,263	40,263	—	54,768	54,768
Hedging derivatives (liabilities)	8	8,036	8,044	9	8,147	8,156	400	8,537	8,937
Liabilities under insurance contracts	—	1,117	1,117	—	652	652	—	627	627

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2017, 2016 and 2015, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to €1,211 million, €1,349 million and €1,790 million, respectively (see Note 51.c).

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

-

Expected exposure: Including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

-	LGD: percentage of final loss assumed in a counterparty credit event/default.
-

Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDS, in the same industry and with the same external rating as the counterparty, are used.

-	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA at December 31, 2017 amounted to €322.5 million (-49.9% compared to 2016) and DVA amounted to €219.6 million (-43.7% compared to 2016). The decrease is due to the fact that credit spreads for the most liquid maturities have been reduced in percentages over 40% and to reductions in the exposure of the main counterparties.

In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralized component of the OTC derivative portfolio. This includes the uncollateralized component of collateralized derivatives in addition to derivatives that are fully uncollateralized. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2017 and 2016.

During 2017, the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table.

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

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, and poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

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

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2017, 2016 and 2015:

	Millions of euros
	Fair values calculated using
	internal models at
	12/31/17
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	124,178	1,363
Financial assets held for trading	66,806	437
Credit institutions	1,696	—	Present Value Method	Yield curves, FX market prices
Customers (a)	8,815	—	Present Value Method	Yield curves, FX market prices
Debt and equity instruments	335	32	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	55,960	405
Swaps	44,766	189	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	463	5	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,747	162	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	2	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,257	5	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,725	44	Present Value Method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,519	18
Swaps	7,896	18	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	13	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	610	—	Present Value Method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Financial assets designated at fair value through profit or loss	30,677	282
Credit institutions	9,889	—	Present Value Method	Yield curves, FX market prices
Customers (c)	20,403	72	Present Value Method	Yield curves, FX market prices, HPI
Debt and equity instruments	385	210	Present Value Method	Yield curves, FX market prices
Financial assets available-for-sale	18,176	626
Debt and equity instruments	18,176	626	Present Value Method	Yield curves, Volatility surfaces, FX & EQ Dividends, Credit, Others

LIABILITIES:	153,600	196
Financial liabilities held for trading	85,614	182
Central banks	282	—	Present Value Method	Yield curves, FX market prices
Credit institutions	292	—	Present Value Method	Yield curves, FX market prices
Customers	28,179	—	Present Value Method	Yield curves, FX market prices
Debt securities issues	—	—
Derivatives	56,860	182
Swaps	45,041	100	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	497	9	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	5,402	19	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,527	41	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	1	—	Black's Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,392	13	Present Value Method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	1	—	Present Value Method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	8,029	7
Swaps	7,573	7	Present Value Method	Yield curves ,FX & EQ market prices, Basis
Exchange rate options	—	—
Interest rate options	287	—	Black’s Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	169	—	Present Value Method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	58,840	7	Present Value Method	Yield curves, FX market prices
Liabilities under insurance contracts	1,117	—	See Note 15

	Millions of euros
	Fair values calculated using internal models at
	12/31/16		12/31/15
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	146,991	1,349	155,233	2,481
Financial assets held for trading	83,587	341	79,547	950
Credit institutions	3,220	—	1,352	—	Present Value Method
Customers (a)	9,504	—	6,081	—	Present Value Method
Debt and equity instruments	798	40	650	43	Present Value Method
Derivatives	70,065	301	71,464	907
Swaps	53,499	55	52,904	54	Present Value Method, Gaussian Copula (b)
Exchange rate options	524	2	1,005	—	Black-Scholes Model
Interest rate options	5,349	173	8,276	619	Black's Model, Heath-Jarrow- Morton Model
Interest rate futures	1,447	—	84	—	Present Value Method
Index and securities options	1,725	26	1,585	120	Black-Scholes Model
Other	7,521	45	7,610	114	Present Value Method, Monte Carlo simulation and others
Hedging derivatives	10,134	27	7,438	18
Swaps	9,737	27	6,437	18	Present Value Method
Exchange rate options	—	—	—	—	Black-Scholes Model
Interest rate options	13	—	19	—	Black’s Model
Other	384	—	982	—	N/A
Financial assets designated at fair value through profit or loss	28,064	325	41,285	514
Credit institutions	10,069	—	26,403	—	Present Value Method
Customers (c)	17,521	74	14,213	81	Present Value Method
Debt and equity instruments	474	251	669	433	Present Value Method
Financial assets available-for-sale	25,206	656	26,963	999
Debt and equity instruments	25,206	656	26,963	999	Present Value Method

LIABILITIES:	136,835	86	151,768	324
Financial liabilities held for trading	87,790	69	87,858	302
Central banks	1,351	—	2,178	—	Present Value Method
Credit institutions	44	—	76	—	Present Value Method
Customers	9,996	—	9,187	—	Present Value Method
Debt securities issues	—	—	—	—
Derivatives	73,481	69	74,893	302
Swaps	57,103	1	55,055	1	Present Value Method, Gaussian Copula (b)
Exchange rate options	413	—	901	—	Black-Scholes Model
Interest rate options	6,485	21	9,240	194	Black's Model, Heath-Jarrow- Morton Model
Index and securities options	1,672	46	2,000	107	Black-Scholes Model
Interest rate and equity futures	1,443	—	101	—	Present Value Method
Other	6,365	1	7,596	—	Present Value Method, Monte Carlo simulation and others

Short positions	2,918	—	1,524	—	Present Value Method
Hedging derivatives	8,138	9	8,526	11
Swaps	6,676	9	7,971	11	Present Value Method
Exchange rate options	—	—	—	—
Interest rate options	10	—	12	—	Black’s Model
Other	1,452	—	543		N/A
Financial liabilities designated at fair value through profit or loss	40,255	8	54,757	11	Present Value Method
Liabilities under insurance contracts	652	—	627	—	See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a net fair value of EUR zero million at December 31, 2017 (December 31, 2016 and 2015: net fair value of EUR-1 million and €46 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

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

-

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

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-	Callable interest rate Derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
-	Trading Derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.

During 2016, the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it started to receive prices of interest rate derivatives with the option of a clear type of discount for euros and U.S. dollars and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type euros and U.S. dollars and derivatives on stock baskets had become measurable and considered observable parameters, and therefore, these products were reclassified from Level 3 to Level 2.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank's directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net amount recognized in profit and loss in 2017 arising from models whose significant inputs are unobservable market data (Level 3) amounted to a  €116 million loss (€60 million profit in 2016 and €28 million loss in 2015).

The table below shows the effect, at December 31, 2017 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

							Impacts (in millions of euros)
Portfolio / Instrument					Weighted		Unfavorable		Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range		average		scenario		scenario
Financial assets held for trading
Derivatives	Present Value Method	Curves on TAB indices (*)		(a)		(a)	(0.2)		0.2
		Long-term volatility in MXN		(a)		(a)	(0.1)		0.1
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%		2.42%		(25.9)		27.7
		HPI spot rate	n/a		772.64	(**)	(9.4)		9.4
		FX Volatility in long term	11%‑21%		15.7%		(1.8)		0.3
	Standard Gaussian Copula Model	Probability of default	0%‑5%		2.32%		(2.4)		2.1
		Reversal to the average interest rate	(2%)‑2%		0.0%		(1.1)		1.1
Other financial assets designated at fair value through profit or loss
Customers	Probability-weighted set (per forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%‑5%		2.57%		(6.7)		6.3
Debt and equity instruments	Probability-weighted set (per forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%‑5%		2.42%		(7.6)		8.2
		HPI spot rate	n/a		772.64	(**)	(12.5)		12.5
Financial assets available-for-sale
Debt and equity instruments	Present Value Method and other	Default and prepayment rates, cost of capital, long-term earnings growth rate		(a)		(a)	(3.0)		3.0
		Litigation contingencies	0%‑100%		35%		(22.0)		11.8

Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%		2.32%		(9.4)		8.1
		HPI spot rate	n/a		727.14	(**)	(9.2)		10.0
		Curves on TAB indices (*)		(a)		(a)	—		—
	Advanced multi-factor interest rate models	Mean reversion of interest rates	(2%)‑2%		0.01		(0.6)		0.6

Hedging derivatives (liabilities)
Derivatives	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001‑0.03		0.01	(***)	—		—

Financial liabilities designated at fair value through profit or loss	—	—	—		—			(b)		(b)

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

(a)    The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 b.p. for the total sensitivity to this index in Chilean pesos and UFs. The same applies for interest rates in MXN (Mexican peso).

(b)    The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual value is positive (asset) or negative (liability), and discloses the joint effect associated with the corresponding instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in 2017, 2016 and 2015 were as follows:

	2016	Changes								2017
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Millions of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	341	45	(21)	—	—	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	—	—	(1)	—	—	—	32
Derivatives	301	45	(14)	—	—	(128)	—	200	1	405
Swaps	55	1	(6)	—	—	(59)	—	200	(2)	189
Exchange rate options	2	5	—	—	—	(2)	—	—	—	5
Interest rate options	173	—	—	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	—	—	(18)	—	—	(2)	5
Other	45	39	(7)	—	—	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	—	—	(7)	—	—	—	18
Swaps	27	—	(2)	—	—	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	—	—	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	—	—	3	—	—	(3)	72
Debt instruments	237	—	(7)	—	—	(21)	—	—	(10)	199
Equity instruments	14	—	—	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(239)	—	(5)	—	59	(6)	160	626
TOTAL ASSETS	1,349	46	(271)	—	(5)	(156)	59	194	147	1,363

Financial liabilities held for trading	69	33	(3)	—	—	(38)	—	126	(5)	182
Derivatives	69	33	(3)	—	—	(38)	—	126	(5)	182
Swaps	1	—	—	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	—	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	—	—	(2)	41
Other	1	12	—	—	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	33	(3)	—	—	(40)	—	126	(6)	196

	2015	Changes								2016
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Millions of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656
TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349

Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8
TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

	2014	Changes								2015
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Millions of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	1,191	—	(272)	—	—	24	—	(2)	9	950
Debt and equity instruments	85	—	(38)	—	—	(3)	—	(2)	1	43
Derivatives	1,106	—	(234)	—	—	27	—	—	8	907
Swaps	116	—	(63)	—	—	2	—	—	(1)	54
Interest rate options	768	—	(119)	—	—	(28)	—	—	(2)	619
Index and securities options	111	—	(45)	—	—	51	—	—	3	120
Other	111	—	(7)	—	—	2	—	—	8	114
Hedging derivatives (Assets)	—	—	—	—	—	1	—	17	—	18
Swaps	—	—	—	—	—	1	—	17	—	18
Financial assets designated at fair value through profit or loss	680	7	(47)	—	—	(64)	—	—	(62)	514
Loans and advances to customers	78	—	(5)	—	—	2	—	—	6	81
Debt instruments and Equity instruments	602	7	(42)	—	—	(66)	—	—	(68)	433
Financial assets available-for-sale	716	18	(75)	—	(72)	—	271	139	2	999
TOTAL ASSETS	2,587	25	(394)	—	(72)	(39)	271	154	(51)	2,481

Financial liabilities held for trading	536	4	(230)	—	—	(15)	—	—	7	302
Derivatives	536	4	(230)	—	—	(15)	—	—	7	302
Swaps	49	—	(47)	—	—	(1)	—	—	—	1
Interest rate options	294	—	(71)	—	—	(30)	—	—	1	194
Index and securities options	193	4	(112)	—	—	16	—	—	6	107
Hedging derivatives (Liabilities)	—	—	(16)	—	—	8	—	5	14	11
Swaps	—	—	(16)	—	—	8	—	5	14	11
Financial liabilities designated at fair value through profit or loss	16	—	(9)	—	—	(4)	—	—	8	11
TOTAL LIABILITIES	552	4	(255)	—	—	(11)	—	5	29	324

iv.    Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognized under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

-

Financial assets available-for-sale are recognized temporarily under Items that may be reclassified to profit or loss – Financial assets available-for-sale, unless they relate to exchange differences, in which case they are recognized in Other comprehensive income under Items that may be reclassified to profit or loss - Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognized in Exchange differences (net) in the consolidated income statement.

-

Items charged or credited to Items that may be reclassified to profit or loss – Financial assets available-for-sale and Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity remain in the Group's consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

-

Unrealized gains on Financial assets available-for-sale classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.

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

b.In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in Other comprehensive income -- under Items that may be reclassified to profit or loss -- Hedging derivatives -- Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in Other comprehensive income under Items that may be reclassified to profit or loss -- Hedges of net investments in foreign operations until the gains or losses -- on the hedged item are recognized in profit or loss.

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

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2017, 2016 and 2015:

	December 31, 2017
	Millions of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet

Derivatives	103,740	(37,960)	65,780
Reverse repurchase agreements	56,701	(7,145)	49,556
Total	160,441	(45,105)	115,336

	December 31, 2016
	Millions of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet

Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946
Total	180,838	(47,472)	133,366

	December 31, 2015
	Millions of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet

Derivatives	127,017	(42,566)	84,451
Reverse repurchase agreements	59,158	(2,066)	57,092
Total	186,175	(44,632)	141,543

	December 31, 2017
	Millions of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet

Derivatives	103,896	(37,960)	65,936
Repurchase agreements	110,953	(7,145)	103,808
Total	214,849	(45,105)	169,744

	December 31, 2016
	Millions of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet

Derivatives	127,784	(45,259)	82,525
Repurchase agreements	82,543	(2,213)	80,330
Total	210,327	(47,472)	162,855

	December 31, 2015
	Millions of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet

Derivatives	127,917	(42,566)	85,351
Repurchase agreements	97,169	(2,066)	95,103
Total	225,086	(44,632)	180,454

Also, the Group has offset other items amounting to €1,645 million (December 31, 2016 and 2015: €1,742 million and €2,036 million, respectively).

At December 31, 2017 the balance sheet shows the amounts €97,017 million (2016: €110,445 million) on derivatives and repos as assets and €153,566 million (2016: €137,097 million) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g)Impairment of financial assets

i.Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

-	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.
-	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the adjustment of the value of the impaired financial instruments is charged to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment loss is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than 90 days past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: the minimum period of two year has elapsed since the refinancing date, the holder has paid the accrued principal and interest accounts, and the customer has no other operation with overdue amounts of more than 90 days.

The following constitute effective guarantees:

a)    Mortgage guarantees on housing as long as they are first duly constituted and registered in favor of the entity. The properties include:

i.	Buildings and building elements, distinguishing among:
-	Houses;
-	Offices commercial and multi-purpose premises;
-	Rest of buildings such as non-multi-purpose premises and hotels.
ii.	Urban and developable ordered land.
iii.

Rest of properties that classified in: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)    Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)    Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favor of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)    Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the transaction and implying direct and joint liability to the entity of persons or entities whose solvency is sufficiently proven to ensure the reimbursement of the operation on the agreed terms.

The balances relating to impaired assets continue to be recognized on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears, or, before reaching this seniority, when the amount not covered by effective guarantees has been maintained with a credit risk coverage of 100% for more than two years, unless they have effective collateral that covers at least 10% of the gross book value of the operation.

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

Impairment losses allowances on debt instruments carried at amortized cost represent the best management estimate of the incurred losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

-

Individually: Significant debt instruments considered by the Group where impairment evidence exists. Consequently, this category includes mainly wholesale banking clients - Corporations, Earmarked Funding and Financial Institutions- as well as part of the larger Companies -Chartered- and developers from retail banking.

At balance sheet date, the group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

-	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.
-	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.
-	Generalized delay in payments or insufficient cash flows to cover debts.
-	The lender, for economic or legal reasons related to the borrower’s financial difficulties, grants the borrower concessions or advantages that otherwise would not have been granted.
-	The borrower enters a bankruptcy situation or in any other situation of financial reorganization.

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

-

Collectively, in all other cases: clients considered by the Group as “standardized”, and all other clients considered by the Group as non significant, grouping those instruments with similar credit risk features, that may indicate the debtor's ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualized but an impairment does not exist.

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

The Group's internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances known at the time of the evaluation. For these purposes, impairment losses are the losses incurred at the balance sheet date of preparation of the consolidated annual accounts calculated using statistical procedures.

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

-	The various types of risks to which each instrument is subject; and
-	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The loss incurred is calculated by multiplying three factors: exposure at default (EAD), probability of default (PD) and Loss given default (LGD). These parameters are also used to calculate economic capital and to calculate BIS (Bank for International Settlements) II regulatory capital under internal models (see Note 1.e).

-	Exposure at default is the amount of risk exposure estimated at the date of default by the counterparty.
-	Probability of default is the probability of the counterparty failing to meet its principal and/or interest payment obligations.

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

-	Loss given default: is the loss produced in case of impairment. It mainly depends on the update of the guarantees associated with the operation and the future flows that are expected to be recovered.

In addition to the factors mentioned above, the incurred loss calculation also contemplate point-in-time adjustments for the PD and LGD factors which consider historical experience and other specific information reflecting actual conditions.

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

This information is provided in more detail in Note 54.c (Credit risk).

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

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of March 27. The main appraisal companies and agencies with which the Group worked in Spain in 2017 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

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

At December 31, 2017 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by €613 million; however, in accordance with the accounting standards, this unrealized gain could not be recognized.

The valuation of the portfolio of non-current assets held for sale has been made in compliance with the requirements of International Financial Reporting Standards in relation to the estimate of the fair value of tangible assets and the value-in-use of financial assets.

The value of the portfolio is determined as the sum of the values of the individual elements that compose the portfolio, without considering any total or batch grouping in order to correct the individual values.

In the case of real estate assets foreclosed in Spain, which represent 91.53% of the Group's total Non-Current assets held for sale, the valuation of the portfolio is carried out by applying the following models:

-

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

-

Market Value Model according to the Evolution of Market Values issued in the valuation of property developments in progress. The current market value of the properties is estimated on the basis of complete individual valuations of third parties, calculated from the values of feasibility studies and development costs of the promotion, as well as selling expenses, distinguishing by location and typology of the property. The valuation of real estate assets under construction is made considering the current situation of the property and not considering the final value of the property. Valuations made using this method are considered as Level 3.

-

Market Value Model according to the Statistical Evolution of Lands Values (Methodology used in the valuation of lands). A statistical update method is used, taking as reference the indexes published by the Ministry of Development applied to the latest individual valuations (appraisals) carried out by independent valuation companies and agencies. Valuations made using this method are considered as Level 2.

In addition, in relation to the previously mentioned valuations, less costs to sell, are contrasted with the sales experience of each type of asset in order to confirm that there is no significant difference between the sale price and the valuation.

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

The Group controls its insurance risk as follows:

-	By applying a strict methodology in the launch of products and in the assignment of value thereto.
-	By using deterministic and stochastic actuarial models for measuring commitments.
-	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.
-	By establishing an operating framework for credit risks.
-	By actively managing asset and liability matching.
-	By applying security measures in processes.

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

Insurers' results relating to their insurance business are recognized, according to their nature, under the related consolidated income statement items.

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

At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

-

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

-

The carrying amount recognized in the consolidated balance sheet of its insurance contract liabilities (See Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity's portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealized gains or losses on assets of the Group's insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

-	Non-life insurance provisions:
i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.
ii)

Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

-	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:
iii)

Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

iv)

Mathematical provisions: these relate to the value of the insurance companies' obligations, net of the policyholders' obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalization system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

-

Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

-

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

-

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

ii.    Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to capital appreciation.

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

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee's purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

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

i.Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

-

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities' balance sheets.

-

If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

-

The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group's geographical and/or business segments.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

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

Internally developed computer software

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

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

-

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

The Group's consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (See Note 25):

-	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.
-

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

q)Court proceedings and/or claims in process

-	At the end of 2017 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

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

Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.

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

t)Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

ii.Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is carried out.

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

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group's consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognized under Fee and commission income in the consolidated income statement.

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

The Group's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognized under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (See Note 25).

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

Post-employment benefits are recognized as follows:

-	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.
-

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions or reversal of provisions.

-	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.
-

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

-

Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

-	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).
-	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

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

-	The Group classifies as cash and cash equivalents the balances recognized under Cash, cash balances at Central Banks and other deposits on demand in the consolidated balance sheet.
-	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.
-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In relation with the cash flows corresponding to the interest received and paid, no significant differences exist between those and the ones registered in the statement of profit or loss. For that reason they are not disaggregated separately in the consolidated cash flow statement: except from those corresponding to cash flow liabilities of the financing activities which, although they are not significant, have been disaggregated in Note 23.b.

Also, dividends received and delivered by the Group are detailed in Notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3.     Santander Group

a)Banco Santander and international Group structure

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

At the international level, the various banks and other subsidiaries, joint ventures and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

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

b)Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Acquisition of Banco Popular Español, S.A.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular as a result of a competitive sale process organized in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution:

-

All the shares of Banco Popular outstanding at the closing of market on June 7, 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

-

All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

The transaction has been approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated, except for the pending approval for the acquisition of certain affiliates of Banco Popular located in United States.

In accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. The fair value is provisional, according to the applicable regulations, due to the period from the acquisition date and its complex valuation.

The detail of this provisional fair value of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions
As of June 7, 2017	of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables (*)	82,057
Investments	1,815
Intangible assets (*)	133
Tax assets (*)	3,945
Non-current assets held for sale (*)	6,531
Other assets	6,259
Total assets	124,546
Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions (***)	1,816
Other liabilities	4,850
Total liabilities (**)	124,794
Net assets	(248)
Purchase consideration	—
Goodwill	248

(*)The main provisional fair value adjustments are the following:

-

Loans and receivables: In the estimation of their fair value, impairment have been considered for an approximate amount of €3,239 million, considering, among others, the sale process carried out by the Bank.

-	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of €3,806 million, approximately.
-	Intangible assets: Includes value reductions amounting to approximately of €2,469 million, mainly recorded under the “Intangible assets - goodwill”.
-	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of €1,711 million.

(**)  After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***) As a result of the resolution of Banco Popular Español, S.A. and in accordance with the information available to date, it includes the estimated cost of €680 million relating to the potential compensation to the shareholders of Banco Popular Español, S.A. of which €535 million have been applied to the fidelity action (See note 1.h).

As the fair value of the identifiable net assets acquired was lower than the total consideration paid, goodwill arises on the acquisition. This goodwill is attributable to the commercial business in Spain. The provisional fair value adjustments were based, among others, on different methodologies and valuation processes that are commonly accepted in the market for credit and real estate portfolios as well as for financial investments.

In compliance with the accounting standards in force and, in accordance with paragraph 45 of IFRS 3 “Business Combinations”, the acquirer entity must comply with the period of one year from the acquisition date in order to perform the business combination and the measurement of the fair values of the assets and liabilities of the acquired entity. Accordingly, measurements conducted by the Group are the best available estimation on the date of the preparation of the present consolidated financial statements and therefore, they are provisional and cannot be considered as definitive. However, the Group doesn’t expect significant changes on such amount until the end of the term the Group has to consider the valuation as definitive. Likewise from the acquisition date until December 31, 2017 there have not been any significant changes on the fair value of the acquired assets and assumed liabilities in this business combination.

The amount contributed by this business to the group net profit from the acquisition and the impact to the net profit obtained by the group resulting from the operation if the transaction had been made on January 1, 2017 are not material.

ii. Sale agreement of Banco Popular’s real estate business

On August 8, 2017, we announced that Banco Popular had executed the agreements with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions.

Closing of the transaction involved the creation of a series of companies, in which Blackstone has a 51% interest and Banco Popular the remaining 49%, to which Banco Popular and some of its affiliates transferred the Business and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. (“Aliseda”). The valuation attributed to the assets of the Business (real estate assets, non-performing loans and real estate companies, not including Aliseda) was approximately €10 billion. From closing, Blackstone has undertaken the management of the Business.

As of December 31, 2017, in accordance with IFRS 5, the assets related to this transaction have been non-current assets held for sale. The results generated by these assets during the year 2017 do not have a material impact on the Group's income statement. The operation involves the derecognition of these assets from the Group's balance sheet, without material impact on the income statement.

iii. Purchase of the shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

On July 2, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.

On November 15, 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, the Group completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of US$ 942 million (€800 million), which have caused a decrease of €492 million in the non-controlling interests balance and another reduction to reserves of €307 million. After this operation, the participation of the Group in SCUSA increases to approximately 68.12%.

iv. Agreement with Santander Asset Management

a)	Acquisition 50% Santander Asset Management

On November 16, 2016, after the agreement with Unicredit Group on July 27, 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander will acquire 50% of Santander Asset Management.

Santander Group disbursed a total amount of €545 million and assumed financing of €439 million, with the business combination having generated a goodwill of €1,173 million and €320 million of “intangible assets - contracts and relationships with customers” identified in the preliminary purchase price allocation, without other value adjustments to net assets of the business. Likewise, the market valuation of the previous participation held has not had an impact on the Group's income statement.

Considering that the main activity of the business is asset management, the main part of its activity are recorded off balance sheet. The main net assets acquired, in addition to the aforementioned intangible assets, are net deposits in credit institutions (€181 million) and net tax assets (€176 million). Given their nature, the fair value of these assets and liabilities do not differ from the book value recorded.

In compliance with the current applicable regulations and, in accordance with the provisions of paragraph 45 of the IFRS 3 “Business Combinations”, the acquirer has one year from the date of acquisition to account for this business combination and to state the assets and liabilities of the entity acquired at their fair values. In this respect, the measurements made by the Group represent the best estimate available as at the date of preparation of the consolidated annual financial statements which should be considered provisional and not still definite. Nevertheless, the Group does not expect significant changes in the mentioned amount until the valuation must be deemed as definite.

The amount that the business contributed to the revenue and profit attributable to the Group, from the acquisition date and considering the acquisition as if it had taken place on January 1, 2017 is not material.

b)	Sale participation Allfunds Bank

As part of the transaction, which consists in the acquisition of 50% of Santander Asset management that was not owned by Santander Group, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. ("Allfunds Bank"), including a possible sale or a public offering. On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

On November 21, 2017 the Group announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank's capital, obtaining an amount of €501 million from the sale of its 25% stake in Allfunds Bank, resulting in gains net of tax of €297 million, which were recognized as gains or losses on disposal of non-financial assets and investments, net, within the statement of profit or loss.

v. Agreement with Banque PSA Finance

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

On May 1, 2015, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to €23 million. On August 3 the Group acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (actually Santander Consumer Services, S.A. and a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for €10 million and €25 million, respectively. On October 1, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed €181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, the agreement obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to €464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA (actually Santander Finance Arrendamiento Mercantil, S.A.) where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed €79 million to the Group’s profit. Had the business combination taken place on January 1, 2016, the profit contributed to the Group in 2016 would have been approximately €118 million.

vi. Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. (actually Carfinco Financial Group Inc.) was incorporated, a company 96.4% owned by Banco Santander and 3.6% owned by certain members of the former management group. On March 6, 2015, all of Carfinco was acquired through the aforementioned holding company for €209 million, giving rise to goodwill of €162 million.

In 2015 this business contributed €6 million to the Group’s profit. Had the business combination taken place on January 1, 2015, the profit contributed to the Group in 2015 would have been approximately €7 million.

vii. Metrovacesa agreement - Merlin

On June 21, 2016, Banco Santander hereby reached an agreement with Merlin Properties, SOCIMI, S.A., together with the other shareholders of Metrovacesa, S.A., for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial SOCIMI, S.A. (before, Testa Residencial, S.L.) The other assets of

Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

Regarding the General Meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. on September 15, 2016 where not only the operation was not approved.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favor of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.

As a result of the integration, Santander Group has increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential, SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the Consolidated Group’s balance of this division have been; decrease of €3,800 million in real estate investment (see Note 16), decrease of €621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of EUR: 1,168 and 307 million, respectively. (See Note 13.a).

viii. Banco Internacional do Funchal (Banif)

On December 21, 2015, the Group announced that the Bank of Portugal, as the ruling authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Group.

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

Since the acquisition took place by the end of December 2015, these businesses did not contribute materially to the Group’s profit for the year ended December 31, 2015.

ix. Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, the Group announced that its subsidiary Bank Zachodni WBK S.A., together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency, and including the acquisition of shares of DB Securities, S.A. (Poland), for an estimated amount of €305 million that will be paid in cash and shares of Bank Zachodni WBK S.A. of new issuance.

The transaction, which is subject to obtaining the corresponding regulatory authorizations and its approval by the General Shareholders' Meetings of Bank Zachodni WBK S.A. and Deutsche Bank Polska, S.A., will not have a significant impact on the CET1 fully loaded capital of the Group.

c)Off-shore entities

According to current Spanish regulation, Santander has operations in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. These four jurisdictions comply with OECD standards in terms of transparency and exchange of information for tax purposes. Santander operates 3 subsidiaries and 4 branches in off-shore territories: these are governed by the tax regimes of those territories. Santander also has 4 subsidiaries in off-shore territories which are tax resident in the UK, where they pay tax. The Group has no presence in any of the 9 territories included in the European Union’s current blacklist, neither in non-cooperative territories for tax purposes as defined by the OECD in July 2017.

I)    Subsidiaries in off-shore territories.

At the reporting date, the Group has 3 subsidiaries resident in off-shore territories, two in Jersey (Whitewick Limited (inactive company) and Abbey National International Limited), and one in the Isle of Man, ALIL Services Limited. These subsidiaries contributed a profit of approximately €2.7 million to the Group’s consolidated profit in 2017. During the financial year 2017 one subsidiary resident in the Isle of Man has been liquidated.

II)   Off-shore branches.

Also, after the liquidation in 2017 of a branch in the Cayman Islands, the Group has 4 off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, consolidate their balance sheets and income statements and are taxed with, their respective foreign headquarters (Cayman Islands) or in the territories where they are located (Jersey and Isle of Man).

The aforementioned entities have a total of 138 employees as of December 2017.

III)  Subsidiaries in off-shore territories that are tax resident in the UK.

The Group also has 4 subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are tax residents in UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2018).

IV)  Other off-shore investments.

The Group manages from Brazil a segregated portfolio company called Santander Brasil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few financial investments located in tax havens including Olivant Limited in Guernsey, entity whose liquidation or sale is expected to be carried out soon.

V)   Impact of forthcoming changes to Spain’s tax law.

Spain signed Information Exchange Agreements with Jersey, Guernsey and the Isle of Man in 2015, that are expected to enter into force in 2018. In addition, it is expected to sign in the future with the Cayman Islands. In principle, all these territories would no longer have the status of tax havens for the purposes of Spanish legislation at the time these agreements enter into force, and as long as it is expressly indicated.

It is expected that during 2018 the Spanish Government will update the list of countries and territories that qualify as a tax haven, after the publication by the OECD and the European Union of their lists of non-cooperative jurisdictions that are discussed below, aligning to them.

VI)  OECD.

The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2017. In this sense it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes, since:

•

The first and/or second round of evaluations of the Global Forum on Transparency and Exchange of Information for Tax Purposes have been successfully passed in terms of their level of fiscal transparency and the effective application of the exchange of information of request (EOIR) standard.

•

They have committed to implement the automatic exchange of information (AEOI) standard and its Common Reporting Standard (CRS) exchange mechanism, with the first exchange of information expected in 2017.

•	They have also adhered to the Convention on Mutual Administrative Assistance in Tax Matters of the OECD and the Council of Europe, amended by the 2010 Protocol.

VII) The European Union.

On 5 December, 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period.

The EU blacklist, initially composed of 17 countries, according to a series of criteria, such as fiscal transparency, its corporate tax regimes (if they can be considered harmful), or the respect of the principles of the OECD to avoid the erosion of the tax base and the transfer of benefits (better known by the English term anti-BEPS). On January 23, 2018, the Economic and Financial Affairs Council (Ecofin) agreed to transfer 8 of them from the black list to the gray list, due to the commitments assumed by these jurisdictions to solve the deficiencies identified by the EU. The Group has no presence in any of the 9 territories included in the current blacklist.

As well as this, there is a list of 8 countries affected by the hurricanes in the Caribbean, which have received a grace period until February 2018 to send their commitments. Within this list, the Group only has presence in the Bahamas, which ceased to be considered a tax haven according to Spanish regulations, following the entry into force in 2011 of the Tax Information Exchange Agreement signed with Spain. In this jurisdiction, the Group has 7 subsidiaries (1 of them in liquidation and 1 tax resident in USA) and 1 branch in process of closing.

However, it must be taken into account that, from the point of view of the OECD, the Bahamas is a territory largely compliant with respect to transparency and exchange of information for tax purposes, especially since in December 2017 signed the Convention on Mutual Administrative Assistance in Tax Matters and joined the BEPS Project of the OECD.

Finally, the gray list, initially composed of 47 jurisdictions and currently of 55, although they meet the criteria to be on the blacklist of tax havens, have committed to correct their legal frameworks to align them with international standards. In this list are included the 4 jurisdictions in which the Group has presence and are off-shore territories in accordance with current Spanish legislation (Jersey, Guernsey, Isle of Man and Cayman Islands). These jurisdictions will have until the end of 2018 to fulfill the commitments or until 2019 if they are developing countries without international financial centers. Additionally, Hong Kong, Peru, Switzerland, Uruguay and Panama are included in the gray list, although according to Spanish legislation are not off-shore territories and have committed to modify their legislation. The Group has 2 subsidiaries and 1 branch located in Hong Kong, 5 subsidiaries in Peru (1 of them in liquidation), 6 subsidiaries in Switzerland, 13 subsidiaries in Uruguay (7 of which are in liquidation) and 1 subsidiary in Panama with reduced banking activity that has already received authorization from the Superintendency of Banks of Panama for its voluntary liquidation. At present, Spain has in force Double Taxation Agreements with exchange of information clause with Hong Kong, Switzerland, Uruguay and Panama.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of off-shore units.

The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2017 and 2016 (Deloitte in 2015).

4.    Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2017 that the Board of Directors proposed for approval by the shareholders at the annual general meeting is as follows:

Millions
of euros

First and third interim dividends and final dividend	2,898
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	99
2,997
Of which:
Approved at December 31, 2017 (*)	2,029
Final dividend	968
To voluntary reserves	9
Net profit for the year	3,006

(*)Recognized under Shareholders’ equity - Dividends and remuneration.

In addition to the €2,997 million indicated above, €543 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on April 7, 2017, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2017 profit in cash or new shares.

A remuneration of €0.22 per share, charged to the 2017 annual period, was proposed by the Board of Directors to the shareholders at the annual general meeting.

b)Earnings per share from continuing and discontinued operations

i.Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2017	2016	2015
Profit attributable to the Parent (millions of euros)	6,619	6,204	5,966
Remuneration of contingently convertible preference shares (CCP) (millions of euros) (Note 23)	(395)	(334)	(276)
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
	6,224	5,870	5,690
Of which:
Profit or Loss from discontinued operations (non-controlling interest net) (millions of euros)	—	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (millions of euros)	6,224	5,870	5,690
Weighted average number of shares outstanding	15,394,458,789	14,656,359,963	14,349,578,605
Adjusted number of shares	15,394,458,789	14,656,359,963	14,349,578,605
Basic earnings per share (euros)	0.404	0.401	0.397
Basic earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Basic earnings per share from continuing operations (euros)	0.404	0.401	0.397

ii. Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2017	2016	2015
Profit attributable to the Parent (millions of euros)	6,619	6,204	5,966
Remuneration of contingently convertible preference shares (CCP) (millions of euros) (Note 23)	(395)	(334)	(276)
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
	6,224	5,870	5,690
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)		—	—
Profit from continuing operations (net of non-controlling interests and CCP) (millions of euros)	6,224	5,870	5,690
Weighted average number of shares outstanding	15,394,458,789	14,656,359,963	14,349,578,605
Dilutive effect of options/rights on shares	50,962,887	45,754,981	27,227,606
Adjusted number of shares	15,445,421,676	14,702,114,944	14,376,806,211
Diluted earnings per share (euros)	0.403	0.399	0.396
Diluted earnings per share from discontinued operations (euros)	0.00	0.00	0.00
Diluted earnings per share from continuing operations (euros)	0.403	0.399	0.396

The capital increase (See Note 31.a) has an impact on the basic and diluted earnings per share of the previous years due to the alteration in the number of shares outstanding. Due to this fact, the information relating to the 2016 and 2015 periods has been recasted according to the applicable legislation.

5.    Remuneration and other benefits paid to the Bank’s directors and senior managers

The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2017 and 2016:

a)Remuneration of Directors

i.    Bylaw-stipulated emoluments

The annual General Meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting, was €6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2017 amounted to €4.7 million (€4.6 million in 2016).

Annual emolument

The amounts received individually by the directors in 2017 and 2016 based on the positions held by them on the board and their membership of the Board committees were as follows:

	Euros
	2017	2016
Members of the Board of Directors	87,500	85,000
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Chairman of the audit committee	50,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	50,000	50,000
Coordinating director	110,000	110,000
Non-executive deputy chairman	30,000	30,000

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

By resolution of the Board of Directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings -excluding Executive Committee meetings, for which no attendance fees have been established- were as follows:

	Euros
Meeting attendance fees	2017	2016
Board of Directors	2,600	2,500
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

ii.    Salaries

The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable remuneration consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

Establishes the following payments scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.
•

The remaining 60% is deferred over five years, as the case may be, in five portions provided that the conditions of permanence of the Group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second portion (payment in 2019 and 2020) is no subject to the long-term objectives.
•

The accrual of the third, fourth, and fifth portion (payment in 2021, 2022 and 2023), is also linked to certain objectives related to the period 2017-2019 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be applied to the deferred amount in these three annuities, being the maximum amount determined at the end of the 2017.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as the deferred payment and subject to long-term goals will be settled 50% in cash and the remaining 50% in Santander shares.

iii.Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2017 and 2016 is provided below:

	Thousands of euros
	2017															2016
	Bylaw-stipulated emoluments							Short-term and deferred (not subject to long-term goals) salaries of
	Annual emolument							executive directors
						Risk
						supervision,
						regulation and	Attendance		Variable –
						compliance	fees		Immediate payment		Deferred variable			Other
		Executive	Audit	Appointments	Remuneration	oversight	And		In	In	In	In		remuneration
Directors	Board	committee	committee	committee	committee	committee	commissions	Fixed	cash	shares	cash	shares	Total	(a)	Total	Total
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	88	170	—	—	—	—	44	2,500	1,370	1,370	822	822	6,884	689	7,874	7,279
Mr. José Antonio Álvarez Álvarez	88	170	—	—	—	—	44	2,000	916	916	550	550	4,932	1,203	6,436	6,006
Mr. Rodrigo Echenique Gordillo	88	170	—	—	—	—	38	1,500	714	714	428	428	3,785	201	4,281	3,824
Mr. Matías Rodríguez Inciarte (1)	80	155	—	—	—	—	41	1,568	698	698	419	419	3,803	188	4,266	4,474
Mr. Guillermo de la Dehesa Romero	118	170	—	25	25	40	95	—	—	—	—	—	—	—	473	461
Mr. Bruce Carnegie-Brown	378	170	—	25	25	40	94	—	—	—	—	—	—	—	731	721
Mr. Ignacio Benjumea Cabeza de Vaca	88	170	—	25	25	40	97	—	—	—	—	—	—	106	550	945
Mr. Francisco Javier Botín-Sanz de
Sautuola y O’Shea (2)	88	—	—	—	—	—	36	—	—	—	—	—	—	—	124	115
Mrs. Sol Daurella Comadrán	88	—	—	25	25	—	69	—	—	—	—	—	—	—	207	191
Mr. Carlos Fernández González	88	—	40	25	—	40	93	—	—	—	—	—	—	—	285	254
Mrs. Esther Giménez-Salinas i Colomer	88	—	—	—	—	21	54	—	—	—	—	—	—	—	162	122
Mr. Ángel Jado Becerro de Bengoa (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231
Mrs. Belén Romana García	138	—	40	—	—	40	80	—	—	—	—	—	—	—	297	219
Mrs. Isabel Tocino Biscarolasaga (4)	80	155	36	—	23	36	87	—	—	—	—	—	—	—	418	442
Mr. Juan Miguel Villar Mir	88	—	19	—	—	19	44	—	—	—	—	—	—	—	170	235
Mr. Homaira Akbari (5)	88	—	21	—	—	—	51	—	—	—	—	—	—	—	159	32
Mr. Ramiro Mato García Ansorena (6)	8	15	4	—	—	4	6	—	—	—	—	—	—	—	36	—
Total 2017	1,675	1,345	160	125	123	280	972	7,568	3,699	3,699	2,219	2,219	19,404	2,387	26,470	—
Total 2016	1,645	1,360	190	143	143	277	859	7,710	3,340	3,340	2,004	2,004	18,398	2,536		25,551

(1)

Ceased to be a member of the Board on November 28, 2017. This table shows the remuneration information until his ceased as a member of the board. The remuneration information for his performance as executive vice president since November 28, 2017 is included in the corresponding section.

(2)	All the amounts received were repaid to the Fundación Marcelino Botín.

(3)	Ceased to be a member of the board on September 27, 2016.
(4)	Ceased to be a member of the board on November 28, 2017.
(5)	Appointed director effective from September 27, 2016.
(6)	Appointed to be a member of the board.

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

	Thousands of euros
	2017			2016
	Variable subject to
	Long-term
	objectives(2)
	In cash	In shares	Total	Total (2)
Mrs. Ana Botín-Sanz de Sautuola y O’Shea	863	863	1,726	1,518
Mr. José Antonio Álvarez Álvarez	577	577	1,154	1,026
Mr. Rodrigo Echenique Gordillo	450	450	900	760
Mr. Matías Rodríguez Inciarte(1)	440	440	880	904
Total	2,330	2,330	4,660	4,208

(1)	Ceased to be a member of the board on November 28, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.
(2)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2021, 2022 and 2023, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been measured on the date of the concession of the scheme taking into account several possible behavioral assumptions (see Note 47).

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2017 and 2016 variable remuneration plans.

b)   Remuneration of the Board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank's directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2017 and 2016 the Bank's directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received €42 thousand as non-executive director of U.C.I., S.A. in 2017 and 2016, respectively.

c)   Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers' representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank's senior management - the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. This system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are employed by the Bank at the time, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

1 As provided for in the contracts of the executive directors and members of senior management prior to their modification, Mr. Matías Rodríguez Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum -i.e. in a single payment-, which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.

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

In accordance with the provisions of the remuneration regulations, contributions made that are calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, these contributions are subject to malus clauses and clawback according to the policy in force at any time and during the same period in which the variable remuneration is deferred. Likewise, they must be invested in Bank shares for a period of five years from the date of the termination of executive directors in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the remainder of the accumulated balance of the executive director, or will be paid to him or her beneficiaries had there been any contingency covered by the forecasting system.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2017 and 2016:

	Thousands of
	euros
	2017	2016
Ms. Ana Botín-Sanz de Sautuola y O’Shea (1)	45,798	43,156
Mr. José Antonio Álvarez Álvarez	16,151	15,107
Mr. Rodrigo Echenique Gordillo (2)	13,957	14,294
Mr. Matías Rodríguez Inciarte (3)	—	48,230
	75,906	120,787

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)

Executive director since January 16, 2015 Mr. Rodrigo Echenique Gordillo doesn´t participate in the pension system and the right to the bank to make contributions in its favor in this regard. The amount at December 31, 2017 and 2016, which correspond to him prior to his appointment as director of the bank executive director.

(3)	Ceased to be a member of the Board on November 28, 2017. The balance of his pensions rights as of December 31, 2017 is included in the Senior Managers section.

The payments made during 2017 to the members of the Board entitled to post-employment benefits amount to €0.9 million (€0.9 million in 2016).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2017 and 2016 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of
	euros
	2017	2016
Ms. Ana Botín-Sanz de Sautuola y O’Shea	2,707	2,521
Mr. José Antonio Álvarez Álvarez	2,456	2,249
	5,163	4,770

2 In the case of Mr. Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

3 Mr. Rodrigo Echenique Gordillo, appointed executive director on January 16, 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favour by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director. In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr. José Antonio Álvarez Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100%

of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

d)   Insurance

The Group has taken out life insurance policies for the Bank's directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank's executive directors:

	Insured capital
	(Thousands of euros)
	2017	2016
Ms. Ana Botín-Sanz de Sautuola y O’Shea	7,500	7,500
Mr. José Antonio Álvarez Álvarez	6,000	6,000
Mr. Rodrigo Echenique Gordillo	4,500	4,500
Mr. Matías Rodríguez Inciarte (1)	—	5,131
	18,000	23,131

(1)	Ceased to be member of the board on November 28, 2017.

During years 2017 and 2016, the Group has disbursed a total amount of €10.5 and 9.3 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of various types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2017 and 2016, there were no obligations in this connection to other directors.

e)    Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2017 and 2016 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2017 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2017 and 2016 where the conditions for the receipt thereof had been met (see Note 47):

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

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will based on the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank's Executive Directors for each year.

This plan and the Performance Shares (ILP) plan described below have been integrated in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on April 7, 2017.

ii) Performance shares plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015, as a result of their participation in the ILP (see Note 47).

Maximum number of shares ILP (Thousands of euros) 2015 (1)
2017

Ms. Ana Botín-Sanz de Sautuola y O’Shea	187,070
Mr. José Antonio Álvarez Álvarez	126,279
Mr. Rodrigo Echenique Gordillo	93,540
Mr. Matías Rodríguez Inciarte (2)	145,922
406,899

(1)

A proposal from the remuneration committee, the board of directors resolved to increase the number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 5,967 shares.

(2)

Ceased to be member of the board on November 28, 2017. The maximum number of shares corresponding to the plan held as of December 31, 2017 was 145,922 shares, including those approved to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017.

The accrual of the ILP and its amount are conditional on the behavior of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (December 31, 2018). Having finalized 2018, the corresponding amounts to be received by each exclusive director in relation to ILP (the ILP accrued amount) can be determined.

The shares to be delivered in 2019 to executive directors based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group's financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group's economic capital or risk profile.

With regards to the ILP of 2014, once fiscal years 2016 and 2017 have finished, the annual amount that, in each case, corresponds to each executive director after applying the percentage that results from the relevant metric (see Note 47) to one third of the agreed ILP amount, will be determined. For the accrual in 2017 and 2018, the referral RTA is the one that accumulates between January 1, 2014 and December 31, 2016 and until January 1, 2014. In both financial years, the position achieved in the RTA has not been such that determines the accrual of the second and third thirds; therefore, it has expired.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP has been implemented. In 2017 the second cycle corresponding to the same plan was approved. The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2017 has been approved by the Board of Directors and implemented through the first cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries of the plan, was authorized by the annual General Meeting of Shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (installment in 2019 and 2020) is not subject to the fulfilment of long-term objectives.
•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2017‑2019 and the metrics and scales associated with those objectives. These objectives are:

o	the growth of consolidated earnings per share in 2019 compared to 2016;
o	the relative performance of the Bank’s total shareholder return (RTA) in the period 2017‑2019 in relation to the weighted RTAs of a reference group of 17 credit institutions;
o	compliance with the fully loaded ordinary level 1 capital objective for the year 2019;

The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2017.

Both the immediate (short-term) and the deferred (long-term and conditioned) part are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group's remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

The application of malus and clawback is activated in cases in which there is poor financial performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)	Significant failures in risk management committed by the entity, or by a business unit or risk control.
(ii)	The increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures.
(iii)	Regulatory sanctions or judicial sentences from events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity.
(iv)

(Irregular conduct, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

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

The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the Board of Directors on the proposal of the remuneration committee and cannot be proposed once the last payment in shares corresponding to the plan is made in 2024.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bond is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2016, December 31, 2016 and 2017, as well as the gross shares that were delivered to them in 2016 and 2017, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee that the corresponding one-third of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plan 2012, 2013, 2014 and 2015 and of the deferred conditional and linked to multiannual objectives 2016 and 2017.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with preferential subscription rights of the Bank that look place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, €0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

													Variable
	Maximum	Shares delivered	Shares delivered	Shares delivered	Shares delivered	Variable	Maximum	Shares delivered	Shares delivered		Shares	Shares	remuneration
	number of	in 2016	in 2016	in 2016	in 2016	remuneration	number	in 2017	in 2017	Shares delivered	Delivered	arising form	2017	Maximum
	shares to be	(immediate	(deferred	(deferred	(deferred	2016 (maximum	of shares to be	(immediate	(deferred	in 2017 (deferred	in 2017 (deferred	the capital	(maximum	number of shares
	delivered at	payment 2015	payment 2014	payment 2013	payment 2012	number of	delivered at	payment 2016	payment 2015	payment 2014	payment 2013	increase of	number of	to be delivered at
	January 1,	variable	variable	variable	variable	shares to be	December 31,	variable	variable	variable	variable	July	shares to be	December 31,
Share-based variable remuneration	2016	remuneration)	remuneration)	remuneration)	remuneration)	delivered)	2016	remuneration)	remuneration)	remuneration)	remuneration)	2017	delivered) (1)	2017(4)
2012 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	34,958				(34,958)
Mr. José Antonio Álvarez Álvarez(2)	24,046				(24,046)
Mr. Matías Rodríguez Inciarte	41,529				(41,529)
	100,533				(100,533)
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	66,241			(33,121)			33,120				(33,120)
Mr. José Antonio Álvarez Álvarez(2)	39,121			(19,560)			19,561				(19,561)
Mr. Matías Rodríguez Inciarte	69,093			(34,546)			34,547				(34,547)
	174,455			(87,227)			87,228				(87,228)
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	182,444		(60,814)				121,630			(60,814)		905		61,721
Mr. José Antonio Álvarez Álvarez (2)	78,726		(26,242)				52,484			(26,242)		390		26,632
Mr. Matías Rodríguez Inciarte (3)	139,088		(46,363)				92,725			(46,363)		690		47,052
	400,258		(133,419)				266,839			(133,419)		1,985		135,405
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	528,834	(211,534)					317,300		(63,460)			3,777		257,617
Mr. José Antonio Álvarez Álvarez (2)	351,523	(140,609)					210,914		(42,183)			2,511		171,242
Mr. Rodrigo Echenique Gordillo	260,388	(104,155)					156,233		(31,247)			1,860		126,846
Mr. Matías Rodríguez Inciarte	361,118	(144,447)					216,671		(43,334)			2,579		175,916
	1,501,863	(600,745)					901,118		(180,224)			10,727		731,621
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea						592,043	592,043	(236,817)				5,286		360,512
Mr. José Antonio Álvarez Álvarez (2)						399,607	399,607	(159,843)				3,568		243,332
Mr. Rodrigo Echenique Gordillo						295,972	295,972	(118,389)				2,643		180,226
Mr. Matías Rodríguez Inciarte						352,455	352,455	(140,982)				3,147		214,620
						1,640,077	1,640,077	(656,031)				14,644		998,690
2017 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea													574,375	574,375
Mr. José Antonio Álvarez Álvarez (2)													384,118	384,118
Mr. Rodrigo Echenique Gordillo													299,346	299,346
Mr. Matías Rodríguez Inciarte (3)													292,771	292,771
													1,550,610	1,550,610

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
(3)

Ceased to be a member of the Board on November 28, 2017. The shares corresponding to their variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president on December 2, 2017 including in the Note 5.g.

(4)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 199,234 shares arising from his participation in the corresponding plans during his term as executive vice president.

Also, the table below show the cash delivered in 2017 and 2016, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee that one-third relating to each plan had accrued:

	Thousands of euros
	2017		2016
		Cash		Cash paid
		paid (one-third of		(one-third of
		deferred		deferred
	Cash paid	payment	Cash paid	payment
	(immediate	2015, 2014	(immediate	2014, 2013
	payment 2016	and	payment 2015	and
	variable	2013 variable	variable	2012 variable
	remuneration)	remuneration)	remuneration)	remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,205	825	840	826
Mr. José Antonio Álvarez Álvarez (1)	814	461	558	448
Mr. Rodrigo Echenique Gordillo	603	124	414	—
Mr. Matías Rodríguez Inciarte	718	690	574	784
	3,339	2,099	2,386	2,058

(1)	Includes paid cash corresponding to your participation in the corresponding plans during the time as executive vice president.

v) Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to January 1, 2016 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2017 and 2016 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered (1)	2017	2016
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	200,097
Deferred conditional variable remuneration plan (2015)	67,472	83,103
Plan performance shares (ILP 2015)	51,447	50,693

Number of shares delivered	2017	2016
Deferred conditional variable remuneration plan (2012)	—	120,297
Deferred conditional variable remuneration plan (2013)	80,718	80,718
Deferred conditional variable remuneration plan (2014)	100,049	100,049
Deferred conditional variable remuneration plan (2015)	16,621	55,402

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 3,233 shares.

In addition, €1,224 thousand and €1,931 thousand relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2017 and 2016.

f)     Loans

The Group's direct risk exposure to the Bank's directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm's-length transactions or the related compensation in kind was recognized:

	Thousands of euros
	2017			2016
	Loans			Loans
	and			and
	credits	Guarantees	Total	credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	10	—	10	—	—	—
Mr. José Antonio Álvarez	9	—	9	9	—	9
Mr. Bruce Carnegie-Brown	—	—	—	2	—	2
Mr. Matías Rodríguez Inciarte (1)	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	22	—	22	21	—	21
Mr. Javier Botín-Sanz de Sautuola y O'Shea	17	—	17	4	—	4
Mrs. Sol Daurella Comadran	27	—	27	25	—	25
Mr. Ignacio Benjumea Cabeza de Vaca	—	—	—	2	—	2
Mrs. Belen Romana Garcia	3	—	3	—	—	—
Mr. Guillermo de la Dehesa Romero	—	—	—	11	—	11
	88	—	88	74	—	74

(1)	Ceased to be a board director on November 28, 2017. On December 31, 2017, to loans and credits amounted to €13 thousands (€16 thousands in 2016).

g)   Senior managers

In 2016 the Bank's Board of Directors approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2017 and those at December 31, 2016, excluding the remuneration of the executive directors, which is detailed above:

Thousands of euros
Short-term salaries and deferred remunation
Variable
remuneration
			(bonus) -		Deferred
			Immediate		variable
			payment		remuneration
	Number of		In	In	In	In	Other
Year	persons	Fixed	cash	shares (2)	cash	shares	remuneration (1)	Total
2017	19	17,847	8,879	8,879	4,052	4,052	7,348	51,058
2016	18	17,258	8,126	8,126	3,745	3,745	4,430	45,430

(1)	Includes other remuneration items such as life insurance premiums and localization aids totaling €692 thousand (2016: €557 thousand).
(2)	The amount of the immediate payment in shares for 2017 relates to Santander shares 1,430,143 (2016: 1,596,248 Santander shares) and 225,564 shares of Banco Santander Mexico, S.A.
(3)

Additional, and as a result of the incorporation and compensation agreements of long-term and deferred compensation lost in previous jobs, compensations have been agreed in 2017 for the amount of €4,650 thousand and 648,457 shares of Banco Santander. These compensations are partially subject to deferral and / or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2017 and 2016 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47).

	Thousands of euros
		Deferred salaries (1)
Year	Number of people	Cash payment	Share payment	Total
2017	19	4,255	4,255	8,510
2016	18	3,933	3,933	7,866

(1)

Relates in 2017 with the fair value of the maximum annual amounts for years 2021, 2022 and 2023 of the second cycle of the deferred conditional variable remuneration plan (2020, 2021 and 2022 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2016).

Also, executive vice presidents who retired in 2017 and, therefore, were not members of senior management at year-end, received in 2016 salaries and other remuneration relating to their retirement amounting to €5,237 thousand, and remained entitled to long-term salary remuneration of €999 thousand.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2017 and 2016 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of
shares to be delivered	2017	2016

Deferred conditional variable remuneration plan (2013)	—	271,996
Deferred conditional variable remuneration plan (2014)	323,424	759,950
Deferred conditional variable remuneration plan (2015)	1,296,424	1,981,670
Performance shares plan ILP (2015)	1,050,087	1,339,506
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,854,495	1,954,431
Deferred conditional variable remuneration plan and linked to objectives (2017) (2)	1,779,302	—

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 66,339 shares.

(2)	Also, they were entitled to a maximum of 225,564 Banco Santander (México) S.A. shares at December 31, 2017.

In 2017 and 2016, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2017	2016

Deferred conditional variable remuneration plan (2012)	—	251,445
Deferred conditional variable remuneration plan (2013)	226,766	271,996
Deferred conditional variable remuneration plan (2014)	318,690	379,978
Deferred conditional variable remuneration plan (2015)	349,725	—

As indicated in Note 5.c above, in 2012 the contracts of the members of the Bank's senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

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

Likewise, they must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

The balance as of December 31, 2017 in the pension system for those who were part of senior management during the year amounted to EUR: 118.7 million (EUR: 99.3 million in December 31, 2016).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to €14.5 million in 2017 (EUR: 12.9 million in 2016).

In 2017 there is no payments in the form of a single payment of the annual voluntary pre-retirement allowance (EUR: 6.7 million in 2016).

Additionally, the capital insured by life and accident insurance at December 31, 2017 of this group amounts to €53.6 million (EUR: 59.1 million at December 31, 2016).

h)Post-employment benefits to former Directors and former executive vice presidents

The post-employment benefits and settlements paid in 2017 to former directors of the Bank, other than those detailed in Note 5.c amounted to €26.2 million (2016: €7.3 million). Also, the post-employment benefits and settlements paid in 2017 to former executive vice presidents amounted to €17.7 million (2016: €134.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to €0.5 million in 2017 (€0.66 million in 2016). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to €5.5 million in 2017 (€6.6 million in 2017)

In 2017 a period provision of €0.5 million (release of €0.3 million in 2016) was recognized in the consolidated income statement in connection with the Group's pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and a period provision of €5.6 million was also recognized in relation to former executive vice presidents (2016: a period provision of €0.5 million was recognized).

In addition, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet as at December 31, 2017 included €81.8 million in respect of the post-employment benefit obligations to former Directors of the Bank (December 31, 2016: €96.8 million) and €175.8 million corresponding to former executive vice presidents (2016: €171 million).

i)Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 16% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.

j)Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to the compensation that corresponds to the non-competition obligations, as detailed in the remuneration policy of the directors

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

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

k)Information on investments held by the directors in other companies and conflicts of interest

None of the members of the Board of Directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

		Number of
Administrator	Denomination	shares	Functions
Dª. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. *	5,179,932	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	—	President (1)
	Lloyd’s of London Ltd	—	President (1)
D. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group *	17,500	—
			—
D. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
D. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	6,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Dª. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (1)
D. Ramiro Mato García-Ansorena	BNP Paribas	13,806	—

(*)Indirect ownership.

(1)	Non-executive.

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

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the Board of Directors or the board committees on 86 occasions in 2017. The breakdown of these 86 cases is as follows: 27 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 25 related to matters connected with remuneration or the extension of loans or credits; 22 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 12 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

6.     Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Loans and receivables	26,278	27,973	17,337
	26,278	27,973	17,337
Type:
Time deposits	17,359	14,445	9,958
Reverse repurchase agreements	8,919	13,528	7,379
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
Of which risk country	—	—	—
	26,278	27,973	17,337

CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	1,696	3,221	1,352
Financial assets designated at fair value through profit or loss	9,889	10,069	26,403
Loans and receivables	39,567	35,424	37,438
	51,152	48,714	65,193

Type:
Time deposits	8,169	6,577	7,875
Reverse repurchase agreements	21,765	20,867	37,744
Non- loans advances	21,232	21,281	19,580
Impaired assets	4	4	13
Valuation adjustments for impairment	(18)	(15)	(19)
Of which risk country	(10)	(12)	(12)
	51,152	48,714	65,193

Currency:
Euro	23,286	24,278	42,666
Pound sterling	5,582	4,337	3,684
U.S. dollar	15,325	11,996	14,395
Brazilian reais	28,140	32,013	20,341
Other currencies	5,097	4,063	1,444
TOTAL	77,430	76,687	82,530

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

7.     Debt instruments

a)    Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Classification:
Financial assets held for trading	36,351	48,922	43,964
Financial assets designated at fair value through profit or loss	3,485	3,398	3,717
Financial assets available-for-sale (*)	128,481	111,287	117,187
Loans and receivables	17,543	13,237	10,907
Held-to-maturity investments	13,491	14,468	4,355
	199,351	191,312	180,130
Type:
Spanish government debt securities (*)	59,186	45,696	45,787
Foreign government debt securities	99,424	103,070	88,346
Issued by financial institutions	12,155	16,874	18,843
Other fixed-income securities	28,299	25,397	27,227
Impaired financial assets	1,017	773	218
Impairment losses	(730)	(498)	(291)
	199,351	191,312	180,130
Currency:
Euro (*)	93,250	73,791	81,196
Pound sterling	16,203	16,106	10,551
U.S. dollar	25,191	31,401	27,011
Other currencies	65,437	70,512	61,663
Total Gross	200,081	191,810	180,422
Impairment losses	(730)	(498)	(291)
	199,351	191,312	180,130

(*)   During 2017 the increase produced mainly due to Banco Popular acquisition.

During the year 2016, Santander UK Plc purchased a portfolio of UK Government debt securities which were classified as held-to-maturity investments on acquisition for the amount of €7,765 million.

In 2015, the Group reclassified certain financial instruments from the available-for-sale portfolio into the held-to-maturity investment portfolio. Pursuant to the applicable legislation, for the fair value of these instruments at the date of reclassification was considered their initial cost and the amount recognized in Other comprehensive income in the Group’s consolidated equity remained in the consolidated balance sheet, together with the adjustments relating to the other Financial assets available-for-sale. The reclassified instruments were subsequently measured at their amortized cost, and both the difference between their amortized cost and their maturity amount and the Other comprehensive income previously recognized in equity will be recognized in the consolidated income statement over the remaining life of the financial assets using the effective interest method.

b)Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2017, 2016 and 2015, net of impairment losses, is as follows:

	Millions of euros
	2017				2016				2015
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%

Spain	5,272	59,186	64,458	32.33%	6,153	45,696	51,849	27.10%	7,387	45,787	53,174	29.52%
United Kingdom	4,339	10,717	15,056	7.55%	3,531	11,910	15,441	8.07%	3,746	6,456	10,202	5.66%
Portugal	3,972	7,892	11,864	5.95%	4,068	7,689	11,757	6.15%	3,889	9,975	13,864	7.70%
Italy	1,287	7,171	8,458	4.24%	1,035	3,547	4,582	2.40%	1,312	4,423	5,735	3.18%
Ireland	3,147	2	3,149	1.58%	518	—	518	0.27%	342	—	342	0.19%
Poland	772	6,619	7,391	3.71%	707	6,265	6,972	3.64%	802	5,470	6,272	3.48%
Other European countries	7,195	1,733	8,928	4.48%	7,203	1,736	8,939	4.67%	7,912	3,133	11,045	6.13%
United States	7,986	11,670	19,656	9.86%	10,559	13,058	23,617	12.34%	11,919	9,753	21,672	12.03%
Brazil	4,729	34,940	39,669	19.90%	5,364	39,770	45,134	23.59%	5,405	25,588	30,993	17.21%
Mexico	461	9,478	9,939	4.99%	587	10,628	11,215	5.86%	723	15,296	16,019	8.89%
Chile	62	4,071	4,133	2.07%	1,315	3,643	4,958	2.59%	1,027	2,032	3,059	1.70%
Other American countries	755	913	1,668	0.84%	782	1,262	2,044	1.07%	762	1,611	2,373	1.32%
Rest of the world	764	4,218	4,982	2.50%	724	3,562	4,286	2.24%	771	4,609	5,380	2.99%
	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%

The detail, by issuer rating, of Debt instruments at December 31, 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017				2016				2015
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%

AAA	16,239	924	17,163	8.61%	18,916	1,008	19,924	10.41%	16,975	9,164	26,139	14.51%
AA	2,714	23,522	26,236	13.16%	1,632	29,639	31,271	16.35%	3,452	13,168	16,620	9.23%
A	4,373	8,037	12,410	6.23%	2,928	3,285	6,213	3.25%	7,379	9,120	16,499	9.16%
BBB	6,449	91,012	97,461	48.89%	7,579	66,955	74,534	38.96%	8,011	65,707	73,718	40.92%
Below BBB	2,393	35,109	37,502	18.81%	4,751	47,872	52,623	27.51%	2,575	35,573	38,148	21.18%
Unrated	8,573	6	8,579	4.30%	6,740	7	6,747	3.53%	7,605	1,401	9,006	5.00%
	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%	45,997	134,133	180,130	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years. Moreover, the main review in 2017 are that of Portugal (from BB+ to BBB-) and Chile (from AA- to AA+). The main reviews in 2016 were that of United Kingdom (from AAA to AA), Poland (from A to BBB+) and Argentina (From Unrated to B-). Also, the principal review in 2015 was that of Brazil (from BBB to Below BBB).

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2017, 2016 and 2015, net of impairment losses, is as follows:

	Millions of euros
	2017	2016	2015

Securitized mortgage bonds	2,458	1,584	2,110
Other asset-backed bonds	5,992	2,803	3,073
Floating rate debt	13,756	11,818	16,633
Fixed rate debt	18,535	26,341	24,181
Total	40,741	42,546	45,997

c)Impairment losses

The changes in the impairment losses on Debt instruments are summarized below:

	Millions of euros
	2017	2016	2015

Balance at beginning of year	498	291	144
Net impairment losses for the year (*)	348	380	211
Of which:
Impairment losses charged to income	386	423	223
Impairment losses reversed with a credit to income	(38)	(43)	(12)
Exchange differences and other items	(116)	(172)	(64)
Balance at end of year	730	498	291
Of which:
By geographical location of risk:
European Union	30	40	34
Latin America	700	458	257

(*) Of which:
Loans and advances	348	405	92
Financial assets available for sale	—	(25)	119

d)Other information

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
	2017
							More
							than 12
	1 day	1 week	1 month	3 months	6 months	1 year	months	Total
Government debt securities	3,076	42,213	18,624	9,614	5,895	1,222	1,157	81,801
Other debt instruments	810	853	529	689	257	804	4,039	7,981
Total	3,886	43,066	19,153	10,303	6,152	2,026	5,196	89,782

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the Other comprehensive income recognized in equity on Financial assets available-for-sale.

Note 51 contains a detail of the residual maturity periods of Financial assets available-for-sale and of Loans and receivables and of the related average interest rates.

8.     Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015
Classification:
Financial assets held for trading	21,353	14,497	18,225
Financial assets designated at fair value through profit or loss	933	546	630
Financial assets available-for-sale	4,790	5,487	4,849
	27,076	20,530	23,704
Type:
Shares of Spanish companies	4,199	3,098	2,479
Shares of foreign companies	20,448	15,342	19,077
Investment fund units and shares	2,429	2,090	2,148
	27,076	20,530	23,704

Note 29 contains a detail of the Other comprehensive income recognized in equity on Financial assets available-for-sale, and also the related impairment losses.

b)    Changes

The changes in Financial assets available-for-sale - Equity instruments were as follows:

	Millions of euros
	2017	2016	2015

Balance at beginning of year	5,487	4,849	5,001
Net additions (disposals)	(331)	(294)	(392)
Of which:
Bank of Shanghai Co., Ltd.	—	—	109
Visa Europe, Ltd.	—	(263)	—
Valuation adjustment and other items	(366)	932	240
Balance at end of year	4,790	5,487	4,849

The main acquisitions and disposals made in 2017, 2016 and 2015 were as follows:

i. Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for €396 million.

In June 2015 the Group subscribed to a capital increase at this company for €109 million, thereby retaining its ownership interest percentage.

In November 2016, the Bank of Shanghai shares began to trade, which meant that the closing price at December 31, 2017 and December 31, 2016 included a positive valuation adjustment of €340 million and €675 million compared to the cost recorded in Other comprehensive income – items that may be classified in results – Financials assets available for sale.

ii. Visa Europe, Ltd.

On June 21, 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gain net of taxes of €227 million (see Note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c)Notifications of acquisitions of investments

The notifications made by the Bank in 2017, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.     Derivatives (assets and liabilities) and Short positions

a)Derivatives

The detail, by type of inherent risk, of the fair value of the derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2017		2016		2015
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance

Interest rate risk	38,030	37,582	47,884	48,124	51,576	49,095
Currency risk	16,320	18,014	21,087	23,500	21,924	23,444
Price risk	2,167	2,040	2,599	2,402	2,598	3,343
Other risks	726	256	473	343	626	532
	57,243	57,892	72,043	74,369	76,724	76,414

b)Short positions

Following is a breakdown of the short positions (liabilities):

	Millions of euros
	2017	2016	2015

Borrowed securities:
Debt instruments	2,447	2,250	3,098
Of which: Santander UK plc	1,557	1,319	1,857
Equity instruments	1,671	1,142	990
Of which: Santander UK plc	1,500	991	905

Short sales:
Debt instruments	16,861	19,613	13,274
Of which:
Banco Santander, S.A.	8,621	7,472	6,953
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	46	1,872	1,290
Banco Santander (Brasil) S.A.	8,188	9,197	4,619
Equity instruments	—	—	—
	20,979	23,005	17,362

10.   Loans and advances to customers

a)Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Financial assets held for trading	8,815	9,504	6,081
Financial assets designated at fair value through profit or loss	20,475	17,596	14,293
Loans and receivables	819,625	763,370	770,474
Of which:
Disregarding impairment losses	843,559	787,763	796,991
Impairment losses	(23,934)	(24,393)	(26,517)
Of which, due to country risk	(18)	(15)	(12)
	848,915	790,470	790,848
Loans and advances to customers disregarding impairment losses	872,849	814,863	817,365

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

b)Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2017	2016	2015

Loan type and status:
Commercial credit	29,287	23,894	18,486
Secured loans	473,936	454,677	481,221
Reverse repurchase agreements	18,864	16,609	12,022
Other term loans	257,441	232,288	217,829
Finance leases	28,511	25,357	22,900
Receivable on demand	6,721	8,102	8,504
Credit cards receivables	21,809	21,363	20,270
Impaired assets	36,280	32,573	36,133
	872,849	814,863	817,365
Geographical area:
Spain	227,446	161,372	167,856
European Union (excluding Spain)	390,536	379,666	401,315
United States and Puerto Rico	75,777	87,318	88,737
Other OECD countries	74,463	74,157	69,519
Latin America (non-OECD)	88,302	93,207	77,519
Rest of the world	16,325	19,143	12,419
	872,849	814,863	817,365
Interest rate formula:
Fixed rate	447,788	417,448	407,026
Floating rate	425,061	397,415	410,339
	872,849	814,863	817,365

At December 31, 2017, the Group had granted loans amounting to €16,470 million (December 31, 2016: €14,127 million; December 31, 2015: €13,993 million) to Spanish public sector agencies (which had ratings of BBB at December 31, 2017, 2016 and 2015), and €18,577 million to the public sector in other countries (December 31, 2016: €16,483 million; December 31, 2015: €7,772 million). At December 31, 2017, the breakdown of this amount by issuer rating was as follows: 9.5% AAA, 50.0% AA, 0.9% A, 36.0% BBB and 3.7% below BBB.

Without considering the Public Administrations, the amount of the loans and advances at December 31, 2017 amounts to €837,802 million, of which, €801,640 million euros are classified as performing. The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 5.4% AAA, 14.2% AA, 19.7% A, 26.7% BBB and 34.1% below BBB.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (See Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at December 31, 2017, net of impairment losses:

	Millions of euros
			Secured loans
			Net exposure		Loan-to-value ratio (a)
						More than	More than	More than
						40% and	60% and	80% and
			Of which:	Of which:	Less than	less than	less than	less than
		Without	Property	Other	or equal	or equal to	or equal to	or equal to	More than
	Total	collateral	collateral	collateral	to 40%	60%	80%	100%	100%
Public sector	33,008	21,611	8,565	2,832	1,245	2,254	4,719	3,052	127
Other financial institutions (Financial business activity)	35,036	10,930	1,166	22,940	862	887	331	21,347	679
Non-financial corporations and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	288,912	167,960	65,864	55,088	25,599	18,426	14,183	38,049	24,695
Of which:
Construction and property development	26,996	2,642	22,849	1,505	9,032	5,745	4,224	2,906	2,447
Civil engineering construction	3,422	2,100	441	881	128	294	158	281	461
Large companies	137,775	98,670	11,729	27,376	5,275	3,823	3,194	15,592	11,221
SMEs and individual entrepreneurs	120,719	64,548	30,845	25,326	11,164	8,564	6,607	19,270	10,566
Households – other (broken down by purpose)	473,075	112,566	318,635	41,874	83,202	100,972	98,556	45,293	32,486
Of which:
Residential	308,985	1,762	306,701	522	76,300	94,654	93,403	34,788	8,078
Consumer loans	144,846	106,219	2,592	36,035	3,590	4,036	3,150	5,207	22,644
Other purposes	19,244	4,585	9,342	5,317	3,312	2,282	2,003	5,298	1,764
Total (*)	830,031	313,067	394,230	122,734	110,908	122,539	117,789	107,741	57,987
Memorandum item Refinanced and restructured transactions (**)	36,164	8,494	16,694	10,976	3,495	3,377	3,704	4,431	12,663

(*)    In addition, the Group has granted advances to customers amounting to €18,884 million, bringing the total of loans and advances to €848,915 million.

(**)  Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.

(a)    The ratio is the carrying amount of the transactions at December 31, 2017 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables - Loans and advances to customers were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	24,393	26,517	27,217
Net impairment losses charged to income for the year	10,513	10,734	11,477
Of which:
Impairment losses charged to income	19,006	17,081	16,461
Impairment losses reversed with a credit to income	(8,493)	(6,347)	(4,984)
Change of perimeter	—	(136)	—
Write-off of impaired balances against recorded impairment allowance	(13,522)	(12,758)	(12,361)
Exchange differences and other changes	2,550	36	184
Balance at end of year	23,934	24,393	26,517
Of which:
By status of the asset:
Impaired assets	16,207	15,331	17,421
Of which: due to country risk (Note 54)	18	15	12
Other assets	7,727	9,062	9,096
Balance at end of year	23,934	24,393	26,517
Of which:
Individually calculated	5,311	6,097	9,673
Collective calculated:	18,623	18,296	16,844

In addition, provisions for debt securities amounting to €348 million (December 31, 2016: €405 million; December 31, 2015: €92 million) and written-off assets recoveries have been recorded in the year amounting to €1,620 million. (December 31, 2016: €1,582 million; December 31, 2015: €1,375 million). With this, the impairment amounts €9,241 million (December 31, 2016: €9,557 million; December 31, 2015: €10,194 million).

d)Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Loans and receivables - Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2017	2016	2015

Balance at beginning of year	32,573	36,133	40,372
Net additions	8,409	7,393	7,862
Written-off assets	(13,522)	(12,758)	(12,361)
Changes in the scope of consolidation	9,618	661	106
Exchange differences and other	(798)	1,144	154
Balance at end of year	36,280	32,573	36,133

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At December 31, 2017, the Group’s written-off assets totaled €43,508 million (December 31, 2016: €40,473 million; December 31, 2015: €36,848 million).

Following is a detail of the financial assets classified as Loans and receivables to costumers and considered to be impaired due to credit risk at December 31, 2017, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429
Rest of the world	—	—	—	—	—	—
	11,724	4,977	2,521	2,128	14,930	36,280

The detail at December 31, 2016 is as follows:

	Millions of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164
Rest of the world	—	—	—	—	—	—
	11,141	4,664	2,551	2,175	12,042	32,573

The detail at December 31, 2015 is as follows:

	Millions of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	6,623	894	622	551	8,329	17,019
European Union (excluding Spain)	1,854	1,720	916	791	4,394	9,675
United States and Puerto Rico	1,305	135	58	29	257	1,784
Other OECD countries	721	894	232	194	1,237	3,278
Latin America (non-OECD)	1,418	995	666	477	766	4,322
Rest of the world	8	2	—	—	45	55
	11,929	4,640	2,494	2,042	15,028	36,133

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2017:

	Millions of euros
			Estimated
	Gross	Allowance	collateral
	amount	recognized	value(*)

Without associated collateral	15,127	9,303	—
With property collateral	17,534	5,128	11,945
With other collateral	3,619	1,776	1,168
Balance at end of year	36,280	16,207	13,113

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

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2017, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than 1	1 to 2	2 to 3
	month	months	months

Loans and advances to customers	1,381	623	373
Of which Central Banks	—	—	—
Of which Public sector	1	1	—
Total	1,381	623	373

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

	Millions of euros
	2017	2016	2015

Derecognized	241	477	685
Of which
Securitized mortgage assets	241	477	685

Retained on the balance sheet	91,208	100,675	107,643
Of which
Securitized mortgage assets	36,844	44,311	54,003
Of which: UK assets	15,694	20,969	30,833
Other securitized assets	54,364	56,364	53,640
Total	91,449	101,152	108,328

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2017, 2016 and 2015 the Group did not derecognize any of the securitizations performed, and the balance shown as derecognized for those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Bank, National Association amounting to approximately €113 million at December 31, 2017 (December 31, 2016: €324 million; December 31, 2015: €506 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2017 the Group recognized under Other liabilities an obligation amounting to €1 million (December 31, 2016: €3 million; December 31, 2015: €6 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.   Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	3,607	6,968	4,678	5,696	4,620	5,786
Of which: Portfolio
hedges	1,058	1,920	1,525	2,329	426	2,168
Cash flow hedges	4,416	947	5,349	1,324	2,449	3,021
Hedges of net investments in foreign operations	514	129	350	1,136	658	130
	8,537	8,044	10,377	8,156	7,727	8,937

Note 36 contains a description of the Group’s main hedges.

12.   Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Tangible assets	11,661	5,743	5,623
Of which:
Foreclosed assets	11,566	5,640	5,533
Of which: Property assets in Spain (Note 54)	10,533	4,902	4,983
From Banco Popular in the process of sale (Note 3)	5,943	—	—
Other tangible assets held for sale	95	103	90
Other assets (*)	3,619	29	23
	15,280	5,772	5,646

(*)    These include, mainly, Banco Popular assets under the sale of the real estate business to Blackstone (see Note 3).

At December 31, 2017, without considering the assets of Banco Popular under the aforementioned sale, the allowances recognized for the total non-current assets held for sale represented 50% (2016: 51%; 2015: 51%). The net charges recorded in those years amounted to €347 million, €241 million and €253 million, respectively and the recoveries during these exercises are amounted to €41 million, €29 million and €31 million.

In 2017 the Group sold, for €1,295 million, foreclosed properties with a gross carrying amount of €2,168 million, for which provisions totaling €968 million had been recognized. These sales gave rise to gains of €95 million.

In addition, other tangible assets were sold for €87 million, giving rise to a gain of €8 million (see Note 50).

13.   Investments

a)Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2017	2016	2015

Associated entities
Merlin Properties, SOCIMI, S.A.	1,242	1,168	—
Zurich Santander Insurance América, S.L.	988	1,011	873
Testa Residencial, SOCIMI, S.A.	651	307	—
Allianz Popular, S.L.	438	—	—
Santander Insurance	358	325	301
Other companies	520	431	485
	4,197	3,242	1,659

Joint Ventures entities
Wizink Bank, S.A.	1,017	—	—
Unión de Créditos Inmobiliarios, S.A., EFC	207	177	184
Aegon Santander Seguros (currently Santander Generales Seguros y Reaseguros, S.A. and Santander Vida Seguros y Reaseguros, S.A.)	186	197	240
SAM Investment Holdings Limited (*)	—	525	514
Other companies	577	695	654
	1,987	1,594	1,592

(*)    SAM Investment Holdings Limited becomes part of the Group.

Of the entities included above, at December 31, 2017, the entity Merlin Properties, SOCIMI, S.A and Compañía Española de Viviendas en Alquiler, S.A. are the only listed companies.

b)	Changes

The changes in the investment were as followed:

	Millions of euros
	2017	2016	2015

Balance at beginning of year	4,836	3,251	3,471
Acquisitions (disposals) and capital increases (reductions)	1,893	(72)	(72)
Of which:
Wizink Bank, S.A.	1,017	—	—
Allianz Popular, S.L.	438	—	—
Changes in the consolidation method (Note 3)	(582)	1,457	21
Of which:
Merlin and Testa	—	1,475	—
SAM Investment Holdings Limited	(494)	—	—
Effect of equity accounting (Note 41)	704	444	375
Dividends paid and reimbursements of share premium	(376)	(305)	(227)
Exchange differences and other changes	(291)	61	(317)
Balance at end of year	6,184	4,836	3,251

c)Impairment losses

In 2017, 2016 and 2015 there was no evidence of material impairment on the Group’s investments.

d)Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2017	2016	2015

Total assets	63,093	55,791	42,510
Total liabilities	(51,242)	(45,623)	(38,118)
Net assets	11,851	10,168	4,392

Group’s share of net assets	4,194	3,381	1,904
Goodwill	1,990	1,455	1,347
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Wizink Bank, S.A.	553	—	—
Allianz popular, S.L.	347	—	—
Santander Insurance (Irlanda)	205	205	205
Total Group share	6,184	4,836	3,251
Total income	12,536	11,766	11,430
Total profit	1,699	984	935
Group’s share of profit	704	444	375

Following is a summary of the financial information for 2017 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Joint Ventures entities	25,789	(23,072)	3,833	330
Of which:
Unión de Créditos Inmobiliarios, S.A., EFC	12,318	(11,905)	345	10
Wizink Bank, S.A.	5,235	(4,054)	947	73
Aegon Santander Seguros (currently Santander Generales Seguros y Reaseguros, S.A. and Santander Vida Seguros y Reaseguros, S.A.)	654	(424)	382	30
Associated entities	37,304	(28,170)	8,703	1,369
Of which:
Zurich Santander Insurance América, S.L.	16,049	(15,105)	4,696	491
Allianz Popular, S.L.	1,053	(826)	481	38
Santander Insurance (Irlanda)	2,161	(1,852)	843	63
Total	63,093	(51,242)	12,536	1,699

14.   Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	238	269	299
Banco Popular (Other similar obligations)	1	—	—
	239	269	299

15.   Liabilities and Assets under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (See Note 2.j) is as follows:

	Millions of euros
	2017			2016			2015
	Direct			Direct			Direct
	insurance			insurance			insurance
	and		Total	and		Total	and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
Technical provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)

Unearned premiums and unexpired risks	50	(41)	9	61	(46)	15	62	(39)	23
Life insurance	483	(151)	332	159	(138)	21	149	(136)	13
Claims outstanding	423	(115)	308	358	(98)	260	335	(112)	223
Bonuses and rebates	29	(11)	18	19	(8)	11	18	(9)	9
Other technical provisions	132	(23)	109	55	(41)	14	63	(35)	28
	1,117	(341)	776	652	(331)	321	627	(331)	296

16.   Tangible assets

a)Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
		Leased out under
		an operating	Investment
	For own use	lease	property	Total

Cost:
Balances at January 1, 2015	17,351	10,466	7,424	35,241
Additions / disposals (net) due to change in the scope of consolidation	(22)	1	(27)	(48)
Additions / disposals (net)	878	3,857	(88)	4,647
Transfers, exchange differences and other items	(765)	597	36	(132)
Balances at December 31, 2015	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036
Balances at December 31, 2016	18,112	18,238	3,465	39,815
Additions / disposals (net) due to change in the scope of consolidation	1,740	205	—	1,945
Additions / disposals (net)	781	2,445	(100)	3,126
Transfers, exchange differences and other items	(1,357)	(2,215)	(223)	(3,795)
Balances at December 31, 2017	19,276	18,673	3,142	41,091

Accumulated depreciation:
Balances at January 1, 2015	(8,979)	(1,778)	(194)	(10,951)
Disposals due to change in the scope of Consolidation	(27)	—	5	(22)
Disposals	423	196	11	630
Charge for the year	(1,161)	—	(11)	(1,172)
Transfers, exchange differences and other items	296	(1,794)	(95)	(1,593)
Balances at December 31, 2015	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of Consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)
Balances at December 31, 2016	(10,211)	(5,169)	(197)	(15,577)
Disposals due to change in the scope of Consolidation	—	—	—	—
Disposals	478	639	8	1,125
Charge for the year	(1,165)	—	(25)	(1,190)
Transfers, exchange differences and other items	(22)	(1,574)	25	(1,571)
Balances at December 31, 2017	(10,920)	(6,104)	(189)	(17,213)

	Millions of euros
		Leased out
		under an
		operating	Investment
	For own use	lease	property	Total

Impairment losses:
Balances at January 1, 2015	(48)	(123)	(863)	(1,034)
Impairment charge for the year	(5)	(37)	(109)	(151)
Releases	3	—	20	23
Disposals due to change in the scope of Consolidation	5	—	(4)	1
Exchange differences and other	—	1	(120)	(119)
Balances at December 31, 2015	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of Consolidation	1	—	309	310
Exchange differences and other	14	42	17	73
Balances at December 31, 2016	(41)	(159)	(752)	(952)
Impairment charge for the year	(16)	(42)	(21)	(79)
Releases	4	—	3	7
Disposals due to change in the scope of Consolidation	—	(2)	(1)	(3)
Exchange differences and other	(24)	5	142	123
Balances at December 31, 2017	(77)	(198)	(629)	(904)

Tangible assets, net:
Balances at December 31, 2015	7,949	11,386	5,985	25,320
Balances at December 31, 2016 (*)	7,860	12,910	2,516	23,286
Balances at December 31, 2017	8,279	12,371	2,324	22,974

(*)    The decreases in 2016 in Tangible assets - Investment property was due to the separation and deconsolidation of Metrovacesa, S.A. (See Note 3).

b)Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount

Land and buildings	5,754	(1,892)	(45)	3,817
IT equipment and fixtures	4,984	(3,927)	—	1,057
Furniture and vehicles	6,374	(3,561)	—	2,813
Construction in progress and other items	330	(68)	—	262
Balances at December 31, 2015	17,442	(9,448)	(45)	7,949

Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151
Balances at December 31, 2016	18,112	(10,211)	(41)	7,860

Land and buildings	5,892	(2,014)	(77)	3,801
IT equipment and fixtures	5,608	(4,422)	—	1,186
Furniture and vehicles	7,213	(4,391)	—	2,822
Construction in progress and other items	563	(93)	—	470
Balances at December 31, 2017	19,276	(10,920)	(77)	8,279

The carrying amount at December 31, 2017 in the foregoing table includes the following approximate amounts:

-	€5,455 million (December 31, 2016: €5,906 million; December 31, 2015: €5,870 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c)Investment property

The fair value of investment property at December 31, 2017 amounted to €2,435 million (2016: €2,583 million; 2015: €6,097 million). A comparison of the fair value of investment property at December 31, 2017, 2016 and 2015 with the net book value shows gross unrealized gains of €128 million, gross gains of €67 and gross gains of €112 million, respectively, all of which are attributed to the Group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2017, 2016 and 2015 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

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

The rental expense recognized by the Group in 2017 in connection with these operating lease agreements amounted to €330 million (2016 and 2015: €297 million). At December 31, 2017, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to €246 million payable within one year, €672 million payable at between one and five years and €1,461 million payable at more than five years.

17.   Intangible assets – Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2017	2016	2015

Santander UK plc	8,375	8,679	10,125
Banco Santander (Brazil) S.A.	4,988	5,769	4,590
Santander Consumer USA Inc.	2,007	3,182	3,081
Bank Zachodni WBK S.A.	2,473	2,342	2,423
Santander Bank, National Association	1,712	1,948	1,886
Santander Consumer Germany	1,217	1,217	1,217
Santander Asset Management	1,173	—	—
Banco Santander Totta, S.A.	1,040	1,040	1,040
Banco Santander - Chile	676	704	644
Santander Consumer Bank AS	518	537	546
Grupo Financiero Santander (Mexico)	413	449	517
Other companies (*)	1,177	857	891
Total goodwill	25,769	26,724	26,960

(*)    As of December 31, 2017 includes €248 million from Banco Popular Español, S.A.

The changes in goodwill were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	26,724	26,960	27,548
Additions (Note 3)	1,644	—	235
Of which:
Santander Asset Management	1,173	—	—
Banco Popular Español, S.A.	248	—	—
Carfinco Financial Group Inc.	—	—	162
Impairment losses	(899)	(50)	(115)
Of which:
Santander Consumer USA Holdings Inc.	(799)	—	—
Disposals or changes in scope of consolidation	—	(2)	(172)
Exchange differences and other items	(1,700)	(184)	(536)
Balance at end of year	25,769	26,724	26,960

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2017 goodwill decreased by €1,704 million due to exchange differences (see Note 29.b) which, pursuant to current standards, were recognized with a debit to Other comprehensive income Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognized income and expense.

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

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including banking concentration level-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the Price Earnings Ratio of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which cover between three and five year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

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

Following is a detail of the main assumptions used in determining the recoverable amount, at 2017 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

			Nominal
	Projected	Discount	perpetual
	period	rate (*)	growth rate

Santander UK plc	5 years	8.4%	2.5%
Banco Santander (Brasil) S.A.	5 years	14.6%	8.3%
Santander Bank, National Association	3 years	10.1%	3.7%
Santander Consumer Germany	3 years	8.6%	2.5%
Santander Consumer USA Inc.	3 years	10.7%	2.5%
Banco Santander Totta , S.A.	5 years	10.0%	2.5%
Santander Consumer Bank AS	5 years	9.0%	2.5%

(*)    Post-tax discount rate.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/‑50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

•

In the case of Santander Consumer USA, the Group recognized a goodwill impairment amounting to €799 million (€504 million after taxes). The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

•

In Santander UK, the value in use approached its book value during 2016, mainly motivated by the impact of the UK/EU Referendum held on June 2016 which was reflected on the forecasts employed in the estimation of its value in use. Such forecasts were revaluated during 2017, presenting an increase in the value in use in comparison with 2016.

In the case of Santander Asset Management, in spite of its recent acquisition and takeover, on December 22, 2017 (see Note 3), the Group carried out a recoverability analysis based on the review of the business plan introduced for the execution of the transaction with no potential impairment being identified.

The recoverable amount of Bank Zachodni WBK S.A., Banco Santander – Chile, S.A. and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensitivity analysis available for the managers of the Bank, during 2017 the Group recognized goodwill impairment losses within Impairment losses on other assets (net) - Goodwill and other intangible assets caption amounting to €899 million (€50 and 115 million during 2016 and 2015, respectively) out of which €799 million correspond to Santander Consumer USA and €100 million correspond to the Group’s business in Canada, in both cases motivated by the deterioration of the forecast business expectations.

18.   Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2017, 2016, and 2015 is as follows:

		Millions of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2016	disposals	consolidation	impairment	impairment	and other	2017
With indefinite useful life:
Brand names		39	—	—	—	—	(4)	35

With finite useful life:
IT developments	3-7 years	6,558	1,470	42	—	(679)	(446)	6,945
Other		1,245	68	436	—	(126)	(63)	1,560
Accumulated amortization		(4,848)	—	(64)	(1,403)	694	235	(5,386)
Development		(4,240)	—	(14)	(1,310)	627	216	(4,721)
Other		(608)	—	(50)	(93)	67	19	(665)
Impairment losses		(297)	—	—	(174)	111	120	(240)
Of Which: Addition					(174)
		2,697	1,538	414	(1,577)	—	(158)	2,914

		Millions of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2015	disposals	consolidation	impairment	impairment	and other	2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39

With finite useful life:
IT developments	3-7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortization		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	19	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of Which: Addition					(11)
		2,470	1,768	(124)	(1,286)	—	(131)	2,697

		Millions of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2014	disposals	consolidation	impairment	impairment	and other	2015
With indefinite useful life:
Brand names		61	—	(2)	—	(17)	7	49

With finite useful life:
IT developments	3-7 years	5,350	1,481	(25)	—	(951)	(444)	5,411
Other		1,294	87	—	—	(81)	6	1,306
Accumulated amortization		(3,623)	—	20	(1,246)	663	313	(3,873)
Development		(3,096)	—	20	(1,138)	613	248	(3,353)
Other		(527)	—	—	(108)	50	65	(520)
Impairment losses		(229)	—	—	(586)	386	6	(423)
Of Which: Addition					(586)
		2,853	1,568	(7)	(1,832)	—	(112)	2,470

In 2017, 2016 and 2015, impairment losses of €174, €11 and €586 million, respectively, were recognized under provisions or reversals of provisions at financial assets in the consolidated income statement. This impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.   Other assets

The detail of Other assets is as follows:

	Millions of euros
	2017	2016	2015
Transactions in transit	206	431	323
Net pension plan assets (Note 25)	604	521	787
Prepayments and accrued income	2,326	2,232	1,976
Other	4,427	3,878	3,277
	7,563	7,062	6,363

20.   Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

CENTRAL BANKS
Classification:
Financial liabilities held for trading	282	1,351	2,178
Financial liabilities designated at fair value through profit or loss	8,860	9,112	16,486
Financial liabilities at amortized cost	71,414	44,112	38,872
	80,556	54,575	57,536
Type:
Deposits on demand	5	5	5
Time deposits	78,801	46,278	41,872
Reverse repurchase agreements	1,750	8,292	15,659
	80,556	54,575	57,536

CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	292	44	77
Financial liabilities designated at fair value through profit or loss	18,166	5,015	8,551
Financial liabilities at amortized cost	91,300	89,764	109,209
	109,758	94,823	117,837

Type:
Deposits on demand	6,444	4,220	4,526
Time deposits	54,159	61,321	71,244
Reverse repurchase agreements	49,049	29,277	42,064
Subordinated deposits	106	5	3
	109,758	94,823	117,837

Currency:
Euro	119,606	74,746	92,062
Pound sterling	14,820	12,237	5,961
U.S. dollar	33,259	40,514	48,586
Brazilian reais	16,485	16,537	16,410
Other currencies	6,144	5,364	12,354
	190,314	149,398	175,373

The increase in Deposits from central banks measured at amortized cost mainly relates to the Grupo Banco Popular acquisition in 2017 and the Group’s participation in the last years in the European Central Bank’s targeted longer-term refinancing operations (LTRO (Long-Term Refinancing Operation) and TLTROs (Targeted Long-Term Refinancing Operation)) for €58,550 million.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.   Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2017	2016	2015

Classification:
Financial liabilities held for trading	28,179	9,996	9,187
Financial liabilities designated at fair value through profit or loss.	28,945	23,345	26,357
Financial liabilities at amortized cost	720,606	657,770	647,598
	777,730	691,111	683,142
Geographical area:
Spain	260,181	181,888	183,778
European Union (excluding Spain)	318,580	295,059	311,314
United States and Puerto Rico	50,771	63,429	59,814
Other OECD countries	62,980	62,761	57,817
Latin America (non-OECD)	84,752	87,519	69,792
Rest of the world	466	455	627
	777,730	691,111	683,142
Type:
Demand deposits-
Current accounts	328,217	279,494	257,192
Savings accounts	189,845	180,611	180,415
Other demand deposits	7,010	7,156	5,489
Time deposits-
Fixed-term deposits and other term deposits	195,285	176,581	196,965
Home-purchase savings accounts	45	50	59
Discount deposits	3	448	448
Hybrid financial liabilities	4,295	3,986	5,174
Subordinated liabilities	21	24	20
Repurchase agreements	53,009	42,761	37,380
	777,730	691,111	683,142

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.   Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2017	2016	2015

Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	3,056	2,791	3,373
Financial liabilities at amortized cost	214,910	226,078	222,787
	217,966	228,869	226,160
Type:
Bonds and debentures outstanding	176,719	183,278	182,073
Subordinated	21,382	19,873	21,131
Notes and other securities	19,865	25,718	22,956
	217,966	228,869	226,160

The breakdown of book value by maturity of the subordinated liabilities and bonds and debentures outstanding at December 31, 2017:

	Millions of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Subordinated Liabilities	463	8	6	20,905	21,382
Covered bonds	14,439	21,338	22,638	27,857	86,272
Other bonds and debentures	19,376	33,214	21,446	16,411	90,447
Total bonds and debentures outstanding	33,815	54,552	44,084	44,268	176,719
Total bonds and debentures outstanding and subordinated liabilities	34,278	54,560	44,090	65,173	198,101

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in those years.

b)Bonds and debentures outstanding

The detail, by currency of issue, of bonds and debentures outstanding is as follows:

				December 31, 2017
				Outstanding
				issue amount
				in foreign	Annual
	Millions of euros			currency	interest
Currency of issue	2017	2016	2015	(Millions)	rate (%)

Euro	83,321	77,231	88,922	83,321	1.51%
U.S. dollar	48,688	48,134	46,463	56,841	2.67%
Pound sterling	13,279	15,098	16,757	11,181	2.69%
Brazilian real	17,309	27,152	19,125	62,592	8.14%
Hong Kong dollar	—	40	74	—	—
Chilean peso	5,876	6,592	3,634	4,180,799	4.54%
Other currencies	8,246	9,030	7,098
Balance at end of year	176,719	183,278	182,073

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2017	2016	2015

Balance at beginning of year	183,278	182,073	178,710
Net inclusion of entities in the Group	11,426	1,009	5,229
Of which:
Grupo Banco Popular	11,426	—	—
Banif - Banco Santander Totta SA	—	—	1,729
Auto ABS UK Loans PLC	—	—	1,358
Auto ABS DFP Master Compartment France 2013	—	—	550
Auto ABS2 FCT Compartiment 2013-A	—	—	514
PSA Financial Services, Spain, EFC, SA	—	—	401
Auto ABS FCT Compartiment 2012-1	—	—	274
Auto ABS FCT Compartiment 2013-2	—	—	205
PSA Finance Suisse, S.A.	—	—	200
Banca PSA Italia S.P.A.	—	500	—
PSA Bank Deutschland GmbH	—	497	—

Issues	62,260	57,012	66,223
Of which:
Grupo Santander UK	7,625	12,815	16,279
Santander Consumer USA Holdings Inc.	11,242	11,699	11,330
Banco Santander (Brasil) S.A	16,732	7,699	16,910
Santander Consumer Finance, S.A.	2,508	4,567	5,070
Banco Santander - Chile	579	3,363	1,198
Santander Holding USA, Inc.	4,133	2,798	1,921
Banco Santander, S.A. (including issuer entities)	10,712	6,385	5,265
Banco Santander, S.A. (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	118	1,840	1,874
Santander Consumer Bank AG	749	—	—
Santander Consumer Bank A.S.	1,117	1,537	1,328
PSA Financial Services, Spain, EFC, SA	—	726	—
SCF Rahoituspalvelut KIMI VI DAC	635	—	—
Société Financière de Banque – SOFIB (actually PSA Banque France)	1,032	—	—
Auto ABS French Lease Master Compartiment 2016	—	635	—
Santander International Products, Plc.	588	371	402
Emisora Santander España, S.A. Unipersonal	67	158	745
Banco Santander Totta, S.A.	1,999	—	749
Santander Bank, National Association	—	—	910
Redemptions and repurchases	(66,871)	(59,036)	(69,295)
Of which:
Grupo Santander UK	(13,303)	(13,163)	(18,702)
Grupo Banco Popular	(983)	—	—
Santander Bank, National Association	(886)	—	—
Santander Consumer USA Holdings Inc.	(10,264)	(11,166)	(7,556)
Banco Santander (Brasil) S.A.	(23,187)	(7,579)	(14,718)
Banco Santander, S.A. (including issuer entities)	(8,973)	(12,837)	(18,581)
Santander Consumer Finance, S.A.	(1,618)	(4,117)	(2,838)
Santander Holdings USA, Inc.	(759)	(1,786)	(494)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(224)	(1,453)	(789)
Banco Santander Totta, S.A.	(998)	(856)	(130)
Santander Consumer Bank AS	(337)	(710)	(163)
Banco Santander - Chile, S.A.	(1,442)	(516)	(2,136)
Exchange differences and other movements	(13,374)	2,219	1,206
Balance at year-end	176,719	183,278	182,073

c)Notes and other securities

These notes were issued basically by Abbey National Treasury Services plc, Santander Consumer Finance, S.A., Santander UK PLC, Inc., Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México , Bank Zachodni WBK S.A., Banco Santander and Banco Popular Español, S.A.

d)Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2017	2016	2015

Asset-backed securities	32,505	38,825	42,201
Of which, mortgage-backed securities	4,034	8,561	14,152
Other mortgage securities	52,497	44,616	48,228
Of which: mortgage-backed bonds	23,907	16,965	19,747
Territorial covered bond	1,270	592	1,567
	86,272	84,033	91,996

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:
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

2.

Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans - see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialized entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.

e)Spanish mortgage-market issues

The members of the Board of Directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities' funding strategy.

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

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (See note 2.i).

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

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24 is as follows:

Millions of euros	2017	2016	2015

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	91,094	56,871	60,043
Of which:
Loans eligible to cover issues of mortgage-backed securities	59,422	38,426	39,414
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	18,802	19,509	21,417

Mortgage-backed bonds

The mortgage-backed bonds ("cédulas hipotecarias") issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register, by mortgage on all those that at any time are recorded in favor of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer's unlimited liability.

The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognized as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favor of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.

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

The outstanding mortgage-backed bonds issued by the Group totaled €23,907 million at December 31, 2017 (all of which were denominated in euros), of which €14,198 million were issued by Banco Santander, 9,209 were issued by Grupo Banco Popular and €500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2017 and 2016 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.   Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2017
				Outstanding
				issue amount
				in foreign	Annual
				currency	interest
Currency of issue	2017	2016	2015	(millions)	rate (%)

Euro	11,240	8,044	8,001	11,240	3.93%
U.S. dollar	8,008	9,349	9,174	11,996	5.51%
Pound sterling	874	949	851	250	8.94%
Brazilian real	131	136	1,878	146	7.00%
Other currencies	1,257	1,424	1,249
Balance at end of year	21,510	19,902	21,153
Of which, preference shares	404	413	449
Of which, preference participations	8,369	6,916	6,749

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2017	2016	2015

Balance at beginning of year	19,902	21,153	17,132
Net inclusion of entities in the Group (Note 3)	11	—	—
Placements	2,994	2,395	4,787
Of which:
Banco Santander, S.A. (Including issuer entities)	2,894	2,328	2,878
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	59	—
Santander UK Group Holdings plc	—	—	1,377
Santander UK plc	—	—	521
Société Financière de Banque – SOFIB (currently PSA Banque France)	78	—	—

Redemptions and repurchases (*)	(870)	(2,812)	(1,029)
Of which:
Banco Santander (Brasil) S.A.	—	(716)	(60)
Santander Consumer Finance, S.A.	—	(70)	—
Santander UK plc	(60)	(51)	(466)
Bank Zachodni WBK S.A.	—	—	(237)
Banco Santander, S.A. (Including issuer entities)	(453)	(1,976)	(193)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	—	(64)
Santander Bank, National Association	(285)	—	—
Santander Holdings USA, Inc.	(72)	—	—

Exchange differences and other movements	(527)	(834)	263
Balance at end of year	21,510	19,902	21,153

(*)    The balance relating to issuances, redemptions and repurchases (€2,124 million), together with the interest paid in remuneration of these issuances including PPCC (€1,199 million), is included in the cash flow from financing activities.

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

At December 31, 2017, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

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

At December 31, 2017, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander announced that its executive committee had resolved to launch three issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of

€1,500 million, USD 1,500 million and €1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, May 28, and September 30, 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014 Banco Santander (Brasil) S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

On December 30, 2016 Grupo Financiero Santander México, S.A.B. of C.V. made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

On April 25, and September 29, 2017, Banco Santander issued preferred shares contingently convertible in newly issued common shares of the Bank (the "CCPP"), for a nominal amount of 750 million euros, and 1,000 million euros, respectively. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

The accrued interests from the subordinated liabilities during 2017 amounted to €966 million (€945 and €934 million during 2016 and 2015, respectively). Interests from the “CCPS” during 2017 amounted to €395 million (€334 and €276 million in 2016 and 2017, respectively).

24.   Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Trade payables	1,559	1,230	1,264
Clearing houses	767	676	708
Tax collection accounts:
Public Institutions	3,212	2,790	2,489
Factoring accounts payable	290	180	194
Unsettled financial transactions	6,375	7,418	5,584
Other financial liabilities	16,225	14,222	10,638
	28,428	26,516	20,877

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.   Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Provision for pensions and other obligations post-employments	6,345	6,576	6,356
Other long term employee benefits	1,686	1,712	1,916
Provisions for taxes and other legal contingencies	3,181	2,994	2,577
Provisions for commitments and guarantees given (Note 2)	617	459	618
Of which: due to country risk	3	3	2
Other provisions	2,660	2,718	3,027
Provisions	14,489	14,459	14,494

b)Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2017					2016					2015
							Provisions	Provisions					Provisions
		Provisions	Provisions				for other	for				Provisions	for
	Provisions	for other	for			Provisions	long	commitments			Provisions	for other	commitments
	for post-	long Term	commitments			for post-	Terms	and			for post-	long Term	and
	employment	employee	and guarantees	Other		employment	employee	guarantees	Other		employment	employee	guarantees	Other
	plans	benefits	given	provisions	Total	plans	benefits	given	provisions	Total	plans	benefits	given	provisions	Total

Balances at beginning of year	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494	7,074	2,338	654	5,310	15,376
Net inclusion of entities in the Group	59	184	146	1,365	1,754	11	8	(4)	13	28	16	1	8	162	187
Additions charged to income:	237	293	(49)	2,863	3,344	227	368	(40)	2,235	2,790	291	224	(1)	2,958	3,472
Interest expense(Note 39)	175	23	—	—	198	170	31	—	—	201	228	42	—	—	270
Personnel expenses (Note 47)	82	6	—	—	88	73	8	—	—	81	85	11	—	—	96
Provisions or reversion of provisions	(20)	264	(49)	2,863	3,058	(16)	329	(40)	2,235	2,508	(22)	171	(1)	2,958	3,106
Addition	2	264	606	3,855	4,727	24	377	226	3,024	3,651	9	217	238	3,632	4,096
Release	(22)	—	(655)	(992)	(1,669)	(40)	(48)	(266)	(789)	(1,143)	(31)	(46)	(239)	(674)	(990)
Other additions arising from insurance contracts linked to pensions	(7)	—	—	—	(7)	(3)	—	—	—	(3)	(18)	—	—	—	(18)

Changes in value recognized in equity	369	—	—	—	369	1,275	—	—	—	1,275	(575)	—	—	—	(575)

Payments to pensioners and pre-retirees with a charge to internal provisions	(355)	(498)	—	—	(853)	(367)	(603)	—	—	(970)	(347)	(667)	—	—	(1,014)
Benefits paid due to settlements	(260)	—	—	—	(260)	(20)	—	—	—	(20)	—	—	—	—	—
Insurance premiums paid	—	—	—	—	—	(1)	—	—	—	(1)	(1)	—	—	—	(1)
Payments to external funds	(273)	—	—	—	(273)	(852)	—	—	—	(852)	(146)	—	—	—	(146)
Amounts used	—	—	(3)	(2,997)	(3,000)	—	—	(2)	(2,149)	(2,151)	—	—	—	(1,684)	(1,684)

Transfer, exchange differences and other changes	(1)	(5)	64	(1,102)	(1,044)	(50)	23	(113)	9	(131)	62	20	(43)	(1,142)	(1,103)

Balances at end of year	6,345	1,686	617	5,841	14,489	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494

c)  Provision for pensions and other obligations post –employments and Other long term employee benefits

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2017	2016	2015

Provisions for post-employment plans - Spanish entities	4,274	4,701	4,822
Provisions for other similar obligations - Spanish entities	1,643	1,664	1,817
Of which: Pre-retirements	1,630	1,644	1,801
Provisions for post-employment plans - Santander UK plc	323	306	150
Provisions for post-employment plans - Other foreign subsidiaries	1,748	1,569	1,384
Provisions for other similar obligations - Other foreign subsidiaries	43	48	99
Provision for pensions and other obligations post – employments and Other long term employee benefits	8,031	8,288	8,272
Of which: Defined benefits	8,026	8,277	8,263

i.Spanish entities - Post-employment plans and other similar obligations

At December 31, 2017, 2016 and 2015, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement.

In 2017, in parallel and simultaneously, Banco Santander and Banco Popular reached an agreement with the workers' representatives to implement a pre-retirement and incentivized retirement plan, which is expected to welcome 1,100 employees during the month of January 2018, increasing the provision set up to cover these commitments to €248 million (€361 and 217 million in 2016 and 2015, respectively), and it is shown under "liquidation paid benefits.".

In October 2017, the Bank and the workers' representatives reached an agreement for the elimination and compensation of certain passive rights arising from extra-covenant improvement agreements. The effect of the settlement of the mentioned commitments is shown in the tables included below.

The expenses incurred by the Spanish Companies in respect of contributions to defined contribution plans amounted to €90 million in 2017 (2016: €93 million; 2015: €99 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015

Annual discount rate	1.40% and 1.38% B. Popular	1.50%	1.75%	1.40%	1.50%	1.75%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	B. Popular 1.75% in 2018 and Rest B. Santander 1,25%	2.00% (*)	2.00% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0% and 1.50%	0% and 1.50%	0% and 1.50%

(*)    Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2017, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.37% to - 4.92%, respectively, and an increase or decrease in the present value of the long-term obligations of + 1.05% to -1.03%. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2017

Expected rate of return on plan assets	1.40%	1.50%	1.75%	N/A	N/A	N/A
Expected rate of return on reimbursement rights	1.40%	1.50%	1.75%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2017 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013

Present value of the obligations:
To current employees	138	50	48	62	50	—	—	—	—	—
Vested obligations to retired employees	5,662	4,423	4,551	4,708	4,483	—	—	—	—	—
To pre-retirees	—	—	—	—	—	1,647	1,644	1,801	2,220	2,149
Long-service bonuses and other benefits	—	—	—	—	—	13	13	12	13	11
Other	112	383	380	307	257	—	—	—	4	1
	5,912	4,856	4,979	5,077	4,790	1,660	1,657	1,813	2,237	2,161
Less - Fair value of plan assets	1,640	157	157	167	157	17	—	—	—	—
Provisions - Provisions for pensions	4,272	4,699	4,822	4,910	4,633	1,643	1,657	1,813	2,237	2,161

Of which:
Internal provisions for pensions	4,036	4,432	4,524	4,565	4,293	1,642	1,657	1,813	2,237	2,161
Insurance contracts linked to pensions (Note 14)	238	269	299	345	342	1	—	—	—	—
Unrecognized net assets for pensions	(2)	(2)	(1)	—	(2)	—	—	—	—	—

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015

Current service cost	16	11	12	1	1	2
Interest cost (net)	79	91	100	21	27	37
Expected return on insurance contracts
linked to pensions	(4)	(5)	(6)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognized in the year	—	—	—	13	6	(8)
Past service cost	—	6	4	—	—	—
Pre-retirement cost	—	6	4	248	355	213
Other	(2)	(21)	(28)	—	(1)	(33)
	89	88	86	283	388	211

In addition, in 2017 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by €41 million with respect to defined benefit obligations (2016: an increase of €141 million; 2015: an increase of €145 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015

Present value of the obligations at beginning of year	4,856	4,979	5,077	1,657	1,813	2,237
Incorporation of Group companies, net	1,563	—	—	202	—	—
Current service cost	16	11	12	1	1	2
Interest cost	94	95	105	21	27	37
Pre-retirement cost	—	6	4	248	355	213
Effect of curtailment/settlement	(2)	(21)	(28)	—	—	(33)
Benefits paid	(388)	(353)	(327)	(490)	(570)	(657)
Benefits paid due to settlements	(260)	—	—	—	—	(1)
Past service cost	—	6	4	—	—	—
Actuarial (gains)/losses	57	136	124	13	6	(8)
Demographic actuarial (gains)/losses	(7)	15	24	10	(1)	(12)
Financial actuarial (gains)/losses	64	121	100	3	7	4
Exchange differences and other items	(24)	(3)	8	8	25	23
Present value of the obligations at end of year	5,912	4,856	4,979	1,660	1,657	1,813

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015

Fair value of plan assets at beginning of year	157	157	167	—	—	—
Incorporation of Group companies, net	1,507	—	—	18	—	—
Expected return on plan assets	15	4	5	—	—	—
Benefits paid	(58)	(8)	(17)	(1)	—	—
Contributions/(surrenders)	3	9	1	—	—	—
Actuarial gains/(losses)	24	(2)	(3)	—	—	—
Exchange differences and other items	(8)	(3)	4	—	—	—
Fair value of plan assets at end of year	1,640	157	157	17	—	—

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2017	2016	2015	2017	2016	2015

Fair value of insurance contracts linked to pensions at beginning of year	269	299	345	—	—	—
Incorporation of Group companies, net	—	—	—	2	—	—
Expected return on insurance contracts linked to pensions	4	5	6	—	—	—
Benefits paid	(29)	(32)	(34)	(1)	—	—
Paid premiums	1	—	—	—	—	—
Actuarial gains/(losses)	(7)	(3)	(18)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	238	269	299	1	—	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2017 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2017 for the next ten years:

Millions
of euros

2018	808
2019	703
2020	610
2021	523
2022	449
2023 to 2027	1,579

ii.United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to €82 million in 2017 (2016: €81 million; 2015: €90 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2017	2016	2015

Annual discount rate	2.49%	2.79%	3.74%
Mortality tables	108/86 S2 Light	116/98 S1 Light TMC	116/98 S1 Light TMC
Cumulative annual CPI growth	3.15%	3.12%	2.98%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.94%	2.92%	2.83%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2017, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 9.50%. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 6.29%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2017 and the four preceding years is as follows:

	Millions of euros
	2017	2016	2015	2014	2013

Present value of the obligations	13,056	12,955	12,271	11,959	10,120
Less-
Fair value of plan assets	13,239	13,118	12,880	12,108	9,455
Provisions - Provisions for pensions	(183)	(163)	(609)	(149)	665

Of which:
Internal provisions for pensions	323	306	150	256	806
Net assets for pensions	(506)	(469)	(759)	(405)	(141)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2017	2016	2015

Current service cost	36	31	39
Interest cost (net)	(6)	(22)	(5)
	30	9	34

In addition, in 2017 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by €121 million with respect to defined benefit obligations (2016: an increase of €621 million; 2015: a decrease of €435 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2017	2016	2015

Present value of the obligations at beginning of year	12,955	12,271	11,959
Incorporation of Group companies, net	—	—	51
Current service cost	36	31	39
Interest cost	347	407	466
Benefits paid	(445)	(332)	(342)
Contributions made by employees	20	20	25
Past service cost	—	—	—
Actuarial (gains)/losses	602	2,315	(656)
Demographic actuarial (gains)/losses	(184)	(59)	(364)
Financial actuarial (gains)/losses	786	2,374	(292)
Exchange differences and other items	(459)	(1,757)	729
Present value of the obligations at end of year	13,056	12,955	12,271

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2017	2016	2015

Fair value of plan assets at beginning of year	13,118	12,880	12,108
Incorporation of Group companies, net	—	—	66
Expected return on plan assets	353	429	471
Benefits paid	(445)	(332)	(342)
Contributions	208	304	59
Actuarial gains/(losses)	481	1,694	(222)
Exchange differences and other items	(476)	(1,857)	740
Fair value of plan assets at end of year	13,239	13,118	12,880

In 2018 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2017.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2017	2016	2015

Equity instruments	20%	25%	23%
Debt instruments	46%	49%	53%
Properties	13%	12%	15%
Other	21%	14%	9%

The following table shows the estimated benefits payable at December 31, 2017 for the next ten years:

Millions
of euros

2018	284
2019	285
2020	304
2021	327
2022	352
2023 to 2027	2,065

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2017, 2016 and 2015, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to €99 million in 2017 (2016: €92 million; 2015: €90 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 9.53% and 9.65%, the CPI 4.00% and the mortality table the AT-2000.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2017, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 5.14%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2017 and the four preceding years is as follows:

	Millions of euros
		Of which:
		Business in
	2017	Brazil	2016	2015	2014	2013

Present value of the obligations	9,534	7,046	9,876	8,337	10,324	9,289
Less-
Of which: with a charge to the participants	193	193	153	133	151	133
Fair value of plan assets	7,927	6,188	8,445	7,008	8,458	7,938
Provisions - Provisions for pensions	1,414	665	1,278	1,196	1,715	1,218

Of which:
Internal provisions for pensions	1,787	994	1,613	1,478	1,999	1,512
Net assets for pensions	(98)	(54)	(52)	(28)	(8)	(8)
Unrecognized net assets for pensions	(275)	(275)	(283)	(254)	(276)	(286)

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2017	2016	2015

Current service cost	35	38	43
Interest cost (net)	104	105	138
Provisions or reversion of provisions
Actuarial (gains)/losses recognized in the year	1	(9)	(1)
Past service cost	3	18	1
Pre-retirement cost	—	(9)	—
Other	(19)	(37)	(1)
	124	106	180

In addition, in 2017 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by €207 million with respect to defined benefit obligations (2016: an increase of €513 million; 2015: a decrease of €285 million).

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

On the other hand, in 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the headings "benefits paid due to settlements".

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2017	2016	2015

Present value of the obligations at beginning of year	9,876	8,337	10,324
Incorporation of Group companies, net	165	171	26
Current service cost	35	38	43
Interest cost	807	802	778
Pre-retirement cost	—	(9)	—
Effect of curtailment/settlement	(19)	(37)	(1)
Benefits paid	(716)	(690)	(639)
Benefits paid due to settlements	(24)	(1,352)	—
Contributions made by employees	6	8	8
Past service cost	3	18	1
Actuarial (gains)/losses	404	1,269	(271)
Demographic actuarial (gains)/losses	(140)	439	393
Financial actuarial (gains)/losses	544	830	(664)
Exchange differences and other items	(1,003)	1,321	(1,932)
Present value of the obligations at end of year	9,534	9,876	8,337

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2017	2016	2015

Fair value of plan assets at beginning of year	8,445	7,008	8,458
Incorporation of Group companies, net	166	154	9
Expected return on plan assets	732	732	667
Benefits paid	(683)	(637)	(594)
Benefits paid due to settlements	(24)	(1,328)	—
Contributions	94	559	109
Liquidation gains/(losses)	—	—	1
Actuarial gains/(losses)	203	687	43
Exchange differences and other items	(1,006)	1,270	(1,685)
Fair value of plan assets at end of year	7,927	8,445	7,008

In 2018 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2017.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2017	2016	2015

Equity instruments	6%	7%	12%
Debt instruments	84%	88%	84%
Properties	3%	1%	1%
Other	7%	4%	3%

The following table shows the estimated benefits payable at December 31, 2017 for the next ten years:

Millions
of euros

2018	620
2019	636
2020	653
2021	670
2022	689
2023 to 2027	3,689

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

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2017	2016	2015

Recognized by Spanish companies	1,666	1,148	1,332
Recognized by other EU companies	1,127	1,300	1,766
Recognized by other companies	3,048	3,264	2,506
Of which:
Brazil	2,504	2,715	2,016
	5,841	5,712	5,604

Set forth below is the detail, by type of provision, of the balance at December 31, 2017, 2016 and 2015 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2017	2016	2015

Provisions for taxes	1,006	1,074	997
Provisions for employment-related proceedings (Brazil)	868	915	581
Provisions for other legal proceedings	1,307	1,005	999
Provision for customer remediation	885	685	916
Regulatory framework-related provisions	101	253	308
Provision for restructuring	360	472	404
Other	1,314	1,308	1,399
	5,841	5,712	5,604

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

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated amount related to the floor clauses of Banco Popular. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions relating to the FSCS (Financial Services Compensation Scheme), the Bank Levy in the UK and in Poland the provision related to the Banking Tax.

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

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.d. With respect to Brazil, the main charges to the income statement in 2017 were €355 million for civil contingencies (2016: €201 million; 2015: €289 million) and €505 million for employment-related claims (2016: €395 million; 2015: €370 million). This charge was offset in part by the use of the available provisions, of which €388 million corresponded to employment-related payments (2016: €284 million; 2015: €241 million), €203 million to civil payments (2016: €239 million; 2015: €273 million). In the UK, period provisions of €164 million were recognized in connection with customer remediation (2016: €179 million; 2015: €689 million), of €106 million in connection with the regulatory framework (Bank Levy and Financial Services Compensation Scheme (FSCS)) (2016: €173 million; 2015: €243 million), and of €44 million for restructuring (2016: €129 million and 2015: €56 million), these increases were offset by the use of €277 million of provisions for customer remediation (2016: €355 million; 2015: €227 million), €151 million in payments relating to Bank Levy and FSCS (2016: €169 million; 2015: €233 million) and €50 million for restructuring in 2017 (2016: €49 million; 2015: €41 million). In addition, €99 million have been provisioned derived from the regulatory framework and paid in the year in Poland and €125 million of restructuring for Consumer businesses. Regarding Spain, in 2017 €425 million of restructuring were allocated (2016: €244 million) to the integration plan related to the acquisition of Banco Popular, which has been registered by its nature, part of 'Provisions for restructuring 'and part in' Provisions for pensions and other retirement benefits defined post-employment and Other long-term employee benefits', increase offset by the use of €162 million (2016: €206 million). Additionally, €223 million of provisions are included for compensation to customers derived from the floor clause from Banco Popular.

e)     Litigation and other matters

i. Tax-related litigation

At December 31, 2017, the main tax-related proceedings concerning the Group were as follows:

-

Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-

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

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In August 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Tax Amnesty Provisional Measure 783/2017 in relation to certain administrative processes for the years 1999 to 2005.

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

-

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007. These rulings have been subject to a clarification action. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

-

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. After the appeal for reconsideration lodged at the Federal Tax Office was dismissed by the Delegacia da Receita Federal, the Group, in December 2014, appealed against the infringement notice at CARF, which, in March 2018, in a split decision settled by the casting vote of the Chairman, has dismissed the appeal filed by the Group. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

-

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN

AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge ruled in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and referred the case back to the District Court for its ruling over certain matters pending resolution, including the refund claim and the justification of sanctions. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The parties are currently awaiting the District Court´s decision over Santander Holdings USA, Inc. petition to have a summary judgement related to the matters pending resolution. The estimated loss relating to this litigation is provided for.

-

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

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At December 31, 2017, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

In August 2010, the FSA (Financial Services Authority) (now the FCA (Financial Conduct Authority)) published a Policy Statement on the valuation and compensation of claims for payment protection insurance (PPI). The policy established rules that changed the bases for the analysis and treatment of the claims for PPI sales and increased the amounts to be paid to customers whose claims were ratified.

In November 2015, the FCA published the consultation 15/39 (Regulations and guides on the payment of claims related to insurance for credit protection) that introduced the concept of unfair commission in connection with case Plevin for the customer compensation, as well as the term for customers to formulate their PPI complaints. On August 2, 2016, the FCA issued a new consultative document (CP16/20: Rules and guidance on payment protection insurance complaints: feedback on CP15/39 and further consultation). The document described the FCA’s proposal to address the PPI claims following the UK Supreme Court’s ruling on the Plevin v. Paragon Personal Finance Ltd case (Plevin) and included the recommendation that the period for filing claims should be extended by two years from June 2017, which was later than proposed in CP 15/39 issued by the FCA in November 2015. The document also included proposals on the calculation of compensation in claims related to Plevin, including considerations on how the participation in benefits should be reflected in the calculation. The final regulation (Policy Statement 17/3 (Payment Protection Insurance Complaints: Feedback on CP16/20 and final rules and guidance)) published on March 2, 2017 confirms that the two year term for the formulation of claims started on August 2017. It also requires to proactively contact with the claimants whose claims were rejected in accordance with article 140ª of Consumer Credit Act. Finally, the standard introduced some clarifications on the calculation of the profit participation percentage. These changes may have an impact on the amounts expected to be paid in the future.

A provision for conduct remediation has been recognized in respect of the mis-selling of PPI policies in the UK. This provision has been calculated using the following variables:

-	Number of claims - estimated number of claims;
-	Percentage of claims lost - estimated percentage of claims that are or will be favorable to the customer; and
-	Average cost - estimated amount to be paid to customers, including compensation for direct loss plus interest.

For the calculation of the provision has been considered

-	Full analysis of causes of the claims, probability of success, market fluctuations, possible activities/supervisor and guidelines of the FCA and how these may affect the future;
-	Activity recorded with regard to the number of claims received;
-	Amount of compensation paid to customers, together with a forecast of the probability of this varying in future;
-	The impact on complaints levels of proactive customer contact;
-	Effect media coverage and time bar are expected to have on the complaints inflows.
-	Commission and profit margin obtained from the insurance provider during the products’ lifespan.
-	In relation to a specific PPI portfolio of complaints, an analysis of the relevant facts and circumstances including legal and regulatory responsibilities.

These criteria are kept under review and regularly compared to the customer information (claims received, percentage of successful claims, impact of changes in the percentage of successful claims and assessment of the customers potentially affected) to ensure their validity. The provision represents management’s best estimate of Santander UK’s future liability in respect of mis-selling of PPI policies.

The most critical factor in determining the level of provision is the volume of claims. The uphold rate is informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received until August 2019.

2017 compared to 2016

The remaining provision for PPI redress and related costs amounted to £356m (€401 million). The total charge for the year was £109m (€124 million) (2016: £144m (€140 million) and was driven by an increase in estimated future claims driven by the start of the FCA advertising campaign for PPI, offset by an expected decline relating to a specific PPI portfolio review. We continue to monitor our provision levels in respect of recent claims experience. In 2016, a provision of £114m (€140 million) was made when we applied the principles published in the August 2016 FCA papers, and a further £32m (€37 million) was made in relation to a past business review.

Monthly utilization increased from the 2016 average following the confirmation of a deadline for customer complaints, broadly in line with our assumptions. We continue to monitor our provision levels in respect of recent claims experience.

2016 compared to 2015

We made an additional £144m provision charge in the year, which included our best estimate of Plevin related claim costs and a £30m charge for a portfolio under a past business review. With the FCA consultation that was expected to close in the first quarter of 2017, we assessed the adequacy of our provision and applied the principles published in the August 2016 FCA consultation paper to our current assumptions.  We continued to review our provision levels in respect of recent claims experience and noted that once the final FCA guidance was published it was possible further PPI-related provision adjustments would be required in future years.

Monthly utilization during the year, excluding the impact of past business review activity, was slightly higher than the 2015 average and in line with our assumptions.

The following table shows the main factors to calculate the provisions and the future forecast as well as the sensitivity analysis in the face of future changes. It reflects a blended view across all our retail products and portfolios and includes redress for Plevin-related claims:

			Sensitivity
		Future	analysis:
		forecast	increases /
	Accumulated at	(unaudited	decreases in
	December 31, 2017	figures)	provision

Claims received (1) (000)	1,623	660	25 = £9m
Claims received for proactive contact (000)	487	127	25 = £5m
% Response to complaints received by proactive contact	54%	100%	1% - £0.3m
% Of claims accepted by the Entity (2)	47%	68%	1% - £2.6m
Average compensation by accepted claim (3)	£1,378	£564	£100 = £50 m

(1)

Includes all claims received regardless of whether we expect to make a payment; i.e. regardless of the likelihood of the Santander UK group incurring a liability. Excludes claims where the complainant has not held a PPI policy.

(2)	It includes both claims received directly from customers and those contacted proactively by the Entity.
(3)

The average claim compensation was reduced from an accumulated average amount of £1,378 (€1,222) on December 31, 2017 to an average future amount of £564 due to the effect of Plevin cases in the provision, as well as a shift in the complaints mix to a greater proportion of storecards which typically carry lower average balances.

-

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

-

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process, in which the Partial Award was issued, rejecting the procedural exceptions raised by Delforca, resolution which was appealed by Delforca. Delforca appealed against the decisions rejected the resolution of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, being these processes under processing. The Bank has not recognized any provisions in this connection.

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

-

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

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores (Febrapo) and Federação Brasileira dos Bancos (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indexes were changed. The terms of the agreement signed by the parties have already been approved by the Supreme Federal Court (STF), to whom the final word on the viability of the agreement corresponds. Provisions registered in order to hedge risks that may derive from the "economic plans", including those derived from the agreement pending approval by the STF, are deemed sufficient.

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

-

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

On March 4, 2016, the Court handed down a judgment in which it upheld all the matters raised by the Bank and declared al the swap agreements to be valid and binding. The transport companies appealed against this decision. The Appellate Court dismissed the appeal through a decision handed down on 13 December 2016, in which it stated that a cassation appeal cannot be filed against this decision. The transport companies have filed an appeal against this decision at the Supreme Court.

On May 2, 2017, Portuguese shipping companies, Banco Santander Totta, SA and the Portuguese Republic reached an agreement regarding these legal proceedings which were terminated. Shipping companies withdrew their request for admission of a pending appeal before the English Supreme Court. This matter has concluded.

-

In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Santander Bank in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). On February 13, 2018, the CNMC published its decision, by which it fined Santander, Sabadell, BBVA and Caixabank with €91 million (€23.9 million for Santander) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union (Case S/DC/0579/16 Derivados Financieros). According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision is not final and will be appealed.

-

Floor clauses (“cláusulas suelo”): as a result of the acquisition of Banco Popular Español, S.A., the Group is exposed to material transactions containing floor clauses. Floor clauses are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark interest rate. Banco Popular, S.A. has included floor clauses in certain asset operations with customers. Banco Popular’s position in respect of these floor clauses is as follows:

On December 21, 2016, the European Court of Justice overruled the ruling established through Spanish Supreme Court Judgement of May 9, 2013, and by virtue of which the retroactive effect of declaring the floor clauses null and void was limited so that the amounts charged in application of these clauses would only be refunded from May 9, 2013. Subsequently, the Judgement handed down by the Spanish Supreme Court on February 24, 2017, ruling on a cassation appeal (“recurso de casación”) filed by another entity, adapted its jurisprudence in line with the Judgement of the European Court of Justice of December 21 2016 and, in particular, considered that its ruling of May 9, 2013, which related to a collective action, did not have res judicata effect with respect to individual suits filed by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank’s estimates.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union’s Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of December 31, 2017, the amount of the Group’s provisions in relation to this matter goes up to €223 million. For this concept, after the purchase of Banco Popular, €238 million provisions have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above. The Group considers that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately €900 million, as initially measured and without considering the returns performed. Considering the provisioned amount referred before and the refunds performed, the maximum and not probable risk derived would have a coverage greater than 50% of this maximum risk scenario.

-

Other aspects: given that no precedent exists in either Spain or any other European Union member state for the declaration setting out the resolution of Banco Popular, the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, all in accordance with the single resolution framework regulation referred to in Note 3, the possibility of future appeals being submitted against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims against Banco Popular Español, S.A., Banco Santander or other Santander Group companies deriving from or related to the acquisition of Banco Popular. Several investors, advisors and financial dealers have stated that they intend to analyze and, in some cases, have already submitted different types of claims in respect to the acquisition. To date, 103 procedures have been filed before the European Union Court of Justice and more than 261 have been brought before the Spanish Audiencia Nacional.With respect to possible appeals or claims, it is not possible at this time to foresee the total of the specific petitions that could be put forth, nor their economic implications (particularly when these possible future claims might not specify any specific amount, or when they allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular has been accounted for as disclosed in Notes 1.h and 3 of the consolidated financial statements.

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

26.   Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2017	2016	2015

Transactions in transit	811	994	744
Accrued expenses and deferred income	6,790	6,507	6,562
Other	4,990	3,569	2,915
	12,591	11,070	10,221

27.  Tax matters

a)Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander  (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities). Banco Popular and its Spanish subsidiaries are taxed in 2017, likewise, in a tax consolidation system, incorporating themselves as subsidiaries to the Consolidated Tax Group in 2018.

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)Years open for review by the tax authorities

In 2015 notification was received of the final agreed payments relating to the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007, which were signed partly on an uncontested basis and partly on a contested basis. As the Parent of the Consolidated Tax Group, in accordance with the advice of its external lawyers, Banco Santander, S.A. considers that the aforementioned final agreed payments should not have a material impact on the consolidated financial statements as there are sound defense arguments in relation to the appeals filed against them. As a result, no provision has been recognized in this connection. As regards the tax inspections relating to prior years, in 2016 notified of the execution agreement was received of the Supreme Court judgment on the years 2001 and 2002, without a material impact on the consolidated financial statements.

Also, in 2014 an audit by the tax authorities was initiated at the Consolidated Tax Group in relation to the years up to 2011, and the Consolidated Tax Group has the years subject to that audit and the subsequent years up to and including 2017 open for review in relation to the main taxes applicable to it. Likewise, the aid recovery procedure for the EC decision of October 15, 2014 related to the deduction of the financial goodwill in indirect acquisitions commenced in 2017.

Regarding Banco Popular and subsidiaries integrated in its own Tax Group, exercises 2010 to 2017 inclusive are subject to review. In 2017, partial-scope verification and investigation proceedings have been initiated in relation to the 2016.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group's tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group's consolidated financial statements.

c)Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2017	2016	2015

Consolidated profit (loss) before tax:
From continuing operations	12,091	10,768	9,547
From discontinued operations	—	—	—
	12,091	10,768	9,547
Income tax at tax rate applicable in Spain (30%)	3,628	3,230	2,864
By the effect of application of the various tax rates applicable in each country (*)	539	312	158
Of which:
Brazil	656	396	300
United Kingdom	(78)	(63)	(146)
United States	68	94	156
Chile	(48)	(54)	(60)
Effect of profit or loss of associates and joint ventures	(211)	(133)	(111)
Effect of deduction of goodwill in Brazil	(164)	(184)	(133)
Effect of reassessment of deferred taxes	(282)	(20)	30
Reversal of tax liabilities (**)	—	—	(1,071)
Permanent differences	374	77	476
Current income tax	3,884	3,282	2,213

Effective tax rate	32.12%	30.48%	23.18%

Of which:
Continuing operations	3,884	3,282	2,213
Discontinued operations	—	—	—
Of which:
Current taxes	3,777	1,493	4,070
Deferred taxes	107	1,789	(1,857)
Taxes paid in the year	4,137	2,872	2,205

(*)    Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

(**)  Effect of tax liabilities reversal of Banco Santander (Brazil), S.A. regarding tax litigation related to social contributions PIS and COFINS (see Note 25.e).

d)Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity in 2017, 2016 and 2015:

	Millions of euros
	2017	2016	2015

Other comprehensive income
Items not reclassified to profit or loss	60	364	(231)
Actuarial gains or (-) losses on defined benefit pension plans	60	364	(231)
Items that may be reclassified to profit or loss	—	(694)	448
Cash flow hedges	108	(136)	51
Financial assets available for sale	(97)	(552)	384
Debt instruments	(366)	(368)	418
Equity instruments	269	(184)	(34)
Other recognized income and expense of investments in subsidiaries, joint ventures and associates	(11)	(6)	13
Total	60	(330)	217

e)Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

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

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at December 31, 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017		2016		2015
	Monetizable		Monetizable		Monetizable
	(*)(**)	Other	(*)	Other	(*)	Other

Tax assets:	11,046	12,164	9,649	11,615	8,887	13,158
Tax losses and tax credits	—	4,457	—	4,934	—	4,808
Temporary differences	11,046	7,707	9,649	6,681	8,887	8,351
Of which:
Non-deductible provisions	—	2,336	—	1,645	—	1,631
Valuation of financial instruments	—	530	—	1,042	—	2,231
Loan losses	7,461	1,159	6,082	940	5,330	827
Pensions	3,585	723	3,567	641	3,557	475
Valuation of tangible and intangible assets	—	1,077	—	537		686

Tax liabilities:	—	4,837	—	5,694	—	5,565
Temporary differences	—	4,837	—	5,694	—	5,565
Of which:
Valuation of financial instruments	—	1,207	—	1,105	—	896
Valuation of tangible and intangible assets	—	1,256	—	1,916	—	1,727
Investments in Group companies	—	808	—	1,265	—	1,249

(*)    Not deductible from regulatory capital.

(**)  Banco Popular has requested the conversion of part of its monetizable assets given the circumstances of the aforementioned regulations are applied.

The Group only recognizes deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analysis performed.

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

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognized deferred tax assets:

Spain

The deferred tax assets recognized at the Consolidated Tax Group total €10,494 million, of which €5,874 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, €1,516 million for other temporary differences and €3,104 million for tax losses and credits.

On the other hand, deferred tax assets recognized by the Popular Group amount to €3,340 million, from which €2,036 million have arisen as a result of monetizable temporary differences with the right to convert to a credit against the Public Treasury, as has been mentioned above (including the €486 million whose conversion has already been requested in 2017). The resting amount mainly belongs to other temporary differences.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognized tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognized in Brazil total €5,591 million, of which €2,939 million were for monetizable temporary differences, €2,277 million for other temporary differences and €375 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognized in the United States total €1,205 million, of which €310 million were for temporary differences and €895 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered before 2027. The recognized tax loss and tax credit carryforwards will be recovered before 2029.

Mexico

The net deferred tax assets recognized in Mexico total €480 million, substantially all of which were for temporary differences.

The Group estimates that substantially all the recognized deferred tax assets for temporary differences will be recovered in 3 years.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisition	Balances at
	December 31,	(Charge)/	and other	valuation	for the year	December 31,
	2016	Credit to income	items	adjustments	(net)	2017

Deferred tax assets	21,264	(675)	(756)	(1)	3,378	23,210
Tax losses and tax credits	4,934	(279)	(205)	—	7	4,457
Temporary differences	16,330	(396)	(551)	(1)	3,371	18,753
Of which: monetizable	9,649	(185)	(455)	—	2,037	11,046
Deferred tax liabilities	(5,694)	568	414	19	(144)	(4,837)
Temporary differences	(5,694)	568	414	19	(144)	(4,837)
	15,570	(107)	(342)	18	3,234	18,373

	Millions of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	and other	valuation	for the year	December 31,
	2015	to income	items	adjustments	(net)	2016
Deferred tax assets	22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits	4,808	194	110	—	(178)	4,934
Temporary differences	17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable	8,887	49	713	—	—	9,649
Deferred tax liabilities	(5,565)	(478)	98	(26)	277	(5,694)
Temporary differences	(5,565)	(478)	98	(26)	277	(5,694)
	16,480	(1,789)	1,453	(577)	3	15,570

	Millions of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	and other	valuation	for the year	December 31,
	2014	to income	items	adjustments	(net)	2015
Deferred tax assets	22,164	2,330	(2,831)	356	26	22,045
Tax losses and tax credits	5,650	(449)	(399)	—	6	4,808
Temporary differences	16,514	2,779	(2,432)	356	20	17,237
Of which: monetizable	8,444	1,199	(794)	38	—	8,887
Deferred tax liabilities	(4,527)	(473)	(200)	(73)	(292)	(5,565)
Temporary differences	(4,527)	(473)	(200)	(73)	(292)	(5,565)
	17,637	1,857	(3,031)	283	(266)	16,480

Also, the Group did not recognize deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately €7,550 million, the use of which €370 million is subject, among other requirements, to time limits.

f)Tax reforms

The following significant tax reforms were approved in 2017 and previous years:

The Tax Cuts and Jobs Act (the 2017 Act) was approved in the United States on December 22, 2017. The main amendments introduced in this tax regulation affect the US corporate tax rates, some business-related exclusions and deductions and credits. Likewise, this amendment will entail an international tax impact for many companies that operate internationally. The main impact is derived from the decrease in the federal tax rate that will be reduced from 35% to 21%, which will affect both the amount and estimation of the recoverability of deferred tax assets and liabilities during 2017 as well as the profit after tax from 2018. The estimated impact on the Group, arisen from the affected subsidiaries, which was already recorded as at December 31, 2017, did not represent a significant amount in the attributable profit.

On December 29, 2017, Law No. 27430 on the reform of the Argentine tax system was published, whose main measures entered into force on January 1, 2018, therefore it had no effect on the Group's accounts in 2017. Among other measures, it is established a gradual reduction of the income tax from the 35% applicable until 2017, to 30% in 2018 and 2019, and up to 25% in 2020 and ahead, which is complemented by a dividend withholding of 7% for those distributed with a charge to 2018 and 2019 financial years, and 13% if distributed with a charge to 2020 onwards.

On December 2016, the Royal Decree-Law 3-2016 had been approved in Spain in December 2016 under which the following tax measures had been adopted with application in 2016: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax base has been reduced( the limit has been reduced from 70% to 25% of the tax base), (ii) this regulation sets out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also sets out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv)  the regulation finally includes the non-deductibility of the losses generated from the transmission of participations performed from January 1, 2017.

The effects of this reform for the Consolidated Tax Group had been: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non significant amount; (Ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, will not have an adverse effect on the accounts for 2016 and 2017, since there are no legal restrictions on the availability of shares; (Iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction was approved regarding the tax rate of the Corporate Tax, from 20% to 17% from April 1, 2020. The applicable rate from April 1, 2017 is of 19%. Also in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge will be applied from January 1, 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Brazil there was also an increase in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from September 1, 2015), as a result of which the income tax rate (25%) plus the CSL rate total 45%.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

As a consequence of the Chilean tax reform that was approved in Chile in 2012, the tax rate applicable in 2017 was 25.5% (24% in 2016 and it will be 27% in 2018).

g)Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2017/18. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK Plc. is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

28.   Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Millions of euros
	2017	2016	2015
Bank Zachodni WBK S.A.	1,901	1,653	1,685
Banco Santander (Brasil) S.A.	1,489	1,784	1,190
Santander Consumer USA Holdings Inc.	1,479	1,963	1,506
Grupo PSA	1,305	1,149	801
Banco Santander - Chile	1,209	1,204	1,037
Grupo Financiero Santander México, S.A.B. de C.V.	1,056	1,069	1,296
Grupo Metrovacesa	836	449	560
Other companies (*)	1,481	1,208	1,270
	10,756	10,479	9,345

Profit/(Loss) for the year attributable to non-controlling interests	1,588	1,282	1,368
Of which:
Santander Consumer USA Holdings Inc.	368	256	329
Banco Santander (Brasil) S.A.	288	194	296
Banco Santander - Chile	264	215	191
Grupo PSA	206	171	122
Grupo Financiero Santander México, S.A.B. de C.V.	194	190	201
Bank Zachodni WBK S.A.	160	148	154
Other companies	108	108	75
	12,344	11,761	10,713

(*)Includes an issue of perpetual equity instruments by Santander UK acquired by non-Group third parties.

b)Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	11,761	10,713	8,909
Other comprehensive income	(583)	374	(572)
Exchange differences	(653)	360	(520)
Cash flow hedge	(11)	45	(1)
Available for sale equity	(2)	(30)	22
Available for sale fixed income	71	38	(100)
Other	12	(39)	27
Which of: Other comprehensive income	—	—	6
Other	1,166	674	2,376
Profit attributable to non-controlling interests	1,588	1,282	1,368
Modification of participation rates	(819)	(28)	(168)
Change of perimeter	(39)	(197)	761
Dividends paid to minority shareholders	(665)	(800)	(461)
Changes in capital and others concepts	1,101	417	876
Balance at end of year	12,344	11,761	10,713

In 2015 the Group acquired 50% of Société Financière de Banque – SOFIB (currently PSA Banque France), PSA Finance UK Limited and PSA Financial Services Spain, E.F.C., S.A. (see Note 3), thereby generating an increase in the balance of Non-controlling interests of €462 million, €148 million and €181 million. Also, the acquisition of a 13.8% interest in Metrovacesa, S.A. from Banco Sabadell, S.A. generated a decrease in the balance of Non-controlling interests of €271 million.

During 2016, there was a decrease of €621 million in Non - controlling interests due to the operation of Metrovacesa, S.A. (See Note 3).

Additionally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of Non - controlling interests of €410 million.

During the year 2017, the Group completed the acquisition of 9.65% of shares of Santander Consumer USA Holdings Inc. (See Note 3), which resulted in a reduction of €492 million in the balance of Non - controlling interests.

The foregoing changes are shown in the Consolidated statement of changes in total equity.

c)Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2017 is summarized below:

	Millions of euros (*)
			Grupo
	Banco		Financiero		Santander
	Santander	Banco	Santander	Bank	Consumer
	(Brasil)	Santander -	México,	Zachodni	USA
	S.A.	Chile	S.A.B de C.V.	WBK S.A.	Holdings Inc.
Total assets	161,690	50,355	58,203	32,171	33,162
Total liabilities	145,040	45,321	53,267	27,235	27,537
Net assets	16,650	5,034	4,936	4,936	5,625
Total gross income	14,273	2,523	3,460	1,419	4,257
Total profit	2,887	859	904	432	585

(*)Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

29.   Other comprehensive income

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

-

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

-	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.
-

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

-	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognized gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

(a)Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans

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

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2017 amounted to €157 million - See Note 25.b -, with the following breakdown:

-	Increase of €41 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate - decrease from 1.50% to 1.40%.
-

Increase of €121 million in the cumulative actuarial losses relating to the Group´s businesses in UK, mainly due to the evolution experienced by the main actuarial hypotheses -decrease in the discount rate from 2.79% to 2.49% and increase in inflation from 3.12% to 3.15%-.

-

Increase of €276 million in accumulated actuarial losses corresponding to the Group's business in Brazil, mainly due to the reduction in the discount rate (from 10.92% to 9.53% in pension benefits and 10.84% to 9.65% in medical benefits), as well as variations in the other hypotheses.

-	Decrease of €281 million in accumulated actuarial profit or losses as a result of exchange rate and other effects, mainly in Brazil (depreciation of the real), and in UK (depreciation of the pound).

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

The changes in 2017 reflect negative effect of the sharp depreciation of the Brazilian real and U.S. dollar, whereas the changes in 2016 reflect the negative effect of the sharp depreciation of the Pound sterling and the positive effect of the appreciation of the Brazilian real.

Of the change in the balance in these years, a loss of €1,704, €185 and €514 million in 2017, 2016 and 2015 relate to the measurement of goodwill.

The detail, by country is as follows:

	Millions of euros
	2017	2016	2015
Net balance at end of year	(19,741)	(12,995)	(11,980)
Of which:
Brazilian real	(11,056)	(8,435)	(10,679)
Pound sterling	(3,732)	(2,996)	232
Mexican peso	(2,230)	(1,908)	(1,497)
Argentine peso	(1,684)	(1,309)	(1,135)
Chilean peso	(866)	(614)	(711)
U.S. dollar	555	2,849	2,342
Other	(728)	(582)	(532)

c)Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)

-

Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (See Note 11).

-	Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

d)Items that may be reclassified to profit or loss - Financial assets available-for-sale

Includes the net amount of unrealized changes in the fair value of assets classified as Financial assets available-for-sale (See Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale at December 31, 2017, 2016 and 2015 is as follows:

	Millions of euros
	December 31, 2017				December 31, 2016				December 31, 2015
			Net				Net				Net
			revaluation				revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value	gains	losses	(losses)	value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	660	(25)	635	48,217	610	(26)	584	32,729	641	(62)	579	35,283
Rest of Europe	306	(24)	282	20,244	50	(170)	(120)	16,879	283	(47)	236	20,310
Latin America and rest of the world	404	(129)	275	39,132	167	(163)	4	35,996	42	(671)	(629)	32,185
Private-sector debt securities	90	(128)	(38)	20,888	117	(162)	(45)	25,683	165	(253)	(88)	29,409
	1,460	(306)	1,154	128,481	944	(521)	423	111,287	1,131	(1,033)	98	117,187

Equity instruments
Domestic
Spain	5	(2)	3	1,373	48	(5)	43	1,309	66	(5)	61	1,140
International
Rest of Europe	166	(2)	164	979	284	(4)	280	1,016	438	(14)	424	1,338
United States	14	(5)	9	560	21	—	21	772	14	(2)	12	980
Latin America and rest of the world	744	(6)	738	1,878	811	(7)	804	2,390	251	(2)	249	1,391
	929	(15)	914	4,790	1,164	(16)	1,148	5,487	769	(23)	746	4,849
Of which:
Listed	828	(5)	823	2,900	999	(11)	988	3,200	436	(15)	421	1,986
Unlisted	101	(10)	91	1,890	165	(5)	160	2,287	333	(8)	325	2,863
	2,389	(321)	2,068	133,271	2,108	(537)	1,571	116,774	1,900	(1,056)	844	122,036

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

At the end of 2017, the Group carried out the analysis described above, registering in the impairment / reversal of financial assets available for sale in the consolidated income statement an amount of €10 million corresponding to the impairment of equity instruments (€14 and 111 million in 2016 and 2015, as well as a reversal of €25 million in 2016 and an impairment of €119 million in 2015 in debt instruments).

At December 31, 2017, the losses incurred in more than twelve months recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale arising from equity instruments are not significant.

At December 31, 2017, the losses incurred in more than twelve months recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale arising from debt securities are not significant.

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

The changes in Other comprehensive income - Entities accounted for using the equity method were as follows:

	Millions of euros
	2017	2016	2015
Balance at beginning of year	(153)	(232)	(85)
Revaluation gains/(losses)	(84)	79	(156)
Net amounts transferred to profit or loss	15	—	9
Balance at end of year	(222)	(153)	(232)

Of which:
Zurich Santander Insurance América, S.L.	(145)	(84)	(136)

30.   Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2017 is set forth below.

31.   Issued capital

a)Changes

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

As a result of the acquisition of Banco Popular described in Note 3, and in order to strengthen and optimize the Bank's equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander to increase the capital of the Bank by €729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (€0.50) plus a premium of €4.35 per share, so the total issue rate of the new shares was €4.85 per share and the total effective amount of the capital increase (including nominal and premium) of €7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

On November 1, 2017, a capital increase of €48 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 95,580,136 shares were issued (0.6% of the share capital).

Therefore, the Bank’s new capital consists of €8,068 million, represented by 16,136,153,582 shares of €0.50 of nominal value each one and all of them from a unique class and series.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. At December 31, 2017, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3%1 were State Street Bank & Trust Company (13.32%), The Bank of New York Mellon Corporation (8.83%), Chase Nominees Ltd. (7.41%), EC Nominees Limited (3.43%) and Clearstream Banking S.A. (3.10%) and BNP Paribas (3.03%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital 2 or voting power.

(1) The threshold stipulated in Royal Decree 1362/2007 of October 19, which implemented the Spanish Securities Market Act 24/1988 of July 28 defining the concept of significant holding.

(2) The website of the Comisión Nacional del Mercado de Valores (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on August 9, 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.940%, plus a further stake of 0.158% held through financial instruments. However, according to the Bank's shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on December 31, 2017.

As of December 31, 2017, the shareholders of the Bank did not have owners of shares resident in tax havens with a participation of more than 1% of the share capital.

b)Other considerations

The Annual General Meeting of March 27, 2015 authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total amount of the issue or issues of €10,000 million or the equivalent amount in another currency. The Bank’s directors are authorized to execute this resolution until March 27, 2020.

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

In addition, the ordinary general meeting of shareholders of April 7, 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of €500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.

Likewise, the additional capital authorized by the ordinary general meeting of shareholders on April 7, 2017 is not more than 3,645,585,175 euros. The term available to the Bank's administrators to execute and carry out capital increases up to that limit ends on April 7, 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to 1,458,234,070 euros.

At December 31, 2017 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander – Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At December 31, 2017 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was €52 million, which represented 0.32 % of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was €217 million (equal to 1.35 % of the Bank’s share capital).

At December 31, 2017 the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (See Appendix V).

32.   Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in Share premium in 2015 is the result of the capital increase of €6,893 million carried out on January 8, 2015 (see Note 31.a) and the reduction of €318 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The reduction of €74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in the balance of Share premium in 2017 is the result of the capital increase of €6,343 million approved on July 3, 2017 (See note 31.a) and the reduction of €48 million is due the capital increases charge to reserve arising from the Santander Dividendo Elección program.

Also, in 2017, 2016 and 2015 an amount of €154 million was transferred from the Share premium account to the Legal reserve (2016: €15 million; 2015: €185 million) (See note 33.b.i).

33.   Accumulated retained earnings

a)Definitions

The balance of Equity - Accumulated gains and Other reserves includes the net amount of the accumulated results (profits or losses) recognized in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognized through the consolidated income statement.

b)Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2017	2016	2015
Restricted reserves	2,880	2,686	2,708
Legal reserve	1,614	1,459	1,444
Own shares	1,212	1,173	1,210
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	11,368	11,285	11,486
Voluntary reserves (*)	6,904	7,192	3,230
Consolidation reserves attributable to the Bank	4,464	4,093	8,256
Reserves of subsidiaries	36,862	34,568	31,275
Reserves of entities accounted for using the equity method	725	465	291
	51,835	49,004	45,760

(*)In accordance with the commercial regulations in force in Spain.

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

In 2017 the Bank transferred €154 million from the Share premium account to the Legal reserve (2016: €15 million; 2015: €185 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2017 the Legal reserve was at the stipulated level.

ii.     Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares plus the own treasury shares amount.

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

iv.    Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies' contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2017	2016	2015
Banco Santander (Brasil) S.A. (Consolidated Group)	9,874	8,993	8,408
Santander UK Group	7,724	6,887	6,457
Group Santander Holdings USA.	4,150	4,091	3,440
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,229	3,255	2,977
Banco Santander Totta, S.A. (Consolidated Group)	2,821	2,593	2,165
Banco Santander - Chile	2,764	2,630	2,534
Santander Consumer Finance Group	2,465	2,027	1,549
Banco Santander Río S.A.	1,639	1,326	965
Bank Zachodni WBK S.A.	1,093	967	578
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	638	824	754
Banco Santander (Suisse) S.A.	381	354	346
Santander Investment, S.A.	202	349	367
Cartera Mobiliaria, S.A., SICAV	—	377	363
Exchange differences, consolidation adjustments and other companies (*)	(118)	(105)	372
	36,862	34,568	31,275

Of which, restricted	2,777	2,730	2,445

(*)Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.   Other equity instruments and own shares

a)Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ equity” items.

On September 8, 2017, Banco Santander issued contingent redeemable perpetual bonds (the “Fidelity Bonds”) amounting to €981 million nominal value -€686 million fair value- (See Note 1.h).

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

The Bank’s shares owned by the consolidated companies accounted for 0.024% of issued share capital at December 31, 2017 (December 31, 2016: 0.010%; December 31, 2015: 0.279%).

The average purchase price of the Bank’s shares in 2017 was €5.48 per share and the average selling price was €5.63 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a €26 million of benefit in 2017 (2016: €15 million; 2015: €16 million).

35.   Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)Contingent liabilities and commitments

Contingent liabilities and commitments includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2017	2016	2015
Financial guarantees	14,499	17,244	14,648
Financial bank guarantees	14,287	17,244	14,648
Sold credit derivatives	212	—	—
Non financial guarantees	31,396	24,477	23,047
Technical guarantees	30,273	23,684	22,526
Unconditionally cancellable guarantees	1,123	793	521
Irrevocable documentary credits	3,222	2,713	2,139
Irrevocable documentary credits	3,222	2,713	2,139
	49,117	44,434	39,834

	Millions of euros
	2017	2016	2015
Drawable by third parties	207,671	202,097	195,647
Other contingent commitments	30,299	29,865	26,091
Financial asset forward purchase commitments	674	254	261
Regular way financial asset purchase contracts	1,054	4,273	485
Purchase contracts of financial assets	13,234	12,160	12,755
Documents delivered to clearing houses	12,030	12,656	12,251
Other contingent commitments	3,307	522	339
	237,970	231,962	221,738

At December 31, 2017, the Group had recognized provisions of €617 million to cover for guarantees, contingent commitments and contingent liabilities (December 31, 2016: €459 million; December 31, 2015: €618 million) (see Note 25). And a doubtful exposure for an amount of €1,327 million as of December 31, 2017 and, €1,078 and €968 million euros as of December 31, 2016 and 2015, respectively.

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

ii. Non - Financial guarantees

Non-financial guarantees: Include other guarantees different to those classified as financial, such as the technical guarantees as well as goods and services imports and exports guarantees.

iii. Irrevocable documentary credits

Irrevocable documentary credits: include the irrevocable payment commitments acquired against the delivery of documents.

iv. Loan commitments granted:

Loan commitments granted: Firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.

v. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

	Millions of euros
	2017	2016	2015
Investment funds	135,749	129,930	109,028
Pension funds	11,566	11,298	11,376
Assets under management	19,259	18,032	20,337
	166,574	159,260	140,741

c)Third-party securities held in custody

At December 31, 2017 the Group held in custody debt securities and equity instruments totaling €997,061 million (December 31, 2016: €965,648 million; December 31, 2015 €877,682 million) entrusted to it by third parties.

36.   Derivatives – held for trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2017		2016		2015
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value
Trading derivatives:
Interest rate risk
Forward rate agreements	190,553	(15)	370,244	(64)	175,661	(59)
Interest rate swaps	3,312,025	974	3,092,360	804	2,839,940	3,095
Options, futures and other derivatives	540,424	(511)	565,635	(980)	505,655	(555)
Credit risk
Credit default swaps	25,136	68	38,827	37	54,056	46
Foreign currency risk
Foreign currency purchases and sales	236,805	(29)	259,336	1,102	250,596	80
Foreign currency options	43,488	(37)	36,965	112	35,772	104
Currency swaps	295,753	(1,628)	321,316	(3,627)	342,401	(1,704)
Securities and commodities derivatives and other	70,325	529	76,523	290	90,662	(697)
	4,714,509	(649)	4,761,206	(2,326)	4,294,743	310
Hedging derivatives:
Interest rate risk
Interest rate swaps	157,042	(2,950)	155,047	(1,410)	175,199	(1,153)
Options, futures and other derivatives	24,072	(284)	23,131	(4)	22,169	(54)
Credit risk
Credit default swaps	—	—	186	(1)	469	(5)
Foreign currency risk
Foreign currency purchases and sales	5,500	448	29,282	(1,066)	38,685	500
Foreign currency options	—	—	28	—	—	—
Currency swaps	67,933	3,256	51,045	4,691	59,472	(496)
Securities and commodities derivatives and other	724	23	319	11	299	(2)
	255,271	493	259,038	2,221	296,293	(1,210)

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

The notional amounts and fair values of the hedging derivatives, by type of hedge, are as follows:

	Millions of euros
	2017		2016		2015
	Notional	Fair	Notional	Fair	Notional	Fair
	amount	value	amount	value	amount	value
Fair value hedges	151,380	(3,361)	146,191	(1,018)	214,591	(1,166)
Cash flow hedges	83,770	3,469	88,905	4,025	63,912	(572)
Hedges of net investments in foreign operations	20,121	385	23,942	(786)	17,790	528
	255,271	493	259,038	2,221	296,293	(1,210)

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

-

Cash flow hedges: hedge the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, mortgages, etc.) are hedged.

-

Fair value hedges: hedge the exposure to changes in the fair value of assets or liabilities attributable to an identified, hedged risk. Thus, the interest rate risk of assets and liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, investments in entities, issues in foreign currencies and deposits and other fixed rate liabilities are hedged.

-	Hedges of net investments in foreign operations: hedge the foreign currency risk of investments in subsidiaries domiciled in countries outside the euro zone.

i.     Cash flow hedges

The change in fair value of the cash flow hedges, net of the related tax effect, is recognized under Total Equity Other comprehensive income – Items that may be reclassified to profit or loss - Valuation adjustments - Cash flow hedges in the Group's equity. The detail of the terms, from December 31, 2017 within which the amounts recognized under Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
	Within	1 to	More than
2017	1 year	5 year	5 years	Total
Debit balances (losses)	57	69	26	152

The net amount recognized as an equity valuation adjustment in 2017, as a result of the cash flow hedges, is a decrease of €317 million.

The market value of the derivatives in portfolio cash flow hedges gave rise to a loss of €41 million at December 31, 2017.

The net amount reclassified from equity by interest income / (charges) to the income statements of 2017 amounts to EUR-854 million.

The impact on 2017 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of €103 million.

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

ii.    Fair value hedges

The Group is making fair value hedges with derivatives for a total notional amount of €151,380 million.

Of the total fair value hedges in the Group, €68,927 million are categorized as macro-hedges (79% approximately from the UK) and €82,453 million as micro-hedges (approximately 28% from Banco Santander and 26% approximately from the UK).

In 2017 a net gain of €92 million was recognized (gains of €178 million on hedged items and gains of and losses of €86 million on hedging derivatives) on fair value hedging transactions.

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

iii.   Foreign currency hedges (net investments in foreign operations).

The Santander Group assumes as a priority objective in risk management, to minimize - to the limit determined by those responsible for the Group's Financial Management - the impact on the calculation of the capital ratio of its permanent investments consolidated within the Group, and whose shares or corporate participation are legally nominated in a currency different from the Group´s. For this purpose, financial instruments (generally derivatives) are contracted in exchange rates, which hedge the impact on the capital ratio of forward exchange rates.

At December 31, 2017 the total notional amount of the instruments hedging these investments was the equivalent of €20,786 million, of which €19,445 million related to foreign currency swaps and forwards and €1,341 million to spot foreign currency purchases/sales (spot).

By currency,

-	Hedges of the Brazilian real including hedging Forex Forward Non Delivery amounting to €7,010 million (BRL 27,850 million), with a gain of €306 million.
-	The position in Mexican pesos is hedged through Forex Forwards and Forex Swaps with a notional amount of €2,051 million (MXN 48,523 million) and a gain of €52 million in the year.
-	The Polish zloty is hedged through Forex Forwards and Forex Swaps with a notional amount of €2,328 million (PLN 9,725 million) and a loss of €163 million in the year.
-	The hedging of the Chilean peso is instrumented through Forex Forward Non Delivery amounting to €2,994 million (CLP 2,206,000 million), with a gain of €21 million in the year.

-	The hedging of the Colombian peso is instrumented through Forex Forward Non Delivery with a notional amount of €13 million (COP 46,973 million), with a gain of €1 million in the year.
-	The investment in Norwegian krone is hedged through Forex Forwards and Forex Swaps amounting to €779 million (NOK 7,665 million), with a gain of €44 million.
-	The position in Chinese yuan is hedged through Forex Forward Non Delivery of €912 million (CNY 7,714 million). These instruments generated a loss of €16 million in the year.
-

The hedge of the pound sterling is instrumented through Forex Swap for the amount of €3,359 million (GBP 2,980 million). In addition, the investment in this currency is covered by spot purchases and/or spot sales of this currency against euros, amounting to €264 million (GBP 235 million), generating a net gain of €113 million in the year.

Investments in U.S. dollars, Canadian dollars and Swiss francs are exclusively covered by purchases / sales of these currencies against the euro (Spot).

The U.S. dollars hedged position amounted to €987 million at the end of the year (USD 1,183 million), with a loss in the year of €86 million.

On the other hand, the position covered in Canadian dollars amounted to €15 million at the end of the year (CAD 23 million), with a gain in the year of €1 million.

Finally, the hedged position in Swiss francs amounted to €75 million at the end of the year (CHF 88 million), generating a gain of €6 million in the year.

At December 31, 2016 the total notional amount of the instruments hedging these investments was the equivalent of €21,680 million, of which €20,914 million related to foreign currency swaps and forwards and €766 million to spot foreign currency purchases/sales (spot).

By currency,

-	Hedges of the Brazilian real including hedging Forex Forward Non Delivery amounting to €7,404 million (BRL 25,400 million), with a loss of €1,877 million.
-	The position in Mexican pesos was hedged through Forex Forwards and Forex Swaps with a notional amount of €2,140 million (MXN 46,593 million) and a gain of €247 million in the year.
-	The Polish zloty was hedged through Forex Forwards and Forex Swaps with a notional amount of €2,032 million (PLN 8,962 million) and a gain of €26 million in the year.
-	The hedging of the Chilean peso is instrumented through Forex Forward Non Delivery amounting to €3,773 million (CLP 2,670,000 million), with a loss of €447 million in the year.
-	The hedging of the Colombian peso was instrumented through Forex Forward Non Delivery with a notional amount of €33 million (COP 103,122 million), with a loss of €5 million in the year.
-	The investment in Norwegian krone is hedged through Forex Forwards and Forex Swaps amounting to €892 million (NOK 8,107 million), with a loss of €53 million.
-	The position in Chinese yuan was hedged through Forex Forward Non Delivery of €1,123 million (CNY 8,221 million). These instruments generated a gain of €6 million in the year.
-

The hedge of the pound sterling was instrumented through Forex Swap for the amount of €3,516 million (GBP 3,010 million). In addition, the investment in this currency is covered by spot purchases and/or spot sales of this currency against euros, amounting to €388 million (GBP 332 million), generating a net gain of €739 million in the year.

In addition to the above, investments in US dollars, sterling, Canadian dollars and Swiss francs were hedged by purchases and sales of spot currency against euros (Spot).

In the case of US dollars, derivatives (Forex Forward) existed for a notional amount of €304 million and, in addition, spot purchases / sales of this currency) for an amount of US 321 million, with a total loss in the year of €38 million.

In the case of Canadian dollars, derivatives (Forex Forward) existed for a notional amount of €21 million and, in addition, spot purchases / sales of this currency) for an amount of CND 30 million, with a total loss in the year of €1 million.

Finally, the position covered in Swiss francs amounts to €53 million at the end of the year (57 million Swiss francs), generating a loss of €1 million in that year.

According to the purpose of these hedges, the purpose of which is to cover the forward rate, and because the notional amount of the hedging instruments used does not exceed the amount of the hedged item and, in addition, the foreign currencies of these transactions are the functional currencies of the parent company and of the business abroad, the effectiveness of these hedges is total, not being recorded in the income statement due to inefficiencies during 2017.

37.   Discontinued operations

No operations were discontinued in 2017, 2016 or 2015.

38.   Interest income

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

The detail of the main interest and similar income items earned in 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017	2016	2015
Loans and advances - Central banks	1,881	2,090	1,392
Loans and advances - Credit institutions	1,840	2,388	1,845
Debt instruments	7,141	6,927	7,361
Loans and advances - Customers	43,640	42,578	45,445
Other interest	1,539	1,173	1,155
	56,041	55,156	57,198

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortized cost or at fair value through Other comprehensive income.

39.   Interest expense

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

The detail of the main items of interest expense and similar charges accrued in 2017, 2016 and 2015 is as follows:

	Millions of euros
	2017	2016	2015
Central banks deposits	216	127	79
Credit institution deposits	2,045	1,988	2,277
Customer deposits	11,074	12,886	12,826
Debt securities issued and Subordinated liabilities	6,651	7,767	7,899
Marketable debt securities	5,685	6,822	6,965
Subordinated liabilities (Note 23)	966	945	934
Provisions for pensions (Note 25)	198	201	270
Other interest	1,561	1,098	1,035
	21,745	24,067	24,386

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortized cost.

40.   Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

	Millions of euros
	2017	2016	2015
Dividend income classified as:
Financial assets held for trading	234	217	266
Financial assets available-for-sale	150	196	189
	384	413	455

41.    Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Income from companies accounted for using the equity method is as follows:

	Millions of euros
	2017	2016	2015
Zurich Santander Insurance América, S.L.	241	223	183
SAM Investment Holdings Limited	87	79	64
Wizink Bank, S.A.	36	—	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	19	12	28
Allianz Popular, S.L.	15	—	—
Other companies	306	130	100
	704	444	375

42.   Commission income

Commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2017	2016	2015
Collection and payment services:
Bills	368	295	271
Demand accounts	1,490	1,191	1,074
Cards	3,515	2,972	2,768
Orders	449	431	412
Cheques and other	154	133	134
	5,976	5,022	4,659
Marketing of non-banking financial products:
Investment funds	751	696	805
Pension funds	92	86	92
Insurance	2,517	2,428	2,350
	3,360	3,210	3,247
Securities services:
Securities underwriting and placement	374	282	252
Securities trading	302	287	303
Administration and custody	359	297	265
Asset management	251	201	222
	1,286	1,067	1,042
Other:
Foreign exchange	471	353	303
Financial guarantees	559	505	494
Commitment fees	283	286	314
Other fees and commissions	2,644	2,500	2,983
	3,957	3,644	4,094
	14,579	12,943	13,042

43.   Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2017	2016	2015
Commissions assigned to third parties	1,831	1,639	1,593
Cards	1,391	1,217	1,201
By collection and return of effects	12	11	13
Other fees assigned	428	411	379

Other commissions paid	1,151	1,124	1,416
Brokerage fees on lending and deposit transactions	49	47	43
Sales of insurance and pension funds	205	204	159
Other fees and commissions	897	873	1,214
	2,982	2,763	3,009

44.   Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)Breakdown

The detail, by origin, of Gains/losses on financial assets and liability

	Millions of euros
	2017	2016	2015
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	404	869	1,265
Of which Financial Assets available for sale	472	861	891
Debt instruments	316	464	760
Equity instruments	156	397	131
Gains or losses on financial assets and liabilities held for trading, net (*)	1,252	2,456	(2,312)
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (*)	(85)	426	325
Gains or losses from hedge accounting, net	(11)	(23)	(48)
	1,560	3,728	(770)

(*)Includes the net result obtained by operations with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analyzed in conjunction with the exchange differences, net:

	Millions of euros
	2017	2016	2015
Exchange differences, net	105	(1,627)	3,156

b)Financial assets and liabilities measured at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2017	2016	2015
Loans and receivables:	40,875	40,390	48,129
Credit institutions	11,585	13,290	27,755
Customers	29,290	27,100	20,374
Debt instruments	39,836	52,320	47,681
Equity instruments	22,286	15,043	18,855
Derivatives	57,243	72,043	76,724
	160,240	179,796	191,389

The Group mitigates and reduces this exposure as follows:

-

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2017 the actual credit risk exposure of the derivatives was €34,887 million.

-	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to €28,563 million at December 31, 2017.

Also, mortgage-backed assets totaled €2,602 million.

-	Debt instruments include €34,605 million of Spanish and foreign government securities.

At December 31, 2017 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2017	2016	2015
Deposits	(84,724)	(48,863)	(62,836)
Central banks	(9,142)	(10,463)	(18,664)
Credit institutions	(18,458)	(5,059)	(8,628)
Customer	(57,124)	(33,341)	(35,544)
Marketable debt securities	(3,056)	(2,791)	(3,373)
Short positions	(20,979)	(23,005)	(17,362)
Derivatives	(57,892)	(74,369)	(76,414)
Other financial liabilities	(589)	—	(1)
	(167,240)	(149,028)	(159,986)

At December 31, 2017, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45.   Exchange differences, net

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

46.   Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2017	2016	2015
Insurance activity	57	63	98
Income from insurance and reinsurance contracts issued	2,546	1,900	1,096
Of which:
Insurance and reinsurance premium income	2,350	1,709	961
Reinsurance income	196	191	135
Expenses of insurance and reinsurance contracts	(2,489)	(1,837)	(998)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(2,249)	(1,574)	(740)
Reinsurance premiums paid	(240)	(263)	(258)
Other operating income	1,618	1,919	1,971
Non- financial services	472	698	711
Other operating income	1,146	1,221	1,260
Of which, fees and commissions offsetting direct costs	192	145	115
Other operating expense	(1,966)	(1,977)	(2,235)
Non-financial services	(302)	(518)	(590)
Other operating expense:	(1,664)	(1,459)	(1,645)
Of which, Deposit Guarantee Fund	(848)	(711)	(769)
	(291)	5	(166)

Most of the Bank’s insurance activity is carried on in life insurance.

47.   Personnel expenses

a)Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2017	2016	2015
Wages and salaries	8,879	8,133	8,081
Social security costs	1,440	1,291	1,330
Additions to provisions for defined benefit pension plans (Note 25)	88	81	96
Contributions to defined contribution pension funds	271	266	279
Other personnel expenses	1,369	1,233	1,321
	12,047	11,004	11,107

b)Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (***)
	2017	2016	2015
The Bank:
Senior management (*)	64	76	93
Other line personnel	21,327	20,291	20,909
Clerical staff (**)	—	1,904	2,138
General Services Personnel (**)	—	13	22
	21,391	22,284	23,162
Rest of Spain	12,703	6,925	6,922
Santander UK plc	19,079	19,428	20,069
Banco Santander (Brasil) S.A.	46,210	48,052	47,720
Other companies	96,349	94,946	91,591
	195,732	191,635	189,464

(*)    Categories of deputy assistant executive vice president and above, including senior management.

(**)   During 2017, Clerical staff and General Services Personnel categories were erased considering all the staff in the aforementioned categories on the Other line personnel category.

(***)  Excluding personnel assigned to discontinued operations.

The number of employees, at the end of 2017, 2016 and 2015, was 202,251, 188,492 and 193,863, respectively.

The functional breakdown (final employment), by gender, at December 31, 2017 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	978	290	6,557	2,908	27,009	33,287
United Kingdom	115	31	1,252	639	8,828	14,317
America	507	91	6,569	4,024	39,612	55,237
	1,600	412	14,378	7,571	75,449	102,841

The same information, expressed in percentage terms at December 31, 2017, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	77%	23%	69%	31%	45%	55%
United Kingdom	79%	21%	66%	34%	38%	62%
America	85%	15%	62%	38%	42%	58%
	80%	20%	66%	34%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

The number of employees in the Group with disabilities, distributed by professional categories, at December 31, 2017, is as follows:

Average number of employees (**)
2017
Senior management (*)	4
Other management	65
Other staff	3,220
3,289

(*)    Categories of deputy assistant executive vice president and above, including senior management.

(**)  An employee with disabilities is considered to be a person who is recognized by the State or the Company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in the United States.

The number of Group employees with disabilities at 2016 and 2015, was 2,941 (not including the United States) and 3,677, respectively.

Likewise, the average number of employees of Banco Santander with disabilities, equal to or greater than 33%, during 2017 was 209 ( 216 employees during 2016). At the end of fiscal year 2017, there were 211 employees (213 employees at December 31, 2016).

c)Share-based payments

The main share-based payments granted by the Group in force at December 31, 2017, 2016 and 2015 are described below.

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

(i)    Deferred conditional delivery share plan

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

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year (2015). The amount in shares is calculated based on the tranches of the following scale established by the Board of Directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

Benchmark bonus	Percentage
(thousands of euros)	(deferred)
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

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

In 2016 and 2017, and taking into account regulatory developments and international practices in remuneration matters, the sixth and the seventh cycle of the variable remuneration plan for the group identified with the exception of executive directors and certain executives (including senior management) were approved. First line of responsibility of the Group, for which the first and second cycle of deferred and conditioned variable remuneration described in item (iv) below were approved. The recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on December  21, 2015.

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the Annual General Meetings of March 28, 2014, March 27, 2015, March 18, 2016 and April 7, 2017 approved, respectively, the application of the fourth, fifth, sixth and seventh cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for the fourth sixth and seventh cycles, and over three or five years for the fifth cycle, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In the case of the sixth cycle, the bonus will be immediately paid in 60% (at the beginning of 2017) and deferred by 40% over a three year period. In the case of the other fifth and fourth cycles, will be paid according to the following payment percentages and periods of deferment:

	2017 (seventh cycle)
	Immediate
	payment	Deferred
	percentage	percentage	Deferral
	(*)	(*)	period
Executive directors and members of the Identified Staff with total variable remuneration (*) ≥ €2.7 million	40%	60%	5 years
Executive directors and members of the Identified Staff with total variable remuneration (**) ≥ €1.7 million (< €2.7 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)     In certain countries the deferred percentage or the deferred period could be different to comply with local rules or the authority requirements.

(**)   Total variable remuneration in case of standard fulfilment (100% target).

	2015 (fifth cycle)
	Immediate
	payment	Deferred
	percentage	percentage	Deferral
	(*)	(*)	period
Executive directors and members of the Identified Staff with total variable remuneration ≥ €2.6 million	40%	60%	5 years
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ €1.7 million (< €2.6 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

	2014 (fourth cycle) (*)
	Immediate
	payment	Deferred
	percentage	percentage
	(**)	(**)
Executive directors and members of the Identified Staff with total variable remuneration ≥ €2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ €1.8 million	50%	50%
(< €2.6 million)
Other beneficiaries	60%	40%

(*)     Deferral period for all the categories is 3 years.

(**)   Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

For the fourth sixth and seventh cycle, the payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2016, 2017 and 2018 for the fourth cycle, in 2018, 2019 and 2020 for the sixth cycle, and in 2018, 2019 and 2020 for the seventh cycle 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

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

For the fourth, fifth and sixth cycle, the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile. In the case of the seventh cycle, the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered: (i) significant failures in risk management committed by the entity , or by a business unit or risk control unit; (ii) the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and (iv) irregular behaviors, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

On each delivery of fourth and fifth, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares. In the case of the seventh cycle and, on the occasion of each payment of the deferred amount in cash, it will be possible to pay de Beneficiary the amount derived from the adjustment of the deferred amount with the inflation rate up to the date of payment of each corresponding cash amount.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average share prices for the 15 trading sessions prior to the date on which the Board of Directors approves the bonus for the Bank’s executive directors for 2013, 2014 and 2015 for the third, fourth and fifth cycle, respectively. In the case of the sixth and seventh cycle, it is determined according to the same procedure in the fifteen sessions prior to the previous Friday (excluded) on the date on which the board decides the bonus for the Bank’s executive directors for 2016 and 2017, respectively.

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

Both items had the same weighting when setting the ILP and each of them were measured based on the following scales of target compliance:

-	Scale applicable to EPS of Santander Group in 2016 with respect to the budgeted EPS for the year:

EPS in 2015	2015 EPS
(% of budgeted 2015 EPS)	coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)Straight-line increase of the 2015 EPS coefficient based on the specific percentage that the 2015 EPS represents of the budgeted EPS within this line of the scale.

-	Scale applicable to Santander Group’s 2015 RoTE with respect to the RoTE budgeted for the year:

RoTE in 2015	2015 RoTE
(% of budgeted 2016 RoTE)	coefficient
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0

(*)Straight-line increase of the 2016 RoTE coefficient based on the specific percentage that the 2016 RoTE represents of the budgeted RoTE within this line of the scale.

Based on the Group’s performance at the end of 2015, the coefficient to be applied was 91.50%.

For the first cycle, the following percentages were applied to 15% of the benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2014 compared to a benchmark group:

Santander’s	Percentage of
place in the	maximum shares
TSR ranking	to be delivered
1st to 8th	100%
9th to 12th	50%
13th and below	0%

Since the Bank’s TSR was in fourth place, the applicable percentage was 100%.

Also, for the second cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, at the beginning of 2019 (foreseeably, in the first quarter) based on compliance with the multiannual targets and other plan terms and conditions. Thus, prior to the payment date, the Board of Directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary based on the agreed-upon amount of the ILP. The multiannual targets, the related metrics and scales of compliance are as follows:

-	Relative performance of the Group’s EPS growth for 2015-2017 with respect to a benchmark group of 17 credit institutions

Position of Santander’s
EPS growth
2015 - 2017	EPS coefficient
1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th and below	0

-	Santander Group’s 2017 RoTE:

RoTE in 2017	RoTE
(%)	coefficient
≥ 12%	1
> 11% but < 12%	0.75 – 1(*)
≤ 11%	0

(*)Straight-line increase of the RoTE coefficient based on the specific percentage, within this line of the scale, of Santander Group’s RoTE in 2017.

-	Employee satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the “Top 3” best banks to work for.
o	Scale of compliance at country level:

Position among the
best banks to work	Employee
for in 2017	coefficient
1st to 3rd	1
4th or below	0

o	Scale of compliance at Santander Group level:

No. of main
markets in which
Santander is
ranked in the top
three of the best
banks to work for	Employee
in 2017	coefficient
6 or more	1
5 or less	0

-	Customer satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the top three best banks in the customer satisfaction index.
o	Scale of compliance at country level:

Position among the
best banks as per
the customer
satisfaction index	Customer
in 2017	coefficient
1st to 3rd	1
4th or below	0

o	Scale of compliance at Santander Group level:

No. of main
markets in which
Santander is
ranked in the top
three of the best
banks in the
customer
satisfaction index	Customer
in 2017	coefficient
10	1
Between 6 and 9	0.2 - 0.8 (*)
5 or less	0

(*)Straight-line increase of customer coefficient, whereby, within this line of the scale, the coefficient is increased by 0.2 for each additional main market in which the customer satisfaction index ranks it in the top three.

-	Customer loyalty, taking into account that the targets at Santander Group level are 17 million individual customers and 1.1 million SME and business customers at December 31, 2017.
o	Scales of compliance at country level:

		SME and business
Individual customers (% of the		customers (% of the
budget for the	Individual	budget for the	Business
related market)	coefficient	related market)	coefficient
≥ 100%	1	≥ 100%	1
> 90% but < 100%	0.5 - 1 (*)	> 90% but < 100%	0.5 - 1 (*)
≤ 90%	0	≤ 90%	0

(*)Straight-line increase of the individual coefficient and business coefficient based on the specific percentage, within these lines of each scale, that the number of customers of each type represents of the budgeted number at December 31, 2017.

o	Scales of compliance at Santander Group level:

		SME and
Individual		business
customers	Individual	customers	Business
(millions)	coefficient	(millions)	coefficient
≥ 17	1	≥ 1.1	1
> 15 but < 17	0.5 - 1 (*)	> 1 but < 1.1	0.5 - 1 (*)
≤ 15	0	≤ 1	0

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

For the accrual for 2016, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2015, for the accrual for 2017, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2016 and for the accrual for 2018, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2017. In 2016, a position in the RTA ranking has not been reached that determines the accrual of the first and second third, so it has been extinguished.

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

(iv)Deferred variable compensation plan linked to multiannual objectives

In 2016 and 2017, the Board of Directors of the Bank, at the proposal of the remuneration committee, approved the first and second cycle of the deferred variable remuneration plan linked to multi-year objectives that implements the variable remuneration corresponding to 2016 and 2017 for executive directors and certain executives (Including top management) of the Group’s first lines of responsibility (formerly Promontorio and Faro, before, Top Network managers). The cycles plan was approved by the general meeting on March 18, 2016 and April 7, 2017 with the aim of simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s first guidelines. The plan also takes into account the recommendations issued in the Guidelines on sound remuneration policies under Articles 74 (3) and 75 (2) of Directive 2013/36 / EU and disclosures under Article 450 of Regulation (EU) No. 575/2013, Published by the European Banking Authority on December 21, 2015.

This plan includes the bonus (deferred and conditioned variable compensation plan mentioned in item (ii) above and the ILP of item (iii) above and is intended to defer a portion of the variable remuneration over a period of three or five Years to be paid in cash and in shares, linking part of this amount to the Bank’s performance over a multi-year period and paying the other part of the variable remuneration in cash and in stock at the beginning. Detailed below.

The variable remuneration of the beneficiaries will be paid according to the following percentages, depending on when the payment occurs and the group to which the beneficiary belongs:

	2016 and 2017 (first and second cycle)
	Immediate
	payment	Deferred	Deferral
	percentage	percentage	period
	(*)	(*)	(*)
Executive directors and members of the Identified Staff with total variable remuneration ≥ €2.7 million (**) (***)	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ €1.7 million (<€ 2.7 million) (**) (***)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

(*)     In some countries the percentage and the period of deferral may be higher to comply with local regulations or with the requirements of the competent authority in each case.

(**)   Variable reference remuneration for the standard compliance (100% of the objectives).

(***) In the first cycle (2016), the quantitative amount that determines by itself being in one category or another refers to the total variable remuneration effectively approved at year end and do not refers to target or reference remuneration.

Each beneficiary receives, in 2017 and 2018 (first and second cycle, respectively), according to the group to which it belongs, the percentage of immediate payment that corresponds, by half in cash and in shares. The payment of the percentage of deferral of the variable remuneration that corresponds in each case according to the group to which the beneficiary belongs will be deferred for a period of three or five years and will be paid by thirds or fifths, as the case may be, within thirty Days following the anniversaries of the initial date in the years 2018, 2019 and 2020 and, if applicable, 2021 and 2022 for the first cycle and in the years 2019, 2020 and 2021, and, if applicable 2022 and 2023, for the second cycle, provided that the conditions set out below are met.

In 2016, the accrual of the deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations, in the opinion of the board, at the proposal of the remuneration committee, none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations: (i) poor performance of the Group; (Ii) breach by the beneficiary of the internal regulations, including in particular that relating to risks; (Iii) material restatement of the Group’s financial statements, except when appropriate under a change in accounting regulations; Or (iv) significant changes in the Group’s economic capital or risk profile.

In 2017, the accrual of deferred remuneration is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan's regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered: (i) significant failures in risk management committed by the entity, or by a business unit or risk control unit; (ii) the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures; (iii) regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and (iv) irregular behaviors, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

In addition, the accrual of the deferral corresponding to the third annuity of deferral for the Group that differs in three years and the third, fourth and fifth for which it differs in five years, is conditional on the fulfillment of certain objectives related to the period 2016-2018 and The metrics and compliance scales associated with these multi-year objectives:

For 2016 (first cycle, period 2016-2018), the metrics and the method for determining the deferred amount subject to long term objectives are as follows:

(A)Compliance with Banco Santander’s consolidated earnings per share growth target ("EPS") in 2018 vs. 2015 as shown in the following table:

BPA growth in 2018
(% Over 2015)	BPA coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1	(*)
< 0%	0

(*)Increased linear coefficient BPA depending on the specific growth rate of BPA 2018 compared to the 2015 in this line of the scale.

(B)Relative behavior of the total shareholder return ("RTA") of the Bank in the period 2016-2018 in relation to the weighted RTAs of a reference group of 35 credit institutions, with the corresponding RTA Coefficient being assigned according to the position of the RTA Of the Bank within the Reference Group.

Position of the Santander RTA	RTA coefficient
Exceeding the 66th percentile	1
Between the 33rd and 66th percentiles	0 – 1	(*)
Lower than percentile 33	0

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

(C)Compliance with the fully loaded common equity tier 1 ("CET1") target for the year 2018, with this objective being that at December 31, 2018 the consolidated CET1 ratio of Grupo Santander Fully loaded is greater than 11%. If this objective is met, a coefficient ("Coefficient CET1") of 1 will be assigned to this metric and, if it is not met, the Coefficient CET 1 will be 0. For verification of compliance with this objective, Increases in CET1 derived from capital increases (except those that implement the Santander Dividendo Elección program) will not be taken into account. In addition, CET1 as of 31 December, 2018 may be adjusted to eliminate the effects of the regulatory changes that may occur with respect to its calculation up to that date.

(D)  Compliance with Santander Santander’s underlying return on risk-weighted assets for 2018 compared to 2015. The corresponding coefficient (the "RoRWA Coefficient"), Will be obtained from the following table:

BPA growth in 2018
(% Over 2015)	RoRWA coefficient
≥ 20%	1
≥ 10% but < 20%	0.5 – 1	(*)
< 10%	0

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

Final Annuity = Imp. x (0.25 x A + 0.25 x B + 0.25 x C + 0.25 x D)

where:

-	"Imp." Corresponds to a fifth or a third, depending on the profile of the beneficiary, the Deferred Amount of Incentive A.
-	"A" is the BPA Coefficient that is in accordance with the scale of section (a) above in relation to the growth of BPA in 2018 compared to 2015.
-	"B" is the RTA Coefficient that is in accordance with the scale of section (b) above depending on the performance of the Bank’s RTA in the period 2016-2018 with respect to the Reference Group.

-	"C" is the CET 1 Coefficient resulting from the fulfillment of the CET1 target described in section (c) above.
-	"D" is the RoRWA Coefficient that conforms to the scale of section (d) above depending on the growth level of RoRWA 2018 compared to 2015.

(e)Compliance with the consolidated earnings per share growth ("EPS") of Santander Bank in 2019 in comparison with 2016. The coefficient corresponding to this objective (EPS coefficient) will be obtained in accordance with the following table:

EPS growth in 2019
(% over 2016)	EPS coefficient
≥ 25%	1
≥ 0% but < 25%	0 – 1	(*)
< 0%	0

(*)     Lineal increase of the EPS Coefficient according to the specific EPS growth in 2019 with respect to 2016 within this scale line.

(f)Relative behavior of the total shareholder return ("TSR") 4 of the Bank in the period 2017-2019 in relation with the TSR of a reference group comprised by 17 credit entities (the Reference Group), assigning a TSR Coefficient that corresponds depending on the TSR position of the Bank within the Reference Group.

Santander’s TSR positon	TSR Coefficient
Greater than percentile 66	1
Percentiles between 33 and 66	0 – 1	(*)
Smaller than percentile 33	0

(*)   Proportional increase of the TSR Coefficient in accordance with the number of positions moved forward in the ranking within this scale line.

The Reference Group is comprised by the following entities: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

(g)Compliance with the level 1 ordinary capital ratio target (common equity tier 1 or "CET1") fully loaded set for year 2019. The coefficient related to this target (CET1 Coefficient) will be obtained from the following table:

CET1 en 2019	CET1 Coefficient
≥ 11.30%	1
≥ 11% but < 11.30%	0.5 – 1	(*)
< 11%	0

For the verification of compliance with this target, it will not be taken into account the possible increases of CET1 derived from increases of capital 2 5 (except from those implemented by the Santander Dividendo Elección program). Furthermore, CET1 coefficient as of December 31, 2019 shall be adjusted in order to eliminate impact that a regulatory change may have with respect its calculation as of yet.

4 For these purposes, TSR means the difference (expressed as a percentage relation) between the final value of an investment in ordinary shares of Banco Santander and the initial value of that same investment, taking into account for the calculation of said final value that the dividends will be considered and also other similar concepts (such as the Santander Dividendo Elección program) received by the shareholder from said investment during the corresponding period of time as if they had been invested in more shares of the same type on the first date on which the dividend or similar concept is owed to the shareholders at the weighted average price of said date. To calculate the TSR, we will take into account the weighted average per daily volume of the weighted average prices corresponding to the fifteen trading sessions prior to January 1, 2017 (excluded) (to calculate the initial value) and the fifteen trading sessions prior to January 1, 2020 (excluded) (to calculate the final value).

5  The neutral effect of the Capital Increase destined to finance the acquisition of Banco Popular Español, S.A. announced in June 2017 and carried out in July 2017 will be taken into account.

In order to determine the annual deferred amount subject to the targets that, where appropriate, corresponds to each executive director for years 2021, 2022 and 2023 (each of these payments, a "final annuity"), notwithstanding the adjustments that may result from malus clauses, the next formula will apply:

Final Annuity = Amount. x (1/3 x A + 1/3 x B + 1/3 x C)

Where:

-	"Amount" is the incentive amount equivalent to an annuity (this term is defined in section 4 below).
-	"A" is the EPS Coefficient resulting from the scale in section (a) above according to the EPS growth in 2019 with respect to 2016.
-	"B" represents the TSR Coefficient that results from the scale in section (b) above in accordance with the Bank's TSR behavior in the period 2017-2019 in comparison with the Reference Group.
-	"C" represents the Coefficient CET 1 that results from the compliance with the CET1 target for 2019 described in section (c) above.

In addition, the amounts paid under this plan are subject to recovery or clawback clauses in the event of the circumstances providing in the current legislation. The application of clawback will be supplemented by that of malus, so that it will take place when it is considered insufficient to collect the effects that the event must have on the assigned variable remuneration. The application of clawback will be decided by the Board of Directors on the proposal of the remuneration committee and cannot be proposed, in the case of the first cycle (2016), once the last payment in cash or shares corresponding to the plan is made in 2022, or in the case, in 2020. In the second cycle, the application of clawback cannot be proposed once the term has expired for the withholding of the last payment in shares that corresponds to the plan, in 2024 or, as the case may be, in 2022.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

		Exercise					Date of	Date of
	Number of	price in					commencement	expiry of
	shares (in	pounds	Year	Employee	Number of		of exercise	exercise
	thousands)	sterling (*)	granted	group	persons		period	period
Plans outstanding at 01/01/15	19,122
Options granted (Sharesave)	14,074	3.13	2015	Employees	7,759	(**)	01/11/15	01/11/18
							01/11/15	01/11/20
Options exercised	(1,839)	3.75
Options cancelled (net) or not exercised	(6,595)	4.50
Plans outstanding at 31/12/15	24,762
Options granted (Sharesave)	17,296	4.91	2016	Employees	7,024		01/11/16	01/11/19
							01/11/16	01/11/21
Options exercised	(338)	3.67
Options cancelled (net) or not exercised	(12,804)	3.51
Plans outstanding at 31/12/16	28,916
Options granted (Sharesave)	3,916	4.02	2017	Employees	4,260		01/11/17	01/11/20
							01/11/17	01/11/22

Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.40
Plans outstanding at 31/12/17	27,201

(*)     At  December 31, 2017, 2016, 2015 and 2014, the euro/pound sterling exchange rate was €1.16798 GBP 1; €1.36249/GBP 1 and €1.28386/GBP 1, respectively.

(**)   Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme between GBP 5 and GBP 500 in 2015, 2016 and 2017 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 28, 2012, March 22, 2013, March 28, 2014, March 27, 2015 and April 7, 2017, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)    Deferred variable compensation plan linked to multi-year objectives 2016 and 2017:

The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert. Depending on the design of the plan for 2016 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. Has considered that the fair value is 70% of the maximum.

b)    2015 Performance share plan:

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

c)    Performance share plans 2014:

-	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.
-

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

The application of the simulation model resulted in a percentage value of 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)    Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2017	2016	2015
Risk-free interest rate	0.89%‑1.08%	0.31%‑0.41%	1.06%‑1.37%
Dividend increase	5.48%‑5.51%	5.92%‑6.21%	6.91%‑7.36%
Volatility of underlying shares based on historical volatility over five years	26.16%‑26.31%	31.39%‑32.00%	28.54%‑29.11%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.   Other general administrative expenses

a)Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2017	2016	2015
Property, fixtures and supplies	1,931	1,853	1,943
Technology and systems	1,257	1,095	1,188
Technical reports	759	768	810
Advertising	757	691	705
Communications	529	499	587
Taxes other than income tax	583	484	529
Surveillance and cash courier services	443	389	413
Per diems and travel expenses	217	232	278
Insurance premiums	78	69	74
Other administrative expenses	1,799	1,653	1,668
	8,353	7,733	8,195

b)Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows (PwC in 2017 and 2016, and Deloitte in 2015):

	Millions of euros
	2017	2016	2015
Audit fees	76.2	73.7	49.6
Audit-related fees	13.4	7.2	46.9
Tax fees	1.3	0.9	9.1
All other fees	3.1	3.6	12.6
Total	94.0	85.4	118.2

The Audit fees heading includes auditing fees for the Banco Santander, S.A. individual and consolidated annual accounts, as the case may be, of the companies forming part of the Group, the integrated audit prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOX) for those required entities, the audit of the consolidated financial statements as of June 30 and limited quarterly consolidated reviews for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

The main concepts included in Audit-related fees correspond to aspects such as the issuance of Comfort letters, or other reviews required by different regulations in relation to aspects such as, for example, Securitization.

The services commissioned from the Group's auditors meet the independence requirements stipulated by the Audit Law, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and they did not involve in any case the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than PwC amounting to €115.6 million in 2017 (2016: €127.9 million to other auditing firms other than PwC; 2015: €117.4 million to other auditing firms other than Deloitte).

c)   Number of offices

The number of offices at December 31, 2017 and 2016 is as follow:
	Group
Number of offices (*)	31/12/17	31/12/16
Spain	4,681	2,911
Group	9,016	9,324
	13,697	12,235

(*)  Included 1,777 offices of Grupo Banco Popular.

49.   Gains or losses on non financial assets and investments, net

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follow

	Millions of euros
	2017	2016	2015
Gains:
Tangible and intangible assets	134	131	104
Investments	443	30	104
Of which:
Allfunds Bank, S.A. (Note 2)	425	—	—
	577	161	208
Losses:
Tangible and intangible assets	(43)	(116)	(83)
Investments	(12)	(15)	(13)
	(55)	(131)	(96)
	522	30	112

50.   Gains or losses on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2017	2016	2015

Tangible assets	(195)	(141)	(171)
Impairment (Note 12)	(306)	(212)	(222)
Gain (loss) on sale	111	71	51
Other gains and other losses	(8)	—	(2)
	(203)	(141)	(173)

51.   Other disclosures

a)Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2017
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	110,995	—	—	—	—	—	—	110,995	0.53%
Financial assets available-for-sale	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481
Debt instruments	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	4.34%
Loans and receivables	57,000	58,686	53,218	96,689	119,541	112,786	405,093	903,013
Debt instruments	249	1,381	997	2,073	2,317	1,656	8,870	17,543	3.06%
Loans and advances	56,751	57,305	52,221	94,616	117,224	111,130	396,223	885,470	—
Central banks	—	3,948	1,446	4,811	—	—	16,073	26,278	5.10%
Credits institutions	18,242	4,198	3,445	5,708	5,694	939	1,341	39,567	1.26%
Customers	38,509	49,159	47,330	84,097	111,530	110,191	378,809	819,625	5.44%
Held-to-maturity investments	—	—	—	1,902	122	294	11,173	13,491	1.52%
	168,321	61,153	54,864	110,088	142,110	124,244	495,200	1,155,980	4.61%
Liabilities:
Financial liabilities at amortized cost:	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	—
Deposits	527,499	59,325	66,667	100,658	81,169	39,719	8,283	883,320
Central banks	450	2,015	681	2,715	42,988	22,565	—	71,414	0.24%
Credit institutions	20,870	15,263	13,350	25,406	6,501	5,247	4,663	91,300	2.40%
Customer deposits	506,179	42,047	52,636	72,537	31,680	11,907	3,620	720,606	2.00%
Marketable debt securities (*)	105	11,927	11,638	29,286	54,202	43,395	64,357	214,910	2.56%
Other financial liabilities	10,000	3,909	9,634	728	1,116	428	2,024	27,839	—
	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	1.98%
Difference (assets less liabilities)	(369,283)	(14,008)	(33,075)	(20,584)	5,623	40,702	420,536	29,911	—

(*)Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was €34,820 million at December 31, 2017, mainly because in last period the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (LTRO, TLTRO) program. (See note 20).

	December 31, 2016
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5	Total	interest
	demand	month	months	months	years	years	years		rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%
	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%
Liabilities:
Financial liabilities at amortized cost:	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities (*)	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516
	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%
Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

(*)Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2015
	Millions of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5	Total	Average
	demand	month	months	months	years	years	years		interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	77,751	—	—	—	—	—	—	77,751	0.79%
Financial assets available-for-sale	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187
Debt instruments	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187	3.87%
Loans and receivables	27,870	57,666	49,852	82,485	111,322	102,462	404,499	836,156
Debt instruments	15	1,383	1,083	1,143	1,764	1,241	4,278	10,907	5.40%
Loans and advances	27,855	56,283	48,769	81,342	109,558	101,221	400,221	825,249
Central banks	—	6,305	5,007	2,120	47	3,835	23	17,337	7.45%
Credits institutions	6,879	11,974	4,115	5,294	3,897	1,240	4,039	37,438	1.55%
Customers	20,976	38,004	39,647	73,928	105,614	96,146	396,159	770,474	5.99%
Held-to-maturity investments	—	—	—	—	2,013	140	2,202	4,355	2.39%
	105,793	61,934	52,241	94,384	132,053	121,139	467,905	1,035,449	5.22%
Liabilities:
Financial liabilities at amortized cost:	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343
Deposits	403,579	122,234	47,277	88,263	88,808	14,462	31,056	795,679
Central banks	1,580	3,874	2,348	—	31,070	—	—	38,872	0.17%
Credit institutions	7,043	30,187	11,801	31,843	15,926	6,295	6,114	109,209	2.64%
Customer deposits	394,956	88,173	33,128	56,420	41,812	8,167	24,942	647,598	2.48%
Marketable debt securities (*)	134	13,142	14,900	34,303	57,880	34,998	67,430	222,787	3.70%
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877
	407,925	140,331	68,991	123,214	147,349	49,975	101,558	1,039,343	2.56%
Difference (assets less liabilities)	(302,132)	(78,397)	(16,750)	(28,830)	(15,296)	71,164	366,347	(3,894)

(*)Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost at December 31, 2017 is as follows:

	December 31, 2017
	Millions of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortized cost:
Deposits	526,059	57,490	89,249	99,780	64,977	32,365	8,157	878,077
Central banks	451	2,018	23,801	2,719	27,138	15,385	—	71,512
Credit institutions	20,378	14,903	13,035	24,807	6,348	5,123	4,553	89,147
Customer	505,230	40,569	52,413	72,254	31,491	11,857	3,604	717,418
Marketable debt securities	1,486	11,735	11,387	28,412	52,989	42,888	63,648	212,545
Other financial liabilities	10,001	3,908	9,634	728	1,116	428	2,024	27,839
	537,546	73,133	110,270	128,920	119,082	75,681	73,829	1,118,461

	December 31, 2016
	Millions of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortized cost:
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516
	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

	December 31, 2015
	Millions of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortized cost:
Deposits	401,813	121,750	47,094	87,916	88,558	14,406	30,927	792,465
Central banks	1,579	3,872	2,347	—	31,053	—	—	38,851
Credit institutions	7,021	30,094	11,765	31,745	15,877	6,275	6,095	108,873
Customer	393,213	87,784	32,982	56,171	41,628	8,131	24,832	644,741
Marketable debt securities	130	12,806	14,511	33,375	56,340	33,975	65,299	216,435
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877
	406,155	139,511	68,419	121,939	145,559	48,896	99,298	1,029,777

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of December 31, 2017:

	Within 1	1 to 3	3 to 12			More than 5
Millions of euros at December 31, 2017	months	months	months	1 to 3 years	3 to 5 years	years	Total
FINANCIAL ASSETS
Financial assets held for trading	11,147	5,887	21,896	24,178	19,563	42,787	125,458
Derivatives	4,026	1,691	5,352	17,233	14,895	14,046	57,243
Equity instruments	—	—	—	—	—	21,353	21,353
Debt instruments	4,253	1,706	11,850	6,529	4,662	7,351	36,351
Loans and advances	2,868	2,490	4,694	416	6	37	10,511
Credits institutions	1,216	1	63	416	—	—	1,696
Customers	1,652	2,489	4,631	—	6	37	8,815
Financial assets designated at Fair Value through profit or loss	9,998	4,485	5,032	3,402	3,922	7,943	34,782
Equity instruments	—	—	—	—	—	933	933
Debt instruments	19	120	850	667	579	1,250	3,485
Loans and advances	9,979	4,365	4,182	2,735	3,343	5,760	30,364
Central Banks	—	—	—	—	—	—	—
Credits institutions	7,341	2,020	183	32	77	236	9,889
Customers	2,638	2,345	3,999	2,703	3,266	5,524	20,475
Financial Assets available for sale	—	—	—	—	—	4,790	4,790
Equity instruments	—	—	—	—	—	4,790	4,790
Hedging derivatives	255	162	519	1,113	1,583	4,905	8,537
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	57	6	33	151	59	981	1,287
TOTAL FINANCIAL ASSETS	21,457	10,540	27,480	28,844	25,127	61,406	174,854

	Within 1	1 to 3	3 to 12			More than 5
Millions of euros at December 31, 2017	months	months	months	1 to 3 years	3 to 5 years	years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	38,976	4,073	7,177	17,913	16,989	22,496	107,624
Derivatives	3,698	2,070	5,951	15,634	14,897	15,642	57,892
Shorts positions	8,060	468	1,226	2,279	2,092	6,854	20,979
Deposits	27,218	1,535	—	—	—	—	28,753
Central Banks	282	—	—	—	—	—	282
Credits institutions	292	—	—	—	—	—	292
Customers	26,644	1,535	—	—	—	—	28,179
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	30,152	5,166	1,635	1,251	1,120	20,292	59,616
Deposits	30,083	4,730	1,065	191	425	19,477	55,971
Central Banks	6,038	2,077	745	—	—	—	8,860
Credits institutions	16,521	1,485	63	—	97	—	18,166
Customers	7,524	1,168	257	191	328	19,477	28,945
Marketable debt securities	69	436	570	471	695	815	3,056
Other financial liabilities	—	—	—	589	—	—	589
Hedging derivatives	40	79	180	493	677	6,575	8,044
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	(2)	(1)	31	302	330
TOTAL LIABILITIES ASSETS	69,168	9,318	8,990	19,656	18,817	49,665	175,614

	Within 1	1 to 3	3 to 12			More than 5
Millions of euros at December 31, 2017	months	months	months	1 to 3 years	3 to 5 years	years	Total
Memorandum items
Contingent commitments	87,280	14,165	54,069	32,664	34,011	15,781	237,970
Contingent liabilities	17,065	5,059	12,599	10,502	2,326	1,566	49,117
MEMORANDUM ITEMS	104,345	19,224	66,668	43,166	36,337	17,347	287,087

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2017		2016		2015
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash, cash balances at Central Banks and other deposits on demand	67,025	—	60,423	—	65,886	—
Financial assets/liabilities held for trading	82,004	76,459	100,083	70,958	93,699	66,576
Other financial assets/liabilities at fair value through profit or loss	7,322	21,766	6,965	16,667	7,367	21,546
Financial assets/liabilities available-for-sale	65,691	—	68,370	—	68,012	—
Loans and receivables	553,301	—	571,829	—	569,013	—
Investments held-to-maturity	11,490	—	12,272	—	2,342	—
Investments	1,121	—	1,308	—	1,191	—
Tangible assets	15,971	—	16,957	—	15,005	—
Intangible assets	23,499	—	26,338	—	26,377	—
Financial liabilities at amortized cost	—	638,680	—	678,542	—	668,014
Liabilities under insurance contracts	—	58	—	61	—	1
Other	23,695	20,989	27,961	23,169	23,622	22,626
	851,119	757,952	892,506	789,397	872,514	778,763

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

Similarly, the Group's financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably-are measured at amortized cost in the accompanying consolidated balance sheet.

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2017					2016					2015
	Carrying	Fair				Carrying	Fair				Carrying	Fair
Assets	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3
Loans and advances	885,470	895,645	—	141,839	753,806	826,767	833,819	—	127,224	706,595	825,249	830,840	—	158,010	672,830
Debt instruments	31,034	31,094	10,994	13,688	6,412	27,705	27,417	11,529	11,678	4,210	15,262	15,071	4,310	9,333	1,428
	916,504	926,739	10,994	155,527	760,218	854,472	861,236	11,529	138,902	710,805	840,511	845,911	4,310	167,343	674,258

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2017					2016					2015
	Carrying	Fair				Carrying	Fair				Carrying	Fair
Liabilities	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3
Deposits	883,320	883,880	—	177,147	706,733	791,646	792,172	—	90,271	701,901	795,679	795,301	—	109,491	685,810
Debt instruments and other financial liabilities	242,749	248,891	52,896	139,301	56,694	252,594	255,758	43,306	186,356	26,096	243,664	246,540	62,539	162,823	21,178
	1,126,069	1,132,771	52,896	316,448	763,427	1,044,240	1,047,930	43,306	276,627	727,997	1,039,343	1,041,841	62,539	272,314	706,988

The main valuation methods and inputs used in the estimates at December 31, 2017 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

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

i)Deposits: The fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.

ii)Marketable debt securities and Subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.

The fair value of Cash, cash balances at Central Banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.

In addition, at December 31, 2017, 2016 and 2015, equity instruments amounting to €1,211 million, €1,349 million and €1,790 million, respectively, (See note 2.d) and recognized as Financial assets available-for-sale were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organized markets and, consequently, the non-observable inputs were significant.

d)Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2017, 2016 and 2015, by type of financial instrument, of the Group's sovereign risk exposure to Europe's peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (See note 54) is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
Millions of euros
	Debt instruments							Derivatives (***)
Financial
assets held for
trading and
Financial
assets
	designated at		Financial			Loans and
	fair value		assets		Held-to-	advances to	Total net
	through profit	Short	available-	Loans and	maturity	customers	direct	Other than
	or loss	positions	for-sale	receivables	investments	(**)	exposure (****)	CDSs	CDSs
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	—
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to €11,673 million (of which €10,079 million, €1,163 million and €431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to €3,596 million (€3,010 million, €146 million and €440 million to Spain, Portugal and Italy, respectively).

(**)      Presented without taking into account the Other comprehensive income recognized (€31 million).

(***)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)  €19,601 million were included within the direct exposures of the Balance Sheet mainly from debt securities of Grupo Banco Popular.

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
Millions of euros
	Debt instruments							Derivatives (***)
Financial
assets held for
trading and
Financial
assets
	designated at		Financial			Loans and
	fair value		assets		Held-to-	advances to	Total net
	through profit	Short	available-	Loans and	maturity	customers	direct	Other than
	or loss	positions	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

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
	Financial
	assets held for
	trading and
	Financial
	assets
	designated at		Financial			Loans and
	fair value		assets		Held-to-	advances to	Total net
	through profit	Short	available-	Loans and	maturity	customers	direct	Other than
	or loss	positions	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	—
Portugal	278	(174)	7,916	916	—	1,071	10,007	—	1
Italy	3,980	(1,263)	—	—	—	—	2,717	(4)	4
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	6	—

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to €11,273 million (of which €9,892 million, €605 million and €776 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €3,134 million (€3,045 million and €89 million to Spain and Portugal, respectively).

(**)      Presented without taking into account the Other comprehensive income recognized (€31 million).

(***)    "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2017, 2016 and 2015 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets
			held for trading
			and Financial
			assets designated	Financial			Loans and
	Balances	Reverse	at fair value	assets		Investments	advances to	Total net
	with central	repurchase	through profit or	available-for-	Loans and	held-to-	customers	direct	Other than
	banks	agreements	loss	sale	receivables	maturity	(Note 10)(*)	exposure	CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

(*)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to €81,072 million, €8,936 million, €4,310 million, €200 million and €714 million, of which Grupo Banco Popular €15,460 million, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognized (€10,653 million of which around €3,986 of Grupo Banco Popular).

(***)   “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****) €83,625 million were included within the direct exposures of the Balance Sheet mainly from debt securities of Grupo Banco Popular.

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
	Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets
			held for trading
			and Financial
			assets designated	Financial			Loans and
	Balances	Reverse	at fair value	assets		Investments	advances to	Total net
	with central	repurchase	through profit or	available-for-	Loans and	held-to-	customers	direct	Other than
	banks	agreements	loss	sale	receivables	maturity	(Note 10)(*)	exposure	CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

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

Exposure to other counterparties by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
			Financial assets
			held for trading
			and Financial
			assets designated	Financial		Loans and
	Balances	Reverse	at fair value	assets		advances to	Total net
	with central	repurchase	through profit or	available-for-	Loans and	customers	direct	Other than
	banks	agreements	loss	sale	receivables	(Note 10) (*)	exposure	CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	—	159	992	2,999	29,928	37,016	1,729	—
Italy	5	—	167	813	—	6,713	7,698	35	5
Greece	—	—	—	—	—	44	44	32	—
Ireland	—	—	63	239	40	734	1,076	300	—

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

Following is certain information on the notional amount of the CDSs at December 31, 2017, 2016 and 2015 detailed in the foregoing tables:

31/12/17
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

31/12/16
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6

31/12/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	—	1	1
	Other	71	77	(6)	—	—	—
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	3	2	5

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

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2017
	Continental	United	Latin	United	Corporate	Intra-Group
(Condensed) balance sheet	Europe	Kingdom	America	States	center	eliminations	Total
Total Assets	694,697	361,230	290,818	114,388	133,353	(150,181)	1,444,305
Loans and advances to customers	382,855	243,616	146,133	71,963	5,326	(978)	848,915
Cash, Cash balances at Central Banks and other deposits on demand, Central Banks and Credit institutions	128,185	56,762	55,935	13,300	400	(66,157)	188,425
Debt instruments	100,188	26,188	57,364	13,843	1,768	—	199,351
Other financial Assets (*)	39,918	24,690	14,226	3,368	2,117	—	84,319
Other asset accounts	43,551	9,974	17,160	11,914	123,742	(83,046)	123,295
Total Liabilities	651,724	344,926	262,267	99,189	46,501	(67,135)	1,337,472
Customer deposits	354,272	230,504	141,543	51,189	222	—	777,730
Central Banks and Credit institutions	172,987	27,833	39,212	15,884	1,533	(67,135)	190,314
Debt instruments	61,214	61,112	34,434	26,176	35,030	—	217,966
Other financial liabilities (**)	45,920	21,167	36,084	2,503	1,625	—	107,299
Other liabilities accounts	17,331	4,310	10,994	3,437	8,091	—	44,163
Total Equity	42,973	16,304	28,551	15,199	86,852	(83,046)	106,833
Other Customer funds under management	74,314	8,657	80,732	2,871	—	—	166,574
Investment funds	52,320	8,543	74,435	452	—	—	135,750
Pension funds	11,566	—	—	—	—	—	11,566
Assets under management	10,428	114	6,297	2,419	—	—	19,258

(*)      Including Trading derivatives and Equity instruments.

(**)    Including Trading derivatives, Short positions and Other financial liabilities.

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

	Millions of euros
	2016
	Continental	United	Latin	United	Corporate	Intra-Group
(Condensed) balance sheet	Europe	Kingdom	America	States	center	eliminations	Total
Total Assets	520,134	354,960	320,768	137,391	132,154	(126,282)	1,339,125
Loans and advances to customers	297,214	251,251	152,187	85,389	4,429	—	790,470
Cash, Cash balances at Central Banks and other deposits on demand, Central Banks and Credit institutions	77,232	36,643	67,400	16,970	2,640	(47,744)	153,141
Debt instruments	80,639	28,045	63,314	17,940	1,374	—	191,312
Other financial Assets (*)	40,689	26,819	18,696	3,566	2,803	—	92,573
Other asset accounts	24,360	12,202	19,171	13,526	120,908	(78,538)	111,629
Total Liabilities	486,644	337,945	291,454	120,741	47,387	(47,745)	1,236,426
Customer deposits	269,934	212,113	143,747	64,460	857	—	691,111
Central Banks and Credit institutions	105,152	21,590	47,585	22,264	552	(47,745)	149,398
Debt instruments	53,064	71,108	47,436	26,340	30,921	—	228,869
Other financial liabilities (**)	49,042	27,913	41,395	2,907	2,633	—	123,890
Other liabilities accounts	9,452	5,221	11,291	4,770	12,424	—	43,158
Total Equity	33,490	17,015	29,314	16,650	84,767	(78,537)	102,699
Other Customer funds under management	65,834	8,564	81,034	3,828	—	—	159,260
Investment funds	46,229	8,446	74,554	701	—	—	129,930
Pension funds	11,298	—	—	—	—	—	11,298
Assets under management	8,307	118	6,480	3,127	—	—	18,032

(*)       Including Tangible assets and Other intangible assets.

(**)     Including, in addition to liability items not broken down, the balances of Non-controlling interests.

	Millions of euros
	2015
	Continental	United	Latin	United	Corporate	Intra-Group
(Condensed) balance sheet	Europe	Kingdom	America	States	center	eliminations	Total
Total Assets	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260
Loans and advances to customers	287,252	282,673	133,139	84,190	3,594	—	790,848
Cash, Cash balances at Central Banks and other deposits on demand, Central Banks and Credit institutions	92,414	38,509	51,275	11,527	17,536	(50,980)	160,281
Debt instruments	85,665	20,308	50,085	19,693	4,379	—	180,130
Other financial Assets (*)	46,681	32,871	15,489	3,187	2,200	—	100,428
Other asset accounts	26,633	8,794	17,897	11,987	120,425	(77,163)	108,573
Total Liabilities	502,799	365,792	243,911	117,427	62,558	(50,980)	1,241,507
Customer deposits	263,462	231,947	122,413	60,115	5,205	—	683,142
Central Banks and Credit institutions	132,688	23,610	42,395	26,170	1,490	(50,980)	175,373
Debt instruments	51,103	74,260	39,526	23,905	37,366	—	226,160
Other financial liabilities (**)	49,798	29,000	30,417	2,772	2,668	—	114,655
Other liabilities accounts	5,748	6,975	9,160	4,465	15,829	—	42,177
Total Equity	35,846	17,363	23,974	13,157	85,576	(77,163)	98,753
Other Customer funds under management	64,433	9,703	59,065	7,540	—	—	140,741
Investment funds	44,393	9,564	54,426	645	—	—	109,028
Pension funds	11,376	—	—	—	—	—	11,376
Assets under management	8,664	139	4,639	6,895	—	—	20,337

(*)       Including Tangible assets and Other intangible assets.

(**)     Including, in addition to liability items not broken down, the balances of Non-controlling interests.

	Millions of euros
	2017
(Condensed)	Continental	United	Latin	United	Corporate
income statement	Europe	Kingdom	America	States	center	Total
INTEREST INCOME / (CHARGES)	9,270	4,364	15,944	5,569	(851)	34,296
Income from equity instruments	274	1	44	20	45	384
Income from companies accounted for using the equity method	378	32	369	(11)	(64)	704
Net fee and commission income (expense)	4,171	1,003	5,490	971	(38)	11,597
Other income(*)	626	282	1,012	(29)	(226)	1,665
Other operating income (expenses)	(256)	34	(386)	401	(84)	(291)
TOTAL INCOME	14,463	5,716	22,473	6,921	(1,218)	48,355
Administrative expenses and depreciation	(7,688)	(2,862)	(8,694)	(3,274)	(475)	(22,993)
Provisions or reversal of provisions	(990)	(429)	(1,145)	(174)	(320)	(3,058)
Impairment losses on financial assets	(1,111)	(205)	(5,014)	(2,878)	(51)	(9,259)
Impairment losses on other assets	(189)	(50)	(112)	(27)	(895)	(1,273)
Other income and charges	(115)	14	(31)	16	435	319
OPERATING PROFIT/(LOSS) BEFORE TAX	4,370	2,184	7,477	584	(2,524)	12,091
Income tax	(1,158)	(661)	(2,380)	116	199	(3,884)
PROFIT FROM CONTINUING OPERATIONS	3,212	1,523	5,097	700	(2,325)	8,207
Profit (Loss) from discontinued operations	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	3,212	1,523	5,097	700	(2,325)	8,207
Attributable to non-controlling interests	381	25	813	368	(1)	1,588
PROFIT ATTRIBUTABLE TO THE PARENT	2,831	1,498	4,284	332	(2,326)	6,619

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

	Millions of euros
	2016						2015
(Condensed)	Continental	United	Latin	United	Corporate		Continental	United	Latin	United	Corporate
income statement	Europe	Kingdom	America	States	center	Total	Europe	Kingdom	America	States	center	Total
INTEREST INCOME / (CHARGES)	8,161	4,405	13,345	5,917	(739)	31,089	8,006	4,942	13,752	6,116	(4)	32,812
Income from equity instruments	272	1	78	30	32	413	277	1	57	48	72	455
Income from companies accounted for using the equity method	168	16	309	2	(51)	444	120	10	285	3	(43)	375
Net fee and commission income (expense)	3,497	1,031	4,581	1,102	(31)	10,180	3,417	1,091	4,452	1,086	(13)	10,033
Other income (*)	818	319	806	22	136	2,101	1,186	302	517	231	150	2,386
Other operating income (expenses)	(110)	44	(355)	460	(34)	5	(178)	37	(308)	316	(33)	(166)
TOTAL INCOME	12,806	5,816	18,764	7,533	(687)	44,232	12,828	6,383	18,755	7,800	129	45,895
Administrative expenses and depreciation	(6,781)	(2,967)	(7,692)	(3,197)	(464)	(21,101)	(6,735)	(3,357)	(7,906)	(3,025)	(697)	(21,720)
Provisions or reversal of provisions	(444)	(276)	(800)	(72)	(916)	(2,508)	(352)	(351)	(831)	(164)	(1,408)	(3,106)
Impairment losses on financial assets	(1,383)	(58)	(4,912)	(3,187)	(86)	(9,626)	(2,083)	(107)	(5,108)	(3,103)	(251)	(10,652)
Impairment losses on other assets	(36)	(64)	(42)	(35)	37	(140)	(172)	(9)	20	—	(931)	(1,092)
Other income and charges	(150)	1	59	(6)	7	(89)	(120)	5	78	16	243	222
OPERATING PROFIT/(LOSS) BEFORE TAX	4,012	2,452	5,377	1,036	(2,109)	10,768	3,366	2,564	5,008	1,524	(2,915)	9,547
Income tax	(1,083)	(736)	(1,363)	(355)	255	(3,282)	(887)	(556)	(1,219)	(517)	966	(2,213)
PROFIT FROM CONTINUING OPERATIONS	2,929	1,716	4,014	681	(1,854)	7,486	2,479	2,008	3,789	1,007	(1,949)	7,334
Profit (Loss) from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	2,929	1,716	4,014	681	(1,854)	7,486	2,479	2,008	3,789	1,007	(1,949)	7,334
Attributable to non-controlling interests	330	36	628	286	2	1,282	261	37	596	329	145	1,368
PROFIT ATTRIBUTABLE TO THE PARENT	2,599	1,680	3,386	395	(1,856)	6,204	2,218	1,971	3,193	678	(2,094)	5,966

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Other income (without considering exchange differences, net) and Other operating income in the consolidated income statements for 2017, 2016 and 2015.

	Revenue (Millions of euros)
	Revenue from external			Inter-segment
	customers			revenue			Total revenue
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Continental Europe	19,041	16,567	17,653	504	236	422	19,545	16,803	18,075
United Kingdom	8,837	9,626	10,970	(130)	390	416	8,707	10,016	11,386
Latin America	37,623	36,972	32,927	230	54	(776)	37,853	37,026	32,151
United States	8,663	9,322	9,364	186	281	157	8,849	9,603	9,521
Corporate center	18	1,672	982	4,018	4,507	6,643	4,036	6,179	7,625
Inter-segment revenue adjustments and eliminations	—	—	—	(4,808)	(5,468)	(6,862)	(4,808)	(5,468)	(6,862)
	74,182	74,159	71,896	—	—	—	74,182	74,159	71,896

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

The commercial banking segment encompasses the entire customer banking business (including the consumer finance business), except for the Corporate Banking business, which is managed through Santander Global Corporate Banking. Also, this segment includes the gains or losses on the hedging positions taken in each country, within the remit of each of their asset-liability management committees. The Santander Global Corporate Banking segment reflects the returns on the global corporate banking business and the markets and investment banking business worldwide, including all the globally managed treasury departments (excluding the portion allocated to commercial banking customers) and the equities business. The Real Estate Operations in Spain include loans to customers engaging mainly in property development, for which a specialized management model is in place, Metrovacesa's real estate assets together with the Group's ownership interest in SAREB and foreclosed assets for sale and rent purposes.

The condensed income statements are as follows:

	Millions of euros
	2017
		Santander
		Global	Real estate
	Commercial	Corporate	operations in	Corporate
(Condensed) income statement	banking	Banking	Spain	center	Total
INTEREST INCOME / (CHARGES)	32,704	2,478	(35)	(851)	34,296
Income from equity instruments	77	262	—	45	384
Income from companies accounted for using the equity method	781	(13)	—	(64)	704
Net fee and commission income (expense)	10,007	1,627	1	(38)	11,597
Other income (*)	667	1,224	—	(226)	1,665
Other operating income (expenses)	(210)	(26)	29	(84)	(291)
TOTAL INCOME	44,026	5,552	(5)	(1,218)	48,355
Administrative expenses and depreciation	(20,323)	(1,988)	(207)	(475)	(22,993)
Provisions or reversal of provisions	(2,718)	(24)	4	(320)	(3,058)
Impairment losses on financial assets	(8,440)	(690)	(78)	(51)	(9,259)
Net impairment losses on other assets	(206)	(51)	(121)	(895)	(1,273)
Other non-financial gains/(losses)	(74)	5	(47)	435	319
OPERATING PROFIT/(LOSS) BEFORE TAX	12,265	2,804	(454)	(2,524)	12,091
Income tax	(3,417)	(802)	136	199	(3,884)
PROFIT FROM CONTINUING OPERATIONS	8,848	2,002	(318)	(2,325)	8,207
Profit (Loss) from discontinued operations	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	8,848	2,002	(318)	(2,325)	8,207
Attributable to non-controlling interests	1,421	181	(15)	1	1,588
PROFIT ATTRIBUTABLE TO THE PARENT	7,427	1,821	(303)	(2,326)	6,619

(*)Includes Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net and exchanges differences, net.

	Millions of euros
	2016					2015
		Santander					Santander
		Global	Real estate				Global	Real estate
	Commercial	Corporate	operations	Corporate		Commercial	Corporate	operations	Corporate
(Condensed) income statement	banking	Banking	in Spain	center	Total	banking	Banking	in Spain	center	Total
INTEREST INCOME / (CHARGES)	29,090	2,781	(43)	(739)	31,089	30,027	2,830	(41)	(4)	32,812
Income from equity instruments	131	250	—	32	413	124	259	—	72	455
Income from companies accounted for using the equity method	505	(7)	(3)	(51)	444	434	(6)	(10)	(43)	375
Net fee and commission income (expense)	8,745	1,465	1	(31)	10,180	8,621	1,425	—	(13)	10,033
Other income (*)	663	1,293	9	136	2,101	1,346	739	151	150	2,386
Other operating income (expenses)	(79)	43	75	(34)	5	(194)	24	37	(33)	(166)
TOTAL INCOME	39,055	5,825	39	(687)	44,232	40,358	5,271	137	129	45,895
Administrative expenses and depreciation	(18,475)	(1,951)	(211)	(464)	(21,101)	(18,730)	(2,058)	(235)	(697)	(21,720)
Provisions or reversal of provisions	(1,547)	(40)	(5)	(916)	(2,508)	(1,656)	(51)	9	(1,408)	(3,106)
Impairment losses on financial assets	(8,713)	(660)	(167)	(86)	(9,626)	(9,462)	(688)	(251)	(251)	(10,652)
Net impairment losses on other assets	(97)	(59)	(21)	37	(140)	2	(37)	(126)	(931)	(1,092)
Other non-financial gains/(losses)	(22)	22	(96)	7	(89)	117	4	(142)	243	222
OPERATING PROFIT/(LOSS) BEFORE TAX	10,201	3,137	(461)	(2,109)	10,768	10,629	2,441	(608)	(2,915)	9,547
Income tax	(2,799)	(876)	138	255	(3,282)	(2,663)	(695)	179	966	(2,213)
PROFIT FROM CONTINUING OPERATIONS	7,402	2,261	(323)	(1,854)	7,486	7,966	1,746	(429)	(1,949)	7,334
Profit (Loss) from discontinued operations	—	—	—	—	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	7,402	2,261	(323)	(1,854)	7,486	7,966	1,746	(429)	(1,949)	7,334
Attributable to non-controlling interests	1,105	172	3	2	1,282	1,112	120	(9)	145	1,368
PROFIT ATTRIBUTABLE TO THE PARENT	6,297	2,089	(326)	(1,856)	6,204	6,854	1,626	(420)	(2,094)	5,966

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

Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank’s Board of Directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognize.

	Millions of euros
	2017				2016				2015
		Members				Members				Members
	Associates	of the		Other	Associates	of the		Other	Associates	of the		Other
	and joint	Board of	Executive	related	and joint	Board of	Executive	related	and joint	Board of	Executive	related
	ventures	Directors	vice-presidents	parties	ventures	Directors	vice-presidents	parties	ventures	Directors	vice-presidents	parties
Assets:	6,048	—	21	300	5,884	—	22	307	6,542	—	28	573
Loans and advances: Credit institutions	472	—	—	—	223	—	—	-	8	—	—	—
Loans and advances: Customers	5,081	—	21	279	5,209	—	22	286	5,997	—	28	293
Debt instruments	473	—	—	21	452	—	—	21	537	—	—	280
Others	22	—	—	—	—	—	—	—	—	—	—	—

Liabilities:	748	19	14	63	824	27	10	124	1,122	25	16	103
Financial liabilities: Credit institutions	309	—	—	—	155	—	—	—	501	—	—	—
Financial liabilities:Customers	414	19	14	63	669	27	10	124	620	25	16	103
Marketable debt securities	4	—	—	—	—	—	—	—	1	—	—	—
Others	21	—	—	—	—	—	—	—	—	—	—	—

Income statement:	1,020	—	—	14	609	—	—	13	802	—	—	24
Interest income	57	—	—	8	67	—	—	10	98	—	—	17
Interest expense	(3)	—	—	—	(15)	—	—	(1)	(15)	—	—	—
Gains/losses on financial assets and liabilities and others	302	—	—	—	15	—	—	—	73	—	—	—
Commission income	735	—	—	6	561	—	—	4	664	—	—	8
Commission expense	(71)	—	—	—	(19)	—	—	—	(18)	—	—	(1)

Other:	3,881	7	3	597	4,146	1	3	846	4,123	2	4	2,682
Contingent liabilities and others	6	6	1	352	19	—	—	139	46	—	—	191
Contingent commitments	301	1	2	60	17	1	3	417	95	2	4	132
Derivative financial instruments	3,574	—	—	185	4,110	—	—	290	3,982	—	—	2,359

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to €239 million at December 31, 2017 (December 31, 2016: €269 million; December 31, 2015: €299 million).

54.   Risk management

a)	Cornerstones of the risk function

The risk management and control model deployed by the Santander Group is based on the principles set down below, which are also aligned with the Group’s strategy and, in addition take into account the regulatory and supervisory requirements, as well as the best market practices:

•

An advanced and comprehensive risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by Banco Santander’s board of directors and the identification and assessment of all risks.

•	Lines of defense that enable risk to be managed at source, controlled and monitored, in addition to an independent assessment.
•	A model predicated on autonomous subsidiaries with robust governance based on a clear committee structure that separates the risk management and control functions.
•	Information and technological management processes that allow all risks to be identified, developed, managed and reported at appropriate levels.
•	A risk culture integrated throughout the organization, composed of a series of attitudes, values, skills and action guidelines to deal with all risks.
•	All risks are managed by the units that generate them, using advanced models and tools.

1.Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.
•	Liquidity risk: risk that the Group does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost.
•	Structural risk: risk arising from the management of different balance sheet items, not only in the banking book but also in relation to insurance and pension activities.
•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.
•	Operational risk: defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk.
•	Conduct risk: risk arising from practices, processes or behaviors which are not adequate or compliant with internal regulation, legal or supervisory requirements.
•

Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

•	Model risk: risk of loss arising from inaccurate predictions, causing the Bank to make suboptimal decisions, or from a model being used inappropriately.
•

Strategic risk: risk of loss or damage arising from strategic decisions or their poor implementation, that impact the long term interests of our key stakeholders, or from an inability to adapt to external developments.

2.Risk governance

For the proper development of the risk function, the Group has a strong governance policy in place to ensure that the risk decisions taken are appropriate and efficient and that they are effectively controlled within the established risk appetite framework.

The Group Chief Risk Officer (GCRO) oversees this function within the Group, advises and challenges the executive line and also reports independently to the risk, regulatory and compliance committee and to the board.

2.1.Lines of defense

Banco Santander’s management and control model is based on three lines of defense.

The business functions and all support functions that generate exposure to a risk make up the first line of defense. The role of these functions is to establish a management structure for the risks that are generated as part of their activity ensuring that these remain within the approved appetite risk and the established limits.

The second line of defense is composed by the risk control function, and the compliance and conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities performed by the first line of defense.

These functions are responsible for ensuring that the risks are managed in accordance with the risk appetite defined by senior management and to foster a strong risk culture across the whole organization. They must also provide guidance, advice and expert opinion in all key risk-related matters.

Internal audit as the third line of defense. As the last layer of control, regularly assesses policies, methods and procedures to ensure they are adequate and are being implemented effectively in the management and control of all risks.

The risk control, compliance and conduct and internal audit functions are sufficiently separated and independent from each other and regarding to other functions they control or supervise for the performance of their duties, and they have access to the board of directors and/or its committees through their maximum responsibles.

2.2.Risk committee structure

Ultimately, the board of directors is responsible for the risk control and management, and, in particular, for setting the risk appetite for Santander Group. It can also delegate its powers to committees classed as independent control bodies or decision-making bodies. The board uses the Risk supervision, Regulation and Compliance Committee as an independent risk control and oversight committee. The Group’s executive committee also pays special attention to the management of all risks.

The following bodies form the highest level of risk governance:

Independent control bodies

Risk, regulation and compliance oversight committee:

The purpose of this committee is to assist the board in matters of risk supervision and control, in the Group risk policies definition, in the relation with the supervisory authorities and in aspects of regulation and compliance, sustainability and corporate governance.

It is chaired by an independent director and is formed by external or non-executive directors, the majority of which are independent.

Risk control committee (CCR):

This collegiate body is responsible for the effective risk control, ensuring they are managed in accordance with the risk appetite level approved by the board, permanently adopting an all-inclusive overview of all the risks included in the general risk framework. This duty implies identifying and tracking both current and potential risks, and gauging their impact on the Group's risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of senior management members. The risk function, which chairs the committee, as well as the functions of compliance and conduct, financial accounting and control, and management control are represented, among others. The risk function officers (CROs) of local entities take part in the committee meetings on a regular basis to report on the risk profile of the entities and other aspects.

The risk control committee reports to the Risk supervision, Regulation and Compliance Committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (ERC):

This collegiate body is responsible for the management of all risks under the powers allocated to it by the board of directors.

The committee takes part in risk decisions at the highest level, ensuring that they are within the limits set out in the Group's risk appetite. It reports on its activity to the board or its committees whenever it is required to do so.

It is chaired by the CEO and comprises executive directors, and the entity’s senior management. The risk function, finance and compliance and conduct, among others, are represented. The GCRO has a right to veto the decisions taken by this committee.

2.3.The Group's relationship with subsidiaries regarding risk management

Alignment of units with the corporate center

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks. These frameworks are established by the Group's board of directors, and the local units adhere to them through their respective boards of directors, shaping the relationship between the subsidiaries and the Group, including the role played by the latter in taking important decisions by validating them.

Pursuant to these shared principles and basics, each unit adapts its risk management to its local reality, in accordance with corporate frameworks and reference documents provided by the Corporation, thus creating a recognizable and common risk management and control model in Santander Group.

Committee structure

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

3.Management processes and tools

3.1.Risk appetite and limits structure

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. For the latter, severe scenarios are taken into account that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring consistency between both of them.

The risk appetite is set for the whole Group, as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management. The board is the maximum body responsible for setting the risk appetite and its regulation support, as well as supervising its compliance.
•

Enterprise Wide Risk, backtesting and challenging of the risk profile. The risk appetite must consider all significant risks to which the Bank is exposed, facilitating an aggregate vision of the risk profile through the use of quantitative metrics and qualitative indicators.

•

Forward-looking view. The risk appetite must consider the desirable risk profile for the current moment, as well as in the medium term, taking into account both the most plausible circumstances and the stress scenarios.

•

Alignment with strategic and business plans and management integration ( 3 year plan, annual budget, ICAAP, ILAAP crisis recovery plans). The risk appetite is a benchmark in strategic and business planning and is integrated.

•	Coherence in the risk appetite of the various units and common risk language throughout the Organization.
•	Regular review, continuous backtesting and best practices and regulatory requirements adaptation.

Limits, monitoring and control structure

The risk appetite is formulated every year and includes a series of metrics and limits on these metric (statements) which express in quantitative and qualitative terms the maximum risk exposure that each unit of the Group or the Group as a whole is willing to assume.

Fulfilling the risk appetite limits is continuously monitored. The specialized control functions report at least every quarter to the board and its risk committee on the risk profile adequacy with the authorized risk appetite.

Linkage of the risk appetite limits with the limits used to manage the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. These metrics and risk appetite limits are articulated in five large areas that define the positioning that Santander’s senior management wants to adopt or maintain in the development of its business model:

•	The volatility in the income statement that the Group is willing to accept.
•	The solvency position that the Group wants to maintain.
•	The minimum liquidity position that the Group wants to have.
•	The maximum levels of concentration that the Group considers reasonable to admit.
•	Non-financial and transversal risks.

3.2. Risk identification and assessment (RIA)

Santander Group carries out the identification and assessment of the different risks it is exposed to involving the different lines of defense to strengthen its advanced and proactive risk management practice, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and being also a risk culture transmission mechanism.

The function includes all the risk identification and assessment processes, as well as its integration within the Santander Group risk profile, its units and activities, thereby keeping the risk map up to date.

In addition to identifying and assessing the Group's risk profile by risk type and unit, RIA analyses the evolution of risks and identifies areas for improvement in each of the blocks that compose it:

•	Risk performance, enabling understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.
•	Assessment of the control environment, measuring the degree of implementation of the target operating model, pursuant to advanced standards.
•

Forward-looking analysis of the unit, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top Risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

In 2017, the function evolved along three main lines, ensuring the simplification and reinforcement of interaction among the communities of control and the completeness of the risk profile:

•	Update of the control environment standards based on industry performance, internal management models and regulatory requirements:
i)	Homogeneous conceptual architecture developed to enable consistent analysis and assessments, and to simplify data execution/exploitation, as well as the reporting to senior management.
ii)	Environment control assessments simplification.
iii)	Greater involvement of the different stakeholders of the communities of control, particularly local risk functions, corporate risk control functions and internal audit.
iv)	Prioritization of areas for improvement identified according to their materiality.

•	New technology platform to facilitate data use and process implementation:
i)	Manual processes automatization
ii)	Real time access to information in the different units and for all stakeholders.
iii)	Internal technology solution with improved data safety and enhanced user experience.
iv)	Information reporting module to design and produce ad hoc reports.
•	Wider scope by risk type and geography.

3.3. Scenario analysis

The Group conducts advanced management of risks by analyzing the impact that different scenarios could trigger in the environment in which the Bank operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that affect management.

Scenario analysis is a very robust and useful tool for management at all levels. It enables the assessment of - Group’s resistance to stressed environments or scenarios, and puts into force a set of measures that reduce its risk profile to these scenarios. The objective is to maximize the stability of the income statement and capital and liquidity levels.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Developing and integrating mathematical models that estimate the future evolution of metrics (e.g. credit losses), based on both historic information (internal to the Bank and external from the market), as well as simulation models.

•	Inclusion of expert judgement and know-how of portfolios, questioning and backtesting the models results.
•	The backtesting of the models results against the observed data, ensuring that the results are adequate.
•	The governance of the whole process, covering the models, scenarios, assumptions and rationale of the results, and their impact on management.

From January 1, 2018, the processes, models and scenario analysis methodology will be included in the new regulatory provisions requirements (IFRS 9).

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the European regulator or by each of the various national regulators that supervise the Group.
•

Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.
•	Recurrent risk management in different processes/tests:
•

Budgetary and strategic planning process, in the generation of commercial policies for risk approval, in the global risk analysis made by senior management and in specific analyses of activities and portfolios.

•

Identification of potential risks (“Top Risks”). After a systematic process to identify and assess all the risks to which the Group is exposed, the “Top Risks” are selected and the Entity’s risk profile is established. Each “Top Risk” has an associated macroeconomic or idiosyncratic scenario. To assess the impact of these risks on the Group, internal scenario analysis and stress testing models and methodologies are employed.

•

Recovery plan performed annually to establish the available measures the Bank will have, in order to survive an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events that are relevant for the Entity.

3.4.Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years, Santander Group has developed and implemented the necessary structural and operating improvements to reinforce and consolidate enterprise-wide risk, based on complete, precise and regular data. This allows the Group's senior management to assess risk and act accordingly. In this sense, the strategic risk transformation plan is aligned with regulatory requirements, as evidenced in the review performed by the European supervisor with regard to compliance with the standards set forth in regulation BCBS 239.

In 2017, the Group has worked to consolidate the comprehensive data and information management model, and the implementation and renewal of technology systems, thereby enabling a balanced reporting taxonomy to be maintained that covers all the key risk areas within the Organization, in compliance with the Group’s size, risk profile and activity.

Therefore, three reports are submitted each month to senior management relating to risk management issues and the subsequent decision-making: the Group risks report, the risks report for each unit and the report on risk factors.

c)  Credit risk

1.    Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

The Group’s risks function is organized on the basis of three types of customers:

•

The Individuals segment includes all physical persons, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management adjusted to the type of customer.

•

The SMEs, Commercial Banking and Institutions segment includes companies and physical persons with business activity. It also includes public sector activities in general and private sector non-profitable entities.

•

The Santander Global Corporate Banking (SGCB) segment consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined on the basis of a full analysis of the company (business type, countries of operation, product types, volume of revenues it represents for the Bank, etc.).

The Group’s profile is mainly retail, accounting for 85% of total risk generated by the retail and commercial banking businesses.

2.    Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers[1]			Non‑performing rate			Coverage rate
	(millions of euros)			(%)			(%)
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Continental Europe	337,768	331,706	321,395	4.50	5.92	7.27	58.0	60.0	64.2
Spain	172,176	172,974	173,032	4.72	5.41	6.53	45.9	48.3	48.1
Santander Consumer Finance	92,589	88,061	76,688	2.50	2.68	3.42	101.4	109.1	109.1
Portugal	32,816	30,540	31,922	5.71	8.81	7.46	59.1	63.7	99.0
Poland	24,391	21,902	20,951	4.57	5.42	6.30	68.2	61.0	64.0
UK	247,625	255,049	282,182	1.33	1.41	1.52	32.0	32.9	38.2
Latin América	165,683	173,150	151,302	4.50	4.81	4.96	84.6	87.3	79.0
Brasil	83,076	89,572	72,173	5.29	5.90	5.98	92.6	93.1	83.7
Mexico	28,939	29,682	32,463	2.69	2.76	3.38	97.5	103.8	90.6
Chile	40,406	40,864	35,213	4.96	5.05	5.62	58.2	59.1	53.9
Argentina	8,085	7,318	6,328	2.50	1.49	1.15	100.1	142.3	194.2
US	77,190	91,709	90,727	2.79	2.28	2.13	170.2	214.4	225.0
Puerto Rico	2,944	3,843	3,924	7.13	7.13	6.96	55.2	54.4	48.5
Santander Bank	44,237	54,040	54,089	1.21	1.33	1.16	102.2	99.6	114.5
SC USA	24,079	28,590	28,280	5.86	3.84	3.66	212.9	328.0	337.1
Total Group excluding Banco Popular	832,655	855,510	850,909	3.38	3.93	4.36	70.8	73.8	73.1
Banco Popular	88,313	—	—	10.75	—	—	48.7	—	—
Total Group	920,968	855,510	850,909	4.08	3.93	4.36	65.2	73.8	73.1

(1)	Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates6: Continental Europe (41%), UK (30%), Latin America (20%) and the US (9%), with a suitable balance between mature and emerging markets.

Credit risk with customers fell by 3% in 2017, considering an unchanged perimeter, mainly due to the US, UK and Brazil

(as a result of exchange rate effects). Growth in local currency was generalized across all units with the exception of the United States and Spain.

These levels of lending, together with lower non-performing loans (NPLs) of €28,104 million (-16% vs. 2016) reduced the Group’s NPL ratio to 3.38% (-55 b.p. against 2016).

For coverage of these NPLs, the Group recorded provisions of €8,997 million (-5.5% vs. December 2016), after deducting write-off recoveries. This fall is materialized in a decrease in the cost of credit to 1.12% (6 bp less than in the previous year).

Detail of the main geographical areas

3.1. United Kingdom

Credit risk with customers in the UK amounted to €247,625 million at the end of December 2017, accounting for 30% of the Group total.

Mortgage portfolio

It is worth highlighting the individuals mortgage portfolio because of its importance for Santander UK and all of the Group’s lending. This stood at €174,930 million at the end of 2017.

1 Excluding Popular.

This portfolio consists of mortgages for the housing acquisition, granted to new, as well as existing customers and always constituting the first mortgage. There are no operations that entail second or successive liens on mortgaged properties.

Geographically, the credit exposures are predominantly concentrated in the south east area of the UK and, particularly, in the metropolitan area of London.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and in compliance with the prevailing legislation.

3.2. Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the real estate unit, which is discussed subsequently in more detail) amounted to €172,176 million (20.7% of the Group total), with an adequate level of diversification by both product and customer segment.

Growth in new production in the main portfolios for individuals and corporates continued in 2017, underpinned by the improved economic situation and the different strategies implemented by the Bank. Total credit risk was down 0.5% in year-on-year terms, mainly due to decreased funding extended to public administrations and the pace of repayments that exceeded growth in new production in the housing mortgages segment. All other individuals loans (consumer loans and credit cards) returned to growth tendency, and the commercial banking segment consolidated its tendency started in 2016.

The NPL ratio for the total portfolio was 4.72% 69 bp less than in 2016. The fall in lending (which increased the NPL ratio by 3 bp) was offset by the better NPL figure (which reduced the ratio by 72 bp). This improvement was mainly due to gross NPL entries, which were 19% lower than in 2016, and to the normalization of several restructured positions and portfolio sales.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at 64,588 million at 2017 year-end. Of this amount, 99.18% was secured by mortgages.

	31/12/17
	Gross	Of which:
In millions of euros	amount	Non-performing
Home purchase loans to families	64,588	2,594
Without mortgage guarantee	532	147
With mortgage guarantee	64,056	2,447

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.
•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.
•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.
•	Stable average debt-to-income ratio at around 28.2%.
•	79.8% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

	31/12/17
	Loan to value ratio
		More than	More than	More than
		40% and	60% and	80% and
	Less than or	less than	less than	less than or	More than
In millions of euros	equal to 40%	60%	80%	equal to 100%	100%	Total
Gross amount	14,430	17,434	19,232	7,899	5,061	64,056
Of which: Watchlist /Non-performing	224	354	591	504	774	2,447

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 70% in the case of second home mortgages.

Companies portfolio

Credit risk assumed directly with SMEs and Corporates (€96,726 million) is the main lending segment in Spain (56% of the total).

Most of the portfolio (95%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The non-performing loans ratio of this portfolio stood at 4.88% in 2017.

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

In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	31/12/17	31/12/16	31/12/15
Balance at beginning of year	5,515	7,388	9,349
Foreclosed assets	(27)	(28)	(62)
Banco Popular (Perimeter)	2,934	—	—
Reductions (1)	(1,620)	(1,415)	(1,481)
Written-off assets	(330)	(430)	(418)
Balance at end of year	6,472	5,515	7,388

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 29.96% (compared with 61.87% at December 2016) due to the increase in the proportion of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 38.73%.

	12/31/17
		Excess over
		collateral	Specific
Millions of euros	Gross amount	value	allowance
Financing for construction and property development recognized by the Group's credit institutions (including land) (business in Spain)	6,472	1,513	1,131
Of which:Watchlist/ Non-performing	1,939	708	751
Memorandum items: Written-off assets	3,133

Memorandum items: Data from the public consolidated balance sheet	12/31/17
Carrying
Millions of euros	amount
Total loans and advances to customers excluding the public sector (business in Spain)	235,140
Total consolidated assets	1,444,305
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,289

At year-end, the concentration of this portfolio was as follows:

Loans: Gross
amount
Millions of euros	12/31/17
1. Without mortgage guarantee	664
2. With mortgage guarantee	5,808
2.1 Completed buildings	3,684
2.1.1 Residential	1,726
2.1.2 Other	1,958
2.2 Buildings and other constructions under construction	995
2.2.1 Residential	562
2.2.2 Other	433
2.3 Land	1,129
2.3.1 Developed consolidated land	900
2.3.2 Other land	229
Total	6,472

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

Foreclosed properties

At December 31, 2017, the net balance of these assets amounted to €4,592 million (gross amount: €9,711 million; recognized allowance: €5,119 million, of which €2,776 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2017:

	31/12/17
			Of which:
			Impairment
	Gross		losses on assets
	carrying	Valuation	since time of	Carrying
Millions of euros	amount	adjustments	foreclosure	amount
Property assets arising from financing provided to construction and property development companies	6,775	3,821	2,343	2,954
Of which:
Completed buildings	1,953	942	781	1,011
Residential	991	446	311	545
Other	962	496	470	466
Buildings under construction	406	151	51	255
Residential	405	151	51	254
Other	1	—	—	1
Land	4,416	2,728	1,511	1,688
Developed land	1,406	879	287	527
Other land	3,010	1,849	1,224	1,161
Property assets from home purchase mortgage loans to households	1,824	863	379	961
Other foreclosed property assets	1,112	435	54	677
Total property assets	9,711	5,119	2,776	4,592

Additionally, the property included in the sale agreement (See note 3b.ii) amount to a net book value of €5,944 million (gross amount amounts to €16,134 million).

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized.

The fair value of this type of assets is determined by the Group's directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realized with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousands of
	millions of euros (*)
	2017	2016	2015
Gross additions	1.4	1.3	1.7
Disposals	(1.9)	(1.3)	(1.1)
Difference	(0.5)	—	0.6

(*)    Without considering the Blackstone operation (See Note 3).

3.3. United States

Santander Holdings USA, Inc. (SHUSA), with a credit risk of €77,1907 million at the close of end of December (representing 9% of the total Group), is made up of the following business units:

•

Santander Bank, National Association: with total loans, including off-balance sheet exposure, of €44,237 million (57% of Santander US total). It focuses on retail and commercial banking, of which 38% is with individuals and approximately 62% with companies. One of the main strategic goals for this unit is to continue to roll out its transformation plan. This focuses on compliance with all regulatory programs, together with the development of the retail and commercial banking model towards a comprehensive solution for its customers.

Most of the lending of Santander Bank is secured - around 59% of the total - mainly through mortgages and lending to Commercial Banking. This explains its low NPL ratio and cost of credit. Lending has decreased by 16% over 2017, due to the sale of non-core assets in a bid to optimize its balance sheet and improve profitability, and due to the exchange rate effect.

•

Santander Consumer USA Holdings Inc. (SC USA): vehicles finance company, with lending of €24,079 million (31% of the total for the USA), with a vehicle leasing portfolio amounting to €9,439 million. This activity is mainly based on its business relationship with the Fiat Chrysler Automobiles (FCA) group, which dates back to 2013. Through this agreement, SC USA became the preferred finance provider for Chrysler vehicles in the USA.

The risk indicators for SC USA are higher than those of the other US units, due to the nature of its business, which focuses on vehicle financing through loans and leasings. The credit profile of the unit's customers covers a wide spectrum as SC USA seeks to optimize the risk assumed and the associated returns. As a result, the cost of credit is higher than in other Group units, but this is offset by the returns generated.

•

Other USA businesses: Banco Santander Puerto Rico (BSPR) is a retail and commercial bank operating in Puerto Rico. Its lending stood at €2,944 million at December 2017, 4% of the total. Santander Investment Securities Inc. (SIS), the New York, is dedicated to wholesale banking, with total lending at the end of December 2017 of €2,451 million (3% of total in the USA). Finally, Banco Santander International (BSI), the Miami, focuses mainly on private banking. Its lending portfolio stood at €3,471 million at the close of December 2017 with 4% of the total in the USA.

3.4. Brazil

Credit risk in Brazil amounts to €83,076 million, down 7% against 2016 and largely due to the depreciation of the Brazilian currency. Santander Brasil therefore accounts for 10% of all Santander Group lending.

In December 2017, growth in local currency was approximately 7.5%. This increase was more pronounced in retail segments with a more conservative risk profile, at the same time boosting customer relations and loyalty and business attracted through digital channels.

The NPL ratio stood at 5.29% at year-end 2017 (-61 bp compared to the year-end of 2016). This fall was due to the preventive management of risks on the portfolio, in addition to the improved macroeconomic outlook and the implementation of certain structural reforms that were well received by the market.

7 Including €11 million of lending under holding company.

The outlook is optimistic since the economy returned to growth, with GDP rising on the back of private consumption and exports. This is significant as it marks a trend change after several years of recession. Investment has also picked up, supported by the improved business confidence climate. Additionally, inflation is below the government’s target, which has allowed the Monetary Policy Committee to significantly reduce the country’s official interest rate (SELIC). The unemployment rate, while still high, has also shown improvement signs.

4.    Credit risk from other standpoints

4.1. Credit risk from financial market operations

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Operations are developed through money market financial products with different financial institutions and through counter-party risk products which serve the Group’s clients.

According to chapter six of the CRR (EU regulation 575/2013), the counterparty credit risk is the risk that the client in an operation could default before the definitive settlement of the cash flows of the operation. It includes the following types of operations: derivative instruments, operations with repurchase commitment, stock lending commodities, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: i. mark to market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add on) and ii. the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recovery.

After markets close, exposures are re-calculated by adjusting all operations to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any Group unit to be known at each moment.

4.2. Concentration risk

The concentration risk control is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors, products and groups of customers.

The board, via the risk appetite, determines the maximum levels of concentration. In line with the risk appetite, the Executive Risk Committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration of credit risk portfolios.

The Group is subject to the regulation on large risks contained in the fourth part of the CRR (EU regulations 575/2013), according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposure exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the impact of the reduction of credit risk contained in the regulation.

Regulatory credit exposure with the 20 largest groups within the sphere of large risks represented 4.7% of outstanding credit risk with customers (lending plus balance sheet risks) at December 2017.

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitizations to optimize the risk-return relationship for the whole portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group's risk at December 31, 2017 is as follows:

	31/12/17 (*)
			Other EU		Rest of the
Millions of euros	Total	Spain	countries	America	world
Central banks and Credit institutions	243,319	56,369	95,749	81,566	9,635
Public sector	196,358	76,011	49,208	66,537	4,602
Of which:
Central government	166,926	62,707	37,416	62,244	4,559
Other central government	29,432	13,304	11,792	4,293	43
Other financial institutions (financial business activity)	81,392	16,250	39,440	19,393	6,309
Non-financial companies and individual entrepreneurs (Non-financial business activity) (broken down by purpose)	377,314	128,818	113,384	124,118	10,994
Of which:
Construction and property development	30,451	8,179	5,003	17,077	192
Civil engineering construction	5,399	3,769	1,180	448	2
Large companies	206,250	54,517	65,606	76,691	9,436
SMEs and individual entrepreneurs	135,214	62,353	41,595	29,902	1,364
Households – other (broken down by purpose)	477,882	89,821	272,612	107,659	7,790
Of which:
Residential	309,068	63,355	207,575	37,539	599
Consumer loans	145,619	16,288	62,584	62,248	4,499
Other purposes	23,195	10,178	2,453	7,872	2,692
Total (*)	1,376,265	367,269	570,393	399,273	39,330

(*)    For the purposes of this table, the definition of risk includes the following items in the public balance sheet:

Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.

4.3. Sovereign risk and exposure to other public sector entities

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the treasure risk issuer or similar entity (public debt portfolio) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

This criterion, historically used by the Group, differs in some respects from that requested by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include risk with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, it includes public administrations in general (including regional and local bodies), not only the state sector.

Exposure to sovereign risk (according to the criteria applied in the Group) mainly emanates from the obligations to which our subsidiary banks are subject regarding the establishment of certain deposits in central banks, the establishment of deposits with liquidity excess and fixed-income portfolios held as part of the structural interest rate risk-management strategy for the balance sheet and treasury trading books. The vast majority of such exposure is in local currency and is funded on the basis of customer deposits captured locally, also in the local currency.

The detail at December 31, 2017, 2016 and 2015, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	31/12/17
	Millions of euros
	Portfolio
	Financial assets
	held for trading and
	Financial assets
	designated at fair	Financial assets		Held-to	Total
	value through profit	available-for-	Loans and	maturity	net direct
Country	or loss (*)	sale	receivables	investments	exposure
Spain	4,928	37,748	18,055	1,906	62,637
Portugal	53	5,220	3,541	3	8,817
Italy	1,479	4,613	16	—	6,108
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of Eurozone	(1,192)	497	81	—	(614)
United Kingdom	2	1,751	7,236	7,414	16,403
Poland	1,034	5,566	40	—	6,640
Rest of Europe	172	358	40	—	570
United States	2,548	2,616	765	—	5,929
Brazil	3,202	20,201	1,171	2,720	27,294
Mexico	1,780	5,152	2,586	—	9,518
Chile	428	2,985	312	—	3,725
Other American countries	147	424	940	—	1,511
Rest of the world	3,422	512	920	—	4,854
Total	18,003	87,643	35,703	12,043	153,392

(*)    Includes short positions.

In addition, at December 31, 2017 the Group had net direct derivative exposures the fair value of which amounted to €1,681 million and net indirect derivative exposures the fair value of which amounted to €15 million.

	31/12/16
	Millions of euros
	Portfolio
	Financial assets
	held for trading and
	Financial assets
	designated at fair	Financial assets		Held-to	Total
	value through profit	available-for-	Loans and	maturity	net direct
Country	or loss (*)	sale	receivables	investments	exposure
Spain	9,415	23,415	11,085	1,978	45,893
Portugal	(58)	5,982	1,143	4	7,072
Italy	1,453	492	7	—	1,952
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of Eurozone	(1,171)	751	79	—	(341)
United Kingdom	475	1,938	7,463	7,764	17,639
Poland	287	5,973	30	—	6,290
Rest of Europe	—	502	289	—	791
United States	1,174	3,819	720	—	5,713
Brazil	4,044	16,098	1,190	2,954	24,286
Mexico	2,216	5,072	3,173	—	10,461
Chile	428	2,768	330	—	3,525
Other American countries	134	497	541	—	1,172
Rest of the world	1,903	889	683	—	3,475
Total	20,300	68,197	26,732	12,701	127,930

(*)    Includes short positions.

In addition, at December 31, 2016 the Group had net direct derivative exposures the fair value of which amounted to €2,505 million and net indirect derivative exposures the fair value of which amounted to €2 million.

	31/12/15
	Millions of euros
	Portfolio
	Financial assets
	held for trading and
	Financial assets
	designated at fair	Financial assets		Held-to	Total
	value through profit	available-for-	Loans and	maturity	net direct
Country	or loss (*)	sale	receivables	investments	exposure
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10,007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of Eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	—	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890
Total	29,087	71,950	20,000	4,211	125,248

(*)    Includes short positions.

In addition, at December 31, 2015 the Group had net direct derivative exposures the fair value of which amounted to €2,070 million and net indirect derivative exposures the fair value of which amounted to €25 million. Also, the Group did not have any exposure to held-to-maturity investments.

5.    Credit risk cycle

Exclusively within the field of credit risk, the Credit Risk Control Committee is the collegiate body responsible for its oversight and control within Santander Group. The aim of the committee is to effectively control credit risk, ensuring and advising the Chief Risk Officer and the Risk Control Committee that credit risk is managed in accordance with the level of risk appetite approved by the board of directors.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and presale planning.

Each of these phases is associated with specific decision models established for decision-making in line with the business objectives and credit policies defined by the Group.

5.1. Planning

Identification

The identification of credit risk is a key component for the active management and an effective control of portfolios. The identification and classification of external and internal risk in each business allows corrective and mitigating measures to be adopted.

Strategic Commercial Plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The plans are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn up.

Planning allows business targets to be set and specific action plans to be established, within the risk appetite defined by the Entity, and these targets to be met by assigning the necessary means (models, resources, systems).

The comprehensive management of the SCP means that an up-to-date view of the credit quality of the portfolios is available at all times, credit risk can be measured, internal controls carried out, in addition to regular monitoring of the planned strategies, to anticipate deviations and identify significant changes in risk and their potential impact, along with the application of corrective measures.

SCPs are approved by each entity’s most senior Executive Risks Committee, and validated at corporate level in the executive risks committee or equivalent body at corporate level. The regular monitoring, established by the governance in place, is performed by the same bodies that approve and validate the plans.

Scenario analysis

Scenarios analysis of this report, credit risk scenario analysis enables senior management to better understand the portfolio's evolution in the face of market conditions and changes in the environment, It is a key tool for assessing the sufficiency of the provisions made and the capital to stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a three year horizon, The process involves the following main stages:

•	Definition of benchmark scenarios, both central and most likely scenarios (baseline), as well as economic scenarios that although less likely to occur can be more adverse (stress scenarios).
•	Determination of the value of risk parameters and metrics (probability of default, loss given default, etc.) for the scenarios defined.
•

Adaptation of the new projection methodology to the new regulatory requirements (IFRS 9), with an impact on the estimation of the expected loss associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (NPLs, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in the face of different scenarios and compared to previous years.
•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.
•	A series of controls and comparisons are run to ensure that the controls and backtesting are adequate, thus completing the process.

The entire process takes place within a corporate governance framework, and is thus adapted to the growing importance of this framework and to best market practices, assisting the Group’s senior management in gathering knowledge and in their decision making.

5.2 Risk analysis and credit rating process

Generally speaking, risk study consists of analyzing a customer’s capacity to meet their contractual commitments with the Bank and other creditors. This entails analyzing the customer’s credit quality on a short and medium term horizon, risk operations, solvency and expected return on the basis of the risk assumed.

With this objective, the Group uses customer credit decision models in all segments in which it operates: SGCB (Santander Global Corporate Banking: sovereign, financial institutions and corporate companies), Commercial Banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers. These models and drivers are monitored and controlled to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst's expert judgement. Used for the SGCB, Commercial Banking, institutions and SMEs (treated on an individual basis) segments.

•

Scoring: an automatic assessment system for credit applications. It automatically assigns an individual assessment of the customer for subsequent decision making. There are two types: approval or performance and it is used in the individuals and SMEs (treated on a standard basis) segments.

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The reviews are increased in the case of customers who reach certain levels previously determined in the automatic warning systems and who are classified as special watch.

5.3. Establishment of limits, pre-classifications and pre-approvals

This process establishes the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the executive risks committee (or committees delegated by it) and reflect the expected risk-return by the business.

Different models are used according to the segment:

•

A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a customer or group can assume, in terms of amount or maturity.

•	For Commercial Banking and institutions that meet certain requirements (high knowledge, rating, etc.) a more simplified pre-classification model is used.
•

For SMEs and individuals, in specific situations where a series of requirements are met, pre-approved operations are established for customers, or pre-approved operations for potential customers (campaigns and policies to encourage the use of limits).

5.4. Transaction decision-making

The sales phase is determined by the decision-making process which analyses and resolves operations Approval by the risk area is a prior requirement before contracting any risk operation. All decisions regarding risk must consider the risk appetite, limits and management policies defined in the planning stage, in addition to other factors relevant to the risk and profitability equilibrium.

According to the segment, decision-making follows different procedures:

•

For SGCB, and according to the prior limit-setting phase, two types of decision will be available: (1) automatic, provided there is capacity for the proposed transaction (in terms of amount, product, maturity and other conditions) within the limits set under the pre-classification framework, (2) approval from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).

•	For Commercial Banking and institutions, approval is required from a risk analyst or committee (although the operation meets the amount, maturity and other conditions set in the pre-approved limit).
•

In terms of individual customers and SMEs with low turnover, large volumes of credit operations can be managed more easily with the use of automatic decision models for classifying the customer/transaction binomial.

Credit risk mitigation techniques

The Group applies various credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The different mitigation techniques can be grouped into the following categories:

Personal guarantees and credit derivatives

This type of guarantees corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. It includes, for example, sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognized, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

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

Collateral

These are assets that are subject to compliance with the guaranteed obligation. They can be provided by the customer or by a third party. The real goods or rights used for the guarantee may be financial (cash, securities deposits, gold, etc.) or non-financial (property, other moveable property, etc.). Therefore, guarantees can be in the form of:

•	Pledges / financial assets: debt/equity instruments or other financial assets received as the guarantee.

A very important example of a real financial guarantee is the collateral, which is used for the purpose (as with the netting technique) of reducing counterparty risk. This is a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favor of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions of derivatives with risk existing between them. The operations subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

•

Real estate mortgages: real estate assets used in transactions with an ordinary or maximum mortgage guarantee. There are regular appraisal processes, based on real market values, for the different types of property, which meet the requirements established by local and Group regulators.

•	Other real guarantees: any other type of real guarantee.

As a general rule, the repayment capacity is the most important aspect in decisions on the acceptance of risks, although this is no impediment to seek the highest level of real or personal guarantees. In order to calculate the regulatory capital, only those guarantees that meet the minimum qualitative requirements set out in the Basel agreements are taken into consideration.

Implementation of the mitigation techniques follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

Netting by counterparty

The concept of netting is the possibility of determining a net balance between operations of the same type, under the umbrella of a framework agreement such as the ISDA or similar.

It consists of aggregating the positive and negative market values of derivative transactions that Santander has with a certain counterparty, so that in the event of default it owes (or Santander owes, if the netting off is negative) a single net figure and not a series of positive or negative values corresponding to each operation with the counterparty.

An important aspect of framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to being able to net the risks of all operations covered by the contract with the same counterparty.

5.5. Monitoring / Anticipation

All customers must be monitored in an ongoing and holistic manner that enables the earliest detection possible of any incidents that may arise in relation to risk impacting the customer’s credit rating, so that specific measures (predefined or ad-hoc) can be implemented to correct any deviations that could have a negative impact for the entity. This responsibility is shared by the commercial and risk functions.

Monitoring is carried out by local and global risk teams, supplemented by internal audit. It is based on customer segmentation:

•

In the commercial banking, institutions and SMEs with individual treatment, the function consists of identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analyzing indicators.

•

In the individual customers, businesses and SMEs with a low turnover segment monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Measurement and control

In addition to the monitoring customer credit quality, Santander establishes the control procedures needed to analyze portfolios and their performance, as well as possible deviations regarding planning or approved alert levels.

The function is developed through an integrated and holistic vision of credit risk, establishing as the main elements the control by countries, business areas, management models, products, etc., facilitating early detection of specific attention points, as well as preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of credit risk with regard to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

5.7. Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is carried out by the recovery area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the various countries, always taking into account the local particularities that the recovery activity requires (economic environment, business model or a mixture of both).

Recovery activity has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria on the basis of age, guarantees and unpaid debt conditions.

The recovery areas are business areas that directly manage customers for which the corporate model has a business focus, where sustained value creation is based on effective and efficient collection management The new digital channels are becoming increasingly important in recovery management, and new forms of customer relations are developing.

The diverse features of Santander’s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalized management focuses on customers who, because of their profile, require a specific manager and more individualized management.

Recovery management is divided into four phases: irregularity or early non-payment; recovery of non-performing loans; recovery of write-offs; and management of foreclosed assets.

The management scope for the recovery function includes management of non-productive assets (NPAs), corresponding to the forbearance portfolios, NPLs, written-off loans and foreclosed assets, where the Bank may use mechanisms to rapidly reduce these assets, such as disposals of loan portfolios or foreclosed assets.

The Bank employs specific policies for recovery management that include the principles of the different recovery strategies, while ensuring the required rating and provisions are maintained. Therefore, the Group is constantly seeking alternative solutions to legal channels for collecting debt.

In countries with a high exposure to real estate risk, very efficient sales management instruments have been put in place that enable capital to be recovered by the Bank, reducing the stock on the balance sheet.

Forborne loan portfolio

The Group has a detailed corporate policy for forbearance which acts as a reference in the various local transpositions of all the subsidiaries that form part of the Group. These share the general principles established by the Bank of Spain and the European Banking Authority.

This policy defines forbearance as the modification of the payment conditions of a transaction that allow a customer, who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations, on the basis that if this modification were not made it would be reasonably certain that they would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer's actual situation and losses must be recognized as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policies define the classification criteria for the forbearance transactions in order to ensure that the risks are suitably recognized, bearing in mind that they must remain classified as doubtful or watch-list performing for a prudential period of time to attain reasonable certainty that repayment capacity can be recovered.

The forbearance portfolio stood at €47,705 million at the end of December.

In terms of credit quality, 42% of the forbearance portfolio is classified as non-performing loans, with average coverage of 58% (24% of the total portfolio).

Regarding its evolution, and considering a constant perimeter, the Group’s forbearance exposure has decreased by 19.8%, in line with the trend marked in prior years.

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

CURRENT REFINANCING AND RESTRUCTURING BALANCES

	31-12-2017
	Total							Of which: Non‑performing/Doubtful
	Without real guarantee						Impairment							Impairment
	(a)		With real guarantee				of	Without real guarantee		With real guarantee				of
					Maximum amount of the		accumulated					Maximum amount of the		accumulated
					actual collateral that can		value or					actual collateral that can		value or
					be considered.		accumulated					be considered.		accumulated
Amounts in millions of euros, except					Real	Rest of	losses in fair					Real	Rest of	losses in fair
number of operations that are in	Number of	Gross	Number of	Gross	estate	real	value due to	Number of	Gross	Number of	Gross	estate	real	value due to
units.	transactions	amount	transactions	amount	guarantee	guarantees	credit risk	transactions	amount	transactions	amount	guarantee	guarantees	credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	55	89	21	22	11	5	2	22	8	13	7	7	—	2
Other financial institutions and: individual shareholder	248	45	120	60	40	10	25	79	2	59	22	8	7	13
Non-financial institutions and individual shareholder	259,792	9,631	45,746	13,663	9,255	1,075	7,106	109,973	5,522	21,265	7,839	5,531	414	6,233
Of which: Financing for constructions and property development	1,259	236	2,861	2,612	2,125	30	1,111	803	130	2,099	1,718	1,363	24	847
Other warehouses	1,919,831	4,568	878,272	19,627	9,480	3,896	4,408	755,948	1,819	126,086	4,824	3,234	428	2,864
Total	2,179,926	14,333	924,159	33,372	18,786	4,986	11,541	866,022	7,351	147,423	12,692	8,780	849	9,112
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	2,921	1,255	4,110	4,893	2,140	69	3,497	2,895	1,253	4,000	4,853	2,102	69	3,496

The transactions presented in the foregoing tables were classified at December 31, 2017 by nature, as follows:

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

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2017 in the forborne loan portfolio:

Millions of euros	2017
Beginning balance	37,365
Refinancing and restructuring of the period	12,675
Memorandum item: Impact recorded in the income statement for the period	2,406
Debt repayment	(9,107)
Foreclosure	(950)
Derecognized from the consolidated balance sheet	(5,334)
Others variations (*)	1,515
Balance at end of year	36,164

(*)    Included €7,020 million refinancing loans from Grupo Banco Popular Acquisition.

58% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (50% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 24% of the total forborne loan portfolio and 45% of the non-performing portfolio).

d)  Trading market and structural risk

1.    Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involve these operations where patrimonial risk is assumed as a consequence of market factors variations. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk comes from changes in risk factors - interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk.

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•

Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to inflation or to a change in the actual rate.

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the IRR of Government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with customers.

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

Other types of market risk require more complex hedging. For example:

•

Correlation risk. Correlation risk is the sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

•

Market liquidity risk. Risk when a Group entity or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the cost of the transaction. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. It increases as a result of the concentration of certain products and currencies.

•

Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly allows the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. This mainly affects mortgage loans and mortgage securities.

•

Underwriting risk. Underwriting risk arises as a result of an entity's involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

In addition to market risks, balance sheet liquidity risk must also be considered: unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

Pension and actuarial risks, which are described below, also depend on shifts in market factors.

Depending on the nature of the risk, activities are segmented as follows:

a)Trading: financial services for customers and purchase-sale and taking positions in fixed-income, equity and currency products, mainly. The SGCB (Santander Global Corporate Banking) division is responsible for managing this risk.

b)Structural risks: market risks inherent in the balance sheet, excluding the trading portfolio. Management decisions on these risks are taken by the Assets and Liabilities Committee (ALCO) of each country in coordination with the Group’s ALCO Committee and are executed by the Financial division. This management seeks to inject stability and recurrence into the financial margin on the Group’s commercial activity and economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk: this arises from maturity mismatches and re-pricing of all assets and liabilities.
•

Structural exchange rate risk/hedging: exchange rate risk occurs when the currency in which the investment is made is different from the euro, irrespective of whether the company consolidates or not (structural exchange rate). Exchange-rate hedging positions for future profits in currencies other than the euro (hedging of profits) are also included under this heading.

•	Structural equity risk: this involves investments via stakes in financial or non-financial companies that are not consolidated, as well as available-for-sale portfolios consisting of equity positions.

c)Liquidity risk: when measuring liquidity risk, the following types of risk are considered:

•	Financing risk (or short-term liquidity risk): this identifies the possibility that the entity is unable to meet its obligations as a result of the inability to sell assets or obtain financing.
•

Mismatch risk (or long term liquidity risk): this identifies the possibility that differences between the maturity structures of assets and liabilities generate an additional cost to the entity as a consequence of unappropriated management or a market situation that might affect the availability or the cost of funding sources.

•

Contingency risk: this identifies the possibility that adequate management levers will be unavailable to raise liquidity as a result of an outlier event that entails greater financing needs or more strict collateral requirements to raise funds.

•

Concentration risk: this identifies the possibility that the entity is overly concentrated as to sources of funding in terms of counterparties, maturities, products or geographies, that might give rise to issues if such concentration were to lead to non-renewal of financing.

•

Market risk for liquidity risk purposes: the risk of loss of value of the entity's liquid assets buffer and that changes in the value of the entity's transactions (derivatives and guarantees, among others) may imply additional collateral needs and therefore impair liquidity.

•

Asset encumbrance risk or risk of excess assets committed in financing transactions and other types of market dealing: the risk of not having sufficient unencumbered assets available to meet collateral or margin requirements or to execute actions under the liquidity contingency plan.

d)Pension and actuarial risk:

•

Pension risk: the risk assumed by the Bank in relation to pension commitments with its employees. The risk lies in the possibility that the fund will not cover these commitments in the accrual period for the provision and the profitability obtained by the portfolio will not be sufficient, requiring the Group to increase its contributions.

•	Actuarial risk: unexpected losses resulting from an increase in commitments to holders of insurance policies, as well as losses from unforeseen cost increases.

2.    Trading market risk (*)

The Group's trading risk profile remained moderately low in 2017, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.

The standard methodology Santander Group applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

(*) Excluding Popular. Trading portfolios of Popular represents less than 1% of the equivalent market risk of Santander Group with very low activity and complexity.

The detail of the metrics risk related to the Group's balance sheet items as of December 31, 2017 is as follows:

	Balance
	sheet	Main market risk metric
Millions of euros	amount	VaR	Other	Main risk factor for "Other" balance
Assets subject to market risk	1,444,305	167,943	1,276,362
Cash and deposits at central banks	110,995		110,995	Interest rate
Trading portfolio	125,458	124,924	534	Interest rate, spread
Other financial assets at fair value	34,782	34,500	282	Interest rate, spread
Available-for-sale financial assets	133,271	—	133,271	Interest rate, Equity market
Participations	6,184	—	6,184	Equity market
Hedging derivatives	8,537	8,519	18	Interest rate, exchange rate
Investments	916,504	—	916,504	Interest rate
Other financial assets[1]	47,390	—	47,390	Interest rate
Other non-financial assets[2]	61,184	—	61,184
Liabilities subject to market risk	1,444,305	175,088	1,269,217
Trading portfolio	107,624	107,442	182	Interest rate, spread
Other financial liabilities at fair value	59,616	59,609	7	Interest rate, spread
Hedging derivatives	8,044	8,037	7	Interest rate, exchange rate
Financial liabilities at amortized cost(3)	1,126,399	—	1,126,399	Interest rate
Provisions	14,489	—	14,489	Interest rate
Other financial liabilities	8,709	—	8,709	Interest rate
Equity	106,833	—	106,833
Other non-financial liabilities	12,591	—	12,591

(1)	Includes adjustment to macro hedging, non-current assets held for sale, reinsurance assets, and insurance contracts linked to pensions and fiscal assets
(2)	Includes intangible assets, material assets and other assets.
(3)	Macro-hedging adjustment.

VaR during 2017 fluctuated between €9.7 million and €63.2 million (€11.1 million and €32.9 million in 2016). The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2017 was €21.5 million slightly higher to the two previous years (€18.3 million in 2016).

The following table shows the average and latest values of VaR at 99% by risk factor in the last three years as well as the minimum and maximum values, and the expected shortfall (ES) to 97.5% at the end of 2017.

Total trading

	2017					2016		2015
					ES
	VaR (99%)				(97.5%)	VaR		VaR
Millions of euros	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total	9.7	21.5	63.2	10.2	11.5	18.3	17.9	15.6	13.6
Diversification effect	(2.1)	(8.0)	(39.9)	(7.6)	(7.9)	(10.3)	(9.6)	(11.1)	(5.8)
Interest rate	7.7	16.2	70.4	7.9	10.0	15.5	17.9	14.9	12.7
Equities	1.0	3.0	5.9	1.9	2.1	1.9	1.4	1.9	1.1
Exchange rate	2.1	6.6	15.7	3.3	2.8	6.9	4.8	4.5	2.6
Credit spread	2.3	3.6	5.1	4.6	4.6	4.2	3.3	5.2	2.9
Commodities	0.0	0.0	0.1	0.0	0.0	0.1	0.1	0.2	0.1

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2016 and 2017 year-end, the Group had:

•

Hedge funds: the total exposure is not significant (€32.6 million at close of December 2017) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies (monolines) as at December 2017 was €27.3 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitization transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

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

In 2017, for the total portfolio, there were two exceptions for Value at Earnings (VaE)8 at 99% (day on which daily profit was higher than VaE). The first, on May 23, explained by the major shifts in the exchange rates of the euro and US dollar against the Brazilian real and the interest rate curves for Brazil, as a result of political events in the country, and the second, on December 28, due to a general markets movement favorable to the portfolio positions.

There was also an exception to VaR at 99% (day on which the daily loss was higher than the VaR) on May 18, for the same reason as the exception to VaE of the same month.

The number of exceptions occurred is consistent with the assumptions specified in the VaR calculation model.

3.    Structural balance sheet risks9  (*)

3.1. Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2017, in line with previous years.

Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rate and equities.

In general the structural VaR is not significant according to the assets amounts or Capital of the Group:

Millions euros, VaR at a 99% over a one day horizon	2017				2016		2015
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	754.9	878.0	991.6	815.7	869.3	922.1	698.5	710.2
Diversification Effect	(258.9)	(337.3)	(407.5)	(376.8)	(323.4)	(316.6)	(509.3)	(419.2)
VaR Interest rate*	280.9	373.9	459.6	459.6	340.6	327.2	350.0	264.2
VaR Exchange rate	471.2	546.9	621.1	471.2	603.4	588.5	634.7	657.1
VaR Equities	261.6	294.5	318.4	261.6	248.7	323.0	223.2	208.1

(*)    Includes VaR for credit spread in ALCO portfolios.

Structural interest rate risk

• Europe and the United States

The main balance sheets, i.e. those of Spain, the UK and the US, in mature markets and against a backdrop of low interest rates, reported positive sensitivities of the market value of equity and of the net interest margin to interest rate rises.

8 The definition and calculation methodology for VaE is set out in section 2.2.2.1.

9 Includes the total balance sheet, except for financial assets and liabilities held for trading.

(*) Includes the total balance sheet with the exception of trading portfolio. Excluding Popular with the exception in the VaR metric.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of 2017, interest income / (charges) risk at one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the British pound yield curve, at €246 million, the EUR, at €219 million, the US dollar, at €190 million and the Polish zloty, at €55 million, all relating to risks of rate cuts.

At the same date, the main risk to the most relevant economic value of equity, measured as its sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the euro interest rate curve, at €4,902 million, followed by the US dollar at €626 million, the British pound at €431 million and the Polish zloty at €72 million, all with a risk of falling interest rates, scenarios which are now very unlikely.

• Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and interest income / (charges), except for interest income / (charges) in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2017, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, interest income / (charges) risk over one year, measured as sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in three countries: Brazil (€95 million), Chile (€39 million) and Mexico (€36 million)

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst-case scenario, was also concentrated in Brazil (€521 million), Chile (€179 million) and Mexico (€91 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), Santander also uses other methods to monitor structural balance sheet risk from interest rates: these include scenario analysis and VaR calculations, applying a similar methodology to that for trading portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged €373.9 million in 2017. It is important to note the high level of diversification between Europe and United States balance sheets and those of Latin America.

Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates10.

At the end of 2017, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in Brazilian reais, UK pounds sterling, US dollars, Chilean pesos, Polish zlotys and Mexican pesos. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the financial area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on the percentage or control.

The equity portfolio available for the banking book at the end of 2017 was diversified in securities in various countries, mainly Spain, China, USA, Brazil and the Netherlands. Most of the portfolio is invested in the financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example, the public administrations or the professional, scientific and technical activities.

10 In early 2015, the criterion for coverage of the core capital ratio was changed from phase-in to fully loaded.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the close of 2017, the VaR at 99% with a one day time frame was €261.6 million.

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

Limit control system

As already stated for the market risk in trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to the Group's risk appetite level.

The main limits are:

•	Balance sheet structural interest rate risk:
o	Limit on the sensitivity of interest income / (charges) to 1 year.
o	Limit of the sensitivity of equity value.
•	Structural exchange rate risk:
o	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the risk management responsibles must explain the reasons it occurred and provide action plans to correct it.

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

e) Liquidity and funding risk

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

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•

A solid organizational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework. This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

•

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimizing the impact of their costs on the income statement, both in normal and stressed conditions. The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite defines maximum tolerance levels for key risk factors using internal and regulatory metrics in both normal and stressed market conditions, which establish the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

•	Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which will ensure oa solid balance sheet structure, with a diversified presence in the wholesale markets in terms of products and maturities, with moderate recourse to short-term products.

othe use of liquidity buffers and limited use of balance sheet assets.

ocomplying with both regulatory metrics and other metrics included in each entity’s risk appetite statement. Over the course of the year, all the dimensions of the plan are monitored.

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

Funding strategy and evolution of liquidity in 2017

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

All these developments, built on the foundations of a solid liquidity management model, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•

High share of customer deposits due to its retail focused balance sheet. Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance) and 92% of net loans as of December 2017, moreover, these deposits are a highly stable due to the fact that they mainly arise from retail client activity.  This represents an increase with respect to the 2016 figure of 87%. The liquidity evolution over the year can explain the majority of this change.
•

Diversified wholesale funding focused on the medium and long term, with a very small relative short-term component. Medium and long term wholesale funding accounts for 18% of the Group’s net funding and comfortably covers the lending not financed by customer deposits (commercial gap).

2.2. Evolution of liquidity in 2017

At the end of 2017, in comparison with 2016, the Group reported:

•

A stable ratio of credits over net assets (total assets minus trading derivatives and inter-bank balances) of 75%, similar to the level in recent years. This high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.

•	Net loan-to-deposit ratio (LTD ratio) at 109%, within a very comfortable range (below 120%). This stability shows a balanced growth between assets and liabilities.
•	The ratio of customer deposits plus medium and long-term funding to lending was held at 115% in the year.
•	Reduced recourse to short-term wholesale funding. The ratio was around 2%, in line with previous years.
•

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources - deposits, medium and long-term funding and capital - over structural liquidity needs - fixed assets and loans) rose in 2017, to an average of €156,927 million, unchanged on the end of the previous year.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

•	LCR (Liquidity Coverage Ratio)

The regulatory requirement for this ratio in 2017 was set at 80%. As of January 1, 2018 the minimum increases to 100%. As a result, the Group, both at a consolidated and subsidiary level, has increased its risk appetite from 100% in 2017 to 105% in 2018.

The Group’s strong short-term liquidity starting position, combined with autonomous management of the ratio in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As of December 2017, the Group’s LCR ratio stood at 133%, comfortably exceeding the regulatory requirement. Although this requirement has only been set at the Group level, the other subsidiaries also comfortably exceed this minimum ratio.

•	NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in the second half of 2018.  The NSFR regulatory requirements will only become binding two years after its inclusion into European Law.  However, the Group has defined a management limit of 100% at the consolidated level and for almost all of its subsidiaries.

With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funds. Taken together, this enables Santander to maintain a balanced liquidity structure, reflected in NSFR ratios greater than 100%, both at Group and individual levels as at end December 2017.

In particular, the NSFR of the parent bank was 105%, the UK 121%, Brazil 109% and the United States 110%.

In short, the liquidity models and management of the Group and its main subsidiaries have enabled them to meet both regulatory metrics well ahead of schedule.

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

The reported Group information as required by the EBA at 2017 year-end is as follows:

On-balance-sheet encumbered assets

		Carrying
		amount of non-
	Carrying amount of	encumbered
Thousands of millions of euros	encumbered assets	assets
Loans and advances	224.9	803.9
Equity instruments	16.3	10.8
Debt securities	89.8	109.6
Other assets	18.6	170.5
Total assets	349.6	1,094.7

Encumbrance of collateral received

		Fair value of
	Fair value of	collateral received
	encumbered	or own debt
	collateral received	securities issued
	or own debt	available for
Thousands of millions of euros	securities issued	encumbrance
Collateral received	86.7	27.2
Loans and advances	—	—
Equity instruments	3.2	5.5
Debt securities	81.6	21.7
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	3.6

Encumbered assets and collateral received and matching liabilities

Assets, collateral received
	Matching liabilities,	and own debt securities
	contingent liabilities or	issued other than covered bonds
Thousands of millions of euros	securities lent	and ABSs encumbered
Total sources of encumbrance (carrying amount)	330.7	436.3

On-balance-sheet encumbered assets amounted to €349.6 thousand million, of which 64% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to €86.7 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €436.3 thousand millions of encumbered assets, which give rise to €330.7 thousand millions of matching liabilities.

As at June 2017, total asset encumbrance in funding operations represented 28.0% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: €1,558 billion as of June 2017). The increase in this ration compared to the values reported in 2016 are due to the acquisition of Banco Popular in June 2017, whose balance sheet was more encumbered than the rest of Grupo Santander.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

45 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 13% of the expanded balance sheet under EBA standards.

The other 55 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

f) Operational risk

Santander Group defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, people or systems, or external events, thus covering risk categories such as fraud, and technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

This chapter refers to operational risks in general (these are also referred to as non-financial risks in Santander). Particular aspects of some risk factors are set out in more detail in specific sections (e.g. section C.4. Compliance and conduct risk).

The Group’s target in the area of OR management and control is to identify, assess and mitigate risk concentrations, regardless of whether they produce losses or not. Analyzing exposure to OR helps to establish priorities in managing this risk. During 2017, the Group has sought further improvement in its management model through a number of different initiatives designed by the Risks division. One of these initiatives is to continue the AORM (Advanced Operational Risk Management) transformation project. This program is designed to enhance operational risk management capacities through an advanced risk measurement approach, helping to reduce future exposure and losses impacting the income statement.

The various phases of the operational risk management and control model are the following:

•	Identify the inherent risk in all the Group’s activities, products, processes and systems.
•	Define the target profile for the risk, specifying the strategies by unit and time frame, by establishing the OR appetite and OR tolerance for the annual losses estimation and monitoring thereof.
•	Measure and assess operational risk objectively, continuously and consistently with regulatory and sector standards.
•	Continuously monitor operational risk exposure, and implement control procedures and improve the internal control environment.
•	Establish mitigation measures that eliminate or minimize the risk.
•	Develop regular reports on operational risk exposure and its level of control for senior management and the Group’s areas and units, and inform the market and regulatory bodies.
•	Define and implement the methodology needed to calculate internal capital in terms of expected and unexpected loss.

The following are needed for each of the aforementioned processes:

•	Define and implement systems that enable operational risk exposure to be monitored and controlled, taking advantage of existing technology and achieving the maximum automation of applications.
•	Define and document policies for managing and controlling operational risk, and implement management tools for this risk in accordance with regulations and best practices.
•	Define common tools, taxonomies and metrics for the entire Organization.

Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools have been defined by the Group to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of the area or unit through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of potential losses associated with operational risk events. Qualitative analysis seek to assess aspects (coverage, exposure) linked to the risk profile, enabling the existing control environment to be captured.

Implementation of the model and initiatives

Almost all the Group’s units are now incorporated into the model with a high degree of homogeneity.

The Group completed its transformation to an advanced operational risk management (AORM) approach in 2017. The program has a twofold objective: on one hand, to consolidate the current operational risk model, and, on the other, to adopt the best market practices and to use monitoring of an integrated and consolidated operational risk profile to direct the business strategy and tactical decisions in a proactive way.

Operational risk information system

The Group’s corporate information system, called Heracles, supports operational risk management tools, providing information for reporting functions and needs at both local/corporate levels. The objective of Heracles is to improve decision making for OR management throughout the Organization.

This objective will be achieved by ensuring that those responsible for risks in every part of the Organization have a comprehensive vision of the risk, and the supporting information they need, when they need it. This comprehensive and timely vision of risk is facilitated by the integration of various programs, such as assessment or risks and controls, scenarios, events and metrics, using a common taxonomy and methodological standards. This integration provides a more accurate risk profile and significantly improves efficiency by cutting out redundant and duplicated effort.

Cyber-security and data security plans:

Throughout 2017, Santander continued paying full attention to cyber-security risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventative measures to be prepared for any attack of this kind.

A new organizational structure has been specified and Group governance for management and control of this risk has been reinforced. Specific committees have been set up and cyber-security metrics have been included in the Group's risk appetite. These metrics have been monitored and reported in the geographies and at global level.

The Group’s intelligence and analysis function has also been reinforced, by contracting Bank threat monitoring services. In addition, progress is being made in mitigation activities related to the identification and access management in all geographies, with the backing of senior management.

Progress has also been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors.

Mitigation measures

The Group uses the model to monitor the mitigation measures for the main risk which have been identified through the internal OR management tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) and other external information sources (external events and industry reports).

Active mitigation management became even more important in 2017, with the participation of the first line of defense and the operational risk control function, through which specialist business and support functions exercise additional control. Furthermore, the Group continued to move forward with pre-emptive implementation of operational risk management and control policies and procedures.

Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of the Bank's entities continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimize the possible damage from an interruption to normal business operations on people, and adverse financial and business impacts for the Group.
•	Reduce the operational effects of a disaster, providing predefined and flexible guidelines and procedures to be used to re-launch and recover processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.
•	Protect the public image of, and confidence in, the Santander Group.
•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

During 2017, the Group continued to advance in implementing and continuously improving its business continuity management system. The Bank has reviewed the methods and approaches to reinforce governance of the review and approval of continuity strategies and plans, to ensure that this process is implemented at the appropriate level within the organization, to comply with new regulatory requirements and to cover emerging risks (such as cyber-risk).

g) Compliance and conduct risk

Scope, aim, definitions and objective

The compliance and conduct function fosters the adherence of Santander Group to the rules, supervisory requirements, principles and values of good conduct, by setting standards, and discussing, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

This function addresses all matters related to regulatory compliance, prevention of money laundering and terrorism financing, governance of products and consumer protection, and reputational risk.

Compliance and Conduct has cemented the progress made in the two previous years. In 2017, the function has taken a leap forward at the corporate level and in the various units of the Group, as part of the strategic compliance program now underway.

Under the current corporate configuration of the three lines of defense at Santander Group, Compliance and Conduct is an independent second-line control function under the CEO, reporting directly and regularly to the board of directors and its committees, through the GCCO (Group Chief Compliance Officer). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

The risk are defined as:

-	Conduct and compliance risk: risk arising from practices, processes or behaviors that are inappropriate or in breach of internal regulations, the law or the supervisor's requirements.
-

Reputational risk: risk of current or potential negative economic impact to the Bank due to damage to the perception of the Bank on the part of employees, customers, shareholders/investors and the wider community.

The Group’s objective is to minimize the probability that irregularities occur and that any irregularities that should occur are identified, assessed, reported and quickly resolved.

Other control functions (risks and audit) also take part in controlling these risks.

Compliance risk control and supervision

The first lines of defense have the primary responsibility for managing compliance and conduct risks, jointly with the business units, that directly originate such risks, and the compliance and conduct function. This is performed either directly or through assigning compliance and conduct activities or tasks.

The function is also responsible for setting up, fostering and ensuring that units begin to use the standardized frameworks, policies and standards applied throughout the Group. For this purpose, in 2017 a standard regulatory tree has been developed throughout the Group, as well as a process for its monitoring and systematic control.

The GCCO is responsible for reporting to Santander Group’s governance and management bodies, and must also advise and inform, as well as promote the development of the function. This is independently of the Risks function's other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

In 2017, the Bank has reinforced and evolved the new compliance and conduct model, especially at the Group's units. The Corporation has put in place the necessary components to ensure ongoing control and oversight by creating robust governance schemes, and systems for reporting and interacting with units in accordance with the parent/subsidiaries governance model operated by the Group.

Furthermore, Internal Audit - as part of the third line of defense functions - performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

In 2017, the Bank has reviewed, updated and streamlined corporate frameworks for the compliance and conduct function. These are first-level documents that regulate the function, with which the management bodies of the various units must comply.

•	General compliance framework.
•	Products and services marketing and consumer protection framework.
•	Anti-money laundering and anti-terrorist financing framework.

The General Code of Conduct enshrines the ethical principles and rules of conduct that govern the actions of all Santander Group’s employees. It is supplemented in certain matters by the rules found in other codes and their internal rules and regulations.

In addition, the General Code of Conduct sets out:

•	Compliance functions and responsibilities.
•	The rules governing the consequences of non-compliance with it.
•	A whistle-blowing channel for the submission and processing of reports of allegedly irregular conduct.

The Compliance and Conduct function, under the supervision of the Risk supervision, Regulation and Compliance Committee (RSRCC), is responsible for ensuring effective implementation and oversight of the General Code of Conduct, as the board is the owner of the Code and the corporate frameworks that implement it.

A highlight of 2017 was the development of a reputational risk model that captures the key elements for managing risk in this area. The model is being gradually implemented in the units.

This model identifies the main sources of reputational risk, establishing a preventive approach for its correct management, determines the functions involved in the management and control of this risk and its governance bodies.

Governance and the organizational model

In accordance with the mandate entrusted by the board to the Compliance and Conduct function, in 2017, great strides were made in the strategic compliance program. In the two previous years, the scope and objectives of the model were defined, and the initiative was implemented at the corporate level. In 2017, it was implemented at the Group's various units, so that by the end of 2018 the Bank will have achieved compliance and conduct function in line with the highest standards of the finance industry.

Governance

The following corporate committees - each of which has a corresponding local replica - are collegiate compliance and conduct governance bodies:

The Regulatory Compliance Committee is the collegiate body for regulatory compliance matters. It has the following key functions:

(i)	Controlling and overseeing regulatory compliance risk in the Group, as a second line of defense;
(ii)	Specifying the regulatory compliance risk control model throughout the Santander Group, based on common regulations applicable to several countries where the Group operates.
(iii)	Deciding on significant regulatory compliance issues that might pose a risk to the Group.
(iv)	Fixing the correct interpretation of the General Code of Conduct and specialized codes, and making proposals for improvement.

In 2017, the Regulatory Compliance Committee held four meetings.

The Corporate Commercialization Committee is the collegiate governance body for the approval of products and services. It has the following key functions:

(i)	Validating new products or services proposed by the parent company or by any subsidiary/Group unit, prior to their launch.
(ii)

Establishing the commercialization risk control model in the Group, including risk assessment indicators, and proposing the commercialization and consumer protection risk appetite to the Compliance Committee.

(iii)

Establishing interpretation criteria and approving the reference models to develop the corporate product and service marketing and consumer protection framework, and its rules, and to validate the local adaptations of those models.

(iv)

Assessing and deciding which significant marketing questions might pose a potential risk for the Group, depending on the authorities granted or the powers required to be exercised under legal obligations.

The Corporate Commercialization Committee met 12 times in 2017 and presented a total of 148 proposals of new products/services and models or other reference documents regarding commercialization, having validated all of them except one.

The Monitoring and Consumer Protection Committee is the Group’s collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues in all Group units. It has the following key functions:

(i)

Monitoring the marketing of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

(ii)	Monitoring the common claim measurement and reporting methodology, based on root-cause analysis, and the quality and sufficiency of the information obtained.
(iii)	Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection within the Group.
(iv)	Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in commercialization and consumer protection in a transversal way across the Group.

The Monitoring and Consumer Protection Committee met 23 times in 2017.

The Anti-money Laundering/ Anti-terrorism Financing Committee is the collegiate body in this field. It has the following key functions:

(i)	Controlling and overseeing the risk of anti-money laundering and anti-terrorism financing (AML/ATF) in the Group, as second line of defense
(ii)	Defining the AML/ATF risk control model in Santander Group.
(iii)	Creating reference models for the development of the AML/ATF frameworks and their regulations.
(iv)	Monitor projects for improvement and transformation plans for AML/ATF and, where appropriate, set in motion supporting or corrective measures.

During 2017, this committee met four times.

The Reputational Risk Steering Committee. This governance body was created in September 2016 to safeguard proper implementation of the reputational risk model.

The committee is chaired by the Group Chief Compliance Officer, whose main functions are:

-	Supporting implementation of the corporate reputational risk model.
-	Evaluating sources of reputational risk, and their criticality.
-	Defining action plans to prevent reputational risk.

-	Analyzing reputational risk events.
-	Specifying processes for escalation and reporting to senior management in matters of reputational risk.

The committee met four times in 2017.

The Corporate Compliance and Conduct Committee is the high-level collegiate body of the Compliance and Conduct function, bringing together the objectives of the committee's referred to above.

Its main functions are as follows:

(i)	Monitoring and assessing compliance and conduct risk which could impact Santander Group, as the second line of defense.
(ii)	Proposing updates and modifications to the general compliance framework and corporate function frameworks for ultimate approval by the board of directors.
(iii)	Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.
(iv)	Setting up and assessing corrective measures when risks of this kind are detected in the Group, either due to weaknesses in established management and control, or due to new risks appearing.
(v)	Monitoring new regulations which appear or those modified, and establishing their scope of application in the Group, and, if applicable, the adaptation or mitigation measures necessary.

The Corporate Compliance and Conduct Committee met nine times in 2017.

Regulatory compliance

Functions

The following functions are in place for adequate control and supervision of regulatory compliance risks:

•	Implement the Group's General Code of Conduct and other codes and rules developing the same. Advise on resolving doubts that arise from such implementation.
•	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.
•

Direct and coordinate investigations into non-compliance, being able to request support from Internal Audit and proposing the sanctions that might be applicable in each case to the Irregularities Committee.

•

Control and oversee compliance risk relating to: (i) employee-related events (Corporate Defense); (ii) regulations affecting the organization (General Data Protection Regulation – GDPR – and Foreign Account Tax Compliance Act –FATCA) ; (iii) compliance with specific regulations on international markets (Volcker Rule, EMIR, Dodd-Frank); (iv) publication of relevant Santander Group information; and (v) implementation of policies and rules to prevent market abuse.

•	Report significant Group information to the Comisión Nacional del Mercado de Valores, Spain's securities market regulator, and the regulators of other exchanges on which Santander is listed.
•	Oversee mandatory training activities on regulatory compliance.

Product governance and consumer protection

The products and consumer protection governance function defines the key elements needed for adequate management and control of commercialization and consumer protection risks, which are defined as risks arising from inadequate practices in customer relations, customer treatment, the products offered to customers and their suitability for each specific customer.

Anti-money laundering and anti-terrorism financing

One of Santander Group's strategic objectives is to maintain an advanced and efficient anti-money laundering and anti-terrorism financing systems, constantly adapted to international regulations, with the capacity to confront the development of new techniques by criminal organizations.

h) Reputational risk

In 2017, the Group made significant progress implementing the corporate reputational risk model, which is now embedded in the Corporation.

The specific characteristics of reputational risk are a vast number of sources that requires a unique approach and control model, separate from other risks. The reputational risk management requires for a global interaction with both first and second lines of defense functions and with management functions in relation to the stakeholders in order to ensure a consolidated supervision of the risk, efficiently supported on the current control frameworks. The aim is for reputational risk to be integrated into both business and support activities, and internal processes, thus allowing the risk control and oversight functions to integrate them in their activities.

The reputational risk model is accordingly based on a prominently preventive approach to risk management and control, and also on effective processes for identification and early warning management of events, and subsequent monitoring of events and detected risks.

i)Model risk

The Santander Group has far-reaching experience in the use of models to help make all kinds of decisions, and risk management decisions in particular.

A model is defined as a system, approach or quantitative methods which applies theories, techniques or statistical, economic, financial or mathematical hypotheses to convert input data into quantitative estimates. The models are simplified representations of real world relationships between observed characteristics, values and observed assumptions. By simplifying in this way, the Group can focus attention on the specific aspects which are considered to be most important to apply a certain model.

Use of models entails model risk, defined as the risk of loss arising from inaccurate predictions that prompt the Bank to take sub-optimal decisions, or misuse of a model.

According to this definition, the sources of Model Risk are as follows:

•	the model itself, due to the utilization of incorrect or incomplete data, or due to the modelling method used and its implementation in systems,
•	improper use of the model.

The materialization of model risk may prompt financial losses, inadequate commercial and strategic decision making or damages to the Group’s reputation.

Santander Group has been working towards the definition, management and control of model risk for several years. Since 2015, a specific area has been put aside to control this risk, within the Risk Division.

Model risk management and control functions are performed in the Corporation and in each of the Group's core entities. These functions are guided by the model risk management model, with principles, responsibilities and processes that are common across the Group. The model addresses organization, governance, model management and model validation, among other matters.

j)Strategic risk

For Santander, strategic risk counts with a strategic risk control and management model which is used as a reference for Group subsidiaries. This model includes the definition of the risk, the principles and key processes for management and control, as well as functional and governance aspects.

Strategic risk is the risk of loss or harm arising from strategic decisions or poor implementation of decisions affecting the long-term interests of the Group’s main stakeholders, or inability to adapt to changes in the environment.

The entity’s business model is a key factor for strategic risk. It has to be viable and sustainable, and capable of generating results in line with the Bank's objectives and over time.

k)Capital risk

Santander Group defines capital risk as the risk that the Entity does not have sufficient capital, in quantitative or qualitative terms, to fulfil its internal business objectives, regulatory requirements, or market expectations.

The capital risk function, in its capacity as second line of defense, controls and oversees the activities of the first line of defense chiefly by means of the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).
•	Ongoing supervision of the Group's capital measurement activities, including single operations with capital impact.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

In late 2017, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2018, at the consolidated level, Grupo Santander has to maintain a minimum capital ratio of 8.655% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.875% for the capital conservation buffer, 0.75% as a Global Systemically Important Entity and 0.03% as a Counter-cyclical buffer). Grupo Santander must also maintain a minimum Tier 1 phase-in capital ratio of 1.5%, and minimum total phase-in capital of 12.155%.

1.Regulatory capital

In 2017, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 10.84% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital (Millions of Euros)

	2017	2016
Subscribed capital	8,068	7,291
Share Premium account	51,053	44,912
Reserves	52,577	49,244
Treasury shares	(22)	(7)
Attributable profit	6,619	6,204
Approved dividend	(2,029)	(1,667)
Shareholders’ equity on public balance sheet	116,265	105,978
Valuation Adjustments	(21,777)	(15,039)
Non-controlling interests	12,344	11,761
Total Equity on public balance sheet	106,833	102,699
Goodwill and intangible assets	(28,537)	(28,405)
Eligible preference shares and preferred securities	7,635	6,469
Accrued dividend	(968)	(802)
Other adjustments (*)	(7,679)	(6,253)
Tier I (Phase-in)	77,283	73,709

(1)Fundamentally for non-computable non-controlling interests and deductions and prudential filters in compliance with CRR

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2017	2016
Capital coefficients
Level 1 ordinary eligible capital (millions of euros)	74,173	73,709
Level 1 additional eligible capital (millions of euros)	3,110	—
Level 2 eligible capital (millions of euros)	13,422	12,628
Risk-weighted assets (millions of euros)	605,064	588,088
Level 1 ordinary capital coefficient (CET 1)	12.26%	12.53%
Level 1 additional capital coefficient (AT1)	0.51%	—
Level 1 capital coefficient (TIER1)	12.77%	12.53%
Level 2 capital coefficient (TIER 2)	2.22%	2.15%
Total capital coefficient	14.99%	14.68%

Eligible capital (Millions of Euros)

Eligible capital	2017	2016
Common Equity Tier I	74,173	73,709
Capital	8,068	7,291
(-) Treasure shares and own shares financed	(22)	(10)
Share Premium	51,053	44,912
Reserves	52,241	49,234
Other retained earnings	(22,363)	(14,924)
Minority interests	7,991	8,018
Profit net of dividends	3,621	3,735
Deductions	(26,416)	(24,548)
Goodwill and intangible assets	(22,829)	(21,585)
Others	(3,586)	(2,963)
Additional Tier I	3,110	—
Eligible InstrumentsAT1	8,498	6,469
T1-excesses-subsidiaries	347	351
Residual value of dividends	(5,707)	(6,820)
Others	(27)	—
Tier II	13,422	12,628
Eligible Instruments T2	9,901	9,039
Gen. Funds and surplus loans loss prov. IRB	3,823	3,493
T2-excesses - subsidiaries	(275)	96
Others	(27)	—
Total eligible capital	90,706	86,337

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

The Group currently has supervisory authorization to use advanced approaches for calculating the regulatory capital requirements for credit risk of the parent bank and its main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile, Scandinavia (Sweden, Finland, Norway), France and the US. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe. During 2017, the Portugal IFIC portfolios were authorized, and we a awaiting completion of the supervisory validation process for the Chile institutions and sovereigns, Santander Consumer Germany mortgages and most of its revolving products and PSA UK retail, dealers and fleets.

With regard to operational risk, Grupo Santander currently applies the standard approach to calculating regulatory capital, as set out in the European Capital Directive. In February 2016, the European Central Bank authorized the use of the alternative standard approach to calculate capital requirements at consolidated level in Banco Santander Brasil.

As for the other risks expressly considered in Basel Pillar I, in market risk this year the Group received permission to use its internal model in the treasury trading activity in the UK, in addition to those already authorized in Spain, Chile, Portugal and Mexico.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of January 17, 2015, which was aimed at harmonizing calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

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

The European Commission’s proposals to modify CRR and CRD IV on November 23, 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Millions of Euros	31-12-2017	31-12-2016
Leverage
Level 1 Capital	77,283	73,709
Exposure	1,463,090	1,364,889
Leverage Ratio	5.28%	5.40%

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

55.   Other Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2017, 2016 and 2015

CONDENSED BALANCE SHEETS (Parent company only)	December 31, 2017	December 31, 2016	December 31, 2015
	(Millions of Euros)
Assets
Cash and due from banks	76,690	49,979	63,790
Of which:
To bank subsidiaries	20,818	11,442	10,471
Trading account assets	64,326	70,437	79,474
Investment securities	49,194	45,702	54,807
Of which:
To bank subsidiaries	6,474	8,326	12,191
To non-bank subsidiaries	3,729	3,662	2,978
Net Loans and leases	197,591	195,532	200,046
Of which:
To non-bank subsidiaries	33,113	35,085	36,204
Investment in affiliated companies	85,428	80,614	80,822
Of which:
To bank subsidiaries	65,567	63,210	68,681
To non-bank subsidiaries	19,861	17,404	12,141
Premises and equipment, net	1,929	1,834	1,781
Other assets	17,257	17,146	17,554
Total assets	492,415	461,244	498,274

Liabilities
Deposits	256,389	265,565	277,058
Of which:
To bank subsidiaries	20,391	19,179	18,365
To non-bank subsidiaries	13,115	40,082	43,954
Short-term debt	40,540	19,110	36,353
Long-term debt	53,023	34,499	41,248
Total debt	93,563	53,609	77,601
Of which:
To bank subsidiaries	1,138	-	770
To non-bank subsidiaries	2,966	14,062	17,310
Other liabilities	71,896	78,835	81,756
Total liabilities	421,848	398,009	436,415

Stockholders' equity
Capital stock	8,068	7,291	7,217
Retained earnings and other reserves	62,499	55,944	54,642
Total stockholders' equity	70,567	63,235	61,859

Total liabilities and Stockholders’ Equity	492,415	461,244	498,274

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2017, 2016 and 2015.

CONDENSED STATEMENTS OF INCOME (Parent company only)
	December 31, 2017	December 31, 2016	December 31, 2015
	(Millions of Euros)
Interest income
Interest from earning assets	5,733	6,023	6,948
Dividends from affiliated companies	3,320	3,459	3,235
Of which:
From bank subsidiaries	2,580	2,686	2,786
From non-bank subsidiaries	740	773	449
	9,053	9,482	10,183
Interest expense	(3,204)	(3,113)	(3,582)
Interest income / (Charges)	5,849	6,369	6,601
Provision for credit losses	(451)	(528)	(1,002)
Interest income / (Charges) after provision for credit losses	5,398	5,841	5,599
Non-interest income:	3,872	3,403	3,268
Non-interest expense:	(6,293)	(7,115)	(6,836)
Income before income taxes	2,977	2,129	2,031
Income tax expense	29	352	246
Net income	3,006	2,481	2,277

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2017, 2016 and 2015:

CONDENSED STATEMENTS OF
COMPREHENSIVE INCOME (Parent company only)	December 31, 2017	December 31, 2016	December 31, 2015
	(Millions of Euros)

NET INCOME	3,006	2,481	2,277
OTHER COMPREHENSIVE INCOME	(356)	364	(356)
Items that may be reclassified subsequently to profit or loss	(341)	439	(293)
Available-for-sale financial assets:	(625)	619	(416)
Revaluation gains/(losses)	(283)	830	34
Amounts transferred to income statement	(342)	(211)	(450)
Other reclassifications	-	-	-
Cash flow hedges:	(7)	4	(1)
Revaluation gains/(losses)	(7)	4	(1)
Amounts transferred to income statement	-	-	-
Amounts transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Hedges of net investments in foreign operations:	-	-	(1)
Revaluation gains/(losses)	-	-	(1)
Amounts transferred to income statement	-	-	-
Other reclassifications	-	-	-
Exchange differences:	-	-	-
Non-current assets held for sale:	-	-	-
Income tax	291	(184)	125
Items that will not be reclassified to profit or loss:	(15)	(75)	(63)
Actuarial gains/(losses) on pension plans	(23)	(106)	(90)
Income tax	8	31	27
TOTAL COMPREHENSIVE INCOME	2,650	2,845	1,921

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2017, 2016 and 2015.

CONDENSED CASH FLOW STATEMENTS
(Parent company only)	December 31, 2017	December 31, 2016	December 31, 2015
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	3,006	2,481	2,277
Adjustments to profit	1,824	1,245	3,081
Net increase/decrease in operating assets	(10,430)	36,393	(2,367)
Net increase/decrease in operating liabilities	21,915	(36,632)	(4,585)
Reimbursements/payments of income tax	(839)	151	(21)
Total net cash flows from operating activities (1)	15,476	3,638	(1,615)

2. Cash flows from investing activities
Investments (-)	(8,818)	(4,419)	(2,149)
Divestments (+)	4,995	7,249	1,696
Total net cash flows from investment activities (2)	(3,823)	2,830	(453)

3. Cash flows from financing activities
Issuance of own equity instruments	7,072	-	7,500
Disposal of own equity instruments	1,004	957	2,240
Acquisition of own equity instruments	(972)	(943)	(2,224)
Issuance of debt securities	2,894	2,346	2,849
Redemption of debt securities	(764)	(5,333)	(935)
Dividends paid	(2,665)	(2,308)	(1,498)
Issuance/Redemption of equity instruments	-	-	-
Other collections/payments related to financing activities	532	-	(72)
Total net cash flows from financing activities (3)	7,101	(5,281)	7,860

4. Effect of exchange rate changes on cash and cash equivalents (4)	(655)	289	(496)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	18,099	1,476	5,296
Cash and cash equivalents at beginning of period	15,635	14,159	8,863
Cash and cash equivalents at end of period	33,734	15,635	14,159

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2017, 2016 and 2015:

	2017	2016	2015
		(Millions of Euros)
Preference shares	404	413	449
Preferred securities	8,369	6,916	6,749
Total at period-end	8,773	7,329	7,198

Both preference shares and preferred securities are subordinated liabilities recorded under the “Financial liabilities at amortized cost – Marketable debt securities” caption in the consolidated balance sheet as of December 31, 2017, 2016 and 2015. Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. At December 31, 2017, the following issues were convertible into Bank shares:

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

Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc, Santander Holdings USA, Inc. and Santander Bank, National Association.

Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Santander UK Group, Banco Santander, (Brasil), S.A., and Banco Popular.

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

	Outstanding at December 31, 2017
		Amount in
Preference Shares		currency		Redemption
Issuer/Date of issue	Currency	(million)	Interest rate	Option (1)
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222% (2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.30%	May 15, 2011

	Outstanding at December 31, 2017
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
Banco Santander, S.A., March 2014	Euro	1,500.0	6.25% (3)	Perpetuity
Banco Santander, S.A., May 2014	US Dollar	1,500.0	6.375% (4)	Perpetuity
Banco Santander, S.A., September 2014	Euro	1,500.0	6.250% (5)	Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	US Dollar	18.2	2.0%	Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	US Dollar	25.0	2.0%	Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	Euro	306.9	2.0%	Perpetuity
Santander Finance Capital, S.A. (Unipersonal), March 2009	Euro	153.4	2.0%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), October 2004	Euro	155.0	5.75%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.01%	Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009	US Dollar	979.7	2.0%	Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009	Euro	8.6	2.0%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	39.5	7.04%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Abbey National Plc, June 2015	Pounds Sterling	650.0	7.38%	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	129.6	7.38%	October 29, 2049

Banco Popular
Pastor FRN, June 2004	Euro	11.5	2.07%	Perpetuity

(1)	From this date the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)

That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222% per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13% per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

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

(*)   Listed in the U.S.

Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	SECURITIZATION
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	68.80%	27.54%	96.34%	68.80%	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Aliseda Participaciones Inmobiliarias, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Aliseda Real Estate, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Aliseda, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Aljarafe Golf, S.A. (b)	Spain	0.00%	89.41%	89.41%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andara Retail, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E—COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E—COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES
Arcaz - Sociedade Imobiliária Portuguesa, Lda.	Portugal	0.00%	99.90%	100.00%	100.00%	REAL ESTATE
Arco Organización, S.L.	Spain	0.00%	59.40%	59.40%	—	HOTEL ACTIVITIES
Argenline, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE
Atlantes Azor No. 1	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Azor No. 2	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 2	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 4	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 5	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No. 7	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No.1 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Atlantes Mortgage No.1 plc	Ireland	—	(a)	—	—	SECURITIZATION
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	REAL ESTATE
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.67%	100.00%	100.00%	FINANCE SERVICES
Auto ABS 2012-3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	SECURITIZATION
Auto ABS French Lease Master Compartiment 2016	France	—	(a)	—	—	SECURITIZATION
Auto ABS French Loans Master	France	—	(a)	—	—	SECURITIZATION
Auto ABS French LT Leases Master	France	—	(a)	—	—	SECURITIZATION
Auto ABS German Loans Master	France	—	(a)	—	—	SECURITIZATION
Auto ABS Italian Loans Master S.R.L.	Italy	—	(a)	—	—	SECURITIZATION
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	—	(a)	—	—	SECURITIZATION
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	—	(a)	—	—	SECURITIZATION
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Auto ABS UK Loans 2017 Plc	United Kingdom	—	(a)	—	—	SECURITIZATION
Auto ABS UK Loans Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Auto ABS UK Loans PLC	United Kingdom	—	(a)	—	—	SECURITIZATION
Auto ABS2 FCT Compartiment 2013-A (b)	France	—	(a)	—	—	SECURITIZATION
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.36%	100.00%	100.00%	IT SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING
Aviación Intercontinental, A.I.E.	Spain	65.00%	35.00%	100.00%	65.00%	RENTING

1

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	—	AIR TRANSPORT
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Regional Cántabra, A.I.E. (b)	Spain	73.58%	0.00%	73.58%	73.58%	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Suances, S.L.	Spain	99.99%	0.01%	100.00%	—	AIR TRANSPORT
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	FINANCE
Banca PSA Italia S.p.a.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING
Banco Bandepe S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. en liquidación voluntaria (b)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.80%	60.00%	60.00%	BANKING
Banco Pastor, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	BANKING
Banco Popular Español, S.A.	Spain	0.00%	100.00%	100.00%	—	BANKING
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.84%	50.00%	50.00%	FINANCE
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	100.00%	100.00%	—	CREDIT INSTITUTION
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.91%	75.77%	90.24%	90.00%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.06%	99.99%	99.99%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	75.19%	100.00%	100.00%	HOLDING COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE
Banco Santander (Panamá), S.A. (b)	Panama	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.20%	99.20%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.85%	99.96%	99.95%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING
Banif International Bank, Ltd (b)	Bahamas	0.00%	99.85%	100.00%	100.00%	BANKING
Bank Zachodni WBK S.A.	Poland	0.00%	69.34%	69.34%	69.41%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	PROPERTY
Bansalud, S.L. (b)	Spain	72.34%	12.00%	84.34%	84.34%	IT SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	CARDS
BCLF 2013-1 B.V.	Holland	—	(a)	—	—	SECURITIZATION
Besaya ECA Designated Activity Company	Ireland	—	(a)	—	—	FINANCE
Bilkreditt 3 Designated Activity Company (b)	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 4 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 5 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 6 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 7 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Bodegas Señorío de Nevada, S.L.	Spain	0.00%	62.80%	62.80%	—	FOOD INDUSTRY
Bonsucesso Tecnología LTDA.	Brazil	0.00%	53.80%	100.00%	100.00%	IT SERVICES
BPE Financiaciones, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE
BPE Representaçoes y Participaçoes, Ltda.	Brazil	0.00%	100.00%	100.00%	—	FINANCE
BPP Asesores S.A.	Argentina	0.00%	100.00%	100.00%	—	FINANCE
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.80%	100.00%	100.00%	FINANCE
BRL V - Fundo de Investimento Imobiliário - FII	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE
BZ WBK F24 S.A.	Poland	0.00%	69.34%	100.00%	99.99%	FINANCE
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	FINANCE SERVICES
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	FINANCE SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	BROKERAGE
BZ WBK Leasing S.A.	Poland	0.00%	69.34%	100.00%	100.00%	LEASING
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	34.67%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cantera de Albanilla, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.04%	99.97%	99.97%	BROKERAGE
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd's Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
CCAP Auto Lease Ltd.	United States	0.00%	68.12%	100.00%	100.00%	LEASING
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.06%	100.00%	100.00%	CHARITABLE ENTITY
Cercebelo Assets, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRCRAFT RENTING
Chrysler Capital Auto Funding I LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE

2

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Chrysler Capital Auto Funding II LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Chrysler Capital Auto Receivables LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Chrysler Capital Auto Receivables Trust 2016-A	United States	—	(a)	—	—	SECURITIZATION
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Chrysler Capital Master Auto Receivables Funding 3 LLC	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Club Zaudin Golf, S.A. (b)	Spain	0.00%	85.07%	95.15%	95.15%	SERVICES
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE
Consulteam Consultores de Gestão, Lda.	Portugal	0.00%	100.00%	100.00%	—	PROPERTY
Consumer Lending Receivables LLC	United States	0.00%	68.12%	100.00%	100.00%	SECURITIZATION
Corporación Financiera ISSOS, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Crawfall S.A. (b)	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES
Dansk Auto Finansiering 1 Designated Activity Company (b)	Ireland	—	(a)	—	—	SECURITIZATION
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCE
Desarrollo de Infraestructuras de Castilla, S.A. Unipersonal	Spain	0.00%	71.40%	100.00%	100.00%	WATER SUPPLY
Digital Procurement Holdings N.V.	Holland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L. en liquidación (b)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2015-A	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2015-B	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2015-C	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2015-D	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2016-A	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2016-B	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2016-C	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2017-1	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2017-2	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2017-3	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2017-A	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2017-B	United States	—	(a)	—	—	SECURITIZATION
Drive Auto Receivables Trust 2018-1	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY
Eagle Hispania, S.L.	Spain	0.00%	100.00%	100.00%	—	FINANCE
Edificaciones Nimec, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
Elbrus Properties, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.06%	100.00%	100.00%	SERVICES
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	REAL ESTATE
Eurobanco S.A. en liquidación (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	INACTIVE
Eurovida – Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.98%	100.00%	—	INSURANCE
Evidence Previdência S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	HOLDING COMPANY
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fib Realty Corporation	United States	0.00%	100.00%	100.00%	—	NO ACTIVITY
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	FINANCE
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE
Finespa, S.A.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A. Unipersonal (f)	Spain	0.00%	0.00%	0.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización PYMES Santander 12	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización RMBS Santander 4	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización RMBS Santander 5	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Consumo 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE
Fórum de Negocios de Granada, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Fórum de Negocios de Motril, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Fórum de Negocios del Sur, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION

3

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Fuencarral Agrupanorte, S.L. Unipersonal	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado	Brazil	—	(a)	—	—	INVESTMENT FUND
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	—	(a)	—	—	INVESTMENT FUND
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	SECURITIZATION
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
General de Terrenos y Edificios Servicios Integrales, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
General de Terrenos y Edificios, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES
Gestión de Activos Castellana 40, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Investimentos Ipanema S.A.	Brazil	0.00%	62.77%	100.00%	—	FUND MANAGEMENT COMPANY
Gestora de Procesos S.A. en liquidación (b)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Europea de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	—	SERVICES
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	27.54%	96.34%	68.80%	SECURITIES AND REAL ESTATE MANAGEMENT
Gestora Popular, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.36%	88.50%	88.50%	PAYMENT SERVICES
Gieldokracja Spólka z o.o.	Poland	0.00%	69.34%	100.00%	100.00%	SERVICES
Girobank Investments Ltd (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Global Carihuela Patrimonio No Estratégico, S.L. Unipersonal	Spain	0.00%	71.40%	100.00%	100.00%	PROPERTY
Gold Leaf Title Company	United States	0.00%	100.00%	100.00%	—	FINANCE
Golden Bar (Securitization) S.r.l.	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2014-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2015-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2016-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Whole Loan Note VFN 2013-1	Italy	—	(a)	—	—	SECURITIZATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	74.97%	0.10%	75.10%	75.09%	HOLDING COMPANY
Grupo La Toja Hoteles, S.L.	Spain	0.00%	90.00%	90.00%	—	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	United States	0.00%	81.90%	81.90%	81.90%	HOLDING COMPANY
GTS El Centro Project Holdings, LLC	United States	0.00%	81.90%	100.00%	100.00%	HOLDING COMPANY
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Habitatrix, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY
Hercepopular, S.L.	Spain	0.00%	51.00%	51.00%	—	PROPERTY
Hipototta No. 1 plc (b)	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Holneth B.V.	Holland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-COMMERCE
IM Banco Popular MBS 2 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
IM Grupo Banco Popular Consumo 1 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
IM Grupo Banco Popular Empresas 7 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
IM Grupo Banco Popular Leasing 3 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
IM Grupo Banco Popular MBS 3 Fondo de Titulización de Activos	Spain	0.00%	100.00%	100.00%	—	SECURITIZATION
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	71.45%	100.00%	100.00%	PROPERTY
Inmobiliaria Viagracia, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.36%	100.00%	100.00%	IT SERVICES
Interfinance Holanda B.V.	Holland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Intermediacion y Servicios Tecnológicos, S.A.	Spain	0.00%	100.00%	100.00%	—	SERVICES
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Casado del Alisal, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Inversiones Inmobiliarias Alprosa, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Canvives, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Cedaceros, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Elencia, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Gercebio, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Inagua, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Jeráguilas, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Linara, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Popsol, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Tamadaba, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Tamdab, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Inmobiliarias Valabia, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE
Ipanema Empreendimentos e Participações S.A.	Brazil	0.00%	62.77%	70.00%	—	COLLECTION SERVICES
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	FINANCE SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT SERVICES

4

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Isla de los Buques, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE
La Toja, S.A.	Spain	0.00%	86.22%	86.22%	—	HOTEL
La Unión Resinera Española, S.A. en liquidación (b)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012-1) PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL AND LIVESTOCK
Las Albaryzas de Otura, S.L.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Limatesa Gestión de Servicios Integrales, S.L.	Spain	0.00%	100.00%	100.00%	—	FINANCE
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING
Luri 1, S.A. (d)	Spain	31.00%	0.00%	31.00%	31.00%	PROPERTY
Luri 2, S.A. (b) (d)	Spain	30.00%	0.00%	30.00%	30.00%	PROPERTY
Luri 4, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Luri 6, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	MORTGAGE
Manberor, S.A.	Spain	0.00%	100.00%	100.00%	—	PROPERTY
Marina Golf, S.L.	Spain	0.00%	100.00%	100.00%	—	SPORTS EXPLOITATION
Master Red Europa, S.L.	Spain	68.80%	27.54%	96.34%	68.80%	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	PROPERTY
Meglahe, S.A.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY
Metrovacesa Promoción y Arrendamiento, S.A.	Spain	0.00%	71.40%	99.93%	70.27%	REAL ESTATE DEVELOPMENT
Metrovacesa, S.A.	Spain	35.90%	35.55%	71.45%	70.27%	REAL ESTATE DEVELOPMENT
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	—	SERVICES
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	—	FINANCE SERVICES
Motor 2012 Holdings Limited (b)	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2012 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2014-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2014-1 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2015-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2015-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2016-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2016-1M Ltd	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2017-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	—	SECURITIZATION
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	—	LEASING
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	LEASING
Newcomar, S.L. en liquidación (b)	Spain	40.00%	40.00%	80.00%	80.00%	REAL ESTATE
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	79.40%	79.51%	79.08%	INVESTMENT FUND
Nuberos Retail 1, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	—	SERVICES
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.14%	51.62%	51.62%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado)	Bahamas	0.00%	55.62%	56.10%	56.10%	FUND MANAGEMENT COMPANY
Pandantan, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Pastor Privada Investment 1, S.L.	Spain	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Pastor Privada Investment 2, S.L.	Spain	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Pastor Privada Investment 3, S.L.	Spain	0.00%	50.00%	50.00%	—	HOLDING COMPANY
Pastor Vida, S.A. de Seguros y Reaseguros	Spain	0.00%	100.00%	100.00%	—	INSURANCE
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Platja Amplaries, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Popular Banca Privada, S.A.	Spain	0.00%	100.00%	100.00%	—	BANKING
Popular Bolsa S.V., S.A.	Spain	0.00%	100.00%	100.00%	—	BROKERAGE
Popular Capital, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE
Popular Consumer Finance, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE
Popular de Mediación, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	INSURANCE BROKERAGE
Popular de Participaciones Financieras, S.A.	Spain	0.00%	100.00%	100.00%	—	VENTURE CAPITAL
Popular de Renting, S.A.	Spain	0.00%	100.00%	100.00%	—	RENTING
Popular Gestão de Activos, S.A.	Portugal	0.00%	100.00%	100.00%	—	MANAGEMENT OF FUNDS AND PORTFOLIOS
Popular Gestión Privada S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	—	MANAGEMENT OF FUNDS AND PORTFOLIOS
Popular Operaciones, S.A.	Spain	0.00%	100.00%	100.00%	—	FINANCE
Popular Seguros, S.A.	Portugal	0.00%	84.07%	84.07%	—	INSURANCE
Popularcompras, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	—	INTERNET
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET
5

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Portal Universia, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	INTERNET
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE ADVISORY
Prime Auto Issuance Notes Trust 2017-C	United States	—	(a)	—	—	SECURITIZATION
Primestar Servicing, S.A.	Portugal	0.00%	79.88%	80.00%	—	REAL ESTATE
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A. (b)	Spain	50.00%	50.00%	100.00%	100.00%	ADVERTISING
Promoción Social de Viviendas, S.A.	Spain	0.00%	91.84%	91.84%	—	PROPERTY
Promociones Vallebramen, S.L.	Spain	0.00%	71.45%	100.00%	100.00%	PROPERTY
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.80%	100.00%	100.00%	FINANCE
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	FINANCE
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.80%	50.00%	50.00%	FINANCE
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	FINANCE
PSA Financial Services Nederland B.V.	Holland	0.00%	50.00%	50.00%	50.00%	FINANCE
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Read Leaf Holding	United States	0.00%	100.00%	100.00%	—	REAL ESTATE
Recovery Team, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	—	FINANCE
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING
Roc Shipping One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Rojo Entretenimento S.A.	Brazil	0.00%	84.83%	94.60%	—	SERVICES
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	50.50%	HOLDING COMPANY
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	100.00%	100.00%	50.00%	MANAGER
SAM Investment Holdings Limited (e)	Jersey	0.00%	100.00%	100.00%	50.00%	HOLDING COMPANY
SAM UK Investment Holdings Limited	United Kingdom	81.08%	18.92%	100.00%	100.00%	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Agente de Valores Limitada	Chile	0.00%	67.44%	100.00%	100.00%	BROKERAGE
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	97.95%	0.58%	98.54%	73.41%	REAL ESTATE INVESTMENT
Santander Ahorro Inmobiliario 2, S.I.I., S.A.	Spain	99.13%	0.78%	99.91%	95.22%	REAL ESTATE INVESTMENT
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	49.99%	FUND MANAGEMENT COMPANY
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	50.00%	HOLDING COMPANY
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	50.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	50.00%	MANAGER
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.67%	100.00%	100.00%	SERVICES
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	50.50%	MANAGER
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	50.00%	REAL ESTATE INVESTMENT
Santander Brasil, EFC, S.A.	Spain	0.00%	89.67%	100.00%	100.00%	FINANCE
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	TRADE
Santander Capitalização S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	INSURANCE
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.83%	HOLDING COMPANY
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVICE
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer ABS Funding 3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2011-A LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B5 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-B1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-B2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-B3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-L1 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-L2 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-L3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2016-L4 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2017-L1 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Santander Consumer Auto Receivables Funding 2017-L2 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2017-L3 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2017-L4 LLC	United States	0.00%	68.12%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	81.61%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	Holland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	—	IT SERVICES
Santander Consumer Finance Media S.r.l. - in liquidazione (b)	Italy	0.00%	65.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	BANKING
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	81.61%	100.00%	100.00%	SERVICES
Santander Consumer Funding 5 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	68.12%	100.00%	100.00%	SERVICES
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE MEDIATIONS
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.61%	100.00%	100.00%	LEASING
Santander Consumer Receivables 10 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 11 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 12 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 3 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 7 LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Receivables Funding LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer USA Holdings Inc.	United States	0.00%	68.12%	68.12%	58.79%	HOLDING COMPANY
Santander Consumer USA Inc.	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander Mexico	Mexico	0.00%	75.06%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	BROKERAGE
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	BROKERAGE
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	HOLDING COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Santander Drive Auto Receivables Trust 2013-3	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-4	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-5	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-A	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-1	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-2	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-3	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-4	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-5	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-1	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-2	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-3	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-4	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-5	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-S5	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-S6	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2015-S7	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2016-1	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2016-2	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2016-3	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2017-1	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2017-2	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2017-3	United States	—	(a)	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2018-1	United States	0.00%	68.12%	100.00%	—	NO ACTIVITY
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	56.76%	VENTURE CAPITAL
Santander Envíos, S.A. (b)	Spain	100.00%	0.00%	100.00%	100.00%	MONEY TRANSFERS SERVICES
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander España Merchant Services, Entidad de Pago, S.L.	Spain	100.00%	0.00%	100.00%	49.00%	PAYMENT SERVICES
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING
Santander FI Hedge Strategies	Ireland	0.00%	89.67%	100.00%	100.00%	INVESTMENT COMPANY
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Finance Arrendamento Mercantil S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	LEASING
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	SECURITIZATION
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Renda Fixa Capitalization	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	82.76%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander GBM Secured Financing Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	FINANCE SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS ACTIVITY
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.06%	100.00%	—	FINANCE
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, Sociedad de Valores, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	BROKERAGE
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.67%	99.99%	99.99%	LEASING
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE MEDIATION
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Operaciones, S.L.	Spain	100.00%	0.00%	100.00%	—	SERVICES
Santander Paraty Qif PLC	Ireland	0.00%	89.67%	100.00%	100.00%	INVESTMENT FUND
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	50.00%	PENSION FUND MANAGEMENT COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Prime Auto Issuance Notes Trust 2017-A	United States	—	(a)	—	—	SECURITIZATION
Santander Prime Auto Issuance Notes Trust 2017-B	United States	—	(a)	—	—	SECURITIZATION
Santander Prime Auto Issuance Notes Trust 2017-C	United States	—	(a)	—	—	SECURITIZATION
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking s.p.a. in Liquidazione (b)	Italy	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Retail Auto Lease Funding LLC	United States	0.00%	68.12%	100.00%	—	SECURITIZATION
Santander Retail Auto Lease Trust 2017-A	United States	—	(a)	—	—	SECURITIZATION
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	BROKERAGE
Santander RSPE 11 LLC	United States	0.00%	68.12%	100.00%	100.00%	NO ACTIVITY
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	BROKERAGE
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	—	FINANCE
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.06%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE SERVICES
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	PRECIOUS METAL COMMERCE
Santander Tecnología y Operaciones A.E.I.E. (b)	Spain	—	(a)	—	—	SERVICES
Santander Tecnología, S.L.	Spain	100.00%	0.00%	100.00%	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.90%	HOLDING COMPANY
Santander Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander UK Foundation Limited	United Kingdom	—	(a)	—	—	CHARITY SERVICES
Santander UK Group Holdings plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	COMPUTER SERVICES
Santander Vivienda, S.A. de C.V., S.O.F.O.M.,E.R., Grupo Financiero Santander México	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	(a)	—	—	SECURITIZATION
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda. (b)	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2013-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2014-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	—	(a)	—	—	SECURITIZATION
SC Poland Consumer 16-1 Sp. z o.o.	Poland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinta Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinto I Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinto II Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	—	REAL ESTATE MANAGEMENT
SCF Rahoituspalvelut 2013 Designated Activity Company (b)	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut I Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut II Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
SCFI Ajoneuvohallinto Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCFI Rahoituspalvelut Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Secucor Finance 2013-I Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	FINANCE
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Silk Finance No. 4	Portugal	—	(a)	—	—	SECURITIZATION
Sistema 4B, S.L. (consolidado)	Spain	68.80%	27.54%	96.34%	68.80%	CARDS
Sobrinos de José Pastor Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE
Sol Orchard Imperial 1 LLC	United States	0.00%	81.90%	100.00%	100.00%	ELECTRICITY PRODUCTION
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCE SERVICES
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	NO ACTIVITY
Sovereign Spirit Limited (e)	Bermuda	0.00%	100.00%	100.00%	100.00%	LEASING
SPAIN Revolving Funding LLC	United States	0.00%	68.12%	100.00%	100.00%	FINANCE
Sterrebeeck B.V.	Holland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	PAYMENT SERVICES
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
Svensk Autofinans WH 1 Designated Activity Company	Ireland	—	(a)	—	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Taler Real Estate, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
The National & Provincial Building Society Pension Fund Trustees Limited (b)	United Kingdom	—	(a)	—	—	ASSET MANAGEMENT
Tiffany Investments, S.L.	Spain	0.00%	100.00%	100.00%	—	FINANCE
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	50.00%	FUND MANAGEMENT COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.36%	100.00%	100.00%	MARKETING
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Total Sunset Inc.	United States	0.00%	100.00%	100.00%	—	NO ACTIVITY
TotalBank	United States	0.00%	100.00%	100.00%	—	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.85%	100.00%	100.00%	FINANCE
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.85%	100.00%	100.00%	REAL ESTATE
Trade Maps 3 Hong Kong Limited	Hong Kong	—	(a)	—	—	SECURITIZATION
Trade Maps 3 Ireland Limited	Ireland	—	(a)	—	—	SECURITIZATION
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	RENTING
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	LEASING
Trentis Retail, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	86.72%	86.72%	86.60%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the
		bank		% of voting power (c)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	96.51%	INTERNET
Universia Puerto Rico, Inc. (b)	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET
Urbanizadora Española, S.A.	Spain	0.00%	97.74%	97.74%	—	REAL ESTATE
Vailen Management, S.L.	Spain	0.00%	71.40%	100.00%	100.00%	REAL ESTATE
Velázquez, 34, S.A.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
Vilamar Gestion, S.L.	Spain	0.00%	100.00%	100.00%	—	REAL ESTATE
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO ASSETMANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wave SME Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Wave SME Technology Limited	United Kingdom	0.00%	100.00%	100.00%	—	TECHNOLOGY SERVICES
Wave SME UK Limited	United Kingdom	0.00%	100.00%	100.00%	—	FINANCE
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Webcasas, S.A.	Brazil	0.00%	89.67%	100.00%	100.00%	INTERNET
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	NO ACTIVITY
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING

(a)	companies over which effective control is exercised.
(b)	company in liquidation at December 31, 2017.
(c)

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

(d)	see note 2.b.ii and 2.b.iii
(e)	company resident in the UK for tax purposes.
(f)	company merged in the absence of registration.
(1)	companies issuing shares and preference shares are listed in annex III, together with other relevant information.

Appendix II

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities

		% of ownership held by the
		bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company
3E1 Sp. z o.o	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	NO ACTIVITY	—
Aguas de Fuensanta, S.A. (a)	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated
Alawwal Bank (consolidado)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—
Aliseda Servicios de Gestión Inmobiliaria, S.L.	Spain	0.00%	49.00%	49.00%	—	REAL ESTATE	—
Allianz Popular, S.L. (Consolidado)	Spain	0.00%	40.00%	40.00%	—	INSURANCE	—
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.26%	5.26%	5.26%	BANKING	—
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	—
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	6.93%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.93%	10.00%	10.00%	INSURANCE	—
Banco RCI Brasil S.A.	Brazil	0.00%	35.77%	39.89%	39.89%	LEASING	Jointly controlled
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCIAL	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.48%	0.00%	6.48%	6.48%	BANKING	—
Benim - Sociedade Imobiliária, S.A. (consolidado)	Portugal	0.00%	25.77%	25.81%	25.81%	REAL ESTATE	Associated
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.98%	49.00%	49.00%	INSURANCE	Associated
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	33.98%	49.00%	49.00%	INSURANCE	Associated
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	MANAGER OF VENTURE CAPITAL	Associated
Carnes Estellés, S.A. (a)	Spain	21.41%	0.00%	21.41%	21.41%	FOOD INDUSTRY	Associated
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	REAL ESTATE SERVICES	Jointly controlled
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	39.74%	COLLECTION SERVICES	Jointly controlled
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.23%	FINANCIAL SERVICES	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	20.53%	0.55%	21.08%	21.08%	CREDIT INSURANCE	—
Compañía Española de Viviendas en Alquiler, S.A.	Spain	0.00%	24.07%	24.07%	—	PROPERTY	—
Condesa Tubos, S.L.	Spain	30.61%	0.00%	30.61%	30.61%	SERVICES	—
Corridor Texas Holdings LLC (consolidado)	United States	0.00%	32.61%	32.61%	32.61%	HOLDING COMPANY	—
Eko Energy Sp. z o.o	Poland	0.00%	13.13%	22.00%	22.00%	ELECTRICITY PRODUCTION	—
Euro Automatic Cash Entidad de Pago, S.L.	Spain	0.00%	50.00%	50.00%	—	PAYMENT SERVICES	—
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (a)	Portugal	0.00%	36.57%	36.62%	36.62%	PROPERTY	—
Farma Wiatrowa Jablowo Sp. z o.o	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled
Federal Home Loan Bank of Pittsburgh	United States	0.00%	6.33%	6.33%	8.66%	BANKING	—
Federal Reserve Bank of Boston	United States	0.00%	30.44%	30.44%	30.44%	BANKING	—
FIDC RCI Brasil I – Financiamento de Veículos	Brazil	—	(d)	—	—	SECURITIZATION	Jointly controlled
FIDC RN Brasil – Financiamento de Veículos	Brazil	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización RMBS Prado V	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos RMBS Prado I	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización de Activos UCI 18	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización RMBS Prado II	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización RMBS Prado III	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fondo de Titulización RMBS Prado IV	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCIAL	Jointly controlled
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	PROPERTY	Associated
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	49.78%	ELECTRICITY PRODUCTION	Jointly controlled
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.93%	20.00%	—	COLLECTION SERVICES	Jointly controlled
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Grupo Alimentario de Exclusivas, S.A. (a)	Spain	40.53%	0.00%	40.53%	40.53%	FOOD INDUSTRY	Associated
Grupo Financiero Ve Por Más, S.A. de C.V. (consolidado)	Mexico	0.00%	24.99%	24.99%	—	FINANCIAL SERVICES	—
HCUK Auto Funding 2015 Ltd	United Kingdom	—	(d)	—	—	SECURITIZATION	Jointly controlled
HCUK Auto Funding 2016-1 Ltd	United Kingdom	—	(d)	—	—	SECURITIZATION	Jointly controlled
HCUK Auto Funding 2017-1 Ltd	United Kingdom	—	(d)	—	—	SECURITIZATION	Jointly controlled
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(d)	—	—	SECURITIZATION	Jointly controlled
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE	Jointly controlled
Iberalbión, A.I.E.	Spain	0.00%	49.00%	49.00%	—	SERVICES	—
IM Tarjetas 1 Fondo de Titulización de Activos	Spain	0.00%	49.00%	49.00%	—	SECURITIZATION	—
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	HOLDING COMPANY	—
1

		% of ownership held by the
		bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company
Inbond Inversiones 2014, S.L.	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Jointly controlled
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	IT SYSTEM	Jointly controlled
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	—	PROPERTY	—
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	—	PROPERTY	—
Inversiones en Resorts Mediterráneos, S.L. (a)	Spain	0.00%	43.28%	43.28%	—	PROPERTY	—
Inversiones Ibersuizas, S.A.	Spain	8.00%	17.42%	25.42%	—	VENTURE CAPITAL	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Invico S.A.	Poland	0.00%	14.62%	21.09%	21.09%	TRADE	—
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—
J.C. Flowers II-A L.P.	Canada	0.00%	69.40%	4.43%	4.43%	HOLDING COMPANY	—
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—
JCF II-A AIV K L.P.	Canada	0.00%	69.52%	0.00%	0.00%	HOLDING COMPANY	—
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter III L.P. (e)	Canada	0.00%	96.45%	4.99%	—	HOLDING COMPANY	—
Luri 3, S.A.	Spain	0.81%	9.19%	10.00%	10.00%	PROPERTY	Jointly controlled
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	INVESTMENT FUND	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.60%	21.60%	21.60%	FINANCIE	—
MB Capital Fund IV LLC	United States	0.00%	23.94%	23.94%	—	FINANCE	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	16.86%	5.71%	22.57%	22.38%	PROPERTY	Associated
New PEL S.à r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	4.99%	HOLDING COMPANY	—
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	4.99%	HOLDING COMPANY	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.50%	29.00%	29.00%	HOLDING COMPANY	Associated
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.84%	50.00%	50.00%	BROKERAGE	Jointly controlled
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.10%	20.19%	23.08%	TECHNOLOGY	—
Olivant Limited (consolidado)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE	Associated
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled
Payever GmbH	Germany	0.00%	10.00%	10.00%	—	SOFTWARE	Associated
Pine Street Capital III	United States	0.00%	22.49%	22.49%	—	INVESTMENT COMPANY	—
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	34.67%	50.00%	50.00%	MANAGEMENT COMPANY	Associated
Prisma Medios de Pago S.A.	Argentina	0.00%	17.35%	17.47%	—	SERVICES TO COMPANIES	Associated
Procapital - Investimentos Imobiliários, S.A. (a)	Portugal	0.00%	39.96%	40.00%	40.00%	REAL ESTATE	—
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.84%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated
Redsys Servicios de Procesamiento, S.L.	Spain	13.53%	6.47%	20.00%	17.56%	CARDS	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	—
Saite, S.A.	Spain	0.00%	50.00%	50.00%	—	REAL ESTATE	—
Saite-Cobal, S.A.	Spain	0.00%	50.00%	50.00%	—	REAL ESTATE	—
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled
Saturn Japan II Sub C.V.	Holland	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—
Saturn Japan III Sub C.V.	Holland	0.00%	72.72%	0.00%	0.00%	HOLDING COMPANY	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.25%	SERVICES	Associated
Sistemas Españoles de Tarjeta Inteligente, S.C.	Spain	0.00%	48.17%	50.00%	50.00%	IT SERVICES	—
Sistemas Técnicos de Encofrados, S.A. Unipersonal (consolidado)	Spain	25.15%	0.00%	25.15%	—	BUILDING MATERIALS	—
Sociedad Conjunta para la emisión y gestión de medios de pago, E.F.C., S.A.	Spain	0.00%	42.50%	42.50%	—	PAYMENT SERVICES	—
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.00%	25.50%	25.50%	FINANCIAL SERVICES	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	16.62%	5.60%	22.22%	16.62%	FINANCIAL SERVICES	—
Sociedad de Procedimientos de Pago, S.L.	Spain	13.60%	4.66%	18.26%	—	PAYMENT SERVICES	—
Sociedad Española de Sistemas de Pago, S.L.	Spain	16.24%	6.00%	22.24%	—	PAYMENT SERVICES	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated
Solar Energy Capital Europe S.à r.l. (consolidado)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	28.80%	28.80%	28.80%	ELECTRICITY PRODUCTION	—
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Jointly controlled
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.77%	19.81%	19.81%	SECURITY	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.77%	19.81%	19.81%	TELECOMMUNICATIONS	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	17.77%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	—
Testa Residencial, SOCIMI, S.A. (consolidado)	Spain	13.77%	24.97%	38.74%	46.21%	PROPERTY	Associated
The OneLife Holding S.à r.l. (consolidado)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	—
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Jointly controlled
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated
Trindade Fundo de Investimento Imobiliario Fechado	Portugal	0.00%	50.00%	50.00%	—	REAL ESTATE	—
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	50.00%	FINANCIAL SERVICES	Jointly controlled
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Jointly controlled
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	REAL ESTATE SERVICES	Jointly controlled
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.50%	FINANCE	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGES	Jointly controlled
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—

2

		% of ownership held by the
		bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2017	Year 2016	Activity	Type of company
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	35.73%	50.00%	50.00%	PROPERTY	—
Uro Property Holdings SOCIMI, S.A.	Spain	14.95%	0.00%	14.95%	14.96%	PROPERTY	—
Valdicsa, S.A.	Spain	0.00%	23.78%	33.31%	33.00%	PROPERTY	—
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Jointly controlled
Vector Software Factory, S.L. (consolidado)	Spain	0.00%	45.00%	45.00%	45.00%	IT SERVICES	Associated
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	—	(d)	—	—	SECURITIZATION	Jointly controlled
Webmotors S.A.	Brazil	0.00%	62.77%	70.00%	70.00%	SERVICES	Jointly controlled
Wizink Bank, S.A.	Spain	0.00%	49.00%	49.00%	—	BANKING	—
WiZink Gestión, A.I.E.	Spain	0.00%	49.00%	49.00%	—	FINANCIAL	—
Wizink Mediador, Operador de Banca Seguros Vinculado, S.A.	Spain	0.00%	49.00%	49.00%	—	FINANCIAL	—
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated

(a)	company in liquidation to 31 December 2017.
(b)

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

(d)	Companies over which the non-subsidiary investee of the Group exercises effective control
(e)	Recent create company without approved financial statements available.

3

Appendix III

Issuing subsidiaries of shares and preference shares

		% of ownership held by the bank
Company	Location	Direct	Indirect	Activity
Abbey National Treasury (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	FINANCIAL
Emisora Santander España, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCIAL
Pastor Participaciones Preferentes, S.A.	Spain	0.00%	100.00%	FINANCIAL
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCIAL

1

Appendix IV

Notifications of acquisitions and disposals of investments in 2016

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

On 04-03-2017, the communication made by Banco Santander was registered in the CNMV, in which it was reported that the participation of Santander Group in ABENGOA, S.A. had risen to 9.694% on 03.28.2017.

On 02-07-2017 the communication made by Banco Santander was registered in the CNMV, informing (voluntary communication) that Santander Group's participation in PROMOTORA DE INFORMACIONES, S.A. had varied from indirect to direct participation without changing the final position (4.145%) on 02.01.2017.

On 04-07-2017 the communication made by Banco Santander was registered in the CNMV, informing that Santander Group’s participation in ABENGOA, S.A. had fallen to 3.876% on 04.04.2017.

On 04-07-2017 the communication made by Banco Santander was registered in the CNMV, informing that the Santander Group’s participation in ABENGOA, S.A. had fallen to 2,414% on 04.06.2017.

COMMUNICATIONS DERIVED FROM THE CAPITAL INCREASE UNDER WHICH REPRESENTATIVE ACTIONS OF 100% OF THE CAPITAL OF BANCO POPULAR ESPAÑOL, S.A.U., WERE ISSUED. ACQUIRED BY BANCO SANTANDER, S.A. AS A RESULT OF THE RESOLUTION OF THE FROB ON 06.07.2017:

On 06-27-2017, the communication made by Banco Santander was registered in the CNMV, informing that Santander Group’s participation in ABENGOA, S.A. had risen to 6.898% (> 5%) on 06.20.2017.

On 06-27-2017 the communication made by Banco Santander was registered in the CNMV, informing that the participation of Santander Group’s participation in SPANISH COMPANY OF HOUSING IN RENT, S.A. had risen to 24.068% (> 20%) on 06.20.2017.

On 06-27-2017, the communication made by Banco Santander was registered in the CNMV, informing that the Santander Group's participation in NYESA VALORES CORPORACIÓN, S.A. had risen to 13.223% (> 10%) on 06.20.2017.

On 11-22-2017, the communication made by Banco Santander was registered in the CNMV, informing that the Santander Group’s participation in ABENGOA, S.A. had fallen from the threshold of 5% to 4.9755% on 11.16.2017.

1

Appendix V

Other information on the Group's banks

A)	Following is certain information on the share capital of the Group's main banks based on their total assets.

1.  Santander UK plc

a)  Number of financial equity instruments held by the Group

At December 31, 2017, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding S.L.

On November 12, 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of £1 each. On October 21, 2008 a further 10 billion Ordinary shares of £1 each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of £1 each were issued to Banco Santander, S.A. on January 9, 2009. On August 3, 2010, 6,934,500,000 ordinary shares of £1 each were issued to Santusa Holding S.L. With effect from January 10, 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding S.L., became the beneficial owner of 31,051,768,866 of £1 each, being the entire issued Ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on April 1, 2014 and on March 25, 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of £1.00 each and 13,780 Fixed/Floating Rate Non-Cumulative Callable Preference Shares of £1.00 each. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.

b)  Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c)  Share capital authorized by the shareholders at the general meeting

The shareholders at the Annual General Meeting held on March 31, 2017 resolved to unconditionally authorize the Company to carry out the following repurchases of share capital:

(1)   To buy back its own 8.625% preference shares on the following terms:

(a)	The Company may buy back up to 125,000,000 8.375% preference shares;
(b)	The lowest price which the Company can pay for 8.625% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)

The highest price (not including expenses) which the Company can pay for each 8.625% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on March 31, 2017 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorization ends, to buy back its own 8.625% preference shares even though the purchase may be completed after this authorization ends.

(2)   To buy back its own 10.375% preference shares on the following terms:

(a)	The Company may buy up to 200,000,000 10.375% preference shares;
(b)	The lowest price which the Company can pay for 10.375% preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and
(c)

The highest price (not including expenses) which the Company can pay for each 10.375% preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on March 31, 2017 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorization ends, to buy back its own 10.375% preference shares even though the purchase may be completed after this authorization ends.

(3)   To buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares on the following terms:

(a)	The Company may buy up to 13,780 Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares;
(b)

The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on March 31, 2017 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorization ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorization ends.

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

2.  Abbey National Treasury Services plc

a)  Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 249,997,999 through Santander UK plc (249,997,999 ordinary shares with a par value of GBP 1 each) and Abbey National Nominees Limited (1 ordinary share with a par value of GBP 1).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK plc, both with a par value of GBP 1 each.

b)  Capital increases in progress

No approved capital increases are in progress.

c)  Capital authorized by the shareholders at the general meeting

Not applicable.

d)  Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

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

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2017 year-end the bank’s treasury shares consisted of 5,844,553 ordinary shares and 5,844,553 preference shares, with a total of 11,689,106 shares.

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

At present the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preference shares).

d)  Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on December 21, 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. The delivery of the shares is linked to the achievement of certain targets.

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

4.  Santander Bank, National Association

a)  Number of financial equity instruments held by the Group

At December 31, 2017 the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b)  Capital increases in progress

At December 31, 2017 there were no approved capital increases.

c)  Capital authorized by the shareholders at the general meeting

Not applicable.

d)  Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

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

5.  Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a)  Number of financial equity instruments held by the Group

The Ordinary and Extraordinary General Shareholders' Meeting was held on December 8, 2017 and, inter alia, it agreed to the absorption merger with the Bank as the company absorbing and Grupo Financiero as the target company although, since at December 31 the merger had not been registered, at year-end, through Grupo Financiero Santander México, S.A.B. de C.V. (“Grupo Financiero”) and Santander Global Facilities, S.A. de C.V. (México), the Group held 80,848,278,413 ordinary shares accounting for 99.99% of the Bank's share capital.

b)  Capital increases in progress

The Ordinary and Extraordinary General Shareholders' Meeting on December 8, 2017, which resolved to carry out a corporate restructuring of the group in Mexico consisting of the merger of the Group and the Bank mentioned in a) above, also approved the following as a result of the merger:

•

An increase in the share capital of the Bank through the capitalization of the "Premium on sale of shares" account, increasing capital by $17,574,612,249.70 MXN., through the issuance of 175,746,122,497 shares representing the equity, with a par value of $0.10 MXN. each, of which 147,353,683,122 shares are Series “F”, and 28,392,439,375 shares are Series “B”.

•

A reverse split of Bank shares by increasing the par value of $0.10 MXN per share to $3.780782962 MXN per share, and consequently reducing the number of shares into which the Bank's equity is divided to 6,994,962,889 shares, for the purposes of making the number of outstanding shares representing the Bank's equity equal to the number of shares representing the equity of its main shareholder Grupo Financiero, to make the post-merger share swap a proportion of 1:1.

c)  Capital authorized by the shareholders at the general meeting

Pursuant to the above, the Bank's capital stands at $26,446,436,510.56 MXN, represented by a total of 6,994,962,889 shares with a par value of $3.780782962 MXN each; divided into 5,898,498,722 Series "F" shares and 1,096,464,167 Series "B" shares. The share capital is broken down as follows:

The share capital of the Bank subscribed and paid up is $25,660,152,628.14 MXN, represented by a total of 6,786,994,357 shares with a par value of $3.780782962 MXN each; divided into 5,690,530,190 Series "F" shares and 1,096,464,167 Series "B" shares.

The authorized share capital of the Bank is $786,283,882.42 MXN, represented by 207,968,532 Series "F" shares, with a par value of $3.780782962 MXN each, which are deposited in the Company's treasury.

d)  Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At a meeting on October 22, 2015, the Board of Directors noted the situation of debt issued by Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as previously ratified at the meeting on October 17, 2013, for the issue of debt in the amount of US$6,500 million, on local or international markets, stipulating that this would be debt with a maximum maturity of 15 years, senior or subordinated, and would include debt instruments qualifying for capital purposes as per the legislation in force, which could be instrumented either individually or on several issue programs.

At present, the detail of Banco Santander (Mexico), SA, Institución de Banca Múltiple, Grupo Financiero Santander México debt issue is as follows:

Instrument	Type	Term	Amount	Undrawn balance
Program for issuance of bank stock market certificates and bank term cash deposit certificates	Revolving	19/Feb/2021	$55,000 million pesos MXN	$45,000 million MXN
Certificate of private structured bank bonds	Non-revolving*	19/April/2032	$20,000 million pesos MXN	$16,857 million MXN
Certificate of structured bank bonds with registration and no public offering		16/Feb/2032	$10,000 million MXN	$10,000 million MXN
Senior bond	Non-revolving	09/Nov/2022	$1,000 thousand million dollars	N/A
Equity instruments (Tier 2 capital)	Non-revolving	30/Jan/2024	$1,300 million dollars	N/A
Equity instruments AT1	Non-revolving	Perpetual	$500 million dollars	N/A

*     The private structured bank bond issue is non-revolving. When the amount established in the certificate concerned has been placed, a new certificate is issued for the amount authorized.

(ii) At a meeting on January 27, 2011, the Board of Directors approved the general conditions for the issuance of senior debt on international markets. This issue of US$500 million and US$ 1,000 million with a maturity of 5-10 years was authorized on October 18, 2012. The issue was approved in order to obtain funds to finance the increase in business assets and the Bank's liquidity management. By virtue of the agreements adopted by the Board of Directors, debt was issued in the amount of US$ 1,000 million on November 9, 2012.

(iii) On December 27, 2013 Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued a total amount of US$1,300 million in subordinated notes which meet the capital requirements of the Basel III criteria for additional capital/Tier 2, at 5.95% and maturity January 30, 2024. The parent of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., agreed to purchase US$ 975 million, i.e. 75% of the total amount of the notes.

These securities were offered through a private placement, solely to qualified institutional buyers, in accordance with Rule 144A under the US Securities Act of 1933, as amended; and outside the US, under Regulation S, of Securities Act.

The issuance was approved with the purpose of increasing the efficiency of the capital structure of the Institution, adapting the Institution’s profile, from the capitalization point of view, to its competitors, as well as obtaining a greater return from its own resources with the same capital solidity and growth potential of the risk-weighted assets.

(iv) In the general shareholders’ meeting, held on May 14, 2012, the agreement adopted in the extraordinary shareholders’ meeting was ratified, held on March 17, 2009, which approved the constitution of a collective credit at its expense amounting to USD$1,000,000,000 through the placement of subordinated liabilities, non-preferential, unsecured and non-convertible into shares. Up until now the mentioned issuance has not taken place.

(v) A meeting of the Board of Banco Santander México on October 27, 2016 approved issue of debt up to US$500 million or the equivalent in pesos, in Mexico. The Banco Santander México Ordinary and Extraordinary General Shareholders' Meeting on December 5, 2016 agreed, inter alia, to issue a financial instrument that would meet the regulatory capital requirements of Basel III criteria, considered as non-essential basic capital, up to US$500 million. On December 29, 2016 Banco Santander (México), S.A.,

Institución de Banca Múltiple, Grupo Financiero Santander México brought out a private "back-to-back" issue abroad of subordinated, non-preference, perpetual bonds swappable against shares forming part of equity in the total amount of US$500 million, by way of a guarantee of liquidity for the subordinated, non-preference, perpetual bonds swappable against shares issued by Grupo Financiero Santander México.

(vi) As part of the corporate restructuring referred to in b) ("Ongoing share capital increases") herein, which contemplated, inter alia, the merger of Banco Santander México as the absorbing company with Grupo Financiero Santander México as the target company, all the subordinated bonds referred to in (v) above were bought up by Banco Santander México as a result of the merger; consequently the subordinated bonds of Banco Santander México were extinguished due to the merger of rights and obligations, since the Bank as the absorbing party acted as debtor and creditor with respect to the instruments when the merger was completed.

Pursuant to the foregoing, the subordinated bonds issued by Grupo Financiero Santander México, acquired by a number of investors, will continue to be valid in favor of the holders to the account of Banco Santander México, maintaining substantially the terms and conditions under which they were originally placed by Grupo Financiero, by virtue of the universal assignation arising from the merger.

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

6.  Banco Santander Totta, S.A.

a)  Number of equity instruments held by the Group

The Group holds 1.256.078.158 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1.241.172.043 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 399.215  treasury shares, all of which have a par value of €1 each and identical voting and dividend rights and are subscribed and paid in full.

b)  Capital increases in progress

At December 31, 2017, there were no approved capital increases.

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

7.  Santander Consumer Bank AG

a)  Number of financial equity instruments held by the Group

At December 31, 2017, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of €1,000 each, all of which carry the same voting rights.

b)  Capital increases in progress

Not applicable.

c)  Capital authorized by the shareholders at the general meeting

Not applicable.

d)  Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

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

b)  Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c)  Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2017 amounted to CLP 891,302,881,691.

d)  Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2017, no securities with these characteristics had been issued.

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

9.  Bank Zachodni WBK S.A.

a)  Number of financial equity instruments held by the Group

At December 31, 2017, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b)  Capital increases in progress

At December 31, 2017, there were no approved capital increases.

c)  Capital authorized by the shareholders at the general meeting

At the annual general meeting held on May 17, 2017, due to the fulfillment of the conditions of the “Incentive scheme V”, shareholders approved capital increase of PLN 989,470 through the issuance of 98,947 ordinary bearer series M shares with a nominal value of PLN 10 each.

d)  Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on May 17, 2017 the shareholders resolved to approve the “Incentive Scheme VI” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2017 to 2019. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

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

Appendix VI

Annual banking report

The Group’s total tax contribution in 2017 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded €18,500 million of which more than €7,700 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

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

Following is a detail of the criteria used to prepare the annual banking report for 2017:

a)	Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group's consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 13,697 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b)	Turnover

For the purposes of this report, turnover is considered to be gross income, as defined and presented in the consolidated income statement that forms part of the Group's consolidated financial statements.

c)	Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d)	Gross profit or loss before tax

For the purposes of this report, Operating profit/(loss) before tax, as defined and presented in the consolidated income statement that forms part of the Group's consolidated financial statements.

1

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

The foregoing amounts are part of the statement of cash flows (€4,137 million during 2017, an effective rate 34.3%) and, therefore, differ from the income tax expense recognized in the consolidated income statement (€3,884 million during 2017, an effective rate 32.1%). Such is the case because the tax legislation of each country establishes:

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

2

f)	Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission's State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2017.

The detail of the information for 2017 is as follows:

	2017
Jurisdiction	Turnover (millions of euros)	Employees	Gross profit or loss before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,564	4,766	415	169
Argentina	1,734	8,679	521	143
Austria	156	348	76	19
The Bahamas	14	44	6	—
Belgium	106	205	58	5
Brazil(1)	14,145	43,725	4,565	915
Canada	50	186	8	5
Chile	2,535	11,445	1,104	245
China	80	211	17	(1)
Colombia	19	139	2	2
Spain(2)	5,967	33,765	(173)	1,159
United States(3)	6,922	15,844	(70)	63
Denmark	164	216	93	17
Finland	99	157	65	13
France	534	921	290	124
Ireland	60	4	38	—
Isle of Man	9	—	4	—
Cayman Islands	—	—	—	—
Italy	404	824	202	54
Jersey	41	79	27	(2)
Luxemburg	1	—	—	—
Malta	9	—	9	—
Mexico(4)	3,537	18,068	1,099	198
Norway	296	482	180	56
The Netherlands	74	287	37	116
Panama	3	5	2	—
Paraguay	—	—	—	—
Peru	61	165	38	7
Poland	1,780	15,064	783	161
Portugal(5)	1,332	7,078	534	22
Puerto Rico	255	1,266	(62)	5
United Kingdom	5,706	24,484	1,956	574
Singapore	3	10	(1)	—
Sweden	169	299	76	10
Switzerland	123	222	45	11
Uruguay	401	1,654	147	47
Consolidated Group total	48,353	190,642	12,091	4,137

(1)

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch operating profit / (loss) before tax 2017 is €768 million.

(2)	Includes the Corporate Center, and in the case of Banco Popular, information from June 7, 2017. Until June, the Popular obtained a Tax refund of €65 million.
(3)	Includes the amortization of the goodwill of SCUSA (€799 million).
(4)	Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2017 the contribution of this branch to operating profit / (loss) before tax was €10 million.
(5)

Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2017 the contribution of this branch to operating profit / (loss) before tax was €52 million.

At December 31, 2017, the Group's return on assets (ROA) was 0.58%.

3