Form 20-F
period 2018-12-31
Banco Santander, S.A.
filed 2019-03-26
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Tel: +34 91 289 32 80 Fax: +34 91 257 12 82

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange *
Non-cumulative Preferred Stock Series 6	New York Stock Exchange
5.179% Fixed Rate Subordinated Debt Securities due 2025	New York Stock Exchange
Senior Non Preferred Floating Rate Notes due 2023	New York Stock Exchange
3.500% Second Ranking Senior Debt Securities due 2022	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	New York Stock Exchange
Second Ranking Senior Floating Rate Notes due 2022	New York Stock Exchange
3.125% Senior Non Preferred Fixed Rate Notes due 2023	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	New York Stock Exchange

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None.

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐     No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item   18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐     No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 16,236,573,942 shares

BANCO SANTANDER, S.A.

This annual report on Form 20-F for the year ended 31 December 2018, includes three parts: (i) our Consolidated Directors’ Report, (ii) our consolidated financial statements and (iii) supplemental information for U.S. investors. Set forth below is a table listing the required items for Form 20-F and the location where the relevant disclosure in this annual report can be found.

CROSS REFERENCE TO FORM 20-F

Form 20-F Item Number and Caption		Location	Page

Presentation of Financial and Other Information		Supplemental information for US investors. Item 1	707
Cautionary Statement Regarding Forward-Looking Statements		Supplemental information for US investors. Item 2	709-710

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-

ITEM 3.	KEY INFORMATION
	A. Selected financial data	Supplemental information for US investors. Item 3	711-714
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	Supplemental information for US investors. Item 4	715-743

ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	Directors’ Report. General Information	420-421
	Acquisitions, Dispositions, Reorganizations	Note 3. b) to our consolidated financial statements	501-505
	Capital Increases	Note 31 to our consolidated financial statements	572-574
	Recent Events	Note 1. g) to our consolidated financial statements	462
	B. Business overview	Directors' Report. Economic and Financial Review	240-335
	Selected Statistical information	Supplemental information for US investors. Item 5	744-770
		Note 6 to our consolidated financial statements	521-522
		Note 10 to our consolidated financial statements	526-531
		Note 20 to our consolidated financial statements	542
		Note 21 to our consolidated financial statements	542
	Competition in Spain	Supplemental information for US investors. Item 9	782-783
	Supervision and Regulation	Supplemental information for US investors. Item 10	784-801
		Note 1.e) to our consolidated financial statements	461-462
	C. Organizational structure	Appendix I, II and III to our consolidated financial statements	664-695
		Note 1.a) to our consolidated financial statements	452
	D. Property, plant and equipment	Note 16 to our consolidated financial statements	535-537
		Directors' Report. Economic and Financial Review. Section 4.3 (for number of branches in segments and units)	288-313
ITEM 4A.	UNRESOLVED STAFF COMMENTS	Supplemental information for US investors. Item 13	816

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	Critical accounting policies	Note 2 to our consolidated financial statements	464-500
		Note 17 to our consolidated financial statements	538-539
		Note 18 to our consolidated financial statements	540-541
	A. Operating results	Directors' Report. Economic and Financial Review. Sections 3 and 4	246-322
		Supplemental information for US investors. Item 6	771-779
	B. Liquidity and capital resources	Directors' Report. Economic and Financial Review. Section 3	246-283
	C. Research and development, patents and licenses, etc.	Note 18 to our consolidated financial statements	540-541
		Directors' Report. Economic and Financial Review. Section 5	323-324
	D. Trend information	Directors' Report. Economic and Financial Review. Section 7	326-329
	E. Off-balance sheet arrangements	Note 35 to our consolidated financial statements	575-576
	F. Tabular disclosure of contractual obligations	Supplemental information for US investors. Item 7	780

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	Directors' Report. Corporate Governance Report. Section 4 and 5	124-171
	B. Compensation	Note 5 to our consolidated financial statements	506-520
		Directors' Report. Corporate Governance Report. Section 6	172-194
	C. Board practices	Directors' Report. Corporate Governance Report. Section 4.2 to 4.7	132-166
	D. Employees	Supplemental information for US investors. Item 8	781
	E. Share ownership	Supplemental information for US investors. Item 13	815

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	Directors' Report. Corporate Governance Report. Section 2.3 and 2.4	113-114
	B. Related party transactions	Notes 5.f) to our consolidated financial statements	517
		Note 53 to our consolidated financial statements	627
		Directors' Report. Corporate Governance Report. Section 4.8	167-168
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated statements and other financial information
	Financial statements	Consolidated financial statements	422-663
	Legal proceedings	Note 25 to our consolidated financial statements	549-561

	Shareholders remuneration	Supplemental information for US investors. Item 11	802
		Directors' Report. Corporate Governance Report. Section 3.3	119
		Note 4 to our consolidated financial statements	505-506
	B. Significant Changes	Not applicable	-

ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	Supplemental information for US investors. Item 12	803-805
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	Supplemental information for US investors. Item 12	804
		Directors' Report. Corporate Governance Report. Section 2.6	115
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expense of the issue	Not required for Annual Report on Form 20-F	-

ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	Supplemental information for US investors. Item 13	806-816
		Directors' Report. Corporate Governance Report. Sections 2.1 and 2.2	112-113
		Directors' Report. Corporate Governance Report. Sections 3.2; 3.3; 3.4 and 3.5	117-122
		Directors' Report. Corporate Governance Report. Sections 4.2 and 4.3	132-150
		Directors' Report. Corporate Governance Report. Section 4.8	167-168
		Directors' Report. Corporate Governance Report. Section 6	172-194
	C. Material contracts	Supplemental information for US investors. Item 13	810
	D. Exchange controls	Supplemental information for US investors. Item 13	810
	E. Taxation	Supplemental information for US investors. Item 13	811-816
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-
	H. Documents on display	Supplemental information for US investors. Item 13	815
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Directors' Report. Risk Management Report. Section 4	373-389

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt Securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and Rights	Not required for Annual Report on Form 20-F	-
	C. Other Securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	Supplemental information for US investors. Item 12	803-805

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-

ITEM 15.	CONTROLS AND PROCEDURES	Supplemental information for US investors. Item 14	817-818

ITEM 16	[Reserved]
	A. Audit Committee Financial Expert	Directors' Report. Corporate Governance Report. Section 4.4	151-155
	B. Code of Ethics	Directors' Report. Risk Management Report. Section 7.3	402-409
		Directors' Report. Corporate Governance Report. Section 8.1	198-200
	C. Principal Accountant Fees and Services	Note 48. b) to our consolidated financial statements	599-600
		Supplemental information for US investors. Item 14	817-818
	D. Exemptions from the Listing Standards for Audit Committees	Not applicable	-
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Supplemental information for US investors. Item 12	805
	F. Changes in Registrant’s Certifying Accountant	Not applicable	-
	G. Corporate Governance	Supplemental information for US investors. Item 15	819-821
	H. Mine Safety Disclosure	Not applicable	-

PART III

ITEM 17.	FINANCIAL STATEMENTS	Consolidated financial statements	422-663

ITEM 18.	FINANCIAL STATEMENTS	Consolidated financial statements	422-663

ITEM 19	EXHIBITS	Supplemental information for US investors. Item 16	822

BANCO SANTANDER, S.A.

________________________

Part 1. Consolidated
directors’ report

Consolidated directors’ report

04.  Santander vision

10.	Responsible banking	106.	Corporate governance	240.	Economic and financial review	336.	Risk management

12	Our approach	108	Overview of corporate governance in 2018	242	Economic, regulatory and competitive context	338	Risk management and control model
22	Challenge 1 New business environment	112	Ownership structure	244	Group selected data	346	Risk map and risk profile
48	Challenge 2 Inclusive and sustainable growth	116	Shareholders. Engagement and shareholders meeting	246	Group financial performance	348	Credit risk
70	Key metrics	124	Board of directors	284	Business areas performance	374	Trading market risk, structural risk and liquidity risk
78	Contribution to UN Sustainable Development Goals	169	Management team	323	Research, development and innovation (R&D&I)	390	Capital risk
80	Further information	172	Remuneration	325	Significant events since year end	393	Operational risk
81	Non-financial information Law content index	196	Group structure and internal governance	326	Trend information 2019	400	Compliance and conduct risk
86	Global Reporting Initiative (GRI) content index	198	Internal control over financial reporting (ICFR)	330	Alternative performance measures (APMs)	411	Model risk
		208	Other corporate governance information			413	Strategic risk

414	Glossary
General information

2018 consolidated directors’ report

This report has been approved unanimously by our board of directors on 26 February 2019.

Our new approach to this document

The presentation of our consolidated directors’ report has been improved to provide in a single, streamlined document the contents of several documents that were previously published separately and will no longer be prepared but as sections of the consolidated directors’ report. In particular, in 2017, the contents now included in this report were spread in the following documents:

2017 documents now included in the consolidated directors’ report

 Annual report

→ Consolidated directors’ report

→ Annual corporate governance report (CNMV format document)

→ Report of the board committees

→ Sustainability report

→ Annual report on our directors’ remuneration (CNMV format document)

The new format allows a clearer presentation of the information and, therefore, of understanding, avoids repetition and, at the same time, enhances the level of disclosure rather than reducing it.

The 2018 consolidated directors’ report includes all the information requirements to comply with Spanish Law 11/2018 on non-financial information and diversity under the chapters Santander vision and Responsible banking.

Non-IFRS and alternative performance measures

In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 and other non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures.

Section 8 of the Economic and financial review provides further information about those APMs and non-IFRS measures.

Forward-looking statements

Santander cautions that this annual report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by words such as ‘expect’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘estimate’, ‘future’ and similar expressions. These forward-looking statements are found in various places throughout this annual report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.

The following important factors, in addition to those discussed elsewhere in this consolidated financial statements, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries.

Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this annual report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Historical performance is not indicative of future results

Statements as to historical performance or fincial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this annual report should be construed as a profit forecast.

No offer

Neither this annual report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities.

Santander vision

Our purpose

To help people and businesses prosper.

Our aim as a bank

To be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our How: Simple | Personal | Fair

In everything we do.

Building a responsible bank from our core strengths

Santander is a retail bank with a unique business model underpinned by 3 strengths.

1. Our scale provides potential for organic growth.	• We maintain a leadership position in our core markets. • Collaboration across the Group results in significant cost savings and higher revenues.
2. Unique personal banking relationships strengthen customer loyalty.

• We serve 144 million customers in markets, with a total population of more than 1 billion people.

• We have over 100,000 people talking to our customers every day in our more than 13,000 branches and contact centres.

3. Our geographic and business diversification and our model of subsidiaries make us more resilient under adverse circumstances.

• We have a well-balanced distribution between mature and developing markets, and a good mix of products for individuals and companies.

• Our model of subsidiaries, autonomous in liquidity and capital, allows the Group to mitigate the risk that the difficulties of one subsidiary affect the rest.

• Subsidiaries are managed by local teams providing the best customers knowledge within their markets.

 Our strengths have historically resulted in: Higher earnings predictability	Over the last 20 years, earnings have increased x4 with low volatility
Our vision and our strengths are sound pillars to face potential challenges:

à	Our strong balance sheet and our model of subsidiaries make us less vulnerable to face a potentially adverse macro environment.
à	Our scale and best-in-class efficiency ratio mitigate potential impacts from increases in costs of doing business.
à	We are transforming our core banks while launching innovative ventures to address challenges emerging from the new digital era.
à	We have a clear focus on acting responsibly to meet higher expectations from our stakeholders.

1. Excluding Chinese banks and Sberbank.

We have successfully completed our 3 year plan

	Strategic priorities	Key metrics	2015	2018
People	Be the best bank to work for and have a strong internal culture.	Number of core markets where the Bank is among the three leading banks to work for	3	7

	Earn the lasting loyalty of our individual and business customers. Digital transformation and operational excellence.	Loyal customers (mn)	13.8	19.9
Customers		Digital customers (mn)	16.6	32.0
		Fee income (%)A	-	~10

		Cost of credit (%)	1.25	1.12B
		Efficiency ratio (%)	48	47
Shareholders	Capital strength, risk management and profitability.	Growth in earnings per share (%)	-	11.2
		Dividend per share (EUR)	0.20	0.23C
		Fully loaded CET1 capital ratio (%)	10.05	11.30D
		RoTE (%)E	10.0	11.7
Communities	People supported in the local communities where the Group operates.	Scholarships (thousand)	35	155F
		People supported in our communities (mn)	1.2	6.3F

A. % change (constant euros). 2018 figure relates to 2015-2018 CAGR.

B. 2018 figure relates to 2015-2018 average.

C. Total dividend charged to 2018 earnings is subject to the 2019 AGM approval.

D. 2018 data applying IFRS 9 transitional arrangements.

E. Underlying RoTE 2015: 11.0%. Underlying RoTE 2018 12.1%.

F. It refers to cumulative activity in 2016-2018.

Note: 2015 metrics have been re-stated to reflect the capital increase of July 2017.

Our new strategic plan will be announced at next Santander Investor DayA

SANTANDER INVESTOR DAY	April 3rd 2019 LONDON

A. The information that will be made available in the Investor Day is not incorporated by reference in this annual report nor otherwise considered to be a part of it.

Our strategy is built around a virtuous circle based on trust:

People		Employees who are engaged...

 A key focus of our strategy is to embed a strong culture based on our values: Simple, Personal and Fair.

 How we do things is as important as What we do.

 Our employee engagement levels are above the industry average.

% of employees that consider Santander is Simple, Personal and Fair.
Customers		...generate more loyal customers...

 Increase in loyal customers, both individuals and businesses, has resulted in a significant growth in revenues, loans and customer funds.

 Loyal customers use more our digital channels as they hold more of our products and services and interact with us more often.

Shareholders		...leading to strong financial results...

 Our focus on customer loyalty is delivering results: customer revenues have increased 24% from 2015 to nearly EUR 46 billion.

 We have significantly strengthened our balance sheet in the last 4 years generating 304 basis points of capital (applying IFRS 9 transitional arragements).

 We have become even more resilient while growing our business and increasing dividends.

Communities		...and more investment in communities.

Highest score among peers: 95.3 points out of 100

 We 1,235 have agreements with academic institutions in 33 countries. 7,647 partnerships with social institutions and entities.

 We are the leading global bank financing renewable energy projects (#1 by number of transaccions, #2 by volume, according to Dealogic).

 We are delivering proﬁts in a responsible way supporting inclusive and sustainable growth.

Our balanced geographic diversification has been key to deliver stable and predictable growth

A.  2018 underlying profit. Excluding Corporate Centre and Spain real estate activity. For further details, see more information in sections 3 and 4 of the Economic and financial review chapter.

B.  Loans. UK: lending comprises UK mortgages (excluding social housing), consumer credit and commercial lending (excluding financial institutions). Poland: including Santander Consumer Finance business (SCF); US: in the states where the Group operates. SCF: Top3 in our main markets in new lending of auto loans.

●    Main countries

●    Santander Consumer Finance

○     Other countries

Responsible banking

Consolidated non-financial information statement

Our approach

“By delivering on our purpose, and helping people and businesses prosper, we grow as a business and we can help society address its challenges too. Economic progress and social progress go together.

The value created by our business is shared – to the benefit of all.

Communities are best served by corporations that have aligned their goals to serve the long term goals of society.”

Ana Botín

By being responsible, we build loyalty

People	Customers		In our day-to-day businesses, we ensure that we do not simply meet our legal and regulatory requirements, but we exceed people´s expectations by being Simple, Personal and Fair in all we do.

... Santander treats me responsibly
Shareholders	Communities

I´m loyal to Santander because...			We focus on areas where, as a Group, our activity can have a major impact on helping people and businesses prosper.

... Santander acts responsibly in society

Helping people and businesses prosper - our performance

People

EUR 11,865 million Personnel costsA	96% of employees with permanent contracts		10.4 years Average length of employment
Customers

EUR 882,921 million Loans outstanding (net)	EUR 487,695 million to households EUR 301,975 million to companies	EUR 22,659 million to public administrations EUR 70,592 million to othersB	>273,000 Microbusinesses supported
Shareholders

EUR 3,724 million Total shareholder remunerationC	EUR 64,508 million Stock market value at year-end 2018, largest bank in the euro zone		EUR 0.23 Dividend per share, 4.5%C vs 2017
Communities

EUR 179 million Community investment	EUR 121 million Investment in universities		EUR 58 million Investment in programmes and projects to support communities
Suppliers

EUR 3,619 million Payments to suppliersD	10,628 Approved suppliers through our global procurement model		95% Local group’s suppliers
Tax contribution

EUR 16,658 million Taxes paid and collected by Santander	EUR 3,458 million Corporate income tax		EUR 3,598 million Other own taxes paid, including social contributions

A. From Group consolidated financial statements.

B. Including financial business activities and customer prepayments.

C. Subject to the approval of the total dividend against the 2018 results by 2019 Annual General Meeting.

D. Data refers exclusively to purchases negociated by Aquánima.

What our stakeholders tell us

Analysing, assessing and responding to the opinions and concerns of all our stakeholders is a fundamental part of our effort to operate as a responsible bank and make all we do Simple, Personal and Fair (SPF).

Engagement with all stakeholders hepls to build value

Earning and keeping people’s loyalty is the key to creating lasting value. To do this, we must understand the concerns of all our stakeholders. By listening to their opinions, and measuring their perceptions of the Group, we not only identify issues, we also spot opportunities.

In 2018 we conducted a survey to identify what our employees, customers and society think a responsible bank should do. These findings helped us as we analysed what the leading environmental, social and governance analysts are telling us.

88% of participation in the global engagement survey	83% of employees believe that their colleagues behave more simple			1 million surveys to measure and monitor customer satisfaction	+40,000 interviews to banked population about the perception of Santander as Simple, Personal and Fair
		People	Customers
86% of employees feel proud to work for Santander	3,879 complaints received through ethical channels			13,217 branches	316,094 complaints received
Key dialogue channels for stakeholders
6,000 interviews to university students about the perception of Santander as Simple, Personal and Fair	1,235 agreements with universities and academic institutions	Communities	Shareholders	10,000 interviews to shareholders about the perception of Santander as Simple, Personal and Fair	391,926 Shareholder and investor consultations trough studies and qualitative surveys

7,647 partnerships with social institutions and entities	253 profiles and 16 millions followers in social networks			166,149 queries managed by email, phone, WhatsApp and online meetings	252 meetings with shareholders

Identifying the issues that matter

Santander also regularly analyses the most relevant social, environmental and ethical behaviour issues through its materiality assessment. This systematic study is conducted across the whole Group’s value chain on an annual basis, and consists of a far-reaching quantitative and qualitative analysis that uses information from both internal and external sources.

The materiality matrix shows the concerns Santander has identified as most important for its stakeholders in the analysis.

Relevant aspects for the Group matrix

Challenge 1
New business environment

Challenge 2
Inclusive and sustainable growth

External Relevance
Ethical behaviour and risk management control
Indirect environmental impact
Talent attraction & retention
Products and services with social/environmental value
Cybersecurity & data protection
Compliance and adaptation to regulatory changes
Strong corporate governance & management transparency
Diversity
Customer satisfaction
Environmental footprint
Financial inclusion
Community investment
Multichannel strategy and digitalisation
Incentives linked to ESG criteria
Material concerns
Transparent & fair products and services
Financial literacy
Internal Relevance

Through this analysis, we have identified two major challenges to move towards a more responsible banking model.

Challenges and opportunities

Like every business, Santander operates in a world that is changing fast, creating new challenges and opportunities. Using the results of the materiality assessment, we have identified two core challenges – the challenge of the new business environment, and the challenge of inclusive and sustainable growth.

Challenge 1: New business environment. Adapting to an evolving world

The transformation that is happening in the world economy is unprecedented. The opening of new markets, the availability of global capital and advances in information technology and communications are changing the competitive environment of companies across the world. This new competitive framework, in a time of constant change, requires companies to assume greater responsibilities to innovate and work in new ways.

Santander, like all businesses, needs a motivated, skilled workforce able to deliver what customers want, harnessing the power of new technology. Meanwhile, we face new regulations and laws. These trends create the challenge of new business environment in which we operate. Our task is to exceed our stakeholders expectations, to do the basics brilliantly, every day. Key to this is having a strong culture – a business in which all we do is Simple, Personal and Fair.

For more detailed information on our strategy to tackle this challenge and turn it into an opportunity, please see section “Challenge 1: New business environment” of this chapter.

Challenge 2: Inclusive & sustainable growth. Helping society achieve its goals

Growth should meet the needs of today’s generation, without hampering future generations’ ability to meet their own needs: a balance should always be struck between economic growth, social welfare and environmental protection. Financial institutions can deliver this by managing their own operations responsibly, and lending responsibly to help society achieve its goals.

We can play a major role in helping ensure growth is both inclusive and sustainable. Inclusive: by meeting all our customers’ needs, helping entrepreneurs start companies and create jobs, strengthening local economies, improving financial empowerment, and supporting people get the education and training they need. Sustainable: by financing renewable energy, supporting smart infrastructure and technology to tackle climate change (such as agrotech and green tech). We do this while taking into account the social and environmental risks and opportunities in our operations, and actively contributing to a more balanced and inclusive economic and social system.

For more detailed information on our strategy to tackle this challenge and turn it into an opportunity, please see section “Challenge 2: Inclusive & sustainable growth” of this chapter.

Principles and governance

All our activity is guided by policies, principles and frameworks to ensure we behave responsibly in everything we do. We have redesigned and strengthened our responsible banking governance, both to ensure we are compliant and to help us manage initiatives which tackle the two challenges we have identified.

Policies that support our responsible banking strategy

General code of conduct	Corporate culture policyA	General sustainability policy	Human rights policy	Climate change and environmental management policy	Sector policies

Brings together the ethical principles and rules of conduct governing the actions of all of the Group’s staff and is the central element of the Group’s compliance programme.	Establishes the guidelines and required standards to be followed ensuring a consistent culture is embedded throughout the Group.	Definess our general sustainability principles, and our voluntary commitments with our main stakeholders, lasting value.	Sets out how we protect human rights in all operations, and reflects the UN Guiding Principles on Business and Human Rights.	Sets out Santander’s policy to protect the environment and mitigate the impact of climate change.	Lays down the criteria governing the Group´s financial activity with the defence, energy, mining & metals and soft commodities (products such as palm oil, soy and timber) sectors.

Consumer Protection policyB	Code of conduct in security markets	Cybersecurity policy	Suppliers certification policyC	Tax policy	Conflicts of interest policy	Financing of political parties policy	Policy on contributions for social purposes	Corporate Volunteering policy

A. Includes employee’s diversity principles.

B. Includes financial consumer acting principles.

C. Includes principles of responsible behaviour for suppliers.

Changes to policies in 2018

•   Update of the general sustainability policy, to reflect the current governing bodies and to improve the clarity around prohibitions and restrictions in financing certain customers and / or activities, as set out in its sectoral policies (energy, defence, mining & metals and soft commodities).

•   Update of climate change and environmental management policy to reflect the current governing bodies.

•   Update of the human rights policy to reflect the current governing bodies and to include: a reference to The Global Standard Conduct for Business to protect the Rights of LGBTI individuals as a relevant international declaration supported by Santander.

•   Update of the suppliers certification policy to include new principles of responsible behaviour for suppliers.

•   Approval of global policy on induction, knowledge and development.

•   Approval of cybersecurity policy, taking into account new risks and legislation in this field.

•   Approval of contribution for social purposes policy.

Risk culture

Our risk management and compliance model is key to ensure we operate and behave in a way that reflects our values and corporate culture, and delivers our responsible banking strategy.

For more information, please see ‘Risk culture’ section in this chapter.

Strategic overview and coordination

Responsible banking, sustainability & culture committee (RBSCC)

Assisting the board of directors in fulfilling its oversight responsibilities with respect to the responsible banking strategy, sustainability and culture issues of the Group: corporate culture, ethics and conduct, the digital transformation, inclusive and sustainable growth.

	

Culture steering	Inclusive & sustainable banking steering
This group ensures we have the right culture, skills, governance, digital and business practices to meet stakeholders’ expectations.

To meet the challenge of inclusive and sustainable growth, this group supports small businesses to create new jobs, improving financial empowerment, supporting finance the low carbon economy and fostering sustainable consumption.

To drive progress on the responsible banking agenda, a new unit under the Executive Chaiman’s Office team has been established.

Santander has appointed a Senior Advisor on Responsible Business Practices, who reports directly to the executive chairman and works with the Responsible Banking Unit.


Santander subsidiaries

Guiding principles have been developed for subsidiaries (and global business units) to ensure governance and implementation of its responsible banking agenda is embedded across the Group as a whole.

Likewise, each subsidiary has appointed a senior responsible for the function.


Group strategy metrics & targets

Key initiatives proposed and agreed by the RBSCC in 2018:

  The new governance model for responsible banking.

  Approval of the guiding principles of governance and supervision in matters of responsible banking, sustainability and culture for the Group’s subsidiaries.

  Established lines of accountability and agreed metrics.

  Update of the criteria for financing activities related to coal, both those related to its extraction (mining) and its use as an energy source (energy).

  Update of the financing policy to sensitive sectors, to incorporate new criteria and guidelines regarding the gambling sector, and the defense.

  Main priorities in 2019:

•Financial and social inclusion.

•Responsible and sustainable products offered.

•Social and environmental risk and opportunities.

•Group’s corporate culture.

For more information, please see section 4.3 ‘Activity report’ in Corporate governance chapter.

2018 highlights

We have built on our success by helping more people and businesses prosper, while bringing a new focus to our efforts to be a more responsible bank.

We have received global recognitions for our efforts…	

• Santander was ranked third in the world and first in Europe among banks in the Dow Jones Sustainability Index.

• Fortune Magazine named Santander in its 2018 Change the World list – recognising the Group among companies who “do well by doing good”.

• Santander received Top Employers Europe 2018 certification, and ranked in the top 3 of the best financial institutions to work in Latin America, according to Great Place to Work.

• Prospera microfinance program, was chosen as an example of good practice by the Brazilian Network of the Global Compact to reach the SDGs in 2030.

• Santander X, our global community of university entrepreneurship, was chosen as an example of good practice by the Spanish Network of the Global Compact to reach the SDGs in 2030.

…we strived to address the challenge of the new business environment…	

• The board approved a new policy to ensure a consistent culture is embedded throughout the Group.

• New employee value proposition created, positioning Santander as an employer of choice both internally and externally. 86% of employees feel proud to work for Santander.

• More than 56,000 SPF surveys were sent to customers, shareholders, investors and university students to know their perception of Santander as Simple, Personal and Fair.

• New corporate diversity & inclusion principles were agreed, to consolidate our cultural transformation.

•  Awareness and understanding of cybersecurity was increased through comprehensive communication and education activities and launch of a new, cybersecurity policy taking into account new risk and legislation.

• New suppliers certification policy was approved, which includes principles of responsible behaviour for suppliers.

• New internal governance website was created, including a single global portal for all corporate frameworks, ensuring strong governance and consistency across the Group.

…while ensuring that we promote inclusive and sustainable growth…	

• Santander joined United Nations Environment Programme Finance Initiative (UNEP FI) to develop the principles for responsible banking to align the sector with the SDGs and the Paris Climate Agreement.

• CEOs of different international companies and UN Special Advocate launched a Private Sector Partnership for Financial Inclusion, with Santander representing the banking sector.

• Santander Asset Management launched a new range of sustainable funds, which combine financial criteria with non-financial ones.

• Santander Corporate & Investment Banking (SCIB) consolidated its leading position in renewable energy transactions. 6,689 MW of renewable energy financed, equivalent to the consumption of 5,7 million households.

• 4th Universia International Rectors’ Meeting was held in Salamanca. The meeting brought together 600 rectors from 26 countries, representing 10 million university students around the world, in a discussion entitled ‘University, Society and Future’ on the challenges facing higher education.

…and building an even more responsible bank

• New board committee on responsible banking, sustainability and culture was formed to drive and co-ordinate our responsible banking approach across the Group.

Main SDGs where Santander’s business activities and community investments have the most impact.

Challenge 1: New business environment

Strong corporate culture

The Santander Way defines our purpose, our aim and how we do business, by being Simple, Personal and Fair in everything we do.

Talented and motivated team

The more prepared and motivated our workforce is, the stronger their commitment to helping people and businesses prosper will be. Our workforce is diverse in terms of expertise and gender.

Responsible business practices

We develop our products and services responsibly, and aspire to deliver excellent customer service. Customer protection data is one of our main priorities.

Risk culture

As a bank, managing risks is an essential part of our daily business. We have a robust risk management model and risk culture to ensure we operate in a prudent and responsible way.

Shareholder value

We have clear and robust governance. Risks and opportunities are prudently managed; and long-term strategy is designed to safeguard the interests of our shareholders and society at large.

Responsible procurement

Our procurement processes are based on ethical, social and environmental criteria to ensure we operate in a sustainable way throughout our operations.

Strong corporate culture

The Santander Way is our strong global culture, fully aligned to our corporate strategy. It includes our purpose, our aim, and how we do business. It is the bedrock of our bank, a responsible bank.

The Santander Way Simple ǀ Personal ǀ Fair

Simple, Personal and Fair is how we do business and behave as part of our corporate culture. It embodies how all Santander's professionals think and operate, and represents what our customers expect of us as a bank. It defines how we go about our business and take decisions, and the way we interact with customers, shareholders and the community.

The entire team at Santander strives each day to make sure that all they do is Simple, Personal and Fair – as this is the way to earn customers’ lasting loyalty – while doing all they can to fulfil our purpose, to help people and businesses prosper.

	Simple	Personal	Fair

“Just as important as what we do is how we do it” Ana Botín
We offer an accessible service for our customers, with simple, easy-to-understand products. We use plain language and improve our processes every day.

We treat our customers in an individual and personal way, offering them the products and services that best suit their needs. We want each and every one of our employees and customers to feel unique and valued.

We treat our employees and customers fairly and equally, are transparent and keep our promises. We establish good relations with our stakeholders because we understand that what is good for them is also good for Santander.

Our corporate culture includes eight corporate behaviours… Show respect Truly listen Talk straight Keep promises Support people Embrace change Actively collaborate Bring passion …and a strong risk culture where everyone is personally responsible for managing their risks in their day to day work risk pro …Everyone’s business

The Santander Way: governance

To ensure The Santander Way is understood and embedded, we need to develop, promote and monitor the consistency and implementation of our global culture across all the markets where Santander operates.

We have a culture steering governing body which meets monthly, incorporating senior members from across the Group to promote, approve, support and evaluate the implementation and progress of global and local culture initiatives in line with the board approved corporate culture policy.

•

Code of conduct

The General Code of Conduct defines the standards and principles which establish the basis for all actions to be applied by the Group employees in their day-to-day activities and is the central pillar of the Group’s compliance programme. It also covers equal opportunities and non-discrimination, respect for people, work-life balance, occupational risk prevention, environmental protection and collective rights. Santander promotes the opportunities for its employees to raise concerns and operates ethical channels, managed by the compliance and conduct function, ensuring confidentiality, an that there is no retaliation against whistle- blowers. We also ensure that our suppliers abide by our ethical standards.
For more information on employee ethical channels, please see 'Risk management' chapter.	For more information on supplier ethical standards, please see 'Risk management' chapter.

•

Corporate culture policy

We have a corporate culture policy that establishes the guidelines to be followed ensuring a consistent culture is formed and embedded throughout the Group.

This policy has been developed in partnership with country culture teams and key stakeholders. It is structured on three levels:

Common elements: these are the backbone of our culture. They have been formed through a bottom-up process and apply to the entire Group.

Mandatory global initiatives: these must be implemented across the Group, but are adapted and managed at local level. Local initiatives: these are developed by local units whilst respecting the corporate culture policy and other corporate frameworks.

Further information can be found on 'Risk culture' section of this chapter.		•

Risk culture ‘risk pro’

We have a strong risk culture known as risk pro, which defines the way in which we understand and manage risks on a day- to- day basis. It is based on the fact that all professionals are responsible for the risks they manage.

Examples of cultural iniciatives to show how we are doing Simple, Personal and Fair

1. People	2. Customers	3. Shareholders	4. Communities

The Santander Way of working	Simplified processes	Transparent communications	Future talent support via Santander Universities
	Customer experience	Robust internal governance	programme
Diversity & inclusion
	Operational excellence	Risk culture	Corporate volunteering

Behaviours & leadership	Cyber and data protection

Employee value proposition

Six key focus areas in 2018

Objectives
Listening strategy		Promoting an environment of openness and speaking up, improving survey execution and analytics to better understand feedback and act on it.
Leadership		Common leadership commitments for all people managers.
Diversity & Inclusion		Group Diversity & Inclusion principles providing global guidance and minimum standards.
Behaviours		Embedding corporate behaviours in the employee lifecycle and in our everyday activities.
Global collaboration		Increasing global collaboration, sharing best practices and simplifying processes.
Communities		To continue to help communities to prosper by fostering and supporting inclusive and social programmes.

Across the Group, we are embedding Simple, Personal and Fair1

By building a loyal and committed workforce, we deliver sustainable growth and fulfil our purpose

Employees who are more motivated and committed...

	People 203 thousands employees	83% of employees believe that their colleagues behave more simple, personal and fair		82% of employees are engaged
... make our customers more satisfied and loyal...

19.9 million loyal customers (+15%)	88% Customers satisfaction		Customers 144 million

... which drives profitability and sustainable growth...

	Shareholders 4.1 million	+4.5% increase of dividend per share		EUR 3,724 million Total shareholder remuneration

... and results in more investment in communities.

7,647 social entities we have partnered with	1,235 agreements with academic institutions in 33 countries		Communities
2.5 million people helped

A talented and motivated team

To win in the new business environment, and to earn and keep customers’ loyalty, we need a workforce that is both talented and motivated. And if we are to meet the needs of today’s society, our team needs to reflect society.

Talent Management

Successful businesses need skilled and motivated teams: a responsible business attracts the best talent and earns its loyalty. Talent management and retention is therefore one of our key human resources strategies. Each year, we implement various initiatives and programmes aimed at helping our employees grow personally and professionally, thereby enhancing their ability to serve our customers in a Simple, Personal and Fair way.

r
Main group data	2018
Total employees (thousand)	203
% employees with a permanent contract	96.0
% employees working full time	94.6
Employees joining/leaving (turnover)	15.4
% of workforce promoted	8.6
Average length of service (years)	10.3
% coverage of collective agreements	70.6

For additional information, see ‘Key metrics’ section of this chapter.

Programmes to identify the best talent

•  Talent valuation committees. A structured process to identify our future pontential talent.

•  Succession planning for leaders. Succession planning for the key positions in the Group to ensure the sustainability and management control.

•  Action Learning Programme Santander (ALPS). A learning programme aimed at managerial talents. ALPS develops leadership and business problem resolution skills within a collaborative environments. Management takes part as sponsors.

•  Digital Cellar. New methods of recruitment to understand and attract digital talent, offering spaces to execute projects (challenges that Santander faces and wants to solve).

•  Young Leaders. Launched in 2018, this professional development programme, has involved 280 young employees from 22 countries. Participants were chosen by their peers, and are engaged directly with our top executives, giving them the chance to develop the Group’s strategy by bringing in new ideas and perspective.

Development and mobility programmes

•   Global Job Posting. Offers all employees the chance to apply for vacant positions in other countries, companies or divisions. Since its launch in 2014, over 4,000 positions have been published globally.

•   Santander World. Our employees can work for several months on a project in another country, promoting the exchange of best practices and broadening their global vision. Since its launch, 1,907 people in 28 different countries have taken part.

Santander, a great company to work for

The talent, commitment and motivation of our 202,000 employees is the basis of our success.

In 2018 Santander received Top Employers Europe 2018 certification which acknowledges the working conditions companies create for their employees. The Group received certification for Santander Spain, Poland (Bank Zachodni WBK), the UK and its Santander Consumer Finance units in Austria, Belgium, Germany, Italy, the Netherlands and Poland.

Likewise, in 2018 Great Place to Work recognised Santander as one of the best financial institutions to work in Latin America. Santander ranked 20th in the Best Multinationals Ranking and ranked in the top 3 of the best financial institutions, thanks to the performance of our operations in Argentina, Brazil, Chile and Mexico.

This 2018 Great Place to Work certification marks a further step forward towards our objective of becoming one of the best companies to work for. It reflects the huge efforts we have been making across all countries to become a more attractive organisation that is capable of attracting and retaining the finest talent, in turn allowing us to help people and businesses prosper while making us a more responsible bank.

Leadership commitments

We know that Leadership is fundamental to the pace of our culture change. Having great leaders helps us to change faster and make the change with more stable and lasting foundations.

In 2018, more than 300 colleagues in 28 countries or units across Santander Group have contributed to identified and define our new leaderships commitments.

In the last few years, Santander has undergone various restucturings that affected jobs and employment. Wherever this has happened, we have followed a series of steps, namely:

•   Participation is facilitated and negotiations take place with the employees’ legal representatives. We engage closely with employees’ legal representations.

•   The legal regulatory minimums for redundancy payments are exceeded. We help individuals relocate and find new work.

•   Social plans that have been presented include aid for relocation and actions to give themaximum support for the employability of those affected.

Knowledge and development

Continuous learning is key to help our employees adapt to a fast-paced, continuously changing work environment. In 2018 a global policy on induction, knowledge and development was developed and approved.

This provides criteria for the design, review, implementation and supervision of training to:

•   Support the business transformation.

•   Encourage global talent management, facilitating innovation, knowledge transfer and sharing and identifying key employees in the various knowledge areas.

•   And supports the company’s cultural transformation under the governance standards set for the Group.

Main group data	2018
Millions invested in training	98.7
Investment per employee (euros)	486.8
% employees trained	100.0
Hours of training per employee	33.8
% of e-learning hours	48.1
Employee satisfaction (over 10)	8.0

The ‘Never Stop Learning’ strategy

►1	►2	►3

Global Knowledge campus:	Leading by Example programme:	Santander Business Insights:

a training space to share knowledge and best practices.	a training programme that helps leaders identify the role that they should play to implement the SPF culture.	a series of conferences that combine internal and external visions to sensitise employees to the importance of certain behaviours in their daily work.

Leaders Academy Experience

This is a new training plan to make it easier for leaders to transform the Group, to equip them with the tools and training they need to accelerate change, and to set an example for their teams and the organisation.

This consists of a four stage learning journey, one sesion held per quarter, focusing on people and an inclusive worforce, new ways of working and business models in the digital age, the “new normal” and how to be great leaders.

In 2018 three conferences, 12 virtual sessions and four workshops were held.

For additional information, see ‘Key metrics’ section of this chapter.

Evaluation and remuneration

We have a comprehensive remuneration system, based on principles approved in 2018 (see Corporate governance chapter of this annual report). It combines a fixed salary (which reflects the individual’s role and level of responsibility) with short- and long-term variable remuneration. This rewards employees for their performance on the basis of merit. It reflects what has been achieved (group targets and individual or team targets) and how these results are obtained (reflecting behaviour and conduct such as leadership, commitment, development and risk management). In addition, the Group also offers pension plans and other benefits such as banking products and services, life insurance and medical insurance.

Fixed remuneration is determined by reference to the local markets. Remuneration levels are set according to local practices and strictly follow the collective agreements applicable in each geography and community. Variable remuneration is a form of reward for achieving the Group’s quantitative and qualitative strategic targets.

Furthermore, to meet European regulations on remuneration, we have identified 1,384 people who take decisions that may involve some risk for the Group and applies to them a deferral policy for their variable renuneration with includes deferral of between three and five years, payment in shares (50% of variable remuneration) and potential reduction (malus) or recovery (clawback).

Main initiatives developed in 2018:

•    Review, together with the compliance function, of the local systems of variable remuneration of sales force (linked to the quality of service and behavior with customers).

•    Reinforcement of the elements of risks linked to variable remuneration.

•    Adoption of the necessary methodology for a consistent analysis of the gender wage gap, including gender wage equity for the performance of the same function.

For additional information regarding remuneration data see ‘Key metrics’ section of this chapter.

For aditional information regarding board remuneration see section 6 of the Corporate governance chapter.

MyContribution

Our employee evaluation model is designed to reinforce the key role that the corporate culture has in driving the Group’s transformation. The model and has an impact on employees´ variable remuneration.

In 2018, this model was applied to all the Group’s executives, and it has been extended to other employees in different geographies and in the corporate centre. In addition, for a group of managers (8,000 people from all geographies in which Santander operates), the corporate bonus schemes takes into account the achievement of strategic targets related to customer satisfaction and loyalty, risk management, the capital base and the risk-adjusted return. Remuneration therefore reflects what an individual has achieved as well as how he or she has behaved.

Diversity & Inclusion

If we are to understand modern society, we need a diverse and inclusive workforce that reflects society. Managing this talent diversity in an inclusive way, reflecting our values, will enable us to attract, develop and retain the best professionals and to achieve better results in a sustainable manner.

We have defined our general principles on Diversity & Inclusion (D&I), with the aim of serving as an ‘umbrella’ for all local initiatives as well as setting minimum standards for countries in their action plans, which will further improve diversity and inclusion in Santander. These general principles have been incorporated into our corporate culture policy as a key enabler to consolidate the cultural transformation.

To ensure appropriate management and promote diversity and inclusion at Group level we have created two working groups:

•    A  Global D&I Executive Working Group with business influencers and decision makers from different geographies and functions to develop and give direction to Group diversity and inclusion strategy.

2018
% of women employed	54.5
% of women in management positions	20.5
Average age of the workforce	38.8
% Employees with a disabilityA	1.7

A. US and Mexico not included.

•    A  Global Network of D&I experts with representatives from the countries (operational team to share practices and be the transmission chain at a local level).

Additionally, in order to foster an inclusive leadership and to help to raise awareness, we have launched a global D&I online training based on learning experiences where participants will get to explore how to shift mindset and develop new skills.

85%
of employees believe Santander treats employees fairly regardless of their age, family, marital status, gender identity, expression, disability, race, colour, religion or sexual orientation. +4 vs 2017.A

A. 2018 Global engagement survey

In 2018 the following diversity and inclusion plans were approved to be implemented across the Group

Gender

•   Talent selection: improve or at least mantain male/female ratio in divisions in selections for leadership positions.

•   Talent identification: increase the percentage of women in the pipeline for succession planning in order to meet 2025 commitments.

•   Eliminate gender pay inequality for those holding positions at the same level and department.

•   Scorecard reflecting diverse representation for leaders.

•   Support women growth by cross function mentoring and development programs.

•   Actions to support maternity and parents.

Culture+ identity

•   Cultural Diversity Mapping.

•   Continue to reinforce Flexiworking by facilitating flexibility measures that promotes a better work-life balance.

•   Affinity Groups. Minorities represented in different employees’ networks.

Disability

•   Mapping and monitoring in all geographies. Include topic at the agenda of local boards.

•   New programs to promote the hiring of people with different disabilities.

Enablement

•   Making sure employees  are aware of D&I Training & Awareness programmes.

Further information regarding diversity in the Group available in ‘Key metrics’ section of this chapter.

Gender equality

Equal opportunities between men and women is a priority throughout the Group. We are promoting multiple initiatives in order to achieve effective equality between men and women at all levels.

The equal pay gap compares women and men who have the same job, level and function. In Santander this is very small. The gender pay gap (GPG) takes into account aggregate data of remuneration of men and women.  Here, we still have a lot to do in terms of increasing representation of women at senior management levels (where remuneration is higher and gender diversity is still low). Changing this is a priority for the Group. This is why we have established specific diversity objectives for our top-level executives.

At the board level, 33% of members are women (December 2018). In February 2019, the board agreed to increase our current objective of women representation of 30% (which we have had since 2015) to equal presence (between 40% and 60%) in 2021.

In order to address the gender pay gap, we have established a methodology based on best practices, establishing common guidelines for both the Group and local units on how to address the pay gap. Likewise, local action plans have been promoted with periodic monitoring and control plans.

The bank also needs to have more diverse talent in STEM skills (Science, Technology, Engineering and Mathematics) - and to do so without harming gender diversity.

Our commitments

Gender diversity

2025  30%1

Cultural diversity (Different educational background, experience in different sector, international experience, race)

2025  70%

1.In top executive positions.

Gender pay gap

.

31%

Gender pay gap measures the difference in pay, regardless of the work´s nature, in an organisation, a business, an entire industry or the economy in general.

GPG is calculated as the difference of the median of the compensation paid to male and female employees expressed as a percentage of the median of the male compensation. For this calculation, compensation includes base salary and variable remuneration, excluding benefits/in kind remuneration or local allowances.

Reported figures are from a study conducted in 2018 (on the basis of 90% of the workforce), based on full-year 2017 compensation data updated to include 2018 compensation projections.

Equal pay gap

3%

Calculation of equal pay gap compares employees of the same job, level and function. This allows to compare like for like jobs.

Factors included in the Group’s local policies which may impact compensation gap between male and female such as tenure in position, years of service, previous experience or background have not been considered to mitigate the reported figures.

Employee experience

Keeping our workforce motivated is key to ensuring their commitment and success in helping people and businesses to prosper. At Santander we do it by implementing measures that encourage listening, work-life balance and a healthy and personally fulfilling environment.

1

Speaking up / active listening

If we are to build a responsible bank, everyone should feel able to speak up, not just to suggest how to improve doing things, but to alert management when things go wrong, or when there is suspected malpractice.

Listening  Speak up  Take action

Global engagement survey

Tracking our employees’ satisfaction via the engagement survey is fundamental for our Group, as it enables us to continue to progress towards being the best bank to work for.

2018 results show that our team is proud of working for Santander and committed to continue making a bank that is more Simple, Personal and Fair. The results also show a significant improvement in the perception that the Group promotes a culture that fosters diversity and which focusses on results. Important areas of improvement include the need to continue improving our processes to make them simpler and more transparent, giving the resources required to ensure the job is done as efficiently as possible.

88% of participation +4 vs 2017	82% of employees committed +5 vs 2017

84% of employees are satisfied with Santander as a place to work. +9 vs 2017	88% of employees belive Santander acts responsibly in the way it does business +1 vs 2017

Ethics channels

In 2018 we have implemented several initiatives to encourage people to speak up and we have created new ways to protect confidentiality and whistleblowers’ anonymity. We have worked on a project to develop a single ethical channel, through which employees will be able to report breaches both of the Code of Conduct and our Simple, Personal and Fair corporate culture. This channel will be managed by an independent third party, in order to ensure confidentiality and the anonymity of the complaint.

For further information see section 7 of Risk management chapter.

2

New ways of working

We promote the transition towards a more flexible way of working that enhances the work-life balance of our employees.

Our corporate flexiworking policy, applicable to the entire Group, includes a set of measures to which each person can benefit based on their personal needs and their professional situation. These measures refer to:

   How we organise the working day (flexibility and time): schedules of entry / exit, alternative configurations to the day, regulation of vacations, guides and recommendations for the rational use of mail and meetings.

   Where we work from (flexibility in space): working remotely, teleworking.

In addition, through an agreement signed with the representation of workers, Santander has committed to promoting a rational management of working time and its flexible application, as well as the use of technologies that allow a better organisation of the work of our professionals and that includes the right to digital disconnection.

Likewise, we are also redesigning our offices to obtain a new work space that better encourages collaboration.

82% of employees indicate that their direct manager helps them reach a reasonable balance between personal and professional life.A	84% employees indicate that their direct manager facilitates flexibility in the work team.A A. 2018 Global engement survey results.

3

Culture of recognition

The StarMeUp initiative is a global recognition network that allows employees to appraise employees who lead by example by championing SPF behaviours.

In 2018, one and a half million StarMeUp stars have already been given by Santander’s professionals to other colleagues. This is proof of how the culture of recognition is being consolidated in the Group.

This year, we have reached more than 132,000 active users of StarMeUp in the Group, 11% more than the goal set during the first months of 2018, and we have already given 689,000 stars to our colleagues.

4

Volunteering

Volunteering builds a strong team spirit and a sense of purpose – while also helping the communities in which we operate. Thanks to our corporate volunteering policy, employees are entitled to spend a certain number of working hours each month or year volunteering.

In 2018 our legal services, in line with the strategy and culture of the Group, have launched Santander Legal Pro Bono. This challenge requires our lawyers to provide voluntary and unpaid work, using all their knowledge and professional skills to support non-profit social, cultural or educational organisations that cannot afford legal services, and whose aim is helping persons in a situation of social vulnerability.

Likewise, in headquarters, throughout December, we developed ‘ideas marathons’ (related to communication and marketing, technology and systems, human resources), at which our team helped various NGOs to improve their identity and brand image, their presence on social networks and branding, as well as their organisation and analysis of data. We also helped organisations develop their support for communities – for example, so that one charity which cares for young people can help train them for the labour market.

Pro Bono activities are part of the Group’s corporate social responsibility and, in particular, in the objective of creating value for the community in the long-term.

In countries such as Brazil, Spain, the United States, Poland, Portugal, or the United Kingdom, our employees have also devoted working hours to promoting financial education and teaching people to manage their finances in an effective and organised way.

Likewise, employees also participate in numerous initiatives to improve the quality of life of people.

Our Group Executive Chairman Ana Botín, participating in a chariry toy collection organised in collaboration with the Spanish Red Cross in Boadilla del Monte, Madrid.

+40,000	+130,000
employees participating in community activities	hours devoted

Banco Santander, host of the European Pro-Bono Summit 2018

The Group City hosted the European Pro-Bono and Skills-Based Volunteering Summit, the leading international congress in this field. The gathering was attended by over 130 people from around 20 countries across five continents, addressed by more than 35 international speakers on how to leverage employee talent and generate a positive social impact.

5

Health and occupational risk prevention

Santander has an occupational risk prevention plan available to all the employees on the corporate intranet.

We are aware that one of the important aspects of motivation, commitment and real equality for our employees is the balance between personal and work life.

Santander continues to promote a healthy and work-life balance, through policies and services to address the personal and family needs of our employees. Our General Code of Conduct highlights the importance of promoting a working environment that is compatible with personal and family life.

In addition, within the New Ways of Working initiative, Santander has designed the new work spaces and their equipment, both from the ergonomic perspective and from the safety aspect.

BeHealthy

In Santander, the health of our people is the health of our company. This is why we have a commitment to be one of the healthiest companies in the world, and offer employees health and wellness benefits, and raise awareness on this topic, through our BeHealthy programme.

In 2018 we partnered with The Leadership Academy of Barcelona to launch a digital space where employees around the world can access training on the four pillars of BeHealthy: Know your numbers, Move, Eat well, and BeBalanced. In this space employees can access the flagship training programme called Sustaining Executive Performance where they can find the keys to achieving improved performance, both personally and at work, by through encouraging healthy habits.

Also, in 2018 we signed a global agreement with an innovative company called Gympass that offers colleagues the chance to benefit from over 40,000 affiliated health and wellness centers across the globe for one membership, offering a wide range of activities from gyms, cross-fit, dancing, yoga, pilates, among others.

3.7%	10,367	0.5%
Absenteeism rateA	thousand hours missed due to non-working related illnesses & accidents	Work-related illness rateB

A.   Hours missed due to occupational accident, non-work related illness or non-work related accident for every 100 hours worked.

B.   Hours missed due to occupational accident involving leave for every 100 hours worked.

For additional data disclosure, see “Key metrics’ section of this chapter.

Responsible business practices

Being responsible means offering our customers products and services that are Simple, Personal and Fair. We need to do the basics brilliantly and, when things go wrong, we need to solve problems fast and learn from our mistakes.

Products and services commercialisation and consumer protection

Our Product Governance and Consumer Protection function, within our Compliance and Conduct area, designs the crucial elements for the appropriate management and control of marketing and consumer protection.

In this context the Group has a commercialisation committee, whose objective is to prevent the inappropriate distribution of products and services and to ensure the protection of customers by validating products and services. It also has a monitoring and consumer protection committee, which monitors the products and services we already have in the market and ensures that customers‘ needs are met and their rights are protected throughout the entire product life cycle.

Additionally, our corporate consumer protection policy sets out the specific criteria to identify, organise and execute the principles of consumer protection for our customers, and also sets out the specific criteria for the control and monitoring of compliance.

Financial education

Financial education is a key element in the relationship with our customers and is part of our principles of consumer protection. We are committed to promoting financial knowledge, educating on how to use banking services effectively and generating more confidence and security in their use.

In order to structure this activity and ensure homogeneous principles of conduct across all financial education initiatives, we continue working on the design and development of some best practice guidelines applicable to all these initiatives, in line with the criteria of supervisors and regulators.

For more detail on product governance and consumer protection see ‘Risk management’ chapter.

For more information on financial education see ‘Community investment’ section of this chapter.

Corporate consumer protection policy:  principles of financial consumer protection

Treat Customer fairly Complaints handling Consideration of special customer’ circumstances and prevention of over-indebtedness Data protection Customer-centric design of products and services Responsible pricing Financial education Transparent communication Responsible innovation Safeguarding of assets

Vulnerable customers

The Group has worked on standards and good practices when dealing with vulnerable customers and preventing over-indebtedness. This enables us to transmit to all business units, standards of action to promote the definition, identification, treatment and management of clients in special circumstances and apply solutions that suit their specific needs, to proceed in their best interests and always offer viable solutions.

These standards and good practices will be included in a corporate guide that will establish, among other, a common definition of vulnerable customer and prevention measures of over-indebtedness.

We adapt quickly to market changes

After the financial reform carried out in Mexico, a specific complaints channel was created so that customers could raise their complaints about certain activity cases of the recovery agencies.

In response we evaluated the treatment of customers throughout the Group in order to identify possible improvements in this process and share good practices among all business units.

Operational excellence and customer satisfaction

We are consistently tracking our customers’ views and their experiences with Santander. This data reveals where we can improve our services further, and helps us gauge customers’ loyalty to Santander. More than a million surveys are conducted annually.

To ensure that the entire Group remains focused on the customer, customer satisfaction has been included as a metric in the variable remuneration systems of most of the Group’s employees.

Customer satisfaction

Customer satisfaction by countries

B. Internal benchmark of active individual customers’ experience and satisfaction. Data at 2018 year-end. Audited.

New, redesigned branches are transforming customers’ experience

With initiatives such as WorkCafé in Chile, Smart Red in Spain and the digital branch in Argentina, our new branches are transforming customer experience in nearly 1,000 locations.
are 20%
more productive

generate 96%
customer satisfaction

Increase brand visibility and engagement with communities

Complaints management

We don’t simply aim to address complaints, but to learn from them – tackling the issues that gave rise to complaints in the first place. The Group procedure for complaint management and analysis aims at adequately handle any complaints submitted, ensuring compliance with the local and sectoral regulations applicable, and to provide customers with the best possible service.

Root-cause analysis has been reinforced with the application of Group methodologies and standards. In addition, reporting and governance in all units has been completed in order to identify recurrent or systemic incidents or problems that could generate detriment in customers, to correct their original causes.

Listen  We consider it essential to listen carefully to our customers´ questions, complaints and claims.
We listen to our customers, as their loyalty to Santander generates sustainable returns.
Analyse  Review and understand the customers’ needs.

Act  According to the nature of the complaints, provide innovative solutions.

Improve  Apply the improvement globally.

US

In the US, the Santander complaints management team has evolved significantly and improved complaint management. This in turn has led to improved customer satisfaction through the development of a new methodology to identify vulnerable customers. This new development allows us to support those vulnerable customers accordingly and to provide them with a solution in keeping with their circumstances.

Mexico

In Mexico, we have launched a new app that allows customers to submit claims for charges not recognised for purchases made with a card. This process will reduce the time in which a clarification is recorded by up to 60%, and makes it possible to track any report, even if it has been initiated by other channels. The customer’s balance is not affected while the claim is being resolved.

Risk culture

Managing risk prudently is a cornerstone of a responsible bank. This requires clear policies, processes and lines of accountability – all backed by a strong culture that reflects the fact that in a bank like Santander, everyone has a role to play in managing risk.

Our risk management and compliance model is key ensuring we operate and behave in a way that reflects our values and corporate culture, and delivers our responsible banking strategy. It is based on three lines of defence:

1. business and support units,

2. risk management and compliance,

3. internal audit.

The board of directors is responsible for the risk control and management, and, in particular, for setting the risk appetite for the Group.

Of particular interest in the area of responsible banking are risks related to compliance, conduct, digitalisation and climate change, as well as the analysis of social, environmental and reputational risks.

Risk culture as part of our corporate culture - Risk Pro1

Risk management is underpinned1 by a shared culture that ensures that all employees understand and manage the risks that are part of their daily work.

Santander’s strong risk culture is one of the main reasons the Group has been able to deal with changes in the economic cycle, new customer requirements and the rise of competitiveness, and the reason why Santander has earned the trust of its employees, customers, shareholders and society as a whole.

Against a backdrop of constant change, with new types of risk emerging and increasing regulatory requirements, the Group maintains an excellent level of risk management that enables it to achieve sustainable growth.

This involves prudence in risk management and building a sound internal risk management culture across the whole organisation, which is understood and implemented by all employees.

The risk pro culture is reinforced in all the Group’s units by the following initiatives:

•	Employee life cycle. From the selection and hiring phases and throughout their professional career, employees are made aware of their personal responsibility for risk management.

•

Risk management is included in all employees’ training. The Risk Pro Banking School and Academy help define the best strategic training goals for our professionals in accordance with Group priorities, in addition to disseminating the risk culture and developing the best talent.

•	Risk culture awareness, its understanding and embedding has been driven globally and locally through the various initiatives.

•	Communication. The conduct, best practices and initiatives that exemplify the risk culture are disseminated through various communication channels, leadership direction and individual actions.

•

Risk culture assessment. The Group performs a systematic and ongoing assessment of the risk culture to detect any potential areas for improvement and implement action plans. This has involved the simplification of global indicators used to assess the level of penetration and dissemination of the risk culture within the Group.

•	Governance. The risk culture and risk management are underpinned by sound internal global culture and risk management governance.

•

Advanced Risk Management (ARM). ARM is a reflection of the importance of having a robust risk culture. For the Group, it is a priority aspect for its long-term goal for remaining a solid and sustainable bank.

For more information, see the Risk management chapter.

1. I AM RISK in UK and US.

Embedding risk management into the employee lifecycle

93% of employees claim that they are able to identify and feel responsible for the risks they face in their daily work.A A. Global engagement survey 2018
Talent selection & profiling • Risk within Recruitment practices • Risk included in Onboarding
Inspirational Leadership • Top management engaged in risk • Alignment with The Santander Way	risk pro …Everyone’s business

Growth and Development

•  Group-wide risk pro e-learning completed by 132k employees and new employees in 2017

•  Increase in risk management training through Risk pro banking schools, Academies and The Santander Way training

Reward & Recognition • 10% risk objectives included in employees performance assesments • Risk recognition		Daily work • Unique Risk Portal as a single information point • Simplifed risk policies • Ongoing awareness + understanding

Cyberrisks

Cybersecurity is critical in the digital age. Cyberattacks and fraud risks pose systemic risks to financial services. Customers expect their data to be held securely and handled ethically.

To address this, in 2018 we have continued to strengthen our digital defences through the new cybersecurity framework. As our employees are our first line of defence, we have launched a new cybersecurity and IT conduct policy that provides five simple rules to help protect employees and Santander from cybercriminals.

Shareholder value

Our aim is to build lasting loyalty among our more than four millions shareholders by aiming to deliver sustainable growth, predictable profits and transparency.

Creating value, building loyalty

Our approach is to earn the lasting loyalty and conﬁdence of our more than 4,1 million shareholders in 170 countries. As a responsible banking, transparency and engaging with investors and shareholders is a priority.

We are addressing key shareholder issues as follows:

•	Principle of one share, and one vote and one dividend.

•	No defensive mechanisms in the Bylaws.

•	Encouragement of active and informed participation at meetings. In 2018 Santander broke its record for participation at the general shareholders’ meeting (quorum of 64.55%).

•

Use of new technologies to improve processes. Blockchain was used for investor voting at the 2018 annual general shareholders’ meeting. This enhanced global proxy vote transparency and increased operational efficiency, security and analytics, which is beneficial for investors, issuers, agent banks and custodian banks.

Meanwhile, we remain in constant communication with shareholders, sharing relevant information in a timely way whith them (as set out in our policy on communication and contact with chareholders, institutional investors and Proxy Advisors). In 2018, we launched a ‘Virtual Customer’ channel so shareholders can hold virtual one-on-one meetings with the Shareholder and Investor Relations team.

Shareholder remuneration

In 2018 the Santander remained one of the most proﬁtable banks in the world.

•	In a trading environment of high volatility, we have met all the financial targets we set, increasing shareholder remuneration to 23 cents per share in 2018[1].

•	This represents an increase of 4.5% per year of the total dividend per share, with a 9% increase in cash per share[1].

•

In a difficult environment, the main indices and the Santander share ended lower. The Santander share was down 27.5%, while Stoxx Banks fell 28.0%. Santander’s total shareholder return was 24.3% lower.

•	On 31 December, Santander was the number one bank in the Eurozone and in the sixteenth-largest bank in the world by market cap - at EUR 64,508 million.

•	At year end, Santander had 16,236,573,942 shares outstanding and posted daily average trading of 74.7 million shares in 2018, the most liquid in Europe.

			Dividend per share:	Earnings per share:
4.131	EUR 3,724	EUR 0.23	4.5%	11%
million shareholders	million total remuneration[1]	euro/share	increase vs 2017	increase vs 2017

Remuneration in cash1
Euros per share

1. Total divided charged to 2018 results is subject to 2019 AGM approval

Capital distribution by shareholder type	Capital distribution by geographic location

A. Shares owned or represented by directors. For further details on shares owned and represented by directors, see ‘Tenure, committee membership and equity ownership’ in section 4.2 and subsection A.3 in section 9.2 ‘Statistical information on corporate governance required by CNMV’ in the Corporate governance chapter.

For more information on shareholder transparency  & remuneration, please see section 3 of the Corporate governance chapter.

Awards and recognitions	Environmental commitment	Social commitment

The performance of our Shareholder and Investor Relations team was recognised by prestigious industry publications such as IR Magazine and Institutional Investor and it gained prominent positions in the Extel survey.

In 2018 we have worked to reduce the carbon footprint - left as a result of the trips to and from the annual general meeting - by 52% compared to 2017. Likewise, this footprint has been offset continuing the programme established in 2016.

In collaboration with the Universia Foundation, in 2018 Santander awarded 58 Capacitas grants to shareholders and their families to support disabled people integrate into socety and find work.

Engagement with shareholders, investors and analysts

The shareholder and investor relations team had the following priorities in 2018:

 Maintain continuous, fluid communication as well as the dissemination of relevant information to our stakeholders, fostering a flowing dialogue.

 Optimise and enhance the Group’s reputation in the markets.

 Enhance personalised service to shareholders and seek their opinions.

 Facilitate the participation of shareholders at the general shareholders´ meeting.

 Offer exclusive products and benefits through yosoyaccionista.santander.com website.

391,926	1,134	252
shareholder and investor consultations through studies and qualitative surveys	contacts with institutional investors	meetings with shareholders

166,149	+1,000	53
queries managed by email, phone, WhatsApp and online meetings	communications sent using mainly digital channels	meetings with ESG investors and analysts

Evaluation of Santander by ESG indexes and analysts

Santander sustainability performance is periodically evaluated by well regarded indices and ESG analysts.

These evaluations and their results are used internally to measure our performance and find improvement opportunities.

In 2018, our results stand out in the Dow Jones Sustainability Index, where Santander ranked third bank in the world and the first in Europe. Santander remains a constituent of the FTSE4Good Index Series.

Santander is also evaluated by ESG analysts such as Sustainalytics, Vigeo Eiris, ISS-oekom or MSCI.

Others ESG analyst valuations1

Rating/Scoring	2018	Vs. last year	2017	Vs. Sector average
ISS-oekom	C	=	C	>
MSCI	A		BBB	>
Sustainalytics	70		68	>
Vigeo Eiris	57		46	>

1. Source, latest rating /scoring available at the end of reference period: Sustainalytic ESG Score relative to our peers at Nov 2018 and Dec 2017; ISS-oekom rating at Dec 2018 and Jan 2018. Vigeo Eiris ESG overall score at Dec 2018 and Dec 2016; MSCI ESG Ratings assessment (on a scale of AAA-CCC) Oct 2018 and Oct 2017.

Responsible procurement

Our suppliers throughout the world also have an impact on communities and the environment. So we expect our suppliers operate in an ethical way, upholding the ethical, social and sustainable standards as we do.

We have a model and policy for managing our suppliers, setting out a common methodology for all countries to follow when selecting, approving and evaluating suppliers. In addition to traditional criteria such as price and quality of service, sustainability issues are included in this methodology. Where necessary, both the supplier and Santander are advised to change processes and practices.

In 2018, we have strengthened the principles of responsible behaviour for suppliers, which have been included in our supplier certification policy. These principles establish the minimum principles that we expect from our suppliers in the areas of ethics and conduct, social matters (human rights, health and safety and diversity and inclusion) and the environment. These principles are aligned with the ten principles of the Global Compact.

Likewise, we have a whistleblowing channel for suppliers, through which any supplier that provides services to Banco Santander, S.A. or its subsidiaries are able to report inappropriate conduct by Group employees which breaches the framework of the contractual relationship between the supplier and Santander. This whistleblowing channel was implemented in Argentina, Brazil, Chile, Mexico, Portugal, Spain and United Kingdom. In 2018, channels were also established in two more countries where Santander Consumer Finance operates: Germany and Italy.

1. Supplier certification policy

In 2018, we reviewed our supplier certification policy, and strengthened our social and environmental criteria. According to this policy, a supplier is viewed positively if:

Certification:

•	They have obtained official certifications related to quality, environment management, labour relations, prevention of occupational risks, corporate social responsibility or similar.

Sustainability standards:

•	They have signed up to the Global Compact or have their own ethical, social and environmental principles with a periodic reporting.

•	They have frameworks, policies, procedures, indicator records and/ or related initiatives on environmental and social issues.

Code of conduct:

•	They have a code of conduct and its corresponding governance (deployment, monitoring and control).

2. Risk control

•	We have updated the risks criteria assessment, according to the Group policies in this area, related to cyber, data privacy, business continuity, facilities and security.
•

In Spain, we have implemented a vendor risk assessment center in order to ensure a uniform application of our supplier certification, that will be implemented in other countries progressively during 2019 and 2020.

Country best practices

Santander Totta, certified as a family responsible company by the Màsfamilia Foundation, recommends that its suppliers adopt measures to improve the work-life balance of its employees.	Santander US, committed to diversity, works with business organisations that support minorities, women and disadvantaged and local companies in their supply chain.	Santander Brazil, in 2018, invited 250 suppliers to participate in the Carbon Disclosure Project Supply Chain.

Principles of Responsible Behaviour for Suppliers

Ethics and conduct

All actions by suppliers within the Group must be subject to the principles of transparency and honesty in any relationship they have with any public body and private individuals, and not be involved in any actions associated with bribery, influence peddling or any form of corruption in both the public and private sectors. They shall refrain from actions such as offering, giving or receiving commissions, gifts (with the exception of those that conform to social customs) or advantages of any kind that could be considered acts of corruption.

In addition, suppliers shall take all necessary measures to avoid conflicts of interest. The supplier shall avoid any relationship with Group management or any other person with decision-making or influence in relation to a contract or transaction that they are negotiating in their capacity as suppliers for Santander.

Santander also expects its suppliers to have internal ethical policies, standards or procedures that include at least compliance with local laws, anti-corruption measures and initiatives to ensure business integrity.

Social

Human rights: Santander expects its suppliers to work to support and respect the protection of human rights in accordance with the United Nations Universal Declaration of Human Rights, the Fundamental Conventions of the International Labour Organization and the United Nations Guiding Principles on Business and Human Rights.

This means that suppliers must:

•	Prohibit forced labour and ill-treatment of their employees. This includes a ban on all trafficking in human beings.

•	Ensure the absence of child labour.

•	Allocate a living wage sufficient to meet the basic needs of their employees and ensure compliance with the regulations in force in the countries where they operate.

•	Ensure that working hours are not excessive and that the maximum working day complies with national legislation.

•	Respect their employees’ freedom of association.

Health and safety: Suppliers must comply with health and safety requirements to provide their employees with a safe and appropriate working environment.

Diversity and Inclusion: Suppliers must undertake to treat all their employees fairly and equally and not to discriminate on the basis of origin, race, sex, religion, opinion or any other personal or social condition or circumstance.

Environment

Banco Santander is firmly committed to environmental protection and the transition to a low carbon economy. Santander therefore invites all suppliers to join it in this commitment by:

•	Having a sustainability or environmental policy that is aligned with the size and operations of the company and that addresses the prevention, mitigation and control of environmental impacts.

•	Implementing environmental management systems.

•	Setting targets for reducing emissions and consumption.

•	Promoting continuous improvement.

Challenge 2: Inclusive and sustainable growth

We play a major role in supporting inclusive and sustainable growth

Inclusive...

by meeting customers needs, helping entrepreneurs start companies and create jobs, strengthening local economies, tacking financial exclusion, and supporting people to receive the education and training they need.

Meeting the needs of everyone in society	Boosting enterprise	Financial empowerment `

We develop innovative, simple, and personalised solutions to respond to customers’ demands and meet the needs of everyone in society.

We develop products and services designed to cater for the needs of small and medium-sized enterprises (SMEs), to help them prosper, increasing employment and sharing wealth more broadly across society.

We develop products and services for the most vulnerable and hard pressed in society, giving them both access to financial services and the skills to manage their finances.

Support to higher education	Community investment	Tax contribution

We have created a world leading network of universities, through which we help people access education and learn new skills.	We run various social programmes to help local communities access childcare, financial education, art and culture.	Wherever we operate, we pay our fair share in taxes, contributing to the growth and progress of the communities in which we are present.

Sustainable...

by financing renewables energies, supporting smart infrastructure in the developing world, as well as agrotech and green tech. We actively support the transition to a low carbon economy.

Sustainable Finance	Analysis of environmental and social risks	Environmental footprint

We innovate to offer new financial products and services that integrate ESG criteria along three main lines: sustainable infrastructures, socially responsible investment and climate finance.	We analyse and measure the social and environmental risks of our investments, as well as the opportunities that responsible products and services can bring.	We measure our environmental footprint and we are committed to reducing our environmental impact in the countries in which we operate.

Meeting the needs of everyone in society

We want to be the bank of choice for all customers, including those on low incomes and from vulnerable groups, offering them the services and products they need.

1|2|3 World and other engagement strategies

We offer a wide range of simple and innovative services and products that enable every customer to manage their finances in the best possible way.

  1|2|3 World is our value proposition for individual customers in Portugal, Spain and the UK. It allows them to earn interest on their account balance and money back on spending, as well as other benefits. In Mexico, we also developed Santander Plus, the local version of 1I2I3.

  Santander Life, in Chile, offers an unprecedented value proposition for the middle and low income segments.

  In Argentina, the range of Super Account and Infinity accounts offers different solutions to meet the differing needs of our customers including unlimited movements without charge, savings on card purchases and other bonuses.

  Santander Bank, in the US, offers Simply Right Checking, a simple checking account with no hassles, and no surprises. Also we offer the Santander Basic Checking Account with no gimmicks, no minimum balance requirements, and a low, fixed monthly fee.

Credit to households

Loans to customers at December 31, 2018, net of impairment losses millons euros
Residencial	314,017
Consumer loans	156,116
Other purposes	17,562
Total	487,695

Products & services for low income and vulnerable groups

 Superdigital is a platform that allows customers to open a digital payments account with which they can operate in a matter of minutes, without needing to have a bank account. It provides simplified financial solutions and enables financial access to all users, including the unbanked and those residing in areas with little or no bank coverage.

 Our Community Development Finance unit lends to projects that benefit low-to moderate-income individuals and communities, primarily through affordable housing projects, whereby tenants pay below market rent, and many units are earmarked to individuals with specific needs.

 We help families with problems to cope with the payment of hoysing. Since 2011, we have helped more than 140,000 families with financial problems to continue paying their homes, with specific measures which include: the suspension of evictions to 9,362 families, without any eviction since November 2012; donations in payment to 13,760 families; and more than 134,100 refinancing and restructuring of 112,300 families and 21,800 companies mortgages. In addition, to facilitate access to housing, Santander has contributed 1,000 homes to the Social Housing Fund, of which 963 are for rent. On the other hand, we have in social rent other 568 houses with more affordable rents conditions for families in vulnerable situation. Santander was the first large financial institution to adhere to the code of good banking practices in March 2012.

 All front-line and customer-facing employees are provided with additional training to help recognise and understand issues which might impact customers, particularly those customers who are dealing with (or facing) vulnerable situations.

SMART RED branches

Our branches are where we interact face-to-face with our customers. As part of our digital approach, we are renovating them to create a better customer experience with an innovative and functional design to make them more comfortable. We have stripped out architectural barriers to make them accessible to all and increased the technology available to provide a more agile and personalised service.

Offices
13,217

Digital Solutions

One Pay FX.  Is a new blockchain-based service for international payments. It allows our customers to make international payments of up to EUR 11,000 per day, in a quick and easy way.

Mobile payments. We provide all available mobile payments for credit cards.

 GPISwift. This is a certification program for global payment solutions which speeds up, and makes it possible to track, international transactions.

Digitalisation (Super Net, Super Movil, Super Wallet) that improves online and mobile banking platforms to offer customers innovative and high-quality services.

ChatBot Customer Service. This is an automated customer service solution that uses artificial intelligence to understand and solve customer needs in real time.

Mobile banking users
32 million
(Users of both internet and mobile banking count as one.)

Blockchain

We are playing an important role in the financial services blockchain community. One Pay FX was the first blockchain-based international transfer service launched for private customers in various countries. We are also a founding partner of the Enterprise Ethereum Alliance, Alastria, we.trade and Utility Settlement Coin.

Openbank

In 2018 Openbank, the largest digital bank by balance sheet size, increased its deposits by 19%, its number of credits by 90% and its number of customers by 8%, which already exceed one million users. We have launched new functionalities to meet our customers’ expectations, such as a robo-advisor (an automated investment service) and a service to add accounts from other banks.

Boosting enterprise

Entrepreneurs and small businesses generate jobs and wealth that underpin inclusive societies. By helping them, we can help all society to prosper.

Santander SMEs

Our strategy to help SMEs reflects the different market conditions in the countries where we operate. We aim to help all sizes of businesses, both by lending and offering non-financial support - such as training and access to our networks. Our objective is not just to be an SME's bank, but its partner as it grows. We use our scale to help SMEs find new customers and enter new markets.

EUR 117,420
million in loans to SMEs and self employed professionals

New solutions in 2018

 In Mexico, Santander and the country's Secretariat of Economy signed an agreement to make it easier for entrepreneurs and SMEs to open digital accounts using a new system which will benefit 18,000 customers in 2019 alone.

 In Spain, Santander launched a fully digital onboarding service for companies, which streamlines the process. You can register from a computer, mobile phone or tablet in only five steps and with the same safety and compliance standards as the paper-based process.

Global digital solutions to boost SMEs growth

Santander Trade, support for Exporters.

To help companies export, we offer them free online information about markets, partners, regulations, currencies, and much more.

In addition, companies can access the entire network of the Group, as well as an exclusive community of more than three million exporting and importing business customers of Santander throughout the world.

Santander Trade also offers webinars and online seminars taught by the best experts. And it has a wide network of non-banking professionals to help companies trade globally.

Santander Cash Nexus, global connectivity.

This agile treasury management platform allows companies to digitise the management of liquidity, collection and payment transactions, as well as direct debits; and to centralise information through electronic channels. It combines our global service with a wide range of local services, all through a single online portal.

We.trade, simplification of operations.

In collaboration with eight other European banks and IBM, we have developed the first trading platform for commercial clients and their banks based on blockchain.

This platform offers companies a simple interface that takes advantage of the innovation of 'smart contracts' and opens the door to new business opportunities.

Santander won 'Most innovative use of blockchain in the financial sector 2018' award in the Blockchain Expo Europe.

Agreements with multilateral entities to boost financing to SMEs

In Spain in 2018 Santander signed four new agreements with the European Investment Bank (EIB) to provide financing to SMEs on advantageous terms, for a total amount of EUR 875 million.

In Brazil the Group also signed, with the Development Bank of Latin America, a line of credit for CAF SMEs controlled by women, for a total value of EUR 42 million.

In total, in the last 3 years, the Group has signed agreements with multilaterals such as EIB, EBRD, IFC, CEB and CAF to offer financing lines to SMEs in Spain, Brazil, Poland and Portugal for a total value of EUR 3,870 million.

Non financial solutions programs for SMEs

We also offer additional non financial solutions to boost the internationalisation, training, employment and digitalisation of SMEs.

This includes basic and advanced business management courses, as well as lectures and masterclasses to improve their financial management skills, teaching them how to use the different financial tools and services available to them to promote and grow their businesses in an inclusive and sustainable way.

Financial empowerment

We help people get access to finance, set up or grow microbusinesses, and give them the skills to manage their finances.

Financial empowerment boosted by digital technology

We want to give everyone access to financial services, regardless of where they live, age or financial situation. Digital technology helps us to offer thousands of people not just a bank account, but also education in financial matters. Data helps us tailor our products and services to their individual needs. What’s more, by banking online, our customers have the peace of mind that they don’t need to carry cash - and can make payments more easily.

Traditional banking	+		Digital banking
Branches and ATMs			Internet + Mobile banking

Guaranteeing access for all segments

➔ Sparsely populated communities	➔ Low-income communities	➔Most vulnerable groups	➔ University students

Example 1: Digital solutions	Example 2: Working with others	Example 3: Sparsely populated regions

Superdigital is a Santander platform that allows users to make deposits, withdrawals and payments without the need to have a bank account.	In Mexico, Santander offers customers the possibility of carrying out basic transactions through more than 19,000 stores such as Oxxo, 7 Eleven and others.	In Spain, Santander has 526 branches and 114 agents establishments in sparsely populated regions with under 10,000 inhabitants.

Products and services that meet the needs of every community

We offer microfinance services to low income and underbanked entrepreneurs to help them set up small businesses, which are the driver of economic growth and social mobility.

EUR 160 million People benefited from financial education programmes in 2018	+273,000 micro-entrepreneurs supported in 2018

Promoting financial education

Our objective is not merely to help people open bank accounts, but to ensure that they have the skills to manage their finances, and can make the right choices about the products and services that suit them.

+360,000 People benefited from financial education programmes in 2018

Main microfinance programmes supported by Santander

Tuiio

Launched in 2017, TUIIO offers products and services specially designed for low-income and underbanked population.

Prospera

Santander is recognised as the leading provider of microcredits among the private banks in Brazil.

Microfinance in Santander Río

Since 2015, Santander has offered productive microcredits to customers of its financial inclusion branches.

1,7 billion unbanked people in the world, of wich 200 million are in Latin America. Source: World Bank

 Productive and oriented microfinance model.

 Focus on those who do not have access to the formal financial system.

 Micro-loans are granted to neighbourhood groups composed of 3 or 4 micro-entrepreneurs.

 65% microcredits are received by female heads of household.

 Average loan: 600 euros.

 Average term: 7 months.

 Financial inclusion program aimed at promoting a social impact in the communities.

 Focus on the support and development of productive activities.

 Micro-loans are granted to community groups composed of at least 8 micro-entrepreneurs.

 Average loan: 400 euros.

 Average term: 4 months.

Cleonice, Brazil.

Since when she was a little girl, Cleonice liked to see her mother sewing. She started helping her at an early age.

Today Cleonice makes clothes, has three employees, a shop and a sewing room. Prospera supported her with the renovation of her workshop and the purchase of more machines so that she could serve her customers faster.

Supporting higher education

Banco Santander is the world’s largest corporate contributor to education1. We have built a unique network of 1,235 universities worldwide, through which we support students, research and entrepreneurs.

EUR 121 million to universities	1,235 agreements with universities and other academic institutions in 33 countries

Main lines of action of Santander Universities

1 

Education
We have created the largest scholarship programme in the world financed by a private company, as we believe that education and people progress go hand in hand. Since 2002 we have invested more than EUR 1,700 million.

	73,741 university study grants	2018 metrics
2 

Entrepreneurship
Santander X, aims to become the world’s largest ecosystem for university entrepreneurship, connecting entrepreneurs with the three most valuable types of resources for them: talent, clients and financing. This helps them turn an idea into a company. To do this we promote collaboration between universities, the business sector and entrepreneurs themselves.

20,000 university entrepreneurs supported
3 

Employability
Universia is a digital platform of non-financial services for the university ecosystem. We offer career guidance and employment services, as we aim to be the main source of advice in the Ibero-American world for young talent management.

600,000 jobs intermediated in 7 countriesA A. Estimate 40% of the total published vacancies in 2018.

Universia Foundation

Through scholarships, internships and employment, the foundation helps students with disabilities find work and integrate into society. Meanwhile, through the foundation, we have also supported numerous initiatives to raise awareness of the challenges of disability, linked to culture and sports, with which we have reached more than 130,000 people.

In 2018:

603

university students with disabilities received a scholarship

153

people with disabilities were included in employment

1.  According to The Fortune 2018 Change the World list.

IV Universia International Rector’s Meeting

In 2018 we held IV Universia International Rector’s Meeting in Salamanca, Spain. The meeting brought together 600 rectors from 26 countries representing 10 million university students around the world to discuss ‘University, Society an Future’.

The conclusions are set out in the ‘Salamanca Charter’, a document that reiterates the universities’ commitment to continue leading progress by reinventing and transforming themselves.

For more information visit https://en.universiasalamanca2018.com

Santander scholarship programme

New Santander Scholarship website where the university community can find scholarships and grants for studies, mobility and research that will help them in their academic and professional development. Since its launch in july 2018, we have received more than 2.5 million visits.

We are committed to a vision of the future in which inclusion, equal opportunities and sustainability, will be the priorities that guide all our decisions.

Ibero-american mobility grant

José Rivera Contreras,

Universidad Católica de Norte, Chile

Thanks to an exchange programme with Spanish universities, run by Santander, he was able to focus on environmental law at The University of Zaragoza.

“Living in another country helps you to form professional connections and friendships with people from all over the world. Creating a network of contacts with people from all kinds of cultural and social backgrounds is amazing for your professional future. I have moved up a rung on the ladder thanks to the opportunity I was given by Santander.”

See video

“In the next three years more than 200,000 students will receive a Santander scholarship, achieve a practice in an SME or participate in entrepreneurship programs led by your universities and supported by Santander”

Ana Botín, chaiman of Banco Santander

For more information visit www.becas-santander.com

Community investment

We encourage inclusive and sustainable growth through initiatives and programmes that support access to education, social entrepreneurship, employability and welfare in the communities where we operate.

EUR 58 million in social investment	7,647 partnerships with NGOs and social welfare institutions	2.5[1] million people helped

Commitment to childhood education	Financial education	Support for social welfare

We conduct various activities that support educational projects focused in Latin America. For many years we have supported education projects in different countries, to provide equal opportunities for all children and support the sustainable development.

We support financial education programmes in partnership with local organisations to raise children's awareness of the importance of saving. This helps prepare young people for embarking on an independent life and to assist families when making basic financial decisions. We also run financial training workshops and masterclasses for our SME and self-employed professional customers to help them strengthen basic management skills.

We run several programmes to tackle poverty, vulnerability and social marginalisation. We also support programmes to prevent disease; and promote health and welfare programmes designed to help disabled people and their families.

+600,000 children helped through programmes to support childhood education	+350,000 people helped through financial education programmes	+1 million people helped through programmes designed to tackle social exclusion

1.  The Bank has devised a corporate methodology tailored to Santander’s requirements and specific model for contributing to society. This methodology identifies a series of principles, definitions and criteria to allow the Bank to consistently keep track of those people who have benefited from the programmes, services and products with a social and/or environmental component promoted by the Bank. This methodology has been reviewed by an external auditor.

Protection and dissemination of culture

And we support cultural initiatives mainly through:

➔  The Santander Foundation, which supports activities in the fields of art, education and young talent, literature, the environment and science.

➔  Santander Cultural, which offers programmes in visual arts, culture, music, education and films.

+1 million

people benefited from art and culture initiatives

Tax contribution

We support the progress of the communities where we operate, through a fiscal contribution consistent with our activity in each of them.

As a part of our way of understanding responsible banking, Santander pays its fair share in taxes in every jurisdiction where we operate, according to the value created by the bank. Our tax strategy, which has been approved by the Board, sets out the principles by which the entire Group operates. It is published on our website.

The tax risk management and control system in the Group different entities must comply with the principles established in this policy, reflecting the Group's internal control model, as well as on the evaluation and certification processes of the controls it incorporates.

Santander has been a member since 2010 of the Code of Good Tax Practices in Spain and the Code of Practice on Taxation for Banks in the United Kingdom, actively participating in cooperative compliance programs that are being developed by different Tax administrations.

Principles of the Group’s tax strategy

Fulfill obligations tributaries making a reasonable interpretation of applicable rules that address its spirit and purpose.	Respect the rules on transfer prices, pursuing the adequate taxation in each jurisdiction based on the functions developed, risks assumed and benefits generated.

Do not provide any kind of advice or tax planning to customers in the marketing and sale of financial products and services.	Communicate transparently the total tax contribution of the Group, distinguishing for each jurisdiction the taxes of third-party taxes.

Do not create or acquire entities domiciled in offshore jurisdictions without the specific authorization of the board of directors, ensuring adequate control over the presence of the Group in these territories.A

Pursue the establishment of a cooperative relationship with the Tax administration, based on the principles of transparency and mutual trust, which allows avoid conflicts and consequently minimize litigation in Courts.

A.  See detailed information on off-shore entities in note 3 c) of the notes to the consolidated financial statements.

Tax contribution

Santander contributes economically and socially to the countries in which it operates by paying all taxes borne directly by the Group (own taxes1) and collecting or withholding taxes from third parties generated through business activity, cooperating as required with the local tax authorities (taxes from third parties2).

Total taxes raised and paid by the Group in 2018 amount to EUR 16,658 million, of which EUR 7,056 million correspond to own taxes with the remainder being taxes collected from third parties. Therefore, for every 100 euros of gross profit earned by the Group, 35 euros correspond to taxes paid and collected, as follows:

•	20 euros for the payment of taxes collected from third parties.

•	15 euros for own taxes paid directly by the Group.

1.	Including net income tax payments, VAT and other non-recoverable indirect taxes, social security payments made as employer and other payroll taxes, and other taxes and levies.
2.	Including net payments for salary withholdings and employee social security contributions, recoverable VAT, tax deducted at source on capital, tax on non-residents and other taxes.

The taxes included in each year’s income statement are largely income tax accrued in the period (EUR million 4,886 in the 2018 financial year, see page 440 of de consolidated annuals accounts, which represents an effective rate of 34.4% or, if the extraordinary results are discounted, EUR million 5,230, which represents a 35.4% cash rate – see note 52.c of the aforementioned report), non-recoverable VAT, social security contributions as employer, and other levies paid, regardless of the date these amounts are paid.

The Group’s own taxes shown in the accompanying table are included in the cash flow statement. These magnitudes usually differ from each other, given that the date of payment established by the regulations of each country on numerous occasions does not coincide with the date of generation of the income or of the operation taxed by the tax. Thus, the effective rate that results when comparing the data on income tax paid (EUR million 3,458 according to the attached table) with the Group’s pre-tax profit is 24.4%.

The payment of taxes occurs in those jurisdictions where the Group’s profit is generated. Thus, 99% of the profits obtained, taxes accrued and taxes paid correspond to the countries in which the Group carries out its activity.

Total own taxes paid amounts to 50% of the profit before taxes. These own taxes include not only non-recoverable indirect taxes and contributions to public social security systems, but also other taxes that are exclusively levied on banking activities (such as bank levy in the United Kingdom, Poland and Portugal), and taxes imposed on financial transactions (in Brazil and Argentina among others) that have been increasing in recent years.

Tax disclosure by jurisdiction

EUR million
	Own taxes
Jurisdiction	Corporate income tax	Other own taxes paid	Total own taxes paid	Third-party taxes	Total contribution
Spain	464	1,301	1,765	1,822	3,588
UK	537	495	1,032	447	1,478
Portugal	25	117	142	111	253
Poland	228	179	407	134	541
Germany	119	48	167	218	385
Rest of Europe	355	198	553	-35	518
Total Europe	1,728	2,338	4,066	2,697	6,761
Brazil	998	470	1,468	2,395	3,863
Mexico	322	202	524	488	1,012
Chile	202	61	263	304	567
Argentina	118	329	447	2,859	3,307
Uruguay	35	80	115	36	151
Rest of Latin America	20	12	32	13	45
Total Latin America	1,695	1,154	2,849	6,095	8,945
United States	29	104	133	800	933
Other	6	3	9	9	19
TOTAL	3,458	3,599	7,057	9,601	16,658

EUR 7,056 million in own taxes	EUR 9,602 million in third-party taxes	EUR 16,658 million in total contribution

Sustainable finance

We support sustainable growth by financing renewable energy, supporting smart infrastructure and fostering research and development in new technologies. Our approach is building more balanced and inclusive economies and societies.

Climate Finance

We are supporting the development of renewables and the more efficient use of energy while helping our clients make the transition to a low carbon economy. At the same time, the need to take measures to adapt and mitigate climate change presents significant investment opportunities, which we are ready to seize by taking positive action against climate change.

Financing of renewable energies ranking1, 2

1.  As indicated by Dealogic and Bloomberg New Energy Finance league tables for project financing within the Lead Arranger category.

2.  Peers are considered those banks that due to their size an market capitalization are comparable to Santander. The peers' list includes: Bank of America, Barclays, BBVA, BNP Paribas, Citi, Deutsche Bank, HSBC, Intesa San Paolo, ING, ITAÚ, JP Morgan Chase, Lloyds Bank, Societe Generale, Standard Chartered, UBS, UniCredit, Wells Fargo.

Santander Corporate & Investment Banking (SCIB) named project finance bank of the year in Europe by Project Finance International

SCIB was named project finance bank of the year in Europe by PFI thanks to its extensive activity and the range of financing and advisory services provided during 2018, as Santander expanded its project finance expertise through a mix of infrastructure and energy deals in Europe.

Santander Corporate & Investment Banking was particularly active in the UK, funded projects in Belgium, advised others in France and was a pioneer in financing wind farms in Spain, Portugal and Continental Europe.

Finance for renewable energy and energy efficiency

As a major financier of energy production infrastructure, we understand that the banking sector has to play a particularly prominent role in the transformation of the energy sector. In recent years we have consistently increased our financing of renewable energy projects.

Financing of renewable energy	Breakdown of MW financed by type of renewable energy	In 2018, Santander participated in the financing of renewable energy projects, with a generation capacity equivalent to the consumption of 5.7million households.C
(MW financed)

Breakdown of renewable MW financed by country in 2018

Green bonds & ESG loans

Through our Santander Corporate & Investment Banking division we act as joint bookrunner in numerous emissions of green & sustainable bonds and EGS loans.

In 2018, we have participated in green bond emissions for a total value of EUR 730 millionB, and in EUR 2,017 million in ESG syndicated loans

A.  Include hydroelectric for 2016 and biomass for 2018.

B.  Information includes green, social and sustainable Bond and has been obtained from Dealogic Green Bonds League table.

C.  Equivalence calculated using data on the average electricity usage in households for countries in which renewable energies projects have been funded, published by the World Energy Council (2014).

Credit lines with multilateral entities

In Spain, in 2018 Santander has signed a credit line of EUR 200 million for the construction of renewable energy plants with the Development Bank of the Council of Europe. This loan is part of the “Europe 2020” plan in Spain for renewable energy.

In Brazil, Santander has also signed a line of credit in 2018, in collaboration with the Development Bank of Latin America CAF, to finance the purchase of photovoltaic equipment for a total value of USD 84 million.

In Poland, Santander has signed a EUR 50 million line of credit with the European Bank for Reconstruction and Development (EBRD) to finance energy efficiency investments in local companies. Likewise, the EBRD subscribed the equivalent of EUR 36 million of subordinated debt issued in Police currency by Santander Bank Polska, with Santander’s commitment to allocate the resources to finance residential and commercial construction with energy efficiency certifications.

In 2018 we signed agreements for a total value of EUR 345 million to offer financing lines for energy efficiency and renewable energy projects. An in the in the last 3 years, we signed agreements fir a total value of EUR 1,080 million1 in Spain, Brazil, Poland and Peru.

Financing low-emission, electric and hybrid vehicles

We concentrate efforts on shifting the automotive sector towards a low-carbon economy through services such as vehicle leasing and renting, to promote the use of hybrid or electric cars in the countries where it operates.

•	In Spain Santander finances a fleet of 24,665 vehicles. In 2018, we financed 7,463 transactions.

Partnering for a greener mobility

We offer an emission offset tool in Brazil to all customers who take out a loan to finance the purchase of a car. Since 2015 we have sponsored a bike sharing scheme in London, and more recently in Boadilla del Monte, close to our headquarters in Madrid.

Funding sustainable agriculture and livestock farming

We fund agricultural initiatives that promote the sustainable agricultural practices.

Bunge, Santander Brasil and The Nature Conservancy have joined forces to offer soy farmers long-term loans to expand production without clearing native habitat in the Brazilian region of Cerrado.

Santander spain launched app agro: this brings farmers breaking news about agriculture, especially news related to government subsidies and information about crop prices as well as agricultural products. So far it has been downloaded 30,000 with 11,000 active users in 2018. It was voted best agro app of the spanish financial sector.

1. Agreements signed with EIB, EBRD, IFC, CEB, and CAF among others.

Socially Responsible Investment

Santander Asset Management is fully committed to socially responsible investment (SRI), and is undertaking the following initiatives:

•	Investment. When we analyse and invest our SRI products, we combine financial criteria with non-financial criteria (ESG) to select assets.

Currently we manage nine SRI funds, seven in Spain (Inveractivo Confianza, Santander Responsabilidad Solidario, Santander Solidario Dividendo Europa, the three funds of the new Santander sustainable range, and the new Santander Equality Acciones fund), one in Brazil (Fundo Ethical), and a new one in Portugal (Santander Sustentável Fund).

•	Training. We collaborate with universities and educational centers, organising and participating in events and training days in SRI.

•	Dissemination and development. We participate in initiatives and organisations to help spread SRI, and which enable different organisations share best practice and understanding.

•	Social impact investment. We work with NGOs, and indirectly with our social responsible investment products, to support initiatives which help those who are at risk of social exclusion.

In addition, both Santander Pensiones SA SGFP in Spain (since 2010) and Santander Asset Management Brazil (since 2008), are signatories to the United Nations principles for responsible investment (PRI).

Santander employees’ pension fund in Spain is also a signatory to this initiative, and in 2018 participated in an initiative promoted by the United Nations to require governments to do more to tackle climate change.

New Santander Sostenible range

Santander Sostenible is the latest innovation of Santander Asset Management. The investment process aims to identify those issuers that are best prepared to face the challenges of the future, and does so by applying an analysis of four sustainability axes: financial, environmental, social and corporate governance. It is composed of three funds:

•	Santander Sostenible 1

•	Santander Sostenible 2

•	Santander Sostenible Acciones

Santander Equality Acciones

Launched in 2018, this is the first investment fund in Spain that invests in companies that promote gender equality at all levels of their operations, while also presenting good opportunities for financial returns.

Santander Totta launches Santander Sustentável Fund

The Santander Sustentável Fund follows a conservative investment policy, with the portfolio composed mainly of bonds. In addition to the usual financial criteria, our managers analyse the performance of around 900 companies and 90 countries, through a study of more than 100 indicators of three sustainability areas: environmental, social and corporate governance.

For information on socially responsible Investment visit: www.santanderassetmanagement.es.

Analysis of environmental and social risks

Within the framework of our sustainability policies, we analyse the environmental and social risks of all our project finance deals.

At Santander we attach great importance to the environmental and social risks wich might result from our customers’ activities in sensitive sectors.

And we respects international best practices regarding social welfare and the environment, particularly the Equator Principles, as signatory since 2009.

Equator Principles

In 2018, 35 projects were analysed under the Equator Principle’s scope, all within the project finance category. The majority are included under categories B and C, which are those classified with medium and low risk.

UNEP Fl pilot project on implementing the TCFD recommendations for banks

In 2017 Santander – together with 15 other leading banks – joined this initiative to develop models and metrics to enable scenario-based, forward-looking assessment and disclosure of climate-related risks and opportunities.

In 2018 two documents were published: the first, guidance focusing on transition risk (Extending Our Horizons: Accessing credit risk and opportunity in a changing climate); and, second, a report that helps banks assess risks and opportunities arising from physical risk (Navigating a New Climate).

Sector policies

The Group has approved specific sectoral policies that contain the criteria for analysing environmental and social risks in customers’ activities in sensitive sectors, such as defence, energy, soft commodities and mining & metals or other policies carried out in this respect.

Equator Principles
	Project Finance
Category	A	B	C
TOTAL	4	25	6
Sector
Infrastructures	1	2	2
Oil & gas	3	2	0
Energy	0	16	2
Real estate	0	3	2
Others	0	2	0
Region
America
United States	0	9	3
Mexico	0	3	2
Chile	0	3	0
Colombia	1	0	0
Peru	0	1	0
Europe
United Kingdom	0	6	0
Italy	0	0	1
Spain	0	2	0
Asia
Oman	1	0	0
Kuwait	1	0	0
Azerbaijan	1	0	0
Arab Emirates	0	1	0
Type
Designated countries[1]	0	20	4
Non-designated countries	4	5	2
Independent review
Yes	4	24	6
No	0	1	0

1.   In accordance with the definition of designated countries included in the Equator Principles, i.e., those countries considered to have a solid framework of environmental and sociaI governance, legislation and institucional capacity to protect their inhabitants and the environment.

Control and monitoring of controversial projects - Punta Catalina

Design, engineering & construction of a coal-fired power plant in the Dominican Republic. The debtor is the Ministry of Finance, the Dominican Corporation of State Electric Companies being the importer. And Santander participates in the syndicated financing of the equipment.

The due diligence processes at the outset of the project met with the energy policy in force and other environmental and social requirements.

Nevertheless, the project has been controversial due to corruption issues. Santander has elevated the case to executive level for detailed follow up. In addition, Santander maintains an ongoing dialogue with the NGOs involved, having responded to their letters. The internal procedure to respond to NGOs has been applied engaging different relevant areas within the Group, like compliance, risk, business & sustainability amongst others. A continuous dialogue is also maintained with the syndicate regarding the environmental, social & ethical issues arising from this project.

Sectorial policies update

has been updated in accordance with the EC decision regarding the exclusion criteria based on activities related to prohibited material instead of clients.	includes the new criteria for coal power plants.	includes the new criteria for coal mining.

includes its alignment with the Soft Commodities Compact, the Banking Environmental Initiative which Santander adhered in 2009, since the obligation for clients to be certified by 2020 has been removed.

☑ Defence policy: has been updated in accordance with the EC decision regarding the exclusion criteria based on activities related to prohibited material instead of clients.	☑ Energy policy: includes the new criteria for coal power plants.	☑ Mining & Metals policy: includes the new criteria for coal mining.

☑

Soft Commodities policy:
includes its alignment with the Soft Commodities Compact, the Banking Environmental Initiative which Santander adhered in 2009, since the obligation for clients to be certified by 2020 has been removed.

Environmental footprint

We are firmly committed to contribute to the protection of the environment by reducing our own environmental footprint.

We believe that measuring, reporting and reducing our environmental impact is essential not just for reasons of compliance, but if we are to earn the loyalty of all our stakeholders.

Since 2001, we have been measuring our environmental footprint by quantifying energy consumption, waste and atmospheric emissions. And since 2011 the Group has implemented strict criteria through different energy efficiency and sustainability plans to ensure its environmental impact is kept to an absolute minimum.

In 2016 we launched the 2016-2018 efficiency plan which compromised more than 250 initiatives with an investment of 69,8 million of euros, focusing on energy savings, saving raw materials, waste reduction, emission reduction and awareness campaigns.

Looking ahead, the Bank maintains its firm commitment to the environment, and will continue to establish more ambitious objectives that will help reduce its consumption, its waste generation and its emissions in its own business operations. To do so, we are going to implement a new energy efficiency and sustainability plan for the period 2019-2021. Optimization of office space, increase of the amount of green energy and more environmental management systems are some of the initiatives in which the countries will be working on.

2016-2018 efficiency plan

		Electricity consumption		Greenhouse gas emissions		Paper consumption		2016-2018 efficiency plan targets
Target		Reducing electricity consumption in buildings -9% in G10 countries.		Reducing greenhouse gas emissions -9% in G10 countries.		Reducing paper consumption -4% in G10 countries.

Achievement		-9%		-9%		-26%		100%

2016-2018 efficiency plan

2011-2013 Energy Efficiency Plan

•   Emissions of CO2: a 3.5% reduction in the first year, and a 9% reduction up to 2013 in the G5.

•   Electricity consumption: a 3% reduction in the first year in G20 countries.

2012-2015 Energy Savings Plan

•   Emissions of CO2: a 20% reduction of emissions in G10 countries.

•   Electricity consumption: a 20% reduction of electricity consumption in G10 countries.

Result of plans

2018 main highlights

100% green energy in all of the office buildings and branches of Santander in Germany, Spain and United Kingdom. United States and Brazil also acquire green energy for some of their facilities’ consumption.

In 2018 new buildings have been certified according to international LEED and ISO 14001 standards:

•   LEED GOLD certification in SCF Germany headquarters building at Mönchengladbach, in Santander DPC in Spain and in and new Santander Spain headquarters.

•   ISO 14001 certifications in corporate buildings in City of Mexico and Querétaro in Mexico.

As well as this, we have certifications for the head office buildings in the main countries where santander operates. Santander considers that the implementation of an environmental management system in buildings creates a correct and environmenmtally friendly performance, while improving the building’s use.

2018 environmental footprint1

		Var. 2017-2018 (%)		Var. 2017-2018 (%)
2,956,420 M3 water consumed		2.9	379,988 T CO2 teq total emissions (market based)	-0.5
1,077 MILL. KWH total electricity	50% renewable energy	-3.2	Scope 1	31,227 T CO2 teq direct emissions
16,764 T total paper consumed	86% recycled or certified paper	-16.2	Scope 2	 223,920 T CO2 teq indirect electricity emissions (market based)
7,656,046 KG paper and cardboard waste		-14.7		 364,682 T CO2 teq indirect electricity emissions (location based)
4,404,809 GJ total internal electricity consumption		-2.6	Scope 3	124,840 T CO2 teq indirect emissions from employees travelling to work

1.  The environmental footprint table with 2-year historical data and the consumptions and emissions per employee can be found in the ‘Key Metrics’ section.

Key Metrics

Employees

1. Employees by geographies and gender[1]

Geographies	N0 employees	% men	% women	% graduates
Spain	30,868	54	46	73
Brazil	45,179	43	57	79
Chile	11,614	46	54	42
Poland	12,403	30	70	86
Argentina	9,000	50	50	23
Mexico	19,096	46	54	49
Portugal	6,499	55	45	55
UK	18,297	40	60	22
USA	16,783	42	58	15
SCF	12,642	46	54	34
Other	20,332	49	51	31
Total	202,713	45	55	52

1.The employee data presented is broken down according to the criteria of legal entities.

2. Functional distribution by gender

	Senior officers			Other managers			Other employees
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Continental Europe	913 (77.8)	260 (22.2)	1,173	6,735 (64.5)	3,711 (35.5)	10,446	26,173 (44.4)	32,759 (55.6)	58,932
United Kingdom	107 (73.3)	39 (26.7)	146	1,309 (67.2)	640 (32.8)	1,949	9,218 (39.9)	13,862 (60.1)	23,080
Latin America and other regions	523 (83.9)	100 (16.1)	623	6,427 (60.2)	4,256 (39.8)	10,683	40,729 (42.6)	54,952 (57.4)	95,681
Group total	1,543 (79.5)	399 (20.5)	1,942	14,471 (62.7)	8,607 (37.3)	23.078	76,120 (42.8)	101,573 (57.2)	177,693

3. Workforce distribution by age bracket

Number and % of total	aged <= 25	aged 26 - 35	aged 36 - 45	aged 46 - 50	age over 50
Continental Europe	2,352 (3.33)	14,715 (20.86)	27,241 (38.61)	10,739 (15.22)	15,504 (21.98)
United Kingdom	3,964 (15.75)	7,092 (28.17)	6,470 (25.70)	2,810 (11.16)	4,839 (19.22)
Latin America and other regions	11,474 (10.72)	46,233 (43.21)	29,553 (27.62)	8,637 (8.07)	11,090 (10.37)
Group total	17,790 (8,78)	68,040 (33.56)	63,264 (31.21)	22,186 (10.94)	31,433 (15.51)

4. Distribution by type of contract1

	Permanent / Full time			Permanent / Part-time
	Men	Women	Total	Men	Women	Total
Continental Europe	32,252 (49.7)	32,604 (50.3)	64,856	348 (17.3)	1,662 (82.7)	2,010
United Kingdom	9,580(53.5)	8,338 (46.5)	17,918	622 (9.8)	5,711 (90.2)	6,333
Latin America and other regions	45,950(44.8)	56,591 (55.2)	102,541	204 (25.6)	594 (74.4)	798
Group total	87,782 (47.4)	97,533 (52.6)	185,315	1,174 (12.8)	7,967 (87.2)	9,141

	Temporary / Full time			Temporary / Part-time
	Men	Women	Total	Men	Women	Total
Continental Europe	966 (33.2)	1,942 (66.8)	2,908	255 (32.8)	522 (67.2)	777
United Kingdom	380 (49.5)	387 (50.5)	767	52 (33.1)	105 (66.9)	157
Latin America and other regions	1,249 (46.5)	1,436 (53.5)	2,685	276 (28.7)	687 (71.3)	963
Group total	2,595 (40.8)	3,765 (59.2)	6,360	583 (30.7)	1,314 (69.3)	1,897

1. Regarding indefinite contracts, 84% corresponds to “Other employees” and the remaining 12% to “Senior officers” and “other managers”. Also, in relation to temporary contracts, 3.5% corresponds to “Other employees” and the remaining 0.5% to “Senior officers” and “other managers”.

The totality of temporary contracts is in the age brackets <25 and 25-35 years. The rest of the age brackets correspond to indefinite contracts.

5. Employees who work in their home country1

%	Managers	Other employees	Total
Continental Europe	89.77	96.83	96.72
United Kingdom	92.47	96.89	96.87
Latin America and other regions	88.44	98.94	98.88
Group total	89.55	97.96	97.88
1. United States data not included.

6. Differently-abled employees ratio by region1

%
Continental Europe	1.24
United Kingdom	1.61
Latin America and other regions	2.09
Group total	1.73

1. United States and Mexico data not included.

6. Differently-abled employees1

Spain	365
Rest of the Group	3,071

Total Group	3,436

1. United States and Mexico data not included.

7. Coverage of the workforce by collective agreement

	%	N0 Employees
Spain	99.94	30,848
Brazil	94.13	42,529
Chile	100.00	11,614
Poland	0.00	-
Argentina	99.00	8,910
Mexico	20.05	3,829
Portugal	99.40	6,460
UK	100.00	18,297
US	0.00	-
SCF	50.22	6,349
Other business units	70.31	14,295
Total Group	70.61	143,131

8. Distribution of new hires by age bracket

ob

% of total

	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Continental Europe	23.79	44.73	23.50	4.69	3.30
United Kingdom	47.81	28.51	13.39	4.09	6.20
Latin America and other regions	33.84	44.04	15.19	3.49	3.44
Group total	33.67	41.72	16.89	3.87	3.85

9. Distribution of dismissals by gender1

	Men	Woman	Total
Senior officers	68	26	94
Other managers	375	189	564
Managers	3,087	3,681	6,768
Total Group	3,530	3,896	7,426

	Men	Woman	Total
aged <=25	382	492	874
aged 26-35	1,071	1,310	2,381
aged 36-45	884	1,028	1,912
aged 46-50	395	343	738
aged >50	798	723	1,521
Total Group	3,530	3,896	7,426

1.  Dismissal: unilateral termination. decided by the company. of an employment contract not subject to term expiration. The concept includes encouraged redundancies within the context of restructuring processes.

10. External turnover rate by gender1

%

	Men	Women	Total
Continental Europe	12.32	12.48	12.41
United Kingdom	16.39	14.17	15.10
Latin America and other regions	17.99	17.01	17.45
Group total	15.70	15.10	15.37

1. Excludes temporary leaves of absence and transfers to other Group companies.

11. External turnover rate by age bracket1

% of total

	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Continental Europe	40.01	16.15	8.68	7.46	14.43	12.41
United Kingdom	35.72	15.74	8.75	6.48	10.52	15.10
Latin America and other regions	25.73	17.16	13.72	15.49	21.45	17.45
Group total	29.84	16.75	11.04	10.46	16.31	15.37

1. Excludes temporary leaves of absence and transfers to other Group companies.

12. Employees average remuneration by gender

Euros

	By gender		By professional category
			Senior	Others	Other
	Men	Women	officers[2]	managers	employees	Total
Total remuneration (average)[1]	51,855	32,900	418,105	87,167	32,906	41,522
Variación 2018 vs. 2017	0%	4%	3%	-8%[3]	5%	2%

1.   Data at end of 2018. The total remuneration of employees includes annual base salary, pensions and variable remuneration paid in the year.

2.   Includes Group Sr. Executive VP. Executive VP and Vice President.

3.   The variation includes the effect of internal reclassification between the category and the rest of employees carried out in different geographies.

4   The average remunerations for age brackets are not broken down since the employee remuneration criteria are established according to their professional category, job responsibilities and competences. In this sense, age is not a material factor in determining the remuneration of Santander Group employees for the specificities of the financial sector.

13. Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country

% Legal minimum wage
Germany	228.49%
Argentina	336.53%
Brazil	183.12%
Chile	111.63%
US	193.02%
Spain	212.58%
Mexico	130.23%
Poland	107.14%
Portugal	206.90%
UK	102.43%

14. Training

	2018	2017
Total hours of training	6,842,825	8,016,912
% employees trained	100.0	95.9
Total attendees	4,700,013	5,297,451
Hours of training per employee	33.76	39.6
Total investment in training	98,689,210	97,787,322
Investment per employee	486.84	483.5
Cost per hour	14.42	12.2
% female participants	54.4	54.6
% of e-learning training attendees	90.0	48.1
% of e-learning hours	48.1	93.3
Employee satisfaction (up to 10)	8.0	8.1

15. Hours of training by category

	Hours	Average
Senior officers	69,358	35.71
Managers	764,1 04	33.11
Other employees	6,009,363	33.82
Group total	6,842,825	33.76

16. Hours of training by gender

Average
Men	34.27
Women	33.37
Group total	33.76

17.  Absenteeism by gender and region1

%
	Men	Women	Total
Continental Europe	1.85	4.36	3.18
United Kingdom	3.65	5.14	4.54
Latin America and other regions	3.05	4.22	3.70
Group total	2.64	4.40	3.61

1.    Hours missed due to occupational accident. non-work related illness and non-work related accident for every 100 hours worked.

18. Work-related illness rate1, 2

%
	Men	Women	Total
Continental Europe	0.07	0.09	0.08
United Kingdom	0.01	0.05	0.03
Latin America and other regions	0.66	0.95	0.83
Group total	0.36	0.53	0.45

1.   Hours missed due to occupational accident involving leave for every 100 hours worked.

2    The frequency and severity of work accidents are not detailed due to the low value they represent.

19. Occupational health and safety

No. of fatal occupational accidents	4
Hours of absenteeism (hours not worked due to common illness and non-work accident) (millions of hours).	10,164,315

Customers

20. Group customers1

Million
Spain	17.3
Portugal	4.9
UK	25.5
Poland	4.5
SCF	19.4
Rest of Europe	0.1
Total Europe	71.7
Brazil	42.1
Mexico	16.7
Chile	3.5
Argentina	3.7
Rest of Latin America	0.9
Rest Latin America	66.9
US	5.2
Total Group	143.8

1.   Figures for total customers; i.e. holders of any product and service with a valid contract. Of the countries in Europe listed, Santander Consumer Finance customers are included in “Rest of Europe” except those of the UK. Canada is included in “Rest of Latin America”.

21. Dialogue by channel

	2018	2017	Var.
Branches
Number of branches	13,217	11,920	11%
ATMs
Nº ATMs	38,503	35,700	8%
Digital banking[1]
Users[2]	32.0	25.4	26%
Visits	6,302	4,271	48%
Monetary transactions[3]	1,843	1,129	63%

1.   Santander Consumer Finance not included.

2.   Counts once for users of both Internet and mobile banking.

3.   Millions.

22. Customer satisfaction

% satisfaction among active retail customers

	2018	2017	2016
Spain	87.1	85.5	85.0
Portugal	91.3	91.4	91.9
UK	97.0	96.0	96.2
Poland	97.5	95.9	96.0
Brazil	79.6	77.9	74.8
Mexico	97.8	96.4	94.1
Chile	85.8	91.6	95.9
Argentina	83.3	87.1	87.1
US	83.3	81.8	84.6
Total	88.0	88.0	87.5

Source: Corporate benchmarking of experience and satisfaction among active Retail & Commercial banking customers. Based on audited external and local studies developed by well-known vendors (IPSOS, IBOPE,GFK,TNS…) (Data at end 2017, corresponding to survey results in the second half of the year).

23. Total complaints received

	2018	2017	2016
Spain[1]	85,519	107,103	34,920
Portugal	4,298	4,275	5,028
United Kindom [2]	33,797	37,746	39,926
Poland	4,480	4,785	4,501
Brazil [3]	111,829	101,589	88,623
Mexico[4]	60,740	51,895	48,524
Chile[5]	6,171	5,526	5,562
Argentina[6]	5,464	4,372	2,838
US	4,160	4,041	2,477
SCF	29,067	30,126	33,027

Compliance metrics according to Group criteria, homogeneous for all geographies.

It may not match with other local criteria such us Financial Conduct Authority (FCA) in the United Kingdom or in Brazil.

1.  Even Popular Bank complaints have been included, in Spain complaints inflow has decreased due to the effects of Supreme Court Ruling related to set up mortgages fees.

2.  In UK complaints volumes reduced due to the new approach of complaints management model adopted across all frontline areas, as well as improvements on complaints root cause analysis governance.

3.  In Brazil complaints inflows have increased mainly due to fees, charges not recognised, and direct debits.

4.  In Mexico complaints are increasing mainly due to fraud cases, especially e-commerce, and debt collecting (REDECO Channel).

5.  Chile shows a slight increase mainly due to fraud cases, especially online cases.

6.  In Argentina Complaints volumes increased due to fees and fraud cases.

Environment and climate change

24. Environmental footprint 2016-20171

	2018	2017	Var. 2017-2018 (%)
Consumption
Water (m3)[2]	2,956,420	2,872,853	2.9
Water (m3/employee)	15.24	14.68	3.8
Normal electricity (millions of kwh)	557	639	-12.8
Green electricity (millions of kwh)	462	473	-2.4
Total electricity (millions of kwh)	1,019	1,112	-8.4
Total internal energy consumption (GJ)	4,314,890	4,522,999	-4.6
Total internal energy consumption (GJ/employee)	22.24	23.11	-3.8
Total paper (t)	16,764	20,010	-16.2
Recycled or certified paper (t)	14,583	16,969	-14.1
Total paper (t/employee)	0.09	0.10	-15.5
Waste
Paper and cardboard waste (kg)[3]	7,656,046	8,972,420	-14.7
Paper and cardboard waste (kg/employee)	39.46	45.84	-13.9
Greenhouse gas emissions
Direct emissions (CO2 teq)[4]	37,635	29,108	29.3
Indirect electricity emissions (CO2 teq)-MARKET BASED[5]	213,815	226,455	-5.6
Indirect electricity emissions (CO2 teq)-LOCATION BASED[5]	354,745	374,346	-5.2
Indirect emissions from displacement of employees (CO2 teq)[6]	124,778	126,287	-1 .2
Total emissions (CO2 teq)- MARKET BASED	376,229	381,849	-1.5
Total emissions (CO2 teq/employee)	1.94	1.95	-0.6
Average number of employees	194,027	195,732	-0.9

1.   The scope of the information includes the main operating countries: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom and United States (excluding Puerto Rico and Miami). The data regarding Banco Popular is included in Spain and Portugal in a consolidated manner.

2.   Only consumption of mains water is reported.

3.   2017 and 2018 figures do not include waste from Argentina and Brazilian sales network.

4.   These emissions include those arising from the direct consumption of energy (natural gas and diesel) and correspond to Scope 1 defined by the standard GHG Protocol. For the calculation of these emissions, the 2018 DEFRA emission factors have been applied for 2018 emissions and 2017 DEFRA for 2017. The variation is due to the consideration of the emissions derived from the use of own vehicles in Mexico

5.   These emissions include those resulting from electricity consumption and correspond to Scope 2 defined by the standard GHG Protocol. In 2017 and 2018, IEA (International Energy Agency) 2015 emission factors were used.

•

Indirect electricity emissions - Market-based: zero emissions have been considered for green electricity consumed in Germany, Brazil, Spain, UK, USA, which has meant a reduction of 140,762 tons of CO2 equivalent in 2018 and 147,892 in 2017. For the rest of the electric power consumed has been applied the emission factor of the IEA corresponding to each country.

•

Indirect electricity emissions - Location-based: the emission factor of the IEA corresponding to each country has been applied for the totality of electrical energy consumed, regardless of its source of origin (renewable or non-renewable).

6.   These emissions include the emissions generated by employees working at central services of each country as they commute to work in private car, group transport and or by train, and also includes the business travel of employees when travelling in plane or by car. Employee distribution by type of travel has been determined through surveys or other estimates. For the calculation of emissions resulting from the displacement of employees, the 2018 DEFRA conversion factors have been applied for 2018 emissions and 2017 DEFRA for 2017.

•

Employees commuting to work in private car has been estimated with regard solely to the number of parking bays available to employees at the head offices of each country and the consumption mix of petrol/diesel for the vehicle fleet of each country. There is no reported data for employee travel in private vehicles in Argentina, Poland or the United Kingdom because this information is not available.

•

The displacement of employees in group vehicles has been calculated from the average distance travelled by vehicles rented by Santander Group for the group transport of their employees in the following countries: Brazil, Germany, Mexico, Poland Consumer, Portugal, Spain, US, and within central services in Spain (CGS).

•	There is no reported data for business trips made by plane from Poland Geoban or for business travel made by car from Poland Geoban and USA Consumer on account of the information not being available.
•

Emissions deriving from the use of courier services have not been included, nor have those generated by transport of cash or from any other kind of products or services arranged or indirectly generated by the financial services provided.

[This page intentionally left blank.]

Contribution to UN Sustainable Development Goals

All social agents, including companies, have a responsability to contribute to the Sustainable Development Goals (SDG) of the United Nations. We contribute directly to achieving the SDGs through our business activities and also through our community investment programmes.

Main SDGs where Banco Santander’s business activities and community investments have the most weight.

We support the health and well-being of our employees and the communities in which we are present

•  BeHealthy Program: access for employees to information and training to improve and renew healthy living habits. Access to more than 40,000 affiliated health and welfare centers around the world.

We invests more in support for educations than any other private company in the world. And we promote the largest private scholarship program in the world.

•  More than 1,200 universities with which we maintain agreements.

• Support to the community: +1 million people helped through programs designed to address social exclusion and boost the well-being of people.

•  More than 70,000 scholarships and grants awarded to students in 2018. The largest private scholarship program in the world.

Santander X, our international university entrepreneurship project, chosen as good practice by the Spanish Network of the Global Compact to achieve the SDGs in 2030.

We promote a diverse and inclusive workforce that reflects society and allows us to face future challenges.

•  New general principles on diversity and inclusion that provide global guidelines and minimum standards.

We have a prepared and committed team that allows us to respond and meet the needs of customers, help entrepreneurs to create businesses and employment, and strengthen local economies.

•  94.6% of employees with a fixed contract

•  54.5% of women in the workforce, 20.5% of women in management positions.

For the second consecutive year, Santander has obtained the highest score among the 230 companies that are part of the Bloomberg Gender-Equality Index.

•  8.6% of the staff promoted.

•  Flexiworking: incorporates multiple conciliation initiatives.

In 2018 we received the Top Employers Europe 2018 certification and occupied one of the first three positions in the ranking of the best financial institutions to work for in Latin America in 2018, according to Great Place to Work.

We develop products and services for the most vulnerable in society, giving them access to financial services and teaching them how to use these in an appropriate way to manage their finances in the best possible way

We finance SMEs and self-employed professionals who boost local economies, generate wealth and create employment opportunities. • 117,420 million euros in loans to SMEs and the self-employed.

•  160 million euros in loans granted at the end of 2018.

•  More than 2,730,000 micro-entrepreneurs helped.

The Prospera microfinance program in Brazil, chosen as good practice by the Brazilian Global Compact Network to achieve the SDGs in 2030

•  Agreements with multilateral entities such as the EIB and the CAF to boost financing to SMEs.

•  Global digital solutions that promote connectivity between companies, help export and offer more innovative and simple platforms to operate.

•  We invest in fintechs that promote financial technology and facilitate access to and use of financial services.

We promote sustainable consumption both in our own operations as well as with our clients.

•  Environmental footprint: 25.9% reduction in paper and 13.5% reduction in electricity from 2016 to 2018. In 2018, 53% of the energy consumed by Santander was renewable energy.

We support the fight against climate change and the transition to a low carbon economy. And we commit ourselves to actively contribute to the protection of the environment.

•  6,689 MW of renewable energy financed, equivalent to the consumption of 5.7 million households.

•  Environmental and social risks analysis: 35 projects financed under Equator Principles criteria.

•  Responsible procurement: New principles of responsible behavior of suppliers; 95% Local group’s suppliers

•  Agreements with multilaterals for the financing and development of energy efficiency projects

•  Financing of vehicles with low CO2, electric and hybrid emissions

•  Updated sector policies with new thermal coal prohibitions.

We participate actively and we are part of the main initiatives and working groups at local and international level as an important way to support SDG 17 on partnerships for the goals.

Netherlands, Special Representative of the United Nations to promote Inclusive Financing for development.

•  Principles of Ecuador. We analyze the environmental and social risks of all our financing operations of projects that are under the scope of the principles of Ecuador and participate actively in the evolution of the criteria

•  World Business Council for Sustainable Development (WBCSD). Our president, Ana Botín, is a member of the executive committee. And we participate in the WBCSD Future of Work initiative, by looking into how to adapt our own business and human resource strategy to evolve with the digital age.

•  Banking Environment Initiative (BEI). We participate in two climate related work streams, the Soft Commodities Compact and the new initiative Bank 2030 which aims to build a roadmap for the banking industry to 2030 seeking to increase the financing to low carbon activites.

•  UNEP Finance initiative. Together with 27 other banks, we promote the principles for responsible banking of the United Nations. We also participated along with other 15 banks in 2018 in the UNEP FI pilot project on implementing the TCFD recommendations for banks.

•  United Nations Global Compact. We are committed to the development of our business activity with the ten principles of the Global Compact and we extend them to our value chain, demanding our suppliers to assume and also comply with them.

•  CEO Partnership for Financial Inclusion. We, along with other 9 companies are part of a private sector alliance for financial inclusion, an initiative promoted by Queen Maxima of the

•  Principles of Responsible Investment. We manage our pension funds of employees in Spain and Brazil applying criteria of responsible investment.

•  Others include: Wolfsberg Group; Round table on responsible soy; Sustainable livestock working group; CDP (formerly Carbon Disclosure Project); Climate Leadership Council.

UNEP FI – Principles for responsible banking

The Principles provide the banking industry with a single framework that embeds sustainability across all business areas.

The Principles align banks with society’s goals as expressed in the Sustainable Development Goals and the Paris Climate Agreement.

Transparency, accountability, governance, target setting and working with all stakeholders towards positive impacts are at the core of the Principles and will help banks increase their contribution to address global challenges.

Further information

This Responsible banking chapter constitues the tradictional sustainability report that the Group prepares and is one of the main tools used by the Group to report on sustainability issues.

International standards and response to legislation in preparing this Responsible banking chapter

Santander has relied on internationally recognized standards such as the Global Reporting Initiative (GRI) in the preparation of its successive Sustainability Reports. This chapter has been prepared in accordance with the GRI Standards: Comprehensive option.

Additionally, in this chapter detailed information is provided to respond to the Law 11/2018, which transposes to the Spanish legal order the Directive 2014/95/EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information.

Scope

This chapter is the fifteenth annual document that the Santander Group has published, giving account of its sustainability commitments, and refers to the period from 1 January to 31 December 2018. This report has been verified by PricewaterhouseCoopers Auditores, S.L., and independent firm which also audited the Group´s annual financial statements for the year.

This report also covers the Group´s relevant activities in the geographical areas in which it is present: Continental Europe, the United Kingdom, the United States and Latin America. The economic information is presented according to the definition used by the Group for accounting purposes; the social and environmental information has been prepared according to the same definition, wherever this is available.

Data contained in this chapter covers Banco Santander SA. and subsidiaries (for more information see notes 3 and 52 to the consolidated financial statements and sections 3 and 4 of the economic and financial chapter).

When the limitations and scope of the information, and the changes in criteria applied with respect to the to the 2017 sustainability report are significant, these are reflected in the corresponding section of the report and the GRI Content Index.

Material aspects and stakeholder involvement

The Group maintains active dialogue with its stakeholders in order to identify those issues that concern them. In addition, a survey was conducted to determine the most relevant aspects to be addressed in this sustainability report. The Group also closely monitors the questionnaires and recommendations of the main sustainability indexes (Dow Jones, FTSE4Good, etc.) and the various international sustainability initiatives to which the Group is party, such as the World Business Council for Sustainable Development (WBCSD).

In flagging and identifying content to be included in the report, and in addition to the materiality study conducted, the sustainability context of the Group at both the global and local level was considered. Moreover, and insofar as there was sufficient available information, the impacts both within and outside the Bank were addressed.

The details of this process, as well as the results of the materiality study, can be found on section 'What our stakeholders tell us' of this document.

Non-financial information Law content index

Equivalent table of legal disclosure requirements under Spanish law 11/2018

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators

Short description of the Group’s business model (it will include its business environment, its organisation and structure, the markets in which it operates, its objectives and strategies, and the main factors and trends that may affect its future performance).

			Pag. 4-9	GRI 102-1 GRI 102-2 GRI 102-3 GRI 102-4 GRI 102-6 GRI 102-7 GRI 102-14 GRI 102-15
0. General Information

A description of the policies that the Group applies, which will include: the due diligence procedures applied for the identification, assessment, prevention and mitigation of risks and significant impacts and of verification and control, including the measures in which they have been adopted):

			Principles and governance. Pag. 18-19	GRI 103-2 GRI 103-3

The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.

			Sustainable finance. Pag. 62-69	GRI 103-2 GRI 103-3
Challenge 2: Inclusive and sustainable growth. Pag. 48-61
A talented and motivated team. Pag. 28-37
Principles and governance, Responsible Procurement, Analisis of Social &Environmental pisk management, Pag. 18-19, 46-47, 66-67

The main risks related to these matters associated with the Group's activities (business relationships, products or services) that may have a negative effect in these areas, and how the Group manages these risks, explaining the procedures used to detect and assess them in accordance with national, European or international frameworks of reference for each matter. It must include information about the impacts that have been detected, offering a breakdown, in particular of the main risks in the short, medium and long term.

			Principles and governance, Responsible procurement, Analisis of Social &Environmental Risk management, Pag. 18-19, 46-47, 66-67	GRI 102-15 GRI 102-30

Detailed information on the current and foreseeable effects of the activities of the company in the environment and, where appropriate, health and safety, environmental evaluation or certification procedures; the resources dedicated to the prevention of environmental risks; the application of the principle of caution, the amount of provisions and guarantees for environmental risks.

			Sustainable finance. Pag. 62-69	GRI 102-29 GRI 102-31 GRI 201-2 GRI 103-2 (GRI de la dimension ambiental)
			Environmental footprint. Pag. 69	GRI 102-11 GRI 102-29
			Analysis of environmental and social risks. Pag. 66-67	GRI 102-11
			Provisions and guarantees for environmental risks is not a material aspect of the total provisions of Banco Santander, because the environmental risk associated with its direct activities is small.	-

Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators
Contamination:
Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.		Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 302 y 305)
Circular economy and waste prevention and management:
Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions againts food waste.		Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 306) GRI 301-2 GRI 306-1
Sustainable use of resources:
Use and supply of water according to local limitations		Environmental footprint. Pag. 68-69	GRI 303-1
Consumption of raw materials and measures taken to improve the efficiency of its use.		Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 301) GRI 301-1 GRI 301-2
Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies		Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 302) GRI 302-1 GRI 302-3
Climate change:
Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)		Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 305) GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
Measures taken to adapt to the consequences of climate change		Sustainable finance. Pag. 62-69	GRI 103-2 (GRI 305) GRI 201-2
Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.		Environmental footprint. Pag. 68-69	GRI 103-2 (GRI 305)
Protection of biodiversity:
Measures taken to preserve or restore biodiversity	-	Los impactos causados por las actividades directas de Banco Santader sobre la biodiversidad no son materiales debido a la actividad financiera desarrollada por la entidad.	-
Impacts caused by the activities or operations of protected areas	-

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators
Employment:
2. Social	Total number and distribution of employees by gender, age, country and professional classification		Key Metrics. Pag. 70	GRI 103-2 (GRI 401) GRI 102-8 GRI 405-1
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.		Key Metrics. Pag. 71	GRI 102-8 GRI 405-1
	Number of dismissals by: gender, age and professional classification.		Key Metrics. Pag. 72	GRI 401-1
	Average remuneration and its progression broken down by gender, age and professional classification		Key Metrics. Pag. 73	GRI 405-2
	Salary gap and remuneration of equal or average jobs in society		Pag. 33	GRI 103-2 (GRI 405) GRI 405-2
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)		Key Metrics. Pag. 73 Corporate governance chapter (pág. )	GRI 102-35 GRI 102-36 GRI 103-2 (GRI 405)
	Implementation of work disconnection policies		A talented and motivated team. Pag. 28-37	GRI 103-2 (GRI 401)
	Employees with disabilities		Key metrics. Pag. 32, 71	GRI 405-1
Organisation of work:
	Organisation of work time		A talented and motivated team	GRI 103-2 (GRI 401)
	Number of absent hours		Key Metrics. Pag. 37, 74	GRI 403-2
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents		A talented and motivated team. Pag. 28, 72	GRI 103-2 (GRI 401)
Health and safety:
	Conditions of health and safety in the workplace		A talented and motivated team. Pag. 28, 72	GRI 102-41
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.		Key Metrics. Pag. 74	GRI 403-2 GRI 403-3
Social relations:
	Organisation of social dialogue (including procedures to inform and consult staff and negotiate with them)		What our stakeholders tell us. Pad. 14-15	GRI 103-2 (GRI 402)
	Percentage of employees covered by collective bargaining agreements by country		Key Metrics. Pag. 28, 72	GRI 102-41
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)		GRI content index.	GRI 403-1 GRI 403-4
Training:
	The policies implemented in the field of training		A talented and motivated team. Pag. 28-37	GRI 103-2 (GRI 404) GRI 404-2
	Total number of hours of training by professional categories.		Key Metrics. Pag. 73	GRI 404-1
Accessibility:
	Universal accessibility of people		Challenge 2: Inclusive and sustainable growth. Pag. 32, 51.	GRI 103-2 (GRI 405)
Equality:

Measures taken to promote equal treatment and opportunities between women and men, Equality plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures taken to promote employment, protocols against sexual and gender-based harassment, Policy against all types of discrimination and, where appropriate, integration of protocols against sexual and gender-based harassment and protocols against all types of discrimination and, where appropriate, management of diversity

			A talented and motivated team. Pag. 28-37	GRI 103-2 (GRI 405 y 406)
SMEs & job creation. Pag. 28-3

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available		Correspondence with GRI indicators
3. Human Rights	Application of due diligence procedures in the field of Human Rights		Principles and governance, Analisis of Social &Environmental Risk, Responsible Procurement. Pag. 18-19, 66-67.	GRI 102-16 GRI 102-17 GRI 103-2
	Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed		Principles and governance, Responsible Procurement. Analisis of Social &Environmental Risk, Pag. 18-19, 66-67.	(GRI 412) GRI 410-1 GRI 412-1 GRI 412-3
	Complaints about cases of human rights violations		GRI content index. Risk management chapter (p.)	GRI 406-1

Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organisation regarding respect for freedom of association and the right to collective bargaining.

			A talented and motivated team. Pag. 18-19	GRI 103-2 (406, 407, 408 y 409)
4. Fight against corruption	Measures taken to prevent corruption and bribery		Principles and governance, Risk management chapter (p.)	GRI 102-16 GRI 102-17
	Measures to combat money laundering		Principles and governance, Risk management chapter (p.)	GRI 103-2 (GRI 205) GRI 205-1 GRI 205-2 GRI 205-3
	Contributions to non-profit foundations and entities		Community investment. Pag. 58.59	GRI 413-1
5. Information on the company	Commitments of the company to sustainable development:
	The impact of the company’s activity on employment and local development		SMEs & job creation, Community investment. Pag. 52-53, 58-59
	The impact of the company’s activity on local towns and villages and in the country		SMEs & job creation, Community Pag. 52-53, 58-59
	Relations maintained with the representatives of local communities and the modalities of dialogue with them		What our stakeholders tell us. Pag. 14-15
	Association or sponsorship actions*		Community investment. Pag. 58-59
Outsourcing and suppliers:
	Inclusion of social, gender equality and environmental issues in the procurement policy		Responsible procurement. Pag. 46-47	GRI 103-2 (GRI 204, 308 y 414)
	Consideration in relations with suppliers and subcontractors of their responsibility		Responsible procurement. Pag. 46-47	GRI 102-9 Cadena de suministro GRI 103-2 (GRI 204, 308 y 414) GRI 204-1 GRI 308-1 GRI 414-1
	Supervision and audit systems and resolution thereof		Responsible procurement. Pag. 13, 46-47	GRI 103-2 (GRI 204)
Consumers:
	Measures for the health and safety of consumers		Responsible Business Practices. Pag. 38-39 Risk management chapter (p.)	GRI 103-2 (GRI 416, 417 y 418) GRI 416-1 GRI 417-1 G4-FS15
	Systems for complaints received and resolution thereof		Responsible Business Practices. Pag. 38-41 Key metrics. Pag. 75. Risk management chapter (p.) GRI content index.	GRI 102-17 GRI 103-2 (GRI 416, 417 y 418) GRI 416-2 GRI 417-2 GRI 418-1
	Tax information:	
	The profits obtained country by country		Appendix VI in Auditor's report and annual consolidate accounts (Pág. 289)	GRI 103-2 (GRI 201)
	Taxes earned on benefits paid		Tax contribution. Pag. 13, 61
	Public grants received		GRI content index.	GRI 201-4
	Any other relevant information:	

*NB: The data to report this indicator could be quantitative or qualitative

In addition to the contents mentioned in the previous table, the consolidated non-financial information statement of Banco Santander includes the following contents: 102-5, 102-9, 102-10, 102-12, 102-13, 102-18, 102-19, 102-20, 102-21, 102-22, 102-23, 102-24, 102-25, 102-26, 102-27, 102-28, 102-32, 102-33, 102-34, 102-37, 102-40, 102-42, 102-43, 102-44, 102-45, 102-46, 102-47, 102-48, 102-49, 102-50, 102-51, 102-52, 102-53, 102-54, 102-55, 102-56, 201-1, 201-3, 202-1, 202-2, 203-1, 203-2, 206-1, 302-1, 302-3, 307-1, 308-2, 401-2, 402-1, 404-3, 405-2, 411-1, 414-2, 415-1, 417-3, 419-1.

[This page intentionally left blank.]

Global Reporting Initiative
(GRI) content index

GRI Standards: GENERAL DISCLOSURES

GRI Standard	Disclosure	Page/Omission	Review
GRI 101: FOUNDATION
GRI 102: GENERAL DISCLOSURES
ORGANISATIONALPROFILE	102-1 Name of the organization	P. 80	
	102-2 Activities, brands, products, and services	P. 12-13, 18, 23-24, 25, 26-27, 48-49, 54-55, 56 and 62-65.	
	102-3 Location of headquarters	P. 80	
	102-4 Location of operations	Table 20 in Key metrics from the chapter Responsinle Banking (P. 74). Annual consolidated accounts.	
	102-5 Ownership and legal form	P. 44-45 and 708	
	102-6 Markets served	Table 20 in Key metrics from the Responsible Banking chapter (P. 68), P. 13, 38-39, 50-51 and 54-55.	
	102-7 Scale of the organization	P. 13, 27, 28 and 44 and tables 1 (p.70) y 20 (p. 72) in Key metrics	
	102-8 Information on employees and other workers	P. 13, 27, 28 and 44 and tables 1 (p.70) y 20 (p. 72) in Key metrics	[1]
	102-9 Supply chain	P. 46-47.	
	102-10 Significant changes to the organization and its supply chain	P. 81	
	102-11 Precautionary Principle or approach	P. 13, 27, 28 and 44 and tables 1 (p.70) y 20 (p. 72) in Key metrics	
	102-12 External initiatives	P. 31, 40-41, 46, 50-55 and 65-66	
	102-13 Membership of associations	Santander participates in industry associations representing financial activity in the countries where it operates, as the AEB in the case of Spain	
STRATEGY	102-14 Statement from senior decision-maker	P. 12, 24 and 57.	
	102-15 Key impacts, risks, and opportunities	P. 21, 23, 28-29 42-43, 46-47, 66-69 and p. 214 from the annual consolidated accounts.	
ETHICS AND INTEGRITY	102-16 Values, principles, standards, and norms of behavior	P. 20-21, 23, 24-25, 31 and 47.	
	102-17 Mechanisms for advice and concerns about ethics	P. 20-21, 25-27, 34-39, 47, 54-59 and 62-66.	

GRI Standard	Disclosure	Page/Omission	Review
GOVERNANCE	102-18 Governance structure	P. 16-17 and Corporate Governance chapter of the annual report.	
	102-19 Delegating authority	P. 16-17 and Corporate Governance chapter of the annual report.	
	102-20 Executive-level responsibility for economic, environmental, and social topics	P. 16-17 and Corporate Governance chapter of the annual report.	
	102-21 Consulting stakeholders on economic, environmental, and social topics	P. 24-25, 32-33, 38 and 43 and Corporate Governance chapter of the annual report. Annual accounts.	
	102-22 Composition of the highest governance body and its committees	P. 17 and Corporate Governance chapter of the annual report.	
	102-23 Chair of the highest governance body	P. 125 and 108-113 from the Corporate Governance chapter of the annual report. Annual accounts	
	102-24 Nominating and selecting the highest governance body	P. 138-140 and 156-157 from the Corporate Governance chapter of the annual report. Annual accounts.	
	102-25 Conflicts of interest	P. 16, 45, 108, 152, 160-162 from the Corporate Governance chapter of the annual report. Annual accounts.	
	102-26 Role of highest governance body in setting purpose, values, and strategy	P. 18-19, 42, 60. P. 116-160 Corporate Governance. Chapter 2 of the Regulations of the Board of Directors of Banco Santander, S.A	
	102-27 Collective knowledge of highest governance body	P. 116-127 from the Corporate Governance chapter of the annual report. Annual accounts.	
	102-28 Evaluating the highest governance body’s performance	P. 108-111, 140, 146 from the Corporate Governance chapter of the annual report. Annual accounts.	
	102-29 Identifying and managing economic, environmental, and social impacts	P. 66.Annual accounts.	
	102-30 Effectiveness of risk management processes	P. 18-19, 42-43 and 66-67.	
	102-31 Review of economic, environmental, and social topics	Risk manegement chapter of the annual accounts.	
102-32 Highest governance body’s role in sustainability reporting

Santander´s Board approved this report on February, 26th 2019 related to 2018 period (p. 24-25 from the 2018 Annual report, and p. 108 from the Corporate Governance Chapter of the Annual Report published in 2019).


	102-33 Communicating critical concerns	Annual accounts.	
	102-34 Nature and total number of critical concerns	P. 18, 42-43, 66-67.	
	102-35 Remuneration policies	P. 31 and 33. P. 186-192 from the Corporate Governance Chapter of the Annual Report	
	102-36 Process for determining remuneration	P. 31 and 33. P. 180 and 224 from the Corporate Governance Chapter of the Annual Report. Report of the remuneration committee	
	102-37 Stakeholders’ involvement in remuneration	P. 31 and 33. P. 180 and 224 from the Corporate Governance Chapter of the Annual Report. Report of the risk, supervision, regulation and compliance committee	
	102-38 Annual total compensation ratio	Confidential information	NO
	102-39 Percentage increase in annual total compensation ratio	Confidential information	NO
STAKEHOLDER ENGAGEMENT	102-40 List of stakeholder groups	P. 13-14, 26-27 and 80.	
	102-41 Collective bargaining agreements	P. 26-27 and 54.	
	102-42 Identifying and selecting stakeholders	P. 14-15 and 26-27.	
	102-43 Approach to stakeholder engagement	P. 26, 40-41 and 80 and table22 in Key Metrics (p. 73).	
	102-44 Key topics and concerns raised	P. 14-17, 22-23 and 48-49.	

GRI Standard	Disclosure	Page/Omission	Review
REPORTING PRACTICE	102-45 Entities included in the consolidated financial statements	P. 80. Annual accounts.	
	102-46 Defining report content and topic Boundaries	P. 15 and 80.	
	102-47 List of material topics	P. 15	
	102-48 Restatements of information	P. 80	
	102-49 Changes in reporting	P. 80	
	102-50 Reporting period	P. 80	
	102-51 Date of most recent report	P. 80	
	102-52 Reporting cycle	P. 80	
	102-53 Contact point for questions regarding the report	P. 709	
	102-54 Claims of reporting in accordance with the GRI Standards	P. 80	
	102-55 GRI content index	GRI Content Index (p. 86-102).	
	102-56 External assurance	P. 80. Independent verification report.	

GRI Standards: Topic-specific diclosures

Identified	Material aspect
material aspect	boundary	GRI Standard	Disclosure	Page/Omission		Scope	Review
ECONOMIC STANDARDS
ECONOMIC PERFORMANCE
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (P. 87-99)		-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 13 and column "Page/Omission" of the GRI 201: Economic Performance" (p. 87)		-	√
			103-3 Evaluation of the management approach	P. 13 and column "Page/Omission" of the GRI 201: Economic Performance" (p. 87)		-	√
				€ million	2018
				Economic value generated[1]	48,329
				Gross income	48,424
				Net loss on discontinued operations	0
				Gains/(losses) on disposal of assets not classified as non-current held for sale	28
				Gains/(losses) on disposal of assets not classified as discontinued operations	-123
				Economic value distributed	28,711
				Dividends[3]	3,292
				Other administrative expenses (except taxes)	8,489
				Personnel expenses	11,865
				Income tax and other taxes[2]	4,886
				CSR investment	179
			201-1 Direct economic value generated and distributed	Economic value retained (economic value generated less economic value distributed)	19,618	Group	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 201: ECONOMIC PERFORMANCE

1. Gross income plus net gains on asset disposals.

2. Only includes income tax on profits accrued and taxes recognised during the period. The chapter on Community Investment provides additional information on the taxes paid.

3. In addition to the EUR 3,392 million, EUR 132 million were allocated in shares to shareholders in the framework of the shareholder compensation scheme (Santander Dividendo Election) approved by shareholders’ general meeting of 23th March 2018. According to this, the Bank has offered the possibility of getting an amount in cash or in new shares that is equivalent to the second interim dividend for the year 2018. This figure does not come directly from consolidated annual accounts, otherwise turning to a specifically created detail to monitor the remuneration of the shareholder. This detail can be included at the beginning of chapter 4, “Distribution of the Bank’s results, shareholders remuneration system and benefit per share”, section a).

			201-2 Financial implications and other risks and opportunities due to climate change	P. 18, 49, 62-69. Table 24 in Key metrics (p. 74).		Group	√[2]
			201-3 Defined benefit plan obligations and other retirement plans

The liability for provisions for pensions and similar obligations at 2017 year-end amounted to EUR 5.558 million. Endowments and contributions to the pension funds in the 2017 financial year have amounted to EUR 371 million. The detail may be consulted in Auditor´s report and annual consolidated accounts.

						Group	√
			201-4 Financial assistance received from government	The Bank has not received significant subsidies or public aids during 2017. The detail may be consulted in Auditor´s report and annual consolidated accounts.		Group	√

Identified	Material aspect
material aspect	boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
MARKET PRESENCE
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (P. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 24-25 and column “Page/Omissionn” of the GRI 201: Economic Performance (p. 90).	-	√
Attracting and retaining talent / Diversity / Community investment	Internal		103-3 Evaluation of the management approach	P. 24-25 and column “Page/Omissionn” of the GRI 201: Economic Performance (p. 90).	-	√
		GRI 202: MARKET PRESENCE	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Table 13 in Key metrics (P. 73).	Group	√[3]
			202-2 Proportion of senior management hired from the local community	The Group Corporate Human Resources Model aims to attarct and retain the best professionals in the countries in which it operates. Table 7 in Key metrics (p. 71)	Group excluding USA	√
INDIRECT ECONOMIC IMPACT
			103-1 Explanation of the material topic and its boundary	P. 14-15, columna “Cobertura del tema material” del Índice de contenidos GRI (P. 86-102).	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 54-59.	-	√
Community investment	External		103-3 Evaluation of the management approach	P. 54-59.	-	√
			203-1 Infrastructure investments and services supported	P. 56, 58-59.	Group	√
		GRI 203: INDIRECT ECONOMIC IMPACT	203-2 Significant indirect economic impacts	P. 56, 58-59.	Group	√
PROCUREMENT PRACTICES
			103-1 Explanation of the material topic and its boundary	P. 14-15, columna “Cobertura del tema material” del Índice de contenidos GRI (P. 89-101).	-	√
Ethical behaviour and risk management	External	GRI 103: ENFOQUE DE GESTIÓN	103-2 The management approach and its components	P. 46-47	-	√
			103-3 Evaluation of the management approach	P. 46-47	-	√
		GRI 204: PROCUREMENT PRACTICES	204-1 Proportion of spending on local suppliers	P. 46-47	Group	√[8]
ANTI-CORRUPTION
			103-1 Explanation of the material topic and its boundary	P. 14-15, columna “Cobertura del tema material” del Índice de contenidos GRI (P. 86-102).	-	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Corporate governance-transparency		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 and 47.	-	√
	Internal and External		103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 and 47.	-	√
			205-1 Operations assessed for risks related to corruption	Risk management chapter	Group	√
		GRI 205: ANTI-CORRUPTION	205-2 Communication and training about anti-corruption policies and procedures	Risk management chapter	Group	√
			205-3 Confirmed incidents of corruption and actions taken	Risk management chapter	Group	√[6]

Identified	Material aspect
material aspect	boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
ANTI-COMPETITIVE BEHAVIOR
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 ,47 and column “Page/Omission” of the GRI 206: Anti-competitive Behaviour (p. 91).	-	√
			103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 ,47 and column “Page/Omission” of the GRI 206: Anti-competitive Behaviour (p. 91).	-	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 206: ANTI-COMPETITIVE BEHAVIOUR	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices

After an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on 13 February 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine. The Italian Competition Authority has imposed to Banca PSA Italia a fine of € 6.077.606 as part of an investigation against the Captive Banks, Assofin and Assilea. According to the decision, the Captive Banks, Assofin and Assilea ran an unlawful cartel from 2003 to April 2017, aimed at exchanging sensitive commercial information in the car financing market in Italy, in order to restrict competition for the sale of financed cars, in violation of Article 101 TFEU. The decision will be appeal. Further information on litigation and other Group contingencies can be found in the Auditor’s Report and Annual Accounts

					Group	√[5]
ENVIRONMENTAL STANDARDS
MATERIALS
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 62, 63, 64, 66, 68-69.	-	√
Internal environmental footprint	Internal and external		103-3 Evaluation of the management approach	P. 62, 63, 64, 66, 68-69.	-	√
			301-1 Materials used by weight or volume	P. 69 and table 24 de Principales métricas (P. 76).	Group	√[4]
		GRI 301: MATERIALS	301-2 Recycled input materials used	The percentage of the environmentally-friendly paper consumption with respect to the total consumption is 86%. This percentage includes both recycled and certified paper	Group	√[4]
			301-3 Reclaimed products and their packaging materials	Not applicable due to the type of Group financial activity	Group	NO

Identified	Material aspect
material aspect	boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
ENERGY
			103-1 Explanation of the material topic and its boundary	P. 12-13 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	-	√
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	-	√
			302-1 Energy consumption within the organization	P. 69 and Table 24 in Key metrics (p. 76)	Group	√[4]
Internal environmental footprint	Internal and external		302-2 Energy consumption outside of the organization	Not available	Group	NO
		GRI 302: ENERGY	302-3 Energy intensity	Table 24 in Key metrics (p. 76)	Group	√4
			302-4 Reduction of energy consumption	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available	Group	NO
			302-5 Reductions in energy requirements of products and services	Not applicable due to the type of Group financial activity	Group	NO
WATER
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-101)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	-	√
Internal environmental footprint	Internal and external		103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	-	√
			303-1 Water withdrawal by source	P. 69 and Table 24 in Key metrics (p. 76)	Group	√[4]
		GRI 303: WATER	303-2 Water sources significantly affected by withdrawal of water	Not applicable due to the type of Group financial activity	Group	NO
			303-3 Water recycled and reused	Not applicable due to the type of Group financial activity	Group	NO
BIODIVERSITY
			103-1 Explanation of the material topic and its boundary	Not material	-	NO
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	Not material	-	NO
			103-3 Evaluation of the management approach	Not material	-	NO
Not material	Not applicable		304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Not material	Group	NO
		GRI 304: BIODIVERSITY	304-2 Significant impacts of activities, products, and services on biodiversity	Not material	Group	NO
			304-3 Habitats protected or restored	Not material	Group	NO
			304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	Not material	Group	NO

Identified	Material aspect	GRI
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
EMISSIONS
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-101)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	-	√
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	-	√
			305-1 Direct (Scope 1) GHG emissions	P. 69 and Table 24 in Key metrics (p. 76)	Group	√[4]
Internal environmental footprint	Internal and external		305-2 Energy indirect (Scope 2) GHG emissions	P. 69 and Table 24 in Key metrics (p. 76)	Group	√[4]
			305-3 Other indirect (Scope 3) GHG emissions	P. 69 and Table 24 in Key metrics (p. 76)	Group	√[4]
		GRI 305: EMISSIONS	305-4 GHG emissions intensity	Table 24 in Key metrics (p. 76)	Group	√[4]
			305-5 Reduction of GHG emissions	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available	Group	NO
			305-6 Emissions of ozone-depleting substances (ODS)	Not applicable due to the type of Group financial activity	Group	NO
			305-7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not applicable due to the type of Group financial activity	Group	NO
EFFLUENTS AND WASTE
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p.86-101)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 62, 63, 64, 66 and 68-69.	-	√
			103-3 Evaluation of the management approach	P. 62, 63, 64, 66 and 68-69.	-	√
Internal environmental footprint	Internal and external		306-1 Water discharge by quality and destination	Not applicable due to the type of Group financial activity	Group	NO
			306-2 Waste by type and disposal method	P. 69 and Table 24 in Key metrics (p. 76)	Group	√[4]
		GRI 306: EFFLUENTS AND WASTE	306-3 Significant spills	Not applicable due to the type of Group financial activity	Group	NO
			306-4 Transport of hazardous waste	Not applicable due to the type of Group financial activity	Group	NO
7			306-5 Water bodies affected by water discharges and/or runoff	Not applicable due to the type of Group financial activity	Group	NO
ENVIRONMENTAL COMPLIANCE
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-101)	-	√
Ethical behavior and risk management / Compliance and adapting to regulatory changes		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 32-33	-	√
	Internal and external		103-3 Evaluation of the management approach	P. 32-33	-	√
		GRI 307: ENVIRONMENTAL COMPLIANCE	307-1 Non-compliance with environmental laws and regulations	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	√[5]
SUPPLIER ENVIRONMENTAL ASSESSMENT
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column “Material aspect boundary” of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 46-47	-	√
Ethical behaviour and risk management	Internal and external		103-3 Evaluation of the management approach	P. 46-47	-	√
		GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT	308-1 New suppliers that were screened using environmental criteria	P. 46-47	Group	√[8,9]
			308-2 Negative environmental impacts in the supply chain and actions taken	P. 46-47	Group	√[8,9]

Identified	Material aspect	GRI
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
SOCIAL STANDARDS
EMPLOYMENT

			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 27-28 and 56	-	√
Attracting and retaining talent / Diversity	Internal		103-3 Evaluation of the management approach	P. 27-28 and 56	-	√
			401-1 New employee hires and employee turnover	P. 27-28 and 56 and Tables 10 and 11 in Key metrics (p. 70-72)	Group	√
		GRI 401: EMPLOYMENT	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Benefits detailed in p. 26-29 are regarding only full-time employees	Group	√
			401-3 Parental leave	Not available	Group	NO
LABOUR/MANAGEMENT RELATIONS
		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
Attracting and retaining talent / Diversity	Internal		103-2 The management approach and its components	Column "Page/Omission" of the GRI 402: Labor/Management relations" (p. 94)	-	√
		GRI 402: LABOR/ MANAGEMENT RELATIONS	103-3 Evaluation of the management approach	Column "Page/Omission" of the GRI 402: Labor/Management relations" (p. 94)	-	√
			402-1 Minimum notice periods regarding operational changes	Santander Group has not established any minimum period to give prior notice relating to organisational changes different from those required by law in each country	Group	√
OCCUPATIONAL HEALTH AND SAFETY
		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
			103-2 The management approach and its components	P. 34 y column "Page/Omission" of the GRI 403: Occupational Safe and Safety (p. 85)	-	√
			103-3 Evaluation of the management approach	P. 36 y column "Page/Omission" of the GRI 403: Occupational Safe and Safety (p. 87)	-	√
Attracting and retaining talent / Diversity	Internal		403-1 Workers representation in formal joint management–worker health and safety committees	In Banco Santander S.A, the percentage of workforce represented in the Health and Safety Committee in 100%	Banco Santander S.A. and SCF	√
		GRI 403: OCCUPATIONAL HEALTH AND SAFETY	403-2 Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	P. 36 and Tables 17, 18 and 19 in Key metrics (p. 73)	Group	√[1]
			403-3 Workers with high incidence or high risk of diseases related to their occupation	There have not been identified work posts with high risk of desease	Group	NO
403-4 Health and safety topics covered in formal agreements with trade unions

Formal agreements with unions take into account issues concerning the health of workers and occupational health and safety, such as health monitoring and check-ups, both periodic for all workers and for workers returning from prolonged sick leave

					Banco Santander S.A. and SCF	√

Identified	Material aspect	GRI
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
TRAINING AND EDUCATION
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 26,28-29. Column "Page/Omission" of the GRI 404: Training and education (p. 95)	-	√
			103-3 Evaluation of the management approach	P. 26,28-29. Column “Page/Omission” of the GRI 404: Training and education (p. 95)	-	√
Attracting and retaining talent / Diversity	Internal		404-1 Average hours of training per year per employee	P. 30-31 and tables 14, 15 and 16 in Key metrics (p. 72-73)	Group	√
		GRI 404: TRAINING AND EDUCATION	404-2 Programs for upgrading employee skills and transition assistance programs

Banco Santander in Spain offers programmes for skills management and lifelong learning that support the employability of their employees once they have finished their carrers or have been affected by collective redundancies. P. 28 y 30-31 and table 14 in Key metrics (p. 72)

					Banco Santander S.A.	√
			404-3 Percentage of employees receiving regular performance and career development reviews	P. 28-29. Regular performance and career development reviews are received by the 100% of the employees	Group	√
DIVERSITY AND EQUAL OPPORTUNITY
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (P. 86-102).	-	√
Attracting and retaining talent / Diversity / Incentives tied to ESG criteria		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 32-33	-	√
	Internal		103-3 Evaluation of the management approach	P. 32-33	-	√
		GRI 405: DIVERSITY AND EQUAL OPPORTUNITIES	405-1 Diversity of governance bodies and employees	P. 18-19, 25, 32-33 and Tables 1, 3 and 6 in Key metrics (p. 70-71)	Group	√
			405-2 Ratio of basic salary and remuneration of women to men	P.33	Group	NO
NON-DISCRIMINATION
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (P. 86-102).	-	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 28-29 y 56.	-	√
	Internal and external		103-3 Evaluation of the management approach	P. 28-29 y 56.	-	√
		GRI 406: NON-DISCRMINATION	406-1 Incidents of discrimination and corrective actions taken	Risk management chapter	Group	√[6]
FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING
			103-1 Explanation of the material topic and its boundary	Not material	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	Not material	-	√
Not material	Not applicable		103-3 Evaluation of the management approach	Not material	-	√
		GRI 407: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Not material	Group	NO
CHILD LABOR
			103-1 Explanation of the material topic and its boundary	Not material	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	Not material	-	√
Not material	Not applicable		103-3 Evaluation of the management approach	Not material	-	√
		GRI 408: CHILD LABOR	408-1 Operations and suppliers at significant risk for incidents of child labor	Not material	Group	NO

Identified	Material aspect	GRI
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
FORCED OR COMPULSORY LABOR
			103-1 Explanation of the material topic and its boundary	Not material	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	Not material	-	√
Not material	Not applicable		103-3 Evaluation of the management approach	Not material	-	√
		GRI 409: FORCED OR COMPULSORY LABOR	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Not material	Group	NO
SECURITY PRACTICES
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	Column "Page/Omission" of the GRI 410: Security Practices (p. 96)	-	√
			103-3 Evaluation of the management approach	Column "Page/Omission" of the GRI 410: Security Practices (p. 96)	-	√
		GRI 410: SECUTIRY PRACTICES	410-1 Security personnel trained in human rights policies or procedures	Santander requires to its Safety Services suppliers during the hiring process compliance with Human Rights Regulations	Banco Santander S.A.	√
RIGHTS OF INDIGENOUS PEOPLES
			103-1 Explanation of the material topic and its boundary	P. 12-13 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 66 and Column "Page/Omission" of the GRI 411: Rights of Indigenous People (p. 96)	-	√
			103-3 Evaluation of the management approach	P. 66 and Column “Page/Omission” of the GRI 411: Rights of Indigenous People (p. 96)	-	√
		GRI 411: RIGHTS OF INIDGENOUS PEOPLE	411-1 Incidents of violations involving rights of indigenous people

The Bank ensures, through social and environmental risk assessments in their financing operations under the Equator Principles, that no violations of the indigenous peoples’ rights occur in such operations.

					Group	√[2,10]
HUMAN RIGHTS ASSESSMENT
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	Column "Page/Omission" of the GRI 412: Human Rights assessment (p. 96)	-	√
			103-3 Evaluation of the management approach	Column "Page/Omission" of the GRI 412: Human Rights assessment (p. 96)	-	√
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External		412-1 Operations that have been subject to human rights reviews or impact assessments

All the Bank’s financing operations under the Equator Principles are subject to social and environmental risk assessments (which includes human rights aspects). In 2018, a total of 35 operations were evaluated in this respect.

					Group	√[10]
		GRI 412: HUMAN RIGHTS ASSESSMENT	412-2 Employee training on human rights policies or procedures	Not available	Group	NO
412-3 Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening

A new supplier certification policy was approved in 2018. This policy includes an annex with the “principles of responsible conduct for suppliers”. These principles are mandatory for all the Bank’s suppliers and include, among others, human rights aspects.

√[2]

Identified	Material aspect
material aspect	boundary	GRI Standard	Disclosure	Page/Omission	Scope	Review
LOCAL COMMUNITIES
Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p.86-102)		√
			103-2 The management approach and its components	P. 54-59 and 62-63		√
			103-3 Evaluation of the management approach	P. 54-59 and 62-63		√
		GRI 413: LOCAL COMMUNITIES	413-1 Operations with local community engagement, impact assessments, and development programs

The Santander Group has several programmes in its ten main countries aim to encourage development and participation of local communities, in which it is carried out an assessment on people helped, scholarships given through agreement with Universities, among others. Moreover, in the last years the Group has developed different products and services offering social and/or environmental added value adapted to each country where Santander developes its activities. P. 54-59 y 56-57.

					Group	√[11]
			413-2 Operations with significant actual and potential negative impacts on local communities	Not available	Group	NO
SUPPLIER SOCIAL ASSESSMENT
Control and management of risks, ethics and compliance	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
			103-2 The management approach and its components	P. 46-47	-	√
			103-3 Evaluation of the management approach	P. 46-47	-	√
		GRI 414: SUPPLIER SOCIAL ASSESSMENT	414-1 New suppliers that were screened using social criteria	P. 46-47	Group	√8 9
			414-2 Negative social impacts in the supply chain and actions taken	P. 46-47	Group	√8 9
PUBLIC POLICY
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
			103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 and 47 and column “Page/Omission” of the GRI 415: Public Policy (p. 97)	-	√
			103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 and 47 and column “Page/Omission” of the GRI 415: Public Policy (p. 97)	-	√
		GRI 415: PUBLIC POLICY	415-1 Political contributions

The vinculation, memebership or collaboration with political parties or with other kind of entities, institutions os associations with public purposes, as well as contributions or services to them, should be done in a way that can assure the personal character and that avoids any involvement of the Group, as indicated in Santander Group General Code of Conduct

					Group	√[2]
CUSTOMER HEALTH SAFETY
Products and services that are transparent and fair		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
			103-2 The management approach and its components	P. 38-41	-	√
			103-3 Evaluation of the management approach	P. 38-41	-	√
		GRI 416: CUSTOMER HEALTH AND SAFETY	416-1 Assessment of the health and safety impacts of product and service categories

The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products (p. 38-41)

					Group	√
			416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	√[5]

Identified	Material aspect	GRI
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
MARKETING AND LABELING
		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
			103-2 The management approach and its components	P. 38-41	-	√
			103-3 Evaluation of the management approach	P. 38-41	-	√
417-1 Requirements for product and service information and labeling

The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products (p. 38-41). In addition, the Bank is member of the Association for Commercial Self- Regulation (Autocontrol) assuming the ethical commitment to be responsible regarding the freedom of commercial communication

					Group	√[1]
Products and services that are transparent and fair	Internal and external	GRI 417: MARKETING AND LABELING	417-2 Incidents of non-compliance concerning product and service information and labeling

A fine of 120.000 euros imposed by the Instituto Vasco de Consumo for an alleged abuse of the clause of expenses of mortgage loan contracts by the Bank. The decision has been appealed. A fine of 4.5 million euros imposed by Bank of Spain for breaches relating to the content and delivery of contractual and pre-contractual information of contracts with mortgage guarantee and in relation to the collection of commissions and roundings, by the former Banco Popular A fine of 4.5 million euros imposed by the CNMV for the undue collection of incentives derived from investments in foreign and domestic collective investment schemes by the Bank. Moreover, the information regarding litigation and the Group's other contingencies is provided in the auditor's report and annual accounts.

					Group	√[5]
417-3 Incidents of non-compliance concerning marketing communications

In Spain, the Bank forms part of the Spanish Advertising Association (AEA). It is also a member of the Association for the Self-regulation of Commercial Communication, which in turn is a member of the European Advertising Standards Alliance. On November 20 2018, SC and the CFPB resolved an investigation of SC’s marketing of gap waiver coverage – a product that provides coverage for the amount of the outstanding automobile loan in the event of a total loss of the vehicle (through accident or theft) where the insurance proceeds are less than the amount owed on the vehicle at the time of the loss -- and disclosures associated with loan deferrals and extensions pursuant to a Consent Order which requires SC to (1) pay approximately $2 million in customer remediation; (2) a civil monetary penalty of $2.5 million; and waive approximately $7.2 million of balances. Information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts .

					Group	√[5]
CUSTOMER PRIVACY
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 38-41	-	√
Measures taken for customer satisfaction	Internal and External		103-3 Evaluation of the management approach	P. 38-41	-	√
		GRI 418: CUSTOMER PRIVACY	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	√[5]

Identified	Material aspect	GRI
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
SOCIOECONOMIC COMPLIANCE
			103-1 Explanation of the material topic and its boundary	P. 14-15 and column "Material aspect boundary" of GRI Content Index (p. 86-102)	-	√
		GRI 103: MANAGEMENT APPROACH	103-2 The management approach and its components	P. 20-21, 23, 24-25, 31 and 47.and column “Page/Omission” of the GRI 419: Socioeconomic Compliance (p. 99)	-	√
Products and services that are transparent and fair / Ethical behaviour and risk management	Internal and external		103-3 Evaluation of the management approach	P. 20-21, 23, 24-25, 31 and 47.and column “Page/Omission” of the GRI 419: Socioeconomic Compliance (p. 99)	-	√
		GRI 419: SOCIOECONOMIC COMPLIANCE	419-1 Non-compliance with laws and regulations in the social and economic area	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	√[5]

Identified	Material aspect	G4
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
FINANCIAL SERVICES SECTOR DISCLOSURES
PRODUCT PORTFOLIO
		FS1	Policies with specific environmental and social components applied to business lines	P. 18-19	Group	√
		FS2	Procedures for assesign and screening environmental and social risks in business lines	P. 18-19, 38-41 and 66.	Group	√
		FS3	Processes for monitoring clients´ implementation of and compliance with environmental and social requirements included in agreements of transactions	P. 18-19, 38-41 and 66.	Group	√

Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and servicies offering social and environmental added value

	Internal and external	FS4	Process(es) for improving staff competency to implement the environmentas and social policies and procedures as applied to business lines

To raise awareness and transmit the policies content, the Bank has continued with its employee training and awareness campaigns. The latest was a video tutorial explaining the process of adaptation for the sector-specific policies and involving those from the Bank who are ultimately responsible for this area

					Group	√
		FS5	Interactions with clients/ investees/business partners regarding environmental and social risks and opportunities	P. 20-21 and 45	Group	√
		FS6	Percentage of the portfolio for business lines by specific region, size (e.g. micro/ SME/large) and by sector	P. 38-41	Group	√
		FS7	Moneraty value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	P. 50-54	Group	√
		FS8	Monetary value of products and servicies designed to deliver a specific environmental benefit foir each business line broken down by purpose	P. 50-54	Group	√

Identified	Material aspect	G4
material aspect	boundary	Standard	Disclosure	Page/Omission	Scope	Review
AUDIT
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	FS9	Coverage and frequency of audits to assess implementation of environmental and social policies and risk assesment procedures

The Group’s Internal Audit Area conducts a bi-annual review of the sustainability function to assess, among other aspects, the degree of compliance with the Social and Environmental Responsibility Policies, which include both the revision of the Equator Principles and other additional procedures of risk assessment on specific sectors. The last one was carried out in 2016

					Group	√
ACTIVE OWNERSHIP
		FS10	Percentage and number of companies held in the instituition´s portfolio with which the reporting organization has interacted on environmental or social issues	P. 66	Group	√[10]
		FS11	Percentage of assets subject to positive and negative environmental or social screening	P. 66	Group	√[10]

Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and servicies offering social and environmental added value

	Internal	FS12	Voting policy(ies) applied to environmental or social issues for shares over which the reporting organization hold the right to vote shares pr advises on voting

The Santander Group has no voting policies relating to social and/or environmental matters for entities over which acts as an advisor. The Santander Employees Pension Fund does have a policy of formal vote in relation to socuial and environmental aspects, for shareholder meetings of the entities over which it has voting rights

					Group	√
		FS13	Access points in low-populated or economically disadvantaged areas by type	P. 54	Group	√
		FS14	Initiatives to improve access to financial servicies for disadvantaged people	P. 48-50 and Table 21 in Key metrics (p. 75)	Group	√
		FS15	Policies for the fair design and sale of financial products and servicies	P. 38-41	Group	√
		FS16	Initiatives to enhance financial literacy by type of beneficiary	P. 38-41	Group	√

√  Reviewed content according to described scope. The independent verification report is included in p. 103-105 of this chapter.

NO Non reviewed content.

1. Only information regarding owned employees is disclosed.

2. Only qualitative information is disclosed.

3. Not broken down by gender.

4. The scope and limitations of this indicator are described on p. 57.

5. Information is provided on accounting provisions for claims of any type and over €60,000.

6. Information is provided on the total number of complaints channels, for any reason.

7. Information about each type of products and services is not detailed.

8. Data refers exclusively to centralised purchases data in Aquánima.

9. Only total amount of approved suppliers is included.

10. Information is only provided on the number of project finance deals of Santander’s Bank, which have been analysed regarding social and environmental risks in Equator Principles’ frame.

11. Information is provided on programmes and their direct impacts of the ten main countries of the Group, instead on centers.

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

Corporate governance

1.Overview of corporate governance in 2018

Redesigned corporate governance report

On 12 June 2018, the Spanish National Securities Market Commission (CNMV) approved new formats for the annual corporate governance and remuneration reports required for listed Spanish companies and, more importantly, allowed companies to draft their reports in a free format.

This welcome regulatory flexibility, together with the fresh look that we have given to this 2018 consolidated directors' report (see introduction to this report on page 2) has led to a new approach being adopted for the 2018 corporate governance report which now consists in this chapter in the consolidated directors' report.

Key to understanding the changes:

   In this 2018 corporate governance report, we have opted to follow a free format.

   This has allowed us in this 2018 corporate governance report to merge (1) the summary content that we typically included in the annual report and (2) the legally required content for the corporate governance report proper.

   With the purpose of providing a holistic view of our corporate governance practices in one single document, we have also included in this 2018 report the content that was previously set out in the reports on the activities of our board of directors’ committees (see sections 4.4 to 4.7).

   This year’s report also includes (1) the annual report on directors’ remuneration that we are required to prepare and submit to a non-binding vote at our annual general shareholders’ meeting (AGM), (see section 6 'Remuneration') and, (2) our directors’ remuneration policy, (see section 6.4 'Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders' at our 2019 AGM). These were published previously separately but there was significant overlap with the corporate governance report.

   Therefore, we now publish in a single document the content that was previously included in at least five documents covering the same subject matter.

It is important to point out that the new format does not imply a reduction in the information we provide. It simply presents it in a more rational and organised manner. To achieve this, the 2018 corporate governance report does not fully diverge from its previous format:

   Section 9.1 'Reconciliation to CNMV’s corporate governance report model' and section 9.4 'Reconciliation to CNMV’s remuneration report model' include cross references to where information can be found in this chapter or elsewhere in this annual report for each section of the corporate governance and remuneration reports in CNMV's prescribed format.

   Moreover, we have traditionally filled in the 'comply or explain' section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, have included in section 9.3 'Cross-reference table for comply or explain in corporate governance recommendations' a chart with cross- references showing where the information supporting each response can be found in this 2018 corporate governance chapter or elsewhere in this consolidated directors´report.

1.1 Refreshing the board

Continued board composition improvement

Throughout 2018, we continued to refresh and strengthen our board, reflecting our strong commitment to ensuring balance and diversity. The main board changes were as follows:

Mr Álvaro Cardoso de Souza was appointed as an independent director at our 2018 AGM. He filled the vacancy left by executive director Mr Matías Rodríguez Inciarte.

Mr Álvaro Cardoso de Souza strengthens the international diversity of the board and brings to it his strong industry experience, which also reinforces the overall risk management and accounting skills within the board. This experience was acquired in an international environment considered strategic for our Group, as he has held different executive positions at Citibank and several listed companies in Brazil.

   Mr Henrique de Castro has been proposed by the board of directors for election at our 2019 AGM as new independent director to fill the vacancy left by Mr Juan Miguel Villar Mir on 1 January 2019.

Mr Henrique de Castro brings to the board his sound experience in the technological and digital industry along with significant experience in the US market, which he has acquired through top positions held in companies such as Yahoo! Inc. and Google, Inc.

•

Mr José Antonio Álvarez, who continues as our Chief Executive Officer (CEO), has been appointed executive vice chairman of the board on 15 January 2019. Mr Guillermo de la Dehesa, in turn, continues as director but ceased to be vice chairman on that date.

Stepping down
Changes	from role	Taking up role
Increase in independent directors	Mr Matías Rodríguez Inciarte	Mr Álvaro Cardoso de Souza
Refreshment of independent directors	Mr Juan Miguel Villar Mir	Mr Henrique de Castro
Refreshment of vice chairman	Mr Guillermo de la Dehesa	Mr José Antonio Álvarez

Board committees

Our board has also made changes to the composition of its committees, in order to continue strengthening their performance and support to the board in their respective areas, according to the best international practices and internal rules and regulations.

The changes effected are:

•	Executive committee: Ms Belén Romana became a member of the committee on 1 July 2018, increasing the number of independent directors in the committee.

•

Appointments committee: Mr Ignacio Benjumea left the committee on 1 July 2018, differentiating the composition of the appointments committee from the remuneration committee, in line with best practices.

•

Risk supervision, regulation and compliance committee: Mr Álvaro Cardoso de Souza became a member of the committee on 23 April 2018 and subsequently was appointed as its chairman on 1 October 2018. Mr Bruce Carnegie-Brown, the former chairman, left the committee on 1 January 2019, following a suitable transition period. Mr Guillermo de la Dehesa left the committee on 1 July 2018.

•	Innovation and technology committee: Mr Rodrigo Echenique Gordillo and Ms Esther Giménez-Salinas i Colomer left the committee on 1 July 2018.

•

The new responsible banking, sustainability and culture committee was established, appointing Mr Ramiro Mato García- Ansorena as chairman and Ms Ana Botín-Sanz de Sautuola y O’Shea, Ms Belén Romana García, Ms Homaira Akbari, Ms Sol Daurella Comadrán, Ms Esther Giménez-Salinas i Colomer and Mr Ignacio Benjumea Cabeza de Vaca as members. On 24 July 2018 Mr Álvaro Cardoso de Souza was appointed also member of this committee.

1.2 New responsible banking, sustainability and culture committee

Our board has created a responsible banking, sustainability and culture committee to help the Group progress towards its goal of being a more responsible Bank.

The committee’s purpose is to assist our board in pursuing and reviewing the corporate culture and values and to advise on its relations with the various stakeholders, especially employees, customers and communities in which our Group carries out its activities.

The committee will also supervise the way in which the Group manages business responsibly and how we are helping people and businesses prosper.

For further information see 'Responsible banking, sustainability and culture committee' in section 4.3 of this chapter and the 'Responsible banking' chapter.

1.3 Achieving our 2018 priorities

The 2017 annual report disclosed our corporate governance goals and priorities for 2018. The following chart describes how we have delivered on each priority.

2018 goals	How we have delivered

Board refreshment

Strengthen the composition of the board of directors, showing commitment to international diversity, especially from the strategic markets in which the Group operates, and ensure a suitable composition of the committees to improve performance of their functions and their respective areas of action.

Throughout 2018, significant work has been carried out to ensure that the overall composition and skills of our board of directors and board committees are appropriate. Desired areas of experience were identified and incorporated into board succession and recruitment planning overseen by the appointments committee.

Mr Álvaro Cardoso de Souza’s appointment has further strengthened the board’s international diversity, specifically in relation to Latin America / Brazil.

Section 1.1 'Refreshing the board' describes other changes and improvements made to the composition of our board and board committees.

In addition, the tenure of board members remained a key area of focus, ensuring that an appropriate balance between board refreshment and retaining continuity and stability was achieved. Our appointments committee also assessed the composition of the board committees to ensure continuity of effectiveness, skillset, experience, overall stability and appropriate distribution of workload following the creation of the responsible banking, sustainability and culture committee.

Boardroom Further improve the independence of the board by increasing the number of meetings between the independent board members and the lead independent director.	The number of private meetings between independent directors and the lead independent director was increased, scheduled at regular intervals throughout the year.

Board dynamics

Intensify the board’s dedication to strategic matters and, in addition to the specific annual meeting dedicated specifically to strategic matters, hold a meeting every six months on the progress of the strategic plan. Dedication to the supervision of emerging risks and cybersecurity will also be strengthened.

Our board reviews the progress of the strategic plan on a regular basis in line with the established priority, and held its annual Strategy Day in June 2018.

Our board has focused closely on emerging risks, including cybersecurity risks. Our Group chief risk officer reports to the board on a monthly basis on all risks and the Group cybersecurity officer reports on cybersecurity matters on a quarterly basis.

Board committees Continue strengthening the functions and activities of the committees in advising and supporting the board.

All board committee functions are under constant review to ensure that all matters reviewed by the board have been previously assessed and challenged by the appropriate board committee(s). In addition, the main issues addressed by our committees are disclosed to our board as part of the report made by the relevant committee chair to the board in each meeting.

Responsible banking, sustainability and culture committee

Establish the new responsible banking, sustainability and culture committee. Intensify the board’s involvement in the development of corporate culture and its commitment to responsible business practices in relation to diversity, inclusion and sustainability.

Our responsible banking, sustainability and culture committee has been set up in June 2018. See section 1.2 'New responsible banking, sustainability and culture committee'. The committee’s key areas include whistleblowing, corporate culture, disclosure of the Bank’s approach to tax and the Bank’s approach to various stakeholders; in addition to the oversight and scrutiny of how the Bank is fulfilling its purpose, including tackling issues such as financial exclusion, providing green finance and supporting small- and medium-sized enterprises. The committee operates in full coordination with the risk supervision, regulation and compliance committee given convergence of responsibilities.

Regulatory framework

Execute the modifications introduced in the Rules and regulations of the board, putting into practice the best operating practices of our governance bodies that arise from the new guidelines issued by the European Banking Authority (EBA) and the European Securities and Markets Authority (ESMA), and also meet the expectations of the supervisor.

Various actions have been taken: our audit committee has carried out a final assessment of the external auditor’s performance in relation to the audit of the annual financial statements, as well as an annual assessment of the internal audit function and the performance of the head of this function. The supervisory role of our risk supervision, regulation and compliance committee has been strengthened with regard to risk and compliance functions. The composition of the appointments committee has been modified in line with best practices.

1.4 Continued improvement in corporate governance

We have a strong commitment to continuously strengthening our corporate governance framework and further improving its soundness and effectiveness in the coming years. This is key to successfully fulfilling our mission of becoming a more responsible Bank in an era of disruption, and to our success in tackling the many challenges that face us in today´s digital world.

That is why, on top of delivering on our 2018 priorities and the other enhancements mentioned above, we have continued to work on improvements on corporate governance:

•

Greater transparency. As mentioned in the 'Introduction' to this consolidated directors’ report and in the introduction of this Corporate governance chapter, in 2018 we have taken a significant leap forward in terms of improved disclosure in corporate governance and generally.

•	Further insight into the skills of our directors. In our 2017 annual report we took the step of identifying each director in our board skills matrix. In this report, we have further revised the matrix, adding new skills that have become relevant to our shareholders and ourselves (such as responsible banking and sustainability, human resources, talent, culture and remuneration), covering thematic skills, horizontal skills and diversity separately and including board tenure side-by-side for a clearer and more complete view . See 'Board skills and diversity matrix' in section 4.2. In addition, we have highlighted key skills attributed to each director in their profiles under section 4.1 'Our directors'.

•

Moving to full gender equality at board level. On 26 February 2019 our board took the significant step of replacing our already achieved target of 30% of women representation in our board  to a gender equality target that we will seek to achieve by 2021. This new gender equality target will mean that our board will strive to have a presence of women in the board of 40% to 60%. See section 4.2 'Board composition'.

•

Reflecting our good long-standing practices in our Rules  and regulations of the board. We have in many respects  gone beyond our own board rules in adopting best practices in corporate governance. From time to time, we amend our Rules and regulations of the board to embed those practices more formally. These are just the latest examples:

•

Reflecting in our Rules and regulations of the board the full independence of our audit committee. Since 2005, we have gone beyond what our Rules and regulations of the board require by having an audit committee composed entirely of independent directors. On 26 February 2019 our board decided to build that practice into a rule by amending our Rules and regulations of the board. See section 4.3 'Board functioning and effectiveness'.

•

The transferring of main responsibility for corporate governance to our appointments committee. The strong oversight of our appointments committee on board effectiveness has meant that it has increasingly dealt with corporate governance-related matters beyond effectiveness. On 26 February 2019 our board, following best practices, decided to broaden the mandate of our appointments committee in corporate governance matters and has correspondingly reduced that of the risk supervision, regulation and compliance committee. In addition, given his particular involvement in corporate governance of our lead director, engagement with shareholders and appointments issues, the board has also expressly provided in the Rules and regulations of the board for his membership of the appointments committee. See 'Rules and regulations of the board' in section 4.3.

1.5 Priorities for 2019

Our board’s priorities on corporate governance for 2019 are the following:

•	Responsible banking will be a higher priority than ever. Our culture and corporate values are essential for long term value creation. For these purposes we will focus on:

•	Overseeing our business practices to ensure they are sound and responsible and how we engage with all our stakeholders.

•

Strong governance in decisions relating to sustainability and responsible banking, as well as transparency and disclosure of our non-financial information (environmental, social, prevention of corruption and bribery, ethics, etc.) will be also key for our responsible banking, sustainability and culture committee.

•	Strategy: in the complex environment of today´s financial markets, the success of the Bank requires:

•	The understanding that innovation and digital/technological transformation are a catalyst in our business model and strategy, turning technology challenges into opportunities.

•	In addition to the close monitoring of emerging and geopolitical risks.

•	Engagement with investors and other stakeholders, closely monitored by:

•

Providing tailored feedback to all of stakeholders through, among others, the leadership of the lead independent director and one-to-one meetings, and meeting their expectations with transparency and reliability. Listening and giving voice to investors will enable the Bank to deliver better long term returns.

•	Leveraging on the implementation of the European Union shareholders’ rights directive and other legislation to enhance and encourage stakeholder relations.

•

Diversity in the boardroom: a strong and unbreakable commitment with broader diversity will remain a focus for our board and our appointments committee. The updated board skills and diversity matrix mentioned above will allow any gender and/or other types of imbalance to be addressed. Diversity is not a box to be ticked but a strategy for our success.

•	Ongoing board refreshment with an appropriate and diverse composition of our board and board committees, in addition to a balanced tenure within the board, will remain a priority for the coming years.

•

Compensation effectiveness: our board and the remuneration committee will continue to focus on shaping compensation structures and schemes for our executives, according to our corporate culture and values, while driving them towards alternative performance metrics.

2. Ownership structure

•	Broad, widely distributed and well balanced shareholder base
•	A single class of shares

•	No takeover defences in our Bylaws

•	Authorised capital in line with best practices, providing the necessary flexibility

2.1 Share capital

Our share capital is represented by ordinary shares with a par value of 0.50 euros each. All shares belong to the same class and carry the same rights, including as to voting and dividend.

There are no outstanding bonds or securities convertible into shares, other than the contingent convertible preferred securities (CCPPS) referred to in the next section 2.2 'Authority to increase capital'.

At 31 December 2018, the Bank had a share capital of EUR 8,118,286,971 represented by 16,236,573,942 shares.

In 2018, the share capital was altered only once through the capital increase made on 6 November 2018 as part of the Santander scrip dividend programme. A total of 100,420,360 new shares were issued representing 0.62% of the share capital at 31 December 2018.

We have a broad, widely distributed and balanced shareholder structure. At 31 December 2018, the total number of Santander shares owned or represented by shareholders was 4,131,489 and the distribution by type of investor, continent and size of shareholding was as follows:

Type of investor	% of share capital
BoardA	1.13%
Institutional	59.11%
Retail	39.76%
Total	100%

A. Shares owned or represented by directors. For further details on shares owned and represented by directors, see 'Tenure, committee membership and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by CNMV'.

Continent	% of share capital
Europe	77.29%
Americas	21.63%
Rest of the world	1.08%
Total	100%

Size of shareholding	% of share capital
1-3,000	9.44%
3,001-30,000	17.19%
30,001-400,000	11.60%
Over 400,000	61.77%
Total	100%

2.2 Authority to increase capital

Under Spanish law, the authority to increase share capital rests with the general shareholder’s meeting (GSM). However, our GSM may delegate to our board of directors the authority to approve or execute capital increases. Our Bylaws are fully aligned with Spanish law, and do not establish any different conditions for share capital increases.

At 31 December 2018, our board of directors has been authorized by the GSM to approve or execute the following capital increases:

•

Authorised capital to 2021: At our 2018 AGM, our board was authorised to increase share capital on one or more occasions and at any time by up to EUR 4,034,038,395.50 (or approx. 8,000 million shares representing approximately 49.70% of the share capital at 31 December 2018). This authority was granted for three years (i.e. until 23 March 2021).

The authority can be used for issuances for a cash consideration, with or without pre-emptive rights for shareholders, and for capital increases to back any convertible bonds or securities issued under the authority granted to our board by the 2015 GSM to issue convertible bonds and securities.

The issuance of shares without pre-emptive rights under this authority is capped at EUR 1,613,615,358 (20% of capital at the time of the 2018 AGM or approx. 3,227 million shares representing approximately 19.88% of the share capital at 31 December 2018). This limit applies also to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).

This authority has not been used to date except in connection with the issuances of CCPS of 8 February 2019 mentioned below.

•

Capital increases approved for contingent conversion of CCPS: We have issued contingent convertible preferred securities that qualify as additional tier 1 instruments for regulatory capital purposes and which would convert into newly-issued shares if the CET1 ratio fall below a pre-established threshold. Each of these issuances is therefore backed by a capital increase approved under the authority to increase capital granted by the GSM to our board in force at the time of the CCPS issuance. The following chart shows the CCPS in circulation at the time of preparing this corporate governance report, with details of the capital increases backing them. The execution of these capital increases is therefore contingent and has been delegated to the board of directors.

Issues of contingent convertible preferred securities

Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion	Maximum number of shares in case of conversionA

12/03/2014	EUR 1,500 million	6.25% for the first five years		345,622,119
19/05/2014	USD 1,500 million	6.375% for the first five years		228,798,047
11/09/2014	EUR 1,500 million	6.25% for the first seven years	If, at any time, the CET1 ratio of the Bank or the Group is less than 5.125%	299,401,197
25/04/2017	EUR 750 million	6.75% for the first five years		207,125,103
29/09/2017	EUR 1,000 million	5.25% for the first six years		263,852,242
19/03/2018	EUR 1,500 million	4.75% for the first seven years		416,666,666
08/02/2019	USD 1,200 million	7.50% for the first five years		388,349,514

A. The figure corresponds to the maximum number of shares that could be required to cover the conversion of the relevant CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any anti-dilution adjustments and the resulting conversion ratio).

•

Annual delegation to execute a capital increase (which is nearing expiry and will not be renewed): As has occurred every year in the recent past, at our 2018 AGM, our board was delegated the power to execute a capital increase with pre-emptive rights for shareholders of EUR 500 million (or 1,000 million shares). Our board has not exercised this delegated power to date and the agreement will expire on the anniversary of our 2018 AGM (i.e. 23 March 2019). Our board will not propose the same delegation of power at our 2019 AGM in line with best practices in this area and the fact that the desired flexibility to increase capital is achieved with the authorised capital referred to above, which is consistent with those best practices.

2.3 Significant shareholders

At 31 December 2018, no shareholder of the Bank individually held more than 3% of its total share capital (which is the significant threshold generally established under Spanish regulations for a significant holding in a listed company to be disclosed)1. Our Bylaws do not include any specific provisions for significant holdings.

While at 31 December 2018 certain custodians appeared in our register of shareholders as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of which exceed that threshold individually. These custodians are State Street Bank and Trust Company (13.091%), The Bank of New York Mellon Corporation (8.853%), Chase Nominees Limited (6.695%), EC Nominees Limited (3.958%) and BNP Paribas (3.791%).

In addition, BlackRock Inc. had as of that date informed CNMV of its significant holding of voting rights in the Bank (5.585%) but had noted in its communications that the corresponding shares were being held for the account of a number of mutual funds or other investment entities, none of which exceeded 3% individually.

Throughout 2018 BlackRock Inc. informed CNMV of the following movements regarding its voting rights in the Bank: 23 April, decrease below 5%, 8 May, increase above 5%, 24 July, decrease below 5%, 3 August, increase above 5%, and 11 December, decrease below 5%. In addition, the asset manager Capital Research and Management Company notified CNMV that on 21 March 2018 it had increased its voting rights above 3%, and on 9 August 2018 that it had decreased it below 3%. The website of CNMV contains the aforementioned notices.

It should be noted that there may be some overlap in the holdings declared by the above mentioned custodians and asset manager.

1.

At 31 December 2018 neither our shareholders registry nor CNMV's registry showed any shareholder resident in a tax haven with a shareholding of 1% or higher of our share capital (which is the other threshold applicable under Spanish regulations).

While there are currently no shareholders qualifying as a significant shareholder, it should be noted that our Bylaws and Rules and regulations of the board provide an appropriate system for vetting and approving related party transactions as indicated in section 4.8 'Related-party transactions and conflicts of interest'.

2.4 Shareholders’ agreements

In February 2006, a shareholders’ agreement was entered into by various persons linked to the Botín-Sanz de Sautuola y O’Shea family whereby a syndicate was created with respect to the Bank’s shares. CNMV was informed of the execution of this agreement and the subsequent amendments made by the parties, and this information can be found on CNMV website2. There have been no amendments in financial year 2018.

The main provisions of the agreement are the following:

•

Transfer restrictions: except when the transferee is also a party to the agreement or the Fundación Botín, any transfer of the Bank’s shares expressly included in the agreement requires prior authorisation from the syndicate meeting, which may be granted or denied freely; and

•

Voting syndicate: under the agreement, the parties undertake to syndicate and pool the voting rights attached to their shares in the Bank, so that these rights may be exercised, and, in general, the syndicate members will act towards the Bank in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation established by the syndicate. This syndication and pooling of voting rights covers not only the shares expressly attached to the syndicate under the agreement but also any voting rights attached to other Bank shares held either directly or indirectly by the parties to the agreement, and any other voting rights assigned thereto, for as long as they hold those shares or are assigned those rights. For this purpose, representation of the syndicated shares is attributed to the chair of the syndicate, who shall be the chairman of the Fundación Botín (currently Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea). Ms Ana and Mr Javier Botín-Sanz de Sautuola y O’Shea are siblings.

The initial term of the agreement ends on 1 January 2056, but it will be automatically extended for further 10-year periods unless terminated by one of the parties with 6-months prior notice before the end of the initial term or the end of one of the extension periods. The agreement may only be terminated by unanimous agreement of all the syndicated shareholders.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.273% of its share capital at the end of 2018). In addition, as established in the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the parties to the agreement, or whose voting rights are attributed to them, from time to time. Accordingly, at 31 December 2018, a further 39,057,250 shares (0.241% of the Bank’s share capital at such date) were also included in the syndicate. The total number of shares subject to the shareholders’ agreement was 79,798,339, representing 0.491% of the Bank’s share capital at such date.

Subsection A.7 of section 9.2 'Statistical information on corporate governance required by CNMV' shows the list of parties to the shareholders´ agreement.

2.5 Treasury shares

Our current treasury share policy was approved by our board on 23 October 2014, following recommendations published by CNMV in this respect. The policy provides that treasury share transactions shall have the following objectives3:

•	To provide liquidity or a supply of securities, as applicable, in the market for the Bank’s shares, giving depth to such market and minimising possible temporary imbalances in supply and demand.

•	To take advantage, for the benefit of shareholders as a whole, of situations of share price weakness in relation to medium-term performance prospects.

The policy further establishes that treasury share transactions may not be carried out for the purpose of intervening in the free formation of prices. Therefore, it requires that:

•	Orders to buy should be made at a price not higher than the greater of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The highest price contained in a buy order of the order book.

•	Orders to sell should be made at a price not lower than the lesser of the following two:

•	The price of the last trade carried out in the market by independent persons; and

•	The lowest price contained in a sell order of the order book.

Transactions with treasury shares are carried out by the Investments and Holdings department, which is isolated as a separate area from the rest of the Bank’s activities and protected by the respective Chinese walls, preventing it from receiving any inside or relevant information.

Trading in treasury shares was last authorised at our 2018 AGM. This authorisation has a validity of five years (i.e. until 23 March 2023) and permits the acquisition of treasury shares provided that the shares held at any point in time do not exceed the legal limit provided for under the Spanish Companies Act (currently, 10% of the Bank’s share capital).

The authorization further requires that acquisitions are made at a price that is not lower than the nominal value of the shares and does not exceed the last trading price in the Spanish market for a transaction in which the Bank was not acting for its own account by more than 3%.

We are proposing to our 2019 AGM the renewal of this authorization. See section 3.5 'Our coming 2019 AGM'.

At 31 December 2018, the Bank and its subsidiaries held 12,249,652 shares representing 0.075% of our share capital at that date (compared to 3,913,340 at 31 December 2017, representing 0.024% of our Bank’s share capital).

2.

For more information about this shareholder agreement, see material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703 and 226968 filed in CNMV on 17 February 2006, 3 June 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015 and 29 July 2015, respectively and also can be found on the Group's website.

3.

The policy focuses on the discretionary trading of treasury shares. The policy applies partially to trading of treasury shares linked to customer activities, such as market risk hedging and brokerage activities, or hedging for customers.

The following chart summarises the monthly average percentages of treasury shares between 2018 and 2017.

Monthly average percentages of treasury sharesA

% of the Bank’s share capital at month end

	2018	2017
January	0.04%	0.05%
February	0.03%	0.02%
March	0.02%	0.01%
April	0.04%	0.01%
May	0.05%	0.02%
June	0.07%	0.03%
July	0.07%	0.07%
August	0.07%	0.10%
September	0.07%	0.09%
October	0.07%	0.08%
November	0.07%	0.07%
December	0.07%	0.05%

A. Monthly average of daily positions of treasury shares.

In 2018, trading of treasury shares by the Bank and its subsidiaries involved:

•	The purchase of 206,780,988 shares equivalent to a par value of EUR 103,4 million (cash amount of EUR 1,026.4 million) at an average purchase price of EUR 4.96 per share;

•	The sale of 198,444,971 shares equivalent to a par value of EUR 99.2 million (cash amount of EUR 988.3 million) at an average price of EUR 4.98 per share; and

•	A net loss for the Group of EUR 118,080 that has been recognised in the Group’s equity under shareholders’ equity-reserves.

The following chart reflects the significant changes in treasury stock during the year, which have been communicated to CNMV.

Notification date	Total of acquired direct shares	Total of acquired indirect shares	Total % of share capitalA
04/04/2018	128,699,007	32,857,278	1.002%
29/06/2018	76,457,880	8,469,406	0.526%

A. Percentage calculated with the existing share capital at the date of the notification.

2.6 Stock market information

Markets

The Bank’s shares are listed on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia, with trading symbol SAN), the New York Stock Exchange (NYSE) (in the form of American Depositary Shares, 'ADS', with trading symbol SAN and where each ADS represents one share of the Bank), the London Stock Exchange (in the form of Crest Depositary Interests, 'CDI', with trading symbol BNC and where each CDI represents one share of the Bank) and the Warsaw Stock Exchange (with trading symbol SAN). They also trade on the unsponsored Sistema Internacional de Cotizaciones of the Mexican Stock Exchange (with trading symbol SANN).

From July 2018 to early 2019, the number of secondary listings was streamlined and the Bank’s shares were delisted from the Buenos Aires, Milan, Lisbon and São Paulo stock exchanges. In Mexico the Bank shares have been delisted from the Índice de Precios y Cotizaciones and listed in the above mentioned Sistema Internacional de Cotizaciones.

Share price performance

Markets ended 2018 much lower, after a start to the year with rises driven by the positive impact of the US’s tax reform. This positive environment, however, dissipated in the following months because of greater volatility in stock markets mainly due to: (i) the political uncertainty in Italy and Brazil; (ii) the lack of agreement over Brexit; (iii) the increase in financial tensions in developing countries because of the dollar’s appreciation, after the Fed raised its interest rates and the European Central Bank (ECB) continued its policy of monetary normalisation and announced the end of quantitative easing and (iv) the escalation of trade tensions between US and China and its possible impact on confidence and the global economy. Fears of slowdown in the global economy, coupled with the partial shutdown of the US government, intensified the fall in shares in the last part of the year.

In this context, the main indices and the Santander share ended lower. The Santander share was down 27.5% at EUR 3.973, while Euro Stoxx Banks and Stoxx Banks fell 33.3% and 28.0%, respectively. The Spanish market Ibex 35 benchmark index declined 15.0%, the DJ Stoxx 50 13.1% and the MSCI World Banks 19.7%. Santander’s total shareholder return was 24.3% negative.

Market capitalisation and trading

As of 31 December 2018, Santander was the largest bank in the eurozone by market capitalisation (EUR 64,508 million) and 16th in the world. A total of 19,040 million Santander shares were traded during 2018 for an effective value of EUR 95,501 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 118% in 20184).

The Santander share

	2018	2017
Shares (million)	16,236.6	16,136.2
Price (EUR)
Closing price	3.973	5.479
Change in the price	-27.5%	+12.3%
Maximum for the period	6.093	6.246
Date of maximum for the period	26/01/18	08/05/17
Minimum for the period	3.800	4.838
Date of minimum for the period	27/12/18	02/01/17
Average for the period	4.844	5.562
End-of-period market capitalisation (million)	64.508	88.410
Trading
Total volume of shares traded (million)	19,040	20,222
Average daily volume of shares traded (million)	74.7	79.3
Total cash traded (EUR million)	95,501	113,665
Average daily cash traded (EUR million)	374.5	445.7

4.   Total volume of shares traded over average number of shares in issue.

3. Shareholders. Engagement and shareholders meeting

•	One share, one vote, one dividend
•	No takeover defences in our Bylaws
•	High participation and engagement of shareholders in our AGM

3.1 Shareholder engagement

The Bank is at the forefront of the best practices in engagement with shareholders and institutional investors, focusing in earning their lasting loyalty and driving profitability and sustainable growth to their investments, in a Simple, Personal and Fair way and according to our corporate culture and values.

We consider transparency is vital to gain trust among our shareholders and other stakeholders and we take a proactive approach to align our reporting and disclosure with their expectations.

We engage with investors actively, fairly and transparently in the following ways:

•	Annual engagement through the AGM. We consider our AGM as the most important annual corporate event for our shareholders.

For that reason we strive to encourage the assistance and informed participation of our shareholders wherever they are based. See 'Participation of shareholders at the GSM' in section 3.2.

With that aim we have adopted measures to facilitate the participation of shareholders in the AGM. In addition to make available to them the relevant information as required by law, we answer in writing all requests that shareholders send before the AGM in connection with the agenda. See 'Right to receive information' in section 3.2.

Furthermore, during the AGM the chairman informs in sufficient detail on the most relevant developments of the Group's corporate governance, occurred during the year, supplementing the written information made available in the corporate governance report, and addresses any questions that the shareholders may pose verbally during the course of the general shareholders’ meeting in connection with the matters included in the agenda. When it is impossible to satisfy the shareholder's right during the course of the meeting, and in the case of those requests made by remote attendees at the meeting, the appropriate information is provided in writing within seven days after the end of the AGM.

The chairmen of the audit, appointments and remuneration committees also report to the AGM on the tasks of those committees, supplementing the committees activities annual reports which are now included in this Corporate governance chapter.

We also broadcast our GSMs live on our corporate website. This allows non-attending shareholders, other investors and stakeholders in general to be fully informed of the discussions and results.

The record quorum and outstanding voting results in our 2018 AGM show the importance we put on engagement through our GSMs. See section 3.4 '2018 AGM'.

•

Quarterly results presentations. Each quarter we hold a results presentation on the same day we disclose those results. The results presentation can be followed live, via conference call or webcast. The corresponding financial report and results presentation material are available that day before the market opens. During the conference call it is possible to ask questions or send them via email to: investor@gruposantander.com.

Our last event has been on 30 January 2019, when the 2018 Results Presentation took place. During 2018, the first, second and third quarter results presentations took place on 24 April, 25 July and 31 October, respectively.

•

Investor and strategy days. We also organise investor and strategy days. These events allow our senior management to lay out our strategy for investors and stakeholders in a broader context than what results presentations typically allow. These events also allow investors to have direct interaction with senior management and some of our directors, something we see as increasingly important as a way to further underscore the strength of our board. In line with CNMV recommendations, announcements of meetings with analysts and investors and the documentation to be used at those meetings are published in advance by the Bank. The Bank has already announced that its next investor day will take place on 3 April 2019 in London[5].

5.   The information that will be made available in the investor day is not incorporated by reference in this annual report nor otherwise considered to be a part of it.

•

Lead independent director engagement with key investors. Our lead independent director, Mr Bruce Carnegie-Brown, maintains regular contact with investors and shareholders in Europe and North America, particularly during the months prior to our AGM, allowing us to gather their insights and to form an opinion about their concerns, especially in connection with our corporate governance. As he is also chairman of the appointments and the remuneration committees, he is well suited to provide all the perspectives on the governance of the Group and get in detail investors sentiment and views. During 2018 and early 2019 he met with 30 investors in 7 different cities totalling a 22% of our share capital. The contribution of our lead independent director in incorporating international best practices, developing relations with institutional investors and providing them tailored feedback is highly valued by the other directors in our annual board self-assessment.

•

Investor roadshows. Our Investors Relations department is in constant contact with our investors, analysts and other stakeholders, seeking direct contact to provide all-round discussion on shareholder value, on covering also improvements to governance and remuneration structures and sustainability matters.

During 2018 they had 1,134 contacts with 678 different institutional investors. Those included roadshows, 1 on 1 and group meetings and telephone calls. The team reached 33.62% of our share capital, that is more than 50% of the capital held by institutional investors.

•

Shareholder and Investor Relations team. As part of our exercise of openness towards our retail shareholders, during 2018 we held 252 events where they were informed about the latest results and the Group´s strategy, as well as the evolution of the share. Our Shareholders team has personally attended to 16,943 shareholders who represent 6.55% of the Bank´s share capital in different roadshows and 1 on 1 group meetings.

To comply with our commitment to transparency and information, our Shareholder and Investor Relations team offers numerous attention channels. In 2018, we responded to 166,149 queries received via our shareholder helplines, mailboxes and WhatsApp and achieved a 98% recommendation score in the satisfaction surveys carried out. New in 2018, and in line with our digital transformation and Simple, Personal and Fair culture, we launched a 'Virtual Customer' channel where shareholders can hold one-on-one meetings with the Shareholder and Investor Relations team using their mobile devices.

•

Proxy advisors, environment, social and governance (ESG) analysts and other influencers. We have for a long time recognised the importance and value for our investors that can be obtained by seeking an open dialogue with corporate influencers such as proxy advisors and ESG analysts. Ensuring our priorities and messages are well understood by those players translates into better communication to the end investors that look to them for advice or counsel.

•

Respect of fair disclosure principles. All our interactions with investors, analysts and other stakeholders follow the principle of fair disclosure and CNMV’s guidelines in this respect. Therefore, material information on our financial performance and prospects and other similarly relevant information is only disclosed in the types of interaction mentioned above or in other analysts meetings for which we announce the fact that the meeting will take place and publish the documentation that will be used, according to CNMV´s recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals. The purpose of other interactions is therefore to better explain the public information available to all investors and be able to directly address and understand areas of interest or concern.

Our policy for communicating with shareholders, institutional investors and proxy advisors establishes the rules and applicable practices in this respect, is respectful of market abuse regulations and dispenses similar treatment to all shareholders. The policy is published on the Bank´s corporate website.

3.2 Shareholder rights

Our Bylaws provide for only one class of shares (ordinary shares), granting all holders the same rights. Each Santander share entitles the holder to one vote.

The Bank does not have any defensive mechanisms in the Bylaws, fully conforming to the principle of one share, one vote, one dividend.

In this section we highlight certain key features available to our shareholders.

No restrictions on voting rights or on the free transfer of shares in our Bylaws

There are no legal or bylaw restrictions on the exercise of voting rights except for those resulting from the failure to comply with applicable regulations as indicated below.

There are no non-voting or multiple-voting shares, or shares giving preferential treatment in the distribution of dividends, or shares that limit the number of votes that can be cast by a single shareholder, or quorum requirements or qualified majorities other than those established by law.

There are no restrictions on the free transfer of shares other than the legal restrictions indicated in this section.

The transferability of the shares is not restricted by our Bylaws or in any other manner other than by the application of legal and regulatory provisions. Likewise, there are no bylaw restrictions on the exercise of voting rights (except where an acquisition has been made in breach of legal or regulatory provisions).

Further, the Bylaws do not include any neutralisation provisions (as these are referred to in Spanish Securities Market Law), which apply in the event of a tender offer or takeover bid.

Please also note that the shareholders’ agreement referred to in section 2.4 'Shareholders' agreements' contains transfer and voting restrictions on the shares subject to that agreement.

Legal and regulatory restrictions on the acquisition of significant holdings

These legal and regulatory provisions apply mainly because of the Bank’s presence in regulated sectors (which implies that the acquisition of significant holdings or influence is subject to regulatory approval or non-objection) and its status as a listed company (which implies that a tender offer or takeover bid for the Bank’s shares must be made for the acquisition of control and other similar transactions).

The acquisition of significant ownership interests is regulated mainly by:

•	Regulation (EU) 1024/2013 of the Council of 15 October 2013, conferring specific tasks on the ECB relating to the prudential supervision of credit institutions;

•	Spanish Securities Markets Law; and

•	Law 10/2014, of 26 June, on the organisation, supervision and solvency of credit institutions (articles 16 to 23) and its implementing regulation, Spanish Royal Decree 84/2015, of 13 February.

The acquisition of a significant stake in the Bank may also require the authorisation of other domestic and foreign regulators with supervisory powers over the Bank’s and its subsidiaries' activities and shares listings or other actions in connection with those regulators or subsidiaries.

Participation of shareholders at the GSM

All registered holders of shares on record at least five days prior to the day on which a meeting is scheduled to be held are entitled to attend. The Bank allows shareholders to exercise their rights to attend, delegate and vote using remote communication systems, which also foster participation in the GSM.

Another communications channel available to shareholders is the electronic shareholders’ forum. This forum, which is available on our Bank’s corporate website at the time of the meeting, allows shareholders to post supplementary proposals to the agenda announced in the call notice, along with requests for support for those proposals, initiatives aimed at reaching the percentage required to exercise any of the minority shareholder rights provided for by law, as well as offers or requests to act as a voluntary proxy.

Supplement to the meeting call

Shareholders representing at least 3% of the share capital may request the publication of a supplement to the AGM call with a statement of the name of the shareholders exercising this right and of the number of shares held by them, as well as the items to be included on the agenda, attaching a rationale or substantiated proposal for resolutions concerning these items and, if appropriate, any other relevant documentation.

Shareholders representing at least 3% of the share capital may also submit duly grounded resolutions concerning matters that have already been included or to be included, relating to one or more items on the agenda.

These rights must be exercised by means of a certified notice that must be received by the Bank’s registered office within five days after the publication of the notice of the call to meeting.

Right to receive information

From the publication of the call to the GSM until the fifth day, inclusive, prior to the date for which the meeting has been called at first call, shareholders may deliver written requests for information or clarifications, or submit written questions on issues they consider to be relevant concerning the items on the meeting agenda. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning the relevant information that the Bank has provided to CNMV since the last GSM was held or concerning the auditor’s reports. The requested information and the answers provided by the Bank are published in its corporate website.

Additionally, this information right may be exercised in the meeting itself but when it is impossible to satisfy the shareholder’s right during the course of the meeting, or those requests made by remote attendees at the meeting, the appropriate information is provided in writing within seven days following after the end of the GSM.

Quorum and majorities required for passing resolutions at the GSM

The quorum required to hold a valid general shareholders’ meeting and the system for adopting resolutions set out in our Bylaws and in the Rules and regulations for the Bank’s GSM are the same as those set down by Spanish law.

Except for specific matters as indicated below, the quorum on first call shall be met by the attendance of shareholders representing at least twenty five per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the GSM shall be held on second call, where no minimum quorum is required.

For purposes of determining the quorum, shareholders who vote by mail or through electronic means before the meeting are counted as present at the meeting, as provided by the Rules and regulations for the Bank’s GSM.

Except for specific matters as indicated below, resolutions at GSMs are passed when, with respect to the voting capital present or represented at the meeting, the number of votes in favour is higher than the number of votes against.

The quorum and majorities required for Bylaws amendments, issuances of shares and bonds, structural modifications and other significant resolutions provided for in applicable law are those set out below for Bylaws amendments. In addition, pursuant to the rules applying to credit institutions, the increase above 100% (up to 200%) of the ratio of the variable remuneration components over the fixed ones for executive directors and other key function holders requires a qualified majority of two thirds if there is a quorum of more than 50% and a majority of three quarters if there is not such a quorum.

Our Bylaws do not require any decisions that entail an acquisition, disposal or contribution to another company of core assets or other similar corporate transactions to be subject to the approval of the GSM, except in those cases established by law.

Rules governing amendments to our Bylaws

The GSM has the power to decide on any amendment of the Bylaws, except for the change in the location of the registered office within Spain, which may be decided by the board.

If the Bylaws are to be amended by the GSM, the Bank’s board or, where appropriate, the shareholders tabling the resolution, must draft the complete text of the proposed amendment along with a written report justifying the proposed change, which must be provided to shareholders with the call notice for the meeting at which the proposed amendment will be voted on.

Furthermore, the call notice for the GSM must clearly set out the items to be amended, detailing the right of all shareholders to examine the full text of the proposed amendment and accompanying report at the Bank’s registered office, and to request that these documents be delivered or sent to them free of charge.

If the shareholders are called upon to deliberate on amendments to the Bylaws, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty per cent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the GSM shall be held on second call, where at least twenty-five per cent of the subscribed share capital with voting rights must be present.

When shareholders representing less than fifty per cent of the subscribed share capital with the right to vote are in attendance, the resolutions on amendments to the Bylaws may only be validly adopted with the favourable vote of two-thirds of the share capital present in person or by proxy at the meeting. However, when shareholders representing fifty per cent or more of the subscribed share capital with the right to vote are in attendance, resolutions may be validly adopted by absolute majority.

Any changes to the Bylaws involving new obligations for shareholders must have the consent of those affected.

Authorisation is required under the Single Supervisory Mechanism (SSM) to amend our Bylaws. However, the following amendments are exempt from this authorisation procedure, although they must nevertheless be reported to the SSM: those intended to reflect a change in registered office within Spain, a capital increase, additions to the wording of the Bylaws of legal or regulatory requirements of an imperative or prohibitive nature or wording changes to comply with court or administrative rulings and any other amendments which the SSM has ruled to be exempt from authorisation due to a lack of materiality in response to prior consultations submitted to it for this purpose.

Corporate website

Our corporate website includes the information on corporate governance as required by law. In particular, it includes (i) the key internal regulations of Banco Santander (Bylaws, Rules and regulations of the board, Rules and regulations for the GSM, etc.); (ii) information on our board of directors and its committees as well as the professional biographies of the directors and (iii) information relating to the GSMs.

The route to the information on corporate governance in our corporate website is: https://www.santander.com/csgs/Satellite/  CFWCSancomQP01/es_ES/Informacion-para-accionistas- e-inversores.html?leng=en_GB. This route is included for informational purposes only. The contents of our corporate website are not incorporated by reference in this annual report or otherwise considered to be a part of it.

3.3 Dividend policy

In relation to the financial year 2018, the board of directors intends the payment against earnings for the year to be EUR 0.23 per share, to be paid quarterly. EUR 0.065 and EUR 0.065 per share has already been paid in cash in August 2018 and February 2019, respectively, as well as EUR 0.035 per share through the Santander Scrip dividend programme (with a 76.55% acceptance rate of the payment in shares) in November 2018. The remaining EUR 0.065 per share is expected to be paid in April/May 2019, in cash as fourth dividend against the 2018 results subject to the approval of the 2019 AGM.

This remuneration represents an average return of 4.75% on the share price in 2018.

The dividend per share, once the final payment of EUR 0.065 per share is approved and made, will have increased 4.50% compared to 2017.

In order to have flexibility in determining how shareholder remuneration is paid to shareholders, the board is proposing a resolution to the 2019 AGM authorizing the acquisition of shares to be held in treasury with the express possibility of executing share repurchases to reduce the number of shares in issue, should market conditions make such action advisable. Any such share repurchases may also be made in conjunction with a scrip dividend, referred to below, should such a dividend be deemed appropriate.

In addition, in view of the significant acceptance of the scrip dividend, especially among our retail shareholders, and to allow the required flexibility to be able to take advantage of the opportunities for profitable growth in our markets, the board has decided to propose to shareholders to retain the option to use a scrip dividend. This could be combined with share repurchases to satisfy the maximum number of shareholders, institutional and retail, with the target of maximizing earnings per share.

These proposals will provide the board with the required flexibility to determine whether or not to use these mechanisms, depending on the Group’s performance and its progress against the targets set.

The board will announce the 2019 interim dividend after the September board of directors meeting. To align ourselves with our European peers current practice, it is the board’s intention to set a pay-out ratio of 40-50% in the mid-term, increasing it from the current pay-out ratio of 30-40%; that the proportion of dividend paid in cash is not lower than that of the last year; and, as was announced in the 2018 AGM, to make two payments against the results of 2019.

The agenda for the 2019 AGM includes two proposals in this respect. See section 3.5 ‘Our coming 2019 AGM’.

3.4 2018 AGM

•	Record quorum of 64.55%

•	Corporate management of the Bank in 2017 approved with 99.22% voting in favour

•	2017 annual report on directors remuneration approved with 94.42% voting in favour

•	Appointment and re-election of directors approved with at least 96.98% voting in favour

•	No opposing vote of more than 15.43%

Quorum and attendance

The quorum for the annual general meeting of 2018 rose to 64.55%, our highest to date.

Quorum at annual general shareholders’ meetings

The breakdown of the quorum was as follows:

Physically present and remote attendance	0.823%
By proxy
Cast by post or directly	44.982%
Via Internet	2.630%
Remote voting
Cast by post	15.735%
Via Internet	0.377%
Total	64.547%

Voting results and resolutions

All items in the agenda were approved. The average percentage of votes in favour for proposals submitted by our board was 97.61%.

The following chart summarises the resolutions approved at the 2018 AGM and the voting results:

	Valid votes
	For	Against	Blank	TotalaA	TotalB	Abstention
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2017	99.31	0.12	0.07	99.51	64.23	0.49
1B. Corporate management 2017	99.22	0.15	0.07	99.45	64.19	0.55
2. Application of results	99.47	0.14	0.07	99.69	64.35	0.31
3. Appointment, re-election or ratification of directors
3A. Establishing the number of directors	99.39	0.18	0.08	99.65	64.32	0.35
3B. Mr Álvaro Cardoso de Souza	99.28	0.24	0.08	99.60	64.29	0.40
3C. Mr Ramiro Mato	99.29	0.24	0.08	99.61	64.29	0.39
3D. Mr Carlos Fernández	98.67	0.89	0.08	99.64	64.31	0.36
3E. Mr Ignacio Benjumea	97.51	2.04	0.08	99.64	64.31	0.36
3F. Mr Guillermo de la Dehesa	96.98	2.45	0.08	99.52	64.24	0.48
3G. Ms Sol Daurella Comadrán	98.93	0.63	0.08	99.64	64.32	0.36
3H. Ms Homaira Akbari	98.84	0.60	0.08	99.52	64.24	0.48
4. Authorisation to acquire treasury shares	98.08	1.52	0.07	99.67	64.33	0.33
5. Amendments of Bylaws
5A. Regarding the board of directors	98.76	0.79	0.08	99.64	64.31	0.36
5B. Regarding the delegation of powers of the board and to board committees	99.34	0.20	0.08	99.62	64.30	0.38
5C. Relating to reporting tools	99.38	0.16	0.08	99.63	64.31	0.37
6. Delegation to the board of the power to increase share capital	96.30	3.30	0.07	99.67	64.34	0.33
7. Authorisation granted to the board to increase share capital	84.16	15.43	0.07	99.67	64.33	0.33
8. Increase in share capital via scrip dividend	99.10	0.51	0.07	99.68	64.34	0.32
9. Directors' remuneration policy	94.22	3.61	0.08	97.92	63.21	2.08
10. Maximum total annual remuneration of directors in their capacity as directors	98.24	0.95	0.08	99.28	64.08	0.72
11. Maximum ratio of fixed and variable components in the total remuneration of executive directors	98.31	1.20	0.08	99.60	64.14	0.40
12. Remuneration plans which entail the delivery of shares or share options:
12A. Deferred multiyear objectives variable remuneration plan	95.65	2.32	0.08	98.05	63.29	1.95
12B. Deferred conditional variable remuneration plan	96.90	2.31	0.08	99.29	64.09	0.71
12C. Group buy-out policy	97.59	1.60	0.08	99.28	64.08	0.72
12D. Plan for employees of Santander UK Group Holdings and other companies of the Group in the UK	98.86	0.66	0.09	99.60	64.29	0.40
13. Authorisation to implement the resolutions approved	99.40	0.18	0.07	99.66	64.33	0.34
14. Annual directors' remuneration report	94.42	3.74	0.08	98.25	63.42	1.75
15 to 28. Dismissal and removal of directorsC	0.00	98.54	0.00	98.54	47.73	1.46

A.	Percentage of total valid votes and abstentions.
B.	Percentage of the share capital at the date of the 2018 AGM.
C.	Items 15 to 28, not included in the agenda, were submitted to a separate vote. Each item refers to the proposal for dismissal and removal of each director in office at the 2018 AGM.

The full texts of the resolutions adopted at the 2018 AGM can be viewed on the Group’s corporate website and on CNMV’s website, since they were filed as a significant event on 23 March 2018.

Shareholder communications

In line with the policy for communicating with shareholders, institutional investors and proxy advisors, in 2018 Banco Santander continued to strengthen communications with, service to and contact with its shareholders and investors in the context of the 2018 AGM.

Telephone service lines	9,522 queries addressed
Shareholder and investor mailbox	792 e-mails replied
WhatsApp	14 queries addressed

3.5 Our coming 2019 AGM

The board of directors has agreed to call the 2019 annual general shareholders’ meeting on 11 or 12 April, at first or second call respectively, with the following proposed resolutions.

•	Annual accounts and corporate management. To approve:

•	The annual accounts and the directors reports of the Bank and its consolidated Group for the financial year ended 31 December 2018. For further information see 'consolidated financial statements'.

•

The consolidated non-financial statement for the financial year ended 31 December 2018, which forms part of this consolidated directors' report. See 'Santander vision' and the 'Responsible  banking' chapter.

•	The corporate management for the financial year ended 31 December 2018.

•	The application of results obtained during financial year 2018. See section 3.3 'Dividend policy'.

•	Appointment of directors.

•	Set the number of directors at 15, within the maximum and the minimum established by the Bylaws.

•

Appointment of Mr Henrique de Castro as new independent director (see section 1.1 'Refreshing the Board') and re-election of the following board members for a three-year period: Mr Javier Botín-Sanz de Sautuola O’Shea, Mr Ramiro Mato García- Ansorena, Mr Bruce Carnegie-Brown, Mr José Antonio Álvarez Álvarez and Ms Belén Romana García.

•	External auditor. To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC), as external auditor for financial year 2019. See 'External auditor' in section 4.4.

•	Authorization to acquire treasury shares, with express provision for executing share repurchase programs. See section 3.3 'Dividend policy'.

•	Increase in share capital via scrip dividend. See section 3.3 'Dividend policy'.

•

Authority to issue convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature that are convertible into shares of the Bank.

•

Authority to issue non-convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature that are not convertible into shares of the Bank.

•

Remuneration policy. To approve the Bank’s directors remuneration policy for 2019, 2020 and 2021. For further information see section 6.4 'Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders'.

•

Remuneration of directors. To approve the fixed annual amount of remuneration for directors in their capacity as such. For further information see section 6.4 'Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders'.

•

Variable remuneration. To approve a maximum ratio of  200% between the variable and fixed components of the total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile. For further information see section 6.4 'Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders'.

•

Remuneration plans. To approve the implementation of remuneration plans involving the delivery of shares or share options or referenced to the value of shares. For further information see section 6.4 'Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders'.

•	Annual directors’ remuneration report. To provide a consultative vote on the annual directors’ remuneration report. For further information see section 6 'Remuneration'.

The related documents and information shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting.

Likewise, the Bank will provide a live broadcast of our 2019 AGM, as it did with the 2018 AGM. We will not remunerate the attendance at the 2019 AGM, and therefore it is not necessary to establish a general, long-term policy in this respect. Notwithstanding the above, and as has been a tradition for decades, the Bank offers attendees of the AGM a commemorative courtesy gift.

[This page intentionally left blank.]

4. Board of directors

•	A committed, balanced and diverse board
•	Of the 15 directors, 12 are non-executive and 3 are executive
•	A majority of independent directors
•	33% female board members
•	Effective governance
•	Thematic committees supporting the board
•	New responsible banking, sustainability and culture committee focusing on priorities
•	Complementarity roles: executive chairman, CEO and lead independent director

1.   Ms Ana Botín-Sanz de Sautuola y O’Shea

Group executive chairman. Executive director

2.   Mr José Antonio Álvarez Álvarez

Vice chairman6 and Chief executive officer (CEO) Executive director

3.   Mr Bruce Carnegie-Brown

Vice chairman and lead independent director. Non-executive director (independent)

4.   Mr Rodrigo Echenique Gordillo

Vice chairman. Executive director

5.   Ms Homaira Akbari

Non-executive director (independent)

6.   Mr Ignacio Benjumea Cabeza de Vaca

Non-executive director

7.   Mr Javier Botín-Sanz de Sautuola y O’Shea

Non-executive director

8.   Mr Álvaro Cardoso de Souza

Non-executive director (independent)

9.   Ms Sol Daurella Comadrán

Non-executive director (independent)

10. Mr Guillermo de la Dehesa Romero

Non-executive director7

11. Mr Carlos Fernández González

Non-executive director (independent)

12. Ms Esther Giménez-Salinas i Colomer

Non-executive director (independent)

13. Mr Ramiro Mato García-Ansorena

Non-executive director (independent)

14. Ms Belén Romana García

Non-executive director (independent)

15. Mr Juan Miguel Villar Mir8

Non-executive director (independent)

16. Mr Jaime Pérez Renovales

General secretary and secretary of the board

6.  Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019

7.  Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

8.  Mr Juan Miguel Villar Mir left the board on 1 January 2019.

4.1 Our directors

This information is presented as at 31 December 2018.

Ms Ana Botín-Sanz de Sautuola y O’Shea
GROUP EXECUTIVE CHAIRMAN Executive director

Joined the board in 1989.

Nationality: Spanish. Born in 1960 in Santander, Spain.

Education: Degree in Economics from Bryn Mawr College (Pennsylvania, United States).

Experience: She joined Banco Santander after working at JP Morgan (New York, 1980-1988). In 1992 she was appointed senior executive vice president. Between 1992 and 1998 she led the expansion of Santander in Latin America. In 2002, she was appointed executive chairman of Banco Español de Crédito, S.A. Between 2010 and 2014 she was chief executive officer of Santander UK. In 2014 she was appointed executive chairman of Santander.

Other positions of note: Member of the board of directors of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports higher education) and of the Empieza por Educar Foundation (the Spanish subsidiary of the international NGO Teach for All) and she sits on the advisory board of the Massachusetts Institute of Technology (MIT).

Positions in other Group companies (non-executive in all cases and director unless otherwise indicated): Santander UK plc., Santander UK Group Holdings plc., Portal Universia, S.A. (chairman) and Universia Holding, S.L. (chairman).

Membership of board committees: Executive committee (chairman), innovation and technology committee (chairman), and responsible banking, sustainability and culture committee.

Skills and competencies: She has an extensive international executive career in the banking sector, where she has held the highest executive positions. She has also led the transformational, strategic and cultural change in the Santander Group. In addition, she has shown an ongoing commitment to sustainable and inclusive growth, as reflected in her philanthropic activities.

Mr José Antonio Álvarez Álvarez
VICE CHAIRMAN[9] & CHIEF EXECUTIVE OFFICER Executive director

Joined the board in 2015.

Nationality: Spanish. Born in 1960 in León, Spain.

Education: Graduate in Economics and Business Administration. MBA from the University of Chicago.

Experience: He joined Santander in 2002 and was appointed senior executive vice president of the Financial Management and Investor Relations division in 2004 (Group chief financial officer). He also served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A. and Santander Holdings US, Inc. He also sat on the supervisory boards of Santander Consumer AG, Santander Consumer Bank GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A. (BME).

Other positions of note: None.

Positions in other Group companies: (non-executive in all cases and director unless otherwise indicated): Banco Santander (Brasil) S.A.

Membership of board committees: Executive committee and innovation and technology committee.

Skills and competencies: With a distinguished career in the banking sector, he is a highly qualified and talented leader. He brings to the board significant strategic and international management expertise, in particular in relation to financial planning, asset management and consumer finance. He has a strong experience with and reputation amongst key stakeholders, such as regulators and investors.

9.  Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.

Mr Bruce Carnegie-Brown
VICE CHAIRMAN LEAD INDEPENDENT DIRECTOR Non-executive director (independent)

Joined the board in 2015.

Nationality: British. Born in 1959 in Freetown, Sierra Leone.

Education: Master of Arts in English Language and Literature from the University of Oxford.

Experience: He was non-executive director of Jardine Lloyd Thompson Group plc (2016-2017), non-executive director of Santander UK Group Holding Ltd (2014-2017), non-executive director of Santander UK, plc. (2012-2017) and he held the non-executive chair of AON UK Ltd (2012-2015). He was also the founder and managing partner of the quoted private equity division of 3i Group plc., and president and chief executive officer of Marsh Europe, S.A. He was also lead independent director at Close Brothers Group plc. (2006-2014) and at Catlin Group Ltd (2010-2014). He previously worked at JP Morgan Chase for eighteen years and at Bank of America for four years.

Other positions of note: He is currently the non-executive chairman of Moneysupermarket.com Group plc. and Lloyd’s of London.

Positions in other Group companies: None.

Membership of board committees: Executive committee, appointments committee (chairman), remuneration committee (chairman), innovation and technology committee and risk supervision, regulation and compliance committee (he stepped down from this committee on 1 January 2019).

Skills and competencies: He has a broad insurance background and financial services experience (in particular, in investment banking). He also possesses significant international experience, having had extensive exposure to Europe (UK), Middle East and Asia. His top management experience brings to the board know how in remuneration, appointments and risk-related matters. In addition, as lead independent director, he has gained an excellent understanding of investor expectations and experience in managing relations with them and with financial communities.

Mr Rodrigo Echenique Gordillo
VICE CHAIRMAN Executive director

Joined the board in 1988.

Nationality: Spanish. Born in 1946 in Madrid, Spain.

Education: Graduate in Law and State Attorney.

Experience: From 1973 to 1976 he held several positions in the Spanish Public Administration (General Secretary of the Post and Telecommunications Office, Technical Advisor in the Office of the Spanish Prime Minister and other positions in the Spanish Tax Authority offices in Pontevedra and Madrid). Former chief executive officer of Banco Santander, S.A. between 1988 and 1994. He served on the board of directors of several industrial and financial companies, including Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A., and was chairman of the advisory board of Accenture, S.A. He was also non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties SOCIMI, S.A. He has also been non-executive chairman of Banco Popular Español, S.A.

Other positions of note: He is currently a non-executive director of Inditex, S.A. and chairman of the board of trustees and the executive committee of the Banco Santander Foundation.

Positions in other Group companies: (non-executive in all cases and director unless otherwise indicated): Universia Holding, S.L., Grupo Financiero Santander México, S.A.B. de C.V., Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México, Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, Santander Consumo, S.A. de C.V., SOFOM. E.R., Grupo Financiero Santander México, Banco Santander International and Portal Universia, S.A.

Membership of board committees: Executive committee.

Skills and competencies: His extensive experience with senior executive and other non-executive roles in various industrial and financial companies along with his deep knowledge on the Santander Group are very valuable for the board. In addition, his prior experience in the Spanish government provides the board with strategic insights into regulations and relations with the public sector.

Ms Homaira Akbari
Non-executive director (independent)

Joined the board in 2016.

Nationality: North-American and French. Born in 1961 in Tehran, Iran.

Education: Doctorate in Experimental Particle Physics from Tufts University and MBA from Carnegie Mellon University.

Experience: She was chairman and CEO of SkyBitz, Inc., managing director of TruePosition Inc., non-executive director of Covisint Corporation and US Pack Logistics LLC. and she has held various posts at Microsoft Corporation and at Thales Group.

Other positions of note: She is chief executive officer of AKnowledge Partners, LLC. She is also a non-executive director of Gemalto NV. Landstar System, Inc. and Veolia Environment, S.A.

Positions in other Group companies: None.

Membership of board committees: Audit committee, innovation and technology committee and the responsible banking, sustainability and culture committee.

Skills and competencies: She brings significant executive experience in technology-related companies. Her knowledge of the digital transformation challenges is an asset to the board. In addition, her insights, gained from her extensive international experience in a diverse range of geographies, are of particular value to our Group.

Mr Ignacio Benjumea Cabeza de Vaca
Non-executive director

Joined the board in 2015.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Law from Deusto University, ICADE E-3 and State Attorney.

Experience: Former senior executive vice president, general secretary and secretary of the board of Banco Santander, and board member, senior executive vice president, general secretary and secretary to the board of Banco Santander de Negocios, S.A. and of Santander Investment, S.A. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial, S.A. and director of Dragados, S.A., Bolsas y Mercados Españoles, S.A. (BME) and of the Governing Body of the Madrid Stock Exchange.

Other positions of note: He is vice chairman of the board of trustees and member of the executive committee of the Financial Studies Foundation and a member of the board of trustees and the executive committee of the Banco Santander Foundation.

Positions in other Group companies: None.

Membership of board committees: Executive committee, remuneration committee, risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.

Skills and competencies: He brings significant financial expertise to the board, in particular in banking and capital markets. He also has a wide experience in corporate governance and regulatory matters, having served as general secretary and secretary of the board of several banking institutions and held several positions in the Spanish government. He also has a significant involvement in several foundations.

Mr Javier Botín-Sanz de Sautuola y O’Shea
Non-executive director

Joined the board in 2004.

Nationality: Spanish. Born in 1973 in Santander, Spain.

Education: Degree in Law from the Complutense University of Madrid.

Experience: Co-founder and executive director, equities division of M&B Capital Advisers. S.V., S.A. (2000-2008). Previously he was legal advisor to the International Legal Department of Banco Santander (1998-1999).

Other positions of note: Executive chairman of JB Capital Markets, Sociedad de Valores, S.A.U. In addition to his work in the financial sector, he collaborates with several non-profit organisations. Since 2014 he has been chairman of the Botín Foundation. He is also a trustee of the Princess of Girona Foundation.

Positions in other Group companies: None.

Membership of board committees: None.

Skills and competencies: He brings to the board international and management experience, in particular in the financial sector. He also brings a deep knowledge of the Santander Group and its operations and strategy, acquired through his tenure as a non-executive director of the Bank.

Mr Álvaro Cardoso de Souza
Non-executive director (independent)

Joined the board in 2018.

Nationality: Portuguese. Born in 1948 in Guarda, Portugal.

Education: Degree in Economics and Business Administration from Pontificia Universidade Católica de Sao Paulo, Master of Business Administration (MBA-Management Program for Executives) from the University of Pittsburgh and a graduate of the Investment Banking Marketing Program from Wharton Business School.

Experience: He has held various positions at the Citibank Group, including CEO of Citibank Brazil and various senior positions in the US with respect to the consumer finance, private banking and Latin American businesses. He was a member of the board of AMBEV. S.A., Gol Linhas Aéreas, S.A.  and of Duratex, S.A. He has been chairman of WorldWildlife Group (WWF) Brazil, member of the board of WWF International and chairman and member of the audit and asset management committees of FUNBIO (Fundo Brasileiro para a Biodiversidade).

Other positions of note: None.

Positions in other Group companies (non-executive in all cases and director unless otherwise indicated): Non-executive chairman of Banco Santander (Brasil) S.A.

Membership of board committees: Risk supervision, regulation and compliance committee (chairman) and responsible banking, sustainability and culture committee.

Skills and competencies: He possesses a broad international banking experience, particularly in Brazil. He has a solid understanding of strategy and risk management-related matters, acquired from his executive experience, which is key to his role as chairman of our risk supervision, regulation and compliance committee. In addition, he actively collaborates in several environmental foundations and NGOs which brings him very useful knowledge in sustainability matters.

Ms Sol Daurella Comadrán
Non-executive director (independent)

Joined the board in 2015.

Nationality: Spanish. Born in 1966 in Barcelona, Spain.

Education: Degree in Business and MBA from ESADE.

Experience: She served on the board of the Círculo de Economía and also as an independent non-executive director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She has also been the honorary consul general of Iceland in Barcelona since 1992.

Other positions of note: She is chairman of Coca Cola European Partners, plc., executive chairman of Olive Partners. S.A. and holds several positions at companies belonging to the Cobega Group.

Positions in other Group companies: None.

Membership of board committees: Appointments committee, remuneration committee and responsible banking, sustainability and culture committee.

Skills and competencies: She brings to the board excellent skills in strategy and high-level management, acquired through her international top executive experience in listed and large privately held entities, in particular in the distribution sector. The above also provides her a vast knowledge of corporate governance matters. In addition, her experience as a trustee of various Foundations oriented to health, education and environmental matters brings the board responsible business and sustainability insights.

Mr Guillermo de la Dehesa Romero
Non-executive director[10]

Joined the board in 2002.

Nationality: Spanish. Born in 1941 in Madrid, Spain.

Education: Government Economist and head of office of the Bank of Spain.

Experience: Former secretary of state of Economy, secretary general of Trade, chief executive officer of Banco Pastor, S.A., international advisor to Goldman Sachs International, chairman of Aviva Grupo Corporativo, S.L. and non-executive chairman of Santa Lucía Vida y Pensiones, S.A.

Other positions of note: He is currently non-executive vice chairman of Amadeus IT Group, S.A., honorary chairman of the Centre for Economic Policy Research (CEPR) of London, a member of the Group of Thirty based in Washington and chairman of the board of trustees of IE Business School.

Positions in other Group companies: None.

Membership of board committees: Executive committee, appointments committee, remuneration committee, and innovation and technology committee.

Skills and competencies: Due to his experience and education, he brings to the board strategic insights in the macroeconomic and regulatory environment and on business management, after having held top management positions as well as non-executive positions.

10.  Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

Mr Carlos Fernández González
Non-executive director (independent)

Joined the board in 2015.

Nationality: Mexican and Spanish. Born in 1966 in Mexico City, Mexico.

Education: Industrial engineer. He completed graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas.

Experience: Mr Fernández has also sat on the boards of Anheuser-Busch Companies, LLC and Televisa S.A. de C.V., among other companies.

Other positions of note: He is the chairman of the board of directors of Finaccess, S.A.P.I., non-executive director of Inmobiliaria Colonial. S.A. and member of the supervisory board of AmRest Holdings, SE.

Positions in other Group companies: None.

Membership of board committees: Audit committee, appointments committee and remuneration committee.

Skills and competencies: He possesses significant international experience not only in financial, but also in other retail businesses, where he has held top executive positions with overall responsibility for financial reporting and audit functions as well as human resources matters.

Ms Esther Giménez-Salinas i Colomer
Non-executive director (independent)

Joined the board in 2012.

Nationality: Spanish. Born in 1949 in Barcelona, Spain.

Education: PhD in Law and Psychologist by the University of Barcelona.

Experience: She was chancellor of the Ramon Llull University, member of the Conference of Rectors of Spanish Universities (CRUE), member of the General Council of the Judiciary of Spain, member of the scientific committee on criminal policy of the Council of Europe, executive vice president of the Centre for Legal Studies and Specialised Training of the Justice Department of the Government of Catalonia and member of the advisory board of Endesa- Catalunya.

Other positions of note: Professor emeritus at Ramón Llull University, director of the Chair of Restorative and Social Justice at the Pere Tarrés Foundation, Special Chair of Restorative Justice Nelson Mandela of  the National Human Rights Comission of Mexico, director of Aqu (quality assurance agency for the Catalan university system) and of Gawa Capital Partners, S.L. Member of the Bioethics Committee of the Government of Catalonia.

Positions in other Group companies: None.

Membership of board committees: Risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee.

Skills and competencies: Her relevant experience in senior academic and governmental roles, for which she has a strong reputation, enhances the oversight capacities of the board. In addition, her career path brings to the board knowledge and experience in legal matters, cultural transformation and in embedding an ethical and responsible culture.

Mr Ramiro Mato García-Ansorena
Non-executive director (independent)

Joined the board in 2017.

Nationality: Spanish. Born in 1952 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid and Management Development Programme of the Harvard Business School.

Experience: He has held several positions in Banque BNP Paribas, including chairman of the BNP Paribas Group in Spain. Previously, he held several significant positions in Argentaria. He has been a member of the Spanish Banking Association (AEB) and of Bolsas y Mercados Españoles, S.A. (BME) and member of the board of trustees of the Fundación Española de Banca para Estudios Financieros (FEBEF).

Other positions of note: None.

Positions in other Group companies: None.

Membership of board committees: Executive committee, audit committee, risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee (chairman).

Skills and competencies: He has had an extensive career in banking and capital markets, where he has held senior executive and non-executive positions. He brings to the board significant expertise in top management and also in audit, risk and strategy, mainly related to the financial sector. In addition, he has been actively participating in the boards of trustees of several foundations aimed at enhancing education.

Ms Belén Romana García
Non-executive director (independent)

Joined the board in 2015.

Nationality: Spanish. Born in 1965 in Madrid, Spain.

Education: Graduate in Economics and Business Administration from Universidad Autónoma de Madrid and Government Economist.

Experience: She was formerly senior executive vice president of Economic Policy and senior executive vice president of the Treasury of the Ministry of Economy of the Spanish Government, as well as director of the Bank of Spain and the CNMV. She also held the position of director of the Instituto de Crédito Oficial and of other entities on behalf of the Spanish Ministry of Economy. She served as non-executive director of Banco Español de Crédito, S.A. and executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).

Other positions of note: Non-executive director of Aviva plc. London and of Aviva Italia Holding SpA, and member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society.

Positions in other Group companies: None.

Membership of board committees: Executive committee, audit committee (chairman), risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.

Skills and competencies: Her background as a government economist and her overall, executive and non-executive, experience in the financial sector (in particular, in the audit committee of listed companies) support her recognition as financial expert and qualify her for her role as chairman of the audit committee.

In addition, the relevant positions held in Spanish credit institutions in the field of capital markets provide the board with strategic insights into financial regulations and Spanish government relations.

Mr Juan Miguel Villar Mir[11]
Non-executive director (independent)

Joined the board of directors in 2013 and left the board on 1 January 2019.

Nationality: Spanish. Born in 1931 in Madrid, Spain.

Education: Doctorate in Civil Engineering, graduate in Law with a certificate in Industrial Organisation.

Experience: He was Minister of Finance and vice president of the government for Economic Affairs from 1975 to 1976. He also acted as chairman of Grupo OHL, Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, Fundación COTEC and the National College of Civil Engineering.

Other positions of note: He serves as chairman of Grupo Villar Mir. He is also currently Professor of Business Organisation at the Politécnica University of Madrid, a full member of the Spanish Royal Academy of Engineering and the Spanish Royal Academy of Moral and Political Sciences, an honorary member of the Spanish Royal Academy of Doctors and a supernumerary member of the Spanish Royal Academy of Economic and Financial Sciences.

Positions in other Group companies: None.

Membership of board committees: None.

Skills and competences: He brings to the board strategic insights into Spanish government relations, due to the relevant positions that he has held. In addition, his experience as chairman and first executive brings the board significant corporate governance and top management skills.

Mr Jaime Pérez Renovales
General secretary and secretary of the board

He joined the Group in 2003.

Nationality: Spanish. Born in 1968 in Valladolid, Spain.

Education: Graduate in Law and Business Administration at Universidad Pontificia de Comillas (ICADE E-3) and State Attorney.

Experience: He was director of the office of the second vice president of the Government for Economic Affairs and Minister of Economy, deputy secretary of the Presidency of the Government, chairman of the Spanish State Official Gazzete and of the committee for the Public Administration Reform. Previously, he was general vice secretary and vice secretary of the board and head of legal of the Santander Group, general secretary and secretary of the board of Banco Español de Crédito, S.A. and deputy director of legal services at CNMV.

Secretary of all board committees.

11.  Mr Juan Miguel Villar Mir left the board on 1 January 2019.

4.2 Board composition

Size

At 31 December 2018, our board of directors was made up of the 15 members whose profile and background are described in the section 4.1 'Our directors' above. Our Bylaws allow for a board with a minimum of 12 and a maximum of 17 members.

Composition by type of director

The composition of our board of directors is balanced between executive and non-executive directors, most of whom are independent.

The status of each director has been verified by the appointments committee and submitted to our board.

Our board composition

Diversity

We believe that a diverse environment is essential to ensure that objectives are achieved and that the combination of experiences and skills in the board provides an environment where different views emerge and the quality of decision-making is improved. Therefore, we seek a solid balance of technical skills, experiences and perspectives in the board.

As further detailed below, our policy governing the selection, suitability assessment and succession of directors promotes diversity within the board, including diversity of gender, geography, experience and knowledge, with no implicit bias that could lead to any form of discrimination on the grounds of age, disability, race or ethnic origin. This policy was amended in July 2018 in order to bring it into line with recent European legislation on the disclosure of non-financial and diversity information and with EBA and ESMA guidelines on suitability assessment of board members and key functions holders. The Bank applies this policy when selecting directors to fill any vacancy or looking for candidates to add or replace board members.

The selection policy promotes diversity in the board of directors from different standpoints:

•

Geographical provenance or background diversity: the selection process takes into account the diversity of cultural or international educational background, especially in the main geographies where the Group is present.

•

Gender diversity: both the appointments committee and the board of directors are aware of the importance of fostering  equal opportunities between men and women and of the appropriateness of appointing women to the board who meet the requirements of ability, suitability and effective dedication to the position of director, making a conscious effort to search for female candidates who have the required profile. Our internal policy promotes a selection of directors, that endeavours to include a sufficient number of female board members to have a balanced presence of women and men.

On 26 February 2019, our board replaced the target set in 2016 by the appointments committee for the minority gender (women) from 30% in 2020 to a gender equality target in the board, which implies a presence of women in the board of 40% to 60%, to be achieved by 2021. The board has exceeded the initial target women currently comprise 33.35% of the board.

Female representation on our board is well above the average for large listed companies in Europe. According to a study conducted by the European Commission with data at October 2017, the percentage of female board members at large listed companies was 28.25% for all 28 countries in the European Union and 22% for Spain.

•

Education and professional background: the selection of candidates ensures that they are qualified and suitable for the overall understanding of our Group, its businesses, structure and the geographies in which it operates, both individually and collectively; that they are aligned with the Santander culture. The selection process ensures that the candidates have skills and competencies in banking and financial services and in other areas identified as relevant in our board skills and diversity matrix. In this regard, knowledge acquired in an academic environment is taken into account, together with experience in the professional performance of duties.

•

The policy has no implicit bias that could lead to discrimination by age, race, disability and/or ethnic origin. With regard to age, there are no age limits for directors or for any position on the board, including the chairman and CEO.

In 2018, the Bank placed great emphasis on ensuring a diverse composition in the board covering aspects such as gender and geographical diversity but also ensuring there is no discrimination on account of race, age or disability. We believe that such an environment is vital to ensure that our goals as a business are achieved. The combination of experience and personalities on the board provides a good range of perspectives and improves the quality of decision-making.

The result of implementing these different diversity criteria in 2018 is described in section 1.1 'Refreshing the board'. In particular, international diversity in the board as well as the need to ensure it has a balanced and adequate composition at all times was a priority for us in 2018, as indicated in section 1.3 'Achieving our 2018 priorities'.

The functioning, effectiveness and results of the execution of our diversity policy can be evidenced by the breadth of skills, experience and diversity on the board and its committees shown in the 'Board skills and diversity matrix' below. This year, as stated in section 1.4 'Continued improvement in corporate governance', we provide in the matrix more information on the skills and diversity of our board, adding new skills that have become relevant to our shareholders and for the management of the Bank, covering diversity and board tenure separately.

Our strong and unbreakable commitment with broader diversity will remain a focus for our appointments committee in 2019 because, as we stated in section 1.5 'Priorities for 2019', diversity is not a box to be ticked but a strategy for our success.

Board skills and diversity matrix

Our board composition provides the balance of knowledge, capabilities, qualifications, diversity and experience required to execute our long-term strategy in an evolving market environment.

This balance is reflected in the board´s skills matrix that has been updated in 2018 in order to make it simpler, more transparent and also meet the expectations of our investors and other stakeholders, who are demanding greater visibility on certain skills within the board. In addition, the new structure takes into account the recommendations of the new EBA and ESMA guide on the suitability assessment of board members and key functions holders, which came into effect in June 2018. To this end, and in relation to the skills matrix from last year, the key changes introduced are as follows:

•	We have differentiated two groups of skills or competences: thematic skills and horizontal skills.

•

Regarding thematic skills, we have regrouped and renamed the skills that we had included in the past, and added the following new categories 'HR, Culture, Talent & Remuneration' and 'Responsible Business & Sustainability'.

•

Regarding horizontal skills, we have included in this section skills additional to the thematic ones and which are also desirable. The skills in this section had been included in previous years and are now re-grouped under this heading, with the addition of a new skill labelled 'significant directorship tenure'.

•

In addition, we have introduced a new diversity section, including not only gender diversity but also diversity in geographical provenance and/or training or education abroad, and a new board tenure section, reflecting the tenure of each directorship. These changes have transformed our board skills matrix into a more complete board skills and diversity matrix, now with more information for shareholders and investors.

As last year, the skills matrix discloses the skills and competencies of each board member showing our commitment to transparency in this matter. In addition, to more clearly identify the background for this skills matrix, we have included a paragraph on skills and competencies for each director in section 4.1 'Our directors'.

Board skills and diversity matrixA

Executive
Bruce Carnegie-Brown
(vice chairman and
		Ana Botín	José Antonio Álvarez	Rodrigo Echenique	lead independent
		(chairman)	(vice chairmanB - CEO)	(vice chairman)	director)
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking (93.3%)		•	•	•	•
Other financial services (73.3%)		•	•	•	•
Accounting, auditing & financial literacy (93.3%)		•	•	•	•
Retail (93.3%)		•	•	•	•
Digital & information technology (33.3%)		•	•
Risk management (86.7%)		•	•	•	•
Business strategy (86.7%)		•	•	•	•
Responsible business & sustainability (86.7%)		•		•	•
Human resources, culture, talent & remuneration (93.3%)		•	•	•	•
Legal (26.7%)				•
Governance & control (93.3%)		•	•	•	•
International experience	Europe (93.3%)	•	•	•	•
	US/UK (80%)	•	•	•	•
	Latam (66.7%)	•	•	•
	Others (33.3%)			•	•
HORIZONTAL SKILLS
Top management (93.3%)		•	•	•	•
Government, regulatory & public policy (40.0%)				•
Academia & education (60%)		•		•	•
Significant directorship tenure (100%)		•	•	•	•
DIVERSITY
Female (33.3%)		•
Geographical provenance / international education	Europe (73.3%)	•	•	•
	US/UK (46.7%)	•	•		•
Latam (20%)
Others (6.7%)
BOARD TENURE
0 to 3 years (20%)
4 to 11 years (53.3%)			•		•
12 years or more (26.7%)		•		•

A.   As at 31 December 2018.

B.   Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.

C.   Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

D.   Mr Juan Miguel Villar Mir left the board on 1 Janaury 2019.

		Independent								Other external
			Alvaro Cardoso			Esther
		Homaira Akbari	De Souza	Sol Daurella	Carlos Fernández	Giménez- Salinas	Ramiro Mato	Belén Romana	Juan Miguel Villar MirD	Ignacio Benjumea	Javier Botín	Guillermo de la DehesaC
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking (93.3%)			•	•	•	•	•	•	•	•	•	•
Other financial services (73.3%)		•			•	•	•	•		•	•	•
Accounting, auditing & financial literacy (93.3%)		•	•	•	•		•	•	•	•	•	•
Retail (93.3%)			•	•	•	•	•	•	•	•	•	•
Digital & information technology (33.3%)		•					•		•
Risk management (86.7%)		•	•	•	•		•	•		•	•	•
Business strategy (86.7%)		•	•	•	•		•	•	•		•	•
Responsible business & sustainability (86.7%)		•	•	•	•	•	•	•		•	•	•
Human resources, culture, talent & remuneration (93.3%)		•	•	•	•	•	•	•	•	•		•
Legal (26.7%)						•				•		•
Governance & control (93.3%)		•	•	•	•		•	•	•	•	•	•
	Europe (93.3%)	•		•	•	•	•	•	•	•	•	•
International experience	US/UK (80%)	•	•	•	•	•	•	•			•
	Latam (66.7%)	•	•		•	•	•		•		•
	Others (33.3%)			•			•					•
HORIZONTAL SKILLS
Top management (93.3%)		•	•	•	•		•	•	•	•	•	•
Government, regulatory & public policy (40.0%)						•		•	•	•		•
Academia & education (60%)		•		•		•	•		•			•
Significant directorship tenure (100%)		•	•	•	•	•	•	•	•	•	•	•
DIVERSITY
Female (33.3%)		•		•		•		•
	Europe (73.3%)			•		•	•	•	•	•	•	•
Geographical provenance / international education	US/UK (46.7%)	•	•				•	•
	Latam (20%)		•		•				•
	Others (6.7%)	•
BOARD TENURE
0 to 3 years (20%)		•	•				•
4 to 11 years (53.3%)				•	•	•		•	•	•
12 years or more (26.7%)											•	•

Executive directors

•	Ms Ana Botín-Sanz de Sautuola y O’Shea, Group executive chairman.

•	Mr José Antonio Álvarez Álvarez, Group vice chairman[12] and CEO.

•	Mr Rodrigo Echenique Gordillo, Group vice chairman.

A more detailed description of their roles and duties is included in 'Group executive chairman and chief executive officer' in section 4.3.

Independent non-executive directors

•	Mr Bruce Carnegie-Brown (lead independent director).

•	Ms Homaira Akbari.

•	Mr Álvaro Cardoso de Souza.

•	Ms Sol Daurella Comadrán.

•	Mr Carlos Fernández González.

•	Ms Esther Giménez-Salinas i Colomer.

•	Mr Ramiro Mato García-Ansorena.

•	Ms Belén Romana García.

•	Mr Juan Miguel Villar Mir. He left the board on 1 January 2019.

On an annual basis, the appointments committee verifies and informs the board about the category of the independent directors, taking into account all the circumstances that are pertinent to each case and, in particular, the existence of any possible significant business relationships that could affect their independence. This analysis is described further in section 4.5  'Appointments committee activities in 2018'.

Independent non-executive directors account for 60% of our board, following best practices in corporate governance and complying with the Rules and regulations of the board that require the board to be made up predominantly of non-executive directors and have a number of independent directors that represent at least 50% of the board.

At year-end 2018, the average length of service for independent non-executive directors was 3.56 years.

Years of service of independent directors

Other external directors

•Mr Ignacio Benjumea Cabeza de Vaca.

•Mr Javier Botín-Sanz de Sautuola y O’Shea.

•Mr Guillermo de la Dehesa Romero13.

These directors cannot be classified as proprietary directors as they do not hold or represent shareholdings equal to or greater than the size of shareholding that qualifies as significant by law nor have been appointed as directors on account of their status as shareholders14.

Mr Botín is a party to the shareholders' agreement referred to under section 2.4 'Shareholders agreement', to which the executive chairman is also a party.

They also cannot be considered independent directors for the followings reasons:

•Mr Botín and Mr de la Dehesa have both held position of director for over 12 years.

•In the case of Mr Benjumea the required period has not lapsed since he ceased his professional relationship with the Bank (other than that as a director of the Bank and of Santander Spain).

12.Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.

13.Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

14. The board of directors, following the proposal of the appointments committee, and after a review of practices in comparable markets and companies, resolved on 13 February 2018 to apply the legally established threshold for significant shareholdings (3% of share capital) to be considered as proprietary director. Since the shareholding represented by Mr Javier Botín-Sanz de Sautuola y O’Shea (0.98%) was below the referred threshold, he has ceased to meet the requirements to be considered as proprietary director, whilst not satisfying the criteria to be regarded as an independent director. As a consequence, the board of directors, following the proposal of the said committee, resolved on that date, to categorize him as other external director.

[This page intentionally left blank.]

Tenure, committee membership and equity ownershipA

Board of directors					Committees
		Executive	Independent	Other external	1. Executive committee	2. Audit committee	3. Appointments committee	4. Remuneration committee	5. Risk supervision, regulation and compliance committee	6. Innovation and technology committee	7. Responsible banking, sustainability and culture committee
Executive chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea				c					c
Vice chairmanB and Chief executive officer	Mr José Antonio Álvarez Álvarez
Vice chairmen	Mr Bruce Carnegie-BrownC						c	c
Mr Rodrigo Echenique Gordillo
Members	Ms Homaira Akbari
Mr Ignacio Benjumea Cabeza de Vaca
Mr Javier Botín-Sanz de Sautuola y O’Shea
	Mr Álvaro Cardoso de Souza								c
Ms Sol Daurella Comadrán
Mr Guillermo de la Dehesa RomeroD
Mr Carlos Fernández González
Ms Esther Giménez-Salinas i ColomerH
	Mr Ramiro Mato García-Ansorena										c
	Ms Belén Romana García					c
Mr Juan Miguel Villar MirI
Total
General secretary and secretary of the board	Mr Jaime Pérez Renovales
c Chairman

A. Data at 31 December 2018 except where otherwise indicated. The changes in the membership of the committee during 2018 are shown in section 1.1 'Refreshing the board'.

B. Mr José Antonio Álvarez was appointed vice chairman of the board on 15 January 2019.

C. Mr Bruce Carnegie-Brown left the risk supervision, regulation and compliance committee on 1 January 2019.

D. Mr Guillermo de la Dehesa has been vice chairman of the board until 15 January 2019.

E. For further explanation, see 'Election, refreshment and succession' in section 4.2. Indicated periods do not take into account the additional period that may apply under article 222 of the Spanish Companies Act.

F. The Bank has a shareholding policy that is intended to reinforce the alignment of executive directors with the long-term interests of shareholders. This policy includes the directors’ commitment to maintain a significant personal investment in the Bank’s shares while they are actively performing their executive duties, equivalent to two times the amount of their annual fixed remuneration (net of taxes). A 5-year period from the approval of the policy in 2016 (or, if later, after the appointment of the director) is granted to attain the established investment level.

G. Includes shares owned by Fundación Botín, of which Mr Javier Botín is the chairman, and syndicated shares, except those corresponding to Ms Ana Botín and Mr Javier Botín as they are already included within their direct or direct shareholdings. In subsection A.3 of section 9.2 ‘Statistical information on corporate governance required by CNMV’ we have adapted this information to CNMV’s format, and have therefore added all the syndicated shares as shareholding of Mr Javier Botín. See 2.4 'Shareholders’ agreements'.

H  Ms Esther Giménez-Salinas left the innovation and technology committee on 1 July 2018.

I.   Mr Juan Miguel Villar Mir left the board on 1 January 2019.

Tenure					Bank shareholdingF
		Date of first appointment	Date of last appointment	End dateE	Direct	Indirect	Shares represented	Total	% of share capital
Executive chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	04/02/1989	07/04/2017	First six months of 2020	668,836	20,334,245		21,003,081	0.129%
Vice chairmanB and Chief executive officer	Mr José Antonio Álvarez Álvarez	25/11/2014	07/04/2017	First six months of 2020	1,083,149			1,083,149	0.007%
Vice chairmen	Mr Bruce Carnegie-BrownC	25/11/2014	18/03/2016	First six months of 2019	22,443			22,443	0.000%
	Mr Rodrigo Echenique Gordillo	07/10/1988	07/04/2017	First six months of 2020	1,039,401	14,591		1,053,992	0.006%
Members	Ms Homaira Akbari	27/09/2016	07/04/2017	First six months of 2021	22,000	9,000		31,000	0.000%
	Mr Ignacio Benjumea Cabeza de Vaca	30/06/2015	23/03/2018	First six months of 2021	3,516,698			3,516,698	0.022%
	Mr Javier Botín-Sanz de Sautuola y O’Shea	25/07/2004	23/03/2018	First six months of 2019	5,272,830	12,652,340	119,468,000G	137,393,170	0.846%
	Mr Álvaro Cardoso de Souza	23/03/2018	23/03/2018	First six months of 2019	0	0		0	0.000%
	Ms Sol Daurella Comadrán	25/11/2014	23/03/2018	First six months of 2021	143,255	456,970		600,225	0.004%
	Mr Guillermo de la Dehesa RomeroD	24/06/2002	23/03/2018	First six months of 2021	173	0		173	0.000%
	Mr Carlos Fernández González	25/11/2014	23/03/2018	First six months of 2021	18,524,499	4		18,524,503	0.114%
	Ms Esther Giménez- Salinas i ColomerH	30/03/2012	07/04/2017	First six months of 2020	6,062	0		6,062	0.000%
	Mr Ramiro Mato García-Ansorena	28/11/2017	23/03/2018	First six months of 2019	40,325	0		40,325	0.000%
	Ms Belén Romana García	22/12/2015	07/04/2017	First six months of 2020	167	0		167	0.000%
	Mr Juan Miguel Villar MirI	07/05/2013	27/03/2015	First six months of 2018	1,338	0		1,338	0.000%
	Total				30,341,176	33,467,150	119,468,000	183,276,326	1.13%
General secretary and secretary of the board	Mr Jaime Pérez Renovales
c Chairman

For further details see section 9.2 'Statistical information on corporate governance required by CNMV'.

Election, refreshment and succession of directors

Election of directors

Our directors are appointed for three-year terms, and one-third of our board is renewed each year, following the order established by the length of the service on the board, according to the date and order of the respective appointment. Outgoing directors may be re-elected. Each appointment, re-election and ratification is submitted to a separate vote at the AGM.

Procedures for appointing, re-electing, evaluating and removing directors

Our internal policy for the selection, suitability assessment and succession of directors, stipulates the criteria concerning the quantitative and qualitative composition of our board of directors, the process for reviewing its composition, the process for identifying potential candidates and the selection and appointments process.

The appointment and re-election of directors corresponds to the GSM. In the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director, by co-option, until the shareholders, at the earliest subsequent GSM, either confirm or revoke this appointment.

The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders at the GSM and the decisions adopted by the board itself in cases of co-option must be preceded by the corresponding report and reasoned proposal of the appointments committee.

The proposal must be accompanied by a duly substantiated report prepared by the board containing an assessment of the qualifications, experience and merits of the proposed candidate. In cases of re-election or ratification of directors, this committee proposal shall contain an assessment of the work and effective dedication to the position during the last period in which the proposed director occupied the post. If the board disregards the proposal made by the appointments committee, it must give the reasons for its decision and place these reasons in the minutes for the record.

Our directors must meet the specific requirements set forth by law for credit institutions and the provisions of our Bylaws, and must formally undertake, upon taking office, to fulfil the obligations and duties prescribed therein and in the Rules and regulations of the board.

Our directors must be persons of renowned commercial and professional integrity, and must have the knowledge and experience needed to exercise their function and be in a position to carry out the good governance of the entity. Candidates for the position of director will also be selected on the basis of their professional contribution to the board as a whole.

For further information see section 4.1 'Our directors' and under  'Board skills and diversity matrix' within this section 4.2.

In all cases, our board of directors shall endeavour to ensure that external or non-executive directors represent a significant majority over executive directors and that the number of independent directors represents at least half of all directors.

Our directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected, when the GSM so resolves, or when they resign (explaining the reasons for this in a letter that shall be sent to the other members of the board) or place their office at the disposal of the board of directors.

Directors must tender their resignation to the board of directors and formally resign from their position if the board of directors, following a report from the appointments committee, deems it fit, in those cases in which they may adversely affect the operation of the board or the credit or reputation of the Bank and, in particular, if they are involved in any of the circumstances of incompatibility or prohibition provided by law. The foregoing without prejudice to the provisions of Royal Decree 84/2015, which implements Law 10/2014 on the organisation, supervision and solvency of credit institutions, on the honorability requirements for directors and the consequences of directors subsequently failing to meet such requirements.

Directors must notify the board, as soon as possible, of those circumstances affecting them that might prejudice the credit or reputation of the Bank, and particularly the criminal cases with which they are charged.

Furthermore, proprietary non-executive directors must tender their resignation when the shareholder they represent disposes of, or significantly reduces, its ownership interest.

Finally, succession planning for the main directors is a key element of the Bank’s good governance, ensuring an orderly leadership transition whilst maintaining continuity and stability of the board. Board succession planning continues to be an area of focus for the appointment committee and the board, with appropriated and robust plans in place that are regularly revisited.

In application of these procedures, in September 2018 the Bank resolved to appoint Mr Andrea Orcel as new CEO, subject to obtaining the necessary regulatory approvals, the shareholders´meeting passing the relevant resolutions on his future remuneration and to the termination of the contractual relationship with his former employer. Subsequently, due to the change on the basis upon which such decision was taken and the fact that the costs of compensating Mr Orcel for past remuneration exceeded those having been considered at the time of his appointment, the board resolved in January 2019 to leave without effect Mr Orcel’s appointment.

4.3 Board functioning and effectiveness

Our Board is the highest decision-making body, focusing on the supervisory function

Except in matters falling within the exclusive purview of the GSM, our board of directors is the Bank’s highest decision-making body and performs its duties with unity of purpose and independent judgement.

The board’s stated policy is delegating the day-to-day management of the Bank and the implementation of its strategy to the executive bodies and the management team and focusing its activity on the general supervisory function and those functions that it cannot delegate as provided by law, the Bylaws, and the Rules and regulations of the board, which in summary are the following:

•General policies and strategies (including capital and liquidity strategy, new products, activities and services; corporate governance and corporate policy and internal culture and values; risk control; remuneration policy and compliance).

•Financial information and general information reported to shareholders, investors and the general public, and the processes and controls that ensure the integrity of this information.

•Approval of policies for the provision of information to and for communication with shareholders, markets and public opinion, and supervision of the process of dissemination of information and communications relating to the Bank.

•Internal audit plan and results.

•Selection, succession and remuneration of directors.

•Selection, succession and remuneration of senior management and other key positions.

•Effectiveness of the Group’s corporate and internal governance system.

•Significant corporate & investment transactions.

•Call the general shareholders’ meeting.

•In general, governance-related matters such as related party transactions.

•Corporate governance and internal governance of the Bank and its Group, including the group-subsidiary governance model, corporate frameworks and relevant group internal regulation.

Structure of the board

Our board has implemented a governance structure to ensure it discharges its duties effectively. Further details of this structure are provided in the next pages of this section and it can be split into four dimensions:

•Group executive chairman and chief executive officer who, as further explained under 'Group executive chairman and chief executive officer' within this section 4.3 are the top responsibles for the strategic and ordinary management of the Bank which that board is responsible for overseeing, ensuring at the same time that there is a clear separation and complementarity of their roles.

•A lead independent director who, as further explained under  'Lead independent director' within this section 4.3 is responsible for the effective coordination of non-executive directors and generally ensuring that they serve as an appropriate counter-balance to executive directors.

•A board committees structure, which, as further described under 'Board committee structure', within this section 4.3, supports our board in three main areas:

•In the management of the Bank by exercising decision-making powers through the executive committee.

•In defining strategy in key areas, through the responsible banking, sustainability and culture committee and the innovation and technology committee.

•In its supervisory functions and significant decision-making, through the audit, appointments, remuneration and risk supervision, regulation and compliance committees.

•A board secretary, who, as further described under 'Secretary of the board', within this section 4.3 supports the board, its committees and our chairman, and is also the general secretary of the Group.

Rules and regulations of the board

Our Rules and regulations of the board and the Bank’s Bylaws are available at www.santander.com.

•Bylaws. Our Bylaws contain the basic rules and regulations that apply to the composition and functioning of the board of directors and its members' duties, which are supplemented and further developed by the Rules and regulations of the board. They can be amended only by our GSM, as described in 'Rules governing amendments to our Bylaws' in section 3.2.

•Rules and regulations of the board. The Rules and regulations of the board establish the rules of operation and internal organisation of our board of directors and its committees through the development of applicable legal and bylaw provisions,  setting forth the principles that are to govern all action taken by the board and its committees and the rules of behaviour to be observed by its members.

•Our board amended its Rules and regulations on 25 June 2018 to allow the responsible banking, sustainability and culture committee to be chaired by an independent director. In 2019, on 26 February the board amended again its Rules and regulations in order, among others:

•To establish the audit committee to be composed entirely of independent directors and to strengthen its supervision functions over the non-financial information.

•To broaden the mandate of our appointments committee in corporate governance matters taking up functions previously fell with the risk supervision, regulation and compliance committee.

•To expressly provide that the lead independent director must be a member of the appointments committee.

•To include other minor changes in the composition and functioning of the appointments and remuneration committees anticipating the recommendations and good operating practices.

Our Rules and regulations of the board meet all legal requirements and adhere to the main principles and recommendations established in the Spanish Corporate Governance Code for Listed Companies of CNMV of February 2015, the Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision of July 2015, as well as the guidelines established by the EBA in 'Guidelines on internal governance under Directive 2013/36/EU' that came into force on 30 June 2018.

Our rules on the audit committee also adhere to the recommendations and good operating practices established in Technical Guide 3/2017 of CNMV, on Audit Committees of Public Interest Entities, of 27 June 2017. This committee also complies with the regulations applicable in the US because of the listing of our shares as American Depositary Shares on the New York Stock Exchange and with Rule 10A-3 under the Securities Exchange Act introduced by the Sarbanes-Oxley Act of 2002 (SOx), on requirements for the audit committees of companies.

Group executive chairman and chief executive officer

Our Group executive chairman is Ms Ana Botín-Sanz de Sautuola y O’Shea and our chief executive officer is Mr José Antonio Álvarez Álvarez.

The roles of our Group executive chairman and chief executive officer are clearly separated, as follows:

Group executive chairman	Chief executive officer

•  The chairman is the highest-ranking officer of the Bank, and is responsible for ensuring that its Bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are carried out. The chairman is also responsible for the overall inspection of the Bank and all its services.

•  The chairman is the main Group representative vis-a-vis the regulators, authorities and other major stakeholders.

•  The chairman’s direct reports are related to long-term strategy.

•  The chairman is in charge of leading succession planning of main executives of the Bank.

•  The chief executive officer is responsible for the day-to-day management of the business, with the highest executive functions.

•  The chief executive officer’s direct reports manage businesses and ordinary management support corporate divisions.

•  The country heads, who are the Group’s first representatives in the countries in which it operates, also report to the chief executive officer.

There is a clear separation of duties between those of the Group executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the Bank’s corporate governance structure, including the following:

•The board and its committees oversee and control the activities of both the Group executive chairman and the chief executive officer.

•The lead independent director is responsible for convening and coordinating the non-executive directors, and communicating their concerns. The lead independent director also oversees the periodic process of assessing the Group executive chairman and coordinates the succession plan with the appointments committee.

•The audit committee is chaired by an independent director considered to be a financial expert, as this term is defined in Regulation S-K of the Securities and Exchange Commission (SEC).

•The Group executive chairman may not hold simultaneously the position of chief executive officer of the Bank.

•The corporate risk, compliance and internal audit functions, as independent units, report to a committee or a member of the board of directors and have direct access to the board when they deem it appropriate.

The board of directors has delegated to each of the executive chairman and the chief executive officer all the powers of the board except those that cannot be delegated pursuant to the law, the Bylaws and the Rules and regulations of the board. The board directly exercises those powers in the performance of its general supervisory function.

Lead independent director

Our board has appointed Mr Bruce Carnegie-Brown as lead independent director.

The role of the lead independent director is key in our governance structure, as he oversees the proper coordination of non-executive directors and ensures that they serve as an appropriate counter-balance to the executive directors.

The following chart illustrates his functions and their application in 2018:

Duties	Activities during 2018
• Coordinate and organise meetings of non-executive directors and voice their concerns.	Three meetings were held with non-executive directors, without executive directors being present, where they were able to voice any concerns or opinions.
• Direct the regular assessment of the chairman of the board of directors and coordinate her succession plan.	Leadership in the annual assessment of the chairman for the determination of her variable remuneration and for the board effectiveness annual review.
• Contact investors and shareholders to obtain their points of view for the purpose of gathering information on their concerns, in particular, with regard to the Bank’s corporate governance.	See section 3.1 'Shareholder engagement'.
• Substitute the chairman in the event of absence under the terms set down in the Rules and regulations of the board of directors.	He has chaired three meetings of the executive committee due to such absence.
• Request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board.

Board committee structure

Our board currently has seven committees and one international advisory board.

For a description of the composition, functions, rules of operation and activities of:

•   The executive committee, the responsible banking, sustainability and culture committee, and the innovation and technology committee, see the following sections within this section 4.3.

•   The audit, appointments, remuneration, and the risk supervision, regulation and compliance committees, see their activities reports in sections 4.4,  4.5,  4.6 and 4.7, respectively.

	Voluntary committees (permitted under Bylaws)		Mandatory committees (required by law and under Bylaws)
	Decision-making powers	Support and proposal in strategic areas	Supervision, information advice and proposal functions in risks, financial information and audit matters
Board committees	Executive committee	Responsible banking, sustainability and culture committee	Audit committee	Appointments committee
		Innovation and technology committee	Risk supervision, regulation and compliance committee	Remuneration committee
External advisory board		International advisory board (members are non-directors)

Secretary of the board

Our board secretary is Mr Jaime Pérez Renovales. He assists the chairman in her duties and ensures the formal and substantive legality of all action taken by the board. He also ensures that the good governance recommendations and procedures are observed and regularly reviewed.

The secretary of our board is the general secretary of the Bank, and also acts as secretary for all board committees; he does not need to be a director in order to hold this position.

A report from the appointments committee is required prior to submission to the board of proposals for the appointment or removal of the secretary of the board. Our board also has a deputy secretary to the board, Mr Óscar García Maceiras, who assists the secretary and replaces him in the performance of his duties in the event of absence, inability to act or illness.

Proceedings of the board

Our board of directors held 12 meetings in 2018. The Rules and regulations of the board provide that it shall hold no less than nine annual ordinary meetings, and one meeting at least quarterly. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately 12 hours per meeting, with the chairman estimated to have spent double that time per meeting.

The board holds its meetings in accordance with a calendar established annually and an agenda of matters to be discussed, without prejudice to any further items that may be added or any additional meetings that need to be held according to the business needs that may arise. Directors may also propose the inclusion of items on the agenda. Directors will be duly informed of any modifications to the calendar or the agenda of matters to be discussed.

Likewise, the board keeps a formal list of matters reserved to it and will prepare a plan for the distribution of those matters between the ordinary meetings established in the provisional calendar approved by the board.

The relevant documentation for each meeting of the board of directors and of the different committees to which the directors are members, is sent to the directors four business days before the board meeting and three business days before the corresponding committee meeting. The information, which is provided to the directors via secure electronic means, is specifically for the purpose of preparing these meetings. In the opinion of the board, that information is complete and is sent sufficiently in advance.

In addition, the Rules and regulations of the board of directors expressly recognise the directors’ right to request and obtain information regarding any aspect of the Bank and its subsidiaries, whether domestic or foreign, as well as the right to inspect, which allows them to examine the books, files, documents and any other records of corporate transactions, and to inspect the premises and facilities of these companies. Furthermore, directors are also entitled to request and obtain, through the secretary, such information and advice deemed necessary for the performance of their duties.

The board shall meet whenever the chairman so decides, acting on her own initiative or at the request of not less than three directors. Generally, the meeting must be called 15 days in advance by the board secretary.

Additionally, the lead independent director is authorised to request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting that has already been called.

Our directors must attend the meetings in person and shall endeavour to ensure that absences are reduced to cases of absolute necessity. However, if directors are unable to personally attend a meeting, they may grant a proxy to another director, in writing and specifically for each meeting, to represent them for all purposes therein. Proxy is granted with instructions and non-executive directors may only be represented by another non-executive director. A director may hold more than one proxy. For more information about directors’ attendance see 'Board and committees attendance' in this section 4.3.

Our board may meet in various rooms at the same time, provided that interactivity and communication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting is thereby ensured.

Board meetings are validly convened when more than half of its members are present in person or by proxy.

Resolutions are adopted by absolute majority of the directors attending in person or by proxy. The chairman has the casting vote in the event of a tie. The Bylaws and the Rules and regulations of the board only provide for qualified majorities for matters in which the law prescribes a qualified majority.

The board secretary maintains the documentation relating to the board of directors and maintains a record in the minutes of the content of the meetings. The minutes of the meetings held by the board of directors and its committees include any statements made at meetings that are expressly requested to be included in them.

The board and its committees may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of their functions.

Our board is tasked with promoting and encouraging communication between the various committees, especially between the risk supervision, regulation and compliance committee and the audit committee, and also between the former and the remuneration committee and the responsible banking, sustainability and culture committee. In this regard, any director may attend and participate in, but not vote, at meetings of board committees of which they are not a member, by invitation of the chairman of the board and of the chairman of the respective committee, after having requested attendance to the chairman of the board. Furthermore, all members of the board who are not also members of the executive committee may attend the meetings of such executive committee at least twice a year, for which purpose they shall be called by the chairman.

During the year, directors that are not members of the executive committee attended 27 of the total of 45 meetings held.

Comparison of number of meetings heldA

	Santander	Average Spain	US average	UK average
Board	12	11.1	8	7.3
Executive committee	45	8.5	-	-
Audit committee	13	8.4	8.4	5.2
Appointments committee	13	6.3	4.6	4
Remuneration committee	11	6.3	6.2	5.2
Risk supervision, regulation and compliance committee	13	13	NA	6.1

A. Source: Spencer Stuart Board Index 2018 (Spain, United States and United Kingdom).

NA: Not available

The chart and table below show the distribution of the approximate time dedicated to each task at the meetings held by the board in 2018 and the high rate of attendance to board and committee meetings, respectively.

2018 Approximated allocators of time

Board and committees attendance

							and technology	banking, sustainability and culture
Committees
Directors	Board	Executive	Audit	Appointments	Remuneration	Risk supervision, regulation and compliance	Innovation and technology	Responsible banking, sustainability and culture
Average attendance	96%	95%	98%	94%	96%	97%	92%	100%
Individual attendance	-	-	-	-	-	-	-	-
Ms Ana Botín-Sanz de Sautuola y O´Shea	12/12	42/45	-	-	-	-	3/3	2/2
Mr José Antonio Álvarez Álvarez	12/12	43/45	-	-	-	-	3/3	-
Mr Bruce Carnegie-BrownA	12/12	38/45	-	13/13	11/11	13/13	2/3	-
Mr Rodrigo Echenique GordilloB	12/12	45/45	-	-	-	-	1/2	-
Ms Homaira Akbari	12/12	-	13/13	-	-	-	3/3	2/2
Mr Ignacio Benjumea Cabeza de VacaC	12/12	45/45	-	7/7	11/11	13/13	3/3	2/2
Mr Javier Botín-Sanz de Sautuola y O´Shea	12/12	-	-	-	-	-	-	-
Mr Álvaro Cardoso de SouzaD	7/8	-	-	-	-	6/8	-	2/2
Ms Sol Daurella Comadrán	12/12	-	-	12/13	10/11	-	-	2/2
Mr Guillermo de la Dehesa RomeroE	12/12	42/45	-	12/13	10/11	7/7	3/3	-
Mr Carlos Fernández González	12/12	-	12/13	12/13	11/11	-	-	-
Ms Esther Giménez- Salinas i ColomerF	12/12	-	-	-	-	13/13	2/2	2/2
Mr Ramiro Mato García-Ansorena	12/12	45/45	13/13	-	-	13/13	-	2/2
Ms Belén Romana GarcíaG	12/12	23/23	13/13	-	-	13/13	3/3	2/2
Mr Juan Miguel Villar-MirH	7/12	-	-	-	-	-	-	-

A.  Left risk supervision, regulation and compliance committee on 1 January 2019. Relinquished chairmanship of that committee on 1 October 2018.

B.  Left the innovation and technology committee on 1 July 2018.

C.  Left the appointments committee on 1 July 2018.

D.  Member of the board since 1 April 2018 and member of the risk supervision, regulation and compliance committee since 23 April 2018.

E.  Left the risk supervision, regulation and compliance committee on 1 July 2018.

F.  Left the innovation and technology committee on 1 July 2018.

G.  Member of the executive committee since 1 July 2018.

H.  Mr Juan Miguel Villar Mir left the board on 1 January 2019.

On average, each of our directors has dedicated approximately 144 hours to board meetings. In addition, those who are members of the executive committee dedicated approximately 225 hours; members of the audit committee 130 hours; members of the appointments committee 52 hours; members of the remuneration committee 44 hours; members of the risk supervision, regulation and compliance committee 130 hours; members of the innovation and technology committee 12 hours and members of the responsible banking, sustainability and culture committee 10 hours. In all the cases, the relevant chairman is estimated to have dedicated double that time.

Directors must inform the appointments committee of any professional activity or position for which they are going to be proposed, so that the time commitment to the Group can be assessed on an ongoing basis, and any possible conflict of interest derived from such position can be verified.

Additionally, the annual suitability reassessment made by our appointments committee (see in section 4.5 'Appointments committee activities in 2018') allows us to keep up to date all information relating to the estimated time dedicated by directors to other positions and/or professional activities and to confirm their capacity to exercise good governance as directors of the Bank.

This allows the Bank to verify compliance with applicable legal requirements regarding the maximum number of company boards to which our directors may belong at the same time (no more than one executive position and two non-executive positions, or four non-executive positions, including positions held in the same Group as a single position and not including positions held at non-profit organisations or entities that do not pursue commercial activities)15.

15.

This maximum is established, as provided for in article 36 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.

Training of directors and induction programme for new directors

Given the board´s commitment to continuously improve its functioning, an ongoing training programme for the board as a whole is in place, which in 2018 consisted in five training sessions provided by internal and external speakers. Among others the training program included items like model risk, payment services directive II (PSD2), responsible banking, cyberrisk and cybersecurity, digital transformations, anti-money laundering and risk appetite.

Likewise, our board has a robust induction and development programme for new directors to develop their understanding of the Group’s business, including governance rules, where key members of the management of the Group provide detailed information on their areas of responsibility, while addressing any development needs identified in the suitability assessment process. In 2018, Mr Ramiro Mato and Mr Álvaro Cardoso de Souza completed their respective induction programmes designed for them on the basis of their experience and the specific induction needs identified during their suitability assessment processes.

In 2018, incorporating feedback from the external board effectiveness review conducted in 2017, training sessions were scheduled to take into account the board and board committees operations rhythm in order to optimise the attendance.

Self-assessment of the board

Our board conducts a yearly assessment of its functioning and the effectiveness of its work. At least once every three years, the assessment is conducted with the assistance of an external independent consultant, whose independence is assessed by the appointments committee.

Action Plan following the 2017 self-assessment

In 2017 our appointments committee carried out the board self-assessment with the assistance of an external consultant. The appointments committee verified the expert´s independence, and in particular the absence of other relevant business relationships with the Group that could impair its independence.

The overall review was positive in terms of outcome and key finding and the exercise resulted in an action plan for further improvement in board effectiveness, which focused mainly on the composition and organisation of the board, board dynamics and internal culture and the functioning of board committees, as described in section 1.3 'Achieving our 2018 priorities'.

In 2018 these actions contained in the action plan were monitored by the appointments committee and were successfully completed and implemented, enhancing the board’s overall functioning and effectiveness. The status of those actions was periodically reported to the board of directors.

2018 self-assessment

In 2018 and according to the Rules and regulations of the board that contemplate an annual assessment and with the assistance of external consultant every three years, the board made self-assessment internally. The scope of the assessment included the functioning of the board and all its committees, as well as the performance of the executive chairman, the chief executive officer, the lead independent director, the secretary and each director´s performance.

The process was coordinated by the executive chairman and the chairman of the appointments committee.

It was based on a confidential, anonymous questionnaire covering the scope referred above that was fully completed by all of our board members. The assessment process focused on the following aspects:

•In relation to the board as a whole: (i) structure (size and composition; skills and competencies), (ii) organisation and functioning (planning of meetings, quality of reporting, training areas, reporting by committees) and (iii) dynamics and internal culture (formal and informal engagement).

•In relation to the board committees: (i) leadership, size and composition (including skills), (ii) responsibilities and (iii) quality of reporting and timelines.

•Individual performance of the chairman of the board, chief executive officer, lead independent director and general secretary.

•In relation to each individual director: (i) willingness to speak at the meetings, (ii) contribution and receptivity of other views, (iii) constructively challenging fellow directors and proposals and management of senior management, (iv) applying a strategic mindset to board and (v) bringing their own skills and experience to board.

The results of the 2018 assessment process, after the board and the committees have discussed findings and actions specific to them, revealed the following:

•Directors´ satisfaction with the progress the board has made to enhance its effectiveness.

•The size and level of independence within the board and committees is appropriate and we have made positive enhancements to board skills through recent appointments.

•The open and transparent discussions and the constructive challenge with fellow directors and senior management.

•The leadership and operation of the committees is effective.

•The positive overall performance of the executive chairman/ chairman of the board, CEO, lead independent director and general secretary and the high degree of confidence that directors have in these individuals´ competence to serve their roles to a high standard.

•The positive assessment of all other directors reflects the view that overall the board is seen as effective.

As a result of the self-assessment, on 26 February 2019, our board, with the prior report of our appointments committee, approved an action plan with improvements in the following areas:

•Strength the composition of the board with international experience in countries where the Group has operations and greater technology experience, sustainability and environmental matters.

•To enhance the current new director induction and development programme to incorporate visits to the Bank´s main subsidiaries, covering country-specific macroeconomic environment, business activities and regulation.

•To review the annual agenda to ensure appropriate scheduling and time allocation continues to be devoted to business strategy and to review the Bank´s major risks.

•To consider whether the new responsible banking, sustainability and culture committee should meet with greater frequency and establish greater coordination with the countries, in those matters.

•Continue to provide opportunities for the board to interact with executive team and strengthen relations between them.

•Continue to focus on gender diversity amongst the board and senior executives.

Executive committee

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive
	Mr José Antonio Álvarez Álvarez	Executive
	Mr Bruce Carnegie-Brown	Independent
	Mr Rodrigo Echenique Gordillo	Executive
Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Mr Ramiro Mato Garcia-Ansorena	Independent
	Ms Belén Romana Garcia	Independent
Secretary	Mr Jaime Pérez Renovales

Functions

Our executive committee is a basic instrument for the corporate governance of the Bank and its Group. It exercises by delegation all the powers of our board, except those which cannot be delegated pursuant to the law, the Bylaws or the Rules and regulations of the board. This allows our board to focus on its general supervisory function. Oversight of our executive committee is ensured through regular reports submitted to the board on the principal matters dealt with by the committee and by making available to all directors the minutes of its meetings and all the supporting documentation made available to it.

Organisation

Our board of directors determines the size and qualitative composition of the executive committee, adjusting to efficiency criteria and reflecting the guidelines for determining the composition of the board. The executive committee, although it does not exactly replicate the qualitative composition of the board of directors, since the presence of all executive directors must be combined with a size that allows an agile development of their functions, is aligned with having a majority of external directors, including three independent directors. The secretary of the board is also the secretary of the executive committee.

Our executive committee meets as many times as it is called to meeting by its chairman or by the vice chairman in her absence. It generally meets once a week.

Meetings of the executive committee are held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only be represented by another non-executive director.

Main activities in 2018

During 2018 the executive committee took action relating to business of the Group, the main subsidiaries, risk matters, corporate transactions and the main matters that are subsequently submitted to the full board:

•Earnings: the committee was also kept up to date on Group earnings, and their impact on investors and analysts.

•Business performance: the committee was kept continuously and fully informed of the performance of the Group’s various business areas, through management reports or specific reports on determined subjects submitted. It was also informed of various projects relating to the transformation and development of the Group’s culture (Simple, Personal and Fair).

•Information reported by the chairman: the chairman of our board of directors, who also chairs the executive committee, regularly reported on key aspects relating to Group management and on strategy and institutional issues.

•Corporate transactions: the committee analysed and, where applicable, approved corporate transactions carried out by the Group (investments and divestments, joint ventures, capital transactions, etc.).

•Banco Popular: the Banco Popular integration process and its associated risks and mitigating controls were an item that was continuously monitored by the committee.

•Risks: the committee was regularly informed about the risks facing the Group and, within the framework of the risk governance model, made decisions about transactions that had to be approved by it due to their amount or relevance.

•Subsidiaries: the committee received reports on the performance of the various units and, in line with current internal procedures, authorised transactions and appointments of directors of subsidiaries.

•Capital and liquidity: the committee received frequent information on the performance of capital ratios and of the measures being used to optimise these ratios, in addition to reviewing regulatory plans.

•Talent and culture: the committee received ongoing reports of the implementation of the corporate culture and values within the Group.

•Activities with supervisors and regulatory matters: the committee was regularly informed of the initiatives and activities of supervisors and regulators, in addition to projects to ensure compliance with its recommendations and regulatory changes.

•Governance Models: the committee approved the Governance Models of the newly created Wealth Management division, of Santander Universities and Universia and that of the international branches under the management responsibility of Santander Corporate & Investment Banking division.

In 2018, the executive committee held 45 meetings. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. 'Board and committees attendance' in section 4.3 provides information on the attendance of executive committee members at those meetings.

Responsible banking, sustainability and culture committee

Composition		Category
Chairman	Mr Ramiro Mato Garcia-Ansorena	Independent
	Ms Ana Botin-Sanz de Sautuola y O’Shea	Executive
	Mr Homaira Akbari	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
Members	Mr Álvaro Cardoso de Souza	Independent
	Ms Sol Daurella Comadrán	Independent
	Ms Esther Gimenez-Salinas i Colomer	Independent
	Ms Belen Romana García	Independent
Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of this committee is to assist our board of directors in fulfilling its oversight responsibilities with respect to the responsible business strategy and sustainability issues of the Group, preparing and reviewing the corporate culture and values and advising on its relations with various stakeholders, especially with employees, customers and communities with which the Group carries out its activities, and in particular in the following areas:

•Formulation of the corporate culture and values, including the strategy on responsible business practices and sustainability.

•Formulation of the Group’s strategy on relations with stakeholders, including employees, customers and communities in which the Group develops its activities.

•Corporate reputation particularly on social and environmental matters.

•Assist the board in the promotion of the corporate culture and values across the Group, including liaising:

•With the remuneration committee in the alignment of the Group’s remuneration programmes with the referred culture and values.

•With the risk supervision, regulation and compliance committee in (i) the alignment of the risk appetite and limits of the Group with our culture and values and (ii) assessment of the Group’s non-financial risks.

•With the appointments committee in (i) the supervision of the strategy for communication and relations with shareholders and investors, including small and medium-sized shareholders, and (ii) in the processes of communication and relations with the other stakeholders.

•Liaise and coordinate with the committees of the board in relation to issues concerning responsible banking practices and sustainability and ensure that adequate and effective control processes are in place and that risks and opportunities relating to sustainability and responsibility are identified and managed.

•Report periodically to the board of directors on the Bank’s and its Group’s performance and the progress made with regard to responsible business practices and sustainability, providing advice in relation to these matters, issuing reports and implementing procedures within its area of responsibility at the request of the board of directors or its chairman.

Organisation

Our responsible banking, sustainability and culture committee approves an annual calendar of meetings, which provides for at least four meetings. The committee meets as many times as it is required to fulfil its responsibilities.

Meetings of the committee are held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie. The chairman, who shall be necessarily an independent director of the committee has the casting vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director.

The committee has the power to require executives to attend its meetings under the terms stated by it.

The committee, through its chairman, reports to the board of directors on its activities and work. Furthermore, the supporting documentation that is provided to the committee is made available to all directors as well as a copy of the minutes.

Main activities in 2018

The main topics discussed since the committee was set up are as follows:

•The new responsible banking governance model.

•The guiding principles of governance and supervision in matters of responsible banking, sustainability and culture for the Group’s subsidiaries.

•The establishment of main lines of action and monitoring metrics.

•The review of the adequacy of the general sustainability and socio-environmental policies, and analysis of potential gaps to internally regulate these topics. More specifically, the review of the criteria for financing activities related to coal, both those related to its extraction (mining) and its use as an energy source.

•The positioning of the Bank as a relevant player in the financing of clean energy projects.

•The main priorities for the committee in 2019 are set out in page 19 of the 'Responsible banking' chapter.

Since it was created in June 2018 it has met on two occasions. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. 'Board and committees attendance' in section 4.3 provides information on the attendance of the responsible banking, sustainability and culture committee members at those meetings.

Innovation and technology committee

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive
	Ms Homaira Akbari	Independent
	Mr Jos é Antonio Álvarez Álvarez	Executive
Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
	Mr Bruce Carnegie- Brown	Independent
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Ms Bel én Romana García	Independent
Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of our innovation and technology committee is to assist our board of directors in fulfilling its oversight responsibilities and activities with respect to the overall role of technology in the business strategy of the Group and in matters related to the Group innovation strategy and plans as well as the trends resulting from new business models, technologies and products. In particular, it has the following functions:

•Review and report on plans and activities relating to technology and innovation.

•Assist the board with implementation of the framework for the Group strategic technology plan.

•Assist the board with recommendations covering the Group’s innovation agenda.

•Assist the board in the identification of key threats to the status quo resulting from new business models, technologies, processes, products and concepts.

•Propose to the board the annual systems plan.

•Assist the board in evaluating the quality of the technological service.

•Assist the board in evaluating the capabilities and conditions for innovation at a Group and country level.

•Assist the risk supervision, regulation and compliance committee in the supervision of technological risks and cybersecurity.

Organisation

Our innovation and technology committee approves an annual calendar of meetings, which provides for at least four meetings. The committee meets as many times as it is required to fulfil its responsibilities.

Meetings of the committee are validly held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the casting vote. The committee members may grant a proxy to another member, although non-executive directors may only represent another non-executive director.

The committee has the power to require executives to attend its meetings under the terms stated by it.

The committee, through its chairman, reports to our board of directors on its activities and work. Furthermore, the supporting documentation that is provided to the committee is made available to all directors as well as the minutes.

Main activities in 2018

During 2018 the innovation and technology committee carried out, amongst others, the following activities:

•Review of the Global Technology Strategy Plan.

•Review of the platform and cloud strategy.

•Review of the policy on data and artificial intelligence (machine learning) and its potential impact.

•Review of main digital strategies to transform the core, and accelerate the growth of new businesses.

•Review of metrics to measure and monitor the impact of digital transformation.

•Review of the status update for the implementation of cybersecurity within the Group, the main risks and mitigating controls.

•Review of the status of OpenBank digital and technological projects.

The committee met on three occasions in 2018. In 2018, the average estimated time dedicated by each member to preparing for and participating in meetings was approximately five hours per meeting, with the chairman estimated to have spent double that time per meeting. 'Board and committees attendance' in section 4.3 provides information on the attendance of the innovation and technology committee members at those meetings.

International advisory board

Composition		Positions
Chairman	Mr Larry Summers	Former Secretary of the US Treasury and president emeritus of Harvard University
	Ms Sheila C. Bair	Former chairman of the Federal Deposit Insurance Corporation and former president of Washington College
	Mr Mike Rhodin	Board member of TomTom, HzO and Syncsort. Former IBM senior Vice President
	Ms Marjorie Scardino	Former CEO of Pearson and director of Twitter
Members	Mr Francisco D’Souza	CEO of Cognizant and director of General Electric
	Mr James Whitehurst	Chairman and CEO of Red Hat
	Mr George Kurtz	CEO and co-founder of CrowdStrike
	Ms Blythe Masters	CEO of Digital Asset Holdings
Secretary	Mr Jaime Pérez Renovales

Functions

The purpose of Banco Santander’s international advisory board, which comprises external experts in economy, strategy, IT and innovation, is to provide strategic advice to the Group, with a special focus on innovation, digital transformation, cybersecurity and new technologies. It also provides views on trends in capital markets, corporate governance, brand and reputation, regulation and compliance, and global financial services with a customer-based approach.

Meetings

The international advisory board meets at least twice per year.

In 2018, the international advisory board met twice, one in spring and one in fall.

4.4 Audit committee activities in 2018

This section constitutes the audit committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in 'Redesigned corporate governance report' in section 1. This report was prepared by the audit committee on 21 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Ms Belen Romana Garcia	Independent
	Ms Homaira Akbari	Independent
Members	Mr Carlos Fernández Gonzalez	Independent
	Mr Ramiro Mato Garcia-Ansorena	Independent
Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge and experience in finance, accounting, auditing, internal control, information technologies, business and risk management. Specifically, Ms Belén Romana García, the committee’s chairman, is considered to be a financial expert, as defined in SEC Regulation S-K, based on her training and expertise in accounting, auditing and risk management, and as a result of having held various positions of responsibility at entities in which knowledge of accounting and risk management was essential.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.

There have been no changes in the composition of the committee during 2018.

How the committee works

Our audit committee meets in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

External auditor

Our external auditor is PricewaterhouseCoopers Auditores, S.L. (PwC) with registered office in Madrid, Paseo de la Castellana, no. 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas, (ICAC)) of the Ministry for Economy with number S0242.

The lead partner is Mr Alejandro Esnal, a leading audit partner for the banking sector in Spain (having audited entities such as Banco Sabadell, S.A., Unicaja and Barclays Bank Spain). Throughout his 25 years of professional career, he has led numerous projects both in Spain and New York and London, mainly in audit services, as well as in internal control environments of financial entities. As an audit leader for banking, he participates actively in committees and working groups of the sector and collaborates proactively with the financial regulation department, in matters such as the restructuring of the sector or the strengthening of banking practices.

Report on the independence of the external auditor

The audit committee has verified favorably the independence of the external auditor, at its meeting of 21 February 2019 and prior to the issuance of the auditor’s report on the financial statements, in the terms established section 4.f) of article 529 quaterdecies of the Spanish Companies Act, and under article 17.4.c)(iii) of the Rules and regulations of the board, concluding that in the committees’ opinion there are no objective reasons for doubting the independence of the external auditor.

To evaluate the independence of the external auditor, the committee has considered the information included under section  'Duties and activities in 2018' on the remuneration of the auditor for audit services and any other services and the written confirmation from the external auditor itself confirming its independence with respect to the Bank under the applicable European and Spanish legislation, the SEC rules and the rules of the Public Company Accounting Oversight Board (PCAOB).

Proposed reelection of the external auditor for 2019

As indicated in section 3.5 'Our coming 2019 AGM', the board of directors, following the proposal of the audit committee, has submitted to our 2019 AGM the reelection of PwC as external auditor for 2019.

Duties and activities in 2018

This section contains a summary of the audit committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the audit committee
Financial statements and other financial information
• Review the financial statements and other financial information

•  Reviewed the individual and consolidated financial statements and directors´ reports for 2018 and endorsed their content prior to their authorisation for issue by the board, and ensured compliance with legal requirements and the proper application of generally accepted accounting principles and that the external auditor issued the corresponding report with regard to the effectiveness of the Group’s system of internal control of financial reporting (ICFR).

•  Endorsed quarterly the financial information statements dated 31 March, 30 June, 30 September and 31 December 2018, respectively, prior to their approval by the board and their disclosure to the markets and to supervisory bodies.

•  Endorsed other financial information such as: annual corporate governance report; DRA filed with CNMV; Form 20-F with the financial information of 2017, filed with SEC; the half-yearly financial information filed with CNMV and with SEC in Form 6-K, and the Group’s interim consolidated financial statements specific to Brazil.

•  Monitored the implementation of IFRS9 throughout the year.

• Report to the board about the tax policies applied

•  Received information from the Group’s tax advisory unit regarding the tax policies applied, in compliance with the Code of Good Tax Practices and submitted this information for the board of directors.

Relationship with the external auditor
Auditing the financial statements
• Receive information on the audit plan and its implementation

•  Obtained confirmation from the external auditor that it has had full access to all information, to conduct its activity.

•  Discussed improvements in the reporting of financial information resulting from changes to accounting standards, and best international practices.

•  Analysed the detailed information on the planning, progress and execution of the audit plan and its implementation.

•  Analysed the auditor’s reports for the annual financial statements prior to the external auditor’s report to the board of directors.

• Relations with the external auditor

•  The external auditor attended 11 of 13 committee meetings held in 2018, serving as a channel of communication between the auditor and the board.

•  Met two times with the external auditor without the presence of the Bank’s executives relating to the audit work.

• Assessment of the auditor’s performance

•  Performed an evaluation of the external auditor and how it has contributed to the integrity of the financial information. In this evaluation, our committee was informed by the auditor and also analysed the results of any inspections carried out by the regulators on PwC, concluding that it did not observe threats to its independence as external auditor.

Duties	Actions taken by the audit committee
Independence
PwC’s remuneration for audit and non- audit services	• Monitored the remuneration of PwC; the fees for the audit and non-audit services provided to the Group that were as follows:
	EUR million
		2018	2017	2016
	Audits	90.0	88.1	73.7
	Audit-related services	6.5	6.7	7.2
	Tax advisory services	0.9	1.3	0.9
	Other services	3.4	3.1	3.6
	Total	100.8	99.2	85.4

The 'Audits' heading includes fees paid for auditing the annual consolidated financial statements of Banco Santander and its Group; the consolidated financial statements on Form 20-F filed in the SEC; internal control audit (SOX) for those required entities; the audit of financial statements of the Bank for the Brazilian regulator; and the regulatory reports required from the auditor corresponding to the different locations of the Group.

The 'Audit-related services' refer to aspects such as the issuance of comfort letters and other services required by other regulations in relation to aspects such as, for example, securitisation and other services provided by the external auditor.

The amount of fees paid for non-audit works and the percentage they represent of all fees invoiced to the Bank and/or its group is as follows:

	Company		Group companies	Total
	Amount of non-audit work (EUR thousand)	585	3,665	4,250
	Amount of non-audit work as a % amount of audit work	0.6%	3.6%	4.2%
	In 2018, the Group commissioned services from audit firms other than PwC in the amount of EUR 173.9 million (115.6 and 127.9 EUR million in 2017 and 2016, respectively).
• Non-audit services. Assess threats to the independence and the safeguard measures

•  Reviewed and updated the internal policy of the approval of non-audit services.

•  Reviewed services rendered by PwC, and verified its independence. For these purposes:

•  Verified that all services rendered by the Group’s auditor, including audit and audit-related services, tax advisory services and other services detailed in the section above, meet the independence requirements set out in the applicable regulation.

•  Verified the ratio of fees received during the year for non-audit and audit-related services to total fees received by the auditor for all services provided to the Group, with this ratio for 2018 standing at 4.2%.

•  Average fees paid to auditors in 2018 for non-audit and related services account for 15% of total fees paid as a benchmark according to available information on the leading listed companies in Spain.

•  Verified the ratio of fees paid for all items relating to the services provided to the Group to total fees generated by PwC firm in 2018. Group’s total fees paid are less than 0.3% of PwC’s total revenue in the world.

•  Reviewed the banking transactions performed with companies related to PwC, concluding that no transactions have been carried out that compromise PwC’s independence.

• External auditor independence report	• After considering the information detailed above, the committee issued the 'Report on the independence of the external auditor'.
Re-election of the external auditor
• Re-election of the external auditor	• Submitted to the board of directors the proposal to re-elect PwC as external auditors for 2019. The board submitted PwC’s re-election proposal as the Bank’s external auditors to our 2019 AGM.

Duties	Actions taken by the audit committee
Internal audit function
• Assess the performance of internal audit function

•  Supervised the Internal Audit function and ensured its independence and efficacy throughout 2018.

•  Reported on the progress of the internal audit plan, allowing the committee to have and exhaustive control on Internal Audit recommendations and ratings of the different units and divisions.

•  Representatives of the Internal Audit division attended 11 of 13 meetings held by the audit committee in 2018, one of them only with the chief audit executive without the presence of other executives or the external auditor.

•  Proposed the budget of Internal Audit function for 2019, ensuring that it has the material and human resources necessary to carry out its function.

•  Reviewed the annual audit plan for 2019 and submitted it to the board for approval.

•  Received regular information of the internal audit activities carried out in 2018.

•  Reviewed the application of the measures included in the strategic internal audit plan for the 2016-2018 period.

•  Reviewed and was informed about internal audit function, methodologies, ratings, recommendations and main conclusions of the internal audit work in other units and geographies.

•  Assessed the adequacy and effectiveness of the function when performing its mission, as well as the chief audit executive’s performance in 2018, which was reported to the remuneration committee and to the board in order to establish their variable remuneration.

Internal control systems
• Monitor the efficacy of internal control systems

•  Received information of the process of evaluating and certifying the Group’s internal control model (ICM) for 2017 and the conclusions on its effectiveness. No material weaknesses were detected at Group level in accordance with this annual evaluation process.

•  Reviewed the effectiveness of the Bank’s internal controls on the generation of financial information contained in the Group’s consolidated annual report filed in the US (Form 20-F) for 2017, as required by the Sarbanes-Oxley Act, concluding that, in its opinion, the Group maintained effective internal control over said financial information, in all material aspects.

• Whistleblowing channel

•  Received information from the Compliance & Conduct area about the activity of the whistleblowing channel and the irregularities committees existing in the Group for these purposes specially in regard to issues relating to questionable financial and accounting practices and the process of generating financial information, auditing and internal controls, verifying that in 2018 there was not any claim about this issues filed through these channels.

• Coordination with Risk

•  Joint meetings with board risk supervision, regulation and compliance committee in order to share information regarding IFRS9, IT and obsolescence risk, whistleblowing, policy on outsourcing of services and other matters.

• Communications with regulators and supervisors	• Submitted to CNMV information requested about the compliance with the obligations related to the composition, functions and operating of the audit committee.
Related-party and corporate transactions
• Creation of special-purpose vehicles or entities in countries considered tax havens

•  Received the justification of the establishment of a new company in Jersey and separate the activity in Jersey and isle of Man from the so-called Ring Fenced Bank to comply with the banking reform in UK. Finally, this company in Jersey was incorporated but it remains inactive. The committee was informed that the business in Jersey and the Isle of Man will remain within the Group in the UK, although outside Santander UK.

• Approval of related party transactions

•  Reviewed the transactions that the Bank carried out with related parties, and ensured that they were made under the terms envisaged by law and in the Rules and regulations of the board and did not require approval from the governing bodies; otherwise, approval was duly obtained following a favourable report issued by the committee, once the agreed consideration and other terms and conditions were found to be within market parameters. No member of the board of directors, direct or indirectly, has carried out any significant transactions or any transaction on non-customary market conditions with the Bank. The committee has examined the information regarding related party transactions in the financial statements. See section 4.8 'Related-party transactions and conflicts of interest'.

• Transactions involving structural or corporate modifications

•  Reviewed the transactions involving structural or corporate modifications planned by the Group during 2018 previously to the submission to the board of directors, analysing their economic conditions and the accounting impact. Among others, the committee reviewed the absorbtion of Banco Popular and the effectiveness of the Bank’s internal controls concerning its integration.

Duties	Actions taken by the audit committee
Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Ms Belén Romana, acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the audit committee.
• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the audit committee held 13 meetings. In section 4.3 'Board and committees attendance' provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately 10 hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the audit committee.

In 2018, the committee successfully addressed all the challenges put forward for the year and identified in the 2017 activities report, especially regarding coordination with the risk supervision, regulation and compliance committee in supervising the execution of the internal audit plan which has provided a holistic view of the key internal audit risks, internal audit methodologies, ratings, recommendations and main conclusions of the internal audit work in the most relevant units.

Further, the regular meetings held by the chairman of the Group audit committee with the chairmen of the audit committees of the different subsidiaries in main geographies during the second half of the year provided their coordination and the agreement on key issues, and also allowed sharing an overview of regulatory matters and new regulations, applied across the Group’s main geographies.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting and advising the board. This was demonstrated through holding, an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which enhanced the quality of debate among members and sound decision-making.

2019 priorities

The committee’s self-assessment exercise identified the following priorities for 2019:

•Ongoing focus on the size and composition of the committee, particularly in connection with necessary accounting, financial, risk management and audit expertise to guarantee its effectiveness.

•Continue working on coordination with units and Group divisions, implementing information sharing mechanisms on a regular basis.

•Build up a holistic of certain key topics using ‘white books’ to ensure proper oversight and monitor the activities of units and divisions taking into account the recommendations provided by Internal Audit.

•Monitor the implementation of IFRS9, made in 2018, analysing the impact of the new standard and the Bank’s adaptation process, in order to reduce implementation costs and compliance risk.

4.5 Appointments committee activities in 2018

This section constitutes the appointments committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in 'Redesigned corporate governance report' in section 1. This report was prepared by the appointments committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Bruce Carnegie-Brown	Independent
	Ms Sol Daurella Comadrán	Independent
Members	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Mr Carlos Fernández González	Independent
Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's mission.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees, either present or represented, and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the appointments committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the Appointments Committee
Appointments and removal of directors and committee members
• Selection and succession policy and renewal of the board and its committees

•  Updated the policy for the selection, suitability assessment and succession of directors in accordance with EBA and ESMA guidelines on suitability, assessment for directors and the ECB Guide to fit and proper assessments.

•  Ensured that the procedures for selecting board members guaranteed the individual and collective training of directors, fostering diversity of gender, experience and knowledge and, in partnership with an external firm, conducted the relevant analysis of the necessary competencies and skills for the position, and assessing the time and dedication required to properly perform the role.

•  Also assessed the composition of the board committees to ensure continuity of appropriate skillset and experience, overall stability and appropriate distribution for the better development of their duties.

• Appointment, re-election, ratification and removal of directors, and committee members

•  Analysed the candidates presented, as well as their credentials, and assessed their skills and suitability for the position.

•  Took note of the resignation of Mr Juan Miguel Villar Mir as director, once his tenure expired, after requesting not to be proposed for re-election at the last AGM.

•  In 2018 Mr Álvaro Cardoso de Souza was appointed, Mr Ramiro Mato was ratified, and Mr Carlos Fernández, Mr Ignacio Benjumea, Mr Guillermo de la Dehesa, Ms Sol Daurella, and Ms Homaira Akbari were re-elected. All these appointment, ratification and re-election were proposed to the board by the appointments committee.

•  Submitted a proposal to the board regarding changes in the composition of the board committees, to further strengthen their performance and support to the board in their respective areas, according to the best international practices and our internal Rules and regulations of the board (for more information see 'Board committees' in section 1.1).

•  Approved, upon completion of one year of their term of office and in accordance with the Bylaws, the re-election of members of the Santander Group’s international advisory board (for more information see 'International advisory board' in section 4.3).

•  In 2018, our appointments committee examined the overall composition and skills of our board of directors and board committees to ensure that they are appropriate. The committee identified, utilising the skills matrix, the desired areas of expertise and experience profiles for recruitment which informed the selection process. The committee proposed Mr Álvaro Cardoso de Souza’s appointment as member of the board who has further strengthened the board’s international diversity, specifically in relation to Latin America / Brazil.

Succession plan
• Succession plan for executive directors and senior management

•  Continued the regular review of talent and succession plans from executive directors and senior management of the Group to ensure that they are oriented to have, at all times, sufficiently qualified personnel to allow the execution of Group´s strategic plans without interruption, safe-guard business continuity and avoid any relevant functions not being take care of. This involves identifying possible replacements for key positions, in order to provide them with appropriate training and capabilities in advance.

Verification of the status of directors
• Annual verification of the status of directors

•  Verified the classifications of each director (as executive, independent and other external) and submitted its proposal to the board of directors for the purpose of its confirmation or review at the AGM and in the annual corporate governance report. See section 4.2. 'Board composition'.

•  When assessing the independence directors, the committee has verified that there is no significant business relationship between Santander Group and the companies in which they are, or have previously been, significant shareholders or directors and, in particular, with regard to the financing granted by the Santander Group to these companies. In all cases, the committee concluded that the existent relationships were not significant, among other reasons, as the business relationships: (i) do not generate a situation of economic dependence in the relevant companies in view of the substitutability of this financing for other sources of funding, either bank-based financing or other, (ii) are aligned with the market share of Santander Group within the relevant market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions as reference: e.g. NYSE, Nasdaq and Canada’s Bank Act.

Duties	Actions taken by the Appointments Committee
Periodic assessment
• Annual suitability assessment of directors and key functions holders

•  Assessed the suitability of the members of the board, the senior management, those responsible for internal control functions and those holding key positions for the conduct of the Group’s banking business, ensuring that they demonstrate commercial and professional integrity, and have suitable knowledge and experience to perform their duties. Likewise, the committee concluded that the members of the board are capable of carrying out good governance of the Bank, and have capacity to make independent and autonomous decisions for the Group´s benefit.

•  Verified that the Bank had not been informed by any director of any circumstances that, in its opinion and in opinion of the board would have justified their dismissal as a member of the board of directors of the Bank.

• Potential conflicts of interest and other directors´professionals activities

•  Examined the information provided by the directors regarding other professional activities or positions to which they had been proposed concluding that such obligations did not interfere with the dedication required as Bank’s directors and that they were not involved in potential conflicts of interest that could affect the performance of their duties.

• Board self-assessment process

•  In coordination with the executive chairman, the 2018 self-assessment was performed internally, without the assistance of an external expert. The scope of the assessment included the board and all its committees, as well as the executive chairman, the chief executive officer, the lead director, the secretary and each director. See 'Self-assessment of the board' in section 4.3.

•  Updated and submitted the board skills and diversity matrix to the board of directors for approval. See section 4.2. 'Board skills and diversity matrix'.

Senior management
• Assessment of senior executive vice chairman and other key positions

•  The committee issued favourable opinions, among others, regarding the following appointments, agreed by the board of directors:

•  Mr Dirk Marzluf as the new head of the Group’s Technology and Operations Division, replacing Mr Andreu Plaza.

•  Mr Keiran Foad as the new chief risk officer (CRO) replacing Mr José María Nus Badía.

•  In addition, the committee reported favourably on the appointment of directors and members of senior management of the main subsidiaries of the Santander Group.

• Simplification and homogenization of senior management positions

•  Informed favourably on and submitted to the board to replace the previous management titles ('director general', 'director general adjunto', 'subdirector general' and 'subdirector general adjunto') with new titles common throughout the Group, according to international standards and practices (at a corporate level: Group senior executive vice-president, Group executive vice-president and Group vice-president, and, at a subsidiary level: senior executive vice-president, executive vice-president and vice-president)

Internal Governance
• Oversee internal governance including Group subsidiary governance

•  Assessed the suitability of a number of appointments and/or re-elections to Group’s subsidiaries subject to the Group’s appointments and suitability procedure.

•  Reviewed and updated the key board policies in accordance with the EBA guidelines on Internal Governance such as: suitability, induction, knowledge and development, and conflict of interest policies, and approval of an action plan for improvements.

•  The committee verified the monitoring of guidelines of the subsidiaries with the Group - subsidiary governance model in relation to the board and board committees of structure of the subsidiaries and their duties in line with best practices.

•  Proposed and approved the appointment of lead Group-nominated directors to ensure that those persons representing the significant shareholder on subsidiary boards are suitable and fully aware of their duties and responsibilities.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the appointments committee.
• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the appointments committee held 13 meetings. Section 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately four hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the appointments committee.

In 2018, the committee successfully addressed all the challenges put forward for the year and identified in the 2017 activities report. In particular, confirmed its leadership role in the proper composition of the board of directors achieving a broader geographical diversity as a result of the incorporation of Mr Alvaro Cardoso de Souza in 2018 and reviewing also its own composition avoiding the identity of its members with those of the remuneration committee, in line with the best practices.

The self-assessment process positively rated both the composition of the committee and the very high degree of dedication among its members, as well as the chairman’s leadership. The frequency and duration of its meetings were also found to be appropriate for its proper functioning and for the performance of their duties and that sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

2019 priorities

•Cultural transformation: continue working on the Bank’s cultural transformation, ensuring the attraction and retention of the appropriate talent to cover the future needs of the business.

•Diversity: continue working to strive towards gender balance and broader diversity in the Group board and the rest of the organisation.

•Corporate and subsidiary governance: driving the continuous improvement of corporate governance across the Group, focusing on the effective functioning of board of directors with the support of the board committees and the proper oversight and control of subsidiary transactions. Review trends, and best governance practices in corporate governance.

•Succession planning: regular review of succession plans of members of the board and senior management, relating to current and future strategy and potential challenges the business may face.

4.6 Remuneration committee activities for 2018

This section constitutes the remuneration committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in 'Redesigned corporate governance report' in section 1. This report has been prepared by the remuneration committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Bruce Carnegie-Brown	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
Members	Ms Sol Daurella Comadrán	Independent
	Mr Guillermo de la Dehesa Romero	Other external (neither proprietary nor independent)
	Ms Carlos Fernández González	Independent
Secretary	Mr Jaime Pérez Renovales

Our board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's mission.

For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in 4.2.

There have been no changes in the composition of the committee during 2018.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the remuneration committee’s activities in 2018, classified in accordance with the committee’s basic functions.

Duties	Action taken by the Remuneration Committee
Remuneration of directors
• Individual remuneration of directors in their capacity as such

•  Analysed the individual remuneration of directors in their capacity as such based on the positions held by the directors on the collective decision-making body, membership on and attendance at the various committees, and any other objective circumstances evaluated by the board. Submission of a proposal to the board for remuneration of the new members of the responsible banking, sustainability and culture and also to increase the remuneration of members of the board as members of the board (+2.5%) in 2018 and the annual amount for the chairman of the audit and risk committees (from EUR 50 thousand to EUR 70 thousand). The rest of the remuneration components remained unchanged.

• Benefit scheme

•  The Remuneration Policy mentioned above provided for the elimination in 2018 of the supplemental benefit scheme for the contingencies of death and permanent disability while in office of serving directors provided for in the contracts of the chairman and the CEO, attributing to them an exceptional, non-cumulative supplement to the fixed remuneration. This change did not involve an increased cost to the Bank and eliminated the risk of the cost of this benefit rising in the future, completing the process of reducing risks from pension commitments (derisking).

• Individual fixed remuneration for executive directors

•  Submitted a proposal to the board to maintain the same gross salary for the executive chairman and CEO in 2018 as in 2017, with an increase equivalent to the reduction of fixed pension contributions, without the total compensation being increased as a result of this change, as well as a proposal to increase the gross annual salary of Mr Rodrigo Echenique in consideration of the new responsibilities he assumed in relation to the integration of Banco Popular into the Santander Group.

•  Proposed to the board to maintain the gross annual salary for executive directors in 2019 as in the prior year.

• Individual variable remuneration for executive directors

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM, for the approval of a maximum level of variable remuneration up to 200% of the fixed component for executive directors and persons belonging to categories of staff whose professional activities (excluding control functions) have a material impact on the risk profile of the Group (the 'Identified Staff' or 'Material Risk Takers').

•  Determined the annual variable remuneration for 2017 payable immediately and the deferred amounts, part of which are established as a maximum and are conditioned to compliance with long term objectives established for executive directors, to be approved by the board, taking into account the directors´ remuneration policy, based on the individual level of achievement of the annual performance targets and the weightings previously established by the board, and the application of the corresponding targets, scales and weightings.

•  As part of the directors´ remuneration policy, the committee submitted a proposal for the annual performance indicators and targets to be used for the calculation of the annual variable remuneration for 2019, to be approved by the board. In addition, for submission to the board, establishing the achievement scales for annual and multi-year performance targets and their associated weightings.

• Share plans

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM regarding the approval of the application of remuneration plans involving the delivery of shares or share options (deferred multiyear targets variable remuneration plan, deferred and conditional variable remuneration plan, application of the Group’s buy-out policy and plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the UK).

• Propose the directors´ remuneration policy to the board

•  A proposal was submitted to the board, for subsequent submission to a binding vote at the 2018 AGM, regarding the approval of the directors´ remuneration policy for 2018, 2019 and 2020, and the committee issued the required explanatory Report regarding the directors' remuneration policy.

Duties	Action taken by the Remuneration Committee
• Propose the annual directors´ remuneration Report to the board

•  Submitted of a proposal to the board, for subsequent submission to a consultative vote at the 2018 AGM, regarding the annual directors’ remuneration report.

•  The committee assisted the board of directors in supervising compliance with the director remuneration policy.

•  The committee was informed by the lead independent director about the contacts with key shareholders and proxy advisors on remuneration issues for executive directors.

•  Celebrated four joint sessions with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting and being compatible with adequate and effective risk management.

Remuneration of non-director members of senior management
• Remuneration policy for senior executive vice presidents and other members of senior management

•  Established the basic terms of the contracts and remuneration for members of senior management in terms of their fixed and variable annual remuneration, submitting to the board the corresponding proposals for approval.

•  Established the annual variable remuneration for 2017 payable immediately and the deferred remuneration of members of senior management to be approved by the board, based on the individual level of achievement of the annual performance targets and their weightings as previously established by the board, and the application of the corresponding targets, scales and weightings.

•  Established of the annual performance indicators to be used for the calculation of variable remuneration for 2019 to be approved by the board, and with the cooperation of the human resources committee, and establishment, for submission to the board, the achievement scales for the annual and multi-year performance targets and weightings.

Remuneration of other executives whose activities may have a significant impact on the Group’s assumption of risks
• Remuneration for other executives who, although not members of senior management, are identified staff

•  Established the key elements of the remuneration of ‘identified staff’.

•  Reviewed and updated the composition of the identified staff in order to identify the persons within the Group who fall within the parameters established for being included in such group.

•  Submitted a proposal to the board, for subsequent submission to the 2018 AGM, regarding the approval of a maximum level of variable remuneration up to 200% of the fixed component for certain Group employees belonging to categories of staff whose professional activities have a material impact on the risk profile of the Bank or the Group.

• Assist the board of directors in supervising compliance with director remuneration policies

•  Reviewed the remuneration programmes to ensure they are up-to-date, giving weight to their adaptation and performance; ensuring that directors’ remuneration is appropriate taking into account the Bank’s results, culture and risk appetite; and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting adequate and being compatible with and effective risk management.

•  The committee informed the board of the content of the report issued by an external consultant assessing the remuneration policy, in application of the provisions of Law 10/2014, which establishes that the remuneration policy of credit institutions will be subject, at least once a year, to a central and independent internal evaluation, in order to verify whether the remuneration guidelines and procedures adopted by the board of directors in its supervisory function have been complied with.

•  Assisted the board in its supervision of the compliance with the remuneration policy for the directors and other members of the identified staff, as well as with any other Group's remuneration policies.

•  Monitored the gender pay reporting analysis and identified the areas for improvement.

•  Verified the independence of the external consultants contracted to assist the committee in the performance of its duties.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the committee during 2017.
• Corporate documentation for 2017

•  Drafted the report of the committee for the year 2017 an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the remuneration committee held 11 meetings. Section 4.3, 'Board and committees attendance' provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately four hours per meeting, with the chairman estimated to have spent, approximately, double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness during 2018 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the remuneration committee.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting, informing, proposing and advising the board. This was demonstrated to holding an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

In 2018 the remuneration committee followed up on all organisational actions and improvements that were launched as a result of the effectiveness assessment carried out in 2017.

The committee has continued to monitor the gender pay reporting analysis and to identify areas of improvement. The committee is conscious that any unjustified gender imbalances that may be identified within the organization must be fought. In addition, the committee continued with its work in identifying areas for potential improvement in the various Group units.

The committee has celebrated joint sessions with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity that do not incentivise assuming risks that exceed the level tolerated by the Bank and are consistent with the approved risk strategy of the Bank.

Report regarding the director remuneration policy

As provided for under section 2 of article 529 novodecies of the Spanish Companies Act, the remuneration committee issues this report regarding the director remuneration policy for 2019, 2020 and 2021 that the board of directors intends to submit to binding approval of the shareholders at the coming AGM as a separate item of the agenda and which is an integral part of this report. See section 6.4 'Director remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders'.

Considering the analysis made in the context of the elaboration of the 2018 annual report on director remuneration and its continuous supervision task in relation to remuneration policies, the remuneration committee is of the opinion that the director remuneration policy for 2019, 2020 and 2021, which is expected to be submitted to the shareholders vote and is included in section 6.4 below, conforms to the principles of the Bank’s remuneration policy and to the by-law mandated remuneration system.

2019 Priorities

• Intragroup coordination: coordination with the remuneration committees of the Group subsidiaries is a priority, to monitor the adequate implementation and application of the corporate policies regarding remuneration.

• Gender pay gap: The committee will continue working in analysing pay gaps that may exist due to gender or other factors, adopting solutions for unjustified imbalances when detected.

• Effective compensation: ongoing focus on shaping compensation structures and schemes to reflect the Bank’s culture and continue driving these towards meritocracy and the corporate values. Review the Bank’s remuneration policies to ensure that they are aligned with international best practices, and that they foster talent attraction and retention.

4.7 Risk supervision, regulation and compliance committee activities in 2018

This section constitutes the risk supervision, regulation and compliance committee report that in previous years was issued separately and that is now provided as part of the annual corporate governance report as discussed in 'Redesigned corporate governance report' in section 1. This report was prepared by the risk supervision, regulation and compliance committee on 25 February 2019 and approved by the board of directors on 26 February 2019.

Composition

Composition		Category
Chairman	Mr Álvaro Cardoso de Souza	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external (neither proprietary nor independent)
MembersA	Ms Esther Giménez Salinas i Colomer	Independent
	Mr Ramiro Mato García-Ansorena	Independent
	Ms Belén Romana García	Independent
Secretary	Mr Jaime Pérez Renovales

A. Mr Bruce Carnegie-Brown ceased as member of the committee on 1 January 2019.

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.

For further information the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in 4.2.

How the committee works

Our appointments committee holds its meetings in accordance with an annual calendar, which includes at least four meetings, and there is an annual work plan of issues to be discussed by the committee.

Meetings of the committee shall be validly held with the attendance, either present or represented, of more than half of its members, who may designate another member as proxy. Resolutions are passed by a majority vote of the attendees and the chairman has the casting vote in the event of a tie.

Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.

The committee has the power to require executives to attend its meetings, by invitation from the chairman of the committee to attend under the terms established by the committee.

The post of secretary to the committee corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, the committee.

The committee may contract legal, accounting or financial advisers or other experts, at the Bank´s expense to assist in the exercise of its functions.

Without prejudice to the fact that the committee chairman reports on the content of its meetings and its activities at each of the board of directors meetings held, all documentation distributed for its meetings and the minutes thereof are made available to all directors.

Duties and activities in 2018

This section contains a summary of the risk supervision, regulation and compliance committee’s activities in 2018, classified in accordance with the committee’s basic duties.

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
Risk
• Assist the board in (i) defining the Group’s risk policies, (ii) determining the risk appetite strategy and culture and (iii) supervising their alignment with the Group’s corporate values

• The committee carried out an overview of the Group’s risks, and specific analyses by unit and risk type, and assessed proposals, and assessed issues and projects relating to risk management and control.

• Established and proposed to the board the approval of the risk appetite (risk appetite framework or RAF and the risk appetite statement), including proposals for new metrics. Reviewed on a quarterly basis the compliance with the limits.

• Received information about matters relating to the proper management and control of risks within the Group, most notably the Risk Identification and Assessment (RIA), the Risk Control Self-Assessment (RCSA), one of the main tools for controlling these risks.

• Received regular updates on the main risks affecting the different (e.g. Brexit, ring fencing, hyperinflation and devaluation in Argentina) business units and subsidiaries. The chairmen of the committee and of the risk committees of the different main global businesses and geographies of the Group held a risk convention to obtain a holistic view of the risks within the Group.

• Monitored risks derived from technological obsolescence and related to cybersecurity, including data leakage, incident and vulnerability detection, patch management, network security and access control, amongst others. The committee was informed on the status of the main IT development and projects. Oversight was coordinated with the innovation and technology board committee, with which one joint session was held.

• Supervised the different risks associated with the main corporate transactions analysed by the Bank and the different mitigating measures proposed to address them. In particular, it monitored the risks associated with the integration of Banco Popular in Spain and Portugal.

• The Group chief financial officer (CFO) submitted the 2018 Recovery Plan to the committee, assessing the Group’s resilience in scenarios of severe stress. The plan was submitted to the board of directors for approval.

• Supervised and submitted for approval to the board of directors the risk strategy.

• Supervised the alignment of the risk strategy with the 3-year strategic financial plan, P-21 (from 2019 to 2021), which covers, in qualitative terms and for the entire Group, the priorities and projects for the next three years and, in quantitative terms, a financial plan for that period.

• Joint meetings with board audit committee in order to share information regarding IFRS9, cybersecurity and obsolescence risk, whistleblowing,policy on outsourcing of services and other matters.

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
• Assess the activity linked to Risk Management and Control

• Ensured that the pricing policy for the assets, liabilities and services offered to customers fully takes into consideration the business model and appetite and risk strategy of the Bank.

• Ascertained the risks resulting from the macroeconomic environment and economic cycles pertaining to the activities of the Bank and its Group.

• Reviewed the main exposures of the Group with customers, economic sectors, geographical areas and types of risk.

• Supported and assisted the board in conducting stress tests of the Bank. In particular, it assessed the scenarios and assumptions to be used in such tests, analysing the results and the measures proposed by the Risk function as a result.

• Supervise the Risk function

• Ensured the independence and efficacy of the Risk function and that material and human resources were duly provided.

• Assessed the Risk function and the performance of the Chief risk officer (CRO) and shared its assessment to the remuneration committee and the board, in order to establish the variable remuneration payable to him.

• Collaboration to establish rational remuneration policies and practices

• Examined in conjunction with the remuneration committee whether the incentives policy envisaged in the remuneration scheme takes into account risk, capital, liquidity and the probability of profit.

• Analysed in conjunction with the remuneration committee, the factors used to determine the ex-ante risk adjustment of the total variable remuneration assigned to the units, based on how previously assessed risks actually materialised.

Capital and liquidity
• Assist the board in approving the capital and liquidity strategies and supervise their implementation

• Reviewed the annual capital self-assessment report (ICAAP) prepared by the Finance and Risks divisions in accordance with industry best practices and supervisory guidelines and submitted this report to the board for approval. Moreover, a capital plan was drawn up in accordance with the scenarios envisaged over a three-year time frame.

• Endorsed the Pillar III disclosures report, which was submitted to and finally approved by the board. The report describes various aspects of the Group’s management of capital and of risk and provides an overview of the function and management of capital; base capital and prescribed capital requirements; policies for managing the various risks undertaken by the Bank from the standpoint of capital consumption; composition of the Group’s portfolio and its credit quality, measured in terms of capital and the roll-out of advanced internal models.

• Assessed the liquidity plan (ILAAP), developed in the context of the Group’s business model and submitted for approval by the board.

Compliance and conduct
• Supervise the Compliance and Conduct function

• Monitored the implementation of the compliance programs and the Target Operating Model (TOM) across the Group.

• The Group Chief compliance officer (CCO) attended to all committee sessions (thirteen) in 2018 to report on matters under her responsibility, including the four joint sessions held in 2018 with the audit committee, the remuneration committee and the innovation and technology committee.

• Ensured the independence and efficacy of the Compliance function.

• Assessed the Compliance function (including the analysis of the function’s staffing to ensure that the function has the physical and human resources needed for the performance of its work) and the performance of the CCO and shared it with to the remuneration committee and the board in order to establish her variable remuneration.

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
• Supervise the efficacy of the Compliance policy, the General Code of Conduct, anti-money laundering and terrorist financing manuals, and all other sector codes and rules

• Assessed the operation of the corporate defence model and its efficacy in preventing or mitigating criminal offences.

• Monitored the compliance with regulatory requirements regarding:

• The implementation of GDPR throughout the year within the Group; analysed the main risks and mitigation plans.

• The implementation of MiFID II throughout the year.

• Monitored and assessed new regulations affecting the Group´s activity in the different jurisdictions.

• Monitored key strategies and initiatives for enhancing AML management in the medium term through the application of innovative technologies.

• Received an external expert’s report in line with legal obligations on the prevention of money laundering in relation to Spain entities.

• Regulatory compliance reported:

• Volcker's compliance programme and the results of the Group's certification.

• The global supervision model of market abuse at the Group, highlighting its maturity, endorsed by Internal Audit.

• The Bank’s treasury share trading, which complied with the applicable regulations.

• Product governance and consumer protection

• Reviewed and submitted to the board the annual report from the Group's customer services department, explaining its activities in 2017.

• Received information about the progress of the local action plans regarding internal sales force remuneration in the Group and an overview of an initial assessment of the external sales force regarding their potential conduct risk impact.

• Received an update on the status of customers’ complaints in the first half of 2018 and action plans in place to address any deficiencies and detriment to customers identified.

• Received information on some of the conclusions reached from the activities carried out by the product governance and consumer protection unit.

• Supervise the whistleblower channels

• Supervised the activity of the whistleblowing channel that allows Group employees to confidentially and anonymously report any breaches of external or internal rules, and submitted the conclusions achieved to the audit committee.

• Reviewed and reported the measures taken in the different countries to promote the use of whistleblower channels and their results, in accordance with the request by the board of directors.

• The Culture and Regulatory Compliance functions developed a joint proposal to create a single channel model for reporting violations of the General Code of Conduct and behaviours contrary to the values of Simple, Personal and Fair.

• Communications received from supervisors and regulators

• Received monthly reports on the most relevant communications received from supervisory bodies in the area of compliance and conduct, and supervised the implementation of the associated actions and measures approved.

Governance
• Corporate governance and internal governance

• The committee assessed the suitability of the Bank’s corporate governance system, concluding that the board fulfils its mission of promoting social interest and takes stakeholders’ interests into account, thereby reporting favourably the content of the corporate governance report.

• Received information on the meetings held with institutional investors to explain the main initiatives implemented by the board in the area of corporate governance.

• Reported favourably on the corporate governance annual report.

• Reported favourably on the proposed amendments to the Rules and regulations of the board prior to its approval by the board.

Duties	Actions taken by the Risk Supervision, Regulation and Compliance Committee
Regulations and relations with supervisors
• Regulation and relations with supervisors

• Monitored reports on the main issues raised up by supervisors, the status of the action plans associated with these issues and those responsible for their implementation.

• Received information about the priorities published by the European Central Bank that will guide the Single Supervisory Mechanism (SSM). Likewise, the committee was informed about the results of the Supervisory Review and Evaluation Process (SREP) carried out by the ECB and about other regulatory updates.

• Received from periodic information about the macroeconomic environment and economic and political performance and the outlook in various countries, as well as with regard to the main regulatory principles, new regulations and matters being debated in the financial sector that could affect the Group’s activity, in addition to its position in connection with these.

• The committee was informed about the updates in relation to the new interbank offered rates (IBORS) based on alternative risk-free rates, which are being developed by the supervisors of the main jurisdictions.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information

• At our 2018 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman at that moment, reported to the shareholders on the matters and activities within the purview of the appointments committee.

• Corporate documentation for 2017

• Drafted the activities report of the committee for the year 2017, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions

• entrusted to it, and the priorities for 2018 identified following the self-assessment carried out by our board and its committees.

Time devoted to each task

In 2018, the risk, supervision regulation and compliance committee held 13 meetings. In section 4.3 'Board and committees attendance' provides information on the attendance of committee members at those meetings.

The average estimated time dedicated by each member of the committee to preparing for and participating in meetings held in 2018 was approximately 10 hours per meeting, with the chairman estimated to have spent double that time per meeting.

Annual assessment of the functioning and performance of the committee and fulfilment of the goals set for 2018

The committee’s effectiveness was considered as part of the overall internal assessment of board effectiveness carried out internally in 2018. The committee considered the findings and suggested actions resulting from the review and related to the risk, supervision regulation and compliance committee.

As a result of this assessment, it was concluded that the committee effectively performed its functions of supporting and advising the board. This was demonstrated to holding an appropriate number of meetings, for which sufficient and accurate documentation was provided on the topics discussed, the proper presentation of which strengthened the quality of the debates among members and sound decision-making.

In 2018, our risk supervision, regulation and compliance committee followed up on all organisational actions and improvements that were launched as a result of the assessment carried out in 2017:

• It continued its collaboration with the innovation and technology board committee, holding joint meetings to allow coordinated oversight of technology and cybersecurity risk, ensuring the provision of necessary resources.

• It consolidated its function of supporting and assisting to the board as a committee specialised in the control and supervision of the Risks and Compliance functions, increasing its collaboration with the audit committee in the supervision of internal audit activities; and;

• It strengthened its relationship with the risk supervision, regulation and compliance committees of the main subsidiaries of the Group, through continuous communication and sharing of best practices, among the chairman of these committees.

2019 Priorities

The committee has identified the following priorities for 2019:

• Ongoing focus on material risks and the potential impact of their outcomes and continuous analysis of the macroeconomic environment and early warning indicators.

• Ensuring the proper coordination with other board committees, including, among others, the responsible banking, sustainability and culture committee, the remuneration committee and the audit committee, and that they are aware of the work of the committee and how it relates to their respective responsibilities.

• Oversight of transformational projects (regulatory and non regulatory).

4.8 Related-party transactions and conflicts of interest

Related-party transactions

Directors, senior management and significant shareholders This subsection includes the report on related-party transactions referred to in recommendation six of the Good Governance Code of Spanish Listed Companies.

In accordance with the Rules and regulations of the board, the board of directors shall examine any transactions that the Bank or Group companies carry out with directors, with shareholders that own, whether individually or together with others, a significant interest, including shareholders represented on the board of directors of the Bank or of other Group companies, or with persons related to them.

These transactions require the authorisation of the board, following a favourable report from the audit committee, except where the law provides that the approval corresponds to the GSM. Exceptionally, when so advised for reasons of urgency, related-party transactions may be authorised by the executive committee, with subsequent ratification by the board.

Such transactions shall be evaluated in the light of the principle of equal treatment and in view of market conditions.

Authorisation of the board shall not be required, however, for transactions that simultaneously meet the following three conditions:

• They are carried out under contracts with basically standard terms that customarily apply to the customers contracting for the type of product or service in question.

• They are entered into prices or rates generally established by the party acting as supplier of the goods or service in question or, if the transactions concern goods or services for which no rates are established under arm’s length conditions, similar to those applied to commercial relationships with customers having similar characteristics.

• The amount thereof does not exceed 1% of the Bank’s annual income.

During 2018, no member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees therein, are directors, members of senior management or significant shareholders, to the best knowledge, has entered with the Bank into any significant transactions or under conditions which were not market conditions.

The audit committee has verified that all transactions completed with related parties during the year were fully compliant with the abovementioned conditions in order not to require approval from the governing bodies as mentioned in the audit committee activities report in section 4.4. 'Audit committee activities in 2 018'.

Group direct risks regarding the Bank's directors and members of senior management as of 31 December 2018 in the form of loans and credits and guarantees provided in the ordinary course of business, are shown in note 5.f of the 'consolidated financial statements'. Their conditions are equivalent to those made under market conditions or the corresponding remuneration in kind has been attributed.

In addition, the Bank also has a policy for the authorization of loans, credits, loans and guarantees to directors and members of senior management that contains the procedure established for the authorization and formalization of risk transactions of which they or their related parties are beneficiaries.

The policy includes general rules on maximum borrowing levels, interest rates and other conditions applicable in similar terms to those applicable to the rest of employees.

According to the mentioned policy and with the regulations applicable to credit institutions, the loans, credits or guarantees to be granted to directors and senior managers of the Bank need to be authorised by the board and subsequently by the ECB. There are two exceptions:

•   Transactions subject to the conditions of a collective agreement agreed by the Bank and whose conditions are similar to the conditions of transactions granted to any Bank employee.

•   Transactions carried out under contracts whose conditions are standardised and generally applied to a large number of customers, provided that the amount granted to the beneficiary or its related parties does not exceed the amount of EUR 200,000.

Intra-group transactions

With regard to intra-group transactions, identical rules, approval bodies and procedures apply as to transactions with customers, with mechanisms in place to monitor that such transactions are under market prices and conditions.

The amounts of the transactions with other Group entities (subsidiaries, associates and multigroup entities), as well as with directors, senior management and their related parties are included in note 53 ('Related parties') in the 'consolidated financial statements' and note 47 ('Related parties') in the individual financial statements.

Conflicts of interests

The Bank has approved standards and procedures that establish the criteria for the prevention of conflicts of interest that may arise as a result of the various activities and functions carried out by the Bank, or between the Bank's interests and those of its directors and senior management.

In 2018, we have approved an internal policy on conflicts of interest that is a compilation of various binding documents that existed prior to that time, that provides the employees, directors and entities of the Group with criteria to prevent and manage any conflict of interest that may arise as a result of their activities.

Directors and senior management

Our directors must adopt the measures that are necessary to prevent situations in which their interests, whether their own or through another party, may enter into conflict with the corporate interest and their duties towards the Bank.

The duty to avoid conflicts of interest requires directors to fulfil certain obligations such as abstaining from using the Bank’s name or their capacity as directors to unduly influence private transactions, using corporate assets, including the confidential information of the Bank, for private purposes, taking advantage of business opportunities of the Bank, obtaining benefits or remuneration from third parties in connection with the holding of their position, except for those received merely as a sign of courtesy, carrying out activities, on their own behalf or on behalf of others, which actually or potentially entail effective competition with the Bank or which otherwise place them in a situation of permanent conflict with the interests of the Bank.

In any case, they must inform the board of any direct or indirect conflict of interest between their own interests or those of their related parties and those of the Bank that will be disclosed in the financial statements.

No director has communicated during the year 2018 any situation that places him in a conflict of interest with the Group. However, in 2018, there were 60 occasions in which directors abstained from participating in discussions and voting on matters at the meetings of the board of directors or of its committees. The breakdown of the 60 cases is as follows: on 26 occasions the abstention was due to proposals to appoint, re-elect or remove directors, and their appointment as members of board committees or as members of other boards at Santander Group companies; on 30 occasions the matter under consideration related to remuneration or the granting of loans or credits; on 1 occasion the matter concerned the discussion of a risk transaction involving a party related to a director; and on 3 occasions the abstention concerned the annual verification of the status and the suitability of directors.

Further, the mentioned policy of conflicts of interest and the Code of Conduct in Securities Markets to which both, the directors and the senior management of the Bank have adhered to, establishes mechanisms to detect and address conflicts of interest. These persons must present a statement to the Compliance function of the Bank detailing any relations they hold. This statement must be continuously updated. They must also notify the Compliance function of any situation in which a conflict of interest could occur owing to their relations or due to any other reason or circumstance and they shall abstain from deciding, or where applicable, voting in situations where a conflict exists and shall likewise inform about the conflict to those who are to take the respective decision.

Conflicts of interest shall be resolved by the person holding the highest responsibility for the area involved. If several areas are affected, the resolution shall be made by the most senior officer in all such areas or if none of the foregoing rules are applicable, by the person appointed by the Compliance function. In the event of any doubt, the Compliance function should be consulted.

The control mechanisms and the bodies in charge of resolving this type of situations are described in the Code of Conduct in Securities Markets, which is available on the Group’s corporate website. According to this code, and in relation to the Group’s shares and securities, neither directors, the senior management nor their related parties may: (i) carry out counter-transactions on securities of the Group within 30 days following each acquisition or sale thereof; or (ii) carry out transactions on Group securities in the one month preceding the announcement of quarterly, six-monthly or annual results until they are published

Group companies

The Bank is the only Santander Group company listed in Spain, so it is not necessary to have mechanisms in place to resolve possible conflicts of interest with subsidiaries listed in Spain.

Notwithstanding, in case of conflicts of interest that may arise between a subsidiary and the Bank, the latter as the parent company must take into account the interests of all its subsidiaries and the way such interests contribute to the long term interest of the subsidiaries and the Group as a whole. Likewise, the entities of the Santander Group must take into account the interests of the Santander Group as a whole and, consequently, also examine how decisions adopted at the subsidiary level may affect the Group.

The Bank, as the parent company of Santander Group, structures the governance of the Santander Group through a system as ruler that guarantees the existence of rules of governance and an adequate control system, as described in section 7 'Group structure and internal governance'.

5. Management team

The table below shows the profiles of the Bank’s senior management (other than the executive directors described in section 4.1 ‘Our directors’) as of 31 December 2018.

Mr Rami Aboukhair	COUNTRY HEAD – SANTANDER SPAIN

Born in 1967. He joined the Group in 2008 as a director of Santander Insurance and head of Products and Marketing. He also served as managing director of products, marketing and customers in Banco Español de Crédito, S.A. (Banesto) and as managing director and head of Retail Banking in Santander UK. In 2015 he was appointed country head for Santander Spain and in 2017 he was named CEO of Banco Popular Español, S.A. until its merger with Banco Santander, S.A. He is currently senior executive vice president and country head of Santander Spain.

Mr Enrique Álvarez	HEAD OF STRATEGY, CORPORATE DEVELOPMENT AND NEW BUSINESSES DEVELOPMENT – SANTANDER UK

Born in 1978. He joined the Group in 2015 as deputy head of strategy. He is currently senior executive vice president, and until 15 February 2019 Group head of Chairman’s Office and Strategy and global head of Insurance Network Banking and Responsible Banking. He is currently head of strategy corporate development and New Businesses Development in Santander UK. He is also a director of Open Digital Services, S.L., Santander Fintech Limited and Zurich Santander Insurance America, S.L. Previously he was a partner in McKinsey & Company.

Ms Lindsey Argalas	HEAD OF SANTANDER DIGITAL

Born in 1974. In 2017 she joined the Group as senior executive vice president and Group head of Santander Digital. She served as principal of The Boston Consulting Group (BCG) (1998-2008). She also served as senior vice president and chief of staff to the CEO of Intuit Inc. (2008-2017).

Mr Juan Manuel Cendoya	GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH

Born in 1967. He joined the Bank in July 2001 as Group senior executive vice president and head of the Communications, Corporate Marketing and Research division. In 2016 he was appointed vice chairman of the board of directors of Santander Spain and head of Institutional and Media Relations of that unit, in addition to his function as Group head of Communications, Corporate Marketing and Research. He is also a member of the board of directors of Universia. Formerly, he was head of the legal and tax department of Bankinter, S.A. Juan Manuel Cendoya is a State Attorney.

Positions held in other non-Group companies: He is currently a non-executive director at Arena Media Communications Network, S.L.

Mr José Doncel	GROUP HEAD OF ACCOUNTING AND FINANCIAL CONTROL

Born in 1961. He joined the Group in 1989 as head of accounting. He also served as head of accounting and financial management at Banco Español de Crédito, S.A. (Banesto) (1994-2013). In 2013 he was appointed senior executive vice president and head of the Internal Audit division. In 2014 he was appointed Group head of Accounting and Financial Control. Currently he serves as Group chief accounting officer.

Mr Keiran Foad	GROUP CHIEF RISK OFFICER

Born in 1968. He joined the Group in 2012 as deputy chief risk officer of Santander UK. He also served in various risk and corporate leadership roles at Barclays Bank, plc. (1985-2011) and as chief risk officer at Northern Rock, plc. In 2016 he was appointed senior executive vice president and deputy chief risk officer of the Bank until his appointment in 2018 as the Group chief risk officer.

Mr José Antonio García Cantera	GROUP CHIEF FINANCIAL OFFICER

Born in 1966. He joined the Group in 2003 as senior executive vice president of global wholesale banking of Banco Español de Crédito, S.A. (Banesto). In 2006 he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int, Ltd. and Citigroup Capital Markets UK. In 2012 he was appointed senior executive vice president of Global Corporate Banking. Currently he serves as Group chief financial officer.

Mr Juan Guitard	GROUP CHIEF AUDIT EXECUTIVE

Born in 1960. He joined the Group in 1997 as head of human resources of Santander Investment, S.A. He was also General Counsel and Secretary of the board of Santander Investment, S.A. and Banco Santander de Negocios. In 2013 he was head of the Bank’s Risk division. In November 2014 he was appointed head of the Internal Audit division. Currently, he serves as Group chief audit executive. Juan Guitard is a State Attorney.

Mr José María Linares	GLOBAL HEAD OF CORPORATE & INVESTMENT BANKING

Born in 1971. He served as an equity analyst in Morgan Stanley & Co. New York (1993-1994). He worked as senior vice president and senior Latin America telecom equity analyst at Oppenheimer & Co. New York (1994-1997). He also served as Director Senior Latin America TMT equity analyst at Société Générale, New York & São Paolo (1997-1999). In 1999 he joined J.P. Morgan and in 2011 was appointed as managing director and head of Global Corporate Banking at J.P. Morgan Chase & Co. (2011-2017). In 2017 he was appointed senior executive vice president of the Group and Global head of Corporate & Investment Banking.

Ms Mónica López-Monís	GROUP CHIEF COMPLIANCE OFFICER

Born in 1969. She joined the Group in 2009 as general secretary and board secretary of Banco Español de Crédito, S.A. (Banesto). Formerly, she was general secretary of Aldeasa, S.A. She also served as general secretary of Bankinter, S.A. In 2015 she was appointed senior executive vice president of Santander and Group chief compliance officer. Mónica López-Monís is a State Attorney.

Mr Javier Maldonado	GROUP HEAD OF COSTS

Born in 1962. He joined the Group in 1995 as head of the international legal division of Banco Santander de Negocios. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Santander and head of coordination and control of regulatory projects in 2014. He currently serves as Group senior executive vice president and head of Costs.

Positions held in other non-Group companies: He is non-executive director of Alawwal Bank.

Mr Dirk Marzluf	GROUP HEAD OF TECHNOLOGY AND OPERATIONS

Born in 1970. He joined the Group in 2018 as Group senior executive vice president and Group head of IT and operations. Previously he held several positions in AXA Group, where he served as group CIO from 2013 leading the insurance group’s technology and information security transformation and co- sponsor of its digital strategy. His global roles include previous work at Accenture, Daimler Chrysler and Winterthur Group.

Mr Víctor Matarranz	GLOBAL HEAD OF WEALTH MANAGEMENT

Born in 1976. He joined the Group in 2012 as head of strategy and innovation in Santander UK. In 2014 he was appointed senior executive vice president and head of executive chairman’s office and strategy. Previously, he held several positions in McKinsey & Company where he became partner. Currently, he serves as senior executive vice president and Global head of Wealth Management.

Mr José Luis de Mora	GROUP HEAD OF FINANCIAL PLANNING AND CORPORATE DEVELOPMENT

Born in 1966. He joined the Group in 2003. Since 2003, he has been in charge of developing the Group strategic plan and acquisitions. In 2015 he was appointed Group senior executive vice president and Group head of Financial Planning and Corporate Development. Since 15 February 2019, the strategy function has been integrated with the corporate development function.

Mr José María Nus	RISK ADVISER TO GROUP EXECUTIVE CHAIRMAN

Born in 1950. He joined the Group in 1996 as executive director and chief risk officer of Banco Español de Crédito, S.A. (Banesto). In 2010 he was appointed executive director and chief risk officer of Santander UK. He also served as Group chief risk officer until June 2018. Formerly, he served as senior executive vice president in Argentaria and Bankinter. He currently serves as senior executive vice president and risk advisor to Group executive chairman.

Mr Jaime Pérez Renovales	GROUP HEAD OF GENERAL SECRETARIAT AND HUMAN RESOURCES	See profile in section 4.1. ‘Our directors’.
Ms Magda Salarich	HEAD OF SANTANDER CONSUMER FINANCE

Born in 1956. She joined the Group in 2008 as senior executive vice president and head of Santander Consumer Finance. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Ms Jennifer Scardino	HEAD OF GLOBAL COMMUNICATIONS. GROUP DEPUTY HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH

Born in 1967. She joined the Group in 2011 as head of corporate communications, public policy and corporate social responsibility for Santander UK. She also held several positions in the US Securities and Exchange Commission (1993-2000). She was appointed managing director of Citigroup (2000-2011). In 2016 she was appointed senior executive vice president and head of Global Communications and Group deputy head of Communications, Corporate Marketing and Research.

6. Remuneration

Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.7, 9.4 and 9.5 below constitute the annual report on directors’ remuneration that must be prepared and submitted to the consultative vote of thegeneral shareholders’ meeting. This report was published in previous years separately while now it is published as part of this Corporate governance chapter, as indicated in its introduction, ‘Redesigned corporate governance report’.

Pursuant to the previous paragraph, this annual report on remuneration of directors has been approved by the board of directors of the Bank, in its meeting held 26 February 2019. None of the directors voted against nor abstained in relation to the approval of this report.

The text of the remuneration policy for directors in force at the date of this report is available at our corporate website.

6.1 Principles of the remuneration policy

Remuneration of directors in their capacity as such

The individual remuneration of directors, both executive and otherwise, for the performance of supervisory and collective decision-making duties, is determined by the board of directors, within the amount set by the shareholders, based on the positions held by the directors on the collective decision-making body itself and their membership and attendance of the various committees, as well as any other objective circumstances that the board may take into account.

Remuneration of directors for the performance of executive duties

The most notable principles of the Bank’s remuneration policy for the performance of executive duties are as follows:

1.  Remuneration must be aligned with the interests of shareholders and be focused on long-term value creation, while remaining compatible with rigorous risk management and with the Bank’s long-term strategy, values and interests.

2.  Fixed remuneration must represent a significant proportion of total compensation.

3.  Variable remuneration must compensate for performance in terms of the achievement of agreed goals of the individual and within the framework of prudent risk management.

4. The global remuneration package and the structure thereof must be competitive, in order to appeal to and retain professionals.

5. Conflicts of interest and discrimination must be avoided in decisions regarding remuneration.

The assistance of Willis Towers Watson was sought by the remuneration committee and the board for the following purposes:

•  To compare the relevant data with that on the markets and comparable entities, given the size, characteristics and activities of the Group.

•  To analyse and confirm the compliance of certain quantitative metrics relevant to the assessment of certain objectives.



•  To estimate the fair value of the variable remuneration linked to long-term objectives.

Banco Santander performs an annual comparative review of the total compensation of executive directors and senior executives. The ‘peer group’ in 2018 comprised the following banks: Itaú, JP Morgan Chase, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

6.2 Remuneration of directors for the performance of supervisory and collective decision-making duties: policy applied in 2018

A.  Composition and limits

As set out in Banco Santander’s Bylaws, the remuneration remuneration of directors for their status as such now consists of a fixed annual amount determined at the general shareholders’ meeting. This amount shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such a reduction appropriate. The remuneration established at the general shareholders’ meeting for 2018 was EUR 6 million, with two components: (a) annual allotment and (b) attendance fees.

Bylaw-stipulated emoluments earned by the board in 2018 amounted to EUR 4.6 million, which is 23% less than the amount approved at the general shareholders’ meeting.

In addition, the Bank contracts a civil liability insurance policy for its directors upon customary terms that are proportionate to the circumstances of the Bank. Directors are also entitled to receive shares, share options or share-linked compensation following the approval of the general shareholders’ meeting.

Directors are also entitled to receive other compensation following a proposal made by the remuneration committee and upon resolution by the board of directors, as may be deemed appropriate in consideration for the performance of other duties in the Bank, whether they are the duties of an executive director or otherwise, other than the supervisory and collective decision-making duties that they discharge in their capacity as members of the board.

None of the non-executive directors has the right to receive any benefit on the occasion of their removal as such.

B.  Annual allotment

The amounts received individually by the directors during the last two years based on the positions held on the board and their membership on the various board committees were as follows:

Amount per director in euros	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	-
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk supervision, regulation and compliance committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	-
Lead directorA	110,000	110,000
Non-executive vice chairmen	30,000	30,000

A. Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

C.  Attendance fees

By resolution of the board, at the proposal of the remuneration committee, the amount of attendance fees applicable to meetings of the board and its committees (excluding the executive committee, for which no fees are provided) during the last two years was as follows:

Attendance fees per director per meeting in euros	2018 and 2017
Board of directors	2,600
Audit committee and risk supervision, regulation and compliance committee	1,700
Other committees (excluding executive committee)	1,500

D. Breakdown of bylaw-stipulated emoluments

The total amount accrued for bylaw-stipulated emoluments and attendance fees was EUR 4,6 million in 2018 (EUR 4,7 million in 2017). The individual amount accrued for each director for these items is as follows:

			Amount in euros
			2018										2017
			Annual allotment									Total bylaw-
												stipulated
											Board and	emoluments
											committee	and
		Non-									attendance	attendance
Directors	Executive	executive	BoardG	EC	AC	ASC	RC	RSRCC	RBSCC	Total	fees	fees
Ms Ana Botín-Sanz de Sautuola y O’Shea			90,000	170,000	-	-	-	-	8,000	268,000	39,000	307,000	301,000
Mr José Antonio Álvarez Álvarez			90,000	170,000	-	-	-	-	-	260,000	34,000	294,000	301,000
Mr Bruce Carnegie-Brown		I	383,000	170,000	-	25,000	25,000	40,000	-	643,000	89,000	732,000	731,400
Mr Rodrigo Echenique Gordillo			90,000	170,000	-	-	-	-	-	260,000	33,000	293,000	295,400
Mr Guillermo de la Dehesa Romero		N	120,000	170,000	-	25,000	25,000	20,000	-	360,000	81,000	441,000	472,700
Ms Homaira Akbari		I	90,000	-	40,000	-	-	-	8,000	138,000	61,000	199,000	159,156
Mr Ignacio Benjumea Cabeza de Vaca		N	90,000	170,000	-	13,000	25,000	40,000	8,000	346,000	86,000	432,000	444,400
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaA		NB	90,000	-	-	-	-	-	-	90,000	31,000	121,000	123,900
Ms Sol Daurella Comadrán		I	90,000	-	-	25,000	25,000	-	8,000	148,000	67,000	215,000	206,900
Mr Carlos Fernández González		I	90,000	-	40,000	25,000	25,000	-	-	180,000	86,000	266,000	285,000
Ms Esther Giménez-Salinas i Colomer		I	90,000	-	-	-	-	40,000	8,000	138,000	58,000	196,000	161,756
Ms Belén Romana García		I	160,000	85,000	40,000	-	-	40,000	8,000	268,000	81,000	414,000	297,300
Mr Juan Miguel Villar MirC		I	90,000	-	-	-	-	-	-	90,000	18,000	108,000	170,388
Mr Ramiro Mato García-AnsorenaD		I	115,000	170,000	40,000	-	-	40,000	8,000	373,000	39,000	450,000	36,001
Mr Alvaro Cardoso de SouzaE		I	85,000	-	-		-	27,000	5,000	117,000	31,000	148,000	-
Mr MatiasRodriguez InciarteF			-		-	-	-				-		275,511
Ms Isabel Tocino BiscarolasagaF		I	-		-	-	-				-		417,577
Total			1,763,000	1,275,000	160,000	113,000	125,000	247,000	61,000	3,744,000	872,000	4,616,000	4,679,389

A.  All amounts received were reimbursed to Fundación Botín.

B.  Mr Javier Botín-Sanz de Sautuola is non-external (neither propietary nor independent) since 13 February 2018 (propietary at the beginning of 2018).

C.  Ceased to be a director on 1 January 2019.

D.  Director since 28 November 2017.

E.  Director since 23 March 2018.

F.  Ceased to be a director on 28 November 2017.

G.  Includes committees chairmanship and other role emoluments.

P: Proprietary I: Independent N: Non-external (neither proprietary nor independent).

EC: Executive committee AC: Audit committee ASC: Appointments committee RC: Remuneration committee RSRCC: Risk supervision, regulation and compliance committee. RBSCC: Responsible Banking, sustainability and culture committee.

6.3 Remuneration of directors for the performance of executive duties

The policy applied to the remuneration of directors in 2018 for the performance of executive duties was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 23 March 2018, with 94.22% of the votes in favour. The table below summarises the remuneration policy and its implementation.

Component	Type of component	Policy		Implementation in 2018
Gross annual salary	Fixed

• Paid in cash on a monthly basis.

• Base salary for Ana Botín and José Antonio Alvarez reviewed in 2018 to reflect pension transformation (equivalent reduction of pension contribution).

• Base salary for Rodrigo Echenique reviewed due to increased responsibilities.

				 •Ana Botin: EUR 3,176 thousand. •José Antonio Álvarez: EUR 2,541 thousand. •Rodrigo Echenique: EUR 1,800 thousand. •Pension transformation detailed in section 6.3 C.
Variable remuneration	Variable



• Individual benchmark reference.

• Calculated against a set of annual quantitative metrics and a qualitative assessment with input of individual performance.

• 50% of each payment is made in shares subject to a one-year retention. The number of shares is determined at the time of the award.

• 40% paid in 2019; 60% deferred in five years.

• 24% paid in equal parts in 2020 and 2021.

• 36% paid in equal parts in 2022, 2023 and 2024 subject to the compliance with a set of long-term objectives (2018-2020).

•See section 6.3 B ii) for details of annual metrics and assessment. •See section 6.3 B iv) for details of the long-term metrics. •See section 6.3 B iii) for details of the individual awards.
Benefit system	Fixed



• Annual contribution at 22% of base salary.

• Mr Echenique´s current contract does not provide for any pension benefit, without prejudice to his pension

• rights before he was appointed executive director.





• Until 2017, the annual contribution was 55% of the fixed and variable pensionable bases. Salary and incentive benchmark reviewed in the amount reduced in pension, with no cost increase for the Bank.

	Variable	 • Annual contribution at 22%of the 30% of the average of the last three-years variable remuneration		 • Supplementary death and disability benefits eliminated. • See section 6.3 C for details of the annual contributions and pension balance.
Other remuneration	Fixed



• Includes life and accident and medical insurance, including any tax due on benefits.

• Includes a fixed remuneration supplement in cash (not salary nor pensionable) as part of the elimination of the death and disability supplementary benefits.





• Life and accident annuities has been increased as a result of the elimination of the supplementary death and disability benefits.

• Implementation of the fixed remuneration supplement as supplementary benefits are eliminated.

• See section 6.3 C for details on the pension transformation.

Shareholding policy	N/A	 • 200% of the net tax amount of the annual gross basic salary. • Five years from 2016 to demonstrate the shareholding.		• No change from 2017.

A. Gross annual salary

The board resoled to maintain the same gross annual salary for Ms Ana Botín and Mr José Antonio Álvarez for 2018 as in 2017, although with an increase in the amount equivalent to the reduction of the fixed pension contributions in the terms described in section 6.3 C, and neither the total compensation nor the cost were increased. Until 2017, the annual fixed contributions were 55% of the gross annual salary. From 2018 onwards, the fixed contributions will be 22% of the gross annual salary.

The board approved an increase in the gross annual salary of Mr Rodrigo Echenique on consideration of his new responsibilities in relation with the integration of Banco Popular into the Santander Group. His annual gross salary is EUR 1,800 thousand from January 2018.

In summary, the executive directors’ gross annual salary and fixed annual contribution to pension for 2018 and 2017 were as follows:

	2018			2017
EUR thousand	Gross annual salary	Fixed annual pension contribution	Total	Gross annual salary	Fixed annual pension contribution	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	3,176	699	3,875	2,500	1,375	3,875
Mr José Antonio Álvarez Álvarez	2,541	559	3,100	2,000	1,100	3,100
Mr Rodrigo Echenique Gordillo	1,800		1,800	1,500	-	1,500
Mr Matías Rodríguez InciarteA				1,568	-	1,568
Total	7,517	1,258	8,775	7,568	2,475	10,043

A. Ceased to be a director on 28 November 2017. Figure includes his gross annual salary until he ceased to be a director. The portion of gross annual salary for discharging his duties as senior executive vice president from 28 November 2017 is included in the corresponding section.

B. Variable remuneration

i)General policy for 2018

The board approved the variable remuneration of the Group executive chairman, the chief executive officer and the other executive directors, at the proposal of the remuneration committee, in consideration of the approved policy:

• The variable components16 of the total remuneration of executive directors in 2018 amounts to less than 200% of the fixed components, as provided by agreement at the general shareholders’ meeting of 23 March 2018.

• At the request of the remuneration committee, at the beginning of 2019 the board approved the final amount of the incentive for 2018, based on the individual benchmark variable remuneration figure in accordance with the following:

• A group of short-term quantitative metrics measured against annual objectives.

• A qualitative assessment which cannot adjust the quantitative result by more than 25 percentage points upwards or downwards.

• Where applicable, an exceptional adjustment that will be supported by the substantiated evidence.

• The final variable remuneration is adjusted based on the individual assessment of the executive director, which is carried out in accordance with the current model and taking into account their individual objectives, as well as how they are achieved, for which the management of employees, the adherence to the corporate behaviours and the development of initiatives in the communities in which the Bank operates.

A. Where applicable, an exceptional adjustment based on substantiated evidence

The quantitative metrics and the elements of the qualitative assessment are described below.

• The approved incentive is paid 50% in cash and 50% in shares17, a portion in 2019 and portion deferred and linked to multi-year targets. 40% shall be paid immediately once the final amount has been determined, and the remaining 60% shall be deferred in equal parts over five years, as follows:

• Payment of the amount deferred over the first two years (24% of the total), payable in 2020 and 2021, where applicable, shall be conditional on none of the malus clauses described below being triggered.

• The amount deferred over the next three years (36% of the total), payable in 2022, 2023 and 2024, where applicable, shall be conditional not only on the malus clauses not being triggered but also on the achievement of the multi-year targets described below. These objectives can only decrease the amounts and the number of deferred shares.

• When the deferred amount is paid in cash, the beneficiary may be paid the adjustment for inflation through the date of payment.

• All payments in shares are subject to a one-year retention period after being delivered.

16. As stated in the initial table of this section 6.3, contributions to below of this section of the report, contributions to the benefits systems for two executive directors include both fixed components and variable components, which become part of the total variable remuneration.

17. Since variable remuneration involves the delivery of shares of the Bank, the board of directors submitted to the shareholders at the 2018 annual general shareholders’ meeting, which so approved, the application of the third cycle of the Deferred Variable Remuneration Plan Linked to Multi-Year Targets, through which the aforementioned variable remuneration for executive directors is instrumented.

• The hedging of Santander shares received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from the receipt thereof.

The payment schedule of the incentive is illustrated below.

All deferred payments, whether or not subject to long-term objectives, are subject to malus.

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy.

ii) Quantitative metrics and qualitative assessment for 2018

The variable remuneration for executive directors in 2018 factored in the quantitative metrics and qualitative factors approved by the board at the beginning of 2018 at the proposal of the remuneration committee18, which has taken into account the policy referred to in the paragraphs above and the work of the human resources committee19. The result of aggregating the quantitative and qualitative weighted results is as follows:

18. Before determining the variable remuneration of executive directors and other senior managers, the committee receives a joint report from the risk compliance, audit and financial control functions of the Group identifying material errors which occurred during the year and satisfying itself that this has been appropiately reflected in the compensation proposals for each of these executives. Downward adjustment were made to the compensation of 68 material risk takers across the Group due to material errors, none related to the performance of executive directors or senior managers.

19. This committee was aided by members of senior management who are also responsible for different functions in the Group, including risk, internal audit, compliance, general secretariat and human resources, financial management, financial accounting and control. Their role in this committee consisted of analysing quantitative metrics information, undertaking a qualitative analysis, and considering whether or not to apply exceptional adjustments. This analysis included different matters related to risk, capital, liquidity, quality and recurrence of results, and other compliance and control matters.

Category and (weight)	Quantitative metrics			Qualitative		Total
			Weighted			weighted
	Metrics	Assessment	assessmentA	Component	Assessment	scoreB
Customers (20%)	Customer satisfaction	110.9%	11.1%	Effective compliance with the objectives of the rules on risk conduct in respect of customers.	+2.4% - Strengthened governance and management of commercialization conduct as part of Santander culture.	23.5%
	Number of loyal customers	100.1%	10.0%
Risks (10%)	Non-performing loans ratio	102.7%	5.1%	Appropriate management of risk appetite and excesses recognised.	+1.2% - Improving underlying controls. No material breaches of risk appetite.	11.6%
	Cost of lending ratio	105.1%	5.3%	Adequate management of operational risk.
Capital (20%)	Capital ratio (CET1)	101.9%	20.4%	Efficient capital management.	+3.2% - Exceeded capital plan, through sustainable underlying actions.	23.6%
Return (50%)	Ordinary net profit (ONP)C	96.8%	26.6%	Suitability of business growth compared to the previous year, considering the market environment and competitors.	0 % Results in line with expectations.	49.6%
	RoRWA: return on risk weighted assetsD	102.2%	23.0%	Sustainability and solidity of results. Efficient cost management and achievement of efficiency goals.
Exceptional adjustment		Elements (non-exhaustive) under consideration: general control environment, compliance with internal and external regulations, prudent and efficient liquidity and capital planning management.		Based on strong business performance, specifically recognizing exceptional profit growth in a challenging international context, in particular in relation to macroeconomic conditions and monetary policy changes in 2018 in some of the main markets of the Group.		12.3%
TOTAL						120.6%

A.  The weighted assessment is the result of multiplying the assessment of each objective by the weight of each objective. When there is more than one objective in the category and save for Note D below, the weight of each objective in the category is the same.

B.  Result of adding or substracting the qualitative assessment to the weighted assessment.

C.  For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

D.  The specific weight of ONP in the total scorecard is 27.5% and RoRWA is 22.5%.

The variable remuneration allocated to each executive director was determined by applying the aforementioned metrics to the sum of the benchmark variable remuneration of the executive directors, together with the level of compliance with individual goals and the market reference. The individual variable remuneration approved by the board are set out in the section below.

iii) Determination of the individual variable remuneration for executive directors in 2018

The board approved the variable remuneration of the Group executive chairman, the chief executive officer and the other executive directors, at the proposal of the remuneration committee, taking into account the policy referred to in the paragraphs above and the result of the quantitative metrics and qualitative assessment set out in the section above.

It was also verified that none of the following circumstances have occurred:

• The Group’s ONP20 for 2018 was not less than 50% of that for 2017. If this had occurred, the variable remuneration would not have been greater than 50% of the benchmark incentive.

• The Group’s ONP has not been negative. If this had occurred, the incentive would have been zero.

The variable remuneration allocated to each executive director was determined by applying the aforementioned metrics to the sum of the benchmark variable remuneration of the executive directors, together with the level of compliance with individual goals, including people management, adherence to the corporate behaviours and the implementation of initiatives for communities.

20. For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

For Ms Ana Botín and Mr José Antonio Álvarez the board resolved to maintain in 2018 the same benchmark incentive as in 2017 increased in the amount equivalent to the reduction of the variable pension contributions in the terms described in section 6.3 C, without the total compensation being increased as a result of this change. Until 2017, the annual variable contributions were 55% of the average of the last three variable remunerations amounts. From 2018, the variable contributions are 22% of the same pensionable base. This has resulted in a reduction of variable pension and an equivalent increase in the benchmark incentive of EUR 516 and 349 thousand for Ms Ana Botín and Mr José Antonio Álvarez, respectively.

As a result of the aforementioned process, the review of the benchmark variable remuneration and following a proposal by the remuneration committee, the board of directors approved the following amounts for variable remuneration payable immediately and the deferred amounts not linked to long-term metrics:

Immediately payable and deferred (not link to long-term objectives) variable remuneration

EUR thousand

	2018			2017
	In cash	In sharesB	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,368	2,368	4,736	2,192	2,192	4,384
Mr José Antonio Álvarez Álvarez	1,582	1,582	3,164	1,466	1,466	2,932
Mr Rodrigo Echenique Gordillo	1,256	1,256	2,512	1,142	1,142	2,284
Mr Matías Rodríguez InciarteA	-	-	-	1,117	1,117	2,234
Total	5,206	5,206	10,412	5,918	5,918	11,836

A. Ceased to be a member of the board on 28 November 2017. Figure includes his deferred bonus payable immediately, not subject to long-term objectives, until he ceases to be a director. The portion for discharging his duties from 28 November is included in the corresponding section.

B. The share amounts in the foregoing table correspond to a total of 1,211 thousand shares in Banco Santander (992 in 2017).

The deferred portion of the variable remuneration, which will only be received, in 2022, 2023 and 2024, if the aforementioned long- term multi-year targets are met (see section 6.3 B iv)), on condition that the beneficiaries continue to be employed at the Group and provided malus and clawback clauses have not been triggered, is stated at its fair value as follows21:

Deferred and linked to long-term objectives variable remuneration

EUR thousand

	2018			2017
	In cash	In sharesB	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	863	863	1,726
Mr José Antonio Álvarez Álvarez	623	623	1,246	577	577	1,154
Mr Rodrigo Echenique Gordillo	495	495	990	450	450	900
Mr Matías Rodríguez InciarteA	-	-	-	440	440	880
Total	2,050	2,050	4,100	2,330	2,330	4,660

A. Ceased to be a member of the board on 28 November 2017. Figure includes his bonus subject to long-term objectives for service until cessation as a director on 28 November 2017. The portion for discharging his duties from 28 November as senior executive vice president is included in the corresponding section.

B. The share amounts in the foregoing table correspond to a total of 477 thousand shares in Banco Santander (391 thousand shares in 2017).

The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

The maximum total number (without the fair value adjustment) of shares relating to the plan (1,893 thousand shares) is within the maximum limit of 2,676 shares authorised for executive directors by the shareholders at the general shareholders’ meeting of 23 March 2018, and has been calculated on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares for the 15 trading sessions prior to the Friday

21. Corresponding to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service, with the exceptions envisaged, the non- applicability of malus clauses and compliance with the defined goals. Fair value was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

(not inclusive) before 29 January 2019 (the date on which the board approved the bonus for the executive directors for 2018), which was 4.298 euros per share.

iv)Multi-year targets linked to the payment of deferred amounts in 2022, 2023 and 2024

The multi-year targets linked to the payment of the deferred amounts payable in 2022, 2023 and 2024 are summarised as follows:

	Metrics	Weight	Target and compliance scales (metrics ratios)
A	Earnings per share (EPS) growth in 2020 vs 2017	33%	If EPS growth ≥ 25%, then metric ratio is 1 If EPS growth ≥ 0% but < 25%, then metric ratio is 0 – 1C If EPS growth < 0%, then metric ratio is 0
B	Relative Total Shareholder Return (TSR)A in 2018- 2020 within a peer group	33%

If ranking of Santander above percentile 66, then metric ratio is 1

If ranking of Santander between percentiles 33 and 66, then ratio is 0 – 1D

If ranking of Santander below percentile 33, then metric ratio is 0

C	Fully loaded target common equity Tier 1 ratio (CET1)B for 2020	33%	If CET1 is ≥ 11,30%, then metric ratio is 1 If CET1 is ≥ 11% but < 11.30%, then metric ratio is 0 – 1E If CET1 is < 11%, then metric ratio is 0

A. For this purpose, TSR refers to the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2018 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2021 (exclusive) (to calculate the final value).

The peer group comprises the following entities: Itaú, JP Morgan, Bank of America, HSBC, BNP Paribas, Standard Chartered, Citi, Société Générale, ING, Barclays, Wells Fargo, BBVA, Lloyds, UBS, Intesa San Paolo, Deutsche Bank and Unicredit.

B. To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2020 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

C. Linear increase in the EPS ratio based on the specific percentage that EPS growth in 2020 represents with respect to 2017 EPS within this bracket of the scale.

D. Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.

E. Linear increase in the CET1 coefficient as a function of the CET1 ratio in 2020 within this bracket of the scale.

To determine the annual amount of the deferred portion linked to objectives corresponding to each board member in 2022, 2023 and 2024, the following formula shall be applied to each of these payments ('Final annuity') without prejudice to any adjustment deriving from the malus clauses:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where:

• ' Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable remuneration set in early 2018).

• ' A' is the EPS ratio according to the scale in the table above, based on EPS growth in 2020 vs 2017.

• ' B' is the TSR ratio according to the scale in the table above, according to the relative performance of the Bank’s TSR within its peer group in 2018-2020.

• ' C' is the CET1 ratio according to compliance with the CET1 target for 2020 described in the table above.

v)Vesting of the second cycle of the Performance Shares Plan

The annual general meeting held on 27 March 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount were conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (31 December 2018). The maximum benchmark LTI for executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 20% of the benchmark bonus in 2015. Based on that figure, an amount of LTI amount was set for each director (the 'approved LTI amount') taking into account the performance of two indicators in 2015: (1) the earnings per share (EPS) of Santander Group in 2015 compared to the target amount for such year; and (2) the return on tangible equity (RoTE) in 2015 compared to the target for that year. The application of the compliance scales associated to these metrics resulted in an approved LTI amount of 91.50% of the (maximum) established benchmark. The maximum number of shares are set out below as per this % of the approved LTI amount.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established as follows:

Metric	Weighting	Target and compliance scale (metric ratio)	Result	Score	Total weighted score
Ranking of Santander’s EPS growth for the 2015-2017 period compared to a peer group of 17 credit institutions (the peer group)A	25%	From 1st to 5th: 1	Position 11	0%	0%
		6th: 0.875	in ranking
		7th: 0.75
		8th: 0.625
		9th 0.50
		From 10th to 18th: 0
RoTE in 2017 (%)	25%	≥ 12%:1	11.83%	95.69%	23.92%
		> 11% but < 12% 0,75 – 1B
		≤ 11% 0
Number of principal marketsB in which Santander is in the Top 3 of the best banks to work for in 2017	20%	6 or more: 1 5 or fewer: 0	7 markets	100%	20%
Number of principal marketsC in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017	15%	10: 1 Between 6 and 9: 0.2 – 0.8B 5 or fewer: 0	8 markets	60%	9%
Retail loyal customers (million) at 31 December 2017	7.5%	≥ 17: 1	15.8 million	70%	5.25%
		> 15 but < 17: 0.5 – 1B
		≤ 15: 0
SME and corporate retail loyal customers (million) at 31 December 2017	7.5%	≥ 1.1: 1	1.5 million	100%	7.5%
		> 1 but < 1.1: 0.5 – 1B
		≤ 1: 0
Total	100%				65.67%

A. The peer group comprised the following entities: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa San- Paolo, Itaú and Unicredito.

B. Straight-line increase in the ratio based on the results within the respective bracket of the scale of each metric.

C. For these purposes, the Santander Groups 'principal markets' are: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, the US and the UK.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved LTI amountA	Ratio	Final number of shares
Ms Ana Botin-Sanz de Sautuola y O’Shea	187,070	65.67%	122,849
Mr José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr Rodrigo Echenique Gordillo	93,540	65.67%	61,428
Total	406,889		267,204

A. 91.50% of the maximum established benchmark approved at the AGM on 27 March, 2015.

The shares to be delivered in 2019 to executive directors based on compliance with the related multiannual target were fully deferred at the time of the accrual until their delivery. The payment in shares is subject to a one-year retention period after being delivered.

vi) Malus and clawback

Accrual of the deferred amounts (whether or not linked to multi-year targets) is also conditional upon the beneficiary’s continued service in the Group22, and upon none of the circumstances arising, in the period prior to each payment, that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy. Similarly, the variable remuneration already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions therein provided. The variable remuneration corresponding to 2018 is subject to clawback until the beginning of 2025.

22. When the relationship with Banco Santander or another Santander Group entity is terminated due to retirement, early retirement or pre-retirement of the beneficiary, a dismissal considered by the courts to be improper, unilateral withdrawal for good cause by an employee (which includes, in any case, the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to receive shares and deferred amounts in cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity leave, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another Santander Group company (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship is terminated by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive the deferred remuneration in shares and cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash, it shall be delivered within the periods and under the terms provided in the rules for the plans.

Malus and clawback clauses are triggered in situations in which there is poor financial performance of the Bank as a whole or a specific division or area thereof or of the exposure generated by staff, taking into account at least the following:

Category	Factors
Risk	Significant failures in risk management by the Bank, or by a business or risk control unit.

Capital	An increase in capital requirements at the Bank or one of its business units not planned at the time that exposure was generated.

Regulation and internal codes	Regulatory penalties or legal convictions for events that might be attributable to the unit or staff responsible for them. Likewise, failure to comply with the Bank’s internal codes of conduct.

Conduct

Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the retention period related to the final payment in shares in accordance with the plan has elapsed in the beginning of 2025. Consequently, the board of directors, at the proposal of the remuneration committee and depending on the level of compliance with the aforementioned conditions regarding malus clauses, shall determine the specific amount of the deferred incentive to be paid and, where applicable, the amount that could be subject to clawback.

C. Main features of the benefit plans

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012 the contracts of the executive directors (and of other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement23, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement and up until the retirement date, the executive directors other than Mr Rodrigo Echenique have the right to receive an annual allotment. In the case of Ms Ana Botín, this allotment is the sum of her fixed remuneration and the 30% of the average of the three remunerations as maximum. In the case of Mr José Antonio Álvarez, this allotment is the fixed remuneration as senior vice president.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system24.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement)25.

Mr Rodrigo Echenique's contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

In application of that set forth in remuneration regulations, the contributions calculated on the basis of variable remuneration are subject to the discretionary pension benefits scheme. Under this scheme, these contributions are subject to malus and clawback clauses in accordance with the policy in place at any given time and during the same period in which variable remuneration is deferred. Furthermore, they must be invested in shares of the Bank for a period of five years from the date of the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law, and, in the case of pre-retirement, to the aforementioned annual allotment.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez.

As per the director's remuneration policy approved at the 23 March 2018 general shareholder´s meeting, in 2018 the system has been changed with a focus on:

• Aligning the annual contributions with practices of comparable institutions.

23.  As provided in the contracts of the executive directors prior to 2012, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

24.  In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

25.  In the event of Mr José Antonio Alvarez´s pre-retirement, his pensionable base in case of pre-retirement will be his fixed remuneration as senior executive vicepresident.

• Reduce future liabilities (derisking) of the plan by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.

• No increase in total costs for the Bank.

The changes to the system are the following:

	2017 system	2018 system
Pensionable base	Fixed contribution: 55% of annual gross salary. Variable contribution: 55% of 30% of the average of their last three variable remunerations amounts.

Contributions at 22% of the respective pensionable bases. The difference between contributions has been increased by the annual gross salary in the case of fixed contributions (see 6.3 A) and in the benchmark variable remuneration in the case of the variable contribution (see 6.3 B iii)).

Supplementary benefits

In case of death (death of spouse and death of parent) and permanent disability of Ms Ana Botín and Mr José Antonio Álvarez. Widow/widower and children under 25 entitlement to a pension supplemental to the pension which they would be entitled to receive from social security.

The supplementary benefits were eliminated since 1 April 2018, increasing the sum insured in the life accident insurance and setting a fixed remuneration supplement in cash reflected in 'Other remuneration'.

As a result of the aforementioned changes, the provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (death of spouse, death of parent and permanent disability) amounted to EUR 2,284 thousand (EUR 5,163 thousand in 2017), as broken down below.

EUR thousand	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr José Antonio Álvarez Álvarez	1,050	2,456
Mr Rodrigo Echenique Gordillo	-	-
Mr Matías Rodríguez Inciarte	-	-
Total	2,284	5,163

The balance in the benefits system corresponding to each of the executive directors at 31 December 2018 and 2017 is as follows:

EUR thousand	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	46,093	45.798
Mr José Antonio Álvarez Álvarez	16,630	16.151
Mr Rodrigo Echenique GordilloA	13,614	13.957
TotalA	76,337	75,906

A.  Mr Rodrigo Echenique does not participate in the defined pensions scheme described in the preceding paragraphs. However, as an executive director and for informational purposes, this year’s table includes the rights to which he was entitled prior to his designation as such. The payments made to him in 2018 to him with respect to his participation in this plan amounted to EUR 0.9 million euros (EUR 0.9 million euros in 2017).

D. Other remuneration

In addition to the above, the Group has insurance policies for life, health and other contingencies for the executive directors of the Bank. This component includes the fixed supplement approved for Ms Ana Botín and Mr José Antonio Álvarez to replace the supplementary benefits in the benefit systems eliminated in 2018. It also includes the life insurance contracted so that, in case of death or disability whilst in active or at pre-retirement, the executive directors or whoever they appoint, will receive the amounts of the fixed remuneration supplement that were to be paid until their retirement date. Similarly, the executive directors are covered under the civil liability insurance policy contracted by the Bank. Note 5 of the Group´s consolidated financial statements provides more detailed information about other benefits received by the executive directors.

E. Holding shares

Following a proposal submitted by the remuneration committee, in 2016 the board of directors approved a share holding policy aimed at strengthening the alignment of executive directors with shareholders’ long-term interests.

According to this policy, each executive director active on 1 January 2016 would have five years in which to demonstrate that their personal assets include an investment in the Bank’s shares equivalent to twice the net tax amount of their gross annual salary at the same date.

The shareholding policy also reflects the executive directors’ commitment to maintaining a significant personal investment in the Bank’s shares while they are actively performing their duties within the Group.

F. Remuneration of board members as representatives of the Bank

By resolution of the executive committee, all remuneration received by the Bank’s directors who represent the Bank on the boards of directors of companies in which it has an interest and which relates to appointments made after 18 March 2002, will accrue to the Group. The directors of the Bank received no remuneration from this type of representation in 2018 or 2017, save for one of the Bank’s directors, Mr Matías Rodríguez Inciarte, who received a total of EUR 42 thousand in 2017, in his role as a non-executive director of U.C.I., S.A.

G. Individual remuneration of directors for all items in 2018

The detail, by Bank director, of salary remuneration payable in the short term (or immediately) and of deferred remuneration not linked to long-term goals for 2018 and 2017 is provided below. The Note 5 to the consolidated financial statements contains disclosures on the shares delivered in 2018 by virtue of the deferred remuneration schemes in place in previous years, the conditions for delivery of which were met in the related years.

	EUR thousand
	2018									2017
	Bylaw-stipulated
	emoluments		Salary remuneration of executive directors
	Board
	and board	Board and		Immediate	Deferred
	committees	committee		payment	payment
	annual	attendance		(50% in	(50% in		Pension	Other
Directors	allotment	fees	Fixed	shares)	shares)	Total	contribution	remunerationG	Total	Total
Ms Ana Botín-Sanz de Sautuola y O´Shea	268	39	3,176	2,960	1,776	7,912	1,234	1,030	10,483	10,582
Mr José Antonio Álvarez Álvarez	260	34	2,541	1,978	1,186	5,705	1,050	1,596	8,645	8,893
Mr Bruce Carnegie-Brown	643	89	-	-	-	-	-	-	732	731
Mr Rodrigo Echenique Gordillo	260	33	1,800	1,570	942	4,312	-	225	4,830	4,281
Mr Guillermo de la Dehesa Romero	360	81	-	-	-	-	-	-	441	473
Ms Homaira Akbari	138	61	-	-	-	-	-	-	199	159
Mr Ignacio Benjumea Cabeza de Vaca	346	86	-	-	-	-	-	81	513	550
Mr Francisco Javier Botín-Sanz de Sautuola y O´SheaA	90	31	-	-	-	-	-	-	121	124
Ms Sol Daurella Comadrán	148	67	-	-	-	-	-	-	215	207
Mr Carlos Fernández González	180	86	-	-	-	-	-	-	266	285
Ms Esther Giménez-Salinas i Colomer	138	58	-	-	-	-	-	-	196	162
Ms Belén Romana García	333	81	-	-	-	-	-	-	414	297
Mr Juan Miguel Villar MirB	90	18	-	-	-	-	-	-	108	170
Mr Ramiro Mato García-AnsorenaC	373	77	-	-	-	-	-	-	450	36
Mr Álvaro Cardoso de SouzaD	117	31	-	-	-	-	-	-	148	-
Mr Matías Rodríguez InciarteE	-	-	-	-	-	-	-	-	-	4,266
Ms Isabel Tocino BiscarolasagaF	-	-	-	-	-	-	-	-	-	418
Total 2018	3,744	872	7,517	6,508	3,904	17,929	2,284	2,932	27,761	-
Total 2017	3,708	973	7,568	7,396	4,438	19,402	5,164	2,387	-	31,634

A.  All amounts received were reimboursed to Fundación Botín.

B.  Ceased to be a member of the board on 1 January 2019.

C.  Appointed director with effect from 28 November 2017.

D.  Appointed director with effect from 23 March 2018.

E.  Ceased to be a member of the board on 28 November 2017 and senior executive vice president on 2 January 2018. The remuneration for discharging his duties as senior executive vice president from 28 November is included in the corresponding section.

F.  Ceased to be a member of the board on 28 November 2017.

G.  Includes fixed income supplement (see section 6.3 D).

In addition, the following table provides the individual detail of the salary remuneration of executive directors linked to multi-year targets, which will only be paid if the conditions of continued service at the Group, non-applicability of the malus clauses and compliance with the defined multi-year targets are fulfilled (or, as applicable, of the minimum thresholds of these, with the consequent reduction of the agreed amount at the end of the year).

	EUR thousand
	2018 (50%	2017 (50%
	in shares)A	in shares)
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,864	1,726
Mr José Antonio Álvarez Álvarez	1,246	1,154
Mr Rodrigo Echenique Gordillo	990	900
Mr Matías Rodríguez InciarteB	-	880
Total	4,100	4,660

A   Fair value of the maximum amount receivable over a total of 3 years (2022, 2023 and 2024), which was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

B.  Ceased to be a member of the board on 28 November 2017 and senior executive vice president on 2 January 2018. Long-term salary remuneration between 28 November and 31 December 2017 is included in the relevant section.

H. Ratio of variable to fixed components of remuneration in 2018

Shareholders at the general shareholders’ meeting of 23 March 2018 approved a maximum ratio between variable and fixed components of executive directors’ remuneration of 200%.

The following table shows the percentage of the variable components of total remuneration compared to the fixed components for each executive director in 2018:

Variable
components / fixed
Executive directors	components (%)
Ms Ana Botin-Sanz de Sautuola y O’Shea	145%
Mr Jose Antonio Alvarez Alvarez	99%
Mr Rodrigo Echenique Gordillo	169%

For these purposes:

• The variable components of remuneration includes all items of this nature, including the portion of contributions to the benefits system that are calculated on the variable remuneration of the related director.

• The fixed components of remuneration includes the other items of remuneration that each director receives for the performance of executive duties, including contributions to the benefits systems calculated on the basis of fixed remuneration and other benefits, as well as all bylaw-stipulated emoluments that the director in question is entitled to receive in his or her capacity as such.

I. Summary of remuneration of executive directors and attributable net profit

There following chart shows an overview of the compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets) of the directors performing executive duties as compared with attributable net profit.

Executive directors’ total remuneration as % of attributable netprofit

The variable remuneration received by the executive directors is also shown below as a percentage of the cash dividends paid.

Variable remuneration for all executives directors as % of cash dividends

J. Summary of link between risk, performance and reward

Banco Santander's remuneration policy and its implementation in 2018 promote sound and effective risk management while supporting the business objectives. They key elements of the remuneration policy for executive directors making for alignment between risk, performance and reward in 2018 were as follows:

Key words	Risk, performance and reward alignment element
Metrics balance	The balance of quantitative metrics and qualitative assessment, including customer, risk, capital and risk related profitability, used to determine the executive directors´ variable remuneration.
Financial thresholds

The adjustment to variable remuneration if certain financial thresholds are not reached, which may limit the variable remuneration to 50% of the previous year´s amount or lead to it not being awarded at all.

Long-term objectives

The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with the absolute return to shareholders, relative performance with the peer group and to maintaining a sound capital base.

Individual performance	The discretion of the board to consider the individual performance of the executive directors in the award of their individual variable remuneration.
Variable remuneration cap	200% of fixed remuneration.
Control functions involvement

The work done by the human resources committee aided by members of senior management leading control functions in relation with the analysis of quantitative metrics information and undertaking the qualitative analysis.

Malus and clawback	Malus can be made to unvested deferred awards and clawback can be applied to vested or paid awards in the conditions and situations set out in the Group´s remuneration policy.
Payment in shares	At least 50% of variable remuneration is paid in shares subject to a one-year retention period after delivery.

6.4 Directors remuneration policy for 2019, 2020 and 2021 that is submitted to a binding vote of the shareholders

Principles of the remuneration policy and remuneration system

A.  Remuneration of directors in their capacity as such The director remuneration system is regulated by article 58 of the Bylaws of Banco Santander and article 33 of the rules and regulations of the board. No changes in the principles or composition of the remuneration of directors for the performance of supervisory and collective decision-making duties are planned in 2019, 2020 and 2021 are planned with respect to those in 2018. They are set forth in sections 6.1 and 6.2.

B.  Remuneration of executive directors

For the performance of executive duties, executive directors shall be entitled to receive remuneration (including, if applicable, salaries, incentives, bonuses, possible severance payments for early termination from such duties, and amounts to be paid by the Bank for insurance premiums or contributions to savings schemes) which, following a proposal from the remuneration committee and by resolution of the board of directors, is deemed to be appropriate, subject to the limits of applicable law. No changes in the principles of the remuneration of executive directors for the performance of executive duties are planned in 2019, 2020 and 2021, save for the change in the peer group indicated below, with respect to those in place in 2018. They are set forth in sections 6.1 and 6.3.

Banco Santander performs an annual comparative review of the total compensation of executive directors and other senior executives above. The 'peer group' will comprise in 2019 the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.

Remuneration of directors for 2019

A.  Remuneration of directors in their capacity as such

In 2019, the directors, in their capacity as such, shall continue to receive remuneration for the performance of supervisory and collective decision-making duties for a collective amount of up to EUR 6 million as authorised by the shareholders at the 2018 annual general shareholders’ meeting (and again subject to approval by the shareholders at the 2019 general shareholders’ meeting), with two components:

•   Annual allocation; and

•   Attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment thereof shall be determined by the board of directors under the terms set forth in section 6.2 above.

In addition, as stated in the description of the director remuneration system, in 2019 the Bank will pay the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the Bank.

B.  Remuneration of directors for the performance of executive duties

i)  Fixed components of remuneration

A)  Gross annual salary

At the proposal of the committee, the board resolved that Ms Ana Botín, Mr José Antonio Álvarez and Mr Rodrigo Echenique would maintain their same gross annual salaries in 2019 as in 2018.

B)  Other fixed components of remuneration

•   Benefits systems: defined contribution plans26 as set out in section 'Pre-retirement and benefit plans'.

26.   As stated in the section below, contributions to the benefits systems for two executive directors include both fixed components and variable components.

•   Fixed salary supplement: the executive directors, other than Mr Rodrigo Echenique, will receive a fixed salary supplement approved in 2018 when the death and disability supplementary benefits systems was eliminated. Ms Ana Botín will receive EUR 525 thousand in 2019 for this component and Mr José Antonio Álvarez EUR 710 thousand in the same year.

•   Social welfare benefits: executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance and, if applicable, the allocation of remuneration for employee loans, in accordance with the customary policy established by the Bank for senior management. Additional information is included in section 'Pre-retirement and benefit plans'.

ii)  Variable components of remuneration

The variable remuneration policy for executive directors for 2019, which was approved by the board at the proposal of the remuneration committee, is based on the principles of the remuneration policy described in section 6.3.

The variable remuneration of executive directors consists of a single incentive27, linked to the achievement of short-and long-term goals, structured as follows:

• The final amount of the variable remuneration shall be determined at the start of the following year (2020) based on the benchmark amount and subject to compliance with the annual objectives described in section B) below.

• 40% of the incentive shall be paid immediately once the final amount has been determined and the remaining 60% shall be deferred in equal parts over five years, as follows:

•   The payment of the amount deferred over the first two years (24% of the total), payable in the two following years, 2021 and 2022, shall be conditional on none of the malus clauses described in section 6.3 B vi) above being triggered.

•   The amount deferred over the next three years (36% of the total), payable in 2023, 2024 and 2025, shall be conditional not only on the malus clauses not being triggered but also on the executive achieving the long-term objectives described in section the D) below (deferred incentive subject to long-term performance objectives).

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy, to which section 6.3 B vi) above refers.

Exceptionally and as a result of the hiring of a new executive director, the variable remuneration of the new executive directors may include sign-on bonus and/or buyouts.

The variable components of the executive directors’ total remuneration for 2019 must not exceed a limit of 200% of the fixed components, although the European regulation on remuneration allows certain variable components of an exceptional nature to be excluded.

A)  Benchmark incentive

Variable remuneration for executive directors in 2019 shall be determined based on a standard benchmark incentive conditional upon compliance with 100% of the established targets. The board of directors, at the proposal of the remuneration committee and based on market and internal contribution criteria, may review the benchmark variable remuneration.

B)  Setting the final incentive based on results for the year

Based on the aforementioned benchmark standard, the 2019 variable remuneration for executive directors shall be set on the basis of the following key factors:

•   A group of short-term quantitative metrics measured against annual objectives.

•   A qualitative assessment which cannot adjust the quantitative result by more than 25% upwards or downwards.

•   An exceptional adjustment that must be supported by substantiated evidence and that may involve changes prompted by deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

27. Likewise, and as stated in section below, contributions to the benefits systems for the executive directors include both fixed components and variable components, which become part of the total variable remuneration.

The detailed quantitative metrics, qualitative assessment factors and weightings are indicated in the following scorecard:

Category
and		Quantitative
weighting		metrics	Qualitative assessment
Customers (20%)		NPS/CSIA Number of loyal customers	Effective compliance with the objectives of the rules on risk conduct in respect of customers.
Shareholders (80%)	Risks (10%)	Non-performing loans ratio Cost of credit ratio (IFRS9)	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.
	Capital (20%)	Capital ratio (CET1) B	Efficient capital management.
	Return (50%)	Ordinary net profit (ONP)C (20%) RoTE: return on tangible equityB (30%)

Suitability of business growth compared to the previous year, considering the market environment and competitors.

Sustainability and solidity of results.

Efficient cost management and achievement of efficiency goals

A.  Net promoter score / customer satisfaction index.

B.  For this purpose, the capital ratio (CET1) and the RoTE will be adjusted upwards or downwards to reflect the adjustments made to the ONP pursuant to note C.

C.  For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

Lastly, and as additional conditions, in determining the incentive, it will be verified whether or not the following circumstances have occurred:

• If the Group’s ONP for 2019 is less than 50% of the ONP for 2018, the incentive would in no case exceed 50% of the benchmark incentive for 2019.

• If the Group’s ONP is negative, the incentive would be zero.

When determining individual bonuses, the board will also take into account whether any restrictions to the dividends policy have been imposed by supervisory authorities.

C)  Form of payment of the incentive

Variable remuneration is paid 50% in cash and 50% in shares, one portion in 2020 and the deferred portion over five years and subject to long-term metrics, as follows:

a)  40% of the incentive is paid in 2020 net of taxes, half in cash and half in shares.

b)  60% is paid, if applicable, in five equal parts in 2021, 2022, 2023, 2024 and 2025, net of taxes, half in cash and half in shares, subject to the conditions stipulated in section E) below.

The last three payments shall also be conditional upon the long-term objectives described in section D) below.

The portion paid in shares may not be sold until one year has elapsed from delivery thereof.

D)  Deferred variable remuneration subject to long-term objectives

As indicated above, the amounts deferred in 2023, 2024 and 2025 shall be conditional upon, in addition to the terms described in section E) below, compliance with the Group’s long-term objectives for 2019-2021. The long-term metrics are as follows:

(a)  Compliance with the consolidated EPS growth target of Banco Santander in 2021 vs. 2018. The EPS ratio relating to this target is obtained as shown in the table below:

EPS growth in 2021
(% vs. 2018)	‘EPS Ratio'
≥ 15%	1
≥ 10% but < 15%	0 – 1A
< 10%	0

A.    Straight-line increase in the EPS ratio based on the specific percentage that EPS growth in 2021 represents with respect to 2018 EPS within this bracket of the scale.

In addition, total or partial compliance of this objective requires that EPS growth in 2019 and 2020 is higher than 0%.

(b)  Relative performance of the Bank’s total shareholder return (TSR) in 2019-2021 compared to the weighted TSR of a peer group comprising 9 credit institutions, applying the appropriate TSR ratio according to the Bank’s TSR within the peer group.

Ranking of Santander TSR	'TRS Ratio'
Above percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0 – 1A
Below percentile 33	0

A.   Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.

TSR28 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

28. TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2019 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2022 (exclusive) (to calculate the final value).

The peer group comprises the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank y Unicredit.

(c)   Compliance with the Santander Group’s consolidated fully loaded target common equity tier 1 ratio (CET1) for 2021. The CET1 ratio relating to this target is obtained as described below:

CET1 in 2021	CET1 ratio
≥ 12%	1
≥ 11.50% but < 12%	0.5 – 1A
< 11.50%	0

A.Linear increase in the CET1 ratio based on the CET1 ratio for 2021 within this bracket of the scale.

To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio at 31 December 2021 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

To determine the annual amount of the deferred variable remuneration tied to performance corresponding, if applicable, to each executive director in 2023, 2024 and 2025, the following formula shall be applied to each of these payments ('Final annuity') without prejudice to any adjustment deriving from the application of the malus policy described in section 6.3 B vi) above:

Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)

where:

• 'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e., Amt. will be 12% of the total incentive set in early 2020).

• 'A' is the EPS ratio according to the scale in section (a) above, based on EPS growth in 2021 vs. 2018.

• 'B' is the TSR ratio according to the scale in section (b) above, according to the relative performance of the TSR within its peer group in 2019-2021.

• 'C' is the CET1 ratio according to compliance with the CET1 target for 2021 described in section (c) above.

The estimated maximum amount to be delivered in shares to executive directors is EUR 11.5 million.

E) Other terms of the incentive

Accrual of the deferred amounts, including amounts linked to long-term objectives, shall also be conditional upon the beneficiary’s continued service in the Group and upon none of the circumstances arising that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy, all under terms similar to those indicated for 2018. Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions therein provided.

The hedging of Santander shares received during the retention and deferral periods is expressly prohibited.

The effect of inflation on the deferred amounts in cash may be offset.

The sale of shares is also prohibited for at least one year from the receipt thereof.

The remuneration committee may propose to the board adjustments in variable remuneration under exceptional circumstances due to internal or external factors, such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies. These adjustments shall be described in detail in the corresponding report of the remuneration committee and in the annual report on director´s remuneration submitted each year to an advisory vote of the shareholders at the general shareholders’ meeting.

iii)  Holding shares

No changes in the holding shares policy are planned with respect to the terms in place for 2018 and set forth in section 6.3 E.

Remuneration of directors for 2020 and 2021

A.  Remuneration of directors in their capacity as such

No changes to the remuneration of directors in their capacity as such for 2020 and 2021 with respect to the remuneration described for 2019 are expected, without prejudice to the fact that shareholders at the 2020 or 2021 annual general meeting may approve an amount higher than the six million euros currently in force, or that the board may determine, within such limit, a different distribution thereof among directors.

B.  Remuneration of directors for the performance of executive duties

Remuneration of executive directors shall conform to principles similar to those applied in 2019, with the differences described below.

i)  Fixed components of remuneration

A)  Gross annual salary

The annual gross fixed remuneration may be revised each year depending on the criteria approved at any given time by the remuneration committee, whereby the maximum increase for 2020 and 2021 for each executive director may not exceed 5% of their annual gross salary for the previous year. Nonetheless, this increase may be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations that may be applicable, and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, in particular, their variable remuneration in view of the functions they perform, without these increases possibly leading to an increase in the total remuneration of these directors for this reason. Should these circumstances arise, they will be described in detail in the corresponding report of the remuneration committee and in the annual report on director's remuneration submitted each year to an advisory vote at the general shareholders’ meeting.

B)  Other fixed components of remuneration

No changes planned with respect to 2019.

ii) Variable components of remuneration

The policy on variable remuneration for executive directors for 2020 and 2021 will be based on much the same principles as in 2019, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.

A) Setting the variable remuneration

Variable remuneration for 2020 and 2021 for executive directors shall be determined based on a benchmark incentive approved for each year which takes into account:

•   A group of short-term quantitative metrics measured against annual objectives. These metrics shall be aligned with the Group strategic plan and include, at least, shareholder return targets, risk objectives, capital and customers. The metrics may be measured at Group level, and where applicable, at division level if the executive director is responsible for managing a specific business division. The results of each metric may be compared to both the budget established for the financial year as well as to growth compared to the prior year.

•   A qualitative assessment which cannot adjust the quantitative result by more than 25% upwards or downwards. The qualitative assessment shall be performed on the same categories as the quantitative metrics, including shareholder returns, risk and capital management and customers.

•   Potential exceptional adjustments that must be based on substantiated evidence and that may involve changes prompted by deficiencies in control and/or risks, negative assessments from supervisors or unexpected material events.

The quantitative metrics, qualitative assessment and potential extraordinary adjustments will ensure that the main objectives are considered from the perspective of different stakeholders, and that the importance of risk and capital management is factored in.

Lastly, in determining the incentive it will be verified whether or not the following circumstances have occurred:

•   If the quantitative metrics linked to profit do not reach a certain compliance threshold, the incentive may not be greater than 50% of the benchmark incentive for a given year.

•   If the results of the metrics linked to profit are negative, the incentive shall be zero.

•   When determining individual bonuses, the board will also take into account whether any restrictions to the dividends policy have been imposed by supervisory authorities.

B)  Form of payment of the incentive

No changes in form of payment are planned with respect to the terms in place for 2019.

C)  Deferred variable remuneration subject to long-term objectives

The last three annual payments of the deferred amount of each variable remuneration shall be conditional upon, in addition to the terms described in section E) above, compliance with the Group’s long-term objectives for at least a three-year period, compliance with which may only confirm or reduce the amounts and number of deferred shares.

Long-term metrics shall at least include objectives relating to value creation and return for shareholders and capital in a multi-year period of at least three years. These metrics shall be aligned with the Group’s strategic plan and reflect its main priorities from its stakeholders’ perspective.

These metrics may be measured at the level of the Group or of the country or business, when appropriate, and the performance thereof may be relatively compared to a peer group.

The portion paid in shares of the incentives may not be sold until at least one year has elapsed from delivery thereof.

D)  Other terms of the incentive

No changes in form of payment are planned with respect to the continuity, malus and clawback terms terms in place for 2019 and that are described in section E) of the remuneration policy for 2019.

Likewise, no changes are planned to the hedging prohibition or the inflation-related adjustments on cash deferred amounts terms set out in the same section.

iii)  Holding shares

The share holding policy approved in 2016 shall apply in 2020 and 2021, unless the remuneration committee, under exceptional circumstances such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies, were to propose amendments to this policy to the board. Any potential amendments would be described in detail in the corresponding remuneration committee report and in the annual report on director’s remuneration submitted each year to an advisory vote at the general shareholders’ meeting.

Terms and conditions of executive directors’ contracts

The terms for the provision of services by each of the executive directors are governed by the contracts signed by each of them with the Bank, as approved by the board of directors.

The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration, are the following:

A.  Exclusivity and non-competition

Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorised by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the poaching of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than retirement or a breach by the Bank. The compensation to be paid by the Bank for this duty of non-competition is 80% of the fixed remuneration, 40% payable on termination of the contract and 60% at the end of the two-year period for Ms Ana Botín and Mr José Antonio Álvarez. In the case of Mr Rodrigo Echenique, the compensation to be paid is two times his fixed salary, receiving 50% on termination of the contract and 50% at the beginning of the second year of the non-competition period.

B.  Code of Conduct

There is an obligation to strictly observe the provisions of the Group’s general code and of the code of conduct in securities markets, in particular with respect to rules of confidentiality, professional ethics and conflicts of interest.

C.  Termination

The contracts are of indefinite duration and do not provide for any severance payment in the case of termination other than as may be required by law.

In the event of termination of her contract by the Bank, Ms Ana Botín-Sanz de Sautuola y O’ Shea must remain available to the Bank for a period of four months to ensure a proper transition, during which period she would continue to receive her gross annual salary.

D.  Pre-retirement and benefit plans

The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not yet reached retirement age:

•  Ms Ana Botín-Sanz de Sautuola will be entitled to pre-retirement in the event of leaving her post for reasons other than breach of duty. In this case, she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remunerations, to a maximum of three. This allotment shall be reduced by 8% in the event of voluntary termination prior to the age of 60. This allotment is subject to the malus and clawback provisions in place for a period of five years.

•  Mr José Antonio Álvarez Álvarez will be entitled to pre-retire in the event of leaving his post for reasons other than his own free will or breach of duty In that case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as a senior manager. This allotment is subject to the malus and clawback provisions in place for a period of five years.

The executive directors, other than Mr Rodrigo Echenique, participate in the defined contribution system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of the executive directors who participate in the benefit system. The annual contributions are calculated in proportion to the respective pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, or their death or disability (including, if applicable, during pre-retirement). The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president). The contributions will be 22% of the pensionable bases in all cases.

The pension amount corresponding to contributions linked to variable remuneration will be invested in Santander shares for a period of five years on the retirement date or, if earlier, the cessation date, and shall be paid in cash after five years have elapsed or, if subsequent, on the retirement date. Moreover, the malus and clawback clauses corresponding to contributions linked to variable remuneration shall be applied for the same period as the bonus or incentive upon which said contributions depend.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the case of termination other than as may be required by law, and, in the case of pre- retirement, the aforementioned annual allotment.

Mr Rodrigo Echenique's contract does not provide for any charge to the Bank´s regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

E.  Insurance and other remuneration and benefits in kind

Ms Ana Botín and Mr José Antonio Álvarez will receive the fixed remuneration supplement approved as a result of the elimination of the supplementary benefits scheme in 2018. This supplement will be paid in the same amount in 2019, 2020 and 2021 and will continue to be paid until their retirement age, even if the director is then still active.

The Group has arranged life and health insurance policies for the directors.

The premiums for 2019 corresponding to this insurance amount to EUR 875 thousand, which includes the standard life insurance and, in the case of Ms Ana Botín and Mr José Antonio Alvarez, the life insurance coverage for the aforementioned fixed remuneration supplement. In 2020 and 2021, these premiums could vary in the event of a change in the fixed remuneration of directors or in their actuarial circumstances.

Similarly, executive directors are covered by the Bank’s civil liability insurance policy.

Finally, executive directors may receive other benefits in kind (such as health insurance or employee loans) in accordance with the Bank’s general policy and the corresponding tax treatment.

F.  Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

G.  Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

	By decision	By decision of
	of the Bank	the director
	(months)	(months)
Ms Ana Botin-Sanz de Sautuola y O’Shea	−	4
Mr José Antonio Álvarez Álvarez	−	−
Mr Rodrigo Echenique	−	−

Payment clauses in place of pre-notice periods are not contemplated.

Appointment of new executive directors

The components of remuneration and basic structure of the agreements described in this remunerations policy will apply to any new director that is given executive functions, notwithstanding the possibility of amending specific terms of agreements so that, overall, they contain conditions similar to those previously described.

In particular, the total remuneration of the director for performing executive duties may not be greater than the highest remuneration received by the current executive directors of the Bank pursuant to the remuneration policy approved by the shareholders. The same rules shall apply if a director assumes new duties that said director did not previously discharge or becomes an executive director.

If executive responsibilities are assumed with respect to a specific division or country, the board of directors, at the proposal of the remuneration committee, may adapt the metrics used for the establishment and accrual of the incentive in order to take into account not just the Group but also the respective division or country.

The remuneration of directors in their capacity as such, it shall be included within the maximum distributable amount set by the shareholders and to be distributed by the board of directors as described above.

Additionally, if the new director comes from an entity that is not part of the Santander Group, they could be the beneficiary of a buyout to offset the loss of variable remuneration corresponding to their prior post if they have not accepted a contract with the Group or of a sign-on bonus to attract them to join Banco Santander.

This compensation could be paid fully or partly in shares, subject to the delivery limits approved at the general shareholders’ meeting. Therefore, authorisation is expected to be sought at the next general shareholders’ meeting to deliver a specified maximum number of shares as part of any hires to which the buyout regulation applies.

Sign-on bonuses can only be agreed once with the new executive directors, they can be paid in cash or shares and in each case will not exceed the maximum variable remuneration awarded for all executive directors the preceding year.

6.5 Preparatory work and decision-making process with a description of the participation of the remuneration committee

Section 4.6 Remuneration committee activities for 2018, details the following:

•   Pursuant to the Bylaws and the Rules and regulations of the board of the Bank, the duties relating to the remuneration of the directors performed by the remuneration committee.

•   The composition of the remuneration committee at the date of approving this report.

•   The number of meetings with the risk supervision, regulation and compliance committee held in 2018, including those held jointly with the risk, compliance and regulation supervision committee.

•   The date of the meeting when this report was approved.

•   The 2017 annual report on directors´ remuneration was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 23 March 2018, with 94.42% of the votes in favour. The detail of vote was as follows:

	Number	% of totalA
Votes cast	10,233,121,753	98.25%

	Number	% of totalA
Votes against	389,585,931	3.74%
Votes in favour	9,834,835,228	94.42%
Abstentions	182,466,168	1.75%

A. Percentage on total valid votes and abstentions.

6.6 Remuneration of non-director members of senior management

At its meeting of 28 January 2019, the committee agreed to propose to the board of directors the approval of the variable remuneration for 2018 of members of senior management who are not directors. The committee’s proposal was approved by the board at its meeting of 29 January 2019.

The Bank’s general remuneration policy was applied in order to determine this variable remuneration, as well as the specificities corresponding to senior management. In general, their variable remuneration packages were calculated on the same balance of quantitative metrics and qualitative assessment used for executive directors described in section 6.3 B ii).

The contracts of certain senior managers have gone through changes similar to those set out in section 6.3 C for Ms Ana Botín and Mr José Antonio Álvarez. The changes aim to align the annual contributions with practices of comparable institutions and to reduce future liabilities (derisking) by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank. The changes are the following:

•Contributions of the pensionable bases have been reduced. The difference between contributions has been increased in the same amount in the annual gross salary.

•The supplementary benefits have been eliminated since 1 January 2018.

•The sum insured of the life insurance have been improved.

•A fixed remuneration supplement reflected in the Other remuneration element of the table below was implemented for certain senior managers.

These changes have not meant an increase in total cost for the Bank.

The table below shows the amounts of short-term remuneration (immediately payable) and deferred remuneration (excluding that linked to multi-year targets) for members of senior management at 31 December 2018 and 2017, excluding remuneration corresponding to the executive directors shown previously:

EUR thousand
		Short-term and deferred salary remuneration
			Immediately
			receivable variable	Deferred variable
	Number		remuneration	remuneration	Pension	Other
Year	of people	Fixed	(50% in shares)A	(50% in shares)B	contributions	remunerationC	TotalD
2018	18	22,475	16,748	7,582	6,193	7,263	60,261
2017	19	17,847	17,758	8,104	13,511	7,348	64,568

A. The amount of immediate payment in shares for 2018 is of 1,936 thousand Santander shares (1,430 thousand Santander shares and 226 thousand shares of Banco Santander (México) S.A. in 2017).

B. The amount of deferred shares for 2018 is of 877 thousand Santander shares.

C. Includes other items of remuneration such as life insurance premiums in the amount of EUR 1,641 thousand (692 thousand in 2017), health insurance and relocation packages.

D. In addition, as a result of the agreements for incorporation and offsetting of long-term remuneration and deferred losses in previous positions, compensation amounting to EUR 4,650 thousand and 649,000 shares of Banco Santander, S.A. was agreed in 2017. This compensation will be partially subject to deferral and/or recovery in certain cases.

The following table shows a breakdown of the salary remuneration linked to multi-year targets for members of senior management at 31 December 2018 and 2017. This remuneration will only be received if the terms of continued service, non-applicability of the malus clauses, and compliance with long-term goals are met in the corresponding deferral periods.

Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in shares)B
2018	18	7,962
2017	19	8,510

A. In 2018, this corresponds to the fair value of the maximum annual payments for 2022, 2023 and 2024 of the third cycle of the deferred variable remuneration plan linked to multi-year targets. In 2017, this corresponds to the estimated fair value of the maximum annual payments for 2021, 2022 and 2023 of the second cycle of the deferred variable remuneration plan linked to multi-year targets. The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Depending on the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

B. The amount of shares of the deferred variable remuneration subject to long-term metrics shown in the table above is of 921 thousand Santander shares in 2018.

The long-term goals are the same as those for executive directors. They are described in section 6.3 B iv).

Additionally, those senior executive vice presidents that ceased to carry out their duties in 2018 and who were not members of senior management at year-end, received salary remuneration and other remuneration relating to the cessation of their duties for a total amount of EUR 1,861 thousand during the year (EUR 5,237 thousand for those leaving their posts in 2017). Those leaving in 2017 also received long-term variable remuneration for a total of EUR 999 thousand (none in 2018).

In 2018, the ratio between the variable components of remuneration to the fixed components was 103% of the total for senior managers, in all cases respecting the upper limit of 200% set by the shareholders.

See note 5 of the Group’s 2017 consolidated financial statements for further details.

6.7 Prudentially significant disclosures document

The board of directors is responsible for approving, at the proposal of the remuneration committee, the key elements of the remuneration of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk, and whose professional activities may have an important impact on the Group’s risk profile (all of these together with the senior management and the Bank’s board of directors form the so called identified staff or material risk takers).

Every year, the remuneration committee reviews and, if applicable, updates the composition of the identified staff in order to identify the persons in the organisation who fall within the aforementioned parameters. The Remuneration Policies chapter of the 2018 Pillar III disclosures report29 describes the criteria used for identifying staff and the applicable regulation for the same purpose.

According to these criteria, at year-end 2018, this group comprised 1,384 executives across the Group (including executive directors and non-director senior managers) (1,255 in 2017), accounting for 0.68% of total staff (0.62% in 2017).

The directors that are identified staff other than executive directors are subject to the same remuneration standards applicable to the latter described in sections 6.1 and 6.3, except for:

•The various deferral percentages and terms that apply based on their category.

•The possibility that in 2018 the deferred part of the incentive of certain categories of managers is not conditional upon performance but only to the malus clause.

•As occurred with the bonuses in previous years, the variable remuneration amount that is paid or deferred in shares to the executives of the Group in Brazil, Chile, Mexico, Poland, and Santander Consumer US, is delivered in shares or similar instruments of their own listed entities.

In the financial year 2019, the board of directors will maintain its flexibility for agreeing total or partial payment in shares or similar instruments of Banco Santander and/or the respective subsidiary in the proportion it considers appropriate in each case (subject, in any event, to the maximum number of Santander shares to be delivered as agreed by shareholders at the general meeting and any regulatory restrictions applicable in each jurisdiction).

The aggregate amount of the 2018 variable remuneration of identified staff, the amounts deferred in cash and in instruments and the ratio between the variable components of remuneration to the fixed components are detailed in the remuneration policies chapter of the 2018 Pillar III disclosures report mentioned above.

29. The 2018 Pillar III disclosures report is published at our corporate website.

[This page intentionally left blank.]

7. Group structure and internal governance

The structure of the Santander Group is a model of legally independent subsidiaries whose parent is Banco Santander, S.A. The Group has registered address in the city of Santander (Cantabria, Spain) and its Corporate Centre in Boadilla del Monte (Madrid, Spain).

The Group has established a Group subsidiary governance model for its main subsidiaries. Any reference to subsidiaries in this section refers to the Bank’s most significant subsidiaries.

The key features of the Group subsidiary governance model are as follows:

•The governing bodies of each subsidiary shall ensure that their company is managed rigorously and prudently, while ensuring their economic solvency and upholding the interests of their shareholders and other stakeholders.

•Management of the subsidiaries is a local matter carried out by local management teams which provide extensive knowledge and experience in relation to local customers and markets, while also benefiting from the synergies and advantages of belonging to the Santander Group.

•The subsidiaries are subject to the regulation and supervision of their respective local authorities, without prejudice to the global supervision of the Group by the ECB.

•Customer funds are secured by virtue of the deposit guarantee funds in place in the relevant country, in accordance to the applicable laws.

Subsidiaries finance themselves autonomously when it comes to both capital and liquidity. The Group’s capital and liquidity positions are coordinated by the corporate committees. Intragroup exposure is limited and transparent and any such transactions are invariably arranged under arm’s length conditions. Moreover, the Group has listed subsidiaries in certain countries, in which it always retains a controlling stake.

The subsidiaries’ autonomy limits the contagion risk between the Group’s different units, which reduces systemic risk. Each subsidiary has its own resolution plan.

7.1 Corporate Centre

The Group subsidiary governance model of Banco Santander is further complemented with a Corporate Centre that brings together Group control and support units tasked with functions relating to strategy, risks, auditing, technology, human resources, legal services, communications and marketing, among others. The Corporate Centre adds value to the Group by:

•   Making its governance more robust, through corporate frameworks, models, policies and procedures that allow corporate expectations to be implemented and ensure effective supervision of the Group.

•   Making the Group’s units more efficient by unlocking cost management synergies, economies of scale and achieving a common brand.

•   Sharing the best commercial practices, focusing on global connectivity, launching global commercial initiatives and fostering digitalisation.

7.2 Internal governance of the Group

Santander has an internal governance framework that takes the form of a governance model, establishing a set of principles that regulate relations and the interaction that must exist between the Group and its subsidiaries on three levels:

•   On the governing bodies of the subsidiaries, where the Group has devised rules and procedures regulating the structure, composition, make-up and functioning of the boards and their committees (audit, appointments, remuneration and risks), in accordance with international standards and good governance practices. In addition, other rules and regulations concerning the appointment, remuneration and succession planning of members of governing bodies, in full compliance with the regulations and local supervisory criteria, are embedded.

•   Between the CEOs (Chief executive officers) and country heads of the subsidiaries and of the Group and between the officers and teams deemed suitable to exercise key control functions within the Group and at the subsidiaries. These officers and teams comprise the following: CRO (chief risk officer); CCO (chief compliance officer); CAE (chief audit executive); CFO (chief financial officer); CAO (chief accounting officer) and key support functions (IT, Operations, HR, General Secretary’s Office, Legal Services, Marketing, Communications and Strategy) as well as business functions (SCIB, Wealth Management and Digital and Innovation).

In relation to CEOs, country heads and other significant office holders, the governance model establishes, among other aspects, the relevant rules and regulations to be followed in relation to their appointment, setting targets, assessment, and fixing of variable remuneration and succession planning. It also explains how Group officers and their counterparts at the subsidiaries should liaise and interact.

Santander also has thematic frameworks (corporate frameworks) for matters considered to be important due to their impact on the Group’s risk profile, notable among which are risk, capital, liquidity, compliance, technology, auditing, accounting, finance, strategy, human resources, cybersecurity and communications and brand, and which specify:

•   The way the Group exercises oversight and control over the subsidiaries.

•   The Group’s involvement in certain of the subsidiaries’ important decisions, as well as the subsidiaries’ involvement in the Group’s decision-making processes.

The aforementioned governance model and corporate frameworks effectively make up the internal governance system and are approved by the board of directors of Banco Santander, S.A. for subsequent adherence to by the governing bodies of the subsidiaries, with due regard to any local requirements to which these subsidiaries may be subject. Both the model and the frameworks are maintained up to date on an ongoing basis through the recurring adoption of legislative changes and international best practices. They are subject to annual review by the Group board of directors.

Based on the corporate frameworks, the functions included in the governance model prepare internal regulatory documents (models, policies and procedures) that are given to the Group’s subsidiaries as reference and development documentation, ensuring that they are effectively implemented and embedded at local level, and in full compliance with local law and local supervisory expectations. This approach also drives a consistency of application throughout the Group as a whole.

An Internal Governance Office at Group level, comprising Governance expertise, and the subsidiaries’ General Secretaries are responsible for promoting the effective embedding of the Governance model and Corporate Frameworks. The extent and completeness of this activity is assessed by the Group on an annual basis with associated reporting to relevant Governing bodies.

8. Internal control over financial reporting (ICFR)

This section describes key aspects of the internal control and risk management systems in place at Santander Group with respect to the financial reporting process, specifically addressing the following aspects:

•   Control environment.

•   Risk assessment in financial reporting.

•   Control activities.

•   Information and communication.

•   Monitoring.

•   External auditor report.

8.1 Control environment

Governance and responsible bodies

Our board of directors approves the financial information that, due to its status as a listed company, Banco Santander must periodically make public and is responsible for overseeing and guaranteeing the integrity of the internal information and control systems, as well as the accounting and financial information systems. This includes operational and financial control and compliance with applicable legislation.

Our board of directors has set up an audit committee that assists the board in supervising the financial reporting process and internal control systems.

According to the Rules and regulations of the board, our audit committee oversees the process of preparing and presenting the mandatory financial information relating to the Bank and the Group, and the adequate delimitation of the consolidation perimeter and the correct application of the accounting criteria, including the related non-financial information, in addition to its completeness; as well as the effectiveness of the internal control systems, so that the main risks are identified, managed and properly brought to light.

In addition, our audit committee discusses with the external auditor any significant deficiencies in the internal control system that may be detected in the course of the audit and ensures that the external auditor issues a report regarding the internal control system for financial information.

The existence of an adequate ICFR, prepared and coordinated by the non-financial risk control area, corresponds to the entire organisational structure with control relevance, through a direct scheme of individually assigned responsibilities. In addition, the financial accounting and management control units in each of the countries in which the Group operates -each led by a controller- have an important role in complying with the standard. Section below includes more information on the functions carried out by each organisational structure, the controllers and the non-financial risk control area.

Functions Responsible, Code of Conduct, whistleblowing channel and training

Functions Responsible

The Group, through the corporate organisation area and the organisational units for each country/entity or business, defines, implements and maintains the organisational structures, catalogue of job positions and size of the units. Specifically, the corporate organisation function defines a reference managing and staff structure, which serves as a Manual across de Group.

The business and support areas channel any initiative related to their structure through these organisational units. These units are responsible for analysing, reviewing and, where appropriate, incorporating any structural modifications into the corporate technology tools. The organisation units are responsible for identifying and defining the main functions under the responsibility of each structural unit.

Based on this assignment, each of the business/support areas identifies and documents the necessary tasks and controls in its area within the Internal Control Model (ICM), based on its knowledge and understanding of its activities, processes and potential risks.

Each unit thus detects the potential risks associated with those processes, which are necessarily covered by the ICM. This detection takes place based on the knowledge and understanding that management has of the business and process.

It also has to establish those responsible for the various controls, tasks and functions of the documented processes, so that all the members of the division have clearly assigned responsibilities.

The purpose of this is to try to ensure, among other things, that the organisational structure provides a solid model of ICFR.

With respect to the specific process of preparing its financial information, the Group has defined clear lines of responsibility and authority. The process entails exhaustive planning, including, among other things, the distribution of tasks and functions, the required timeline and the various reviews to be performed by each manager. To this end, the Group has financial accounting and control units in each of its operating markets; these are headed up by a controller whose duties include the following:

•   Integrating the corporate policies defined at the Group level into their management, adapting them to local requirements.

•   Ensuring that the organisational structures in place are conducive to due performance of the tasks assigned, including a suitable hierarchical-functional structure.

•   Deploying critical procedures (control models), leveraging the Group’s corporate IT tools to this end.

•   Implementing the corporate accounting and management information systems, adapting them to each entity’s specific needs as required.

In order to preserve their independence, the controllers report to their country heads and to the Group’s financial accounting and control division.

In addition, to support the existence of adequate documentation for the Group’s internal control model, the corporate non-financial risk control department is responsible for establishing and reporting the work method governing the process of documenting, evaluating and certifying the internal control model that covers the ICFR system, among other regulatory and legal requirements. It also handles maintaining documentation up-to-date to adapt it to organisational and regulatory changes and, together with the general controller and management control division and, if appropriate, the representatives of the divisions and/or companies concerned, present the conclusions of the internal control model evaluation process to the audit committee. There are similar functions at each unit that report to the corporate non-financial risk control department.

Code of Conduct

The Group’s general Code of Conduct is approved by the Bank’s board of directors, setting out behavioural guidelines of ethical principles and rules of conduct that govern the actions of all Santander Group employees and, therefore, constitutes the central pillar of the Group compliance function. It also establishes guidelines for conduct, among other matters, in relation to accounting obligations and financial information.

The code can be consulted on the corporate website (www.santander.com).

This code is binding for all members of the Group’s governance bodies and all employees of Banco Santander, S.A., who acknowledge as much when they join the Group, notwithstanding the fact that some of these individuals are also bound by the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work.

The Group provides all its employees with e-learning courses on the aforementioned general code of conduct. Moreover, the compliance department is available to address any queries with respect to its application. The general code sets out the functions of the Group’s governance bodies, units and areas required to implement the code, in addition to the compliance area.

The irregularities committee, consisting of representatives from various parts of the Group, is responsible for imposing disciplinary measures for any breaches of the general code and proposing corrective actions, which may lead to labour-offence sanctions, notwithstanding any administrative or criminal sanctions that may also result from such a breach.

Whistleblowing channel

Banco Santander has a whistleblowing channel, through which employees can report, confidentially and anonymously, any allegedly unlawful acts or breaches of the general code of conduct that comes to their knowledge during the course of their professional activities.

In addition, through this whistleblowing channel, employees can confidentially and anonymously report irregularities in accounting or auditing matters, in accordance with SOX. When reports concerning accounting or auditing matters are received, the compliance function will report to the audit committee to resolve the issue and adopt the appropriate measures.

To preserve the confidentiality of communications prior to their examination by the audit committee, the procedure does not require the inclusion of personal an contact data from the sender. In addition, only certain persons in the Compliance area review the content of the communication in order to determine whether it is related to accounting or auditing matters, and, if applicable, submit it to the audit committee.

Training

Group employees involved in preparing and reviewing its financial information participate in training programmes and regular refresher courses which are specifically designed to provide them with the knowledge required to allow them to discharge their duties properly.

The training and refresher courses are mostly promoted by the management control and general audit division itself and are designed and overseen together with the corporate learning and career development unit which is, in turn, part of the HR department and is responsible for coordinating and imparting training across the Group.

These training initiatives take the form of a mixture of e-learning and onsite sessions, all of which are monitored and overseen by the aforementioned corporate unit in order to guarantee they are duly taken and that the concepts taught have been properly assimilated.

The training and periodic update programmes taught in 2018 have focused, among other subjects, on: risk analysis and management, accounting and financial statement analysis, the business, banking and financial environment, financial management, costs and budgeting, numerical skills, calculations and statistics and financial statement auditing, among other matters directly and indirectly related to the financial information process.

59,636 employees from the Group’s entities in the various countries in which it operates were involved in these training programmes, involving over 255,500 training hours at the Corporate Centre in Spain and remotely (e-learning). In addition, each country develops its own training programme based on that developed by the parent.

8.2 Risk assessment in financial reporting

Santander Group’s ICM is defined as the process carried out by the board of directors, senior management and the rest of the Group’s employees to provide reasonable assurance that their targets will be attained.

The Group’s ICM complies with the most stringent international standards and specifically complies with the guidelines established by the Committee of Sponsoring Organisations of the Tradeway Commission (COSO) in its most recent framework published in 2013, which addresses control targets in terms of operations effectiveness and efficiency, financial information reliability and compliance with applicable rules and regulations.

ICM documentation is implemented at the main Group companies using standard and uniform methodology such that it ensures inclusion of the appropriate controls and covers all material financial information risk factors.

The risk identification process takes into account all classes of risk (particularly those included in the recommendations issued by the Basel Risk Committee). Its scope is greater than all of the risks directly related to the preparation of the Group’s financial information.

The identification of potential risks that must be covered by the ICM is based on the knowledge and understanding that management have of the business and its operating processes, taking into account both criteria of relative importance and qualitative criteria associated with the type, complexity or the structure of the business itself.

In addition, the Bank ensures the existence of controls covering the potential risk of error or fraud in the issuance of the financial information, i.e., potential errors in terms of: i) the existence of the assets, liabilities and transactions as of the corresponding date; ii) the fact that the assets are Group goods or rights and the liabilities Group obligations; iii) proper and timely recognition and correct measurement of its assets, liabilities and transactions; and iv) the correct application of the accounting rules and standards and adequate disclosures.

The following aspects of the Group’s ICM model are worth highlighting:

It is a corporate model involving the whole organisational structure through a direct scheme of responsibilities assigned individually.

The management of the ICM documentation is decentralised, being delegated to the Group’s various units, while its coordination and monitoring is the duty of the non-financial risk control department, which issues general criteria and guidelines to ensure uniformity and standardisation of the documentation of procedures, control assessment tests, criteria for the classification of potential weaknesses and rule changes.

It is an extensive model with a global scope of application, which not only documents the activities relating to generation of the consolidated financial information, its core scope of application, but also other procedures developed by each entity’s support areas which, while not generating a direct impact on the accounting process, could cause possible losses or contingencies in the case of incidents, errors, regulatory breaches and/or fraud.

It is dynamic and updated continually to mirror the reality of the Group’s business as it evolves, the risks to which it is exposed and the controls in place to mitigate these risks.

It generates comprehensive documentation of all the processes falling under its scope of application and includes detailed descriptions of the transactions, evaluation criteria and checks applied to the ICM model.

All of the Group companies’ ICM documentation is compiled into a corporate IT application which is accessed by employees of differing levels of responsibility in the evaluation and certification process of Santander Group’s internal control system.

The Group has a specific process for identifying the companies that should be included within its scope of consolidation. This is mainly monitored by the financial accounting and control division and the office of the general secretary and human resources.

This procedure enables the identification of not just those entities over which the Group has control through voting rights from its direct or indirect holdings, but also those over which it exercises control through other channels, such as mutual funds, securitisations and other structured vehicles. This procedure analyses whether the Group has control over the entity, has rights over or is exposed to its variable returns, and whether it has the capacity to use its power to influence the amount of such variable returns. If the procedure concludes that the Group has such control, the entity is included in the scope of consolidation, and is fully consolidated. If not, it is analysed to identify whether there is significant influence or joint control. If this is the case, the entity is included in the scope of consolidation, and consolidated using the equity method.

Finally, the audit committee is responsible for supervising the Bank and Group’s regulated financial information process and internal control system.

In supervising this financial information, particular attention is paid to its integrity, compliance with regulatory requirements and accounting criteria, and the correct definition of the scope of consolidation. The internal control and risk management systems are regularly reviewed to ensure their effectiveness and adequate identification, management and reporting.

8.3 Control activities

Procedures for reviewing and authorising the financial information

Our audit committee by mandate of the board oversees the process of preparing and presenting the mandatory financial information regarding the Bank and the Group, which includes the related non-financial information, as well as its completeness, and reviews compliance with regulatory requirements, the appropriate delimitation of the perimeter of consolidation and the correct application of accounting criteria, ensuring that this information is permanently updated on the Bank’s website.

The process of creating, reviewing and authorising the financial information and the description of the ICFR is documented in a corporate tool which integrates the control model into risk management, including a description of the activities, risks, tasks and the controls associated with all of the transactions that may have a material effect on the financial statements. This documentation covers recurrent banking transactions and one-off transactions (stock trading, property deals, etc.) and aspects related to judgements and estimates, covering the registration, assessment, presentation and disclosure of financial information. The information in the tools is updated to reflect changes in the way of carrying out, reviewing and authorising procedures for generating financial information.

Our audit committee also has the duty to report to the board, prior to its adoption of the corresponding decisions, regarding the financial information that the Group must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices used to prepare the financial statements and is as reliable as these statements.

The most significant aspects of the accounting close process and the review of the material judgements, estimates, measurements and projections used are as follows:

•   Impairment losses on certain assets;

•   The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

•   The useful life of the tangible and intangible assets;

•   The measurement of goodwill arising on consolidation;

•   The calculation of provisions and the consideration of contingent liabilities;

•   The fair value of certain unquoted assets and liabilities;

•   The recoverability of tax assets;

•   The fair value of the identifiable assets acquired and the liabilities assumed in business combinations.

Our Group’s chief accounting officer presents to be validated the Group’s financial information to the audit committee on a quarterly basis, at least, providing explanations of the main criteria employed for estimates, valuations and value judgements.

The information provided to directors prior to board meetings, including information on value judgements, estimates and forecasts relating to the financial information, is prepared specifically for the purposes of these meetings.

To verify that the ICM is working properly and check the effectiveness of the defined functions, tasks and controls, the Group has in place an assessment and certification process that starts with an evaluation of the control activities by the staff responsible for them. Depending on the conclusions drawn, the next step is to certify the tasks and functions related to the generation of financial information so that, having analysed all such certifications, the chief executive officer, the chief financial officer and the chief accounting officer/controller certify the effectiveness of the ICM.

The annual process identifies and assesses the criticality of risks and the effectiveness of the controls identified in the Group.

The non-financial risk control unit prepares a report spelling out the conclusions reached as a result of the certification process conducted by the units, taking the following aspects into consideration:

•Detail of the certifications obtained at all levels.

•Any additional certifications considered necessary.

•Specific certification of all significant outsourced services.

•The ICM design and operation tests performed by those responsible for its maintenance and/or independent experts.

This report also itemises the main deficiencies identified throughout the certification process by any of the parties involved, indicating whether these deficiencies have been properly resolved or, if not, what plans are in place to correct them in a satisfactory manner.

The conclusions of these evaluation processes are presented to the audit committee by the non-financial risk control department, together with Accounting and Management Control division and, if appropriate, the sponsors of the divisions and/or work companies concerned, after having been presented to the risk control committee.

Lastly, based on this report, the Group’s chief accounting officer / controller (CAO), chief financial officer (CFO) and its chief executive officer (CEO) certify the effectiveness of the ICM in terms of preventing or detecting errors which could have a material impact on the consolidated financial information.

In 2018, the Group has worked to strengthen the identification and documentation of the most relevant controls for the Group (special monitoring controls) in order to ensure an adequate internal control system over financial information. Further, in order to continue strengthening the Santander Group ICM, it has been decided that from 2019 onwards the internal audit function will perform independent tests on these controls as part of its audits.

Internal control policies and procedures for IT systems

The Technology and Operations division issues corporate IT policies.

For internal control purposes, the following policies are of particular importance.

The Group’s IT systems which are directly or indirectly related to the financial statements are configured to ensure the correct preparation and publication of financial information at all times by means of a specific internal control protocol.

To this end, the entity has internal policies and procedures, which are duly updated and distributed, relating to systems security and access to the IT applications and systems based on roles and in accordance with the duties and clearances assigned to each unit/post so as to ensure proper separation of powers.

The Group’s internal policies establish that access to all systems that store or process data shall be strictly controlled, and that the level of access control required is determined by potential impact on the business. Access rights are assigned by Group experts in this area (known as authorised signatures), by roles and functions. In addition, to ensure the compliance of processes related to control and maintenance of users and profiles, personnel in each area are tasked with ensuring that information is only accessed by persons who need it for their work.

The Group’s methodology is designed to ensure that any new software developments and the updating and maintenance of existing programmes go through a definition-development-testing cycle that guarantees that financial information is handled reliably.

In this way, once software developments have been completed on the basis of the defined requirements (detailed documentation of the processes to be implemented), these developments are subjected to exhaustive testing by a specialist ‘software lab’.

The Corporate Certification Office is then responsible for the complete testing cycle of the software in a pre-production environment, prior to its final implementation. The aforementioned office manages and coordinates this whole cycle, which includes: technical and functional testing, performance testing, user acceptance testing, and pilot and prototype testing as defined by the entities, prior to making the applications available to all end users.

Underpinned by corporate methodology, the Group guarantees the existence of business continuity plans that ensure on-going performance of key functions in the event of disasters or other events that could halt or interrupt business operations.

These plans catalogue the measures, which translate into specific initiatives, designed to mitigate the scale and severity of IT incidents and to ensure that operations are up and running again as quickly and with as little fallout as possible.

To this end, the Group has highly automated back-up systems to ensure the continuity of the most critical systems with little or no human intervention thanks to parallel redundant systems, high-availability systems and redundant communication lines.

In addition, there are specific force majeure risk mitigation strategies in place, such as virtual data processing centres, back-up power suppliers and offsite storage facilities.

Internal control policies and procedures over outsourced activities and valuation services from independent experts

The Group has established an action framework and specific implementation policies and procedures to ensure the adequate coverage of the risks associated with subcontracting activities to third parties.

The relevant processes include:

•The performance of tasks relating to the initiation, recording, processing, settlement, reporting and accounting of asset valuations and transactions.

•The provision of IT support in its various manifestations: software development, infrastructure maintenance, incident management, IT security and IT processing.

•The provision of other material support services not directly related to the generation of financial information: supplier management, property management, HR management, etc.

The main control procedures in place to ensure adequate coverage of the risks intrinsic to these processes are:

•Relations among Group companies are documented in contracts which detail exhaustively the type and level of service provided.

•All of the Group’s service providers document and validate the main processes and controls related to the services they provide.

•Entities to which activities are outsourced document and validate their controls in order to ensure that the material risks associated with the outsourced services are kept within reasonable levels.

The Group assesses its estimates in-house. Whenever it considers it advisable to hire the services of a third party to help with specific matters, it does so having verified their expertise and independence, for which procedures are in place, and having validated their methods and the reasonableness of the assumptions made.

Furthermore, the Group has signed service level agreements and put in place controls to ensure the integrity and quality of information for external suppliers providing significant services that might impact the financial statements.

8.4 Information and communication

Function in charge of accounting policies

The Financial Accounting and Control division includes the accounting policies area, the head of which reports directly to the controller and has the following exclusive responsibilities:

•Defining the accounting treatment of the transactions that constitute the Bank’s business in keeping with their economic substance and the regulations governing the financial system.

•   Defining and updating the Group’s accounting policies and resolving any questions or conflicts deriving from their interpretation.

•   Enhancing and standardising the Group’s accounting practices.

•   Assisting and advising the professionals responsible for new IT developments with respect to accounting requirements and ways of presenting information for internal consumption and external distribution and on how to maintain these systems as they relate to accounting issues.

The Corporate Accounting, Financial Reporting and Management Framework sets out the principles, guidelines and procedures for accounting, financial reporting and management that apply to all entities of the Santander Group as a key underpinning of good governance. The structure of the Group calls for stipulating uniform principles, guidelines and procedures so that each Group entity can rely on effective consolidation methods and apply uniform accounting policies. The principles set out in this Framework are appropriately implemented and specified in the Group’s accounting policies.

Accounting policies must be treated as a supplement to the financial and accounting standards that apply in the given jurisdiction, being their overarching objectives (i) financial statements and other financial information made available to management bodies, regulators and third parties must provide accurate and reliable information for decision-making relating to the Group, and (ii) all Group entities must be enabled to comply in a timely manner with legal duties and obligations and regulatory requirements. The Accounting Policies are subject to revision whenever the reference regulations are modified and, at least, once a year.

Additionally, on a monthly basis, the accounting policies area publishes internally a bulletin that contains any news in accounting matters, including both the new published regulations and the most relevant interpretations. These documents are stored in the accounting standards library (NIC-KEY), which is accessible to all Group units.

The Financial Accounting and Control division has put in place procedures to ensure it has all the information it needs to update the accounting plan to cover the issue of new products and regulatory and accounting changes that make it necessary to adapt the plan and accounting principles and policies.

The Group entities, through the heads of their operations or accounting units, maintain an on-going and fluid dialogue with the financial regulation and accounting processes area and with the other areas of the management control unit.

Mechanisms for the preparation of financial information

The Group’s computer applications are configured into a management model which, using an IT system structure appropriate for a bank, is divided into several ‘layers’, which supply different kinds of services, including:

•   General information systems: these provide information to division/business unit heads.

•   Management systems: these produce information for business monitoring and control purposes.

•   Business systems: software encompassing the full product-contract-customer life cycle.

•   Structural systems: these support the data shared and used by all the applications and services. These systems include all those related to the accounting and financial information.

All these systems are designed and developed in accordance with the following IT architecture:

•   General software architecture, which defines the design patterns and principles for all systems.

•   Technical architecture, including the mechanisms used in the model for design outsourcing, tool encapsulation and task automation.

One of the overriding purposes of this model is to provide the Group’s IT systems with the right software infrastructure to manage all the transactions performed and their subsequent entry into the corresponding accounting registers, with the resources needed to enable access to and consultation of the various levels of supporting data.

The software applications do not generate accounting entries per se; they are based on a model centred on the transaction itself and a complementary model of accounting templates that specifies the accounting entries and movements to be made for the said transaction. These accounting entries and movements are designed, authorised and maintained by the Financial Accounting and Control division.

The applications execute all the transactions performed in a given day across various distribution channels (branches, internet, telephone banking, e-banking, etc.) into the ‘daily transaction register’ (DGO for its acronym in Spanish).

The DGO generates the transaction accounting entries and movements on the basis of the information contained in the accounting template, uploading it directly into the accounting infrastructure application.

This application carries out the other processes necessary to generate financial information, including: capturing and balancing the movements received, consolidating and reconciling with application balances, cross-checking the software and accounting information for accuracy, complying with the accounting allocation structural model, managing and storing auxiliary accounting data and making accounting entries for saving in the accounting system itself.

Some applications do not use this process. These rely instead on their own account assistants who upload the general accounting data directly by means of account movements, so that the definition of these accounting entries resides in the applications themselves.

In order to control this process, before inputting the movements into the general accounting system, the accounting information is uploaded into a verification system which performs a number of controls and tests.

This accounting infrastructure and the aforementioned structural systems generate the processes needed to generate, disclose and store all the financial information required of a financial institution for regulatory and internal purposes, all of which under the guidance, supervision and control of the Financial Accounting and Control division.

To minimise the attendant operational risks and optimise the quality of the information produced in the consolidation process, the Group has developed two IT tools which it uses in the financial statement consolidation process.

The first channels information flows between the units and the Financial Accounting and Control division, while the second performs the consolidation proper on the basis of the information provided by the former.

Each month, all of the entities within the Group’s scope of consolidation report their financial statements, in keeping with the Group’s audit plan.

The Group’s audit plan, which is included in the consolidation application, generally contains the disclosure needed to comply with the disclosure requirements imposed on the Group by Spanish and international authorities.

The consolidation application includes a module that standardises the accounting criteria applied so that the units make the accounting adjustments needed to make their financial statements consistent with the accounting criteria followed by the Group.

The next step, which is automated and standardised, is to convert the financial statements of the entities that do not operate in euros into the Group’s functional currency.

The financial statements of the entities comprising the scope of consolidation are subsequently aggregated.

The consolidation process identifies intragroup items, ensuring they are correctly eliminated. In addition, in order to ensure the quality and comprehensiveness of the information, the consolidation application is configured to make investment-equity elimination adjustments and to eliminate intragroup transactions, which are generated automatically in keeping with the system settings and checks.

Lastly, the consolidation application includes another module (the annex module) which allows all units to upload the accounting and non-accounting information not specified in the aforementioned audit plan and which the Group deems opportune for the purpose of complying with applicable disclosure requirements.

This entire process is highly automated and includes automatic controls to enable the detection of incidents in the consolidation process. The Financial Accounting and Control division also performs additional oversight and analytical controls.

8.5 Monitoring

2018 ICFR monitoring activities and results

Our board has approved a corporate internal audit framework for the Santander Group, defining the global function of internal audit and how it is to be carried out.

In accordance with this, internal audit is a permanent function and independent from all other functions and units. Its mission is to provide the board of directors and senior management with independent assurances in regard to the quality and efficacy of the systems and processes of internal control, risk management (current and emerging) and governance, thereby helping to safeguard the organisation’s value, solvency and reputation. Internal audit reports to the audit committee and to the board of directors on a regular basis and at least twice a year, as an independent unit, it has direct access to the board when it deems it appropriate.

The internal audit evaluates:

•   The efficacy and efficiency of the processes and systems cited above;

•   Compliance with applicable legislation and requirements of supervisory bodies;

•   The reliability and integrity of financial and operating information; and

•   The integrity of capital.

Internal audit is the third line of defence, independent of the other two.

The scope of its work encompasses:

•   All Group entities over which it exercises effective control;

•   Separate asset pools (for example, mutual funds) managed by the entities mentioned in the previous section; and

•   All entities (or separate asset pools) not included in the previous points, for which there is an agreement for the Group to provide internal audit functions.

This scope, subjectively defined, includes the activities, businesses and processes carried out (either directly or through outsourcing), the existing organisation and any commercial networks. In addition, and also as part of its mission, internal audit can undertake audits in other subsidiaries not included among the points above, when the Group has reserved this right as a shareholder, and in outsourced activities pursuant to the agreements reached in each case.

Our audit committee supervises the Group’s internal audit function and, specifically, must: (i) propose the selection, appointment and withdrawal of the officer responsible for internal audit; (ii) ensure the independence and effectiveness of the internal audit function; (iii) ensure that the internal audit function has the physical and human resources needed for the performance of its work and propose the budget for this service; (iv) receive periodic information regarding the activities thereof and review the annual activities report; (v) annually assess the function of the internal audit unit and the performance of its leading officer, which shall be communicated to the remuneration committee and to the board to determine the variable remuneration thereof and (vi) verify that senior management and the board take into account the conclusions and recommendations set forth in its reports.

At year-end 2018, internal audit employed 1,210 people, all dedicated exclusively to this service. Of these, 266 were based at the Corporate Centre and 944 in local units situated in the principal geographic areas in which the Group is present, all of who work exclusively at those locations.

Each year, Internal Audit prepares an audit plan based on a self-assessment exercise of the risks to which the Group is exposed. Internal Audit is solely responsible for executing the plan. From the reviews carried out, audit recommendations may be prepared. These are prioritised according to their relative importance and are monitored continuously until their complete implementation.

At its meeting on 21 February 2019, the audit committee considered and approved the audit plan for 2019, which was submitted to, and approved by the board at the meeting held on 26 February 2019.

In 2018, the effectiveness and functioning of the main elements of the internal control system and controls on information systems in the units analysed were assessed.

The main objectives of the internal audit reviews were:

•   Verify compliance with sections 302, 404, 406, 407 and 806 of the Sarbanes-Oxley Act.

•   Check the existing governance on the information related to the internal control system over financial information.

•   Review the functions performed by the internal control departments and other departments, areas or divisions involved in compliance with the SOX Act.

•   Check that the SOX support documentation is updated.

•   Verify the effectiveness of the controls documented in the process.

•   Evaluate the rigour of the certifications carried out by the different units, especially their consistency with any observations and recommendations set forward by Internal Audit, the auditors of the statutory accounts or the supervisory bodies themselves within the framework of their reviews.

•   Verify proper compliance with the recommendations made in previous audits.

In 2018, the audit committee and the board of directors were kept informed of the work carried out by the Internal Audit division on its annual plan and other issues related to the audit function. The audit committee assessed whether the work of internal audit was sufficient and the results of its activity and monitored the recommendations made, particularly the most important. It also reviewed the effects of the results of this work on the financial information. Finally, the committee monitored the corrective actions implemented, giving priority to the most important of these.

Detection and management of deficiencies

Our audit committee is officially tasked with overseeing the financial information process and the internal control systems. It deals with any control deficiencies that might affect the reliability and accuracy of the financial statements. To this end, it can call in the various areas of the Group involved to provide the necessary information and clarifications. The committee also takes stock of the potential impact of any flaws detected in the fiancial information.

The audit committee, as part of its remit to oversee the financial reporting process and the internal control systems, is responsible for discussing with the external auditors any significant weaknesses detected in the course of the audit.

As part of its supervision work, our audit committee assesses the results of the work of the Internal Audit division, and can take action as necessary to correct any deficiencies identified in the financial information.

In 2018, our audit committee was informed about the evaluation and certification of the ICM corresponding to tax year 2017 and drew conclusions on the effectiveness of the Group’s ICM, in compliance with CNMV ICFR and SEC Sarbanes-Oxley Law (SOX) and ICFR.

Internal audit has maintained the 2017 ICFR rating, identifying no material deficiencies in the control environment.

[This page intentionally left blank.]

[This page intentionally left blank.]

9. Other corporate governance information

As indicated in the introduction of this chapter 'Redesigned corporate governance report', since 12 June 2018 (Circular 2/2018) CNMV has allowed the annual corporate governance and directors’ remuneration reports mandatory for Spanish listed companies to be drafted in a free format. We have opted to use a free format for our 2018 corporate governance report and 2018 directors’ remuneration report.

However, CNMV requires any issuer opting to use a free format to provide certain information in a format established by CNMV so that it can be aggregated for statistical purposes. This information is included (i) for corporate governance matters under section 9.2 'Statistical information on corporate governance required by CNMV' and also covers the section 'comply with the recommendations in the Spanish Corporate Governance Code for Listed Companies or explain' and (ii) for remuneration matters under section 9.5 'Statistical information on remuneration required by CNMV'.

In addition, since some shareholders or other stakeholders may be accustomed to the prescribed formats required by CNMV, section 9.1 'Reconciliation to CNMV’s corporate governance report model' and section 9.4 'Reconciliation to CNMV’s remuneration report model' include, for each section in the CNMV’s prescribed formats for corporate governance and remuneration reports, prescribed formats, a cross reference to where this information may be found in the free format 2018 annual corporate governance report or in the other chapters of this annual report. Please note however that CNMV’s prescribed formats have changed slightly in 2018 and therefore the content for each section varies from the previous year.

Moreover, we have traditionally filled in the 'comply or explain' section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, have included in section 9.3 'Cross-reference table for comply or explain in corporate governance recommendations' a chart with cross-references showing where the information supporting each response can be found in this 2018 corporate governance chapter or elsewhere in this consolidated directors´report.

9.1 Reconciliation to CNMV’s corporate governance report model

Section in CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See section 2.1.
A.2	Yes	See section 2.3 where we explain there are no significant shareholders for its own acount.
A.3	Yes	See 'Tenure, committee membership and equity ownership' in section 4.2 and section 6.
A.4	No	See section 2.3 where we explain there are no significant shareholders for its own acount so this section does not apply.
A.5	No	See section 2.3 where we explain there are no significant shareholders for its own acount so this section does not apply.
A.6	No	See section 2.3 where we explain there are no significant shareholders for its own acount so this section does not apply.
A.7	Yes	See section 2.4.
A.8	Yes	Not applicable.
A.9	Yes	See section 2.5.
A.10	No	See section 2.5.
A.11	Yes	See section 2.1 and statistical information.
A.12	No	See section 3.2.
A.13	No	See section 3.2.
A.14	Yes	See section 2.6.

Section in CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See 'Quorum and majorities required for passing resolutions at the GSM' in section 3.2.
B.2	No	See 'Quorum and majorities required for passing resolutions at the GSM' in section 3.2.
B.3	No	See 'Quorum and majorities required for passing resolutions at the GSM' and 'Rules governing amendments to our Bylaws' in section 3.2.
B.4	Yes	None.
B.5	Yes	See section 3.4.
B.6	Yes	See 'Participation of shareholders at the GSM' in section 3.2.
B.7	No	See 'Quorum and majorities required for passing resolutions at the GSM' in section 3.2.
B.8	No	See 'Corporate website' in section 3.2.
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1	Yes	See 'Size' in section 4.2.
C.1.2	Yes	See 'Tenure, committee membership and equity ownership' in section 4.2.
C.1.3	Yes	See section 2.4, 4.1 and 'Executive directors', 'Independent non-executive directors', 'Other external directors' and 'Composition by type of director' in section 4.2.
C.1.4	Yes	See section 1.4 and 'Diversity' in section 4.2.
C.1.5	No	See 'Diversity' in section 4.2 and section 4.5 and regarding top excecutive positions, see 'Responsible banking' chapter.
C.1.6	No	See 'Diversity' in section 4.2 and section 4.5.
C.1.7	No	See section 1.4 and 'Diversity' in section 4.2.
C.1.8	No	Not applicable.
C.1.9	No	See section 'Group executive chairman and chief executive officer' and 'Executive committee' in section 4.3.
C.1.10	No	See section 4.1.
C.1.11	Yes	See section 4.1.
C.1.12	Yes	See 'Board and committees attendance' in section 4.3.
C.1.13	Yes	See section 6 and, additionally, note 5 c) to our 'consolidated financial statements'.
C.1.14	Yes	See section 5 and 6.
C.1.15	Yes	See 'Rules and regulations of the board' in section 4.3.
C.1.16	No	See 'Election, refreshment and succession of directors' in section 4.2.
C.1.17	No	See 'Self-assessment of the board' in section 4.3 and section 4.5.
C.1.18	No	See 'Self-assessment of the board' in section 4.3.
C.1.19	No	See 'Election, refreshment and succession of directors' in section 4.2.
C.1.20	No	See 'Proceedings of the board' in section 4.3.
C.1.21	Yes	Not applicable.
C.1.22	No	See 'Diversity' in section 4.2.
C.1.23	Yes	See 'Election, refreshment and succession of directors' in section 4.2.
C.1.24	No	See section 4.3 'Board functioning and effectiveness'.
C.1.25	Yes	See section 4.3 'Board functioning and effectiveness' and sections 4.4, 4.5, 4.6 and 4.7.
C.1.26	Yes	See 'Board and committees attendance' in section 4.3.
C.1.27	Yes	See statistical information.
C.1.28	No	See 'Duties and activities in 2018' in section 4.4.
C.1.29	Yes	See 'Secretary of the board' in section 4.3.
C.1.30	No	See 3.1; 'Duties and activities in 2018' in section 4.4; and section 9.6.
C.1.31	Yes	See 'External auditor' in section 4.4.
C.1.32	Yes	See 'Duties and activities in 2018' in section 4.4.
C.1.33	Yes	Not applicable.

Section in CNMV model	Included in statistical report	Comments
C.1.34	Yes	See statistical information.
C.1.35	Yes	See 'Proceedings of the board' in section 4.3.
C.1.36	No	See 'Election, refreshment and succession of directors' in section 4.2.
C.1.37	No	Not applicable.
C.1.38	No	Not applicable.
C.1.39	Yes	See section 6.4. and 6.7.
C.2 Board committees
C.2.1	Yes

See 'Board committees structure';  'Executive committee';  'Responsible banking, sustainability and culture committee' and 'Innovation and technology committee' in section 4.3 and sections 4.4,  4.5,  4.6 and 4.7.

C.2.2	Yes	See statistical information.
C.2.3	No	See 'Rules and regulations of the board' in section 4.3 and sections 4.4, 4.5, 4.6 and 4.7.
D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See 'Related-party transactions' in section 4.8.
D.2	Yes	Not applicable.
D.3	Yes	Not applicable. See 'Related-party transactions' in section 4.8.
D.4	Yes	See statistical information.
D.5	Yes	Not applicable. See section 4.8 'Related-party transactions and conflicts of interest'.
D.6	No	See 'Related-party transactions and conflicts of interest' in section 4.8.
D.7	Yes	Not applicable.
E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No

See chapter 'Risk management' of this consolidated directors´ report, in particular section 1 'Risk management and control model' and sections 'Risk culture' and 'Tax strategy' in the Responsible banking chapter.

E.2	No	See chapter 'Risk management' of this consolidated directors´ report, in particular section 1.1 'Risk governance' and sections 'Risk culture' and 'Tax strategy' in the Responsible banking chapter.
E.3	No

See chapter 'Risk management' of this consolidated directors´ report, in particular section 2 'Risk map and risk profile',and 'Responsible banking' chapter and for our capital needs, see also section  'Economic capital' in Economic and financial review chapter.

E.4	No

See chapter 'Risk management' of this consolidated directors´ report, in particular section 1.3 'Management processes and tools' and sections 'Risk culture' and 'Tax strategy' in the Responsible banking chapter.

E.5	No

See chapter 'Risk management' of this consolidated directors´ report, in particular section 2 'Risk map and risk profile', and sections 3 to 9 of such chapter for each risk. Additionally, see note 25e.i to our consolidated financial statements.

E.6	No	See chapter 'Risk management' of this consolidated directors´ report, in particular section 2 'Risk map and risk profile', and sections 3 to 9 of such chapter for each risk.
F. ICFRS
F.1	No	See section 8.1 'Control environment'.
F.2	No	See section 8.2 'Risk assessment in financial reporting'.
F.3	No	See section 8.3 'Control activities'.
F.4	No	See section 8.4 'Information and communication'.
F.5	No	See section 8.5 'Monitoring'.
F.6	No	Not applicable.
F7	No	See section 8.6 'External auditor report'.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See 'Degree of compliance with the corporate governance recommendations' in section 9.2 and section 9.3.

9.2 Statistical information on corporate governance required by CNMV

Unless otherwise indicated all data as of 31 December 2018.

A. OWNERSHIP STRUCTURE

A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
06/11/2018	8,118,286,971	16,236,573,942	16,236,573,942

Indicate whether different types of shares exist with different associated rights:

Yes ☐   No ☑

A.2 List the direct and indirect holders of significant ownership interests at year-end, excluding directors:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of
Name or corporate name of sharerholder	Direct	Indirect	Direct	Indirect	voting rights
BlackRock Inc.	0	4.50%	0	1.10%	5.60%

Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	4.50%	1.10%	5.60%

A.3 Complete the following tables on company directors holding voting rights through company shares:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting	% of voting rights that may be transferred through financial instruments
Name or corporate name of director	Direct	Indirect	Direct	Indirect	rights	Direct	Indirect
Ms Ana Botín-Sanz de Sautuola y O’Shea	0.00	0.13	0.00	0.00	0.13	0.00	0.00
Mr José Antonio Álvarez Álvarez	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Mr Bruce Carnegie-Brown	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Rodrigo Echenique Gordillo	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Ms Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ignacio Benjumea Cabeza de Vaca	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Mr Javier Botín-Sanz de Sautuola y O’Shea	0.03	0.46	0.00	0.00	0.49	0.00	0.00
Mr Álvaro Cardoso de Souza	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Guillermo de la Dehesa Romero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Carlos Fernández González	0.11	0.00	0.00	0.00	0.11	0.00	0.00
Ms Esther Giménez-Salinas i Colomer	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ramiro Mato García Ansorena	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Juan Miguel Villar Mir	0.00	0.00	0.00	0.00	0.00	0.00	0.00

% total voting rights held by the board of directors	0.77%

A.7 Indicate whether the company has been notified of any shareholders’ agreements pursuant to Articles 530 and 531 of the Spanish Companies Act (LSC). Provide a brief description and list the shareholders bound by the agreement, as applicable:

Yes ☑   No ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directly and through Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea (directly and through Puente San Miguel, S.L.U.) Ms Ana Botín-Sanz de Sautuola y O’Shea (directly and through CRONJE, S.L.U.) Ms Carolina Botín-Sanz de Sautuola y O’Shea (through Nueva Azil, S.L.) Ms Paloma Botín-Sanz de Sautuola y O’Shea (directly and through Bright Sky 2012, S.L.) Ms Carmen Botín-Sanz de Sautuola y O’Shea Latimer Inversiones, S.L.	0.49%	Transfer restrictions and syndication of voting rights as described under section 2.4 'Shareholders’ agreements' of the Corporate governance chapter in the consolidated directors' report.	01/01/2056

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:

Yes ☑   No ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directly and through Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea (directly and through Puente San Miguel, S.L.U.) Ms Ana Botín-Sanz de Sautuola y O’Shea (directly and through CRONJE, S.L.U.) Ms Carolina Botín-Sanz de Sautuola y O’Shea (through Nueva Azil, S.L.) Ms Paloma Botín-Sanz de Sautuola y O’Shea (directly and through Bright Sky 2012, S.L.) Ms Carmen Botín-Sanz de Sautuola y O’Shea Latimer Inversiones, S.L.	0.49%	Transfer restrictions and syndication of voting rights as described under section 2.4 'Shareholders’ agreements' of the Corporate governance chapter in the consolidated directors' report.	01/01/2056

A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:

Yes ☐   No ☑

A.9 Complete the following tables on the company’s treasury shares:

At year end:

Number of shares held directly	Number of shares held indirectly*	% of total share capital
0	12,249,652	0.07%

(*)Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestíon, S.A.	11,400,000
Banco Santander Río, S.A.	849,652
Total:	12,249,652

A.11 Estimated free float:

%
Estimated free float	93.59%

A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes ☑   No ☐

B. GENERAL SHAREHOLDERS’ MEETING

B.4 Indicate the attendance figures for the general shareholders’ meetings held during the fiscal year to which this report relates and in the two preceding fiscal years:

*
	Attendance data
Date	% attending in person	% by proxy	% remote voting		Total
of General Meeting			Electronic means	Other
18/03/2016	0 .86%	43.46%	0.27%	13.04%	57.63%
of which free float:	0.19%	43.46%	0.27%	13.04%	56.96%

	Attendance data
Date	% attending in person	% by proxy	% remote voting		Total
of General Meeting			Electronic means	Other
07/04/2017	0.90%	47.48%	0.37%	15.27%	64.02%
of which free float:	0.26%	47.48%	0.37%	15.27%	63.38%

	Attendance data
Date	% attending in person	% by proxy	% remote voting		Total
of General Meeting			Electronic means	Other
23/03/2018	0.82%	47.61%	0.38%	15.74%	64.55%
of which free float:	0.18%	47.61%	0.38%	15.74%	63.91%

B.5 Indicate whether in the general shareholders’ meetings held during the fiscal year to which this report relate there has been any matter submitted to them which, for any reason, has not been approved by the shareholders.

Yes ☐   No ☑

B.6 Indicate whether the bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:

Yes ☐   No ☑

C. MANAGEMENT STRUCTURE

C.1 Board of directors

C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors fixed by GSM	15

C.1.2 Complete the following table with the directors’ details:

Name or corporate		Category of	Position in	Date of first	Date of last
name of director	Representative	director	the board	appointment	appointment	Election procedure
Ms Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chairman	04/02/1989	07/04/2017	Vote in general shareholders’ meeting
Mr José Antonio Álvarez Álvarez	N/A	Executive	Chief executive officer	25/11/2014	07/04/2017	Vote in general shareholders’ meeting
Mr Bruce Carnegie-Brown	N/A	Non-executive independent	Lead independent director	25/11/2014	18/03/2016	Vote in general shareholders’ meeting
Mr Rodrigo Echenique Gordillo	N/A	Executive	Vice chairman	07/10/1988	07/04/2017	Vote in general shareholders’ meeting
Ms Homaira Akbari	N/A	Non-executive independent	Director	27/09/2016	23/03/2018	Vote in general shareholders’ meeting
Mr Ignacio Benjumea Cabeza de Vaca	N/A	Other external (neither independent nor proprietary)	Director	30/06/2015	23/03/2018	Vote in general shareholders’ meeting
Mr Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external (neither independent nor proprietary	Director	25/07/2004	18/03/2016	Vote in general shareholders’ meeting
Mr Álvaro Cardoso de Souza	N/A	Non-executive independent	Director	23/03/2018	23/03/2018	Vote in general shareholders’ meeting
Ms Sol Daurella Comadrán	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting
Mr Guillermo de la Dehesa Romero	N/A	Other external (neither independent nor proprietary	Vice chairman	24/06/2002	23/03/2018	Vote in general shareholders’ meeting
Mr Carlos Fernández González	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting
Ms Esther Giménez- Salinas i Colomer	N/A	Non-executive independent	Director	30/03/2012	07/04/2017	Vote in general shareholders’ meeting
Mr Ramiro Mato García-Ansorena	N/A	Non-executive independent	Director	28/11/2017	23/03/2018	Vote in general shareholders´ meeting
Ms Belén Romana García	N/A	Non-executive independent	Director	22/12/2015	07/04/2018	Vote in general shareholders’ meeting
Mr Juan Miguel Villar Mir	N/A	Non-executive independent	Director	07/05/2013	27/03/2015	Vote in general shareholders’ meeting

Total number of directors			15

Indicate any directors who have left during the fiscal year to which this report relates, regardless of the reason (whether for resignation, removal or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
N/A	N/A	N/A	N/A	N/A	N/A

C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors

Name or corporate name of director	Position held in the company	Profile
Ms Ana Botín-Sanz de Sautuola y O’Shea	Group executive chairman	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr José Antonio Álvarez Álvarez	CEO	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Rodrigo Echenique Gordillo	Vice chairman	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.

Total number of executive directors		3
% of the Board		20%

Proprietary non-executive directors

Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A

Total number of proprietary non-executive directors		0
% of the Board		0%

Independent non-executive directors

Name or corporate name of director	Profile
Mr Bruce Carnegie-Brown	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Ms Homaira Akbari	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Álvaro Cardoso de Souza	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Ms Sol Daurella Comadrán	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Carlos Fernández González	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Ms Esther Giménez-Salinas i Colomer	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Ramiro Mato García-Ansorena	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Ms Belén Romana Garcia	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Juan Miguel Villar Mir	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Total number of independent directors	9
% of the Board	60%

Identify any independent director who receives from the company or its group any amount or perk other than his or her director remuneration or who maintain or have maintained during the fiscal year covered in this report a business relationship with the company or any group company, either in his or her own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained such a business relationship.

In such a case, a reasoned statement from the Board on why the relevant director(s) is able to carry on their duties as independent director(s) shall be included.

Name or corporate name of director	Description of the relationship	Reasoned statement
Sol Daurella Comadrán	Financing

When assessing the annual verification of independent directors the appointments committee has verified whether there are significant business relationships between Santander Group and the companies in which these directors are or have previously been significant shareholders or directors, with regard to the financing granted by the Santander Group to these companies. In all cases, the committee concluded that the existing relations did not have the condition of significant among other reasons, as the business relationships: (i) do not generate a situation of economic dependence in the relevant companies in view of the substitutability of this financing for other sources of funding, either bank-based financing or other, (ii) are aligned with the market share of Santander Group within the relevant market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. NYSE, Nasdaq and Canada’s Bank Act.

Juan Miguel Villar Mir	Financing

Other non-executive directors

Identify all other non-executive directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons for not qualifying under other category	Entity, executive or shareholder with whom it maintains a relationship	Profile
Mr Guillermo de la Dehesa Romero	He has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Ignacio Benjumea Cabeza de Vaca	As the required period has not lapsed since he ceased his professional relationship with the Bank (other tan that as a director of the Bank and of Santander Spain).	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.
Mr Javier Botín-Sanz de Sautuola y O’Shea	He has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the consolidated directors' report.

Total number of other non-executive directors	3
% of the Board	20%

List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
Mr Javier Botín-Sanz de Sautuola y O’Shea	13/02/ 2018	Proprietary director	Other external director

C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2018	FY 2017	FY 2016	FY 2015	FY 2018	FY 2017	FY 2016	FY 2015
Executive	1	1	1	1	33.33%	33.33%	25.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	4	4	5	4	44.44%	50.00%	62.5%	50.00%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Total:	5	5	6	5	33.33%	35.71%	40.00%	33.33%

C.1.11 Identify those directors (or individuals representing the director in the case of directors who are body corporates) who hold a directorship of other non-group companies that are listed on official securities markets (or who are the individuals representing a body corporate holding such a directorship), if communicated to the company:

Name or corporate name of director	Name of the listed company	Position
Ms Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director
Mr Bruce Carnegie-Brown	Moneysupermarket.com Group plc.	Chairman
Mr Rodrigo Echenique Gordillo	Industria de Diseño Textil, S.A. (Inditex)	Director
Mr Guillermo de la Dehesa Romero	Amadeus IT Group, S.A.	Vice Chairman
Ms Homaira Akbari	Veolia Environnment, S.A.	Director
	Landstar System, Inc.	Director
	Gemalto N.V.	Director
Ms Sol Daurella Comadrán	Coca-Cola European Partners plc.	Chairman
Mr Carlos Fernández González	Inmobiliaria Colonial, S.A.	Director
	AmRest Holdings SE	Director
Ms Belén Romana García	Aviva plc.	Director

C.1.12 Indicate and, if applicable explain, if the company has established rules on the maximum number of directorships its directors may hold and, if so, where they are regulated:

Yes ☑   No ☐

This maximum is established, as provided for in article 30 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.

C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	28,910
Amount of accumulated pension rights of current directors (EUR thousand)	76,337
Amount of accumulated pension rights of former directors (EUR thousand)	70,169

C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the fiscal year:

Name or corporate name	Position (s)
Mr Rami Aboukhair Hurtado	Country head - Santander Spain
Mr Enrique Álvarez Labiano	Group head of Chairman’s Office and Strategy. Global head of Insurance, Network Banking and Responsible Banking
Ms Lindsey Tyler Argalas	Head of Santander Digital
Mr Juan Manuel Cendoya Méndez de Vigo	Group head of Communications, Corporate Marketing and Research
Mr José Fransisco Doncel Razola	Group head of Accounting and Financial Control
Mr Keiran Paul Foad	Group Chief Risk Officer
Mr José Antonio García Cantera	Group Chief Financial Officer
Mr Juan Guitard Marín	Group Chief Audit Executive
Mr José Maria Linares Perou	Global head of Corporate & Investment Banking
Ms Mónica Lopez-Mónís Gallego	Group Chief Compliance Officer
Mr Javier Maldonado Trinchant	Group head of Costs
Mr Dirk Marzluf	Group head of Technology and Operations
Mr Víctor Matarranz Sanz de Madrid	Global head of Wealth Management
Mr José Luis de Mora Gil-Gallardo	Group head of Financial Planning and Corporate Development
Mr José María Nus Badía	Risk adviser to Group executive chairman
Mr Jaimé Pérez Renovales	Group head of General Secretariat and Human Resources
Ms Magda Salarich Fernández de Valderrama	Head of Santander Consumer Finance
Ms Jennifer Scardino	Head of Global communications. Group deputy head of Communications, Corporate Marketing and Research

Total remuneration accrued by the senior management (EUR thousand)	62,478

C.1.15 Indicate whether any changes have been made to the board Rules and regulations during the fiscal year:

Yes ☑   No ☐

C.1.21 Indicate whether there are any specific requirements, other than those applying to directors generally, to be appointed chairman.

Yes ☐   No ☑

C.1.23 Indicate whether the bylaws or the board Rules and regulations set a limited term of office (or other requirements which are stricter than those provided for in the law) for independent directors different than the one provided for in the law.

Yes ☐   No ☑

C.1.25 Indicate the number of board meetings held during the fiscal year and how many times the board has met without the chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	12
Number of board meetings held without the chairman’s attendance	0

Indicate the number of meetings held by the lead independent director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	3

Indicate the number of meetings of the various board committees held during the fiscal year.

Number of meetings of the audit committee	13
Number of meetings of the responsible banking, sustainability and culture committee	2
Number of meetings of the innovation and technology committee	3
Number of meetings of the appointments committee	13
Number of meetings of the remuneration committee	11
Number of meetings of the risk supervision, regulation and compliance committee	13
Number of meetings of the executive committee	45

C.1.26 Indicate the number of board meetings held during the fiscal year and data about the attendance of the directors.

Number of meetings with at least 80% of directors being present	12
% of votes cast by members present over total votes in the fiscal year	98.27%
Number of board meetings with all directors being present (or represented having given specific instructions)	10
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the fiscal year	100%

C.1.27 Indicate whether the company´s consolidated and individual financial statements are certified before they are submitted to the board for their formulation.

Yes ☑   No ☐

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their formulation by the board:

Name	Position
Mr José Francisco Doncel Razola	Group chief accounting officer

C.1.29 Is the secretary of the board also a director?

Yes ☐   No ☑

If the secretary of the board is not a director fill in the following table:

Name or corporate name
of the secretary	Representative
Mr Jaime Pérez Renovales	N/A

C.1.31 Indicate whether the company has changed its external audit firm during the fiscal year. If so, identify the incoming audit firm and the outgoing audit firm:

Yes ☐   No ☑

C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.

Yes ☑   No ☐

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	585	3,665	4,250
Amount of non-audit work as a % of amount of audit work	0.6%	3.6%	4.2%

C.1.33 Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the chairman of the audit committee to the shareholders in the general shareholders meeting to explain the content and scope of those reservations or qualifications.

Yes ☐   No ☑

C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	3	3

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	8.11%	8.33%

C.1.35 Indicate and if applicable explain whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes ☑   No ☐

Procedures

Our Rules and regulations of the board stipulate that members of the board and committees are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring the confidentiality of the information.

C.1.39 Identify, individually in the case of directors, and in the aggregate in all other cases, and provide detailed information on, agreements between the company and its directors, executives and employees that provide indemnification, guarantee or golder parachute clause in the event of resignation, unfair dismissal or termination as a result of a takeover bid or other type of transaction.

Number of beneficiaries	17
Type of beneficiary	Description of the agreement:
Employees

The Bank has no commitments to provide severance pay to directors.

A number of employees have a right to compensation equivalent to one to two years of their basic salary in the event of their contracts being terminated by the Bank in the first two years of their contract in the event of dismissal on grounds other than their own will, retirement, disability or serious dereliction of duties.

In addition, for the purposes of legal compensation, in the event of redundancy a number of employees are entitled to recognition of length of service including services provided prior to being contracted by the Bank; this would entitle them to higher compensation than they would be due based on their actual length of service with the Bank itself.

Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	

C.2 Board committees

C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee

Name	Position	Type
Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Bruce Carnegie-Brown	Member	Independent non-executive director
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Mr Rodrigo Echenique Gordillo	Member	Executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director
Ms Belén Romana García	Member	Independent non-executive director
	Member
	Member
% of executive directors		37.50%
% of proprietary directors		0%
% of independent directors		37.50%
% of other non-executive directors		25%

Audit committee
Name	Position	Type
Ms Belén Romana García	Chairman	Independent non-executive director
Ms Homaira Akbari	Member	Independent non-executive director
Mr Carlos Fernández González	Member	Independent non-executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		100%
% of other non-executive directors		0%

Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chairman.

Name of directors with accounting or audit experience	Ms Belén Romana García Ms Homaira Akbari
Mr Carlos Fernández González Mr Ramiro Mato García-Ansorena
Date of appointment of the committee Chairman for that position	26 April 2016

Appointments committee

Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non-executive director
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Sol Daurella Comádran	Member	Independent non-executive director
Mr Carlos Fernández González	Member	Independent non-executive director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		75.00%
% of other executive directors		25.00%

Remuneration committee
Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Sol Daurella Comadrán	Member	Independent non-executive director
Mr Carlos Fernández González	Member	Independent non-executive director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		60.00%
% of other external directors		40.00%

Risk supervision, regulation and compliance committee
Name	Position	Type
Mr Álvaro Cardoso de Souza	Chairman	Independent non-executive director
Mr Bruce Carnegie-Brown	Member	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Ms Esther Giménez- Salinas i Colomer	Member	Independent non-executive director
Mr Ramiro Mato García-Ansorena	Member	Independent non-executive director
Ms Belén Romana García	Member	Independent non-executive director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		83.33%
% of other external directors		16.67%

Responsible banking, sustainability and culture committee
Name	Position	Type
Mr Ramiro Mato García-Ansorena	Chairman	Independent non-executive director
Ms Ana Botín-Sanz de Sautuola y O’Shea	Member	Executive director
Ms Homaira Akbari	Member	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Álvaro Cardoso de Souza	Member	Independent non-executive director
Ms Sol Daurella Comadrán	Member	Independent non-executive director
Ms Esther Giménez-Salinas i Colomer	Member	Independent non-executive director
Ms Belén Romana García	Member	Independent non-executive director

% of executive directors		12.50%
% of proprietary directors		0%
% of independent directors		75%
% of other external directors		12.50%

Innovation and technology committee
Name	Position	Type
Ms Ana Botin-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Bruce Carnegie-Brown	Member	Independent non-executive director
Ms Homaira Akbari	Member	Independent non-executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director (neither proprietary nor independent)
Mr Guillermo de la Dehesa Romero	Member	Other external director (neither proprietary nor independent)
Ms Belén Romana García	Member	Independent non-executive director

% of executive directors		28.57%
% of proprietary directors		0%
% of independent directors		42.86%
% of other external directors		28.57%

C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2018		FY 2017		FY 2016		FY 2015
	Number	%	Number	%	Number	%	Number	%
Audit committee	2	50%	2	50.0%	2	50.0%	1	25.0%
Responsible banking, sustainability and culture committee	5	62.5%	-	-	-	-	-	-
Innovation and technology committee	3	42.85%	4	44.4%	3	33.33%	2	25.0%
Appointments committee	1	25%	1	20.0%	1	20.0%	1	20.0%
Remuneration committee	1	20%	1	20.0%	2	40.0%	2	33.33%
Risk supervision, regulation and compliance committee	2	33.3%	2	33.3%	2	28.57%	1	14.29%
Executive committee	2	25%	1	14.29%	2	25.0%	2	25.0%

D. RELATED-PARTY AND INTRAGROUP TRANSACTIONS

D.2 List any significant transactions, by virtue of their amount or relevance, between the company or its group of companies and the company’s significant shareholders:

Not applicable.

D.3 List any significant transactions, by virtue of their amount or relevance, between the company or its group of companies and the company’s directors or executives:

Not applicable.

D.4 List any significant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

Corporate name of the group company	Brief description of the transaction	Amount (EUR thousand)
Banco Santander (Brasil) S.A. (Cayman Islands Branch)

This chart shows the transactions and the results obtained by the Bank (Banco Santander, S.A.) at 31 December 2018 with Group entities resident in countries or territories that were considered tax havens Pursuant to Spanish legislation, at such date

These results, and the balances indicated below, were eliminated in the consolidation process. See note 53 to the 2018 Consolidated financial statements for more information on off-shore entities.

The amount shown on the right corresponds to positive results relating to contracting of derivatives (includes branches in New York and London of Banco Santander, S.A.)

The referred derivatives had a net positive market value of EUR 96 million in the Company and covered the following transactions:

		49,652
	• 104 Non Delivery Forwards.
	• 150 Swaps.
	• 134 Cross Currency Swaps.
	• 5 Options.
	• 62 Forex.
	The amount shown on the right corresponds to negative results relating to deposits with the New York branch of Banco Santander, S.A. (liability). These deposits had a principal of EUR 1,484 million at 31 December 2018.	32,155
	The amount shown on the right corresponds to positive results relating to deposits with the London branch of Banco Santander, S.A. (asset). These deposits had a principal of EUR 119 million at 31 December 2018.	6,605
	The amount shown on the right corresponds to positive results relating to fixed income securities – subordinated instruments (asset). This relates to the investment in November 2018 in two subordinated instruments (Tier I Subordinated Perpetual Notes and Tier II Subordinated Notes due 2028) with an amortised cost of EUR 2,205 million as at 31 December 2018.	21,432
	The amount shown on the right corresponds to positive results relating to interests and commissions concerning correspondent accounts (includes Hong Kong branch of Banco Santander, S.A.) (liability). This relates to correspondent accounts with a credit balance of EUR 21 million at 31 December 2018.	4

D.5 List any significant transactions, by virtue of their amount or relevance, between the company or its group and other related parties, not reported in the previous sections.

Not applicable.

D.7 Is more than one group company listed in Spain?

Yes ☐   No ☑

G. DEGREE OF COMPLIANCE WITH THE CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with the recommendations of the good governance code for listed companies.

Should the company not comply with any of the recommendations or comply only in part, include a detailed explanation of the reasons so that shareholders, investors and the market in general have enough information to assess the company’s behaviour. General explanations are not acceptable.

1. The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Complies ☑   Explain ☐

2. When a parent company and a subsidiary are both listed, the two provide detailed disclosure on:

a) The activity they engage in and any business dealings between them, as well as between the subsidiary and other group companies.

b) The mechanisms in place to resolve possible conflicts of interest.

Complies ☐    Partially complies ☐    Explain ☐    Not applicable ☑

3. During the AGM the chairman of the board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the annual corporate governance report. In particular:

a) Changes taking place since the previous annual general meeting.

b) The specific reasons for the company not following a given Good Governance Code recommendation, and any alternative procedures followed in its stead.

Complies ☑    Partially complies ☐    Explain ☐

4. The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisers that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies ☑    Partially complies ☐    Explain ☐

5. The board of directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

And that whenever the board of directors approves an issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable mercantile law.

Complies ☐    Partially complies ☑    Explain ☐

Our 2018 AGM, authorised our board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit applies to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET 1 ratio falls below a pre-established threshold).

The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation.

6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the AGM, even if their distribution is not obligatory:

a) Report on auditor independence.

b) Reviews of the operation of the audit committee and the appointments and remuneration committee.

c) Audit committee report on third-party transactions.

d) Report on corporate social responsibility policy.

Complies ☑    Partially complies ☐    Explain ☐

7. The company should broadcast its general meetings live on the corporate website.

Complies ☑    Explain ☐

8. The audit committee should strive to ensure that the board of directors can present the Company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the chairman of the audit committee and the auditors should give a clear account to shareholders of their scope and content.

Complies ☑    Partially complies ☐    Explain ☐

9. The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Complies ☑    Partially complies ☐    Explain ☐

10. When a shareholder so entitled exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a) Immediately circulate the supplementary items and new proposals.

b) Disclose the standard attendance card or proxy appointment or remote voting form, duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the board of directors.

c) Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d) After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

11. In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Complies ☐    Partially complies ☐    Explain ☐    Not applicable ☑

12. The board of directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies ☑    Partially complies ☐    Explain ☐

13. The board of directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

Complies ☑    Explain ☐

14. The board of directors should approve a director selection policy that:

a) Is concrete and verifiable.

b) Ensures that appointment or re-election proposals are based on a prior analysis of the board’s needs.

c) Favors a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the appointments committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women directors before the year 2020.

The appointments committee should carry an annual verification on compliance with the director selection policy and set out its findings in the annual corporate governance report.

Complies ☑    Partially complies ☐    Explain ☐

15. Proprietary and independent directors should constitute an ample majority on the board of directors, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies ☑    Partially complies ☐    Explain ☐

16. The percentage of proprietary directors out of all non-executive directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a) In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b) In companies with a plurality of shareholders represented on the board but not otherwise related.

Complies ☑    Explain ☐

17. Independent directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent directors should occupy, at least, a third of board places.

Complies  ☑    Explain ☐

18. Companies should disclose the following director particulars on their websites and keep them regularly updated:

a) Background and professional experience.

b) Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c) Statement of the director class to which they belong, in the case of proprietary directors indicating the shareholder they represent or have links with.

d) Dates of their first appointment as a board member and subsequent re-elections.

e) Shares held in the company, and any options on the same.

Complies ☑    Partially complies ☐    Explain ☐

19. Following verification by the appointments committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

20. Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the number of the latter should be reduced accordingly.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

21. The board of directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where they find just cause, based on a proposal from the appointments committee. In particular, just cause will be presumed when directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies ☑    Explain ☐

22. Companies should establish rules obliging directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the offences stated in company legislation, the board of directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The board should give a reasoned account of all such determinations in the annual corporate governance report.

Complies ☑    Partially complies ☐    Explain ☐

23. Directors should express their clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

24. Directors who leave before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the annual corporate governance report.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

25. The appointments committee should ensure that non-executive directors have sufficient time available to discharge their responsibilities effectively.

The board rules and regulations should lay down the maximum number of company boards on which directors can serve.

Complies ☑    Partially complies ☐    Explain ☐

26. The board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each director may propose the addition of initially unscheduled items.

Complies ☑    Partially complies ☐    Explain ☐

27. Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of absence, directors should delegate their powers of representation with the appropriate instructions.

Complies ☑    Partially complies ☐    Explain ☐

28. When directors or the secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes book if the person expressing them so requests.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

29. The company should provide suitable channels for directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies ☑    Partially complies ☐    Explain ☐

30. Regardless of the knowledge directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Complies ☑    Explain ☐    Not applicable ☐

31. The agendas of board meetings should clearly indicate on which points directors must arrive at a decision, so they can study the matter beforehand or obtain the information they consider appropriate.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of directors present.

Complies ☑    Partially complies ☐    Explain ☐

32. Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies ☑    Partially complies ☐    Explain ☐

33. The chairman, as the person responsible for the efficient functioning of the board of directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, of the company’s chief executive officer; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each director, when circumstances so advise.

Complies ☑    Partially complies ☐    Explain ☐

34. When a lead independent director has been appointed, the bylaws or the Rules and regulations of the board of directors should grant him or her the following powers over and above those conferred by law: to chair the board of directors in the absence of the chairman or vice chairman; to give voice to the concerns of non-executive directors; to maintain contact with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and to coordinate the chairman’s succession plan.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

35. The board secretary should strive to ensure that the board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies ☑    Explain ☐

36. The board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a) The quality and efficiency of the board’s operation.

b) The performance and membership of its committees.

c) The diversity of board membership and competencies.

d) The performance of the chairman of the board of directors and the company’s chief executive.

e) The performance and contribution of individual directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send to the board of directors, while that of the board itself should start from the report of the appointments committee.

Every three years, the board of directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the appointments committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

Complies ☑    Partially complies ☐    Explain ☐

37. When an executive committee exists, its membership mix by director class should resemble that of the board. The secretary of the board should also act as secretary to the executive committee.

Complies ☐    Partially complies ☑    Explain ☐    Not applicable ☐

The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee.

38. The board should be kept fully informed of the matters discussed and decisions made by the executive committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

39. All members of the audit committee, particularly its chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of committee seats should be held by independent directors.

Complies ☑    Partially complies ☐    Explain ☐

40. Listed companies should have a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the board’s non-executive chairman or the chairman of the audit committee.

Complies ☑    Partially complies ☐    Explain ☐

41. The head of the unit handling the internal audit function should present an annual work programme to the audit committee, inform it directly of any   incidents arising during its implementation and submit an activities report at the end of each year.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

42. The audit committee should have the following functions over and above those legally assigned:

1. With respect to internal control and reporting systems:

a) Monitor the preparation and the integrity of the financial information of the company and, where appropriate, the Group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b) Monitor the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c) Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2. With regard to the external auditor:

a) Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b) Ensure that the remuneration of the external auditor, does not compromise its quality or independence.

c) Ensure that the company notifies any change of external auditor to the CNMV as a material fact, accompanied by a statement of any disagreements arising with the outgoing auditor and if applicablen, the contents thereof.

d) Ensure that the external auditor has a yearly meeting with the board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e) Ensure that the company and the external auditor adhere to current regulations on the provisions of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies ☑    Partially complies ☐    Explain ☐

43. The audit committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another manager.

Complies ☑    Partially complies ☐    Explain ☐

44. The audit committee should be informed of any structural changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

45. The risk control and management policy should identify at least:

a) The different types of risk, financial and non-financial (including operational, technological, legal, social, environmental, political and reputational risks), the company  is exposed to, with the inclusion under financial or economic, risks of contingent liabilities and other off-balance-sheet risks.

b) The setting of the risk level that the company deems acceptable.

c) Measures in place to mitigate the impact of risk events should they occur.

d) The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Complies ☑    Partially complies ☐    Explain ☐

46. Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the audit committee or some other specialised board committee. This internal department or unit should be expressly charged with the following responsibilities:

a) Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b) Participate actively in the preparation of risk strategies and in key decisions about their management.

c) Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the board of directors.

Complies ☑    Partially complies ☐    Explain ☐

47. Members of the appointments and remuneration committee-or of the appointments committee and remuneration committee, if separately constituted - should be chosen procuring they have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent directors.

Complies ☑    Partially complies ☐    Explain ☐

48. Large cap companies should have formed separate appointments and remuneration committees.

Complies ☑    Explain ☐    Not applicable ☐

49. The appointments committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors.

When there are vacancies on the board, any director may approach the appointments committee to propose candidates that it might consider suitable.

Complies ☑    Partially complies ☐    Explain ☐

50. The remuneration committee should operate independently and have the following functions in addition to those assigned by law:

a) Propose to the board the standard conditions for senior officer contracts.

b) Monitor compliance with the remuneration policy set by the company.

c) Periodically review the remuneration policy for directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other directors and senior officers in the company.

d) Ensure that conflicts of interest do not undermine the independence of any external advice the committee engages.

e) Verify the information on director and senior officers’ pay contained in corporate documents, including the annual directors’ remuneration statement.

Complies ☑    Partially complies ☐    Explain ☐

51. The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies ☑    Partially complies ☐    Explain ☐

52. The rules regarding composition and functioning of supervision and control committees should be set out in the regulations of the board of directors and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a) Committees should be formed exclusively by non-executive directors, with a majority of independents.

b) They should be chaired by independent directors.

c) The board should appoint the members of such committees with regard to the knowledge, skills and experience of its directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d) They may engage external advice, when they feel it necessary for the discharge of their functions.

e) Meeting proceedings should be minuted and a copy made available to all board members.

Complies ☑    Partially complies ☐    Explain ☐    Not applicable ☐

53. The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the audit committee, the appointments committee, the corporate social responsibility committee, where one exists, or a special committee established ad hoc by the board under its powers of self-organisation, with at the least the following functions:

a) Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b) Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c) Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling  its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of other stakeholders.

d) Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e) Monitor corporate social responsibility strategy and practices and assess compliance in this respect.

f) Monitor and evaluate the company’s interaction with its stakeholders.

g) Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h) Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies ☑    Partially complies ☐    Explain ☐

54. The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a) The goals of its corporate social responsibility policy and the support instruments to be deployed.

b) The corporate strategy with regard to sustainability, the environment and social issues.

c) Concrete practices in matters relating to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conduct.

d) The methods or systems for monitoring the results of the practices referred to above and identifying and managing related risks.

e) The mechanisms for supervising non-financial risk, ethics and business conduct.

f) Channels for stakeholder communication, participation and dialogue.

g) Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies ☑    Partially complies ☐    Explain ☐

55. The company should report on corporate social responsibility developments in its management’s report or in a separate document, using an internationally accepted methodology.

Complies ☑    Partially complies ☐    Explain ☐

56. Director remuneration should be sufficient to attract and retain directors with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

Complies ☑    Explain ☐

57. Variable remuneration linked to the company and the director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans, retirement accounts or any other retirement plan should be confined to executive directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until the end of their mandate. The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Complies ☑    Partially complies ☐    Explain ☐

58. In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a) Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b) Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c) Be focused on achieving a balance between the achivement of short, medium and long-term targets, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one off, occasional or extraordinary events.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

59. A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

60. Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

61. A major part of executive directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

62. Following the award of shares, share options or other rights on shares derived from the remuneration system, directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the director must dispose of to defray costs related to their acquisition.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

63. Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the director’s actual performance or based on data subsequently found to be misstated.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

64. Termination payments should not exceed a fixed amount equivalent to two years of the director’s total annual remuneration, and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Complies ☑    Partially complies ☐    Explain ☐  Not applicable ☐

List whether any directors voted against or abstained from voting on the approval of this Report.

Yes ☐    No ☑

I declare that the information included in this statistical annex are the same and are consistent with the descriptions and information included in the annual corporate governance report published by the company.

9.3 Cross-reference table for comply or explain of corporate governance recommendations

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2.
2	Not applicable	See 'Group companies' in section 4.8.
3	Comply	See section 3.1.
4	Comply	See section 3.1.
5	Partially comply

Our 2018 AGM, authorised our board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit applies to capital increases to convert bonds or other convertible securities, other than contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET 1 ratio falls below a pre-established threshold).

The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation.

See section 2.2.

6	Comply	See sections 4.4, 4.5, 4.6, 4.8 and 'Responsible Banking' chapter.
7	Comply	See section 3.5.
8	Comply	See section 4.4.
9	Comply	See 'Participation of shareholders at the GSM' in section 3.2.
10	Comply	See section 3.2.
11	Not applicable	See section 3.5.
12	Comply	See section 4.3.
13	Comply	See 'Size' in section 4.2.
14	Comply	See 'Election, refreshment and succession of directors' and 'Diversity' in section 4.2.
15	Comply	See 'Composition by type of director'; 'Independent non-executive directors' and 'Election, refreshment and succession of directors' in section 4.2.
16	Comply	See 'Composition by type of director' in section 4.2.
17	Comply	See 'Composition by type of director'; 'Independent non-executive directors' and 'Election, refreshment and succession of directors' in section 4.2.
18	Comply	See 'Corporate website' in section 3.2 and section 4.1.
19	Comply	See 'Composition by type of director' and 'Tenure, committee membership and equity ownership' in section 4.2.
20	Comply	See 'Election, refreshment and succession of directors' in section 4.2.
21	Comply	See 'Election, refreshment and succession of directors' in section 4.2.
22	Comply	See 'Election, refreshment and succession of directors' in section 4.2.
23	Comply	See 'Election, refreshment and succession of directors' in section 4.2.
24	Comply	See 'Election, refreshment and succession of directors' in section 4.2.
25	Comply	See 'Board and committees attendance' in section 4.3 and in section 4.5.
26	Comply	See 'Proceedings of the board' and 'Board and committees attendance' in section 4.3.
27	Comply	See 'Proceedings of the board' and 'Board and committees attendance' in section 4.3.
28	Comply	See 'Proceedings of the board' in section 4.3.
29	Comply	See 'Proceedings of the board' in section 4.3.
30	Comply	See 'Training of directors and induction programme for new directors' in section 4.3.
31	Comply	See 'Rules and regulations of the board' and 'Board and committees attendance' in section 4.3.
32	Comply	See section 3.1.
33	Comply	See 'Proceedings of the board', 'Training of director and induction program for new directors' and 'Self-assessment of the board' in section 4.3.
34	Comply	See 'Lead independent director' in section 4.3.
35	Comply	See 'Secretary of the board' in section 4.3.
36	Comply	See 'Self-assessment of the board' in section 4.3.
37	Partially comply

The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee. See ‘Executive committee’ in section 4.3.

38	Comply	See ‘Executive committee’ in section 4.3.
39	Comply	See 'Composition' and 'Duties and activities in 2018' in section 4.4.
40	Comply	See 'Duties and activities in 2018' in section 4.4.
41	Comply	See 'Duties and activities in 2018' in section 4.4.
42	Comply	See 'Duties and activities in 2018' in section 4.4.
43	Comply	See 'How the committee works' in section 4.4.

Recommendation	Comply / Explain	Information
44	Comply	See 'Duties and activities in 2018' in section 4.4.
45	Comply	See 'Duties and activities in 2018' in section 4.4 and 'Duties and activities in 2018' in section 4.7.
46	Comply	See 'Duties and activities in 2018' in section 4.4 and 'Duties and activities in 2018' in section 4.7.
47	Comply	See 'Composition' in section 4.5 and 'Composition' in section 4.6.
48	Comply	See 'Board committees structure' in section 4.3.
49	Comply	See 'Duties and activities in 2018' in section 4.5.
50	Comply	See 'Duties and activities in 2018' in section 4.6.
51	Comply	See 'Duties and activities in 2018' in section 4.6.
52	Comply	See 'Rules and regulations of the board' in section 4.3 and sections 4.4, and 4.7.
53	Comply	See 'Responsible banking, sustainability and culture committee' in section 4.3 and 'Duties and activities in 2018' in section 4.7.
54	Comply	See 'Responsible banking, sustainability and culture committee' in section 4.3.
55	Comply	See chapter 'Responsible banking'.
56	Comply	See sections 6.2 and 6.3.
57	Comply	See sections 6.2 and 6.3.
58	Comply	See section 6.3.
59	Comply	See section 6.3.
60	Comply	See section 6.3.
61	Comply	See section 6.3.
62	Comply	See section 6.3.
63	Comply	See section 6.3.
64	Comply	See sections 6.1 and 6.3.

9.4 Reconciliation to the CNMV’s remuneration report model

Section in CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No	l See section 6.4. l See sections 4.6 and 6.5. l See 'Summary of link between risk, performance and reward' in section 6.3.
A.2	No	See peer group in 'Remuneration of executive directors' in section 6.4.
A.3	No	See section 6.4.
A.4	No	See section 6.3.
B. Overall summuary of application of the remuneration policy over the last fiscal year
B.1	No	See sections 6.1 and 6.3.
B.2	No	See 'Summary of link between risk, performance and reward' in section 6.3.
B.3	No	See sections 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2.
B.6	No	See 'Gross annual salary' in section 6.3.
B.7	No	See 'Variable remuneration' in section 6.3.
B.8	No	Not applicable.
B.9	No	See 'Main features of the benefit plans' in section 6.3.
B.10	No	Not applicable.
B.11	No	See 'Terms and conditions of executive directors´ contracts' in section 6.4.
B.12	No	No remuneration for this component.
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See 'Insurance and other remuneration and benefits in kind' in section 6.4.
B.15	No	See 'Remuneration of board members as representatives of the Bank' in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5.
C.1 a) i)	Yes	See section 9.5.

C.1 a) ii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 b) i)	Yes	See section 9.5.
C.1 b) ii)	No	Not awarded.
C.1 b) iii)	No	Not awarded.
C.1 b) iv)	No	Not awarded.
C.1 c)	Yes	See section 9.5.
D. Other information of interest
D	No	See section 4.6.

9.5 Statistical information on remuneration required by CNMV

B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED

B.4 Report on the result of consultative vote at General Shareholders´ Meeting on annual report on remuneration from previous year, indicating the number of votes against, as the case may be.

	Number	% of total
Votes cast	10,406,887,327	99.91%

	Number	% of votes cast
Votes against	389,585,931	3.74%
Votes in favour	9,834,835,228	94.42%
Abstentions	182,466,168	1.75%

C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Name	Type	Period of accrual in year 2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive	From 01/01/2018 to 31/12/2018
Mr José Antonio Álvarez Álvarez	Executive	From 01/01/2018 to 31/12/2018
Mr Bruce Carnegie-Brown	Independent	From 01/01/2018 to 31/12/2018
Mr Rodrigo Echenique Gordillo	Executive	From 01/01/2018 to 31/12/2018
Mr Guillermo de la Dehesa Romero	Other external	From 01/01/2018 to 31/12/2018
Ms Homaira Akbari	Independent	From 01/01/2018 to 31/12/2018
Mr Ignacio Benjumea Cabeza de Vaca	Other external	From 01/01/2018 to 31/12/2018
Mr Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2018 to 31/12/2018
Ms Sol Daurella Comadrán	Independent	From 01/01/2018 to 31/12/2018
Mr Carlos Fernández González	Independent	From 01/01/2018 to 31/12/2018
Ms Esther Giménez-Salinas i Colomer	Independent	From 01/01/2018 to 31/12/2018
Ms Belén Romana García	Independent	From 01/01/2018 to 31/12/2018
Mr Juan Miguel Villar Mir	Independent	From 01/01/2018 to 31/12/2018
Mr Ramiro Mato García Ansorena	Independent	From 01/01/2018 to 31/12/2018
Mr Álvaro Cardoso de Souza	Independent	From 23/03/2018 to 31/12/2018

C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.

a) Remuneration from the reporting company:

i) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for member- ship of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2018	Total year 2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	39	178	3,176	2,368	-	-	394	6,245	5,683
Mr José Antonio Álvarez Álvarez	90	34	170	2,541	1,582	-	-	532	4,949	4,971
Mr Bruce Carnegie-Brown	90	89	553	-	-	-	-	-	732	732
Mr Rodrigo Echenique Gordillo	90	33	170	1,800	1,256	-	-	-	3,394	3,139
Mr Guillermo de la Dehesa Romero	90	81	270	-	-	-	-	-	441	473
Ms Homaira Akbari	90	61	48	-	-	-	-	-	199	160
Mr Ignacio Benjumea Cabeza de Vaca	90	86	256	-	-	-	-	81	513	551
Mr Javier Botín-Sanz de Sautuola y O’Shea	90	31	0	-	-	-	-	-	121	124
Ms Sol Daurella Comadrán	90	67	58	-	-	-	-	-	215	207
Mr Carlos Fernández González	90	86	90	-	-	-	-	-	266	286
Ms Esther Giménez-Salinas i Colomer	90	58	48	-	-	-	-	-	196	163
Ms Belén Romana García	90	81	243	-	-	-	-	-	414	298
Mr Juan Miguel Villar Mir	90	18	0	-	-	-	-	-	108	171
Mr Ramiro Mato García Ansorena	90	77	283	-	-	-	-	-	450	36
Mr Álvaro Cardoso de Souza	67	31	50	-	-	-	-	-	148	-
Mr Matías Rodríguez Inciarte	-	-	-	-	-	-	-	-	-	3,149
Ms Isabel Tocino Biscarolasaga	-	-	-	-	-	-	-	-	-	418

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
	2nd cycle of the performance shares plan (2015)	187,070	187,070	–	–
Ms Ana Botín- Sanz de Sautuolay O’Shea	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	216,308	216,308	–	–
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	206,775	206,775	–	–
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	–	–	860,865	860,865

		Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares
	2nd cycle of the performance shares plan (2015)	126,279	126,279	–	–
Mr José Antonio Álvarez Álvarez	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	145,998	145,998	–	–
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	138,283	138,283	–	–
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	–	–	575,268	575,268

		Financial instruments at start of year 2018		Financial instruments granted at start of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of Equivalent shares
	2nd cycle of the performance shares plan (2015)	93,540	93,540	–	–
Mr Rodrigo Echenique Gordillo	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	108,134	108,134	–	–
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	107,766	107,766	–	–
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	–	–	456,840	456,840

		Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
	2nd cycle of the performance shares plan (2015)	122,855	122,855	4,298	528	64,225	–	–
Ms Ana Botín- Sanz de Sautuolay O’Shear	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	–	–		–	–	216,308	216,308
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	–	–		–	–	206,775	206,775
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	550,952	550,952	4,298	2,368	–	309,913	309,913

		Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
	2nd cycle of the performance shares plan (2015)	82,927	82,927	4,298	357	43,352	–	–
Mr José Antonio Álvarez Álvarez	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	–	–		–	–	145,998	145,998
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	–	–		–	–	138,283	138,283
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	368,171	368,171	4,298	1,582	–	207,097	207,097

		Financial instruments consolidated during 2018				Instruments matured but not exercised	Financial instruments at end of year 2018
Name	Name of Plan	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of shares	No. of equivalent shares
	2nd cycle of the performance shares plan (2015)	61,428	61,428	4,298	264	32,112	–	–
Mr Rodrigo Echenique Gordillo	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	–	–		–	–	108,134	108,134
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	–	–		–	–	107,766	107,766
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	292,376	292,376	4,298	1,257	–	164,464	164,464

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234
Mr José Antonio Álvarez Álvarez	1,050
Mr Rodrigo Echenique Gordillo	-

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights		Savings systems with unconsolidated economic rights		Amount of accumulated funds (EUR thousand)
					2018		2017
Name	2018	2017	2018	2017	Systems with consolidated economic rights	Systems with unconsolidated economic rights	Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707	-	-	46,093	-	45,798	-
Mr José Antonio Álvarez Álvarez	1,050	2,456	-	-	16,630	-	16,151	-
Mr Rodrigo Echenique Gordillo	-	-	-	-	13,614	-	13,957	-

iv) Details of other items (EUR thousand)

Name	Item	Amount remunerated
Ms Ana Botín-Sanz de Sautuola y O’Shea	Life and accident insurance	237
	Fixed remuneration supplement insurance	31
	Other remuneration	368

Name	Component	Amount remunerated
Mr José Antonio Álvarez Álvarez	Life and accident insurance	397
	Fixed remuneration supplement insurance	76
	Other remuneration	590

Name	Component	Amount remunerated
Mr Rodrigo Echenique Gordillo	Life and accident insurance	121
	Other remuneration	104

b) Remuneration of the company directors for seats on the boards of other group companies:

i) Remuneration in cash (EUR thousand)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2018	Total year 2017
Mr Matías Rodríguez Inciarte	-	-	-	-	-	-	-	-	-	42

ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares or financial instruments

Not applicable

iii) Long term saving systems

Not applicable

iv) Detail of other items (EUR thousand)

Not applicable

c) Summary of remuneration (EUR thousand)

The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company						Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit on consolidated chares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018	Total 2017	Total cash remuneration	Gross profit on consolidated chares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2018	Total 2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	6,245	2,896	1,234	636	11,011	10,582	-	-	-	-	-	-
Mr José Antonio Álvarez Álvarez	4,949	1,939	1,050	1,063	9,001	8,893	-	-	-	-	-	-
Mr Bruce Carnegie-Brown	732	-	-	-	732	731	-	-	-	-	-	-
Mr Rodrigo Echenique Gordillo	3,349	1,521	-	225	5,095	4,281	-	-	-	-	-	-
Mr Guillermo de la Dehesa Romero	441	-	-	-	441	473	-	-	-	-	-	-
Ms Homaira Akbari	199	-	-	-	199	159	-	-	-	-	-	-
Mr Ignacio Benjumea Cabeza de Vaca	513	-	-	-	513	550	-	-	-	-	-	-
Mr Javier Botín-Sanz de Sautuola y O’Shea	121	-	-	-	121	124	-	-	-	-	-	-
Ms Sol Daurella Comadrán	215	-	-	-	215	207	-	-	-	-	-	-
Mr Carlos Fernández González	266	-	-	-	266	285	-	-	-	-	-	-
Ms Esther Giménez- Salinas i Colomer	196	-	-	-	196	162	-	-	-	-	-	-
Ms Belén Romana García	414	-	-	-	414	297	-	-	-	-	-	-
Mr Juan Miguel Villar Mir	108	-	-	-	108	170	-	-	-	-	-	-
Mr Ramiro Mato García Ansorena	450	-	-	-	450	36	-	-	-	-	-	-
Mr Álvaro Cardoso de Souza	148	-	-	-	148	-	-	-	-	-	-	-
Mr Matías Rodríguez Inciarte	-	-	-	-	-	4,266	-	-	-	-	-	42
Ms Isabel Tocino Biscarolasaga	-	-	-	-	-	418	-	-	-	-	-	-
Total	18,346	6,356	2,284	1,924	28,910	31,634	-	-	-	-	-	42

This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 26 February 2019.

State if any directors have voted against or abstained from approving this report.

Sí ☐ No ☑

9.6 Other information of interest

Since 2010, Banco Santander has adhered to the Code of Good Tax Practice approved by the Large Companies Forum, a body which involves large Spanish companies and the Spanish tax authority, and it complies with the contents thereof. As in previous years, and in accordance with its commitments under the aforementioned code, and in application of its compliance programme and the Group’s general Code of Conduct, the head of the tax department has reported to the audit committee on the Group’s fiscal policies.

On 3 November 2015, at the plenary session of the abovementioned Large Companies Forum, the introduction of an appendix to the Code of Best Tax Practices was agreed to strengthen the cooperation between the Spanish tax agency and those companies that adhere to this instrument of good tax governance, through a series of actions promoting transparency and legal security in compliance with tax obligations.

In the UK the Group adheres to the Code of Practice on Taxation for Banks, since its approval in 2010 by the tax authority of said country.

The Bank complies with the 'Guidelines for the release of privileged information to third parties' published by the National Securities Market Commission on 9 March 2009, which expressly indicates that financial institutions and rating agencies are recipients of that information. It also follows the 'Recommendations regarding informational meetings with analysts, institutional investors and other stock market professionals' published by the National Securities Market Commission on 22 December 2005.

Banco Santander has joined international sustainability initiatives such as, among others, the Principles of the United Nation’s Global Compact (since 2002), the Equator Principles (since 2009), the Principles for Responsible Investment (since 2008), the Banking Environment Initiative (BEI) (since 2010), the World Business Council for Sustainable Development (since 2015), UNEP Finance Initiative (since 2008) and the CDP, formerly the Carbon Disclosure Project (since 2002).

On 26 November 2018 Banco Santander, together with 27 other banks throughout the world, have published the draft of the Principles for Responsible Banking, under the UN Environment Finance Initiative (UNEP FI), to be open discuss before being formally approved by the General Assembly of United Nations in September 2019.

Economic and financial review

1. Economic, regulatory and competitive context

Santander Group developed its business in 2018 in a generally dynamic economic environment. However, as the year advanced so it became clearer that the peak of the expansive cycle had been reached and risk tended to increase, giving rise to instability in the markets. The countries where the Group conducts its business performed at a less even pace although they generally grew.

Trade tensions, despite the agreement reached in the renegotiation of NAFTA, and the tightening of US monetary policy were the main causes of greater uncertainty, which triggered tensions of varying intensity, particularly in developing markets such as Argentina and Turkey and, to a lesser extent, in Brazil and Mexico, which were also affected by the electoral cycle during most of the year.

Other factors such as the Brexit negotiations and the shape of Italy’s fiscal policy also weighed on the tone of the markets:

– Eurozone (GDP: +1.8% estimated in 2018 vs +2.5% in 2017). Economic activity could not maintain the strong rhythm of 2017. Yet growth in 2018 was above the potential. The jobless rate came down to 7.9%. After the hike in inflation because of energy prices, it eased at the end of the year (1.6%).

– Spain (GDP: +2.5% estimated in 2018 vs +3.0% in 2017). The economy slowed in 2018, although Spain remained one of the Eurozone’s most dynamic economies. Job creation was very strong and the unemployment rate continued to fall. Inflation ended the year at 1.2%.

– Poland (GDP: +5.1% estimated in 2018 vs +4.8% in 2017). Notable economic growth (mainly due to consumption) and lack of imbalances. The unemployment rate was below 4% (an historic low) and inflation (1.0%) remained below the central bank’s 2.5% target. The central bank held its key interest rate at 1.5%.

– Portugal (GDP: +2.2% estimated in 2018 vs +2.8% in 2017). The economy slowed a little, but growth was still recorded at the end of the year. Robust domestic demand was fuelled by consumption and investment, while exports slowed down. The jobless rate was below 7% and inflation ended the year at 0.7%.

– United Kingdom (GDP: +1.4% estimated in 2018 vs +1.3% in 2017). The economy lost strength at the end of 2018 because of the uncertainty over Brexit, whose ups and downs were reflected in pound sterling (0.9 GBP/EUR). Inflation (2.1%) eased and the unemployment rate of 4.0% was effectively full employment. The Bank of England’s base rate ended the year at 0.75%.

– Brazil (GDP: +1.3% estimated in 2018 vs +1.1% in 2017). Growth picked up a little, despite the impact of the transport strike. Investment recovered after four years of falling and private consumption and exports accelerated. Inflation was 3.75% in December 2018, below the central bank’s 4.5% target and the Selic rate remained at an historic low (6.5%).

– Mexico (GDP: +2.0% estimated in 2018 vs +2.1% in 2017). The economy grew spurred by a recovery in investment and exports. The central bank raised its key rate by 100 bps in order to prevent the effects of the peso’s depreciation and foster moderate inflation. Mexico, the US and Canada reached a new trade agreement, which has yet to be ratified.

– Chile (GDP: +4.0% estimated in 2018 vs +1.5% in 2017). The economy was strong, spurred by private consumption, investment and exports. Inflation rose to 2.6% (below the 3% target) and the central bank began to normalise its monetary policy, with a rise of 25 bps in its key rate to 2.75%.

– Argentina (GDP: -2.4% estimated in 2018 vs +2.9% in 2017). Thanks to financial aid from the IMF, the economy began to show signs of stabilising, with an easing of inflation, a significant fiscal consolidation and relative exchange rate stability. The economy shrank 2.4% in 2018 and is expected to gradually improve in 2019.

– United States (GDP: +2.9% estimated in 2018 vs +2.2% in 2017). GDP grew at a faster pace and the jobless rate was down to 3.7% at the end of the year. Inflationary pressures increased, aligning underlying inflation with the target of the Fed, which raised interest rate by 100 bps during the year.

The following table shows the exchange rates against the euro of the main currencies in which we operate in 2018 as compared to 2017:

Exchange rates: 1 euro / currency parity

	Average		Period-end
	2018	2017	2018	2017
US dollar	1.180	1.127	1.145	1.199
Pound sterling	0.885	0.876	0.895	0.887
Brazilian real	4.294	3.594	4.444	3.973
Mexican peso	22.688	21.291	22.492	23.661
Chilean peso	756.661	731.538	794.630	736.922
Argentine peso	31.164	18.566	43.121	22.637
Polish zloty	4.261	4.256	4.301	4.177

In the current financial scenario, financial markets registered several risk aversion episodes, causing certain tension on global financial conditions, the dollar’s appreciation and falls in the stock market.

The US economy maintained a solid pace of growth, driven by the fiscal policy. The S&P 500 reached a historic peak in October, and then declined until the gains of previous months were wiped out.

In the Eurozone, the ECB maintained its very expansive monetary policy, with negative interest rates that enabled relaxed financial conditions, despite the asset purchase programme ending in December. The Zone’s economy slowed against a backdrop of greater uncertainty, reflected in a decline in German public debt yields and falls in stock markets.

In the United Kingdom, the uncertainties generated by the process of withdrawal from the European Union and the negotiations of the exit conditions had a negative impact on the markets.

Latin American currencies had a heterogeneous evolution during 2018, mostly depreciations. Exchange rates reflected, in some cases, the uncertainty of election processes, domestic issues in other cases and, in general terms, a threatening external environment due to interest rate hikes in the US and the growing trade tension globally.

The international banking environment continued to be marked by the strengthening of balance sheets by improving solvency, bolster the liquidity position and reduce unproductive assets, which resulted in a better prepared sector to confront an eventual economic downturn, such as that demonstrated by the stress tests conducted by the various supervisory bodies.

Although profitability improved in most economies against a backdrop of economic expansion, it continues to be one of the sector’s main challenges, particularly in Europe, where institutions should carry out structural reforms in order to bolster profitability and the valuation that markets currently make of the banking sector.

In emerging markets interest rates and spreads are higher than in mature economies, profitability remains high even in the less favourable economic scenarios. Moreover, a strong banking sector acted as a counterweight factor during episodes of instability during the year.

The digital challenge, which is changing the way customers interact with banks, competition and efficiency processes, continues to demand high investments and adaptation levels. The banking sector must adapt itself to the ageing process of mature economies and take advantage of the new technologies in order to increase banking services access to the growing middle class in developing economies.

The regulatory agenda in 2018 showed an intensification of the debate on Fintechs, taxes and progress on sustainability. After closing Basel III in December 2017, analysis on the impact and implementation of these new rules started in some jurisdictions.

In Europe, negotiations continued on revising capital and resolution frameworks while there is an ongoing debate on completing the Banking Union. The European Stability Mechanism (ESM) will provide the common backstop to the Single Resolution Fund (SRF) and a roadmap should be drawn up for progressing on political negotiations about the European Deposit Insurance Scheme. Debates on the treatment of sovereign debt and non-performing loans are also moving forward.

The fintechs debate intensified and became more holistic. International authorities are intensifying their agenda on fintechs, including recommendations to reinforce competition policy, to update legal frameworks and to increase the monitorisation of the system, including systemic non-bank entities.

The aim of the authorities is to understand and monitor developments in digital transformation in order to assess the effects they might have on competition, financial stability, consumer and data protection and risks such as cybersecurity and terrorism financing.

The entrance of bigtechs into financial activities or their role as technology providers for the financial sector has opened the debate on their potential systemic significance and the competition dynamics in the platforms ecosystem.

Taxes: in the context of a digital economy, there is an international, European and even national debate in some countries as to how tax systems should assure a fair contribution to society from all companies.

Additionally, in regards to the European Financial Transaction Tax proposal, a final agreement was not reached among countries.

Lastly, in sustainable economy, the agenda is making very significant progress. Authorities at an international and domestic level are taking action to promote sustainable finance. The financial sector will play a significant role and so needs to be ready to support the transition towards a green and sustainable economy.

The European Commission published in March 2018 its Action Plan on Sustainable Finance, setting an ambitious agenda and goals to 2030. The action plan sets out a comprehensive strategy to further connect finance with sustainability.

2.  Group selected data

BALANCE SHEET (EUR million)	2018	2017	%2018/2017	2016
Total assets	1,459,271	1,444,305	1.0	1,339,125
Loans and advances to customers	882,921	848,915	4.0	790,470
Customer deposits	780,496	777,730	0.4	691,111
Total customer funds A	980,562	985,703	(0.5)	873,618
Total equity	107,361	106,832	0.5	102,699

INCOME STATEMENT (EUR million)	2018	2017	%2018/2017 B	2016
Net interest income	34,341	34,296	0.1	31,089
Total income	48,424	48,355	0.1	44,232
Net operating income	25,645	25,362	1.1	23,131
Profit before tax	14,201	12,091	17.5	10,768
Attributable profit to the parent	7,810	6,619	18.0	6,204

UNDERLYING INCOME STATEMENT D (EUR million)	2018	2017	%2018/2017 C	2016
Net interest income	34,341	34,296	0.1	31,089
Total income	48,424	48,392	0.1	43,853
Net operating income	25,645	25,473	0.7	22,766
Profit before tax	14,776	13,550	9.0	11,288
Attributable profit to the parent	8,064	7,516	7.3	6,621

EPS, PROFITABILITY AND EFFICIENCY (%)	2018	2017	%2018/2017	2016
EPS (euros) E	0.449	0.404	11.2	0.401
Underlying EPS (euros) D E	0.465	0.463	0.6	0.429
RoE	8.21	7.14		6.99
RoTE	11.70	10.41		10.38
Underlying RoTE D	12.08	11.82		11.08
RoA	0.64	0.58		0.56
RoRWA	1.55	1.35		1.29
Underlying RoRWA D	1.59	1.48		1.36
Efficiency ratio D	47.0	47.4		48.1

SOLVENCY AND NPL RATIOS (%)	2018	2017	2016
Fully loaded CET1 F	11.30	10.84	10.55
Phased-in CET1 F	11.47	12.26	12.53
NPL ratio	3.73	4.08	3.93
NPL coverage ratio	67.4	65.2	73.8

THE SHARE, MARKET CAPITALISATION AND DIVIDEND	2018	2017	%2018/2017	2016
Number of shareholders	4,131,489	4,029,630	2.5	3,928,950
Shares (millions)	16,237	16,136	0.6	14,582
Share price (euros) E	3.973	5.479	(27.5)	4.877
Market capitalisation (euros)	64,508	88,410	(27.0)	72,314
Dividend per share (EUR million)E G	0.23	0.22	4.5	0.21
Tangible book value per share (euros) E	4.19	4.15		4.15
Price / Tangible book value per share (X) E	0.95	1.32		1.16

CUSTOMERS (thousands)	2018	2017	%2018/2017	2016
Total customers	143,759	133,252	7.9	124,882
Loyal customers H	19,896	17,254	15.3	15,220
Loyal retail customers	18,149	15,759	15.2	13,864
Loyal SMEs & corporate customers	1,747	1,494	16.9	1,356
Digital customers I	32,014	25,391	26.1	20,917

OPERATING DATA	2018	2017	%2018/2017	2016
Number of employees	202,713	202,251	0.2	188,492
Number of branches	13,217	13,697	(3.5)	12,235

A.  Includes customer deposits, mutual funds, pension funds and managed portfolios.

B.  In constant euros: Net interest income: +8.7%; Total income: +9.0%; Net operating income: +11.2%; Attributable profit: +32.1%.

C.  In constant euros: Net interest income: +8.7%; Total income: +8.9%; Net operating income: +10.6%; Attributable profit: +18.5%.

D.  In addition to IFRS measures, we present non-IFRS measures including those which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the ‘management adjustment’ line and are further detailed at the end of section 3.2 and in section 8 – Alternative Performance Measures – of this chapter.

E.  2016 data adjusted to capital increase of July 2017.

F.  2018 data applying the IFRS9 transitional arrangements.

G.  Total dividend charged against the year. In 2018, subject to the Board and 2019 AGM approval.

H.  Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

I.    Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days.

3. Group financial performance

As described in Note 1.b to the consolidated financial statements, our reported results are prepared in accordance with IFRS and the analysis of our financial situation and performance in this consolidated directors’ report is mainly based on those IFRS results. However, to measure our performance we also use non-IFRS measures and APMs or Alternative Performance Measures. While section 8 – Alternative Performance Measures of this chapter provides a more detailed view of all those measures, these are the main adjustments we make to our IFRS results when providing non-IFRS measures:

-   Underlying results measures. We present what we call underlying results measures which in our view allow better year-on-year comparisons as they exclude items outside the ordinary course performance of our business which are grouped in the management adjustments line, and are further detailed at the end of section 3.2 of this chapter.

In addition, the results by business areas in section 4 below are presented only on an underlying basis in accordance with IFRS8, and reconciled on an aggregate basis to our IFRS consolidated results in note 52.c to the consolidated financial statements.

-   Local currency measures. We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the Eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates have a non-operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Section 8 – Alternative Performance Measures of this chapter explains how we exclude the exchange rate impact from financial measures in local currency.

On the other hand, certain figures contained in this consolidated directors’ report, including financial information, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this consolidated directors’ report may not conform exactly to the total figure given for that column or row.

3.1 Situation of Santander

At December 2018, Santander was the largest banking group in the Eurozone by market capitalisation (EUR 64,508 million) and the 16th in the world.

The Group engages in all types of activities, operations and services that are typical of the banking business in general. Its business model is focused on commercial banking products and services with the aim of meeting the needs of its 144 million customers, including individuals, private banking customers, SMEs, businesses and corporates.

Santander’s strategy remained focus on customer loyalty. The number of loyal customers (19.9 million) rose by 2.6 million in the year (+15%), with individuals as well as companies rising. The number of digital customers (32.0 million) rose by 6.6 million in 2018 (+26%), underscoring the strength of our digital strategy.

The Group operates through a global network of 13,217 branches, the largest excluding Chinese banks and Sberbank Group, as well as digital channels, in order to provide top-quality service and flexibility. Santander is among the top three banks in customer satisfaction in seven of its main countries.

Santander has EUR 1,459,271 million assets and manages EUR 980,562 million of total customer funds across all its customer segments. It has more than four million shareholders and over 200,000 employees. Retail Banking business accounts for 87% of the Group’s total income.

The Group is highly diversified and operates mainly in 10 core units, where it maintains significant market shares.

3.2   Results

2018 Highlights

•Attributable profit to the parent of EUR 7,810 million, up 18% from 2017, including EUR -254 million, of management adjustments in 2018 (EUR -897 million in 2017). Excluding the FX impact it rose 32%, as follows:

•Total income increased 9% backed by the rise in loyal and digital customers, increased business volumes (loans and deposits) and management of spreads.

•Operating expenses rose 7% because of higher inflation in some countries, investments in transformation and digitalisation and integration of some entities. In real terms (excluding inflation and the perimeter effect), costs decreased 0.5%.

•Our efficiency ratio (47%) continued to make us one of the most efficient global banks in the world, with a slight year-on-year improvement.

•Credit quality continued to improve: cost of credit of 1.00% and NPL ratio of 3.73%.

•Seven of our ten core units grew their underlying profit year-on-year in local currency. Five of them at double-digit rates.

•The Group’s profitability continues to be one of the best among European banks with a RoTE of 11.7%. RoTE and RoRWA improved year-on-year.

•Earnings per share (EPS) were EUR 0.449, 11.2% higher than in 2017 (EUR 0.404).

Summarised income statement

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Net interest income	34,341	34,296	45	0.1	8.7	31,089
Net fee income (commission income minus commission expense)	11,485	11,597	(112)	(1.0)	8.5	10,180
Gains or losses on financial assets and liabilities and exchange differences (net)	1,797	1,665	132	7.9	20.9	2,101
Dividend income	370	384	(14)	(3.6)	(1.0)	413
Share of results of entities accounted for using the equity method	737	704	33	4.7	14.2	444
Other operating income / expenses	(306)	(291)	(15)	5.2	19.8	5
Total income	48,424	48,355	69	0.1	9.0	44,232
Operating expenses	(22,779)	(22,993)	214	(0.9)	6.6	(21,101)
Administrative expenses	(20,354)	(20,400)	46	(0.2)	7.6	(18,737)
Staff costs	(11,865)	(12,047)	182	(1.5)	5.6	(11,004)
Other general administrative expenses	(8,489)	(8,353)	(136)	1.6	10.6	(7,733)
Depreciation and amortisation	(2,425)	(2,593)	168	(6.5)	(0.8)	(2,364)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(8,986)	(9,259)	273	(2.9)	6.8	(9,626)
o/w: net loan-loss provisions	(8,873)	(9,111)	238	(2.6)	7.2	(9,518)
Impairment on other assets (net)	(207)	(1,273)	1,066	(83.7)	(83.4)	(140)
Provisions or reversal of provisions	(2,223)	(3,058)	835	(27.3)	(21.6)	(2,508)
Gain or losses on non financial assets and investments, net	28	522	(494)	(94.6)	(94.5)	30
Negative goodwill recognised in results	67	—	67	—	—	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	(123)	(203)	80	(39.4)	(35.9)	(141)
Profit or loss before tax from continuing operations	14,201	12,091	2,110	17.5	30.3	10,768
Tax expense or income from continuing operations	(4,886)	(3,884)	(1,002)	25.8	40.0	(3,282)
Profit from the period from continuing operations	9,315	8,207	1,108	13.5	25.8	7,486
Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	9,315	8,207	1,108	13.5	25.8	7,486
Attributable profit to non-controlling interests	1,505	1,588	(83)	(5.2)	0.8	1,282
Attributable profit to the parent	7,810	6,619	1,191	18.0	32.1	6,204

Detail of the main income statement items

Total income

Total income amounted to EUR 48,424 million, virtually unchanged in the year. Excluding the exchange rate impact it rose 9%. Net interest income and fee income accounted for 95% of total income, well above the average of our competitors, enabling consistent and recurring growth while limiting the impact that periods of high volatility can have on gains on financial transactions.

Net interest income

Net interest income in 2018 amounted to EUR 34,341 million, very similar compared to 2017. The following tables show the average balance sheet balances for each year, obtained as the average of the months in the period. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show, as well as the interest generated.

They also include, by domicile of the Group entity at which the relevant assets or liabilities are accounted for, our average balances and average interest rates obtained in 2018 and 2017. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activity, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activity. Within the latter, mature markets include Continental Europe (except Spain and Poland), the UK and the US. On the other hand, developing markets include Latin America and Poland.

The average balance of interest-earning assets was EUR 1,246,189 million in 2018, 3% higher year-on-year (EUR 1,204,847 million). The increase was largely due to domestic activities, benefiting from the acquisition of Banco Popular in June 2017, and mature markets, driven by the growth of Santander Consumer Finance and the US. On the other hand, developing markets decreased because of exchange rates.

Average balance sheet - assets and interest income

EUR million

	2018			2017
Assets	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Cash and deposits at central banks and loans and advances to credit institutions	192,669	2,875	1.49%	182,712	3,721	2.04%
Domestic	75,250	188	0.25%	59,335	119	0.20%
International - Mature markets	66,326	342	0.52%	68,312	195	0.29%
International - Developing markets	51,093	2,345	4.59%	55,065	3,407	6.19%

Loans and advances to customers	861,327	43,489	5.05%	824,226	43,640	5.29%
Domestic	240,845	5,366	2.23%	220,067	4,828	2.19%
International - Mature markets	451,034	17,287	3.83%	433,894	17,153	3.95%
International - Developing markets	169,448	20,836	12.30%	170,265	21,659	12.72%

Debt securities	192,193	6,429	3.35%	197,909	7,141	3.61%
Domestic	70,746	1,007	1.42%	73,166	1,315	1.80%
International - Mature markets	55,173	792	1.44%	56,602	821	1.45%
International - Developing markets	66,274	4,630	6.99%	68,141	5,005	7.35%

Hedging income		305			507
Domestic		(37)			2
International - Mature markets		(37)			(234)
International - Developing markets		379			739

Other interest		1,227			1,032
Domestic		617			432
International - Mature markets		407			330
International - Developing markets		203			270

Total interest-earning assets	1,246,189	54,325	4.36%	1,204,847	56,041	4.65%
Domestic	386,841	7,141	1.85%	352,568	6,696	1.90%
International - Mature markets	572,533	18,791	3.28%	558,808	18,265	3.27%
International - Developing markets	286,815	28,393	9.90%	293,471	31,080	10.59%

Other assets	196,672			202,834
Assets from discontinued operations	—			—
Average total assets	1,442,861	54,325		1,407,681	56,041

The average return on total interest-earning assets declined 29 bps to 4.36%. The drop was largely due to the activities conducted by our entities in developing markets, which fell 69 bps to 9.90% during the period. All balance sheet items decreased (cash and deposits from central banks and credit entities: -160 bps; Loans and advances to customers: -42 bps; Debt securities: -36 bps).

The average return on total interest-earning assets from the domestic activities fell 5 bps to 1.85% (cash and due from central banks and credit entities: +5 bps; Loans and advances to customers: +4 bps; Debt securities: -38 bps).

The average balance of interest-bearing liabilities was EUR 1,193,108 million in 2018, an increase of 4% year-on-year (EUR 1,147,616 million). As with the interest-earning assets, the increase was largely due to domestic activities, heavily impacted by the acquisition of Banco Popular and the mature markets. On the other hand, balances in the developing markets were affected, as well as the assets, by exchange rates.

The average cost of interest-bearing liabilities fell 22 bps to 1.67%. The drop was also largely due to the activities carried out by our international entities in the developing markets, whose average cost declined 99 bps to 4.73%, mostly due to lower average interest rates on customer deposits (-115 bps) and marketable debt securities (-177 bps). The average cost of domestic activities fell 7 bps to 0.79% mainly due to the lower cost of customer deposits (-17 bps).

Average balance sheet - liabilities and interest expense

EUR million

	2018			2017
Liabilities and stockholders’ equity	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Deposits from central banks and credit institutions	191,073	3,018	1.58%	182,268	2,261	1.24%
Domestic	101,728	509	0.50%	93,873	261	0.28%
International - Mature markets	57,768	659	1.14%	55,992	529	0.94%
International - Developing markets	31,577	1,850	5.86%	32,403	1,471	4.54%

Customer deposits	773,578	9,062	1.17%	740,469	11,074	1.50%
Domestic	250,470	882	0.35%	219,194	1,140	0.52%
International - Mature markets	351,873	2,085	0.59%	351,034	1,919	0.55%
International - Developing markets	171,235	6,095	3.56%	170,241	8,015	4.71%

Marketable debt securities	221,196	6,073	2.75%	216,720	6,651	3.07%
Domestic	75,752	1,555	2.05%	74,029	1,489	2.01%
International - Mature markets	111,863	2,550	2.28%	104,501	2,248	2.15%
International - Developing markets	33,581	1,968	5.86%	38,190	2,914	7.63%

Other interest-bearing liabilities	7,261	186	2.56%	8,159	198	2.43%
Domestic	5,470	91	1.66%	6,102	100	1.64%
International - Mature markets	799	5	0.63%	940	6	0.64%
International - Developing markets	992	90	9.07%	1,117	92	8.24%

Hedging expenses		24			(234)
Domestic		(83)			(27)
International - Mature markets		(108)			(256)
International - Developing markets		215			49

Other interest		1,620			1,795
Domestic		485			399
International - Mature markets		127			92
International - Developing markets		1,008			1,304

Total interest-bearing liabilities	1,193,108	19,984	1.67%	1,147,616	21,745	1.89%
Domestic	433,420	3,440	0.79%	393,198	3,362	0.86%
International - Mature markets	522,303	5,318	1.02%	512,467	4,538	0.89%
International - Developing markets	237,385	11,226	4.73%	241,951	13,845	5.72%

Other liabilities	143,798			155,072
Non-controlling interests	10,884			12,356
Shareholders’ equity	95,071			92,637
Liabilities from discontinued operations	—			—
Average total liabilities and stockholders’ equity	1,442,861	19,984		1,407,681	21,745

The change in interest income / (expense) shown in the table below was calculated as follows:

•	The change in volumes, which is obtained by applying the previous period’s interest rates to the difference between the average balances of the current and previous periods.

•	The change in interest rate, which is obtained by applying to the average balance for the previous year the difference between the rates of the current and previous periods.

The performance of interest income and interest expense was the following:

•	Interest income declined EUR 1,716 million due to developing markets, which offset the increase in domestic activity and mature markets.

•	Interest expense fell EUR 1,761 million also due to developing markets.

•

As a result, net interest income increased EUR 45 million due to the net impact of increased domestic and mature market’s volumes and higher rates in developing countries, offset by the fall in volumes in developing markets (exchange rates) and low interest rates in mature ones.

Volume and profitability analysis

EUR million

	2018 / 2017
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Net variation
Cash and deposits at central banks and loans and advances to credit institutions	(131)	(715)	(846)
Domestic	36	33	69
International - Mature markets	65	82	147
International - Developing markets	(232)	(830)	(1,062)

Loans and advances to customers	1,493	(1,644)	(151)
Domestic	462	76	538
International - Mature markets	1,134	(1,000)	134
International - Developing markets	(103)	(720)	(823)

Debt securities	(193)	(519)	(712)
Domestic	(42)	(266)	(308)
International - Mature markets	(16)	(13)	(29)
International - Developing markets	(135)	(240)	(375)

Hedging income	(202)		(202)
Domestic	(39)		(39)
International - Mature markets	197		197
International - Developing markets	(360)		(360)

Other interest	195		195
Domestic	185		185
International - Mature markets	77		77
International - Developing markets	(67)		(67)

Total interest-earning assets	1,162	(2,878)	(1,716)
Domestic	602	(157)	445
International - Mature markets	1,457	(931)	526
International - Developing markets	(897)	(1,790)	(2,687)

Volume and costs analysis

EUR million

	2018 / 2017
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Net variation
Deposits from central banks and credit institutions	45	712	757
Domestic	23	225	248
International - Mature markets	60	70	130
International - Developing markets	(38)	417	379

Customer deposits	182	(2,194)	(2,012)
Domestic	147	(405)	(258)
International - Mature markets	(12)	178	166
International - Developing markets	47	(1,967)	(1,920)

Marketable debt securities	133	(711)	(578)
Domestic	35	31	66
International - Mature markets	422	(120)	302
International - Developing markets	(324)	(622)	(946)

Other interest-bearing liabilities	(23)	11	(12)
Domestic	(10)	1	(9)
International - Mature markets	(2)	1	(1)
International - Developing markets	(11)	9	(2)

Hedging expenses	258		258
Domestic	(56)		(56)
International - Mature markets	148		148
International - Developing markets	166		166

Other interest	(175)		(175)
Domestic	86		86
International - Mature markets	35		35
International - Developing markets	(296)		(296)

Total interest-bearing liabilities	420	(2,181)	(1,761)
Domestic	225	(147)	78
International - Mature markets	651	129	780
International - Developing markets	(456)	(2,163)	(2,619)

Net interest income.  Summary of volume, profitability and costs analysis

EUR million

	2018 / 2017
	Increase (decrease) due to changes in
	Volume	Rate	Net variation
Interest income	1,162	(2,878)	(1,716)
Domestic	602	(157)	445
International - Mature markets	1,457	(931)	526
International - Developing markets	(897)	(1,790)	(2,687)
Interest expense	420	(2,181)	(1,761)
Domestic	225	(147)	78
International - Mature markets	651	129	780
International - Developing markets	(456)	(2,163)	(2,619)

Net interest income	742	(697)	45
Domestic	377	(10)	367
International - Mature markets	806	(1,060)	(254)
International - Developing markets	(441)	373	(68)

Net interest income remained stable, virtually unchanged in euros. Excluding the exchange rate impact, net interest income rose 9%, due to greater loans and advances to customers and customer deposit volumes, mainly in developing countries, which grew at double-digit rates in local currency volumes and spreads increased.

The performance by geographic areas excluding the exchange rate impact was the following:

•   All countries grew except for the UK. Of note was: Spain (+15%), with sustained improvement of spreads driven by our strategy to reduce the cost of deposits and Banco Popular’s integration; Brazil (+16%) due to higher volumes; Portugal (+9%) partly due to Banco Popular’s integration; Mexico (+13%) driven by increased volumes and higher interest rates.

Growth also in the US (+1%) driven by greater volumes which offset lower spreads on loans in Santander Consumer USA and the higher cost of funding from Santander Bank; and Argentina (+52%), spurred by management of spreads in a scenario of higher interest rates, volumes and inflation.

•   The UK decreased 4% due to pressure on spreads on new mortgages lending and lower standard variable rate (SVR) balances.

Net interest income	Net fee income
EUR million	EUR million

Net fee income

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Fees from services	7,037	7,350	(312)	(4.3)	6.3	6,261
Credit and debit cards	2,156	2,124	32	1.5	12.6	1,755
Account management	1,371	1,490	(120)	(8.0)	8.7	1,191
Bill discounting	323	357	(34)	(9.5)	3.9	284
Guarantees and other contingent liabilities	414	501	(87)	(17.4)	(11.6)	435
Other operations	2,774	2,879	(104)	(3.6)	3.9	2,597
Mutual and pension funds	1,108	815	293	35.9	41.0	757
Securities and custody services	794	841	(47)	(5.6)	1.7	712
Managed portfolio business	305	251	54	21.5	34.5	201
Insurance	2,241	2,340	(99)	(4.2)	4.3	2,249
Net fee income	11,485	11,597	(112)	(1.0)	8.5	10,180

Net fee income

Net fee income amounted to EUR 11,485 million, 1% below 2017. Excluding the exchange rate impact, net fee income was 9% higher, reflecting greater activity and more loyal customers, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption.

By global businesses, excluding the exchange rate impact, growth in net fee income from Retail Banking (+6%) and Wealth Management (+63%), while that from Santander Corporate & Investment Banking was stable (+0.3%) in the year.

By region, net fee income rose in all units, with two exceptions: SCF (-9%) due to the adaptation of insurance business to the new environment, and the US (-7%) driven by lower servicing fees at Santander Consumer USA and the New York branch. The largest increases were recorded in Argentina (+47%) spurred by greater buying and selling foreign currency activity in a volatile exchange rate environment and higher revenue from cash management; Spain (+13%) thanks to increased transactions; Brazil (+15%) with rises in almost all lines, particularly in cards, current accounts, mutual funds and insurance; and Chile (+12%) driven by income from insurance, mutual funds and cards.

Gains / (losses) on financial assets and liabilities and exchange differences (net)

Gains / (losses) on financial assets and liabilities and exchange differences (net), which account for less than 4% of total income, increased 8% to EUR 1,797 million. Excluding the exchange rate impact, they rose 21% driven by increases in Spain (sale of ALCO portfolios), Argentina (favoured by market’s volatility), and the Corporate Centre, the latter resulting from reduced hedging costs of exchange rates.

In this line item, gains and losses on financial assets and liabilities are due to the following: trading portfolio and derivative instruments marked-to-market, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions.

For further details, see note 44 to the consolidated financial statements.

Exchange rate differences show basically the gains / (losses) on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains / (losses) on financial assets and liabilities.

For further details, see note 45 to the consolidated financial statements.

Dividend income

Dividend income was EUR 370 million in 2018, 4% less than in 2017 (EUR 384 million). Excluding the exchange rate impact, it was 1% lower.

Share of results of entities accounted for by the equity method

The share of results of entities accounted for by the equity method were EUR 737 million in 2018, 5% higher than in 2017 (EUR 704 million). Excluding the exchange rate impact, they increased 14%, mainly driven by Spain.

For further information, see notes 13 and 41 to the consolidated financial statements.

Other operating income / (expenses)

Losses on net other operating income in 2018 were EUR 306 million (losses of EUR 291 million in 2017). Included in this item are income and expenses from insurance activity, non-financial services, other fees and contributions to the Deposit Guarantee Fund and the Single Resolution Fund. The higher loss was due to the increased contribution of EUR 47 million to these funds.

For further information, see note 46 to the consolidated financial statements.

Operating expenses

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Staff costs	11,865	12,047	(182)	(1.5)	5.6	11,004
Other administrative expenses	8,489	8,353	136	1.6	10.6	7,733
Information technology	1,550	1,257	294	23.4	33.0	1,094
Communications	527	529	(2)	(0.5)	10.8	499
Advertising	646	757	(110)	(14.6)	(8.1)	691
Buildings and premises	1,846	1,798	48	2.7	8.7	1,708
Printed and office material	122	133	(11)	(8.2)	(1.3)	146
Taxes (other than tax on profits)	557	583	(26)	(4.5)	3.7	484
Other expenses	3,240	3,296	(56)	(1.7)	6.3	3,111
Administrative expenses	20,354	20,400	(46)	(0.2)	7.6	18,737
Depreciation and amortisation	2,425	2,593	(168)	(6.5)	(0.8)	2,364
Operating expenses	22,779	22,993	(214)	(0.9)	6.6	21,101

Operating expenses

Operating expenses totalled EUR 22,779 million, 1% lower year-on-year. Administrative expenses remained almost stable, and depreciation and amortisation decreased 6%.

Excluding the exchange rate impact, operating expenses rose 7% as a result of higher inflation in some countries, investments in transformation and digitalisation, and various integration processes.

In real terms (excluding inflation and perimeter), costs remained flat for the second year running (-0.5% in 2018 and +0.3% in 2017). Of note by units were the lower costs in the US, Spain, SCF and Portugal. The latter three reflecting the integration processes implemented.

The main rises were in Mexico and Chile, due to investments in infrastructure, and in Poland, due to transformation projects and pressure on salaries.

Efficiency ratio (cost-to-income)

%

We believe that the measures to optimise costs, as part of the ongoing integration processes mainly in Spain, Portugal and Poland, will be reflected in greater synergies in the future. This evolution is enabling us to combine the investments made to enhance the customer experience with an operational efficiency that continues to be the sector’s reference.

The efficiency ratio (cost-to-income ratio) was 47.0% in 2018, better than in 2017 (47.4%), enabling us to combine one of the sector’s best efficiency ratios and be among the top three banks in customer satisfaction in seven of our core countries.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) were EUR 8,986 million in 2018, a 3% decrease (EUR 9,259 million in 2017).

In this item, net loan-loss provisions was 3% lower at EUR 8,873 million. Excluding the exchange rate impact, they rose 7%, with the following detail by countries:

•   The largest increases were in Spain due to the acquisition of Banco Popular; SCF, because of higher releases and portfolio sales in 2017, although its cost of credit remained below the standards for this business; and Argentina due to higher provisions for individual customers and the impact of the peso’s depreciation on dollar balances.

•   Lastly, the US and Mexico recorded falls in the year, growth in Brazil although at a slower pace than the loan book, as well as the UK and Portugal, which maintained a low cost of credit at below 10 bps.

Credit quality ratios performed well in the last twelve months. The NPL ratio improved to 3.73% from 4.08% in 2017, the coverage ratio increased to 67% from 65% a year earlier, while the cost of credit fell 7 bps to 1.00%. By countries, the NPL ratio improved in eight of our 10 core units and coverage in six.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)

EUR million

	2018	2017	2016
Financial assets at fair value through other comprehensive income	1
Financial assets at amortised cost	8,985
Financial assets measured at cost		8	52
Financial assets available-for-sale		10	(11)
Loans and receivables		9,241	9,557
Held-to-maturity investments		—	28
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	8,986	9,259	9,626

Impairment on other assets (net)

EUR million

	2018	2017	2016
Impairment of investments in subsidiaries, joint ventures and associates, net	17	13	17
Impairment on non-financial assets, net	190	1,260	123
Tangible assets	83	72	55
Intangible assets	117	1,073	61
Others	(10)	115	7
Impairment on other assets (net)	207	1,273	140

For further details, see the ‘Credit risk’ section in the Risk management chapter.

Impairment on other assets (net)

Impairment on other assets in 2018 declined to EUR 207 million. In 2017, it was EUR 1,273 million, including impairment losses of EUR 1,073 million in intangible assets, of which EUR 799 million was related to the goodwill of Santander Consumer USA.

Provisions or reversal of provisions

Provisions (net of reversal provisions) declined 27% in 2018, to EUR 2,223 million (EUR 3,058 million in 2017). Excluding the exchange rate impact, 22% decrease mainly due to lower provisions for legal and labour claims (trabalhistas) in Brazil and for potential customer complaints in the UK.

For further details, see note 25 to the consolidated financial statements.

Gains or losses on non-financial assets and investments (net)

Net gains on non-financial assets and investments were EUR 28 million in 2018, compared to EUR 522 million in 2017. The decrease was mainly due to the fact that in 2017 we recorded capital gains from the sale of Allfunds Bank (EUR 425 million).

For further details, see note 49 to the consolidated financial statements.

Cost of credit	Net loan-loss provisions
%	EUR million

A. Excluding exchange rate impact: +7%.

Attributable profit to the parent	Earnings per share
EUR million	Euros

A. Excluding exchange rate impact: +32%.	A. Adjusted to capital increase of July 2017.

Negative goodwill recognised in results

In 2018, EUR 67 million (no negative goodwill was recorded in 2017) due to the difference between the fair value of the net assets acquired with the acquisition of Deutsche Bank Polska in Poland and the transaction value.

Gains or losses on non-current assets held for sale not classified as discontinued operations

This item, which includes mainly impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, were EUR -123 million in 2018, compared to EUR -203 million in 2017.

Profit before tax

Profit before tax was 17% higher, at EUR 14,201 million. Excluding the exchange rate impact, it increased 30%, driven by strong customer revenue (NII+fee income), controlled costs and the improved cost of credit.

Income tax

Corporate income tax was EUR 4,886 million in 2018, a 26% increase from EUR 3,884 million in 2017. The effective tax rate for the Group as a whole was 34.4% compared to 32.1% in 2017.

Attributable profit to non-controlling interests

The attributable profit to non-controlling interests was EUR 1,505 million, 5% lower than in 2017. Excluding the exchange rate impact, it rose 1%.

For further details, see note 28 to the consolidated financial statements.

Attributable profit to the parent

Attributable profit to the parent amounted to EUR 7,810 million, 18% higher compared to 2017 (EUR 6,619 million). Excluding the exchange rate impact, attributable profit was 32% higher year- on-year.

RoE was 8.21%, RoTE 11.70% and RoRWA 1.55% (7.14%, 10.41% and 1.35% respectively in 2017).

Earnings per share was EUR 0.449, a 11.2% increase compared to 2017 (EUR 0.404).

RoTE	RoRWA
%	%

Underlying attributable profit to the parent

The attributable profit to the parent recorded in 2018 and 2017 was affected by the following results (net of tax), that are outside the ordinary course performance of our business and distort the year-on-year comparison:

1.  These results recorded in 2018 for EUR -254 million net of tax were related to integrations (mainly restructuring costs; EUR -280 million in Spain and EUR -40 million at the Corporate Centre, both related to Popular), and positive results for integration in Portugal (EUR 20 million) and the negative goodwill adjustment in Poland (EUR 45 million).

2.  These results in 2017 had a net impact of EUR -897 million on profit, as follows:

i.   Sale of Santander’s stake in Allfunds Bank. The capital gains from the disposal of Santander’s 25% stake amounted to EUR 297 million (gross EUR 425 million recorded in gains/losses on disposal of non-financial assets and investments).

ii.Restructuring costs: charge of EUR 300 million for the integration of Banco Popular and an additional charge of EUR 85 million due to the integration of the commercial networks in Germany.

iii.  Impairment of equity stakes and intangible assets held by the Group of EUR 130 million.

iv.  Impairment of goodwill in Santander Consumer USA of EUR 603 million.

v.   Net impact of the tax reform, provisions for hurricanes and other provisions in the US of EUR -76 million.

For further details, see note 52.c to the consolidated financial statements.

Excluding these results from the different P&L lines where they are recorded, and including them separately in the management adjustments line, underlying attributable profit to the parent rose 7% to EUR 8,064 million (EUR 7,516 million in 2017). Excluding the exchange rate impact, it was 18% higher.

By units, Spain, Portugal, Brazil, Mexico and the US recorded double-digit growth, while SCF and Chile also rose. Poland remained stable while the UK and Argentina decreased, the latter affected by the high inflation adjustment.

2018 Management adjustments	2017 Management adjustments
EUR million (net of tax)	EUR million (net of tax)

Attributable profit to the parent

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Underlying attributable profit to the parent	8,064	7,516	548	7.3	18.5	6,621
Management adjustments	(254)	(897)	643	(71.7)	(71.6)	(417)
Attributable profit to the parent	7,810	6,619	1,191	18.0	32.1	6,204

Underlying RoTE A	Underlying RoRWA A
%	%

A. Excluding management adjustments.	A. Excluding management adjustments.

As a result, the Group’s underlying RoTE was 12.08% compared to 11.82% in 2017, and underlying RoRWA was 1.59% in 2018 compared to 1.48% a year earlier.

Below, the summarised income statement adjusted to the items outside the ordinary course performance of our business (included in the management adjustments line) as detailed in note 52.c of the consolidated financial statements, where the reconciliation of the aggregate underlying consolidated results of our segments to the statutory consolidated results is presented.

Summarised underlying income statement

EUR million

			Change
	2018	2017	Absolute	%	% excl. FX	2016
Net interest income	34,341	34,296	45	0.1	8.7	31,089
Net fee income	11,485	11,597	(112)	(1.0)	8.5	10,180
Gains (losses) on financial transactions and exchange differences	1,797	1,703	94	5.5	18.0	1,723
Other operating income	801	796	5	0.6	4.9	862
Total income	48,424	48,392	32	0.1	8.9	43,853
Administrative expenses and amortisations	(22,779)	(22,918)	139	(0.6)	7.0	(21,088)
Net operating income	25,645	25,473	172	0.7	10.6	22,766
Net loan-loss provisions	(8,873)	(9,111)	238	(2.6)	7.2	(9,518)
Other gains (losses) and provisions	(1,996)	(2,812)	816	(29.0)	(22.1)	(1,960)
Profit before tax	14,776	13,550	1,226	9.0	19.7	11,288
Tax on profit	(5,230)	(4,587)	(643)	14.0	25.2	(3,396)
Profit from continuing operations	9,546	8,963	583	6.5	16.9	7,892
Net profit from discontinued operations	—	—	—	—	—	0
Consolidated profit	9,546	8,963	583	6.5	16.9	7,893
Non-controlling interests	1,482	1,447	35	2.4	9.1	1,272
Underlying attributable profit to the parent	8,064	7,516	548	7.3	18.5	6,621

3.3   Balance sheet

Balance sheet A

EUR million

			Change
Assets	2018	2017	Absolute	%	2016
Cash, cash balances at central banks and other deposits on demand	113,663	110,995	2,668	2.4	76,454
Financial assets held for trading	92,879	125,458	(32,579)	(26.0)	148,187
Non-trading financial assets mandatorily at fair value through profit or loss	10,730
Financial assets designated at fair value through profit or loss	57,460	34,782	22,678	65.2	31,609
Financial assets at fair value through other comprehensive income	121,091
Financial assets available-for-sale		133,271			116,774
Financial assets at amortised cost	946,099
Loans and receivables		903,013			840,004
Investments held-to-maturity		13,491			14,468
Hedging derivatives	8,607	8,537	70	0.8	10,377
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	1,287	(199)	(15.5)	1,481
Investments	7,588	6,184	1,404	22.7	4,836
Assets under insurance or reinsurance contracts	324	341	(17)	(5.0)	331
Tangible assets	26,157	22,974	3,183	13.9	23,286
Intangible assets	28,560	28,683	(123)	(0.4)	29,421
Tax assets	30,251	30,243	8	0.0	27,678
Other assets	9,348	9,766	(418)	(4.3)	8,447
Non-current assets held for sale	5,426	15,280	(9,854)	(64.5)	5,772
Total assets	1,459,271	1,444,305	14,966	1.0	1,339,125
Liabilities and equity
Financial liabilities held for trading	70,343	107,624	(37,281)	(34.6)	108,765
Financial liabilities designated at fair value through profit or loss	68,058	59,616	8,442	14.2	40,263
Financial liabilities at amortised cost	1,171,630	1,126,069	45,561	4.0	1,044,240
Hedging derivatives	6,363	8,044	(1,681)	(20.9)	8,156
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	330	(27)	(8.2)	448
Liabilities under insurance or reinsurance contracts	765	1,117	(352)	(31.5)	652
Provisions	13,225	14,489	(1,264)	(8.7)	14,459
Tax liabilities	8,135	7,592	543	7.2	8,373
Other liabilities	13,088	12,591	497	3.9	11,070
Liabilities associated with non-current assets held for sale	—	—	—	—	—
Total liabilities	1,351,910	1,337,472	14,438	1.1	1,236,426
Shareholders' equity	118,613	116,265	2,348	2.0	105,977
Other comprehensive income	(22,141)	(21,776)	(365)	1.7	(15,039)
Minority interests	10,889	12,344	(1,455)	(11.8)	11,761
Total equity	107,361	106,833	528	0.5	102,699
Total liabilities and equity	1,459,271	1,444,305	14,966	1.0	1,339,125

A. Due to the application of IFRS9 from 1 January 2018 and the decision to not restate the financial statements, as permitted in the regulation, the balance sheet of December 2018 is not comparable with previous reporting periods in some items. Note 1.b to the consolidated financial statements includes a reconciliation of balances as of 31 December 2017 under IAS39 and the corresponding balances as of 1 January 2018 under IFRS9 where the effect of the first application of the rule is broken down.

2018 Highlights

•  Loans and advances to customers increased 4% year-on-year. The Group uses gross loans excluding reverse repurchase agreements for the purpose of analysing the traditional retail banking loans.

•   The latter, excluding the exchange rate impact, grew 4%, and in eight of the ten core units, particularly in developing countries (+14%).

•   The loan portfolio maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and companies (27%) and SCIB (11%).

•  Customer deposits remained stable year-on-year. The Group uses customer deposits, excluding repos, and mutual funds, excluding the exchange rate impact, for the purpose of analysing the traditional retail banking funds:

•   Customer funds rose 4%. with growth in eight of the ten core units (basically flat in the other two). Demand and time deposits, in particular, grew while mutual funds remained virtually unchanged because of the market environment.

•   The customer funds structure is also clearly diversified by product: demand deposits (61%), time deposits (22%) and investment funds (17%).

•  The net loan-to-deposit ratio was 113% (109% in 2017) reflecting the retail nature of our balance sheet.

Loans and advances to customers amounted EUR 882,921 million in December 2018, a 4% increase compared to EUR 848,915 million at the end of 2017.

The Group uses gross loans excluding reverse repurchase agreements for the purpose of analysing the traditional commercial banking loans. To facilitate the evaluation of the management of the Group in the period reviewed, some comments below do not take into account exchange rates, which have a negative impact on the Group as a whole of two percentage points.

Gross loans and advance to customers, excluding the exchange rate impact and reverse repos, increased 4%, with the following highlights:

–   Rises in eight of the ten core countries, notably all developing markets which grew 14%: Argentina (+40%), due to balances in pesos as well as the impact of the peso’s depreciation on dollar balances, Poland (+30%) partly due to the integration of the retail and SME businesses acquired from Deutsche Bank Polska, Brazil (+13%), and Mexico and Chile (+10% each).

Loans and advances to customers

EUR million

			Change
	2018	2017	Absolute	%	2016
Commercial bills	33,301	29,287	4,014	13.7	23,894
Secured loans	478,068	473,936	4,132	0.9	454,677
Other term loans	265,696	257,441	8,255	3.2	232,288
Finance leases	30,758	28,511	2,247	7.9	25,357
Receivable on demand	8,794	6,721	2,073	30.8	8,102
Credit cards receivable	23,083	21,809	1,274	5.8	21,363
Impaired assets	34,218	36,280	(2,062)	(5.7)	32,573
Gross loans and advances to customers (excl. reverse repos)	873,918	853,985	19,933	2.3	798,254
Reverse repos	32,310	18,864	13,446	71.3	16,609
Gross loans and advances to customers	906,228	872,849	33,379	3.8	814,863
Loan-loss allowances	23,307	23,934	(627)	(2.6)	24,393
Net loans and advances to customers	882,921	848,915	34,006	4.0	790,470

Gross loans and advances to customers (excluding reverse repos)	Gross loans and advances to customers (excluding reverse repos)
EUR billion	% of operating areas. December 2018

A. Excluding exchange rate impact: +4%.	A. Excluding management adjustments.

– More moderate growth in the mature markets (+1%), with growth in the US (+6%) supported by higher origination volumes at Santander Consumer USA, and growth in consumer, companies, and SCIB at Santander Bank. The UK increased slightly (+1%).

– Portugal and Spain’s banking sector continued to deleverage with a credit decrease around 3%. In this context, we recorded declines. In Portugal, down 2%, because of the sale of non-productive portfolios and in Spain by 4% because of lower wholesale balances and institutions.

Gross loans and advance to customers excluding reverse repos maintained a balanced structure: individuals (45%), consumer credit (17%), SMEs and companies (27%) and SCIB (11%).

At 2018 year-end, 53% of total loans and advances to customers maturing in over one year, were linked to floating interest rates, while the remaining 47% was linked to fixed rates, with the following detail by country:

•   In Spain, 70% of loans are linked to floating rates and 30% at fixed rates.

•   Internationally, 48% of loans are at floating rates and 52% at fixed rates.

For further information on the distribution of customer loans and advances by business line, see note 10.b to the consolidated financial statements.

Tangible assets amounted to EUR 26,157 million in December 2018, increasing EUR 3,183 million and 14% from December 2017 (EUR 22,974 million), driven by the increase recorded in the US from assets associated with leasing business.

Intangible assets rose to EUR 28,560 million, of which EUR 25,466 million correspond to goodwill, which decreased EUR 303 million in the year (-1%) as a net result of an increase mainly due to the card business purchase from WiZink, S.A., offset by the exchange rate impact.

Loans and advances to customers facilities with maturities exceeding one year at year-end of 2018

EUR million

	Domestic		International		Total
	Amount	Weight over the total (%)	Amount	Weight over the total (%)	Amount	Weight over the total (%)
Fixed	51,542	30%	255,354	52%	306,896	47%
Floating	117,449	70%	235,646	48%	353,095	53%
TOTAL	168,991	100%	491,000	100%	659,991	100%

Total customer funds

EUR million

			Change
	2018	2017	Absolute	%	2016
Demand deposits	548,711	525,072	23,639	4.5	467,261
Time deposits	199,025	199,649	(624)	(0.3)	181,089
Mutual funds A	157,888	165,413	(7,525)	(4.5)	147,416
Customer funds	905,624	890,134	15,490	1.7	795,766
Pension funds A	15,393	16,166	(773)	(4.8)	11,298
Managed portfolios A	26,785	26,393	392	1.5	23,793
Repos	32,760	53,009	(20,249)	(38.2)	42,761
Total customer funds	980,562	985,702	(5,140)	(0.5)	873,618

A. Including managed and marketed funds.

On the liabilities side, customer deposits stood at EUR 780,496 million in December 2018, virtually unchanged (+0.4%) from December 2017 (EUR 777,730 million).

The Group uses customer deposits, excluding repos, and including mutual funds (customer funds) for the purposes of analysing the traditional retail banking funds.

Customer funds increased 2%. Excluding the effect of exchange rate movements, which had a negative impact on the Group as a whole of two percentage points, customer funds rose 4%. The main highlights were as follows:

–   The strategy continued to focus on boosting loyalty. As a result, demand deposits rose 6%, increasing in almost all units. On the other hand, time deposits rose due to the Latin American countries performance, particularly Brazil, which increased 29% as part of the strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. These increases offset the falls recorded in the UK and mainly in Spain. Mutual funds remained virtually unchanged (-0.4%) impacted by the fall in the markets.

–   By units, customer funds rose in eight of the ten core units, notably in Argentina (+51%), Poland (+32%), Brazil (+15%) and Portugal and Chile (+8% each). More moderate growth of around 3%-4% in Santander Consumer Finance, Mexico and the US. Spain and the UK hardly changed, because of the sharp fall in time deposits (and savings in the UK’s case), which cancelled out the 8% growth in demand deposits in Spain and the 2% rise in current accounts in the UK.

The structure of customer funds is also clearly differentiated by product: 61% corresponds to demand deposits, 22% to time deposits and 17% to investment funds.

The net loan-to-deposit ratio increased slightly to 113% in December 2018, compared to 109% in December 2017.

In addition to attracting customer deposits, the Group applies a strategy of maintaining a selective issuance policy in international fixed income markets, endeavouring to adapt the frequency and volume of market operations to both the structural liquidity requirements of each unit and the receptivity of each market.

For more information on debt issues and maturities, see the following section on liquidity and funding management.

Customer funds (excluding repos)	Customer funds (excluding repos)
EUR billion	% of operating areas. December 2018

A. Excluding exchange rate impact: +4%.

B. Including managed and marketed funds.

3.4  Liquidity and funding management

•   The Group’s liquidity remains at comfortable levels, well above regulatory requirements.

•   Recovery in lending in most countries where the Group operates.

•   Issuance activity prioritised medium- and long-term funding instruments expected to be TLAC/MREL eligible.

•   The Group’s moderate encumbrance of assets continued in the structural funding sources of the balance sheet.

First, we present the Group’s liquidity management, the principles on which it is based and the framework in which it is included.

We then look at the funding strategy developed by the Group and its subsidiaries, with particular attention on the liquidity evolution in 2018. We examine changes in the liquidity management ratios and the business and market trends that gave rise to these over the last year.

The section ends with a qualitative description of the outlook for funding in 2019 for the Group and its main countries.

Liquidity management in Santander Group

Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•   Decentralised liquidity model.

•   Medium- and long-term funding needs must be covered by medium- and long-term instruments.

•   High contribution from customer deposits due to the retail nature of the balance sheet.

•   Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.

•   Limited recourse to short-term.

•   Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•   Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

•   A  solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework.

This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

•   In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.

The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives.

•   Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:

•   a solid balance sheet structure, with a diversified presence in the wholesale markets;

•   the use of liquidity buffers and limited encumbrance of assets;

•   compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

Over the course of the year, all dimensions of the plan are monitored.

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

As a result of the aforementioned process, a regulatory requirement is that once a year the Group must send the supervisor a document, approved by the board of directors, that concludes that the Group’s funding and liquidity structure remains solid in all scenarios and that the internal processes are suitable to ensure sufficient liquidity. This conclusion is the result of analysis carried out by each of the subsidiaries, following the Group’s autonomous liquidity management model.

The Group has a robust structure suited to the identification, management, monitoring and control of liquidity risks, established through common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and a well-coordinated corporate supervision.

Additionally, frequent and detailed liquidity monitoring reports are generated for management, control, informational and steering purposes. The most relevant information is periodically sent to senior management, the executive committee and the board of directors.

Over the last few years, the Group and each of its subsidiaries have developed a comprehensive special situations management framework which centralises the Group’s governance in these scenarios. Contingency funding plans are integrated within this governance model, detailing a series of actions which are feasible, pre-assessed, with an established execution timeline, categorised, prioritised and sufficient both in terms of volumes as well as timeframes to mitigate stress scenarios.

Funding strategy and liquidity evolution in 2018

Funding strategy and structure

Santander’s funding activity over the last few years has focused on extending its management model to all Group subsidiaries, including new incorporations.

Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

This structure has made it possible for Santander to take advantage of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during periods of market stress.

Over the last few years, it has been necessary to adapt funding strategies to reflect commercial business trends, market conditions and new regulatory requirements.

In 2018, Santander continued to improve in specific aspects, with no significant changes in liquidity management or funding policies or practices. All of this enables us to face 2019 from a strong starting point, with no material growth restrictions.

In general terms, the funding strategies and liquidity management approaches implemented by Santander subsidiaries remain:

•   Maintain adequate and stable medium- and long-term wholesale funding levels.

•   Ensure a sufficient volume of assets which can be discounted in central banks as part of the liquidity buffer.

•   Liquidity generation from the commercial business.

All these developments, enable Santander to enjoy a very robust funding structure today. The basic features of this are:

•   Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) circa 90% of loans and advances to customers as of December 2018. Moreover, these deposits are highly stable due to the fact that they mainly arise from retail client activity. This represents a slight decrease with respect to the 2017 figure of 92%. Further detail on this variation in the liquidity evolution in 2018.

Santander Group liquidity balance sheet

%. December 2018

•   Medium- and long-term wholesale funding accounts for more than 19% of the Group’s net funding, compared with 18% at the end of 2017, and comfortably covers the loans and advances to customers not funded by customer deposits (commercial gap).

The outstanding balance of M/LT debt issuance was EUR 169,825 million in nominal terms in 2018, with a comfortable maturity profile and well balanced by instruments and markets, and a weighted average maturity of 4.6 years, slightly less than the average 5.0 years as of end 2017.

The distribution of this funding by instrument over the last three years and maturity profile is as follows:

Medium and long term debt issuance. Santander Group A

EUR million

	2018	2017	2016
Preferred	11,508	10,365	8,515
Subordinated	13,218	12,049	11,981
Senior debt	98,827	85,962	89,568
Covered bonds	46,272	45,585	39,513
Total	169,825	153,961	149,578

A. Excluding securitisations, agribusiness notes and real state credit notes.

Distribution by contractual maturity. December 2018. Santander Group A

EUR million

	0-1	1-3	3-6	6-9	9-12	12-24	2-5	more than
	month	months	months	months	months	months	years	5 years	Total
Preferred	—	—	—	—	—	—	—	11,508	11,508
Subordinated	—	580	—	—	—	—	1,403	11,234	13,218
Senior debt	1,704	2,879	3,852	3,944	1,480	25,119	39,026	20,823	98,827
Covered bonds	495	100	1,538	1,759	1,000	6,798	16,950	17,632	46,272
Total	2,199	3,559	5,390	5,703	2,480	31,917	57,380	61,197	169,825

A.  If an issuance has a put option in favour of the holder, the maturity of the put is considered rather than the contractual maturity.

Note: there are no additional guarantees for any of the debt issued by the Group’s subsidiaries.

In addition to the debt issuances of the medium- and long- term wholesale funding, the Bank has securitisations placed in the market, collateralised funding and other specialist funding amounting to a total of EUR 53,589 million with a maturity of 1.6 years.

The following charts show the similarity of the geographic distribution of the Group’s loans and advances to customers and its medium- and long-term wholesale funding. This remained largely unchanged compared to 2017.

Loans and advances to customers	M/LT wholesale funding
%. December 2018	%. December 2018

Wholesale funding stemming from short-term issuance programmes is a residual part of the Group’s funding structure, related to treasury activities and comfortably covered by liquid assets.

The outstanding balance at the end of 2018 was EUR 28,754 million distributed as follows: European Commercial Paper, US Commercial Paper and domestic programmes issued by the parent bank, 39%; various certificates of deposit and commercial paper programmes in the UK, 25%; commercial paper programmes of Santander Consumer Finance, 24% and issuance programmes in other units, 12%.

Evolution of liquidity in 2018

The main aspects of liquidity in 2018 can be summarised as follows:

I.    Basic liquidity ratios remain at comfortable levels.

II.   We are continuing to achieve regulatory ratios ahead of schedule.

III.  Moderate use of encumbered assets in funding operations.

i.   Basic liquidity ratios remain at comfortable levels

At end 2018, Santander Group recorded:

•   A stable credit to net assets ratio (total assets minus trading derivatives and inter-bank balances) of 76%, similar to recent years. This high level in comparison with European competitors reflects the retail nature of Santander Group balance sheet.

•   Net loan-to-deposit ratio (LTD) of 113%, in a very comfortable level (below 120%). This stability shows a balanced growth between assets and liabilities.

•   The ratio of customer deposits plus medium- and long-term funding to net loans was stable at 114% at end December 2018.

•   Limited recourse to short-term wholesale funding. The ratio was around 2%, in line with previous years.

•   Lastly, the Group’s structural surplus (i.e. the excess of structural funding sources - deposits, medium- and long-term funding and capital - as a percentage of structural liquidity needs - fixed assets and loans-) was an average stock of EUR 157,029 million in the year.

As at 31 December 2018, the consolidated structural surplus stood at EUR 156,048 million. This consists of fixed-income assets (EUR 175,321 million), equities (EUR 12,570 million), partly offset by short-term wholesale funding (EUR -28,754 million) and net interbank deposits (EUR -3,089 million). In relative terms, the total volume was equivalent to 13% of the Group’s net liabilities, below 2017 year-end.

The table shows the evolution of the basic monitoring liquidity metrics at the Group level over the last few years:

Group’s liquidity monitoring metrics

%

	2018	2017	2016
Loans A / Total assets	76%	75%	75%
Loans A to Deposit ratio (LTD)	113%	109%	114%
Customer deposits and medium and long term funding / Loans A	114%	115%	114%
Short term wholesale funding / Net liabilities	2%	2%	3%
Structural liquidity surplus (% / net liabilities)	13%	15%	14%

A. Loans and advances to customers.

Having discussed the principal liquidity ratios at Group level, the following table sets out the ratios for Santander’s main units as at end 2018:

Main units’ liquidity metrics

%. December 2018

		Deposits +
		M/LT funding
	LTD ratio	/ Loans A
Spain	81%	156%
Santander Consumer Finance	261%	65%
Poland	84%	123%
Portugal	95%	117%
United Kingdom	122%	106%
Brazil	104%	118%
Mexico	89%	120%
Chile	146%	94%
Argentina	61%	172%
United States	149%	108%
Group	113%	114%

A. Loans and advances to customers.

The key drivers behind the evolution of the Group’s liquidity and that of its subsidiaries in 2018 (excluding the forex effect) were:

•   Growth in lending in most countries where the Group operates. Customer deposits also grew, except for the UK. As a result of this combined performance, the commercial gap, excluding repurchase agreement, barely generates liquidity needs.

•   Debt issuance momentum continued, particularly in the European units. In particular, issuances that are expected to be Minimum Requirement for Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) eligible have been prioritised.

In 2018, the Group as a whole captured EUR 60,053 million of medium- and long-term funding, calculated using year-average exchange rates.

In terms of instruments, medium and long-term fixed income (senior debt, covered bonds, subordinated debt and preferred shares) declined by almost 1% to EUR 37,505 million. Fewer issues of senior debt and preferred shares were offset by greater activity in covered bonds and subordinated debt. Securitisation and structured finance activity increased 47% compared to 2017 to EUR 20,555 million. In addition, the maturity of EUR 2,069 million of securitisations was extended.

By country, the largest issuers of medium- and long-term debt were the UK, Spain and Santander Consumer Finance. Compared to 2017, Mexico and Poland increased the most in relative terms. In absolute terms, the UK recorded the largest increase since it did not resort to the Bank of England’s long-term programmes. The largest declines were in Spain, the US and Portugal, which had an unusual high issuance activity in 2017.

The main issuers of securitisations were Santander Consumer Finance and Santander Consumer USA.

The charts below set out in greater detail their distribution by instruments and geographic areas:

Distribution by instruments and geographies

%. December 2018

The weight of covered bonds issued in the year was 11% of total issuances, slightly higher than last year’s 10%. However, in contrast to 2017 when the main issuers were the UK and Portugal, in 2018 the main issuers were the UK and Spain. Of note was the return of Spain’s mortgage covered bonds to public markets, absent since 2016, as it was focused on senior non-preferred issuances.

Analysing the issuance activity over the course of the year in the main geographies and comparing it to the information presented to the market at the beginning of 2018, we can conclude the following:

•    Parent bank marketed around EUR 3.0 billion of hybrid securities, in the upper range of forecasts; over EUR 6.0 billion senior non- preferred, in the lower range of forecasts; and completed its funding plan with senior preferred and mortgage covered bonds of just over EUR 2.0 billion.

•    Santander Consumer Finance issued senior debt of more than EUR 5.0 billion, in line with forecasts.

•    The UK issued more than EUR 8.0 billion of senior debt via its holding company and the bank, in the upper range of forecasts. The UK completed its funding plan by issuing around EUR 5.0 billion of covered bond securities via the bank, above forecasted levels. It is noteworthy that the UK started to carry out in 2018 its issuance plan envisaged for 2019, in order to anticipate possible tensions in the capital markets related to Brexit.

•    The US issued slightly more than EUR 1.0 billion of senior debt via its holding company, in the lower range of forecasted volumes.

•    In 2018, using year-average exchange rates, the Group issued EUR 13,544 million of MREL/TLAC eligible securities, of which EUR 10,284 million were senior non-preferred and eligible senior debt, EUR 1,500 million were AT1, and EUR 1,760 million were subordinated debt.

In short, Santander Group retained its comfortable access to the different markets in which it operates, reinforced by new issuing units and products. In 2018, we issued debt and securitisations in 16 different currencies, with participation from 20 relevant issuers in 13 countries and with a weighted average maturity of 4 years, slightly below the previous year.

ii. Compliance with regulatory ratios ahead of schedule

Under its liquidity management model, over the last few years Santander Group has been managing the implementation, monitoring and compliance with the new liquidity requirements established under international financial regulations ahead of schedule.

LCR (Liquidity Coverage Ratio)

The regulatory requirement for this ratio in 2018 was set at 100%. As a result, the Group, both at a consolidated and subsidiary level, increased its risk appetite from 100% in 2017 to 105% in 2018.

The strong short-term liquidity starting position, combined with autonomous management in all major units, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As at end 2018, the Group’s LCR ratio stood at 158%, comfortably exceeding regulatory requirements. The following table provides detail of the LCR ratio by unit. All of them show a considerable excess over requirements:

Liquidity Coverage Ratio

%

December 2018
Parent bank	153%
Santander Consumer Finance	269%
Poland	151%
Portugal	152%
United Kingdom	164%
Brazil	133%
Mexico	174%
Chile	152%
United States	135%
Group	158%

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in 2019.

The NSFR constitutes a structural measure that aims at fostering longer-term stability by incentivising banks to adequately manage their maturity mismatches by funding long-term assets with long-term liabilities.

The ratio is defined as the quotient between Available Stable Funding (ASF) and Required Stable Funding (RSF).

The Available Stable Funding (ASF) comprises those sources of funding – capital and other liabilities – which can be deemed stable over a period of time of one year. The Required Stable Funding (RSF) primarily encompasses those assets than can be considered illiquid over the above-mentioned period of time, hence needing to be matched with stable sources of funding.

The Group has defined a management limit of 100% at the consolidated level and for almost all of its subsidiaries.

Net Stable Funding Ratio

%

December 2018
Parent bank	105%
Santander Consumer Finance	107%
Poland	131%
Portugal	108%
United Kingdom	128%
Brazil	109%
Mexico	130%
Chile	110%
United States	114%
Group	114%

With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium-and long-term instruments and limited recourse to short-term funding. Taken together, this has enabled Santander to maintain a balanced liquidity structure, reflected in NSFR ratios higher than 100%, both at Group and individual levels as at end December 2018.

III.     Asset Encumbrance

Lastly, it is worth highlighting Santander’s moderate use of assets as collateral in the structural funding sources of the balance sheet.

In line with the 2014 European Banking Authority (EBA) guidelines on disclosure of encumbered and unencumbered assets, the concept of asset encumbrance includes both on-balance sheet assets pledged as collateral in operations to obtain liquidity as well as those off-balance sheet assets received and re-used for a similar purpose, in addition to other assets associated with liabilities other than for funding reasons.

The following tables present the data the Group is required to report to the EBA as at end 2018.

On-balance sheet encumbered assets amounted to EUR 322.2 billion, 67% of which are loans (mortgages, corporate, etc.). Off-balance sheet asset encumbrance stood at EUR 69.9 billion, mainly relating  to debt securities received as collateral in reverse repurchase agreements which were then re-used.

The total for the two categories was EUR 391.8 billion of encumbered assets, giving rise to a volume of associated liabilities of EUR 301.6 billion.

As at end 2018, total asset encumbrance in funding operations represented 24.8% of the Group’s extended balance sheet under

Group. Disclosure on asset encumbrance as at December 2018

EUR billion

	Carrying amount of	Fair value of	Carrying amount of	Fair value of
	encumbered assets	encumbered assets	unencumbered assets	unencumbered assets
Assets	322.2	—	1,137.1	—
Loans and advances	214.6	—	855.0	—
Equity instruments	4.2	4.2	10.7	10.7
Debt instruments	76.3	76.3	114.8	114.8
Other assets	27.1	—	156.6	—

Group. Collateral received as at December 2018

EUR billion

		Fair value of collateral
	Fair value of	received or own
	encumbered collateral	debt securities
	received or own debt	issued available for
	securities issued	Encumbrance
Collateral received	69.6	48.9
Loans and advances	—	—
Equity instruments	2.7	6.0
Debt instruments	65.0	42.9
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	1.4

Group. Encumbered assets / collateral received and associated liabilities

EUR billion

Assets, collateral
received and own
debt securities
	Matching liabilities,	issued other than
	contingent liabilities	covered bonds and
	or securities lent	ABSs encumbered
Total sources of encumbrance (carrying amount)	301.6	391.8

EBA criteria (total assets plus guarantees received: EUR 1,578 billion in 2018). This ratio is similar to the values reported by the Group prior to the acquisition of Banco Popular in 2017.

Finally, a distinction needs to be made between the different natures of the sources of encumbrance, as well as their role in the Group’s funding:

•    51.5% of total asset encumbrance corresponds to collateral pledged in medium- and long-term transactions (with a residual maturity of more than one year) to fund the commercial activity on the balance sheet. This results in a level of asset encumbrance known as ‘structural’ at 12.8% of the extended balance sheet, using EBA criteria.

•    The other 48.5% corresponds to short-term market transactions with a residual maturity of less than one year, or to collateral pledged in derivative operations whose purpose is not to finance normal business activity of businesses but rather efficient short-term liquidity management.

Rating agencies

The Group’s access to wholesale financing markets, as well as the cost of its issuances, depends in part on the ratings granted by rating agencies.

These agencies regularly review the Group’s ratings. The rating of its debt depends on a series of factors that are endogenous to the institution (business model, strategy, capital, income generation capacity, liquidity and so on) and on other, exogenous factors related to the overall economic environment, the situation in the sector, and sovereign risk in the geographic areas where it operates.

In certain cases, the methodology applied by these agencies limits the rating a bank can receive to the sovereign rating assigned to the country in which it is headquartered.

In 2018, four rating agencies improved their rating for Banco Santander long-term senior debt after the Spanish sovereign rating was upgraded. On 6 April 2018, S&P upgraded its rating from A- to A. On 12 April 2018, DBRS raised its rating from A to A (high), on 17 April Moody’s upgraded its rating from A3 to A2, and on 17 July Fitch raised the long-term senior debt rating from A- to A, maintaining the short- and long-term issuer rating in A-/F2, respectively.

The Santander rating with all of these agencies (except Fitch) is therefore higher than the sovereign rating for the country in which it is headquartered, which clearly reflects the financial strength and diversification of the Group.

On the other hand, in March and October the agencies Scope and JCR confirmed Santander credit rating at AA- and A+, respectively, and in November the agency Axesor assigned Santander an unsolicited rating of A+.

At the end of 2018, the ratings with the main agencies were as follows:

Rating agencies

	Long	Short
	Term	Term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch Ratings	A-	F2	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Scope	AA-	S-1+	Stable
JCR Japan	A+	—	Stable

Funding outlook for 2019

Santander starts 2019 with a comfortable liquidity position and with good prospects for the year. However, some uncertainties remain, namely those related to geopolitics and financial regulation.

With manageable debt maturities over the next few quarters, supported by the low weight of short-term funding and an issuance dynamic expected to be in line with recent years, the Group will manage each geographic area in order to optimise liquidity usage and to maintain a robust balance sheet structure in the units and in the Group.

For the Group as a whole, moderate commercial needs are envisaged as, in most cases, the increase in lending is expected to largely be counter-balanced by increases in customer deposits. The greatest liquidity needs will stem from the largest units: Spain, the UK, Brazil and Santander Consumer Finance.

In 2018, the Single Resolution Board informed Banco Santander of the MREL 2018 requirement under the existing recovery and resolution rules and which has to be met before 1 January 2020. Banco Santander already complies with this requirement. Starting from 2019, the minimum requirement established in the Capital Requirements Regulation (CRR) will apply to Santander, however resolution authorities will be able to set higher levels based on resolution considerations.

Once the buffers of liabilities with loss-absorbing capacity in case of resolution have been established, whether they are considered to be capital instruments or not, the Group focus for the coming years will be on repaying the ECB and Bank of England long-term funding programmes. Priority will be given to pure funding instruments, taking into account the diversification criteria and cost efficiency.

The funding plans carried out by the Group aims to ensure that we meet regulatory requirements as well as those stemming from its risk appetite framework at all times.

3.5 Capital management and adequacy. Solvency ratios1

•The fully loaded CET1 ratio was 11.30%1  at the end of 2018 (+46 bps year-on-year), surpassing our public target of 11% in 2018.

•The fully loaded total capital ratio was 14.77% (+29 bps in the year).

•We continued to strengthen our active capital management culture at all levels of the organisation.

Santander capital management and adequacy seeks to guarantee solvency and maximise profitability, ensuring compliance with the Group’s internal objectives as well as regulatory requirements.

It is a key strategic tool for taking decisions at the local and corporate levels and enables us to set a common framework of actions, defining and standardising capital management criteria, policies, functions, metrics and processes.

The function of the Group’s capital is carried out at two levels:

•    Regulatory capital: regulatory management stems from an analysis of the capital base, the solvency ratios under the prevailing regulatory criteria and the scenarios used for capital planning. The objective is to make the capital structure as efficient as possible both in terms of cost as well as compliance with the regulatory requirements. Active capital management includes strategies to use and assign capital efficiently to businesses as well as securitisations, asset sales and issuances of capital instruments (capital hybrids and subordinated debt).

•    Economic capital: the economic capital model aims to guarantee that the Group adequately assigns its capital to all risks to which it is exposed as a result of its activity and risk appetite. Its purpose is to optimise value creation for the Group and its business units.

The real economic measurement of capital needed for an activity, together with its return, promotes value creation optimisation by selecting those activities that maximise the return on capital. This is carried out under different economic scenarios, both expected as well as unlikely but plausible, and with the solvency level decided by the Group.

The Group considers the following magnitudes related to the capital concept:

	Regulatory capital
• Capital requirements: the minimum volume of own funds required by the regulator to ensure the solvency of the entity, depending on its credit, market and operational risks.
• Eligible capital: the volume of own funds considered eligible by the regulator to meet capital requirements. The main elements are accounting capital and reserves.
	Economic capital

• Self-imposed capital requirement: the minimum volume of own funds required by the Group to absorb unexpected losses resulting from current exposure to the risks assumed by the entity at a particular level of probability (this may include other risks in addition to those considered in regulatory capital).

• Available capital: the volume of own funds considered eligible by the entity under its management criteria to meet its capital needs.
	Cost of capital

The minimum return required by investors (shareholders) as remuneration for the opportunity cost and risk assumed by investing in the entity’s capital. The cost of capital represents a “cut-off rate” or “minimum return” to be achieved, enabling analysis of the activity of business units and evaluation of their efficiency.

	Leverage ratio

This is a regulatory metric that monitors the soundness and robustness of a financial institution by comparing the size of the entity to its capital. This ratio is calculated dividing Tier 1 capital by the leverage exposure, taking into account the size of the balance sheet with adjustments for derivatives, funding of securities operations and off-balance sheet items

	Return on risk adjusted capital (RoRAC)

This is the return (net of tax) on economic capital required internally. Therefore, an increase in economic capital decreases the RoRAC. For this reason, the Group requires transactions or business involving higher capital consumption to deliver higher returns.

This considers the risk of the investment, and is therefore a risk adjusted measurement of returns.

Using the RoRAC enables the Group to manage its business more effectively, assess the real returns on its business - adjusted for the risk assumed - and to be more efficient in its business decisions.

	Return on risk-weighted assets (RoRWA)
This is the return (net of tax) on risk-weighted assets for a particular business.
The Group uses RoRWA to establish regulatory capital allocation strategies, seeking that the maximum return.
	Value creation

The profit generated in excess of the cost of economic capital. The Group creates value when risk adjusted returns (measured by RoRAC) exceed its cost of capital, and destroys value when the reverse occurs. This measures risk adjusted returns in absolute terms (monetary units), complementing the RoRAC approach.

	Expected loss

This is the loss due to insolvency that the entity will suffer on average over an economic cycle. Expected loss considers insolvencies to be a cost that can be reduced by appropriate selection of loans.

1.  Data calculated using the IFRS9 transitional arrangements, unless otherwise indicated. Had the IFRS9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at year end would have been -27 bps.

Priorities and main activities in the Group’s capital management

The Group’s most notable capital management activities are:

•  Establishing solvency objectives and the capital contributions aligned with the minimum regulatory requirements and internal policies, in order to guarantee a solid level of capital, coherent with the Group’s risk profile, and an efficient use of capital to maximise shareholder value.

•  Developing a capital plan to meet the objectives coherent with the strategic plan. Capital planning is an essential part of executing the three-year strategic plan.

•  Assessing capital adequacy in order to ensure that the capital plan is coherent with the Group’s risk profile and with its risk appetite framework also in stress scenarios.

•  Developing the annual capital budget as part of the Group’s budgetary process.

•  Monitoring and controlling budget execution and drawing up action plans to correct any deviation from the budget.

•  Calculating capital metrics.

•  Drawing up internal capital reports, as well as reports for the supervisory authorities and for the market.

The main measures taken in 2018 are set out below:

Issuances of financial instruments with the legal nature of capital

In March 2018, Banco Santander, S.A. issued a contingent convertible bond (CoCos) of EUR 1,500 million to strengthen its AT1 (Additional Capital Tier 1).

As regards subordinated debt, during the year there were two issuances: Banco Santander, S.A. issued EUR 1,250 million and Santander Bank Polska S.A. issued EUR 229 million. These issuances bolstered the total capital ratio as they count as Tier 2 capital.

Dividend policy2

The board of directors’ intention is to distribute EUR 0.23 charged to 2018’s earnings in four dividends, three of them in cash and one a scrip dividend (Santander Dividendo Elección).

Greater detail in section 3.3 ‘Dividend policy’ on the Corporate governance chapter.

Strengthen active capital management culture

The continuous improvement in the capital ratios reflects the Group’s profitable growth strategy and a culture of active management of capital at all levels of the organisation.

Of note:

•  The strengthening of dedicated capital management teams and greater coordination between the Corporate Centre and local teams.

•  All countries and business units developed their individual capital plans focused on having businesses that maximise the return on capital.

•  A greater weight of capital in incentives. To this end, certain aspects related to capital and its profitability are taken into account in the variable pay of senior management members:

– Among the metrics taken into account are the Group’s fully loaded CET1, the contribution of capital and the return on risk weighted assets (RoRWA).

– Among the qualitative aspects are adequate management of regulatory changes in capital, effective capital management in business decisions, generation of sustainable capital and effective capital allocation.

At the same time, we are developing a programme to continuously improve the infrastructure, processes and methodologies that support all aspects related to capital in order to further strengthen active capital management, respond more agilely to the numerous and increasing regulatory requirements and conduct all activities associated with this sphere more efficiently.

Fully loaded CET1

%

A. Pro-forma taking into account the January 2015 capital increase.

Evolution of capital ratios in 2018

The phased-in ratios are calculated by applying the CRR transitory schedules, while the fully-loaded ratios are calculated without applying any schedule (i.e. with the final regulations).

On 1 January 2018 the IFRS9 came into force, which implied several accounting changes affecting the capital ratios. Santander chose to apply the phase-in using transitional arrangements, which means a five-year transition period.

Applying this criteria, the fully loaded CET1 was 11.30% at the end of December. The 46 bps increase was mainly due to profit generation and RWAs management, which led to an organic generation of 64 bps, together with the 21 bps from perimeter (mainly Blackstone and WiZink), partially offset by the net negative impact between regulatory impacts / one-offs (-25 bps, mainly minority interests in Santander Consumer USA and restructuring costs) as well as markets and others (-14 bps, mainly held to collect and sell portfolios and intangible assets).

2. The final dividend against the 2018 results is subject to approval at the Group’s 2019 annual shareholders’ meeting.

FL CET1 performance in 2018

%

The total fully-loaded capital ratio was 14.77%, up 29 bps during the year.

The  fully loaded leverage ratio stood at 5.1% (5.0% in 2017). Tier 1 capital increased compared to 2017 while the exposure reflects the usual movements of balance sheet volumes from business activity and from exchange rate changes.

The phased-in eligible capital was EUR 88,725 million. This amount represents a total capital ratio of 14.98% and phased-in common equity tier 1 (CET1) of 11.47%.

Main capital and solvency ratio

EUR million

	Fully loaded		Phased-in
	2018	2017	2018	2017
Common equity (CET1)	66,904	65,563	67,962	74,173
Tier 1	75,838	73,293	77,716	77,283
Total capital	87,506	87,588	88,725	90,706
Risk-weighted assets	592,319	605,064	592,319	605,064
CET1 capital ratio	11.30%	10.84%	11.47%	12.26%
T1 capital ratio	12.80%	12.11%	13.12%	12.77%
Total capital ratio	14.77%	14.48%	14.98%	14.99%
Leverage ratio	5.10%	5.02%	5.22%	5.28%

Regulatory capital (phased-in). Flow statement

EUR million

2018
Capital Core Tier 1
Starting amount (31/12/2017)	74,173
Shares issued in the year and share premium	(10)
Treasury shares and own shares financed	(42)
Reserves	(826)
Attributable profit net of dividends	4,518
Other retained earnings	(659)
Minority interests	(1,010)
Decrease/(increase) in goodwill and other intangible assets	(5,815)
Other deductions	(2,367)
Ending amount (31/12/2018)	67,962
Additional Capital Tier 1
Starting amount (31/12/2017)	3,110
AT1 eligible instruments	1,168
T1 excesses - subsidiaries	(258)
Residual value of intangible assets	5,707
Deductions	27
Ending amount (31/12/2018)	9,754
Capital Tier 2
Starting amount (31/12/2017)	13,422
T2 eligible instruments	1,405
Generic funds and surplus loan-loss provisions-IRB	(3,823)
T2 excesses - subsidiaries	(22)
Deductions	27
Ending amount (31/12/2018)	11,009
Deductions from total capital
Total capital ending amount (31/12/2018)	88,725

Total risk weighted assets comprising the denominator of capital requirements based on risk, are set out below, as well as its distribution by geographic segment.

Risk weighted assets

EUR million

	RWAs		Minimum capital requirements
	2018	2017	2018
Credit risk (excluding CCR)	469,074	480,221	37,526
Of which standardised approach (SA)	277,394	280,082	22,191
Of which the foundation IRB (FIRB) approach	37,479	37,207	2,998
Of which the advanced IRB (AIRB) approach	150,373	158,777	12,030
Of which Equity IRB under the Simple risk-weight or the IMA	3,828	4,155	306
Counterparty Risk (CCR)	11,987	14,668	959
Of which IRB approach	7,867	8,529	629
Of which standardised approach	1,795	3,586	144
Of which risk exposure from contributions to default fund or central counterparties (CCP)	233	313	19
Of which credit valuation adjustment (CVA)	2,092	2,240	167
Settlement risk	1	1	-
Securitisation exposure in banking book (after cap)	5,014	3,678	401
Of which IRB approach	4,276	2,482	342
Of which IRB supervisory formula approach (SFA)	1,915	708	153
Of which standardised approach (SA)	738	1,196	59
Market risk	25,012	24,161	2,001
Of which standardised approach	11,858	9,702	949
Of which internal model approach (IMA)	13,154	14,459	1,052
Operational risk	60,043	61,217	4,803
Of which standardised approach	60,043	61,217	4,803
Amounts below the thresholds for deduction (subject to 250% risk weight)	21,188	21,118	1,695
Floor adjustment	—	—	—
Total	592,319	605,064	47,386

Capital requirements by geographical distribution

EUR million

	TOTAL	Spain	United Kingdom	Other Europe	Brazil	Other Latam	United States	Rest of the world
Credit risk	38,155	9,887	5,488	7,532	4,872	4,580	5,043	753
Of which internal rating-based (IRB) approach A	14,809	5,604	3,617	2,953	653	984	411	586
- Central governments and Central BANKS	66	2	3	-	5	7	-	48
- Institutions	737	167	130	179	12	126	54	68
- Corporates – SME	8,505	3,587	1,310	1,492	635	848	356	277
- Corporates - Specialised Lending	1,148	410	289	214	2	180	17	36
- Corporates – Other	1,488	976	192	242	-	78	-	-
Retail - Secured by real estate SME	3,051	959	1,832	253	-	2	1	5
Retail - Secured by real estate non-SME	82	82	-	-	-	-	-	-
Retail - Qualifying revolving	319	120	171	28	-	-	-	-
Retail - Other SME	382	279	1	100	-	-	-	1
Retail - Other non-SME	1,667	408	171	900	-	1	-	187
Other non-credit-obligation assets
Of which standardised approach (SA)	22,191	3,160	1,871	4,579	4,194	3,589	4,631	167
Central governments or central banks	1,146	484	-	11	410	231	6	4
Regional governments or local authorities	40	-	-	4	22	13	1	-
Public sector entities	33	-	-	3	-	14	16	-
Multilateral Development Banks	-	-	-	-	-	-	-	-
International Organisations	-	-	-	-	-	-	-	-
Institutions	470	130	9	55	95	57	122	2
Corporates	5,585	562	930	1,233	950	886	997	27
Retail	8,244	610	536	2,149	1,961	1,074	1,791	124
Secured by mortgages on immovable property	3,178	308	51	705	316	843	954	-
Exposures in default	730	165	13	139	141	128	142	1
Items associated with particular high risk	185	-	11	9	-	152	11	2
Covered bonds	38	-	34	4	-	-	-	-
Claims on institutions and corporates with a short-term credit assessment	-	-	-	-	-	-	-	-
Collective investments undertakings (CIU)	22	21	1	-	-	-	-	-
Equity exposures	18	-	-	17	-	-	-	-
Other items	2,503	880	285	251	299	192	591	6
Of which Equity IRB	1,155	1,123	-	-	25	7	-	-
Under the PD/LGD method	212	212	-	-	-	-	-	-
Under internal model	849	817	-	-	25	7	-	-
Under simple method	94	94	-	-	-	-	-	-
Counterparty credit risk	330	136	59	39	31	45	12	7
Of which mark to market method (Standardised)	144	35	20	34	22	18	11	2
Of which: Risk exposure amount for contributions to the default fund of a CCP	19	15	4	-	-	-	-	-
Of which: CVA	167	86	35	5	9	26	1	4
Settlement risk	-	-	-	-	-	-	-	-
Securitisation exposures in banking book (after cap)	401	215	52	90	-	33	10	-
Of which IRB ratings-based approach (RBA)	342	213	47	61	-	21	-	-
Of which Standardised approach (SA)	59	2	5	29	-	13	10	-
Market risk	2,001	1,037	207	21	316	411	9	-
Of which standardised approach (SA)	949	498	21	21	316	84	9	-
Of which internal model approaches (IMA)	1,052	539	186	-	-	326	-	-
Operational risk	4,803	1,034	689	852	606	714	909	-
Of which Standardised Approach	4,803	1,034	689	852	606	714	909	-
Amounts below the thresholds for deduction and other non-deducted investments (subject to 250% risk weight)	1,695	906	11	131	365	200	80	2
Floor adjustment	-	-	-	-	-	-	-	-
Total	47,386	13,214	6,507	8,665	6,190	5,983	6,063	762

A. Including counterparty credit risk.

The following table presents the main changes to the capital requirements by credit risk:

Credit risk capital requirements movements A

EUR million

	RWAs	Capital Requirements
Starting amount (31/12/2017)	517,133	41,371
Business movements	1,255	100
Perimeter movements	(4,534)	(363)
Foreign exchange movements	(8,916)	(713)
Ending amount (31/12/2018)	504,938	40,395

A. Includes capital requirements of equity, securitisations and counterparty risk (excluding CVA and CCP).

The changes to the capital requirements by credit risk are mainly due to business growth in Brazil, Chile and Santander Consumer, partially offset by decreases in the UK and Spain.

Regarding the changes to the perimeter requirements, of note was the impact of the sale of Banco Popular’s real estate business assets to an external fund.

The impact of exchange rates affected mainly Argentina and Brazil.

With regards to regulatory ratios, Santander exceeds the 2019 minimum regulatory requirements by 178 bps, taking into account the surplus and shortfall in AT1 and T2 respectively.

A. Global systemically important banks (G-SIB) buffer.

B. Capital conservation buffer.

C. Countercyclical buffer.

In short, from a qualitative point of view, Santander has solid capital ratios, aligned with its business model, balance sheet structure and risk profile.

Economic capital

Economic capital is the capital needed to support all the risks of our activity with a certain level of solvency. It is measured using an internally developed model. In our case, the solvency level is determined by the objective long-term rating of “A” (above the Kingdom of Spain rating), which represents a confidence level of 99.95% (higher than the regulatory level of 99.90%) to calculate the necessary capital.

Santander’s economic capital model incorporates in its measurement all significant risks incurred by the Group in its activity (concentration risk, structural interest rate risk, business risk, pensions risk and others that are beyond the scope of regulatory Pillar 1). Furthermore, economic capital incorporates the diversification effect which in Santander case is key, due to the multinational nature of its activity covering many businesses, in order to appropriately determine and understand the risk profile and solvency of a group with global activity such as Santander.

The fact that Santander business activity is spread across various countries via a structure of separate legal entities, with a variety of customer and product segments, exposed to different types of risks, means that the Group results are less vulnerable to adverse situations in one of the particular markets, portfolios, customer types or risks. The economic cycles, despite the current high level of economic globalisation, are not the same nor are the different countries affected with the same intensity. In this way, groups with a global presence have more stable results and are more resistant to the eventual market or portfolio crises, which translate to lower risk. In other words, Santander risk and the associated economic capital of the Group as a whole are less than the sum of the individual parts.

Unlike with regulatory criteria, the Group considers certain intangible assets, such as deferred taxes, goodwill and software, to retain value, even in the hypothetical case of resolution given the geographic structure of the Group’s subsidiaries. As such, the asset is valued and its unexpected loss and capital impact are estimated.

Economic capital is a key tool for internal management and development of the Group’s strategy, both from the standpoint of assessing solvency as well as risk management of portfolios and businesses.

From the solvency standpoint, Santander uses its economic model, in the context of the Basel Pillar 2, for the internal capital adequacy assessment process (ICAAP). The business evolution and capital needs are planned under a central scenario and alternative stress scenarios. This ensures the Group meets its solvency objectives even in adverse scenarios.

The metrics derived from economic capital enable the risk-return objectives to be assessed, the price of operations to be set based on risk and the economic viability of projects, units and business lines to be evaluated, with the overriding objective of maximising the generation of shareholder value.

As a homogeneous risk measure, economic capital can be used to explain the distribution of risk throughout the Group, reflecting comparable activities and different types of risk in a single metric.

Given its relevance in internal management, the Group includes several metrics derived from economic capital, both from the standpoint of capital needs and risk-return, within a conservative risk appetite framework established for the Group and for the various geographies.

The requirement for economic capital as of December 2018 amounts to EUR 69,443 million, which, compared to the available economic capital base of EUR 99,566 million, imply the existence of a capital surplus of EUR 30,123 million.

The main difference compared to regulatory CET1 lies in the treatment of goodwill, other intangible assets and deferred tax assets, which we consider as additional capital requirements rather than a deduction from available capital.

Reconciliation of economic and regulatory capital

EUR million

	2018	2017
Net capital and issuance premiums	59,046	59,098
Reserves and retained profits	57,939	55,862
Valuation adjustments	(23,606)	(23,108)
Minority interests	6,893	7,228
Prudential filters	(706)	(453)
Base economic capital available	99,566	98,627
Deductions	(32,662)	(33,064)
Goodwill	(25,630)	(25,585)
Other intangible assets	(3,014)	(2,952)
DTAs	(3,754)	(3,820)
Other	(264)	(707)
Base regulatory (CET1 FL) capital available	66,904	65,563
Base economic capital available	99,566	98,627
Economic capital required A	69,443	71,893
Capital surplus	30,123	26,734

A. In order to enhance the comparison with regulatory capital, the differences in goodwill changes are included in the required economic capital.

The following charts sums up the Group’s economic capital needs at the end of 2018, by geographic area and types of risk:

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Continental Europe represents 48% of the capital, Latin America including Brazil 24%, the UK 13% and the US 15%.

Excluding the operating areas, the main risks the Corporate Centre assumes are goodwill and the risk derived from the exposure to structural exchange rate risk (risk stemming from maintaining stakes in subsidiaries abroad denominated in currencies other than the euro).

The benefit of diversification included in the economic capital model, including both the intra-risk diversification (similar to geographic diversification) as well as inter-risks, amounted to approximately 30%.

Distribution of economic capital needs by type of risk

%

Distribution of economic capital needs by geographic area and type of risk

EUR million. December 2018

				Santander Group Total requirements: 69,443

Corporate Centre 25,878		Continental Europe 20,974		United Kingdom 5,755		Latin America 10,326		United States 6,510

All risks:		All risks:		All risks:		All risks:		All risks:
Goodwill:	74%	Credit:	57%	Credit:	51%	Credit:	65%	Credit:	61%
Market:	13%	Market:	15%	Pensions:	27%	Business:	12%	Tangible assets:	12%
DTA:	12%	Business:	7%	Operational:	7%	Operational:	6%	Business:	7%
Other:	1%	ALM:	6%	ALM:	6%	ALM:	6%	Intangible assets:	6%
		Other:	15%	Other:	9%	Other:	11%	Other:	14%

RoRAC and value creation

Santander has been using RoRAC methodology since 1993 in order to:

•

Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as for segments, portfolios and customers, in order to facilitate optimum allocation of capital.

•	Measure management of the Group’s units through budgetary monitoring of capital consumption and RoRAC.
•	Analyse and set prices for making decisions on operations(admission) and customers (monitoring).

The RoRAC methodology enables the return on operations, customers, portfolios and businesses to be compared on a like- for-like basis, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, thus aligning risk and business in order to maximise value creation, which is the ultimate goal of the Group’s senior management.

Santander also regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RoRAC) of the Group and its main business units. The VC is the profit generated above the cost of economic capital (EC) employed, and is calculated as follows:

Value creation = consolidated profit – (average economic capital x cost of capital)

The profit used is obtained by making the necessary adjustments in the consolidated profit to eliminate those factors that are outside the ordinary course performance of our business, and obtain the ordinary result that each unit obtains for its activity in the year.

The minimum return on capital that a transaction must obtain is determined by the cost of capital, which is the minimum remuneration required by shareholders. This is calculated by adding to the risk-free return the premium that shareholders require to invest in Santander. This premium depends essentially on the degree of volatility in Banco Santander’s share price with respect to the market’s performance. The Group’s cost of capital in 2018 was 8.86% (compared to 8.60% in 2017).

As well as reviewing the cost of capital annually, the Group’s internal management also estimates a cost of capital for each business unit, taking into account each market’s specific features, under the philosophy of subsidiaries autonomous in capital and liquidity, in order to evaluate whether each business is capable of generating value individually.

If an operation or portfolio obtains a positive return, it contributes to the Group’s profits, but it only creates shareholder value when that return exceeds the cost of capital.

The following chart shows the value creation and RoRAC at the end of 2018 of the Group’s main business areas:

Value creation A  and RoRAC

EUR million

	2018		2017
Main segments	RoRAC	Value creation	RoRAC	Value creation
Continental Europe	18.1%	2,083	17.3%	1,716
United Kingdom	17.3%	662	18.5%	839
Latin America	35.1%	2,905	31.9%	2,563
United States	10.7%	39	8.1%	(120)
Total Group	12.6%	2,835	12.4%	2,739

A. The value creation was calculated with the cost of capital of each unit.  The Group’s total RoRAC includes both the operative units and the Corporate Centre, reflecting the total economic capital of the Group and the generated return.

Capital planning and stress tests

Capital stress test exercises are a key tool in the dynamic evaluation of risks and the solvency of banks.

It is a forward-looking evaluation based on macroeconomic as well as idiosyncratic scenarios that are unlikely but plausible. Thus, robust planning models are required, capable of transferring the effects defined in the projected scenarios to different elements that influence the Bank’s solvency.

The ultimate aim of capital stress exercises is to make a complete assessment of the risks and solvency of banks, which enables possible capital requirements to be determined in the event they are needed because of banks’ failure to meet their regulatory and internal capital objectives.

Internally, Santander has a defined capital stress and planning process not only to respond to various regulatory exercises but also as a key tool integrated into the Group’s management and strategy.

The objective of the internal capital stress and planning process is to ensure sufficient current and future capital, including in unlikely but plausible economic scenarios. Based on the Group’s initial situation (defined by its financial statements, its capital base, risk parameters and regulatory as well as economic ratios), the envisaged results are estimated for different business environments (including severe recessions as well as expected macroeconomic environments), and the Group’s solvency ratios are obtained projected usually over a three-year period.

The planning process offers a comprehensive view of the Group’s capital for the analysed time period and in each of the defined scenarios. The analysis incorporates the regulatory capital and economic capital metrics.

The structure in place is detailed in the following chart:

Idiosyncratic: based on specific risks facing the entity
1	Macroeconomic scenario	 Central and recession  Idiosyncratic: based on specific risks facing the entity
 Multi-year horizon  Reverse stress tests

2	Forecasts of balance sheet and income statement	 Projection of volumes. Business strategy  Margins and funding costs
 Fees and operating expenses  Market shocks and operational losses  Credit losses and provisions. PIT LGD and PD models  IFRS9 models and migration among stages

3	Forecasts of capital requirements	 Consistent with projected balance sheet  Risk parameters (PD, LGD and EAD)

4	Solvency analysis	 Available capital base. Profits and dividends  Regulatory and legislative impacts
 Capital and solvency ratios  Compliance with capital objectives

5	Action plan	 In the event of failure to comply with internal objectives or regulatory requirements

The structure presented facilitates attainment of the ultimate objective of capital planning, by turning it into an important strategic element for Santander which:

•	Ensures current and future solvency, including in adverse economic scenarios.

•	Ensures comprehensive capital management and incorporates an analysis of specific effects, facilitating their integration into the Group’s strategic planning.

•	Enables a more efficient use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates communication with the market and supervisors.

In addition, the whole process is developed with the maximum involvement of senior management and their close supervision, under a framework that ensures that the governance is suitable and that all the elements that configure it are subject to adequate levels of questioning, review and analysis.

One of the key elements in capital planning and stress analysis exercises, due to its particular importance in projecting the income statement under defined adverse scenarios, consists of calculating the provisions that will be needed under these scenarios, mainly those that are produced to cover losses on credit portfolios.

Specifically, in order to calculate loan-loss provisions, Santander uses a methodology that ensures at all times the level of provisions covers all loan losses projected by its internal models of expected loss, based on exposure at default (EAD), probability of default (PD) and loss given default (LGD parameters).

This methodology is widely accepted and is similar to that used in the 2018 EBA stress test, as well as in 2011, 2014 and 2016, and in the stress test on the Spanish banking industry in 2012.

During 2018 this methodology was adapted in order to incorporate the changes of the entry into force of the international financial information IFRS9 regulation. The Group has models to calculate balances by stages (S1, S2, S3) as well as the migration among them and the loan-loss provisions in accordance with the new standards.

Lastly, the capital planning and stress analysis process culminates with the analysis of solvency under different scenarios and over a defined time period, in order to assess capital sufficiency and ensure the Group meets its internally defined capital objectives as well as all regulatory requirements.

In the event that the capital objectives set are not met, an action plan will be drawn up which sets out the necessary measures to  be able to attain the desired minimum capital. These measures are analysed and quantified as part of the internal exercises although it is not necessary to utilise them as the minimum capital thresholds are exceeded.

This internal process of stress and capital planning is carried out transversally throughout the Group, not only at the consolidated level, but also locally in the different units that comprise the Group, and which use the stress process and capital planning as an internal management tool and in response to their local regulatory requirements.

Santander has undergone seven stress tests since the economic crisis in 2008, in which its strength and solvency has been demonstrated in the most extreme and severe macroeconomic scenarios. All of them showed that, thanks mainly to its business model and geographic diversification, Banco Santander would still be capable of generating profits for its shareholders and meeting the most demanding regulatory requirements.

In the first of them run in 2010 by the Committee of European Banking Supervision, Santander was the bank with the least impact on its solvency ratio, except for those banks that benefited from  not distributing dividends. In the second test, conducted by the EBA in 2011, Santander was not only in the small group of banks that improved their solvency in the stress scenario but also the one with the highest level of profits.

In the stress exercises carried out by OIiver Wyman for Spanish Banks in 2012 (top down and then bottom up), Banco Santander again demonstrated its strength to face the most extreme scenarios with full solvency. It was the only bank that improved its core capital ratio, with an excess of capital over the minimum of more than EUR 25 billion.

In the stress exercise conducted by the ECB in 2014, in co-operation with the EBA, Santander was the group with the least impact in the adverse scenario among its international competitors (capital surplus of around EUR 20 billion above the minimum requirement).

The 2016 stress exercise, unlike previous ones, did not incorporate a minimum level of capital. It used the results as an additional variable within the Supervisory Review and Evaluation Process (SREP). Santander was the bank with the least capital destroyed among its peers. Its fully loaded CET1 capital ratio declined 199 bps (compared to the peers’ average fall of 335 bps).

The results of the 2018 stress test published on 2 November, underscored that Santander was once again the bank with the least capital destroyed among its peers, improving its results compared to 2016. The fully loaded1 CET1 declined 141 bps (compared to the system’ average fall of 395 bps).

The results of the various stress tests showed that the Group’s business model, based on retail banking and geographic diversification, enables it to robustly confront the severest international crisis scenarios.

As well as the regulatory stress tests, Santander has conducted internal stress tests every year since 2008, within its capital self-evaluation process (Pillar 2). In all of them, the Group’s capacity to confront the most difficult exercises, both at the global level as well as in the countries in which it operates, has been demonstrated.

EBA/ECB transparency exercise 2018

As mentioned in the previous section, the EBA released in November the results of the stress test conducted on 48 European banks.

The 2018 stress test, like the previous one, did not incorporate a minimum capital threshold. The final results are an additional variable to be used by the ECB to define the minimum capital requirements for each bank (within the Supervisory Review and Evaluation Process - SREP).

This stress exercise presented two macroeconomic scenarios (baseline and adverse), taking as a starting point the banks’ balance sheet at the end of 2017 and a three-year time horizon, with 2020 as the end point.

The adverse scenario, very unlikely to occur, sets out a strong macroeconomic and financial markets downturn, both in Europe and in other countries where Santander operates. For instance, for the Eurozone as a whole, the scenario implies a negative cumulative GPD growth of - 2.7%, rising unemployment in 2020 to 9.7% and a cumulative fall in housing prices of 19.1% in 2020.

Under the adverse scenario, Santander was the bank with the least capital destroyed among its peers and also compared to 2016. The fully loaded CET1 declined 141 bps (compared to the systems’ average fall of 395 bps) from 10.61% in 2017 to 9.20% in 2020.

Under the baseline scenario, Santander is also the bank with the strongest capital generation among peers3.

Fully loaded CET1 ratio - stress test adverse scenario

%
10.61%
9.20%
-141 bps
2017
2020

Fully loaded CET1 ratio - stress test baseline scenario

%
10.61%
13.87%
+326 bps
2017
2020

2017 FL CET1 vs adverse 2020

bps
Santander -141
P 1 -193
P 2 -219
P 3 -265
P 4 -288
P 5 -334
P 6 -341
P 7 -363
P 8 -381
P 9 -437
P 10 -533
P 11 -576
P 12 -625
P 13 -657
P 14 -694
System: -395 bps
Peers average: -403 bps

2017 FL CET1 vs baseline 2020

bps
Santander 326
P 1 233
P 2 199
P 3 196
P 4 175
P 5 113
P 6 108
P 7 102
P 8 102
P 9 82
P 10 62
P 11 59
P 12 43
P 13 -45
P 14 -52
System: +126 bps
Peers average: +114 bps

Profit after tax - stress test adverse scenario

EUR million

Moreover, Santander is also the bank generating the most profits among peers, which has not incurred a cumulative loss over the three-year horizon.

In short, Santander showed the greatest resilience among European peers due to the high generation of recurring revenue and profits, underscored by its strong and diversified business model.

3. Peers: BBVA, Intesa San Paolo, Nordea, BNP, Unicredit, Commerzbank, Société Générale, ING, Crédit Agricole, HSBC, Deutsche Bank, RBS, Barclays and Lloyds.

Recovery and Resolution Plans and Special Situations Management Framework

This section summarises the main advances in the sphere of the Group’s crisis management. Specifically, the main principles developed regarding Recovery Plans, Resolution Plans and the management framework governing special situations.

Recovery plans

Context. The ninth version of the corporate recovery plan was prepared in 2018. The most important part sets out the measures that Banco Santander would have at its disposal to survive a very severe crisis on its own.

The most important objectives are to test: the feasibility, effectiveness and credibility of the recovery measures identified and the degree of suitability of the recovery indicators and their respective thresholds that if surpassed entail activating the scaling of decision-making in order to cope with stress situations.

To this end, the corporate recovery plan sets out different macroeconomic and/or financial crisis scenarios in which idiosyncratic and/or systemic events important for the Group which could entail activating the Plan are envisaged. Moreover, the Plan has been designed with the premise that, if activated, there would be no extraordinary public aid, in accordance with article 5.3 of the Bank Recovery and Resolution Directive (BRRD).

It is important to point out that the Plan should not be interpreted as an instrument independent of the rest of the structural mechanisms established to measure, manage and supervise the risk assumed by the Group. The Plan is integrated with the following tools, among others: the risk appetite framework (RAF); the risk appetite statement (RAS); the risk identification assessment (RIA), the business continuity management system (BCMS) and the internal processes for assessing the sufficiency of capital and liquidity (ICAAP and ILAAP). The Plan is also integrated into the Group’s strategic plans.

Evolution in 2018. We continued the improvement work in line with the European regulator’s requirements and expectations and the industry’s best practices. Specifically, the following were included:

(i)  Additional evaluation of recovery measures. Greater detail and granularity regarding intra-group interconnections and the impact these interdependencies could have on the sale of a subsidiary.

(ii)  Improve escalation procedures for the recovery indicators, reducing the time frames.

(iii) Improve Early Warning Indicators (EWIs), which are almost totally homogeneous thanks to the implementation of a corporate policy on liquidity EWIs.

(iv) Analysis of Banco Popular and assessment of its implications.

The main conclusions extracted from analysing the contents of the 2018 corporate plan confirm that:

•	There are no material interdependencies between the Group’s different countries

•

The measures available ensure an ample recovery capacity in all the scenarios raised in the plan. Moreover, the Group’s geographic diversification model is a point in its favour from the recovery perspective.

•

Each subsidiary has sufficient capacity to emerge by its own means from a recovery situation, which increases the strength of the Group’s model, based on subsidiaries that are autonomous in terms of capital and liquidity.

•

None of the subsidiaries, in the event of serious financial problems or solvency, can be considered as sufficiently relevant to surpass the severest levels established for the recovery indicators and which could result in activating the corporate plan.

•	The Group has sufficient mitigation mechanisms to minimise the negative economic impact from potential damage to its reputation in different stress scenarios.

All of these factors underscore that the Group’s model and geographic diversification strategy, based on a model of subsidiaries autonomous in liquidity and capital, continues to be strong from a recovery perspective.

Regulation and governance. The plan was developed in accordance with the current EU regulation4. The plan also follows the non-binding recommendations made by international bodies such as the Financial Stability Board (FSB5).

As in previous versions, the Group’s Plan was presented in September to the Single Supervisory Body. As of then the EBA has six months to make formal considerations.

4. Directive 2014/59/EU (Directive of the European Union on crisis management); prevailing regulation of the European Banking Authority in matters of recovery  plans (EBA/RTS/2014/11; EBA/GL/2014/06; EBA/GL/2015/02); recommendations of the European Banking Authority to the European Commission on key business lines and critical functions (EBA/op/2015/05); regulation of the European Banking Authority pending approval (EBA/CP/2015/01 on ITS templates for recovery plans); regulation of the European Banking Authority not directly related with recovery, but with significant implications in this sphere (EBA/GL/2015/03 on factors triggering early intervention measures); as well as Spanish regulations: Law 11/2015, on recovery and resolution of credit institutions and investment service companies and Royal Decree 1012/2015 which develops this Law.

5. FSB Elements key for effective resolution systems for financial institutions (15 October 2014, updating of the first publication in October 2011), guidelines for identifying critical functions and shared critical services (15 July 2013) and guidelines on elements triggering recovery and crisis scenarios (July 15 2013).

The Group’s Plan comprises both the Corporate Plan (which corresponds to Banco Santander S.A.) as well as local plans for its main countries (UK, Brazil, Mexico, US, Germany, Argentina, Chile, Poland and Portugal), which are annexed to the corporate plan. It is important to mention that, except for Chile, all countries have to draw up a local plan as a local regulatory requirement as well as the corporate requirement to do so.

The board of Banco Santander S.A. approved the corporate plan, though the content and relevant figures were previously presented and discussed in the Group’s main management and control committees (capital committee, global ALCO and the risk supervision, regulation and compliance committee). The local plans are approved by the corresponding local bodies and always in coordination with Santander, as they must form part of the Group’s plan (as they are annexed to the corporate plan).

Resolution plans

Santander continues to cooperate with the relevant authorities in preparing resolution plans, providing all the information they request.

The authorities that form part of the Crisis Management Group (CMG) maintained their decision on the strategy to follow for the resolution of the Group: the Multiple Point of Entry (MPE)6.

This strategy is based on the legal and business structure with which Santander operates, organised into nine “Resolution Groups” which can be resolved independently without involving other parts of the Group.

In May 2018, the Single Resolution Board (SRB) communicated the preferred resolution strategy as well as the priorities of work for improving the Group’s resolvability.

Regarding this, the Group continued to advance in the projects to improve its resolvability, defining four lines of action:

1) Ensure the Group has a sufficient buffer of instruments with loss absorption capacity.

During 2018, the Bank issued EUR 7.0 billion of senior non- preferred debt which absorbs losses before any senior debt.

In addition, in order to avoid legal uncertainties when executing a bail-in, all MREL/TLAC issuance contracts include a clause where the holder recognises the capacity of the resolution authority bail- in to said instrument.

2) Ensure that there are information systems that can quickly provide high quality necessary information in the event of resolution.

In 2018, we concluded automating the information on liabilities that could be the object of a bail-in in the event of resolution. Furthermore, we continued working on automating the rest of the information that is delivered to the resolution authority and used for drawing up the resolution plan.

The later is expected to be completed during 2019.

Progress was made in the ongoing projects launched to have data repositories on:

1. Legal entities that belong to the Group.

2. Critical suppliers.

3. Critical infrastructure.

4. Financial contracts in accordance with article 71.7 of the BRRD.

3) Guarantee operational continuity in resolution situations.

The operational continuity clauses were reinforced in the contracts with internal suppliers and the clauses to be included in external supplier contracts are being analysed.

The first stage of a survey of the main market infrastructures on which the Group depends in order to understand their policies in the event that one of the member entities of this infrastructure were to enter into resolution was concluded. A second stage is underway to analyse the infrastructure policies in the event of financial deterioration of the entities before they enter into resolution.

Lastly, contingency plans are expected to be developed to cover an infrastructure which ceases providing service in the event of resolution.

4) Foster a culture of resolvability in the Group.

Progress was made in involving senior management by raising questions regarding the resolvability of Santander to the board and the creation of a steering committee specialised in resolution issues.

Special situations management framework

As regards governance in crisis situations, the special situations management framework was formally approved in 2016, both in the corporation as well as in the Group’s main countries.

6. Except for what has been stated, the drawing up of resolution plans in the US corresponds to the individual entities.

This framework has a holistic nature, resulting from its application to those special events or situations of any type in which there is an exceptional situation, different from that expected or from those which arise from ordinary businesses management, and which could compromise the development of activity or give rise to a serious deterioration of the entity’s or the Group’s financial situation, as it would mean a significant distancing from the risk appetite and defined limits.

The main elements of this framework are:

1.  It defines a series of common crisis indicators.

2.  It defines a traffic light code on the basis of the degree of deterioration or risk of deterioration of the financial situation consistent with the limits used in daily business as usual management.

3.  It defines a Crisis Manager director who coordinates the response to a crisis situation.

4.  It identifies personnel in charge of alerting and escalating crisis events.

5.  It creates a high level crisis committee backed by a technical crisis committee.

In 2018, progress was made in implementing the framework in order to attain a homogeneous level of development in the Group’s main subsidiaries.

Moreover, progress was also made in developing instruments to facilitate rapid and effective crisis management (e.g. automation of communications in special situations, having specific rooms prepared for crisis management, etc.) and in strengthening the awareness and training of employees and the Group’s governance bodies involved in the escalation and management of this type of situation, mainly by preparing and conducting war games.

Total Loss Absorbing Capacity (TLAC) and Minimum Required Eligible Liabilities (MREL)

On 9 November 2015, the FSB published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIBs.

The final standard consists of an elaboration of the principles on loss absorbing and recapitalisation capacity of G-SIBs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (TLAC) for G-SIBs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIBs, and in the case of G-SIBs with more than one resolution group, each resolution group within the G-SIB. The FSB will undertake a review of the technical implementation of the TLAC principles and term sheet by the end of 2019.

The TLAC principles and term sheet require a minimum TLAC requirement to be determined individually for each G-SIB at the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of 1 January 2019, and 6.75% as of 1 January 2022.

Furthermore, BRRD provides that Member States shall ensure that institutions meet, at all times, a minimum requirement for own funds and eligible liabilities (MREL). The MREL shall be calculated as the amount of own funds and eligible liabilities expressed as a percentage of the total liabilities and own funds of the institution.

The European Commission’s proposals dated 23 November 2016 to amend BRRD and CRR aimed to implement the TLAC standard and to integrate the TLAC requirement into the general MREL rules thereby avoiding duplication from the application of two parallel requirements.

As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed.

The European Commission is proposing to integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be institution-specific and determined by the resolution authority. Under these proposals, institutions such as Banco Santander would continue to be subject to an institution-specific MREL requirement (i.e., a Pillar 2 add-on MREL Requirement), which may be higher than the requirement of the TLAC standard (which would be implemented as a Pillar 1 MREL requirement for G-SIBs).

4. Business areas performance

4.1 Description of businesses

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also note 52.c to the Group financial statements).

The Group has aligned the information in this operating segment section in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect the organisational and management structures. The Group executive committee reviews the internal reporting based on these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographic area where profits are earned, and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

During 2018, certain changes took place in the organisational structure of the Group, which led to a change in segment reporting:

•   Banco Popular’s financial results and balance sheet have been allocated to the corresponding segments. The affected segments are Spain, Portugal and Real estate activity Spain.

•   The Group acquired the stake of Santander Asset Management that was not already owned by the Group. Following this change in the consolidation perimeter, the Group decided to integrate the acquired Asset Management business, the International Private Banking business and the corporate unit of Private Banking, which were previously reported within the Retail Banking segment, into a new segment identified as Wealth Management.

•    Additionally, there has been an adjustment to the perimeter of the Global Customer Relationship Model, between the Retail Banking segment and the Santander Corporate & Investment Banking segment, as well as other minor changes relating to the Real estate activity Spain.

The Group restated the corresponding information of earlier periods to reflect these changes in the structure of its internal organisation.

The operating business areas are structured in two levels:

Geographic businesses

This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas, which include all the business activities carried on therein by the Group, are:

•  Continental Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•  United Kingdom: includes the business activities carried out by the various Group units and branches present in the UK.

•  Latin America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia.

•  The US: includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, the specialised unit Banco Santander International and the New York branch.

Global businesses

At this secondary level of segment reporting, the Group is structured into Retail Banking, Corporate & Investment Banking, Wealth Management and Real Estate Activity Spain.

•  Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

•  Santander Corporate & Investment Banking (SCIB) (formerly Santander Global Corporate Banking): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•  Wealth Management: Includes the asset management business (Santander Asset Management), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

•  Real estate activity Spain includes loans and advances to customers and foreclosed assets of customers who are mainly involved in real estate development and who have a specialised management model and the assets of the former real estate fund (Santander Banif Inmobiliario).

In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the area of Corporate Centre, that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

As described in section 3 above, the results of our business areas presented below are provided on the basis of underlying results only and generally. Including the impact of foreign exchange rate fluctuations. However, for a better understanding of the actual changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such impact.

4.2  Summary income statement of the Group’s main business areas

2018. Main items of the underlying income statement

EUR million

Geographic businesses	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Continental Europe	10,107	4,419	15,881	7,604	5,501	3,642
Spain	4,360	2,631	7,894	3,414	2,325	1,738
Santander Consumer Finance	3,723	798	4,610	2,625	2,140	1,296
Poland	996	453	1,488	851	555	298
Portugal	858	377	1,344	702	688	480
Other	170	162	545	11	(207)	(170)
United Kingdom	4,136	1,023	5,420	2,426	1,926	1,362
Latin America	15,654	5,253	21,201	13,204	7,971	4,228
Brazil	9,758	3,497	13,345	8,863	5,203	2,605
Mexico	2,763	756	3,527	2,064	1,230	760
Chile	1,944	424	2,535	1,491	1,121	614
Argentina	768	448	1,209	460	185	84
Other	421	128	585	326	232	165
US	5,391	859	6,949	3,934	1,117	552
Operating areas	35,288	11,554	49,452	27,168	16,515	9,785
Corporate Centre	(947)	(69)	(1,028)	(1,523)	(1,739)	(1,721)
Total Group	34,341	11,485	48,424	25,645	14,776	8,064

Global businesses
Retail Banking	32,522	8,946	42,832	23,577	13,408	7,793
Santander Corporate & Investment Banking	2,378	1,512	5,087	2,982	2,657	1,705
Wealth Management	420	1,097	1,543	813	797	528
Real estate activity Spain	(33)	(0)	(10)	(204)	(347)	(242)
Operating areas	35,288	11,554	49,452	27,168	16,515	9,785
Corporate Centre	(947)	(69)	(1,028)	(1,523)	(1,739)	(1,721)
Total Group	34,341	11,485	48,424	25,645	14,776	8,064

Underlying attributable profit 2018. % distribution of operating areas A
Geographic businesses	Global businesses

A. Excluding Corporate Centre and Real estate activity Spain.

Business areas performance

2017. Main items of the underlying income statement

EUR million

Geographic businesses	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Continental Europe	9,230	4,167	14,417	6,754	4,899	3,202
Spain	3,784	2,333	6,860	2,820	2,002	1,439
Santander Consumer Finance	3,571	878	4,484	2,506	2,083	1,254
Poland	928	443	1,419	814	581	300
Portugal	788	360	1,245	630	574	435
Other	160	153	409	(16)	(340)	(225)
United Kingdom	4,363	1,003	5,716	2,855	2,184	1,498
Latin America	15,984	5,494	22,519	13,799	7,497	4,297
Brazil	10,078	3,640	14,273	9,193	4,612	2,544
Mexico	2,601	749	3,460	2,078	1,134	710
Chile	1,907	391	2,523	1,498	1,059	586
Argentina	985	596	1,747	777	526	359
Other	413	117	516	252	165	97
US	5,569	971	6,959	3,761	892	408
Operating areas	35,146	11,635	49,611	27,170	15,473	9,405
Corporate Centre	(851)	(38)	(1,220)	(1,696)	(1,923)	(1,889)
Total Group	34,296	11,597	48,392	25,473	13,550	7,516

Global businesses
Retail Banking	32,339	9,306	42,904	23,228	12,555	7,456
Santander Corporate & Investment Banking	2,442	1,627	5,503	3,474	2,712	1,780
Wealth Management	404	700	1,212	684	667	478
Real estate activity Spain	(38)	2	(8)	(217)	(461)	(308)
Operating areas	35,146	11,635	49,611	27,170	15,473	9,405
Corporate Centre	(851)	(38)	(1,220)	(1,696)	(1,923)	(1,889)
Total Group	34,296	11,597	48,392	25,473	13,550	7,516

Underlying attributable profit 2017. % distribution of operating areas A
Geographic businesses	Global businesses

A. Excluding Corporate Centre and Real estate activity Spain.

4.3  Geographic businesses

Continental Europe

2018 Highlights

Underlying attributable profit	• Focus on three main priorities: customer loyalty, digital transformation and operational excellence.
EUR 3,642 Mn

•  Progress in the incorporation of the new strategic business: Banco Popular in Spain and Portugal, and the retail and SME businesses acquired from Deutsche Bank Polska (DBP) in Poland.

•  Underlying attributable profit amounts to EUR 3,642 million, 14% higher in euros and excluding the exchange rate impact, spurred by customer revenue, partly driven by Banco Popular’s integration.

Strategy

In an environment of historically low interest rates, the Group carried out a strategy that enabled us to improve customer loyalty, increase activity, customer revenue growth, cost control and enhance credit quality.

Additionally, 2018 was a key year in Continental Europe due to the resizing that followed the new strategic business integration into the Group.

In Portugal, the Bank completed the operational and technological integration of Banco Popular Portugal. After this acquisition, Santander Totta became the largest privately owned bank in terms of assets and loans and advances to customers in the domestic activity.

In Spain, we strengthened our position after the acquisition of Banco Popular, whose integration is progressing as scheduled. We completed the legal integration, and the central and territorial services are already unified. Of note, good performance of the first joint commercial offer (1|2|3 Profesionales account) which had accounted more than 160,000 customers by the end of the year, well above the initial target.

On the other hand, progress in the management of Banco Popular’s alliances in order to recover strategic business and ease its integration, focusing on enhancing the customer experience. Of note was the sale of 49% of WiZink stake to Värde Partners, Inc and the recovering of Banco Popular card business. At the same time, we recovered its ATM business.

In Poland, the recently named Santander Bank Polska (former BZ WBK) strengthened its position in the country following the acquisition of the retail, SMEs and private banking business of DBP.

Lastly, Continental Europe benefited from the creation of the Santander Wealth Management global unit at the end of 2017 (including Asset Management and Private Banking) in order to offer an improved and wider range of funds. In Private Banking, we are developing a new proposition, which intends to be the leader in Europe, supported by the collaboration of the countries where the Group operates.

The Group continues to be immersed in its cultural transformation in the region. Santander was awarded with the Top Employers Europe 2018 certification.

As a result, the number of loyal customers and digital customers rose (31% and 33% respectively), increasing in all countries of this area.

Activity

Loans and advances to customers rose almost 1%. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers increased 2% mainly driven by Santander Consumer Finance and Poland (partially due to the integration of DBP). Spain and Portugal decreased in a deleveraging market environment, where consumer loans and SMEs recorded a better evolution than large companies and institutions.

Customer deposits were 5% higher year-on-year, both in euros as well as excluding repurchase agreements and the exchange rate impact, due to the increase in demand deposits in all units, which offset lower time deposits.

Of note was the performance of Spain, where demand deposits amounted to more than EUR 14,000 million (+8%, driven by the 1|2|3 loyalty strategy), while time deposits decreased more than EUR 12,000 million (-20%) due to reduction of expensive deposits (partially from Banco Popular), as part of our strategy to reduce the cost of funding.

Including mutual funds (-5%), customer funds grew 3%.

Results

Underlying attributable profit amounted to EUR 3,642 million in the year (39% of the Group’s operating areas). Underlying RoTE was 10.64%.

Compared to 2017, underlying attributable profit rose 14%, without having any exchange rate impact. The evolution of profit and the main P&L lines were affected by the integration of Banco Popular in Spain and Portugal in June 2017.

By lines:

•   Total income increased 10%, driven by all the main items. Net interest income rose 10% with a positive evolution in all units, mainly Spain and Portugal. Net fee income was 6% higher, especially in Spain due to transactionality. The only decrease was recorded in Santander Consumer Finance due to lower income from insurance. Gains on financial transactions rose 47% (accounting for just 6% of total income), mainly driven by Spain’s performance.

•   Administrative expenses and amortisations up 8%, as Spain was very affected by Popular’s integration. The ongoing measures to optimise costs, as part of the integration process, were reflected in the first synergies.

•   Net loan-loss provisions were 26% higher due to the perimeter, as credit quality improved: the NPL ratio decreased 57 bps year- on-year to 5.25%, with a positive performance in all commercial units. The coverage ratio fell slightly to 52%.

•   Other gains (losses) and provisions recorded a loss of EUR 704 million (EUR -746 million in 2017), with an uneven performance by units.

Continental Europe

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	10,107	9,230	9.5	9.8
Net fee income	4,419	4,167	6.1	6.2
Gains (losses) on financial transactions A	916	625	46.4	47.0
Other operating income	440	394	11.5	11.8
Total income	15,881	14,417	10.2	10.4
Administrative expenses and amortisations	(8,278)	(7,662)	8.0	8.3
Net operating income	7,604	6,754	12.6	12.9
Net loan-loss provisions	(1,399)	(1,109)	26.2	26.4
Other gains (losses) and provisions	(704)	(746)	(5.7)	(5.6)
Profit before tax	5,501	4,899	12.3	12.6
Tax on profit	(1,461)	(1,315)	11.1	11.3
Profit from continuing operations	4,040	3,584	12.7	13.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,040	3,584	12.7	13.1
Non-controlling interests	397	382	4.1	4.2
Underlying attributable profit to the parent	3,642	3,202	13.7	14.1

Balance sheet
Loans and advances to customers	383,020	380,080	0.8	1.0
Cash, central banks and credit institutions	142,813	114,966	24.2	24.2
Debt instruments	89,030	99,728	(10.7)	(10.6)
Other financial assets	36,012	39,918	(9.8)	(9.8)
Other asset accounts	31,011	43,429	(28.6)	(28.6)
Total assets	681,887	678,122	0.6	0.7
Customer deposits	369,730	352,548	4.9	5.1
Central banks and credit institutions	158,761	159,794	(0.6)	(0. 8)
Marketable debt securities	62,018	61,214	1.3	1.5
Other financial liabilities	37,142	45,919	(19.1)	(19.1)
Other liabilities accounts	14,827	17,308	(14.3)	(14.2)
Total liabilities	642,479	636,784	0.9	1.0
Total equity	39,408	41,338	(4.7)	(4.4)
Pro memoria:
Gross loans and advances to customers B	390,794	384,088	1.7	1.9
Customer funds	436,913	425,301	2.7	2.9
Customer deposits C	366,351	351,282	4.3	4.5
Mutual funds	70,562	74,020	(4.7)	(4.5)

Ratios (%) and operating data
Underlying RoTE	10.64	9.82	0.82
Efficiency ratio	52.1	53.1	(1.0)
NPL ratio	5.25	5.82	(0.57)
NPL coverage	52.2	54.4	(2.2)
Number of employees	67,572	67,922	(0.5)
Number of branches	5,998	6,298	(4.8)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Spain

2018 Highlights

Underlying attributable profit

•  Banco Popular’s integration is progressing as scheduled: the legal integration was completed, central services and regional teams unified, a single technological platform put in place and migration of customers has already started.

EUR 1,738 Mn

•  Progress was made on digital transformation and the customer relationship model (4.8 million digital customers, launch of Work Café and reinforcement of Santander Personal).

•  Strong growth in SME and companies. New lending was 17% higher and the stock increased by EUR 1,800 million year-on-year.

•  Underlying attributable profit rose 21% in 2018, with better efficiency, a cost of credit at around 30 bps and a positive impact from the incorporation of Banco Popular.

Strategy

In 2018, the integration of Banco Popular progressed as scheduled, the central services and regional teams unified and a single technological platform put in place where we started the migration of customers. Progress was also made in managing of Banco Popular’s alliances in order to recover strategic businesses.

Loyal customers rose 40%, with double-digit rises in the main transactional drivers: cards turnover rose 14% year-on-year; points of sale, +11% with a market share gain of 253 bps year-on-year; insurance, +30% in new protection insurance premiums and growth via digital means due to the improved process of online approvals.

The SMEs and companies segment was also very dynamic: commercial activity increased 17%, largely from international business (+10%), backed by trade corridors and more staffing.

In 2018 SCIB continued to be the leader in lending to large companies in Spain, according to Dealogic. Of note were the more than 80 syndicated loans. On the other hand, Santander Private Banking continued to be the market leader and it was named Best Private Bank in Spain by The Banker magazine.

Digital customers increased 51%, backed by the digital transformation, to 4.8 million and the weight of sales via digital channels rose to c.30% in December 2018. Regarding our digital transformation, of note were the following initiatives:

–   Implementation of Santander Personal, our tailored remote management. We doubled our remote managers, we commercialised all our products through this channel and incorporated distinctive customer relation items, such as video calls through the app or chat with the manager.

–   Launch of Smartbank, new relationship model with the more than 600,000 millennial customers, offering them tailored financial and non-financial proposals.

–   Launch of SO:FIA, an investment platform for the integral management of shares, mutual and pension funds.

–   New web for companies, fully renovated as a differential feature in the sector: online global position, one click remittances, totally integrated payment and transfer suite, international business, pre-approved loans, etc., to strengthen our competitive advantage in SMEs.

–   Launch of Santander OnePay Fx, a blockchain-based international payment service which cuts transfer time by the same day or by the next day.

–   Boost in consumer credit thanks to increased sales in pre-approved credit via ATMs, going from a pure servicing model to a more commercial one.

Regarding the improvements on customer experience and attention, we continue to update the branch distribution network with new models, such as Smart Red (556 branches), and we opened the first Work Café, which integrates co-working space, a coffee shop and bank, focusing on the customer experience and digital capabilities.

Lastly, in 2018 our contract centre was awarded the CRC ORO for excellent Customer Service in Spain.

Activity

Loans and advances to customers decreased 6%. In gross terms, excluding reverse repurchase agreements, they fell 4% in euros compared to 2017 because of the fall in large companies and institutions, which offset the growth in retail banking due to the rise in private banking (EUR 400 million) and SMEs and companies loans (EUR 1,800 million).

Customer deposits increased 1% compared to 2017. Demand deposits rose 8%, driven by the 1|2|3 account (up EUR 5,300 million in the year), which offset the decrease in time deposits down from 41 bps in the fourth quarter of 2017 to 20 bps in the fourth quarter of 2018.

Customer funds remained stable including the 5% decrease in mutual funds. In addition, EUR 14,142 million are managed in pension funds, 6% lower than in 2017.

Results

Underlying attributable profit amounted to EUR 1,738 million (17% of the Group’s total operating areas) and underlying RoTE was 10.81%.

Compared to 2017, underlying attributable profit was 21% higher:

•  Total income rose 15%, spurred by net interest income (+15%) reflecting a sustained improvement of customer spreads due to the lower cost of funding. Net fee income was 13% higher, thanks to increased transactions. Of note was income from servicing, mutual funds and insurance. Gains on financial transactions rose 28%, favoured by the management of ALCO portfolios.

•  Administrative expenses and amortisations were 11% higher. However, the first synergies from the optimisation measures carried out as part of the integration process are starting to materialise.

•  Net loan-loss provisions rose 21%. Nevertheless, the NPL ratio fell to 6.19% in December 2018 from 10.52% in June 2017, when Banco Popular was incorporated, and the cost of credit was just 33 bps.

•  Other gains (losses) and provisions increased their losses in the year, partly due to provisions related to foreclosed assets.

Year-on-year growth rates of profit and the main P&L lines were impacted by the incorporation of Popular.

Spain

EUR million

Underlying income statement	2018	2017	%
Net interest income	4,360	3,784	15.2
Net fee income	2,631	2,333	12.8
Gains (losses) on financial transactions A	560	436	28.4
Other operating income	343	307	11.8
Total income	7,894	6,860	15.1
Administrative expenses and amortisations	(4,480)	(4,040)	10.9
Net operating income	3,414	2,820	21.1
Net loan-loss provisions	(728)	(603)	20.7
Other gains (losses) and provisions	(362)	(215)	68.3
Profit before tax	2,325	2,002	16.1
Tax on profit	(586)	(546)	7.3
Profit from continuing operations	1,739	1,456	19.4
Net profit from discontinued operations	—	—	—
Consolidated profit	1,739	1,456	19.4
Non-controlling interests	1	17	(96.8)
Underlying attributable profit to the parent	1,738	1,439	20.8

Balance sheet
Loans and advances to customers	206,776	220,550	(6.2)
Cash, central banks and credit institutions	117,215	91,395	28.3
Debt instruments	60,720	76,806	(20.9)
Other financial assets	32,727	36,710	(10.9)
Other asset accounts	16,644	26,348	(36.8)
Total assets	434,082	451,809	(3.9)
Customer deposits	255,402	252,866	1.0
Central banks and credit institutions	93,854	100,727	(6.8)
Marketable debt securities	24,608	26,286	(6.4)
Other financial liabilities	35,054	43,529	(19.5)
Other liabilities accounts	8,878	11,230	(20.9)
Total liabilities	417,796	434,639	(3.9)
Total equity	16,286	17,170	(5.1)

Pro memoria:
Gross loans and advances to customers B	209,630	218,607	(4.1)
Customer funds	315,351	316,784	(0.5)
Customer deposits C	253,946	251,999	0.8
Mutual funds	61,406	64,785	(5.2)

Ratios (%) and operating data
Underlying RoTE	10.81	10.31	0.51
Efficiency ratio	56.8	58.9	(2.1)
NPL ratio	6.19	6.32	(0.13)
NPL coverage	45.0	46.8	(1.8)
Number of employees	32,313	33,271	(2.9)
Number of branches	4,366	4,485	(2.7)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Santander Consumer Finance

2018 Highlights

Underlying attributable profit	• SCF is the European leader in consumer finance. • Main management focuses: to remain leader in auto finance and increase consumer finance, strengthening digital channels.
EUR 1,296 Mn	• Underlying attributable profit rose 3% in euros and 4% year-on-year excluding the exchange rate impact. High profitability (underlying RoTE of 16%) and cost of credit at historic lows.

Strategy

SCF is Europe’s consumer finance market leader, with a presence in 15 European countries and more than 130,000 associated points-of-sale (auto dealers and shops). It also has a significant number of finance agreements with auto and motorbike manufacturers and retail distribution groups.

In 2018, SCF continued to gain market share, underpinned by a solid business model: highly diversified by countries with a critical mass in key products, more efficient than competitors and a risk control and recovery system that enables to maintain high credit quality.

On the other hand, we continued to sign and develop new agreements, both with retail distributors as well as producers, seeking to help them in the commercial transformation process and thus increase the value proposition for the final client.

Management focused on:

•    Maximising efficiency of capital, in a competitive environment characterised by the entry of new competitors, an excess of liquidity in markets and moderate GDP growth.

•    Remaining the leaders in auto finance and growing consumer credit by extending agreements with the main dealers.

•    Strengthening digital channels and helping our partners through their digital transformation. SCF launched two core projects: the e-commerce platform, to help our partners create, manage and improve their business; and digital interaction, which optimises the relationship between agents and the customers.

•    The plan to integrate the retail networks of SC Germany progressed as scheduled.

Of note, SCF was recognised as Top Employer Europe 2018 in Austria, Belgium, Germany, Italy, The Netherlands and Poland.

Activity

The stock of loans and advances to customers rose 6% compared to 2017. Gross loans excluding reverse repurchase agreements and the impact of exchange rates, also grew 6%. Almost all country units grew their business, more than 70% of lending is in countries with the highest rating and Germany and the Nordics account for 52% of the portfolio.

Loans and advances to customers by geographic area
December 2018

New lending increased 7% compared to 2017, growth in almost all countries driven by commercial agreements in several of them. Of note were the rises in France, Poland, the Nordics and Italy.

SCF is benefiting from having banking licenses in most of the countries in which it operates, enabling it to take deposits in many of them. It also has a high diversification of funding sources, with a good structure to access markets through securitisations and other issues.

This enabled customer deposits to be a product that sets Santander apart from its competitors (above EUR 36,000 million) coupled with the high capacity to access wholesale funding.

Results

Underlying attributable profit was EUR 1,296 million in 2018 (13% of the Group’s total operating areas) and underlying RoTE was 15.86%.

Compared to 2017, underlying attributable profit was 3% higher in euros and 4% excluding the exchange rate impact, as follows:

•   Total income rose 3%, driven by net interest income (+5%) due to higher volumes and lower funding costs. Net fee income declined 9%, largely due to the adaptation of insurance business to the new environment.

•    Administrative expenses and amortisations increased slightly (+1%) and the efficiency ratio improved to 43.1%.

•    Net loan-loss provisions increased 36%, because of the positive impact in 2017 of the sale of foreclosed portfolios and other releases. The cost of credit remained low for this type of business (0.38%), underscoring the good performance of portfolios. The NPL ratio was 2.29%, 21 bps lower year-on-year, and the coverage ratio increased to 106% (101% in December 2017).

•    Other gains (losses) and provisions amounted to EUR-125 million in 2018, 21% lower than in 2017 (in that year SCF recorded provisions for possible litigation and customers’ complaints).

•    The largest contribution to the underlying attributable profit came from Germany (EUR 349 million), the Nordic countries (EUR 331 million) and Spain (EUR 246 million).

Santander Consumer Finance

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	3,723	3,571	4.3	4.9
Net fee income	798	878	(9.1)	(9.0)
Gains (losses) on financial transactions A	55	3	—	—
Other operating income	34	32	6.8	8.3
Total income	4,610	4,484	2.8	3.3
Administrative expenses and amortisations	(1,985)	(1,978)	0.4	0.9
Net operating income	2,625	2,506	4.8	5.3
Net loan-loss provisions	(360)	(266)	35.4	36.1
Other gains (losses) and provisions	(125)	(157)	(20.4)	(20.5)
Profit before tax	2,140	2,083	2.8	3.3
Tax on profit	(577)	(588)	(1.9)	(1.4)
Profit from continuing operations	1,564	1,495	4.6	5.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,564	1,495	4.6	5.2
Non-controlling interests	268	241	10.9	10.9
Underlying attributable profit to the parent	1,296	1,254	3.4	4.1

Balance sheet
Loans and advances to customers	95,366	90,091	5.9	6.1
Cash, central banks and credit institutions	6,096	4,895	24.5	24.9
Debt instruments	3,325	3,220	3.2	4.0
Other financial assets	31	22	44.8	45.2
Other asset accounts	2,890	3,508	(17.6)	(17.3)
Total assets	107,708	101,735	5.9	6.2
Customer deposits	36,579	35,443	3.2	3.5
Central banks and credit institutions	24,966	23,342	7.0	7.2
Marketable debt securities	31,281	28,694	9.0	9.3
Other financial liabilities	771	996	(22.6)	(22.4)
Other liabilities accounts	3,520	3,637	(3.2)	(3.0)
Total liabilities	97,117	92,112	5.4	5.7
Total equity	10,591	9,623	10.1	10.5

Pro memoria:
Gross loans and advances to customers B	97,707	92,431	5.7	6.0
Customer funds	36,531	35,398	3.2	3.5
Customer deposits C	36,531	35,396	3.2	3.5
Mutual funds	—	2	(100.0)	(100.0)

Ratios (%) and operating data
Underlying RoTE	15.86	16.44	(0.58)
Efficiency ratio	43.1	44.1	(1.1)
NPL ratio	2.29	2.50	(0.21)
NPL coverage	106.4	101.4	5.0
Number of employees	14,865	15,131	(1.8)
Number of branches	438	546	(19.8)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Poland

2018 Highlights

Underlying attributable profit

•  The Group strengthened its position in Poland with the integration of the retail and SMEs businesses acquired from Deutsche Bank Polska (DBP). BZ WBK was renamed Santander Bank Polska, S.A.

•  Strong growth in volumes reflected in market share gains in a very competitive environment.

EUR 298 Mn

•  Third bank in customer satisfaction in Poland.

•  Underlying attributable profit fell (-1%) both in euros and excluding the exchange rate impact, due to the sale of portfolios in 2017, the cost of rebranding in 2018 and the charges associated with the integration of DBP

Strategy

The retail and SMEs businesses acquired from Deutsche Bank Polska was successfully integrated into Santander Bank Polska in November. Almost 400,000 customers were migrated. As a result, Santander Bank Polska reinforced its position as one of the largest financial entities in Poland. For the first time in the Polish banking system, the legal and operating merger, as well as the branch rebranding were accomplished in just one weekend.

The Bank continued its strategy to become the bank of first choice, anticipating and responding to customer expectations.

The digital transformation continued during the year with the launch of mSignature, a mobile app authorisation tool as an inexpensive and secure alternative for SMS codes. The credit card and loan after-sale services were digitised. The Santander Internet service gives customers the option to amortise the entire loan or a portion.

Following the implementation of Apple Pay, which joined Google Pay,  Garmin Pay,  BLIK, HCE and Fitbit, already in place, Santander Bank Polska S.A. now offers six cashless payment methods.

At the end of 2017, the As I Want account was successfully launched and we already have more than one million accounts opened. It was recognised as the best account for young people in the financial portal money.pl.

Santander Bank Polska S.A. made significant headway in the implementation of agile methodology in the Retail Banking division. The following four tribes were established at the end of September 2018: Multichannel, Individual Customer, Risk and Consumer Engineering. The second and third rounds are underway in order to create the next tribes. This transformation project aims to speed up the delivery of innovative solutions and effectively analyse customer technology needs.

All these actions resulted in important awards for the Bank in Poland, notably Bank of the Year in Poland by The Banker and second place in the Banking Stars ranking (third in 2017). The Bank was the best in two categories: efficiency and stability. Also, it obtained the maximum score in the loans to total assets ratio, net loan to deposit ratio and fee income to total revenue ratio. The Bank also recorded the largest profit, RoE and RoA.

Loyal customers	Digital customers
Thousands	Thousands

At the end of 2018, Santander Bank Polska had 1.8 million loyal customers (+30%), and 2.2 million digital customers (+5%) compared to 2017.

Activity

The increased activity in an environment of volume growth and the incorporation of DBP, resulted in higher loans and advances to customers (+27%) compared to 2017 in euros. In real terms and excluding reverse repos and the exchange rate impact, loans rose 30% backed by the target segments: SMEs (+59%), individuals (+37%, notably mortgages and cash loans), companies (+14%) and SCIB (+10%).

Customer deposits increased 38% year-on-year in euros. Excluding repos (repurchase agreements) and the exchange rate impact, deposits rose 36%, with double-digit growth in those from SMEs and companies as well as individuals, partly in order to increase the liquidity buffer ahead of the acquisition of Deutsche Bank Polska. Customer funds (including mutual funds) increased 32%.

Moreover, Santander Bank Polska launched the first European Medium Term Notes (EMTN) programme with EUR 500 million Eurobonds (three-year fixed price Mid Swap +77 bps). Santander SCIB acted as sole arranger and bookrunner.

Results

Underlying attributable profit of EUR 298 million in the year (3% of the Group’s total operating areas), and underlying RoTE of 10.29%.

Compared to 2017, underlying attributable profit decreased 1% in euros as well as excluding the exchange rate impact, driven by:

•    Total income increased 5%, driven by net interest income (+7%) backed by larger volumes and price management in a low interest rate environment. Net fee income rose 2%, mainly from loans, cards and foreign currency, while the gain on financial transactions fell 15%.

•    Administrative expenses and amortisations rose 5% due to transformation projects and pressure on salaries.

•    Net loan-loss provisions were 17% higher, partly because of the sale of a non-performing loan portfolio in the first half of 2017. The cost of credit was 0.65% (0.62% in 2017). The NPL ratio improved to 4.28% (4.57% in December 2017).

•    Other gains (losses) and provisions recorded the impact of rebranding charges as well as those related to DBP’s acquisition.

Poland

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	996	928	7.3	7.4
Net fee income	453	443	2.2	2.3
Gains (losses) on financial transactions A	44	52	(15.4)	(15.3)
Other operating income	(4)	(3)	35.8	36.0
Total income	1,488	1,419	4.8	4.9
Administrative expenses and amortisations	(636)	(605)	5.2	5.3
Net operating income	851	814	4.5	4.7
Net loan-loss provisions	(161)	(137)	17.3	17.4
Other gains (losses) and provisions	(135)	(96)	40.0	40.2
Profit before tax	555	581	(4.4)	(4.3)
Tax on profit	(131)	(148)	(11.3)	(11.2)
Profit from continuing operations	424	432	(2.0)	(1.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	424	432	(2.0)	(1.9)
Non-controlling interests	126	132	(4.8)	(4.7)
Underlying attributable profit to the parent	298	300	(0.7)	(0.6)

Balance sheet
Loans and advances to customers	28,164	22,220	26.8	30.5
Cash, central banks and credit institutions	3,260	1,661	96.3	102.2
Debt instruments	10,570	6,786	55.8	60.4
Other financial assets	534	491	8.7	12.0
Other asset accounts	1,140	1,014	12.4	15.8
Total assets	43,669	32,171	35.7	39.8
Customer deposits	33,417	24,255	37.8	41.9
Central banks and credit institutions	2,163	952	127.2	134.0
Marketable debt securities	1,789	821	117.9	124.4
Other financial liabilities	558	523	6.8	10.0
Other liabilities accounts	809	684	18.3	21.8
Total liabilities	38,736	27,235	42.2	46.5
Total equity	4,933	4,936	(0.1)	2.9

Pro memoria:
Gross loans and advances to customers B	29,033	22,974	26.4	30.1
Customer funds	35,554	27,803	27.9	31.7
Customer deposits C	31,542	23,903	32.0	35.9
Mutual funds	4,012	3,900	2.9	5.9

Ratios (%) and operating data
Underlying RoTE	10.29	11.56	(1.27)
Efficiency ratio	42.8	42.6	0.1
NPL ratio	4.28	4.57	(0.29)
NPL coverage	67.1	68.2	(1.1)
Number of employees	12,515	11,572	8.1
Number of branches	611	576	6.1

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Portugal

2018 Highlights

Underlying attributable profit

•  The operational and technological integration of Banco Popular Portugal was completed in October 2018.

•  Santander Totta strengthened its position as the country’s largest privately owned bank by assets and domestic loans and advances to customers.

EUR 480 Mn

•  The digital and commercial transformation continued, increasing sales via digital channels and boosting growth of loyal and digital customers.

•  Underlying attributable profit rose 10% year-on-year due to the improvement of the efficiency ratio and lower provisions. The NPL ratio improved significantly and cost of credit was just 9 bps.

Strategy

The offer of products and services tailored to customer needs, focused on boosting loyalty, continued in 2018.

The strategy to transform the business model spurred growth in loyal and digital customers. Of note, in addition to World 1|2|3, was the development of new digital platforms such as the app Santander Empresas, mobile real-time push notifications and alerts for cards and accounts, card blocking services and credit card payments in instalments (PagaSimples).

In personal lending, CrediSimples (loan contracting exclusively through digital channels) already accounted for 28% of new lending (with that to loyal companies gaining significant market share).

Regarding customer funds, customer deposits grew above the market, gaining market share. The Bank launched Conta SIM, a simple and more digital account, with a basic offer of products and services for customers at the start of their working life or with lower income.

As at December 2018, Santander Totta had 752,000 loyal customers (+9% compared to 2017) and 734,000 digital customers (+32% year-on-year).

Santander Totta continued to be recognised for its activity. Of note: Best Bank in Portugal by Global Finance in 2018 and by World Finance as the Best Retail Bank in Portugal. Recently, it was also awarded Best Private Bank 2019 by Global Finance and Euromoney.

This commercial activity was developed during the operational and technological integration of Banco Popular, completed in October 2018.

Moreover, credit rating agencies upgraded their ratings throughout the year. In October, S&P upgraded its Stand Alone Credit Profile to bbb- and Moody’s upgraded deposits and long-term debt to Baa2/P-2 and Baa3/P-3, respectively. In September S&P improved its outlook from stable to positive. DBRS upgraded in April the Bank’s long-term debt to A with stable outlook.

Loyal customers	Digital customers
Thousands	Thousands

Activity

Loans and advances to customers remained strong in the year. The market share of new lending to companies rose to 20% (+2.7 pp compared to 2017). Regarding SMEs lending, the Bank was the market leader in PME Investe, Crescimento and Capitalizar, with a market share of 23%. New mortgage lending was also very dynamic with a market share of 22% (+0.9 pp compared to 2017).

Despite this strong activity, the stock of loans and advances to customers was 1% lower, compared to 2017. Excluding reverse repurchase agreements, they fell 2% year-on-year, impacted by the sale of non-profitable portfolios.

Customer deposits increased 10% year-on-year driven by demand deposits (+15%) and time deposits (+5%), which produced above-market growth in deposits, particularly in companies. On the other hand, mutual funds decreased 10% and, consequently, customer funds rose 8%.

In addition, EUR 1,154 million are managed in pension funds, 2% lower than in 2017.

Results

Underlying attributable profit amounted to EUR 480 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 12.06%.

Compared to 2017, underlying attributable profit rose 10%. Its performance, and that of the main P&L line items, was affected by the impact of Banco Popular’s incorporation in June 2017, as follows:

•    Total income increased 8%, driven by net interest income (+9%). Net fee income was 5% higher, particularly that from insurance and mutual funds. Gains on financial transactions, on the other hand, declined 1% because of fewer sales of ALCO portfolios in the year.

•    Administrative expenses and amortisations rose (+5%), although at a slower pace than total income. As a result net operating income increased 11% and the efficiency ratio improved to 48%.

•    Net loan-loss provisions increased. However, the cost of credit was just 0.09%. The NPL ratio improved to 5.94% from 7.51% in December 2017 and the coverage ratio stood at 50%.

•    The effective tax rate was higher, partly because of the regulatory rise in corporate tax.

Portugal

EUR million

Underlying income statement	2018	2017	%
Net interest income	858	788	8.9
Net fee income	377	360	4.7
Gains (losses) on financial transactions A	75	76	(1.0)
Other operating income	34	21	61.4
Total income	1,344	1,245	8.0
Administrative expenses and amortisations	(642)	(614)	4.5
Net operating income	702	630	11.3
Net loan-loss provisions	(32)	(12)	160.6
Other gains (losses) and provisions	18	(44)	—
Profit before tax	688	574	19.8
Tax on profit	(205)	(136)	50.5
Profit from continuing operations	483	438	10.3
Net profit from discontinued operations	—	—	—
Consolidated profit	483	438	10.3
Non-controlling interests	2	2	9.5
Underlying attributable profit to the parent	480	435	10.3

Balance sheet
Loans and advances to customers	35,470	35,678	(0.6)
Cash, central banks and credit institutions	3,454	3,015	14.5
Debt instruments	12,303	11,803	4.2
Other financial assets	1,877	1,828	2.6
Other asset accounts	1,904	2,804	(32.1)
Total assets	55,007	55,127	(0.2)
Customer deposits	37,217	33,986	9.5
Central banks and credit institutions	8,007	10,024	(20.1)
Marketable debt securities	4,259	5,413	(21.3)
Other financial liabilities	257	327	(21.6)
Other liabilities accounts	1,197	1,257	(4.8)
Total liabilities	50,937	51,008	(0.1)
Total equity	4,070	4,119	(1.2)

Pro memoria:
Gross loans and advances to customers B	36,568	37,494	(2.5)
Customer funds	39,143	36,115	8.4
Customer deposits C	37,217	33,986	9.5
Mutual funds	1,926	2,130	(9.6)

Ratios (%) and operating data
Underlying RoTE	12.06	11.65	0.41
Efficiency ratio	47.8	49.3	(1.6)
NPL ratio	5.94	7.51	(1.57)
NPL coverage	50.5	62.1	(11.6)
Number of employees	6,705	6,822	(1.7)
Number of branches	572	681	(16.0)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

United Kingdom

2018 Highlights

Underlying attributable profit

•   We continued with our strategy of selective growth in a competitive and uncertain operating environment whilst actively managing costs in order to improve operational efficiency and the customer experience.

EUR 1,362 Mn

•   Good business evolution: strongest mortgage growth in the last three years in a highly competitive market, which was partially offset by a reduction in commercial real estate exposure.

•   Our results reflect income pressures and higher regulatory, risk and control costs, as well as strategic investment in business transformation and digital enhancement. Cost of credit at just 7 bps.

Strategy

We remained focused on growing customer loyalty, operational and digital excellence and steady and sustainable profit growth, while being the best bank for our employees and the communities in which we operate.

To this end, we continued to develop our digital proposition, and in 2018 we retained 55% of refinanced mortgage loans online, an increase of 6 pp year-on-year. We also opened 43% of current accounts and 65% of credit cards through digital channels, increases of 5 and 13 pp, respectively.

We enhanced our Investment Hub platform with a Digital Investment Adviser, which offers easy access to online investment advice from GBP 20 per month. This enables customers to invest up to a maximum of GBP 20,000 in less than 30 minutes, and also receive a personal savings recommendation.

The number of digital customers reached 5.5 million, up 9% year-on-year.

In addition, we launched our innovative 1I2I3 Business current account in October 2018, which offers standout value to UK SMEs as we seek to shake up the business banking market. Also, we further developed our international proposition with 3 trade corridors established in the year.

We ranked second in retail customer satisfaction, as published by the Financial Research Survey (FRS). And as reported by the Charterhouse Business Banking Survey, our Corporate customer satisfaction at 61% was 7 pp above the market average.

The number of loyal retail customers continued to grow, although at a slower pace (+3%) given the high comptetition in savings products. Loyal corporate customers increased 5%, with our customer-focused and international proposition.

This performance was achieved despite a very competitive UK banking environment, and one which faces major regulatory changes. Open Banking and PSD II (Payment Services Directive) will influence customer interaction and possibly the competitive landscape.

Loyal customers	Digital customers
Thousands	Thousands

In 2018, we completed our transition to a ring-fence compliant structure, with the conclusion of the required transfers of business from Santander UK to the Santander London Branch.

Activity

Loans and advances to customers increased 6% in euros compared to 2017. Excluding reverse repurchase agreements and the exchange rate impact, they rose 1%, due to growth in mortgage loans, underpinned by our focus on customer service and retention, offset by managed reductions in commercial real estate exposure.

Customer deposits declined 9% year-on-year in euros and were 1% lower excluding repurchase agreements and the exchange rate impact. Current accounts rose 2%, offset by the reduction in savings and time deposits as part of a management pricing strategy. Mutual funds down 11% predominately driven by negative market movements and reduced net flows this year.

Results

Underlying attributable profit amounted to EUR 1,362 million in 2018 (13% of the Group’s total operating areas), and underlying RoTE was 9.32%.

Compared to 2017, underlying attributable profit was 9% lower in euros and 8% excluding the exchange rate impact, as follows:

•    Total income declined 4% due to lower net interest income (-4%) because of the competitive pressure on mortgage spreads and continued SVR (Standard Variable Rate) volumes attrition. Gains on financial transactions fell 29% largely due to capital gains recorded in 2017. Net fee income, on the other hand, rose 3% backed by income from asset management, partly offset by lower fee income from SCIB.

•    Administrative expenses and amortisations rose 6% because of increased regulatory, risk and control costs and ongoing strategic and digital transformation investments.

•    Net loan-loss provisions declined 14%, with a cost of credit of just 7 bps. The NPL ratio improved to 1.05% from 1.33% in 2017, backed by our prudent approach to risk and the resilience of the UK economy. The coverage ratio rose to 33% (32% in 2017).

•    Other gains (losses) and provisions in the lower part of the income statement had a positive impact in the year, largely due to payment protection insurance charges in 2017 which were not repeated this year.

United Kingdom

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	4,136	4,363	(5.2)	(4.3)
Net fee income	1,023	1,003	2.0	2.9
Gains (losses) on financial transactions A	199	282	(29.4)	(28.7)
Other operating income	62	68	(7.9)	(7.0)
Total income	5,420	5,716	(5.2)	(4.3)
Administrative expenses and amortisations	(2,995)	(2,861)	4.7	5.7
Net operating income	2,426	2,855	(15.0)	(14.2)
Net loan-loss provisions	(173)	(205)	(15.3)	(14.5)
Other gains (losses) and provisions	(327)	(466)	(30.0)	(29.3)
Profit before tax	1,926	2,184	(11.8)	(11.0)
Tax on profit	(539)	(662)	(18.6)	(17.8)
Profit from continuing operations	1,387	1,523	(8.9)	(8.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,387	1,523	(8.9)	(8.0)
Non-controlling interests	25	25	0.7	1.6
Underlying attributable profit to the parent	1,362	1,498	(9.1)	(8.2)

Balance sheet
Loans and advances to customers	257,284	243,617	5.6	6.5
Cash, central banks and credit institutions	39,843	56,762	(29.8)	(29.2)
Debt instruments	29,190	26,188	11.5	12.4
Other financial assets	13,397	24,690	(45.7)	(45.3)
Other asset accounts	9,638	9,974	(3.4)	(2.6)
Total assets	349,353	361,230	(3.3)	(2.5)
Customer deposits	210,388	230,504	(8.7)	(8.0)
Central banks and credit institutions	33,430	27,833	20.1	21.1
Marketable debt securities	67,556	61,112	10.5	11.5
Other financial liabilities	16,583	21,167	(21.7)	(21.0)
Other liabilities accounts	4,181	4,310	(3.0)	(2.2)
Total liabilities	332,137	344,926	(3.7)	(2.9)
Total equity	17,216	16,304	5.6	6.5

Pro memoria:
Gross loans and advances to customers B	235,753	235,783	(0.0)	0.8
Customer funds	206,630	210,305	(1.7)	(0.9)
Customer deposits C	199,054	201,763	(1.3)	(0.5)
Mutual funds	7,576	8,543	(11.3)	(10.6)

Ratios (%) and operating data
Underlying RoTE	9.32	10.26	(0.94)
Efficiency ratio	55.2	50.1	5.2
NPL ratio	1.05	1.33	(0.28)
NPL coverage	33.0	32.0	1.0
Number of employees	25,872	25,971	(0.4)
Number of branches	756	808	(6.4)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Latin America

2018 Highlights

Underlying attributable profit	• Loyal and digital customers increased at double-digit rates in the region, underpinned by innovation, commercial transformation and enhanced loyalty.
EUR 4,228 Mn

•   This strategy produced double-digit growth in volumes (excluding the exchange rate impact) as well as sustainable increase in customer revenue and cost of credit improvement.

•   Underlying attributable profit of EUR 4,228 million, 2% down year-on-year in euros, impacted by the high inflation adjustment in Argentina and currency depreciation against the euro in Latin American countries. Excluding the exchange rate impact, it rose 16%.

Strategy

Santander is a relevant player in the main markets of Latin America. Digital technology is enabling financial inclusion in this market, as there are millions of people without access to banking services.

Thanks to our global network, we see great potential in developing relationships to serve our customers better along natural corridors of economic opportunity – such as between Brazil and Argentina, or the US and Mexico.

We continue to invest in operating systems and digital infrastructure in order to streamline processes and enhance the customer experience, launching differential propositions. The actions conducted are detailed in each unit.

In 2018, loyal customers increased 21% and digital customers 30% and both rose in all units.

The effort made in the commercial transformation helped soften the impact of some instability bouts on results, stemming from the election calendar in Mexico and Brazil, the impact of some currency depreciation (mainly the Argentine peso), and the high inflation adjustment in Argentina.

The macroeconomic instability in Argentina during the year, caused a strong depreciation of the peso (over 40%) and year-on-year high inflation (47% in December 2018). As a result, Argentina renegotiated its agreement with the IMF and modified its economic programme, focusing on correcting the fiscal deficit.

The agreement enables Argentina to cover its financing needs for 2018-2019. The new monetary and fiscal policies should lead to more stable exchange rates and lower inflation. Santander carried out an inflation adjustment in accordance with regulation IAS29 of EUR 239 million, as detailed on Argentina’s page.

The Group continues to be immersed in its cultural  transformation in the region, underscored by the several awards  it received. In 2018, Santander was among the top 3 best financial entities to work for in Latin America in the ranking Great Place to Work.

Other awards were: Bank of the Year in Latin America in 2017 and 2018 by The Banker, and Best Private Banking in 2019 by Euromoney.

Loyal customers	Digital customers
Thousands	Thousands

Activity

Loans and advances to customers rose 2% in euros compared to 2017. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, rose 12%, with growth rates around or above 10% in all units.

Customer deposits remained stable in euros. Excluding repurchase agreements and the exchange rate impact, deposits increased 15%, with rises across all units driven by both demand and time deposits. Customer funds increased 12% including mutual funds (+6%).

Results

Underlying attributable profit amounted to EUR 4,228 million in the year (43% of the Group’s total operating areas), and underlying RoTE was 19.12%.

Compared to 2017, underlying attributable profit was 2% lower in euros. The performance was very affected by the high inflation adjustment in Argentina, and by currency depreciation against the euro. Excluding the forex impact, profit rose 16%, as follows:

•   Total income increased 12%, backed by the main P&L line items. Good performance of the most commercial revenues, underpinned by higher volumes, management of spreads and increased loyalty. Net interest income was 15% higher and net fee income 16%, with growth in all units. Gains on financial transactions (which account for just 3% of total income), fell 28%, largely due to the evolution in Brazil, impacted by market conditions.

•   Administrative expenses and amortisations were 10% higher, mostly due to expansion and commercial transformation plans, as well as greater digitalisation of the retail network. Of note was the rise in Mexico, because of the ongoing three-year investment plan.

•   Net loan-loss provisions rose 7%, well below the growth rate in loans and advances to customers, and enabled the cost of credit to improve 20 bps in the year, to 2.95%. Credit quality was better: the NPL ratio improved to 4.34%, from 4.46% in December 2017, and the coverage ratio increased to 97%, 85% in December 2017.

•   The negative impact of other income and provisions was 39% lower, thanks to reduced provisions for legal and labour contingencies in Brazil.

Latin America

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	15,654	15,984	(2.1)	15.1
Net fee income	5,253	5,494	(4.4)	15.7
Gains (losses) on financial transactions A	600	1,013	(40.8)	(28.5)
Other operating income	(306)	29	—	—
Total income	21,201	22,519	(5.9)	11.6
Administrative expenses and amortisations	(7,996)	(8,721)	(8.3)	9.9
Net operating income	13,204	13,799	(4.3)	12.7
Net loan-loss provisions	(4,567)	(4,972)	(8.2)	7.1
Other gains (losses) and provisions	(666)	(1,329)	(49.9)	(38.8)
Profit before tax	7,971	7,497	6.3	25.3
Tax on profit	(2,904)	(2,386)	21.7	45.3
Profit from continuing operations	5,067	5,111	(0.8)	16.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,067	5,111	(0.8)	16.1
Non-controlling interests	840	814	3.2	14.2
Underlying attributable profit to the parent	4,228	4,297	(1.6)	16.5

Balance sheet
Loans and advances to customers	150,544	147,929	1.8	11.3
Cash, central banks and credit institutions	60,721	56,087	8.3	20.9
Debt instruments	59,367	57,824	2.7	9.9
Other financial assets	14,994	14,226	5.4	9.5
Other asset accounts	17,731	17,280	2.6	13.2
Total assets	303,356	293,347	3.4	12.8
Customer deposits	142,576	143,266	(0.5)	9.3
Central banks and credit institutions	48,104	39,613	21.4	30.6
Marketable debt securities	37,698	34,435	9.5	18.4
Other financial liabilities	36,851	36,084	2.1	10.9
Other liabilities accounts	10,867	11,016	(1.4)	7.6
Total liabilities	276,095	264,415	4.4	13.9
Total equity	27,261	28,932	(5.8)	3.0

Pro memoria:
Gross loans and advances to customers B	157,022	153,353	2.4	11.9
Customer funds	197,598	194,975	1.3	11.8
Customer deposits C	126,030	120,493	4.6	15.3
Mutual funds	71,568	74,482	(3.9)	6.1

Ratios (%) and operating data
Underlying RoTE	19.12	17.94	1.18
Efficiency ratio	37.7	38.7	(1.0)
NPL ratio	4.34	4.46	(0.12)
NPL coverage	97.3	85.0	12.3
Number of employees	90,196	89,014	1.3
Number of branches	5,803	5,908	(1.8)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Brazil

2018 Highlights

Underlying attributable profit	• Santander Brasil is the third largest privately owned bank and the largest foreign bank in Brazil.
EUR 2,605 Mn

•  We are leaders in customer satisfaction. In less than four years, we have succeeded in strategically repositioning retail banking, and there is still potential to improve further.

•  Prudent risk management underscored by the growth in loans and advances to customers. Profitable market share gains, compatible with lower NPL ratio and cost of credit.

•  Underlying attributable profit rose 2%, up 22% excluding the exchange rate impact, and profitability improved (underlying RoTE of 19.77%), reflecting greater productivity and the best efficiency ratio of recent years.

Strategy

Santander Brasil recorded, once again, historically noteworthy results evolution in 2018, outperforming its main peers and underpinned by increased business activity, higher operational efficiency and enhanced credit quality. This was possible by the continued strengthening of our franchise, agile innovation and enhanced services, in order to improve customer experience and satisfaction.

The year’s main actions by segments included:

•   Aligned with the digital strategy, we put on for the fourth year running, Santander Black Week. We increased our sales through all channels, mainly in mortgages and working capital. We also launched Select Direct and the Meus Compromissos app.

•   The average time for taking out a mortgage loan was cut. New mortgage lending growth more than doubled the market’s and the use of the digital channels for taking out loans increased thanks to the Webcasas tool.

•   New payroll lending increased 28%, notably through digital channels that increased exponentially.

•   We continued to be the leading bank in auto finance, with a market share of 23.7% (+64 bps year-on-year). In Webmotors, we implemented the Cockpit tool, an innovative platform for the resale of vehicles, and launched Autopago, a more secure purchase and sale solution for individuals. We also announced the acquisition of a 51% stake in LOOP, which focuses on the auto market. Moreover, Santander Brasil also created Santander Auto, a fully digital insurer, a joint venture with HDI Seguros.

•   In acquiring business, we maintained our focus on innovative solutions and on integrating the segment offer within the Bank. We implemented the PoS digital, SuperGet remained strong and revenue continued to grow notably (+32% year-on-year), with a market share of 14.4% (+292 bps).

•   In cards, increase in revenue (+20%) and in market share. The Santander Way app continued to be one of the main tools for digitalisation and customer relationship. It is considered the best app in the financial market given its score in both the Apple Store and Google Play.

•   In companies, increased customer base and portfolio volumes. In SMEs thanks to a specialised customer attention we have reached one million customers and gained market share (+40 bps year-on-year) to 11.4%. In Corporate, boosted by the new commercial strategy, and SCIB where we also have diversified revenue sources.

Loyal customers	Digital customers
Thousands	Thousands

•   Santander continues to hold an outstanding position in the Prospera Santander Microcredit programme, with presence in 630 locations and a loan portfolio of BRL 642 million.

Moreover, in 2018 we strengthened our brand and culture, and were named one of the best companies to work for by The Great Place to Work (GPTW) ranking, for the third year running.

Activity

Loans and advances to customers increased 1% year-on-year in euros, highly impacted by the real’s depreciation. In gross terms (excluding reverse repos and the exchange rate impact), they increased at double-digit rates (+13%). All segments recorded growth, notably consumer finance and SMEs.

Customer deposits fell 3% year-on-year in euros, but increased 23% excluding repos and the exchange rate impact, driven by strong growth in demand deposits (+9%) and time deposits (+29%), offsetting the reduction in letras financeiras.

This evolution was reflected in profitable market share gain on customer funds, mainly in savings and agricultural credit notes.

Results

Underlying attributable profit of EUR 2,605 million in 2018 (26% of the Group’s total operating areas), and underlying RoTE of 19.77%.

Compared to 2017, underlying attributable profit rose 2% in euros. Excluding the exchange rate impact, it was 22% higher, with good performance in the main lines, as follows:

•   Total income increased 12%, driven by net interest income (+16%) due to larger volumes, and net fee income (+15%), with good performance of almost all revenue line items. Of note was the growth in cards (+16%), current accounts (+11%), mutual funds (+54%), and insurance (+13%). Gains on financial transactions, which have very little weight (1%) on total revenue, fell 68%, affected in part by the market environment.

•   Administrative expenses and amortisations rose 5%, in line with business growth. This rise, less than half of that in total income, produced the best efficiency ratio of the last five years, at 33.6%.

•   Net loan-loss provisions increased 4%, well below the growth in loans. All credit quality ratios improved: the cost of credit declined to 4.06% from 4.36% in 2017. The NPL ratio improved to 5.25% from 5.29% a year earlier and the coverage ratio rose to 107% from 93% in 2017.

•   The negative impact of other gains (losses) and provisions was 30% less, due to lower provisions for legal and labour claims (trabalhistas).

•   Profit before tax was 35% higher. This increase, however, did not feed through to underlying attributable profit because of the higher tax (+57%), due to the rise in the effective tax rate (end of some deductions).

Brazil

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	9,758	10,078	(3.2)	15.7
Net fee income	3,497	3,640	(3.9)	14.8
Gains (losses) on financial transactions A	136	510	(73.4)	(68.2)
Other operating income	(46)	46	—	—
Total income	13,345	14,273	(6.5)	11.7
Administrative expenses and amortisations	(4,482)	(5,080)	(11.8)	5.4
Net operating income	8,863	9,193	(3.6)	15.2
Net loan-loss provisions	(2,963)	(3,395)	(12.7)	4.2
Other gains (losses) and provisions	(697)	(1,186)	(41.2)	(29.7)
Profit before tax	5,203	4,612	12.8	34.8
Tax on profit	(2,264)	(1,725)	31.2	56.7
Profit from continuing operations	2,940	2,887	1.8	21.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,940	2,887	1.8	21.7
Non-controlling interests	335	343	(2.2)	16.8
Underlying attributable profit to the parent	2,605	2,544	2.4	22.3

Balance sheet
Loans and advances to customers	70,850	70,454	0.6	12.5
Cash, central banks and credit institutions	37,015	34,920	6.0	18.6
Debt instruments	40,718	38,693	5.2	17.7
Other financial assets	6,133	5,798	5.8	18.3
Other asset accounts	11,320	11,825	(4.3)	7.1
Total assets	166,036	161,690	2.7	14.9
Customer deposits	68,306	70,074	(2.5)	9.0
Central banks and credit institutions	29,758	23,591	26.1	41.1
Marketable debt securities	21,218	20,056	5.8	18.3
Other financial liabilities	24,241	23,783	1.9	14.0
Other liabilities accounts	7,237	7,536	(4.0)	7.4
Total liabilities	150,760	145,040	3.9	16.3
Total equity	15,276	16,650	(8.3)	2.6

Pro memoria:
Gross loans and advances to customers B	75,282	74,341	1.3	13.3
Customer funds	110,243	106,959	3.1	15.3
Customer deposits C	57,432	52,180	10.1	23.1
Mutual funds	52,811	54,779	(3.6)	7.8

Ratios (%) and operating data
Underlying RoTE	19.77	16.91	2.86
Efficiency ratio	33.6	35.6	(2.0)
NPL ratio	5.25	5.29	(0.04)
NPL coverage	106.9	92.6	14.3
Number of employees	46,914	47,135	(0.5)
Number of branches	3,438	3,465	(0.8)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Mexico

2018 Highlights

Underlying attributable profit	• Strategy focused on the commercial and technological transformation, reflected in greater customer attraction and increased loyalty.
EUR 760 Mn

•  Boost of digital channels and multichannel innovation, enhancing our value offer with new products and services.

•  In volume terms, growth in loans and advances to customers, notably to companies (+12%) and SMEs (8%). In customer funds, growth continued to be driven by customer deposits from individuals and SMEs.

•  Good trend in profit. Underlying attributable profit rose 7% year-on-year. Excluding the exchange rate impact, it was 14% higher, driven by the good performance of net interest income, fee income and loan-loss provisions.

Strategy

During the year, we continued with our three-year plan of investment in systems and infrastructures as part of the commercial transformation strategy, carried out to improve multichanneling, strengthen our distribution model and launch new commercial initiatives in order to attract customers and increase loyalty with more products and services.

Regarding the distribution model, we are developing different projects such as:

•   Transformation and implementation of the new branch distribution model, up to 314 transformed branches, surpassing the target (300).

•   We also launched the new sucursal Ágil model and the Transformación Digital de Nómina programme in order to improve the customer experience and cut waiting time.

•   The number of new generation full function ATMs reached 817, above target. Also, the CRM was strengthened.

Of note in digitalisation was the following:

•   Launch of Campaña Libertad, in order to boost digital channels and reduce transactions at the branches, freeing commercial time.

•   We continued to strengthen mobile functionalities with Súper Móvil,  Súper Wallet and contactless payments.

Moreover, we developed several initiatives to consolidate our position as the bank for SMEs. We launched the new electronic banking system for SMEs and medium size companies, becoming the first bank in Mexico to offer a digital account for SMEs with SAS status (Sociedad por Acciones Simplificadas) created by the Ministry of Economy and we promoted loans to the agribusiness sector.

Our commercial strategy was complemented with new products and services, such as:

•   The Santander Plus programme continued to add customer benefits related to loans, insurance and commercial alliances. Over 4.7 million customers, 55% of whom are new, have already registered two years after its launching.

Loyal customers	Digital customers
Thousands	Thousands

•    Hipoteca Plus, a very competitive scheme in which customers benefit if they have a close relationship with the Bank.

•    Súper Auto (launched in the second half of the year), for auto and motorcycle finance through a fully digital credit origination. We have over 300 auto selling agencies affiliated and a financed portfolio of EUR 32 million.

•    Select Me, a programme that supports women with solutions that facilitate their day-to-day tasks and professional development. It had over 5,400 active customers at the end of the year.

•    Launch of the new system IVR (Interactive Voice Response) at the Contact Centre.

•    The Tuiio programme offers products and services specially designed for low-income and non bankarised population.

These measures resulted in increased loyalty and digitalisation of our customer base. Loyal customers rose 26% and digital ones 48%, notably mobile banking (+61%).

Activity

Loans and advances to customers increased 16% in euros, compared to 2017. Gross loans and advances to customers rose 10%, excluding reverse repurchase agreements and the exchange rate impact, with focus on profitability and growth in loans to individuals (consumer credit +4%, credit cards +4% and mortgage loans +9%) as well as SMEs, companies, and large companies.

Customer deposits rose 13%. Excluding repurchase agreements and the exchange rate impact, demand deposits increased 5% and time deposits 9%. Mutual funds fell 5%, and so customer funds increased 3%.

Results

Underlying attributable profit amounted to EUR 760 million in the year (8% of the Group’s total operating areas), and underlying RoTE was 20.35%.

Compared to 2017, underlying attributable profit was 7% higher in euros. Excluding the exchange rate impact underlying attributable profit rose 14%, as follows:

•    Total income increased 9%, driven by net interest income (+13%), backed by larger volumes and higher interest rates. Net fee income was 8% more, largely due to credit cards, mutual funds and insurance. Gains on financial transactions, which have very little weight in fee income, fell 28% impacted by the volatile environment.

•    Administrative expenses and amortisations were 13% higher, in line with the ongoing investments.

•    Net loan-loss provisions dropped 2%. The cost of credit improved significantly to 2.75% compared to 3.08% a year ago and the NPL ratio was also better at 2.43% (2.69% in 2017).

Mexico

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	2,763	2,601	6.2	13.2
Net fee income	756	749	0.9	7.5
Gains (losses) on financial transactions A	101	150	(32.5)	(28.0)
Other operating income	(94)	(40)	135.3	150.7
Total income	3,527	3,460	1.9	8.6
Administrative expenses and amortisations	(1,462)	(1,382)	5.8	12.8
Net operating income	2,064	2,078	(0.7)	5.8
Net loan-loss provisions	(830)	(905)	(8.2)	(2.2)
Other gains (losses) and provisions	(3)	(39)	(91.3)	(90.8)
Profit before tax	1,230	1,134	8.5	15.6
Tax on profit	(255)	(230)	10.9	18.2
Profit from continuing operations	975	904	7.9	14.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	975	904	7.9	14.9
Non-controlling interests	215	194	11.1	18.4
Underlying attributable profit to the parent	760	710	7.0	14.0

Balance sheet
Loans and advances to customers	30,632	26,462	15.8	10.0
Cash, central banks and credit institutions	12,403	9,956	24.6	18.4
Debt instruments	14,142	13,676	3.4	(1.7)
Other financial assets	5,683	5,627	1.0	(4.0)
Other asset accounts	3,016	2,481	21.6	15.5
Total assets	65,876	58,203	13.2	7.6
Customer deposits	34,327	30,392	12.9	7.4
Central banks and credit institutions	9,536	8,247	15.6	9.9
Marketable debt securities	6,194	5,168	19.9	13.9
Other financial liabilities	8,281	7,680	7.8	2.5
Other liabilities accounts	2,168	1,779	21.9	15.9
Total liabilities	60,507	53,267	13.6	8.0
Total equity	5,369	4,936	8.8	3.4

Pro memoria:
Gross loans and advances to customers B	31,192	26,962	15.7	10.0
Customer funds	38,630	35,548	8.7	3.3
Customer deposits C	28,705	25,629	12.0	6.5
Mutual funds	9,925	9,919	0.1	(4.9)

Ratios (%) and operating data
Underlying RoTE	20.35	19.50	0.85
Efficiency ratio	41.5	39.9	1.5
NPL ratio	2.43	2.69	(0.26)
NPL coverage	119.7	97.5	22.2
Number of employees	19,859	18,557	7.0
Number of branches	1,418	1,401	1.2

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Chile

2018 Highlights

Underlying attributable profit	• Santander is the leading privately owned bank by assets and customers in a country whose economic growth accelerated in 2018.
EUR 614 Mn

•  We continued the transformation of the branch network, driving digitalisation and increasing our value offer with new products and services.

•  Growth in business volumes at a faster pace in several segments. Of note, the rise in loans to companies and increase in fee-generating businesses in SCIB.

•  Underlying attributable profit rose 5% year-on-year. Excluding the exchange rate impact, it was 8% higher, driven by net interest income and net fee income.

Strategy

Santander is the largest privately owned bank in Chile by assets and customers, with a marked retail and transactional focus.

In 2018, the strategy continued to be focused on offering an attractive profitability in a stable country, one with low risk and accelerated economic growth. GDP rose 4% (estimated) in the year (1.5% in 2017).

The focus was on our phygital transformation, a proposition that combines the best of the digital and physical worlds, where progress was made as follows:

•   We continued opening Work Café branches and launched Work Café 2.0, a pilot project for smaller branches, and a new branch model for Select and Private Banking segments.

•   Under the digitalisation strategy, we launched the new 2.0 app, significantly improved, and Santander Wallet, the first app for mobile payments in Chile.

•   We launched Superdigital offer and signed an alliance with Amazon in order to be able to manage purchases on its platform with Santander cards.

•   Promotion of Digital Onboarding, the first fully digital platform, in order to convert non-customers into customers, while improving loyalty.

Also, we continued offering specialised propositions for each segment, such as:

•   Launch of OnePay FX for companies.

•   Consolidation of Santander Life, as a new way to interact with the community and the customer via products aimed at the mass consumer market. We launched Life 2.0 at the end of 2018, which will provide additional benefits to customers that are already part of the programme.

Improving the quality of service is still one of our main priorities, and efforts made in this matter were reflected in greater customer satisfaction.

Loyal customers	Digital customers
Thousands	Thousands

As a result, loyal and digital customers both increased 7% year-on- year.

Santander Chile is continuously striving to become the best bank for customers. Euromoney,  The Banker and Latin finance recognised these efforts naming Santander as the Best Bank in Chile.

Activity

Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, they rose 10%, backed by those to individuals and companies.

Customer deposits fell 1% year-on-year in euros, and rose 7% excluding repurchase agreements and the exchange rate impact, reflecting the strategy to improve the mix of customer funds, particularly demand deposits (+11%), driven by the Select segment. Mutual funds rose 12%.

Results

Underlying attributable profit of EUR 614 million in 2018 (6% of the Group’s total operating areas), and underlying RoTE of 18.39%.

Compared to 2017, underlying attributable profit rose 5% in euros. Excluding the exchange rate impact it was 8% higher, as follows:

•   Total income rose 4%, driven by net interest income (+5%), backed by growth in volumes, higher interest rates and a better mix of customer funds. Net fee income rose 12%, underpinned by income from insurance, mutual funds and greater use of cards. Gains on financial transactions, on the other hand, fell 28%, due to the lower contribution of SCIB business.

•   Administrative expenses and amortisations increased 5%, slightly more than total income, due to investments in IT and innovation and the higher costs of the collective salary agreement. The efficiency ratio remained at around 41%.

•   Net loan-loss provisions were 6% higher, below the growth in lending and improvement the credit quality indicators. The cost of credit remained stable (1.19% in 2018 compared to 1.21% in 2017), and the NPL ratio dropped to 4.66% (4.96% in December 2017). The coverage ratio rose to 61% (58% in 2017).

•   Other gains (losses) and provisions amounted to EUR 103 million due to higher income from the sale of foreclosed assets and reversal of provisions to specific loan-loss funds.

•   Lastly, tax was 14% higher, affected by increased tax pressure. Profit before tax was up 9%.

Chile

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	1,944	1,907	1.9	5.4
Net fee income	424	391	8.3	12.0
Gains (losses) on financial transactions A	149	213	(30.1)	(27.7)
Other operating income	19	12	62.3	67.8
Total income	2,535	2,523	0.5	3.9
Administrative expenses and amortisations	(1,045)	(1,025)	1.9	5.4
Net operating income	1,491	1,498	(0.5)	3.0
Net loan-loss provisions	(473)	(462)	2.5	6.0
Other gains (losses) and provisions	103	23	345.6	360.9
Profit before tax	1,121	1,059	5.8	9.5
Tax on profit	(220)	(200)	10.0	13.7
Profit from continuing operations	901	859	4.9	8.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	901	859	4.9	8.5
Non-controlling interests	287	273	4.9	8.5
Underlying attributable profit to the parent	614	586	4.9	8.5

Balance sheet
Loans and advances to customers	37,908	37,153	2.0	10.0
Cash, central banks and credit institutions	4,247	4,321	(1.7)	6.0
Debt instruments	3,106	4,143	(25.0)	(19.2)
Other financial assets	3,164	2,789	13.4	22.3
Other asset accounts	2,486	1,949	27.6	37.5
Total assets	50,911	50,355	1.1	9.0
Customer deposits	25,908	26,043	(0.5)	7.3
Central banks and credit institutions	5,867	5,491	6.8	15.2
Marketable debt securities	9,806	8,967	9.4	17.9
Other financial liabilities	3,535	3,598	(1.8)	5.9
Other liabilities accounts	919	1,222	(24.8)	(18.9)
Total liabilities	46,035	45,321	1.6	9.5
Total equity	4,876	5,034	(3.1)	4.4

Pro memoria:
Gross loans and advances to customers B	39,019	38,249	2.0	10.0
Customer funds	33,279	33,104	0.5	8.4
Customer deposits C	25,860	25,940	(0.3)	7.5
Mutual funds	7,419	7,163	3.6	11.7

Ratios (%) and operating data
Underlying RoTE	18.39	17.89	0.50
Efficiency ratio	41.2	40.6	0.6
NPL ratio	4.66	4.96	(0.30)
NPL coverage	60.6	58.2	2.4
Number of employees	12,008	11,675	2.9
Number of branches	381	439	(13.2)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Argentina

2018 Highlights

Underlying attributable profit	• Santander Río continued to be the leading privately owned bank in Argentina by banking business.
EUR 84 Mn

•  The focus was on digital transformation, customer experience and key segments (Select and Pymes Advance), resulting in more loyal and digital customers and greater digital penetration.

•  In 2018, the economy was affected by a shock in the balance of payments, producing a peso depreciation against the euro, a 48% hike in inflation, and a 2.4% fall in GDP. By year-end, exchange rates and interest rates stabilised.

•  Underlying attributable profit was EUR 84 million, affected by the impact of the high inflation adjustment and the peso’s depreciation.

Strategy

Santander Río consolidated its position as Argentina’s largest privately owned bank in terms of banking business. It is also one of the leading banks in loans, deposits, means of payment, transactional services, cash management, payrolls, wealth management and insurance.

The initiatives in 2018, focused on fulfilling its four strategic pillars: growth, risk control, operational excellence and the customer experience, via customer loyalty and digitalisation, with new products and services.

Customer value offers were redefined with special focus on key segments. Meanwhile, the transformation process continued in order to fully digitalise our platforms and incorporate the cutting-edge technologies in order to better know customers and anticipate their needs.

This strategy enabled the launch of various initiatives such as:

•   Development of efficiency plans, such as the implementation of digital improvements, robotics in operative processes, digitalisation of attention channels, merger of the former Citibank branches, technology insourcing and negotiation with new suppliers.

•   Launch of the new online banking, representing a renewal towards a more digital innovation experience and closer to customers, which was well accepted, while increasing the functionalities of mobile banking.

•   The Remote Attention Centre for Select customers has been opened, enabling closer management of the highest value portfolio.

•   The first fully digital customer journeys were implemented, which enables the opening of saving accounts in only 7 minutes. This will also be implemented in mortgages, SMEs and cards.

•   Launch of Santander Work Café, based on the Group’s experience in other countries.

•   Improvement of SuperClub points programme platform, which enables users to enjoy a more personalised experience and a simple point redemption.

As a result of all the above, loyal customers rose 6% year-on-year and digital ones 7%. They already account for 47% and 71% of total active customers, respectively.  On the other hand, mobile banking customers account for 40% and digital sales rose by 64%.

Loyal customers	Digital customers
Thousands	Thousands

Moreover, Global Finance again chose us as the Best Digital Bank in Argentina, The Banker and Global Finance named us the Best Bank in Argentina and we were ranked one of the five best companies to work for by GPTW.

Activity

Loans and advances to customers fell 32% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 40% higher.

Customer deposits declined 14% compared to 2017 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 64%.

The Bank recorded strong year-on-year growth in peso balances, with loans increasing 18% (mainly mortgage loans, auto lending and companies) and deposits 33%. Moreover, volumes were positively impacted by dollar balances due to the impact of the peso’s depreciation.

Results

Underlying attributable profit amounted to EUR 84 million in the year (1% of the Group’s total operating areas), and underlying RoTE of 11.83%.

Compared to 2017, underlying attributable profit was 77% lower in euros, affected by the high inflation adjustment of EUR 239 million, (EUR -193 million for monetary adjustment and EUR -46 million for the exchange rates).

The adjustment was made in accordance with IAS29, applied when, among other factors, the cumulative three-year inflation is above or around 100%, which implies that, Argentina’s 2018 full year results and balance sheet at December 2018 are adjusted to high inflation. Excluding the exchange rate impact profit fell 54%, as follows:

•   Total income increased 35%, spurred by net interest income (+52%) driven by greater volumes in an environment of high inflation and high interest rates. Net fee income rose 47%, driven by greater foreign currency activity in a volatile exchange rate environment and income from cash management. Gains on financial transactions increased 125%, benefiting from a volatile environment and markets.

•   The growth in administrative expenses and amortisations (+51%), reflected investments in digitalisation projects, the automatic revision of salary agreements because of the rise in inflation and the peso’s depreciation against the dollar.

•   Net loan-loss provisions were higher (+184%) due to the individuals’ portfolio, particularly in medium and low income segments. The cost of credit increased to 3.45% (1.85% in 2017). The NPL ratio stood at 3.17% (2.50% in December 2017) and the coverage ratio improved to 135% (100% in December 2017).

•   Other gains (losses) and provisions fell 5%.

Argentina

EUR million

Underlying income statement	2018	2017		%	% excl. FX
Net interest income	768	985	(22.0)		52.5
Net fee income	448	596	(24.8)		47.0
Gains (losses) on financial transactions A	170	147	15.2		125.3
Other operating income	(177)	18	—		—
Total income	1,209	1,747	(30.8)		35.4
Administrative expenses and amortisations	(749)	(970)	(22.8)		51.0
Net operating income	460	777	(40.8)		15.8
Net loan-loss provisions	(231)	(159)	45.4		184.4
Other gains (losses) and provisions	(45)	(92)	(51.5)		(5.2)
Profit before tax	185	526	(64.9)		(31.4)
Tax on profit	(100)	(165)	(39.0)		19.2
Profit from continuing operations	84	362	(76.7)		(54.4)
Net profit from discontinued operations	—	—	—		—
Consolidated profit	84	362	(76.7)		(54.4)
Non-controlling interests	1	2	(71.9)		(45.2)
Underlying attributable profit to the parent	84	359	(76.7)		(54.5)

Balance sheet
Loans and advances to customers	5,334	7,808	(31.7)	30.1
Cash, central banks and credit institutions	5,096	4,766	6.9	103.7
Debt instruments	825	138	498.9	—
Other financial assets	6	6	(9.7)	72.1
Other asset accounts	742	732	1.4	93.2
Total assets	12,003	13,449	(10.8)	70.0
Customer deposits	8,809	10,235	(13.9)	64.0
Central banks and credit institutions	848	599	41.4	169.4
Marketable debt securities	422	206	105.0	290.4
Other financial liabilities	743	982	(24.3)	44.3
Other liabilities accounts	307	244	26.0	139.9
Total liabilities	11,130	12,266	(9.3)	72.8
Total equity	872	1,183	(26.3)	40.5

Pro memoria:
Gross loans and advances to customers B	5,574	7,608	(26.7)	39.5
Customer funds	10,191	12,855	(20.7)	51.0
Customer deposits C	8,809	10,235	(13.9)	64.0
Mutual funds	1,382	2,620	(47.3)	0.4

Ratios (%) and operating data
Underlying RoTE	11.83	32.02	(20.19)
Efficiency ratio	61.9	55.5	6.4
NPL ratio	3.17	2.50	0.67
NPL coverage	135.0	100.1	34.9
Number of employees	9,324	9,277	0.5
Number of branches	468	482	(2.9)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

Uruguay

2018 Highlights

Underlying attributable profit	• Santander Uruguay is the leading privately owned bank in the country, focused on growing retail banking and improving efficiency and the quality of service.
EUR 132 Mn

•  Loans grew in target segments, products and currencies. Of note was consumer credit and cards portfolio increase.

•  Underlying attributable profit rose 28%, 43% excluding the exchange rate impact, spurred by customer revenue.

Strategy

Santander continued to focus on increasing loyalty and improving customer satisfaction, where we are ranked second. We continued to advance in our digital transformation strategy: the number of digital customers increased 30% and digital penetration 58% (up from 49% in 2017). Consumer finance companies also increased placements via digital channels. At Creditel they already account for 30% of new loans.

Santander holds a relevant position in the business of families in the private sector (27% market share), and in mortgage loans (over 30% market share), thanks to the specialised centre of auto and home lending.

Santander Uruguay was named Best Bank to Work for in the country and the seventh Best Company to Work for in 2018 by GPTW consulting.

Activity

Loans and advances to customers grew 16% year-on-year in euros. Excluding reverse repos and the exchange rate impact, they rose 25% driven by growth in the target segments, products and currencies: consumer credit and cards (+20%) and local currency portfolio (+18%).

Customer deposits were 5% higher in euros compared to 2017. Excluding the exchange rate impact, they increased 13%. Peso deposits grew 12% and foreign currency ones the equivalent of 13%.

Results

In 2018, underlying attributable profit was EUR 132 million and underlying RoTE of 27.0%. Compared to 2017, underlying attributable profit increased 28% in euros and 43% excluding the exchange rate impact. By line items:

•   Total income grew 17% mainly driven by net interest income and good performance of the main revenue line items. The efficiency ratio was 44.6%, 4 percentage points better than in 2017.

•   Despite the rise in provisions because of the entry into force of IFRS9 and other impacts, the NPL ratio remained low (3.38%) and coverage was high (112%). The cost of credit stood at 2.80%.

Uruguay

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	311	299	4.2	16.8
Total income	419	402	4.4	17.0
Administrative expenses and amortisations	(187)	(195)	(4.0)	7.6
Net operating income	232	207	12.3	25.9
Net loan-loss provisions	(69)	(54)	27.6	43.1
Profit before tax	159	142	11.9	25.4
Underlying attributable profit to the parent	132	103	27.7	43.1

Balance sheet
Total assets	4,605	4,397	4.7	12.5
Gross loans and advances to customers A	2,743	2,353	16.6	25.2
Customer funds	3,893	3,681	5.8	13.6
Customer deposits B	3,861	3,681	4.9	12.7
Mutual funds	32	—	—	—

A. Excluding reverse repos.

B. Excluding repos.

Peru

2018 Highlights

Underlying attributable profit	• We continued to develop our activity focused on the corporate segment, the country’s large companies and the Group’s global customers.
EUR 41 Mn

•   The Bank’s rating is the highest of the country’s financial system, following its recent upgrade.

•  Underlying attributable profit rose 3%, or 8% excluding the exchange rate impact, spurred by net interest income, fee income and gains on financial transactions.

Strategy

In 2018, Santander continued to develop its activity centred on corporate banking and the country’s large companies, as well as providing service for the Group’s global customers, boosting growth on its auto finance company.

We widened our product range and customer base in all business segments, diversified funding sources and expanded treasury services for our customers through foreign exchange transactions, forwards and other derivatives.

Moreover, we continued contributing to the development of public infrastructure, through the structuring and financing of ports and roads and refineries adequacy in order to comply with the highest environmental standards. We also participated in an international bond issuance of the Peruvian estate of USD 2.0 billion.

Santander Peru has the highest rating (A+) of the country’s financial system, following the recent upgrade.

Activity

Loans and advances to customers increased 45% year-on-year in euros (+43% on a gross basis, excluding the exchange rate impact), and customer deposits rose 17% (+16% excluding the exchange rate impact).

Results

Underlying attributable profit of EUR 41 million in euros in 2018 was 3% higher year-on-year.

Excluding the exchange rate impact, underlying attributable profit increased 8%. Total income grew 19% driven by good performance of net interest income, net fee income and gains on financial transactions, which more than offset the higher administrative expenses and amortisations stemming from investment in corporate projects. The efficiency ratio stood at 33% and the coverage ratio remained high (224%).

Colombia

2018 Highlights

Underlying attributable profit	• The strategy remained focused on corporates, large corporates, and SCIB customers.
EUR 9 Mn

•   Strong rise in volumes in euros: loans and advances to customers rose 100% and customer deposits 41%.

•  Underlying attributable profit of EUR 9 million in the year, 54% more than in 2017, 61% higher excluding the exchange rate impact.

Strategy

Business activity in Colombia continued to focus on SCIB customers, large corporates and corporates. The Group continues to provide solutions in treasury, risk hedging, foreign trade and confirming, as well as developing investment banking products and supporting the country’s infrastructure plan. In order to fulfil this offer, Santander Securities Services Colombia already has all the authorisations needed to begin to offer custody services in 2019.

We continued to concentrate on auto financing business. This will enable us to have the critical mass needed to consolidate ourselves in this market.

Activity

Loans and advances to customers increased 100% year-on-year in euros. Excluding the exchange rate impact they rose 107%, backed by the good performance of peso portfolios. Customer deposits rose 41% in euros and 46% excluding the exchange rate impact, driven by demand deposits and particularly time deposits.

Results

Underlying attributable profit of EUR 9 million in the year, 54% more than in 2017 in euros.

Excluding the exchange rate impact, underlying attributable profit rose 61%, backed by total income (+67%) spurred by net interest income, net fee income and gains on financial transactions.

United States

2018 Highlights

Underlying attributable profit

•  The Federal Reserve terminated the 2015 Written Agreement with Santander Holdings USA, reflecting the continued regulatory improvements. SH USA also passed the Federal Reserve’s capital stress test for the second consecutive year.

EUR 552 Mn

•  In volumes, loans and advances to customers increased year-on-year in dollars, both at Santander Bank (+9%) and Santander Consumer USA (+5%).

•  Santander US’s underlying attributable profit amounted to EUR 552 million, 35% higher than in 2017, 42% higher excluding the exchange rate impact, driven by higher income from leasing and loans, lower costs and improved cost of credit.

Strategy

Santander US includes Santander Holdings USA (SH USA, the intermediate holding company) and its subsidiaries: Santander Bank (SBNA), which is one of the largest banks in the north-eastern United States, Santander Consumer USA, an auto finance business based in Dallas, TX; the international private banking unit in Miami; the wholesale broker-dealer in New York and the retail and commercial bank in Puerto Rico.

In 2018, Santander US achieved significant regulatory milestones, strengthened business performance and continued to demonstrate its commitment to the communities in which it operates.

The Federal Reserve terminated its 2015 Written Agreement with SH USA, reflecting SH USA’s enhancements to board oversight, governance, compliance, risk management, capital planning and liquidity risk management. Also, in June 2018 SH USA passed the Federal Reserve’s annual capital stress test for the second consecutive year.

Regarding business performance, we maintained the following strategic priorities:

A. Santander Bank.

Santander Bank:

•   A continued focus on improving the customer experience and product offer across the digital and physical channels, led to growth in loyal and digital customers. In Retail Banking, loyal customers rose 12%. Digital customers increased 10%, backed by continued enhancements to the Bank’s digital capabilities.

•   Continued investments in Commercial Banking and SCIB contributed to consistent growth in the Bank’s loans and advances to customers booked in the year.

•   Improved earning asset mix to drive margin improvements.

Santander Consumer USA:

•   Focus on dealer experience and pricing, reflected in the strong growth in originations across all channels in 2018.

•   In addition, Santander Consumer completed its USD 200 million share repurchase programme in January 2019.

•   As announced in June 2018, Santander Consumer USA is in discussions with FCA (Fiat Chrysler Automobiles) regarding the future of FCA’s US finance operations after FCA had announced its intention to establish a captive US auto finance unit and indicated

that acquiring Santander Consumer USA’s FCA-related business was one option it would consider. These discussions cover a range of options on how to optimise the existing contract and other longer-term arrangements.  While discussions continue, Santander Consumer USA and FCA continue to operate under the existing arrangements.

Activity

Loans and advances to customers at Santander US increased 19% in euros year-on-year in net terms. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers were 6% higher, due to:

•   Higher origination volumes at Santander Consumer USA and growth in consumer, companies, and SCIB at Santander Bank. On the other hand, SBNA began originating auto loans through Santander Consumer USA.

•   Customer deposits rose 12% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were 5% higher, as demand deposits fell due to the outflow of public sector balances and higher interest rates, more than offset by the increase in time deposits.

Results

Underlying attributable profit in the year was EUR 552 million (5% of the Group’s total operating areas), and underlying RoTE was 4.12%.

Compared to 2017, underlying attributable profit rose 35% in euros and 42% excluding the exchange rate impact, driven by strong growth in Santander Bank and Santander Consumer USA. By line items:

•   Total income increased 5%. Net interest income rose 1% due to higher loan volume, despite lower spreads on loans in Santander Consumer USA and higher cost of funding. Net fee income decreased 7% due to lower fees at Santander Consumer USA and the New York branch.

•   Gains on financial transactions amounted to EUR 72 million (they were close to zero in 2017). Other operating income increased 60% due to higher income from leasing.

•   The administrative expenses and amortisations trend continued to improve (-1%) mainly due to lower technology depreciation.

•   Net loan-loss provisions fell 1%. The cost of credit ratio improved to 3.27% from 3.42% in December 2017.  The NPL ratio stood at 2.92% and coverage was 143%.

•   Other gains (losses) and provisions increased losses due to charges related to legal claims and the sale of branches in 2017.

United States

EUR million

				%
Underlying income statement	2018	2017	%	excl. FX
Net interest income	5,391	5,569	(3.2)	1.3
Net fee income	859	971	(11.6)	(7.4)
Gains (losses) on financial transactions A	72	9	669.2	705.0
Other operating income	628	410	53.1	60.3
Total income	6,949	6,959	(0.1)	4.5
Administrative expenses and amortisations	(3,015)	(3,198)	(5.7)	(1.3)
Net operating income	3,934	3,761	4.6	9.5
Net loan-loss provisions	(2,618)	(2,780)	(5.8)	(1.4)
Other gains (losses) and provisions	(199)	(90)	122.1	132.5
Profit before tax	1,117	892	25.2	31.0
Tax on profit	(347)	(256)	35.5	41.9
Profit from continuing operations	770	636	21.1	26.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	770	636	21.1	26.7
Non-controlling interests	218	228	(4.5)	(0.0)
Underlying attributable profit to the parent	552	408	35.4	41.7

Balance sheet
Loans and advances to customers	85,564	71,963	18.9	13.5
Cash, central banks and credit institutions	16,442	13,300	23.6	18.0
Debt instruments	13,160	13,843	(4.9)	(9.2)
Other financial assets	4,291	3,368	27.4	21.6
Other asset accounts	15,585	11,914	30.8	24.9
Total assets	135,043	114,388	18.1	12.7
Customer deposits	57,568	51,189	12.5	7.4
Central banks and credit institutions	16,505	15,884	3.9	(0.8)
Marketable debt securities	37,564	26,176	43.5	37.0
Other financial liabilities	3,098	2,503	23.8	18.2
Other liabilities accounts	3,798	3,437	10.5	5.5
Total liabilities	118,532	99,189	19.5	14.1
Total equity	16,511	15,199	8.6	3.7
Pro memoria:
Gross loans and advances to customers B	83,696	75,389	11.0	6.0
Customer funds	64,239	59,329	8.3	3.4
Customer deposits C	56,064	50,962	10.0	5.0
Mutual funds	8,176	8,367	(2.3)	(6.7)

Ratios (%) and operating data
Underlying RoTE	4.12	3.12	0.99
Efficiency ratio	43.4	46.0	(2.6)
NPL ratio	2.92	2.79	0.13
NPL coverage	142.8	170.2	(27.4)
Number of employees	17,309	17,560	(1.4)
Number of branches	660	683	(3.4)

A. Includes exchange differences.

B. Excluding reverse repos.

C. Excluding repos.

4.4   Corporate Centre

2018 Highlights

Underlying attributable profit

•  The Corporate Centre’s objective is to aid the operating units by contributing value-added and carrying out the corporate function of oversight and control. It also develops functions related to financial and capital management.

EUR 1,721 Mn	• The underlying attributable loss was 9% less year-on-year, due to lower hedging costs of exchange rates.

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•

It makes the Group’s governance more solid, through global control frameworks and supervision, and it fosters the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in a cross-cutting manner in all countries.

It also coordinates the relationship with the European regulators and develops functions related to financial and capital management, as follows.

Financial management functions:

•

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium which, in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

•

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via derivatives with high credit quality, higher liquidity and low capital consumption.

•

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 23,025 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

Separately from the financial management described here, the Corporate Centre manages all capital and reserves and its allocation to each of the units.

Results

Underlying attributable loss of EUR 1,721 million in 2018 down from a loss of EUR 1,889 million in 2017. The improvement was mainly due to higher gains on financial transactions (EUR 11 million in 2018 compared to a loss of EUR 227 million in 2017) resulting from lower costs of hedging of exchange rates.

Net interest income was hit by the volume of issuances made under the funding plan, largely focused on eligible TLAC instruments and costs related to the greater liquidity buffer requirements.

Administrative expenses and amortisations increased 4% as a result of two effects that offset each other: the streamlining and simplification measures and the investment in global projects for the Group’s digital transformation.

Lastly, other gains (losses) and provisions recorded very different kinds of charges: provisions, intangibles, the cost of the government’s guarantee on deferred taxes, pensions, litigation, impairment of financial assets, etc.

Corporate Centre

EUR million

Underlying income statement	2018	2017	%
Net interest income	(947)	(851)	11.3
Net fee income	(69)	(38)	82.4
Gains (losses) on financial transactions A	11	(227)	—
Other operating income	(23)	(104)	(78.1)
Total income	(1,028)	(1,220)	(15.7)
Administrative expenses and amortisations	(495)	(476)	3.9
Net operating income	(1,523)	(1,696)	(10.2)
Net loan-loss provisions	(115)	(45)	154.9
Other gains (losses) and provisions	(101)	(181)	(44.5)
Profit before tax	(1,739)	(1,923)	(9.6)
Tax on profit	20	32	(36.8)
Profit from continuing operations	(1,718)	(1,890)	(9.1)
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,718)	(1,890)	(9.1)
Non-controlling interests	2	(1)	—
Underlying attributable profit to the parent	(1,721)	(1,889)	(8.9)

Balance sheet
Loans and advances to customers	6,508	5,326	22.2
Cash, central banks and credit institutions	6,141	400	—
Debt instruments	377	1,768	(78.7)
Other financial assets	2,113	2,116	(0.1)
Other asset accounts	124,494	122,489	1.6
Total assets	139,634	132,099	5.7
Customer deposits	234	223	5.3
Central banks and credit institutions	1	279	(99.8)
Marketable debt securities	41,783	35,030	19.3
Other financial liabilities	1,333	1,626	(18.0)
Other liabilities accounts	8,206	8,092	1.4
Total liabilities	51,557	45,248	13.9
Total equity	88,077	86,850	1.4

Resources
Number of employees	1,764	1,784	(1.1)

A. Includes exchange differences.

4.5   Global businesses

Retail Banking

2018 Highlights

Underlying attributable profit	• The Group continued to focus on customer loyalty and digital transformation, with new products and services that cover the current needs of our customers.
EUR 7,793 Mn

•   At the end of 2018, the Group had close to 20 million loyal customers and 32 million digital customers.

•   Underlying attributable profit of EUR 7,793 million, boosted by good dynamics of customer revenue and efficiency improvement.

Commercial activity

Santander is immersed in a digital transformation process which rests on two main priorities to continue to deliver the best customer service.

The first priority is to deliver all our products and services digitally, in order to continue strengthening the relationship with our customers. The second one is to do this in the fastest and most efficient way.

To this end, our core banks are focused on 5 key areas:

•	Transforming our front: to provide any product and service digitally, end to end, and adopt changes quickly.

•	Transforming the back: We are re-engineering, digitalising and robotising so that eventually all processes will be automated for speed and efficiency.

•	Evolving our IT architecture and systems: progressively evolve and modernise our existing technology to provide greater flexibility to our customers.

•	Onboarding new technologies: analytics, robots and machine learning to our day to day operations to understand the customer needs in our front.

•

Finally, we are becoming an agile and data-driven organisation. We have created the Santander Agile Way to be able to deliver products and services which better respond to customer needs, with improved time to market and greater productivity. This year, 35% of our projects implemented the agile methodology.

As regards digital platforms and apps, of note were:

•	In Poland, launch of Działalnosc.pl designed to support businesspeople and mSignature, a mobile app authorisation tool as an alternative for SMS code.

•	In Brazil, the Santander Way app is regarded as the best financial market app in the country.

•	The UK installed a new digital clearing system that offers customers faster clearance of cheques.

•	In Mexico, Súper Wallet now incorporates payment of purchases done with rewards points.

•	On the other hand, we are also developing new digital businesses in order to support the core banks as well as to offer disruptive products and services:

•	Openbank, Santander Group’s fully digital bank, initially launched in Spain, began to be expanded to other countries.

•	OnePay Fx, based on blockchain and which makes it possible for retail customers in UK, Spain, Brazil and Poland to complete international transfers in the same day or by the next day.

•	Superdigital, a low-cost financial solution alternative to traditional banking, mainly focused on the unbanked population of Latin America.

Thanks to these measures, digital customers increased 26% in 2018, which already amount to half of our active customers. Loyal customers rose 15%, with an improved experience.

Smart Red branch, Spain

Regarding our branch network, the Group has a network of 13,217 branches, making it the international bank with the largest commercial network.

The Group is making progress in digitalisation, but without losing its essence as a bank. The branches will continue to be a relevant channel for customers, focusing on selling products of greater value and customer advice.

Most of these branches offer full-service banking, although the Group also has branches that offer specialised customer care to certain segments.

Because of our scale, we have unique insight into what our customers want and we are driven to create personal banking relationships thanks to our experienced team of 100,000 Santander colleagues talking to our 144 million customers.

We are innovating in the way we interact with our customers, including, for example, through the conversion of traditional bank branches into new collaborative spaces focused on customer experience and digital capacities, such as the new Work Café branches (Chile, Brazil, Spain, Portugal and Argentina), the SMART branches (Spain, the UK) and Santander Ágil in Mexico.

During 2018, the number of branches declined by 480 branches, mostly in Continental Europe due to integration processes in Spain, Santander Consumer Finance and Portugal.

Activity

Loans and advances to customers increased 3% compared to 2017 in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans rose also 3%.

Customer deposits increased slightly (+0.3%) year-on-year in euros. Excluding repurchase agreements and the exchange rate impact, customer deposits increased 3%.

Results

Underlying attributable profit amounted EUR 7,793 million in 2018 (78% of the Group’s operating areas).

Compared to 2017, underlying attributable profit increased 5% in euros. This evolution was impacted by exchange rates. Excluding this impact, profit rose 12% as follows:

•	Total income increased 8%, mainly driven by net interest income and net fee income. On the other hand, gains on financial transactions, which have very little weight (2%) on total revenue, rose 11%.

•	Administrative expenses and amortisations were 6% higher due to the ongoing commercial transformation and digitalisation process.

•	Net loan-loss provisions increased 13% driven by greater volumes, as credit quality ratios improved and the NPL ratio had a positive performance in almost all retail units.

•	Other gains (losses) and provisions improved 21% mainly due to lower provisions for legal and labour claims in Brazil.

•	Higher tax on profit, mainly resulting from the increase in Brazil.

Retail Banking

EUR million

				%
Underlying income statement	2018	2017	%	excl. FX
Net interest income	32,522	32,339	0.6	8.8
Net fee income	8,946	9,306	(3.9)	6.0
Gains (losses) on financial transactions A	720	680	6.0	11.0
Other operating income	644	580	11.0	15.7
Total income	42,832	42,904	(0.2)	8.3
Administrative expenses and amortisations	(19,255)	(19,677)	(2.1)	5.8
Net operating income	23,577	23,228	1.5	10.5
Net loan-loss provisions	(8,461)	(8,278)	2.2	13.0
Other gains (losses) and provisions	(1,707)	(2,394)	(28.7)	(20.7)
Profit before tax	13,408	12,555	6.8	14.6
Tax on profit	(4,329)	(3,843)	12.6	22.2
Profit from continuing operations	9,080	8,712	4.2	11.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	9,080	8,712	4.2	11.3
Non-controlling interests	1,287	1,256	2.4	8.4
Underlying attributable profit to the parent	7,793	7,456	4.5	11.7

A. Includes exchange differences.

Santander Corporate & Investment Banking

2018 Highlights

Underlying attributable profit

•  Strategy focused on widening our product offer, developing our franchises in the United Kingdom and the US, consolidating Continental Europe as a single business unit and implementing the Multinational Coverage Model (MNC).

EUR 1,705 Mn

•  Strong progress on the Global Infrastructure Programme (GIP) and completion of the structure under the Banking Reform Act in the UK.

•  The integration with the retail banking network and the enhanced offer of value-added products to its customers, drove business growth (+21%).

•  Underlying attributable profit was 4% lower in euros at EUR 1,705 million, 8% higher excluding the exchange rate impact, due to greater customer revenue and lower provisions.

Strategy

Main actions carried out in the year by lines:

•

Focus on capturing international business flows, increasing the connectivity among the countries where the Group operates and expanding the offer of high value-added products (Nexus, Mercados Américas, Private Debt Mobilisation, securitisations, etc.).

•	We continued to develop and integrate the factory of SCIB products for retail banking customers. As a result, collaboration revenue increased 21% in the year.

•

Progress was made on strengthening our franchises in the UK and the US, in order to accelerate their growth, by completing the structure under the Banking Reform Act in the UK, simplifying the corporate structure in the US and restructuring the Division’s risk and credit units.

Total income breakdown

Constant EUR million

A. In euros: -8%.

•	We are still immersed in transforming the technological and risk infrastructures (GIP) into a simplified, scalable and digital platform.

•

SCIB maintained its low capital consumption business model, with a balance sheet rotation which enabled us to reduce the volume of risk-weighted assets. Also, the implementation of measures such as the Dynamic Credit Portfolio Management helped reduce net loan-loss provisions.

Activity

Main actions performed in the year by business line:

•

Cash management: double-digit growth in transactional business as well as in customer funds. Santander Cash Nexus was consolidated as a solid and robust solution for our customers’ regional business. We achieved a record one million transactions per month, increasing our active customer base exponentially, both in those managed by SCIB and Retail Banking.

•

Export finance & agency finance: Santander consolidated its leadership as one of the world’s best banks by volume of managed assets. We also worked during the year in new origination in non-core markets where this business has a high potential.

•

Trade & working capital solutions: strong growth year-on-year due to increased international transactions among the countries where the Group operates. We consolidated our strong position in Spain, Brazil and Mexico, while expanding our business towards new markets such as the US and Asia. This growth was backed by an enhanced product range and digitalisation through platforms intended for receivables and confirming.

•

Debt capital markets: Santander held its significant position in Latin America, notably placements of sovereign bonds in euros in Mexico and Chile as well as corporate issuances and financial institutions such as the Brazilian Development Bank. Of note in Europe was the boost in sustainable financing and corporate issuances.

•

Syndicated corporate loans: of note was the acquisition of Gemalto by Thales and Westfield by Unibail, as well as the merger between Telecom Argentina and Cablevision. Also, support for sustainable financing in restructuring the assets of Enel Green Power and the loan to Generali.

•	Structured financing: the Group remained the leader in Latin America and Europe. We also topped the global ranking of financial advice by number of operations.

•

Global Markets: activity decreased slightly. Nevertheless, positive evolution of sales continued, mainly in the corporate sector, maintaining a greater contribution from management of books in Argentina, the US and Asia.

Loans and advances to customers rose 6% in euros compared to 2017. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers increased 12%.

Customer deposits decreased 1% in euros in 2018. Excluding repurchase agreements and the exchange rate impact, they grew 19%.

Ranking 2018

Source	Area	Award / Ranking
Euromoney	SCIB	Best Investment Bank in Mexico and Chile
Latin Finance	SCIB	Best Infrastructure Bank 2017 in Mexico and Brazil
Global Finance	Global Debt Financing	Best Debt Bank Latam
Infrastructure Investor	Global Debt Financing	Latin America Bank of the year
PFI	Global Debt Financing	Bank of the Year in Europe
The Banker	Global Debt Financing	Deal of the Year – Bonds SSAs: Argentina’s USD 2.75 bn century bond
PFI	Global Debt Financing	Europe Wind Power Deal of the Year
Latin Finance	Global Debt Financing	Best Airport Financing: Grupo Aeroportuario de la Ciudad de México (GAMC) (Green Bond)
Global Capital	Global Markets	Best Liquidity Provider
Extel	Global Markets	N.1 Leading Brokerage Firm Spain & Portugal
FX	Global Markets	Best Bank
Extel	Global Markets	N.1 Country Research: Brokerage Firm Spain & Portugal
Institutional Investor	Global Markets	#1 Corporate Access (Research) in Mexico
Institutional Investor	Global Markets	#1 Latin America Research Team- sector winners: Equity Strategy, Electric Utilities, Transportation
Institutional Investor	Global Markets	#1 Equity Research in Iberian markets
TFR	Global Transaction Banking	Best Trade Bank in Latin America
BCR	Global Transaction Banking	Best Global Supply Chain and Receivable Finance Provider
Global Finance	Global Transaction Banking	Best Trade and Supply Chain Finance Provider in Latam
GTR	Global Transaction Banking	Best Trade Finance Bank in Latam
TXF	Global Transaction Banking	Overall ECA Finance Deal of the Year: KNPC Clean Fuels Proyect
TXF	Global Transaction Banking	Americas ECA Finance Deal of the Year: Zuma Energia – Parque Eólico Reynosa Wind Farm
TXF	Global Transaction Banking	ECA-Backed Telecoms Deal of the Year: Verizon Communications
MIGA	Global Transaction Banking	Women Leading Climate Finance
IJ Global	Corporate Finance	European M&A – HS1
The Banker	Corporate Finance	Deal of the Year – Equities: CFE’s USD 759 mn IPO

Results

Underlying attributable profit of EUR 1,705 million (17% of the Groups’ total operating areas), driven by the strength and diversification of SCIB customer revenue (89% of total revenue).

Compared to 2017, underlying attributable profit fell 4%. Excluding the exchange rate impact, it rose 8%, as follows:

•	Total income grew because of the 8% rise in net interest income (good performance in the fourth quarter). On the other hand, net fee income remained stable.

•	Lower gains on financial transactions than in 2017 whose first quarter was excellent.

•	Higher administrative expenses and amortisations associated with transformation projects.

•	Net loan-loss provisions were significantly lower, mainly in Spain, the UK, Brazil and the US.

By segments, better results from global transactional banking and global debt financing, while income from global markets decreased.

Santander Corporate & Investment Banking

EUR million

				%
Underlying income statement	2018	2017	%	excl. FX
Net interest income	2,378	2,442	(2.6)	7.6
Net fee income	1,512	1,627	(7.1)	0.3
Gains (losses) on financial transactions A	1,004	1,212	(17.2)	(5.8)
Other operating income	194	222	(12.6)	(11.1)
Total income	5,087	5,503	(7.6)	1.7
Administrative expenses and amortisations	(2,105)	(2,028)	3.8	10.7
Net operating income	2,982	3,474	(14.2)	(3.7)
Net loan-loss provisions	(217)	(690)	(68.5)	(66.1)
Other gains (losses) and provisions	(108)	(72)	49.2	64.8
Profit before tax	2,657	2,712	(2.0)	11.1
Tax on profit	(792)	(750)	5.6	21.8
Profit from continuing operations	1,865	1,962	(5.0)	7.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,865	1,962	(5.0)	7.2
Non-controlling interests	160	182	(12.2)	(2.8)
Underlying attributable profit to the parent	1,705	1,780	(4.2)	8.2

A. Includes exchange differences.

Wealth Management -  Asset Management and Private Banking

2018 Highlights

Underlying attributable profit	• New global business division. • Santander Private Banking and Santander Asset Management continued strengthening their position as the reference in Spain and Latin America.
EUR 528 Mn

•  Santander Private Banking, with EUR 181 billion under management, is the private banking global platform built on our strong local presence in 10 markets.

•  Santander Asset Management, with EUR 172 billion, became the asset management priority partner for the Group banks, and a specialist in Latin American assets.

•  Total contribution to profit (net profit + total fee income generated) amounted to EUR 1,015 million, 13% more than the estimated for 2017.

Strategy

The Santander Wealth Management division is the combination of two complementing businesses:

•

Santander Private Banking includes the private banking activity of our local banks and international private banks in order to create a single global platform and to offer our more than 170,000 Private Banking clients the Group’s products and services, in a coordinated and homogeneous manner in all the countries where Santander operates. The goal is for a local private banking customer to become a customer in all the countries where we operate.

•

Santander Asset Management (SAM), the international asset manager strongly rooted in Europe and Latin America. With over 45 years history and present in more than 10 countries, it is focused on creating and managing the best products (mutual funds, pension funds, institutional mandates, alternative investments, etc.) for Santander customers and third parties.

The Wealth Management division launched in its first year the following strategic initiatives:

•

Private Banking: development of a global and connected proposition, taking advantage of Santander’s presence in over 10 countries. As a result, business collaboration volumes among countries increased 19% year-on-year, to EUR 3,727 million. Moreover, the Private Wealth (UHNW – Ultra High Net Worth) segment was launched in 2018, offering a differential service to the Group’s most valued customers.

•

In 2018, Santander Private Banking received a record amount of awards, 64 in total. Of note were Best Private Banking in Spain by The Banker, and Best Private Banking in Latin America, Spain, Portugal, Chile, Argentina and Mexico by Euromoney. We were also recognised as the best customer service in Private Wealth, as well as the best accessible technology for bankers and customers in 4 countries and Latin America by Euromoney.

•	Also noteworthy, Santander became the first bank in Spain to obtain the AENOR certificate for excellence in advisory services.

Business performance A

EUR billion and % change in constant euros

A. Total asset marketed and/or managed in 2018 and 2017. B. Total adjusted for funds from private banking, customers managed by SAM.

•

Santander Asset Management (SAM) enhanced and expanded its product range. Of note was the investment strategy followed in Spain and Latin America, with awards to the best manager of equities in Spain by Citywire, and the best fixed income fund in its class in Latin America (Latin American Corporate Bond Fund). Also, launch of investment solutions in order to adapt to the customer needs, given the current market scenario.

•

Moreover, SAM is the leading entity in funds management under ESG (Environmental Social and Government) criteria, notably in Spain, with the launch of the new Santander Sostenible Acciones fund, and the award to Santander Responsabilidad Solidario as the best solidarity fund.

Santander Wealth Management is making progress in digital transformation, keeping pace with the rest of the Group. Tools such as Global Private Banking SPiRIT had been implemented in Mexico, Brazil and Chile and the new Virginia customer front was launched in International Private Banking. SAM started the migration of its investment platform to the most differential solution in the market: Aladdin.

Activity

Total assets under management amounted to EUR 329 billion, 2% lower than in 2017, affected by the instability in markets, which generated depreciation of assets, particularly in custody, but also in marketed investment products.

In Private Banking 6% growth in customer deposits and 12% in loans and advances to customers, driven by development of Private Wealth.

Results

Underlying attributable profit rose 11% year-on-year to EUR 528 million, up 17% excluding the exchange rate impact. By lines:

•	Total income rose backed by higher net interest income (+12%) and net fee income (+63%), spurred by the increase in value- added volumes under management.

•	Higher administrative expenses and amortisations, partly because of the investment in the Private Wealth project.

•	The rise in total income and expenses was affected by the larger stake in Santander Asset Management.

By units, noteworthy growth in profit in Brazil (+16%) and International Private Banking (+12%).

When the total fee income generated by this business is added to net profit, the total contribution to the Group is EUR 1,015 million, 13% more than the estimated in 2017.

Wealth Management

EUR million

Underlying income statement	2018	2017	%	% excl. FX
Net interest income	420	404	4.0	11.9
Net fee income	1,097	700	56.7	62.7
Gains (losses) on financial transactions A	62	38	64.5	74.2
Other operating income	(36)	70	—	—
Total income	1,543	1,212	27.3	34.1
Administrative expenses and amortisations	(730)	(528)	38.3	45.6
Net operating income	813	684	18.8	25.3
Net loan-loss provisions	(9)	(9)	(4.9)	(1.6)
Other gains (losses) and provisions	(8)	(8)	(5.3)	(2.7)
Profit before tax	797	667	19.5	26.0
Tax on profit	(234)	(165)	41.9	49.5
Profit from continuing operations	563	502	12.1	18.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	563	502	12.1	18.3
Non-controlling interests	35	24	42.0	54.0
Underlying attributable profit to the parent	528	478	10.6	16.5

A.   Includes exchange differences.

Total profit contribution A

EUR 1,015 Mn
+13%

A. Including net profit and total fee income generated by this business

Real estate activity Spain

2018 Highlights

Underlying attributable profit	• Management continued to focus on reducing these assets.
EUR -242 Mn	• Underlying attributable loss of EUR 242 million in 2018, compared to a loss of EUR 308 million in 2017.

At the end of 2018, the gross exposure in the Real Estate Activity Spain unit stood at EUR 9.3 billion and loan-losses allowances of EUR 4.6 billion (coverage of 50%).

The net exposure was EUR 4.7 billion, representing just 1% of our balance sheet in Spain.

Management continued to focus on reducing these assets, particularly loans and foreclosed assets.

As announced after the acquisition of Banco Popular, and in order to reduce the Group’s non-performing assets to irrelevant levels, on 8 August 2017 Banco Popular signed agreements with the Blackstone fund for the acquisition by the fund of 51% of Banco Popular’s real estate business, and thus control over it. This business consists of the foreclosed real estate portfolio, non-performing loans stemming from the real estate sector and other assets related to Banco Popular’s activity and that of its subsidiaries.

The transaction was closed as expected, in the first quarter of 2018, once the required regulatory authorisations were obtained, which allowed Santander to focus on the integration of Banco Popular and mitigate uncertainties regarding possible additional losses related to real estate exposure.

Closing the transaction entailed the creation of a company controlled by Blackstone fund, in which Santander has a 49% stake, to which Banco Popular transferred the business comprising the aforementioned assets and 100% of the share capital of Aliseda.

Additionally, during the third quarter of 2018, the Group reached agreement with a subsidiary of Cerberus Capital Management to sell 35,700 properties for EUR 1,535 million, with no material impact on profit and capital expected. This transaction is scheduled to be completed by the first quarter of 2019.

This unit recorded an underlying attributable loss of EUR 242 million in 2018, compared to a loss of EUR 308 million in 2017.

This performance was largely due to lower net loan-loss provisions (EUR -18 million) due to reduced provision needs and the lower negative impact of other gains (losses) and provisions (EUR -83 million), largely because of lower losses from the sale of foreclosed assets.

Real estate activity Spain

EUR million

Underlying income statement	2018	2017	%
Net interest income	(33)	(38)	(14.4)
Net fee income	(0)	2	—
Gains (losses) on financial transactions A	0	(0)	—
Other operating income	23	29	(20.3)
Total income	(10)	(8)	28.8
Administrative expenses and amortisations	(194)	(209)	(7.2)
Net operating income	(204)	(217)	(5.8)
Net loan-loss provisions	(70)	(88)	(20.4)
Other gains (losses) and provisions	(73)	(156)	(53.5)
Profit before tax	(347)	(461)	(24.8)
Tax on profit	104	138	(25.1)
Profit from continuing operations	(243)	(323)	(24.6)
Net profit from discontinued operations	—	—	—
Consolidated profit	(243)	(323)	(24.6)
Non-controlling interests	(2)	(15)	(89.4)
Underlying attributable profit to the parent	(242)	(308)	(21.5)

A. Includes exchange differences

Real estate exposure net value A

EUR billion

Dec-2018
Real estate assets	3.8
- Foreclosed	2.6
- Rentals	1.2
Non-performing real estate loans	0.9
Assets + non-performing real estate	4.7

A. Real estate activity Spain.

5. Research, development and innovation (R&D&I)

Research, development and innovation activities

Innovation and technological development are a strategic pillar of Santander. Our objective is to respond to the new challenges that emanate from digital transformation, focusing on operational excellence and the customer experience.

Moreover, the data and information that we obtain from our new technological platforms will help us to better understand the customer journey of our clients and so be able to design a better digital profile that will enable us to generate greater confidence and increased customer loyalty.

As well as the competition between banks, financial entities must watch out for the new competitors that have entered the financial system, competitors whose great competitive advantage, and thus a differentiating factor, is their use of new technologies.

Consequently, developing an adequate strategic technology plan must allow for a greater capacity to adapt to customers’ needs (products and tailored services, full availability and excellent service in all channels); enhanced processes, which ensure that the Group’s professionals attain greater reliability and productivity in the exercise of their functions, and lastly, adequate management of risks, endowing teams with the necessary infrastructure to provide support for identifying and assessing all risks, be the business, operational and reputational risks, or regulatory and compliance ones.

In addition, Santander as a global systemically important bank, as well as its individual subsidiaries, is subjected to increasing regulatory demands that impact the systems’ model and the underlying technology. This makes further investments necessary in order to guarantee their compliance and legal security.

The latest ranking by the European Commission (the 2018 EU Industrial R&D Investment Scoreboard, based on 2017 data) recognises, as did previous rankings, Santander’s technological effort, placing it first among Spanish companies and the first global bank in the study (and the only one of the 100 companies investing the most) on the basis of investment in R&D.

Technological investment in 2018 in R&D&i amounted to EUR 1,468 million (3% of the Group’s total income).

Technological strategy

In order to respond to business needs, Santander must integrate new digital capacities, such as the agile methodologies, public and private cloud, the evolution of core systems, as well as develop technological capacities (Application Programming Interface, artificial intelligence, robotics, blockchain, etc.) and data.

The Group’s technological strategy is aligned with the global businesses, Santander Digital and the banks in the various countries. It is a solid strategy, in the benefits it provides, flexible in the face of new trends and open to the changes which they represent. To this effect, we are supported by a committed organisation experienced in relations with countries, a robust and reliable technological infrastructure and, lastly, a system of governance that articulates projects and initiatives that help to crystallise this strategy in all the countries where we operate.

In order to supervise the strategy’s correct implementation, the governance model includes an inter-organisational body known as ARB (Architecture Review Board). It is responsible for sharing local and global innovation collaboratively and efficiently, as well as reviewing the Group’s architecture. This forum guarantees consistent architectures, strengthens the re-use of components and bolsters the use of new technologies in order to meet changing business needs.

The contribution of the T&O division is key for the Group’s commercial and digital transformation. Evolving the model is required in order to progress toward developing global products and digital services. Technology matters today, and even more so in the future.

This is why Isban Global and Produban Global were integrated to create Santander Global Tech as part of the T&O division, with some 2,000 T&O professionals work in Spain, the UK, Portugal, United States, Mexico, Brazil and Chile. This integration will produce a rapid organisation with a greater technological and execution capacity. Teams will work in the portfolio of global products agreed by countries (Santander Digital and the T&O division), focusing, in particular, on quality and security.

Alhambra building, Boadilla del Monte, Spain.

Technological infrastructure

The Group has five high quality data processing centres (DPCs), interconnected by a redundant system of communications. These five pairs of DPCs are distributed in strategic countries to support and develop the Group’s activity. These centres also have traditional IT systems together with the capacities supplied by an on-premises cloud, which facilitates integrated management of the technology of the various business areas and accelerates the digital transformation and adoption of new technologies.

Of note among the countries where the Group operates is Brazil because of the speed with which it has adopted cloud.

Cybersecurity

Santander views cybersecurity as one of the Group’s main priorities and a crucial element for supporting the Bank’s mision of ‘helping people and businesses prosper’ as well as offering excellent digital services for our customers.

We continued in 2018 to develop measures to improve cybersecurity in all the Group’s spheres. We launched training measures for our professionals to improve how they handle cyberrisk issues (set out in the chapter on Responsible banking). The Risk Management Report also details the various steps taken to measure, monitor and control risks related to cybersecurity, and their respective mitigation plans.

For these reasons, we continue to invest in systems and platforms that help us to improve in this sphere.

Digitalisation

As well as the new technological platform, the evolution of infrastructure and the aforementioned cybersecurity measures, the Group is driving its digital transformation through various projects and initiatives developed in almost all countries.

For example, Superdigital and Portal Comercial in Brazil, One Pay FX in Spain, Brazil, UK and Poland, Digital Mortgages in UK, Digitalisation (Súper Net, Súper Móvil, Súper Wallet) in Mexico, GPI Swift in Argentina and mobile payments in Spain. Details on all of them can be found in section ‘Inclusive and sustainable growth’ on the Responsible banking chapter.

The aim of these measures is to boost customer loyalty, as well as greater confidence in the digital world. We are also taking advantage of digital opportunities such as Openbank to convert us into a supplier of an open financial services platform.

Fintech ecosystem

Lastly, Banco Santander is positioning itself in the Fintech ecosystem (financial technology) as an innovative bank and benchmark for the sector, which is enabling it to have an observatory for anticipating and participating in the main digital trends.

In order to develop this strategy, we have Santander InnoVentures, a USD 200 million venture capital fund, tasked with identifying and rating fintech companies that help Santander to innovate in order to improve operational excellence and provide a better service to customers.

The fund invests, via minority stakes, in start-ups and helps them, in turn, to create commercial and/or strategic agreements within the financial sector and access the Group’s whole experience. As well as contributing capital, Santander InnoVentures provides the start-ups in which it invests with scale and experience, helping them to grow and so learn and promote the introduction of new technologies for the Group’s businesses and customers.

At the end of 2018, Santander InnoVentures had invested in more that 20 companies in the areas of payments, marketplace lending, e-advisory, customer risk and analysis and artificial intelligence, among others.

6. Significant events since year end

The following significant event occurred between 1 January 2019 and the date of preparation of this consolidated directors’ report:

On 6 February the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (EUR 1,052,000,000) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 bps on the 5-year Mid-Swap Rate.

7. Trend information 2019

The director’s report contains certain prospective information reflecting the plans, forecasts or estimates of the directors, based on assumptions that the latter consider reasonable. Users of this report should, however, take into account that such prospective information is not to be considered a guarantee of the future performance of the entity, inasmuch as said plans, forecasts or estimates are subject to numerous risks and uncertainties that mean that the entity’s future performance may not match the performance initially expected. These risks and uncertainties are described in the Risk management chapter of this report and in note 54 of the consolidated financial statements.

The global economy slowed in 2018 and left behind the peak of this expansion, although we expect a relatively dynamic environment will be maintained. We forecast global economic growth at 3.5% in 2019 (3.7% estimate for 2018), slightly above its potential, although resulting from a less homogeneous performance by regions.

Mature economies are estimated to grow 2.0% (2.3% estimate for 2018), thanks to demand policies and the strength of the labour market. Growth in both the US and the Eurozone will ease, as well as the UK in the context of Brexit.

Developing economies will grow by around 4.5%, slightly below the 4.6% estimated for 2018. China’s expansive measures, adopted at the expense of a more determined correction of the imbalances, will enable the economy to gradually slow down.

In Latin America, the capacity to recover or secure the credibility of economic policy will play a key role. However, we expect the recovery begun in 2017 to consolidate, with growth of around 2% in 2019, underpinned by the recovery in Brazil and Chile’s ongoing dynamism. Argentina, meanwhile, is expected to gradually recover following reforms and the improvement in market confidence. Mexico will continue to grow moderately.

Mature markets are expected to withdraw monetary policy stimulus measures very slightly and conditional on the economic and financial performance in an uncertain environment. However, any stimulus withdrawal process will be, in any case, very gradual.

Long-term interest rates are expected to increase moderately. Yield curves show diverging trends, with some flattening in the US and a greater slope in Europe expected.

Interest rates in developing markets will perform differently, particularly in Latin America where each country’s monetary policies will depend on the cyclical situation and on the evolution of actual and expected inflation.

In any case, the fact that the recovery is moderate and inflation remains low, partly due to structural factors, suggests that interest rate movements, upward or downward, will be limited.

The balance of risks in the short term is downward: the probability of a geopolitical or economic policy shock, particularly in the US and Europe, has increased, which if it happens will lead to a potentially sharper downward revision. The situation in China or unstable financial conditions are other risk factors. In this context, we have seen increased volatility and risk aversion.

In this environment, Santander ended the year having met all of the main targets set for 2015-2018: growth, profitability and strength. The number of loyal and digital customers rose, and volumes in local currency increased. Profitability was higher and RoTE and efficiency improved. Also, the capital position was strengthened, while growing cash dividend per share.

Banco Santander’s solid position in 10 core markets is balanced between mature and developing economies. It has 144 million customers and the scale to continue growing, which puts the Bank in a solid position to draw on the opportunities offered by the environment.

In 2019 we will rely on the same pillars that had guided the Group in the last three years. Our aim as a bank is to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

The management priorities of the principal units for 2019 are set out below:

Spain	Poland

The economy is forecast to grow by around 2.1% in 2019, higher than that envisaged for the Eurozone, and inflation will remain low. Lending will gradually increase as the year progresses.	Economic growth is expected to be stronger in 2019 at around 4%, mainly underpinned by buoyant domestic demand driven by domestic consumption and investment.

The priorities for this year are:	The goals to become the reference bank for individuals and companies are:

• To keep our leadership by balance sheet in Spain and complete Banco Popular’s integration, maintaining quality service and customer relationship.	• Develop a new value proposition / product offer and improve the customer experience.

• Accelerate the Bank’s digital transformation towards a data- driven company in order to improve the customer experience.	• Solid corporate culture in order to strengthen employee engagement and motivation in order to become one of the best banks to work for in Poland.

• Keep on growing SMEs and corporate segments backed by Banco Popular’s capabilities, Santander’s high added-value services and our competitive advantage in digital banking for companies.	• Become a more agile organisation in order to increase customer loyalty and retention, by accelerating the development and launch of products and services to the market.

• Increase customer revenue and obtain cost synergies related to Banco Popular’s integration.	• Enhance our position in Private Banking and Asset Management.

• Continue to reduce doubtful assets, leveraging on our capital light model.

The Real estate activity Spain unit will continue its strategy to reduce assets and lending exposure.

Santander Consumer Finance (SCF)	Portugal

SCF seeks to take advantage of its growth potential, backed by its position in the European consumer market. The main priorities will be:	GDP growth will begin to ease in 2019 to around 2%, with improved investment and exports and further deleveraging of the private and public sectors. In this scenario, the Bank’s priorities are:

• Maintain the leadership position in new auto financing and boost growth in consumer finance through our new digital business model and signing agreements with the main retailers.	• Keep on growing organically, gaining profitable market share, reinforcing our position as the largest privately owned bank in Portugal and leveraging our position in the companies segment.

• Proactive management of brand agreements and development of digital projects. Collaboration with fintechs.	• Focus on growing customer funds, particularly off-balance sheet funds.

• Help our partners with their transformation plans, both in the digitalisation of auto purchase and financing as well as in other strategic projects.	• Combine volume growth with low cost of credit.

• Reorganise business in Germany under the same brand, in order to improve efficiency and offer better customer attention.	• Improve efficiency, obtaining additional synergies from Banco Popular Portugal integration.

• Maintain high profitability and efficiency.	• Progress in our digital transformation and streamlining workflow.

United Kingdom	Mexico

The economy is expected to grow moderately in 2019 at around 1.5%, under an ordered exit from the EU. The uncertainty over Brexit could affect growth, the value of pound sterling and thus inflation. The Bank of England will adjust monetary policy regarding the impact of Brexit on demand, supply and exchange rate.

We expect GDP growth to drop below 2% in 2019 (2.0% estimated for 2018), still hit by the shrinking of the oil sector and some uncertainty over the economic policies.

Against this backdrop, Santander UK priorities are:	Against this backdrop, Santander Mexico’s strategy will:

• Become the UK’s best open digital bank in order to deliver operational excellence and maximise efficiency and customer satisfaction.	• Continue the retail banking transformation: attraction and loyalty drivers, enhancing our attention model and expand new businesses (Súper Auto, Private Wealth and financial inclusion).

• Generate growth through increased loyalty across target business segments.	• Drive digitalisation, remote attention models and the customer experience, in addition to improving information systems and analysis.

• Achieve constant profitability with a solid balance sheet and prudent risk management.	• Focus on attracting payrolls, drawing on our strong presence in the SMEs, companies and corporate segments.

UK banking environment faces major regulatory changes. Open Banking and PSD II (Payment Services Directive) introduced new requirements in 2018, which will bring business opportunities but they also introduced a new level of risk.

• Promote SCIB business in order to continue to be the reference in the market in value-added products.

• All these measures should be reflected in recurrent revenue and volume growth.

Brazil	Chile

After returning to growth in 2017 and 2018, following one of the biggest slumps in recent decades, the economy is expected to consolidate its recovery in 2019 with growth of more than 2%, above the 1.3% estimated for 2018.

The economy will remain strong in 2019 with growth forecast at 3.5%.

In this environment Santander Brasil’s management focus for the coming year will be:	Santander Chile’s strategy will focus on:

• Increase customer satisfaction and loyalty across all business segments.	• Become the transactional bank of excellence with the best digital platform for companies.

• Continuous evolution and wider offer of disruptive products and services, and develop digital channels.	• Continue improving quality of service indicators and grow loyal and digital customers.

• Keep on gaining market share, with growth in loans though a suitable offer for each customer.	• Significant growth in loans and customer funds.

• Grow in a recurring and profitable way, with efficiency and cost of credit improvement.	• Improve our profitability, efficiency and the cost of credit.

Argentina	Santander Corporate & Investment Banking

Growth is expected to stabilise in 2019 after falling in 2018, and inflation to ease, in an environment of fiscal adjustment and a tight monetary policy.	This division will continue its business strategy:

The management priorities at Santander Río will focus on:	• Leverage on our customer-centric model, to drive faster penetration of our franchise and growth in retail banking business (collaboration revenue).

• Continue improving our value offer focusing on the select, SMEs advance and mid-income segments.	• Strengthen the global value proposition, focusing on boosting the US, the UK and Continental Europe businesses.

• Gradual transformation of the branch network to a technology- centred model, focused on improving the customer experience.	• Continue the implementation of the Global Infrastructure Programme (GIP), following the regulatory agenda, while embracing the digital transformation.

• Launch Openbank, the Group’s fully digital bank.	• Maintain disciplined use of capital, while keeping strict cost control.

• Action plans to generate savings and improve efficiency.

• Opening of the new building which will house the central areas, with new working spaces for boosting innovation, productivity and team work.

United States	Wealth Management

Growth is expected to remain dynamic at around 2.5% (2.9% in 2018), driven by fiscal expansion.	In 2019 we expect to generate substantial growth, including the investments needed to continue improving our value offer. The key management drivers will be:

Santander will focus on:	• Consolidate Private Wealth (UHNW) model and value offer.

• Continue resolving legacy regulatory issues which remain pending.	• Complete the construction of our private banking global platform in order to reinforce our global proposition for greater connection, taking advantage of our presence in over 10 countries.

• Improve the customer experience in order to increase the number of active customers.

• Consolidate the model and value offer for institutional clients in Santander Asset Management (SAM), in coordination with Santander Corporate & Investment Banking, focusing on Latin American products and infrastructures.

• Seize collaboration opportunities across our businesses in the country in order to drive value.

• Continue improving and offering a wider range of products at SAM, developing new solutions in alternative products (private debt and private equity funds of funds) and completing the offer through strategic agreements with top level specialised management firms.

• Cost management in order to continue improving efficiency.	• Improve digitalisation through the implementation of Global Private Banker tools, the new front for customers, as well as the investment platform Aladdin at SAM.

• In 2019, the insurance business will be included in this unit, which will focus on capturing the potential of this business for the Group in all segments where there is an opportunity. In 2018 this business made a total contribution (profit after tax and generated fees) to the Group’s profit of EUR 1.4 billion.

8. Alternative performance measures (APMs)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at the end of section 3.2 of this chapter.

In addition, the results by business areas in section 4 are presented only on an underlying basis in accordance with IFRS8. The use of this information by the Group’s Governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in note 52.c to our consolidated financial statements.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Attributable profit to the parent Average stockholders’ equity A (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the Bank’s ability to pay shareholders.

RoTE (Return on tangible equity)	Attributable profit to the parent Average stockholders’ equity A (excl. minority interests) - intangible assets

This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the Bank less intangible assets.

Underlying RoTE	Underlying attributable profit to the parent Average stockholders’ equity A (excl. minority interests) - intangible assets

This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from operations outside the ordinary course performance of our business

RoA (Return on assets)	Consolidated profit Average total assets

This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the Bank’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding management adjustments) to the Group’s risk weighted assets.

Efficiency (Cost-to-income)	Operating expenses B Total income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the Bank’s operating income.

A. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.

B. Operating expenses = Administrative expenses + amortisations.

Profitability and efficiency A B	2018	2017	2016
RoE	8.21%	7.14%	6.99%
Attributable profit to the parent	7,810	6,619	6,204
Average stockholders' equity (excluding minority interests)	95,071	92,638	88,744

RoTE	11.70%	10.41%	10.38%
Attributable profit to the parent	7,810	6,619	6,204
Average stockholders' equity (excluding minority interests)	95,071	92,638	88,744
(-) Average intangible assets	28,331	29,044	28,973
Average stockholders' equity (excl. minority interests) - intangible assets	66,740	63,594	59,771

Underlying RoTE	12.08%	11.82%	11.08%
Attributable profit to the parent	7,810	6,619	6,204
(-) Management adjustments	(254)	(897)	(417)
Underlying attributable profit to the parent	8,064	7,516	6,621
Average stockholders' equity (excl. minority interests) - intangible assets	66,740	63,594	59,771

RoA	0.64%	0.58%	0.56%
Consolidated profit	9,315	8,207	7,486
Average total assets	1,442,861	1,407,681	1,337,661

RoRWA	1.55%	1.35%	1.29%
Consolidated profit	9,315	8,207	7,486
Average risk weighted assets	598,741	606,308	580,777

Underlying RoRWA	1.59%	1.48%	1.36%
Consolidated profit	9,315	8,207	7,486
(-) Management adjustments	(231)	(756)	(406)
Underlying consolidated profit	9,546	8,963	7,892
Average risk weighted assets	598,741	606,308	580,777

Efficiency ratio (Cost-to-income)	47.0%	47.4%	48.1%
Underlying operating expenses	22,779	22,918	21,088
Operating expenses	22,779	22,993	21,101
Management adjustments impact C	—	(75)	(13)
Underlying total income	48,424	48,392	43,853
Total income	48,424	48,355	44,232
Management adjustments impact C	—	37	(379)

A. Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months’ (from December to December).

B. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

C. Following the adjustments in Note 52.c to the consolidated financial statements.

Efficiency ratio by business areas
	2018			2017
	%	Total income	Operating expenses	%	Total income	Operating expenses
Continental Europe	52.1	15,881	8,278	53.1	14,417	7,662
Spain	56.8	7,894	4,480	58.9	6,860	4,040
Santander Consumer Finance	43.1	4,610	1,985	44.1	4,484	1,978
Poland	42.8	1,488	636	42.6	1,419	605
Portugal	47.8	1,344	642	49.3	1,245	614
United Kingdom	55.2	5,420	2,995	50.1	5,716	2,861
Latin America	37.7	21,201	7,996	38.7	22,519	8,721
Brazil	33.6	13,345	4,482	35.6	14,273	5,080
Mexico	41.5	3,527	1,462	39.9	3,460	1,382
Chile	41.2	2,535	1,045	40.6	2,523	1,025
Argentina	61.9	1,209	749	55.5	1,747	970
US	43.4	6,949	3,015	46.0	6,959	3,198

Underlying RoTE by business areas
	2018			2017
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
Continental Europe	10.64	3,642	34,228	9.82	3,202	32,614
Spain	10.81	1,738	16,070	10.31	1,439	13,957
Santander Consumer Finance	15.86	1,296	8,169	16.44	1,254	7,626
Poland	10.29	298	2,893	11.56	300	2,593
Portugal	12.06	480	3,983	11.65	435	3,737
United Kingdom	9.32	1,362	14,620	10.26	1,498	14,604
Latin America	19.12	4,228	22,111	17.94	4,297	23,946
Brazil	19.77	2,605	13,173	16.91	2,544	15,042
Mexico	20.35	760	3,733	19.50	710	3,642
Chile	18.39	614	3,340	17.89	586	3,275
Argentina	11.83	84	708	32.02	359	1,122
US	4.12	552	13,404	3.12	408	13,050

Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Total RiskA

Coverage ratio	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

Cost of Credit	Loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

Average loans and advances to customers over the last 12 months

A. Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk	2018	2017	2016
NPL ratio	3.73%	4.08%	3.93%
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	35,692	37,596	33,643
Total risk	958,153	920,968	855,510
Coverage ratio	67.4%	65.2%	73.8%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,061	24,529	24,835
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,692	37,596	33,643
Cost of credit	1.00%	1.07%	1.18%
Net loan-loss provisions over the last 12 months	8,873	9,111	9,518
Average loans and advances to customers over the last 12 months	887,028	853,479	806,595

NPL ratio by business areas
	2018			2017
	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Continental Europe	5.25	22,537	429,454	5.82	24,674	424,248
Spain	6.19	14,833	239,479	6.32	15,880	251,433
Santander Consumer Finance	2.29	2,244	97,922	2.50	2,319	92,589
Poland	4.28	1,317	30,783	4.57	1,114	24,391
Portugal	5.94	2,279	38,340	7.51	2,959	39,394
United Kingdom	1.05	2,755	262,196	1.33	3,295	247,625
Latin America	4.34	7,461	171,898	4.46	7,464	167,516
Brazil	5.25	4,418	84,212	5.29	4,391	83,076
Mexico	2.43	822	33,764	2.69	779	28,939
Chile	4.66	1,925	41,268	4.96	2,004	40,406
Argentina	3.17	179	5,631	2.50	202	8,085
US	2.92	2,688	92,152	2.79	2,156	77,190

Coverage ratio by business areas

	2018			2017
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted
Continental Europe	52.2	11,754	22,537	54.4	13,419	24,674
Spain	45.0	6,682	14,833	46.8	7,434	15,880
Santander Consumer Finance	106.4	2,387	2,244	101.4	2,352	2,319
Poland	67.1	883	1,317	68.2	760	1,114
Portugal	50.5	1,151	2,279	62.1	1,838	2,959
United Kingdom	33.0	908	2,755	32.0	1,055	3,295
Latin America	97.3	7,263	7,461	85.0	6,345	7,464
Brazil	106.9	4,724	4,418	92.6	4,066	4,391
Mexico	119.7	984	822	97.5	760	779
Chile	60.6	1,166	1,925	58.2	1,167	2,004
Argentina	135.0	241	179	100.1	202	202
US	142.8	3,838	2,688	170.2	3,668	2,156

Other indicators

The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book valueA

This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price

Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

TNAV per share

LtD (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the Bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
reverse repos

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Group’s profits

A.  Tangible book value = Stockholders’ equity - intangible assets.

Other indicators	2018	2017	2016
TNAV (tangible book value) per share	4.19	4.15	4.15
Tangible book value	67,912	66,985	61,517
Number of shares excl. treasury stock A (million)	16,224	16,132	14,825
Price / tangible book value per share (X)	0.95	1.32	1.16
Share price (euros) A	3.973	5.479	4.797
TNAV (tangible book value) per share	4.19	4.15	4.15
Loan-to-deposit ratio	113%	109%	114%
Net loans and advances to customers	882,921	848,914	790,470
Customer deposits	780,496	777,730	691,111
PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	1,015	902	n.a.
Profit after taxes	563	476	n.a.
Net fee income net of tax	452	426	n.a.

A.  2016 data adjusted for the capital increase in July 2017, to enable like-on-like comparisons with 2017 and 2018 data.

Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2018 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section Economic, regulatory and competitive context of this chapter.

Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section Economic, regulatory and competitive context.

Risk management

1. Risk management and control model

Risk management and control is key in ensuring that we remain a robust, safe and sustainable bank aligned with the interests of our employees, customers, shareholders and society.

In Santander we prioritise the execution of a forward-looking risk management. This has enabled the Group, since its foundation in 1857, to deal appropriately with changes in the economic, social and regulatory environment and continue helping people and businesses prosper.

Our risk management and control model is based on the principles below, taking into account regulatory expectations, and market best practices:

1.  Advanced risk management with a forward-looking approach that ensures a medium-low risk profile, based on our risk appetite framework defined by the board.

2.  Risk culture that applies to all employees throughout the Group.

3.  Clearly defined three lines of defence model that enable us to identify, manage, control, monitor and challenge all risks.

4.  Autonomous subsidiaries model with robust governance based on a clear structure that separates the risk management and the risk control functions.

5. Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels.

6. Risks are managed by the units that generate them.

These principles, combined with a series of interrelated tools and processes in the Group’s strategic planning (risk appetite, risk identification and assessment, scenario analysis, risk reporting framework, annual planning and budget, etc.) provide a holistic control framework across the Group.

1.1 Risk governance

The Group has a strong governance framework, which pursues the effective control of the risk profile within the risk appetite defined by the board.

This governance framework is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees dealing with a strong relationship between the Group and its subsidiaries. Overlaid with our Group wide risk culture Risk Pro/I am Risk.

Lines of defence

At Santander, we follow a three lines of defence control model:

First line	Second line	Third line

All business functions and business support functions that originate  risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

These are the Risk Control and Compliance and Conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defence.

These functions ensure that risks are managed in accordance with the risk appetite, fostering a strong risk culture across our organisation. They also provide guidance, advice and expert opinion in risk-related matters.

Internal Audit function. This function controls and regularly checks that the policies and procedures are adequate and effectively implemented in the management and control of all risks.

The Risk Control, Compliance and Conduct, and Internal Audit functions are separated and independent and have direct access to the board of directors and/or its committees.

Risk committees structure

Ultimately, the board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the Group’s risk culture and risk appetite framework.

Except for specific topics detailed in its bylaws, the board has the capacity to delegate its faculties to other committees. This is the case of the risk supervision, regulation and compliance committee and the Group’s executive committee, which has specific risk related responsibilities.

For more information see the Corporate governance chapter, section 4.7 ‘Risk supervision, regulation and compliance committee activities in 2018’

The Group Chief Risk Officer (Group CRO) leads the risk function within the Group, advises and challenges the executive line and reports independently to the risk supervision, regulation and compliance committee and to the board.

Other bodies that form the highest level of risk governance, with authorities delegated by the board of directors, are the executive risk committee and the risk control committee, detailed as follows:

Executive risk committee (ERC)

Purpose: this committee is responsible for managing all risks, within the faculties delegated by the board. The committee makes decisions on risks assumed at the highest level, ensuring that they are within the established risk appetite limits for the Group.

Chair: CEO.

Composition: nominated executive directors and other Group senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The Group CRO has a veto right on the committee’s decisions.

Risk control committee (RCC):

Purpose: to control and oversee that risks are managed in accordance with the risk appetite approved by the board, providing a comprehensive overview of all risks. This includes identifying and monitoring both current and potential risks, and evaluating their potential impact on the Group’s risk profile.

Chair: Group CRO.

Composition: senior management members from the Risk, Compliance and Conduct, Financial Accounting and Management Control functions are represented, among others. Senior members of the risk function (CROs) from the Group’s units regularly take part in reporting their risk profiles.

Additionally, each risk factor has it’s own fora, committees and meetings to manage the risks under their control. Among others, they have the following responsibilities:

•  Advice the CRO and the risk control committee that risks are managed in line with the Group’s risk appetite.

•  Carry out and regular monitoring of each risk factor.

•    Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

For certain matters, the Group may establish specific additional governance. For example, following the UK Government decision to leave the EU, the Group and Santander UK set up separate steering committees and working groups to: i) monitor the Brexit process; ii) develop contingency plans; and iii) escalate and take decisions to minimise potential impacts on our business and customers.

In the face of prolonged uncertainty, the Group and Santander UK began, in 2018, to execute the agreed contingency plans to ensure readiness for the withdrawal by the UK from the European Union.

The Group’s relationship with its subsidiaries regarding risk management

Alignment of units with the Group

In all the subsidiaries, the management and control model follows the frameworks established by the Group’s board of directors.

The local units adhere to them by their respective boards. The Group reviews and validates any local adaptations as needed.  The Corporate centre participates in the relevant decision-making through their validation.

This creates a recognisable and common risk management and control model across the Group.

The ‘Group-subsidiary governance model and good governance practices for subsidiaries’ sets up regular interaction and functional reporting by each local CRO to the Group CRO, as well as the participation of the Group in the process of appointing, setting targets, evaluation and remuneration of local CRO’s, in order to ensure risks are adequately controlled by the Group.

To strengthen the relationship between the Group and the units, various initiatives have been taken in order to develop the risk management model across the Group:

•Promote collaboration to accelerate share of best practices to help solve local weaknesses strengthen current processes and boost innovation.

•Talent identification within the risk teams, boosting international mobility (Global Risk Talent Program).

•Advanced Risk Management (ARM): definition and implementation of the risk initiatives, both Group and local, underpinning the transformation aspirations of the risk management and control model of each unit.

Subsidiary committee structures

The ‘Group-subsidiary governance model and good governance practices for subsidiaries’ recommends that each subsidiary should have risk committees and other executive committees, consistent with those already in place in the Group.

The subsidiary governance bodies are structured taking into consideration local requirements, both regulatory and legal, as well as their specific dimension and complexity, in a manner that is consistent with those of the parent company, as established in the internal governance framework.

As part of our role to review the aggregated oversight of all risks, the Group exercises a validation and challenge role with regard to the transactions and management policies of the subsidiaries, insofar as they affect the Group’s risk profile.

For more detail regarding the subsidiaries committees’ structure see chapter Corporate Governance, section 7 ‘Group structure and governance framework’.

Risk culture - Risk Pro

Santander has a strong risk culture known as Risk Pro implemented across the Group, which defines the way in which we understand and manage risks on a day-to-day basis. It is based on the principle that all employees are responsible for risk management.

Further information is available in the Responsible banking chapter, section ‘Risk culture’.

1.2 Social and environmental risk

Social and environmental policies

Santander contributes to sustainable economic growth by promoting the protection and conservation of the environment, and the protection of human rights. This principle of environmental and social responsibility embedded across the Group and decision-making processes. It is for example, reflected in the environmental, social and reputational risk assessments that Santander carries out on its customers and transactions as part of its decision-making processes across the whole Group.

The Group has board approved, sector specific, environmental, social and reputational risk policies covering energy (including coal), mining and metals, soft commodities and defence that are reviewed annually to ensure they follow the best international practices and standards. The policies set out the activities where the Group will not provide financial products and/or services and those where Santander will conduct in-depth analysis to assess their environmental, social and reputational impacts.

Advances to our social and environmental policies is overseen by a working group chaired by the Group Chief Compliance Officer. The working group also assesses any issues with customers and transactions that fall within the scope of the policies and provides an opinion on all relevant matters to corresponding approval committees.

In addition to the above, and since 2009, the Group has applied the Equator Principles to all project finance transactions.

Equator Principles reporting by Santander is available on the Responsible banking chapter, in section ‘Evaluation of environmental risk of financing activities’.

Climate change and the Task Force on Climate-related Financial Disclosures

The Task Force on Climate-related Financial Disclosures (TCFD) of the Financial Stability Board (FSB) has published a series of recommendations for corporate governance, strategy, risk management, metrics and targets in relation to climate change. The implementation of these recommendations will significantly transform how financial institutions identify investment opportunities and manage the risks associated with the changes to international economic activities that are required to address the challenge of climate change.

As a result of the Paris Climate Agreement, governments and regulators across the EU and other countries, where the Group is present, are working on developing and implementing legal rules that will help meet the agreed targets and facilitate the transition to a lower emission economy. Santander is providing input into these consultations and will actively work to implement them in due course.

1.3 Management processes and tools

For risk management and control purposes, the Group has defined several key processes that rely on a series of tools, as follows:

Risk appetite	Risk Identification and Assessment (RIA)
Stress Test	Risk Reporting Framework (RRF)

Risk appetite and structure of limits

In Santander we define risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy in the event of unexpected circumstances.

Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the board for the whole Group. Every main business unit sets its own risk appetite according to the adaptation of the Group methodology and its own circumstances. The boards of the subsidiaries are responsible for approving their respective risk appetite proposals once they have been reviewed and validated by the Group.

The Group shares a common risk appetite model. It sets out the requirements for processes, metrics, governance bodies, controls and standards for implementation across the Group, cascading down management policies and limits to lower levels.

a. Business model and fundamentals of the risk appetite The risk appetite definition is consistent with our risk culture and business model. The main elements that define the business model and underpin the risk appetite are:

•   Medium-low and predictable risk profile based on a diversified business model, focused on retail and commercial banking with internationally diversified activities and strong material market share, as well as a wholesale business model that is centred on customer relationships in the Group’s main markets.

•   Stable and recurrent earnings and shareholder remuneration policy, underpinned by sound capital and liquidity, and diversified sources of funding.

•   Autonomous subsidiaries that are self-sufficient in terms of capital and liquidity, minimising the use of non-operational or shell companies, and ensuring that no subsidiary has a risk profile that could jeopardise the Group’s solvency.

•   An independent Risk function with active involvement of senior management to reinforce a strong risk culture and a sustainable return on capital.

•   Global and holistic view of all risks, through extensive control and monitoring: All risks, all businesses and all countries.

•   Focus on products that the Group knows sufficiently well and has the capacity to manage (systems, processes and resources).

•   A conduct model that protects customers and shareholders.

•   Remuneration policy that aligns the individual interests of employees and executives with the risk appetite, and is consistent with the evolution of the Group’s long-term results.

b. Corporate risk appetite principles

The following principles govern the Group’s risk appetite in all its units:

•   Responsibility of the board and of senior management.

•   Holistic risk view (Enterprise Wide Risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

•   Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/ stress scenarios.

•   Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, unit or business line, as well as through the key risk appetite processes.

•   Coherence across the various units and a common risk language throughout the Group. The risk appetite of each unit of the Group must be coherent with that across the Group.

•   Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

c. Limits structure, monitoring and control

The risk appetite is formulated annually and includes a series of metrics and limits to establish in quantitative and qualitative terms the maximum risk exposure that every unit and the Group as a whole is willing to assume.

Compliance with risk appetite limits is regularly monitored. Specialised control functions report the risk profile adequacy to the board and its committees, on quarterly basis.

Limit breaches and non-compliance with the risk appetite are reported to the relevant governance bodies. An analysis of the causes, an estimation of the duration of the breach and corrective actions proposals are also submitted.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool. The management policies and structure of the limits used to manage the different types and categories of risk have a direct relation with the principles and limits defined in the risk appetite (described in greater detail in this chapter, sections 3.2 ‘Credit risk management’,  4.2 ‘Trading market risk management’ and 4.4 ‘Structural balance sheet risks management’.

Each risk and business area is responsible for verifying that the risk appetite limits and controls used are properly embedded in the day-to-day management. The Risk Control and Supervision function validates the resulting assessment, ensuring that limits conform to the risk appetite.

d. Risk appetite axes and key metrics

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that Santander wants to adopt or maintain in the deployment of its business model, which are described as follows:

•  Volatility of results

To limit the potential negative volatility of the results in the strategic and business plans under stressed conditions.

This axis contains metrics which measure the behaviour and evolution of real or potential losses in the business.

The stress tests, measure the maximum fall in results under adverse conditions with a reasonable probability of occurrence and similar by risk type (thus allowing aggregation).

•  Solvency

Addresses the maintenance of the Entity’s equity, keeping capital above regulatory requirements and market expectations.

It determines the minimum level of capital the Entity requires in order to cope with potential losses under both normal and stressed conditions.

This approach included in the risk appetite model is supplementary to and consistent with the capital objective approved within the Group’s capital planning process.

•  Liquidity

The Group has developed a funding model based on autonomous subsidiaries that are responsible for maintaining their own liquidity needs.

On this basis, liquidity management is conducted by each subsidiary within a corporate framework that develops its basic principles (decentralisation, equilibrium in the medium and long term funding, high weight of customer deposits, diversification of wholesale sources, reduced exposure to short-term financing, sufficient liquidity reserve) and revolves around three main pillars (governance model, balance sheet analysis and measurement of liquidity risk).

Santander’s liquidity risk appetite establishes demanding objectives of liquidity positions and horizons under systemic and idiosyncratic stress scenarios (local and global). In addition, a limit is set for the net stable funding ratio (NSFR), together with a limit on the minimum liquidity coverage position.

•  Concentration

Santander seeks to maintain a diversified risk profile. This is achieved by virtue of Santander’s business orientation to retail banking with a high degree of international diversification.

This axis includes, among others, the individual maximum exposure limits with customers, aggregated maximum exposure with major counterparties, and maximum exposure by activity sectors, in commercial real estate and in portfolios with a high risk profile. Customers with an internal rating lower than investment grade or equivalent, or which have excessive exposure of a certain degree, are also monitored.

•  Non-financial transversal risks

This involves qualitative and quantitative metrics that help monitor exposure to non-financial risks. These include specific indicators for fraud, technological risk, security and cyberrisk, money laundering prevention, regulatory compliance, product governance and customer protection.

Risk identification and assessment (RIA)

The Group carries out the identification and assessment of the different risks that it is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce our risk culture.

In 2018, the approach centred on three main areas: standards control environment review, perimeter completeness by integrating new units, together with the risk performance indicators review and their alignment with the risk appetite.

In addition, the RIA exercise analyses the evolution of risks and identifies areas of improvement:

• Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

• Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.

• Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Group’s risk profile as of December 2018 remains as solid medium-low.

Scenario analysis

We analyse the impact triggered by different scenarios in the environment, in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may impact our risk profile.

Scenario analysis is a robust and useful tool for management at all levels. It enables the Group to assess its resilience in stressed environments or scenarios, and identifies measures to reduce exposure under these scenarios. The objective is to reinforce the stability of income, capital and liquidity.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

• Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Group and external from the market), and simulation models.

• Inclusion of expert judgement and portfolio manager’s know-how.

• Challenge and backtesting of model results to ensure they are adequate.

• Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

The application of these pillars in the European Banking Authority (EBA) stress test, executed and reported bi-annually, has enabled Santander to satisfactorily meet the defined requirements - both quantitative and qualitative - and to contribute to the excellent results obtained by the Group.

For further information on the Stress test result,
please refer to chapter Economic and financial review, in section 3.5 ‘EBA/ECB transparency exercise 2018’.

Uses of scenario analysis

The EBA guidelines establish that scenario analysis should be integrated in the risk management framework and in the Group’s management processes. This requires a forward looking view in risk and strategic management, capital and liquidity planning.

Scenario analysis is included in the Group’s control and management framework, ensuring that any impact affecting the Group’s solvency or liquidity can be rapidly identified and addressed. With this objective, a systematic review of exposure to the different types of risk is included, not only under the baseline scenario but also under various simulated adverse scenarios.

Santander has a map of uses in place to strengthen the alignment of scenario analysis for each risk type, along with the continuous improvement of such uses. The goal is to reinforce the integration among the different regulatory and management exercises.

Scenario analysis forms an integral part of several key processes of the Group:

•  Regulatory uses: stress test scenarios using the guidelines set by the European regulator or by each local supervisor.

•  Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Group’s capital and liquidity.

•  Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Group does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels. For more detail see Risk appetite and structure of limits in section 1.3 ‘Management processes and tools’ above mentioned and section 4.6. Liquidity risk management in this report.

•  Recurrent risk management in different processes/exercises:

•  Budgetary and strategic planning process, in the development of commercial risk admission policies, in the global risk analysis for senior management or in the specific analysis regarding profile of activities or portfolios.

•  Identification of Top risks on the basis of a systematic process to identify and assess all the risks which the Group is exposed to. The Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Group.

•  Recovery plan annually performed to establish the available tools the Group will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events.

•  IFRS9 from 1 January 2018, the processes, models and scenario analysis methodology are included in the new regulatory provision requirements.

For additional details regarding scenario analysis see sections 3.2 ‘Credit risk management,  4.2 ‘Trading market risk management’ and 4.6.’Liquidity risk management’.

In 2018 Santander participated in the United Nations Environmental Program Financial Initiative (UNEP FI) pilot, along with 15 banks, to implement the TCFD requirements. The initiative´s objective was to develop scenarios, models and metrics to enable a scenario-based, forward-looking assessment of climate-related risks and opportunities, as well as contributing to the working group.

The Group specifically focused on direct and indirect transition risks and their impact on its transportation sector wholesale portfolio, based on different scenarios provided within the UNEP FI pilot. The scenarios covered Santander exposures across all geographies, taking into consideration segmentation, sensitivities and model calibration that were selected based on our knowledge of clients.

The key finding from the pilot exercise was that the Santander wholesale portfolio clients are especially resilient to the stress test, including climate-related transition impacts, and are able to adapt to the technological change requirements with limited impact on their credit quality.

The UNEP FI project has brought notable progress to climate risk assessment, but there is still room for improvement in the metrics calculation. Overall, the test highlighted that more granular scenarios would need to be developed to address more sector- specific drivers and more diverse geographical assumptions (e.g. Latin American countries). The model, as it currently stands, is a deterministic model reliant on expert judgement, so its methodology and calibration need to evolve to improve the results and make them comparable between participating banks.

Risk Reporting Framework (RRF)

Our reporting model has strengthened by consolidating the overall view of all risks, based on complete, precise and recurring information that allows the Group’s senior management to assess the risk profile and decide accordingly.

The risk reporting taxonomy contains three types of reports received by senior management on a monthly basis: the Group risk report, the risk reports of each unit, and the reports of each of the risk factors identified in the Group’s General risk corporate framework.

This risk reporting taxonomy has the following features:

•  It covers all significant risk areas. Reports maintain the due balance between data, analysis and qualitative comments, including forward-looking measures, risk appetite information, limits and emerging risks, and they are distributed to senior management.

•  They are suitable for the Group’s subsidiaries structure, combining a holistic view with a deeper analysis for each risk factor.

•  They allow a uniform view, as each subsidiary may define its own reports based on local criteria, in addition to an aggregate view that enables for analysis of risks based on a common definition.

2. Risk map and risk profile

Credit risk	Section 3

 Adequate sector and geographic diversification between mature and emerging markets.

 Consolidation of the improvement trend in the Group’s main credit indicators.

A. Includes gross lending to customers, guarantees and documentary credits.

B. Cost of credit calculated as the percentage of loan- loss provisions twelve months of the average lending

Trading market risk, structural and liquidity risk	Section 4

 Avg. VaR of the trading activity of SCIB remains at moderately low levels, as it is focused on customer services and has geographic diversification.

 Comfortable liquidity position, based on our commercial strength and autonomous subsidiaries model, with a strong weighting of customer deposits and robust liquid asset buffers.

 An appropriate balance sheet structure reduces the impact of interest rates changes on net interest income and equity.

Capital risk	Section 5

 The main capital requirements correspond to credit risk, which is the core business of the Group, with a medium-low risk profile.

 In the adverse scenario of the EBA stress test of November 2018, Santander is the bank with the least CET1 fully loaded destroyed among our European peers.

C. Risk Weighted Assets.

D. 2018 data calculated using the IFRS9 transitional arrangements.

E. Includes counterparty risk, securitisations and amounts below the thresholds for deduction.

Operational risk	Section 6

 Significant reduction in net losses compared to 2017, particularly in the Practices with Customers category.

 Improved risk analysis due to: incorporation of new risk appetite metrics, improvements in the process of determining critical controls and greater integration of operational risk in the Group’s strategic exercises.

 Focus on: fraud risk mitigation, information security and cybersecurity, and supplier control.

Compliance and conduct risk	Section 7

 Completion of the three-year strategic program, with the implementation of a series of initiatives.

 Digitalisation of the main processes of corporate operations, annual compliance program, product governance, Code of conduct in the securities market and operations with reputational risk validation.

 Promoting online collaboration with platforms and structured spaces for the exchange of information, money laundering and terrorism financing alert management optimisation..

 Deployment of the Regulatory Radar governance in the Group and units to support the monitoring of the new regulations.

 Implementation of a specific compliance program for GDPR and MiFID II in the Group’s units.

 Consolidation of the supervision model regarding market abuse, reporting and escalation of events.

Model risk	Section 8

 Supervisors and internal auditors focus on IRB and IMA regulatory models.  A strategic project has been launched, model risk management 2.0 (MRM 2.0), to reinforce our model risk management.

Strategic risk	Section 9

 The management model pursues a correct monitoring and control of strategic across the Group and its subsidiaries.

 Potential threats that may affect the strategic objectives are identified and assessed to take necessary mitigation actions.

The following sections detail the risk profile of the Group by risk factor. This risk profile might be affected by the macroeconomic, regulatory and competitive environment in which the Group performs its activities.

Further information can be found in the Economic and financial review chapter, section 1 ‘Economic, regulatory and competitive environment’.

The financial information is based on the aggregation of figures for the different geographical areas and business units within the Group. This information relates both to accounting data and those provided by the management information systems. In all cases, the same general principles are applied as those used in the Group.

The businesses included in each of our geographical segments and the accounting principles applied may differ from those used in the financial information prepared and disclosed by our subsidiaries which, by name or geographical description, may appear to correspond to the business areas contemplated in this report. Therefore, the results and trends shown here for our business areas may differ significantly from those of such subsidiaries.

The notes to the consolidated financial statements contain additional information regarding the Group’s risks and other relevant information regarding provisions, litigation and other matters, including tax risks and litigation.

3. Credit risk

3.1  Introduction

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Group has either directly provided credit or for which it has assumed a contractual obligation.

3.2  Credit risk management

The credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group’s transactions. It considers a holistic view of the credit risk cycle including the transaction, customer and portfolio view. Both business and risk areas, together with the senior management participate in the management process.

The identification of credit risk is a key component for the active management and effective control of portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted.

Planning

Planning allows to set business targets and define specific action plans, within the risk appetite established by the Group. These targets are met by assigning the necessary means (models, resources, systems).

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The SCPs are prepared jointly by the Commercial and Risk areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn.

SCP management integration provides an updated view on the credit portfolios quality, allows to measure credit risk, perform internal controls and periodic monitoring of planned strategies, anticipate deviations and identify significant changes in risk and its potential impact, as well as corrective actions.

The SCPs approval corresponds to the risk executive committee or equivalent body of each entity previous to its validation at Group level in the corporate risk executive committee. The periodic monitoring of SCPs is carried out by the same bodies that approve and validate them.

The process pursues the SCPs alignment with the capital objectives of the Group’s units.

Assessment of the risk and credit rating process

In order to assign a rating that reflects the credit quality of the customer, the Group uses valuation and parameter estimation models in each of the segments where it operates: SCIB (Santander Corporate & Investment Banking: sovereigns, financial institutions and large corporates), commercial banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers which are monitored and controlled to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

1

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst’s expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (treated on an individual basis) segments.

2	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision-making.

Parameter estimation models are obtained through econometric statistical models, internally developed, based on historical loss and default of the portfolios for which they are developed and used to calculate the economic and regulatory capital, and the IFRS9 provision of each portfolio.

Periodic model monitoring and evaluation is carried out, assessing among others, the adequacy of its use, its predictive capacity, correct performance, and level of granularity. In the same way, the existence and compliance of the policies corresponding to each and every segment is verified (these policies enable the execution of business plans defined under the approved risk appetite).

The resulting ratings are regularly reviewed, incorporating the latest available financial and other information. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or through automatic warnings in the systems.

Limits, pre-classifications and pre-approvals definition

The connection between the credit risk appetite of the Group and management of the credit portfolios is implemented through the SCPs, which define the portfolio and new originations limits to anticipate the portfolio risk profile. The cascading down of the Group’s risk appetite framework credit risk metrics, strengthens the existing control over credit portfolios.

We have processes that determine the risk that the Group is able to assume with each customer. These limits are set jointly by the business and risk areas and have to be approved by the executive risk committee (or committees to which it has delegated such authority) and reflect the expected results of the business in terms of risk-return.

There are different limit models depending on the segment:

•  Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit equivalent risk (CER). It includes the actual and expected risk with a customer based on its usual transactions, always within the limits defined in the risk appetite and established credit policies.

•  Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference point in the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of a senior analyst or committee.

•  For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

Mitigation actions

As a general rule, from a risk admission point of view, the concession criteria are linked to the payment capacity of the borrower to comply with the total of the assumed financial obligations – this does not imply an impediment to requiring a higher level of real or personal guarantees.

The payment capacity will be evaluated based on the funds or net cash flows from the customer´s businesses or usual sources of income, without depending on guarantors or assets given as collateral. Such guarantors or assets should always be considered, when evaluating the approval of the transaction, as a second and exceptional way of recovery in case the first has failed.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction for the purpose of mitigating the loss due to a breach of the payment obligation.

Mitigation techniques implementation follow the minimum requirements established in the Guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

In Santander we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

• Personal guarantees

• Guarantees from credit derivatives

• Real guarantees

Effective guarantees are those real and personal guarantees for which its effectiveness as a credit risk mitigant is proved and whose valuation complies with the established policies and procedures. The analysis of the effectiveness of the guarantees must take into account, among others, the necessary time for the execution and ability to enforce the guarantees.

Scenario analysis

As described in Scenario analysis in section 1.3 ‘Management processes and tools’, credit risk scenario analysis enables senior management to better understand the portfolio evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of capital provisions for stress scenarios.

Scenario analysis is applied to all of the Group’s significant portfolios, usually over a 3-year horizon. The process involves the following main stages:

• Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios). A global stress scenario is a world crisis situation that impacts each of the countries in which the Group operates. In addition, a local stress scenario impacts in an isolated way some of the main units with a greater degree of stress than the global stress scenario.

These scenarios are defined by the Group’s Research department in coordination with each unit, using figures published by leading international institutions as a benchmark.

All scenarios are backed by a rationale and are verified and reviewed by all areas involved in the simulation process.

• Determination of risk parameters value (probability of default, loss given default, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

The forecasting models follow the same development, validation and governance cycles as other internal models of the Group. They are subject to regular backtesting and recalibration to ensure they correctly capture the relationship between macroeconomic variables and the risk parameters.

• Adaptation of the projection methodology to IFRS9, with an impact on the estimation of the expected loss in each of the IFRS9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, provisions, allowances, etc.).

• Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in different scenarios and compared to previous years.

• Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.

• Likewise, the process is completed with a set of controls and backtesting that ensure the adequacy of metrics and calculations.

The entire process takes place within a corporate governance framework, and is adapted to the growing importance of this framework as well as market best practices, assisting the Group’s senior management in gathering knowledge for decision-making.

Monitoring

Monitoring business performance on a regular basis, and comparing performance against agreed plans is a key risk management activity.

All customers must be monitored on an ongoing and holistic manner that enables the earliest possible detection of any incidents that may arise impacting the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative impact for the Group.

In this monitoring, the consideration of forecasts and transactions characteristics throughout its life, is assured. It also takes into consideration any variations that may have occurred in the classification and its adequacy in the moment of the review.

Monitoring is carried out by local and global Risk teams, supplemented by Internal Audit. It is based on customer segmentation:

• In the SCIB segment, monitoring, in the first instance, is a direct function of both the commercial manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This function allows that an up-to-date view of the customers’ credit quality is always available and allows anticipating situations of concern and taking the necessary actions.

• In the commercial banking, institutions and SMEs with an analyst assigned, the function consists in identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

• In the individual customers, businesses and SMEs with low turnover segments monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

During 2018, the Group’s Customer watch list policy was replaced with a new Santander customer assessment note monitoring system (SCAN) that will be implemented in the Group’s units during 2019.

The Group’s SCAN system aims to establish the level of monitoring, policies and specific actions for all customers with individualised treatment, based on their credit quality and their particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, in a dynamic manner, with a specific manager and an established periodicity.

In addition to customers’ credit quality monitoring, Santander establishes the control procedures needed to analyse portfolios and their performance, as well as possible deviations regarding planning or approved alert levels.

The function establishes as main axes, the control by countries, business areas, management models, products, among others, facilitating early detection of specific attention points, as well as preparing action plans to correct any deteriorations.

Portfolio analysis permanently and systematically controls the evolution of credit risk with regard to budgets, limits and benchmark standards, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish measures to bring the risk portfolio profile and volumes within the parameters set by the Group and in line with its risk appetite.

Recovery and collections management

Recovery activity is a significant element in the Group’s risk management. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the different countries, taking always into account the local particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

Recovery has been aligned with the socio-economic reality of the Group’s countries and different risk management mechanisms are used with adequate prudential criteria considering unpaid debt conditions.

The Recoveries area directly manage customers, where sustained value creation is based on effective and efficient collection management. The new digital channels are becoming increasingly important in recovery management, developing new forms of customer relations.

The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.

Recovery management is divided into four phases: in arrears, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, write-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce these assets, such as portfolios or foreclosed assets sales. Therefore, the Group is constantly seeking alternative solutions to juridical processes for collecting debt.

In the write-off loans category, debt instruments are included, whether due or not, for which, after an individualised analysis, their recovery is considered remote due to a notorious and unrecoverable impairment of the solvency of the transaction or the holder. Classification in this category involves full or partial cancellation of the gross carrying amount of the loan and it’s derecognition, which does not mean that the Group interrupts negotiations and legal proceedings to recover its amount.

The Group employs specific policies for recovery management that include the principles of the different recovery strategies, while always ensuring the required rating and provisions are maintained and these policies have been updated with IFRS9 implementation, where the most significant change relates to the classification of transactions and the provisions calculation.

In countries with a high exposure to real estate risk, the Group has efficient sales management instruments that enable to maximise the recovery and reduce balance sheet stock.

Forborne portfolio

The Group has an internal Forbearance policy which acts as a reference for the different local transpositions of all its subsidiaries and shares the principles established by the regulation and the applicable supervisory expectations. This policy includes the requirements arising from the implementation of IFRS9.

This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations. If the modification was not made, it would be reasonably certain that the customer would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and monitoring. Therefore, the forborne transaction must be focused on recovery of the amounts due and the payment obligations must be adapted to the customer’s actual situation and, in addition losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policy defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as non-performing or in watch-list for a prudential period of time (aligned with Regulation EU 680/2014) to attain reasonable certainty that repayment capacity can be recovered.

The forborne portfolio stood at EUR 41,234 million at the end of December. In terms of credit quality, 49% is classified as non-performing loans, with average coverage of 53% (26% of the total portfolio).

Key figures of forborne portfolio

EUR million

	2018	2017	2016
Performing	20,877	27,661	29,771
Non-performing	20,357	20,044	18,689
Total Forborne	41,234	47,705	48,460
% CoverageA	26%	24%	23%

A. Total loan-loss allowances/total forborne portfolio.

Regarding its evolution, the Group’s forborne portfolio decreased by 13.6% in 2018, in line with the trend of previous years.

3.3 Key metrics

Changes in perimeter

Banco Popular

On 7 June 2017, the Group acquired Banco Popular (Popular) and its results and balance sheet were disclosed in the Banco Popular unit.

In this chapter, Popular results and balance sheets, both from 2017 and 2018, are allocated to the different geographical areas of the Group (unless stated otherwise), mainly Spain, Portugal and Spain real estate activity.

Deutsche Bank Polska

In Poland, a country with one of the highest growth rates in Europe, we have concluded the acquisition of Deutsche Bank Polska retail portfolio (of approximately EUR 4,500 million), thus reinforcing our position as one of the main banks in the country.

2018 general performance

Risk is diversified among the main regions where the Group operates: Continental Europe (45%), United Kingdom (27%), Latin America (18%) and the United States (10%), with an adequate balance between mature and emerging markets.

The evolution up to December 2018, credit risk with customers increased by 4% vs. 2017, considering the same perimeter, mainly due to the United States, United Kingdom, and Mexico. Growth in local currency was generalised across all units with the exception of Spain and Portugal.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73% (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00% (7 bp less than the previous year).

Total loan-loss allowances were EUR 24,061 million, bringing the Group’s coverage ratio to 67%, taking into consideration that 62% of the Group net customer loans are secured. It is important to bear in mind that the coverage ratio is affected downwards by the weight of mortgage portfolios (particularly in the UK and Spain), as lower provisions are required due to the existing collateral, which mitigates potential losses.

The tables below show the main metrics performance related to credit risk derived from our activity with customers:

Main credit risk performance metrics from our activity with customers

Dec. 2018 data

	Credit risk with customersA (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	429,454	424,248	331,706	22,537	24,674	19,638	5.25	5.82	5.92
Spain	239,479	251,433	172,974	14,833	15,880	9,361	6.19	6.32	5.41
Santander Consumer Finance	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	39,394	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42
UK	262,196	247,625	255,049	2,755	3,295	3,585	1.05	1.33	1.41
Latin America	171,898	167,516	173,150	7,461	7,464	8,333	4.34	4.46	4.81
Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49
US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28
SBNA	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
SC USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84
Total Group	958,153	920,968	855,510	35,692	37,596	33,643	3.73	4.08	3.93

	Coverage ratio (%)			Net ASRB provisions (EUR million)			Cost of credit (%/risk)[c]
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	52.2	54.4	60.0	1,399	1,109	1,342	0.36	0.31	0.44
Spain	45.0	46.8	48.3	728	603	585	0.33	0.30	0.37
Santander Consumer Finance	106.4	101.4	109.1	360	266	387	0.38	0.30	0.47
Portugal	50.5	62.1	63.7	32	12	54	0.09	0.04	0.18
Poland	67.1	68.2	61.0	161	137	145	0.65	0.62	0.70
UK	33.0	32.0	32.9	173	205	58	0.07	0.08	0.02
Latin America	97.3	85.0	87.3	4,567	4,972	4,911	2.95	3.15	3.37
Brazil	106.9	92.6	93.1	2,963	3,395	3,377	4.06	4.36	4.89
Mexico	119.7	97.5	103.8	830	905	832	2.75	3.08	2.86
Chile	60.6	58.2	59.1	473	462	514	1.19	1.21	1.43
Argentina	135.0	100.1	142.3	231	159	107	3.45	1.85	1.72
US	142.8	170.2	214.4	2,618	2,780	3,208	3.27	3.42	3.68
SBNA	122.1	102.2	99.6	108	116	120	0.24	0.25	0.23
SC USA	154.6	212.9	328.0	2,501	2,590	2,992	10.01	9.84	10.72
Total Group	67.4	65.2	73.8	8,873	9,111	9,518	1.00	1.07	1.18

A. Includes gross loans and advances to customers, guarantees and documentary credits.

B. Recovered write-off assets (EUR 1,558 million).

C. Cost of credit = loan-loss provisions twelve months/average lending.

Key figures reconciliation

The 2018 consolidated financial statements details the customer loans portfolio, both gross and net of funds. Credit risk also includes off-balance sheet risk. The following table shows the relation between the concepts that comprise these figures:

A. Includes gross loans and advances to customers, guarantees and documentary credits.

B. Before loan-loss allowances.

Geographical distribution and segmentation

The Group’s risk function is organised on the basis of three types of customers:

•	Individuals: includes all individuals, except those with a business activity. This segment is, in turn, divided into sub-segments by income levels, which enables risk management by customer type.

Mortgages to individuals represent approximately 36% of the Group net customer loans. These mortgages are focused in Spain and the UK, and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

•	SMEs, commercial banking and institutions: includes companies and individuals with business activity. It also includes public sector activities in general and private sector non-profit entities.

•

Santander Corporate & Investment Banking (SCIB): consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined based on a full analysis of the company (business type, level of geographic diversification, product types, volume of revenues it represents for the Group, etc.).

The following chart shows the distribution of credit risk on the basis of its management model (includes gross loans and advances to customers, guarantees and documentary credits):

Taking into consideration the aforementioned segmentation, the geographical distribution and situation of the portfolios is shown in the following charts:

EUR million

Total

Individuals

SMEs, Commercial Banking and Institutions

SCIB

A. Proxies applied for 2017 data.

The key figures by geographical area are commented below:

•	Continental Europe

•	In Spain[1], the NPL ratio dropped to 6.19% (-13 bp compared to 2017), due mainly to the better performance of the portfolio, the normalisation of several restructured positions and portfolio sales.

•	In Portugal, recoveries and distressed portfolio sales allowed for the reduction of the non-performing loans, placing the NPL ratio at 5.94% (-157 bp vs. 2017).

•

In Poland, the downward trend of the NPL ratio continued, placing it at 4.28% (-29 bp vs. 2017), thanks to a proactive management of the non-performing portfolio through portfolio sales, as well as the incorporation of the new retail portfolio from Deutsche Bank.

•	In Santander Consumer the NPL ratio was 2.29% (-21 bp in the year), due to good overall performance of the portfolios in general, across all its geographies.

•

United Kingdom[2] reduced its NPL ratio, standing at 1.05% (-28 bp in the year) due to the good performance of all segments in general, as well as the single names management in the Corporates portfolio. The coverage ratio remained stable at 33%, thanks to the significance proportion of secured loans with real guarantees.

•	Latin America:

•

Brazil[3], thanks to the robustness of its risk management model, as well as the proactive policies applied in the retail portfolios, the NPL ratio decreased to 5.25% (-4 bp compared to the end of 2017). The coverage ratio was 107% (+14 pp in the year), due to the implementation of IFRS9.

•

Chile reduced its NPL ratio to 4.66% (-30 bp in the year) thanks to the good performance in non-performing loans, mainly in individuals, together with a significant growth in exposure that benefited from the country’s favourable macroeconomic situation reflected in the country’s main indicators.

•	In Mexico the NPL ratio fell to 2.43% (-26 bp in the year), mainly due to the normalisation of the Individuals segment performance.

•

In Argentina the NPL ratio increased up to 3.17% (+67 bp in the year) due to the difficult economic situation of the country, which is affecting especially the Individuals segment. An action plan is already in place begin to show positive results. The coverage ratio improves to 135% due to provisions increases made in certain economic groups as a preventive measure against the country´s macroeconomic deterioration.

•	In the United States[4] the NPL ratio stood at 2.92% (+13% in the year) with the coverage ratio remaining at high levels, at 143%.

•

At Santander Bank N.A. the NPL ratio was 0.88% (-33 bp in the year), due to the proactive management of certain exposures, the favourable evolution of the macroeconomic environment, is reflected in the credit risk profile improvement of the corporates portfolio and the good performance of the individual portfolio.

•	In SC USA the NPL ratio was 7.73%, mainly due to the maturity of those loans that were forborne in 2017 which included the support to customers affected by hurricane season.

Amounts past due (performing loans)

Amounts past due by three months or less represented 0.34% of total credit risk with customers. The following table shows the structure at 31 December 2018, classified on the basis of the first maturity:

Amounts past due. Maturity detail

EUR million
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to credit institutions	14	1	-
Loans and advances to customers	2,023	629	617
Public administrations	5	-	-
Other private sector	2,018	629	617
Debt instruments	-	-	-
TOTAL	2,037	630	617

Impairment of financial assets

The main change in determining the financial assets hedge due to their impairment is that the new accounting standard, IFRS9, introduces the concept of expected loss compared to the previous model of incurred loss.

The IFRS9 impairment model applies to financial assets valued at amortised cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

The portfolio of financial instruments subject to IFRS9 is divided into three categories, or stages, depending on the status of each instrument in relation to its level of credit risk.

•

Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following twelve months from the reporting date.

•	Stage 2: if there has been a significant increase in risk since the date of initial recognition but the impairment event has not

1.Does not include real estate activity. Further information is available in section 3.4 ‘Detail of main geographies’ - Spain.

2.More information available in section 3.4 ‘Detail of main geographies’ - United Kingdom.

3.More information available in section 3.4 ‘Detail of main geographies’ - Brazil.

4.More information available in section 3.4 ‘Detail of main geographies’ - United States.

materialised, the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument

•

Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

The following table shows the credit risk exposure by each of these stages exposure by geography:

Exposure by stage and by geography

EUR million

	Stage 1	Stage 2	Stage 3	TotalA
Continental Europe	373,675	20,877	22,529	417,082
Spain	199,457	13,128	14,833	227,419
SCF	90,878	4,715	2,241	97,833
Portugal	34,086	1,974	2,279	38,340
Poland	28,187	1,060	1,312	30,559
UK	243,419	12,958	2,755	259,132
Latin America	154,387	9,523	7,461	171,370
Brazil	74,184	5,472	4,418	84,074
Mexico	31,371	1,184	822	33,378
Chile	37,085	2,259	1,925	41,268
Argentina	5,072	381	179	5,631
US	73,719	9,927	2,684	86,330
SBNA	47,394	3,021	450	50,866
SC USA	17,903	6,470	2,043	26,417
Total Group	845,200	53,285	35,670	934,155

A. Excluding EUR 23,998 million from balance not subject to impairment accounting.

In addition, the amount due to the impairment provision reflects the expected credit risk losses over the expected residual life in those financial instruments Purchased or Originated Credit Impaired (POCI).

The evolution of the financial instruments with effective signs of impairment (stage 3) are shown below:

Non-performing loans evolution according to constituent item

EUR million

A. Includes EUR 22 million of NPL not subject to impairment accounting.

2016 - 2018 NPL evolution

	2016	2017	2018
NPL (start of period)	37,094	33,643	37,596
Stage 3	-	-	37,571
NPL not subject to impairment accounting	-	-	25
Net entries	7,362	8,269	10,910
Perimeter	734	10,032	177
FX and others	1,211	(826)	(318)
Write-off	(12,758)	(13,522)	(12,673)
NPL (end of period)	33,643	37,596	35,692
Stage 3	-	-	35,670
NPL not subject to impairment accounting	-	-	22

Allowances evolution according to constituent item

EUR million

2016 - 2018 allowances evolution

	2016	2017	2018
Allowances (start of period)	27,121	24,835	24,529
For impaired assets	17,706	15,466	16,459
For other assets	9,414	9,369	8,070
Gross provision for impaired assets and write-downs	11,045	11,607	10,300
Provision for other assets	52	(881)	121
FX and other	(625)	2,490	1,784
Write-off	(12,758)	(13,522)	(12,673)
Allowances (end of period)	24,835	24,529	24,061
Stage 1 and 2	-	-	8,913
Stage 3	-	-	15,148

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GDP, house pricing, unemployment rate, etc.).

In estimating the parameters used for impairment provisions calculation (EAD, PD, LGD and discount rate), the Group leverages its experience in developing internal models for calculating parameters for regulatory and internal management purposes. The Group is aware of the differences between such models and regulatory requirements for provisions. As a result, it has focused on adapting the development of its IFRS9 impairment provisions models to such requirements.

•

Determination of significant increase in risk: for the purpose of determining whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into stage 2, the Group considers the following criteria:

•

Quantitative criteria: changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

For the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines and ensuring a consistent interpretation across all geographies.

•

Qualitative criteria: in addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g. over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and policies that are currently in force.

The use of these qualitative criteria is complemented with the application of expert judgement.

•

Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations. The Group is currently working to adapt the definition of default under new standard (EBA Guidelines on the application of the definition of default under Article 178 of the CRR), according to the scheduled plan.

•

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

The Group already uses forward looking information in internal management and regulatory processes, incorporating several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

•

Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g. credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

•

Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognised through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

3.4 Detail of main geographies

United Kingdom

Portfolio overview

Credit risk with customers in the UK amounted to EUR 262,196 million as of December 2018, which means an increase, of 6% compared to year-end 2017 (increase of 7% in local currency), and representing 27% of the Group’s total loans portfolio.

The NPL ratio fell to 1.05% at the end of December (-28 bp compared to year-end 2017), thanks to the good macroeconomic environment and the application of prudent policies, within the risk appetite framework. Therefore, the amount of non-performing loans decreased by 16%, following the trend observed in previous years, thanks to the good performance of the portfolios and the management of single names in the Companies segment.

Santander UK portfolio is divided into the following segments:

Portfolio segmentation

Due to its relevance, not only for Santander UK, but also for the entire credit risk exposure of the Group, it is noteworthy the portfolio of mortgage loans to individuals, detailed below.

Mortgage portfolio

This portfolio at the end of December 2018 amounted to EUR 176,581 million (2.1% growth in the year). It consists of residential mortgages granted to new and existing customers, and all are first mortgages. There are no transactions that entail second or successive liens on mortgaged properties.

The real estate market has shown strong resilience with over 1.3% price growth in the year and a stable number of transactions.

Geographically, credit exposures are predominantly concentrated in the south east area of the UK and, particularly, in the metropolitan area of London.

Geographical concentration

Dec. 18 data

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.

The distribution of the portfolio by type of borrower is shown in the chart below:

Mortgage portfolio loan type

EUR million

A. First time buyer: customers who purchase a home for the first time.

B. Home mover: customers who change houses, with or without changing the bank granting the loan.

C. Remortgage: customers who switch the mortgage from another financial entity.

D. Buy to let: houses bought for renting out.

Santander UK offers a wide range of mortgage products that are aligned with its policies and risk limits. The characteristics of some of them are described below:

•

Interest only loans (32%)[5]: the customer pays the interest every month and repays the capital at maturity. An appropriate repayment vehicle such as a pension plan, mutual fund, etc. is required. This is a common product in the UK market for which Santander UK applies restrictive policies in order to mitigate inherent risks. For example: a maximum loan to value (LTV) of 50%, more stringent approval criteria and assessment of payment capacity, simulating the repayment of capital and interest instead of just interest.

•

Flexible loans (8%): the contract for this type of loan enables the customer to modify their monthly payments or make additional drawdowns of funds up to a previously pre-established limit, under various conditions.

•

Buy to let (5%): buy to let mortgages (purchase of a property to rent out) account for a small percentage of the total portfolio, with approval subject to strict risk policies. In December 2017, these represented approximately 8% of total underwriting and 4% of the remaining portfolio.

The good performance of the mortgage portfolio is reflected in the NPL ratio, which remained moderate at 1.21% at the end of December (+8 bp regarding the previous year). Thanks to the application of prudent admission policies an affordability rate of

5. Percentage calculated for loans with total or some interest only component.

the new production is maintained at 3.24 compared to 3.16 the previous year, with a reduced volume of foreclosed properties, which in December 2018 amounted to EUR 25.2 million, 0.02% of total mortgage exposure.

These policies have also allowed the simple average LTV of the portfolio to stand at 42% and the average weighted LTV at 39%. The proportion of the portfolio with LTV between 85% and 100% is at low levels, around 4%.

The following charts show the LTV structure for the stock of residential mortgages as of December 2018:

Loan to ValueA

A. Loan to value: relation between the amount of the loan and the appraised value of the property. Based on indices.

The credit risk policies currently used explicitly forbid loans regarded as high risk (subprime mortgages) and establish strict requirements for credit quality, both for transactions and for customers. For example, since 2009 mortgages with a loan-to-value of more than 100% have not been allowed.

Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the Real estate unit, which is discussed subsequently in more detail) amounted to EUR 239,479 million (25% of the Group’s total), with an adequate level of diversification by both product and customer segment.

In a context of lower economic and credit growth, new loans continue to increase, especially in SMEs and Corporates. The total credit risk decreased by 4.8% in annual terms, mainly due to the lower financing to public administrations, wholesale banking and an amortisation rate even higher than the growth of new production in individuals. Within the commercial banking segment, SMEs consolidate the growth trend initiated in previous years.

Credit risk by segmentA

Dec. 2018 data

	2018	2017	2016	Var 18/17
Total credit riskA	239,479	251,433	172,974	(4.8%)
Household mortgages	60,908	62,039	46,213	(2%)
Other credit for individuals	25,170	27,372	16,614	(8%)
Business Portfolio	137,296	143,668	96,082	(4%)
Public Administrations	16,105	18,353	14,065	(12%)

A. In 2017 and 2018 B.Popular is integrated.

B. Including guarantees and documentary credits.

The NPL ratio for the total portfolio was 6.19%, 13 bp less than in 2017. The decrease in lending (which increased the NPL ratio by 31 bp) was offset by the better NPL figure (which reduced the ratio by 44 bp). This improvement was mainly due to a better performance of the credit portfolio, the cure of several restructured positions and portfolio sales.

NPL and coverage ratio

%

The more relevant portfolios are described in the following subsections.

Residential mortgages

Residential mortgages in Santander Spain amounted to EUR 61,453 million, representing 26% of total credit risk. 99% of which have a mortgage guarantee.

Residential mortgagesA

EUR million

	2018	2017	2016
Gross Amount	61,453	62,571	46,858
Without mortgage guarantee	545	532	645
With mortgage guarantee	60,908	62,039	46,213
of which non-performing loans	2,425	2,511	1,796
Without mortgage guarantee	54	147	27
With mortgage guarantee	2,371	2,364	1,769

A. Excluding SC Spain mortgage portfolio (EUR 1,837 million in 2018 with doubtful debt of EUR 68 million).

The NPL ratio of mortgages granted to households to acquire a home was 3.89%, remaining at levels similar to previous years below 3.9%.

NPL ratio, residential mortgages

%

The portfolio of mortgages granted to acquire homes in Spain have characteristics that maintain its medium-low risk profile which limits the expectations of a potential additional deterioration:

•	Principal is repaid on all mortgages from the start.

•	Early repayment is common so the average life of the transaction is well below that of the contract.

•	High quality of collateral concentrated almost exclusively in financing the first home.

•	Average affordability rate stood at 28%.

•	83% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

•

All customers applying for a residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan instalments taking into consideration other income that the customer may receive. In addition, the analyst must assess if the customer’s income will be stable over the term of the loan.

A. Debt to income: relation between the annual instalments and the customer’s net income.

B. Loan to value: percentage indicating the total risk/latest available house appraisal.

Business portfolio

Credit risk assumed directly with SMEs and corporates (EUR 137,296 million) represent the main lending segment in Santander Spain (57% of the total).

Most of the portfolio corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The portfolio is highly diversified, with no significant concentrations by activity sector.

The NPL ratio for this portfolio stood at 6.36% in 2018, 49 bp lower than in 2017, due to better performance, normalisation of several restructured positions and portfolio sales.

Real estate activity

The Group manages the real estate activity in Spain in a separate unit, which includes the loans from clients with activity mainly in real estate development, and who have a specialised management model, holdings in real estate companies and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets, which at the end of 2018 stood at a total of 9,282 EUR billion, representing 2% of assets in Spain and less than 0.6% of Group assets. Assets decreased by 13% during 2018, with the following evolution in credit exposures and foreclosed assets (run-off):

•	Net credits amount to approximately EUR 900 million, with a 29% reduction during 2018 and with a coverage ratio of 41%.

•	Net real estate assets (foreclosed and rental assets) were EUR 2,617 billion, with a 9% reduction vs. 2017, and a coverage ratio of 59%.

Credit and foreclosed gross exposure followed the trend begun in previous years and presents a decrease of 80% between 2008 and 2018. Additionally, the Group reached an agreement to sell properties for EUR 1,535 million. This transaction is expected to be finalised by the first quarter of 2019.

Real estate portfolio evolution

EUR million. Dec. 2018 data

	2018	2017
Gross Value	9.282	10.620
Allowances	4.638	5.318
Net value	4.644	5.302
Foreclosed	2.617	2.879
Rental assets	1.154	1.199
Real estate loans	873	1.224

United States

Credit risk at Santander US increased to EUR 92,1526 million at the end of December (representing 10% of the Group’s total), is made up of the following business units:

In 2018, Santander US credit lending continued to grow (+19%), after the reduction of non-core portfolios. The most significant increases are registered in the consumer portfolio (auto) of SBNA and SC USA, as well as in the wholesale banking business of SBNA and SIS.

NPL ratio and cost of credit remain at moderate levels, 2.92% (+13 bp in the year) and 3.27% (-15 bp in the year), respectively. The performance details of Santander US main units are set out below.

Santander Bank N.A.

Santander Bank N.A. business is focused on retail and commercial banking (83%), of which 35% is with individuals and approximately 65% with corporates. One of the main strategic goals is to continue to enhance the wholesale banking business (17%).

Lending has increased by 15% over 2018, being wholesale banking and consumer (auto) the segments with higher growth. The sale of non-core assets continues and the proportion of secured lending remains above 60%.

The NPL ratio continues to decline, standing at 0.88% (-33 bp in the year) in December. This reduction is explained by a proactive management of certain exposures and the favourable macro development showed in the improvement of customer’s credit risk profile in corporates and individuals portfolios. The cost of credit remains at stable levels of 0.24% despite the increase in some segment’s coverage ratios.

Non-Performing Loans Ratio (SBNA)	Coverage Ratio (SBNA)	Cost of credit (SBNA)
%	%	%

6. Includes EUR 9.5 million of SH USA investment.

Santander Consumer USA

The risk indicators for SC USA are higher than those of the other United States units and the Group, due to the nature of its business, which focuses on auto financing through loans and leasing (97%), seeking the optimisation of the returns associated to the risk assumed. SC USA´s lending also includes a smaller personal lending portfolio (3%).

In 2018, new loan and leasing production showed growth of more than 20% and 60% regarding year-end 2017, mainly supported by the commercial relationship with the Fiat Chrysler Automobiles (FCA) group, the “Chrysler Agreement”, which dates back to 2013, maintaining the quality standards for approval.

Under the Chrysler Agreement, FCA has the option to acquire, for fair market value, an equity participation in the business offering and providing financial services contemplated by the Chrysler Agreement

In June 2018, SC USA announced that it was in exploratory discussions with FCA regarding the future of FCA’s U.S. finance operations after FCA had announced its intention to establish a captive U.S. auto finance unit and indicated that acquiring SC’s FCA-related business was one option it would consider. These exploratory discussions cover a range of options on how to optimize the existing contract and other longer-term arrangements. While a significant change in the business relationship could affect SC USA’s and SH USA’s operations adversely, FCA has not delivered a notice to exercise its equity option and SC USA and FCA continue to operate under the existing arrangements.

The NPL rate, however, increased to 7.73%, mainly due to the maturity of those loans forborne in 2017, which included the support to customers affected by hurricane season. The cost of credit, at the end of December stood at 10.01% (+17 bp in the year), due to the average investment lower growth as a result of the vintages amortisation from high production exercises (2015), partially mitigated by the increase in recoveries efficiency and the positive evolution of the used car price. The coverage ratio remains at high levels, 155%.

The leasing portfolio - business carried out exclusively under the FCA agreement and focused on customers with high quality credit profiles- grew by 41% in the year, to EUR 13,309 million, providing stable and recurring earnings. The management and mitigation of the residual value7 remains a priority, at the end of December the mark-to-market of this vehicles stood in line with the balance sheet value.

Non-performing loans ratio (SC USA)	Coverage ratio (SC USA)	Cost of credit (SC USA)
%	%	%

7. Leasing residual value: difference between the estimated residual vehicle value at the contract signature and the real vehicle value at the end of the contract.

Brazil

Improvement in the macro indicators with respect to the previous year, with a GDP growth owing to the increase in private consumption and firm’s investment, driven in a great measure by the reduction in interest rates (SELIC), with minimum historical levels, and the boost from exports arising from the depreciation of the Brazilian real. Additionally, expectations for the next years are optimistic, and macro indicators are expected to continue improving, with a gradual normalisation of interest rates.

Credit risk in Brazil amounts to EUR 84,212 million, representing an increase of 1.4% vs. 2017 and largely due to the depreciation of the Brazilian currency, excluding the exchange rate effect, recorded growth is 13%. Santander Brazil therefore accounts for 9% of the Group’s lending.

Santander Brazil is adequately diversified and has an increasingly marked retail profile, with more than 60% of loans extended to individuals, consumer financing and SMEs.

This increase was more pronounced in retail segments with a more conservative risk profile, within prudential framework of risk growth assumption, but at the same time boosting customer relationship and loyalty, as well as business attracted through digital channels, where an important increase has been recorded during the last year.

In the individuals’ loan segment, market share has increased in profitable products. It is noteworthy the growth in payroll discount loans through the Olé Consignado brand, in addition to credit cards and the mortgage loan portfolio. At the same time, the Financiera unit has reported a stronger position than its competitors, reaching 25% of market share.

In the SME segment it is noteworthy the increase of Adquirência, and to a lower extent, rural loans, which have a low risk profile.

Lastly, the Corporate and SCIB portfolios, both with considerable exposures in US dollars, led more conservative growth, due to the impact of the Brazilian real deprecation against the US dollar.

The leading indicators for the credit risk profile of new loans (vintages) are continuously tracked. These are shown below, confirming the Group’s resilience and prudence in risk management operates. The vintages show transactions over 30 days in arrears at three and six months respectively from their origination date, in order to anticipate any possible portfolio deterioration. This enables the Group to define corrective actions if any deviations from expected results are detected.

As it can be observed in the following chart, Over30 ratio vintages have been kept at historically low levels, in spite of the strong portfolio growth, thanks to proactive risk management as well as the appropriate measures taken to improve performance.

Vintages. Over 30A ratio evolution at 3 and 6 months from each vintage

%

A. Ratio calculated as the total value of loans more than 30 days in arrears in the payment over the total vintage amount.

B. Months on Book.

The NPL ratio stood at 5.25% as of December 2018 (-4 bp compared to the year-end of 2017). This good performance was due to the preventive risk management of the portfolio, the normalization of the corporates and SCIB portfolios, and due to a solid growth in profitable segments.

Santander Brazil, thanks to a solid culture and advanced risk management, continues improving its credit metrics. Its impairment rate on the lending portfolio, known locally as ‘Over 90 ratio’, stood at 3.1% in December 2018 (-0.1 pp vs. year-end 2017), below the average for private Brazilian banks.

Over 90 ratio total

In general terms, and taking into account the evolution of recent years, the downward trend in the cost of credit continues, which stands at 4.06% at the end of December (-30 bp compared to the end of 2017), thanks to the proactive risk management, the improvements applied in the rating models in the SME portfolio, and the good overall performance in all portfolios.

The coverage ratio stands at 107% (+14 pp vs. end of 2017), due to the implementation of IFRS9, which is comfortable level.

Non-performing loans ratio	Coverage ratio	Cost of credit
%	%	%

3.5  Other credit risk aspects

Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products which serve the Group’s customer’s needs.

According to regulation (EU) 575/2013, counterparty credit risk is the risk that a client in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: derivative instruments, transactions with repurchase commitment, stock and commodities lending, transactions with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Montecarlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.

Exposures in counterparty risk: over the counter (OTC) transactions and organised markets (OM)

As of December 2018, total exposure on the basis of management criteria in terms of positive market value after applying netting agreements and collateral for counterparty risk activities was EUR 14,699 million (net exposure of EUR 33,500 million).

Counterparty risk: exposure in terms of market value and credit risk equivalent, including mitigation effectA

EUR million

	2018	2017	2016
Market value, netting effectB	29,626	31,162	34,998
Collateral received	14,927	16,293	18,164
Market value with netting effect and collateralC	14,699	14,869	16,834
Netting effectD	33,500	32,876	44,554

A. Figures under internal risk management criteria. Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

B. Market value used to include the effects of mitigation agreements so as to calculate exposure for counterparty risk.

C. Considering the mitigation of netting agreements and having deducted the collateral received.

D. CRE (credit risk equivalent): net value of replacement plus the maximum potential value, minus collateral received.

In the following table the distribution is shown, both in nominal and market value terms, of the Group’s different products that generate counterparty credit risk. This risk, is mainly concentrated in interest and exchange rate hedging instruments:

Counterparty risk: Distribution by nominal risk and gross market valueA

EUR million

		2018		2017			2016
	Nominal		Market value	Nominal	Market value		Nominal	Market value
		Positive	Negative		Positive	Negative		Positive	Negative
CDS protection boughtB	13,498	7	(187)	18,134	36	(95)	23,323	83	(383)
CDS protection sold	8,966	123	(5)	12,097	266	-	19,032	339	(33)
Total credit derivatives	22,464	130	(192)	30,231	302	(95)	42,355	422	(416)
Equity forwards	1,080	256	(43)	733	4	-	133	48	-
Equity options	15,695	467	(443)	10,572	770	(2,841)	15,154	448	(426)
Spot equities	240	-	-	-	-	-	234	-	-
Equity swaps	13,937	1,329	(227)	25,264	859	(554)	15,388	631	(461)
Equities - ETF	32,090	899	(1,127)	26,088	-	-	36,512	-	-
Total equity derivatives	63,042	2,951	(1,840)	62,657	1,633	(3,395)	67,421	1,127	(888)
Fixed income forwards	6,766	110	(45)	8,660	89	(13)	6,357	37	(83)
Fixed income options		-		-	-	-	483	5	(2)
Spot fixed income	3,161	11	(14)	-	-	-	5,159	5	(2)
Fixed income - ETF	-	-	-	-	-	-	349	-	-
Total fixed income derivatives	9,927	121	(59)	8,660	89	(13)	12,348	48	(88)
Spot and term exchange rates	167,729	2,854	(2,461)	128,914	2,604	(3,870)	150,095	3,250	(6,588)
Exchange rate options	46,288	296	(707)	37,140	256	(343)	31,362	479	(624)
Other exchange rate derivatives	719	9	(12)	963	23	(17)	606	7	(27)
Exchange rate swaps	562,719	18,584	(16,918)	488,671	18,264	(15,892)	510,405	25,753	(24,175)
Exchange rate - organised markets	4,186	-	-	1,404	-	-	824	-	-
Total exchange rate derivatives	781,641	21,743	(20,098)	657,092	21,147	(20,122)	693,292	29,489	(31,413)
Asset swaps	8,607	1,196	(1,475)	22,736	1,194	(817)	22,948	1,178	(758)
Call money swaps	878,103	4,563	(4,477)	376,596	2,544	(2,301)	223,005	2,006	(1,581)
Interest rate structures	81,336	4,785	(5,708)	4,180	977	(594)	7,406	2,321	(593)
Forward rate agreements - FRAs	308,111	29	(28)	190,476	23	(39)	370,433	41	(106)
IRS	3,507,802	73,597	(73,237)	3,219,369	71,346	(75,391)	3,182,305	92,268	(92,873)
Other interest rate derivatives	143,029	1,906	(1,484)	185,925	2,816	(2,113)	210,061	3,762	(2,985)
Interest rate - ETF	73,418	3	(2)	127,288	-	-	117,080	-	-
Total interest rate derivatives	5,000,406	86,079	(86,411)	4,126,570	78,900	(81,255)	4,133,238	101,576	(98,896)
Commodities	-	-	-	221	-	-	539	108	(5)
Commodities - ETF	2	-	-	124	-	-	47	-	-
Total commodity derivatives	2	-	-	345	-	-	586	108	(5)
Total OTC derivatives	5,767,787	110,123	(107,471)	4,730,651	102,071	(104,880)	4,794,429	132,770	(131,706)
Total derivatives organised marketsC	109,695	902	(1,129)	154,904	-	-	154,812	-	-
Repos	149,006	2,352	(2,466)	165,082	2,322	(2,363)	122,035	2,374	(2,435)
Securities lending	43,675	12,425	(22,272)	54,923	15,469	(16,580)	33,547	9,449	(4,124)
Total counterparty risk	6,070,163	125,802	(133,338)	5,105,560	119,862	(123,823)	5,104,823	144,593	(138,265)

A. Figures under internal risk management criteria.

B. Credit derivatives acquired including hedging of loans.

C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

The Group’s derivatives transactions focus on terms of less than five years, repos and securities loans maturing in less than one year, as the following chart shows:

Counterparty risk: Distribution of nominal by maturityA

EUR millio. Dec. 2018 data

				More than
	Up to 1 year	Up to 5 years	Up to 10 years	10 years	Total
Credit derivativesB	35%	61%	3%	1%	22,464
Equity derivatives	46%	46%	8%	0%	63,042
Fixed income derivatives	88%	11%	1%	0%	9,927
Exchange rate derivatives	54%	28%	13%	5%	781,641
Interest rate derivatives	31%	42%	19%	9%	5,000,407
Commodity derivatives	100%	0%	0%	0%	2
Total OTC derivatives	34%	40%	18%	8%	5,767,787
Total derivatives organised marketsC	53%	43%	4%	0%	109,695
Repos	92%	8%	0%	0%	149,006
Securities lending	99%	1%	0%	0%	43,675
Total counterparty risk	36%	39%	17%	8%	6,070,163

A. Figures under internal risk management criteria.

B. Credit derivatives acquired including hedging of loans.

C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

From the customer perspective, counterparty credit risk exposure is concentrated in those clients with high credit quality (90.2% counterparty risk with a rating equal or higher than A), and mainly with financial institutions (25%) and clearing houses (69%).

Distribution of counterparty risk by customer rating (in nominal terms)A

Dec. 2018 data

ar
Rating	%
AAA	0.80%
AA	11.15%
A	78.20%
BBB	7.78%
BB	2.03%
B	0.03%
Other	0.01%

A. Ratings based on internally defined equivalences between internalratings and credit agency ratings.

Counterparty risk by customer segment

Dec. 2018 data

Transactions with clearing houses and financial institutions are carried out under netting and collateral agreements, and constant efforts are made to ensure that all other transactions are covered under this type of agreement. Generally, the collateral agreements that the Group signs are bilateral with few exceptions, mainly with multilateral institutions and securitisation funds, in which the agreements are unilateral in favour of the customer.

Collateral is used for of reducing counterparty risk. These are a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of derivatives with cross-risk between them. The transactions subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

The collateral received by the Group under the different types of collateral agreements (CSA, OSLA, ISMA, GMRA, etc.) amounted to EUR 14,927 million (of which EUR 11,588 million related to collateral received by derivatives), mostly cash (78.7%), the rest of the collateral types are subject to strict policies of quality regarding the issuer type and its rating, debt seniority and haircuts applied.

In geographical terms, the collateral received is distributed as shown in the following chart:

Collateral received. Geographical distribution

Dec. 2018 data

As a consequence of the risk associated with the credit exposure that is taken on with each counterparty, the Group includes a valuation adjustment for over the counter (OTC) derivatives due to the risk associated with credit exposure assumed with each counterparty, i.e. a Credit Valuation Adjustment (CVA), and a valuation adjustment due to the risk relating to the Group itself assumed by counterparties on OTC derivatives, i.e. Debt Valuation Adjustment (DVA).

As of December 2018, there were CVAs of EUR 350.8 million (+8.8% compared to December 2017) and DVAs of EUR 261.4 million (+19% compared with 2017).

The definition and methodology for calculating the CVA and DVA are set out in ‘Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)’ in this chapter.

Counterparty risk, organised markets and clearing houses The Group’s policies seek to anticipate, wherever possible, the implementation of measures resulting from new regulations regarding transactions with OTC derivatives, repos and securities lending, whether settled through clearing houses or traded bilaterally. In recent years, there has been a gradual standardisation of OTC transactions in order to conduct clearing and settlement of all new trading transactions through clearing houses, as required by the recent regulation and to foster internal use of electronic execution systems.

Furthermore, the Group actively manages transactions not settled through clearing houses and seeks to optimise their volume, given the spread and capital requirements under new regulations.

With regards to organised markets, regulatory credit exposure has been calculated for such transactions since 2014 and the entry into force of the new CRD IV (Capital Requirements Directive) and CRR, transposing the Basel III principles for calculating capital, even though counterparty risk management does not consider credit risk on such transactions.

The following tables show the weighting of trades settled through clearing houses as a portion of total counterparty risk at December  2018:

Distribution of counterparty risk by settlement channel and product typeA

Nominal in EUR million

	Bilateral		CCPB		Organised marketsC
	Nominal	%	Nominal	%	Nominal	%	Total
Credit derivatives	18,233	81.2%	4,231	18.8%	-	-	22,464
Equity derivatives	30,813	48.9%	139	0.2%	32,090	50.9%	63,042
Fixed income derivatives	9,927	100.0%	-	-	-	-	9,927
Exchange rate derivatives	744,713	95.3%	32,742	4.2%	4,186	-	781,641
Interest rate derivatives	974,732	19.5%	3,952,257	79.0%	73,418	1.5%	5,000,406
Commodity derivatives	-	-	-	-	2	100.0%	2
Repos	107,514	72.2%	41,492	27.8%	-	-	149,006
Securities lending	43,675	100.0%	-	-	-	-	43,675
General total	1,929,607		4,030,861		109,695		6,070,163

A. Figures under internal risk management criteria.

B. Central counterparties (CCP).

C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

Distribution of risk settled by CCP and organised markets, by productA

Nominal in EUR million

	2018	2017	2016
Credit derivatives	4,231	2,524	3,916
Equity derivatives	32,229	26,088	36,568
Fixed income derivatives	-	-	349
Exchange rate derivatives	36,928	1,592	1,419
Interest rate derivatives	4,025,674	2,950,796	2,732,103
Commodity derivatives	2	124	47
Repos	41,492	64,086	29,763
Securities lending	-	-	4
General total	4,140,556	3,045,210	2,804,170

A. Figures under internal risk management criteria.

Off-balance sheet credit risk

The off-balance sheet risk corresponding to funding and guarantee commitments with wholesale customers was EUR 96,007 million, with the following distribution by products:

Off balance sheet exposure

EUR million. Dec. 2018 data

	Maturity
Product	< 1 year	1-3 years	3-5 years	>5 years	Total
FundingA	12,639	20,849	28,715	4,222	66,425
Technical guarantees	7,680	2,384	1,742	4,838	16,644
Financial and commercial guarantees	6,084	3,033	1,606	1,178	11,901
Trade financeB	861	139	31	6	1,037
General total	27,264	26,405	32,094	10,244	96,007

A. Mainly including committed bilateral and syndicated credit lines.

B. Including primarily stand-by letters of credit.

Credit derivatives activity

The Group uses credit derivatives to cover loans, our customer’s business in financial markets and within its trading activities. The volume of this activity is small compared to the total assets of the Group and, moreover, is subject to a solid environment of internal controls and operational risk minimisation.

Concentration risk

Concentration risk control is a vital part of management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration, as detailed in Risk appetite and structure of limits in section 1.3 ‘Management processes and tools’.

In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration in Santander’s credit risk portfolios.

As indicated in the key metrics section of this chapter, in geographical terms, credit risk with customers is diversified in the main markets where the Group operates (United Kingdom 27%, Spain 25%, United States 10%, Brazil 9%, etc.).

In terms of diversification by sector, approximately 56% of the Group’s credit risk corresponds to individual customers, who, due to their inherent nature, are highly diverse. In addition, the lending portfolio is well distributed, with no significant concentrations in specific sectors. The following chart shows the distribution at the end of the year:

A Excluding individuals and reverse repos.

The Group is subject to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposures exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the credit risk reduction effect contained in the regulation.

Having applied the risk mitigation techniques, no groups triggered these thresholds at the end of December.

Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

The Group’s Risk division works closely with the Financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitisations to optimise the risk-return relationship for the whole portfolio.

Country risk

Country risk is a component of credit risk in all cross-border credit transactions arising from circumstances other than the usual business risks. The main elements involved are sovereign risk, transfer risk and other risks that affect international financial activity (wars, natural disasters, balance of payments crises, etc.).

The Group takes into account these three elements of country risk in the calculation of provisions, through its loss forecasting models and considering the additional risk arising from cross-border transactions.

As of 31 December 2018, the provisionable exposure due to country risk was EUR 285 million (EUR 184 million in 2017). At year-end 2018, total provisions stood at EUR 25 million, compared to EUR 37 million at the end of the previous period.

The variation of the exposure is mainly due to new investments for institutional support, having calibrated the coverages under the new national and international regulation.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in transactions that are clearly profitable for the Group, and which enhance the global relationship with our customers.

Sovereign risk including vis-à-vis the rest of public administrations

As a general criteria in the Group, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), issuer risk with the Treasury (public debt portfolio) and that arise from transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

These criteria, historically used by the Group, differ in some respects from that applied by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general (including regional and local bodies), not only the central state sector.

According to the management Group criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not very significant (EUR 8,901 million, 3.5% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border8 risk is even less significant (EUR 3,906 million, 1.5% of total sovereign risk).

Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short-term maturities with lower interest rate risk and higher liquidity.

In general, over the past few years, total exposure to sovereign risk has remained at adequate levels to support the regulatory and strategic reasons driving this portfolio.

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows percentage exposure by rating levels9:

	2018	2017	2016
AAA	11%	13%	16%
AA	20%	19%	17%
A	31%	29%	29%
BBB	13%	14%	8%
Lower than BBB	25%	25%	30%

8. Countries that are not considered as “low risk” by Bank of Spain.

9. Internal ratings are applied.

During 2018 a new regulatory report was implemented, Sovereign COREP, for which its perimeter is based on the regulatory classification of counterparties. Exposure at year-end 2018 is shown in the table below (EUR million):

op
	2018
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non- trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure
Spain	1,143	27,078	21,419	-	49,640
Portugal	(43)	4,794	4,002	-	8,753
Italy	(204)	-	465	-	261
Greece	-	-	-	-	-
Ireland	-	-	-	-	-
Rest Eurozone	503	953	1,322	-	2,778
UK	1,013	1,190	8,666	-	10,869
Poland	2,015	9,203	11	-	11,229
Rest of Europe	-	84	245	-	329
US	426	6,138	2,113	5	8,682
Brazil	1,839	20,540	3,782	893	27,054
Mexico	3,320	4,279	2,816	-	10,415
Chile	160	1,596	20	-	1,776
Rest of America	103	340	450	-	893
Rest of the world	-	5,688	534	-	6,222
Total	10,275	81,883	45,845	898	138,901

4.   Trading market risk, structural and liquidity risk

4.1 Introduction

The perimeter of activities subject to market risk involves transactions where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk.

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

• Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

• Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

• Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

• Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

• Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

In addition, other types of market risk require more complex hedging. For example:

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

• Underwriting risk. This occurs as a result of an entity’s involvement in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

On the other hand, pension and actuarial risks also depend on shifts in market factors, which are described in more detail, in this chapter.

The Group has projects under way for compliance with obligations related to the Basel Committee’s Fundamental Review of the Trading Book, and for compliance with EBA guidelines on balance sheet interest rate risk. The objective of these projects is to have the best tools for control and management of market risks available to both managers and control units, all within a governance framework that is appropriate for the models used and the reporting of risk metrics. These projects allow meeting the requirements related to regulatory demands in these risk factors.

4.2 Trading market risk management

System for controlling limits

Setting trading market risk limits is a dynamic process, determined by the Group’s predefined risk appetite levels (as described in Risk appetite and structure of limits in section 1.3 ‘Management processes and tools’). This process is part of an annual limits plan defined by the Group’s senior management, involving every Group’s entity.

The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a conservative approach. The main ones are:

• Value at Risk (VaR) and Stressed VaR limits.

• Limits of equivalent and/or nominal positions.

• Interest rate sensitivity limits.

• Vega limits.

• Delivery risk limits for short positions in securities (fixed income and securities).

• Limits to constrain the volume of effective losses, and protect results generated during the period:

• Loss trigger.

• Stop loss.

• Credit limits:

• Total exposure limit.

• Jump to default by issuer limit.

• Others.

• Limits for origination transactions.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for the effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis globally and for each unit at desk level, as well as with an exhaustive control of changes to portfolios and trading desks, so as to identify any incidents that might need immediate correction, and thus comply with the Volcker Rule.

Three categories of limits are established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and local control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business in order to achieve the established budget targets, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the same day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the defined limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the breach within three days, the global business executives will be asked to set out the actions to be taken in order to make the adjustment to the existing limits. If this situation lasts for ten days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be required to reduce the levels of risk assumed.

Methodologies

a) Value at Risk (VaR)

The standard methodology Santander applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that allocates less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Simultaneously the Value at Earnings (VaE) is calculated, which measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but it also has its limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used in their calculation, including:

• The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.

• There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

• VaR is a static analysis of the portfolio risk, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

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

Some of these limitations are overcome by using Stressed VaR and expected shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the VaR calculation model accuracy.

b) Stressed VaR (sVaR) and expected shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

• The historical observation period for the factors: when calculating stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of  stress for the portfolio in question. This is determined for each major portfolio by analysing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.

• Unlike VaR, stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.

Moreover, the expected shortfall is also calculated by estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantages of capturing the risk of large losses with low probability (tail risk) and being a sub-additive metric10. The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. ES is calculated by applying uniform weights to all observations.

10. According to the financial literature, subaddivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so.

c) Scenario analysis

The Group uses other metrics in addition to VaR, providing it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis, which consists in defining alternative behaviours for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analysed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

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

d) Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the local unit and the currency used for standardising information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations through partial derivatives or through a complete revaluation of the portfolio.

Furthermore, the daily formulation of the income statement by the Risk area is an excellent indicator of existing risks, as it allows to identify the impact of changes in financial variables on portfolios.

e) Derivatives activities and credit management

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

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee and prevailing regulations, a further metric is also calculated: the incremental risk charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is essentially applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Montecarlo methodology is used, applying one million simulations.

f) Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

The Group incorporates CVA and DVA when calculating the results of trading portfolios. The CVA is a valuation adjustment of over the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

It is calculated by taking into account the potential exposures with each counterparty in each future maturity. The CVA for a particular counterparty is the sum of the CVA for all maturities. For its calculation, the following inputs are considered:

• Expected exposure: including, for each operation the current market value (MTM) as well as the potential future risk (add-on) to each maturity. Mitigating factors such as collateral and netting agreements are taken into account, as well as a time decay factor for derivatives with partial interim payments.

• Loss given default: the percentage of final loss assumed in case of default/non-payment of the counterparty.

• Probability of default: for cases in which there is no market information (spread curve traded through CDS, etc.), general proxies generated on the basis of same sector companies with listed CDSs for the same sector and the counterparty’s external rating.

• Discount factor curve.

The Debt Valuation Adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of the Group’s risk that counterparties assume in OTC derivatives.

4.3 Key metrics (trading market risk)

Risk levels in trading activity have stayed at historically low levels in 2018, in a complex environment marked by uncertainty arising from low interest rates and Brexit in Europe, and geopolitical risks in Latin America units (elections in the main geographies during the year). The exposure levels in trading portfolios are lower compared to previous years in all risk factors.

Risks of trading activities arise mainly from activities with customers in non-complex instruments, concentrated in hedging of interest rate and exchange rate risks. Contribution to overall risk of proprietary positions in trading portfolios is substantially lower than in previous years.

In 2018, a low level of consumption has been seen of limits established for trading activities, which are set in a manner that is consistent with the risk appetite defined in the Group for this type of activity. Lower risk levels are also evident even under stressed scenarios, as seen in the loss results in the stress tests regularly carried out to assess any risks not reflected in the usual metrics to control and monitor trading risks.

VaR analysis

During the year, the Group maintained its strategy of concentrating its trading activity on customer business, minimising, where possible, the exposure to directional risk in net terms and maintaining geographic and risk factor diversification. This is reflected in the Value at Risk (VaR) of the SCIB trading book, which, despite the volatility in the markets, particularly in interest rates and exchange rates, decreased slightly from its average path over the last three years, ending December at EUR 11.3 million11.

VaR 2016-2018

EUR million. VaR at 99% over a one day horizon.

VaR during 2018 fluctuated between EUR 16.6 million and EUR 6.4 million. The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.

The average VaR in 2018 was EUR 9.7 million, slightly lower than in the two previous years (EUR 21.5 million in 2017 and EUR 18.3 million in 2016).

The following histogram shows the distribution of risk in VaR terms from 2016 to 2018. The accumulation of days with levels of between EUR 12 million and EUR 32 million (95%) is shown. Values higher than EUR 32 million (3%) largely occur in periods affected by temporary spikes in volatility, mainly in the Brazilian real against the US dollar and also in Brazilian interest rates.

VaR histogram

VaR at 99% over a one day horizon. Number of days (%) in each range from 2016 to 2018

11. Value at Risk. The definition and calculation methodology for VaR is set out in section 4.2 ‘Trading market risk management’. In addition to the trading activity of SCIB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was EUR 11.1 million.

Risk per factor

The following table displays the average and latest VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2018 and the expected shortfall at 97.5% at the close of December 2018:

VaR statistics and Expected Shortfall by risk factor 12,13

EUR million, VaR at 99% and ES at 97.5% with one day time horizon

		2018					2017		2016
		VaR (99%)				ES (97.5%)	VaR		VaR
		Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
	Total	6.4	9.7	16.6	11.3	12.4	21.5	10.2	18.3	17.9
	Diversification effect	(3.3)	(9.3)	(18.7)	(11.5)	(10.0)	(8.0)	(7.6)	(10.3)	(9.6)
	Interest rate	5.9	9.4	15.5	9.7	9.5	16.2	7.9	15.5	17.9
Total trading	Equities	0.8	2.4	6.3	2.8	3.0	3.0	1.9	1.9	1.4
	Exchange rate	1.6	3.9	11.4	6.2	5.7	6.6	3.3	6.9	4.8
	Credit spread	1.0	3.4	13.0	4.1	4.2	3.6	4.6	4.2	3.3
	Commodities	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.1	0.1

	Total	3.3	5.7	11.5	6.3	6.4	7.0	6.4	9.0	9.4
	Diversification effect	(3.2)	(6.3)	(11.0)	(7.8)	(7.3)	(6.1)	(6.0)	(9.1)	(7.6)
	Interest rate	3.2	4.9	8.7	5.7	5.5	6.1	5.7	8.2	9.1
Europe	Equities	0.4	1.1	2.1	1.2	1.0	1.1	0.5	1.6	1.5
	Exchange rate	0.4	1.7	6.5	2.1	2.1	2.1	1.4	4.1	3.0
	Credit spread	2.2	4.3	12.6	5.1	5.0	3.7	4.7	4.1	3.4
	Commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1

	Total	5.0	8.7	20.9	12.0	11.1	20.1	8.4	13.7	13.5
	Diversification effect	(0.7)	(5.0)	(12.2)	(4.7)	(5.5)	(3.7)	(4.1)	(3.6)	(2.7)
Latin America	Interest rate	4.9	7.7	12.8	8.0	7.9	15.1	7.5	11.4	13.0
	Equities	0.5	2.3	5.6	2.7	3.0	3.3	1.9	1.4	0.8
	Exchange rate	1.3	3.4	12.1	5.3	5.0	5.5	3.1	4.5	2.4

	Total	0.5	1.6	3.2	1.8	1.8	2.1	1.2	1.3	2.7
	Diversification effect	0.1	(0.5)	(1.6)	(0.3)	(0.2)	(0.6)	(0.4)	(0.5)	(0.6)
US and Asia	Interest rate	0.6	1.5	3.1	1.8	1.7	2.0	1.2	1.3	2.7
	Equities	0.0	0.1	0.8	0.0	0.0	0.2	0.0	0.1	0.0
	Exchange rate	0.1	0.5	1.7	0.3	0.3	0.5	0.4	0.4	0.5

	Total	0.2	1.0	1.8	0.5	0.5	0.4	0.2	0.6	0.5
	Diversification effect	(0.0)	(0.3)	(0.5)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)
Global activities	Interest rate	0.0	0.3	0.6	0.1	0.1	0.1	0.0	0.1	0.1
	Equities	0.2	0.9	1.8	0.5	0.5	0.4	0.2	0.5	0.5
	Exchange rate	0.0	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0

12. The VaR of global activities includes transactions that are not assigned to any particular country.

13. In Latin America, the United States and Asia, VaR levels are not shown separately for credit spreads and commodities, because of their limited or zero materiality.

At the end of December, VaR increased slightly by EUR 1.1 million compared to year-end 2017, decreasing average VaR by EUR 11.8 million. By risk factor, average VaR decreased in all factors, although the reduction of the credit spread was smaller. By geographical area, it declined in all areas except in that of Global Activities, where it slightly increased, although it remained at a low level.

The evolution of VaR by risk factor has, in general, been stable over the last few years, decreasing somewhat in 2018, in line with the above figures. The temporary rises in VaR for various factors are due more too temporary increases in the volatility of market prices than to significant changes in positions.

Historical VaR by risk factor

EUR million. VaR at 99% with one day time horizon (15-day moving average)

Gauging and backtesting measures

Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric. This is set out in detail in Methodologies in section 4.2 ‘Trading market risk   management’. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing forecast VaR measurements, with a certain level of confidence and time frame, with actual losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation  of the valuation models of certain instruments, not very adequate proxies, etc.).

The Group calculates and evaluates three types of backtesting:

•  ‘Clean’ backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or changes in the portfolio’s positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

•  Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intraday transactions and those generated by fees and commissions.

•  Backtesting on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by Group treasuries.

For the first case and for the total portfolio, there were three exceptions of Value at Earnings (VaE) at 99% in 2018 (day on which daily profit was higher than VaE) on 21 and 30 August and 8 October, caused by strong shifts in the exchange rates of emerging economies. The definition and calculation methodology for VaE is set out in section 4.2 ‘Trading market risk management’ in this chapter.

There were also three exceptions to VaR at 99% (day on which the daily loss was higher than the VaR) on the 29 May, due to the rise in market volatility caused by political instability in Europe, and on 15 and 29 October due to the strong variations in the exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility.

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

Backtesting of trading portfolios: daily results vs. VaR for previous day

EUR million

Derivatives risk management

Derivatives activity is mainly focused on commercialisation of investment products and on hedging risks for our customers. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, the UK and Mexico.

The following chart shows the VaR Vega14 performance of structured derivatives business over the last three years. It fluctuated at around an average of EUR 3 million. In general, the periods with higher VaR levels are related to episodes of significant rises in volatility in the markets.

During 2016, a number of different events pushed up market volatility (Brexit, general elections in Spain and the United States, political-economic situation in Brazil, constitutional referendum in Italy). In 2017 and 2018 these events have been less volatile, other than in a few isolated instances, which has meant lowered risk and lower VaR Vega.

Change in risk over time (VaR) of structured derivatives

EUR million. VaR Vega at a 99% over a one day horizon

14. Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

Regarding the VaR by risk factor, on average, the exposure was concentrated, in this order: equities, exchange rates and interest rates. This is shown in the table below:

Financial derivatives. Risk (VaR) by risk factor

EUR million. VaR at a 99% over a one day horizon

c
	2018				2017		2016
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	1.0	1.8	4.7	1.1	2.3	2.5	4.0	2.5
Diversification effect	(0.7)	(1.4)	(2.8)	(1.4)	(1.5)	(0.6)	(2.4)	(2.3)
VaR interest rate	0.6	0.9	4.9	0.9	1.3	0.7	3.6	2.6
VaR equities	0.6	1.2	2.7	1.0	1.5	1.4	1.7	1.3
VaR exchange rate	0.5	1.1	2.3	0.6	0.9	1.0	1.1	0.9
VaR commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The average risk in 2018 (EUR 1.8 million) is lower than in 2017 and 2016, for the reasons explained above.

The Group continues to have a very limited exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management. In both cases, the exposure has reduced comparing with the previous year, for which the Group has:

•  Hedge funds: the total exposure is not significant (EUR 28 million at close of December 2018) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•  Monolines: exposure to bond insurance companies as of December 2018 was EUR 24 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

•  The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.

•  The availability in the market of observable data (inputs) needed to apply this valuation model.

And provided these two conditions are always met:

•  The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.

•  The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Scenario analysis

Various stress scenarios were calculated and analysed regularly in 2018 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Maximum volatility scenario (worst case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the largest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms.

At the end of December, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets, stock market falls, depreciation of all currencies against the euro, and increased credit spreads and volatility.

The results for this scenario as of the end of December 2018 are shown in the following table:

Stress scenario: maximum volatility (worst case)

EUR million. Dec. 2018 data

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(18.9)	(13.1)	(29.4)	(12.9)	-	(74.3)
Europe	(7.9)	(3.8)	(9.2)	(11.1)	-	(32.0)
Latin America	(2.1)	(9.3)	(15.8)	(0.1)	-	(27.3)
US	(8.5)	-	(3.8)	-	-	(12.3)
Global activities	(0.2)	-	(0.2)	(1.7)	-	(2.1)
Asia	(0.2)	-	(0.4)	-	-	(0.6)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark-to-market (MtM) result, would be EUR 74.3 million, if the stress movements defined in the scenario materialised in the market. This loss would be concentrated in Europe (in the following order: credit spread, exchange rate, interest rate and equities) and in Latin America (in the following order: exchange rate, equities, interest rate and credit spread).

Other global stress scenarios

‘Abrupt crisis’: an ad-hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

‘Subprime crisis’: historic scenario of the US mortgage crisis. The objective of the analysis was to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), and in both cases there were falls in stock markets and in interest rates in core markets and rises in emerging markets, and appreciation of the US dollar against other currencies.

‘Plausible Forward Looking Scenario’: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and their expert judgement regarding short-term changes in market variables which can have a negative impact on such positions.

‘EBA adverse scenario’: the scenario proposed by the EBA in April 2014 as part of the EBA 2014 EU-Wide Stress Test and updated in January 2016. It was initially conceived as an adverse scenario proposed by European banks thinking in terms of a 2014-2016 time horizon and subsequently updated to the 2016-2018 time horizon. It reflects the systemic threats which are considered to be the most serious threats to the stability of the banking sector in the European Union.

Analysis of reverse stress tests, which are based on establishing a predefined result (unfeasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements which could cause that situation are identified.

On a monthly basis, a stress test assessment report is performed containing explanations of the main results variations for the different scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

The results of these monthly global scenarios for the last three years are shown in the following table:

Stress test results. Comparison of 2016-2018 scenarios (annual averages)

EUR million

Also, other stress scenarios are carried out on a quarterly basis, such as the reverse stress test, scenarios of illiquidity and concentration with regard to Additional valuation adjustments (AVAs), and IRC.

Linkage with balance sheet items

Below are the balance sheet items in the Group’s consolidated position that are subject to market risk, distinguishing the positions whose main risk metric is the VaR from those where monitoring is carried out with other metrics.

Relation of risk metrics with balances in Group’s consolidated position

EUR million. Dec. 2018 data

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Cash, cash balances at central banks and other deposits on demand	113,663		113,663	Interest rate
Financial assets held for trading	92,879	92,140	739	Interest rate; credit spread
Non-trading financial assets mandatorily at fair value through profit or loss	10,730	9,327	1,403	Interest rate; equities
Financial assets designated at fair value through profit or loss	57,460	56,584	876	Interest rate
Financial assets at fair value through other comprehensive income	121,091		121,091	Interest rate; credit spread
Financial assets measured at amortised cost	946,099		946,099	Interest rate
Hedging derivatives	8,607	8,586	21	Interest rate; exchange rates
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088		1,088	Interest rate
Other assets	107,654
Total assets	1,459,271

Liabilities subject to market risk
Financial liabilities held for trading	70,343	70,054	289	Interest rate; credit spread
Financial liabilities designated at fair value through profit or loss	68,058	67,909	149	Interest rate
Financial liabilities at amortised cost	1,171,630		1,171,630	Interest rate; credit spread
Hedging derivatives	6,363	6,357	6	Interest rate; exchange rates
Changes in the fair value hedged items in portfolio hedges of interest rate risk	303		303	Interest rate
Other liabilities	35,213
Total liabilities	1,351,910
Total equity	107,361

4.4 Structural balance sheet risks management

System for controlling limits

As already stated for the market risk in trading, under the annual limits plan framework, limits are set for balance sheet structural risks, responding to the Group’s risk appetite level.

The main limits are:

•  Balance sheet structural interest rate risk:

•  Limit on the sensitivity of net interest income in 1 year.

•  Limit on the sensitivity of equity value.

•  Structural exchange rate risk:

• Net position in each currency (for results hedging positions).

In the event one of these limits or their sub limits is exceeded, the risk management executives must explain the reasons and facilitate the actions to correct it.

Methodologies

a) Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

b) Interest rate gap on assets and liabilities

This is the basic concept for identifying the Group’s interest rate risk profile and it measures the difference between the volume of sensitive assets and liabilities on and off balance sheet that re-price (i.e. that mature or are subject to rate revisions) at certain times (called, buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

c) Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference which arises in the net interest income during a certain period of time due to a parallel movement in interest rates. The standard period for measuring net interest income sensitivity is one year.

d) Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value (which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding), based on the impact that a change in interest rates would have on those current values.

e) Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances which are obtained from a model that is based on the relationship between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

This model requires a variety of inputs:

•  Parameters inherent in the product.

•  Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).

•  Market data.

•  Historic data of the portfolio.

f) Pre-payment treatment for certain assets

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

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

•  Interest rate: the differential between fixed rates on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs.

•  Seasoning: reflects the existing trend of lower prepayments at the beginning of the transaction’s life-cycle, which then increase and stabilises as time goes by.

•  Seasonality: redemptions or early cancellations tend to take place at specific dates.

•  Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines those loans that have already overcome various waves of interest rate falls as more stable. In other words, when a loan portfolio has passed one or more cycles of downward rates and thus high levels of pre-payment, the ‘surviving’ loans have a significantly lower pre-payment probability.

c) Other:  geographic mobility, demographic, social and available income factors, etc.

The series of econometric relationships that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

g) Value at Risk (VaR)

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

The Group is working on implementing the guidelines published by the EBA on management of interest rate risk in the banking book (Irrbb), published in July 2018 and applicable in 2019.

h) Structural foreign exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a monthly basis.

i) Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

4.5 Key metrics (structural balance sheet risks)

The market risk profile inherent in the Group’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted net interest income margin, remained moderate in 2018, in line with previous years.

The interest rate risk originated by commercial banking in each unit is transferred to its management – through an internal risk transfer system – to the local Financial division, which is responsible for the subsidiary’s structural risk management generated by interest rate fluctuations. The Group’s usual practice is to measure interest rate risk by using statistical models, relying on mitigation strategies of structural risk using interest rate instruments, such as fixed income bond portfolios and derivative instruments to maintain the risk profile at levels that are appropriate to the risk appetite approved by senior management.

Structural interest rate risk

Europe and United States

The main balance sheets, the Parent, the UK and the US, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and net interest income.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of December 2018, risk on net interest income over one year , measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro, at EUR 269 million, the pound sterling, at EUR 203 million, the US dollar, with EUR 130 million, and the Polish zloty, at EUR 53 million.

Net interest income sensitivity

% of total

Other: Portugal and SCF.

At the same date, the most significant risk in economic value of equity, measured as its sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro interest rate curve, at EUR 5,043 million, the pound sterling, with EUR 605 million, the Polish zloty, at EUR 62 million and the US dollar, at EUR 19 million.

Economic value of equity sensitivity

% of total

Other: Poland, Portugal and SCF.

Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of December, risk on net interest income over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 45 million), Chile (EUR 35 million) and Mexico (EUR 12 million), as shown in the chart below:

Net interest income sensitivity

% of total

Other: Argentina, Peru and Uruguay.

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst case scenario, was also concentrated in Brazil (EUR 419 million), Chile (EUR 219 million) and Mexico (EUR 172 million).

Economic value of equity sensitivity

% of total

Other: Argentina, Peru and Uruguay.

Balance sheet structural interest rate VaR

In addition to sensitivities to interest rate movements (in which, assessments of ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), the Group also uses other methods to monitor structural balance sheet risk from interest rates movements: these include scenario analysis and VaR calculations, applying a similar methodology to that used for trading portfolios.

The table below shows the average, minimum, maximum and year-end values of structural interest rate risk VaR over the last three years:

Balance sheet structural interest rate risk (VaR)A

EUR million. VaR at a 99% over a one day horizon

	2018
	Minimum	Average	Maximum	Latest
Structural interest rate VaRA	301.3	337.1	482.5	319.5
Diversification effect	(49.5)	(113.2)	(182.5)	(71.5)
Europe and US	282.2	340.2	535.2	319.1
Latin America	68.5	110.1	129.7	72.0

	2017
	Minimum	Average	Maximum	Latest
Structural interest rate VaRA	280.9	373.9	459.6	459.6
Diversification effect	(198.6)	(230.3)	(256.5)	(169.1)
Europe and US	362.6	433.6	517.8	511.8
Latin America	116.9	170.6	198.4	116.9

	2016
	Minimum	Average	Maximum	Latest
Structural interest rate VaRA	242.5	340.6	405.8	327.2
Diversification effect	(129.2)	(271.0)	(294.3)	(288.6)
Europe and US	157.7	376.8	449.3	365.0
Latin America	214.0	234.9	250.8	250.8

A. Includes credit spread VaR on ALCO portfolios

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 337.1 million in 2018. It is important to note the high level of diversification between the balance sheets of Europe and United States and those of Latin America.

Structural foreign exchange rate risk/hedging of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from foreign exchange rates movements. In 2018, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.

At the end of 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian reais, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage or control.

The equity portfolio available for the banking book at the end of December 2018 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example real estate activities or public administrations.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2018, the VaR at 99% with a one day time frame was EUR 180.1 million (EUR 261.6 and EUR 323 million at the end of 2017 and 2016, respectively).

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB (the VaR evolution for this activity is described in section 4.3 ‘Key metrics (trading market risk’), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

EUR million. VaR at a 99% over a one day horizon

	2018				2017		2016
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	485.0	568.5	799.4	556.8	878.0	815.7	869.3	922.1
Diversification effect	(319.7)	(325.0)	(355.4)	(267.7)	(337.3)	(376.8)	(323.4)	(316.6)
VaR Interest RateA	301.3	337.1	482.5	319.5	373.9	459.6	340.6	327.2
VaR Exchange Rate	323.3	338.9	386.2	324.9	546.9	471.2	603.4	588.5
VaR Equities	180.1	217.6	286.1	180.1	294.5	261.6	248.7	323.0

A. Includes credit spread VaR on ALCO portfolios.

4.6 Liquidity risk management

Methodologies

The Group measures liquidity risk using a range of tools and metrics that account for the risk factors identified within this risk.

Liquidity buffer

The buffer is a portion of the total liquidity available to an entity to deal with potential withdrawals of funds (liquidity outflows) that may arise as a result of periods of stress. Specifically, a buffer consists of a set of unencumbered liquid resources that are available for immediate use and capable of generating liquidity promptly, without incurring any loss or excessive discount. The Group uses the liquidity buffer as a tool that forms part of the calculation of most liquidity metrics and is also a metric in its own, with specified limits for each entity.

Liquidity coverage ratio (LCR)

LCR has a regulatory definition. It is intended to reinforce the short-term resistance of banks’ liquidity risk profile by ensuring that they have available sufficient high-quality liquid assets to withstand a stress scenario (idiosyncratic stress or market stress) of considerable severity for thirty calendar days.

Wholesale liquidity metric

This metric takes the form of a liquidity horizon assuming non-renewable wholesale financing outflows; it measures the number of days the entity would survive using its liquid assets to cover that loss of liquidity. The Group uses this figure as an internal short-term liquidity metric which also reduces the risk of dependence on wholesale funding.

Net stable funding ratio (NSFR)

NSFR is one of the metrics used by the Group to measure long-term liquidity risk. It is a regulatory metric defined as the coefficient of the available amount of stable funding and the required amount of stable funding. This metric requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities.

Structural funding ratio

The structural funding ratio measures the volume of structural funding sources used by the entity in relation to all assets regarded as structural. This internal metric is used by each Group unit to measure long-term liquidity risk. It is intended to limit recourse to short-term wholesale funding and encourage the use of medium-and long-term instruments to fund requirements arising from the Group’s core business.

Asset encumbrance metrics

The Group uses at least two types of metric to measure asset encumbrance risk: (i) the asset encumbrance ratio, which calculates the proportion of total encumbered assets, which are unavailable for obtaining funds, to the entity’s total assets; and (ii) the structural asset encumbrance ratio, which measures the proportion of assets encumbered by reason of structural funding transactions (mainly long-term collateralised issues and funding from central banks).

Other liquidity indicators

Aside from traditional liquidity risk measurement tools for short-term risk and long-term or funding risk, the Group has constructed a range of additional liquidity indicators that supplement the conventional toolset and measure other liquidity risk factors not otherwise covered. Most of these indicators are concentration metrics, such as concentration on the five largest counterparties from a liabilities point of view, or concentration of financing by time to maturity.

Liquidity scenario analysis

The Group uses four standard scenarios as liquidity stress tests:

(i)   an idiosyncratic scenario featuring events that adversely affect the Group alone;

(ii)  a local market scenario, which considers events having serious adverse effects on the financial system or real economy of the Group’s base country;

(iii) a global market scenario, which considers events having serious adverse effects on the global financial system; and

(iv) a combined scenario, coupling idiosyncratic events with severe (local and global) market events arising simultaneously and interactively.

The Group uses the outcomes of the stress scenarios in combination with other tools to determine risk appetite and support business decision-making.

Liquidity early warning indicators (EWIs)

The system of liquidity EWIs comprises quantitative and qualitative indicators that enable us to foresee liquidity stress situations and potential weaknesses in the Group entities’ funding and liquidity structure. EWIs are both external (environmental), relating to market financial variables, or internal, relating to the Group’s own actions.

4.7 Key metrics (liquidity risk)

The Group has a strong liquidity and financing position based on a decentralised liquidity model, where each of the Group’s units is autonomous in managing its liquidity and maintains large buffers of highly liquid assets.

As a rule, short-term liquidity metrics, LCR remains stable, with regulatory ratios above the threshold (the minimum required in 2018 is 100%).

The Group has an effective management of its liquidity buffers to face the challenge of maintaining a proper liquidity profile (regulatory limits) while protecting the profitability of our balance sheet. Furthermore, most of Santander’s units maintain sound balance sheet structures, with a stable financing structure based on a broad customer deposit base, which covers structural needs, with low dependence on short-term funding and liquidity metrics well above regulatory requirements, both locally and at Group level, and within the limits defined on the risk appetite framework.

Hence, for long-term liquidity, the regulatory metric NSFR remains above 100% for the Group’s core units and for the consolidated ratio.

As to structural assets encumbrance risk, i.e. the risk of facing an excess of assets bearing charges or encumbrances in connection with financing transactions and other market operations, the Group-level risk is in line with our European peers, where the main sources of encumbrance are collateralised debt issuances (securitisations and covered bonds) and collateralised funding facilities provided by central banks.

The soundness of Santander units’ balance sheets is also demonstrated under stress scenarios constructed in accordance with uniform corporate criteria across the Group. All units would survive the worst case scenario for at least 45 days, meeting liquidity requirements with their liquid asset buffers alone.

For more detail regarding liquidity metrics, see the Economic and financial review chapter, section 3.4 ‘Liquidity and funding management’.

4.8 Pension and actuarial risk management

Pension risk

In managing the risk associated with the defined benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Group’s priority is to therefore identify and mitigate all clusters of pension’s risk.

This is why the methodology used by the Group estimates every year the combined losses in assets and liabilities under a defined stress scenario from changes in interest rates, inflation, stocks markets and real estate prices, as well as credit and operational risk.

Actuarial risk

Actuarial risk arises due to biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the compensation envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

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

•   Redemption/fall risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to redemption, extraordinary contributions and/or paid up options.

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

•   Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs for management of these disasters.

•   Catastrophe risk: losses caused by catastrophic events that increase the Group’s non-life liability.

5.  Capital risk

5.1 Introduction

The Group defines capital risk as the risk of lacking sufficient capital, in quantitative or qualitative terms, to fulfil its business objectives, regulatory requirements, or market expectations.

5.2 Capital risk management

The capital risk function, as second line of defence carries out the control and supervision of the capital activities developed by the first line of defence, which independently challenges mainly through the following processes:

•   Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).

•   Ongoing supervision of measurement of the Group’s regulatory capital by identifying the key metrics for the calculation, setting tolerance levels for identified metrics and reviewing their consumption and the consistency of the calculations, including single transactions with a capital impact.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group’s risk profile.

Capital risk control is part of the general corporate risk framework, which brings together a range of processes, such as capital planning and adequacy and the subsequent budget execution and monitoring, alongside the ongoing measurement of capital and the reporting and disclosure of capital data, as described below:

Supervision of capital planning and adequacy exercises

The review by the risk function of capital planning and adequacy exercises ensure that capital is consistent with the established risk appetite and risk profile. It has the following fundamental objectives:

•Ensure that all relevant risks to which the Group is subject, in the course of its activity, are monitored.

•Review the methodologies and assumptions used in these planning processes are appropriate.

•Verify that results are reasonable and consistent with the business strategy, the macroeconomic environment and the variables of the system.

•Assess the consistency between different tests, especially those which use base and stressed scenarios.

This function is implemented in phases, according to the following scheme:

Definition of scope	Qualitative analysis	Quantitative analysis	Conclusion and disclosure

Definition of scope

The process of supervision of capital planning and adequacy begins with the preparation of the materiality proposal, which will identify the local units whose importance is representative for the Group in terms of risk-weighted assets.

In addition, other units, businesses or portfolios may be included, even if their materiality does not make them very representative, if deemed appropriate to be analysed due to their impact on the Group’s strategy, compliance with the global plan or due to their timely relevance.

Qualitative analysis

In this phase, the overall quality of the qualitative forecasts process is assessed, and includes a review of the following aspects:

•Models used in the generation of forecasts and scenarios, scope, metrics covered and so on.

•Documentation available and provided in the generation process.

•The quality of the information included in the forecasts, the integrity of the data, the controls applied, the recommendations issued by Internal Audit, etc.

•Governance of the process, committees in which the forecasts have been presented and reviewed, approval by areas prior to final approval.

Quantitative analysis

The defined metrics and components that affect projections of risk weighted assets (RWA), available capital, pre-provision net revenue (PPNR) and of provisions are quantitatively assessed. The tests conducted include analysis of volumes, trends, reasonableness and cross-checks against the development of macroeconomic variables and historic data series.

This phase calls for the involvement and appropriate coordination of all subsidiaries within the scope of the process, to conduct analysis of local projections, which in turn underpin Group-level projections.

Conclusions and disclosure

Based on the outcomes from the capital planning and adequacy phases, the Group conducts a final assessment, at least encompassing the scope of analysis, the weaknesses and the areas for improvement detected in the course of the supervision process, reporting to senior management in accordance with the established governance.

If deemed necessary, a discussion of them will be proposed in the relevant first-line (capital committee) and second-line committees (risk control committee).

Ongoing supervision of capital measurement

Ongoing supervision of the measurement of the Group’s regulatory capital, ensuring an appropriate capital risk profile, is another capital risk control function.

For this purpose, the Group conducts qualitative analysis of the regulatory and supervisory framework and an ongoing review of capital metrics and specified thresholds.

Moreover, ongoing monitoring of compliance with the capital risk appetite is conducted aiming to maintain capital above the regulatory requirements and market demands.

To fulfil this function, the following phases have been established, in accordance with the process described below:

Definition of metrics and thresholds	Preliminary analysis	Measurement and assessment	Conclusion and disclosure

Definition of metrics and thresholds

A set of metrics and thresholds that are used in the supervision process and provide the capital risk monitoring and control view are specified on an annual basis.

The metrics consist of:

•Primary metrics: these cover capital ratios and its components in numerator and denominator at the highest level, in addition to the transformation ratio, the EAD and expected loss.

•Secondary metrics: these include a greater breakdown than the above (credit RWA’s under the Basel category or the basis on which market RWA’s are calculated).

•Supplementary metrics: these allow for a more detailed analysis than the above.

Thresholds are set in certain metrics which, if breached, trigger a more detailed analysis and an explanation of the causes of the breach.

The metrics, their thresholds and the sources of information used are outlined in the internal ‘Guidelines of Metrics of Capital Measurement Control’.

Preliminary analysis

At this phase of the control process, the qualitative issues, such as process governance and regulatory framework are analysed.

In addition, the steps taken in connection with capital to fulfil recommendations and instructions issued by supervisory authorities and by internal audit function are examined.

Measurement assessment

Based on the information provided, the capital risk function analyses the metrics defined in the process, according to the following procedure:

•Review of primary and secondary metrics to detect variations that exceed the defined thresholds, and where they do, perform a detailed analysis of the causes and analysing supplementary metrics.

•If the origin of the incidence lies in a specific unit or corporate area, more detailed information is requested.

•Incidences found must be duly explained in terms of their causes (change in volumes, changes in the profile, one-offs, BAU initiatives, capital actions, etc.) and discussed with the unit or corporate function involved, and with the regulatory capital and pensions function.

Conclusions and disclosure

The report with the conclusions is discussed by the governance body responsible for capital risk control and risk forecasting and is distributed to the regulatory capital and pensions function.

If deemed necessary, the report will be proposed for discussion in the relevant first line (Capital committee) and second-line committees (Risk control committee).

Oversight of significant risk transfer assessment

In addition, capital risk carries out the supervision of significant risk transfer (SRT) of securitisations. This process is a prior step and a fundamental requirement for the execution of securitisations that have SRT.

5.3 Key metrics

For more detail see chapter Economic and financial review, section 3.5 ‘Capital management and adequacy. Solvency ratios’.

6.  Operational risk

6.1 Introduction

Following the Basel framework, the Group defines operational risk (OR) as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, thus covering risk categories such as fraud, technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

The Group’s goal in terms of OR management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialised or not. The analysis of OR exposure contributes to the establish risk management priorities.

It is worth mentioning the risk analysis improvement carried out in 2018 through different initiatives such as data quality enrichment, the incorporation of additional risk appetite metrics and improvements in the process of determining, identifying and evaluating critical theoretical controls together with a greater integration of operational risk within the Group’s strategic planning.

Mitigation plans have been promoted on aspects with special relevance (fraud, data and cybersecurity and suppliers control, among others), focused on both the implementation of corrective actions and the adequate monitoring and management of projects under development. In addition, contingency and business continuity plans have been improved, as well as in terms of crisis management.

6.2 Operational risk management

In the Group, OR is managed in accordance with the following phases:

Risk identification, measurement and assessment model

A series of quantitative and qualitative corporate techniques and tools have been defined by the Group to identify, measure and assess operational risk. These are combined to produce a diagnosis on the basis of the risks identified and an assessment of each area or local unit, through their measurement and evaluation.

The quantitative analysis of this risk is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seek to assess aspects of exposure and hedge (including the control environment)

The most important operational risk tools used by the Group are the following:

•   Internal events database. The objective is to capture the Group’s operational risk events. This is not restricted by thresholds (i.e. there are no exclusions for reasons of amount), and includes those events with impact on the financial statements or profit and loss account and those with no such impact.

Internal databases are supplemented by the significant events escalation process, which allows to inform and alert senior management the key operational risk events arising across the Group on a timely basis.

•   Operational risk control self-assessment (RCSA). A qualitative process that seeks, using the criteria and experience of a pool of experts in each function, to determine the main operational risks for each function, the control environment and their allocation to the different functions on the Group.

The goal of RCSA is to identify and assess the material operational risks that could prevent business or support units from achieving their objective. Once they are assessed, mitigation actions are identified if the risk levels prove to be above the tolerable profile.

The Group also elaborates risk assessments for specific sources of operational risk, enabling a more granular and transversal identification of potential risks. These are applied in particular to technological risks, fraud and factors that could lead to regulatory non-compliance, and areas that are exposed to money laundering and terrorism financing risks. The two latter areas, together with the conduct risks factor, are set out in greater detail in section 7.3 ‘Compliance and conduct risk management’, in this chapter’.

•   External event database15. The external database provides quantitative and qualitative information, allowing for a more detailed and structured analysis of relevant events that have occurred in the sector, the comparison of the profile of losses with the industry, both locally and globally and the appropriate preparation for the RCSA exercise and scenario analysis.

•   Analysis of OR scenarios. The objective is to identify potential events with a very low probability of occurrence, but which could result in a very high loss for the Group. The potential effects are assessed and extra controls and mitigating actions are identified to reduce the likelihood of high economic impact. Expert opinion is obtained from the business lines and risk and control managers.

•   Corporate indicators system. These are different types of statistics and parameters that provide information on an institution’s risk exposure and control environment. The most significant indicators regarding the level of risk of the different factors are part of the metrics on which operational risk appetite is built.

•   Internal Audit and regulatory recommendations. These provide relevant information on inherent risk due to internal and external factors, enabling weaknesses in the existing controls to be identified.

•   Customer complaints. The Group’s increasing systemisation of the monitoring of complaints and their root causes also provides relevant information for identifying and measuring risk levels. In this regard, the compliance and conduct function prepares a detailed analysis, as set out in section 7.3 ‘Compliance and conduct risk management’  in this chapter.

•   Other specific instruments. These enable a more detailed analysis of technology risk, such as control of critical system incidents and cybersecurity events.

•   Internal data model. Application of statistical models is used to capture the Group’s risk profile, mainly based on information collected from the internal loss database, external data and scenarios. The main application of the model is to help determine economic capital and estimate expected and stressed losses, as a tool for specifying operational risk appetite.

The risk profile is part of the non-financial risks risk appetite, and is structured as follows:

•   A general statement setting out that Santander is, on principle, averse to operational risk events that could lead to financial loss, fraud and operational, technological, legal and regulatory breaches, conduct problems or damage to its reputation.

•   General metrics of expected loss, stressed losses and overdue Internal Audit recommendations.

•   An additional statement is included for the more relevant risk factors, together with a number of forward-looking monitoring metrics. Specifically, on the following: internal and external fraud, technological, cyber, legal, anti-money laundering, commercialisation of products, regulatory compliance and supplier management risk.

Model implementation and initiatives

Almost all the Group’s units are now incorporated into the OR model with a high degree of homogeneity.

The main activities and global initiatives adopted in 2018 for effective operational risk management are:

•   Continuous enhancement of available information, especially the internal loss database, key to ensure the integration of all instruments and be able to perform an information cross- analysis.

•   Evolution and improvement of the objective qualification methodology for the evaluation and reporting of the main risks (Top risks) that include risk exposure, control and regulatory

15. Santander participates in international consortiums such as the ORX (Operational Risk Exchange).

environment and take into account the actual and forecasted elements.

This methodology provides a more detailed process for final determination of the risk level and trend. It encourages prioritisation in risk management and the definition of specific mitigation plans, while supporting periodic risk communication to senior management.

•   Incorporation of additional risk appetite metrics related to internal fraud within the market operations scope and the cybersecurity risk.

•   Process improvements for the determination, identification and assessment of critical theoretical controls, with the aim of strengthening and homogenizing the control environment in the Group.

•   Greater integration of operational risk in the Group’s strategic plan, by including information regarding the potential exposure of operational risk for the next three years as well as the estimated level of losses.

•   Mitigation plans fostering for aspects of particular relevance (fraud, information security and cybersecurity in the widest sense, control of suppliers, among others): control of both, implementation of corrective measures and projects under development.

•   Improvements to contingency, business continuity and, in general, crisis management plans (initiative linked to the recovery and resolution plans), also providing coverage to emerging risks (cyber).

•   Fostering the control of risk associated with technology (control and supervision of the IT systems design, infrastructure management and applications development).

For the suppliers control previously mentioned, the Group, as part of its digitalisation strategy, aims to offer its customers the best solutions and products available in the market, which in many cases entail an increase in the outsourcing activities or the employment of third party services. This aspect, together with the intensive use of new technologies such as the cloud, the increase of cyber related risks and an increase in regulatory pressure in this area, make it necessary to reinforce procedures and controls to ensure that the risks arising from hiring suppliers are known and managed appropriately.

In this regard, in 2018 a new version of the corporate reference model was approved, and progress has been made in defining and implementing policies, procedures and tools in the Group’s entities in order to reinforce its implementation and to ensure that adequate coverage is given to the current regulatory requirements regarding the General data protection regulation (GDPR) anticipating new requirements contemplated in the new EBA regulations related to outsourcing as well as agreements with third parties. In 2018, the efforts have been mainly aimed at:

•   Establishment of the vendor risk assessment centre (VRAC) function within the purchasing of the Group’s entity responsible for purchases, with the aim of making suppliers’ evaluation more efficient and homogenised. To ensure that related risks are adequately covered, and homologation process is executed before the service is provided. In addition, VRAC should help to define and monitor the mitigation plans, and to reinforce those controls needed for the risks associated with services provider to acceptable levels according to the Group’s risk appetite.

•   Controls have been reinforced in the different phases of the model to ensure that services that involve access or processing of sensitive data, including personal data, are correctly identified and classified. Specifically:

•   Policies have been developed to define the criteria for data classification according to its sensitivity level and to establish the minimum protection requirements that must be observed for each confidentiality level (including those established by GDPR).

•   Development of specific questionnaires to evaluate supplier’s controls against these requirements, and clauses that must be included in contracts with suppliers that process or store confidential information.

•   Establishment of a specific escalation and governance procedure for services approval that involve the treatment or storage, by the provider, of data considered to be particularly sensitive.

•   During 2018, progress has been made with those providers identified as critical in the recovery and resolution plans, aiming to include clauses that ensure the continuity of the services provided in case it was necessary to activate those plans.

•   The escalation policy has been revised to ensure that the essential outsourcing functions and the highest risk services are reviewed and approved in the appropriate forums and that the relevant incidents associated with suppliers that provide these services are escalated in time and manner for its review and decision-making.

•   Indicators and dashboard definition and monitoring concerning the model implementation.

•   Review and enhancing quality of data of inventories of relevant services and associated suppliers.

•   Progress in the implementation of a management system that automates the different phases of the supplier management cycle to achieve enhanced process control and higher information quality.

•   Training and awareness raising of risks associated with suppliers and other third parties.

The Group continues to work on the implementation and consolidation of the model, reinforcing and standardising the activities to be carried out throughout the management cycle of suppliers and third parties.

Operational risk information system

The Group’s corporate information system for operational risk, named Heracles, supports operational risk management tools, providing information for reporting functions and needs at both local and Group levels. Heracles main goal is to improve decision-making in the OR management process throughout the Group.

This is achieved by ensuring that those responsible for risks in every part of the Group have a complete view of the risk, and the supporting information they need, when needed.

This complete and timely view of risk is obtained as a result of the integration of several programs, such as risk and control assessment, scenarios, events and metrics with a common set of taxonomies, and methodological standards. The result of this integration is a more precise risk profile and a significant improvement in efficiency by avoiding redundant efforts and duplicities.

After the incorporation of the thematic evaluation and scenarios modules, in 2018 improvements have been made to strengthen the integration between the different modules and simplify the system flow. Likewise, progress has been done to improve reporting capabilities in complying with the Risk Data Aggregation regulation.

In order to achieve the latter goal, a reference technological architecture has been developed, providing solutions for information gathering, single database feeding (golden source) and the generation of operational risk reports.

In addition, further advances have been carried out by the Group regarding data supply automation from the local units’ systems of record.

Mitigation actions

In line with the model, the Group monitors those mitigation actions related with the main risk sources which have been identified through the internal OR management tools (internal event database, indicators, self-assessment, scenarios, audit recommendations, etc.) and other external information sources (external events and industry reports).

Active mitigation management has become even more important in 2018, in which both the first line of defence and the OR control function intervene, establishing an additional control through specialised business and support functions. Furthermore, the Group has continued to promote the preventive implementation of policies and procedures for OR management and control.

The most significant mitigation actions have been focused on improving the security of customers in their usual operations, the management of external fraud, as well as continuous improvements of processes and technology, sale of products management and adequate provision of services.

Regarding the fraud reduction, the main specific actions were the following:

Card fraud:

•   Generalisation of the use of Chip & Pin (operation with PIN-cards, which require the signing off the transaction with a numeric code), both in ATMs and in physical stores, with advanced authentication mechanisms in the communication between the ATM and the point-of-sale and the Group’s systems.

•   Card protection against electronic commerce fraud attacks (which is still the fastest-growing fraud pattern in the industry):

•   Implementation of a secure e-commerce standard (3DSecure) via two-step authentication based on one-time passwords.

•   Innovative solutions based on mobile applications that let users deactivate cards for e-commerce use.

•   Issue of virtual cards using dynamic authentication passwords.

•   Use in Brazil of a biometric authentication system in ATMs and branch cashier desks. Customers can use this new system to withdraw cash from ATMs using their fingerprint to sign off their transactions.

•   Integration of monitoring and fraud detection tools with other systems, internally and externally, to enhance suspicious activity detection capabilities.

•   Reinforced ATM security by incorporating physical protection elements and anti-skimming, as well as improvements in the logical security of the devices.

Online/mobile banking fraud:

•   Validations of online banking transactions through a second security factor based on one-time use passwords. Evolution of technology, depending on the geographic area (for example, based on image codes -QR codes - generated from data for the transaction).

•   Enhanced online banking security by introducing a transaction risk scoring system that requests further authentication when a given security threshold is breached.

•   Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device Id).

•   Monitor e-banking platform’s security to avoid attacks on the systems.

Cybersecurity and data security plans:

Throughout the year, Santander continued paying full attention to cybersecurity risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventive actions to be prepared for any attack of this kind.

Santander has continued to develop its cybersecurity internal regulation with the definition of a set of policies that reinforce the Global cybersecurity framework, aligned with international best practices.

In relation to second line internal regulation, it should be noted that in July 2018 the executive risk committee approved a new version of the cyber supervision and control model, incorporating the technological risk within its scope.

The Group is involved in an ambitious program to transform cybersecurity in order to strengthen detection, response and protection mechanisms. Innovation and continuous improvement in cybersecurity is key to address current and emerging threats, and it is a priority for Santander.

Also, observation and analytical assessment of the events in the sector and in other industries enables Santander to update and adapt its models for emerging threats.

Other relevant mitigating actions:

The Group has established mitigation actions in order to optimise management processes according to our customer’s needs.

With regard to mitigation measures relating to customer practices, products and business, Santander is involved in continuous improvement and implementation of corporate policies on aspects such as the selling of products and services and prevention of money laundering and terrorism financing.

Also related with the same category of operational risk, within the continuous process carried out in Brazil to improve the internal processes and products offered, in order to provide a better  service to our customers and, thereby, reduce the volume of incidents and legal claims, it is noteworthy the creation of joint and multidisciplinary working groups for the identification, definition and implementation of mitigation actions, as well as monitoring of their effectiveness.

Business continuity plan

The Group has a Business Continuity Management System (BCMS), to guarantee the continuity of the business processes of its entities in the event of a disaster or serious incident.

The basic goal is to:

•   Minimise the potential damage on people, and adverse financial and business impacts for the Group, caused by the interruption of normal business activities

•   Reduce the operational effects of a disaster, providing pre-defined and flexible guidelines and procedures to be used to re-launch and recover processes.

•   Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•   Protect the public image of, and confidence in, the Group.

•   Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.

In 2018, the Group continued to advance in implementing and continuously improving its business continuity management system. The new model has been implemented in all countries and the definition and implementation of cybersecurity scenarios has been pursued.

Furthermore, several crisis simulation exercises have been carried out, coordinated between the local units and the corporation, involving the Group’s various crisis management committees and senior management.

The Group has also updated the corporate application that is used to register and store the Group’s continuity plans to allow for associating the economic functions set by the European Banking Union´s resolution authority, the SRB.

6.3 Key metrics

Net losses (including both incurred loss and net provisions) by Basel16 risk category over the last three years is as follows:

Distribution of net losses by operational risk category17

In relative terms, the losses in the category of customers, products and business practices decrease regarding the previous year, although for external fraud has increased.

The net losses by geography are presented in the following chart:

Net losses by country

Employee’s litigation in Brazil is managed as personnel expenses. It is not included in the operational figures since they are considered, from a point of view of management view, as part of the entity’s personnel cost. The Group’s governing bodies perform a continuous monitoring of the levels of expenditure as well as of the measures designed for their reduction. According to the Basel Operational risk framework, these expenses are reporting according to the applicable categorisation.

In 2018, the most significant losses by category and geography correspond to litigation in Brazil where a set of actions is in place to improve customer service (gathered in a complete mitigation plan, as described in section 6.2 ‘Operational risk management’ in this chapter). On the other hand, in 2018 the volume of losses in the UK and the US has decreased due to the reduction in provisions that cover cases of product commercialisation, regulatory inspections and processes failures.

Regarding external fraud, the main concentration risk is still related to the fraudulent use of debit and credit cards, with a significant rise in fraud in non-physical card. The forecast for next year is for this trend to continue, with an intensification of the activity of fraudsters in payment transactions and electronic commerce.

16. The Basel categories incorporate risks which are detailed in section 7”Compliance and conduct risk”.

17. Includes losses from the B. Popular and other perimeter changes.

6.4 Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to continuously improve operational control procedures to keep them in line with new regulations and best practices in the market, with a focus on:

•   Adapting the control model to new regulatory requirements, such as MiFID II, EMIR, PRIIPS, IFRS9 and GDPR, among others.

•   Constant improvement with the monitoring of global standards on controls related to market activity. These include those that mitigate the risk of unauthorised trading and that are measured periodically through a specific risk appetite metric for this issue.

•   Strengthening business continuity plans by incorporating – among other improvements – new scenarios reflecting new risks in the industry.

•   Reinforcing controls ensuring appropriate functional separation in market operations systems.

•   Improvements in the tool to control the communications that occur in the treasury desks.

•   Intensified scrutiny of markets-related suppliers, given the critical nature of this topic in view of market trends in online trading.

•   Incorporation of new controls on algorithmic trading following the best practices of the industry and the requirements of MiFID II.

For more information on issues relating to regulatory compliance in markets, refer to section 7.3 ‘Regulatory compliance’.

Lastly, it is important to note that the business is also undertaking a global transformation that involves modernising its technology platforms and operational processes. This will allow, among other objectives, for reinforcing the control model and reduce the operational risk associated with the business.

Insurance’s role in operational risk management

The Group regards insurance as a key element in the management of operational risk. In 2018, we have continued to develop procedures with the goal of achieving better coordination between the different functions involved in the management cycle of insurance policies used to mitigate operational risk.

Once the functional relationship between the own insurance and operational risk control areas is established, the primary goal is to inform the different first line risk management areas of adequate guidelines for effective management of insurable risk. The following activities are particularly important:

•   Identification of all risks in the Group that can be hedged with insurance, including identification of new insurance coverage for risks already identified in the market.

•   Establishment and implementation of criteria to quantify the insurable risk, backed by loss analysis and the scenarios that enable the Group’s level of exposure to each risk to be determined.

•   Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best suit the identified and assessed needs.

•   Technical assessment of the protection provided by the policy, its costs and retention level that the Group is assuming (franchises and other elements borne by the insured) in order to evaluate and decide about its formalisation regarding those risks that should be covered.

•   Negotiating with suppliers and contract allocation in accordance with the procedures established by the Group.

•   Monitoring of incidents declared in the policies, as well as of those not declared or not recovered due to an incorrect declaration, establishing protocols for action and specific monitoring forums.

•   Analysis of the adequacy of the Group’s policies for the risks covered, taking appropriate corrective measures for any shortcomings detected.

•   Close cooperation between local operational risk executives and local insurance coordinators to strengthen operational risk mitigation.

•   Active involvement of both areas in the own insurance forum, the Group’s highest technical body for defining coverage strategies and contracting insurance, (replicated in each geography to monitor the activities mentioned in this section), the claim monitoring forum, and the Corporate operational risk committee.

Our own insurance area is a permanent member of different forums/committees of the Group related to risk management (damage to physical assets, fraud, scenarios, management of special situations, etc.), thereby increasing its interaction with other Group functions and its capacity to appropriately identify and evaluate the insurable risks and optimise the protection of the income statement.

7. Compliance and conduct risk

7.1 Introduction

The Compliance and Conduct function fosters the Group´s adherence to the rules, supervisory requirements, and principles and values of good conduct, by setting standards, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.

This function addresses all matters related to:

•   Regulatory compliance.

•   Prevention of money laundering and terrorism financing.

•   Governance of products and consumer protection.

•   Reputational risk.

Under the current configuration of the three lines of defence at the Group, compliance and conduct is an independent second-line control function organisationally under the Group CRO, reporting directly and regularly to the board of directors and its committees, through the Group Chief Compliance Officer (Group CRO). This configuration is aligned with the requirements of banking regulation and with the expectations of supervisors.

The Group’s goal is to minimise the probability of non-compliance events and to identify, assess, report and quickly resolve any irregularities that may occur.

In accordance with the mandate entrusted to the Compliance and Conduct function improvements were made, in 2018, in the strategic compliance programme. In the two previous years, the scope and objectives of the Compliance and Conduct target operation model (TOM) were defined, and the initiative was implemented in the Group’s local units and at the Corporate centre, towards the end of 2018, thus achieving a Compliance and Conduct function that is on par with the best standards in the financial industry.

The Group sets out in its risk appetite framework its zero tolerance for Compliance and Conduct risks, with the clear goal of minimising the probability of any economic, regulatory or reputational impact occurring within the Group. Compliance and Conduct risk is manged through a homogeneous process in units, by establishing a common methodology and taxonomy, according to the standards of the Risk function, which consists of setting a series of Compliance and Conduct risk indicators and assessment matrices which are prepared for each local unit, as well as qualitative statements.

During 2018, the Compliance and Conduct function has taken part in the annual formulation of the risk appetite, with the objective of verifying that the current model is suitable for measuring the function’s risk appetite. The corporate thresholds of two of the indicators were adjusted, reducing them, and the calculation of another was reformulated in order to provide a more accurate picture and align it with the strategy of the function and its risk tolerance. The relevant committees approved the adjustments and these were sent to the different local units.

7.2 Governance

The Group CRO reports to the Group’s governing and management bodies. This is independent of the Risk function’s other reporting to the governance and management bodies of all Group risks, which also includes compliance and conduct risks.

The following are the compliance and conduct corporate committees, each of which has a corresponding local replica:

Group Compliance & Conduct – committees landscape

Board of directors

Risk supervision, regulation and compliance committee
See the Corporate governance chapter, section 4.7 – Risk supervision, regulation and compliance committee activities in 2018

Tier I

Compliance committee

(Monthly)

Compliance and Conduct committees	Tier II	Regulatory compliance committee	Commercialisation committee	Monitoring and consumer prot. committee	Anti money laundering committee	Reputational risk forum

		(Quarterly)	(Monthly)	(Fortnightly)	(Quarterly)	(Quarterly)

Regulatory compliance	Governance of products and consumer protection	Anti-money laundering and terrorism financing	Reputational risk

Control and supervision of regulatory compliance risk events related to employees, organisational aspects, international markets, developing policies and rules and ensuring compliance by units.

Management, control and supervision of governance of products and services in the Group, and risks relating to commercialisation conduct with customers, consumer protection, and fiduciary risk for financial instruments, developing specific policies and regulations in this regard.

Management, control and supervision of the application of the anti-money laundering and terrorism financing framework, coordinating analysis of local and Group information to identify new risks that that could result in domestic or international sanctions. Analysis of new suppliers and participants in corporate transactions for approval and ensuring units comply with the rules and policies established in this regard.

Defines, controls and oversees the reputational risk model through prevention and early detection of risks and events and mitigation of any potential impact on the Group’s reputation or any impairment to how the Group is perceived by stakeholders (customers, shareholders, investors, employees, public opinion and the wider community).

The corporate compliance and conduct committee is the high- level collegiate body of the compliance and conduct function, bringing together the objectives of the committees referred to below. Its main functions are as follows:

•   Proposing updates and modifications to the General compliance framework and corporate function frameworks for ultimate approval by the board of directors.

•   Reviewing significant compliance and conduct risk events and situations, the measures adopted and their effectiveness, and proposing that they be escalated or transferred, whenever the case may be.

•   Setting up and assessing corrective actions when risks of this kind are detected in the Group, either due to weaknesses in the existing management and controls management, or due to emerging new risks.

•   Monitoring new issued regulations or those modified, and establishing their scope of application in the Group, and, if necessary, defining adaptation or mitigation actions.

The regulatory compliance committee is a collegiate governance body whose main functions are the following:

•   Specifying the Group CRO regulatory compliance risk control model based on common regulations applicable to several countries.

•   Deciding on significant regulatory compliance issues that might pose a risk to the Group.

•   Interpreting the General Code of Conduct and specialised codes, and making proposals for their improvement.

The corporate commercialisation committee is the collegiate governance body for the approval of products and services. It has the following key functions:

•   Validating new products or services proposed by the parent company or by any subsidiary/Group local unit, prior to their launch.

•   Establishing the commercialisation risk control model, including risk assessment indicators, and proposing the commercialisation and consumer protection risk appetite to the Compliance committee.

•   Establishing interpretative criteria and approving the reference models to develop the corporate commercialisation framework, and its rules, and to validate the local adaptations of those models.

•   Assessing and deciding on significant commercialisation issues that might pose a risk for the Group.

The monitoring and consumer protection committee is the collegiate governance body for the monitoring of products and services, and the assessment of customer protection issues. It has the following key functions:

•   Monitoring the commercialisation of products and services by country and by product type, reviewing all the available information and focusing on products and services under special monitoring, and costs of conduct, compensation to customers, sanctions, etc.

•   Monitoring the common claim measurement and reporting methodology, based on root cause analysis, and the quality and sufficiency of the information obtained.

•   Establishing and assessing how effective corrective measures can be when risks are detected in the governance of products and consumer protection.

•   Identifying, managing and reporting preventively on the problems, events, significant situations and best practices in commercialisation and consumer protection in a transversal manner.

The anti-money laundering/terrorism financing committee (AML/TF)  is the collegiate body in this field, and its main duties are as follows:

•   Defining the AML/TF risk control model in the Group.

•   Creating reference models for the development of the AML/TF framework and its implementing regulation.

•   Monitoring projects for improvement and transformation plans for AML/TF and, where appropriate, setting in motion supporting or corrective actions.

The reputational risk forum is the body created to support the different governing bodies of the Group in the supervision and control of reputational risk, ensuring its proper management and understanding. Its main functions are:

•   Monitoring and continuous supervision of risks and reputational events, verifying if the profile of this risk is within the limits of the group’s appetite.

•   Developing action plans to reduce the impact of this risk and monitor them.

•   Reviewing and preparing reports and other documentation of reputational risk presented to the different governing bodies of the Group.

7.3 Compliance and conduct risk management

The first line of defence has the primary responsibility for managing compliance and conduct risks together with the business units where such risks originate, as well as the Compliance and Conduct function. This is performed either directly or through assigning compliance and conduct activities or tasks.

The Compliance and Conduct function is responsible for setting up, fostering and ensuring that the local units adhere to the corporate frameworks, policies and standards applied throughout the Group. Compliance and Conduct continue to make progress in the development and design of the function’s regulatory tree and in the supervision of local units’ degree of adherence to it.

The Corporate centre has the necessary components to ensure ongoing control and oversight of the compliance and conduct model, establishing robust systems of governance and systematic reporting and interaction with the local units in accordance with the Group’s subsidiary governance model.

Additional detail regarding the Group’s governance model is available in the Corporate governance chapter, section 7 ‘Group structure and governance framework’.

Furthermore, Internal Audit - as third line of defence function - performs the tests and audits necessary to verify that adequate controls and oversight mechanisms are being applied, and that the Group’s rules and procedures are being followed.

Corporate frameworks for the Compliance and Conduct function are the following:

•   General compliance framework.

•   Products and services commercialisation and consumer protection framework.

•   Anti-money laundering and terrorism financing framework.

The General Code of Conduct (GCC) enshrines the ethical principles and rules of conduct that govern the actions of all the Group’s employees. It is supplemented in certain matters by the rules found in other codes and their internal rules and regulations.

The Compliance and Conduct function oversees the effective implementation and monitoring of the General Code of Conduct under the supervision of the compliance committee and of the risk supervision, regulation and compliance committee. The GCC establishes the following:

•   Compliance functions and responsibilities.

•   The rules governing the consequences of non-compliance with it.

•   A whistleblowing channel for the submission and processing of reports of allegedly irregular conduct.

During 2018, the Compliance and Conduct function has carried out several risk assessments in coordination with the Risk function, notably:

•   A regulatory compliance assessment focused on the Group’s main local units. This exercise is carried out annually, following a bottom-up process, where the first line of defence of the local units identify the inherent risk of those rules and regulations that apply to them. First, an assessment is made on the consistency of the controls that mitigate such inherent risk, and then the residual risk in each of these obligations is determined. Action plans are established and followed by both the local and corporate compliance functions.

•   Conduct assessment in products and services with a scope of 17 geographies of the Group and 26 legal entities, where the first line of defence functions evaluate the main risks of conduct in commercialisation, the suitability of the controls that mitigate said risks and establish action plans in those cases where risk assessments exceed the defined risk appetite.

•   Assessment of AML/TF on the units considered as obliged entities in this matter (or equivalent) in the Group. This annual self-assessment exercise is carried out by the business units and the local AML/TF prevention officers, under the supervision of the Corporate centre AML/TF prevention function.

The common methodology adopted by the Group for the above mentioned assessments can be broadly summarised in a three phase process:

1.  Assessment of unit’s inherent risk (deriving from its activity).

2.  Assessment of control environment (as a mitigating factor of the inherent risk).

3.  Calculation of net residual risk (derived from the combination of the two previous point’s measures according to a predefined scale). Where appropriate, and depending on the result obtained, the corresponding action plans are defined.

In 2018, the main geographies consolidated the reputational risk model that contains the main elements for risk management and identifies the most significant sources of this type of risk. It establishes a preventive approach for its correct management and determines the functions involved in the management and control of this risk and its governance bodies.

Transversal corporate projects

In accordance with the organisational principles defined in the Group Compliance and Conduct TOM, transversal functions support specialised vertical functions, providing them with methodologies and resources, management systems and information and support in executing multidisciplinary projects.

One of the key pillars of all the corporate functions is monitoring the units’ deployment of models. For this purpose, a methodology that enables the following has been defined:

•   To acquire an objective knowledge of the TOM’s degree of implementation in each one of the units.

•   Regularly follow up on progress in deploying the TOM.

•   Be used as a source for joint identification (Group-units) of the annual work plans defined every year.

Horizontal teams support vertical teams by leading execution and coordination of generalist activities, among them:

	Group CCO				Key transversal functions

•   Promote the relationship of Compliance and Conduct functions among the Corporate centre and the different units.

•   Coordinate the definition and monitoring of the annual compliance programs.

•   Provide methodologies, resources, systems and management information and support in the execution of multidisciplinary projects.

•   Jointly with the vertical functions, follow-up of the deployment of the models by the units.

•   Lead the digitalisation of processes.

•   Set up common report templates, combining qualitative and quantitative metrics.

•   Coordinates the creation of the regulations global repository and manages the Regulatory Radar Governance aimed at assigning regulatory implementation responsibilities.

•   Promote thematic fora and workshops, identify and promote the execution of the annual training programs, and prepare a biannual magazine.

•   Participate in the appointment and setting of the CCO´s objectives.

Regulatory compliance••	Product governance and customer protection	Reputational risk	AML/ATF
Governance, planning and consolidation


Coordination with units

Compliance processes and information systems

•   Digitalisation of processes and continuous improvement. Having defined the function’s process map and documented its main activities, the Group completed in 2018 the automation of processes in financial intelligence, corporate actions, annual compliance programme, product governance, the Code of Conduct in Securities Markets, and acceptance of reputational risk transactions. The design phases were also completed in two new processes, namely management of committees and internal governance bodies, and the development of regulatory components.

•   On-line collaboration with units is improving, favouring platforms and structured spaces for information exchange, such as the compliance portal and the Verum platform for assessing the maturity of the compliance model.

•   Access to external information sources to enhance compliance control processes (regulatory sources, online media, stakeholder perceptions, etc.).

•   Management information and analytical environments, leveraging new big data and multidimensional reporting capabilities to enhance generation and distribution of compliance and conduct management reports and optimise the response to money laundering and terrorism financing alerts.

•   Global programme of MiFID II implementation. With the coming into force of MiFID II regulation in January 2018, the Group has provided the necessary support to local units affected by the regulation. The project’s main focus of attention in 2018 has been the development and effective implementation of a robust control model. Accordingly, the compliance and conduct function in the Corporate centre has defined a theoretical control framework and supervised the transposition and implementation of controls in each local unit. Further, it has established a set of risk indicators that will be regularly reported to both local governing bodies and to Corporate centre teams.

•   Concerning management information, a common compliance and conduct risk reporting template was deployed in 2018 in the Group’s units, with minimum content specified by the Corporate centre and common chapters, risk dimensions by family and combining quantitative metrics and expert qualitative analysis, to which units may add local information if relevant. At year-end 2018, virtually all of the Group’s main units have adopted this new form of reporting.

•   The Regulatory Radar function has consolidated its role, which develops and coordinates the creation and administration of the global repository of rules and regulations, through a multidisciplinary process in which the different functions participate, and manages the regulatory radar governance aimed at assigning regulations implementation responsibilities and the appropriate monitoring.

•   The Group strengthened best practices sharing and cooperation between the Corporate centre and the local units. Thematic forums and workshops were organised on reputational risk, corporate defence, the GDPR, product governance and consumer protection, anti-money laundering and countering terrorism financing.

•   In addition to the traditional training – mandatory or not – for which the function is responsible, a biannual review of compliance and conduct and awareness-raising actions are now carried out through the Group’s internal networks.

Regulatory Compliance

The Regulatory Compliance area is responsible for controlling and supervising regulatory risk related to employees, organisational aspects, international markets and securities markets, developing policies and rules and ensuring compliance by units.

The following functions are in place for adequate control and management of regulatory compliance risks:

•   Application and interpretation of the General Code of Conduct and other codes and rules and regulations that implement it, including management of the corporate defence model and the Group’s whistleblowing channel.

•   Development and application of policies and rules aimed at preventing market abuse.

•   Control and supervision of application of regulation related to: (i) markets, with respect to MiFID II, EMIR, Dodd-Frank Act and the Volcker Rule and (ii) the organisation, in the competencies of GDPR, FATCA and CRS.

•   Disclosure of relevant Group information (material facts).

The most relevant areas of the regulatory compliance function are described below:

A. Employees

The objective - based on the General Code of Conduct - is to establish standards for the prevention of criminal risks and conflicts of interest and from a regulatory perspective, to cooperate with other areas in setting up guidelines for remuneration and dealings with suppliers. The prevention of criminal risks aims to minimise the impact of the potential criminal responsibility of legal entities for any crimes committed on their account or for their benefit by their directors or representatives and by employees as a result of a lack of control.

The Group has in place a corporate defence model, which is a specific compliance programme designed to implement awareness-raising activities as to the main criminal risks across the Bank. The Group has 14 whistleblowing channels available to all employees in all its main markets. They can access these through email, web site and app.

The internal procedure on the use and functioning of the Corporate centre’s whistleblowing channel was updated in 2018, in order to:

•   Allow employees to make anonymous reports if they wish.

•   Reinforce the internal procedure for the anonymous communication of violations regarding anti-money laundering by employees, senior management or agents.

•   Broadening the scope to include those accounting or audit practices, in accordance with the Sarbanes-Oxley Act. The compliance function reports periodically to the audit committee on this type of complaints.

Types of complaints received in 2018

Complaints that originated a disciplinary procedure

A.  Consolidated data of the Top 10 local units and the Corporate centre, which includes the complaints received in all their whistleblowing channels, which are not comparable between each other.

B.  This figure does not include the disciplinary measures from UK, as it is not available.

B.   Market abuse

Regulatory Compliance activity in 2018 focused on the implementation of corporate tools for market abuse risk management in the main geographies:

Code of Conduct in Securities Markets (CCSM)

CodCon tool	Monitoring of personal account dealing and material non-public information	Monitoring transactions of SCIB Markets activity and ALM in financial markets	Global Surveillance tool

	Implemented in 2018 • Mexico • Chile	Implemented in 2018: Mexico, Chile, Brazil, Santander London Branch and the UK.

Management and control in 2018		Management and control in 2018

•   Approximately 13,200 person subject to the Code of Conduct in Securities Markets.

•   Approximately 11,000 personal account transactions of senior managers and employees.

•   Approximately 800 projects with potential material and non-public information.

As a result of the analysis by the locals and corporate teams of alerts generated by the tool, cases of potential market abuse have already been detected and properly escalated in accordance with the governance established in each geography.

The implementation of corporate policies, procedures and tools in the Group’s main countries has succeeded in establishing a global oversight model that allows a better understanding of the situation of these units with regard to market abuse risk, mainly through indicators reported by local compliance teams.

C.   Market regulations

Regulatory compliance carries out the risk management of the main market regulations that affect the Group. The most relevant actions carried out during 2018 are detailed below:

l
	Dodd-Frank		Relevant
MiFID II	Title VII	Volcker Rule	information

During 2018, the Regulatory Compliance function has worked together with the MiFID II Corporate’s PMO, as well as with the different units in the definition and implementation of a MiFID II control framework for each local unit, that will allow to supervise compliance with the regulation.

At the end of 2018, a country supervision manual for MiFID II was approved, which establishes the relationship model for the local units with the Regulatory Compliance function at a corporate level. Its main aspects are: internal policies and procedures, control framework and KPI reporting to the corporation, second line of defence testing exercise and training programs.

An in-depth review of the Swap Dealer Compliance Programme regarding the Dodd-Frank Tittle VII regulation was carried out in 2018, successfully strengthening internal controls and monitoring.

With respect to the US Volcker Rule, oversight has continued of compliance with this regulation, which limits proprietary trading to very specific cases that the Group controls by means of a compliance programme.

This programme was satisfactorily implemented in 2018 in entities originating from the acquisition of Banco Popular.

Regulatory compliance is responsible for disclosing relevant Group information to the markets. Banco Santander made public 48 material facts during the year, which are available on the Group’s web site and the CNMV’s web site.

D.   Data management

The main actions carried out by regulatory compliance related to data management by the Group during 2018 are detailed below:

GDPR	FATCA and CRS

 The new requirements of the European GDPR were enforced on 25 May 2018.

 The regulatory compliance function has performed a key role in mobilizing and raising awareness among the Group units subject to the regulation. It has led a number of corporate initiatives aimed at ensuring the effective protection of the rights of data subjects.

 These initiatives include the approval of a new corporate data protection policy, the design and implementation of a governance model based on Data Protection Officers and a control and oversight programme.

 It has also raised awareness among the staff through different training initiatives and other activities such as courses, workshops and the publication of supporting documentation in the form of guidelines and operating criteria.

 Further, and within the regulatory framework on automatic exchange of tax information between countries (FATCA and CRS), the following management areas stood out for their importance in 2018:

•  Fulfilment of reporting obligations to the local authorities in due time and form across all units.

•  Periodic certification and certification of the preexisting accounts of Group units.

•  Approval of new corporate policies on this matter.

Product governance and consumer protection

The product governance and customer protection mission is to ensure that the Group acts in the best interest of its customers by complying with regulations and the entity’s values and principles.

Ensures that decisions are made and action plans are defined and monitored when necessary. Reports to senior management and statutory bodies. Oversees the design and execution of controls throughout the commercialisation and customer relationship process. Applies corporate risk assessment methodologies, such as management indicators and self-assessments.Identifies risks through: customer’s voice, regulatory guidelines, industry practices, supervisor and auditor opinions, and learning from internal/external events.  Ensure that customer service, post sale systems and processes facilitate fair treatment of customers, as well as adequate detection and management of possible deterioration of products and services.  To establish the corporate framework for the commercialisation of products and services and consumer protection and the policies that develop it, defining the principles of conduct and risk management throughout the commercialisation process and the relationship with the retail customer.

To promote an appropriate culture with a Simple, Personal and Fair approach, for action in the customers´ best interest.

To establish and manage: i) the Commercialisation committee; ii) the Monitoring and customer protection committee; iii) the Fiduciary risk sub-committee; and v) the customer voice forums, which ensure that appropriate standards of conduct are applied.

Ensure that products are designed to meet the characteristics and needs of customers, with an appropriate balance of risks, costs and profitability.

Oversee the sale process to the adequate target market, with proper commercial treatment and transparency of information, as well as that sales force training and compensation systems encourage performance in the best interest of the customer.

Monitor and report

Principles

Control

Assess

Identify

Postsale and servicing

Sales practices

Product design

Governance

Culture

Proceses

Management

Customer

Main product governance and consumer protection activities in 2018

Governance strengthening	Product and services validation	Sales, post-sale and servicing conduct monitoring



•   Implementation of corporate consumer protection and fiduciary risk management policies in the Group’s units.

•   Development together with the Santander Digital team of a new “agile” procedure for the approval of innovative concept tests with impact on customers.

•   Definition of good practices regarding sales force remuneration and monitoring of the implementation.

•   Supervision of the implementation of the corporate custody procedure, having been presented to the executive risk committee for validation the new custody files of different Group units.

•   Creation of the corporate forum for the supervision of the analysis of the voice of clients, root cause and definition of improvement plans.

Proposals analysed by the Office of product governance: 359

A. Of these proposals, one was not validated and others were modified in the process prior to the celebration of the Committee.

Proposals analysed by fiduciary risk subcommittee: 743

25 sessions in 2018 of the monitoring and consumer protection committee, covering:

•   The marketing of products and services by country and type of product with focus on: those in special monitoring, regulatory and supervisory environment, events and conduct costs and risk analysis through indicators.

•   Performance, exposure in portfolios and results for customers and compliance with mandates for products with fiduciary risk managed by the Group units or whose management is delegated to third parties.

•   Customer complaints, their management (28 countries, 36 business units and 9 CIB branches) and action plans to mitigate customer detriment.

•   The degree of control and volume of the 51 providers (42 of them external to Santander) that provide custody services for the Group’s own positions or customers positions.

Continuous improvement of products and processes of action with customers

The conduct risk management model, and specially the customer’s voice, allows the customer risk identification, measurement and monitoring for the conduct risk mitigation and continuous improvement (retro alimentation) of the product design, sale processes and services delivery.

Customer’s voice	Business monitoring	First line self assessment	Events, sector practices and regulations

Customer complaints

Due to product cancellation barriers: new products analysis so that they can be cancelled using the same channels as the ones used for hiring new products and, if this is not the case, prioritise the necessary developments so it becomes a reality.

Due to interests in revolving credit cards: analysis on the approval of the applicable interest rate and comparison with a normal credit card and, in case it is more expensive, establishment of measures so that customers use them as a revolving credit card.

Launch of thematic reviews on root cause of complaints: fraud, mortgages and recovery processes.

Management indicators

Early cancellation: increase in disclosure requirements in the cross sale and action plans to improve the root cause analysis through the retention channels.

Investment and pension funds performance: review of product definition and/ or its investment policies in case of detecting possible management deterioration or deviations regarding product competitiveness.

Refusal of insurance claims: the approval requires that the documentation for customers clearly includes the coverage exclusion.

Risk and Control Self Assessment

Innovation in investment products: increased focus on digital initiatives in the product approval process and through the follow-up of the customer’s voice.

Investment products adequacy in Europe: corporate project for the implementation of a control model in the first and second line of defence.

Data base

As a consequence of MiFID II, improvements are implemented in commercialisation models beyond regulatory requirements. Transformation plans in remuneration of the sales force following good practices of regulators and the different geographies of the Group.

Anti-money laundering and countering terrorism financing

One of the Group’s strategic objectives is to maintain advanced and efficient anti-money laundering and countering terrorism financing systems, constantly adapted to international regulations, with the capacity to confront the development of new techniques by criminal organisations.

As a part of the second line of defence, the AML/TF function ensure that risks are managed in accordance with the risk appetite defined by the Group and promote a strong risk culture through the organisation. AML/TF Corporate function is responsible for supervising and coordination the AML/TF systems of the Group subsidiaries, branches and business areas, requiring the adoption of the necessary programmes, measures and enhancements.

The Anti-money laundering and countering terrorism financing policy in the Group is based on three main pillars: the highest international standards, their adaptation and compliance through global policies and technology systems that can enable such compliance.

High international standards (FATF, EU, OFAC, Wolfsberg Group, etc.)	AML/TF Framework and Policies	Technology Systems

During 2018, the Group has actively worked in the review of its internal regulations, strengthening management policies and placing a special focus on optimisation of systems, enhancing their effectiveness and considering and developing new technologies that are becoming available.

From the AML/TF global function, a relevant transformation projects have been addressed, highlighting the continuous improvement of supporting tools and risk management platforms, such as the one used for automation and improvement of adverse media identification and management processes, extending its scope to other units/areas within the Group (Banco Santander México and SCIB Boadilla), or updating the corporate money laundering and terrorism financing risks and controls self- assessment (RCSA ML/TF), being aligned with the rest of the RCSA methodologies in the Compliance function.

In addition, given that these standards and those adopted by the Group are mandatory, their correct implementation and application must be overseen. To do so, continuous work is carried out on the different Group entities, including monitoring of the training of Group employees.

The main activity data in 2018 is as follows:

169 Subsidiaries reviewed	208,410 Investigations carried out

57,193 Disclosures to authorities	169,941 Employees trained

The Group has training plans in place at both local and corporate level, in order to cover all employees. Specific training plans are also in place for the most sensitive areas from the perspective of anti-money laundering and countering terrorism financing.

Reputational risk

In 2018, the Group made significant progress on implementing the corporate reputational risk model, consolidating its main features in the Group’s most significant geographies.

The specific characteristics of reputational risk, which originate in a vast number of sources, require a single approach and control model that is different from those of other risks. The reputational risk management requires for a global interaction with both first and second lines of defence functions responsible for the relationship with stakeholders in order to ensure a consolidated oversight of the risk, efficiently supported on the current control frameworks. The aim is for reputational risk to be integrated into both business and support activities, and internal processes, thus allowing the risk control and oversight functions to integrate them in their activities.

The reputational risk model is accordingly based on a prominently preventive approach to risk management and control, and also on effective processes for identification and management of early warnings of events and risks, and subsequent monitoring and management of both events and detected risks.

Key actions in 2018:

•   Redesign of the Reputational risk forum with an executive focus that ensures adequate procedures for the identification, assessment, reporting and escalating of risks and reputational events, with the presence of all the first lines that manage relevant stakeholders.

•   Implementation consolidation of the model in the Group’s various geographies.

•   Review and consolidation of policies relating to specific sectors (mining, soft commodities, defence and energy).

•   Coordination with all corporate and local units to implement socio-environmental policies.

•   In conjunction with the relevant functions, development of other reputational risk-related policies, such as financing policy for sensitive sectors.

•   Definition and reporting of risk appetite metrics.

The launch of a new process of identification, assessment, reporting and subsequent monitoring of the main reputational risks that affect the Group in different geographies. The first reporting processes have already been carried out with this new methodology, which integrates other first lines (such as the Communications area) in a more tangible manner.

8. Model risk

8.1 Introduction

The Group has far-reaching experience in the use of models to help making all kinds of decisions, with particular relevance for risk management decisions.

A model is defined as a system, approach or quantitative method that applies theories, techniques or statistical, economic, financial or mathematical hypotheses to transform input data into quantitative estimates. The models are simplified representations of real world relationships between characteristics, values and observed assumptions. This simplification allows the Group to focus attention on specific aspects which are considered to be most important for applying a given model.

The use of models entails model risk, defined as the potential negative consequences arising from decisions based on the results of wrong, inadequate or incorrectly used models.

According to this definition, the sources of model risk are as follows:

•   The model itself, due to the utilisation of incorrect or incomplete data, or due to the modelling method used and its implementation in systems.

•   Incorrect use of the model.

The materialisation of model risk may cause financial losses, erroneous commercial and strategic decision-making or damage to the Group’s transactions

The Group has been working towards the definition, management and control of model risk for several years. In 2015, a specific area was established within the Risk division to control this risk.

Model risk management and control functions are performed in the Corporate centre and in each of the Group’s main subsidiaries. To ensure adequate model risk management there are a set of policies and procedures which establish the principles, responsibilities and processes to follow during the model’s life cycle detailing aspects related to organisation, governance, model management and model validation, among others.

The supervision and control of model risk is proportional to the importance of each model. In this sense, a concept of tiering is defined as the attribute used to synthesise the model´s level of importance or model significance, from which the intensity of the risk management processes that must be followed is determined.

At the end of 2017, we launched a strategic plan, model risk management 2.0 (MRM 2.0), as an anticipatory measure to reinforce the model risk management, revising each of the model governance phases and conveniently addressing new supervisors expectations set out in the 2018 ECB Guide on internal models.

MRM 2.0, currently underway, involves 3 phases (2018, 2019 and 2020) and includes 10 initiatives organised around 4 pillars:

•   Key elements: Initiatives related to governance, risk appetite, management scope and risk policies.

•   Processes: Initiatives related to the models life cycle phases.

•   Communication: Internal and external communication (monitoring, reports, training, etc.).

•   Model Risk Facilitators: infrastructure, tools and resources.

8.2 Model risk management

Model risk management and control is structured around a set of processes regarded as the model life cycle. The definition of the model life cycle phases in the Group is outlined as follows:

Identification

As soon as a model is identified, it is necessary to ensure that it is included in the model risk control perimeter.

One key feature for a proper model risk management is to have a complete and exhaustive inventory of the models used.

The Group has a centralised inventory, created on the basis of a uniform taxonomy for all models used at the different business units. The inventory contains all relevant information of each model, which allows for a proper monitoring according to their relevance and the tier criteria.

The inventory enables transversal analyses of information (by geographic area, types of model, importance, etc.), thereby facilitating strategic decision-making in connection with models.

Planning

It is an internal annual exercise, approved by the local units’ governance bodies and validated in the Corporate centre, which aims to establish a strategic action plan for all models included in the scope of management of the model risk function. It identifies the needs for resources related to the models that are going to be developed, revised and implemented during the year.

Development

This is the model’s construction phase, based on the needs established in the model plan and with the information provided by the specialists for that purpose.

The development must take place using common standards for the Group, and which are defined by the Corporate centre. This ensures the quality of the models used for decision-making purposes.

Internal validation

Independent validation of models is not only a regulatory requirement in certain cases, but it is also a key feature for proper management and control of the Group’s model risk.

Hence, there is a specialised unit, autonomous from developers and users, which draws up technical opinions on the suitability of internal models, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion is expressed through a rating which summarises the model risk associated with it.

The internal validation process covers all models within the model risk control scope, ranging from those used in the risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provisions models, stress tests, etc.) to models used in functions that support  decision-making.

The validation scope includes not only more theoretical or methodological aspects, but also the IT systems and the data quality that models rely upon for their effective functioning. In general, it includes all relevant aspects of management in general (controls, reporting, uses, senior management involvement etc.).

The internal corporate validation environment is fully aligned with the internal validation criteria of advanced models produced by the financial regulators with authority over the Group. This maintains the criterion of a separation of functions between units developing and using the models (first line of defence), internal validation units (second line of defence) and Internal Audit (third line) which, as the last layer of control, is responsible for reviewing the effectiveness of the function and its compliance with internal and external policies and procedures, and issuing an opinion on its level of effective independence.

The internal validation function is executed in a decentralised manner through five validation units. The coordination and harmonisation of the validation practices and processes is ensured through a specific initiative, which has been reinforced within the MRM 2.0 project.

One of these pillars is the consistency analysis process carried out by the validation units, which includes the review of the issued recommendations, the severity thereof and the rating assigned. In this way it acts as an important point of control of the consistency and comparability of the validation works. The validation works are only concluded once this phase of consistency has been completed.

Approval

Before being deployed and therefore used, each model must be submitted for approval to the corresponding governance bodies.

Deployment and use

This is the phase during which the newly developed model is implemented in the system in which it will be used. As noted, above, this implementation phase is another possible source of model risk. It is therefore essential that tests are conducted by technical units and the model owners to certify that the model has been implemented pursuant to the methodological definition and functions as expected.

Monitoring and control

Models have to be regularly reviewed to ensure their correct performance and that they are suitable for their purpose. Otherwise, they must be adapted or redesigned.

Also, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and related internal regulations.

9. Strategic risk

9.1 Introduction

Strategic risk is the risk of loss or harm arising from strategic decisions or poor implementation of decisions affecting the long-term interests of the Group’s main stakeholders, or inability to adapt to changes in the environment.

The Group’s business model must be taken into account, as a key factor on which strategic risk pivots. It has to be viable and sustainable; therefore it has to be able to generate results in accordance with the Group’s targets, every year and at least during the following three years, as well as being consistent with the long-term view.

Within strategic risk, three main components are differentiated:

1

Business model risk: the risk associated with the Group’s business model. This includes, among others, the risk of it being obsolescent, irrelevant, and/or losing value, and so not being able to deliver the expected results. This risk is caused by both external and internal factors.

2

Strategy design risk: the risk associated with the strategy set out in the Group’s five-year strategic plan, including the risk that the strategic plan may not be adequate per sé, or due to its assumptions, and thus the Group will not be able to deliver on its unexpected results.

3

Strategy execution risk: the risk associated with executing long-term strategic plans and three-year plans. The risks to be taken into account include both the internal and external factors described above, the inability to react to changes in the business environment, and, lastly, risks associated with corporate development transactions.

9.2 Strategic risk management

For Santander, strategic risk is considered to be a transversal risk, and counts with a strategic risk control and management model which is used as a reference by the Group subsidiaries. This model encompasses the procedure and necessary tools for the correct risk monitoring and control:

•   Long-term strategic plan and three-year plan: the strategic risk function, with the support of different areas of the Risk division, monitors and challenges, in an independent way, the risk management activities performed by the strategy function, adding an integrated section, although independent, to the long-term strategic plan and three-year financial plan (Risk assessment).

•   Corporate development transactions: the Strategic risk function, with the support of different areas of the Risk division, ensures that the corporate development transactions consider an adequate risk assessment and its impact on both Santander’s risk profile and risk appetite.

•   Top risks: the Group identifies, evaluates and monitors those risks that have a significant impact on its results, liquidity or capital that might involve undesirable concentrations affecting the entity’s financial health. It consists of two main categories: i) macroeconomic and geopolitical and ii) idiosyncratic (competitive environment and customers, regulatory environment and internal factors).

•   Strategic risk report: is a report executed jointly by the strategy function and strategic risk, as a combined tool for the monitoring and assessment of the Group’s strategy, as well as associated risks. This report is presented to the board of directors and contains: strategy execution, strategic projects, corporate development transactions, business model performance, main threats (top risks) and risk profile.

Glossary

2018 AGM	Our annual general shareholders’ meeting held on 23 March 2018
2019 AGM	Our annual general shareholders’ meeting that has been called for 11 or 12 April 2019, at first or second call respectively
Active customer	Those customers who comply with balance, income and/or transactionality demanded minimums defined according to the business area
AGM	Annual General Shareholders´ meeting
ALCO	Asset-Liability Committee
AML	Anti -money laundering
AORM	Advance Operational Risk Management
ARM	Advance Risk Management
ASF	Available Stable Funding
ASR	Recovered write-off assets (Activos en suspenso recuperados)
AT1	Additional Tier 1
ATF	Anti-terrorist financing
ATM	Automated teller machine
AVAs	Additional Valuation Adjustments
Banco Popular/Popular	Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018
BAU	Business as usual
Basel or Basel Committee	The Basel Committee on Banking Supervision
BCMS	Business Continuity Management System
bps	basis points
BRRD	Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time
BSI	Banco Santander International
BSPR	Banco Santander Puerto Rico
C&C	Compliance and Conduct
CAF	Development Bank of Latin America
CAGR	Compound annual growth rate
CAP	Maximum nominal amount of a risk operation, excluding market transactions
CCO	Chief Compliance Officer
CCoB	Capital Conservation Buffer
CCP	Central Counterparties
CCPS	Contingent Convertible Preferred Securities
CCSM	Code of Conduct in Securities Markets
CDS	Credit Default Swaps

CEB	Council of Europe Development Bank
CEO	Chief Executive Officer
CER	Credit equivalent risk
CET 1	Core equity tier 1
CNMV	Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
Corporate Centre	Our headquarters in Boadilla and business segment as described in section 4.1 ‘Description of businesses’ in the Economic and financial review chapter.
Corporation

All the governing bodies, organisational structures and employees entrusted by Banco Santander, S.A. to exercise oversight and control across the entire Group, including those functions typically associated with the relationship between a parent company and its subsidiaries.

COSO	Committee of Sponsoring Organisations of the Tradeway Commission
CRD IV package	The prudential framework established by the CRD and CRR currently in force
CRE	Credit Risk Equivalent
CRO	Chief Risk Officer
CRR	Regulation (EU) 575/2013 on prudential requirements for credit institutions and investment firms, as amended from time to time
CRS	The Common Reporting Standard approved by the OECD Council on 15 July 2014
CSA	Credit Support Annex
CVA	Credit Valuation Adjustment
D&I	Diversity & inclusion
DI	Debt to Income
Digital customers	Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days.
Dodd-Frank Act	The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DRA	Documento de Registro de Acciones or Share Registration Document
DVA	Debt Valuation Adjustment
EAD	Exposure at Default
EBA	European Banking Authority
EBRD	European Bank for Reconstruction and Development
ECB	European Central Bank
EIB	European Investment Bank
EMIR	Regulation (EU) 648/2012 on OTC derivatives, central counterparties and trade repositories, as amended from time to time
EP	Equator Principles
EPS	Earnings Per Share

ERC	Executive Risk Committee
ES	Expected Shortfall
ESG	Environmental Social and Governance
ESMA	European Securities and Markets Authority
ETF	Exchange Traded Funds
EU	European Union
EVE	Economic Value of Equity
EWIs	Early Warning Indicators
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FCA	Fiat Chrysler Automobiles
FED	Federal Reserve
FL CET1	Common Equity tier 1 fully loaded / Fully loaded CET1
FRA	Forward Rate Agreements
FX	Foreign Exchange
GCCO	Group Chief Compliance Officer
GCRO	Group Chief Risk Officer
GDP	Gross Domestic Product
GDPR	General Data Protection Regulation
GMRA	Global Master Repurchase Agreement
GPG	Gender pay gap
GPTW	Great Place to Work
GRI	Global Reporting Initiative
G-SIB	Global Systematically Important Banks
GSM	General shareholders’ meeting
HR	Human Resource
ICAAP	Internal Capital Adequacy Assessment Process
ICAC	Spanish Instituto de Contabilidad y Auditoría de Cuentas
ICFR	Internal control over financial reporting
ICM	Internal control model
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards (IFRS) as adopted in the EU pursuant to Regulation (EC) 1606/2002 on the application of international accounting standards, as amended from time to time
IFRS9	International Financial Reporting Standards

ILAAP	Internal Liquidity Adequacy Assessment Process
IMF	International Monetary Fund
IRC	Incremental Risk Charge
IRRBB	Interest Rate Risk in the Banking Book
ISMA	International Securities Market Association
IT	Information technology
LCR	Liquidity Coverage Ratio
LGD	Loss Given Default
Loyal customers

Active customer who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

LTV	Loan to Value
MiFID 2	Markets in Financial Instruments Directive.
MREL	Minimum requirement for own funds and eligible liabilities which is required to be met under the BRRD
MRM	Model Risk Management
MtM	Mark-to-Markets
NAFTA	North American Free Trade Agreeement
NGO	Non-governmental organisation
NII	Net Interest Income
NPAs	Non-productive assets
NPLs	Non-performing loans
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control
OM	Organised Markets
ONP	Ordinary net profit
OR	Operational risk
ORX	Operational Risk Exchange
OSLA	Overseas Securities Lender’s Agreement
OTC	Over the counter
P&L	Profit and Loss
PD	Probability of Default

People supported in our communities

The Bank has devised a corporate methodology tailored to Santander’s requirements and specific model for contributing to society. This methodology identifies a series of principles, definitions and criteria to allow the Bank to consistently keep track of those people who have benefited from the programmes, services and products with a social and/or environmental component promoted by the Bank. This methodology has been reviewed by an external auditor.

PMO	Project management office
POCI	Purchased or Originated Credit Impaired
POS	Point of sale
PPNR	Pre-Provisions Net Revenue
PRI	Principles for responsible Investment
PRIIPS	Regulation 1286/2014 on key information documents for packaged retail and insurance-based investment products, as amended from time to time
PSD2	Payment Services Directive II
PwC	PricewaterhouseCoopers Auditores, S.L.
R&D&i	Research, development and innovation
RAF	Risk appetite framework
RAS	Risk Appetite Statement
RBSCC	Responsible banking, sustainability and culture committee
RCC	Risk Control Committee
RCSA	Risk control self-assessment
RDA	Risk Data Aggregation
RIA	Risk Identification and Assessment
RoA	Return on assets
RoE	Return on equity
RoRAC	Return on risk adjusted capital
RoRWA	Return on risk weighted assets
RoTE	Return on tangible equity
RSF	Required Stable Funding
RRF	Risk Reporting Framework
RWAs	Risk weighted assets
S&P 500	The S&P 500 index maintained by S&P Dow Jones Indices LLC
SAM	Santander Asset Management
Santander Consumer US	Santander Consumer USA Holdings Inc.
SBNA	Santander Bank N.A.
SCAN	Santander Customer Assessment Note
SCF	Santander Consumer Finance
SCIB	Santander Corporate & Investment Banking

SCPs	Strategic commercial plans
SCUSA	Santander Consumer US
SDG	Sustainable Development Goals
SEC	Securities and Exchanges Commission
SHUSA	Santander Holdings USA, Inc.
SIS	Santander Investment Securities
SMEs	Small or medium enterprises
SOX	Sarbanes-Oxley Act of 2002
Spanish Companies Act	Spanish companies act approved by Royal Decree Law 1/2010, as amended from time to time
Spanish Securities Markets	Spanish securities markets act approved by Royal Decree Law 4/2015, as amended from time to time
SPF	Simple, Personal and Fair
SRB	European Single Resolution Board
SREP	Supervisory Review and Evaluation Proccess
SRF	Single Resolution Fund
SRI	Socially Responsible Investment
SRT	Significant Risk Transfer
SSM	Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries.
STEM	Science, Technology, Engineering and Mathematics
T2	Tier 2
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	The total loss absorption capacity requirement which is required to be met under the CRD V package
TF	Terrorist financing
TNC	The Nature Conservancy
TOM	Target Operational Model
TSR	Total Shareholder Return
UHNW	Ultra High Net Worth
UK	United Kingdom
UN SDG	United Nations Sustainable Development Goals
UNEP FI	United Nations Environmental Program Financial Initiative
US	United States of America
VaE	Value at Earnings
VaR	Value at Risk
Volcker Rule	Section 619 of the Dodd-Frank Act
VRAC	Vendor Risk Assessment Centre
WBCSD	World Business Council for Sustainable Development
Wolfsberg group	Association of thirteen global banks which aims to develop frameworks and guidance for the management of financial crime risks

General information

Corporate information

Banco Santander, S.A. is a Spanish bank, incorporated as sociedad anónima in Spain and is the parent company of Grupo Santander. Banco Santander, S.A. operates under the commercial name Santander.

The Bank’s Legal Entity Identifier (LEI) is 5493006QMFDDMYWIAM13 and its Spanish tax identification number is A-390000013. The Bank is registered with the Companies Registry of Cantabria, and its Bylaws have been adapted to the Spanish Companies Act by means of the notarial deed instrument executed in Santander on 29 July 2011 before the notary Juan de Dios Valenzuela García, under number 1209 of his book and filed with the Companies Registry of Cantabria in volume 1006 of the archive, folio 28, page number S-1960, entry 2038.

The Bank is also registered in the Official registry of entities of Bank of Spain with code number 0049.

The Bank’s registered office is at:

Paseo de Pereda, 9-12

39004 Santander

Spain

The Bank’s principal executive offices are located at:

Santander Group City

Avda. de Cantabria s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: (+34) 91 259 65 20

Corporate history

The Bank was established in the city of Santander by public deed before the notary José Dou Martínez on 3 March 1856, which  was later ratified and amended in part by a second public deed dated 21 March 1857 executed before the notary José María Olarán. The Bank commenced operations upon incorporation on 20 August 1857 and, according to article 4 of the Bylaws, its duration shall be for an indefinite period. It was transformed into a credit corporation (sociedad anónima de crédito) by public deed, executed before notary Ignacio Pérez, on 14 January 1875 and registered in the Companies Registry Book of the Government’s Trade Promotion Section in the province of Santander. The Bank amended its Bylaws to conform to the Spanish public companies act of 1989 by means of a public deed executed in Santander on 8 June 1992 before the notary José María de Prada Díez and recorded in his notarial record book under number 1316.

On 15 January 1999, the boards of directors of Santander and Banco Central Hispanoamericano, S.A. agreed to merge Banco Central Hispanoamericano, S.A. into Santander, and to change Banco Santander’s name to Banco Santander Central Hispano, S.A. The shareholders of Santander and Banco Central Hispanoamericano, S.A. approved the merger on 6 March 1999, at their respective general meetings and the merger became effective in April 1999.

The Bank’s general shareholders’ meeting held on 23 June 2007 approved the proposal to change back the name of the Bank to Banco Santander, S.A.

As indicated above, the Bank brought its Bylaws into line with the Spanish Companies Act by means of a public deed executed in Santander on 29 July 2011.

The Bank’s general shareholders’ meeting held on 22 March 2013 approved the merger by absorption of Banco Español de Crédito, S.A.

On 7 June 2017, Santander acquired the entire share capital of Banco Popular Español, S.A. in an auction in connection with a resolution plan adopted by the European Single Resolution Board (the European banking resolution authority) and executed by the FROB (the Spanish banking resolution authority) following a determination by the European Central Bank that Banco Popular was failing or likely to fail, in accordance with Regulation (EU) 806/2014 establishing a framework for the recovery and resolution of credit institutions and investment firms. On 24 April 2018, the Bank announced that the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. had agreed to an absorption of Banco Popular by Banco Santander. The legal absorption was effective on 28 September 2018.

Shareholder and investor relations

Santander Group City

Pereda, 2ª planta

Avda. de Cantabria, s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: (+34) 91 259 65 14

investor@gruposantander.com

Hard copies of the Bank’s annual report can be requested by shareholders free of charge at the address and phone number indicated above.

Media enquiries

Santander Group City

Arrecife, 2ª planta

Avda. de Cantabria, s/n

28660 Boadilla del Monte

Madrid

Spain

Telephone: (+34) 91 289 52 11

comunicacion@gruposantander.com

Customer service department

Calle Princesa, 25

Edificio Hexágono, 2ª planta

28008 Madrid

Spain

Telephone: (+34) 91 759 48 36

atenclie@gruposantander.com

Banking Ombudsman in Spain (Defensor del cliente en España)

Mr José Luis Gómez-Dégano

Apartado de Correos 14019

28080 Madrid

Spain

Part 2. Consolidated
financial statements

Auditor’s report
and consolidated
financial statements

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

[This page intentionally left blank.]

Auditor’s
report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2018, 2017 and 2016, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1.b. to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

March 25, 2019

We have served as the Company’s auditor since 2016.

Consolidated
financial
statements

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

ASSETS (*)	Note	2018	2017	2016
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		113,663	110,995	76,454

FINANCIAL ASSETS HELD FOR TRADING		92,879	125,458	148,187
Derivatives	9 and 11	55,939	57,243	72,043
Equity instruments	8	8,938	21,353	14,497
Debt instruments	7	27,800	36,351	48,922
Loans and advances		202	10,511	12,725
Central banks	6	—	—	—
Credit institutions	6	—	1,696	3,221
Customers	10	202	8,815	9,504
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,495	50,891	38,145

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		10,730	—	—
Equity instruments	8	3,260	—	—
Debt instruments	7	5,587	—	—
Loans and advances		1,883	—	—
Central banks	6	—	—	—
Credit institutions	6	2	—	—
Customers	10	1,881	—	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	—	—

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		57,460	34,782	31,609
Equity instruments	8	—	933	546
Debt instruments	7	3,222	3,485	3,398
Loans and advances		54,238	30,364	27,665
Central banks	6	9,226	—	—
Credit institutions	6	23,097	9,889	10,069
Customers	10	21,915	20,475	17,596
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		6,477	5,766	2,025

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		121,091	—	—
Equity instruments	8	2,671	—	—
Debt instruments	7	116,819	—	—
Loans and advances		1,601	—	—
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	1,601	—	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		35,558	—	—

FINANCIAL ASSETS AVAILABLE-FOR-SALE		—	133,271	116,774
Equity instruments	8	—	4,790	5,487
Debt instruments	7	—	128,481	111,287
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	43,079	23,980

	Note	2018	2017	2016
FINANCIAL ASSETS AT AMORTISED COST		946,099	—	—
Debt instruments	7	37,696	—	—
Loans and advances		908,403	—	—
Central banks	6	15,601	—	—
Credit institutions	6	35,480	—	—
Customers	10	857,322	—	—
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		18,271	—	—

LOANS AND RECEIVABLES		—	903,013	840,004
Debt instruments	7	—	17,543	13,237
Loans and advances		—	885,470	826,767
Central banks	6	—	26,278	27,973
Credit institutions	6	—	39,567	35,424
Customers	10	—	819,625	763,370
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	8,147	7,994

INVESTMENTS HELD-TO-MATURITY	7	—	13,491	14,468
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		—	6,996	2,489

HEDGING DERIVATIVES	36	8,607	8,537	10,377

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK	36	1,088	1,287	1,481

INVESTMENTS	13	7,588	6,184	4,836
Joint ventures entities		979	1,987	1,594
Associated entities		6,609	4,197	3,242

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	15	324	341	331

TANGIBLE ASSETS		26,157	22,974	23,286
Property, plant and equipment	16	24,594	20,650	20,770
For own-use		8,150	8,279	7,860
Leased out under an operating lease		16,444	12,371	12,910
Investment property	16	1,563	2,324	2,516
Of which leased out under an operating lease		1,195	1,332	1,567
Memorandum items: acquired in lease		98	96	115

INTANGIBLE ASSETS		28,560	28,683	29,421
Goodwill	17	25,466	25,769	26,724
Other intangible assets	18	3,094	2,914	2,697

TAX ASSETS		30,251	30,243	27,678
Current tax assets		6,993	7,033	6,414
Deferred tax assets	27	23,258	23,210	21,264

OTHER ASSETS		9,348	9,766	8,447
Insurance contracts linked to pensions	14	210	239	269
Inventories		147	1,964	1,116
Other	19	8,991	7,563	7,062

NON-CURRENT ASSETS HELD FOR SALE	12	5,426	15,280	5,772
TOTAL ASSETS		1,459,271	1,444,305	1,339,125

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2018.

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

LIABILITIES (*)	Note	2018	2017	2016
FINANCIAL LIABILITIES HELD FOR TRADING		70,343	107,624	108,765
Derivatives	9	55,341	57,892	74,369
Short positions	9	15,002	20,979	23,005
Deposits		—	28,753	11,391
Central banks	20	—	282	1,351
Credit institutions	20	—	292	44
Customers	21	—	28,179	9,996
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		68,058	59,616	40,263
Deposits		65,304	55,971	37,472
Central banks	20	14,816	8,860	9,112
Credit institutions	20	10,891	18,166	5,015
Customers	21	39,597	28,945	23,345
Marketable debt securities	22	2,305	3,056	2,791
Other financial liabilities	24	449	589	—
Memorandum items: subordinated liabilities	23	—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST		1,171,630	1,126,069	1,044,240
Deposits		903,101	883,320	791,646
Central banks	20	72,523	71,414	44,112
Credit institutions	20	89,679	91,300	89,764
Customers	21	740,899	720,606	657,770
Marketable debt securities	22	244,314	214,910	226,078
Other financial liabilities	24	24,215	27,839	26,516
Memorandum items: subordinated liabilities	23	23,820	21,510	19,902

HEDGING DERIVATIVES	36	6,363	8,044	8,156

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	303	330	448

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	15	765	1,117	652

PROVISIONS	25	13,225	14,489	14,459
Pensions and other post-retirement obligations		5,558	6,345	6,576
Other long term employee benefits		1,239	1,686	1,712
Taxes and other legal contingencies		3,174	3,181	2,994
Contingent liabilities and commitments		779	617	459
Other provisions		2,475	2,660	2,718

TAX LIABILITIES		8,135	7,592	8,373
Current tax liabilities		2,567	2,755	2,679
Deferred tax liabilities	27	5,568	4,837	5,694

OTHER LIABILITIES	26	13,088	12,591	11,070

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,351,910	1,337,472	1,236,426

	Note	2018	2017	2016
SHAREHOLDERS´ EQUITY	30	118,613	116,265	105,977

CAPITAL	31	8,118	8,068	7,291
Called up paid capital		8,118	8,068	7,291
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	50,993	51,053	44,912
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		565	525	—
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		565	525	—
OTHER EQUITY	34	234	216	240
ACCUMULATED RETAINED EARNINGS	33	56,756	53,437	49,953
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(3,567)	(1,602)	(949)
Reserves or accumulated losses in joint ventures investments		917	724	466
Others		(4,484)	(2,326)	(1,415)
(-) OWN SHARES	34	(59)	(22)	(7)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		7,810	6,619	6,204
(-) INTERIM DIVIDENDS	4	(2,237)	(2,029)	(1,667)

OTHER COMPREHENSIVE INCOME		(22,141)	(21,776)	(15,039)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	29	(2,936)	(4,034)	(3,933)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	29	(19,205)	(17,742)	(11,106)

NON-CONTROLLING INTEREST	28	10,889	12,344	11,761
Other comprehensive income		(1,292)	(1,436)	(853)
Other items		12,181	13,780	12,614

EQUITY (*)		107,361	106,833	102,699
TOTAL LIABILITIES AND EQUITY		1,459,271	1,444,305	1,339,125
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loans commitment granted		218,083	207,671	202,097
Financial guarantees granted		11,723	14,499	17,244
Other commitments granted		74,389	64,917	57,055

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of December 31, 2018.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

		(Debit) Credit
(*)	Note	2018	2017	2016
Interest income	38	54,325	56,041	55,156
Financial assets at fair value through other comprehensive income		4,481	4,384	4,522
Financial assets at amortised cost		47,560	49,096	48,084
Other interest income		2,284	2,561	2,550
Interest expense	39	(19,984)	(21,745)	(24,067)
Interest income/ (charges)		34,341	34,296	31,089
Dividend income	40	370	384	413
Income from companies accounted for using the equity method	13 and 41	737	704	444
Commission income	42	14,664	14,579	12,943
Commission expense	43	(3,179)	(2,982)	(2,763)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	604	404	869
Financial assets at amortised cost		39	—	—
Other financial assets and liabilities		565	—	—
Gain or losses on financial assets and liabilities held for trading, net	44	1,515	1,252	2,456
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortised cost		—	—	—
Other gains (losses)		1,515	—	—
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	44	331	—	—
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortised cost		—	—	—
Other gains (losses)		331	—	—
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	(57)	(85)	426
Gain or losses from hedge accounting, net	44	83	(11)	(23)
Exchange differences, net	45	(679)	105	(1,627)
Other operating income	46	1,643	1,618	1,919
Other operating expenses	46	(2,000)	(1,966)	(1,977)
Income from assets under insurance and reinsurance contracts	46	3,175	2,546	1,900
Expenses from liabilities under insurance and reinsurance contracts	46	(3,124)	(2,489)	(1,837)
Total income		48,424	48,355	44,232
Administrative expenses		(20,354)	(20,400)	(18,737)
Personnel expenses	47	(11,865)	(12,047)	(11,004)
Other general administrative expenses	48	(8,489)	(8,353)	(7,733)
Depreciation and amortisation	16 and 18	(2,425)	(2,593)	(2,364)
Provisions or reversal of provisions, net	25	(2,223)	(3,058)	(2,508)

		(Debit) Credit
	Note	2018	2017	2016
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(8,986)	(9,259)	(9,626)
Financial assets at fair value through other comprehensive income		(1)	—	—
Financial assets at amortised cost	10	(8,985)	—	—
Financial assets measured at cost		—	(8)	(52)
Financial assets available-for-sale		—	(10)	11
Loans and receivables	10	—	(9,241)	(9,557)
Held-to-maturity investments		—	—	(28)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	(17)	(13)	(17)
Impairment or reversal of impairment on non-financial assets, net		(190)	(1,260)	(123)
Tangible assets	16	(83)	(72)	(55)
Intangible assets	17 and 18	(117)	(1,073)	(61)
Others		10	(115)	(7)
Gain or losses on non-financial assets and investments, net	49	28	522	30
Negative goodwill recognised in results		67	—	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	50	(123)	(203)	(141)
Operating profit/(loss) before tax		14,201	12,091	10,768
Tax expense or income from continuing operations	27	(4,886)	(3,884)	(3,282)
Profit from continuing operations		9,315	8,207	7,486
Profit or loss after tax from discontinued operations	37	—	—	—
Profit for the year		9,315	8,207	7,486
Profit attributable to non-controlling interests	28	1,505	1,588	1,282
Profit attributable to the parent		7,810	6,619	6,204
Earnings per share
Basic	4	0.449	0.404	0.401
Diluted	4	0.448	0.403	0.399

(*) See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2018.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

(*)	Note	2018	2017	2016
CONSOLIDATED PROFIT FOR THE YEAR		9,315	8,207	7,486

OTHER RECOGNISED INCOME AND EXPENSE		(1,899)	(7,320)	(303)
Items that will not be reclassified to profit or loss	29	332	(88)	(806)
Actuarial gains and losses on defined benefit pension plans		618	(157)	(1,172)
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	1	(1)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	36	(174)	—
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		109	—
Income tax relating to items that will not be reclassified		(222)	68	367
Items that may be reclassified to profit or loss	29	(2,231)	(7,232)	503
Hedges of net investments in foreign operations (effective portion)	36	(2)	614	(1,329)
Revaluation gains (losses)		(2)	614	(1,330)
Amounts transferred to income statement		—	—	1
Other reclassifications		—	—	—
Exchanges differences	36	(1,874)	(8,014)	676
Revaluation gains (losses)		(1,874)	(8,014)	682
Amounts transferred to income statement		—	—	(6)
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	174	(441)	495
Revaluation gains (losses)		491	501	6,231
Amounts transferred to income statement		(317)	(942)	(5,736)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale		—	683	1,326
Revaluation gains (losses)	29	—	1,137	2,192
Amounts transferred to income statement		—	(454)	(866)
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		(591)	—	—
Revaluation gains (losses)	29	(29)	—	—
Amounts transferred to income statement		(562)	—	—
Other reclassifications		—	—	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(77)	(70)	80
Income tax relating to items that may be reclassified to profit or loss		139	(4)	(745)
Total recognised income and expenses for the year		7,416	887	7,183
Attributable to non-controlling interests		1,396	1,005	1,656
Attributable to the parent		6,020	(118)	5,527

(*) See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended December 31, 2018.

[This page intentionally left blank.]

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

												Non-controlling interest
			Equity						Profit
			instruments	Other	Accumulated				attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as of 12-31-17	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(1,473)	—	—	—	1,425	253	(1,545)	(1,340)
Opening balance as of 01-01-18	8,068	51,053	525	216	53,437	—	(3,075)	(22)	6,619	(2,029)	(20,351)	(1,183)	12,235	105,493
Total recognised income and expense	—	—	—	—	—	—	—	—	7,810	—	(1,790)	(109)	1,505	7,416
Other changes in equity	50	(60)	40	18	3,319	—	(492)	(37)	(6,619)	(208)	—	—	(1,559)	(5,548)
Issuance of ordinary shares	50	(60)	—	—	—	—	10	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(968)	—	—	—	—	(2,237)	—	—	(687)	(3,892)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,026)	—	—	—	—	—	(1,026)
Disposal of equity instruments	—	—	—	—	—	—	—	989	—	—	—	—	—	989
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287	—	303	—	(6,619)	2,029	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	59	—	—	—	—	—	(660)	(601)
Share-based payment	—	—	—	(74)	—	—	—	—	—	—	—	—	17	(57)
Others increases or (-) decreases of the equity	—	—	40	92	—	—	(864)	—	—	—	—	—	(229)	(961)
Balance as of 12-31-18	8,118	50,993	565	234	56,756	—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2018.

[This page intentionally left blank.]

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

												Non-controlling interest
			Equity						Profit
			instruments	Other	Accumulated				attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as of 12-31-16	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as of 01-01-17	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognised income and expense	—	—	—	—	—	—	—	—	6,619	—	(6,737)	(583)	1,588	887
Other changes in equity	777	6,141	525	(24)	3,484	—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
Issuance of ordinary shares	777	6,141	—	—	—	—	6	—	—	—	—	—	543	7,467
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—	—	—	—	—	—	—	—	592	1,117
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(2,029)	—	—	(665)	(3,496)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,309)	—	—	—	—	—	(1,309)
Disposal of equity instruments	—	—	—	—	—	—	26	1,294	—	—	—	—	—	1,320
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286	—	251	—	(6,204)	1,667	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(39)	(39)
Share-based payment	—	—	—	(72)	—	—	—	—	—	—	—	—	24	(48)
Others increases or (-) decreases of the equity	—	—	—	48	—	—	(936)	—	—	—	—	—	(867)	(1,755)
Balance as of 12-31-17 (*)	8,068	51,053	525	216	53,437	—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2018.

[This page intentionally left blank.]

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

			Equity						Profit			Non-Controlling interest
			instruments	Other	Accumulated				attributable to		Other	Other
		Share	issued	equity	retained	Revaluation	Other	(-) Own	shareholders	(-) Interim	comprehensive	comprehensive	Others
(*)	Capital	premium	(not capital)	instruments	earnings	reserves	reserves	shares	of the parent	dividends	income	income	items	Total
Balance as of 12-31-15	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as of 01-01-16	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognised income and expense	—	—	—	—	—	—	—	—	6,204	—	(677)	374	1,282	7,183
Other changes in equity	74	(89)	—	26	3,524	—	(280)	203	(5,966)	(121)	—	—	(608)	(3,237)
Issuance of ordinary shares	74	(89)	—	—	—	—	15	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)
Dividends	—	—	—	—	(722)	—	—	—	—	(1,667)	—	—	(800)	(3,189)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,380)	—	—	—	—	—	(1,380)
Disposal of equity instruments	—	—	—	—	—	—	15	1,583	—	—	—	—	—	1,598
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,246	—	174	—	(5,966)	1,546	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(197)	(197)
Share-based payment	—	—	—	(79)	—	—	—	—	—	—	—	—	—	(79)
Others increases or (-) decreases of the equity	—	—	—	105	—	—	(484)	—	—	—	—	—	(123)	(502)
Balance as of 12-31-16 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699

(*) See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2018.

[This page intentionally left blank.]

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Million of euros)

(*)	Note	2018	2017	2016
A. CASH FLOWS FROM OPERATING ACTIVITIES		3,416	40,188	21,823
Profit for the year		9,315	8,207	7,486
Adjustments made to obtain the cash flows from operating activities		21,714	23,927	22,032
Depreciation and amortisation		2,425	2,593	2,364
Other adjustments		19,289	21,334	19,668
Net increase/(decrease) in operating assets		51,550	18,349	17,966
Financial assets held-for-trading		(31,656)	(18,114)	6,234
Non-trading financial assets mandatorily at fair value through profit or loss		5,795	—	—
Financial assets at fair value through profit or loss		16,275	3,085	(12,882)
Financial assets at fair value through other comprehensive income		(2,091)	—	—
Financial assets available-for-sale		—	2,494	(7,688)
Financial assets at amortised cost		61,345	—	—
Loans and receivables		—	32,379	27,938
Other operating assets		1,882	(1,495)	4,364
Net increase/(decrease) in operating liabilities		27,279	30,540	13,143
Financial liabilities held-for-trading		(36,315)	1,933	8,032
Financial liabilities designated at fair value through profit or loss		8,312	19,906	(13,450)
Financial liabilities at amortised cost		60,730	12,006	21,765
Other operating liabilities		(5,448)	(3,305)	(3,204)
Income tax recovered/(paid)		(3,342)	(4,137)	(2,872)
B. CASH FLOWS FROM INVESTING ACTIVITIES		3,148	(4,008)	(13,764)
Payments		12,936	10,134	18,204
Tangible assets	16	10,726	7,450	6,572
Intangible assets	18	1,469	1,538	1,768
Investments	13	11	8	48
Subsidiaries and other business units		730	838	474
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments		—	300	9,342
Other payments related to investing activities		—	—	—
Proceeds		16,084	6,126	4,440
Tangible assets	16	3,670	3,211	2,608
Intangible assets	18	—	—	—
Investments	13	2,327	883	459
Subsidiaries and other business units		431	263	94
Non-current assets held for sale and associated liabilities	12	9,656	1,382	1,147
Held-to-maturity investments		—	387	132
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(3,301)	4,206	(5,745)
Payments		7,573	7,783	9,744
Dividends	4	3,118	2,665	2,309
Subordinated liabilities	23	2,504	2,007	5,112
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		1,026	1,309	1,380
Other payments related to financing activities		925	1,802	943
Proceeds		4,272	11,989	3,999
Subordinated liabilities	23	3,283	2,994	2,395
Issuance of own equity instruments		—	7,072	—
Disposal of own equity instruments		989	1,331	1,604
Other proceeds related to financing activities		—	592	—
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(595)	(5,845)	(3,611)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,668	34,541	(1,297)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		110,995	76,454	77,751
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		113,663	110,995	76,454
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		10,370	8,583	8,413
Cash equivalents at central banks		89,005	87,430	54,637
Other financial assets		14,288	14,982	13,404
Less: Bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		113,663	110,995	76,454
In which: restricted cash		—	—	—

(*) See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2018.

Notes to the
consolidated
financial
statments

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2018

1.    Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information

a)Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group's consolidated financial statements, which also include the interests in joint ventures and investments in associates.

At December 31, 2018, the Group consisted of 719 subsidiaries of Banco Santander, S.A. In addition, other 170 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).

b)Basis of presentation of the consolidated financial statements (consolidated annual accounts)

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

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December on Public and Confidential Financial Reporting Rules and Formats, which was repealed on January 1, 2018 by the Circular 4/2017 issued by the Bank of Spain on November 27, 2017 and subsequent modifications.

The Group's consolidated financial statements for 2018 were authorised by the Bank's directors (at the board meeting on February 26, 2019) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2, accordingly, they present fairly the Group's equity and financial position at December 31, 2018, 2017 and 2016 and the consolidated results of its operations and the consolidated cash flows in 2018, 2017 and 2016. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”)

The notes to the consolidated financial statements contain additional information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these statements.

Adoption of new standards and interpretations issued

The following modifications came into force and were adopted by the European Union in 2018:

-	IFRS9 Financial instruments

On January 1, 2018, IFRS9 Financial instruments entered into force. IFRS9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at January 1, 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS9 also significantly modifies other standards related to financial instruments such as IFRS7 "Financial instruments: disclosure”.

Additionally, IFRS9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management,

allowing to be a greater variety of derivative financialinstruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS9. Entities have the option of continuing to apply IAS39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group applies IAS39 in hedge accounting.

For breakdowns of the notes, according to the regulations in force, the amendments relating to IFRS7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

The following breakdowns relate to the impact of the adoption of IFRS9 in the Group:

a)	Classification and measurement of financial instruments

The following table shows a comparison between IAS39 as of December 31, 2017 and IFRS9 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS9 regarding classification and measurement (without impairment), as well as its book value:

IAS39			IFRS9
		Book value		Book value
Balance	Portfolio	(Million of euros)	Portfolio	(Million of euros)
Equity instruments	Financial assets available for sale	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
	(including those that were valued at cost at December)		Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96
Debt instruments	Financial assets available for sale	6,589	Financial assets at amortised cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortised cost	13,491
	Loans and receivables	10,179	Non-trading financial assets mandatorily at fair value through profit or loss	611
			Financial assets at fair value through profit or loss	9,577
Loans and advances	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortised cost	1,102
Derivatives	Derivatives – hedging accounting (liabilities)	10	Derivatives - financial liabilities held for trading	10

b)	Reconciliation of impairment provisions from IAS39 to IFRS9

The following table shows a comparison between IAS39 as of December 31, 2017 and IFRS9 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS9:

	Million of euros
	IAS39		IFRS9
	12-31-2017	Impairment impact	01-01-2018
Financial assets at amortised cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	—	2	2
Debt instruments	—	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

c)	Balance sheet reconciliation from IAS39 to IFRS9

The following table shows in detail the reconciliation the consolidated balance sheet under IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS9:

	IAS39			Classification and		Impairment		IFRS9
ASSETS (Million of euros)	12-31-2017	Naming modifications (*)		measurement impact		impact		01-01-2018
Cash, cash balances at central banks and other deposits on demand	110,995	—		—		—		110,995
Financial assets held for trading	125,458	—		160		—		125,618
Derivatives	57,243	—		—		—		57,243
Equity instruments	21,353	—		—		—		21,353
Debt instruments	36,351	—		203		—		36,554
Loans and advances	10,511	—		(43)		—		10,468
Non-trading financial assets mandatorily at fair value through profit or loss	—	933		4,054	(c)	—		4,987
Equity instruments	—	933		1,651		—		2,584
Debt instruments	—	—		1,792		—		1,792
Loans and advances	—	—		611		—		611
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		—		42,075
Equity instruments	933	(933)		—		—		—
Debt instruments	3,485	—		(199)		—		3,286
Loans and advances	30,364	—		8,425	(a)	—		38,789
Financial assets at fair value through other comprehensive income	—	124,229		2,126		(2)		126,353
Equity instruments	—	2,636		533		—		3,169
Debt instruments	—	121,593		486		(2)		122,077
Loans and advances	—	—		1,107		—		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		—		—
Equity instruments	4,790	(2,636)		(2,154)	(c)	—		—
Debt instruments	128,481	(121,593)		(6,888)	(b)	—		—
Financial assets at amortised cost	—	889,779	(a)	21,297		(1,982)	(d)	909,094
Debt instruments	—	15,557	(b)	20,195	(b)	20		35,772
Loans and advances	—	874,222		1,102		(2,002)		873,322
Loans and receivables	903,013	(889,779)	(a)	(13,242)		8		—
Debt instruments	17,543	(15,557)		(1,994)	(c)	8		—
Loans and advances	885,470	(874,222)		(11,248)	(a,c)	—		—
Investments held to maturity	13,491	—		(13,491)	(b)	—		—
Investments	6,184	—		—		(34)		6,150
Other assets (**)	117,111	—		6		680	(e)	117,797
TOTAL ASSETS	1,444,305	—		94		(1,330)		1,443,069

(*)    Due to the entry into force of Bank of Spain Circular 4/2017.

(**)  Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Assets under insurance or reinsurance contracts, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)

The amount of the item Loans and receivables at December 31, 2017 is reclassified into Financial assets at amortised cost. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of EUR 8,600 million, which relate mainly to Brazil, which was designated at amortised cost; as a result of the initial implementation of IFRS9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b)

Instruments classified as Investments held to maturity at December 31, 2017 have been reclassified into Financial assets available-for-sale because of the initial implementation of IFRS9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31, 2017 as Financial assets available-for-sale, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is oriented towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as Financial assets at amortised cost.

c)

The Group has reclassified in Non-trading financial assets mandatory at fair value through profit or loss those financial instruments which have not comply with the SPPI test (solely payments of principal and interest) classified at December 31, 2017 mainly in Loans and receivables and Financial assets available for sale, which relate mainly to the UK, Spain and Poland.

d)	It corresponds to the increase in provisions for impairment of the value of the assets included in the item Financial assets at amortised cost derived from the change in accounting policy.
e)	This corresponds with increase on provisions for the tax effect referred in section d.

	IAS39		Classification and	Impairment	IFRS9
LIABILITIES (Million of euros)	12-31-2017	Naming modifications	measurement impact	impact	01-01-2018
Financial liabilities held for trading	107,624	—	10	—	107,634
Derivatives	57,892	—	10	—	57,902
Short positions	20,979	—	—	—	20,979
Deposits	28,753	—	—	—	28,753
Marketable debt securities	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	59,616	—	—	—	59,616
Deposits	55,971	—	—	—	55,971
Marketable debt securities	3,056	—	—	—	3,056
Other financial liabilities	589	—	—	—	589
Financial liabilities at amortised cost	1,126,069	—	—	—	1,126,069
Deposits	883,320	—	—	—	883,320
Marketable debt securities	214,910	—	—	—	214,910
Other financial liabilities	27,839	—	—	—	27,839
Hedging derivatives	8,044	—	(10)	—	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	—	—	—	330
Provisions	14,489	—	—	197	14,686
Contingent liabilities and commitments	617	—	—	197	814
Other provisions (*)	13,872	—	—	—	13,872
Other liabilities (**)	21,300	—	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	—	41	194	1,337,707

(*)    Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies and Other provisions (including guarantees and other contingent liabilities).

(**)  Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non-current assets held for sale.

	IAS39		Classification and	Impairment	IFRS9
EQUITY (Million of euros)	12-31-2017	Naming modifications (*)	measurement impact	impact	01-01-2018
Shareholders’ equity	116,265	—	91	(1,401)	114,955
Capital	8,068	—	—	—	8,068
Share premium	51,053	—	—	—	51,053
Equity instruments issued other than capital	525	—	—	—	525
Other equity	216	—	—	—	216
Accumulated retained earnings	53,437	—	—	—	53,437
Revaluation reserves	—	—	—	—	—
Other reserves	(1,602)	—	91	(1,401)	(2,912)
Own shares	(22)	—	—	—	(22)
Profit attributable to shareholders of the parent	6,619	—	—	—	6,619
Interim dividends	(2,029)	—	—	—	(2,029)

Other comprehensive income	(21,776)	—	(53)	—	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	—	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	—	—	—	(4,033)
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(1)	5	(5)	—	(1)
Other valuation adjustments	—	—	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	—	914	(141)	—	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	—	—	(6)	—	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	—	(18,562)
Hedge of net investment in foreign operations (effective portion)	(4,311)	—	—	—	(4,311)
Exchange differences	(15,430)	—	—	—	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	152	—	—	—	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	—	1,154	99	—	1,253
Hedging instruments (items not designated)	—	—	—	—	—
Financial assets available for sale	2,068	(2,068)	—	—	—
Debt instruments	1,154	(1,154)	—	—	—
Equity instruments	914	(914)	—	—	—
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(221)	(5)	—	—	(226)
Non controlling interests	12,344	—	15	(123)	12,236
Other comprehensive income	(1,436)	—	3	—	(1,433)
Other elements	13,780	—	12	(123)	13,669
EQUITY	106,833	—	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	—	94	(1,330)	1,443,069

(*)    Due to the entry into force of Bank of Spain Circular 4/2017.

The Group has chosen to apply a progressive 5-year transition period in accordance with Regulation (EU) 2017/2395 of the European Parliament and of the Council amending Regulation (EU) 575/2013 as regards transitional provisions to mitigate the impact of the introduction of IFRS9 on shareholders' equity. If the transitional provision of IFRS 9 had not been applied, the total impact of the fully loaded CET1 ratio on December 31, 2018 would be -27 b.p.

-

IFRS15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS18, Revenue; IAS11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS15, an entity recognises revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognise revenue when as the entity satisfies a performance obligation.

-	Clarifications to IFRS15 income coming from contracts with clients.

Given that IFRS15 does not apply to financial instruments and other contractual rights or obligations under the scope of IFRS9, no significant effects derived from the application of the aforementioned Accounting Standard and its clarifications in the Group's consolidated financial statements.

-

Modification to IFRS4 "Insurance contracts" applying IFRS9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS9 until the year 2021. Entities that defer the application of IFRS9 will continue to apply the existing norm of Financial Instruments IAS39.

The deferral of the aforementioned accounting standard did not apply because of non-compliance with the conditions required for it.

-

Modification to the IFRS2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

-	Modification of IAS40 Transfers of investment properties; changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.
-

Improvements to IFRS Cycle 2014-2016 - introduce minor amendments to IFRS1, referring to the elimination of short-term exemptions for entities adopting IFRS for the first time, and IAS28, related to the valuation of an investment in an associated or a joint venture at fair value. Minor amendments to IFRS12 regarding this cycle came into force for the years beginning on January 1, 2017.

-

Interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognise the profits associated to the income statement, it shall recognise both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS21 The effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognised in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognised, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate I force when it is recognised in the income statement as a profit or loss.

The application of the aforementioned accounting standards did not have any material effects of the Group´s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to December 31, 2018 were in force:

-

IFRS16 Leases substitutes IAS17, IFRIC (International Financial Reporting Interpretation Committee) 4, SIC (Standard Interpretations Committee)-15 and SIC-27. It was adopted by the European Union on October 31, 2017 through the Regulation (EU) 2017/1986.

IFRS16 (effective for annual periods beginning on or after January 1, 2019, with an early adoption option that the Group has not applied) establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of reporting information that faithfully represents the lease transactions. IFRS16 provides a single accounting model for the lessee, whereby the lessee must recognise the assets by right of use and the corresponding lease liabilities of all the lease contracts, unless the lease term is 12 months or less or the underlying asset is of low value.

Transition

The criteria established by the Standard for the registration of the lease contracts will be applied in a retrospective modified way adjusting the opening balance on the first day of application (January 1, 2019). The Group, has decided to apply the practical solution allowed by the Standard of not evaluating in the first application of the contracts are or contain a lease (under the new definition), and therefore, the IFRS16 will only apply to those contracts that were previously identified as lease contracts.

The Group has estimated an impact due to the first standard adoption on the ordinary capital ratio (Common Equity Tier 1 – CET 1) fully loaded of -20 b.p. Likewise, it is estimated that assets with the right to use will be approximately recognised by an amount of EUR 6.7 thousand million.

The main causes of this impact are the requirements of registration of the asset with the right to use derived from all the lease contracts active during the first application. Thus, the impact being greater for the Groups leased properties.

The following are the main policies, estimates and criteria for the application of IFRS16 currently defined by the Group for its practical adoption:

-

Lease term: in general, the lease term of each contract will coincide with the initial term established. With regard to property contracts, in certain cases the possible consideration of exercising extension or early cancellation options has been evaluated, based mainly on market factors specific to each asset in each geography.

-

Discount rate: taking into account that the Group has opted to apply the modified standard retrospectively, the discount rate used in transition will be the lessee's incremental borrowing rate at this date. For these purposes, the entity has calculated this incremental interest rate taking as a reference the quoted debt instruments issued by the Group. In this regard, the Group has estimated different interest rate curves based on the currency and economic environment in which the contracts are located.

-

Practical exemptions in transition: the Group has considered the practical solutions defined in paragraph C10 of the standard in the application of the modified retrospective method. This application was made on a contract-by-contract basis, and none of the exemptions were generally applied.

Strategy of implementation of the IFRS16 and governance

The Group established a global project and multidisciplinary with the objective of adapting its processes to the new Standard of accounting of the lease contracts, granting that said processes are adopted in a homogenous way in all the units of the Group, and at the same time, to the particularities of each unit.

Thus, the Group has worked since 2017 in the analysis and identification of the contracts affected by the Standard, as well as the definition of the main technical criteria that affects the accounting of the lease contracts.

With respect to the structure of the project´s governance, the Group has established a periodic meeting of the direction of the project, and a team in charge of granting the participation of the responsible teams and coordination with all the geographies.

Main steps and milestones of the project

In relation to the entry of this new Standard, the Group reported in the interim condensed financial statements as of 30 June 2018 the progress to that date of the implementation plan of the same.

The Group has prepared the accounting policy and a methodological framework that has been the benchmark for the development of the implementation carried out in the different local units. The internal regulation has been approved under the relevant corporate bodies before the entry into force of the Standard.

Likewise, the corporate development of the control model over the registration process of the lease contracts is complete, both in transition and once the Standard is applied. The proposed model includes a reference design of the controls to be employed in the new developments made for the implementation of the Standard.

-

IFRIC 23: The uncertainty over income tax treatment; - (mandatory for annual periods starting from January 1, 2019) it applies to the tax gain or loss determination, tax bases, effects of tax laws, taxes and interest rates, when there is uncertainty about taxes treatment according to IAS12.

-

Modification of IFRS9 Financial instruments - (mandatory for annual periods starting from January 1, 2019) a clarification has been published on the treatment of certain prepayment options in relation to the evaluation of contractual flows of principal and interest of financial instruments.

-

Modification of IAS28 Investments in associates and joint ventures - (mandatory for annual periods starting from January 1, 2019). The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS9 Financial instruments before applying the loss allocation and impairment requirements in IAS28 Investments in associates and joint ventures.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after December 31, 2018 had not yet been adopted by the European Union:

-	IFRS17 Insurance contracts; it is a new integrated accounting standard for insurance contracts, which includes recognition, measurement, presentation and disclosure.
-	Modification of IFRS Cycle 2015 - 2017- introduces minor amendments to IFRS3, IFRS11, IAS12 and IAS23.
-	Modification of IAS19 Benefits to employees – amendments, reductions and agreements on defined benefit plans are introduced.
-

Modification of IFRS conceptual framework: The IFRS Framework, which sets out the fundamental concepts of financial reporting, is amended. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting. It will apply from January 1, 2020.

-

Modification of IFRS3 Business combinations - amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.

The amendments are mainly due to: clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test.

-

Modification of IAS1 and IAS8 - A new definition of material is incorporated. The amendments clarify the accounting treatment for sales or the contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a "business" (as defined in IFRS3, Business combination).

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2018 were applied in their preparation.

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

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

-

The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

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

Although these estimates were made on the basis of the best information available at 2018 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.

d)Information relating to 2017 and 2016

In July 2014, the IASB published IFRS9, which was adopted with the subsequent amendments by the Group on January 1, 2018. As permitted by the regulation itself, the Group has chosen not to re-classify the comparative financial statements without having re-classified under these criteria the information relating to the years ended December 31, 2017 and 2016 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of December 31, 2017 under IAS39 and the corresponding balances as of January 1, 2018 under IFRS9 where the effect of the first application of the rule is broken down.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS9, on December 6, 2017, Circular 4/2017, of 27 November, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as of January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS9. Information corresponding to the years ended December 31, 2017 and 2016, has not been restated under this Circular.

On 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on January 1, 2018.

The information in Note 4 relating to the ordinary shares outstanding of 2016 period has been recasted, in order to be presented in a comparative manner due to the capital increase described in Note 31.a.

Additionally, the impact of the acquisition of Banco Popular Español, S.A.U. (See Note 3) is not reflected in the comparative of the figures, mainly in the balance sheet, corresponding to the year 2016.

In order to interpret the changes in the balances with respect to December 31, 2018, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2018, based on the exchange rates at the end of 2018: Mexican peso (5.20%), US dollar (4.74%), Brazilian real (-10.60%), Argentine peso (-47.50%),  sterling pound (-0.82%), Chilean peso (-7.26%), and Polish zloty (-2.89%); as well as the evolution of the comparable average exchange rates: Mexican peso (-6.16%), US dollar (-4.46%), Brazilian real (-16.30%), Argentine peso (-40.43%), sterling pound (-0.96%), Chilean peso (-3.32%) and Polish zloty (-0.10%).

e)Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics RORWA (return on risk-weighted assets), RORAC (return on risk-adjusted capital) and value creation of each business unit- are generated, analysed and reported to the relevant governing bodies on a regular basis.

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

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitisations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crisis that could happen again or plausible but unlikely stress situations.

Following is a brief description of the regulatory capital framework to which the Group is subject.

On June 26, 2013 the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

The CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015 and Bank of Spain Circular 2/2016, was completed the adaptation to the Spanish law.

The CRR came into force immediately, establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They

affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. In March 2016, the European Central Bank published Regulation 2016/445/UE that modifies some of the phase-in dates applicable to Group, especially deferred tax assets calendar. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The review of the existing capital regulatory framework (CRR/CRD IV) by European governing bodies is being finalised. The new framework (CRR II/CRDV), which is expected to be approved at the beginning of 2019, incorporates different Basel standards such as the Fundamental Review of the Trading Book for Market Risk, the Net Stable Funding Ratio for liquidity risk, the SA-CCR for the calculation of the EAD for counterparty risk or the interest rate risk in the Banking Book (IRRBB). It also introduces modifications related to the treatment of central counterparties, MDA, Pillar 2, leverage ratio and Pillar 3 among others.

The most relevant initiative is the implementation of the TLAC Term Sheet established at international level by the FSB (Financial Stability Board) within the European capital framework, called MREL (Minimum requirement of Eligible Liabilities) in such a way that systemic entities will have to comply with the requirements of MREL in Pillar 1. Within this package of modifications, the modification of the Resolution Directive (BRRD) is also included, replacing it with the BRRD II where MREL requirements are established for Pillar 2 for all resolution entities, whether systemic or not, where the resolution authority will decide on a case-by-case basis the requirements.

The Single Resolution Board's MREL policy for 2017 was based on a step-by-step approach to achieve the MREL target level within several years, and non-compliance could result in the consideration that the entity cannot be resolved. In relation to the subordination requirement, the Single Resolution Board considered that entities of global systemic importance (G-SIIs) have to meet, as a minimum, a level of subordination equal to 13.5% of the RWA plus the combined buffer requirement.

In 2018 the SRB has set target requirements for MREL at a consolidated level based on the 2017 policy. These objectives are established for each resolution group, either in MPE (Multiple Point of Entry) strategies as in the case of the Group, or in SPE (Single Point of Entry) strategies.

At December 31, 2018 the Group met the minimum capital requirements established by current legislation (See Note 54).

ii. Plan for the roll-out of advanced approaches and authorisation from the supervisory authorities

The Group continues adopting, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%. The commitment assumed before the supervisor still implies the adoption of advanced models within the ten key markets where Santander Group operates.

Accordingly, the Group continued in 2018 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

The Group has obtained authorisation from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States.

During 2018, approval was obtained for the sovereign portfolios, Institutions (FIRB method) and specialised financing (Slotting) in Chile, mortgages and most revolving portfolio of Santander Consumer Germany as well as the portfolios of dealers of PSA France and PSA UK (FIRB method).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorised to use its internal model for market risk for its treasury trading activities in the UK, Spain, Chile, Portugal and Mexico.

For the purpose of calculating regulatory capital for operational risk, the Group uses the standardised approach provided for the CRR. On 2018 the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level in Banco Santander México, S.A., Institucion de Banca Múltiple, Grupo Financiero Santander México, in addition to the approval obtained in 2016 in Brazil.

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

g)Events after the reporting period

On February 6, the Group announced that it had completed the placement of preferred securities contingently convertible into newly issued ordinary shares of the Bank, excluding preemptive subscription rights and for a nominal value of USD 1,200,000,000 (EUR 1,052,000,000) (the “Issue” and the “CCPS”).

The CCPS were issued at par and its remuneration has been set at 7.50% on an annual basis for the first five years. The payment of the remuneration of the CCPS is subject to certain conditions and to the discretion of the Bank. After that, it will be reviewed every five years by applying a margin of 498.9 basis points on the 5-year Mid-Swap Rate.

h)Other information

Argentina

The economic situation in Argentina in recent years, which led to the signing of an agreement with the International Monetary Fund for the granting of a loan of USD 57,000 million, has had an impact on the country's main economic indicators, especially inflation data, which at the end of the year amounts to 47.64%, being accumulated inflation in the last three years 147%. In this sense, the Group has reviewed the macroeconomic indicators that affect Argentina’s economy and from this review has concluded the need to apply to these consolidated financial statements the accounting standard IAS29 for hyperinflationary economies to its activity in Argentina. This fact has meant:

•

Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year to reflect the changes in purchasing power of the currency caused by inflation, according to the official indexes published by the “Federación Argentina de Consejos Profesionales de Ciencias Económicas (FCPCE)”. These indices result from combining the National Consumer Price Index with the internal wholesale price index.

•	The cumulative impact corresponding to previous years has been reflected in the equity at the beginning of 2018.
•	All components of the financial statements of the Argentine companies have been translated at the closing exchange rate, which at December 31, 2018 was 43.12 Argentine peso.
•

The different components of the consolidated income statement and consolidated statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and a reconciling item in the statement of cash flows, respectively.

•

At January 1, 2018, an amount of EUR 1,716 million corresponding to the exchange losses in 2017 and prior years has been reclassified in the total statement of changes in equity from Other comprehensive income - Exchange differences to Other reserves. At this date, a credit to Other reserves was registered for EUR 131 million due to the non-monetary assets revaluation. Also, EUR -398 million were recognised under Other reserves during 2018, including EUR 104 million due to non-monetary assets revaluation.

The comparative figures for 2017 and 2016 have not been modified, in accordance with IAS21.

The impact on results, both by the adjustment of the figures in the consolidated income statement at the year-end exchange rate, and by the adjustment of the financial loss corresponding to the impact of the inflation of the year on the net monetary assets, as well as the effect on the CET1, is immaterial for the Group.

UK Referendum

On June 23, 2016, the UK held a referendum (the UK European Union Referendum) on its membership of the European Union, in which a majority voted for the UK to leave the European Union. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the UK’s exit from, and future relationship with, the European Union and the basis of the UK’s future trading relationship with the rest of the world.

On March 29, 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the European Union. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the European Union. Unless extended, the UK’s European Union membership will cease after this two year period. There is a possibility that the UK’s European Union membership ends at such time without reaching any agreement on the terms of its relationship with the European Union going forward. Currently this agreement is pending to be ratified by the parliament of the United Kingdom.

The outcome of Brexit remains unclear, however, a UK exit from the European Union with a no-deal continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects. While the longer term effects of the UK’s imminent departure from the European Union are difficult to predict, there is short term political and economic uncertainty.

Santander UK is subject to substantial European Union-derived regulation and oversight. Although legislation has now been passed transferring the European Union acquis into UK law, there remains significant uncertainty regarding the respective legal and regulatory environments, in which Santander UK and its subsidiaries will operate when the UK is no longer a member of the European Union, and the basis on which cross-border financial business will take place after the UK leaves the European Union.

Operationally, Santander UK and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the European Union. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on the operating results, profitability and business of the Group.

The aforementioned political events in the UK, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which Santander UK operates and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects. The Group, with the best estimate at the date of approval of these consolidated financial statements, has considered such circumstances in its evaluation of the different items affected in the consolidated financial statements, mainly in the recoverability of the cash generating unit that underpins Santander UK goodwill.

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

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in European Monetary Union (“EMU”) countries are initially recognised in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

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

iii.Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences (See note 29).

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognised in Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognised in equity under Other comprehensive income–Items that may be reclassified to profit or loss and Items not reclassified to profit or loss–Other recognised income and expense of investments in subsidiaries, joint ventures and associates (See note 29), until the related item is derecognised, at which time they are recognised in profit or loss.

Exchange differences arising on actuarial gains or losses when converting to euros the financial statements denominated in the functional currencies of entities whose functional currency is different from the euro are recognised under equity–Other comprehensive income–Items not reclassified to profit or loss–Actuarial gains or (-) losses on defined benefit pension plans (See note 29).

iv.Entities located in hyperinflationary economies

Exchange differences arising on the translation to the Group´s presentation currency of financial statements denominated in functional currencies other than euro of countries with high inflation rates are recorded in the consolidated statement of changes in total equity - Other reserves.

At December 31, 2017 and 2016 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of these reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

At December 31, 2018 the economic situation in Argentina which led to the review by the Group of the macroeconomic indicators that affect Argentina’s economy and from this review the Group has concluded the need to apply to these annual financial statements the accounting standard IAS29 for hyperinflationary economies to its activity in Argentina (See note 1.h).

v.Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.

The following tables show the sensitivity of the consolidated income statement and consolidated equity to changes in exchange positions arising from investments in Group companies with currencies other than the euro and their results, due to percentage changes of 1% in the various foreign currencies in which the Group maintains significant balances.

The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Million of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2018	2017	2016	2018	2017	2016

US dollar	(162.3)	(157.9)	(187.1)	(4.1)	(1.4)	(4.5)
Chilean peso	(22.9)	(29.0)	(27.9)	(5.1)	(1.8)	(4.2)
Pound sterling	(171.2)	(176.6)	(184.9)	(4.5)	(3.1)	(10.0)
Mexican peso	(18.3)	(16.0)	(16.2)	(1.7)	(1.2)	(5.4)
Brazilian real	(85.6)	(93.1)	(122.3)	(5.6)	(6.5)	(6.3)
Polish zloty	(36.2)	(34.5)	(31.5)	(4.2)	(1.5)	(3.3)
Argentine peso	(7.8)	(7.4)	(9.0)	(0.6)	(3.5)	(3.3)

Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

	Million of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2018	2017	2016	2018	2017	2016

US dollar	165.6	161.1	190.8	4.2	1.5	4.5
Chilean peso	23.4	29.6	28.4	5.2	1.8	4.3
Pound sterling	174.7	180.2	188.7	4.6	3.2	10.2
Mexican peso	18.6	16.3	16.5	1.8	1.2	5.5
Brazilian real	87.4	95.0	124.7	5.7	6.6	6.5
Polish zloty	36.9	35.2	32.1	4.2	1.5	3.3
Argentine peso	8.0	7.6	9.2	0.6	3.6	3.3

The foregoing data were obtained as follows:

a.

Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

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

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2018, 2017 and 2016.

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

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognised at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognised as goodwill (See Note 17). Negative differences are recognised in profit or loss on the date of acquisition.

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

At December 31, 2018 the Group controlled the following company in which it held an ownership interest of less than 50% of the share capital, Luri 1, S.A. apart from the structured consolidated entities. The percentage ownership interest in the aforementioned company is 36% (See Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company´s corporate purpose for the entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of this company on the Group's consolidated financial statements is immaterial.

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

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group.

There are also certain investments in associates where the Group owns less than 20% of the voting rights, as it is determined that it has the capacity to exercise significant influence over them. The impact of these companies is immaterial in the Group's consolidated financial statements.

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

These structured entities also include the securitisation special purpose vehicles (“SPV”), which are consolidated in the case of the SPVs over which, being exposed to variable yield, it is considered that the Group continues to exercise control.

The exposure associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity or a business are recognised for accounting purposes as follows:

-

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognised as part of the consideration transferred and measured at its acquisition-date fair value. Moreover, acquisition-related costs do not for these purposes form part of the cost of the business combination.

-

The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets identified in the business combination which might not have been recognised by the acquiree, are estimated and recognised in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

-

Any positive difference between the aforementioned items is recognised as discussed in Note 2.m. Any negative difference is recognised under negative goodwill recognised in the consolidated income statement.

Goodwill is only calculated and recognised once, when control of a business or an entity is obtained.

vi.Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognised as equity transactions, and no gain or loss is recognised in the income statement and the initially recognised goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognised in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognised in Other Comprehensive income of that company are derecognised from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognised. The difference between these amounts is recognised in profit or loss.

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

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognised for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

Capital perpetual preference shares (“CPPSs”), with the possibility of purchase by the issuer in certain circumstances, whose remuneration is discretionary, and which will be amortised permanently, totally or partially, in the event that the Bank or its consolidated group submits a capital ratio lesser than a certain percentage (trigger event), as defined in the corresponding prospectuses, are accounted for by the Group as equity instruments.

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

The Group's business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:

-	How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.
-	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.
-	How business managers are remunerated.
-	The frequency and volume of sales in previous years, as well as expectations of future sales.

The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. Contractual cash flows that are only principal and interest payments on the outstanding principal amount meet this requirement.

Depending on these factors, the asset can be measured at amortised cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss. IFRS9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. The Group uses the following criteria for the classification of financial debt instruments:

-

Amortised cost: financial instruments under a business model whose objective is to collect principal and interest flows, over which there is no significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, unjustified sales are considered to be those other than those related to an increase in the credit risk of the asset, unanticipated funding needs (stress case scenarios). Additionally, the characteristics of its contractual flows represent substantially a “basic financing agreement”.

-

Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

-

Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. In this section it can be enclosed the portfolios classified under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets at fair value through profit or loss”.

Equity instruments will be classified at fair value under IFRS9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) in the initial moment. The Group has generally applied this option to the equity instruments classified as “Available-for-sale” at December 31, 2017 under IAS39. In general, the Group has applied this option in the case of equity instruments classified under "Available for Sale" at December 31, 2017 under IAS39.

Until December 31, 2017, the Group applied IAS39, under which the following three categories existed that are not applicable under IFRS9 (See note 1.b):

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

-

Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group's business.

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
-

Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

-	Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
-	Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.
-	Customers: includes the remaining credit, including money market transactions through central counterparties.
-	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
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

IAS39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognised through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

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

v.Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

-

Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

-	Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.
-	Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.
-	Customer: includes the remaining deposits, including money market transactions through central counterparties.
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

d)Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognised at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.Measurement of financial assets

Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2018 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be assets.

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

All derivatives are recognised in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognised as an asset and if the fair value is negative, they are recognised as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognised in Gains/losses on financial assets and liabilities held for trading (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

The amount of debt securities and loans and advances under a business model whose objective is to collect the principal and interest flows are valued at their amortised cost, using the effective interest rate method in their determination. Amortised cost refers to the acquisition cost of a corrected financial asset or liability (more or less, as the case may be) for repayments of principal and the part systematically charged to the consolidated income statement of the difference between the initial cost and the corresponding reimbursement value at expiration. In the case of financial assets, the amortised cost includes, in addition, the corrections to their value due to the impairment. In the loans and advances covered in fair value hedging transactions, the changes that occur in their fair value related to the risk or the risks covered in these hedging transactions are recorded.

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

Equity instruments and contracts related with these instruments are measured at fair value. However, in certain circumstances the Group estimates cost value as a suitable estimate of the fair value. This can happen if the recent event available information is not enough to measure the fair value or if there is a broad range of possible measures and the cost value represents the best estimates of fair value within this range.

The amounts at which the financial assets are recognised represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

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

iii.Valuation techniques

The following table shows a summary of the fair values, at the end of 2018, 2017 and 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Million of euros
	2018 (*)			2017			2016
	Published			Published			Published
	price			price			price
	quotations	Internal		quotations	Internal		quotations	Internal
	in active	models		in active	Models		in active	models
	markets	(Level 2		markets	(Level 2		markets	(Level 2
	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total
Financial assets held for trading	37,108	55,771	92,879	58,215	67,243	125,458	64,259	83,928	148,187
Non-trading financial assets mandatorily at fair value through profit or loss	1,835	8,895	10,730	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	3,102	54,358	57,460	3,823	30,959	34,782	3,220	28,389	31,609
Financial assets at fair value through other comprehensive income	103,590	17,501	121,091	—	—	—	—	—	—
Financial assets available-for-sale (**)	—	—	—	113,258	18,802	132,060	89,563	25,862	115,425
Hedging derivatives (assets)	—	8,607	8,607	—	8,537	8,537	216	10,161	10,377
Financial liabilities held for trading	16,104	54,239	70,343	21,828	85,796	107,624	20,906	87,859	108,765
Financial liabilities designated at fair value through profit or loss	987	67,071	68,058	769	58,847	59,616	—	40,263	40,263
Hedging derivatives (liabilities)	5	6,358	6,363	8	8,036	8,044	9	8,147	8,156
Liabilities under insurance contracts	—	765	765	—	1,117	1,117	—	652	652

(*)     See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

(**)   In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2017 and 2016, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,211 million and EUR 1,349 million, respectively (see Note 51.c).

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

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

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as of-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralised debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDS) or the joint probability of default of more than one issuer for FTD, NTD and CDO.

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

-	Loss Given Default: percentage of final loss assumed in a counterparty credit event/default.
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

The CVA at December 31, 2018 amounted to EUR 351 million (8.8% compared to December 31, 2017) and DVA amounted to EUR 261 million (18.9% compared to December 31, 2017). The variations are due to the fact that credit spreads for the most liquid maturities have been increased in percentages over 30%.

In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of December 31, 2018, 2017 and 2016.

As a result of the first application of IFRS9, the exposure at January 1, 2018, in level 3 financial instruments, has increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs (see note 1.b).

In addition, the Group has reclassified in 2018 to level 3 the market value of certain transactions of bonds, long-term repos and derivatives for an approximate amount of EUR 1,300 million, the reason for this classification has been mainly due to lack of liquidity in certain significant inputs in the fair value of the aforementioned financial instruments.

In addition, during 2016 the Group carried out a review of its financial instruments valuation processes with the purpose of increasing the observability of certain inputs and parameters used in its valuation techniques. As a result of this review, it started to receive prices of interest rate derivatives with the option of a clear type of discount for EUR and USD and correlations between pairs of shares to services of consensus pricing, which has allowed to incorporate the inputs obtained directly or inferred from instrument prices, in their internal valuation processes. As a consequence, those non-observable inputs (the parameter of the reversion to the average of the interest rates and the correlations between shares, respectively) used in the valuation of interest rate derivatives with the option of cancelling type EUR and USD and derivatives on Stock baskets had become measurable and considered observable parameters, and therefore, these products were reclassified from Level 3 to Level 2.

During 2018, 2017 and 2016 the Group has not carried out significant reclassifications of financial instruments between levels except the changes disclosed in the level 3 table.

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

-

In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

-

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

-

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

-

Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

-

The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

-

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2018, 2017 and 2016:

	Million of euros
	Fair values calculated using
	internal models at
	12/31/18 (**)
(*)	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	140,659	4,473
Financial assets held for trading	55,033	738
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers (***)	205	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	314	153	Present value method	Yield curves, HPI, FX market prices
Derivatives	54,514	585
Swaps	44,423	185	Present value method, Gaussian Copula (****)	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	617	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,778	149	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	—	—	Present value method	Yield curves, FX market prices
Index and securities options	1,118	198	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,578	51	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, Liquidity, Others
Hedging derivatives	8,586	21
Swaps	7,704	21	Present value method	FX market prices, Yield curves, Basis
Interest rate options	20	—	Black's Model	FX market prices, Yield curves, Volatility surfaces
Other	862	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	7,492	1,403
Equity instruments	985	462	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	5,085	481	Present value method	Interest rates curves
Loans and receivables (***)	1,422	460	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	53,482	876
Central banks	9,226	—	Present value method	Interest rates curves, FX market prices
Credit institutions	22,897	201	Present value method	Interest rates curves, FX market prices
Customers	21,355	560	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments	4	115	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	16,066	1,435
Equity instruments	455	581	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	14,699	165	Present value method	Interest rates curves, FX market prices
Loans and receivables	912	689	Present value method	Interest rates curves, FX market prices and Credit curves
Financial assets available for sale	—	—
Debt instruments	—	—

LIABILITIES	127,991	442
Financial liabilities held for trading	53,950	289
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	Present value method	Yield curves, FX market prices
Derivatives	53,950	289
Swaps	43,489	111	Present value method, Gaussian Copula (****)	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	610	7	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,411	26	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,233	143	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	7	—	Black's Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	4,200	2	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Short positions	—	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,352	6
Swaps	5,868	6	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	158	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	326	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	66,924	147	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	765	—

[This page intentionally left blank.]

	Million of euros
	Fair values calculated using internal models at
	12/31/17 (**)		12/31/16 (**)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	124,178	1,363	146,991	1,349
Financial assets held for trading	66,806	437	83,587	341
Credit institutions	1,696	—	3,220	—	Present value method
Customers (***)	8,815	—	9,504	—	Present value method
Debt and equity instruments	335	32	798	40	Present value method
Derivatives	55,960	405	70,065	301
Swaps	44,766	189	53,499	55	Present value method, Gaussian Copula (****)
Exchange rate options	463	5	524	2	Black-Scholes Model
Interest rate options	4,747	162	5,349	173	Black's Model, Heath-Jarrow- Morton Model
Interest rate futures	2	—	1,447	—	Present value method
Index and securities options	1,257	5	1,725	26	Black-Scholes Model
Other	4,725	44	7,521	45	Present value method, Monte Carlo simulation and others
Hedging derivatives	8,519	18	10,134	27
Swaps	7,896	18	9,737	27	Present value method
Interest rate options	13	—	13	—	Black’s Model
Other	610	—	384	—	N/A
Financial assets designated at fair value through profit or loss	30,677	282	28,064	325
Credit institutions	9,889	—	10,069	—	Present value method
Customers (*****)	20,403	72	17,521	74	Present value method
Debt and equity instruments	385	210	474	251	Present value method
Financial assets available-for-sale	18,176	626	25,206	656
Debt and equity instruments	18,176	626	25,206	656	Present value method

LIABILITIES:	153,600	196	136,835	86
Financial liabilities held for trading	85,614	182	87,790	69
Central banks	282	—	1,351	—	Present value method
Credit institutions	292	—	44	—	Present value method
Customers	28,179	—	9,996	—	Present value method
Derivatives	56,860	182	73,481	69
Swaps	45,041	100	57,103	1	Present value method, Gaussian Copula (****)
Exchange rate options	497	9	413	—	Black-Scholes Model
Interest rate options	5,402	19	6,485	21	Black's Model, Heath-Jarrow- Morton Model
Index and securities options	1,527	41	1,672	46	Black-Scholes Model
Interest rate and equity futures	1	—	1,443	—	Black's Model
Other	4,392	13	6,365	1	Present value method, Monte Carlo simulation and others

Short positions	1	—	2,918	—	Present value method
Hedging derivatives	8,029	7	8,138	9
Swaps	7,573	7	6,676	9	Present value method
Interest rate options	287	—	10	—	Black’s Model
Other	169	—	1,452	—	N/A
Financial liabilities designated at fair value through profit or loss	58,840	7	40,255	8	Present value method
Liabilities under insurance contracts	1,117	—	652	—	See Note 15

(*)          See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (See Note 1.b)

(**)        Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.

(***)     Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(****)   Includes credit risk derivatives with a net fair value of EUR 0 million at December 31, 2018 (December 31, 2017 and 2016: net fair value of EUR 0 million and EUR-1 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

(*****) Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

[This page intentionally left blank.]

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

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.
-	Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
-	Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
-	Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
-	Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.
-	Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
-

HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.

The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net amount recognised in profit and loss in 2018 arising from models whose significant inputs are unobservable market data (Level 3) amounted to EUR 10 million profit (EUR 116 million loss in 2017 and EUR 60 million profit in 2016).

The table below shows the effect, at December 31, 2018 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

							Impacts (Million of euros)
Portfolio/Instrument (*)					Weighted		Unfavourable		Favorable
(Level 3)	Valuation technique	Main unobservable inputs	Range		average		scenario		scenario
Financial assets held for trading
Trading derivatives	Present value method	Curves on TAB indices (**)		(a)		(a)	(0.3)		0.3
		Long-term rates MXN		(a)		(a)	—		—
	Present value method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%		2.7%		(24.0)		20.7
		HPI spot rate	n/a		783	(***)	(7.8)		7.8
	Interest Rate Curves, FX Market Prices	CPR	n/a		n/a		(163.2)		(84.4)
		Long-term FX volatility	11%‑17%		14.75%		(34.4)		5.0
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present value method, others	Contingencies for litigation	0%‑100%		29%		(23.8)		9.7
	Present value method, others	Late payment and prepayment rate capital cost long-term profit growth rate	—	(a)	—	(a)	(6.6)		6.6
	Present value method, others	Interest Rate Curves, FX Market Prices and Credit Curves	—	(a)	—	(a)	1.8		(1.8)
	Local Volatility	Long term volatility	n/a		34.0%		244.9		(313.8)
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%		2.8%		(6.2)		5.0
Debt instruments and equity instruments		HPI spot rate	n/a		783	(***)	(11.2)		11.2
	TD Black	Spain volatility	n/a		4.7%		2.2		(11.5)
	Model Asset Swap & CDS	Model - Interest Rate Curves and Credit	n/a		7.7%		(19.8)		4.4
	Cvx. Adj (SLN)	Long term volatility	n/a		8.0%		(121.2)		105.1
Financial liabilities held for trading
Trading derivatives	Present value method, modified Black-Scholes Model	HPI forward growth rate	0%‑5%		2.6%		(5.4)		5.8
		HPI spot rate	n/a		722	(***)	(4.9)		4.8
		Curves on TAB indices (**)		(a)		(a)	—		—
	Discounted flows denominated in different currencies	Long-term rates MXN	Bid Offer Spread IRS TIIE 2bp - 6bp X-CCY USD/MXN 3bp - 10bp		IRS TIIE 3bp X-CCY MXN/USD 4bp		(1.2)		1.2

Hedging derivatives (liabilities)	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%		65%		n/a		n/a
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03		0.01	(****)	—		—

Financial liabilities designated at fair value through profit or loss	—	—	—		—		—	(b)	—	(b)

(*)       See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)     TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

(***)   There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.

(****) Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

(a)

The exercise was performed for the unobservable inputs described in the column "Main unobservable inputs" under probable scenarios. The weighted average range and value used is not shown because this exercise has been carried out jointly for different inputs or variants of them (for example, the TAB input are vector-term curves, for which there are also nominal and indexed curves to inflation), it is not possible to break down the result in an isolated manner by type of input. In the case of the TAB curve, the result is reported before movements of +/‑100 b.p. for the joint sensitivity of this index in CLP (Chilean peso) and UF. The same applies for interest rates in MXN (Mexican peso).

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in 2018, 2017 and 2016 were as follows:

	01-01-2018 (*)	Changes							12/31/2018
	Fair value				Changes in fair	Changes in			Fair value
	calculated using				value	fair value			calculated using
	internal models	Purchases/	Sales/		recognized in	recognized	Level		internal models
Million of euros	(Level 3)	Settlements	Amortization	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	437	85	(26)	(34)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(6)	(34)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	—	(18)	—	171	(16)	585
Swaps	189	—	(8)	—	4	—	4	(4)	185
Exchange rate options	5	—	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	—	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	—	(35)	—	195	(7)	198
Other	44	22	(8)	—	31	—	(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	—	3	—	—	—	21
Swaps	18	—	—	—	3	—	—	—	21
Financial assets at fair value through profit or loss	—	105	—	—	19	—	699	53	876
Credit entities	—	—	—	—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(30)	(5)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	—	20	—	—	(59)	460
Debt instruments	518	—	(7)	—	(29)	—	1	(2)	481
Equity instruments	382	10	(1)	(5)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	—	(269)	147	(93)	1,435
TOTAL ASSETS	3,546	418	(294)	(39)	18	(269)	1,189	(96)	4,473

Financial liabilities held for trading	182	41	(95)	—	9	—	161	(9)	289
Trading derivatives	182	41	(95)	—	9	—	161	(9)	289
Swaps	100	—	(7)	—	(7)	—	28	(3)	111
Exchange rate options	9	—	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	—	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	—	25	—	128	(5)	143
Others	13	—	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	—	(1)	—	—	—	6
Swaps	7	—	—	—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	—	147
TOTAL LIABILITIES	196	181	(95)	—	8	—	161	(9)	442

(*)See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	2016	Changes								2017
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Million of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	341	45	(21)	—	—	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	—	—	(1)	—	—	—	32
Derivatives	301	45	(14)	—	—	(128)	—	200	1	405
Swaps	55	1	(6)	—	—	(59)	—	200	(2)	189
Exchange rate options	2	5	—	—	—	(2)	—	—	—	5
Interest rate options	173	—	—	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	—	—	(18)	—	—	(2)	5
Other	45	39	(7)	—	—	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	—	—	(7)	—	—	—	18
Swaps	27	—	(2)	—	—	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	—	—	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	—	—	3	—	—	(3)	72
Debt instruments	237	—	(7)	—	—	(21)	—	—	(10)	199
Equity instruments	14	—	—	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(239)	—	(5)	—	59	(6)	160	626
TOTAL ASSETS	1,349	46	(271)	—	(5)	(156)	59	194	147	1,363

Financial liabilities held for trading	69	33	(3)	—	—	(38)	—	126	(5)	182
Derivatives	69	33	(3)	—	—	(38)	—	126	(5)	182
Swaps	1	—	—	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	—	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	—	—	(2)	41
Other	1	12	—	—	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	33	(3)	—	—	(40)	—	126	(6)	196

	2015	Changes								2016
	Fair value					Changes in fair	Changes in			Fair value
	calculated using					value	fair value			calculated using
	internal models					recognized in	recognized	Level		internal models
Million of euros	(Level 3)	Purchases	Sales	Issues	Settlements	profit or loss	in equity	reclassifications	Other	(Level 3)
Financial assets held for trading	950	—	(157)	—	—	52	—	(489)	(15)	341
Debt and equity instruments	43	—	(5)	—	—	3	—	—	(1)	40
Derivatives	907	—	(152)	—	—	49	—	(489)	(14)	301
Swaps	54	—	—	—	—	(3)	—	—	4	55
Exchange rate options	—	—	—	—	—	2	—	—	—	2
Interest rate options	619	—	(52)	—	—	39	—	(433)	—	173
Index and securities options	120	—	(30)	—	—	(3)	—	(56)	(5)	26
Other	114	—	(70)	—	—	14	—	—	(13)	45
Hedging derivatives (Assets)	18	—	(4)	—	—	13	—	—	—	27
Swaps	18	—	(4)	—	—	13	—	—	—	27
Financial assets designated at fair value through profit or loss	514	—	(7)	—	(104)	6	—	(2)	(82)	325
Loans and advances to customers	81	—	—	—	—	5	—	—	(12)	74
Debt instruments	283	—	(7)	—	—	1	—	—	(40)	237
Equity instruments	150	—	—	—	(104)	—	—	(2)	(30)	14
Financial assets available-for-sale	999	37	(263)	—	(28)	—	(11)	(29)	(49)	656
TOTAL ASSETS	2,481	37	(431)	—	(132)	71	(11)	(520)	(146)	1,349

Financial liabilities held for trading	302	—	(34)	—	—	10	—	(199)	(10)	69
Derivatives	302	—	(34)	—	—	10	—	(199)	(10)	69
Swaps	1	—	—	—	—	—	—	—	—	1
Interest rate options	194	—	(19)	—	—	1	—	(155)	—	21
Index and securities options	107	—	(15)	—	—	8	—	(44)	(10)	46
Other	—	—	—	—	—	1	—	—	—	1
Hedging derivatives (Liabilities)	11	—	(3)	—	—	1	—	—	—	9
Swaps	11	—	(3)	—	—	1	—	—	—	9
Financial liabilities designated at fair value through profit or loss	11	—	—	—	—	—	—	—	(3)	8
TOTAL LIABILITIES	324	—	(37)	—	—	11	—	(199)	(13)	86

iv.    Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognised in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, (which are recognised under Interest income or Interest expense, as appropriate), and those arising for other reasons, which are recognised at their net amount under Gains/losses on financial assets and liabilities.

Adjustments due to changes in fair value arising from:

-

Financial assets at fair value with changes in other comprehensive income are recorded temporarily, in the case of debt instruments in other comprehensive income - Elements that can be reclassified to profit or loss - Financial assets at fair value with changes in other comprehensive income, while in the case of equity instruments are recorded in other comprehensive income - Elements that will not be reclassified to line item - Changes in the fair value of equity instruments valued at fair value with changes in other comprehensive income. Exchange differences on debt instruments measured at fair value with changes in other comprehensive income are recognised under Exchange Differences, net of the consolidated income statement. Exchange differences on equity instruments, in which the irrevocable option of being measured at fair value with changes in other comprehensive income has been chosen, are recognised in Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income.

-

Items charged or credited to Items that may be reclassified to profit or loss – Financial assets at fair value through other comprehensive income and Other comprehensive income – Items that may be reclassified to profit or loss – Exchange differences in equity remain in the Group's consolidated equity until the asset giving rise to them is impaired or derecognised, at which time they are recognised in the consolidated income statement.

-

Unrealised gains on Financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognised in Other comprehensive income under Items that may be reclassified to profit or loss – Non-current assets held for sale.

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

The changes in value of financial instruments qualifying for hedge accounting are recognised as follows:

a.In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognised directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognised in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognised temporarily in Other comprehensive income – under Items that may be reclassified to profit or loss – Hedging derivatives – Cash flow hedges (effective portion) until the forecast transactions occur, when it is recognised in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognised temporarily in Other comprehensive income under Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations until the gains or losses – on the hedged item are recognised in profit or loss.

d.The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognised directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement, in Gains or losses from hedge accounting, net.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognised on the hedged item are amortised to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognised in equity under other comprehensive income - Items that may be reclassified to profit or loss (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognised in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognised immediately in profit or loss.

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

e)Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.If the Group transfers substantially all the risks and rewards to third parties unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitisation of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognised:

a.

An associated financial liability, which is recognised for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Financial liabilities designated at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognised and any expense incurred on the new financial liability, without offsetting.

3.If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitisation of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognised and any rights or obligations retained or created in the transfer are recognised.
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

Accordingly, financial assets are only derecognised when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognised when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of December 31, 2018, 2017 and 2016:

	December 31, 2018
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet
Derivatives	107,055	(42,509)	64,546
Reverse repurchase agreements	79,114	(4,031)	75,083
Total	186,169	(46,540)	139,629

	December 31, 2017
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet
Derivatives	103,740	(37,960)	65,780
Reverse repurchase agreements	56,701	(7,145)	49,556
Total	160,441	(45,105)	115,336

	December 31, 2016
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	liabilities offset	financial assets
	of financial	in the balance	presented in the
Assets	assets	sheet	balance sheet
Derivatives	127,679	(45,259)	82,420
Reverse repurchase agreements	53,159	(2,213)	50,946
Total	180,838	(47,472)	133,366

	December 31, 2018
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet
Derivatives	104,213	(42,509)	61,704
Repurchase agreements	82,201	(4,031)	78,170
Total	186,414	(46,540)	139,874

	December 31, 2017
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet
Derivatives	103,896	(37,960)	65,936
Repurchase agreements	110,953	(7,145)	103,808
Total	214,849	(45,105)	169,744

	December 31, 2016
	Million of euros
		Gross amount
		of financial	Net amount of
	Gross amount	assets offset	financial liabilities
	of financial	in the balance	presented in the
Liabilities	liabilities	sheet	balance sheet
Derivatives	127,784	(45,259)	82,525
Repurchase agreements	82,543	(2,213)	80,330
Total	210,327	(47,472)	162,855

Also, at December 31, 2018 the Group has offset other items amounting to EUR 1,445 million (December 31, 2017 and 2016: EUR 1,645 million and EUR 1,742 million, respectively).

At December 31, 2018 the balance sheet shows the amounts EUR 128,637 million (2017: EUR 97,017 million and 2016: EUR 110,445 million) on derivatives and repos as assets and EUR 130,969 million (2017: EUR 153,566 million and 2016: EUR 137,097 million) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.

g)Impairment of financial assets

i.Definition

The Group associates an impairment in the value to financial assets measured at amortised cost, debt instruments measured at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment for expected credit losses is recorded with a charge to the consolidated income statement for the period in which the impairment arises. In the event of occurrence, the recoveries of previously recognised impairment losses are recorded in the consolidated income statement for the period in which the impairment no longer exists or is reduced.

In the case of purchased or originated credit-impaired assets, the Group only recognizes at the reporting date the changes in the expected credit losses during the life of the asset since the initial recognition as a credit loss. In the case of assets measured at fair value with changes in other comprehensive income, the changes in the fair value due to expected credit losses are charged in the consolidated income statement of the year where the change happened, reflecting the rest of the valuation in other comprehensive income.

As a rule, the expected credit loss is estimated as the difference between the contractual cash flows to be recovered and the expected cash flows discounted using the original effective interest rate. In the case of purchased or originated credit-impaired assets, this difference is discounted using the effective interest rate adjusted by credit rating.

Depending on the classification of financial instruments, which is mentioned in the following sections, the expected credit losses may be along 12 months or during the life of the financial instrument:

-

12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as "normal risk" as defined in the following sections.

-

Expected credit losses over the life of the financial instrument: arising from the potential default events that are estimated to be likely to occur throughout the life of the financial instruments. These losses are associated with financial assets classified as "normal risk under watchlist" or "doubtful risk".

With the purpose of estimating the expected life of the financial instrument all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), the expected life is estimated through quantitative analyses to determine the period during which the entity is exposed to credit risk, also considering the effectiveness of management procedures that mitigate such exposure (e.g. the ability to unilaterally cancel such financial instruments, etc.).

The following constitute effective guarantees:

a)    Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:

i.	Buildings and building elements, distinguishing among:
-	Houses;
-	Offices, stores and multi-purpose premises;
-	Rest of buildings such as non-multi-purpose premises and hotels.
ii.	Urban and developable ordered land.
iii.

Rest of properties that classify as: buildings and building elements under construction, such as property development in progress and halted development, and the rest of land types, such as rustic lands.

b)   Collateral guarantees on financial instruments in the form of cash deposits and debt securities issued by creditworthy issuers.

c)    Other types of real guarantees, including properties received in guarantee and second and subsequent mortgages on properties, as long as the entity demonstrates its effectiveness. When assessing the effectiveness of the second and subsequent mortgages on properties the entity will implement particularly restrictive criteria. It will take into account, among others, whether the previous charges are in favour of the entity itself or not and the relationship between the risk guaranteed by them and the property value.

d)    Personal guarantees, as well as the incorporation of new owners, covering the entire amount of the financial instruments and implying direct and joint liability to the entity of persons or other entities whose solvency is sufficiently proven to ensure the repayment of the loan on the agreed terms.

ii. Financial instruments presentation

For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:

-	Normal Risk ("Stage 1"): includes all instruments that do not meet the requirements to be classified in the rest of the categories.
-

Normal risk under watchlist ("Stage 2"): includes all instruments that, without meeting the criteria for classification as doubtful or default risk, have experienced significant increases in credit risk since initial recognition.

In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in Stage 2, the Group considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all units.

Qualitative criteria

In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals (see Note 54.c) are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (e.g. use of management alerts, etc.).

The use of these qualitative criteria is complemented with the use of an expert judgement, under the corresponding governance.

In the case of forbearances, instruments classified as "normal risk under watchlist" may be generally reclassified to "normal risk" in the following circumstances: at least two years have elapsed from the date of reclassification to that category or from its forbearance date, the client has paid the accrued principal and interest balance, and the client has no other instruments with more than 30 days past due balances.

-

Doubtful Risk (“Stage 3"): includes financial instruments, overdue or not, in which, without meeting the circumstances to classify them in the category of default risk, there are reasonable doubts about their total repayment (principal and interests) by the client in the terms contractually agreed. Likewise, off-balance-sheet exposures whose payment is probable and their recovery doubtful are considered in Stage 3. Within this category, two situations are differentiated:

-

Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 days past due for principal, interest or expenses contractually agreed. This category also includes all loan balances for a client which overdue amount more than 90 days past due is greater than 20% of the loan receivable balance.

These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in Stage 3 do not remain and the client does not have balances more than 90 days past due in other loans.

-	Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 days past due.

The Group considers that a financial instrument to be doubtful for reasons other than delinquency when one or more combined events have occurred with a negative impact on the estimated future cash flows of the financial instrument. To this end, the following indicators, among others, are considered:

a)	Negative net equity or decrease because of losses of the client's net equity by at least 50% during the last financial year.
b)	Continued losses or significant decrease in revenue or, in general, in the client's recurring cash flows.
c)	Generalised delay in payments or insufficient cash flows to service debts.
d)	Significantly inadequate economic or financial structure or inability to obtain additional financing by the client.
e)	Existence of an internal or external credit rating showing that the client is in default.
f)	Existence of overdue customer commitments with a significant amount to public institutions or employees.

These financial instruments may be reclassified to other categories if, as a result of an individualised study, reasonable doubts do not remain about the total repayment under the contractually agreed terms and the client does not have balances with more than 90 days past due.

In the case of forbearances, instruments classified as doubtful risk may be reclassified to the category of 'normal risk under watchlist' when the following circumstances are present: a minimum period of one year has elapsed from the forbearance date, the client has paid the accrued principal and interest amounts, and the client has no other loan balance with more than 90 days past due.

-

Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.

In any case, except in the case of financial instruments with collateral covering more than 10% of the balance of the loan, the Group considers as a general rule the following as a remote recovery: the loans of clients who are in the liquidation phase of bankruptcy proceedings, doubtful balances due to non-performing loans older than four years in this category and doubtful balances due to non-performing loans whose portion not covered by collateral has been maintained with 100% credit risk coverage for more than two years.

A financial asset amount is maintained in the balance sheet until they are considered as a "default risk", either all or a part of it, and the write-off is registered against the balance sheet.

In the case of operations that have only been partially derecognised, for forgiveness reasons or because part of the total balance is considered unrecoverable, the remaining amount shall be fully classified in the category of "doubtful risk", except where duly justified.

The classification of a financial asset, or part of it, as a 'default risk' does not involve the disruption of negotiations and legal proceedings to recover the amount.

iii.   Impairment valuation assessment

The Group has policies, methods and procedures in place to hedge its credit risk, both due to the insolvency attributable to counterparties and its residence in a specific country. These policies, methods and procedures are applied in the concession, study and documentation of financial assets, commitments and guarantees, as well as in the identification of their impairment and in the calculation of the amounts needed to cover their credit risk.

The asset impairment model in IFRS9 applies to financial assets measured at amortised cost, debt instruments at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.

The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.

-

Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.

Therefore, this classification mostly includes wholesale banking customers - Corporations, specialised financing - as well as some of the largest companies – Chartered and real estate developers - from retail banking.

The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset.

-

Collectively: the Group also assesses impairment by estimating the expected credit losses collectively in cases where they are not assessed on an individual basis. This includes, for example, loans with individuals, sole proprietors or businesses in retail banking  subject to a standardised risk management.

For the purposes of the collective assessment of expected credit losses, the Group has consistent and reliable internal models. For the development of these models, instruments with similar credit risk characteristics that are indicative of the debtors' capacity to pay are considered.

The credit risk characteristics used to group the instruments are, among others: type of instrument, debtor's sector of activity, geographical area of activity, type of guarantee, aging of past due balances and any other factor relevant to estimating the future cash flows.

The Group performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

On the other hand, the methodology required to estimate the expected credit loss due to credit events is based on an unbiased and weighted consideration by the probability of occurrence of a series of scenarios, considering a range of three to five possible future scenarios, depending on the characteristics of each unit, which could have an impact on the collection of contractual cash flows, always taking into account the time value of money, as well as all available and relevant information on past events, current conditions and forecasts of the evolution of macroeconomic factors that are shown to be relevant for the estimation of this amount (for example: GDP (Gross Domestic Product), housing price, unemployment rate, etc.).

For the estimation of the parameters used in the estimation of impairment provisions (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default)), the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS9.

-	Exposure at default: is the amount of estimated risk incurred at the time of the counterparty's analysis.
-	Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.
-

Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.

The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS9, which considers that a "default" exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 days with respect to any significant credit obligation.

In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).

IFRS9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group does not apply these practical solutions in a generalised manner:

-

Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

-	Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.

This information is provided in more detail in Note 54.c (Credit risk).

h)Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Loans and advances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognised as interest over the contract term.

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

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of March 27. The main appraisal companies and agencies with which the Group worked in Spain in 2018 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Krata, S.A. y Valtenic, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets and disposal groups of items that have been classified as held for sale are generally recognised at the date of their allocation to this category and are subsequently valued at the lower of their fair value less costs to sell or its book value. Non-current assets and disposal groups of items that are classified as held for sale are not amortised as long as they remain in this category.

At December, 31 2018 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 471 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.

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

In the case of real estate assets foreclosed in Spain, which represent 86.5% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:

-

Market Value Model used in the valuation of finished residential properties (housing and parkings) and buildings of a tertiary nature (offices, commercial premises and multipurpose buildings). The current market value of real estate is based on automated valuations obtained by comparison of peers distinguishing by location and typology of the property. In addition, for individual significant assets, complete individual valuations are performed. Valuations made using this method are considered as Level 2.

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

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognised under Gains or (losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognised in the consolidated income statement up to an amount equal to the impairment losses previously recognised.

j)Assets under insurance or reinsurance contracts and liabilities under insurance or reinsurance contracts

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

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognised in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

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

At least at each reporting date the Group assesses whether the insurance contract liabilities recognised in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

-

Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

-

The carrying amount recognised in the consolidated balance sheet of its insurance contract liabilities (See Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognised directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognised in equity.

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

iv)

Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalisation system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

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

The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

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

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognised in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognised in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognised as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.    Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for obtaining profits by sales due to future increase in market prices.

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

In order to evaluate the possible impairment the Group determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts. The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalisation approach and, exceptionally, the sales comparison approach.

In the sales comparison approach, the property market segment for comparable properties is analysed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

In the income capitalisation approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual obtainment thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since significant unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

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

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognised as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

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

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (See Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognised on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

The present value calculated applying IAS17 as of December 31, 2018 of the future payments committed by the Group for existing non-cancellable operating lease agreements amounts to EUR 8,699 million, of which EUR 739 million is payable within one year, EUR 2,472 million between one and five years and EUR 5,488 million in more than five years.

iii.Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognised at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognised.

Intangible assets are recognised initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortisation and any accumulated impairment losses.

i.Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

-

If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognised in the acquired entities’ balance sheets.

-

If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

-

The remaining amount is recognised as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill (only recognised when it has been acquired by consideration) represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognised.

At the end of each annual reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated income statement.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

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

The intangible asset amortisation charge is recognised under Depreciation and amortisation in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment or reversal of impairment on non-financial assets, net - Intangible assets in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognised in prior years are similar to those used for tangible assets (See Note 2.k).

Internally developed computer software

Internally developed computer software is recognised as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised.

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

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognised as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognised in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognised and recognised as an expense in the period in which the revenue from their sale is recognised.

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

-

Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

-

Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognised in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (See Note 25):

-	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.
-	Provisions for contingent liabilities and commitments: include the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

-

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognised to cover tax and legal contingencies and litigation and the other provisions recognised by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

q)Court proceedings and/or claims in process

At the end of 2018 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

r)Own equity instruments

Own equity instruments are those meeting both of the following conditions:

-

The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavourable to the issuer.

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

Changes in the value of instruments classified as own equity instruments are not recognised in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares and the coupons associated with CCPP, is directly added to or deducted from equity.

s)Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognised in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognised in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

t)Recognition of income and expenses

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

i.Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognised on an accrual basis using the effective interest method. Dividends received from other companies are recognised as income when the consolidated entities’ right to receive them arises.

ii.Commissions, fees and similar items

Fee and commission income and expenses are recognised in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

-	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.
-	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.
-	Those relating to services provided in a single act are recognised when the single act is carried out.

iii.Non-finance income and expenses

They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.

iv.Deferred collections and payments

These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.

u)Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

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

The provisions made for these transactions are recognised under Provisions - Provisions for commitments and guarantees given in the consolidated balance sheet (See Note 25). These provisions are recognised and reversed with a charge or credit, respectively, to Provisions or reversal of provisions, net, in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognised under Financial liabilities at amortised cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

v)Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognised under Fee and commission income in the consolidated income statement.

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

The Group's post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (See Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

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

Post-employment benefits are recognised as follows:

-	Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under Personnel expenses.
-

The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognised under Provisions or reversal of provisions.

-	Any gain or loss arising from a liquidation of the plan is included in the Provisions or reversion of provisions.
-

Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognised under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

The remeasurement of the net defined benefit liability (asset) is recognised in Other comprehensive income under Items not reclassified to profit or loss and includes:

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

x)Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions, net, in the consolidated income statement (see Note 25).

y)Termination benefits

Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z)Income tax

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when it results from a transaction recognised directly in equity, in which case the tax effect is also recognised in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognised in the consolidated income statement.

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

Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognised for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognised directly in equity are accounted for as temporary differences.

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

ab)Consolidated statement of recognised income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.
b.	The net amount of the income and expenses recognised in Other comprehensive income under items that will not be reclassified to profit or loss.
c.	The net amount of the income and expenses recognised in Other comprehensive income under items that may be reclassified subsequently to profit or loss.
d.

The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or joint ventures accounted for using the equity method, which are presented net.

e.

Total consolidated recognised income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the parent company and the amount relating to non-controlling interests.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

ac)Statement of changes in total equity

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

b.	Income and expense recognised in the year: includes, in aggregate form, the total of the aforementioned items recognised in the consolidated statement of recognised income and expense.
c.

Other changes in equity: includes the remaining items recognised in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

ad)Consolidated statement of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

-

Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash, cash balances at central banks and other deposits on demand in the consolidated balance sheet.

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

During 2018 the Group received interest amounting to EUR 50,685 million and paid interest amounting to EUR 19,927 million.

Also, dividends received and paid by the Group are detailed in Notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

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

b)Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Sale of the 49% stake in Wizink

Once the relevant regulatory authorizations had been obtained, on November 6, 2018 the operations related to the agreement reached with entities managed by Värde Partners, Inc (“Varde) and with WiZink Bank, S.A. (“WiZink”) communicated by the Group on March 26, 2018 by virtue of which:

i. Banco Santander, S.A. sold its 49% stake in WiZink to Varde for EUR 1,043 million, with no significant impact on the Group's results and,

ii. Banco Santander, S.A. and Banco Santander Totta, S.A. acquired the business of credit and debit cards marketed by Grupo Banco Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016. As a result of this transaction, the Group paid a total of EUR 681 million, receiving net assets worth EUR 306 million (mainly customer loans worth EUR 315 million), with the business combination generating a goodwill of EUR 375 million, which will be managed by the businesses in Spain.

With these transactions, the Group resumed Grupo Banco Popular's debit and credit card business, which improves the commercial strategy and facilitates Grupo Banco Popular's integration process.

ii. Acquisition of the retail banking and private banking business of Deutsche Bank Polska S.A.

On December 14, 2017 the Group announced that its subsidiary Santander Bank Polska S.A. (previously Bank Zachodni WBK S.A.) together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail and private banking business of Deutsche Bank Polska S.A., excluding the foreign currency mortgage portfolio and the CIB (Corporate & Investment Banking) business, and including the asset management company DB Securities, S.A. (Poland).

In November 2018, once the regulatory authorisations had been received and approved by the general shareholders' meetings of Santander Bank Polska S.A. and Deutsche Bank Polska, S.A., the acquisition of EUR 298 million in cash and newly issued shares of Santander Bank Polska S.A. subscribed in full by Deutsche Bank, A.G. was closed. As a result of this transaction, the Group has acquired net assets worth EUR 365 million, mainly loans and deposits to customers and credit institutions amounting to EUR 4,304 million and EUR 4,025 million, respectively, and negative value adjustments amounting to 82 million euros (mainly under line "Loans").

The difference between the fair value of the net assets acquired and the transaction value resulted in a gain of EUR 67 million which was recognised under "Negative Goodwill Recognised in Income" in the Group's consolidated income statement.

iii. Acquisition of Banco Popular Español, S.A.U.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A.U. (merged with Banco Santander, see Note 3.b)v) as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

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

The transaction was approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated.

In accordance with IFRS3, the Group measured the identifiable assets acquired and liabilities assumed at fair value. The detail of this fair value of the identifiable assets acquired and liabilities assumed at the business combination date was as follows:

Million
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

(*)The main fair value adjustments were the following:

-

Loans and receivables: in the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million, considering, among others, the sale process carried out by the Bank.

-	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of EUR 3,806 million, approximately.
-	Intangible assets: includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets - goodwill”.
-	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

(**)  After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***) As a result of the resolution of Banco Popular, it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular of which EUR 535 million have been applied to the fidelity action.

The Group during 2018, closed their assessment exercise of the assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

iv. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on 8 August 2017, the Group announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following the European Commission’s unconditional authorization of the acquisition of Banco Popular Español, S.A.U. by Banco Santander, S.A. for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A. maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The value attributed to the contributed assets is approximately 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the "Investments in joint ventures and associates - entities" section, without significant impact in the Group´s income statement.

v. Merger by absorption of Banco Santander, S.A. with Banco Popular Español, S.A.U.

On April 23, 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.

On September 28, 2018 the merger certificate of Banco Popular Español, S.A.U. by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. has acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that have been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U. with Banco Popular Español, S.A.U. that was also approved on April 23, 2018 by the respective board of directors. This transaction has no impact on the Group's income statement.

vi. Agreement with Aegeon Group as partner for several insurance services

On July 3, 2018, the Group announced that it had reached an agreement with the Aegon Group, pursuant to which it will be the partner in Spain for the life-insurance business and several branches of general insurance. Given such agreement, and the perimeter under which it will be materialised, are subject to various conditions including the termination of the current alliance between Banco Popular and its current partner, it is not possible to estimate when these transactions will be closed. These transactions are not expected to have a significant impact on the Group's income statement.

vii. Agreement with Santander Asset Management

a)   Acquisition 50% SAM Investment Holdings Limited

On November 16, 2016, after the agreement with Unicredit Group on July 27, 2016 to integrate Santander Asset Management, and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander acquired 50% of SAM Investment Holdings Limited., at December 22, 2017.

The Group disbursed a total amount of EUR 545 million and assumed financing of EUR 439 million, with the business combination generating a goodwill of EUR 1,173 million and EUR 320 million of “intangible assets - contracts and relationships with customers” identified in the purchase price allocation, without other value adjustments to net assets of the business. Likewise, the market valuation of the previous participation held did not have an impact on the Group’s income statement.

Considering that the main activity of the business is asset management, the main part of its activity are recorded off balance sheet. The main net assets acquired, in addition to the aforementioned intangible assets, were net deposits in credit institutions (EUR 181 million) and net tax assets (EUR 176 million). Given their nature, the fair value of these assets and liabilities do not differ from the book value recorded.

The Group has closed its assessment exercise of assets acquired and liabilities assumed at fair value during the year 2018 without modification with respect to what was recorded at the end of 2017.

b)   Sale participation Allfunds Bank, S.A.

As part of the transaction, which consists in the acquisition of 50% of SAM Investment Holdings Limited, that was not owned by the Group, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds Bank”), including a possible sale or a public offering. On March 7, 2017, the Bank announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

On November 21, 2017 the Group announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank’s capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, resulting in gains net of tax of EUR 297 million, which were recognised as “Gains or losses on disposal of non-financial assets and investments, net”, within the statement of profit or loss.

viii. Purchase of the shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)

On July 2, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.

On November 15, 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, the Group completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of USD 942 million (EUR 800 million), which have caused a decrease of EUR 492 million in the non-controlling interests balance and another reduction to reserves of EUR 307 million.

ix. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the transaction of the vehicle and insurance financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed.

In January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2 and 3, 2015 the Group acquired 50% of Société Financière de Banque – SOFIB (actually PSA Banque France) and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

On May 1, 2015, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On August 3, the Group acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (actually Santander Consumer Services, S.A. and a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On October 1,, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital). (This company owns the 100% of the share capital of PSA Finanse Suisse which is domiciled in Switzerland).

During 2016, the agreement obtained the necessary authorizations, by the regulators, to start activities in the rest of the countries covered by the framework agreement (Italy, the Netherlands, Austria, Belgium, Germany, Brazil and Poland). The Group’s disbursement during 2016 amounted to EUR 464 million to reach a 50% stake in the capital of each of the structures created in each geography, with the exception of PSA finance Arrendamento Mercantil SA (actually Distribuidora de Títulos e Valores Mobiliários S.A.) where 100% of capital is acquired.

During 2016 the new businesses acquired have contributed EUR 79 million to the Group’s profit. Had the business combination taken place on January 1, 2016, the profit contributed to the Group in 2016 would have been approximately EUR 118 million.

x. Metrovacesa agreement - Merlin

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

On September 15, 2016, the general meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa, S.A. took place and  the transaction was approved.

Subsequently, on October 20, 2016, the deed of total division of Metrovacesa, S.A. was granted in favour of the mentioned companies, and such deed was filed in the Commercial Register on October 26, 2016.

As a result of the integration, Santander Group has increased its participation to 21.95% of the equity capital of Merlin Properties, SOCIMI, S.A., 46.21% of direct participation in the equity capital of Testa Residential, SOCIMI, S.A. and 70.27% in Metrovacesa Promoción y Arrendamiento, S.A.

The main impacts on the consolidated Group’s balance of this division have been; decrease of EUR 3,800 million in real estate investment (see Note 16), decrease of EUR 621 million under minority interests (see Note 28) and an increase in the heading of investments in joint ventures and associates participation of the businesses received in the associates Merlín Properties and Testa Residencial, of EUR:1,168 and 307 million, respectively. (See Note 13.a).

c)Off-shore entities

According to current Spanish regulation, Santander has entities in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. These four jurisdictions comply with OECD standards in terms of transparency and exchange of information for tax purposes. Santander have 4 subsidiaries and 4 operative branches in off-shore territories: these are governed by the tax regimes of those territories. Santander also has 4 subsidiaries in off-shore territories, of which 3 are tax resident in the UK and 1 tax resident in Spain, to whose tax regimes they are subjected. The Group has no presence in any of the 5 territories included in the European Union’s current blacklist according to the last update of November 2018, neither in non-cooperative territories for tax purposes as defined by the OECD in July 2017.

I)    Subsidiaries in off-shore territories.

At the reporting date, the Group has 4 subsidiaries resident in off-shore territories, two in Jersey, Whitewick Limited (inactive company) and Abbey National International Limited, and one in the Isle of Man, ALIL Services Limited. These subsidiaries contributed a profit of approximately EUR 0.2 million to the Group’s consolidated profit in 2018. In addition, during 2018, a new company domiciled in Jersey was created, named Santander International Limited, subsidiary of Santander UK Group Holdings plc, in order to make possible the separation of business imposed by the banking reform in the United Kingdom ("Ring-fence") that came into force on January 1, 2019, although this company will be liquidated in the near future.

II)   Off-shore branches.

Also, the Group has 4 operative off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, consolidate their balance sheets and income statements and are taxed with, their respective foreign headquarters (Cayman Islands) or in the territories where they are located (Jersey and Isle of Man). Additionally, as a result of complying with the Ring-Fence regulation in the UK mentioned in the previous point, there is another branch in Jersey of Santander UK plc, which is currently not operative and will be closed in early 2019.

The aforementioned entities have a total of 144 employees as of December 2018.

III)  Subsidiaries in off-shore territories that are tax resident in the UK and Spain.

As indicated, the Group also has 4 subsidiaries constituted in off-shore territories that are not considered to be off-shore entities, since 3 of them are tax residents in the UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2019). Also, since April 2018, the fourth subsidiary has ceased to be a resident for tax purposes in the UK to become a tax resident in Spain.

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

V)  OECD.

The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2017. In this sense it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes.

VI) The European Union.

On December 5, 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period. Throughout 2018, the European Commission has updated these lists.

Currently the EU blacklist is composed of 5 jurisdictions in which the Group has no presence. These jurisdictions have not committed, or have not done it sufficiently, to comply with a series of measures in relation to fiscal transparency, corporate tax, or the respect of the principles of the OECD to avoid the erosion of the tax bases and the transfer of benefits (better known by the English term anti-BEPS).

On the contrary there are 63 jurisdictions in the gray list that have committed, in a way considered sufficient, to correct their legal frameworks to align them with international standards and whose implementation will be monitored by the EU. Among others, this list includes the 4 jurisdictions in which the Group has presence and are off-shore territories in accordance with current Spanish legislation (Jersey, Guernsey, Isle of Man and Cayman Islands). Additionally, Hong Kong, Bahamas, Switzerland, Uruguay and Panama are included in the gray list, although according to the current Spanish legislation are not off-shore territories and, as disclosed before, have committed to modify their legislation, as for example implementing the Common Reporting Standards (CRS), developed by the OECD, as an automatic information exchange system between jurisdictions.

The Group has 2 subsidiaries and 1 branch located in Hong Kong, 6 subsidiaries (1 of them in liquidation and 1 tax resident in the USA) and 2 branches in Bahamas (1 of them in process of closure), 6 subsidiaries in Switzerland, 12 subsidiaries in Uruguay (6 of which are in liquidation) and 1 subsidiary in Panama with reduced activity that has already received authorization from the Superintendency of Banks of Panama for its voluntary liquidation.

At present, Spain has in force Double Taxation Agreements with exchange of information clause with Hong Kong, Switzerland, Uruguay and Panama, as well as Tax Information Exchange Agreement with Bahamas.

VII) Impact of forthcoming changes to Spain’s tax law.

On October 23, 2018, the Spanish Government published the Draft Law on measures to prevent and fight against tax fraud, which expands the concept of tax haven, including not only the countries and territories that were already considered as such, but also other tax regimes that are determined as harmful in a regulatory manner. In addition, new criteria are regulated for inclusion in the list of tax havens. As long as the list of countries and territories and harmful tax regimes that are considered tax havens are not determined by regulation, the former list of tax havens established in Royal Decree 1080/1991, of 5th July, will continue in force.

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational, tax and legal risk at these entities. Also, the Group has continued to implement its policy of reducing the number of these off-shore units.

The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2018 and 2017.

4.    Distribution of the Bank's profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank's profit and shareholder remuneration scheme

The distribution of the Bank's net profit for 2018 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Million
of euros

First and third interim dividends and final dividend	3,160
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	132
3,292
Of which:
Approved at December 31, 2018 (*)	2,237
Final dividend	1,055
To voluntary reserves	9
Net profit for the year	3,301

(*)    Recognised under Shareholders' equity – Interim dividends.

In addition to the EUR 3,292 million indicated above, EUR 432 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on 23 March 2018, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2018 profit in cash or new shares.

A remuneration of EUR 0.23 per share, charged to the 2018 annual period, will be proposed by the board of directors to the shareholders at the annual general meeting.

b)Earnings per share from continuing and discontinued operations

i.Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	2018	2017	2016
Profit attributable to the parent (million of euros)	7,810	6,619	6,204
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)	(334)
	7,250	6,224	5,870
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224	5,870
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789	14,656,359,963
Adjusted number of shares	16,150,090,739	15,394,458,789	14,656,359,963
Basic earnings per share (euros)	0.449	0.404	0.401
Basic earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Basic earnings per share from continuing operations (euros)	0.449	0.404	0.401

ii. Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognised in equity - See Note 23) and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	2018	2017	2016
Profit attributable to the parent (million of euros)	7,810	6,619	6,204
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(560)	(395)	(334)
	7,250	6,224	5,870
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (million of euros)	—		—
Profit from continuing operations (net of non-controlling interests and CCP) (million of euros)	7,250	6,224	5,870
Weighted average number of shares outstanding	16,150,090,739	15,394,458,789	14,656,359,963
Dilutive effect of options/rights on shares	42,873,078	50,962,887	45,754,981
Adjusted number of shares	16,192,963,817	15,445,421,676	14,702,114,944
Diluted earnings per share (euros)	0.448	0.403	0.399
Diluted earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Diluted earnings per share from continuing operations (euros)	0.448	0.403	0.399

The capital increase in 2017 (See Note 31.a) had an impact on the basic and diluted earnings per share of the previous years due to the alteration in the number of shares outstanding. Due to this fact, the information relating to the 2016 period has been recasted according to the applicable legislation.

5.    Remuneration and other benefits paid to the Bank’s directors and senior managers

The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the Board of Directors -both executive and non-executive directors- and senior managers for 2018 and 2017:

a)Remuneration of Directors

i.    Bylaw-stipulated emoluments

The annual General Meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the Board of Directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting for the years 2018 and 2017, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the Board.

The total bylaw-stipulated emoluments earned by the Directors in 2018 amounted to EUR 4.6 million (EUR 4.7 million in 2017).

Annual emolument

The amounts received individually by the directors in 2018 and 2017 based on the positions held by them on the board and their membership of the Board committees were as follows:

	Euros
	2018	2017
Members of the board of directors	90,000	87,500
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	—
Chairman of the audit committee	70,000	50,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	70,000	50,000
Chairman of the responsible banking, sustainability and culture committee	50,000	—
Lead director (*)	110,000	110,000
Non-executive deputy chairman	30,000	30,000

(*)   Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings - excluding, as aforementioned, executive committee meetings - were as follows:

	Euros
Meeting attendance fees	2018	2017
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

ii.    Salaries

The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one consisting of a unique incentive, which is based on a deferred variable remuneration linked to multi-year objectives, which establishes the following payment scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.
•

The remaining 60% is deferred over five years, as the case may be, in five portions provided that the conditions of permanence of the Group and non-concurrence of the malus clauses are met, taking into account the following accrual scheme.

•	The accrual of the first and second portion (payment in 2020 and 2021) is not subject to the long-term objectives.
•

The accrual of the third, fourth, and fifth portion (payment in 2022, 2023 and 2024), is linked to certain objectives related to the period 2018-2020 and the metrics and scales associated with these objectives. The fulfilment of the objective determines the percentage to be paid of the deferred amount in these three annuities, being the maximum amount determined at the end of the 2018 when the total variable remuneration is approved.

•	In accordance with current remuneration policies, the amounts already paid will be settled to a possible recovery (clawback) by the Bank during the period set out in the policy in force each moment.

The immediate payment (or short-term) as well as each deferred payment, whether subject or not to long-term, goals will be settled 50% in cash and the remaining 50% in Santander shares.

iii.Detail by director

The detail, by Bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2018 and 2017 is provided below:

	Thousand of euros
	2018																	2017
	Bylaw-stipulated emoluments								Short-term and deferred (not subject to long-term goals) salaries of
	Annual emolument								executive directors

						Risk	Responsible
						regulation and	banking	Attendance		Variable –
						compliance	sustainability	fees		immediate payment		Deferred variable				Other
		Executive	Audit	Appointments	Remuneration	oversight	and culture	and		In	In	In	In		Pension	Remuneration
Directors	Board	committee	committee	committee	committee	committee	committee	commissions	Fixed	cash	shares	cash	shares	Total	contribution	(6)	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	170	—	—	—	—	8	39	3,176	1,480	1,480	888	888	7,912	1,234	1,030	10,483	10,582
Mr José Antonio Álvarez Álvarez	90	170	—	—	—	—	—	34	2,541	989	989	593	593	5,705	1,050	1,596	8,645	8,893
Mr Rodrigo Echenique Gordillo	90	170	—	—	—	—	—	33	1,800	785	785	471	471	4,312	—	225	4,830	4,281
Mr Guillermo de la Dehesa Romero	120	170	—	25	25	20	—	81	—	—	—	—	—	—	—	—	441	473
Mr Bruce Carnegie-Brown	383	170	—	25	25	40	—	89	—	—	—	—	—	—	—	—	732	731
Mr Ignacio Benjumea Cabeza de Vaca	90	170	—	13	25	40	8	86	—	—	—	—	—	—	—	81	513	550
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (1)	90	—	—	—	—	—	—	31	—	—	—	—	—	—	—	—	121	124
Ms Sol Daurella Comadrán	90	—	—	25	25	—	8	67	—	—	—	—	—	—	—	—	215	207
Mr Carlos Fernández González	90	—	40	25	25	—	—	86	—	—	—	—	—	—	—	—	266	285
Ms Esther Giménez-Salinas i Colomer	90	—	—	—	—	40	8	58	—	—	—	—	—	—	—	—	196	162
Ms Belén Romana García	160	85	40	—	—	40	8	81	—	—	—	—	—	—	—	—	414	297
Mr Juan Miguel Villar Mir	90	—	—	—	—	—	—	18	—	—	—	—	—	—	—	—	108	170
Ms Homaira Akbari	90	—	40	—	—	—	8	61	—	—	—	—	—	—	—	—	199	159
Mr Ramiro Mato García Ansorena (2)	115	170	40	—	—	40	8	77	—	—	—	—	—	—	—	—	450	36
Mr Alvaro Cardoso de Souza (3)	85	—	—	—	—	27	5	31	—	—	—	—	—	—	—	—	148	—
Mr Matías Rodríguez Inciarte (4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,266
Ms Isabel Tocino Biscarolasaga (5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	418
Total 2018	1,763	1,275	160	113	125	247	61	872	7,517	3,254	3,254	1,952	1,952	17,929	2,284	2,932	27,761	—
Total 2017	1,675	1,345	160	125	123	280	—	973	7,568	3,698	3,698	2,219	2,219	19,402	5,164	2,387	—	31,634

(1)    All the amounts received were repaid to the Fundación Marcelino Botín.

(2)    Director since 28 November 2017

(3)    Director since 23 March 2018

(4)    Ceased to be a member of the Board on 28 November, 2017. This table shows the remuneration information until his ceased as a member of the board. The remuneration information for his performance as executive vice president since November 28, 2017 is included in the corresponding section.

(5)    Ceased to be a member of the board on 28 November, 2017.

(6)    Includes committee chairmanship and other roles emoluments.

(7)    Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors as well as a fixed supplement approved as part of the benefit systems transformation of the Executive Directors Ms Ana Botín and Mr José Antonio Álvarez

Following is the detail, by executive director, of the linked to multiannual objectives salaries at their fair value, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount in the end of the year) in the terms described in Note 47.

	Thousand of euros
	2018			2017
	Variable subject to
	Long-term
	objectives(2)
	In cash	In shares	Total	Total (2)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	932	932	1,864	1,726
Mr. José Antonio Álvarez Álvarez	623	623	1,246	1,154
Mr. Rodrigo Echenique Gordillo	495	495	990	900
Mr. Matías Rodríguez Inciarte(1)	—	—	—	880
Total	2,050	2,050	4,100	4,660

(1)	Ceased to be a member of the board on November 28, 2017. The remuneration information for his performance as executive vice president is included in the corresponding section.
(2)

Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2022, 2023 and 2024, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established. The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum (see Note 47).

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2018 and 2017 variable remuneration plans.

b)   Remuneration of the Board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002 accrues to the Group. In 2018 and 2017 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2017.

c)Post-employment and other long-term benefits

The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. In 2012, the contracts of the executive directors (and the other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement1. In the event of pre-retirement and up until the retirement date, Ms Ana Botín and Mr José Antonio Álvarez have the right to receive an annual allotment.

The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system2.

Since 2013, the Bank has made annual contributions to the benefits system in favour of executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement). No contributions will be made with respect to executive directors or senior executives who exercised the option to receive their pension rights as capital prior to the transformation of the defined benefits pension commitments into the current defined forecast contribution system as set out in footnote 2 below.

Mr Rodrigo Echenique’s contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.

1 As provided in the contracts of the executive directors prior to 2012, Mr Matías Rodríguez Inciarte exercised the option to receive accrued pensions (or similar amounts) in the form of capital, i.e., in a lump sum, which means that he ceased to accrue pensions from such time, with a fixed capital amount to be received, which shall be updated at the agreed interest rate.

2 In the case of Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amount that was set when, as described above, he exercised the option to receive a lump sum, and includes the interest accrued on this amount from that date.

The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment in the event of termination other than as may be required by law.

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

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez. This benefit gave the widow/widower and any children under the age of 25 in the event of death, or the director in case of disability, the right to a pension supplemental to the pension they would have been entitled to receive from social security up to an annual maximum amount equal to their respective pensionable bases, as indicated above in connection with pre-retirement (in Mr Álvarez’s case, referring to his fixed remuneration as chief executive officer), with certain deductions.

As per the director´s remuneration policy approved at the March 23, 2018 general shareholder´s meeting, in 2018 the system has been changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.
•	Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.
•	No increase in total costs for the Bank.

The changes to the system in 2018 are the following:

•

Fixed and variable pension contributions have been reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration have been increased in the corresponding amount with no increase in total costs for the Bank.

•

The death and disability supplementary benefits have been eliminated since April 1, 2018. A fixed remuneration supplement (included in other remunerations in section a.iii in this note) was implemented on the same date.

•	The total amount insured for life and accident insurance has been increased.

The provisions recognised in 2018 and 2017 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousand of
	euros
	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,234	2,707
Mr José Antonio Álvarez Álvarez	1,050	2,456
	2,284	5,163

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2018 and 2017:

	Thousand of
	euros
	2018	2017
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	46,093	45,798
Mr José Antonio Álvarez Álvarez	16,630	16,151
Mr Rodrigo Echenique Gordillo (2)	13,614	13,957
Mr Matías Rodríguez Inciarte (3)	—	—
	76,337	75,906

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.
(2)

Executive director since January 16, 2015 Mr. Rodrigo Echenique Gordillo doesn´t participate in the pension system and the right to the bank to make contributions in its favour in this regard. The amount at December 31, 2018 and 2017, corresponds to him prior to his appointment as executive director in January 2015.

(3)	Ceased to be a member of the Board on November 28, 2017, retained their pension rights as of December 31,, 2017 amounted to EUR 48,750 thousand.

The payments made during 2018 to the members of the Board entitled to post-employment benefits amount to EUR 0.9 million (EUR 0.9  million in 2017).

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

	Insured capital
	(Thousand of euros)
	2018	2017
Ms. Ana Botín-Sanz de Sautuola y O’Shea	22,710	7,500
Mr. José Antonio Álvarez Álvarez	19,694	6,000
Mr. Rodrigo Echenique Gordillo	5,400	4,500
Mr. Matías Rodríguez Inciarte (1)	—	—
	47,804	18,000

(1)	Ceased to be member of the board on November 28, 2017. The insured capital at December 31, 2017 amounted to EUR 5,131 thousand.

The insured capital has changed for in 2018 as Ms Ana Botín and Mr José Antonio Alvarez as part of the pension transformation set out in Note 5.c) above, that has encompassed the elimination of the supplementary benefits and the increase of the life insurance annuities.

During years 2018 and 2017, the Group has disbursed a total amount of EUR 10.1 and 10.5 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself as well as its subsidiaries, in light of certain types of potential claims, for which it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.

At December 31, 2018 and 2017, there were no obligations in this connection to other directors.

e)    Deferred variable remuneration systems

The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2018 and 2017 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2018 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2018 and 2017 where the conditions for the receipt thereof had been met (see Note 47):

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

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the Board of Directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

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

This plan and the Performance Shares (ILP) plan described below have been integrated for the executive directors and other senior managers in the deferred variable compensation plan linked to multiannual objectives, in the terms approved by the General Meeting of Shareholders held on March 18, 2016.

ii) Performance shares plans (ILP)

The annual general meeting held on March 27, 2015 approved the second cycle of the performance shares plan. The accrual of this long-term incentive plan (LTI) and its amount are conditional on the performance of certain metrics of Banco Santander between 2015 and 2017, as well as compliance with the remaining conditions of the plan until the end of the accrual period (December 31, 2018). The maximum benchmark LTI in number of shares for executive directors was set by the board at the end of 2015.

At year-end 2018, the corresponding amounts to be received by each exclusive director in relation to LTI (the accrued LTI amount) was established taking into account the performance of the following indicators: (1) ranking of Santander´s earning per share growth for the 2015-2017 period compared to a peer group of 17 credit institutions; (2) ROTE in 2017; (3) number of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017; (4) number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017; (5) retail loyal clients at December 31, 2017; and (6) SME and corporate loyal clients at December 31, 2017. The overall compliance of the plan was assessed by the Board at the 65.67%.

As a result of the aforementioned process and following a proposal by the remuneration committee, the board of directors approved the following number of shares to be paid in 2019:

	Number of shares
	Approved
	maximum LTI		Final number
	amount (1)	Ratio	of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	187,070	65.67%	122,849
Mr José Antonio Álvarez Álvarez	126,279	65.67%	82,927
Mr Rodrigo Echenique Gordillo	93,540	65.67%	61,428
Total	406,889		267,204

(1)	91.50% of the maximum established benchmark approved at the AGM on March 27, 2015.

With regards to the ILP of 2014 (see Note 47), in both 2017 and 2018, the position achieved in the Total Return for the Shareholders has not been such that determines the accrual of the second and third thirds. Therefore, the plan has expired.

iii) Deferred variable compensation plan linked to multiannual objectives

In 2016, with the aim of simplifying the remuneration structure, improving risk adjustment before and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan, the deferred multiyear objectives variable remuneration plan. The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2018 has been approved by the Board of Directors and implemented through the third cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan, thus far as it entails the delivery of shares to the beneficiaries, was authorized by the annual General Meeting of Shareholders.

As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred for five years (three years for certain beneficiaries, not including executive directors), for their payment, where appropriate by fifth parties provided that the conditions of permanence in the group and non-concurrence of the clauses malus are met, according to the following accrual scheme:

•	The accrual of the first and second parts (instalments in 2020 and 2021) is not subject to the fulfilment of long-term objectives.
•

The accrual of the third, fourth and fifth parts is linked to the fulfilment of certain objectives related to the period 2018‑2020 and the metrics and scales associated with those objectives. These objectives are:

o	the growth of consolidated earnings per share in 2020 compared to 2017;
o	the relative performance of the Bank’s total shareholder return (RTA) in the period 2018‑2020 in relation to the weighted RTAs of a reference group of 17 credit institutions;
o	compliance with the fully loaded ordinary level 1 capital objective for the year 2020;

Compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2018 when the total variable remuneration is approved.

Both the immediate (short-term) and each of the deferred (long-term and conditioned) portions are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to the fact that during the period prior to each of the deliveries, none of the circumstances giving rise to the malus clause as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the already paid amounts of the incentive will be subject to its possible recovery (clawback) by the Bank in the cases and during the term foreseen in said policy, always in the terms and conditions that are foreseen in it.

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
(iv)

Irregular conduct, whether individual or collective. The negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluded) the date on which the bonus is agreed by the board of executive directors of the Bank.

iv) Shares assigned by deferred variable remuneration plans

The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2017, December 31, 2017 and 2018, as well as the gross shares that were delivered to them in 2017 and 2018, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth (one third until 2014) of each plan had accrued. They bring cause of each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2013, 2014 and 2015 and of the deferred conditional and linked to multiannual objectives 2018, 2017 and 2016.

In order to mitigate the dilutive effect (and, therefore, not linked to the performance of the Group) of the capital increase with preferential subscription rights of the Bank that took place on July 2017 in certain cycles of the deferred compensation and long term incentive plans, the increase in the number of shares to be delivered to its beneficiaries was approved, considering for this a valuation of preferential subscription rights equivalent to their theoretical value, EUR 0.1047 per right. The effect of increasing the number of shares is detailed in the corresponding column of the table below.

		Shares	Shares	Shares	Shares				Shares	Shares			Variable
	Maximum	delivered	delivered	delivered	delivered	Shares	Variable		delivered	delivered	Shares	Shares	remuneration	Maximum
	number of	in 2017	in 2017	in 2017	in 2017	arising from	remuneration	Maximum	in 2018	in 2018	delivered	delivered	2018	number
	shares to be	(immediate	(deferred	(deferred	(deferred	the capital	2017 (maximum	number	(immediate	(deferred	in, 2018 (deferred	in, 2018 (deferred	(maximum	of shares
	delivered at	payment 2016	payment 2014	payment 2013	payment 2012	increase of	number of	of shares to be	payment 2016	payment 2015	payment 2014	payment 2013	number of	to be delivered at
Share-based	January 1,	variable	variable	variable	variable	July	shares to be	delivered at	variable	variable	variable	variable	shares to be	December 31,
variable remuneration	2017	remuneration)	remuneration)	remuneration)	remuneration)	2017	delivered)	December 31, 2017	remuneration)	remuneration)	remuneration)	remuneration)	delivered) (1)	2018(4)
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	33,120				(33,120)							—
Mr. José Antonio Álvarez Álvarez(2)	19,561				(19,561)							—
Mr. Matías Rodríguez Inciarte	34,547				(34,547)							—
	87,228				(87,228)							—
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	121,630			(60,814)		905		61,721			—	(61,721)		—
Mr. José Antonio Álvarez Álvarez(2)	52,484			(26,242)		390		26,632			—	(26,632)		—
Mr. Matías Rodríguez Inciarte(3)	92,725			(46,363)		690		47,052			—	(47,052)		—
	266,839			(133,419)		1,985		135,405			—	(135,405)		—
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	317,300		(63,460)			3,777		257,617		—	(64,404)			193,213
Mr. José Antonio Álvarez Álvarez (2)	210,914		(42,183)			2,511		171,242		—	(42,811)			128,431
Mr. Rodrigo Echenique Gordillo	156,233		(31,247)			1,860		126,846		—	(31,712)			95,134
Mr. Matías Rodríguez Inciarte	216,671		(43,334)			2,579		175,916		—	(43,979)			131,937
	901,118		(180,224)			10,727		731,621		—	(182,906)			548,715
2016 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	592,043	(236,817)				5,286		360,512	—	(72,102)				288,410
Mr. José Antonio Álvarez Álvarez(2)	399,607	(159,843)				3,568		243,332	—	(48,667)				194,665
Mr. Rodrigo Echenique Gordillo	295,972	(118,389)				2,643		180,226	—	(36,046)				144,180
Mr. Matías Rodríguez Inciarte	352,455	(140,982)				3,147		214,620	—	(42,924)				171,696
	1,640,077	(656,031)				14,644		998,690	—	(199,739)				798,951
2017 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea							574,375	574,375	(229,750)				—	344,625
Mr. José Antonio Álvarez Álvarez (2)							384,118	384,118	(153,647)				—	230,471
Mr. Rodrigo Echenique Gordillo							299,346	299,346	(119,738)				—	179,608
Mr. Matías Rodríguez Inciarte(3)							292,771	292,771	(117,108)				—	175,662
							1,550,610	1,550,610	(620,243)				—	930,366
2018 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea							—	—					860,865	860,865
Mr. José Antonio Álvarez Álvarez(2)							—	—					575,268	575,268
Mr. Rodrigo Echenique Gordillo							—	—					456,840	456,840
							—	—					1,892,973	1,892,973

(1)

For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.

(2)	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.
(3)

Ceased to be a member of the Board on November 28, 2017. The shares corresponding to his variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president are included in Note 5.g.

(4)

In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 106,113 shares arising from his participation in the corresponding plans during his term as executive vice president.

[This page intentionally left blank.]

Also, the table below show the cash delivered in 2018 and 2017, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee that one-third relating to each plan had accrued:

	Thousand of euros
	2018		2017
		Cash		Cash paid
		paid		(one-third of
		(deferred		deferred
	Cash paid	payments from	Cash paid	payment
	(immediate	2016, 2015	(immediate	2015, 2014
	payment 2017	and	payment 2016	and
	variable	2014 variable	variable	2013 variable
	remuneration)	remuneration)	remuneration)	remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,370	947	1,205	825
Mr. José Antonio Álvarez Álvarez (1)	916	574	814	461
Mr. Rodrigo Echenique Gordillo	714	305	603	124
Mr. Matías Rodríguez Inciarte (2)	—	—	718	690
	3,000	1,826	3,339	2,099

(1)	Includes paid cash corresponding to his participation in the corresponding plans during the time as executive vice president.
(2)

Ceased to be a member of the Board on November 28, 2017. The cash paid corresponding to his variable remuneration between November 28, 2017 and January 2, 2018 as executive vice president is included in Note 5.g.

v) Information on former members of the Board of Directors

Following is information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to January 1, 2017 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2018 and 2017 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered (1)	2018	2017
Deferred conditional variable remuneration plan (2014)	—	101,537
Deferred conditional variable remuneration plan (2015)	50,604	67,472
Plan performance shares (ILP 2015)	33,785	51,447
Deferred conditional variable remuneration plan (2016)	—	—

Number of shares delivered	2018	2017
Deferred conditional variable remuneration plan (2013)	—	80,718
Deferred conditional variable remuneration plan (2014)	101,537	100,049
Deferred conditional variable remuneration plan (2015)	16,868	16,621
Deferred conditional variable remuneration plan (2016)	—	—

(1)At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 3,233 shares. At year-end 2018, the overall compliance of the 2015 LTI Plan was assessed by the Board at the 65.67%.

In addition, EUR 685 thousand and EUR 1,224 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2018 and 2017.

f)     Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

	Thousand of euros
	2018			2017
	Loans			Loans
	and			and
	credits	Guarantees	Total	credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	18	—	18	10	—	10
Mr. José Antonio Álvarez Álvarez	8	—	8	9	—	9
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
Mr. Matías Rodríguez Inciarte (1)	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	29	—	29	22	—	22
Mr. Javier Botín-Sanz de Sautuola y O’Shea	15	—	15	17	—	17
Ms. Sol Daurella Comadran	53	—	53	27	—	27
Mr.Carlos Fernandez Gonzalez	12	—	12	—	—	—
Ms. Esther Gimenez-Salinas i Colomer	1	—	1	—	—	—
Mr. Ignacio Benjumea Cabeza de Vaca	—	—	—	—	—	—
Ms. Belén Romana García	21	—	21	3	—	3
Mr. Guillermo de la Dehesa Romero	21	—	21	—	—	—
	178	—	178	88	—	88

(1)    Ceased to be a board director on November 28, 2017. On December 31, 2017, to loans and credits amounted to EUR 13 thousand.

g)Senior managers

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2018 and those at December 31, 2017, excluding the remuneration of the executive directors, which is detailed above:

Thousand of euros
Short-term salaries and deferred remuneration
Variable
remuneration
			(bonus) -		Deferred
			Immediate		variable
			payment		remuneration
	Number of		In	In	In	In		Other
Year	persons	Fixed	cash	shares (2)	cash	shares	Pensions	remuneration (1)	Total (3)
2018	18	22,475	8,374	8,374	3,791	3,791	6,193	7,263	60,261
2017	19	17,847	8,879	8,879	4,052	4,052	13,511	7,348	64,568

(1)	Includes other remuneration items such as life insurance premiums and localization aids totalling EUR 1,641 thousand (2017: EUR 692 thousand).
(2)

The amount of the immediate payment in shares for 2018 relates to Santander shares 1,936,037 (2017: 1,430,143 Santander shares and 225,564 shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

(3)

Additionally, and as a result of the incorporation and compensation agreements of long-term and deferred compensation lost in previous jobs, compensations were agreed in 2017 for the amount of EUR 4,650 thousand and 648,457 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

Also, the detail of the breakdown of the linked to multiannual objective salaries of the members of senior management at December 31, 2018 and 2017 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47):

	Thousand of euros
		Variable remuneration subject to long-term objectives (1)
Year	Number of people	Cash payment	Share payment	Total
2018	18	3,981	3,981	7,962
2017	19	4,255	4,255	8,510

(1)

Relates in 2018 with the fair value of the maximum annual amounts for years 2022, 2023 and 2024 of the third cycle of the deferred conditional variable remuneration plan (2021, 2022 and 2023 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2017).

Also, executive vice presidents who retired in 2018 and, therefore, were not members of senior management at year-end, received in 2018 salaries and other remuneration relating to their retirement amounting to EUR 1,861 thousand (EUR 5,237 thousand in 2017), however, the right to obtain variable remuneration, like subject to long-term objectives has not been generated as part of the senior management (2017: EUR 999 thousand).

Other than Executive directors the average total remuneration awarded in 2018 to women senior managers is 0.7% higher than the average remuneration of men senior managers.

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2018 and 2017 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of
shares to be delivered (1)	2018	2017

Deferred conditional variable remuneration plan (2014)	—	323,424
Deferred conditional variable remuneration plan (2015)	705,075	1,296,424
Performance shares plan ILP (2015)	515,456	1,050,087
Deferred conditional variable remuneration plan and linked to objectives (2016)	1,079,654	1,854,495
Deferred conditional variable remuneration plan and linked to objectives (2017)	1,434,047	1,779,302
Deferred conditional variable remuneration plan and linked to objectives (2018)	2,192,901	—

(1)

At the proposal of the remuneration committee, the board of directors approved adjusting the maximum number of shares to mitigate the dilutive effect of the capital increase with pre-emptive subscription rights of July 2017 as described in iv) below. The actions derived from this adjustment are 66,339 shares.

In 2018 and 2017, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2018	2017

Deferred conditional variable remuneration plan (2013)	—	226,766
Deferred conditional variable remuneration plan (2014)	248,963	318,690
Deferred conditional variable remuneration plan (2015)	261,109	349,725
Deferred conditional variable remuneration plan and linked to objectives (2016)	258,350	—

As indicated in Note 5.c above, the senior managers participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its senior managers. In 2012, the contracts of the senior managers with defined benefit pension commitments were amended to transform them into a defined contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.

In addition, in application of the provisions of the remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of the total has been included in contributions to the pension system. Under the regime corresponding to these discretionary benefits, the contributions made that are calculated on variable remunerations are subject to malus and clawback clauses according to the policy in force at each moment and during the same period in which the variable remuneration is deferred.

Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date of the cessation of senior management in the Group, whether or not as a result of retirement. After that period, the amount invested in shares will be invested together with the rest of the accumulated balance of the senior manager, or he will be paid to him or her beneficiaries if there were any contingency covered by the forecasting system.

The contracts of certain senior managers have gone through the changes set out in note 5.c. for executive directors. The changes, aiming at aligning the annual contributions with practices of comparable institutions and reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of certain with no increase in total costs for the Bank, are the following:

•	Contributions of the pensionable bases have been reduced. Gross annual salaries have been increased in the corresponding amount with no increases in total costs for the Bank.

•

The death and disability supplementary benefits have been eliminated since January 1, 2018. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.

•	Thesum insured for the life and accident insurance has been increased.

All the above without an increase in total cost for the Bank.

The balance as of December 31, 2018 in the pension system for those who were part of senior management during the year amounted to EUR: 66.5 million (EUR: 118.7 million in December 31, 2017).

The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.4 million in 2018 (EUR: 14.5 in December 31, 2017).

In 2018 and 2017 there is no payments in the form of a single payment of the annual voluntary pre-retirement allowance.

Additionally, the capital insured by life and accident insurance at December 31, 2018 of this group amounts to EUR 133.3 million (EUR: 53.6 million at December 31, 2017).

h)Post-employment benefits to former Directors and former executive vice presidents

The post-employment benefits and settlements paid in 2018 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 13.8 million (2017: EUR 26.2 million). Also, the post-employment benefits and settlements paid in 2018 to former executive vice presidents amounted to EUR 63 million (2017: EUR 17.7 million).

Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s Management Board, amounted to EUR 0.5 million in 2018 (EUR 0.5 million in 2017). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous managing directors amounted to EUR 5.4 million in 2018 (EUR 5.5 million in 2017).

In 2018 a period provision of EUR 0.08 million (release of EUR 0.5 million in 2017) was recognised in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and no period provision was recognised in relation to former executive vice presidents (2017: a period provision of EUR 5.6 million was recognised).

In addition, Provisions - Pension Fund and similar obligations in the consolidated balance sheet as at December 31, 2018 included EUR 70.2 million in respect of the post-employment benefit obligations to former Directors of the Bank (December 31, 2017: EUR 81.8 million) and EUR 179 million corresponding to former executive vice presidents (2017: EUR 195.8 million).

i)Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 8% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.

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

Other non-director members of the Group's senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognised as a provision for pensions and similar obligations and as a Personnel expenses only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

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

		Number of
Administrator	Denomination	shares	Functions
Ms. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. (1)	5,000,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	30,000	President (2)
	Lloyd’s of London Ltd	—	President (2)
Mr. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group (1)	17,500	—
			—
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	6,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Ms. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Manager officer (2)
Mr. Ramiro Mato García-Ansorena	BNP Paribas, S.A.	13,806	—

(1)    Indirect ownership.

(2)    Non-executive.

With regard to situations of conflict of interest, as stipulated in Article 40 of the rules and regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Accordingly, the related party transactions carried out during the financial year met the conditions established in the regulations of the board of directors so as not to require a prior favourable report from the audit committee and subsequent authorisation from the board of directors.

In addition, during the 2018 financial year there were 60 occasions in which, in accordance with the provisions of article 36.1 (b) (iii) of the Regulations of the Board, the directors have abstained from intervening and voting in the deliberation of matters in the sessions of the board of directors or its committees. The breakdown of the 60 cases is as follows: on 26 occasions they were due to proposals for the appointment, re-election or resignation of directors, as well as the appointment of members of board committees or in Group companies or related to them; on 30 occasions it was about retributive aspects or the granting of loans or credits; on 1 occasion when investment or financing proposals or other risk operations were discussed in favour of companies related to different directors and on 3 occasions the abstention occurred in relation to the annual verification of the directors’ nature.

6.     Loans and advances to central banks and credit institutions

The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016
CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—
Financial assets designated at fair value through profit or loss	9,226	—	—
Financial assets designated at fair value through other comprehensive income	—
Financial assets at amortised cost	15,601
Loans and receivables	—	26,278	27,973
	24,827	26,278	27,973
Type:
Time deposits	15,601	17,359	14,445
Reverse repurchase agreements	9,226	8,919	13,528
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	24,827	26,278	27,973
CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	—	1,696	3,221
Non-trading financial assets mandatorily at fair value through profit or loss	2
Financial assets designated at fair value through profit or loss	23,097	9,889	10,069
Financial assets designated at fair value through other comprehensive income	—
Financial assets at amortised cost	35,480
Loans and receivables	—	39,567	35,424
	58,579	51,152	48,714
Type:
Time deposits	10,759	8,169	6,577
Reverse repurchase agreements	33,547	21,765	20,867
Non- loans advances	14,283	21,232	21,281
Impaired assets	2	4	4
Valuation adjustments for impairment	(12)	(18)	(15)
	58,579	51,152	48,714
Currency:
Euro	24,801	23,286	24,278
Pound sterling	4,073	5,582	4,337
US dollar	19,238	15,325	11,996
Brazilian real	28,310	28,140	32,013
Other currencies	6,984	5,097	4,063
TOTAL	83,406	77,430	76,687

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

The loans and advances classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Financial assets at amortised cost (IFRS9) and Loans and receivables (IAS39) are mainly time accounts and deposits.

Note 51 contains a detail of the residual maturity periods of Financial assets at amortised cost (IFRS9) and Loans and receivables (IAS39) and of the related average interest rates.

At December 31, 2018 the exposure and the loan loss provision by impairment stage of assets accounted for under IFRS9 amounts to EUR 51,090 million and EUR 12 million in stage 1, EUR 1 million without loan loss provision in stage 2, and EUR 2 million without loan loss provision in stage 3.

7.     Debt instruments

a)    Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016
Classification:
Financial assets held for trading	27,800	36,351	48,922
Non-trading financial assets mandatorily at fair value through profit or loss	5,587
Financial assets designated at fair value through profit or loss	3,222	3,485	3,398
Financial assets designated at fair value through other comprehensive income	116,819
Financial assets available-for-sale	—	128,481	111,287
Financial assets at amortised cost	37,696
Loans and receivables	—	17,543	13,237
Held-to-maturity investments	—	13,491	14,468
	191,124	199,351	191,312
Type:
Spanish government debt securities (**)	50,488	59,186	45,696
Foreign government debt securities	99,959	99,424	103,070
Issued by financial institutions	10,574	12,155	16,874
Other fixed-income securities	29,868	28,299	25,397
Impaired financial assets	870	1,017	773
Impairment losses	(635)	(730)	(498)
	191,124	199,351	191,312
Currency:
Euro (**)	76,513	93,250	73,791
Pound sterling	19,153	16,203	16,106
US dollar	22,864	25,191	31,401
Brazilian real	40,871	39,233	43,370
Other currencies	32,358	26,204	27,142
Total gross	191,759	200,081	191,810
Impairment losses	(635)	(730)	(498)
	191,124	199,351	191,312

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  The increase in 2017 corresponds mainly to Banco Popular Español, S.A.U. acquisition.

At December 31, 2018 the exposure by impairment stage of the book assets under IFRS9 amounted to EUR 154,164 million in stage 1, EUR 117 million in stage 2, and EUR 870 million in stage 3, respectively.

b)Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2018, 2017 and 2016, net of impairment losses, is as follows:

	Million of euros
	2018				2017				2016
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%
Spain	4,748	50,488	55,236	28.90%	5,272	59,186	64,458	32.33%	6,153	45,696	51,849	27.10%
United Kingdom	5,615	9,512	15,127	7.91%	4,339	10,717	15,056	7.55%	3,531	11,910	15,441	8.07%
Portugal	3,663	6,943	10,606	5.55%	3,972	7,892	11,864	5.95%	4,068	7,689	11,757	6.15%
Italy (*)	857	3,134	3,991	2.09%	1,287	7,171	8,458	4.24%	1,035	3,547	4,582	2.40%
Ireland (**)	4,543	2	4,545	2.38%	3,147	2	3,149	1.58%	518	—	518	0.27%
Poland	683	10,489	11,172	5.85%	772	6,619	7,391	3.71%	707	6,265	6,972	3.64%
Other European countries	6,101	1,518	7,619	3.99%	7,195	1,733	8,928	4.48%	7,203	1,736	8,939	4.67%
United States	6,833	10,362	17,195	9.00%	7,986	11,670	19,656	9.86%	10,559	13,058	23,617	12.34%
Brazil	5,285	36,583	41,868	21.91%	4,729	34,940	39,669	19.90%	5,364	39,770	45,134	23.59%
Mexico	520	11,325	11,845	6.20%	461	9,478	9,939	4.99%	587	10,628	11,215	5.86%
Chile	79	2,729	2,808	1.47%	62	4,071	4,133	2.07%	1,315	3,643	4,958	2.59%
Other American countries	1,111	1,375	2,486	1.30%	755	913	1,668	0.84%	782	1,262	2,044	1.07%
Rest of the world	639	5,987	6,626	3.47%	764	4,218	4,982	2.50%	724	3,562	4,286	2.24%
	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%

(*)    Of the exposure in Italy, EUR 1,855 million corresponds to bonds sold in forward.

(**)  Includes mainly UK securities issued by Irish vehicles with underlying risk UK.

The detail, by issuer rating, of Debt instruments at December 31, 2018, 2017 and 2016 is as follows:

	Million of euros
	2018				2017				2016
	Private	Public			Private	Public			Private	Public
	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%	fixed-income	fixed-income	Total	%
AAA	18,901	834	19,735	10.33%	16,239	924	17,163	8.61%	18,916	1,008	19,924	10.41%
AA	2,715	20,966	23,681	12.39%	2,714	23,522	26,236	13.16%	1,632	29,639	31,271	16.35%
A	3,464	69,392	72,856	38.12%	4,373	8,037	12,410	6.23%	2,928	3,285	6,213	3.25%
BBB	5,093	21,837	26,930	14.09%	6,449	91,012	97,461	48.89%	7,579	66,955	74,534	38.96%
Below BBB	668	37,412	38,080	19.92%	2,393	35,109	37,502	18.81%	4,751	47,872	52,623	27.51%
Unrated	9,836	6	9,842	5.15%	8,573	6	8,579	4.30%	6,740	7	6,747	3.53%
	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%	42,546	148,766	191,312	100%

The distribution of the exposure by rating level of the previous table has been affected by the different ratings reviews of the sovereign issuers that have occurred in recent years. Thus, the principal changes in 2018 have been Spain and Poland which went from BBB+ to A-. Likewise, the main revisions during 2017 were Portugal that went from BB+ to BBB- and Chile from AA- to A+. During 2016 United Kingdom went from AAA to AA, Poland went from A to BBB, and Argentina that did not have a rating went to B-.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2018, 2017 and 2016, net of impairment losses, is as follows:

	Million of euros
	2018	2017	2016
Securitised mortgage bonds	2,942	2,458	1,584
Other asset-backed bonds	9,805	5,992	2,803
Floating rate debt	13,721	13,756	11,818
Fixed rate debt	14,209	18,535	26,341
Total	40,677	40,741	42,546

c)Impairment losses

The changes in the impairment losses on Debt instruments are summarised below:

	Million of euros
	2018 (*)	2017	2016
Balance at beginning of year	704	498	291
Net impairment losses for the year (**)	43	348	380
Of which:
Impairment losses charged to income	138	386	423
Impairment losses reversed with a credit to income	(95)	(38)	(43)
Exchange differences and other items	(112)	(116)	(172)
Balance at end of year	635	730	498
Of which:
By geographical location of risk:
European Union	22	30	40
Latin America	613	700	458

(**) Of which:
Loans and advances	—	348	405
Financial assets at amortised cost	43
Financial assets available for sale	—	—	(25)
Financial assets designated at fair value through other comprehensive income	—

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

At December 31, 2018 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 30 million in stage 1, EUR 9 million in stage 2, and EUR 596 million in stage 3.

8.     Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016
Classification:
Financial assets held for trading	8,938	21,353	14,497
Non-trading financial assets mandatorily at fair value through profit or loss	3,260
Financial assets designated at fair value through profit or loss	—	933	546
Financial assets designated at fair value through other comprehensive income	2,671
Financial assets available-for-sale	—	4,790	5,487
	14,869	27,076	20,530
Type:
Shares of Spanish companies	3,448	4,199	3,098
Shares of foreign companies	9,107	20,448	15,342
Investment fund shares	2,314	2,429	2,090
	14,869	27,076	20,530

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

Note 29 contains a detail of the Other comprehensive income, recognised in equity, on Financial assets designated at fair value through other comprehensive income (IFRS9) and Financial assets available-for-sale, and also the related impairment losses (IAS39).

b)    Changes

The changes in Financial assets at fair value through other comprehensive income (IFRS9), and Financial assets available-for-sale (IAS39) were as follows:

	Million of euros
	2018 (*)	2017	2016
Balance at beginning of the year	3,169	5,487	4,849
Net additions (disposals)	(324)	(331)	(294)
Of which:
Visa Europe, Ltd.	—	—	(263)
Valuation adjustment and other items	(174)	(366)	932
Balance at end of year	2,671	4,790	5,487

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

Visa Europe, Ltd.

On June 21, 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million (see Note 44 Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net).

c)Notifications of acquisitions of investments

The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2018, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, are listed in Appendix IV.

9.     Trading Derivatives (assets and liabilities) and short positions

a)Trading Derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 11):

	Million of euros
	2018		2017		2016
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance
Interest rate risk	36,087	36,487	38,030	37,582	47,884	48,124
Currency risk	16,912	17,025	16,320	18,014	21,087	23,500
Price risk	2,828	1,673	2,167	2,040	2,599	2,402
Other risks	112	156	726	256	473	343
	55,939	55,341	57,243	57,892	72,043	74,369

b)Short positions

Following is a breakdown of the short positions (liabilities):

	Million of euros
	2018	2017	2016
Borrowed securities:
Debt instruments	1,213	2,447	2,250
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,213	890	930
Santander UK plc	—	1,557	1,319
Equity instruments	1,087	1,671	1,142
Of which: Santander UK plc	—	1,500	991
Banco Santander, S.A.	987	98	103

Short sales:
Debt instruments	12,702	16,861	19,613
Of which:
Banco Santander, S.A.	5,336	8,621	7,472
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	26	46	1,872
Banco Santander (Brasil) S.A.	7,300	8,188	9,197
	15,002	20,979	23,005

10.   Loans and advances to customers

a)Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Million of euros
	2018 (*)	2017	2016
Financial assets held for trading (**)	202	8,815	9,504
Non-trading financial assets mandatorily at fair value through profit or loss	1,881
Financial assets designated at fair value through profit or loss	21,915	20,475	17,596
Financial assets at fair value through other comprehensive income	1,601
Financial assets at amortised cost	857,322
Loans and receivables	—	819,625	763,370
Of which:
Impairment losses	(23,307)	(23,934)	(24,393)
	882,921	848,915	790,470
Loans and advances to customers disregarding impairment losses	906,228	872,849	814,863

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  The decrease reflects the run-down of UK's trading business due to the banking reform (Ring-fencing).

Note 51 contains a detail of the residual maturity periods of financial assets at amortised cost (IFRS9) and loans and receivables (IAS39) and of the related average interest rates.

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

b)Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Million of euros
	2018	2017	2016
Loan type and status:
Commercial credit	33,301	29,287	23,894
Secured loans	478,068	473,936	454,677
Reverse repurchase agreements	32,310	18,864	16,609
Other term loans	265,696	257,441	232,288
Finance leases	30,758	28,511	25,357
Receivable on demand	8,794	6,721	8,102
Credit cards receivables	23,083	21,809	21,363
Impaired assets	34,218	36,280	32,573
	906,228	872,849	814,863
Geographical area:
Spain	215,764	227,446	161,372
European Union (excluding Spain)	411,550	390,536	379,666
United States and Puerto Rico	89,325	75,777	87,318
Other OECD countries	82,607	74,463	74,157
Latin America (non-OECD)	87,406	88,302	93,207
Rest of the world	19,576	16,325	19,143
	906,228	872,849	814,863
Interest rate formula:
Fixed rate	497,365	447,788	417,448
Floating rate	408,863	425,061	397,415
	906,228	872,849	814,863

At December 31, 2018, 2017 and 2016 the Group had granted loans amounting to EUR 13,615, 16,470 and 14,127 million to Spanish public sector agencies which had a rating at December 31, 2018 of A (ratings of BBB at December 31, 2017 and 2016), and EUR 10,952, 18,577 and 16,483 million to the public sector in other countries (at December 31, 2018, the breakdown of this amount by issuer rating was as follows: 13.8% AAA, 12.2% AA, 3.2% A, 58.3% BBB and 12.5% below BBB).

Without considering the Public Administrations, the amount of the loans and advances at December 31, 2018 amounts to EUR 881,661 million, of which, EUR 847,443 million euros are classified as performing.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (See Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at December 31, 2018, net of impairment losses:

	Million of euros
			Secured loans
			Net exposure		Loan-to-value ratio (***)
						More than	More than	More than
						40% and	60% and	80% and
			Of which:	Of which:	Less than	less than	less than	less than
		Without	property	other	or equal	or equal to	or equal to	or equal to	More than
	Total	collateral	collateral	collateral	to 40%	60%	80%	100%	100%
Public sector	22,659	21,480	279	900	114	86	125	699	155
Other financial institutions (financial business activity)	53,155	15,929	864	36,362	684	388	196	35,663	295
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	301,975	173,482	68,555	59,938	24,752	21,090	17,244	38,514	26,893
Of which:
Construction and property development	24,641	1,884	20,855	1,902	8,300	6,224	4,208	2,126	1,899
Civil engineering construction	3,248	1,803	525	920	138	306	157	368	476
Large companies	156,666	104,023	18,949	33,694	5,766	6,671	6,657	19,022	14,527
SMEs and individual entrepreneurs	117,420	65,772	28,226	23,422	10,548	7,889	6,222	16,998	9,991
Households – other (broken down by purpose)	487,695	115,997	321,119	50,579	83,889	104,266	103,496	46,296	33,751
Of which:
Residential	314,017	1,682	311,513	822	77,643	97,815	98,240	32,361	6,276
Consumer loans	156,116	109,810	2,387	43,919	3,406	4,709	3,225	8,766	26,200
Other purposes	17,562	4,505	7,219	5,838	2,840	1,742	2,031	5,169	1,275
Total (*)	865,484	326,888	390,817	147,779	109,439	125,830	121,061	121,172	61,094
Memorandum item
Refinanced and restructured transactions (**)	30,527	6,278	14,032	10,217	3,328	3,422	3,210	3,541	10,748

(*)     In addition, the Group has granted advances to customers amounting to EUR 17,437 million, bringing the total of loans and advances to EUR 882,921 million.

(**)   Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.

(***) The ratio is the carrying amount of the transactions at December 31, 2018 provided by the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" and “Financial assets at fair value through other comprehensive income” under IFRS9 during 2018:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	746,654	60,304	35,477	842,435
Movements
Transfers
Transfer to Stage 2 from Stage 1	(31,234)	31,234		—
Transfer to Stage 3 from Stage 1	(3,980)		3,980	—
Transfer to Stage 3 from Stage 2		(13,998)	13,998	—
Transfer to Stage 1 from Stage 2	21,795	(21,795)		—
Transfer to Stage 2 from Stage 3		4,103	(4,103)	—
Transfer to Stage 1 from Stage 3	835		(835)	—
Net changes on financial assets	79,727	(5,265)	(1,997)	72,465
Write-offs	—	—	(12,673)	(12,673)
Exchange differences and others	(17,968)	(2,400)	(386)	(20,754)
Loss allowance as of December 31, 2018	795,829	52,183	33,461	881,473

At December 31, 2018, the Group had EUR 757 million (January 1, 2018: EUR 803 million) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

c)Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income

The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

	Million of euros
	2018	2017	2016
Balance at beginning of the year (*)	25,936	24,393	26,517
Impairment losses charged to income for the year	10,501	10,513	10,734
Of which:
Impairment losses charged to profit or loss	17,850	19,006	17,081
Impairment losses reversed with a credit to profit or loss	(7,349)	(8,493)	(6,347)
Change of perimeter	—	—	(136)
Write-off of impaired balances against recorded impairment allowance	(12,673)	(13,522)	(12,758)
Exchange differences and other changes (**)	(457)	2,550	36
Balance at end of the year	23,307	23,934	24,393
Which correspond to:
Impaired assets	14,906	16,207	15,331
Other assets	8,401	7,727	9,062
Of which:
Individually calculated	4,905	5,311	6,097
Collective calculated	18,402	18,623	18,296

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  In 2017, mainly includes the balances from the acquisition of Banco Popular Español, S.A.U.

In addition, provisions for debt securities amounting to EUR 43 million (December 31, 2017: EUR 348 million; December 31, 2016: EUR 405 million) and written-off assets recoveries have been recorded in the year amounting to EUR 1,558 million. (December 31, 2017: EUR 1,620 million; December 31, 2016: EUR 1,582 million). With this, the impairment recorded in Financial assets at amortised cost amounts EUR 8,986 million (December 31, 2017: EUR 9,241 million; December 31, 2016: EUR 9,557 million).

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" under IFRS9 during 2018:

	Millions of euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as of January 1, 2018	4,350	5,079	16,507	25,936
Transfers
Transfer from Stage 2 to Stage 1	(1,173)	3,854		2,681
Transfer from Stage 3 to Stage 1	(279)		1,264	985
Transfer from Stage 3 to Stage 2		(1,971)	4,529	2,558
Transfer from Stage 1 to Stage 2	438	(1,656)		(1,218)
Transfer from Stage 2 to Stage 3		435	(1,264)	(829)
Transfer from Stage 1 to Stage 3	84		(173)	(89)
Net changes of the exposure and modifications in the credit risk	304	(961)	7,070	6,413
Write-offs	—	—	(12,673)	(12,673)
FX and other movements	(66)	(37)	(354)	(457)
Carrying amount as of December 31, 2018	3,658	4,743	14,906	23,307

d)Impaired assets and assets with unpaid past-due amounts

The detail of the changes in the balance of the financial assets classified as Financial assets at amortised cost – Customers (IFRS9) and Loans and receivables - Loans and advances to customers (IAS39) considered to be impaired due to credit risk is as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	36,280	32,573	36,133
Net additions	10,821	8,409	7,393
Written-off assets	(12,673)	(13,522)	(12,758)
Changes in the scope of consolidation	177	9,618	661
Exchange differences and other	(387)	(798)	1,144
Balance at end of year	34,218	36,280	32,573

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At December 31, 2018, the Group’s written-off assets totalled EUR 47,751 million (December 31, 2017: EUR 43,508 million; December 31, 2016: EUR 40,473 million).

Following is a detail of the financial assets classified as Financial assets at amortised cost (IFRS9) and Loans and receivables to costumers (IFRS39) and considered to be impaired due to credit risk at December 31, 2018, classified by geographical location of risk and by age of the oldest past-due amount:

	Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total

Spain	5,671	780	551	656	8,724	16,382
European Union (excluding Spain)	2,940	1,213	577	519	2,662	7,911
United States and Puerto Rico	1,906	531	30	31	178	2,676
Other OECD countries	1,414	498	143	162	520	2,737
Latin America (non-OECD)	1,221	1,145	782	561	803	4,512
	13,152	4,167	2,083	1,929	12,887	34,218

The detail at December 31, 2017 is as follows:

	Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total
Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429
	11,724	4,977	2,521	2,128	14,930	36,280

The detail at December 31, 2016 is as follows:

	Million of euros
	With no	With balances past due by
	past-due
	balances or
	less than
	90 days	90 to 180	180 to 270	270 days	More than
	past due	days	days	to 1 year	1 year	Total
Spain	4,845	508	360	625	7,009	13,347
European Union (excluding Spain)	2,648	1,783	877	654	3,262	9,224
United States and Puerto Rico	805	833	38	61	242	1,979
Other OECD countries	1,601	481	145	158	474	2,859
Latin America (non-OECD)	1,242	1,059	1,131	677	1,055	5,164
	11,141	4,664	2,551	2,175	12,042	32,573

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2018:

	Million of euros
			Estimated
	Gross	Allowance	collateral
	amount	recognised	value(*)
Without associated real collateral	13,250	(8,636)	—
With real estate collateral	16,228	(4,408)	11,653
With other collateral	4,740	(1,862)	1,913
Total	34,218	(14,906)	13,566

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

Past-due amounts receivable

In addition, at December 31, 2018, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Million of euros
	Less than1	1 to 2	2 to 3
	month	months	months

Loans and advances to customers	2,023	629	617
Of which Public Sector	5	—	—
Total	2,023	629	617

e)Securitisation

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. The breakdown of the securitised loans, by type of original financial instrument, and of the securitised loans derecognised because the stipulated requirements were met (See Note 2.e) is shown below. Note 22 details the liabilities associated with these securitisation transactions.

	Million of euros
	2018	2017	2016
Derecognised	47	241	477
Of which
Securitised mortgage assets (*)	47	241	477

Retained on the balance sheet	88,767	91,208	100,675
Of which
Securitised mortgage assets	33,900	36,844	44,311
Of which: UK assets	13,519	15,694	20,969
Other securitised assets	54,867	54,364	56,364
Total	88,814	91,449	101,152

(*)    Of which EUR 35 million correspond to the amount of Multifamily loans of Santander Bank, National Association.

Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group's liquidity sources. In 2018, 2017 and 2016 the Group did not derecognise any of the securitisations performed, and the balance shown as derecognised for those years relates to securitisations performed in prior years.

The loans derecognised include assets of Santander Bank, National Association amounting to approximately EUR 35 million at December 31, 2018 (December 31, 2017: EUR 113 million; December 31, 2016: EUR 324 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained.

The loans retained on the face of the balance sheet include the loans associated with securitisations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitisation are mainly mortgage loans, loans to companies and consumer loans.

11.   Trading derivatives

The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2018, 2017 and 2016 is as follows:

	Million of euros
	2018		2017		2016
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value
Trading derivatives:
Interest rate risk
Forward rate agreements	308,340	(1)	190,553	(15)	370,244	(64)
Interest rate swaps	4,197,246	115	3,312,025	974	3,092,360	804
Options, futures and other derivatives	543,138	(514)	540,424	(511)	565,635	(980)
Credit risk
Credit default swaps	18,889	33	25,136	68	38,827	37
Foreign currency risk
Foreign currency purchases and sales	275,449	301	236,805	(29)	259,336	1,102
Foreign currency options	54,215	2	43,488	(37)	36,965	112
Currency swaps	334,524	(416)	295,753	(1,628)	321,316	(3,627)
Securities and commodities derivatives and other	59,932	1,078	70,325	529	76,523	290
Total	5,791,733	598	4,714,509	(649)	4,761,206	(2,326)

12.   Non-current assets

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016
Tangible assets	5,424	11,661	5,743
Of which:
Foreclosed assets	5,334	11,566	5,640
Of which: property assets in Spain	4,488	10,533	4,902
Other tangible assets held for sale	90	95	103
Other assets (*)	2	3,619	29
Total (**)	5,426	15,280	5,772

(*)    In 2017 include, mainly, Banco Popular Español, S.A.U. assets under the sale of the real estate business to Blackstone (see Note 3).

(**)  In March 2018, the agreement for the operation of Banco Popular Español, S.A.U. real estate business with Blackstone has materialised (see Note 3).

At December 31, 2018, the allowances recognised for the total non-current assets held for sale represented 49% (2017: 50% without considering the assets of Banco Popular Español, S.A.U. sold on March 2018 and 2016: 51%). The charges recorded in those years amounted to EUR 320 million, EUR 347 million and EUR 241 million, respectively, and the recoveries during these exercises are amounted to EUR 61 million, EUR 41 million and EUR 29 million, respectively.

Without taking into consideration the Blackstone agreement already mentioned in Note 2, during 2018 the Group sold, for EUR 1,578 million, foreclosed assets with a gross carrying amount of EUR 2,190 million, for which provisions totalling EUR 736 million had been recognised. These sales gave rise to gains of EUR 124 million.

In addition, other tangible assets were sold for EUR 117 million, giving rise to a gain of EUR 12 million.

13.   Investments

a)Breakdown

The detail, by company, of Investments is as follows:

	Million of euros
	2018	2017	2016
Associated entities
Project Quasar Investment 2017 S.L.	1,701	—	—
Merlin Properties, SOCIMI, S.A.	1,358	1,242	1,168
Metrovacesa, S.A.	1,255	—	—
Companies Zurich Santander	961	988	1,011
Testa Residencial, SOCIMI, S.A.	—	651	307
Allianz Popular, S.L.	431	438	—
Companies Santander Insurance	392	358	325
Other companies	511	520	431
	6,609	4,197	3,242

Joint Ventures entities
Wizink Bank, S.A.	—	1,017	—
Unión de Créditos Inmobiliarios, S.A., EFC	202	207	177
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	163	186	197
SAM Investment Holdings Limited (*)	—	—	525
Other companies	614	577	695
	979	1,987	1,594

(*)    SAM Investment Holdings Limited became part of the Group in 2017.

Of the entities included above, at December 31, 2018, the entity Merlin Properties, SOCIMI, S.A, Metrovacesa S.A. and Compañía Española de Viviendas en Alquiler, S.A. are the only listed companies.

b)	Changes

The changes in the investments were as followed:

	Million of euros
	2018 (*)	2017	2016
Balance at beginning of year	6,150	4,836	3,251
Acquisitions (disposals) of companies and capital increases (reductions)	(1,761)	1,893	(72)
Of which:
Wizink Bank, S.A.	(1,033)	1,017	—
Allianz Popular, S.L.	—	438	—
Changes in the consolidation method (Note 3)	2,967	(582)	1,457
Of which:
Quasar	1,701	—	—
Metrovacesa	1,255	—	—
Effect of equity accounting	737	704	444
Dividends paid and reimbursements of share premium	(404)	(376)	(305)
Exchange differences and other changes	(101)	(291)	61
Balance at end of year	7,588	6,184	4,836

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

c)Impairment losses

In 2018, 2017 and 2016 there was no evidence of material impairment on the Group’s investments.

d)Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Million of euros
	2018	2017	2016
Total assets	74,765	63,093	55,791
Total liabilities	(58,153)	(51,242)	(45,623)
Net assets	16,612	11,851	10,168

Group’s share of net assets	6,157	4,194	3,381
Goodwill	1,431	1,990	1,455
Of which:
Companies Zurich Santander	526	526	526
Wizink Bank, S.A.	—	553	—
Allianz Popular, S.L.	347	347	—
Companies Santander Insurance	205	205	205
Total Group share	7,588	6,184	4,836
Total income	12,174	12,536	11,766
Total profit	1,867	1,699	984
Group’s share of profit	737	704	444

Following is a summary of the financial information for 2018 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

	Million of euros
	Total assets	Total liabilities	Total income	Total profit
Joint Ventures entities	21,934	20,324	4,301	334
Of which:
Unión de Créditos Inmobiliarios, S.A., EFC	12,105	11,701	351	7
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	132	84	122	15
Associated entities	52,831	37,829	7,873	1,533
Of which:
Companies Santander Zurich	13,805	12,915	4,143	402
Allianz Popular, S.L.	3,238	3,028	113	113
Companies Santander Insurance	2,276	1,899	822	77
Total	74,765	58,153	12,174	1,867

14.   Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	210	239	269
	210	239	269

15.   Liabilities and assets under insurance contracts and reinsurance assets

The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (See Note 2.j) is as follows:

	Million of euros
	2018			2017			2016
	Direct			Direct			Direct
	insurance			insurance			insurance
	and		Total	and		Total	and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
Technical provisions for:	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)
Unearned premiums and unexpired risks	52	(47)	5	50	(41)	9	61	(46)	15
Life insurance	227	(163)	64	483	(151)	332	159	(138)	21
Unearned premiums and risks	140	(127)	13	100	(96)	4	76	(76)	—
Mathematical provisions	87	(36)	51	383	(55)	328	83	(62)	21
Claims outstanding	397	(86)	311	423	(115)	308	358	(98)	260
Bonuses and rebates	20	(9)	11	29	(11)	18	19	(8)	11
Other technical provisions	69	(19)	50	132	(23)	109	55	(41)	14
	765	(324)	441	1,117	(341)	776	652	(331)	321

16.   Tangible assets

a)Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Million of euros
		Leased out under
		an operating	Investment
	For own use	lease	property	Total
Cost:
Balances at January 1, 2016	17,442	14,921	7,345	39,708
Additions / disposals (net) due to change in the scope of consolidation (*)	(17)	287	(4,278)	(4,008)
Additions / disposals (net)	763	2,380	(64)	3,079
Transfers, exchange differences and other items	(76)	650	462	1,036
Balances at December 31, 2016	18,112	18,238	3,465	39,815
Additions / disposals (net) due to change in the scope of consolidation	1,740	205	—	1,945
Additions / disposals (net)	781	2,445	(100)	3,126
Transfers, exchange differences and other items	(1,357)	(2,215)	(223)	(3,795)
Balances at December 31, 2017	19,276	18,673	3,142	41,091
Additions / disposals (net) due to change in the scope of consolidation	34	44	(630)	(552)
Additions / disposals (net)	589	5,545	(182)	5,952
Transfers, exchange differences and other items	(1,164)	825	48	(291)
Balances at December 31, 2018	18,735	25,087	2,378	46,200

Accumulated depreciation:
Balances at January 1, 2016	(9,448)	(3,376)	(284)	(13,108)
Disposals due to change in the scope of consolidation	5	(3)	121	123
Disposals	311	457	29	797
Charge for the year	(1,079)	—	(10)	(1,089)
Transfers, exchange differences and other items	—	(2,247)	(53)	(2,300)
Balances at December 31, 2016	(10,211)	(5,169)	(197)	(15,577)
Disposals due to change in the scope of Consolidation	—	—	—	—
Disposals	478	639	8	1,125
Charge for the year	(1,165)	—	(25)	(1,190)
Transfers, exchange differences and other items	(22)	(1,574)	25	(1,571)
Balances at December 31, 2017	(10,920)	(6,104)	(189)	(17,213)
Disposals due to change in the scope of consolidation	(12)	(34)	—	(46)
Disposals	629	413	17	1,059
Charge for the year	(1,159)	—	(13)	(1,172)
Transfers, exchange differences and other items	938	(2,679)	(14)	(1,755)
Balances at December 31, 2018	(10,524)	(8,404)	(199)	(19,127)

	Million of euros
		Leased out
		under an
		operating	Investment
	For own use	lease	property	Total
Impairment losses:
Balances at January 1, 2016	(45)	(159)	(1,076)	(1,280)
Impairment charge for the year	(12)	(43)	(62)	(117)
Releases	1	1	60	62
Disposals due to change in the scope of Consolidation	1	—	309	310
Exchange differences and other	14	42	17	73
Balances at December 31, 2016	(41)	(159)	(752)	(952)
Impairment charge for the year	(16)	(42)	(21)	(79)
Releases	4	—	3	7
Disposals due to change in the scope of Consolidation	—	(2)	(1)	(3)
Exchange differences and other	(24)	5	142	123
Balances at December 31, 2017	(77)	(198)	(629)	(904)
Impairment charge for the year	(30)	(56)	(8)	(94)
Releases	6	—	5	11
Disposals due to change in the scope of Consolidation	—	—	—	—
Exchange differences and other	40	15	16	71
Balances at December 31, 2018	(61)	(239)	(616)	(916)

Tangible assets, net:
Balances at December 31, 2016 (*)	7,860	12,910	2,516	23,286
Balances at December 31, 2017	8,279	12,371	2,324	22,974
Balances at December 31, 2018	8,150	16,444	1,563	26,157

(*)    The decreases in 2016 in Tangible assets - Investment property was due to the separation and deconsolidation of Metrovacesa, S.A. (See Note 3).

b)Tangible assets for own use

The detail, by class of asset, of Tangible assets - For own use in the consolidated balance sheets is as follows:

	Million of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount
Land and buildings	5,713	(1,967)	(41)	3,705
IT equipment and fixtures	5,225	(4,161)	—	1,064
Furniture and vehicles	6,963	(4,023)	—	2,940
Construction in progress and other items	211	(60)	—	151
Balances at December 31, 2016	18,112	(10,211)	(41)	7,860

Land and buildings	5,892	(2,014)	(77)	3,801
IT equipment and fixtures	5,608	(4,422)	—	1,186
Furniture and vehicles	7,213	(4,391)	—	2,822
Construction in progress and other items	563	(93)	—	470
Balances at December 31, 2017	19,276	(10,920)	(77)	8,279

Land and buildings	6,127	(2,056)	(61)	4,010
IT equipment and fixtures	5,605	(4,455)	—	1,150
Furniture and vehicles	6,686	(3,946)	—	2,740
Construction in progress and other items	317	(67)	—	250
Balances at December 31, 2018	18,735	(10,524)	(61)	8,150

The carrying amount at December 31, 2018 in the foregoing table includes the following approximate amounts EUR 5,390 million (December 31, 2017: EUR 5,455 million; December 31, 2016: EUR 5,906 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

c)Investment property

The fair value of investment property at December 31, 2018 amounted to EUR 1,825 million (2017: EUR 2,435 million; 2016: EUR 2,583 million). A comparison of the fair value of investment property at December 31, 2018, with the net book value shows gross unrealised gains of EUR 262 million (2017: EUR 128 million and 2016: EUR 67 million), attributed completely to the group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2018, 2017 and 2016 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

17.   Intangible assets – Goodwill

The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Million of euros
	2018	2017	2016

Santander UK	8,307	8,375	8,679
Banco Santander (Brasil)	4,459	4,988	5,769
Santander Bank Polska	2,402	2,473	2,342
Santander Consumer USA	2,102	2,007	3,182
Santander Bank, National Association	1,793	1,712	1,948
Santander Consumer Germany	1,217	1,217	1,217
SAM Investment Holdings Limited	1,173	1,173	—
Santander Portugal	1,040	1,040	1,040
Santander España (*)	1,023	648	371
Banco Santander - Chile	627	676	704
Santander Consumer Nordics	502	518	537
Grupo Financiero Santander (Mexico)	434	413	449
Other companies	387	529	486
Total goodwill	25,466	25,769	26,724

(*)    Includes mainly goodwill arising from purchases of Popular's network and Wizink's card business.

The changes in goodwill were as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	25,769	26,724	26,960
Additions (Note 3)	383	1,644	—
Of which:
SAM Investment Holdings Limited	—	1,173	—
Santander España	375	248	—
Impairment losses	—	(899)	(50)
Of which:
Santander Consumer USA	—	(799)	—
Disposals or changes in scope of consolidation	(130)	—	(2)
Exchange differences and other items	(556)	(1,700)	(184)
Balance at end of year	25,466	25,769	26,724

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2018 there was an increase in goodwill, mainly due to the purchase of the card businesses from Wizink Bank, S.A. (the increase in 2017 is due to the purchase of Banco Popular Español, S.A.U) and a decrease by EUR 556 million (EUR 1,700 and 184 million in 2017 and 2016) due to exchange differences which, pursuant to current standards, were recognised with a debit to Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense (see Note 29.d).

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group's smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

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

Following is a detail of the main assumptions used in determining the recoverable amount, at 2018 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

			Nominal
	Projected	Discount	perpetual
	period	rate (*)	growth rate
Santander UK	5 years	8.4%	2.5%
Santander Consumer USA	3 years	11.1%	1.5%
Santander Bank, National Association	3 years	10.6%	3.8%
Santander Consumer Germany	5 years	8.5%	2.5%
SAM Investment Holdings Limited	5 years	9.6%	2.5%
Santander Portugal	5 years	9.6%	2.0%
Santander Consumer Nordics	5 years	9.2%	2.5%

(*)    Post-tax discount rate.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/- 50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

-

In the case of Santander Consumer USA, the Group recognised in 2017 a goodwill impairment amounting to EUR 799 million. The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

-

As disclosed in note 1.h, the recent political events as consequence of UK intention to leave the European Union are producing economic volatility that has unfavourably affected the assumptions included in the Santander UK value in use estimate. This value is close to the recoverable amount.

The recoverable amount of Santander Bank Polska (former Bank Zachodni WBK S.A.), Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the above, and in accordance with the estimates, forecasts and sensibility analysis available for the managers of the Bank, during 2018 the Group has not recognised goodwill impairment losses within Impairment losses on other assets (net) - Goodwill and other intangible assets caption (EUR 899 and 50 million during 2017 and 2016, respectively).

18.   Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2018, 2017, and 2016 is as follows:

		Million of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2017	disposals	consolidation	impairment	impairment	and other	2018
With indefinite useful life:
Brand names		35	—	—	—	—	1	36

With finite useful life:
IT developments	3-7 years	6,945	1,468	1	—	(1,102)	(178)	7,134
Other		1,560	1	12	—	(50)	(13)	1,510
Accumulated amortisation		(5,386)	—	(1)	(1,253)	1,035	173	(5,432)
Development		(4,721)	—	(1)	(1,153)	985	147	(4,743)
Other		(665)	—	—	(100)	50	26	(689)
Impairment losses		(240)	—	—	(117)	117	86	(154)
Of which: addition		—	—	—	(118)	—	—	—
liberation		—	—	—	1	—	—	—
		2,914	1,469	12	(1,370)	—	69	3,094

		Million of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2016	disposals	consolidation	impairment	impairment	and other	2017
With indefinite useful life:
Brand names		39	—	—	—	—	(4)	35

With finite useful life:
IT developments	3-7 years	6,558	1,470	42	—	(679)	(446)	6,945
Other		1,245	68	436	—	(126)	(63)	1,560
Accumulated amortisation		(4,848)	—	(64)	(1,403)	694	235	(5,386)
Development		(4,240)	—	(14)	(1,310)	627	216	(4,721)
Other		(608)	—	(50)	(93)	67	19	(665)
Impairment losses		(297)	—	—	(174)	111	120	(240)
Of which: addition		—	—	—	(174)	—	—	—
		2,697	1,538	414	(1,577)	—	(158)	2,914

		Million of euros
			Net			Application of
			additions	Change in	Amortization	amortization	Exchange
	Estimated	December 31,	and	scope of	and	and	differences	December 31,
	useful life	2015	disposals	consolidation	impairment	impairment	and other	2016
With indefinite useful life:
Brand names		49	1	—	—	(11)	—	39

With finite useful life:
IT developments	3-7 years	5,411	1,726	—	—	(890)	311	6,558
Other		1,306	41	(124)	—	—	22	1,245
Accumulated amortisation		(3,873)	—	—	(1,275)	716	(416)	(4,848)
Development		(3,353)	—	—	(1,168)	716	(435)	(4,240)
Other		(520)	—	—	(107)	—	19	(608)
Impairment losses		(423)	—	—	(11)	185	(48)	(297)
Of which: addition		—	—	—	(11)	—	—	—
		2,470	1,768	(124)	(1,286)	—	(131)	2,697

In 2018, 2017 and 2016, impairment losses of EUR 117, EUR 174 and EUR 11 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.   Other assets

The detail of Other assets is as follows:

	Million of euros
	2018	2017	2016
Transactions in transit	143	206	431
Net pension plan assets (Note 25)	1,015	604	521
Prepayments and accrued income	3,089	2,326	2,232
Other	4,744	4,427	3,878
	8,991	7,563	7,062

20.   Deposits from central banks and credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016
CENTRAL BANKS
Classification:
Financial liabilities held for trading	—	282	1,351
Financial liabilities designated at fair value through profit or loss	14,816	8,860	9,112
Financial liabilities at amortised cost	72,523	71,414	44,112
	87,339	80,556	54,575
Type:
Deposits on demand	5	5	5
Time deposits	82,797	78,801	46,278
Reverse repurchase agreements	4,537	1,750	8,292
	87,339	80,556	54,575
CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	—	292	44
Financial liabilities designated at fair value through profit or loss	10,891	18,166	5,015
Financial liabilities at amortised cost	89,679	91,300	89,764
	100,570	109,758	94,823
Type:
Deposits on demand	6,154	6,444	4,220
Time deposits	53,421	54,159	61,321
Reverse repurchase agreements	40,873	49,049	29,277
Subordinated deposits	122	106	5
	100,570	109,758	94,823
Currency:
Euro	97,323	119,606	74,746
Pound sterling	19,301	14,820	12,237
US dollar	45,848	33,259	40,514
Brazilian real	18,657	16,485	16,537
Other currencies	6,780	6,144	5,364
TOTAL	187,909	190,314	149,398

The increase in Deposits from central banks measured at amortised cost mainly relates to the Grupo Banco Popular acquisition in 2017 and the Group’s participation in the last years in the European Central Bank's targeted longer-term refinancing operations (LTRO (Long-Term Refinancing Operation) and TLTROs (Targeted Long-Term Refinancing Operation)) which amounts to EUR 55,382 million at December 31, 2018.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21.   Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Million of euros
	2018	2017	2016
Classification:
Financial liabilities held for trading (*)	—	28,179	9,996
Financial liabilities designated at fair value through profit or loss.	39,597	28,945	23,345
Financial liabilities at amortised cost	740,899	720,606	657,770
	780,496	777,730	691,111
Geographical area:
Spain	267,210	260,181	181,888
European Union (excluding Spain)	309,615	318,580	295,059
United States and Puerto Rico	53,843	50,771	63,429
Other OECD countries	67,462	62,980	62,761
Latin America (non-OECD)	82,343	84,752	87,519
Rest of the world	23	466	455
	780,496	777,730	691,111
Type:
Demand deposits-
Current accounts	346,345	328,217	279,494
Savings accounts	196,493	189,845	180,611
Other demand deposits	5,873	7,010	7,156
Time deposits-
Fixed-term deposits and other term deposits	195,540	195,285	176,581
Home-purchase savings accounts	40	45	50
Discount deposits	3	3	448
Hybrid financial liabilities	3,419	4,295	3,986
Subordinated liabilities	23	21	24
Repurchase agreements	32,760	53,009	42,761
	780,496	777,730	691,111

(*)  The decrease reflects the run-down of UK's trading business due to the banking reform (Ring-fencing).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22.   Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Million of euros
	2018	2017	2016
Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	2,305	3,056	2,791
Financial liabilities at amortised cost	244,314	214,910	226,078
	246,619	217,966	228,869
Type:
Bonds and debentures outstanding	195,498	176,719	183,278
Subordinated	23,676	21,382	19,873
Notes and other securities	27,445	19,865	25,718
	246,619	217,966	228,869

The breakdown of book value by maturity of the subordinated liabilities and Bonds and debentures outstanding at December 31, 2018:

	Million of euros
	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated Liabilities	580	129	1,341	21,626	23,676
Covered bonds	16,009	29,105	12,287	28,035	85,436
Other bonds and debentures	21,492	41,858	24,873	21,839	110,062
Total bonds and debentures outstanding	37,501	70,963	37,160	49,874	195,498
Total bonds and debentures outstanding and subordinated liabilities	38,081	71,092	38,501	71,500	219,174

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates in those years.

b)Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2018
				Outstanding
				issue amount
				in foreign	Annual
	Million of euros			currency	interest
Currency of issue	2018	2017	2016	(Million)	rate (%)
Euro	85,479	83,321	77,231	85,479	1.25%
US dollar	62,021	48,688	48,134	71,014	3.14%
Pound sterling	16,616	13,279	15,098	14,864	2.40%
Brazilian real	15,778	17,309	27,152	70,117	5.53%
Chilean peso	6,460	5,876	6,592	5,133,310	5.00%
Other currencies	9,144	8,246	9,070
Balance at end of year	195,498	176,719	183,278

The changes in Bonds and debentures outstanding were as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	176,719	183,278	182,073
Net inclusion of entities in the Group	—	11,426	1,009
Of which:
Banco Santander, S.A. (Group Banco Popular)	—	11,426	—
Banca PSA Italia S.p.a.	—	—	500
PSA Bank Deutschland GmbH	—	—	497

Issues	68,306	62,260	57,012
Of which:
Banco Santander (Brasil) S.A.	16,422	16,732	7,699
Santander Consumer USA Holdings Inc.	15,627	11,242	11,699
Grupo Santander UK	14,984	7,625	12,815
Banco Santander, S.A. (*)	7,683	10,712	6,385
Santander Consumer Finance, S.A.	3,605	2,508	4,567
Banco Santander - Chile.	1,483	579	3,363
Santander Consumer Bank A.S.	1,342	1,117	1,537
Santander Holdings USA, Inc.	1,210	4,133	2,798
PSA Banque France	716	1,032	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	560	118	1,840
Santander Consumer Bank AG	—	749	—
PSA Financial Services Spain, EFC, SA	—	—	726
SCF Rahoituspalvelut KIMI VI DAC	—	635	—
Auto ABS French Lease Master Compartiment 2016	—	—	635
Banco Santander Totta, S.A.	—	1,999	—
Redemptions and repurchases	(48,319)	(66,871)	(59,036)
Of which:
Banco Santander (Brasil) S.A.	(14,802)	(23,187)	(7,579)
Santander Consumer USA Holdings Inc.	(11,939)	(10,264)	(11,166)
Santander Group UK	(6,800)	(13,303)	(13,163)
Banco Santander, S.A. (*)	(4,752)	(9,956)	(12,837)
Santander Consumer Finance, S.A.	(2,366)	(1,618)	(4,117)
Santander Consumer Bank AS	(1,268)	(337)	(710)
Santander Holdings USA, Inc.	(903)	(759)	(1,786)
Banca PSA Italia S.p.A.	(600)	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(579)	(224)	(1,453)
Santander International Products, Plc.	(491)	(310)	(332)
Banco Santander- Chile	(204)	(1,442)	(516)
Banco Santander Totta, S.A.	(41)	(998)	(856)
Santander Bank, National Association	—	(886)	—
Exchange differences and other movements	(1,208)	(13,374)	2,219
Balance at year-end	195,498	176,719	183,278

(*)     As of December 31, 2017 and 2016, issuer entities were included.

c)Notes and other securities

These notes were issued basically by Santander Consumer Finance, S.A.; Santander UK plc; Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México and  Banco Santander, S.A.

d)Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Million of euros
	2018	2017	2016
Asset-backed securities	38,140	32,505	38,825
Of which, mortgage-backed securities	5,197	4,034	8,561
Other mortgage securities	46,026	52,497	44,616
Of which: mortgage-backed bonds	22,023	23,907	16,965
Territorial covered bond	1,270	1,270	592
	85,436	86,272	84,033

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:
a.

Mortgage-backed securities- these securities are secured by securitised mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitised assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.

b.

Other asset - backed securities - including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.

Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans - see Note 10.b) which must: not be classified as of procedural stage; have available appraisals performed by specialised entities; have a loan-to-value (LTV) ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorised to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Consolidated financial statements as a whole.

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

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analysed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

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

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24 is as follows:

	2018	2017	2016
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	85,610	91,094	56,871
Of which:
Loans eligible to cover issues of mortgage-backed securities	60,195	59,422	38,426
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	15,807	18,202	19,509

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the property register, by mortgage on all those that at any time are recorded in favour of the issuer and are not affected by the issuance of mortgage bonds and / or are subject to mortgage participations, and / or mortgage transfer certificates, and, if they exist, by substitution assets eligible to be hedged and for the economic flows generated by derivative financial instruments linked to each issue, and without prejudice to the issuer’s unlimited liability.

The mortgage bonds include the credit right of its holder against the issuing entity, guaranteeing in the manner provided for in the previous paragraph, and involve the execution to claim from the issuer the payment after due date. The holders of these securities are recognised as preferred creditors, singularly privileged, with the preference, included in number 3º of article 1,923 of the Spanish Civil Code against any other creditor, in relation with the entire group of loans and mortgage loans registered in favour of the issuer, except those that act as coverage for mortgage bonds and / or are subject to mortgage participations and / or mortgage transfer certificates.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of 9 July. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

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

The outstanding mortgage-backed bonds issued by the Group totalled EUR 22,023 million at December 31, 2018 (all of which were denominated in euros), of which EUR 21,523 million were issued by Banco Santander, S.A. and EUR 500 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2018 and 2017 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.   Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Million of euros			December 31, 2018
				Outstanding
				issue amount
				in foreign	Annual
				currency	interest
Currency of issue	2018	2017	2016	(million)	rate (%)
Euro	14,001	11,240	8,044	14,001	3.89%
US dollar	7,813	8,008	9,349	8,946	5.30%
Pound sterling	628	874	949	562	8.92%
Brazilian real	—	131	136	—	—
Other currencies	1,378	1,257	1,424
Balance at end of year	23,820	21,510	19,902
Of which, preference shares	345	404	413
Of which, preference participations	9,717	8,369	6,916

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	21,510	19,902	21,153
Net inclusion of entities in the Group (Note 3)	—	11	—
Of which: Banco Santander, S.A. (Grupo Banco Popular)	—	11	—
Placements	3,283	2,994	2,395
Of which:
Banco Santander, S.A. (*)	2,750	2,894	2,328
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	281	—	59
Santander Bank Polska S.A.	235	—	—
PSA Banque France	—	78	—
Net redemptions and repurchases (**)	(1,259)	(870)	(2,812)
Of which:
Banco Santander, S.A. (*)	(401)	(453)	(1,976)
Santander UK plc	(313)	(60)	(51)
Santander Holdings USA, Inc.	(195)	(72)	—
Santander Bank, National Association	(163)	(285)	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(125)	—	—
Banco Santander (Brasil) S.A.	(62)	—	(716)
Santander Consumer Finance, S.A.	—	—	(70)
Exchange differences and other movements	286	(527)	(834)
Balance at end of year	23,820	21,510	19,902

(*)    As of December 31, 2017 and 2016, issuer entities were included.

(**)  The balance relating to issuances, redemptions and repurchases (EUR 2,024 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,245 million), is included in the cash flow from financing activities.

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

At December 31, 2018, Santander UK plc had a GBP 2,041 million subordinated issue which is convertible (having acquired the Group GBP 900 million), at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

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

At December 31, 2018, the following issues were convertible into Bank shares:

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

On December 30, 2016, Grupo Financiero Santander México, S.A.B. of C.V. made an issue of perpetual subordinated notes for a nominal amount of USD 500 million of which the Group has acquired 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.

On April 25, and September 29, 2017, Banco Santander, S.A. issued preferred shares contingently convertible in newly issued common shares of the Bank (the “CCPP”), for a nominal amount of 750 million euros, and 1,000 million euros, respectively. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of 499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.

On February 8, 2018, Banco Santander, S.A. carried out an issue of subordinated obligations for a term of ten years, amounting to EUR1,250 million. The issue accrues an annual interest of 2.125% payable annually.

On March 19, 2018, Banco Santander, S.A. carried out an issue of contingently convertible preferred shares in common shares of the newly issued Bank (the "PPCC"), for a nominal amount of EUR 1,500 million. The remuneration of the CCPPs, whose payment is subject to certain conditions and is also discretionary, was fixed at an annual 4.75%, payable quarterly, for the first seven years (being revised thereafter applying a margin of 410 basis points over the type Mid-swap).

On April 20, 2018, Santander Bank Polska S.A. carried out an issue of subordinated obligations for a term of ten years and with an option to amortize the fifth anniversary of the issue date, for an amount of EUR 1,000 million Polish zlotys. The issue accrues a floating interest of Wibor (6M) + 160 basic points payable semiannually.

On October 1, 2018, Banco Santander México, S.A ., Institución de Banca Múltiple, Grupo Financiero Santander México it issued a subordinated debt for a term of ten years for a nominal amount of 1,300 million US dollars and at an interest rate of 5.95%, the group having acquired 75% of the issue.

The accrued interests from the subordinated liabilities during 2018 amounted to EUR 770 million (EUR 966 million and EUR 945 million during 2017 and 2016, respectively). Interests from the “CCPS” during 2018 amounted to EUR 560 million (EUR 395 million and EUR 334 million in 2017 and 2016, respectively).

24.   Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016
Trade payables	1,323	1,559	1,230
Clearing houses	434	767	676
Tax collection accounts:
Public Institutions	3,968	3,212	2,790
Factoring accounts payable	263	290	180
Unsettled financial transactions	3,373	6,375	7,418
Other financial liabilities	15,303	16,225	14,222
	24,664	28,428	26,516

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.   Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016
Provision for pensions and other obligations post-employments	5,558	6,345	6,576
Other long term employee benefits	1,239	1,686	1,712
Provisions for taxes and other legal contingencies	3,174	3,181	2,994
Provisions for contingent liabilities and commitments (Note 2)	779	617	459
Other provisions	2,475	2,660	2,718
Provisions	13,225	14,489	14,459

b)Changes

The changes in Provisions in the last three years were as follows:

	Million of euros
	2018					2017					2016

		Provisions	Provisions				Provisions	Provisions				Provisions	Provisions
	Provisions	for other	for			Provisions	for other	for			Provisions	for other	for
	for post-	long term	contingent			for post-	long term	commitments			for post-	long term	commitments
	employment	employee	liabilities and	Other		employment	employee	and guarantees	Other		employment	employee	and guarantees	Other
	plans	benefits	commitments (*)	provisions	Total	plans	benefits	given	provisions	Total	plans	benefits	given	provisions	Total
Balances at beginning of year	6,345	1,686	814	5,841	14,686	6,576	1,712	459	5,712	14,459	6,356	1,916	618	5,604	14,494
Incorporation of Group companies, net	—	—	—	(30)	(30)	59	184	146	1,365	1,754	11	8	(4)	13	28
Additions charged to income:	38	251	(49)	2,253	2,493	237	293	(49)	2,863	3,344	227	368	(40)	2,235	2,790
Interest expense(Note 39)	165	21	—	—	186	175	23	—	—	198	170	31	—	—	201
Personnel expenses (Note 47)	78	6	—	—	84	82	6	—	—	88	73	8	—	—	81
Provisions or reversion of provisions	(205)	224	(49)	2,253	2,223	(20)	264	(49)	2,863	3,058	(16)	329	(40)	2,235	2,508
Addition	7	227	455	4,612	5,301	2	264	606	3,855	4,727	24	377	226	3,024	3,651
Release	(212)	(3)	(504)	(2,359)	(3,078)	(22)	—	(655)	(992)	(1,669)	(40)	(48)	(266)	(789)	(1,143)
Other additions arising from insurance contracts linked to pensions	(7)	—	—	—	(7)	(7)	—	—	—	(7)	(3)	—	—	—	(3)

Changes in value recognised in equity	(482)	—	—	—	(482)	369	—	—	—	369	1,275	—	—	—	1,275

Payments to pensioners and pre-retirees with a charge to internal provisions	(332)	(625)	—	—	(957)	(355)	(498)	—	—	(853)	(367)	(603)	—	—	(970)
Benefits paid due to settlements	—	—	—	—	—	(260)	—	—	—	(260)	(20)	—	—	—	(20)
Insurance premiums paid	(2)	—	—	—	(2)	—	—	—	—	—	(1)	—	—	—	(1)
Payments to external funds	(368)	—	—	—	(368)	(273)	—	—	—	(273)	(852)	—	—	—	(852)
Amounts used	—	—	(3)	(2,548)	(2,551)	—	—	(3)	(2,997)	(3,000)	—	—	(2)	(2,149)	(2,151)

Transfer, exchange differences and other changes	366	(73)	17	133	443	(1)	(5)	64	(1,102)	(1,044)	(50)	23	(113)	9	(131)

Balances at end of year	5,558	1,239	779	5,649	13,225	6,345	1,686	617	5,841	14,489	6,576	1,712	459	5,712	14,459

(*)   See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

c)   Provision for pensions and other obligations post –employments and Other long term employee benefits

The detail of Provisions for pensions and similar obligations is as follows:

	Million of euros
	2018	2017	2016
Provisions for post-employment plans - Spanish entities	3,930	4,274	4,701
Provisions for other similar obligations - Spanish entities	1,189	1,643	1,664
Of which: pre-retirements	1,172	1,630	1,644
Provisions for post-employment plans - United Kingdom	130	323	306
Provisions for post-employment plans - Other subsidiaries	1,498	1,748	1,569
Provisions for other similar obligations - Other subsidiaries	50	43	48
Provision for pensions and other obligations post -employments and Other long term employee benefits	6,797	8,031	8,288
Of which: defined benefits	6,791	8,026	8,277

i.Spanish entities - Post-employment plans and other similar obligations

At December 31, 2018, 2017 and 2016, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date. In 2017, in parallel and simultaneously, Banco Santander and Banco Popular Español, S.A.U. reached an agreement with the workers’ representatives to implement a pre-retirement and incentivised retirement plan, which welcomed 1,715 employees during 2018, being the provision set up to cover these commitments of EUR 209 million . In 2017 and 2016 the provisions accounted for benefit plans and contribution commitments were EUR 248 and 361 million in 2017 and 2016, respectively.

In October 2017, the Bank and the workers’ representatives reached an agreement for the elimination and compensation of certain passive rights arising from extra-covenant improvement agreements. The effect of the settlement of the mentioned commitments is shown in the tables included below in the "benefit paid for settlement" line.

The expenses incurred by the Spanish companies in respect of contributions to defined contribution plans amounted to EUR 87 million in 2018 (2017: EUR 90 million; 2016: EUR 93 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Annual discount rate	1.55%	1.40% and 1.38% B. Popular	1.50%	1.55%	1.40%	1.50%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	2.0%(*)	B. Popular 1.75% in 2018 and Rest B. Santander 1,25%	2.00% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	From 0% to 1.50%	From 0% to 1.50%	From 0% to 1.50%

(*)    Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.33% (-50 b.p) to -4.88% (+50 b.p.),respectively, and an increase or decrease in the present value of the long-term obligations of +1.11% (-50 b.p.) to -1.09% (+50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Expected rate of return on plan assets	1.55%	1.40%	1.50%	1.55%	1.40%	N/A
Expected rate of return on reimbursement rights	1.55%	1.40%	1.50%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2018 and the four preceding years is as follows:

	Million of euros
	Post-employment plans					Other similar obligations
	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Present value of the obligations:
To current employees	60	138	50	48	62	—	—	—	—	—
Vested obligations to retired employees	5,332	5,662	4,423	4,551	4,708	—	—	—	—	—
To pre-retirees employees	—	—	—	—	—	1,187	1,647	1,644	1,801	2,220
Long-service bonuses and other benefits	—	—	—	—	—	17	13	13	12	13
Other	35	112	383	380	307	—	—	—	—	4
	5,427	5,912	4,856	4,979	5,077	1,204	1,660	1,657	1,813	2,237
Less - Fair value of plan assets	1,500	1,640	157	157	167	15	17	—	—	—
Provisions - Provisions for pensions	3,927	4,272	4,699	4,822	4,910	1,189	1,643	1,657	1,813	2,237
Of which:
Internal provisions for pensions	3,720	4,036	4,432	4,524	4,565	1,189	1,642	1,657	1,813	2,237
Insurance contracts linked to pensions (Note 14)	210	238	269	299	345	—	1	—	—	—
Unrecognised net assets for pensions	(3)	(2)	(2)	(1)	—	—	—	—	—	—

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Current service cost	18	16	11	1	1	1
Interest cost (net)	73	79	91	18	21	27
Expected return on insurance contracts
linked to pensions	(4)	(4)	(5)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	7	13	6
Past service cost	3	—	6	5	—	—
Pre-retirement cost	1	—	6	208	248	355
Other	(4)	(2)	(21)	—	—	(1)
	87	89	88	239	283	388

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 65 million with respect to defined benefit obligations (increased 2017: EUR 41 million; increased 2016: EUR 141 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Present value of the obligations at beginning of year	5,912	4,856	4,979	1,660	1,657	1,813
Incorporation of Group companies, net	(36)	1,563	—	—	202	—
Current service cost	18	16	11	1	1	1
Interest cost	99	94	95	18	21	27
Pre-retirement cost	1	—	6	208	248	355
Effect of curtailment/settlement	(4)	(2)	(21)	—	—	—
Benefits paid	(423)	(388)	(353)	(617)	(490)	(570)
Benefits paid due to settlements	—	(260)	—	—	—	—
Past service cost	3	—	6	5	—	—
Actuarial (gains)/losses	(145)	57	136	6	13	6
Demographic actuarial (gains)/losses	(21)	(7)	15	(3)	10	(1)
Financial actuarial (gains)/losses	(124)	64	121	9	3	7
Exchange differences and other items	2	(24)	(3)	(77)	8	25
Present value of the obligations at end of year	5,427	5,912	4,856	1,204	1,660	1,657

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Fair value of plan assets at beginning of year	1,640	157	157	17	—	—
Incorporation of Group companies, net	—	1,507	—	—	18	—
Expected return on plan assets	26	15	4	—	—	—
Benefits paid	(115)	(58)	(8)	(2)	(1)	—
Contributions/(surrenders)	21	3	9	—	—	—
Actuarial gains/(losses)	(73)	24	(2)	(1)	—	—
Exchange differences and other items	1	(8)	(3)	1	—	—
Fair value of plan assets at end of year	1,500	1,640	157	15	17	—

Insurance contracts linked to pensions

	Million of euros
	Post-employment plans			Other similar obligations
	2018	2017	2016	2018	2017	2016
Fair value of insurance contracts linked to pensions at beginning of year	238	269	299	1	—	—
Incorporation of Group companies, net	—	—	—	—	2	—
Expected return on insurance contracts linked to pensions	4	4	5	—	—	—
Benefits paid	(27)	(29)	(32)	(1)	(1)	—
Paid premiums	2	1	—	—	—	—
Actuarial gains/(losses)	(7)	(7)	(3)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	210	238	269	—	1	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2018 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2018 for the next ten years:

Million
of euros
2019	792
2020	662
2021	569
2022	486
2023	425
2024 to 2028	1,604

ii.United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 93 million in 2018 (2017: EUR 82 million; 2016: EUR 81 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2018	2017	2016
Annual discount rate	2.90%	2.49%	2.79%
Mortality tables	108/86 S2 Light	108/86 S2 Light	116/98 S1 Light TMC
Cumulative annual CPI growth	3.22%	3.15%	3.12%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.94%	2.94%	2.92%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +9.80% (-50 b.p.) and -8.74% (+50 b.p.), respectively.If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of + 6.57% (+50 b.p.) and -6.31% (-50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2018 and the four preceding years is as follows:

	Million of euros
	2018	2017	2016	2015	2014
Present value of the obligations	12,079	13,056	12,955	12,271	11,959
Less-
Fair value of plan assets	12,887	13,239	13,118	12,880	12,108
Provisions - Provisions for pensions	(808)	(183)	(163)	(609)	(149)
Of which:
Internal provisions for pensions	130	323	306	150	256
Net assets for pensions	(938)	(506)	(469)	(759)	(405)

The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Million of euros
	2018	2017	2016
Current service cost	31	36	31
Interest cost (net)	(6)	(6)	(22)
	25	30	9

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans decreased by EUR 481 million with respect to defined benefit obligations (2017: increase of EUR 121 million; 2016: increase of EUR 621 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Million of euros
	2018	2017	2016

Present value of the obligations at beginning of year	13,056	12,955	12,271
Current service cost	31	36	31
Interest cost	320	347	407
Benefits paid	(489)	(445)	(332)
Contributions made by employees	24	20	20
Past service cost	—	—	—
Actuarial (gains)/losses	(766)	602	2,315
Demographic actuarial (gains)/losses	(21)	(184)	(59)
Financial actuarial (gains)/losses	(745)	786	2,374
Exchange differences and other items	(97)	(459)	(1,757)
Present value of the obligations at end of year	12,079	13,056	12,955

The changes in the fair value of the plan assets were as follows:

	Million of euros
	2018	2017	2016

Fair value of plan assets at beginning of year	13,239	13,118	12,880
Expected return on plan assets	326	353	429
Benefits paid	(489)	(445)	(332)
Contributions	209	208	304
Actuarial gains/(losses)	(285)	481	1,694
Exchange differences and other items	(113)	(476)	(1,857)
Fair value of plan assets at end of year	12,887	13,239	13,118

In 2019 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2018.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016

Equity instruments	17%	20%	25%
Debt instruments	50%	46%	49%
Properties	10%	13%	12%
Other	23%	21%	14%

The following table shows the estimated benefits payable at December 31, 2018 for the next ten years:

Million
of euros

2019	297
2020	301
2021	321
2022	345
2023	363
2024 to 2028	2,127

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2018, 2017 and 2016, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 107 million in 2018 (2017: EUR 99 million; 2016: EUR 92 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 9.11% and 9.26%, the CPI 4% and the mortality table the AT-2000.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2018, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of + 5.25% (-50 b.p.) and -4.80% (+50 b.p.), respectively.These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2018 and the four preceding years is as follows:

	Million of euros
		Of which:
		business in
	2018	Brazil	2017	2016	2015	2014
Present value of the obligations	9,116	6,649	9,534	9,876	8,337	10,324
Less-
Of which: with a charge to the participants	167	167	193	153	133	151
Fair value of plan assets	7,743	6,046	7,927	8,445	7,008	8,458
Provisions - Provisions for pensions	1,206	436	1,414	1,278	1,196	1,715

Of which:
Internal provisions for pensions	1,541	756	1,787	1,613	1,478	1,999
Net assets for pensions	(77)	(62)	(98)	(52)	(28)	(8)
Unrecognised net assets for pensions	(258)	(258)	(275)	(283)	(254)	(276)

The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

	Million of euros
	2018	2017	2016
Current service cost	34	35	38
Interest cost (net)	101	104	105
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	5	1	(9)
Past service cost	3	3	18
Pre-retirement cost	(6)	—	(9)
Other	(203)	(19)	(37)
	(66)	124	106

In addition, in 2018 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increased by EUR 64 million with respect to defined benefit obligations (increased EUR 207 million and increased EUR 513 million in 2017 and 2016, respectively).

In December 2011, the financial entities of Portugal, including Banco Santander Totta, S.A. made a partial transfer of the pension commitments to the Social Security. Consequently, Banco Santander Totta, S.A. carried out the transfer of the corresponding assets and liabilities and the current value of the net commitments of the fair value of the corresponding assets of the plan, as of December 31, 2011, under Provisions - Funds for pensions and similar obligations. In 2016, the collective bargaining agreement of the banking sector was approved, consolidating the sharing of responsibility for the pension commitments between the State and the banks.

On the other hand, in 2016 the Group in Brazil updated the recognition of its obligations of certain health benefits in the terms stipulated in the regulation that develops them and that establishes the coverage of this benefit in equal proportion between the sponsor and partners. The effect of this liquidation, together with that of the businesses in Portugal, is shown in the following tables under the heading “benefits paid due to settlements”.

In June 2018, the Group in Brazil reached an agreement with the labour unions to modify the scheme of contributions to certain health benefits, which implied a reduction in commitments amounting to 186 million euros, shown in the following tables under the heading "Effect to curtailment/settlement".

The changes in the present value of the accrued obligations were as follows:

	Million of euros
	2018	2017	2016
Present value of the obligations at beginning of year	9,534	9,876	8,337
Incorporation of Group companies, net	36	165	171
Current service cost	34	35	38
Interest cost	646	807	802
Pre-retirement cost	(6)	—	(9)
Effect of curtailment/settlement	(199)	(19)	(37)
Benefits paid	(634)	(716)	(690)
Benefits paid due to settlements	—	(24)	(1,352)
Contributions made by employees	5	6	8
Past service cost	3	3	18
Actuarial (gains)/losses	390	404	1,269
Demographic actuarial (gains)/losses	(59)	(140)	439
Financial actuarial (gains)/losses	449	544	830
Exchange differences and other items	(693)	(1,003)	1,321
Present value of the obligations at end of year	9,116	9,534	9,876

The changes in the fair value of the plan assets were as follows:

	Million of euros
	2018	2017	2016
Fair value of plan assets at beginning of year	7,927	8,445	7,008
Incorporation of Group companies, net	—	166	154
Expected return on plan assets	573	732	732
Benefits paid	(602)	(683)	(637)
Benefits paid due to settlements	—	(24)	(1,328)
Contributions	199	94	559
Liquidation gains/(losses)	—	—	—
Actuarial gains/(losses)	308	203	687
Exchange differences and other items	(662)	(1,006)	1,270
Fair value of plan assets at end of year	7,743	7,927	8,445

In 2019 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2018.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2018	2017	2016
Equity instruments	7%	6%	7%
Debt instruments	83%	84%	88%
Properties	1%	3%	1%
Other	9%	7%	4%

The following table shows the estimated benefits payable at December 31, 2018 for the next ten years:

Million
of euros
2019	593
2020	603
2021	612
2022	629
2023	644
2024 to 2028	3,429

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

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Million of euros
	2018	2017	2016
Recognised by Spanish companies	1,647	1,666	1,148
Recognised by other EU companies	1,044	1,127	1,300
Recognised by other companies	2,958	3,048	3,264
Of which:
Brazil	2,496	2,504	2,715
	5,649	5,841	5,712

Set forth below is the detail, by type of provision, of the balance at December 31, 2018, 2017 and 2016 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Million of euros
	2018	2017	2016
Provisions for taxes	864	1,006	1,074
Provisions for employment-related proceedings (Brazil)	859	868	915
Provisions for other legal proceedings	1,451	1,307	1,005
Provision for customer remediation	652	885	685
Regulatory framework-related provisions	105	101	253
Provision for restructuring	492	360	472
Other	1,226	1,314	1,308
	5,649	5,841	5,712

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

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

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

The main movements during the 2018 of the breakdown provisions are shown below:

Regarding the provisions arising from civil contingencies and legal nature, Brazil provides in the period EUR 359 million (2017: EUR 355 million, 2016: EUR 201 million) due to civil contingencies and EUR 288 million (2017: EUR 505 million, 2016:EUR 395 million) arising from employment related claims. This increase was partially offset by the use of available provisions of which EUR 299 million (2017: EUR 388 million, 2016:EUR 284 million) were related to payments of employment-related claims and EUR 191 million (2017: EUR 203 million, 2016: EUR 239 million) due to civil contingencies.

Regarding the provisions arising for customer remediation, EUR 16 million (2017: EUR 164 million, 2016: EUR 179 million) are released, and EUR 128 million (2017: EUR 106 million, 2016: EUR 173 million) are used in United Kingdom. On the other hand, in Banco Popular. S.A.U., an amount of EUR 119 million (2017: EUR 223 million) has been used in the year from floor clauses.

Regarding the provisions constituted by regulatory framework, EUR 73 million have been charged (2017: EUR 106 million; 2016: EUR 173 million) and EUR 88 million have been used during 2018 (2017: EUR 151 million; 2016: EUR 169 million) in United Kingdom (Bank Levy and FSCS). In addition, EUR 100 million have been provisioned and paid in Poland.

Regarding the provisions for restructuring process, a further provision of EUR 290 million (2017: EUR 425 million; 2016: EUR 244 million) was registered in Spain. This increase was partially offset by the use of EUR 179 million (2017: EUR 162 million ; 2016: EUR 206 million).

e)     Litigation and other matters

i. Tax-related litigation

As of the date of this report the main tax-related proceedings concerning the Group were as follows:

-

Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11.727/2008, a provision having been recognised for the amount of the estimated loss. Due to recent unfavourable decisions of the courts, the Group in Brazil has withdrawn their actions and paid the amount claimed, using the existing provision.

-

Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. The risk is classified as possible and there is a provision for the amount of the estimated loss.

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals are pending decision in CARF. No provision was recognised in connection with the amount considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.”

-

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.

-

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. There is a provision recognised for the estimated loss.

-

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), currently Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. Actually it is appealed before the CARF. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.

-

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. Actually it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

-

Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-

Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL ('Social Contribution on Net Income') of year 2009. The appeal is pending decision in CARF. A provision was recognised in connection with the amount of the estimated loss.

-

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On July 17, 2018, the District Court finally ruled against Santander Holdings USA, Inc. Final resolution is anticipated within the coming months, with no effect on income, as it is fully provisioned.

-

Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of January 12, 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The Group has not recognised provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report the main non-tax-related proceedings concerning the Group were as follows:

-

Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 31 December 2018, the remaining provision for PPI redress and related costs amounted to GBP 246 million (EUR 275 million) and GBP 356 million (EUR 406 million) as of 31 December 2017. This provision represents management’s best estimate of Santander UK plc future liability in respect of mis-selling of PPI policies and is based on recent claims experience and consideration of the FCA policy statement PS19/2 (Previously rejected PPI complaints and further mailing requirements – Feedback on Cp18/33 and final rules and guidance). It has been calculated using key assumptions such as the estimated number of customer complaints received, the number of rejected misselling claims that will be in scope for Plevin and Recurring Non Disclosure of Commission redress, and the determination of liability with respect to a specific portfolio of claims. The provision will be subject to continuous review, taking into account the impact of any further claims received and FCA guidance.

-

Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. The bank is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Two arbitration proceedings were instigated before the Spanish Court of Arbitration with an outcome of two awards in favour of the Bank. However, these two arbitration awards were annulled for procedural issues. Mobiliaria Monesa (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both

Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has not recognised any provisions in this connection.

-

A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since Banespa had had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the by-laws was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. We intended to bring a rescission action and/or a final appeal to revert the decision in the main proceedings and suspend procedural enforcement. Our legal advisers have classified the risk of loss as possible. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

-

“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already homologated by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from February 2018.The provisions recorded for the economic plan processes are considered sufficient.

-

CNMC: after an administrative investigation on several financial entities, including Banco Santander, S.A., in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans, on February 13, 2018, the Competition Directorate of the Spanish “National Commission for Antitrust and Markets” (CNMC) published its decision, by which it fined the Bank and another three financial institutions with EUR 91 million (EUR 23.9 million for the Bank) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union. According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court by the Bank, that has already paid the fine.

-

Floor clauses (“cláusulas suelo”): As a consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of January 2, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 357 million provisions have been used by the Group (EUR 238 million in 2017 and EUR 119 million in 2018) mainly for refunds as a result of the extrajudicial process mentioned above. As of December 31, 2018, the amount of the Group's provisions in relation to this matter amounts to EUR 104 million which covers the probable risk.

-

Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Popular Español, S.A.U., Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U.. There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On January 15, 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on September 28, 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the criminal proceeding. The Bank has appealed this decision.

At this time it is not possible to foresee the total number of demands and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in Note 3 of the consolidated financial statements.

-

German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions. The Group is cooperating with the German authorities. As the investigations are at preliminary stage, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in this connection.

-

Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. SC was informed that these states serve on behalf of a group of 32 state Attorneys General. The subpoenas contain broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC has responded to these requests within the deadlines specified in the CIDs and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

-

Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of December 31, 2018, Santander Securities LLC (SSLLC) had received 589 FINRA arbitration cases related to Puerto Rico bonds and Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract of the acquirers, unsuitability, over-concentration of the investments and defect to supervise. There were 420 arbitration cases that remained pending as of December 31, 2018. The provisions recorded for these matters are considered sufficient.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

With the information available to it, the Group considers that, at December 31, 2018, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.   Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Million of euros
	2018	2017	2016
Transactions in transit	803	811	994
Accrued expenses and deferred income	6,621	6,790	6,507
Other	5,664	4,990	3,569
	13,088	12,591	11,070

27.  Tax matters

a)Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities). On January 1, 2018 those entities that were part of the Consolidated Tax Group which parent company was Banco Popular Español, S.A.U., and that meet the requirements have been integrated in the aforementioned Consolidate Tax Group.

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)Years open for review by the tax authorities

In 2018 the conformity and non-conformity acts relating to the financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years that have been appealed, Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, and there are sound arguments as proof in the appeals pending or to be filed against them. Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2018 are subject to review. At the date of approval of these accounts, the beginning of VAT proceedings for periods not yet prescribed up to and including 2016 have been notified.

Likewise, in 2018 the partial actions relating to corporate income tax for 2016 of the Consolidated Tax Group of which Banco Popular Español, S.A. U. was the parent were completed, and a certificate of conformity was drawn up confirming the tax return filed by the taxpayer. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review.

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

c)Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

	Million of euros
	2018	2017	2016
Consolidated profit (loss) before tax:
From continuing operations	14,201	12,091	10,768
From discontinued operations	—	—	—
	14,201	12,091	10,768
Income tax at tax rate applicable in Spain (30%)	4,260	3,628	3,230
By the effect of application of the various tax rates applicable in each country (*)	509	539	312
Of which:
Brazil	719	656	396
United Kingdom	(99)	(78)	(63)
United States	(57)	68	94
Chile	(35)	(48)	(54)
Effect of profit or loss of associates and joint ventures	(221)	(211)	(133)
Effect of deduction of goodwill in Brazil	—	(164)	(184)
Effect of reassessment of deferred taxes	—	(282)	(20)
Permanent differences (**)	338	374	77
Current income tax	4,886	3,884	3,282

Effective tax rate	34.40%	32.12%	30.48%

Of which:
Continuing operations	4,886	3,884	3,282
Discontinued operations (Note 37)	—	—	—
Of which:
Current taxes	4,763	3,777	1,493
Deferred taxes	123	107	1,789
Taxes paid in the year	3,342	4,137	2,872

(*)Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

(**)Including the recognition of tax credits in Portugal in 2018.

d)Tax recognised in equity

In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2018, 2017 and 2016:

	Million of euros
	2018 (*)	2017	2016
Other comprehensive income
Items not reclassified to profit or loss	(225)	60	364
Actuarial gains or (-) losses on defined benefit pension plans	(199)	60	364
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	—	—
Financial liabilities at fair value with changes in results attributed to changes in credit risk	(26)	—
Items that may be reclassified to profit or loss	124	—	(694)
Cash flow hedges	(50)	108	(136)
Changes in the fair value of debt instruments through other comprehensive income	167	—
Financial assets available for sale	—	(97)	(552)
Debt instruments	—	(366)	(368)
Equity instruments	—	269	(184)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	7	(11)	(6)
Total	(101)	60	(330)

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

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

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetizable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of December 29, 2010, and amended by Law no. 10, of February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of 29 November confirmed by Law 27/2014, of November 27 tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.

In a similar manner, Italy, by decree of May 3, 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.

The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at December 31, 2018, 2017 and 2016 is as follows:

	Million of euros
	2018		2017		2016
	Monetizable		Monetizable		Monetizable
	(*)(**)	Other	(*)(**)	Other	(*)	Other
Tax assets:	10,866	12,392	11,046	12,164	9,649	11,615
Tax losses and tax credits	—	4,276	—	4,457	—	4,934
Temporary differences	10,866	8,116	11,046	7,707	9,649	6,681
Of which:
Non-deductible provisions	—	2,613	—	2,336	—	1,645
Valuation of financial instruments	—	609	—	530	—	1,042
Loan losses	7,279	1,308	7,461	1,159	6,082	940
Pensions	3,587	632	3,585	723	3,567	641
Valuation of tangible and intangible assets	—	1,215	—	1,077	—	537

Tax liabilities:	—	5,568	—	4,837	—	5,694
Temporary differences	—	5,568	—	4,837	—	5,694
Of which:
Valuation of financial instruments	—	1,168	—	1,207	—	1,105
Valuation of tangible and intangible assets	—	1,503	—	1,256	—	1,916
Investments in Group companies	—	880	—	808	—	1,265

(*)    Not deductible from regulatory capital.

(**)  Banco Popular Español, S.A.U. requested the conversion of part of its monetizable assets in 2017 (EUR 486 million which were approved in 2018) and in 2018 (EUR 995 million pending resolution) given the circumstances of the aforementioned regulations are applied.

The Group only recognises deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the results generated by the various entities in prior years, (ii) each entity or tax group’s projected earnings, (iii) the estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognised deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognised deferred tax assets:

Spain

The deferred tax assets recognised at the Consolidated Tax Group total EUR 12,987 million, of which EUR 7,422 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 2,465 million for other temporary differences and EUR 3,100 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognised in Brazil total EUR 5,869 million, of which EUR 3,249 million were for monetizable temporary differences,EUR 2,392 million for other temporary differences and EUR 228 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.

United States

The deferred tax assets recognised in the United States total EUR 1,209 million, of which EUR 512 million were for temporary differences and EUR 697 million for tax losses and credits.

The Group estimates that the recognised deferred tax assets for temporary differences will be recovered before 2028. The recognised tax loss and tax credit carryforwards will be recovered before 2029.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Million of euros
				Foreign
		IFRS9		currency
		Adoption		balance	(Charge)/Credit
		impact		translation	to asset and
	Balances at	(Balance at		differences	liability	Acquisition	Balances at
	December 31,	1 January	(Charge)/	and other	valuation	for the year	December 31,
	2017	2018	Credit to income	items	adjustments	(net)	2018
Deferred tax assets	23,210	680	241	(807)	149	(215)	23,258
Tax losses and tax credits	4,457	—	(128)	1	—	(54)	4,276
Temporary differences	18,753	680	369	(808)	149	(161)	18,982
Of which: monetizable	11,046	273	390	(843)	—	—	10,866
Deferred tax liabilities	(4,837)	—	(364)	(114)	(315)	62	(5,568)
Temporary differences	(4,837)	—	(364)	(114)	(315)	62	(5,568)
	18,373	680	(123)	(921)	(166)	(153)	17,690

	Million of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	and other	valuation	for the year	December 31,
	2016	to income	items	adjustments	(net)	2017
Deferred tax assets	21,264	(675)	(756)	(1)	3,378	23,210
Tax losses and tax credits	4,934	(279)	(205)	—	7	4,457
Temporary differences	16,330	(396)	(551)	(1)	3,371	18,753
Of which: monetizable	9,649	(185)	(455)	—	2,037	11,046
Deferred tax liabilities	(5,694)	568	414	19	(144)	(4,837)
Temporary differences	(5,694)	568	414	19	(144)	(4,837)
	15,570	(107)	(342)	18	3,234	18,373

	Million of euros
			Foreign
			currency
			balance	(Charge)/Credit
			translation	to asset and
	Balances at		differences	liability	Acquisitions	Balances at
	December 31,	(Charge)/Credit	and other	valuation	for the year	December 31,
	2015	to income	items	adjustments	(net)	2016
Deferred tax assets	22,045	(1,311)	1,355	(551)	(274)	21,264
Tax losses and tax credits	4,808	194	110	—	(178)	4,934
Temporary differences	17,237	(1,505)	1,245	(551)	(96)	16,330
Of which: monetizable	8,887	49	713	—	—	9,649
Deferred tax liabilities	(5,565)	(478)	98	(26)	277	(5,694)
Temporary differences	(5,565)	(478)	98	(26)	277	(5,694)
	16,480	(1,789)	1,453	(577)	3	15,570

Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 5,500 million, the use of which EUR 450 million is subject, among other requirements, to time limits.

f)Tax reforms

The following significant tax reforms were approved in 2018 and previous years:

The Tax Cuts and Jobs Act (the 2017 Act) was approved in the United States on December 22, 2017. The main amendments introduced in this tax regulation affected the US corporate tax rates, some business-related exclusions and deductions and credits. Likewise, this amendment entailed an international tax impact for many companies that operate internationally. The main impact is derived from the decrease in the federal tax rate that was reduced from 35% to 21%, which affected both the amount and estimation of the recoverability of deferred tax assets and liabilities during 2017 as well as the profit after tax from 2018. The estimated impact on the Group, arisen from the affected subsidiaries, which was already recorded as of December 31, 2017, did not represent a significant amount in the attributable profit.

On December 29, 2017, Law No. 27430 on the reform of the Argentine tax system was published, whose main measures entered into force on January 1, 2018, therefore it had no effect on the Group’s accounts in 2017. Among other measures, it is established a gradual reduction of the income tax from the 35% applicable until 2017, to 30% in 2018 and 2019, and up to 25% in 2020 and ahead, which is complemented by a dividend withholding of 7% for those distributed with a charge to 2018 and 2019 financial years, and 13% if distributed with a charge to 2020 onwards.

On December 2016, the Royal Decree-Law 3-2016 was approved in Spain under which the following tax measures were adopted , among others,: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax was reduced (the limit was reduced from 70% to 25% of the tax base), (ii) this regulation set out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also set out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv) the regulation included the non-deductibility of the losses generated from the transmission of participations performed from January 1, 2017.

The effects of this reform for the consolidated tax Group were: (i) the consolidation in 2016 of deferred tax assets for impairment of non-deductible participations, in a non significant amount; (ii) the integration in 2016 tax base and the next four fiscal years of a minimum reversal of the impairment of investments in shares that were tax deductible in years prior to 2013, that has no an adverse effect on the accounts, since there are no legal restrictions on the availability of shares; (iii) the slowdown in the consumption of credits for monetizable deferred tax assets; And negative tax bases and (iv) the limitation of the application of deductions to avoid double taxation, all this makes provision for an increase in the amount of taxes payable in Spain in the coming years by the consolidated tax group.

In the United Kingdom, a progressive reduction was approved in 2016 regarding the tax rate of the Corporate Tax, from 20% to 17%. The applicable rate from April 1, 2017 is 19% and it will be 17% from April 1, 2020. Also, in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge applies from January 1, 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

In Brazil, in 2015, there was also an increase for insurance and financial companies and in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from September 1, 2015 to December 31, 2018). Since January 1, 2019, the tax rate is 15% again, as a result of which the income tax rate (25%) plus the CSL rate total 40% for those companies.

As a result of the tax reform approved in Chile in 2012, the applicable tax rate gradually increased from 20% to 27% from 2018 onwards.

g)Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2018/19. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

Banco Santander, S.A. is part of the Large Business Forum and has adhered since 2010 to the Code of Good Tax Practices in Spain. Also Santander UK is a member of the HMRC’s Code of Practice on Taxation in the United Kingdom, actively participating in both cases in the cooperative compliance programs being developed by these Tax Administrations.

28.   Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Million of euros
	2018	2017	2016
Santander Consumer USA Holdings Inc.	1,652	1,479	1,963
Santander Bank Polska S.A.	1,538	1,901	1,653
Grupo PSA	1,409	1,305	1,149
Banco Santander (Brasil) S.A.	1,114	1,489	1,784
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	1,093	1,056	1,069
Banco Santander - Chile	1,085	1,209	1,204
Grupo Metrovacesa	—	836	449
Other companies (*)	1,493	1,481	1,208
	9,384	10,756	10,479

Profit/(Loss) for the year attributable to non-controlling interests	1,505	1,588	1,282
Of which:
Banco Santander (Brasil) S.A.	292	288	194
Banco Santander - Chile	279	264	215
Grupo PSA	232	206	171
Santander Consumer USA Holdings Inc.	218	368	256
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	216	194	190
Santander Bank Polska S.A.	173	160	148
Other companies	95	108	108
	10,889	12,344	11,761

(*)    Includes a Santander UK plc issuance of perpetual equity instruments of EUR 1,280 million in 2018 (EUR 1,290 million and EUR 753 million in 2017 and 2016, respectively).

b)Changes

The changes in Non-controlling interests are summarised as follows:

	Million of euros
	2018 (*)	2017	2016
Balance at the end of the previous year	12,344	11,761	10,713
Effect of changes in accounting policies (**)	(1,292)	—	—
Balance at beginning of year	11,052	11,761	10,713
Other comprehensive income	(109)	(583)	374
Exchange differences	(135)	(653)	360
Cash flow hedge	(1)	(11)	45
Available for sale equity	—	(2)	(30)
Available for sale fixed income	—	71	38
Changes in the fair value of equity instruments	(12)	—	—
Changes in the fair value of debt instruments	40	—	—
Other	(1)	12	(39)
Other	(54)	1,166	674
Profit attributable to non-controlling interests	1,505	1,588	1,282
Modification of participation rates	(65)	(819)	(28)
Change of perimeter	(660)	(39)	(197)
Dividends paid to minority shareholders	(687)	(665)	(800)
Changes in capital and others concepts	(147)	1,101	417
Balance at end of year	10,889	12,344	11,761

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  See change in consolidated statements of changes in total equity.

During 2016, there was a decrease of EUR 621 million in Non - controlling interests due to the transaction of Metrovacesa, S.A. (See Note 3).

Additionally, during the year 2016, the Group incorporated the remaining geographies included in the PSA framework agreement (Netherlands, Belgium, Italy, Germany, Brazil and Poland) (see Note 3), generating an increase in the balance of Non - controlling interests of EUR 410 million.

During the year 2017, the Group completed the acquisition of 9.65% of shares of Santander Consumer USA Holdings Inc (See Note 3), which resulted in a reduction of EUR 492 million in the balance of Non - controlling interests.

In 2018 there was a loss of control over Metrovacesa, S.A. in the Group, which has led to a decrease of EUR 826 million in the balance of Minority interests (see Note 3).

The foregoing changes are shown in the consolidated statement of changes in total equity.

c)Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2018 is summarised below:

	Million of euros (*)
			Grupo
	Banco		Financiero		Santander
	Santander	Banco	Santander	Santander	Consumer
	(Brasil)	Santander -	México,	Bank	USA
	S.A.	(Chile), S.A.	S.A.B. de C.V.	Polska S.A.	Holdings Inc.
Total assets	166,036	50,911	65,876	43,669	38,526
Total liabilities	150,760	46,035	60,507	38,736	32,340
Net assets	15,276	4,876	5,369	4,933	6,186
Total income	13,345	2,535	3,527	1,488	4,215
Total profit	2,940	901	975	424	710

(*)    Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

.29.   Other comprehensive income

The balances of Other comprehensive income include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognised in equity through the consolidated statement of recognised income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

Respect to items that may be reclassified to profit or loss, the consolidated statement of recognised income and expense includes changes in other comprehensive income as follows:

-

Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognised directly in equity. The amounts recognised in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

-	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the income statement.
-

Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognised in equity, even in the same year, which are recognised in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

-	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognised gross, including the amount of the Other comprehensive income relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

	Million of euros
	12-31-2018	12-31-2017	12-31-2016
	(IFRS9) (*)	(IAS39)	(IAS39)
Other comprehensive income	(22,141)	(21,776)	(15,039)
Items that will not be reclassified to profit or loss	(2,936)	(4,034)	(3,933)
Actuarial gains and losses on defined benefit pension plans	(3,609)	(4,033)	(3,931)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	(1)	(2)
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	597
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	75
Items that may be reclassified to profit or loss	(19,205)	(17,742)	(11,106)
Hedges of net investments in foreign operations (effective portion)	(4,312)	(4,311)	(4,925)
Exchange differences	(15,730)	(15,430)	(8,070)
Hedging derivatives (effective portion)	277	152	469
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	828
Hedging instruments (items not designated)	—
Financial assets available for sale		2,068	1,571
Debt instruments		1,154	423
Equity instruments		914	1,148
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(268)	(221)	(151)

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

b)Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans

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

Its variation is shown in the consolidated statement of income and expense.

The provisions against equity in 2018 amounted to EUR 618 million - See Note 25.b -, with the following breakdown:

-	Decrease of EUR 65 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate - increase from 1.40% to 1.55%.
-

Decrease of EUR 481 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the discount rate – increase from 2.49% to 2.90%.

-

Increase of EUR 95 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the reduction in the discount rate (from 9.53% to 9.11% in pension benefits and 9.65% to 9.26% in medical benefits), as well as variations in the other hypotheses.

The other modification in accumulated actuarial profit or losses is a decrease of EUR 167 million as a result of exchange rate and other effects, mainly in Brazil (depreciation of the real).

c)Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealised fair value changes of equity instruments at fair value with changes in other comprehensive income.

The following is a breakdown of the composition of the balance as of December 31, 2018 (IFRS9) under "Other comprehensive income" - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer:

	Million of euros
	12-31-18 (*)
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair value
Equity instruments
Domestic
Spain	20	(216)	(196)	417
International
Rest of Europe	160	(76)	84	652
United States	9	—	9	42
Latin America and rest	708	(8)	700	1,560
	897	(300)	597	2,671
Of which:
Publicly listed	818	(18)	800	1,943
Non publicly listed	79	(282)	(203)	728

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

d)Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences

The changes in 2018 reflect the negative effect of the depreciation of large part of the currencies, mainly the Brazilian real and pound sterling, whereas the changes in 2017 reflect the negative effect of the sharp depreciation of the Brazilian real and the US dollar.

Of the change in the balance in these years, a loss of EUR 556, 1,704 and 185 million in 2018, 2017 and 2016 relate to the measurement of goodwill.

The detail, by country is as follows:

	Million of euros
	2018	2017	2016
Net balance at end of year	(20,042)	(19,741)	(12,995)
Of which:
Brazilian Real	(12,950)	(11,056)	(8,435)
Pound Sterling	(3,924)	(3,732)	(2,996)
Mexican Peso	(2,312)	(2,230)	(1,908)
Argentine Peso(*)	-	(1,684)	(1,309)
Chilean Peso	(1,238)	(866)	(614)
US Dollar	1,330	555	2,849
Other	(948)	(728)	(582)

(*)    In 2018, due to the application of IAS29 for hyperinflationary economies, they have been transferred to Other Reserves (see Note 33).

e)Other comprehensive income -Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)

Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items aff1ect it (See Note 11).

f)Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and available-for-sale (IAS39)

Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and Financial assets available-for-sale (IAS39) (See Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS9) and Financial assets available-for-sale (IAS39) at December 31, 2018, 2017 and 2016 is as follows:

	Million of euros
	December 31, 2018 (*)				December 31, 2017				December 31, 2016
			Net				Net				Net
			revaluation				revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value	gains	losses	(losses)	value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain	326	(3)	323	38,550	660	(25)	635	48,217	610	(26)	584	32,729
Rest of Europe	373	(55)	318	17,494	306	(24)	282	20,244	50	(170)	(120)	16,879
Latin America and rest of the world	448	(117)	331	42,599	404	(129)	275	39,132	167	(163)	4	35,996
Private-sector debt securities	37	(178)	(141)	19,777	90	(128)	(38)	20,888	117	(162)	(45)	25,683
	1,184	(353)	831	118,420	1,460	(306)	1,154	128,481	944	(521)	423	111,287

Equity instruments Domestic	—	—	—	—	—	—	—	—	—	—	—	—
Spain International	—	—	—	—	5	(2)	3	1,373	48	(5)	43	1,309
Rest of Europe	—	—	—	—	166	(2)	164	979	284	(4)	280	1,016
United States	—	—	—	—	14	(5)	9	560	21	—	21	772
Latin America and rest of the world	—	—	—	—	744	(6)	738	1,878	811	(7)	804	2,390
	—	—	—	—	929	(15)	914	4,790	1,164	(16)	1,148	5,487
Of which:
Listed	—	—	—	—	828	(5)	823	2,900	999	(11)	988	3,200
Unlisted	—	—	—	—	101	(10)	91	1,890	165	(5)	160	2,287
	—	—	—	—	2,389	(321)	2,068	133,271	2,108	(537)	1,571	116,774

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

At the end of 2017 and 2016 the Group assessed whether there is any objective evidence that the instruments classified Changes in the fair value of debt and equity instruments measured at fair value with changes in other comprehensive income and Financial assets available-for-sale (IAS39) (debt securities and equity instruments) were impaired.

This assessment included but was not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analysed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts’ reports and forecasts and other independent market information.

As of January 1, 2018, with the entry into force of IFRS9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.

At the end of the years 2018, 2017 and 2016, the Group recorded under Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss, net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income (IFRS9) a provision of EUR 1 million in 2018, and in the line of available-for-sale financial assets (IAS39) a provision of EUR 10 million in equity instruments in 2017, and a reversal of provision of EUR 25 million and a provision of EUR 14 million in debt and equity instruments, respectively, in 2016.

Until December 31, 2017, in the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis were assessed, the duration and significance of the fall in its market price below cost for the Group was taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assessed, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss was recognised in the income statement for the amount of the loss registered in equity under Other comprehensive income – Items that may be reclassified to profit or loss – Items not reclassified to profit or loss – Other Valuation adjustments. Also, where the Group was not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument was written down to its fair value.

As of January 1 2018, with the entry into force of IFRS9, no impairment analysis is performed of equity instruments recognised under Other comprehensive income . IFRS9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets.

g)Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates

The changes in other comprehensive income - Entities accounted for using the equity method were as follows:

	Million of euros
	2018	2017	2016
Balance at beginning of year	(222)	(153)	(232)
Revaluation gains/(losses)	(65)	(84)	79
Net amounts transferred to profit or loss	20	15	—
Balance at end of year	(267)	(222)	(153)

Of which:
Zurich Santander Insurance América, S.L.	(159)	(145)	(84)

30.   Shareholders’ equity

The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes therein in 2018 is set forth below.

31.   Issued capital

a)Changes

At December 31, 2015 the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million.

On November 4, 2016, a capital increase of EUR 74 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 147,848,122 shares were issued (1.02% of the share capital).

At December 31, 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million.

As a result of the acquisition of Banco Popular Español, S.A.U. described in Note 3, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander , S.A.to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

On November 7, 2017, a capital increase of EUR 48 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 95,580,136 shares were issued (0.6% of the share capital).

At December 31, 2017 the Bank’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.

On November 7, 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).

Therefore, the Bank’s new capital consists of EUR 8,118 million at December 31, 2018, represented by 16,236,573,942 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Mexico and Warsaw Stock Exchanges, and all of them have the same features and rights. Santander shares are listed on the London Stock Exchange under Crest Depository Interest (CDI’s), each CDI representing one Bank’s share. They are also listed on the New York Stock Exchange under American Depositary Receipts (BDRs), each BDR representing one share. During 2018 and the beginning of 2019 the number of markets where the Bank is listed has been reduced; the Bank's shares has been delisted from Buenos Aires, Milan, Lisboa and Sao Paulo's markets.

At December 31, 2018, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3%1 were State Street Bank & Trust Company (13.09%), The Bank of New York Mellon Corporation (8.85%), Chase Nominees Ltd. (6.69%), EC Nominees Limited (3.96%) and BNP Paribas (3.79%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital 2 or voting power.

As of December 31, 2018, the shareholders of the Bank did not have owners of shares resident in tax havens with a participation of more than 1% of the share capital.

(1)The threshold stipulated in Royal Decree 1362/2007 of October 19, which implemented the Spanish Securities Market Act 24/1988 of July 28 defining the concept of significant holding.

(2)The website of the Comisión Nacional del Mercado de Valores (www.cnmv.es) contains a notice of significant holding published by Blackrock, Inc. on August 9, 2017, in which it notifies an indirect holding in the voting rights attributable to Bank shares of 5.585%, plus a further stake of 0.158% held through financial instruments. During 2018, Blackrock Inc. informed the Spanish CNMV of the following movements regarding its voting rights in the Bank: April 23, 2018, reduction below 5%, and May 8, 2018, increase above 5%. However, according to the Bank’s shareholder register, Blackrock, Inc did not hold more than 3% of the voting rights on that date, or on December 31, 2018.

b)Other considerations

The shareholders at the annual general meeting of March 18, 2016 also resolved to increase the Bank's capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the ordinary general meeting of shareholders of April 7, 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of EUR 500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.

Likewise, the additional capital authorised by the ordinary general meeting of shareholders on April 7, 2017 is not more than EUR 3,645,585,175. The term available to the Bank’s administrators to execute and carry out capital increases up to that limit ends on April 7, 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to EUR 1,458,234,070.

At March 23, 2018, the ordinary general meeting of shareholders also agreed to delegate to the board of directors the broadest power to execute the capital increase agreement adopted by the shareholders meeting and the authorization to the Board of directors to increase it.

At December 31, 2018 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.

At December 31, 2018 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 63 million shares, which represented 0.39% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 212 million shares (equal to 1.30% of the Bank’s share capital).

At December 31, 2018 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (See Appendix V).

32.   Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognised and does not establish any specific restrictions as to its use.

The reduction of EUR 74 million in 2016 is the result for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in the balance of Share premium in 2017 is the result of the capital increase of EUR 6,343 million approved on July 3, 2017 (See note 31.a) and the reduction of EUR 48 million is due the capital increases charge to reserve arising from the Santander Diviendo Elección program.

The decrease produced in 2018 is a consequence of the reduction of EUR 50 million to cope with the capital increase as a result of the Santander Dividendo Elección program.

Also, in 2018, 2017 and 2016 an amount of EUR 10 million was transferred from the Share premium account to the Legal reserve (2017: EUR 154 million; 2016: EUR 15 million) (See note 33.b.i).

33.   Accumulated retained earnings

a)Definitions

The balance of Equity - Accumulated gains and Other reserves includes the net amount of the accumulated results (profits or losses) recognised in previous years through the consolidated income statement which in the profit distribution were allocated in equity, the expenses of own equity instrument issues, the differences between the amount for which the treasury shares are sold and their acquisition price, as well as the net amount of the results accumulated in previous years, generated by the result of non-current assets held for sale, recognised through the consolidated income statement.

b)Breakdown

The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

	Million of euros
	2018	2017	2016
Restricted reserves	2,580	2,880	2,686
Legal reserve	1,624	1,614	1,459
Own shares	902	1,212	1,173
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	12,100	11,368	11,285
Voluntary reserves (*)	5,737	6,904	7,192
Consolidation reserves attributable to the Bank	6,363	4,464	4,093
Reserves of subsidiaries	37,593	36,862	34,568
Reserves of entities accounted for using the equity method	917	725	465
	53,190	51,835	49,004

(*)    In accordance with the commercial regulations in force in Spain.

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

In 2018 the Bank transferred EUR 10 million from the Share premium account to the Legal reserve (2017: EUR 154 million; 2016: EUR 15 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2018 the Legal reserve was of the stipulated level.

ii.     Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognised for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares plus the own treasury shares amount.

iii.   Revaluation reserve Royal Decree Law 7/1996, of 7 June

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognised.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

iv.    Reserves of subsidiaries

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Million of euros
	2018	2017	2016
Banco Santander (Brasil) S.A. (Consolidated Group)	10,755	9,874	8,993
Santander UK Group	8,207	7,724	6,887
Group Santander Holdings USA.	4,260	4,150	4,091
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,436	3,229	3,255
Banco Santander - Chile	2,963	2,764	2,630
Santander Consumer Finance Group	2,841	2,465	2,027
Banco Santander Totta, S.A. (Consolidated Group)	2,729	2,821	2,593
Santander Bank Polska S.A.	1,387	1,093	967
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	714	638	824
Banco Santander (Suisse) SA.	369	381	354
Santander Investment, S.A.	208	202	349
Banco Santander Río S.A.	(82)	1,639	1,326
Cartera Mobiliaria, S.A., SICAV	—	—	377
Exchange differences, consolidation adjustments and other companies (*)	(194)	(118)	(105)
	37,593	36,862	34,568
Of which, restricted	2,964	2,777	2,730

(*)    Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.   Other equity instruments and own shares

a)Equity instruments issued not capital and other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.

On September 8, 2017, Banco Santander issued contingent redeemable perpetual bonds (the “Fidelity Bonds”) amounting to EUR 981 million nominal value -EUR 686 million fair value- of those in the power of third parties an amount amounting to EUR 549 million. On December 31, 2018 amounted to EUR 565 million.

Additionally, at December 31, 2018 the Group had other equity instruments amounting to EUR 234 million.

b)Own shares

Shareholders’ equity - Own shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognised directly in equity, and no profit or loss may be recognised on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On October 21, 2013 and October 23, 2014 the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.075% of issued share capital at December 31, 2018 (December 31, 2017: 0.024%; December 31, 2016: 0.010%).

The average purchase price of the Bank’s shares in 2018 was EUR 4.96 per share and the average selling price was EUR 4.98 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was of EUR 0 million in 2018 (2017: EUR 26 million; 2016: EUR 15 million).

35.   Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)Guarantees and contingent commitments granted

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Million of euros
	2018	2017	2016
Loans commitment granted	218,083	207,671	202,097
Of which doubtful	298	81	8
Financial guarantees granted	11,723	14,499	17,244
Of which doubtful	181	254	1,070
Financial guarantees	11,557	14,287	17,244
Credit derivatives sold	166	212	—
Other commitments granted	74,389	64,917	57,055
Of which doubtful	983	992	—
Technical guarantees	35,154	30,273	23,684
Other	39,235	34,644	33,371

The breakdown as at December 31, 2018 of the exposures and the provision fund (see note 25) out of balance sheet by impairment stage under IFRS9 is EUR 297,409 million and EUR 382 million in stage 1,EUR 5,324 million and EUR 132 million in stage 2 and EUR 1,462 million and EUR 265 million in stage 3, respectively. Additionally, the Group had provisions for guarantees and commitments granted for an amount of EUR 617 and 459 million and a doubtful exposure amounting to EUR 1,327 and 1,078 million, as at December 31, 2017 and 2016, respectively.

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognised under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

i. Loan commitments granted

Loan commitments granted: firm commitments of grating of credit under predefined terms and conditions, except for those that comply with the definition of derivatives as these can be settled in cash or through the delivery of issuance of another financial instrument. They include stand-by credit lines and long-term deposits.

ii. Financial guarantees granted

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

iii. Other commitments granted

Other contingent liabilities include all commitments that could give rise to the recognition of financial assets not included in the above items, such as technical guarantees and guarantees for the import and export of goods and services.

b)Memorandum items

i) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

	Million of euros
	2018	2017	2016
Investment funds	127,564	135,749	129,930
Pension funds	11,160	11,566	11,298
Assets under management	19,131	19,259	18,032
	157,855	166,574	159,260

ii) Non-managed marketed funds

At December 31, 2018 there are non-managed marketed funds totalling EUR 42,211 million (December 31, 2017: EUR 41,398 million; December 31, 2016: EUR 23,247 million).

c)Third-party securities held in custody

At December 31, 2018 the Group held in custody debt securities and equity instruments totalling EUR 940,650 million (December 31, 2017: EUR 997,061 million; December 31, 2016 EUR 965,648 million) entrusted to it by third parties.

36.   Hedging derivatives

The Group, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.

Based on its objective, the Group classifies its hedges in the following categories:

-

Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).

-

Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.

-	Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.

The following table contains details of the hedging instruments used in the Group's hedging strategies as of December 31, 2018:

	Million Euros
	2018
		Carrying amount		Changes in fair value used for
	Notional Value	Assets	Liabilities	calculating hedge ineffectiveness	Balance sheet line ítems
Fair value hedges:	178,719	3,451	(5,114)	96
Interest rate risk	163,241	2,648	(4,616)	56
Equity swap	109	—	(2)	—	Hedging derivatives
Future interest rate	7,702	—	—	(126)	Hedging derivatives
Interest rate swap	129,217	2,345	(4,168)	321	Hedging derivatives
Call money swap	19,579	170	(250)	(32)	Hedging derivatives
Currency swap	4,957	121	(45)	(17)	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	(6)	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	1,611	5	(145)	(99)	Hedging derivatives
Exchange rate risk	3,019	11	(1)	3
Fx forward	3,019	11	(1)	3	Hedging derivatives
Interest rate and exchange rate risk	12,237	792	(493)	42
Interest rate swap	3,022	143	(20)	(15)	Hedging derivatives
Call money swap	20	—	—	—	Hedging derivatives
Currency swap	9,195	649	(473)	57	Hedging derivatives
Inflation risk	168	—	(4)	(5)
Call money swap	64	—	(3)	(3)	Hedging derivatives
Currency swap	104	—	(1)	(2)	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives

Cash flow hedges:	118,400	4,865	(976)	(28)
Interest rate risk	38,229	307	(229)	203
Fx forward	49	—	(1)	(1)	Hedging derivatives
Future interest rate	127	—	—	29	Hedging derivatives
Interest rate swap	33,956	240	(202)	159	Hedging derivatives
Currency swap	2,350	57	(26)	11	Hedging derivatives
Floor	1,747	10	—	5	Hedging derivatives
Exchange rate risk	38,457	971	(568)	(878)
Future FX and c/v term FV	4,955	—	—	(697)	Hedging derivatives
FX forward	3,283	186	(15)	(36)	Hedging derivatives
Future interest rate	4,946	—	—	(12)	Hedging derivatives
Interest rate swap	1,055	10	(5)	8	Hedging derivatives
Currency swap	23,904	775	(548)	(142)	Hedging derivatives
Floor	314	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	1	Deposits
Interest rate and exchange rate risk	34,383	3,542	(124)	665
Interest rate swap	12,572	20	(97)	(7)	Hedging derivatives
Currency swap	21,811	3,522	(27)	672	Hedging derivatives
Inflation risk	6,318	45	(30)	11
FX forward	414	—	(9)	(1)	Hedging derivatives
Currency swap	5,904	45	(21)	12	Hedging derivatives
Equity risk	77	—	(4)	(8)
Option	77	—	(4)	(8)	Hedging derivatives
Other risk	936	—	(21)	(21)
Future FX and c/v term RF	936	—	(21)	(21)	Hedging derivatives

Hedges of net investments in foreign operations:	21,688	291	(273)	(1)
Exchange rate risk	21,688	291	(273)	(1)
FX forward	21,688	291	(273)	(1)	Hedging derivatives
	318,807	8,607	(6,363)	67

Considering the main contributions of hedging within the Group, the main types of hedgings that are being carried are in Santander UK Group, Banco Santander, S.A., Consumer Group, Banco Santander Mexico and Banco Santander Brazil that are detailed below.

Santander UK Group enters into derivatives to provide customers with risk management solutions and to manage and hedge the Group's own risks.

Within fair value hedges, Santander UK Group has portfolios of assets and liabilities at fixed rate that are exposed to changes in fair value due to changes in market interest rates. These positions are managed by contracting mainly Interest Rate Swaps. Effectiveness is assessed by comparing the changes in the fair value of these portfolios generated by the hedged risk with the changes in the fair value of the derivatives contracted.

Santander UK Group also has access to international markets to obtain financing by issuing fixed-rate debt in its functional currency and other currencies. As such, they are exposed to changes in interest rates and exchange rates, mainly in EUR and USD. This risk is mitigated with Cross Currency Swaps and Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Effectiveness is evaluated using linear regression techniques to compare changes in the fair value of the debt at interest and exchange rates with changes in the fair value of Interest Rate Swaps or Cross Currency Swaps.

Within the cash flow hedges, Santander UK Group has portfolios of assets and liabilities at variable rates, normally at SONIA or LIBOR. To mitigate this risk of variability in market rates, it contracts Interest Rate Swaps.

As Santander UK Group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also has debt securities for liquidity purposes that assume exposure in foreign moneys, mainly JPY. To manage this exchange rate risk, Spot, Forward and Cross Currency Swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.

Effectiveness, is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.

In addition, within the hedges that cover equity risk, Santander UK Group offers employees the opportunity to purchase shares of the Bank at a discount under the Sharesave scheme, exposing the bank to share price risk. As such, options are purchased allowing them to purchase shares at a pre-set price.

Banco Santander, S.A. covers the risks of its balance sheet in a variety of ways. On the one hand, documented as fair value hedges, it covers the interest rate, foreign currency and credit risk of fixed-income portfolios at a fixed rate (REPOs are included in this category). Resulting, in an exposure to changes in their fair value due to variations in market conditions based on the various risks hedged, which has an impact on the Bank's income statement. To mitigate these risks, the Bank contracts derivatives, mainly Interest rate Swaps, Cap&Floors, Forex Forward and Credit Default Swaps. On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through Interest Rate Swaps and Cross Currency Swaps.

In addition, the Bank manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps and Cross Currency Swaps.

The Bank's methodology for measuring the effectiveness of this type of coverage is based on comparing the markets value of the hedged items (based on the objective risk of the hedge) and of the hedging instruments in order to analyse whether the changes in the market value of the hedged items are offset by the market value of the hedging instruments, thereby mitigating the hedged risk. Prospectively, the same analysis is performed, measuring the theoretical market values in the event of parallel variations in the market curves of a positive basis point.

Finally, the Bank also manages and hedges the interest rate risk of its mortgage portfolio and various variable rate issues in cash flow hedges, which hedge the exposure of flows due to the risk of variations in interest curves, which may have an impact on the income statement. These hedges are made through mainly Interest Rate Swaps.

The hypothetical derivative methodology is used to measure the effectiveness of these cash flow hedges, in order to determine the level of risk compensation based on the comparison of the discounted net cash flows of the hedging instruments and the hedged items.

Consumer Group entities mainly have loans portfolios at fixed interest rates and are therefore, exposed to changes in fair value due to movements in market interest rates. The entities manage this risk by contracting Interest Rate Swaps in which they pay a fixed rate and receive a variable rate. Interest rate risk is the only one hedged and, therefore, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in reference interest rates with changes in the fair value of interest rate swaps.

In addition, in order to access international markets with the aim of obtaining sources of financing, some Consumer Group´s entities issue fixed rate debt in their own currency and in other currencies that differ from their functional currency. Therefore, they are exposed to changes in both interest rates and exchange rates, which they mitigate with derivatives (Interest Rate Swaps, Fx Forward and Cross Currency Swaps) in which they receive a fixed interest rate and pay a variable interest rate, implemented with a fair value hedge.

The cash flow hedges of the Santander Group´s entities hedge the foreign currency risk of loans and financing.

Finally, it has hedges of net investments abroad to hedge the foreign exchange risk of the shareholding in NOK and CNY currencies.

Banco Santander Mexico has mainly long-term loan portfolios at fixed interest rates, portfolios of short-term deposits in local currency, portfolios of Mexican Government bonds and corporate bonds in currencies other than the local currency and are therefore exposed to changes in fair value due to movements in market interest rates, as well as these latter portfolios also to variations in exchange rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Cross Currency Swaps) in which they pay a fixed rate and receive a variable rate. The interest rate is hedged and the exchange risk, if applicable, too. Thus, other risks, such as credit risk, are managed but not hedged by the entities. The interest rate risk component is determined as the change in the fair value of fixed rate loans arising solely from changes in a reference rate. This strategy is designated as a fair value hedge and its effectiveness is assessed by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of interest rate swaps.

Regarding cash flow hedges, Banco Santander Mexico has a portfolio of unsecured bonds issued at a variable rate in its local currency, which it manages with an Interest Rate Swap in which it receives a variable rate and pays a fixed rate. On the other hand, it also has different items in currencies other than the local currency: unsecured floating rate bonds, commercial bank loans at variable rates, fixed rate issues, Mexican and Brazilian government bonds at fixed rates and loans received in USD from other banks. In all these portfolios, the Bank is exposed to exchange rate variations, which it mitigates by contracting Cross Currency Swaps or FX Forward.

Banco Santander Brazil has, on the one hand, fixed-rate government bond portfolios and, therefore, they are exposed to changes in fair value due to movements in market interest rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Futures) in which they pay a fixed rate and receive a variable rate. The interest rate risk is the only one hedged and consequently other risks, such as credit risk, are managed but not hedged by the entity. This strategy is designated as a fair value hedge and its effectiveness is evaluated by comparing by linear regression the changes in the fair value of the bonds with the changes in the fair value of the derivatives. On the other hand, as part of the fair value hedge strategy, it has corporate loans in different currencies than the local one and is therefore exposed to changes in fair value due to exchange rates. This risk is mitigated by contracting Cross Currency Swaps. Its effectiveness is evaluated by comparing changes in the fair value of loans attributable to changes in benchmark interest rates with changes in the fair value of derivatives.

Finally, it also has a portfolio of long-term Corporate Bonds with inflation-indexed rates. With reference to what it has been mentioned before, they are exposed to variations in market value due to variations in market inflation rates. In order to achieve its mitigation, they contract futures in which they pay the indexed inflation and receive variable interest rates.

Its effectiveness is assessed by comparing through lineal regression the changes in the fair value of the bonds to the changes in fair value of the derivatives.

In the hedge of cash flows, Banco Santander Brazil has portfolios of loans and government bonds in different currency than the entity´s functional currency and, therefore, it is subject to the risk of changes in currency rates. This exposure will be mitigated by hiring cross currency swaps and futures. Its effectiveness is assessed by comparing changes in fair value of loans and bonds to changes in fair value of such derivatives.

Finally, they have a portfolio of variable rate government bonds, so they are exposed to changes in the value due to changes in interest rates. In order to mitigate these changes, a future is hired in which a variable rate is paid and a fixed rate is received. Its effectiveness is assessed by comparing changes in the fair value loans and bonds to changes in the fair value of the futures.

In any case, in the event of ineffectiveness in fair value or cash flow hedges, the entity mainly considers the following causes:

-Possible economic events affecting the entity (e.g.: default),

-For movements and possible market-related differences in the collateralized and non-collateralized curves used in the valuation of derivatives and hedged items, respectively.

-Possible differences between the nominal value, settlement/price dates and credit risk of the hedged item and the hedging element.

Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. The Group assumes, as a priority objective in risk management, to minimize – up to a determined limit set up by the responsible for the financial management of the Group- the impact on the calculation of the capital ratio of their permanent investments included within the consolidation perimeter of the Group, and whose shares are legally named in a different currency than the holding has. For this purpose, financial instruments (generally derivatives) on exchange rates are hired, that allow mitigating the impact on the capital ratio of changes in the forward exchange rate. The Group hedges the risk, mainly, for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD and PLN. The instruments used to hedge the risk of these investments are Forex Swaps, Forex Forward and buys/sells of spot currencies.

In the case of this type of hedge, the ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the determined position and the spot rate at which it is found.

The following table sets out the maturity profile of the hedging instruments used in the Group's non-dynamic hedging strategies:

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges:	9,377	17,989	23,773	78,541	49,039	178,719
Interest rate risk	8,436	12,519	21,987	73,989	46,310	163,241
Equity swap	—	27	46	36	—	109
Future interest rate	668	2,012	981	2,650	1,391	7,702
Interest rate swap	7,672	10,213	18,423	60,502	32,407	129,217
Call money swap	96	267	1,823	6,967	10,426	19,579
Currency swap	—	—	714	2,368	1,875	4,957
Swaption	—	—	—	51	—	51
Collar	—	—	—	—	15	15
Floor	—	—	—	1,415	196	1,611
Exchange rate risk	17	1,855	1,147	—	—	3,019
Fx forward	17	1,855	1,147	—	—	3,019
Interest rate and exchange rate risk	924	3,615	639	4,503	2,556	12,237
Interest rate swap	445	1,462	35	710	370	3,022
Call money swap	—	—	—	—	20	20
Currency swap	479	2,153	604	3,793	2,166	9,195
Inflation risk	—	—	—	—	168	168
Call money swap	—	—	—	—	64	64
Currency swap	—	—	—	—	104	104
Credit risk	—	—	—	49	5	54
CDS	—	—	—	49	5	54

Cash flow hedges:	18,684	6,994	16,954	62,947	12,821	118,400
Interest rate risk	2,079	2,607	6,971	26,020	552	38,229
Fx forward	49	—	—	—	—	49
Future interest rate	2	—	—	125	—	127
Interest rate swap	2,028	2,161	5,957	23,593	217	33,956
Currency swap	—	446	839	730	335	2,350
Floor	—	—	175	1,572	—	1,747
Exchange rate risk	16,166	3,478	5,896	11,984	933	38,457
Future FX and c/v term FV	4,955	—	—	—	—	4,955
FX forward	1,423	—	47	1,813	—	3,283
Future interest rate	4,946	—	—	—	—	4,946
Interest rate swap	—	—	—	1,055	—	1,055
Currency swap	4,842	3,478	5,535	9,116	933	23,904
Floor	—	—	314	—	—	314
Interest rate and exchange rate risk	—	8	2,921	21,930	9,524	34,383
Interest rate swap	—	8	898	8,456	3,210	12,572
Currency swap	—	—	2,023	13,474	6,314	21,811
Inflation risk	439	524	566	2,977	1,812	6,318
FX forward	—	121	156	137	—	414
Currency swap	439	403	410	2,840	1,812	5,904
Equity risk	—	—	41	36	—	77
Option	—	—	41	36	—	77
Other risk	—	377	559	—	—	936
Future FX and c/v term RF	—	377	559	—	—	936

Hedges of net investments in foreign operations:	555	777	11,067	9,289	—	21,688
Exchange rate risk	555	777	11,067	9,289	—	21,688
FX forward	555	777	11,067	9,289	—	21,688
	28,616	25,760	51,794	150,777	61,860	318,807

Additionally, the profile information of maturities and the price/average rate for the most representative geographies is shown:

Santander UK Group

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6,888	9,403	16,333	44,166	17,498	94,288
Average fixed interest rate (%) GBP	0.633	0.788	1.057	1.586	2.849
Average fixed interest rate (%) USD	(0.223)	0.670	0.911	1.085	1.261
Average fixed interest rate (%) EUR	1.513	1.314	1.337	2.684	2.179
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	877	2,894	—	1,331	585	5,687
Average GBP/EUR exchange rate	—	—	—	1.183	1.168
Average GBP/USD exchange rate	1.580	1.332	—	1.511	—
Average fixed interest rate (%) USD	—	—	—	3.888	3.923
Average fixed interest rate (%) EUR	3.615	2.500	—	2.375	7.950
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	1,917	2,225	3,466	—	7,608
Average fixed interest rate (%) GBP	—	0.726	0.733	1.334	—
Foreign exchange risk
Exchange rate instruments
Nominal	4,378	2,853	3,310	7,132	—	17,673
Average GBP/JPY exchange rate	—	147.215	146.372	145.319	—
Average GBP/EUR exchange rate	—	—	1.280	1.135	—
Average GBP/USD exchange rate	1.304	1.307	1.310	1.305	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	—	2,859	21,288	9,495	33,642
Average GBP/EUR exchange rate	—	—	1.252	1.271	1.217
Average GBP/USD exchange rate	—	—	1.633	1.545	1.511
Average fixed interest rate (%) GBP	—	—	2.340	2.660	2.900

Banco Santander, S.A.

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges

Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,030	36,602
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—		0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11

Foreign exchange risk
Exchange rate instruments
Nominal	—	1,825	771	—	—	2,596

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	41	461	120	2,085	951	3,656
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	4.80
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—

Average AUD/EUR exchange rate	—	—	—	1.499	1.499
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.145	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.718	—
Average JPY/EUR exchange rate	—	—	—	132.014	125.883
Average MXN/EUR exchange rate	—	—	—	14.696
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average USD/BRL exchange rate	—	—	0.269	—	—
Average USD/COP exchange rate	—	0.0003	0.0003	—	0.0003

Credit Risk
Credit risk instruments
Nominal	—	—	—	49	5	54

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	0.51	0.55

Hedges of net investments in foreign operations
Exchange rate instruments
Exchange rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.10	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3,728.01	3,685.80	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24.50	—
Average PLN/EUR exchange rate	—	—	4.38	4.26	—

Consumer Group

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	253	672	3,488	6,883	63	11,359
Average fixed interest rate (%) EUR	(0.197)	(0.125)	(0.036)	(0.065)	(0.113)
Average fixed interest rate (%) CHF	(0.659)	(0.696)	(0.679)	(0.561)	—

Foreign exchange risk
Exchange rate instruments
Nominal	17	30	376	—	—	423
Average DKK/EUR exchange rate	134.135	—	134.109	—	—
Average NOK/EUR exchange rate	—	—	103.232	—	—
Average CHF/EUR exchange rate	—	878.624	887.218	—	—

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	240	339	448	—	1,027
Average SEK/EUR exchange rate	—	—	0.104	—	—
Average DKK/EUR exchange rate	—	0.134	0.134	0.134	—
Average fixed interest rate (%) SEK	—	—	0.008	—	—
Average fixed interest rate (%) DKK	—	0.002	0.003	0.004	—

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	85	99	313	423	—	920
Average fixed interest rate (%) EUR	0.183	0.183	0.183	0.183	—

Foreign exchange risk
Exchange rate instruments
Nominal	339	557	2,368	1,061	—	4,325
Average SEK/EUR exchange rate	0.101	0.098	0.099	0.099	—
Average NOK/EUR exchange rate	0.108	0.108	0.108	0.108	—
Average CHF/EUR exchange rate	0.896	0.859	0.870	0.900	—
Average CAD/EUR exchange rate	0.654	0.658	0.652	0.656	—
Average DKK/EUR exchange rate	0.134	0.134	0.134	—	—
Average PLN/EUR exchange rate	—	—	0.234	0.233	—
Average USD/EUR exchange rate	—	—	0.897	—	—
Average JPY/EUR exchange rate	—	—	0.008	0.008	—

Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	181	282	480	—	—	943
Average NOK/EUR exchange rate	103.751	103.538	102.963	—	—
Average CNY/EUR exchange rate	—	—	121.796	—	—

Banco Santander Mexico

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	—	1	346	80	—	427
Average fixed interest rate (%) MXN	—	5.180	6.907	5.593	—
Average fixed interest rate (%) USD	—	—	1.465	1.465	—

Interest rate and foreign exchange rate
Exchange and interest rate instruments
Nominal	—	—	41	282	1,009	1,332
Average EUR/MXN exchange rate	—	—	—	20.470	21.890
Average GBP/MXN exchange rate	—	—	—	24.870	25.310
Average USD/MXN exchange rate	—	—	13.920	13.920	18.390
Average MXV/MXN exchange rate	—	—	5.059	5.059	5.059
Average fixed interest rate (%) USD	—	—	8.000	3.980	4.125
Average fixed interest rate (%) EUR	—	—	—	2.420	2.750
Average fixed interest rate (%) GBP	—	—	—	—	6.750

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	178	—	178
Average fixed interest rate (%) MXN	—	—	—	7.258	—

Foreign exchange risk
Exchange rate instruments
Nominal	1,415	44	56	2,719	103	4,337
Average EUR/MXN exchange rate	—	—	16.679	18.932	18.688
Average GBP/MXN exchange rate	—	—	—	23.127	25.947
Average USD/MXN exchange rate	18.729	20.289	17.918	16.443	18.508
Average BRL/MXN exchange rate	5.863	—	5.732	5.736	—

Banco Santander Brazil

	December 31, 2018
	Million of euros
	Up to one	One to three	Three months to	One year to	More than
	month	months	one year	five years	five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	668	2,045	—	3,529	1,378	7,620
Average fixed interest rate (%) BRL	9.500	6.967	6.937	10.055	10.030

Foreign exchange rate risk and other
Exchange rate instruments
Nominal	6	15	36	316	38	411
Average USD/BRL exchange rate	3.247	3.303	3.551	3.642	3.265

Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	3,877	2,997	3,030	119	—	10,023
Average fixed interest rate (%) BRL	6.500	6.500	6.500	6.500	—

Foreign exchange risk and other
Exchange rate instruments
Nominal	—	8	26	—	238	272
Average USD/BRL exchange rate	—	3.716	3.648	—	3.135

The following table contains details of the hedged exposures covered by the Group's hedging strategies of December 31, 2018:

	December 31, 2018
	Million of euros
			Accumulated amount			Change in fair
			of fair value			value of hedged	Cash flow hedge/currency
	Carrying amount of		adjustments on the			ítem for	translation reserve
	hedged items		hedged item			ineffectiveness	Continuing	Discontinued
	Assets	Liabilities	Assets	Liabilities	Balance sheet line item	assessment	hedges	hedges
Fair value hedges:	110,669	46,830	1,915	(1,765)		(20)	—	—
Interest rate risk	104,393	39,251	1,886	(1,478)		(74)	—	—
Deposits	5,922	1,195	279	1	Deposits and loans and advances	(39)	—	—
Bond	27,235	21,759	792	(791)	Debt instruments	(35)	—	—
Repo	13,874	561	25	(16)	Other assets	18	—	—
Loans of securitiesa	53,397	175	742	—	Loans and advances	(186)	—	—
Liquidity facilities	3,965	232	48	(2)	Loans and advances	35	—	—
Issuances assurance	—	2,013	—	(12)	Other assets/liabilities	3	—	—
Securitisation	—	13,316	—	(658)	Other assets/liabilities	170	—	—
Equity instruments	—	—	—	—	Equity instruments	(40)	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Deposits and loans and advances	8	—	—
Bonds	1,764	—	(4)	—	Debt instruments	(11)	—	—
Interest and Exchange rate risk	2,776	7,474	21	(287)		53	—	—
Borrowed deposits	751	—	19	—	Deposits and loans and advances	16	—	—
Bonds	1,591	3,571	2	(26)	Debt instruments	(31)	—	—
Securitisation	—	3,358	—	(262)	Other assets/liabilities	67	—	—
Repos	434	99	—	1	Other assets/liabilities	1	—	—
CLO	—	446	—	—	Other assets/liabilities	—	—	—
Inflation risk	68	105	3	1		4	—	—
Deposits	—	105	—	1	Deposits and loans and advances	1	—	—
Bonds	68	—	3	—	Debt instruments	3	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Debt instruments	—	—	—

Cash flow hedges						(432)	447	(10)
Interest rate risk						(52)	131	(12)
Firm commitment					Other assets/liabilities	(24)	(75)	—
Deposits					Deposits and loans and advances	(26)	47	—
Governmenclasst bonds					Debt instruments	(13)	92	—
Liquidity facilities					Loans and advances	8	65	(12)
Secondary market loans					Other assets/liabilities	4	2	—
Senior securitization					Other assets/liabilities	(1)	—	—
Exchange rate risk						(416)	(23)	2
Deposits					Other assets/liabilities	83	(8)	—
Bonds					Deposits and loans and advances	(309)	(16)	2
Secondary market loans					Loans and advances	(179)	(21)	—
Senior titulisation					Other assets/liabilities	(11)	21	—
CLO					Other assets/liabilities	—	1	—
Interest and Exchange rate risk						4	341	—
Deposits					Deposits and loans and advances	7	2	—
Bonds					Debt instruments	(13)	(9)	—
Securitisation					Other assets/liabilities	10	348	—
Inflation risk						15	22	—
Deposits					Deposits and loans and advances	25	25	—
Bonds					Debt instruments	(3)	(3)	—
Liquidity facilities					Loans and advances	(7)	—	—
Equity risk						17	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	17	(4)	—
Other risks						—	(20)	—
Bonds					Other assets/liabilities	—	(20)	—

Net foreign investments hedges	792	—	10	—		—	—	—
Exchange rate risk	792	—	10	—		—	—	—
Firm commitment	13	—	—	—	Other assets/liabilities	—	—	—
Equity instruments	779	—	10	—	Equity instruments	—	—	—
	111,461	46,830	1,925	(1,765)		(452)	447	(10)

The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as of December 31, 2018 is EUR 71 million euros.

The net impact of the coverages are shown in the following table:

	Million of euros
	2018
	Earnings/			Reclassified amount of reserves to the income statement due to:
	(losses)	Ineffective		Cover
	recognised in	coverage		transaction
	another	recognised in		affecting the
	cumulative	the income	Line of the income statement that includes	income
	overall result	statement	the ineffectiveness of cash flows	statement	Line of the income statement that includes reclassified items
Fair value hedges		75
Interest rate risk		(18)
Deposits		(24)	Gains or losses of financial assets/liabilities
Bonds		(61)	Gains or losses of financial assets/liabilities
Repo		1	Gains or losses of financial assets/liabilities
Loans of fixed-income securities		46	Gains or losses of financial assets/liabilities
Liquidity lines		12	Gains or losses of financial assets/liabilities
Securitisations		8	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		95
Deposits		39	Gains or losses of financial assets/liabilities
Bonds		8	Gains or losses of financial assets/liabilities
Securitisations		49	Gains or losses of financial assets/liabilities
CLO		(1)	Gains or losses of financial assets/liabilities
Other Risks		(2)
Securitisations		(2)	Gains or losses of financial assets/liabilities

Cash flow hedges	200	8		553
Risk of interest rate	193	(4)		39
Firm Commitment	(2)	—	Gains or losses of financial assets/liabilities	(24)	Interest margin
Deposits	50	(21)	Gains or losses of financial assets/liabilities	(4)	Interest margin
Bonds	104	2	Gains or losses of financial assets/liabilities	17	Interest margin/ Gains or losses of financial assets/liabilities
Loans secondary markets	85	16	Gains or losses of financial assets/liabilities	47	Interest margin/ Gains or losses of financial assets/liabilities
Liquidity lines	2	—	Gains or losses of financial assets/liabilities	3	Interest margin
Repo	(46)	—	Gains or losses of financial assets/liabilities	—	Interest margin
Securitisations	—	(1)	Gains or losses of financial assets/liabilities	—
Risk of Exchange rate	(20)	(688)		(457)
Deposits	(25)	(698)	Gains or losses of financial assets/liabilities	(563)	Interest margin/ Gains or losses of financial assets/liabilities
Asset bonds	(25)	43	Gains or losses of financial assets/liabilities	89	Interest margin/ Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	(3)	Gains or losses of financial assets/liabilities
Loans secondary markets	5	4	Gains or losses of financial assets/liabilities	48	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	24	(37)	Gains or losses of financial assets/liabilities	(36)	Interest margin / Gains or losses of financial assets/liabilities
CLO	1	—	Gains or losses of financial assets/liabilities	8	Interest margin / Gains or losses of financial assets/liabilities

	Million of euros
	2018
	Earnings/			Reclassified amount of reserves to the income statement due to:
	(losses)	Ineffective		Cover
	recognised in	coverage		transaction
	another	recognised in		affecting the
	cumulative	the income	Line of the income statement that includes	income
	overall result	statement	the ineffectiveness of cash flows	statement	Line of the income statement that includes reclassified items
Risk of interest rate and exchange rate	45	700		967
Deposits	1	743	Gains or losses of financial assets/liabilities	778	Interest margin
Bonds	(4)	447	Gains or losses of financial assets/liabilities	571	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	48	(490)	Gains or losses of financial assets/liabilities	(382)	Interest margin/ Gains or losses of financial assets/liabilities
Risk of inflation	11	—		4
Deposits	14	—	Gains or losses of financial assets/liabilities	3	Interest margin
Asset bonds	(3)	—	Gains or losses of financial assets/liabilities	1	Interest margin
Risk of equity	(8)	—		—
Highly probable planned transactions	(8)	—	Gains or losses of financial assets/liabilities	—
Other risks	(21)	—		—
Bonds	(21)	—	Gains or losses of financial assets/liabilities	—
	—	—		—
Coverage of net investment abroad	—	—		—
Risk of Exchange rate	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	200	83		553

The following table shows a reconciliation of each component of equity and an analysis of other comprehensive income in relation to hedge accounting:

Million of euros
2018
Balance at beginning of year	152

Cash flow hedges
Risks of interest rate	193
Amounts transferred to income statements	(37)
Other reclassifications	230
Risks of exchange rate	(20)
Amounts transferred to income statements	457
Other reclassifications	(477)
Risks of interest rate and exchange rate	45
Amounts transferred to income statements	(967)
Other reclassifications	1,012
Risk of inflation	11
Amounts transferred to income statements	(4)
Other reclassifications	15
Risk of equity	(8)
Amounts transferred to income statements	—
Other reclassifications	(8)
Other risks	(21)
Amounts transferred to income statements	—
Other reclassifications	(21)

Minorities	(25)
Taxes	(50)

Balance at end of year	277

37.   Discontinued operations

No operations were discontinued in 2018, 2017 or 2016.

38.   Interest income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognised gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2018, 2017 and 2016 is as follows:

	Million of euros
	2018	2017	2016
Loans and advances, central banks	1,320	1,881	2,090
Loans and advances, credit institutions	1,555	1,840	2,388
Debt instruments	6,429	7,141	6,927
Loans and advances, customers	43,489	43,640	42,578
Other interest	1,532	1,539	1,173
	54,325	56,041	55,156

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortised cost or at fair value through Other comprehensive income.

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

The detail of the main items of interest expense and similar charges accrued in 2018, 2017 and 2016 is as follows:

	Million of euros
	2018	2017	2016
Central banks deposits	421	216	127
Credit institution deposits	2,597	2,045	1,988
Customer deposits	9,062	11,074	12,886
Debt securities issued and subordinated liabilities	6,073	6,651	7,767
Marketable debt securities	5,303	5,685	6,822
Subordinated liabilities (Note 23)	770	966	945
Provisions for pensions (Note 25)	186	198	201
Other interest	1,645	1,561	1,098
	19,984	21,745	24,067

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

40.   Dividend income

Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from dividends as follows:

	Million of euros
	2018 (*)	2017	2016
Dividend income classified as:
Financial assets held for trading	241	234	217
Non-trading financial assets mandatorily at fair value through profit or loss	23	—	—
Financial assets available-for-sale	—	150	196
Financial assets at fair value through other comprehensive income	106	—	—
	370	384	413

(*)     See further detail regarding the impacts of the entry into force of IFRS9 as of January 1, 2018 (Note 1.b).

41.   Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.

The detail of Income from companies accounted for using the equity method is as follows:

	Million of euros
	2018	2017	2016
Zurich Santander Insurance América, S.L.	194	241	223
Wizink Bank, S.A.	56	36	—
Allianz Popular, S.L.	45	15	—
Companhia de Crédito, Financiamento e Investimento RCI Brasil	21	19	12
SAM Investment Holdings Limited	—	87	79
Other entities	421	306	130
	737	704	444

42.   Commission income

Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Million of euros
	2018	2017	2016
Coming from collection and payment services:
Bills	334	368	295
Demand accounts	1,371	1,490	1,191
Cards	3,514	3,515	2,972
Orders	475	449	431
Cheques and other	138	154	133
	5,832	5,976	5,022
Coming from non-banking financial products:
Investment funds	1,024	751	696
Pension funds	124	92	86
Insurance	2,433	2,517	2,428
	3,581	3,360	3,210
Coming from Securities services:
Securities underwriting and placement	283	374	282
Securities trading	251	302	287
Administration and custody	458	359	297
Asset management	305	251	201
	1,297	1,286	1,067
Other:
Foreign exchange	546	471	353
Financial guarantees	549	559	505
Commitment fees	291	283	286
Other fees and commissions	2,568	2,644	2,500
	3,954	3,957	3,644
	14,664	14,579	12,943

43.   Commission expense

Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Million of euros
	2018	2017	2016
Commissions assigned to third parties	1,972	1,831	1,639
Cards	1,358	1,391	1,217
By collection and return of effects	11	12	11
Other fees assigned	603	428	411
Other commissions paid	1,207	1,151	1,124
Brokerage fees on lending and deposit transactions	42	49	47
Sales of insurance and pension funds	232	205	204
Other fees and commissions	933	897	873
	3,179	2,982	2,763

44.   Gains or losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)Breakdown

The detail, by origin, of Gains/losses on financial assets and liability:

	Million of euros
	2018 (*)	2017	2016
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IFRS9)	604	—	—
Financial assets at amortised cost	39	—	—
Other financial assets and liabilities	565	—	—
Of which: debt instruments	563	—	—
Of which: equity instruments	—	—	—
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IAS39)	—	404	869
Of which financial assets available for sale		472	861
Of which: debt instruments		316	464
Of which: equity instruments	—	156	397
Gains or losses on financial assets and liabilities held for trading, net (**)	1,515	1,252	2,456
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	331	—	—
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net (**)	(57)	(85)	426
Gains or losses from hedge accounting, net	83	(11)	(23)
	2,476	1,560	3,728

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analysed in conjunction with the exchange differences, net:

	Million of euros
	2018	2017	2016
Exchange differences, net	(679)	105	(1,627)

b)Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Million of euros
	2018	2017	2016
Loans and receivables:	56,323	40,875	40,390
Central banks	9,226	—	—
Credit institutions	23,099	11,585	13,290
Customers	23,998	29,290	27,100
Debt instruments	36,609	39,836	52,320
Equity instruments	12,198	22,286	15,043
Derivatives	55,939	57,243	72,043
	161,069	160,240	179,796

The Group mitigates and reduces this exposure as follows:

-

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2018 the actual credit risk exposure of the derivatives was EUR 33,289 million.

-	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 33,837 million at December 31, 2018.

Also, mortgage-backed assets totalled EUR 1,334 million.

-	Debt instruments include EUR 27,720 million of Spanish and foreign government securities.

At December 31, 2018 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Million of euros
	2018	2017	2016
Deposits	65,304	84,724	48,863
Central banks	14,816	9,142	10,463
Credit institutions	10,891	18,458	5,059
Customer	39,597	57,124	33,341
Marketable debt securities	2,305	3,056	2,791
Short positions	15,002	20,979	23,005
Derivatives	55,341	57,892	74,369
Other financial liabilities	449	589	—
	138,401	167,240	149,028

At December 31, 2018, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

45.   Exchange differences, net

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains/losses on financial assets and liabilities (see Note 44).

46.   Other operating income and expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Million of euros
	2018	2017	2016
Insurance activity	51	57	63
Income from insurance and reinsurance contracts issued	3,175	2,546	1,900
Of which:
Insurance and reinsurance premium income	3,011	2,350	1,709
Reinsurance income (Note 15)	164	196	191
Expenses of insurance and reinsurance contracts	(3,124)	(2,489)	(1,837)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(2,883)	(2,249)	(1,574)
Reinsurance premiums paid	(241)	(240)	(263)
Other operating income	1,643	1,618	1,919
Non- financial services	367	472	698
Other operating income	1,276	1,146	1,221
Other operating expense	(2,000)	(1,966)	(1,977)
Non-financial services	(270)	(302)	(518)
Other operating expense:	(1,730)	(1,664)	(1,459)
Of which, credit institutions deposit guarantee fund and single resolution fund	(895)	(848)	(711)
	(306)	(291)	5

Most of the Bank’s insurance activity is carried on in life insurance.

47.   Personnel expenses

a)Breakdown

The detail of Personnel expenses is as follows:

	Million of euros
	2018	2017	2016
Wages and salaries	8,824	8,879	8,133
Social Security costs	1,412	1,440	1,291
Additions to provisions for defined benefit pension plans (Note 25)	84	88	81
Contributions to defined contribution pension funds	287	271	266
Other Personnel expenses	1,258	1,369	1,233
	11,865	12,047	11,004

b)Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees
	2018	2017	2016
The Bank:
Senior management (*)	22	64	76
Other line personnel	30,399	21,327	20,291
Clerical staff (**)	—	—	1,904
General services personnel (**)	—	—	13
	30,421	21,391	22,284
Rest of Spain	7,944	12,703	6,925
Santander UK plc	18,757	19,079	19,428
Banco Santander (Brasil) S.A.	46,645	46,210	48,052
Other companies (***)	98,062	96,349	94,946
	201,829	195,732	191,635

(*)    During 2018, categories of deputy assistant executive vice president and above were erased.

(**)  During 2017, clerical staff and general services personnel categories were erased considering all the staff in the aforementioned categories on the other line personnel category.

(***)  Does not include staff affected by discontinued operations.

The number of employees, at the end of 2018, 2017 and 2016, was 202,713, 202,251 and 188,492, respectively.

The functional breakdown (final employment), by gender, at December 31, 2018 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	913	260	6,735	3,711	26,173	32,759
Latin America and Others	523	100	6,427	4,256	40,729	54,952
United Kingdom	107	39	1,309	640	9,218	13,862
	1,543	399	14,471	8,607	76,120	101,573

The same information, expressed in percentage terms at December 31, 2018, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	78%	22%	64%	36%	44%	56%
Latin America and Others	84%	16%	60%	40%	43%	57%
United Kingdom	73%	27%	67%	33%	40%	60%
	79%	21%	63%	37%	43%	57%

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

The number of employees in the Group with disabilities, distributed by professional categories, at December 31, 2018, is as follows:

Average number of employees (*)
2018
Senior management	6
Other management	64
Other staff	3,366
3,436

(*)  An employee with disabilities is considered to be a person who is recognised by the State or the company in each jurisdiction where the Group operates and that entitles them to receive direct monetary assistance, or other types of aid such as, for example, reduction of their taxes. In the case of Spain, employees with disabilities have been considered to be those with a degree of disabilities greater than or equal to 33%. The amount does not include employees in the United States.

The number of Group employees with disabilities at 2017 and 2016, was 3,289 and 2,941, respectively, (not including the United States).

Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2018 was 241 (209 and 216 employees during 2017 and 2016). At the end of fiscal year 2018, there were 304 employees (211 and 213 employees at December 31, 2017 and 2016).

c)Share-based payments

The main share-based payments granted by the Group in force at December 31, 2018, 2017 and 2016 are described below.

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

The plans that include share-based payments are as follows: (i) deferred conditional delivery share plan; (ii) deferred conditional variable remuneration plan, (iii) performance share plan and (iv) Deferred variable compensation plan linked to multiannual objectives. The characteristics of the plans are set forth below:

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2013)	The purpose of this plan is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for it to be paid in Santander shares.	Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross)

In addition to that of the beneficiary remaining in the Group's employ, that none of the following circumstances should occur in the period prior to each deliveries:

(i)    Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii)  material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv) Significant changes in the Group’s economic capital or risk profile.

The amount in shares is calculated based on the tranches of the following scale:

-      300 thousand euros or less 0% deferred

-      300 to 600 thousand euros 20% deferred

-      More than 600 thousand euros 30% deferred.

Deferral period: 3 years.

(ii) Deferred conditional variable remuneration plan (2013, 2014, 2015, 2016, 2017 and 2018)

The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the third (2013), fourth (2014), sixth (2016) cycles, and over three or five years for the fifth (2015), seventh (2017) and eight (2018) cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (Fifth, fourth and third cycle)

In the case of the seventh, sixth and eight cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the third, fourth, fifth and sixth cycles (2013 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:

(i)    Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv)  Significant changes in the Group’s economic capital or risk profile

In the case of the seventh and eight cycles (2017 and 2018), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:

(i)    significant failures in risk management committed by the entity , or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii) Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Paid half in cash and half in shares

Third cycle (2013), 3 years deferral:

-      Executive directors: 40% and 60% immediate and deferred payments, respectively.

-      Division directors and other executives of the Group with a similar profile: 50% and 50% immediate and deferred payments, respectively.

-      Other Executives part of the Identified Staff: 40% and 60%, immediate and deferred payments, respectively.

Fourth and fifth cycles (2014 and 2015, respectively):

-      Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 5 years (3 years in fourth cycle).

-      Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff  with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over5 years (3 years in fourth cycle)

-      Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):

-      60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh and eight cycle (2017 and 2018):

-      Executive Directors and members of identified staff  with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years

-      Executive Directors and members of identified staff  with total Variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years

-      Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Deferred variable remuneration systems	Description	Plan`s beneficiaries	Conditions	Calculation Base
(iii) Performance share plan (2014 and 2015)

The purpose is to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank's performance over a multiannual period. In addition, the second cycle (2015) also applies to other Bank employees not included in the Identified Staff or Material Risk Takers, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee's interests with those of the Bank.

Executive Directors and senior managers Other Material Risk Takers or Identified Staff Other beneficiaries in the case only of the second cycle.

In addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing during the period prior to each of the:

(i)    Poor financial performance of the Group;

(ii)  breach by the beneficiary of internal regulations, including, in particular, those relating to risks;

(iii) material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or

(iv)significant changes in the Group's economic capital or risk profile

For the second cycle (2015), based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the "Agreed-upon Amount of the ILP", taking into account (i) the Group's earnings per share (EPS) and (ii) the Group's return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

First cycle (2014):

-Relative Total Shareholder Return (TSR) measured against a group of 15 comparable institutions (the “peer group”) in the periods 2014-2015; 2014-2016; and 2014-2017

Second cycle (2015),  the basis of calculation is the fulfilment of the following objectives:

-Relative performance of the earning per share growth (EPS) growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions.

-ROTE of the Santander Group for financial year 2017

-Employee satisfaction, measured by whether or not the corresponding Group company is included in the "Top 3" of the best banks to work for.

-number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017

-retail loyal clients

-SME and corporate loyal clients

(iv) Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017 and 2018)

The aim is simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group's most relevant roles.

The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral) of the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Executive directors, senior management and certain executives of the most relevant roles in the Group.

In 2016 (first cycle), the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations that none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan's regulations:

(i)     Poor performance of the Group;

(ii)  breach by the beneficiary of the internal regulations, including in particular that relating to risks;

(iii) material restatement of the Group's consolidated financial statements, except when appropriate under a change in accounting regulations; Or

(iv) Significant changes in the Group's economic capital or risk profile.

In 2017 and 2018 (second and third cycles), the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan's regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:

(i)   Significant failures in risk management committed by the entity, or by a business unit or risk control unit;

(ii)  the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;

(iii)  Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and

(iv) Irregular behaviours, whether individual or collective, considering in particular negative effects derived from the marketing of inappropriate products and responsibilities of persons or bodies that made those decisions.

Paid half in cash and half in shares.

The maximum number of shares to be delivered is calculated by taking into account the weighted average daily volume of weighted average prices for the fifteen trading sessions prior to the previous Friday (excluding) on the date on which the board decides the bonus for the Executive directors of the Bank.

First cycle (2016):

-        Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.

-        Senior managers, country heads of countries representing at least 1% of the Group´s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a 5 year period.

-       Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second and third cycles (2017 and 2018, respectively) are under the same deferral rules, save for the variable remuneration considered is target and not the actual award.

In 2016 the metrics for the deferred portion subject to long-term objectives are:

-        Earnings per share (EPS) growth in 2018 over 2015.

-        Relative Total Shareholder Return (TSR) measured against a group of credit institutions.

-        Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.

-        Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In 2017 (second cycle) and 2018 (third cycle) the metrics for the deferred portion subject to long-term objectives are:

-        EPS growth in 2019 over 2016 and in 2020 over 2017, for each respective cycle

-        Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions.in the periods 2017-2019 and 2018.-2019, respectively.

-        Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019 and 2020, respectively.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

		Exercise				Date of	Date of
	Number of	price in			Number of	commencement	expiry of
	shares (in	pounds	Year	Employee	persons	of exercise	exercise
	thousand)	sterling (*)	granted	group	(**)	period	period
Plans outstanding at 01/01/16	24,762
Options granted (Sharesave)	17,296	4.91	2016	Employments	7,024	11/01/16	11/01/19
						11/01/16	11/01/21
Options exercised	(338)	3.67
Options cancelled (net) or not exercised	(12,804)	3.51
Plans outstanding at 12/31/16	28,916
Options granted (Sharesave)	3,916	4.02	2017	Employments	4,260	11/01/17	11/01/20
						11/01/17	11/01/22
Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.40
Plans outstanding at 12/31/17	27,201
Options granted (Sharesave)	6,210	3.46	2018	Employments	4,880	11/01/18	11/01/21
						11/01/18	11/01/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76
Plans outstanding at 12/31/18	26,838

(*)     At  December 31, 2018, 2017, 2016 and 2015, the euro/pound sterling exchange rate was EUR 1.11790 GBP 1; EUR 1.12710 GBP 1, EUR 1.16798 GBP 1 and EUR 1.36249 GBP 1, respectively.

(**)   Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme in 2016, 2017 and 2018 see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 28, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017, and March 23, 2018, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)    Deferred variable compensation plan linked to multi-year objectives 2016, 2017 and 2018:

The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2016, 2017 and 2018 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.

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

d)    Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2018	2017	2016
Risk-free interest rate	1.27%‑1.40%	0.89%‑1.08%	0.31%‑0.41%
Dividend increase	5.6%‑6.12%	5.48%‑5.51%	5.92%‑6.21%
Implied volatility of underlying shares based on expected life of the options	23.99%‑24.17%	26.16%‑26.31%	31.39%‑32.00%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.   Other general administrative expenses

a)Breakdown

The detail of Other general administrative expenses is as follows:

	Million of euros
	2018	2017	2016
Property, fixtures and supplies	1,968	1,931	1,853
Technology and systems	1,550	1,257	1,095
Technical reports	707	759	768
Advertising	646	757	691
Taxes other than income tax	557	583	484
Communications	527	529	499
Surveillance and cash courier services	405	443	389
Per diems and travel expenses	225	217	232
Insurance premiums	76	78	69
Other administrative expenses	1,828	1,799	1,653
	8,489	8,353	7,733

b)Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

	Million of euros
	2018	2017	2016
Audit fees	90.0	88.1	73.7
Audit-related fees	6.5	6.7	7.2
Tax fees	0.9	1.3	0.9
All other fees	3.4	3.1	3.6
Total	100.8	99.2	85.4

The Audit fees heading includes audit fees for the Banco Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOX) for those required entities, the audit of the consolidated financial statements as of 30 June and limited quarterly consolidated reviews for the Brazilian regulator as of March 31, June 30 and September 30 and the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.

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

Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 173.9 million in 2018 (2017: EUR 115.6 million; 2016: EUR 127.9 million, respectively).

The "Audit Fees" caption includes the fees corresponding to the audit for the year, regardless of the date on which the audit was completed. In the event of subsequent adjustments, which will not be significant in any case, and for purposes of comparison, they are presented in this note in the year to which the audit relates. The rest of the services are presented according to the date of their approval by the Audit Committee.

c)   Number of branches

The number of offices at December 31, 2018 and 2017 is as follow:

	Group
Number of branches	2018	2017
Spain	4,427	4,546
Group	8,790	9,151
	13,217	13,697

49.   Gains or losses on non financial assets, net

The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follow:

	Million of euros
	2018	2017	2016
Gains:
Tangible and intangible assets	124	134	131
Investments	2	443	30
Of which:
Allfunds Bank, S.A. (Note 3)	—	425	—
	126	577	161
Losses:
Tangible and intangible assets	(92)	(43)	(116)
Investments	(6)	(12)	(15)
	(98)	(55)	(131)
	28	522	30

50.   Gains or losses on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Million of euros
Net balance	2018	2017	2016

Tangible assets	(123)	(195)	(141)
Impairment (Note 12)	(259)	(306)	(212)
Gain (loss) on sale (Note 12)	136	111	71
Other gains and other losses	—	(8)	—
	(123)	(203)	(141)

51.   Other disclosures

a)Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2018 (*)
	Million of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	113,663	—	—	—	—	—	—	113,663	0.61%
Financial assets at fair value through other comprehensive income	1,886	6,023	3,329	12,873	19,432	10,705	64,172	118,420
Debt instruments	487	6,022	3,328	12,830	19,415	10,661	64,076	116,819	3.13%
Loans and advances	1,399	1	1	43	17	44	96	1,601
Customers	1,399	1	1	43	17	44	96	1,601	1.41%
Financial assets at amortised cost	46,247	56,818	71,627	102,036	134,697	107,921	426,753	946,099
Debt instruments	16	1,534	1,319	6,646	2,474	1,783	23,924	37,696	3.33%
Loans and advances	46,231	55,284	70,308	95,390	132,223	106,138	402,829	908,403
Central banks	—	23	—	4	—	—	15,574	15,601	4.63%
Credits institutions	10,092	5,389	6,711	6,003	5,314	947	1,024	35,480	1.66%
Customers	36,139	49,872	63,597	89,383	126,909	105,191	386,231	857,322	4.97%
	161,796	62,841	74,956	114,909	154,129	118,626	490,925	1,178,182	4.20%
Liabilities:
Financial liabilities at amortised cost	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	—
Deposits	536,134	74,440	67,406	91,958	107,459	18,833	6,871	903,101
Central banks	304	2,130	2,629	507	64,433	2,520	—	72,523	0.39%
Credit institutions	15,341	13,413	24,724	16,384	8,759	6,412	4,646	89,679	2.19%
Customer deposits	520,489	58,897	40,053	75,067	34,267	9,901	2,225	740,899	1.19%
Marketable debt securities (**)	237	11,347	18,817	33,536	71,805	37,919	70,653	244,314	2.59%
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	1.48%
Difference (assets less liabilities)	(383,488)	(24,941)	(18,337)	(12,613)	(28,541)	61,699	412,773	6,552	—

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)  Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 11,882 million at December 31, 2018, mainly because in last period the Group borrowed funds under the ECB's targeted longer-term refinancing operations (LTRO, TLTRO) programme. (See note 20).

	December 31, 2017
	Million of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash, cash balances at central banks and other deposits on demand	110,995	—	—	—	—	—	—	110,995	0.53%
Financial assets available-for-sale	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	—
Debt instruments	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	4.34%
Loans and receivables	57,000	58,686	53,218	96,689	119,541	112,786	405,093	903,013
Debt instruments	249	1,381	997	2,073	2,317	1,656	8,870	17,543	3.06%
Loans and advances	56,751	57,305	52,221	94,616	117,224	111,130	396,223	885,470	—
Central banks	—	3,948	1,446	4,811	—	—	16,073	26,278	5.10%
Credits institutions	18,242	4,198	3,445	5,708	5,694	939	1,341	39,567	1.26%
Customers	38,509	49,159	47,330	84,097	111,530	110,191	378,809	819,625	5.44%
Held-to-maturity investments	—	—	—	1,902	122	294	11,173	13,491	1.52%
	168,321	61,153	54,864	110,088	142,110	124,244	495,200	1,155,980	4.61%
Liabilities:
Financial liabilities at amortised cost	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	—
Deposits	527,499	59,325	66,667	100,658	81,169	39,719	8,283	883,320
Central banks	450	2,015	681	2,715	42,988	22,565	—	71,414	0.24%
Credit institutions	20,870	15,263	13,350	25,406	6,501	5,247	4,663	91,300	2.40%
Customer deposits	506,179	42,047	52,636	72,537	31,680	11,907	3,620	720,606	2.00%
Marketable debt securities (*)	105	11,927	11,638	29,286	54,202	43,395	64,357	214,910	2.56%
Other financial liabilities	10,000	3,909	9,634	728	1,116	428	2,024	27,839	—
	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	1.98%
Difference (assets less liabilities)	(369,283)	(14,008)	(33,075)	(20,584)	5,623	40,702	420,536	29,911	—

(*)    Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2016
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		Average
	demand	month	months	months	years	years	years	Total	interest rate
Assets:
Cash, cash balances at central banks and other deposits on demand	76,454	—	—	—	—	—	—	76,454	0.98%
Financial assets available-for-sale	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287
Debt instruments	200	5,986	2,007	5,442	23,574	13,900	60,178	111,287	4.33%
Loans and receivables	52,512	48,420	56,725	85,521	113,387	93,816	389,623	840,004
Debt instruments	248	1,628	708	2,246	2,125	1,918	4,364	13,237	6.31%
Loans and advances	52,264	46,792	56,017	83,275	111,262	91,898	385,259	826,767
Central banks	—	941	11,499	1,117	—	23	14,393	27,973	6.54%
Credits institutions	16,632	4,938	2,210	2,220	4,435	1,268	3,721	35,424	1.96%
Customers	35,632	40,913	42,308	79,938	106,827	90,607	367,145	763,370	5.79%
Held-to-maturity investments	—	—	—	123	2,075	342	11,928	14,468	1.70%
	129,166	54,406	58,732	91,086	139,036	108,058	461,729	1,042,213	5.12%
Liabilities:
Financial liabilities at amortised cost	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240
Deposits	471,494	79,446	42,583	86,006	69,775	34,505	7,837	791,646
Central banks	422	2,007	633	101	20,027	20,922	—	44,112	0.26%
Credit institutions	16,649	16,357	10,603	23,313	13,540	5,560	3,742	89,764	3.97%
Customer deposits	454,423	61,082	31,347	62,592	36,208	8,023	4,095	657,770	2.25%
Marketable debt securities (*)	642	12,861	14,225	39,465	43,985	34,520	80,380	226,078	3.68%
Other financial liabilities	7,939	3,276	10,474	303	1,831	442	2,251	26,516
	480,075	95,583	67,282	125,774	115,591	69,467	90,468	1,044,240	2.57%
Difference (assets less liabilities)	(350,909)	(41,177)	(8,550)	(34,688)	23,445	38,591	371,261	(2,027)

(*)     Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at December 31, 2018 is as follows:

	December 31, 2018 (*)
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	532,915	74,320	67,169	91,766	106,935	18,439	6,540	898,084
Central banks	304	2,126	2,624	896	64,424	2,520	—	72,894
Credit institutions	15,257	13,413	24,698	16,288	8,552	6,085	4,427	88,720
Customer	517,354	58,781	39,847	74,582	33,959	9,834	2,113	736,470
Marketable debt securities	296	11,243	17,359	33,443	71,431	37,409	69,352	240,533
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	542,124	87,558	91,598	127,237	181,772	56,023	76,520	1,162,832

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	December 31, 2017
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	526,059	57,490	89,249	99,780	64,977	32,365	8,157	878,077
Central banks	451	2,018	23,801	2,719	27,138	15,385	—	71,512
Credit institutions	20,378	14,903	13,035	24,807	6,348	5,123	4,553	89,147
Customer	505,230	40,569	52,413	72,254	31,491	11,857	3,604	717,418
Marketable debt securities	1,486	11,735	11,387	28,412	52,989	42,888	63,648	212,545
Other financial liabilities	10,001	3,908	9,634	728	1,116	428	2,024	27,839
	537,546	73,133	110,270	128,920	119,082	75,681	73,829	1,118,461

	December 31, 2016
	Million of euros
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5
	demand	month	months	months	years	years	years	Total
Financial liabilities at amortised cost
Deposits	467,529	95,231	49,246	68,830	66,255	34,781	7,765	789,637
Central banks	422	2,006	633	101	20,021	20,916	—	44,099
Credit institutions	16,676	15,789	15,500	20,057	12,364	5,517	3,736	89,639
Customer	450,431	77,436	33,113	48,672	33,870	8,348	4,029	655,899
Marketable debt securities	623	13,582	12,705	38,119	42,201	34,022	78,094	219,346
Other financial liabilities	7,939	3,645	10,097	305	1,837	442	2,251	26,516
	476,091	112,458	72,048	107,254	110,293	69,245	88,110	1,035,499

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of December 31, 2018:

	Within 1	1 to 3	3 to 12			More than 5
Million of euros at December 31, 2018 (*)	months	months	months	1 to 3 years	3 to 5 years	years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,512	3,564	6,793	22,084	19,350	36,576	92,879
Derivatives	2,691	3,165	899	15,189	14,098	19,897	55,939
Equity instruments	—	—	—	—	—	8,938	8,938
Debt instruments	1,821	399	5,894	6,895	5,252	7,539	27,800
Loans and advances	—	—	—	—	—	202	202
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	202	202
Financial assets designated at fair value through profit or loss	21,598	13,045	5,625	5,215	4,065	7,912	57,460
Debt instruments	604	7	304	727	348	1,232	3,222
Loans and advances	20,994	13,038	5,321	4,488	3,717	6,680	54,238
Central banks	1,211	5,433	2,582	—	—	—	9,226
Credit institutions	14,587	4,131	778	1,327	579	1,695	23,097
Customers	5,196	3,474	1,961	3,161	3,138	4,985	21,915
Non-trading financial assets mandatorily at fair value through profit or loss	3,215	346	17	125	2	7,025	10,730
Equity instruments	—	—	—	—	—	3,260	3,260
Debt instruments	1,876	20	—	—	2	3,689	5,587
Loans and advances	1,339	326	17	125	—	76	1,883
Central banks	—	—	—	—	—	—	—
Credits institutions	2	—	—	—	—	—	2
Customers	1,337	326	17	125	—	76	1,881
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,671	2,671
Equity instruments	—	—	—	—	—	2,671	2,671
Hedging derivatives	609	166	474	2,167	957	4,234	8,607
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	106	7	20	28	59	868	1,088
TOTAL FINANCIAL ASSETS	30,040	17,128	12,929	29,619	24,433	59,286	173,435

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	Within 1	1 to 3	3 to 12			More than 5
Million of euros at December 31, 2018 (*)	months	months	months	1 to 3 years	3 to 5 years	years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,473	3,351	1,104	16,123	16,457	22,835	70,343
Derivatives	2,897	2,874	822	14,323	14,956	19,469	55,341
Shorts positions	7,576	477	282	1,800	1,501	3,366	15,002
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,574	7,017	864	1,497	999	28,107	68,058
Deposits	29,522	6,947	627	531	455	27,222	65,304
Central banks	9,804	4,940	72	—	—	—	14,816
Credits institutions	8,809	949	271	188	229	445	10,891
Customers	10,909	1,058	284	343	226	26,777	39,597
Marketable debt securities	13	70	237	556	544	885	2,305
Other financial liabilities	39	—	—	410	—	—	449
Hedging derivatives	485	144	321	362	651	4,400	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	5	23	64	60	148	303
TOTAL FINANCIAL LIABILITIES	40,535	10,517	2,312	18,046	18,167	55,490	145,067

(*)     See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

	Within 1	1 to 3	3 to 12			More than 5
Million of euros at December 31, 2018 (*)	months	months	months	1 to 3 years	3 to 5 years	years	Total
Memorandum items
Loans commitment granted	71,860	12,436	22,749	35,632	43,205	32,201	218,083
Financial guarantees granted	2,100	1,737	4,437	1,728	1,029	692	11,723
Other commitments granted	58,431	1,486	6,174	2,650	3,503	2,145	74,389
MEMORANDUM ITEMS	132,391	15,659	33,360	40,010	47,737	35,038	304,195

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in million of euros
	2018 (*)		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash, cash balances at central banks and other deposits on demand	61,372	—	67,025	—	60,423	—
Financial assets/liabilities held for trading	56,217	40,989	82,004	76,459	100,083	70,958
Non-trading financial assets mandatorily at fair value through profit or loss	8,231	—	—	—	—	—
Other financial assets/liabilities at fair value through profit or loss	32,244	35,997	7,322	21,766	6,965	16,667
Financial assets/liabilities available-for-sale	—	—	65,691	—	68,370	—
Financial assets at fair value through other comprehensive income	67,926	—	—	—	—	—
Financial assets at amortised cost	598,629	—	—	—	—	—
Loans and receivables	—	—	553,301	—	571,829	—
Investments held-to-maturity	—	—	11,490	—	12,272	—
Investments	1,189	—	1,121	—	1,308	—
Tangible assets	19,903	—	15,971	—	16,957	—
Intangible assets	23,016	—	23,499	—	26,338	—
Financial liabilities at amortised cost	—	694,362	—	638,680	—	678,542
Liabilities under insurance contracts	—	29	—	58	—	61
Other	24,506	20,567	23,695	20,989	27,961	23,169
	893,233	791,944	851,119	757,952	892,506	789,397

(*)    See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

c)Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash, cash balances at central banks and other deposits on demand, loans and advances at amortised cost (IFRS9) and the loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof (IAS39).

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

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Million of euros
	2018					2017					2016
	Carrying	Fair				Carrying	Fair				Carrying	Fair
Assets	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3
Loans and advances	908,403	914,013	—	88,091	825,922	885,470	895,645	—	141,839	753,806	826,767	833,819	—	127,224	706,595
Debt instruments	37,696	38,095	20,898	11,246	5,951	31,034	31,094	10,994	13,688	6,412	27,705	27,417	11,529	11,678	4,210
	946,099	952,108	20,898	99,337	831,873	916,504	926,739	10,994	155,527	760,218	854,472	861,236	11,529	138,902	710,805

ii)	Financial liabilities measured at other than fair value

	Million of euros
	2018					2017					2016
	Carrying	Fair				Carrying	Fair				Carrying	Fair
Liabilities	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3	amount	value	Level 1	Level 2	Level 3
Deposits	903,101	902,680	—	302,414	600,266	883,320	883,880	—	177,147	706,733	791,646	792,172	—	90,271	701,901
Debt instruments and other financial liabilities	268,529	271,226	72,945	143,153	55,128	242,749	248,891	52,896	139,301	56,694	252,594	255,758	43,306	186,356	26,096
	1,171,630	1,173,906	72,945	445,567	655,394	1,126,069	1,132,771	52,896	316,448	763,427	1,044,240	1,047,930	43,306	276,627	727,997

The main valuation methods and inputs used in the estimates at December 31, 2018 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•

Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments.
•	Financial liabilities at amortised cost:
i)

Deposits: the fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for deposits of similar remaining maturities.

ii)

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

In addition, at December 31, 2017 and 2016, equity instruments amounting to EUR 1,211 million and EUR 1,349 million, respectively, (See note 2.d) recognised as Financial assets available-for-sale (IAS39) were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organised markets and, consequently, the non-observable inputs were significant.

d)Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2018, 2017 and 2016, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (See note 54) is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2018 (**)
	Million of euros (*)
	Debt instruments							MtM Derivatives (****)
	Financial
	assets held for
	trading and			Non-trading
	financial		Financial	financial
	assets		assets at fair	assets
	designated at		value through	mandatorily	Financial	Loans and
	fair value		other	at fair value	assets at	advances to	Total net
	through profit	Short	comprehensive	through	amortised	customers	direct		Indirect risk
	or loss	positions	income	profit or loss	cost	(***)	exposure	Direct risk	(CDS)s
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—

(*)          See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)        Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million, EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,622 million (of which EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).

(***)     Presented without taking into account the valuation adjustments recognised (EUR 34 million).

(****)  “Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial
	assets held for
	trading and
	financial
	assets
	designated at		Financial			Loans and	Total net
	fair value		assets		Held-to-	advances to	direct
	through profit	Short	available	Loans and	maturity	customers	exposure	Other than
	or loss	positions	for sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	—
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

(**)      Presented without taking into account the Other comprehensive income recognised (EUR 31 million).

(***)    “Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)  EUR 19,601 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular.

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
	Million of euros
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

(*)        Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,502 million (of which EUR 9,456 million, EUR 717 million and EUR 329 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,449 million (EUR 5,349 million, EUR 91 million and EUR 9 million to Spain, Portugal and Italy,  respectively).

(**)      Presented without taking into account the Other comprehensive income recognised (EUR 27 million).

(***)   Other than CDSs refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDSs refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2018, 2017 and 2016 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2018 (****)
	Million of euros (*)
			Debt instruments						Derivatives (***)

			Financial assets	Financial assets at
			held for trading and	fair value through	Non-trading financial		Loans and
	Balances	Reverse	financial assets	other	assets mandatorily at fair	Financial assets	advances to	Total net
	with central	repurchase	designated at	comprehensive	value through profit or	at amortised	customers	direct	Other than
	banks	agreements	FVTPL	income	loss	cost	(**)	exposure	CDSs	CDSs
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—

(*)        See reconciliation of IAS39 as of December 31, 2017 to IFRS9 as of January 1, 2018 (Note 1.b).

(**)      Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(***)    Presented without taking into account valuation adjustments or impairment corrections (EUR 9,385 million).

(****)  “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
	Million of euros
			Debt instruments						Derivatives (***)
			Financial assets
			held for trading and
			financial assets
			designated at	Financial			Loans and	Total net
	Balances	Reverse	fair value	assets		Investments	advances to	direct
	with central	repurchase	through profit	available-for-	Loans and	held-to-	customers	exposure	Other than
	banks	agreements	or loss	sale	receivables	maturity	(*)	(****)	CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

(*)       Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million, of which Grupo Banco Popular EUR 15,460 million, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognised (EUR 10,653 million of which around EUR 3,986 of Grupo Banco Popular).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****)  EUR 83,625 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular.

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
	Million of euros
			Debt instruments						Derivatives (***)
			Financial assets
			held for trading and
			Financial assets
			designated at	Financial			Loans and
	Balances	Reverse	fair value	assets		Investments	advances to	Total net
	with central	repurchase	through profit	available-for-	Loans and	held-to-	customers	direct	Other than
	banks	agreements	or loss	sale	receivables	maturity	(*)	exposure	CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

(*)        Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)      Presented excluding Other comprehensive income and impairment losses recognised (EUR 8,692 million).

(***)    “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2018, 2017 and 2016 detailed in the foregoing tables:

12/31/18
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

12/31/17
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

12/31/16
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6

52.   Geographical and business segment reporting

The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

The Group has aligned the information in this operating segment Note in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.

The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. The Group executive committee reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.

The segments are differentiated by the geographical area where profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units.

a)Geographical segments

This primary level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the corporate centre. The operating areas, which include all the business activities carried on therein by the Group, are: Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group's assets.

The Continental Europe area encompasses all the business activities carried on in the region. The United Kingdom area includes the business activities carried on by the various Group units and branches with a presence in the UK. The Latin America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region. The United States area includes the holding company (SHUSA) and the businesses of Santander Bank, National Association, Santander Consumer USA Holdings Inc., Banco Santander Puerto Rico, Banco Santander International's specialised unit and the New York branch. The Group has considered the aggregation criteria of IFRS8 for purposes of identifying these reportable geographical segments.

The corporate centre segment includes the centralised management business relating to financial investments, financial management of the structural currency position, within the remit of the Group's corporate asset and liability management committee, and management of liquidity and equity through issues.

With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group's balance sheet.

There are no customers located in any of the areas that generate income exceeding 10% of Total income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Million of euros
	2018
	Continental	United	Latin	United	Corporate	Intra-Group
(Condensed) balance sheet	Europe	Kingdom	America	States	centre	eliminations	Total
Total Assets	681,887	349,353	303,356	135,043	139,634	(150,002)	1,459,271
Loans and advances to customers	383,020	257,284	150,544	85,564	6,509	—	882,921
Cash, balances at central banks and credit institutions and other deposits on demand	142,813	39,843	60,721	16,442	6,141	(68,891)	197,069
Debt instruments	89,030	29,190	59,367	13,160	377	—	191,124
Other financial assets (*)	36,012	13,398	14,994	4,292	2,112	—	70,808
Other asset accounts (**)	31,012	9,638	17,730	15,585	124,495	(81,111)	117,349
Total Liabilities	642,479	332,137	276,095	118,532	51,557	(68,890)	1,351,910
Customer deposits	369,730	210,388	142,576	57,568	234	—	780,496
Central banks and credit institutions	158,762	33,429	48,103	16,504	1	(68,890)	187,909
Marketable debt securities	62,018	67,556	37,698	37,564	41,783	—	246,619
Other financial liabilities (***)	37,142	16,583	36,851	3,098	1,333	—	95,007
Other liabilities accounts (****)	14,827	4,181	10,867	3,798	8,206	—	41,879
Total Equity	39,408	17,216	27,261	16,511	88,077	(81,112)	107,361
Other customer funds under management	69,219	7,672	78,194	2,763	7	—	157,855
Investment funds	48,030	7,576	71,439	512	7	—	127,564
Pension funds	11,062	—	98	—	—	—	11,160
Assets under management	10,127	96	6,657	2,251	—	—	19,131
Other non-managed marketed Customer funds	28,555	—	128	13,528	—	—	42,211

(*)        Including Trading derivatives and Equity instruments.

(**)      Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

(***)    Including Trading derivatives, Short positions and Other financial liabilities.

(****)  Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

	Million of euros
	2017
	Continental	United	Latin	United	Corporate	Intra-Group
(Condensed) balance sheet	Europe	Kingdom	America	States	centre	eliminations	Total
Total Assets	678,122	361,230	293,347	114,388	132,099	(134,881)	1,444,305
Loans and advances to customers	380,081	243,616	147,929	71,963	5,326	—	848,915
Cash, balances at central banks and credit institutions and other deposits on demand	114,965	56,762	56,087	13,300	400	(53,089)	188,425
Debt instruments	99,728	26,188	57,824	13,843	1,768	—	199,351
Other financial assets (*)	39,918	24,690	14,226	3,368	2,117	—	84,319
Other asset accounts (**)	43,430	9,974	17,281	11,914	122,488	(81,792)	123,295
Total Liabilities	636,784	344,926	264,415	99,189	45,247	(53,089)	1,337,472
Customer deposits	352,549	230,504	143,266	51,189	222	—	777,730
Central banks and credit institutions	159,794	27,833	39,613	15,884	279	(53,089)	190,314
Marketable debt securities	61,214	61,112	34,435	26,176	35,029	—	217,966
Other financial liabilities (***)	45,919	21,167	36,085	2,503	1,625	—	107,299
Other liabilities accounts (****)	17,308	4,310	11,016	3,437	8,092	—	44,163
Total Equity	41,338	16,304	28,932	15,199	86,852	(81,792)	106,833
Other customer funds under management	74,314	8,657	80,732	2,871	—	—	166,574
Investment funds	52,319	8,543	74,435	452	—	—	135,749
Pension funds	11,566	—	—	—	—	—	11,566
Assets under management	10,429	114	6,297	2,419	—	—	19,259
Other non-managed marketed Customer funds	27,790	—	47	13,561	—	—	41,398

(*)        Including Trading derivatives and Equity instruments.

(**)      Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

(***)    Including Trading derivatives, Short positions and Other financial liabilities.

(****)  Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

	Million of euros
	2016
	Continental	United	Latin	United	Corporate	Intra-Group
(Condensed) balance sheet	Europe	Kingdom	America	States	centre	eliminations	Total
Total Assets	520,134	354,960	320,768	137,391	132,154	(126,282)	1,339,125
Loans and advances to customers	297,214	251,251	152,187	85,389	4,429	—	790,470
Cash, balances at central banks and credit institutions and other deposits on demand	77,232	36,643	67,400	16,970	2,640	(47,744)	153,141
Debt instruments	80,639	28,045	63,314	17,940	1,374	—	191,312
Other financial assets (*)	40,689	26,819	18,696	3,566	2,803	—	92,573
Other asset accounts (**)	24,360	12,202	19,171	13,526	120,908	(78,538)	111,629
Total Liabilities	486,644	337,945	291,454	120,741	47,387	(47,745)	1,236,426
Customer deposits	269,934	212,113	143,747	64,460	857	—	691,111
Central banks and credit institutions	105,152	21,590	47,585	22,264	552	(47,745)	149,398
Marketable debt securities	53,064	71,108	47,436	26,340	30,921	—	228,869
Other financial liabilities (***)	49,042	27,913	41,395	2,907	2,633	—	123,890
Other liabilities accounts (****)	9,452	5,221	11,291	4,770	12,424	—	43,158
Total Equity	33,490	17,015	29,314	16,650	84,767	(78,537)	102,699
Other customer funds under management	65,834	8,564	81,034	3,828	—	—	159,260
Investment funds	46,229	8,446	74,554	701	—	—	129,930
Pension funds	11,298	—	—	—	—	—	11,298
Assets under management	8,307	118	6,480	3,127	—	—	18,032
Other non-managed marketed Customer funds	7,790	—	448	14,999	10	—	23,247

(*)        Including Trading derivatives and Equity instruments.

(**)      Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

(***)    Including Trading derivatives, Short positions and Other financial liabilities.

(****)  Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

The condensed income statements for the geographical segments are as follows:

	Million of euros
	2018
	Continental		Latin	United	Corporate
(Condesed) Underlying income statement	Europe	UK	America	States	centre	Total
Net interest income	10,107	4,136	15,654	5,391	(947)	34,341
Net fee income	4,419	1,023	5,253	859	(69)	11,485
Gains (losses) on financial transactions (*)	915	199	600	72	11	1,797
Other operating income (**)	441	62	(306)	627	(23)	801
Total income	15,882	5,420	21,201	6,949	(1,028)	48,424
Administrative expenses, depreciation and amortisation	(8,279)	(2,995)	(7,995)	(3,015)	(495)	(22,779)
Net operating income (***)	7,603	2,425	13,206	3,934	(1,523)	25,645
Net loan-loss provisions (****)	(1,399)	(173)	(4,567)	(2,618)	(116)	(8,873)
Other gains (losses) and provisions (*****)	(703)	(326)	(667)	(199)	(100)	(1,995)
Operating profit/(loss) before tax	5,501	1,926	7,972	1,117	(1,739)	14,777
Tax on profit	(1,461)	(539)	(2,904)	(347)	21	(5,230)
Profit from continuing operations	4,040	1,387	5,068	770	(1,718)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	4,040	1,387	5,068	770	(1,718)	9,547
Non-controlling interests	397	25	840	218	3	1,483
Attributable profit to the parent	3,643	1,362	4,228	552	(1,721)	8,064

(*)          Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2017
	Continental		Latin	United	Corporate
(Condesed) Underlying income statement	Europe	UK	America	States	centre	Total
Net interest income	9,230	4,364	15,984	5,569	(851)	34,296
Net fee income	4,167	1,003	5,494	971	(38)	11,597
Gains (losses) on financial transactions (*)	626	282	1,014	9	(227)	1,704
Other operating income (**)	394	67	30	410	(104)	797
Total income	14,417	5,716	22,522	6,959	(1,220)	48,394
Administrative expenses, depreciation and amortisation	(7,661)	(2,862)	(8,720)	(3,198)	(476)	(22,917)
Net operating income (***)	6,756	2,854	13,802	3,761	(1,696)	25,477
Net loan-loss provisions (****)	(1,109)	(205)	(4,972)	(2,780)	(45)	(9,111)
Other gains (losses) and provisions (*****)	(746)	(465)	(1,330)	(90)	(182)	(2,813)
Operating profit/(loss) before tax	4,901	2,184	7,500	891	(1,923)	13,553
Tax on profit	(1,316)	(661)	(2,386)	(256)	31	(4,588)
Profit from continuing operations	3,585	1,523	5,114	635	(1,892)	8,965
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	3,585	1,523	5,114	635	(1,892)	8,965
Non-controlling interests	383	25	817	227	(3)	1,449
Attributable profit to the parent	3,202	1,498	4,297	408	(1,889)	7,516

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2016
	Continental		Latin	United	Corporate
(Condesed) Underlying income statement	Europe	UK	America	States	centre	Total
Net interest income	8,161	4,405	13,345	5,917	(739)	31,089
Net fee income	3,497	1,031	4,581	1,102	(31)	10,180
Gains (losses) on financial transactions (*)	818	319	806	22	(242)	1,723
Other operating income (**)	330	61	32	492	(53)	862
Total income	12,806	5,816	18,764	7,533	(1,065)	43,854
Administrative expenses, depreciation and amortisation	(6,781)	(2,967)	(7,692)	(3,197)	(450)	(21,087)
Net operating income (***)	6,025	2,849	11,072	4,336	(1,515)	22,767
Net loan-loss provisions (****)	(1,342)	(58)	(4,911)	(3,208)	1	(9,518)
Other gains (losses) and provisions (*****)	(671)	(340)	(785)	(90)	(74)	(1,960)
Operating profit/(loss) before tax	4,012	2,451	5,376	1,038	(1,588)	11,289
Tax on profit	(1,083)	(735)	(1,362)	(357)	141	(3,396)
Profit from continuing operations	2,929	1,716	4,014	681	(1,447)	7,893
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,929	1,716	4,014	681	(1,447)	7,893
Non-controlling interests	330	36	628	286	(8)	1,272
Attributable profit to the parent	2,599	1,680	3,386	395	(1,439)	6,621

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

b)Business segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate and Investment Banking, Wealth Management and Real Estate Activity Spain; the sum of these segments is equal to that of the primary geographical reportable segments and total figures for the Group are obtained by adding the data for the corporate centre.

During the year 2018, certain changes took place in the organizational structure of the Group, which led to a change in the secondary level of segment reporting:

o

The Group acquired the remaining stake of SAM Investment Holdings Limited that was not owned by the Group, as explained in Note 3. Following this change in the consolidation perimeter, the Group has decided to integrate the acquired asset management business, the International Private Banking business and the corporate unit of Private Banking, which were previously reported within the Commercial Banking segment, into a new segment identified as Wealth Management. The Group has restated the corresponding information for earlier periods to reflect these changes in the structure of its internal organization and reporting.

o

Additionally, there has been an adjustment into the Global Customer Relationship Model’s perimeter between the Retail Banking segment and the Corporate and Investment Banking segment and other minor changes relating to the Real Estate Activity Spain

Finally the Group has decided to rename certain of its business segments. Accordingly, the Commercial Banking unit is now called Retail Banking; and the segment previously reported as Santander Global Corporate Banking is now called Santander Corporate & Investment Banking.

Considering the aforementioned information, the business segments are now conformed as follows:

Retail Banking (formerly Commercial Banking): This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee

Santander Corporate and Investment Banking (SCIB): This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

Wealth Management: Includes the asset management business (Santander Asset Management, S.A., S.G.I.I.C.), the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

The Real Estate Activity Spain includes the loans and foreclosed assets of customers who are mainly involved in real estate development and who have a specialised management model and the assets of the former real estate fund (Santander Banif inmobiliario).

Although the Real Estate Operations in Spain and the Wealth Management business segments do not meet the quantitative thresholds defined in IFRS8, such segments are considered reportable by the Group and separately disclosed because the Group management believes that information about these segments is useful to users of the financial statements.

There are no customers in any of the business segments that generate income exceeding 10% of Total income.

	Million of euros
	2018
		Corporate &		Real Estate
	Retail	Investment	Wealth	Activity in	Corporate
(Condensed) Underlying income statement	Banking	Banking	Management	Spain	centre	Total
Interest income/ (charges)	32,523	2,378	420	(33)	(947)	34,341
Net fee income	8,945	1,512	1,097	—	(69)	11,485
Gains (losses) on financial transactions (*)	720	1,004	62	—	11	1,797
Other operating income (**)	645	193	(37)	23	(23)	801
Total income	42,833	5,087	1,542	(10)	(1,028)	48,424
Administrative expenses, depreciation and amortisation	(19,256)	(2,105)	(729)	(194)	(495)	(22,779)
Net operating income (***)	23,577	2,982	813	(204)	(1,523)	25,645
Net loan-loss provisions (****)	(8,461)	(217)	(9)	(70)	(116)	(8,873)
Other gains (losses) and provisions (*****)	(1,707)	(108)	(7)	(73)	(100)	(1,995)
Operating profit/(loss) before tax	13,409	2,657	797	(347)	(1,739)	14,777
Tax on profit	(4,329)	(792)	(234)	104	21	(5,230)
Profit from continuing operations	9,080	1,865	563	(243)	(1,718)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	9,080	1,865	563	(243)	(1,718)	9,547
Non-controlling interests	1,287	160	35	(2)	3	1,483
Attributable profit to the parent	7,793	1,705	528	(241)	(1,721)	8,064

The condensed income statements are as follows:

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)        Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations

	Million of euros
	2017
		Corporate &		Real Estate
	Retail	Investment	Wealth	Activity in	Corporate
(Condensed) Underlying income statement	Banking	Banking	Management	Spain	centre	Total
Interest income/ (charges)	32,339	2,442	404	(38)	(851)	34,296
Net fee income	9,306	1,627	700	2	(38)	11,597
Gains (losses) on financial transactions (*)	681	1,212	38	—	(227)	1,704
Other operating income (**)	580	222	70	29	(104)	797
Total income	42,906	5,503	1,212	(7)	(1,220)	48,394
Administrative expenses, depreciation and amortisation	(19,677)	(2,028)	(528)	(208)	(476)	(22,917)
Net operating income (***)	23,229	3,475	684	(215)	(1,696)	25,477
Net loan-loss provisions (****)	(8,278)	(690)	(9)	(88)	(46)	(9,111)
Other gains (losses) and provisions (*****)	(2,395)	(72)	(8)	(157)	(181)	(2,813)
Operating profit/(loss) before tax	12,556	2,713	667	(460)	(1,923)	13,553
Tax on profit	(3,843)	(750)	(165)	139	31	(4,588)
Profit from continuing operations	8,713	1,963	502	(321)	(1,892)	8,965
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	8,713	1,963	502	(321)	(1,892)	8,965
Non-controlling interests	1,258	183	24	(13)	(3)	1,449
Attributable profit to the parent	7,455	1,780	478	(308)	(1,889)	7,516

(*)          Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)      Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

	Million of euros
	2016
		Corporate &		Real Estate
	Retail	Investment	Wealth	Activity in	Corporate
(Condensed) Underlying income statement	Banking	Banking	Management	Spain	centre	Total
Interest income/ (charges)	28,914	2,528	429	(43)	(739)	31,089
Net fee income	8,206	1,407	597	1	(31)	10,180
Gains (losses) on financial transactions (*)	668	1,256	32	9	(242)	1,723
Other operating income (**)	536	289	18	72	(53)	862
Total income	38,324	5,480	1,076	39	(1,065)	43,854
Administrative expenses, depreciation and amortisation	(18,036)	(1,917)	(473)	(211)	(450)	(21,087)
Net operating income (***)	20,288	3,563	603	(172)	(1,515)	22,767
Net loan-loss provisions (****)	(8,673)	(658)	(22)	(167)	2	(9,518)
Other gains (losses) and provisions (*****)	(1,682)	(76)	(5)	(122)	(75)	(1,960)
Operating profit/(loss) before tax	9,933	2,829	576	(461)	(1,588)	11,289
Tax on profit	(2,734)	(787)	(153)	137	141	(3,396)
Profit from continuing operations	7,199	2,042	423	(324)	(1,447)	7,893
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	7,199	2,042	423	(324)	(1,447)	7,893
Non-controlling interests	1,089	174	14	3	(8)	1,272
Attributable profit to the parent	6,110	1,868	409	(327)	(1,439)	6,621

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

(*****)  Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

c)Reconciliations of reportable segment results

The tables below reconcile the underlying basis results to the statutory results for each of the periods presented as required by IFRS8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.

The Group’s assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

	Million of euros
	2018
	Underlying		Statutory
Reconciliation of underlying results to statutory results	results	Adjustments	results
Interest income/ (charges)	34,341	—	34,341
Net fee income	11,485	—	11,485
Gains (losses) on financial transactions (*)	1,797	—	1,797
Other operating income (**)	801	—	801
Total income	48,424	—	48,424
Administrative expenses, depreciation and amortisation	(22,779)	—	(22,779)
Net operating income (***)	25,645	—	25,645
Net loan-loss provisions (****)	(8,873)	—	(8,873)
Other gains (losses) and provisions (*****)	(1,995)	(576)	(2,571)
Operating profit/(loss) before tax	14,777	(576)	14,201
Tax on profit	(5,230)	344	(4,886)
Consolidated profit	9,547	(232)	9,315
Non-controlling interests	1,483	22	1,505
Attributable profit to the parent	8,064	(254)	7,810

(*)          Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 113 million euros mainly corresponding to results from commitments and contingent risks, Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments:

-

Restructuring costs: The net impact of EUR -300 million on Profit attributable to the Parent, relates to restructuring costs in connection with the integration of Banco Popular Español, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in corporate centre and EUR 20 million in Portugal. The corresponding gross impacts are reflected on the “Other gains (losses) and provisions” line above.

-	Negative goodwill in Poland: The negative goodwill of EUR 45 million, relates to the acquisition of the banking and private banking business of Deutsche Bank Polska, S.A.

	Million of euros
	2017
	Underlying		Statutory
Reconciliation of underlying results to statutory results	results	Adjustments	results
Interest income/ (charges)	34,296	—	34,296
Net fee income	11,597	—	11,597
Gains (losses) on financial transactions (*)	1,704	(39)	1,665
Other operating income (**)	797	—	797
Total income	48,394	(39)	48,355
Administrative expenses, depreciation and amortisation	(22,917)	(76)	(22,993)
Net operating income (***)	25,477	(115)	25,362
Net loan-loss provisions (****)	(9,111)	(98)	(9,209)
Other gains (losses) and provisions (*****)	(2,813)	(1,249)	(4,062)
Operating profit/(loss) before tax	13,553	(1,462)	12,091
Tax on profit	(4,588)	704	(3,884)
Consolidated profit	8,965	(758)	8,207
Non-controlling interests	1,449	139	1,588
Attributable profit to the parent	7,516	(897)	6,619

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)    Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 50 million euros mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations

Explanation of adjustments

-

Allfunds Bank, S.A. sale: corresponds to the sale by the Bank and its partners of 100% of Allfunds Bank, S.A. capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, S.A., resulting in gains of EUR 425 million recognised in “Other gains (losses) and provisions” and of EUR 297 million net of tax.

-

Restructuring Costs and equity impairments: relates to the charge of EUR -425 million on “Other gains (losses) and provisions” (EUR -300 million net of tax) for the integration of Banco Popular Español, S.A.U. into the group and an additional charge of EUR -125 million on “Other gains (losses) and provisions” (EUR -85 million after tax effect) mainly related to commercial networks in Germany. During 2017, an additional impairment on equity investment and intangible assets held by the Group has been accounted for a value of EUR -130 million on “Other gains (losses) and provisions”, with no tax effect.

-

Goodwill Impairment: impairment of goodwill associated with Santander Consumer USA Holdings, Inc. This impairment had a gross impact of EUR -899 million on “Other gains (losses) and provisions” line (EUR -603 million in Profit attributable to the parent).

-

US Tax Reform and other impairments: the adjustment primarily corresponds to net impacts of the tax reform in the United States together with other expenses related to provisions for hurricanes and other provisions in the year 2017. The net impact of these adjustments in Profit attributable to the parent adds EUR -76 million.

	Million of euros
	2016
	Underlying		Statutory
Reconciliation of underlying results to statutory results	results	Adjustments	results
Interest income/ (charges)	31,089	—	31,089
Net fee income	10,180	—	10,180
Gains (losses) on financial transactions (*)	1,723	378	2,101
Other operating income (**)	862	—	862
Total income	43,854	378	44,232
Administrative expenses, depreciation and amortisation	(21,087)	(14)	(21,101)
Net operating income (***)	22,767	364	23,131
Net loan-loss provisions (****)	(9,518)	—	(9,518)
Other gains (losses) and provisions (*****)	(1,960)	(885)	(2,845)
Operating profit/(loss) before tax	11,289	(521)	10,768
Tax on profit	(3,396)	114	(3,282)
Consolidated profit	7,893	(407)	7,486
Non-controlling interests	1,272	10	1,282
Attributable profit to the parent	6,621	(417)	6,204

(*)         Gains (losses) on financial transactions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net, Gain or losses on financial assets and liabilities held for trading, net, Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss, net, Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net, Gain or losses from hedge accounting, net and Exchange differences, net.

(**)       Other operating income includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Dividend income; Income from companies accounted for using the equity method, Other operating income, Other operating expenses, Income from assets under insurance or reinsurance contracts and Expenses from liabilities under insurance or reinsurance contracts.

(***)     Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

(****)   Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortised cost. Additionally, includes a release of EUR 108 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

(*****) Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of 108 million euros mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments

-

PPI United Kingdom: during 2016, the group accounted for provisions to cover eventual claims related to payment protection insurance (PPI). These provisions had an impact of EUR 949-139 million on “Other gains (losses) and provisions” (EUR -137 million in Profit attributable to the parent).

-

Restructuring costs: reflects the impacts of the restructuring costs faced by the Group during the year 2016, mainly relating to the acceptance of pre-retirement and voluntary redundancy offers in Spain with an impact of EUR -662 million on “Other gains (losses) and provisions” (EUR -475 million in Profit attributable to the parent).

-

VISA Europe Equity Gains: on June 21, 2016 the Group disposed its Visa Europe, Ltd. stake, classified as available for sale, obtaining a gross gain of EUR 380 million recognised in “Other gains (losses) and provisions” (impact of EUR 227 million net of taxes).

53.   Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and joint ventures, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank's board of directors, the Bank's executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognise.

	Million of euros
	2018				2017				2016
		Members				Members				Members
	Associates	of the		Other	Associates	of the		Other	Associates	of the		Other
	and joint	board of	Executive	related	and joint	board of	Executive	related	and joint	board of	Executive	related
	ventures	directors	vicepresidents	parties	ventures	directors	vicepresidents	parties	ventures	directors	vicepresidents	parties
Assets:	7,202	—	30	256	6,048	—	21	300	5,884	—	22	307
Loans and advances: credit institutions	704	—	—	—	472	—	—	—	223	—	—	-
Loans and advances: customers	6,142	—	30	256	5,081	—	21	279	5,209	—	22	286
Debt instruments	295	—	—	—	473	—	—	21	452	—	—	21
Others	61	—	—	—	22	—	—	—	—	—	—	—

Liabilities:	1,650	19	12	363	748	19	14	63	824	27	10	124
Financial liabilities: credit institutions	8	—	—	—	309	—	—	—	155	—	—	—
Financial liabilities: customers	1,596	19	12	363	414	19	14	63	669	27	10	124
Marketable debt securities	8	—	—	—	4	—	—	—	—	—	—	—
Others	38	—	—	—	21	—	—	—	—	—	—	—

Income statement:	993	—	—	31	1,020	—	—	14	609	—	—	13
Interest income	73	—	—	14	57	—	—	8	67	—	—	10
Interest expense	(3)	—	—	(1)	(3)	—	—	—	(15)	—	—	(1)
Gains/losses on financial assets and liabilities and others	82	—	—	—	302	—	—	—	15	—	—	—
Commission income	853	—	—	18	735	—	—	6	561	—	—	4
Commission expense	(12)	—	—	—	(71)	—	—	—	(19)	—	—	—
Other:	4,707	9	3	782	3,881	7	3	597	4,146	1	3	846
Contingent liabilities and others	21	7	1	508	6	6	1	352	19	—	—	139
Contingent commitments	393	1	2	64	301	1	2	60	17	1	3	417
Derivative financial instruments	4,293	1	—	210	3,574	—	—	185	4,110	—	—	290

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 210 million at December 31, 2018 (December 31, 2017: EUR 239 million; December 31, 2016: EUR 269 million).

54.   Risk management

a)	Cornerstones of the risk function

The risk management and control model is based on the principles below:

•	Advanced risk management policy, with a forward-looking approach that allows the Group to maintain a medium-low risk profile, through a risk appetite defined by the board.
•	Risk culture that applies to all employees throughout the Group.
•	Clearly defined three lines of defence model that enable us to identify, manage, control, monitor and challenge all risks.
•	Autonomous subsidiaries model with robust governance based on a clear structure that separates the risk management and the risk control functions.
•	Information and data management processes that allow all risks to be identified, assessed, managed and reported at appropriate levels.
•	Risks are managed by the units that generate them.

These principles are aligned with the Group's strategy and business model, taking into account the requirements of regulators and supervisors, as well as the best market practices.

The Board is responsible for approving the general risk control and management policy, including tax risks.

1.Main risks of the group's financial instruments

The main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof, includes the following:

•

Credit risk: risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Santander Group has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: risk incurred as a result of changes in market factors that affect the value of positions in the trading book.
•	Trading risk
•	Structural risk.
•	Liquidity risk: risk of the Group does not have the liquid financial assets necessary to meet its obligations at maturity, or can only obtain them at a high cost.
•	Capital risk: risk of Santander Group not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

In addition, the Group considers the following risks:

•	Operational risk: is defined as the risk of loss due to the inadequacy or failure of internal processes, people and systems, or due to external events. This definition includes legal risk.
•	Compliance risk and conduct: is that which arises from practices, processes or behaviours that are not adequate or that do not comply with internal regulations, legality or supervisory requirements.
•

Reputational risk: is defined as the risk of a current or potential negative economic impact due to a reduction in the perception of the Group by employees, customers, shareholders/investors and society in general.

•	Model risk: is the risk of loss arising from inaccurate predictions that may lead the Group to make sub-optimal decisions, or from the inappropriate use of a model.
•

Strategic risk: the risk of loss or damage arising from strategic decisions or their poor implementation, which affect the long-term interests of our main stakeholders, or of an inability to adapt to the changing environment.

2.Risk governance

The Group has a strong governance framework, which pursues the effective control of the risk profile, within the risk appetite defined by the board.

This governance framework is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries.

2.1Lines of defence

At Banco Santander, we follow a three lines of defence control model:

•

The first line of defence is all business functions and business support functions that originate risks and have primary responsibility in the management of those risks. The role of these functions is to establish a management structure for the risks generated as part of their activity ensuring that these remain within approved risk limits.

•

The second line of defence is risk Control and Compliance and Conduct function. The role of these functions is to provide independent oversight and challenge to the risk management activities of the first line of defence.

•

The third line of defence: Internal Audit function. This function controls and regularly checks that the policies, and procedures are adequate and effectively implemented in the management and control of all risks.

The risk control, compliance and conduct, and internal audit functions are separated and have direct access to the board of directors and/or its committees.

2.2Risk committee structure

Ultimately, the board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the Group's risk culture and risk appetite framework.

Except for specific topics detailed in its bylaws, the board has the capacity to delegate its faculties to other committees. This is the case of the risk supervision, regulation and compliance committee and the Group’s Executive committee, which has specific risk related responsibilities.

The Group Chief Risk Officer (Group CRO) leads the risk function within the Group, advises and challenges the executive line and reports independently to the risk supervision, regulation and compliance committee and to the board.

Other bodies that form the highest level of risk governance, with authorities delegated by the board of directors, are the executive risk committee and the risk control committee, detailed below:

Risk control committee (CCR):

To control and ensure that risks are managed in accordance with the risk appetite approved by the board, providing a comprehensive overview of all risks. This includes identifying and monitoring both current and potential risks, and evaluating their potential impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (Group CRO).

Additionally, each risk factor has its own fora, committees and meetings to manage the risks under their control. Among others, they have the following responsibilities:

-Advice the CRO and the risk control committee that risks are managed in line with the Group’s risk appetite.

-Carrying out complete and regular monitoring of each risk factor.

-Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.

Executive risk committee (ERC):

This committee is responsible for managing all risks, within the powers delegated by the board. The committee makes decisions on risks assumed at the highest level, ensuring that they are within the established risk appetite limits for the Group.

This committee is chaired by the Chief executive officer and it is composed with nominated executive directors and other Group´s senior management. The Risk, Finance and Compliance and Conduct functions, among others, are represented. The Group CRO has a veto right on the committee’s decisions.

2.3The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the Group

In all the subsidiaries, the management and control model follows the frameworks established by the Group’s board of directors. The local units adhere to them by their respective boards. The Group reviews and validates any local adaptations as needed. Corporate centre participates in the relevant decision-making through their validation.

Subsidiary committee structures

The "Group-subsidiary governance model and good governance practices for subsidiaries" recommends that each subsidiary should have Risk committees and other executive committees, consistent with those already in place in the Group.

The subsidiary governance bodies are structured taking into consideration local requirements, both regulatory and legal, as well as their specific dimension and complexity, in a manner that is consistent with those of the parent company, as established in the internal governance framework.

3.Management processes and tools

3.1Risk appetite and structure of limits

The Group defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy in the event of unexpected circumstances. Severe scenarios that could have a negative impact on the levels of capital, liquidity, profitability and/or the share price are taken into account.

The risk appetite is set by the board for the whole Group. Every main business unit sets its own risk appetite according to the adaptation of the Group methodology and its own circumstances. The boards of the subsidiaries are responsible for approving their respective risk appetite proposals once they have been reviewed and validated by the Group.

The Group shares a common risk appetite model. It sets out the requirements for processes, metrics, governance bodies, controls and standards for implementation across the Group, cascading down management policies and limits to lower levels.

Corporate risk appetite principles

The following principles govern the Santander Group’s risk appetite in all its units:

•	Responsibility of the board and of senior management.
•

Holistic risk view (Enterprise Wide Risk), risk profile backtesting and challenge. The risk appetite must consider all significant risks and facilitate an aggregate view of the risk profile through the use of quantitative metrics and qualitative indicators.

•	Forward-looking view. The risk appetite must consider the desirable risk profile for the short and medium term, taking into account both the most plausible circumstances and adverse/stress scenarios.
•

Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, and is embedded in the daily management through the transfer of the aggregated limits to those set at portfolio level, unit or business line, as well as through the key risk appetite processes.

•	Coherence across the various units and a common risk language throughout the Group. The risk appetite of each unit of the Group must be coherent with that across the Group.
•

Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits, monitoring and control structure

The risk appetite is formulated annually and includes a series of metrics and limits to establish in quantitative and qualitative terms the maximum risk exposure that every unit and the Group as a whole is willing to assume.

Compliance with risk appetite limits is regularly monitored. Specialised control functions report the risk profile adequacy to the board and its committees, on quarterly basis.

Limit breaches and non-compliance with the risk appetite are reported to the relevant governance bodies. An analysis of the causes, an estimation of the duration of the breach and corrective actions proposals are also submitted.

Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool.

Pillars of the risk appetite

The risk appetite is expressed via limits on quantitative metrics and qualitative indicators that measure the exposure or risk profile by type of risk, portfolio and, segment and business line, under both current and stressed conditions. These metrics and risk appetite limits are articulated in five axes that define the positioning that Santander wants to adopt or maintain in the deployment of its business model, described as follows:

•	The volatility in the income statement that the Group is willing to accept.
•	The solvency position that the Group wants to maintain.
•	The minimum liquidity position that the Group wants to have.
•	The maximum levels of concentration that the Group considers reasonable to admit.
•	Non-financial transversal risks.

3.2. Risk identification and assessment (RIA)

The Group carries out the identification and assessment of the different risks that is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market, and reinforce our risk culture.

In 2018, the approach centred on three main areas: standards control environment review, perimeter completeness by integrating new units, together with the risk performance indicators review and their alignment with the risk appetite.

In addition the RIA exercise analyses the evolution of risks and identifies areas of improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.
•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.
•

Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and monitoring these plans.

Based on the periodic RIA exercise, the Group’s risk profile as of December 2018 remains as solid medium-low.

3.3. Scenario analysis

We analyse the impact triggered by different scenarios in the environment, in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may impact our risk profile.

Scenario analysis is a robust and useful tool for management at all levels. It enables the Group to assess its resilience in stressed environments or scenarios, and identifies measures to reduce exposure under these scenarios. The objective is to reinforce the stability of income, capital and liquidity.

The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•

Development and integration of models that estimate the future performance of metrics (for example, credit losses), based on both historic information (internal to the Group and external from the market), and simulation models.

•	Inclusion of expert judgement and portfolio manager’s know-how.
•	Challenge and backtesting of model results to ensure they are adequate.
•	Robust governance of the whole process, covering models, scenarios, assumptions and rationale for the results, and their impact on management.

Scenario analysis forms an integral part of several key processes of the Group:

•	Regulatory uses: stress test scenarios using the guidelines set by the European regulator or by each local supervisor.
•

Internal capital adequacy assessment (ICAAP) or liquidity assessment (ILAAP) in which, while the regulators can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and adequately managing the Group’s capital and liquidity.

•

Risk appetite. Contains stressed metrics on which maximum levels of losses (minimum liquidity levels) are established that the Group does not want to exceed. These exercises are related to those for capital and liquidity, although they have different frequencies and present different granularity levels.

•	Recurrent risk management in different processes/exercises:
o

Budgetary and strategic planning process, in the development of business policies for risk approval, in the global risk analysis made by senior management and in specific analysis regarding the profile of activities or portfolios.

o

Identification of Top risks on the basis of, a systematic process to identify and assess all the risks which the Group is exposed to. The Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their impact on the Group.

o

Recovery plan annually to establish the available tools the Group will have, to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity, that include idiosyncratic and/or systemic events.

o	IFRS9 from January 1, 2018, the processes, models and scenario analysis methodology are included in the new regulatory provision requirements.

3.4.Risk Reporting Framework (RRF)

Our reporting model has strengthened by consolidating the overall view of all risks, based on complete, precise and recurring information that allows the Group’s senior management to assess the risk profile and decide accordingly.

The risk reporting taxonomy, contains three types of reports received by senior management on a monthly basis: the Group risk report, the risk reports of each unit, and the reports of each of the risk factors identified in the Group’s risk map.

b)  Credit risk

1.    Introduction to the credit risk treatment

Credit risk is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which the Group has either directly provided credit or for which it has assumed a contractual obligation.

There are different limit models depending on the segment:

•

Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

•

Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•

For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

2.    Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

(Management information data)

	Credit risk with customers (*)
	(million of euros)			Non-performing loans			NPL ratio (%)
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Continental Europe	429,454	424,248	331,706	22,537	24,674	19,638	5.25	5.82	5.92
Spain	239,479	251,433	172,974	14,833	15,880	9,361	6.19	6.32	5.41
Santander Consumer Finance	97,922	92,589	88,061	2,244	2,319	2,357	2.29	2.50	2.68
Portugal	38,340	39,394	30,540	2,279	2,959	2,691	5.94	7.51	8.81
Poland	30,783	24,391	21,902	1,317	1,114	1,187	4.28	4.57	5.42
UK	262,196	247,625	255,049	2,755	3,295	3,585	1.05	1.33	1.41
Latin América	171,898	167,516	173,150	7,461	7,464	8,333	4.34	4.46	4.81
Brazil	84,212	83,076	89,572	4,418	4,391	5,286	5.25	5.29	5.90
Mexico	33,764	28,939	29,682	822	779	819	2.43	2.69	2.76
Chile	41,268	40,406	40,864	1,925	2,004	2,064	4.66	4.96	5.05
Argentina	5,631	8,085	7,318	179	202	109	3.17	2.50	1.49
US	92,152	77,190	91,709	2,688	2,156	2,088	2.92	2.79	2.28
Santander Bank, National Association	51,049	44,237	54,040	450	536	717	0.88	1.21	1.33
Santander Consumer USA	26,424	24,079	28,590	2,043	1,410	1,097	7.73	5.86	3.84
Group Total	958,153	920,968	855,510	35,692	37,596	33,643	3.73	4.08	3.93

(*)    Includes gross lending to customers, guarantees and documentary credits.

Risk is diversified among the main regions where the Group operates: Continental Europe (45%), United Kingdom (27%), Latin America (18%) and the United States (10%), with an adequate balance between mature and emerging markets.

The evolution up to December 2018, credit risk with customers increased by 4% vs. 2017, considering the same perimeter, mainly due to the United States, United Kingdom, and Mexico. Growth in local currency was generalised across all units with the exception of Spain and Portugal.

These levels of lending, together with lower non-performing loans (NPLs) of EUR 35,692 million (-5.1% vs. 2017) reduced the Group’s NPL ratio to 3.73% (-35 bp against 2017).

In order to cover potential losses arising from these NPLs, in accordance with the new provision calculation in accordance with IFRS9, the Group recorded allowances for loan loss of EUR 8,873 million (-2.6% vs. December 2017), after deducting post write-off recoveries. This decrease is materialised in a reduction of the cost of credit to 1.00% (7 bp less than the previous year).

Information on the estimation of impairment losses

The Group estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS9.

Then, considering the most relevant units of the group (United Kingdom, Spain, United States, Brazil, as well as Chile, Mexico, Portugal, Poland, Argentina and the Group Santander Consumer Finance) representing about 95% of the total of the Group's provisions, the detail of the exhibition and the impairment losses associated with each of the stages as of December 31, 2018 is shown. In addition, depending on the current credit quality of the transactions, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality (*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	685,507	7,176	—	692,683
Speculation grade	222,495	47,439	—	269,935
Default	—	—	30,795	30,795
Total Risk (**)	908,002	54,616	30,795	993,412
Impairment losses	3,823	4,644	12,504	20,970

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**)  Amortised cost assets + Loans and advances + loan commitments granted.

The other units up to the total Group amounts contributed EUR 151,906, 700 and 1,743 million of exposure, and impairment losses of EUR 152, 163 and 1,145 million, in stage 1, stage 2 and stage 3, respectively.

The rest of the balance, considering the financial instruments not included before, amounts to EUR 242,867 million, mostly classified in stage 1.

In addition, at December 31, 2018, the Group had EUR 757 million (January 1, 2018: EUR 803 million) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.

The Group monitors the evolution of credit risk provisions, in collaboration with the main geographies, by carrying out sensitivity analyses considering variations in the scenarios macroeconomic variables and their main variables (such as interest rate, house price growth, unemployment rate or GDP growth) that have an impact on the distribution of financial assets in the different stages and the calculation of credit risk provisions.

Additionally, based on similar macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a current basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible deviation from base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favourable scenarios.

The classification of transactions into the different stages of IFRS9 is carried out in accordance with the provisions of the risk management policies of the different Group´s units, which are consistent with the risk management policies prepared by Santander Group. In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of transactions, considering a series of common principles throughout the Group that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgment of analysts, which is implemented in accordance with approved governance.

3.Detail of the main geographical areas

Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.

In addition, for the Santander Corporate & Investment Banking perimeter, transactions and balances are included in each geography.

3.1. United Kingdom

Credit risk with customers in the UK amounted to EUR 262,196 million as of December 2018, which means an increase of 6% compared to year end 2017 (and 7% in local currency), and representing 27% of the Group's total loan portfolio.

Mortgage portfolio

This portfolio at the end of December amounted to EUR 176,581 million . It consists of residential mortgages granted to new and existing customers, and all are first mortgages. There are no transactions that entail second or successive liens on mortgaged properties.

All properties are valued independently before each new transaction is approved, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have already been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.

Information on the estimation of impairment losses

Following is the detail of the Santander UK exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	225,929	1,900	—	227,829
Speculation grade	34,655	11,514	—	46,169
Default	—	—	2,795	2,795
Total Exposure (**)	260,584	13,415	2,795	276,793
Impairment losses	224	335	335	894

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**) Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	Pessimistic	Pessimistic	Base	Optimistic	Optimistic
Magnitudes	scenario 2	scenario 1	scenario	scenario 1	scenario 2
Interest rate	2.30%	2.50%	1.50%	1.30%	1.00%
Unemployment rate	8.60%	6.90%	4.30%	3.80%	2.80%
Housing price change	(9.50)%	(2.00)%	2.00%	2.30%	3.40%
GDP growth	0.30%	0.70%	1.60%	2.10%	2.50%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting with the Base Scenario, while it associates the lowest weightings with the most extreme or acid scenarios. In addition, at December 31, 2018, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

Pessimistic scenario 2	10%
Pessimistic scenario 1	30%
Base scenario	40%
Optimistic scenario 1	15%
Optimistic scenario 2	5%

In relation to the determination of classification in Stage 2, the quantitative criteria applied by Santander UK is based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold. The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction doubles with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions.

In addition, for each portfolio, a series of specific qualitative criteria is defined to indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander UK, among other criteria, considers that an operation presents a significant increase in risk when it presents irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.2. Spain

Portfolio overview

Total credit risk (including guarantees and documentary credits) at Santander Spain (excluding the real estate unit, which is discussed subsequently in more detail) amounted to EUR 239,479 million (25% of the Group’s total), with an adequate level of diversification by both product and customer segment.

The NPL ratio for the total portfolio was 6.19%, 13 bp less than in 2017. The decrease in lending (which increased the NPL ratio by 13 bp) was offset by the improved NPL figure (which reduced the ratio by 22 bp). This improvement was mainly due to an improved performance of the credit portfolio, the cure of several restructured loans and the sale of loan portfolios.

The coverage rate stood at 45%.

Information on the estimation of impairment losses

Following is the detail of the Santander Spain exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses per stage
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	171,266	289	—	171,555
Speculation grade	25,108	12,603	—	37,711
Default	—	—	14,941	14,941
Total Exposure (**)	196,374	12,892	14,941	224,207
Impairment losses	366	768	5,565	6,699

(*)   Detail of credit quality calculated for the purposes of Grupo Santander’s management

(**) Amortised cost assets + Loans and advances + loan commitments granted.

The remaining legal entities to reach the entire portfolio in Spain contribute another EUR 125,544, EUR 66 and EUR 1,657 million of exposure, and impairment losses in the amount of EUR 132, EUR 48 and EUR 957 million, in stage 1, stage 2 and stage 3, respectively.

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three prospective macroeconomic scenarios, which are updated periodically, during a time horizon of 5 years. The projected evolution for the next five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Interest rate	0.30%	0.70%	1.20%
Unemployment rate	15.30%	12.30%	10.80%
Housing price change	0.50%	2.20%	3.80%
GDP growth	1.10%	1.80%	2.60%

Each one of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

Pessimistic scenario	30%
Base scenario	40%
Optimistic scenario	30%

In relation to the determination of the classification in stage 2, the quantitative criteria applied by Santander Spain are based on identifying whether any increase in PD for the entire expected life of the operation is greater than an absolute threshold. The threshold established for each portfolio is different depending on the characteristics of the transactions, and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by up to a quarter with respect to the PD it had at the time of initial recognition.

In addition, for each portfolio, a series of specific qualitative criteria are defined that indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when it presents positions past due for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Portfolio of home purchase loans to families

Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 63,290 million, representing 25% of total credit risk. 99.14% of which have a mortgage guarantee.

	12/31/2018
	Gross	Of which:
In million of euros	amount	non - performing
Home purchase loans to families	63,290	2,493
Without mortgage guarantee	545	54
With mortgage guarantee	62,745	2,439

The portfolio of mortgages granted to acquire homes in Spain have characteristics that maintain its medium-low risk profile which limits the expectations of a potential additional deterioration:

•	Principal is repaid on all mortgages from the start.
•	Early repayment is common so the average life of the transaction is well below that of the contract.
•	High quality of collateral concentrated almost exclusively in financing the first home.
•	Average affordability rate stood at 28%.
•	83% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value).

	12/31/18
	Loan to value ratio
		More than	More than	More than
		40% and	60% and	80% and
	Less than or	less than	less than	less than or	More than
In million of euros	equal to 40%	60%	80%	equal to 100%	100%	Total
Gross amount	15,393	18,448	18,484	6,408	4,012	62,745
Of which: watchlist /non-performing	239	366	584	479	771	2,439

Credit policies limit the maximum loan to value to 80% for first residence mortgages and 79.77% in the case of second home mortgages.

Companies portfolio

Credit risk assumed directly with SMEs and Corporates (EUR 147,634 million) is the main lending segment in Spain, including Santander Consumer Finance business (60% of the total).

Most of the portfolio (90%) corresponds to customers who have been assigned an analyst to monitor them continuously throughout the risk cycle.

The portfolio is broadly diversified without significant concentrations by activity sector.

Real estate activity

The Group manages the real estate activity in Spain in a separate unit, which includes the loans from clients with activity mainly in real estate development, and who have a specialised management model, holdings in real estate companies and foreclosed assets.

In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Million of euros
	12/31/18	12/31/17	12/31/16
Balance at beginning of year	6,472	5,515	7,388
Foreclosed assets	(100)	(27)	(28)
Banco Popular (perimeter)	—	2,934	—
Reductions (*)	(1,267)	(1,620)	(1,415)
Written-off assets	(293)	(330)	(430)
Balance at end of year	4,812	6,472	5,515

(*)    Includes portfolio sales, cash recoveries and third-party subrogations and new production.

The NPL ratio of this portfolio ended the year at 27.58% (compared with 29.96% at December 2017) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.27%.

	12/31/18
		Excess over
		collateral	Specific
Million of euros	Gross amount	value	allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	4,812	834	532
Of which: watchlist/ non-performing	1,327	393	468
Memorandum items: Written-off assets	3,675	—	—

12/31/18
Memorandum items: data from the public consolidated balance sheet	Carrying
Million of euros	amount
Total loans and advances to customers excluding the Public sector (business in Spain)	223,921
Total consolidated assets (Total business) (Book value)	1,459,271
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,244

At year-end, the concentration of this portfolio was as follows:

Loans: gross
amount
Million of euros	12/31/18
1. Without mortgage guarantee	379
2. With mortgage guarantee	4,433
2.1 Completed buildings	2,691
2.1.1 Residential	1,328
2.1.2 Other	1,363
2.2 Buildings and other constructions under construction	1,071
2.2.1 Residential	609
2.2.2 Other	462
2.3 Land	671
2.3.1 Developed consolidated land	480
2.3.2 Other land	191
Total	4,812

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been disclosed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

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

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analysed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

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

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorised on a centralised basis.

Foreclosed properties

At December 31, 2018, the net balance of these assets amounted to EUR 5,226 million (gross amount: EUR 10,333 million; recognised allowance: EUR 5,107 million, of which EUR 3,142 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2018:

	12/31/18
			Of which:
			impairment
	Gross		losses on assets
	carrying	Valuation	since time of	Carrying
Million of euros	amount	adjustments	foreclosure	amount
Property assets arising from financing provided to construction and property development companies	7,909	4,133	2,733	3,776
Of which:
Completed buildings	3,194	1,202	706	1,992
Residential	1,247	451	211	796
Other	1,947	751	495	1,196
Buildings under construction	299	131	81	168
Residential	287	128	81	159
Other	12	3	—	9
Land	4,416	2,800	1,946	1,616
Developed land	1,616	997	597	619
Other land	2,800	1,803	1,349	997
Property assets from home purchase mortgage loans to households	2,016	851	357	1,165
Other foreclosed property assets	408	123	52	285
Total property assets	10,333	5,107	3,142	5,226

In addition, the Group holds an ownership interest in Project Quasar investments 2017, S.L. (See Note 3.b) for  EUR 1,701 million.

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognises foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell).Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognised.

The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The management of real estate assets on the balance sheet is carried out through companies specializing in the sale of real estate that is complemented by the structure of the commercial network. The sale is realised with levels of price reduction in line with the market situation.

The changes in foreclosed properties were as follows:

	Thousand of
	Million of euros (*)
	2018	2017	2016
Gross additions	0.8	1.4	1.3
Disposals	(1.8)	(1.9)	(1.3)
Difference	(1.0)	(0.5)	—

(*)   Without considering the Blackstone transaction (See Note 3).

3.3. United States

Credit risk at Santander Consumer Holding USA, Inc, increased to EUR 92,1523 million at the end of December (representing 10% of the Group’s total), is made up of the following business units:

Santander Bank, National Association: business is focused on retail and commercial banking (83%), of which 35% is with individuals and approximately 65% with corporates. One of the main strategic goals is to continue to enhance the wholesale banking business (17%)

The NPL ratio continues to decline, standing at 0.88% (-33 bp in the year) in December. This reduction is explained by a proactive management of certain exposures and the favourable macro development showed in the improvement of customer’s credit risk profile in corporates and individuals portfolios. The cost of credit remains at stable levels of 0.24% despite the increase in some segment’s coverage ratios.

3 Includes EUR 9.5 million of SH USA investment.

Information on the estimation of impairment losses

Following is the detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment loss by stage
(Million of euros)
Credit quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	5,149	—	—	5,149
Speculation grade	60,391	3,784	—	64,175
Default	—	—	448	448
Total Exposure (**)	65,540	3,784	448	69,772
Impairment losses	233	204	105	542

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**) Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers three prospective macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2019-2023
	Favorable	Base	Unfavorable
Magnitudes	scenario	scenario	scenario
Interest rate	1.30%	2.80%	3.60%
Unemployment rate	6.90%	4.20%	3.80%
House price change	2.20%	3.90%	3.90%
GDP growth	1.50%	2.10%	2.80%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

Unfavourable scenario	20%
Base scenario	60%
Favourable scenario	20%

In relation to the determination of Stage 2 classification, the quantitative criteria applied at Santander Bank, National Association are based on identifying whether any increase in PD for the expected life of the transaction is greater than a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products composing it, and a transaction is considered to exceed these thresholds when the PD for the entire life of the transaction increases by up to double with respect to that which it had at the time of initial recognition. In addition, Santander Bank, National Association also assesses the risk of its operations by comparing the FICO (Fair Isaac Corporation) rating of each of them at the present time with respect to the one they had at the time of their recognition, establishing a different absolute threshold for each portfolio according to their characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio

Santander Consumer USA Holdings Inc. (SC USA): The risk indicators for SC USA are higher than those of the other United States units, due to the nature of its business, which focuses on auto financing through loans and leasing (97%), seeking the optimisation of the returns associated to the risk assumed. SC USA´s lending also includes a smaller personal lending portfolio (3%).

The NPL rate, however, increased to 7.73%, mainly due to the maturity of those loans forborne in 2017 (hurricanes). The cost of credit, at the end of December stood at 10.01% (+17 bp in the year), due to the average investment lower growth as a result of the vintages amortisation from high production exercises (2015), partially mitigated by the increase in recoveries efficiency and the positive evolution of the used car price. The coverage ratio remains at high levels, 155%.

Information on the estimation of impairment losses

Following is a detail of the Santander Consumer USA Holdings Inc. exposure and impairment losses associated with each of the stages at December 31, 2018. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses by stage
(Million of euros)
Credit Quality (*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	224	—	—	224
Speculation grade	20,313	6,600	—	26,913
Default	—	—	2,218	2,218
Total Exposure (**)	20,537	6,600	2,218	29,355
Impairment losses	824	1,720	667	3,211

(*)    Detail of credit quality ratings calculated for Group management purposes

(**)  Amortised cost assets + Loans and advances + loan commitments granted.

In relation to the methodology used to calculate impairment losses, Santander Consumer USA uses a method for calculating expected losses based on the use of risk parameters: EAD (Exposure at Default), PD (Probability of Default) and LGD (Loss Given Default). The expected loss of an operation is the result of adding the estimated monthly expected losses of the same during its entire life, unless the operation is classified in Stage 1 (on those used for the Santander Corporate Investment Banking portfolios see section 3.5) which will correspond to the sum of the estimated monthly expected losses during the following 12 months.

In general, there is an inverse relationship between credit quality of transactions and projections of impairment losses so that transactions with better credit quality require a lower expected loss. Credit quality of transactions, reflected in the internal rating associated with each transaction or the client, shown in the likelihood of default of the transactions.

For the estimation of expected losses, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers three prospective macroeconomic scenarios, periodically updated over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Interest rate	1.30%	2.80%	3.60%
Unemployment rate	6.90%	4.20%	3.80%
Housing price growth	2.20%	3.90%	3.90%
GDP Growth	1.50%	2.10%	2.80%

Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

Pessimistic scenario	20%
Base scenario	60%
Optimistic scenario	20%

In relation to the classification measurement in Stage 2, the quantitative criteria applied by Santander Consumer USA Inc. are based on identifying whether any increase in PD for the expected life of the transaction exceeds a series of absolute thresholds. Each portfolio has a set of thresholds in accordance with the characteristics and credit risk profile of the products in the portfolio, considering that one transaction exceeds these thresholds when the PD for the entire life of the transaction doubles it in comparison to the one that had at the beginning. In addition, Santander Consumer USA Inc. also assesses the risk of its transactions by comparing the FICO (Fair Isaac Corporation) rating of each of them at the current period, in comparison to what they had at the beginning, establishing different absolute thresholds for each portfolio depending on its characteristics.

Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Consumer USA Holdings Inc. among other criteria, considers that a transaction presents a significant increase in risk when it has irregular positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.

3.4. Brazil

Credit risk in Brazil amounts to EUR 82,212 million, representing an increase of 1.4% vs. 2017 due to the depreciation of the Brazilian currency, excluding the exchange rate effect, recorded growth is 13%. Santander Brazil therefore accounts for 9% of the Group’s credit lending.

Santander Brazil is adequately diversified and has an increasingly marked retail profile, with more than 60% of loans extended to individuals, consumer financing and SMEs.

Information on the estimation of impairment losses

The Santander Brazil exposure’s detail and impairment losses associated with each of the stages at December 31, 2018 is presented. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses
(Million of euros)
Credit Quality(*)	Stage 1	Stage 2	Stage 3	Total
Investment grade	51,150	472	—	51,622
Speculation grade	56,884	5,334	—	62,218
Default	—	—	4,223	4,223
Total Exposure (**)	108,034	5,806	4,223	118,063
Impairment losses	997	768	2,889	4,654

(*)    Detail of credit quality ratings calculated for Group management purposes.

(**)  Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Particularly, Santander Brazil considers three prospective macroeconomic scenarios, periodically updated, over a time horizon of 5 years. The evolution projected for the next five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Interest rate	11.00%	7.70%	6.00%
Unemployment rate	16.30%	9.90%	8.60%
Housing price c	(1.40)%	4.30%	5.90%
GDP Growth	(1.20)%	2.40%	3.50%

Each macroeconomic scenario is associated with a determined likehood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

Pessimistic scenario	10%
Base scenario	80%
Optimistic scenario	10%

With respect to the determination of the classification in Stage 2, the quantitative criteria that are applied are based on identifying whether any increase in the PD for all the expected life of the operation is higher than an absolute threshold. Santander Brazil, for the purposes of a better integration in its portfolio management, has adapted the rating of the operations to PD thresholds, setting out different thresholds for each portfolio according to the characteristics of the operations.

In addition, for every portfolio, a set of specific qualitative criteria are defined to indicate that the exposure to credit risk has significantly risen, regardless of the evolution of its PD since the initial recognition. Santander Brazil, among other criteria, considers that an operations involves a significant increase in risk when it presents irregular positions for more than 30 days, but in Real State, Consigned and Financial portfolios, where, due to their particular attributes, they use a 60 days threshold. Such criteria depend upon each portfolio’s risk management practices.

3.5. Santander Corporate & Investment Banking

The detail of exposure and impairment losses presented for the main geographies includes the portfolios of Santander Corporate & Investment Banking. In this sense, due to the type of customers managed in these portfolios, large multinational companies, the Group uses its own credit risk models. These models are common to different geographies using their own macroeconomic scenarios.

The average projected evolution for the next years of the GDP projected for the next few years is presented, which has been used for the estimation of the expected losses, together with the weighting of each scenario:

	2019-2023
	Pessimistic	Base	Optimistic
Magnitudes	scenario	scenario	scenario
Global GDP Growth	2.7%	3.6%	4.2%

Each macroeconomic scenarios is associated with a determined likehood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

Pessimistic scenario	20%
Base scenario	60%
Optimistic scenario	20%

4.    Other credit risk aspects

4.1. Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products which serve the Group’s customer’s needs.

According to regulation (EU) 575/2013, counterparty credit risk is the risk that a client in a transaction could default before the definitive settlement of the cash flows of the transaction. It includes the following types of transactions: derivative instruments, transactions with repurchase commitment, stock and commodities lending, operations with deferred settlement and financing of guarantees.

There are two methodologies for measuring this exposure: (i) mark-to-market (MtM) methodology (replacement value of derivatives) plus potential future exposure (add-on) and (ii) the calculation of exposure using Monte Carlo simulation for some countries and products. The capital at risk or unexpected loss is also calculated, i.e. the loss which, once the expected loss has been subtracted, constitutes the economic capital, net of guarantees and recoveries.

After markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adjusting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.

4.2. Concentration risk

Concentration risk control is a vital part of management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographical areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration. In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the adequate management of the degree of concentration in Santander's credit risk portfolios.

The Group is subject to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a large exposure when its value is equal or greater  than 10% of eligible capital. In addition, in order to limit large exposures, no entity can assume exposures exceeding 25% of its eligible capital with a single customer or group of linked customers, after taking into account the credit risk reduction effect contained in the regulation.

Having applied the risk mitigation techniques, no groups triggered these thresholds at the end of December.

Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group's risk at December 31, 2018 is as follows:

	12/31/18
			Other EU		Rest of the
Million of euros	Total	Spain	countries	America	world
Central banks and Credit institutions	244,523	60,562	94,532	75,460	13,969
Public sector	177,207	64,528	38,112	67,943	6,624
Of which:
Central government	157,656	53,060	34,497	63,490	6,609
Other central government	19,551	11,468	3,615	4,453	15
Other financial institutions (financial business activity)	102,985	16,378	54,473	25,751	6,383
Non-financial companies and individual entrepeneurs (non-financial business activity) (broken down by purpose)	383,708	126,503	117,261	126,098	13,846
Of which:
Construction and property development	27,699	5,578	4,674	17,311	136
Civil engineering construction	5,606	3,352	1,642	595	17
Large companies	220,192	56,547	72,406	78,850	12,389
SMEs and individual entrepreneurs	130,211	61,026	38,539	29,342	1,304
Households – other (broken down by purpose)	491,836	89,407	276,667	116,686	9,076
Of which:
Residential	314,048	62,232	210,218	40,696	902
Consumer loans	156,806	18,065	64,258	68,872	5,611
Other purposes	20,982	9,110	2,191	7,118	2,563
Total (*)	1,400,259	357,378	581,045	411,938	49,898

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

4.3. Sovereign risk and exposure to other public sector entities

As a general criteria in the Group, sovereign risk is that related to transactions with a central bank (including the regulatory cash reserve requirement), Treasury issuances risk (public debt portfolio) and that related to transactions with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

These criteria, historically used by the Group, differ in some respects from that applied by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general (including regional and local bodies), not only the central state sector.

According to the management Group criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not very significant (EUR 8,901 million, 3.5% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border risk is even less significant (EUR 3,906 million, 1.5% of total sovereign risk).

Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short-term maturities with lower interest rate risk and higher liquidity.

The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2018:

	Million of euros
	12/31/18
	Portfolio
				Non-trading
		Financial assets		financial assets
	Financial assets	at fair value	Financial	mandatorily
	designated at fair	through other	assets at	at fair value	Total
	value through profit	comprehensive	amortised	through	net direct
Country	or loss	income	cost	profit or loss	exposure
Spain	1,143	27,078	21,419	—	49,640
Portugal	(43)	4,794	4,002	—	8,753
Italy	(204)	—	465	—	261
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	503	953	1,322	—	2,778
United Kingdom	1,013	1,190	8,666	—	10,869
Poland	2,015	9,203	11	—	11,229
Rest of Europe	—	84	245	—	329
United States	426	6,138	2,113	5	8,682
Brazil	1,839	20,540	3,782	893	27,054
Mexico	3,320	4,279	2,816	—	10,415
Chile	160	1,596	20	—	1,776
Other American countries	103	340	450	—	893
Rest of the world	—	5,688	534	—	6,222
Total	10,275	81,883	45,845	898	138,901

5.    Credit risk management

The credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group's operations. It considers a holistic view of the credit risk cycle including transaction, customer and portfolio view. Both business and risk areas, together with the senior management participate in the management process.

The identification of credit risk is a key component for the active management and effective control of portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted.

5.1. Planning

Identification

Planning allows to set business targets and define specific action plans, within the risk appetite established by the Group. These targets are met by assigning the necessary means (models, resources, systems).

Strategic commercial plans

Strategic commercial plans (SCPs) are a basic management and control tool for the Group’s credit portfolios. The SCPs are prepared jointly by the commercial and risks areas, and define the commercial strategies, risk policies and measures/infrastructures required to meet the annual budget targets. These three factors are considered as a whole, ensuring a holistic view of the portfolio to be planned and allowing a map of all the Group’s credit portfolios to be drawn.

SCP management integration provides at all times an updated view on the credit portfolios quality, allows to measure credit risk, perform internal controls and periodic monitoring of planned strategies, anticipate deviations and identify significant changes in risk and its potential impact, as well as the application of corrective actions.

The SCPs approval corresponds to the risk executive committee or equivalent body of each entity previous to its validation at Group level in the corporate risk executive committee. The periodic monitoring of SCPs is carried out by the same bodies that approve and validate them.

The process pursues the SCPs alignment with the capital objectives of the Group's units.

Scenario analysis

Credit risk scenario analysis enables senior management to better understand the portfolio evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of capital provisions for stress scenarios.

Scenario analysis is applied to all of the Group's significant portfolios, usually over a 3-year horizon. The process involves the following main stages:

•

Definition of benchmark scenarios, either central or most plausible scenarios (baseline), as well as less likely and more adverse economic scenarios (stress scenarios). A global stress scenario is a world crisis situation that impacts each of the countries in which the Group operates. In addition, a local stress scenario impacts in an isolated way some of the main units with a greater degree of stress than the global stress scenario.

•

Determination of risk parameters value (probability of default, loss given default, etc.) for the scenarios defined. These parameters are established using internally developed statistical-econometric models, based on default and historical losses, in relation to historical data for macroeconomic variables taking into consideration a complete economic cycle.

•

Adaptation of the projection methodology to IFRS9, with an impact on the estimation of the expected loss in each of the IFRS9 stages, associated with each of the scenarios put forward, as well as with other important credit risk metrics deriving from the parameters obtained (non-performing loans, provisions, allowances, etc.).

•	Analysis and rationale for the credit risk profile evolution at portfolio, segment, unit and Group levels, in different scenarios and compared to previous years.
•	Integration of management indicators to supplement the analysis of the impact caused by macroeconomic factors on risk metrics.
•	Likewise, the process is completed with a set of controls and backtesting that ensure the adequacy of metrics and calculations.

The entire process takes place within a corporate governance framework, and is adapted to the growing importance of this framework as well as market best practices, assisting the Group's senior management in gathering knowledge for decision making.

5.2 Assessment of the risk and credit rating process

The connection between the credit risk appetite of the Group and management of the credit portfolios is implemented through the SCPs, which define the portfolio and new originations limits in order to anticipate the portfolio risk profile. The transposition and cascading down of the Group's risk appetite framework credit risk metrics, strengthens the existing control over credit portfolios.

The Group has processes that determine the risk that each customer is able to assume. These limits are set jointly by the business and risks areas and have to be approved by the Executive risk committee (or committees in which it has delegated such authority) and reflect the expected results of the business in terms of risk-return.

In order to assign a rating that reflects the credit quality of the customer, the Group uses valuation and parameter estimation models in each of the segments where it operates: SCIB (Santander Corporate & Investment Banking: sovereigns, financial institutions and large corporates), commercial banking, institutions, SMEs and individuals.

The decision models applied are based on credit rating drivers which are monitored and controlled in order to calibrate and precisely adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•

Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the analyst's expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (treated on an individual basis) segments.

•	Scoring: an automatic assessment system for credit applications. It automatically assigns an individual grade to the customer for subsequent decision making.

Parameter estimation models are obtained through econometric statistical models, internally developed, based on historical loss and default of the portfolios for which they are developed and used to calculate the economic and regulatory capital of each portfolio.

Periodic model monitoring and evaluation is carried out, assessing among others, the adequacy of its use, its predictive capacity, correct performance, and level of granularity. In the same way, the existence and compliance of the policies corresponding to each and every segment is verified (these policies enable the execution of business plans defined under the approved risk appetite).

The resulting ratings are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or through automatic warnings in the systems.

5.3. Limits, pre-classifications and pre-approvals definition

There are different limit models depending on the segment:

•

Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of Capital at Risk, nominal CAP, and maximum periods according to the type of transaction (in the case of financial entities, limits are managed through Credit Equivalent Risk (CER). It includes the actual and expected risk with a customer based on its usual operations, always within the limits defined in the risk appetite and established credit policies.

•

Corporates and institutions that meet certain requirements (deep knowledge, rating, etc.): we use a more simplified pre-classification model through an internal limit that establishes a reference of the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, debt in the system and the banking pool distribution.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of an analyst or committee.

•

For individual customers and SMEs with low turnover, large volumes of credit transactions can be managed more easily with the use of automatic decision models for classifying the customer/ transaction binomial.

In specific situations where a series of requirements are met, pre-approved transactions are granted to customers or potential customers (campaigns).

5.4. Transaction decision-making

As a general rule, from a risk admission point of view, the concession criteria are linked to the payment capacity of the borrower to comply, in time and form, with the total of the assumed financial obligations – this does not imply an impediment to requiring a higher level of real or personal guarantees.

The payment capacity will be evaluated based on the funds or net cash flows from the customer´s businesses or usual sources of income, without depending on guarantors or assets given as collateral. Such guarantors or assets should always be considered, when evaluating the approval of the transaction, as a second and exceptional way of recovery in case the first has failed.

In general, a guarantee is defined as a reinforcement measure added to a credit transaction for the purpose of mitigating the loss due to a breach of the payment obligation.

Mitigation techniques implementation follows the minimum requirements established in the guarantee management policy: legal certainty (possibility of legally requiring the settlement of guarantees at all times), the lack of substantial positive correlation between the counterparty and the value of the collateral, the correct documentation of all guarantees, the availability of documentation for the methodologies used for each mitigation technique and appropriate monitoring, traceability and regular control of the goods/assets used for the guarantee.

In Santander we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into the following categories:

•	Personal guarantees
•	Guarantees from credit derivatives
•	Real guarantees

Effective guarantees are those real and personal guarantees for which its effectiveness as a credit risk mitigant is proved and whose valuation complies with the established policies and procedures. The analysis of the effectiveness of the guarantees must take into account, among others, the necessary time for the execution and ability to enforce the guarantees.

5.5. Monitoring / Anticipation

Monitoring business performance on a regular basis, and comparing performance against agreed plans is a key risk management activity.

All customers must be monitored on an ongoing and holistic manner that enables the earliest possible detection of any incidents that may arise impacting the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative impact for the Group.

In this monitoring, the consideration of forecasts and transactions characteristics throughout its life, is assured. It also takes into consideration any variations that may have occurred in the classification and its adequacy in the moment of the review.

Monitoring is carried out by local and global Risk teams, supplemented by Internal Audit. It is based on customer segmentation:

•

In the SCIB segment, monitoring, in the first instance, is a direct function of both the commercial manager and the risk analyst, who maintain the direct relationship with the customer and manage the portfolio. This function ensures that an up-to-date view of the customers’ credit quality is always available and allows anticipating situations of concern and taking the necessary actions.

•

In the commercial banking, institutions and SMEs with an analyst assigned, the function consists in identifying and tracking customers whose situations require closer monitoring, reviewing ratings and continuously analysing indicators.

•

In the individual customers, businesses and SMEs with low turnover segments monitoring is carried out through automatic alerts for the main indicators, in order to detect shifts in the performance of the loan portfolio with respect to the forecasts in strategic plans.

5.6. Recovery and collections management

Recovery activity is a significant element in the Group’s risk management. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.

The Group has a corporate recovery management model that sets the guidelines and general lines of action to be applied in the different countries, taking always into account the local particularities that the recovery activity requires, such as economic environment, business model or a mixture of both.

Recovery has been aligned with the socio-economic reality of the Group's countries and different risk management mechanisms are used with adequate prudential criteria considering unpaid debt conditions.

The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries adequately. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.

Recovery management is divided into four stages: irregularity or early non-payment, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, write-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce these assets, such as portfolios or foreclosed assets sales. Therefore, the Group is constantly seeking alternative solutions to juridical processes for collecting debt.

In the write-off loans category, debt instruments are included, whether due or not, for which, after an individualised analysis, their recovery is considered remote due to a notorious and unrecoverable impairment of the solvency of the transaction or the holder. Classification in this category involves full cancellation of the gross carrying amount of the loan and it’s derecognition, which does not mean that the Group interrupts negotiations and legal proceedings to recover its amount.

Forborne loan portfolio

The Group has a corporate forbearance policy  which acts as a reference for the different local transpositions of all its subsidiaries. These share the general principles established by the Bank of Spain and the EBA. This policy includes the requirements arising from the implementation of IFRS9.

This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations. If the modification was not made, it would be reasonably certain that the customer would not be able to meet their financial obligations. The modification could be made to the original transaction or through a new transaction replacing the previous one.

In addition, this policy also sets down rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their granting and follow up. Therefore, the forbearance transaction must be focused on recovery of the amounts due, the payment obligations must be adapted to the customer's actual situation and losses must be recognised as soon as possible if any amounts are deemed irrecoverable.

Forbearances may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.

Further, the policy defines the classification criteria for the forborne transactions in order to ensure that the risks are suitably recognised, bearing in mind that they must remain classified as non-performing or in watch-list for a prudential period of time (aligned with Regulation EU 680/2014) to attain reasonable certainty that repayment capacity can be recovered.

The forborne portfolio stood at EUR 41,234 million at the end of December. In terms of credit quality, 49% is classified as non-performing loans, with average coverage of 53% (26% of the total portfolio).

The following terms are used in Bank of Spain Circular 4/2017 of Bank of Spain with the meanings specified:

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

CURRENT REFINANCING AND RESTRUCTURING BALANCES

	12/31/18
	Total							Of which: Non-performing/Doubtful
							Impairment							Impairment
	Without real guarantee		With real guarantee				of	Without real guarantee		With real guarantee				of
					Maximum amount of the		accumulated					Maximum amount of the		accumulated
					actual collateral that can		value or					actual collateral that can		value or
					be considered.		accumulated					be considered.		accumulated
Amounts in million of euros, except					Real	Rest of	losses in fair					Real	Rest of	losses in fair
number of transactions that are in	Number of	Gross	Number of	Gross	estate	real	value due to	Number of	Gross	Number of	Gross	estate	real	value due to
units.	transactions	amount	transactions	amount	guarantee	guarantees	credit risk	transactions	amount	transactions	amount	guarantee	guarantees	credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	37	76	16	18	11	4	6	13	7	9	4	4	—	2
Other financial institutions and: individual shareholder	265	11	135	38	16	15	10	110	3	75	16	9	—	9
Non-financial institutions and individual shareholder	187,192	7,383	44,452	13,039	8,116	1,321	6,339	121,445	4,669	26,122	8,156	5,058	689	5,851
Of which: financing for constructions and property development	426	313	1,889	1,932	1,600	30	620	328	245	1,369	1,329	1,038	28	594
Other warehouses	1,578,622	3,476	824,591	17,193	7,905	4,016	4,352	874,840	1,668	181,469	5,834	3,505	823	2,772
Total	1,766,116	10,946	869,194	30,288	16,048	5,356	10,707	996,408	6,347	207,675	14,010	8,576	1,512	8,634
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

The transactions presented in the foregoing tables were classified at December 31, 2018 by nature, as follows:

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
b)

The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.

c)	The owner must not have any other operation with amounts past due by more than 90 days on the date of the reclassification to the normal risk category.

The table below shows the changes in 2018 in the forborne loan portfolio:

Million of euros	2018	2017
Beginning balance	36,164	37,365
Refinancing and restructuring of the period	10,191	12,675
Memorandum item: impact recorded in the income statement for the period	2,659	2,406
Debt repayment	(11,126)	(9,107)
Foreclosure	(731)	(950)
Derecognised from the consolidated balance sheet	(3,660)	(5,334)
Others variations	(311)	1,515
Balance at end of year	30,527	36,164

51% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 42% of the non-performing portfolio).

c)  Trading market risk, structural and liquidity risk

Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk involves operations where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts.

This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as from the liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk:

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

•

Exchange rate risk is the sensitivity of the value of a position in a currency other than the base currency to a movement in exchange rates. Hence, a long or open position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•

Equity risk is the sensitivity of the value of positions in equities to adverse movements in market prices or expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, equity swaps, etc.).

•

Credit spread risk is the risk or sensitivity of the value of positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments listed with a margin over other benchmark instruments, mainly the interest rate risk of Government bonds and interbank interest rates.

•

Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with customers.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.

1.    Trading market risk management

The Group's trading risk profile remained moderately low in 2018, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.

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

The detail of the metrics risk related to the Group’s balance sheet items as of December 31, 2018 is as follows:

	Balance
	sheet	Main market risk metric
Million of euros	amount	VaR	Other	Main risk factor for "Other" balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	113,663	—	113,663	Interest rate
Financial assets held for trading	92,879	92,140	739	Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	10,730	9,327	1,403	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	57,460	56,584	876	Interest rate
Financial assets designated at fair value through other comprehensive income	121,091	—	121,091	Interest rate, spread
Financial assets at amortised cost	946,099	—	946,099	Interest rate
Hedging derivatives	8,607	8,586	21	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,088	—	1,088	Interest rate
Other assets	107,654	—	—
Total Assets	1,459,271	—	—
Liabilities subject to market risk
Financial liabilities held for trading	70,343	70,054	289	Interest rate, spread
Financial liabilities designated at fair value through profit or loss	68,058	67,909	149	Interest rate
Financial liabilities at amortised cost	1,171,630	—	1,171,630	Interest rate, spread
Hedging derivatives	6,363	6,357	6	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	303	—	303	Interest rate
Other liabilities	35,213	—	—
Total liabilities	1,351,910
Equity	107,361	—	—

VaR during 2018 fluctuated between EUR 16.6 million and EUR 6.4 million (2017: 9.7 and 63.2). The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.

The average VaR in 2018 was EUR 9.7 million, slightly lower than in the two previous years (EUR 21.5 million in 2017).

The following table shows the average and latest values of Var at 99% by risk factor in the last three years as well as the minimum and maximum values.

Total VaR trading (Derivatives: VaR risk per factor of risk)

Million of euros. Structural VaR 99% with a temporary horizon one day.

	2018				2017		2016
Million of euros	Min	Average	Max	Latest	Average	Latest	Average	Latest
Total	6.4	9.7	16.6	11.3	21.5	10.2	18.3	17.9
Diversification effect	(3.3)	(9.3)	(18.7)	(11.5)	(8.0)	(7.6)	(10.3)	(9.6)
Interest rate	5.9	9.4	15.5	9.7	16.2	7.9	15.5	17.9
Equities	0.8	2.4	6.3	2.8	3.0	1.9	1.9	1.4
Exchange rate	1.6	3.9	11.4	6.2	6.6	3.3	6.9	4.8
Credit spread	1.0	3.4	13.0	4.1	3.6	4.6	4.2	3.3
Commodities	0.0	0.0	0.4	0.0	0.0	0.0	0.1	0.1

The Group continues to have a very limited exposure to instruments or complex structured assets, a management culture for which prudence in risk management is one of its hallmarks in risk management. In both cases, the exposure has reduced comparing with the previous year, for which the Group has:

•

Hedge funds: the total exposure is not significant (EUR 28 million at close of December 2018) and is all indirect, acting as counterparty in derivatives transactions. The risk with this type of counterparty is analysed case by case, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•

Monolines: exposure to bond insurance companies as of December 2018 was EUR 24 million, all of it indirect, by virtue of the guarantee provided by this type of entity for various financing or traditional securitisation transactions. The exposure in this case is to double default, as the primary underlying assets are of high credit quality.

The Group’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the Risk division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: mark-to-market, mark-to-model or mark-to-liquidity.
•	The availability in the market of observable data (inputs) needed to apply this valuation model.

And provided these two conditions are met:

•	The availability of adequate systems, duly adapted to calculate and monitor every day the results, positions and risks of new transactions.
•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

Calibration and test measures

Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric which are detailed later in the section of methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analysed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing forecast VaR measurements, with a certain level of confidence and time frame, with actual losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterisation of the valuation models of certain instruments, not very adequate proxies, etc.).

The Group calculates and evaluates three types of backtesting:

•

“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account intraday results or changes in the portfolio's positions. This method compares the effectiveness of the individual models used to assess and measure the risks of positions.

•	Backtesting on complete results: daily VaR is compared with the day's net results, including the results of intraday transactions and those generated by fees and commissions.
•

Backtesting on complete results without mark-ups or fees: the daily VaR is compared to the day’s net results from intraday transactions but excluding those generated by mark-ups and fees. This method aims to give an idea of the intraday risk assumed by Group treasuries.

For the first case and for the total portfolio, there were three exceptions of Value at Earnings (VaE) at 99% in 2018 (day on which daily profit was higher than VaE) on 21 and 30 August and 8 October, caused by strong shifts in the exchange rates of emerging economies.

There were also one exception to VaR at 99% (day on which the daily loss was higher than the VaR) on the 29 May, due to the rise in market volatility caused by political instability in Europe, and on 15 and 29 October due to the strong variations in the exchange rates and interest rates in Brazil and Mexico motivated by the general elections volatility.

The number of exceptions which occurred is consistent with the assumptions specified in the VaR calculation model.

2.    Structural balance sheet risks4

2.1. Main aggregates and variations

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2018, in line with previous years.

Structural VaR

A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

In general the structural VaR is not significant according to the assets amounts or capital of the Group:

Structural VaR

Million of euros. Structural VaR 99% with a temporary horizon of one day.

	2018				2017		2016
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	485.0	568.5	799.4	556.8	878.0	815.7	869.3	922.1
Diversification effect	(319.7)	(325.0)	(355.4)	(267.7)	(337.3)	(376.8)	(323.4)	(316.6)
VaR interest rate (*)	301.3	337.1	482.5	319.5	373.9	459.6	340.6	327.2
VaR exchange rate	323.3	338.9	386.2	324.9	546.9	471.2	603.4	588.5
VaR equities	180.1	217.6	286.1	180.1	294.5	261.6	248.7	323.0

(*)     Includes credit spread VaR on ALCO portfolios.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, the Parent, United Kingdom and United States, in mature markets and in a low interest rate setting, usually show positive sensitivities to interest rates in economic value of equity and interest income/ (charges).

4 Includes the total balance sheet, except for financial assets and liabilities held for trading.

Exposure levels in all countries are moderate in relation to the annual budget and capital levels.

At the end of December 2018, risk on interest income/ (charges) over one year , measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in the euro, at EUR 269 million, the pound sterling, at EUR 203 million, the US dollar, with EUR 130million, and the Polish zloty, at EUR 53 million.

•	Latin America

Latin American balance sheets are usually positioned for interest rate cuts for both economic value and interest income/ (charges), except for interest income/ (charges) in Mexico, where liquidity excess is invested in the short term in the local currency.

In 2018, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of December, risk on interest income/ (charges) over one year, measured as sensitivity to parallel changes in the worst case scenario of ±100 basis points, was concentrated in three countries: Brazil (EUR 45 million), Chile (EUR 35 million) and Mexico (EUR 12 million).

Risk to the economic value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements in the worst case scenario, was also concentrated in Brazil (EUR 419 million), Chile (EUR 219 million) and Mexico (EUR 172 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate movements (in which, assessments of  ±100 bp movements are complemented by assessments of +/-25 bp, +/-50 bp and +/-75 bp movements to give a fuller understanding of risk in countries with very low rates), the Group also uses other methods to monitor structural balance sheet risk from interest rates movements: these include scenario analysis and VaR calculations, applying a similar methodology to that used for trading portfolios.

Structural interest rate risk, measured in terms of VaR at one-day and at 99%, averaged EUR 352.5 million in September 2018. It is important to note the high level of diversification between the balance sheets of Europe and United States and those of Latin America.

Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.

This management is dynamic and seeks to limit the impact on the core capital ratio from exchange rates movements. In 2018, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.

At the end of 2018, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian real, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.

In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

Structural equity risk

The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as investments, depending on the percentage or control.

The equity portfolio available for the banking book at the end of December 2018 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for example real estate activities or public administration.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2018, the VaR at 99% with a one day time frame was EUR 180.1 million (EUR 261.6 and EUR 323 million at the end of 2017 and 2016, respectively).

2.2. Methodologies

Structural interest rate risk

The Group analyses the sensitivity of its interest income/ (charges) and equity value to changes in interest rates. This sensitivity arises from differences in maturity dates and interest rate repricing gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that desired by the Group. These measures can range from opening positions on markets to the definition of the interest rate features of commercialised products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural exchange-rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.   Liquidity risk

Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.
•	Medium- and long-term funding needs must be covered by medium- and long-term instruments.

•	High contribution from customer deposits due to the retail nature of the balance sheet.
•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and maturities.
•	Limited recourse to short-term.
•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.
•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.

The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three essential pillars:

A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by Local Asset and Liability Committees (ALCO) in coordination with the Global ALCO, which is the body empowered by Banco Santander’s board in accordance with the corporate Asset and Liability Management (ALM) framework.

This governance model has been reinforced as it has been included within the Santander Risk Appetite Framework. This framework meets the demands of regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

In-depth balance sheet analysis and measurement of liquidity risk, supporting decision-taking and its control. The objective is to ensure the Group maintains adequate liquidity levels necessary to cover its short- and long-term needs with stable funding sources, optimising the impact of their costs on the income statement.

The Group’s liquidity risk management processes are contained within a conservative risk appetite framework established in each geographic area in accordance with its commercial strategy. This risk appetite establishes the limits within which the subsidiaries can operate in order to achieve their strategic objectives. Management adapted in practice to the liquidity needs of each business. Every year, based on business needs, a liquidity plan is developed which seeks to achieve:

•	A solid balance sheet structure, with a diversified presence in the wholesale markets;
•	The use of liquidity buffers and limited encumbrance of assets;
•	Compliance with both regulatory metrics and other metrics included in each entity’s risk appetite statement.

Over the course of the year, all dimensions of the plan are monitored.

The Group continues developing the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

iii.Asset encumbrance

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

The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2018 (thousand of million of euros)

			>1month	>3months	>1year	>2years	3years	5years
Residual maturities of the liabilities	unmatured	<=1month	<=3months	<=12months	<=2years	<=3years	<=5years	<=10years	>10years	TOTAL
Committed assets	28.5	53.7	11.9	29.0	78.6	55.4	28.1	20.4	16.5	322.2
Guarantees received	24.6	15.8	10.7	10.3	1.8	1.8	1.7	1.8	1.1	69.6

The reported Group information as required by the EBA at 2018 year-end is as follows:

On-balance-sheet encumbered assets

				Carrying
		Fair Value of	Fair Value of	amount of non-‑
	Carrying amount of	encumbered	non-encumbered	encumbered
Thousand of million of euros	encumbered assets	assets	assets	assets
Loans and advances	214.6		855.0	—
Equity instruments	4.2	4.2	10.7	10.7
Debt securities	76.3	76.3	114.8	114.8
Other assets	27.1		156.6	—
Total assets	322.2		1,137.1	—

Encumbrance of collateral received

		Fair value of
	Fair value of	collateral received
	encumbered	or own debt
	collateral received	securities issued
	or own debt	available for
Thousand of million of euros	securities issued	encumbrance
Collateral received	69.6	48.9
Loans and advances	—	—
Equity instruments	2.7	6.0
Debt securities	65.0	42.9
Other collateral received	1.9	—
Own debt securities issued other than own covered bonds or ABSs	—	1.4

Encumbered assets and collateral received and matching liabilities

Assets, collateral received
	Matching liabilities,	and own debt securities
	contingent liabilities or	issued other than covered bonds
Thousand of million of euros	securities lent	and ABSs encumbered
Total sources of encumbrance (carrying amount)	301.6	391.8

On-balance-sheet encumbered assets amounted to EUR 322.2 thousand million, of which 67% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 69.6 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 391.8 thousand million of encumbered assets, which give rise to EUR 301.6 thousand million matching liabilities.

As of December 2018, total asset encumbrance in funding operations represented 24.8% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1.5878 thousand million as of December 2018). This percentage is similar to the values presented by the Group before the acquisition of Banco Popular Español, S.A.U. in 2017.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•

51.5 % of total encumbered assets relate to security provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 12.8% of the expanded balance sheet under EBA standards.

•

The other 48.5 % relate to transactions in the short-term market (with residual maturity of less than one year) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

d) Capital risk

The capital risk function, as second line of defence carries out the control and supervision of the capital activities developed by the first line of defence, which independently challenges mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of all their components (balance sheet, profit and loss account, risk-weighted assets and available capital).
•

Ongoing supervision of measurement of the Group’s regulatory capital by identifying the key metrics for the calculation, setting tolerance levels for identified metrics and reviewing their consumption and the consistency of the calculations,  including single transactions with a capital impact.

The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group's risk profile.

The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.

At 1 March 2019, at a consolidated level, the Group must maintain a minimum capital ratio of 9.70% of CET1 fully loaded (4.5% being the requirement for Pillar I, 1.5% being the requirement for Pillar 2R (requirement), 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.20% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of 1.5% of Tier 1 fully loaded and a minimum total ratio of 13.20% fully loaded.

Regulatory capital

In 2018, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 11.30% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital (Million of euros)

	2018	2017
Subscribed capital	8,118	8,068
Share premium account	50,993	51,053
Reserves	53,988	52,577
Treasury shares	(59)	(22)
Attributable profit	7,810	6,619
Approved dividend	(2,237)	(2,029)
Shareholders’ equity on public balance sheet	118,613	116,265
Valuation adjustments	(22,141)	(21,777)
Non-controlling interests	10,889	12,344
Total Equity on public balance sheet	107,361	106,833
Goodwill and intangible assets	(28,644)	(28,537)
Eligible preference shares and participating securities	9,754	7,635
Accrued dividend	(1,055)	(968)
Other adjustments (*)	(9,700)	(7,679)
Tier 1 (Phase-in)	77,716	77,283

(*)    Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.

The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2018	2017
Capital coefficients
Level 1 ordinary eligible capital (million of euros)	67,962	74,173
Level 1 additional eligible capital (million of euros)	9,754	3,110
Level 2 eligible capital (million of euros)	11,009	13,422
Risk-weighted assets (million of euros)	592,319	605,064
Level 1 ordinary capital coefficient (CET 1)	11.47%	12.26%
Level 1 additional capital coefficient (AT1)	1.65%	0.51%
Level 1 capital coefficient (TIER1)	13.12%	12.77%
Level 2 capital coefficient (TIER 2)	1.86%	2.22%
Total capital coefficient	14.98%	14.99%

Eligible capital (Million of euros)

	2018	2017
Eligible capital
Common Equity Tier I	67,962	74,173
Capital	8,118	8,068
(-) Treasure shares and own shares financed	(64)	(22)
Share Premium	50,993	51,053
Reserves	55,036	52,241
Other retained earnings	(23,022)	(22,363)
Minority interests	6,981	7,991
Profit net of dividends	4,518	3,621
Deductions	(34,598)	(26,416)
Goodwill and intangible assets	(28,644)	(22,829)
Others	(5,954)	(3,586)
Additional Tier I	9,754	3,110
Eligible instruments AT1	9,666	8,498
T1-excesses-subsidiaries	88	347
Residual value of dividends	—	(5,707)
Others	—	(27)
Tier II	11,009	13,422
Eligible instruments T2	11,306	9,901
Gen. funds and surplus loans loss prov. IRB	—	3,823
T2-excesses - subsidiaries	(297)	(275)
Others	—	(27)
Total eligible capital	88,725	90,706

Note: Santander Bank and its affiliates had not taken part in any State aid programmes.

Leverage ratio

The leverage ratio has been defined within the regulatory framework of Basel III as a measure of the capital required by financial institutions not sensitive to risk. The Group performs the calculation as stipulated in CRD IV and its subsequent amendment in EU Regulation no. 573/2013 of 17 January 2015, which was aimed at harmonising calculation criteria with those specified in the BCBS “Basel III leverage ratio framework” and “Disclosure requirements” documents.

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

The European Commission’s proposals to modify CRR and CRD IV on 23 November 2016, foresee a mandatory requirement of a 3% leverage ratio for Tier 1 capital, which would be added to the own funds requirements in the article 92 of the CRR. The proposals for the Commission’s modification also point to the possibility of introducing a buffer of leverage ratio for global systemic entities in the future.

Million of euros	12/31/18	12/31/17
Leverage
Level 1 Capital	77,716	77,283
Exposure	1,489,094	1,463,090
Leverage Ratio	5.22%	5.28%

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

55.   Additional Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2018, 2017 and 2016

CONDENSED BALANCE SHEETS (Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
Assets
Cash and due from banks	105,660	76,690	49,979
Of which:
To bank subsidiaries	16,339	20,818	11,442
Trading account assets	70,825	64,326	70,437
Investment securities	61,064	49,194	45,702
Of which:
To bank subsidiaries	11,084	6,474	8,326
To non-bank subsidiaries	4,581	3,729	3,662
Net Loans and leases	263,142	197,591	195,532
Of which:
To non-bank subsidiaries	26,505	33,113	35,085
Investment in affiliated companies	81,734	85,428	80,614
Of which:
To bank subsidiaries	69,118	65,567	63,210
To non-bank subsidiaries	12,616	19,861	17,404
Premises and equipment, net	2,410	1,929	1,834
Other assets	23,541	17,257	17,146
Total assets	608,376	492,415	461,244

Liabilities
Deposits	350,786	256,389	265,565
Of which:
To bank subsidiaries	18,526	20,391	19,179
To non-bank subsidiaries	13,655	13,115	40,082
Short-term debt	30,883	40,540	19,110
Long-term debt	75,600	53,023	34,499
Total debt	106,483	93,563	53,609
Of which:
To bank subsidiaries	2,874	1,138	—
To non-bank subsidiaries	998	2,966	14,062
Other liabilities	82,340	71,896	78,835
Total liabilities	539,609	421,848	398,009

Stockholders' equity
Capital stock	8,118	8,068	7,291
Retained earnings and other reserves	60,649	62,499	55,944
Total stockholders' equity	68,767	70,567	63,235

Total liabilities and Stockholders’ Equity	608,376	492,415	461,244

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2018, 2017 and 2016.

	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
Interest income
Interest from earning assets	7,660	5,733	6,023
Dividends from affiliated companies	3,872	3,320	3,459
Of which:
From bank subsidiaries	2,874	2,580	2,686
From non-bank subsidiaries	998	740	773
	11,532	9,053	9,482
Interest expense	(3,861)	(3,204)	(3,113)
Interest income / (Charges)	7,671	5,849	6,369
Provision for credit losses	(686)	(451)	(528)
Interest income / (Charges) after provision for credit losses	6,985	5,398	5,841
Non-interest income:	3,972	3,872	3,403
Non-interest expense:	(7,573)	(6,293)	(7,115)
Income before income taxes	3,384	2,977	2,129
Income tax expense	(83)	29	352
Net income	3,301	3,006	2,481

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2018, 2017 and 2016:

CONDENSED STATEMENTS OF	Year ended
COMPREHENSIVE INCOME (Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
NET INCOME	3,301	3,006	2,481
OTHER COMPREHENSIVE INCOME	(410)	(356)	364
Items that may be reclassified subsequently to profit or loss	(348)	(341)	439
Available-for-sale financial assets:	(634)	(625)	619
Revaluation gains/(losses)	(135)	(283)	830
Amounts transferred to income statement	(499)	(342)	(211)
Other reclassifications	—	—	—
Cash flow hedges:	137	(7)	4
Revaluation gains/(losses)	153	(7)	4
Amounts transferred to income statement	(16)	—	—
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Income tax	149	291	(184)
Items that will not be reclassified to profit or loss:	(62)	(15)	(75)
Actuarial gains/(losses) on pension plans	43	(23)	(106)
Rest of valuation adjustments	(78)	—	—
Income tax	(27)	8	31
TOTAL COMPREHENSIVE INCOME	2,891	2,650	2,845

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2018, 2017 and 2016.

CONDENSED CASH FLOW STATEMENTS	Year ended
(Parent company only)	December 31, 2018	December 31, 2017	December 31, 2016
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	3,301	3,006	2,481
Adjustments to profit	11,576	1,824	1,245
Net increase/decrease in operating assets	(17,566)	(10,430)	36,393
Net increase/decrease in operating liabilities	13,411	21,915	(36,632)
Reimbursements/payments of income tax	(279)	(839)	151
Total net cash flows from operating activities (1)	10,443	15,476	3,638

2. Cash flows from investing activities
Investments (-)	(1,472)	(8,818)	(4,419)
Divestments (+)	10,197	4,995	7,249
Total net cash flows from investment activities (2)	8,725	(3,823)	2,830

3. Cash flows from financing activities
Issuance of own equity instruments	—	7,072	—
Disposal of own equity instruments	805	1,004	957
Acquisition of own equity instruments	(816)	(972)	(943)
Issuance of debt securities	2,750	2,894	2,346
Redemption of debt securities	(827)	(764)	(5,333)
Dividends paid	(3,118)	(2,665)	(2,308)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(2)	532	—
Total net cash flows from financing activities (3)	(1,208)	7,101	(5,281)

4. Effect of exchange rate changes on cash and cash equivalents (4)	237	(655)	289

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	18,197	18,099	1,476
Cash and cash equivalents at beginning of period	33,734	15,635	14,159
Cash and cash equivalents at end of period	51,931	33,734	15,635

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2018, 2017 and 2016:

	2018	2017	2016
	(Millions of Euros)
Preference shares	345	404	413
Preferred securities	9,717	8,369	6,916
Total at period-end	10,063	8,773	7,329

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2018, 2017 and 2016.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative.

Preference shares include non-cumulative preferred non-voting shares issued by Santander UK plc and Santander Bank, National Association.

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

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees.

For further information, see note 23.c.

	Outstanding at December 31, 2018
		Amount in
Preference Shares		currency			Redemption
Issuer/Date of issue	Currency	(million)	Interest rate		Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, May 2006	Pounds Sterling	13.8	6.22%	(B)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%		May 16, 2020

		Outstanding at December 31, 2018
			Amount in
Preferred Securities			currency
Issuer/Date of issue		Currency	(million)	Interest rate		Maturity date

Banco Santander, S.A.
Banco Español de Crédito, October 2004		Euro	36.5	€CMS 10 + 0.125%		Perpetuity
Banco Español de Crédito, November 2004	(A)	Euro	106.5	5.50%		Perpetuity
Banco Santander, S.A., March 2014		Euro	1,500.0	6.25%	(C)	Perpetuity
Banco Santander, S.A., May 2014		US Dollar	1,500.0	6.375%	(D)	Perpetuity
Banco Santander, S.A., September 2014		Euro	1,500.0	6.25%	(E)	Perpetuity
Banco Santander, S.A., April 2017		Euro	750.0	6.75%	(F)	Perpetuity
Banco Santander, S.A., September 2017		Euro	1,000.0	5.25%	(G)	Perpetuity
Banco Santander, S.A., March 2018		Euro	1,500.0	4.75%	(H)	Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		US Dollar	18.2	2.0%		Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		US Dollar	25.0	2.0%		Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		Euro	306.9	2.0%		Perpetuity
Santander Finance Capital, S.A.,(Unipersonal), March 2009		Euro	153.4	2.0%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004		Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), October 2004		Euro	155.0	5.75%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007	(J)	US Dollar	210.4	US3M + 0.52%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007		Pounds Sterling	4.9	7.01%		Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009		US Dollar	979.7	2.0%		Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal), March 2009		Euro	8.6	2.0%		Perpetuity

Santander UK Group
Abbey National Plc, August 2002		Pounds Sterling	1.8	Libor GBP (6M) +1.86%	(I)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014		US Dollar	129.6	7.38%		October 29, 2049

Banco Popular
Pastor FRN, June 2004		Euro	11.7	2.07%		Perpetuity

A.	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B.

Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

C.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

D.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.

E.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.

F.

Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the five-year Mid-Swap Rate.

G.

Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 499.9 basis points on the five-year Mid-Swap Rate.

H.

Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 409.7 basis points on the five-year Mid-Swap Rate.

I.	6.984% fixed until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M).
J.	Listed in the U.S.

Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.

Appendix

Appendix I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Abbey Covered Bonds LLP	United Kingdom	-	(a)	-	-	SECURITISATION
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Aliseda Participaciones Inmobiliarias, S.L. (b)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE
Aliseda Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES
Arcaz - Sociedade Imobiliária Portuguesa, Lda.	Portugal	0.00%	99.90%	100.00%	100.00%	INACTIVE
Argenline S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Asto Digital Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	-	FINANCIAL SERVICES
Atlantes Azor No. 1	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Azor No. 2	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 2	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 3	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 4	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 5	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No. 7	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No.1 FTC	Portugal	-	(a)	-	-	SECURITISATION
Atlantes Mortgage No.1 plc	Ireland	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	FINANCIAL SERVICES
Auto ABS DFP Master Compartment France 2013	France	-	(a)	-	-	SECURITISATION
Auto ABS French Lease Master Compartiment 2016	France	-	(a)	-	-	SECURITISATION
Auto ABS French Leases 2018	France	-	(a)	-	-	SECURITISATION
Auto ABS French Loans Master	France	-	(a)	-	-	SECURITISATION
Auto ABS French LT Leases Master	France	-	(a)	-	-	SECURITISATION
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	-	(a)	-	-	SECURITISATION
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	-	(a)	-	-	SECURITISATION
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	-	(a)	-	-	SECURITISATION
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans 2017 Plc	United Kingdom	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Auto ABS UK Loans PLC	United Kingdom	-	(a)	-	-	SECURITISATION
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TECHNOLOGY SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%	100.00%	100.00%	RENTING
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	AIR TRANSPORT
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RENTING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Santillana S.L.	Spain	99.00%	1.00%	100.00%	-	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	AIR TRANSPORT
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	FINANCE COMPANY
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING
Banco Bandepe S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. en liquidación voluntaria (c)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.91%	60.00%	60.00%	BANKING
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	FINANCE COMPANY
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	100.00%	100.00%	100.00%	CREDIT INSTITUTION
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.94%	75.92%	90.44%	90.24%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	76.48%	100.00%	100.00%	HOLDING COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	77.83%	100.00%	100.00%	FINANCE COMPANY
Banco Santander (Panamá), S.A. (c)	Panama	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.13%	75.17%	99.99%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.25%	99.20%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING
Banif International Bank, Ltd (c)	Bahamas	0.00%	99.86%	100.00%	100.00%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
BCLF 2013-1 B.V.	The Netherlands	-	(a)	-	-	SECURITISATION
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	-	PAYMENT SERVICES
Besaya ECA Designated Activity Company (b)	Ireland	0.00%	0.00%	0.00%	-	FINANCE COMPANY
Bilkreditt 3 Designated Activity Company (c)	Ireland	-	(a)	-	-	SECURITISATION
Bilkreditt 4 Designated Activity Company (c)	Ireland	-	(a)	-	-	SECURITISATION
Bilkreditt 5 Designated Activity Company(c)	Ireland	-	(a)	-	-	SECURITISATION
Bilkreditt 6 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Bilkreditt 7 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
BPE Financiaciones, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	FINANCE COMPANY
BPE Representaçoes y Participaçoes, Ltda. (c)	Brazil	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
BPP Asesores S.A. (c)	Argentina	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	FINANCE COMPANY
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE COMPANY
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Carfax (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	HOLDING COMPANY
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	FINANCE COMPANY
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	SECURITIES COMPANY
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd's Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
CCAP Auto Lease Ltd.	United States	0.00%	69.71%	100.00%	100.00%	LEASING
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.13%	100.00%	100.00%	NON PROFIT INSTITUTE
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	AIRCRAFT RENTAL
Chrysler Capital Auto Funding I LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Auto Funding II LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Auto Receivables Trust 2016-A	United States	-	(a)	-	-	SECURITISATION
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	BANKING
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	FINANCE COMPANY
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	-	SERVICES
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	-	SERVICES
Consulteam Consultores de Gestão, Lda.	Portugal	86.28%	13.72%	100.00%	100.00%	REAL ESTATE
Consumer Lending Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	SECURITISATION
Crawfall S.A. (c)	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCES
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L., en liquidación (c)	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2015-A	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2015-B	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2015-C	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2015-D	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2016-A	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2016-B	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2016-C	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-A	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2017-B	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	SECURITISATION
Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	INACTIVE
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	SERVICES
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE COMPANY
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	REAL ESTATE
Esfera Fidelidade S.A.	Brazil	0.00%	89.85%	100.00%	-	SERVICES
Evidence Previdência S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	100.00%	SERVICES
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	FINANCE COMPANY
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE COMPANY
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Fondo de Inversión Privado Renta Terrenos I (c)	Chile	0.00%	100.00%	100.00%	-	INVESTMENT FUND
Fondo de Titulización de Activos PYMES Santander 9	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander 2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Fondo de Titulización de Activos Santander Empresas 3	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización PYMES Santander 13	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización PYMES Santander 14	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización RMBS Santander 4	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización RMBS Santander 5	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Consumo 2	Spain	-	(a)	-	-	SECURITISATION
Fondo de Titulización Santander Financiación 1	Spain	-	(a)	-	-	SECURITISATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Fosse (Master Issuer) Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse PECOH Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado	Brazil	-	(a)	-	-	INVESTMENT FUND
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	-	(a)	-	-	INVESTMENT FUND
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	SECURITISATION
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. en liquidación (c)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	SECURITIES AND REAL ESTATE MANAGEMENT
Gestora Popular, S.A.	Spain	35.00%	65.00%	100.00%	100.00%	REAL ESTATE
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	79.52%	88.50%	88.50%	PAYMENT SERVICES
Global Galantis, S.A.	Spain	0.00%	100.00%	100.00%	-	INACTIVE
Golden Bar (Securitisation) S.r.l.	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2014-1	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2015-1	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2016-1	Italy	-	(a)	-	-	SECURITISATION
Golden Bar Stand Alone 2018-1	Italy	-	(a)	-	-	SECURITISATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	-	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	United States	0.00%	56.88%	56.88%	81.90%	HOLDING COMPANY
GTS El Centro Project Holdings, LLC	United States	0.00%	56.88%	100.00%	100.00%	HOLDING COMPANY
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Hipototta No. 4 FTC	Portugal	-	(a)	-	-	SECURITISATION
Hipototta No. 4 plc	Ireland	-	(a)	-	-	SECURITISATION
Hipototta No. 5 FTC	Portugal	-	(a)	-	-	SECURITISATION
Hipototta No. 5 plc	Ireland	-	(a)	-	-	SECURITISATION
Hipototta No.13	Portugal	-	(a)	-	-	SECURITISATION
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	RENTING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holmes Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
HQ Mobile Limited	United Kingdom	0.00%	100.00%	100.00%	-	INTERNET TECHNOLOGY
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-COMMERCE
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario HUB Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Inmobiliaria Viagracia, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TECHNOLOGY SERVICES
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Intermediacion y Servicios Tecnológicos, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	SERVICES
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Inmobiliarias Alprosa, S.L.	Spain	94.33%	5.67%	100.00%	100.00%	REAL ESTATE
Inversiones Inmobiliarias Cedaceros, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	REAL ESTATE
Inversiones Inmobiliarias Gercebio, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	REAL ESTATE
Inversiones Inmobiliarias Inagua, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE
Inversiones Inverjota, SICAV, S.A., en liquidación (c) (b)	Spain	0.00%	0.00%	0.00%	-	INVESTMENT COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE
Investigaciones Pedreña, A.I.E.	Spain	99.00%	1.00%	100.00%	-	RESEARCH AND DEVELOPMENT
Isban México, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	IT SERVICES
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	FINANCE COMPANY
La Unión Resinera Española, S.A., en liquidación (c)	Spain	76.79%	19.55%	96.35%	96.35%	CHEMISTRY
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton PECOH Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURAL HOLDING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING
Luri 1, S.A. (e)	Spain	36.00%	0.00%	36.00%	31.00%	REAL ESTATE
Luri 4, S.A. Unipersonal, en liquidación (c) (b)	Spain	0.00%	0.00%	0.00%	100.00%	REAL ESTATE
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT
MAC No. 1 Limited	United Kingdom	-	(a)	-	-	MORTGAGE CREDIT COMPANY
Manberor, S.A.	Spain	97.80%	2.20%	100.00%	100.00%	REAL ESTATE
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	REAL ESTATE
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Motor 2015-1 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2015-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2016-1 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2016-1M Ltd (c)	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2017-1 Holdings Limited	United Kingdom	-	(a)	-	-	SECURITISATION
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	RENTING
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Newcomar, S.L., en liquidación (c)	Spain	40.00%	40.00%	80.00%	80.00%	REAL ESTATE
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	79.65%	79.76%	79.51%	INVESTMENT FUND

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Olé Tecnologia Ltda.	Brazil	0.00%	53.91%	100.00%	100.00%	IT SERVICES
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	-	SERVICES
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	SERVICES
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (b)	Ireland	0.00%	54.18%	51.25%	51.25%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (b)	Ireland	0.00%	44.08%	51.57%	51.62%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado) (b)	Bahamas	0.00%	55.86%	56.34%	56.10%	FUND MANAGEMENT COMPANY
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Pastor Vida, S.A. de Seguros y Reaseguros (b)	Spain	0.00%	0.00%	0.00%	100.00%	INSURANCE
PBD Germany Auto 2018 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Popular Bolsa S.V., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES COMPANY
Popular Capital, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	FINANCE COMPANY
Popular de Participaciones Financieras, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	VENTURE CAPITAL
Popular de Renting, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	RENTING
Popular Gestão de Activos, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Popular Gestión Privada S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Popular Operaciones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Popular Seguros - Companhia de Seguros S.A.	Portugal	0.00%	99.90%	100.00%	84.07%	INSURANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET
Premier Credit S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL ADVISORY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Primestar Servicing, S.A.	Portugal	20.00%	79.89%	100.00%	80.00%	REAL ESTATE
Produban Brasil Tecnologia Ltda.	Brazil	0.00%	100.00%	100.00%	-	TECHNOLOGY SERVICES
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	BANKING
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	100.00%	100.00%	FINANCE COMPANY
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	50.00%	50.00%	FINANCE COMPANY
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	LEASING
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Financial Services Nederland B.V.	The Netherlands	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	-	RENTING
PSRT 2018-A	United States	-	(a)	-	-	SECURITISATION
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Recovery Team, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	COLLECTION SERVICES
Return Gestão de Recursos S.A.	Brazil	0.00%	62.90%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Riobank International (Uruguay) SAIFE (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	RENTING
Roc Shipping One Designated Activity Company	Ireland	51.00%	0.00%	51.00%	51.00%	RENTING
Rojo Entretenimento S.A.	Brazil	0.00%	85.00%	94.60%	94.60%	SERVICES
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	100.00%	HOLDING COMPANY
SAM Finance Lux S.à r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	MANAGEMENT
SAM Investment Holdings Limited (g)	Jersey	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
SAM UK Investment Holdings Limited	United Kingdom	92.38%	7.62%	100.00%	100.00%	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Agente de Valores Limitada	Chile	0.00%	67.44%	100.00%	100.00%	SECURITIES COMPANY
Santander Ahorro Inmobiliario 1, S.A.	Spain	97.95%	0.58%	98.53%	98.54%	REAL ESTATE INVESTMENT
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.13%	0.78%	99.91%	99.91%	REAL ESTATE INVESTMENT
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	MANAGEMENT
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank Polska S.A.	Poland	67.47%	0.00%	67.47%	69.34%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.85%	100.00%	100.00%	SERVICES
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	REAL ESTATE INVESTMENT
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	IT SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	89.85%	100.00%	100.00%	FINANCE COMPANY
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	TRADE
Santander Capitalização S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	INSURANCE
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.84%	HOLDING COMPANY
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVISORY
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer ABS Funding 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2016-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Consumer Auto Receivables Funding 2016-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L2 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2017-L4 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L2 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	69.71%	100.00%	-	FINANCE COMPANY
Santander Consumer Bank	Belgium	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	80.48%	100.00%	100.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE COMPANY
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	TECHNOLOGY SERVICES
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Finance, S.A.	Spain	75.00%	25.00%	100.00%	100.00%	BANKING
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	SERVICES
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	69.71%	100.00%	100.00%	SERVICES
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	INSURANCE INTERMEDIARY
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	LEASING
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Receivables 10 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables 11 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables 3 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables 7 LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Receivables Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Santander Consumer USA Holdings Inc.	United States	0.00%	69.71%	69.71%	68.12%	HOLDING COMPANY
Santander Consumer USA Inc.	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	SECURITIES COMPANY
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	SECURITIES COMPANY
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	HOLDING COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	United States	0.00%	69.71%	100.00%	100.00%	FINANCE COMPANY
Santander Drive Auto Receivables Trust 2014-4	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2014-5	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-1	United States	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Drive Auto Receivables Trust 2015-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-4	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2015-5	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2016-1	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2016-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2016-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	SECURITISATION
Santander Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	SECURITISATION
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	59.66%	VENTURE CAPITAL
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	PAYMENT SERVICES
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Santander F24 S.A.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCE COMPANY
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	FACTORING
Santander Factoring Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCIAL SERVICES
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING
Santander FI Hedge Strategies	Ireland	0.00%	89.85%	100.00%	100.00%	INVESTMENT COMPANY
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Finanse Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	FINANCIAL SERVICES
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Fund Administration, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	85.75%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander GBM Secured Financing Designated Activity Company (b)	Ireland	0.00%	0.00%	0.00%	-	SECURITISATION
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	FINANCIAL SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS ACTIVITY
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	-	IT SERVICES
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento	Brazil	0.00%	89.85%	100.00%	-	INVESTMENT FUND
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	SECURITISATION
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	REAL ESTATE
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander International Limited	Jersey	0.00%	100.00%	100.00%	-	FINANCE COMPANY
Santander International Products, Plc. (g)	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE COMPANY
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	SECURITIES COMPANY
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MANAGEMENT OF FUNDS AND PORTFOLIOS
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Leasing S.A.	Poland	0.00%	67.47%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.85%	99.99%	99.99%	LEASING
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE CREDIT COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	96.70%	3.30%	100.00%	100.00%	INSURANCE INTERMEDIARY
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	-	FINANCIAL SERVICES
Santander Operaciones España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Paraty Qif PLC	Ireland	0.00%	89.85%	100.00%	100.00%	INVESTMENT FUND
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking s.p.a. in Liquidazione (c)	Italy	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	REAL ESTATE
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Retail Auto Lease Funding LLC	United States	0.00%	69.71%	100.00%	100.00%	SECURITISATION
Santander Retail Auto Lease Trust 2017-A	United States	-	(a)	-	-	SECURITISATION
Santander Retail Auto Lease Trust 2018-A	United States	-	(a)	-	-	SECURITISATION
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	SECURITIES COMPANY
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Securities S.A.	Poland	0.00%	67.47%	100.00%	-	SECURITIES COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCE COMPANY
Santander Securities Services, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INSURANCE
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.14%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCIAL SERVICES
Santander Speedboats Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	-	HOLDING COMPANY
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	IT SERVICES
Santander Tecnología España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.90%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.90%	99.90%	99.90%	HOLDING COMPANY
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.74%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander UK Foundation Limited	United Kingdom	-	(a)	-	-	CHARITABLE SERVICES
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	FINANCE COMPANY
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	75.13%	100.00%	100.00%	FINANCE COMPANY
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	-	(a)	-	-	SECURITISATION
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013-1 S.A.	Luxembourg	-	(a)	-	-	SECURITISATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt) (c)	Germany	-	(a)	-	-	SECURITISATION

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
SC Germany Auto 2014-1 UG (haftungsbeschränkt) (c)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2013-1 UG (haftungsbeschränkt) (c)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	-	(a)	-	-	SECURITISATION
SC Poland Consumer 16-1 Sp. z o.o.	Poland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto I Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto II Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Ajoneuvohallinto VII Limited	Ireland	-	(a)	-	-	SECURITISATION
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE MANAGEMENT
SCF Rahoituspalvelut I Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCF Rahoituspalvelut II Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
SCFI Ajoneuvohallinto Limited (c)	Ireland	-	(a)	-	-	SECURITISATION
SCFI Rahoituspalvelut Designated Activity Company (c)	Ireland	-	(a)	-	-	SECURITISATION
Secucor Finance 2013-I Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY
Servicios Corporativos Seguros Serfin, S.A. de C.V. (c)	Mexico	0.00%	85.30%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	FINANCE COMPANY
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
SI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	LEASING
Silk Finance No. 4	Portugal	-	(a)	-	-	SECURITISATION
Sobrinos de José Pastor Inversiones, S.A. (b)	Spain	0.00%	0.00%	0.00%	100.00%	HOLDING COMPANY
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE COMPANY
Sol Orchard Imperial 1 LLC	United States	0.00%	56.88%	100.00%	100.00%	ELECTRICITY PRODUCTION
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Spirit Limited (f)	Bermudas	0.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.85%	100.00%	100.00%	PAYMENT SERVICES
Superdigital Holding Company, S.L.	Spain	99.97%	0.03%	100.00%	-	HOLDING COMPANY
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans WH 1 Designated Activity Company	Ireland	-	(a)	-	-	SECURITISATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	REAL ESTATE
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	RESTAURANTS
Tikgi Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	-	RENTING
Time Retail Finance Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	79.52%	100.00%	100.00%	TELEMARKETING
Tornquist Asesores de Seguros S.A. (c)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta (Ireland), PLC	Ireland	0.00%	99.86%	100.00%	100.00%	FINANCE COMPANY
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	REAL ESTATE
Trabajando.com Colombia Consultoría S.A.S.	Colombia	0.00%	100.00%	100.00%	-	SERVICES
Trabajando.com México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	-	SERVICES
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	-	SERVICES
Trabalhando.com Brasil Consultoria Ltda.	Brazil	0.00%	100.00%	100.00%	-	SERVICES
Trabalhandopontocom Portugal - Sociedade Unipessoal, Lda. (c)	Portugal	0.00%	100.00%	100.00%	-	SERVICES
Trade Maps 3 Hong Kong Limited	Hong-Kong	-	(a)	-	-	SECURITISATION
Trade Maps 3 Ireland Limited	Ireland	-	(a)	-	-	SECURITISATION
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	RENTING
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	LEASING
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PAYMENTS AND COLLECTIONS SERVICES
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.72%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	96.51%	96.51%	96.51%	INTERNET
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wave Holdco, S.L.	Spain	100.00%	0.00%	100.00%	-	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity
Wave SME Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Wave SME Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	TECHNOLOGY SERVICES
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING
(a)	Companies over which effective control is exercised.
(b)	Company in process of merger or liquidation. Pending of being registered.
(c)	Company in liquidation at 31 December 2018.
(d)

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

(e)	See note 2.b.i
(f)	Company resident in the UK for tax purposes.
(g)	Company resident in Spain for tax purposes.
(h)	Companies issuing shares and preference shares are listed in annex III, together with other relevant information.

Appendix II

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
3E1 Sp. z o.o	Poland	0.00%	12.89%	21.60%	21.60%	ELECTRICITY PRODUCTION	-
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	INACTIVE	-
Aguas de Fuensanta, S.A. (a)	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associated
Alawwal Bank (consolidado)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	-
Alcuter 2, S.L.	Spain	37.23%	0.00%	37.23%	37.23%	TECHNICAL SERVICES	-
Allianz Popular, S.L. (Consolidado)	Spain	40.00%	0.00%	40.00%	40.00%	INSURANCE	Associated
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associated
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.11%	5.11%	5.26%	BANKING	-
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	MOTORWAY CONCESSION	-
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A.	Poland	0.00%	6.75%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	-
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.75%	10.00%	10.00%	INSURANCE	-
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.93%	50.00%	-	FINANCE COMPANY	Jointly controlled
Banco RCI Brasil S.A.	Brazil	0.00%	35.84%	39.89%	39.89%	LEASING	Jointly controlled
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCE COMPANY	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.50%	0.00%	6.50%	6.48%	BANKING	-
Benim - Sociedade Imobiliária, S.A.	Portugal	0.00%	25.77%	25.81%	25.81%	REAL ESTATE	Associated
Câmara Interbancária de Pagamentos - CIP	Brazil	0.00%	15.82%	17.61%	-	PAYMENTS AND COLLECTIONS SERVICES	-
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	MANAGEMENT OF VENTURE CAPITAL	Associated

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	REAL ESTATE SERVICES	Jointly controlled
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	INSURANCE BROKERAGE	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	SERVICES	Associated
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	33.78%	39.74%	39.74%	COLLECTION SERVICES	Jointly controlled
Comder Contraparte Central S.A	Chile	0.00%	7.54%	11.23%	11.23%	FINANCIAL SERVICES	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	-	FINANCE COMPANY	-
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	21.08%	CREDIT INSURANCE	-
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	REAL ESTATE	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	REAL ESTATE DEVELOPMENT	-
Condesa Tubos, S.L.	Spain	36.21%	0.00%	36.21%	30.61%	SERVICES	-
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	-	CORK INDUSTRY	-
Corridor Texas Holdings LLC (consolidado)	United States	0.00%	29.47%	29.47%	32.61%	HOLDING COMPANY	-
Eko Energy Sp. z o.o	Poland	0.00%	13.13%	22.00%	22.00%	ELECTRICITY PRODUCTION	-
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	PAYMENT SERVICES	Associated
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (a)	Portugal	0.00%	36.57%	36.62%	36.62%	REAL ESTATE	-

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
FC2Egestión, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled
Federal Home Loan Bank of Pittsburgh	United States	0.00%	6.33%	6.33%	6.33%	BANKING	-
Federal Reserve Bank of Boston	United States	0.00%	30.09%	30.09%	30.44%	BANKING	-
FIDC RCI Brasil I – Financiamento de Veículos	Brazil	-	(d)	-	-	SECURITISATION	Jointly controlled
FIDC RN Brasil – Financiamento de Veículos	Brazil	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 11	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 14	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 15	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 16	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos UCI 17	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización de Activos, RMBS Prado I	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización Hipotecaria UCI 10	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización Hipotecaria UCI 12	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado II	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado III	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado IV	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado V	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fondo de Titulización, RMBS Prado VI	Spain	-	(d)	-	-	SECURITISATION	Jointly controlled
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCE COMPANY	Jointly controlled
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	REAL ESTATE	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.97%	20.00%	20.00%	COLLECTION SERVICES	Jointly controlled
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	PAYMENTS AND COLLECTIONS SERVICES	Associated
Grupo Financiero Ve Por Más, S.A. de C.V. (consolidado)	Mexico	24.99%	0.00%	24.99%	24.99%	FINANCIAL SERVICES	Associated
HCUK Auto Funding 2016-1 Ltd (a)	United Kingdom	-	(d)	-	-	SECURITISATION	Jointly controlled
HCUK Auto Funding 2017-1 Ltd	United Kingdom	-	(d)	-	-	SECURITISATION	Jointly controlled

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
HCUK Auto Funding 2017-2 Ltd	United Kingdom	-	(d)	-	-	SECURITISATION	Jointly controlled
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	-	REAL ESTATE	-
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE COMPANY	Jointly controlled
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	-
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	HOLDING COMPANY	-
Inbond Inversiones 2014, S.L.	Spain	40.00%	0.00%	40.00%	40.00%	FINANCIAL STUDIES	Jointly controlled
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	-
Inverlur Aguilas I, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled
Inverlur Aguilas II, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled
Inversiones en Resorts Mediterráneos, S.L. (a)	Spain	0.00%	43.28%	43.28%	43.28%	REAL ESTATE	Associated
Inversiones Ibersuizas, S.A.	Spain	25.42%	0.00%	25.42%	25.42%	VENTURE CAPITAL	-
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associated
Invico S.A.	Poland	0.00%	14.23%	21.09%	21.09%	TRADE	-
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	-
J.C. Flowers II-A L.P. (consolidado)	Canada	0.00%	69.40%	4.43%	4.43%	HOLDING COMPANY	-
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	-
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	-
Jupiter III L.P.	Canada	0.00%	96.45%	4.99%	4.99%	HOLDING COMPANY	-
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.08%	35.70%	-	BUSINESS SERVICES	Jointly controlled
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	REAL ESTATE	Jointly controlled
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	INVESTMENT FUND	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.60%	21.60%	21.60%	FINANCE COMPANY	-
MB Capital Fund IV, LLC	United States	0.00%	23.94%	23.94%	23.94%	FINANCE COMPANY	-
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	16.88%	5.60%	22.48%	22.57%	REAL ESTATE	Associated

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.46%	49.40%	71.45%	REAL ESTATE DEVELOPMENT	Associated
New PEL S.à r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	-
NIB Special Investors IV-A LP	Canada	0.00%	99.55%	4.99%	4.99%	HOLDING COMPANY	-
NIB Special Investors IV-B LP	Canada	0.00%	93.42%	4.99%	4.99%	HOLDING COMPANY	-
Niuco 15, S.L.	Spain	37.23%	0.00%	37.23%	-	TECHNICAL SERVICES	-
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.54%	29.00%	29.00%	HOLDING COMPANY	Associated
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.96%	21.73%	21.60%	ELECTRICITY PRODUCTION	-
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.14%	20.19%	20.19%	TECHNOLOGY	-
Olivant Limited (consolidado)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	-
Operadora de Activos Alfa, S.A. De C.V. (a)	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE COMPANY	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE COMPANY	Associated
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associated
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	SOFTWARE	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.74%	50.00%	50.00%	MANAGEMENT	Associated
Prisma Medios de Pago S.A.	Argentina	0.00%	18.39%	18.52%	17.47%	BUSINESS SERVICES	Associated
Procapital - Investimentos Imobiliários, S.A. (a)	Portugal	0.00%	39.96%	40.00%	40.00%	REAL ESTATE	-
Project Quasar Investments 2017, S.L.	Spain	49.00%	0.00%	49.00%	-	FINANCE COMPANY	Associated
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.93%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	INSURANCE	Jointly controlled
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associated
Redsys Servicios de Procesamiento, S.L.	Spain	20.00%	0.08%	20.08%	20.00%	CARDS	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	SERVICES	-
Saite, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	REAL ESTATE	Jointly controlled
Santander Auto S.A.	Brazil	0.00%	44.93%	50.00%	-	INSURANCE	Associated
Santander Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.06%	49.00%	49.00%	INSURANCE	Associated
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.06%	49.00%	49.00%	INSURANCE	Associated
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	-
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.72%	0.00%	0.00%	HOLDING COMPANY	-
Sepacon 31, S.L.	Spain	37.23%	0.00%	37.23%	37.23%	TECHNICAL SERVICES	-
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.55%	11.25%	11.25%	SERVICES	Associated
SIBS SGPS, S.A.	Portugal	0.00%	16.54%	16.56%	16.56%	PORTFOLIO MANAGEMENT	-
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	-	PAYMENT SERVICES	Associated
Sistemas Técnicos de Encofrados, S.A. (consolidado)	Spain	27.15%	0.00%	27.15%	25.15%	BUILDING MATERIALS	-
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	42.50%	0.00%	42.50%	42.50%	PAYMENT SERVICES	Jointly controlled
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.23%	25.73%	25.50%	FINANCIAL SERVICES	-
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.22%	FINANCIAL SERVICES	-
Sociedad Española de Sistemas de Pago, S.L.	Spain	22.24%	0.00%	22.24%	22.24%	PAYMENT SERVICES	-
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	CUSTODY	Associated
Solar Energy Capital Europe S.à r.l. (consolidado)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	28.80%	28.80%	28.80%	ELECTRICITY PRODUCTION	-
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	PAYMENT SERVICES	Jointly controlled
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	SECURITY	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.80%	19.81%	19.81%	TELECOMMUNICATIONS	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	17.80%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	HOUSEHOLD APPLIANCES	-
Testa Residencial, SOCIMI, S.A. (consolidado)	Spain	0.79%	17.64%	18.43%	38.74%	REAL ESTATE	Associated
The OneLife Holding S.à r.l. (consolidado)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	-
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Jointly controlled
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associated
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Grecia	0.00%	50.00%	50.00%	50.00%	FINANCIAL SERVICES	Jointly controlled
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKERAGE	Jointly controlled
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	REAL ESTATE SERVICES	Jointly controlled
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	FINANCE COMPANY	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGE CREDIT COMPANY	Jointly controlled
Uro Property Holdings SOCIMI, S.A.	Spain	14.95%	0.00%	14.95%	14.95%	REAL ESTATE	-
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	MARKETING	Jointly controlled
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	-	(d)	-	-	SECURITISATION	Jointly controlled
Webmotors S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	SERVICES	Jointly controlled
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2018	Year 2017	Activity	Type of company
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associated

(a)	Company in liquidation to 31 December 2018.
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

(d)	Companies over which the non-subsidiary investee of the Group exercises effective control

Appendix III

Issuing subsidiaries of shares and preference shares

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Activity
Emisora Santander Spain, S.A. Unipersonal	Spain	100.00%	0.00%	FINANCE COMPANY
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	FINANCE COMPANY
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE COMPANY

Appendix IV

Notifications of acquisitions and disposals of investments in 2018

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

COMMUNICATION OF SIGNIFICANT SHARES MADE TO CNMV DURING 2018:

On the 29-01-2018, the communication made by Banco Santander, S.A. was registered in the CNMV. They informed that the Group´s shares in NYESA VALORES CORPORACIÓN had decreased to 6.407% (<10%) on the 18.01.2018.

NOTE: After the increase in share capital executed by NYESA, the percentage of Banco Santander, S.A. (given Banco Popular Español, S.A.U) in this company has fallen from 13.223% to 6.407%, exceeding the 10% threshold.

On the 12-02-2018, the communication made by Banco Santander, S.A., was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. had increase to 53.311% (51.497% of the voting rights attributed to shares and 1.814% of the voting rights through financial instruments) (>50%) on the 06.02.2018 as a result of the company’s admission to the Stock Exchange.

On the 23-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in METROVACESA, S.A. dropped to 49.362% (<50%) on the 22.03.2018.

On the 28-03-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 4.468% (<5%) on the 21.03.2018.

On the 02-04-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, where they informed that the Group’s shares in NYESA VALORES CORPORACIÓN had decreased to 2.939% (<3%) on the 28.03.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, in which it was reported that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in ABENGOA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in ABENGOA, S.A. amounted to 4.975% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in METROVACESA, S.A., after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in METROVACESA, S.A. amounted to 49.362% on the 28.09.2018.

On the 04-10-2018, the communication made by Banco Santander, S.A. was registered in the CNMV, informing that the purpose of this communication was to update the information referring to the Banco Santander’s, S.A stock options in COMPAÑIA ESPAÑOLA DE VIVIENDAS EN ALQUILER, S.A. (CEVASA), after the merger by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A. As a result of the merger, the shares held by Banco Popular Español, S.A.U. became direct shares of Banco Santander, S.A. Therefore, Banco Santander’s shares in CEVASA, S.A. amounted to 24.068% on the 28.09.2018.

On the 30-10-2018, the communication made by Banco Santander, S.A., BANCO BILBAO VIZCAYA ARGENTARIA, S.A., BANKIA, S.A., CAIXABANK, S.A., KUTXABANK, S.A., LIBERBANK, S.A., and BANCO DE SABADELL, S.A., (concerted action) in which it was reported that Group Santander’s S.A stake in GENERAL DE ALQUILER DE MAQUINARIA, S.A., was 63.045% on the 28.09.2018.

NOTE: Update of the information on a concerted action of the Entities included in this Parasocial Agreement, with the sole purpose of updating the information existing in the CNMV on the participation of the Entities members of the Concerted Action in GAM as a result of the merger by absorption of BANCO POPULAR ESPAÑOL, S.A.U by Banco Santander, S.A.

Appendix V

Other information on the Group's banks

A) Following is certain information on the share capital of the Group's main banks based on their total assets.

1. Santander UK plc

a) Number of financial equity instruments held by the Group.

At 31 December 2018, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.

On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 ordinary shares of 10p. each were issued to Santusa Holding, S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding S.L., became the beneficial owner of 31,051,768,866 of 10p. each, being the entire issued Ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each and 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Share capital authorised by the shareholders at the general meeting

The shareholders at the Annual General Meeting held on 28 March 2018 resolved to unconditionally authorise the company to carry out the following repurchases of share capital:

(1) To buy back its own 8.625% Sterling Preference shares on the following terms:

(a)	The Company may buy back up to 125,000,000 8.625% Sterling Preference shares;
(b)

The lowest price which the Company can pay for 8.625% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 8.625% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% Sterling Preference shares even though the purchase may be completed after this authorisation ends.

(2) To buy back its own 10.375% Sterling Preference shares on the following terms:

(a)	The Company may buy up to 200,000,000 10.375% Sterling Preference shares;
(b)

The lowest price which the Company can pay for 10.375% Sterling Preference shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each 10.375% Sterling Preference share is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% Sterling Preference shares even though the purchase may be completed after this authorisation ends.

(3) To buy back its own Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares on the following terms:

(a)	The Company may buy up to 13.780 Series A Fixed(6.222%)/Floating Rate Non-Cumulative Callable Preference Shares;
(b)

The lowest price which the Company can pay for Series A Fixed(6.222%)/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)

The highest price (not including expenses) which the Company can pay for each Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority began on 28 March 2018 and will end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed (6.222%)/Floating Rate Non-Cumulative

Callable Preference Shares even though the purchase may be completed after this authorisation ends.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:

-   10.375% Sterling Preference – ISIN: GB0000064393

-   8.625% Sterling Preference – ISIN: GB0000044221

-   Series A Fixed (6.222%) / Floating Rate Non-Cumulative Callable Preference Shares – ISIN: XS0502105454

2. Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 249,998,000 through Santander UK Group Holdings plc (249,998,000 ordinary shares with a par value of GBP 1 each).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK Group Holdings plc, both with a par value of GBP 1 each.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

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

3. Banco Santander (Brasil) S.A.

a) Number of financial equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Banco Santander, S.A. and Banco Madesant – Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2018 year-end, the bank’s treasury shares consisted of 13,316,502 ordinary shares and 13,316,502 preferred shares, with a total of 26,633,004 shares.

In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:

a)	In the event of transformation, merger, consolidation or spin-off of the company.
b)

In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c)	In the event of an assessment of the assets used to increase the company’s share capital.

The General Assembly may, at any moment decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a)	Their dividends are 10% higher than those distributed to ordinary shares.
b)	Priority in the dividends distribution.
c)

Participation, on the same terms as ordinary shares, in capital increases resulting from the reserves and profits capitalization and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

d)	Priority in the reimbursement of capital in the event company’s dissolution.
e)

In the event of a public offering due to a change in control of the company, the holders of preferred shares are guaranteed the right to sell the shares at the same price paid for the block of shares transferred as part of  the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorised by the shareholders at the general meeting

The company is authorised to increase share capital, subject to approval by the Board of Directors, up to a limit of 9,090,909,090 ordinary shares or preferred shares, and without need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preferred shares provided in Law.

As of 31 December 2018, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. Shares delivery is linked to achievement of certain targets.

e) Specific circumstances that restrict reserves availability

The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves is connected to the requirement for the legal reserve formation (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve requirement is set-forth in Article 193 of the Brazilian Corporations Law, which establishes that before allocating profits to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of the company’s share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Listed capital instruments

All the shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA; B3 – Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).

4. Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At 31 December 2018, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b) Capital increases in progress

At 31 December 2018 there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Not applicable.

d) Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of financial instruments of capital held by the group.

In 2018 the merger process of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as merging Company, with GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V., as merged Company was finalised, as well as the Constitution of the new GRUPO FINANCIERO SANTANDER MEXICO, S.A. DE C.V.; the parent group through Grupo Financiero Santander Mexico, S.A. de C.V. (the 'financial group') and Santander Global Facilities, S.A. de C.V. (Mexico), own 5,087,801,602 shares which constitute the 74.97% of the share capital of the Bank.

b) Capital increases in course.

There aren´t any.

c) Capital authorised by the Shareholders Meeting.

The a capital stock of the Society is 28,117,661,554.00 Mexican pesos (twenty eight thousand one hundred seventeen million six hundred sixty one thousand five hundred fifty four Mexican pesos) represented by a total of 7,436,994,357 (seven thousand four hundred thirty six million nine hundred ninety four thousand three hundred fifty seven) stocks with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,796,120,213 (three thousand seven hundred ninety six million one hundred and twenty thousand two hundred and thirteen) stocks of "F" Series and 3,640,874,144 (three thousand six hundred and forty million eight hundred seventy four thousand on hundred forty four) stocks of "B" Series. The capital stock is constituted as follows:

Paid-in and subscribed capital of the Society is 25,660,152,629.00 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred twenty nine Mexican pesos) represented by  a total of 6,786,994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred and fifty seven) stocks with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,464,309,145 (three thousand four hundred sixty four million three hundred and nine thousand one hundred forty five) stocks of "F" Series and 3,322,685,212 (three thousand three hundred twenty two million six hundred eighty five thousand two hundred and twelve) stocks of "B" Series.

The authorised capital stock of the Society is 2,457,508,925.00 Mexican pesos., Two thousand four hundred fifty seven million five hundred and eight thousand nine hundred and twenty five Mexican pesos), represented by a total of 650,000,000 (six hundred and fifty million) stocks  with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 331,811,068 (three hundred thirty one million eight hundred eleven thousand and sixty eight) would correspond to the "F" series and 318,188,932 (three hundred eighteen million one hundred eighty eight thousand nine hundred and thirty two) to "B" Series are kept in the treasury of the Society.

d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.

(i)

The Board of Directors on its meeting held on October 22, 2015, was updated regarding the situation of the debt issuance of Banco Santander Mexico, S.A. Institución de Banca Múltiple, Grupo Financiero Santander Mexico, which had been previously ratified in the session held on October 17, 2013, in order to issue debt for the amount of 6,500 million dollars in local or international markets, for a maximum period of 15 years, senior or subordinated debt and includes debt instruments qualifying for purposes of capital in accordance with the legislation in force, which can be implemented individually or through several issue programs.

The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Instrument	Type	Term	Amount	Available
Broadcast program of bank bonds and certificates of deposit of money in term	Revolving	19-Feb-21	55,000 million Mexican pesos	35,514 million Mexican pesos With fix exchange rate according to Banxico 10/Jan/ 2019
Private banking structured bonds Act	Non Revolving	19-Apr-32	20,000 million Mexican pesos	4,936 million Mexican pesos
Structured bonds without public offering		16-Feb-32	10,000 million Mexican pesos	10,000 million Mexican pesos
Senior Bonds	Non Revolving	09-Nov-22	1,000 thousand million American dollars	N/A
Capital Notes (Tier2 capital) **	Non Revolving	30-Jan-24	77.09 thousand million American dollars **Carry out the call at 30 January 2019.	N/A
Capital Notes AT1	Non Revolving	perpetual	500 million American dollars	N/A
Capital Notes (Tier2 capital)	Non Revolving	1-Oct-2028	1,300 million American dollars	N/A

*    The issuance of structured private banking bonds isn't revolving. Once placed the amount laid down in the corresponding brochure a new certificate is issued by the authorised amount.

(ii)

The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue in international markets.  On October 18, 2012 such issue was approved for the amount of 500 and 1000 million American dollars, for a term of 5 to 10 years. The issue was approved with the objective of obtaining resources to finance the increase in business assets and the liquidity of the Bank. Under these agreements adopted by the Board of Directors, the debt was issued for an amount of 1,000 million American dollars on November 9, 2012.

(iii)

On December 27, 2013 Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued subordinated notes (subordinated notes 2013) for a total amount of 1.300.000.000 American dollars, in accordance with the capital requirements established in the Basel III criteria for complementary capital/ Tier 2 at a rate of 5.95% with redemption date of January, 30 2024. The controlling shareholder, Banco Santander, S.A., agreed to buy 975,000,000 American dollars of such notes which correspond to the 75% of the notes.

Such notes were offered through a private offering only to qualified institutional buyers, in accordance with Rule 144A of the U.S. Securities Act of 1933 and it´s modifications, and outside the U.S. under the Regulation S of the Market Law

The issue was approved with the objective of increase the efficiency of the capital of the Institution, and to adequate its capital profile to its main peers, as well as to increase the cost effectiveness of resources with the same capital strength and capacity for growth in risk-weighted assets.

(iv)

On the General Shareholder’s meeting, held on May 14, 2012, it was approved to ratify the agreement adopted by the Extraordinary Shareholder´s meeting held on 17 March 2009, in which it was agreed to create a collective credit for the amount of 1,000,000,000 American dollars through the issue of subordinated, non-preferential, non-guaranteed and non-convertible obligations. So far the issue has not been made.

(v)

The Board of Director on its meeting held on October 27, 2016 approved the issuance in Mexico of debt up to 500 million of American dollars or its equivalent in Mexican pesos. The Ordinary and Extraordinary Shareholder´s meeting held on December 5, 2016, approved to issue a financial instrument that comply with the requirements of regulatory capital established in Basel III, which was considered as not fundamental basic capital, for up to 500 million American dollars.

On December 29, 2016 Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, made an overseas private offering of subordinate, non-preferred, perpetual and convertible obligations representing the share capital by a total amount of 500,000,000 American dollars, which had the character of a ‘mirror emission’ (back-to-back), as a guarantee of liquidity of subordinate obligations not preferential, perpetual and convertible into shares, issued by Grupo Financiero Santander Mexico.

(vi)

As a result of the corporate restructure which included among others the merger of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as a merging party with Grupo Financiero Santander Mexico as merged Company the subordinated obligations referred to in paragraph (v), were acquired in its entirety by Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; therefore the subordinate obligations of Banco Santander Mexico became extinct by confusion of rights and obligations, since the Bank as a merging party met the quality of debtor and creditor in these instruments at the moment that the merger was finalised.

Based on the above the subordinate obligations issued by Grupo Financiero Santander Mexico, which were acquired by various investors, will continue to be in force on behalf of its owners and managed by Banco Santander Mexico, preserving substantially the terms and conditions in which they were issued.

(vii)

On September 20, 2018 Banco Santander México, S.A., Institución de Banca Múltiple Grupo Financiero Santander México. issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law representative of the complementary part of the net capital of Banco Santander (TIER 2 subordinated preferred capital notes), for the amount of 1,300,000,000.00 American dollars (the "instruments"), whose resources were used mainly for the acquisition of the 94.07% of the 2013 subordinated notes.

The amount issued of 1,300,000,000.00 American dollars covers in full the sum of the repurchase of the subordinated notes 2013, for 1,222,907,000.00 American dollars. With respect to the 77,093,000.00 American dollars that remained in force, shall be paid in advance of January 30, 2019, which has been authorised by the Bank of Mexico. **

Regarding, the acquisition of the subordinated notes 2013: (a) the acquired total amount was  1,222,907,000.00 American dollars (nominal value), at a price of 1,010.50 American dollars and (b) the amount acquired Banco Santander, S.A. (Spain), was a nominal 1,078,094,000.00 American dollars.

With respect of the issue of the instruments the total amount distributed to Banco Santander, S.A. (Spain), was 75% of the emission; which means that the settled amount is was 975,000,000.00 American dollars.

The General Extraordinary Shareholder´s Meeting was held on September 10, 2018 where among other subjects, it was approved to ratify the limit for the issuance of up to 6,500 million

American dollars debt to a maximum period of 15 years, senior or subordinate, in local markets and/or international markets, instrumented individually or through broadcast programs, which was previously authorised by the Board of Directors on its meeting held on April 26 of 2018.

e) Specific circumstances that restrict the availability of reserves.

According to the Law of Financial Institutions, general dispositions applicable to financial institutions, General Corporations law and the bylaws, the Bank has to constitute or increase its capital reserves to ensure the solvency to protect the payments system and the public savings.

The Bank increases its legal reserve annually accordingly to the results obtained in the fiscal year (benefits).

The Bank must constitute the different reserves established in the legal provisions applicable to financial institutions, which are determined according to the qualification granted to credits and they are released when the credit rating improves, or when it is settled.

f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.

Non applicable

g) Equity instruments admitted to trading.

Non applicable

6. Banco Santander Totta, S.A.

a) Number of equity instruments held by the Group

The Group holds 1,256,179,958 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 407,130  treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

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

7. Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At 31 December 2018, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

Not applicable.

c) Capital authorised by the shareholders at the general meeting

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

8. Banco Santander - Chile

a) Number of equity instruments held by the Group

The Group holds a 67.18% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander - Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

At 31 December 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

Share capital at 31 December 2018 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable

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

9. Santander Bank Polska S.A. (formerly Bank Zachodni WBK S.A.)

a) Number of financial equity instruments held by the Group

At 31 December, 2018, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

At 31 December, 2018, there were no approved capital increases.

c) Capital authorised by the shareholders at the general meeting

At the extraordinary general meeting held on 29 May 2018 passed the resolution regarding the demerger of Deutsche Bank Polska S.A. As a result of this demerger share capital of Santander Bank Polska was increased by PLN 27,548,240 through issuance of 2,754,824 ordinary bearer shares series N with a nominal value of PLN 10 (ten zlotys) each. The share capital increase took place on 9 November 2018.

d) Rights on founder's shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on 17 May 2017, the shareholders resolved to approve the “Incentive Scheme VI” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2017 to 2019. The bank considers that the exercise of these rights might give rise to the issuance of no more than 250,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

B) The restrictions on the ability to access or use the assets and settle the liabilities of the Group, as required under paragraph 13 of IFRS12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans or advances, repatriation of capital or any other means.

Appendix VI

Annual banking report

The Group’s total tax contribution in 2018 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 16,600 million of which more than EUR 7,000 million correspond to own taxes (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).

This annual banking report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of 26 June on the regulation, supervision and capital adequacy of credit institutions.

Following is a detail of the criteria used to prepare the annual banking report for 2018:

a) Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group's consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 13,217 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b) Turnover and income before tax

For the purposes of this report, turnover is considered to be gross income, and gross profit or loss before tax, both as defined and presented in the consolidated income statement that forms part of the Group's consolidated financial statements.

c) Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d) Tax on profit or loss

In the absence of specific criteria, the amount of taxes actually paid in respect of those taxes whose effect is recognised under "Income Tax" in the consolidated income statement (EUR 3,458 million in 2018, with an effective tax rate of 24.4%) has been included.

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

The foregoing amounts form part of the cash flow statement and therefore differ from the income tax expense recognised in the consolidated income statement (EUR 4,886 million in 2018, representing an effective rate of 34.4% or, if extraordinary results are discounted, EUR 5,230 million which represents an effective rate of 35.4% (see note 52.c)). This is so because the tax regulations of each country establish:

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

e) Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission's State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2018.

The detail of the information for 2018 is as follows:

	2018
Jurisdiction	Turnover (million of euros)	Employees	Gross profit or loss before tax (million of euros)	Tax on profit or loss (million of euros)
Germany	1,377	4,562	457	119
Argentina	1,203	8,939	190	118
Austria	171	349	83	33
Bahamas	9	44	(1)	-
Belgium	104	212	64	15
Brazil(1)	13,211	44,151	5,343	998
Canada	52	200	10	3
Chile	2,568	11,565	1,198	202
China	95	219	28	3
Colombia	26	169	2	3
Spain(2)	7,644	38,227	106	464
United States	6,764	15,616	1,144	29
Denmark	177	236	89	5
Finland	112	171	69	14
France	575	939	343	63
Ireland	108	2	(20)	-
Isle of Man	1	57	1	-
Cayman Islands	(1)	-	(1)	-
Italy	421	830	183	63
Jersey	1	76	1	1
Luxemburg	39	-	33	-
Malta	10	-	10	-
Mexico(3)	3,584	19,295	1,218	322
Norway	317	508	171	55
The Netherlands	96	295	42	78
Panama	1	6	-	-
Paraguay	-	-	-	-
Peru	70	166	42	8
Poland	1,885	14,930	817	228
Portugal(4)	1,398	7,294	376	25
Puerto Rico	247	963	(20)	9
United Kingdom	5,472	24,772	1,922	537
Singapore	4	10	1	-
Sweden	161	324	106	21
Switzerland	106	233	29	7
Uruguay	416	1,609	165	35
Consolidated Group total	48,424	196,969	14,201	3,458

(1)

Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2018 is EUR 613 million.

(2)	Includes the corporate centre. In Tax on profit or loss, it includes EUR 116 million of monetizable deferred taxes converted form Banco Popular Español, S.A.U.
(3)

Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2018 the contribution of this branch to operating profit before tax from continuing operations was EUR - 2 million.

(4)

Including the information relating to the branch, closed on 31 December, in the UK and is taxed both in the UK and in Portugal. In 2018 the contri1bution of this branch to profit before tax from continuing operations was EUR 32 million.

At 31 December 2018, the Group's return on assets (ROA) was 0.64%.

Part 3.Supplemental
information for
US investors

TABLE OF CONTENTS:

ITEM 1. PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended 31 December 2018 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods have to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

In July 2014, the IASB published IFRS9 Financial Instruments – Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to re-classify the comparative financial statements. Therefore, previous periods are not comparable. However, note 1.b to our consolidated financial statements included in Part 2 of this annual report on Form 20-F  includes a reconciliation of balances as of 31 December 2017 under IAS 39 and the corresponding balances as of 1 January 2018 under IFRS9. The adoption of Bank of Spain’s Circular 4/2017 has modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.

Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2018, 2017 and 2016 in accordance with IFRS-IASB. See pages 432, 433 and 434 in Part 2 of this annual report on Form 20-F for the audit report issued by PricewaterhouseCoopers Auditores, S.L.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

General Information

Our consolidated financial statements included in Part 2 of this annual report on Form 20-F are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report.  Also, throughout this annual report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;
•	“dollars”, “USD”, “US$” or “$”, we mean United States dollars; and
•	“pounds”, “GBP” or “£”, we mean United Kingdom pounds.

When we refer to “net interest income” we mean “interest income/(charges)”.

When we refer to “staff costs” we mean “personnel expenses”.

When we refer to “profit before tax” we mean “operating profit/(loss) before tax”.

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

When we refer to “allowances for credit losses” or “allowances for non-performing balances”, we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk.  See “Item 5. Other

Industry Guide 3 disclosures—Bank of Spain’s Classification Requirements— Allowances for Credit Losses and Country-Risk Requirements”. From 1 January 2018, after the adoption of IFRS9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.

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

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our Euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

ITEM 2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

You should understand that the following important factors, in addition to those discussed in “Item 4. Risk Factors”, “Item 5.  Information on the Company”, “Consolidated Directors’ Report —Economic and Financial Review” in Part 1 of this annual report on Form 20-F, “Item 6. Supplement to the Operating and Financial Review Disclosure in the Directors’ Report—Consolidated Income Statement. Variations 2017 compared to 2016” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

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

•   the effects of results of U.K political developments, including the U.K’s potential exit from the European Union;

•   monetary and interest rate policies of the European Central Bank and various central banks;

•   inflation or deflation;

•   the effects of non-linear market behaviour that cannot be captured by linear statistical models, such as the VaR model we use;

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

•   changes in Spanish, U.K., E.U., U.S., Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the U.K exiting the European Union; and

•   increased regulation in light of the global financial crisis.

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

•   potential losses associated with cyber-attacks.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

ITEM 3. SELECTED FINANCIAL DATA

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

In July 2014, the IASB published IFRS9 which covers classification and measurement, hedging and impairment. We adopted IFRS 9, along with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to reclassify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable to the 31 December 2018 financial statements.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS9, on 6 December 2017, the Bank of Spain published Circular 4/2017 which repeals Circular 4/2004 for the years beginning on 1 January 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. The adoption of Circular 4/2017 has modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.

In the consolidated financial statements included in Part 2 of this annual report on Form 20-F, our audited financial statements for the years 2018, 2017 and 2016 are presented.  The consolidated financial statements for 2015 and 2014 are not included in this document, but they can be found in our previous annual reports on Form 20-F. The audited financial statements for 2014 were recast in our Report on Form 6-K filed with the SEC on 5 November 2015.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2018	2017	2016	2015	2014
Total assets	1,459,271	1,444,305	1,339,125	1,340,260	1,266,296
Loans and advances to customers	882,921	848,915	790,470	790,848	734,711
Customer deposits	780,496	777,730	691,111	683,142	647,706
Total customer funds (A)	980,562	985,703	873,618	849,402	809,494
Total equity	107,361	106,832	102,699	98,753	89,714

CAPITALIZATION (EUR million)
Shareholders' equity	118,613	116,265	105,977	102,402	91,663
Other comprehensive income	(22,141)	(21,776)	(15,039)	(14,362)	(10,858)
Stockholders' equity (B)	96,472	94,489	90,938	88,040	80,805
Non-controlling interest (including net income of the period)	10,889	12,344	11,761	10,713	8,909
Total equity	107,361	106,832	102,699	98,753	89,714
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (C)	8,368	7,116	6,448	6,091	3,276
Other Subordinated debt (D)	5,390	5,621	6,124	7,864	6,878
Preferred securities (E)	9,717	8,369	6,916	6,749	6,239
Preferred shares (E)	345	404	413	449	739
Total subordinated debt	23,820	21,510	19,902	21,153	17,132
Total capitalization	131,181	128,343	122,602	119,906	106,846

Stockholders’ Equity per average share (E)	5.97	6.14	6.20	6.14	6.70
Stockholders’ Equity per share at period end (B)	5.95	5.86	6.13	6.02	6.32

INCOME STATEMENT (EUR million)
Interest income / (charges)	34,341	34,296	31,089	32,812	29,547
Total income	48,424	48,355	44,232	45,895	42,612
Net operating income (F)	25,646	25,362	23,131	24,175	22,426
Operating profit/(loss) before tax	14,202	12,091	10,768	9,547	10,679
Profit from continuing operations	9,315	8,207	7,486	7,334	6,961
Profit attributable to the Parent	7,810	6,619	6,204	5,966	5,816

PERFORMANCE (%)
ROE (G)	8.21	7.14	6.99	6.61	7.75
RoTE (H)	11.70	10.41	10.38	9.99	12.75
ROA	0.64	0.58	0.56	0.55	0.58

SOLVENCY RATIOS (%)
Fully loaded CET1 (I)	11.30	10.84	10.55	10.05	8.27
Phased-in CET1 (I)	11.47	12.26	12.53	12.55	10.97

CREDIT QUALITY DATA
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.57%	2.74%	2.99%	3.24%	3.57%
Non-performing balances as a percentage of total gross loans (J)	3.78%	4.16%	4.00%	4.42%	5.30%
Allowances for total balances as a percentage of non-performing balances (J)	68.11%	65.97%	74.89%	73.39%	67.42%
Net loan charge-offs as a percentage of total gross loans	1.23%	1.36%	1.37%	1.34%	1.38%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (K)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.51%	2.66%	2.90%	3.19%	3.49%
Non-performing balances as a percentage of total loans and contingent liabilities (L) (J)	3.73%	4.08%	3.93%	4.36%	5.19%
Allowances for total balances as a percentage of non-performing balances (L) (J)	67.4%	65.2%	73.8%	73.1%	67.2%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.16%	1.29%	1.31%	1.29%	1.30%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	4,131,489	4,029,630	3,928,950	3,573,277	3,240,395
Shares (millions)	16,237	16,136	14,582	14,434	12,584
Share price (euros) (M)	3.973	5.479	4.877	4.483	6.881
Market capitalization (EUR million)	64,508	88,410	72,314	65,792	88,041
Payout ratio (N)	42.15%	45.29%	39.79%	38.02%	19.65%

PER SHARE INFORMATION
Average number of shares (EUR thousands) (O)	16,150,091	15,394,459	14,656,360	14,349,579	12,056,951
Basic earnings per share (euros) (M)	0.449	0.404	0.401	0.397	0.472
Basic earnings per share continuing operation (euros) (M)	0.449	0.404	0.401	0.397	0.474
Diluted earnings per share (euros) (M)	0.448	0.403	0.399	0.396	0.470
Diluted earnings per share continuing operation (euros) (M)	0.448	0.403	0.399	0.396	0.472
Remuneration (euros) (P)	0.23	0.22	0.21	0.20	0.60
Remuneration (US$) (P)	0.26	0.26	0.22	0.22	0.73

OPERATING DATA
Number of employees	202,713	202,251	188,492	193,863	185,405
Number of branches	13,217	13,697	12,235	13,030	12,951

(A) Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

(B) Equals the sum of the amounts included at the end of each year as “Shareholders’ Equity” and “Other comprehensive income” as stated in our consolidated financial statements included in Part 2 of this annual report on Form 20-F.  We have deducted the book value of treasury stock from stockholders’ equity.

(C) In December 2017 the subordinated debt issuer entities merged with Banco Santander, S.A.

(D) Other Subordinated debt amounts are at the subsidiary level.

(E) In our consolidated financial statements included in Part 2 of this annual report on Form 20-F, preferred securities and preferred shares are included under “Subordinated liabilities”.

(F) Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of "Total income", "Administrative expenses" and "Depreciation and amortization" as stated in our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

(G) The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity. In 2014, if for comparison purposes we include in the denominator the EUR 7,500 million capital increase made in January 2015, ROE would be 7.05%.

(H) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill – other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position. In 2014, if for comparison purposes we include in the denominator the EUR 7,500 million capital increase made in January 2015, ROTE would be 10.95%.

	(million euros, except percentages)
	2018	2017	2016	2015	2014
Profit attributable to the parent	7,810	6,619	6,204	5,966	5,816

Average equity	95,071	92,637	88,741	90,220	75,047
Effect of goodwill and other intangible assets	(28,331)	(29,043)	(28,972)	(30,486)	(29,446)
Average tangible equity	66,740	63,594	59,769	59,734	45,601

Return on equity (ROE)	8.21%	7.14%	6.99%	6.61%	7.75%
Return on tangible equity (ROTE)	11.70%	10.41%	10.38%	9.99%	12.75%

(I) 2018 data applying the IFRS9 transitional arrangements. Additionally, if for comparison purposes we had considered in 2014 the EUR 7,500 million capital increase made in January 2015, the CET1 Fully loaded would have been 9.65% and the CET1 Phased-in 12.24%.

(J) Reflect Bank of Spain classifications.  These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans.  See “Item 5. Other Industry Guide 3 disclosures - Bank of Spain’s Classification Requirements”.

(K) We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.

(L) Includes non-performing loans and contingent liabilities, securities and other assets to collect.
(M) 2016, 2015 and 2014 data adjusted to the capital increase of July 2017.

(N) The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not cash dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are EUR 432 million, EUR 543 million and EUR 579 million, for 2018, 2017 and 2016, respectively. The pay-out ratio for 2018 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2019.

(O) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(P) The shareholders at the annual shareholders’ meeting held on 19 June 2009 approved a remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2014 disclosed above, EUR 0.60, is calculated assuming that the four dividends for this year were paid in cash.

On 8 January 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted EUR 0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of EUR 0.05.

The Bank has paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of EUR 0.055 per share), November 2016 (scrip dividend of EUR 0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).

The Bank has paid the four dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of EUR 0.06 per share), November 2017 (scrip dividend of EUR 0.04 per share), February 2018 (cash dividend of 0.06 per share) and May 2018 (cash dividend EUR 0.06 per share).

The Bank has paid the first three dividends on account of the earnings for the 2018 financial year in August 2018 (cash dividend of EUR 0.065 per share), November 2018 (scrip dividend of EUR 0.035 per share) and February 2019 (cash dividend of 0.065 per share) and will pay the fourth dividend in May 2019 for an estimated gross amount per share of EUR 0.065.

The remuneration per share disclosed for each financial year includes the four dividends paid or to be paid on account of that financial year.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	2018	2017	2016	2015	2014
Allowances refers to:		(in millions of euros)
Allowances for total balances (A) (excluding country risk)	24,061	24,529	24,835	27,121	28,046
Allowances for contingent liabilities and commitments (excluding country risk)	776	614	457	616	652
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	23,285	23,915	24,378	26,505	27,394
Allowances referred to country risk and other	662	767	528	322	46
Allowances for total balances (excluding contingent liabilities and commitments)	23,947	24,682	24,906	26,827	27,440
Of which:
Allowances for customers	23,307	23,934	24,393	26,517	27,217
Allowances for credit institutions and other financial assets	5	18	15	19	79
Allowances for Debt instruments	635	730	498	291	144

(A)    Non-performing loans and contingent liabilities and other assets to collect.

ITEM  4. RISK FACTORS

1.	Macro-Economic and Political Risks
1.1 Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. At 31 December 2018, Continental Europe accounted for 43% of our total loan portfolio (Spain accounted for 23% of our total loan portfolio), the United Kingdom (where the loan portfolio consists primarily of residential mortgages) accounted for 29%, Latin America accounted for 17% (of which Brazil represents 8% of our total loan portfolio) and the United States accounted for 10%. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. In addition, we are exposed to sovereign debt in these regions (for more information on our exposure to sovereign debt, see note 51.d and note 54.b) 4.3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). A return to recessionary conditions in the economies of Continental Europe (in particular, Spain), the United Kingdom, some of the Latin American countries in which we operate or the United States, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.  See “Consolidated Directors’ Report—Economic and Financial Review” in Part 1 of this annual report on Form 20-F.

Our revenues are also subject to risk of loss from unfavourable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

The economies of some of the countries where we operate have been affected by a series of political events, including the UK’s vote to leave the EU in June 2016 and the UK’s subsequent negotiations with the EU, which are causing significant volatility (for more information, see the risk factor 1.2 entitled ‘Exposure to UK political developments, including the potential withdrawal of the UK from the European Union, could have a material adverse effect on us’). In 2017, the Catalonian region experienced several social and political movements calling for the region’s secession from Spain. As of the date of this report, there is still uncertainty regarding the outcome of political and social tensions in Catalonia, which could result in potential disruptions in business, financing conditions or the environment in which we operate in the region and in the rest of Spain. In addition, the tensions in 2018 between the Italian government and the EU over Italy’s fiscal policy and budget have contributed to increase instability. Continued or worsening political conflicts in the EU could have a negative impact on the economies of the EU and consequently could have a material adverse effect on our business, results of operations, financial condition and prospects. There can be no assurance that the European and global economic environments will not continue to be affected by political developments.

The economies of some of the countries where we operate, particularly in Latin America, have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. Brazil and Mexico held presidential elections in October 2018 and July 2018, respectively. As a result of these elections, both countries have changed their governments. We cannot predict which policies the new presidents may adopt or change during their mandate or the effect that any such policies might have on our business and on Brazilian and Mexican economies. Any such new policies or changes to current policies may have a material adverse effect on us. As of 31 December 2018, Latin America contributed 21% of the Group assets and 43% of the total operating areas’ underlying profit attributable to the parent.

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

Our earnings are affected by global and local economic and market conditions. There is a rise in protectionism, including as may be driven by populist sentiment and structural challenges facing developed economies. This rise could contribute to weaker global trade, potentially affecting our traditional lines of business. In addition, there is the potential for changes in immigration policies in multiple jurisdictions around the world, including the United States. Growing protectionism and restrictions on immigration could have a negative impact on the economies of the countries where we operate, which would also impact our operating results, financial condition and prospects.

1.2	Exposure to UK political developments, including the potential withdrawal of the UK from the European Union, could have a material adverse effect on us.

On 23 June 2016, the UK held a referendum (the UK EU Referendum) on its membership of the EU, in which a majority voted for the UK to leave the EU. Immediately following the result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, including a steep devaluation of the pound sterling. There remains significant uncertainty relating to the UK’s exit from, and future relationship with, the EU and the basis of the UK’s future trading relationship with the rest of the world.

On 29 March 2017, the UK Prime Minister gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. The delivery of the Article 50(2) notice triggered a two year period of negotiation to determine the terms on which the UK will exit the EU and the framework for the UK’s future relationship with the EU. Unless extended, the UK’s EU membership will cease after this two year period. On 21 March 2019, this period of negotioation was extended, and, unless a further extension is granted, the UK’s EU membership will now cease on 12 April 2019 (if the Withdrawl Agreement is not ratified by the UK Parliament) or on 22 May 2019 (if the Withdrawl Agreement is ratified by the UK Parliament).

There is a possibility that the UK’s EU membership ends at such time without reaching any agreement on the terms of its relationship with the EU going forward, and currently the Withdrawal Agreement, which provides for a transitional period whilst the Future Relationship is negotiated, has not been ratified by the UK Parliament.

A general election in the UK was held on 8 June 2017 (the General Election).  The General Election resulted in a hung parliament with no political party obtaining the majority required to form an outright government.  On 26 June 2017 it was announced that the Conservative party had reached an agreement with the Democratic Unionist Party (the DUP) in order for the Conservative party to form a minority government with legislative support (‘confidence and supply’) from the DUP. There is an ongoing possibility of an early general election ahead of 2022 and of a change of government.

The continuing uncertainty surrounding the Brexit outcome has had an effect on the UK economy, particularly towards the end of 2018, and this may continue into 2019.  Consumer and business confidence indicators have continued to fall (for example, the GfK consumer confidence index fell to -14 in January 2019) and this has had a significant impact on consumer spending and investment, both of which are vital components of economic growth.

The outcome of Brexit remains unclear, however, a “no-deal” Brexit continues to remain a possibility and the consensus view is that this would have a negative impact on the UK economy, affecting its growth prospects, based on scenarios put forward by such institutions as the Bank of England, the UK Government and other economic forecasters.

While the longer term effects of the UK’s imminent departure from the EU are difficult to predict, there is short term political and economic uncertainty. The Governor of the Bank of England warned that the UK exiting the EU without a deal could lead to considerable financial instability, a very significant fall in property prices, rising unemployment, depressed economic growth, higher inflation and interest rates. The Governor also warned that the Bank would not be able to apply interest rate reductions. This could inevitably affect the UK’s attractiveness as a global investment centre, and would likely have a detrimental impact on UK economic growth.

If a “no-deal” Brexit did occur, it would be likely that economic growth would slow significantly, and there could be severe adverse economic effects.

The UK’s imminent departure from the EU has also given rise to further calls for a second referendum on Scottish independence and raised questions over the future status of Northern Ireland. These developments, or the perception that they could occur, could have a material adverse effect on economic conditions and the stability of financial markets in the UK, and could significantly reduce market liquidity and restrict the ability of key market participants to operate in certain financial markets in this country.

Asset valuations, currency exchange rates and credit ratings may be particularly subject to increased market volatility if the negotiation of the UK’s exit from the EU continues in the run-up to 12 April 2019 (or such other date specified in any further extension of the Article 50(2) negotiation period) as a result of Parliament’s non-ratification of the Withdrawal Agreement. The major credit rating agencies changed their outlook to negative on the UK’s sovereign credit rating following the UK EU Referendum, and remains the same. In addition, our business in the UK is subject to substantial EU-derived regulation and oversight. Although legislation has been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the respective legal and regulatory environments in which Santander UK and its subsidiaries will operate when the UK is no longer a member of the EU, and the basis on which cross-border financial business will take place after the UK leaves the EU.

Operationally, Santander UK and other financial institutions may no longer be able to rely on the European passporting framework for financial services, and it is unclear what alternative regime may be in place following the UK’s departure from the EU. This uncertainty, and any actions taken as a result of this uncertainty, as well as new or amended rules, may have a significant impact on our operating results, financial condition and prospects.

Ongoing uncertainty within the UK Government and Parliament, including the rejection of the Withdrawal Agreement by the House of Commons, and the risk that this results in the Government falling could cause significant market and economic disruption, which could have a material adverse effect on our operations, financial condition and prospects.

Continued ambiguity relating to the UK’s withdrawal from the EU, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape in which Santander UK operates and could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us and, more generally, on our operating results, financial condition and prospects.

As of 31 December 2018, UK contributed 24% of the Group assets and 14% of the total operating areas’ underlying profit attributable to the parent.

1.3	We are vulnerable to the risks of a slowdown in one or more of the economies in which we operate, as well as disruptions and volatility in the global financial markets.

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

Conditions in the capital markets and the economy generally in the eurozone showed signs of fragility and volatility, with political tensions in Europe being particularly heightened in the past three years. In addition, interest rate spreads among eurozone countries affected government funding and borrowing rates in those economies. A reappearance of political tensions in the eurozone could have a material adverse effect on our operating results, financial condition and prospects.

The UK EU referendum and subsequent negotiations are causing significant volatility in the global stock and foreign exchange markets. On 27 October 2017, a Spanish region (Catalonia) declared independence from Spain resulting in subsequent intervention by the Spanish Government and causing political, social and economic instability in this region. In 2018, conflicts between the EU and Italy regarding fiscal policy have also contributed to increase instability. Following these events, the risk of further instability in the eurozone cannot be excluded.

In the past, the European Central Bank (ECB) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions. Our net exposure to sovereign debt at 31 December 2018 amounted to 138,901 million euros (9.5% of our total assets at that date) of which the main exposures relate to Spain, Poland and the United Kingdom with net exposure of 49,640 million euros (of which 27,078 million euros were financial assets at fair value through other comprehensive income), 11,229 million euros and 10,869 million, respectively. See more information in notes 51.d) and 54.b) 4.3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F. The risk of returning to fragile, volatile and political tensions exists if current ECB policies in place to control the crisis are normalized, the reforms aimed at improving productivity and competition do not progress, the closing of the bank union and other measures of integration is not deepened or anti-European groups succeed.

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

The Acquisition took place in execution of the resolution of the Steering Committee of the Spanish banking resolution authority (“FROB”) of 7 June 2017, adopting the measures required to implement the decision of the European banking resolution authority (the Single Resolution Board or “SRB”), in its Extended Executive Session of 7 June 2017, adopting the resolution scheme in respect of Banco Popular, in compliance with article 29 of Regulation (EU) No. 806/2014 of the European Parliament and Council of 15 July 2014, establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No. 1093/2010 (the “FROB Resolution”).

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

Since Banco Popular’s declaration of resolution, the cancellation and conversion of its capital instruments, and the subsequent transfer to Banco Santander of the shares resulting from that conversion through the resolution tool of selling the entity’s business, all under the rules of the single resolution framework indicated above, have no precedent in Spain or in any other EU member state, appeals against the FROB’s decision cannot be ruled out, nor can claims against Banco Popular, Banco Santander or other entities of the Group derived from or related to the Acquisition. Various investors, advisors or financial institutions have announced their intention to explore, and, in some cases, have already filed various claims relating to the Acquisition. As to those possible appeals or claims, it is not possible to anticipate the specific demands that might be made, or their financial impact (particularly as any such claims may not quantify their demands, may make new legal interpretations or may involve a large number of parties). The success of those appeals or claims could affect the Acquisition, including the payment of indemnification or compensation or settlements, and in any of those events have a material adverse effect on the results and financial condition of the Group. The estimated cost of potential compensations to Banco Popular shareholders recorded in the 2017 financial statements amounted to 680 million euros, of which 535 million euros were applied to the fidelity action.

It is also possible that, as a result of the Acquisition, Banco Popular, its directors, officers or employees and the entities controlled by Banco Popular may be the subject of claims, including, but not limited to, claims derived from investors’ acquisition of Banco Popular shares or capital instruments prior to the FROB Resolution (including specifically, but also not limited to, shares acquired in the context of the capital increase with preemptive subscription rights effected in 2016), which could have a material adverse effect on the results and financial condition of the Group. In this regard, on 3 April 2017, Banco Popular submitted a material fact (hecho relevante) to the Comisión Nacional del Mercado de Valores (the “CNMV” or “Spanish Securities Market Commission”) reporting some corrections that its internal audit unit had identified in relation to several figures in its financial statements for the year ended 31 December 2016. The board of directors of Banco Popular, being responsible for said financial statements, considered that, following a report of the audit committee, the circumstances did not represent, on an individual basis or taken as a whole, a significant impact that would justify the restatement of Banco Popular’s financial statements for the year ended 31 December 2016.

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

Banco Santander decided to make an offer to acquire Banco Popular because it believed, based on the public information available about Banco Popular and other information to which it had limited access for a short period of time, that the Acquisition would generate a series of synergies and benefits for the Group, resulting from the implementation of business management and operating models that are more efficient in terms of costs and income. Banco Santander may have overvalued those synergies, or they may fail to materialize, which could also have a material adverse effect on the Group. The risk analysis and assessment done prior to the Acquisition was based on available public information and remaining non-material information that was provided in the aforesaid review process. Banco Santander did not independently verify the accuracy, veracity or completeness of that information. It cannot be ruled out that the information provided by Banco Popular to the market or to Banco Santander might contain errors or omissions, nor can Banco Santander, in turn, guarantee that that information is accurate and complete. Therefore, some of the valuations used by Banco Santander as the basis of its acquisition decision may have been inaccurate, incomplete or out of date. Likewise, and given the specific features and urgency of the process through which Banco Santander acquired Banco Popular, no representations or warranties were obtained regarding Banco Popular’s assets, liabilities and business in general, other than those relating to the ownership of the shares acquired. Banco Santander could still find damaged or impaired assets, unknown risks or hidden liabilities, or situations that are currently unknown and that might result in material contingencies or exceed the Group’s current estimates, and those circumstances are not hedged or protected under the terms of the Acquisition, which, were they to materialize, might have a material adverse effect on the Group’s results and financial condition.

On 24 April 2018, we announced that the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. had agreed to an absorption of Banco Popular by Banco Santander. The legal absorption was effective on 28 September 2018 (see more information in note 3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). The integration of Banco Popular and its group of companies into the Group is difficult and complex and the costs, profits and synergies derived from that integration may not be in line with expectations. For example, Banco Santander might have to face difficulties and obstacles as a result of, among other things, the need to integrate, or even the existence of conflicts between the operating and administrative systems, and the control and risk management systems at the two banks, or the need to implement, integrate and harmonize different procedures and specific business operating systems and financial, information and accounting systems or any other systems of the two groups; and have to face losses of customers or assume contract terminations with various counterparties and for various reasons, which might determine the need to costs or losses of income that are unexpected or in amounts higher than anticipated. Similarly, the integration process may also cause changes or redundancies, especially in the Group’s business in Spain and Portugal, as well as additional or extraordinary costs or losses of income that make it necessary to make adjustments in the business or in the resources of the entities. All these circumstances could have a material adverse effect on the results and financial condition of the Group.

2.1.3 The integration of Banco Popular and its consequences could require a great deal of effort from Banco Santander and its management team.

The integration of Banco Popular into the Group requires a great deal of dedication and attention from Banco Santander’s management and staff, which could restrict its resources or prevent them from carrying out the Group’s business activities, and this could negatively impact its results and financial situation.

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

See details of the legal proceedings related to floor clauses in note 25 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

The estimates for these provisions and the estimate for maximum risk associated with the aforementioned floors clauses as described in note 25 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F were made by Banco Popular based on hypotheses, assumptions and premises it considered to be reasonable. However, these estimates may not be complete, may not have factored in all customers or former customers that could potentially file claims, the most recent facts or legal trends adopted by the Spanish and European courts, or any other circumstances that could be relevant for establishing the impact of floor clauses for Banco Popular and its group or the successful outcome of the claims filed in relation to these floor clauses. Consequently, the provisions made by Banco Popular or the estimate for maximum risk could prove to be inadequate, and may have to be increased to cover the impact of the different actions being processed in relation to floor clauses or to cover additional liabilities, which could lead to higher costs for the entity. This could have a material adverse effect on the Group’s results and financial situation.

At 31 December 2018 we considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately 900 million euros, as initially measured and without considering the returns performed. After the purchase of Banco Popular, 357 million euros provisions have been used by the

Group (238 million euros in 2017 and 119 million euros in 2018) mainly for refunds as a result of the extrajudicial process. As of 31 December 2018, the amount of the Group's provisions in relation to this matter amounts to 104 million euros which covers the probable risk.

2.2	Legal, Regulatory and Compliance Risks to Our Business Model
2.2.1	We are exposed to risk of loss from legal and regulatory proceedings.

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

We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2018, we had provisions for taxes, other legal contingencies and other provisions for 5,649 million euros. See more information in note 25.d) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

2.2.2	We are subject to substantial regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. In Spain and other jurisdictions where we operate, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest and in their product and services, and the prices and other terms they apply to them, is likely to continue. Therefore, the statutes, regulations and policies to which we are subject may be therefore changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation and implementing regulation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, the UK, Latin America and other jurisdictions, and further regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on the Bank or on its bank subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to the Bank, thereby negatively impacting the Bank. Future liquidity standards could require the Bank to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect its net interest margin. Moreover, the Bank's regulatory and supervisory authorities, periodically review the Bank's allowance for loan losses. Such regulators may require the Bank to increase its allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as required by these regulatory agencies, whose views may differ from those of the Bank's management, could have an adverse effect on the Bank’s earnings and financial condition. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

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

The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following. See more details in “Item 10. Supervision and Regulation.

Capital requirements, liquidity, funding and structural reform

Increasingly onerous capital requirements constitute one of the Bank's main regulatory challenges. Increasing capital requirements may adversely affect the Bank's profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, the Bank is subject to the Capital Requirements Regulation (Regulation (EU) No 575/2013) ("CRR") and the Capital Requirements Directive (Directive 2013/36/EU) ("CRD IV"), through which the EU began implementing the Basel III capital reforms from 1 January 2014. While the CRD IV required national transposition, the CRR was directly applicable in all the EU member states. This regulation is complemented by several binding technical standards and guidelines issued by the European Banking Authority ("EBA"), directly applicable in all EU member states, without the need for national implementation measures either. The implementation of the CRD IV into Spanish law has taken place through Royal Decree Law 14/2013 and Law 10/2014, Royal Decree 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. Credit institutions, such as the Bank, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 ("CET1") capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, the CRD IV also introduced five new capital buffer requirements that must be met with CET1 capital: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total risk weighted assets; (2) the institution-specific counter-cyclical capital buffer (consisting of the weighted average of the counter-cyclical capital buffer rates that apply in the jurisdictions where the relevant credit exposures are located), which may require as much as additional CET1 capital of 2.5% of total risk weighted assets or higher pursuant to the requirements set by the competent authority; (3) the G-SIIs buffer requiring additional CET1 of between 1% and 3.5% of risk weighted assets; (4) the other systemically important institutions buffer, which may be as much as 2% of risk weighted assets; and (5) the CET1 systemic risk buffer to prevent systemic or macro prudential risks of at least 1% of risk weighted assets (to be set by the competent authority). Entities are required to comply with the "combined buffer requirement" (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIIs buffer and the other systemically important institutions buffer, in each case as applicable to the institution). At 31 December 2018 Banco Santander, S.A. has a phase-in CET1 capital ratio of 11.47% and a phase-in total capital ratio of 14.98%.

As of the date of this report, the Bank is required to maintain a conservation buffer of additional CET1 capital of 2.5% of risk weighted assets, a G-SII buffer of additional CET1 capital of 1% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.2% of risk weighted assets.

Article 104 of the CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of 15 October 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the "SSM Regulation"), also contemplate that in addition to the minimum "Pillar 1" capital requirements and any applicable capital buffer, supervisory authorities may impose further "Pillar 2" capital requirements to cover other risks, including those not considered to be fully captured by the minimum capital requirements under the CRD IV or to address macro-prudential considerations. This may result in the imposition of additional capital requirements on the Bank and/or the Group pursuant to this "Pillar 2" framework. Any failure by the Bank and/or the Group to maintain its "Pillar 1" minimum regulatory capital ratios and any "Pillar 2" additional capital requirements could result in administrative actions or sanctions (including restrictions on discretionary payments), which, in turn, may have a material adverse impact on the Group's results of operations. The European Central Bank clarified in its "Frequently asked questions on the 2016 EU-wide stress test" (July 2016) that the institutions specific Pillar 2 capital will consist of two parts: Pillar 2 requirement and Pillar 2 guidance. Pillar 2 requirements are binding and breaches can have direct legal consequences for banks, while Pillar 2 guidance is not directly binding and a failure to meet Pillar 2 guidance does not automatically trigger legal action, even though the ECB expects banks to meet Pillar 2 guidance. Following this clarification, and the ones contained in the “EBA Pillar 2 Roadmap” (April 2017), it is understood that the Pillar 2 guidance is not relevant for the purposes of triggering the automatic restriction of the distribution and calculation of the "Maximum Distributable Amount" ("MDA").

The ECB is required to carry out, at least on an annual basis, assessments under the CRD IV of the additional "Pillar 2" capital requirements that may be imposed for each of the European banking institutions subject to the Single Supervisory Mechanism (the "SSM") and accordingly requirements may change from year to year. Any additional capital requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to these assessments may require the Bank and/or the Group to hold capital levels similar to, or higher than, those required under the full application of the CRD IV. There can be no assurance that the Group will be able to continue to maintain such capital ratios.

In addition to the above, the EBA published on 19 December 2014 its final guidelines for common procedures and methodologies in respect of its supervisory review and evaluation process ("SREP"). Included in this were the EBA's proposed guidelines for a common approach to determining the amount and composition of additional Pillar 2 capital requirements implemented on 1 January 2016. Under these guidelines, national supervisors must set a composition requirement for the Pillar 2 additional capital requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macro-prudential requirements; and, accordingly, the above "combined buffer requirement" is in addition to the minimum Pillar 1 capital requirement and to the additional Pillar 2 capital requirement.  Therefore capital buffers would be the first layer of capital to be eroded pursuant to the applicable stacking order, as set out in the "Opinion of the EBA on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions" published on 16 December 2015. In this regard, under Article 141 of the CRD IV, Member States of the EU must require that an institution that fails to meet the "combined buffer requirement" or the "Pillar 2" capital requirements described above, will be prohibited from paying any "discretionary payments" (which are defined broadly by the CRD IV as payments relating to CET1, variable remuneration and payments on Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the regulator and, once completed, such institution will be subject to restricted "discretionary payments". The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment". Such calculation will result in a MDA in each relevant period. As an example, the scaling is such that in the bottom quartile of the "combined buffer requirement", no "discretionary distributions" will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular, Article 48 of Law 10/2014 and Articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions. Furthermore, pursuant to the European Commission's Proposals (as defined below) amending the CRR and the BRRD, the calculation of the MDA, as well as consequences of, and pending, such calculation could also take place as a result of the breach of MREL (as defined below) and a breach of the minimum leverage ratio requirement.

In connection with this, the Issuer announced on 14 February 2019 that it had received from the ECB its decision regarding prudential minimum capital requirements as of 1 March 2019, following the results of SREP. The ECB decision requires the Bank to maintain a CET1 capital ratio of at least 9.7% on a consolidated basis. This 9.7% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (2.5%); the requirement deriving from its consideration as a G-SII (1.0%) and the counter-cyclical buffer (0.2%). The ECB decision also requires that the Issuer maintains a CET1 capital ratio of at least 8.6% on an individual basis. Taking into account the Bank's consolidated and individual current capital levels, these capital requirements do not imply any limitations on distributions in the form of dividends, variable remuneration and payments to holders of the Issuer's AT1 instruments.

In addition to the above, the CRR also includes a requirement for institutions to calculate a leverage ratio ("LR"), report it to their supervisors and to disclose it publicly from 1 January 2015 onwards. More precisely, Article 429 of the CRR requires institutions to calculate their LR in accordance with the methodology laid down in that article. In January 2014, the Basel Committee finalised a definition of how the LR should be prepared and set an indicative benchmark (namely 3% of Tier 1 capital). Such 3% Tier 1 LR has been tested during a monitoring period until the end of 2017 although the Basel Committee had already proposed the final calibration at 3% Tier 1 LR. Accordingly, the CRR does not currently contain a requirement for institutions to have a capital requirement based on the LR though prospective investors should note the European Commission's Proposals amending the CRR which contain a binding 3% Tier 1 LR requirement, that would be added to the own funds requirements in article 92 of the CRR, and which institutions must meet in addition to their risk-based requirements. Though the full implementation of the LR is currently under consultation as part of the proposals, under the latest Presidency compromise proposals of the Council of the European Union, any breach of this leverage ratio could also result in a requirement to determine the MDA and restrict discretionary payments to such MDA, as well as the consequences of, and pending, such calculation as specified above. Moreover, the potential for the introduction of a LR buffer for G-SIIs at some point in the future is also noted in the proposals.

On 9 November 2015, the Financial Stability Board (the "FSB") published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIIs such as the Bank. The final standard consists of an elaboration of the principles on loss absorbing and recapitalisation capacity of G-SIIs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity ("TLAC") for G-SIIs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIIs, and in the case of G-SIIs with more than one resolution group, each resolution group within the G-SII. The FSB will undertake a review of the technical implementation of the TLAC principles and term sheet on June 2019. The TLAC principles and term sheet established a minimum TLAC requirement to be determined individually for each G-SII at the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of 1 January 2019, and 6.75% as of 1 January 2022. Under the FSB TLAC standard, capital buffers stack on top of TLAC.

Furthermore, Article 45 of the European Bank Recovery and Resolution Directive (Directive 2014/59/EU) ("BRRD") provides that Member States shall ensure that institutions meet, at all times, a minimum requirement for own funds and eligible liabilities ("MREL"). The MREL shall be calculated as the amount of own funds and eligible liabilities expressed as a percentage of the total liabilities and own funds of the institution. The EBA was in charge of drafting regulatory technical standards on the criteria for determining MREL (the "MREL RTS"). On 3 July 2015 the EBA published the final draft MREL RTS. In application of Article 45(2)

of the BRRD, the current version of the MREL RTS is set out in a Commission Delegated Regulation (EU) No. 2016/1450 that was adopted by the Commission on 23 May 2016 (the "MREL Delegated Regulation").

The MREL requirement was scheduled to come into force by January 2016. However, article 8 of the MREL Delegated Regulation gave discretion to resolution authorities to determine appropriate transitional periods to each institution.

The European Commission committed to review the existing MREL rules with a view to provide full consistency with the TLAC standard by considering the findings of a report that the EBA is required to provide to the European Commission under Article 45(19) of the BRRD. On 14 December 2016, the EBA published its final report on the implementation and design of the MREL framework where it stated that, although there was no need to change the key principles underlying the MREL Delegated Regulation, certain changes would be necessary with a view to improve the technical soundness of the MREL framework and implement the TLAC standard as an integral component of the MREL framework. On 16 January 2019, the SRB published its policy statement on MREL for the second wave of resolution plans of the 2018 cycle, which will serve as a basis for setting binding MREL targets.

On 23 November 2016, the European Commission published, among others, a proposal for a European Directive amending CRR, the CRD IV Directive and the BRRD and a proposal for a European Regulation amending Regulation (EU) No. 806/2014 of the European Parliament and of the Council of 15 July 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No 1093/2010 (the "SRM Regulation") (said proposals together, the "European Commission's Proposals"). The proposals cover multiple areas, including the Pillar 2 framework, the leverage ratio, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of "non-preferred" senior debt that should only be bailed-in after junior ranking instruments but before other senior liabilities, changes to the definitions of Tier 2 and Additional Tier 1 instruments, the MREL framework and the integration of the TLAC standard into EU legislation as mentioned above. The proposals also cover a harmonised national insolvency ranking of unsecured debt instruments to facilitate the issuance by credit institutions of such "non-preferred" senior debt. The proposals are to be considered by the European Parliament and the Council of the EU and therefore remain subject to change. The final package of new legislation may not include all elements of the proposals and new or amended elements may be introduced through the course of the legislative process. Until all the proposals are in final form and are finally implemented into the relevant legislation, it is uncertain how the proposals will affect Banco Santander or the Holders.

One of the main objectives of these proposals is to implement the TLAC standard and to integrate the TLAC requirement into the general MREL rules (the "TLAC/MREL Requirements") thereby avoiding duplication from the application of two parallel requirements. As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed. The European Commission is proposing to integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be institution-specific and determined by the resolution authority. Under these proposals, institutions such as the Bank would continue to be subject to an institution-specific MREL requirement, which may be higher than the requirement of the TLAC standard.

The European Commission's Proposals require the introduction of limited adjustments to the existing MREL rules ensuring technical consistency with the structure of any requirements for G-SIIs. In particular, technical amendments to the existing rules on MREL are needed to align them with the TLAC standard regarding inter alia the denominators used for measuring loss-absorbing capacity, the interaction with capital buffer requirements, disclosure of risks to investors, and their application in relation to different resolution strategies. Implementation of the TLAC/MREL Requirements is expected to be phased-in from 1 January 2019 (a 16% minimum TLAC requirement) to 1 January 2022 (an 18% minimum TLAC requirement).

Additionally, with regard to the European Commission's proposal to create a new asset class of "non-preferred" senior debt, on 27 December 2017, Directive 2017/2399 amending Directive 2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy was published in the Official Journal of the European Union. Before that, Royal Decree-Law 11/2017, of 23 June, approving urgent measures on financial matters ("RDL 11/2017") created in Spain the new asset class of senior-non preferred debt.

According to the European Commission's proposal, any failure by an institution to meet the applicable minimum TLAC/MREL Requirements is intended to be treated in the same manner as a failure to meet minimum regulatory capital requirements (the imposition of restrictions or prohibitions on discretionary payments by the Bank), where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.

In relation to this, we announced on 24 May 2018 that we had been formally notified by the Bank of Spain the minimum (binding) requirement of MREL for the resolution group of Banco Santander, S.A. at the subconsolidated level, as determined by the Single Resolution Board (SRB). This MREL requirement was established at 114,482.84 million euros, which for reference purposes on the risk-weighted assets of the said resolution group at 31 December 2016 would be 24.35%, and must be met before 1 January 2020.

The MREL requirement coincides with the Group's expectations and is aligned with the financing plans. As of today, the aforementioned resolution group already meets this MREL requirement. Future requirements will be subject to continuous review by the regulator.

Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions who are members of the Basel Committee.

On 7 December 2017, the GHOS published the finalisation of the Basel III post-crisis regulatory reform agenda. This review of the regulatory framework covers credit, operational and credit valuation adjustment ("CVA") risks, introduces a floor to the consumption of capital by internal ratings-based methods ("IRB") and the revision of the calculation of the leverage ratio. The main features of the reform are: (i) a revised standard method for credit risk, which will improve the soundness and sensitivity to risk of the current method; (ii) modifications to the IRB methods for credit risk, including input floors to ensure a minimum level of conservatism in model parameters and limitations to its use for portfolios with low levels of noncompliance; (iii) regarding the CVA risk, and in connection with the above, the removal of any internally modelled method and the inclusion of a standardised and basic method; (iv) regarding the operations risk, the revision of the standard method, which will replace the current standard methods and the advanced measurement approaches (AMA); (v) the introduction of a leverage ratio buffer for G-SIIs; and (vi) regarding capital consumption, it establishes a minimum limit on the aggregate results (output floor), which prevents the risk-weighted assets of the banks generated by internal models from being lower than the 72.5% of the risk-weighted assets that are calculated with the standard methods of the Basel III framework.

The GHOS have extended the implementation of the revised minimum capital requirements for market risk until January 2022, to coincide with the implementation of the reviews of credit, operational and CVA risks.

In addition to the above, we should also comply with the liquidity coverage ratio ("LCR") requirements provided in CRR. According to article 460.2 of CRR, the LCR has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2018, our LCR was 158%, comfortably exceeding the regulatory requirement.

EU fiscal and banking union

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the Eurozone.

The banking union is expected to be achieved through new harmonised banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the SSM and the Single Resolution Mechanism ("SRM").

The SSM (comprised by both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the largest European banks (including the Bank), on 4 November 2014.

The SSM represented a significant change in the approach to bank supervision at a European and global level, and resulted in the direct supervision by the ECB of the largest financial institutions, including the Bank, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to continue working on the establishment of a new supervisory culture importing best practices from the 19 national competent authorities that are part of the SSM and promoting a level playing field across participating Member States. Several steps have already been taken in this regard such as the publication of the Supervisory Guidelines; the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (the "SSM Framework Regulation"); the approval of a Regulation (Regulation (EU) 2016/445 of the European Central Bank of 14 March 2016 on the exercise of options and discretions available in Union law) and a set of guidelines on the application of CRR's national options and discretions, etc. In addition, the SSM represents an extra cost for the financial institutions that funds it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund ("SRF"). Under the intergovernmental agreement ("IGA") signed by 26 EU member states on 21 May 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board ("SRB"), which is the central decision-making body of the SRM, started operating on 1 January 2015 and has fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The SRF is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with the BRRD).

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as the Bank's main supervisory authority may have a material impact on our business, financial condition and results of operations; in particular, the BRRD and Directive 2014/49/EU on deposit guarantee schemes which were published in the Official Journal of the EU on 12 June 2014. The BRRD was required to be implemented on or before 1 January 2015, although the bail-in tool only applies since 1 January 2016. The BRRD was fully implemented in Spain in June 2015 through Law 11/2015, of 18 June, on the Recovery and Resolution of Credit Institutions and Investment Firms ("Law 11/2015") and Royal Decree 1012/2015, of 6 November, implementing Law 11/2015 ("Royal Decree 1012/2015").

Moreover, regulations adopted on structural measures to improve the resilience of EU credit institutions may have a material impact on the Bank's business, financial condition, results of operations and prospects. These regulations, if adopted, may also cause us to invest significant management attention and resources to make any necessary changes.

General Data Protection Regulation

On 25 May 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the "General Data Protection Regulation" or "GDPR") became directly applicable in all Member States of the EU.  Spain has enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which has repealed the Spanish Organic Law 15/1999, of 13 December, on data protection.

Although a number of basic existing principles have remained the same, the GDPR has introduced extensive new obligations on data controllers and rights for data subjects, as well as new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million and fines of up to the higher of 2% of annual worldwide turnover or € 10 million (whichever is highest) for other specified infringements.

The implementation of the GDPR has required substantial amendments to the Bank's procedures and policies. The changes have impacted, and could further adversely impact, the Bank's business by increasing its operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR obligations, the Bank could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on the Bank's operations, financial condition and prospects.

Financial Transactions Tax

On 14 February 2013, the European Commission published a proposal for a Directive for a common Financial Transactions Tax ("FTT") in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the "participating Member States"). However, the FTT proposal remains subject to negotiation between participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and participating Member States may decide not to participate.

In particular, the Spanish government has recently submitted to the Parliament a draft of law for introducing the FTT in Spain. In principle, the FTT does not affect transactions involving bonds or debt or similar instruments, such as the Preferred Securities. Nevertheless, should the measure be finally passed, it would tax the acquisition of shares and ADRs of Spanish companies with a market capitalization of more than 1 billion, at a tax rate of 0.2%.

Banking Reform in the UK

The Financial Services (Banking Reform) Act 2013 (the Banking Reform Act) established a ring-fencing framework under the Financial Services and Markets Act 2000 (FSMA) pursuant to which UK banking groups that hold significant retail deposits were required to separate or ‘ring-fence’ their retail banking activities from their wholesale banking activities by 1 January 2019. The Santander UK group is subject to the ring-fencing regulatory regime introduced under the Banking Reform Act and adopted through secondary legislation which it is required to comply with from 1 January 2019.  Accordingly, the Santander UK group has implemented the separation – or ring-fencing - of its core retail and small business deposit taking activities from its wholesale markets and investment banking activities.

Santander UK plc, being the main banking entity within the ring-fenced part of the UK group, will serve our retail, commercial and corporate customers in the UK. The majority of our customer loans and assets as well as customer deposits and liabilities will remain within Santander UK plc or Cater Allen Limited, which is also a ring-fenced bank.  Wholesale markets and investment banking activities which, from 1 January 2019, are prohibited from being transacted within the ring-fenced bank principally included our derivatives business with financial institutions and certain corporates, elements of our short term markets business, Santander UK plc’s branches in Jersey and the Isle of Man, and the United States (US) branch of Abbey National Treasury Services plc (ANTS).

Implementation of ring-fencing has involved material structural and operational changes to Santander UK’s business and the corporate group structure in the UK during 2018. Following consent from the PRA to the application to the High Court of England and Wales (the Court) for approval of our ring-fencing transfer scheme (the Scheme), our Scheme was approved by the Court on 12 June 2018.

In accordance with the Scheme: (i) ANTS has transferred the majority of its business; with products, transactions, arrangements and customers and other stakeholders which are permitted in the ring fence transferred to Santander UK plc and products, transactions, arrangements and customers and other stakeholders which are prohibited within the ring-fence transferred to the London branch of Banco Santander S.A; and (ii) Santander UK plc has transferred its prohibited business and certain specified business that is permitted within the ring-fence to the London branch of Banco Santander S.A. These transfers of business were implemented during July 2018.

On 11 December 2018, the Royal Court of Jersey approved the transfer of the business of the Jersey branch of Santander UK plc to a new Jersey branch of ANTS, which is a member of the Santander UK group outside the ring-fence, by way of a court-sanctioned transfer scheme under Jersey law (the Jersey Scheme). On 13 December 2018, the Isle of Man High Court of Justice approved the transfer of the business of the Isle of Man branch of Santander UK plc to a new Isle of Man branch of ANTS, by way of a court-sanctioned transfer scheme under Isle of Man law (the Isle of Man Scheme). The effective date of the Jersey Scheme and the Isle of Man Scheme was 17 December 2018.

ANTS has ceased the activities of its US branch, and surrendered its US licence with effect from 14 December 2018.

Santander UK completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way we now conduct our business operations in the UK, there is a risk that Santander UK plc and/or Cater Allen Limited may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence or core, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the Group.

From 1 January 2019, if the Santander UK group were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on the group’s UK activities or, in the most serious of cases, forced restructuring of the UK group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK group. Any of those sanctions could, if imposed, have a material adverse effect on our operations, financial condition and prospects.

The restructuring activities and migrations of businesses, assets and customer relationships mentioned above have had a material impact on how the Santander UK group conducts its business. While it has sought to implement each of the required changes with minimal impact on customers, we are unable to predict with certainty the attitudes and reaction of our UK customers. The structural changes which have been required could have a material adverse effect on our operations, financial condition and prospects.

United States significant regulation

The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and, while the recent change in control of the House of Representatives makes significant statutory reforms less likely, we still believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated under United States law. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.

The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 10. Supervision and Regulation” for a summary of certain significant U.S. financial regulations applicable to our business.

Enhanced Prudential Standards

As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required Banco Santander to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by 1 July 2016. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its U.S. IHC, effective 1 July 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include, enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, stress-testing and capital planning requirements, resolution planning requirements and single counterparty credit limits. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.

In May 2018 the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”). Under EGRRCPA, bank holding companies with less than $100 billion in total consolidated assets were immediately exempt from certain enhanced prudential standards, while bank holding companies with between $100 million and $250 million in total consolidated assets will become exempt from certain enhanced prudential standards during November 2019 unless the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), at any time, determines that particular enhanced prudential standards should apply. EGRRCPA made clear that the Federal Reserve Board retained the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Banco Santander. In October 2018 the Federal Reserve Board and other U.S. banking agencies issued proposed rules to adjust the statutory thresholds at which certain enhanced prudential standards and other capital and liquidity standards apply to U.S. banking organizations with $100 billion or more in total consolidated assets, but the proposed rules would not apply to FBOs or U.S. IHCs of FBOs. The Federal Reserve Board indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear whether, and to what extent, Banco Santander and Santander Holdings USA would be eligible for regulatory relief under the proposal.

Resolution Planning

We are required to prepare and submit to the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A. (“Santander Bank”), must also submit a separate IDI resolution plan (“IDI plan”) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 19 December 2018 , and its most recent IDI plan on 28 June 2018. The deadline for our next 165(d) plan submission is currently unclear, as senior representatives from the Federal Reserve Board and FDIC have recently indicated that the annual submission requirement may be relaxed under a forthcoming revised 165(d) rule. FDIC Chairman Jelena McWilliams has indicated that no firm will be required to submit another IDI plan until the FDIC issues a revised IDI plan rule.

OTC Derivatives Regulation

Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of over-the-counter (“OTC”) derivatives, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission (“CFTC”) and of security-based swap dealers and major security-based swap participants with the SEC, and requires the CFTC and SEC to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. The CFTC has completed the majority of its regulations in this area, most of which are in effect. The SEC has also finalized many of its Title VII regulations, although a significant number are not yet in effect. Santander and Abbey National Treasury Services plc are provisionally registered as swap dealers with the CFTC. Santander does not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.

While most of the rules applicable to swap dealers have been fully implemented, others are still being phased in.  For example, the U.S. prudential regulatory agencies adopted final rules establishing initial and variation margin requirements for uncleared swaps and security-based swaps between prudentially-regulated swap dealers and certain counterparties, and the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still being phased in through 1 September 2020, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty (and their affiliates).  We are in the process of implementing these rules and believe that these rules and similar rules being considered by regulators in other jurisdictions, and the potential conflicts and inconsistencies between them, will likely increase our costs for engaging in swaps and other derivatives activities and present compliance challenges.

QFC Stay Rules

The U.S. banking agencies have adopted rules (the “QFC stay rules”) that impose contractual requirements on certain qualified financial contracts (“covered QFCs”) to which U.S. G-SIBs and the U.S. operations of foreign G-SIBs (together with U.S. G-SIBs, “covered entities”) are parties. Banco Santander’s U.S. operations, including Santander Bank, are treated as covered entities under the QFC stay rules.

Under the QFC stay rules, covered QFCs generally:

(1) must explicitly recognize the FDIC’s authority to stay the exercise of default rights under and transfer the covered QFC under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Act, and their implementing regulations; and

(2) may not (a) permit the exercise of any cross-default right against a covered entity based on an affiliate’s entry into receivership, insolvency, liquidation, resolution or similar proceedings, subject to certain creditor protections, or (b) prohibit the transfer of any credit enhancement (including a guarantee) provided by an affiliate in the G-SIB group that is a covered entity upon any affiliate in the G-SIB group entering into receivership, insolvency, liquidation, resolution, or similar proceedings.

The QFC stay rules establish a phased-in compliance schedule based on counterparty type. Covered QFCs to which all parties are covered entities must be remediated by 1 January 2019; covered QFCs to which all parties are either covered entities or certain other “financial counterparties,” as defined under the rules, must be remediated by 1 July 2019; and covered QFCs to which at least one party is neither a covered entity nor a financial counterparty must be remediated by 1 January 2020. The effect of the QFC stay rules is that if the U.S. operations of Banco Santander, including Santander Bank, enter into a new QFC with a counterparty on or after 1 January 2019, all existing QFCs between the U.S. operations of Banco Santander and the counterparty and all of the counterparty’s consolidated affiliates must be remediated to comply with the requirements of the QFC stay rules by the applicable compliance date.

The QFC stay rules could lead to increased compliance costs and could affect Banco Santander’s competitive position, as the rules do not apply to all of the firm’s competitors.

United States Capital, Liquidity and Related Requirements and Supervisory Actions

As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. In addition, as a U.S. bank holding company with $50 billion or more of total consolidated assets, Santander Holdings USA is currently subject to a modified version of the quantitative liquidity coverage ratio (“LCR”) requirement. The LCR is one of the liquidity components of the international Basel III framework, and requires firms to meet certain liquidity measures by holding an adequate amount of unencumbered high-quality liquid assets to cover its projected net cash outflows over a 30 day stress scenario window. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank. As discussed in the “Enhanced Prudential Standards” section above, the Federal Reserve Board has indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear how this proposal would impact Santander Holdings USA’s capital and liquidity requirements.

Total Loss-Absorbing Capacity and Long-Term Debt Requirements

In addition to the above mentioned capital and liquidity requirements, the Federal Reserve Board adopted a final rule on 15 December 2016 that establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements in the United States generally consistent with the FSB’s international TLAC standard. Santander Holdings USA is compliant with all applicable requirements under the final rule as of 1 January 2019. Compliance with the final TLAC rule has resulted in increased funding costs for Santander Holdings USA and, indirectly, the Bank.

Stress Testing and Capital Planning

Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States, including the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. In 2017, the Federal Reserve Board finalized a rule that removed the qualitative assessment that was part of CCAR for certain large and noncomplex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA. In April 2018, the Federal Reserve Board proposed a rule that would revise its capital buffer, stress testing and capital planning requirements to restructure how the Federal Reserve Board incorporates the results of supervisory stress testing into firms’ ongoing capital requirements, including by introducing stress buffer requirements that would apply on an ongoing basis and be calibrated to reflect firms’ projected losses under its stress tests. The proposed changes would affect the ongoing capital buffer requirements to which Santander Holdings USA is subject and could raise the regulatory capital ratios that Santander Holdings USA must maintain in order to avoid restrictions on dividends and other capital distributions. As discussed in the “Enhanced Prudential Standards” section above, the Federal Reserve Board has indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear how this proposal would impact stress testing and capital planning requirements for Santander Holdings USA.

Single Counterparty Credit Limits

In June 2018, the Federal Reserve Board issued a final rule implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as the Bank, and to certain large U.S. IHCs of FBOs, such as Santander Holdings USA. The rule will impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. This will become effective in January 2020 for the Bank and in July 2020 for Santander Holdings USA, and could adversely affect the financial position of the Bank's U.S. operations or of Santander Holdings USA.

Other Supervisory Actions and Restrictions on U.S. Activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. Furthermore, as part of the regular examination process, U.S. banking regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. Under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), the Federal Reserve Board has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with non-public supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

In addition to such confidential actions and restrictions, we have been, and continue to be, subject to public supervisory actions in the United States. On 15 September 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) had executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA had agreed to certain actions relating to planned capital distributions and to subject future capital distributions to the prior written approval of the Federal Reserve Board. On 24 August 2017, the Federal Reserve announced the termination of this enforcement action. Separately, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management. On 14 August 2018, the Federal Reserve announced the termination of this enforcement action. In addition, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program, SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. A response to this written agreement was submitted to the Federal Reserve of Boston in May 2017. The written agreement between Santander Holdings USA and the FRB Boston dated 21 March 2017 has not been terminated and remains in place.

Anti-Money Laundering and Economic Sanctions

A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an anti-money laundering (“AML”) program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the U.S. Department of the Treasury and U.S. federal and state bank regulatory agencies, as well as the U.S. Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements.

There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury against certain foreign countries, governments, individuals and entities to counter threats to the U.S. national security, foreign policy, or economy. In May 2018, the Trump administration announced that the United States would cease its participation in the Joint Comprehensive Plan of Action and re-impose sanctions relating to Iran following wind-down periods, the first which ended on 6 August 2018 and the second of which ended on 4 November 2018. The United States has now completed the process of fully re-imposing sanctions related to Iran that were in force prior to the initial Iran nuclear agreement, and US secondary sanctions once again target a wide range of Iran-related activities.

Failures to comply with applicable U.S. AML laws or regulations or economic sanctions could have severe legal and reputational consequences, including significant civil and criminal penalties, and certain AML violations could result in a termination of U.S. banking licenses. The lack of certainty on possible requirements arising from any new AML laws or sanctions could pose risks given the possible penalties for financial crime compliance failings. If such penalties are incurred then they could have a material adverse effect on our operations, financial condition and prospects. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ Bank Secrecy Act programs and compliance. Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant. See also “Item 10. Supervision and Regulation”.

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

It is important to highlight that even when a failure of or interruption in our systems or facilities is timely resolved or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expend in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behaviour, as well as represent a threat to our reputation.

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

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. Such a focus could result, for example, in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. Some of the laws in the relevant jurisdictions in which we operate, give the regulators the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with financial products. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Some of the regulatory regimes in the relevant jurisdictions in which we operate, require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities.  Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

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

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As a global bank, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

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

The Brazilian Federal Public Prosecutor’s Office, or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) benefit to us. On October 23, 2018, the officer was formally indicted and asked to present his defense, which was done on November 5th, 2018. Further developments depend on the receipt of the defense to be made by the other defendants. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

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

See also “Risk Factors – Legal, Regulatory and Compliance Risks – United States Significant Regulation – Anti-Money Laundering and Economic Sanctions.”

2.3 Liquidity and Financing Risks
2.3.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors make it difficult to eliminate completely these risks. Continued constraints in the supply of liquidity, including in inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities.

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

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of commercial depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition between banks or with other products, such as mutual funds, for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio (LCR) is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2018, our LCR ratio was 158%, above the 100% minimum requirement. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. The final definition of the NSFR approved by the Basel Committee in October 2014, has not yet come into effect. The Basel requirement still needs to be written into the CRR, which is expected to be published in 2019. At the end of 2018 this ratio stands at 114% for the Group and over 100% for most of our subsidiaries.

2.3.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

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

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

Banco Santander’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s Investors Service España, S.A., A stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In February 2017, Standard & Poor’s revised the outlook from stable to positive reflecting the revised funding plans announced by us, which give Standard & Poor’s comfort that we will build a substantial additional loss absorbing capacity buffer over the next two years. In June 2017, Standard & Poor’s revised the outlook from positive to stable as a result of the risks associated with the acquisition of Banco Popular. Following the upgrade of the Spanish sovereign rating, in April 2018 Standard & Poor’s and Moody’s upgraded their ratings from A- to A and from A3 to A2, respectively, and in July 2018 Fitch confirmed its rating and outlook.

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: Aa3 with positive outlook by Moody’s Investors Service, A with stable outlook by Standard & Poor’s Ratings Services and A+ stable outlook by Fitch Ratings.

Banco Santander (Brasil)’s long-term debt in foreign currency is currently rated BB- with a stable outlook by Standard &Poor’s Ratings Services and Ba3 with a stable outlook by Moody’s Investors Service.

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2018, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch we would be required to post up to €89 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to €249 million in additional collateral. We estimate that as of 31 December 2018, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £3.6 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch downgrade would result in a further outflow of £0.2 billion of cash and collateral under secured funding and derivatives contracts.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of our long-term credit rating precipitates downgrades to our short-term credit rating, and assumptions about the potential behaviours of various customers, investors and counterparties. Actual outflows could be higher or lower than the preceding hypothetical examples, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

As a result of the integration and absorption of Banco Popular by Banco Santander (see note 3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F), the perception of the rating agencies on Santander could be affected and our credit ratings could be downgraded.

There can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

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

Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no precise method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see “– 2.6.1 – Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.”

Mortgage loans are one of our principal assets, comprising 45% of our loan portfolio as of 31 December 2018. Our exposure is concentrated in residential mortgage loans, especially in Spain and the United Kingdom. During late 2007, following an earlier period of increased demand, the housing market began to adjust downward in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. From 2008 to 2013, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility caused home prices to decline, while mortgage delinquencies and forbearances increased. At 31 December 2018, the NPL ratio of residential mortgage loans for the Group in Spain and the UK was 3.9% and 1.2%, respectively.

As a result of these and other factors, our NPL ratio increased from 0.94% at 31 December 2007, to 2.02% at 31 December 2008, to 3.24% at 31 December 2009, to 3.54% at 31 December 2010, to 3.90% at 31 December 2011, to 4.54% at 31 December 2012 and to 5.64% at 31 December 2013. The trend changed in 2014 as our NPL ratio decreased to 5.19% at 31 December 2014, to 4.36% at 31 December 2015 and to 3.93% at 31 December 2016. At 31 December 2017 the NPL ratio stood at 4.08% impacted by the acquisition of Banco Popular (see “2.1 Risks relating to the acquisition of Banco Popular”) and at 31 December 2018 it improved to 3.73%. Coverage as of 31 December 2018 was 67.4% as compared to 65.2% a year earlier. We can provide no assurance that our NPL ratio will not increase again as a result of the aforementioned and other factors. High unemployment rates, coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the financial crisis and the acquisition of Banco Popular, led to the accumulation of illiquid assets, including mainly foreclosed assets that as of today are mostly sold, with lower profitability than our current targets. If similar or different situations lead us to again accumulate illiquid assets, such assets could negatively affect our ability to reach out current profitability targets.

At 31 December 2018, the gross amount of Group refinancing and restructuring operations was 41,234 million euros (4.6% of total gross loans and credits), of which 16,048 million euros have real estate collateral. At the same date, the net amount of non-current assets held for sale totalled 5,426 million euros, of which 5,334 million euros were foreclosed assets, with a coverage ratio of 49% on the gross amount of these assets.

The Group is subject to the regulation on “Large Risks” contained in the EU Capital Requirements Regulation (CRR), according to which the exposure contracted by an entity with a customer or group of customers linked among themselves will be considered a “large exposure” when it equates to 10% or more of eligible capital. In addition, in order to limit large exposures, no institution may assume an exposure to any single customer or group of connected customers whose value exceeds 25% of the institution's eligible capital, after taking into account the effect of the credit risk reduction contained in the standard.

At 31 December 2018, following the application of risk mitigation mechanisms, no group had reached the aforementioned thresholds. Regulatory credit exposure of the 20 largest groups within the scope of large risks represented 4.47% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2018.

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

In addition, auto industry technology changes, accelerated by environmental rules, could affect our auto consumer business in the EU and the US, particularly residual values of leased vehicles, which could have a material adverse effect on our operating results, financial condition and prospects.

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

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. The recent volatility in the value of the pound sterling in the wake of the June 2016 UK referendum (see risk factor 1.2 “Exposure to UK political developments, including the ongoing negotiations between the UK and the European Union, could have a material adverse effect on us”) may persist as negotiations continue and could adversely impact our UK customers and counterparties, as well as the overall results and prospects of our UK operations. The continued depreciation of the Latin American currencies against the U.S. dollar could make our Latin American subsidiaries’ foreign currency-linked obligations and funding more expensive and have similar consequences for our borrowers in Latin America.

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

See note 54.c.2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F for more detail about the structural risks on our balance sheet.

If any of these risks were to materialize, NII or the market value of the Group's assets and liabilities could suffer a material adverse impact.

2.5.2 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past ten years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

Market practices and documentation for derivative transactions differ by country. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions and could have a material adverse effect on us.

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

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modelling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behaviour of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them. Any of these possible situations could limit our ability to expand our businesses or have a material impact on our financial results

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

Our board of directors is responsible for the approval of the Group’s general policies and strategies, and in particular for the general risk policy. In addition to the executive committee, which maintains a special focus on risk, the board has a specific risk supervision, regulation and compliance committee. See more information in note 54.a)2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F and in “Consolidated Directors’ Report—Corporate Governance—4. Board of directors” in Part 1 of this annual report on Form 20-F.

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

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate; for example the telecommunications network.  Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers.  As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see “Consolidated Directors’ Report—Risk Management Report” in Part 1 of this annual report on Form 20-F.

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

2.8 Risks Related to Our Business and Industry
2.8.1 The financial problems faced by our customers could adversely affect us.

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

At 31 December 2018, our provision for pensions and other obligations amounted to 6,791 million euros. See more information in note 25.c) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

2.8.3 We depend in part upon dividends and other funds from subsidiaries.

Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from our Argentine subsidiaries have been subject to certain restrictions and there is no assurance that further restrictions will not be imposed. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors. We also have to comply with increased capital requirements, which could result in the imposition of restrictions or prohibitions on discretionary payments including the payment of dividends and other distributions to us by our subsidiaries.

At 31 December 2018, dividend income for Banco Santander, S.A. represents 40% of its total income.

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

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behaviour, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including cryptocurrencies and payment systems, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms in recent years could negatively impact our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate changes to our retail distribution strategy, which may include closing and/or selling certain branches and restructuring our remaining branches and work force. These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to swiftly and effectively implement such changes to our distribution strategy could have an adverse effect our competitive position.

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

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during all their life cycle. However, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behaviour. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

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

2.8.7 Santander Consumer USA Inc.'s ("SCUSA") financing agreement (the "Chrysler Agreement") with Fiat Chrysler Automobiles US LLC ("FCA") may not result in currently anticipated levels of growth and is subject to certain performance conditions that could result in termination of the agreement. In addition, FCA has the option to acquire an equity participation in the Chrysler Capital portion of SCUSA's business. Any of these events could have a material adverse impact on SCUSA’s business, financial condition and results of operations and consequently an adverse impact on us.

In February 2013, SCUSA entered into the Chrysler Agreement with FCA through which SCUSA launched the Chrysler Capital brand. Under the Chrysler Agreement, which launched 1 May 2013, private-label loans and leases to facilitate the purchase of FCA vehicles by consumers and FCA-franchised automotive dealers are originated.

Under the Chrysler Agreement, FCA has the option to acquire, at fair market value, an equity participation in the business offering by providing the financial services contemplated by the Chrysler Agreement. FCA has announced its intention to establish a captive US auto finance unit and indicated that acquiring Chrysler Capital is one option it will consider. There is no maximum limit on the size of FCA's potential equity participation in such an entity. Although the Chrysler Agreement contains provisions that are designed to address a situation in which the parties disagree on the fair market value of the equity participation interest, there is a risk that SCUSA may ultimately receive less than what SCUSA believes to be the fair market value for that interest, and the loss of SCUSA's associated revenue and profits may not be offset fully by the immediate proceeds of such interest.

Moreover, the Chrysler Agreement is subject to early termination in certain circumstances, including the failure by either party to comply with certain of their ongoing obligations under the Chrysler Agreement. SCUSA's obligations include meeting specified escalating penetration rates for the first five years of the agreement. SCUSA did not meet these penetration rates. If SCUSA continues not to meet these specified penetration rates, FCA may elect to terminate the Chrysler Agreement.

On 11 July 2018, in order to facilitate discussions regarding the Chrysler Agreement, FCA and SCUSA entered into a tolling agreement pursuant to which the parties agreed to preserve their respective rights, claims and defences under the Chrysler Agreement as they existed on 30 April 2018 and to refrain from delivering a written notice to the other party until 31 December 2018.

Termination or modification of the Chrysler Agreements, or FCA’s acquisition of the business, depending on the terms of such termination, modification or acquisition option, could trigger an evaluation of the goodwill associated with our acquisition of SCUSA, which could require the goodwill to be written down if SCUSA's financial condition is materially adversely affected.

If FCA exercises its purchase option, if the Chrysler Agreement were to terminate, or SCUSA otherwise is unable to realize the expected benefits of its relationship with FCA, there could be a materially adverse impact to SCUSA’s business, financial condition and results of operations and consequently an adverse impact on us.

As of 31 December 2018, SCUSA contributed 3% of the Group assets and 5% of the total operating areas’ underlying profit attributable to the parent.

2.8.8 Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized at Group level in 2016, in 2017 we recognized impairment of goodwill of €799 million in Santander Consumer USA and €100 million in Carfinco Financial Group. No material impairment of goodwill was recognized at Group level in 2018. (See note 17 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

2.8.9 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

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

2.8.10 We rely on third parties and affiliates for important products and services.

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

2.8.11 Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behaviour, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

We may be the subject of misinformation and misrepresentations deliberately propagated to harm our reputation or for other deceitful purposes, or by profiteering short sellers seeking to gain an illegal market advantage by spreading false information about us. There can be no assurance that we will effectively neutralize and contain a false information that may be propagated regarding the Group, which could have an adverse effect on our operating results, financial condition and prospects.

2.8.12 We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

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

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts may not be resolved in our favour.

2.8.13	We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. For example, in 2017, the FCA announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms, such as the EONIA replacement by €STR and the EURIBOR review, may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Group. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates; (iii) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (iv) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (v) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks, and the timing of and mechanisms for implementation have not yet been confirmed by central banks. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

2.9 Financial Reporting and Control Risks
2.9.1 Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see note 1 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

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

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms.

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

ITEM 5. INFORMATION ON THE COMPANY

Average Balance Sheets and Interest Rates

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the past three years. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities. Prior to 2017 we differentiated between domestic and international balances on the basis of the domicile of the customer. Beginning in 2017 we have adjusted our methodology to focus on the domicile of the applicable Group entity, as described above. We have reflected the average balances and interest rates for the periods ended 31 December 2018, 2017 and 2016 using this new methodology.

To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International – Mature markets’ which include Continental Europe (except for Spain and Poland), United Kingdom and United States and ‘International – Developing markets’ which include Latin America and Poland.

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

•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See note 2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F for a discussion of our accounting policies for hedging activities;

•We have stated average balances on a net basis, netting our allowances for credit losses; and

•All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

	Year ended 31 December,
	2018			2017			2016
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks and credit entities	192,669	2,875	1.49%	182,712	3,721	2.04%	163,420	4,478	2.74%
Domestic	75,250	188	0.25%	59,335	119	0.20%	47,985	171	0.36%
International - Mature markets	66,326	342	0.52%	68,312	195	0.29%	64,446	159	0.25%
International - Developing markets	51,093	2,345	4.59%	55,065	3,407	6.19%	50,989	4,148	8.14%

Loans and credits	861,327	43,489	5.05%	824,226	43,640	5.29%	781,509	42,578	5.45%
Domestic	240,845	5,366	2.23%	220,067	4,828	2.19%	175,751	3,967	2.26%
International - Mature markets	451,034	17,287	3.83%	433,894	17,153	3.95%	448,382	18,732	4.18%
International - Developing markets	169,448	20,836	12.30%	170,265	21,659	12.72%	157,376	19,879	12.63%

Debt securities	192,193	6,429	3.35%	197,909	7,141	3.61%	181,189	6,927	3.82%
Domestic	70,746	1,007	1.42%	73,166	1,315	1.80%	65,026	1,060	1.63%
International - Mature markets	55,173	792	1.44%	56,602	821	1.45%	55,537	803	1.45%
International - Developing markets	66,274	4,630	6.99%	68,141	5,005	7.35%	60,626	5,064	8.35%

Income from hedging operations		305			507			589
Domestic		(37)			2			56
International - Mature markets		(37)			(234)			(474)
International - Developing markets		379			739			1,007

Other interest		1,227			1,032			584
Domestic		617			432			194
International - Mature markets		407			330			282
International - Developing markets		203			270			108

Total Interest earning assets	1,246,189	54,325	4.36%	1,204,847	56,041	4.65%	1,126,118	55,156	4.90%
Domestic	386,841	7,141	1.85%	352,568	6,696	1.90%	288,762	5,448	1.89%
International - Mature markets	572,533	18,791	3.28%	558,808	18,265	3.27%	568,365	19,502	3.43%
International - Developing markets	286,815	28,393	9.90%	293,471	31,080	10.59%	268,991	30,206	11.23%
Other non-interest earning assets	196,672			202,834			211,543
Assets from discontinued operations	-			-			-
Total Average Assets	1,442,861	54,325		1,407,681	56,041		1,337,661	55,156

Note: As of 31 December 2018, 2017 and 2016, Total average assets attributed to international activities accounted for 68%, 69% and 72%, respectively, of the Group’s Total average assets. (International - Mature markets  accounted for 45%, 45% and 49% and International - Developing markets accounted for 23%, 24% and 23%, respectively).

	Year ended 31 December,
	2018			2017			2016
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Due to credit entities and central banks	191,073	3,018	1.58%	182,268	2,261	1.24%	161,606	2,114	1.31%
Domestic	101,728	509	0.50%	93,873	261	0.28%	76,322	256	0.34%
International - Mature markets	57,768	659	1.14%	55,992	529	0.94%	55,677	519	0.93%
International - Developing markets	31,577	1,850	5.86%	32,403	1,471	4.54%	29,607	1,339	4.52%

Customer Deposits	773,578	9,062	1.17%	740,469	11,074	1.50%	679,394	12,885	1.90%
Domestic	250,470	882	0.35%	219,194	1,140	0.52%	177,028	936	0.53%
International - Mature markets	351,873	2,085	0.59%	351,034	1,919	0.55%	348,932	2,936	0.84%
International - Developing markets	171,235	6,095	3.56%	170,241	8,015	4.71%	153,434	9,013	5.87%

Marketable debt securities (A)	221,196	6,073	2.75%	216,720	6,651	3.07%	221,814	7,768	3.50%
Domestic	75,752	1,555	2.05%	74,029	1,489	2.01%	71,402	1,484	2.08%
International - Mature markets	111,863	2,550	2.28%	104,501	2,248	2.15%	110,092	2,293	2.08%
International - Developing markets	33,581	1,968	5.86%	38,190	2,914	7.63%	40,320	3,991	9.90%

Other interest bearing liabilities	7,261	186	2.56%	8,159	198	2.43%	8,458	201	2.38%
Domestic	5,470	91	1.66%	6,102	100	1.64%	6,470	117	1.81%
International - Mature markets	799	5	0.63%	940	6	0.64%	1,059	7	0.66%
International - Developing markets	992	90	9.07%	1,117	92	8.24%	929	77	8.29%

Expenses from hedging operations		24			(234)			(355)
Domestic		(83)			(27)			(166)
International - Mature markets		(108)			(256)			(366)
International - Developing markets		215			49			177

Other interest		1,620			1,795			1,454
Domestic		485			399			286
International - Mature markets		127			92			123
International - Developing markets		1,008			1,304			1,045

Total interest bearing liabilities	1,193,108	19,984	1.67%	1,147,616	21,745	1.89%	1,071,272	24,067	2.25%
Domestic	433,420	3,440	0.79%	393,198	3,362	0.86%	331,222	2,913	0.88%
International - Mature markets	522,303	5,318	1.02%	512,467	4,538	0.89%	515,760	5,512	1.07%
International - Developing markets	237,385	11,226	4.73%	241,951	13,845	5.72%	224,290	15,642	6.97%
Other non-interest bearing liabilities	143,798			155,072			166,026
Non-Controlling interest	10,884			12,356			11,622
Stockholders' Equity	95,071			92,637			88,741
Liabilities from discontinued operations	-			-			-
Total average liabilities and Stockholders' Equity	1,442,861	19,984		1,407,681	21,745		1,337,661	24,067

Note: As of 31 December 2018, 2017 and 2016, Total average liabilities attributed to international activities accounted for 63%, 65% and 67%, respectively, of the Group’s Total average liabilities. (International - Mature markets  accounted for 42%, 42% and 46% and International - Developing markets accounted for 21%, 22% and 22%, respectively).

(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.

Changes in Interest Income / (charges)—Volume and Rate Analysis

The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for 2018 compared to 2017 and 2017 compared to 2016. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘—Average Balance Sheets and Interest Rates’.

	Year ended 31 December,
	2018 / 2017
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	(131)	(715)	(846)
Domestic	36	33	69
International - Mature markets	65	82	147
International - Developing markets	(232)	(830)	(1,062)

Loans and credits	1,493	(1,644)	(151)
Domestic	462	76	538
International - Mature markets	1,134	(1,000)	134
International - Developing markets	(103)	(720)	(823)

Debt securities	(193)	(519)	(712)
Domestic	(42)	(266)	(308)
International - Mature markets	(16)	(13)	(29)
International - Developing markets	(135)	(240)	(375)

Income from hedging operations	(202)	0	(202)
Domestic	(39)	0	(39)
International - Mature markets	197	0	197
International - Developing markets	(360)	0	(360)

Other interest	195	0	195
Domestic	185	0	185
International - Mature markets	77	0	77
International - Developing markets	(67)	0	(67)

Total Interest earning assets	1,162	(2,878)	(1,716)
Domestic	602	(157)	445
International - Mature markets	1,457	(931)	526
International - Developing markets	(897)	(1,790)	(2,687)

	Year ended 31 December,
	2017 / 2016
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and due from central banks and credit entities	315	(1,072)	(757)
Domestic	34	(86)	(52)
International - Mature markets	(31)	67	36
International - Developing markets	312	(1,053)	(741)

Loans and credits	873	189	1,062
Domestic	975	(114)	861
International - Mature markets	(1,741)	162	(1,579)
International - Developing markets	1,639	141	1,780

Debt securities	557	(343)	214
Domestic	140	115	255
International - Mature markets	(172)	190	18
International - Developing markets	589	(648)	(59)

Income from hedging operations	(82)	0	(82)
Domestic	(54)	0	(54)
International - Mature markets	240	0	240
International - Developing markets	(268)	0	(268)

Other interest	448	0	448
Domestic	238	0	238
International - Mature markets	48	0	48
International - Developing markets	162	0	162

Total Interest earning assets	2,111	(1,226)	885
Domestic	1,333	(85)	1,248
International - Mature markets	(1,656)	419	(1,237)
International - Developing markets	2,434	(1,560)	874

	Year ended 31 December,
	2018 / 2017
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	45	712	757
Domestic	23	225	248
International - Mature markets	60	70	130
International - Developing markets	(38)	417	379

Customer Deposits	182	(2,194)	(2,012)
Domestic	147	(405)	(258)
International - Mature markets	(12)	178	166
International - Developing markets	47	(1,967)	(1,920)

Marketable debt securities	133	(711)	(578)
Domestic	35	31	66
International - Mature markets	422	(120)	302
International - Developing markets	(324)	(622)	(946)

Other interest bearing liabilities	(23)	11	(12)
Domestic	(10)	1	(9)
International - Mature markets	(2)	1	(1)
International - Developing markets	(11)	9	(2)

Expenses from hedging operations	258	0	258
Domestic	(56)	0	(56)
International - Mature markets	148	0	148
International - Developing markets	166	0	166

Other interest	(175)	0	(175)
Domestic	86	0	86
International - Mature markets	35	0	35
International - Developing markets	(296)	0	(296)

Total interest bearing liabilities	420	(2,181)	(1,761)
Domestic	225	(147)	78
International - Mature markets	651	129	780
International - Developing markets	(456)	(2,163)	(2,619)

	Year ended 31 December,
	2017 / 2016
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Due to credit entities and central banks	122	25	147
Domestic	53	(48)	5
International - Mature markets	(58)	68	10
International - Developing markets	127	5	132

Customer Deposits	656	(2,467)	(1,811)
Domestic	220	(16)	204
International - Mature markets	(482)	(535)	(1,017)
International - Developing markets	918	(1,916)	(998)

Marketable debt securities	(257)	(860)	(1,117)
Domestic	54	(49)	5
International - Mature markets	(109)	64	(45)
International - Developing markets	(202)	(875)	(1,077)

Other interest bearing liabilities	(3)	0	(3)
Domestic	(6)	(11)	(17)
International - Mature markets	(12)	11	(1)
International - Developing markets	15	0	15

Expenses from hedging operations	121	0	121
Domestic	139	0	139
International - Mature markets	110	0	110
International - Developing markets	(128)	0	(128)

Other interest	341	0	341
Domestic	113	0	113
International - Mature markets	(31)	0	(31)
International - Developing markets	259	0	259

Total interest bearing liabilities	980	(3,302)	(2,322)
Domestic	573	(124)	449
International - Mature markets	(582)	(392)	(974)
International - Developing markets	989	(2,786)	(1,797)

Earning Assets—Yield Spread

The following table analyses our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘—Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2018	2017	2016
	(in millions of euros, except percentages)
Average interest earning assets	1,246,189	1,204,847	1,126,118
Domestic	386,841	352,568	288,762
International - Mature markets	572,533	558,808	568,365
International - Developing markets	286,815	293,471	268,991

Interest and similar income	54,325	56,041	55,156
Domestic	7,141	6,696	5,448
International - Mature markets	18,791	18,265	19,502
International - Developing markets	28,393	31,080	30,206

Interest income / (charges) (A)	34,341	34,296	31,089
Domestic	3,701	3,334	2,535
International - Mature markets	13,473	13,727	13,990
International - Developing markets	17,167	17,235	14,564

Gross yield (B)	4.36%	4.65%	4.90%
Domestic	1.85%	1.90%	1.89%
International - Mature markets	3.28%	3.27%	3.43%
International - Developing markets	9.90%	10.59%	11.23%

Net yield (C)	2.76%	2.85%	2.76%
Domestic	0.96%	0.95%	0.88%
International - Mature markets	2.35%	2.46%	2.46%
International - Developing markets	5.99%	5.87%	5.41%

Yield spread (D)	2.68%	2.76%	2.65%
Domestic	1.05%	1.04%	1.01%
International - Mature markets	2.26%	2.38%	2.36%
International - Developing markets	5.17%	4.87%	4.26%

(A)Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” in the consolidated financial statements included in Part 2 of this annual report on Form 20-F.

(B)Gross yield is the quotient of interest income divided by average earning assets.

(C)Net yield is the quotient of interest income / (charges) divided by average earning assets.

(D)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread for 2018 and 2017, see “Consolidated Directors’ Report - Economic and Financial Review - Section 3. Group financial performance - 3.2 Results” in Part 1 of this annual report on Form 20-F and for 2016, see “Item 6. Supplement to the operating and financial review disclosure in the directors’ report - Consolidated income statement. - Variations 2017 compared to 2016”.

Interest-Earning Assets

The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled ‘—Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2018	2017	2016

Cash and due from central banks and credit entities	15.46%	15.16%	14.51%
Domestic	6.04%	4.92%	4.26%
International - Mature markets	5.32%	5.67%	5.72%
International - Developing markets	4.10%	4.57%	4.53%

Loans and credits	69.12%	68.41%	69.40%
Domestic	19.33%	18.27%	15.61%
International - Mature markets	36.19%	36.01%	39.82%
International - Developing markets	13.60%	14.13%	13.98%

Debt securities	15.42%	16.43%	16.09%
Domestic	5.68%	6.07%	5.77%
International - Mature markets	4.43%	4.70%	4.93%
International - Developing markets	5.32%	5.66%	5.38%

Other Industry Guide 3 Disclosures

Assets

Investment Securities

At 31 December 2018, the book value of our investment securities was EUR 205,993 billion (representing 14% of our total assets). These investment securities had a yield of 3.41% compared with a yield of 3.71% in 2017 and a yield of 3.64% in 2016. Approximately EUR 50.4 billion, or 24.5%, of our investment securities at 31 December 2018 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

	Year Ended 31 December
	2018	2017	2016
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	48,727	57,362	43,985
Other domestic issuer:
Public authorities	1,761	1,826	1,712
Other domestic issuer	4,748	5,271	6,146
Total domestic	55,236	64,459	51,843
International-
United States:
U.S. Treasury and other U.S. Government agencies	9,626	11,288	12,651
States and political subdivisions	736	180	407
Other securities	6,833	8,194	10,567
Total United States	17,195	19,662	23,625
Other:
Governments	89,595	87,748	90,005
Other securities	29,098	27,482	25,839
Total Other	118,693	115,230	115,844
Total International	135,888	134,892	139,469

Total Debt Securities	191,124	199,351	191,312

Equity securities
Domestic	4,225	4,981	3,826
International-
United States	944	839	1,070
Other	9,700	21,256	15,634
Total international	10,644	22,095	16,704
	-	-	-
Total Equity Securities	14,869	27,076	20,530
	-	-	-
Total Investment Securities	205,993	226,427	211,842

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of 31 December 2018 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of 31 December 2018
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders' equity:
Spanish Government	50,488	50,609
Brazilian Government	36,583	36,738
Mexican Government	11,266	11,266
Polish Government	10,489	10,489

Near 10% of stockholder´s equity:
UK Government	9,512	9,512
Portuguese Government	6,943	6,946

The following table shows the maturities of our debt securities as of 31 December 2018.

	Year Ended 31 December 2018
			Maturing		Maturing
	Maturing	Yield	Between	Yield	Between	Yield	Maturing	Yield
	Within	Within	1 and	1 and	5 and	5 and	After	After
	1 Year	1 Year	5 Years	5 Years	10 Years	10 Years	10 Years	10 Years	Total
Debt securities	(in millions of euros)
Domestic:
Spanish Government	10,957	0.39%	16,820	1.73%	11,119	2.15%	9,832	3.07%	48,727
Other domestic issuer:
Public authorities	1,050	1.42%	441	1.59%	50	2.89%	219	1.90%	1,761
Other domestic issuer	3,123	0.61%	594	2.48%	526	3.41%	505	2.45%	4,748
Total domestic	15,129		17,855		11,695		10,556		55,236
International:	-		-		-		-		-
United States:
U.S. Treasury and other U.S. Government agencies	2,123	1.94%	1,790	1.65%	73	2.91%	5,640	3.20%	9,626
States and political subdivisions	423	0.35%	61	3.72%	80	3.73%	173	4.25%	736
Other securities	651	4.62%	751	2.37%	533	3.04%	4,899	3.07%	6,833
Total United States	3,196		2,601		686		10,712		17,195
Other:	-		-		-		-
Governments	27,242	2.65%	29,153	7.17%	27,506	3.61%	5,694	9.09%	89,595
Other securities	12,911	1.78%	7,786	4.18%	3,384	2.95%	5,017	1.73%	29,098
Total Other	40,153		36,940		30,890		10,711		118,693
Total International	43,349		39,541		31,576		21,423		135,889
	-		-		-		-
Total debt investment securities	58,478		57,396		43,271		31,979		191,124

Loan Portfolio

At 31 December 2018, our total loans and advances to customers equalled EUR 906.2 billion (62% of our total assets). Net of allowances for credit losses, loans and advances to customers equalled EUR 882.9 billion at 31 December 2018 (61% of our total assets). In addition to loans, we had outstanding as of 31 December 2018, 2017, 2016, 2015 and 2014  EUR 217.9 billion, EUR 207.7 billion, EUR 202.1 billion, EUR 195.6 billion and EUR 183.0 billion, respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

		At 31 December,
	2018	2017	2016	2015	2014
	(in millions of euros)
Loans to borrowers in Spain: (B):
Spanish Government	13,615	16,470	14,127	13,993	17,465
Commercial, financial, agricultural and industrial	70,312	57,495	39,950	32,426	46,355
Real estate and construction (A)	16,076	17,723	13,506	20,439	24,673
Mortgages loans	84,849	87,872	65,314	69,234	60,583
Instalment loans to individuals	21,589	24,058	17,016	14,654	11,644
Lease financing	5,059	5,328	3,684	3,472	3,267
Other	4,264	18,500	7,775	13,639	8,384
Total	215,764	227,446	161,372	167,856	172,371

Loans to borrowers outside Spain: (B):
Non-Spanish Governments	10,952	18,577	16,843	7,772	7,053
Commercial and industrial	360,158	317,172	286,165	276,895	253,843
Mortgage loans	291,381	276,762	310,533	322,816	296,236
Other	27,973	32,892	39,950	42,026	32,425
Total	690,464	645,403	653,491	649,509	589,557

Total loans and advances to customers, gross	906,228	872,849	814,863	817,365	761,928

Allowance for loan losses (C)	(23,307)	(23,934)	(24,393)	(26,517)	(27,217)

Total loans and advances to customers, net of allowances	882,921	848,915	790,470	790,848	734,711

(A)  As of 31 December 2018, the portfolio of loans to real estate and construction companies included EUR 4,812 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to EUR 6,472 million, EUR 5,515 million, EUR 7,388 million and EUR 9,349 million of such loans in 2017, 2016, 2015 and 2014, respectively. Includes other mortgages to real estate and construction companies.

(B)  Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

(C)  Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Selected financial data”.

At 31 December 2018, our loans and advances to associated companies and jointly controlled entities amounted to EUR 6,142 million (see notes 5.f) and 53 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at 31 December 2018 was EUR 1.6 billion (0.2% of total loans and advances, including government-related loans), and the five next largest exposures totalled EUR 6.1 billion (0.7% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of 31 December 2018.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (A)
Spanish Government	1,557	0.63%	3,877	1.67%	8,181	1.91%	13,615	1.50%
Commercial, financial, agriculture and industrial	31,163	12.66%	19,600	8.45%	19,549	4.57%	70,312	7.76%
Real estate and construction	2,242	0.91%	3,575	1.54%	10,259	2.40%	16,076	1.77%
Mortgages loans	3,144	1.28%	2,808	1.21%	78,897	18.44%	84,849	9.36%
Instalment loans to individuals	7,134	2.90%	7,963	3.43%	6,492	1.52%	21,589	2.38%
Lease financing	240	0.10%	3,173	1.37%	1,646	0.38%	5,059	0.56%
Other	1,294	0.53%	1,895	0.82%	1,075	0.25%	4,264	0.47%
Total borrowers in Spain	46,774	19.00%	42,891	18.48%	126,100	29.47%	215,764	23.81%

Loans to borrowers outside Spain: (A)
Non-Spanish Governments	3,257	1.32%	2,412	1.04%	5,283	1.23%	10,952	1.21%
Commercial and Industrial	161,037	65.40%	145,584	62.74%	53,537	12.51%	360,158	39.74%
Mortgage loans	12,921	5.25%	36,625	15.78%	241,835	56.51%	291,381	32.15%
Other	22,249	9.04%	4,544	1.96%	1,180	0.28%	27,973	3.09%
Total loans to borrowers outside Spain	199,464	81.00%	189,165	81.52%	301,835	70.53%	690,464	76.19%

Total loans and leases,	246,238	100.00%	232,056	100.00%	427,935	100.00%	906,228	100.00%
gross

(A)    Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at 31 December 2018.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate	51,542	255,354	306,896
Variable rate	117,449	235,646	353,095
Total	168,991	491,000	659,991

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

	Banks and other
	Financial	Commercial and
	Institutions	Industrial	Governments	Total
(Millions of euros)
2018
United Kingdom	14,123	4,102	13	18,238
Total	14,123	4,102	13	18,238

2017
United Kingdom	10,200	4,408	-	14,608
Total	10,200	4,408	-	14,608

2016
n/a	-	-	-	-
Total	-	-	-	-

Exposure to sovereign counterparties by credit rating

Our Debt instruments exposure to sovereign counterparties organized by origin of the issuer and our exposure to private and sovereign debt organized by credit rating is included in note 7 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Additionally, in note 10 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F we present the disclosure by credit rating of our exposure to sovereign counterparties recorded under the caption “loans and advances to customers”.

The Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, by type of financial instrument, taking into consideration the criteria established by the European Banking Authority (EBA) is detailed in note 51.d to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Movements in Allowances for Credit Losses

The following table analyses movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Item 1—Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, for 2018 and 2017 see “Consolidated Directors’ Report —Economic and Financial Review—Section 3. Group financial performance —3.2 Results” in Part 1 of this annual report on Form 20-F and for 2016 see “Item 6.—Supplement to the Operating and Financial Review Disclosure in the Directors’ Report—Consolidated income statement.—Variations 2017 compared to 2016”.

	Year Ended 31 December,
	2018	2017		2016	2015	2014
	(in millions of euros)
Allowance for credit losses at the end of 2017
Borrowers in Spain	8,746	n.a.		n.a.	n.a.	n.a.
Borrowers outside Spain	15,937	n.a.		n.a.	n.a.	n.a.
Total	24,682	n.a.		n.a.	n.a.	n.a.

IFRS9 Impact
Borrowers in Spain	755	n.a.		n.a.	n.a.	n.a.
Borrowers outside Spain	1,219	n.a.		n.a.	n.a.	n.a.
Total	1,974	n.a.		n.a.	n.a.	n.a.

Allowance for credit losses at beginning of year
Borrowers in Spain	9,501	7,215		9,554	11,264	12,279
Borrowers outside Spain	17,156	17,686		17,077	16,057	12,680
Total	26,656	24,900		26,631	27,321	24,959

Net provisions for credit losses charged to income statement (B)
Borrowers in Spain	1,295	954		964	1,572	2,531
Borrowers outside Spain	9,206	9,908		10,243	9,997	9,326
Total	10,501	10,862		11,207	11,569	11,857

Charge offs against credit loss allowance
Borrowers in Spain	(2,899)	(3,160)		(2,505)	(2,877)	(3,009)
Borrowers outside Spain	(9,774)	(10,362)		(10,254)	(9,484)	(8,818)
Total	(12,673)	(13,522)		(12,758)	(12,361)	(11,827)

Other movements	(538)	2,442	(A)	(179)	102	2,332

Allowance for credit losses at end of year (C) (D)
Borrowers in Spain	7,683	8,746		7,215	9,554	11,264
Borrowers outside Spain	16,263	15,936		17,686	17,077	16,057
Total	23,947	24,682		24,900	26,631	27,321

Recoveries of loans previously charged off against income statement
Borrowers in Spain	255	247		283	202	296
Borrowers outside Spain	1,303	1,374		1,299	1,173	1,040
Total	1,558	1,621		1,582	1,375	1,336

Average loans outstanding
Borrowers in Spain	240,845	220,067		175,751	176,664	164,517
Borrowers outside Spain	620,482	604,159		605,758	608,996	541,635
Total	861,327	824,226		781,509	785,660	706,152

Net charge-offs against loan loss allowance to average loans ratio (E)
Borrowers in Spain	1.10%	1.32%		1.26%	1.51%	1.65%
Borrowers outside Spain	1.37%	1.49%		1.48%	1.36%	1.44%
Total	1.29%	1.44%		1.43%	1.40%	1.49%

(A)	Includes mainly the balances of Banco Popular.
(B)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(C)

Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—   Loans and advances to credit institutions” and “Loans and receivables—Debt securities”. See “Item 3. Selected Financial Data”.

(D)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(E)	For the purpose of calculating the ratio, net charge-offs consist of charge-offs against credit loss allowance less Recoveries of loans previously charged-off.

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

In 2018 the net charge-offs against loan loss allowance to average loans ratio decreased 23 basis points in Spain with a decrease in charge-offs and an increase in average loans. In foreign jurisdictions the ratio decreased 12 basis points with a decrease in charge-offs and an increase in net average loans. Both increases in net average loans due to the acquisition of Banco Popular.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2018	2017	2016	2015	2014
Recoveries of loans previously charged-off against income statement	(in millions of euros)
Domestic:
Commercial, financial, agricultural, industrial	119	66	128	85	104
Real estate and construction	58	87	72	66	77
Mortgages loans	3	14	10	7	5
Instalment loans to individuals	60	71	63	44	91
Lease finance	2	1	6	-	18
Other	13	8	4	-	1
Total Borrowers in Spain	255	247	283	202	296
Borrowers outside Spain
Government and official institutions	-	-	9	-	-
Commercial, industrial and Instalment loans to individuals	1,224	1,299	1,146	1,066	932
Mortgage loans	75	67	86	82	79
Other	3	8	58	25	29
Borrowers outside Spain	1,303	1,374	1,299	1,173	1,040
Total	1,558	1,621	1,582	1,375	1,336
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	740	488	418	681	989
Real estate and construction	96	142	(36)	174	282
Mortgages loans	27	112	159	233	818
Instalment loans to individuals	434	217	484	494	352
Lease finance	(51)	22	(22)	1	52
Other	49	(25)	(39)	(11)	38
Total Borrowers in Spain	1,295	954	964	1,572	2,531
Borrowers outside Spain
Government and official institutions	18	7	8	8	9
Commercial, industrial and Instalment loans to individuals	9,034	9,688	8,295	9,068	8,824
Mortgage loans	147	138	971	269	28
Other	7	75	969	652	465
Borrowers outside Spain	9,206	9,908	10,243	9,997	9,326
Total	10,501	10,862	11,207	11,569	11,857
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(784)	(1,095)	(1,264)	(1,037)	(1,439)
Real estate and construction	(942)	(1,445)	(658)	(877)	(787)
Mortgages loans	(570)	(308)	(154)	(291)	(198)
Instalment loans to individuals	(565)	(243)	(408)	(639)	(506)
Lease finance	(1)	(20)	(7)	(24)	(22)
Other	(37)	(49)	(14)	(9)	(57)
Total Borrowers in Spain	(2,899)	(3,160)	(2,505)	(2,877)	(3,009)
Borrowers outside Spain
Government and official institutions	-	-	-	-	-
Commercial, industrial and Instalment loans to individuals	(9,528)	(9,873)	(9,451)	(8,629)	(8,162)
Mortgage loans	(235)	(357)	(374)	(325)	(277)
Other	(10)	(132)	(429)	(530)	(379)
Borrowers outside Spain	(9,774)	(10,362)	(10,253)	(9,484)	(8,818)
Total	(12,673)	(13,522)	(12,758)	(12,361)	(11,827)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	Year Ended 31 December,
	2018	%	2017	%	2016	%	2015	%	2014	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,562	10.70	2,011	8.15	1,344	5.40	2,373	8.91	2,354	8.62
Real estate and construction (A)	2,450	10.23	2,956	11.98	2,430	9.76	3,539	13.29	4,749	17.38
Mortgages loans	1,852	7.73	2,460	9.97	2,636	10.59	2,854	10.72	3,254	11.91
Instalment loans to individuals	611	2.55	1,111	4.50	543	2.18	566	2.12	703	2.57
Lease finance	92	0.38	134	0.54	156	0.63	159	0.60	121	0.44
Other	116	0.48	74	0.30	105	0.42	63	0.24	83	0.31
Total Borrowers in Spain	7,683	32.08	8,746	35.43	7,214	28.97	9,554	35.88	11,264	41.23
Borrowers outside Spain:
Government and official institutions	43	0.18	33	0.13	20	0.08	43	0.16	36	0.13
Commercial, industrial and instalment loans to individuals	13,912	58.09	13,675	55.40	15,514	62.30	14,083	52.88	13,218	48.38
Mortgage loans	2,083	8.70	1,833	7.43	1,970	7.91	1,828	6.86	2,043	7.48
Other	226	0.94	395	1.60	182	0.73	1,123	4.22	760	2.78
Total Borrowers outside Spain	16,264	67.92	15,936	64.57	17,686	71.03	17,077	64.12	16,057	58.77
Total	23,947	100.00	24,682	100.00	24,900	100.00	26,631	100.00	27,321	100.00

(A)    As of 31 December 2018, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 521 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing balances

The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk:

	(in millions of euros)
	2018	2017	2016
Impaired loans more than ninety days past due	21,201	24,652	21,189
Other impaired loans (A)	14,491	12,944	12,454
Total impaired loans	35,692	37,596	33,643

(A)    See below “—Bank of Spain’s Classification Requirements—d) Assets classified as non-performing for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

	At 31 December,
Non-performing balances	2018	2017	2016	2015	2014
	(in millions of euros)
Past-due and other non-performing balances (A) (B) (C):
Domestic	17,376	19,138	14,020	17,722	20,891
International	18,316	18,459	19,623	19,372	20,818
Total	35,692	37,596	33,643	37,094	41,709

(A)

The total amount of our non-performing balances fully provisioned under IFRS was EUR 1,479 million, EUR 4,076 million, EUR 4,514 million, EUR 4,306 million and EUR 5,255 million, at 31 December 2018, 2017, 2016, 2015 and 2014, respectively.

(B)	Non-performing balances due to country risk were EUR 12 million, EUR 11 million, EUR 8 million, EUR 8 million and EUR 7 million at 31 December 2018, 2017, 2016, 2015 and 2014, respectively.
(C)

At 31 December 2018, 2017, 2016, 2015 and 2014 (i) the total amount of our non-performing past-due balances was EUR 21,201 million, EUR 24,652 million, EUR 21,189 million, EUR 24,226 million and EUR 29,810 million, respectively, and (ii) the total amount of our other non-performing was EUR 14,491 million, EUR 12,944 million, EUR 12,454 million, EUR 12,868 million and EUR 11,899 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at 31 December 2018 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

For information on our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at 31 December 2018 see note 10.d, to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Evolution of non-performing balances

The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “—Country-Risk Outstandings” herein).

(in millions of euros)					Year ended	Year ended		Year ended	Year ended	Year ended
	Quarter ended				31 Dec.	31 Dec.		31 Dec.	31 Dec.	31 Dec.
	31 Mar. 2018	30 Jun. 2018	30 Sep. 2018	31 Dec. 2018	2018	2017		2016	2015	2014

Opening balance	37,596	37,407	36,654	36,332	37,596	33,643		37,094	41,709	41,652
Entries	2,340	2,906	2,528	3,136	10,910	8,269		7,362	7,705	9,653
Changes in scope of consolidation	-	-	-	177	177	10,032	(A)	734	105	497
Exchange differences	361	(409)	(140)	(130)	(318)	(826)		1,211	(64)	1,735
Write-offs	(2,890)	(3,250)	(2,710)	(3,823)	(12,673)	(13,522)		(12,758)	(12,361)	(11,827)
Closing balance	37,407	36,654	36,332	35,692	35,692	37,596		33,643	37,094	41,709

(A) Reflects the acquisition of Banco Popular in June 2017 and the agreement to sell 51% of the real estate business to Blackstone in the third quarter of 2017 (see note 12 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F).

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated.

	At 31 December,
	2018	2017	2016	2015	2014
	(in millions of euros, except percentages)
Computable credit risk (A)	958,153	920,968	855,510	850,909	804,084

Non-performing balances by category:
Individuals	16,511	16,538	15,477	15,588	17,251
Mortgages	8,371	9,129	8,278	8,772	9,022
Consumer loans	6,154	5,307	5,486	4,673	5,874
Credit cards and others	1,986	2,102	1,713	2,143	2,355
Enterprises	16,137	18,423	15,247	17,888	21,648
Corporate Banking	2,993	2,497	2,817	3,479	2,643
Public sector	51	138	101	139	167
Total non-performing balances	35,692	37,596	33,643	37,094	41,709

Allowances for non-performing balances	24,061	24,529	24,835	27,121	28,046

Ratios
Non-performing balances (B) to computable credit risk	3.73%	4.08%	3.93%	4.36%	5.19%
Coverage ratio (C)	67.41%	65.24%	73.82%	73.11%	67.24%
Balances charged-off to total loans and contingent liabilities	1.16%	1.29%	1.31%	1.29%	1.30%

(A)	Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(B)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(C)	Allowances for non-performing balances as a percentage of non-performing balances.

Other non-performing balances

As described previously herein under “—Bank of Spain’s Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. However, we treat category 5 (doubtful countries) as impaired balances.

Summary of non-performing balances	Year Ended 31 December,
	2018	2017	2016	2015	2014
	(in millions of euros)
Balances classified as non-performing balances	35,692	37,596	33,643	37,094	41,709
Non-performing balances due to country risk	12	11	8	8	7
Total non-performing balances	35,704	37,607	33,651	37,102	41,716

Foreclosed Assets

The tables below set forth the movements in our foreclosed non-current assets held for sale for the periods shown.

	Quarterly movements				Year Ended 31 December,
	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	2018	2017		2016
	(in millions of euros, except percentages)
Opening balance	27,464	11,159	10,860	10,697	27,464	11,685		11,383
Foreclosures	317	279	228	586	1,410	1,752		1,714
Sales	(16,672)	(549)	(413)	(798)	(18,432)	(2,232)		(1,686)
Perimeter	-	-	-	-	-	17,529	(A)	-
Other movements	50	(30)	22	(18)	26	(1,270)		273
Gross foreclosed assets and assets acquired in payment of customer debts	11,159	10,860	10,697	10,468	10,468	27,464		11,685
Of which: in Spain	9,634	9,416	9,285	9,250	9,250	26,336		10,733
Allowances established	5,548	5,410	5,344	5,135	5,135	15,898		6,045
Of which: in Spain	5,035	4,890	4,834	4,758	4,758	15,548		5,831
Closing balance (net)	5,611	5,450	5,353	5,333	5,333	11,566		5,640
Of which: in Spain	4,599	4,525	4,451	4,492	4,492	10,787		4,902
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	49.7%	49.8%	49.9%	49.1%	49.1%	57.9%		51.7%
Of which: in Spain	52.3%	51.9%	52.1%	51.4%	51.4%	59.0%		54.3%

(A) Includes the balances of Banco Popular

For more information about foreclosed assets in Spain see note 54 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F, which includes foreclosed non-current assets held for sale and foreclosed real estate assets for rent for a gross amount of EUR 10,333 million.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis of average domestic and international deposits for 2018, 2017 and 2016, see ‘—Average Balance Sheets and Interest Rates’.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system was 21.5% at 30 November 2018 (most recent available data), according to figures published by the Spanish Banking Association (‘AEB’) and the Confederación Española de Cajas de Ahorros (‘CECA’). See ‘Item 9.Competition’.

Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	At 31 December,
Deposits from central banks and credit institutions-	2018	2017	2016
	(in millions of euros)
Central banks
Offices in Spain	60,897	56,016	33,468
Offices outside Spain:
Other EU countries	25,053	23,515	20,216
United States and Puerto Rico	-	-	-
Other OECD countries (1)	1,378	952	711
Latin America (no OECD)	11	73	180
Other	-	-	-
Total offices outside Spain	26,442	24,540	21,107
	87,339	80,556	54,575

Due to credit institutions
Offices in Spain	50,632	63,597	37,960
Offices outside Spain:
Other EU countries	13,260	14,369	14,021
United States and Puerto Rico	8,404	6,092	12,637
Other OECD countries (A)	5,107	5,236	7,074
Latin America (no OECD)	23,167	20,464	23,131
Other	-	-	-
Total offices outside Spain	49,938	46,161	56,863
	100,570	109,758	94,823

Total	187,909	190,314	149,398

Customer deposits
Offices in Spain	267,210	260,181	181,888
Offices outside Spain:
Other EU countries	309,615	318,580	295,059
United States and Puerto Rico	53,843	50,771	63,429
Other OECD countries (A)	67,462	62,980	62,761
Latin America (no OECD)	82,343	84,752	87,519
Other	23	466	455
Total offices outside Spain	513,286	517,549	509,223
Total	780,496	777,730	691,111

(A)	In this schedule Mexico and Chile are classified under ‘Other OECD countries’.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of USD 100,000 or more for the year ended 31 December 2018. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended 31 December 2018
	Domestic	International	Total
	(in millions of euros)

Under 3 months	7,740	31,801	39,541
3 to 6 months	3,138	12,708	15,846
6 to 12 months	5,544	24,648	30,192
Over 12 months	8,828	20,285	29,113
Total	25,250	89,442	114,692

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was EUR 79.6 billion, EUR 60.6 billion and EUR 41 billion, at 31 December 2018, 2017 and 2016, respectively.

Short-Term Borrowings	At 31 December,
	2018		2017		2016
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
Securities sold under agreements to repurchase	(in millions of euros, except percentages)
(principally Spanish Treasury notes and bills):
At December 31	78,169	2.89%	103,806	3.61%	83,101	5.82%
Average during year	98,301	2.30%	109,981	3.41%	101,129	4.78%
Maximum month-end balance	134,970		121,763		117,723
Other short-term borrowings:
At December 31	27,445	0.67%	19,847	0.39%	25,121	0.27%
Average during year	22,440	0.82%	16,871	0.46%	23,361	0.29%
Maximum month-end balance	27,032		20,917		26,291
Total short-term borrowings at year-end	105,614	2.31%	123,653	3.10%	108,222	4.53%

Bank of Spain’s Classification Requirements

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

Impairment losses allowances on debt instruments carried at amortized cost represent the best management estimate of the expected losses in such portfolio at closing date, both individually and collectively considered. For the purpose of determining impairment losses, the Group monitors its debtors as described below:

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

At balance sheet date, the Group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.
•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.
•	Generalized delay in payments or insufficient cash flows to cover debts.
•	The lender, for economic or legal reasons related to the borrower's financial difficulties, grants the borrower’s concessions or advantages that otherwise would not have been granted.
•	The borrower enters a bankruptcy situation or in any other situation of financial reorganization.

In these situations, an assessment is performed on the estimated future cash flows in connection with the relevant asset, discounted at the original effective interest rate of the loan granted. The result is compared with the carrying value of the asset. The differences between the carrying value of the operation and the discounted value of the cash flow estimate will be analysed and recognized as a specific provision for impairment loss.

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

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgments by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of expected losses to be higher or less than that which results from experience.

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

The Group’s internal models determine impairment losses on debt instruments not measured at fair value with changes in the income statement, as well as contingent risks, taking into account the historical experience of impairment and other circumstances known at the time of the evaluation. For these purposes, impairment losses are the expected losses at the date of preparation of the consolidated annual accounts calculated using statistical procedures.

The amount of an impairment expected loss on these instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

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

The expected loss is calculated at each reporting period by multiplying three point in time factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.
•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated, among other inputs, with the rating/scoring of each counterparty/transaction.

For the purpose of calculating the expected loss, PD is measured using a time horizon of a maximum of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty.

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

ITEM 6. SUPPLEMENT TO THE OPERATING AND FINANCIAL REVIEW DISCLOSURE IN THE DIRECTORS’ REPORT

This section supplements the “Consolidated Directors’ Report —Economic and Financial Review” in Part 1 of this annual report on Form 20-F in order to give information on the variations of the results for 2017 as compared to 2016. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Consolidated income statement. Variations 2017 compared to 2016 for the Group

See “Item 5. Operating and Financial Review and Prospects –—A. Operating Results—Results of Operations for Santander” in our 2017 Form 20-F filed with the Securities and Exchange Commission on 28 March 2018, such section is incorporated herein by reference.

Consolidated income statement. Variations 2017 compared to 2016 by Geographic Areas

Continental Europe
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	9,230	8,161	13.1	12.8
Net fee income	4,167	3,497	19.1	18.8
Gains (losses) on financial transactions (A)	625	818	(23.5)	(23.7)
Other operating income	394	330	19.3	19.7
Total income	14,417	12,806	12.6	12.3
Administrative expenses and amortisations	(7,662)	(6,781)	13.0	12.8
Net operating income	6,754	6,025	12.1	11.7
Net loan-loss provisions	(1,109)	(1,342)	(17.4)	(17.7)
Other gains (losses) and provisions	(746)	(671)	11.2	10.8
Profit before tax	4,899	4,012	22.1	21.7
Tax on profit	(1,315)	(1,083)	21.4	21.1
Profit from continuing operations	3,584	2,929	22.4	22.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,584	2,929	22.4	22.0
Non-controlling interests	382	330	15.6	14.5
Underlying attributable profit to the parent	3,202	2,599	23.2	22.9

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 3,202 million, a 23% increase compared to 2016. Exchange rates had no significant impact on results.

This increase was affected by the acquisition of Banco Popular.

The main line items of Banco Popular’s contribution to Continental Europe from 7 June 2017 to 31 December 2017 were as follows: net interest income EUR 963 million, net fee income EUR 284 million, total income EUR 1,263 million, administrative expenses and amortisations EUR 847 million, net loan-loss provisions EUR 114 million and underlying attributable profit to the parent EUR 249 million.

−Total income increased 13%. Net interest income rose 13%, mainly due to the contribution of Banco Popular. Net fee income increased 19% due to the contribution of Banco Popular and enhanced customer loyalty.

−Administrative expenses and amortisations increased 13% mainly due to the contribution of Banco Popular. Excluding Banco Popular, administrative expenses rose 1% after absorbing the costs associated with the launch of Openbank and the integration of the company managing point of sale terminals in Spain.

−Net loan-loss provisions decreased 17%, mainly due to improved credit quality.

Underlying profit to the parent of the main units of Continental Europe was as follows:

Continental Europe
Underlying attributable profit to the parent
EUR million
	2017	2016	%	% excl. FX
Spain	1,439	1,022	40.7	40.7
Santander Consumer Finance	1,254	1,093	14.7	14.6
Poland	300	272	10.4	7.7
Portugal	435	399	9.1	9.1
Other	(225)	(188)	20.0	19.5
Continental Europe	3,202	2,599	23.2	22.9

United Kingdom
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	4,363	4,405	(0.9)	6.2
Net fee income	1,003	1,032	(2.8)	4.3
Gains (losses) on financial transactions (A)	282	319	(11.5)	(5.1)
Other operating income	68	61	11.1	19.2
Total income	5,716	5,816	(1.7)	5.4
Administrative expenses and amortisations	(2,861)	(2,967)	(3.6)	3.4
Net operating income	2,855	2,850	0.2	7.4
Net loan-loss provisions	(205)	(58)	251.3	276.7
Other gains (losses) and provisions	(466)	(339)	37.5	47.4
Profit before tax	2,184	2,452	(10.9)	(4.5)
Tax on profit	(662)	(736)	(10.1)	(3.6)
Profit from continuing operations	1,523	1,716	(11.3)	(4.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,523	1,716	(11.3)	(4.8)
Non-controlling interests	25	35	(30.3)	(25.3)
Underlying attributable profit to the parent	1,498	1,681	(10.9)	(4.4)

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 1,498 million and decreased 11% compared to 2016. Excluding the exchange rate impact it decreased 4%, as follows:

−Total income increased 5%, backed by net interest income (+6%) driven by the improvement in the spreads on loans and the change in the terms and conditions of the 1|2|3 account.

−Net fee income increased 4% due to the higher fee income from retail banking and digital and international payments from commercial banking.

−Administrative expenses and amortisations increased 3%, under control despite inflationary pressures and the banking reform costs of €92 million. Higher investment costs in business growth and enhancements to digital channels were partly offset by improved operational efficiency.

−Net loan-loss provisions increased 277% from a very low amount in 2016, mainly due to a single-name exposure in Global Corporate Banking. Credit quality remained strong across all portfolios, underpinned by risk management and low interest rates.

−Other gains (losses) and provisions negative impact increased 47%, largely to cover potential claims related to the sale of payment protection insurance (PPI) products.

Latin America
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	15,984	13,346	19.8	16.1
Net fee income	5,494	4,581	19.9	16.8
Gains (losses) on financial transactions (A)	1,013	806	25.6	26.6
Other operating income	29	32	(8.6)	(22.7)
Total income	22,519	18,764	20.0	16.6
Administrative expenses and amortisations	(8,721)	(7,692)	13.4	10.6
Net operating income	13,799	11,073	24.6	20.8
Net loan-loss provisions	(4,972)	(4,911)	1.3	(2.6)
Other gains (losses) and provisions	(1,329)	(785)	69.3	60.6
Profit before tax	7,497	5,377	39.4	36.6
Tax on profit	(2,386)	(1,363)	75.1	71.3
Profit from continuing operations	5,111	4,014	27.3	24.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,111	4,014	27.3	24.8
Non-controlling interests	814	628	29.5	26.9
Underlying attributable profit to the parent	4,297	3,386	26.9	24.4

(A) Includes exchange differences (net)

Underlying attributable profit to the parent was EUR 4,297 million, a 27% increase compared to 2016. Excluding the exchange rate impact it rose 24%, as follows:

−Total income increased 17%, driven by net interest income (+16%) and net fee income (+17%), backed by enhanced customer loyalty, larger volumes and good management of spreads, as well as a significant decrease of the Selic rate in Brazil. Mexico, on the other hand, rose its key rate.

−Administrative expenses and amortisations increased 11%, mainly due to the investments made in operating systems and digital infrastructure; of note was Mexico, where a three year plan is being developed. The growth was moderate compared to inflation rates.

−Net loan-loss provisions decreased 3%, due to improved credit quality.

−Other gains (losses) and provisions negative impact increased 61% mainly due to higher provisions for labour and civil contingencies in Brazil.

Underlying profit to the parent of the main units of Latin America was as follows:

Latin America
Underlying attributable profit to the parent
EUR million
	2017	2016	%	% excl. FX
Brazil	2,544	1,786	42.5	33.7
Mexico	710	629	12.9	16.5
Chile	586	513	14.1	11.7
Argentina	359	359	0.0	13.8
Other	97	99	(1.1)	(3.8)
Latin America	4,297	3,386	26.9	24.4

United States
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	5,569	5,917	(5.9)	(4.1)
Net fee income	971	1,102	(11.9)	(10.2)
Gains (losses) on financial transactions (A)	9	22	(58.0)	(57.2)
Other operating income	410	491	(16.6)	(15.0)
Total income	6,959	7,532	(7.6)	(5.8)
Administrative expenses and amortisations	(3,198)	(3,198)	(0.0)	1.9
Net operating income	3,761	4,334	(13.2)	(11.6)
Net loan-loss provisions	(2,780)	(3,208)	(13.4)	(11.7)
Other gains (losses) and provisions	(90)	(90)	(0.4)	1.5
Profit before tax	892	1,036	(13.9)	(12.3)
Tax on profit	(256)	(355)	(27.9)	(26.5)
Profit from continuing operations	636	681	(6.6)	(4.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	636	681	(6.6)	(4.9)
Non-controlling interests	228	286	(20.3)	(18.7)
Underlying attributable profit to the parent	408	395	3.2	5.2

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 408 million, a 3% increase compared to 2016. Excluding exchange rates impact increased by 5%, as follows:

−Total income decreased 6%, largely due to lower net interest income from Santander Consumer USA, impacted by the change in business mix towards a lower risk profile and higher funding costs. On the other hand, Santander Bank recorded higher gross income, backed by the increase in official interest rates and lower funding costs following balance sheet optimization.

−Administrative expenses and amortisations rose 2%, as a result of investments in Santander Consumer USA and Santander Holdings, while costs at Santander Bank remained flat.

−Net loan-loss provisions decreased 12% due to the change in the portfolio mix and lower volumes at Santander Consumer USA.

Corporate Centre
EUR million
Underlying income statement	2017	2016	%
Net interest income	(851)	(739)	15.1
Net fee income	(38)	(31)	21.3
Gains (losses) on financial transactions (A)	(227)	(243)	(6.6)
Other operating income	(104)	(52)	99.5
Total income	(1,220)	(1,066)	14.5
Administrative expenses and amortisations	(476)	(450)	5.8
Net operating income	(1,696)	(1,516)	11.9
Net loan-loss provisions	(45)	2	—
Other gains (losses) and provisions	(181)	(75)	142.8
Profit before tax	(1,923)	(1,589)	21.0
Tax on profit	32	141	(77.1)
Profit from continuing operations	(1,890)	(1,448)	30.5
Net profit from discontinued operations	—	0	(100.0)
Consolidated profit	(1,890)	(1,448)	30.6
Non-controlling interests	(1)	(9)	(86.0)
Underlying attributable profit to the parent	(1,889)	(1,439)	31.3

(A) Includes exchange differences (net)

Underlying attributable losses to the parent from the Corporate Centre in 2017 was EUR ~~-~~1,889 million, a 31% increase compared to 2016 (EUR -1,439 million).

−Total income of EUR -1,220 million, up from EUR -1,066 million in 2016. It was impacted by the costs stemming from the centralised management of the exchange rate risk and liquidity management

−Administrative expenses and amortisations increased from EUR 450 million in 2016 to EUR 476 million in 2017, in part due to the roll-out of global projects.

Other gains (losses) and provisions recorded a negative impact of EUR -181 million, up from EUR -75 million in 2016. This item includes provisions at the Group level. The most notable ones in 2017 were for intangible assets, the cost of the government’s guarantee on deferred tax assets, as well as other provisions of a varied nature (pensions, litigation, supervisors, etc.) and equity

Consolidated income statement. Variations 2017 compared to 2016 by Business Areas

Retail Banking
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	32,339	28,914	11.8	12.3
Net fee income	9,306	8,206	13.4	15.5
Gains (losses) on financial transactions (A)	680	668	1.7	7.3
Other operating income	580	536	8.2	32.5
Total income	42,904	38,324	12.0	13.1
Administrative expenses and amortisations	(19,677)	(18,036)	9.1	10.3
Net operating income	23,228	20,288	14.5	15.6
Net loan-loss provisions	(8,278)	(8,673)	(4.5)	(5.8)
Other gains (losses) and provisions	(2,394)	(1,682)	42.4	41.3
Profit before tax	12,555	9,933	26.4	30.7
Tax on profit	(3,843)	(2,734)	40.6	45.1
Profit from continuing operations	8,712	7,199	21.0	25.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	8,712	7,199	21.0	25.2
Non-controlling interests	1,256	1,089	15.4	15.1
Underlying attributable profit to the parent	7,456	6,110	22.0	27.1

(A) Includes exchange differences (net)

Underlying attributable profit to the parent was EUR 7,456 million, a 22% increase compared to 2016. Excluding the exchange rate impact it rose 27%, as follows.

This increase was affected by the acquisition of Banco Popular.

The main line items of Banco Popular’s contribution to Retail Banking for the period from 7 June 2017 to 31 December 2017 are the following: net interest income of EUR 1,003 million, net fee income EUR 288 million, total income EUR 1,309 million, administrative expenses and amortisations EUR -873 million, loan-loss provisions EUR -114 million and profit attributable to the parent EUR 263 million.

−Total income increased 13%, mainly due to net interest income (+12%), driven by the contribution of Banco Popular and Brazil.

−Net fee income rose 16% driven by the performance of Brazil and Spain (including Banco Popular), backed by higher volumes and enhanced customer loyalty.

−Administrative expenses and amortisation increased 10%, in line with the pace of business growth, impacted by the acquisition of Banco Popular and ongoing investments in the various units.

−Net loan-loss provisions decreased 6% mainly due to improved credit quality.

−Other gains (losses) and provisions negative impact increased 41% partly due to increased provisions for labour and civil contingencies in Brazil.

Santander Corporate & Investment Banking (SCIB)
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	2,442	2,528	(3.4)	(3.9)
Net fee income	1,627	1,407	15.7	15.9
Gains (losses) on financial transactions (A)	1,212	1,256	(3.5)	(2.8)
Other operating income	222	289	(23.4)	(24.7)
Total income	5,503	5,480	0.4	0.3
Administrative expenses and amortisations	(2,028)	(1,917)	5.8	6.9
Net operating income	3,474	3,563	(2.5)	(3.2)
Net loan-loss provisions	(690)	(658)	4.9	0.8
Other gains (losses) and provisions	(72)	(76)	(4.8)	(4.5)
Profit before tax	2,712	2,829	(4.1)	(4.1)
Tax on profit	(750)	(788)	(4.8)	(4.4)
Profit from continuing operations	1,962	2,042	(3.9)	(4.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,962	2,042	(3.9)	(4.0)
Non-controlling interests	182	174	4.7	1.7
Underlying attributable profit to the parent	1,780	1,868	(4.7)	(4.6)

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 1,780 million, a decrease of 5% compared to 2016. The results were not affected significantly by the impact of exchange rates.

−Total income was flat with higher net fee income mainly generated by Corporate Finance and Global Transaction Banking offsetting lower net interest income and other operating income.

−Administrative expenses and amortisations increased 6% and net loan-loss provisions 5%.

Wealth Management
EUR million
Underlying income statement	2017	2016	%	% excl. FX
Net interest income	404	429	(5.9)	(4.9)
Net fee income	700	597	17.3	17.5
Gains (losses) on financial transactions (A)	38	32	18.3	18.6
Other operating income	70	18	290.4	274.3
Total income	1,212	1,076	12.7	13.2
Administrative expenses and amortisations	(528)	(473)	11.7	12.1
Net operating income	684	603	13.4	14.0
Net loan-loss provisions	(9)	(22)	(58.0)	(57.6)
Other gains (losses) and provisions	(8)	(5)	60.1	58.6
Profit before tax	667	576	15.8	16.4
Tax on profit	(165)	(153)	7.7	8.9
Profit from continuing operations	502	423	18.7	19.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	502	423	18.7	19.1
Non-controlling interests	24	14	74.5	64.4
Underlying attributable profit to the parent	478	409	16.8	17.4

(A) Includes exchange differences (net)

Underlying attributable profit to the parent in 2017 was EUR 478 million, with growth of 17% compared to 2016. The results were not affected significantly by the impact of exchange rates.

−Total income was 13% higher, driven by the performance registered in net fee income (+17%) and the increase in other operating income to EUR 70 million (EUR 18 million in 2017).

−Administrative expenses and amortisations increased 12%.

−Net loan-loss provisions (EUR 9 million) is irrelevant in this business.

Real estate activity Spain
EUR million
Underlying income statement	2017	2016	%
Net interest income	(38)	(43)	(11.0)
Net fee income	2	1	67.2
Gains (losses) on financial transactions (A)	(0)	9	—
Other operating income	29	72	(59.9)
Total income	(8)	39	—
Administrative expenses and amortisations	(209)	(211)	(0.9)
Net operating income	(217)	(172)	26.1
Net loan-loss provisions	(88)	(167)	(47.1)
Other gains (losses) and provisions	(156)	(122)	28.1
Profit before tax	(461)	(461)	0.1
Tax on profit	138	137	0.8
Profit from continuing operations	(323)	(323)	(0.2)
Net profit from discontinued operations	—	—	—
Consolidated profit	(323)	(323)	(0.2)
Non-controlling interests	(15)	3	—
Underlying attributable profit to the parent	(308)	(326)	(5.6)

(A) Includes exchange differences (net)

Underlying attributable losses to the Parent decreased by EUR 18 million, to EUR 308 million, as follows:

−Other operating income decreased by EUR 43 million to EUR 29 million, due to lower rental income.

−Net loan-loss provisions continued a downward trend and registered a reduction of EUR 79 million mostly because of lower provision needs.

−Other gains (losses) and provisions negative impact increased EUR 34 million, mainly due to higher impairment from real estate developments, partially offset by lower losses from the sale of foreclosed assets.

Financial condition. Variations 2017 compared to 2016

See “Item 5. Operating and Financial Review and Prospects —A. Operating Results—Results of Operations for Santander” in our 2017 Form 20-F filed with the Securities and Exchange Commission on 28 March 2018, such section is incorporated herein by reference.

ITEM 7. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations by remaining maturity at 31 December 2018:

Contractual obligations		More than	More than
	Less than	1 year but	3 year but	More than
(in millions of euros)	1 year	less than 3 years	less than 5 years	5 years	Total

Deposits from central banks and credit institutions	75,432	73,192	8,932	4,646	162,202
Customer deposits	694,506	34,267	9,901	2,225	740,899
Marketable debt securities	63,937	71,805	37,919	70,653	244,314
Liabilities under insurance contracts (A)	567	34	34	75	710
Operating lease obligations	739	1,483	989	5,488	8,699
Capital lease obligations	55	45	38	52	190
Other long-term liabilities (B)	1,682	3,068	2,892	7,160	14,802
Contractual interest payment (C)	5,726	5,420	5,001	19,584	35,732
Total	842,645	189,314	65,705	109,883	1,207,547

(A)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(B)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(C)

Calculated for all Deposits from credit institutions, Customer deposits and Marketable debt securities assuming a constant interest rate based on data as of 31 December 2018 over time for all maturities, and assuming that those obligations with maturities of more than five years have an average life of ten years.

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

For a description of our trading and hedging derivatives, which are not reflected in the above table, see note 36 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

For more information on our marketable debt securities and subordinated debt, see notes 22 and 23 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

ITEM 8. EMPLOYEES

As of 31 December 2018, we had 202,713 employees (as compared to 202,251 in 2017 and 188,492 in 2016) of which 38,284 were employed in Spain (as compared to 39,070 in 2017 and 28,438 in 2016) and 164,429 were employed outside Spain (as compared to 163,181 in 2017 and 160,054 in 2016). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2015-2018 agreement was signed on 19 April 2016. Although the agreement expired on 31 December 2018, it is automatically extended until a new agreement is signed. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2018	2017	2016
Spain	38,284	39,070	28,438
Latin America	89,668	88,182	85,855
Europe	57,442	57,141	56,517
US	16,852	17,375	17,221
Canada	197	204	188
Asia	227	226	224
Other	43	53	49
TOTAL	202,713	202,251	188,492

The employee data presented in the table above is prepared according to the criteria of the legal entity where the employee works for. This criteria is not comparable to that of the employee data included below and in “Consolidated Directors’ Report — Economic and financial review— Section 4” in Part 1 of this annual report on Form 20-F which are prepared according to management criteria.

The table below shows our employees by type of business:

	Number of employees
	2018	2017	2016
Retail Banking	188,169	188,532	175,161
Wealth Management	3,682	3,237	3,092
Santander Corporate & Investment Banking (SCIB)	8,734	8,194	8,032
Corporate Centre	1,763	1,785	1,723
Real estate activity Spain	365	503	484
Total	202,713	202,251	188,492

ITEM 9. COMPETITION

Competition in Spain

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of November 2018 (most recent available information), Banco Bilbao Vizcaya Argentaria, S.A. and Santander accounted for approximately 38.7% of loans and 37.5% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At 31 December 2018, there were 81 foreign banks (of which 78 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 10 were from European Union countries).

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

Financial institutions which are not authorized in another Member State of the European Union do not benefit from the 'Community Passport', and are therefore required to obtain prior authorization from the Bank of Spain to operate in Spain with branches.  The procedure to obtain such authorization from the Bank of Spain is similar to the one set up for the establishment of new Spanish banks in the Law 10/2014 of 26 June 2014 on Organization, Supervision and Solvency of Credit Entities and the Royal Decree 84/2015, of 13 February 2015, which develops Law 10/2014. These branches of third country institutions must necessarily be ascribed to the Spanish Deposit Guarantee Fund, in case there is no system of coverage in their home country, or if the system guarantees less than €100,000 per depositor (in this case, for the difference up to such €100,000). These institutions may also be authorized to operate in Spain and to provide services (no branches), although, in this case, the institutions cannot raise funds from the public.

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

ITEM 10. SUPERVISION AND REGULATION

Single Supervisory Mechanism and Single Resolution Mechanism

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the Eurozone. The banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the Single Supervisory Mechanism (the “SSM”) and the Single Resolution Mechanism (the “SRM”). As a further step to a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which intends to provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union.

Pursuant to Article 127(6) of the Treaty on the Functioning of the EU and the SSM Framework Regulation, the ECB is responsible for specific tasks concerning the prudential supervision of credit institutions established in participating Member States. Since 2014, it carries out these supervisory tasks within the SSM framework, composed of the ECB and the relevant national authorities. The ECB is responsible for the effective and consistent functioning of the SSM, with a view to carrying out effective banking supervision, contributing to the safety and soundness of the banking system and the stability of the financial system.

The European Central Bank (the “ECB”) is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system. To ensure efficient supervision, credit institutions were categorized as “significant” and “less significant.” In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM on 4 November 2014.

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

The participants in the SSM are all the countries that form part of the Eurosystem and all European Union countries which are not in the Eurozone, but which want to establish a close cooperation with the ECB and therefore accept this new supervision system.

Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), establishes the criteria under which an institution shall not be considered “less significant”:

•	Size: Its consolidated total assets are worth over 30 billion euros.
•

Cross border activities: Its assets are worth more than 20% of the GDP of the country in which it is established, unless the consolidated total assets are less than 5 billion euros, or it has subsidiaries in more than one participant country, with cross-border assets or liabilities representing a significant part of its total assets and liabilities.

•	Economic importance: it is one of the three most significant credit institutions in a member state.
•	Public financial assistance: it has requested or received funding from the European Stability Mechanism or the European Financial Stability Facility.

Based on these criteria, as of December 2018 the ECB is directly supervising 119 "significant banks" in the euro area. In the case of Spain, as of the date of this report, 12 significant credit institution and financial holding groups are directly supervised by the ECB. We have been categorized as a significant institution.

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

Until 1 January 1999, the Bank of Spain was the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty eight  Member States belonging to the European Union, whether they have adopted the euro or not, and the European Central Bank. The “Eurosystem” is the term used to refer to the European Central Bank and the national central banks of the Member States which have adopted the euro. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.

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

Since 1 January 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks:

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
•

rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favour of the State, the regional governments or other bodies referred to in Article 104 of the European Union Treaty, is generally prohibited;

•	rendering services related to public debt to the State and regional governments; and
•	advising the Spanish Government and preparing the appropriate reports and studies.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund ("SRF"). The SRF became effective on 1 January 2016 and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualisation of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the Spanish Law 11/2015 of June 2018, on recovery and resolution of credit entities and investment firms, transposes the SRF regulation from Directive 2014/59/UE which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources must reach before 31 December 2024, at least 1% of covered deposits of all authorized credit institutions in the banking union. The approximate final amount reached towards the banks contributions will be around €55 billion. Contributions made by Santander to the National Resolution Funds in 2018 amounted to EUR 288 million.

Deposit Guarantee Fund Scheme

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

As of 31 December 2018, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to EUR 223 million in 2018. Contributions made by the Group to the different local deposit guarantee funds amounted to EUR 607 million in 2018.

On 16 April 2014, the recast Deposit Guarantee Schemes Directive was published (Directive 2014/49/EU of the European Parliament and of the Council of 16 April 2014 on deposit guarantee schemes (recast)), which is aimed at eliminating certain differences between the laws of the European Union Member States as regards the rules on deposit guarantee schemes to which those credit institutions are subject. Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms, Royal Decree 1012/2015, Circular 8/2015 and Circular 5/2016 transpose the Deposit Guarantee Schemes Directive to the Spanish legislation.

Investment Guarantee Fund

Royal Decree 948/2001, of 3 August, regulates investor guarantee schemes (Fondo de Garantía de Inversores) related to both investment firms and to credit institutions. These schemes are set up through an investment guarantee fund for securities broker and broker-dealer firms and the deposit guarantee funds already in place for credit institutions. A series of specific regulations have also been enacted, defining the system for contributing to the funds.

The General Investment Guarantee Fund Management Company was created in a relatively short period of time and is a business corporation with capital in which all the fund members hold an interest. Member firms must make a joint annual contribution to the fund equal to 0.06% over the 5% of the securities that they hold on their client’s behalf. However, it is foreseen that these contributions may be reduced if the fund reaches a level considered to be sufficient.

Liquidity Requirements - Reserve Ratio

European Central Bank Regulation (EC) N. 1745/2003 of the European Central Bank of 12 September 2003 on the application of minimum reserves, requires credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their “Reserve Base” liabilities with their respective National Central Banks (“NCBs”) in the form of interest bearing deposits as specified below (the “Reserve Ratio”).

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

           According to article 460.2 of CRR, a liquidity coverage ratio (“LCR”) has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2018, our LCR was 158%, comfortably exceeding the regulatory requirement.

Investment Ratio

             In the past, the government used the investment ratio to allocate funds among specific sectors or investments. As part of the liberalization of the Spanish economy, it was gradually reduced to a rate of zero percent as of 31 December 1992. However, the law that established the ratio has not been abolished and the government could re-impose the ratio, subject to applicable EU requirements.

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

See “Item 4. Risk Factor 2.2.2 - Capital requirements, liquidity, funding and structural reform”.

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

Pursuant to article 48.2 of the Law 10/2014, credit institutions which do not fulfil the requirement of combined capital buffers, or those institutions for which a common equity tier 1 capital distribution results in their decline to a level where the combined buffer requirement is not fulfilled, shall calculate the maximum distributable amount (MDA), in accordance with article 73 of the Royal Decree 84/2015. Until the MDA has been calculated and such MDA has been immediately reported to the Bank of Spain none of the following actions can be performed by the credit institutions: a) make a distribution in connection with common equity tier 1 capital; b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the combined buffer requirements; and c) make payments on additional tier 1 instruments. The restrictions shall only apply to payments that result in a reduction of common equity tier 1 or in a reduction of the profits reduced, provided that the suspension or cancellation of the payment does not constitute an event of default of the payment obligations or other circumstances that lead to the opening of an insolvency proceeding.

In addition to the above, Recommendation of the European Central Bank of 7 January 2019 on dividend distribution policies (ECB/2019/1)  provides that credit institutions need to establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and the outcomes of the supervisory review and evaluation process (SREP) and, in relation to  the payment of dividends in 2019 for the financial year 2018,  the ECB recommends that: a) Category 1: Credit institutions which satisfy the applicable capital requirements and which have already reached their fully loaded ratios as at 31 December  2018, should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions; b) Category 2: Credit institutions which satisfy the applicable capital requirements as at 31 December 2018 but which have not reached their fully loaded ratios as at 31 December 2018 should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions. In addition, they should in principle only pay out dividends to the extent that, at a minimum, a linear path towards the required fully loaded capital requirements and outcomes of SREP is secured; and c) Category 3: Credit institutions in breach of the applicable capital requirements, should in principle not distribute any dividend. Credit institutions that are not able to comply with ECB/2017/44 because they consider themselves legally required to pay out dividends should immediately contact their joint supervisory team.

As of 31 December 2018, our total capital ratio is 14.98%. As of that date, our eligible capital exceeded the minimum regulatory required (art.92 CRR) by over EUR 41 billion.

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

Data Protection

On 25 May 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of 27 April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”) became directly applicable in all Member States of the EU.  Spain has enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights which has repealed the Spanish Organic Law 15/1999, of 13 December, on data protection.

The GDPR has introduced extensive new obligations on data controllers and rights for data subjects, as well as new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million and fines of up to the higher of 2% of annual worldwide turnover or € 10 million (whichever is highest) for other specified infringements.

Mortgage Legislation

 Law 2/1981, of 25 March, on mortgage market, as amended by Law 41/2007, regulates the different aspects of the Spanish mortgage market and establishes additional rules for the mortgage and financial system.

Royal Decree 716/2009, of 24 April, implemented several aspects of Law 2/1981. The most significant aspect implemented by Royal Decree 716/2009 was the modification on the loan-to-value ratio requirement intending to improve the quality of Spanish mortgage-backed securities.

A deep reform of mortgage legislation has been produced in Spain resulting in changes to such legislation, which are described below.

Royal Decree 6/2012, of 9 March, on urgent measures to protect mortgage debtors without financial resources introduced measures to enable the restructuring of mortgage debt and easing of collateral foreclosure aimed to protect especially vulnerable debtors.

Such measures include the following:

•	the moderation of interest rates charged on mortgage arrears;
•	the improvement of extrajudicial procedures as an alternative to legal foreclosure;
•	the introduction of a voluntary code of conduct among lenders for regulated mortgage debt restructuring affecting especially vulnerable debtors; and
•	where restructuring is unviable, lenders may, where appropriate and on an optional basis, offer the debtor partial debt forgiveness.

In addition, Royal Decree 27/2012, of 15 November, on urgent measures to enhance the protection of mortgage debtors provided for a two-year moratorium, from the date of its adoption, on evictions applicable to debtor groups especially susceptible to social exclusion, which may remain at their homes for such period.

Law 1/2013, of 14 May, on measures to protect mortgagees, debt restructuring and social rents, introduced important modifications to mortgage law and civil procedure law. The most relevant modifications are:

•	extension of the two-year moratorium, established by Royal Decree 27/2012, until 15 May 2015;
•	broadening the potential beneficiaries of the moratorium of Royal Decree 6/2012;
•	limitation of the interest rates applied for delay or arrears;
•

in the context of an auction, the base value of the property shall be the value set forth in the relevant mortgage deed and in no case shall it be less than 75% of the official appraisal value of the property;

•	the possibility of suspension of enforcement proceedings when the loan or credit facility secured by the mortgage contains abusive clauses; and
•	modification of the out-of-court notarial procedure.

Royal Decree 11/2014, following the judgment of the EU Court of Justice of 17 July 2014 regarding Spanish foreclosure processes, allows debtors to appeal against a court’s resolution which rejects his or her opposition to the execution of a mortgage.

 The Mortgage Credit Directive 2014/17/EU on credit agreements for consumers relating to residential immovable property was adopted on 4 February 2014. This Directive aims to create a Union-wide mortgage credit market with a high level of consumer protection.

It applies to both secured credit and home loans. Member States will have to transpose its provisions into their national law by March 2016.

The main purpose of Royal Decree-Law 1/2015 of 27 February on the “second chance” mechanism is to regulate such mechanism. This allows an individual who has been declared bankrupt to be discharged of outstanding obligations as long as he or she fulfils certain requirements: (i) the bankruptcy proceedings must have concluded, (ii) the debtor must have acted in good faith, the Royal Decree being restrictive as to when a debtor is considered to have acted in good faith, and (iii) the bankruptcy judge has to approve the terms of the discharge (and may revoke his or her approval under certain circumstances upon request of any creditor in the following five years). Discharge from mortgage obligations would only apply to the outstanding debts after the foreclosure, as long as such debts are considered ordinary or subordinate according to the Spanish Insolvency Law. Co-debtors and guarantors, if any, would remain liable.

Law 25/2015, of 28 July, on the “second chance” mechanism reducing the financial burden and other measures of a social nature, entered into force on 30 July 2015. The passage through parliament of Royal Decree-Law 1/2015 allowed some new changes to be added, such as introduction of a fee protection account for insolvency managers, limits on the remuneration of insolvency managers and the introduction of greater flexibility to a number of elements of the second chance mechanism.

Royal Decree-Law 1/2017, of 20 January, on urgent consumer protection measures in respect of interest rate floor clauses, was published in the Official Gazette of the Spanish Rate on 21 January. The objective of the Royal Decree-Law is to regulate – with the incentive provided by the rules on costs, a simple and orderly avenue, voluntary for the consumer that facilitates reaching an agreement with the credit institution that allows them to settle their differences through the restitution of these amounts, thus averting the risk of overwhelming the courts. The principle inspiring the mechanism that is set in motion is the willingness of agreeing to an out-of-court settlement procedure prior to filing a lawsuit, at no additional cost for the consumer and which credit institutions must heed.

Royal Decree-Law 5/2017, of 17 March which amends the Royal Decree-Law 6/2012 of  9 March, concerning urgent measures for the protection of mortgage debtors without resources, and Act 1/2013 of 14 May, concerning measures to strengthen the protection of mortgage debtors, debt restructuring and low-income rentors. This Royal Decree-Law addresses the mortgage restructuring of those individuals who suffer from major difficulties to make payments and attempts to facilitate and provide more flexibility in foreclosure procedures, such as expanding the suspension period of eviction or making it possible to execute more flexible mortgage policies after having expanded the number of possible beneficiaries and facilitating preferential leases.

On 16 March 2019, the Official Gazette of the Spanish State published the new Law 5/2019 of 15 March on Credit Agreements Relating to Real Estate Property, which partially transposes the Directive 2014/17/EU of the European Parliament and of the Council of 4 February 2014 on credit agreements for consumers relating to residential immovable property. The most relevant modifications included in the new law are:

•	it covers credits and loans to individuals in connection with residential real estate properties (including land and the preservation of real estate properties), excluding reverse mortgages;
•	establishes a seven-day period for consumers to evaluate the mortgage-related documents, supervised by a Notary Public (Notario Público);
•	clarifies some controversial issues in which litigation has arisen in the past years (mainly, benchmark interest rates references, foreign currencies submission and default interests);
•	establishes the possible fees that may be charged on borrowers;
•	forbids linked sales; and
•

settles rules regarding the early termination of mortgages based exclusively on the amount of defaulted payments by the borrower (in light of recent court decisions declaring null and void some early termination clauses for their abusive terms).

Payment Accounts

       Royal Decree-Law 19/2017, of 24 November, on basic payment accounts, account switching and the comparability of payment account fees. The Royal Decree-Law transposes Directive 2014/92/EU of the European Parliament and of the Council of 23 July 2014 on the comparability of fees related to payment accounts, payment account switching and access to basic payment accounts. This Directive supplements Directive 2007/64/EC of the European Parliament and of the Council of 13 November 2007 on payment services in the internal market, which will be replaced by Directive (EU) 2015/2366 of the European Parliament and of the Council of 25 November 2015 on payment services in the internal market, that will repeal the first one as of 13 January 2018. This RD-law establishes certain protections for clients and potential clients in connection with their relationships with credit institutions in the context of the opening of and general functioning of basic payment accounts, the switching of accounts and transparency in connection with fees related to payment accounts.

Spanish Capital Companies Act

The consolidated text of the Spanish Capital Companies Act adopted under Legislative Royal Decree 1/2010, of 2 July, repealed the former Companies Act, adopted under Legislative Royal Decree 1564/1989, of 22 December. This royal legislative decree has consolidated the legislation for public limited companies (sociedades anónimas) and limited liability companies (sociedades de responsabilidad limitada) in a single text, bringing together the contents of the two aforementioned acts, as well as a part of the Securities Exchange Act.

Law 25/2011 of 1 August, partially amended the Spanish Capital Companies Act and incorporated Directive 2007/36/EC, of 11 July, on the exercise of certain rights of shareholders in listed companies.

In addition, the Spanish Capital Companies Act (Law 14/2013) and an amendment to the Insolvency Act (Legislative Royal Decree 11/2014) introduced some modifications on the Spanish Capital Companies Act. Also, an amendment on corporate governance was introduced by Law 31/2014 of 3 December. The main changes introduced by this law are related to the rights of shareholders (assistance, information and voting), the calling of a general shareholders’ meeting and the duties of the board of directors and the audit committee, appointments committee and remuneration committee.

          Royal Decree-Law 18/2017, of 24 November, which modifies the Commercial Code, the revised text of the Spanish Capital Companies Act approved by Royal Decree Legislative 1/2010, of 2 July, and Law 22/2015, of 20 July, on Audit of Accounts, regarding non-financial information and diversity. By virtue of the amendment introduced, the affected texts require the inclusion in the management report of public limited companies, limited liability companies and limited partnerships for actions that, simultaneously, have the status of “public interest” entities whose number average of workers employed during the year exceeds 500 and, additionally, are considered large companies, in the terms defined by Directive 2013/34, of non-financial information of a social and environmental nature. The inclusion of such information in the management report will affect the “public interest” entities defined in Article 15 of the Auditing Regulations, which include banks, insurance companies, listed companies, investment fund managers and pension funds., as well as, in general, all the large companies

Spanish Auditing Law

Law 22/2015, of 20 July, on Auditing, adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of 16 April, amending Directive 2006/43/EC of the European Parliament and of the Council of 17 May, on statutory audits of annual accounts and consolidated accounts, to the extent that they were inconsistent. Together with this Directive, approval was also given to Regulation (EU) nº 537/2014 of the European Parliament and of the Council, of 16 April, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the fundamental legal regime that should govern audit activity in the European Union. Law 22/2015 regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations.

Law 11/2015 of 18 June, on the recovery and resolution of credit institutions and investment firms

Law 11/2015 transposes a very important part of EU Law into Spanish law in respect of the recovery and resolution mechanisms for credit institutions and investment firms (the “institutions”). It further assumes many of the provisions of Law 9/2012 of 14 November 2012 on the restructuring and resolution of credit institutions, which it partially repeals.

The regime set in place constitutes a special and full administrative procedure that seeks to ensure maximum speed in the intervention of an institution so as to provide for the continuity of its core functions, while minimizing the impact of its non-viability on the economic system and on public resources.

Compared to Law 9/2012, Law 11/2015 regulates internal recapitalization as a resolution instrument conceived as a “bail-in” arrangement (the absorption of losses by the shareholders and by the creditors of an institution under resolution).

Internal recapitalization is a new resolution instrument, since the loss-absorption mechanism makes it extensive to all the institution’s creditors, and not only to the shareholders and the subordinated creditors as envisaged under Law 9/2012 of 14 November 2012.

In this respect, liabilities eligible for bail-in are all the institution’s liabilities that are not expressly excluded or have not been excluded further to a decision by the FROB. These liabilities shall be susceptible to amortization or conversion into capital for the internal recapitalization of the institution concerned. Among the liabilities excluded are deposits guaranteed by the Deposit Guarantee Fund (up to €100,000) and liabilities incurred with employees, trade creditors and the tax or social security authorities.

Certain changes were made to the regime applicable in the event of the insolvency of an institution, in order to provide greater protection to the deposits of individuals and SMEs. In this respect, the following shall be considered as privileged credits: (i) deposits guaranteed by the Deposit Guarantee Fund (maximum of €100,000) and the rights to which they may have been subrogated should the guarantee have been made effective and (ii) the portion of the deposits of individuals and SMEs that exceeds the guaranteed level, and those deposits of those individuals and SMEs that would be guaranteed had they not been set up in branches located outside the EU.

Royal Decree 1012/2015, which partially transposes the BRRD and develops Law 11/2015, includes a package of measures aimed at: (i) establishing the criteria for the application of the regulation for the resolution of credit entities, (ii) establishing the content of the recovery and resolution plans for credit entities, (iii) regulating the use of the resolution instruments set in Law 11/2015, and in particular, the actions to be carried out by the FROB, (iv) establishing the regime applicable to the FROB in connection with the managing of the funds addressed to finance the resolution procedures and to the contributions that credit entities must make to the National Resolution Fund and, (v) establishing the regime applicable to the resolution of cross border entities.

Spanish Tax Legislation

Royal Decree-Law 17/2018 pursuant to which the Consolidated Text of the transfer tax and stamp duty Law, as approved by Royal Legislative Decree 1/1993, of 24 September 1993, is amended to change the taxpayer's condition of the stamp duty applicable to mortgage loans. As a result, from 10 November 2018, the taxpayers of any Spanish stamp duty applicable to mortgage loans will be the lender (instead of the borrower), without prejudice to the application of specific stamp duty exemptions. Moreover, any Spanish stamp duty cost incurred by a lender in a mortgage loan will not be deductible for Spanish corporate income tax purposes for those corporate income tax periods beginning as from 10 November 2018. On February 2019, the Spanish Parliament has approved the Law on real estate credit contracts which maintains the applicable objective exemptions and regulates the compensation between financial institutions in case of loan subrogations.

United States Supervision and Regulation

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and Santander Holdings USA, our U.S. top-tier IHC.  Santander Holdings USA consolidates the majority of our U.S. operations, including our subsidiary Edge Act corporation Banco Santander International in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Santander Bank, a national bank that has branches throughout the Northeast U.S., and SCUSA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities LLC and Santander Investment Securities, Inc.

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

Both the scope of the laws and regulations, and the intensity of the supervision to which we are subject, have increased in response to the 2008 financial crisis, and have continued to change in response to political, technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have  occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and its implementing regulations, most of which are now in place. More recently, President Trump issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform of the federal financial regulatory framework, and there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. In May 2018 the United States Congress passed, and President Trump signed into law, EGRRCPA. Under EGRRCPA, bank holding companies with less than $100 billion in total consolidated assets were immediately exempt from certain enhanced prudential standards, while bank holding companies with between $100 billion and $250 billion in total consolidated assets will become exempt from certain enhanced prudential standards during November 2019 unless the Federal Reserve Board, at any time, determines that particular enhanced prudential standards should apply. EGRRCPA made clear that the Federal Reserve Board retained the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Banco Santander.

In October 2018 the Federal Reserve Board and other U.S. banking agencies issued proposed rules to adjust the statutory thresholds at which certain enhanced prudential standards and other capital and liquidity standards apply to U.S. banking organizations with $100 billion or more in total consolidated assets, but the proposed rules would not apply to FBOs or U.S. IHCs of FBOs. The Federal Reserve Board indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear whether, and to what extent, Banco Santander and Santander Holdings USA would be eligible for regulatory relief under the proposal. For the time being, the enhanced prudential standards that applied to FBOs and the U.S. IHCs of FBOs prior to the passage of EGRRCPA remain in effect. We expect few statutory changes to the financial regulatory framework during the current Congress and continue to expect that our business will remain subject to extensive regulation and supervision.

The following discussion describes certain elements of the comprehensive U.S. regulatory framework applicable to us or our U.S. operations. This discussion is not intended to describe all laws and regulations applicable to Santander Holdings USA and its subsidiaries or to our U.S. operations in general.

Regulatory Authorities

We are a financial holding company and a bank holding company under the Bank Holding Company Act, by virtue of our ownership of Santander Bank and Santander Puerto Rico and other activities conducted by our U.S. operations. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve System, including both the Federal Reserve Board and Federal Reserve Banks, such as the Federal Reserve Bank of New York (the “FRB New York”) and FRB Boston.

Santander Holdings USA is subject to primary supervision, regulation and examination by the Federal Reserve System, which serves as the consolidated supervisor of our U.S. operations. The primary regulators of our U.S. non-bank subsidiaries directly regulate the activities of those subsidiaries, with the Federal Reserve exercising a supervisory role. Such non-bank subsidiaries include, for example, broker-dealers registered with the SEC and investment advisers registered with the SEC with respect to their investment advisory activities.

Our IHC and Enhanced Prudential Standards

The Federal Reserve Board has imposed greater risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies that exceed certain asset thresholds. As noted under “United States Supervision and Regulation” above, the Federal Reserve Board and other U.S. banking agencies issued proposed rules to adjust the statutory thresholds at which certain enhanced prudential standards and other capital and liquidity standards apply to U.S. banking organizations with $100 billion or more in total consolidated assets, but the proposed rules would not apply to FBOs, such as Banco Santander, or U.S. IHCs of FBOs, such as Santander Holdings USA. The Federal Reserve Board indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear whether, and to what extent, Banco Santander and Santander Holdings USA would be eligible for regulatory relief under the proposal. For the time being, the enhanced prudential standards that applied to Banco Santander and Santander Holdings USA prior to the passage of EGRRCPA remain in effect.

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

The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) provides for extensive regulation of depository institutions (such as Santander Bank and Santander Puerto Rico), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five capitalization categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured depository institution’s capital level declines, and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution. In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes “undercapitalized,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator.

Other Supervised U.S. Operations

Our New York branch is licensed by the New York State Department of Financial Services to conduct a commercial banking business. Its activity is mainly focused on wholesale banking, providing lending, markets activity on rates and currencies derivatives and transactional services to corporate and institutional investors.  Our New York branch is supervised by the FRB New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC.

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

Under U.S. federal banking laws, state-chartered banks (such as Santander Puerto Rico) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally-chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Santander Puerto Rico), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and the state-chartered bank is, and continues to be, in compliance with applicable capital standards, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the single-borrower lending limits, which are substantially similar to the lending limits applicable to national banks. For our U.S. branches, these single-borrower lending limits are based on the worldwide capital of the entire foreign bank (e.g., Santander, in the case of our New York branch).

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

The New York State Banking Law authorizes the Superintendent of Financial Services to take possession of the business and property of a New York branch of a foreign bank under certain circumstances, generally involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of depositors and other creditors that arose out of transactions with a branch are to be accepted by the Superintendent of Financial Services for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Financial Services will turn over the remaining assets, if any, to the foreign bank or it’s duly appointed liquidator or receiver.

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

Supervision, Examination and Enforcement

The Federal Reserve Board, OCC and FDIC have broad supervisory and enforcement authority with regard to bank holding companies and banks, including the power to conduct examinations and investigations, impose non-public supervisory agreements, issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance and appoint a conservator or receiver. In addition, Santander Holdings USA, Santander Bank, SCUSA and other of our U.S. subsidiaries are subject to supervision, regulation and examination by the Bureau of Consumer Financial Protection (“CFPB”), which is the primary administrator of most federal consumer financial statutes and our primary U.S. consumer financial regulator. Supervision and examinations are confidential, and the outcomes of these actions may not be made public.

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

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject the Bank, its subsidiaries, including Santander Holdings USA, and their respective officers, directors and institution-

affiliated parties to the remedies described above and other sanctions. In addition, the FDIC may terminate a bank’s depository insurance upon a finding that the bank’s financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order or condition enacted or imposed by the bank’s regulatory agency.

Separately, in July 2015, Santander Holdings USA entered into a written agreement with the FRB Boston and agreed to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management. On 14 August 2018, the Federal Reserve Board announced the termination of this enforcement action. In addition, in March 2017, Santander Holdings USA and SCUSA entered into a written agreement with the FRB Boston pursuant to which Santander Holdings USA and SCUSA agreed to submit written plans acceptable to the FRB Boston to strengthen board oversight of the management and operations of SCUSA and to strengthen board and senior management oversight of SCUSA’s risk management program. SCUSA agreed to submit a written revised compliance risk management program acceptable to the FRB Boston and Santander Holdings USA agreed to submit written revisions to its firm-wide internal audit program of SCUSA’s compliance risk management program. The written agreement between Santander Holdings USA and the FRB Boston dated 21 March 2017 has not been terminated and remains in place.

As a separate supervisory matter, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities, including in connection with examinations, which take place on a continual basis.  In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions, including those in examination reports.  In addition, as part of the regular examination process, our U.S. banking and bank holding company subsidiaries’ regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter.  Currently, under the U.S. Bank Holding Company Act, we and our U.S. banking and bank holding company subsidiaries may not be able to engage in certain categories of new activities in the U.S. or acquire shares or control of other companies in the U.S.  Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues.  Moreover, efforts to comply with any non-public supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention.  As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations and, in certain instances, we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

U.S. Capital Standards Applicable to Our U.S. Banking Operations

Basel III Regulatory Capital Framework

The U.S. bank regulators have implemented the Basel III capital framework for U.S. banks and bank holding companies, including Santander Holdings USA and Santander Bank. The U.S. Basel III capital rules differ in certain respects from those Basel III rules implemented in the EU. Certain aspects of the U.S. Basel III final rules, such as their minimum capital ratios and methodology for calculating risk-weighted assets, are currently effective. These minimum capital ratios include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. Other aspects of the U.S. Basel III final rules, such as the capital conservation buffer and certain regulatory deductions from and adjustments to capital, were phased in over several years while still others, such as the treatment of certain non-qualifying capital instruments, continue to be phased in through 2021. As of 1 January 2019, Santander Holdings USA, on a consolidated basis, must maintain a capital conservation buffer of greater than 2.5% to avoid being subject to limitations on its ability to make capital distributions and certain discretionary bonus payments. The Federal Reserve Board has proposed replacing this 2.5% capital conservation buffer requirement with a dynamic stress capital buffer, as discussed below under “Proposed Stress Buffer Requirements”.

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

Stress Testing and Capital Planning

As our U.S. IHC, Santander Holdings USA is subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act. Santander Holdings USA is required to submit a capital plan periodically to the Federal Reserve Board for supervisory review in connection with its annual Comprehensive Capital Analysis and Review (“CCAR”) process. Santander Holdings USA is required to include within its capital plan an assessment of the expected uses and sources of capital and a description of all planned capital actions over the nine-quarter planning horizon, a detailed description of the process for assessing capital adequacy, its capital policy, and a discussion of any expected changes to its business plan that are likely to have a material impact on its capital adequacy.

The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. This involves a quantitative assessment of capital based on supervisory-run stress tests that assess the ability to maintain capital levels above certain minimum ratios, after taking all capital actions included in a bank holding company’s capital plan, under baseline and stressful conditions throughout the nine-quarter planning horizon. As part of CCAR, the Federal Reserve Board evaluates whether bank holding companies have sufficient capital to continue operations throughout times of economic and financial market stress and whether they have robust, forward-looking capital planning processes that account for their unique risks.

In 2017, the Federal Reserve Board finalized a rule that removed, beginning with the 2017 capital planning cycle, the qualitative assessment that was part of the Federal Reserve Board’s CCAR for certain large and noncomplex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA. In April 2018, Santander Holdings USA submitted its 2018 capital plan to the Federal Reserve Board, which assessed the plan on quantitative grounds. In June 2018, the Federal Reserve Board released the results of the CCAR stress test and did not object to Santander Holdings USA’s capital plan. On 5 February 2019, the Federal Reserve Board announced that certain less-complex U.S. bank holding companies and U.S. IHCs with less than $250 billion in total consolidated assets, including Santander Holdings USA, would not be subject to supervisory stress testing, company-run stress testing or the CCAR process for the 2019 capital plan and stress test cycle. As discussed in the “United States Supervision and Regulation” section above, the Federal Reserve Board has indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear how this proposal would impact stress testing and capital planning requirements for Santander Holdings USA.

In April 2018, the Federal Reserve Board proposed a rule that would revise its capital buffer, stress testing and capital planning requirements to restructure how the Federal Reserve Board incorporates the results of supervisory stress testing into firms’ ongoing capital requirements, including by introducing stress buffer requirements that would apply on an ongoing basis and be calibrated to reflect firms’ projected losses under its stress tests. The proposed changes would affect the ongoing capital buffer requirements to which Santander Holdings USA is subject and could raise the regulatory capital ratios that Santander Holdings USA must maintain in order to avoid restrictions on dividends and other capital distributions. For more information, see the “Stress Buffer Requirements” section below.

Proposed Stress Buffer Requirements

On 10 April 2018, the Federal Reserve Board issued a proposal to integrate its capital planning and stress testing requirements with certain ongoing regulatory capital requirements. The proposal, which would apply to the consolidated operations of U.S. IHCs, including Santander Holdings USA, would introduce a stress capital buffer and a stress leverage buffer, or stress buffer requirements, and related changes to the capital planning and stress testing processes.

For risk-based capital requirements, the stress capital buffer would replace the existing capital conservation buffer, which is now 2.5%. The stress capital buffer would equal the greater of (i) the maximum decline in our CET1 Risk-Based Capital Ratio under the severely adverse scenario over the supervisory stress test measurement period, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected risk-weighted assets for each of the fourth through seventh quarters of the supervisory stress test projection period, and (ii) 2.5%.

Like the stress capital buffer, the stress leverage buffer would be calculated based on the results of our most recent supervisory stress tests. The stress leverage buffer would equal the maximum decline in our Tier 1 Leverage Ratio under the severely adverse scenario, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected leverage ratio denominator for each of the fourth through seventh quarters of the supervisory stress test projection period. No floor would be established for the stress leverage buffer, which would apply in addition to the current minimum Tier 1 Leverage Ratio of 4%.

The proposal would make related changes to capital planning and stress testing processes for the consolidated operations of U.S. IHCs subject to the stress buffer requirements. In particular, the proposal would limit projected capital actions to planned common stock dividends in the fourth through seventh quarters of the supervisory stress test projection period and would assume that the consolidated operations of IHCs maintain a constant level of assets and risk-weighted assets throughout the supervisory stress test projection period.

In November 2018, the Federal Reserve Board’s Vice Chairman for Supervision stated that the Federal Reserve Board does not expect that the proposed stress buffer requirements will go into effect before 2020, and that, while the Federal Reserve Board expects to finalize certain elements of those requirements as proposed, other elements of the proposal will be re-proposed and again subject to public comment.

Total Loss-Absorbing Capacity and Long-Term Debt Requirements

Santander Holdings USA is required, pursuant to the final total loss-absorbing capacity rule of the Federal Reserve Board, to comply with certain TLAC and long-term debt requirements applicable to U.S. IHCs of non-U.S. G-SIBs. The main purpose of the minimum TLAC and LTD requirements is to ensure that covered U.S. IHCs, such as Santander Holdings USA, will have enough loss-absorbing resources at the point of failure to be recapitalized through the conversion of eligible LTD to equity or otherwise by imposing losses on eligible LTD or other forms of TLAC. The proposed minimum amounts of internal TLAC and internal LTD vary depending on the home country resolution authority’s preferred resolution strategy. Because the competent authorities informed Banco Santander, S.A. that Santander Holdings USA would enter Chapter 11 proceedings under the resolution strategy for the Group, Santander Holdings USA is a resolution covered IHC and is required to maintain external and internal TLAC that collectively amount to at least 18% of risk-weighted assets (plus an internal TLAC buffer of an additional 2.5%), and at least 9% of average total consolidated assets, as well as external or internal LTD of at least 6% of risk-weighted assets and at least 3.5% of average total consolidated assets. The final rule also established a clean holding company framework that imposes certain restrictions on the types of liabilities or arrangements that may be incurred, entered into or in some cases held by a covered U.S. IHC. It also imposes a cap on the aggregate amount of certain unrelated liabilities of the covered U.S. IHC equal to 5% of the covered U.S. IHC’s TLAC.

Liquidity Requirements

Liquidity Coverage Ratio

As a U.S. bank holding company with $50 billion or more of total consolidated assets, Santander Holdings USA is currently subject to a modified version of the quantitative LCR requirement. The LCR is one of the liquidity components of the international Basel III framework, and requires firms to meet certain liquidity measures by holding an adequate amount of unencumbered high-quality liquid assets to cover its projected net cash outflows over a 30 day stress scenario window. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank. As discussed in the “United States Supervision and Regulation” section above, the Federal Reserve Board has indicated that it intends to issue for comment a proposal to modify the prudential standards applicable to FBOs. It is not clear how this proposal would impact Santander Holdings USA’s capital and liquidity requirements.

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

Volcker Rule

Section 13 of Bank Holding Company Act, and its implementing rules (collectively, the “Volcker Rule”) prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Banco Santander were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Banco Santander has assessed how the Volcker Rule affects its businesses and subsidiaries, and has brought its activities into compliance. Banco Santander has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Banco Santander is largely able to continue its activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

On 21 July 2017 the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside of the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also in July 2017, the Federal Reserve Board issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

In May 2018, the five regulatory agencies charged with implementing the Volcker Rule released proposed amendments to the current Volcker Rule regulations. The proposal would tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of a trading account, clarify certain key provisions in the Volcker Rule, and simplify the information that covered entities are required to provide to regulatory agencies. If adopted, the proposed changes regarding the definition of trading account would likely expand the scope of investing and trading activities subject to the Volcker Rule’s restrictions, although non-U.S. banking organizations like Banco Santander would still largely rely on the “solely outside the U.S. exemption” to conduct their trading activities. Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.

OTC Derivatives Regulation

Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of OTC derivatives by the CFTC and the SEC, including by imposing mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, the Dodd-Frank Act requires the registration of swap dealers and major swap participants with the CFTC and of security-based swap dealers and major security-based swap participants with the SEC. Banco Santander, S.A. is provisionally registered as a swap dealer with the CFTC. Abbey National Treasury Services plc was previously provisionally registered as a swap dealer with the CFTC, but it withdrew this registration, effective as of 31 December 2018.

Santander does not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.

As a result of its registration as a swap dealer, Banco Santander, S.A. is subject to margin, segregation of counterparty collateral, business conduct, recordkeeping, clearing, execution, reporting and other requirements. In general, as a non-U.S. swap dealer, Banco Santander, S.A. is not subject to all CFTC requirements, including certain business conduct standards, when entering into swaps with non-U.S. counterparties. In addition, subject to conditions, Banco Santander, S.A. may comply with EU OTC derivatives requirements in lieu of some CFTC requirements, including portfolio reconciliation, portfolio compression and trade confirmation requirements, pursuant to substituted compliance determinations issued by the CFTC.

While most of the rules applicable to swap dealers have been fully implemented, others are still being phased in. For example, the U.S. prudential regulatory agencies adopted final rules establishing initial and variation margin requirements for uncleared swaps and security-based swaps between prudentially-regulated swap dealers, such as Banco Santander, S.A., and certain counterparties, and the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still be phased in through 1 September 2020, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty  (and their affiliates).

In the European Union (the “EU”), the implementation of the European Market Infrastructure Regulation (“EMIR”) and the revision of MiFID II will result in comparable, but not identical, changes to the European regulatory regime for OTC derivatives. The combined effect of the U.S. and EU requirements, and the potential conflicts and inconsistencies between them, may present challenges and risks to the Group’s OTC derivatives business. Substituted compliance rulings may allow for some limited relief from these challenges, and the Group has established cross-border working groups to meet regulatory requirements where there may be some crossborder overlap. The full impact of the various U.S. and non-U.S. regulatory developments in this area will not be known until all of the rules are finalized and implemented, cross-border conflicts can be identified, and market practices develop under the final rules.

QFC Stay Rules

The U.S. banking agencies have adopted QFC stay rules that impose contractual requirements on covered QFCs to which covered entities are parties. Banco Santander’s U.S. operations, including Santander Bank, are treated as covered entities under the QFC stay rules. Under the QFC stay rules, covered QFCs generally:

(1) must explicitly recognize the FDIC’s authority to stay the exercise of default rights under and transfer the covered QFC under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Act, and their implementing regulations; and

(2) may not (a) permit the exercise of any cross-default right against a covered entity based on an affiliate’s entry into receivership, insolvency, liquidation, resolution or similar proceedings, subject to certain creditor protections, or (b) prohibit the transfer of any credit enhancement (including a guarantee) provided by an affiliate in the G-SIB group that is a covered entity upon any affiliate in the G-SIB group entering into receivership, insolvency, liquidation, resolution, or similar proceedings.

The QFC stay rules establish a phased-in compliance schedule based on counterparty type. Covered QFCs to which all parties are covered entities must be remediated by 1 January 2019; covered QFCs to which all parties are either covered entities or certain other “financial counterparties,” as defined under the rules, must be remediated by 1 July 2019; and covered QFCs to which at least one party is neither a covered entity nor a financial counterparty must be remediated by 1 January 2020. The effect of the QFC stay rules is that if the U.S. operations of Banco Santander, including Santander Bank, enter into a new QFC with a counterparty on or after 1 January 2019, all existing QFCs between the U.S. operations of Banco Santander and the counterparty and all of the counterparty’s consolidated affiliates must be remediated to comply with the requirements of the QFC stay rules by the applicable compliance date. The QFC stay rules could lead to increased compliance costs and could affect Banco Santander’s competitive position, as the rules do not apply to all of the firm’s competitors.

Single-Counterparty Credit Limits

In June 2018, the Federal Reserve Board issued a final rule implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as Banco Santander, and to certain large U.S. IHCs of FBOs, such as Santander Holdings USA. The rule will impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. This will become effective in January 2020 for Banco Santander and in July 2020 for Santander Holdings USA, and could adversely affect the financial position of Banco Santander’s U.S. operations or of Santander Holdings USA.

Resolution Planning

We are required to prepare and submit periodically to the Federal Reserve Board and the FDIC a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our IDI subsidiary, Santander Bank, must also submit a separate IDI resolution plan to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that the 165(d) Plan is not credible and that deficiencies are not cured in a timely manner, they may jointly impose on our

U.S. operations more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations., or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 19 December 2018 , and its most recent IDI plan on 28 June 2018. The deadline for our next 165(d) plan submission is currently unclear, as senior representatives from the Federal Reserve Board and FDIC have recently indicated that the annual submission requirement may be relaxed under a forthcoming revised 165(d) rule. FDIC Chairman Jelena McWilliams has indicated that no firm will be required to submit another IDI plan until the FDIC issues a revised IDI plan rule.

Federal Reserve Board Proposed Supervisory Guidance and Large Financial Institution Rating System

In August 2017, the Federal Reserve Board issued a proposal on corporate governance to enhance the effectiveness of boards of directors and refocus the Federal Reserve Board’s supervisory expectations for boards of directors on their core responsibilities. The corporate governance proposal consists of three parts. The first part, the board effectiveness guidance, is proposed supervisory guidance identifying the attributes of effective boards of directors and is applicable to certain bank and savings and loan holding companies with total consolidated assets of USD 50 billion or more (other than those that are U.S. IHCs of foreign banking organizations), as well as to certain designated systemically important nonbank financial companies supervised by the Federal Reserve Board. This part would not apply to Santander Holdings USA, but the Federal Reserve Board solicited comments on how the guidance could be adapted to apply to U.S. IHCs of FBOs, signalling that Santander Holdings USA could fall within the scope of a related future proposal. The second and third parts of the corporate governance proposal would revise certain supervisory expectations for boards and clarify expectations for communicating supervisory findings to an institution’s board of directors and senior management.

In January 2018, the Federal Reserve Board proposed supervisory guidance setting out core principles of effective senior management, the management of business lines, independent risk management and controls. This proposed supervisory guidance, which would apply to our combined U.S. operations including Santander Holdings USA, and our New York branch, would be used in connection with the supervisory assessment of governance and controls under the proposed LFI Rating System described below.

In November 2018, the Federal Reserve adopted a new rating system, the LFI Rating System, to align its supervisory rating system for large financial institutions, including Santander Holdings USA, with its current supervisory programs for these firms. As compared to the rating system it replaces, which will continue to be used for smaller BHCs, the LFI Rating System places a greater emphasis on capital and liquidity, including related planning and risk management practices. Santander Holdings USA will receive its first rating under the LFI Rating System in 2020.

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

Community Reinvestment Act

The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighbourhoods, consistent with safe and soundness practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank and Santander Puerto Rico are subject to the CRA. Santander Puerto Rico’s current CRA rating is “Outstanding.” Santander Bank’s most recent public CRA report of examination rated Santander Bank as “Satisfactory” for the 1 January 2014 through 31 December 2016 evaluation period. Santander Bank’s rating based solely on the applicable CRA lending, service and investment tests would have been “High Satisfactory.” However, the overall rating was lowered to “Satisfactory” due to previously disclosed instances of non-compliance that are being remediated. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve Board does the same with respect to certain regulatory applications Santander Holdings USA makes.

FDIC as Receiver or Conservator of Santander Bank

Upon the insolvency of an insured depository institution, such as Santander Bank, the FDIC may be appointed as the conservator or receiver of the institution. Under the Dodd-Frank Act’s Orderly Liquidation Authority, upon the insolvency of a bank holding company, such as Santander Holdings USA, the FDIC may be appointed as conservator or receiver of the bank holding company, if certain findings are made by the FDIC, the Federal Reserve Board and the Secretary of the Treasury, in consultation with the President. Acting as a conservator or receiver, the FDIC would have broad powers to transfer any assets or liabilities of the institution without the approval of the institution’s creditors.

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

FDIC Insurance

The Deposit Insurance Fund (“DIF”) provides insurance coverage for certain deposits up to a standard maximum deposit insurance amount of USD 250,000 per depositor per insured depository institution and is funded through assessments on insured depository institutions, based on the risk each institution poses to the DIF. In March 2016, the FDIC issued a final rule imposing a surcharge on the assessments of insured depository institutions with total consolidated assets of $10 billion or more, such as Santander Bank. These surcharges ceased, effective 1 October 2018, as a result of the FDIC’s reserve ratio exceeding 1.35%. The FDIC recently required large insured depository institutions, including Santander Bank, to enhance the recordkeeping systems to facilitate prompt payment of insured deposits if such an institution were to fail. The rule requires us to reconfigure our information technology systems to be able to provide certain required information by 1 April 2020.

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

As noted in the “General Data Protection Regulation” section above, the GDPR became directly applicable in all member states of the EU on 25 May 2018. The GDPR creates additional requirements for the protection of natural persons with respect to the processing of personal data and on the free movement of such data. The implementation of the GDPR has required substantial amendments to Banco Santander’s procedures and policies, which have impacted, and could further adversely impact, Banco Santander’s business by increasing its operational and compliance costs.

Compensation

The compensation practices of our U.S. subsidiaries are subject to oversight by the Federal Reserve Board and, with respect to some of our subsidiaries and employees, by other financial regulatory bodies. The scope and content of compensation regulation in the financial industry are continuing to develop, and we expect that these regulations and resulting market practices will continue to evolve over a number of years.

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

Cybersecurity is also an area of increasing state legislative focus. For example, in June of 2018, the Governor of California signed into law the California Consumer Privacy Act (“CCPA”). The new law, which becomes effective on 1 January 2020, gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer’s personal information, and the right not to be discriminated against for exercising their rights. While the CCPA is expected to have little impact on Banco Santander’s U.S. operations, it may serve as a model for state-level cybersecurity laws that could appear in other states.

Anti-Money Laundering

The Bank Secrecy Act, as amended by the USA PATRIOT Act, contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an AML program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. Santander Bank is subject to the Bank Secrecy Act and therefore is required to maintain a system of internal controls, provide its employees with AML training, designate an AML compliance officer and undergo an annual, independent audit to assess the effectiveness of its AML program. Santander Bank has implemented policies, procedures and internal controls that are designed to comply with its U.S. AML requirements. In May 2016, FinCEN, which promulgates regulations implementing the Bank Secrecy Act, issued a final customer due diligence (“CDD”) rule, which became applicable on 11 May 2018. It imposes several new obligations on covered U.S. financial institutions with respect to their “legal entity customers,” including corporations, limited liability companies and other similar entities. For each such customer that opens an account (including an existing customer opening a new account), the covered financial institution must identify and verify the customer’s “beneficial owners,” as defined in the regulation.  In addition, under the new regulation, covered financial institutions must implement risk-based procedures for conducting ongoing CDD.

U.S. bank regulators are focusing their examinations on AML compliance, and we will continue to monitor and augment, where necessary, our (including our U.S. branches’ and subsidiaries’) AML compliance programs. Failures to comply with applicable U.S. AML laws and regulations could have severe legal and reputational consequences, including significant civil monetary and criminal penalties and termination of U.S. banking licenses. In addition, U.S. regulators have taken actions against non-U.S. bank holding companies requiring them to improve their oversight of their U.S. subsidiaries’ Bank Secrecy Act programs and compliance.  Further, U.S. federal banking agencies are required, when reviewing bank and bank holding company acquisition or merger applications, to take into account the effectiveness of the AML compliance record of the applicant.

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

The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:

(a) Santander UK holds two savings accounts and one current account for two customers. Both of the customers, who are resident in the UK, are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2018 were negligible relative to the overall profits of Banco Santander SA.

(b) During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts and the accounts were subsequently closed on 14 January 2019. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2018 were negligible relative to the overall profits of Banco Santander SA.

(c) Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2018. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended 31 December 2018.

(d)The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2018, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since 1 January 1999, the start of Stage III, see “—Supervision and Regulation—Single Supervisory Mechanism, Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the then fifteen participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.

ITEM 11. SHAREHOLDERS REMUNERATION

The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration in respect of each fiscal year indicated, distributed quarterly.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2012	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	0.21	0.75
2013	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67
2014	0.15	0.15	0.15	0.15	0.60	0.16	0.16	0.15	0.13	0.60
2015	0.05	0.05	0.05	0.05	0.20	0.04	0.04	0.04	0.04	0.16
2016	0.055	0.045	0.055	0.055	0.21	0.047	0.050	0.059	0.060	0.216
2017	0.06	0.04	0.06	0.06	0.22	0.071	0.046	0.074	0.074	0.265
2018 (A)	0.065	0.035	0.065	0.065	0.23	0.075	0.040	0.074	0.074	0.263

(A)   The figure for the fourth dividend is an estimate because as of the date of this annual report on Form 20-F it has not been paid yet.

ITEM 12. THE OFFER AND LISTING

Santander’s Shares

In 2018, Santander was the most actively traded stock on the Spanish stock exchange. As at 31 December 2018, the stock had a 14.5% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. In 2018, 19,040 million shares were traded, for a cash amount of EUR 95,501 million, the highest volume for any Euro Stoxx constituent. Our market capitalization of EUR 64,508 million at 2018 year-end made us the largest bank in the eurozone by market capitalization and the 16th in the world in 2018.

At 31 December 2018 a total of 3,477,690,669 shares, or 21.42% of our share capital, were held by 1,158 registered holders with registered addresses in the United States and Puerto Rico, including Bank of New York Mellon, as depositary of our American Depositary Share Program.

At 31 December 2018, 61.22% of our shares were held of record by non-residents of Spain.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since 30 July 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” Under the deposit agreement, pursuant to which ADRs have been issued, The Bank of New York Mellon is the depositary and holder from time to time of ADRs. At 31 December 2018, we had outstanding a total of 600,727,172 ADRs of which 10,443,837 were held by 14,395 registered holders with The Bank of New York Mellon. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners. Our directors and executive officers owned 9,000 ADRs as of 31 December 2018, according to the information of the Spanish CNMV.

Our Depositary is The Bank of New York Mellon, with its principal executive office located at 101 Barclay Street, New York, N.Y. 10286.

Each ADS represents the right to receive one of Common Stock of Santander, pay value EUR 0.50 each.

Persons depositing or withdrawing shares or ADS holders must pay:
USD 5.00 (or less) per 100 ADSs

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

USD .05 (or less) per ADS (or a portion thereof)	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been deposited with the Depositary	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
USD .05 (or less) per ADS (or a portion thereof) per calendar year	Depositary services
Registration and transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable (including SWIFT), telex and facsimile transmissions (when expressly provided in the Deposit Agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any other charges incurred by the Depositary or its agents for servicing the shares or other deposited securities	As necessary

The Depositary may collect any of its fees by deducting those fees from any cash distributions payable to owners, or by selling a portion of distributable property to pay the fees.  The Depositary may also collect its annual fee for Depositary services and its fees for any other charges incurred by deducting those fees from any cash distributions or by directly billing ADS holders.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account.  The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favourable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favourable to ADS holders, subject to the Depositary’s obligations under the Deposit Agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

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

In 2018, the Depositary made direct payments and reimbursements to us in the gross amount of USD 6,101,330.47 for expenses related to investor relations with no withholding for tax purposes in the U.S.

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

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future.  In 2018, 6.88% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V., S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 1.0% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.02% to 0.07% in 2018. At 31 December 2018, the Parent bank and our subsidiaries held 12,249,652 of our shares (0.075% of our total capital stock as of that date).

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2018:

			(C) Total number of shares (or	(D) Maximum number (or
	(A) Total number of	(B) Average price	units) purchased as part of	approximate dollar value) of shares
	shares -or units	paid per share (or	publicly announced plans or	(or units) that may yet be purchased
2018	Purchased	unit) in euros	programs	under the plans or programs
January	25,027,099	5.79	―	―
February	23,443,702	5.61	―	―
March	22,350,762	5.38	―	―
April	5,123,166	5.33	―	―
May	17,625,843	5.29	―	―
June	22,356,073	4.79	―	―
July	12,604,243	4.67	―	―
August	9,574,756	4.53	―	―
September	21,155,720	4.49	―	―
October	17,434,210	4.23	―	―
November	7,460,938	4.15	―	―
December	22,624,476	4.42	―	―
Total	206,780,988

(A)The number of shares purchased includes securities lending and short positions.

During 2018, all purchases and sales of equity securities were made in open-market transactions.

ITEM 13. ADDITIONAL INFORMATION

Memorandum and articles of association

Bylaws

The following summary of the material terms of our Bylaws is not meant to be complete and is qualified in its entirety by reference to our Bylaws. Because this is a summary, it does not contain all the information that may be important to you. You should read our Bylaws carefully before you decide to invest. Copies of our Bylaws are incorporated by reference.

The current Bylaws of Santander were approved by our shareholders acting at the annual general shareholders’ meeting held on 21 June 2008 and incorporated with the office of the Mercantile Registry on 11 August 2008.

Subsequently, Article 5 of the Bank’s Bylaws have been updated several times, mostly to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on 6 November 2018 and filed with the office of the Mercantile Registry on 7 November 2018.

Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors — General information — Bylaws”.

Rules and Regulations of the Board of Directors and Rules and Regulations for the General Shareholders’ Meeting

Aside from the Bylaws, the Rules and Regulations of the Board of Directors and the Rules and Regulations for the General Shareholders’ Meeting also form part of the internal governance rules of Santander. Our Board amended its rules and regulations on 25 June 2018, to allow the responsible banking, sustainability and culture committee to be chaired by an independent director, and again on 26 February 2019 in order to, amongst others:

•	Establish the audit committee to be composed entirely of independent directors and to strengthen its supervision functions over the non-financial information.
•	Broaden the mandate of our appointments committee in corporate governance matters taking up functions that previously fell with the risk supervision, regulation and compliance committee.
•	Expressly provide that the lead independent director must be a member of the appointments committee.
•	Include other minor changes in the composition and functioning of the appointments and remuneration committees anticipating the recommendations and good operating practices.

The above changes reflect the Group’s commitment to complying with the highest corporate governance standards at all times, and is a further step in strengthening its internal governance system. For further information regarding to the amendments to the Rules and Regulations of the Board occurred during 2018, we refer to “Consolidated Directors’ Report — Corporate governance— Section 4.3” in Part 1 of this annual report on Form 20-F.

The Rules and Regulations of the Board, as amended, and the Rules and Regulations of the General Shareholders’ Meeting are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Shareholders and investors—Corporate Governance—Rules and Regulations of the Board of Directors” and “Shareholders and investors—Corporate Governance—Rules and Regulations for the General Shareholders’ Meeting”, respectively.

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

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Santander. Notices of all meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the national newspapers having the largest circulation in Spain, on the website of the CNMV and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on 23 March 2018 and our last extraordinary general meeting of shareholders was held on 15 September 2014.

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of 19 June 2004 and the extraordinary general meeting of 21 October 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of 21 October 2004, our shareholders could vote by mail. And in all the general shareholders’ meetings (annual and extraordinary) held since 18 June 2005, included, our shareholders were also able to attend via the Internet (besides attending and voting in person) and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

Resolutions at general meetings are passed provided that, regarding the voting capital present or represented at the meeting, the number of votes in favour is higher than the number of votes against. Except for the foregoing cases in which the law and the Bylaws require a greater majority.

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

For the valid approval of all the above listed actions the favourable vote of more than half of the votes corresponding to the shares represented in person or by proxy at the general shareholders’ meeting shall be required, except when on second call shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, in which case the favourable vote of two-thirds of the share capital represented in person or by proxy at the general shareholders’ meeting shall be required.

For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and Regulations of the Bank’s general shareholders’ meetings. The quorum at the 2017 annual general meeting was 64.03% of the Bank’s share capital, and the quorum at the 2018 annual general meeting was 64.55% of the Bank’s share capital.

Changes in Capital

See “Consolidated Directors’ Report — Corporate governance— Sections 2.1, 2.2, 3.4 and 3.5” in Part 1 of this annual report on Form 20-F.

Dividends

See “Consolidated Directors’ Report — Corporate governance— Section 3.3” in Part 1 of this annual report on Form 20-F.

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

Under Spanish law and regulations, transfers of shares quoted on a stock exchange are normally made through a Sociedad o Agencia de Valores, credit entities and investment services companies that are members of the Spanish stock exchange.

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

Liquidation Rights

Upon a liquidation of Santander, our shareholders would be entitled to receive pro-rata any assets remaining after the payment of our debts, taxes and expenses of the liquidation. Holders of non-voting shares, if any, would be entitled to receive reimbursement of the amount paid before any amount is distributed to the holders of voting shares.

Change of Control

Our Bylaws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving Santander or any of our subsidiaries. Nonetheless, certain aspects of Spanish law described in the following section may delay, defer or prevent a change of control of the Bank or any of our financial subsidiaries in the event of a merger, acquisition or corporate restructuring.

Legal Restrictions on Acquisitions of our Shares

See “Consolidated Directors’ Report — Corporate governance— Section 3.2” in Part 1 of this annual report on Form 20-F.

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or falls below the threshold of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%, of the voting rights of a company, for which Spain is the member state of origin, listed on a Spanish stock exchange or on any other regulated market in the European Union, must, within 4 trading days from the date on which the person becomes aware or should have become aware of the circumstance obliging him or her to notify, notify and report it to such company, and to the Spanish CNMV. From 27 November 2015, notification must be given of financial instruments with a financial effect similar to that of holding shares, regardless of whether settlement is made through shares or in cash. For these purposes it should be considered as financial instruments negotiable securities, options, futures, swaps, forward rate agreements, contracts for difference and any other contract or agreement with similar financial effects that can be settled by delivering the underlying securities or in cash, and any others established by the Ministry of Economics and Competitiveness and, with its express authorization, the Spanish Securities and Exchange Market Commission.  To calculate whether the thresholds for notification of major holdings have been met, the voting rights corresponding to holding shares (physical position) and financial instruments (derivative position) will be added together. The number of voting rights attributable to a financial instrument will be calculated by referring to the theoretical total amount of shares underlying the financial instrument. When the financial instrument is only settled in cash, the number of voting rights will be calculated by multiplying the number of underlying shares by the delta of the instrument (sensitivity of the price of the instrument to the price of the underlying value). To calculate the voting rights, only long positions, which cannot be netted with short positions relating to the same underlying issuer, will be considered. All these calculations will be made under the provisions of Commission Delegated Regulation (EU) 2015/761.

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

In addition, any Spanish company listed on the Spanish stock exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report and without deducting sales of its own shares by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights. See “Item 12. The Offer and Listing - Trading by Santander’s Subsidiaries in the Shares”.

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

Board of Directors

See “Consolidated Directors’ Report — Corporate governance— Section 4.2” in Part 1 of this annual report on Form 20-F.

Certain Powers of the Board of Directors

The actions of the members of the board are limited by Spanish law and certain general provisions contained in our Bylaws. For instance, Article 57 of our Bylaws states that the directors will be liable to Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the Bylaws or by acts or omissions contrary to the duties inherent in the exercise of their office, provided that there has been wilful misconduct or negligence.

See information on conflicts of interest and related party transactions in “Consolidated Directors’ Report — Corporate governance— Section 4.8” in Part 1 of this annual report on Form 20-F.

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

See information on compensation in “Consolidated Directors’ Report — Corporate governance— Section 6” in Part 1 of this annual report on Form 20-F.

At the Bank’s annual general shareholders’ meeting held on 18 March 2016, our shareholders passed a resolution to amend, among others, article 40 of our Bylaws. Such amendment aimed to conform the text thereof to recommendation 12 of the Code of Good Governance of listed companies, stating that the board of directors will be guided by the corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the value of the company.

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

Exchange controls

Restrictions on Foreign Investments

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “—Taxation”. On 4 July 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (23 April 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Competitiveness, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body.  These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defence. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

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

On 14 January 2013, the United States of America and the Kingdom of Spain signed a protocol amending the Treaty, which needs to be ratified by both countries, and will become effective three months following the date on which both countries have provided notice that its internal procedures for effectiveness have been fulfilled. When this protocol becomes effective, taxation described under the Treaty in this section may be altered.

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

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 19% rate from 1 January 2016.

We will withhold tax on the gross amount of dividends at the tax rates referred to above, following the procedures set forth by the Order of 13 April 2000. However, under the Treaty and subject to the fulfilment of certain requirements, you may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase Bank, N.A., with a certificate from the U.S. Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.

According to the Order of 13 April 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail timely to provide our depositary with the required documentation, you may obtain a refund of the amount withheld exceeding 15% that would result from the Spanish tax authorities in accordance with the procedures below.

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

•

If the holder of ordinary shares or ADSs elects to sell the rights on the market, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place (please refer to “—Taxation of capital gains” below).

•

If the holder of ordinary shares or ADSs elects to receive the proceeds from the sale of rights back to us at a fixed price, the tax regime applicable to the amounts received will be that applicable to cash dividends described above.

Spanish refund procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004, dated 30 July 2004, as amended, and the Order EHA/3316 dated 17 December 2010, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. resident entitled to the benefits of the Treaty, you are required to file all of the following:

•	the applicable Spanish Tax Form (currently, Form 210),

•	the certificate of tax residence referred to in the preceding section, and
•	evidence that Spanish Non-Resident Income Tax was withheld with respect to you.

For the purposes of the Spanish refund procedure, the holder must file Form 210 (together with the corresponding documentation) within the period from 1 February of the year following the year in which the Non-Resident Income Tax was withheld and ending four years after the end of the filing period in which we reported and paid such withholding taxes. The Spanish Revenue Office must make the refund within six months after the refund claim is filed. If such period lapses without receipt of the refund, the holder is entitled to receive interest for late payment on the amount of the refund claimed. For further details, prospective holders should consult their tax advisors.

You are urged to consult your own tax adviser regarding refund procedures and any U.S. tax implications of receipt of a refund.

Taxation of capital gains

Under Spanish law, any capital gains derived from the transfer of securities issued by Spanish tax residents are deemed to be Spanish-source income and, therefore, are taxable in Spain.  If you are a U.S. resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since 1 January 2016, Spanish Non-Resident Income Tax is levied at a 19% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Capital gains and losses will be calculated separately for each transaction and losses may not be offset against capital gains.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain.  In addition, under the Treaty, if you are a U.S. resident, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock.  You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 Form, between 1 January and 20 January of the calendar year following the year in which the transfer of ADSs or shares took place.

Spanish wealth tax

Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of 1 January 2008. However, this 100% tax rebate was temporarily abolished with effect as of the 2011 fiscal year, and since then this situation has been extended every year (including 2019). Notwithstanding the above, the first EUR 700,000 of net wealth owned by an individual will be exempt from taxation.

As a result of the above legislation, non-residents of Spain who hold or held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of the year, the combined value of which exceeds EUR 700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 19% tax rate from 1 January 2016 on the fair market value of the shares as a capital gain.  If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.

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

Subject to generally applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury under current law, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains.  A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favourable rates.  Non-corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of the reduced rate on dividends in their particular circumstances.

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

Passive Foreign Investment Company Rules

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2018 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after 31 December 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

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

Share ownership of Directors and Senior Management

As of 20 March 2019 the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect Stake	Represented Stake	Total shares	% of Capital Stock
Dª ANA BOTÍN-SANZ DE SAUTUOLA Y O'SHEA	1,039,497	20,334,245		21,373,742	0.132%
D. JOSÉ ANTONIO ÁLVAREZ ÁLVAREZ	1,331,602			1,331,602	0.008%
D. BRUCE CARNEGIE-BROWN	22,443			22,443	0.000%
D. RODRIGO ECHENIQUE GORDILLO	1,231,529	14,591		1,246,120	0.008%
Dª HOMAIRA AKBARI	22,000	9,000		31,000	0.000%
D. IGNACIO BENJUMEA CABEZA DE VACA	3,576,405			3,576,405	0.022%
D. JAVIER BOTÍN SANZ DE SAUTUOLA Y O'SHEA	5,272,830	12,653,263	119,468,000	137,394,093	0.846%
D. ALVARO CARDOSO DE SOUZA	0	0		0	0.000%
Dª SOL DAURELLA COMADRÁN	143,255	456,970		600,225	0.004%
D. CARLOS FERNÁNDEZ GONZÁLEZ	18,524,499	5		18,524,504	0.114%
Dª ESTHER GIMÉNEZ-SALINAS I COLOMER	6,062			6,062	0.000%
D. RAMIRO MATO GARCÍA-ANSORENA	40,325			40,325	0.000%
Dª BELÉN ROMANA GARCÍA	167			167	0.000%
Total	31,210,614	33,468,074	119,468,000	184,146,688	1.13%

Unresolved Staff Comments

None.

ITEM 14. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of 31 December 2018, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

(b) Management’s Report on Internal Control over Financial Reporting

The management of Banco Santander, S.A., is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act.

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

We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control - integrated framework. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Internal Control - integrated framework.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 31 December 2018, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, management believes that, as of 31 December 2018, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores, S.L. which has audited the consolidated financial statements of the Group for the year ended 31 December 2018, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page 432 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

(c) Changes in internal controls over financial reporting.

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, on 1 January 2018, Banco Santander, S.A. adopted the new accounting standard IFRS 9. We have updated and modified certain internal controls over financial reporting, accordingly.

Principal Accountant Fees and Services

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US Securities and Exchange Commission (SEC) rules and the Public Company Accounting Oversight Board (PCAOB) and any other legislation in force in each of the countries relevant to the audit, and they did not involve the performance of any work that is incompatible with the audit function.

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

During 2018, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.

All services provided by the Group’s principal auditing firm in 2018 detailed in note 48.b to our consolidated financial statements included in Part 2 of this annual report on Form 20-F were approved by the audit committee.

ITEM 15. CORPORATE GOVERNANCE

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

Under Spanish law, section 529.duodecies of the Capital Companies Law, passed by RDL 1/2010 (2 July 2010) sets out the requirements to be considered as independent director in a listed company but does not set the number of independent directors. There is a non-binding recommendation that the number of independent directors represent at least half of the total size of the Board. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavour to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall aim that the number of independent directors represent at least half of all directors.

As a result of the vacancy left after the resignation of Mr. Juan Miguel Villar Mir, effective as of 1 January 2019, the board of directors of Santander currently has eight independent directors (out of fourteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board, in accordance with section 529 duodecies of the Capital Companies Law. The agenda of the next annual general shareholders’ meeting, to be held on 12 April 2019, includes the appointment of a new independent director (if this is approved by our shareholders, the board will have 9 independent directors out of 15 board members).

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

Independence of the directors on the appointments committee and remuneration committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The appointments committee of the Bank’s board of directors is composed of four external directors (three are independent and one in the opinion of the board is neither proprietary nor independent), the remuneration committee is composed of five external directors (three are independent and two in the opinion of the board are neither proprietary nor independent) and the risk supervision, regulation and compliance committee is composed of five external directors (four are independent and one in the opinion of the board is neither proprietary nor independent) and the chairman of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments committee and the remuneration committee is described under the caption “Audit Committee, Appointments Committee, Remuneration Committee and Risk Supervision, Regulation and Compliance Committee” below.

During the fiscal year 2018, none of the members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee.

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

The audit committee met 13 times during 2018. The appointments committee met 13 times during 2018. The remuneration committee met 11 times during 2018. The risk supervision, regulation and compliance committee met 13 times during 2018.

Code of ethics

Under the NYSE corporate governance rules, all U.S. companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a General Code of Conduct that applies to members of the board and to all employees of Santander, notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. On 28 July 2003, the board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (2 November 2002) on reform measures of the financial system. The code came into force on 1 August 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.

In 2012, a new General Code of Conduct was published. It primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group. It has been updated in 2017.

On 28 November 2017, the board of directors approved amendments to the General Code of Conduct, which were mainly related to the Group’s current structure and the internal rules and regulations to which the Code refers.

The current General Code of Conduct set an open door policy by which any Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations may report such act directly to compliance management.

As of 31 December 2018, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, we abide by a Code of Conduct in the Securities Markets, which was adopted on 28 July 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information. Recently, the Code was updated in order to include the new requirements under the Market Abuse Directive (MAD), which entered into force on 3 July 2016. Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”.

ITEM 16. EXHIBITS

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
8.1	List of Subsidiaries (incorporated as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

ITEM 17. SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief financial officer

Date: 25 March 2019