Form 20-F
period 2019-12-31
Banco Santander, S.A.
filed 2020-03-06
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ending December 31, 2019
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
Tel: +34 91 289 32 80 Fax: +34 91 257 12 82
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class		Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	SAN	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	Not applicable	New York Stock Exchange *
Non-cumulative Preferred Stock Series 6	SAN PRB	New York Stock Exchange
Senior Non Preferred Floating Rate Notes due 2023	SAN 23A	New York Stock Exchange
3.500% Second Ranking Senior Debt Securities due 2022	SAN 22	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	SAN27	New York Stock Exchange
Second Ranking Senior Floating Rate Notes due 2022	SAN22A	New York Stock Exchange
3.125% Senior Non Preferred Fixed Rate Notes due 2023	SAN23	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	SAN28	New York Stock Exchange
Series 76 2.706% Senior Preferred Fixed Rate Notes due 2024	SAN24	New York Stock Exchange
Series 77 3.306% Senior Non Preferred Fixed Rate Notes due 2023	SAN29	New York Stock Exchange
Series 37 3.848% Senior Non Preferred Fixed Rate Notes due 2023	SAN23B	New York Stock Exchange
Series 38 4.379% Senior Non Preferred Fixed Rate Notes due 2028	SAN28A	New York Stock Exchange
Series 36 Senior Non Preferred Floating Rate Notes due 2023	SAN23C	New York Stock Exchange
Series 26 Subordinated Debt Securities	SAN25	New York Stock Exchange

*Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None (Title of Class)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes ☐ No ☐ Indicate by check mark whether the

registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐No ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report 16,618,114,582 shares

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

BANCO SANTANDER, S.A.
This annual report on Form 20-F for the year ended 31 December 2019, includes three parts: (i) our Consolidated Directors’ Report, (ii) our consolidated financial statements and (iii) supplemental information. Set forth below is a table listing the required items for Form 20-F and the location where the relevant disclosure in this annual report can be found.
CROSS REFERENCE TO FORM 20-F

Form 20-F Item Number and Caption		Location	Page
Presentation of Financial and Other Information		Supplemental information. Section 1	790
Cautionary Statement Regarding Forward-Looking Statements		Supplemental information. Section 2	791
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and Senior Management	Not required for Annual Report on Form 20-F	-
	B. Advisers	Not required for Annual Report on Form 20-F	-
	C. Auditors	Not required for Annual Report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer Statistics	Not required for Annual Report on Form 20-F	-
	B. Method and Expected Timetable	Not required for Annual Report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	A. Selected financial data	Supplemental information. Section 3	793
	B. Capitalization and indebtedness	Not required for Annual Report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for Annual Report on Form 20-F	-
	D. Risk factors	Supplemental information. Section 4	796
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	General Information	786
	Acquisitions, Dispositions, Reorganizations	Note 3. b) to our consolidated financial statements	550
	Capital Increases	Note 31 to our consolidated financial statements	625
	Recent Events	Note 1. g) to our consolidated financial statements	497
		Supplemental information. Section13	882
	B. Business overview	Directors' Report. Economic and Financial Review	282
	Selected Statistical information	Supplemental information. Section 5	824
		Note 6 to our consolidated financial statements	570
		Note 10 to our consolidated financial statements	574
		Note 20 to our consolidated financial statements	592
		Note 21 to our consolidated financial statements	593
	Competition in Spain	Supplemental information. Section 9	850
	Supervision and Regulation	Supplemental information. Section 10	851
		Note 1.e) to our consolidated financial statements	497
	C. Organizational structure	Appendix I, II and III to our consolidated financial statements	739
		Note 1.a) to our consolidated financial statements	497

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Form 20-F Item Number and Caption		Location	Page
	D. Property, plant and equipment	Note 16 to our consolidated financial statements	585
		Directors' Report. Economic and Financial Review. Section 4.3 (for number of branches in segments and units)	332
ITEM 4A.	UNRESOLVED STAFF COMMENTS	Supplemental information. Section 13	882
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	Critical accounting policies	Note 2 to our consolidated financial statements	509
		Note 17 to our consolidated financial statements	588
		Note 18 to our consolidated financial statements	591
	A. Operating results	Directors' Report. Economic and Financial Review. Sections 3 and 4	288
		Supplemental information. Section 6	848
	B. Liquidity and capital resources	Directors' Report. Economic and Financial Review. Section 3.4 and 3.5	307
	C. Research and development, patents and licenses, etc.	Note 18 to our consolidated financial statements	591
		Directors' Report. Economic and Financial Review. Section 5	372
	D. Trend information	Directors' Report. Economic and Financial Review. Section 7	375
	E. Off-balance sheet arrangements	Note 35 to our consolidated financial statements	628
	F. Tabular disclosure of contractual obligations	Supplemental information. Section 7	849
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	Directors' Report. Corporate Governance. Section 4 and 5	168
	B. Compensation	Note 5 to our consolidated financial statements	556
		Directors' Report. Corporate Governance. Section 6	214
	C. Board practices	Directors' Report. Corporate Governance. Section 4.2 to 4.10	175
	D. Employees	Supplemental information. Section 8	849
	E. Share ownership	Supplemental information. Section 13	882
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	Directors' Report. Corporate Governance. Section 2.3 and 2.4	155
	B. Related party transactions	Notes 5.f) to our consolidated financial statements	556
		Note 53 to our consolidated financial statements	696
		Directors' Report. Corporate Governance. Section 4.12	209
	C. Interests of experts and counsel	Not required for Annual Report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
	A. Consolidated statements and other financial information
	Financial statements	Consolidated financial statements	467
	Legal proceedings	Note 25 to our consolidated financial statements	602

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Form 20-F Item Number and Caption		Location	Page
	Shareholders remuneration	Supplemental information. Section 11	871
		Directors' Report. Corporate Governance. Section 3.3	163
		Note 4 to our consolidated financial statements	554
	B. Significant Changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	Supplemental information. Section 12	871
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	Supplemental information. Section 12	871
		Directors' Report. Corporate Governance. Section 2.6	157
	D. Selling shareholders	Not required for Annual Report on Form 20-F	-
	E. Dilution	Not required for Annual Report on Form 20-F	-
	F. Expense of the issue	Not required for Annual Report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for Annual Report on Form 20-F	-
	B. Memorandum and articles of association	Supplemental information. Section 13	874
		Directors' Report. Corporate Governance. Sections 2.1 and 2.2	154
		Directors' Report. Corporate Governance. Sections 3.2; 3.3; 3.4 and 3.5	161
		Directors' Report. Corporate Governance. Sections 4.2 and 4.3	175
		Directors' Report. Corporate Governance. Section 4.12	209
		Directors' Report. Corporate Governance. Section 6	214
	C. Material contracts	Supplemental information. Section 13	877
	D. Exchange controls	Supplemental information. Section 13	877
	E. Taxation	Supplemental information. Section 13	878
	F. Dividends and paying agents	Not required for Annual Report on Form 20-F	-
	G. Statement by experts	Not required for Annual Report on Form 20-F	-
	H. Documents on display	Supplemental information. Section 13	882
	I. Subsidiary information	Not required for Annual Report on Form 20-F	-
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Directors' Report. Risk Management and control. Section 4	423
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt Securities	Not required for Annual Report on Form 20-F	-
	B. Warrants and Rights	Not required for Annual Report on Form 20-F	-
	C. Other Securities	Not required for Annual Report on Form 20-F	-
	D. American Depositary Shares	Supplemental information. Section 12	871
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Form 20-F Item Number and Caption		Location	Page
ITEM 15.	CONTROLS AND PROCEDURES	Supplemental information. Section 14	883
ITEM 16	[Reserved]
	A. Audit Committee Financial Expert	Directors' Report. Corporate Governance. Section 4.5	190
	B. Code of Ethics	Directors' Report. Risk Management and control. Section 7.3	449
		Directors' Report. Corporate Governance. Section 8.1	238
	C. Principal Accountant Fees and Services	Note 48. b) to our consolidated financial statements	664
		Supplemental information. Section 14	883
	D. Exemptions from the Listing Standards for Audit Committees	Not applicable	-
	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Supplemental information. Section 12	871
	F. Changes in Registrant’s Certifying Accountant	Not applicable	-
	G. Corporate Governance	Supplemental information. Section 15	884
	H. Mine Safety Disclosure	Not applicable	-
PART III
ITEM 17.	FINANCIAL STATEMENTS	Consolidated financial statements	467
ITEM 18.	FINANCIAL STATEMENTS	Consolidated financial statements	467
ITEM 19	EXHIBITS	Supplemental information. Section 16	887

BANCO SANTANDER, S.A.

Part 1.Consolidated directors’ report

Consolidated directors' report

6	Business model and strategy
12	Responsible banking
14	Our approach
26	Challenge 1: new business environment
58	Challenge 2: inclusive and sustainable growth
94	Key metrics
105	Contribution to UN Sustainable Development Goals
109	Further information
110	Non-financial information Law content index
114	UNEP FI Principles for Responsible Banking reporting index
120	Global Reporting Initiative (GRI) content index

146	Corporate Governance
148	Overview of corporate governance in 2019
154	Ownership structure
159	Shareholders, engagement and shareholder meeting
168	Board of directors
212	Management team
214	Remuneration
236	Group structure and internal governance
238	Internal control over financial reporting (ICFR)
248	Other corporate governance information

282	Economic and financial review
284	Economic, regulatory and competitive context
286	Group selected data
288	Group financial performance
328	Financial information by segments
372	Research, development and innovation (R&D&I)
374	Significant events since year end
375	Trend information 2020
381	Alternative performance measures (APM)

388	Risk management and control
390	Risk management and control overview
394	Risk management and control model
402	Credit risk profile
423	Trading market risk, structural and liquidity risk profile
439	Capital risk profile
442	Operational risk profile
448	Compliance and conduct risk profile
456	Model risk profile
458	Strategic risk profile

<
2019 consolidated directors’ report
This report has been approved unanimously by our board of directors on 27 February 2020.
Our approach to this document
The presentation of our consolidated directors’ report was improved last year to provide in a single, streamlined document the contents of several documents that were previously published separately and are no longer prepared but as sections of this consolidated directors’ report. In particular, before 2018, the contents now included in this report were spread in the following documents:

–	Annual report

–	Consolidated directors’ report

–	Annual corporate governance report (CNMV format document)

–	Report of the board committees

–	Sustainability report

–	Annual report on our directors’ remuneration (CNMV format document)
Additionally, the consolidated directors’ report includes all the information requirements to comply with Spanish Law 11/2018 on non-financial information and diversity. This information can be found in the 'Responsible banking' chapter, which represents the Consolidated non-financial information statement.
This format allows a clearer presentation of the information and, therefore, of understanding, avoids repetition and, at the same time, enhances the level of disclosure rather than reducing it.

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
Section 8 of the 'Economic and financial review' chapter provides further information about those APMs and non-IFRS measures.
Forward-looking statements
Santander cautions that this annual report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by words such as ‘expect’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘estimate’, ‘future’ and similar expressions. These forward-

looking statements are found in various places throughout this annual report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgement and future expectations concerning the development of our business, a number of risks, uncertainties and other important

4	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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
Historical performance is not indicative of future results
Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share)

for any period will necessarily match or exceed those of any prior period. Nothing in this annual report should be construed as a profit forecast.
No offer
Neither this annual report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities.

5

Business model
and strategy

The Santander Way

Our purpose	Our aim as a bank	Our how
To help people and businesses prosper	To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities	Everything we do should be Simple | Personal | Fair

The **SPF culture** is based on our eight **corporate behaviours ...**

- Show respect
- Truly listen
- Talk straight
- Keep promises
- Support people
- Embrace change
- Actively collaborate
- Bring passion

... and a strong risk cuture

risk pro

Everyone's business

For further information about our corporate culture see Responsible Banking chapter.

6	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Our strategy is built around a virtuous circle based on loyalty

	People		Employees who are engaged ...

•
Our aim is to be an employer of choice. Focus on employee engagement, leveraging our SPF culture to retain and attract the best talent.
•
This year we received important recognitions, of note: one of the 25 best companies to work for at global level (Great Place to Work). Leader in diversity 2020 by the Financial Times, and in addition, for the third consecutive year, we lead the Bloomberg Gender-Equality Index.

	Customers		... generate more loyal customers ...

•
Increase in loyal customers, both individuals and businesses, has resulted in a significant growth in revenues, loans and customer funds.
•
Loyal customers use our digital channels more as they hold more of our products and services and interact with us more often.

	Shareholders		... leading to strong financial results ...

+8% value creation for shareholder TNAV per share + dividends per share declared in 2019
•
Our focus on customer loyalty is delivering results: all-time record figure in customer revenueA with 3% growth (+4% in constant euros) and accounting for 95% of total revenue.
•
We continued to strengthen our balance sheet, generating more capital and improving credit quality.
•
We continue growing our cash dividend, as we have been doing for the last five years.

A. Customer revenue= net interest income + net fee income
	Communities		... and more investment in communities, helping to motivate and engage our people ...

2.0 mn	people financially empowered in 2019	Most sustainable bank in the world by Dow Jones Sustainability index 2019
•
We remain committed to generating profit in a more responsible and sustainable way.
•
Initiatives and actions to support inclusive and sustainable causes, and good causes in the communities in which we operate.

1.6 mn	people helped through our community programmes in 2019

7

Our business model

1. Our scale Local scale and global reach
•
Local scale based on three geographic regions, where we maintain a leadership position in our 10 core markets.
•
Global reach backed by our global businesses, enabling greater collaboration across the Group to generate higher revenue and efficiencies.

A. Market share in lending as of Sep-19 including only private owned banks. UK benchmark covers mortgage market.

2. Customer focus Unique personal banking relationships strengthen customer loyalty
•
We serve 145 million customers, in markets with a total population of more than one billion people.
•
We have over 100,000 people talking to our customers every day in our c.12,000 branches and contact centres.

B. NPS – Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte.

3. Diversification Our geographic and business diversification make us more resilient under adverse circumstances
•
Geographic diversification in three regions, with a good balance between mature and developing markets, and among customer segments (individuals, SMEs and large corporates).
•
Global businesses contributing 26% of Group earnings that strengthen our local franchises.
•
Santander Global Platform (SGP) supports the digital transformation across the Group and aims to become the best open financial services platform.

Note. Underlying attributable profit contribution by region, excluding Santander Global Platform and Corporate Centre.

Resilient profit generation throughout the cycle	In 2019, once again, our business model demonstrated strength and resilience, supported by a disciplined execution against our strategic priorities
Net operating income = Total income-operating expenses.

8	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Our business model and our track record executing our strategy support the delivery of our mid-term goals while we are building a Responsible Bank
Execution of our three-pillar plan to drive profitable growth in a responsible way

1.	Improving operating performance

2.	Optimising capital allocation

3.	Accelerating the digital transformation through Santander Global Platform

1. Improving operating performance leveraging One Santander:

Three geographic regions (with 10 core markets) to improve productivity and generate new efficiencies:

47% weight of profit/ operating areas	Building one European banking platform, with enhanced profitability
71% weight of loans/ operating areas

16% weight of profit/ operating areas	Investing together to improve commercial capabilities
14% weight of loans/ operating areas

37% weight of profit/ operating areas	Natural reweighting and high profitable growth opportunity
15% weight of loans/ operating areas
Data: Market shares as of Sep-19 and the latest available for the SBNA and SCF as of Jun-19.
A. Includes London Branch.
B. Includes SCF business in Poland.
C. In every state where Santander Bank operates.
D. Includes debentures, LCA (agribusiness credit notes), LCI (real estate credit notes), LF (letras financeiras) and COE (structured transactions certificate).

9

Global businesses to leverage our local scale with global reach and collaboration:

	+17% YoY collaboration revenues	We continue to be strategic partners for our customers, leveraging our capital-light model and geographic diversification
17% weight of profit/ operating areas

WM&I Santander Private Banking Santander Asset Management Santander Insurance	+20% YoY collaboration revenues (only Private Banking)
We aim to become the best and most responsible Wealth Manager in Europe and the Americas, underpinned by the Global Private Banking platform, digital investments, and a greater value proposition in SAM and insurance

9% weight of profit/ operating areas
A. . Profit after tax + net fee income generated by this business.

2. Ongoing capital allocation optimisation to improve profitability:
For further details on RoRWA and underlying RoRWA, see section 8 'Alternative Performance Measures' in the 'Economic and financial review'.

10	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3. Accelerating the digital transformation through SGP:

Our technology strategy is aligned with our two-pronged approach of digitalising our core banks and global businesses and building Santander Global Platform, focusing on better serving our customers needs.
Innovation and technological development are strategic pillars of the Group. Our objective is to respond to the new challenges that emanate from digital transformation, focusing on operational excellence and customer experience.

Accelerating digitalisation and building Santander Global Platform. Moving towards One Santander to build simpler, faster and better services.

11

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Responsible
bankinga

Consolidated non-financial information statement

a

12

13	2019 Form 20-F

Our approach
"By delivering on our purpose, and helping people and businesses prosper, we grow as a business and we can help society address its challenges too. Economic progress and social progress go together. The value created by our business is shared - to the benefit of all. Communities are best served by corporations that have aligned their goals to serve the long term goals of society."
Ana Botín

By being responsible, we build loyalty

14	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

How we have helped people and businesses prosper in 2019

People

EUR 12.141 million	98%		55%
Personnel costsA	of employees with fixed contracts		of employees are women
Customers

EUR 942,218 million Loans outstanding (net)	EUR 519,996 million to households EUR 319,616 million to companies	EUR 20,053 million to public administrations EUR 82,553 million to othersB	EUR 500 million to microbusinesses through our microfinance programs
Shareholders

EUR 3,822 million	EUR 61,986 million		EUR 0.23
Total shareholder remunerationC	Stock market value at year-end 2019, second bank in the eurozone		per share of total shareholders remunerationC
Communities

EUR 165 million	EUR 119 million		EUR 46 million
Community investment	Investment in universities		Investment in programmes and projects to support communities
Suppliers

EUR 4,746 million	4,744		93.2%
Payments to suppliersD	suppliers awarded in 2019 through our global procurement model		Local Group suppliers
Tax contribution

EUR 6,765 million	EUR 2,951million		EUR 3,814 million
Total taxes paid by the Group	Corporate income tax		Other taxes paid

A.	From Group consolidated financial statements.

B.	Including financial business activities and customer prepayments.

C.	Subject to the approval of the total dividend against the 2019 results by 2020 annual general meeting.

D.	Data refers exclusively to purchases negotiated by Aquánima.

What our stakeholders tell us
To build a more responsible bank, we are constantly engaging with and analysing the views of all our stakeholders, so that we can improve our performance and do more to help people and businesses prosper.

How we engage
Earning and keeping people's loyalty is key to creating lasting value. To do this, we must understand the concerns of all our stakeholders. By listening to their opinions, and measuring their perception of the Group, we not only identify issues, we also spot opportunities.
We encourage active listening and have several channels that enable us to understand stakeholders' expectations. This ongoing dialogue is key to ensuring the success of the Group’s activities through the value chain.
As well as this, and to help us define and manage our responsible banking agenda, we also analyse what the leading environmental, social and governance analysts are telling us.
We are also continuously monitoring political and regulatory agendas in all markets where we operate.

We participate in consultations held by third parties about the impact the Group has on the sustainable development agenda.
Furthermore, to understand our overall impact on society, we are always assessing social and environmental externalities (both negative and positive). This helps Santander to detect possible risks for business; and identify opportunities to create additional value for the society and ways in which we can protect the environment.
Finally, we are part of major local and global initiatives to support inclusive and sustainable growth, and help good causes in the markets where we operate. Details of these partnerships can be found on page 22 of this chapter.

Key dialogue channels for stakeholders

People

88% of participation in the global engagement survey

86% of employees feel proud to work for Santander

54 million Feedback received from Santander today web

4,473 complaints received through ethical channels

Customers

1 million surveys to measure and monitor customer satisfaction

+45,000 interviews to banked population about the perception of Santander as Simple, Personal and Fair

11,952 customer service branches

386,704 complaints received

Communities

4,800 interviews to university students about the perception of Santander as Simple, Personal and Fair

1,371 agreements with universities and academic institutions

2,300 partnerships with social institutions and entities

275 profiles and **19** millions followers in social networks

Shareholders

+11,000 Interviews with shareholders to research whether they think Santander is Simple, Personal and Fair

40,924 Shareholder and investor consultation through studies and qualitative surveys

133,939 queries managed by email, phone, WhatsApp and online meetings

322 meetings with shareholders

16	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identifying the issues that matter
Santander regularly analyses the most relevant social, environmental and ethical behaviour issues through its materiality assessment. This systematic study is conducted across the whole Group’s value chain on an annual basis, and consists of an in-depth quantitative and qualitative analysis that uses information from both internal and external sources. Each of these inputs is weighted according to its relevance as regards defining material matters for the Bank. Weights are not distributed statically but are reviewed every year to adapt the study as much as possible to the current context and reality.
Based on this materiality assessment, a materiality matrix has been generated, where 15 material issues for the Bank have been identified as the most relevant issues. In 2019 we addressed the issues raised in a wide range of ways, as the following pages highlight. In particular, we focused on measures to embed responsible business practices; to tackle climate change and support the green transition; and to build a diverse and talented team.

Main inputs considered for the analysis

External
• Shareholders (ESG investors; Rep risk)
• Banking sector (Peers reporting and materiality analysis)
• People (Customers surveys; Impact by business segment; Press Analysis; social networks)
• Regulators (Regulatory & voluntary frameworks such us GRI, SASB or IIRC)

Internal
• Santander Strategic view (Public Commitments, Internal communication messages, workshops, Top risk analysis)
• Employees´perspective (employees' surveys; interviews with local & global areas)
• Executive perspective (Responsible Banking committees; Chairman and CEO messages)

Relevant aspects for the Group matrixA

Challenge 1: New business environment
Challenge 2: Inclusive & sustainable growth
External relevance
Internal relevance
Ethical behaviour and risk and management control
Financial activity with climate and environmental impact
Products and services with social/environmental added value
Compliance and adaptation to regulatory changes
Talent attraction and retention
Digitalization
Cybersecurity & data protection
Strong corporate governance & Management transparency
Diversity
Customer satisfaction measures
Incentives linked to ESG criteria
Transparent & fair products and services
Financial inclusion
Environmental footprint (internal)
Community investment
Material concerns

This analysis helps us to focus our initiatives and programmes right across the Group.

Key issues in which we have put focus in 2019 (and what our stakeholder expect from us)	• Customer satisfaction measures	Mechanisms to control and manage the entity's ethical behaviour and risks (fraud, corruption, terrorism, money laundering prevention tax evasion, etc.)
	• Diversity	Initiatives to promote the incorporation of women, persons with disabilities, ethnic or other minorities
	• Financial Inclusion	Initiatives to make financial services accessible for all,including those individuals and businesses with low incomes or no access to the formal financial system.
	• Financial activity with climate and environmental impact	Strategy tackle to climate change and the transition to a low-carbon economy. Environmental impact derived from the Bank's financing of certain activities.

A. Aspects such as food waste, light and noise pollution, human rights and biodiversity are not material to the Group

Challenges and opportunities
Like every business, Santander operates in a world that is changing fast, creating new challenges and opportunities. Using the results of the materiality assessment, we have identified two core challenges - the challenge of the new business environment, and the challenge of inclusive and sustainable growth.

Challenge 1:
New business environment
Adapting to an evolving world
The world's economy continues to change fast. Advances in information technology and communications are transforming markets and business models. In this highly competitive environment, and in a time of rapid change, companies must work in new ways and have responsible business practices.

Santander, like all businesses, needs a motivated, diverse, skilled workforce that is able to deliver what customers want, harnessing the power of new technology. Meanwhile, we face new regulations and laws. These trends create the challenge of the new business environment in which we operate. Our task is to exceed our stakeholders' expectations, to do the basics brilliantly, every day. Key to this is having a strong culture - a business in which all we do is Simple, Personal and Fair.

For more detailed information on our strategy to tackle this challenge and turn it into an opportunity, please see section “Challenge 1: New business environment” of this chapter.

18	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Challenge 2:
Inclusive & sustainable growth
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

We can play a major role in helping ensure growth is both inclusive and sustainable. Inclusive: by meeting all our customers’ needs, helping entrepreneurs start companies and create jobs, strengthening local economies, improving financial empowerment, and supporting people get the education and training they need. Sustainable: by financing renewable energy, supporting smart infrastructure and technology to tackle climate change. We do this while taking into account the social and environmental risks and opportunities in our operations, and actively contributing to a more balanced and inclusive economic and social system.

For more detailed information on our strategy to tackle this challenge and turn it into an opportunity, please see section Challenge 2: Inclusive & sustainable growth of this chapter.

Principles and governance
All our activity is guided by principles, frameworks and policies to ensure we behave responsibly in everything we do. We have reformed and strengthened our responsible banking governance to help us manage initiatives which tackle the two challenges we have identified.

Policies that support our responsible banking strategy

General Code of Conduct	Corporate Culture Policy A	General Sustainability Policy	Human Rights Policy	Sector Policies	Sensitive Sectors Policy

Brings together the ethical principles and rules of conduct governing the actions of all of the Group's staff and is the central element of the Group's compliance function	Establishes the guidelines and required standards to be followed ensuring a consistent culture is embedded throughout the Group.	Defines our general sustainability principles and our voluntary commitments with the aim of generating long-term value for our stakeholders.	Sets out how we protect human rights in all operations, and reflects the UN Guiding Principles on Business and Human Rights.	Lays down the criteria governing the Group´s financial activity with the defence, energy, mining & metals and soft commodities (products such as palm oil, soy and timber) sectors.	Sets down guidelines for assessment and decision making about the Group's participation in certain sectors, whose potential impact could lead to reputational risks.

Consumer Protection Policy B	Code of Conduct in Security Markets	Cybersecurity Policy	Third-party Certification Policy C	Tax Policy	Conflicts of Interest Policy	Financing of Political Parties Policy	Policy on Contributions for Social Purpose	Global Mobility Policy
A. Includes the Group's Diversity & Inclusion Principles and the Corporate Volunteering Standard.
B. Includes financial consumer acting principles.
C. Includes principles of responsible behaviour for suppliers.

Changes to policies in 2019

•
To make our policies easier to navigate, we have incorporated our climate change policy into our General Sustainability Policy. More detail on the governance of the policy has been included. The protected areas criteria has been aligned with the new Environmental and Social Sector Policy approach.
•
The Corporate Culture Policy has incorporated the Volunteering Policy. We have also updated our Diversity & Inclusion principles to reflect our commitment to people with disabilities and different sexual orientations; and to highlight the importance of having appropriate, accessible products for all. Our Leadership Commitments have been included under our Santander Way minimum standards.

•
The Human Rights Policy has been amended to update the main declarations and codes on which it is based. It also gives further specifics on relevant issues regarding our relationships with customers, suppliers and communities; and more detail on the policy governance.
•
The Global Mobility Policy has been reviewed to give our employees new opportunities to work in different geographies. We have also reviewed compensation and benefits given to employees when they work abroad, as well as the governance model.

Available on our website www.santander.com those policies that the bank has made public.

20	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Strategic overview and coordination

Governance

The responsible banking, sustainability & culture committee assists the board of directors in fulfilling its oversight responsibilities with respect to the Group's responsible banking strategy overall. It focuses on corporate culture, ethics and conduct; the impact of digital transformation on our working practice; the Group's policies on sensitive issues and sectors; and how the Group delivers inclusive and sustainable growth.

The committee is supported by the culture steering group and the inclusive & sustainable banking steering group.

•
The culture steering, promotes, supports and tracks the implementation of The Santander Way (our corporate culture) across the geographies, ensuring corporate and local actions are consistent.

•
The inclusive & sustainable banking steering reviews and tracks initiatives to tackle social and financial inclusion; extend and improve access to education and training; support by financing in the transition to a low carbon economy; and support investment which benefits society as a whole.

Responsible Banking network

•
The corporate Responsible Banking unit coordinates and drives the responsible banking agenda. Supporting this unit, Santander has a Senior Advisor on Responsible Business Practices, who reports directly to the executive chairman.

•
Santander subsidiaries' sustainability and culture units coordinate and drive their local responsible banking agendas, ensuring they are aligned to Santander´s corporate strategy and policies. Each subsidiary has appointed a senior executive responsible for the Responsible Banking function. Its function is to drive responsible banking agenda at local level aligned with the Group.

Coordination and strategy

•
Metrics and targets have been established to drive Santander´s Responsible Banking agenda and embed Responsible Banking into the heart of the Group's business strategy.
•
Guiding principles have been developed for subsidiaries (and global business units) to ensure the governance and implementation of our responsible banking agenda is embedded across the Group as a whole.
•
There is regular coordination between business units, including joint meetings held every two months. Additionally, the first Responsible Banking workshop, attended by Responsible Banking representatives from across the Bank's businesses and geographies, was held in 2019.

Key initiatives agreed by the RBSCC in 2019:

Responsible Banking strategy
•
Approval of our Responsible Banking priorities for the next cycle, 2020-2022.
•
Launch of Responsible Banking commitments for 2021 and 2025.

Challenge 1. The new business environment
•
Leadership Commitments have been included under The Santander Way.
•
Global simplification initiative has been launched, nominating the responsible people and setting main indicators: Global Engagement Survey (GES), Net Promoter Score (NPS), Simple, Personal and Fair perception (SPF).
•
New global maternity and paternity minimum standards created.
•
New initiatives launched to increase recruitment of people with disabilities.
•
Signed up to the UN Women´s Empowerment Principles
•
Update of Corporate Culture Policy.
•
Update of Human Rights Policy.

Challenge 2. Inclusive and sustainable growth
•
A new climate change strategy created.
•
A new Global Sustainable Framework for the issuance of Green, Social and Sustainable Bonds created.
•
Updated environmental & social policies.
•
A financial empowerment and inclusion action plan created.
•
A new approach taken to responsible banking at Santander Wealth Management and Santander Corporate Investment Banking.
•
New Santander Group Energy Efficiency and Sustainability plan to reduce our internal environmental footprint.
•
New commitment made to become carbon neutral in 2020.

For more information, see section 4.9. ´Responsible banking, sustainability and culture committee´of Corporate governance chapter.

Main international initiatives we support
At Group-level, we work with a number of initiatives and working groups at local and international level to drive forward our agenda on responsible banking. These include the following:

•
UNEP Finance initiative. We are a founding signatory of the United Nations Principles for Responsible Banking. We also participate along with other 15 banks in the UNEP FI pilot project on implementing the TCFD recommendations for banks.

•
World Business Council for Sustainable Development (WBCSD). Our president, Ana Botín, is a member of the executive committee. And we participate in the WBCSD Future of Work initiative, by looking into how to adapt our own business and human resource strategy to evolve with the digital age.

•
Banking Environment Initiative (BEI). We participate in two climate related work streams, the Soft Commodities Compact and the new initiative Bank 2030, which aims to build a roadmap for the banking industry to 2030 seeking to increase the financing to low carbon activities.

•
CEO Partnership for Financial Inclusion. We, along with other nine companies are part of a private sector alliance for financial inclusion, an initiative promoted by Queen Maxima of the Netherlands, Special Representative of the United Nations to promote Inclusive Financing for Development.

•
Equator Principles. We analyse the environmental and social risks of all our financing operations under the scope of the Equator Principles and we actively participate in the evolution of a common criteria.

In addition, during 2019 we took an active role in the climate change and sustainable finance policy debate, participating in the formal consultation process on relevant regulatory files (particularly in Europe) and industry forums focusing on the transition to a low carbon economy. We have worked very closely with trade bodies - including the Institute of International Finance, European Financial Services Round Table, the Association for Financial Markets in Europe, and the European Banking Federation - to reach common positions on issues so relevant as the EU framework for identifying sustainable economic activities (the so-called taxonomy), and the ongoing work on the technical criteria undertaken by the TEG; the disclosure regulation relating to sustainable investment and sustainability risks; or the ongoing work on the identification and management of climate-related risks. In addition, Santander is participating in the EBF-UNEP FI working group that will develop voluntary guidelines for banks on the application of the EU taxonomy.

Other international and local initiatives in which we participate

United Nations Global Compact	International Wildlife Trade Financial Taskforce

UN Women´s Empowerment Principles	Round table in responsible soy

The Valuable 500	Working group on sustainable Livestock

Principles for Responsible Investment	Climate Leadership Council

CDP (before Carbon Disclosure Project)	The Wolfsberg Group

UN Global Investors for Sustainable Development (GISD) Alliance

22	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Helping us to address today´s main global challenges: 2030 agenda
We want to do more every day to promote inclusive, sustainable growth and ensure that we are actively tackling climate change.
Our activity and investments help us to contribute to a number of the United Nations’ Sustainable Development Goals, and support the Paris Agreement’s aim to combat climate change and adapt to its effects.

Main SDGs where Banco Santander’s business activities and community investments have the most weight.

We are committed to reduce poverty and strengthen the welfare and local economy of the countries in which we operate. Through our microfinance products and services and our community investment programmes we empower and help millions of people each year.

We are at the forefront of support for higher education. Through Santander Universities, a pioneering programme and the only one of its kind in the world, we support universities and students to prosper, focusing on education, entrepreneurship and employment. Santander Scholarships is one of the largest scholarship programme financed by a private company.

We promote an inclusive and diverse workplace. Ensuring equal opportunities and fostering gender equality at all levels is a strategic priority for us. Additionally, we also operate a number of initiatives to support diversity in our business activity.

We have a long history of leadership in the financing of renewable energy projects. Actually, we are the global leader in renewable energy financing. Additionally, we support our customers financing energy efficiency projects, low-emission, electric and hybrid vehicles, and other electric mobility solutions.

We have a prepared and committed team that allows us to respond and meet the needs of customers, help entrepreneurs to create businesses and employment, and strengthen local economies.
We develop products and services for the most vulnerable in society, giving them access to financial services and teaching them how to use these in an appropriate way to manage their finances in the best possible way. We have continued to support diversity and inclusion in our business.

We finance the construction of sustainable infrastructure that guarantees basic services and drives inclusive economic growth. Additionally, we also promote affordable housing opportunities.
We promote sustainable consumption both in our own operations as well as with our customers, offering our products and services that are Simple, Personal and Fair, and promoting ethical behaviours among our suppliers.

We tackle climate change in two main ways: by reducing our own environmental footprint and by supporting our more than 144 million customers to help them transition towards a more sustainable economy.	We participate actively and we are part of the main initiatives and working groups at local and international level as an important way to manage our responsible banking agenda.

2019 highlights

We have set 11 targets which reflect our commitment to building a more responsible bank...
We work to have a strong corporate culture – a skilled, motivated and diverse workforce that can deliver solutions to our customers’ needs: increase access to finance; improve financial resilience through education and training, and supporting our customers in their transition to the green economy, while reducing our environmental footprint. Meanwhile, we create new opportunities by supporting education through our Universities programme and improving lives in the communities where we operate.

Our aim was to create commitments that were SMART: specific, measurable, achievable, realistic and time-bound. The commitments also reflect the ways in which our business can address the United Nations' Sustainable Development Goals most relevant to our operations; and our support for the Paris Agreement’s aim to combat climate change and adapt to its effects.

Our external commitments: we need to deliver

1	According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.).

2	Senior positions represent 1% of total workforce.

3	Calculation of equal pay gap compares employees of the same job, level and function.

4
People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education.

5
Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is 220Bn.

6	In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group.

7
People supported through Santander Universities initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programmes supported by the bank).

8	People helped through our community investment programmes (excluded Santander Universities and financial education initiatives).

24	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

... and we have continued to address the challenge of the new business environment...

•
Updated the Corporate Culture Policy, which now incorporates our Leadership commitments under The Santander Way, our updated principles of Diversity and Inclusion, and integrates the Volunteering Policy.

•
Approved global parental leave minimum standards, which includes minimum period of 14 weeks paid for primary maternity/paternity leave and 4 weeks in a row or divided into periods of 15 days for seconday maternity/paternity leave.

•	Launched Canal Abierto, a new way for employees to report breaches of the General Code of Conduct and actions that do not reflect our corporate behaviour.

•	Launched new customer feedback techniques in Portugal and Mexico, so we can improve our products and services.

•	Developed corporate guidelines for good practices on treatment of vulnerable customers, so we can cater for their individual needs and help prevent over-indebtedness.

•	Opened our new corporate Cyber Security centre to protect Santander, our systems and customers from cyber threats.

•	Integrated new ESG criteria into suppliers' certification process.

•	Signed the UN Women’s Empowerment Principles.

•	Signed 'The Valuable 500'. Commitment to put inclusion of people with disabilities on our board room agenda.

…while promoting inclusive and sustainable growth...

•
Signed, as a founder member, the United Nations Principles for Responsible Banking, created to use the power of finance to tackle the major challenges that societies face, and support the UN Sustainable Development Goals and the Paris Climate Agreement.

•
Signed the Collective Commitment to Climate Action, which sets out concrete and time-bound actions that banks will take to scale up their contribution to and align their lending with the Paris Climate Agreement.

•	Analysed part of our portfolio's alignment to climate scenarios, as a step towards addressing the recommendations of the Task Force for Climate-related Financial Disclosures.

•	Launched Santander Sustainable & Green Bonds Frameworks and issued a €1 billion green bond, starting our global sustainable debt plan.

•	Launched a new Green Bond investment fund that completes Santander Asset Management sustainable range, exceeding EUR 1,500 million of assets under management.

•	Joined the United Nations' CEO Alliance on Global Investors for Sustainable Development (GISD) to help scale up long-term investment in sustainability development.

•	Joined the International Wildlife Trade Financial Taskforce as a part of the Group’s commitment to the prevention and deterrence of wildlife trafficking.

We have received global recognition for our efforts

•
Santander was recognised as the most sustainable bank in the world in the Dow Jones Sustainability Index.

•
We also have been recognised as one of the top 25 companies to work for in the world by Great Place to Work and as one of the Best Places to Work in Latin America.

•
We received the Top Employer Europe certification, which acknowledges excellence in the working conditions a company provides to its employees and its contribution to their personal and professional development.

•
Santander leads the 2020 Bloomberg Gender-Equality Index out of 322 companies analysed. The index is focused on several metrics like equal pay & gender parity, inclusivity and female leadership & talent.

•
Santander Brazil was recognised by Fortune Magazine as one of the companies that are changing the world, and by Great Place to Work as one of the 10 companies that stand out for their corporate practices focused on the LGBTQI+.

•
Santander Mexico was recognised in the International Finance Banking Awards for being “the most Socially Responsible Bank in Mexico” for second time.

The new business environment
To meet the challenge of the new business environment, we’re focusing on...

26	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Our strong corporate culture. The Santander Way.

Having a strong corporate culture is critical if we are to succeed in today's competitive and fast-moving environment.

A talented and motivated team.

The more prepared and motivated our workforce is, the stronger its commitment to helping people and businesses prosper will be. Our team is diverse in terms of expertise and gender.

Responsible business practices.

We develop our products and services responsibly, and aspire to deliver excellent customer service. Our procurement processes are based on ethical, social and environmental criteria to ensure we operate in a sustainable way throughout our operations.

Shareholder value.

We have clear and robust governance. Risks and opportunities are prudently managed; and long-term strategy is designed to safeguard the interests of our shareholders and society at large.

Our strong corporate culture: The Santander Way
The Santander Way reflects our purpose, our aim, and how we do business. It is the bedrock on which we are building a more responsible bank.

To be more responsible, we need a strong culture
Our corporate culture is critical to Santander´s ambition to build a more responsible banking. By fulfilling our purpose, and helping people and businesses prosper, we grow as a business while helping society address its challenges. Economic progress and social progress go together. The value created by our business is shared to the benefit of all.

The Santander Way

To live The Santander Way, and be Simple, Personal and Fair in all we do, in 2016 we defined eight corporate behaviours.
We have embedded them in every step of the employee’s lifecycle, making sure they are present in everything we do: from recruitment and hiring, performance management, training, career development, remuneration, recognition, etc.

“Just as important as what we do is how we do it”
Ana Botín, Group Executive Chairman

28	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Leadership commitments
Leadership is key if we are to accelerate our business and cultural transformation. That is why, in 2019, we launched the Leadership Commitments for our leaders. These Commitments had been defined by more than 300 employees from across 28 different units and countries in the Group.
To embed the Commitments in all our operations worldwide, we ran a major internal communications campaign; and included them in the leaders' development programs and specific training modules. Four questions, which reflect the Leadership Commitments, have been included in the global engagement survey and feed into the performance management system, MyContribution.
We have also changed our corporate culture policy to reflect leadership commitments as a common minimum standard (mandatory) in all units.

To embed a strong culture, in 2019 we focused on the initiatives below.

1 People

- Strong leadership and corporate behaviours
- Diversity and inclusion*
- Promoting speaking up
- Supporting wellbeing
- Developing talent, skills and knowledge
- Employee value proposition and workforce planning
- Performance and reward management

2 Customers

- Customers recommending us (NPS)
- SPF for our customers
- Digital innovation
- Building customer trust on data

Employes who are more motivated and committed...
...make our customers more satisfied and loyal...
...which drives profitability and sustainable growth...
...wich results in more investment in communities.
To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

4 Communities

- Actively encouraging volunteering and support in our communities
- Responsible procurement

3 Shareholders

- A strong risk culture*
- Cyber awareness and data security*
- Robust and effective internal governance
- Transparent shareholder & investor communications

Transversal activities

Corporate Culture policy | Brand strategy & Communication | Simplification

Santander A bank that is... Simple | Personal | Fair

+ Country plan

*Applies to all quadrants

Stakeholder perception of Santander as a Simple, Personal and Fair bank

People	Customers	Shareholders	Communities
84% of employees believe that their colleagues behave in a way that is more simple, personal and fair	63% of customers think they have been treated in a Simple, Personal and Fair way	56% of shareholders think the bank is Simple Personal and Fair	59% of university students think the bank is Simple, Personal and Fair

Cultural transformation: a never-ending journey
Cultural transformation takes time. The Santander Way journey started in 2015, and since then we have focused hard on making all we do Simple Personal and Fair.

Our culture transformation is a 3-phase journey … we are moving into phase 3

Culture Plan 2019 objectives and achievements

	Objectives	Achievements

Diversity & Inclusion	Promote gender diversity and pay equality. Foster cultural diversity. Corporate vendor process to incorporate D&I principles.
•
External gender commitments launched
•
Bloomberg Gender Equality index: highest score
•
40% women on the Board
•
Equal pay improved from 3% to 2%
•
Approved global maternity and paternity minimum standards
•
D&I included in vendor assessments
•
Gender and cultural diversity targets set for 2025

Speaking up	Global minimum standards and the promotion of anonymous whistle-blowing channels.	• Global minimum standards approved • Anonymous "escalations" channels in all geographies • 2% increase in Global Engagement Survey "speak up" related question

SPF for customers	Development & communication of Consumer protection principles. Promote conduct global training for customer facing employees.	• Consumer protection principles launched and embedded • >90% of customer facing workforce completed conduct training • Top 3 for Customer Satisfaction in 6 countries

Simplification	Define and map simplification current position for people & customers. Simplify governance structures to improve accountability and decision-making.
•
Global mapping completed and measurement standards introduced
•
Strategic simplification projects identified
•
48% reduction in head quarters committees, saving 533 senior management hours
•
Corporate policies reduction: 30%

Further details regarding Diversity & Inclusion and Speaking up can be found in Talented and Motivated team chapter. How we are making our approach Simple, Personal and Fair for Customers is within Responsible Business Practices chapter.

30	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Simplification
Simplification is a priority for our Responsible Banking agenda, not only because Simple is one of our core values, but also because it is closely related to the ability to adapt to a changing environment, which remains a challenge for the Group according to feedback from our stakeholders.
An initiative was launched in 2019, working with countries and global areas, to ensure we meet our customers' and employees' expectations of making Santander a Simple bank.
This means:

•	focusing on processes and systems that are both internal and customer-facing.

•	breaking down silos so we work across business units and geographies, or, where appropriate, focusing on local projects and initiatives.
During 2019 we asked our employees and customers what their priorities are in terms of simplification. They told us they wanted:

•	clear, simple language

•	processes that are easy to understand

•	quick service

•	easy to understand products.

In light of these findings, we have launched from Group a series of initiatives. For example:

•	Simplification is now included in the objectives for management roles.

•	We have simplified the Group's structure into three regions: Europe, South America, North America.

•	We have launched the new Santander.com website to provide a simplified and streamlined platform for our stakeholders.

•	We have developed a new digital workplace platform to enhance and promote communications, collaboration and best practice sharing across the Group. It will be launched during 2020.

•	We simplified our HR platform for our employees to make it easier to access relevant information.

•	A products and services global review is being conducted, focusing in particular on speed of service.

•	A systems review is being conducted, and improvements made to foster digitalization, making it easier for customers to deal with us and for teams to work together.

•	Using agile methodologies, we are changing processes to reduce the time to market, time to make decisions and boost collaboration.

Portugal, a case study on simplification

Santander Portugal has conducted a series of initiatives to simplify its operations:

•
Processes: through a focus on end to end process simplification, the time to market for mortgages has been reduced from 75 days to below 25 days, becoming the best in class in Portugal. The focus is now on reducing the end to end process for individual loans, reducing time from an average of 11 days to a few hours. This will be deployed in 2020.

•
Product offering: reducing and simplifying the number of products being marketed and enhancing digital channels in the following business lines remains a key area of focus: accounts, cards, credit, savings & investment and protection. The target is to reduce the number of products from 206 to 54.

In 2019, they focused on reducing the number of products related to individuals from 159 to 77.

•
Operational excellence: alignment of processes transformation with business priorities, with strong focus on improving the internal customer experience and cost savings, including automation tools that that decrease implementation time for new processes and reduce manual intervention along several processes.

•
Governance: reduction in number of committees from 37 to 27. Simplification has increased transparency, effectiveness and efficiency in decision-making, reducing duplication and the time spent preparing for and attending meetings.

Risk pro: our risk culture
Managing risk is the business of banking - and prudent risk management is a cornerstone of a responsible bank. This requires clear policies, processes and lines of accountability – all backed by a strong risk culture that reflects the fact that, in a bank like Santander, everyone has a role to play in managing risk.
Banks' approach to risk, and their "risk culture", is under increasing regulatory scrutiny: the European Central Bank and other regulators are focusing on how risk is understood at all levels in financial services.
Against this backdrop of constant change, with new types of risk emerging and increasing regulatory requirements, the Group maintains an excellent level of risk management that enables it to achieve sustainable growth.
Our risk culture is called risk proA, with the aim of promoting everyone´s personal responsibility for managing risks, regardless of their level or role. This requires prudent risk management, while building a sound internal risk management culture across the whole organisation, which is understood and implemented by all employees.
Risk pro is included within the common minimum standards within the Corporate Culture Policy.

Embedding a strong risk culture
In 2019 we have continued to focus on embedding the importance of risk culture across all areas of the employee lifecycle including:

•	recruitment and onboarding

•	training and awareness

•	performance management and reward

•	recognition

•	day to day management including promoting speaking up and raising concerns

•	best practice sharing and promoting the importance of risk culture from our senior executives

*I AM Risk is the name of Risk Pro in UK and US

Risk management: key to being a responsible bank
Our approach to risk management and compliance is key to ensuring we operate and behave in a way that reflects our values and corporate culture, and delivers our responsible banking strategy. It is based on three lines of defence:

1.	Business and support units

2.	Risk management and compliance

3.	Internal audit
The board of directors is responsible for the risk control and management, and, in particular, for setting the risk appetite for the Group. To do this it counts with the expert support of the risk, supervision, regulation and compliance board committee.
Risks related to compliance, conduct, digitalisation and climate change, as well as the analysis of social, environmental and reputational risks, are clearly highly relevant to our efforts to build a responsible bank. These are overseen by risk supervision, regulation and compliance board committee.
In 2019, following the recommendations made by TCFD, a special effort was invested in the analysis and identification of short, medium, and long-term climate change risks (for more information, see the Sustainable finance chapter).

For more information on environmental and social risks can be found in section 2.5 of the Risk Management and Control chapter.

Information on measures taken to prevent corruption and bribery, money laundering and financing of terrorism is available in section 7.3 of the Risk Management and Control chapter.

93%	91%	75%	79%
of employees claim that they are able to identify and feel responsible for the risks they face in their daily work.	of employees claim that cyber security is considered a critical priority.	of employees consider that senior leadership encourages reporting important information up-the-line even if it is bad news.	of employees affirm they can report unethical behaviour or practices without fear of retaliation.
Source: Global engagement survey 2019

32	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Cybersecurity

Cybersecurity is critical in the digital age. Cyber attacks and fraud risk pose systemic risks to financial services. Customers expect their data to be held securely and handled ethically. Therefore embedding behaviour that promotes cybersecurity remains a key priority for us.
Our aim is to help employees, customers and wider society prosper in the cyber space. Our Cybersecurity and IT conduct Policy defines acceptable use of Santander equipment and Information Technology (IT) services, and the appropriate employee cybersecurity and IT conduct rules to protect Santander.
The policy also highlights areas of risk and misuse and gives guidance on how reputational or commercial risks can be avoided, mitigated or managed through Santander´s key cybersecurity rules. Our policy also sets out how the Group and its subsidiaries must use and handle technology, work tools and information Santander gives its employees so as to avoid legal, reputational or cyber-related incidents.
In 2019 a wide range of employee training and awareness campaigns have been launched across all entities in the Group, including online courses, articles, and practical exercises. Furthermore, a new tool for employees to help them to report any cyber incident was developed. This tool is available through a website or through "App Tips". Information is also being shared with customers and general public through Santander digital channels, such us social media, banking apps, emails and the web.
As well as this, a new Global Cyber Security Centre was launched. The centre protects Santander, our systems and customers by taking a proactive approach to monitoring cyber threats 24 hours, 7 days a week, across all of Santander’s core markets.

We also work in partnership with public and private organisations to promote information sharing and collaboration on cyber security. Activities include: building bilateral information sharing processes with key public entities and peers; leading efforts across key geographies to help increase information sharing with government agencies and local financial institutions; and championing the creation of international information sharing mechanisms to help combat cyber crime.

Cybersecurity is a responsibility for everyone employed or engaged in any way by Santander.

For more information on the cyber-risk training given to our employees see "A talented and motivated team" section of this chapter.

For more information on our cyber security plan see "Risk management and control model" chapter.

Our cybersecurity and IT conduct policy has five simple rules to help protect employees and Santander, which have been promoted throughout 2019.

Protect your information and equipment	Be discreet online and in public	Think before you click or reply	Keep your passwords safe	If you suspect it, report it

A talented and motivated team
To win in the new business environment, and to earn and retain customers’ loyalty, we need a workforce that is both talented and motivated. And if we are to understand the needs of today’s society, our team needs to reflect its diversity.

Our people, the cornerstone of our strategy

Talent management

Being successful in talent management means attracting and retaining the best talent, contributing to their learning and development.

Evaluation and remuneration

Our evaluation and remuneration systems align with our corporate culture, highlighting how we do things.

Diversity and Inclusion

Santander believes that a diverse and inclusive workforce is fundamental to our cultural transformation and delivering our strategy.

Employee experience

To keep our workforce motivated, we make sure to build the best work environment, where health is promoted, with flexible ways of working and innovative recognition tools.

Target for 2021	Progress 2019

We believe that by acting responsibly towards our employees, we will build a strong team that is willing to go the extra mile for our customers. This will generate predictable returns for our shareholders, enabling us to invest more to support communities – which builds employees’ pride in Santander. This is the virtuous circle of loyalty which drives success. In 2019 we set the target to be one of the top 10 companies to work for in at least 6 of geographies where we operate by 2021.A

A. According to a well-known external source in each country (Great Place to Work, Top Employer, Merco, etc.).	*Portugal, Chile, Argentina, Spain and Uruguay. In Portugal the employed ranking was that corresponding to businesses with more than 1,000 employees.

34	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Talent Management
Successful businesses need skilled and motivated teams: a responsible business attracts the best talent and earns its loyalty. Talent management and retention is therefore one of our key human resources strategies.
We have developed a number of core projects which will help us attract and retain the best talent:

•
Strategic Workforce Planning (SWP) aims to identify and quantify the resources and skills needed to deliver the future business strategy. This dynamic tool allows a detailed analysis to help Human Resources and Organisation teams to create action plans and address the need of new and changing profiles.

•	Skill Model helps focus our current workforce up-skilling and re-skilling efforts.

•	Dojo is the programme that tackles Santander’s learning and development transformational challenge.
Finally, Workday, the new human resources information system global platform, will provide us with a seamless view of individuals' skills and competences, while making it easier to communicate internally and work together.

Main Group data	2019	2018
Total employees (thousand)	196	203
% employees with a permanent contract	97.9	96.0
% employees working full time	94.9	94.6
Employees joining/leaving (turnover)	17.6	15.4
% of workforce promoted	8.3	8.6
Average length of service (years)	10.2	10.3
% coverage of collective agreements	74.5	70.6

For additional information, see ‘Key metrics’ section of this chapter

Talent attraction
Santander’s workforce is constantly evolving and developing. Our ability to identify the talent we need to contribute to the company’s vision, as well as how to recruit and retain these people, is critical in order to remain at the forefront of the industry.
Global career site
In 2019 we launched the new global careers site, a gateway for the talent which will continue to build the future of Santander over the next few years. Candidates and employees can search on one website for career opportunities all around the world in all the Group's companies.
In 2019 we also created the Global Talent Attraction Community, to design and implement global initiatives to recruit new talent.
Santander Effect: our employee value proposition
We have updated our employee value proposition and launched The Santander Effect, reflecting our values and highlighting Santander as an employer of choice for current and future talent.
Digital Cellar
Following our internal research (80 interviews in 4 geographies) we have identified target areas for talent attraction such as Cybersecurity, Data Science and User Experience. This enables us to target our attraction and recruitment strategies with personalised elements which are most relevant to prospective recruits, helping us to differentiate Santander from other companies competing for the same talent.
To achieve this, in 2019 we launched the Digital Cellar website and toolkit to attract and retain the digital talent we need.

Social dialogue

Banco Santander maintains a fluid and permanent social dialogue with the legal representation of employees, which is articulated through bilateral meetings and specific committees where the dynamics of information, participation, consultation and negotiation of the trade union representatives are channelled. Respect for labour standards, trade union rights, and freedom of association and collective representation, are relevant aspects for the Group.

Restructuring processes

In the last few years, Santander has restructured its workforce, affecting people's roles and employment. Whenever this has happened, we have followed a series of steps, namely:
•
We negotiate and engage with the local unions and legal representatives, ensuring employees' rights are respected.
•
We commit to supporting employees by offering alternative roles within Santander or finding alternative roles in other companies.
•
We undertake to make redundancy payments in excess of the mandatory amount paid to employees being made redundant.

Talent development
Identifying talent with leadership potential, and giving employees the chance to progress in their careers and fulfil their ambitions, is key to accelerating Santander’s transformation and achieve our purpose of helping people and business prosper.
Our main programmes to identify and develop the best talent are:

•	Talent review. A structured process to identify and assess the potential of our employees.

•	Succession planning. Succession planning for the key positions in the Group to ensure the sustainability of Santander.

•
Action Learning Programme Santander (ALPS). A learning programme for senior management talent. ALPS develops leadership and business problem resolution skills within a collaborative environment. In 2019 we concluded the second series of this programme and launched a third one. Since its launch, 95 people have participated.

•
Young Leaders. Launched in 2018, this 18-month professional development programme is aimed at 280 emerging leaders from 22 countries, who have distinguished themselves with their digital understanding, innovative approach, adherence to our SPF culture and corporate behaviours. Participants were chosen by their peers, and have the chance to work with our top executives and contribute to the strategy of Santander by proposing new ideas and perspectives. A second series is planned for September 2020.

Talent mobility
The mobility of our employees is an essential if we are to develop talent. We want to give our employees the chance of further career opportunities and professional progress, while increasing the diversity of the teams by providing businesses with employees with different profiles and experiences.
Our main mobility programmes are:

•
Global Job Posting. This offers all employees the chance to apply for vacant positions in other countries, companies or divisions. Since its launch in 2014, over 5,500 positions have been posted globally.

•
Mundo Santander. Our employees can work for several months on a project in another country, helping the exchange of best practices and broadening their global mindset. Since its launch, over 2,000 people in 38 different countries have taken part.

"Mundo Santander allowed me to meet incredible people, learn new languages and broaden my horizons"
Jonathan Lee, UK

Santander, a great company to work for

Santander has received Top Employers Europe 2019 certification, which acknowledges excellence in the working conditions a business provides for its employees, and the business's contribution to their personal and professional development. The Group is being awarded this certificate for companies in eight European countries.
In 2019 the Bank has also been included (for the first time} in the Great Place to Work list of the 25 best companies to work for in the world. Santander ranked 24th and is the world's 2nd best bank to work for thanks to the performance of our operations in Portugal, Argentina, Brazil, Chile, Mexico and Uruguay, among others.
As well as this, Santander was distinguished by Great Place to Work as one of the Best Places to Work 2019 in Latin America in the Multinationals category, ranking no. 15.

In 2019 we set a new target to be top 10 employer in 6 of the countries we operate by 2021. We have changed our commitment to be a "top bank" to be a "top company", to reflect the competitive environment we operate in to attract best talent.

WORLD'S BEST WORKPLACES

Great Place To Work®

2019

™

36	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Learning and development
Continuous learning is key to helping our employees adapt to a fast-paced, continuously changing work environment. We have a global policy on induction, knowledge and development that provides criteria for the design, review, implementation and supervision of training to:

•	Support the business transformation.

•	Encourage global talent management, facilitating innovation, knowledge transfer and sharing and identifying key employees in the various skills domains.

•	Support the company’s cultural transformation under the governance standards set for the Group, including the Corporate Culture Policy and Code of Conduct.
To support the required up-skilling and re-skilling of our current workforce identified by our Strategic Workforce Planning, the foundations of two transformational projects have been set to be launched in 2020: Skill Model and Dojo.
Santander's Skill Model will help us focus efforts up-skill and re-skill the workforce by helping our professionals assess their capacity gap - in other words, the gap between what they know now and the demands of the future.
Dojo is the programme that tackles Santander’s learning and development transformational challenge in 4 levels -technology, content, operating model and data - by interconnecting all Santander countries in one global L&D ecosystem, in order to accelerate the required up-skilling/reskilling of our workforce.
This will transform Santander’s course-based training to a skill-based training approach, linked to the new global skill model shared with Workday and Strategic Workforce Planning.

In 2019, the Global Learning Council, composed of Chief Learning Officers of all geographies was established as part of the strategic governance transformation.
The Scouts Community was also launched as a key element of Dojo, a global community of experts whom the Group´s employees can contact for advice about various topics.

Main Group data	2019	2018
Millions invested in training	102.6	98.7
Investment per employee (euros)	522.3	486.8
% employees trained	100.0	100.0
Hours of training per employee	40.7	33.8
Employee satisfaction (over 10)	9.3	8.0

For additional information, see ‘Key metrics’ section of this chapter

Other focus areas for training in 2019

•
The Risk Pro Banking School and Academy, together with the other training centres for risk, help define the best strategic training lines for the Bank's professionals in accordance with Group priorities, as well as disseminating the risk culture & developing the best talent.

•	The Global School of Internal Audit supports the training and developing of auditors by providing practical training solutions designed to complement business evolution and regulators' requirements.

•
Leaders Academy Experience is an executive programme with two work-streams - business transformation and cultural transformation - to make it easier for participants (638 senior leaders and 280 young leaders) to transform the Group, and to equip them with the tools and training they need to accelerate change. In 2019, the "Leading in the digital era" programme was the key pillar of this training.

•
Leading in the digital era: an executive masterclass for the 35 top leaders of the Group which provides a foundation of technical knowledge, creating a common language and underscoring the urgency of our mission to become a global platform. The programme is sponsored by our Executive Chairman and leads to a certification.

•
Cyber Heroes global programme is an online training programme which aims to reinforce the idea that each of us play a direct role in the protection of Santander, our people and customers. The objective is to build a culture of cybersecurity awareness, and put into practice cybersecurity rules outlined in the Cybersecurity Policy. This training became mandatory for all the countries and business inside the Group in 2019.

Sharing good practices across the Group

Fostering collaboration and sharing best practices helps us leverage our global scale and improve our performance faster.
In 2019, more than fifteen global workshops were held by the different functions. Some of these are:

•	Good Conduct with Customers Workshop: focused on conduct with customers, digitalization and process simplification.

•	Planning and monitoring Compliance&Conduct (C&C) programmes: these aimed at reinforcing the process of C&C planning and monitoring annual programmes.

•	First Data Forum: focused on the relevance of data and how Santander must extract maximum value from it in a responsible way.

•	First workshop on best reputational risk practices: the purpose of this workshop was to strengthen the network of people working on reputational risk and share experiences and best practices.

•	Internal communications workshop: shared best practices and discussed on how to move forward towards a single digital workplace across the Group.

•	Responsible Banking Workshop: helped outline the future of Santander Responsible Banking strategy.
In addition, through country visits and presentations to monthly Culture Steering meetings, good practices are shared. Some local initiatives that have been shared wider and adopted in other countries include:

–	Risk Pro Heroes, developed and launched in Poland to recognise employees who have highlighted potential fraud has also been adopted in Germany;

–	the UK Keep it Simple Santander (KISS), which has been adopted and launched in the US during 2019;

–	the successful Work Cafe, launched in Chile a couple of years ago, which has been extended in a number of countries including Spain and UK in 2019.

38	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Evaluation and remuneration
We have a comprehensive remuneration system that combines a fixed salary (which reflects the individual’s role and level of responsibility) with short- and long-term variable remuneration. This system rewards employees for their performance on the basis of merit. It reflects both what has been achieved (Group targets and individual or team targets) and how these results are obtained (reflecting behaviour and conduct such as leadership, commitment, development and risk management). In addition, the Group also offers competitive benefits such as pension plans, banking products and services, life insurance and medical insurance.
Fixed remuneration is referenced to the local market. Remuneration levels are set according to local practices and strictly follow the collective agreements applicable in each geography and community. Variable remuneration is a form of reward for achieving the Group’s quantitative and qualitative strategic targets.
To align with European regulations on remuneration, we have identified 1,359 staff who take decisions that may involve some risk for the Group. We apply to them a deferral policy for their variable remuneration which includes deferral of between three and seven years, payment in shares (50% of variable remuneration) and potential reduction (malus) or recovery (clawback).

Main initiatives developed in 2019:

•
Support the adoption and methodology to include responsible banking within executive remuneration framework.
•
Continue to reinforce the embedding of risk frameworks within the context of remuneration.
•
Drive the awareness of fair pay practices, including gender pay, equal pay, and diversity inclusion within remuneration.

Approved for 2020:

•
In the 2020 executive scorecard (which underpins the Group’s remuneration scheme), when calculating our achievement of our profitability metrics, we will consider progress against our Responsible Banking targets.

For additional information regarding remuneration data see ‘Key metrics’ section of this chapter.	For additional information regarding board remuneration see section 6 of the Corporate governance chapter.

MyContribution

Our employee evaluation model is designed to reinforce the key role that the corporate culture has in driving the Group’s transformation.
MyContribution directly applies to senior leaders, employees nominated as being in key positions, and employees nominated as being material risk takers (according to Regulatory & Compensation policy). In addition to them, other employees may participate or fall within the scope, subject to agreement with local HR teams.
The model is based upon two core concepts: 40% of reward is based upon the How we do things, and 60% based upon What we do or deliver:

•	How: Key elements to demonstrate achievement of The Santander Way.

•	What: Key individual goals with measures that link to the organisational goals.
During 2019 we have been working on harmonising a Global Performance Management Framework continuing with MyContribution, which will be launched in 2020. Based on this, MyContribution framework will permeate to all levels and all geographies. It will be a common model; one model for all the employees with some variations depending on the segment and level.

Diversity & Inclusion
If we are to understand and reflect modern society, we need a diverse and inclusive workforce that reflects society. Managing this diverse talent in an inclusive way, reflecting our values, will enable us to attract, develop and retain the best professionals and to achieve better results in a sustainable manner.
During 2019, the Group´s Diversity & Inclusion (D&I) General Principles, included in the Corporate Culture Policy, were updated as follows:

•	Increased the reference to diversities based on sexual orientation and disabilities.

•	Introduced a statement about our products reflecting the diversity of our customers and being accessible to all.

•	Reworded some principles for simplification and clarity.
In order to ensure appropriate management and promote diversity and inclusion at Group level, we have two working groups:

•	A Global D&I Executive Working Group with business influencers and decision makers from different geographies and functions to develop and direct to Group diversity and inclusion strategy.

•	A Global Network of D&I experts with representatives from the countries (operational team to share practices and be the transmission chain at a local level).
The Group also takes measures against sexual harassment and to promote employment. In Spain, for example, the Group has an equality plan that incorporates measures to promote employment, protocols against sexual and gender-based harassment, and plans for the integration and universal accessibility of persons with disabilities.

54.7% of women employed, =vs 2018	22.7% of women in management positions,+ 2 vs 2018

38.6 Average age of the workforce, =vs 2018	1.8% of employees with a disability, +11 b.p. vs 2018

86%
of employees believe Santander treats employees fairly regardless of their age, family, marital status, gender identity, expression, disability, race, colour, religion or sexual orientation. +1 vs 2018.A

A. 2019 Global engagement survey

The Santander Group has been named as a Leader in Diversity 2020 by the Financial Times in a new index, which lists the 700 leading companies across Europe with outstanding diversity and inclusion policies.

Initiatives and achievements in 2019 at Group and local level

Gender	Culture+ identity	Disability

•
Agreed minimum standards in all countries for maternity and paternity leave to be implemented from 2020 over a 3 year period: a primary maternity/paternity leave of 14 weeks paid and a secondary maternity/paternity leave of 4 weeks (in a row or divided into two periods of 15 days) until each child is one year old. Plus flexible return to work schedule.
•
Improve or at least maintain male/female ratio in divisions when hiring for leadership positions and increase the percentage of women in the pipeline for succession planning in order to meet 2025 commitments.
•
Supported women growth by cross function mentoring and development programmes.
•
Signed the UN Women´s Empowerment Principles.
•
Spain launched Santander Career Forward programme to help women who left they professional careers to take care of their family responsibilities.
•
Portugal and Mexico launched programmes to promote women leadership.

•
The 2019 executive committee includes 40% of members from international background.
•
In Spain, Proyecto Integra of Integra Foundation enables access of refugees from war zones to take part in internship programmes
•
Affinity Groups: ensured minority groups are represented in relevant employees´ networks.
•
UK: mentoring programme Black, Asian and Minority Ethic (BAME) talent.

• In countries without legal requirements for employability, we have set the target to increase 1 p.p. the percentage of employees with disabilities.
	LGBTI	Enablement

•
In 2019 we launched a global brand for our LGBTI employee networks called. “Embrace”. For now, the LGBTI networks have members from Brazil, Corporate Centre, Spain, Openbank, UK and US.
•
UK: LGBTI training for staff on how to be a LGBTI ally.
•
Santander Brazil recognised by Great Place to Work as one of the 10 companies that stand out for their corporate practices focused on the LGBTI.

•
In order to foster inclusive leadership and raise awareness, we launched a global D&I online training programme for our senior management leaders, including a focus on unconscious bias.
•
Brazil launched Aliados diversity training programme which focuses on gender and sexual orientation.

40	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Gender equality
Ensuring equal opportunities and fostering gender equality at all levels continues to be a strategic priority for Banco Santander. Currently 55% of the employees in the Group are women, but this percentage falls significantly in leadership positions. There is significant work that is underway to increase representation of women in senior positions.
To support this goal, in 2019 we have established specific diversity objectives for our top-level executives:

•	At the Board level, we agreed to raise our current objective of women representation (30%) to be between 40% and 60% in 2021.

•	In senior leadership positions, we have set an ambition to have at least 30% of these positions to be filled by women by 2025[1].
1. Senior leadership positions represent 1% of total workforce
Pay equality
Guaranteeing full pay equality between men and women is another of our key strategic commitments.
Across the Group, and aligned with emerging standards, the measurement of pay equality is focused around two concepts: Equal pay, and Gender pay (expressed as gaps).

Banco Santander leads the Bloomberg Gender-Equality For the third consecutive year, Santander has achieved the highest score out of 322 companies.

Gender pay gap: 31%	Equal pay gap: 2%

What it measures:
Gender Pay Gap (GPG) metric measures the difference in pay regardless of the work´s nature, in an organization, a business, an entire industry or the economy in general. At Santander, differences are mainly driven by the following factors: lower representation of women in senior and business positions and higher presence of women in retail banking and support positions.
GPG is calculated as the difference of median of compensation paid to male and female employees expressed as a percentage of the male compensation. For this calculation, compensation includes base salary and variable remuneration, excluding benefits/in kind remuneration or local allowances.
Our progress:
In order to address the gender pay gap, Santander has established a methodology based on best practices, establishing common guidelines for both, the Group and local units, on how to address issues and opportunities and improve.
In 2019, the action plans have focused on building rigorous standards for promotion, recruitment, succession planning, unconscious bias training and the building of talent pipelines to ensure strong diversity representation. This accompanies communications from management and initiatives such as mentoring to build balance in the organization.
In 2019, the calculated median GPG was 30.8%, slightly better than 2018 reported figure of 30.9%. However, there are a number of noticeable underlying achievements, including 15% growth in women occupying executive segment positions over the last two years, and the fact that female promotions to top segments have more than doubled since 2017.

What it measures:
The Equal Pay Gap (EPG) metric compares compensation for women and men who hold the same job, with the same level, in the same function. This is intended to capture “equal pay for equal work”.
Currently, factors which may impact these comparisons such as tenure in position, years of service, previous experience or background have not been considered to mitigate the reported figures.
Our progress:
In 2019 we developed different programmes across the Group to promote fair pay practices and reduce the measured equal pay gap. Actions include systematic reviews tied to compensation cycles (promotions, merit and bonus processes), the fine-tuning of the job architecture and grading structures and professional development programmes to support the recruiting of diverse talent. Likewise, the incorporation and promotion of women and the reduction of the wage gap have been included among the factors determining variable pay in some units.
In 2019 the calculated gap was 2%, a 33% improvement over the reported figure at 3% in 2018 and we are working across the Group to reduce this each year. Demonstrable improvement was evident in the majority of our main markets.

Disability
We believe that the inclusion of people with disabilities is a question of talent, ethics and responsibility. Employing people with disabilities promotes their independence, freedom and dignity.
In 2019 we have focused on increasing the percentage of people with a disability in our workforce reaching to 1.8% in the Group. To achieve this, we have undertaken a global disability mapping exercise to ensure compliance regarding employability and accessibility; and in countries without legal requirements for employability, we have set the target to increase by 1% employees with disabilities.
Fundación Universia is a key partner who helps us integrate people with a disability into the bank.
All the geographies are making efforts towards the inclusion of people with disability.

Our commitment to the inclusion of people with disability led us to join The Valuable 500, a global movement for putting disability on the business leadership agenda.

Inclusion of people with disabilities in Santander Corporate Centre

Santander Corporate Centre, via Fundación Universia, fosters the inclusion of talent with disability within its workforce. To achieve this, we have several initiatives:

•	Fundación Universia offers different scholarships for students with disability. Through them, they map and identify talented professionals to be considered for vacancies in the Corporate Centre.

•	“Santander Incluye” internship programme: 10% of the internship in Corporate Centre are assigned to professionals with disability. This initiative aims to create a pool of talent with disability.

•	The bonus of senior managers is linked to fostering diversity (which includes disability) within their teams.

•
Awareness and teamwork sessions through talks and training, like "Open up your Senses", an initiative that aims to demonstrate how diverse teams - including people with disabilities - can be stronger and more effective.

Thanks to these initiatives, at the end of 2019, 54 people with disabilities joined the Corporate Centre, 25 as full time employees and 29 as interns.

42	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Employee experience
Keeping our workforce motivated is key to ensuring their commitment and success in helping people and businesses prosper.

1. Speaking up / active listening/ taking action

If we are to build a responsible bank, everyone should feel able to speak up, not just to suggest how to improve doing things, but to alert management when things go wrong, or when there is suspected malpractice.

This means:	What we do:	How we do it:
	Risks and ethical concerns, internal governance	Ethical channels & Whistleblowing lines Committees and forums
Protect

	Ideas, solutions, simplification improved processes	Agile working, ideas channels
Innovate

	Recognition, performance management, feedback	StarMeUp, MyContribution; Global Engagement survey
Engage

Global engagement survey
Measuring our employees’ satisfaction is fundamental for our Group, as it enables us to continue to progress towards being the best company to work for.
2019 survey results show that our team is proud of working for Santander and committed to continue making a bank that is more Simple, Personal and Fair. The results also show that Santander continues to have a strong Risk Culture (85% favourable) across countries and business lines, while more than 8 out of 10 colleagues are positive about living The Santander Way, our common culture. Also the perceptions about Openness to Change are very high and have improved since 2018, with most employees being positive about a culture of sharing best practices, being innovative and creative.

Areas of improvement include the need to continue improving our processes to make them simpler, and to foster collaboration.

88% of participation = vs 2018	82% of employees committed = vs 2018

85% of employees are satisfied with Santander as a place to work. +1 point vs 2018	86% of employees believe Santander acts responsibly in the way it does business. +3 points vs 2018

Ethical Channels
In 2019, a new model for employees was launched, Canal Abierto, and it has been implemented in most of the Group's units and is expected to be launched in Portugal, Poland, Openbank and Argentina during 2020. The purpose of the Canal Abierto is to report breaches of the General Code of Conduct and also to report conduct which is not in line with the corporate values and behaviours.
In developing this model, the Group's best practices have been taken into account, as well as the opinions of employees. Common standards have been established for all geographies, which include easy access, the avoidance of conflicts of interest during the investigations, confidentiality through external third party management and communication to employees of the measures adopted as a result of their issues raised. Various communication campaigns have also been carried out to remind employees of the importance of reporting inappropriate conduct.
During 2019, 4,473 issues have been received through the Group's channels, 79% of which have been processed. The main types of communications were: labour relations (64.8%)A; fraud, conflicts of interest and corruption (19.4%); and marketing of financial products and services (9.2%). In addition, 20.57% of the communications received have given rise to disciplinary proceedings, with 32%B, having concluded with the dismissal of the employees involved. The average processing time for managing issues raised through these channels is 30 days.
Canal Aberto in Santander Brazil
In 2018, a number of communications were received highlighting alleged irregularities in the marketing of products related to the activation of customer accounts by branch employees. This led to the investigation of the activity of the offices and the promotion of measures against the employees involved.
In 2019, the reporting of these irregularities has served to strengthen internal processes and to raise the awareness of employees about appropriate conduct in situations that may pose a risk to themselves and to the Group. As a result, the number of breaches of internal product marketing regulations has fallen by 37% in the last year.

A. Within the labour category, no complaints of discrimination or human rights violations have been received.
B. Data obtained taking into account the information reported by local units in June, September and December of 2019.

2. The way we work

We actively promote flexible working for our employees to enhance work-life balance.

Flexiworking
Our corporate flexiworking policy applies to the entire Group. It covers:

•
How we organise the working day (flexibility and time), searching compatibility with the type of job: schedules of entry / exit, alternative configurations of the workday, regulation of vacations, guides and recommendations for the rational use of email and meetings.

•	Where we work from: working remotely, teleworking.
In 2019 we undertook a survey of 6,000 employees to understand their needs related to flexiworking. After reviewing the results and undertaking a gap analysis, we reviewed the policy and refreshed the value proposition while developing local action plans. We created guides with a clearer, common definition and vision of flexiworking.
In addition, the Bank has measures aimed at facilitating the work-life balance of its employees through the different agreements signed with the relevant unions´ representatives. Santander has committed to promoting a rational management of working time and its flexible application, as well as the use of technologies that allow a better organisation of the work of our professionals, specifically addressing the employees´ right to digital disconnection.

New workspaces
We continue to redesign our offices to create new work spaces that encourage collaboration and improve employees' experience.
In 2019 we opened a new corporate building in Argentina, in which the space, furniture and technology enables better collaboration and a more conducive working environment.  Facilities such as a gym, medical centre, dining rooms and open air spaces have all been incorporated.

85% of employees indicate that their direct manager helps them reach a reasonable balance between personal and professional life.A
A. 2019 Global engagement survey results.

Digital workplace
A digital workplace is a unified online platform where tech-based solutions and tools allow employees to be productive, creative and engaged any time, anywhere. In 2019 we launched a pilot of a digital workplace that will be rolled out in the Corporate centre in 2020 and then gradually in other countries.
The new digital workplace will help us change the way we work in terms of how we communicate and collaborate across the entire Group as well as locally, and will simplify our employees' work integration into one single platform tools and processes. This platform will provide increased opportunities to share best practices and initiatives across the Group.

Agile methodologies

During 2019 we continued working on agile methodologies to foster collaboration, help speed up decision making and and to drive change through multiple remote teams in several countries.

We celebrated “Agile days”, where representatives from the Agile Transformation and Engineering Excellence teams from different countries had the opportunity to share progress and experiences.

44	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3. Culture of recognition

The StarMeUp initiative is a global recognition network that allows employees to appraise colleagues who lead by example by championing our 8 corporate behaviours, and the work of teams or groups of people, who performance following the SPF culture.
Three yeas after its launch, 2 million stars have been awarded by Santander’s professionals to other colleagues through StarMeUp. To achieve this, in 2019 we promoted the platform launching new temporary stars:

•	Cyber hero star, to award employees for their focus on cybersecurity.

•	Champion star, to recognise the team mates who have stood out the most during the 2019 season.

•	Santander effect star, to acknowledge employees who have make a big positive impact both within and outside the Bank.

•	Risk pro star, to recognise those employees who identify or escalate risks enabling action to be taken.
Overall, in 2019, the number of active users of StarMeUp in the Group grew to 183,000 (out of 196,419 employees in total) and we have already given 700,000 stars to our colleagues.

StarMeUp

2 millions stars given by employees

4. Social benefits
We offer several benefits for employees across all the geographies. Each country establishes programmes adapted to the local conditions, with benefits ranging from maternity and paternity leave, free services for employees and family members, to discounts on products and services.

Santander Contigo
Santander Contigo gives employees in Spain and Corporate Centre, and their families, access to many services to make life easier and help them balance their personal and professional lives. Some of the benefits and services of the programme are:

•	Mental health and legal advisory services

•	A 24hr personal assistant to help with daily personal tasks like planning holidays, booking restaurants, etc.

•	56 annual hours of help for people whose medical condition means they need assistance with activities such as house cleaning and babysitting,

•	14 annual visits to specialists (e.g psychologists or speech therapists).

•	And much more like: conciliation service on non-labour conflicts, online will writing, a network of specialists and private medical centres, dentists and beauty centres.

5. Volunteering
Volunteering builds a strong team spirit and a sense of purpose - while also helping the communities in which we operate. Our corporate volunteering standard, included in our Corporate Culture Policy, sets out that employees are entitled to spend a certain number of working hours each month or year in volunteering.
At Group level, there are two important moments during the year: our “Santander Week” and the International Volunteering Day.
Our “Santander Week” is held in all Group countries at the same time. During this week, countries arrange different volunteering initiatives in which employees can take part.
In addition, in December we participate in International Volunteering Day. Most local units support this with volunteering initiatives to support vulnerable people and their families.
At a local level, the Group’s subsidiaries, within their community investment commitments, organise multiple volunteering programmes.
In Spain, we have Santander Natura programme, which covers all our initiatives, services and products that aim to protect the environment and fight climate change. This programme includes volunteering initiatives, and in 2019 more than 450 volunteers, including employees and pensioners, along with their families and the bank's customers, collected more than a ton of waste, garbage, and plastic from different beaches in Spain.
In the UK, in 2019, our team supported Wise, a Santander developed programme in which our colleagues advise students how to manage their money, prepare for the world of work and be safe online. Also, through our partnership with Young Enterprise, we enabled 197,470 students during My Money Week, an initiative aimed at 4 - 19 year old to gain skills, knowledge and confidence in money matters.
In Portugal, a group of about 110 volunteers participated in the renovation of the retirement home at Nossa Senhora da Penha de França’s Social Centre and Parish. Several of Santander’s employees have collaborated in painting the walls and ceilings of this retirement home and have also repaired the facilities.

+38,000	+140,000
employees participating in community activities	hours devoted

Pro bono activities
In 2019, our legal department at our HQ and across all our markets have offered pro bono legal assistance to social, cultural and educational non-profit organisations, assisting vulnerable or socially excluded people.
The Corporate Centre offered legal training on contractual, data protection and intellectual property issues to various non-profit organisations. The "Legal Marathon" was held in February to tackle the legal challenges that charities face when creating a social enterprise.
In the United States, our legal teams advised "pro bono" various charities on a wide range of issues, including veteran matters, immigration, property law and family law.
In Argentina, Brazil, Chile and Mexico, we have given pro bono financial training and legal advice: in Chile, we have helped on 23 cases.

In Spain, Portugal, Poland and the United Kingdom, pro bono initiatives have included supporting vulnerable children in need of education, and advising cancer sufferers as to how their data is handled and protected by hospitals.
Santander Consumer Finance also joined the volunteering scheme, providing legal training for immigrants every two months.

46	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

6. Health and occupational risk prevention

Santander considers employees' safety and health to be of paramount importance. The continuous improvement of working conditions, and achieving the highest level of protection for our teams is a priority for the Group.
Our Occupational Risk Prevention plans are regularly reviewed with employees´ legal representatives. These plans are implemented through:

•	Periodic evaluations of the risks that could be detected in the workplace in terms of safety and / or health.

•	Planning what needs to be done to eliminate or control the risks detected.

•
Considering how to prevent risks emerging in the first place, by improving the design, contracting or acquisition of products or services, such as work centres, furniture, equipment, products and IT equipment.

•	Developing, applying and maintaining the appropriate procedures for the control and assurance of safe working conditions.

•	Ensuring employees get the information and training they need.

•	Integrating the prevention of occupational risks into the management of the bank.

BeHealthy
In Santander, the health of our people is the health of our company. This is why we have a commitment to be one of the healthiest companies in the world. We offer employees health and wellness benefits, and we raise awareness through our BeHealthy wellbeing programme.
BeHealthy focusses on 4 main pillars: Know Your Numbers, Eat Well, Move, and Be Balanced. The purpose of the programme is to give employees access to health and wellbeing benefits, which differ in each market we operate in.
It has a digital space through which employees around the world can access training on the four pillars of BeHealthy. Employees can access the flagship training programme called Sustaining Executive Performance, where they can find the keys to achieving improved performance, both personally and at work, by encouraging healthy habits. We also have a global agreement with Gympass that offers employees the chance to benefit from over 52,000 affiliated health and wellness centres across the globe which offer a wide range of activities.
In 2019, we launched a new nutrition programme about optimum nutrition. Our employees have access to videos, recipes and backup material such as infographics or downloadable action plans.
We also held in 2019 our third BeHealthy week. Tens of thousands of colleagues took part in various activities related to the four main pillars of the programme.

3.0%	9,862	0.2%
Absenteeism rateA	thousand hours missed due to non-working related illnesses & accidents	Severity rateB
			For additional information regarding remuneration data see ‘Key metrics’ section of this chapter.

A.	Hours missed due to work related accidents, non-work related illness or non-work related accident for every 100 hours worked.

B.	Hours missed due to occupational accidents involving leave for every 100 hours worked.

Responsible business practices
Being responsible means offering our customers products and services that are Simple, Personal and Fair, and promoting ethical behaviours among our suppliers. We need to do the basics brilliantly, and we must solve problems fast and learn from our mistakes.

Focusing on the customer
We listen to our customers
By placing our customers at the heart of what we do, we aim to win and keep their loyalty.
To achieve that, we use a range of interactive channels to listen to and understand them better. The Consumer Protection function gathers Santander insights on customers at a global working group called CuVo (Customer Voice) that meets monthly, and includes all global areas that have an impact on customers.
The matters discussed in this forum come from many different channels. For example:

•
Customer centres: these enable us to listen to our customers’ views, in person and online, about our products and services. For example, we invite our Spanish customers to our corporate headquarters in Madrid to get their insights about any possible product launch. Meanwhile, we have created a digital platform for online focus groups. We have customer centres in Chile, Mexico, Spain and Portugal (last two were opened in 2019).

•
Customer care on social media: we have to improve constantly the way we care for and engage with customers. This is why in 2019 we analysed the countries´ social media customer care models and best practices; and we have designed a global to-be model to provide the best customer care on social media to be implemented with countries.

48	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Transforming our customer experience
Customer satisfaction is critical to building loyalty. We believe that we will achieve this by focusing on improving our customers' experience. We are doing this in several ways:

•	Simplifying our products catalogue.

•
Improving the service for our clients with initiatives such as Toque Santander in Mexico, a protocol that reminds employees how to welcome customers, listen and solve their problems, and how to encourage the engagement with the Bank. Likewise, there is our Service attitude program in Portugal - a mandatory training focusing on the best ways employees should behave to deliver excellent customer service.

•
Enhancing our customers experience with new models of branches, such as Work Café, Smart Red, Digital (highly automated branch, focused on self-service and multichannel strategy, videoconference booths and tablets to support customers in digitalization, digital sales of basic products and extended opening hours), Fast point (service hub for monetary and operational transactions with the quickest service), and Multichannel point (small format retail kiosk to provide banking services to customers located within retail locations such as shopping malls).

Smart Red branches

Spain, Portugal , Mexico and UK are redesigning their branches to generate a more positive experience. The Smart Red branches have an innovative and functional design that makes them more comfortable and accessible to all, and they use technology to allow a more agile and personalised service.

Our Work Cafés around the world

The Work Café concept adds a whole new banking experience reflecting our commitment to bringing innovation and investment to the branch network.
This innovative space for customers and non-customers brings a bank, working area and coffee house together in a single place. It is a collaborative space open to all, where one can work, surf the internet, hold meetings, attend events and, of course, make financial arrangements as it works also as a branch. All of this can be done while having a delicious coffee.
The Work Café concept was developed by Santander in Chile in 2016. Since then, Spain, Portugal, Brazil and Argentina have followed. In 2019, Work Cafés opened in Poland, UK and Mexico. We currently have 69 Work Cafés across eight countries.

More information of our Work Café innovative branch concept available at ‘www.santander.com’.

F011 Puesto 10
F011
E026
B017
A042
B015
2
Hola
Bienvenido a
tu sucursal en
Palma de Mallorca
Avda. Alexandre Rosselló,
Coge tu número

Customer satisfaction
We are consistently tracking our customers’ views and their experiences with Santander. This data reveals where we can improve our services further, and helps us gauge customers’ loyalty to Santander. More than a million surveys are conducted annually.
We measure the loyalty and satisfaction of our customers through the Net Promoter Score (NPS). This metric has been included as a metric in the variable remuneration systems of most of the Group’s employees.
In 2019 we were in the top 3 in 6 out of 9 geographies. Three main drivers impact NPS: the main driver is service (56%), followed by product and price (24%) and image (20%).
In 2019, the number of loyal customers increased by 1.7 million, to a total of 21.6 million loyal customers.

Internal benchmark to measure customer satisfaction, audited by Stiga / Deloitte

We measure 3 main drivers: Service, Image and Product Price	SERVICE
	Branch	General service, waiting time, meet your needs when you visit the branch, layout,….
	Channels	Mobile, internet, ATM, CDM, contact centre, personal manager
	Personal	Treats me as an individual, kindness, employee professionalism….
	Simple	Simple to operate, speed and agility….
	Communications	Clarity of statements, offer and promotions info, consistency of info, ……
	Problems	Issues perceived
	IMAGE	Strong and solid, commitment to social responsibilities, innovative, trust, transparent….
	PRODUCT PRICE	Product and service offer, simple products, fees and charge, benefits offered, credit card, ….

Customer satisfaction by channel
% of satisfaction among active retail customers

50	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Protecting consumers, helping vulnerable customers
Being responsible means offering our customers products and services that are Simple, Personal and Fair. We need to do the basics brilliantly and, when it comes to customer protection, we aim to go beyond legal requirements.
Customer protection policy and principles
Santander Group has a strong culture with a focus on consumers. To embed this, the Compliance & Conduct function has developed the Customer Protection Policy, which sets out principles that embody how we expect our teams to handle customer relationships.
Customer protection principles
To ensure our Consumer Protection principles are embedded into our day to day practices, we have launched thematic reviews involving different issues related to the protection of our customers: treating customers in fraud cases, in debt collecting activity, and customer care on social media. As a result of this, we have created action plans to share best practices across the Group; launched awareness campaigns in several countries; and held workshops on product governance and consumer protection.

In 2019, we have implemented a reporting process from countries to assess whether we are embedding our principles and adopting SPF behaviour with customers.
Data protection
Santander is fully committed to ensuring that customers' personal data is collected, stored and used safely and securely.
While 2018 saw the implementation of General Data Protection Regulation (GDPR), in 2019 our focus was on reviewing key internal procedures to ensure their effective implementation; and the consolidation of our control framework to monitor compliance and anticipate potential breaches. We have also created new guidelines and operating criteria to reinforce corporate guidance for our business units and to achieve everyone understands what is expected of them. We also launched a a series of corporate initiatives to foster cooperation and share best practice.

Customer protection principles

Treat Customer fairly	Complaints handling	Consideration of special customers`circumstances and prevention of over-indebtedness	Data protection	Customer-centric design of products and services

Responsible pricing	Financial education	Transparent communication	Responsible innovation	Safeguarding of assets

Vulnerable customers
We consider a vulnerable customer to be someone whom, due to their personal circumstances, is especially susceptible to suffer a financial and / or personal damage or loss. Customers can be considered vulnerable for a number of reasons like gender, age, incapacities, disabilities or impairments, limited access to education and illiteracy.
This definition is included in the guidelines we have approved in 2019, which have been developed to establish a consistent approach throughout the Group regarding vulnerable customers.
The goal is to prevent their over-indebtedness, ensure they are always treated fairly, with empathy and sensitivity according to their particular circumstances.
Additionally, since 2019, as part of the continuous enhancement of the new product validation process, it is required to specify whether the new product or service can be offered to a vulnerable customer.

Santander UK has developed a framework to help our understanding of vulnerability in order to be able to offer support and special treatment to those customers. This framework allows easy access to relevant information for employees and customers, and considers vulnerability within internal governance across all product and process developments. This model includes specific training to assist all employees to identify situations in which customers may need support.

Product governance
Our governance structure reflects the importance we attach to protecting customers' interests.
Our Product Governance & Consumer Protection function, within our Compliance and Conduct area, is responsible for ensuring appropriate management and control in relation to products and services and consumer protection.
Within this function, the Product Governance Forum protects the customers by validating products and services and preventing the launch of inappropriate ones.
In this context, the current focus is on the following topics:

•
How we use digital technology without undermining customers' rights. To achieve this, in 2019 we created a guide to help the business areas to identify what needs to be considered in terms of the design, launch and post-sale of digital products in order to protect customers' rights.

•	Consumer finance products targeted at vulnerable segments, as we must ensure applicable financing terms are reasonable and over-indebtedness is not encouraged.

Since 2019, the Responsible Banking Unit is also represented on the Product Governance Forum. Also, the product validation process involves ESG categorization and how we are supporting vulnerable customers.

For more detail on product governance and consumer protection see ‘Risk management and control’ chapter.

Sales force cultural transformation
We want our managers to lead culture change, reflecting not simply our customers' rising expectations but also the fact that the first line of defence is key to managing risk and creating a sustainable business. For these reasons we believe that improving our remuneration plan is directly correlated with our customers’ satisfaction.
To achieve this, a three year transformation plan is underway to revise our remuneration practices for our sales force. Corporate Compliance & Conduct, with the collaboration of HR and local teams, have monitored the implementation of the local action plans to check that significant improvements are made. The action plan covers topics such as governance, variable/fixed remuneration ratio, linear business objectives that do not promote specific products, and relevant weight of quality components with adequate diversification of conduct metrics.
Since 2017 we have reached, in 5 out of our 10 most relevant geographies, the objective of setting a 40% of variable remuneration based on conduct and quality components.
Training is also critical if we are to improve customer service. The main initiatives include designing a specific mandatory course on conduct risk with customers for all employees, and developing a procedure for sales force training. The Conduct and Compliance and HR functions in our subsidiaries have focused during 2019 on ensuring good governance in this area, analysing the adequacy and sufficiency of existing training initiatives, ensuring a relevant presence of customer conduct issues in training programs and strengthening the control environment. Local action plans are in progress.

Santander Consumer Finance and responsible lending

Santander Consumer Finance (SCF) distinguishes between credit worthiness and affordability.
SCF is assessing the market best practices both from a prudential and conduct perspective, as well as regulations in place in the different markets in which it operates. Based on them it is defining a policy to be complied with in all units. The aim is to provide responsible financing in the best interest of customers and SCF.

Santander Bank Polska: authors of the Declaration of Responsible Selling

Santander Bank Polska is one of the originators and authors of the financial market self-regulation standard called "The Declaration of Responsible Selling". The project has been initiated by financial institutions and is coordinated by the Polish Consumers’ Association.
The aim is to raise and promote ethical standards in relationships with customers, educate the business and consumers, improve consumer trust in the financial sector and prevent unfair practices. It is the first example of a partnership of businesses who want to improve the quality of banking services. Its founders also include ANG Cooperative and BNP Paribas Bank Polska.

52	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Complaints management
We don’t simply aim to address complaints, but to learn from them – tackling the issues that gave rise to complaints in the first place. The Group's procedure for complaint management and analysis aims to handle any complaints submitted, ensuring that customers may submit complaints via their usual contact channels including digital ones (web/internet banking/App/social media) and to provide customers with the best possible service.
In 2019 the Group has focused on the first point of contact resolution with customers, to improve complaints handling and the customer experience. We have also sought to improve the root cause analyses of complaints in all the markets where we operate, while strengthening reporting of mitigation plans and governance.

We listen to our customers and act to improve our service, as their loyalty is important to us and generates sustainable returns.
Listen	We listen carefully to our customers´ questions, complaints and claims.

Analyse	We review and understand our customers’ needs.

Act	We provide innovative solutions to address complaints.

Improve	We apply new processes globally.

Type of complaintsA (%)	Average resolution timeA (%)	ResolutionA , B (%)

A. Personal Protection Insurance (PPI) complaints in UK are excluded. This adjustment has been made to avoid a biased global outcome.
B. If the UK complaints were included, the uphold ratio would decrease up to 16%.
C.+2 p.p. vs 2018

Continuous improvement of processes

During 2019, Santander UK continued to improve its resolution of customer issues by simplifying processes and through a dedicated knowledge tool, providing customer-facing employees with improved access to information and enabling them to solve customer problems faster.
The evolving content and usage of a single knowledge tool, coupled with increased coaching, has driven improved customer experience through resolution of issues at first point of contact in branches and telephone channels, and resulted in overall complaint volumes (excluding Personal Protection Insurance) reducing by 15%.

Argentina has launched COSMOS, a new customer service and problem resolution model, which includes digital attention to queries and complaints on all channels; automated complaint resolution and service requests through predefined business rules; diverting to offline resolutions for more complex cases; multichannel monitoring and more resolution information.
As a result, the length of calls to contact centres has decreased 50%, the average resolution time decreased from 5 days up to one day, and the NPS improved from -10 up to 48 in December 2019.

Payment Protection Insurance (PPI) complaints

The Financial Conduct Authority set a deadline of 29 August 2019 for PPI complaints and delivered a nationwide communications campaign to raise awareness of this deadline among consumers. In line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline, with the processing of these claims ongoing.

Cumulative complaints to 31 December 2019 were 4.4 million, including 327,000 (approximately) that were still being reviewed. Future expected claims, regardless of the likelihood of Santander UK incurring a liability, were 49,000 (approximately).
We aim to clear the majority of the PPI complaints by the end of the first half of 2020, and the remaining queries second half of 2020.

Responsible procurement
We have a responsibility to ensure that our suppliers are themselves acting responsibly, as suppliers have an impact on society and the environment. So we expect our suppliers to uphold ethical, social and sustainable standards just as we do.
We have a model and a certification policy for managing our suppliers, setting out a common methodology for all countries to follow when selecting, approving and evaluating suppliers. In addition to traditional criteria such as price and quality of service, diversity and sustainability issues are included in this methodology, through the Principles of Responsible Behaviour.
Following the approval of these principles in 2018, during 2019 we enhanced the existing supplier questionnaire to reflect the new Principles of Responsible Behaviour, including diversity and inclusion, and human rights. These applied to all the new suppliers, reaching at least 5,000 of our critical vendors per year.
In total, the Group has 9,863 certified suppliers (-7% vs 2018). 16.7% of the total supplier base in AquanimaA,, has been certified for the first time in 2019 (+5 p.p. vs 2018). Additionally, in 2019 we awarded 8,721 contracts (+6% vs 2018) to 4,744 suppliers (+4% vs 2018) through Aquanima. Of those suppliers, 93.2% were local (companies that operate in the same geographical area where the purchase is made), representing 95.7% of the total volume of purchases (+1 p.p vs 2018), reflecting our support to the local economies.
We also have a whistleblowing channel for suppliers, through which any supplier that provides services to the Group is able to report inappropriate conduct by Group employees which breaches the General Code of Conduct. This whistleblowing channel has been implemented in Argentina, Brazil, Chile, Mexico, Portugal, Spain, United Kingdom and United States.
The Group is working to implement different controls and/or audits to the suppliers which allow us to ensure policy compliance as well as alignment with our corporate values.

Risk control

•
Suppliers are an important community at Santander. In 2018 a new focus on risk assessment was agreed at Group level. This goes beyond the traditional approach on financial, reputational, tax, health and other issues, adding specialists into the onboarding process to check our largest suppliers' performance in five key areas: Cybersecurity, Business Continuity, Physical Security, Facilities and Data Privacy. These specialists provide suppliers with advice on how to improve their performance, and monitor the implementation of any remediation plan.
•
With the support of the Compliance Unit, all companies in Spain have implemented the Norkom system, which is software to prevent money laundering and the financing of terrorism. This tool allows us to perform a daily check of suppliers; it will be progressively implemented in the other countries during 2020. In addition, in order to control better the cybersecurity among our suppliers, we have assesed their cybersecurity ratings using data supplied by the American company BitSight.
•
In 2020, we will launch a new platform for supplier risk management. This tool will create as a single point of contact for the Group with its suppliers and will mean all the supplier management and information will be on an integrated into a single platform making the system more efficient and dynamic.

A. Aquanima is the Group´s subsidiary specialized in purchases.

Brazil, promoting the sustainability amongst its suppliers

Santander Brazil promotes the sustainability of its suppliers in different ways:

•	It has a portal for suppliers management through which it promotes best practices.

•	It adheres to CDP Supply Chain to foster the commitment of its suppliers to climate change.

•	It holds events to share with suppliers best practice to reduce operational, social and environmental risk. In 2019 it focused on personal data protection and cybersecurity laws.

54	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

Shareholder value
Our aim is to build lasting loyalty among our four million shareholders by delivering sustainable growth and stable profits

Creating value for the shareholder
As a responsible bank, transparency and engaging with our shareholders and investors is a priority.
We are addressing key shareholder issues as follows:

•	Equality principle for all shareholders: one share, one vote.

•
Encouraging active, informed participation at shareholders' meetings. In 2019 Santander broke its record for participation, both at the general meeting of shareholders (quorum of 68.5% and nearly one million shareholders participating) and at the extraordinary general meeting (quorum of 59.2%).

•
At our 2019 annual general shareholders’ meeting we took one additional step to incorporate blockchain technology for shareholder voting. Building on the success with our institutional tranche last year, we launched a pilot targeting the delegation and voting cycle of minority shareholders. Blockchain technology offers greater transparency during the voting cycle, helps simplify the process, increases the motivation to vote, and improves voting security. The best results in digital participation were also achieved at a general meeting (more than 300,000 shareholders).

•	Maintaining constant communication with shareholders and investors, informing them about the evolution of the Group and the share and encouraging a fluid dialogue with them, is also a priority for us.

Shareholder remuneration
In 2019 the Santander remained one of the most profitable and efficient banks in the world. In a trading environment of high volatility, we met all the financial targets we set .

•
Total shareholder remuneration has been 23 cents per share in 2019[1]. The percentage of the underlying attributable profit of 2019 dedicated to shareholder remuneration (pay-out) is 46.3% (within the range of 40%-50% announced at the beginning of 2019) and the proportion of cash dividend 89.6%[2] (thus exceeding that of 2018, also as announced at the beginning of 2019).

•
The European banking sector, against a backdrop of economic slowdown, was affected by changes in the monetary policies of the main central banks, especially the European Central Bank. The Santander share price ended the year at EUR 3.73, as it was additionally affected by some uncertainties in geographies in which the Group is present[3].

•
On 31 December, Santander was the second bank in the Eurozone and the twenty-fifth largest bank in the world by market cap at EUR 61,986 million. It had 16,618,114,582 shares outstanding and posted daily average trading of 76 million shares in 2019.

4 million shareholders	EUR 3,822 million total shareholders remuneration[1]	EUR 0.23 total shareholders remuneration per share[1]	0.20 cash dividend per share[1], c.+3% vs 2018	EUR 4.36 TNAV per share +4% vs 2018

Share capital ownership	Geographical distribution of share capital

1.08%
38.53%
60.39%
Board[A]
Retail shareholders
Institutional investors

1.40%
22.97%
75.63%
Americas
Europe
Rest of the world

For more information on shareholder transparency & remuneration, please see section 3 of the Corporate governance chapter.

[1] The board of directors has resolved to submit to the 2020 annual general meeting that the second payment of remuneration against the results of 2019 amounts to 0.13 euros per share by means of (1) a final dividend in cash of 0.10 euros per share (the 'Final Cash Dividend') and (2) a scrip dividend (under the 'Santander Dividendo Elección' scheme) (the SDE Scheme) that will entail the payment in cash, for those shareholders who choose so, of 0.03 euros per share. In November 2019, shareholders received the first dividend charged to 2019’s earnings, totalling EUR 0.10 per share in cash. The total dividend for 2019 would be EUR 0.23 per share
(EUR 0.20 in cash and EUR 0.03 in scrip).
[2] Assuming a ratio of cash options in the Santander Dividendo Elección scheme of 80%.
[3] Presidential elections in Argentina; social protests in Chile; Brexit in the United Kingdom; or the ruling on mortgages in Swiss francs in Poland.
A Shares owned or represented by directors. For further details on shares owned and represented by directors, see Corporate Governance chapter.

56	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Awards and recognitions	Environmental commitment	Social commitment

The performance of our Shareholder and Investor Relations team was recognised by prestigious industry publications such as IR Magazine and Institutional Investor, and it gained prominent positions in the Extel survey.

In 2019 we have offset the carbon footprint of our main corporate events globally.
We were the first European financial institution to obtain AENOR certification for its Investor Day. AENOR also renewed for the third year in a row its certification of "sustainable event" for our Ordinary General Meeting and also for the Extraordinary General Meeting.

In collaboration with the Fundación Universia, in 2019 Santander awarded 60 grants to university students with disabilities, shareholders and their relatives, to support socio-occupational integration of people with disabilities.

Engagement with shareholders, investors and analysts

The Shareholder and Investor Relations team had the following priorities in 2019:
–
Maintain continuous, fluid communication as well as the dissemination of relevant information to our stakeholders, fostering a flowing dialogue.
–
Optimise and enhance the Group’s reputation in the markets.
–
Offer shareholders and investors personal attention adjusted to their needs, and adapting the channels to their profile.
–
Facilitate the participation of shareholders in the progress of the bank through, for example, the general shareholders' meeting.
–
Offer exclusive products and benefits through the new yosoyaccionista.santander.com website.
In 2019 we launched a new section for shareholders and investors on the corporate website, which improves user experience by facilitating access to information and improving accessibility from mobile devices.
40,924 shareholder and investor opinions received through studies and qualitative surveys	3,507 contacts with institutional investors (including 126 meetings with ESG investors and analysts)

322 events with shareholders	133,939 queries managed by email, phone, WhatsApp and virtual meetings

+800 communications using mainly digital channels

Evaluation of Santander by ESG indexes and analysts

Santander sustainability performance is periodically evaluated by well-regarded indices and ESG analysts. These evaluations and their results are used internally to measure our performance and identify improvement opportunities. In 2019 our results stand out in both the Dow Jones Sustainability Index (DJSI) and Vigeo Eiris.
Santander was recognised as the most sustainable bank in the world by the DJSI, an international benchmark which assesses economic, environmental and social impact of over 175 banks globally. The bank achieved a total score of 86 points out of 100, achieving the maximum score in a number of areas, including tax strategy, privacy protection, environmental reporting, corporate citizenship and philanthropy, and financial inclusion. As a result it has received the Gold Class distinction.
In November 2019 Vigeo Eiris updated Santander’s ESG rating profile and the new ESG overall score achieved shows a notable improvement, moving from a position of 22nd in the sector in December 2016 to 5th in 2019. Vigeo Eiris recognised upward trends in four areas of performance: Environment, Human Rights, Community Involvement and Corporate Governance.
In addition, Santander remains a constituent of the FTSE4Good Index Series and is also evaluated by other ESG analysts such as Sustainalytics, ISS-ESG or MSCI.

Others ESG analyst valuationsA
Rating/Scoring	2019	Vs.last year	2018	Vs. Sector average
DJSI	86	=	86	First position within the banking sector. Gold class
ISS-ESG	C	=	C	> (decile rank of 2 out of 280 companies in the industry)
MSCIB	BBB	ê	A	-
Sustainalytics	32.7	ê	30.8	> (52nd percentile in the industry group)
Vigeo Eiris	63	é	57	> (rank 5 of 31 companies in the sector)
A.Source: latest ISS-ESG rating (on a scale of A+ to D-) available at January 2020, compared to December 2018. The ISS-ESG decile rank of 1 indicates the highest relative ESG performance, and 10 the lowest. Latest MSCI ESG rating available (on a scale of AAA to CCC) at June 2019, compared to October 2018. Latest Sustainalytics scores (on a scale of 0 to 100) available at December 2019, compared to November 2018. Since September 2018 Sustainalytics has applied a new methodology for its ratings, where the score indicates a company’s exposure to and management of ESG risks. Latest Vigeo Eiris overall scoring (on a scale of 100 to 0) available at November 2019, compared to December 2018.
B. Please review page 104 for MSCI disclaimer.

For more information on communication with ESG analysts, see section 3.1 of the Corporate Governance chapter.

Inclusive and sustainable growth
We play a major role in supporting inclusive and sustainable growth

58	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Meeting the needs of everyone in society.

We develop innovative, simple, and personalised solutions to respond to customers' demands and meet the needs of everyone in society.

Financial empowerment.

We develop products and services for the most vulnerable and hard pressed in society, giving them both access to financial services and the skills to manage their finances.

Sustainable finance.

We innovate to offer new financial products and services that integrate ESG criteria along three main lines: sustainable infrastructures, socially responsible investment and climate finance. While we analyse and measure the social and environmental risks of our investments.

Environmental footprint.

We measure our environmental footprint, we reduce it and we have committed to it further.

Supporting higher education.

We have created a world leading network of universities, through which we help people access education and learn new skills.

Community investment.

We support community programmes that enhance equal opportunities and people welfare

Tax contribution.

Wherever we operate, we pay our fair share in taxes, contributing to the growth and progress of the communities in which we are present.

Meeting the needs of everyone in society
We want to increase our customer loyalty by offering services and products that enable all our customers to manage their finances in the best possible way.

Our value proposition aims to meet the differing needs of our customers

Total customers
145 million

Loyal customers
21.6 million

Customers loans
EUR 942,218 million

Customer funds
EUR 824,365 million

The financial sector is key to sustainable economic and social growth, and banks play a very specific role: we manage the savings of individuals and companies, finance their needs and facilitate commercial transactions.
Good access to finance improves a country’s overall welfare because it enables people to thrive and better manage their needs, expand their opportunities and improve their living standards.
Our value offer
Our value offer adapts to the economic and social circumstances of each of the markets in which we are present, complemented by the advantages offered by our global businesses such as Santander Corporate & Investment Banking and Santander Wealth Management & Insurance.

In addition, we have developed and launched Santander Global Platform (SGP), through which we aim to create the best open financial services platform. By consolidating all our digital services under a single unit, we will be able to leverage the Group’s talent and scale in high growth payments and digital businesses, targeting retail customers, large businesses and SMEs.
2019 highlights:

•
Loans and advances to customers increased 7% year-on-year. 47% of loans were to individuals, 17% to consumer credit, 24% to SMEs and companies and 12% to corporate customers and institutional investors.

•	Customers funds increased 6% year-on-year.

60	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Helping people and families
When people are financially included, they can manage their money more easily - and thereby get access to better housing, healthcare and education; start a small business; and buy insurance to protect themselves from shocks. In this way, finance helps to reduce inequalities, and create new opportunities in society.
In 2019 credit to households increased 6.6% year-to-year.

Credit to households Loans to customers at December 31, 2019, net of impairment losses millions euros
Residential	332,881
Consumer loans	167,338
Other purposes	19,777
Total	519,996

Digital solutions for better personal financial management
We continued investing across the Group in better, smarter and more accessible services which empower our customers - especially in terms of easy to use, simple, safe and effective payment and accounts solutions via mobile devices.

One Pay FX. The first multi-corridor international blockchain solution in the world for individuals and SMEs- was launched in four Santander Banks (Spain, UK, Brazil and Poland) in 2018: two more countries have joined in 2019 (Portugal and Chile), and Mexico will be offering the solution in early 2020.
One Pay FX offers transparency & predictability, competitive cost, digital experience and better speed, improving the current sub-optimal customer experience and client stickiness through a best-in-class global payment system.

Openbank

Openbank is Europe’s largest fully digital bank and part of the Santander Group. Developed in Spain, our strategy is to expand its operations across Europe and the Americas.
In 2019 Openbank was launched in Germany, Portugal and the Netherlands. The bank offers a fee-free current account that allows free transfers to any EU country via the Openbank website or mobile app. This account comes with a free debit card that allows customers to use all mobile payment systems (Apple Pay, Google Pay, Fitbit). Customers can also turn on and off their cards from the website or app, as well as being able to block them in a particular country and unlock them instantly. Users can restrict the use of their cards to particular channels, such as ATMs, online or physical purchases, while also being able to authorize or block devices from which their account has been accessed within the last 30 days.
All Openbank cards have a charitable purpose and are linked to a charity chosen by the customer through the first ‘charity marketplace’, made up of a group of charities, selected by the bank

Openbank was named Best Bank in Spain in 2019 by Forbes while achieving the best ‘Net Promoter Score’ (NPS) among Spanish banks.

Country examples on value offers for different segments

Santander Senior	iU Segment	Santander ELA

We offer products and services, financial and non-financial, suited to meet the needs of the growing number of people aged over 65 (forecast to account for 25% of the population in 2030) who need support in planning their savings for old age.

Santander iU was created by Santander Rio for customers aged between 18 and 31 years old. The credit cards offer advantages such as discounts on certain transport services, brands and events; facilities for university payments, direct debit. It also offers information tailored for young people on topics such as entrepreneurship, job search, volunteering initiatives.

To support businesses led by women, Santander Brazil has worked with IFC Brazil to offer a senior loan for US$225 million to finance Santander’s loans to women-owned SMEs, with a 15% discount on the rate during the month of June. The program was a success and every available line was taken up during that month.

Boosting enterprise
Small and medium-sized enterprises are a key driver of economic growth, especially job creation. It is critical that we support them - by lending and providing them with technologies that help them grow, employ more people and have everything they need to make their business competitive. At Santander we want to contribute to this growth and become the bank of choice for SMEs. By helping them, we can help all society prosper.
We now work with more than four million SMEs around the world, offering an increasing number of services to support with their growth and trade overseas.
In 2019, credit to companies and individual entrepreneurs increased 5.8% year-to-year.

Credit to companies and individual entrepreneurs

millons euros
Large companies	173,090
SMEs and individual entrepreneurs	124,559
Other purposes	21,967
Total	319,616

Agreements with multilateral entities
Our focus on customers, our size and diversification enables us to maintain close relationships with a number of multilateral organisations such as the European Investment Bank (EIB). Working with these organisations, we can offer businesses credit lines with advantageous conditions.
In Spain, we recently signed - with the European Investment Bank Group, comprising the European Investment Bank (EIB) and the European Investment Fund (EIF) - a line of EUR 1,900 million to offer Spanish mid-caps and SMEs financing with advantageous conditions.
In Brazil, we have signed a 200 million euro credit line with the International Finance Corporation (IFC) to expand credit to small and medium-sized enterprises where women hold at least 50% of management positions.
In Poland, in cooperation with the EIB, we have negotiated a credit line of EUR 400 million available to SMEs and mid-cap companies, with a special focus on the development of micro-enterprises.

In total, in the last three years, the Group has signed agreements with multilaterals such as EIB, EBRD, IFC, CEB and CAF to offer financing lines to SMEs in Spain, Brazil, and Poland for a total value over EUR 2,500 million.

Supporting the most vulnerable SMEs

The European Investment Bank will participate in a portfolio of corporate loans approved by Banco Santander to the volume of EUR 450 million. This support will allow the Group in Spain to make EUR 900 million available to SMEs.
Part of this sum will be for financing vulnerable SMEs: self-employed people; micro companies with fewer than ten employees; and small businesses that perform their activity in regions with high unemployment. This agreement will enable us to support to almost 7,000 SMEs, providing jobs for about 160,000 people.

Patricio González, an agricultural entrepreneur in Mexico

In 2001, Patricio González, an agricultural entrepreneur from Chile, tried to expand his berries production in Santa Clara del Cobre, a poor area located in the state of Michoacan, Mexico. He needed financial support to achieve his goal. That same year Sun Belle, Patricio’s small company, received its first loan from Santander, the only institution that trusted this project. For González, this changed everything.
Today, Santander is Sun Belle’s main bank, and this company’s production has exponentially grown from 250,000 boxes of berries to around 7.5 million. Sun Belle works with 900 local producers that the company supports by providing technical knowledge and by purchasing all of their production.
Santa Clara del Cobre, a traditional artisan and craft community based on farming, has seen poverty fall thanks to access to new services and education.

A good example is the Valencia family, who are one of the first berry producers to work with Patricio González. Before they joined Sun Belle, this hard-pressed family had a small cattle business. Now their quality of life has significantly improved. Thanks to the business loans approved by Santander through Sun Belle, they established their own company to supply Sun Belle, creating new jobs in their community.

62	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Innovative solutions to drive business growth
The world of payments is a critical component in finance. Payments systems allow banks know their customers’ needs and preferences, enabling the banks to personalise the products and services they offer.
At our Investor Day in April 2019 we set out how Santander Global Payments will be the cornerstone of our global platform and loyalty strategy, consisting of Global Merchant Services (GMS), Global Trade Services (GTS) alongside our other payment businesses (Superdigital, PagoFX). This payments platform will allow us to serve existing and new customers better, with best-in-class value propositions developed globally.
Global Trade Services (GTS)
Supports small and medium-sized businesses access global trade finance. This platform will offer trade finance, supply chain, payments, and foreign exchange, while operating quickly and efficiently for SMEs.
Global Merchant Services (GMS)
Gives online and offline retailers the ability to accept various forms of payment, helping them better manage and grow their business; built with Getnet, a leading payment platform in LatAm. We are currently extending it to Mexico and other Latin American market.

In 2019 we also invested EUR 400 million in acquiring 50.1% of Ebury, one of the major payments and forex platforms for SMEs, which already operates in 19 countries and with 140 currencies. With this investment we want to drive Ebury's growth through a capital increase, and benefit from the opportunities that will arise from helping more SMEs grow around the world. Ebury is looking to enter new markets in Latin America and Asia.
Trade Club Alliance
Along with other international banks, we launched the Trade Club Alliance, a global network of banks aiming to make international trade simpler with an innovative digital platform which enables companies in Europe and Latin America to connect with each other. This new platform will provide members with market information on more than 180 countries including currency analysis, market trends and shipping requirements, serving as a conduit for trusted buyers and suppliers to connect with counterparts in markets around the world.

“Santander is the best positioned bank to help SMEs in their international expansion and to provide them with global services for trade finance”.
Ana Botín, Group executive chairman.

Santander Cash Nexus, global connectivity for the bank’s largest corporate multinational clients.

For our largest corporate clients, Santander Cash Nexus offers an industry-leading, highly-automated mass transaction engine that combines the best security technologies and procedures available today with 24/7 availability.
At its core, Santander Cash Nexus provides clients with a single point of entry to the global treasury management services we offer in the countries where we operate. The platform is currently available in more than 15 countries.

By creating one, simple platform for SCIB’s global connectivity solutions, SCIB helps clients optimize costs, achieve greater control over their transactions, and provides a standardised digital service in the countries where Santander operates and Cash Nexus is available.
Cash Nexus is already being used by more than 100 of SCIB’s global clients.

Santander Innoventures

Santander InnoVentures (SIV) is our $200 million corporate venture fund. SIV invests in start-ups in fintech and adjacent areas to accelerate their growth, support entrepreneurs and teams with the capital, scale and expertise of the Santander Group. Since launching in 2014, the fund has invested in more than 25 companies, being one of the most active bank-backed fintech corporate venture in the world. Over 70% of the fund’s portfolio companies are now in strategic engagements with Santander

In 2019 we invested in companies, as for example:

•	Klar, a Mexican alternative to traditional credit cards and debit services.

•	Trulioo, a Vancouver-based global identity verification provider.

•	Securitize, a California-based startup which offers a trusted global solution for issuing and managing compliant digital securities on the blockchain.

Financial inclusion and empowerment
We help people get access to finance; set up and grow microbusinesses; and give them the skills to manage their finances through financial education. Our aim is to financially empower 10 million people from 2019 to 2025.

Target	Progress
We believe that we can help more people prosper and enjoy the benefits of growth by empowering them financially: giving them access to tailored financial products and services, and improving their financial resilience through education. So we aim to financially empower 10 million people between 2019 and 2025.A

A. In order to measure, assess and improve the Bank’s contribution to financial inclusion, we have designed a Santander Group corporate methodology tailored to Santander’s requirements and specific mode . This methodology sets out a series of principles, definitions and criteria that can be used to consistently count those individuals who have been financially empowered through the diferent initiatives, products and services promoted by the bank.

Digital technology: boosting access to finance
We want to give everyone access to financial services, regardless of factors such as income level, gender, educational attainment, geographic location or age.
Our flagship digital platform Superdigital helps us achieve this ambition, allowing us to overcome some of the barriers that prevent unbanked and underserved populations from accessing financial products and services.
Our branches and ATMs in remote locations are also an integral part of our strategy to foster access to basic financial services. We operate branches in sparsely populated regions in Spain, Portugal, and the US and branches in remote locations in Argentina. In Mexico, we have reached agreements with retailers to manage basic financial services through their POS.

Fostering access to basic financial services: our twin track approach

Traditional banking	+	Digital banking
Branches, ATMs and retail agents		Internet + Mobile banking

Guaranteeing access for all segments
Sparsely populated communities	Low-income communities	Most vulnerable groups	University students

64	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Superdigital - Banking without a bank

Mobile phones and the internet are powerful tools to drive financial inclusion amongst the unbanked or underserved. We want our digital platform Superdigital to become the single-most important access-point to financial services for many of our low-income clients in Latin America.
Available in Brazil, Mexico and Chile, Superdigital leverages the rapid growth in smartphone adoption and improved network coverage in Latin America to increase financial inclusion in the region[1]. To date the platform has almost 500,000 active users, with plans to reach five million active clients by 2023 across seven markets in Latin America. In the long-term, we aim to have 10 million active users on the platform given the growth potential of digital payment solutions in the region.
Developed with Santander's proprietary technology, Superdigital is very user-friendly and offers a differential customer experience. For instance, clients are able to make online financial transactions without having a bank account, chat with other users of the app, split expenses amongst groups, and receive automated alerts regarding their financial situation. At the same time, fostering digital channels such as Superdigital allows us to drive greater operational efficiencies within the bank, enabling us to serve this segment in a sustainable manner.
In Brazil, Superdigital’s largest market, the platform offers access to financial services to individual micro entrepreneurs who use the platform to pay suppliers and receive customer payments and companies with large numbers of employees on their payroll that large banks tend not to serve. Access to financial services through our digital channel, combined with financial education, helps our customers develop their financial resilience.

Globally, 1.7 billion adults remain unbanked, yet two-thirds of them own a mobile phone that could help them access financial services[1]
45% of adults in Latin America sent or received digital payments in the last year vs. 91% in high-income economies[2]

For more information visit Superdigital Brasil Superdigital México Superdigital Chile

(1) According to GSMA, which groups more than 750 telecom operators worldwide, smartphone adoption in Latin America will reach 78% of total connections by 2025, compared to 62% at the end of 2017. Source: GSM Association (2018).
(1) Source: World Bank (2018) (2) Source: World Bank (2017)

Other initiatives and services that offer physical access to financial services

Financial inclusion branches & remote agents in Argentina	Branches in small villages in Portugal	Partnerships with Oxxo and 7 Eleven for cash-in, in Mexico	Cashless program in Poland

Santander Río has opened four branches in Buenos Aires (in the neighborhoods of Santa María, Castelar Sur, La Juanita and Don Orione, which previously had no banking coverage) as means to encourage financial integration.

	In Portugal, Santander operates 79 branches in small urban areas, highlighting those in Azores and Madeira islands, providing services to over 103,623 customers.	In Mexico, Santander offers customers the ability to carry out basic transactions through more than 26,000 convenience stores such as Oxxo, 7 Eleven and others.
Developed by the Polish government, this program aims to expand the card payment network in small urban areas and amongst small and micro businesses. The program allows participants to use a card terminal at no cost for the first twelve months.

Banking the unbanked, while supporting our more vulnerable customers
We offer specific banking products aimed at those groups who are not in the banking system, who are underserved or who are financially vulnerable.
Microfinance products and services can support economic and social development in a number of ways. They can help increase people’s earnings potential; help increase their spending on necessities such as education and health; and help people save for retirement or unforeseen events1.
Our geographical footprint is wide and our clients' needs differ significantly across countries. As a result, our microfinance products and services are tailored to meet local needs, with a focus on income-generating loans to low income and underbanked entrepreneurs.
In Latin America, we launched our microfinance offer in 2002 in Brazil and have since scaled up rapidly across the region, starting operations in Argentina and Mexico. Most recently, in 2019, we set up our microfinance programme in Uruguay, leveraging on the Group’s existing presence in the country.
In mature markets, our initiatives are focused on affordable housing programs and loans to SMEs in Spain, US and Portugal, with plans to further enhance our product offering in these countries.
1Source: World Bank (2018)
2 In developing economies 67% of men but only 59% of women have an account, a gender gap of 8 percentage points. Source: World Bank (2018)

Financial solutions to support unbanked, under-banked and vulnerable customers

Microfinance programmes
Our programmes target micro-entrepreneurs and mainly focus on women borrowers, given that in developing countries women are less likely than men to own a bank account[2]. Our value offer includes microloans, microinsurance, and remittance services, amongst others.

Affordable housing initiatives
In the US, through our Inclusive Communities Plan, we offer affordable home purchase and home improvement products. We also lend to projects that benefit low-to-moderate income individuals and communities, primarily through affordable housing projects.
In Spain, we have contributed 1,000 homes to the Social Housing Fund, of which 985 are for rent. Meanwhile, we have another 609 houses with more affordable rents for families in a vulnerable situation.

Specific programs to refinance debt
In Spain, since 2011 we have helped more than 140,000 families with financial problems to continue paying their mortgages, with specific measures which include: the suspension of evictions, mortgage re-financing and restructuring.

Lending in underserved communities in the US

The cornerstone of Santander’s approach to supporting communities in the US is our “Inclusive Communities” plan, the Bank’s $11 billion commitment across its eight-state north-eastern footprint for 2017 through 2021. This plan increases Santander’s Community Reinvestment Act[1] activity by 50% compared to 2012 to 2016, and includes a goal of $9.1 billion in loans to underserved communities for the 2017-2021 period.
Santander’s pledge to increase lending in underserved communities includes enhanced affordable home purchase and home improvement products, piloting pre-foreclosure counseling with community organisations, expanded Small Business Administration lending, and community development financial institution (CDFI) loan products.
Santander Bank has committed to lending $9.1 billion to underserved communities over a five-year period
(1)Enacted in 1977, the Community Reinvestment Act requires federal financial regulatory agencies to encourage regulated financial institutions to help meet the credit needs of their local communities, including low to moderate-income neighbourhoods. The US Office of the Comptroller of the Currency (OCC) within the United States Department of the Treasury evaluates a bank’s record of meeting these credit needs and takes this record into account when evaluating certain corporate applications filed by the bank, such as branch openings.

66	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Our main microfinance programmes

tuiio
FINANZAS DE TÚ A TÚ
PROSPERA
Santander Microcrédito
PROSPERA
estamos juntos
PROSPERA
Santander Microcrédito

EUR 277 million in outstanding credit to micro-entrepreneurs at the end of 2019 (+73% vs. 2018)

+850,000 micro-entrepreneurs supported in 2019 (+97% vs 2018)

71% of microentrepreneurs supported are women (in Brazil and Mexico)

70% of income generated circulated within local communities

Prospera Brasil

Banco Santander is recognised as the leading provider of microcredits among private banks in Brazil. Since its creation in 2002, Prospera Santander has supported growth of small businesses, mainly micro-businesses, helping disadvantaged populations and low-income families escape from poverty.
The program grants loans to groups of microentrepreneurs who share the responsibility of repaying the full amount of the loan. A team of Loan Officers helps and guides the entrepreneurs throughout the life of the loan.

In 2019, 56 new Prospera Santander Microfinanzas branches were opened, and the number of municipalities served has grown from 600 to more than 1,700. The number of active clients grew by 253,000 to more than 500,000, with 69% of them being women borrowers.

•	Average microcredit size: $550

•	Average microcredit term: 7 months

Elaine Cristina, Brazil

Elaine Cristina began her business at the age of 17 as a street vendor selling clothes in her area and to family members. After 8 years, she managed to open Elaine Boutique, a women's clothing store in a busy area of Sao Paulo, hired two 2 people and is now considering opening other stores.
Prospera has been with her at every moment of her journey, advising her and supporting the realization of her dreams.

TUIIO

Launched in 2017, TUIIO offers a comprehensive range of products and services specially designed for low income and under-banked populations, including tailor-made loans, savings products and insurance. All the products offered have a high digital component, which delivers operating efficiencies and a better user experience.
Tuiio supplements its offer with financial, technological and entrepreneurial education courses for its customers; and has branches and ATMs in the communities where customers live.

Microcredits are granted to groups of neighbours composed of at least eight micro-entrepreneurs, with 92% of them being women micro-entrepreneurs.

•	Average microcredit size: $330

•	Average microcredit term: 4 months

Patricia Santos, Mexico

In early 2018 artisan Patricia Santos set up her own business with the help of a MXN 5,000 loan from Tuiio. Since then, her food business, La Magia del Sabor, has grown and she has now been granted a MXN 20,000 loan. Today, Patricia holds banquets for more than 300 people.

Full story of Patricia Santos. See video

"Tuiio gave us workshops to help us manage the cash that had been given to us, it supported us, and gave us a bank card. But it was not just about giving us a card to withdraw all the cash in one go. We also learnt how to make online payments and to use the app... Initially we were like "what if I hit the wrong button and our money goes where it shouldn't?!" But we learnt how to do it... I also paint ceramics that I sell on the open market, I receive payments on my card and my products reach people I never thought it would... I am deeply grateful to Tuiio for its trust and for saying "go ahead, you can make it".

Prospera Argentina

Through our Social Integration Branches we help unbanked communities gain access to the financial system, offering opportunities for inclusion and growth.
Since 2015, we offer microcredits and other products specially designed for the community where each branch is located.

•	Average microcredit size: $500

•	Average microcredit term: 9 months

Prospera Uruguay

Launched in 2019 as a pilot programme in the Salto department, Prospera Uruguay offers credits and insurance to entrepreneurs. Since then, the programme has scaled up across the country (current coverage of 84%), reallocating the sales force arising from the digital transformation of a financial institution in Uruguay. With every expansion Prospera has trained its sales agents, 95% of them women with extensive experience in marketing financial services.
In 2020 Prospera Uruguay aims to expand the product offering include savings accounts and payment solutions, amongst others.

•	Average microcredit size: $800

•	Average microcredit term: 12 months

68	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Promoting financial education
Poor access to financial services is often associated with lower levels of education1. As a result, our financial inclusion strategy goes beyond providing access to bank accounts and other basic financial services, as we want people to have the skills to manage their finances, so they can make the right choices about what products and services meets their needs.
Our financial education initiatives are online (websites and social media networks with videos, tools, courses and games) as well as face-to-face (such us training actions, workshops and courses in schools, social organizations and other institutions).
1. According to the World Bank’s Global Findex Database 2017, globally 62% of unbanked adults have primary education or less. Source: World Bank (2018)

+580,000 People benefited from financial education programmes in 2019

Outstanding programmes

"Finanzas para Mortales" programme in Spain

In Spain, we held over 1,300 financial education sessions at schools, NGOs, and other institutions. Highlights our financial education project “Finance for Mortals” (“Finanzas para Mortales” in Spanish).
Launched by Santander, the University of Cantabria, and Santander Financial Institute (SanFi), “Finance for Mortals” has been recognised as one of the country’s leading financial education programmes by the Central Bank and the National Securities Market Commission (CNMV in Spanish). The programme involves Santander volunteers who provide face-to-face financial education sessions at schools, institutes, NGOs, associations and vocational training centres across Spain.
More information see www.finanzasparamortales.es

"My Money Week" initiative in the UK

Santander UK supports financial education by partnering with organisations such as National Numeracy, Young Enterprise (YE) and the Financial Inclusion Alliance.
In 2019 Santander sponsored YE’s My Money Week, a national activity week for primary and secondary schools that provides the opportunity for young people to gain the skills, knowledge and confidence in money matters. My Money Week is regarded as the highest profile and most recognised personal finance education initiative in England, having reached 197,470 people in 2019 across England, Wales, Scotland and Northern Ireland. For 2019 the focus was placed on financial decision making to help saving.
More information see My Money Week.

SanodeLucas

Sanodelucas is the platform that brings together all of Banco Santander's financial education initiatives in Chile. Among them, the following stand out:

•	Sanodelucas tips and advice. Information, articles and videos on basic aspects of managing individual and family finances.

•	Financial Education Programme in Schools. Helps to improve the financial skills and knowledge of students in the country's schools.

•	First steps. Initiative that seeks to train those who open a checking account for the first time in the proper use of commercial products.
More information see www.sanodelucas.cl

Multiple initiatives in Mexico

•
Launch of a new financial education website: this includes a course on basic personal finance concepts and tools such as calculators. In 2019, more than 40k users visited the bank's financial education website.

•
Participation in the National Financial Education Week: Every year the Government organises a week of conferences and activities that provide information on how to better manage one's finances. During this week Santander provided financial education to 10,950 people.

•
Financial education courses through the “Tuiio, Finanzas de tú a tú” programme: A microfinance programme aimed at informal entrepreneurs (mainly women) who want to grow their business. The main support mechanisms for microentrepreneurs are courses designed to facilitate the use of financial services and financial tips, digital simulations and calculators available on the Tuiio website.

Forging partnerships to catalyze financial inclusion
Using our global networks, we have developed partnerships that help to further financial inclusion in markets where we operate. We believe partnerships are an important tool for sharing knowledge, learning about industry best practices, and developing innovative approaches to bridging the financial inclusion gap. With the CEO Partnership for Financial Inclusion (CEOP), in 2019 we have made progress on a number of initiatives that have the potential to expand access to financial services at scale.

CEO Partnership for Economic Inclusion
Founded by the United Nations Secretary-General’s Special Advocate for Inclusive Finance for Development, Queen Máxima of the Netherlands, the CEOP brings together an influential group of CEOs from a diverse set of sectors working together with the aim of accelerating financial inclusion around the world.

Under the auspice of the CEOP, Santander and Mastercard have joined forces to help smallholder farmers in Mexico.

At the beginning of 2019 Santander and Mastercard launched a pilot programme designed to meet the financial needs of smallholder coffee farmers in Mexico. Thanks to this initiative, close to 2,000 farmers have been able to go cashless, receiving digital payments into a digital account associated with a debit card linked to additional financial services.
In 2020 the project will be rolled out to other segments of the economy while also expanding the financial product offering to smallholder farmers.

70	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

Sustainable finance
We play a major role in the transition towards a more sustainable economy, offering a wide range of products and services, integrating environmental, social and governance criteria into our lending decisions. We are committed to support the climate change goals of the 2015 Paris Agreement.

Target	Progress

We believe that we can support our customers
by helping them make the transition to the green
economy. So we aim to raise or facilitate the
mobilization of 120Bn euros between 2019 and
2025, and 220Bn euros between 2019 and 2030
in green finance to help tackle climate change.A

A. Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is 220Bn.

A. SCIB´s contribution to green finance target includes: Project Finance (lending): 5Bn; Project Finance (advisory): 6.1bn; Green bonds (DCM): 1.9bn; Export Finance (ECA): 0.3bn; M&A: 3bn; Equity Capital Markets: 2.2bn. This information was obtained from public sources, such as lead tables from Dialogic or TXF. All roles undertaken by Banco Santander in the same project are accounted for. Other aspects related to sustainable finance in a social manner, such as financial inclusion or entrepreneurship, are not included.

Climate Finance
The transition to a low-carbon economy is critical in light of climate change and if we are to meet the goals set by the Paris Agreement.
The banking sector has a key role to play in the transition to a low-carbon economy, which presents both challenges and major investment opportunities.

At Banco Santander we lead the change with initiatives to fund renewable energies and supporting our customers in the transition.
Our strategy reflects our commitment both to contribute to the UN Sustainable Development Goals and to the Paris Climate Agreement's goals to combat climate change and adapt to its effects.

72	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Our progress on climate-related actions
The Task Force on Climate-related Financial Disclosures (TCFD) made a number of recommendations regarding the clear disclosure, backed by comparable and consistent information, of the risks and opportunities presented by climate change. Below we set out how we are implementing the TCFD's key recommendations, and the most significant actions we have taken to embed climate in our risk and opportunity management.

Incorporating climate into our businesses' day-to-day activity will help steer decisions so that we can make progress towards the Paris Goals.

TCFD Disclosures

Governance

•
The responsible banking, sustainability & culture committee (RBSCC) assists the board in the oversight of the responsible banking strategy, which includes climate change. The RBSCC consists of eight directors, seven external, with the majority being independent, and the Executive Chairman and it is chaired by an independent Board Director. All Directors have been appointed taking into account their knowledge, qualifications and experience. This Committee meets quarterly.

▪
As part of the responsible banking governance, the inclusive & sustainable banking steering has been set up to promote, among other topics, the transition to a low carbon economy, and fostering sustainable consumption. This steering meets every six weeks and consist of nine senior management permanent members and 2 rotating members (country heads).

▪
Governance is underpinned by the general sustainability policy which explains the Bank’s action framework, in both its internal operations and its banking activities as well as sector-specific policies covering environmental including climate-change issues.

▪
In 2019 the General Sustainability Policy was updated. This policy is owned by the Board of Directors and it now further describes responsible banking (including climate) governance. This policy now also incorporates climate change and environmental management.

▪
During this year, climate change has been discussed in all four meetings of the RBSCC including issues such as TCFD, specific sector analysis, business lines plans and environmental footprint. This included a joint session of the RBSCC and the Board Risk Supervision, Regulation and Compliance Committee that reviewed a deep dive analysis of the extractive industries, as climate-relevant sectors.

▪
in 2019, the board attended a responsible banking training session, and another session solely dedicated to climate change and designed to better equip the Board to address the challenges posed by this subject. It was also agreed that the induction of new board members will include responsible banking and specifics on climate change.

For more information on the committee, see Corporate governance chapter of this report and the Board Committee´s report.

For more information on our policies and governance, see Principles and governance section of this chapter

General Sustainability policy is available at www.santander.com.

Strategy

▪	Risks related to the transition to a lower carbon economy and physical impacts from climate change need to be incorporated in the risk analysis in the medium to long term.

▪
We have made progress in performing a high level analysis to identify sectors and geographies that are more likely to be impacted by climate transition and physical risks. This basic materiality approach is informing the selection of our sector deep dives with specific risk assessment exercises. Having undertaken an initial analysis of transition risk on the transportation sector in 2018, in 2019 we performed specific analysis for our European power sectors portfolio in Santander Corporate and Investment Banking. In relation to physical risk the focus has been on our UK mortgages book.

▪
During 2019 we have also taken steps to introduce climate-related information, specifically capturing information relating to products in the three year budget plans. It was also agreed at the RBSCC to incorporate climate into the long term business strategic planning process which will be started in 2020.

▪
Climate-related time horizons have been defined and embedded into our strategy process. We define short term as up to a year aligned with budget; medium term as 3-4 years aligned with budget planning; long term as 5-7 years; and, for ad hoc analysis, we define longer term as beyond 7 years.

▪	We have also made a number of commitments to help us achieve our aim to align our portfolios with the Sustainable Development Goals and the Paris Climate

Agreement. This includes raising and facilitating green finance as well as joining the UNEP FI Collective Commitment on Climate Action (which sets by 2022 a scenario based sector specific target to steer our portfolios to be aligned with the Paris Agreement on climate).

▪
This approach furthers Santander’s track record as a leader in financing renewable energy projects. Furthermore, our responsible banking approach will help us to deliver sustainable development aligned financial products, including climate.

▪
A good example of this was the development of the Santander Sustainability Bond Framework and the issuance of our first green bond - a tangible way to support our strategy and meet our targets regarding new green investments.

▪
We have also set targets to reduce the emissions from our own operations. The approach incorporates both a reduction of emissions (by switching to renewable sources for electricity consumption) as well as offsetting the remaining emissions to become carbon neutral as regards to our own operations.

The training session regarding climate scenarios were led by experts who coached our Risk & Analysis teams.

Risk management

▪
Climate change related risks and opportunities are being embedded into the Group’s processes. The top risk identification and assessment process led by the Enterprise-wide Risk Management department incorporates climate change and it is updated on a quarterly basis to reflect the evolution of the regulatory changes on the climate change agenda.

▪
Climate-related risk management criteria is included in Santander sector policies and covers issues such as financing of fossil fuels and protecting against deforestation. Dedicated E&S champions in the credit risk function review customers and provide assessments in relation to these criteria.

▪
A number of steps have been taken to incorporate climate change into the bank’s overall risk management approach. Key highlights include the incorporation of climate change in our risk appetite statement. Starting from 2020 physical and transition risk will be included in the Group’s risk management framework as factors that could aggravate the existing risks in the medium and long term.

▪	We have undertaken a number of detailed analysis to further understand what impact climate change has on certain portfolios.

i.
We performed a deep dive analysis of the oil and gas, mining and steel sectors with particular focus on the risks and opportunities that arise from climate change. This analysis was reviewed at a joint session of the RBSCC and the Board Risk Supervision, Regulation and Compliance Committee.

ii.	A specific analysis of the European Union power sector was undertaken to quantify the potential impact of a number of financial drivers linked to the International Energy Agency scenarios.

iii.
As part of our continued participation in the UNEP FI, TCFD Pilot II, Santander UK designed and performed a pilot to quantify the physical risks of climate change embedded in the UK mortgage portfolio.

▪	Sessions on climate scenarios training were given by experts to our risk and research teams.

Further information on our risk management approach and progress is available in the Risk Management chapter

74	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Metrics and targets

▪
Santander has been increasing the number of climate-related metrics disclosed regarding business performance, such as our position in market league tables showing the number of deals; total financing of most relevant climate financial services; and emissions avoided from renewable energy financing.

▪
In this report we also provide metrics that help track delivery against our commitments and as well as metrics relating to the different assessments the bank has initiated to manage risks and opportunities from climate change.

▪
We continue to identify and develop new metrics that support climate management and which will be incorporated in future reports along with the continued disclosure of scope 1, 2 & 3 emissions data as detailed in Environmental footprint section of this chapter.

▪
Santander has set a number of targets on climate change. In relation to commercial activity we have set a green finance target to raise and facilitate 120Bn euros between 2019 and 2025 and 220Bn euros between 2019 and 2030. This includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory and other products to help our clients in the transition to a low carbon economy.

▪
Santander has also joined the UNEP FI Collective Commitment on Climate Action towards setting and publishing sector-specific, scenario-based targets for portfolio alignment with the Paris Agreement goals.

▪
Noteworthy is the disclosure of key highlights results from our implementation of the recognized PACTA methodology from 2º Investment Initiative, using International Energy Agency climate scenarios. Implementing this methodology is a valuable step in making progress towards the Collective Commitment on Climate Action and the alignment of sector-specific scenario -based targets.

▪
Our approach also incorporates the management and reduction of scope 1 and 2 emissions, in this regard Banco Santander has committed to have 100% of electricity from renewable sources by 2025. Furthermore, we have committed to become carbon neutral by offsetting all the emissions generated by our own operations from 2020 onwards.

Assessing our portfolios in relation to the Paris Agreement on climate

During 2019 we have started implementing measures to fulfil the Collective Commitment on Climate Action. A key action was our participation in the PACTA (Paris Agreement Capital Transition Assessment)1 pilot led by 2º Investment Initiative, along with 16 other banks. This recognised methodology allows banks to study the alignment of their corporate lending portfolios with 2°C benchmarks. It is a science based approach that uses scenarios to provide valuable information to banks in steering their portfolios to be aligned with the Paris Agreement on climate.
The methodology focuses on high climate impact sectors including fossil fuels (oil & gas, coal), power, automotive, cement, steel, and shipping. The pilot was undertaken using Santander Corporate and Investment Banking (SCIB) portfolio. Sectors covered by the methodology represent 31% of the entire SCIB portfolio.
Focus on fossil fuels and power sectors
We provide here more detailed information on the results from two of the key climate impact sectors, fossil fuels and power.

The initial analysis shows that against today’s Corporate economy2 our portfolio compares favourably - in fossil fuels with lower coal exposure, and in power with a high exposure to renewables energy. Santander's portfolio projected to 2024 is broadly in line with the mix of technologies in the International Energy Agency scenarios to align to Paris targets3. To remain aligned with the Paris targets beyond 2024, we would need to shape our portfolio and engage with our clients so that the share of renewables and gas increases while the share of coal falls.
The Santander portfolio projection is based solely on confirmed plans by companies in our portfolio with no additional intervention.
Santander will continue to perform scenario based analysis going forward, to inform how to steer our portfolios to be aligned with the Paris Agreement on climate, and achieve our Collective Commitment on Climate Action and corresponding internal targets.

1 PACTA: this methodology uses asset level performance metrics, including forward looking performance based on confirmed plans from companies in relation to future performance changes to these assets and contrasts this scenarios from the International Energy Agency to identify Paris aligned transitions paths.
2 Corporate Economy: represents the aggregate/combined production of all assets in the 2Dii database, which captures approximately 70% of total world CO2 emissions (CO2 is the largest greenhouse gas (GHG) contributor to human induced climate change). Considering the inclusion of other GHG (such as nitrous oxide and methane -relevant in agriculture), the database captures approximately 60% of total GHG emissions. Based on data from the 2018 World Energy Outlook from the International Energy Agency.
3 Paris targets: This is a suggested trajectory for Santander portfolio where every technology attributed to the portfolio is set on the rate of change defined by the International Energy Agency scenarios.

Santander will continue to undertake scenario based analysis to inform its decisions to meet the Collective Commitment on Climate Action.
(2) Corporate Economy: represents the aggregate/combined production of all assets in the 2Dii database, which captures approximately 70% of total world CO2 emissions (CO2 is the largest greenhouse gas (GHG) contributor to human induced climate change). Considering the inclusion of other GHG (such as nitrous oxide and methane – relevant in agriculture), the database captures approximately 60% of total GHG emissions. Based on data from the 2018 World Energy Outlook from the International Energy Agency.

During 2019 Santander UK submitted to the UK Prudential Regulatory Authority its plan to address the PRA’s Supervisory Expectation regarding climate change.
In developing a coherent view of climate change we circulated a briefing paper to inform our teams of climate change science facts, geopolitical and macro-economical implications, as well as commercial impacts on companies. This provided the basis for a training session attended by over 200 staff in Head Quarters, which will be now rolled out to local units as part of our training programmes.

Santander has also been active engaging different stakeholders such as regulators, sector associations, think tanks and other in working groups, consultations and debates to contribute and shape the discussions to build finance solutions to better support the UN Sustainable development Goals and the Paris Agreement on climate.

UNEP FI Pilot project on TCFD recommendations

During 2018 and 2019 Santander participated actively in the development of the United Nations Principles for Responsible Banking. In September 2019, Santander became one of the founding signatories to the principles, committing to strategically align its business with the Sus-tainable Development Goals and the Paris Agreement on Cli-mate Change. Furthermore, we have also signed up to the Collective Commitment on Climate Action, to scale up our contribution on the climate change agenda and align lending with the objectives of the Paris Agreement on Climate. We will continue engaging with UNEP FI in progressing on the development and implementation of these two important initiatives.
We have also continued our participation in the TCFD Pilot II following the first pilot which started back in 2017.  The project focuses on implementing certain elements of the TCFD recommendations for banks. This initiative aims to develop models and metrics to enable scenario-based, forward-looking assessment and disclosure of climate-related risks and opportunities.

Banking Environment Initiative

Santander shared insights on sustainable finance practice with the Banking Environment Initiative (BEI), to help on its Bank 2030 research report. The research seeks to shed light on how banks can accelerate the transition to a low carbon  economy and develop a vision for a bank in 2030. The report is a significant contribution to the banking sector in identifying barriers and opportunities for banks in this transition, which requires a transformation of assets and behaviours. Also working with the BEI, Santander remains committed to the soft commodities compact and the fight against deforestation.

For more information see section Environmental and social risk section of the Risk management and control chapter

76	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Finance for renewable energy and energy efficiency
As a major financier of energy production infrastructure, we understand that the banking sector has to play a particularly prominent role in the transformation of the energy sector. Aware of this, we have a long history of leadership financing renewable energy projects.

In 2019, we have been the global leader in renewable energy financing, in terms of both the number of transactions and their amounts.

Financing of renewable energies ranking[1,2]

USD Mn
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
USD million
xx Number of projects
102
42
46
42
49
38
24
33
29
29
Santander
Bank 1
Bank 2
Peer 1
Bank 3
Peer 2
Bank 4
Peer 3
Bank 5
Peer 4

1.	As indicated by Dealogic and Bloomberg New Energy Finance league tables for project financing within the Lead Arranger category.

2.
Peers are considered those banks that due to their size an market capitalization are comparable to Santander. The peers' list includes: BBVA, BNP Paribas, Citi,bHSBC, ING, ITAÚ, Scotia Bank and , UniCredit.

Compared with other large peers and other large commercial banks, Santander has a comparatively low total amount of financing to fossil fuels. According to Banktrack Santander is placed in 31 out of 33 banks in absolute terms in financing fossil fuels and in the last place (33 out of 33)as a relative measure of total credit provided.
(Source: Banking on Climate Change – Fossil Fuel Finance Report Card 2019)

Renewable energy projects
In 2019, we helped finance greenfield renewable energy projects with a total installed capacity of 8,036 MW. In addition, we also contributed to the expansion, improvement or maintenance of existing renewable energy infrastructure projects (brownfield), with a total installed capacity of 16,785 MW.
Our total portfolio of renewable energy project finance at the end of last year totalled €10.03 billion, approximately half of the bank’s total project finance portfolio. The renewable projects are spread over 349 transactions, of which 166 are wind projects and 145, solar projects.

These projects have a generation capacity equivalent to the consumption of 6.5 million households in one year1.

1. Equivalence calculated using data on final electricity consumption for the residential sector by country published by the International Energy Agency (source updated in 2019 with data from 2017).

Financing of renewable energy	Breakdown of MW financed by type of renewable energy
(MW financed)A

	Wind energy	81%	77%	77%
		2017	2018	2019

	Solar energy	19%	22%	22%
		2017	2018	2019

	OthersB	--	1%	1%
		2017	2018	2019

Breakdown of renewable MW financed by country in 2019C

3,135MW	1,164MW	1,312MW	727MW	839MW	480MW	256MW	117MW
USA	United Kingdom	Spain	Chile	Brazil	France	Argentina	Mexico

A. In the chart, the light colors represent the attributable MW to the Bank according its participation percentage in each project. In 2019 this represents 34% of total.
B. Include biomass for 2018 and hiydroelectric for 2019.
C. Others: The Netherlands (6MW).

€1 billion green bond as a starting point for a global sustainable debt plan

In 2019 a Global Sustainable Bonds Framework was developed in line with the Green and Social Bond Principles 2018. This framework is aligned with and supports our Responsible Banking strategy and reflects our intention to deploy additional capital for responsible and sustainable projects.
This Global Sustainable Bonds Framework enables the issuance of Green Bonds, Social Bonds and Sustainable Bonds that align the finance-raising activities with sustainable development and our commitment towards a more inclusive and sustainable growth.

On top of this, we issued our first green bond for €1,000 million as a starting point for a global plan on sustainable emissions. The net proceeds will be divided between existing wind and solar assets on Santander balance sheet and new assets of the same nature that will be added. The re-financing share will be less than 50% during the term of the bond.

78	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Financing lines with multilaterals for energy efficiency and renewable energy projects.
In Chile, Santander signed a risk-sharing agreement with the IFC. The additional RWA capacity will be used by the Bank to support new climate finance projects and extend more credit to MSMEs, including women-led enterprises, thereby promoting growth and employment in the country.
In Poland, Santander signed a EUR 80 million loan facility whose proceeds will be used to provide green financing in form of sub-loans or leases to micro, small and medium-sized enterprises in Poland for energy and resource efficiency investments, including the acquisition of energy-efficient equipment and machinery, to upgrade their facilities and support a lower carbon footprint.
Over the last 3 years the Group has signed agreements with multilaterals such as the EIB, EBRD, IFC, MIGA, CEB and CAF to support green finance in Spain, Poland, Brazil, Chile and Peru for a total value of EUR 1,016 million.
Financing low-emission, electric and hybrid vehicles
We concentrate efforts on shifting the automotive sector towards a low-carbon economy through services such as vehicle leasing and renting, to promote the use of hybrid or electric cars in the countries where it operates.
Supporting other electric mobility solutions
In Brazil, we offer an exclusive financing line for bicycles, improving transport alternatives with non-polluting sources and helping to reduce traffic in our cities. Up to 100% of the purchase can be financed and both bicycles and electric chargers have special rates.

Funding sustainable agriculture and livestock farming
We also fund agricultural initiatives that promote the sustainable agricultural practices.
In Brazil, since 2010 we have offered credit as well as technical guidance to rural producers who wish to invest in innovation and sustainability in the field. Financing is available, among others for equipment for renewable energy generation on rural properties; for low carbon agriculture solutions such as direct planting of straw, integration of crop-livestock and forestry and recovery of degraded pastures; for modernization and expansion solutions that include soil recovery and animal defense; for the purchase and modernization of assets, environmental projects, research and innovation and for technological innovations, increased productivity, good management practices and marketing.

.

Socially Responsible Investment
We see Sustainable and Responsible Investment (SRI) as a source of value for investments. The assumption of ESG criteria allows our managers to have a more complete vision of the assets to be invested in; to identify those differential elements that reflect competitive advantages and warn about potential risks; and - overall - to help us make more and better informed investment decisions.
Santander Asset Management has a full-time dedicated SRI expert team, which is responsible for developing and implementing our ESG analysis methodology. This methodology allows us to obtain an ESG score in order to have a better picture by incorporating extra-financial criteria into our assessment.
Santander Asset Management's commitment to SRI has several lines of action:.

•	Investment. We offer a range of SRI products and services to meet the demand of different types of clients.
Currently we manage nine SRI funds, seven in Spain (Inveractivo Confianza, Santander Responsabilidad Solidario, the four products of the Santander sustainable range, Santander Equality Acciones fund), one in Brazil (Fundo Ethical), and one in Portugal (Santander Sustentável Fund).

•	Training. We collaborate with universities and educational centres, organising and participating in events and training days in SRI.

•	Dissemination and development. We participate in initiatives and organisations to help spread SRI, and which enable different organisations share best practice and understanding.
In 2009 Santander Asset Management became a co-founder of SPAINSIF, the Spanish SRI forum.
In addition, both Santander Pensiones SA SGFP in Spain (since 2010) and Santander Asset Management Brazil (since 2008), are signatories to the United Nations principles for responsible investment (PRI). Santander employees’ pension fund in Spain is also a signatory to this initiative.

Santander Asset Management held in 2019 its first SRI conference in Spain and Portugal. And actively participated in COP25, having organised 2 official events in the Green Zone.

•	Donations through solidary funds: . We collaborate with NGOs, through some of our SRI products, to support initiatives which help those who are at risk of social exclusion.

Best Private Bank in ESG & Impact Investing award in Latin America, Chile, Mexico, Portugal and Spain.

For information on socially responsible Investment visit: www.santanderassetmanagement.es.

New Green Bond Investment Fund

Santander Asset Management strengthened its range of sustainable investment funds with the launch of Santander Sustainable Bonds, a product aimed at conservative savers who will invest their portfolio in issues mainly of green bonds (corporate debt designed to finance green projects: clean energy, reduction of emissions...), which will be complemented with other types of sustainable bonds, such as social, climate change or environmental bonds, all focused on generating positive impacts on society and the environment.

SAM has over EUR 3.5 billion in SRI assets under management. The Santander Sustainable Range now has over EUR 1.5 billion in assets under management.

Santander AM is the undisputed leader in SRI management in Spain. We manage 58% of the assets in SRI funds, and we are a pioneer in the launch of this type of product, with more than 20 years creating SRI Investment Solutions.
The Santander Sostenible range consists of two mixed funds: Santander Sostenible 1 and Santander Sostenible 2, with different weights in equities and fixed income; and a European equity fund Santander Sostenible Acciones.

In addition, in our commitment to continue promoting sustainability in investments, we have launched the first Spanish sustainable bond fund, Santander Sostenible Bonos.

80	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Sustainable Infrastructure
Infrastructure is fundamental to drive development. Finance institutions play a critical role as enablers in providing the environment that satisfies the basic needs of society. Infrastructures have a significant impact on the three dimensions of sustainable development, the economic, environmental and social. Therefore, it is critical that infrastructures are planned and operated in a way that is consistent with the Sustainable Development Goals and the Paris Agreement on climate.
Aligned with our commitment towards a more inclusive and sustainable growth and working on the implementation of the Principles for Responsible Banking we have started work towards having a better understanding of the positive and negative impacts from financing infrastructure, while tacking into account the local necessities and priorities towards a more sustainable development.
We have started working with the methodology developed by the UNEP FI Impact working group, and its application to project finance, assessing positive and negative impacts of individual projects. In working with this newly developed methodology we have also looked into incorporating other developments, namely around taxonomies.
The first phase of this methodology consists of analysing, for each country, the relevance of 22 different factors in different areas (air quality, biodiversity, employment, health, education, etc.) from a sustainable development perspective. In the second phase, we analyse both the positive and the negative impacts (both direct and indirect) of a particular sector using UNEP FI’s IP Impact Radar, as it applies to a specific country. Cross-referencing this information with the project finance portfolio data of each country, we are able to quantify the impact of our portfolio investments in such country.
Using different global and local taxonomies, we are then able to refine further more the impact information.
Ultimately, this approach will help us in making better decisions while directing our investments towards those projects that generate the greatest positive impact on the local society.

Analysis of environmental and social risks
Within the framework of our sustainability policies, we analyse the environmental and social risks of all our project finance deals.
At Santander we attach great importance to the environmental and social risks which might result from our customers’ activities in sensitive sectors. We follow international best practice regarding social welfare and the environment, particularly the Equator Principles.
In addition, the Group employs the precautionary principle in order to analyse and manage its main environmental risks throughout its value chain, considering both the direct impacts on the assets where it carries out its activity, as well as the indirect ones derived from it.

Sector policies
The Group has specific sectoral policies that define the criteria for analysing environmental and social risks in customers’ activities in sensitive sectors, such as energy, mining & metals, and soft commodities. These policies include specific activities within those sectors that we will not support (prohibited activities), and those where detailed assessments of their environmental and social impacts must be carried out (restricted activities).
During 2019, the energy, soft commodities and mining & metals sector policies have been updated. We have aligned these policies with our general sustainability policy, including two new prohibitions: Projects or activities located in areas classified as Ramsar Sites, World Heritage Sites or by the International Union for Conservation of Nature (IUCN) as categories I, II, III or IV; and the prohibition of the development, construction or expansion of oil and gas drilling projects on the north of the Arctic Circle.

Equator Principles
As well as our sustainability policies, since 2009 we have been a signatory to the Equator Principles, in order to analyse the environmental and social risks of all our project finance deals.
During 2019 we continued to contribute to the evolution of the Principles through direct participation in working groups. As a result, the Group will implement Equator Principles IV approved in November 2019 and due to come into full effect on 1 July 2020.
In 2019, 46 projects were analysed that fell under the Equator Principles' scope, all within the project finance category. All included under category B, which are those classified with potential limited adverse environmental and social risks and/or impacts.

Further information on the policies and their governance, see Risk management and control chapter.

Sector policies are available on our corporate website www.santander.com

Equator Principles
	Project Finance
Category	A	B	C
TOTAL	0	46	0
Sector
Infrastructures	0	1	0
Oil & gas	0	3	0
Energy	0	41	0
Others	0	1	0
Region
America
United States	0	18	0
Mexico	0	4	0
Chile	0	2	0
Brazil	0	1	0
Europe
United Kingdom	0	5	0
France	0	1	0
Spain	0	15	0
Type
Designated countries[1]	0	41	0
Non-designated countries	0	5	0
Independent review
Yes	0	45	0
No	0	1	0

1.
In accordance with the definition of designated countries included in the Equator Principles, i.e., those countries considered to have a solid framework of environmental and sociaI governance, legislation and institutional capacity to protect their inhabitants and the environment.

82	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

Environmental footprint
We are strongly committed to protecting the environment by reducing our own footprint.

Target	Progress

We believe that, if we are to tackle climate change, we have a responsibility to reduce emissions and our environmental footprint. So we aim to purchase 100% of our electricity from renewable sources in all countries where it is possible to do so by 2025A.

A. In those countries where it is possible to certify electricity from renewable sources on properties occupied by the Group.	A. This percentage includes only the G10 countries (10 main markets where Santander operate).

Since 2001, we have been measuring our environmental footprint by quantifying energy consumption, waste and atmospheric emissions. And since 2011 the Group has implemented strict criteria through different energy efficiency and sustainability plans to ensure its environmental impact is kept to an absolute minimum.
2019-2021 Energy Efficiency Plan
In 2019 we launched the 2019-2021 efficiency plan to encourage energy efficiency measures in site and on the maintenance of buildings and of our branches. To do so we have supported and helped countries to implement energy-saving schemes; implemented efficiency projects with a return period that is longer than usual for these projects; analysed opportunities to optimise spaces; and created awareness to the users of the buildings as to how to make their use and operation as efficient as possible.

In addition to our strategy targets, with the 2019-2021 Energy Efficiency we plan the following:

•	Electricity consumption: a 2.8% reduction of electricity consumption in G10 countries.A

•	Emissions of CO2: a 1,4% reduction of emissions in G10 countries.
To meet these targets, during 2019 we have implemented diverse initiatives, focusing on energy savings, saving raw materials, waste reduction, emission reduction and awareness campaigns.

A. Ten main markets where Santander operate.

84	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

2019 highlights
Use of energy from renewables sources
50% of energy used in our buildings and branches is renewable, reaching 100% green energy in Germany, Spain and United Kingdom. The United States, Brazil, Chile and Portugal also acquire green energy for some of their facilities’ consumption.
Certified Environmental Management System
All direct environmental impacts caused by the Group's activities are duly measured and managed through Environmental Management Systems implemented in most of the Group's buildings, which are externally audited under the ISO 14001 standard.A
The bank has also received LEED certifications in:

▪	LEED PLATINUM certification in buildings in Poland (Atrium I, Warszawa Atrium II and Poznan Business Garden).

▪
LEED GOLD certification in buildings in Germany (Santander Platz and An der Welle 5), Brazil (Torre Santander and data center in Campinas), Spain (Tripark; Abelias; Luca de Tena and data center Norte Santander), and in Poland (Robotnicza , 11 Street).

Additionally, we received "Zero Waste" accreditation1 in Santander Group headquarters in Boadilla del Monte. This certification recognises that at least 90% of the waste generated is reintroduced into the value chain (a maximum of 10% of the waste generated goes to the landfill).

Awareness of environmental issues
Both globally and locally, the Group organises awareness campaigns to involve employees in the importance of reducing the consumption and waste we generate in our daily activities. In addition, via our internal Santander Today channel, the Bank provides employees with a space with guides and other information materials which enable them to join the challenge of reducing the organisation's environmental impact.
A year on, Banco Santander participated in Earth Hour, an international initiative to raise awareness of the impact we can have on our environment. The Group turned off the lights in its most iconic buildings of the main countries in which it operates for the tenth consecutive year.

Carbon neutral commitment for 2020

During the UN Climate Change Conference (COP25) in Madrid, we launched our new commitment to become carbon neutral in 2020 by offsetting all the emissions generated by our own operations.

A. Aspects such as light or noise pollution are not considered material aspects for Santander, due to its own activity.
B. The bank has buildings with ISO 14001 certification in Argentina, Brazil, Chile, Spain, Mexico, Portugal and UK.
C. By AENOR.

2019 environmental footprint[1]

	Var. 2018-2019 (%)		Var. 2018-2019 (%)
2,811,322 M3 water consumed from the supply system		-4.9	321,164 T CO2 teq total emissions (market based)	-15.5
1,070 MILL. KWH total electricity	50% renewable energy	-0.7	Scope 1	22,691 T CO2 teq direct emissions
18,101 T total paper consumed	85% recycled or certified paper	1.0	Scope 2	177,504 T CO2 indirect electricity emissions (market based)
9,410,831 KG paper and cardboard waste		-2.1		322,038 T CO2 teq indirect electricity emissions (location based)
4,252,669 GJ total internal energy consumption		-3.5	Scope 3	120,969 T CO2 teq indirect emissions from employees travelling to work

1.	The environmental footprint table with 2-year historical data and the consumptions and emissions per employee can be found in the ‘Key Metrics’ section.

Supporting higher education
As the largest company investing in education in the world1, we have been working for more than 20 years with universities around the world to support education, entrepreneurship and employability, which are the basis for inclusive and sustainable growth.

EUR 119 million of investment in higher education	agreements with 1,333 universities and other institutions of 33 countries	68,671 beneficiaries of scholarships, internships and entrepreneurship programmes

We focus on three areas

2019 metrics
1▶
Education
We promote education mainly through studies and mobility scholarships. Our goal is to contribute to a more equitable and diverse educational system and helping to improve the university students' lives. We have created Santander Scholarships, one of the largest scholarship programmes financed by a private company.
30,669 beneficiaries of Santander Scholarships
2▶
Entrepreneurship
We also support university entrepreneurship through acceleration programmes, training workshops, startup awards and several competitions. Santander X aims to become the world’s largest community for university entrepreneurship, connecting entrepreneurs with the 3 most important things they need: talent, clients and financing. This helps them turn an idea into a reality.
18,755university entrepreneurs supported 8 awards and +140 published calls in Santander X
3▶
Employability
Santander Universities helps university students find employment through Santander Scholarship programmes for companies and SMEs. In addition, we run professional skills programmes including training in digital and transversal skills with universities worldwide. Universia offers career guidance and employment services, as we aim to be the main source of advice in the Ibero-American world for young talent management.
19,247 beneficiaries of Santander Internship Scholarships

Target	Progress
We believe that education is the bedrock of a fair
society and strong economy. So through our world leading Universities programme, we aim to fund 200,000 scholarships, internships and entrepreneurs programmes between 2019 and 2021.

[1] Varkey / UNESCO / Fortune 500 [2] Fortune Magazine

86	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Santander Scholarships

Scholarships promote excellence, equal opportunities and the recognition of effort, improving education and the employability of young people.
Banco Santander has been developing its scholarship programme since 1996. More than 420,000 Santander Scholarships have been granted since 2005.
We have seven different programmes of Santander Scholarships:

- Santander Study Scholarships to support university studies and guarantee equal opportunities in access to education, thus promoting educational inclusion.
- Santander National and International Mobility Scholarships for students who participate in programmes that require them to travel from their university and usual place of residence.
- Santander Scholarships for Internships in companies and institutions.
- Santander Digital and Transversal Skills Scholarships for training in multidisciplinary skills and skills such as leadership, communication, security, digital content.
- Santander Scholarships for Professors, supporting academics who wish to stay at other universities, continuing education courses and attracting innovative talent.
- Santander Research Scholarships for research projects, mainly doctorates.
- Santander Scholarships for Entrepreneurs for entrepreneurial initiatives (prizes, competitions, accompaniment of new ideas and startups).

For more information visit www.becas-santander.com

Santander Erasmus Scholarship

Alejandro Villaluenga, Complutense University, and María Alonso, Francisco de Vitoria Universiy, Spain.
"I would define the Santander Erasmus Scholarship with the word 'Excitement'. We have to live this experience intensely and take advantage of the opportunity because we are very lucky", Alejandro Villaluenga.
"Receiving this scholarship means not only economic assistance, which is also very necessary, but knowing that a company as important as Banco Santander supports us to continue studying", María Alonso.

See video
Santander W50

Santander W50 programme offers 45 Santander Scholar-ships to female managers. Participants receive high performance training in leadership skills, so they can progress into senior management positions.
The programme was launched in 2011 and since then more than 680 women have participated.

See video

Entrepreneurship

We support university entrepreneurship through acceleration programmes, training workshops, startup awards and several competitions. A centrepiece is Santander X, which aims to become the world’s largest community for university entrepreneurship, offering free training, support and mentoring to young people.
Santander X offers an ecosystem for university entrepreneurship, connecting entrepreneurs with the three most important things they need: talent, clients and financing. We promote collaboration between universities, the business sector and entrepreneurs themselves.
To recognise successful university entrepreneurs on an international level, Santander Universities launches Santander X Global Award.

Santander X has been chosen by the Spanish Network of the Global Compact as one of the best initiatives that are contributing to the UN SDGs.
Our success was highlighted in ‘A Global Alliance for the 2030 Agenda’, which aims to raise awareness and provide information to the Spanish private sector about SDGs.

For more information visit www.santanderx.com

Emprendedor X, Argentina

Facundo Noya / Winner - Project Ebers.
"Winning the entrepreneurship award has given us the necessary financial support to improve design issues of our product, as well as the ability to start manufacturing and testing it both here in Argentina and in Brazil, where we have begun working at the Hospital Israelita Albert Einstein in Sao Paulo".

See video

Santander Business Innovation Awards, Mexico

Paola Alejandra Garro Almendaro and José Luis Leopoldo González / Winners - Project Ecofilter
"It is very difficult to generate an impact with an environ-mental project. Winning this award is a great boost for us, which will enable us to achieve what we want", Paola Alejandra Garro.

Santander Explorer, Spain

9th edition of Explorer Awards with entrepreneurs from Argentina, Spain and Portugal.

More than 80,000 euros in prizes were awarded. The winner of this edition, was BactiDec, a device that allows a surgeon to know the number of bacteria present in the surgical wound in real time.

See video

Santander Universities Entrepreneurship Awards, UK

Lauren Bell / Winner - Project: Cosi Care.
“The prize will enable us to take our product all the way to the shop floor in six months. The support I’ve had has been incredible and we’ve made connections for life. Such a great all-round experience.”
Robert Van Den Bergh / Winner - Project Scribless.
“The support we’ve had throughout has been instrumental in driving forward the growth of the business. It’s been a great experience which will enable us to provide hand-written marketing to more companies around the world.”
Empreenda Santander, Brazil

Bruno Costa Candia / Winner Univeristy Entrepreneur - Project Aurem.
"It has been many months of effort. Winning this award will help me grow as a person, professional and entrepreneur. My project promotes the inclusion of hearing-impaired students in schools".

88	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Universia

Academic Guidance
Digital technology gives users access to accurate and quality information, offering complete resources that link academic guidance and employment making us unique and relevant at decisive moments for the students.

Employment
Our ambition is to create the largest community of professional guidance, internship and employment services for youth in Latin America and Santander America, strengthening their candidacies across 7 countries, and providing them with qualified job offers for a successful immersion in the labor market.

Universities Digital Transformation
Universia is encouraging the development of new technologies at several universities of around the world. And MetaRed is a great example of this digital transformation.

XIX Universia Spain Shareholders' Meeting with deans and academic representatives from universities in Spain and Latin America.

Ana Botin participated in a panel with five representatives of the Santander Erasmus scholarships. She highlighted the role that banks and the education system can play in changing the world. She emphasized the need for all people to have access to education and excellence.

Universia Jobs - For more information (link here)	MetaRed - For more information (link here)
Fundación Universia

Fundación Universia is a private non-profit organisation promoted by Universia. Our goals are broad, focusing in particular on how we can support the people with disabilities, through supporting their higher education and professional development.
The foundation aims to become internationally recognised as the benchmark organisation in qualified employment, linked to the identification and development of diverse talent. It also aims to build collaborative networks capable of producing changes that generate social value in educational and productive responsible environments.
Our strategic focus reflects the UN SDG: access and accessibility (SDG 11), education (SDG 4) and inclusive and equitable quality education (SDG 8).

436 scholarships awarded to university students with disabilities	166 people with disabilities incorporated in companies

Charles Fotso, a story of overcoming

Born in 1988 in Cameroon, Charles Fotso is a member of a large family of 14 brothers and sisters, two of whom suffer from albinism. The consequences of this genetic anomaly are physical-sensory imbalances of the eyes, cutaneous hypersensitivity to the sun’s UV rays and photophobia.
After a difficult childhood, he arrived in Madrid in 2005 and studied a Higher Degree in International Trade.
"I heard about Fundación Universia whilst at university because I decided to continue studying. In 2012 I received this information but I did not apply for a scholarship from the foundation to study English until 2016 (He obtained a B2 diploma)".
In 2018 he received a job offer through Santander Summer Experience to work in a bank office during the summer. And a new offer from the Santander Private Banking Experience programmeme and currently works in a branch of Private Banking.

See video

Community investment
We foster inclusive and sustainable growth through initiatives and programmes that support access to education, social entrepreneurship, employability and welfare in the communities where we operate.

Target	Progress
We believe that we can play a major role to improve lives in the communities where we operate. So we aim to help 4 million people through our community programmes between 2019 and 2021.A
A. The Bank has devised a corporate methodology tailored to Santander’s requirements and specific model for contributing to society. This methodology identifies a series of principles, definitions and criteria to allow the Bank to consistently keep track of those people who have benefited from the community investment programmes promoted by the Bank. This methodology has been reviewed by an external auditor. The number of people helped though art and culture programmes has not been included in the methodology.

Main achievements in 2019

EUR 46 million in social investment	2,300 partnerships with NGOs and social welfare institutions	1.6 million people helped

90	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Key initiatives by country

Commitment to childhood education
Education is the core of our social investment strategy. In addition to supporting university and financial education, the Group supports programmes that are mainly focused on Latin America, where we have been working for many years to guarantee access to quality education.

+500,000 children helped through programmes to support childhood education

Programa Escola Brazil (PEB)	Bécalos	Fundación Belén Educa	Scholarships

This programme, promoted by the Bank, works with the objective of contributing to the improvement of the quality of basic education for children and young people in public schools in Brazil.
Once again, we collaborated in this initiative of the Association of Banks of Mexico and the Televisa Foundation to promote access to and improvement of education through student scholarships and teacher training grants.

Banco Santander collaborates in Chile with the Belén Educa Foundation through various initiatives that foster educational excellence for children and young people (scholarships, internships, workshops, talks and teacher training for secondary school students).

In collaboration with Caritas, the Bank provides scholarships for students from low-income families to combat school dropouts.

Support for social welfare
We promote different initiatives to improve people's quality of life. Our actions are mainly focused on the fight against social exclusion through programmes that address situations of poverty and vulnerability.

+800,000 people helped through programmes designed to tackle social exclusion

Calls for aid to NGOs	Matched Donations programme	Fideicomiso por los Niños de México	Techo Chile

Through various internal and public calls for proposals, the Bank supports projects and initiatives of non-profit organisations that contribute to improving people's lives.	The programme is designed to help social enterprises, small charities and community groups deliver projects that improve communities and help disadvantaged people to have confidence in the future.	Programme promoted by the bank's employees to help children in vulnerable situations in areas such as education, health and nutrition.
Banco Santander has been collaborating for years with TECHO-Chile to help families at risk of exclusion. In 2019, for the second consecutive year, scholarships were awarded to allow access to training courses such as catering or hairdressing.

Promotion of art and culture
Santander Foundation
Santander Foundation has a number of aims, among them making art more accessible and relevant to the public; fostering the linkage between the humanistic and scientific worlds, as well as recovering memory in art, literature and history. It also manages the Banco Santander Collection, and develops support programmes for NGOs and programmes to restore natural areas.
The Santander Emplea Cultura programme is aims to help creating jobs for young people and fostering the professionalisation of the culture sector. Each year, ten cultural organisations are selected and young professionals are sought to work in them for a year.
More information in: www.fundacionbancosantander.com

Farol Santander
Cultural and entrepreneurial centre located in Sao Paulo and Porto Alegre. It promotes contemporary art exhibitions, some of which are interactive, to raise awareness of real community problems, as well as discussion forums and events related to start-ups and innovation.
More information in: www.farolsantander.com.br
Santander Theatre
The largest and most modern multipurpose space in Brazil. Developed to bring cultural events, concerts, shows, exhibitions closer to the population, etc.
More information in: www.teatrosantander.com.br

Tax contribution
We support the communities where we operate, paying the taxes we owe in each of them.

Santander pays its fair share in taxes in every jurisdiction where we operate. Our tax strategy, which has been approved by the Board, sets out the principles by which the entire Group operates. It is published on our website.
All Group entities must comply with the Group's tax risk management and control system following its internal control model.
Since 2010 Banco Santander is a member of the Code of Good Tax Practices in Spain and the Code of Practice on Taxation for Banks in the United Kingdom. Santander also participated actively in cooperative compliance initiatives led by different national Tax administrations.

Tax contribution
Santander contributes economically and socially to the countries in which it operates by paying all taxes borne directly by the Group (taxes paid by the GroupA) and collecting or withholding taxes from third parties generated through business activity, cooperating as required with the local tax authorities (taxes from third partiesB).
Total taxes raised and paid by the Group in 2019 amount to EUR 16,099 million, of which EUR 6,765 million correspond to taxes paid directly by the Group with the remainder being taxes collected from third parties.
Therefore, for every 100 euros of the total income of the Group, 33 euros correspond to taxes paid and collected, as follows:

•	19 euros for the payment of taxes collected from third parties.

•	14 euros for own taxes paid directly by the Group.

A. Including net income tax payments, VAT and other non-recoverable indirect taxes, social security payments made as employer and other payroll taxes, and other taxes and levies.
B. Including net payments for salary withholdings and employee social security contributions, recoverable VAT, tax deducted at source on capital, tax on non-residents and other taxes

More information on the Group's tax strategy is available on our corporate website www.santander.com.

Core principles of the Group’s tax strategy

Fulfill our tax obligations, making a reasonable interpretation of applicable rules that address its spirit and purpose.

Respect the rules on transfer pricing, paying taxes in each jurisdiction in accordance with the functions performed, risks assumed and benefits generated.

Not to provide any kind of advice or tax planning to customers in the marketing and sale of financial products and services.

Communicate transparently the total tax contribution of the Group, distinguishing for each jurisdiction between own taxes borne and those born by third-parties.

Not to create or acquire entities domiciled in offshore jurisdictions without the specific authorization of the board of directors, ensuring adequate control over the presence of the Group in these territories, and reduce it gradually.C

Seek to create a good working relationship with the tax authorities, based on the principles of transparency and mutual trust, so as to avoid disputes and consequently minimize litigation.

C. At the end of 2019, we had 3 subsidiaries and 4 branches in offshore territories, having liquidated one in Jersey during the year. See detailed information on off-shore entities in note 3 c) of the notes to the consolidated financial statements.

92	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The taxes included in each year’s income statement are largely income tax accrued in the period (EUR million 4,427 in the 2019 financial year - see note 27c of the consolidated annuals accounts - which represents an effective rate of 35.3% or, if the extraordinary results are discounted, EUR million 5,103, which represents a 34.2% tax rate – see note 52.c of the aforementioned report). It also includes non-recoverable VAT, social security contributions as employer, and other levies paid, regardless of the date these amounts are paid.
The taxes paid directly by the Group shown in the accompanying table are included in the cash flow statement. The tax rate when comparing the corporate income tax paid (EUR million 2,951) with the Group’s pre-tax profit is 23.5%. Additionally, total taxes paid by the Group includes non-recoverable indirect taxes and contributions to public social security systems, and other taxes that are exclusively levied on banking activities (such as the bank levy in the United Kingdom, Poland and Portugal), and also taxes imposed on financial transactions (in Brazil and Argentina among others). Total taxes paid directly by the Group amounts to 54% of the profit before taxes.

These amounts (taxes accrued-taxes paid) usually differ from each other, given that the date of payment established by national regulations in each country usually is not the same that the date of generation of the income or the date of the operation taxed.
Santander pays taxes in those jurisdictions where the Group’s profit is generated. Thus, the profits obtained, taxes accrued and taxes paid correspond to the countries in which the Group carries out its activity.

Tax disclosure by jurisdiction
EUR million
2019
Jurisdiction	Corporate income tax	Other taxes paid	Total taxes paid by the Group	Third-party taxes	Total contribution
Spain	(271)	1,313	1,042	1,685	2,727
UK	369	486	855	375	1,230
Portugal	37	185	222	260	482
Poland	210	228	438	160	598
Germany	98	47	144	198	343
Rest of Europe	400	230	630	(9)	621
Total Europe	842	2,490	3,331	2,669	6,001
Brazil	1,321	513	1,834	2,476	4,309
Mexico	396	248	644	749	1,392
Chile	186	66	252	302	554
Argentina	107	287	394	2,208	2,602
Uruguay	32	72	103	37	140
Rest of Latin America	27	13	40	17	57
Total Latin America	2,069	1,198	3,267	5,788	9,056
United States	39	124	163	871	1,035
Other	1	2	3	5	9
TOTAL	2,951	3,814	6,765	9,334	16,099

Key metrics
Employees

1. Employees by geographies and gender[1]
	N0 employees		% men		% women		% graduates
Geographies	2019	2018	2019	2018	2019	2018	2019	2018
Spain	29,078	30,868	52	54	48	46	70	73
Brazil	46,248	45,179	43	43	57	57	72	79
Chile	11,267	11,614	46	46	54	54	56	42
Poland	10,902	12,403	31	30	69	70	82	86
Argentina	8,254	9,000	49	50	51	50	40	23
Mexico	19,673	19,096	45	46	55	54	61	49
Portugal	6,255	6,499	54	55	46	45	55	55
UK	22,561	18,297	41	40	59	60	16	22
USA	17,005	16,783	43	42	57	58	15	15
SCF	12,406	12,642	47	46	53	54	34	34
Others	12,770	20,332	51	49	49	51	46	31
Total	196,419	202,713	45	45	55	55	53	52

1.    The employee data presented is broken down according to the criteria of legal entities, and is therefore not comparable to that found in the Auditors' report and annual consolidated accounts, which are presented by management criteria.

2. Functional distribution by gender 2018
	Senior managers					Other managers					Other employees
	Men		Women		Total	Men		Women		Total	Men		Women		Total
Continental Europe	913	77.8%	260	22.2%	1,173	6,735	64.5%	3,711	35.5%	10,446	26,173	44.4%	32,759	55.6%	58,932
United Kingdom	107	73.3%	39	26.7%	146	1,309	67.2%	640	32.8%	1,949	9,218	39.9%	13,862	60.1%	23,080
Latin America and other regions	523	83.9%	100	16.1%	623	6,427	60.2%	4,256	39.8%	10,683	40,729	42.6%	54,952	57.4%	95,681
Group total	1,543	79.5%	399	20.5%	1,942	14,471	62.7%	8,607	37.3%	23,078	76,120	42.8%	101,573	57.2%	177,693

2. Functional distribution by gender 2019
	Senior managers					Other managers					Other employees
	Men		Women		Total	Men		Women		Total	Men		Women		Total
Continental Europe	918	76.4%	283	23.6%	1,201	6,043	63.1%	3,534	36.9%	9,577	24,117	44.3%	30,370	55.7%	54,487
United Kingdom	99	76.2%	31	23.8%	130	1,076	68.4%	496	31.6%	1,572	8,870	39.8%	13,391	60.2%	22,261
Latin America and other regions[1]	543	79.2%	143	20.8%	686	4,615	61.6%	2,876	38.4%	7,491	42,626	43.1%	56,388	56.9%	99,014
Group total	1,560	77.3%	457	22.7%	2,017	11,734	63.0%	6,906	37.0%	18,640	75,613	43.0%	100,149	57.0%	175,762
1. The decrease in the variation between 2018 and 2019 related to other managers in Latin America and other regions is due to a change in the categorization criteria in Mexico and Argentina.

94	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3.1. Workforce distribution by age bracket 2018
Number and % of total
	aged <= 25		aged 26 - 35		aged 36 - 45		aged 46 - 50		age over 50
Continental Europe	2,352	3.3%	14,715	20.9%	27,241	38.6%	10,739	15.2%	15,504	22.0%
United Kingdom	3,964	15.8%	7,092	28.2%	6,470	25.7%	2,810	11.2%	4,839	19.2%
Latin America and other regions	11,474	10.7%	46,233	43.2%	29,553	27.6%	8,637	8.1%	11,090	10.4%
Group total	17,790	8.8%	68,040	33.6%	63,264	31.2%	22,186	10.9%	31,433	15.5%

3.2. Workforce distribution by age bracket 2019
Number and % of total
	aged <= 25		aged 26 - 35		aged 36 - 45		aged 46 - 50		age over 50
Continental Europe	2,040	3.1%	13,365	20.5%	25,374	38.9%	10,599	16.2%	13,887	21.3%
United Kingdom	3,941	16.5%	7,032	29.4%	6,064	25.3%	2,537	10.6%	4,389	18.3%
Latin America and other regions	10,546	9.8%	46,337	43.2%	30,597	28.5%	8,402	7.8%	11,309	10.6%
Group total	16,527	8.4%	66,734	34.0%	62,035	31.6%	21,538	11.0%	29,585	15.1%

4.1. Distribution by type of contract[1] 2018
	Permanent / Full time					Permanent / Part-time
	Men		Women		Total	Men		Women		Total
Continental Europe	32,252	49.7%	32,604	50.3%	64,856	348	17.3%	1,662	82.7%	2,010
United Kingdom	9,580	53.5%	8,338	46.5%	17,918	622	9.8%	5,711	90.2%	6,333
Latin America and other regions	45,950	44.8%	56,591	55.2%	102,541	204	25.6%	594	74.4%	798
Group total	87,782	47.4%	97,533	52.6%	185,315	1,174	12.8%	7,967	87.2%	9,141

	Temporary / Full time					Temporary / Part-time
	Men		Women		Total	Men		Women		Total
Continental Europe	966	33.2%	1,942	66.8%	2,908	255	32.8%	522	67.2%	777
United Kingdom	380	49.5%	387	50.5%	767	52	33.1%	105	66.9%	157
Latin America and other regions	1,249	46.5%	1,436	53.5%	2,685	276	28.7%	687	71.3%	963
Group total	2,595	40.8%	3,765	59.2%	6,360	583	30.7%	1,314	69.3%	1,897

4.2. Distribution by type of contract[1] 2019
	Permanent / Full time					Permanent / Part-time
	Men		Women		Total	Men		Women		Total
Continental Europe	29,768	49.2%	30,746	50.8%	60,514	309	17.6%	1,451	82.4%	1,760
United Kingdom	9,152	52.7%	8,213	47.3%	17,365	538	9.2%	5,296	90.8%	5,834
Latin America and other regions	47,253	44.9%	57,986	55.1%	105,239	413	24.8%	1,251	75.2%	1,664
Group total	86,173	47.1%	96,945	52.9%	183,118	1,260	13.6%	7,998	86.4%	9,258

	Temporary / Full time					Temporary / Part-time
	Men		Women		Total	Men		Women		Total
Continental Europe	833	34.3%	1,596	65.7%	2,429	168	29.9%	394	70.1%	562
United Kingdom	328	50.1%	327	49.9%	655	27	24.8%	82	75.2%	109
Latin America and other regions	116	40.8%	168	59.2%	284	2	50.0%	2	50.0%	4
Group total	1,277	37.9%	2,091	62.1%	3,368	197	29.2%	478	70.8%	675

1.
The decrease in the variation between 2018 and 2019 related to temporary contracts in Latin America and other regions is due to a change in the policies of new contracts in Mexico, during the second half of 2019, established that every new employee must have a temporary contract, unless otherwise stated.

5. Annual rate of contracts by gender[1]
	2019			2018
	Men	Women	Total	Men	Women	Total
Employees with permanent /full time contract	87,111	97,701	184,813	88,738	98,294	187,031
Employees with permanent/part-time contracts	1,251	8,075	9,326	1,166	8,044	9,209
Employees with temporary/full-time contracts	1,813	2,761	4,574	3,684	4,971	8,656
Employees with temporary/part-time contracts	225	526	752	666	1,446	2,112
Group Total	90,401	109,064	199,465	94,253	112,755	207,008

1.	The figure for 2018 has been estimated in this indicator.

6.1. Annual rate of contracts by age bracket 2018[1]
	aged <= 25		aged 26-35	aged 36-45		aged 46-50		aged over 50	Total
Employees with permanent /full time contract	12,940		61,561	60,015		20,833		31,683	187,031
Employees with permanent/part-time contracts	1,185		2,602	2,502		891		2,030	9,209
Employees with temporary/full-time contracts	2,448		3,854	1,410		329		615	8,656
Employees with temporary/part-time contracts	694	526	755	424	1,446	90	225	149	2,112
Group Total	17,267		68,772	64,350		22,143		34,476	207,008

1.	The figure for 2018 has been estimated in this indicator.

6.2. Annual rate of contracts by age bracket 2019
	aged <= 25		aged 26-35	aged 36-45		aged 46-50		aged over 50	Total
Employees with permanent /full time contract	12,787		60,831	59,303		20,586		31,307	184,813
Employees with permanent/part-time contracts	1,200		2,635	2,534		902		2,056	9,326
Employees with temporary/full-time contracts	1,294		3,854	745		174		325	4,574
Employees with temporary/part-time contracts	247	526	269	151	1,446	32	225	53	752
Group Total	15,527		65,771	62,733		21,694		33,740	199,465

7. Annual rate of contract by category[1]
	2019				2018
	Senior Managers	Other Managers	Other employees	Total	Senior Managers	Other Managers	Other Employees	Total
Employees with permanent /full time contract	2,022	18,418	164,373	184,813	2,046	18,639	166,346	187,031
Employees with permanent/part-time contracts	4	227	9,095	9,326	4	224	8,981	9,209
Employees with temporary/full-time contracts	12	88	4,474	4,574	23	167	8,466	8,656
Employees with temporary/part-time contracts	0	165	587	752	0	463	1,648	2,112
Total Grupo	2,038	18,898	178,528	199,465	2,073	19,493	185,442	207,008

1.	The figure for 2018 has been estimated in this indicator.

8. Employees who work in their home country[1]
%
	Managers		Other employees		Total
	2019	2018	2019	2018	2019	2018
Continental Europe	89.26	89.77	96.98	96.83	96.84	96.72
United Kingdom	86.92	92.47	94.11	96.89	94.07	96.87
Latin America and other regions	89.21	88.44	98.28	98.94	98.23	98.88
Group total	89.09	89.55	97.34	97.96	97.26	97.88

1. United States data not included as it is confidential information.

96	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

9. Differently-abled employees ratio by region
%	2019	2018
Continental Europe	1.38	1.24
United Kingdom	2.05	1.61
Latin America and other regions	2.09	2.09
Group total	1.84	1.73

9.1. Differently-abled employees
Number of employees	2019	2018
Spain	361	365
Rest of the Group	3,223	3,071
Total Group	3,584	3,436

10. Coverage of the workforce by collective agreement
	2019		2018
Countries	%	N0 Employees	%	N0 Employees
Spain	96.20	27,961	99.94	30,848
Brazil	98.80	45,674	94.13	42,529
Chile	100.00	11,267	100.00	11,614
Poland	0.00	0	0.00	-
Argentina	99.20	8,188	99.00	8,910
Mexico	22.50	4,429	20.05	3,829
Portugal	99.10	6,197	99.40	6,460
UK	94.40	21,294	100.00	18,297
US	0.00	0	0.00	-
SCF	94.00	11,663	50.22	6,349
Other business units	66.20	8,459	70.31	14,295
Total Group	73.70	144,800	70.61	143,131

11.1. Distribution of new hires by age bracket 2018
% of total
	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Continental Europe	23.79	44.73	23.50	4.69	3.30
United Kingdom	47.81	28.51	13.39	4.09	6.20
Latin America and other regions	33.84	44.04	15.19	3.49	3.44
Group total	33.67	41.72	16.89	3.87	3.85

11.2. Distribution of new hires by age bracket 2019
% of total
	aged <= 25	aged 26-35	aged 36-45	aged over 45	aged > 50
Continental Europe	30.16	44.54	18.03	4.26	3.01
United Kingdom	50.83	27.97	11.14	4.44	5.63
Latin America and other regions	26.35	46.71	17.30	3.52	6.12
Group total	31.84	42.62	16.18	3.82	5.53

11.3. Distribution of new hires by gender
	2019			2018
	Men	Women	Total	Men	Women	Total
Continental Europe	6.6%	5.5%	6.0%	9.18%	11.29%	10.28%
United Kingdom	22.36%	19.5%	14.9%	22.31%	15.79%	16.97%
Latin America and other regions	16.5%	13.6%	20.7%	18.43%	16.97%	19.23%
Group total	13.67%	11.78%	12.63%	15.48%	14.45%	14.92%

12. Distribution of dismissals [1]
by gender	2019						2018
	Men	%[2]	Women	%[2]	Total	%[2]	Men	%[2]	Women	%[2]	Total	%[2]
Senior managers	45	2.88%	12	2.63%	57	2.82%	68	4.41%	26	6.52%	94	4.84%
Other managers	752	6.40%	342	4.95%	1,094	5.86%	375	2.59%	189	2.20%	564	2.44%
Other employees	6,945	9.19%	8,245	8.23%	15,190	8.64%	3,087	4.06%	3,681	3.62%	6,768	3.81%
Total Group	7,742	8.71%	8,599	8.00%	16,341	8.32%	3,530	3.83%	3,896	3.52%	7,426	3.66%

by age	2019			2018
	Men	Women	Total	Men	Women	Total
aged <=25	451	535	986	382	492	874
aged 26-35	1,963	2,603	4,566	1,071	1,310	2,381
aged 36-45	1,878	2,710	4,588	884	1,028	1,912
aged 46-50	696	866	1,562	395	343	738
aged >50	2,754	1,885	4,639	798	723	1,521
Total Group	7,742	8,599	16,341	3,530	3,896	7,426

1.    Dismissal: unilateral termination. decided by the company. of an employment contract not subject to term expiration. The concept includes encouraged redundancies within the context of restructuring processes.
2. Percentage expressing the number of dismissals over the total number of employees in each group.

13. External turnover rate by gender[1]
%	2019			2018
	Men	Women	Total	Men	Women	Total
Continental Europe	15.58	14.39	14.95	12.32	12.48	12.41
United Kingdom	19.73	20.49	20.18	16.39	14.17	15.10
Latin America and other regions	19.94	17.64	18.66	17.99	17.01	17.45
Group total	18.39	16.99	17.61	15.70	15.10	15.37

1. Excludes temporary leaves of absence and transfers to other Group companies.

14.1 External turnover rate by age bracket[1] 2018
% of total
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Continental Europe	40.01	16.15	8.68	7.46	14.43	12.41
United Kingdom	35.72	15.74	8.75	6.48	10.52	15.10
Latin America and other regions	25.73	17.16	13.72	15.49	21.45	17.45
Group total	29.84	16.75	11.04	10.46	16.31	15.37

1. Excludes temporary leaves of absence and transfers to other Group companies.

14.2. External turnover rate by age bracket[1] 2019
% of total
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Continental Europe	40.32	17.93	9.65	6.85	24.16	14.95
United Kingdom	38.97	19.59	13.49	11.51	18.61	20.18
Latin America and other regions	25.19	18.19	15.18	17.56	24.64	18.66
Group total	30.39	18.31	12.75	11.56	23.52	17.61

1. Excludes temporary leaves of absence and transfers to other Group companies. .

98	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

15.1 Employees average remuneration and evolution
Euros
	By gender		By professional category
	Men	Women	Senior officers[2]	Other managers		Other employees	Total
Total remuneration (average)[1]	54,123	34,273	408,598	101,520		34,372	43,262
Variación 2019 vs. 2018	5%	6.7%	2.6%	4.2	%³	4.1%	5.7%

By Age Brackets
	aged <= 25	aged 26-35	aged 36-45	aged 46-50	aged over 50	Total
Total remuneration (average)[1]	17,597	27,563	47,221	62,574	66,216	43,262
Variación 2019 vs. 2018	(4.9)%	10%	6.4%	4.6%	5.1%	5.7%

1.    Data at end of 2019. The total remuneration of employees includes annual base salary, pensions and variable remuneration paid in the year.
2.    Includes Group Sr. Executive VP. Executive VP and Vice President.
3.    The variation includes the effect of internal reclassification between the category and the rest of employees carried out in different geographies.

15.2 Average remuneration Senior officers
Thousands euros	2019			2018
	Men	Women	Total	Men	Women	Total
Executive officers	6,571	9,952	7,698	6,738	10,481	7,986
Non-executive officers	354	251	292	347	255	317
Senior officers	3,693	3,902	3,740	3,349	3,343	3,348

16.1 Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country and gender 2018
	% Legal Minimum Wage
	Men	Women	% legal minimum wage
Germany	242.00%	215.00%	228.49%
Argentina	337.00%	337.00%	336.53%
Brazil	183.00%	183.00%	183.12%
Chile	111.00%	112.00%	111.63%
US	179.00%	207.00%	193.02%
Spain	213.00%	213.00%	212.58%
Mexico	130.00%	130.00%	130.23%
Poland	100.00%	114.00%	107.14%
Portugal	207.00%	207.00%	206.90%
UK	102.00%	102.00%	102.43%

16.2 Ratio between the Bank’s minimum annual salary and the legal minimum annual salary by country and gender 2019
	% Legal Minimum Wage
	Men	Women	% legal minimum wage
Germany	225.00%	193.00%	209.00%
Argentina	338.00%	338.00%	338.03%
Brazil	182.00%	182.00%	182.25%
Chile	175.00%	136.00%	155.43%
US	207.00%	207.00%	206.80%
Spain	176.00%	176.00%	176.05%
Mexico	128.00%	128.00%	128.14%
Poland	100.00%	100.00%	100.27%
Portugal	200.00%	200.00%	200.00%
UK	130.00%	130.00%	130.40%

17. Training
	2019	2018
Total hours of training	8,002,784	6,842,825
% employees trained	100.0	100.0
Total attendees	6,024,981	4,700,013
Hours of training per employee	40.70	33.76
Total investment in training	102,586,146	98,689,210
Investment per employee	522.28	486.84
Cost per hour	12.82	14.42
% female participants	54.2	54.4
% of e-learning training attendees	84.6	90.0
% of e-learning hours	48.1	48.1
Employee satisfaction (up to 10)	9.3	8.0

18. Hours of training by category
	2019		2018
	Hours	Average	Hours	Average
Senior officers	77,861	38.6	69,358	35.71
Managers	678,335	36.39	764,104	33.11
Other employees	7,246,558	41.23	6,009,363	33.82
Group total	8,002,784	40.74	6,842,825	33.76

19. Hours of training by gender
	2019	2018
	Average	Average
Men	41.49	34.27
Women	40.13	33.37
Group total	40.74	33.76

20. Absenteeism by gender and region[1]
%	2019			2018
	Men	Women	Total	Men	Women	Total
Continental Europe	2.18	5.49	3.94	1.85	4.36	3.18
United Kingdom	3.73	5.40	4.72	3.65	5.14	4.54
Latin America and other regions	1.36	2.86	2.19	3.05	4.22	3.70
Group total	1.90	4.00	3.06	2.64	4.40	3.61

1.    Hours missed due to occupational accident. non-work related illness and non-work related accident for every 100 hours worked. The decline in Latin America and the rest stems from a change in the quantification of hours in Brazil.

21. Accident rate[1]
%	2019			2018
	Men	Women	Total	Men	Women	Total
Continental Europe	0.10	0.27	0.19	0.07	0.09	0.08
United Kingdom	0.01	0.02	0.02	0.01	0.05	0.03
Latin America and other regions	0.18	0.33	0.26	0.66	0.95	0.83
Group total	0.14	0.27	0.21	0.36	0.53	0.45

1. Hours missed due to occupational accident involving leave for every 100 hours worked. The hours worked are theoretical hours. Accidents in itinere are included.

100	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

22. Occupational health and safety
	2019			2018
	Men	Women	Total	Men	Women	Total
Frequency rate[1]	1.61	2.41	1.77	4.14	6.32	5.26
Severity rate[2]	0.14	0.27	0.21	0.36	0.53	0.45
No. of fatal occupational accidents	0	1	1	2	2	4
Work related illness[3]	0	0	0	0	0	0
Hours of absenteeism (hours not worked due to common illness and non-work accident) (millions of hours).	2,959,796	7,682,744	10,642,540	3,812,224	7,884,418	11,696,642
1. Days not worked due to accidents at work with and without leave for every 10,000 hours worked. The hours worked are theoretical hours. In itinere accidents are included.
2. Days not worked due to work accident with leave for every 1000 hours worked. The hours worked are theoretical hours. In itinere accidents are included.
3. No member of the Group's staff is exposed to occupational diseases, given that the activity carried out by Santander professionals and the sector in which they operate is not recognized in Royal Decree 1299/2006.

Customers

23. Group Customers[1]
	2019	2018	var.
Europe	66,278,825	66,367,725	(0.1)%
Spain	13,711,173	13,752,964	(0.3)%
Portugal	3,062,608	3,056,238	0.2%
UK2	25,078,945	25,519,550	(1.7)%
Poland	5,047,909	4,525,138	11.6%
SCF[3]	19,286,148	19,427,881	(0.7)%
Rest of Europe	92,042	85,954	7.1%
Latinamerica	53,933,059	50,089,573	7.7%
Brazil	46,089,431	42,074,640	9.5%
Chile	3,415,807	3,460,654	(1.3)%
Argentina	3,548,366	3,701,498	(4.1)%
Rest of Latam.	879,455	852,781	3.1%
North America	23,395,482	21,906,671	6.8%
Mexico	18,134,468	16,690,402	8.7%
Santander Bank	5,261,014	5,216,269	0.9%
SGP	1,187,935	1,085,053	9.5%
Total	144,795,301	139,449,022	3.8%
1. Figures corresponding to total customers, understood as the first holder of at least one product or service with a current contract. Of the European countries listed, except for the United Kingdom, the customers of Santander Consumer Finance are included under "Rest of Europe".
2. Includes SCF.
3. SCF includes all European countries, except UK.

24. Dialogue by channel
	2019	2018	Var .2019/2018%.
Branches
Number of branches	11,952	13,217	(9.6)%
ATMs
Nº ATMs	39,593	38,503	2.8%
Digital banking[1]
Users[2]	36.8	32.0	15%
Visits	7,907	6,302	25.5%
Monetary transactions[3]	2,251	1,843	22.1%

1. Santander Consumer Finance not included. 2. Counts once for users of both Internet and mobile banking. 3. Millions.

25. Customer satisfaction
% satisfaction among active retail customers
	2019	2018	2017
Spain	85.5	87.1	85.5
Portugal	86.4	91.3	91.4
UK	96.5	97.0	96.0
Poland	97.9	97.5	95.9
Brazil	86.2	79.6	77.9
Mexico	94.5	97.8	96.4
Chile	85.6	85.8	91.6
Argentina	86.0	83.3	87.1
US	88.4	83.3	81.8
Uruguay	93.6	94.5	93.3
Total	90.2	88.7	88.0

Source: Corporate benchmarking of experience and satisfaction among active Retail & Commercial banking customers. Based on audited external and local studies developed by well-known vendors (IPSOS, IBOPE,GFK,TNS…) (Data at end 2017, corresponding to survey results in the second half of the year). Uruguay's data has been added as it is now available for 2018 and 2019

102	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

26. Total complaints received
	2019	2018	2017
Spain[1]	91,046	85,519	107,103
Portugal	4,655	4,298	4,275
United Kindom [2]	30,298	33,797	37,746
Poland	6,193	4,480	4,785
Brazil [3]	133,841	111,829	101,589
Mexico[4]	75,459	60,740	51,895
Chile[5]	6,474	6,171	5,526
Argentina[6]	4,106	5,464	4,372
US	4,097	4,160	4,041
SCF	30,535	29,067	30,126

Compliance metrics according to Group criteria, homogeneous for all geographies.
It may not match with other local criteria such us Financial Conduct Authority (FCA) in the United Kingdom or in Brazil.
1.    Even Popular Bank complaints have been included, in Spain complaints inflow has decreased due to the effects of Supreme Court Ruling related to set up mortgages fees.
2.    In the United Kingdom, claims have been reduced due to the new approach in the complaint management model adopted in the equipment, as well as the improvements in the analysis root cause of claims and their government. Claims for personal protection insurance (SPP) are not included. More details can be found in the claims management section.
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

THE USE BY BANCO SANTANDER SA OF ANY MSCI ESG RESEARCH LLC OR ITS AFFILIATES (“MSCI”) DATA, AND THE USE OF MSCI LOGOS, TRADEMARKS, SERVICE MARKS OR INDEX NAMES HEREIN, DO NOT CONSTITUTE A SPONSORSHIP, ENDORSEMENT, RECOMMENDATION, OR PROMOTION OF BANCO SANTANDER SA BY MSCI. MSCI SERVICES AND DATA ARE THE PROPERTY OF MSCI OR ITS INFORMATION PROVIDERS, AND ARE PROVIDED ‘AS-IS’ AND WITHOUT WARRANTY. MSCI NAMES AND LOGOS ARE TRADEMARKS OR SERVICE MARKS OF MSCI.

Environment and climate change

27. Environmental footprint 2018-2019[1]
	2019	2018	Var. 2018-2019 (%)
Consumption
Water (m3)[2]	2,811,322	2,956,420	-4.9
Water (m3/employee)	14.55	15.24	-4.5
Normal electricity (millions of kwh)	533	616	-13.5
Green electricity (millions of kwh)	537	461	16.5
Total electricity (millions of kwh)	1,070	1,077	-0.7
Total internal energy consumption (GJ)[3]	4,252,669	4,404,750	-3.5
Total internal energy consumption (GJ/employee)	22.00	22.70	-3.2
Total paper (t)	18,101	17,926	1.0
Recycled or certified paper (t)	15,388	15,746	-2.3
Total paper (t/employee)	0.09	0.09	1.4
Waste			—
Paper and cardboard waste (kg)[4]	9,410,831	9,613,690	-2.1
Paper and cardboard waste (kg/employee)	48.69	49.55	-1.7
Greenhouse gas emissions			—
Direct emissions (CO2 teq)[5,6]	22,691	31,227	-27.3
Indirect electricity emissions (CO2 teq)-MARKET BASED[7]	177,504	223,920	-20.7
Indirect electricity emissions (CO2 teq)-LOCATION BASED[8]	322,038	364,682	-11.7
Indirect emissions from displacement of employees (CO2 teq)[9]	120,969	124,823	-3.1
Total emissions (CO2 teq)- MARKET BASED	321,164	379,970	-15.5
Total emissions (CO2 teq/employee)	1.66	1.96	-15.1
Average number of employees	193,261	194,027	-0.4

1. The scope of information includes the main countries of operation: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom and United States (excluding Puerto Rico and Miami). The information on Banco Popular is included on a consolidated basis within Spain and Portugal.
2. Information is provided exclusively on water consumption from the public network.
3. It is also reported that the external energy consumption resulting from employee travel and business trips has been: 1,721,139 GJ in 2019 and 1,666,802 GJ in 2018.
4. The data for 2018 and 2019 do not include waste from Argentina and the commercial network in Brazil.
5. These emissions include those derived from the direct consumption of energy (natural gas and diesel) and correspond to scope 1, defined by the GHG Protocol standard. To calculate these emissions, the emission factors DEFRA 2019 for 2019 and DEFRA 2018 for 2018 were applied. The variation is due to the consideration of the emissions derived from the use of own vehicles in Mexico.
6. The reduction in direct emissions was mainly due to lower diesel consumption in 2019. This reduction was mainly due to the completion of maintenance operations at the Data Processing Centre in Brazil in 2018 and to the reduction in the number of buildings in the USA and of branches in Germany that used this type of fuel.
7. These emissions include those derived from electricity consumption and correspond to the scope 2 defined by the GHG Protocol standard. In 2019 the IEA (International Energy Agency) emission factors for 2017 have been used, and in 2018, the IEA 2015 factors were used.
- Indirect Electricity Emissions - Market-based: zero emissions have been considered for green electricity consumed in Germany, Brazil, Spain, UK, USA, which has meant a reduction of 144,783 tons of CO2 equivalent in 2019 and 140,762 in 2018. For the rest of the electrical energy consumed, the emission factor of the IEA corresponding to each country has been applied.
- Indirect emissions of electricity - Location-based: the emission factor of the AEI corresponding to each country has been applied to the total electricity consumed, regardless of its source (renewable or non-renewable).
8. The reduction in indirect electricity emissions has been mainly due to the increase in the purchase of green energy in 2019 in the countries that make up the G10.
9. These emissions include emissions from employees travelling from central services in each country to their workplaces by individual car, collective vehicle and rail, and from employees' business travel by air and car. The distribution of employees by type of travel has been made on the basis of surveys or other estimates. The conversion factors DEFRA 2019 for 2019 and DEFRA 2018 for 2018 were used to calculate emissions from employee travel. - The number of employees travelling to work in their own vehicles was estimated taking into account only the number of parking spaces in the central services buildings in each country and the diesel/petrol consumption mix of the vehicle fleet in each country. Data on employee travel by individual vehicle from Argentina, Poland and the United Kingdom are not reported, as the information is not available. - Employees' journeys in collective vehicles were calculated on the basis of the average distance travelled by the vehicles rented by Grupo Santander for collective transport of its employees in the following countries: Germany, Brazil, the US, Spain, Mexico, Poland, Consumer and Portugal, and within the central services of Spain (CGS). - Data on business trips by air from Poland Geoban and business trips by car from Poland Geoban and USA Consumer are not reported, as the information is not available. - Emissions derived from the use of courier services are not included, nor are those derived from the transport of funds, nor those from any other purchase of products or services, nor those indirect ones caused by the financial services provided.

Translated with www.DeepL.com/Translator (free version)

104	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Contribution to UN Sustainable Development Goals

We contribute directly achieving the SDGs through our business activities and our community investment programmes.

Main SDGs where Banco Santander’s business activities and community investments have the most weight.

Goal	Target	Scope	Data	Section
1.4
By 2030, ensure that all men and women, in particular the poor and the vulnerable, have equal rights to economic resources, as well as access to basic services, ownership and control over land and other forms of property, inheritance, natural resources, appropriate new technology and financial services, including microfinance.

The Prospera microfinance program in Brazil, chosen as good practice by the Brazilian Global Compact Network to achieve the SDGs in 2030.

Commitment to financially empower 10 million people by 2025. We have empowered 2M people in 2019.
Financial inclusion and empowerment 2019 highlights
1.5
By 2030, build the resilience of the poor and those in vulnerable situations and reduce their exposure and vulnerability to climate-related extreme events and other economic, social and environmental shocks and disasters.
			Support to the community: 46 million in social investment and 1.6 million people helped through our social programmes . Commitment of 4 million people helped through community programmes by 2022.	Community investment 2019 highlights
	4.3	By 2030, ensure equal access for all women and men to affordable and quality technical, vocational and tertiary education, including university.	We have 1,333 agreements with different universities. We have invested 119 million euros to support higher education through our programmes.	Supporting higher education
	4.4	By 2030, substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship.
4.5
By 2030, eliminate gender disparities in education and ensure equal access to all levels of education and vocational training for the vulnerable, including persons with disabilities, indigenous peoples and children in vulnerable situations.
			More than 500,000 children helped through programmes to support childhood education.	Community Investment
4.B
By 2020, substantially expand globally the number of scholarships available to developing countries, in particular least developed countries, small island developing States and African countries, for enrolment in higher education, including vocational training and information and communications technology, technical, engineering and scientific programmes, in developed countries and other developing countries.

Banco Santander is the largest company investing in education in the world.

More than 68.671 scholarships and grants awarded to students in 2019.

The largest private scholarship program in the world.

Commitment of 200k scholarships between 2019 y 2021.
Supporting higher education 2019 highlights

5.1	End all forms of discrimination against all women and girls everywhere.	New general principles on diversity and inclusion that provide global guidelines and minimum standards.	Principles and governance
5.5	Ensure women’s full and effective participation and equal opportunities for leadership at all levels of decision making in political, economic and public life.	55% of women in the workforce, Commitments: Women on board 40-60% by 2021. 30% women in senior leadership positions by 2025a and eliminate our gender pay gap by 2025.	Our approach 2019 highlights
5.A.
Undertake reforms to give women equal rights to economic resources, as well as access to ownership and control over land and other forms of property, financial services, inheritance and natural resources, in accordance with national laws.
		In Brazil and Mexico 7 out of 10 individual entrepreneurs helped through our microfinance programmes are women.	Financial inclusion and empowerment
5.C.	Adopt and strengthen sound policies and enforceable legislation for the promotion of gender equality and the empowerment of all women and girls at all levels.	In 2019 the calculated gap was 2% and we have committed to reduce it to almost 0 by 2025.We have signed the UN Women's Empowerment Principles.	Principles and governance
7.2	By 2030, increase substantially the share of renewable energy in the global energy mix.
In 2019, we have been the global leader in renewable energy financing in terms of both the number of transactions and their amounts.

In 2019, we helped finance greenfield renewable energy projects with a total installed capacity of 8,036 MW. equivalent to the consumption of 6.5 million households in one year.

2019 highlights Sustainable finance
8.3
Promote development-oriented policies that support productive activities, decent job creation, entrepreneurship, creativity and innovation, and encourage the formalization and growth of micro-, small- and medium-sized enterprises, including through access to financial services.

196.000 employees. 98% with a fixed contract. 8.3% of the staff promoted.

124.559 million euros have been granted to SMEs and individual entrepreneurs.

Santander X aims to become the world's largest community for university entrepreneurship.
A talented and motivated team Meeting the needs of everyone in society Supporting higher education
8.5	By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value.
In 2019 we received the Top Employers Europe 2019 certification and we have also been included for the first time in the Great Place to Work list of the 25 best companies to work for in the World as well as being distinguished as one of the best Places to Work 2019 in Latin America.

Commitment “top 10 companies to work for” in 6 of our main geographies by 2022. We achieved 5 countries in 2019.
2019 highlights A talented and motivated team
8.8	Protect labour rights and promote safe and secure working environments for all workers, including migrant workers, in particular women migrants, and those in precarious employment.

106	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

10.2	By 2030, empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status.
519,996 million euros in loans granted to households in 2019.

More than 500 million euros to 800,000 micro-entrepreneurs in 2019

More than 1 million people helped through community investment to improve the lives of people at risk of exclusion, poverty or vulnerability.

436 scholarships awarded to students with disabilities through Fundación Universia.
And 166 people with disabilities incorporated in companies.

Our approach Financial inclusion and empowerment Supporting higher education Community Investment
11.1	By 2030, ensure access for all to adequate, safe and affordable housing and basic services and upgrade slums.	332,881 millions euros of credit to housing. Our branches and ATMs in remote locations are also an integral part of our strategy to foster access to basic financial services.	Meeting the needs of everyone in society Financial inclusion and empowerment
11.4	Strengthen efforts to protect and safeguard the world’s cultural and natural heritage.	More than 1 million people benefited from art and cultural initiatives.	Community investment

107

12.4
By 2020, achieve the environmentally sound management of chemicals and all wastes throughout their life cycle, in accordance with agreed international frameworks, and significantly reduce their release to air, water and soil in order to minimize their adverse impacts on human health and the environment.

Environmental footprint: 2.1% reduction in paper and cardboard waste, 3.5% reduction in internal electricity consumption, and 15.5% reduction of total CO2 emissions in 2019. 50% of the energy consumed by Santander was renewable energy.

Commitments: 60% of electricity used from renewable energy sources by 2022 and 100% by 2025. Becoming carbon neutral in own operations 0% by 2020.
Environmental footprint 2019 highlights
12.5	By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse.	Commitment: Unnecessary single use plastic free in corporate buildings and branches to 0 tons by 2022.	2019 highlights Environmental footprint
12.6	Encourage companies, especially large and transnational companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle.
Environmental and social risks analysis: 46 projects financed under Equator Principles criteria.

Responsible procurement: New principles of responsible behaviour of suppliers; 93.2% local Group suppliers.

Analysed part of our portfolio's alignment to climate scenarios, as a step towards addressing the recommendations of the Task Force for Climate-related Financial Disclosures.

Founder member of UN Responsible Banking Principles
Responsible business practices 2019 Highlights Sustainable finance
13.A
Implement the commitment undertaken by developed-country parties to the United Nations Framework Convention on Climate Change to a goal of mobilizing jointly $100 billion annually by 2020 from all sources to address the needs of developing countries in the context of meaningful mitigation actions and transparency on implementation and fully operationalize the Green Climate Fund through its capitalization as soon as possible.

In 2019, we have been the global leader in renewable energy financing, in terms of both the number of transactions and their amounts.

Agreements with multilaterals for the financing and development of energy efficiency projects.

Financing of vehicles with low CO2, electric and hybrid emissions.

1 bn euros first green bond emission

Commitment: Green finance raised and facilitated (euros) 120Bn by 2025. In 2019 we achieved 19Bn euros.
Sustainable finance 2019 highlights
17.16
Enhance the global partnership for sustainable development, complemented by multi-stakeholder partnerships that mobilize and share knowledge, expertise, technology and financial resources, to support the achievement of the sustainable development goals in all countries, in particular developing countries.
		At Group-level, we work with a number of initiatives and working groups at local and international level to drive forward our agenda, and support progress towards the UN SDGs.	Principles and governance

108	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Further information

This Responsible banking chapter constitutes the traditional sustainability report that the Group prepares and is one of the main tools used by the Group to report on sustainability issues.

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
Scope
This chapter is the fifteenth annual document that the Santander Group has published, giving account of its sustainability commitments, and refers to the period from 1 January to 31 December 2019. This report has been verified by PricewaterhouseCoopers Auditores, S.L., and independent firm which also audited the Group´s annual financial statements for the year.
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
When the limitations and scope of the information, and the changes in criteria applied with respect to the to the 2018 sustainability report are significant, these are reflected in the corresponding section of the report and the GRI Content Index.

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
		Business model and strategy, What our stakeholders tell us.	GRI 102-1 GRI 102-2 GRI 102-3 GRI 102-4 GRI 102-6 GRI 102-7 GRI 102-14 GRI 102-15
0. General Information
A description of the policies that the Group applies, which will include: the due diligence procedures applied for the identification, assessment, prevention and mitigation of risks and significant impacts and of verification and control, including the measures in which they have been adopted):
		Principles and governance. Analysis of Environmental & Social Risk	GRI 103-2 GRI 103-3

The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.
		Challenge 2: Inclusive and sustainable growth.	GRI 103-2 GRI 103-3

A talented and motivated team.
Principles and governance. Responsible business practices.

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
		Sustainable finance,.Responsible business practices. Risk management and control chapter.	GRI 102-15 GRI 102-30

Detailed information on the current and foreseeable effects of the activities of the company in the environment and, where appropriate, health and safety, environmental evaluation or certification procedures; the resources dedicated to the prevention of environmental risks; the application of the principle of caution, the amount of provisions and guarantees for environmental risks.
		Sustainable finance.	GRI 102-29 GRI 102-31 GRI 201-2 GRI 103-2 (GRI of environmental dimension)
		Environmental footprint.	GRI 102-11 GRI 102-29
		Analysis of environmental and social risks.	GRI 102-11

At the end of the 2019 financial year, no significant account is presented in the Consolidated Annual Accounts of the Group that should be included in this chapter regarding environmental provisions or guarantees.

GRI 102-11

110	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
1. Environmental Information	Contamination:
	Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.	Environmental footprint.	GRI 103-2 (GRI 302 y 305)
Circular economy and waste prevention and management:
	Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions against food waste.	Environmental footprint.	GRI 103-2 (GRI 306) GRI 301-2 GRI 306-1
Sustainable use of resources:
	Use and supply of water according to local limitations	Environmental footprint.	GRI 303-1
	Consumption of raw materials and measures taken to improve the efficiency of its use.	Environmental footprint.	GRI 103-2 (GRI 301) GRI 301-1 GRI 301-2
	Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies	Environmental footprint.	GRI 103-2 (GRI 302) GRI 302-1 GRI 302-3
Climate change:
	Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)	Environmental footprint.	GRI 103-2 (GRI 305) GRI 305-1 GRI 305-2 GRI 305-3 GRI 305-4
	Measures taken to adapt to the consequences of climate change	Sustainable finance, Environmental footprint.	GRI 103-2 (GRI 305) GRI 201-2
	Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.	Environmental footprint.	GRI 103-2 (GRI 305)
Protection of biodiversity:
	Measures taken to preserve or restore biodiversity	The impacts caused by the direct activities of Banco Santander on biodiversity are not material due to the financial activity carried out by the entity.	-
Impacts caused by the activities or operations of protected areas

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
Employment:
2. Social	Total number and distribution of employees by gender, age, country and professional classification	Key Metrics.	GRI 103-2 (GRI 401) GRI 102-8 GRI 405-1
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.	Key Metrics.	GRI 102-8 GRI 405-1
	Number of dismissals by: gender, age and professional classification.	Key Metrics.	GRI 401-1
	Average remuneration and its progression broken down by gender, age and professional classification	Key Metrics.	GRI 405-2
	Salary gap and remuneration of equal or average jobs in society	A talented and motivated team	GRI 103-2 (GRI 405) GRI 405-2
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)	Key Metrics. Corporate governance chapter.	GRI 102-35 GRI 102-36 GRI 103-2 (GRI 405)
	Implementation of work disconnection policies	A talented and motivated team.	GRI 103-2 (GRI 401)
	Employees with disabilities	Key metrics.	GRI 405-1
Organisation of work:
	Organisation of work time	A talented and motivated team	GRI 103-2 (GRI 401)
	Number of absent hours	Key Metrics.	GRI 403-2
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents	A talented and motivated team.	GRI 103-2 (GRI 401)
Health and safety:
	Conditions of health and safety in the workplace	A talented and motivated team.	GRI 102-41
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.	Key Metrics.	GRI 403-2 GRI 403-3
Social relations:
	Organisation of social dialogue (including procedures to inform and consult staff and negotiate with them)	What our stakeholders tell us. A talented and motivated team. Responsible business practices.	GRI 103-2 (GRI 402)
	Percentage of employees covered by collective bargaining agreements by country	Key Metrics.	GRI 102-41
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)	A talented and motivated team.	GRI 403-1 GRI 403-4
Training:
	The policies implemented in the field of training	A talented and motivated team.	GRI 103-2 (GRI 404) GRI 404-2
	Total number of hours of training by professional categories.	Key Metrics.	GRI 404-1
Accessibility:
	Universal accessibility of people	A talented and motivated team. Supporting higher education.	GRI 103-2 (GRI 405)
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
		A talented and motivated team.	GRI 103-2 (GRI 405 and 406)
Supporting higher education.

112	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

	Description of the metric/concept included in the 11/2018 Law to be disclosed	Chapters/section of the Consolidated directors report where the info is available	Correspondence with GRI indicators
3. Human Rights	Application of due diligence procedures in the field of Human Rights	Principles and governance. Analysis of Environmental & Social Risk. Responsible Procurement.	GRI 102-16 GRI 102-17 GRI 103-2 (GRI 412)
	Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed	Principles and governance, Responsible Procurement. Analysis of Environmental & Social Risk.	GRI 410-1 GRI 412-1 GRI 412-3
	Complaints about cases of human rights violations	A talented and motivated team. Risk management and control chapter.	GRI 406-1
Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organisation regarding respect for freedom of association and the right to collective bargaining.
		A talented and motivated team.	GRI 103-2 (GRI 406)
4. Fight against corruption	Measures taken to prevent corruption and bribery	Principles and governance. Risk management and control chapter.	GRI 102-16 GRI 102-17
	Measures to combat money laundering	Principles and governance. Risk management and control chapter.	GRI 103-2 (GRI 205) GRI 205-1 GRI 205-2 GRI 205-3
	Contributions to non-profit foundations and entities	Community investment.	GRI 413-1
5.Information on the company	Commitments of the company to sustainable development:
	The impact of the company’s activity on employment and local development	Community investment. Financial inclusion and empowerment.	GRI 103-2 (GRI 203) GRI 203-1 GRI 203-2 GRI 413-1
	The impact of the company’s activity on local towns and villages and in the country.	Community investment. Financial inclusion and empowerment.	GRI 103-2 (GRI 203) GRI 203-1 GRI 203-2 GRI 413-1
	Relations maintained with the representatives of local communities and the modalities of dialogue with them.	What our stakeholders tell us.	GRI 102-43 GRI 413-1
	Association or sponsorship actions	Community investment.	GRI 102-12 GRI 102-13
Outsourcing and suppliers:
	Inclusion of social, gender equality and environmental issues in the procurement policy	Responsible procurement.	GRI 103-2 (GRI 204, 308 and 414)
	Consideration in relations with suppliers and subcontractors of their responsibility	Responsible procurement.	GRI 102-9 GRI 103-2 (GRI 204, 308 and 414) GRI 204-1 GRI 308-1 GRI 414-1
	Supervision and audit systems and resolution thereof	Responsible procurement.	GRI 103-2 (GRI 204)
Consumers:
	Measures for the health and safety of consumers	Responsible Business Practices. Risk management and control chapter.	GRI 103-2 (GRI 416, 417 and 418) GRI 416-1 GRI 417-1 G4-FS15
	Systems for complaints received and resolution thereof	Responsible Business Practices. Key metrics. Risk management and control chapter. GRI content index.	GRI 102-17 GRI 103-2 (GRI 416, 417 and 418) GRI 416-2 GRI 417-2 GRI 418-1
Tax information:
	The profits obtained country by country	Auditor's report and annual consolidate accounts.	GRI 103-2 (GRI 201)
	Taxes earned on benefits paid	Tax contribution.
	Public grants received	GRI content index.	GRI 201-4
Any other relevant information:

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

UNEP FI Principles for Responsible Banking reporting index

Reporting and Self-Assessment Requirements	High-level summary of bank’s response	Reference(s)/ Link(s) to bank’s full response/ relevant information

Principle 1: Alignment
We will align our business strategy to be consistent with and contribute to individuals’ needs and society’s goals, as expressed in the Sustainable Development Goals, the Paris Climate Agreement and relevant national and regional frameworks.

1.1. Describe (high-level) your bank's business model, including the main customer segments served, types of products and services provided, the main sectors and types of activities, and where relevant the technologies financed across the main geographies in which your bank has operations or provides products and services.

Santander is a retail bank operating in 3 geographies (Europe, North America and South America) and in 10 main markets. Furthermore, we have global businesses like Santander Corporate & Investment Banking; Wealth Management & Insurance; or Santander Global Platform.
Our purpose as a company is to help people and businesses prosper.
Our aim is to be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities.

Our business model is based on three pillars:
◦
Our scale provides potential for organic growth.
◦
Unique personal banking relationships strengthen customer loyalty.
◦
Our geographic and business diversification and our subsidiaries’ model, which make us more resilient under adverse circumstances.
Our strategic priorities are:
◦
Improve business performance.
◦
Optimize capital deployment
◦
Accelerate digitalization through Santander Global Platform.
Our value proposition includes a broad variety of solutions for all our customers: individuals, companies, institutions, etc. Products and services are tailored to meet the needs of our customers, taking advantage of global best practices, but adapted to local singularities.
We work every day to help people and businesses prosper in a way that is Simple, Personal and Fair. We strive to exceed our stakeholders´ expectations and carry out our activity in a responsible way. If we fulfil our purpose, we not only grow as a business, but help society face the main global challenges.
Our activity allow us to contribute to several of the UN Sustainable Development Goals and support the Paris Agreement to fight climate change.
We have a committed, diverse and skilled team that offers our customers simple and innovative solutions, increasing their access to financial services, improving their financial education, and supporting them in their transition to a low carbon economy, while reducing our environmental footprint. Furthermore, we support education through our Santander Universities programme and improve the living standards of the communities where we operate through several social programmes.

Corporate website:
www.santander.com
-About us
-Our approach

2019 Annual Report:
-Our approach
- Contribution to UN SDGs
-Business model and strategy

 Other references:
-Financial report 2019
-2019 Earnings Presentation

1.2. Describe how your bank has aligned and/or is planning to align its strategy to be consistent with and contribute to society's goals, as expressed in the Sustainable Development Goals (SDGs), the Paris Climate Agreement, and relevant national and regional frameworks.

114	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Principle 2: Impact and Target Setting
We will continuously increase our positive impacts while reducing the negative impacts on, and managing the risks to, people and environment resulting from our activities, products and services. To this end, we will set and publish targets where we can have the most significant impacts.

2.1. Impact Analysis:

Show that your bank has identified the areas in which it has its most significant (potential) positive and negative impact through an impact analysis that fulfills the following elements:
a) Scope: The bank’s core business areas, products/services across the main geographies that the bank operates in have been as described under 1.1. have been considered in the scope of the analysis.
b) Scale of Exposure: In identifying its areas of most significant impact the bank has considered where its core business/its major activities lie in terms of industries, technologies and geographies.
c) Context & Relevance: Your bank has taken into account the most relevant challenges and priorities related to sustainable development in the countries/regions in which it operates.
d) Scale and intensity/salience of impact: In identifying its areas of most significant impact, the bank has considered the scale and intensity/salience of the (potential) social, economic and environmental impacts resulting from the bank’s activities and provision of products and services.
(your bank should have engaged with relevant stakeholders to help inform your analysis under elements c) and d))

Show that building on this analysis, the bank has:
•
-identified and disclosed its areas of most significant (potential) positive and negative impact.
•
- identified strategic business opportunities in relation to the increase of positive impacts / reduction of negative impacts.

Banco Santander runs a systematic analysis to identify the social, environmental and ethical aspects that are most relevant to its various stakeholders all along its value chain.

This study consists of a detailed quantitative and qualitative analysis based both internal and external sources.
•
Internal sources: employee and senior management views.
•
External sources: shareholders, investors, customers, regulators, agencies and society in general

In 2019, this assessment identified 15 material issues for the bank’s responsible banking agenda. It is worth highlighting:
•
Funding of activities with environmental and climate impact
•
Ethical behaviour and risk management
•
Diversity
•
Customer satisfaction metrics
To address these issues, two main challenges have been identified:
1) Adapting to the new business environment.
2) Contributing to a more inclusive and sustainable growth, that allows to build more inclusive and equal economies and societies, while at the same supporting the transition to a low carbon economy.
This annual report discloses information on progress and plans relating to addressing these two challenges.
In particular, in 2019 we have focused on: incorporating responsible business practices; tackling climate change and supporting the ecological transition; and fostering a diverse and skilled team of professionals.

In addition, aligning with the Group's control and management risk practices, potential threats that may affect the development of the strategic plan are identified, valued and controlled, through periodic evaluation of the top risks under different stress scenarios. The main strategic risks identified by the Group are regularly monitored by senior management, including their respective mitigation measures.

With a focus on measuring positive/negative impacts of our financing portfolio, in 2019 we have started to work with the methodology developed by the working group of UNEP FI on the impact of infrastructures that we finance, evaluating the positive and negative impacts of the projects individually.

2019 Annual Report- Responsible banking chapter
-What our stakeholders tell us
-Challenges and opportunities
-Sustainable finance

2019 Annual Report
-Risk management and control chapter
-1.2 Santander Top and emerging risks

Other references:
- Stakeholder engagement & material concerns reportA
-Climate finance reportA
-Culture reportA
-Financial empowerment reportA

A. (These reports are produced after the
Annual Report and will be available throughout the month of May 2020)

Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Impact Analysis.
We will continue to improve our materiality analysis and while further exploring and integrating recognised impact methodologies as started this year for our infrastructure operations.

2.2. Target Setting
Show that the bank has set and published a minimum of two Specific, Measurable (can be qualitative or quantitative), Achievable, Relevant and Time-bound (SMART) targets, which address at least two of the identified “areas of most significant impact”, resulting from the bank’s activities and provision of products and services.
Show that these targets are linked to and drive alignment with and greater contribution to appropriate Sustainable Development Goals, the goals of the Paris Agreement, and other relevant international, national or regional frameworks. The bank should have identified a baseline (assessed against a particular year) and have set targets against this baseline.
Show that the bank has analysed and acknowledged significant (potential) negative impacts of the set targets on other dimensions of the SDG/climate change/society’s goals and that it has set out relevant actions to mitigate those as far as feasible to maximize the net positive impact of the set targets.

To meet the identified challenges, we have set 11 targets which reflect our commitment to building a more responsible bank.

These objectives include, amongst others, the commitment to facilitate the mobilisation of €120 billion of green finance between 2019 and 2025, as well as to financially empower 10 million people in the same period, through increasing microfinance activities, financial education programmes and other tools that give access to financial services.

Other commitments to highlight:
•
To have between 40-60% of women on our board by 2021 and to have at least 30% of women in senior leadership positions by 2025.
•
To eliminate the equal pay gap by 2025.
•
To use 100% of our electricity from renewable sources in all countries by 2025.
•
To fund 200,000 scholarships, internships and entrepreneur programmes between 2019 and 2021.
•
To help 4 million people through our community programmes between 2019 and 2021.
2019 Annual Report- Responsible Banking chapter 2019 highlights Sustainable Finance Contribution to de UN SDG Other references: 10 commitments press release
Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Target Setting.
The Bank has established priority areas for improvement in the short and medium term, specific metrics have been defined for their monitoring, and progress is disclosed in our annual report. We will continue working on further understanding the impacts from our activities including those related to our targets and where relevant set mitigating actions.

2.3 Plans for Target Implementation and Monitoring
Show that your bank has defined actions and milestones to meet the set targets.
Show that your bank has put in place the means to measure and monitor progress against the set targets. Definitions of key performance indicators, any changes in these definitions, and any rebasing of baselines should be transparent.

The Responsible Banking unit and its network, in collaboration with the remaining areas and local units, defines short, medium and long term action plans to achieve the objectives. These actions are described through the different sections of the Responsible Banking chapter.

The monitoring and follow-up of these actions is carried out through the KPIs defined in the plans, where intermediate milestones are set and tracked by the the Responsible Banking governance bodies, in order to ensure delivery of the longer-term objectives defined.
2019 Annual Report- Responsible Banking chapter
Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Plans for Target Implementation and Monitoring.
Banco Santander has defined at corporate and local level, various action plans to boost our commitments.

2.4. Progress on Implementing Targets
For each target separately:
Show that your bank has implemented the actions it had previously defined to meet the set target.
Or explain why actions could not be implemented / needed to be changed and how your bank is adapting its plan to meet its set target.
Report on your bank’s progress over the last 12 months (up to 18 months in your first reporting after becoming a signatory) towards achieving each of the set targets and the impact your progress resulted in. (where feasible and appropriate, banks should include quantitative disclosures)

Banco Santander reports, annually, the achievements and scopes of its responsible banking strategy and targets.

Here is a summary of the 2019 results of each of the 11 targets set:

•
To be one of the top 10 companies to work for in at least six of the core geographies where we operate by 2021. In 2019: Top 10 in 5 geographies.
•
To have between 40-60% women on our board by 2021. In 2019: 40%
•
To have 30% women in our senior leadership positions by 2025. In 2019: 22%
•
To eliminate the equal pay gap by 2025. In 2019: 2%
•
To financially empower 10 million people between 2019 and 2025. In 2019: 2 million
•
To finance or facilitate mobilization of €120 billion between 2019 and 2025 to tackle climate change. In 2019: 19 billion
•
To use 100% of our electricity from renewable sources in our buildings by 2025. In 2019: 50%
•
To eliminate unnecessary single use plastic in our branches and corporate buildings by 2021. In 2019: 75% of reduction.
•
To fund 200,000 scholarships, internships and entrepreneur programmes between 2019 and 2021. In 2019: 66,000 scholarships
•
To help four million people through our community programmes between 2019 and 2021. In 2019: 1,4 million

2019 Annual Report- Responsible Banking chapter

116	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Progress on Implementing Targets
In 2019 the Group has made positive progress in achieving the various commitments made

Principle 3: Clients and Customers
We will work responsibly with our clients and our customers to encourage sustainable practices and enable economic activities that create shared prosperity for current and future generations.

3.1.Provide an overview of the policies and practices your bank has in place and/or is planning to put in place to promote responsible relationships with its customers. This should include high-level information on any programmes and actions implemented (and/or planned), their scale and, where possible, the results thereof.

Being responsible means offering our customers products and services that are Simple, Personal and Fair.

All our activity is guided by policies, principles and frameworks to ensure we behave responsibly in everything we do. As far as our customers are concerned:

•
The general sustainability policy sets out principles and commitments focused on adding value to our main stakeholders.
•
The Consumer Protection policy sets out the specific criteria to identify, organise and execute the principles of consumer protection for our customers.
•
The sector policies stipulate the criteria governing the Group's financial activity in the defence, energy, mining/metals and agricultural raw materials (like palm oil, soya and wood) sectors.
•
The sensitive sectors policy establishes guidelines for the evaluation and decision making on participation of the Group in certain sectors, which could lead to reputational risks.

We increasingly incorporate ESG within our SCIB and commercial clients conversations and product offering.

Customers are at the heart of everything we do. We use all the interactive channels we have to listen and understand our customers better. Our Product Governance & Consumer Protection function, within our Compliance and Conduct area, is responsible for ensuring appropriate management and control in relation to products and services and consumer protection. Within this function, the Product Governance Forum protects customers by validating products and services and preventing the launch of inappropriate ones.

Additionally, the Group has worked on standards and good practices when dealing with vulnerable customers.

The Group also has a procedure for complaint management and analysis aimed at adequately handling any complaints submitted, ensuring compliance with the local and industry regulations applicable.

Website - Policies Annual report 2019 - Principles and governance - Responsible business practices

3.2. Describe how your bank has worked with and/or is planning to work with its clients and customers to encourage sustainable practices and enable sustainable economic activities. This should include information on actions planned/implemented, products and services developed, and, where possible, the impacts achieved.

Principle 4: Stakeholders We will proactively and responsibly consult, engage and partner with relevant stakeholders to achieve society’s goals.

4.1. Describe which stakeholders (or groups/types of stakeholders) your bank has consulted, engaged, collaborated or partnered with for the purpose of implementing these Principles and improving your bank’s impacts. This should include a high-level overview of how your bank has identified relevant stakeholders and what issues were addressed/results achieved.

Our strategy is based on a virtuous circle centred on trust and loyalty of our employees, customers, shareholders and communities. To achieve this we promote the active listening of our stakeholders. Listening, analysing, assessing and responding to their opinions and concerns we not only identify issues, we also spot opportunities, which allows us to guarantee our activity and to maintain the right functioning of the entire value chain.

In addition, we also regularly analyse the most relevant social, environmental and good governance issues demands of analysts and investors. And we continuously monitor the emergence of new standards and good practice at international level. Actively participating in the consultation processes of both authorities and sectoral associations and other organizations that influence the development of relevant policies on the sustainable development agenda.

We are also part of the main and most important local and global initiatives to support the inclusive and sustainable growth. Some examples are UNEP FI; World Business Council for Sustainable Development (WBCSD); Banking Environment Initiative (BEI); UN Global Compact, CEO Partnership for Financial Inclusion; or Equator Principles.

Annual report 2019
 - Principles and governace
 - What our stakeholders tell us

Other references:
2019 Stakeholder engagement & material concerns reportA

A. (This report is produced after the Annual Report and will be available throughout the month of May 2020)

Principle 5: Governance & Culture We will implement our commitment to these Principles through effective governance and a culture of responsible banking

5.1. Describe the relevant governance structures, policies and procedures your bank has in place/is planning to put in place to manage significant positive and negative (potential) impacts and support effective implementation of the Principles.

All our activity is guided by policies, principles and frameworks to ensure we behave responsibly in everything we do.

The responsible banking, sustainability and culture committee assists the board of directors in fulfilling its oversight responsibilities with respect to the Group's responsible banking strategy, sustainability and culture issues.

The committee is supported by the culture steering group and the inclusive and sustainable banking steering group. The culture steering group ensures we embed our culture, the Santander Way across the organisation, coordinating corporate and local actions. Our inclusive and sustainable banking steering group promotes responsible products, services and procedures to support small businesses to create new jobs, improve financial empowerment, support funding the low carbon economy and to foster sustainable consumption.

To complete this corporate governance and drive progress on the responsible banking agenda, there is a Responsible Banking unit supported by a senior advisor on responsible business practices reporting directly to the Group's executive Chairman.

The culture and sustainability local units coordinate and foster their sustainable banking agenda, ensuring that they are aligned with the corporate strategy and policies. Likewise, each subsidiary has appointed a senior responsible for the sustainable banking function.

Our strong corporate culture, the Santander Way, is fully aligned to our corporate strategy. It includes our purpose, our aim, and how we conduct business. It is the bedrock of our bank, a responsible bank.

Actively listening to our stakeholders and
using the materiality assessment, we have identified two main challenges: adapting to the new business environment and contributing to an inclusive and sustainable growth.

Corporate website:
www.santander.com
-About us
-Our approach

2019 Annual Report-
Responsible Banking chapter
-What our stakeholders tell us
-Challenges and Opportunities
-Principles and Governance
-A strong corporate Culture

2019 Annual Report-
Corporate Governance chapter
-Responsible Banking, sustainability and culture, Committee activities

Other references:
-2019 Stakeholder engagement & material concerns reportA
-2018 Culture thematic reportA

A. (This report is produced after the Annual Report and will be available throughout May 2020)

5.2. Describe the initiatives and measures your bank has implemented or is planning to implement to foster a culture of responsible banking among its employees. This should include a high-level overview of capacity building, inclusion in remuneration structures and performance management and leadership communication, amongst others.

5.3 Governance Structure for Implementation of the Principles

Show that your bank has a governance structure in place for the implementation of the PRB, including:
a) target-setting and actions to achieve targets set
b) remedial action in the event of targets or milestones not being achieved or unexpected negative impacts being detected.

Please provide your bank’s conclusion/ statement if it has fulfilled the requirements regarding Governance Structure for Implementation of the Principles.
The Group has a solid and well-structured responsible banking governance model to meet future challenges and implement necessary measures that allow us to develop our activity in a responsible and sustainable way.

118	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Principle 6: Transparency & Accountability
We will periodically review our individual and collective implementation of these Principles and be transparent about and accountable for our positive and negative impacts and our contribution to society’s goals.

6.1 Progress on Implementing the Principles for Responsible Banking

Show that your bank has progressed on implementing the six Principles over the last 12 months (up to 18 months in your first reporting after becoming a signatory) in addition to the setting and implementation of targets in minimum two areas (see 2.1-2.4).

Show that your bank has considered existing and emerging international/regional good practices relevant for the implementation of the six Principles for Responsible Banking. Based on this, it has defined priorities and ambitions to align with good practice.

Show that your bank has implemented/is working on implementing changes in existing practices to reflect and be in line with existing and emerging international/regional good practices and has made progress on its implementation of these Principles.

The Responsible Banking chapter of our 2019 Annual report is our consolidated non-financial information statement. This is the eighteenth annual document the Santander Group publishes to diclose its sustainability commitments. This chapter includes information for the period: from 1 January to 31 December 2019.

This chapter has been verified by PricewaterhouseCoopers Auditores, S.L., the independent firm which also audited the Group´s annual financial statements for the year.

Santander has relied on internationally recognized standards such as the Global Reporting Initiative (GRI) in its preparation. This chapter has been prepared in accordance with the GRI Standards: Comprehensive option.

Additionally, in this chapter detailed information is provided to respond to the Law 11/2018, which transposes to the Spanish legal system the Directive 2014/95/ EU of the European Parliament and of the Council of 22 October 2014 amending Directive 2013/34/ EU as regards disclosure of non-financial and diversity information.

We actively participate and we are part of the main initiatives and working groups that foster responsible business practices at local and international level. Some examples are:

•
UNEP FInance initiative. We are one of the founding signatories to the he UN Principles for Responsible Banking. We have also continued our participation in the TCFD Pilot II following the first pilot which started back in 2017.
•
World Business Council for Sustainable Development (WBCSD). We are part of the Future of Work, which supports companies in adapting their own business and human resources strategy to evolve in line with the digital age.
•
Banking Environment Initiative (BEI). We participate in two initiatives related to climate, the Soft Commodities Compact and the new Bank 2030 initiative.
•
CEO Partnership for Financial Inclusion. We are part of the private sector partnership for financial inclusion.
•
Equator Principles. We analyse the environmental and social risks of all our funding transactions that fall under the scope of the Equator Principles.

2019 Annual Report-
Responsible Banking chapter
-Principles and Governance
- Our contribution to the UN Sustainable Development Goals
-Complementary information

Other references:
-2019 Stakeholder engagement & material concerns reportA

A. (This report is produced after the Annual Report and will be available throughout May 2020)

Please provide your bank’s conclusion/statement if it has fulfilled the requirements regarding Progress on Implementing the Principles for Responsible Banking
Through the responsible banking chapter of the Annual Report we give accounts of all our commitments related sustainability and responsible banking. We participate actively and we are part of the main initiatives and working groups that foster responsible business practices at local and international level.

Global Reporting Initiative
(GRI) content index

GRI Standards: GENERAL DISCLOSURES

GRI Standard	Disclosure	Page	Omission
GRI 101: FOUNDATION
GRI 102: GENERAL DISCLOSURES
ORGANISATIONALPROFILE	102-1 Name of the organization	Business model and strategy	-
	102-2 Activities, brands, products, and services	Business model and strategy	-
	102-3 Location of headquarters	Business model and strategy	-
	102-4 Location of operations	Business model and strategy	-
	102-5 Ownership and legal form	Business model and strategy	-
	102-6 Markets served	Business model and strategy	-
	102-7 Scale of the organization	Business model and strategy. Key Metrics	-
	102-8 Information on employees and other workers	Key metrics	-
	102-9 Supply chain	Responsible business practices	-
	102-10 Significant changes to the organization and its supply chain	Responsible business practices	-
	102-11 Precautionary Principle or approach	Sustainable finance	-
	102-12 External initiatives	Our approach. 2019 highlights.	-
	102-13 Membership of associations	Santander participates in industry associations representing financial activity in the countries where it operates, as the AEB in the case of Spain	-
STRATEGY	102-14 Statement from senior decision-maker	Chairman's letter.	-
	102-15 Key impacts, risks, and opportunities	Our strong corporate culture. What our stakeholders tell us. Sustainable finance. Risk management and control	-
ETHICS AND INTEGRITY	102-16 Values, principles, standards, and norms of behaviour	Principles and governance. Our strong corporate culture. Responsible business practices.	-
	102-17 Mechanisms for advice and concerns about ethics	A talented and motivated team. Responsible business practices. Risk management and control	-

120	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

GRI Standard	Disclosure	Page	Omission
GOVERNANCE	102-18 Governance structure	Corporate Governance chapter of the annual report.	-
	102-19 Delegating authority	Corporate Governance chapter of the annual report.	-
	102-20 Executive-level responsibility for economic, environmental, and social topics	Corporate Governance chapter of the annual report.	-
	102-21 Consulting stakeholders on economic, environmental, and social topics	Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts. What our stakeholders tell us.	-
	102-22 Composition of the highest governance body and its committees	Corporate Governance chapter of the annual report.	-
	102-23 Chair of the highest governance body	What our stakeholders tell us. Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts.	-
	102-24 Nominating and selecting the highest governance body	What our stakeholders tell us. Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts.	-
	102-25 Conflicts of interest	What our stakeholders tell us. Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts.	-
	102-26 Role of highest governance body in setting purpose, values, and strategy	Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts.	-
	102-27 Collective knowledge of highest governance body	Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts.	-
	102-28 Evaluating the highest governance body’s performance	Shareholder value. Corporate Governance chapter of the annual report. Auditor's report and annual consolidated accounts.	-
	102-29 Identifying and managing economic, environmental, and social impacts	Sustainable finance. Risk management and control chapter. Auditor's report and annual consolidated accounts.	-
	102-30 Effectiveness of risk management processes	Challenge2: Inclusive and sustainable growth.Auditor's report and annual accounts. Risk management chapter .	-
	102-31 Omission of economic, environmental, and social topics	Auditor's report and annual accounts. Risk Management chapter .	-
	102-32 Highest governance body’s role in sustainability reporting	Santander´s Board approved this report on February, 27th 2020 related to 2019 period and the Corporate Governance Chapter of the Annual Report published in 2020.	-
	102-33 Communicating critical concerns	Auditor's report and annual accounts.	-
	102-34 Nature and total number of critical concerns	Principles and governance. Responsible business practices.	-
	102-35 Remuneration policies	A talented and motivated team. Corporate Governance Chapter of the Annual Report	-
	102-36 Process for determining remuneration	What our stakeholders tell us. Shareholder's value.Corporate Governance Chapter of the Annual Report. Report of the remuneration committee	-
	102-37 Stakeholders’ involvement in remuneration	What our stakeholders tell us. Shareholder's value. Corporate Governance Chapter of the Annual Report. Report of the remuneration committee	-
	102-38 Annual total compensation ratio	A talented and motivated team.	1
	102-39 Percentage increase in annual total compensation ratio	A talented and motivated team.	1
STAKEHOLDER ENGAGEMENT	102-40 List of stakeholder groups	What our stakeholders tell us.	-
	102-41 Collective bargaining agreements	What our stakeholders tell us.	-
	102-42 Identifying and selecting stakeholders	What our stakeholders tell us.	-
	102-43 Approach to stakeholder engagement	What our stakeholders tell us.	-
	102-44 Key topics and concerns raised	What our stakeholders tell us.	-

GRI Standard	Disclosure	Page	Omission
REPORTING PRACTICE	102-45 Entities included in the consolidated financial statements	Further information section of this chapter. Auditor's report and annual accounts.	-
	102-46 Defining report content and topic Boundaries	Our approach. Further information sections of this chapter.	-
	102-47 List of material topics	What our stakeholders tell us.	-
	102-48 Restatements of information	Further information section of this chapter	-
	102-49 Changes in reporting	Further information section of this chapter	-
	102-50 Reporting period	Further information section of this chapter	-
	102-51 Date of most recent report	Further information section of this chapter	-
	102-52 Reporting cycle	Further information section of this chapter	-
	102-53 Contact point for questions regarding the report	General information chapter.	-
	102-54 Claims of reporting in accordance with the GRI Standards	Further information section of this chapter	-
	102-55 GRI content index	GRI Content Index.	-
	102-56 External assurance	Further information section of this chapter.	-

122	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

GRI Standards: Topic-specific diclosures
Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page		Scope	Omission
ECONOMIC STANDARDS
ECONOMIC PERFORMANCE
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us. "Material aspect boundary" of GRI Content Index		-	-
			103-2 The management approach and its components	Principles and governance "Page" of the GRI 201: Economic Performance"		-	-
			103-3 Evaluation of the management approach	Principles and governance "Page" of the GRI 201: Economic Performance"		-	-
				€ million	2019
		GRI 201: ECONOMIC PERFORMANCE		Economic value generated[1]	50,553
				Gross income	49,494
				Net loss on discontinued operations	0
				Gains/(losses) on disposal of assets not classified as non-current held for sale	1,291
				Gains/(losses) on disposal of assets not classified as discontinued operations	-232
				Economic value distributed	28,295
				Dividends[3]	3,424
				Other administrative expenses (except taxes)	8,138
				Personnel expenses	12,141
				Income tax and other taxes[2]	4,427
				CSR investment	165
			201-1 Direct economic value generated and distributed	Economic value retained (economic value generated less economic value distributed)	22,258	Group	-

1. Gross income plus net gains on asset disposals.
2. Only includes income tax on profits accrued and taxes recognised during the period. The chapter on Community Investment provides additional information on the taxes paid.

GRI Standards: Topic-specific diclosures
Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
			201-2 Financial implications and other risks and opportunities due to climate change	Sustainable finance. Key metrics	Group	-
			201-3 Defined benefit plan obligations and other retirement plans	The liability for provisions for pensions and similar obligations at 2019 year-end amounted to EUR 6,358 million. Endowments and contributions to the pension funds in the 2019 financial year have amounted to EUR 364 million. The detail may be consulted in Auditor´s report and annual consolidated accounts.	Group	-
			201-4 Financial assistance received from government	The Bank has not received significant subsidies or public aids during 2019. The detail may be consulted in Auditor´s report and annual consolidated accounts.	Group	-
MARKET PRESENCE
Attracting and retaining talent / Diversity / Community investment	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Our strong corporate culture. Column “Page” of the GRI 201: Economic Performance.	-	-
			103-3 Evaluation of the management approach	Our strong corporate culture. Column “Page” of the GRI 201: Economic Performance.	-	-
		GRI 202: MARKET PRESENCE	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Key metrics.	Group	-
			202-2 Proportion of senior management hired from the local community	Key metrics . The Group Corporate Human Resources Model aims to attract and retain the best professionals in the countries in which it operates.	Group excluding USA	-
INDIRECT ECONOMIC IMPACT
Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Financial empowerment. Community investment.	-	-
			103-3 Evaluation of the management approach	Financial empowerment. Community investment.	-	-
		GRI 203: INDIRECT ECONOMIC IMPACT	203-1 Infrastructure investments and services supported	Supporting higher education. Community investment.	Group	-
			203-2 Significant indirect economic impacts	Supporting higher education. Community investment.	Group	-
PROCUREMENT PRACTICES
Ethical behaviour and risk management	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices.	-	-

124	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

GRI Standards: Topic-specific diclosures
Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Ethical behaviour and risk management	External	GRI 204: PROCUREMENT PRACTICES	103-3 Evaluation of the management approach	Responsible business practices.	-	-
			204-1 Proportion of spending on local suppliers	Responsible business practices.	Group	2
ANTI-CORRUPTION
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Corporate governance-transparency	Internal and External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2019 highlights. Our strong corporate culture. Responsible business practices.	-	-
			103-3 Evaluation of the management approach	2019 highlights. Our strong corporate culture. Responsible business practices.	-	-
		GRI 205: ANTI-CORRUPTION	205-1 Operations assessed for risks related to corruption	Risk management and control chapter	Group	-
			205-2 Communication and training about anti-corruption policies and procedures	Risk management and control chapter	Group	-
			205-3 Confirmed incidents of corruption and actions taken	Risk management and control chapter	Group	3

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
ANTI-COMPETITIVE BEHAVIOR
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2019 highlights. Our strong corporate culture. Responsible business practices and column “Page” of the GRI 206: Anti-competitive Behaviour.	-	-
			103-3 Evaluation of the management approach	2019 highlights. Our strong corporate culture. Responsible business practices and column “Page” of the GRI 206: Anti-competitive Behaviour.	-	-
		GRI 206: ANTI-COMPETITIVE BEHAVIOUR	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices
•
SCB ITALY received a fine of €135.000 after an Antitrust inspection on unfair commercial practices by the Italian Competition Authority (“ICA”), which found that Santander infringed the general ban on unfair practices under Art. 20 of the Italian Consumer Code. SCB submitted the appeal to the Administrative Tribunal of Lazio on November 22, 2019.
•
Administrative proceedings brought by the Portuguese Competition Authority (“PCA”) related to alleged involvement of the Bank in the exchange of sensitive information with its competitors. On September 9, 2019 the PCA issued its final decision on the case, considering there was competition law infringement by object, derived from commercially sensitive information exchange between most of the Portuguese banks, from 2002 to 2013, on real estate credit and credit to consumers and small businesses. 14 Portuguese banks were fined in amounts up to EUR 246 million. Santander Portugal and Banco Popular Portugal, SA  have been fined in the total amount of EUR 35,65 million A judicial appeal was lodged before the Competition Court (Tribunal da Concorrência, Regulação e Supervisão) on the 21st October 2019.
•
The Italian Competition Authority has imposed Banca PSA Italia a fine of EUR 6,077,606 as part of an investigation against the Captive Banks. for running an unlawful cartel from 2003 to April 2017, aimed at exchanging sensitive commercial information in the car financing market in Italy, in order to restrict competition for the sale of financed cars, in violation of Article 101 TFEU. Decision was appealed before the administrative court in 2019.
In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.
					Group	4
ENVIRONMENTAL STANDARDS
MATERIALS
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Sustainable finance. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Sustainable finance. Environmental footprint.	-	-

126	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Internal environmental footprint	Internal and external	GRI 301: MATERIALS	301-1 Materials used by weight or volume	Environmental footprint. Key metrics.	Group	5
			301-2 Recycled input materials used	The percentage of the environmentally-friendly paper consumption with respect to the total consumption is 85%. This percentage includes both recycled and certified paper.	Group	5
			301-3 Reclaimed products and their packaging materials	Not applicable due to the type of Group financial activity.	Group	-
ENERGY
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Sustainable finance. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Sustainable finance. Environmental footprint.	-	-
		GRI 302: ENERGY	302-1 Energy consumption within the organization	Environmental footprint. Key metrics.	Group	5
			302-2 Energy consumption outside of the organization	Key metrics.	Group	5
			302-3 Energy intensity	Key metrics.	Group	5
			302-4 Reduction of energy consumption	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available.	Group	-
			302-5 Reductions in energy requirements of products and services	Not applicable due to the type of Group financial activity.	Group	-
WATER
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Sustainable finance. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Sustainable finance. Environmental footprint.	-	-
		GRI 303: WATER	303-1 Water withdrawal by source	Environmental footprint. Key metrics.	Group	5
			303-2 Water sources significantly affected by withdrawal of water	Not applicable due to the type of Group financial activity.	Group	-
			303-3 Water recycled and reused	Not applicable due to the type of Group financial activity.	Group	-

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
BIODIVERSITY
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 304: BIODIVERSITY	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Not material	Group	-
			304-2 Significant impacts of activities, products, and services on biodiversity	Not material	Group	-
			304-3 Habitats protected or restored	Not material	Group	-
			304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	Not material	Group	-
EMISSIONS
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Sustainable finance. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Sustainable finance. Environmental footprint.	-	-

128	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Internal environmental footprint	Internal and external	GRI 305: EMISSIONS	305-1 Direct (Scope 1) GHG emissions	Environmental footprint. Key metrics.	Group	5
			305-2 Energy indirect (Scope 2) GHG emissions	Environmental footprint. Key metrics.	Group	5
			305-3 Other indirect (Scope 3) GHG emissions	Environmental footprint. Key metrics.	Group	5
			305-4 GHG emissions intensity	Key metrics.	Group	5
			305-5 Reduction of GHG emissions	An specific analysis of cause and effect relation for the implemented measures and of the obtained reduction is not available.	Group	-
			305-6 Emissions of ozone-depleting substances (ODS)	Not applicable due to the type of Group financial activity.	Group	-
			305-7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not applicable due to the type of Group financial activity.	Group	-
EFFLUENTS AND WASTE
Internal environmental footprint	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Sustainable finance. Environmental footprint.	-	-
			103-3 Evaluation of the management approach	Sustainable finance. Environmental footprint.	-	-
		GRI 306: EFFLUENTS AND WASTE	306-1 Water discharge by quality and destination	Not applicable due to the type of Group financial activity.	Group	-
			306-2 Waste by type and disposal method	Environmental footprint and Key metrics.	Group	5
			306-3 Significant spills	Not applicable due to the type of Group financial activity.	Group	-
			306-4 Transport of hazardous waste	Not applicable due to the type of Group financial activity.	Group	-
			306-5 Water bodies affected by water discharges and/or runoff	Not applicable due to the type of Group financial activity.	Group	-
ENVIRONMENTAL COMPLIANCE

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices.	-	-
			103-3 Evaluation of the management approach	Responsible business practices.	-	-
		GRI 307: ENVIRONMENTAL COMPLIANCE	307-1 Non-compliance with environmental laws and regulations	Massachusetts Department of Environmental Protection (MA DEP) Remediation. The MA DEP alleged that SBNA, as title owner of a foreclosed residential property from 2013-2016, was required to remediate a contaminated ground well on the property. SBNA, without admitting liability, agreed to remediate the property. SBNA’s insurance carrier agreed to cover the cost of the remediation (approximately $100,000). In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	4
SUPPLIER ENVIRONMENTAL ASSESSMENT
Ethical behaviour and risk management	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices.	-	-
			103-3 Evaluation of the management approach	Responsible business practices.	-	-
		GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT	308-1 New suppliers that were screened using environmental criteria	Responsible business practices.	Group	2, 6
			308-2 Negative environmental impacts in the supply chain and actions taken	Responsible business practices.	Group	2, 6

130	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
SOCIAL STANDARDS
EMPLOYMENT
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and motivated team.	-	-
			103-3 Evaluation of the management approach	A talented and motivated team.	-	-
			401-1 New employee hires and employee turnover	A talented and motivated team. Key metrics.	Group	-
		GRI 401: EMPLOYMENT	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Benefits detailed in "A talented and motivated team" are regarding only full-time employees.	Group	-
			401-3 Parental leave	Not available	Group	-
LABOUR/MANAGEMENT RELATIONS
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 402: Labour/Management relations"	-	-
			103-3 Evaluation of the management approach	Column "Page" of the GRI 402: Labour/Management relations"	-	-
		GRI 402: LABOR/ MANAGEMENT RELATIONS	402-1 Minimum notice periods regarding operational changes	Santander Group has not established any minimum period to give prior notice relating to organisational changes different from those required by law in each country.	Group	-
OCCUPATIONAL HEALTH AND SAFETY
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and motivated team. Column "Page" of the GRI 403: Occupational Safe and Safety.	-	-
			103-3 Evaluation of the management approach	A talented and motivated team. Column "Page" of the GRI 403: Occupational Safe and Safety.	-	-

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Attracting and retaining talent / Diversity	Internal	GRI 403: OCCUPATIONAL HEALTH AND SAFETY	403-1 Workers representation in formal joint management–worker health and safety committees	In Banco Santander S.A, the percentage of workforce represented in the Health and Safety Committee in 100%.	Banco Santander S.A. and SCF	-
			403-2 Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	A talented and motivated team. Key metrics.	Group	-
			403-3 Workers with high incidence or high risk of diseases related to their occupation	There have not been identified work posts with high risk of disease	Group	-
			403-4 Health and safety topics covered in formal agreements with trade unions	A talented and motivated team.	Group	-
TRAINING AND EDUCATION
Attracting and retaining talent / Diversity	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and motivated team. “Page” of the GRI 404: Training and education.	-	-
			103-3 Evaluation of the management approach	A talented and motivated team. “Page” of the GRI 404: Training and education.	-	-
		GRI 404: TRAINING AND EDUCATION	404-1 Average hours of training per year per employee	A talented and motivated team. Key metrics.	Group	-
			404-2 Programs for upgrading employee skills and transition assistance programs	Banco Santander in Spain offers programmes for skills management and lifelong learning that support the employability of their employees once they have finished their carrers or have been affected by collective redundancies. A talented and motivated team. Key metrics.	Group	-
			404-3 Percentage of employees receiving regular performance and career development Omissions	A talented and motivated team. Regular performance and career development Omissions are received by the 100% of the employees.	Group	-
DIVERSITY AND EQUAL OPPORTUNITY
Attracting and retaining talent / Diversity / Incentives tied to ESG criteria	Internal	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and motivated team.	-	-
			103-3 Evaluation of the management approach	A talented and motivated team.	-	-

132	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Attracting and retaining talent / Diversity / Incentives tied to ESG criteria	Internal	GRI 405: DIVERSITY AND EQUAL OPPORTUNITIES	405-1 Diversity of governance bodies and employees	A talented and motivated team. Responsible business practices. Key metrics. Corporate governance chapter.	Group	-
			405-2 Ratio of basic salary and remuneration of women to men	A talented and motivated team.	Group	-
NON-DISCRIMINATION
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	A talented and motivated team.	-	-
			103-3 Evaluation of the management approach	A talented and motivated team.	-	-
		GRI 406: NON-DISCRMINATION	406-1 Incidents of discrimination and corrective actions taken	A talented and motivated team. Risk management and control chapter.	Group	-
FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 407: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Not material	Group	-
CHILD LABOR
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 408: CHILD LABOR	408-1 Operations and suppliers at significant risk for incidents of child labor	Not material	Group	-

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
FORCED OR COMPULSORY LABOR
Not material	Not applicable	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	Not material	-	-
			103-2 The management approach and its components	Not material	-	-
			103-3 Evaluation of the management approach	Not material	-	-
		GRI 409: FORCED OR COMPULSORY LABOR	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Not material	Group	-
SECURITY PRACTICES
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 410: Security Practices.	-	-
			103-3 Evaluation of the management approach	Column "Page" of the GRI 410: Security Practices.	-	-
		GRI 410: SECUTIRY PRACTICES	410-1 Security personnel trained in human rights policies or procedures	Santander requires to its Safety Services suppliers during the hiring process compliance with Human Rights Regulations	Banco Santander S.A.	-
RIGHTS OF INDIGENOUS PEOPLES
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 411: Rights of Indigenous People	-	-
			103-3 Evaluation of the management approach	Column “Page” of the GRI 411: Rights of Indigenous People.	-	-
		GRI 411: RIGHTS OF INIDGENOUS PEOPLE	411-1 Incidents of violations involving rights of indigenous people	The Bank ensures, through social and environmental risk assessments in their financing operations under the Equator Principles, that no violations of the indigenous peoples’ rights occur in such operations. In 2019, a total of 46 operations were evaluated in this respect.	Group	7
HUMAN RIGHTS ASSESSMENT
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Column "Page" of the GRI 412: Human Rights assessment	-	-
			103-3 Evaluation of the management approach	Column "Page" of the GRI 412: Human Rights assessment	-	-

134	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	External	GRI 412: HUMAN RIGHTS ASSESSMENT	412-1 Operations that have been subject to human rights Omissions or impact assessments	All the Bank’s financing operations under the Equator Principles are subject to social and environmental risk assessments (which includes human rights aspects). In 2019, a total of 46 operations were evaluated in this respect.	Group	7
			412-2 Employee training on human rights policies or procedures	Not available	Group	-
			412-3 Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	The Third-party Certification policy was updated in 2019. This policy includes an annex with the “principles of responsible conduct for suppliers”. These principles are mandatory for all the Bank’s suppliers and include, among others, human rights aspects.		8
LOCAL COMMUNITIES
Community investment	External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.		-
			103-2 The management approach and its components	Financial empowerment, Supporting higher education, Community investment and Sustainable finance		-
			103-3 Evaluation of the management approach	Financial empowerment, Supporting higher education, Community investment and Sustainable finance		-
		GRI 413: LOCAL COMMUNITIES	413-1 Operations with local community engagement, impact assessments, and development programs	Financial empowerment, Supporting higher education, Community investment. The Santander Group has several programmes in its ten main countries aim to encourage development and participation of local communities, in which it is carried out an assessment on people helped, scholarships given through agreement with Universities, among others. Moreover, in the last years the Group has developed different products and services offering social and/or environmental added value adapted to each country where Santander develops its activities.	Group	-
			413-2 Operations with significant actual and potential negative impacts on local communities	Not available	Group	-
SUPPLIER SOCIAL ASSESSMENT

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Control and management of risks, ethics and compliance	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices.	-	-
			103-3 Evaluation of the management approach	Responsible business practices.	-	-
		GRI 414: SUPPLIER SOCIAL ASSESSMENT	414-1 New suppliers that were screened using social criteria	Responsible business practices.	Group	2, 6
			414-2 Negative social impacts in the supply chain and actions taken	Responsible business practices.	Group	2, 6

136	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
PUBLIC POLICY
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2019 highlights,Our strong corporate culture. A talented and motivated team. Responsible Business Practices. and column “Page” of the GRI 415: Public Policy.	-	-
			103-3 Evaluation of the management approach	2019 highlights,Our strong corporate culture. A talented and motivated team. Responsible Business Practices. and column “Page” of the GRI 415: Public Policy.	-	-
		GRI 415: PUBLIC POLICY	415-1 Political contributions	The vinculation, memebership or collaboration with political parties or with other kind of entities, institutions os associations with public purposes, as well as contributions or services to them, should be done in a way that can assure the personal character and that avoids any involvement of the Group, as indicated in Santander Group General Code of Conduct	Group	-
CUSTOMER HEALTH SAFETY
Products and services that are transparent and fair		GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices	-	-
			103-3 Evaluation of the management approach	Responsible business practices	-	-
		GRI 416: CUSTOMER HEALTH AND SAFETY	416-1 Assessment of the health and safety impacts of product and service categories	Responsible business practices. The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products.	Group	-
			416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	4
MARKETING AND LABELING
Products and services that are transparent and fair	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices	-	-
			103-3 Evaluation of the management approach	Responsible business practices	-	-

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
Products and services that are transparent and fair	Internal and external	GRI 417: MARKETING AND LABELING	417-1 Requirements for product and service information and labeling	Responsible business practices. The Commercialisation Committee evaluates potential impact of all products and services, previously they are launched onto the market. These impacts include, among others, clients security and compatibility with other products. In addition, the Bank is member of the Association for Commercial Self- Regulation (Autocontrol) assuming the ethical commitment to be responsible regarding the freedom of commercial communication	Group	-
			417-2 Incidents of non-compliance concerning product and service information and labeling
•
Sanction procedure opened on 2015 by the Ministry of Economy and Competitiveness for the violation of the Securities Market Law, in particular, for methodological deficiencies in the convenience questionnaire and the failure to carry out the appropriate warnings both in non-convenient and non-convenient operations evaluated by the former Banco Popular. Fine of 1,000,000 euros.
•
A fine of 4.5 million euros imposed by Bank of Spain for breaches relating to the content and delivery of contractual and pre-contractual information of contracts with mortgage guaranty and in relation to the collection of commissions and roundings, by the former Banco Popular. The sanction was notified on 5th November 2018 and confirmed by resolution on 24th may 2019. Appeal has been filed before the Administrative Court on 29th July 2019.
•
Fine of 6.4 million euros imposed by Bank of Spain relating to the content and delivery of contractual and pre-contractual information of contracts with mortgage guaranty, and in relation to the collection of commissions and roundings. Final resolution notified on 29th March 2019 and has become non appealable.
•
Sanction procedure opened on 2015 by the Ministry of Economy and Competitiveness, for the violation of the Securities Market Law, by the former Banco Popular: (i) not to act with transparency and diligence and in the interest of the clients having charged commissions not adjusted to the rules (ii) recommend to clients financial instruments not adjusted to their investment objectives or to their experience and knowledge. Dismissed judgment of the National Court notified on September 30, 2019. Appeal filed before the Supreme Court.
•
Sanction procedure opened by the Junta de Andalucía in 2015 for the introduction of allegedly abusive clauses in contracts. Unfavorable judgment rendered on 20th December 2019. The judgment has become non appealeable. The fine imposed amounts to EUR 400,000
Moreover, the information regarding litigation and the Group's other contingencies is provided in the auditor's report and annual accounts.
					Group	4
			417-3 Incidents of non-compliance concerning marketing communications	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	4

138	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	GRI Standard	Disclosure	Page	Scope	Omission
CUSTOMER PRIVACY
Measures taken for customer satisfaction	Internal and External	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	Responsible business practices	-	-
			103-3 Evaluation of the management approach	Responsible business practices	-	-
		GRI 418: CUSTOMER PRIVACY	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	4
SOCIOECONOMIC COMPLIANCE
Products and services that are transparent and fair / Ethical behaviour and risk management	Internal and external	GRI 103: MANAGEMENT APPROACH	103-1 Explanation of the material topic and its boundary	What our stakeholders tell us and column "Material aspect boundary" of GRI Content Index.	-	-
			103-2 The management approach and its components	2019 highlights,Our Strong corporate culture. A talented and motivated team. Responsible business practices. and column “Page” of the GRI 419: Socioeconomic Compliance.	-	-
			103-3 Evaluation of the management approach	2019 highlights,Our Strong corporate culture. A talented and motivated team. Responsible business practices. and column “Page” of the GRI 419: Socioeconomic Compliance.	-	-
		GRI 419: SOCIOECONOMIC COMPLIANCE	419-1 Non-compliance with laws and regulations in the social and economic area	The Bank has not received final sanctions for this concept. In addition, information on litigation and other Group contingencies can be found in Auditor’s report and annual consolidated accounts.	Group	4

GRI Standards - financial services sector disclosures
Identified material aspect	Material aspect boundary	G4 Standard	Disclosure	Page	Scope	Omission
FINANCIAL SERVICES SECTOR DISCLOSURES
PRODUCT PORTFOLIO
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and services offering social and environmental added value	Internal and external	FS1	Policies with specific environmental and social components applied to business lines	Principles and governance, Responsible business practices and Analysis of environmental and social risks.	Group	-
		FS2	Procedures for assessing and screening environmental and social risks in business lines	Principles and governance, Responsible business practices and Analysis of environmental and social risks.	Group	-
		FS3	Processes for monitoring clients´ implementation of and compliance with environmental and social requirements included in agreements of transactions	Principles and governance, Responsible business practices and Analysis of environmental and social risks.	Group	-
		FS4	Process(es) for improving staff competency to implement the environmental and social policies and procedures as applied to business lines	Sustainable finance. Additionally, to raise awareness and transmit the policies content, the Bank has continued with its employee training and awareness campaigns. The latest was a video tutorial explaining the process of adaptation for the sector-specific policies and involving those from the Bank who are ultimately responsible for this area.	Group	-
		FS5	Interactions with clients/ investees/business partners regarding environmental and social risks and opportunities	2019 highlights. Shareholder value. Risk and management control chapter.	Group	-
		FS6	Percentage of the portfolio for business lines by specific region, size (e.g. micro/ SME/large) and by sector	Responsible business practices. Meeting the needs of everyone i n society.	Group	-
		FS7	Moneraty value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	Meeting the needs of everyone in society. Sustainable finance.	Group	-
		FS8	Monetary value of products and servicies designed to deliver a specific environmental benefit foir each business line broken down by purpose	Meeting the needs of everyone in society. Sustainable finance.	Group	-

140	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Identified material aspect	Material aspect boundary	G4 Standard	Disclosure	Page	Scope	Omission
AUDIT
Ethical behaviour and risk management / Compliance and adapting to regulatory changes	Internal and external	FS9	Coverage and frequency of audits to assess implementation of environmental and social policies and risk assesment procedures	The Group's Internal Audit area carries out a biennial review of the sustainability function to evaluate, among other aspects, the degree of compliance with social and environmental responsibility policies, which includes both the review of the Equator Principles and additional risk assessment procedures on specific sectors. In addition, in 2019 the first review of the governance and procedures applied by the corporate function of Responsible Banking was carried out.	Group	-
ACTIVE OWNERSHIP
Ethical behaviour and risk management / Compliance and adapting to regulatory changes / Products and services that are transparent and fair / Products and servicies offering social and environmental added value	Internal	FS10	Percentage and number of companies held in the instituition´s portfolio with which the reporting organization has interacted on environmental or social issues	Analysis of environmental and social risks	Group	7
		FS11	Percentage of assets subject to positive and negative environmental or social screening	Analysis of environmental and social risks	Group	7
		FS12	Voting policy(ies) applied to environmental or social issues for shares over which the reporting organization hold the right to vote shares or advises on voting	The Santander Group has no voting policies relating to social and/or environmental matters for entities over which acts as an advisor. The Santander Employees Pension Fund does have a policy of formal vote in relation to social and environmental aspects, for shareholder meetings of the entities over which it has voting rights	Group	-
		FS13	Access points in low-populated or economically disadvantaged areas by type	Financial inclusion and empowerment	Group	-
		FS14	Initiatives to improve access to financial servicies for disadvantaged people	Financial inclusion and empowerment, sustainable finance and Key metrics.	Group	-
		FS15	Policies for the fair design and sale of financial products and servicies	Responsible business practices	Group	-
		FS16	Initiatives to enhance financial literacy by type of beneficiary	Responsible business practices	Group	-
1. The indicator is not reported because it is confidential information. 2.  Data refers exclusively to centralised purchases data in Aquánima. 3.  Information is provided on the total number of complaints conflicts of interest and corruption 4. Information is provided for claims of any type and over €60,000 that may have a significant reputational impact on the Group and/or that there is an accounting provision because it may materialize in the short, medium or long term. 5.  The scope and limitations of this indicator are described on Key Metrics. 6.  Only total amount of approved suppliers is included.  7.  Information is only provided on the number of project finance deals of Santander’s Bank, which have been analysed regarding social and environmental risks in Equator Principles’ frame.  8.  Only qualitative information is disclosed.  9.  Information is provided on programmes and their direct impacts of the ten main countries of the Group, instead on centres.

[This page has been left blank intentionally]

142	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

143

[This page has been left blank intentionally]

144	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

145

Corporate
governance
a

146	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

1.	Overview of corporate governance in 2019
Structure of our corporate governance report
On 12 June 2018, the Spanish National Securities Market Commission (CNMV) approved new formats for the annual corporate governance and remuneration reports Spanish companies are required to submit and, more importantly, allowed companies to draft their reports in a free format.
As in 2018, the 2019 corporate governance report in this chapter of the annual report follows a free format. Using such free format allows this 2019 corporate governance report to include in one single document content that was previously included in at least five different documents.
The information below is provided to understand how this chapter is organised and how it relates to the documents we published before 2018. This chapter and report:

•	Merges (1) the summary content on corporate governance that we typically included in the annual report and (2) the legally required content for the corporate governance report itself;

•	Includes the content that was previously set out in the reports on the activities of the board of directors’ committees (see sections 4.5, 4.6, 4.7 and 4.8);

•	Includes (1) the annual report on directors’ remuneration that we are required to prepare and submit to a consultative vote at our 2020 annual general shareholders’ meeting (AGM) (see section 6

'Remuneration') and (2) our directors’ remuneration policy (see section 6.4 'Directors remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders');

•
Provides in section 9.1 'Reconciliation with the CNMV’s corporate governance report model' and section 9.4 'Reconciliation with the CNMV’s remuneration report model' cross references to where information can be found in this chapter or elsewhere in this annual report for each section of the corporate governance and remuneration reports in the CNMV's prescribed format; and

•
Provides in section 9.3 'Table on compliance with, and explanations of, recommendations on corporate governance' cross-references showing where the information supporting each response for all recommendations in the Spanish Corporate Governance Code for Listed Companies can be found in this 2019 corporate governance chapter or elsewhere in this annual report.

•
In addition, this 2019 corporate governance report includes reports on the activities of the responsible banking, sustainability and culture committee and of the innovation and technology committee (see sections 4.9 and 4.10).

1.1 Renewing the board
Continued improvement in the board's composition
Throughout 2019, we continued to renew and strengthen the board, reflecting our strong commitment to ensuring balance and diversity. This renewal was conducted in line with our policy for the selection, suitability assessment and succession of directors, reviewed by the board in February 2019, which replaced the target for 30% of women representation on the board, set in January 2016, to a new target to reach a 40-60% women representation by 2021. Additionally, in February 2020 we reinforced our process of succession planning for the board and we reviewed again said policy, which will be submitted for approval of the board in March 2020.
The main board changes in 2019 were as follows:

•
Mr Henrique de Castro was appointed independent director at our 2019 annual general shareholders' meeting (2019 AGM). He filled the vacancy left by independent director Mr Juan Miguel Villar Mir on 1 January 2019.

Mr Henrique de Castro brings to the board his sound experience in the technological and digital industry along with significant experience in the US market, which he acquired through top positions held in companies such as Yahoo! Inc. and Google, Inc. For more information see section 4.1 'Our directors'.

•
Mrs Pamela Walkden was appointed independent director on 29 October 2019 through co-option. She filled the vacancy left by independent director Mr Carlos Fernández González. The ratification of her appointment has been submitted by the board of directors to our 2020 annual general shareholders' meeting (2020 AGM). See section 3.6 'Our coming 2020 AGM'.

Mrs Pamela Walkden brings to the board greater gender and geographic diversity, as well as a broad international experience in the banking industry and audit , as she has held a number of senior management positions at Standard Chartered Bank over a period of nearly 30 years. With her appointment, we achieved our gender equality target established in the policy for the selection, suitability assessment and succession of directors more than one year ahead of the established target date. For more information see section 4.1 'Our directors'.

148	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•	Mr Rodrigo Echenique continues as a director but ceased to be vice chairman of the Board and to perform his executive functions on 1 May 2019.
The following changes have been proposed for 2020:

•
Mr Luis Isasi's appointment as a new external director has been proposed by the board of directors to the 2020 AGM to fill the vacancy left by Mr Guillermo de la Dehesa, who notified his decision to resign as director with effects from the approval of Mr Isasi's election at the 2020 AGM. See section 3.6 'Our coming 2020 AGM'. It is expected that, along with his appointment as a director of the Bank, Mr Isasi is appointed non-executive chairman of Santander España.

Mr Luis Isasi has a strong track record in financial services, both in commercial and investment banking, and capital markets, having held executive positions in JP Morgan in New York and in First National Bank of Chicago in London. In 1987, he joined Morgan Stanley, where he was managing director of investment banking for Europe and chairman and country head in Spain. He brings to the board great experience from a wide range of sectors and international markets, as well as a strong institutional network within Spain.

•
Mr Sergio Rial's appointment as a new executive director has been proposed by the board of directors to the 2020 AGM to fill the vacancy left by Mr Ignacio Benjumea Cabeza de Vaca, who has notified his wish that his re-election as a director is not proposed to the approval of the AGM, as would be required under the Bylaws, and therefore to cease in his office as director, with effect as from the appointment and acceptance of Mr Rial become effective. See section 3.6 'Our coming 2020 AGM'.

Mr Sergio Rial joined the Group in 2015 as chairman of the board of directors of Banco Santander (Brasil), S.A. He is currently head of South America and CEO and vice chairman of Banco Santander (Brasil), S.A. Provides to the board extensive experience in the banking and financial sector, having held various executive positions,as well as a deep knowledge of the Latin American market, especially the Brazilian market. His previous experience in multinational groups in different geographical areas and sectors, such as Cargill Inc., Seara Foods or Marfrig Global Foods, also strengthens the international diversity of the board and provides a valuable vision on environmental and social issues. He currently serves as independent director of Delta Airlines Inc.

Renewal of the board
Changes	Stepping down from role	Taking up role
Independent directors	Mr Juan Miguel Villar Mir	Mr Henrique de Castro
	Mr Carlos Fernández	Mrs Pamela Walkden
External / executive directors	Mr. Rodrigo Echenique (as executive director)	Mr. Rodrigo Echenique (as other external director)
	Mr Guillermo de la Dehesa (other external director)	Mr Luis Isasi (other external director)
	Mr Ignacio Benjumea (other external director)	Mr Sergio Rial (executive director)

Board committees
The board has made changes to the composition of its committees, in order to continue strengthening their functioning and support to the board in their respective areas of action, according to the best international practices and internal rules and regulations.
The changes effected in 2019 are the following:

•	Executive committee: Mr Rodrigo Echenique left the committee on 1 May 2019, which resulted in the percentage of independent directors in the committee increasing to 42.8%.

•
Audit committee: Mr Henrique de Castro and Mrs Pamela Walkden became members on 21 and 29 October 2019, respectively. Mrs Walkden filled the vacancy left by Mr Carlos Fernández. Therefore, the number of committee members has increased from four to five, all of whom are independent directors.

•
Appointments committee: Mr Rodrigo Echenique and Ms Esther Giménez-Salinas i Colomer became members on 1 May 2019 and 29 October 2019, respectively. Ms Esther Giménez-Salinas i Colomer filled the vacancy left by Mr Carlos Fernández. The number of committee members has increased from four to five.

•	Remuneration committee: Mr Henrique de Castro became a member of the committee on 29 October 2019. He filled the vacancy left by Mr Carlos Fernández.
These appointments in the appointments and remuneration committees further differentiated their composition, in line with best practice.

•	Innovation and technology committee: Mr Henrique de Castro became a member of the committee on 23 July 2019.
1.2 Responsible banking as a cornerstone of our corporate governance
Responsible banking has been a key priority in the agenda of our corporate governance during 2019 and will continue to be in the future.
The responsible banking, sustainability and culture committee has a key role in guaranteeing that we have a responsible and sustainable governance and in ensuring that all of our business practices are sound and consistent.
In particular, and in coordination with steering groups on culture and on inclusive and sustainable banking, respectively, in 2019 the committee focused on the two challenges it identified and formulated in September 2018:

•	Adapt to the new business environment with the necessary culture, skills, governance, digital and business practices to meet our stakeholders´expectations and do our job with the highest standards.

•	Support an inclusive and sustainable growth that helps businesses to create new jobs and eases access to finance, supporting the low-carbon economy and fostering sustainable consumption.
The responsible banking public commitments that we announced in July 2019, in the context of the above mentioned two challenges, drive the responsible banking, sustainability and culture committee's agenda. In particular, with regard to the challenge to adapt to the new business environment, we have already achieved our commitment to have a representation of women on the board between 40 and 60%. In addition, our succession policy for managerial roles throughout the Group, updated by the board on 27 February 2020, considers diversity as a priority, which puts us in an excellent position to achieve the commitment of having 30% of leadership positions held by women by 2025. Those commitments are covered in the chapter 'Responsible banking'.
The conviction that strong corporate values are essential means to keep working to strengthen our Simple Personal and Fair culture: what we name The Santander Way. At the same time, our purpose of helping people and businesses prosper defines the Group's progress towards our goal of being a responsible bank.
With regard to climate change, one of the most important challenges of this era, we have based our strategy on two main lines of action: reducing our own environmental footprint and supporting our customers to help them transition towards a low carbon economy.

All our activity is guided by policies, principles and frameworks to ensure we behave responsibly in everything we do. These policies are updated on a yearly basis. In 2019, the board, supported by the responsible banking, sustainability and culture committee, reviewed and updated our responsible and sustainable corporate policies, taking into account the latest recommendations and best practices at international level, also ensuring consistency across the Group.
Likewise, in 2020 we will consider the progress in meeting our key public commitments in responsible banking as a qualitative adjustment criterion for senior management's remuneration. See section 6 'Remuneration'.
The 2018 consolidated statement on non-financial information was verified by an external auditor and submitted for approval to the 2019 AGM receiving a high level support from our shareholders (see section 3.4 '2019 AGM'). This demonstrates the quality of disclosure and the importance we place on engagement with our stakeholders and on ensuring that the messages in responsible banking, environmental, social and governance (ESG) are well understood by them.
For further information see section 4.9 'Responsible banking, sustainability and culture committee activities in 2019´ and the 'Responsible banking' chapter.
1.3 Achieving our 2019 priorities
The 2018 annual report disclosed our corporate governance goals and priorities for 2019. The following chart describes how we have delivered on each priority.

2019 goals	How we have delivered
Responsible banking
Responsible banking will be a higher priority than ever. Our culture and corporate values are essential for long term value creation. For these purposes we will focus on:
•
Overseeing our business practices to ensure they are sound and responsible and how we engage with all our stakeholders.
•
Strong governance in decisions relating to sustainability and responsible banking, as well as transparency and disclosure of our non-financial information (environmental, social, prevention of corruption and bribery, ethics, etc.) will also be key matters for the responsible banking, sustainability and culture committee.

As we mentioned in section 1.2 'Responsible banking as a cornerstone of our corporate governance', the responsible banking, sustainability and culture committee, highly supported by our active culture and inclusive and sustainable banking steerings groups, had a key role in the responsible banking agenda during 2019.
These efforts in responsible business practices have been recognised by the Dow Jones Sustainability Index, which has acknowledged Santander as the most sustainable bank in the world.
Our high standard of transparent disclosure has been ascertained by our stakeholders through the publication in July 2019 of our commitments to adapt ourselves to the new business environment and to support an inclusive and sustainable growth that powers and funds investment in green energy.
Guiding principles in responsible banking have been established for our subsidiaries to ensure that the agenda is embedded across the Group.

Strategy
In the complex environment of today´s financial markets, the success of the Bank requires:
•
Understanding that innovation and digital/technological transformation are a catalyst in our business model and strategy, turning the challenges of technology into opportunities.
•
A close monitoring of emerging and geopolitical risks.

In 2019, the board and committees' forward-looking agendas were reviewed to ensure appropriate scheduling and time allocation to business strategy. The result has been shared with all the committee chairs to implement as appropriate.
Our main strategic lines relating to the digital transformation were discussed, together with other topics, at the Board Strategy Day and were also included in the monthly reports provided by the executive chairman to the board during 2019.
Moreover, periodic risk reports, covering not only idiosyncratic risks of the Group, but those arising from macroeconomic trends, including emerging and strategic risks, have been regularly submitted to, and monitored by, the board.
Group-wide strategy and digitalization were also supervised by the board during 2019.

150	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

2019 goals	How we have delivered
Engagement with investors and other stakeholders
Engagement with investors and other stakeholders, by:
•
Providing tailored feedback to all of stakeholders under the leadership of the lead independent director with one-to-one meetings, and meeting their expectations with transparency and reliability. Listening and giving voice to investors will increase the Bank's long term returns.
•
Leveraging on the implementation of the European Union shareholders’ rights directive and other legislation to enhance and encourage stakeholder relations.

On 27 February 2020 the board of directors approved an update of the policy on communication and engagement with its shareholders and investors.
In 2019, we performed, among others, the following activities to meet investors and other stakeholders needs and expectations:
•
Our lead independent director maintained regular contact with investors, particularly during the months prior to the AGM, which allowed us to gather their insights and know their concerns, especially with respect to corporate governance.
•
Our Investors Relations department was in constant contact with the institutional investors and analysts, seeking direct contact to enable discussion on shareholder value creation and improvements made to governance, remuneration structures and sustainability matters. See section 3.1 'Shareholder engagement'.
The proposals for the transposition in Spain of the referred European directive on shareholders' rights, which is still pending, have been monitored, with no significant changes in the Group's practices having been identified so far.

Diversity in the boardroom
A strong and unbreakable commitment to broader diversity will remain a focus for the board and the appointments committee. The updated board skills and diversity matrix will allow any gender and/or other types of imbalance to be addressed. We believe that diversity is not a box to be ticked but a strategy for our success.

Full gender equality in the board of directors was achieved on 29 October 2019 with the appointment of Mrs Pamela Walkden, which enabled us to deliver on the target we had set for 2021 more than one year in advance.
With a view to driving gender diversity, all proposed appointments that are submitted to the appointments committee are now accompanied by a diversity impact analysis as part of the suitability assessment, according to the policy for the selection, suitability and succession of directors. This ensures that diversity is considered a priority in our appointment and succession processes and in all related decisions.
The Group subsidiaries remained also focused on board composition with a view to enhance gender diversity, in line with the target set by the Group.

Ongoing board and committees renewal
Ongoing board and committees renewal will remain a priority for the coming years so that the board and its committees have an appropriate and diverse composition, as well as a balanced tenure.
Throughout 2019, significant work was carried out to ensure that the overall composition and skills of the board of directors and board committees are appropriate. Desired areas of experience were identified and incorporated into board succession and recruitment planning overseen by the appointments committee. Our policy for the selection, suitability assessment and succession of directors provides strong assurance about the appropriate composition of the board of directors.
The appointments of Mr Henrique de Castro and Mrs Pamela Walkden have further strengthened the board and audit committee's international diversity and brings sound experience in technological, digital and banking industries, and a significant audit background. The appointment of Mr Luis Isasi and Mr Sergio Rial that will be submitted to our next AGM will also strengthen financial industry, international and institutional experience within the board.
Section 1.1 'Renewing the board' describes all the changes and improvements made to the composition of the board and the board committees.
In addition, the tenure of board members remained a key area of focus, ensuring that an appropriate balance between board renewal, continuity and stability was achieved.

Compensation effectiveness
The board and the remuneration committee will continue to focus on shaping compensation structures and schemes for our executives, according to our corporate culture and values, while driving them towards alternative performance metrics.

As part of the annual process, in 2019 the remuneration committee reviewed compensation effectiveness based on the alignment with the corporate culture and values, and with shareholders, employees, applicable regulations, risk and market practice. This backdrop supported the launch in 2019 of new incentive schemes designed to support the ongoing transformation of the Bank and the new business models, and to compete for talent, such as the digital transformation award approved by the 2019 AGM.

1.4 Continued improvement in
corporate governance
We keep strengthening our corporate governance framework and will further improve its soundness and effectiveness in the coming years. This is key to successfully fulfilling our mission to become a more responsible bank and to tackle the many challenges that face us in today's digital environment.
That is why, on top of delivering on the priorities set in 2019, we have continued to work to keep improving our corporate governance:

•
Greater transparency: As mentioned in the 'Introduction' to this annual report and in the introduction of this Corporate governance chapter, in 2019 we took a significant leap forward in terms of improved disclosure, including in relation to corporate governance. This allowed us to use the 2018 annual report as the basis to prepare our Form 20-F for 2018 filed with the Securities Exchange Commission (SEC) in 2019 and our share registration document filed with the CNMV also in 2019.

•
New committee reports: In line with the desire to provide greater transparency, this corporate governance report provides for the first time reports for the responsible banking, sustainability and culture, and the innovation and technology committees (in addition to the reports of the audit, appointments, remuneration and risk supervision, regulation and compliance committees). See sections 4.9 and 4.10, respectively.

•
Increased focus on shareholder engagement: The Bank has always recognized the importance of engagement with its shareholders and investors. To further increase the focus on such engagement we have updated our policy on communication and engagement with shareholders and investors. See section 3.1 'Shareholder engagement'.

•
Improvements in succession processes: Succession planning is a key element of our good governance as it ensures orderly transitions in leadership and, at the same time, continuity and stability of the board. Based on our experience in succession for key functions, we have strengthened our succession policy for managerial roles throughout the Group, approving its updating by the board on 27 February 2020, and we will also strengthen our policy for the selection, suitability assessment and succession of directors, which its updating will be submitted for approval of the board in March 2020. To that purpose, we retained an independent advisor that ensured compliance with the highest standards.

The changes implemented aim to ensure that we build strong talent pipelines for each function, with the required talent in each case, and to establish diversity as a priority. The process encompasses a yearly activity cycle with well-defined methodology and timelines and a clear allocation of responsibilities, ensuring appropriate involvement of management. For each position included in the process, the strength of the pipeline is determined based on the number and readiness of the suitable candidates, and development and training plans are defined where required. The process includes specified risk-based effectiveness indicators that are analysed on a yearly basis, and provides for regular final monitoring and reporting to the board.
In 2019, succession plans were set for 301 roles throughout the Group, up from 275 in 2018 and 212 in 2017. Out of the 31 critical positions which became vacant in 2019, 22 of them (71%) were filled with candidates identified in prior year succession plan. 86% of the positions covered by the plan have a strong succession pipeline, meaning that we have identified at least two successors who could potentially be immediately ready or one successor who could potentially be immediately ready and two successors who could potentially be ready in one to two years. See 'Election, renewal and succession of directors' in section 4.2.

•
Further insight into the skills of our directors: In our 2017 annual report we identified each director in our board skills matrix and in that of 2018 we further improved the matrix. This year we have added even more information in the committees skills and diversity matrix, which provides a clear view of the balance of skills, not only in the board, but in each board committee. See 'Committees skills and diversity matrix' in section 4.2. In addition, we have reinforced key skills attributed to each director in their profiles under section 4.1 'Our directors'.

1.5 Priorities for 2020
Our board’s priorities on corporate governance for 2020 are the following:

•	Santander share
In the creation of long-term value for shareholders, the board will supervise and support the management team in implementing our strategy so that total shareholder's return appropriately reflects the Group's solvency, results, corporate culture and sustainable growth.

•	Continued strength of succession pipeline
Succession planning will remain a key priority for 2020 so that it ensures that our pipeline of successors has strength in depth.  We will remain proactive in identifying successors, executing appropriate training plans where needed to ensure that any succession event can be dealt with effectively.  Our succession planning effectiveness indicators will continue to help us ensure that our efforts in this regard are delivering intended outcomes and that the risks implied in the succession of directors and other key roles are constantly supervised. Regular reporting to the board ensures its awareness of the process, its risks and its results.

•	Designing remuneration policies adapted to the new business environment
It is essential to implement remuneration structures and schemes for our executives that include environmental, social and governance-related performance indicators

152	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

that are simple, transparent, measurable, and aligned with the fulfilment of our public responsible banking commitments.
Ensuring that the remuneration policies are effective and adapted to our culture and corporate values, as well as to the expectations of the investors and other stakeholders, is essential to our strategy for sustainable growth.

•	Fostering communication with shareholders and investors as part of their engagement with the Group
Furthering our interaction and dialogue with investors through all the channels and engagement activities included in our policy on communication and engagement with shareholders and investors will facilitate the exercise of their rights, the communication of information according to their expectations and the creation of opportunities for them to participate in our corporate governance in an effective and long-term sustainable manner. This will be in accordance with the laws transposing the European directive on shareholders’ rights and its implementing regulation.
Maximising the dissemination and quality of the economic-financial information we make publicly available, in a transparent and effective manner, will help us retain long-term trust of our investors and society.

•	Strategy to address risks and opportunities arising from climate change
We will supervise fulfilment of our public climate change commitments, including environmental criteria in the Group’s governance and management of risks, and reporting the progress achieved in this area in a transparent manner.
Transition towards a green economy by financing sustainable projects, namely renewable energy projects that drive a low-carbon economy, and by supporting the development of sustainable and smart infrastructures, will be very important in the board’s agenda.

•	At the forefront of national and international best practices
As part of our commitment to continuously improve corporate governance, in 2020 we will keep monitoring the recommendations of supervisors and guidelines of national and international organisations, so that the functioning and internal regulations of our governing bodies are at all times aligned with best practice.
In particular, we will review the amendments to the Listed Companies’ Good Governance Code that may be approved, if any. Its first proposal is aligned with our corporate governance framework in matters such as communication and engagement with shareholders and investors, directors’ diversity and suitability assessment, the composition of the executive committee, the board’s organization and sustainability.

2. Ownership structure

•	Broad, widely distributed and well balanced shareholder base

•	A single class of shares

•	Authorised capital in line with best practices providing the necessary flexibility
2.1 Share capital
Our share capital is represented by ordinary shares with a par value of 0.50 euros each. All shares belong to the same class and carry the same rights, including in voting and dividends.
There are no outstanding bonds or securities convertible into shares, other than the contingent convertible preferred securities (CCPPS) referred to in the next section 2.2 'Authority to increase capital'.
At 31 December 2019, the Bank had a share capital of EUR 8,309,057,291 represented by 16,618,114,582 shares.
In 2019, the share capital was altered only once through the capital increase carried out on 10 September 2019 as the result of the public exchange offer for the acquisition of shares of Banco Santander México that the Group did not previously own. At this capital increase, which was approved at an extraordinary shareholders meeting (EGM) held on 23 July 2019, a total of 381,540,640 new shares representing 2.30% of the share capital at 31 December 2019 were issued. See section 3.5 '2019 EGM'.
We have a broad, widely distributed and balanced shareholder structure. At 31 December 2019, the total number of Santander shareholders was 3,986,093 and the distribution by type of investor, geographic origin and number of shares was as follows:

Shareholder distribution by type of investor
Type of investor	% of share capital
BoardA	1.08%
Institutional	60.39%
Retail	38.53%
Total	100%

A.
Shares owned or represented by directors. For further details on shares owned and represented by directors, see 'Tenure, committee membership and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by the CNMV'.

Shareholder distribution by continent
Continent	% of share capital
Europe	75.63%
Americas	22.97%
Rest of the world	1.40%
Total	100%

Shareholder distribution by number of shares
Shares	% of share capital
1-3,000	6.97%
3,001-30,000	18.62%
30,001-400,000	11.44%
Over 400,000	62.97%
Total	100%
2.2 Authority to increase capital
Under Spanish law, the authority to increase share capital rests with the general shareholder’s meeting (GSM). However, our GSM may delegate to the board of directors the authority to approve or execute capital increases. Our Bylaws are fully aligned with Spanish law, and do not establish any different conditions for share capital increases.
At 31 December 2019, our board of directors had been authorized by the GSM to approve or execute the following capital increases:

•
Authorised capital to 2021: At our 2018 AGM, the board was authorised to increase share capital on one or more occasions by up to EUR 4,034,038,395.50 (50% of capital at the time of the 2018 AGM or approx. 8,000 million shares representing approximately 48.14% of the share capital at 31 December 2019). This authority was granted for three years (i.e. until 23 March 2021).

The authority can be used for issuances for a cash consideration, with or without pre-emptive rights for shareholders, and for capital increases to back any convertible bonds or securities issued under the authority granted to the board by the 2019 GSM.
The issuance of shares without pre-emptive rights under this authority is capped at EUR 1,613,615,358 (20% of capital at the time of the 2018 AGM or approx. 3,227 million shares representing approximately 19.42% of the share capital at 31 December 2019). This limit is further reduced to 10% of the share capital in connection with capital increases to convert bonds or other convertible securities or instruments. As an exception, these limits for the issuance without pre-emptive rights do not apply to capital increases to allow the potential conversion of contingent convertible preferred securities (which can only be converted into newly-issued shares when the capital equity tier 1 (CET1) ratio falls below a pre-established threshold).

154	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

This authority has not been used to date except in connection with the issuances of CCPS of 8 February 2019 and 14 January 2020 mentioned below. The board of directors is proposing to have this authority renewed reducing the limit from 20% to 10% (with an increase only to reflect the amount of capital that has been increased since our 2018 AGM) at our 2020 AGM as it may expire before we hold our 2021 AGM. See section 3.6 'Our coming 2020 AGM'.

•
Capital increases approved for contingent conversion of CCPS: We have issued contingent convertible preferred securities that qualify as additional tier 1 instruments for regulatory capital purposes and which would convert into newly-issued shares if the CET1 ratio fall below a pre-established threshold. Each of these issuances is therefore backed by a capital increase approved under the authority to increase capital granted by the GSM to the board in force at the time of the CCPS issuance. The following chart shows the CCPS in circulation as at the date of this report, with details of the capital increases agreements. The execution of these capital increases is therefore contingent and has been delegated to the board of directors. The board of directors has the authority to issue further CCPS and other convertible securities and instruments pursuant to the approval granted by our 2019 AGM which allows the issuance of convertible instruments and securities up to EUR 10 billion or the equivalent thereof in another currency. Any capital increase to allow the conversion of any such CCPS or other convertible instruments or securities would be approved under the authority indicated under 'Authorised capital to 2021' in this section or any renewal of such authority.
Authority for scrip dividend: Our 2019 AGM approved a capital increase with a charge to reserves to allow the potential implementation of a scrip dividend (under the “Santander Dividendo Elección” scheme) as part of the remuneration for shareholders against the results of 2019. As indicated in section 3.3 'Dividend', the board of directors intends to implement such a scrip dividend against the results of 2019 but is doing so under a resolution submitted to our 2020 AGM as the existing authority will expire on 12 April 2020 and the scrip dividend will be executed after such date. In addition, the board of directors is proposing to have this authority renewed at our 2020 AGM to allow the potential implementation of a scrip dividend as part of the remuneration for shareholders against the results of 2020. See sections 3.3 'Dividend' and 3.6 'Our coming 2020 AGM'.

Issues of contingent convertible preferred securities
Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion	Maximum number of shares in case of conversion A
12/03/2014	EUR 1,500 million	6.25% for the first five years	If, at any time, the CET1 ratio of the Bank or the Group is less than 5.125%	345,622,119 B
11/09/2014	EUR 1,500 million	6.25% for the first seven years		299,401,197
25/04/2017	EUR 750 million	6.75% for the first five years		207,125,103
29/09/2017	EUR 1,000 million	5.25% for the first six years		263,852,242
19/03/2018	EUR 1,500 million	4.75% for the first seven years		416,666,666
08/02/2019	USD 1,200 million	7.50% for the first five years		388,349,514
14/01/2020	EUR 1,500 million	4,375% for the first six years		604,594,921

A.
The figure corresponds to the maximum number of shares that could be required to cover the conversion of the relevant CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any anti-dilution adjustments and the resulting conversion ratio).

B.
By means of material facts dated 9 and 15 January 2020, the Bank announced its irrevocable decision to carry out the voluntary early redemption of all of the outstanding CCPS on the next payment date of the corresponding distribution falling on 12 March 2020.

2.3 Significant shareholders
At 31 December 2019, no shareholder of the Bank individually held more than 3% of its total share capital (which is the significant threshold generally established under Spanish regulations for a significant holding in a listed company to be disclosed). While at 31 December 2019 certain custodians appeared in our register of shareholders as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of which exceeded that threshold individually. These custodians were State Street Bank and Trust Company (14.06%), The Bank of New York Mellon Corporation (8.12%), Chase Nominees Limited (6.38%), EC Nominees Limited (3.97%) and BNP Paribas (3.40%).

In addition, BlackRock Inc. had as of that date informed the CNMV of its significant holding of voting rights in the Bank (5.426%) but had noted in its communications that the corresponding shares were being held on behalf of a number of funds or other investment entities, none of which exceeded 3% individually.
Throughout 2019 BlackRock Inc. informed the CNMV of the following movements regarding its voting rights in the Bank: 6 February, increase above 5%, 17 April, decrease below 5%, 9 May, increase above 5% and, 23 October, decrease below 5%.
It should be noted that there may be some overlap in the holdings declared by the above mentioned custodians and asset manager.

At 31 December 2019, neither our shareholders registry nor the CNMV's registry showed any shareholder resident in a tax haven with a shareholding of 1% or higher of our share capital (which is the other threshold applicable under Spanish regulations).
Our Bylaws and Rules and regulations of the board provide for an appropriate system for analysing and approving related party transactions with significant shareholders. See section 4.12 'Related-party transactions and conflicts of interest'.
2.4 Shareholders’ agreements
In February 2006, a shareholders’ agreement was entered into by various persons linked to the Botín-Sanz de Sautuola y O’Shea family whereby a syndicate was created with respect to their Bank’s shares. CNMV was informed of the execution of this agreement and the subsequent amendments made by the parties, and this information can be found on CNMV website.
The main provisions of the agreement are the following:

•
Transfer restrictions: Except when the transferee is also a party to the agreement or the Fundación Botín, any transfer of the Bank’s shares expressly included in the agreement requires prior authorisation from the syndicate meeting, which may be granted or denied freely. These transfer restrictions apply to the shares expressly subject to it by virtue of the agreement and to those shares that are subscribed for or acquired by the members of the syndicate in exercise of any subscription, bonus share, grouping or division, replacement, exchange or conversion rights that pertain to, are attributed to or derive from those syndicated shares; and

•
Voting syndicate: Under the agreement, the parties undertake to syndicate and pool the voting rights attached to all their shares in the Bank, even those not subject to the restrictions on transferability referred above, so that these rights may be exercised, and, in general, the syndicate members will act towards the Bank in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation established by the syndicate. This syndication and pooling of voting rights covers not only the shares subject to the transfer restrictions referred above but also any voting rights attached to any other Bank shares held either directly or indirectly by the parties to the agreement, and any other voting rights assigned thereto by virtue of usufruct, pledge or any other contractual title, for as long as they hold those shares or are assigned those rights. For this purpose, representation of the syndicated shares is attributed to the chair of the syndicate, who shall be the chairman of the Fundación Botín (currently Mr Javier Botín-Sanz de Sautuola y O’Shea). Ms Ana and Mr Javier Botín-Sanz de Sautuola y O’Shea are siblings.

The initial term of the agreement ends on 1 January 2056, but it will be automatically extended for further 10-year periods unless terminated by one of the parties with six months prior notice before the end of the initial term or the end of one of the extension periods. The agreement may only be terminated in advance by unanimous agreement of all the syndicated shareholders.
At 31 December 2019, the parties of the shareholders' agreement held 93,453,560 shares in the Bank (representing 0.56% of its capital at that date), which were therefore subject to the above mentioned voting syndicate. Of this total, 77,220,357 shares in the Bank (0.46% of its capital at the end of 2019) were also subject to above mentioned transfer restrictions.
Subsection A.7 of section 9.2 'Statistical information on corporate governance required by the CNMV' contains the list of parties to the shareholders´ agreement and the identification of the material facts filed with CNMV in connection with the shareholders' agreement.
2.5 Treasury shares
Our current treasury share policy was approved by the board on 23 October 2014. The policy provides that treasury share transactions shall have the following objectives:

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
Trading in treasury shares was last authorised at our 2019 AGM. This authorisation permits the acquisition of treasury shares provided that the shares held at any point in time do

156	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

not exceed the legal limit provided for under the Spanish Companies Act (currently, 10% of the Bank’s share capital).
The authorization further requires that acquisitions are made at a price that is not lower than the nominal value of the shares and does not exceed the last trading price in the Spanish market for a transaction in which the Bank was not acting for its own account by more than 3%.
The aforementioned resolution also authorized the acquisition of shares to be held in treasury with the express possibility of executing share repurchases to reduce the number of shares in issue, should market conditions make such action advisable. Any such share repurchases may also be made in conjunction with a scrip dividend, should such a dividend be deemed appropriate.
The board of directors is proposing to have this authority renewed at our 2020 AGM. See section 3.6 'Our coming 2020 AGM'.
As at 31 December 2019, the Bank and its subsidiaries held 8,430,425 shares representing 0.051% of the share capital at that date (compared to 12,249,652 at 31 December 2018, representing 0.075% of our Bank’s share capital).
The following chart summarises the monthly average percentages of treasury shares between 2019 and 2018.

Monthly average percentages of treasury sharesA
% of the Bank’s share capital at month end
	2019	2018
January	0.07%	0.04%
February	0.02%	0.03%
March	0.01%	0.02%
April	0.01%	0.04%
May	0.02%	0.05%
June	0.02%	0.07%
July	0.02%	0.07%
August	0.03%	0.07%
September	0.04%	0.07%
October	0.04%	0.07%
November	0.05%	0.07%
December	0.05%	0.07%

A.	Monthly average of daily positions of treasury shares.
In 2019, trading of treasury shares by the Bank and its subsidiaries involved:

•	The purchase of 226,681,642 shares equivalent to a par value of EUR 113.3 million (cash amount of EUR 927.6 million) at an average purchase price of EUR 4.09 per share;

•	The sale of 230,500,869 shares equivalent to a par value of EUR 115.3 million (cash amount of EUR 947.4 million) at an average price of EUR 4.11 per share; and

•	A net loss for the Group of EUR 6,282,500 that has been recognised in the Group’s equity under shareholders’ equity-reserves.
The following chart reflects the significant changes in treasury stock during the year, which have been communicated to the CNMV.

Significant changes in treasury stock during 2019
Notification date	Total of acquired direct shares	Total of acquired indirect shares	Total % of share capital A
07/02/2019	156,794,393	6,103,283	1.00%
06/11/2019	149,243,500	21,297,685	1.03%

A.	Percentage calculated with the existing share capital at the date of the notification.
2.6 Stock market information
Markets
The Bank’s shares are listed on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia, with trading symbol SAN), the New York Stock Exchange (NYSE) (in the form of American Depositary Shares, 'ADS', with trading symbol SAN and where each ADS represents one share of the Bank), the London Stock Exchange (in the form of Crest Depositary Interests, 'CDI', with trading symbol BNC and where each CDI represents one share of the Bank), the Mexican Stock Exchange (with trading symbol SAN) and the Warsaw Stock Exchange (with trading symbol SAN).
Share price performance
The main markets improved during the year. In Spain, the Ibex 35 benchmark index increased by 11.8% and in Europe the DJ Stoxx 50 rose by 23.3%.
In a context of economic slowdown, the European banking sector was initially affected by the monetary policies of the main central banks, namely that of the European Central Bank (ECB), which delayed the increase of interest rates beyond 2020. The optimism arising in connection with a potential trade agreement between China and the USA raised market prices at the end of the year.
The main European banking benchmark index, DJ Stoxx Banks, increased by 8.2% while the MSCI World Banks increased by 16.4%. The Bank's shares closed 2019 at 3.73 euros per share, which represents a 6.1% decrease, also affected by some uncertainties in geographies where Santander operates such as Argentina, Chile, UK and Poland.
Market capitalisation and trading
As at 31 December 2019, Santander was the second largest bank in the Eurozone in terms of market capitalisation (EUR 61,986 million) and ranked 25th worldwide. During 2019, a total number of 19,334 million Santander shares were traded for a total cash amount of EUR 77,789 million, which is the highest figure of shares belonging to the Eurostoxx, with a liquidity ratio of 118%.

The Santander share
2019		2018
Shares (million)	16,618.1	16,236.6
Price (EUR)
Closing price	3.730	3.973
Change in the price	-6.1%	-27.5%
Maximum for the period	4.682	6.093
Date of maximum for the period	17/4/2019	26/1/2018
Minimum for the period	3.386	3.800
Date of minimum for the period	9/3/2019	27/12/2018
Average for the period	3.963	4.844
End-of-period market capitalisation (EUR million)	61,986	64,508
Trading
Total volume of shares traded (million)	19,334	19,040
Average daily volume of shares traded (million)	75.8	74.7
Total cash traded (EUR million)	77,789	95,501
Average daily cash traded (EUR million)	305,1	374,5

158	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3.	Shareholders. Engagement and shareholders meeting

•	One share, one vote, one dividend

•	No takeover defences in our Bylaws

•	High participation and engagement of shareholders in our AGM
3.1 Shareholder engagement
Policy on communication and engagement with
shareholders and investors
On 27 February 2020, the board of directors approved a review of the policy on communication and engagement with shareholders and investors, which underscores our commitment to transparency of information, communication and engagement with them and the capital markets in general.
The Bank's objectives are to ensure the alignment of the its interests with those of our shareholders, the creation of long-term share value, and to gain and retain the long-term trust of investors and society in general and, to that end:

•	We provide information to shareholders and investors that satisfies their expectations and aligns with our corporate culture and values.

•	To communicate and engage with them on an ongoing basis, ensuring that their views are considered by the senior management.
The policy applies to communication with shareholders and investors, and also with those agents to whom they look for advice, recommendations or orientation such as analysts (including financial and environmental, social and governance analysts), proxy advisors and rating agencies, as the interaction with those agents to be a vital part of communication and engagement with shareholders and investors.
The policy states the following principles for the Bank's engagement and communication with shareholders and investors:

•
Protection of rights and lawful interests of all shareholders, facilitating the exercise of their rights, sharing of information in their favour and the creation of opportunities for effective involvement in our corporate governance and the activities of the Bank effectively.

•	Equal treatment and non-discrimination, treating all investors equally.

•
Fair disclosure, ensuring that any information dealt with in the context of interactions with investors is disclosed in a transparent, truthful and balanced manner in accordance with applicable rules. All information that is deemed inside or relevant, in any manner shared with investors will have been previously disclosed except when applicable regulation provides otherwise.

•
Disclosure of information in a relevant manner. We address the information appropriate and relevant to our investor´s needs, aligning its reporting and disclosure with their expectations. We ensure that the information is presented in a rational and organised manner, tailored to shareholder, and that it is clear, comprehensible, concise and accurate

•
Compliance with statutory provisions and our corporate governance rules, and with the principles of cooperation and transparency with the competent regulatory or supervisory institutions, with due consideration at all times for the guidelines laid down by our Compliance and Conduct function. We pay particular attention to the rules on handling of insider and material information under applicable laws and regulations and our own regulations set out in our Code of Conduct in Securities Markets, the General Code of Conduct and the Rules and regulations of the board of directors.

The policy further describes:

•	The roles and responsibilities of the main bodies and functions within the Bank that participate in communication and engagement with shareholders and investors;

•	The channels for information disclosure to, and communication with, shareholders and investors; and

•	The types of engagement by the Bank with shareholders and investors, which are covered below.
The policy on communication and engagement with shareholders and investors is available to the general public on the Bank's website.
Engagement with shareholders in 2019
The following engagement activities have been carried out during the year putting into practice the above mentioned policy:

•
The annual general meeting. We consider our AGM as the most important annual corporate event for our shareholders. For that reason we strive to encourage the informed attendance and participation of our shareholders wherever they are based. See 'Participation of shareholders at the GSM' and 'Right to receive information' in section 3.2.
During the AGM the chairman reports, in sufficient detail, on the most relevant developments during the year of the Group's corporate governance, supplementing the corporate governance report, and addresses any questions that shareholders may pose during the course of the meeting in connection with the matters included in the agenda.
The chairmen of the audit, appointments and remuneration committees also report to the AGM on the tasks of those committees, supplementing the information on the committees' activities provided in this Corporate governance chapter.
Shareholders are entitled to attend the GSM either physically or remotely. We broadcast our GSMs live on our corporate website. This allows non-attending shareholders, other investors and stakeholders in general, to be fully informed of the discussions and results.
The record quorum and outstanding voting results in our 2019 AGM show the importance we put on engagement through our GSMs. See section 3.4 '2019 AGM'.
In 2019 we also held an EGM which had a very with a high quorum and a broad support to the proposals of resolutions submitted for approval. See section 3.5 '2019 EGM'.

•
Quarterly results presentations: Each quarter we hold a results presentation on the same day as the results' publication, which can be followed live, via conference call or webcast. The corresponding financial report and as well as presentation material are available to the public on the day in advance of the market opening. During the presentation, it is possible to ask questions or send them via email to: investor@gruposantander.com.

Our most recent event was the 2019 Results Presentation on 29 January 2020. During 2019, the first, second and third quarter results presentations took place on 30 April, 23 July and 30 October, respectively.

•
Investor and strategy days: We also organise investor and strategy days. In these events, our senior management lays out our strategy for investors and stakeholders in a broader context than what results presentations typically allow. These events also allow investors to have direct interaction with senior management and some of our directors, something we see as increasingly important and further underscore the strength of our governance. In line with the CNMV recommendations, announcements of meetings with analysts and investors and the documentation to be used at those meetings are published in advance by the Bank. Our last Investor Day took place on 3 April 2019 in London. The information made available during investor day is not incorporated by reference in this annual report nor otherwise considered to be a part of it.

•	Meetings and conferences: The Shareholders and Investor Relations team attends group or individual meetings with Investors at conferences arranged by third parties, discussing general or financial issues.
Without prejudice to the above principle of equal treatment and non-discrimination, our experience is that, when it comes to communicating with investors, one size does not fit all. Therefore, and as regards our investors (including, mainly the institutional, but also fixed-income investors, analysts and rating agencies) we tailor, among others, the following engagement activities to meet their needs and expectations:

•
Lead independent director engagement with key investors: Our lead independent director, Mr Bruce Carnegie-Brown, maintains regular contact with investors in Europe and North America, particularly during the months prior to our AGM, allowing us to gather their insights and to form an opinion about their concerns, especially in connection with our corporate governance. During 2019 and early 2020 he met with 38 investors, totalling 30% of share capital, in eight different cities. The contribution of our lead independent director to the incorporation of international best practices in our corporate governance, the development of relations with institutional investors and the provision of tailored feedback to them is highly valued by the other directors in our annual board self-assessment. The views received from investors are duly considered by the appointments committee..

•
Investor roadshows: Our Shareholders and Investors Relations department is in constant contact with our institutional investors and analysts, seeking direct contact to provide all-round discussion on shareholder value, improvements to governance and remuneration structures and sustainability matters.

During 2019 they had 3,507 contacts with 699 institutional investors in 60 locations. Those included 140 roadshows, 855 one-on-one meetings, 316 group meetings and 25 telephone calls. The team engaged with 41.8% of share capital, which is more than 70% of the capital held by institutional investors.
More than 800 communications were launched in 2019 to strengthen communication and transparency with our shareholders and investors, informing them about the Group's performance, results and Santander share.
We also offer other means of communication especially geared towards retail shareholders regardless of the size of their stake:

•
Shareholder and Investor Relations team, as part of our exercise of openness towards our retail shareholders, during 2019 had 1,739 contacts in 97 locations, including 322 forums and meetings in which they were informed about the latest results and the Group´s strategy and the evolution of the share . Our Shareholders team has personally attended to 16,428 shareholders representing 8.2% of the Bank´s share capital in roadshows and one-on-one group meetings.

In addition, in 2019, responded to 133,939 queries received via our shareholder and investor helplines, mailboxes, WhatsApp and one-on-one meetings held through the Virtual Customer Channel. Achieved a 96% recommendation of the attention service obtained.

160	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Lastly, in 2019, 40,924 shareholder and investor opinions were received through quality surveys and studies.
Communication with proxy advisors and other analyst and influencers
Lastly, as indicated above, we have always recognised the value that our investors place on having an open and proactive dialogue with proxy advisors, environmental, social and governance analysts and other influencers. We ensure that our corporate governance, responsible banking and sustainability priorities and messages are well understood by those players, so that these are well communicated to the investors.
In particular, dialogue with proxy advisors has gained significant importance as they are increasingly setting the standards in corporate governance matters. Therefore, through open dialogue we ensure in-depth knowledge of our corporate governance and remuneration practices and markets in which we operate.
In 2019, we had appropriate strengthened both its communication and engagement with proxy advisors, taking into account their opinions concerning corporate governance, and having provided them with any information or clarification required in relation to any proposed resolution submitted for the AGM and the EGM, so that they were enabled to properly set out their voting recommendations.
Corporate website
At the end of 2019, we redesigned our corporate website to improve the effectiveness of our communication with shareholders and, in general, with all our stakeholders at a global scale. The site's new design enables us to be transparent and, at the same time, it improves the experience of users visiting it to obtain accurate and quality information about the Bank.
Our corporate website includes information on corporate governance as required by law. In particular, it includes (i) the key internal regulations of Banco Santander (Bylaws, Rules and regulations of the board, Rules and regulations for the GSM, etc.); (ii) information on the board of directors and its committees as well as the professional biographies of the directors and (iii) information relating to the GSMs.
The link to our information on corporate governance is: https://www.santander.com/en/shareholders-and-investors/corporate-governance. This link is included for informational purposes only. The content of our corporate website is not incorporated by reference in this annual report or otherwise considered to be a part of it.
3.2 Shareholder rights
Our Bylaws provide for only one class of share (ordinary shares), granting all holders the same rights. Each Santander share entitles the holder to one vote.
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
There are no restrictions on the free transfer of shares other than the legal ones indicated in this section.
The transferability of shares is not restricted by our Bylaws or in any other manner other than by the application of legal and regulatory provisions. In addition, there are no bylaw restrictions on the exercise of voting rights (except where an acquisition has been made in breach of legal or regulatory provisions).
Further, the Bylaws do not include any neutralisation provisions (as these are referred to in Spanish Securities Market Law), which apply in the event of a tender offer or takeover bid.
Please also note that the shareholders’ agreement referred to in section 2.4 'Shareholders' agreements' contains transfer and voting restrictions on the shares subject to that agreement.
Legal and regulatory restrictions on the acquisition of significant holdings
There are legal and regulatory provisions applicable to the Bank because the banking activity is a regulated sector (which involves that the acquisition of significant holdings or influence is subject to regulatory approval or non-objection) and because of the Bank's status as a listed company (which involves that a tender offer or takeover bid for the Bank’s shares must be launched for the acquisition of control and other similar transactions).
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
Participation of shareholders at the GSM
All registered holders of shares on record, at least five days prior to the day on which a GSM is scheduled to be held, are entitled to attend. The Bank allows shareholders to exercise their rights to attend, delegate and vote using remote communication systems, which also foster participation in the GSM.
Another communication channel is the electronic shareholders’ forum. This forum is available on our Bank’s corporate website at the time of the meeting. It allows shareholders to post supplementary proposals to the agenda announced in the call notice, along with requests for support for those proposals, initiatives aimed at reaching the percentage required to exercise any of the minority shareholder rights provided for by law, as well as offers or requests to act as a voluntary proxy.
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
Right to receive information
From the publication of the call to the GSM until the fifth day, inclusive, prior to the date for which the meeting has been called at first call, shareholders may deliver written requests for information or clarifications, or submit written questions on issues they consider to be relevant concerning the items on the meeting agenda. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning the relevant information that the Bank has provided to the CNMV since the last GSM was held or concerning the auditor’s reports. The requested information and the answers provided by the Bank are published on its corporate website.
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
The quorum and majorities required for Bylaws amendments, issuances of shares and bonds, structural modifications and other significant resolutions provided for in applicable law are those set out below for Bylaws amendments. In addition, pursuant to the rules applying to credit institutions, the increase above 100% (up to 200%) of the ratio of the variable remuneration components over the fixed ones for executive directors and other key function holders requires a qualified majority of two thirds if there is a quorum of more than 50% of the share capital, and a majority of three quarters if there is not such a quorum.
Our Bylaws do not require any decisions that entail an acquisition, disposal or contribution to another company of core assets or other similar corporate transactions to be subject to the approval of the GSM, except in those cases established by law.
Rules governing amendments to our Bylaws
The GSM has the power to approve any amendment of the Bylaws, except for the change in the location of the registered office within Spain, which may be decided by the board.
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

162	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

the right to vote are in attendance, resolutions may be validly adopted by absolute majority.
Any changes to the Bylaws involving new obligations for shareholders must have the consent of those affected.
Authorisation is required under the Single Supervisory Mechanism (SSM) to amend our Bylaws. However, the following amendments are exempt from this authorisation procedure, although they must be reported to the SSM: those intended to reflect a change in registered office within Spain, a capital increase, additions to the wording of the Bylaws of legal or regulatory requirements of an imperative or prohibitive nature, wording changes to comply with court or administrative rulings and any other amendments which the SSM has ruled to be exempt from authorisation due to a lack of materiality in response to prior consultations submitted to it for this purpose.
3.3 Dividends
Remuneration against 2019 results
In February 2019, the board of directors announced that its intention was to set a pay-out ratio of 40-50% of the underlying profit in the mid-term, increasing it from a pay-out ratio of 30-40%; that the proportion of dividend paid in cash would not be lower than that of 2018; and, as was announced in the 2018 AGM, to make two payments against the results of 2019:

•
Interim dividend. In September 2019 the board of directors approved its first dividend against 2019 results earnings of €0.10 per share, which was entirely paid in cash from 1 November 2019. The amount was equal to the sum of the interim dividends paid in 2018 in August (€0.065) and November (€0.035) and reflected the change in policy from four dividend payments to two.

•
Final remuneration. The board of directors has resolved to submit to the 2020 AGM that the second payment of remuneration against the results of 2019 amounts to 0.13 euros per share by means of (1) a final dividend in cash of 0.10 euros per share (the 'Final Cash Dividend') and (2) a scrip dividend (under the 'Santander Dividendo Elección' scheme) (the 'SDE Scheme') that will entail the payment in cash, for those shareholders who choose so, of 0.03 euros per share. See 'Authority for scrip dividend' in section 2.2 and section 3.6 'Our coming 2020 AGM'.

If shareholders approve this proposal, the percentage of 2019 underlying attributable ordinary profit applied to shareholder remuneration (payout) will be 46.3% (within the 40-50% range indicated at the beginning of 2019) and the proportion of cash dividend will be 89.6%, assuming a ratio of cash options in the SDE Scheme of 80% (thus exceeding that of 2018, also as announced at the beginning of the year). This proposal entails an annual increase in the cash dividend of c. 3% as compared to the one charged to the 2018 results (0.195 euros per share against 2018 versus 0.20 euros per share against 2019), even without considering the cash paid under such option in the SDE Scheme.

Remuneration against 2020 results
As for the remuneration against 2020 results, the intention of the board of directors, in line with the remuneration agreed in 2019, is to maintain the one set for the 2019 results: to maintain the announced pay-out ratio of 40-50% of the underlying profit in the mid-term; that the proportion of dividend paid in cash is not lower than that of 2019; and to make two payments against the results of 2020. In the same vein, the board is proposing to our 2020 AGM to retain the flexibility it has had in 2019 in determining shareholder remuneration by:

•
Proposing to retain the option to use a scrip dividend, in view of its significant acceptance, especially among our retail shareholders, and to allow the required flexibility to be able to take advantage of the opportunities for profitable growth in our markets, proposed by the Board. See section 3.6 'Our coming 2020 AGM'. This could be combined with share repurchases to satisfy the maximum number of institutional, retail and shareholders, with the target of maximizing earnings per share.

•
Proposing to renew the authorization obtained in the 2019 AGM for the acquisition of shares to be held in treasury with the express possibility of executing share repurchases to reduce the number of shares in issue, should market conditions make such action advisable. Any such share repurchases may also be made in conjunction with the scrip dividend referred to above, should market conditions make it appropriate. See section 2.5 'Treasury shares' and section 3.6 'Our coming 2020 AGM'.

This will provide the board with the required flexibility to determine whether or not to use these mechanisms.
3.4 2019 AGM

•	Record quorum of 68.50%

•	Corporate management of the Bank in 2018 approved
with 99.75 % voting in favour

•	2018 annual report on directors remuneration approved
with 94.41% voting in favour

•	No opposing vote of more than 15.57%
Quorum and attendance
The quorum for the annual general meeting of 2019 rose to 68.50%, our highest to date.

Quorum at annual general shareholders’ meetings

The breakdown of the quorum was as follows:

2019 AGM quorum breakdown
Physically present and remote attendance	0.767%
By proxy
Cast by post or directly	61.104%
By electronic means	4.206%
Remote voting
Cast by post or directly	1.860%
By electronic means	0.568%
Total	68.505%
Voting results and resolutions
All items in the agenda were approved. The average percentage of votes in favour of proposals submitted by the board was 94%.
The following chart summarises the resolutions approved at the 2019 AGM and the voting results:

	VOTES A				QuórumF
	ForB	AgainstC	BlankD	AbstentionE
1. Annual accounts and corporate management
1A. Annual accounts and directors’ reports for 2018	99.82	0.18	0.08	3.59	68.50
1B. Consolidated statement of non-financial information for 2018	99.80	0.20	0.08	3.60	68.50
1C. Corporate management 2018	99.75	0.25	0.08	5.47	68.50
2. Application of results	99.80	0.20	0.08	3.38	68.50
3. Appointment, re-election or ratification of directors
3A. Setting of the number of directors	99.72	0.28	0.09	3.75	68.50
3B. Appointment of Mr Henrique de Castro	99.39	0.61	0.09	3.82	68.50
3C. Re-election of Mr Javier Botín-Sanz de Sautuola	97.63	2.36	0.10	3.77	68.50
3D. Re-election of Mr Ramiro Mato	99.35	0.65	0.09	3.81	68.50
3E. Re-election of Mr Bruce Carnegie-Brown	84.43	15.57	0.09	7.44	68.50
3F. Re-election of Mr. José Antonio Álvarez	99.32	0.68	0.09	3.81	68.50
3G. Re-election of Ms Belén Romana	99.36	0.64	0.10	3.76	68.50
4. Re-election of the external auditor for Financial Year 2019	99.79	0.21	0.09	3.40	68.50
5. Authorisation to acquire treasury shares	97.85	2.15	0.08	3.44	68.50
6. Increase in share capital. Offer to acquire bonus share rights at a guaranteed price	99.58	0.42	0.08	3.38	68.50
7. Delegation to the board of the power to increase share capital to issue all kinds of fixed-income securities, preferred interests or debt instruments of a similar nature (including warrants) that are convertible	93.08	6.92	0.08	3.43	68.50
8. Delegation to the board of the power to increase share capital to issue all kinds of fixed-income securities, preferred interests or debt instruments of a similar nature (including warrants) that are no convertible	96.87	3.13	0.08	3.44	68.50
9. Directors' remuneration policy	95.40	4.60	0.10	3.84	68.50
10. Maximum total annual remuneration of directors in their capacity as directors	96.76	3.24	0.09	3.83	68.50
11. Maximum ratio of fixed and variable components in the total remuneration of executive directors	98.72	1.27	0.09	3.81	68.34
12. Remuneration plans which entail the delivery of shares or share options:
12A. Deferred multiyear objectives variable remuneration plan	97.76	2.24	0.10	3.80	68.50
12B. Deferred conditional variable remuneration plan	98.43	1.57	0.10	3.80	68.50
12C. Digital Transformation Award	99.25	0.75	0.10	3.79	68.50

164	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

	VOTES A				QuórumF
	ForB	AgainstC	BlankD	AbstentionE
12D. Group buy-out policy	99.13	0.87	0.11	3.83	68.50
12E. Plan for employees of Santander UK Group Holdings and other companies of the Group in the UK	99.40	0.60	0.10	3.79	68.50
13. Authorisation to implement the resolutions approved	99.76	0.24	0.08	3.38	68.50
14. Annual directors' remuneration report	94.41	5.59	0.11	3.43	68.50
15. Corporate action to demand director liability(5)	0.001	99.999	0.00	3.86	66.07
16 to 29. Dismissal and removal of directors(6)	0.001	99.999	0.00	3.86	66.07

A	Each Banco Santander share corresponds to one vote.

B	Percentage over for and against votes.

C	Percentage over share capital present and attending by proxy at the AGM.

D	Percentage over Banco Santander's share capital as of the date of the AGM.

E	Item not included in the agenda.

F	Items 16 to 29, not included in the agenda, were submitted to a separate vote. Each item refers to the proposal for dismissal and removal of each director in office at the AGM.
The full texts of the resolutions adopted at the 2019 AGM can be viewed on the Group’s corporate website and on the CNMV’s website, since they were filed as a significant event on 12 April 2019.
Shareholder communications
In line with the policy on communication and engagement with its shareholders and investors, in 2019 Banco Santander continued to strengthen communications with,and service to, its shareholders and investors in the context of the 2019 AGM.

Communication with its shareholders and investors
Telephone service lines	9,272 queries addressed
Shareholder and investor mailbox	1,059 e-mails answered
WhatsApp	12 queries addressed
3.5 2019 EGM
An extraordinary general meeting was held on 23 July 2019 (2019 EGM) to approve a capital increase for the purpose of completing the public exchange offer for the acquisition of shares of Banco Santander México that the Group did not previously own (representing 24.95% of Santander Mexico’s capital at the time).
The board of directors received shareholder authorisation to increase that share capital by issuing and putting into circulation new shares, that were to be fully subscribed and paid-up through non-cash contributions consisting of Santander Mexico shares, for up to €2,560 million.
The capital increase was executed in September 2019 as part of the completion of the above mentioned exchange offer. A total of 381,540,640 new shares were issued representing 2.30% of the share capital at 31 December 2019.
Quorum and attendance
The quorum for the 2019 EGM was 59.22%.

Voting results and resolutions
All items in the agenda were approved. The average percentage of votes in favour of proposals submitted by our board was 99.72%.
The full text of the resolutions adopted at the 2019 EGM can be viewed on the Group’s corporate website and on the CNMV’s website, since they were filed as a significant event on 23 July 2019.
3.6 Our coming 2020 AGM
The board of directors has agreed to call the 2020 annual general shareholders’ meeting on 2 or 3 April, at first or second call respectively, with the following proposed resolutions.

•	Annual accounts and corporate management. To approve:

•	The annual accounts and the directors reports of the Bank and its consolidated Group for the financial year ended 31 December 2019. For further information see 'Consolidated financial statements'.

•	The consolidated non-financial statement for the financial year ended 31 December 2019, forms part of this consolidated directors' report. See 'Responsible banking' chapter.

•	The corporate management for the financial year ended 31 December 2019.

•	The application of results obtained during financial year 2019. See section 3.3 'Dividend'.

•	Appointment of directors.

•	Set the number of directors at 15, within the maximum and minimum limit established by the Bylaws.

•
Appointment of Mr Luis Isasi as an external director and of Mr Sergio Rial as an executive director, ratification of Mrs Pamela Walkden as an independent director (see section 1.1 'Renewing the Board') and re-election for a three-year period of Ms Ana Botín-Sanz de Sautuola, Mr Rodrigo Echenique, Ms Esther Giménez-Salinas and Ms Sol Daurella. See section 4.1 'Our directors'.

•	External auditor. To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC), as external auditor for the financial year 2020. See 'External auditor' in section 4.5.

•	Authorisation to acquire treasury shares. See section 2.5 'Treasury shares' and section 3.3 'Dividends'.

•	Increases in share capital via scrip dividend. See section 3.3 'Dividends'.

•
Authority to issue shares. To delegate to the board of directors the authority to increase the share capital on one or more occasions and at any time, within a period of three years. See section 2.2 'Authority to increase capital'.

•
Authority to issue non-convertible securities. To delegate to the board of directors the authority to issue debentures, bonds, preferred interests and other fixed income securities or debt instruments of a similar nature that are convertible into shares of the Bank.

•
Remuneration policy. To approve the Bank’s directors remuneration policy for 2020, 2021 and 2022. For further information see section 6.4 'Directors remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders'.

•
Remuneration of directors. To approve the fixed annual amount of remuneration for directors in their capacity as such. For further information see section 6.4 'Directors remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders'.

•
Variable remuneration. To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile. For further information see section 6.4 'Directors remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders'.

•
Remuneration plans. To approve the implementation of remuneration plans involving the delivery of shares or share options or referenced to the value of shares. For further information see section 6.4 'Directors remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders'.

•	Annual directors’ remuneration report. To provide a consultative vote on the annual directors’ remuneration report. For further information see section 6 'Remuneration'.
The related documents and information shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting. Likewise, the Bank will provide a live broadcast of our 2020 AGM, as it did with the 2019 AGM.
Given that attendance to the 2020 AGM is not remunerated, it is not necessary to establish a general policy in this respect. Notwithstanding the above, and as has been a tradition for decades, the Bank offers attendees of the AGM a commemorative courtesy gift.

166	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

4. Board of directors

•	A committed, balanced and diverse board

•	Of the 15 directors, 13 are non-executive and two are executive

•	Majority of independent directors

•	Balanced presence of both genders (40%-60%)

•	Effective governance

•	Thematic committees supporting the board

•	The responsible banking, sustainability and culture committee shows the board's commitment to these matters

•	Complementary functions and power balance: executive chairman, CEO and lead independent director

168	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

1.	Ms Ana Botín-Sanz de Sautuola y O’Shea
Group Executive chairman. Executive director

2.	Mr José Antonio Álvarez Álvarez
Vice chairman and chief executive officer (CEO). Executive director

3.	Mr Bruce Carnegie-Brown
Vice chairman and lead independent director. Non-executive director (independent)

4.	Ms Homaira Akbari
Non-executive director (independent)

5.	Mr Ignacio Benjumea Cabeza de Vaca
Non-executive director

6.	Mr Javier Botín-Sanz de Sautuola y O’Shea
Non-executive director

7.	Mr Álvaro Cardoso de Souza
Non-executive director (independent)

8.	Ms Sol Daurella Comadrán
Non-executive director (independent)

9.	Mr Henrique de Castro
Non-executive director (independent)

10.	Mr Guillermo de la Dehesa Romero
Non-executive director

11.	Mr Rodrigo Echenique Gordillo
Non-executive director

12.	Ms Esther Giménez-Salinas i Colomer
Non-executive director (independent)

13.	Mr. Ramiro Mato García-Ansorena
Non-executive director (independent)

14.	Ms Belén Romana García
Non-executive director (independent)

15.	Mrs Pamela Walkden
Non-executive director (independent)

16.	Mr Jaime Pérez Renovales
General secretary and secretary of the board

4.1 Our directors
This information is presented as at 31 December 2019

Ms Ana Botín-Sanz de Sautuola y O’Shea
Other positions of note: Member of the board of directors of The Coca-Cola Company. She is also founder and chairman of the CyD Foundation (which supports higher education) and of the Empieza por Educar Foundation (the Spanish subsidiary of the international NGO Teach for All) and she sits on the advisory board of the Massachusetts Institute of Technology (MIT).
Positions in other Group companies:She is non-executive director of Santander UK plc. and of Santander UK Group Holdings plc.; non-executive chairman of Universia España Red de Universidades, S.A.and of Universia Holding, S.L, and non-executive director of Santander Holding USA, Inc. and of Santander Bank, N.A.
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
Nationality: Spanish. Born in 1960 in Santander, Spain.
Education: Degree in Economics from Bryn Mawr College (Pennsylvania, United States).
Experience: She joined Banco Santander, S.A. after working at JP Morgan (New York, 1980-1988). In 1992 she was appointed senior executive vice president. Between 1992 and 1998 she led the expansion of Santander in Latin America. In 2002, she was appointed executive chairman of Banco Español de Crédito, S.A. Between 2010 and 2014 she was chief executive officer of Santander UK. In 2014 she was appointed executive chairman of Santander.

Mr José Antonio Álvarez Álvarez
Finance, S.A. and Santander Holdings US, Inc. He also sat on the supervisory boards of Santander Consumer AG, Santander Consumer Bank GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A.
Other positions of note: None.
Positions in other Group companies: He is non-executive director of Banco Santander (Brasil) S.A.
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

VICE CHAIRMAN & CHIEF EXECUTIVE OFFICER Executive director
Joined the board in 2015.
Nationality: Spanish. Born in 1960 in León, Spain.
Education: Graduate in Economics and Business Administration. MBA from the University of Chicago.
Experience: He joined Santander in 2002 and was appointed senior executive vice president of the Financial Management and Investor Relations division in 2004 (Group chief financial officer). He served as director at SAM Investments Holdings Limited, Santander Consumer

Mr Bruce Carnegie-Brown
at Close Brothers Group plc. (2006-2014) and at Catlin Group Ltd (2010-2014). He previously worked at JP Morgan Chase for eighteen years and at Bank of America for four years.
Other positions of note: He is the non-executive chairman of Lloyd’s of London and of Cuvva Limited.
Positions in other Group companies: He is non-executive director of Santander UK, Plc. and of Santander UK Group Holdings Limited.
Membership of board committees: Executive committee, appointments committee (chairman), remuneration committee (chairman), and innovation and technology committee.
Skills and competencies: He has a strong and broad background in the banking sector (in particular, in investment banking) and also relevant experience in the insurance sector. He also possesses significant international experience, having had extensive exposure to Europe (UK), Middle East and Asia. His top management experience brings to the board know how in remuneration, appointments and risk-related matters. In addition, as lead independent director, he has gained an excellent understanding of investor expectations and experience in managing relations with them and with financial communities.

VICE CHAIRMAN & LEAD INDEPENDENT DIRECTOR Non-executive director (independent)
Joined the board in 2015.
Nationality: British. Born in 1959 in Freetown, Sierra Leone.
Education: Master of Arts in English Language and Literature from the University of Oxford.
Experience: He was non-executive chairman of Moneysupermarket.com Group plc. (2014-2019), non executive director of Jardine Lloyd Thompson Group plc (2016-2017) and he held the non-executive chair of AON UK Ltd (2012-2015). He was also the founder and managing partner of the quoted private equity division of 3i Group plc., and president and chief executive officer of Marsh Europe, S.A. He was also lead independent director

170	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Ms Homaira Akbari
Logistics LLC. and she has held various posts at Microsoft Corporation and at Thales Group.
Other positions of note: She is chief executive officer of AKnowledge Partners, LLC, non-executive chairman of WorkFusion, Inc. and non-executive director of Landstar System, Inc.
Positions in other Group companies: She is non-executive director of Santander Consumer USA Holdings Inc
Membership of board committees: Audit committee, innovation and technology committee and responsible banking, sustainability and culture committee.
Skills and competencies: She brings significant executive experience in technology-related companies. Her knowledge of the digital transformation challenges is an asset to the board. In addition, her insights, gained from her extensive international experience in a diverse range of geographies and her knowledge in the management and treatment of water, energy and waste resources, are of particular value to our Group.

Non-executive director (independent)
Joined the board in 2016.
Nationality: North-American and French. Born in 1961 in Tehran, Iran.
Education: Doctorate in Experimental Particle Physics from Tufts University and MBA from Carnegie Mellon University.
Experience: She was non-executive director of Gemalto NV and of Veolia Environment, S.A. she was chairman and CEO of SkyBitz, Inc., managing director of TruePosition Inc., non-executive director of Covisint Corporation and US Pack

Mr Ignacio Benjumea Cabeza de Vaca
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
Nationality: Spanish. Born in 1952 in Madrid, Spain.
Education: Degree in Law from Deusto University, ICADE E-3 and State Attorney.
Experience: Former senior executive vice president, general secretary and secretary of the board of Banco Santander, S.A. and board member, senior executive vice president, general secretary and secretary to the board of Banco Santander de Negocios, S.A. and of Santander Investment, S.A. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial, S.A. and director of

Mr Javier Botín-Sanz de Sautuola y O’Shea
Advisers, S.V., S.A. (2000-2008). Previously he was legal advisor to the International Legal Department of Banco Santander, S.A. (1998-1999).
Other positions of note: In addition to his work in the financial sector, he collaborates with several non-profit organizations. Since 2014 he has been chairman of the Botín Foundation. He is also a trustee of the Princess of Gerona Foundation.
Positions in other Group companies: None.
Membership of board committees: None.
Skills and competencies: He brings to the board international and management experience, in particular in the financial and banking sector. He also brings a deep knowledge of the Santander Group and its operations and strategy, acquired through his tenure as a non-executive director of the Bank.

Non-executive director
Joined the board in 2004.
Nationality: Spanish. Born in 1973 in Santander, Spain.
Education: Degree in Law from the Complutense University of Madrid.
Experience: Since 2008, founder and executive chairman of JB Capital Markets, Sociedad de Valores, S.A.U., co-founder and executive director, equities division of M&B Capital

Mr Álvaro Cardoso de Souza
member of the board of AMBEV. S.A., Gol Linhas Aéreas, S.A. and of Duratex, S.A. He has been chairman of WorldWildlife Group (WWF) Brazil, member of the board of WWF International and chairman and member of the audit and asset management committees of FUNBIO (Fundo Brasileiro para a Biodiversidade).
Other positions of note: None.
Positions in other Group companies: He is non-executive chairman of Banco Santander (Brasil) S.A.
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
Experience: He has held various positions at the Citibank Group, including CEO of Citibank Brazil and various senior positions in the US with respect to the consumer finance, private banking and Latin American businesses. He was a

Ms Sol Daurella Comadrán
European Partners, plc., executive chairman of Olive Partners. S.A. and holds several positions at companies belonging to the Cobega Group. She is also chairman of the board of trustees of the FERO Oncology Research Foundation.
Positions in other Group companies: None.
Membership of board committees: Appointments committee, remuneration committee and responsible banking, sustainability and culture committee.
Skills and competencies: She brings to the board excellent skills in strategy and high-level management, acquired through her international top executive experience in listed and large privately held entities, in particular in the distribution sector. She has a wide experience in corporate governance, having chaired several boards, and also in audit after having served as a member of several audit committees. In addition, her experience as a trustee of various Foundations oriented to health, education and environmental matters brings the board responsible business and sustainability insights.

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
Other positions of note: She is chairman of Coca Cola

Mr Henrique de Castro
Previously, he was the manager of the worldwide devices, media and platform business of Google, the sales and business development manager for Europe of Dell Inc. and a consultant at McKinsey & Company.
Other positions of note: He is independent director of Fiserv Inc. and of Target Corporation.
Positions in other Group companies: None.
Membership of board committees: Audit committee, remuneration committee and innovation and technology committee.
Skills and competencies: Due to the executive positions he has held in top technological companies worldwide, he brings to the board valuable experience in and strategic insights about the technological and digital industry as well as an outstanding international experience in a wide range of geographies.

Non-executive director (independent)
Joined the board in 2019.
Nationality: Portuguese. Born in 1965 in Lisbon, Portugal.
Education: Degree in Business Administration from the Lisbon School of Economics and Management (Portugal) and Master’s Degree in Business Administration (MBA) from the University of Lausanne (Switzerland).
Experience: He was independent director of First Data Corporation and chief operating officer of Yahoo.

172	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Mr Guillermo de la Dehesa Romero
and non-executive chairman of Santa Lucía Vida y Pensiones, S.A.
Other positions of note: He is currently non-executive vice chairman of Amadeus IT Group, S.A., honorary chairman of the Centre for Economic Policy Research (CEPR) of London, member of the Group of Thirty based in Washington and chairman of the board of trustees of IE Business School.
Positions in other Group companies: None.
Membership of board committees: Executive committee, appointments committee, remuneration committee, and innovation and technology committee.
Skills and competencies: He has an extensive banking experience (both executive and non-executive). In addition, due to his experience and education, he brings to the board strategic insights in the macroeconomic and regulatory environment and on business management, after having held top management positions as well as non-executive positions.

Non-executive director
Joined the board in 2002.
Nationality: Spanish. Born in 1941 in Madrid, Spain.
Education: Government Economist and head of office of the Bank of Spain.
Experience: Former secretary of state of Economy, secretary general of Trade, chief executive officer of Banco Pastor, S.A., international advisor to Goldman Sachs International, chairman of Aviva Grupo Corporativo, S.L.

Mr Rodrigo Echenique Gordillo
Accenture, S.A. He was also non-executive chairman of NH Hotels Group, S.A., Vocento, S.A., Vallehermoso, S.A. and Merlin Properties SOCIMI, S.A. He has also been non-executive chairman of Banco Popular Español, S.A.
Other positions of note: He is non-executive director of Inditex, S.A. and chairman of the board of trustees and the executive committee of the Banco Santander Foundation.
Positions in other Group companies: He is non-executive director of Universia Holding, S.L., of Banco Santander Chile, S.A. and of Universia España, Red de Universidades, S.A. He is also non-executive director and vicechairman of Banco Santander International.
Membership of board committees: Appointments committee.
Skills and competencies: His extensive senior executive experience in the banking sector and also other non-executive roles in various industrial companies along with his deep knowledge on the Santander Group are very valuable for the board. In addition, his prior experience in the Spanish government provides the board with strategic insights into regulations and relations with the public sector.

Non-executive director
Joined the board in 1988.
Nationality: Spanish. Born in 1946 in Madrid, Spain.
Education: Graduate in Law and State Attorney.
Experience: From 1973 to 1976 he held several positions in the Spanish Public Administration (General Secretary of the Post and Telecommunications Office, Technical Advisor in the Office of the Spanish Prime Minister and other positions in the Spanish Tax Authority offices in Pontevedra and Madrid). Former chief executive officer of Banco Santander, S.A. between 1988 and 1994. He served on the board of directors of several industrial and financial companies, including Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícola, S.A., and was chairman of advisory of

Ms Esther Giménez-Salinas i Colomer
Other positions of note: Professor emeritus at Ramón Llull University, director of the Chair of Restorative and Social Justice at the Pere Tarrés Foundation, Special Chair of Restorative Justice Nelson Mandela of the National Human Rights Commission of Mexico, director of Aqu (quality assurance agency for the Catalan university system), Member of the Bioethics Committee of the Government of Catalonia and member of the advisory board of the Arbitral Court of Barcelona.
Positions in other Group companies: None.
Membership of board committees: Appointments committee, risk supervision, regulation and compliance committee and responsible banking, sustainability and culture committee.
Skills and competencies: Her relevant experience in senior academic and governmental roles, for which she has a strong reputation, enhances the oversight capacities of the board. Also her career path brings to the board knowledge and experience in legal matters, cultural transformation and in embedding an ethical and responsible culture. In addition, she has gained banking experience due to her tenure as non-executive director of Banco Santander.

Non-executive director (independent)
Joined the board in 2012.
Nationality: Spanish. Born in 1949 in Barcelona, Spain.
Education: PhD in Law and Psychologist by the University of Barcelona.
Experience: She was chancellor of the Ramon Llull University, member of the Conference of Rectors of Spanish Universities (CRUE), member of the General Council of the Judiciary of Spain, member of the scientific committee on criminal policy of the Council of Europe, executive vice president of the Centre for Legal Studies and Specialised Training of the Justice Department of the Government of Catalonia and member of the advisory board of Endesa- Catalunya. She was director of Gawa Capital Partners, S.L.

Mr Ramiro Mato García-Ansorena
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
Nationality: Spanish. Born in 1952 in Madrid, Spain.
Education: Degree in Economics from the Complutense University of Madrid and Management Development Programme of the Harvard Business School.
Experience: He has held several positions in Banque BNP Paribas, including chairman of the BNP Paribas Group in Spain. Previously, he held several significant positions in Argentaria. He has been a member of the Spanish Banking

Ms Belén Romana García
and executive chairman of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB).
Other positions of note: Non-executive director of Aviva plc. London and of Aviva Italia Holding SpA, member of the advisory boards of GFI España and TribalData, member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society.
Positions in other Group companies: None.
Membership of board committees: Executive committee, audit committee (chairman), risk supervision, regulation and compliance committee, innovation and technology committee and responsible banking, sustainability and culture committee.
Skills and competencies: Her background as a government economist and her overall, executive and non-executive, experience in the financial sector (in particular, in the audit committee of listed companies) support her recognition as financial expert. In addition, the relevant positions held in Spanish credit institutions and in the field of capital markets provide her with strategic insights into banking, financial regulations and Spanish government relations.

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

Mrs Pamela Walkden
Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate Affairs and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority (PRA) Regulatory Reform Panel and as member of the European Banking Authority Stakeholder Group.
Other positions of note: She is a lay member of the Welfare and Ethics Committee of the Royal Veterinary College.
Positions in other Group companies: None.
Membership of board committees: Audit committee.
Skills and competencies: She brings to the board a broad experience in the banking industry along with a significant international and audit experience, which support her recognition as financial expert.

Non-executive director (independent)
Joined the board in 2019.
Nationality: British. Born in 1960 in Worcester, England.
Education: Master's Degree on Economics from Cambridge University.
Experience: She possesses an extensive career in the banking sector. She has served in a number of senior management positions at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk

174	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Mr Jaime Pérez Renovales
Experience: He was director of the office of the second vice president of the Government for Economic Affairs and Minister of Economy, deputy secretary of the Presidency of the Government, chairman of the Spanish State Official Gazzete and of the committee for the Public Administration Reform. Previously, he was general vice secretary and vice secretary of the board and head of legal of the Santander Group, general secretary and secretary of the board of Banco Español de Crédito, S.A. and deputy director of legal services at CNMV. He is a member of the jury of the Princess of Asturias of Social Sciences awards and chairman of the Icade Business Club.
Secretary of all board committees.

General Secretary and Secretary of the board
He joined the Group in 2003.
Nationality: Spanish. Born in 1968 in Valladolid, Spain.
Education: Graduate in Law and Business Administration at Universidad Pontificia de Comillas (ICADE E-3) and State Attorney.

4.2 Board composition
Size
At 31 December 2019, the board of directors was made up of the 15 members whose profile and background are described in the section 4.1 'Our directors' above. Our Bylaws allow for a board with a minimum of 12 and a maximum of 17 members.
Composition by type of director
The composition of the board of directors is balanced between executive and non-executive directors, most of whom are independent. The status of each director has been verified by the appointments committee and submitted to the board.

Our board composition
Diversity
A diverse board is essential to ensure its effectiveness. The combination of experiences and skills in the board provides an environment where different views emerge and the quality of decision-making is improved. Therefore, we seek a solid balance of technical skills, experiences and perspectives in the board.
As further detailed below, our policy governing the selection, suitability assessment and succession of directors promotes diversity within the board, including diversity of gender, geography, experience and knowledge, with no implicit bias that could lead to any form of discrimination on the grounds of age, disability, race or ethnic origin. This policy was amended in July 2018 in order to bring it into line with recent European legislation on the disclosure of non-financial and diversity information and with EBA and the European Securities and Markets Authority (ESMA)

guidelines on suitability assessment of board members and key functions holders. In 2019 the new gender equality target, consisting in achieving a 40%-60% presence of women on the board for 2021, was included. The Bank applies this policy when selecting directors to fill any vacancy or looking for candidates to add or replace board members.
The selection policy promotes diversity in the board of directors from different standpoints:

•
Geographical provenance or international education: The selection process takes into account the diversity of cultural or international educational background, especially in the main geographies where the Group is present.

•
Gender equality: Both the appointments committee and the board of directors are aware of the importance of fostering equal opportunities between men and women and of the appropriateness of appointing women to the board who meet the requirements of ability, suitability and effective dedication to the position of director, making a conscious effort to search for female candidates who have the required profile. Our policy promotes a selection of directors that includes a sufficient number of female board members to have a balanced presence of women and men.

On 26 February 2019 the board replaced the target set in 2016 by the appointments committee for the minority gender (women) from 30% in 2020 to a gender equality target in the board, which implies a presence of women in the board of 40% to 60%, to be achieved by 2021. As of November 2019 the board has already met this target, and at year-end, women currently comprise 40% of the board.
Female representation on the board is well above the average for large listed companies in Europe. According to a study conducted by the European Commission with data at October 2018, the percentage of female board members at large listed companies was 26.7% for all 28 countries in the European Union and 23.7% for Spain.

•	Education and professional background: The selection of candidates ensures that they are qualified and suitable for the overall understanding of our Group, its businesses,

structure and the geographies in which it operates, both individually and collectively; that they are aligned with the Santander culture. The selection process ensures that the candidates have skills and competencies in banking and financial services and in other areas identified as relevant in the board skills and diversity matrix. In this regard, knowledge acquired in an academic environment is taken into account, together with experience in the professional performance of duties.

•
The policy has no implicit bias that could lead to discrimination by age, race, disability and/or ethnic origin. With regard to age, there are no age limits for directors or for any position on the board, including the chairman and CEO.

In 2019, the Bank continued to place great emphasis on ensuring a diverse composition in the board covering aspects such as gender and geographical diversity but also ensuring there is no discrimination on account of race, age or disability. In line with the above, all proposed appointments of new board members are now accompanied by a diversity impact analysis as part of the suitability assessment. We have also extended this approach to the Group subsidiaries, to ensure that their respective boards remain focused on diversity and promote a gender balanced presence, in line with the Group's target.
The result of applying these diversity criteria in 2019 is described in section 1.1 'Renewing the board'. In particular, international diversity in the board as well as the need to ensure it has a balanced and adequate composition at all times was a priority in 2019, as indicated in section 1.3 'Achieving our 2019 priorities'.
Our strong and unbreakable commitment to broader diversity will remain a focus for the appointments committee in 2020 because, as we stated in section 1.5 'Priorities for 2020', diversity is not a box to be ticked but a strategy for success.
Board skills and diversity matrix
The board composition provides the balance of knowledge, capabilities, qualifications, diversity and experience required to execute our long-term strategy in an ever evolving market environment.
This balance is reflected in the board´s skills matrix that we updated in 2018 in order to make it simpler, more transparent and complete, with more information for our investors and other stakeholders, who are demanding greater visibility on certain skills within the board. In addition, we took into account the recommendations of the EBA and ESMA guidelines on the suitability assessment of board members and key functions holders, which came into effect in June 2018.
This year's matrix follows the structure introduced last year:

•	We differentiate between two groups of skills or competences: thematic and horizontal.

•
We include a separate diversity section which includes not only gender diversity but also diversity in geographical provenance and/or training or education abroad, and a board tenure section, reflecting the tenure of each directorship.

In line with last year, the skills matrix discloses the skills and competencies of each board member showing our commitment to transparency in this matter. Section 4.1 'Our directors' includes a paragraph on skills and competencies for each director, to more clearly identify the background for this skills matrix.
We have added an additional chart (entitled 'Committees skills and diversity matrix') which provides a clear view of the balance of skills, not only at board level as a whole, but in each board committee. This presentation enables the overall effectiveness of the board committees to be evaluated by reference to the significant presence of skills more directly relevant to the scope of each committee.

176	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Board skills and diversity matrix
		Executive		Independent									Other external
		Ana Botín (chairman)	José Antonio Álvarez (vice chairman - CEO)	Bruce Carnegie-Brown (vice chairman and lead independent director)	Homaira Akbari	Álvaro Cardoso de Souza	Sol Daurella	Henrique de Castro	Esther Giménez- Salinas	Ramiro Mato	Belén Romana	Pamela Walkden	Ignacio Benjumea	Javier Botín	Guillermo de la Dehesa	Rodrigo Echenique
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking (86.7%)	•	•	•		•	•		•	•	•	•	•	•	•	•
	Other financial services (66.7%)	•	•	•	•				•	•	•		•	•	•
	Accounting, auditing & financial literacy (93.3%)	•	•	•	•	•	•	•		•	•	•	•	•	•	•
	Retail (93.3%)	•	•	•		•	•	•	•	•	•	•	•	•	•	•
	Digital & information technology (53.3%)	•	•	•	•			•		•			•		•
	Risk management (86.7%)	•	•	•	•	•	•			•	•	•	•	•	•	•
	Business strategy (93.3%)	•	•	•	•	•	•	•		•	•	•	•	•	•	•
	Responsible business & sustainability (86.7%)	•	•	•	•	•	•		•	•	•		•	•	•	•
	Human resources, culture, talent & remuneration (93.3%)	•	•	•	•	•	•	•	•	•	•	•	•		•	•
	Legal & Regulatory (33.3%)								•		•		•		•	•
	Governance & control (86.7%)	•	•	•	•	•	•			•	•	•	•	•	•	•
International experience	Continental Europe (86.7%)	•	•	•	•		•	•	•	•	•		•	•	•	•
	US/UK (86.7%)	•	•	•	•	•	•	•	•	•	•	•		•		•
	Latam (60%)	•	•		•	•		•	•	•				•		•
	Others (46.7%)			•			•	•		•		•			•	•
HORIZONTAL SKILLS
	Top management (93.3%)	•	•	•	•	•	•	•		•	•	•	•	•	•	•
	Government, regulatory & public policy (33.3%)								•		•		•		•	•
	Academia & education (53.3%)	•		•	•		•		•	•					•	•
	Significant directorship tenure (93.3%)	•	•	•	•	•	•	•	•	•	•		•	•	•	•
DIVERSITY
	Female (40%)	•			•		•		•		•	•
Geographical provenance / international education	Continental Europe (73.3%)	•	•				•	•	•	•	•		•	•	•	•
	US/UK (53.3%)	•	•	•	•	•				•	•	•
	Latam (6.7%)					•
	Others (6.7%)				•
BOARD TENURE
	0 to 3 years (26.7%)					•		•		•		•
	4 to 11 years (46.6%)		•	•	•		•		•		•		•
	12 years or more (26.7%)	•												•	•	•

Committees skills and diversity matrix
		Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance committee	Innovation and technology committee	Responsible banking, sustainability and culture committee
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking	100%	60%	100%	80%	100%	75%	87.5%
	Other financial services	100%	60%	60%	60%	80%	87.5%	75%
	Accounting, auditing & financial literacy	100%	100%	80%	100%	80%	100%	87.5%
	Retail	100%	60%	100%	100%	100%	87.5%	50%
	Digital & information technology	85.7%	60%	40%	80%	40%	87.5%	87.5%
	Risk management	100%	80%	80%	80%	80%	87.5%	87.5%
	Business strategy	85.7%	80%	80%	80%	60%	87.5%	75%
	Responsible business & sustainability	100%	60%	100%	80%	100%	87.5%	100%
	Human resources, culture, talent & remuneration	100%	100%	100%	100%	100%	100%	100%
	Legal & Regulatory	42.9%	20%	60%	40%	60%	37.5%	37.5%
	Governance & control	100%	80%	80%	80%	80%	87.5%	87.5%
International experience	Continental Europe	100%	80%	100%	100%	80%	100%	87.5%
	US/UK	71.4%	100%	80%	60%	80%	75%	87.5%
	Latam	42.9%	60%	40%	20%	60%	50%	62.5%
	Others	42.9%	60%	80%	80%	20%	37.5%	25%
HORIZONTAL SKILLS
	Top management	100%	100%	80%	100%	80%	100%	87.5%
	Government, regulatory & public policy	42.9%	20%	60%	40%	60%	37.5%	37.5%
	Academia & education	57.1%	40%	100%	60%	40%	50%	62.5%
	Significant directorship tenure	100%	80%	100%	100%	100%	100%	100%
DIVERSITY
	Female	28.6%	60%	40%	20%	40%	37.5%	62.5%
Geographical provenance / international education	Continental Europe	85.7%	60%	80%	80%	80%	75%	75%
	US/UK	71.4%	80%	20%	20%	60%	62.5%	62.5%
	Latam	0	0	0	0	20%	0	12.5%
	Others	0	20%	0	0	0	12.5%	12.5%
BOARD TENURE
	0 to 3 years	14.3%	60%	0	20%	40%	12.5%	25%
	4 to 11 years	57.1%	40%	60%	60%	60%	62.5%	62.5%
	12 years or more	28.6%	0	40%	20%	0	25%	12.5%

178	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Executive directors

•	Ms Ana Botín-Sanz de Sautuola y O’Shea, Group executive chairman.

•	Mr José Antonio Álvarez Álvarez, Group vice chairman and CEO.
A more detailed description of their roles and duties is included in 'Group executive chairman and chief executive officer' in section 4.3.
Independent directors

•	Mr Bruce Carnegie-Brown (lead independent director).

•	Ms Homaira Akbari.

•	Mr Álvaro Cardoso de Souza.

•	Ms Sol Daurella Comadrán.

•	Mr Henrique de Castro.

•	Ms Esther Giménez-Salinas i Colomer.

•	Mr Ramiro Mato García-Ansorena.

•	Ms Belén Romana García.

•	Mrs Pamela Walkden
On an annual basis, the appointments committee verifies and informs the board about the category of the independent directors, taking into account all the circumstances of each case and, in particular, the existence of any possible significant business relationships that could affect their independence. This analysis is described further in section 4.6 'Appointments committee activities in 2019'.
Independent non-executive directors account for 60% of the board, following best practices in corporate governance and complying with the Rules and regulations of the board that require the board to be made up predominantly of non-executive directors and have a number of independent directors that represent at least 50% of the board.
At year-end 2019, the average length of service for independent non-executive directors was 3.42 years.

Years of service of independent directors

Other external directors

•	Mr Ignacio Benjumea Cabeza de Vaca.

•	Mr Javier Botín-Sanz de Sautuola y O’Shea.

•	Mr Guillermo de la Dehesa Romero.

•	Mr Rodrigo Echenique Gordillo.
These directors cannot be classified as independent directors for the followings reasons:

•	Mr Botín and Mr de la Dehesa have both been directors for over 12 years.

•
In the case of Mr Benjumea, as a prudence criteria, despite having elapsed the legal period required since his professional relationship with the Bank ceased (other than that derived from his position as director of the Bank and Santander Spain)

•	Mr Echenique was executive director until 1 May 2019 and has been a director for over 12 years.

Tenure, committee membership and equity ownershipA
Board of directors					Committees							Tenure			Bank shareholdingC
		Executive	Independent	Other external	1. Executive committee	2. Audit committee	3. Appointments committee	4. Remuneration committee	5. Risk supervision, regulation and compliance committee	6. Innovation and technology committee	7. Responsible banking, sustainability and culture committee	Date of first appointment	Date of last appointment	End date B	Direct	Indirect	Shares represented	Total	% of share capital
Executive chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea				c					c		04/02/1989	04/07/2017	First six months of 2020	735,000	24,919,906		25,654,906	0.154%
Vice chairman and chief executive officer	Mr José Antonio Álvarez Álvarez											25/11/2014	12/04/2019	First six months of 2022	1,331,602			1,331,602	0.008%
Vice chairmen	Mr Bruce Carnegie-Brown						c	c				25/11/2014	12/04/2019	First six months of 2022	22,443			22,443	0.000%
Members	Ms Homaira Akbari											27/09/2016	23/03/2018	First six months of 2021	30,000	44,000		74,000	0.000%
	Mr Ignacio Benjumea Cabeza de Vaca											30/06/2015	23/03/2018	First six months of 2021	3,576,405			3,576,405	0.022%
	Mr Javier Botín-Sanz de Sautuola y O’Shea											25/07/2004	12/04/2019	First six months of 2022	5,272,830	18,655,736	122,468,000D	146,396,566	0.881%
	Mr Álvaro Cardoso de Souza								c			1/04/2018	1/04/2018	First six months of 2021	0	0		0	0.000%
	Ms Sol Daurella Comadrán											25/11/2014	23/03/2018	First six months of 2021	143,255	456,970		600,225	0.004%
	Mr Guillermo de la Dehesa Romero											24/06/2002	23/03/2018	First six months of 2021	173	0		173	0.000%
	Mr Henrique de Castro											17/07/2019	17/07/2019	First six months of 2022	2,982			2,982	0.000%
	Mr Rodrigo Echenique Gordillo											07/10/1988	07/04/2017	First six months of 2020	1,231,529	14,591		1,246,120	0.007%
	Ms Esther Giménez-Salinas i Colomer											30/03/2012	07/04/2017	First six months of 2020	6,062	0		6,062	0.000%
	Mr Ramiro Mato García-Ansorena										c	28/11/2017	12/04/2019	First six months of 2022	40,325	0		40,325	0.000%
	Ms Belén Romana García					c						22/12/2015	12/04/2019	First six months of 2022	167	3		170	0.000%
	Mrs Pamela Walkden											29/10/2019	29/10/2019	First six months of 2020	2,500	0		2,500	0.000%
	Total														12,395,273	44,091,206	122,468,000	178,954,479	1.077%
General secretary and secretary of the board	Mr Jaime Pérez Renovales
c Chairman
Note: The table details the attendance of directors whenever the latter have personally attended meetings of the board or its committees. For this purpose, absent directors who are represented are not counted as having attended.

A.	Data at 31 December 2019 except where otherwise indicated. The changes in the membership of the committees during 2019 are shown in section 1.1 'Renewing the board'.

B.
For further explanation, see 'Election, renewal and succession' in section 4.2. Indicated periods do not take into account the additional period that may apply under article 222 of the Spanish Companies Act.

C.
The Bank has a share holding policy aimed at strengthening the alignment of executive directors with the long-term interests of shareholders. This policy includes the executive directors' commitment to maintain a significant individual investment in the Bank's shares while they are performing executive duties, equivalent to twice the nett amount of the annual salary calculated on the annual gross salary and the marginal tax rate at the time this policy was first applied. To meet the level of investment committed, they have a period of 5 years from their appointment as an executive director. The ratio resulting from the shareholding at 31 December 2019 shown in this table and the share value at 31 December 2019 is 34.8 times for Ms Ana Botín and 2.3 times for Mr José Antonio Álvarez.

D.
Includes shares owned by Fundación Botín, of which Mr Javier Botín is the chairman, and syndicated shares, except those corresponding to Ms Ana Botín and Mr Javier Botín as they are already included within their direct or indirect shareholdings. In subsection A.3 of section 9.2 'Statistical information on corporate governance required by the CNMV' we have adapted this information to the CNMV’s format, and have therefore added all the syndicated shares as shareholding of Mr Javier Botín. See 2.4 'Shareholders’ agreements'.

For further details see section 9.2 'Statistical information on corporate governance required by the CNMV'.

180	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Election, renewal and succession of directors
Election of directors
Our directors are appointed for three-year terms, and one-third of the board is renewed each year, following the order established by the length of the service on the board, according to the date and order of the respective appointment. Outgoing directors may be re-elected. Each appointment, re-election and ratification is submitted to a separate vote at the AGM.
Procedures for appointing, re-electing, evaluating and removing directors
Our internal policy for the selection, suitability assessment and succession of directors stipulates the criteria concerning the quantitative and qualitative composition of the board of directors, the process for reviewing its composition, the process for identifying, selecting and appointing new candidates.
The GSM appoints and re-elects directors. In the event that directors vacate their office during the term for which they were appointed, the board of directors may provisionally designate another director, by co-option, until the shareholders, at the earliest subsequent GSM, either confirm or revoke this appointment.
The proposals for appointment, re-election and ratification of directors, regardless of the status thereof, that the board of directors submits to the shareholders and the decisions adopted by the board itself in cases of co-option must be preceded by the corresponding report and reasoned proposal of the appointments committee.
The proposal must be accompanied by a duly substantiated report prepared by the board containing an assessment of the qualifications, experience and merits of the proposed candidate. In cases of re-election or ratification of directors, the proposal shall contain an assessment of the work and effective dedication of the proposed director to the position during the last period in which he/she occupied the post. If the board disregards the proposal made by the appointments committee, it must give the reasons for its decision and place these reasons in the minutes for the record.
Directors must meet the specific requirements set forth by law for credit institutions and the provisions of our Bylaws, and must formally undertake, upon taking office, to fulfil the obligations and duties prescribed therein and in the Rules and regulations of the board.
Our directors must be persons of renowned business and professional integrity, and must have the knowledge and experience needed to exercise their function and be in a position to carry out a good governance. Candidates for the position of director will also be selected on the basis of their professional contribution to the board as a whole.
For further information see section 4.1 'Our directors' and under 'Board skills and diversity matrix' within this section 4.2.
In all cases, the board of directors shall endeavour to ensure that external or non-executive directors represent a significant majority over executive directors and that the number of independent directors represents at least half of all directors.
Our directors shall cease to hold office when the term for which they were appointed elapses, unless they are re-elected; when the GSM so resolves; or when they resign (explaining the reasons for this in a letter that shall be sent to the other members of the board) or place their office at the disposal of the board of directors.
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
Finally, succession planning for the main directors is a key element of the Bank’s good governance, ensuring an orderly leadership transition and continuity and stability of the board. Board succession planning continues to be an area of focus for the appointment committee and the board, with appropriated and robust plans in place that are regularly revisited.
CEO succession
In application of these procedures, in September 2018 the Bank resolved to appoint Mr Andrea Orcel as new CEO, subject to obtaining the necessary regulatory fit and proper authorization , the shareholders´meeting passing the relevant resolutions on his future remuneration and to the termination of the contractual relationship with his former employer.
Subsequently, due to the change on the basis upon which such decision was taken and the fact that the costs of compensating Mr Orcel for past remuneration exceeded those expected at the time of his appointment, the board resolved in January 2019 to leave without effect to Mr Orcel’s appointment. Such decision was possible, among other reasons, as the contract that, in accordance to the Spanish Companies Act, any executive director must enter into, governing the services to be rendered had not been executed nor approved by the Board and attached to the relevant minutes, as requested. Such a contract was never either approved nor executed and as the appointment had not been submitted to our shareholders.

4.3 Board functioning and
effectiveness
The board is the highest decision-making body,
focusing on the supervisory function
Except in matters falling within the exclusive purview of the GSM, the board of directors is the Bank’s highest decision-making body and performs its duties with unity of purpose and independent judgement.
The board’s stated policy is delegating the day-to-day management of the Bank and the implementation of its strategy to the executive bodies and the management team. It focuses its activity on the general supervisory function and those functions that it cannot delegate as provided by law, the Bylaws, and the Rules and regulations of the board, which in summary are the following:

•	General policies and strategies (including capital and liquidity, new products, activities and services; internal culture and corporate values; risk control; remuneration policy; and compliance).

•	Financial information and general information reported to shareholders, investors and the general public, and the processes and controls that ensure the integrity of this information.

•
Policies for the provision of information to, and for, communication with shareholders, markets and public opinion, and supervision of the process of dissemination of information and communications relating to the Bank.

•	Internal audit plan and results.

•	Selection, succession and remuneration of directors.

•	Selection, succession and remuneration of senior management and other key positions.

•	Effectiveness of the Group’s corporate and internal governance system.

•	Significant corporate & investment transactions.

•	Calling the general shareholders’ meeting.

•	Governance-related matters in general, such as related party transactions.

•	Corporate and internal governance of the Bank and its Group, including the group-subsidiary governance model, corporate frameworks and relevant group internal regulation.
Structure of the board
The board has implemented a governance structure to ensure it discharges its duties effectively. Further details of this structure are provided in the next pages of this section and it can be split into four dimensions:

•
Group executive chairman and chief executive officer who, as further explained within this section 4.3, are the most senior executives for the strategic and ordinary management of the Bank, which the board is responsible for overseeing, ensuring at the same time that their roles are clearly separated and complementary.

•
A lead independent director who, as further explained within this section 4.3, is responsible for the effective coordination of non-executive directors and generally ensuring that they serve as an appropriate counter-balance to executive directors.

•	A board committee structure, which, as further described within this section 4.3, supports the board in three main areas:

•	In the management of the Bank by exercising decision-making powers through the executive committee.

•	In defining strategy in key areas, through the responsible banking, sustainability and culture committee and the innovation and technology committee.

•	In its supervisory functions and significant decision-making, through the audit, appointments, remuneration and risk supervision, regulation and compliance committees.

•	A board secretary, who, as further described within this section 4.3, supports the board, its committees and our chairman, and is also the general secretary of the Group.
Rules and regulations of the board
The board is governed by the rules set out in the Bank's Bylaws and the Rules and regulations of the board, both of which are available at www.santander.com.

•
Bylaws: Our Bylaws contain the basic rules and regulations that apply to the composition and functioning of the board of directors and its members' duties, which are supplemented and developed by the Rules and regulations of the board. They can be amended only by our GSM, as described in 'Rules governing amendments to our Bylaws' in section 3.2.

•
Rules and regulations of the board: The Rules and regulations of the board establish the rules of operation and internal organisation of the board of directors and its committees through the development of applicable legal and Bylaw provisions. These set out the principles that govern all action taken by the board and its committees and the rules of behaviour to be observed by its members.

The board amended its Rules and regulations on 26 February 2019 in order, among others:

•	To establish the audit committee to be composed entirely of independent directors and to strengthen its supervision functions over the non-financial information.

•	To broaden the mandate of the appointments committee in corporate governance matters taking up functions previously fell with the risk supervision, regulation and compliance committee.

182	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•	To expressly provide that the lead independent director must be a member of the appointments committee.

•	To include other minor changes in the composition and functioning of the appointments and remuneration committees anticipating the recommendations and good operating practices.
Our Rules and regulations of the board meet all legal requirements and adhere to the main principles and recommendations established in the Spanish Corporate Governance Code for Listed Companies of the CNMV of February 2015; the Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision of July 2015; as well as the guidelines established by the EBA in 'Guidelines on internal governance under Directive 2013/36/EU' that came into force on 30 June 2018.
Our rules on the audit committee also adhere to the recommendations and good operating practices established in Technical Guide 3/2017 of the CNMV, on Audit Committees of Public Interest Entities, of 27 June 2017. This committee also complies with the regulations applicable in the US because of the listing of our shares as American Depositary Shares on the New York Stock Exchange and with Rule 10A-3 under the Securities Exchange Act introduced by the Sarbanes-Oxley Act of 2002 (SOx), on requirements for the audit committees of companies.
Our rules on the appointments and remuneration committees also adhere to the recommendations and good operating practices established in Technical Guide 1/2019 of the CNMV, on Nomination and Remuneration Committees, of 20 February 2019.
Group executive chairman and chief executive officer
The Group executive chairman is Ms Ana Botín-Sanz de Sautuola y O’Shea and the chief executive officer is Mr José Antonio Álvarez Álvarez.
The roles of our Group executive chairman and chief executive officer are clearly separated, as follows:

Roles of the executive chairman and the CEO
Group executive chairman	Chief executive officer
•
The chairman is the highest-ranking officer of the Bank and the main Group representative vis-à-vis the regulators, authorities and other major stakeholders.
•
The chairman´s direct reports are the CEO and the senior managers in charge of long-term strategy of the Bank (such as Corporate Development), the corporate functions (such as Communications and General secretariat) and control (including Risk and Internal Audit) and those areas not directly related to the day-to-day management of the business.
•
The chairman also leads the appointment and succession planning of the senior management of the Bank.

•
The chief executive officer is entrusted with the day-to-day management of the business.
•
Accordingly, the chief executive officer’s direct reports are the senior managers in charge of the businesses (heads of the regional -Europe, North America and South America- and global businesses) and of the functions supporting the business (such as Finance, Financial control and IT & operations).

There is a clear separation of duties between those of the Group executive chairman, the chief executive officer, the board, and its committees, and various checks and balances that assure proper equilibrium in the Bank’s corporate governance structure, including the following:

•	The board and its committees oversee and control the activities of both the Group executive chairman and the chief executive officer.

•
The board of directors has delegated to each of the executive chairman and the chief executive officer all the powers of the board except those that cannot be delegated pursuant to the law, the Bylaws and the Rules and regulations of the board. The board directly exercises those powers in the performance of its general supervisory function.

•	The role of the lead independent director, who leads the appointment and succession planning for the Group executive chairman and plays a key role in corporate governance, as detailed below.

•	The audit committee is chaired by an independent director, considered to be a financial expert, as this term is defined in Regulation S-K of the Securities and Exchange Commission (SEC).

•	The Group executive chairman may not hold simultaneously the position of chief executive officer of the Bank.

•
The corporate risk, compliance and internal audit functions, as independent units, report to a committee or a member of the board of directors and have direct and unfettered access to the board when they deem it appropriate.

Lead independent director
The role of the lead independent director is key in our governance structure, as he oversees the proper coordination of non-executive directors and ensures that they serve as an appropriate counter-balance to the executive directors.

The following chart illustrates his functions and their application in 2019:

Duties of the lead independent director and activities during 2019
Duties	Activities during 2019
Facilitate discussion and open dialogue among the independent directors, including by coordinating meetings of non-executive directors and generally engaging with them to canvas their views.
Three meetings were held with non-executive directors, without executive directors being present, where they were able to voice any concerns or opinions. Furthermore, these meetings represented a valuable opportunity to discuss other matters including board training topics, performance of the executive directors and the functioning of the board committees.

Direct the regular assessment of the chairman of the board of directors and coordinate her succession plan.	Leadership in the annual assessment of the chairman in order to determine her variable remuneration.
Engagement with shareholders and other investors with the purpose of gathering information on their concerns, in particular, with regard to the Bank´s corporate governance.	See section 3.1 'Shareholder engagement'.
Replace the chairman in the event of absence with key rights such as the ability to call board meetings under the terms set down in the Rules and regulations of the board of directors.	The lead independent director chaired three meetings of the executive committee due to such absence.
Request that a meeting of the board of directors be called or that new items be added to the agenda for a meeting of the board.	Whilst no such meetings where called by the lead independent director, he remained fully engaged on board meeting content.
Board committee structure
The board currently has seven committees and one international advisory board.

For a description of the composition, functions, rules of operation and activities of:
•
The executive committee, see section 4.4.
•
The audit, appointments, remuneration, risk supervision, regulation and compliance, responsible banking, sustainability and culture, and the innovation and technology committees, see their activities reports in sections 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10 respectively.

	Voluntary committees (permitted under Bylaws)		Mandatory committees (required by law and under Bylaws)
	Decision-making powers	Support and proposal in strategic areas	Supervision, information advice and proposal functions in risk, financial information and audit, nomination and remuneration matters
Board committees	Executive committee	Responsible banking, sustainability and culture committee	Audit committee	Appointments committee
		Innovation and technology committee	Risk supervision, regulation and compliance committee	Remuneration committee
External advisory board		International advisory board (members are non-directors)
Secretary of the board
Mr Jaime Pérez Renovales is the secretary of the board. He assists the chairman in her duties and ensures the formal and material legality of all action taken by the board. He also ensures that good governance recommendations and procedures are observed and regularly reviewed.
The secretary of our board is the general secretary of the Bank, and also acts as secretary for all board committees; he does not need to be a director in order to hold this position.
A report from the appointments committee is required prior to submission to the board of proposals for the appointment or removal of the secretary.
Our board also has a deputy secretary to the board, Mr Óscar García Maceiras, who also acts as deputy secretary for all board committees and assists the secretary and replaces him in the performance of his duties in the event of absence, inability to act or illness.

Proceedings of the board
The board of directors held 18 meetings in 2019, 10 ordinary meetings and 8 extraordinary meetings. The Rules and regulations of the board provide that it shall hold no less than nine annual ordinary meetings, and one meeting at least quarterly.
The board holds its meetings in accordance with a calendar established annually and an agenda of matters to be discussed, without prejudice to any further items that may be added or any additional meetings that need to be held according to the business needs that may arise. Directors may also propose the inclusion of items on the agenda. Directors are duly informed of any modifications to the calendar or the agenda of matters to be discussed.
Likewise, the board keeps a formal list of matters reserved to it and will prepare a plan for the distribution of those matters between the ordinary meetings established in the provisional calendar approved by the board.

184	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The relevant documentation for each meeting of the board of directors and of the different committees to which the directors are members, is sent to the directors at least five business days before the board meeting and three business days before the corresponding committee meeting. The information, which is provided to the directors via secure electronic means, is specifically for the purpose of preparing these meetings. In the opinion of the board, that information is complete and is sent sufficiently in advance.
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
Our directors must attend the meetings in person and shall endeavour to ensure that absences are reduced to cases of absolute necessity. In this regard, the appointments committee supervises that the attendance of directors to board of directors and committee meetings is not under 75%. For further information, see 'Board and committees attendance' in this section 4.3. If directors are unable to personally attend a meeting, they may grant a proxy to another director, in writing and specifically for each meeting, to represent them for all purposes therein. Proxy is granted with instructions and non-executive directors may only be represented by another non-executive director. A director may hold more than one proxy.
The board may meet in various rooms at the same time, provided that interactivity and communication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting is thereby ensured.
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

The board may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of their functions.
The board is tasked with promoting and encouraging communication between the various committees, especially between the risk supervision, regulation and compliance committee and the audit committee, and also between the former and the remuneration committee and the responsible banking, sustainability and culture committee. In this regard, some committees hold joint meetings throughout the year and any director may attend and participate in, but not vote, at meetings of board committees of which they are not a member, by invitation of the chairman of the board and of the chairman of the respective committee, after having requested attendance to the chairman of the board. Furthermore, all members of the board who are not also members of the executive committee may attend the meetings of such executive committee at least twice a year, for which purpose they shall be called by the chairman.
During the year, directors that are not members of the executive committee attended 12 of the total of 42 meetings held.

Comparison of number of meetings heldA
	Santander	Average Spain	US average	UK average
Board	18	10.8	7.9	7.6
Executive committee	43	8.6	—	—
Audit committee	13	8.6	8.4	5.3
Appointments committee	12	6.5	4.7	4.1
Remuneration committee	11	6.5	6.0	5.2
Risk supervision, regulation and compliance committee	14	15	NA	5.8

A.	Source: Spencer Stuart Board Index 2019 (Spain, United States and United Kingdom).
NA: Not available.
The following chart shows the approximate allocation of time devoted by the board to each function in 2019.

2019 Approximate allocation of time of the board

Proceedings of the committees
The committees hold their meetings in accordance with a calendar, which includes at least four meetings, and an annual work plan established yearly. Each committee meets as many times as it is required to fulfil its responsibilities.
Meetings of committees are validly held when more than one-half of its members are present in person or by proxy. The committee adopts its resolutions by majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee has the tie-breaking vote. The committee members may grant a proxy to another member, although non-executive directors may only be represented by another non-executive director.
Committee members are provided with the relevant documentation for each meeting sufficiently in advance of the meeting date, thereby ensuring committee effectiveness.
The committees have the power to require executives to attend their meetings, by invitation from the chairman of the committee to attend under the terms established by the committee. The audit, appointments, remuneration and risk supervision, regulation and compliance committees may contract legal, accounting or financial advisers or other experts, at the Bank´s expense, to assist in the exercise of their functions. The other committees may do so with Board approval.
The post of secretary to all the committees corresponds, in a non-voting capacity, to the general secretary and secretary to the board, who is also head of the Group’s Human Resources area, fostering a fluid and efficient relationship with the different units that are expected to collaborate with, or provide information to, each committee.
Each committee chairman reports to the board of directors on the affairs discussed and the decisions made in the course of each committee meeting and, in addition, a copy of the minutes of each committee meeting and all the documentation provided for each committee meeting is made available to all directors.
Board and committee attendance
The table below shows the high rate of attendance to board and committee meetings.

Attendance to the board and committee meetings in 2019
Committees
Directors	Board	Executive	Audit	Appointments	Remuneration	Risk supervision, regulation and compliance	Innovation and technology	Responsible banking, sustainability and culture
Average attendance	97%	93%	98%	92%	98%	97%	97%	94%
Individual attendance
Ms Ana Botín-Sanz de Sautuola y O'Shea	18/18	38/42	_	_	_	_	4/4	4/4
Mr. Bruce Carnegie-Brown	17/18	34/42	_	13/13	11/11	_	3/4	_
Mr José Antonio Álvarez Álvarez	18/18	42/42	_	_	_	_	4/4	_
Ms. Homaira Akbari	18/18	_	13/13	_	_	_	4/4	4/4
Mr Ignacio Benjumea Cabeza de Vaca	18/18	42/42	_	_	11/11	14/14	4/4	4/4
Mr Javier Botín-Sanz de Sautuola y O’Shea	18/18	_	_	_	_	_	_	_
Mr Henrique de CastroA	8/8	_	3/3	_	3/3	_	2/2	_
Ms Sol Daurella Comadrán	17/18	_	_	12/13	11/11	_		3/4
Mr Guillermo de la Dehesa Romero	18/18	42/42	_	13/13	11/11	_	4/4	_
Mr Rodrigo Echenique GordilloB	18/18	10/15	_	6/7	_	_	_	_
Ms Esther Giménez-Salinas i ColomerC	18/18	_	_	3/3	_	14/14	_	4/4
Mr Ramiro Mato García-Ansorena	18/18	42/42	13/13	_	_	14/14	_	4/4
Ms Belén Romana García	18/18	38/42	13/13	_	_	14/14	4/4	4/4
Mr Álvaro Cardoso de Souza	15/18	_	_	_	_	12/14		3/4
Mrs Pamela WalkdenD	3/3	_	2/2	_	_	_	_	_

A.
Member of the board since 17 July 2019; member of the innovation and technology committee since 23 July 2019, member of the audit committee since 21 October 2019 and member of the remuneration committee since 29 October 2019.

B.	Left the executive committee on 1 May 2019 and is member of the appointments committee since that date.

C.	Member of the appointments committee since 29 October 2019.

D.	Member of the board and of the audit committee since 29 October 2019.

186	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The following table shows the average dedication of our directors to the board and committees:

Average dedication our directors to the board and committes
	Meetings per year	Average of hours per meeting of the membersA	Average of hours per meeting of the chairB
Board	18	120B	240B
Executive committee	42	210	420
Audit committee	13	130	260
Appointments committee	13	52	104
Remuneration Committee	11	44	88
Risk supervision, regulation and compliance Committee	14	144	288
Responsible banking, sustainability and culture Committee	4	20	40
Innovation and technology Committee	4	16	32
A. Includes the hours of preparation and attendance at meetings.
B. Of the 10 ordinary meetings held.
On average, each of our directors has dedicated approximately 50 days per year to their role as director (including their participation in the different committees), and 5 days for each board meeting, working daily 8 hours.
Directors must inform the appointments committee of any professional activity or position for which they are going to be proposed, so that the time commitment to the Group can be assessed on an ongoing basis, and any possible conflict of interest derived from such position can be verified.
Additionally, the annual suitability reassessment made by our appointments committee (see in section 4.6 'Appointments committee activities in 2019') allows us to keep up to date all information relating to the estimated time dedicated by directors to other positions and/or professional activities and to confirm their capacity to exercise good governance as directors of the Bank.
This allows the Bank to verify compliance with applicable legal requirements regarding the maximum number of company boards to which our directors may belong at the same time (no more than one executive position and two non-executive positions, or four non-executive positions, including positions held in the same Group as a single position and not including positions held at non-profit organisations or entities that do not pursue commercial activities).
Training of directors and induction programmes for new directors
Given the board´s commitment to continuously improve its functioning, an ongoing knowledge update and training programme for the board is in place, which is prepared at the beginning of each year and covers topical matters.
In 2019, seven training sessions were provided both by internal and external speakers.

Among others, the training programme included items relating to the publication of regulations concerning IFRS 16 (Leases) as well as IFRS 17 (Insurance Contracts) and their impact on the Group; regulatory and economic capital, as well as the Group's capital strategy; an explanation on the Group's new reporting to the market structure; an explanatory session on the Ebury investment opportunity prior to its approval; the responsible banking agenda, including a specific session on climate change; an update on anti-money laundering; the Agile working methodology; a review of the Risk Appetite Statement in 2019 and an informative session on new ways of working.
In addition, the board has robust induction and development programmes for new directors to develop their understanding of the Group’s business, including governance rules, where key members of the management of the Group provide detailed information on their areas of responsibility, while addressing any specific development needs identified in the director's suitability assessment process. In 2019 and in early 2020, Mr Henrique de Castro and Mrs Pamela Walkden completed their induction programmes, respectively. These programmes were designed for them on the basis of their experience and the specific induction needs identified during their assessment processes.
In 2019, as a result of the annual assessment of the board and its committees functioning, the board approved, among others, the development of induction programmes that incorporate visits to the Bank´s main subsidiaries, and that cover training on country-specific macroeconomic environment, business activities and regulation.
Assessment of the board
The board conducts a yearly assessment of its functioning and the effectiveness of its work. At least once every three years, the assessment process is conducted by an external independent consultant, whose independence is assessed by the appointments committee. The last external assessment took place in 2017.
Action Plan following the 2018 assessment
In 2018, the board assessment was carried out internally and the overall review was positive in terms of outcome and key findings. The exercise resulted in an action plan for further continuous improvement in board effectiveness, which focused mainly on the composition and organisation of the board, board dynamics and internal culture and the functioning of board committees.
During 2019, the implementation of the action plan was monitored by the appointments committee and the plan was successfully completed and implemented, enhancing the overall functioning and effectiveness of the board, which was periodically informed of the status of these actions.
2019 assessment
In 2019, the board conducted the assessment internally. The scope of the assessment included the functioning of the board and all of its committees, as well as individual performance of the chairman of the board of directors, the chief executive officer, the lead independent director, the secretary and each individual director.

The process, coordinated by the chairman of the Board and the lead independent director, followed the methodology and structure of previous assessments, based on a confidential, anonymous questionnaire that was fully completed by all of our board members and focused on the following aspects:

•
In relation to the board as a whole: (i) structure (size and composition; skills and competencies), (ii) organisation and functioning (planning of meetings, quality of reporting, training areas, reporting from committees) and (iii) dynamics and internal culture (including formal and informal engagement between the Board and the Executive).

•	In relation to the board committees: (i) leadership, size and composition, (ii) responsibilities and (iii) quality of reporting and timeliness.

•	Individual performance of the chairman of the board, the chief executive officer, the lead independent director and the general secretary.

•
In relation to the performance of each individual director: (i) willingness to speak up at meetings, (ii) contribution and receptiveness of the views of others, (iii) constructively challenging fellow directors and management, (iv) applying a strategic mindset to board and committee discussions and (v) bringing their own skills and experience to the board.

The results of the 2019 assessment process, the findings and specific actions of which were debated by the board and its committees, demonstrated directors´ overall satisfaction with improved effectiveness, and in particular revealed the following:

•	The appropriate size and level of independence within the board and committees, noting positive enhancements to the depth and breadth of board skills through recent appointments.

•	The overall quality and timeliness of information received, as well as the improvement made on agenda planning and content, which helps directors to focus on key strategic and business issues.

•	The overall rigour and depth of induction programs for new directors.

•
The open and transparent discussions and constructive challenge of senior management during meetings and the importance of having visibility of emerging talent to ensure effectiveness of the internal succession plans.

•	The effective leadership and operation of committees in supporting the board and the ongoing need to ensure time is allowed to cover the topics scheduled.

•
The positive overall performance of the chairman of the board, CEO, lead independent director and general secretary and the high degree of confidence in these individual's competence to serve their roles to a high standard.

As a result of the assessment, on 27 February 2020, the board, with the prior report of the appointments committee, approved an action plan with improvements in the following areas:

•
Structure of the board: As a part of any future Board refreshment, consider strengthening board composition to increase its experience in financial and auditing, technology and coverage of Latam and Mexican markets.

•	Organisation and functioning of the board:

•
Continue to monitor the proper balance between the mandatory regulatory agenda and business topics, the continued quality of Board and Board Committee papers covering material matters and associated analysis, distributed -sufficiently in advance to facilitate challenge. Ultimately this will continue to help ensure that board time is used optimally given the increasing demands and challenges faced given the uncertain economic and geo-political environment.

•
Continue to develop directors' ongoing training, development and knowledge refreshment programs to ensure that they include relevant matters, resulting in the constant update of their knowledge and the proper performance of their duties.

•
Board dynamics and internal culture: continue to provide dynamic and agile opportunities, inside and outside the boardroom, for the board to develop its interaction with senior executives and broader talent. This will include engaging local teams during country visits, ultimately ensuring confidence in internal succession plans.

•	Board committees:

•
Keep the current composition of the executive committee under review, especially taking into account the ongoing reform of the Spanish Corporate Governance Code, where the recommendation to have an executive committee aligned with the composition of the board may change.

•
Further optimise the role and -functioning of the board innovation and technology committee- given the complementary work of the International Advisory Board and keep under review the coordination mechanisms between their respective roles.

Other improvements in governance
Given the key importance of ensuring that changes in the senior management are smooth, ensuring continuity and stability, during 2019 the appointments committee performed an overall review of the succession planning process both for the directors and the key managerial roles to identify areas of improvement. These improvements were included in the updating of the succession policy for managerial positions throughout the Group, approved by the board on 27 February 2020, and will also be included in the updating of the policy for the selection, suitability assessment and succession of directors to be submitted to the board for approval, based on the proposal of said committee, in March 2020. The succession planning review resulted in an improved process with a clear methodology and responsibilities' allocation, as well as overall effectiveness monitoring and controls. It also provides for regular reporting to the board, with pre-defined risk-based indicators to be analysed at an appropriate level of detail, which will ensure supervision of the process effectiveness and of the risks related to key roles succession.

188	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

4.4 Executive committee activities
in 2019
Composition

Composition		Category
Chairman	Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive
Members	Mr José Antonio Álvarez Álvarez	Executive
	Mr Bruce Carnegie-Brown	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external
	Mr Guillermo de la Dehesa Romero	Other external
	Mr Ramiro Mato Garcia-Ansorena	Independent
	Ms Belén Romana Garcia	Independent
Secretary	Mr Jaime Pérez Renovales
During 2019, Mr Rodrigo Echenique stepped down as a member of the committee.
Functions
The executive committee is a basic instrument for the corporate governance of the Bank and its Group. It exercises by delegation all the powers of the board, except those which cannot be delegated pursuant to the law, the Bylaws or the Rules and regulations of the board. This allows the board to focus on its general supervisory function. Oversight of the executive committee is ensured through regular reports submitted to the board on the principal matters dealt with by the committee and by making available to all directors the minutes of its meetings and all the supporting documentation made available to it.
How the committee works
The board of directors determines the size and qualitative composition of the executive committee, adjusting to efficiency criteria and reflecting the guidelines for determining the composition of the board. The executive committee, although it does not exactly replicate the qualitative composition of the board of directors, since the presence of all executive directors must be combined with a size that allows an agile development of their functions, is aligned with having a majority of external directors, including three independent directors. The secretary of the board is also the secretary of the executive committee.
The executive committee meets as many times as it is called to meet by its chairman or by the vice chairman in her absence. It generally meets once a week.
'Proceedings of the committees' in section 4.3 above contains further details on the general rules applicable to the functioning of the board committees.
Main activities in 2019
During 2019 the executive committee took action relating to business of the Group, the main subsidiaries, risk matters, corporate transactions and the main matters that are subsequently submitted to the full board:

•	Earnings: The committee was kept up to date on Group earnings, and their impact on investors and analysts.

•
Business performance: The committee was kept continuously and fully informed of the performance of the Group’s various business areas, through management reports or specific reports on determined subjects submitted. It was also informed of various projects relating to the transformation and development of the Group’s culture (Simple, Personal and Fair).

•
Information reported by the chairman: The chairman of the board of directors, who also chairs the executive committee, regularly reported on key aspects relating to Group management, strategy and institutional issues.

•
Corporate transactions: The committee analysed and, where applicable, approved corporate transactions carried out by the Group (investments and divestments, joint ventures, capital transactions, etc.).

•	Banco Popular: The committee continously monitored Banco Popular integration process and its associated risks and mitigating controls.

•
Risks: The committee was regularly informed about the risks facing the Group and, within the framework of the risk governance model, made decisions about transactions that had to be approved by it due to their amount or relevance.

•
Subsidiaries: The committee received reports on the performance of the various units and, in line with current internal procedures, authorised transactions and appointments of directors and some key positions of subsidiaries.

•
Capital and liquidity: The committee received frequent information on the performance of capital ratios and of the measures being used to optimise these ratios, in addition to reviewing regulatory plans.

•	Talent and culture: The committee received ongoing reports of the implementation of the corporate culture and values within the Group, including the results of the Annual Engagement Survey.

•
Activities with supervisors and regulatory matters: The committee was regularly informed of the initiatives and activities of supervisors and regulators, in addition to projects to ensure compliance with its recommendations and regulatory changes.

•	Governance models: The committee approved the governance policy for factories and investees.

•
Issuances by delegation from the board: Under the delegation conferred by the 2019 AGM, and the subsequent sub-delegation of the board of directors' powers in its favour, the committee resolved to issue preferred securities contingently convertible into newly issued ordinary shares of the Bank and to make other debt issuance.

In 2019, the executive committee held 42 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and the average estimated time dedicated by each member of the committee to prepare for, and participate in, meetings held in 2019.
4.5 Audit committee activities in 2019
This section constitutes the audit committee activities report prepared by the committee on 24 February 2020 and approved by the board of directors on 27 February 2020.
Composition

Composition		Category
Chairman	Ms Belen Romana Garcia	Independent
Members	Ms Homaira Akbari	Independent
	Mr Henrique de Castro	Independent
	Mr Ramiro Mato García-Ansorena	Independent
	Mrs Pamela Walkden	Independent
Secretary	Mr Jaime Pérez Renovales
The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's scope and responsibilities.
Specifically, Ms Belén Romana García, the committee’s chairman, is considered to be a financial expert, as defined in SEC Regulation S-K, based on her training and expertise in accounting, auditing and risk management, and as a result of having held various positions of responsibility at entities in which knowledge of accounting and risk management was essential.
For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
During 2019, Mr Carlos Fernández stepped down as a member of the committee. Mr Henrique de Castro and Mrs Pamela Walkden were appointed new members of the committee on 21 October 2019 and 29 October 2019, respectively.
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
The lead partner is Mr Alejandro Esnal. As an audit leader for banking, he participates actively in committees and working groups of the sector and collaborates proactively with the financial regulation department, on matters such as the restructuring of the sector or the strengthening of banking practices.

Report on the independence of the external auditor
The audit committee has verified the independence of the external auditor, at its meeting of 24 February 2020 and prior to the issuance of the 2019 auditor’s report on the financial statements. This verification was conducted in line with the terms established under section 4.f) of article 529 quaterdecies of the Spanish Companies Act, and under article 17.4.c)(iii) of the Rules and regulations of the board, concluding that, in the committees’ opinion, there are no objective reasons for doubting the independence of the external auditor.
To evaluate the independence of the external auditor, the committee has considered the information included under section 'Duties and activities in 2019' below on the remuneration of the auditor for audit services and any other services and the written confirmation from the external auditor itself confirming its independence with respect to the Bank under the applicable European and Spanish legislation, the SEC rules and the rules of the Public Company Accounting Oversight Board (PCAOB).
Proposed re-election of the external auditor for 2020
As indicated in section 3.6 'Our coming 2020 AGM', the board of directors, following the proposal of the audit committee, has submitted to our 2020 AGM the re-election of PwC as external auditor for 2020. In case that PwC is re-elected, and Mr. Esnal continues as the lead partner in auditing the accounts, this would be his last year as lead partner of the auditor, according to the Spanish Law on Auditing.

190	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Duties and activities in 2019
This section contains a summary of the audit committee’s activities in 2019, classified in accordance with the committee’s duties.

Duties	Actions taken
Financial statements and other financial and non-financial information
• Review the financial statements and other financial and non financial information
•
Reviewed the individual and consolidated financial statements and directors´ reports for 2019 and endorsed their content, prior to their authorisation for issue by the board, and ensured compliance with legal requirements and the proper application of generally accepted accounting principles and that the external auditor issued the corresponding report with regard to the effectiveness of the Group’s system of internal control of financial reporting (ICFR).
•
Endorsed quarterly the financial information statements dated 31 December 2018, 31 March, 30 June and 30 September 2019, respectively, prior to their approval by the board and their disclosure to the markets and to supervisory bodies.
•
Reviewed other financial information such as: annual corporate governance report; DRA filed with CNMV; Form 20-F with the financial information of 2018, filed with SEC; the half-yearly financial information filed with CNMV and with SEC in Form 6-K, and the Group’s interim consolidated financial statements specific to Brazil.
•
Analysed the goodwill ascribed to Santander UK and determination of an accounting impairment as a result. To do this, review of the change in the outlook for Santander UK as a result of a challenging regulatory environment, including the various negative impacts of the Banking Reform Act (ring-fencing), the competitive pressure in the country and the impact that uncertainty relating to Brexit has had on UK economic growth
•
Reviewed the non-financial and diversity information that the Bank must disclose pursuant to applicable legal provisions.

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

• Relations with the external auditor
•
The external auditor attended 12 of 13 committee meetings held in 2019, serving as a channel of communication between the external auditor and the board.
•
The committee met two times with the external auditor without the presence of the Bank’s executives relating to the audit work.

• Assessment of the auditor’s performance
•
Performed an evaluation of the external auditor and how it has contributed to the integrity of the financial information considering, amongst others, its work and the opinion of the different units and divisions. In this evaluation, the committee was informed by the auditor and also analysed the results of any inspections carried out by the regulators on PwC.

Duties	Actions taken
Independence
• PwC’s remuneration for audit and non- audit services	• Monitored the remuneration of PwC; the fees for the audit and non-audit services provided to the Group that were as follows:
	EUR million
		2019	2018	2017
	Audits	98.2	92.1	88.1
	Audit-related services	7.4	6.8	6.7
	Tax advisory services	0.7	0.9	1.3
	Other services	2.3	3.4	3.1
	Total	108.6	103.2	99.2

The 'Audits' heading includes mainly, audit fees for the Banco Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of 30 June and, the regulatory reports required by the auditor corresponding to the different locations of Santander Group.
The main fees included in 'Audit-related services' heading correspond to the issuance of comfort letters or other reviews required by different regulations in relation to securitization and other matters.
The amount of fees paid for non-audit works and the percentage they represent of all fees invoiced to the company and/or its group a is as follows:

		Company	Group companies	Total
	Amount of non-audit work (EUR thousand)	199	2,824	3,023
	Amount of non-audit work as a % amount of audit work	0.2%	2.6%	2.8%
	In 2019, the Group commissioned services from audit firms other than PwC for an amount of EUR 227.6 million (173.9 and 115.6 EUR million in 2018 and 2017, respectively).
• Non-audit services. Assess threats to the independence and the safeguard measures
•
Reviewed services rendered by PwC, and verified its independence. For these purposes:
•
Verified that all services rendered by the Group’s auditor, including audit and audit-related services, tax advisory services and other services detailed in the section above, met the independence requirements set out in the applicable regulation.
•
Verified the ratio of fees received during the year for non-audit and audit-related services to total fees received by the auditor for all services provided to the Group, with this ratio for 2019 standing at 2,8%
•
Average fees paid to auditors in 2019 for non-audit and related services account for 12% of total fees paid as a benchmark according to available information on the leading listed companies in Spain.
•
Verified the ratio of fees paid for all items relating to the services provided to the Group to total fees generated by PwC as a firm in 2019. Group’s total fees paid are less than 0,3% of PwC’s total revenue in the world.
•
Reviewed the banking transactions performed with companies related to PwC, concluding that no transactions have been carried out that compromise PwC’s independence.

• External auditor independence report	• After considering the information detailed above, the committee issued the 'Report on the independence of the external auditor', which information is provided at the beginning of this section.
Re-election of the external auditor
• Re-election of the external auditor	• Proposed to the board, for subsequent submission to the 2020 AGM, the re-election of PwC as the external auditor of the Bank and its consolidated Group for 2020.
Internal audit function
• Assess the performance of Internal audit function
•
Supervised the internal audit function and ensured its independence and efficacy throughout 2019.
•
Reported on the progress of the internal audit plan, allowing the committee to have an exhaustive control on Internal audit recommendations and ratings of the different units and corporate divisions. The chief audit executives of the main units and corporate divisions have reported at least once to the committee during 2019 and the intention is to maintain this discipline for 2020.
•
Representatives of the Internal Audit division attended 12 of 13 meetings held by the audit committee in 2019; one of them with the chief audit executive without the presence of other executives or the external auditor.
•
Proposed the budget of internal audit function for 2020, ensuring that it has the material and human resources necessary to carry out its function.
•
Reviewed the annual audit plan for 2020, based on a comprehensive risk assessment, and submitted it to the board for approval.
•
Received regular information of the internal audit activities carried out. In 2019, there was an improvement in the overall distribution of audit ratings, in part due to continued focus on building a stronger control environment. All audit reports issued were subject to additional scrutiny by the committee with the relevant business areas required to present their action plans to it.
•
Reviewed the application of the measures included in the strategic internal audit plan for the 2019-2022 period.
•
Assessed the adequacy and effectiveness of the internal audit function when performing its mission, as well as the chief audit executive’s performance in 2019, which was reported to the remuneration committee and to the board in order to establish his variable remuneration.

192	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Duties		Actions taken
Internal control systems
• Monitor the efficacy of internal control systems	•
•
Received information on the process of evaluating and certifying the Group’s internal control model (ICM) for 2018 and assessed its effectiveness, in compliance applicable regulations with the CNMV ICFR and SEC Sarbanes-Oxley Act (SOX). The main focus during the year was the reduction of risks associated with risk control. To this end specific remediation plans are in force and regular updates are being provided to the committee.
•
Reviewed the effectiveness of the Bank’s internal controls on the generation of financial information contained in the Group’s consolidated annual report filed in the US (Form 20-F) for 2018, as required by the SOX, concluding that, in its opinion, the Group maintained effective internal control over said financial information, in all material aspects.

• Whistleblowing channel	•
•
Received information from the Compliance & Conduct area about the activity of the whistleblowing channel ("Canal Abierto") specially in regard to issues relating to questionable financial and accounting practices and the process of generating financial information, auditing and internal controls, verifying that in 2019 there was no claim regarding these issues filed through this channel.

• Coordination with Risk	•
•
Developed different activities to ensure that the internal audit plan is properly addressed towards the relevant risks of the Group and joint meetings with board risk supervision, regulation and compliance committee in order to share information regarding model risk, IT and obsolescence risk, whistleblowing, policy on outsourcing of services, implementation of the EBA Guidelines and other matters.

• Other activities		• The committee was informed of the progress made on the Group's digital strategy and the Bank's policies of third-party suppliers.
Related-party and corporate transactions
• Creation of entities in countries considered tax havens
•
Endorsement of a criteria for the approval of the creation or acquisition of shareholdings in entities domiciled in countries or territories which have the consideration of tax havens, in line with the Bank’s commitment to limit and control the reputational, tax and legal risks arising from investments in entities domiciled in tax havens.
•
The committee was informed by the head of Tax unit about the activities of the of-shore entities of the Group established according to current Spanish regulation. See note 3 c) in the 'Notes to the consolidated annual accounts'.

• Approval of related party transactions
•
Reviewed that the transactions carried out by the Bank with related parties did not meet the terms envisaged by law and in the Rules and regulations of the board and did not require approval from the governing bodies. No member of the board of directors, direct or indirectly, has carried out any significant transactions or any transaction on non-customary market conditions with the Bank. The committee has examined the information regarding related party transactions in the financial statements. See section 4.12 'Related-party transactions and conflicts of interest'.
•
Reviewed, and with its favourable report, submitted to the board for its approval the update of the policy for admission, authorisation and monitoring of financial transactions with directors and members of senior management of the Bank.

• Transactions involving structural or corporate modifications
•
Reviewed the transactions involving structural or corporate modifications planned by the Group during 2019 prior to the submission to the board of directors, analysing their economic conditions and the accounting and internal audit impact.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information		• At our 2019 AGM, Ms Belén Romana, acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the audit committee.
• Corporate documentation for 2019
•
Drafted the report of the committee for the year 2019, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2020 identified following the assessment carried out by the board and its committees.

Time devoted to each task
In 2019, the audit committee held 13 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and on the estimated average time devoted by them to preparing and participating in such meetings.
The chart below shows the distribution of the approximate time dedicated to each task by the committee in 2019.
Annual assessment of the functioning of the committee and fulfilment of the goals set for 2019
The committee’s effectiveness during 2019 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the audit committee.
In 2019, the committee addressed all the challenges put forward for the year and identified in the 2018 activities report, especially regarding coordination with units and divisions. Different activities have been conducted in order to facilitate effective oversight, agree key matters and sharing of Group expectations across the main geographies of the Group with the participation of the Group audit committee Chairman in different units’ audit committee meetings held during 2019.
The second Santander audit committee Chairs convention was held in May 2019 with a special focus on the following key areas: Internal audit and the concept of the hub; accounting and financial control and focus on internal control environment; T&O with special attention to cyber and obsolescence; the external auditor; the importance of the internal control environment and risk assessment; and the focus of supervisors on capital, models and governance matters.
Also, the committee has strengthened its audit and financial skills increasing its size (from four to five members). There has been appropriate director training on financial and audit topics, including amongst others, IRFS 16 and IRFS 17.
The self-assessment process positively rated both the composition of the committee and the very high degree of dedication among its members, as well as the chairman’s leadership. The frequency of its meetings were also found to be appropriate for its proper functioning and for the performance of their duties of supporting, informing, proposing and advising the board. Sufficient and accurate documentation provided on the topics discussed strengthened the quality of debate among members and facilitated sound decision-making.
2020 priorities
The committee has identified the following priorities for 2020:

•
The replacement of the committee Chair after four years since her appointment (according to the Spanish Companies Act and the Rules and regulations of the board) and the ongoing effectiveness of the committee.

•
Continue working on coordination with main units and divisions developing mechanisms to share information on a regular basis. Schedule the agenda of the committee to ensure that key local topics and internal audit issues are adequately covered.

•
Continue working on the achievement of a cross view of certain key topics by the so called ‘white books’, to ensure a proper oversight and monitor units and divisions taking into account the ratings provided by Internal Audit.

•	Further strengthening of the internal control environment risk assessment, digital transformation and relations with third parties suppliers.
4.6 Appointments committee
activities in 2019
This section constitutes the appointments committee activities report prepared by the committee on 24 February 2020 and approved by the board of directors on 27 February 2020.
Composition

Composition		Category
Chairman	Mr Bruce Carnegie-Brown	Independent
Members	Ms Sol Daurella Comadrán	Independent
	Mr Guillermo de la Dehesa Romero	Other external
	Mr Rodrigo Echenique Gordillo	Other external
	Ms Esther Giménez-Salinas i Colomer	Independent
Secretary	Mr Jaime Pérez Renovales
The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's mission.
For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
During 2019, Mr Carlos Fernández and Mr Ignacio Benjumea stepped down as members of the committee. Furthermore, Mr Rodrigo Echenique and Ms Esther Giménez-Salinas i Colomer were appointed new members of the committee on 1 May and 29 October 2019, respectively.

194	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Duties and activities in 2019
This section contains a summary of the appointments committee activities in 2019, classified in accordance with the committee’s duties.

Duties	Actions taken
Appointments and removal of directors and committee members
• Selection, suitability assessment and succession policy and renewal of the board and its committees
•
Updated the policy for the selection, suitability assessment and succession of directors to include the new gender equality target for the board (presence of women of 40% to 60%).
•
Ensured that the procedures for selecting board members guaranteed the individual and collective suitability of directors, fostering diversity of gender, experience and knowledge, and conducted the relevant analysis of the necessary competencies and skills for the position, and assessing the time and dedication required to properly perform the role.
•
Continued playing a leading role in the process on the appointment of both board members and top management executives as well as succession planning, including the chairmanship of committees.
•
Assessed the composition of the board committees to ensure continuity of appropriate skillset and experience, overall stability and appropriate distribution for the continued development of their duties.
•
Continued monitoring overall skills and competencies of the board of directors, including the need for coverage of strategic markets for the Bank and ongoing need for technology, digital strategy, banking, finance and regulatory experience and expertise.
•
Performed continuous oversight on appointments of key positions and regular review of leadership succession plans from a strategy perspective.
•
Ensured that in any appointment proposal the selection of the candidate pool, associated interview process and appointment decision actively took into account diversity.

• Appointment, re-election, ratification and removal of directors, and committee members
•
Examined the overall composition and skills of the board of directors and board committees to ensure that they are appropriate and identified, utilising the skills matrix, the desired areas of expertise and experience profiles for recruitment which informed the selection process.
•
Analysed the candidates presented, as well as their credentials, and assessed their skills and suitability for the position.
•
Submitted a proposal to the board, for subsequent submission to the AGM, for the appointment of Mr Henrique de Castro and the appointment by co-option of Mrs Pamela Walkden as new independent board members, and the re-election of Mr Javier Botín, Mr Ramiro Mato, Mr Bruce Carnegie-Brown, Mr José Antonio Álvarez and Ms Belén Romana.
•
Took note of the resignation of Mr Carlos Fernández as director, before his tenure expired.
•
Regarding the appointment of Mr Andrea Orcel as Group chief executive officer, in a joint appointment and remuneration committee meeting held on January 2019, it was proposed to the board not to continue with the appointment due to the reasons provided in the relevant material fact and other communications published.
•
Submitted proposals to the board regarding changes in the composition of the board committees, to further strengthen their performance and support to the board in their respective areas, according to the best international practices and our internal Rules and regulations of the board (see 'Board committees' in section 1.1).
•
Submitted a proposal to the board for the appointment of Ms Nadia Schadlow as new member of the international advisory board and, upon completion of one year of their term of office and in accordance with the Bylaws, the re-election of the rest of its members (see section 4.11 'International advisory board').

Succession planning
• Succession planning for executive directors and senior management
•
Analysed proposals for the updating and improvement of the selection, suitability assessment and succession policy for directors, approved by the board on 27 February 2020.
•
Continued the regular review and supervision of talent and succession plans from executive directors, senior management and key positions throughout the Group. This helped to ensure that sufficiently qualified personnel are available to allow for the execution of Group´s strategic plans without interruption, safe-guard business continuity and avoid any relevant functions not being taken care of.

Verification of the status of directors
• Annual verification of the status of directors
•
Verified the classifications of each director (as executive, independent and other external) and submitted its proposal to the board of directors for the purpose of its confirmation or review in the annual corporate governance report and at the AGM. See section 4.2 'Board composition'.
•
When assessing the independence of directors, the committee has verified that there is no significant business relationship between the Group and the companies in which they are, or have previously been, significant shareholders or directors and, in particular, with regard to the financing granted by the Group to these companies. In all cases, the committee concluded that the existing relationships were not significant because, among other reasons, the business relationships: (i) for business relationships consisting in financing: (a) do not generate a situation of economic dependence in the relevant companies in view of the ability to substitute such financing for other sources of funding, either bank-based financing or other, and (b)) are aligned with the market share of Santander Group within the relevant market, and (ii) have not reached certain comparable materiality thresholds used in other jurisdictions as reference: e.g. NYSE, Nasdaq and Canada’s Bank Act.

Duties	Actions taken
Periodic assessment
• Annual suitability assessment of directors and key function holders
•
Assessed the suitability of the members of the board, the senior management, those responsible for internal control functions and those holding key positions of the Group, ensuring that they have commercial and professional integrity, and suitable knowledge and experience to perform their duties. In addition, the committee concluded that the board members are capable of carrying out good governance of the Bank, evaluating their attendance at the meetings of the board and of the committees of which they are members, and having verified an average attendance of approximately 95.75%, without any of them presenting a level of attendance at the board and the committees of which they are currently members below the minimum threshold of 75%, so no further action by the committee was needed in this respect. They also have capacity to make independent and autonomous decisions for the Group´s benefit.
•
During 2019, the committee was not informed by any director of the Bank, and, to the best of its knowledge, had no awareness, of any circumstance or situation that may harm the credit and reputation of the company, that had to be considered by the committee.

• Potential conflicts of interest and other directors´professionals activities
•
Examined the information provided by the directors regarding other professional activities or positions to which they had been proposed concluding that such obligations did not interfere with the dedication required as Bank directors and that they were not involved in potential conflicts of interest that could affect the performance of their duties.

• Board self-assessment process
•
In coordination with the executive chairman, the 2019 self-assessment was performed internally, without the assistance of an external expert. The scope of the assessment included the board and all its committees, as well as the Group executive chairman, the chief executive officer, the lead director, the secretary and each director. See 'Self-assessment of the board' in section 4.3.
•
Updated and submitted the board skills and diversity matrix to the board of directors for approval. See section 4.2 'Board skills and diversity matrix'.

Senior management
• Assessment of senior executive vice chairman and other key positions
•
The committee issued favourable opinions, among others, regarding the following appointments, agreed by the board of directors:
•
Mr Javier San Félix as head of the new global unit focused on payments services called Santander Global Payments Service.
•
Ms Marjolein van Hellemondt-Gerdingh as the new chief compliance officer (CCO) replacing Ms Mónica López-Monís, appointed head of supervisory and regulatory relations.
•
Mr José Luis de Mora as new head of Santander Consumer Finance, S.A. replacing Ms Magda Salarich.
In addition, the committee assessed favourably on the appointment of directors and members of senior management of the main subsidiaries of the Group.

• Simplification and change management structure. Simplified organisational structure
•
The committee issued a favourable opinion, regarding the creation of three new roles to manage the three geographies where the Bank operates. In order to improve co-operation and decision-taking in the execution of the Group’s global strategy:
•
Europe, led by Mr Gerry Byrne as head of Europe, with the country heads of Spain, Portugal, UK, Poland and Consumer Finance reporting to him.
•
South America, led by Mr Sergio Rial as head of South America, with the country heads of Chile, Argentina, Uruguay and the Andean region reporting to him.
•
North America, led by Mr Héctor Grisi with the country head of USA reporting to him.

Internal Governance
• Oversee internal governance including Group subsidiary governance
•
Assessed the suitability of a number of appointments and/or re-elections to Group’s subsidiaries subject to the Group’s appointments and suitability procedure and oversee subsidiary Board composition to ensure that they remain appropriately composed.
•
Received periodic explanations of the new governance regulatory developments, and emerging governance trends, and best governance practices and implications for the Group.
•
Reviewed and submitted for board approval amendments to the Rules and regulations of the board of directors, in line with the CNMV Technical Guide 1/2019 on Nomination and Remuneration committees of 20 February 2019.
•
Reviewed a proposed approach for remunerating those Group board members who serve on subsidiary boards in a non-executive capacity.
•
Verified the monitoring of guidelines of the subsidiaries with the GSGM in relation to the board and board committees of structure of the subsidiaries and their duties in line with best practices.
•
Proposed and approved the appointment of lead Group-nominated directors sitting on subsidiary boards to ensure that those persons representing the significant shareholder on subsidiary boards are suitable and fully aware of their duties and responsibilities.

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information
•
At our 2019 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the committee.
•
Received an overview of the highlights and results from the 2019 AGM.
•
Reviewed the work undertaken jointly by the Lead Independent Director and the Shareholders and Investor Relations team, as well as feedback from the investors and shareholders regarding the Group's corporate governance arrangements.

• Corporate documentation for 2019
•
Drafted the report of the committee for the year 2019, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2020 identified following the assessment carried out by the board and its committees.
•
Reviewed the annual corporate governance report.

196	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Time devoted to each task
In 2019, the appointments committee held 13 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and on the estimated average time devoted by them to preparing and participating in such meetings.
The chart below show the distribution of the approximate time dedicated to each task by the committee in 2019.
Annual assessment of the functioning of the committee and fulfilment of the goals set for 2019
The committee’s effectiveness during 2019 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review.
In 2019, the committee addressed all the challenges put forward for the year and identified in the 2018 activities report.
Different activities have been conducted on the Bank’s cultural transformation. The committee received information about the Talent Development Programs and Human Resources initiatives focused on training and adapting the workforce of Santander to future needs.
In terms of diversity, we have moved to full gender equality at board level (presence of women of 40% to 60%) and Mr Henrique de Castro and Mrs Pamela Walkden have been appointed as new independent board members bringing broader diversity to the Board, in line with the best practice.
Following the aim to continuously improve the effectiveness of the board and the committees, the committee had an active role with the review and discussion of the annual board and committees effectiveness assessment, and subsequent follow-up of its implementation plan. The committee continued driving improvement of corporate governance across the Group, focusing especially on the effective functioning of the board and adequate oversight and control of its subsidiaries' operations.
The committee continued with the regular review of succession plans of members of the board and senior management relating to current and future strategy and potential challenges the business may face.
The self-assessment process positively rated the overall effectiveness of the committee, including the chairman’s leadership. Sufficient and accurate documentation provided on the topics discussed strengthened the quality of the debate among members and sound decision-making.
2020 priorities
The committee has identified the following priorities for 2020:

•
Corporate governance and subsidiary governance: driving continuous improvement of corporate governance across the Group, focusing especially on the effective composition and functioning of board of directors and adequate oversight and control of its subsidiaries operations. Follow up on governance developments (trends, regulation, and best practices) and the implications for the Group, and keep under continuous review the emerging skill sets and experience required of board members. The committee will continue receiving feedback from investors and analysts provided to the Chairman, to the head of Investors Relations and to the head of Internal governance.

•
Succession planning: continuous focus on succession management and regular review of plans having regard to current and future strategy and potential challenges the business may face when identifying future leadership needs and the development of internal succession.

•	Diversity: the Bank will continue to strive toward gender balance and broader diversity. Focus on subsidiaries oversight in this respect.
4.7 Remuneration committee activities in 2019
This section constitutes the remuneration committee activities report prepared by the committee on 24 February  2020 and approved by the board of directors on 27 February 2020.
Composition

Composition		Category
Chairman	Mr Bruce Carnegie-Brown	Independent
Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external
	Ms Sol Daurella Comadrán	Independent
	Mr Guillermo de la Dehesa Romero	Other external
	Mr Henrique de Castro	Independent
Secretary	Mr Jaime Pérez Renovales
The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's mission.
For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
During 2019, Mr Carlos Fernández stepped down as a member of the committee, and Mr Henrique de Castro was appointed new member of the committee on 29 October 2019.

Duties and activities in 2019
This section contains a summary of the remuneration committee’s activities in 2019, classified in accordance with the committee’s duties.

Duties	Action taken
Remuneration of directors
• Individual remuneration of directors in their capacity as such
•
Analysed the individual remuneration of directors in their capacity as such based on the positions held by the directors on the collective decision-making body, membership on, and attendance at, the various committees, and any other objective circumstances evaluated by the board.
•
Submitted a proposal to the board to keep unchanged all the remuneration components.

• Individual fixed remuneration for executive directors	• Proposed to the board to maintain the gross annual salary for executive directors in 2020 as in the prior year.
• Individual variable remuneration for executive directors
•
Submitted a proposal to the board, for subsequent submission to the 2019 AGM, for the approval of a maximum level of variable remuneration up to 200% of the fixed component for executive directors and persons belonging to categories of staff whose professional activities (excluding control functions) have a material impact on the risk profile of the Group (the 'Identified Staff' or 'Material Risk Takers').
•
Determined the annual variable remuneration for 2018 payable immediately and the deferred amounts, part of which are established as a maximum and are conditioned to compliance with long term objectives established for executive directors. These are approved by the board, taking into account the directors´ remuneration policy, based on the individual level of achievement of the annual performance targets and the weightings previously established by the board.
•
As part of the directors´ remuneration policy, the committee submitted a proposal for the annual performance indicators and targets to be used for the calculation of the annual variable remuneration for 2020, to be approved by the board. In addition, it established the achievement scales for annual and multi-year performance targets and their associated weightings, for submission to the board.

• Director’s remuneration and executives compensation agreements
•
Regarding the appointment of Mr Andrea Orcel as Group chief executive officer, in a joint meeting of the appointment and remuneration committees held in January 2019, it was proposed to the board not to continue with the appointment due to the reasons provided in the relevant material fact and other communications published.

• Share plans
•
Submitted a proposal to the board, for subsequent submission to the 2019 AGM regarding the approval of the application of remuneration plans involving the delivery of shares or share options (deferred multiyear targets variable remuneration plan, deferred and conditional variable remuneration plan, application of the Group’s buy-out policy and plan for employees of Santander UK Group Holdings plc. and other companies of the Group in the UK. A proposal for first year was the Digital Transformation Award designed to provide the Group with a tool to attract and retain resources that drive long term share value creation through the achievement of key digital milestones).

• Propose the directors' remuneration policy to the board
•
Submission of a proposal to the board, for subsequent submission to a binding vote at the 2019 AGM, regarding the approval of the directors´ remuneration policy for 2019, 2020 and 2021, and the committee issued the required explanatory report regarding the directors' remuneration policy.

• Propose the annual directors' remuneration Report to the board
•
Submission of a proposal to the board, for subsequent submission to a consultative vote at the 2019 AGM, regarding the annual directors’ remuneration report.
•
The committee assisted the board of directors in supervising compliance with the director remuneration policy.
•
The committee was informed by the lead independent director about contact with key shareholders and proxy advisors on remuneration issues for executive directors.
•
Scheduled one joint session with the risk supervision, regulation and compliance committee in order to verify that the remuneration schemes factor in risk, capital and liquidity and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting and being compatible with adequate and effective risk management.

• Remuneration policy for senior executive vice presidents and other members of senior management
•
Established the remuneration for members of senior management in terms of their fixed and variable annual remuneration, submitting to the board the corresponding proposals for approval.
•
Established the global annual variable remuneration for 2018 payable immediately and the deferred remuneration of the main executive segments, in accordance with the level of achievement of the quantitative and qualitative targets previously defined, as well as the individual remuneration of members of senior management, based on the individual level of achievement of the annual performance targets and their weightings as previously established by the board.
•
Established the annual performance indicators to be used for the calculation of variable remuneration for 2020 to be approved by the board, and with the cooperation of the human resources committee, and establishment, for submission to the board, the achievement scales for the annual and multi-year performance targets and weightings.

198	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Duties	Action taken
Remuneration of other executives whose activities may have a significant impact on the Group’s assumption of risks
• Remuneration for other executives who, although not members of senior management, are identified staff
•
Reviewed and discussed the analysis on fixed and variable remuneration ratios for control functions to ensure alignment with regulation.
•
Established the key elements of the remuneration of identified staff.
•
Reviewed and updated the composition of the identified staff in order to identify the persons within the Group who fall within the parameters established for being included in such group.
•
Submitted a proposal to the board, for subsequent submission to the 2019 AGM, regarding the approval of a maximum level of variable remuneration up to 200% of the fixed component for certain Group employees belonging to categories of staff whose professional activities have a material impact on the risk profile of the Bank or the Group.

• Assist the board of directors in supervising compliance with remuneration policies
•
Reviewed the directors´ remuneration programmes ensuring that are appropriate taking into account the Bank’s results, culture and risk appetite; and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting adequacy and being compatible with effective risk management.
•
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
•
Assisted the board in its supervision of compliance with the remuneration policy for directors and other members of the identified staff, as well as with any other Group's remuneration policies.
•
Verified the independence of the external consultants contracted to assist the committee in the performance of its duties.

Gender pay

•
Reviewed the information of gender and equal pay within the Group, comparing it to both prior year data and the targets set, and focusing on the concepts of gender pay gap (average pay comparison between men and women) and equal pay gap (comparison of pay for the same job, level, and/or area – “equal pay for equal work”), and identified areas of improvement.

Internal governance
• Governance
•
Reviewed the action plan aimed to improve its effectiveness, drafted in view of the results of the board's effectiveness assessment during 2018.
•
Informed the board of the changes proposed to the Rules and regulations of the board of directors derived from international best practices and the Technical Guide 1/2019 of the CNMV, on Nomination and Remuneration committees.
•
Reviewed the definition, impact and expected timeline of the European Union agreement to review executive remuneration rules (compensation chapter of Capital Requirement Directive “CRD V”, updating "CRD IV")

Information for the general shareholders’ meeting and corporate documentation
• Shareholders information	• At our 2019 AGM, Mr Bruce Carnegie-Brown acting as the committee’s chairman, reported to the shareholders on the matters and activities within the purview of the committee during 2018.
• Corporate documentation for 2019
•
Drafted the report of the committee for the year 2019, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2020 identified following the assessment carried out by the board and its committees.

Time devoted to each task
In 2019, the remuneration committee held 11 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and on the estimated average time devoted by them to preparing and participating in such meetings.
The chart below shows the distribution of the approximate time dedicated to each task by the committee in 2019.
Annual assessment of the functioning of the committee and fulfilment of the goals set for 2019
The committee’s effectiveness during 2019 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The committee considered the findings and suggested actions resulting from the review and related to the remuneration committee.
The self-assessment process rated the overall effectiveness of the committee and the chairman’s leadership. Sufficient and accurate documentation provided on the topics discussed strengthened the quality of the debates among members and sound decision-making. In particular, the committee noted the increasing complexity associated with remuneration practices and reiterated the need for the committee to continue to find appropriate time on such matters.
In 2019, the committee successfully addressed all the challenges put forward for the year and identified in the 2018 activities report. Different activities have been conducted in order to facilitate intragroup coordination, such as gender pay gap and effective compensation.
In order to comply with the Group Subsidiary Governance Model, a review of Group-wide remuneration practices was carried out by the committee to assess alignment with local practices and peers, as well as with the standards used by the Group regarding the remuneration received by the non-executive directors of Group subsidiaries.
The committee reviewed all proposed of off-cycle compensation adjustments for senior management members.

The committee has continued to monitor the gender pay reporting analysis and identify areas of improvement.
The committee reviewed certain compensation schemes to support the attraction and retention of key talent to help drive digitalization, and the level of achievement of the long term incentive metrics for the 2016 - 2018 period.
The committee also reviewed group-level compensation policies and practices and assessed their effectiveness in line with article 19 of the Rules and regulations of the board.
Report regarding the director remuneration policy
As provided for under section 2 of article 529 novodecies of the Spanish Companies Act, the remuneration committee issues this report regarding the director remuneration policy for 2020, 2021 and 2022 that the board of directors intends to submit to binding approval of the shareholders at the forthcoming AGM as a separate item of the agenda and which is an integral part of this report. See section 6.4 'Director remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders'.
Considering the analysis made in the context of producing the 2019 annual report on director remuneration and its continuous supervision task on remuneration policies, the remuneration committee is of the opinion that the director remuneration policy for 2020, 2021 and 2022, which is expected to be submitted to the shareholders vote and is included in section 6.4 below, conforms to the principles of the Bank’s remuneration policy and to the by-law mandated remuneration system.
Starting in 2020, progress made on our commitments in responsible banking will be a qualitative adjustment criterion in the assessment of remuneration senior management.
2020 Priorities
The committee has identified the following priorities for 2020:

•
The coordination with the remuneration committees of the Group subsidiaries is an area of ongoing focus. Monitoring the implementation and application of the corporate policies regarding remuneration to ensure a consistent approach in this respect.

•	Progressive reduction of the gender pay gap within the Group.

•	Continuous focus on shaping compensation schemes consistent with the Bank’s culture, meritocracy and other corporate values.

•
Review the Bank’s remuneration policies to ensure that they are aligned with international best practice, including ESG and non-financial Key Performance Indicators (KPI’s) part of remuneration structures, and that they enable talent attraction and retention.

200	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

4.8 Risk supervision, regulation
and compliance committee
activities in 2019
This section constitutes the risk supervision, regulation and compliance committee activities report prepared by the committee on 17 February 2020 and approved by the board of directors on 27 February 2020.
Composition

Composition		Category
Chairman	Mr Álvaro Cardoso de Souza	Independent
Members	Mr Ignacio Benjumea Cabeza de Vaca	Other external
	Ms Esther Giménez Salinas i Colomer	Independent
	Mr Ramiro Mato García-Ansorena	Independent
	Ms Belén Romana García	Independent
Secretary	Mr Jaime Pérez Renovales

The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee’s mission.
For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Duties and activities in 2019
This section contains a summary of the risk supervision, regulation and compliance committee’s activities in 2019, classified in accordance with the committee’s duties.

Duties	Actions taken
Risk
• Assist the board in (i) defining the Group’s risk policies, (ii) determining the risk appetite strategy and culture and (iii) supervising their alignment with the Group’s corporate values
•
The committee carried out an overview of the Group’s risks, and specific analyses by unit and risk type, and assessed proposals, issues and projects relating to risk management and control.
•
Submitted to the board the approval of the risk appetite statement, including proposals for new metrics. Reviewed compliance with the limits on a quarterly basis.
•
Received information about matters relating to the proper management and control of risks within the Group, most notably the Risk Identification and Assessment (RIA) and the Risk Control Self-Assessment (RCSA), two of the main tools for controlling these risks.
•
Monitored risks derived from technological obsolescence and related to cybersecurity, including data leakage, incident and vulnerability detection, patch management, network security and access control, amongst others. The committee was informed on the status of the main IT developments and projects. Oversight was coordinated with the innovation and technology committee, with which one joint session was held.
•
Supervised the risks associated with the main corporate transactions analysed by the Bank and the different mitigating measures proposed to address them. In particular, it monitored the risks associated with the strategic investment in Ebury, one of the biggest UK-based trade and foreign exchange facilitator for small and medium-sized companies.
•
The Group chief financial officer (CFO) submitted the 2019 recovery plan to the committee, assessing the Group’s resilience in scenarios of severe stress. The plan was submitted to the board of directors for approval. In addition, the status of the 2019 resolution plan and proposal for 2020 was also presented to the committee.
•
Supervised the alignment of the risk strategy with the 3-year strategic financial plan, P-22 (from 2020 to 2022), which covers, in qualitative terms and for the entire Group, the priorities and projects for the next three years and, in quantitative terms, a financial plan for that period.

• Risk Management and Control
•
Received frequent updates on the identified top risks being managed and the adequacy of mitigating controls.
•
Analysed the risks and opportunities associated with emerging risks and how they affect the different geographies and areas of risk, and the sectors related to climate change in particular. A report was provided to the committee on the extractive industries sector including oil and gas, mining and the steel industries, and also on the existing policies and exposure.
•
The committee has maintained ongoing focus on the Banco Popular integration process (completed on time without any significant problems) and, in particular, on the minimisation of risks such as technological, reputational, operational, and execution.
•
Special analysis has been developed on the Non-Performing Loans & Non-Performing Assets during 2019 and a specific report on Leveraged Finance was presented to the committee for its review and discussion.
•
Supported and assisted the board in conducting stress tests of the Bank. In particular, it assessed the scenarios and assumptions to be used in such tests, analysing the results and the measures proposed by the Risk function as a result.
•
Received and discussed periodic market and structural risk updates of the Bank and counterparty risk review.
•
Non-financial risks including legal risk, remained a key area of focus. Reviewed a deep dive on vendor risk to allow members to gain a deeper understanding of issues.
•
Carried out a deep-dive in the extractive industry sector, that covers oil and gas, coal and steel subsectors.

Duties	Actions taken
• Supervise the Risk function
•
Ensured the independence and efficacy of the risk function and that sufficient human resources were duly provided.
•
At the year end, assessed the risk function and the performance of the chief risk officer (CRO) and shared its assessment with the remuneration committee and the board, in order to establish the variable remuneration payable to him.

• Collaboration to establish rational remuneration policies and practices
•
Scheduled one joint session with the remuneration committee in order to verify that the remuneration schemes factor in risk, capital and liquidity and that no incentives are offered to assume risk that exceeds the level tolerated by the Bank, therefore promoting and being compatible with adequate and effective risk management.
•
Analysed in conjunction with the remuneration committee, the factors used to determine the ex-ante risk adjustment of total variable remuneration assigned to the units, based on how previously assessed risks actually materialised.
•
Reviewed the 2019 bonus pool and results of the exercise carried out annually to identify employees whose professional activities had a material impact on the Group´s risk profile.

Capital and liquidity
• Assist the board in approving the capital and liquidity strategies and supervise their implementation
•
Reviewed the annual capital self-assessment report (ICAAP) prepared by the Finance department and challenged by the Risk function in accordance with industry best practices and supervisory guidelines and submitted this report to the board for approval. Moreover, a capital plan was drawn up in accordance with the scenarios envisaged over a three-year time frame.
•
Endorsed the Pillar III disclosures report, which was submitted to and finally approved by the board. The report describes various aspects of the Group’s management of capital and risk and provides an overview of the function; base capital and prescribed capital requirements; policies for managing the various risks undertaken by the Bank from the standpoint of capital consumption; composition of the Group’s portfolio and its credit quality, measured in terms of capital and the roll-out of advanced internal models.
•
Assessed the liquidity plan (ILAAP), developed in the context of the Group’s business model and submitted for approval by the board.
•
Performed continuous monitoring of the capital levels and capital management. In addition to that, monitored the project “Capital Tools” to comprehensively improve its management, ensuring that the capital allocation is appropriate for all the risks assumed.

Compliance and conduct
• Supervise the Compliance and conduct function
•
Oversaw the completion of the annual compliance program (ACP), that now is now more mature and one of the key processes of the Compliance and conduct function. The compliance program is supervised by the board and the management team of the respective subsidiary, as well as validated by the Group Compliance and conduct function.
•
Assessed the Compliance and conduct function (including the analysis of the function’s staffing to ensure that has the physical and human resources needed for the performance of its work) and the performance of the chief compliance officer (CCO) and shared it with to the remuneration committee and the board in order to establish her variable remuneration.
•
Endorsed the appointment of the new CCO prior to its final approval by the board of directors.
•
Reviewed that the corporate centre has the necessary components to ensure ongoing control and oversight of the compliance and conduct model, establishing robust systems of governance and systematic reporting and interaction with the local units in accordance with the Group’s subsidiary governance model.
•
Monthly reports on the compliance function were provided to the committee as part of the risk and compliance monthly report. Particularly informed on regulatory issues, product governance and consumer protection, reputational risk, internal and external events, notifications and inspections by supervisors, treasury shares etc.

• Regulatory Compliance
•
Monitored the compliance with regulatory requirements regarding:
•
The General Data Protection Regulation (GDPR) and the consolidation of the control framework.
•
The finalization and improvement of the MiFID control framework for each local unit in collaboration with other units.
•
The Dodd Frank Title VII Update.
•
Volcker's compliance programme has been adapted to the recent amendments introduced to the Rule and the oversight of this regulation has continued in 2019.

• Financial Crime Compliance (FCC)
•
Oversaw the group´s compliance with Financial Crime related regulation, and among other things :
•
Provided annual update on key actions and relevant risk across the group.
•
Communicated and addressed recommendations and observations stemming from the annual Independent Expert Report regarding Banco Santander S.A. in accordance with Spanish the Spanish Law 10/2010 and Royal Decree 304/2014 (anti-money laundering and counterterrorism financing)
•
A new global head of FCC was appointed in January 2019. Further, the FCC team has been restructured to have a more specialised knowledge covering the FCC Topics.
•
During 2019, the Group has placed a special focus on optimisation of systems, issuance of policy implementation guides and a new Anti Money Laundering (AML) training module.

• Product governance and consumer protection
•
Received an update on the status of customers’ complaints in the first half of 2019, managing 28 countries, 36 business units and 9 SCIB branches and action plans in place to address identified deficiencies and mitigate detriment to customers.
•
In a joint session with the remuneration committee, the committee received information about the progress of the local action plans regarding internal sales force remuneration in the Group and an overview of the assessment of the external sales force regarding their potential conduct risk impact.
•
Received information on the risk management and main conclusions reached from the activities carried out by the product governance and consumer protection unit.

202	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Duties	Actions taken
• Supervise the whistleblower channel (Canal Abierto)
•
Promote and oversee the use of the Canal Abierto model (a specific way to run whistleblowing channels in the Group). Through Canal Abierto, employees can report, on a confidential and, if wished, anonymous basis, violations to the General Code of Conduct and behaviours not aligned with or contrary to the values of Simple, Personal and Fair. The Canal Abierto aims to contribute to the Group´s cultural transformation by increasing the awareness on the importance of Speaking Up so that it is creating a working environment where employees can talk straight and be truly listened to.
•
Review and report the measures taken in the different countries as a result of the use of whistleblowing channels.

Governance
• Corporate governance and internal governance
•
Supported the appointments committee in its function of advising the board in relation to the corporate governance and internal governance policy of the Bank and its Group.
•
Reviewed the modification of the Terms of reference of the risk control committee and executive risk committee in order to enhance committee best practices and simplify decision making processes.
•
In relation to data management and governance, the committee reviewed the two key priorities, namely to extend the data governance model beyond the risk data aggregation and risk reporting structure and to simplify that governance.
•
Received quarterly updates on the matters discussed at the responsible banking, sustainability and culture committee by the chairman of this committee.
•
In a joint session with the audit committee, reviewed the status of the internal audit plan and of the main recommendations of the Bank, and an update on the Internal audit works performed on the risk corporate division.

Supervisors
• Relations with supervisors
•
Continuous monitoring of regulatory interactions helped ensure that the committee remained well engaged on the main areas of regulatory interest.
•
Focus on ongoing interactions with the regulators, including the Supervisory Review and Evaluation Process (SREP).
•
The committee was informed about the updates in relation to the new Interbank Offered Rates (IBORs) based on alternative risk-free rates, which are being developed by the supervisors of the main jurisdictions.

Corporate documentation
• Corporate documentation for 2019
•
Drafted the activities report of the committee for 2019, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2020 identified following the assessment carried out by the board and its committees.

Time devoted to each task
In 2019, the risk, supervision regulation and compliance committee held 14 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and on the estimated average time devoted by them to preparing and participating in such meetings.
The chart below show the distribution of the approximate time dedicated to each task by the committee in 2019A.

A.	All regulatory and supervisory relations topics discussed in 2019, are embedded in each task described in the chart.

Annual assessment of the functioning of the committee and fulfilment of the goals set for 2019
The committee’s effectiveness was considered as part of the overall internal assessment of board effectiveness carried out internally in 2019. The committee followed up on all organisational actions and improvements that were launched as a result of the assessment carried out in 2018 and in particular:

•	Ongoing focus on material risks and the potential impact of their outcomes and continuous analysis of the macroeconomic environment and early warning indicators.

•
Ensuring the proper coordination with other board committees. The committee has examined, in conjunction with the remuneration committee, whether the incentives policy envisaged in the remuneration scheme takes into account risk. Also, in a joint session with the audit committee, the committee reviewed the status of the Internal Audit Plan and an update on the Internal Audit works on the Risk Corporate Division.

•
Oversight of transformational projects (regulatory and non regulatory), including the supervisory review and evaluation process (SREP) and the updates in relation to the new interbank offered rates (IBORs) based on alternative risk-free rate.

The self-assessment process positively rated the very high degree of dedication among its members, as well as the chairman’s leadership. The frequency and duration of its meetings were also found to be appropriate for its proper functioning although the committee noted the growing list of issues to be addressed and the consequent need to ensure adequate time allocation to the most relevant topics. Sufficient and accurate documentation provided on the topics discussed strengthened the quality of the debates among members and sound decision-making.
2020 Priorities
The committee has identified the following priorities for 2020:

•
Continued focus on Group top risks, early warning indicators, impacts and mitigation actions in order to assure that risks are appropriately managed with risk profiles remaining within the board risk appetite limits.

•	To be very alert on emerging/non traditional risks to enable us to anticipate key strategic changes in the business environment.

•
Continued close coordination with other board committees, including, among others, the responsible banking, sustainability and culture committee, the remuneration committee, the innovation and technology committee and particularly  the audit committee, in order to ensure they all know and leverage areas of mutual interest.

•	Continue working on the effectiveness of the committee making sure that its role is discharged in the most tangible and effective manner.

4.9 Responsible banking, sustainability and culture committee activities in 2019
This section constitutes the responsible banking, sustainability and culture committee activities report prepared by the committee on 3 February 2020 and approved by the board of directors on 27 February 2020.
Composition

Composition		Category
Chairman	Mr Ramiro Mato García-Ansorena	Independent
Members	Ms Ana Botín Sanz de Sautuola y O´Shea	Executive
	Ms Homaira Akbari	Independent
	Mr Ignacio Benjumea Cabeza de Vaca	Other external
	Mr Álvaro Cardoso de Souza	Independent
	Ms Sol Daurella Comadrán	Independent
	Ms Esther Giménez Salinas i Colomer	Independent
	Ms Belén Romana García	Independent
Secretary	Mr Jaime Pérez Renovales
The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's mission.
For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Duties and activities in 2019
This section contains a summary of the responsible banking, sustainability and culture committee’s activities in 2019, classified in accordance with the committee’s duties.

Duties	Actions taken
Responsible banking strategy
• Initiatives and challenges of responsible banking
•
The committee was informed of the different initiatives for facing the challenges of the new banking environment and an inclusive and sustainable growth.
•
Considered the key priority actions with respect to employees, customers, shareholders and the communities.
•
Reviewed new metrics and targets, the progress on priorities, the agenda ahead and proposed commitments related to responsible banking and the level of public dissemination of that information.
•
Assisted the Board in ensuring responsible banking targets, metrics and commitments were embedded across the group and measured effectively.
•
The committee was informed about the progress made in the year on the implementation plans for the priorities approved for 2019 in responsible banking. It was also informed about the priorities defined in coordination with the countries for the period 2020 to 2022.
•
In general, the committee coordinated with other board committees in relation to issues concerning corporate culture and values, responsible banking practices and sustainability. This ensured that adequate and effective control processes are in place and that risks and opportunities relating to sustainability and responsibility are identified and managed, according to the guiding principles of the responsible banking governance approved by the board.

204	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Duties	Actions taken
• Governance
•
The committee was informed about the creation of the new Environmental and social risk management function within the Risk area to ensure adequate and effective control processes are in place and risks and opportunities related to sustainability and responsible banking are adequately identified and managed.
•
The reputational risk function informed the committee about its oversight of potential reputational impacts arising from environmental and social matters.
•
The committee received regular updates by the different units and different initiatives to drive the responsible banking agenda, reinforcing continuous communication and sharing of best practices and concerns.
•
The chair of the risk, supervision, regulation and compliance committee reported quarterly to the committee, within its scope of action, ensuring a global overview of key risks and opportunities in relation to responsible banking matters.

• Commitment on Sustainability goals	• Approved public commitments on sustainability goals to adapt to the new business environment and to support an inclusive and sustainable growth, including climate change objectives for 2021 - 2025.
• Policies and internal regulations
•
Reviewed the environmental and social policies: energy, mining and metal, financing for sensitive sectors, soft commodities and defense, updating the criteria for financing activities related to coal, for their approval by the board.
•
Analysed the scope and sufficiency of the sensitive sector policies to determine whether a certain matter or a new policy should be introduced.
•
The committee addressed the review of human rights policy, sustainability policy and Corporate Culture Policy.
•
The committee determined the new criteria to be applied at Santander Group to clients operating in the cannabis sector.

Corporate culture and values
• Corporate culture
•
Reviewed, in coordination with the remuneration committee, the alignment of the remuneration programs with the corporate culture and values.
•
Reviewed, in coordination with the risk supervision, regulation and compliance committee, the alignment of the risk appetite with the corporate culture and values and assessed non-financial risks.
•
In general, assisted the board in embedding the corporate culture and values across the Group, monitoring its level of adherence.
•
Informed the board about the global simplification project as well as the appointment of a responsible executive in each geography and defined the relevant KPIs.

• SPF with employees
•
Analysed the employees' opinions shown at the annual Global Engagement Survey launched in September 2019, as well as the 2020 plans and programs related to the workforce and culture.
•
The committee was informed of the key priorities and initiatives included in the Group´s diversity and inclusion strategy, with a particular focus on the proposal for global minimum standards for maternity and paternity and other benefits under consideration in order to implement the global family policy.

• SPF with customers
•
The committee was informed about the Group´s ten consumer protection principles for fostering the Simple Personal and Fair culture among customers and the methodology used to measure it, as well as the criteria established for the treatment of vulnerable customers.

Sustainability
• Environmental and climate change
•
The committee was informed of a coordinated climate change strategy for the Santander Group aligned to the external commitments, provided feedback and verified the plan and actions to carry out.
•
The committee addressed climate related risks and opportunities and analysed new regulation with regard to climate change, including the EBA consultation on integration of ESG principles including climate change, into lending policies, or the ECB plans to include climate change into stress testing exercises in the next 2 years, and the impacts that will arise from that.
•
The committee was informed about the task force on Climate-related Financial Disclosures requirements set by the Financial Stability Board, previously presented at the internal Inclusive & Sustainability Banking Steering Group, within the overall climate strategy for the Group which contributes to Sustainable Development Goals and The Paris Climate Agreement.
•
Reviewed and discussed the current and emerging risks in the Extractive Industries (Oil & Gas and Mining & Steel). The Committee was updated on latest trends, our exposure, policies and any actions we have taken.

• Financial Inclusion
•
The committee considered the empowerment and financial inclusion initiatives developed by the Group, the goals and the action plan to achieve them, as well as the metrics designed to measure their progress. The objective is keep enhancing the proposal in Latam to make profit with a purpose, financially empowering vulnerable people in mature markets, and achieve a higher external profile leveraging on the Group strength.

• Support for higher education
•
The committee was informed about the current and future contribution of Santander Universidades to the Group´s Responsible Banking strategy. This represents one of the strategic areas of the Responsible Banking strategy along with sustainability/green financial inclusion.

• Santander environmental footprint
•
Reviewed and discussed the direct environmental impact of the activity of Santander Group and the new energy efficiency and sustainability plan of the Group to reduce Santander footprint implemented to date, and the proposed new initiatives to be followed.
•
Presented the alternatives for the Group to become a carbon neutral organization by offsetting the atmospheric emissions caused by its own activity and reported favourably the objective to be carbon neutral in 2020.

Duties	Actions taken
• Sustainable finance
•
The committee was informed about the new Santander’s global sustainable framework to issue green, social and sustainable bonds, the rationale for Santander to issue sustainable bonds and the key features of the framework.
•
The committee was informed about Wealth Management and Insurance division’s plans in ESG and Responsible Banking.

Stakeholders engagement
• Indexes and ratings
•
Analysed the global and local awards, rankings and sustainability indexes.
•
Supervised and monitored the corporate reputation and engagement with stakeholders, facilitating the measurement of initiatives implemented.
•
Reviewed the key metrics being proposed to measure the progress in the Responsible Banking field, including medium term targets, a wider set of metrics for each of the stakeholders and targets related to the Dow Jones Sustainability Index and the Sustainalytics rating.

• Shareholders & Investors
•
The committee coordinated with the appointments committee, in its supervision and evaluation of the strategy for communication and relations with shareholders and investors, including small and mid-sized shareholders; and the process of communication and relations with other stakeholders.

• Partnership with International Initiatives
•
The committee was informed that Santander together with other 27 banks and UN Environment Finance Initiative (UNEP FI) launched the Principles for Responsible Banking for global public consultation at the UNEP FI Global Roundtable in Paris. The responsible banking agenda will incorporate all the requirements from the UNEP FI Responsible Banking Principles, including setting metrics, adequate targets and transparency in demonstrating progress.
•
The committee was informed about the Collective Commitment on Climate signed by some of founding banks of the UNEP FI Principles for Responsible Banking, including Santander.
•
The committee was informed on the Cop 25 event that took place in Madrid and Santander's participation and involvement in its promotion.

Corporate documentation
• Corporate documentation for 2019
•
Reviewed the Group’s statement of non-financial information, including the independent expert´s report, composed by the “Business model and strategy” and “Responsible banking” chapters included in the 2019 annual report. The referred Responsible banking chapter replaced the traditional sustainability report that the Group published in previous years.
•
Drafted the activities report of the committee for 2019, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2020 identified following the assessment carried out by the board and its committees.

Time devoted to each task
In 2019, the responsible banking, sustainability and culture committee held 4 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and on the estimated average time devoted by them to preparing and participating in such meetings.
The chart below show the distribution of the approximate time dedicated to each task by the committee in 2019.
Annual assessment of the functioning of the committee and fulfilment of the goals set for 2019
The committee’s effectiveness during 2019 was considered as part of the overall internal assessment of board effectiveness carried out internally this year.

The committee successfully addressed its challenges and priorities put forward for 2019 and different activities have been conducted in order to facilitate greater intragroup coordination and establish guiding principles for subsidiaries to ensure that the responsible banking agenda and Group´s corporate culture is embedded across the Group. Initiatives regarding financial and social inclusion, and responsible and sustainable products offered have been carried out by the committee in 2019.
The self-assessment process positively rated the committee and its overall effectiveness acknowledging the relatively short period that it has been established. The frequency and duration of its meetings were also found to be broadly appropriate for its proper functioning and for the performance of their duties of supporting, informing, proposing and advising the board. However, the committee acknowledged the need to consider greater frequency and establish greater coordination with the countries given the emergence of new matters. Sufficient and accurate documentation provided on the topics discussed facilitated quality of debate among members and sound decision-making.
2020 Priorities
The committee has identified the following priorities for 2020:

•	Ongoing focus on embedding the responsible banking agenda across the Group, and promoting initiatives in the different units to meet these targets.

206	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•	Key focus on communication and marketing of the achievements of the Group to further develop the reputation to continue to be recognized as one of the most sustainable banks in the world.

•
Drive to continue to assist the board in the management of risks and opportunities related to climate change and in  becoming a carbon neutral organization in 2020, embedding climate change into the group strategy and corporate governance.

•	Continue to monitor the initiatives, targets, and metrics proposed to achieve the commitments for an inclusive and sustainable banking.
4.10 Innovation and technology committee activities in 2019
This section constitutes the innovation and technology committee activities report prepared by the committee on 10 February 2020 and approved by the board of directors on 27 February 2020.

Composition

Composition		Category
Chairman	Ms Ana Botín Sanz de Sautuloa y O´Shea	Executive
Members	Ms Homaira Akbari	Independent
	Mr José Antonio Álvarez Álvarez	Executive
	Mr Ignacio Benjumea Cabeza de Vaca	Other external
	Mr Bruce Carnegie-Brown	Independent
	Mr Henrique de Castro	Independent
	Mr Guillermo de la Dehesa Romero	Other external
	Ms Belén Romana García	Independent
Secretary	Mr Jaime Pérez Renovales
The board of directors has appointed the members of the committee bearing in mind their knowledge, aptitude and experience in relation to the committee's mission.
For further information about the skills, knowledge and experience of each of the committee members, see section 4.1 'Our directors' and 'Board skills and diversity matrix' and 'Committees skills and diversity matrix' in section 4.2.
Duties and activities in 2019
This section contains a summary of the innovation and technology committee’s activities in 2019, classified in accordance with the committee’s duties.

Duties	Actions taken
Innovation framework

•
Reviewed the implementation of the Group strategic technology plan and the Group’s innovation agenda, identifying the main challenges and building the Group's capabilities in innovation.
•
Identified opportunities to accelerate innovation across the Group and increase the likelihood of success in the identification of new business models, technologies, systems and platforms. This involved the definition of priorities such as, among others, a better collaboration across local banks and with Santander Digital Division.
•
Identified Group level initiatives to develop and launch, namely, coaching programs, increased access to start-ups, labs, creation of a testing environment (sandbox) and establishment of local digital & innovation committees, mirroring the corporate committee.
•
Outlined the key stages in the innovation framework for the Group, leveraging an approach commonly used by venture capital firms.

Cybersecurity

•
Supervised defences to face the increasing threat environment, reviewed security controls and automated security.
•
Analyzed the high-profile incidents involving data loss affecting other very well-known companies.
•
Monitored the Group cybersecurity threat level and followed-up the global cyber transformation plan for 2019.
•
Shared information with the risk supervision, regulation and compliance committee regarding cybersecurity risks (with special focus on public cloud infrastructure and platforms), Group IT strategy (Group’s future retail banking platform) and financial crime compliance systems situation and strategy. Furthermore, assisted it in its supervision of technological risks and cybersecurity.
•
Reviewed the implementation of cybersecurity plan within the Group and the main risks and mitigating controls.
•
Analysed the systems currently supporting financial crime compliance core processes to comply with new regulation and to align to Santander´s business strategy while taking into account best practices and standards and new regulatory expectations.
•
Received updated information about employee awareness of cybersecurity matters and identified key areas to consider in future plans.

Duties	Actions taken
Digital

•
Received an update on Santander digital assets strategy, forward looking commitments for 2020 and execution plans.
•
Verified collaboration efforts between countries and business units in relation to digital initiatives, with a focus on execution.
•
Monitored metrics in connection with the Santander Digital evolution and associated transformation. Metrics included return on investments, unit-cost evolution per product/service/data storage, time-to-market and customer attraction.
•
Reviewed the main digital strategies to transform the existing business, and accelerate the growth of new businesses.

Technology and operations

•
Reviewed the global technology strategy plan and reported to the board on plans and activities relating to technology and innovation.
•
The committee endorsed the main technology related strategic priorities for the Group, with a special focus on cloud roadmap execution as part of the cloud strategy approved in 2018, IT retail architecture strategy as part of the Group’s technology strategy and the description of the process of moving from strategy to execution through a new operating model and a common architecture.
•
Ensured that the technology and operations strategy was properly focused on the relevant issues and priorities of the Group.
•
The committee was informed about the discussions held by the international advisory board relating to technological and innovation matters.

Data management

•
Received updated information on the newly created data unit, resulting from the integration of the Data management and intelligence teams, with the aim of increasing value for business.
•
Assessed the adequacy of the resources of the data function and possible new regulations, without identifying material weaknesses at Group level.
•
Reviewed the policy on data and artificial intelligence (machine learning) and its potential impacts.

Corporate documentation

•
Drafted the activities report of the committee for 2019, which includes a section dedicated to the activities carried out during the year, an analysis and assessment of the fulfilment of the functions entrusted to it, and the priorities for 2020 identified following the assessment carried out by the board and its committees.

Time devoted to each task
In 2019, the innovation and technology committee held 4 meetings. 'Board and committees attendance' in section 4.3 provides information on the attendance of committee members at those meetings and on the estimated average time devoted by them to preparing and participating in such meetings.
The chart below shows the distribution of the approximate time dedicated to each task by the committee in 2019.
Annual assessment of the functioning of the committee and fulfilment of the goals set for 2019
The committee’s functioning during 2019 was considered as part of the overall internal assessment of board effectiveness carried out internally this year. The assessment process positively rated the committee's leadership and the accurate documentation provided on the topics discussed that strengthened the quality of debate among members and sound decision-making, recognising also that continuous improvement in this regard should continue.
2020 Priorities
The committee has identified the following priorities for 2020:

•	The committee composition and size will continue to be an area of focus as part of broader board committees’ composition review conducted alongside ongoing board succession and recruitment planning.

•	Focus on technology & operations transformation model execution and cyber security monitoring.

•
The digital strategy will continue to be a priority and the committee will monitor and provide recommendations regarding the initiatives, targets, commitments, KPI´s and metrics proposed on cross projects for the Group.

•	Support the board on the innovation strategy of the Group as well as trends resulting from new business models, technologies and products, in coordination with the international advisory board.

•	Supervise the effectiveness of data management, the adequate functioning of the new data unit and the appropriateness of its resources.

208	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

4.11 International advisory board
Members
The members are all external and not members of the board.

Composition		Positions
Chairman	Mr Larry Summers	Former Secretary of the US Treasury and president emeritus of Harvard University
Members	Ms Sheila C. Bair	Former chairman of the Federal Deposit Insurance Corporation. Former president of Washington College
	Mr Mike Rhodin	Board member of TomTom, Syncsort and HzO. Former IBM senior Vice President
	Ms Marjorie Scardino	Former CEO of Pearson and director of Twitter
	Mr Francisco D’Souza	CEO of Cognizant and director of General Electric
	Mr James Whitehurst	Chairman and CEO of Red Hat
	Mr George Kurtz	CEO and co-founder of CrowdStrike
	Ms Blythe Masters	Former CEO of Digital Asset Holdings
	Ms Nadia Schadlow	Former deputy National Security Advisor for Strategy and Assistant to the President of the United States
Secretary	Mr Jaime Pérez Renovales
Functions
The Bank’s international advisory board was formally established in 2016 in order to play a key role in providing strategic insight advice on issues and matters related to the challenges and opportunities for the future of the businesses of the Group. In particular, the international advisory board was scoped to focus on innovation, digital transformation, cybersecurity and new technologies, capital markets, corporate governance, brand and reputation and regulation and compliance.
The members are all prominent and respected international leaders with significant experience in strategic challenges and opportunities, with a focus on innovation, digital transformation and the US market.
Meetings
The international advisory board meets at least twice a year. In 2019, the international advisory board met in the spring and fall.
Rationale
The international advisory board allows the Group to benefit from, and gain in a structured and recurrent manner, the insights of international leaders who, due to their other commitments, could not provide such support as members of the board.

4.12 Related-party transactions and conflicts of interest
Related-party transactions
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
These transactions require the authorisation of the board, following a favourable report from the audit committee, except where the law provides that the approval corresponds to the GSM. Exceptionally, and for reasons of urgency, related-party transactions may be authorised by the executive committee, with subsequent ratification by the board.
Such transactions shall be evaluated in light of the principle of equal treatment and in view of market conditions.
However, authorisation of the board shall not be required for transactions that simultaneously meet the following three conditions:

•	They are carried out under contracts with basic standard terms that customarily apply to the customers contracting for the type of product or service in question;

•
They are entered into prices or rates generally established by the party acting as supplier of the goods or service in question or, if the transactions concern goods or services for which no rates are established under arm’s length conditions, similar to those applied to commercial relationships with customers having similar characteristics; and

•	The amount does not exceed 1% of the Bank’s annual income.
During 2019, following due enquiry, no member of the board of directors, no person represented by a director, and no company of which such persons, or persons acting in concert with them or through nominees, are directors, members of senior management or significant shareholders has carried out with the Bank into any significant transactions or under conditions which were not market conditions.
The audit committee has verified that all transactions completed with related parties during the year were fully compliant with the abovementioned conditions in order not to require approval from the governing bodies as mentioned in the audit committee activities report in section 4.5 'Audit committee activities in 2019'.
The Bank also has a policy for the admission, authorization and monitoring of loans, credits and guarantees to directors and members of senior management that contains the procedure established for risk transactions of which they or their related parties are beneficiaries.
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

Direct risks of the Group regarding the Bank's directors and members of senior management as of 31 December 2019 in the form of loans, credits and guarantees provided in the ordinary course of business, are shown in note 5.f of the 'consolidated financial statements'. Their conditions are equivalent to those made under market conditions or the corresponding remuneration in kind has been attributed.
Intra-group transactions
With regard to intra-group transactions, identical rules, approval bodies and procedures apply as to transactions with customers, with mechanisms in place to monitor that such transactions are under market prices and conditions.
The amounts of the transactions with other Group entities (subsidiaries, associates and multigroup entities), as well as with directors, senior management and their related parties are included in note 53 ('Related parties') in the 'Consolidated financial statements' and note 47 in the individual financial statements.
Conflicts of interests
The Bank has approved standards and procedures that establish the criteria for the prevention of conflicts of interest that may arise as a result of the various activities and functions carried out by the Bank, or between the Bank's interests and those of its directors and senior management.
The Bank has an internal policy on conflicts of interest that provides the employees, directors and entities of the Group with criteria to prevent and manage any conflict of interest that may arise as a result of their activities.
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
No director has communicated during 2019 any situation that places him or her in a conflict of interest with the Group. However, in 2019, there were 49 occasions in which directors abstained from participating in discussions and voting on matters at the meetings of the board of directors or of its committees. The breakdown of the 49 cases is as follows: on 28 occasions the abstention was due to proposals to appoint, re-elect or remove directors, and their appointment as members of board committees or as members of other boards at Santander Group companies; on 13 occasions the matter under consideration related to remuneration or the granting of loans or credits; and on 8 occasions the abstention concerned the annual verification of the status and the suitability of directors.
Further, the conflicts of interest policy and the Code of Conduct in Securities Markets to which both, the directors and the senior management of the Bank have adhered to, establishes mechanisms to detect and address conflicts of interest. These persons must present a statement to the Compliance function of the Bank detailing any relations they hold. This statement must be continuously updated. They must also notify the Compliance function of any situation in which a conflict of interest could occur owing to their relations or due to any other reason or circumstance and they shall abstain from deciding, or where applicable, voting in situations where a conflict exists and shall inform those who are to take the respective decision.
Conflicts of interest shall be resolved by the person holding the highest responsibility for the area involved. If several areas are affected, the resolution shall be made by the most senior officer in all such areas or if none of the foregoing rules are applicable, by the person appointed by the Compliance function. In the event of any doubt, the Compliance function should be consulted.
The control mechanisms and the bodies in charge of resolving this type of situation are described in the Code of Conduct in Securities Markets, which is available on the Group’s corporate website. According to this code, and in relation to the Group’s shares and securities, neither directors, the senior management nor their related parties may: (i) carry out counter-transactions on securities of the Group within 30 days following each acquisition or sale; or (ii) carry out transactions on Group securities in the one month preceding the announcement of quarterly, six-monthly or annual results until they are published.

210	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Group companies
The Bank is the only Santander Group company listed in Spain, so it is not necessary to have mechanisms in place to resolve possible conflicts of interest with subsidiaries listed in Spain.
Notwithstanding this, in case of conflicts of interest that may arise between a subsidiary and the Bank, the latter as the parent company must take into account the interests of all its subsidiaries and the way such interests contribute to the long term interest of the subsidiaries and the Group as a whole. Furthermore, the Santander Group entities must take into account the interests of the Santander Group as a whole and, consequently, also examine how decisions adopted at the subsidiary level may affect the Group.
The Bank, as the parent company of Santander Group, structures the governance of the Santander Group through a system of rules that guarantees the existence of rules of governance and an adequate control system, as described in section 7 'Group structure and internal governance'.

5. Management team
The table below shows the profiles of the Bank’s senior management (other than the executive directors described in section 4.1 ‘Our directors’) as of 31 December 2019.

Mr Rami Aboukhair	COUNTRY HEAD – SANTANDER SPAIN
Born in 1967. He joined the Group in 2008 as a director of Santander Insurance and head of Products and Marketing. He also served as managing director of Products, Marketing and Customers in Banco Español de Crédito, S.A. (Banesto) and as managing director and head of Retail Banking in Santander UK. In 2015 he was appointed country head for Santander Spain and in 2017 he was named chief executive officer of Banco Popular Español, S.A. until its merger with Banco Santander, S.A. He is currently senior executive vice president and country head of Santander Spain.

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
Born in 1967. He joined the Bank in July 2001 as Group senior executive vice president and head of the Communications, Corporate Marketing and Research division. In 2016 he was appointed vice chairman of the board of directors of Santander Spain and head of Institutional and Media Relations of that unit, in addition to his function as Group head of Communications, Corporate Marketing and Research. He is also a member of the board of directors of Universia España Red de Universidades, S.A.Formerly, he was head of the Legal and Tax department of Bankinter, S.A. He is a State Attorney. He is currently a non-executive director at Arena Communications Network, S.L.

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
Born in 1960. He joined the Group in 1997 as head of Human Resources of Santander Investment, S.A. He was also General counsel and secretary of the board of Santander Investment, S.A. and Banco Santander de Negocios, S.A. In 2013 he was head of the Bank’s Risk division. In November 2014 he was appointed head of the Internal Audit division. Currently, he serves as Group chief audit executive. Juan Guitard is a State attorney.

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

212	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Ms Mónica López-Monís	GROUP HEAD OF SUPERVISORY AND REGULATORY RELATIONS
Born in 1969. She joined the Group in 2009 as general secretary and board secretary of Banco Español de Crédito, S.A. (Banesto). Formerly, she was general secretary of Aldeasa, S.A. She also served as general secretary of Bankinter, S.A. and independent director of Abertis Infraestructuras, S.A. In 2015 she was appointed senior executive vice president of Santander and Group chief compliance officer. Since September 2019, she is the Group head of Supervisory and Regulatory Relations. She is a State Attorney.

Mr Javier Maldonado	GROUP HEAD OF COSTS
Born in 1962. He joined the Group in 1995 as head of the International Legal division of Banco Santander de Negocios, S.A. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Santander and head of Coordination and Control of Regulatory Projects in 2014. He currently serves as Group senior executive vice president and head of Costs.

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

Mr Víctor Matarranz	GLOBAL HEAD OF WEALTH MANAGEMENT & INSURANCE
Born in 1976. He joined the Group in 2012 as head of Strategy and Innovation in Santander UK. In 2014 he was appointed senior executive vice president and head of Executive chairman’s office and strategy. Previously, he held several positions in McKinsey & Company where he became partner. Currently, he serves as Global head of Wealth Management.

Mr José Luis de Mora	GROUP HEAD OF STRATEGY AND CORPORATE DEVELOPMENT AND OF CONSUMER FINANCE (SANTANDER CONSUMER FINANCE)
Born in 1966. He joined the Group in 2003. Since 2003, he has been in charge of developing the Group strategic plan and acquisitions. In 2015 he was appointed Group senior executive vice president and Group head of Financial Planning and Corporate Development. Since 15 February 2019, the Strategy function has been integrated with the Corporate Development function. Since 1 January 2020, he is also head of Santander Consumer Finance.

Mr José María Nus	RISK ADVISER TO GROUP EXECUTIVE CHAIRMAN
Born in 1950. He joined the Group in 1996 as executive director and chief risk officer of Banco Español de Crédito, S.A. (Banesto). In 2010 he was appointed executive director and chief risk officer of Santander UK. He also served as Group chief risk officer until June 2018. Formerly, he served as senior executive vice president in Argentaria, S.A. and Bankinter, S.A.. He currently serves as senior executive vice president and risk advisor to Group executive chairman.

Mr Jaime Pérez Renovales	GROUP HEAD OF GENERAL SECRETARIAT AND HUMAN RESOURCES	See profile in section 4.1 'Our directors'.
Mr Javier San Félix García	HEAD OF SANTANDER GLOBAL PAYMENTS
Born in 1967. He joined the Group in 2004 as head of Strategic Planning in the Consumer Finance division. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the Santander Consumer Finance division. From 2012 to 2013, he was the chief executive officer of Banco Español de Crédito, S.A. (Banesto). In 2013 he was appointed senior executive vice president of Banco Santander, S.A. and head of the Commercial Banking division and from 2016 to 2018 he served as senior executive vice president and head of Retail and Commercial Banking in the UK. Currently, he serves as head of Santander Global Payments.

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

Ms Marjolien van Hellemondt-Gerdingh	GROUP CHIEF COMPLIANCE OFFICER
Born in 1964. She joined the Group in 2019 as senior executive vice president and Group chief compliance officer. Previously she was chief compliance officer of several banking or financial entities like NN Group, Zurich Insurance Company and De Lage Landen International B.V.

6. Remuneration
Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.7, 9.4 and 9.5 constitute the annual report on directors’ remuneration that must be prepared and submitted to the consultative vote of the general shareholders’ meeting.
In addition, section 6.4 constitutes the directors' remuneration policy for 2020, 2021 and 2022, which is to be submitted to the vote of the general shareholders' meeting.
The annual report on directors' remuneration and the directors' remuneration policy for 2020, 2021 and 2022 have been approved by the board of directors of the Bank, in its meeting held on 27 February 2020. None of the directors voted against nor abstained in relation to their approval.
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

2.	Fixed remuneration must represent a significant proportion of total compensation.

3.	Variable remuneration must compensate for performance in terms of the achievement of agreed goals of the individual and within the framework of prudent risk management.

4.	The global remuneration package and the structure thereof must be competitive, in order to attract and retain professionals.

5.	Conflicts of interest and discrimination must be avoided in decisions regarding remuneration.

The assistance of Willis Towers Watson was sought by the remuneration committee and the board for the following purposes:

•	To compare the relevant data with that on the markets and comparable entities, given the size, characteristics and activities of the Group.

•	To analyse and confirm the compliance of certain quantitative metrics relevant to the assessment of certain objectives.

•	To estimate the fair value of the variable remuneration linked to long-term objectives.
6.2 Remuneration of directors for the performance of supervisory and collective decision-making duties: policy applied in 2019
A. Composition and limits
As set out in Banco Santander’s Bylaws, the remuneration of directors in their condition as such consists of a fixed annual amount determined at the general shareholders’ meeting. This amount shall remain in effect until the shareholders resolve to amend it, though the board may reduce its amount in the years it considers such reduction appropriate. The remuneration established at the general shareholders’ meeting for 2019 was EUR 6 million, with two components: (a) annual allotment and (b) attendance fees.
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
None of the non-executive directors has the right to receive any benefit on the occasion of their removal as such.

214	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

B. Annual allotment
The amounts received individually by the directors during the last two years based on the positions held on the board and their membership on the various board committees were as follows:

Amount per director in euros	2019	2018
Members of the board of directors	90,000	90,000
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	15,000
Chairman of the audit committee	70,000	70,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk supervision, regulation and compliance committee	70,000	70,000
Chairman of the responsible banking, sustainability and culture committee	50,000	50,000
Lead director	110,000	110,000
Non-executive vice chairmen	30,000	30,000

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

C. Attendance fees
By resolution of the board, at the proposal of the remuneration committee, the amount of attendance fees applicable to meetings of the board and its committees (excluding the executive committee, for which no fees are provided) during the last two years was as follows:

Attendance fees per director per meeting in euros	2019	2018
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance committee	1,700	1,700
Other committees (excluding executive committee)	1,500	1,500
D. Breakdown of bylaw-stipulated emoluments
The total amount accrued for bylaw-stipulated emoluments and attendance fees was EUR 4.9 million in 2019 (EUR 4.6 million in 2018), which is 19% less than the amount approved at the general shareholders’ meeting. The individual amount accrued for each director for these items is as follows:

			Amount in euros
Directors	Executive	Non-executive	2019										2018
			Annual allotment								Board and committee attendance fees	Total by-law stipulated emoluments and attendance fees
			Board H	EC	AC	ASC	RC	RSRCC	RBSCC	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea			90,000	170,000	—	—	—	—	15,000	275,000	58,800	333,800	307,000
Mr José Antonio Álvarez Álvarez			90,000	170,000	—	—	—	—	—	260,000	52,800	312,800	294,000
Mr Bruce Carnegie-Brown		I	392,700	170,000	—	25,000	25,000	—	—	612,700	87,300	700,000	732,000
Mr Rodrigo Echenique Gordillo A		N	90,000	56,667	—	16,667	—	—	—	163,334	55,800	219,134	293,000
Mr Guillermo de la Dehesa Romero		N	90,000	170,000	—	25,000	25,000	—	—	310,000	88,800	398,800	441,000
Ms Homaira Akbari		I	90,000	—	40,000	—	—	—	15,000	145,000	80,900	225,900	199,000
Mr Ignacio Benjumea Cabeza de Vaca		N	90,000	170,000	—	—	25,000	40,000	15,000	340,000	92,700	432,700	432,000
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea B		N	90,000	—	—	—	—	—	—	90,000	46,800	136,800	121,000
Ms Sol Daurella Comadrán		I	90,000	—	—	25,000	25,000	—	15,000	155,000	84,700	239,700	215,000
Ms Esther Giménez-Salinas i Colomer		I	90,000	—	—	4,368	—	40,000	15,000	149,368	79,400	228,768	196,000
Ms Belén Romana García		I	160,000	170,000	40,000	—	—	40,000	15,000	425,000	99,600	524,600	414,000
Mr Ramiro Mato García-Ansorena		I	140,000	170,000	40,000	—	—	40,000	15,000	405,000	95,300	500,300	450,000
Mr Álvaro Cardoso de Souza C		I	160,000	—	—	—	—	40,000	15,000	215,000	60,500	275,500	148,000
Mr Henrique de Castro D		I	41,129	—	7,849	—	4,368	—	—	53,346	33,400	86,746	—
Mrs Pamela Ann Walkden E		I	15,726	—	6,989	—	—	—	—	22,715	11,200	33,915	—
Mr Carlos Fernández González [f]		I	74,274	—	33,011	20,632	20,632	—	—	148,549	64,700	213,249	266,000
Mr Juan Miguel Villar Mir G		I	—	—	—	—	—	—	—	—	—	—	108,000
Total			1,793,829	1,246,667	167,849	116,667	125,000	200,000	120,000	3,770,012	1,092,700	4,862,712	4,616,000

A.	Ceased to be an executive director on 30 April 2019. Non-executive director since 1 May 2019.

B.	All amounts received were reimbursed to Fundación Botín.

C.	Director since 1 April 2018.

D.	Director since 17 July 2019.

E.	Director since 29 October 2019.

F.	Ceased to be a director on 28 October 2019

G.	Ceased to be a director on 1 January 2019

H.	Includes committees chairmanship and other role emoluments.

P:	Proprietary I: Independent N: Non-external (neither proprietary nor independent).

EC:
Executive committee AC: Audit committee ASC: Appointments committee RC: Remuneration committee RSRCC: Risk supervision, regulation and compliance committee. RBSCC: Responsible Banking, sustainability and culture committee.

216	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

6.3 Remuneration of directors for the performance of executive duties

The policy applied to the remuneration of directors in 2019 for the performance of executive duties was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 12 April 2019, with 91,64% of the votes in favour. The table below summarises the remuneration policy and its implementation.

Component	Type of component	Policy	Implementation in 2019
Gross annual salary	Fixed	• Paid in cash on a monthly basis.
•
Ana Botin: EUR 3,176 thousand.
•
José Antonio Álvarez: EUR 2,541 thousand.
•
Rodrigo Echenique: EUR 600 thousand. Ceased to be an executive director on 30 April 2019. Figure includes his gross annual salary until he ceased to be a director.

Variable remuneration	Variable
•
Individual benchmark reference.
•
Calculated against a set of annual quantitative metrics and a qualitative assessment with input of individual performance.
•
50% of each payment is made in shares subject to a one-year retention. The number of shares is determined at the time of the award.
•
40% paid in 2020; 60% deferred in five years.
•
24% paid in equal parts in 2021 and 2022.
•
36% paid in equal parts in 2023, 2024 and 2025 subject to the compliance with a set of long-term objectives (2019-2021).
• See section 6.3 B ii) for details of annual metrics and assessment. • See section 6.3 B iv) for details of the long-term metrics. • See section 6.3 B iii) for details of the individual awards.
Benefit system	Fixed	• Annual contribution at 22% of base salary. • Mr Echenique´s contract did not provide for any pension benefit, without prejudice to his pension rights before he was appointed executive director.
	Variable	• Annual contribution at 22% of the 30% of the average of the last three-years variable remuneration	• See section 6.3 C for details of the annual contributions and pension balance.
Other remuneration	Fixed
•
Includes life and accident and medical insurance, including any tax due on benefits.
•
Includes a fixed remuneration supplement in cash (not salary nor pensionable) as part of the elimination of the death and disability supplementary benefits.
• No change from 2018 for Ana Botín or José Antonio Álvarez.
		• Payment for non-compete commitment	• Due to his termination as executive director on 30 April 2019 Rodrigo Echenique has received an amount of € 1,800 thousand in compensation for his two year non-compete commitment.
Shareholding policy	N/A	• 200% of the net tax amount of the annual gross basic salary. • Five years from 2016 to demonstrate the shareholding.	• No change from 2018.
A. Gross annual salary
The board resolved to maintain the same gross annual salary for Ms Ana Botín and Mr José Antonio Álvarez for 2019 as in 2018.
As regards fixed pension contributions, the 22% contribution of the gross annual salary agreed for 2018 has been maintained for 2019.

In summary, the executive directors’ gross annual salary and fixed annual contribution to pension for 2019 and 2018 were as follows:

EUR thousand	2019			2018
	Gross annual salary	Fixed annual pension contribution	Total	Gross annual salary	Fixed annual pension contribution	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	3,176	699	3,875	3,176	699	3,875
Mr José Antonio Álvarez Álvarez	2,541	559	3,100	2,541	559	3,100
Mr Rodrigo Echenique GordilloA	600	—	600	1,800	—	1,800
Total	6,317	1,258	7,575	7,517	1,258	8,775

A.	Ceased to be an executive director on 30 April 2019. Non-executive director since 1 May 2019. Figure includes his gross annual salary until he ceased to be an executive director.

B. Variable remuneration
i) General policy for 2019
The board approved the variable remuneration of the executive directors, at the proposal of the remuneration committee, in consideration of the approved policy:

•
The variable components[1] of the total remuneration of executive directors in 2019 amounts to less than 200% of the fixed components, as established by resolution of the general shareholders’ meeting of 12 April 2019.

•	At the request of the remuneration committee, at the beginning of 2020 the board approved the final amount of the incentive for 2019, based on the agreed bonus pool, in accordance with the following:

•	A group of short-term quantitative metrics measured against annual objectives.

•	A qualitative assessment which cannot adjust the quantitative result by more than 25 percentage points upwards or downwards.

•	Where applicable, an exceptional adjustment that will be supported by the substantiated evidence.

•
The individual reference variable remuneration is fixed based on the individual benchmark variable remuneration figure of the executive director, in accordance with the current model and taking into account (i) their individual objectives, which in general terms coincide with those of the Group, covering financial metrics, risk management metrics, client satisfaction metrics and social impact related metrics, such as being among the Top 10 companies to work for in the main geographies were the Group is present or financial empowerment objectives, as well (ii) as how they are achieved, taking into account the management of employees and the adherence to the corporate behaviours.

A.	Where applicable, an exceptional adjustment based on substantiated evidence
The quantitative metrics and the elements of the qualitative assessment are described below.

•
The approved incentive is paid 50% in cash and 50% in shares[2], 40% shall be paid in 2020, once the final amount has been determined, and the remaining 60% shall be deferred in equal parts over five years and subject to long term metrics , as follows:

•
Payment of the amount deferred over the first two years (24% of the total), payable in 2021 and 2022, where applicable, shall be conditional on none of the malus clauses described below being triggered.

•
The amount deferred over the next three years (36% of the total), payable in 2023, 2024 and 2025, where applicable, shall be conditional not only on the malus clauses not being triggered but also on the achievement of the multi-year targets described below. These objectives can only decrease the amounts and the number of deferred shares.

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

1. As stated in the initial table of this section 6.3, contributions to below of this section of the report, contributions to the benefits systems for two executive directors include both fixed components and variable components, which become part of the total variable remuneration.
2. Since variable remuneration involves the delivery of shares of the Bank, the board of directors submitted to the shareholders at the 2019 annual general shareholders’ meeting, which so approved, the application of the fourth cycle of the Deferred Variable Remuneration Plan Linked to Multi-Year Targets, through which the aforementioned variable remuneration for executive directors is instrumented.

218	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The payment schedule of the incentive is illustrated below.
All deferred payments, whether or not subject to long-term objectives, are subject to malus.
Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy.

ii) Quantitative metrics and qualitative assessment for 2019
The variable remuneration for executive directors in 2019 factored in the quantitative metrics and qualitative factors approved by the board at the beginning of 2019 at the proposal of the remuneration committee3, which has taken into account the policy referred to in the paragraphs above and the work of the human resources committee4. The result of aggregating the quantitative and qualitative weighted results is as follows:

3. Before determining the variable remuneration of executive directors and other senior managers, the committee receives a joint report from the risk compliance, audit and financial control functions of the Group identifying material errors which occurred during the year and satisfying itself that this has been appropiately reflected in the compensation proposals for each of these executives.
4. This committee was aided by members of senior management who are also responsible for different functions in the Group, including risk, internal audit, compliance, general secretariat and human resources, financial management, financial accounting and control. Their role in this committee consisted of analysing quantitative metrics information, undertaking a qualitative analysis, and considering whether or not to apply exceptional adjustments. This analysis included different matters related to risk, capital, liquidity, quality and recurrence of results, and other compliance and control matters.

Category and (weight)	Quantitative metrics			Qualitative		Total weighted scoreB
	Metrics	Assessment	Weighted assessmentA	Component	Assessment
Customers (20%)	Net Promoter Score (NPS)C	105.2%	10.5%	Effective compliance with the objectives of the rules on risk conduct in respect of customers.	+3% - Strengthened management of conduct risk, including internal governance processes	23.6%
	Number of loyal customersD	101.3%	10.1%
Risks (10%)	Non-performing loans ratio	108.0%	5.4%	Appropriate management of risk appetite and excesses recognised.	+1.3%. No relevant non-compliance in risk appetite. Improvement of fundamental controls	12.0%
	Cost of Credit Ratio (IFRS9)	106.2%	5.3%
Capital (20%)	Capital ratio (CET1)	147.5%	29.5%	Efficient capital management.	+3.6%- Exceeded capital plan, with more sustainable growth, while complying with enhanced regulatory capital requirements	33.1%
Return (50%)	Ordinary net profit (ONP)E	97.6%	19.5%	Suitability of business growth compared to the previous year, considering the market environment and competitors.	+3.1%	52.5%
	RoTE - Return on Tangible Equity	96.0%	28.8%	Sustainability and solidity of results. Efficient cost management and achievement of efficiency goals.	+1.1%
Exceptional adjustment		Elements (non-exhaustive) under consideration: macro-economic environment, general control environment, compliance with internal and external regulations, prudent and efficient liquidity and capital planning management.		Although the underlying business performance resulted in a bonus calculus of 121.26%, there has been a management proposal, supported by the Remuneration Committee and approved by the Board of Directors, to exercise downward discretion to the 2019 variable remuneration to better align with challenging market environment and subsequent attributable profit and shareholder returns. This results in a 12% reduction of total variable remuneration for the Chairwoman and the CEO in 2019.		(-14.5%)
TOTAL						106.7%

A.
The weighted assessment is the result of multiplying the assessment of each objective by the weight of each objective. When there is more than one objective in the category and save for Note E below, the weight of each objective in the category is the same.

B.	Result of adding or substracting the qualitative assessment to the weighted assessment.

C.
Net Promoter Core (NPS) measures the customers' willingness to recommend Santander. The assessment is based on the number of the Group's main markets were Santander NPS scores in top 3. The objectives for this metric were exceeded in 2019, with top 3 NPS score in 8 of the 9 main markets of the Group.

D.	The number of loyal clients at closing of 2019 has been 21,556 thousand, exceeding budget in 267 thousand.

E.
For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

The specific weight of ONP in the total scorecard is 20% and RoTE is 30%.
The individual variable remuneration approved by the board is set out in the section below.
iii) Determination of the individual variable remuneration for executive directors in 2019
The board approved the variable remuneration of the executive directors, at the proposal of the remuneration committee, taking into account the policy referred to in the paragraphs above and the result of the quantitative metrics and qualitative assessment set out in the section above.

It was also verified that none of the following circumstances have occurred:

•	The Group’s ONP[5] for 2019 was not less than 50% of that for 2018. If this had occurred, the variable remuneration would not have been greater than 50% of the benchmark incentive.

•	The Group’s ONP has not been negative. If this had occurred, the incentive would have been zero.
For Ms Ana Botín and Mr José Antonio Álvarez the board resolved to maintain in 2019 the same benchmark incentive as in 2018.

5. For this purpose, ONP is attributed ordinary net profit, adjusted upwards or downwards for those transactions that, in the opinion of the board, have an impact outside of the performance of the directors being evaluated, whereby extraordinary profit, corporate transactions, special allowances, or accounting or legal adjustments that may occur during the year are evaluated for this purpose.

220	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Variable contributions to pensions have not been modified in 2019, so the amounts are the 22% of the 30% of the last three assigned bonus' average.
As a result of the aforementioned process, and following a proposal by the remuneration committee, the board of directors has approved a reduction in the variable remuneration of the Chairman and CEO of 12% from 2018, as shown in the following chart, which includes the amounts of variable remuneration payable immediately and deferred amounts not linked to long-term metrics, as well as in the chart following the one below, which includes variable remuneration deferred and linked to linked to long-term objectives:

Immediately payable and deferred (not linked to long-term objectives) variable remuneration

EUR thousand	2019			2018
	In cash	In shares	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	2,084	2,084	4,168	2,368	2,368	4,736
Mr José Antonio Álvarez Álvarez	1,393	1,393	2,786	1,582	1,582	3,164
Mr Rodrigo Echenique Gordillo	640	640	1,280	1,256	1,256	2,512
Total	4,117	4,117	8,234	5,206	5,206	10,412

A.
Ceased to be an executive director on 30 April 2019. Non-executive director since 1 May 2019. Immediate and deferred variable remuneration (not linked to long-term objectives) included until termination date as executive director.

B.	The share amounts in the foregoing table correspond to a total of 1,122 thousand shares in Banco Santander (1,211 thousand shares in 2018).
The deferred portion of the variable remuneration, which will only be received, in 2023, 2024 and 2025, if the aforementioned long-term multi-year targets are met (see section 6.3 B iv)), on condition that the beneficiaries continue to be employed at the Group, in the terms agreed by the Shareholders Meeting, and provided malus and clawback clauses have not been triggered, is stated at its fair value in the following chart6:

Deferred variable remuneration linked to long-term objectives

EUR thousand	2019			2018
	In cash	In shares	Total	In cash	In shares	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	821	821	1,642	932	932	1,864
Mr José Antonio Álvarez Álvarez	548	548	1,096	623	623	1,246
Mr Rodrigo Echenique Gordillo	252	252	504	495	495	990
Total	1,621	1,621	3,242	2,050	2,050	4,100

A.
Ceased to be an executive director on 30 April 2019. Non-executive director since 1 May 2019. Immediate and deferred variable remuneration (not linked to long-term objectives) included until termination date as an executive director.

B.	The share amounts in the foregoing table correspond to a total of 442 thousand shares in Banco Santander (477 thousand shares in 2018).

6. Corresponding to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service -with the exceptions envisaged-, non- applicability of malus clauses and compliance with the defined goals. Fair value was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2019 and the levels of achievement of similar plans in comparable entities, the expert concluded that the reasonable range for estimating the initial achievement ratio is in the range of 60% - 80%. Accordingly, it has been considered that the fair value is 70% of the maximum.
The maximum total number of shares relating to the plan (1,753 shares without the fair value adjustment) is within the maximum limit of 3,134 thousand shares authorised for executive directors by the shareholders at the general shareholders’ meeting of 12 April 2019, and has been calculated on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares for the 15 trading sessions prior to the Friday (not inclusive) before 28 January 2020 (the date on which the board approved the bonus for the executive directors for 2019), which was 3.67 euros per share.
iv) Multi-year targets linked to the payment of deferred amounts in 2023, 2024 and 2025
The multi-year targets linked to the payment of the deferred amounts payable in 2023, 2024 and 2025 are summarised as follows:

	Metrics	Weight	Target and compliance scales (metrics ratios)
A	Earnings per share (EPS) growth in 2021 vs 2018	33%	If EPS growth ≥ 15%, then metric ratio is 1 If EPS growth ≥ 10% but < 15%, then metric ratio is 0 – 1C If EPS growth < 10%, then metric ratio is 0
B	Relative Total Shareholder Return (TSR)A in 2019-2021 within a peer group	33%
If ranking of Santander above percentile 66, then metric ratio is 1
If ranking of Santander between percentiles 33 and 66, then ratio is 0 – 1D
If ranking of Santander below percentile 33, then metric ratio is 0

C	Fully loaded target common equity Tier 1 ratio (CET1)B for 2021	33%	If CET1 is ≥ 12%, then metric ratio is 1 If CET1 is ≥ 11.50% but < 12%, then metric ratio is 0 – 1E If CET1 is < 11.5%, then metric ratio is 0

A.
For this purpose, TSR refers to the difference (expressed as a percentage) between the final value of an investment in ordinary shares of Banco Santander and the initial value of the same investment. This will be calculated factoring into the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time, as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date.

To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2019 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2022 (exclusive) (to calculate the final value).
The peer group comprises the following 9 entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.

B.
To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Further, the CET1 ratio as at 31 December 2021 could be adjusted to strip out the impact of any regulatory changes affecting its calculation implemented until that date.

C.	Linear increase in the EPS ratio based on the specific percentage that EPS growth in 2021 represents with respect to 2018 EPS within this bracket of the scale.

D.	Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.

E.	Linear increase in the CET1 coefficient as a function of the CET1 ratio in 2021 within this bracket of the scale.
To determine the annual amount of the deferred portion linked to objectives corresponding to each board member in 2023, 2024 and 2025, the following formula shall be applied to each of these payments ('Final annuity') without prejudice to any adjustment deriving from the malus clauses:
Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)
where:

•	'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 12% of the total variable remuneration set in early 2020).

•	'A' is the EPS ratio according to the scale in the table above, based on EPS growth in 2021 vs 2018.

•	'B' is the TSR ratio according to the scale in the table above, according to the relative performance of the Bank’s TSR within its peer group in 2019-2021.

•	'C' is the CET1 ratio according to compliance with the CET1 target for 2021 described in the table above.
v) Malus and clawback
Accrual of the deferred amounts (whether or not linked to multi-year targets) is also conditional upon the beneficiary’s continued service in the Group7, as well as upon none of the circumstances arising, in the period prior to each payment, that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy.

7. When the relationship with Banco Santander or another Santander Group entity is terminated due to retirement, early retirement or pre-retirement of the beneficiary, a dismissal considered by the courts to be improper, unilateral withdrawal for good cause by an employee (which includes, in any case, the situations set forth in article 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to receive shares and deferred amounts in cash and, where applicable, the amounts arising from the adjustment for inflation of the deferred amounts in cash shall remain under the same conditions in force as if none of such circumstances had occurred. In the case of death, the right shall pass to the successors of the beneficiary.
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

222	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Similarly, the variable remuneration already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions provided.
The variable remuneration corresponding to 2019 is subject to clawback until the beginning of 2026.
Malus and clawback clauses are triggered in situations in which there is poor financial performance of the Bank as a whole or a specific division or area thereof or of the exposure generated by staff, taking into account at least the following:

Category	Factors
Risk	Significant failures in risk management by the Bank, or by a business or risk control unit.
Capital	An increase in capital requirements at the Bank or one of its business units not planned at the time that exposure was generated.
Regulation and internal codes	Regulatory penalties or legal convictions for events that might be attributable to the unit or staff responsible for them. In addition, failure to comply with the Bank’s internal codes of conduct.
Conduct
Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the liability of persons or bodies making such decisions will be considered especially significant.

The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the retention period related to the final payment in shares in accordance with the plan has elapsed in the beginning of 2026. Consequently, the board of directors, at the proposal of the remuneration committee and depending on the level of compliance with the aforementioned conditions regarding malus clauses, shall determine the specific amount of the deferred incentive to be paid and, where applicable, the amount that could be subject to clawback.
C. Main features of the benefit plans
The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death.
In the event of pre-retirement and up until the retirement date, the executive directors other than Mr Rodrigo Echenique have the right to receive an annual allotment. In the case of Ms Ana Botín, this allotment is the sum of her fixed remuneration and 30% of the average of the three remunerations as a maximum. In the case of Mr José Antonio Álvarez, this allotment is the fixed remuneration paid as senior vice president.
According to the 2012 system, executive director contracts (and of other members of the Bank’s senior management) with defined benefit pension commitments were amended to transform them into a defined contribution system, under which the Bank makes annual contributions to the benefit plans . The new system gives executive directors the right to receive benefits upon retirement regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement.
The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system.
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
Mr Rodrigo Echenique's contract does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which he was entitled prior to his appointment as executive director.
Further to applicable remuneration regulations, the contributions calculated on the basis of variable remuneration are subject to the discretionary pension benefits scheme. Under this scheme, these contributions are subject to malus and clawback clauses in accordance with the policy in place at any given time and during the same period in which variable remuneration is deferred. Furthermore, they must be invested in shares of the Bank for a period of five years from the date that the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.
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
As per the director's remuneration policy approved at the 23 March 2018 general shareholder´s meeting, the system includes contributions at 22% of the respective pensionable base (which consists in the sum of the fixed remuneration plus 30% of the average of the last three variable remuneration payments), and supplementary benefits scheme were eliminated from 1 April 2018, increasing the sum insured in the life accident insurance and setting a fixed remuneration supplement in cash reflected in "Other remuneration".
The provisions recognised in 2019 for retirement pensions a amounted to 2,003 thousand euros (2,284 thousand euros in 2018), as broken down below.

EUR thousand	2019	2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,145	1,234
Mr José Antonio Álvarez Álvarez	858	1,050
Mr Rodrigo Echenique Gordillo	—	—
Total	2,003	2,284
The balance in the benefits system corresponding to each of the executive directors at 31 December 2018 and 2017 is as follows:

EUR thousand	2019	2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	48,104	46,093
Mr José Antonio Álvarez Álvarez	17,404	16,630
Mr Rodrigo Echenique Gordillo	13,268	13,614
Total	78,776	76,337

A.
Mr Rodrigo Echenique does not participate in the defined pensions scheme described in the preceding paragraphs. However, as a previous executive director and for informational purposes, this year’s table includes the rights to which he was entitled prior to his designation as such. The payments made to him in 2018 with respect to his participation in this plan amounted to EUR 0.9 million euros (EUR 0.9 million euros in 2017).

D. Other remuneration
In addition to the above, the Group has insurance policies for life, health and other contingencies for the executive directors of the Bank. This other remuneration component also includes the fixed supplement approved for Ms Ana Botín and Mr José Antonio Álvarez to replace the supplementary benefits in the benefit systems eliminated in 2018, as well as the cost for insuring death or disability until their retirement date. Similarly, the executive directors are covered under the civil liability insurance policy contracted by the Bank.
Mr. Rodrigo Echenique has received an amount of 1,800 thousand euros in compensation for his two year non-compete commitment from the date he has ceased in his role as executive director, 30 April 2019.

Note 5 to the Group´s consolidated financial statements provides more detailed information about other benefits received by the executive directors.
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
F. Remuneration of board members as representatives of the Bank
By resolution of the executive committee, all remuneration received by the Bank’s directors who represent the Bank on the boards of directors of companies in which it has an interest and which relates to appointments made after 18 March 2002, will accrue to the Group. The executive directors of the Bank received no remuneration from this type of representation in 2019 or 2018.
On the other hand, Mr, Alvaro Cardoso de Souza, as non-executive Chairman of Banco Santander (Brasil) S.A., received in 2019 a remuneration of 1.752 thousand Brazilian reales (397 thousand euros), and Mr. Rodrigo Echenique, received a remuneration of 666 thousand euros for his role as Chairman of the board of the Santander Spain business unit for the period from 1 May 2019 to 31 December 2019.
G. Individual remuneration of directors for all items in 2019
The detail, by Bank director, of salary remuneration payable in the short term (or immediately) and of deferred remuneration not linked to long-term goals for 2019 and 2018 is provided below. The Note 5 to the Group consolidated financial statements contains disclosures on the shares delivered in 2019 by virtue of the deferred remuneration schemes in place in previous years, the conditions for delivery of which were met in the related years.

224	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

	EUR thousand
	2019									2018
	Bylaw-stipulated emoluments		Salary remuneration of executive directors
Directors	Board and board committees annual allotment	Board and committee attendance fees	Fixed	Immediate payment (50% in shares)	Deferred payment (50% in shares)	Total	Pension contribution	Other remunerationH	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	275	59	3,176	2,605	1,563	7,344	1,145	1,131	9,954	10,483
Mr José Antonio Álvarez Álvarez	260	53	2,541	1,741	1,044	5,326	858	1,773	8,270	8,645
Mr Bruce Carnegie-Brown	613	87	0	0	0	0	0	0	700	732
Mr Rodrigo Echenique Gordillo (A)	163	56	600	800	480	1,880	0	2,775	4,874	4,830
Mr Guillermo de la Dehesa Romero	310	89	0	0	0	0	0	0	399	441
Ms Homaira Akbari	145	81	0	0	0	0	0	0	226	199
Mr Ignacio Benjumea Cabeza de Vaca	340	93	0	0	0	0	0	91	524	513
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (B)	90	47	0	0	0	0	0	0	137	121
Ms Sol Daurella Comadrán	155	85	0	0	0	0	0	0	240	215
Ms Esther Giménez-Salinas i Colomer	149	79	0	0	0	0	0	0	228	196
Ms Belén Romana García	425	100	0	0	0	0	0	0	525	414
Mr Ramiro Mato García-Ansorena	405	95	0	0	0	0	0	0	500	450
Mr Álvaro Cardoso de Souza (C)	215	61	0	0	0	0	0	0	276	148
Mr Henrique Manuel Drummond Borges Cirne de Castro (D)	53	33	0	0	0	0	0	0	86	0
Mrs Pamela Ann Walkden (E)	23	11	0	0	0	0	0	0	34	0
Mr Carlos Fernández González (F)	149	65	0	0	0	0	0	0	214	266
Mr Juan Miguel Villar Mir (G)	0	0	0	0	0	0	0	0	0	108
Total 2019	3,770	1,094	6,317	5,146	3,087	14,550	2,003	5,770	27,187	0
Total 2018	3,744	872	7,517	6,508	3,904	17,929	2,284	2,932	0	27,761

A.	Ceased to be an executive director on 30 April 2019. Non-executive director since 1 May 2019.

B.	All amounts received were reimbursed to Fundación Botín.

C.	Director since 23 March 2018.

D.	Director since 17 July 2019.

E.	Director since 29 October 2019.

F.	Ceased to be a director on 28 October 2019

G.	Ceased to be a director on 1 January 2019

H.	Includes committee chairmanship and other role emoluments.

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

	EUR thousand
	2019	2018
	(50% in shares)	(50% in shares)
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,641	1,864
Mr José Antonio Álvarez Álvarez	1,097	1,246
Mr Rodrigo Echenique Gordillo	504	990
Total	3,242	4,100

A.
Fair value of the maximum amount receivable over a total of 3 years (2023, 2024 and 2025), which was estimated at the plan award date, taking into account various possible scenarios for the different variables contained in the plan during the measurement periods.

B.	Ceased to be an executive director on 30 April 2019. non-executive director since 1 May 2019.
H. Ratio of variable to fixed components of remuneration in 2019
Shareholders at the general shareholders’ meeting of 23 March 2018 approved a maximum ratio between variable and fixed components of executive directors’ remuneration of 200%.
The following table shows the percentage of the variable components of total remuneration compared to the fixed components for each executive director in 2019. As a result of the 12% reduction in Ms. Ana Botín's and Mr. José Antonio Álvarez's variable remuneration from 2018 detailed in B.iii above, this ratio has been reduced from 2018 in 15%, in the case of Ms. Ana Botín, and in 9% in the case of Mr. José Antonio Álvarez.

Executive directors	Variable Components / fixed components (%)
Ms Ana Botín-Sanz de Sautuola y O’Shea	130%
Mr José Antonio Álvarez Álvarez	90%
Mr Rodrigo Echenique Gordillo	112%
For these purposes:

•
The variable components of remuneration include all items of this nature, including the portion of contributions to the benefits system that are calculated on the variable remuneration of the related director.

•
The fixed components of remuneration include the other items of remuneration that each director receives for the performance of executive duties, including contributions to the benefits systems calculated on the basis of fixed remuneration and other benefits, as well as all bylaw-stipulated emoluments that the director in question is entitled to receive in his or her capacity as such.

I. Summary of remuneration of executive directors and underlying attributable profit
The following chart shows an overview of the compensation (short-term remuneration, deferred variable remuneration and/or deferred variable remuneration linked to multi-year targets) of the directors performing executive duties as compared with underlying attributable profit.

Executive directors’ total remuneration as % of underlying attributable profit
The variable remuneration received by the executive directors is also shown below as a percentage of the cash dividends paid.

Variable remuneration for all executives directors as % of cash dividends
J. Summary of link between risk, performance and reward
Banco Santander's remuneration policy and its implementation in 2019 promote sound and effective risk management while supporting business objectives. The key elements of the remuneration policy for executive directors making for alignment between risk, performance and reward in 2019 were as follows:

226	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Key words	Risk, performance and reward alignment element
Metrics balance	The balance of quantitative metrics and qualitative assessment, including customer, risk, capital and risk related profitability, used to determine the executive directors´ variable remuneration.
Financial thresholds
The adjustment to variable remuneration if certain financial thresholds are not reached, which may limit the variable remuneration to 50% of the previous year´s amount or lead to it not being awarded at all.

Long-term objectives
The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with return to shareholders relative to a peer group, earnings per share and maintaining a sound capital base.

Individual performance	The discretion of the board to consider the performance of each executive director in the award of their individual variable remuneration.
Variable remuneration cap	200% of fixed remuneration.
Control functions involvement
The work undertaken by the human resources committee aided by members of senior management leading control functions in relation to the analysis of quantitative metrics information and undertaking qualitative analysis.

Malus and clawback	Malus can be applied to unvested deferred awards and clawback can be applied to vested or paid awards under the conditions and in situations set out in the Group´s remuneration policy.
Payment in shares	At least 50% of variable remuneration is paid in shares subject to a one-year retention period after delivery.

6.4 Directors remuneration policy for 2020, 2021 and 2022 that is submitted to a binding vote of the shareholders
Principles of the remuneration policy and remuneration system
A.Remuneration of directors in their capacity as such
The director remuneration system is regulated by article 58 of the Bylaws of Banco Santander and article 33 of the rules and regulations of the board. No changes in the principles or composition of the remuneration of directors for the performance of supervisory and collective decision-making duties are planned in 2020, 2021 and 2022 with respect to those in 2019. They are set forth in sections 6.1 and 6.2.
B. Remuneration of executive directors
For the performance of executive duties, executive directors shall be entitled to receive remuneration (including, if applicable, salaries, incentives, bonuses, possible severance payments for early termination from such duties, and amounts to be paid by the Bank for insurance premiums or contributions to savings schemes) which, following a proposal from the remuneration committee and by resolution of the board of directors, is deemed to be appropriate, subject to the limits of applicable law. No changes in the principles of the remuneration of executive directors for the performance of executive duties are planned in 2020, 2021 and 2022. They are set forth in sections 6.1 and 6.3.
Banco Santander performs an annual comparative review of the total compensation of executive directors and other senior executives above. The 'peer group' will comprise in 2020 the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit.

Remuneration of directors for 2020
A. Remuneration of directors in their capacity as such
In 2020, the directors, in their capacity as such, shall continue to receive remuneration for the performance of supervisory and collective decision-making duties for a collective amount of up to 6 million euros as authorised by the shareholders at the 2019 annual general shareholders’ meeting (and again subject to approval by the shareholders at the 2020 general shareholders’ meeting), with two components:

•	Annual allocation; and

•	Attendance fees.
The specific amount payable for the above-mentioned items to each of the directors and the form of payment thereof shall be determined by the board of directors under the terms set forth in section 6.2 above, bearing in mind the specific circumstances of each case .
In addition, as stated in the description of the director remuneration system, the Bank will pay in 2020 the premium for the civil liability insurance for its directors, obtained upon customary market terms and proportional to the circumstances of the Bank.
B. Remuneration of directors for the performance of executive duties
i) Fixed components of remuneration
A) Gross annual salary
At the proposal of the committee, the board resolved that Ms Ana Botín and Mr José Antonio Álvarez would maintain their same gross annual salaries in 2020 as in 2019.
In any event, their gross annual salary may be increased as a consequence of a change in the mix of fixed components of remuneration, based on the criteria approved at any given time by the remuneration committee, provided that modification does not entail an increase in costs for the Bank.

B) Other fixed components of remuneration

•	Benefits systems: defined contribution plans[8] as set out in section 'Pre-retirement and benefit plans'.

•
Fixed salary supplement: Ms Ana Botín will receive a fixed salary supplement approved in 2018 when the death and disability supplementary benefits systems was eliminated for an amount of 525 thousand euros in 2020 and Mr José Antonio Álvarez will receive 710 thousand euros in the same year.

•
Social welfare benefits: executive directors will also receive certain social welfare benefits such as life insurance premiums, medical insurance and, if applicable, the allocation of remuneration for employee loans, in accordance with the customary policy established by the Bank for senior management and in identical terms as the rest of employees. Additional information is included in the 'Pre-retirement and benefit plans' section.

ii) Variable components of remuneration
The variable remuneration policy for executive directors for 2020, which was approved by the board at the proposal of the remuneration committee, is based on the principles of the remuneration policy described in section 6.3.
The variable remuneration of executive directors consists of a single incentive scheme9, linked to the achievement of short-and long-term goals, structured as follows:

•
The final amount of the variable remuneration shall be determined at the start of the following year (2021) based on the benchmark amount and subject to compliance with the annual objectives described in section B) below.

•
40% of the incentive shall be paid immediately once the final amount has been determined and the remaining 60% shall be deferred in equal parts over five years, and subject to long term metrics, as follows:

•
The payment of the amount deferred over the first two years (24% of the total), payable in the two following years, 2022 and 2023, shall be conditional on none of the malus clauses described in section 6.3 B vi) above being triggered.

•
The amount deferred over the next three years (36% of the total), payable in 2024, 2025 and 2026, shall be conditional not only on the malus clauses not being triggered but also on the executive achieving the long-term objectives described in section the D) below (deferred incentive subject to long-term performance objectives).

Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in the Group’s malus and clawback policy, to which section 6.3 B vi) above refers.
Exceptionally, in the case of the hiring of a new director with an executive role in Banco Santander, the variable remuneration may include sign-on bonus and/or buyouts.

The variable components of the executive directors’ total remuneration for 2020 must not exceed the limit of 200% of the fixed components which is submitted for approval by the 2020 general shareholders meeting. Although the European regulation on remuneration allows certain variable components of an exceptional nature to be excluded.
A) Benchmark incentive
Variable remuneration for executive directors in 2020 shall be determined based on a standard benchmark incentive conditional upon compliance with 100% of the established targets. The board of directors, at the proposal of the remuneration committee and based on market and internal contribution criteria, may review the benchmark variable remuneration.
B) Setting the final incentive based on results for the year
Based on the aforementioned benchmark standard, the 2020 variable remuneration for executive directors shall be set on the basis of the following key factors:

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

8. As stated in the section below, contributions to the benefits systems for the executive directors include both fixed components and variable components.
9. In addition, and as stated in section below, contributions to the benefits systems for the executive directors include both fixed components and variable components, which become part of the total variable remuneration.

228	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The detailed quantitative metrics, qualitative assessment factors and weightings are indicated in the following scorecard:

Category and weighting		Quantitative metrics	Qualitative assessment
Customers (20%)		NPS/CSIA Number of loyal customers	Effective compliance with the objectives of the rules on risk conduct in respect of customers.
Shareholders (80%)	Risks (10%)	Non-performing loans ratio Cost of credit ratio (IFRS 9)	Appropriate management of risk appetite and excesses recognised. Adequate management of operational risk.
	Capital (20%)	Capital ratio (CET1) B	Efficient capital management.
	Return (50%)	Ordinary net profit (ONP)C (20%) RoTE: return on tangible equityB (30%)
Suitability of business growth compared to the previous year, considering the market environment and competitors.

Sustainability and solidity of results.

Progress against the 11 public commitments for responsible banking included in the 2019 Highlights section of the responsible banking report.

Efficient cost management and achievement of efficiency goals.

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

Lastly, and as additional conditions, in determining the incentive, verification is required on whether or not the following circumstances have occurred:

•	If the Group’s ONP for 2019 is less than 50% of the ONP for 2018, the incentive would in no case exceed 50% of the benchmark incentive for 2019.

•	If the Group’s ONP is negative, the incentive would be zero.
When determining individual bonuses, the board will also take into account whether any restrictions to the dividend policy have been imposed by supervisory authorities.
C) Form of payment of the incentive
Variable remuneration is paid 50% in cash and 50% in shares, one portion in 2021 and the deferred portion over five years and subject to long-term metrics, as follows:

a)	40% of the incentive is paid in 2021 net of taxes, half in cash and half in shares.

b)	60% is paid, if applicable, in five equal parts in 2022, 2023, 2024, 2025 and 2026, net of taxes, half in cash and half in shares, subject to the conditions stipulated in section E) below.
The last three payments shall also be conditional upon the long-term objectives described in section D) below. The portion paid in shares may not be sold until one year has elapsed from delivery thereof.
D) Deferred variable remuneration subject to long-term objectives
As indicated above, the amounts deferred in 2024, 2025 and 2026 shall be conditional upon, in addition to the terms described in section E) below, compliance with the Group’s long-term objectives for 2020-2022. The long-term metrics are as follows:

(a)	Compliance with the consolidated EPS growth target of Banco Santander in 2022 vs. 2019. The EPS ratio relating to this target is obtained as shown in the table below:

EPS growth in 2022
(% vs. 2019)	‘EPS Ratio'
≥ 15%	1.5
≥ 10% but < 15%	1 – 1.5A
≥ 5% but < 10%	0 - 1A
< 5%	0

A.
Straight-line increase in the EPS ratio based on the specific percentage that EPS growth in 2022 represents with respect to 2019 EPS within this bracket of the scale. In addition, total or partial compliance of this objective requires that EPS growth in 2020 and 2021 is higher than 0%.

(b)
Relative performance of the Bank’s total shareholder return (TSR) in 2020-2022 compared to the weighted TSR of a peer group comprising 9 credit institutions, applying the appropriate TSR ratio according to the Bank’s TSR within the peer group.

Ranking of Santander TSR	'TRS Ratio'
Above percentile 66	1
Between percentiles 33 and 66 (both inclusive)	0 – 1A
Below percentile 33	0

A.	Proportional increase in the TSR ratio based on the number of positions moved up in the ranking.
TSR10 measures the return on investment for shareholders as a sum of the change in share price plus dividends and other similar items (including the Santander Scrip Dividend programme) that shareholders may receive during the period in question.

10. TSR is the difference (expressed as a percentage) between the end value of an investment in ordinary shares of Banco Santander and the initial value of the same investment, factoring in to the calculation of the final value the dividends or other similar instruments (such as the Santander Scrip Dividend Programme) received by the shareholder in relation to this investment during the corresponding period of time as if an investment had been made in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders and the weighted average share price at that date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2020 (exclusive) is taken into consideration (to calculate the initial value) and that of the fifteen trading sessions prior to 1 January 2023 (exclusive) (to calculate the final value).

The peer group comprises the following entities: BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank y Unicredit.

(c)	Compliance with the Santander Group’s consolidated fully loaded target common equity tier 1 ratio (CET1) for 2022. The CET1 ratio relating to this target is obtained as described below:

CET1 in 2022	CET1 ratio
≥ 12%	1
≥ 11% but < 12%	0 - 1A
< 11%	0

A.	Linear increase in the CET1 ratio based on the CET1 ratio for 2022 within this range of the scale.
To verify compliance with this objective, possible increases in CET1 resulting from capital increases shall be disregarded (with the exception of those related to the Santander Scrip Dividend programme). Furthermore, the CET1 ratio at 31 December 2022 could be adjusted to strip out the impact of any regulatory changes implemented until that date which affect its calculation.
To determine the annual amount of the deferred variable remuneration tied to corresponding performance , if applicable, to each executive director in 2024, 2025 and 2026, the following formula shall be applied to each of these payments ('Final annuity') without prejudice to any adjustment derived from the application of the malus policy described in section 6.3 B vi) above:
Final annuity = Amt. x (1/3 x A + 1/3 x B + 1/3 x C)
where:

•	'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e., Amt. will be 12% of the total incentive set in early 2020).

•	'A' is the EPS ratio according to the scale in section (a) above, based on EPS growth in 2022 vs. 2019.

•	'B' is the TSR ratio according to the scale in section (b) above, according to the relative performance of the TSR within its peer group in 2020-2022.

•	'C' is the CET1 ratio according to compliance with the CET1 target for 2021 described in section (c) above.

•	Assuming in any event that if the result of (1/3 x A + 1/3 x B + 1/3 x C) is greater than 1, the multiplier will be 1.
The estimated maximum amount to be delivered in shares to executive directors is 11.5 million euros.
E) Other terms of the incentive
Accrual of the deferred amounts, including amounts linked to long-term objectives, shall also be conditional upon the beneficiary’s continued service in the Group and upon none of the circumstances arising that give rise to the application of malus arrangements in accordance with the section on malus and clawback clauses in the Group’s remuneration policy, all under terms similar to those indicated for 2019. Similarly, the incentives already paid will be subject to clawback by the Bank in the scenarios and for the period set forth in said policy, all under the terms and conditions provided.

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
iii) Holding shares
No changes in the holding shares policy are planned with respect to the terms in place for 2019 and set out in section 6.3 E.
Remuneration of directors for 2021 and 2022
A. Remuneration of directors in their capacity as such
No changes to the remuneration of directors in their capacity as such for 2021 and 2022 with respect to the remuneration described for 2020 are expected, without prejudice to the fact that shareholders at the 2021 or 2022 annual general meeting may approve an amount higher than the six million euros currently in force, or that the board may determine, within such limit, a different distribution thereof among directors.
B. Remuneration of directors for the performance of executive duties
Remuneration of executive directors shall conform to principles similar to those applied in 2020, with the differences described below.
i) Fixed components of remuneration
A) Gross annual salary
The annual gross fixed remuneration may be revised each year based on the criteria approved at any given time by the remuneration committee, whereby the maximum increase for 2021 and 2022 for each executive director may not exceed 5% of their annual gross salary for the previous year. In any event, the gross annual salary may be increased as a consequence of a change in the mix of fixed components of remuneration, provided that modification does not entail an increase in costs for the Bank.
The 5% increase mentioned above may be higher for one or several directors provided that, when applying the rules or requirements or supervisory recommendations that may be applicable, and if so proposed by the remuneration committee, it is appropriate to adjust their remuneration mix and, in particular, their variable remuneration in view of the functions they perform.

230	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Any such increase/s should not lead to an increase in the total remuneration of these directors.
If this were to occur, it shall be described in detail in the corresponding report of the remuneration committee and in the annual report on director's remuneration submitted each year to an advisory vote at the general shareholders’ meeting.
B) Other fixed components of remuneration
No changes planned with respect to the terms in place for 2020.
ii) Variable components of remuneration
The policy on variable remuneration for executive directors for 2021 and 2022 will be based on much the same principles as in 2020, following the same single-incentive scheme described above, and subject to the same rules of operation and limitations.
A) Setting the variable remuneration
Variable remuneration for 2021 and 2022 for executive directors shall be determined based on a benchmark incentive approved for each year which takes into account:

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
Lastly, in determining the incentive, verification is required as to whether or not the following circumstances have occurred:

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
B) Form of payment of the incentive
No changes in the form of payment are planned with respect to the terms in place for 2020.
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
These metrics may be measured at the level of the Group or of the country or business, when appropriate, and the performance thereof may be compared against a peer group.
The portion paid in shares of the incentives may not be sold until at least one year has elapsed from delivery thereof.
D) Other terms of the incentive
No changes in form of payment are planned with respect to the continuity, malus and clawback terms in place for 2020 and that are described in section E) of the remuneration policy for 2020.
In addition, no changes are planned to the hedging prohibition or the inflation-related adjustments on cash deferred amounts terms set out in the same section.
iii) Holding shares
The share holding policy approved in 2016 shall apply in 2021 and 2022, unless the remuneration committee, under exceptional circumstances such as regulatory requirements or requests or recommendations issued by regulatory or supervisory bodies, were to propose amendments to this policy to the board. Any potential amendments would be described in detail in the corresponding remuneration committee report and in the annual report on director’s remuneration submitted each year to an advisory vote at the general shareholders’ meeting.
Terms and conditions of executive directors’ contracts
The terms for the provision of services by each of the executive directors are governed by the contracts signed by each of them with the Bank, as approved by the board of directors.
The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration mentioned above, are the following:

A. Exclusivity and non-competition
Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorised by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.
In addition, executive director contracts provide for certain prohibitions against competition and enticing of clients, employees and suppliers that may be enforced for two years after the termination in their executive duties for reasons other than retirement or a breach by the Bank. The compensation to be paid by the Bank for this duty of non-competition is 80% of the fixed remuneration, 40% payable on termination of the contract and 60% at the end of the two-year period for Ms Ana Botín and Mr José Antonio Álvarez.
B. Code of Conduct
There is an obligation to strictly observe the provisions of the Group’s General Code and of the code of conduct in securities markets, in particular with respect to rules of confidentiality, professional ethics and conflicts of interest.
C. Termination
The executive directors' contracts are of indefinite duration and do not provide for any severance payment in the case of termination other than as may be required by law.
In the event of termination of her contract by the Bank, Ms Ana Botín must remain available to the Bank for a period of four months to ensure a proper transition, during which period she would continue to receive her gross annual salary.
D. Pre-retirement and benefit plans
The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not yet reached retirement age:

•
Ms Ana Botín will be entitled to pre-retirement in the event of leaving her post for reasons other than breach of duty. In this case, she will be entitled to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of her last variable remuneration, to a maximum of three. This allotment shall be reduced by 8% in the event of voluntary termination prior to the age of 60. This allotment is subject to the malus and clawback provisions in place for a period of five years.

•
Mr José Antonio Álvarez will be entitled to pre-retire in the event of leaving his post for reasons other than his own free will or breach of duty. In that case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as senior executive vice-president . This allotment is subject to the malus and clawback provisions in place for a period of five years.

The executive directors participate in the defined contribution system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of the executive directors who participate in the benefit system. The annual contributions are calculated in proportion to the respective pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, or their death or disability (including, if applicable, during pre-retirement). The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president). The contributions will be 22% of the pensionable bases in all cases.
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
E.  Insurance and other remuneration and benefits in kind
Ms Ana Botín and Mr José Antonio Álvarez will receive the fixed remuneration supplement approved as a result of the elimination of the life and health supplementary benefitsin 2018. This supplement will be paid in 2020, 2021 and 2022 in the same amount as in 2019 and will continue to be paid until their retirement age, even if the director is then still active.
The Group has arranged life and health insurance policies for the directors.
The premiums for 2020 corresponding to this insurance include the standard life insurance and the life insurance coverage for the aforementioned fixed remuneration supplement. In 2021 and 2022, these premiums could vary in the event of a change in the fixed remuneration of directors or in their actuarial circumstances.
Similarly, executive directors are covered by the Bank’s civil liability insurance policy.
Finally, executive directors may receive other benefits in kind (such as employee loans) in accordance with the Bank’s general policy and the corresponding tax treatment.
F. Confidentiality and return of documents
A strict duty of confidentiality is established during the relationship and following termination , pursuant to which executive directors must return to the Bank any documents and items related to their activities that are in their possession.

232	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

G. Other terms and conditions
The advance notice periods contained in the contracts with the executive directors are as follows:

	By decision of the Bank (months)	By decision of the director (months)
Ms Ana Botin-Sanz de Sautuola y O’Shea	—	4
Mr José Antonio Álvarez Álvarez	—	—
Payment clauses in place of pre-notice periods are not contemplated.
Appointment of new executive directors
The components of remuneration and basic structure of the agreements described in this remunerations policy will apply to any new director that is given executive functions at Banco Santander, notwithstanding the possibility of amending specific terms of agreements so that, overall, they contain conditions similar to those previously described.
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
Remuneration paid to directors in that capacity shall be included within the maximum distributable amount set by the shareholders and be distributed by the board of directors as described above.
Additionally, if the new director comes from an entity that is not part of the Santander Group, they could be the beneficiary of a buyout to offset the loss of variable remuneration corresponding to their prior post if they have not accepted a contract with the Group or of a sign-on bonus to attract them to join Banco Santander.
This compensation could be paid fully or partly in shares, subject to the delivery limits approved at the general shareholders’ meeting. Therefore, authorisation is expected to be sought at the next general shareholders’ meeting to deliver a specified maximum number of shares as part of any hires of executive directors or other employees to which the buyout regulation applies.
In addition, sign-on bonuses can only be paid once to new executive directors, in cash or in shares, and in each case they will not exceed the sum of the maximum variable remuneration awarded for all executive directors the preceding year.

6.5 Preparatory work and decision-making process with a description of the participation of the remuneration committee
Section 4.7 'Remuneration committee activities for 2019', which constitutes the remunerations committee's report, details the following:

•	Pursuant to the Bylaws and the Rules and regulations of the board of the Bank, the duties relating to the remuneration of directors performed by the remuneration committee.

•	The composition of the remuneration committee as at the date of approving this report.

•	The number of meetings with the risk supervision, regulation and compliance committee held in 2019, including those held jointly with the risk, compliance and regulation supervision committee.

•	The date of the meeting when this report was approved.

•
The 2018 annual report on directors´ remuneration was approved by the board of directors and submitted to a binding vote at the general shareholders’ meeting of 12 April 2019, with 91.07% of the votes in favour. The detail of vote was as follows:

	Number	% of totalA
Votes cast	10,740,924,312	96,57%

	Number	% of totalA
Votes against	598,890,812	5.38%
Votes in favour	10,130,003,843	91.07%
Abstentions	381,915,614	3.43%

A.	Percentage on total valid votes and abstentions.
6.6 Remuneration of non-director members of senior management
At its meeting of 27 January 2020, the remuneration committee agreed to propose to the board of directors the approval of the variable remuneration for 2019 of members of senior management who are not directors. The committee’s proposal was approved by the board at its meeting of 28 January 2020.
The Bank’s general remuneration policy was applied in order to determine this variable remuneration, as well as the specificities corresponding to senior management. In general, their variable remuneration packages were calculated on the same balance of quantitative metrics and qualitative assessment used for executive directors described in section 6.3 B ii).
The contracts of some of the senior management were modified in 2018 with the same purpose and with the same amendments indicated in 6.3C and D in relation to Ms. Ana Botín and Mr. José Antonio Alvarez, so that the system includes contributions at 22% of the respective pensionable base, supplementary benefits scheme were eliminated from 1 April 2018, the sum insured in the life accident insurance was increased and a fixed remuneration supplement in cash reflected in "Other remuneration" was set.

The table below shows the amounts of short-term remuneration (immediately payable) and deferred remuneration (excluding that linked to multi-year targets) for members of senior management as at 31 December 2019 and 2018, excluding remuneration corresponding to the executive directors shown previously:

EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in shares)A	Deferred variable remuneration (50% in shares)B	Pension contributions	Other remunerationC	TotalD
2019	18	22,904	15,337	6,673	6,282	7,491	58,687
2018	18	22,475	16,748	7,582	6,193	7,263	60,261

A.	The amount of immediate payment in shares for 2019 was 2,091 thousand Santander shares (1,936 thousand Santander shares in 2017).

B.	The amount of deferred shares for 2019 was 910 thousand Santander shares.

C.	Includes other items of remuneration such as life insurance premiums, health insurance and relocation packages.

The following table shows a breakdown of the salary remuneration linked to multi-year targets for members of senior management at 31 December 2019 and 2018. This remuneration will only be received if the terms of continued service, non-applicability of malus clauses, and compliance with long-term goals are met in the corresponding deferral periods.

Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in shares)B
2019	18	7,007
2018	18	7,962

A.
In 2019, this corresponds to the fair value of the maximum annual payments for 2023, 2024 and 2025 of the fourth cycle of the deferred variable remuneration plan linked to multi-year targets. In 2018, this corresponds to the estimated fair value of the maximum annual payments for 2022, 2023 and 2024 of the third cycle of the deferred variable remuneration plan linked to multi-year targets. The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Depending on the design of the plan for 2019 and the levels of achievement of similar plans in comparable entities, the expert concluded that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been determined that the fair value is 70% of the maximum.

B.	The amount of shares of the deferred variable remuneration subject to long-term metrics shown in the table above is of 955 thousand Santander shares in 2019 (921 thousand Santander shares in 2018).
The long-term goals are the same as those for executive directors. They are described in section 6.3 B iv).
Senior executive vice presidents that ceased to carry out their duties in 2019 and who were not members of senior management at year-end, consolidated salary remuneration and other remuneration relating to the cessation of their duties for a total amount of 6,789 thousand euros during the year (1,861 thousand euros for those leaving their posts in 2018). Such senior managers also have the right to receive variable remuneration subject to long-term objectives for an amount of 922 thousand euros (this right was not generated in respect of any senior manager who ceased to carry out his/her duties during 2018).

In addition, the shareholders meeting of 12 April 2019 approved the 2019 Digital Transformation Incentive, which is a variable compensation system that includes the delivery of Santander shares and share options subject to meeting certain important milestones of the Group's digital roadmap.
Three senior executives are included within this plan, which is aimed at a larger group of up to 250 employees whose performance is considered essential to the growth and digital transformation of Santander Group. The three employees have been awarded a total overall amount of 2,100 thousand euro, which will be provided to them in thirds, on the third, fourth and fifth anniversary of the granting date (2023, 2024 and 2025).
The 2,100 thousand euro amount is implemented in 286,104 Santander shares and 1,495,726 options over Santander shares, using for these purposes the fair value of the options at the moment of their grant (0.702 euros).
See Note 47 to the 2019 Group's consolidated financial statements for further detail on the Digital Transformation Incentive.
In 2019, the ratio between the variable components of remuneration to the fixed components was 98% of the total for senior managers, in all cases respecting the upper limit of 200% set by the shareholders.
See note 5 of the Group’s 2019 consolidated financial statements for further details.
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

234	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

management and employees who take on risk. These are typically those whose professional activities may have an important impact on the Group’s risk profile (all of these together with the senior management and the Bank’s board of directors form the so called identified staff or material risk takers).
Every year, the remuneration committee reviews and, if applicable, updates the composition of the identified staff in order to identify the individuals in the organisation who fall within the aforementioned parameters. The Remuneration Policies chapter of the 2019 Pillar III disclosures report11 of Banco Santander, S.A. describes the criteria used for identifying staff and the applicable regulation for the same purpose.
According to these criteria, at the 2019 year-end, this group comprised 1,359 executives across the Group (including executive directors and non-director senior managers) (1,384 in 2018), accounting for 0.69% of total staff (0.68% in 2018).
The directors that are identified staff other than executive directors are subject to the same remuneration standards applicable to the latter described in sections 6.1 and 6.3, except for:

•	The various deferral percentages and terms that apply based on their category.

•	The possibility that in 2019 certain categories of managers do not have the deferred incentive subject to long-term performance metrics, but only to malus and clawback clauses.

•
As occurred with the bonuses in previous years, the variable remuneration amount that is paid or deferred in shares to the executives of the Group in Brazil, Chile, Mexico, Poland, and Santander Consumer US, can be delivered in shares or similar instruments of their own listed entities.

In the financial year 2020, the board of directors will maintain its flexibility for agreeing total or partial payment in shares or similar instruments of Banco Santander and/or the respective subsidiary in the proportion it considers appropriate in each case (subject, in any event, to the maximum number of Santander shares to be delivered as agreed by shareholders at the general meeting and any regulatory restrictions applicable in each jurisdiction).
The aggregate amount of the 2019 variable remuneration of identified staff, the amounts deferred in cash and in instruments and the ratio between the variable components of remuneration to the fixed components are detailed in the remuneration policies chapter of the 2019 Pillar III disclosures report mentioned above.

11. The 2019 Pillar III disclosures report is published at our corporate website.

7.	Group structure and internal governance
The structure of the Santander Group is a model of legally independent subsidiaries whose parent is Banco Santander, S.A. The registered address is in the city of Santander (Cantabria, Spain) and the Corporate Centre is in Boadilla del Monte (Madrid, Spain).
The Group has established a Group-Subsidiary Governance Model (GSGM) and good governance practices for its main subsidiaries. Any reference to subsidiaries in this section refers to the Bank’s most significant subsidiaries.
The key features of the GSGM are as follows:

•
The governing bodies of each subsidiary shall ensure that their company is managed rigorously and prudently, while ensuring their economic solvency and upholding the interests of their shareholders and other stakeholders.

•
Management of the subsidiaries is a local matter carried out by local management teams which provide extensive knowledge and experience in relation to local customers and markets, while also benefiting from the synergies and advantages of belonging to the Santander Group.

•	The subsidiaries are subject to the regulation and supervision of their respective local authorities, without prejudice to the global supervision of the Group by the ECB.

•	Customer funds are secured by virtue of the deposit guarantee funds in place in the relevant country, in accordance to the applicable laws.
Subsidiaries finance themselves autonomously when it comes to both capital and liquidity. The Group’s capital and liquidity positions are coordinated by the corporate committees. Intra-group exposure is limited and transparent and any such transactions are invariably arranged under arm’s length conditions. Moreover, the Group has listed subsidiaries in certain countries, in which it always retains a controlling stake.
The subsidiaries’ autonomy limits the contagion risk between the Group’s different units, which reduces systemic risk. Each subsidiary has its own recovery plan.
7.1 Corporate centre
The GSGM of Banco Santander is further complemented with a corporate centre that brings together Group control and support units tasked with functions relating to strategy, risk, auditing, technology, human resources, legal services, communications and marketing, among others. The corporate centre adds value to the Group by:

•	Making its governance more robust, through corporate frameworks, models, policies and procedures that allow a corporate strategy to be implemented and ensure effective supervision of the Group.

•	Making the Group’s units more efficient by unlocking cost management synergies, economies of scale and achieving a common brand.

•	Sharing the best commercial practices, focusing on global connectivity, launching global commercial initiatives and fostering digitalisation throughout the Group.
7.2 Internal governance of the Group
Santander has an internal governance model that establishes a set of principles that regulate relations and the interaction that must exist between the Group and its subsidiaries on three levels:

•
On the governing bodies of the subsidiaries, where the Group has devised rules and procedures regulating the structure, composition, make-up and functioning of the boards and their committees (audit, appointments, remuneration and risk), in accordance with international standards and good governance practices. In addition, other rules and regulations concerning the appointment, remuneration and succession planning of members of governing bodies, in full compliance with the regulations and local supervisory criteria, are embedded.

•
Between the regional and country heads and the Group´s CEO, and between the local and global heads of the key control functions: chief risk officer (CRO); chief compliance officer (CCO); chief audit executive (CAE); chief financial officer (CFO); chief accounting officer (CAO) and key support functions (IT, Operations, HR, General Secretary’s office, Legal Services, Marketing, Communications and Strategy) as well as business functions (SCIB, Wealth Management and Digital and Innovation).

The governance model establishes, among other aspects, the relevant rules and regulations to be followed in relation to their appointment, setting of targets, assessment, and fixing of variable remuneration and succession planning. It also explains how Group officers and their counterparts at the subsidiaries should liaise and interact.
Santander also has thematic frameworks (corporate frameworks) for matters considered to be important due to their impact on the Group’s risk profile, which include areas including risk, capital, liquidity, compliance, technology, auditing, accounting, finance, strategy, human resources, cybersecurity and communications brand. These frameworks specify:

•	The way the Group exercises oversight and control over its subsidiaries.

236	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•	The Group’s involvement in certain of the subsidiaries’ important decisions, as well as the subsidiaries’ involvement in the Group’s decision-making processes.
The aforementioned governance model and corporate frameworks effectively make up the internal governance system and are approved by the board of directors of Banco Santander, S.A. for subsequent adherence to it by the governing bodies of the subsidiaries, with due regard to any local requirements to which these subsidiaries may be subject. Both the model and the frameworks are maintained up to date on an ongoing basis through the annual review of the Bank's board and the recurring adoption of legislative changes and international best practices. They are subject to annual review by the Group board of directors.
Based on the corporate frameworks, the functions included in the governance model prepare internal regulatory documents that are given to the Group’s subsidiaries as reference and development documentation, ensuring that the frameworks are effectively implemented and embedded at a local level, and in full compliance with local law and supervisory expectations. This approach also drives a consistent application throughout the Group.
An Internal Governance office at Group level and the subsidiaries’ general secretaries are responsible for promoting the effective embedding of the governance model and corporate frameworks. The extent and completeness of this activity is assessed by the Group on an annual basis with associated reporting to relevant governing bodies.
In 2019, a new policy for the governance of non-GSGM subsidiaries and investees was approved. This policy completes and enhances the governance and control system that has been applied to these companies until now.

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
8.1 Control environment
Governance and responsible bodies
The board of directors approves the financial information that, due to its status as a listed company, Banco Santander must periodically make public and is responsible for overseeing and guaranteeing the integrity of the internal information and control systems, as well as the accounting and financial information systems. This includes operational and financial control and compliance with applicable legislation.
The board of directors has set up an audit committee that assists the board in supervising the financial reporting process and internal control systems. See section 4.5 'Audit committee activities in 2019'.
In addition, the audit committee discusses with the external auditor any significant deficiencies in the internal control system that may be detected in the course of the audit and ensures that the external auditor issues a report regarding the internal control system for financial information.
The existence of an adequate internal control over financial reporting (ICFR), prepared and coordinated by the non-financial risk control area, covers the entire organisational structure with control relevance, through a direct scheme of individually assigned responsibilities. In addition, the financial accounting and management control units in each of the countries in which the Group operates -each led by a financial controller- have an important role in complying with the standard. The section below includes more information on the functions carried out by each organisational structure, the controllers and the non-financial risk control area.
Responsible functions, General Code of Conduct, whistleblowing channel and training
Responsible functions
The Group, through the corporate organisation area and the organisational units for each country/entity or business,

defines, implements and maintains the organisational structures, catalogue of job positions and size of units. Specifically, the corporate organisation function defines a reference management and staff structure, which serves as a manual across the Group.
The business and support areas channel any initiative related to their structure through these organisational units. These units are responsible for analysing, reviewing and, where appropriate, incorporating any structural modifications into the corporate technology tools. The organisational units are responsible for identifying and defining the main functions under the responsibility of each structural unit.
Based on this assignment, each of the business/support areas identify and document the necessary tasks and controls in its area within the Internal Control Model (ICM), based on its knowledge and understanding of its activities, processes and potential risks.
Each unit thus detects the potential risks associated with those processes, which are covered by the ICM. This detection is based on the knowledge and understanding that management has of the business and associated process.
It also has to define those persons responsible for the various controls, tasks and functions of the documented processes, so that all the members of the division have clearly assigned responsibilities.
The purpose of this is to try to ensure, among other things, that the organisational structure provides a solid model of ICFR.
With respect to the specific process of preparing its financial information, the Group has defined clear lines of responsibility and authority. The process entails exhaustive planning, including, among other things, the distribution of tasks and functions, the required timeline and the various reviews to be performed by each manager. To this end, the Group has financial accounting and control units in each of its operating markets; these are headed up by a financial controller whose duties include the following:

•	Integrating the corporate policies defined at the Group level into their management, adapting them to local requirements as required.

•	Ensuring that organisational structures in place are conducive to performance of the tasks assigned, including a suitable hierarchical-functional structure.

•	Deploying critical procedures (control models), leveraging the Group’s corporate IT tools to this end.

•	Implementing the corporate accounting and management information systems, adapting them to each entity’s specific needs as required.

238	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

In order to preserve their independence, the controllers report to their country heads and to the Group’s Financial Accounting and Control division.
In addition, to support the existence of adequate documentation for the Group’s ICM, the corporate non-financial risk control department is responsible for establishing and reporting the methodology governing the process of documenting, evaluating and certifying the internal control model that covers the ICFR system, among other regulatory and legal requirements. It is also responsible for keeping all necessary documentation fully up to date including organizational and regulatory changes. In addition, together with the Financial Accounting and Control division and, if appropriate, the representatives of the divisions and/or companies concerned, it is responsible for presenting the conclusions of the ICM evaluation process to the audit committee. There are similar functions at each unit that report to the corporate non-financial risk control department.
General Code of Conduct
The Group’s General Code of Conduct is approved by the Bank’s board of directors, setting out behavioural guidelines of ethical principles and rules of conduct that govern the actions of all Santander Group employees and, therefore, constitutes the central pillar of the Group compliance and conduct function. It also establishes guidelines for conduct, among other matters, in relation to accounting obligations and financial information. The Code can be consulted on the corporate website (www.santander.com).
This Code is binding for all members of the Group’s governance bodies and all employees of Banco Santander, S.A., who acknowledge so when they join the Group, notwithstanding the fact that some of these individuals are also bound by the Code of Conduct in Securities Markets and other codes of conduct specific to the area or business in which they work.
The Group provides all its employees with e-learning courses on the aforementioned General Code of Conduct. Moreover, the compliance and conduct function is available to address any queries with respect to its application. The General Code of Conduct sets out the functions of the Group’s governance bodies, units and areas required to implement the Code, in addition to the compliance function.
The Human Resources function is responsible for imposing disciplinary measures for any breaches of the General Code and proposing corrective actions, which may lead to labour-offence sanctions, notwithstanding any administrative or criminal sanctions that may also result from such a breach. The function is assisted in this regard by a Human Resources Committee comprise of representatives from various parts of the Group.
Whistleblowing channel
Banco Santander has a whistleblowing channel, called 'Canal Abierto', through which employees can report, confidentially and anonymously, any allegedly unlawful acts or breaches of the General Code of Conduct as well as behaviours not aligned with the corporate ones that comes to their knowledge during the course of their professional activities.

In addition, through this whistleblowing channel, employees can confidentially and anonymously report irregularities in accounting or auditing matters, in accordance with SOX. When reports concerning accounting or auditing matters are received, the compliance and conduct function will report them to the audit committee to adopt the appropriate measures.
To preserve the confidentiality of communications prior to their examination by the audit committee, the procedure does not require the inclusion of personal data from the sender. In addition, only certain persons in the compliance and conduct function review the content of the communication in order to determine whether it is related to accounting or auditing matters, and, if applicable, submit it to the audit committee.
Training
Group employees involved in preparing and reviewing its financial information participate in training programmes and regular refresher courses which are specifically designed to provide them with the knowledge required to allow them to discharge their duties properly.
The training and refresher courses are mostly promoted by the Financial Accounting and Control division itself and are designed and overseen together with the corporate learning and career development unit which is, in turn, part of the HR department and is responsible for coordinating and imparting training across the Group.
These training initiatives take the form of a mixture of e-learning and on site sessions, all of which are monitored and overseen by the aforementioned corporate unit in order to guarantee they are duly taken and that the concepts taught have been properly assimilated.
The training and periodic update programmes taught in 2019 have focused, among other subjects, on: risk analysis and management, accounting and financial statement analysis, the business, banking and financial environment, financial management, costs and budgeting, numerical skills, calculations and statistics and financial statement auditing, among other matters directly and indirectly related to the financial information process.
45,061 employees from the Group’s entities in the various countries in which it operates were involved in these training programmes, involving over 1,000,000 training hours at the corporate centre in Spain and remotely (e-learning). In addition, each country develops its own training programme based on that developed by the parent.
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
ICM documentation is implemented in the main Group companies using standard and uniform methodology to ensure inclusion of appropriate controls and covers all material financial information risk factors.
The risk identification process takes into account all classes of risk. Its scope is greater than all of the risks directly related to the preparation of the Group’s financial information.
The identification of potential risks that must be covered by the ICM is based on the knowledge and understanding that management have of the business and its operating processes, taking into account criteria associated with the type, complexity or the structure of the business itself.
In addition, the Bank ensures the existence of controls covering the potential risk of error or fraud in the issuance of the financial information, i.e., potential errors in terms of: i) the existence of the assets, liabilities and transactions as at the corresponding date; ii) the fact that the assets are Group goods or rights and the liabilities Group obligations; iii) proper and timely recognition and correct measurement of its assets, liabilities and transactions; and iv) the correct application of the accounting rules and standards and adequate disclosures.
The following aspects of the Group’s ICM model are worth highlighting:

•	It is a corporate model involving the whole organisational structure through a direct scheme of responsibilities assigned individually.

•
The management of the ICM documentation is decentralised, being delegated to the Group’s various units, while its coordination and monitoring is the duty of the non-financial risk control department. This department issues general criteria and guidelines to ensure uniformity and standardisation of the documentation of procedures, control assessment tests, criteria for the classification of potential weaknesses and rule changes.

•
It is an extensive model with a global scope of application, which not only documents the activities relating to generation of the consolidated financial information, its core scope of application, but also other procedures developed by each entity’s support areas. These do not generate a direct impact on the accounting process but could cause possible losses or contingencies in the case of incidents, errors, regulatory breaches and/or fraud.

•	It is dynamic and updated continually to mirror the reality of the Group’s business as it evolves, the risks to which it is exposed and the controls in place to mitigate these risks.

•
It generates comprehensive documentation of all the processes falling under its scope of application and includes detailed descriptions of the transactions, evaluation criteria and checks applied to the ICM.

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
This procedure enables the identification of not just those entities over which the Group has control through voting rights from its direct or indirect holdings, but also those over which it exercises control through other channels, such as mutual funds, securitisations and other structured vehicles. This procedure analyses whether the Group has control over the entity, has rights over, or is exposed to, its variable returns, and whether it has the capacity to use its power to influence the amount of such variable returns. If the procedure concludes that the Group has such control, the entity is included in the scope of consolidation, and is fully consolidated. If not, it is analysed to identify whether there is significant influence or joint control. If this is the case, the entity is included in the scope of consolidation, and consolidated using the equity method.
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
8.3 Control activities
Procedures for reviewing and authorising financial information
The audit committee and the board of directors oversee the process of preparing and presenting the mandatory financial information regarding the Bank and the Group.an assessment of its competences, compliance with regulatory requirements and accounting standards which, together, ensure its accuracy and timely update on the Bank’s website.
The process of creating, reviewing and authorising the financial information and the description of the ICFR is documented in a corporate tool which integrates the control model into risk management, including a description of the activities, risks, tasks and the controls associated with all of the transactions that may have a material effect on the financial statements. This documentation covers recurrent banking transactions and one-off transactions (stock trading, property deals, etc.), as well as aspects related to judgements and estimates, covering the registration, assessment, presentation and disclosure of financial information. The information in the tools is updated to

240	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

reflect changes in the methodology for, reviewing and authorising procedures for generating financial information.
The audit committee has the duty to report to the board, prior to its adoption of the decisions, regarding the financial information that the Group must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices used to prepare the financial statements with the same degree of reliability.
The most significant aspects of the accounting close process and review of material judgements, estimates, measurements and projections used are as follows:

•	Impairment losses on certain assets;

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations;

•	The useful life of the tangible and intangible assets;

•	The measurement of goodwill arising on consolidation;

•	The calculation of provisions and the consideration of contingent liabilities;

•	The fair value of certain unquoted assets and liabilities;

•	The recoverability of tax assets; and

•	The fair value of the identifiable assets acquired, and the liabilities assumed, in business combinations.
Our Group chief accounting officer presents the Group’s financial information to the audit committee for validation on a quarterly basis, providing explanations of the main criteria employed for estimates, valuations and value judgements.
The information provided to directors prior to board meetings, including information on value judgements, estimates and forecasts relating to the financial information, is prepared specifically for the purposes of these meetings.
The Group has in place an assessment and certification process which verifies that the ICM is working properly and is effective in practice. This assessment starts with an evaluation of the control activities by the staff responsible for them. Depending on the conclusions drawn, the tasks and functions related to the generation of financial information are certified so that, having analysed all such certifications, the chief executive officer, the chief financial officer and the chief accounting officer/financial controller certify the effectiveness of the ICM.
There is also a committee called accounting and financial management information committee which is responsible for the governance and supervision of matters relating to accounting, financial management and control, and for ensuring that the Bank makes appropriate and adequate financial disclosures of these matters in accordance with laws and regulations, ensuring that such disclosure is fair, accurate and not misleading.
The annual process identifies and assesses the criticality of risks and the effectiveness of the controls identified in the Group.

The Non-Financial Risk Control unit prepares a report detailing the conclusions reached as a result of the certification process conducted by the units, taking the following aspects into consideration:
•    Detail of the certifications obtained at all levels.
•    Any additional certifications considered necessary.

•	Specific certification of all significant outsourced services.

•	Tests about the design and operation of ICM performed by those responsible for its maintenance and/or by independent experts.
This report also itemises the main deficiencies identified throughout the certification process by any of the parties involved, indicating whether these deficiencies have been properly resolved or, if not, what remedition plans are in place to correct them in a satisfactory manner.
The conclusions of these evaluation processes are presented to the audit committee by the non-financial risk control department, together with Financial Accounting and Control division and, if appropriate, the sponsors of the divisions and/or work companies concerned, after having been presented to the risk control committee.
Lastly, based on this report, the Group’s chief accounting officer / controller, chief financial officer and its chief executive officer certify the effectiveness of the ICM in terms of preventing or detecting errors which could have a material impact on the consolidated financial information.
Since 2018, the Group has worked to strengthen the identification and documentation of the most relevant controls relating to the internal control over financial reporting (special monitoring controls). This has included the reinforcement of existing mechanisms within the organization to promote a culture of preventive risk identification and management in a more precise way.
Finally, during 2019, the Group defined within its governance scheme a new meeting called 'Internal Control Steering Meeting' where the main stakeholders of the Group´s ICM monitor progress with the main control deficiencies and the strategy and evolution of the Group´s ICM.
Internal control policies and procedures for IT systems
The Technology and Operations Division draws up the corporate policies relating to the Group's information systems which, directly or indirectly, relate to the financial statements, guarantee, at all times, through a specific internal control system, the correct preparation and publication of financial information.
For internal control purposes, are particularly relevant the policies relating to the following aspects:

•
Internal policies and procedures, updated and disseminated, relating to system security and access to applications and computer systems, based on roles and in accordance with the functions and ratings assigned to each unit/position, in order to ensure adequate segregation of duties.

•	The Group's methodology ensures that the development of new applications and the modification or maintenance of existing applications is through a circuit of definition, development and testing that ensures the reliable processing of financial information.

•
In this way, once the development of the applications has been completed based on the standardised definition of requirements (detailed documentation of the processes to be implemented), comprehensive tests are carried out by a specialist development laboratory in this field.

•
Subsequently, in a pre-production environment (computer environment that simulates real situations) and prior to their definitive implementation, a complete software testing cycle is run, which includes: technical and functional tests, performance tests, user acceptance tests and pilot and prototype tests that are defined by the entities, before making the applications available to end users.

•
Based on corporate methodology, the Group guarantees the existence of continuity plans to ensure the performance of key functions in the event of disasters or events that may suspend or interrupt activity. To this end, there are back-up systems with a high degree of automation that guarantee the continuity of critical systems with minimum human intervention, thanks to redundant systems, high availability systems and redundant communication lines.

Internal control policies and procedures over outsourced activities and valuation services from independent experts
The Group has established an action framework and specific implementation policies and procedures to ensure the adequate coverage of the risks associated with subcontracting activities to third parties.
This framework is in line with the EBA's requirements for outsourcing arrangements and risk management with third parties, and must be complied within all companies of the Group.
The relevant processes include:

•	The performance of tasks relating to the initiation, recording, processing, settlement, reporting and accounting of asset valuations and transactions.

•	The provision of IT support in its various manifestations: software development, infrastructure maintenance, incident management, IT security and IT processing.

•	The provision of other material support services not directly related to the generation of financial information: supplier management, property management, HR management, etc.
The main control procedures in place to ensure adequate coverage of the risks intrinsic to these processes are:

•	Relations among Group companies are documented in contracts which detail exhaustively the type and level of service provided.

•	All of the Group’s service providers document and validate the main processes and controls related to the services they provide.

•
Entities to which activities are outsourced document and validate their controls in order to ensure that the material risks associated with the outsourced services are kept within reasonable levels. Thus enables the identification and implementation of inherent risk mitigation plans to ensure that residual risk is within the entity's risk appetite.

The Group assesses its evaluation internally according to the control model guidelines mentioned. Whenever it considers it advisable to hire the services of a third party to help with specific matters, it does so having verified their expertise and independence, for which procedures are in place, and having validated their methods and the reasonableness of the assumptions made.
Furthermore, the Group put in place controls to ensure the integrity and quality of information for external suppliers providing significant services that might impact the financial statements and are detailed in the service level agreements reflected in the respective contracts with third parties.
8.4 Information and communication
Function in charge of accounting policies
The Financial Accounting and Control division includes the accounting policies area, the head of which reports directly to the financial controller and has the following exclusive responsibilities:

•	Defining the accounting treatment of the transactions that constitute the Bank’s business in keeping with their economic substance and the regulations governing the financial system.

•	Defining and updating the Group’s accounting policies and resolving any questions or conflicts deriving from their interpretation.

•	Enhancing and standardising the Group’s accounting practices.

•
Assisting and advising the professionals responsible for new IT developments with respect to accounting requirements and ways of presenting information for internal consumption and external distribution and on how to maintain these systems as they relate to accounting issues.

The Corporate Accounting, Financial Reporting and Management Framework sets out the principles, guidelines and procedures for accounting, financial reporting and management that apply to all entities of the Santander Group as a key pillar of good governance. The structure of the Group calls for the application of consistent principles, guidelines and procedures so that each Group entity can rely on effective consolidation methods and apply uniform accounting policies. The principles set out in this Framework are appropriately implemented and specified in the Group’s accounting policies.
Accounting policies must be treated as a supplement to the financial and accounting standards that apply in the given jurisdiction. Their overarching objectives are as follows: (i) financial statements and other financial information made

242	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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
Additionally, on a monthly basis, the accounting policies area publishes an internal bulletin that contains relevant news on accounting matters, including both new published regulations and the most relevant guidance. These documents are stored in an accounting standards library, which is accessible to all Group units.
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

•	General information systems: these provide information to division/business unit heads.

•	Management systems: these produce information for business monitoring and control purposes.

•	Business systems: software encompassing the full product-contract-customer life cycle.

•	Structural systems: these support the data shared and are used by all the applications and services. These systems include all necessary accounting and financial information.
All these systems are designed and developed in accordance with the following IT architecture:

•	General software architecture, which defines the design patterns and principles for all systems.

•	Technical architecture, including the mechanisms used in the model for design outsourcing, tool encapsulation and task automation.
One of the overriding purposes of this model is to provide the Group’s IT systems with the right software infrastructure to manage all the transactions performed and their subsequent entry into the corresponding accounting registers, with the resources needed to enable access to, and consultation of, the various levels of supporting data.
The software applications do not generate accounting entries per se; they are based on a model centred on the transaction itself and a complementary model of accounting templates that specifies the accounting entries and movements to be made for the transaction. These accounting entries and movements are designed, authorised and maintained by the Financial Accounting and Control division.
The applications execute all the transactions performed in a given day across various distribution channels (branches, internet, telephone banking, e-banking, etc.) into the ‘daily transaction register’.
This register generates the transaction accounting entries and movements on the basis of the information contained in the accounting template, uploading it directly into the accounting infrastructure application.
This application carries out other processes necessary to generate financial information, including: capturing and balancing the movements received, consolidating and reconciling with application balances, cross-checking the software and accounting information for accuracy, complying with the accounting allocation structural model, managing and storing auxiliary accounting data and making accounting entries for retention in the accounting system itself.
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
This accounting infrastructure and the aforementioned structural systems generate the processes needed to formulate, disclose and store all the financial information required of a financial institution for regulatory and internal purposes, all of which under the guidance, supervision and control of the Financial Accounting and Control division.
To minimise the attendant operational risks and optimise the quality of the information produced in the consolidation process, the Group has developed two IT tools which it uses in the financial statement consolidation process.
The first channels information flows between the units and the Financial Accounting and Control division, while the second performs the proper consolidation on the basis of the information provided by the former.
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
Lastly, the consolidation application includes another module (the annex module) which allows all units to upload the accounting and non-accounting information not specified in the aforementioned audit plan and which the Group deems necessary for the purpose of complying with applicable disclosure requirements.
This entire process is highly automated and includes automatic controls to enable the detection of incidents in the consolidation process. The Financial Accounting and Control division also performs additional oversight and analytical controls.
8.5 Monitoring
2019 ICFR monitoring activities and results
The board has approved a corporate internal audit framework for the Santander Group, defining the global function of internal audit and how it is to be carried out.
In accordance with this, internal audit is a permanent function and independent from all other functions and units. Its mission is to provide the board of directors and senior management with independent assurances with regard to the quality and efficacy of the systems and processes of internal control, risk management (current and emerging) and governance, thereby helping to safeguard the organisation’s value, solvency and reputation. Internal audit reports to the board audit committee and to the board of directors on a regular basis and at least twice a year, as an independent unit, has free and unfettered direct access to the board whenever it deems it appropriate.
Internal audit evaluates:

•	The efficacy and efficiency of the processes and systems cited above;

•	Compliance with applicable legislation and requirements of supervisory bodies;

•	The reliability and integrity of financial and operating information; and

•	The integrity of assets.
Internal audit is the third line of defence, independent of the other two. The scope of its work encompasses:

•	All Group entities over which it exercises effective control;

•	Separated assets (for example, mutual funds) managed by the entities mentioned in the previous section; and

•	All entities (or separated assets ) not included in the previous points, for which there is an agreement for the Group to provide internal audit functions.
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
The board audit committee supervises the Group’s internal audit function. See section 4.5 'Audit committee activities in 2019'.
As at the 2019 year-end, internal audit employed 1,268 people, all dedicated exclusively to this service. Of these, 268 were based at the Corporate Centre and 1,000 in local units situated in the principal geographic areas in which the Group is present, all of who work exclusively at those locations.
Each year, Internal Audit prepares an audit plan based on a self-assessment exercise of the risks to which the Group is exposed. Internal Audit is solely responsible for executing the plan. From the reviews carried out, audit recommendations may be prepared. These are prioritised according to their relative importance and are monitored continuously until their complete implementation.
At its meeting on 24 February 2020, the audit committee considered and approved the audit plan for 2020, which was submitted to, and approved by, the board at the meeting held on 27 February 2020.
The main objectives of the internal audit reviews were to:

•	Verify compliance with sections 302, 404, 406, 407 and 806 of the Sarbanes-Oxley Act.

•	Check the existing governance on information related to the internal control system over financial information.

•	Review the functions performed by the internal control departments and other departments, areas or divisions involved in compliance with the SOX Act.

•	Check that the SOX support documentation is updated.

•	Verify the effectiveness of a sample of controls based on an Internal Audit risk assessment methodology.

•
Evaluate the accuracy of the certifications carried out by the different units, especially their consistency with any observations and recommendations set forward by Internal audit, the auditors of the statutory accounts and different supervisors.

•	Verify the implementation of the recommendations issued in the execution of the audit plan.
In 2019, the board audit committee and the board of directors were kept informed of the work carried out by the Internal Audit division on its annual plan and other issues

244	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

related to the audit function. See section 4.5 'Audit committee activities in 2019'.
Detection and management of deficiencies
The board audit committee is officially tasked with overseeing the financial information process and the internal control systems. It deals with any control deficiencies that might affect the reliability and accuracy of the financial statements. To this end, it can call in the various areas of the Group involved to provide the necessary information and clarifications. The committee also takes stock of the potential impact of any flaws detected in the financial information.
The board audit committee, as part of its remit to oversee the financial reporting process and the internal control systems, is responsible for discussing with the external auditors any significant weaknesses detected in the course of the audit.
As part of its supervision work, our board audit committee assesses the results of the work of the Internal Audit division, and can take action as necessary to correct any deficiencies identified in the financial information.
In 2019, the board audit committee was informed about the evaluation and certification of the ICM corresponding to year 2018. See section 4.5 'Audit committee activities in 2019'.

[This page has been left blank intentionally]

246	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

9.	Other corporate governance information
As indicated in the introduction of this chapter 'Redesigned corporate governance report', since 12 June 2018 (Circular 2/2018) the CNMV allows the annual corporate governance and directors’ remuneration reports mandatory for Spanish listed companies to be drafted in a free format. As in 2018, we have opted for a free format for our 2019 corporate governance directors’ remuneration reports.
The CNMV requires any issuer opting for a free format to provide certain information in a format established by the CNMV so that it can be aggregated for statistical purposes. This information is included (i) for corporate governance matters, under section 9.2 'Statistical information on corporate governance required by the CNMV', which also covers the section 'comply with the recommendations in the Spanish Corporate Governance Code for Listed Companies or explain', and (ii) for remuneration matters, under section 9.5 'Statistical information on remuneration required by the CNMV'.
In addition, given some shareholders or other stakeholders may be used to the formats of the corporate governance and directors' remuneration reports set the by the CNMV, sections 9.1 'Reconciliation with the CNMV’s corporate governance report model' and 9.4 'Reconciliation to the CNMV’s remuneration report model' include, for each section of such formats, a cross reference to where this information may be found in this 2019 annual corporate governance report, drafted in a free format, or elsewhere in this annual report.
Moreover, we have traditionally filled in the 'comply or explain' section for all recommendations in the Spanish Corporate Governance Code for Listed Companies to establish where we comply and also the few instances where we do not comply or we comply partially. Therefore, we have included in section 9.3 'Table on compliance with, and of, explanations of recommendations in corporate governance' a chart with cross-references showing where the information supporting each response can be found in this 2019 corporate governance chapter or elsewhere in this annual report.
9.1 Reconciliation with the CNMV’s corporate governance report model

Section in the CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See section 2.1.
A.2	Yes	See section 2.3 where we explain there are no significant shareholders on their own account.
A.3	Yes	See 'Tenure, committee membership and equity ownership' in section 4.2 and section 6.
A.4	No	See section 2.3 where we explain there are no significant shareholders on their own account so this section does not apply.
A.5	No	See section 2.3 where we explain there are no significant shareholders on their own account so this section does not apply.
A.6	No	See section 2.3 where we explain there are no significant shareholders on their own account so this section does not apply.
A.7	Yes	See section 2.4.
A.8	Yes	Not applicable.
A.9	Yes	See section 2.5.
A.10	No	See section 2.5.
A.11	Yes	See section 2.1 and statistical information.
A.12	No	See section 3.2.
A.13	No	See section 3.2.
A.14	Yes	See section 2.6.
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See 'Quorum and majorities required for passing resolutions at the GSM' in section 3.2.
B.2	No	See 'Quorum and majorities required for passing resolutions at the GSM' in section 3.2.
B.3	No	See 'Rules governing amendments to our Bylaws' in section 3.2.

248	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Section in the CNMV model	Included in statistical report	Comments
B.4	Yes	See sections 3.4 and 3.5 in relation to 2019.
B.5	Yes	See sections 3.4 and 3.5.
B.6	Yes	See 'Participation of shareholders at the GSM' in section 3.2.
B.7	No	See 'Quorum and majorities required for passing resolutions at the GSM' in section 3.2.
B.8	No	See 'Corporate website' in section 3.1.
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1	Yes	See 'Size' in section 4.2.
C.1.2	Yes	See 'Tenure, committee membership and equity ownership' in section 4.2.
C.1.3	Yes	See sections 2.4, 4.1 and 'Executive directors', 'Independent non-executive directors', 'Other external directors' and 'Composition by type of director' in section 4.2.
C.1.4	Yes	See section 1.4 and 'Diversity' in section 4.2.
C.1.5	No	See 'Diversity' in section 4.2 and section 4.6 and regarding top executive positions, see 'Responsible banking' chapter.
C.1.6	No	See 'Diversity' in section 4.2 and section 4.6.
C.1.7	No	See section 1.4 and 'Diversity' in section 4.2.
C.1.8	No	Not applicable.
C.1.9	No	See section 'Group executive chairman and chief executive officer' in section 4.3 and 'Executive committee' in section 4.4.
C.1.10	No	See section 4.1.
C.1.11	Yes	See section 4.1.
C.1.12	Yes	See 'Board and committees attendance' in section 4.3.
C.1.13	Yes	See section 6 and, additionally, note 5 c) to our 'consolidated financial statements'.
C.1.14	Yes	See sections 5 and 6.
C.1.15	Yes	See 'Rules and regulations of the board' in section 4.3.
C.1.16	No	See 'Election, renewal and succession of directors' in section 4.2.
C.1.17	No	See 'Assessment of the board' in section 4.3 and section 4.6.
C.1.18	No	See 'Assessment of the board' in section 4.3.
C.1.19	No	See 'Election, renewal and succession of directors' in section 4.2.
C.1.20	No	See 'Proceedings of the board' in section 4.3.
C.1.21	Yes	Not applicable.
C.1.22	No	See 'Diversity' in section 4.2.
C.1.23	Yes	See 'Election, renewal and succession of directors' in section 4.2.
C.1.24	No	See 'Proceedings of the board' in section 4.3.
C.1.25	Yes	See 'Lead independent director' and 'Board and committees attendance' in section 4.3 and sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10.
C.1.26	Yes	See 'Board and committees attendance' in section 4.3.
C.1.27	Yes	See statistical information.
C.1.28	No	See 'Duties and activities in 2019' in section 4.5.
C.1.29	Yes	See 'Secretary of the board' in section 4.3.
C.1.30	No	See sections 3.1, 'Duties and activities in 2019' in section 4.5, and section 9.6.
C.1.31	Yes	See 'External auditor' in section 4.5.
C.1.32	Yes	See 'Duties and activities in 2019' in section 4.5.
C.1.33	Yes	Not applicable.
C.1.34	Yes	See statistical information.
C.1.35	Yes	See 'Proceedings of the board' and 'Proceedings of the committees' in section 4.3.
C.1.36	No	See 'Election, renewal and succession of directors' in section 4.2.
C.1.37	No	Not applicable.
C.1.38	No	Not applicable.

Section in the CNMV model	Included in statistical report	Comments
C.1.39	Yes	See sections 6.4. and 6.7.
C.2 Board committees
C.2.1	Yes	See 'Board committees structure' and 'Proceedings of the committees' in section 4.3 and sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10.
C.2.2	Yes	See statistical information.
C.2.3	No	See 'Board committees structure' in section 4.3 and sections 4.4, 4.5, 4.6, 4.7, 4.8, 4.9 and 4.10.
D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See 'Related-party transactions' in section 4.12.
D.2	Yes	Not applicable.
D.3	Yes	See 'Related-party transactions' in section 4.12.
D.4	Yes	See statistical information.
D.5	Yes	See 'Related-party transactions' in section 4.12.
D.6	No	See 'Conflicts of interests' in section 4.12.
D.7	Yes	Not applicable.
E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No
See chapter 'Risk management and control' of this annual report, in particular section 2 'Risk management and control model' and sections 'Our strong corporate culture: The Santander Way' and 'Tax contribution' in the 'Responsible banking' chapter.

E.2	No
See note 54 to our consolidated financial statements, in particular section Risk governance, and sections 'Our strong corporate culture: The Santander Way' and 'Tax contribution' in the 'Responsible banking' chapter.

E.3	No
See chapter 'Risk management and control' of this annual report, in particular section 2.2 'Risk factors',and the 'Responsible banking' chapter and for our capital needs, see also 'Economic capital' in section 3.5 of the 'Economic and financial review' chapter.

E.4	No
See chapter 'Risk management and control' of this annual report, in particular section 2.4 'Management processes and tools' and sections 'Our strong corporate culture: The Santander Way' and 'Tax contribution' in the 'Responsible banking' chapter.

E.5	No
See chapter 'Risk management and control' of this annual report, in particular sections 3, 4, 5, 6, 7, 8 and 9 of such chapter for each risk. Additionally, see note 25e.i to our consolidated financial statements.

E.6	No	See chapter 'Risk management and control' of this annual report, in particular section 2 'Risk management and control model', and sections 3, 4, 5, 6, 7, 8 and 9 of such chapter for each risk.
F. ICFRS
F.1	No	See section 8.1.
F.2	No	See section 8.2.
F.3	No	See section 8.3.
F.4	No	See section 8.4.
F.5	No	See section 8.5.
F.6	No	Not applicable.
F7	No	See section 8.6.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See 'Degree of compliance with the corporate governance recommendations' in section 9.2 and section 9.3.
H. OTHER INFORMATION OF INTEREST
H	No	See sections 'Tax Contribution' and 'Main international initiatives we support' in chapter 'Responsible Banking'

250	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

9.2 Statistical information on corporate governance required by the CNMV
Unless otherwise indicated all data as of 31 December 2019.
A. OWNERSHIP STRUCTURE
A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
09/10/2019	8,309,057,291	16,618,114,582	16,618,114,582
Indicate whether different types of shares exist with different associated rights:
Yes ☐ No ☑
A.2 List the direct and indirect holders of significant ownership interests at year-end, excluding directors:

	% of voting rights attributed to shares		% of voting rights through financial instruments
Name or corporate name of sharerholder	Direct	Indirect	Direct	Indirect	Total % of voting rights
BlackRock Inc.	0	5.08%	0	3.46%	5.43%
Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	5.08%	3.46%	5.43%
A.3 Complete the following tables on company directors holding voting rights through company shares:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights	% of voting rights that may be transferred through financial instruments
Name or corporate name of director	Direct	Indirect	Direct	Indirect		Direct	Indirect
Ms Ana Botín-Sanz de Sautuola y O’Shea	0.00	0.15	0.00	0.00	0.15	0.00	0.00
Mr José Antonio Álvarez Álvarez	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Mr Bruce Carnegie-Brown	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ignacio Benjumea Cabeza de Vaca	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Mr Javier Botín-Sanz de Sautuola y O’Shea	0.03	0.53	0.00	0.00	0.56	0.00	0.00
Mr Álvaro Cardoso de Souza	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Guillermo de la Dehesa Romero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Henrique de Castro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Rodrigo Echenique Gordillo	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Ms Esther Giménez-Salinas i Colomer	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mr Ramiro Mato García Ansorena	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ms Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Mrs Pamela Walkden	0.00	0.00	0.00	0.00	0.00	0.00	0.00

% total voting rights held by the board of directors	0.75%
A.7 Indicate whether the company has been notified of any shareholders’ agreements pursuant to Articles 530 and 531 of the Spanish Companies Act (LSC). Provide a brief description and list the shareholders bound by the agreement, as applicable:
Yes ☑ No ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (directamente y a través de Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ms Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Ms Carmen Botín-Sanz de Sautuola y O’Shea Ms Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.56%
Transfer restrictions and syndication of voting rights as described under section 2.4 'Shareholders’ agreements' of the Corporate governance chapter in the annual report. The communications to CNMV relating to this shareholders' agreement can be found in material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703, 226968 and 285567
 filed in CNMV on 17 February 2006, 3 August 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015, 29 July 2015 and 31 December 2019, respectively.
			01/01/2056
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable:
Yes ☑ No ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
D. Francisco Javier Botín-Sanz de Sautuola y O’Shea (directamente y a través de Agropecuaria El Castaño, S.L.U.) Mr Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. Ms Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L. Ms Carmen Botín-Sanz de Sautuola y O’Shea Ms Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.	0.56%
Transfer restrictions and syndication of voting rights as described under section 2.4 'Shareholders’ agreements' of the Corporate governance chapter in the annual report. The communications to CNMV relating to this shareholders' agreement can be found in material facts with entry numbers 64179, 171949, 177432, 194069, 211556, 218392, 223703, 226968 and 285567
 filed in CNMV on 17 February 2006, 3 August 2012, 19 November 2012, 17 October, 2013, 3 October 2014, 6 February 2015, 29 May 2015, 29 July 2015 and 31 December 2019, respectively.
			01/01/2056
A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:
Yes ☐ No ☑
A.9 Complete the following tables on the company’s treasury shares:
At year end:

Number of shares held directly	Number of shares held indirectly*	% of total share capital
0	8,430,425	0.05%
(*)Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	6,500,000
Banco Santander Río, S.A.	849,652
Banco Santander México, S.A.	1,080,773
Total:	8,430,425
A.11 Estimated free float:

%
Estimated free float	93.77%
A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.
Yes ☑ No ☐

252	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

B. GENERAL SHAREHOLDERS’ MEETING
B.4 Indicate the attendance figures for the general shareholders’ meetings held during the fiscal year to which this report relates and in the two preceding fiscal years:

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
04/07/2017	0.90%	47.48%	0.37%	15.27%	64.02%
of which free float:	0.26%	47.48%	0.37%	15.27%	63.38%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
03/23/2018	0.82%	47.61%	0.38%	15.74%	64.55%
of which free float:	0.18%	47.61%	0.38%	15.74%	63.91%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
04/12/2019	0.77%	65.30%	0.57%	1.86%	68.49%
of which free float:	0.63%	64.30%	0.57%	1.86%	67.36%

	Attendance data
Date of General Meeting	% attending in person	% by proxy	% remote voting		Total
			Electronic means	Other
07/23/2019	0.65%	41.82%	0.30%	16.45%	59.22%
of which free float:	0.58%	41.82%	0.30%	16.45%	58.15%
B.5 Indicate whether in the general shareholders’ meetings held during the fiscal year to which this report relate there has been any matter submitted to them which, for any reason, has not been approved by the shareholders.
Yes ☐ No ☑
B.6 Indicate whether the bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:
Yes ☐ No ☑
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors fixed by GSM	15

C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ms Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chairman	04/02/1989	07/04/2017	Vote in general shareholders’ meeting
Mr José Antonio Álvarez Álvarez	N/A	Executive	Chief executive officer	25/11/2014	12/04/2019	Vote in general shareholders’ meeting
Mr Bruce Carnegie-Brown	N/A	Non-executive independent	Lead independent director	25/11/2014	12/04/2019	Vote in general shareholders’ meeting
Ms Homaira Akbari	N/A	Non-executive independent	Director	27/09/2016	23/03/2018	Vote in general shareholders’ meeting
Mr Ignacio Benjumea Cabeza de Vaca	N/A	Other external	Director	30/06/2015	23/03/2018	Vote in general shareholders’ meeting
Mr Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external	Director	25/07/2004	12/04/2019	Vote in general shareholders’ meeting
Mr Álvaro Cardoso de Souza	N/A	Non-executive independent	Director	01/04/2018	01/04/2018	Vote in general shareholders’ meeting
Ms Sol Daurella Comadrán	N/A	Non-executive independent	Director	25/11/2014	23/03/2018	Vote in general shareholders’ meeting
Mr Guillermo de la Dehesa Romero	N/A	Other external	Director	24/06/2002	23/03/2018	Vote in general shareholders’ meeting
Mr Henrique de Castro	N/A	Non-executive independent	Director	07/07/2019	07/07/2019	Vote in general shareholders’ meeting
Mr Rodrigo Echenique Gordillo	N/A	Other external	Director	07/10/1988	07/04/2017	Vote in general shareholders’ meeting
Ms Esther Giménez- Salinas i Colomer	N/A	Non-executive independent	Director	30/03/2012	07/04/2017	Vote in general shareholders’ meeting
Mr Ramiro Mato García-Ansorena	N/A	Non-executive independent	Director	28/11/2017	12/04/2019	Vote in general shareholders´ meeting
Ms Belén Romana García	N/A	Non-executive independent	Director	22/12/2015	12/04/2019	Vote in general shareholders’ meeting
Mrs Pamela Walkden	N/A	Non-executive independent	Director	29/10/2019	29/10/2019	Co-option

Total number of directors			15
Indicate any directors who have left during the fiscal year to which this report relates, regardless of the reason (whether for resignation, removal or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
Mr Juan Miguel Villar Mir	Non-executive independent	27/03/2015	1/1/2019	N/A	NO
Mr. Carlos Fernández González	Non-executive independent	23/03/2018	28/10/2019	Audit Committee, Appointments Committee, Remuneration Committee	YES

254	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors
Name or corporate name of director	Position held in the company	Profile
Ms Ana Botín-Sanz de Sautuola y O’Shea	Group executive chairman	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr José Antonio Álvarez Álvarez	CEO	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.

Total number of executive directors		2
% of the Board		13.33%

Proprietary non-executive directors
Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A

Total number of proprietary non-executive directors		0
% of the Board		0%

Independent non-executive directors
Name or corporate name of director	Profile
Mr Bruce Carnegie-Brown	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Ms Homaira Akbari	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr Álvaro Cardoso de Souza	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Ms Sol Daurella Comadrán	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr Henrique de Castro	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Ms Esther Giménez-Salinas i Colomer	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr Ramiro Mato García-Ansorena	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Ms Belén Romana Garcia	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mrs Pamela Walkden	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.

Total number of independent directors	9
% of the Board	60%
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

Name or corporate name of director	Description of the relationship	Reasoned statement
Ms Sol Daurella	Financing
When assessing the annual verification of the independence of directors with this condition, the appointments committee analysed the business relationships between Santander Group and the companies in which they are or have previously been significant shareholders, directors or executives.

The committee concluded that the funding granted by Santander Group to companies in which Ms Sol Daurella is or has been a significant shareholder or director in 2019, did not have the condition of significant among other reasons because: (i) it does not generate a situation of economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether they are banking or other types, (ii) it is aligned with the market share of the Santander Group in the corresponding market, and (iii) have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. NYSE, Nasdaq and Canada’s Bank Act.

D. Henrique de Castro
When assessing the annual verification of the independence of directors with this condition, the appointments committee analysed the business relationships between Santander Group and the companies in which they are or have previously been significant shareholders, directors or executives.
The committee concluded that business relationships between Santander Group with companies in which Mr Henrique de Castro is or has been an administrator in 2019, were not significant among other reasons becasuse they have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. NYSE and Nasdaq.

Ms Belén Romana	Business
When assessing the annual verification of the independence of directors with this condition, the appointments committee analysed the business relationships between Santander Group and the companies in which they are or have previously been significant shareholders, directors or executives.
The committee concluded that business relationships between Santander Group with companies in which Ms Belén Romana has been an administrator in 2019, were not significant among other reasons becasuse they have not reached certain comparable materiality thresholds used in other jurisdictions: e.g. NYSE and Nasdaq.

Other non-executive directors
Identify all other non-executive directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons for not qualifying under other category	Entity, executive or shareholder with whom it maintains a relationship	Profile
Mr Ignacio Benjumea Cabeza de Vaca
Because the requirements established in paragraph 3 of article 529 duodecies LSC are not met, and as a prudence criteria, despite having elapsed the legal period required since his professional relationship with the Bank ceased (other than that derived from his position as director of the Bank and Santander Spain)
		Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr Javier Botín-Sanz de Sautuola y O’Shea	Because the requirements established in paragraph 3 of article 529 duodecies LSC are not met, and he has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr Guillermo de la Dehesa Romero	Because the requirements established in paragraph 3 of article 529 duodecies LSC are not met, and he has held the position of director for more than 12 years.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Mr Rodrigo Echenique Gordillo
Because the requirements established in paragraph 3 of article 529 duodecies LSC are not met, and he has held the position of director for more than 12 years and for not having elapsed the required term since he ceased his executive functions.
		Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Total number of other non-executive directors			4
% of the Board			26.67%
List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
Mr Rodrigo Echenique Gordillo	01/05/2019	Executive director	Other external director
C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2019	FY 2018	FY 2017	FY 2016	FY 2019	FY 2018	FY 2017	FY 2016
Executive	1	1	1	1	50.00%	33.33%	33.33%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	5	4	4	5	55.55%	44.44%	50.00%	62.50%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Total:	6	5	5	6	40.00%	33.33%	35.71%	40.00%

256	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

C.1.11 Identify those directors (or individuals representing the director in the case of directors who are body corporates) who hold a directorship of other non-group companies that are listed on official securities markets (or who are the individuals representing a body corporate holding such a directorship), if communicated to the company:

Name or corporate name of director	Name of the listed company	Position
Ms Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director
Mr Rodrigo Echenique Gordillo	Industria de Diseño Textil, S.A. (Inditex)	Director
Mr Guillermo de la Dehesa Romero	Amadeus IT Group, S.A.	Vice Chairman
Ms Homaira Akbari	Landstar System, Inc.	Director
Ms Sol Daurella Comadrán	Coca-Cola European Partners plc.	Chairman
Mr Henrique de Castro	Fiserv Inc.	Director
	Target Corporation	Director
Ms Belén Romana García	Aviva plc.	Director
C.1.12 Indicate and, if applicable explain, if the company has established rules on the maximum number of directorships its directors may hold and, if so, where they are regulated:
Yes ☑ No ☐
The maximum number of directorships is established, as provided for in article 30 of the Rules and regulations of the board, in article 26 of Spanish Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.
C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	27,187,000
Amount of accumulated pension rights of current directors (EUR thousand)	78,776,167
Amount of accumulated pension rights of former directors (EUR thousand)	65,694
C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the fiscal year:

Name or corporate name	Position (s)
Mr Rami Aboukhair Hurtado	Country head - Santander Spain
Ms Lindsey Tyler Argalas	Head of Santander Digital
Mr Juan Manuel Cendoya Méndez de Vigo	Group head of Communications, Corporate Marketing and Research
Mr José Fransisco Doncel Razola	Group head of Accounting and Financial Control
Mr Keiran Paul Foad	Group Chief Risk Officer
Mr José Antonio García Cantera	Group Chief Financial Officer
Mr Juan Guitard Marín	Group Chief Audit Executive
Mr José Maria Linares Perou	Global head of Corporate & Investment Banking
Ms Mónica Lopez-Mónís Gallego	Group head of Supervisory and Regulatory Relations
Mr Javier Maldonado Trinchant	Group head of Costs
Mr Dirk Marzluf	Group head of Technology and Operations
Mr Víctor Matarranz Sanz de Madrid	Global head of Wealth Management
Mr José Luis de Mora Gil-Gallardo	Group head of Strategy and Corporate Development and Head of Consumer Finance (Santander Consumer Finance)
Mr José María Nus Badía	Risk adviser to Group executive chairman
Mr Jaimé Pérez Renovales	Group head of General Secretariat and Human Resources
Mr Javier San Félix García	Head of Santander Global Payments Services
Ms Jennifer Scardino	Head of Global communications. Group deputy head of Communications, Corporate Marketing and Research
Ms Marjolien van Hellemondt-Gerdingh	Group Chief Compliance Officer
Total remuneration accrued by the senior management (EUR thousand)	60,787
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

Number of board meetings	18
Number of board meetings held without the chairman’s attendance	0
Indicate the number of meetings held by the lead independent director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	3
Indicate the number of meetings of the various board committees held during the fiscal year.

Number of meetings of the audit committee	13
Number of meetings of the responsible banking, sustainability and culture committee	4
Number of meetings of the innovation and technology committee	4
Number of meetings of the appointments committee	13
Number of meetings of the remuneration committee	11
Number of meetings of the risk supervision, regulation and compliance committee	14
Number of meetings of the executive committee	42
C.1.26 Indicate the number of board meetings held during the fiscal year and data about the attendance of the directors.

Number of meetings with at least 80% of directors being present	18
% of votes cast by members present over total votes in the fiscal year	96.92%
Number of board meetings with all directors being present (or represented having given specific instructions)	17
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the fiscal year	99.61%
C.1.27 Indicate whether the company´s consolidated and individual financial statements are certified before they are submitted to the board for their formulation.
Yes ☑ No ☐
Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their formulation by the board:

Name	Position
Mr José Francisco Doncel Razola	Group head of Accounting and Financial Control
C.1.29 Is the secretary of the board also a director?
Yes ☐ No ☑
If the secretary of the board is not a director fill in the following table:

Name or corporate name of the secretary	Representative
Mr Jaime Pérez Renovales	N/A
C.1.31 Indicate whether the company has changed its external audit firm during the fiscal year. If so, identify the incoming audit firm and the outgoing audit firm:
Yes ☐ No ☑

258	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and the percentage they represent of all fees invoiced to the company and/or its group.
Yes ☑ No ☐

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	0.199	2,824	3,023
Amount of non-audit work as a % of amount of audit work	0.2%	2.6%	2.8%
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
Yes ☐ No ☑
C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	4	4

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	10.81%	10.81%
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

Number of beneficiaries	18
Type of beneficiary	Description of the agreement:
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

Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	√

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	√

C.2 Board committees
C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee
Name	Position	Type
Ms Ana Botín-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director
Mr Bruce Carnegie-Brown	Member	External independent director
Mr Guillermo de la Dehesa Romero	Member	Other external director
Mr Ramiro Mato García-Ansorena	Member	External independent director
Ms Belén Romana García	Member	External independent director
	Member
	Member
% of executive directors		28.57%
% of proprietary directors		0%
% of independent directors		42.86%
% of other non-executive directors		28.57%

Audit committee
Name	Position	Type
Ms Belén Romana García	Chairman	External independent director
Ms Homaira Akbari	Member	External independent director
Mr Henrique de Castro	Member	External independent director
Mr Ramiro Mato García-Ansorena	Member	External independent director
Mrs Pamela Walkden	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		100%
% of other non-executive directors		0%
Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chairman.

Name of directors with accounting or audit experience	Ms Belén Romana García Ms Homaira Akbari Mr Ramiro Mato García-Ansorena Mr Henrique de Castro Mrs Pamela Walkden

Date of appointment of the committee Chairman for that position	26 April 2016

Appointments committee
Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	External independent director
Mr Guillermo de la Dehesa Romero	Member	Other external director
Ms Sol Daurella Comádran	Member	External independent director
Mr Rodrigo Echenique Gordillo	Member	Other external director
Ms Esther Giménez-Salinas i Colomer	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		60.00%
% of other executive directors		40.00%

260	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Remuneration committee
Name	Position	Type
Mr Bruce Carnegie-Brown	Chairman	External independent director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director
Mr Guillermo de la Dehesa Romero	Member	Other external director
Ms Sol Daurella Comadrán	Member	External independent director
Mr Henrique de Castro	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		60.00%
% of other external directors		40.00%

Risk supervision, regulation and compliance committee
Name	Position	Type
Mr Álvaro Cardoso de Souza	Chairman	External independent director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director
Ms Esther Giménez- Salinas i Colomer	Member	External independent director
Mr Ramiro Mato García-Ansorena	Member	External independent director
Ms Belén Romana García	Member	External independent director

% of executive directors		0%
% of proprietary directors		0%
% of independent directors		80.00%
% of other external directors		20.00%

Responsible banking, sustainability and culture committee
Name	Position	Type
Mr Ramiro Mato García-Ansorena	Chairman	External independent director
Ms Ana Botín-Sanz de Sautuola y O’Shea	Member	Executive director
Ms Homaira Akbari	Member	External independent director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director
Mr Álvaro Cardoso de Souza	Member	External independent director
Ms Sol Daurella Comadrán	Member	External independent director
Ms Esther Giménez-Salinas i Colomer	Member	External independent director
Ms Belén Romana García	Member	External independent director

% of executive directors		12.50%
% of proprietary directors		0%
% of independent directors		75%
% of other external directors		12.50%

Innovation and technology committee
Name	Position	Type
Ms Ana Botin-Sanz de Sautuola y O’Shea	Chairman	Executive director
Mr José Antonio Álvarez Álvarez	Member	Executive director
Mr Bruce Carnegie-Brown	Member	External independent director
Ms Homaira Akbari	Member	External independent director
Mr Ignacio Benjumea Cabeza de Vaca	Member	Other external director
Mr Guillermo de la Dehesa Romero	Member	Other external director
Ms Belén Romana García	Member	External independent director

Mr Henrique de Castro	Member	External independent director

% of executive directors		25.00%
% of proprietary directors		0%
% of independent directors		50.00%
% of other external directors		25.00%
C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2019		FY 2018		FY 2017		FY 2016
	Number	%	Number	%	Number	%	Number	%
Audit committee	3	60.00%	2	50.00%	2	50.00%	2	50.00%
Responsible banking, sustainability and culture committee	5	62.50%	5	62.50%	—	—	—	—
Innovation and technology committee	3	37.50%	3	42.85%	4	44.40%	3	33.33%
Appointments committee	2	40.00%	1	25.00%	1	20.00%	1	20.00%
Remuneration committee	1	20.00%	1	20.00%	1	20.00%	2	40.00%
Risk supervision, regulation and compliance committee	2	40.00%	2	33.30%	2	33.30%	2	28.57%
Executive committee	2	28.50%	2	25.00%	1	14.29%	2	25.00%
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
Banco Santander (Brasil) S.A. (Cayman Islands Branch)
This chart shows the transactions and the results obtained by the Bank at 31 December 2019 with Group entities resident in countries or territories that were considered tax havens Pursuant to Spanish legislation, at such date.
These results, and the balances indicated below, were eliminated in the consolidation process. See note 3 to the 2019 Consolidated financial statements for more information on off-shore entities.
The amount shown on the right corresponds to positive results relating to contracting of derivatives (includes branches in New York and London of Banco Santander, S.A.)
The referred derivatives had a net positive market value of EUR 226 million in the Bank and covered the following transactions:
- 91 Non Delivery Forwards.
- 167 Swaps.
- 165 Cross Currency Swaps.
- 102 Forex.

		56,353
	The amount shown on the right corresponds to negative results relating to deposits with the New York branch of Banco Santander, S.A. (liability). These deposits had a principal of EUR 908 million at 31 December 2019.	20,892
	The amount shown on the right corresponds to positive results relating to deposits with the London branch of Banco Santander, S.A. (asset). These deposits had a principal of EUR 118 million at 31 December 2019.	3,779
	The amount shown on the right corresponds to positive results relating to fixed income securities - subordinated instruments (asset). This relates to the investment in November 2018 in two subordinated instruments (Tier I Subordinated Perpetual Notes and Tier II Subordinated Notes due 2028) with an amortised cost of EUR 2.247 million as at 31 December 2019.	148,862
	The amount shown on the right corresponds to negative results relating to interests and commissions concerning correspondent accounts (includes Hong Kong branch of Banco Santander, S.A.) (liability). This relates to correspondent accounts with a credit balance of EUR 42 million at 31 December 2019.	463

262	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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
Complies ☐ Partially complies ☑ Explain ☐
Our 2018 AGM authorised the board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit is further reduced to 10% of the share capital in connection with capital increases to convert bonds or other convertible securities or instruments. As an exception, these limits for the issuance without pre-emptive rights do not apply to capital increases to allow the potential conversion of contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).
The board of directors is proposing to have this authority renewed at our 2020 AGM as it may expire before we hold our 2021 AGM. The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation. See section 2.2 'Authority to increase capital'.
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

264	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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

266	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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
Complies ☐ Partially complies ☑ Explain ☐ Not applicable ☐
The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee. Moreover, based on said reasons of efficiency and adequate functioning of the executive committee, the CNMV has proposed to amend this recommendation so that the committee is composed of at least two external directors, at least one of which should be independent. If this proposal had been already approved, we would be fully complying with this recommendation.
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
Complies ☑ Partially complies ☐ Explain ☐
48. Large cap companies should have formed separate appointments and remuneration committees.

268	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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
Complies ☑ Partially complies ☐ Explain ☐ Not applicable ☐

270	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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

9.3 Table on compliance with or explanations of recommendations on corporate governance

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2.
2	Not applicable	See 'Group companies' in section 4.12.
3	Comply	See section 3.1.
4	Comply	See section 3.1.
5	Partially comply
Our 2018 AGM, authorised the board to increase share capital with the authority to exclude pre-emptive rights for shareholders, with a limit of 20% of the share capital. This limit is further reduced to 10% of the share capital in connection with capital increases to convert bonds or other convertible securities or instruments. As an exception, these limits for the issuance without pre-emptive rights do not apply to capital increases to allow the potential conversion of contingent convertible preferred securities (which can only be converted into newly-issued shares when the CET1 ratio falls below a pre-established threshold).
The board of directors is proposing to have this authority renewed at our 2020 AGM as it may expire before we hold our 2021 AGM. The Bank publishes in its website the reports relating to the exclusion of pre-emptive rights when it makes use of this authority in the terms established in the recommendation. See section 2.2.

6	Comply	See sections 4.5, 4.6, 4.7, 4.8, 4.9, 4.10, 4.12 and 'Responsible Banking'chapter.
7	Comply	See section 3.6.
8	Comply	See section 4.5.
9	Comply	See 'Participation of shareholders at the GSM' in section 3.2.
10	Comply	See section 3.2.
11	Not applicable	See section 3.6.
12	Comply	See section 4.3.
13	Comply	See 'Size' in section 4.2.
14	Comply	See 'Election, renewal and succession of directors' and 'Diversity' in section 4.2.
15	Comply	See 'Composition by type of director'; 'Independent non-executive directors' and 'Election, renewal and succession of directors' in section 4.2.
16	Comply	See 'Composition by type of director' in section 4.2.
17	Comply	See 'Composition by type of director'; 'Independent non-executive directors' and 'Election, renewal and succession of directors' in section 4.2.
18	Comply	See 'Corporate website' in section 3.1 and section 4.1.
19	Comply	See 'Composition by type of director' and 'Tenure, committee membership and equity ownership' in section 4.2.
20	Comply	See 'Election, renewal and succession of directors' in section 4.2.
21	Comply	See 'Election, renewal and succession of directors' in section 4.2.
22	Comply	See 'Election, renewal and succession of directors' in section 4.2.
23	Comply	See 'Election, renewal and succession of directors' in section 4.2.
24	Comply	See 'Election, renewal and succession of directors' in section 4.2.
25	Comply	See 'Board and committees attendance' in section 4.3 and in section 4.6.
26	Comply	See 'Proceedings of the board' and 'Board and committees attendance' in section 4.3.
27	Comply	See 'Proceedings of the board' and 'Board and committees attendance' in section 4.3.
28	Comply	See 'Proceedings of the board' in section 4.3.
29	Comply	See 'Proceedings of the board' in section 4.3.
30	Comply	See 'Training of directors and induction programme for new directors' in section 4.3.
31	Comply	See 'Rules and regulations of the board' and 'Board and committees attendance' in section 4.3.
32	Comply	See section 3.1.
33	Comply	See 'Proceedings of the board', 'Training of director and induction program for new directors' and 'Assessment of the board' in section 4.3.
34	Comply	See 'Lead independent director' in section 4.3.
35	Comply	See 'Secretary of the board' in section 4.3.
36	Comply	See 'Assessment of the board' in section 4.3.

272	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Recommendation	Comply / Explain	Information
37	Partially comply
The secretary of the executive committee is the secretary of the board. While the distribution of categories of directors in the executive committee is not exactly the same as in the board, the Bank considers it complies with the spirit of the recommendation since the current composition reflects all categories of directors, including a majority of external directors and three independent directors, but retaining all executive directors to maintain the efficiency in the discharge of the executive functions of the committee. Moreover, based on said reasons of efficiency and adequate functioning of the executive committee, the CNMV has proposed to amend this recommendation so that the committee is composed of at least two external directors, at least one of which should be independent. If this proposal is approved, we will fully comply with this recommendation. See section 4.4.

38	Comply	See section 4.4.
39	Comply	See 'Composition' and 'Duties and activities in 2019' in section 4.5.
40	Comply	See 'Duties and activities in 2019' in section 4.5.
41	Comply	See 'Duties and activities in 2019' in section 4.5.
42	Comply	See 'Duties and activities in 2019' in section 4.5.
43	Comply	See 'How the committee works' in section 4.3.
44	Comply	See 'Duties and activities in 2019' in section 4.5.
45	Comply	See 'Duties and activities in 2019' in section 4.5. and 'Duties and activities in 2019' in section 4.8.
46	Comply	See 'Duties and activities in 2019' in section 4.5. and 'Duties and activities in 2019' in section 4.8.
47	Comply	See 'Composition' in section 4.6 and 'Composition' in section 4.7.
48	Comply	See 'Board committees structure' in section 4.3.
49	Comply	See 'Duties and activities in 2019' in section 4.6.
50	Comply	See 'Duties and activities in 2019' in section 4.7.
51	Comply	See 'Duties and activities in 2019' in section 4.7.
52	Comply	See 'Rules and regulations of the board' in section 4.3 and sections 4.5, and 4.8.
53	Comply	See 'Duties and activities in 2019' in section 4.6 and 'Duties and activities in 2019' in section 4.9.
54	Comply	See section 4.9 and 'Responsible Banking'chapter.
55	Comply	See section 4.9 and 'Responsible Banking'chapter.
56	Comply	See sections 6.2 and 6.3.
57	Comply	See sections 6.2 and 6.3.
58	Comply	See section 6.3.
59	Comply	See section 6.3.
60	Comply	See section 6.3.
61	Comply	See section 6.3.
62	Comply	See section 6.3.
63	Comply	See section 6.3.
64	Comply	See sections 6.1 and 6.3.

9.4 Reconciliation to the CNMV’s remuneration report model

Section in the CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No	• See section 6.4. • See sections 4.7 and 6.5. • See 'Summary of link between risk, performance and reward' in section 6.3.
A.2	No	See section 6.4.
A.3	No	See section 6.4.
A.4	No	See section 6.5.
B. Overall summary of application of the remuneration policy over the last fiscal year
B.1	No	See sections 6.1, 6.2. and 6.3.
B.2	No	See 'Summary of link between risk, performance and reward' in section 6.3.
B.3	No	See sections 6.2 and 6.3.
B.4	No	See section 6.5.
B.5	No	See section 6.2 and 6.3
B.6	No	See 'Gross annual salary' in section 6.3.
B.7	No	See 'Variable remuneration' in section 6.3.
B.8	No	Not applicable.
B.9	No	See 'Main features of the benefit plans' in section 6.3.
B.10	No	See 'Other remuneration' in section 6.3.
B.11	No	See 'Terms and conditions of executive directors´ contracts' in section 6.4.
B.12	No	No remuneration for this component.
B.13	No	See note 5 to the consolidated financial statements.
B.14	No	See 'Insurance and other remuneration and benefits in kind' in section 6.4.
B.15	No	See 'Remuneration of board members as representatives of the Bank' in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5.
C.1 a) i)	Yes	See section 9.5.
C.1 a) ii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 a) iii)	Yes	See section 9.5.
C.1 b) i)	Yes	See section 9.5.
C.1 b) ii)	No	Not awarded.
C.1 b) iii)	No	Not awarded.
C.1 b) iv)	No	Not awarded.
C.1 c)	Yes	See section 9.5.
D. Other information of interest
D	No	See section 4.7

274	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

9.5 Statistical information on remuneration required by the CNMV
B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED
B.4 Report on the result of consultative vote at General Shareholders´ Meeting on annual report on remuneration from previous year, indicating the number of votes against, as the case may be.

	Number	% of total
Votes cast	10,740,924,312	96,57%

	Number	% of total
Votes against	598,890,812	5.38%
Votes in favour	10,130,003,843	91.07%
Abstentions	381,915,614	3.43%
C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Directors	Type	Period of accrual in year 2019
Ms Ana Botín-Sanz de Sautuola y O’Shea	Executive	From 01/01/2019 to 31/12/2019
Mr José Antonio Álvarez Álvarez	Executive	From 01/01/2019 to 31/12/2019
Mr Bruce Carnegie-Brown	Independent	From 01/01/2019 to 31/12/2019
Mr Rodrigo Echenique Gordillo	Executive Independent	From 01/01/2019 to 30/04/2019 From 01/05/2019 to 31/12/2019
Mr Guillermo de la Dehesa Romero	Other external	From 01/01/2019 to 31/12/2019
Ms Homaira Akbari	Independent	From 01/01/2019 to 31/12/2019
Mr Ignacio Benjumea Cabeza de Vaca	Other external	From 01/01/2019 to 31/12/2019
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2019 to 31/12/2019
Ms Sol Daurella Comadrán	Independent	From 01/01/2019 to 31/12/2019
Ms Esther Giménez-Salinas i Colomer	Independent	From 01/01/2019 to 31/12/2019
Ms Belén Romana García	Independent	From 01/01/2019 to 31/12/2019
Mr Ramiro Mato García-Ansorena	Independent	From 01/01/2019 to 31/12/2019
Mr Álvaro Cardoso de Souza	Independent	From 01/01/2019 to 31/12/2019
Mr Henrique Manuel Drummond Borges Cirne de Castro	Independent	From 17/07/2019 to 31/12/2019
Mrs Pamela Ann Walkden	Independent	From 29/10/2019 to 31/12/2019
Mr Carlos Fernández González	Independent	From 01/01/2019 to 28/10/2019

C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.
a) Remuneration from the reporting company:
I) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2019	Total year 2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	59	185	3,176	2,084	—	—	525	6,119	6,245
Mr José Antonio Álvarez Álvarez	90	53	170	2,541	1,393	—	—	710	4,957	4,949
Mr Bruce Carnegie-Brown	393	87	220	—	—	—	—	—	700	732
Mr Rodrigo Echenique Gordillo	90	56	73	600	640	—	1,800	667	3,926	3,349
Mr Guillermo de la Dehesa Romero	90	89	220	—	—	—	—	—	399	441
Ms Homaira Akbari	90	81	55	—	—	—	—	—	226	199
Mr Ignacio Benjumea Cabeza de Vaca	90	93	250	—	—	—	—	91	524	513
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	90	47	—	—	—	—	—	—	137	121
Ms Sol Daurella Comadrán	90	85	65	—	—	—	—	—	240	215
Ms Esther Giménez-Salinas i Colomer	90	79	59	—	—	—	—	—	228	196
Ms Belén Romana García	160	100	265	—	—	—	—	—	525	414
Mr Ramiro Mato García-Ansorena	140	95	265	—	—	—	—	—	500	450
Mr Álvaro Cardoso de Souza	160	61	55	—	—	—	—	—	276	148
Mr Henrique Manuel Drummond Borges Cirne de Castro	41	33	12	—	—	—	—	—	86	—
Mrs Pamela Ann Walkden	16	11	7	—	—	—	—	—	34	—
Mr Carlos Fernández González	74	65	75	—	—	—	—	—	214	266
Mr Juan Miguel Villar Mir	—	—	—	—	—	—	—	—	—	108

276	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

II) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2019		Financial instruments granted at start of year 2019		Financial instruments consolidated during 2019				Instruments matured but not exercised	Financial instruments at end of year 2019
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Ms Ana Botín- Sanz de Sautuola y O’Shea	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	216,309	216,309	—	—	—	—	—	—	—	216,309	216,309
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	206,775	206,775	—	—	—	—	—	—	—	206,775	206,775
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	309,911	309,911	—	—	—	—	—	—	—	309,911	309,911
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	—	—	887,193	887,193	567,803	567,803	3.670	2,084	—	319,390	319,390

		Financial instruments at start of year 2019		Financial instruments granted at start of year 2019		Financial instruments consolidated during 2019				Instruments matured but not exercised	Financial instruments at end of year 2019
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Mr José Antonio Álvarez Álvarez	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	145,998	145,998	—	—	—	—	—	—	—	145,998	145,998
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	138,283	138,283	—	—	—	—	—	—	—	138,283	138,283
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	207,097	207,097	—	—	—	—	—	—	—	207,097	207,097
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	—	—	592,915	592,915	379,464	379,464	3.670	1,393	—	213,451	213,451

		Financial instruments at start of year 2019		Financial instruments granted at start of year 2019		Financial instruments consolidated during 2019				Instruments matured but not exercised	Financial instruments at end of year 2019
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Net proft from shares handed over or consolidated fnancial instruments (EUR thousand)	No. of instruments	No. of instruments	No of equivalent shares
Mr Rodrigo Echenique Gordillo	1st cycle of deferred variable remuneration plan linked to multi-year targets (2016)	108,134	108,134	—	—	—	—	—	—	—	108,134	108,134
	2nd cycle of deferred variable remuneration plan linked to multi-year targets (2017)	107,764	107,764	—	—	—	—	—	—	—	107,764	107,764
	3rd cycle of deferred variable remuneration plan linked to multi-year targets (2018)	164,462	164,462	—	—	—	—	—	—	—	164,462	164,462
	4th cycle of deferred variable remuneration plan linked to multi-year targets (2019)	—	—	272,480	272,480	174,386	174,386	3.670	640	—	98,094	98,094

Comments
The amount corresponding to the 1st cycle of deferred variable remuneration plan linked to multi-year targets (2016) includes the maximum amount of shares that may be delivered at end of year 2019. The final amount of consolidated shares to be delivered, after approval by the board of directors of January 2020 of the degree of compliance with metrics linked to this plan, will be included, as consolidated shares, in the Consolidated Annual Report at 31 December 2020. These shares shall be delivered in thirds, in 2020, 2021 and 2022.

278	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

III) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,145
Mr José Antonio Álvarez Álvarez	858
Mr Rodrigo Echenique Gordillo	—

	Contribution over the year from the company (EUR thousand)
			Savings systems with unconsolidated economic rights		Amount of accumulated funds (EUR thousand)
					2019		2018
Name	2019	2018	2019	2018	Systems with consolidated economic rights	Systems with unconsolidated economic rights	Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,145	1,234	—	—	48,104,211	—	46,093	—
Mr José Antonio Álvarez Álvarez	858	1,050	—	—	17,404,395	—	16,630	—
Mr Rodrigo Echenique Gordillo	—	—	—	—	13,267,561	—	13,614	—
iv) Details of other items (EUR thousand)

Name	Item	Amount remunerated
Ms Ana Botín-Sanz de Sautuola y O’Shea	Life and accident insurance and fixed remuneration supplement insurance	323
	Other remuneration	283

Name	Item	Amount remunerated
Mr José Antonio Álvarez Álvarez	Life and accident insurance and fixed remuneration supplement insurance	579
	Other remuneration	483

Name	Item	Amount remunerated
Mr Rodrigo Echenique Gordillo	Life and accident insurance	167
	Other remuneration	141

b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (EUR thousand)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2019	Total year 2018
Mr Álvaro Cardoso de Souza	372	24	—	—	—	—	—	1	397	354

ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares of financial instruments
Not applicable
iii) Long term saving systems
Not applicable
iv) Detail of other items (EUR thousand)
Not applicable
c) Summary of remuneration (EUR thousand)
The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company						Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2019	Total 2018	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2019	Total 2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	6,119	2,084	1,145	606	9,954	11,011	—	—	—	—	—	—
Mr José Antonio Álvarez Álvarez	4,957	1,393	858	1,062	8,270	9,001	—	—	—	—	—	—
Mr Bruce Carnegie-Brown	700	—	—	—	700	732	—	—	—	—	—	—
Mr Rodrigo Echenique Gordillo	3,926	640	—	308	4,874	5,095	—	—	—	—	—	—
Mr Guillermo de la Dehesa Romero	399	—	—	—	399	441	—	—	—	—	—	—
Ms Homaira Akbari	226	—	—	—	226	199	—	—	—	—	—	—
Mr Ignacio Benjumea Cabeza de Vaca	524	—	—	—	524	513	—	—	—	—	—	—
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea	137	—	—	—	137	121	—	—	—	—	—	—
Ms Sol Daurella Comadrán	240	—	—	—	240	215	—	—	—	—	—	—
Ms Esther Giménez-Salinas i Colomer	228	—	—	—	228	196	—	—	—	—	—	—
Ms Belén Romana García	525	—	—	—	525	414	—	—	—	—	—	—
Mr Ramiro Mato García-Ansorena	500	—	—	—	500	450	—	—	—	—	—	—
Mr Álvaro Cardoso de Souza	276	—	—	—	276	148	397	—	—	—	397	—
Mr Henrique Manuel Drummond Borges Cirne de Castro	86	—	—	—	86	—	—	—	—	—	—	—
Mrs Pamela Ann Walkden	34	—	—	—	34	—	—	—	—	—	—	—
Mr Carlos Fernández González	214	—	—	—	214	266	—	—	—	—	—	—
Mr Juan Miguel Villar Mir	—	—	—	—	—	108	—	—	—	—	—	—
Total	19,091	4,117	2,003	1,976	27,187	28,910	397	—	—	—	397	—
This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 27 February 2020.
State if any directors have voted against or abstained from approving this report.
Yes ☐ No ☑

280	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

Economic and
financial review
a

a

282	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

1. Economic, regulatory and competitive context

Santander carried out its business in 2019 in a slowing economic environment (3% estimated in 2019 vs. 3.6% in 2018) due to trade tensions between the US and China and the uncertainty regarding the manner in which the UK would leave the EU. Uncertainty reduced at year end: the US and China reached a trade agreement and the result of the UK elections confirmed its exit from the European Union on 31 January 2020. This reduction in uncertainty, together with the expansionary monetary policy measures, allowed activity to stabilise.
The evolution by geographic area was:

•
Eurozone (GDP: +1.2% in 2019 vs. +1.9% in 2018). The negative impact from the external environment weakened GDP, driven by cyclical depletion. Inflation remained stagnant at around 1%. The European Central Bank (ECB) reacted with another set of monetary easing measures, including a cut in interest rates and the resumption of the asset purchase programme.

•
Spain (GDP: +2.0% in 2019 vs. +2.4% in 2018). Economic expansion continued, although at more moderate rates. The unemployment rate fell to 13.8% in Q4'19. The economy is not showing inflationary pressures due to the fall in energy prices and a compression of business margins which have offset wage rises.

•
United Kingdom (GDP: +1.2% estimated in 2019 vs +1.4% in 2018). Economic performance was very volatile throughout the year, influenced by the attempts to exit the EU. The main element supporting growth was private consumption backed by real wage increases, which were higher as inflation fell (1.3% in December). The unemployment rate (3.8% in Q3'19) remained at historical lows. The base rate stood at 0.75%.

•
Portugal (GDP: +1.9% estimated in 2019 vs. +2.4% in 2018). The economy moderated its growth supported by private consumption and investment, whose momentum generated an increase in imports that reduced the contribution of the external sector to GDP. The jobless rate continued to fall (6.1%) and inflation stood at just 0.4% in December.

•
Poland (GDP: +4.0% estimated in 2019 vs. +5.1% in 2018). The economy continued to grow at a good pace, although at more modest rates, backed by domestic demand. The unemployment rate was at a historic low (close to 3%). Inflation rose sharply in December to 3.4% although it is expected to moderate, so the central bank held its key interest rate at 1.5%.

•
United States (GDP: +2.3% in 2019 vs. +2.9% in 2018). GDP decelerated by sixty basis points in the year due to lower global growth, geopolitical uncertainty and the dilution of fiscal stimuli. Unemployment remained low and inflation below target. The Fed made an adjustment by cutting interest rate by 75 bps to 1.50-1.75%.

•
Mexico (GDP: 0.1% estimated in 2019 vs +2.1% in 2018). Economic growth was stagnant in 2019 due to a fall in investment and fiscal adjustment. Inflation moderated to 2.8%, below the central bank's target, which began to cut its key rate in August, until it ended 2019 at 7.25% (-100 bps in the year). The process for the ratification of the trade agreement between Mexico, the US and Canada is at an advanced stage, ending the uncertainty about the economic relationship between the three countries.

•
Brazil (GDP: +1.2% estimated in 2019 vs +1.3% in 2018). The recovery gained momentum as the year progressed, driven by private consumption and investment. Inflation picked up (4.31% in December and below the target of 4.25%) but underlying inflation fell (3.4%). The central bank cut its benchmark rate by 200 bps to 4.5%. S&P improved the outlook for sovereign rating (at BB-) to positive from stable, given the progress in fiscal consolidation measures.

•
Chile (GDP: +1.2% estimated in 2019 vs. +4% in 2018). The economy was impacted by the social protests that began in mid-October, although it recovered in the last months of the year. Inflation rose to 3.0% in line with the central bank's target, which cut the official rate to 1.75% (2.75% in late 2018) and established an exchange rate intervention programme to control the peso's volatility.

•
Argentina (GDP: -2.3% estimated in 2019 vs. -2.4% in 2018). GDP shrank as a result of financial volatility since August, which dampened consumption and investment and caused inflation to rise. The central bank introduced capital controls, which allowed it to cut interest rates in the final few months of the year, reversing the previous rise.

284	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The following table shows the exchange rates against the euro of the main currencies in which we operate in 2019 and 2018:

Exchange rates: 1 euro / currency parity

	Average		Period-end
	2019	2018	2019	2018
US dollar	1.119	1.180	1.123	1.145
Pound sterling	0.877	0.885	0.851	0.895
Brazilian real	4.410	4.294	4.516	4.444
Mexican peso	21.549	22.688	21.220	22.492
Chilean peso	785.558	756.661	845.673	794.630
Argentine peso	52.572	31.164	67.258	43.121
Polish zloty	4.297	4.261	4.257	4.301
In this environment, financial markets registered several episodes of risk aversion, but closed 2019 on a more positive note.
The US market's development was shaped by geopolitical tensions, increased uncertainty and slower growth. The Fed's rate cuts and the reduction in commercial risks led to a steeper yield curve at the end of the year and a return to record highs in the stock market.
In the Eurozone, the ECB adopted a comprehensive set of expansive monetary measures in response to weakening economic growth and the fact that inflation (and the inflation outlook) has been persistently deviating from its target. The most notable measures were a cut in interest rates (the interest rate on the deposit facility was reduced to -0.50% from -0.40%), the resumption of the asset purchase programme and a new set of long-term liquidity auctions for banks.
In the United Kingdom (UK), markets supported the reduction of uncertainty following the general election results, which confirmed the UK's exit from the European Union on 31 January 2020, with rises in stock markets and the appreciation of the pound.
Latin American currencies had a heterogeneous evolution during 2019, mostly depreciations but with appreciation recorded in the last few months of the year, reflecting the improved international climate.
The international banking environment continued to be marked by the strengthening of balance sheets by improving solvency and liquidity and reducing non-performing assets, which resulted in a sector better prepared to confront an eventual economic downturn, such as that demonstrated by the stress tests conducted by the various supervisory bodies.
Profitability had an uneven performance across geographical areas, although it was generally affected by the deteriorating economic outlook and the easing of monetary policies. Increasing profitability continues to be one of the sector’s main challenges, particularly in Europe, where institutional development and structural reforms are necessary in order to bolster profitability and market valuation of the banking sector.

In emerging markets profitability remains high and was able to withstand the deterioration of the economic environment and the episodes of instability during the year.
The digital challenge is changing the way customers interact with banks. Competition and efficiency processes continue to demand high levels of investment. The banking sector must adapt itself to the ageing of mature economies and make the most of new technology to increase the growing middle classes' access to banking services in developing economies.
Regarding the regulatory agenda in 2019, the most noteworthy milestone of the year was the approval of the revision of capital regulations and resolution in Europe after more than two years of intense debate, while work continued on the implementation of Basel III.
Europe continued to make progress on the implementation of the crisis management framework, including the approval of the reform of the European Stability Mechanism (ESM), as well as in the discussions on the creation of a European Deposit Guarantee Scheme, the treatment of sovereign debt, harmonisation of insolvency laws and the need for an instrument that provides liquidity in case of resolution.
In the digital field, the fintech phenomenon and the need to review the regulatory and supervisory framework are increasingly present on the international authorities' agenda. During 2019, the most relevant reports published by the different authorities (FSB, BIS) were on the consequences that the entry of bigtechs could have on financial services. They put forward ideas such as the need to review the suitability of the regulatory and supervisory framework, and the potential risks to financial stability arising from the use of the cloud by financial institutions and the small number of dominant players worldwide.
Taxes: in the context of a digital economy, there is an international debate as to how tax systems should ensure a fair contribution to society from all companies.
Significant progress is being made on sustainable funding, especially in Europe where the key elements of the European Commission's 2018 Action Plan are being implemented. The Regulation on disclosure requirements for sustainable investments and sustainability risks in the financial service sector has been adopted. This is expected to remain a priority in Europe, and will intensify following the Commission's announcement of the European Green Deal, which sets out how to make Europe the first climate neutral continent by 2050.
Finally, both at international and European level, the authorities strengthened the message on the need to enhance the framework for the prevention of money laundering and terrorist financing, and the relevance of its connection with the prudential area.

2.	Group selected data

BALANCE SHEET (EUR million)	2019	2018	% 2019/2018	2017
Total assets	1,522,695	1,459,271	4.3	1,444,305
Loans and advances to customers	942,218	882,921	6.7	848,915
Customer deposits	824,365	780,496	5.6	777,730
Total funds A	1,050,765	980,562	7.2	985,702
Total equity	110,659	107,361	3.1	106,832

INCOME STATEMENT (EUR million)	2019	2018	% 2019/2018 B	2017
Net interest income	35,283	34,341	2.7	34,296
Total income	49,229	48,424	1.7	48,355
Net operating income	25,949	25,645	1.2	25,362
Profit before tax	12,543	14,201	(11.7)	12,091
Attributable profit to the parent	6,515	7,810	(16.6)	6,619

UNDERLYING INCOME STATEMENT C (EUR million)	2019	2018	% 2019/2018 D	2017
Net interest income	35,283	34,341	2.7	34,296
Total income	49,494	48,424	2.2	48,392
Net operating income	26,214	25,645	2.2	25,473
Profit before tax	14,929	14,776	1.0	13,550
Attributable profit to the parent	8,252	8,064	2.3	7,516

EPS, PROFITABILITY AND EFFICIENCY (%)	2019	2018	% 2019/2018	2017
EPS (euros)	0.362	0.449	(19.4)	0.404
Underlying EPS (euros) C	0.468	0.465	0.7	0.463
RoE	6.62	8.21		7.14
RoTE	9.31	11.70		10.41
Underlying RoTE C	11.79	12.08		11.82
RoA	0.54	0.64		0.58
RoRWA	1.33	1.55		1.35
Underlying RoRWA C	1.61	1.59		1.48
Efficiency ratio C	47.0	47.0		47.4

286	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

SOLVENCY AND NPLs (%)	2019	2018	2017
Fully loaded CET1 E	11.65	11.30	10.84
Fully loaded total capital ratio E	15.02	14.77	14.48
NPL ratio	3.32	3.73	4.08
Coverage ratio	68	67	65

THE SHARE, MARKET CAPITALISATION AND DIVIDEND	2019	2018	% 2019/2018	2017
Number of shareholders	3,986,093	4,131,489	(3.5)	4,029,630
Shares (millions)	16,618	16,237	2.3	16,136
Share price (euros)	3.730	3.973	(6.1)	5.479
Market capitalisation (EUR million)	61,986	64,508	(3.9)	88,410
Dividend per share (euros) F	0.23	0.23	0.2	0.22
Tangible book value per share (euros)	4.36	4.19		4.15
Price / Tangible book value per share (X)	0.86	0.95		1.32

CUSTOMERS (thousands)	2019	2018	% 2019/2018	2017
Total customers	144,795	139,450	3.8	133,252
Loyal customers G	21,556	19,832	8.7	17,254
Loyal retail customers	19,762	18,095	9.2	15,759
Loyal SME & corporate customers	1,794	1,736	3.3	1,494
Digital customers H	36,817	32,014	15.0	25,391

OPERATING DATA	2019	2018	% 2019/2018	2017
Number of employees	196,419	202,713	(3.1)	202,251
Number of branches	11,952	13,217	(9.6)	13,697

A. Includes customer deposits, mutual funds, pension funds and managed portfolios.
B. In constant euros: Net interest income: +3.5%; Total income: +2.6%; Net operating income: +1.9%; Attributable profit: -15.9%.
C. In addition to IFRS measures, we present non-IFRS measures including those which we refer to as underlying measures. These underlying measures in our view allow, among other reasons, a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the ‘management adjustment’ line and are further detailed at the end of section 3.2 and in section 8 – Alternative Performance Measures – of this chapter.
D. In constant euros: Net interest income: +3.5%; Total income: +3.2%; Net operating income: +3.0%; Attributable profit: +3.2%.
E. 2019 and 2018 data applying the IFRS 9 transitional arrangements.
F. Total dividend charged against the year. The dividend charged to 2019 results is subject to 2020 AGM approval.
G. Active customers who receive most of their financial services from the Group according to the commercial segment to which they belong. Various engaged customer levels have been defined taking profitability into account.
H. Every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days.

3.	Group financial performance

As described in note 1.b to the consolidated financial statements, our reported results are prepared in accordance with IFRS and the analysis of our financial situation and performance in this consolidated directors’ report is mainly based on those IFRS results. However, to measure our performance we also use non-IFRS measures and APMs or Alternative Performance Measures. While section 8 – Alternative Performance Measures of this chapter provides a more detailed view of all those measures, the following are the main adjustments we make to our IFRS results when providing non-IFRS measures:

–
Underlying results measures. We present what we call underlying results measures which, in our view, allow better year-on-year comparisons as they exclude items outside the ordinary course performance of our business which are grouped in the management adjustments line, and are further detailed at the end of section 3.2 of this chapter.

In addition, the results by business areas in section 4 below are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results in note 52.c to the consolidated financial statements.

–
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

3.1 Situation of Santander
Santander is one of the largest banks in the Eurozone. As at end December 2019, our market capitalisation was EUR 61,986 million, and had approximately four million shareholders. We have a EUR 1,522,695 million of assets on our balance sheet and control EUR 1,050,765 million of total funds.
Our main purpose is to help people and businesses prosper. We do not merely meet our legal and regulatory obligations, but we aspire to exceed people's expectations. As such, we focus on the areas where, as a Group, our activity can have the greatest impact, helping more people and businesses prosper, in an inclusive and sustainable way.
This means that the Group engages in all types of activities, operations and services that are typical of the banking business in general. Our scale, business model and diversification enable us to aim to be the best open digital financial services platform, acting responsibly and earning the lasting loyalty of our stakeholders (customers, shareholders, people and communities).
We have close to 200,000 employees who serve more than 145 million customers worldwide, including individuals, private banking clients, SMEs, businesses and large corporates, whenever, wherever and however the customer needs. To do this, our strategy focuses on continuing to strengthen loyalty and digitalisation.
We interact with our customers through a global network of 11,952 branches, the largest branch network among international banks. The distribution network has both universal offices as well as specialised ones aimed at certain customer segments and new collaborative spaces with increased digital capabilities. Examples of these are the Work Café branches, SmartBank and Ágil branches.
As well as the branch network, we have contact centres which have received various awards for their quality of service.
In addition, our progress in the digitalisation process which combines our commercial network strength with that of our technology, is key to increasing our number of customers and improving their experience.

288	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

As a result, our loyal and digital customers continued to grow this year. The number of loyal customers reached 21.6 million (+9% in the year), with an increase in both individuals and corporates. Digital customers rose 15% in the year to close to 37 million.
On average, our customers accessed digital touchpoints five times per week and digital sales increased to 36% of total sales. We also aim to be one of the top three banks for customer satisfaction in our main countries.
In April 2019, we presented our strategic plan for the medium term to drive growth and increase profitability by accelerating digitalisation, improving operational performance and continuing to improve capital allocation. We will invest over EUR 20 billion in digital transformation and technology over the next four years with the aim of improving and personalising customer experience and, as a consequence, increasing trust and loyalty while at the same time reducing costs.
In this strategic plan, we laid out a new organisational structure, three geographical regions and a new reporting unit segment, Santander Global Platform (SGP), which will enable us to accelerate our commercial and digital transformation, while making progress towards our financial and non-financial objectives.
This new simplified management structure for Europe, North America and South America, together with a management committee with increased business focus will allow better and more agile execution throughout the Group.
Europe primarily includes Spain, the UK, Portugal, Poland and Santander Consumer Finance (SCF). The latter also plays a significant role in consumer finance in 15 European countries.
Given the current environment characterised by lower for longer interest rates, we are progressing toward a common organisational structure under which we can take advantage of the strengths, innovation and leadership of each market, applying what we learn in one country to the rest and avoiding overlaps.
North America includes the US and Mexico. Both countries are increasing coordination with each other and capturing new opportunities, reducing cost duplication and improving efficiency.
South America includes Brazil, Chile, Argentina, Uruguay and Andean Region (Peru and Colombia).

The focus is to accelerate profitable growth and lead the retail financial industry. To this end, we have a strategy that seeks to strengthen a more connected regional network and facilitate the expansion of successful businesses to other countries in the region.
Finally, with the creation of SGP we are taking another step forward in our digital transformation, which combines our experience in banking and technology. Our goal is to extend the benefits of the talent and scale of the Group to the payments and digital businesses with the highest growth potential. We are building platforms only once to be used by all countries, which will allow us to be best-in-class, and provide faster and better digital banking and global payment solutions to individuals and SMEs.
In addition, we have two transversal global businesses which add value to our local businesses: Santander Corporate and Investment Banking (SCIB) and Wealth Management and Insurance (WM&I).
SCIB is the global business division for corporate and institutional customers who require a tailored service and value-added wholesale products suited to their complexity and sophistication. It is a business with high levels of profitability and with resilient returns through the economic cycle.
WM&I includes the asset management, private banking and insurance businesses. It is a very capital efficient business with significant growth potential and high returns.

3.2 Results
2019 Highlights

•
Attributable profit to the parent of EUR 6,515 million, down 17% from 2018, affected by EUR 1,737 million of net results that are outside the ordinary course performance of our business (EUR -254 million in 2018). Excluding these, underlying attributable profit amounted to EUR 8,252 million 2% higher year-on-year, up 3% excluding the exchange rate impact, as follows:

–
Total income reached a record high and increased yet again (+3%) backed by net interest income (+4%) and net fee income (+5%). This performance reflected our greater loyal and digital customer base, the increased activity and an active management of spreads.

–
Operating expenses rose 3% due to higher investments in transformation and digitalisation. We continued to improve our operational capacity while optimising our cost base, which, in real terms (excluding inflation and perimeter impacts1), fell slightly (-0.4%). We continued to be one of the most efficient global banks in the world, with an efficiency ratio of 47%.

–	Loan-loss provisions rose in line with volumes and the cost of credit remained near historic lows.

•	Nine of our ten core markets grew their underlying profit year-on-year in local currency terms, five of them at double-digit rates.

•	RoTE stood at 9.3% and RoRWA at 1.33% (11.7% and 1.55%, respectively in 2018). Earnings per share (EPS) was EUR 0.362, compared to EUR 0.449 in 2018.

•	On an underlying basis, RoTE was 11.8%, RoRWA 1.61% and EPS was EUR 0.468 (12.1%, 1.59% and EUR 0.465, respectively, in 2018).

Summarised income statement
EUR million
			Change
	2019	2018	Absolute	%	% excl. FX	2017
Net interest income	35,283	34,341	942	2.7	3.5	34,296
Net fee income (commission income minus commission expense)	11,779	11,485	294	2.6	4.6	11,597
Gains or losses on financial assets and liabilities and exchange differences (net)	1,531	1,797	(266)	(14.8)	(11.0)	1,665
Dividend income	533	370	163	44.1	44.0	384
Share of results of entities accounted for using the equity method	324	737	(413)	(56.0)	(55.2)	704
Other operating income / expenses	(221)	(306)	85	(27.8)	22.5	(291)
Total income	49,229	48,424	805	1.7	2.6	48,355
Operating expenses	(23,280)	(22,779)	(501)	2.2	3.4	(22,993)
Administrative expenses	(20,279)	(20,354)	75	(0.4)	0.7	(20,400)
Staff costs	(12,141)	(11,865)	(276)	2.3	3.2	(12,047)
Other general administrative expenses	(8,138)	(8,489)	351	(4.1)	(2.8)	(8,353)
Depreciation and amortisation	(3,001)	(2,425)	(576)	23.8	25.5	(2,593)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(9,352)	(8,986)	(366)	4.1	4.3	(9,259)
o/w: net loan-loss provisions	(9,321)	(8,873)	(448)	5.0	5.3	(9,111)
Impairment on other assets (net)	(1,623)	(207)	(1,416)	684.1	677.2	(1,273)
Provisions or reversal of provisions	(3,490)	(2,223)	(1,267)	57.0	68.8	(3,058)
Gain or losses on non-financial assets and investments (net)	1,291	28	1,263	—	—	522
Negative goodwill recognised in results	—	67	(67)	(100.0)	(100.0)	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(232)	(123)	(109)	88.6	84.2	(203)
Profit or loss before tax from continuing operations	12,543	14,201	(1,658)	(11.7)	(10.7)	12,091
Tax expense or income from continuing operations	(4,427)	(4,886)	459	(9.4)	(7.8)	(3,884)
Profit from the period from continuing operations	8,116	9,315	(1,199)	(12.9)	(12.3)	8,207
Profit or loss after tax from discontinued operations	—	—	—	—	—	—
Profit for the period	8,116	9,315	(1,199)	(12.9)	(12.3)	8,207
Attributable profit to non-controlling interests	(1,601)	(1,505)	(96)	6.4	6.3	(1,588)
Attributable profit to the parent	6,515	7,810	(1,295)	(16.6)	(15.9)	6,619
1. Integration of the retail and SME business acquired from Deutsche Bank Polska.

290	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Detail of the main income statement items
Total income
Total income reached a record high of EUR 49,229 million, 2% higher than in 2018. Excluding the exchange rate impact it rose 3%. Net interest income and net fee income accounted for 95% of total income, well above the average of our competitors, enabling consistent and recurrent growth while limiting the impact that periods of high volatility can have on gains on financial transactions.
Net interest income
Net interest income amounted to EUR 35,283 million, up 3% compared to 2018. The following tables show the average balances for each year, obtained as the average of the months in the period, which in our opinion, should not materially differ from those obtained using daily balances, as well as the interest generated.

They also include, by domicile of the Group entity at which the relevant assets or liabilities are accounted for, our average balances and average interest rates obtained in 2019 and 2018. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activity, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activity. Within the latter, mature markets include Europe (except Spain and Poland) and the US. On the other hand, developing markets include South America, Mexico and Poland.
The average balance of interest-earning assets was EUR 1,304,264 million in 2019, 5% higher year-on-year (EUR 1,246,189 million in 2018). The increase was due to the 7% growth in the international activity of our entities in both mature markets (mainly lending activity in the UK, the US and SCF) and emerging markets (also due to lending activity, with overall growth in all countries).

Average balance sheet - assets and interest income
EUR million
	2019			2018
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash and deposits on demand and loans and advances to central banks and credit institutions	203,809	3,920	1.92%	192,669	4,051	2.10%
Domestic	84,412	598	0.71%	75,250	784	1.04%
International - Mature markets	66,093	910	1.38%	66,326	733	1.11%
International - Developing markets	53,304	2,412	4.52%	51,093	2,534	4.96%

Loans and advances to customers	910,327	46,180	5.07%	861,327	43,489	5.05%
Domestic	236,132	5,420	2.30%	240,845	5,366	2.23%
International - Mature markets	491,479	18,426	3.75%	451,034	17,287	3.83%
International - Developing markets	182,716	22,334	12.22%	169,448	20,836	12.30%

Debt securities	190,128	6,378	3.35%	192,193	6,429	3.35%
Domestic	61,498	599	0.97%	70,746	1,007	1.42%
International - Mature markets	56,935	829	1.46%	55,173	792	1.44%
International - Developing markets	71,695	4,950	6.90%	66,274	4,630	6.99%

Hedging income		232			305
Domestic		59			(37)
International - Mature markets		161			(37)
International - Developing markets		12			379

Other interest		75			51
Domestic		23			21
International - Mature markets		31			16
International - Developing markets		21			14

Total interest-earning assets	1,304,264	56,785	4.35%	1,246,189	54,325	4.36%
Domestic	382,042	6,699	1.75%	386,841	7,141	1.85%
International - Mature markets	614,507	20,357	3.31%	572,533	18,791	3.28%
International - Developing markets	307,715	29,729	9.66%	286,815	28,393	9.90%

Other assets	203,903			196,672
Assets from discontinued operations	—			—
Average total assets	1,508,167	56,785		1,442,861	54,325

Domestic activity fell 1%, affected by the sector’s deleveraging.
The average return on total interest-earning assets remained virtually stable at 4.35% (4.36% in 2018), as the rise in profitability in international mature markets (+3 bps to 3.31%, mainly driven by higher profitability on cash and deposits on demand and loans and advances to central banks and credit institutions) was offset by lower domestic market activity (-10 bps at 1.75% due to lower debt securities profitability) and international activity in developing markets (-24 bps to 9.66%, with lower profitability in all lines).

The average balance of interest-bearing liabilities was EUR 1,252,228 million in 2019, a 5% increase year-on-year (EUR 1,193,108 million in 2018). Widespread growth (domestic: +2%, mature international: +6% and developing international: +8%) was driven by the performance of customer deposits, with increases in most geographic areas in which we operate, and marketable debt securities.

Average balance sheet - liabilities and interest expense
EUR million
	2019			2018
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions	181,651	3,248	1.79%	191,073	3,218	1.68%
Domestic	86,635	496	0.57%	101,728	691	0.68%
International - Mature markets	59,155	884	1.49%	57,768	677	1.17%
International - Developing markets	35,861	1,868	5.21%	31,577	1,850	5.86%

Customer deposits	811,151	10,137	1.25%	773,578	9,062	1.17%
Domestic	263,016	665	0.25%	250,470	882	0.35%
International - Mature markets	366,003	2,659	0.73%	351,873	2,085	0.59%
International - Developing markets	182,132	6,813	3.74%	171,235	6,095	3.56%

Marketable debt securities	246,133	6,679	2.71%	221,196	6,073	2.75%
Domestic	84,217	1,580	1.88%	75,752	1,555	2.05%
International - Mature markets	125,022	3,011	2.41%	111,863	2,550	2.28%
International - Developing markets	36,894	2,088	5.66%	33,581	1,968	5.86%

Other interest-bearing liabilities	13,293	418	3.14%	7,261	186	2.56%
Domestic	8,774	213	2.43%	5,470	91	1.66%
International - Mature markets	2,131	25	1.17%	799	5	0.63%
International - Developing markets	2,388	180	7.54%	992	90	9.07%

Hedging expenses		0			24
Domestic		(21)			(83)
International - Mature markets		25			(108)
International - Developing markets		(4)			215

Other interest		1,020			1,421
Domestic		222			304
International - Mature markets		150			109
International - Developing markets		648			1,008

Total interest-bearing liabilities	1,252,228	21,502	1.72%	1,193,108	19,984	1.67%
Domestic	442,642	3,155	0.71%	433,420	3,440	0.79%
International - Mature markets	552,311	6,754	1.22%	522,303	5,318	1.02%
International - Developing markets	257,275	11,593	4.51%	237,385	11,226	4.73%

Other liabilities	146,386			143,798
Non-controlling interests	11,096			10,884
Shareholders´ equity	98,457			95,071
Liabilities from discontinued operations	—			—
Average total liabilities and equity	1,508,167	21,502		1,442,861	19,984

292	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The average cost of interest-bearing liabilities was 5 bps higher to 1.72% due to growth in international mature markets (costs rose 20 bps to 1.22% and rises in all lines). On the other hand, there was a reduction in costs in the domestic market (-8 bps to 0.71%) and international developing markets (-22 bps to 4.51%).
The change in interest income / (expense) shown in the table below was calculated as follows:

•	The change in volumes is obtained by applying the previous period’s interest rates to the difference between the average balances of the current and previous periods.

•	The change in interest rate is obtained by applying the difference between the rates of the current and previous periods to the average balance for the previous year.
In 2019, the performance of interest income and interest was the following:

•
Interest income increased EUR 2,460 million due to higher volumes, as the exchange rate impact was negative. Growth in mature and developing markets (EUR 2,902 million), was slightly offset by domestic activity (EUR -442 million).

•
Interest expense rose EUR 1,518 million, driven by both interest rates and volumes. As was the case with interest income, growth was recorded in mature and developing markets (EUR 1,803 million), with decreases in the domestic component (EUR -285 million), the latter driven by reduced costs stemming from lower interest rates.

•
As a result, net interest income was EUR 942 million higher primarily due to developing markets, and to a lesser extent, mature markets, both underpinned by greater volumes, as the interest rate impact was negative in an environment of low interest rates in many countries and rates were still negative in Europe.

•	Finally, it is important to remember that the application of IRFS 16 had a negative impact (EUR -265 million) on net interest income.

Volume and profitability analysis
EUR million
	2019/2018
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Net change
Cash and deposits on demand and loans and advances to central banks and credit institutions	142	(273)	(131)
Domestic	87	(273)	(186)
International - Mature markets	(51)	228	177
International - Developing markets	106	(228)	(122)

Loans and advances to customers	3,150	(459)	2,691
Domestic	(106)	160	54
International - Mature markets	1,634	(495)	1,139
International - Developing markets	1,622	(124)	1,498

Debt securities	204	(255)	(51)
Domestic	(119)	(289)	(408)
International - Mature markets	(52)	89	37
International - Developing markets	375	(55)	320

Hedging income	(73)	—	(73)
Domestic	96	—	96
International - Mature markets	198	—	198
International - Developing markets	(367)	—	(367)

Other interest	24	—	24
Domestic	2	—	2
International - Mature markets	15	—	15
International - Developing markets	7	—	7

Total interest-earning assets	3,447	(987)	2,460
Domestic	(40)	(402)	(442)
International - Mature markets	1,744	(178)	1,566
International - Developing markets	1,743	(407)	1,336

Volume and cost analysis
EUR million
	2019/2018
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Net change
Deposits from central banks and credit institutions	68	(38)	30
Domestic	(95)	(100)	(195)
International - Mature markets	(73)	280	207
International - Developing markets	236	(218)	18

Customer deposits	446	629	1,075
Domestic	42	(259)	(217)
International - Mature markets	5	569	574
International - Developing markets	399	319	718

Marketable debt securities	683	(77)	606
Domestic	165	(140)	25
International - Mature markets	329	132	461
International - Developing markets	189	(69)	120

Other interest-bearing liabilities	195	37	232
Domestic	69	53	122
International - Mature markets	18	2	20
International - Developing markets	108	(18)	90

Hedging expenses	(24)	—	(24)
Domestic	62	—	62
International - Mature markets	133	—	133
International - Developing markets	(219)	—	(219)

Other interest	(401)	—	(401)
Domestic	(82)	—	(82)
International - Mature markets	41	—	41
International - Developing markets	(360)	—	(360)

Total interest-bearing liabilities	967	551	1,518
Domestic	161	(446)	(285)
International - Mature markets	453	983	1,436
International - Developing markets	353	14	367

294	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Net interest income. Summary of volume, profitability and cost analysis
EUR million
	2019/2018
	Increase (decrease) due to changes in
	Volume	Rate	Net change
Interest income	3,447	(987)	2,460
Domestic	(40)	(402)	(442)
International - Mature markets	1,744	(178)	1,566
International - Developing markets	1,743	(407)	1,336

Interest expense	967	551	1,518
Domestic	161	(446)	(285)
International - Mature markets	453	983	1,436
International - Developing markets	353	14	367

Net interest income	2,480	(1,538)	942
Domestic	(201)	44	(157)
International - Mature markets	1,291	(1,161)	130
International - Developing markets	1,390	(421)	969

Excluding the exchange rate impact, net interest income rose 4%. By geographic areas, growth was recorded in six of the ten core markets, as follows:

•
Of note was growth in Argentina (+127%), driven by high interest rates and greater central bank note volumes and in Poland (+19%) grew supported by the improvement in the cost of deposits and lending dynamics.

Net interest income
EUR million

+3%	A
2019 vs 2018

A. Excluding exchange rate impact: +4%.

•	Additionally, Mexico (+9%), Brazil (+6%), SCF (+4%) and the US (+2%) also increased. Portugal and Chile remained virtually unchanged.

•
There were falls in the UK (-8%), affected by the pressure on mortgage spreads and the attrition of Standard Variable Rate (SVR ) balances and in Spain (-4%) due to low interest rates, reduced ALCO portfolio, lower institution volumes and the impact of IFRS 16.

Net fee income
EUR million

+3%	A
2019 vs 2018

A. Excluding exchange rate impact: +5%.

Net fee income
EUR million
			Change
	2019	2018	Absolute	%	% excl. FX	2017
Asset management business, funds and insurance	3,815	3,654	161	4.4	5.4	3,406
Credit and debit cards	2,242	2,156	86	4.0	5.5	2,124
Securities and custody services	931	794	138	17.3	18.3	841
Account management and availability fees	1,675	1,662	13	0.8	5.5	1,773
Cheques and payment orders	633	613	20	3.3	10.2	603
Foreign exchange	612	546	66	12.0	24.8	471
Charges for past-due/unpaid balances and guarantees	522	672	(150)	(22.4)	(20.9)	801
Bill discounting	316	323	(7)	(2.1)	(0.8)	357
Other	1,033	1,066	(33)	(3.1)	(7.0)	1,221
Net fee income	11,779	11,485	294	2.6	4.6	11,597
Net fee income
Net fee income amounted to EUR 11,779 million, 3% more than in 2018. Excluding the exchange rate impact, net fee income was 5% higher, reflecting greater customer loyalty, as well as the strategy of growth in services and higher value-added products.
Of note was the growth in the most transactional businesses from payments, insurance, foreign currency, cheques and transfers. Also, there were increases in fees from securities and custody services. On the other hand, there was a decline in net fee income from guarantees and overdrafts, in part affected by regulatory impacts.
By global businesses, excluding the exchange rate impact, the total fee income generated by WM&I, including those transferred to the branch network, rose 6% in the year (representing 30% of the Group's total). Fee income from SCIB increased 1% in 2019, reflecting a clear trend of improvement during the year, as shown by the fact that fee income in the second half of the year was 12% higher than in the first half.
By region, the increase in net fee income was backed mainly by South America, which grew at double-digit rates. Of note was Brazil (+12%) with growth in almost all lines, especially in cards and insurance, and Argentina (+84%), driven by greater foreign currency transactions and fee income from accounts and cash deposits. Net fee income also rose in North America, with a positive trend in both the US and Mexico. On the other hand, falls in Europe driven by Spain (due to lower activity at SCIB) and in the UK (due to overdrafts and mutual funds).
Gains / (losses) on financial assets and liabilities and exchange differences (net)
Gains / (losses) on financial assets and liabilities and exchange differences (net), which account for 3% of total income, decreased 15% (-11% excluding the exchange rate impact) to EUR 1,531 million compared to 2018 mainly due to the higher cost of foreign currency hedging in 2019, combined with the positive performance of markets in the first half of 2018.
In this line item, gains and losses on financial assets and liabilities are due to the following: trading portfolio and marked-to-market derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging or other derivative positions.
For further details, see note 44 to the consolidated financial statements.
Exchange rate differences primarily show the gains / (losses) on currency dealings, the differences that arise in the conversion of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal. The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analysed together with those recognised under Gains / (losses) on financial assets and liabilities.
For further details, see note 45 to the consolidated financial statements.
Dividend income
Dividend income was EUR 533 million in 2019, 44% more than in 2018 (EUR 370 million) mainly due to higher dividends from the trading portfolio.
Share of results of entities accounted for by the equity method
The share of results of entities accounted for by the equity method was EUR 324 million in 2019, 56% lower than in 2018 (EUR 737 million) mainly driven by the sale of Testa and WiZink as well as losses in real estate equity.
For further information, see note 13 and note 41 to the consolidated financial statements.
Other operating income / (expenses)
Losses on net other operating income in 2019 of EUR 221 million (losses of EUR 306 million in 2018). Included in this item are income and expenses from insurance activity, non-financial services and other fees and contributions to the Deposit Guarantee Fund and the Single Resolution Fund.
For further information, see note 46 to the consolidated financial statements.

296	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Operating expenses
EUR million
			Change
	2019	2018	Absolute	%	% excl. FX	2017
Staff costs	12,141	11,865	276	2.3	3.3	12,047
Other administrative expenses	8,138	8,489	(351)	(4.1)	(2.8)	8,353
Information technology	2,161	1,550	611	39.4	41.3	1,257
Communications	518	527	(9)	(1.6)	1.6	529
Advertising	685	646	39	6.0	6.9	757
Buildings and premises	859	1,846	(987)	(53.5)	(53.0)	1,798
Printed and office material	116	122	(6)	(5.0)	(4.3)	133
Taxes (other than tax on profits)	522	557	(35)	(6.3)	(3.6)	583
Other expenses	3,277	3,240	37	1.1	2.3	3,296
Administrative expenses	20,279	20,354	(75)	(0.4)	0.7	20,400
Depreciation and amortisation	3,001	2,425	576	23.8	25.5	2,593
Operating expenses	23,280	22,779	501	2.2	3.4	22,993

Operating expenses
Operating expenses totalled EUR 23,280 million, 2% higher year-on-year. Administrative expenses remained fairly stable, and depreciation and amortisation increased 24%.
Excluding the exchange rate impact, operating expenses rose 3% as a result of higher investments in transformation and digitalisation, together with the improvements made to the distribution networks, the slight impact from the integration of the retail and SME business acquired from Deutsche Bank Polska and the impact in Argentina of high inflation.
In real terms (excluding inflation and acquisitions), costs fell slightly, the third year running in which they fell or remained flat thanks to our cost management (-0.4% in 2019, -0.5% in 2018 and +0.3% in 2017).
The Group’s aim is to improve our operational capacity and at the same time manage our costs more efficiently and adapted to each region, via an exemplary execution of the integrations and fostering the use of shared services.
In 2019, we continued to be one of the world's most efficient global banks, maintaining our efficiency ratio at 47.0%.

Efficiency ratio (cost to income)
EUR million

0.0	pp
2019 vs 2018

For a better comparison, the trends by region and market are detailed below, excluding the exchange rate impact:

•
In Europe, costs are beginning to reflect the synergies of integrations, and fell 1% in nominal terms and 2.4% in real terms. Of note were the decreases in Spain (-8%) and Portugal (-4%), due to the efficiencies resulting from the integration of Banco Popular and the optimisation efforts, and in the UK (-3%) reflecting the cost savings from our transformation programme.

The main increases were in Poland (+7%), impacted by the previously mentioned integration of Deutsche Bank Polska's retail and SME business. Excluding this impact, costs rose very slightly, with a relatively good performance in an environment with high single-digit wage pressure at the national level.
In SCF, costs rose 2%, although at a slower pace than business growth, benefiting from the efficiency projects carried out in the year.
The efficiency ratio in the region was practically stable.

•
In North America, costs were 5% higher in nominal terms affected by inflation. In real terms, they rose 3% mainly driven by Mexico (+4%), spurred by the three-year investment plan, while in the US they rose 2%. The increase in revenue is enabling us to maintain the efficiency ratio in the region.

•
Lastly, in South America, the increase in costs was significantly distorted by the very high inflation in Argentina. Excluding it, the increase was 4.6% in nominal terms and 1% in real terms, with Brazil and Chile performing well, combining investments to improve distribution capacity with close to zero growth in costs.

We believe this management by region will enable us to continue to optimise costs, which should be reflected in further improvements in the cost-to-income ratio, and at the same time improve customer experience.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) was EUR 9,352 million in 2019, a 4% increase compared to 2018 both in euros and excluding the exchange rate impact.
In this item, net loan-loss provisions were 5% higher at EUR 9,321 million. Excluding the exchange rate impact, they also rose 5%, with the following detail by country:

•	The largest increase was recorded in Europe, while in North and South America, the increases were more moderate, both below the rise in lending volumes.

•
Credit quality ratios performed well in the year. The NPL ratio improved to 3.32% from 3.73% in 2018, the coverage ratio increased to 68% from 67% a year earlier, while the cost of credit stood at 1.00%, the same as in 2018.

•
By country, the NPL ratio remained stable or improved in the three main regions, with declines in most units, except for Brazil and Argentina. The cost of credit fell in North and South America and increased slightly in Europe, although it remained near record lows (0.28% compared to 0.24% in 2018).

For further details, see the ‘Credit risk’ section in the Risk Management and control chapter.

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2019	2018	2017
Financial assets at fair value through other comprehensive income	12	1
Financial assets at amortised cost	9,340	8,985
Financial assets measured at cost			8
Financial assets available-for-sale			10
Loans and receivables			9,241
Held-to-maturity investments			—
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	9,352	8,986	9,259

Impairment on other assets (net)
EUR million
	2019	2018	2017
Impairment of investments in subsidiaries, joint ventures and associates, net	—	17	13
Impairment on non-financial assets, net	1,623	190	1,260
Tangible assets	45	83	72
Intangible assets	1,564	117	1,073
Others	14	(10)	115
Impairment on other assets (net)	1,623	207	1,273

Cost of credit
%

0.00	pp
2019 vs 2018

Net loan-loss provisions
EUR million

+5%	A
2019 vs 2018

A. Excluding exchange rate impact: +5%.

298	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Impairment on other assets (net)
Impairment on other assets in 2019 was EUR 1,623 million after recording the impairment of goodwill ascribed to the UK of EUR 1,491 million. In 2018, this item amounted to EUR 207 million.
Provisions or reversal of provisions
Provisions (net of reversal provisions) rose 57% in 2019, to EUR 3,490 million (EUR 2,223 million in 2018). Excluding the exchange rate impact, 69% increase primarily due to restructuring charges mainly in Spain and the UK and higher provisions for legal claims in Brazil.
For further details, see note 25 to the consolidated financial statements.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments were EUR 1,291 million in 2019, compared to EUR 28 million in 2018. The increase was mainly due to the recording of capital gains from the agreement with Crédit Agricole S.A. for the integration of the custody businesses and from the sale of 51% of our stake in Prisma Medios de Pago S.A. and the revaluation of the rest of the stake (49%).
For further details, see note 49 to the consolidated financial statements.
Negative goodwill recognised in results
In 2019, EUR 0 million compared to the EUR 67 million recorded in 2018 due to the difference between the fair value of the net assets acquired with the acquisition of Deutsche Bank Polska's retail and SME business in Poland and the transaction value.

Attributable profit to the parent
EUR million

-17%	A
2019 vs 2018

A. Excluding exchange rate impact: -16%.

Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes the impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, were EUR -232 million in 2019, compared to EUR -123 million in 2018.
Profit before tax
Profit before tax was 12% lower than in 2018, at EUR 12,543 million. Excluding the exchange rate impact, it dropped 11%, conditioned by the aforementioned results that are outside the ordinary course performance of our business.
Income tax
Corporate income tax was EUR 4,427 million in 2019, a 9% decrease year-on-year. The effective tax rate for the Group as a whole rose to 35.3% from 34.4% in 2018.
Attributable profit to non-controlling interests
The attributable profit to non-controlling interests was EUR 1,601 million, 6% higher than in 2018. Excluding the exchange rate impact, it also rose 6%.
For further details, see note 28 to the consolidated financial statements.
Attributable profit to the parent
Attributable profit to the parent of EUR 6,515 million, 17% less compared to 2018. Excluding the exchange rate impact, attributable profit was 16% lower year-on-year.
RoE was 6.6%, RoTE 9.3% and RoRWA 1.33% (8.2%, 11.7% y 1.55%, respectively in 2018).
Earnings per share was EUR 0.362, EUR 0.449 in 2018.

Earnings per share
EUR

-19%
2019 vs 2018

RoTE
%

Underlying attributable profit to the parent
The attributable profit to the parent recorded in 2019 and 2018 were affected by the following results (net of tax), that are outside the ordinary course performance of our business and distort the year-on-year comparison:
1. Results recorded in 2019 for EUR -1,737 million, net of tax, as follows:

•
As part of our annual planning and in accordance with accounting rules, we reviewed the goodwill ascribed to Santander UK, which resulted in the recording of an impairment of EUR 1,491 million in the Corporate Centre.

•	Net charge of EUR 183 million for payment protection insurance (PPI) provisions in the UK.

•
Restructuring costs related to integration and optimisation processes in the branch network (mainly Banco Popular in Spain), for a net amount of EUR -864 million, detailed by countries in the table below.

•	Losses related to real estate assets and stakes in Spain, with a net impact of EUR -405 million.

•	Net charge of EUR 174 million for intangible assets, Swiss franc denominated mortgages and other provisions.

RoRWA
%

•	Capital gains from the sale of 51% of our stake in the Argentinian entity Prisma Medios de Pago S.A. and the revaluation of the remaining 49%, generating a capital gain of EUR 136 million in the year.

•	Net capital gains of EUR 693 million related to the agreement with Crédit Agricole S.A. to integrate the custody businesses.

•	Net positive results of EUR 551 million in Brazil related to DTA recoveries due to changes in tax regulation.
2. These results in 2018 had a net impact of EUR -254 million on profit, as follows:

•	Restructuring costs: EUR -280 million in Spain and EUR -40 million at the Corporate Centre, both related to the integration of Banco Popular.

•	Positive results for the integration in Portugal (EUR 20 million) and the negative goodwill adjustment in Poland (EUR 45 million).
For further details, see note 52.c to the consolidated financial statements.

300	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Detail of management adjustments
EUR million

2019 (net of tax)

• Restructuring costs		-864
– Spain .......................................................	-600
– United Kingdom ......................................	-127
– Brazil ........................................................	-90
– Poland ......................................................	-23
– Consumer .................................................	-16
– United States ............................................	-8

• Real Estate assets and stakes (Spain)		-405

• PPI United Kingdom		-183

• Intangibles and other		-174

• Capital gains Prisma - Argentina		136

• Custody		693

• Tax reform Brazil		551

Subtotal		-246

• Goodwill United Kingdom		-1,491

NET: EUR -1,737 million

2018 (net of tax)

• Restructuring costs		-320
– Spain ........................................................	-280
– Corporate Centre .....................................	-40

• Portugal integration		20

• Badwill Poland		45

NET: EUR -254 million

Excluding these results from the different P&L lines where they are recorded, and including them separately in the management adjustments line, underlying attributable profit to the parent rose 2% to EUR 8,252 million in 2019 (EUR 8,064 million in 2018). Excluding the exchange rate impact, it was 3% higher.
By region, and excluding the exchange rate impact, of note was double-digit growth in North America (+21%) and South America (+18%), while in Europe, in a more complicated business environment, there was a 3% decline.

Underlying attributable profit to the parentA
EUR million

+2%	B
2019 vs 2018

A. Excluding management adjustments.
B. Excluding exchange rate impact: +3%.

By market, nine of the ten core markets increased in their local currency, and at double-digit rates in Poland, the US, Mexico, Brazil, Poland and Argentina. The only decrease was in the UK, mainly because of competitive pressure on revenue.
In 2019, the Group’s underlying RoTE was 11.8% (12.1% in 2018), the underlying RoRWA rose to 1.61% from 1.59% in 2018, and underlying earnings per share EUR 0.468, 1% higher than in 2018.

Underlying earnings per shareA
EUR

+1%
2019 vs 2018

A. Excluding management adjustments.

Underlying RoTEA
%
A. Excluding management adjustments.

Below is the summarised income statement adjusted to the items outside the ordinary course performance of our business (included in the management adjustments line) as detailed in

Underlying RoRWAA
%
A. Excluding management adjustments.

note 52.c of the consolidated financial statements, where the reconciliation of the aggregate underlying consolidated results of our segments to the statutory consolidated results is presented.

Summarised underlying income statement
EUR million
			Change
	2019	2018	Absolute	%	% excl. FX	2017
Net interest income	35,283	34,341	942	2.7	3.5	34,296
Net fee income	11,779	11,485	294	2.6	4.6	11,597
Gains (losses) on financial transactions and exchange differences	1,531	1,797	(266)	(14.8)	(11.0)	1,703
Other operating income	901	801	100	12.5	(1.4)	796
Total income	49,494	48,424	1,070	2.2	3.2	48,392
Administrative expenses and amortisations	(23,280)	(22,779)	(501)	2.2	3.4	(22,918)
Net operating income	26,214	25,645	569	2.2	3.0	25,473
Net loan-loss provisions	(9,321)	(8,873)	(448)	5.0	5.3	(9,111)
Other gains (losses) and provisions	(1,964)	(1,996)	32	(1.6)	(0.5)	(2,812)
Profit before tax	14,929	14,776	153	1.0	2.0	13,550
Tax on profit	(5,103)	(5,230)	127	(2.4)	(0.9)	(4,587)
Profit from continuing operations	9,826	9,546	280	2.9	3.6	8,963
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	9,826	9,546	280	2.9	3.6	8,963
Non-controlling interests	(1,574)	(1,482)	(92)	6.2	6.0	1,447
Underlying attributable profit to the parent	8,252	8,064	188	2.3	3.2	7,516
Management adjustments	(1,737)	(254)	(1,483)	583.9	582.8	(897)
Attributable profit to the parent	6,515	7,810	(1,295)	(16.6)	(15.9)	6,619

302	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3.3 Balance sheet

Balance sheet A
EUR million
			Change
Assets	2019	2018	Absolute	%	2017
Cash, cash balances at central banks and other deposits on demand	101,067	113,663	(12,596)	(11.1)	110,995
Financial assets held for trading	108,230	92,879	15,351	16.5	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	4,911	10,730	(5,819)	(54.2)
Financial assets designated at fair value through profit or loss	62,069	57,460	4,609	8.0	34,782
Financial assets at fair value through other comprehensive income	125,708	121,091	4,617	3.8
Financial assets available-for-sale					133,271
Financial assets at amortised cost	995,482	946,099	49,383	5.2
Loans and receivables					903,013
Investments held-to-maturity					13,491
Hedging derivatives	7,216	8,607	(1,391)	(16.2)	8,537
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,702	1,088	614	56.4	1,287
Investments	8,772	7,588	1,184	15.6	6,184
Assets under insurance or reinsurance contracts	292	324	(32)	(9.9)	341
Tangible assets	35,235	26,157	9,078	34.7	22,974
Intangible assets	27,687	28,560	(873)	(3.1)	28,683
Tax assets	29,585	30,251	(666)	(2.2)	30,243
Other assets	10,138	9,348	790	8.5	9,766
Non-current assets held for sale	4,601	5,426	(825)	(15.2)	15,280
Total assets	1,522,695	1,459,271	63,424	4.3	1,444,305

Liabilities and equity
Financial liabilities held for trading	77,139	70,343	6,796	9.7	107,624
Financial liabilities designated at fair value through profit or loss	60,995	68,058	(7,063)	(10.4)	59,616
Financial liabilities at amortised cost	1,230,745	1,171,630	59,115	5.0	1,126,069
Hedging derivatives	6,048	6,363	(315)	(5.0)	8,044
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	269	303	(34)	(11.2)	330
Liabilities under insurance or reinsurance contracts	739	765	(26)	(3.4)	1,117
Provisions	13,987	13,225	762	5.8	14,489
Tax liabilities	9,322	8,135	1,187	14.6	7,592
Other liabilities	12,792	13,088	(296)	(2.3)	12,591
Liabilities associated with non-current assets held for sale	—	—	—	—	—
Total liabilities	1,412,036	1,351,910	60,126	4.4	1,337,472
Shareholders' equity	122,103	118,613	3,490	2.9	116,265
Other comprehensive income	(22,032)	(22,141)	109	(0.5)	(21,776)
Minority interests	10,588	10,889	(301)	(2.8)	12,344
Total equity	110,659	107,361	3,298	3.1	106,833
Total liabilities and equity	1,522,695	1,459,271	63,424	4.3	1,444,305

A.
Due to the application of IFRS 9 from 1 January 2018 and the decision to not restate the financial statements, as permitted in the regulation, the balance sheet of December 2017 is not comparable with 2018-2019. Note 1.d to the consolidated financial statements includes a reconciliation of balances as of 31 December 2017 under IAS 39 and the corresponding balances as of 1 January 2018 under IFRS 9 where the effect of the first application of the rule is broken down.

2019 Highlights

•	Loans and advances to customers increased 7% year-on-year. The Group uses gross loans excluding reverse repurchase agreements (repos) for the purpose of analysing the traditional retail banking loans.

–	The latter, excluding the exchange rate impact, grew 4% and in eight of the ten core units, particularly in North and South America, which grew 10% and 9%, respectively.

–	The loan portfolio maintained a balanced structure: individuals (47%), consumer credit (17%), SMEs and corporates (24%) and SCIB (12%).

•	Customer deposits were 6% higher year-on-year. The Group uses customer deposits, excluding repos, and mutual funds, for the purpose of analysing the traditional retail banking funds:

–	Customer funds, excluding the exchange rate impact, rose 6%, with nine of the ten core markets growing. There were increases in demand deposits as well as mutual funds.

–	The customer funds mix is also well diversified by product: demand deposits (61%), time deposits (20%) and investment funds (19%).

•	The net loan-to-deposit ratio was 114% (113% in 2018) reflecting the retail nature of our balance sheet.

Loans and advances to customers totalled EUR 942,218 million in December 2019, a 7% increase compared to EUR 882,921 million at the end of 2018.
The Group uses gross loans excluding reverse repurchase agreements for the purpose of analysing traditional commercial banking loans. In order to facilitate the evaluation of the Group management over the review period, the comments below do not take into account exchange rates, as usual.

Gross loans and advances to customers, excluding the exchange rate impact and reverse repos, increased 4%, explained by:

–
In Europe, moderate growth (+2%), with different performance by units. Increases in SCF (+7%, with all countries growing), Poland (+5%) and the UK (+4%), where the increase in mortgages and other retail loans was partially offset by lower exposure to commercial real estate. On the other hand, there were declines in Spain (-6%), due to lower wholesale balances and with institutions, and in Portugal (-1%), affected by the sale of non-productive portfolios.

Loans and advances to customers
EUR million
			Change
	2019	2018	Absolute	%	2017
Commercial bills	37,753	33,301	4,452	13.4	29,287
Secured loans	513,929	478,068	35,861	7.5	473,936
Other term loans	267,138	265,696	1,442	0.5	257,441
Finance leases	35,788	30,758	5,030	16.4	28,511
Receivable on demand	7,714	8,794	(1,080)	(12.3)	6,721
Credit cards receivable	23,876	23,083	793	3.4	21,809
Impaired assets	32,559	34,218	(1,659)	(4.8)	36,280
Gross loans and advances to customers (excl. reverse repos)	918,757	873,918	44,839	5.1	853,985
Reverse repos	45,703	32,310	13,393	41.5	18,864
Gross loans and advances to customers	964,460	906,228	58,232	6.4	872,849
Loan-loss allowances	22,242	23,307	(1,065)	(4.6)	23,934
Net loans and advances to customers	942,218	882,921	59,297	6.7	848,915

304	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Gross loans and advances to customers (excluding reverse repos)
EUR billion

+5%	A
2019 vs 2018

A. Excluding exchange rate impact: +4%.

–	In North America, the increase was 10%, mainly driven by the 12% increase in the US, with growth in Santander Consumer USA (SC USA) and Santander Bank (SBNA). Mexico also grew 5%.

–	Growth in South America was 9%, with Brazil and Chile growing 8% and Argentina 40%, the latter driven by peso balances and the impact of the currency's depreciation on dollar balances.
Loans and advances to customers excluding reverse repos maintained a balanced structure: individuals (47%), consumer credit (17%), SMEs and corporates (24%) and SCIB (12%).
At 2019 year-end, 51% of total loans and advances to customers maturing in more than a year were linked to floating interest rates, while the remaining 49% to fixed rates, with the following detail by country:

•	In Spain, 68% of loans and advances to customers are linked to floating rates and 32% are fixed.

•	Internationally, 46% of loans and advances to customers are at floating rates and 54% at fixed rates.
For further information on the distribution of customer loans and advances by business line, see note 10.b to the consolidated financial statements.

Gross loans and advances to customers (excluding reverse repos)
% of operating areas. December 2019

Tangible assets amounted to EUR 35,235 million in December 2019, increasing EUR 9,078 million and 35% from December 2018 (EUR 26,157 million), mainly driven by the impact of the first application of IFRS 16 and, to a lesser extent, by the increase recorded in the US from assets associated with leasing business.
Intangible assets rose to EUR 27,687 million, of which EUR 24,246 million corresponds to goodwill, which decreased EUR 1,220 million in the year (-5%) as a net result of the deterioration of the goodwill impairment ascribed to Santander UK and the increase from exchange differences.

Loans and advances to customers facilities with maturities exceeding one year at year-end of 2019
EUR million
	Domestic		International		TOTAL
	Amount	Weight over the total	Amount	Weight over the total	Amount	Weight over the total
Fixed	49,531	32%	291,703	54%	341,234	49%
Variable	105,129	68%	244,777	46%	349,906	51%
TOTAL	154,660	100%	536,480	100%	691,140	100%

Total customer funds
EUR million
			Change
EUR million	2019	2018	Absolute	%	2017
Demand deposits	588,534	548,711	39,823	7.3	525,072
Time deposits	196,920	199,025	(2,105)	(1.1)	199,649
Mutual funds A	180,405	157,888	22,517	14.3	165,413
Customer funds	965,859	905,624	60,235	6.7	890,134
Pension funds A	15,878	15,393	485	3.2	16,166
Managed portfolios A	30,117	26,785	3,332	12.4	26,393
Repos	38,911	32,760	6,151	18.8	53,009
Total funds	1,050,765	980,562	70,203	7.2	985,702
A. Including managed and marketed funds.

On the liabilities side, customer deposits amounted to EUR 824,365 million in December 2019, 6% higher than December 2018 (EUR 780,496 million).
The Group uses customer deposits, excluding repos, and including mutual funds (customer funds) for the purposes of analysing the traditional retail banking funds.
Customer funds, excluding the effect of exchange rate movements, rose 6%. The main highlights, in constant euros, were as follows:

–
The strategy to increase loyalty was reflected in demand deposits (+6%), which increased in all units except Mexico. Time deposits remained overall virtually unchanged overall. Mutual funds rose 15%, with growth in all core markets.

Customer funds (excluding repos)
EUR billion

+7%	A
+14%
+5%

● Total
● Mutual funds B
● Deposits excl. repos

2019 vs 2018

A. Excluding exchange rate impact: +6%.
B. Including managed and marketed funds.

–
By markets, customer funds rose in all of them except Mexico, which remained stable. Of note were Argentina (+24%), Brazil and Chile (+12% in both) and the US (+11%). There was more moderate growth in Portugal and Santander Consumer Finance (+8% in both), Poland (+6%) and Spain (+3%).

The mix of customer funds is also well diversified by product: 61% corresponds to demand deposits, 20% to time deposits and 19% to mutual funds.
The net loan-to-deposit ratio stands at 114%, compared to 113% in December 2018.
In addition to attracting customer deposits, the Group applies a strategy of maintaining a selective issuance policy in international fixed-income markets, striving to adapt the frequency and volume of market operations to both the structural liquidity requirements of each unit and market demand.
For more information on debt issuances and maturities, see the following section on liquidity and funding management.

Customer funds (excluding repos)
% of operating areas. December 2019

306	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3.4 Liquidity and funding management

•	The Group’s liquidity remains at comfortable levels, well above regulatory requirements.

•	Recovery in lending in most countries where the Group operates.

•	Medium- and long-term funding activity prioritised diversification and cost optimisation.

•	The Group’s moderate encumbrance of assets continued in the structural funding sources of the balance sheet.

First, we present the Group’s liquidity management, the principles on which it is based and the framework in which it is included.
We then look at the funding strategy developed by the Group and its subsidiaries, with particular attention on the liquidity evolution in 2019. We examine changes in the liquidity management ratios and the business and market trends that gave rise to these over the last year.
The section ends with a qualitative description of the outlook for funding in 2020 for the Group and its main countries.
Liquidity management in Grupo Santander
Structural liquidity management aims to fund the Group’s recurring activity optimising maturities and costs, while avoiding taking on undesired liquidity risks.
Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.

•	High contribution from customer deposits due to the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.

•	Limited recourse to short-term funding.

•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.
The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three fundamental pillars:

•
A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local Asset and Liability Committees (ALCOs) in coordination with the global ALCO, which is the body empowered by the Bank's board in accordance with the corporate Asset and Liability Management (ALM) framework.
This governance model has been reinforced as it has been included within Santander's Risk Appetite Framework. This framework meets demands from regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

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
The Group continues to develop the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

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
The Group has a robust governance structure suited to the identification, management, monitoring and control of liquidity risks, established through common frameworks, conservative principles, clearly defined roles and responsibilities, a consistent committee structure, effective local lines of defence and a well-coordinated corporate supervision.
Additionally, frequent and detailed liquidity monitoring reports are generated for management, control, informational and steering purposes. The most relevant information is periodically sent to senior management, the executive committee and the board of directors.
Over the last few years, the Group and each of its subsidiaries have developed a comprehensive special situations management framework which centralises the Group’s governance in these scenarios. Contingency funding plans are integrated within this governance model, detailing a series of actions which are feasible, pre-assessed, with an established execution timeline, categorised, prioritised and sufficient both in terms of volumes as well as time frames to mitigate stress scenarios.
Funding strategy and liquidity evolution in 2019
Funding strategy and structure
Our funding activity over the last few years has focused on extending our management model to all Group subsidiaries, including new incorporations.
We have developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.
This structure has made it possible for us to take advantage of our solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in our main units, even during periods of market stress.
Over the last few years, it has been necessary to adapt funding strategies to reflect commercial business trends, market conditions and new regulatory requirements.
In 2019, we continued to improve in specific aspects, with no significant changes in liquidity management or funding policies or practices. All of this enables us to face 2020 from a strong starting point, with no growth restrictions.
In general terms, the funding strategies and liquidity management approaches implemented by our subsidiaries remain:

•	Maintain adequate and stable medium- and long-term wholesale funding levels.

•	Ensure a sufficient volume of assets which can be discounted in central banks as part of the liquidity buffer.

•	Generate liquidity from the commercial business.
All these developments, enable us to enjoy a very robust funding structure today. The basic features of this are:

•
Customer deposits are the Group’s main source of funding, representing just over two-thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and slightly more than 87% of loans and advances to customers as of end-2019. Moreover, these deposits are highly stable due to the fact that they mainly arise from retail client activity. Their weight as a percentage of loans and advances to customers remained in line with end-2018. Further detail can be found in the section on ‘Evolution of liquidity in 2019’.

Santander liquidity balance sheet
%. December 2019

■ Loans and advances to customers
■ Fixed assets & other
■ Financial assets

■ Customer deposits
■ Securitisations and others
■ M/LT debt issuance
■ Equity and other
■ ST funding

•
Medium- and long-term funding accounts for over 19% of the Group’s net liabilities as at end-2019, a similar level to 2018, and amply covers the loans and advances to customers not funded by customer deposits (commercial gap).

The outstanding balance of M/LT debt placed in the market (non-Group third parties) as at end-2019 was EUR 180,064 million, with a comfortable maturity profile, well balanced by instruments and markets and a weighted average maturity of 4.4 years, slightly below the weighted average maturity at the end of 2018 of 4.6 years.
The distribution of this funding by instrument over the last three years and maturity profile are as follows:

308	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Medium- and long-term debt issuance. Santander Group A
EUR million
	2019	2018	2017
Preferred	9,411	11,508	10,365
Subordinated	12,640	13,218	12,049
Senior debt	107,166	98,827	85,962
Covered bonds	50,847	46,272	45,585
Total	180,064	169,825	153,961

A.	Placed in markets. Excluding securitisations, agribusiness notes and real estate credit notes.

Distribution by contractual maturity. December 2019. Santander Group A
EUR million
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	more than 5 years	Total
Preferred	—	—	—	—	—	—	—	9,411	9,411
Subordinated	—	—	—	—	—	—	1,428	11,213	12,640
Senior debt	3,056	9,286	2,893	4,495	6,144	15,795	44,196	21,301	107,166
Covered bonds	—	—	3,694	1,282	1,912	8,505	17,184	18,270	50,847
Total	3,056	9,286	6,587	5,777	8,056	24,300	62,808	60,194	180,064

A.	If an issuance has a put option in favour of the holder, the maturity of the put is considered rather than the contractual maturity.
Note: there are no additional guarantees for any of the debt issued by the Group’s subsidiaries.

In addition to the debt issuances of the medium- and long-term wholesale funding, the Bank has securitisations placed in the market, collateralised funding and other specialist funding amounting to a total of EUR 56,082 million (which includes EUR 8,418 million of debt placed with private banking clients in Brazil). The average maturity was 1.4 years.
The following charts show the similarity of the geographic distribution of the Group’s loans and advances to customers and its medium- and long-term wholesale funding. This remained largely unchanged compared to 2018, with the exception of a slight decrease in the UK's M/LT wholesale funding weight and an increase in the weight of the Eurozone.

Loans and advances to customers
%. December 2019

M/LT wholesale funding
%. December 2019

Wholesale funding stemming from short-term issuance programmes is a residual part of the Group’s funding structure, related to treasury activities and comfortably covered by liquid assets.
The outstanding balance at the end of December 2019 was EUR 33,413 million, distributed as follows: European Commercial Paper, US Commercial Paper and domestic programmes issued by the parent bank, 44%; various certificates of deposit and commercial paper programmes in the UK, 20%; Santander Consumer Finance commercial paper programmes, 23%; and issuance programmes in other units, 13%.
Evolution of liquidity in 2019
The main aspects of liquidity in 2019 can be summarised as follows:

i.	Basic liquidity ratios remain at comfortable levels.

ii.	We continue to meet regulatory ratios ahead of schedule.

iii.	Moderate use of encumbered assets in funding operations.
i. Basic liquidity ratios at comfortable levels
As at end-2019, Santander recorded:

•
A stable credit to net assets ratio (total assets minus trading derivatives and inter-bank balances) of 77%, similar to recent years. This high level in comparison with European competitors reflects the retail nature of the Group's balance sheet.

•	Net loan-to-deposit ratio (LTD) of 114%, at a very comfortable level (below 120%). This stability shows a balanced growth between assets and liabilities.

•	The ratio of customer deposits plus M/LT funding to net loans and advances was stable at 113%.

•	Limited recourse to short-term wholesale funding. The weight was slightly under 3%, in line with previous years.

•
Lastly, the Group’s structural surplus (i.e. the excess of structural funding sources - deposits, M/LT funding and capital - as a percentage of structural liquidity needs - fixed assets and loans-) averaged EUR 163,933 million in the year.

As at 31 December 2019, the consolidated structural surplus stood at EUR 156,346 million. This consists of fixed-income assets (EUR 172,853 million) and equities (EUR 17,866 million), partly offset by short-term wholesale funding (EUR -33,413 million) and net interbank deposits (EUR -961 million). In relative terms, the total volume was equivalent to around 13% of the Group’s net liabilities, similar to 2018 year-end.
The table shows the evolution of the basic liquidity monitoring metrics at the Group level over the last few years:

Group’s liquidity monitoring metrics
%
	2019	2018	2017
Loans A / Total assets	77%	76%	75%
Loans A to Deposit ratio (LTD)	114%	113%	109%
Customer deposits and medium and long term funding / Loans A	113%	114%	115%
Short term wholesale funding / Net liabilities	3%	2%	2%
Structural liquidity surplus (% / Net liabilities)	13%	13%	15%

A.	Loans and advances to customers.

Having covered the principal liquidity ratios at Group level, the following table sets out the ratios for Santander’s main units as at end-December 2019:

Main units’ liquidity metrics
%. December 2019
	LTD ratio	Deposits + M/LT funding / Loans A
Parent bank	77%	170%
Santander Consumer Finance	258%	69%
United Kingdom	119%	105%
Portugal	90%	121%
Poland	90%	118%
United States	156%	104%
Mexico	99%	109%
Brazil	101%	118%
Chile	141%	97%
Argentina	68%	148%
Group	114%	113%

A.	Loans and advances to customers.
The key drivers behind the evolution of the Group’s liquidity and that of its subsidiaries in 2019 (excluding the fx effect) were:

•
Recovery in credit in the majority of countries where the Group is present and generalised increases in customer deposits, with the exception of Mexico. The combination of these two, excluding repurchase agreements, resulted in a commercial gap that scarcely generates liquidity needs.

•
Debt issuance continued at a strong pace, particularly in Europe. Of note, was the lower weight of new issuances in the UK as a percentage of the Group's total compared to previous years. This is due to the fact that the UK front loaded some of its 2019 issuance activity in 2018 due to the anticipated capital market turbulence related to the UK’s exit from the European Union, at the time expected in 2019.

In 2019, the Group as a whole issued EUR 52,039 million, calculated using year-average exchange rates. Additionally, the contractual maturity of EUR 1,200 million of securitisations was extended.
By instrument, the stock of medium- and long-term fixed income (covered bonds, senior debt, subordinated debt and capital hybrid instruments) decreased by around 13% to EUR 32,847 million at the end of the year. Fewer issuances of TLAC eligible senior debt and of subordinated and capital hybrid instruments, were offset by increased activity in the issuance of covered bonds and senior preferred debt. Securitisation and structured finance activity totalled EUR 19,191 million in 2019, a 7% decrease compared to 2018.

310	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

By country, the main issuers of medium- and long-term fixed income (excluding securitisations) were Spain and Santander Consumer Finance, followed by the UK. In the year, Spain and Santander Consumer Finance had the greatest increase in absolute terms. The main decreases were in the UK, for the aforementioned reasons, and in Brazil due to commercial dynamics and tightly managed liquidity metrics. In relative terms, of note was the US which more than doubled its volume of issuances in 2018.
The main issuers of securitisations were SCF and SC USA.
The charts below set out in greater detail their distribution by instruments and region:

Distribution by instrument and region
%. December 2019

The weight of covered bonds issued in 2019 was 17% of total issuance, considerably higher than the 11% last year. As in 2018, the main issuers of this instrument were Spain and the UK. In the case of senior debt, in total its weight was 44% compared to 48% in 2018. In qualitative terms, it is worth mentioning that in 2019 the weight of senior preferred, compared with TLAC eligible senior, is greater than in 2018.
In 2019, the Group issued EUR 3,850 million of subordinated instruments (at year-average exchange rates), of which EUR 2,778 million was senior issued from the holding in the US and EUR 1,072 million was AT1 eligible hybrid instruments issued by the parent bank. There were no issuances of subordinated debt.

The increased relative weight of instruments purely for funding purposes in 2019 is consistent with the information communicated to the market, taking into account diversification and cost optimisation criteria.
In summary, Santander retained its comfortable access to the different markets in which it operates. In 2019, there were debt and securitisation issuances in 16 different currencies, involving 23 relevant issuers from 13 countries, with an average maturity of 4.2 years, slightly higher than last year.

ii.	Compliance with regulatory ratios ahead of schedule
Under its liquidity management model, over the last few years Santander has been managing the implementation, monitoring and compliance with the new liquidity requirements established under international financial regulations ahead of schedule.
LCR (Liquidity Coverage Ratio)
The regulatory requirement for this metric has been at the maximum level, established at 100%, since 2018. As a result, the Group, both at the consolidated and subsidiary level, has its risk appetite level set at 110%.
The strong short-term liquidity starting position, combined with autonomous management in all major markets, enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated and individual levels. As at end-2019, the Group’s LCR ratio was 147%, comfortably exceeding regulatory requirements. The following table provides detail of the LCR ratio by market which shows a considerable excess over requirements in each one, as well as the evolution over the last year. The UK’s 2018 ratio includes activities that are excluded from the Ring-Fenced Bank according to the Financial Services and Markets Act 2000.

Liquidity Coverage Ratio (LCR)
%
	December 2019	December 2018
Parent bank	143%	153%
Santander Consumer Finance	248%	269%
United Kingdom	145%	164%
Portugal	134%	152%
Poland	149%	151%
United States	133%	135%
Mexico	133%	174%
Brazil	122%	133%
Chile	143%	152%
Argentina	196%	308%
Group	147%	158%

NSFR (Net Stable Funding Ratio)
Although the final definition of the net stable funding ratio (NSFR) was approved by the Basel Committee in October 2014, as at end 2019, the Basel requirement still had not been transposed into the Capital Requirements Regulation (CRR).
On 7 June 2019, in the Official Journal of the European Union the Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 amending Regulation (EU) No 575/2013 as regards the leverage ratio, the net stable funding ratio, requirements for own funds and eligible liabilities,counterparty risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) No 648/2012 was published.
The new Regulation states that entities must have a net stable funding ratio, as defined in the same document, greater than 100% from June 2021.
The NSFR constitutes a structural measure that aims at fostering longer-term stability by incentivising banks to adequately manage their maturity mismatches by funding long-term assets with long-term liabilities.
The ratio is defined as the quotient of Available Stable Funding (ASF) and Required Stable Funding (RSF).
The Available Stable Funding comprises those sources of funding - capital and other liabilities - which can be deemed stable over a period of time of one year. The Required Stable Funding primarily encompasses those assets than can be considered illiquid over the above-mentioned period of time, thus needing to be matched with stable sources of funding.
In 2019, the Group had a defined management limit of 100% both at the consolidated and subsidiary level.
With regards to this ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funding. Taken together, this has enabled us to maintain a balanced liquidity structure, reflected in NSFR ratios higher than 100%, both at Group and individual levels as at end 2019.

The following table provides detail by country as well as the evolution over the year, as defined by the Basel framework. The UK’s 2018 ratio includes activities that are excluded from the Ring-Fenced Bank according to the Financial Services and Markets Act 2000.

Net Stable Funding Ratio
%
	December 2019	December 2018
Parent bank	103%	105%
Santander Consumer Finance	106%	107%
United Kingdom	124%	128%
Portugal	104%	108%
Poland	130%	131%
United States	111%	114%
Mexico	121%	130%
Brazil	112%	109%
Chile	108%	110%
Argentina	154%	141%
Group	112%	114%

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

312	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The following tables present the asset encumbrance data the Group is required to report to the EBA as at end 2019:

Group. Disclosure on asset encumbrance as at December 2019
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets	321.5	—	1,201.2	—
Loans and advances	215.9	—	906.2	—
Equity instruments	6.5	6.5	12.1	12.1
Debt instruments	64.7	64.8	119.9	119.6
Other assets	34.4	—	163.0	—

Group. Collateral received as at December 2019
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	77.0	55.8
Loans and advances	0.8	—
Equity instruments	5.6	8.2
Debt instruments	70.6	47.6
Other collateral received	—	—
Own debt securities issued other than own covered bonds or ABSs	—	1.2

Group. Encumbered assets / collateral received and associated liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	302.5	398.6

On-balance sheet encumbered asset amounted to EUR 321.5 billion, of which 67% are loans and advances (mortgages, corporate loans, etc.). Off-balance sheet encumbrance stood at EUR 77.0 billion and mainly corresponds to debt securities received as collateral in reverse repurchase agreements and rehypothecated.
The total for both types is EUR 398.6 billion of encumbered assets, giving rise to a volume of associated liabilities of EUR 302.5 billion.

As at end 2019, total asset encumbrance in funding operations represented 24.1% of the Group’s extended balance sheet under EBA criteria (total asset plus guarantees received: EUR 1,655.6 billion). This is less than the 24.8% in 2018. This reduction is due in part to the repayment of funding from the European Central Bank via the TLTRO-II programme.

Rating agencies
The Group’s access to wholesale financing markets, as well as the cost of its issuances, depends in part on the ratings granted by rating agencies.
These agencies regularly review the Group’s ratings. The rating of its debt depends on a series of factors that are endogenous to the institution (business model, strategy, capital, income generation capacity, liquidity, etc.) and on other exogenous factors related to the overall economic environment, the situation in the sector and sovereign risk in the geographic areas in which it operates.
In certain cases, the methodology applied by these agencies limits the rating a bank can receive to the sovereign rating assigned to the country in which it is headquartered.
Santander’s rating remained above the sovereign debt rating for the country in which it is headquartered by DBRS and Moody’s and in line with it by Fitch and S&P. These ratings above sovereign debt reflect the financial strength and diversification of the Group.
At the end of 2019, the ratings with the main agencies were as follows:

Rating agencies
	Long term	Short term	Outlook
DBRS	A (High)	R-1 (Middle)	Stable
Fitch Ratings	A-(SeniorA)	F2 (Senior F1)	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Scope	AA-	S-1+	Stable
JCR Japan	A+	—	Stable
During 2019, there were no modifications to ratings and the above ratings were confirmed by Fitch, Moody’s, S&P, Scope and JCR Japan.

Funding outlook for 2020
Santander begins 2020 with a comfortable liquidity position and good prospects for the year. However, some uncertainties remain, namely those related to geopolitics and financial regulation.
As a whole, the Group expects similar credit growth to previous years, in an environment in which customer deposits are expected to increase somewhat less. The combination of both factors is expected to result in increased liquidity needs from commercial banking than in previous years. The greatest liquidity needs will come from the largest units: Spain, the UK, Brazil and Santander Consumer Finance.
The Group’s focus in the next few years will be on repaying the ECB and Bank of England’s long term funding programmes.
With manageable maturities in the coming quarters, aided by limited recourse to short term funding and the necessary medium- and long-term issuances which, for the aforementioned reasons, is expected to be of greater intensity than last year but in line with other years, the Group will manage each country, optimising liquidity in a way that maintains a solid balance sheet structure in all the units and at the Group level.
In its issuance plan, the Group takes into account costs as well as diversification by instrument, country, market, as well as the construction of liability buffers with the ability to absorb losses in resolution, regardless of whether they are capital eligible.
The Group’s funding plans ensure that we meet regulatory requirements as well as those stemming from its risk appetite framework at all times.
For example, Banco Santander, S.A.’s 2020-2021 funding plan incorporates the build-up of the stock of TLAC eligible issuances to manage increasing requirements and pre-finance issuances which lose TLAC eligibility in 2021, as well as ensure AT1 and T2 buffers are fulfilled subject to risk weighted assets (RWA) growth. Furthermore, the plan covers balance sheet growth, repayment of ECB funds (TLTRO) and replacing maturing debt issuances.

314	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

3.5 Capital management and adequacy. Solvency ratios1

•	At year-end, the CET1 ratio reached 11.65% after increasing 35 bps in the year. In the year, record gross generation of 97 bps partially offset by regulatory impacts (-62 bps).

•	The fully loaded total capital ratio was 15.02% (+25 bps in the year).

•	We continued to strengthen our active capital management culture at all levels of the organisation.

Santander’s capital management and adequacy seeks to guarantee solvency and maximise profitability, ensuring compliance with the Group’s internal objectives as well as regulatory requirements.
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

The Group considers the following magnitudes related to the capital concept:
▶	Regulatory capital	▶	Return on risk adjusted capital (RoRAC)
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

▶	Economic capital	▶	Return on risk-weighted assets (RoRWA)

• Self-imposed capital requirement: the minimum volume of own funds required by the Group to absorb unexpected losses resulting from current exposure to the risks assumed by the entity at a particular level of probability (this may include other risks in addition to those considered in regulatory capital).
This is the return (net of tax) on risk-weighted assets for a particular business. The Group uses RoRWA to establish regulatory capital allocation strategies, while seeking maximum return.
• Available capital: the volume of own funds considered eligible by the entity under its management criteria to meet its capital needs.
▶	Cost of capital	▶	Value creation

The minimum return required by investors (shareholders) as remuneration for the opportunity cost and risk assumed by investing capital in the entity. The cost of capital represents a 'cut-off rate' or 'minimum return' to be achieved, enabling analysis of the activity of business units and evaluation of their efficiency.

The profit generated in excess of the cost of economic capital. The Group creates value when the RoRAC exceeds its cost of capital, and destroys value when the reverse occurs. This measures risk adjusted returns in absolute terms (monetary units), complementing the RoRAC approach.

▶	Leverage ratio	▶	Expected loss

This is a regulatory metric that monitors the soundness and robustness of a financial institution by comparing the size of the entity to its capital. This ratio is calculated dividing Tier 1 capital by the leverage exposure, taking into account the size of the balance sheet with adjustments for derivatives, funding of securities operations and off-balance sheet items.

This is the loss due to insolvency that the entity will suffer on average over an economic cycle. Expected loss considers insolvencies to be a cost that can be reduced by appropriate selection of loans.

1. 2018 and 2019 data calculated using the IFRS 9 transitional arrangements, unless otherwise indicated. Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at 2019 year end would have been -24 bps.

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

•	Developing a capital plan to meet the objectives coherent with the strategic plan. Capital planning is an essential part of executing the three-year strategic plan.

•	Assessing capital adequacy in order to ensure that the capital plan is coherent with the Group’s risk profile and with its risk appetite framework also in stress scenarios.

•	Developing the annual capital budget as part of the Group’s budgetary process.

•	Monitoring and controlling budget execution at the Group and country level and drawing up action plans to correct any deviation from the budget.

•	Calculating capital metrics.

•	Drawing up internal capital reports, as well as reports for the supervisory authorities and for the market.
The main measures taken in 2019 are set out below:
Issuances of capital hybrid instruments
In February 2019, Banco Santander, S.A. issued a USD 1.2 billion contingent convertible bond (CoCo) to replace the early amortisation of a similarly sized USD issuance from 2014.
There is no longer a requirement to obtain pre-approval to compute third-country issuances (Spanish Royal Decree 309/2019). As such, EUR 800 million of T2 issuances from Chile and Mexico are now eligible and have been included in the total capital calculation.
Dividend policy
In February 2019, the board of directors announced that its intention was:

•	to set a pay-out ratio of 40-50% of the underlying profit in the medium-term, increasing it from a pay-out ratio of 30-40%,

•	that the proportion of dividend paid in cash would not be lower than that of 2018;

•	and, as was announced in the 2018 AGM, to make two payments against the 2019 results.
Greater detail in section 3.3 ‘Dividends’ on the Corporate governance chapter.

Strengthen active capital management culture
The continuous improvement in the capital ratios reflects the Group’s profitable growth strategy and a culture of active management of capital at all levels of the organisation.
Of note:

•	The strengthening of dedicated capital management teams and greater coordination between the Corporate Centre and local teams.

•	All countries and business units developed their individual capital plans focused on having businesses that maximise the return on capital.

•	A greater weight of capital in incentives. To this end, certain aspects related to capital management and its profitability are taken into account in the variable pay of senior management:

–	Among the metrics taken into account are the Group’s fully loaded CET1, the contribution of the countries to the Group's capital ratio and the return on equity (RoTE) and assets (RoRWA).

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

Fully loaded CET1
%

316	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Evolution of capital ratios in 2019
The phased-in ratios are calculated by applying the CRR transitory schedules, while the fully-loaded ratios are calculated without applying any schedule (i.e. with the final regulations).
On 1 January 2018, IFRS 9 came into force, which implied several accounting changes affecting the capital ratios. Santander chose to apply the phase-in using transitional arrangements, which means a five-year transition period.
Applying this criteria, the fully-loaded CET1 was 11.65% as at end-December. The 35 basis point increase in the year was mainly due to underlying profit generation and proactive RWA management, resulting in an organic generation of 79 bps.
Additionally, there was a favourable evolution from markets (+22 bps) due to recovery in the Held to Collect & Sell portfolios (driven by falls in interest rates) and a positive 11 basis point perimeter impact (mainly related to increased minority interests in Mexico and the incorporation of the custody business), in part offset by the negative impact from restructuring costs (-15 bps).
As a result, there was a 97 basis point increase in the year, bringing the fully-loaded CET1 ratio to 12.27% in December before accounting and regulatory impacts (-62 bps, primarily due to IFRS 16 and TRIM (Targeted Review of Internal Models).

FL CET1 performance in 2019
%

The fully-loaded total capital ratio was 15.02%, up 25 bps during the year.
The fully loaded leverage ratio stood at 5.1% in December (5.1% in 2018).
The phased-in eligible capital was EUR 91,067 million as at 31 December 2019. This represents a total capital ratio of 15.05% and phased-in common equity tier 1 (CET1) of 11.65%.

Main capital and solvency ratios
EUR million
	Fully loaded		Phased-in
	2019	2018	2019	2018
Common equity (CET1)	70,497	66,904	70,497	67,962
Tier1	78,964	75,838	79,536	77,716
Eligible capital	90,937	87,506	91,067	88,725
Risk-weighted assets	605,244	592,319	605,244	592,319
CET1 capital ratio	11.65%	11.30%	11.65%	11.47%
T1 capital ratio	13.05%	12.80%	13.14%	13.12%
Total capital ratio	15.02%	14.77%	15.05%	14.98%
Leverage ratio	5.11%	5.10%	5.15%	5.22%

Regulatory capital (phased-in). Flow statement
EUR million
2019
Capital Core Tier 1
Starting amount (31/12/2018)	67,962
Shares issued in the year and share premium	1,644
Treasury shares and own shares financed	1
Reserves	(2,185)
Attributable profit net of dividends	3,092
Other retained earnings	89
Minority interests	(540)
Decrease/(increase) in goodwill and other intangible assets	166
Other deductions	269
Ending amount (31/12/2019)	70,497
Additional Capital Tier 1
Starting amount (31/12/2018)	9,754
AT1 eligible instruments	(457)
T1 excesses - subsidiaries	(258)
Residual value of intangible assets	—
Deductions	—
Ending amount (31/12/2019)	9,039
Capital Tier 2
Starting amount (31/12/2018)	11,009
T2 eligible instruments	1,054
Generic funds and surplus loan-loss provisions-IRB	—
T2 excesses - subsidiaries	(532)
Deductions	—
Ending amount (31/12/2019)	11,531
Deductions from total capital	—
Total capital ending amount (31/12/2019)	91,067

Total risk weighted assets comprising the denominator of capital requirements based on risk, are set out below, as well as their distribution by geographic segment.

Risk weighted assets
EUR million
	RWAs		Minimum capital requirements
	2019	2018	2019
Credit risk (excluding CCR)	483,341	469,074	38,667
Of which standardised approach (SA)	283,385	277,394	22,671
Of which the foundation IRB (FIRB) approach A	35,583	37,479	2,847
Of which the advanced IRB (AIRB) approach	161,548	150,373	12,924
Of which Equity IRB under the Simple risk-weight or the IMA	2,825	3,828	226
Counterparty Risk (CCR)	11,070	11,987	886
Of which IRB approach	7,549	7,867	604
Of which standardised approach	2,274	1,795	182
Of which risk exposure from contributions to default fund or central counterparties (CCP)	259	233	21
Of which credit valuation adjustment (CVA)	988	2,092	79
Settlement risk	2	1	—
Securitisation exposure in banking book (after cap)	6,629	5,014	530
Of which IRB approach	2,374	4,276	190
Of which IRB supervisory formula approach (SFA)	932	1,915	75
Of which SEC-IRBA approach	2,030	—	162
Of which SEC-SA approach	1,014	—	81
Of which SEC-ERBA approach	866	—	69
Of which standardised approach (SA)	346	738	28
Market risk	21,807	25,012	1,745
Of which standardised approach	7,596	11,858	608
Of which internal model approach (IMA)	14,211	13,154	1,137
Operational risk	59,661	60,043	4,773
Of which standardised approach	59,661	60,043	4,773
Amounts below the thresholds for deduction (subject to 250% risk weight)	22,734	21,188	1,819
Floor adjustment	—	—	—
Total	605,244	592,319	48,420
A. Includes equity under the PD/LGD approach.

318	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Capital requirements by geographical distribution
EUR million
	TOTAL	EUROPE	o/w: Spain	o/w: United Kingdom	NORTH AMERICA	o/w: US	SOUTH AMERICA	o/w: Brazil	Rest of the world
Credit risk	39,271	23,317	10,523	5,271	6,920	5,290	8,362	5,494	672
Of which internal rating-based (IRB) approach A	15,644	13,014	6,340	3,820	1,176	434	868	587	586
Central governments and central banks	67	1	1	—	—	—	11	5	55
Institutions	666	402	124	123	131	63	57	9	77
Corporates – SME	8,954	6,827	4,036	1,305	1,040	367	797	573	289
Corporates - Specialised Lending	1,485	1,158	437	428	195	33	67	1	66
Corporates – Other	7,469	5,669	3,599	877	845	334	730	572	224
Retail - Secured by real estate SME	86	84	84	—	1	1	—	—	—
Retail - Secured by real estate non-SME	3,477	3,462	1,170	2,039	3	2	2	1	11
Retail - Qualifying revolving	334	333	129	181	—	—	—	—	—
Retail - Other SME	356	355	239	—	—	—	—	—	—
Retail - Other non-SME	1,704	1,549	555	172	1	—	1	—	153
Other non-credit-obligation assets	—	—	—	—	—	—	—	—	—
Of which standardised approach (SA)	22,671	9,396	3,277	1,450	5,744	4,856	7,445	4,859	86
Central governments and central banks	1,116	594	579	—	89	—	433	393	—
Regional governments or local authorities	25	10	6	—	—	—	15	8	—
Public sector entities	33	4	1	—	19	18	11	—	—
Multilateral Development Banks	—	—	—	—	—	—	—	—	—
International Organisations	—	—	—	—	—	—	—	—	—
Institutions	451	160	80	12	135	107	153	126	3
Corporates	4,943	2,081	418	477	867	850	1,994	1,298	1
Retail	8,611	3,147	421	535	2,611	2,198	2,772	2,154	81
Secured by mortgages on immovable property	3,135	958	204	50	1,033	844	1,144	309	—
Exposures in default	607	215	64	14	125	94	266	157	1
Items associated with particular high risk	175	36	—	16	8	8	131	39	—
Covered bonds	17	17	—	14	—	—	—	—	—
Claims on institutions and corporates with a short-term credit assessment	—	—	—	—	—	—	—	—	—
Collective investments undertakings (CIU)	15	15	6	1	—	—	—	—	—
Equity exposures	26	19	—	—	—	—	7	—	—
Other items	3,517	2,139	1,497	331	858	736	519	374	1
Of which Equity IRB	956	906	906	—	—	—	50	48	—
Under the PD/LGD method	226	176	176	—	—	—	50	48	—
Under simple method	730	730	730	—	—	—	—	—	—
Counterparty credit risk	282	174	85	53	45	31	62	41	1
Of which mark to market method (Standardised)	182	97	19	44	39	31	45	33	1
Of which: Risk exposure amount for contributions to the default fund of a CCP	21	20	16	4	1	—	—	—	—
Of which: CVA	79	57	50	5	5	—	17	8	—
Settlement risk	—	—	—	—	—	—	—	—	—
Securitisation exposures in banking book (after cap)	530	462	184	63	41	41	27	—	—
Market risk	1,745	1,083	1,053	15	170	9	487	259	5
Of which standardised approach (SA)	608	324	294	15	11	9	267	259	5
Of which internal model approaches (IMA)	1,137	759	759	—	159	—	219	—	—
Operational risk	4,773	2,443	729	656	1,198	913	1,121	649	11
Of which Standardised Approach	4,773	2,443	729	656	1,198	913	1,121	649	11
Amounts below the thresholds for deduction and other non-deducted investments (subject to 250% risk weight)	1,819	1,161	1,017	17	231	140	424	348	3
Floor adjustment	—	—	—	—	—	—	—	—	—
Total	48,420	28,640	13,591	6,075	8,605	6,425	10,483	6,791	692

A. Including counterparty credit risk.

The following table presents the main changes to the capital requirements by credit risk:

Credit risk capital movements A
EUR million
	RWAs	Capital requirements
Starting amount (31/12/2018)	504,619	40,370
Asset size	10,487	839
Model updates	(1,499)	(120)
Methodology and policy	15,209	1,217
Acquisitions and disposals	399	32
Foreign exchange movements	2,665	213
Other	(9,353)	(748)
Ending amount (31/12/2019)	522,527	41,802

A.	Includes capital requirements of equity, securitisations and counterparty risk (excluding CVA and CCP).
The increase in RWAs in the year (EUR 17,908 million) is mainly due to regulatory impacts (TRIM and the application of IFRS 16) and IRB model changes in Spain. Additionally, there were greater RWAs stemming from business growth, in particular in Brazil, the US and SCF in part mitigated by decreased business in Spain.
These variations were partially offset by the origination of securitisations and the recalibration of IRB regulatory parameters.
With regards to regulatory ratios, Santander exceeds the 2019 minimum regulatory requirements by 186 bps, taking into account the shortfalls in AT1 and T2.

15.05%
T2
1.91%
AT1
1.49%
CET1
11.65%
Regulatory ratios 2019 (phased-in)
13.19%
2.00%
T2
1.50%
AT1
0.19%
CCyB A
1.00%
G-SIB B
2.50%
CCoB C
1.50%
Pillar 2 R
4.50%
Min. Pillar 1
CET1 9.69%
Regulatory requirements 2020

A.	Countercyclical buffer.

B.	Global systemically important banks (G-SIB) buffer.

C.	Capital conservation buffer.

In short, from a qualitative point of view, Santander has solid capital ratios, aligned with its business model, balance sheet structure and risk profile.

Economic capital
Economic capital is the capital needed to support all the risks of our activity with a certain level of solvency. It is measured using an internally developed model. In our case, the solvency level is determined by the objective long-term rating of 'A' (above the Kingdom of Spain rating), which represents a confidence level of 99.95% (higher than the regulatory level of 99.90%) to calculate the necessary capital.
Santander’s economic capital model incorporates in its measurement all significant risks incurred by the Group in its activity (concentration risk, structural interest rate risk, business risk, pensions risk and others that are beyond the scope of regulatory Pillar 1). Furthermore, economic capital incorporates the diversification effect which in Santander’s case is key, due to the multinational nature of its activity covering many businesses, in order to appropriately determine and understand the risk profile and solvency of a group with global activity.
The fact that Santander’s business activity is spread across various countries via a structure of separate legal entities, with a variety of customer and product segments, exposed to different types of risks, means that the Group results are less vulnerable to adverse situations in one of the particular markets, portfolios, customer types and risks. The economic cycles, despite the current high level of economic globalisation, are not the same nor are the different countries affected with the same intensity. In this way, groups with a global presence have more stable results and are more resistant to the eventual market or portfolio crises, which translate to lower risk. In other words, the risk and the associated economic capital of the Group as a whole are less than the sum of the individual parts.
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

320	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

As a homogeneous risk measure, economic capital can be used to explain the distribution of risk throughout the Group, reflecting comparable activities and different types of risk in a single metric.
Given its relevance in internal management, the Group includes several metrics derived from economic capital, both from the standpoint of capital needs and risk-return, within a conservative risk appetite framework established for the Group and for the various countries.
The requirement for economic capital as of December 2019 amounts to EUR 71,253 million, which, compared to the available economic capital base of EUR 99,598 million, imply the existence of a capital surplus of EUR 28,345 million.

Reconciliation of economic and regulatory capital
EUR million
	2019	2018
Net capital and issuance premiums	60,692	59,046
Reserves and retained profits	59,016	57,939
Valuation adjustments	(23,249)	(23,606)
Minority interests	6,441	6,981
Prudential filters	(639)	(706)
Other A	(2,662)	(1,742)
Base economic capital available	99,598	97,912
Deductions	(31,398)	(32,398)
Goodwill	(25,068)	(25,630)
Other intangible assets	(3,410)	(3,014)
DTAs	(2,920)	(3,754)
Other	2,298	1,390
Base regulatory (FL CET1) capital available B	70,497	66,904

Base economic capital available	99,598	97,912
Economic capital required C	71,253	71,269
Capital surplus	28,345	26,643

The main difference compared to regulatory CET1 lies in the treatment of goodwill, other intangible assets and deferred tax assets, which we consider as additional capital requirements rather than a deduction from available capital.
The chart below sums up the Group’s economic capital needs as at 31 December 2019, by geographic regions and risk type.
The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Europe represents 60% of the capital, North America 21% and South America 19%.
Excluding the operating areas, the main risks taken on by the Corporate Centre are goodwill and the risk derived from the exposure to structural exchange rate risk (risk stemming from maintaining stakes in subsidiaries abroad denominated in currencies other than the euro).
The benefit of diversification included in the economic capital model, including both the intra-risk diversification (similar to geographic diversification) as well as inter-risks, amounted to approximately 30%.

Distribution of economic capital needs by type of risk
%

A. Includes: Deficit of provisions over economic expected loss, Pension assets and other adjustments. Calculations using 2019 economic capital methodology.
B. Including IFRS 9 transitional arrangements.
C. In order to enhance the comparison with regulatory capital, the differences in goodwill due to fx changes are included in the required economic capital. Calculations using 2019 economic capital methodology.

Distribution of economic capital needs by geographic area and type of risk
EUR million. December 2019

Santander Group. Total requirements: 71,253

Corporate Centre A		Europe		North America		South America
25,644		27,261		9,475		8,873

All risks:		All risks:		All risks:		All risks:
Goodwill	71%	Credit	56%	Credit	63%	Credit	66%
DTAs	15%	ALM	9%	Fixed Assets	11%	ALM	8%
Market	13%	Pensions	8%	Business	10%	Operational	7%
Other	1%	Market	8%	Operational	6%	Business	6%
		Others	20%	Others	11%	Others	13%
A. Including Santander Global Platform.

RoRAC and value creation
Santander has been using RoRAC methodology since 1993 in order to:

•
Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as for segments, portfolios and customers, in order to facilitate optimum allocation of capital.

•	Measure management of the Group’s units through budgetary monitoring of capital consumption and RoRAC.

•	Analyse and set prices for making decisions on operations (admission) and customers (monitoring).
The RoRAC methodology enables the return on operations, customers, portfolios and businesses to be compared on a like-for-like basis, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, thus aligning risk and business management in order to maximise value creation, which is the ultimate goal of the Group’s senior management.
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
The minimum return on capital that a transaction must obtain is determined by the cost of capital, which is the minimum remuneration required by shareholders. This is calculated by adding to the risk-free return the premium that shareholders require to invest in Santander. This premium depends essentially on the degree of volatility in the Bank's share price with respect to the market’s performance. The Group’s cost of capital in 2019 was 8.30% (compared to 8.86% in 2018).
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

The following chart shows the value creation and RoRAC at the end of 2019 of the Group’s main segments:

Value creation A and RoRAC
EUR million
	2019		2018
Main segments	RoRAC	Value creation	RoRAC	Value creation
Europe	17.8%	2,698	17.9%	2,745
North America	20.3%	1,019	18.3%	709
South America	36.6%	2,658	33.9%	2,235
Total Group	12.5%	3,231	12.6%	2,835
A. The value creation is calculated with the cost of capital of each unit. The Group’s total RoRAC includes the operating areas, the Corporate Centre and SGP, reflecting the Group's total economic capital and its return.

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
The objective of the internal capital stress and planning process is to ensure sufficient current and future capital, including in unlikely but plausible economic scenarios. Based on the Group’s initial situation (defined by its financial statements, its capital base, risk parameters and regulatory as well as economic ratios), the envisaged results are estimated for different business environments (including severe recessions as well as expected macroeconomic environments), and the Group’s solvency ratios are obtained, usually projected over a three-year period.
The planning process offers a comprehensive view of the Group’s capital for the analysed time period and in each of the defined scenarios. The analysis incorporates the regulatory capital and economic capital metrics.

322	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The structure in place is detailed in the following chart:

1	Macroeconomic scenario	• Central and recession • Idiosyncratic: based on specific risks facing the entity • Multi-year horizon • Reverse stress tests

2	Balance sheet and income statement forecasts
•
Projection of volumes. Business strategy
•
Margins and funding costs
•
Fees and operating expenses
•
Market shocks and operational losses
•
Credit losses and provisions. PIT LGD and PD models
•
IFRS 9 models and migration among stages

3	Capital requirements forecasts	• Consistent with projected balance sheet • Risk parameters (PD, LGD and EAD)

4	Solvency analysis	• Available capital base. Profits and dividends • Regulatory and legislative impacts • Capital and solvency ratios • Compliance with capital objectives

5	Action plan	• In the event of failure to comply with internal objectives or regulatory requirements

The structure presented facilitates the attainment of the ultimate objective of capital planning, by turning it into an important strategic element for Santander which:

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
Specifically, in order to calculate loan-loss provisions of the credit portfolio, Santander uses a methodology that ensures the level of provisions covers all loan losses projected by its internal models of expected loss, based on exposure at default (EAD), probability of default (PD) and loss given default (LGD parameters), at all times.
This methodology is widely accepted and is similar to that used in the 2018 EBA stress test, as well as in 2011, 2014 and 2016, and in the stress test on the Spanish banking industry in 2012.
In 2018, this methodology was adapted in order to incorporate the changes of the entry into force of the international financial information IFRS 9 regulation. The Group has models to calculate balances by stages (S1, S2, S3) as well as the migration among them and the loan-loss provisions in accordance with the new standards.

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
Since the beginning of the economic crisis in 2008 until December 2019, Santander underwent seven stress tests, in which its strength and solvency were demonstrated in the most extreme and severe macroeconomic scenarios. All of them showed that, thanks mainly to its business model and geographic diversification, Santander would still be capable of generating profit for its shareholders and meeting the most demanding regulatory requirements.
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
Recovery plans
Context. The tenth version of the corporate recovery plan was prepared in 2019. The most important part sets out the measures that Santander would have at its disposal to survive a very severe crisis on its own.

Two of the most important objectives are to test: the feasibility, effectiveness and credibility of the recovery measures identified and the degree of suitability of the recovery indicators and their respective thresholds that if surpassed entail activating the scaling of decision-making in order to cope with stress situations.
To this end, the corporate recovery plan sets out different macroeconomic and/or financial crisis scenarios in which idiosyncratic and/or systemic events important for the Group which could entail activating the Plan are envisaged.
Moreover, the Plan has been designed with the premise that, if activated, there would be no extraordinary public aid, in accordance with article 5.3 of the BRRD.
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
Evolution in 2019. We continued the improvement work in line with the European regulator’s requirements and expectations and the industry’s best practices. Specifically, the following were included:

(i)	Improvements to the special situations framework to include all preventative measures and better coordination between subsidiaries.

(ii)	Simplification of the decision-making process during a crisis, including new tools such as the Playbook.

(iii)	New methodology to estimate the feasibility and real recovery ability under different scenarios.

324	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The main conclusions extracted from analysing the contents of the 2019 corporate plan confirm that:

•	There are no material interdependencies between the Group’s different countries.

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

•
None of the subsidiaries, in the event of serious financial or solvency problems, can be considered as sufficiently relevant to surpass the severest levels established for the recovery indicators and which could result in activating the corporate plan.

•	The Group has sufficient mitigation mechanisms to minimise the negative economic impact from potential damage to its reputation in different stress scenarios.
All of these factors underscore that the Group’s model and geographic diversification strategy, based on a model of subsidiaries autonomous in liquidity and capital, continues to be strong from a recovery perspective.
Regulation and governance. The plan was developed in accordance with the current EU regulation. The plan also follows the non-binding recommendations made by international bodies such as the Financial Stability Board (FSB).
As in previous years, the Group’s Plan was presented in September 2019 to the Single Supervisory Mechanism. As of then, the EBA has six months to make formal considerations.
The Group’s Plan comprises both the corporate plan (which corresponds to Banco Santander, S.A.) as well as local plans for its main countries (the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal), which are annexed to the corporate plan. It is important to mention that, except for Chile, all countries have to draw up a local plan as a local regulatory requirement as well as the corporate requirement to do so.
The board of Banco Santander, S.A. approved the corporate plan, though the content and relevant figures were previously presented and discussed in the Group’s main management and control committees (capital committee, global ALCO and the risk supervision, regulation and compliance committee). The local plans are approved by the corresponding local bodies and always in coordination with Santander, as they must form part of the Group’s plan (as they are annexed to the corporate plan).

Resolution plans
Santander continues to cooperate with the relevant authorities in preparing resolution plans, providing all the information they request.
The authorities that form part of the Crisis Management Group (CMG) maintained their decision on the strategy to follow for the resolution of the Group: the Multiple Point of Entry (MPE)2.
This strategy is based on the legal and business structure with which Santander operates, organised into nine “Resolution Groups” which can be resolved independently without involving other parts of the Group.
In November 2019, the Single Resolution Board (SRB) communicated the preferred resolution strategy as well as the priorities of work for improving the Group’s resolvability.
Regarding this, the Group continued to advance in the projects to improve its resolvability, defining the following lines of action:
1) Ensure the Group has a sufficient buffer of instruments with loss absorption capacity.
In 2019, the Bank issued debt instruments that meet the MREL eligibility requirements.
In order to avoid legal uncertainty in the execution of the bail-in power by the resolution authority, all issuances of the Bank that are governed by other than the Spanish law, include a contractual recognition clause by which the creditor recognises that the liability may be subject to the write-down and conversion powers and agrees to be bound by any reduction of the principal or outstanding amount due, conversion or cancellation that is effected by the aforementioned exercise of the bail-in power by a resolution authority.
2) Ensure that there are information systems that can quickly provide high quality necessary information in the event of resolution.
We continue to work on the systematisation and reinforcement of the governance of the information submitted to the resolution authority used to draw up the resolution plan.
Further progress was made in the ongoing projects to create data repositories on:

1.	Legal entities that belong to the Group.

2.	Critical suppliers.

3.	Critical infrastructure.

4.	Financial contracts in accordance with article 71.7 of the BRRD.

2. With the exception of the United States whose resolution plans correspond to the individual entities.

3) Guarantee operational continuity in resolution situations.
Operational continuity is being reinforced via the inclusion of clauses in contracts, with both internal and external suppliers, which stipulate that resolution is not considered an event which would trigger termination of services.
With this end, a corporate contract template has been drawn up so that any new contracts or renewals include this clause.
With regards to services provided by market infrastructure, an analysis has been done on the main contracts to confirm the continuity of services in a resolution scenario as well as understand their policies in the case of a financial deterioration prior to entering into resolution.
This analysis was carried out in conjunction with the Legal Services of the given entities.
Additionally, contingency plans are being developed for cases where a main market infrastructure ceases to provide service due to the resolution of the entity. These plans will include actions that will be taken to mitigate the risk associated with said infrastructure via (i) the identification and justification of possible substitutes/alternatives and (ii) the evaluation of possible financial or operative measures which would mitigated the risk associated with the loss of the service.
4) Foster a culture of resolvability in the Group.
Regarding this point, progress continued to be made in involving senior management by raising questions regarding the resolvability of Santander to the board and the periodic meetings of the steering committee specialised in resolution issues.
Special situations management framework

1.
Santander has overhauled the Special Situations framework to expand its scope of internal regulation to cover two additional key stages to the Management of Special Situations: (i) Special Situations Preparation in BAU and (ii) Facilitating Resolution. The Framework is hereinafter referred to as the Comprehensive Special Situations Framework (CSSF), consistent with its more holistic and broad nature relative to its predecessor.

This comprehensive approach in the Framework ensures a clear allocation of roles and responsibilities for each of the “Three Lines of Defence” in the Corporation, and of those referring to the Subsidiaries in their relation with the Corporation.

1.
Santander has continued to actively engage with the Group’s main subsidiaries to promote the performance of Training Sessions and execution of Crisis Simulation Exercises. The scenarios tested are generally based on the result of a severe non-financial event (e.g. cyber-attack), though increasingly both financial and communications implications are being taken into consideration in their design and execution.

2.
Consolidating a robust and reliable crisis management technological infrastructure that ensures swift and prompt activation of Special Situations protocols and procedures, and the effective management of such situations, constitute a priority for the Group.

Total Loss Absorbing Capacity (TLAC) and Minimum Required Eligible Liabilities (MREL)
In November 2015, the FSB published the TLAC term sheet based on the previously published principles regarding the crisis management framework. The objective of the TLAC term sheet is to ensure that global systemically important banks (G-SIBs) have the capacity to absorb losses and the required recapitalisation ability to guarantee that, in resolution proceedings and immediately following, they are able to maintain critical functions without putting at risk depositors’ money, public funds or financial stability.
The TLAC term sheet requires a minimum TLAC level to be determined individually for each G-SIB as the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 leverage ratio exposure measure as of 1 January 2019, and 6.75% as of 1 January 2022.
Some jurisdictions have already transposed the TLAC term sheet into legislations (as is the case in Europe via the CRR 2 and BRRD 2, and in the US). Other jurisdictions where the Bank is present, such as Brazil and Mexico, this requirement has not yet been implemented.
The phase in calendar for developing countries allows for a longer time horizon and is not required until 2025. In Europe, the final texts which modify the resolution framework were published in June: CRR 2 and BRRD 2. One of the main objectives of this revision is to implement the TLAC requirement in Europe. The CRR 2 also came into force in June 2019, while the BRRD2 is required to be transposed into Member States’ legislation no later than December 2020.

326	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

For G-SIBs, the CRR 2 establishes the minimum requirement in the TLAC term sheet (16%/18%), which must be made up of subordinated liabilities, with the exception of a percentage of senior debt (2.5%/3.5%). For large banks (with total assets exceeding EUR 100 billion) the subordination requirement will be set at 13.5% of RWAs or 5% of the tier 1 Basel III leverage ratio exposure, whichever is greater. For non-systematically important entities, the subordination requirement will be determined on a case-by-case basis by the resolution authority.
For G-SIBs, an additional requirement (Pillar 2) is added to the minimum CRR requirement, which is the result of applying the MREL methodology to the BRRD 2. In other words, the Bank will still be subject to an entity specific MREL requirement (i.e. MREL Pillar 2 add-on), which could be greater than the standard TLAC requirement (which would be implemented as a Pillar 1 MREL requirement for G-SIBs).

In November 2019, the Bank of Spain formally communicated the (binding) minimum MREL requirement for the Banco Santander, S.A. Resolution Group (subconsolidated level) which needs to be met from 1 January 2020. The requirement was set at 16.81% of total liabilities and own funds based on December 2017 data, equivalent to 28.60% of the Resolution Group’s RWAs. Of this MREL requirement, 11.48% of the total liabilities and own funds must be met by subordinated instruments, taking into account a concession of 2.5% of total RWAs.
As of 31 December 2019, Banco Santander, S.A. meets its MREL requirements following the MREL eligible issuances over the last two years.

4. Financial information by segments
4.1 Description of segments
The reporting by segments is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business (see also note 52.c to the Group financial statements).
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
The segments are differentiated by the geographical area where profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographical areas and business units. The information relates to both the accounting data of the units integrated in each segment and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.
In 2019, we made a change to our reported segments to reflect our current organisational and management structure.
This change in our reported segments aims to align the segment information to how segments and units are managed and has no impact on accounting figures at the Group level. The main changes, which have been applied to segment information for all periods included in the consolidated financial statements, are the following:
Primary segments

1.
Creation of the new geographical segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and SCF) plus the UK (that was previously a segment on its own).

–	The UK is aligned with the ring-fencing structure, including products and services distributed to our retail customers and the majority of our business customers.

The businesses excluded are now incorporated in the Rest of Europe.

–
Spain now includes the Real Estate Activity Spain unit, previously included in the Rest of Europe, and it excludes some treasury businesses now reported in the Rest of Europe, and the online bank Openbank is now incorporated in the new digital segment Santander Global Platform (SGP).

–
Rest of Europe, included within the Europe segment, comprises mainly (i) SCIB businesses such as Banco Santander, S.A. branches outside of Spain (including the businesses excluded from the UK as a result of ring-fencing) as well as Spain’s treasury business and (ii) Private Banking’s WM&I businesses in Switzerland, mutual funds in Luxemburg and Insurance in Zurich.

2.	Creation of the new geographical segment North America that comprises the existing units under the previous US segment plus Mexico.

3.	Creation of the new geographical segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

4.	Creation of a new reporting unit segment, Santander Global Platform (SGP), which includes our global digital services under a single unit:

–	Our fully digital native bank Openbank and Open Digital Services.

–
Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Superdigital, Pago FX and our recently launched global businesses (Global Merchant Services and Global Trade Services).

–	Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.
Secondary segments

5.	The Real Estate Activity Spain unit, that was previously a segment reported on its own, is now included in Retail Banking.

6.	The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which has been renamed to Wealth Management & Insurance.

7.	The new digital segment (SGP) is also incorporated as a secondary segment.

8.	Finally, the change in reported segments also includes adjustments to the clients of the Global Customer Relationship Model between Retail Banking and SCIB and between Retail Banking and WM&I.

328	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The changes in the secondary segments have no impact on the primary segments.
The Group restated the corresponding information of earlier periods considering the changes aforementioned in this section.
As a result, the operating business areas are structured in two levels:
Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five reportable segments: four operating areas plus the Corporate Centre. The operating areas are:
Europe: which comprises all the business activities carried out in the region. Detailed financial information is provided on Spain, Portugal, Poland, SCF (which incorporates the region’s business, including the three aforementioned countries) and the UK.
North America: which comprises all the business activities carried out in Mexico and the US, which includes the holding company (SHUSA) and the businesses of SBNA, SC USA, Banco Santander Puerto Rico, the specialised unit Banco Santander International and the New York branch.
South America: includes all the financial activities carried out by the Group through its banks and subsidiary banks in the region. Detailed information is provided on Brazil, Chile, Argentina, Uruguay, Peru and Colombia.
Santander Global Platform: includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (centres of digital expertise, InnoVentures and digital assets).

Secondary segments
At this secondary level of segment reporting, the Group is structured into Retail Banking, SCIB, WM&I and SGP.
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SCIB, and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.
Santander Corporate & Investment Banking (SCIB): this business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equity business.
Wealth Management & Insurance: includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (centres of digital expertise, InnoVentures and digital assets).
Santander Global Platform: includes Global Payments Services (Global Trade Services, Global Merchant Services, Superdigital, Pago FX), our fully digital bank Openbank and Open Digital Services, and Digital Assets (Centres of Digital Expertise, InnoVentures and Digital Assets).
In addition to these operating units, which report by geographic area and businesses, the Group continues to maintain the Corporate Centre area that includes the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances. As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the primary segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

As described in section 3 above, the results of our business areas presented below are provided on the basis of underlying results only and generally including the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts.

4.2 Summary income statement of the Group’s main business areas

2019
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	14,201	5,260	21,001	9,957	7,350	4,878
Spain	3,919	2,481	7,506	3,485	2,174	1,585
Santander Consumer Finance	3,848	823	4,710	2,672	2,215	1,314
United Kingdom	3,788	866	4,727	1,892	1,455	1,077
Portugal	856	390	1,375	751	750	525
Poland	1,171	467	1,717	1,024	681	349
Other	620	234	966	133	76	28
NORTH AMERICA	8,926	1,776	11,604	6,636	2,776	1,667
US	5,769	947	7,605	4,309	1,317	717
Mexico	3,157	829	3,998	2,327	1,459	950
SOUTH AMERICA	13,316	4,787	18,425	11,769	7,232	3,924
Brazil	10,072	3,798	13,951	9,345	5,606	2,939
Chile	1,867	404	2,539	1,508	1,129	630
Argentina	940	446	1,316	554	217	144
Other	437	138	619	362	280	212
SANTANDER GLOBAL PLATFORM	92	6	81	(159)	(166)	(120)
CORPORATE CENTRE	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,096)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Secondary segments
RETAIL BANKING	33,157	9,094	43,523	24,042	13,265	7,748
CORPORATE & INVESTMENT BANKING	2,721	1,528	5,284	3,008	2,767	1,761
WEALTH MANAGEMENT & INSURANCE	565	1,201	2,223	1,312	1,325	960
SANTANDER GLOBAL PLATFORM	92	6	81	(159)	(166)	(120)
CORPORATE CENTRE	(1,252)	(50)	(1,617)	(1,990)	(2,262)	(2,096)
TOTAL GROUP	35,283	11,779	49,494	26,214	14,929	8,252

Underlying attributable profit to the parent by primary segment distribution A	Underlying attributable profit to the parent 2019. Core markets
2019	EUR million. % change YoY in constant euros

A. As a % of operating areas. Excluding Corporate Centre and Santander Global Platform.

330	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

2018
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
EUROPE	14,204	5,435	21,257	10,091	7,491	5,048
Spain	4,093	2,624	7,615	3,277	2,063	1,554
Santander Consumer Finance	3,723	798	4,610	2,622	2,137	1,293
United Kingdom	4,078	912	5,132	2,295	1,803	1,272
Portugal	858	377	1,344	700	686	479
Poland	996	453	1,488	848	552	296
Other	456	272	1,068	350	251	154
NORTH AMERICA	8,154	1,615	10,476	5,988	2,337	1,304
US	5,391	859	6,949	3,930	1,113	549
Mexico	2,763	756	3,527	2,058	1,224	755
SOUTH AMERICA	12,891	4,497	17,674	11,117	6,717	3,451
Brazil	9,758	3,497	13,345	8,845	5,185	2,592
Chile	1,944	424	2,535	1,488	1,118	612
Argentina	768	448	1,209	458	183	82
Other	421	128	585	326	231	165
SANTANDER GLOBAL PLATFORM	79	7	74	(68)	(70)	(54)
CORPORATE CENTRE	(987)	(69)	(1,057)	(1,483)	(1,699)	(1,686)
TOTAL GROUP	34,341	11,485	48,424	25,645	14,776	8,064

Secondary segments
RETAIL BANKING	32,262	8,870	42,231	22,994	12,654	7,238
CORPORATE & INVESTMENT BANKING	2,461	1,534	5,077	2,975	2,680	1,691
WEALTH MANAGEMENT & INSURANCE	526	1,142	2,099	1,226	1,211	875
SANTANDER GLOBAL PLATFORM	79	7	74	(68)	(70)	(54)
CORPORATE CENTRE	(987)	(69)	(1,057)	(1,483)	(1,699)	(1,686)
TOTAL GROUP	34,341	11,485	48,424	25,645	14,776	8,064

4.3 Primary segments
EUROPE

2019 Highlights
•
Given the current macroeconomic environment, characterised by lower for longer interest rates, we are working on our franchises to simplify our business and structures and adapt our technology platforms.
•
In terms of volumes, in an environment of lower economic growth, gross loans and advances to customers (excluding reverse repos) rose 2% year-on-year and customer funds 4%.
•
Underlying attributable profit amounted to EUR 4,878 million, down 3% compared to 2018, due to lower gains on financial transactions (markets) and net fee income (mainly SCIB) and higher provisions (Spain and SCF). Conversely, net interest income increased and costs fell 2.4% in real terms, reflecting the optimisation measures.

Underlying attributable profit
EUR 4,878 Mn

Strategy
In Europe our subsidiaries are managed according to our local priorities. At the same time, in an environment of low demand for credit and low interest rates, we are developing initiatives to enable the simplification of our business model, shared services and cost saving measures. For example:

•
Simplification of our business, reducing the number of products to gain efficiency and agility but maintaining a full value proposition that is capable of meeting the daily needs of our individual customers and offering tailored solutions for SMEs and large corporates.

•	Adaptation of the technological platforms and acceleration of our digital transformation, to help improve customer experience and expand distribution channels for our products and services.

•	Continued achievement of synergies from the ongoing integration processes, such as Banco Popular in Spain and Portugal and the retail and SME business of Deutsche Bank Polska in Poland.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	9,891		13,830
36%	/active customers	+9%	YoY

All of this, with the medium-term objective of obtaining EUR 1 billion of savings, based on our global capabilities to strengthen operational efficiency in the region.
Of note by countries:

•	In Spain, the commitment to maintain leadership in the market, strengthening customer loyalty and experience through digital transformation, while obtaining synergies.

•	In Portugal and Poland, improved profitability and efficiency as a result of the successful integrations.

•	In the UK, focus on volume growth in core mortgage market, the first phase of our multi-year transformation programme which is starting to be reflected in savings, and improving capital allocation.

•	In SCF, leverage our position as a specialised entity, strengthening relationships with manufacturers and the perimeter of the agreements.

332	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers rose 6%. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 2% in the year, reflecting deleveraging in wholesale banking in Spain, but boosted by SCF (driven by the increase in new lending), the UK (by growth in mortgages) and Poland.
Customer deposits increased by 5% compared to 2018. Excluding repurchase agreements and the FX impact, they were up 2% with rises in all countries. Demand deposits grew 4% absorbing the 5% fall in time deposits resulting from the strategy to reduce the cost of funds in Spain and Poland.
Mutual funds (+15%) grew at double digit rates in Poland (+10%), Portugal (+59%) and the rest of Europe (+64%), boosting customer funds (+4%).

Results
Underlying attributable profit in 2019 was EUR 4,878 million (47% of the Group's total operating areas), and underlying RoTE was 10.0%.
Compared to 2018, excluding the exchange rate impact, underlying attributable profit decreased 3% affected mainly by lower revenue in the UK, as follows:

•
Total income decreased slightly (-1%). Net interest income remained unchanged due to the positive performance of volumes in SCF and Poland and the higher revenue in SCIB, which offset the competitive pressures, the fall in SVR volumes in the UK and the impact of low interest rates in Spain, smaller ALCO portfolio and the impact of IFRS 16. Net fee income was down 3%, particularly in Spain, because of lower activity in SCIB. Gains on financial transactions were 7% lower year-on-year due to a very good performance in the markets in the first quarter of 2018.

•
Administrative expenses and amortisations decreased 1% (-2.4% in real terms) because of the efficiencies generated by the integration of Banco Popular in Spain and Portugal and by the efforts made in the different optimisation processes.

•	Net loan-loss provisions rose 17%, however, the cost of credit remained low (0.28%) rising only 4 basis points in the year.

•	Other gains (losses) and provisions reduced their loss during the year, due to the releases of other provisions in SCF and the UK.

EUROPE
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	14,201	14,204	0.0	(0.1)
Net fee income	5,260	5,435	(3.2)	(3.3)
Gains (losses) on financial transactions A	1,035	1,115	(7.1)	(7.5)
Other operating income	505	503	0.2	0.0
Total income	21,001	21,257	(1.2)	(1.3)
Administrative expenses and amortisations	(11,044)	(11,165)	(1.1)	(1.3)
Net operating income	9,957	10,091	(1.3)	(1.4)
Net loan-loss provisions	(1,839)	(1,572)	17.0	16.9
Other gains (losses) and provisions	(768)	(1,028)	(25.2)	(25.3)
Profit before tax	7,350	7,491	(1.9)	(1.9)
Tax on profit	(1,979)	(2,020)	(2.0)	(2.1)
Profit from continuing operations	5,371	5,472	(1.8)	(1.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,371	5,472	(1.8)	(1.9)
Non-controlling interests	(493)	(424)	16.4	16.7
Underlying attributable profit to the parent	4,878	5,048	(3.4)	(3.4)

Balance sheet
Loans and advances to customers	676,904	639,966	5.8	3.6
Cash, central banks and credit institutions	180,389	172,298	4.7	3.5
Debt instruments	104,382	118,221	(11.7)	(12.8)
Other financial assets	53,893	49,263	9.4	9.3
Other asset accounts	41,471	40,989	1.2	(0.1)
Total assets	1,057,038	1,020,737	3.6	1.8
Customer deposits	600,380	571,834	5.0	3.0
Central banks and credit institutions	189,792	192,685	(1.5)	(2.3)
Marketable debt securities	133,544	129,574	3.1	0.3
Other financial liabilities	60,807	53,687	13.3	13.0
Other liabilities accounts	16,383	18,947	(13.5)	(14.6)
Total liabilities	1,000,906	966,727	3.5	1.8
Total equity	56,133	54,010	3.9	2.2

Pro memoria:
Gross loans and advances to customers B	650,552	626,205	3.9	1.9
Customer funds	671,032	634,893	5.7	3.9
Customer deposits C	581,395	557,122	4.4	2.4
Mutual funds	89,637	77,771	15.3	14.6

Ratios (%) and operating data
Underlying RoTE	10.00	10.86	(0.86)
Efficiency ratio	52.6	52.5	0.1
NPL ratio	3.25	3.67	(0.42)
NPL coverage	49.8	50.1	(0.3)
Number of employees	86,574	93,021	(6.9)
Number of branches	5,336	6,753	(21.0)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Spain

2019 Highlights
•
We successfully completed the integration of Banco Popular, with the migration of all branches and customers, and the execution of the branch network optimisation process, obtaining greater costs synergies than expected.
•
We completed the reorganisation of the strategic insurance business with the end of the agreement with Allianz and the creation of the new joint ventures with Aegon and MAPFRE.
•
Strong growth in SMEs and corporates, leveraging our strengths as a Group, with focus in value-added products, boosting international business 15% year-on-year.
•
Underlying attributable profit increased 2% in 2019, 5% higher before tax, mainly due to sustained revenue and lower costs, reflected in an improvement of 3.4 percentage points in the efficiency ratio.

Underlying attributable profit
EUR 1,585 Mn

Strategy
We successfully completed the integration of Banco Popular, with the migration of all branches and customers to Santander, and the execution of the branch network optimisation process, resulting in greater than expected cost synergies. We closed around 1,150 branches and unified the central services and regional teams.
We continued to update the distribution network. Accordingly, we already have close to 600 Smart Red branches and 6 Work Café branches, where we are maximising digitalisation and exploring new customer relationship formats.
As regards the main loyalty drivers and performance by segment:

•
Increased customer transactions, with growth of 4% in card turnover (after growing 22% in the last two years) and 8% in point-of-sale terminals. Consumer credit increased 24% year-on-year, driven by pre-concession and digital loans, which enabled us to increase market share by 151 bps.

•	Growth in value added businesses, such as insurance (gross written premiums: +11%) and mutual funds (AuM increased EUR 5,500 million).

•	In SMEs, we launched Tresmares Capital, a new independent alternative financing platform for this segment.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	2,540		4,721
32%	/active customers	+10%	YoY

•	We continued to develop Santander Personal, our tailored remote management service, which is now available for SMEs and Private Banking customers.

•
We are working on tailored solutions for key segments, offering attractive value propositions that favour customer acquisition, loyalty and commercial dynamism (Generation 81 for women, SmartBank for young people and Santander Senior project for the over 65s). In April, we launched the Smith Plan vying to become the leader in the non-resident segment, via a differentiated value proposition focused mainly on covering the needs of those who are purchasing a house in Spain.

•	In SCIB, we remained market leaders in the main league tables, strengthening our capital optimisation and originate to distribute models.
Lastly, the digital transformation process has enabled us to increase the number of digital customers by 10% in the year and the weight of sales made through digital channels to around 29% in the year. We continued to promote our Digilosofía concept, helping our customers through our network in their digital transformation process.
These measures were recognised by The Banker with the award of Bank of the Year in Spain.

334	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers fell 6%. In gross terms, excluding reverse repurchase agreements, they also fell 6% in the year, impacted by wholesale banking and institutions deleveraging due to the market environment and the progress towards a more capital efficient model. Additionally, new mortgage lending does not yet offset maturities, however, consumer stock increased in the last 12 months.
Customer deposits increased 1% compared to 2018. Excluding repos growth was also 1%. Demand deposits rose 4%, which offset the decrease in time deposits (-12%) as a result of a low interest rate environment. The cost of deposits fell from 34 bps in the fourth quarter of 2018 to 13 bps in the fourth quarter of 2019.
Customer funds rose 3% including the 12% increase in mutual funds. In addition, EUR 14,424 million are managed in pension plans, which grew 2% in the year.

Results
Underlying attributable profit amounted to EUR 1,585 million (15% of the Group’s total operating areas) with an underlying RoTE of 10.5%.
Compared to 2018, underlying attributable profit was 2% higher. Profit before tax rose 5%, as follows:

•
Total income fell slightly (-1%). Net interest income dropped 4%, due to lower wholesale and ALCO volumes, lower institution volumes and the impact of IFRS 16, partially offset by improved customer spreads. Excluding the IFRS 16 impact, it fell 2%.

Net fee income was down 5%, mainly due to lower activity at SCIB. Gains on financial transactions rose 49%, driven by active portfolio management, taking advantage of market movements. Other operating income was lower mainly due to lower equity method results driven by the sale of Testa and WiZink.

•
Administrative expenses and amortisations fell 7% due to the efficiencies resulting from the Banco Popular integration and the optimisation efforts. The efficiency ratio stood at 53.6%, 3.4 pp better than in 2018.

•	Net loan-loss provisions rose 9%. Nevertheless, the NPL ratio improved (-38 bps in the year), cost of credit stood at low levels (43 bps) and the stock of NPLs fell by more than EUR 1,800 million.

•	Other gains (losses) and provisions increased their losses in the year, partly due to provisions related to foreclosed assets and increased operational risk.

Spain
EUR million
Underlying income statement	2019	2018	%
Net interest income	3,919	4,093	(4.3)
Net fee income	2,481	2,624	(5.5)
Gains (losses) on financial transactions A	1,046	703	48.8
Other operating income	61	195	(68.9)
Total income	7,506	7,615	(1.4)
Administrative expenses and amortisations	(4,021)	(4,338)	(7.3)
Net operating income	3,485	3,277	6.4
Net loan-loss provisions	(856)	(789)	8.5
Other gains (losses) and provisions	(455)	(425)	7.1
Profit before tax	2,174	2,063	5.4
Tax on profit	(589)	(508)	15.9
Profit from continuing operations	1,585	1,555	1.9
Net profit from discontinued operations	—	—	—
Consolidated profit	1,585	1,555	1.9
Non-controlling interests	0	(1)	(89.7)
Underlying attributable profit to the parent	1,585	1,554	2.0

Balance sheet
Loans and advances to customers	185,179	196,101	(5.6)
Cash, central banks and credit institutions	78,334	79,100	(1.0)
Debt instruments	34,288	48,849	(29.8)
Other financial assets	1,393	2,515	(44.6)
Other asset accounts	23,908	22,436	6.6
Total assets	323,102	349,001	(7.4)
Customer deposits	240,427	238,372	0.9
Central banks and credit institutions	25,231	56,062	(55.0)
Marketable debt securities	26,855	24,628	9.0
Other financial liabilities	8,971	6,216	44.3
Other liabilities accounts	5,222	8,916	(41.4)
Total liabilities	306,706	334,193	(8.2)
Total equity	16,396	14,807	10.7

Pro memoria:
Gross loans and advances to customers B	191,280	203,288	(5.9)
Customer funds	308,747	298,860	3.3
Customer deposits C	240,126	237,821	1.0
Mutual funds	68,621	61,039	12.4

Ratios (%) and operating data
Underlying RoTE	10.48	10.42	0.06
Efficiency ratio	53.6	57.0	(3.4)
NPL ratio	6.94	7.32	(0.38)
NPL coverage	41.1	43.7	(2.6)
Number of employees	27,630	31,229	(11.5)
Number of branches	3,235	4,365	(25.9)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Santander Consumer Finance

2019 Highlights
•
SCF continues to be the European consumer finance leader, with critical mass and a Top 3 position in the markets in which it operates.
•
Two strategic deals were carried out this year to strengthen presence in Europe: the agreement with Hyundai Kia in Germany to acquire 51% of its auto financing company, and the agreement with Ford Motor Company to acquire Forso AB (Fords' financial entity) in the Nordic countries.
•
Underlying attributable profit rose 2% both in euros and excluding the exchange rate impact. High profitability, with a RoTE of more than 15%, RoRWA of 2.3% and a cost of credit which is low for this type of business.

Underlying attributable profit
EUR 1,314 Mn

Strategy
SCF is Europe's consumer finance leader, with a presence in 15 countries and more than 130,000 associated points of sale (auto dealers and shops). It also has a significant number of finance agreements with auto and motorcycle manufacturers and retail distribution groups.
In 2019, SCF continued to gain market share, underpinned by a solid business model: highly diversified by countries with a critical mass in key products, greater efficiency than competitors and a risk control and recovery system that enables it to maintain better credit quality indicators than our competitors.
Additionally, we continued to sign and develop new agreements, both with retail distributors as well as manufacturers, seeking to help them in their commercial transformation processes and thus increase the value proposition for the final customer.
Two strategic deals were carried out this year to strengthen presence in Europe and improve the product offering and services:

•	An agreement with Hyundai Kia in Germany to acquire 51% of its auto financing company, strengthening SCF's position in the country.

Loans and advances to customers by geographic area
December 2019

■	Germany
■	Spain
■	Italy
■	France
■	Nordic countries
■	Poland
■	Other

•	The agreement with Ford Motor Company to acquire Forso AB in the fourth quarter, their captive finance company in the Nordic countries, to reinforce its position in this market.
In 2019 management focused on:

•
Remaining among the Top 3 in auto finance in the main markets while optimising capital consumption and strengthening pan-European relationships with 15 brands and more than 70,000 vehicle points of sale.

•	Maximising capital efficiency, in a competitive environment characterised by the entry of new competitors, an excess of market liquidity and moderate GDP growth.

•	Accelerating progress toward a more digital and analytical consumer finance business model, with more innovative solutions and excellent customer experience.
Of note, SCF was once again recognised as Top Employer Europe 2019 in Austria, Belgium, Germany, Italy, the Netherlands and Poland.

336	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
The stock of loans and advances to customers rose 7% compared to 2018. Gross loans excluding reverse repurchase agreements and the impact of exchange rates, also grew 7%. Almost all countries grew their business, more than 70% of lending is in countries with the highest ratings and Germany and the Nordics account for 50% of the portfolio.
New lending increased 5% compared to 2018 (significantly better than the performance of new car sales in the European market), with growth in almost all countries driven by commercial agreements in several of them. Of note were the rises in Germany, France and Italy.
Customer deposits amounted to EUR 39,602 million and continue to be a product that sets us apart from our competitors, remaining stable in the previous quarters because of the different initiatives carried out to complete the digital transformation plan.
Recourse to wholesale funding increased strongly, with EUR 19,826 million issued in the year, once again demonstrating our capacity to access the wholesale funding markets and investor confidence in its business.

Results
Underlying attributable profit was EUR 1,314 million in 2019 (13% of the Group’s total operating areas) and underlying RoTE was 15.3%.
Compared to 2018, underlying attributable profit was 2% higher in euros excluding the exchange rate impact, by lines:

•	Total income rose 3%, driven by net interest income (+4%) due to higher volumes. Net fee income increased 3%, notably in Germany.

•
Administrative expenses and amortisations increased 3%, impacted by the acquisition of Hyundai Kia’s joint venture in Germany, but below business volume growth, benefiting from the efficiency projects carried out in several units.

•
Net loan-loss provisions increased 32%, mainly due to lending growth, change of product mix in Spain and lower written-off portfolio sales in the Nordic countries. The cost of credit remained low for this type of business (0.48%), highlighting the good performance of portfolios. The NPL ratio and the coverage ratio stood at 2.30% and 106%, respectively, with no material change compared to December 2018.

•	Other gains (losses) and provisions amounted to EUR +20 million compared to EUR -125 million in 2018, partly due to lower impairment losses on other assets and transformation costs.

•	The largest contribution to the underlying attributable profit came from Germany (EUR 361 million), the Nordic countries (EUR 291 million) and Spain (EUR 235 million).

Santander Consumer Finance
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	3,848	3,723	3.4	3.9
Net fee income	823	798	3.1	3.2
Gains (losses) on financial transactions A	(8)	55	—	—
Other operating income	47	34	35.7	35.2
Total income	4,710	4,610	2.2	2.6
Administrative expenses and amortisations	(2,038)	(1,989)	2.5	2.9
Net operating income	2,672	2,622	1.9	2.3
Net loan-loss provisions	(477)	(360)	32.5	32.4
Other gains (losses) and provisions	20	(125)	—	—
Profit before tax	2,215	2,137	3.7	4.2
Tax on profit	(598)	(576)	3.8	4.3
Profit from continuing operations	1,618	1,561	3.6	4.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,618	1,561	3.6	4.1
Non-controlling interests	(303)	(268)	13.4	13.5
Underlying attributable profit to the parent	1,314	1,293	1.6	2.2

Balance sheet
Loans and advances to customers	102,262	95,366	7.2	7.0
Cash, central banks and credit institutions	8,258	6,096	35.5	35.2
Debt instruments	3,197	3,325	(3.8)	(4.2)
Other financial assets	33	31	5.6	5.4
Other asset accounts	4,001	2,890	38.4	38.2
Total assets	117,750	107,708	9.3	9.1
Customer deposits	39,602	36,579	8.3	8.1
Central banks and credit institutions	25,159	24,968	0.8	0.6
Marketable debt securities	36,776	31,281	17.6	17.4
Other financial liabilities	1,413	771	83.2	83.1
Other liabilities accounts	3,865	3,520	9.8	9.7
Total liabilities	106,815	97,120	10.0	9.8
Total equity	10,935	10,588	3.3	2.9

Pro memoria:
Gross loans and advances to customers B	104,783	97,707	7.2	7.0
Customer funds	39,602	36,531	8.4	8.2
Customer deposits C	39,602	36,531	8.4	8.2
Mutual funds	—	—	—	—

Ratios (%) and operating data
Underlying RoTE	15.26	15.83	(0.57)
Efficiency ratio	43.3	43.1	0.1
NPL ratio	2.30	2.29	0.01
NPL coverage	106.1	106.4	(0.3)
Number of employees	14,448	14,865	(2.8)
Number of branches	416	438	(5.0)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

United Kingdom

2019 Highlights
•
Good business evolution: strongest mortgage growth in a decade in a highly competitive market, and increases in our retail deposits, both important loyalty drivers.
•
We remained focused on improving customer service and retention, digital transformation and organisation simplification.
•
The results reflect ongoing competitive income pressure, however we are delivering savings from the strategic transformation programme and maintaining a prudent approach to risk.

Underlying attributable profit
EUR 1,077 Mn

Strategy
We are further developing our strategy, with a focus on our core business and customer loyalty. We are investing to improve our technology and operations as well as a relentless focus on simplification, efficiency and improved returns.
We launched a multi-year transformation programme which aims to simplify, digitalise and automate the business by focusing on our operating model, structures and productivity.
We have already taken a number of decisive actions and plan to invest GBP 400 million in the medium-term with a 2-3 year payback. Subject to further strategic transformation opportunities, we expect to invest an additional GBP 100 million with a similar payback.
With regards to commercial activity:

•
We continue to focus on our core mortgage business. In 2019, we helped 37,000 first time buyers purchase their home (+37%) through regular in-branch events to help people access information about the home-buying process. Held in branches across the UK, the events are free of charge.

We backed a new fintech, Mortgage Engine, which is designed to redefine the mortgage process. The platform, which was built and financed by Santander, is the first fully functioning multi-decision in principle technology available in the UK mortgage market.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	4,562		5,824
32%	/active customers	+6%	YoY

•
For our business customers, we continue to support customers in realising their ambitions by our unique international proposition and expertise. We are continuing to develop our international proposition, with 100 trade events in the year and increased the number of trade corridors by 7 to 17.

We are further developing our digital proposition through 2019 to deliver excellent customer experience. The number of digital customers reached 5.8 million, up 6% year-on-year. In 2019 we retained 60% of refinanced mortgage loans online, an increase of 5 pp year-on-year. We also opened 52% of current accounts and 62% of credit cards through digital channels.
In addition to the focus on digitalisation, we have taken decisive steps to improve customer experience, efficiency and competitiveness. This year, we outlined a significant restructure to optimise our branch network for the future and we announced plans to reshape our Corporate & Commercial business in order to stay fit for the future and deepen the relationships with SME and mid-sized customers.
We believe that our strategy leaves us strongly positioned to deliver on our medium-term targets.

338	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers increased 9% in euros compared to 2018. In gross terms, excluding reverse repurchase agreements and the exchange rate impact, they rose 4%, with the strongest mortgage growth in a decade, underpinned by our focus on pricing, customer retention and service, partially offset by managed reductions in commercial real estate exposure.
Customer deposits rose 10% year-on-year in euros and were 2% higher excluding repurchase agreements and the exchange rate impact. Demand deposits increased 2% and time deposits remained stable. Mutual funds grew 3%.
Results
Underlying attributable profit amounted to EUR 1,077 million in 2019 (11% of the Group’s total operating areas), and underlying RoTE was 7.3%.
Compared to 2018, underlying attributable profit was 15% lower in euros and 16% excluding the exchange rate impact, as follows:

•	Total income declined 9% due to lower net interest income (-8%) affected by competitive pressure on mortgage spreads and continued SVR (Standard Variable Rate) attrition.
Net fee income fell 6%, partly due to lower income from mutual funds and regulatory changes in overdrafts. Gains on financial transactions also fell in the year.

•	Administrative expenses and amortisations declined 1% (-2.7% in real terms), with delivery of efficiency savings from our strategic transformation programme.

•	Net loan-loss provisions were 46% higher, however from very low levels, mainly driven by some single name cases and lower releases. Cost of credit remained at low levels (10 bps).
The NPL ratio improved to 1.01%, backed by our prudent approach to risk and the resilience of the UK economy. The coverage ratio rose to 37% (33% in 2018).

•	Other gains (losses) and provisions decreased 43% due to the non-repeat of charges related to retail credit business operations and to historical probate and bereavement practices in 2018.

United Kingdom
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	3,788	4,078	(7.1)	(7.9)
Net fee income	866	912	(5.1)	(5.9)
Gains (losses) on financial transactions A	12	88	(86.9)	(87.0)
Other operating income	62	53	16.1	15.1
Total income	4,727	5,132	(7.9)	(8.7)
Administrative expenses and amortisations	(2,835)	(2,837)	0.0	(0.9)
Net operating income	1,892	2,295	(17.6)	(18.3)
Net loan-loss provisions	(253)	(171)	47.5	46.2
Other gains (losses) and provisions	(184)	(321)	(42.7)	(43.1)
Profit before tax	1,455	1,803	(19.3)	(20.0)
Tax on profit	(355)	(506)	(29.8)	(30.4)
Profit from continuing operations	1,100	1,296	(15.2)	(15.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,100	1,296	(15.2)	(15.9)
Non-controlling interests	(22)	(25)	(9.7)	(10.5)
Underlying attributable profit to the parent	1,077	1,272	(15.3)	(16.0)

Balance sheet
Loans and advances to customers	273,528	249,991	9.4	4.1
Cash, central banks and credit institutions	39,314	37,246	5.6	0.4
Debt instruments	20,187	26,517	(23.9)	(27.6)
Other financial assets	943	594	58.8	51.1
Other asset accounts	8,498	9,431	(9.9)	(14.3)
Total assets	342,470	323,779	5.8	0.6
Customer deposits	229,361	208,179	10.2	4.8
Central banks and credit institutions	25,075	25,821	(2.9)	(7.6)
Marketable debt securities	64,340	67,556	(4.8)	(9.4)
Other financial liabilities	2,671	2,097	27.4	21.2
Other liabilities accounts	4,409	4,126	6.8	1.6
Total liabilities	325,856	307,779	5.9	0.7
Total equity	16,614	16,000	3.8	(1.2)

Pro memoria:
Gross loans and advances to customers B	249,214	228,548	9.0	3.7
Customer funds	218,944	204,424	7.1	1.9
Customer deposits C	210,727	196,848	7.1	1.8
Mutual funds	8,218	7,576	8.5	3.2

Ratios (%) and operating data
Underlying RoTE	7.28	9.33	(2.05)
Efficiency ratio	60.0	55.3	4.7
NPL ratio	1.01	1.08	(0.07)
NPL coverage	36.5	32.9	3.6
Number of employees	24,490	25,534	(4.1)
Number of branches	616	755	(18.4)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Portugal

2019 Highlights
•
The Bank continued its commercial and digital transformation and making processes and the commercial offering simpler, which has been reflected in greater sales and customer loyalty.
•
We strengthened our position as the country’s largest privately-owned bank in terms of assets and domestic loans and advances to customers, with market shares in new lending to companies and mortgages at around 20%.
•
Underlying attributable profit increased 10% year-on-year due to improved efficiency and low cost of credit.

Underlying attributable profit
EUR 525 Mn

Strategy
The commercial and digital transformation strategy focused on simplifying processes and the product offering continued in 2019, and spurred growth in loyal and digital customers:

•
Following the commercial transformation strategy, two Work Café branches were opened in Lisbon and Coimbra in 2019, together with a new Smart Red office at Lisbon’s airport. In the corporate segment, we strengthened our presence in the agri-food and tourism segments.

•
The digital offering was expanded with a number of new initiatives. Of note are the updated santander.pt website, the review of mortgage origination processes aimed at reducing concession times and increasing customer satisfaction, and the launch of CrediSimples Negocios, which allows companies to take out loans online.

Sales through digital channels accounted for 35% of the total sales, and CrediSimples accounted for 21% of new personal loans in 2019.
In customer loyalty we remained focused on simplifying processes and the product offering, and spurred growth in loyal and digital customers, through various commercial initiatives.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	778		775
46%	/active customers	+6%	YoY

As a result, as at December 2019, we had 778,000 loyal customers and 775,000 digital customers (up 3% and 6%, respectively, in the year).
We continued to be recognised as the best bank in Portugal and were named the best bank in the country in 2019 by The Banker, Euromoney and Global Finance and Best Retail Bank in 2019 by World Finance.
Private Banking activity was the leader in Portugal in 2019 according to Euromoney and Global Finance.
Lastly, we were named the Best Bank and the second best company to work for in Portugal, by the Great Place to Work Institute.
We maintained the best risk ratings by the rating agencies, aligned with or above the sovereign’s. S&P upgraded the long-term debt rating to BBB in March, and Moody’s upgraded the deposit rating to Baa1 in July.

340	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers activity remained strong in the year. New lending to companies and mortgages remained very dynamic, with market shares of around 20%.
Despite this strong activity, the stock of loans and advances to customers remained stable. Excluding reverse repurchase agreements, they fell 1%, impacted by a market that is still deleveraging.
Customer deposits were up 5% year on year, driven largely by demand deposits (+14%), which more than offset the decrease in time deposits (-1%). This produced growth in deposits, while the cost of deposits continued to decrease. Mutual funds also rose and, consequently, customer funds increased 8%.
In addition, EUR 1,357 million is managed in pension funds, 18% more than in 2018.

Results
Underlying attributable profit amounted to EUR 525 million in the year (5% of the Group’s total operating areas), and underlying RoTE was 12.8%.
Compared to 2018, underlying attributable profit rose 10%, as follows:

•
Total income increased 2%, driven by net fee income (+4%) and gains on financial transactions from ALCO portfolio sales, while net interest income remained stable, dampened by the reduction in the stock of loans and low interest rates.

•
Administrative expenses and amortisations fell 3%, due to efficiencies generated from the integration of Banco Popular and the impacts related to the digital transformation: on the one hand, reviewing and simplifying internal processes and on the other hand, optimising the branch network in a more digital customer environment. As a result, the net margin was up 7% and the efficiency ratio improved to 45% (48% in 2018).

•	Net loan-loss provisions were slightly positive due to higher recoveries, mainly in the first quarter of the year, resulting in a cost of credit practically at zero.
The NPL ratio was 4.83%, after sharply falling during the year (-111 bps) due to the strategy followed after the acquisition of Banco Popular. Coverage was 53%.

•	Other gains (losses) and provisions remained at insignificant levels.

Portugal
EUR million
Underlying income statement	2019	2018	%
Net interest income	856	858	(0.2)
Net fee income	390	377	3.6
Gains (losses) on financial transactions A	111	75	47.5
Other operating income	17	34	(49.0)
Total income	1,375	1,344	2.3
Administrative expenses and amortisations	(623)	(644)	(3.2)
Net operating income	751	700	7.4
Net loan-loss provisions	8	(32)	—
Other gains (losses) and provisions	(9)	18	—
Profit before tax	750	686	9.3
Tax on profit	(223)	(205)	9.0
Profit from continuing operations	527	481	9.4
Net profit from discontinued operations	—	—	—
Consolidated profit	527	481	9.4
Non-controlling interests	(2)	(2)	(21.5)
Underlying attributable profit to the parent	525	479	9.6

Balance sheet
Loans and advances to customers	35,406	35,470	(0.2)
Cash, central banks and credit institutions	4,675	3,454	35.4
Debt instruments	12,580	12,303	2.3
Other financial assets	1,695	1,877	(9.7)
Other asset accounts	1,769	1,904	(7.1)
Total assets	56,125	55,007	2.0
Customer deposits	39,258	37,217	5.5
Central banks and credit institutions	8,003	8,009	(0.1)
Marketable debt securities	3,384	4,259	(20.5)
Other financial liabilities	276	257	7.7
Other liabilities accounts	1,516	1,197	26.7
Total liabilities	52,438	50,938	2.9
Total equity	3,688	4,069	(9.4)

Pro memoria:
Gross loans and advances to customers B	36,321	36,568	(0.7)
Customer funds	42,324	39,143	8.1
Customer deposits C	39,258	37,217	5.5
Mutual funds	3,066	1,926	59.2

Ratios (%) and operating data
Underlying RoTE	12.80	12.02	0.77
Efficiency ratio	45.3	47.9	(2.6)
NPL ratio	4.83	5.94	(1.11)
NPL coverage	52.8	50.5	2.3
Number of employees	6,582	6,705	(1.8)
Number of branches	542	572	(5.2)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Poland

2019 Highlights
•
The Group continued to strengthen its position as the second largest bank in Poland in terms of assets and continues to be recognised as one of the leaders in the industry, both in traditional and digital banking.
•
The main management focus is on customer relationships, maximising business income and obtaining synergies from the acquisition of Deutsche Bank Polska's retail and SME businesses.
•
Underlying attributable profit rose 18% in euros and 19% excluding the exchange rate impact. Net interest income and efficiency improved.

Underlying attributable profit
EUR 349 Mn

Strategy
In November 2018, the retail and SMEs businesses were successfully acquired from Deutsche Bank Polska. During 2019, there was ongoing focus on integration of the customer base and achievement of synergies related to acquisition.
We maintained our strategy to become the bank of first choice, anticipating and responding to customer expectations. As part of this strategy, we continued to expand and modernise our omni-channel strategy:

•
The digital transformation continued during the year with the launch of the new services such as a single login for individual and business services, a facility to customise customer login settings for internet and mobile banking, and SCA (Strong Customer Authentication).

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	2,010		2,510
53%	/active customers	+14%	YoY

•	The credit card and loan after-sale services were digitalised.

•	We now offer six cashless payment methods.

•	In September, the first Work Café in Poland was opened.
As a result, we continued to see growth in the number of loyal and digital customers, up 12% and 14%, respectively in the year, and we once again were named one of the best banks across several categories by different publications including: first position in the Newsweek’s Friendly Bank ranking in the Traditional Banking category and the second in the Internet Banking category; second best institution in Forbes Best Business Bank ranking; and Best Investment Bank in Poland in Euromoney Awards for Excellence 2019.

342	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers were up 7% in euros compared to December 2018. In gross terms and excluding reverse repurchase agreements and the exchange rate impact, loans grew 5%, backed by the target segments: SMEs, individuals (driven by mortgages and cash loans) and SCIB.
Customer deposits increased 6% year-on-year in euros. Excluding repurchase agreements and at constant exchange rates, deposits rose 5%. Time deposits declined 13% due to active liquidity management and the reduction of the cost of deposits, which fell from 0.89% in the fourth quarter of 2018 to 0.74% in the same period of 2019. Demand deposits increased 15%.
Total customer funds, including mutual funds, were 6% higher.

Results
Underlying attributable profit in 2019 amounted to EUR 349 million (3% of the Group's total operating areas), and underlying RoTE was 11.2%.
Compared to 2018, underlying profit rose 18% in euros and 19% excluding the exchange rate impact. The year-on-year comparison is favoured by the acquisition of Deutsche Bank Polska's retail and SME businesses (2 months of earnings in 2018 vs full year in 2019). By lines:

•	Total income increased 16%, driven largely by net interest income (+19%), underpinned by the Bank's key segments and net fee income (+4%) from lending and foreign currencies.
Gains on financial transactions rose 115% (though from a low base, as it only totals EUR 93 million) and other operating income recorded greater losses impacted by the higher Deposit Guarantee Fund (BFG in Polish) contributions.

•	Administrative expenses and amortisations grew 9%, less than growth in revenue, despite the domestic wage pressures, improving efficiency to 40% (-3 pp in the year).

•
Net loan-loss provisions were 36% higher mainly due to the larger size of the loan portfolio after the acquisition (the average loan portfolio rose 23%). The cost of credit stood at 0.72% (0.65% in 2018), while the NPL ratio stood around 4.30% and coverage increased to 67%.

•	Other gains (losses) and provisions were 5% lower despite an increase in Banking Tax in the year.

Poland
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	1,171	996	17.6	18.6
Net fee income	467	453	3.1	4.0
Gains (losses) on financial transactions A	93	44	112.9	114.7
Other operating income	(13)	(4)	218.9	221.6
Total income	1,717	1,488	15.4	16.4
Administrative expenses and amortisations	(693)	(640)	8.4	9.3
Net operating income	1,024	848	20.7	21.7
Net loan-loss provisions	(217)	(161)	34.5	35.6
Other gains (losses) and provisions	(127)	(135)	(6.2)	(5.4)
Profit before tax	681	552	23.3	24.3
Tax on profit	(170)	(131)	30.1	31.2
Profit from continuing operations	511	422	21.2	22.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	511	422	21.2	22.2
Non-controlling interests	(162)	(126)	28.8	29.9
Underlying attributable profit to the parent	349	296	17.9	18.9

Balance sheet
Loans and advances to customers	30,034	28,164	6.6	5.5
Cash, central banks and credit institutions	3,398	3,260	4.2	3.1
Debt instruments	9,285	10,570	(12.2)	(13.1)
Other financial assets	630	534	17.9	16.7
Other asset accounts	1,341	1,140	17.6	16.4
Total assets	44,688	43,669	2.3	1.3
Customer deposits	33,485	33,417	0.2	(0.8)
Central banks and credit institutions	2,319	2,165	7.1	6.0
Marketable debt securities	2,171	1,789	21.3	20.1
Other financial liabilities	762	558	36.5	35.1
Other liabilities accounts	923	809	14.0	12.9
Total liabilities	39,659	38,738	2.4	1.3
Total equity	5,029	4,930	2.0	0.9

Pro memoria:
Gross loans and advances to customers B	30,925	29,033	6.5	5.4
Customer funds	37,929	35,554	6.7	5.6
Customer deposits C	33,485	31,542	6.2	5.1
Mutual funds	4,444	4,012	10.8	9.6

Ratios (%) and operating data
Underlying RoTE	11.23	10.22	1.00
Efficiency ratio	40.4	43.0	(2.6)
NPL ratio	4.31	4.28	0.03
NPL coverage	66.8	67.1	(0.3)
Number of employees	11,049	12,515	(11.7)
Number of branches	515	611	(15.7)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

NORTH AMERICA

2019 Highlights
•
The US and Mexico are managed according to their local strategic priorities, while increasing coordination and cooperation between the two units.
•
In volumes, there was strong year-on-year volume growth, both in gross loans and advances to customers and in customer funds.
•
In results, underlying attributable profit increased 28% in euros and 21% excluding the exchange rate impact, driven mainly by positive revenue performance, improved cost of credit and reduced non-controlling interests, reflecting increased stakes in both countries.

Underlying attributable profit
EUR 1,667 Mn

Strategy
As part of the Group’s strategy to increase the weight of the most profitable areas, in 2019 we increased our stake in Mexico, following the acquisition offer, from 74.96% to 91.65%, as well as in SC USA, where we began a new stock repurchase programme.
Regarding the regional strategy, coordination between the units has increased as we continue to pursue join initiatives, such as:

•
Continued development of the USMX trade corridor. SCIB and Commercial Banking are working to deepen relationships with existing customers and increase customer acquisition in both countries, which is reflected in corridor revenue growth (SCIB: +41%; Commercial Banking: +23%).

•	Launch of a commission-free same-day remittance service from Santander US branches to beneficiaries in Mexico.

•	Cooperation between the technology teams in Mexico and the US to assess areas of improvement in governance, and joint initiatives to reduce duplication and optimise costs.

•	Joint programmes between the local Human Resources, Legal and Audit areas to support growth initiatives and align policies.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	3,499		5,180
31%	/active customers	+35%	YoY

In addition, the US and Mexico maintain their own strategic local priorities:

•
In the US, our retail bank Santander Bank's (SBNA) strategy is focused on improving profitability reducing costs and continuing to improve customer satisfaction through digital channels and branches, while strengthening commercial banking and SCIB development.

In SC USA, focus is on managing origination growth while optimising profitability and promoting collaboration opportunities across the Group.

•
In Mexico, we remained focused on strengthening the distribution network and developing digital channels through the investment plan carried out over the last three years, with the aim to attract new customers and increase loyalty.

344	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers in North America increased 15%, with double-digit growth in both the US and Mexico.
Gross loans and advances to customers excluding reverse repurchase agreements and the exchange rate impact rose 10% mainly due to growth in the US (+12%) driven by new lending volumes in SBNA and SC USA. Mexico increased by 5% driven by rises in both loans to individuals and corporates, where companies and government were partially offset by decreases in large corporates.
Solid trend in customer deposits, increasing 8% year-on-year. Excluding repurchase agreements and the exchange rate impact, 5% higher reflecting growth in SBNA and the New York branch. Mexico dropped slightly, with a strong performance in deposits from individuals while corporate deposits contracted, reflecting the focus on reducing the cost of deposits.
Mutual funds rose 12%, boosting customer funds by 7%.

Results
Underlying attributable profit in 2019 was EUR 1,667 million (16% of the Group's total operating areas), and underlying RoTE of 8.5% (13% excluding the excess of capital).
Underlying attributable profit increased 28% in euros. Excluding the exchange rate impact, it rose 21%, with strong growth in the US and in Mexico. By lines:

•	Total income rose 5% reflecting the positive performance in Mexico (+8%) and the US (+4%), with all P&L lines growing. In absolute terms, of note was net interest income and leasing income in SC USA.

•	Administrative expenses and amortisations were 5% higher affected by the final stage of the investment plan in Mexico. Efficiency remained stable slightly below 43%.

•
Net loan-loss provisions rose 1% well below volume growth. The NPL ratio improved to 2.20% (-59 bps in the year) and the cost of credit to 2.76% (-36 bps in the year) due to the positive performance in both countries. Coverage was relatively stable at high levels (153%).

•	Other income and provisions fell 4%.

•	Lastly, non-controlling interests were lower due to the Group's increased equity stake in Mexico and SC USA.

NORTH AMERICA
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	8,926	8,154	9.5	3.9
Net fee income	1,776	1,615	10.0	4.4
Gains (losses) on financial transactions A	230	173	33.0	26.3
Other operating income	672	534	25.8	19.3
Total income	11,604	10,476	10.8	5.1
Administrative expenses and amortisations	(4,968)	(4,488)	10.7	5.1
Net operating income	6,636	5,988	10.8	5.2
Net loan-loss provisions	(3,656)	(3,449)	6.0	0.6
Other gains (losses) and provisions	(205)	(202)	1.2	(4.0)
Profit before tax	2,776	2,337	18.8	12.8
Tax on profit	(683)	(599)	14.1	8.3
Profit from continuing operations	2,092	1,738	20.4	14.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,092	1,738	20.4	14.3
Non-controlling interests	(426)	(433)	(1.8)	(6.8)
Underlying attributable profit to the parent	1,667	1,304	27.8	21.3

Balance sheet
Loans and advances to customers	133,726	116,196	15.1	11.7
Cash, central banks and credit institutions	22,885	28,845	(20.7)	(23.5)
Debt instruments	33,746	27,302	23.6	18.8
Other financial assets	10,759	9,974	7.9	3.5
Other asset accounts	22,741	18,602	22.3	19.2
Total assets	223,856	200,919	11.4	7.9
Customer deposits	98,915	91,896	7.6	4.1
Central banks and credit institutions	38,942	26,048	49.5	44.6
Marketable debt securities	44,097	43,758	0.8	(1.7)
Other financial liabilities	11,763	11,379	3.4	(1.4)
Other liabilities accounts	6,237	5,966	4.5	1.1
Total liabilities	199,954	179,046	11.7	8.1
Total equity	23,902	21,872	9.3	6.2

Pro memoria:
Gross loans and advances to customers B	130,592	114,888	13.7	10.3
Customer funds	113,407	102,869	10.2	6.6
Customer deposits C	92,231	84,769	8.8	5.3
Mutual funds	21,175	18,100	17.0	12.3

Ratios (%) and operating data
Underlying RoTE	8.52	7.62	0.91
Efficiency ratio	42.8	42.8	0.0
NPL ratio	2.20	2.79	(0.59)
NPL coverage	153.0	137.4	15.6
Number of employees	37,866	37,168	1.9
Number of branches	2,043	2,078	(1.7)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

United States

2019 Highlights
•
SBNA’s strategy remains focused on improving profitability and customer experience while SC USA is focused on deepening relationships with auto manufacturers and dealer groups to improve originations.
•
In volumes, the improved year-on-year trend in gross loans and advances to customers, excluding reverse repos, continued to drive higher revenue to help offset the impact of rate decreases.
•
Underlying attributable profit increased 31% in euros, +24% excluding the exchange rate impact, due to a solid top line performance, a better cost of credit and lower weight of non-controlling interests.

Underlying attributable profit
EUR 717 Mn

Strategy
Santander US includes Santander Holdings USA (SHUSA, our intermediate holding company) and its subsidiaries: Santander Bank (SBNA), which is one of the largest banks in the north-eastern US, Santander Consumer USA (SC USA), an auto finance business based in Dallas, Texas, the international private banking unit in Miami, the Bank's branch in New York and the retail and commercial bank in Puerto Rico (the sale of which was agreed in H2 2019 and is expected to close mid-2020).
In 2019, Santander US continued to strengthen its regulatory foundation, improved its financial performance driven principally by SC USA profitability and continued to demonstrate its commitment to the communities in which it operates.
By main businesses, Santander US focused on the following strategic priorities:
Santander Bank:

•	Focus on digital and branch transformation initiatives centred on customer experience and deepening relationships with commercial clients by leveraging international value proposition.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	332		1,010
19%	/active customers	+6%	YoY

•	In addition, SBNA aims to improve profitability through disciplined expense management and simplification of processes and organisational structure.

•	SBNA’s partnership with SC USA in auto finance was very successful in 2019, originating over USD 7 billion of prime auto loans in the year.
Santander Consumer USA:

•	Improve profitability by managing origination growth while optimising spreads and promoting collaboration opportunities across the Group.

•	SC USA originated USD 31.3 billion in 2019, helping to strengthen SC USA’s partnership with Fiat Chrysler.

•
As part of the share repurchase programme announced in June 2019, SC USA announced a tender offer to purchase up to USD 1 billion of shares of its common stock, at a range of USD 23 and USD 26 per share. The maximum number of shares proposed to be repurchased represents approximately 13% of its outstanding common stock (at time of announcement assuming a USD 23 per share purchase price). The offer runs from 30 January 2020 to 27 February 2020.

346	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
After another positive year in terms of growth, loans and advances to customers at Santander US increased 15% in euros. Excluding the exchange rate impact and reverse repurchase agreements, gross loans and advances to customers were 12% higher, due to:

•	Robust auto origination volumes at SC USA and commercial lending in SCIB.

•	New lending which includes the continuation of the aforementioned auto finance lending programme of SC USA and SBNA.
Customer deposits rose 10% in euros year-on-year. Excluding repurchase agreements and the exchange rate impact, customer deposits were also 10% higher, boosted by the strong growth in corporate deposits, particularly time deposits, in the New York branch and the good performance of SBNA.
Mutual funds increased 20% excluding the exchange rate impact.
As a result, customer funds rose 13% (+11% excluding the exchange rate impact).
Results
Underlying attributable profit in the year was EUR 717 million (7% of the Group’s total operating areas), and underlying RoTE was 4.8% (9% adjusting for the excess of capital).
Underlying attributable profit was 31% higher in euros. Excluding the exchange rate impact, growth was 24%, underpinned largely by SC USA. By line items:

•
Total income increased 4% due to net interest income (+2%, benefiting from higher volumes, more than offsetting the impact of lower interest rates), net fee income (+5% growth in SCIB customer activity), gains on financial transactions (+73%) and other operating income (+15%, due to higher income from leasing).

•	Administrative expenses and amortisations increased 4% due to higher technology and origination costs due to greater volumes. In real terms, growth was 1.8%.

•
Net loan-loss provisions rose 1%, well below volume growth, significantly improving asset quality ratios in the year: cost of credit improved to 2.85% (compared to 3.27% in 2018), NPL ratio of 2.20% (72 bps better than in 2018) and coverage at 162% (143% in 2018).

•	Other gains (losses) and provisions fell 5% in 2019 versus 2018.

•	Non-controlling interests remained flat compared to the 17% growth on profit from continuing operations.

United States
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	5,769	5,391	7.0	1.5
Net fee income	947	859	10.2	4.6
Gains (losses) on financial transactions A	131	72	82.1	72.8
Other operating income	759	628	20.9	14.7
Total income	7,605	6,949	9.4	3.8
Administrative expenses and amortisations	(3,297)	(3,019)	9.2	3.6
Net operating income	4,309	3,930	9.6	4.0
Net loan-loss provisions	(2,792)	(2,618)	6.6	1.2
Other gains (losses) and provisions	(200)	(199)	0.3	(4.8)
Profit before tax	1,317	1,113	18.3	12.2
Tax on profit	(370)	(346)	6.9	1.4
Profit from continuing operations	947	767	23.4	17.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	947	767	23.4	17.1
Non-controlling interests	(230)	(218)	5.4	0.0
Underlying attributable profit to the parent	717	549	30.6	23.9

Balance sheet
Loans and advances to customers	98,707	85,564	15.4	13.2
Cash, central banks and credit institutions	12,829	16,442	(22.0)	(23.4)
Debt instruments	16,677	13,160	26.7	24.3
Other financial assets	4,320	4,291	0.7	(1.2)
Other asset accounts	18,882	15,585	21.2	18.9
Total assets	151,415	135,043	12.1	10.0
Customer deposits	63,371	57,568	10.1	8.0
Central banks and credit institutions	25,126	16,507	52.2	49.3
Marketable debt securities	37,132	37,564	(1.1)	(3.0)
Other financial liabilities	4,146	3,098	33.9	31.3
Other liabilities accounts	4,093	3,798	7.8	5.7
Total liabilities	133,868	118,535	12.9	10.8
Total equity	17,547	16,508	6.3	4.3

Pro memoria:
Gross loans and advances to customers B	95,742	83,696	14.4	12.2
Customer funds	72,604	64,239	13.0	10.9
Customer deposits C	62,608	56,064	11.7	9.6
Mutual funds	9,996	8,176	22.3	20.0

Ratios (%) and operating data
Underlying RoTE	4.78	4.10	0.69
Efficiency ratio	43.3	43.4	(0.1)
NPL ratio	2.20	2.92	(0.72)
NPL coverage	161.8	142.8	19.0
Number of employees	17,372	17,309	0.4
Number of branches	621	660	(5.9)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Mexico

2019 Highlights
•
Our multichannel innovation and the focus on our digital channels have enhanced our value proposition with new products and services and is reflected in greater customer attraction and loyalty.
•
Following the completion of the optional share buy-back offer of Santander Mexico from minority interests, Santander’s stake in Santander México increased from 74.96% to 91.65%.
•
Positive profit performance. Underlying attributable profit rose 26% year-on-year. Excluding the exchange rate impact, it was 19% higher, driven by the solid performance of net interest income, net fee income and loan-loss provisions.

Underlying attributable profit
EUR 950 Mn

Strategy
As regards the commercial transformation strategy, we completed the three-year investment plan carried out to improve multichannel offering, renew infrastructure and systems, strengthen the distribution model and launch new commercial initiatives to attract new customers and increase loyalty with more products and services.
We are developing different projects regarding the distribution model as a part of the strategy of being closer to our customers and improving their experience, such as:

•	The transformation of 541 branches and the number of latest generation full function ATMs reaching 1,093 (12% of total ATMs).

•	The opening of the first Work Café branch, following the Group’s strategy in other countries.

•
We inaugurated in partnership with FUNO, one of the main developers in the country, Isla Financiera Santander in several shopping centres, an innovative proposal that combines digital banking with personal advice.

In digital strategy, SuperMóvil continued to add new functionalities. Of note:

•	Cardless cash withdrawals from ATMs simply, safely and free from commissions.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	3,168		4,170
33%	/active customers	+45%	YoY

•	Santander Tap, an instant messaging transfer system for transactions between our customers and for sending money to customers of other banks, with no business hours restriction and commission free.

•	Mis Metas, a tool to help customers meet their savings goals.
Also of note is the strategic alliance with CONTAQi and InnoHub, fintech developers specialised in the SME segment, in order to boost out value offering and strengthen our leadership in this segment.
In addition, our commercial strategy was complemented with new products and services, such as:

•
Santander Plus, our main loyalty programme, continued its positive trend and added customer benefits related to loans, insurance and commercial alliances. At year-end, more than 7 million customers, 53% of whom are new, had registered.

•	Hipoteca Plus, a programme in which customers benefit from one of the lowest rates in the market.

•	Launch of the Legacy credit card for Private Banking customers, where we are the country's first and only bank to have an alliance with American Express.

348	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•
The Tuiio programme, our financial inclusion initiative, offers products and services specially designed for low-income and unbanked population. At the end of the year, it had 85 branches in 18 states, more than 100,000 customers and a portfolio exceeding MXN 261 million, with more than MXN 1 billion of originations since its release, being the first company of this type in the country to achieve this scale in less than two years.

These measures resulted in the strong increase in loyal and digital customers, notably mobile banking.

Business performance
Loans and advances to customers increased 14% in euros, compared to 2018. Gross loans and advances to customers, excluding reverse repurchase agreements and the exchange rate impact, rose 5% with focus on profitability and growth in loans to individuals (consumer credit +6%, credit cards +6% and mortgage loans +7%) as well as companies and government, offsetting the decrease in large corporates.
Customer deposits rose 4% in euros. Excluding repurchase agreements and the exchange rate impact, they decreased 3% reflecting the focus on reducing the cost of deposits. Mutual funds rose 6%, and customer funds remained virtually stable.

Results
Underlying attributable profit amounted to EUR 950 million in the year (9% of the Group’s total operating areas), with an underlying RoTE was 20.6%.
Compared to 2018, underlying attributable profit was 26% higher. Excluding the exchange rate impact underlying attributable profit rose 19%, as follows:

•
Total income increased 8%, driven by net interest income (+9%), backed by greater volumes and higher interest rates. Net fee income grew 4%, largely due to credit cards and insurance. Gains on financial transactions were 7% lower due to market performance.

•	Administrative expenses and amortisations were up 8%, in line with the last stage of the three-year investment plan.

•	Net loan-loss provisions dropped 1%, providing a significant improvement in cost of credit to 2.49% compared to 2.75% a year ago. The NPL ratio was also lower at 2.19% (2.43% in 2018).
Lastly, our extraordinary general meeting of shareholders on 23 July approved the capital increase to acquire shares of Santander México from minority interests. The acquisition offer was subscribed by 67% of the targeted shares. As a result, our stake in Santander México increased from 74.96% to 91.65%, which has already had a positive impact in attributable profit of more than EUR 60 million.

Mexico
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	3,157	2,763	14.2	8.5
Net fee income	829	756	9.7	4.2
Gains (losses) on financial transactions A	99	101	(1.7)	(6.7)
Other operating income	(87)	(94)	(7.1)	(11.8)
Total income	3,998	3,527	13.4	7.7
Administrative expenses and amortisations	(1,671)	(1,469)	13.8	8.1
Net operating income	2,327	2,058	13.1	7.4
Net loan-loss provisions	(863)	(830)	3.9	(1.3)
Other gains (losses) and provisions	(5)	(3)	49.9	42.4
Profit before tax	1,459	1,224	19.2	13.2
Tax on profit	(314)	(253)	23.8	17.6
Profit from continuing operations	1,145	971	18.0	12.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,145	971	18.0	12.1
Non-controlling interests	(196)	(215)	(9.1)	(13.7)
Underlying attributable profit to the parent	950	755	25.7	19.4

Balance sheet
Loans and advances to customers	35,019	30,632	14.3	7.9
Cash, central banks and credit institutions	10,056	12,403	(18.9)	(23.5)
Debt instruments	17,069	14,142	20.7	13.9
Other financial assets	6,439	5,683	13.3	6.9
Other asset accounts	3,859	3,016	27.9	20.7
Total assets	72,441	65,876	10.0	3.7
Customer deposits	35,544	34,327	3.5	(2.3)
Central banks and credit institutions	13,816	9,541	44.8	36.6
Marketable debt securities	6,965	6,194	12.4	6.1
Other financial liabilities	7,617	8,281	(8.0)	(13.2)
Other liabilities accounts	2,144	2,168	(1.1)	(6.7)
Total liabilities	66,086	60,512	9.2	3.0
Total equity	6,355	5,364	18.5	11.8

Pro memoria:
Gross loans and advances to customers B	34,850	31,192	11.7	5.4
Customer funds	40,803	38,630	5.6	(0.3)
Customer deposits C	29,624	28,705	3.2	(2.6)
Mutual funds	11,179	9,925	12.6	6.3

Ratios (%) and operating data
Underlying RoTE	20.61	20.24	0.37
Efficiency ratio	41.8	41.7	0.1
NPL ratio	2.19	2.43	(0.24)
NPL coverage	128.3	119.7	8.6
Number of employees	20,494	19,859	3.2
Number of branches	1,422	1,418	0.3
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

SOUTH AMERICA

2019 Highlights
•
We are focusing on leveraging our products and services with strong expected medium-term growth. The strategy is focused on the generation profitable growth, risk control and covering customer needs and demands. Exporting positive experiences (payments and consumer financing) is key to success.
•
In business volumes, there was a notable growth in the last 12 months with increases in all countries, where we are capturing new business opportunities.
•
Regarding results, underlying attributable profit increased by 14% year-on-year, 18% excluding the exchange rate impact, boosted by the main revenue lines, improved efficiency and cost of credit.

Underlying attributable profit
EUR 3,924 Mn

Strategy
South America is a region with great growth potential. It is made up of large economies with high levels of development forecasted, with a still under-banked population and with an expected increase in its middle class in the coming years, according to the estimates of the Inter-American Development Bank (IDB).
We have extensive experience in the region, which gives us a unique growth opportunity. To this end, in the year we focused on identifying initiatives that will enable businesses to expand further, based on positive experiences in other markets, which can be exported to others, for example:

•
In auto financing, we are leveraging our leadership and experience of our business in Brazil to boost growth in other countries. In Colombia, for example, we have signed two alliances with digital vehicle platforms to strengthen our position in this market.

•
In terms of financing goods and services, following the good performance in Uruguay, with record sales in insurance and consumer credit, we plan to export the model developed in this country to other regions.

•	Prospera, our micro-credit programme in Brazil, is also being exported to other regions.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	7,919		17,287
26%	/active customers	+15%	YoY

•
In payments, we continued to be one of the largest credit card issuers and merchant acquirers in the region. During the year, we explored e-commerce strategies and instant domestic and international transfers. We also worked in the roll-out of Getnet, our acquiring business in Brazil, to the rest of South America. On the other hand, within the strategy of establishing Superdigital in all the countries in the region, we completed the preliminary launch in Chile.

•	We further developed the retail franchise through the branch network transformation and boosting the multi-channel offering:

–	Regarding the transformation process, the Work Café experience is being developed further, with the opening of new branches in Brazil, Chile and Argentina.

–
Within the multi-channel offering, sales through digital channels already account for a high percentage of the total in Brazil and Argentina and continued to grow in Chile, driven by the new offerings launched in the Life model.

As a result, the number of loyal and digital customers increased strongly in the year (+7% and +15%, respectively).

350	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers increased 4%. Excluding reverse repos and the exchange rate impact, gross loans were 9% higher, with rises in all units: Uruguay +15%, Brazil and Chile grew 8% each.
Customer deposits grew 6% in euros compared to 2018. Excluding repurchase agreements and exchange rate impact, they rose 11% and increased across all units, mainly due to the strong performance of demand deposits (+21%). Mutual funds increased 15% enabling customer funds to increase 13%.
Results
Underlying attributable profit in the year amounted to EUR 3,924 million (37% of the Group's total operating areas), with an underlying RoTE of 20.6%.
Compared to 2018, underlying attributable profit increased 14% in euros. Excluding the exchange rate impact, it was up 18%, with growth in all countries, as follows:

•
Total income increased 11%, underpinned by the sound customer revenue performance, driven by greater volumes, spreads management and increased loyalty. Net interest income rose 9% and net fee income increased by 15%.

•
Administrative expenses and amortisations reflect commercial transformation plans, greater digitalisation of the retail network, reviews of collective wage agreements and high inflation in Argentina. The efficiency ratio improved 98 basis points to 36.1%.

•
Net loan-loss provisions grew by 7%, at a slower pace than credit (+9%), enabling the cost of credit to improve by 8 bps in the year to 2.92%. In credit quality, the NPL ratio was 4.86% and coverage was 88%.

•	Other income and provisions increased its negative impact 19%, after a greater charge for potential legal contingencies in Argentina and Brazil and lower reversals of provisions in Chile.

SOUTH AMERICA
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	13,316	12,891	3.3	9.3
Net fee income	4,787	4,497	6.4	14.6
Gains (losses) on financial transactions A	565	498	13.3	38.1
Other operating income	(243)	(212)	14.4	87.4
Total income	18,425	17,674	4.2	10.7
Administrative expenses and amortisations	(6,656)	(6,558)	1.5	10.2
Net operating income	11,769	11,117	5.9	11.0
Net loan-loss provisions	(3,789)	(3,736)	1.4	7.4
Other gains (losses) and provisions	(748)	(663)	12.9	19.2
Profit before tax	7,232	6,717	7.7	12.2
Tax on profit	(2,644)	(2,642)	0.1	4.6
Profit from continuing operations	4,588	4,076	12.6	17.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	4,588	4,076	12.6	17.1
Non-controlling interests	(664)	(624)	6.4	9.8
Underlying attributable profit to the parent	3,924	3,451	13.7	18.4

Balance sheet
Loans and advances to customers	125,122	119,912	4.3	9.4
Cash, central banks and credit institutions	51,360	48,318	6.3	12.9
Debt instruments	45,619	45,225	0.9	3.6
Other financial assets	14,802	9,311	59.0	64.1
Other asset accounts	16,901	14,715	14.9	19.8
Total assets	253,804	237,480	6.9	11.8
Customer deposits	114,817	108,248	6.1	12.5
Central banks and credit institutions	41,989	38,584	8.8	12.0
Marketable debt securities	29,840	31,504	(5.3)	(1.9)
Other financial liabilities	34,062	28,570	19.2	23.0
Other liabilities accounts	10,613	8,699	22.0	26.3
Total liabilities	231,321	215,605	7.3	12.3
Total equity	22,483	21,875	2.8	7.2

Pro memoria:
Gross loans and advances to customers B	131,048	125,830	4.1	9.2
Customer funds	170,707	158,968	7.4	12.9
Customer deposits C	101,575	97,325	4.4	11.3
Mutual funds	69,131	61,643	12.1	15.5

Ratios (%) and operating data
Underlying RoTE	20.58	18.79	1.79
Efficiency ratio	36.1	37.1	(1.0)
NPL ratio	4.86	4.81	0.05
NPL coverage	88.4	94.6	(6.2)
Number of employees	69,508	70,337	(1.2)
Number of branches	4,572	4,385	4.3
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Brazil

2019 Highlights
•
In 2019, the strategic focus on customer service was reflected in sustainable revenue growth, which, combined with cost control, resulted in the best efficiency ratio of recent years.
•
The accuracy of our risk models enabled us to maintain credit indicators at controlled levels and to achieve a profitable increase in market share.
•
Underlying attributable profit rose 13%, up 16% excluding the exchange rate impact, and profitability improved (underlying RoTE of 21.2%) reflecting greater productivity and improved efficiency.

Underlying attributable profit
EUR 2,939 Mn

Strategy
We ended 2019 with a positive performance of volumes and results, with a strategy focused on customer service, combined with an effective and profitable model that has enabled us to continue growing sustainably. As a result, we reached 26 million active customers and recorded high customer satisfaction levels.
The year’s main initiatives by segments included:

•
We continued to expand to strategic regions in the country. In Agribusiness, we reached 34 specialised shops and in Prospera Microfinance, we remained leaders amongst privately-owned banks, with more than 510,000 customers.

•
In individuals, new payroll lending increased 26% year-on-year, reaching a market share of 11%. In mortgages, we launched a joint campaign with a large retailer and we joined the largest group of real estate web portals.

•	In auto finance, we began Santander Auto transactions and started selling LOOP vehicles. In Webmotors, Cockpit enabled us to enhance the Bank and Santander Financiamentos’ offer.

•	In acquiring, we were pioneers in launching an interoperability solution that enables PoS users to take advantage of Getnet. We launched SuperGet and strengthened our e-commerce range.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	5,743		13,450
22%	/active customers	+18%	YoY

•
In cards, we increased credit turnover 18% year-on-year. The Santander Way app reached around 6.5 million active users, who accessed it 57 million times per month, and expanded its features, strengthening our payment platform.

•
In SMEs, we launched Santander Duo, an offering linking the legal entity and natural person under a single manager. We have also carried out some actions aimed at sole traders. In SCIB, we increased activity and trading volumes, diversifying our income, and we were named leaders in some of the sector’s most relevant rankings.

•
As regards new activities with high growth potential, in Ben, we implemented food and transport vouchers, in Pi Investimentos, we increased the product portfolio, both in fixed income and mutual funds. In credit, we launched Sim, a multi-product platform focused on personal loans, and emDia, a debt renegotiation and financial education platform.

•	Aligned with the digital strategy, we held the Black Week Santander Vem que Volta, a pioneer strategy where we offer our customers commercial benefits through strategic alliances.

•	In addition, we launched Santander On in the app and opened some branches on weekends to offer financial advice.

352	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

We were named Best Bank in Brazil and Best Bank in Latin America by Euromoney, the Bank that most changes the World by the Fortune Magazine and the Most Sustainable Bank in Brazil by Guia Exame de Sustentabilidade.
In 2019, we continued to strengthen our culture: we carried out one of the largest corporate events in Brazil and have intensified brand promotion. Regarding our people we were named one of the best companies to work for by The Great Place to Work (GPTW) ranking, for the fourth year running.

Business performance
Loans and advances to customers increased 7% in euros year-on-year. In gross terms, excluding reverse repos and excluding the exchange rate impact, they rose 8%. By segments, of note were individuals and consumer finance.
Customer deposits grew 9% in euros with respect to 2018, also 9% excluding repos and the exchange rate impact, driven by a sharp increase in both demand deposits (+24%) and time deposits (+4%). On the other hand, letras financeiras decreased.
This was reflected in an increase in customer funds market share.

Results
Underlying attributable profit of EUR 2,939 million in 2019 (28% of the Group's total operating areas), with an underlying RoTE of 21.2%.
Compared to 2018, underlying attributable profit rose 13% in euros. Excluding the exchange rate impact, it was 16% higher, with good performance in the main lines, as follows:

•
Total income increased 7%, supported by net interest income (+6%) due to larger volumes which offset some spread pressures and net fee income (+12%) with positive performance in almost all lines. Of note was growth in cards (11%), insurance (13%) and mutual funds (+16%). Gains on financial transactions rose 26% compared to a weak 2018.

•
Administrative expenses and amortisations rose 5%, in line with business growth. This increase, less than that of total income, produced the best efficiency ratio of the last six years, at 33.0% (-0.7 pp in the year).

•
Net loan-loss provisions increased 5%, below loan growth, which was reflected in an improvement in the cost of credit (3.93%, from 4.06% in 2018). The NPL ratio remained at around 5.3% and the coverage ratio stood at 100% (107% in 2018).

•	The negative impact of other gains (losses) and provisions increased 4%, due to higher provisions for legal claims.

Brazil
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	10,072	9,758	3.2	6.0
Net fee income	3,798	3,497	8.6	11.5
Gains (losses) on financial transactions A	167	136	22.7	26.0
Other operating income	(86)	(46)	85.7	90.8
Total income	13,951	13,345	4.5	7.4
Administrative expenses and amortisations	(4,606)	(4,500)	2.3	5.1
Net operating income	9,345	8,845	5.7	8.5
Net loan-loss provisions	(3,036)	(2,963)	2.5	5.2
Other gains (losses) and provisions	(704)	(697)	0.9	3.6
Profit before tax	5,606	5,185	8.1	11.0
Tax on profit	(2,295)	(2,258)	1.6	4.4
Profit from continuing operations	3,311	2,927	13.1	16.2
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,311	2,927	13.1	16.2
Non-controlling interests	(373)	(335)	11.1	14.1
Underlying attributable profit to the parent	2,939	2,592	13.4	16.4

Balance sheet
Loans and advances to customers	75,618	70,850	6.7	8.5
Cash, central banks and credit institutions	37,470	37,015	1.2	2.9
Debt instruments	39,611	40,718	(2.7)	(1.1)
Other financial assets	6,790	6,133	10.7	12.5
Other asset accounts	12,545	11,320	10.8	12.6
Total assets	172,033	166,036	3.6	5.3
Customer deposits	74,745	68,306	9.4	11.2
Central banks and credit institutions	30,334	29,771	1.9	3.5
Marketable debt securities	18,952	21,218	(10.7)	(9.2)
Other financial liabilities	23,589	24,241	(2.7)	(1.1)
Other liabilities accounts	8,631	7,237	19.3	21.2
Total liabilities	156,251	150,773	3.6	5.3
Total equity	15,782	15,264	3.4	5.1

Pro memoria:
Gross loans and advances to customers B	80,150	75,282	6.5	8.2
Customer funds	121,752	110,243	10.4	12.2
Customer deposits C	61,789	57,432	7.6	9.3
Mutual funds	59,964	52,811	13.5	15.4

Ratios (%) and operating data
Underlying RoTE	21.16	19.68	1.47
Efficiency ratio	33.0	33.7	(0.7)
NPL ratio	5.32	5.25	0.07
NPL coverage	99.8	106.9	(7.1)
Number of employees	46,682	46,914	(0.5)
Number of branches	3,656	3,438	6.3
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Chile

2019 Highlights
•
Santander remains the leading privately-owned bank by assets and customers in the country and continued to focus on enhancing the quality of service, enabling us to improve to second position in NPS and achieve a record rise in account openings.
•
Business growth with acceleration in some segments, mainly mortgages, consumer finance and corporates.
•
Underlying attributable profit increased 3% year-on-year, 7% excluding the exchange rate impact, driven by gains on financial transactions, cost control and improved cost of credit. In the second half of the year, of note was net interest income and net fee income.

Underlying attributable profit
EUR 630 Mn

Strategy
Santander is the largest privately-owned bank in Chile by assets and customers, with a marked retail (individuals and SMEs) and transactional focus. In 2019, we continued to develop our strategy to become the best bank for our customers, boosting loyalty, leading digitalisation and enhancing customer experience. To this end, several measures were launched in the year:

•
Under the branch network transformation strategy, we continued to open more Work Café branches and pilot branches of Work Café 2.0, with positive initial results in efficiency and productivity. We ended the year with 53 Work Café branches (almost 14% of our total branch network).

•
As regards loyalty and customer attraction, we boosted the Santander Life programme, focused on promoting solid credit performance and deepening financial education. We launched new products this year, such as Plan Life Latam, which allows accumulation of MéritosLife and Latam air miles, and Cuenta Life, a demand account without a credit facility which rewards good savings behaviour. In 2019, Santander Life achieved a record rise in new customers.

We also launched Superhipoteca 40 años, a product aimed at people under the age of 35.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	704		1,247
46%	/active customers	+15%	YoY

In digitalisation, we announced the creation of Klare, the first digital open platform for insurance sales in Chile, which will allow our customers to take out policies in a simple, secure, personalised and transparent way.
Under our strategy of developing global payment platforms, we completed the soft launch of the Superdigital app, our fully digital financial inclusion proposition, now publicly available and awaiting the hard launch.

•
Enhancing the customer service quality remained one of our priorities, which is reflected in a significant increase in customer satisfaction. In 2019, we ranked second both in NPS and net satisfaction.

These initiatives led to a record rise in account openings, capturing over 26% of new account openings in the country. We also continued to improve customer loyalty and digitalisation (5% and 15% year-on-year growth, respectively).
Santander Chile is continuously striving to become the best bank for customers. Euromoney, The Banker and Latin Finance recognised these efforts naming Santander as the Best Bank in Chile.

354	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers increased 2% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 8%, underpinned by mortgages, consumer finance and corporates.
Customer deposits grew 6% year-on-year, and rose 11% excluding repurchase agreements and the exchange rate impact, reflecting the positive performance of demand deposits (+19%). Mutual funds rose 15% in a low interest rate environment.

Results
Underlying attributable profit of EUR 630 million in 2019 (6% of the Group’s total operating areas), with an underlying RoTE of 18.1%.
Compared to 2018, underlying attributable profit rose 3% in euros. Excluding the exchange rate impact it was 7% higher, as follows:

•
Total income rose 4%, driven by the 85% rise in gains on financial transactions due to higher income from customer treasury. Net interest income was affected by lower inflation and historically low interest rates. Net fee income fell 1%, partly due to wholesale business in the first half of the year.

•	Administrative expenses and amortisations increased 2%, driven by investments in technology and branches. The efficiency ratio improved 71 bps to 40.6%.

•	Net loan-loss provisions were 3% lower, with an improvement in cost of credit of 11 bps to 1.08% in the year. The NPL ratio dropped to 4.64% and the coverage ratio was 56%.

•	Other gains (losses) and provisions decreased by 36% primarily from reversals of provisions.

Chile
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	1,867	1,944	(4.0)	(0.3)
Net fee income	404	424	(4.6)	(0.9)
Gains (losses) on financial transactions A	266	149	78.4	85.2
Other operating income	2	19	(87.8)	(87.3)
Total income	2,539	2,535	0.2	4.0
Administrative expenses and amortisations	(1,031)	(1,047)	(1.6)	2.2
Net operating income	1,508	1,488	1.4	5.2
Net loan-loss provisions	(443)	(473)	(6.3)	(2.8)
Other gains (losses) and provisions	63	103	(38.5)	(36.1)
Profit before tax	1,129	1,118	0.9	4.8
Tax on profit	(210)	(219)	(4.1)	(0.5)
Profit from continuing operations	919	899	2.2	6.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	919	899	2.2	6.1
Non-controlling interests	(289)	(287)	0.7	4.6
Underlying attributable profit to the parent	630	612	2.9	6.8

Balance sheet
Loans and advances to customers	38,584	37,908	1.8	8.3
Cash, central banks and credit institutions	7,557	4,247	78.0	89.4
Debt instruments	5,062	3,106	63.0	73.4
Other financial assets	7,856	3,164	148.3	164.2
Other asset accounts	3,091	2,486	24.3	32.3
Total assets	62,151	50,911	22.1	29.9
Customer deposits	27,344	25,908	5.5	12.3
Central banks and credit institutions	8,224	5,869	40.1	49.1
Marketable debt securities	10,722	9,806	9.3	16.4
Other financial liabilities	9,662	3,535	173.3	190.9
Other liabilities accounts	1,294	919	40.8	49.8
Total liabilities	57,246	46,037	24.3	32.3
Total equity	4,905	4,874	0.6	7.1

Pro memoria:
Gross loans and advances to customers B	39,640	39,019	1.6	8.1
Customer funds	35,095	33,279	5.5	12.2
Customer deposits C	27,060	25,860	4.6	11.4
Mutual funds	8,035	7,419	8.3	15.3

Ratios (%) and operating data
Underlying RoTE	18.08	18.34	(0.26)
Efficiency ratio	40.6	41.3	(0.7)
NPL ratio	4.64	4.66	(0.02)
NPL coverage	56.0	60.6	(4.6)
Number of employees	11,580	12,008	(3.6)
Number of branches	375	381	(1.6)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Argentina

2019 Highlights
•
In 2019, the Bank announced the change of its commercial brand from Santander Río to Santander.
•
We continued to focus on our four strategic pillars: selective growth, customer experience, efficiency and transformation.
•
In an environment of macroeconomic downturn, underlying attributable profit was EUR 144 million. Strong grow across all P&L lines due to the high inflation and interest rates, combined with efficiency improvements.

Underlying attributable profit
EUR 144 Mn

Strategy
Since August 2019, the Argentinian economy has been suffering from a relative weakening of the local currency and an increase in the risk premium, against a backdrop of a downward revision to the macroeconomic outlook, with high interest rates and inflation. In this context, we have decided to prioritise liquidity and capital, maintaining excess liquidity well above the required reserves at the Central Bank and high capitalisation.
The commercial strategy is focused on transactional business and customer service improvements, together with the digital transformation of the main processes and products. Our goal is to fully digitalise our platforms and incorporate cutting-edge technology in order to better know our customers and anticipate their needs. We have also redefined the value proposition, particularly in the priority segments.
This commercial strategy has led to the launch of various initiatives:

•	Banca VIP: a subsegment for our high-income commercial banking customers in order to offer them a tailored customer care model and exclusive experiences.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	1,363		2,196
47%	/active customers	+5%	YoY

•	iU: dedicated proposition for 18 to 31-year-olds which includes financial and non-financial benefits, such as mentoring, scholarships and an online platform for distance learning, among others.

•	Women, a comprehensive proposition for financial and non-financial services, which focuses on female entrepreneurs, owners of SMEs and professionals.

•	The institutional campaign Queremos ayudarte whose aim is to strengthen the Bank's relationship with customers.
As for digital transformation, we launched the signing-up for digital accounts and packages in branches, a new credit card marketing model and a virtual assistant serving digital customers. Thanks to all these initiatives, the publication Global Finance Magazine once again named Santander as the Best Digital Bank in Argentina.
In 2020, Openbank is expected to be launched in the country.
As a result of all the above, loyal customers accounted for 47% of active customers and digital customers rose 5%.

356	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Business performance
Loans and advances to customers fell 10% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers were 40% higher. The peso denominated portfolio increased, driven by inflation-adjusted products (mortgages, auto finance) and by cards, while dollar balances declined in the currency of origin.
Customer deposits declined 21% compared to 2018 in euros. Excluding repurchase agreements and the exchange rate impact, deposits rose 24%. Local currency deposits grew 58% (backed by demand and time deposits) and foreign currency ones declined.
Santander maintained a high dollar liquidity ratio and the excess liquidity in pesos was placed in central bank notes.
Results
Underlying attributable profit amounted to EUR 144 million in the year (1% of the Group’s total operating areas), with an underlying RoTE of 22.2%.
Compared to 2018, underlying attributable profit was 75% lower in euros. Excluding the exchange rate impact, growth was 224%. Both year’s results are affected by the high inflation adjustment, lower in 2019:
As regards business activity:

•
Total income doubled, growing above inflation. Net interest income rose 127%, underpinned by higher interest rates and higher volumes of central bank notes. Net fee income rose 84%, driven by greater foreign currency transactions and income from cash deposits. Gains on financial transactions fell 12%.

•	Administrative expenses and amortisations increased 88% hit by the inflationary environment and the peso’s depreciation.

•
Net loan-loss provisions were higher (+89%), mainly driven by the individuals segment and the aforementioned high inflation impact. The cost of credit was 5.09% (3.45% in 2018). The NPL ratio stood at 3.39% (3.17% in 2018), and the coverage ratio at 124%. Credit quality ratios were affected by the country's situation.

•	Other gains (losses) and provisions which includes greater charges for potential legal contingencies.

Argentina
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	940	768	22.4	126.7
Net fee income	446	448	(0.5)	84.3
Gains (losses) on financial transactions A	80	170	(52.7)	(12.3)
Other operating income	(150)	(177)	(15.0)	57.4
Total income	1,316	1,209	8.8	101.6
Administrative expenses and amortisations	(762)	(751)	1.4	87.9
Net operating income	554	458	21.0	124.1
Net loan-loss provisions	(235)	(231)	2.0	88.9
Other gains (losses) and provisions	(101)	(45)	127.3	321.2
Profit before tax	217	183	19.1	120.6
Tax on profit	(72)	(100)	(27.6)	34.1
Profit from continuing operations	145	83	75.3	224.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	145	83	75.3	224.8
Non-controlling interests	(2)	(1)	150.8	364.8
Underlying attributable profit to the parent	144	82	74.7	223.7

Balance sheet
Loans and advances to customers	4,792	5,334	(10.2)	40.1
Cash, central banks and credit institutions	3,911	5,096	(23.3)	19.7
Debt instruments	429	825	(48.0)	(18.9)
Other financial assets	87	6	—	—
Other asset accounts	836	742	12.7	75.8
Total assets	10,054	12,003	(16.2)	30.7
Customer deposits	7,002	8,809	(20.5)	24.0
Central banks and credit institutions	1,033	849	21.6	89.6
Marketable debt securities	71	422	(83.2)	(73.9)
Other financial liabilities	747	743	0.4	56.6
Other liabilities accounts	392	307	27.6	99.0
Total liabilities	9,244	11,132	(17.0)	29.5
Total equity	810	871	(7.0)	45.1

Pro memoria:
Gross loans and advances to customers B	4,993	5,574	(10.4)	39.7
Customer funds	8,099	10,191	(20.5)	24.0
Customer deposits C	7,002	8,809	(20.5)	24.0
Mutual funds	1,097	1,382	(20.6)	23.8

Ratios (%) and operating data
Underlying RoTE	22.20	11.62	10.58
Efficiency ratio	57.9	62.1	(4.2)
NPL ratio	3.39	3.17	0.22
NPL coverage	124.0	135.0	(11.0)
Number of employees	9,178	9,324	(1.6)
Number of branches	438	468	(6.4)
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Uruguay

2019 Highlights
•
Santander Uruguay is the country’s leading privately-owned bank, with a strategy focused on improving efficiency and enhancing the quality of service, through digital transformation and commitment to the community.
•
Loans and advances to customers grew in our target segments, products and currencies. Of note were commercial activity and the growth in the retail portfolio.
•
Underlying attributable profit rose 14%, 24% excluding the exchange rate impact, spurred by customer revenue and improved efficiency. RoTE of 29.5%.

Underlying attributable profit
EUR 150 Mn
Strategy
In a worse economic environment, we achieved our financial targets, while improving our market reputation and customer satisfaction. We continued to progress in our technological transformation plan, offering improved products and services, helping our customers and the community in a responsible way.
In line with our strategy of innovation and contributing to people’s progress, we launched Prosperá, which satisfies the demand for microcredits to small businesses and Santander Locker, a proposal that simplifies the delivery of our products.
In addition, the consolidation of our strategy enabled us, both the bank and our financial entities, to gain market share this year, and to continue to grow customer loyalty, which increased 20% in the year.
Business performance
Loans and advances to customers grew 3% year-on-year in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers rose 15% driven by growth in the local currency portfolio (+15%) and the target segments and products: consumer credit and cards (+12%).
Customer deposits were 8% higher in euros compared to 2018. Excluding the exchange rate impact and repurchase agreements, they increased 22%. Peso deposits grew 14% and foreign currency ones 8%.
Results
In 2019, underlying attributable profit was EUR 150 million with an underlying RoTE of 29.5%.
Compared to 2018, underlying attributable profit increased 14% in euros and 24% excluding the exchange rate impact. By line items:

•	Total income grew 16% mainly driven by net interest income (+16%) and net fee income (+17%).

•	Administrative expenses and amortisations rose 9%, at a slower pace than total income, improving the efficiency ratio to 42.0% (-269 bps year-on-year).

•	Net loan-loss provisions fell slightly (-1%), the cost of credit improved to 2.31% and coverage was high (98%).

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	109		394
26%	/active customers	+7%	YoY

Uruguay
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	333	311	7.1	16.5
Total income	447	419	6.6	16.0
Administrative expenses and amortisations	(188)	(187)	0.2	9.0
Net operating income	259	232	11.8	21.6
Net loan-loss provisions	(63)	(69)	(8.6)	(0.6)
Profit before tax	189	159	18.8	29.3
Underlying attributable profit to the parent	150	131	14.2	24.3

Balance sheet
Total assets	5,051	4,605	9.7	23.9
Gross loans and advances to customers A	2,804	2,743	2.2	15.4
Customer funds	4,197	3,893	7.8	21.8
Customer deposits B	4,162	3,861	7.8	21.7
Mutual funds	36	32	12.8	27.3
A. Excluding reverse repos.
B. Excluding repos.

358	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Peru
2019 Highlights

•	We continued to develop our activity focused on the corporate segment, the country’s large companies and the Group’s global customers.

•	Underlying attributable profit rose 15% year-on-year, or 11% excluding the exchange rate impact, spurred by revenue.

Underlying attributable profit
EUR 48 Mn
Strategy
The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers.
The auto loan financial entity continued to expand its business within the Group’s strategy of increasing its presence in this sector.
Business performance
Loans and advances to customers increased 11% year-on-year in euros (+7% on a gross basis, excluding the exchange rate impact), and customer deposits remained largely unchanged (-4% excluding the exchange rate impact).
Results
Underlying attributable profit of EUR 48 million in euros in 2019 was 15% higher year-on-year, equivalent to an RoTE of 21.4%.
Excluding the exchange rate impact, underlying attributable profit increased 11%:

•	Total income grew 14% driven by good performance of net interest income and gains on financial transactions.

•	The efficiency ratio improved to 32.9% (-0.2 pp year-on-year).

•	Net loan-loss provisions remained low, with a cost of credit of just 0.12%.
The NPL ratio was 0.78% and coverage was very high.

Colombia
2019 Highlights

•	The strategy is focused on corporates, large corporates and SCIB customers.

•	New alliances in auto finance to strengthen our position in this market with digital propositions.

•	Underlying attributable profit of EUR 16 million in the year, 72% more than in 2018, 81% higher excluding the exchange rate impact.

Underlying attributable profit
EUR 16 Mn
Strategy
We remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products supporting the country’s infrastructure plan. In 2019, we ranked first in project finance both in terms of volumes and number of transactions, outperforming all local banks and international peers.
We are also working to increase the profitability of auto finance and consolidate our position in this market with digital propositions. We have signed two alliances: the first with Chekar.co, a fully digital platform for buying and selling vehicles, and the second with Tucarro.com of Mercado Libre, where the user can request and have a loan approved in six minutes.
Business performance
Loans and advances to customers rose 1% year-on-year in euros. In gross terms and excluding the exchange rate impact they also rose 1%, of note was the rise in auto finance.
Customer deposits rose 56% in euros and 54% excluding the exchange rate impact, driven by time deposits.
Results
Underlying attributable profit of EUR 16 million in the year compared to EUR 9 million in 2018. Underlying RoTE of 11.8%.
Excluding the exchange rate impact, underlying attributable profit rose 81%, backed by total income (+63%) spurred by growth in net fee income (+92%), net interest income (+52%) and gains on financial transactions (+53%).
Administrative costs and expenses grew less than total income, enabling the efficiency ratio to improve 4.6 pp to 50%.
Cost of credit was 0.74%.

4.4 CORPORATE CENTRE

2019 Highlights
•
The Corporate Centre’s objective is to aid the operating units by adding value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.
•
The underlying attributable loss was higher compared to 2018, mainly due to higher costs related to foreign currency hedging and the increased stock of issuances.

Underlying attributable profit
EUR	-2,096 Mn

Strategy and functions
The Corporate Centre contributes value to the Group in various ways:

•	It makes our governance more solid, through global control frameworks and supervision.

•	It fosters the exchange of best practices in management of costs and generating economies of scale. This enables us to be one of the most efficient banks.

•	It contributes to the launch of projects that will be developed by global business areas, including digitalisation processes.
It also coordinates the relationship with European regulators and develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–	Structural management of liquidity risk associated with funding our recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

Global Headquarters. Boadilla del Monte

–
This activity is carried out by the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate plus a premium, which in liquidity terms, we support by immobilising funds during the term of the operation.

–
Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–
Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ annual results in euros. At year-end, net investments in equity are currently hedged by EUR 26,060 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) of various instruments (spot, fx, forwards).

•	Management of total capital and reserves: efficient capital allocation to each of the units in order to maximise shareholder return.

Global Headquarters. Boadilla del Monte

360	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Results
In 2019, underlying attributable loss of EUR 2,096 million, 24% greater than in 2018, driven by:

•
Higher negative impact of net interest income, from EUR -987 million in 2018 to EUR -1,252 million in 2019, mainly due to the higher stock of wholesale market debt issuances and, to a lesser extent, IFRS 16.

•
Lower gains on financial transactions (EUR 307 million less), driven by the greater cost of foreign currency hedging, the counterpart of which is in the conversion of results to euros in certain countries.

•
Administrative expenses and amortisations improved 12% driven by ongoing streamlining and simplification measures, continuing actions taken in previous years, which have resulted in a reduction in the cost base of around 35% over the last five years.

•	Lower net loan-loss provisions, down from EUR 115 million in 2018 to EUR 36 million in 2019.

•
Other gains (losses) and provisions include very diverse charges: provisions, intangible assets, cost of the state guarantee on deferred tax assets, pensions, litigation, impairment of investments, etc. The net impact went from EUR -101 million in 2018 to EUR -237 million in 2019.

Pereda building. Global Headquarters in Boadilla del Monte (Madrid)

CORPORATE CENTRE
EUR million
Underlying income statement	2019	2018	%
Net interest income	(1,252)	(987)	26.9
Net fee income	(50)	(69)	(27.8)
Gains (losses) on financial transactions A	(297)	11	—
Other operating income	(18)	(12)	49.5
Total income	(1,617)	(1,057)	53.0
Administrative expenses and amortisations	(373)	(426)	(12.5)
Net operating income	(1,990)	(1,483)	34.2
Net loan-loss provisions	(36)	(115)	(68.8)
Other gains (losses) and provisions	(237)	(101)	135.3
Profit before tax	(2,262)	(1,699)	33.2
Tax on profit	157	14	—
Profit from continuing operations	(2,105)	(1,685)	24.9
Net profit from discontinued operations	—	—	—
Consolidated profit	(2,105)	(1,685)	24.9
Non-controlling interests	9	(1)	—
Underlying attributable profit to the parent	(2,096)	(1,686)	24.4

Balance sheet
Loans and advances to customers	5,764	6,509	(11.4)
Cash, central banks and credit institutions	32,803	39,840	(17.7)
Debt instruments	840	377	122.5
Other financial assets	2,406	2,113	13.8
Other asset accounts	126,539	121,775	3.9
Total assets	168,352	170,614	(1.3)
Customer deposits	793	235	238.2
Central banks and credit institutions	12,254	30,879	(60.3)
Marketable debt securities	54,495	41,783	30.4
Other financial liabilities	636	1,334	(52.3)
Other liabilities accounts	9,810	8,208	19.5
Total liabilities	77,989	82,439	(5.4)
Total equity	90,362	88,175	2.5

Operating data
Number of employees	1,651	1,700	(2.9)
A. Includes exchange differences.

4.5 Secondary segments
RETAIL BANKING

2019 Highlights
•
We continued to focus on enhancing customer satisfaction, covering their needs and boosting loyalty. At the end of December 2019, we had 145 million customers, of which more than 21 million are loyal.
•
Underlying attributable profit of EUR 7,748 million in the year, 7% higher than in the same period of 2018 due to customer revenue and improved efficiency.
•
We were named the Best Bank in Latin America and the Best SME Bank in Western Europe by Euromoney and Best Bank in the Americas and Best Bank in Western Europe by The Banker.

Underlying attributable profit
EUR 7,748 Mn

Commercial activity
We want to be the reference bank for customers of all income levels, offering services and products that best meet their needs. Furthermore, we are fostering entrepreneurship, helping SMEs and other companies via loans and non-financial support. We launched various commercial initiatives in the year, which have been described in the corresponding primary segments and are summarised below:

•
In individuals, we continued to strengthen our business with new differentiated products. In Chile, for example, we launched new proposals for the mass market segment within the Life strategy, enabling us to significantly increase the number of new customers. In Argentina we launched Banca VIP, a new customer care model for our high-income commercial banking customers. In Spain we launched the Smith Plan in order to be the leader in the non-resident segment, via a differentiated value proposition focused mainly on covering the needs of those who are purchasing a house in Spain. In Mexico, we launched the Legacy credit card for private banking customers, being the first and only bank in the country to have an alliance with American Express.

Loyal customers		Digital customers
December 2019. Thousands		December 2019. Thousands

	21,556		36,817
31%	/active customers	+15%	YoY

•
In auto finance we continued to expand the business in certain countries. For example, SCF closed a deal with Hyundai Kia for the acquisition of 51% of the financial entity that both companies own in Germany, bolstering our leadership in this market. The agreement with Fiat Chrysler in the US was amended strengthening our partnership and new alliances were also made in Colombia to boost our position in the market.

•
In the SME segment, we continued to move forward with products such as Prospera in Brazil, a microfinance and loan programme for entrepreneurs which now has more than twice as many customers as last year. This programme was also launched in Uruguay to satisfy the demand of small businesses. In Brazil, we also announced Santander Duo, a new product with a differentiated offering for small entrepreneurs, which combines accounts of legal and natural persons. In Argentina we launched Women, a comprehensive proposition for financial and non-financial services, which focuses on female entrepreneurs, owners of SMEs and professionals.

•
Of note in corporates were strategies such as those implemented in the US with the Lead Bank project to strengthen our relationships with American companies. In Poland, we have introduced pre-limits for selected corporate customers, improving customer relationships shortening the decision-making process and anticipating and accommodating their basic needs better. We also formed part of the financing of one of the most important road infrastructure projects in Colombia and we led the consortium of banks for the loan to one of the main state energy companies in Poland. In addition, we contributed non-financial solutions, such as Santander Advance Empresas in Portugal, offering management courses for executives and a scholarship programme.

362	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Smart Red branch, Spain

Regarding our branch network, we have 11,952 branches, making us the international bank with the largest branch network.
For years, we have been committed to boosting our multi-channel offering. The branches continue to be a very relevant channel, focusing on improving the customer experience and offering advice on everything they need.
In order to better adapt to their needs, we continue to have branches that offer specialised customer care to certain segments. In addition, we continued with the conversion of traditional bank branches into new collaborative spaces focused on customer experience and digital capabilities, such as the Work Café branches (Chile, Spain, Brazil, the UK, Portugal, Mexico and Argentina), Smart Red branches (Spain, the UK and Portugal) or Santander Ágil in Mexico.
All of these measures helped to boost the total number of customers to 145 million, as well as increase the number of loyal customers (+9% individuals and +3% corporates year-on-year).
Business performance
Loans and advances to customers increased 5% compared to 2018 in euros. Excluding reverse repurchase agreements and the exchange rate impact, gross loans rose 3%.
Customer deposits rose 7% in euros compared to the same period of 2018. Excluding repurchase agreements and the exchange rate impact, they were 4% higher, driven by growth in demand deposits (+5%).

Results
Underlying attributable profit amounted to EUR 7,748 million in 2019 (74% of the Group’s operating areas).
Compared to 2018, underlying attributable profit rose 7% in euros. Excluding the exchange rate impact, profit also delivered a 7% increase, as follows:

•	Total income increased 4%, driven by the main P&L lines: net interest income increased 3%, net fee income 5% and gains on financial transactions 31%.

•	Administrative expenses and amortisations were 3% higher, improving the efficiency ratio by 79 basis points to 44.8%.

•	Net loan-loss provisions increased 7%, primarily due to higher volumes, maintaining good credit quality.

•	Other gains (losses) and provisions improved 8% primarily driven by SCF and the UK.

RETAIL BANKING
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	33,157	32,262	2.8	3.3
Net fee income	9,094	8,870	2.5	4.9
Gains (losses) on financial transactions A	975	757	28.9	31.5
Other operating income	298	343	(13.1)	(35.3)
Total income	43,523	42,231	3.1	3.8
Administrative expenses and amortisations	(19,481)	(19,236)	1.3	2.6
Net operating income	24,042	22,994	4.6	4.7
Net loan-loss provisions	(9,154)	(8,549)	7.1	7.4
Other gains (losses) and provisions	(1,624)	(1,791)	(9.4)	(8.2)
Profit before tax	13,265	12,654	4.8	4.7
Tax on profit	(4,156)	(4,144)	0.3	1.1
Profit from continuing operations	9,109	8,510	7.0	6.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	9,109	8,510	7.0	6.5
Non-controlling interests	(1,361)	(1,272)	7.0	6.4
Underlying attributable profit to the parent	7,748	7,238	7.0	6.5
A. Includes exchange differences.

SANTANDER CORPORATE & INVESTMENT BANKING

2019 Highlights
•
SCIB maintains its long-term strategy focused on optimising the use of capital, increasing revenue, and disciplined cost management.
•
Good performance of the Global Transaction Banking (GTB) and Global Debt Financing (GDF) businesses and market activities in the Americas.
•
We continued with the execution of strategic projects focused on improving internal systems, cost control and talent management.
•
Underlying attributable profit was 4% higher in euros, 10% higher excluding the exchange rate impact, driven by 7% growth in total income and lower loan-loss provisions.

Underlying attributable profit
EUR 1,761 Mn

Strategy
SCIB is our global business for corporate clients and institutions that require tailored services and wholesale value-added products adapted to their complexity and sophistication.
Our long-term strategy remains focused on:

•
Increasing the rotation and efficiency of capital, maximising the return on risk-weighted assets (1.8%). To this end, SCIB has strengthened the Private Debt Mobilisation teams in Europe and the UK, to increase the distribution of assets in the secondary market. The increase in rotation and the earlier detection of risks reduced provisions in the year.

•	Increasing diversification, both by countries and by customers and products:

–	By countries, through the promotion of business in Continental Europe and the Andean Region, as well as in the UK and the US, having completed the reforms required by the regulators.

Total income breakdown
Constant EUR million

TOTAL*	+7%
Capital & Other	-13%
Global Markets	+12%
Global Debt Financing	+6%
Global Transaction Banking	+11%
(*) In euros: +4%

–
As for the diversification of our customer base, we are increasing our business with institutional and financial entities, offering a wide range of products throughout our markets, thus complying with the strategy of being a global bank with presence in more than 12 countries.

–	Continuing to expand the range of products to customers of the retail banking network, supporting collaboration revenues growth, +17% compared to 2018.

•	Continuing to strengthen our commitment to sustainability, leading the Project Finance rankings and expanding the range of green products for our customers.

Business performance
Main actions performed in the year by business line:

•
Cash management: strong increase in the transactional business as well as in customer funds in our core markets (Europe and Latin America), as a result of the strengthening of our product capabilities in the region, innovating in the digitalisation of the business both in origination and in the development of our products.

364	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•
Export finance & agency finance: double-digit growth in the year, especially in the US and Latin America, consolidating our world leadership position in export financing backed by export credit agencies (ECA).

•
Trade & working capital solutions: robust growth in Receivables Finance in the Americas and Europe, and Trade Funding, especially in the Americas, as a result of the continuous improvement of our product offering and the digitalisation of receivables and confirming platforms. In 2019, we were named best bank worldwide for Supply Chain Finance.

•
Debt capital markets: significant growth in the year, backed by good performance in Europe, Brazil and the US. We issued the first end-to-end blockchain bond, an example of our innovation in the capital markets and the first step towards a potential market for mainstream security tokens[1]. We continued to focus on activities related to sustainable financing, being a reference for the issuance of green bonds, while maintaining its leadership in Latin America and significant positions in the European corporate market.

•
Corporate Finance: in merger and acquisitions (M&A) we strengthened our position as the leader in advising the renewable energy sector, with noteworthy operations in the year in wind farms in Spain and the UK. Double-digit growth in advisory for share issuances in the primary market, particularly in Brazil.

•
Syndicated corporate loans: we continued to play a significant role, although with a reduced volume of acquisitions during the year due to low M&A activity. In line with our responsible banking strategy, we increased our range of sustainable finance products via green loans or loans linked to sustainable indices.

•
Structured financing: we maintained our global leadership position in Project Finance, having more issuances globally than any other bank and were the fifth by volumes. The focus on the renewable energy sector needs to be highlighted, with more than 66 project financings during 2019. We also maintained our leadership in Latin America in financial advisory and improved our positioning in Europe.

•
Global Markets: the positive evolution of market activity, with significant growth in the Americas, compensating lower (albeit growing) activity in Europe. Good sales performance, both corporate and institutional, with double-digit growth, particularly in Brazil, the UK, Mexico and Chile. The books have also recorded significant growth, with outstanding results in the UK, Chile, Argentina and the US.

Loans and advances to customers rose 21% in euros compared to 2018. Excluding reverse repurchase agreements and the exchange rate impact, gross loans and advances to customers increased 12%.
Customer deposits were down 4% in euros in 2019. Excluding repurchase agreements and the exchange rate impact, they grew 1%.

Ranking 2019
Award / ranking	Source	Area
Best Trade Finance bank in Chile, Argentina and Spain	GLOBAL FINANCE	GTB
Best Supply Chain Finance Provider in Latin America	GLOBAL FINANCE	GTB
Best Trade Finance Provider in Latam	GLOBAL FINANCE	GTB
Deal of the year Europe 2019: Infrastructure & Project Finance - Hornsea Offshore Wind Project GBP 3.6 bn financing	The Banker	GDF
Deal of the year Asia 2019: Bonds Corporate - ChemChina USD 4.95 bn multi-tranche and EUR 1.2 bn senior unsecured bond	The Banker	GDF
Best Overall ECA Finance Deal of the Year. Winner: DUQM Refinery	TXF	GTB
Best Americas ECA Finance Deal of the Year. Winner: Petroperu/Talara Refinery	TXF	GTB
Best ECA-backed Renewables Finance Deal of the Year. Winner: Hornsea	TXF	GTB
Best Supply Chain Bank Award	GTR	GTB
Best Trade Finance Bank in Latam	GTR	GTB
Best Supply Chain Finance Bank	Trade Finance	GTB
Best Investment Bank in Spain and Poland	Euromoney	Global
Financial Advisor of the Year: Latin America	Latin Finance	GDF
Most innovative investment bank of the year for structured finance 2019	The Banker	GDF
Capital Relief Issuer of the Year award	SCI Capital Relief Trades Awards 2019	GDF
Best Liquidity Provider	Global Capital Covered Bond Awards 2019	GDF
Best bank for emerging LatAm currencies 2019	FX Week Best Banks Awards 2019	Markets
#1 Global / Americas / EMEA Renewable Energy Project Finance by deal count in 2019	Dealogic	GDF
#1 Global Project Finance - Financial Adviser by deal count in 2019	Dealogic	GDF
#1 Santander Global, Europe, Latin America and Middle East ECA financing by volume and deal count in 2019	Dealogic	GTB

1.	Mainstream security tokens: Financial instruments subject to securities market regulation, which are issued and traded using blockchain.

Results
Underlying attributable profit in 2019 of EUR 1,761 million (17% of the Groups’ total operating areas), driven by the strength and diversification of SCIB's customer revenue (89% of total revenue).
Compared to 2018, underlying attributable profit increased 4%. Excluding the exchange rate impact, it rose 10%, as follows:

•
Total income grew because of the 14% rise in net interest income. Net fee income increased 1%, with a better performance in the second half of the year, as it was 12% higher than in the first half of 2019.

Gains on financial transactions dropped 12%, despite an excellent first quarter which partially offset the worse relative performance in the second and third quarters of the year.

•	Higher administrative expenses and amortisations associated with transformation projects.

•	Net loan-loss provisions were significantly lower, mainly in Mexico and Brazil.
By segments, better results from Global Transaction Banking and Global Debt Financing.

SANTANDER CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	2,721	2,461	10.6	14.0
Net fee income	1,528	1,534	(0.4)	1.0
Gains (losses) on financial transactions A	739	898	(17.7)	(11.7)
Other operating income	295	184	60.7	61.5
Total income	5,284	5,077	4.1	7.4
Administrative expenses and amortisations	(2,276)	(2,101)	8.3	9.4
Net operating income	3,008	2,975	1.1	5.9
Net loan-loss provisions	(155)	(198)	(21.9)	(23.0)
Other gains (losses) and provisions	(86)	(97)	(11.1)	(11.4)
Profit before tax	2,767	2,680	3.2	8.9
Tax on profit	(838)	(832)	0.6	6.4
Profit from continuing operations	1,929	1,848	4.4	10.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,929	1,848	4.4	10.0
Non-controlling interests	(169)	(157)	7.6	9.5
Underlying attributable profit to the parent	1,761	1,691	4.1	10.0
A. Includes exchange differences.

366	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

WEALTH MANAGEMENT & INSURANCE

2019 Highlights
•
Assets under management in the Private Banking and Asset Management businesses reached EUR 395 billion, 13% more than last year. Total insurance gross written premiums increased also 13%. This consolidated Santander's position in these businesses in its ten core markets.
•
The total fee income generated, including those transferred to the branch network, rose 6% to EUR 3,493 million (30% of the Group's total).
•
Total contribution (net profit + fee income) amounted to EUR 2,494 million, +8% year-on-year.

Underlying attributable profit
EUR 960 Mn

Strategy
We continued to progress in our plan to make us the best and most responsible wealth manager in Europe and Latin America, with the following notable initiatives:

•	In 2019, we created two regional hubs (Europe and Latin America) in Santander Asset Management (SAM) and strengthened the institutional and alternative products teams.
We completed our product offering with the launch of Santander GO, a range of international products offering strategies developed jointly with management companies such as Morgan Stanley, PIMCO, Robecco, JPM and Amundi, and which has already reached more than EUR 700 million.
We also re-launched the Global Multi-Asset Strategy team to improve the range of client-focused investment solutions and provide a better service to our institutional clients.
In addition, we are expanding the ESG product offering in our main markets and developing our own ESG rating methodology, which will be ready in 2020. Also of note was the effort made to redefine the operating model in order to improve efficiency and the implementation of the Aladdin investment platform, in alliance with Blackrock.

Business performance: SAM and Private Banking
December 2019. EUR billion and % change in constant euros

Dec-18
+13%
+11%
+11%
+11%
+22%
+5%
+5%

Note:	Total asset marketed and/or managed in 2019 and 2018.
(*) Total adjusted customer funds of private banking managed by SAM. Pro forma including Banco Popular asset management joint ventures. The repurchase of the remaining 60% of their stakes was pending regulatory authorisations and other customary conditions on 31 December 2019 and was completed in January 2020.

•
In Santander Private Banking (SPB) we continued to strengthen our teams with the best professionals and launched the Global Value Proposition, an international platform of products and services to cover the worldwide needs of our clients, facilitating their recognition as such in the geographies where they want to operate and making a wide range of products, services and benefits available.

In addition, we are strengthening the business across our different markets, which is reflected in an increase in collaboration volumes of 36%, up to EUR 5,350 million.
Additionally, we continue to develop the Private Wealth segment, whose business contribution grew by 18% with respect to 2018, with a global offer for high net worth clients.
In 2019 we received numerous awards, notably from The Banker (Best Private Banking in Latin America), Euromoney (Best Private Banking in Latin America, Spain, Portugal, Mexico, Chile and Argentina) and Global Finance (Best Private Banking in Spain and Portugal).

Insurance gross written premiums	+13%
Change in constant euros	/ 2018

367

•
In insurance, our aim is to become the leader in bancassurance in all our markets and in all branches and segments, and to this end we have defined a strategic plan that will enable us to capture our potential in the medium term.

We are completing the value offering in all our countries together with our main partners. Of note was the creation of a company with MAPFRE to offer car insurance in Spain, the alliance with HDI in car insurance in Brazil and specific products for SMEs.
Another focus during 2019 was the development of the digital offering, particularly in Chile (Klare) and in Brazil and Mexico (Autocompara).

Business performance
Total assets under management amounted to EUR 395 billion, 13% higher than in 2018, supported by new sales and the market's performance:

•	Strong growth in net sales at SAM in 2019 (EUR 5,700 million), increasing market share in most of our countries, particularly in Spain, Portugal, Chile and Poland.

•	Of note in Private Banking was growth in Brazil and Spain. Loans and advances to customers grew by 5%.
In Insurance, with 20 million total protected customers, the volume of total insurance gross written premiums increased 13% year-on-year, especially in Brazil, Chile and Poland.

Results
Underlying attributable profit was EUR 960 million in 2019, 10% growth year-on-year. Excluding the exchange rate impact growth was 11%, by lines:

•
Total income rose 6% mainly driven by net interest income (+8%), backed by higher lending, and net fee income (+5%). Total fee income generated, including those transferred to the branch network for the distribution of products, increased 6% and represented 30% of the Group's total.

•	Also of note was the greater contribution of the insurance business, recorded in other operating income (+15%).

•	Administrative expenses and amortisations were 3% higher, due to our investments in platforms.

•	Recovery in net loan-loss provisions, due to lower doubtful loan positions in Spain and Portugal.
The total contribution to the Group (including net profit and total fees generated net of taxes) was EUR 2,494 million, 8% growth year-on-year.

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2019	2018	%	% excl. FX
Net interest income	565	526	7.4	7.8
Net fee income	1,201	1,142	5.1	5.2
Gains (losses) on financial transactions A	116	132	(11.7)	(11.1)
Other operating income	341	299	14.0	15.5
Total income	2,223	2,099	5.9	6.3
Administrative expenses and amortisations	(911)	(873)	4.3	3.3
Net operating income	1,312	1,226	7.0	8.5
Net loan-loss provisions	25	(10)	—	—
Other gains (losses) and provisions	(12)	(5)	142.9	136.8
Profit before tax	1,325	1,211	9.4	11.0
Tax on profit	(312)	(284)	10.0	11.9
Profit from continuing operations	1,013	927	9.2	10.7
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,013	927	9.2	10.7
Non-controlling interests	(53)	(53)	1.3	4.0
Underlying attributable profit to the parent	960	875	9.7	11.1
A. Includes exchange differences.

Total profit contribution A

EUR million and % change in constant euros		2,494
	+8%	/ 2018

A.	Including net profit and total fee income generated by this business

368	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

SANTANDER GLOBAL PLATFORM (SGP)

Highlights
•
With the creation of Santander Global Platform we are accelerating our digitalisation process by developing global digital banking solutions with payments at the core for SMEs and individuals.
•
SGP leverages the Group’s scale, footprint and expertise in payments, financial services and in scaling fintech solutions to build best-in-class services in key, high-growth and large addressable markets in which we already have a strong presence.
•
In 2019 we made relevant progress on various initiatives under SGP such as the development of the GMS and GTS platforms, the strategic partnership with Ebury, the launch of Superdigital in Chile and Openbank began to open accounts to customers in Germany, the Netherlands and Portugal.

Strategy
SGP offers digital services based on payment solutions as the main driver of loyalty. The services are being developed based on global platforms to leverage our scale and improve efficiency and customer experience.
By collaborating across our regions and leveraging our scale, footprint and expertise in payments and financial services, we can build our own digital assets and fintech solutions once and then scale them across the Group, significantly lowering development costs and time to market.
It should be noted that SGP does not just offer products and solutions to our banks (B2C) but also to third parties that lack the scale to build best in class payments and digital banking solutions in the open market (B2B2C). We believe that this will allow us to expand our addressable market to non-customers and new geographies, generating relevant new revenue opportunities.
The area continued to advance according to the envisaged schedule.

Bringing best-in-class banking solutions to SMEs:

•
Global Merchant Services (GMS), our global acquiring solution built on the back of Brazil's Getnet and provides online and offline retailers the ability to accept various forms of payment, helping them better manage and grow their businesses.

We are already a Top 10 global acquirer by turnover volume, with more than one million active merchants (local and global) and significant market shares in revenue (Brazil, Mexico and Portugal) and customers (Spain). In Brazil, the market share has doubled in the last five years following Getnet's success with high customer engagement. It is also delivering very high growth, with transaction volumes increasing c.30% annually since 2013.
This platform will first be rolled out in Mexico in Q1 2020, followed by the rest of Latin America and will be able to provide service to the 4 million merchants that are already Group customers.

(1) EMEA + the Americas' revenue pools in merchant acquiring services incl. net MDR & rental terminals.
(2) CAGR 2018-2023.

•
Global Trade Services (GTS), our single global platform to serve companies that want to trade internationally using international payments and FX, trade finance and multi-country accounts. The revenue pool for global transaction banking services is around USD 200 billion.

(3) 50.1% stake; Transaction closing expected in mid-2020 subject to regulatory approvals.

To accelerate the development of this opportunity, we announced a strategic investment in Ebury to acquire a 50.1% stake which will shortly be incorporated once the regulatory approvals are obtained. Ebury brings best-in-class international business and FX platform for SMEs and, more importantly, a top-notch team.
Ebury currently has more than 43,000 active companies, covering 17 countries and more than 140 currencies and generates high growth transactions (+20% per customer in the last two years) and revenues (+45% in 2019). By combining the strengths and assets of Santander with those of Ebury we will become the leading proposition for international SMEs in Europe and the Americas. We plan to extend GTS to 20 markets in the medium term.

Bringing best-in-class digital banking solutions to individuals:

•
Superdigital, our financial inclusion platform for individuals that require a simple, flexible pre-banking service. It enables us to meet the financial needs of the underserved, providing them with basic financial products and a path to access credit, thus serving them responsibly and profitably.

Superdigital also integrates with GMS for small merchants. With a special focus on Latin America, where there are around 300 million unbanked and underbanked consumers.
As of today, Superdigital operates in Brazil, Mexico and Chile and active customers grew at 59% annually and transactions doubled. Our goal is to scale the business to reach over 5 million active customers across 7 markets in the medium term.

(1) Including 200 mn+ unbanked and 100 mn+ underbanked.
(2) USD 10-50 per capita daily income (PPP); Source: Interamerican Development Bank, 2016.
(3) Active customers (30 days).

•
Openbank, our global, full-service digital bank with over 115,000 payroll accounts. Openbank offers a superior experience compared to neobanks with a full suite of products that go beyond those associated with traditional digital current accounts.

As a consequence, Openbank customers are more engaged and more loyal, using 4.4 products on average. We are seeing positive growth trends both in deposits and on the asset side, with mortgage sales growing at 134% over the last 12 months.
Openbank is in Spain and in the fourth quarter, began to open accounts to customers in Germany, the Netherlands and Portugal, and over the medium term we plan to expand into 10 markets, including countries in the Americas.

Other activities

•
The Centres of Digital Expertise leverage the Group’s scale and ensure all countries and businesses have access to the most innovative technology (our Globile project for mobile platforms, end-to-end blockchain, artificial intelligence and machine learning to foster customer and operational excellence and improve risk management).

•	InnoVentures, our venture capital investments in the fintech ecosystem, continued to grow. As at end-December, it had invested more than USD 140 million in 30 companies in 8 countries.

370	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Results
The costs associated with the building of the platforms of Santander Global Platform were reflected in 2019 in an underlying attributable loss of EUR 120 million.
The revenue included in this segment corresponds almost entirely to Openbank. Compared to 2019, of note is the 16% growth in NII, a result of increased volumes.
On the balance sheet, the vast majority of the business is from Openbank, which had a strong growth in customer volumes, reflecting greater activity over the year. Customer deposits exceeded EUR 9 billion, having increased 14% in the year. On the assets side, loans and advances to customers doubled, driven by mortgage business.
Looking at SGP's activity in 2019 in a broad sense, i.e. if, in addition to considering the results generated by the digital platforms, 50% of the results generated by the countries on the products related with the platform (e.g. merchant acquiring, trade finance products, etc.) are also included, estimated pro forma revenue is close to EUR 1 billion in 2019 and pro forma underlying attributable profit is positive at EUR 142 million.
This is the net result of two components: on the one hand, the investment in building the platforms and, on the other hand, 50% of the profit obtained from commercial relationships with our customers:

•
The construction of platforms is where most of the investments and costs are concentrated. We are progressing in the development of Technology and Operations (T&O), in the improvement of processes, in the addition of new services to the platform and in the roll-out to the countries. This has a negative impact of EUR 178 million on the income statement for 2019.

•
Profit obtained from commercial relationships with our customers linked to the global SGP platforms, and according to the criteria for allocating the aforementioned results, profit amounted to EUR 320 million in 2019.

We regularly assess the market valuations of the businesses included in SGP, based on multiples of comparable companies, to ensure our investments in digital are creating value.

SANTANDER GLOBAL PLATFORM
EUR million
Underlying results	2019	2018	%
Net interest income	92	79	16.3
Net fee income	6	7	(11.8)
Gains (losses) on financial transactions A	(3)	—	—
Other operating income	(14)	(12)	21.2
Total income	81	74	8.8
Administrative expenses and amortisations	(240)	(142)	68.4
Net operating income	(159)	(68)	133.8
Net loan-loss provisions	(1)	—	312.2
Other gains (losses) and provisions	(6)	(2)	165.8
Profit before tax	(166)	(70)	135.5
Tax on profit	46	17	178.0
Profit from continuing operations	(120)	(54)	122.4
Net profit from discontinued operations	—	—	—
Consolidated profit	(120)	(54)	122.4
Non-controlling interests	—	—	—
Underlying attributable profit to the parent	(120)	(54)	122.4

Balance sheet
Loans and advances to customers	702	337	108.4
Cash, central banks and credit institutions	9,063	8,168	11.0
Debt instruments	10	—	—
Other financial assets	187	146	27.6
Other asset accounts	272	130	109.8
Total assets	10,234	8,781	16.5
Customer deposits	9,460	8,284	14.2
Central banks and credit institutions	82	111	(26.1)
Marketable debt securities	—	—	—
Other financial liabilities	105	38	179.0
Other liabilities accounts	112	59	90.0
Total liabilities	9,760	8,492	14.9
Total equity	474	289	63.8

Pro memoria:
Gross loans and advances to customers B	706	340	107.5
Customer funds	9,910	8,650	14.6
Customer deposits C	9,460	8,284	14.2
Mutual funds	450	367	22.8

Operating data
Number of employees	820	487	68.4
A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

5.	Research, development and innovation (R&D&I)

Research, development and innovation activities
Innovation and technological development are strategic pillars of the Group. Our objective is to respond to the new challenges that emanate from digital transformation, focusing on operational excellence and customer experience.
Moreover, the information that we obtain from our new technological platforms will help us to better understand the customer journey of our clients and will allow us to design a more accurate digital profile that will enable us to generate more confidence and increase customer loyalty.
As well as competition from other banks, financial entities must watch out for the new competitors that have entered the financial system, whose differentiating factor, and thus competitive advantage, is their use of new technology.
Consequently, developing an adequate strategic technology plan must allow for:

•	Stronger capacity to adapt to customers’ needs (customised products and services, full availability and excellent service across all channels).

•	Enhanced processes, which ensure that the Group’s professionals attain greater reliability and productivity in their functions.

•
And lastly, proper risk management, supplying teams with the necessary infrastructures to provide support for identifying and assessing all risks, be they business, operational and reputational risks, or regulatory and compliance ones.

Santander, as a global systemically important bank, as well as its individual subsidiaries, are subjected to increasing regulatory demands that impact system models and their underlying technology. This requires additional investments in order to guarantee their compliance and legal security.
As a result, the latest ranking by the European Commission (the 2019 EU Industrial R&D Investment Scoreboard, based on 2018 data) recognises, as did previous rankings, Santander’s technological effort, placing it first among Spanish companies (ranking 102nd in the study) and the second global bank on the basis of investment in R&D.
In total EUR 1,374 million was invested in R&D&I in 2019.

Technological strategy
In order to respond to business and customer needs, Santander must integrate new digital capabilities, such as the agile methodologies, public- and private-Cloud-based products and the evolution of core systems, as well as develop data and technological capabilities (APIs - Application Programming Interface, artificial intelligence, robotics, blockchain, etc.).
The Group’s technological strategy is aligned with Santander Global Platform, global businesses and our banks in the different geographic areas. It is a solid strategy, flexible in the face of new trends and open to the changes that may be required. To this effect, we are supported by a committed organisation experienced in relationships with countries, a robust and reliable technological infrastructure and, lastly, a governance model that articulates projects and initiatives that help to crystallise this strategy in all the countries in which we operate.
In order to supervise the strategy’s correct implementation, the governance model includes an inter-organisational forum known as SARB (Strategic Architecture Review Board). It is responsible for sharing local and global innovation collaboratively and efficiently, as well as reviewing the Group’s architecture. This forum guarantees consistent architectures, strengthens the re-use of components and bolsters the use of new technologies to meet changing business needs.
The evolution of our T&O model will help us to develop new business capabilities in the Group, focusing on developing global products and digital services. Almost 2,000 Santander Global Tech professionals in Spain, the UK, Portugal, the US, Mexico, Brazil and Chile are gradually incorporating the global product portfolio agreed by countries, Santander Global Platform and the T&O division, guaranteeing not only the quality of digital services and products but also their security.

372	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Technological infrastructure
The Group has a network of connected, high-quality data centres, interconnected by a redundant communications system. This data centre network is distributed across strategic countries to support and develop the Group’s activity. These centres combine traditional IT systems together with the capabilities supplied by an on-premise private Cloud, which facilitates integrated management of the technology of the various business areas and accelerates the digital transformation and adoption of new technologies.
The gradual implementation of the Cloud strategy will enable the public Cloud to support other strategic projects developed in Santander Global Platform (Superdigital, Payments Hub, Santander Merchant Platform Solutions-SMPS, Santander Global Trade Platform Solutions-SGTPS, etc.). In 2019, we signed several agreements with key market companies to provide this service. Regarding the private Cloud (Optimised Hosting Environment- OHE), the migration of virtual machines is progressing at a fast and consistent pace, which brings significant savings to the Group.

Cybersecurity
Santander views cybersecurity as one of the Group’s main priorities and as a crucial element for supporting the Bank’s mission of ‘helping people and businesses prosper’, as well as offering excellent digital services to our customers.
Cybersecurity attacks and defence technologies continue to evolve rapidly. Santander continually develops its defences to address current and emerging cybersecurity threats. In 2019, Santander inaugurated its new Global Cyber Security Centre in Madrid. The centre provides defence services to all entities of the Group, bringing state-of-the-art cyber defence technologies and hosting more than 350 cyber professionals.
The risk management report details the various actions for measuring, monitoring and controlling cybersecurity risks, and their respective mitigation plans.

Digitalisation and fintech ecosystem
In addition to the aforementioned technological strategy, the evolution of infrastructures and the initiatives in cybersecurity, and with the aim to progress in the Group's digital transformation, in July 2019 we announced the creation of Santander Global Platform, which is described in section 4 of this chapter. Additionally, examples of digital and innovative products and services for individuals and corporates, as well as references to cybersecurity policies are given in the ‘inclusive and sustainable growth’ section of the Responsible Banking chapter.

Data centre Cantabria	Alhambra building. Boadilla del Monte

6.	Significant events since year end
The following significant events occurred between 1 January 2020 and the date of preparation of this consolidated directors’ report:

•
On 9 January, 2020, the Group announced that it has completed the placement of preferred shares contingently convertible (“CCPS”) into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of EUR 1,500,000,000.

This issuance was carried out at par and the remuneration of the shares, whose payment is subject to certain conditions and to the discretion of the Bank, was set at 4.375% on an annual basis for the first six years, being reviewed every five years by applying a margin of 453.4 basis points on the 5-year Mid-Swap Rate.
On the same date, the Group announces its irrevocable decision to carry out the optional early redemption of the CCPS with a nominal amount of EUR 1,500,000,000 on 12 March 2014.

•
On 29 January, 2020 the Group announced that the board of directors of the Bank, agreed to propose to the next annual general meeting (AGM) that the second payment of the remuneration from the results of the year 2019 is paid for a total of EUR 0.13 per share by means of :

–	The payment in cash of a final dividend of EUR 0.10 per share and

–	A scrip dividend (in the form of the Santander Dividendo Elección programme) which will allow shareholders to receive it in cash, for those who choose this option, EUR 0.03 per share.

374	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

7.	Trend information 2020

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
2019 was a year of ups and downs. The beginning was favourable, but, starting in summer, expectations of a slight global slowdown, towards growth rates in line with medium-term trends, gave way to considerable pessimism. Unlike other more or less recent bouts of instability, the economic fundamentals did not show any major imbalances.
However, uncertainties reduced in the last few weeks of the year, which, together with the boosts from monetary policies in 2019 - especially in the US and in emerging economies - we believe will tend to stabilise global growth at the beginning of 2020. We believe that the improvement in confidence indicators, which is beginning to show in some areas, should tend to favour a certain revitalisation of investment and domestic demand, while international trade has somewhat improved.
In 2020, the US, which is no longer supported by fiscal policies, is expected to grow at a slightly slower pace than last year (1.7% vs. 2.3% in 2019), the Eurozone may also moderate its expansion (to 1%) where Germany's GDP is expected to grow 0.7% (0.6% in 2019 but affected by a series of disturbances) and Spain's economic growth is forecasted to slow to 1.7% (2.0% in 2019). Overall, the GDP of mature economies is expected to slow from 1.9% in 2019 to around 1.5%.

On the other hand, the global economy is expected to sustain growth similar to that of 2019, at around 3%, as emerging economies are expected to pick-up from the 4% estimated for 2019. China's mildly slowing trend will be more than offset by an improved tone in India and the rest of emerging Asia.
Latin America is expected to see a clear improvement overall, although still at a relatively modest pace, if the reform processes undertaken in Brazil and Argentina remain on course and Mexico benefits from the ratification of the new North American Free Trade Agreement and the expected improvement in the US manufacturing sector, as well as from the central bank's expansionary policies. The region's progress, in a complex international environment, now more than ever, depends on its willingness and ability to implement reforms.
The balance of risk balance is on the downside, although less than in recent quarters. The consolidation of the improved confidence and the absence of significant imbalances in most of the relevant economies may provide positive results.

The macroeconomic forecast for 2020 by country is as follows:
Eurozone
In the Eurozone, GDP growth in 2020 is expected to be close to 1%. Growth will be hampered by external factors, mainly by the fall in global exports and the threat of trade tariffs by the US. These risks have already affected the manufacturing sector, especially the automotive industry.
Spain
Growth is expected to moderate to 1.7% in 2020, above the growth forecast for the Eurozone, and inflation will remain low.
United Kingdom
The economy in 2020 is expected to continue with moderate growth, estimated around 1.2%, supported by the increased purchasing power of families and a more flexible fiscal position. We believe that uncertainties related to the negotiations of the new trade relationship with the EU will set the pace for investments. We believe that the Bank of England will adjust monetary policy according to the balance of the impact of Brexit negotiations, although we expect it to keep interest rates at 0.75% for the entire year.
Portugal
GDP growth is expected to slow in 2020 to 1.2%, below what we believe to be its potential. Domestic demand, favoured by lower fiscal pressure and exports will support this growth. The progress in deleveraging public finances should continue thanks to the ECB's accommodative policies and will make the country more resilient in the event of a slower external environment.
Poland
Economic growth is forecasted to slow to almost 3% in 2020, from the estimated 4% in 2019 and 5% in 2018. Private consumption is expected to be the key driver of growth, while investment is expected to stagnate and net exports to contribute positively due to lower domestic demand.

United States
After the slowdown in 2019, economic growth is expected to settle in 2020 and may even gain some pace over the year, driven by a strong labour market, some reduction in geopolitical risks and easing financial conditions, favouring a rise in underlying inflation. In any case, growth is expected to be moderate, lower than the average in 2019 (1.7% vs. 2.3% in 2019).
Mexico
We expect the economy to accelerate in 2020, due to improved household income and the commercial momentum of the agreement between the US and Canada.
Brazil
After the boost to reforms in the second half of 2019, the economy is expected to accelerate, driven by increased business and household confidence, growing at rates above 2% and with stable inflation.
Chile
Economic growth is expected to be supported by the fiscal stimulus programmes approved at the end of 2019 and expansive monetary policy, with interest rates at low levels.
Argentina
The economy is expected to remain in recession but to start laying the groundwork for a return to growth in 2021 once relationships with international suppliers normalise.

376	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

The management priorities of the principal geographic areas for 2020 are set out below:

EUROPE

In a macroeconomic environment characterised by lower for longer interest rates, the priorities for 2020 will be:

•
Defend margins, control costs and improve efficiency while maintaining a full value proposition.
•
Continue to work on simplifying products and structures.
•
Accelerate the digital transformation process and adaptation of technology platforms.
•
Manage regulatory impacts on revenue and costs.

Santander Consumer Finance (SCF)

Thanks to its positioning in the European consumer market, SCF is seeking to exploit its growth potential. The main priorities are to:

•	Strengthen leadership position in the retail auto finance market, while optimising capital consumption and driving growth in consumer finance through SCF's new digital business model.

•	Help our partners with the digitalisation of their transformation plans.

•	Proactively manage brand agreements and develop digital projects in all business lines.

•	Execute the strategic operations carried out in 2019 as a key element to maintain high profitability and best-in-class efficiency in the sector.

Portugal

The priorities for the year are to:

•	Increase customer loyalty to continue growing organically in terms of profitable market share and leveraging our position in the corporate segment.

•	Progress in our digital transformation to simplify processes and increase efficiency.

•	Simplify the commercial offering for value-added products and services that are suitable for meeting the customer's needs to improve their experience.

•	Increase customer funds, particularly off-balance sheet funds, and lending in segments with an appropriate risk-return profile, while maintaining a low cost of credit.

•	Focus on increasing net fee income and reducing costs.

Spain

After the successful integration of Banco Popular, Santander Spain's 2020 priorities are the following:

•
Increase customer loyalty and deepen relationships in order to give customers the best experience, simplifying products and optimising processes, and accelerate the digital transformation to provide a better service and develop new ways of interacting with the customer.

•	Boost revenue by promoting value-added products, especially for SMEs and corporates, but also for insurance and mutual funds while reducing the cost of deposits.

•	Continue to improve the cost base by seeking additional efficiencies and synergies.

•	Continue to reduce doubtful and foreclosed assets, improving the main risk metrics.

•	Develop a sustainable profit and profitability model with optimal capital allocation and a special focus on higher profitability segments and products.

United Kingdom

In an environment of continued uncertainty regarding the UK's future trading relationship with the EU and in a market expected to remain very competitive with margin pressures, Santander UK's priorities are to:

•	Grow customer loyalty by providing an outstanding customer experience.

•	Simplify and digitalise the business for improved returns.

•	Invest in our people to ensure they have the skills and knowledge to thrive.

•	Embed greater sustainability across our business.

Poland

The Bank's priorities for 2020 are the following:

•	Continuation of the digitalisation and automation strategy and to become the best open platform for financial services.

•	Optimisation of the network of channels and maintain the position of the best traditional, private banking and investment bank in Poland.

•	Selective growth in volumes (mainly in consumer finance and SMEs) as part of the capital optimisation strategy.

•	Margin management, with improved asset profitability and lower cost of deposits.

NORTH AMERICA

While focusing on further developing the USMX trade corridor, the priorities in the region will be to:

•
Accelerate execution of regional strategy, increase profitability and contribute to efficiency objectives.
•
Consolidation of IT function for the North America region under a single leadership.
•
Eliminate duplicates in the operating model, platform and architecture.
•
Optimise spends, in part through third party cost optimisation.
•
Promote expedited wire service as a means to drive new customer acquisition.

Mexico

A strategic agenda has been developed with the aim of becoming the best bank for our customers, with the following objectives:

•	Improve customer experience by leveraging both the new tools and methodologies as well as improving operating processes.

•
Maintain strong growth rates in loyal customers (through initiatives to attract payrolls and collectives) and digital customers (by promoting new platforms, channels and customer care models, as well as our new payment platforms).

•	To strengthen our corporate businesses to continue to be the reference in the market in value-added products.

•	Increase revenue through greater volumes and lower cost of deposits.

United States

Management will remain focused on improving profitability, as follows:

•	Digital and branch transformation initiatives to improve customer experience and loyalty while growing digital customers.

•	Adapting business strategy to mitigate revenue impact from lower rates.

•	Cost management in order to continue improving efficiency.

•	Completing legacy regulatory remediation programmes.

•	Completing the sale of business in Puerto Rico.

378	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

SOUTH AMERICA

The Group’s priorities in the region are to:
•
Accelerate profitable growth, with a strategy that seeks to strengthen a more connected regional network.
•
Develop digital platforms.
•
Continue growing the number of loyal and digital customers strongly.
•
Managing regulatory impacts on revenue.

Chile

In a scenario of macroeconomic and political uncertainties, the strategy will focus on:

•	Maintaining our leadership position in local banking in a less dynamic economic environment.

•
Continuing to expand our digital platforms and continuing with the digital transformation E2E and other technological developments for our SME and corporate customers, including the launch of our new value-added offering in acquiring.

•	Increasing the number of loyal and digital customers while improving our service quality indicators.

•	Growing volumes, management of spreads and higher fee income to boost revenue.

•	Remaining best in class in terms of efficiency.

Uruguay

The Bank's strategy will focus on:

•	Expanding our businesses, combined with risk control and in a responsible way with the community in which we operate.

•	Achieving greater customer loyalty, increasing market share.

•	Accelerating our digital capabilities and modernise our digital offering.

•	Continuing to improve operational efficiency.

Brazil

Santander Brasil’s priorities aim to maintain high levels of profitability, capturing new market opportunities:

•	Strengthen our robust business model by expanding our presence through new activities with high growth potential.

•	Increase our customer base and improve the relationship with our customers, offering a tailored service.

•	Maximise transactionality between businesses and segments.

•	Manage regulatory changes.

Argentina

In order to be the country's best open financial services platform, the strategy will focus on:

•	Increasing our customer base, focusing on customer experience and maintaining loyalty ratios.

•	Boosting the digitalisation of our core business while developing new businesses.

•	Gaining profitable market share, making optimum use of capital and controlling provisions.

•	Focusing on margin management and transactional business in a probable environment of falling interest rates.

•	Continuing with our efficiency and simplification process.

Andean Region

The Bank's strategy will focus on:

•	The digital transformation of Peru and Colombia.

•	In Peru, expand our customer base, increase customer loyalty and maintain credit quality.

•	In Colombia, significant profit growth focused on most segments.

Santander Corporate & Investment Banking

In 2020, we will continue to focus on:

•	Increasing capital rotation and efficiency, maximising returns on risk-weighted assets.

•	Continuing to work on geographic, product and customer diversification.

•	Continuing to expand the range of products to customers of the retail banking network.

•	Further strengthening our commitment to sustainability, expanding the range of green products for our customers.

•	Continuing to enhance our business environment and control mechanisms.

Santander Global Platform

In 2020, we will continue to develop our global platforms to accelerate progress in our digital transformation, improve efficiency and customer experience, with tailored objectives in the medium term:

•	In GMS, we plan to expand our markets from 1 to 8. It will be rolled out in Latin America in 2020, firstly in Mexico.

•
In GTS, our priority will be to complete the acquisition of Ebury. Following its integration, combined with the strengths and assets of Santander, we aim to become the leading proposition for international SMEs in Europe and Latin America in the medium term, by extending GTS to 20 markets.

•	As of today, Superdigital operates in three markets and our goal is to reach over 5 million active customers across 7 markets.

•	Openbank carries out its activity in four markets and we plan to expand into 10 markets in Europe and Latin America.

•
The Centres of Digital Expertise will continue to work to ensure all countries have access to the most innovative technology, while avoiding duplications and continuing to invest in attractive fintechs through our venture capital InnoVentures.

Wealth Management & Insurance

In 2020 we expect to generate growth, including the investments needed to continue improving our value offering globally and reinforce our commitment to digital channels. The key management drivers will be:

•	Consolidating our global Private Banking model and continuing to foster collaboration between our private banks and other Bank segments by offering customers a global experience and value proposition.

•
Continuing to improve and expand the product rage in SAM and complete our methodology and ESG product offering, while improving efficiency by transforming our operating model into a more global and integrated manager.

•
In Insurance, completing the product range and beginning to capture its identified potential, aiming for double-digit growth. In addition, developing Pensions by increasing our product offering, adapting to the customer's life cycle.

Continuing digitalisation through Global Spirit tools for our Private Banking managers, the new front (Virginia) for our Private Banking customers, a Private Wealth aggregator (Masttro), the implementation of the Aladdin investment platform in SAM and the development of end-to-end digital tools in Insurance.

380	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

8. Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.

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
In addition, the results by business areas in section 4 are presented only on an underlying basis in accordance with IFRS 8. The use of this information by the Group’s Governance bodies and reconciled on an aggregate basis to our IFRS consolidated results can be found in note 52.c to our consolidated financial statements.
Profitability and efficiency ratios
The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric
RoE (Return on equity)	Attributable profit to the parent	This ratio measures the return that shareholders obtain on the funds invested in the Bank and as such measures the Bank’s ability to pay shareholders.
Average stockholders’ equity A (excl. minority interests)
RoTE (Return on tangible equity)	Attributable profit to the parent
This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the Bank less intangible assets.

Average stockholders’ equityA (excl. minority interests) - intangible assets
Underlying RoTE	Underlying attributable profit to the parent
This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from operations outside the ordinary course performance of our business.

Average stockholders’ equityA (excl. minority interests) - intangible assets
RoA (Return on assets)	Consolidated profit
This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the Bank’s total funds in generating profit over a given period.

Average total assets
RoRWA (Return on risk weighted assets)	Consolidated profit	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the Group’s risk weighted assets.
Average risk weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the underlying consolidated profit (excluding management adjustments) to the Group’s risk weighted assets.
Average risk weighted assets
Efficiency (Cost-to-income)	Operating expenses B	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the Bank’s operating income.
Total income

A.	Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.

B.	Operating expenses = Administrative expenses + amortisations.

Profitability and efficiency A B (EUR million and %)	2019	2018	2017
RoE	6.62%	8.21%	7.14%
Attributable profit to the parent	6,515	7,810	6,619
Average stockholders' equity (excluding minority interests)	98,457	95,071	92,638

RoTE	9.31%	11.70%	10.41%
Attributable profit to the parent	6,515	7,810	6,619
Average stockholders' equity (excluding minority interests)	98,457	95,071	92,638
(-) Average intangible assets	28,484	28,331	29,044
Average stockholders' equity (excl. minority interests) - intangible assets	69,973	66,740	63,594

Underlying RoTE	11.79%	12.08%	11.82%
Attributable profit to the parent	6,515	7,810	6,619
(-) Management adjustments	(1,737)	(254)	(897)
Underlying attributable profit to the parent	8,252	8,064	7,516
Average stockholders' equity (excl. minority interests) - intangible assets	69,973	66,740	63,594

RoA	0.54%	0.64%	0.58%
Consolidated profit	8,116	9,315	8,207
Average total assets	1,508,167	1,442,861	1,407,681

RoRWA	1.33%	1.55%	1.35%
Consolidated profit	8,116	9,315	8,207
Average risk weighted assets	609,170	598,741	606,308

Underlying RoRWA	1.61%	1.59%	1.48%
Consolidated profit	8,116	9,315	8,207
(-) Management adjustments	(1,710)	(231)	(756)
Underlying consolidated profit	9,826	9,546	8,963
Average risk weighted assets	609,170	598,741	606,308

Efficiency ratio (Cost-to-income)	47.0%	47.0%	47.4%
Underlying operating expenses	23,280	22,779	22,918
Operating expenses	23,280	22,779	22,993
Management adjustments impact C	—	—	(75)
Underlying total income	49,494	48,424	48,392
Total income	49,229	48,424	48,355
Management adjustments impact C	265	—	37

A.	Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 13 months (from December to December).

B.	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

C.	Following the adjustments in note 52.c to the consolidated financial statements.

Efficiency ratio by business areas (EUR million and %)
	2019			2018
	%	Underlying total income	Underlying operating expenses	%	Underlying total income	Underlying operating expenses
EUROPE	52.6	21,001	11,044	52.5	21,257	11,165
Spain	53.6	7,506	4,021	57.0	7,615	4,338
Santander Consumer Finance	43.3	4,710	2,038	43.1	4,610	1,989
United Kingdom	60.0	4,727	2,835	55.3	5,132	2,837
Portugal	45.3	1,375	623	47.9	1,344	644
Poland	40.4	1,717	693	43.0	1,488	640
NORTH AMERICA	42.8	11,604	4,968	42.8	10,476	4,488
US	43.3	7,605	3,297	43.4	6,949	3,019
Mexico	41.8	3,998	1,671	41.7	3,527	1,469
SOUTH AMERICA	36.1	18,425	6,656	37.1	17,674	6,558
Brazil	33.0	13,951	4,606	33.7	13,345	4,500
Chile	40.6	2,539	1,031	41.3	2,535	1,047
Argentina	57.9	1,316	762	62.1	1,209	751

382	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Underlying RoTE by business areas (EUR million and %)
	2019			2018
	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders' equity (excl. minority interests) - intangible assets
EUROPE	10.00	4,878	48,793	10.86	5,048	46,487
Spain	10.48	1,585	15,124	10.42	1,554	14,918
Santander Consumer Finance	15.26	1,314	8,611	15.83	1,293	8,168
United Kingdom	7.28	1,077	14,795	9.33	1,272	13,624
Portugal	12.80	525	4,101	12.02	479	3,982
Poland	11.23	349	3,104	10.22	296	2,891
NORTH AMERICA	8.52	1,667	19,556	7.62	1,304	17,127
US	4.78	717	14,997	4.10	549	13,403
Mexico	20.61	950	4,607	20.24	755	3,731
SOUTH AMERICA	20.58	3,924	19,065	18.79	3,451	18,371
Brazil	21.16	2,939	13,888	19.68	2,592	13,167
Chile	18.08	630	3,485	18.34	612	3,339
Argentina	22.20	144	647	11.62	82	707
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted
The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Total Risk A
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

Non-performing loans and advances to customers, customer guarantees and customer commitments granted
Cost of Credit	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months

A.	Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

Credit risk (EUR million and %)	2019	2018	2017
NPL ratio	3.32%	3.73%	4.08%
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	33,799	35,692	37,596
Total risk	1,016,507	958,153	920,968
Coverage ratio	68%	67%	65%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	22,965	24,061	24,529
Non-performing loans and advances to customers, customer guarantees and customer commitments granted	33,799	35,692	37,596
Cost of credit	1.00%	1.00%	1.07%
Net loan-loss provisions	9,321	8,873	9,111
Average loans and advances to customers	935,488	887,028	853,479

NPL ratio by business areas (EUR million and %)
	2019			2018
	%	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	Total risk	%	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	Total risk
EUROPE	3.25	23,519	722,661	3.67	25,287	688,810
Spain	6.94	14,824	213,668	7.32	16,651	227,401
Santander Consumer Finance	2.30	2,416	105,048	2.29	2,244	97,922
United Kingdom	1.01	2,786	275,941	1.08	2,739	252,919
Portugal	4.83	1,834	37,978	5.94	2,279	38,340
Poland	4.31	1,447	33,566	4.28	1,317	30,783
NORTH AMERICA	2.20	3,165	143,839	2.79	3,510	125,916
US	2.20	2,331	105,792	2.92	2,688	92,152
Mexico	2.19	834	38,047	2.43	822	33,764
SOUTH AMERICA	4.86	6,972	143,428	4.81	6,639	138,134
Brazil	5.32	4,727	88,893	5.25	4,418	84,212
Chile	4.64	1,947	42,000	4.66	1,925	41,268
Argentina	3.39	171	5,044	3.17	179	5,631

Coverage ratio by business areas (EUR million and %)
	2019			2018
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers, customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non-performing loans and advances to customers, customer guarantees and customer commitments granted
EUROPE	49.8	11,714	23,519	50.1	12,659	25,287
Spain	41.1	6,098	14,824	43.7	7,279	16,651
Santander Consumer Finance	106.1	2,563	2,416	106.4	2,387	2,244
United Kingdom	36.5	1,018	2,786	32.9	902	2,739
Portugal	52.8	969	1,834	50.5	1,151	2,279
Poland	66.8	967	1,447	67.1	883	1,317
NORTH AMERICA	153.0	4,842	3,165	137.4	4,822	3,510
US	161.8	3,773	2,331	142.8	3,838	2,688
Mexico	128.3	1,069	834	119.7	984	822
SOUTH AMERICA	88.4	6,164	6,972	94.6	6,278	6,639
Brazil	99.8	4,717	4,727	106.9	4,724	4,418
Chile	56.0	1,090	1,947	60.6	1,166	1,925
Argentina	124.0	212	171	135.0	241	179

384	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

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

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A
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

TNAV per share
LtD (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the Bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.
Customer deposits
Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees paid to SAN (in Wealth Management & Insurance)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Group’s profits

A	Tangible book value = Stockholders’ equity - intangible assets.

Other indicators (EUR million and %)	2019	2018	2017
TNAV (tangible book value) per share	4.36	4.19	4.15
Tangible book value	72,384	67,912	66,985
Number of shares excl. treasury stock (million)	16,610	16,224	16,132

Price / tangible book value per share (X)	0.86	0.95	1.32
Share price (euros)	3.730	3.973	5.479
TNAV (tangible book value) per share	4.36	4.19	4.15

Loan-to-deposit ratio	114%	113%	109%
Net loans and advances to customers	942,218	882,921	848,914
Customer deposits	824,365	780,496	777,730

PAT + After tax fees paid to SAN (in WM&I) (Constant EUR million)	2,494	2,313	n.a.
Profit after taxes	1,013	915	n.a.
Net fee income net of tax	1,481	1,398	n.a.

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
Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2019 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section 'Economic, regulatory and competitive context' of this chapter.

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
These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of 2019 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section 'Economic, regulatory and competitive context'.

386	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

Risk management
and control
a

388	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

a

1. Risk management and control overview
Risk management and control is a fundamental part of the culture in Santander
One of our core priorities is to continuously strengthen our risk management and control strategy. This enables us to maintain our medium-low risk profile in the face of an ever-changing economic, social and regulatory environment.
1.1 Executive summary and 2019 highlights
This section provides an overview of the main risk factors, including quantitative and qualitative indicators that help explain the Group's overall risk profile and its evolution throughout 2019.
Further details on each factor are found in the following sections of this chapter, which can be accessed using the links provided, as well as our top and emerging risks.

Credit risk	Section 3

Credit risk with customersA by country

–
The geographic diversification of our loan portfolio between mature and emerging markets is a key driver of our through the cycle resilience.

–
The main credit quality indicators continue to improve in 2019.

Excludes geographies with an exposure lower than 1%
A. Includes gross lending to customers, guarantees and documentary credits.
B. Cost of credit calculated as the percentage of last twelve months loan- loss provisions over average lending

390	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Trading market risk, structural and liquidity risk	Section 4

VaR 2019 evolution

–
Average VaR remained low in SCIB trading activity despite market volatility. We continue our customer focus and geographic diversification.

–
Ample liquidity, based on our commercial banking and autonomous subsidiaries model with a high proportion of customer deposits in addition to robust and diversified liquidity buffers.

–
Our prudent balance sheet structure mitigates the impact of changes in interest rates on net interest income and equity.

Capital risk	Section 5

RWAA by risk type

–
The distribution of RWA reflects our focus on credit risk, which remains the Group's core business.

–
Santander has lower capital requirements than the average of the Single Supervisory Mechanism(SSM) banks as shown in our 2018 Supervisory Review and Evaluation Process (SREP) published in April 2019.

A. Risk Weighted Assets. B. 2019 data calculated using IFRS9 transitional arrangements. C. Includes counterparty risk, securitisations and amounts below deduction thresholds.

Operational risk	Section 6

Net Losses by Basel risk category

–
The operational risk profile remained stable in 2019 despite the increase in claims related to legacy payment protection insurance (PPI) cases in the UK, as the claim period ended in August.

–
Specific risk-monitoring frameworks continued to be enhanced such as those for third party vendors, change-management processes, including digitalisation, coupled with additional fraud mitigation actions, mainly in Mexico, the UK and Brazil.

–
We maintained our focus also on cybersecurity and our transformation programme which continues to strengthen detection, response and protection mechanisms.

Compliance and conduct risk	Section 7

Several initiatives were launched and completed throughout 2019, such as:

–
Reinforced consumer protection on digital initiatives and simplification of the product/service approval process through the enhancement of the digital platform and the standardization of product approval frameworks at subsidiaries’ level.

–
Strengthened financial crime compliance management policies and internal regulations with focus on subsidiary oversight and collaboration.

–
Enhanced best practices guidelines on vulnerable customers treatment and prevention of over indebtedness, sales force training and retail banking incentive models, providing a Group wide consistent approach.

–
Approval of an updated Group reputational risk operating model as well as Defence and sensitive sectors financing policies.

Model risk	Section 8	Strategic risk	Section 9

Significant progress has been made in our Model Risk Management strategic plan - MRM 2.0:

–
Main initiatives are related to model governance, risk appetite, coverage risk policies.

–
Additionally, processes, infrastructure, tools and resources have been further strengthened.

–
Strategic risk is considered a transversal risk. It has a specific management and control model to ensure robust monitoring across the Group.

–
Potential threats that may affect strategic objectives are identified and assessed in order to take necessary mitigation actions.

The Group's risk profile could be affected by the macroeconomic, regulatory and competitive environment in which the Group operates.
The provided financial information is prepared by aggregating the figures for the Group's various geographic areas and business units. This information relates to both the accounting data and that provided by management information systems. In all cases, the same general principles as those used in the Group are applied.
The information included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from those used in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed), which in name or geographic description may seem to correspond to the business areas covered in this report. Accordingly, the results and trends shown for our business areas in this document may differ from those of such subsidiaries.
The notes to the consolidated financial statements contain additional information regarding the Group’s risks and other relevant information regarding provisions, legal proceedings and other matters, including tax related risks and litigation.

For further detail regarding changes in segmentation, see section 4.1 'Description of business' on the Economic and Financial review chapter.

1.2 Santander top and emerging risks
In line with the Group´s forward-looking risk management and control practices, potential threats that may affect the development of our strategic plan are identified, assessed and monitored through regular analysis of our top risks under different scenarios.
The main strategic risks identified by the Group are regularly monitored by senior management, including any mitigating actions. The main strategic risks are:
Economic slowdown: potential macroeconomic deterioration in key markets alongside political instability, global protectionism impacting the world economy. Also, Eurozone instability in a context of prolonged low interest rates, potential implications of Brexit and uncertainty in Latin American markets.
Santander's inherent diversification makes us more resilient to macroeconomic risks. This is reflected in our balanced distribution between mature and developing markets as well as in our product mix. Additionally, mitigating actions have been defined to reduce the severity of these risks’ potential impact.

392	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Key mitigation actions:

•
Robust risk policies and procedures across the Group, coupled with proactive risk management, ensures that our risk profile is within the predefined parameters established through our risk appetite statement.

•	Continuous monitoring of the macro and geopolitical outlook.
Regulatory capital headwinds: increasing and intense regulatory activities, reflected in the new Basel IV guidelines or the Targeted Reviews on Internal Models (TRIM), aimed at improving the capitalisation of financial institutions and their resilience to shocks in the economy, with a greater impact on those institutions that are considered systemic.
Key mitigation actions:

•	Maintain the focus on capital allocation in strategic planning.

•	Risk models enhancement to address upcoming regulatory requirements.
Increasing cyber-risk exposure: growing significance of risks arising from an increasingly digital environment, not only in the financial sector but in the economy as a whole. This considers events related to espionage, data leaks or systems availability, among others.
Key mitigation actions:

•	The Group continues to develop our protection controls based on the highest international standards and preventive measures to prepare for incidents we may face.

•
Strengthening digital defences through an integrated cyber transformation plan, a new global monitoring centre and increasing cyber risk culture within the organization through new RAS metrics, training, awareness, among others.

Digital transformation and new competitive environment: the new digital environment in which we now operate implies increased competition from existing players and new entrants. This is redefining the way business is conducted as well as the customer experience and market expectations.
In this respect, regulation plays a fundamental role, sometimes generating asymmetries amongst new and traditional competitors.
Key mitigation actions:

•
Digitalising our existing business while transforming the current Bank into a global platform is key to competing in this new environment. Our partnerships and joint ventures also play a key role in this transformation.

Climate change related implications: focus on the impact of climate-change related risks on the financial industry and social awareness as well as on actively supporting the transition to a low-carbon economy.
Key mitigation actions:

•	Santander is committed to the progress of society supporting inclusive and sustainable growth. Several initiatives have been launched such as those related to green funds and active portfolio management to reduce exposure to brown assets.

•	We are actively involved in international fora and working groups, ensuring that we contribute to the energy transition scheme.

•
Santander also participates in the United Nations Environment Programme Finance Initiative (UNEP FI) pilot. Its objective is to develop scenarios, models and metrics that enable a forward-looking assessment of climate-related risks and opportunities.

2.	Risk management and control model
Our risk management and control model is underpinned by a set of common principles together with a risk culture embedded throughout the Group, a solid governance structure and advanced risk management processes and tools
2.1 Risk principles and culture
Our risk principles are mandatory and must be followed at all times. They take into account regulatory requirements and market best practices. They are the following:

1.
A strong risk culture (Risk Pro), as part of ‘The Santander Way’, which is followed by all employees, covers all risks and promotes socially responsible management that contributes to Santander’s long-term sustainability.

2.
All employees are responsible for managing risk. They must be aware of, and understand, the risks generated in their day-to-day activities, avoiding risks where the impacts are unknown or exceed the Group’s risk appetite limits.

3.
Engagement of senior management, ensuring consistent management and control of risk through their conduct, actions and communication. They also promote our risk culture and assess its degree of implementation, overseeing that the risk profile is kept within the levels defined by our risk appetite.

4.	Independence of the risk management and control functions, consistent with our three lines of defence model, which is further explained in section 2.3 'Risk governance' of this chapter.

5.	A forward-looking and comprehensive approach to risk management and control across all businesses and risk types.

6.	Complete and timely information management, enabling risks to be appropriately identified, assessed, managed and reported to the corresponding level.
These principles, combined with a series of tools and processes that are embedded in the Group’s strategic planning, such as our risk appetite statement, risk profile assessment, scenario analysis and our risk reporting structure, annual planning and budget process, provide a holistic control structure for the entire Group.

Risk culture - Risk Pro
Santander has a strong risk culture implemented across the Group known as Risk Pro, which defines the way in which we understand and manage risks on a day-to-day basis. It is based on the principle that all employees are responsible for risk management.

Further information is available in the 'Risk pro: our risk culture' section of the Responsible Banking chapter.
2.2 Risk factors
Santander has established the following key risk types in its risk framework:

1
Credit Risk: is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which Santander has either directly provided credit or for which it has assumed a contractual obligation.

2	Market Risk: is the risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

3	Liquidity Risk: is the risk that Santander does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost.

4
Structural Risk: is the risk arising from the management of different balance sheet items, not only in the banking book but also in relation to insurance and pension activities. It includes the risk of Santander not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

5	Operational Risk: is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including conduct risk.

6
Regulatory Compliance Risk: risk of non-compliance with legal and regulatory requirements as well as supervisors expectations, which may result in legal or regulatory sanctions, including fines or other financial implications.

394	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

7	Model Risk: is the risk of loss arising from inaccurate predictions, causing a sub-optimal decision, or from a model being implemented or used inappropriately.

8
Reputational Risk: the risk of current or potential negative economic impact to the bank due to damage to its perception on the part of employees, customers, shareholders/investors and the wider community.

9
Strategic Risk: is the risk of loss or damage arising from strategic decisions or their poor implementation that impact the medium and long term interests of our key stakeholders, or from an inability to adapt to external developments.

In addition, climate-change related risk drivers - whether physical or transition-led, have been identified as factors that could aggravate the existing risks in the medium and long term.
The classification of risks is critical to ensure an effective risk management and control. All identified risks should be therefore referenced to the aforementioned risk categories in order to organise their management, control and related information.
2.3 Risk governance
The Group has a robust risk governance structure, aimed at ensuring the effective control of its risk profile in accordance with the risk appetite defined by the board of directors.
This governance structure is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries. All supported by our Group-wide risk culture, Risk Pro.
Lines of defence
At Santander, we follow a three lines of defence model to ensure effective risk management and control:

First line	Second line	Third line

Businesses and all other functions that originate risks make up the first line of defence.
These functions must ensure that these risks are aligned with the approved risk appetite and associated limits. Any unit that originates risk has primary responsibility for the management of that risk.

Risk and Compliance & Conduct functions. Their role is to provide independent oversight and challenge to the risk management activities performed by the first line of defence.
These functions ensure that risks are managed in accordance with the risk appetite defined by the board and promote a strong risk culture throughout the organisation.
The Internal Audit function, which regularly assesses policies, methodologies and procedures to ensure they are appropriate and effectively implemented for the management and control of all risks.
The Risk, Compliance and Conduct and Internal Audit functions are separate and independent and have direct access to the board of directors and its committees.

Risk committees structure
The board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the risk appetite and the risk framework, as well as for promoting a strong risk culture across the whole organisation. In order to conduct these tasks, the board has the support of different committees, this is the case of the risk supervision, regulation and compliance committee and the Group’s executive committee, which have specific risk related responsibilities.

For further information see section 4.8 ‘Risk supervision, regulation and compliance committee activities in 2019’ of the chapter on Corporate governance.
The Group Chief Risk Officer (Group CRO) is responsible for the oversight of all risks and for challenging and advising the business lines on how they manage risks, with direct access and reporting to the board risk committee as well as to the board of directors.
Other bodies that make up the highest level of risk governance, with authority delegated by the board of directors, are the executive risk committee and the risk control committee, details of which are provided below:

•	Executive risk committee (ERC)
This committee is responsible for risk management, within the authorities delegated by the board. The committee makes risk taking decisions at the highest level, ensuring that they are within the established risk appetite limits for the Group.
Chair: CEO.
Composition: nominated executive directors and other Group senior management. Risk, Finance and Compliance & Conduct functions, among others, are represented. The Group CRO has the power of veto over the committee’s decisions.

•	Risk control committee (RCC)
This committee is responsible for risk control, determining whether the risks originated by the business lines are managed within our risk appetite limits and providing a holistic view of all risks. This includes the identification and monitoring of both current and emerging risks, and evaluating their impact on the Group's risk profile.
Chair: Group CRO.
Composition: senior management members from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions are represented among others. Senior members of the Risk function (CROs) from the Group’s subsidiaries regularly take part to report their own risk profiles.
Additionally, each risk factor has its own fora and/or regular meetings to manage and control the risks under their scope. Among others, they have the following responsibilities:

•	Advise the Group CRO and the risk control committee that risks are being managed in accordance with the Group’s risk appetite.

•	Carry out regular monitoring of each risk factor.

•	Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.
For certain matters, the Group may establish specific additional governance. For example:

•
Following the UK’s decision to leave the EU, the Group and Santander UK set up steering committees and separate working groups to: i) monitor the Brexit process; ii) develop contingency plans; and iii) escalate and take decisions to minimise potential impacts on our business and customers.

•
In order to steer and supervise the review process of the interest rate benchmarks (which include among others EONIA, LIBOR and EURIBOR, with specific solutions for each of them: EONIA will be discontinued on January 2022, LIBOR is likely to cease in December 2021, while EURIBOR will remain as a compliant benchmark), the Group established the IBOR steering group. This group is responsible for driving the project's strategic direction and take the required decisions to ensure a correct transition across all Santander businesses and entities. The IBOR steering group operates in accordance with the methodology defined by the Group's Execution Project Office and is chaired by the project's global sponsor, the global head of SCIB, with the additional support of eight senior executives.

The Group’s relationship with its subsidiaries with regards to risk management and control
In all our subsidiaries, the risk management and control model is aligned with the frameworks established by the Group’s board of directors. The local units adhere to them through their respective boards and adapt them to their own market conditions and regulation.
In order to conduct the review of the aggregated oversight of all risks, the Group exercises a validation and challenge role with regard to the policies of the subsidiaries and their transactions.
This creates a common risk management and control model across the Group.
The ‘Group-subsidiary governance model and good governance practices for subsidiaries’ sets up regular interaction and functional reporting by each local CRO to the Group CRO, as well as the latter’s participation in the appointments process, target setting and local CRO’s evaluation and remuneration, in order to ensure that risks are adequately controlled.
To strengthen the relationship between the Group and its subsidiaries, various initiatives have been implemented in order to develop an advanced risk management model across the Group:

•	Promoting collaboration to accelerate the sharing of best practices, strengthen existing processes and stimulating innovation.

396	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•	Talent identification in the risk teams, developing international mobility through the global risk talent programme.

•	Risk Subject Matter Experts: leveraging on our “best in class” experts across the Group.

•	Peer review: constructive review of specific matters within the risk function, performed by experts from different subsidiaries in these competencies.

For further details regarding the subsidiaries committees’ structure see section 7 ‘Group structure and internal governance’ of the chapter on Corporate Governance.
2.4 Management processes and tools
To ensure effective risk management and control, the Group has various key processes and tools, which are described as follows:
Risk appetite and structure of limits
At Santander, we define risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. When establishing the risk appetite, adverse scenarios that could have a negative impact on capital and liquidity levels, profitability and/or the share price are taken into account.

Group's RAS
RAS
Unit 1
RAS
Unit 2
RAS
Unit n
Risk limits & policies Unit 1
Risk limits & policies Unit 2
Risk limits & policies Unit n

The risk appetite statement (RAS) is annually set by the board for the entire Group. Additionally, the boards of our subsidiaries also set their own risk appetite on an annual basis, aligned and embedded within the Group’s consolidated statement. Each subsidiary's statement is then further cascaded down in the form of management limits and policies by risk type, portfolio and activity segment, within the common standards defined by the Group.

Business model and risk appetite fundamentals
The risk appetite is consistent with our risk culture and business model. The main elements that define the business model and underpin our risk appetite are:

•
Medium-low and predictable risk profile based on a diversified business model, focused on retail and commercial banking with internationally diversified activities and strong market share, with a wholesale business model that is centred on customer relationships in the Group’s main markets.

•	Stable and recurrent earnings and shareholder remuneration, underpinned by sound capital and liquidity, as well as diversified sources of funding.

•	Autonomous subsidiaries that are self-sufficient in terms of capital and liquidity, ensuring that no subsidiary has a risk profile that could jeopardise the Group’s solvency.

•	An independent Risk function with the active involvement of senior management to reinforce a strong risk culture and a sustainable return on capital.

•	Global and holistic view of all risks, through extensive control and monitoring: All risks, all businesses and all countries.

•	Focus on products that the Group knows sufficiently well and has the capacity to manage (systems, processes and resources).

•	A conduct model that protects our stakeholders.

•	Remuneration policy that aligns the individual interests of employees and executives with the risk appetite, and is consistent with the Group’s long-term results performance.
Santander risk appetite principles
The following principles govern the Group’s risk appetite in all its subsidiaries:

•	Responsibility of the board and of senior management. The board is responsible for setting the risk appetite and for monitoring compliance with its requirements.

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

•
Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, which is embedded in the daily management by cascading down the aggregated limits to those set at portfolio level, subsidiary or business line, as well as through the key risk appetite processes.

•	Common principles and language across our subsidiaries and throughout the Group. Each subsidiary's risk appetite is aligned with the Group.

•
Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits structure, monitoring and control
Risk appetite is expressed through qualitative statements and quantitative limits structured around 5 main axes:

1	Results volatility Maximum loss that the Group is willing to accept under an acute stress scenario.

2	Solvency • Minimum capital position that the Group is willing to accept under an acute stress scenario. • Maximum leverage the Group is willing to accept under an acute scenario.

3	Liquidity • Minimum structural liquidity position. • Minimum liquidity horizon that the Group is willing to accept under an acute stress scenario. • Minimum liquidity coverage position.

4	Concentration • Concentration in single names, sectors and portfolios. • Concentration in non-investment grade counterparties. • Concentration in large exposures.

5	Non-financial risks • Qualitative non-financial risk indicators: • Fraud • Technological • Security and cyber-risk • Reputational • Others • Maximum operational risk losses. • Maximum risk profile.
Risk appetite limits compliance is regularly monitored. Specialised control functions report the risk profile to the board and its committees on a monthly basis.
Linkage between the risk appetite limits and the business units and portfolios is a key element for embedding the risk appetite as an effective risk management tool. The management policies and limits used to manage the different categories and types of risk are directly related to the principles and limits defined in the the risk appetite statement. These are described in greater detail in sections 3.2 ‘Credit risk management’, 4.2 ‘Trading market risk management’ and 4.4 ‘Structural balance sheet risk management’ of this chapter.
Risk profile assessment (RPA)
The Group carries out identification and assessment tests on the different risks that it is exposed to, involving all the lines of defence, establishing management standards that meet regulatory requirements and reflect best practices in the market and reinforce our risk culture.
The results of the risk identification and assessment (RIA) exercises are integrated to evaluate the Group risk profile through the risk profile assessment (RPA). This exercise analyses the development of risks and identifies areas for improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.

•
Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts.

Based on the identification and assessment exercises for the different risks, as of December 2019 the Group maintains a solid medium-low risk profile.
In 2019, improvements were centred on three main areas: i) reviewing and enhancing the control environment standards ii) risk performance indicators and their alignment with risk appetite metrics, and iii) enhancing the perimeter by integrating reputational risk across the risk profile assessment and enriching our capital metrics.
Scenario analysis
Another fundamental tool that is used by the Group to ensure robust risk management and control is the analysis of potential impacts triggered by different scenarios related to the environment in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may affect our risk profile.
This “scenario analysis” is a robust and useful tool for risk management at all levels. It enables the Group to assess its resilience under stressed conditions and the identification of possible mitigating actions to be implemented in case the projected scenarios start to materialise. The objective is to reinforce the stability of income, capital and liquidity.
In this respect, the role of our Research and Public Policy team in terms of the generation of the different scenarios as well as the governance and control processes around these exercises, including the review by senior management as well as the three lines of defence are fundamental.
The robustness and consistency of the scenario analysis exercises are based on the following pillars:

•	Development and integration of models that estimate the future performance of metrics, such as credit losses.

•	Challenge and backtesting of model results.

•	Inclusion of expert judgement and expert knowledge of our portfolios.

•	Robust governance covering models, scenarios, assumptions and results, as well as management mitigation actions.
The application of these pillars in the European Banking Authority (EBA) stress test exercise, has enabled Santander to comfortably meet the defined quantitative and qualitative requirements, contributing to the excellent results obtained by the Group.

398	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Application of scenario analysis
Scenario analysis is included in the Group’s risk framework, ensuring that any impact affecting solvency or liquidity can be rapidly identified and addressed. This includes a systematic review of exposure to different types of risks under the baseline scenario and under various adverse scenarios.
Scenario analysis forms an integral part of several key Group processes:

•	Regulatory exercises conducted under the European regulatory guidelines or those of local supervisors.

•
Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP): the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and management of these two critical aspects.

•
Risk appetite. This includes stressed metrics for which the Group defines maximum levels of risk that should not be exceeded. These exercises are related to those conducted for capital and liquidity, although they have different frequencies and different granularity. For further details, see 'Risk appetite and structure of limits' aforementioned in this section and section 4.6 'Liquidity risk management' in this report.

•
Climate change scenario analysis: the objective is to provide a scenario-based assessment of those risks and opportunities related to climate change. We are currently focused on the wholesale portfolio as a pilot.

•	Recurrent risk management in different processes/exercises:

◦
Budget and strategic planning process, in the development of commercial risk approval policies, in the global risk assessment for senior management or in specific analysis regarding activity profiles or portfolios.

◦
Identification of Top risks on the basis of a systematic process to identify and assess all risks which the Group is exposed to. These Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their potential impact on the Group.

◦
Recovery plan, which is drawn up annually to establish the tools available to the Group to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity that include idiosyncratic and/or systemic events.

◦	IFRS 9. Since 1 January 2018, the processes, models and scenario analysis methodologies have been included in the regulatory provision requirements.
For more details on scenario analysis see sections 3.2 ‘Credit risk management', 4.2 ‘Trading market risk management’ and 4.6.’Liquidity risk management’.

Risk reporting structure (RRS)
Our reporting model continues to evolve and we continue to simplify and optimise our processes, controls and the communication to senior management. The enterprise wide view of all risks is regularly consolidated allowing the Group’s senior management to assess the risk profile and take actions needed.
Our risk reporting taxonomy contains three types of reports that are released on a monthly basis: the Group risk report (which is distributed to senior management), the subsidiaries risk reports, and the reports on each of the risk factors identified in the Group’s risk framework.
This taxonomy is characterised by the following:

•	All risk factors included in the Group’s risk framework are covered.

•	Balance between data, analysis and qualitative comments is maintained throughout the reports, including forward-looking measures, risk appetite information, limits and emerging risks.

•	The holistic view is combined with a deeper analysis of each risk factor and geographic area and region.

•	A homogenous structure and criteria. A consolidated view is provided to enable the analysis of all risks based on common definitions

•	All the metrics reported follow RDA criteria, ensuring the quality and consistency of the data included in all risk reports.
Santander Analytics
Santander Analytics is a Risk function responsible for the development and independent validation of cutting-edge and robust quantitative models, in order to help the Group measure all types of risks, both financial and non-financial, while at the same time meeting regulatory requirement.
In recent years, Santander Analytics has been analysing and leading the change into a new paradigm: artificial intelligence (AI). Drawing on the definition from the Financial Stability Board (FSB, 2017), AI is the set of theories and algorithms that allows computer systems to perform tasks which typically require human intelligence (e.g. visual perception, voice recognition, or interpretation of a text taking into account its context).
The escalation of AI tools in all the sectors of the economy has been made possible by the growing volume of digital data and higher computational capacity. To evolve to this new environment, Santander Analytics has fostered a culture of intelligent data analysis in the development of quantitative models within the Risk function: the origin of intelligent data analysis lies in statistics and machine learning.
In recent years, the increase in computational power and heightened popularity of machine learning techniques has enabled financial and non-financial risks to be described, prescribed and predicted with a high degree of precision.

In addition, at Santander we are developing machine learning models for consumer loans, income inference and fraud detection; deep learning algorithms for the measurement of reputation risk ratings, backward rebuilding of financial time series and rating models with reputational features, contributing to improve credit access and financial inclusion.
In order to share the know-how relating to these new techniques across the Group, Santander Analytics has promoted the Research Day initiative, which is a biannual workshop to discuss and share knowledge of cutting-edge research initiatives on quantitative modelling for decision-making processes in all the Group’s subsidiaries and businesses.
These new techniques also pose a series of risks and limitations that must be identified and managed in order to correctly unlock all of their potential. These risks and limitations are common, in most cases, to the techniques used and services provided not only by financial institutions, but by many other participants in the industry. It is very important that the principle that the activities that generate the same risks are subject to the same regulations and equivalent supervisory mechanisms is fulfilled, in order to maintain a level playing field.
Models that include AI techniques can also be used in addition to the more traditional statistical approaches, contributing in this case to the process of strengthening and validating the decisions taken.
In summary, Santander Analytics develops advanced models for the management of all types of risks and also for decision-making processes outside the scope of the Risk function. This is performed by using different quantitative approaches, intelligent data analysis, sharing knowledge through the Research Day workshop and attracting and retaining STEM (science, technology, engineering and mathematics) talent.
The aim is to use advanced analytics to help people and businesses prosper by being more agile and efficient (Simple), focusing on customers through user experience, innovation and satisfaction (Personal), as well as deploying advanced technology to protect our customers (Fair).
2.5 Environmental and social risk
Our risk management and control model is also a key driver of Santander’s contribution to sustainable economic growth. This is achieved by promoting the conservation of the environment and the protection of human rights.
This principle of environmental and social responsibility is reflected in the board approved environmental and social risk policies on energy, covering the oil, gas and energy generation sectors, mining and metals, including coal mining and steel production, as well as soft commodities.
The policies set out the activities where the Group will not provide products and/or services and those where an in-depth analyses to assess their environmental, social and reputational impacts is necessary.

Updates to the policies are proposed annually to the board by the Global Environmental and Social Risk Management (ESRM) function in consultation with other functions such as Credit Risk, Responsible Banking, Reputational Risk and the business areas, to ensure they remain in line with the best international practices and standards and their alignment to the Group’s sustainability approach. The 2019 update includes a new prohibition relating to the development, construction or expansion of oil and gas drilling projects north of the Arctic Circle.
The application of the policies across the Group is supported by the environmental and social (E&S) risk assessments that Santander carries out on its customers and transactions as part of its decision-making processes. In 2019 the existing procedure was updated with enhanced questionnaires tailored to Santander’s Corporate and Investment Banking (SCIB) division. The review of customers is initiated by the business areas with dedicated E&S Champions, within the Credit Risk function, providing the environmental and social assessments.
This information is held on a global platform accessible to SCIB bankers and credit analysts and is incorporated into the limits proposals for our customers and their annual reviews. The aforementioned update to the procedure was backed by face-to-face training of over 440 staff members, from business originating teams to supporting functions, across all countries where SCIB operates.
During 2019, 88% of global customers, representing 90% of the exposure to the sectors under the policies, have been subject to the E&S assessment.

The environmental and social policies of Santander Group can be found at www.santander.com
In addition to the above and since 2009, the Group has applied the Equator Principles to all project finance transactions, and continues to contribute to the development of the Principles through direct participation in the Equator Principles Association working groups. The Group will be implementing Equator Principles IV approved in November 2019 and due to come into full effect on 1 July 2020.

Equator Principles reporting from Santander is available in section ‘Analysis of environmental and social risks’ of the Responsible Banking chapter.
Climate change and risk management
The E&S sector policies mentioned above are also designed to support Santander´s commitment to finance the transition to a low-carbon economy and positively contribute to climate change mitigation.
The Risk division contributes to Santander’s public commitments on climate change through a number of internal projects and external initiatives.
Regarding the recommendations issued by the Task Force on Climate-related Financial Disclosures (TCFD) of the FSB, the Risk division actively participates in the execution of the

400	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Group’s TCFD implementation plan in collaboration with the Responsible Banking function and other areas.
Actions undertaken in 2019 included climate change training provided to the board and to over 150 staff at Group headquarters, this training will be launched globally across all business units in 2020.
A first approach to incorporate climate change in the Risk appetite statement was approved and its physical and transition risk drivers have been included in the Group’s risk framework as factors that could aggravate the existing risks in the medium and long term.
In addition, deep-dives into the oil, gas, mining and steel sectors were presented to the board's risk supervision, regulation and compliance committee and the board's responsible, sustainability and culture committee in a joint session, with particular focus on the risks and opportunities that arise from climate change.
The board's responsible banking sustainability and culture committee was also informed of the analysis conducted by Risk in collaboration with SCIB on the European Union power portfolio. Applying expert judgement, the exercise measured the potential impact on the portfolio of a number of financial drivers linked to the International Energy Agency scenarios. The results obtained showed the portfolio to be positively positioned with regards to climate change transition risks with a high proportion of the exposure in low emission power generation sectors.
Santander Group is one of the 17 banks participating in the Paris Agreement Capital Transition Assessment (PACTA) Bank Pilot led by 2 Degrees investing initiative (2Dii), the purpose of which is to provide information on the alignment of selected portfolios with regard to climate scenarios as proxies to the Paris Agreement. The Credit Risk area has worked alongside the SCIB and Responsible Banking teams providing data for the project, and is actively collaborating with SCIB to use the results in a forward-looking assessment of climate-related risks and opportunities in wholesale portfolios.

Further information on the output of the PACTA pilot is available in section ‘Sustainable finance’ in the Responsible Banking chapter.
Santander continues to participate in the United Nations Environmental Program Financial Initiative (UNEP FI) to implement the TCFD requirements. The initiative´s objective is to develop scenarios, models and metrics to enable a scenario-based, forward-looking assessment of climate-related risks and opportunities.
In the first phase which ended in 2018, 16 leading banks from four continents, published a methodology to increase the understanding of the climate change impacts on their business. Santander specifically focused on the calculation of direct and indirect transition risks and their impact on the transportation sector in the wholesale portfolio as a pilot. The key conclusion from the exercise was the customers' resilience to the stress test, including climate-related transition impacts, due to their capacity to adapt to technological change requirements. This resulted in a limited impact on their credit quality.

In 2019 and into 2020 Santander was and is participating in the UNEP FI second phase, along with 35 global and local banks. The objective of this new phase is to enhance the “toolkit” with the core modules of climate scenarios, data & methodology, reporting & governance to allow risks and climate related impacts to be measured, in addition to developing approaches to standardised disclosures. Santander is actively participating in various working groups addressing climate scenarios and methodology, specifically focusing on pilot exercises involving physical risks in the mortgage book, a material sector for the Group.
The UNEP FI project continues to bring notable progress to climate risk assessment, with lessons learnt from the first pilot enriching the work being undertaken in this second round. Phase II is due to end in the second quarter of 2020, covering and developing all the aspects required to define the risk calculation and impacts of climate risks.
Finally, and in coordination with the Public Policy team, Risk provides continuous input, directly and by participating in sector working groups, to the climate change and Environmental, Social & Governance (ESG) regulatory consultations that are taking place across the EU and other countries where the Group is present.

3. Credit risk

3.1 Introduction
Credit risk is the risk that a financial loss will be incurred arising from the default or credit quality deterioration of a customer or other third party, with whom the Group has assumed a contractual obligation, including providing credit, that may therefore not be fulfilled.
Credit risk is the most relevant risk for the Group, both by exposure and capital consumption, it also includes counterparty risk, country risk and sovereign risk.
3.2 Credit risk management
Our credit risk management process consists of identifying, analysing, controlling and decisioning on the credit risk incurred by the Group. It considers a holistic view of the credit risk cycle including the transaction, customer and portfolio views. Both business and risk areas, together with senior management participate in the management and control process.
Credit risk identification is a key component for the active management and effective control of our portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted in the event they are needed. This is achieved through the following processes:
Planning
Planning allows business targets to be set and specific action plans defined, within the risk appetite framework established by the Group.
Strategic commercial plans (SCPs) are one of our management and control tools for the Group’s credit portfolios. SCPs are prepared jointly by the business and risk areas, and define the commercial strategies, risk policies, measures and infrastructure required. These factors are considered as a whole, ensuring a holistic view of the portfolios.
The integration of SCPs at management level provides an updated view of the credit portfolio quality, enabling credit risk to be measured, and internal controls executed alongside the periodic monitoring of strategy, the early detection of deviations and significant changes in the risk and potential impact, as well as defining corrective actions where necessary.
SCPs are approved and monitored by senior management in each entity before review and validation at Group level.
The SCPs are aligned with the Group´s risk appetite and the capital objectives of the subsidiaries.

Risk assessment and credit rating process
In order to analyse a customer’s capacity to meet their contractual commitments with the Bank, the Group uses valuation and parameter estimation models in each of the segments where it operates.
The credit quality valuation models applied are based on credit rating drivers, which are monitored and controlled to calibrate and adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

1
Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (those who are treated on an individual basis) segments.

2
Scoring: an automatic assessment system for credit applications. It automatically assigns an individual score to the customer for subsequent decision-making, generally in the retail and smaller SMEs segments.

Parameter estimation models are obtained through internal econometric models based on the portfolios’ historical defaults and losses for which they are developed. They are also used to calculate economic and regulatory capital and the portfolio’s IFRS 9 provision.
Periodic model monitoring and evaluation is carried out, assessing among other factors, the appropriateness of usage, predictive capacity, performance and granularity. In addition, policy compliance is also monitored.
The resulting ratings are regularly reviewed, incorporating the latest available financial information as well as other relevant data. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or have automatic warnings in the risk management systems.
Credit risk mitigation techniques
Generally, from a risk acceptance standpoint, the criteria are linked to the borrower’s payment capacity for the financial obligations - although this does not inhibit imply an impediment to requiring collateral or personal guarantees in addition.
Payment capacity is assessed based on the funds or net cash flows from the customer´s businesses or income, excluding guarantors or assets pledged as collateral. These guarantors or assets are always to be considered, when evaluating the approval of the transaction, as a secondary method of recovery in the event the first channel fails.
In general, a guarantee is defined as a reinforcement measure added to a credit transaction with the purpose of mitigating the loss due to a breach of the payment obligation.

402	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

At Santander, we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.
Definition of limits, pre-classifications and pre-approvals
The connection between the Group’s credit risk appetite and credit portfolios management and control is implemented through the SCPs, which define the portfolio and origination limits to predict the portfolio’s risk profile. The cascading down of the Group’s risk appetite, strengthens the controls over our credit portfolios.
We have processes that determine the risk that the Group is able to assume with each customer. These limits are jointly set by the business and risk areas and have to be approved by the executive risk committee (or delegated committees) and reflect the expected results of the business in terms of risk-return.
There are different limit models depending on the segment:

•
Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in terms of capital at risk, nominal cap, and maximum tenors according to the type of transaction, in the case of financial entities, limits are managed through credit equivalent risk (CER). It includes the actual and expected risk with a customer within the limits defined in the risk appetite statement and credit policies.

•
Corporates and institutions that meet certain requirements (strong relationships, rating, etc.): a more simplified pre-classification model is used, with an internal limit that establishes a reference point in the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, overall indebtedness, and the distribution of the banking pool.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of a senior credit analyst or committee.

•	For individual customers and SMEs with low turnover, large volumes of credit transactions are managed with the use of automatic decision models to classify the customer/transaction.
Scenario analysis
In line with the description in section 2.4 ‘Management processes and tools’ of this chapter, scenario analysis is used in credit portfolio management as an evolution of the portfolio analysis. It enriches the understanding of the portfolio performance under different macroeconomic conditions, and allows management strategies to be anticipated and defined in order to avoid future deviations from the established plans and targets.
The approach taken with regard to scenario analysis consists of simulating the impact of alternative scenarios in the portfolio credit parameters (PD, LGD) and the associated expected credit losses. The results of this analysis are compared with the portfolio’s credit profile indicators to identify the most appropriate measures that could be developed to guide the required management actions.
Scenario analysis is integrated into credit management portfolio activities and in the SCPs.
Monitoring
Business performance is monitored on a regular basis by comparing performance with established plans. This is a key risk management activity.
All customers are monitored on an ongoing, holistic manner that enables the early detection of events that may have an impact on the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative effect for the Group.
This monitoring process takes into consideration the transaction forecasts and characteristics throughout its entire life. It also takes into consideration any variations that may have occurred in the classification and suitability since the time of the review.
Monitoring is carried out by local and global Risk teams, backed up by Internal audit. It is based on customer segmentation:

•
In the SCIB segment, monitoring, in the first instance, is a direct function of both the business manager and the risk analyst, who maintain direct relationship with the customer and manage the portfolio. This guarantees an up-to- date view of the customer’s credit quality is always available and allows us to anticipate situations of concern and take the necessary actions.

•
For commercial banking, institutions and SMEs with a credit analyst assigned, the function consists of identifying and tracking customers that require closer monitoring, reviewing ratings and continuously analysing relevant indicators.

•	For individual customers, businesses and smaller SMEs monitoring is carried out through automatic alerts, in order to detect shifts in the performance of the portfolio.
The Group performs the monitoring process through the Santander Customer Assessment Note (SCAN), which was implemented in the Group’s subsidiaries in 2019.
The Group’s SCAN system aims to establish the level of monitoring, policies and specific actions for all individual customers, based on their credit quality and particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, on a dynamic basis, with a specific manager appointed and agreed monitoring frequency.
In addition to customer credit quality monitoring, Santander establishes the control procedures needed to analyse portfolios and performance, as well as any possible deviations regarding planning or approved alert levels.

Portfolio analysis systematically controls the evolution of credit risk with regard to budgets, limits and benchmarks, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish actions to keep the risk portfolio profile and volumes within the parameters set by the Group within its risk appetite.
Recovery and collections management
Recovery activity is a significant component in the Group’s risk management and control. This function is carried out by the Recoveries area, which define a global strategy and an enterprise-wide focus for recovery management.
The Group has a recovery management operating model that sets the guidelines and general policies of action to be applied, taking into account the local environment.
In 2019, this model was updated to incorporate new regulatory requirements set down in the EBA Guidelines on the management of non-performing and forborne exposures.
The Recoveries area directly manages customers, where value creation is based on effective and efficient collection management. New digital channels are becoming increasingly important in recovery management.
The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries effectively. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.
Recovery management is divided into four phases: in arrears, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.
The management scope for the Recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, written-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce the volume of these assets, such as the sale of portfolios or foreclosed assets.
In the written-off loans category, debt instruments are included (past due or otherwise) the recovery of which, after an individualised analysis, is considered remote, due to the severe and unrecoverable impairment of the solvency of the transaction or the customer. Classification in this category involves the full or partial cancellation of the gross carrying amount of the loan and its derecognition. This does not mean that the Group will suspend negotiations or legal proceedings to recover the amounts.
In those geographies with a significant exposure to real estate risk, the Group has efficient sales management instruments to maximise recovery and optimise the existing stock in the balance sheet.

Forborne portfolio
The Group has an internal forbearance policy, which acts as a reference for the different transpositions in all local subsidiaries and shares the principles established by the regulation and the applicable supervisory expectations. This year, the policy was updated to include the EBA Guidelines on the management of non-performing and forborne exposures
This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations.
In addition, this policy sets rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their approval and monitoring. Therefore, the forborne transaction must be focused on recovery of the amounts due and the payment obligations adapted to the customer’s current position and, in addition, losses must be recognised as soon as possible if any amounts are deemed irrecoverable.
Forbearance may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.
Further, the policy defines the classification criteria for forborne transactions in order to ensure that any risks are suitably recognised, bearing in mind that they must remain classified as non-performing or watchlist for an appropriate period to ensure reasonable certainty that repayment capacity can be recovered.
The forborne portfolio stood at 32,475 million euros at the end of December 2019. In terms of credit quality, 53% of the loans are classified as non-performing, with average coverage of 52% (28% of the total portfolio).

Key figures of forborne portfolio
EUR million
	2019	2018	2017
Performing	15,199	20,877	27,661
Non-performing	17,276	20,357	20,044
Total Forborne	32,475	41,234	47,705
% CoverageA	28%	26%	24%
A. Total loan-loss allowances/total forborne portfolio.
The Group’s forborne portfolio decreased by 21% in 2019, in line with the trend observed in previous years.
Credit management evolution
Santander launched in 2019 a strategic initiative to enhance credit risk management across the Group as part of the Risk Strategy program: ATOMiC - Advanced Target Operating Model in Collaboration-.
ATOMiC defines our credit risk expectations over a3-year horizon by identifying best practices in the group and across the industry. Existing best practices set a realistic target aspiration and serve as a reference and driver for our units.

404	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Specific key performance indicators (KPI) are also identified for better assessment and monitoring. Planning and implementation also leverage on existing expertise in the units (local experts), with the support of the Group.
Prioritization is focused on strategic initiatives that require special attention, particularly initiatives oriented to process automation and digitalisation. The work streams are fully customised and landed in each segment and unit and approved at local level.
3.3 Key metrics
Changes in perimeter
In 2019, we made a change to our reported segments to reflect our current organisational and management structure.

For further detail see section 4.1 'Description of segments' of the Economic and financial review chapter.
2019 general performance
Credit risk is diversified among the main regions where the Group operates (excluding geographies with exposures lower than 1%): Europe (71%), South America (14%) and North America (14%), with a suitable balance between mature and emerging markets.
As at December 2019, the performance can be summarised as follows: credit risk with customers increased by 6.1% vs. 2018, based on the same perimeter, mainly due to the United Kingdom, the United States, SCF and Mexico. Growth in local currency was seen across all subsidiaries with the exception of Spain.
Exposures, together with lower non-performing loans (NPLs) of 33,799 million euros (-5.3% vs. year end 2018) reduced the Group’s NPL ratio to 3.32% (-41 bps vs. 2018).
In order to cover potential losses arising from NPLs, and in accordance with IFRS 9 guidelines, the Group recorded loan-loss provisions of 9,321 million euros (+5% vs. December 2018), after deducting post write-off recoveries. The cost of credit remains stable at 1.00%.
Total loan-loss allowances amounted to 22,965 million euros, bringing the Group’s NPL coverage ratio to 68%, recognising that 66% of the Group's net customer loans are secured. The coverage ratio is affected downwards by the weight of mortgage portfolios (particularly in the UK and Spain), as lower provisions are needed due to the held collateral.

The tables below show the performance of the main metrics related to credit risk derived from activity with customers:

Main credit risk performance metrics from activity with customers
Dec. 2019 data
	Credit risk with customersA (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Europe	722,661	688,810	671,776	23,519	25,287	27,964	0.03	0.04	0.04
Spain	213,668	227,401	237,327	14,824	16,651	18,270	0.07	0.07	0.08
UK	275,941	252,919	242,993	2,786	2,739	3,210	0.01	0.01	0.01
S. Consumer Finance	105,048	97,922	92,589	2,416	2,244	2,319	0.02	0.02	0.03
Portugal	37,978	38,340	39,394	1,834	2,279	2,959	0.05	0.06	0.08
Poland	33,566	30,783	24,391	1,447	1,317	1,114	0.04	0.04	0.05
North America	143,839	125,916	106,129	3,165	3,510	2,935	0.02	0.03	0.03
US	105,792	92,152	77,190	2,331	2,688	2,156	0.02	0.03	0.03
SBNA	56,640	51,049	44,237	389	450	536	0.01	0.01	0.01
SC USA	29,021	26,424	24,079	1,787	2,043	1,410	0.06	0.08	0.06
Mexico	38,047	33,764	28,939	834	822	779	0.02	0.02	0.03
South America	143,428	138,134	138,577	6,972	6,639	6,685	0.05	0.05	0.05
Brazil	88,893	84,212	83,076	4,727	4,418	4,391	0.05	0.05	0.05
Chile	42,000	41,268	40,406	1,947	1,925	2,004	0.05	0.05	0.05
Argentina	5,044	5,631	8,085	171	179	202	0.03	0.03	0.03
Santander Global Platform	706	340	96	4	4	4	0.01	0.01	0.05
Corporate Centre	5,872	4,953	5,369	138	252	8	0.02	0.05	0.00
Total Group	1,016,507	958,153	920,968	33,799	35,692	37,596	0.03	0.04	0.04

	Coverage ratio (%)			Net ASRB provisions (EUR million)			Cost of credit (%/risk)[c]
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Europe	49.8	50.1	51.8	1,839	1,572	1,313	0.28	0.24	0.22
Spain	41.1	43.7	46.1	856	789	691	0.43	0.38	0.37
UK	36.5	32.9	32.3	253	171	209	0.10	0.07	0.09
S. Consumer Finance	106.1	106.4	101.4	477	360	266	0.48	0.38	0.30
Portugal	52.8	50.5	62.1	(8)	32	12	(0.02)	0.09	0.04
Poland	66.8	67.1	68.2	217	161	137	0.72	0.65	0.62
North America	153.0	137.4	150.9	3,656	3,449	3,685	2.76	3.12	3.35
US	161.8	142.8	170.2	2,792	2,618	2,780	2.85	3.27	3.42
SBNA	140.6	122.1	102.2	186	108	116	0.35	0.24	0.25
SC USA	175.0	154.6	212.9	2,614	2,501	2,590	9.42	10.01	9.84
Mexico	128.3	119.7	97.5	863	830	905	2.49	2.75	3.08
South America	88.4	94.6	83.5	3,789	3,736	4,067	2.92	2.99	3.16
Brazil	99.8	106.9	92.6	3,036	2,963	3,395	3.93	4.06	4.36
Chile	56.0	60.6	58.2	443	473	462	1.08	1.19	1.21
Argentina	124.0	135.0	100.1	235	231	159	5.09	3.45	1.85
Santander Global Platform	85.3	78.9	85.1	1	—	—	0.22	0.14	0.00
Corporate Centre	174.5	118.4	—	36	115	45	0.57	1.65	0.86
Total Group	67.9	67.4	65.2	9,321	8,873	9,111	1.00	1.00	1.07
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Recovered write-off assets (1,586 million euros).
C. Cost of credit = loan-loss provisions twelve months/average lending.

406	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Reconciliation of key figures
The 2019 consolidated financial statements provide details of the customer loan portfolio, both gross and net of provision allowances. Credit risk also includes off-balance sheet risk. The following table shows the relationship between these concepts:

Gross Credit Risk With Customers[A]
1,016,507
Section on Credit Risk
Gross loans and advances to customers & Others
Contingent Liabilities
Breakdown
964,450
52,057
Gross loans and advances to customers & Others
964,450
Others
-10
Gross loans and advances to customers[B]
964,460
Gross Financial assets measured at amortised cost
Financial assets held for trading
Gross Financial assets at fair value
928,512
355
35,593
Balance Sheet Item From Consolidated Financial Statemets
Loan-loss allowances
-22,236
Loan-loss allowances
-6
Net Financial assets measured at amortised cost
Net Financial assets at fair value
906,276
355
35,587
Net Loans and Advances to Customers
942,218

A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Before loan-loss allowances.
Geographical distribution and segmentation
The Group’s risk function is organised around three types of customers groups:

•	Individuals: Individuals, except those with a business activity. This segment is divided into sub-segments by income level, enabling risk management and control by customer type.
Mortgages to individuals represent approximately 36% of the Group net customer loans. These mortgages are focused in Spain and the UK, and are mainly residential mortgages with a low risk profile, low NPL ratios and robust coverage ratios. This low risk profile produces low losses.

•	SMEs, commercial banking and institutions: includes companies and individuals with business activity, as well as public sector activities and private sector non-profit entities.

•
Santander Corporate & Investment Banking (SCIB): consists of corporate customers, financial institutions and sovereigns, comprising a closed list that is revised annually. This list is determined based on a full analysis of the company (business type, level of geographic diversification, product types, volume of revenues it represents for the Group, among others).

The following chart shows the distribution of credit risk based on the management model, including gross loans and advances to customers, guarantees and documentary credits:

Credit risk distribution
Taking into consideration the segmentation, the portfolios’ geographical distribution and performance is shown in the following charts:

Total

Individuals

SMEs, Commercial Banking and Institutions

SCIB
A. Proxies applied for 2017 data.
B. 'Others' include mainly foreign branches wholesale exposure

408	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Key figures by geographic region are described below:

•
Europe: NPL ratio decreased to 0.03% (-42 bp compared to 2018), due to the significant decrease of non-performing loans in Spain and Portugal; and the slight increase in the UK and SCF, offset by a proportionally higher increase in total loans.

•	North America: NPL ratio down to 2.20% (-59 bp vs 2018) due to the good performance of the region, especially in the US which fell by 72 bp, compared to 2018.

•	South America: NPL ratio stands at 4.86%, increasing in Brazil and Argentina (+7 bp and +22 bp compared to 2018, respectively); and decreasing in Chile (-2 bp vs to 2018).
Further details are provided in section 3.4 'Details of main geographies'.
Amounts past due (performing loans)
Amounts past due by three months or less represented 0.29% of total credit risk with customers. The following table shows the breakdown of these loans as at 31 December 2019, according to the first missed payment:

Amounts past due. Maturity detail
EUR million
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to credit institutions	10	—	—
Loans and advances to customers	1,739	894	351
Public administrations	1	—	—
Other private sector	1,738	894	351
Debt instruments	—	—	—
Total	1,749	894	351
Impairment of financial assets
The IFRS 9 impairment model applies to financial assets valued at amortised cost, debt instruments valued at fair value with changes in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value. The portfolio of financial instruments subject to IFRS 9 is divided into three categories, or stages, depending on the status of each instrument in relation to its level of credit risk.

•
Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over twelve months from the reporting date.

•
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialised, the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

•
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

The following table shows the credit risk exposure for each of these stages and by geography:

Exposure by stage and by geography
EUR million
	Stage 1	Stage 2	Stage 3	TotalA
Europe	644,229	31,650	23,513	699,392
Spain	176,162	10,876	14,824	201,862
UK	258,902	13,635	2,786	275,323
SCF	98,854	3,703	2,413	104,970
Portugal	34,037	2,107	1,834	37,978
Poland	30,604	1,329	1,442	33,375
North America	120,186	12,366	3,160	135,712
US	85,447	11,080	2,327	98,854
SBNA	51,622	4,373	389	56,384
SC USA	20,925	6,291	1,787	29,003
Mexico	34,739	1,286	834	36,859
South America	127,778	8,673	6,972	143,423
Brazil	78,466	5,700	4,727	88,893
Chile	37,627	2,426	1,947	42,000
Argentina	4,537	337	171	5,045
Santander Global Platform	702	—	4	706
Corporate Centre	4,935	705	133	5,773
Total Group	897,830	53,394	33,782	985,006
A. Excluding 31,501 million euros from balance not subject to impairment accounting.
In addition, the impairment provision amount includes the expected credit risk losses over the expected residual life in financial instruments Purchased or Originated Impaired (POCI).
The performance of financial instruments with effective signs of impairment (stage 3) are shown below:

Non-performing loans evolution according to constituent item
EUR million

10,544
156
(12,593)
35.692
22
NPL not subject to impairment accounting
33.799
NPL not subject to impairment accounting
17
35,670
Stage 3
Stage 3
33,782
NPL 2018
Net Entries
Perimeter and FX
Write-Offs
NPL 2019

2017 - 2019 NPL evolution
EUR million
	2017	2018	2019
NPL (start of period)	33,643	37,596	35,692
Stage 3		37,571	35,670
NPL not subject to impairment accounting		25	22
Net entries	8,269	10,910	10,544
Perimeter	10,032	177	—
FX and others	(826)	(318)	156
Write-off	(13,522)	(12,673)	(12,593)
NPL (End of period)	37,596	35,692	33,799
Stage 3	37,571	35,670	33,782
NPL not subject to impairment accounting	25	22	17

Allowances evolution according to constituent item
EUR million

24.061
10,905
6
586
(12,593)
22.965
8,913
Stage1 & 2
15,148
Stage 3
8,872
Stage 1 & 2
14,093
Stage 3
Allowances 2018
Gross provision for impaired assets and write-downs
Provision for other assets
FX and other
Write-off
Allowances 2019

2017 - 2019 allowances evolution
EUR million
	2017	2018	2019
Allowances (start of period)	24,835	24,529	24,061
For impairment assets	15,466	16,459
For other assets	9,369	8,070
Stage 1 and 2			8,913
Stage 3			15,148
Gross provision for impaired assets and write-downs	11,607	10,300	10,905
Provision for other assets	(881)	121	6
FX and other	2,490	1,784	586
Write-off	(13,522)	(12,673)	(12,593)
Allowances (end of period)	24,529	24,061	22,965
Stage 1 and 2		8,913	8,872
Stage 3		15,148	14,093
The methodology used to quantify expected losses due to credit events is based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows. These scenarios take into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. GDP, house pricing, unemployment rate, among others.).
In estimating the parameters used for the calculation of impairment provisions (EAD, PD, LGD and discount rate), the Group leverages its experience in developing internal models for calculating parameters for regulatory and internal management purposes. The Group is aware of the differences between these models and regulatory requirements for provisions. As a result, it has focused on adapting the development of its IFRS 9 impairment provisions models to reflect these requirements.

•	Establishing a significant increase in credit risk: proceeding with the classification of the financial instrument under stage 2, the Group considers the following criteria:

◦
Quantitative criteria: changes in the risk of a default occurring throughout the expected life of the financial instrument are analysed and quantified with respect to its credit level on initial recognition.

For the purpose of determining whether such changes should be considered significant, with their consequent classification as stage 2, each subsidiary has defined the quantitative thresholds to consider in each of its portfolios taking into account the Group’s guidelines and ensuring a consistent interpretation across all geographies.

◦
Qualitative criteria: in addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g. over 30 days past due, forbearance, among others). Each subsidiary has defined these criteria for its portfolios.

The use of these qualitative criteria is supplemented with the application of expert judgement.

•
Definition of default: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations. The Group is currently working to adapt the definition of default to the new EBA Guidelines on the application of the definition of default under Article 178 of the CRR, according to the scheduled plan

•
Use of present, past and future information: the estimation of expected losses requires a high degree of expert judgement and it must be supported by historic, current and future data and expectations. Therefore, expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group uses forward-looking information in internal management and regulatory processes, incorporating several scenarios. The Group has leveraged its experience in the management of such information, which ensures consistency across our processes.

410	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•
Expected life of the financial instrument: to estimate this figure all the contractual terms are taken into account (e.g. pre-payments, duration, purchase options, among others), where the contractual period (including extension options) is the maximum period for measuring the expected credit loss. In the case of financial instruments with an uncertain maturity period and an undrawn commitment component (e.g. credit cards), expected life is estimated on the basis of the period for which the entity is exposed to credit risk and the effectiveness of management practices to mitigate exposure.

•
Impairment recognition: the main change with respect to the current standard relates to assets measured at fair value with changes recognised through other comprehensive income in regard to the portion of the changes in fair value due to expected credit losses that will be recognised under current profit or loss account while the rest will be recorded under other comprehensive income.

3.4 Details of main geographies
United Kingdom
Portfolio overview
Credit risk with customers in the UK, including Santander Consumer UK, amounted to 275,941 million euros as of December 2019, an increase of 9.1% compared to year-end 2018 (+3.8% in local currency), representing 27% of the Group’s total loan portfolio.
The NPL ratio decreased to 1.01% as of December 2019 (-7 bp vs. year-end 2018), despite macroeconomic uncertainty and thanks to the application of prudent policies, within the risk appetite framework. The amount of non-performing loans increased by 1.7%, below the credit portfolio growth, supported by the continued strong performance of the mortgage portfolio.

Regarding Brexit, action plans have been developed and enhanced in the event of a ‘No deal’ scenario. The Brexit Response Group meets regularly at Santander UK to provide assurance of readiness. Continuous monitoring for the secured portfolio remains critical given the exceptional macroeconomic context.
Santander UK portfolio is divided into the following segments:

Portfolio segmentationA
Dec.19 data
A. Excluding SCF UK and London Branch
Mortgage portfolio performance
Due to its size, not only for Santander UK, but also for the Group, the UK mortgage portfolio is closely monitored.
This portfolio, as at December 2019, amounted to 194,354 million euros growing, in local currency, by 4.7% in the year. It consists of residential mortgages granted to new and existing customers, all of which are first lien mortgages. No transactions entail second or successive liens on mortgaged properties.
The real estate market has shown strong resilience with over 4.0% price growth in the year and a stable number of transactions.
All properties are valued independently before each new transaction approval, in accordance with the Group’s risk management principles.

The value of the property used as collateral for mortgages that have been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable legislation.
Geographically, credit exposures are predominantly situated in the southeast of the UK and the London metropolitan area.

Geographical distribution
Dec.19 data

London

Midlands and East Anglia

North

Northern Ireland

Scotland

South East (excl. London)

South West, Wales and Other

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
Santander UK offers a wide range of mortgage products aligned with its policies and risk limits. The characteristics of some of these products are described below:

•
Interest only loans (23%): customer pays interest every month and repays the capital at maturity. An appropriate repayment vehicle such as a pension plan, mutual fund, among others is required. This is a common product in the UK market for which Santander UK applies restrictive policies in order to mitigate inherent risks. For example, a maximum loan to value (LTV) of 50%, more stringent approval criteria and assessment of payment capacity, simulating the repayment of capital and interest rather than solely interest.

•
Flexible loans (7%): the contract for this type of loan enables the customer to modify their monthly payments or make additional drawdowns of funds up to a previously pre-established limit, under various conditions.

•	Buy to let (6%): buy to let mortgages (purchase of a property to be rented) account for a small percentage of the total portfolio, with approval subject to strict risk policies.
The strong performance of the mortgage portfolio is reflected in the NPL ratio, which fell to 1.04% as of December 2019 (-16 bp vs. year-end 2018).
The implementation of prudent approval policies has put the simple average LTV of the portfolio at 43%. The proportion of the portfolio with an LTV of between 85% and 100% is low, standing at around 5%. New business performance does not show any sign of risk quality deterioration.
The following charts show the LTV structure for the stock of residential mortgages as of December 2019:

Loan to value
Dec.19 data

<50%

50-75%

75-85%

85-100%

>100%

Loan to value: relation between the amount of the loan and the appraised value of the property. Based on indices.
The existing credit risk policies that are used explicitly forbid loans regarded as high risk (subprime mortgages) and establish strict requirements for credit quality, both for transactions and customers.
Spain
General overview
Total credit risk at Santander Spain, including the real estate unit, amounted to 213,668 million euros, 21% of the Group total, with an appropriate level of diversification by both product and customer segment.
In a context of lower economic and credit growth, new business continues to increase in the segments of consumer loans, SMEs and Corporates. Total credit risk decreased by 6.0% compared to December 2018, mainly due to lower

412	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

financing extended to public administrations, wholesale banking which also amortises faster than the growth of new business in the individuals segment.
The NPL ratio for the total portfolio was 6.94% (6.58% excluding the real estate unit), -38 bp less than in 2018. This is the result of lower NPLs, which reduced the ratio by -80 bp due to overall better performance, the cure of several restructured positions and portfolio sales. However, this positive effect was partially offset by the decrease observed in the loan portfolio, which had an increasing effect on the ratio of +47 bp.
This credit quality improvement, together with proactive portfolio management, has resulted in a slight decrease in the coverage ratio, standing at 41% at year-end 2019 (-3 pp vs. 2018) as the NPL reduction is focused on those loans with higher expected loss.
The evolution of cost of credit follows the reduction in total loans and a slight increase in provisions.
* Includes B. Popular and the real estate unit

The Santander Spain portfolio is divided into the following segments:

Portfolio segmentation
Dec.19 data
Residential mortgages performance
Residential mortgages at Santander Spain amounted to 60,557 million euros, representing 28% of total credit risk, 99.5% of which have a mortgage guarantee.

Residential mortgagesA
EUR million
	2019	2018	2017
Gross Amount	60,557	61,453	62,571
Without mortgage guarantee	306	545	532
With mortgage guarantee	60,251	60,908	62,039
of which non-performing loans	2,581	2,425	2,511
Without mortgage guarantee	14	54	147
With mortgage guarantee	2,567	2,371	2,364
A. Excluding SC Spain mortgage portfolio (1,679 million euros in December 2019 with doubtful debt of 68 million euros).
The NPL ratio for mortgages granted to households to acquire a home was 4.26%, increasing 37 bp compared to 2018.
The mortgage portfolio for the acquisition of homes in Spain is characterised by its medium-low risk profile, limiting expectations of potential additional impairment:

•	Principal is repaid on all mortgages from the start.

•	Early repayment is common so the average life of the transaction is below that of the contract.

•	High quality of collateral, concentrated almost exclusively in financing for first homes.

•	The average affordability rate stood at 26%.

•	85% of the portfolio has an LTV of below 80%, calculated as total risk/latest available home appraisal.

•
All customers applying for a residential mortgage are subject to a rigorous assessment of credit risk and affordability. In evaluating the payment capacity or affordability of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan instalments taking into consideration other income that the customer may receive. In addition, the analyst must assess whether the customer’s income will be stable over the term of the loan.

DI < 30%	LTV < 40%

30% < DI < 40%	40% - 60%

DI > 40%	60% - 80%

Average 26%	80% - 100%

> 100%

(*) Debt to income: relation between the annual instalments and the customer’s net income.
(**) Loan to value: percentage indicating the total risk/latest available home appraisal.

Businesses portfolio
Credit risk assumed directly with SMEs and Corporates amounts to 134,508 million euros, representing the main lending segment at Santander Spain with 63% of the total. Most of the portfolio corresponds to customers who have been assigned a credit analyst to monitor them continuously throughout the risk cycle.
The portfolio is highly diversified, with no significant concentrations by sector of activity.
The NPL ratio for this portfolio stood at 7.31% in December 2019. Despite the reduction in total risk, the NPL ratio fell by 21 bp compared to December 2018, due to a better performance, the normalisation of several restructured positions in corporates and portfolio sales.

United States
General Overview
Credit risk at Santander US increased to 105,792 million euros at the end of December representing 10% of the Group total. It comprises the following business units:

Business units segmentation
Dec.19 data

SBNA: Santander Bank N.A

SC USA: Santander Consumer USA

NYB - SIS: Santander Investment Securities

BSPR: Banco Santander Puerto Rico

BSI: Banco Santander International

In 2019, credit lending at Santander US continued to grow (+15% vs. year end 2018). The most significant increases were seen in the consumer portfolio (auto loans) of SBNA and SC USA, as well as in the wholesale banking business of SBNA and the New York branch (NYB).
The NPL ratio and cost of credit remain at moderate levels, 2.20% (-72 bp in the year) and 2.85% (-42 bp in the year), respectively. The performance details of Santander US' main units are described below.
Business units performance
Santander Bank N.A.
Santander Bank N.A. business is focused on retail and commercial banking, representing 82% of total Santander US), of which 41% is with individuals and approximately 59% with corporates. One of the main strategic goals is to continue to encourage the further development of the wholesale banking business, which represents 17% of the business.
Lending increased by 11% over 2019, with the wholesale banking and consumer (auto) segments showing the highest growth.
The NPL ratio decreased standing at 0.69% (-20 bp in the year) in December. This reduction can be explained by the proactive management of certain exposures and the favourable macro trends reflected in the improvement of customer credit risk profiles in the Corporates and Individuals portfolios. The cost of credit increased to 0.35% due to the normalisation of provisions in the Corporates segment and the increase in auto loans.

414	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Santander Consumer USA
Risk indicators for SC USA are higher than those of the other United States units and of the Group, due to the nature of its business, which focuses on auto financing through loans and leases (97%), seeking to optimise the returns associated with the risk assumed. SC USA´s lending also has a smaller personal lending portfolio (3%).
In 2019, new loan production grew by 20% compared to year-end 2018, maintaining quality standards. This growth is supported mainly by the commercial relationship with the Fiat Chrysler Automobiles (FCA) Group, which dates back to 2013, and reinforced in July 2019.
In the same period, new leases contracted by 12% returning to normal levels.
The NPL ratio dropped to 6.16% (-158 bp in the year), mainly due to the positive performance of the business and higher used vehicle prices. Cost of credit, at the end of December, stood at 9.42% (-59 bp in the year). An increase that was partially mitigated by efficiency in recoveries and the positive performance in vehicle prices. The coverage ratio grew to 175% (+20 pp in the year) on the back of the reduction in NPLs.
The lease portfolio (a business carried out exclusively under the FCA agreement and focused on customers with high quality credit profiles) increased by 21% in the year, to 14,779 million euros, providing stable and recurring earnings. The management and mitigation of residual value remains a priority. At the end of December the mark-to-market value of these vehicles was in line with the balance sheet value.

Brazil
General overview
Overall, Brazil´s economic growth slowed in 2019, but an recovery is expected in 2020. The approved pension reform, along with better prospects on structural reforms are lifting confidence and supporting investment. Monetary policy is expected to remain accommodative, in order to support economic growth, provided that inflation expectations remain anchored.
Credit risk in Brazil amounts to 88,893 million euros, representing an increase of 5.6% compared to 2018. Excluding the exchange rate effect, growth was 7%. Santander Brazil accounts for 9% of the Group’s lending.
Growth was more pronounced in the retail segments with a more conservative risk profile, based on customer relationship and loyalty, as well as business attracted through digital channels, where a significant increase was recorded during the past year.
The NPL ratio stood at 5.32% as of December 2019 (+7 bp compared to year-end 2018). This performance was due to higher NPLs in the individuals and consumer portfolios.

Taking into account the performance seen in recent years, the downward trend in the cost of credit continues, standing at 3.93% at the end of December (-13 bp compared to year-end 2018), thanks to proactive risk management and strong performance in the portfolios.
The coverage ratio stands at 100% (-7 pp vs. year-end 2018).
Santander Brazil´s loan portfolio is divided into the following segments:

Portfolio segmentation
Dec.19 data
The loan portfolio is diversified and has an increasing marked retail profile, with a 75% of loans extended to individuals, consumer financing and companies.
Portfolio performance
In the Individuals loan segment, strong growth was observed in all products. The market share of payroll loans and mortgages increased (products with lower risk).
The increase in market share in the SME segment, is noteworthy, especially in terms of foreign currency loans and agricultural loans.
In order to monitor the credit quality of our loan portfolio and prevent deterioration, one of the main credit risk performance indicators tracked is the impairment ratio on the lending portfolio, known as the ‘Over 90 ratio’.

416	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

When comparing the ‘Over 90 ratio’, Santander continues to show better performance than its local peers. This ratio stood at 2.9% at the end of December 2019 (-20 pb vs. year-end 2018), below the average of its competitors.

Over 90 total (%)
Dec.19 data
3.5 Other credit risk aspects
Credit risk by activity in the financial markets
This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products, which serve the Group’s customer needs.
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

After the markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adapting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.
Exposures to counterparty risk: over the counter (OTC) transactions and organised markets (OM)
As of December 2019, total exposure on the basis of management criteria in regard to the positive market value after applying netting agreements and collateral for counterparty risk activities was 7,265 million euros (net exposure of 32,552 million euros).

Counterparty risk: exposure in terms of market value and credit risk equivalent, including the mitigation effectA
EUR million
	2019	2018	2017
Market value, netting effectB	37,365	29,626	31,162
Collateral receivedC	30,100	19,885	16,293
Market value with netting effect and collateralD	7,265	9,741	14,869
Netting effectE	32,552	33,289	32,876

A.	Figures under internal risk management criteria. Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

B.	Market value used to include the effects of mitigation agreements to calculate exposure for counterparty risk.
C. Included variation margin, initial margin and secured finance transactions collateral.

D.	Including the mitigation of netting agreements and deducting the collateral received.

E.	CRE (credit risk equivalent): net value of replacement plus the maximum potential value, less collateral received.

In the following table, the distribution is shown, both in nominal and market value terms, of the Group’s products that generate counterparty credit risk. This risk, is mainly concentrated in interest and exchange rate hedging instruments:

Counterparty risk: Distribution by nominal risk and gross market valueA
EUR million
	2019			2018			2017
	Nominal	Market value		Nominal	Market value		Nominal	Market value
		Positive	Negative		Positive	Negative		Positive	Negative
Credit derivativesB	29,805	312	1,357	22,464	130	875	30,231	303	95
Equity derivatives	27,887	2,481	1,836	62,802	2,951	1,840	62,657	1,633	3,395
Fixed income derivatives	23,136	119	177	6,766	110	45	8,660	89	13
Exchange rate derivatives	893,489	21,053	23,270	781,641	21,743	20,098	657,092	21,147	20,122
Interest rate derivatives	4,970,019	112,128	108,651	5,000,406	86,079	86,411	4,126,570	78,900	81,255
Commodity derivatives	641	55	27	2	—	—	345	—	—
Total OTC derivatives	5,944,977	136,148	135,318	5,874,081	111,014	109,268	4,885,555	102,071	104,880
Derivatives organised marketsC	167,803	955	917	109,695	902	1,129	154,904	—	—
Repos	143,163	4,334	2,722	149,006	2,352	2,466	165,082	2,374	2,435
Securities lending	48,786	17,490	23,652	43,675	12,425	22,272	54,923	9,449	4,124
Total counterparty riskD	6,304,729	158,927	162,609	6,176,457	126,693	135,136	5,260,464	113,893	111,439
A. Figures under internal risk management criteria.
B. Credit derivatives acquired including hedging of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
D. Spot transaction not included.
The Group’s derivatives transactions focus on terms of less than five years, repos and securities loans maturing in less than one year, as the following chart shows:

Counterparty risk: Distribution of nominal risk by maturityA
EUR million. Dec.19 data
	Up to 1 year	Up to 5 years	Up to 10 years	More than 10 years	TOTAL
Credit derivativesB	41%	51%	4%	4%	29,805
Equity derivatives	73%	25%	2%	—	27,887
Fixed income derivatives	77%	23%	—	—	23,136
Exchange rate derivatives	56%	26%	13%	5%	893,489
Interest rate derivatives	32%	40%	18%	9%	4,970,019
Commodity derivatives	74%	26%	—	—	641
Total OTC derivatives	36%	38%	18%	9%	5,944,977
Derivatives organised marketsC	67%	31%	2%	—	167,803
Repos	93%	7%	—	—	143,163
Securities lending	98%	2%	—	—	48,786
Total counterparty risk	38%	37%	17%	8%	6,304,729
A. Figures under internal risk management criteria.
B. Credit derivatives acquired including hedging of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

418	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Counterparty credit risk exposure is concentrated in customers with high credit quality (90.8% of counterparty risk with a rating equal to or higher than A), and mainly with financial institutions (24%) and clearing houses (69%).

Distribution of counterparty risk by customer rating (in nominal terms)A
Dec.19 data
Rating	%
AAA	0.84%
AA	15.63%
A	74.37%
BBB	8.62%
BB	0.49%
B	0.04%
Other	—
A. Ratings based on internally defined equivalences between internal ratings and credit agency ratings.
Transactions with clearing houses and financial institutions are carried out under netting and collateral agreements, and constant efforts are made to ensure that all other transactions are covered under this type of agreement. The collateral agreements that the Group signs are bilateral with few exceptions, mainly with multilateral institutions and securitisation funds, in which case agreements are unilateral in favour of the customer.

Counterparty risk by customer segment
Dec.19 data

Clearing houses

Financial Institutions

Corporates/Project Finance

Sovereign/supranational

Commercial banking/Individuals

Collateral is used for reducing counterparty risk. These are a series of instruments with a certain economic value and high liquidity that are deposited/transferred by a counterparty in favour of another, in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of derivatives with cross-risk.
The transactions subject to the collateral agreement are regularly valued (normally daily) applying the parameters defined in the contract so that a collateral amount is obtained (usually cash or securities), which is to be paid to or received from the counterparty.

The collateral received by the Group under the different types of collateral agreements (CSA, OSLA, ISMA, GMRA, etc.) amounted to 30,100 million euros of which 14,409 million euros related to collateral received for derivatives, mostly cash (40.6%). The rest of the collateral types are subject to strict quality policies regarding the issuer type and its rating, debt seniority and haircuts applied.
In geographical terms, the collateral received is distributed as shown in the following chart:

Collateral received. Geographic distribution
Dec.19 data

Spain

UK

Mexico

Brazil

Chile

As a result of the risk associated with the credit exposure with each counterparty, the Group includes a valuation adjustment for over the counter (OTC) derivatives. This is a result of the risk associated with credit exposure assumed with each counterparty (i.e. a Credit Valuation Adjustment - CVA) and a valuation adjustment due to the risk relating to the Group itself assumed by counterparties on OTC derivatives (i.e. Debt Valuation Adjustment -DVA).
As at December 2019, there were CVAs of 272.1 million euros (-22.4% compared to December 2018) and DVAs of 171.0 million euros (-34.6% compared with 2018). The decrease is mainly due improvements in the credit quality of the counterparties, which has led to the fall of credit spreads by approximately 40% in the most liquid terms.
The definition and methodology for calculating the CVA and DVA are set out in the section 4.2 ‘Trading market risk management' - Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)’ in this chapter.
Counterparty risk, organised markets and clearing houses
The Group’s policies seek to anticipate, whenever possible, the implementation of measures resulting from new regulations regarding transactions with OTC derivatives, repos and securities lending, whether settled through clearing houses or traded bilaterally. In recent years, there has been a gradual standardisation of OTC transactions in order to conduct clearing and settlement of all new trading transactions through clearing houses, as required by the recent regulation and to foster internal use of electronic execution systems.
At Santander, we actively manage transactions not settled through clearing houses and seek to optimise volumes, given the spread and capital requirements under new regulations.

Regarding organised markets, regulatory credit exposure has been calculated for such transactions since 2014 and the entry into force of the new CRD IV (Capital Requirements Directive) and CRR, transposing the Basel III principles for calculating capital, even though counterparty risk management does not consider credit risk on such transactions.
The following tables show the weighting of trades settled through clearing houses as a portion of total counterparty risk at December 2019:

Distribution of counterparty risk by settlement channel and product typeA
Nominal in EUR million
	Bilateral		CCPB		Organised marketsC
	Nominal	%	Nominal	%	Nominal	%	Total
Credit derivatives	18,249	61.2%	11,556	38.8%	—	—	29,805
Equity derivatives	27,518	38.5%	370	0.5%	43,514	60.9%	71,401
Fixed income derivatives	23,136	100.0%	—	—	—	—	23,136
Exchange rate derivatives	850,130	94.7%	43,358	4.8%	4,397	0.5%	897,886
Interest rate derivatives	882,764	17.3%	4,087,255	80.3%	119,798	2.4%	5,089,817
Commodity derivatives	641	87.2%	—	—	94	12.8%	735
Repos	119,231	83.3%	23,933	16.7%	—	—	143,163
Securities lending	48,786	100.0%	—	—	—	—	48,786
Total	1,970,455		4,166,472		167,803		6,304,729
A. Figures under internal risk management criteria.
B. Central counterparties (CCP).
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

Distribution of risk settled by CCP and organised markets, by productA
Nominal in EUR million
	2019	2018	2017
Credit derivatives	11,556	4,231	2,524
Equity derivatives	370	32,229	26,088
Fixed income derivatives	—	—	—
Exchange rate derivatives	43,358	36,928	1,592
Interest rate derivatives	4,087,255	4,025,674	2,950,796
Commodity derivatives	—	2	124
Repos	23,933	41,492	64,086
Securities lending	—	—	—
Total	4,166,472	4,140,556	3,045,210
A. Figures under internal risk management criteria.
Credit derivatives activity
The Group uses credit derivatives to cover loans, our customers’ business in the financial markets and in its trading activities. The volume of this activity is small in terms of the notional (0.5% of total counterparty risk notional) and, is subject to a solid set of internal controls and procedures to minimise operational risk.

Concentration risk
Concentration risk control is a vital part of our management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors and groups of customers.
The board, via the risk appetite framework, determines the maximum levels of concentration, as described in the risk appetite framework and structure of limits in section 2.4 ‘Management processes and tools’.
In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the effective management of the degree of concentration in Santander’s credit risk portfolios.
As indicated in the key metrics section of this chapter, in geographical terms, credit risk with customers is diversified in the main markets where the Group operates (United Kingdom 27%, Spain 21%, United States 10%, Brazil 9%, etc.).

420	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

In terms of diversification by sector, approximately 56% of the Group’s credit risk corresponds to individual customers, who, due to their inherent nature, are highly diverse. In addition, the lending portfolio is well distributed, with no significant concentrations in specific sectors. The following chart shows the distribution at December 2019:

Diversification by economic sectorA

Agriculture, livestock, forestry and fishing	Information and communications

Extractive industries	Financial and insurance activities

Manufacturing industry	Real estate activities

Electricity, gas and water production and distribution	Professional, scientific and technical activities

Construction	Administrative activities

Trade and repairs	Public administration

Transport and storage	Other social services

Hotels and restaurants	Other services

A. Excluding individuals and reverse repos.
The Group must adhere to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of associated customers will be considered a large exposure when its value is equal to or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity may assume exposures exceeding 25% of its eligible capital with a single customer or group of associated customers, having factored in the credit risk reduction effect contained in the regulation.
The application of risk mitigation techniques, resulted in no groups triggering these thresholds at the end of September.
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.65% of the outstanding credit risk with customers (lending to customers and off-balance sheet risks) as of December 2019.

The Group’s Risk division works closely with the Financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, such as using credit derivatives and securitisations to optimise the risk-return relationship of the entire portfolio.
Country risk
Country risk is a component of credit risk in all cross-border credit transactions arising from circumstances other than usual business risks. The main elements involved are sovereign risk, transfer risk and other risks that affect international financial activity (wars, natural disasters, balance of payments crises, among others).
The Group takes into account these three elements of country risk in the calculation of provisions, through its loss forecasting models and considering the additional risk arising from cross-border transactions.
As at 31 December 2019, the provisionable exposure due to country risk stood at similar levels compared to the previous year, amounting to 296 million euros (285 million euros in 2018). Total provisions at year-end 2019 stood at EUR 21 million compared to 25 million euros at the end of 2018.
The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in transactions that are clearly profitable for the Group, and which enhance the global relationship with our customers.
Sovereign risk including risk vis-à-vis the rest of public administrations
Sovereign risk is the risk contracted in transactions with a central bank, including the regulatory cash reserve requirement, issuer risk with the Treasury (public debt portfolio) and the risk arising from transactions with public institutions with the following features: their funds only come from the state’s budget income and activities are of a non-commercial nature.
These historic Group criteria, differ in some respects from those applied by the European Banking Authority (EBA) in its regular stress test exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general, including regional and local bodies, not only the central state sector.
According to the Group’s management criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not significant (12,187 million euros, 5.3% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border1 risk is even less significant (4,269 million euros, 1.8% of total sovereign risk).
Sovereign exposure in Latin America is mostly in local currency and recognised in the local accounts with predominantly short-term maturities.

1. Countries that are not considered low risk by Banco de España.

Over the past few years, total exposure to sovereign risk has remained aligned with the regulatory requirements and strategic reasons that support the management of this portfolio.
The movements observed in the different countries exposure is therefore explained by the Group's liquidity management strategy and the hedging of interest and exchange rates risks. Santander has a diversified international exposure among different countries with diverse macroeconomic perspectives and thus, dissimilar growth, interest and exchange rates scenarios.
The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows the percentage of exposure by rating levels2:

	2019	2018	2017
AAA	20%	11%	14%
AA	24%	20%	21%
A	18%	31%	27%
BBB	15%	13%	12%
Lower than BBB	23%	25%	27%
Sovereign Exposure at the end of December 2019 is shown in the table below (million euros):

	2019					2018
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non- trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	5,204	19,961	10,201	—	35,366	49,640
Portugal	(746)	5,450	3,985	—	8,689	8,753
Italy	643	1,631	461	—	2,735	261
Greece	—	—	—	—	—	—
Ireland	—	—	—	—	—	—
Rest Eurozone	(313)	1,679	443	—	1,809	2,778
UK	740	1,402	8,221	—	10,363	10,869
Poland	22	8,313	31	—	8,366	11,229
Rest of Europe	(2)	120	659	—	777	329
US	794	10,463	5,042	—	16,299	8,682
Brazil	3,483	21,250	4,265	—	28,998	27,054
Mexico	4,366	8,350	957	—	13,673	10,415
Chile	320	2,759	381	—	3,460	1,776
Rest of America	9	249	771	—	1,029	893
Rest of the World	—	3,832	981	—	4,813	6,222
Total	14,520	85,459	36,398	—	136,377	138,901

2. Internal ratings are applied.

422	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

4.	Trading market risk, structural and liquidity risk

4.1 Introduction
This section provides information about the risk management and control activities related to market risk as well as the evolution of the Group’s market risk profile in 2019, distinguishing between trading activity, structural risks and liquidity risks. It also briefly describes the main methodologies and metrics used by Santander Group in this regard.
The perimeter of activities subject to market risk encompasses those transactions where risk is assumed as a consequence of potential variations in market factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements -, as well as liquidity risk from the various products and markets in which the Group operates and balance sheet liquidity risk. Therefore, they include trading risks and structural risks, as both are affected by market shifts.

•
Interest rate risk arises from the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•
Inflation rate risk originates from potential changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to future inflation values or to a change in the current rate.

•
Exchange rate risk is defined as the sensitivity to potential movements in exchange rates of a position’s value that is denominated in a different currency than the base currency. Hence, a long or open position in a foreign currency may produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any transactions in foreign currency.

•
Equity risk is the sensitivity of the value of open positions in equities to adverse movements in their market prices or future dividend expectations. Among others, this affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, among others).

•	Credit spread risk is the risk or sensitivity of the value of open positions in fixed income securities or in credit derivatives to movements in credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.

•
Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and mainly comes from our customers’ derivative transactions on commodities.

•
Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares and credit spreads. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using derivatives such as options, futures, forwards and swaps.
In addition, there are other types of market risk that require more complex hedging. For example:

•
Correlation risk. Sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (e.g. an interest rate and the price of a commodity).

•
Market liquidity risk. This risk arises when a Group subsidiary or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the transaction cost. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. Additionally, this risk could increase depending on how the different exposures are distributed among certain products and currencies.

•
Pre-payment or cancellation risk. Some on-balance-sheet instruments (such as mortgages or deposits) may have associated options that allow the holder to buy, sell it or otherwise alter its future cash flows. This may result in mismatches arising in the balance sheet, which may pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).

•
Underwriting risk. This is the consequence of an entity’s involvement in the underwriting or placement of securities or other types of debt, when the entity assumes the risk of having to partially acquire the issued securities when the placement has not been taken up in full by potential buyers.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at an excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
Pension and actuarial risks also depend on potential shifts in market factors. Further details are provided at the end of this section.
The Group has several projects underway to ensure compliance with the obligations related to the Basel Committee’s Fundamental Review of the Trading Book, and the EBA guidelines on balance sheet interest rate risk. The goal of these projects is to have the best tools for controlling and managing market risks available for both, managers and control units, all within a governance framework that is appropriate for the models used and the reporting of risk metrics. These projects allow the requirements related to regulatory demands for these risk factors to be met.
4.2 Trading market risk management
Limits management and control system
Market risk functions monitor market risk positions on a daily basis to ensure that they remain within the approved management limits. In addition, daily monitoring is performed to assess the performance of market risk metrics and any major changes. Periodic reports are produced and distributed based on this assessment to ensure the proper monitoring of market risk activities within the Group and to inform the senior management and other internal and external stakeholders.
Setting the aforementioned trading market risk limits is a dynamic process, which is determined by the Group’s predefined risk appetite levels (as described in the 'Risk appetite and structure of limits' paragraph in section 2.4 ‘Management processes and tools’). This process is part of the annual limits plan that is fostered by the Group’s senior management and includes all of our subsidiaries.
The market risk limits are established based on different metrics and are intended to cover all activities subject to market risk from many perspectives, applying a prudent approach. These are:

•	Value at Risk (VaR) and Stressed VaR limits.

•	Limits of equivalent and/or nominal positions.

•	Interest rate sensitivity limits.

•	Vega limits.

•	Delivery risk limits for short positions in securities (fixed income and securities).

•	Limits to constrain the volume of effective losses or protect results generated during the period:

◦	Loss trigger.

◦	Stop loss.

•	Credit limits:

◦	Total exposure limit.

◦	Jump to default by issuer limit.

◦	Others.

•	Limits for origination transactions.
These general limits are complemented by other sub-limits to establish a sufficiently granular structure that allows for effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis for each subsidiary and also at the trading desk level, as well as globally with an exhaustive control of those changes observed in both portfolios and trading desks, so as to identify any potential events that might need immediate correction, and thus comply with the Volcker Rule.
Three categories of limits are established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and local control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and the established budget targets, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies as defined in their governance process.
Business units must comply with the approved limits at all times. In the event of a limit being breached, the local business executives have to explain, in writing and on the same day, the reasons for the excess and the action plan to correct the situation, which in general could consist of reducing the position until it reaches the defined limits or setting out the strategy that justifies a limit increase.
Methodologies
a) Value at Risk (VaR)
The standard methodology applied in the Group for risk management and control purposes related to its trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame.
The standard for historic simulation is a confidence level of 99% and a one day time frame. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and on a timely manner. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that allocates less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported.
Simultaneously the Value at Earnings (VaE) is calculated, which measures the maximum potential gain with a certain level of confidence and specific time frame, applying the same methodology as for VaR.
VaR by historic simulation has many advantages as a risk metric, it sums up in a single number the portfolio’s market

424	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

risk, it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, but it also has its limitations.
Some limitations are intrinsic to the VaR metric, regardless of the methodology used in its calculation. For example:

•	The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of potential losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

•	VaR is a static analysis of the portfolio risk, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.
Using the historic simulation methodology also has its limitations:

•	High sensitivity to the historic window used.

•	Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.

•	The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.
Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analyses and backtesting to assess the accuracy of the VaR calculation model.
b) Stressed VaR (sVaR) and Expected Shortfall (ES)
In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

•
The historical observation period for the factors: when calculating stressed VaR a window of 260 observations is used over a continuous period of stress for the portfolio in question, rather than 520 for VaR. However, this is not the most recent data: instead, the data used is from a continuous period of stress for the portfolio in question. This is calculated for each major portfolio by analysing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.

•	Unlike VaR, stressed VaR is obtained using the percentile with uniform weighting, not the higher of the percentiles with exponential and uniform weightings.
Moreover, the Expected Shortfall is also calculated by estimating the expected value of the potential loss when this is higher than the level set by VaR. Unlike VaR, ES has the advantage of capturing the risk of large losses with a low probability (tail risk) and being a sub-additive metric. The Basel Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a

99% confidence interval. ES is calculated by applying uniform weights to all observations.
c) Scenario analysis
The Group uses other metrics and tools in addition to VaR, to provide greater control over the risks it faces in the markets where it is active. These include scenario analysis, which consists in defining alternative behaviours for various financial variables to obtain the impact on results of applying these scenarios. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.
The potential impact on earnings under different stress scenarios is regularly calculated and analysed, particularly for trading portfolios, considering the same risk factor assumptions. A minimum of three scenarios are defined: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.
d) Gauging and backtesting measures
Regulation establishes that the VaR model should accurately capture all material risks. Given that Value at Risk uses statistical techniques under normal conditions, for a certain confidence level and for a defined time horizon, the maximum potential loss estimated can differ from real losses. Therefore, the Group regularly analyses and contrasts the accuracy of the VaR calculation model to confirm its reliability.
To assess the accuracy of the VaR model, internal backtesting, VaR contrast measures, and hypothetical portfolio analysis for subsidiaries covered by the internal market risk model are conducted by market risk functions, among other tests. In addition, for those subsidiaries with an approved internal model, regulatory backtesting is performed in order to identify the number of overshootings (when the daily loss or profit exceeds VaR or VaE), that will impact the calculation of market risk regulatory capital requirements.
Backtesting is designed to assess the general quality or effectiveness of the risk measurement model by comparing the VaR (Value at Risk) measures with P&L results. The Group performs back testing analysis by comparing the daily VaR/VaE obtained on D-1 with the following P&L obtained on D:

•
Economic P&L: refers to the P&L calculated on the basis of end-of-day mark-to-market or mark-to-model values. This test is used to check, whether the VaR/VaE methodology used by the entity to measure and aggregate risk is adequate.

•
Actual P&L: refers to the daily P&L calculated based on a comparison between the portfolio's end-of-day value and its actual value at the end of the subsequent day, includes the profit and loss stemming from intraday activities, excluding fees, commissions, and net interest income. This P&L is used for regulatory purposes, to count regulatory overshootings.

•	Hypothetical P&L: refers to the daily P&L calculated by comparing the portfolio's end- of-day value and its value at the end of subsequent day, assuming unchanged positions. In this case, the time effect is not considered, so that it is consistent with VaR. This backtesting is used to check whether the portfolios are regularly subjected to an intra-day risk which is not reflected in the closing positions, and, therefore, not reflected in VaR. This backtesting is also used for regulatory purposes to count regulatory overshootings.

•
Theoretical P&L: calculated using the market risk calculation engine, without taking into account intra-day results, changes in portfolio positions or the passage of time (Theta). This P&L is used exclusively to test the quality of the internal VaR model.

Regulatory backtesting is performed on a daily basis at least at the overall portfolio unit level and one portfolio level below. Internal (not regulatory) backtesting exercises are performed daily, weekly or monthly based on its granularity of the portfolio level considered.
The number (or proportion) of overshootings registered is one of the most intuitive indicators in order to establish the goodness of fit of a model. Regulatory backtesting is calculated for a historic period of one year (250 days) and at a VaR confidence level of 99%. Between two and three overshootings per year are expected. For the calculation of market risk regulatory capital, the regulatory K3 is obtained depending on the maximum number of overshootings between actual and hypothetical backtestings.
e) Analysis of positions, sensitivities and results
At Santander, positions are used to quantify the net volume of market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the local unit and the currency used for standardising information. Daily monitoring of changes in positions is carried out to detect any incidents so that they can be corrected immediately.
Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations through partial derivatives or through a complete revaluation of the portfolio.
Furthermore, the daily formulation of the income statement by the Risk area is an excellent indicator of existing risks, as it allows the impact of changes in financial variables on portfolios to be identified.
f) Derivatives activities and credit management
The control of derivative activities and credit management is also noteworthy, which due to its atypical nature, are conducted daily with specific measures. Firstly, the Group controls and monitors the sensitivity to price movements of the underlying asset (Delta and Gamma), volatility (Vega4) and time (Theta). Secondly, measures such as sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, among others are reviewed systematically.

For credit risk inherent to trading portfolios, and in accordance with the recommendations of the Basel Committee and prevailing regulations, an additional metric is also calculated: incremental risk charge (IRC).
IRC seeks to cover default risks and ratings migration that are not adequately captured in VaR, through variations in the corresponding credit spreads. This metric is essentially applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one-year horizon. Montecarlo methodology is used, applying one million simulations.
g) Credit valuation adjustment (CVA) and debit valuation adjustment (DVA)
The Group incorporates CVA and DVA when calculating the trading portfolio results. The CVA is a valuation adjustment for over the-counter (OTC) derivatives, resulting from the risk associated with the credit exposure assumed with each counterparty.
It is calculated taking into account the potential exposures with each counterparty at each future maturity. The CVA for a particular counterparty is the sum of the CVA for all its maturities. To calculate this metric, the following inputs are considered: expected exposure, loss given default, probability of default and a discount factor curve.
Debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of the Group risk that our counterparties assume in OTC derivatives.
4.3 Trading market risk key metrics
Risk levels in trading activity remained at low levels in 2019, in a complex environment marked by uncertainty arising from trade disputes, low interest rates, Brexit, and other geopolitical risks in several units. The exposure levels in trading portfolios are low compared to previous years in all risk factors.
Risks of trading activities arise mainly from activities with customers in non-complex instruments, concentrated in hedging of interest rate and exchange rate risks. Contribution to overall risk of proprietary positions in trading portfolios is substantially lower than in previous years.

3. K: Parameter used for calculating the consumption of regulatory capital due to market risk.
4. Vega, a Greek term, is the sensitivity of the value of a portfolio to changes in the price of market volatility

426	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

In 2019, in general, there was a low level of consumption of the limits established for trading activities, which are set in accordance with the risk appetite defined in the Group for this type of activity. Lower risk levels are also evident even under stressed scenarios, as seen in the loss results in the stress tests regularly carried out to assess any risks not reflected in the usual metrics to control and monitor trading risks.
Capital requirements for market risk
Capital requirements for market risk are determined through both internal and standardised models.
At year-end 2019 Santander Group received authorisation from the ECB to use the internal market risk model for the calculation of regulatory capital in the trading books of Spain, Chile and Mexico as well as approval to extend Spain’s internal model to Santander London Branch. The Group aims to gradually extend this approval to the rest of our subsidiaries and is closely working with the ECB to achieve this goal, as well as in the analysis of new requirements described in the recently published Basel Committee documentation aimed to strengthen the capital position of financial institutions.
In this respect, Santander has launched a global initiative, the Market Risk Advanced Platform (MRAP), to transform and strengthen our current market risk infrastructure in line with the new market risk regulatory framework (FRTB) requirements and to adapt our market risk internal models to the latest TRIM (Targeted Review of Internal Models) guidelines and supervisory expectations.
This program follows a multi-disciplinary and multi-geographical approach, with the involvement of all our entities with market risk activities and the participation of all relevant stakeholders, including Market Risk, IT, Front Office, Finance and Regulatory Affairs.
MRAP program comprises significant enhancements in functional & IT architecture and operating models across the Group, generating synergies between all initiatives and resources.
The Group's consolidated regulatory capital under the internal market risk model is therefore computed as the sum of the regulatory capital of those subsidiaries that have the necessary approval from the ECB. This is a conservative criterion when consolidating the Group’s capital, as it takes no account of the capital savings arising from the geographic diversification effect.
As a result of this approval, trading activity regulatory capital for the perimeter concerned is calculated with advanced approaches, using VaR, Stressed VaR and IRC (incremental risk charge) as the fundamental metrics, in line with the new requirements under the Basel Accords and, specifically, the CRR.
VaR analysis
During the year, the Group continued its strategy of focusing its trading activity on customer business, minimising, where possible, exposure to directional risk in net terms and maintaining its diversification by geography and risk factor. This is reflected in the VaR of the SCIB trading book, which, despite the volatility in the markets, particularly in terms of interest rates and exchange rates, was mostly below its average trend in the last three years, ending December at 10.3 million euros.

VaR 2017-2019
EUR million. VaR at 99% over a one day horizon

MAX (63,2)
MIN (6,4)
VaR
Moving average 15d
3Y average VaR
65
60
55
50
45
40
35
30
25
20
15
10
5
0
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Nov-18
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19

In 2019, VaR fluctuated between 21.6 million euros and 7.1 million euros. The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.
The average VaR in 2019 was 12.1 million euros, slightly above 2018 but lower than in 2017 (9.7 million euros in 2018 and 21.5 million euros in 2017).
Risk per factor
The following table displays the latest and average VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2019 and the ES at 97.5% as of the end of December 2019:

VaR statistics and Expected Shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2019					2018		2017
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	7.1	12.1	21.6	10.3	9.5	9.7	11.3	21.5	10.2
Diversification effect	(4.3)	(8.2)	(24.6)	(9.9)	(8.8)	(9.3)	(11.5)	(8.0)	(7.6)
Interest rate	6.6	10.0	17.6	9.2	7.6	9.4	9.7	16.2	7.9
Equities	1.0	2.9	15.3	4.8	4.6	2.4	2.8	3.0	1.9
Exchange rate	1.8	3.9	8.4	2.6	2.8	3.9	6.2	6.6	3.3
Credit spread	2.1	3.4	4.8	3.5	3.2	3.4	4.1	3.6	4.6
Commodities	—	—	0.1	—	—	—	—	—	—

Total Europe	4.2	6.3	11.6	10.1	6.8	5.0	5.5	6.8	6.3
Diversification effect	(2.9)	(6.9)	(15.2)	(8.3)	(8.8)	(6.7)	(8.2)	(6.1)	(6.1)
Interest rate	3.6	6.0	12.8	8.2	6.5	5.0	5.8	6.1	5.7
Equities	0.4	1.9	5.1	4.9	4.4	1.1	1.2	1.1	0.5
Exchange rate	1.0	1.9	3.8	1.9	1.4	1.7	2.1	2.0	1.4
Credit spread	2.1	3.4	5.1	3.5	3.2	3.9	4.6	3.7	4.7
Commodities	—	—	—	—	—	—	—	—	—

Total North America	1.5	3.5	5.1	3.8	4.0	7.2	8.3	7.6	4.3
Diversification effect	(0.4)	(1.3)	(3.6)	(2.1)	(1.2)	(4.8)	(2.7)	(4.7)	(3.5)
Interest rate	1.5	2.6	4.0	3.4	2.6	6.4	7.7	7.6	4.6
Equities	0.1	0.2	0.6	0.1	0.1	0.1	—	0.4	0.0
Exchange rate	0.4	2.0	4.1	2.4	2.4	5.5	3.3	4.2	3.3

Total South America	5.5	9.5	20.7	6.0	6.1	7.2	10.0	18.7	7.8
Diversification effect	(0.4)	(2.9)	(13.4)	(3.8)	(2.6)	(3.5)	(2.3)	(2.9)	(3.4)
Interest rate	4.9	7.8	19.6	5.9	5.4	6.4	6.6	14.8	7.4
Equities	0.4	2.0	7.0	1.7	1.6	2.5	2.9	3.2	1.9
Exchange rate	0.6	2.6	7.6	2.1	1.7	1.9	2.9	3.5	2.0

A. In South America and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
As of the end of December, VaR decreased slightly by 0.8 million euros compared to year-end 2018, while average VaR increased by 2.4 million euros. By risk factor, average VaR increased slightly in interest rates and equities, due to higher market volatility. By geographic area, VaR rose in Europe and South America although it remained at low levels.

The evolution of VaR by risk factor has generally been stable over the last few years. The temporary rises in VaR for various factors are due more to temporary increases in the volatility of market prices than to significant changes in positions.

428	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Backtesting
Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability as explained in the Methodologies section 4.2 ‘Trading market risk management’. The most important tests consist of backtesting exercises:
For hypothetical P&L backtesting and for the total portfolio, there were two overshootings in VaR at 99%, on August 5th and on September 2nd, due to the increase in market volatility caused by US/China trade disputes and political uncertainty in Argentina.
There were no overshootings in Value at Earnings (VaE) at 99% in 2019. The number of observed overshootings in 2019 is consistent with the assumptions specified in the VaR calculation model.

Backtesting of trading portfolios: daily results vs. VaR for previous day
EUR million
Derivatives risk management
Our derivatives activity is mainly focused on the sale of investment products and hedging risks for our customers. Risk management is focused on ensuring that the net open risk is the lowest possible.
These transactions include options on equities, fixed income and exchange rates. The units where this activity mainly takes place are: Spain, Brazil, UK and Mexico.
The following chart shows the VaR Vega performance of the structured derivatives business over the last three years. It fluctuated at around an average of 2 million euros. In general, the periods with higher VaR levels are related to episodes of significant rises in volatility in the markets, for example due to US trade disputes with China and Europe, and periods of political uncertainty in some geographies where Group operates.

Change in risk over time (VaR) of structure derivatives
EUR million. VaR Vega at a 99% over a one day horizon

15d Media móvil
VaR Vega
0
2
4
6
8
10
ene.-17
mar.-17
may.-17
jul.-17
sep.-17
nov.-17
ene.-18
mar.-18
may.-18
jul.-18
sep.-18
nov.-18
ene.-19
mar.-19
may.-19
jul.-19
sep.-19
nov.-19

With regards to VaR by risk factor, average exposure was mainly to: interest rates, equities and exchange rates, with an average risk in 2019 (1.5 million euros) that was slightly lower than in 2018 and 2017.
This is depicted in the table below:

Financial derivatives. Risk (VaR) by risk factor
EUR million. VaR at a 99% over a one day horizon
c
	2019				2018		2017
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	0.8	1.5	3.1	2.6	1.8	1.1	2.3	2.5
Diversification effect	(0.4)	(1.1)	(4.3)	(1.3)	(1.4)	(1.4)	(1.5)	(0.6)
VaR interest rate	0.4	1.1	3.9	2.7	0.9	0.9	1.3	0.7
VaR equities	0.5	0.8	2.0	0.8	1.2	1.0	1.5	1.4
VaR exchange rate	0.3	0.6	1.5	0.4	1.1	0.6	0.9	1.0
VaR commodities	—	—	—	—	—	—	—	—
The Group continues to have very limited exposure to complex structured instruments or assets. This is a reflection of our risk culture with prudence in risk management as one of its hallmarks. As at the end of December 2019, the Group had the following exposures in this area:

•
Hedge funds: exposure was 90 million euros, all indirect, acting as counterparty in derivatives transactions. The risk related to this type of counterparty is analysed on a case by case basis, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•	Monolines: no exposure at the end of December 2019.
The Group’s policy for approving new transactions related to these products is still extremely prudent and conservative. It is subject to strict supervision by the Group’s senior management.

Scenario analysis
Various stress scenarios were calculated and analysed regularly in 2019 (at least monthly) at the subsidiaries and Group levels for all the trading portfolios and using the same risk factor assumptions.
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

430	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

As of the end of December 2019, for the global portfolio, this scenario implied interest rate rises in South American markets and European markets with decreases in North American markets, stock market falls, depreciation of all currencies against the euro, and increases in credit spreads.
The results for this scenario as of the end of December 2019 are shown in the following table:

Stress scenario: maximum volatility (worst case)
EUR million. Dec. 2019 data

	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(34.7)	(26.6)	(16.6)	(9.2)	—	(87.1)
Europe	(2.6)	(18.7)	(7.5)	(9.2)	—	(38.0)
North America	(6.1)	(0.1)	(4.8)	—	—	(11.0)
South America	(26.0)	(7.8)	(4.3)	—	—	(38.1)
The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark-to-market (MtM) result, would be EUR 87.1 million, if the stress movements defined in the worst case scenario were materialised in the market. The loss would mainly affect Europe (in the following order: equities, credit spread, exchange rates and interest rates) and South America (in the following order: interest rates, equities and exchange rates).
Other global stress scenarios
‘Abrupt crisis’: an ad-hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, strong appreciation of the dollar against other currencies, rise in volatility and increased credit spreads.
‘Subprime crisis’: US mortgage crisis historic scenario. The objective of the analysis was to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), and both cases showed stock markets falls and lower interest rates in core markets and rises in emerging markets, in addition to the appreciation of the US dollar against other currencies.
‘Plausible Forward Looking Scenario’: a hypothetical plausible scenario defined at local level in market risk units, based on the portfolio positions and expert judgement regarding short-term changes in market variables which may have a negative impact on such positions.
‘EBA adverse scenario’: scenario proposed by the EBA as part of its stress test exercise. This scenario reflects the systemic threats considered to be the most serious to the stability of the banking sector in the European Union.
Analysis of reverse stress tests, which are based on establishing a predefined result (non-feasibility of a business model or possible insolvency) and subsequently the risk factor scenarios and movements that could cause the situation to materialise.
A stress test assessment report is produced and distributed on a monthly basis, containing explanations of the main variations in results for the different scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.
The results, in terms of the mark-to-market (MtM) variation, of these monthly global scenarios for the last three years are shown in the following table:

Stress test results. Comparison of 2017-2019 scenarios (annual averages)
EUR million

2017
2018
2019
50
0
-50
-100
-150
-200
-250
Worst Case
Abrupt Crisis
Plausible Fwd Looking
Crisis 07-08 1d
Crisis 07-08 10d
EBA Adverse

Further stress scenarios are assessed on a quarterly basis, such as the reverse stress test, illiquidity and concentration scenarios with regards to Additional valuation adjustments (AVAs) and IRC.

Association with balance sheet items
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics.

Relation of risk metrics with balances in Group’s consolidated position
Million euros. Dec. 2019 data

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Cash, cash balances at central banks and other deposits on demand	101,067		101,067	Interest rate
Financial assets held for trading	108,230	107,522	708	Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	4,911	3,310	1,601	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	62,069	61,405	664	Interest rate
Financial assets at fair value through other comprehensive income	125,708		125,708	Interest rate, spread
Financial assets measured at amortised cost	995,482		995,482	Interest rate
Hedging derivatives	7,216	7,216	—	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,702		1,702	Interest rate
Other assets	116,310
Total assets	1,522,695

Liabilities subject to market risk
Financial liabilities held for trading	77,139	76,849	290	Interest rate, spread
Financial liabilities designated at fair value through profit or loss	60,995	60,211	784	Interest rate
Financial liabilities at amortised cost	1,230,745		1,230,745	Interest rate, spread
Hedging derivatives	6,048	6,048	—	Interest rate, exchange
Changes in the fair value hedged items in portfolio hedges of interest rate risk	269		269	Interest rate
Other liabilities	36,840
Total liabilities	1,412,036
Total equity	110,659

432	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

4.4 Structural balance sheet risk management
Limits management and control systems
The structural risk control and oversight mechanisms are defined in the policies set by the management body, taking into account the requirements established by regulators and the Group’s risk appetite statement. These control mechanisms consider the different structural risk sub-types, as well as the implications, contingencies and interrelations among them.
The main function of structural risk in the second line of defence is the measurement, analysis and control of metrics to ensure that the level of balance sheet structural risk is aligned with approved policies, limits and the Group’s risk appetite. In particular:

•
Monthly calculation, analysis and monitoring of the position, performance and trends of structural risks through the different axes and levels defined, reporting regularly to senior management to provide a general view of the risk profile and if necessary, request action measures to the lines of business.

•	Acceptance of structural risk limits and risk appetite, products and transactions.

•	Definition and monitoring of models and policies.
As already described for trading market risk, under the annual limits plan framework, limits are also set for balance sheet structural risks, responding to the Group’s risk appetite level.
The main limits used by Santander are the following:

•	Balance sheet structural interest rate risk:

◦	Limit on the sensitivity of net interest income over a 1 year horizon.

◦	Limit on the sensitivity of the value of equity.

•	Structural exchange rate risk:

◦	Net position in each currency (for results hedging positions).
In the event that one of these limits or sub-limits is breached, the risk management executives from the lines of business must explain the reasons for this and provide an action plan to correct it.
Methodologies
a) Structural interest rate risk
The Group analyses the sensitivity of its equity value and net interest income to changes in interest rates as well as its different sources and sub-types of risk. These sensitivities measure the impact of changes in interest rates on the value of a financial instrument, a portfolio or the Group as a whole, as well as the impact on the profitability structure over the given time horizon for which NII is calculated.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that defined by the Group. These measures can range from opening positions in markets to the definition of the interest rate characteristics of our commercialized products.
The metrics used by the Group to control interest rate risk in these activities are the repricing gap, sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.
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
c) Net interest income (NII) sensitivity
NII is calculated as the difference between income from interest on assets and the interest cost of liabilities in the banking book over a given time horizon of 1 year. NII sensitivity is the difference between the NII calculated under a selected scenario and the NII calculated under a base scenario. Therefore there may be as many NII sensitivities as there are scenarios considered. This metric allows for the identification of short-term risks, and it is complementary to the EVE sensitivity.
d) Economic value of equity (EVE) sensitivity
This measures the interest rate risk implicit in equity value, which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of outstanding liabilities, based on the impact that a change in interest rates would have on those current values. EVE sensitivity, is obtained as the difference between the EVE calculated under a selected scenario and the one calculated under a base scenario. Therefore there may be as many EVE sensitivities as there are scenarios considered. This metric allows for the identification of long-term risks and it is complementary to NII.
e) Treatment of liabilities with no defined maturity
Under the Group´s model, the total volume of account balances with no maturity is divided between stable and unstable balances, which are obtained from a model based on the relationship between balances and their own moving averages.
From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.
f) Pre-payment treatment for certain assets
The potential pre-payment risk mainly affects fixed-rate mortgages in those subsidiaries where contractual rates for these portfolios are at low levels compared to market levels. This risk is modelled in these units and included in the metrics used to monitor the risk appetite.

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
4.5 Structural balance sheet risks key metrics
The market risk profile inherent to the Group’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income margin, remained moderate in 2019, in line with previous years.
The interest rate risk originated by commercial banking in each subsidiary is transferred for management purposes - through an internal risk transfer system - to the local Financial division, which is responsible for the subsidiary’s structural risk management generated by interest rate fluctuations.
The Group’s usual practice is to measure interest rate risk by using statistical models, relying on mitigation strategies for structural risk using interest rate instruments, such as fixed income bond portfolios and derivative instruments to maintain the risk profile at levels that are appropriate to the risk appetite approved by the board of directors.

Structural interest rate risk
Europe
The main balance sheets, those of the Parent and Santander UK, in mature markets and in a low interest rate environment, usually show positive sensitivities to interest rates in economic value of equity and net interest income.
Exposure levels in all countries were moderate in relation to the annual budget and capital levels in 2019.
At the end of December 2019, risk on net interest income over a one year horizon, measured as the sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the Euro, at 479 million euros, the British pound yield curve at EUR 69 million, the Polish zloty, at 60 million euros, and the US dollar, at 13 million euros, all related to risks of rate cuts.

Net interest income (NII) sensitivity
% of total
* Other: Portugal and SCF.
As of the same date, the most relevant risk in economic value of equity, measured as the sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was in the Euro interest rate curve, at 5,178 million euros, followed by the British pound at 377 million euros, the USD dollar at 301 million euros and the Polish zloty at 41 million euros, all related to risks of rate cuts.

Economic value of equity (EVE) sensitivity
% of total
* Other: Poland, Portugal and SCF.

434	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

North America
North American balance sheets usually show positive sensitivities to interest rates in economic value of equity and net interest income, except for economic value of equity in Mexico.
Exposure levels in all countries were moderate in relation to the annual budget and capital levels in 2019.
As of the end of December, risk on net interest income over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was mainly located in the USA (65 million euros) as shown in the chart below.

Net interest income (NII) sensitivity
% of total
Risk to the economic value of equity over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also in the US (536 million euros).

Economic value of equity (EVE) sensitivity
% of total

South America
South American balance sheets are usually positioned for interest rate cuts in terms of both economic value and net interest income.
In 2019, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
As of the end of December, risk on net interest income over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was mainly found in two countries, Brazil (74 million euros) as shown in the chart below.

Net interest income (NII) sensitivity
% of total
* Other: Argentina, Peru and Uruguay.
Risk to the economic value of equity over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was also mainly in Brazil (456 million euros).

Economic value of equity (EVE) sensitivity
% of total
* Other: Argentina, Peru and Uruguay.
Structural foreign exchange rate risk/results hedging
Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, their results and the hedging of both.
The management of this risk is dynamic and seeks to limit the impact on the core capital ratio of foreign exchange rate movements. In 2019, hedging of the core capital ratio for foreign exchange rate risk were kept close to 100%.

In December 2019, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian reais,US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions, which are permanent in nature, with foreign exchange-rate derivatives.
In addition, the Financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in subsidiaries where the base currency is not the euro.
Structural equity risk
The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as equity stakes, depending on the percentage owned or control.
The equity portfolio in the banking book at the end of December 2019 was diversified between securities in various countries, e.g. Spain, China, Morocco and Poland. Most of the portfolio is invested in financial activities and insurance sectors. Other sectors with lower exposure allocations include real estate activities and public administrations.
Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2019, the VaR at 99% over a one day time horizon was 170 million euros (180 million euros and 262 million euros at the end of 2018 and 2017, respectively).
Structural VaR
A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB (VaR for this activity is described in section 4.3 ‘Trading market risk key metrics’), distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.
In general, structural VaR is not material in terms of the Group’s volume of assets or equity.

Structural VaR
EUR million. VaR at a 99% over a one day horizon
	2019				2018		2017
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	438.2	511.4	729.1	729.1	568.5	556.8	878.0	815.7
Diversification effect	(225.5)	(304.2)	(404.3)	(402.0)	(325.0)	(267.7)	(337.3)	(376.8)
VaR Interest RateA	224.7	345.6	629.7	629.7	337.1	319.5	373.9	459.6
VaR Exchange Rate	283.5	308.1	332.1	331.7	338.9	324.9	546.9	471.2
VaR Equities	155.5	161.9	171.7	169.8	217.6	180.1	294.5	261.6
A. Includes credit spread VaR on ALCO portfolios.

436	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

4.6 Liquidity risk management
The responsibilities of the liquidity risk function in the second line of defence are to:

•	Provide oversight of liquidity risk management, as carried out by the first line of defence.

•
Verify compliance with established liquidity risk policies and limits, and assess whether businesses remain within our risk appetite limits. Report, as necessary, on risk, risk appetite and potential breaches thereof, to the appropriate governance bodies.

•
Express an opinion and challenge business proposals. Provide senior management and the business units with the elements required to understand the liquidity risk of the different businesses and activities.

•	Provide a consolidated view of liquidity risk exposures; including the liquidity risk profile.

•	Provide detailed assessments of material liquidity risks and closely monitor emerging risks.

•	Define metrics to be used in liquidity risk measurement, review and challenge liquidity risk appetite and lower-level limits proposals from the first line of defence.

•	Confirm whether adequate liquidity procedures are in place for managing the business within risk appetite limits.
Methodologies
The Group measures liquidity risk using a range of tools and metrics that account for the risk factors identified within this risk.
a) Liquidity buffer
The buffer is a portion of the total liquidity available to an entity to deal with potential withdrawals of funds (liquidity outflows) that may arise as a result of periods of stress. Specifically, a buffer consists of a set of unencumbered liquid resources that are available for immediate use and capable of generating liquidity promptly, without incurring any loss or excessive discount. The Group uses the liquidity buffer as a tool that forms part of the calculation of most liquidity metrics and is also a metric in its own right, with specified limits for each subsidiary.
b) Liquidity coverage ratio (LCR)
LCR has a regulatory definition and is intended to reinforce the short-term resistance of banks’ liquidity risk profile by ensuring that they have available sufficient high-quality liquid assets to withstand a stress scenario (idiosyncratic stress or market stress) of considerable severity for thirty calendar days.
c) Wholesale gap metric
This metric measures the number of days the Group would survive using its liquid assets to cover the liquidity losses assuming non-renewable wholesale financing outflows for a determined liquidity horizon. In addition, it is also used as an internal short-term liquidity metric helping to reduce the risk of dependence on wholesale funding.

d) Net stable funding ratio (NSFR)
NSFR is one of the metrics used by the Group to measure long-term liquidity risk. It is a regulatory metric defined as the coefficient of the available amount of stable funding and the required amount of stable funding. This metric requires banks to maintain a solid balance sheet where assets and off-balance sheet activities are funded with stable liabilities.
e) Asset encumbrance metrics
The Group uses at least two types of metrics to measure asset encumbrance risk. The first is the asset encumbrance ratio, which calculates the proportion of total encumbered assets to the entity’s total assets. The second, the structural asset encumbrance ratio, which measures the proportion of encumbered assets deriving from structural funding transactions (mainly long-term collateralised issuances and funding from central banks).
f) Other liquidity indicators
Aside from traditional liquidity risk measurement tools for short- term risk and long-term or funding risk, the Group has constructed a range of additional liquidity indicators that supplement the conventional toolset and measure other liquidity risk factors not otherwise covered. These indicators include concentration metrics, such as top one and five funding providers, or distribution of funding by maturity date.
g) Liquidity scenario analysis
The Group uses four standard scenarios as liquidity stress tests:

i.	An idiosyncratic scenario featuring events that adversely affect the Group alone;

ii.	A local market scenario, which considers events that have serious adverse effects on the financial system or real economy of the Group’s base country;

iii.	A global market scenario, which considers events that have serious adverse effects on the global financial system; and

iv.	A combined scenario, coupling idiosyncratic events with severe (local and global) market events arising simultaneously and interactively.
At Santander, we use the outcomes of the stress scenarios in combination with other tools to determine risk appetite and support business decision-making.
h) Liquidity early warning indicators (EWI)
The system of liquidity EWI comprises quantitative and qualitative indicators that enable us to foresee liquidity stress situations and potential weaknesses in the Group entities’ funding and liquidity structure. EWI are both external (environmental) and internal, respectively relating to market financial variables and to the Group’s own actions.

4.7 Liquidity risk key metrics
The Group has a strong liquidity and financing position based on a decentralised liquidity model, where each of the subsidiaries is autonomous in the management of its liquidity and maintains large buffers of highly liquid assets.
In general, short-term liquidity metrics, LCR remains stable, with regulatory ratios above the threshold, the regulatory minimum required in 2019 was 100% and the internal limit was 110%.
The Group has an effective management of its liquidity buffers to face the challenge of maintaining a proper liquidity profile (regulatory limits) while protecting the profitability of our balance sheet.
Furthermore, most of Santander’s subsidiaries maintain sound balance sheet structures, with a stable financing structure based on a broad customer deposit base, which covers structural needs, with low dependence on short-term funding and liquidity metrics well above regulatory requirements, both locally and at Group level, and within the limits defined on the risk appetite framework.
Hence, for long-term liquidity, the regulatory metric NSFR remains above 100% for the Group’s core units as well as for the consolidated ratio, anticipating compliance with the regulatory minimum requirement of 100% in 2021.
In terms of structural assets encumbrance risk, the Group’s levels are in line with those of our European peers, where the main sources of encumbrance are collateralised debt issuances (securitisations and covered bonds) and collateralised funding facilities provided by central banks.
The soundness of Santander units’ balance sheets is also demonstrated under stress scenarios constructed in accordance with uniform corporate criteria across the Group. All units would survive the worst case scenario for at least 45 days, meeting liquidity requirements with their liquid asset buffers alone.

For further details regarding liquidity metrics, see section 3.4 ‘Liquidity and funding management’ of the chapter on Economic and financial review.
4.8 Pension and actuarial risk management
Pension risk
In managing the risk associated with the defined benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred by the assets and the investments of the fund, as well as the actuarial risks from the fund’s liabilities, i.e. the pension obligations with its employees.
The main Group’s goal regarding the pension risk control and management is focused in the identification, measurements, monitoring, mitigation and communication of this risk. The Group’s priority is, thereby, to identify and mitigate all sources of pension risk.

The Group annually estimates the combined losses in assets and liabilities under a defined stress scenario including changes in interest rates exchange rates, inflation, stock markets and real estate prices, as well as credit and operational risk.
Due to the interest rate evolution, the defined benefit pension obligation has increased during 2019.
Actuarial risk
Actuarial risk arises due to biometric changes in the life expectancy of the defined benefit commitments beneficiaries, life insurance policy holders, unexpected increases of compensations envisaged in non-life defined benefit commitments insurance and from unexpected behavioural changes of insurance policyholders in the exercise of the options included in the insurance contracts. We distinguish the following actuarial risks:
Life liability risk: risk of a loss in the value of pension obligation liabilities caused by fluctuations in the risk factors affecting these liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities due to changes in the estimated probability of death/survival of the insured parties.

•	Morbidity risk: risk of loss due to changes in the value of liabilities resulting from changes in the estimated probability of disability/incapacity of the insured parties.

•
Surrender/lapse risk: risk of loss due to changes in the value of liabilities because of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.
Non-life liability risk: risk of a loss due to changes in the value of non-life benefit liabilities acquired by Santander with its employees, caused by fluctuations in the risk factors affecting these liabilities:

•	Premium risk: loss derived from the insufficiency of premiums to cover any disasters that may occur.

•	Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs for managing said disasters.

•	Catastrophe risk: losses caused by catastrophic events that increase the Group’s non-life liability.

438	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

5.	Capital risk

5.1 Introduction
The Group defines capital risk as the risk of lacking sufficient capital, either in quantitative or qualitative terms, to fulfil its business objectives, regulatory requirements, or market expectations.
The Capital Risk function carries out, among other tasks, the oversight and control of the capital activities developed by the first line. These are grouped in four different work streams, ensuring that monitoring is in accordance with the Group's risk profile:

•
Capital planning: Internal process which aims to set capital levels and capital returns in a consistent manner with the execution of the Group’s strategy. The Entity should ensure its solvency and efficiency of capital. For this purpose, the Group identifies the capital actions required to achieve both its defined capital ratios and its return on capital targets.

•
Capital adequacy: Process to assess the capital levels maintained to cover the nature and level of risks that the entity is, or may be, exposed to, in accordance with the risk identification and assessment process, the Group’s strategy and defined risk appetite. For more detail, see this chapter, section 2.4 'Management processes and tools' - Risk profile assessment and Risk appetite and structure of limits.

•
Capital risk measurement: Process to cover all activities required for obtaining a measurement of the different metrics considered, from defining the methodology to be followed to obtaining the final figures required, as well as providing support for the different stages of capital management, monitoring, oversight and control.

•	Origination: Process to evaluate the efficiency of the portfolios to identify potential initiatives for capital relief (i.e. securitisations, risk mitigation techniques or asset sales).
In 2019, the Capital Risk function reviewed and proposed further enhancements to the existing Target Operating Model (TOM) as part of its continuous review and improvement process.
One of the key milestones of the TOM is its deployment and monitoring in the Group’s subsidiaries. In order to achieve this, the following key tasks have been defined:

•	Review and update capital risk procedures at local level.

•	Unify capital reporting following the Group’s common guidelines while adapting to each local market regulation and circumstances.

•	Periodic follow up on local progress regarding TOM deployment.

5.2 Capital risk management
Capital risk, the second line of defence, independently challenges the business or first line activities mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of the main components affecting the capital ratios.

•
Ongoing supervision of the Group’s regulatory capital measurement by identifying key metrics for its calculation, setting tolerance levels and reviewing capital consumption and the consistency of the calculations, including single transactions with an impact on capital.

•	Review and challenge of the execution of those capital actions proposed in line with capital planning and risk appetite.
The function is designed to carry out full and regular monitoring of capital risk by verifying that capital is sufficient and adequately covered in accordance with the Group’s risk profile.
Capital risk control is part of the general risk framework as well as of the Group's capital framework and model. It brings together a range of processes, such as capital planning and adequacy and the subsequent budget execution and monitoring, alongside the ongoing measurement of capital and the reporting and disclosure of capital data, as described below:
Supervision of capital planning and adequacy exercises
The Risk function reviews capital planning and adequacy exercises to ensure that capital is consistent with the established risk appetite and risk profile. It has the following fundamental objectives:

•	Ensure that all relevant risks to which the Group is subject, in the course of its activity are monitored.

•	Check that the methodologies and assumptions used in these planning processes are appropriate.

•	Verify that results are reasonable and consistent with the business strategy, the macroeconomic environment and the variables of the system.

•	Assess the consistency between different exercises, especially those that use baseline and stressed scenarios.
This function is implemented in phases, according to the following scheme:

Definition of scope
The supervision of capital planning and adequacy begins with the preparation of the materiality proposal, which will identify the local units whose importance is representative for the Group in terms of risk weighted assets.
In addition, other units, businesses or portfolios may be included, even if their materiality does not make them very representative, to be analysed due to their impact on the Group’s strategy, compliance with the global plan or due to their timely relevance
Qualitative analysis
In this phase, the overall quality of the qualitative forecasts process is assessed, and includes a review of the following aspects:

•	Models used in the generation of forecasts and scenarios, scope, metrics covered.

•	Documentation available and provided in the generation process.

•	The quality of the information included in the forecasts, the integrity of the data, the controls applied, the recommendations issued by Internal audit, etc.
Governance of the process, committees before which the forecasts have been presented and reviewed, approval by different areas prior to final approval.
Quantitative analysis
The defined metrics and components that affect projections of risk weighted assets (RWA) and available capital, are quantitatively assessed.
This phase calls for the involvement and appropriate coordination of all subsidiaries within the scope of the process, to conduct an analysis of local projections, which in turn underpin Group-level projections.
Conclusions and disclosure
Based on the outcomes from the capital planning and adequacy phases, the Group conducts a final assessment, at least encompassing the scope of analysis, the weaknesses and the areas for improvement detected in the course of the supervision process, reporting to senior management in accordance with established governance. This ensures that effective and constructive challenge is conducted from the second line of defence concerning the proposed capital plans.
If deemed necessary, a discussion of these conclusions will be proposed in the relevant first-line (capital committee) and second-line committees (risk control committee).

Ongoing supervision of capital measurement
Ongoing supervision of the measurement of the Group’s regulatory capital, ensuring an appropriate capital risk profile, is an additional capital risk control function.
For this purpose, the Group conducts a qualitative analysis of the regulatory and supervisory framework and an ongoing review of capital metrics and specified thresholds.
Moreover, ongoing monitoring of compliance with the capital risk appetite is conducted aiming to maintain capital levels above the regulatory requirements and market expectations.
To fulfil this function, the following phases have been established, in accordance with the process described below:
Definition of metrics and thresholds
A set of metrics and thresholds that are used in the supervision process are defined to enable adequate capital risk monitoring and control. These are specified on an annual basis.
The metrics consist of:

•	Primary metrics: cover capital ratios and numerator and denominator components at the highest level.

•	Secondary metrics: include a more extensive breakdown, for instance credit RWAs under the Basel category or the basis on which market RWAs are calculated.

•	Supplementary metrics: provide a more detailed analysis.
Thresholds are set for primary and secondary metrics, which if breached, trigger a more detailed analysis and an explanation of the causes of the breach.
The metrics, their thresholds and the sources of information used are outlined in the internal ‘Capital measurement control metrics guidelines’
Preliminary analysis
At this phase of the control process, the qualitative issues, such as process governance and regulatory framework are analysed.
In addition, the steps taken in connection with capital to fulfil recommendations and instructions issued by supervisory authorities and by the Internal Audit function are examined.
Measurement assessment
Based on the information provided, the Capital Risk function analyses the metrics defined in the process, according to the following procedure:

•	Review of primary and secondary metrics to detect variations that exceed the defined thresholds, and where they do, perform a detailed analysis of the causes and analyse supplementary metrics.

440	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•	If the origin of the incident lies in a specific subsidiary or global area, more detailed information is requested.

•
Incidents detected must be duly explained in terms of their causes (change in volumes, changes in the profile, one-off events, capital actions, etc.) and discussed with the corresponding subsidiary or global function involved.

Conclusions and disclosure
The report containing the conclusions is discussed by the governance body responsible for capital risk control and, if deemed necessary, the report will be proposed for discussion in the relevant first line committee (capital committee) and second-line committees (risk control committee).
Oversight of securitisation transactions
The Capital Risk function carries out the oversight of those securitisation transactions that could be subject to be considered as Significant RIsk Transfers (SRT), as described on the EBA guidelines on SRT relating to Articles 243 to 245 of Regulation 2017/2401 and 2017/2402, and for which the Bank acts as the originator.
The oversight process is a prior step and an essential requirement for the execution of both synthetic and traditional securitisations and applies to every transaction that could result in a RWA reduction, following the aforementioned regulatory guidelines.
The main purpose of this process is to ensure that the securitisation oversight conducted by the Capital Risk function includes the analysis of the requirements that may affect its consideration as SRT. These requirements include:

•	The transaction allows an effective transfer of risk.

•	The transaction complies with all prudential regulation requirements.

•	The risk parameters used in the transaction follow the methodology defined by the Group.

•	The economic rationale for the transaction is in accordance with the established Group standards.
The Significant Risk Transfer supervision process is divided into the following stages:

•
ECB prenotification stage: Capital Risk issues an assessment of the transaction prior to notifying the ECB of the intention to carry out a securitisation transaction that may be subject to be considered as SRT.

•	Validation stage: the securitisation is presented for validation to the capital and risk committees along with the assessment issued by the Capital Risk function.

•
ECB notification stage: communication through which the final version of the securitisation documentation package is sent to the ECB. This should take place no later than fifteen days after the closing date of the securitisation transaction.

•	Monitoring stage: Capital Risk carries out regular monitoring of the transactions already executed.
5.3 Key metrics
Santander Group has a strong capital position consistent with its business model, balance sheet structure, risk profile and regulatory requirements. Our strong balance sheet and profitability enables us to finance growth and continue to accumulate capital.
Our model of autonomous subsidiaries in terms of liquidity and capital allows the Group to mitigate the risk that potential difficulties of one subsidiary could affect the others.
Santander Group capital metrics are stable, with ratios comfortably above the regulatory requirements and at appropriate levels, aligned with the risk appetite statement approved by senior management.

For more detail see the section 3.5 ‘Capital management and adequacy. Solvency ratios’ of the chapter on Economic and financial review.

6.	Operational risk

6.1 Introduction
The Group defines operational risk (OR), in line with the Basel framework, as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, covering risk categories such as fraud, technological, cyber-risk, legal5 and conduct risk.
Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities.
The Group’s goal in terms of OR management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialised or not. The analysis of our exposure to OR helps to determine risk management priorities.
Risk analysis has improved in 2019 through different initiatives such as the definition of new risk appetite metrics, the integration of thematic assessments into the Risk and Control Self Assessment (RCSA), as well as the implementation of an enhanced oversight process and the development of a transformation risk analysis methodology.
Mitigation plans have been promoted on aspects with special relevance (fraud, cybersecurity and vendor management, among others), focused on both the implementation of corrective actions and the proper monitoring and management of ongoing projects.
6.2 Operational risk management
Operational risk management in Santander Group is underpinned by the following items:
Framework and tools
Santander´s operational risk model defines the necessary elements of suitable management and control of operational risk and compliance with advanced regulatory standards and best practices for operational risk management.
The management and control of operational risk must be carried out throughout its cycle, which includes: strategy and planning; risk identification and assessment; risk monitoring; the application and monitoring of mitigation measures; and the availability of information, appropriate reporting and escalation of relevant aspects when necessary.

5. Legal processes with an operational risk root cause.

Policies and procedures have been defined to regulate the management and control of operational risk, as well as the tools in support of these processes.
The most important operational risk tools used by the Group are the following:

•
Internal events database. The events database provides information to improve operational risk management and control, through root cause analysis, enhancement of risk awareness and events management. Events that are registered in the database can have a financial impact (Santander records all losses regardless of the amount) or a non-financial impact (such as regulatory, reputational or customer and services).

The internal database is supplemented by the relevant events escalation process, which allows to manage and report to senior management the occurrence of significant operational risk events arising across the Group on a timely basis.

•
Operational risk and control self-assessment (RCSA). A qualitative process that seeks, using the criteria and experience of a pool of experts in each function, to determine the main operational risks for each function, the status of the existing control environment and their allocation to the different functions within the Group.

The goal of the RCSA is to identify and assess the material operational risks that could prevent business or support units from achieving their objectives. Once they are assessed, mitigation actions are identified if the risk levels prove to be above the tolerable levels.
The Group also undertakes risk assessments for specific sources of operational risk, enabling a more granular and transversal identification of potential risks. In particular, these are applied to technological risks, fraud, third party risk and factors that could lead to specific regulatory non-compliance, in addition areas that are exposed to money laundering and terrorism financing risks. The two latter areas, together with the conduct risks factor, are set out in greater detail in this chapter in section 7.3 ‘Compliance and conduct risk management’.

•
External event database. The external database provides quantitative and qualitative information, allowing for a more detailed and structured analysis of relevant events that have occurred in the industry, the benchmarking of the losses profile and the appropriate preparation for the RCSA, insurance and scenario analysis exercises.

•
OR scenarios analysis. The objective of this tool is to identify potential events with a very low probability of occurrence, but which could result in significant losses for the Group, and to establish appropriate mitigating actions. Expert opinion is obtained from the business lines and risk and control managers.

442	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•
Key risk indicators. These metrics provide quantitative information on the institution’s risk exposure and the existing control environment. The most significant indicators associated with the main risk factors are part of the operational risk appetite.

•	Risk Appetite. Non-financial risks appetite framework is structured as follows:

◦
A general statement setting out that Santander is, on principle, averse to operational risk events that could lead to financial loss, fraud, operational, technological, legal and regulatory breaches, conduct problems or damage to its reputation.

◦	General metrics of expected losses and stressed losses.

◦
An additional statement is included for the more relevant risks, together with a number of forward-looking monitoring metrics. Specifically, on the following: internal and external fraud, technological, cyber-risk, anti-money laundering, products commercialisation, regulatory compliance and vendor management risk.

•
Internal audit and regulatory recommendations. These provide relevant information on inherent and residual risk due to internal and external factors, enabling the identification of areas of improvement in the existing processes and controls.

•
Other specific instruments. There are other instruments that enable further analysis and management of operational risk, such as the new products and services assessment, the reporting of key IT and cybersecurity events, monthly and annual loss forecasts, business continuity plan (BCP) management, perimeter review and the quality assurance process.

•
Capital model. A loss distribution approach (LDA) model is used to capture the Group’s operational risk profile, based on information collected from the internal loss database, external data and scenarios. The main application of the model is to determine operational risk’s economic capital and to estimate expected and stressed losses, which are then used for operational risk appetite.

Model implementation and initiatives
Santander performs an annual review of the Group's operational risk profile to identify all legal entities, in which the operational risk programme must be implemented or improved according to their risk profile.
The main activities and global initiatives adopted in 2019 for effective operational risk management are:

•	Continuous enhancement of the integration of all tools, mentioned above, in order to perform cross- analysis.

•	Greater harmonisation and integration of IT & cyber-risk processes within the Group operational risk methodology framework.

•	Evolving IT, cyber and vendor management appetite metrics by improving their definition, measurement and by stressing the thresholds.

•
Processes improvements for the determination, identification and assessment of standard controls that have been aligned with internal policies, with the aim of strengthening and homogenising the control environment in the Group.

•	Establishing independent oversight and evaluation of the Group control environment to adequately challenge the risk and control manager’s views.

•
Continue improving the integration of operational risk in the Group’s strategic plan, by including information regarding the potential exposure for the next three years as well as the estimated level of losses.

•	Fostering mitigation plans for specific risks such as fraud, cybersecurity and vendor management, among others. More information related to these plans is provided in subsequent paragraphs.

•	Improving the assessment methodology of the global cybersecurity transformation plan to identify the risk reduction impact derived from implementation of technical security milestones.

•	Improvements in the contingency, business continuity and crisis management plans on a coordinated initiative with recovery and resolution plans, also providing coverage to emerging risks.

•
Fostering technology risk control (control and supervision of the IT systems design, infrastructure management and applications development) by defining Reference Risks to be assessed during RCSA by business owners and specialized control functions.

•	Developing a framework for the identification, assessment, aggregation and mitigation of Transformation/Change risk.
Operational risk information system
The Group’s information system for operational risk (Heracles) supports operational risk programmes, providing information for management and reporting purposes at both subsidiaries and Group levels. Heracles’ main goal is to improve decision- making related to OR management throughout the Group, preventing redundant or duplicated efforts.
This goal is achieved by ensuring that all people responsible for risks throughout the Group are provided with a fuller and more precise view of their risks in a timely manner, through the integration of several programmes, such as risk and control assessment, scenarios, events and metrics with a common set of taxonomies, and methodological standards.
In 2019, further integration of the risk assessments was accomplished with the integration of cyber, vendor and fraud risk assessments in the RCSA module.
In addition, advances were made by the Group to enable further convergence in: i) risk assessments, ii) libraries of risks and controls, and iii) Internal audit’s control testing. A process taxonomy was created, to link processes, risks and controls.

Mitigation actions
In line with the model, the Group implements and monitors mitigation actions related to the main risk sources which are identified through the internal OR management tools and other external information sources. Furthermore, the Group continued to promote the preventive implementation of policies and procedures for OR management and control.
The most significant mitigation actions are focused on improving the customer security in their usual operations, as well as on continuous improvements in processes and technology, product sales and an adequate and continuous provision of services.
Fraud
The transformation and digitalisation of the business imply new threats related to the digital world. To mitigate these risks, new products and control mechanisms are designed and reviewed taking into account potential attacks through digital means.
The use of strong customer authentication processes in line with the European Payment Service Directive (PSD2), the implementation of biometric validation (i.e. facial recognition) in the on-boarding client process, etc., is becoming increasingly widespread helping mitigate these risks.
In regard to reducing fraud, the Group deploys specific actions such as the following:
Card fraud:

•
Generalised use of Chip & Pin (operation with PIN-cards, which require the transaction to be signed-off with a numeric code), both in ATMs and in physical stores, with advanced authentication mechanisms in the communication between the ATM and the point-of-sale and the Group’s systems.

•	Card protection against electronic commerce fraud:

◦	Implementation of a secure e-commerce standard (3DSecure) via two-step authentication based on one-time passwords.

◦	Solutions based on mobile applications that let users deactivate cards for e-commerce use.

◦	Virtual cards issuance using dynamic authentication passwords.

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

Online/mobile banking fraud:

•
Validations of online banking transactions through a second security factor based on one-time-use passwords. Evolution of technology, depending on the geographic area (for example, based on image codes -QR codes - generated from the transaction data).

•	Enhanced online banking security by introducing a transaction risk scoring system that requests further authentication when a given security threshold is breached.

•	Implementation of specific protection measures for mobile banking, such as identification and registration of customer devices (Device ID).

•	Monitoring of e-banking platform security to avoid systems attacks.
Cybersecurity and data security plans
Throughout the year, Santander continued to focus on cybersecurity risks, which affect all companies and institutions, including those in the financial sector. This situation is a cause of concern for all entities and regulators, prompting the implementation of preventive actions to be prepared for any attack of this kind.
Santander has continued to mature its cybersecurity controls and regulations in line with the Santander’s global cybersecurity framework, and based in international best practices.
The Group has also made positive progress with its ambitious programme to transform cybersecurity in order to strengthen detection, response and protection mechanisms. That includes the inauguration of the new Cyber Security Centre in Madrid.

Further information regarding cyber security is available in chapter Economic and financial review, section 5 'Research, development and innovation (R&D&I)'.
At the same time, cyber threats continue to increase in severity and complexity across all industries and geographies. Santander regularly reviews and evolves its defences in order to continuously improve, and address existing and emerging cyber threats.
The second line of defence, cybersecurity risk team has evolved the process for assessment of cyber risk to incorporate oversight across all the core cyber risk domains in the information security program. This includes oversight and assessment of risk reduction effectiveness of the global cybersecurity transformation plan.
Vendor management
As part of its digitalisation strategy, the Group aims to offer its customers the best solutions and products available in the market, which in many cases entail an increase in outsourcing activities or the employment of third party services. This aspect, together with the intensive use of new technologies such as the cloud, the increase of cyber-related risks and an increase in regulatory pressure in this area, making it necessary to reinforce procedures and

444	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

controls to ensure that the risks arising from hiring suppliers are known and managed appropriately.
In 2019, the European Banking Authority (EBA) published its revised guidelines on outsourcing arrangements, setting out specific provisions for the governance frameworks of all financial institutions within the scope of the EBA's mandate. In order to cover all new requirements, a new Target Operating Model has been defined including the optimisation, simplification and review of all related policies and governance.
In 2019, efforts have mainly been aimed at:

•
The definition of new criteria for classifying services according to their level of relevance. This level of relevance will determine the different requirements for approval, registration and monitoring of the services.

•	Methodology improvements to identify and analyse inherent risks, in alignment with the new EBA guidelines.

•
Controls have been reinforced in the different phases of the vendor management model to ensure that services that involve accessing or processing of sensitive data, including personal data, are correctly identified and classified.

•
The escalation policy has been revised to ensure that the essential outsourcing functions and the critical and high relevance services are reviewed and approved in the appropriate forums and that the relevant incidents associated with suppliers that provide these services are escalated in due time and manner for review and adequate decision-making.

•	Definition and monitoring of indicators and dashboards with regard to the model implementation process.

•	Reviewing and enhancing the data quality for relevant services and associated suppliers inventories.

•	Progress in the implementation of a management system that automates the supplier management cycle different phases to achieve enhanced process control and higher information quality.

•	Training and raising awareness of risks associated with suppliers and other third parties.

•
Deployment of the Vendor Risk Assessment Centre (VRAC) function within the Group’s entity responsible for purchases, with the aim of making supplier assessments more efficient and standard, ensure that related risks are adequately covered, and execute a certification process before the service is provided. In addition, the VRAC should help to define and monitor mitigation plans, and reinforce the controls needed to ensure the risks associated with services providers are at acceptable levels according to the Group’s risk appetite.

Other relevant mitigating actions
With regards to mitigation measures related to customer practices, products and businesses, Santander works to continuously improve and implement corporate policies on aspects such as products and services selling, management and analysis of customer complaints, prevention of money laundering, terrorism financing and compliance with new regulations.

Also related to the same operational risk category, within the continuous process carried out in Brazil to improve internal processes and provide a better service to our customers and, thereby, reduce the volume of potential incidents and legal claims, the creation of joint and multidisciplinary working groups for the identification, definition and implementation of mitigation actions based on root cause analysis, as well as for the monitoring of their effectiveness, stands out.
Analysis and monitoring of controls in Santander Corporate & Investment Banking (SCIB)
Due to the specific nature and complexity of the financial markets, operational control procedures are subject to continuous improvement at SCIB (business unit which performs the activity related to these markets), which currently focuses on the following aspects:

•
Subsidiaries’ reporting and monitoring tools have been strengthened, generating a more robust and systematic methodology for periodic measurement of the main risks, ensuring an adequate level of maturity of all the operational risk tools.

•	Continuous improvement of the control model related to regulatory requirements such as MiFID II, Dodd Frank Act, EMIR, IFRS 9 and GDPR among others.

•
The risk of unauthorized trading continues to be monitored through a specific risk appetite metric. As part of the control environment continued process of improvement, the global guidelines and their monitoring have been strengthened. Further, new reports are being defined to produce more granular monitoring of market operations re-enforcing business continuity plans, incorporating new scenarios adapted to new industry risks (i.e. cybersecurity scenarios).

•	Strengthening business continuity plans, incorporating new scenarios adapted to new industry risks (i.e. cybersecurity scenarios).

•	Implementation of new tools that reinforce control over communications that occur in the markets trading rooms, among others with a focus on monitoring conduct risk.
For more information on aspects of regulatory compliance in markets activities, see section 7.3 'Compliance and conduct risk' - Regulatory compliance.
Finally, it should be noted that the business remains immersed in a global transformation process that involves the updating of its technological platforms and operational processes, which will, among other objectives, strengthen the control model and reduce the operational risk associated with these activities.

Insurance’s role in operational risk management
Santander considers insurance as a key element in the management of operational risk. In 2019, the Own Insurance function achieved a greater level of maturity in the Group’s different geographies, obtaining greater consistency and ensuring total coordination between the different functions involved in the insurance management cycle. The following activities should be highlighted:

•
Continuous fostering of the relationship between the own insurance, operational risk and first line areas, to attain the objective of effective insurable risk management, through their active participation in the insurance and other relevant fora established by the Operational Risk function (i.e. fraud forum).

•
Permanent review of the Group's risks with respect to contracted hedges, in order to identify all risks that may be subject to insurance coverage, analysing the suitability of the policies for the risks covered and taking appropriate corrective measures in case it is deemed necessary.

•
Monitoring insurable losses and events identified in the insurance policies, establishing action protocols and specific monitoring fora in each geography. Identification of all risks in the Group that can be hedged with insurance, including the identification of new insurance coverage for risks already detected in the market.

Likewise, the Own Insurance function has continued developing its role of protecting the Group's income statement, mainly through the following tasks:

•
Establishment and implementation of those criteria to be applied in order to quantify insurable risk, based on the analysis of losses and scenarios, which allow determining the level of exposure of the Group to each risk.

•	Analysis of the coverage available in the insurance market, and negotiation with suppliers according to the procedures established for this purpose by the Group.

•	Recovery of insured losses, maximising the efficiency of the hedged through policies in 2019.

•
Participation in various Group fora/committees related to risk management, increasing their interaction with other Group functions and ability to properly identify and evaluate insurable risks, as well as their knowledge of existing policies and activation procedures for other Group areas.

Business continuity plan
The Group has a Business Continuity Management System (BCMS), to guarantee the continuity of the business processes in all its entities in the event of a potential disaster or serious incident.
Its basic goals are to:

•	Minimise the potential damage for people, and adverse financial or business impacts for the Group, caused by the interruption of normal business activities

•	Reduce the operational effects of a potential disaster, providing pre- defined and flexible guidelines and procedures to be applied in the re- launching and recovering processes.

•	Restart time-sensitive business operations and associated support functions, in order to achieve business continuity, stable profits and planned growth.

•	Protect the public image and confidence in the Group.

•	Meet the Group’s obligations to its employees, customers, shareholders and other stakeholders.
In 2019, the Group further implemented and worked on the continuous improvement of its business continuity management system, through the integration of the business impact analysis with other risk assessment methodologies. In addition, the Group is working on creating an end to end process map that will allow having a better identification of the risks and the controls required to ensure the continuity of the organisation’s key services.
Furthermore, several crisis simulation exercises were carried out, coordinated between the Group’s subsidiaries and headquarters, involving the Group’s various crisis management committees and senior management.
Santander has also updated the Group’s application that is used to register and store the continuity plans to allow for associating the economic functions set by the European Banking Union’s resolution authority, the SRB.

446	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

6.3 Key metrics
The distribution of net losses (including both incurred loss and net provisions) by Basel risk categories6 over the last three years is as follows:

Distribution of net losses by operational risk categoryA [2]
(% o/total)
A. Excluding Trabalhistas events from Brazil
In relative terms, losses in the category of customers, products and business practices increase compared to the previous year, while external fraud and processes related losses decreased.
Net losses by country are presented in the following chart:

Net losses by countryA
(% o/total)
A. Excluding Trabalhistas events from Brazil
Employee litigation in Brazil is managed as a personnel expense. It is not included in the operational figures since it is considered, from a management point of view, as part of the entity’s personnel expense. The Group’s governing bodies continuously monitor the levels of expenditure, including specific appetite metrics, as well as the actions designed to reduce it. According to the Basel operational risk framework, these expenses are reported under the applicable categorisation.
In 2019, the most significant losses by category and geography corresponded to litigation in Brazil where a set of actions has been put in place to improve customer service (in the form of a full mitigation plan, as described in section 6.2 ‘Operational risk management’ in this chapter). In addition, in 2019 the volume of losses in the UK and the US increased due to provisions that cover cases related to product commercialisation and legacy cases.
Regarding external fraud, the majority of losses are related to forgery and identity theft, and the fraudulent use of debit and credit cards. The forecast for next year is for this trend to continue, with a potential intensification of the fraudsters' activity in payment transactions and electronic commerce. In this regard, the Group is continuously improving its monitoring and control procedures and tools with the goal of tackling these risks.

6. The Basel categories incorporate risks which are detailed in section 7 'Compliance and conduct risk'.

7.	Compliance and conduct risk

7.1 Introduction
The Compliance and Conduct function fosters the Group´s adherence to the rules, supervisory requirements, and the principles and values of good conduct, by setting standards, advising and reporting in the interest of employees, customers, shareholders and the community as a whole.
This function addresses all matters related to:

•	Regulatory compliance.

•	Financial crime compliance (FCC).

•	Product governance and consumer protection.

•	Reputational risk.
Under the current configuration of the Group’s three lines of defence, Compliance and Conduct is an independent second-line control function organisationally under the Group CRO, reporting directly and regularly to the board of directors and its committees, through the Group Chief Compliance Officer (Group GCCO).
The Group’s goal is to minimise the probability of non-compliance events and to identify, evaluate, assess, manage, control and report any potential irregularities that may occur.
The Group sets out in its risk appetite model its zero tolerance for Compliance and Conduct risks with the goal of minimising the probability of any economic, regulatory or reputational impact. In order to achieve this goal, Compliance and Conduct risk is managed through a homogeneous process carried out towards a common methodology and taxonomy, fully aligned with the Risk function principles, by establishing a series of risk indicators, assessment matrices and qualitative statements.
The Compliance and Conduct function takes part in the annual risk appetite formulation, in order to verify that the current model is aligned with the Group’s risk appetite.
In addition, the transition from the Target Operating Model (TOM) implementation to the Annual Compliance Program (ACP) has been completed, which is now more developed, becoming a key management tool for covering a wide scope of around 70 activities related to risk management, governance and culture. This tool addresses potential improvements detected during the capacity and maturity model assessment on the effectiveness of the function and significantly improving the oversight and control environment.

The Program is supervised by the Board and the management team of each respective subsidiary, and it is validated by the Group C&C function. It details the main activities to be developed by the function throughout the year, classified into the following categories: i) governance; ii) findings and recommendations; iii) regulatory radar; iv) risk management; v) culture and vi) improvement projects.
7.2 Governance
The Group CCO reports to the Group’s governing and management bodies. This is independent of the Risk function’s other reporting obligations to the governance and management bodies of the Group’s risk profile, which also includes compliance and conduct risks.
The function’s governance has historically been predicated on a strong structure of Group Committees. During the past year, a simplification process led by the Internal Governance function was performed to achieve a more efficient governance structure that strikes an appropriate balance between governance, oversight and responsive decision-making whilst eliminating unnecessary complexity. As a result of this process, the governance structure is now composed of the General Compliance Committee and three supporting governance fora: Reputational Risk Forum, Corporate Product Governance Forum and the Anti-Money Laundering and Terrorism Financing Forum.
The general compliance committee is the high- level collegiate body of the Compliance and Conduct function. Its main responsibilities are as follows:

•
Proposing updates and modifications to the General Compliance and Conduct Corporate framework and other corporate frameworks sponsored by the Compliance function for ultimate approval by the board of directors.

•	Reviewing significant compliance and conduct risk events, measures adopted and their effectiveness.

•	Setting up and assessing corrective actions when risks of this kind are detected in the Group, either due to weaknesses in the existing management and control or due to emerging new risks.

•	Monitoring newly issued or amended regulations and establishing their scope of application in the Group, and, if necessary, defining adaptation or mitigation actions.

448	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

7.3 Compliance and conduct risk management
As previously mentioned, the Compliance and Conduct risk management follows the Group’s three lines of defence model as an independent second-line control function at both the Group and subsidiaries levels. In this respect, significant progress has been achieved in the improvement of the Compliance and Conduct function’s regulatory tree and in its transposition to local subsidiaries, although further developments are still being carried out.
One of the Compliance and Conduct function’s cornerstones consists on overseeing the effective implementation and monitoring of the General Code of Conduct (GCC) under the supervision of the compliance committee and of the risk supervision, regulation and compliance committee.
The GCC catalogues the ethical principles and rules of conduct by which all activities of Santander Group employees must be governed. This code must be understood and applied along with the other internal development regulations. The GCC establishes the following:

•	Compliance functions and responsibilities on the application of the General Code of Conduct;

•	General ethical principles of the Group;

•	General standards of conduct;

•	The consequences in case of breach;

•
A whistleblowing channel ('Canal Abierto'), which allows employees who are aware of allegedly misconducts or that are not aligned with the corporate behaviours, communicate them confidentially and anonymously.

The following paragraphs provide the details on how risk management is conducted for the additional items that are under the Compliance and Conduct function’s scope: regulatory compliance, product governance and consumer protection, financial crime compliance and reputational risk.
Regulatory Compliance
The Regulatory compliance is responsible for controlling and supervising regulatory risks related to employees, securities markets and data management, developing policies and rules and ensuring compliance by the Group subsidiaries.
The following functions are in place for the adequate control and management of regulatory compliance risks:

•
Application and interpretation of the GCC and other codes and rules and regulations that implement it, including oversight of the corporate defence model and promotion of the Group’s Whistleblowing channels model, known as Canal Abierto.

•	Development and application of policies and rules aimed at preventing market abuse, paying special attention to the use of common methodologies and corporate tools.

•
Control and supervision of regulations related to: (i) markets, mainly, MiFID II, EMIR, Dodd-Frank Title VII and the Volcker Rule and (ii) data management, in the competencies of General Data Protection Regulation

(GDPR), Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS).

•	Disclosure of relevant Group information (material facts).
The most relevant areas of the Regulatory compliance function are described below:
A. Employees
The main objective of this function is to extend the ethical and compliance culture across the Group, establishing internal standards for the prevention of criminal risks, conflicts of interest or anti-competitive behaviours based on the principles established by the General Code of Conduct, which is the central element of Regulatory Compliance.
The Group in its firm commitment against any form of corruption, whether in the public or private sectors, has an Anti-Corruption policy whose purpose is to establish the guidelines to be applied, assign the relevant roles and responsibilities and establish certain anti-corruption elements for its governance. This policy, which can be supplemented by any additional stricter controls derived from more demanding local regulations or obligations and their specific training, includes elements aimed at mitigating and preventing corruption and bribery within the Group, such as:

•	Guidelines regarding gifts and invitations extended to public officials.

•	Guidelines regarding the conduct of agents, intermediaries, advisors and business partners.

•
Control and prevention measures regarding third parties (agents, intermediaries, advisors and business partners) with whom the Group operates: due diligence processes for third parties who are not first-line or of renowned prestige; anti-corruption clauses; payment controls; accounting controls.

•	Guidelines regarding the acceptance by Group employees of gifts or invitations.
Corporate defence subject matter experts have held the Global Corporate Defence Forum for a third consecutive year to share best practices and jointly design working plans for improving and promoting the compliance culture in all our subsidiaries through collaboration and networking.
Additionally, in 2019 Canal Abierto has been launched at the Group’s headquarters, Santander Consumer HQ and Santander Spain as the evolution of the already-in-use whistleblowing channel implemented since 2016 in the Group’s main subsidiaries. Canal Abierto goals are:

•
Contribute to the Group´s cultural transformation, since it allows to escalate behaviours that are not aligned with our corporate values, in addition to other more usual compliance related cases, such as unlawful acts or breaches of the GCC.

•
Create a working environment where employees feel able to Speak Up and are Truly Listened to, in line with our Responsible Banking strategy and with our aim to be a bank that is Simple, Personal and Fair.

•	Support FCC according to the existing regulations and culture objectives.

For further details regarding Canal Abierto, see section 'A talented and motivated team' of the Responsible Banking chapter.
B. Market abuse
In 2019, Regulatory compliance activities focused on the implementation in our main geographies of group tools for market abuse risk prevention and management:

C. Market regulations
Regulatory compliance carries out the risk management of the main international markets regulations that affect the Group. The most relevant actions during 2019 are detailed below:

MiFID II	Dodd-Frank Title VII	Volcker Rule	Relevant information

Throughout 2019, the Regulatory Compliance function worked together with Regulatory Affairs & Compliance SCIB, as well as with the different subsidiaries in finalising and improving the MiFID II control framework for each subsidiary.
Swap dealer compliance programme improvement in 2019, successfully strengthening internal controls and monitoring.
Oversight of this regulation has continued this year. The Volcker Rule allows proprietary trading only in limited cases that the Group controls by means of a specific compliance programme.

Due to the recent amendments introduced to the Rule, the current Compliance Programme is expected to be modified gradually during 2020.

Regulatory compliance is responsible for disclosing relevant Group information to the markets. Banco Santander made public a number of material facts during the year, which are available on the Group’s website and the CNMV website.

450	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

D. Data management
The focal points for Regulatory compliance in 2019 were:
GDPR

•
Monitoring the completion of pending actions from adaptation programs and control framework consolidation based on three pillars: key performance indicators (KPIs), monitoring program and risk self-assessment.

•
Support the Group’s subsidiaries with the release of new guidelines and operating criteria based on supervisory guidance. In addition, the existent corporate policies on data protection have been revised.

•
A series of corporate initiatives to ensure the compliance program effectiveness: training materials and courses for Data Protection Officers (DPOs) and data protection champions; key internal processes reinforcement (vendor management; technical assistance to product and service approval governing bodies; security incident management; among others).

•	Fostering cooperation and best practices sharing among subsidiaries.
FATCA and CRS

•
In terms of the automatic exchange of tax information among countries (FATCA and CRS), the main oversight activities were centred around: (i) reporting obligations by our subsidiaries according to local provisions; (ii) remedial actions following Internal audit’s recommendations and (iii) reinforcement of the control framework (KPI's and controls) and review of the existing corporate policies.

Product governance and consumer protection
The product governance and customer protection mission is to ensure that the Group acts in the customer´s interest by complying with regulations, the entity’s values and principles. This mission is achieved through the following drivers:
Culture

•
Establish the principles of conduct and risk management throughout the commercialisation process and the relationship with retail customers. At the same time, establish and manage a strong governance culture.

•	Promote an appropriate culture with a Simple, Personal and Fair approach, to act in the customers´ best interest.
Processes

•	Ensure that products are designed to meet the characteristics and needs of customers, with an appropriate balance of risks, costs and profitability.

•
Oversee the sale process to the adequate target market, with proper commercial treatment and transparency of information, as well as salesforce training and compensation systems that encourage performance in the best interest of the customer.

•
Ensure that customer service, post-sale systems and processes facilitate a simple, personal and fair approach to customers, as well as adequate detection and management of any possible deterioration of products and services.

Management

•	Ensure that decisions are made, action plans are defined and followed when necessary, and that senior management and statutory bodies are properly informed.

•	Oversee the design and execution of controls throughout the commercialisation and customer relationship process.

•	Identify risks through client voice, regulatory guidelines, industry practices, supervisor and auditor opinions, and learning from internal/external events.

•	Apply group risk assessment methodologies, such as management indicators, thematic evaluations, and self-assessments.

•	Mitigate conduct risks with customers through solid oversight, reviewing conduct management at subsidiaries based on regular corporate reporting, and capacity and maturity model assessment.
Main product governance and consumer protection progresses and activities in 2019
According to the risk-based management approach, the main actions to mitigate risk during 2019 have been based on:

Digitalization and simplification	Culture and awareness	1LoD accountability and controls

New platform and standardization frameworks in order to streamline the product/service approval process.	Consumer protection principles communication and measures. Best practices for vulnerable customers treatment. Evolving sales force remuneration and training.	Enhancement of conduct risk management by the risk owners: local products conduct risk forums leaded by 1LoD and local control standards.

Focusing on customer impact		Consolidating the customer voice

Expanding the scope of conduct risk management taking into account customer impact in recovery and collections processes and fraud management.		Integrating all the customer voice input such as social media and reinforcing forums providing a holistic oversight.

Digitalization and simplification

•
Specific approval powers for any product or service promoted by Santander and establishing the Santander Digital Guide that highlights the relevant aspects to be taken into account by the Business areas in the development and subsequent launch of Santander Digital initiatives in order to protect consumers' rights.

•	Simplification of the product/service approval process through the enhancement of the digital platform and simplification of the product approval frameworks at subsidiaries’ level.
Culture and awareness

•
Leverage on the consumer protection principles KPIs in our core geographies, which work as a bridge between the voice of customers and business indicators, in order to identify potential cases of customers’ detriment.

•
Best practices guidelines on vulnerable customers’ treatment & prevention of over-indebtedness. This provides Santander with a consistent approach regarding: the identification and treatment of customers in special circumstances and preventing over-indebtedness, ensuring that those customers identified are treated not only in a fair manner but also with empathy and sensitiveness according to their particular circumstances at all times, enhancing their experience and outcomes.

•
Evolving guidelines and implementation of best practices regarding sales force remuneration, training models and controls as main drivers to mitigate miss-selling and promote higher customer satisfaction and sustainable business.

First line of defence accountability and controls

•
Business accountability reinforcement through the local products conduct risk forums leaded by the first line of defence, especially in insurance and cards where conduct risk management has been significantly enhanced.

•
Strengthen local control standards across all the commercialization processes, engaging first and second lines of defence, and oversight, highlighting Spain and Brazil initiatives. In this context, a new guideline for conduct in marketing and promotional activities has been developed to define best practices and reinforce the control environment across the Group

Focusing on customer impact

•	Expanding the scope of conduct risk management taking into account customer impact in recovery and collections processes and fraud management.
Consolidating the customer voice

•
Execution of a thematic review regarding customer care on social media, in which action plans have been developed in order to enhance local models and promote resolution capacity of customer care on social media; and increase the use of reports generated in this channel for business insights purposes.

•
Global workshop on best practices in managing Customer Voice (CuVo) with 19 speakers and 56 attendees from 12 countries where the Group is present. Local practices were shared and regulatory trends addressed, while the future was also discussed, laying the foundation for the Group's CuVo management strategy.

452	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

Other best practices

•
Best practices workshop focused on the importance of acting as a second line of defence for the local Compliance & Conduct teams. Also raising awareness of the first line of defence with regards to their role of “true risk owners”, paying special attention to evolving concepts of conduct with customers, digitalisation and processes simplification, among others.

•	Support local custody risk management coordinators to effectively deploy the corporate custody procedure and to enhance their second line of defence role at a local level.
Products and Services validation

Products validated in corporate office	Collective investment undertakings and discretionary profiled portfolios

New products presented at CCCA	Funds/Investments

Units enquiries	Private Banking products

Structured Prod. (Santander Internation Products Plc.)	Structured products Retail Banking

Other (policies, ETFs, funds focus list, among others)

A. Of these proposals, one was not validated and others were retired for any modification prior to assignment to other committee
Conduct risk with customers monitoring
23 sessions of the Corporate Product Governance and Consumer Protection Meeting were held in 2019, at which monitoring of the following items was presented:

•
The marketing of products and services by country and type of product with a focus on those in special monitoring, regulatory and supervisory environment, events and conduct costs and risk analysis through indicators.

•
Investment mandates compliance, portfolios risk exposure and performance of investment products managed by the Group’s subsidiaries, both considering the fiduciary relationship with the customer and relative performance to competitors.

•	Customer complaints, managing 28 countries, 36 business units and 9 SGCB branches, including action plans to mitigate customer detriment.

•
Oversight the implementation of the corporate custody procedure and monitoring the degree of control and volume of 51 suppliers (42 of them external to Santander) that provide custody services for both the Group's own positions and for customers’ positions.

Financial Crime Compliance (FCC)
One of the Group’s strategic objectives is to maintain advanced and efficient financial crime compliance systems, constantly adapted to international regulations, with the capacity to confront new techniques deployed by criminal organisation's.
As a part of the second line of defence, the FCC function ensures that risks are managed in accordance with the risk appetite defined by the Group and promotes a strong risk culture through the organisation. The global FCC function is responsible for supervising and coordinating the FCC systems of the Group subsidiaries, branches and business areas, requiring the implementation of the necessary programmes, measures and enhancements.
The Group anti-money laundering (AML) and countering (CTF) terrorism financing policy is based on three main pillars: the highest international standards, their adaptation and compliance through global policies and technology systems to facilitate such compliance.
During 2019, a new global head of FCC was appointed while the Group continued to actively work on the following tasks:

•	Review of internal regulations and strengthening management policies.

•	Active oversight of subsidiaries, highlighting the effective collaboration between them and communication between the Group and its subsidiaries.

•	Review and update the key risk Indicators (KRIs) to better identify and monitor key areas of focus or relevance.

•	Analysis of new products to be commercialised by the Bank from an FCC standpoint.

•	Special focus on systems optimisation, enhancing their effectiveness and considering and developing new technologies that are becoming available.
The global FCC function addressed significant transformation projects, highlighting: i) the continuous improvement of supporting tools and risk management platforms, such as the one used for automation and improvement of adverse media identification and management processes; ii) extending its scope to other units/areas within the Group; iii) or updating the corporate money laundering and terrorism financing risks and controls self- assessment (RCSA AML/CTF), in alignment with the rest of the RCSA methodologies defined by the Compliance function.
In addition, given that these standards and those adopted by the Group are mandatory, their correct implementation and application must be overseen. To do so, continuous work is carried out in the different Group entities, including monitoring of the training of Group employees.

The main activity data in 2019 is as follows:
193      Subsidiaries reviewed (+14% vs. 2018)
62,885     Disclosures to authorities (+10% vs. 2018)
256,384 Investigations carried out (+23% vs. 2018)
177,062     Employees trained (+4% vs. 2018)
The Group has training plans in place at both local and Group level, in order to cover all employees. Specific training plans are also in place for the most sensitive areas from the perspective of anti-money laundering and counter-terrorism financing.
Reputational risk
Reputational risk is defined in the Group as the risk of a current or potential negative economic impact due to damage to the perception of the bank on the part of employees, customers, shareholders and investors, and the wider community.
Reputational risk may arise from a multitude of sources and in many cases from other risks. In general, these sources may be related to the Group's business and support activities, the economic, social and political environment and events associated with our competitors. Consequently, the management of this risk requires global interaction with both first and second lines of defence functions responsible for the relationship with stakeholders, in order to ensure a consolidated oversight of the risk, efficiently supported on the current control frameworks.
The reputational risk model is based on a prominently preventive approach to risk management and control, and on effective processes for the identification and management of early warnings of events and risks, and subsequent monitoring and management of events and detected risks.
Key actions in 2019:

•	Operating of a new version of the Group reputational risk model, defence sector policy and sensitive sectors financing policy.

•	Consolidation of subsidiaries reporting to Group, including events, transactions and clients. In this regard, the approval workflow for corporate transactions has been improved.

•	Consolidation of Group governance and elevation of membership of the Reputational Risk Forum, the status of which remains as a supporting forum.

•
General awareness campaign aimed at all employees and promoted by senior management, thematic forum with countries and training sessions for specific groups focusing specifically on reputational risk assessment.

•	Reformulation and cascading-down to countries of the preventive risk appetite metric. Approval of risk appetite metrics in main countries.

•	New risk assessment conducted in the Group’s headquarters.

•	New reputational risk approach for the global risk profile assessment exercise.

•	Reinforcement of governance with subsidiaries, including new guidelines for analysis and units’ supervision.
Transformation and improvement projects
Significant improvements have been done in the Compliance and Conduct function during 2019 in all disciplines: processes simplification, customer focus, “Canal Abierto”, FCC policies and standards and EU regulation, reputational risk consolidation, new transformation capabilities, among others.
In accordance with the organisational principles defined in the function, transversal functions support specialised vertical functions, providing them with methodologies and resources, management systems and information and support in executing multidisciplinary projects and activities, among them:

•
Analytic Cluster. This initiative aims to provide the Group with a new set of tools to help its analytic projects. Through this cluster we can upload massive amounts of information (big data), process the information in different ways with different programming languages, and finally run different analysis (Machine Learning - Algorithm) that allow us to get different insights depending on the use case that we are working on (AML processes, customer protection processes, among others).

•
Machine Learning for AML Transaction Monitoring. The transaction monitoring process is one of the most time-consuming activities, due to the high number of alerts, an area where previous expertise domain, rules, conditions and thresholds define the risk that we would like to control.

During the last few years, we have identified opportunities to improve this kind of process by introducing Artificial Intelligence capacities. Our goal is to validate if the use of unsupervised machine learning algorithms can be a real alternative to improve our detection processes, being able to find unknown unknowns, being more efficient and making our investigation team focus on finding what matters.
Different benefits of using an AI approach are seen in the transaction monitoring area:

◦	Better Detection. This new approach is based on a multi dimension analysis.

◦
Flexibility and speed to face new changes in the analysis/ detection approach. The flexibility of these tools is also another benefit since in these projects we are able to run different analysis/approaches working in parallel with big amounts of data.

◦	Significant improvement in the investigation process. The new environment brings all the latest IT functionalities in order to provide everything that the user needs in only one application.

◦	Simulation environment. We have, as part of the production environment, functionalities that allow us to run new analysis in parallel with the production analysis.

◦	Full Track. These new projects allow us to have a 100% full track of the information.

454	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

•
The Regulatory Radar function, which manages the regulatory adhesion cycle, has been strengthened at the Group’s headquarters, through the development of a single platform of new regulation repository which will integrate the analysis of its applicability and materiality for the Group, break-down into actionable duties and obligations, and follow-up of the process of implementing required changes. The system incorporates an automatic integration of regulatory sources.

•	The Group strengthened best practices sharing and cooperation between the Group's headquarters and the subsidiaries.

•
In addition to the traditional training, for which the function is responsible, a biannual review of compliance and conduct and awareness-raising actions is carried out through the Group’s internal networks.

During 2019, the Compliance and Conduct function has carried out several risk assessments (inherent risk, control environment and the net residual risk) in coordination with the Risk function, notably:

•
A regulatory compliance assessment focused on the Group’s main subsidiaries. This exercise is carried out annually, following a bottom-up process, with the involvement of both the first and the second lines of defence. First, an assessment is made on the consistency of the controls that mitigate such inherent risk, and then the residual risk in each of these obligations is determined. For those residual risks categorized as high or critical, action plans are established and followed by both the local and corporate compliance functions.

•
Conduct assessment in products and services with a scope of 20 geographies of the Group and 46 legal entities, where the first line of defence functions evaluate the main risks of conduct in commercialization, the suitability of the controls that mitigate said risks and establish action plans in those cases where risk assessments exceed the defined risk appetite.

•
Assessment of FCC on those Group units considered as obliged entities in this matter (or equivalent). The business units and the local FCC prevention officers, under the supervision of the Corporate FCC function, carry out this annual self-assessment exercise, which is focused on Anti-Money Laundering (AML)/Terrorism Financing (TF) aspects.

•
In addition, the function has carried out a reputational risk assessment within the corporate and global functions, which are critical for the management and prevention of this risk. Its objective has been to improve the knowledge and awareness of the areas closest to stakeholders and to detect and monitor potential specific risks and associated action plans.

8.	Model risk

8.1 Introduction
A model is defined as a system, approach or quantitative method that applies theories, techniques or statistical, economic, financial or mathematical hypotheses to transform input data into quantitative estimates. The models are simplified representations of real world relationships between characteristics, values and observed assumptions. This simplification allows the Group to focus attention on specific aspects which are considered to be most important for applying a given model. Santander Group uses models for different purposes such as admission (scoring/rating), capital calculation, behaviour, provisions, market and operational risk, compliance, liquidity, among others.
The use of all those models entails model risk, defined as the potential negative consequences arising from decisions based on the results of wrong, inadequate or incorrectly used models.
According to this definition, the sources of model risk are as follows:

•	The model itself, due to the utilization of incorrect or incomplete data, or due to the modelling method used and its implementation in systems.

•	Incorrect use of the model.
The materialisation of model risk may cause financial loss, erroneous commercial and strategic decision-making or damage to the Group’s transactions.
The Group has been working towards the definition, management and control of model risk for several years. In 2015, a specific area was established within the Risk division in order to manage and control this risk.
Model risk management and control functions are performed at both the Group’s Head Quarters and in each of the Group’s main subsidiaries. To ensure adequate model risk management the Group has in place a set of policies and procedures which establish the principles, responsibilities and processes to follow during the model life cycle detailing aspects related to organization, governance, model management and model validation, among others.
The supervision and control of model risk is proportional to the importance of each model. In this sense, a concept of Tiering is defined as the main attribute used to synthesize the model’s level of importance or model significance, this criteria defines the intensity of the risk management processes that must be followed.

At the end of 2017, we launched a strategic plan, Model Risk Management 2.0 (MRM 2.0), to reinforce model risk management in the Group, reviewing each of the model’s governance phases, and to address the new supervisory expectations set out in the 2018 ECB Guide on internal models.
MRM 2.0 is currently underway, and involves three phases (2018, 2019 and 2020) which include 10 main initiatives organized around four pillars:

•
Key elements: Initiatives related to governance, risk appetite, management scope and risk policies. A new structure for model risk committees has been defined, model risk governance has been enhanced. The Model Risk Management framework has been reviewed and simplified.

•	Processes: Initiatives related to the model life cycle phases. Model Risk Management is performed based on a risk-based approach according the Tiering concept defined.

•
Communication: Internal and external communication (monitoring, reports, training, among others). The internal reporting framework has been enhanced and specific model risk training has been prepared in order to support the cultural change.

•	Model Risk Facilitators: infrastructure, tools and resources. A new Model Risk Management tool has been implemented, and has been continuously evolved since beginning of 2019.
So far, the MRM 2.0 strategic plan is progressing well, ensuring that all regulatory requirements are covered. Around 245 deliverables have been produced since the beginning of the project, covering the different pillars mentioned previously.

456	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

8.2 Model risk management
Model risk management and control is structured around a set of processes regarded as the model life cycle. The definition of the model life cycle phases in the Group is outlined as follows:
Identification
As soon as a model is identified, it is necessary to ensure that it is included in the model risk control perimeter.
One key feature for a proper model risk management is to have a complete inventory of the models used.
The Group has a centralized inventory, created on the basis of a uniform taxonomy for all models used at the different business units. The inventory contains all relevant information for each model, which allows them to be monitored properly according to their relevance and the tier criteria.
Planning
This is an internal annual exercise, approved by the local units’ governance bodies and validated by the Global team, which aims to establish a strategic action plan for all models included in the scope of management of the Model Risk function. It identifies the needs for resources related to the models that are going to be developed, revised and implemented during the year.
Development
This is the model’s construction phase, based on the needs established in the models plan and with the information provided by the specialists for that purpose.
The development must take place using common standards for the Group, and which are defined by the Global team. This ensures the quality of the models used for decision-making purposes.
Internal validation
Independent validation of models is not only a regulatory requirement, but it is also a key feature for proper management and control of the Group’s model risk.
Hence, there is a specialized unit, independent from developers and users, which draws up technical opinions on the suitability of internal models, and sets out conclusions concerning their robustness, utility and effectiveness. The validation opinion for each model is expressed through a rating which summarises the model risk associated with it.
The internal validation process covers all models within the model risk control scope, ranging from those used in the -Risk function (credit, market, structural or operational risk models, capital models, economic and regulatory models, provision models, stress tests, among others) to other models used in different functions that support decision-making.
The validation scope includes not only more theoretical or methodological aspects, but also the IT systems and the data quality that models rely upon for their effective functioning. In general, it includes all relevant aspects related to Risk management (controls, reporting, uses, involvement of senior management, among others).

One of the key tasks related to the internal validation is the consistency analysis process carried out by the different validators, which includes the review of the issued recommendations, their severity and the rating assigned. In this way it acts as an important point of control of the consistency and comparability of the validation works. The validation works are only concluded once this phase of consistency has been completed.
Approval
Before being deployed and therefore used, each model must be submitted for approval to the corresponding governance bodies.
Deployment and use
This is the phase during which the newly developed model is implemented in the system in which it will be used. As mentioned already, this implementation phase is another possible source of model risk. It is therefore essential that tests are conducted by technical units and the model owners to certify that the model has been implemented pursuant to its methodological definition and that it works and performs as expected.
Monitoring and control
Models have to be regularly reviewed to ensure correct performance and that they are suitable for purpose. Otherwise, they must be adapted or redesigned.
Additionally, control teams have to ensure that the model risk is managed in accordance with the principles and rules set out in the model risk framework and all related internal regulations.

9.	Strategic risk

9.1 Introduction
Strategic risk is the risk of loss or damage arising from strategic decisions or their poor implementation, or from the inability to adapt to external developments.
The Group’s business model must be considered as key factor that is pivotal to strategic risk. It has to be viable and sustainable; therefore, it must be able to generate results in accordance with the Group’s targets, every year and at least during the following three years, as well as being consistent with the Group’s long-term view.
Strategic risk, can be split into three main components:

1
Business model risk: the risk associated with the Group’s business model. This includes, among others, the risk of the model becoming obsolete, irrelevant, and/or that it loses value to generate expected results.

2
Strategy design risk: the risk related to the strategy set out in the Group’s long term strategic plan, including the risk that this plan may not be adequate per se, or due to its assumptions, and thus resulting in the Group may not be able to deliver expected results.

3
Strategy execution risk: the risk associated with the execution of the three-year financial plan. Risks considered within this component include potential impacts due to both internal and external factors, the inability to react to changes in the business environment, and risks associated with corporate development transactions.

9.2 Strategic risk management
For Santander, strategic risk is viewed as a transversal risk and a Group target operating model that is used as a reference by our subsidiaries. This model encompasses the procedures and necessary tools for robust monitoring and control, which can be summarised as follows:

•
Strategic plans: the strategic risk function, with the support of the different areas within the Risk division, independently monitors and challenges the risk management activities performed by the Group’s corporate development and Strategy function. It is an additional component, albeit independent, that is fully integrated in all the Group’s strategic plans.

•
Corporate development transactions: the Strategic risk function, with the support of the different areas in the Risk division, ensures that corporate development transactions are subject to a risk assessment that comprises their potential impact on both Santander’s risk profile and risk appetite.

•
Top risks: under stressed assumptions, the Group identifies, evaluates, monitors and proactively manages those risks that may have a significant impact on its results, liquidity or capital affecting its financial health.

•
New products commercialization: The Strategic Risk function participates in the process of assessing and validating any new product or service proposal before it is launched on the market by the Group or any of its subsidiaries ensuring full alignment with the defined strategy.

•
Strategic risk report: prepared jointly by the Group’s Corporate Development and Strategy function and strategic risk, as a combined tool for the monitoring and assessment of the Group’s strategy, in addition to associated risks. This report is presented to the senior management and covers several topics: strategy execution, strategic projects, corporate development transactions, business model performance, top risks and risk profile.

Additionally, one of the main points of focus from a strategic point of view, continues to be the potential outcome of Brexit and the uncertainty around it, not only for the bank but also for the financial industry and the economy as a whole. Through the strategic risk function, constant monitoring is being carried out involving key areas, from both the 1st and 2nd line of defence, to ensure that any potential measures that could be required are ready to be implemented in order to safeguard the interests of the Group, our customers and shareholders.

458	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

[This page has been left blank intentionally]

Glossary

2019 AGM	Our annual general shareholders’ meeting held on 12 April 2019
2020 AGM	Our annual general shareholders’ meeting that has been called for 2 or 3 April 2020, at first or second call respectively
2019 EGM	Extraordinary general shareholder's meeting held on 23 July 2019
2Dii	2 Degree Investing Initiative
Active customer	Those customers who comply with balance, income and/or transactionality demanded minimums defined according to the business area
ADS	American Depositary Shares
AGM	Annual General Shareholders´ meeting
AI	Artificial Intelligence
ALCO	Asset-Liability Committee
ALM	Asset and Liability Management
AML	Anti-money laundering
AORM	Advance Operational Risk Management
APM	Alternative Performance Measure
ARM	Advanced Risk Management
ASF	Available Stable Funding
ASR	Recovered write-off assets (Activos en suspenso recuperados)
AT1	Additional Tier 1
ATF	Anti-terrorist financing
ATM	Automated teller machine
ATOMIC	Advanced Target Operating Models in Collaboration
AVAs	Additional Valuation Adjustments
B2B2C	Business to business to customer
B2C	Business to customer
Banco Popular/Popular	Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018
Basel or Basel Committee	The Basel Committee on Banking Supervision
BAU	Business as usual
BCMS	Business Continuity Management System
BEPS	Base Erosion and Profit Shifting
Bigtechs	Large companies with established international presence in the market for digital services
BIS	Bank for International Settlements
Bn	Billion (1,000,000,000)
bps	basis points
BRRD	Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as amended from time to time
BSI	Banco Santander International
BSPR	Banco Santander Puerto Rico
C&C	Compliance and Conduct
CAE	Chief audit executive
CAF	Development Bank of Latin America
CAGR	Compound annual growth rate
CAO	Chief accounting officer
CARF	Conselho Administrativo de Recursos Fiscais
CCO	Chief compliance officer
CCP	Central Counterparties
CCPS	Contingent Convertible Preferred Securities
CCSM	Code of Conduct in Securities Markets

460	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

CDI	Crest Depositary Interests
CDS	Credit Default Swaps
CEB	Council of Europe Development Bank
CEO	Chief executive officer
CEPR	Centre for Economic Policy Research
CET1	Common equity tier 1
CFO	Chief financial officer
CNMV	Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
COFINS	Contribuiçao para Financiamento da Seguridade Social
Corporate Centre	Our headquarters in Boadilla and business segment as described in section 4.1 ‘Description of segments’ in the Economic and financial review chapter.
Corporation
All the governing bodies, organisational structures and employees entrusted by Banco Santander, S.A. to exercise oversight and control across the entire Group, including those functions typically associated with the relationship between a parent company and its subsidiaries.

COSO	Committee of Sponsoring Organisations of the Tradeway Commission
CRD IV package	The prudential framework established by the CRD and CRR currently in force
CRD V package	Amendment to the CRD IV package
CRE	Credit Risk Equivalent
CRO	Chief risk officer
CRR	Regulation (EU) 575/2013 on prudential requirements for credit institutions and investment firms, as amended from time to time
CRS	The Common Reporting Standard approved by the OECD Council on 15 July 2014
CSA	Credit Support Annex
CVA	Credit Valuation Adjustment
D&I	Diversity & inclusion
DI	Debt to Income
Digital customers	Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days.
Dodd-Frank Act	The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DRA	Share Registration Document (Documento de Registro de Acciones)
DTA	Deferred Tax Asset
DVA	Debt Valuation Adjustment
E&S	Environmental and social
E2E	End to end
EAD	Exposure at Default
EBA	European Banking Authority
EBRD	European Bank for Reconstruction and Development
ECB	European Central Bank
EIB	European Investment Bank
EMIR	Regulation (EU) 648/2012 on OTC derivatives, central counterparties and trade repositories, as amended from time to time
EP	Equator Principles
EPS	Earnings Per Share
ERC	Executive risk committee
ES	Expected Shortfall
ESG	Environmental, Social and Governance
ESMA	European Securities and Markets Authority
ETF	Exchange Traded Funds
EU	European Union
EVE	Economic Value of Equity
EWIs	Early Warning Indicators
FATCA	Foreign Account Tax Compliance Act
FATF	Financial Action Task Force
FCA	Fiat Chrysler Automobiles
FCC	Financial Crime Compliance

FEBEF	Fundación Española de Banca para Estudios Financieros
FED	Federal Reserve
FL CET1	Fully loaded common equity tier 1 / Fully loaded CET1
FRA	Forward Rate Agreements
FROB	Fondo de Reestructuración Ordenada Bancaria
FRTB	Fundamental Review of the Trading Book
FSB	Financial Stability Board
FX	Foreign Exchange
GBP	Pound sterling
GCCO	Group chief compliance officer
GCRO	Group chief risk officer
GDP	Gross Domestic Product
GDPR	General Data Protection Regulation
GMRA	Global Master Repurchase Agreement
GMS	Global Merchant Services
GPG	Gender pay gap
GPTW	Great Place to Work
GRI	Global Reporting Initiative
GSGM	Group-Subsidiary Governance model
G-SIB	Global Systematically Important Bank
GSM	General shareholders’ meeting
GTS	Global Trade Services
HR	Human Resources
IAS	International Accounting Standards
IBORs	Interbank offered rates
ICAAP	Internal Capital Adequacy Assessment Process
ICAC	Spanish Instituto de Contabilidad y Auditoría de Cuentas
ICFR	Internal control over financial reporting
ICM	Internal control model
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards (IFRS) as adopted in the EU pursuant to Regulation (EC) 1606/2002 on the application of international accounting standards, as amended from time to time
ILAAP	Internal Liquidity Adequacy Assessment Process
IMF	International Monetary Fund
IRC	Incremental Risk Charge
IRPJ	Imposto de Renda Pessoa Jurídica
IRRBB	Interest Rate Risk in the Banking Book
IRS	Internal Revenue Service
ISMA	International Securities Market Association
IT	Information technology
KPI	Key performance indicator
LCR	Liquidity Coverage Ratio
LDA	Loss Distribution Approach
LGD	Loss Given Default
Loyal customers
Active customers who receive most of their financial services from the Group according to the commercial segment to which they belong. Various engaged customer levels have been defined taking profitability into account.

LTD	Loan to Deposit ratio
LTV	Loan to Value
M/LT	Medium and long-term
MARP	Market Risk Advanced Platform
MiFID 2	Markets in Financial Instruments Directive.
Mn	Million

462	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

MREL	Minimum requirement for own funds and eligible liabilities which is required to be met under the BRRD
MRM	Model Risk Management
MtM	Mark-to-Market
MXN	Mexican peso
NAFTA	North American Free Trade Agreement
NGO	Non-governmental organisation
NII	Net Interest Income
Nominal cap	Maximum nominal amount of a risk operation, excluding market transactions
NPAs	Non-performing assets
NPLs	Non-performing loans
NPS	Net promoter score
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
o/w	Of which
OECD	Organisation for Economic Co-operation and Development
OFAC	Office of Foreign Assets Control
OM	Organised Markets
ONP	Ordinary net profit
OR	Operational risk
ORX	Operational Risk Exchange
OSLA	Overseas Securities Lender’s Agreement
OTC	Over the counter
P&L	Profit and Loss
PACTA	Paris Agreement Capital Transition Assessment
PCAOB	Public Company Accounting Oversight Board
PD	Probability of Default
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

PIS	Programa de Integraçao Social
PIT	Point in time
PLN	Polish Zloty
PMO	Project management office
POCI	Purchased or Originated Credit Impaired
POS	Point of sale
pp	percentage point
PPI	Payment protection insurance
PPNR	Pre-Provisions Net Revenue
PRA	UK Prudential Regulatory Authority
PRI	Principles for responsible Investment
PRIIPS	Regulation 1286/2014 on key information documents for packaged retail and insurance-based investment products, as amended from time to time
PSD2	Payment Services Directive II
PwC	PricewaterhouseCoopers Auditores, S.L.
R&D&i	Research, development and innovation
RAF	Risk appetite framework
RAS	Risk appetite statement
RBSCC	Responsible banking, sustainability and culture committee
RCC	Risk control committee
RCSA	Risk control self-assessment
RDA	Risk Data Aggregation
RIA	Risk Identification and Assessment

RoA	Return on assets
RoE	Return on equity
RoRAC	Return on risk adjusted capital
RoRWA	Return on risk weighted assets
RoTE	Return on tangible equity
RRS	Risk Reporting Structure
RSF	Required Stable Funding
RWAs	Risk weighted assets
S&P 500	The S&P 500 index maintained by S&P Dow Jones Indices LLC
SAM	Santander Asset Management
Santander Consumer US	Santander Consumer USA Holdings Inc.
SBNA	Santander Bank N.A.
SC USA	Santander Consumer US
SCAN	Santander Customer Assessment Note
SCF	Santander Consumer Finance
SCIB	Santander Corporate & Investment Banking
SCPs	Strategic commercial plans
SDE	Santander Dividendo Elección scheme
SDG	Sustainable Development Goals
SEA	Securities Exchange Act
SEC	Securities and Exchanges Commission
SHUSA	Santander Holdings USA, Inc.
SIS	Santander Investment Securities
SMEs	Small and medium enterprises
SOX	Sarbanes-Oxley Act of 2002
Spanish Companies Act	Spanish companies act approved by Royal Decree Law 1/2010, as amended from time to time
Spanish Securities Markets	Spanish securities markets act approved by Royal Decree Law 4/2015, as amended from time to time
SPF	Simple, Personal and Fair
SRB	European Single Resolution Board
SREP	Supervisory Review and Evaluation Process
SRF	Single Resolution Fund
SRI	Socially Responsible Investment
SRT	Significant Risk Transfer
SSM	Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries.
ST	Short-term
STEM	Science, Technology, Engineering and Mathematics
SVaR	Stressed value at risk
T&O	Technology and operations
T2	Tier 2
TCFD	Task Force on Climate-related Financial Disclosures
TF	Terrorist financing
TLAC	The total loss-absorbing capacity requirement which is required to be met under the CRD V package
TLTRO	Targeted longer-term refinancing operations
TNC	The Nature Conservancy
TOM	Target Operational Model
TRIM	Targeted Review of Internal Models
TSR	Total Shareholder Return
UK	United Kingdom
UN SDG	United Nations Sustainable Development Goals
UNEP FI	United Nations Environmental Program Financial Initiative
US	United States of America
USD	United States dollar

464	2019 Form 20-F

Responsible banking	Corporate governance	Economic and financial review	Risk management and control

VaE	Value at Earnings
VaR	Value at Risk
VAT	Value Added Tax
Volcker Rule	Section 619 of the Dodd-Frank Act
VRAC	Vendor Risk Assessment Centre
WBCSD	World Business Council for Sustainable Development
WM&I	Wealth Management and Insurance
Wolfsberg group	Association of thirteen global banks which aims to develop frameworks and guidance for the management of financial crime risks

Part 2. Consolidated financial statements

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

467

[This page has been left blank intentionally]

468	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[This page has been left blank intentionally]

469

[This page has been left blank intentionally]

470	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[This page has been left blank intentionally]

471

[This page has been left blank intentionally]

472	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[This page has been left blank intentionally]

473

[This page has been left blank intentionally]

474	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Auditors'
report

I

475

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 1. d. to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Estimation of impairment of financial assets at amortised cost- loans and advances to customers
As described in Notes 1, 2, 10 and 54 to the consolidated financial statements, the Company’s financial assets at amortised cost - loans and advances to customers - as of December 31, 2019 were EUR 906,276 million. The Company assesses impairment by estimating the expected credit losses. Management’s models to determine the expected credit loss includes significant judgement, considering factors such as the classification of the different credit portfolios by risk and asset type, the classification by stages of the impaired assets, the use of assumptions (macroeconomic scenarios, expected loss, and others), the development of parameters such as the probabilities of default (PD) and loss given default (LGD).
The principal considerations for our determination that performing procedures relating to the estimation of the impairment of financial assets at amortised cost - loans and advances to customers is a critical audit matter are, (i) there was significant judgment by management to assess impairment by estimating the expected credit losses which in turn led to significant auditor judgment and effort in performing procedures to evaluate the audit evidence related to the models and assumptions used to determine the expected credit losses and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss estimation process, which included controls over the data, models and assumptions used in the estimation process. These procedures also included, among others, (i) evaluating, on a test basis, models with respect to the calculation and segmentation criteria, the models utilized for the estimation of the expected loss parameters, the methodology used for the generation of the macroeconomic scenarios, the completeness and accuracy of data provided by management, and the reasonableness of management’s criteria for significant increase in credit risk and loan classification by stages; (ii) testing the mathematical accuracy of the impairment calculation for the credit portfolios; and (iii) evaluating individual credit files to determine the reasonableness of management’s classification, discounted cash flows and, where appropriate, corresponding impairment. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models used by management and evaluating the reasonableness of assumptions used in the impairment estimation for the credit portfolios.
Goodwill Impairment Assessment - Santander UK Cash-Generating Unit (CGU)
As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 24,246 million at December 31, 2019, and the goodwill associated with the Santander UK CGU was EUR 7,147 million. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections. Management’s cash flow projections for the Santander UK CGU included significant judgments and assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Santander UK CGU is a critical audit matter are, (i) there was significant judgment by management to develop the value in use measurement of the CGU which led to significant auditor judgment and effort in performing procedures to evaluate management’s earnings projections, discount rates and constant growth rates and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the Santander UK CGU. These procedures also included, among others, testing management’s process for developing the value in use estimate; (i) evaluating the appropriateness of the discounted cash flow model; (ii) evaluating the reasonableness of the earnings projections, the discount rate and the constant growth rates assumptions used by management; and (iii) testing the mathematical accuracy of the discounted cash flow projections. Evaluating the reasonableness of management’s assumptions involved (i) performing a retrospective comparison of forecasted earnings to actual past performance and previous forecasts; and (ii) evaluating the consistency of the discount rate and constant growth rate. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of management’s discounted cash flow model and reasonableness of the earnings projections, discount rate and constant growth rates assumptions.
Recoverability of deferred tax assets - Spain and Brazil
As described in Notes 2 and 27 to the consolidated financial statements, the Company’s consolidated deferred tax assets as of December 31, 2019 were EUR 22,758 million, and the deferred tax assets associated with Spain and Brazil were EUR 12,511 and EUR 6,120 million, respectively. The Company recognises deferred tax assets for temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised. The deferred tax assets are reassessed by management at each reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed. Management’s analyses take into account, among other things (i) the taxable income generated by the various entities in prior years, (ii) each entity or tax group’s projected taxable income, (iii) the timing and amount estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets.
The principal considerations for our determination that performing procedures relating to the recoverability of deferred tax assets in Spain and Brazil is a critical audit matter are, (i) the high degree of management judgement in determining the recoverability of deferred tax assets which led to significant auditor judgement and effort in performing procedures to estimate the recoverability of deferred tax assets in Spain and Brazil and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of the recoverability of deferred tax assets, including controls over the appropriateness and the reasonableness of the assumptions used in the recoverability assessment, including the projections of results used in the analysis, projected macroeconomic variables and the estimation of the reversal of the different temporary differences. These procedures also included, among others, (i) the evaluation of the completeness and accuracy of the assumptions used by management in their calculation of the deductible temporary differences and (ii) testing key data used by management in their estimation and monitoring of the recoverability of deferred tax assets. Evaluating management’s relevant assumptions involved testing the income projections carried out by management (considering economic forecasts and indicators used in the analysis) and evaluating the estimated reversal of the various temporary differences and the period and limits established by local legislation for the recoverability of the deferred tax assets. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used by management to calculate and estimate the deferred tax assets.
Provisions for contingent liabilities
As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated provisions for contingent liabilities balance as of December 31, 2019 were EUR 3,782 million. The Company records provisions for tax and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.
The principal considerations for our determination that performing procedures relating to provisions for contingent liabilities is a critical audit matter are, the high degree of management judgement to assess the intrinsic uncertainty of the obligations for which management recognizes a provision for these proceedings based on estimates. This in turn led to significant auditor judgement and effort in procedures to test the measurement of provisions for contingent liabilities.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of provisions for contingent liabilities. These procedures also included, among others, obtaining and evaluating letters of audit inquiry with internal and external legal counsel, evaluating the recognition and reasonableness of management’s assessment in the identification of potentially omitted liabilities, and evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.
Madrid, Spain
March 6, 2020
We have served as the Company’s auditor since 2016.

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Consolidated
annual accounts

Santander Group

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2019, 2018 AND 2017
Million euros

ASSETS	Note	2019	2018*	2017
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		101,067	113,663	110,995
FINANCIAL ASSETS HELD FOR TRADING		108,230	92,879	125,458
Derivatives	9 and 11	63,397	55,939	57,243
Equity instruments	8	12,437	8,938	21,353
Debt instruments	7	32,041	27,800	36,351
Loans and advances		355	202	10,511
Central banks	6	—	—	—
Credit institutions	6	—	—	1,696
Customers	10	355	202	8,815
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		28,445	23,495	50,891
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		4,911	10,730
Equity instruments	8	3,350	3,260
Debt instruments	7	1,175	5,587
Loans and advances		386	1,883
Central banks	6	—	—
Credit institutions	6	—	2
Customers	10	386	1,881
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		224	—
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		62,069	57,460	34,782
Equity instruments	8			933
Debt instruments	7	3,186	3,222	3,485
Loans and advances		58,883	54,238	30,364
Central banks	6	6,473	9,226	—
Credit institutions	6	21,649	23,097	9,889
Customers	10	30,761	21,915	20,475
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		8,430	6,477	5,766
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		125,708	121,091
Equity instruments	8	2,863	2,671
Debt instruments	7	118,405	116,819
Loans and advances		4,440	1,601
Central banks	6	—	—
Credit institutions	6	—	—
Customers	10	4,440	1,601
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		29,116	35,558
FINANCIAL ASSETS AVAILABLE-FOR-SALE				133,271
Equity instruments	8			4,790
Debt instruments	7			128,481
Memorandum items: lent or delivered as guarantee with disposal or pledge rights				43,079
FINANCIAL ASSETS AT AMORTISED COST		995,482	946,099
Debt instruments	7	29,789	37,696
Loans and advances		965,693	908,403
Central banks	6	18,474	15,601
Credit institutions	6	40,943	35,480
Customers	10	906,276	857,322
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		19,993	18,271

480	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

ASSETS	Note	2019	2018*	2017
LOANS AND RECEIVABLES				903,013
Debt instruments	7			17,543
Loans and advances				885,470
Central banks	6			26,278
Credit institutions	6			39,567
Customers	10			819,625
Memorandum items: lent or delivered as guarantee with disposal or pledge rights				8,147
INVESTMENTS HELD-TO-MATURITY	7			13,491
Memorandum items: lent or delivered as guarantee with disposal or pledge rights				6,996
HEDGING DERIVATIVES	36	7,216	8,607	8,537
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK	36	1,702	1,088	1,287
INVESTMENTS	13	8,772	7,588	6,184
Joint ventures entities		1,325	979	1,987
Associated entities		7,447	6,609	4,197
ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS	15	292	324	341
TANGIBLE ASSETS		35,235	26,157	22,974
Property, plant and equipment	16	34,262	24,594	20,650
For own-use		15,041	8,150	8,279
Leased out under an operating lease		19,221	16,444	12,371
Investment property	16	973	1,563	2,324
Of which leased out under an operating lease		823	1,195	1,332
Memorandum items: in lease		5,051	98	96
INTANGIBLE ASSETS		27,687	28,560	28,683
Goodwill	17	24,246	25,466	25,769
Other intangible assets	18	3,441	3,094	2,914
TAX ASSETS		29,585	30,251	30,243
Current tax assets		6,827	6,993	7,033
Deferred tax assets	27	22,758	23,258	23,210
OTHER ASSETS		10,138	9,348	9,766
Insurance contracts linked to pensions	14	192	210	239
Inventories		5	147	1,964
Other	19	9,941	8,991	7,563
NON-CURRENT ASSETS HELD FOR SALE	12	4,601	5,426	15,280
TOTAL ASSETS		1,522,695	1,459,271	1,444,305

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of 31 December 2019.

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2019, 2018 AND 2017
Million euros

LIABILITIES	Note	2019	2018*	2017
FINANCIAL LIABILITIES HELD FOR TRADING		77,139	70,343	107,624
Derivatives	9	63,016	55,341	57,892
Short positions	9	14,123	15,002	20,979
Deposits		—	—	28,753
Central banks	20	—	—	282
Credit institutions	20	—	—	292
Customers	21	—	—	28,179
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		60,995	68,058	59,616
Deposits		57,111	65,304	55,971
Central banks	20	12,854	14,816	8,860
Credit institutions	20	9,340	10,891	18,166
Customers	21	34,917	39,597	28,945
Marketable debt securities	22	3,758	2,305	3,056
Other financial liabilities	24	126	449	589
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST		1,230,745	1,171,630	1,126,069
Deposits		942,417	903,101	883,320
Central banks	20	62,468	72,523	71,414
Credit institutions	20	90,501	89,679	91,300
Customers	21	789,448	740,899	720,606
Marketable debt securities	22	258,219	244,314	214,910
Other financial liabilities	24	30,109	24,215	27,839
Memorandum items: subordinated liabilities	23	21,062	23,820	21,510
HEDGING DERIVATIVES	36	6,048	6,363	8,044
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	269	303	330
LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS	15	739	765	1,117
PROVISIONS	25	13,987	13,225	14,489
Pensions and other post-retirement obligations		6,358	5,558	6,345
Other long term employee benefits		1,382	1,239	1,686
Taxes and other legal contingencies		3,057	3,174	3,181
Contingent liabilities and commitments		739	779	617
Other provisions		2,451	2,475	2,660
TAX LIABILITIES		9,322	8,135	7,592
Current tax liabilities		2,800	2,567	2,755
Deferred tax liabilities	27	6,522	5,568	4,837
OTHER LIABILITIES	26	12,792	13,088	12,591
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	—	—
TOTAL LIABILITIES		1,412,036	1,351,910	1,337,472

482	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2019, 2018 AND 2017
Million euros

EQUITY	Note	2019	2018*	2017
SHAREHOLDERS´ EQUITY	30	122,103	118,613	116,265
CAPITAL	31	8,309	8,118	8,068
Called up paid capital		8,309	8,118	8,068
Unpaid capital which has been called up		—	—	—
Memorandum items: uncalled up capital		—	—	—
SHARE PREMIUM	32	52,446	50,993	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		598	565	525
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		598	565	525
OTHER EQUITY	34	146	234	216
ACCUMULATED RETAINED EARNINGS	33	61,028	56,756	53,437
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(5,246)	(3,567)	(1,602)
Reserves or accumulated losses in joint ventures investments		1,166	917	724
Others		(6,412)	(4,484)	(2,326)
(-) OWN SHARES	34	(31)	(59)	(22)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		6,515	7,810	6,619
(-) INTERIM DIVIDENDS	4	(1,662)	(2,237)	(2,029)
OTHER COMPREHENSIVE INCOME		(22,032)	(22,141)	(21,776)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS	29	(4,288)	(2,936)	(4,034)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	29	(17,744)	(19,205)	(17,742)
NON-CONTROLLING INTEREST	28	10,588	10,889	12,344
Other comprehensive income		(982)	(1,292)	(1,436)
Other items		11,570	12,181	13,780
TOTAL EQUITY		110,659	107,361	106,833
TOTAL LIABILITIES AND EQUITY		1,522,695	1,459,271	1,444,305
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loans commitment granted		241,179	218,083	207,671
Financial guarantees granted		13,650	11,723	14,499
Other commitments granted		68,895	74,389	64,917

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as of 31 December 2019.

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros

	(Debit) Credit
	Note	2019	2018*	2017
Interest income	38	56,785	54,325	56,041
Financial assets at fair value through other comprehensive income		3,571	4,481	4,384
Financial assets at amortised cost		48,552	47,560	49,096
Other interest income		4,662	2,284	2,561
Interest expense	39	(21,502)	(19,984)	(21,745)
Interest income/ (charges)		35,283	34,341	34,296
Dividend income	40	533	370	384
Income from companies accounted for using the equity method	13 and 41	324	737	704
Commission income	42	15,349	14,664	14,579
Commission expense	43	(3,570)	(3,179)	(2,982)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	44	1,136	604	404
Financial assets at amortised cost		308	39
Other financial assets and liabilities		828	565
Gain or losses on financial assets and liabilities held for trading, net	44	1,349	1,515	1,252
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		1,349	1,515
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	44	292	331
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		292	331
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	44	(286)	(57)	(85)
Gain or losses from hedge accounting, net	44	(28)	83	(11)
Exchange differences, net	45	(932)	(679)	105
Other operating income	46	1,797	1,643	1,618
Other operating expenses	46	(2,138)	(2,000)	(1,966)
Income from assets under insurance and reinsurance contracts	46	2,534	3,175	2,546
Expenses from liabilities under insurance and reinsurance contracts	46	(2,414)	(3,124)	(2,489)
Total income		49,229	48,424	48,355
Administrative expenses		(20,279)	(20,354)	(20,400)
Staff costs	47	(12,141)	(11,865)	(12,047)
Other general administrative expenses	48	(8,138)	(8,489)	(8,353)
Depreciation and amortisation cost	16 and 18	(3,001)	(2,425)	(2,593)
Provisions or reversal of provisions, net	25	(3,490)	(2,223)	(3,058)

484	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	(Debit) Credit
	Note	2019	2018*	2017
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(9,352)	(8,986)	(9,259)
Financial assets at fair value through other comprehensive income		(12)	(1)
Financial assets at amortised cost	10	(9,340)	(8,985)
Financial assets measured at cost				(8)
Financial assets available-for-sale				(10)
Loans and receivables	10			(9,241)
Held-to-maturity investments				—
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	(17)	(13)
Impairment or reversal of impairment on non-financial assets, net		(1,623)	(190)	(1,260)
Tangible assets	16	(45)	(83)	(72)
Intangible assets	17 and 18	(1,564)	(117)	(1,073)
Others		(14)	10	(115)
Gain or losses on non-financial assets and investments, net	49	1,291	28	522
Negative goodwill recognised in results		—	67	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	50	(232)	(123)	(203)
Operating profit/(loss) before tax		12,543	14,201	12,091
Tax expense or income from continuing operations	27	(4,427)	(4,886)	(3,884)
Profit from continuing operations		8,116	9,315	8,207
Profit or loss after tax from discontinued operations	37	—	—	—
Profit for the year		8,116	9,315	8,207
Profit attributable to non-controlling interests	28	1,601	1,505	1,588
Profit attributable to the parent		6,515	7,810	6,619
Earnings per share
Basic	4	0.362	0.449	0.404
Diluted	4	0.361	0.448	0.403

*	See further detail regarding the impacts of the entry into force of IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended 31 December 2019.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros
	Note	2019	2018*	2017
CONSOLIDATED PROFIT FOR THE YEAR		8,116	9,315	8,207
OTHER RECOGNISED INCOME AND EXPENSE		419	(1,899)	(7,320)
Items that will not be reclassified to profit or loss	29	(1,351)	332	(88)
Actuarial gains and losses on defined benefit pension plans		(1,677)	618	(157)
Non-current assets held for sale		—	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	1	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	36	(29)	(174)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		44	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		(44)	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(156)	109
Income tax relating to items that will not be reclassified		510	(222)	68
Items that may be reclassified to profit or loss	29	1,770	(2,231)	(7,232)
Hedges of net investments in foreign operations (effective portion)	36	(1,151)	(2)	614
Revaluation gains (losses)		(1,151)	(2)	614
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		1,396	(1,874)	(8,014)
Revaluation gains (losses)		1,396	(1,874)	(8,014)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	8	174	(441)
Revaluation gains (losses)		(1,104)	491	501
Amounts transferred to income statement		1,112	(317)	(942)
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Financial assets available-for-sale				683
Revaluation gains (losses)	29			1,137
Amounts transferred to income statement				(454)
Other reclassifications				—
Hedging instruments (items not designated)	36	—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		2,414	(591)
Revaluation gains (losses)	29	2,588	(29)
Amounts transferred to income statement		(792)	(562)
Other reclassifications		618	—
Non-current assets held for sale		—	—	—
Revaluation gains (losses)		—	—	—
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		(27)	(77)	(70)
Income tax relating to items that may be reclassified to profit or loss		(870)	139	(4)
Total recognised income and expenses for the year		8,535	7,416	887
Attributable to non-controlling interests		1,911	1,396	1,005
Attributable to the parent		6,624	6,020	(118)

*	See further detail regarding the impacts of the entry into force of IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2019.

486	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2018*	8,118	50,993	565	234	56,756
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2019	8,118	50,993	565	234	56,756
Total recognised income and expense	—	—	—	—	—
Other changes in equity	191	1,453	33	(88)	4,272
Issuance of ordinary shares	191	1,453	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(1,055)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	5,327
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(88)	—
Others increases or (-) decreases of the equity	—	—	33	—	—
Balance at 31 December 2019	8,309	52,446	598	146	61,028

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2019.

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361
—	—	—	—	—	—	—	—	—
—	(391)	—	—	—	—	—	—	(391)
—	(3,958)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	106,970
—	—	—	6,515	—	109	310	1,601	8,535
—	(1,288)	28	(7,810)	575	—	—	(2,212)	(4,846)
—	28	—	—	—	—	—	1	1,673
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(2)	(2)
—	—	—	—	(1,662)	—	—	(895)	(3,612)
—	—	(928)	—	—	—	—	—	(928)
—	(6)	956	—	—	—	—	—	950
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	246	—	(7,810)	2,237	—	—	—	—
—	—	—	—	—	—	—	110	110
—	—	—	—	—	—	—	—	(88)
—	(1,556)	—	—	—	—	—	(1,426)	(2,949)
—	(5,246)	(31)	6,515	(1,662)	(22,032)	(982)	11,570	110,659

488	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2017	8,068	51,053	525	216	53,437
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2018* **	8,068	51,053	525	216	53,437
Total recognised income and expense	—	—	—	—	—
Other changes in equity	50	(60)	40	18	3,319
Issuance of ordinary shares	50	(60)	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(968)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,287
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(74)	—
Others increases or (-) decreases of the equity	—	—	40	92	—
Balance at 31 December 2018	8,118	50,993	565	234	56,756

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2019.

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
—	—	—	—	—	—	—	—	—
—	(1,473)	—	—	—	1,425	253	(1,545)	(1,340)
—	(3,075)	(22)	6,619	(2,029)	(20,351)	(1,183)	12,235	105,493
—	—	—	7,810	—	(1,790)	(109)	1,505	7,416
—	(492)	(37)	(6,619)	(208)	—	—	(1,559)	(5,548)
—	10	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	(2,237)	—	—	(687)	(3,892)
—	—	(1,026)	—	—	—	—	—	(1,026)
—	—	989	—	—	—	—	—	989
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	303	—	(6,619)	2,029	—	—	—	—
—	59	—	—	—	—	—	(660)	(601)
—	—	—	—	—	—	—	17	(57)
—	(864)	—	—	—	—	—	(229)	(961)
—	(3,567)	(59)	7,810	(2,237)	(22,141)	(1,292)	12,181	107,361

490	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2016	7,291	44,912	—	240	49,953
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2017*	7,291	44,912	—	240	49,953
Total recognised income and expense	—	—	—	—	—
Other changes in equity	777	6,141	525	(24)	3,484
Issuance of ordinary shares	777	6,141	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	525	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	—	—	—	—	—
Dividends	—	—	—	—	(802)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,286
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(72)	—
Others increases or (-) decreases of the equity	—	—	—	48	—
Balance at 31 December 2017	8,068	51,053	525	216	53,437

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2019.

						Non-Controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
—	—	—	6,619	—	(6,737)	(583)	1,588	887
—	(653)	(15)	(6,204)	(362)	—	—	(422)	3,247
—	6	—	—	—	—	—	543	7,467
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	592	1,117
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(10)	(10)
—	—	—	—	(2,029)	—	—	(665)	(3,496)
—	—	(1,309)	—	—	—	—	—	(1,309)
—	26	1,294	—	—	—	—	—	1,320
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	251	—	(6,204)	1,667	—	—	—	—
—	—	—	—	—	—	—	(39)	(39)
—	—	—	—	—	—	—	24	(48)
—	(936)	—	—	—	—	—	(867)	(1,755)
—	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833

492	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros
	Note	2019	2018*	2017
A. CASH FLOWS FROM OPERATING ACTIVITIES		3,389	3,416	40,188
Profit for the year		8,116	9,315	8,207
Adjustments made to obtain the cash flows from operating activities		23,990	21,714	23,927
Depreciation and amortisation cost		3,001	2,425	2,593
Other adjustments		20,989	19,289	21,334
Net increase/(decrease) in operating assets		64,593	51,550	18,349
Financial assets held-for-trading		15,450	(31,656)	(18,114)
Non-trading financial assets mandatorily at fair value through profit or loss		(6,098)	5,795
Financial assets at fair value through profit or loss		4,464	16,275	3,085
Financial assets at fair value through other comprehensive income		1,693	(2,091)
Financial assets available-for-sale				2,494
Financial assets at amortised cost		49,541	61,345
Loans and receivables				32,379
Other operating assets		(457)	1,882	(1,495)
Net increase/(decrease) in operating liabilities		38,469	27,279	30,540
Financial liabilities held-for-trading		6,968	(36,315)	1,933
Financial liabilities designated at fair value through profit or loss		(8,858)	8,312	19,906
Financial liabilities at amortised cost		47,622	60,730	12,006
Other operating liabilities		(7,263)	(5,448)	(3,305)
Income tax recovered/(paid)		(2,593)	(3,342)	(4,137)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(7,229)	3,148	(4,008)
Payments		14,289	12,936	10,134
Tangible assets	16	12,766	10,726	7,450
Intangible assets	18	1,377	1,469	1,538
Investments	13	63	11	8
Subsidiaries and other business units		83	730	838
Non-current assets held for sale and associated liabilities		—	—	—
Held-to-maturity investments				300
Other payments related to investing activities		—	—	—
Proceeds		7,060	16,084	6,126
Tangible assets	16	4,091	3,670	3,211
Intangible assets	18	—	—	—
Investments	13	686	2,327	883
Subsidiaries and other business units		218	431	263
Non-current assets held for sale and associated liabilities	12	2,065	9,656	1,382
Held-to-maturity investments				387
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(10,122)	(3,301)	4,206
Payments		12,159	7,573	7,783
Dividends	4	3,773	3,118	2,665
Subordinated liabilities	23	5,123	2,504	2,007
Redemption of own equity instruments		—	—	—
Acquisition of own equity instruments		928	1,026	1,309
Other payments related to financing activities		2,335	925	1,802
Proceeds		2,037	4,272	11,989
Subordinated liabilities	23	1,090	3,283	2,994
Issuance of own equity instruments		—	—	7,072
Disposal of own equity instruments		947	989	1,331
Other proceeds related to financing activities		—	—	592

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2019, 2018 AND 2017
Million euros
	Note	2019	2018*	2017
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		1,366	(595)	(5,845)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(12,596)	2,668	34,541
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		113,663	110,995	76,454
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		101,067	113,663	110,995
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		8,764	10,370	8,583
Cash equivalents at central banks		75,353	89,005	87,430
Other financial assets		16,950	14,288	14,982
Less: Bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		101,067	113,663	110,995
In which: restricted cash		—	—	—

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2019.

494	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

[This page has been left blank intentionally]

Notes to the consolidated
annual accounts

496	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Banco Santander, S.A. and Companies composing Santander Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended 31 December 2019
1. Introduction, basis of presentation of the consolidated financial statements (consolidated annual accounts) and other information
a) Introduction
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
At 31 December 2019, the Group consisted of 685 subsidiaries of Banco Santander, S.A. In addition, other 169 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
b) Basis of presentation of the consolidated financial statements (consolidated annual accounts)
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).
In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December on Public and Confidential Financial Reporting Rules and Formats, which was repealed on 1 January 2018 by the Circular 4/2017 issued by the Bank of Spain on 27 November 2017 and subsequent modifications.
The Group's consolidated financial statements for 2019 were authorised by the Bank's directors (at the board meeting on 27 February 2020) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in Note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2019, 2018 and 2017 and the consolidated results of its operations and the consolidated cash flows in 2019, 2018 and 2017. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS - IASB” and together with IFRS adopted by the European Union, “IFRS”).
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
Adoption of new standards and interpretations issued
The following modifications came into force and were adopted by the European Union in 2019:

•	IFRS 16 Leases
On 1 January 2019, IFRS 16 Leases became effective. IFRS 16 establishes the principles for the recognition, measurement, presentation and breakdown of lease contracts, with the objective of ensuring reporting information that faithfully represents the lease transactions. The Group has adopted the standard, using the modified retrospective approach from 1 January 2019, not restating the comparative financial statements for 2018, as permitted under the specific transitional provisions of the standard.
The adoption of IFRS 16 has led to changes in the Group's accounting policies for the recognition, measurement, presentation and breakdown of lease contracts.
The main aspects contained in the new regulations and the breakdowns relating to the impact of the adoption of IFRS 16 in the Group are included below:
a) Lease accounting policy
Since 1 January 2019, when the Group acts as lessee, it recognises a right-of-use asset representing its right to use the underlying leased asset with a corresponding lease liability on the date on which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and the finance charge. The finance charge is allocated to the income statement during the term of the lease in such a way as to produce a constant periodic interest rate on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the useful life of the asset or the lease term, whichever is shorter, on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is amortized over the useful life of the underlying asset.

Assets and liabilities arising from a lease are initially measured at present value. Lease liabilities include the net present value of the following lease payments:
- Fixed payments (including inflation-linked payments), less any lease incentive receivable,
- Variable lease payments that depend on an index or rate,
- The amounts expected to be paid by the lessee under residual value guarantees,
- The exercise price of a purchase option if the lessee is reasonably certain that it will exercise that option, and
- Lease termination penalty payments, if the term of the lease reflects the lessee's exercise of that option.
Lease payments are discounted using the interest rate implicit in the lease. Given in certain situations this interest rate cannot be obtained, the discount rate used in this cases, is the lessee's incremental borrowing rate at the related date. For this purpose, the entity has calculated this incremental borrowing rate taking as reference the listed debt instruments issued by the Group; in this regard, the Group has estimated different interest rate curves depending on the currency and economic environment in which the contracts are located.
In order to construct the incremental borrowing rate, a methodology has been developed at the corporate level. This methodology is based on the need for each Entity to consider its economic and financial situation, for which the following factors must be considered:
- Economic and political situation (country risk).
- Credit risk of the company.
- Monetary policy.
- Volume and seniority of the company’s debt instrument issues.
The incremental borrowing rate is defined as the interest rate that a lessee would have to pay for borrowing, given a similar period to the duration of the lease and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The Group Entities have a wide stock and variety of financing instruments issued in different currencies to that of the euro (pound, dollar, etc.) that provide sufficient information to be able to determine an "all in rate" (reference rate plus adjustment for credit spread at different terms and in different currencies). In circumstances, where the leasing company has its own financing, this has been used as the starting point for determining the incremental borrowing rate. On the other hand, for those Group entities that do not have their own financing, the information from the financing of the consolidated subgroup to which they belong was used as the starting point for estimating the entity's curve, analysing other factors to assess whether it is necessary to make any type of negative or positive adjustment to the initially estimated credit spread.
Right-of-use assets are valued at cost which includes the following:

- The amount of the initial measurement of the lease liability,
- Any lease payment made at or before the commencement date less any lease incentive received,
- Any initial direct costs, and
- Restoration costs.
The Group recognises the payments associated with short-term leases and leases of low-value assets on a straight-line basis as an expense in the income statement. Short-term leases are leases with a lease term less than or equal to 12 months (a lease that contains a purchase option is not a short term lease).
b) Recognised effects on the adoption of the standard
With the adoption of IFRS 16, the Group recognised lease liabilities in relation to leases previously classified as "operating leases" under the principles of IAS 17 Leases in force at 31 December 2018. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at 1 January 2019. At the date of first application, the weighted average discount rate was 4.5%, mainly due to the contribution of rented properties in Spain.
For leases previously classified as finance leases, the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and lease liability on the initial effective date. The measurement principles in IFRS 16 apply only after that date.
The Group has considered the practical expedients defined in paragraph C10 of the standard in the application of the modified retrospective method. Such application was made on a contract-by-contract basis, and not on a generalised basis.

498	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

A reconciliation between the operating lease commitments at 31 December 2018 and the lease liability recognised at 1 January 2019 is detailed below:

Million euros
Operating lease commitments at 31 December 2018	8,699
Amount of operating lease commitments discounted by the Group rate	6,550
(+) Liabilities under finance leases at 31 December 2018	96
(-) Short-term leases recognised as expenses on a straight-line basis	(20)
(-) Low-value leases recognised as expenses on a straight-line basis	(2)
(-) Contracts revalued as service contracts	—
(+)/(-) Adjustments resulting from different treatment of extension and termination options	556
(+)/(-) Adjustments related to changes in the index or rate affecting variable payments	—
Lease liability at 1 January 2019	7,180
As a result of the adoption of IFRS 16, the impact of the first application recorded by the Group corresponds, mainly, to the recognition of right-of-use for an amount of EUR 6,693 million, financial liabilities for an amount of EUR 7,084 million and a negative impact on the Group's equity of EUR 391 million. The impact of the first application of IFRS 16 on the ordinary capital ratio (Common Equity Tier 1 - CET 1) was -20 b.p.

•
IBOR (Interest Borrowing Offering Rate) Reform on Reference Interest Rates (Amendments to IFRS 9, IAS 39 and IFRS 7) - The Group applies IAS 39 for hedge accounting and, therefore, the amendments to IFRS 9 referred to in this section are not applicable to it. The contractual cash flows of the accounting hedges, both of the hedged items and of the hedging instruments, which are based on a reference interest rate that currently exists, will be modified by the substitution of said rate by an alternative interest rate or modification of its calculation methodology, in order to adapt it to the new regulatory requirements. The amendments to the standard permit the temporary application of certain exceptions to compliance with hedge accounting requirements that may be directly affected by the IBOR reform, specifically requirements regarding highly probable future transactions in cash flow hedges, prospective and retrospective effectiveness (exemption from compliance with the 80-125% effectiveness ratio) and the need to identify the risk component separately. These exemptions are no longer applicable when:

- uncertainty regarding the timing and amount of cash flows based on the benchmark is no longer present, or
- the coverage relationship is interrupted.

The amendments to IAS 39 will apply to all hedging relationships directly affected by uncertainties related to the IBOR reform for annual periods beginning on or after 1 January 2020, with the possibility of early application. In this regard, following their entry into force for use in the European Union, the Group has chosen to apply the amendments to IAS 39 and IFRS 7 in the preparation of the financial statements for the year ended 31 December 2019.
The exceptions given by the amendments to IAS 39 mean that the IBOR reform had no impact on the hedging relationships affected in the year ended 31 December 2019. The main assumptions or judgements made by the Group in applying the amendments to IAS 39 are detailed below:

–
For cash flow hedges, the Group has assumed that the cash flows covered (which are based on the benchmark index) are not modified as a result of the aforementioned reform, and therefore continue to comply with the highly probable future transaction requirement.

–
To determine the prospective effectiveness of hedges, the Group has assessed that the economic relationship between the hedged item and the hedging instrument continues to exist since the interest rate benchmark on which the hedged item and the hedging instrument are based is not changed as a result of the IBOR reform.

Subsequently, the nominal amount of the hedging instruments corresponding to the hedging relationships directly affected by uncertainties related to the IBOR reform is shown:

Million euros
	2019
	GBP LIBOR	USD LIBOR	Others	Total
Total hedging instruments affected
Cash flow hedges	28,077	21,894	2,213	52,184
Fair value hedges	64,629	15,758	3,248	83,635
	92,706	37,652	5,461	135,819
With maturity after the transition date
Cash flow hedges	15,692	7,421	1,863	24,975
Fair value hedges	53,180	11,467	2,849	67,497
	68,872	18,888	4,712	92,472
In order to manage the transition process to the new reference rates, the Group has established a global corporate project to identify the risks and challenges arising from this reform, with the involvement of senior management, and which extends to all the affected geographies and businesses. In addition, Santander is continuously monitoring all regulatory and market developments and is actively participating in the discussion forums created by the various public authorities in order to support an orderly transition to the new interest rates.

499

•
IFRIC 23: Uncertainty about the treatment of income tax - applies to the determination of taxable profit or loss, tax bases, unused tax loss carry forwards, unused tax credits and tax rates when there is uncertainty about the treatment of taxes under IAS 12.

•
Amendment to IFRS 9 Financial Instruments: prepayment features with negative compensation - allows entities to measure certain financial assets prepayable with a negative offset at amortised cost. These assets, which include some loans and debt securities, would have had to be measured at fair value through profit or loss.

In order to apply measurement at amortised cost, the negative offset must be 'reasonable compensation for early termination of the contract' and the asset must be maintained within a 'held-to-collect' business model.

•
Amendment to IAS 28 Investments in associates and joint ventures - the amendments clarify the accounting for long-term interests in an associate or joint venture, which are essentially part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interest under IFRS 9 Financial Instruments before applying the allocation of losses and IAS 28 impairment requirements in Investments in associates and joint ventures.

•	Amendment to IAS 19 Employee Benefits - clarifies the accounting of the amendments, reductions and settlements on defined benefit plans.

•	Amendment to IFRS 2015-2017 introduces minor amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23:
- IFRS 3, Business Combinations - clarifies that obtaining control of a business that is a joint venture is a business combination achieved in stages.
- IFRS 11 Joint Arrangements - clarifies that the party that obtains joint control of a business that is a joint venture should not reassess its previous interest in the joint venture.
- IAS 12 Income Taxes - clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised.
- IAS 23 Borrowing Costs - clarifies that if a specific loan remains outstanding after the related qualifying asset is ready for sale or intended use, it becomes part of generic loans.
The application of the aforementioned amendments to accounting standards and interpretations did not have any material effects on the Group's consolidated financial statements.
At the date of formulation of these consolidated annual accounts, the following amendments with an effective date subsequent to 31 December 2019 were in force:

•
Modification of IFRS conceptual framework: The IFRS Framework, which sets out the fundamental concepts of financial reporting, is amended. The revised Framework includes: a new chapter about measurement; guidance on financial reporting; improved definitions, in particular the definition of liabilities; and clarifications such as management functions, prudence and measurement uncertainty in financial reporting. It will apply from 1 January 2020.

•
Modification of IAS 1 Presentation of financial statements and IAS 8 Accounting policies, changes in accounting estimates and errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. It will apply from 1 January 2020.

Lastly, at the date of formulation of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2019 had not yet been adopted by the European Union:

•
Modification of IFRS 3 Business combinations - amendments are introduced. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. IFRS 3 continues to adopt a market participant’s perspective to determine whether an acquired set of activities and assets is a business.

The amendments are mainly due to: clarify the minimum requirements for a business; remove the assessment of whether market participants are capable of replacing any missing elements; add guidance to help entities assess whether an acquired process is substantive; narrow the definitions of a business and of outputs; and introduce an optional fair value concentration test. It will apply from 1 January 2020.

•	IFRS 17 Insurance contracts - new comprehensive accounting standard for insurance contracts, which includes recognition, measurement, presentation and disclosure. It will apply from 1 January 2021.

•
Classification of liabilities, amendments to IAS 1, Presentation of Financial Statements, considering non-current liabilities, those in which the entity has the possibility of deferring payment for more than 12 months from the end of the reporting period.

The Group is currently analysing the possible effects of these new standards and interpretations.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2019 were applied in their preparation.
c) Use of critical estimates
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

500	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

basis of the best information available, relate basically to the following:

•
The impairment losses on certain assets: it applies to financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments, tangible assets and intangible assets (see Notes 6, 7, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 25);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22);

•	The recoverability of deferred tax assets (see Note 27); and

•	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations (see Note 3).
Although these estimates were made on the basis of the best information available at 2019 year-end, and considering updated information at the date of preparation of these consolidated financial statements, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statement.
d) Information relating to 2018 and 2017
In July 2014, the IASB published IFRS 9, which was adopted with the subsequent amendments by the Group on 1 January 2018. As permitted by the regulation itself, the Group has chosen not to reclassify the comparative financial statements without having reclassified under these criteria the information relating to the year ended 31 December 2017 so that it is not comparative. However, the company has included a reconciliation of balances as of 31 December 2017 under IAS 39 and the corresponding balances as of 1 January 2018 under IFRS 9 where the effect of the first application of the rule is broken down.

IFRS 9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at 1 January, 2018, not requiring restatement of the comparative financial statements.
The adoption of IFRS 9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 "Financial instruments: disclosure”.
Additionally, IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed.
According to the analysis performed until now, the Group applies IAS 39 in hedge accounting.
For breakdowns of the notes, according to the regulations in force, the amendments relating to IFRS 7 have only been applied to the years 2019 and 2018. The breakdowns of comparative information period notes related to 2017, maintain the applicable breakdowns made in that period.
The following breakdowns relate to the impact of the adoption of IFRS 9 in the Group:
i. Classification and measurement of financial instruments
The following table shows a comparison between IAS 39 as of 31 December 2017 and IFRS 9 as of 1 January 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS 9 regarding classification and measurement (without impairment), as well as its book value:

501

	IAS 39		IFRS 9
Balance	Portfolio	Book value (Million euros)	Portfolio	Book value (Million euros)
Equity instruments	Financial assets available for sale (including those that were valued at cost at December)	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
			Financial assets at fair value through other comprehensive income	533
Debt instruments	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
	Financial assets available for sale	96	Non-trading financial assets mandatorily at fair value through profit or loss	96
		6,589	Financial assets at amortised cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortised cost	13,491
Loans and advances	Loans and receivables	10,179	Non-trading financial assets mandatorily at fair value through profit or loss	611
			Financial assets at fair value through profit or loss	9,577
	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortised cost	1,102
Derivatives	Derivatives – hedging accounting (liabilities)	10	Derivatives - financial liabilities held for trading	10
ii. Reconciliation of impairment provisions from IAS 39 to IFRS 9
The following table shows a comparison between IAS 39 as of 31 December 2017 and IFRS 9 as of 1 January, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS 9:

Million euros
	IAS 39	Impairment impact	IFRS 9
	31/12/2017		01/01/2018
Financial assets at amortised cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	—	2	2
Debt instruments	—	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472
Additionally, there was an impairment impact on Investments in joint ventures and associates of EUR 34 million.
iii. Balance sheet reconciliation from IAS 39 to IFRS 9
The following table shows in detail the reconciliation the consolidated balance sheet under IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS 9:

502	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	IAS 39	Naming modifications*		Classification and measurement impact		Impairment impact		IFRS 9
ASSETS (Million euros)	31/12/17							01/01/18
Cash, cash balances at central banks and other deposits on demand	110,995	—		—		—		110,995
Financial assets held for trading	125,458	—		160		—		125,618
Derivatives	57,243	—		—		—		57,243
Equity instruments	21,353	—		—		—		21,353
Debt instruments	36,351	—		203		—		36,554
Loans and advances	10,511	—		(43)		—		10,468
Non-trading financial assets mandatorily at fair value through profit or loss		933		4,054	[c]	—		4,987
Equity instruments		933		1,651		—		2,584
Debt instruments		—		1,792		—		1,792
Loans and advances		—		611		—		611
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		—		42,075
Equity instruments	933	(933)		—		—
Debt instruments	3,485	—		(199)		—		3,286
Loans and advances	30,364	—		8,425	[a]	—		38,789
Financial assets at fair value through other comprehensive income		124,229		2,126		(2)		126,353
Equity instruments		2,636		533		—		3,169
Debt instruments		121,593		486		(2)		122,077
Loans and advances		—		1,107		—		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		—
Equity instruments	4,790	(2,636)		(2,154)	[c]	—
Debt instruments	128,481	(121,593)		(6,888)	[b]	—
Financial assets at amortised cost		889,779	[a]	21,297		(1,982)	[d]	909,094
Debt instruments		15,557	[b]	20,195	[b]	20		35,772
Loans and advances		874,222		1,102		(2,002)		873,322
Loans and receivables	903,013	(889,779)	[a]	(13,242)		8
Debt instruments	17,543	(15,557)		(1,994)	[c]	8
Loans and advances	885,470	(874,222)		(11,248)	[a,c]	—
Investments held to maturity	13,491	—		(13,491)	[b]	—		—
Investments	6,184	—		—		(34)		6,150
Other assets**	117,111	—		6		680	[e]	117,797
TOTAL ASSETS	1,444,305	—		94		(1,330)		1,443,069

*	Due to the entry into force of Bank of Spain Circular 4/2017.

**
Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Assets under insurance or reinsurance contracts, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a.
The amount of the item Loans and receivables at 31 December 2017 is reclassified into Financial assets at amortised cost. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of EUR 8,600 million, which relate mainly to Brazil, which was designated at amortised cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b.
Instruments classified as Investments held to maturity at 31 December 2017 have been reclassified into Financial assets available-for-sale because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at 31 December 2017 as Financial assets available-for-sale, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is oriented towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as Financial assets at amortised cost.

c.
The Group has reclassified in Non-trading financial assets mandatory at fair value through profit or loss those financial instruments which have not comply with the SPPI test (solely payments of principal and interest) classified at 31 December 2017 mainly in Loans and receivables and Financial assets available for sale, which relate mainly to the UK, Spain and Poland.

d.	It corresponds to the increase in provisions for impairment of the value of the assets included in the item Financial assets at amortised cost derived from the change in accounting policy.

e.	This corresponds with increase on provisions for the tax effect referred in section d.

503

	IAS 39	Naming modifications	Classification and measurement impact	Impairment impact	IFRS 9
LIABILITIES (Million euros)	31/12/2017				01/01/2018
Financial liabilities held for trading	107,624	—	10	—	107,634
Derivatives	57,892	—	10	—	57,902
Short positions	20,979	—	—	—	20,979
Deposits	28,753	—	—	—	28,753
Marketable debt securities	—	—	—	—	—
Other financial liabilities	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	59,616	—	—	—	59,616
Deposits	55,971	—	—	—	55,971
Marketable debt securities	3,056	—	—	—	3,056
Other financial liabilities	589	—	—	—	589
Financial liabilities at amortised cost	1,126,069	—	—	—	1,126,069
Deposits	883,320	—	—	—	883,320
Marketable debt securities	214,910	—	—	—	214,910
Other financial liabilities	27,839	—	—	—	27,839
Hedging derivatives	8,044	—	(10)	—	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	—	—	—	330
Provisions	14,489	—	—	197	14,686
Contingent liabilities and commitments	617	—	—	197	814
Other provisions*	13,872	—	—	—	13,872
Other liabilities **	21,300	—	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	—	41	194	1,337,707

*
Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies and Other provisions (including guarantees and other contingent liabilities).

**	Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non-current assets held for sale.

504	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	IAS 39	Naming modifications*	Classification and measurement impact	Impairment impact	IFRS 9
EQUITY (Million euros)	31/12/2017				01/01/2018
Shareholders’ equity	116,265	—	91	(1,401)	114,955
Capital	8,068	—	—	—	8,068
Share premium	51,053	—	—	—	51,053
Equity instruments issued other than capital	525	—	—	—	525
Other equity	216	—	—	—	216
Accumulated retained earnings	53,437	—	—	—	53,437
Revaluation reserves	—	—	—	—	—
Other reserves	(1,602)	—	91	(1,401)	(2,912)
Own shares	(22)	—	—	—	(22)
Profit attributable to shareholders of the parent	6,619	—	—	—	6,619
Interim dividends	(2,029)	—	—	—	(2,029)
Other comprehensive income	(21,776)	—	(53)	—	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	—	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	—	—	—	(4,033)
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(1)	5	(5)	—	(1)
Other valuation adjustments	—	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		914	(141)	—	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		—	—	—	—
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		—	(6)	—	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	—	(18,562)
Hedge of net investment in foreign operations (effective portion)	(4,311)	—	—	—	(4,311)
Exchange differences	(15,430)	—	—	—	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	152	—	—	—	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		1,154	99	—	1,253
Hedging instruments (items not designated)		—	—	—	—
Financial assets available for sale	2,068	(2,068)	—	—
Debt instruments	1,154	(1,154)	—	—
Equity instruments	914	(914)	—	—
Non-current assets held for sale	—	—	—	—	—
Share in other income and expenses recognised in investments in joint ventures and associates	(221)	(5)	—	—	(226)
Non controlling interests	12,344	—	15	(123)	12,236
Other comprehensive income	(1,436)	—	3	—	(1,433)
Other elements	13,780	—	12	(123)	13,669
EQUITY	106,833	—	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	—	94	(1,330)	1,443,069

*	Due to the entry into force of Bank of Spain Circular 4/2017.

505

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS 9, on 6 December, 2017, Circular 4/2017, of 27 November, of the Bank of Spain, was published, which repeals Circular 4/2004, of 22 December, for those years beginning as of 1 January, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS 9. Information corresponding to the year ended 31 December 2017 has not been restated under this Circular.
In addition, in July 2016, the IASB published IFRS 16, which was adopted by the Group in accordance with the standard on 1 January 2019. As indicated in that standard, the Group opted not to restate the comparative financial statements, and the information relating to the years ended 31 December 2018 and 2017 was not restated in accordance with those criteria, so that it is not comparative. However, Note 1.b includes a reconciliation of the balances at 31 December 2018 and the corresponding balances at 1 January 2019, detailing the effect of the first application of the standard.
In 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group opted to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on 1 January, 2018.
Additionally, the segment information corresponding to the year end 31 December 2018 and 2017 were recasted for comparative purposes, in accordance with the new organizational structure of the Group, as required by IFRS 8 (see note 52).
In order to interpret the changes in the balances with respect to 31 December 2019, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2019, based on the exchange rates at the end of 2019: Mexican peso ( 5.99%), US dollar (1.92% ), Brazilian real (-1.59%) , Argentine peso (-35.89%), Sterling pound ( 5.14%), Chilean peso ( -6.04%), and Polish zloty (1.05% ); as well as the evolution of the comparable average rates: Mexican peso (5.29%), US dollar (5.41%), Brazilian real (-2.62%), Sterling pound (0.85%), Chilean peso (-3.68%) and Polish zloty (-0.85%).
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
The CRR came into force immediately, established a phase-in that has permitted a progressive adaptation to the new requirements in the European Union regarding AT1 and T2 capital instruments. These calendars have been incorporated into Spanish regulations through Bank of Spain Circular 2/2014, affecting both the new deductions and those issues and equity items that are no longer eligible as such under the new regulations.

506	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

On 27 December 2017, Regulation (EU) 2017/2395 was published, amending the CRR with regard to the transitional provisions to mitigate the impact of the introduction of IFRS 9 , which took place on 1 January, 2018. The timetable provides for a gradual implementation period of 5 years, and for the current year (2020) the applicable factor will be 0.7.
In addition, on 28 December 2017 Regulations (EU) 2017/2401 and 2017/2402 were published, incorporating the new securitisation framework. The first regulation establishes a new methodology for calculating capital requirements for securitisations and a transitional period ending on 31 December 2019, while the second regulation defines a type of STS ('simple, transparent and standardised') securitisation which, due to its characteristics of simplicity, of financing the real economy, etc., receives preferential treatment in terms of lower capital requirements.
With regard to non performing exposures (NPEs), rules have been published with the aim of implementing the "Action plan for non performing exposures in Europe", published by the European Council in July 2017. The most relevant are the following:

–	The European Central Bank (ECB)'s supervisory expectation to address the stock of NPEs through provisioning,

–
ECB Guidance on non-performing loans to credit institutions, published in March 2017: The Appendix to this Guidance, published in March 2018, sets out timetables with quantitative supervisory expectations for provisioning of this type of exposure. Applicable to exposures that originate prior to 26 April 2019 and that have become NPE on or after 1 April 2018. A default could result in a higher charge for Pillar 2.

–
Amendment of the CRR by Regulation (EU) 2019/630 regarding the minimum coverage of losses derived from doubtful exposures (prudential backstop), published in April 2019: this Regulation (EU) includes timetables of quantitative requirements for minimum provisioning of NPE's. It applies to NPE's originated after 26 April 2019 and failure to comply would result in a deduction from the institutions' CET 1.

On 20 May 2019, the new regulatory package was approved through Regulation (EU) 2019/876 (hereinafter CRR II) and Directive (EU) 2019/878 (hereinafter CRD V).
As a general rule, CRR II will come into force on 28 June 2021, with some exceptions that will come into force during a period of time that began on 1 January 2019 and will end on 28 June 2023.
Among these exceptions, the entry into force on 27 June 2019 of the main changes regarding equity, capital deductions, standard and IRB credit risk and authorisations is highlighted.
On 27 June CRD V entered into force but is not yet applicable as Member States have until 28 December 2020 to transpose it into national law. The CRD V includes significant changes such as the Pillar 2G regulation ('guidance').

In the regulatory package published in June 2019, the TLAC Term Sheet set at international level by the FSB (Financial Stability Board) has been incorporated into CRR II as a Pillar I of minimum equity and computable liability requirements for GSIBs.
This package of modifications also includes the modification of the Resolution Directive (BRRD), replacing it with BRRD II, which establishes MREL requirements with Pillar 2 for all resolution entities, whether systemic or not, in which the resolution authority will decide on the requirements on a case-by-case basis. For G-SIBs, CRR II introduces the minimum requirement established in the TLAC term sheet (16% / 18%), which must be made up of subordinated liabilities, with the exception of a percentage of senior debt (2.5% / 3.5%). For large banks (defined as those whose total assets exceed EUR 100 billion) or those which, without being large, the resolution authority considers may be systemic, BRRD II establishes a minimum subordination requirement of 13.5% of risk-weighted assets, or 5% of the leverage ratio exposure, whichever is higher. For the remaining entities the subordination requirement will be determined on a case-by-case basis by the resolution authority.
At 31 December 2019 the Group met the minimum capital requirements established by current legislation (see Note 54).
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
Accordingly, the Group continued in 2019 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.
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

507

For the purpose of calculating regulatory capital for operational risk, the Group uses the standardised approach provided for the CRR. On 2018 the European Central Bank authorised the use of the Alternative Standardised Approach to calculate the capital requirements at consolidated level in Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, in addition to the approval obtained in 2016 in Brazil.
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
g) Events after the reporting period
On 9 January, the Group announced that it had placed contingently convertible preference shares ("PPCC") into newly issued ordinary shares of the Bank, excluding pre-emptive rights of its shareholders, for a nominal value of EUR 1,500,000,000.
The placement was carried out at par and the remuneration of the shares, whose payment is subject to certain conditions and is also discretionary, was set at 4.375% on an annual basis for the first six years, being reviewed every five years thereafter by applying a margin of 453.4 basis points over the five-year Mid-Swap Rate.
On the same date, the Group announced its irrevocable decision to proceed with the voluntary early redemption of the PPCC issue for a nominal amount of EUR 1,500,000,000 made at 12 March 2014.
On 29 January, 2020 the Group announced that the Bank´s board of directors, agreed to propose to the next shareholder Bank annual general meeting, that the second payment of the remuneration from 2019 profit be made for a total of EUR 0.13 per share by means of :

•	The payment in cash of a final dividend of 0.10 euros per share and

•	A scrip dividend (in the form of the Santander Dividendo Elección programme) which will allow shareholders to receive it in cash, for those who choose this option, EUR 0.03 per share.
h) Other information
United Kingdom Referendum
On 31 January 2020 the United Kingdom ceased to be a member of the European Union . The UK and the European Union agreed withdrawal terms which establish a transition period until 31 December 2020. During the transition period (i) the United Kingdom will be treated as if it were still a member of the European Union for trading purposes, (ii) European Union legislation will continue to apply in the United Kingdom and (iii) negotiations on a trade agreement will be conducted, as well as on the extent of legislative and regulatory convergence and regulatory cooperation. The European Union will also carry out regulatory equivalence assessments for financial services. Such assessments, even if positive, do not guarantee that equivalence will be granted. Although the withdrawal agreement foresees the possibility to extend the transition period for two more years after the 31 January 2020, this is not automatic and the United Kingdom has enshrined the 31 December 2020 date in local legislation passing the withdrawal agreement as the end of the transition period, signalling a current desire not to extend it.
Uncertainty remains around the terms of the United Kingdom´s relationship with the European Union at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the United Kingdom’s and Europe´s economic growth may be negatively impacted. At the end of the transition period, even if a trade agreement is entered into force and/or if equivalence is granted to certain areas of the United Kingdom’s financial services, contingency measures may still be necessary in certain economic or financial matters to avoid uncertainty and adverse economic effects and there will be some changes in the products and services that Santander United Kingdom can continue to offer into the European Economic Area (EEA) and to EEA residents or EEA incorporated entities. Where possible, Santander UK would look to service such EEA customers from Banco Santander S.A. instead.
While the longer term effects of the United Kingdom’s anticipated withdrawal from the European Union are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term depending on its result, and could have adverse effect on the operations, financial situation and prospects of Santander UK, especially in the Retail and Commercial banking segments. We have identified a number of risks to Santander as a consequence of this uncertainty and the result of the withdrawal process, including the following:
Increased market volatility could have a negative impact on the Group´s cost of or access to funding, especially in an environment in which credit ratings are impacted, it could affect interest and currency exchange rates and the value of assets in our banking book or of securities held by the Group for liquidity purposes.
The Group in the UK is subject to significant regulation and supervision by the European Union. Although legislation has now been passed transferring the European Union regulations into United Kingdom law, there remains significant uncertainty as to the legal and regulatory environment in which the Group´s UK subsidiaries will operate when the transition period ends, and the basis on which cross-border financial business will take place after that date.
Furthermore, at the operational level, the Group's UK subsidiaries and other financial institutions may no longer be able to rely on the European cross-border framework for financial services and it is not clear what the alternative regime will be after Brexit. This uncertainty and the actions taken as a result of it, as well as the new or amended rules, could have significant adverse impacts on the Group's operations, profitability and business.
An adverse effect on the UK economy could have a negative impact on the Group's customers in that country. However,

508	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

given the current uncertainty, the Group has continued to focus on perfecting the Brexit contingency plans.
The materialisation of one or more of the above risks would have a material adverse effect on the Group's operations, financial situation and prospects.
The Group considered these circumstances in the review of the goodwill assigned to Santander UK, which was impaired in 2019 (see note 17).
2. Accounting policies
The accounting policies applied in preparing the consolidated financial statements were as follows:
a) Foreign currency transactions
i. Presentation currency
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
iii. Recognition of exchange differences
The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognised at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognised in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognised under Other comprehensive income–Items that may be reclassified to profit or loss–Exchange differences (except for exchange differences on equity instruments, where the option to irrevocably elect to be measured at fair value through changes in accumulated other comprehensive income, which are recognised in accumulated other comprehensive income - Items not to be reclassified to profit or loss - Changes in fair value of equity instruments measured at fair value through other comprehensive income (see Note 29).
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

509

iv. Entities located in hyperinflationary economies
Exchange differences arising on the translation to the Group´s presentation currency of financial statements denominated in functional currencies other than euro for subsidiaries located in countries with high inflation rates are recorded in the consolidated statement of changes in total equity-Other reserves.
At 31 December 2017, none of the functional currencies of the consolidated subsidiaries and associates located abroad corresponded to those of countries considered to have highly inflationary and hyperinflationary economies, in accordance with the criteria established in this connection by the International Financial Reporting Standards adopted by the European Union. Consequently, at the end of the year it was not necessary to adjust the financial statements of any consolidated or associated entity to correct for the effects of inflation. In 2018 the economic situation in Argentina, especially the evolution of the index deteriorated, which caused, among other impacts, a significant increase in inflation, which by the end of that year had reached 48% per year (147% accumulated in three years),). This situation led the Group to conclude that it was necessary to apply IAS 29 for hyperinflationary economies - Financial Information in Hyperinflationary Economies - to its activities in the country in question in its consolidated financial statements for that year, and this situation will continue in 2019.
Consequently, at 1 January 2018, an amount of EUR 1,716 million was reclassified in the statement of total changes in equity from the heading Accumulated Other Comprehensive Income - Translation Differences to the heading Other Reserves, corresponding to the exchange rate losses for 2017 and earlier. In addition, at that date the historical cost of the non-monetary assets and liabilities and the various items of equity of the Argentine companies from their date of acquisition or inclusion in the consolidated balance sheet was adjusted to reflect the changes in the purchasing power of the currency resulting from inflation, and was recorded; consequently, a credit to Other reserves of EUR 131 million was recorded in Other reserves. From that moment:
- The historical cost of non-monetary assets and liabilities and equity items continues to be adjusted to, considering the changes in the purchasing power of the currency due to inflation, in accordance with the official indices published by the National Institute of Statistics and Censuses (INDEC). In accordance with the provisions of the Argentine Federation of Professional Councils in Economic Sciences (FCPCE), which is the organization that issues the professional accounting standards in said country, the indexes result from combining the National Consumer Price Index (CPI) with the Wholesale Internal Price Index (WPI), which at closing) until 30 November 2016 and the National Consumer Price Index (CPI) as from 1 December 2016. Inflation during the year reached 54%.
- The different items of the income statement are adjusted by the inflationary index since their generation, with a balancing entry in Other reserves. - The loss on the net monetary position is recorded in the result for the year, with a credit to Other reserves.
- All components of the financial statements of the Argentine companies are translated at the closing exchange rate, with the corresponding exchange rate at December 31, 2019 of Argentine pesos 67.26 per euro (Argentine pesos 43.12 per euro at 31 December 2018).
The net impact of these effects on Other reserves in 2019 was a loss of 154 million euros (398 million euros in 2018).
v. Exposure to foreign currency risk
The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign exchange risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimising the cost of financing the hedges.
The following tables show the sensitivity of the consolidated income statement and consolidated equity to percentage changes of ± 1% in the foreign exchange rate positions arising from investments in Group companies with currencies other than the euro (with its hedges) and in their results (with its hedges), in which the Group maintains significant balances.
The estimated effect on the consolidated equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

Million euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2019	2018	2017	2019	2018	2017
US dollar	(161.3)	(162.3)	(157.9)	(3.5)	(4.1)	(1.4)
Chilean peso	(21.8)	(22.9)	(29.0)	(2.3)	(5.1)	(1.8)
Pound sterling	(189.2)	(171.2)	(176.6)	(3.9)	(4.5)	(3.1)
Mexican peso	(22.6)	(18.3)	(16.0)	(3.3)	(1.7)	(1.2)
Brazilian real	(71.6)	(85.6)	(93.1)	(10.4)	(5.6)	(6.5)
Polish zloty	(38.3)	(36.2)	(34.5)	(1.2)	(4.2)	(1.5)
Argentine peso	(6.9)	(7.8)	(7.4)	(1.2)	(0.6)	(3.5)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

Million euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2019	2018	2017	2019	2018	2017
US dollar	164.6	165.6	161.1	3.5	4.2	1.5
Chilean peso	22.2	23.4	29.6	2.4	5.2	1.8
Pound sterling	193.0	174.7	180.2	4.0	4.6	3.2
Mexican peso	23.1	18.6	16.3	3.4	1.8	1.2
Brazilian real	73.1	87.4	95.0	10.6	5.7	6.6
Polish zloty	39.0	36.9	35.2	1.2	4.2	1.5
Argentine peso	7.0	8.0	7.6	1.3	0.6	3.6

510	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The above data were obtained as follows:

a)
Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, foreign exchange rate impact arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognised in consolidated equity. The potential effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b)
Effect on consolidated profit: the effect was determined by applying the up and down movements in the average exchange rates of the year, as indicated in Note 2.a.ii (except in the case of Argentina, which is a hyperinflationary economy and has applied the closing exchange rate), to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2019, 2018 and 2017.
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
At 31 December 2019 the Group controls the following company in which it holds an ownership interest of less than 50% of the share capital, Luri 1, S.A. apart from the structured consolidated entities. The percentage ownership interest in the aforementioned company is 46% (See Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over this entity. The company´s corporate purpose for the entity is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services. The impact of the consolidation of this company on the Group's consolidated financial statements is immaterial.
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
The Appendices contain relevant information on the joint ventures.
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

511

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
vii. Acquisitions and sales
Note 3 provides information on the most significant acquisitions and sales in the last three years.
c) Definitions and classification of financial instruments
i. Definitions
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

512	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
The Group's business models refer to the way in which it manages its financial assets to generate cash flows. In defining these models, the Group takes into account the following factors:

•	How key management staff are assessed and reported on the performance of the business model and the financial assets held in the business model.

•	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed.

•	How business managers are remunerated.

•	The frequency and volume of sales in previous years, as well as expectations of future sales.
The analysis of the characteristics of the contractual flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. The Group determines if the contractual cash flows of its financial assets that are only principal and interest payments on the outstanding principal amount at the beginning of the transaction. This analysis takes into consideration four factors (performance, clauses, contractually linked products and currencies). Furthermore, among the most significant judgements used by the Group in carrying out this analysis, the following ones are included:

•
The return on the financial asset, in particular in cases of periodic interest rate adjustments where the term of the reference rate does not coincide with the frequency of the adjustment. In these cases, an assessment is made to determine whether or not the contractual cash flows differ significantly from the flows without this change in the time value of money, establishing a tolerance level of 2%.

•	The contractual clauses that may modify the cash flows of the financial asset, for which the structure of the cash flows before and after the activation of such clauses is analysed.

•	Financial assets whose cash flows have different priority for payment due to a contractual link to underlying assets (e.g. securitisations) require a look-through analysis by

513

the Group so as to review that both the financial asset and the underlying assets are only principal and interest payments and that the exposure to credit risk of the set of underlying assets belonging to the tranche analysed is less than or equal to the exposure to credit risk of the set of underlying assets of the instrument.
Depending on these factors, the asset can be measured at amortised cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, when doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'accounting asymmetry') that would otherwise arise from measuring assets or liabilities or recognising gains and losses on different bases. The Group uses the following criteria for the classification of financial debt instruments:

•
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

•
Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

•
Fair value with changes in profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”. In this section it can be enclosed the portfolios classified under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets at fair value through profit or loss”. In this regard, the most of the financial assets presented in the category of "Financial assets designated at value reasonable with change in results" are instruments financial services that, not being part of the portfolio of negotiation, are contracted jointly with other financial instruments that are recorded in the category of "held for trading", and that by both are recorded at fair value with changes in results, so your record in any other category would produce accounting asymmetries.

Equity instruments will be classified at fair value under IFRS 9, with changes in profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes in other comprehensive income (irrevocably) in the initial moment. The Group has generally applied this option to the equity instruments classified as “Available-for-sale” at 31 December 2017 under IAS 39. In general, the Group has applied this option in the case of equity instruments classified under "Available for Sale" at 31 December 2017 under IAS 39.
Until 31 December 2017, the Group applied IAS 39, under which the following three categories existed that are not applicable under IFRS 9 (see Note 1.d):

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

•
Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

–	Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.

514	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

–	Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.

–	Customers: includes the remaining credit, including money market transactions through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

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

▪
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

•
Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

–	Central banks: deposits of any nature, including credit received and money market transactions received from the Bank of Spain or other central banks.

–	Credit institutions: deposits of any nature, including credit received and money market transactions in the name of credit institutions.

–	Customer: includes the remaining deposits, including money market transactions through central counterparties.

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

•
Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items (includes, among others, the balance of lease liabilities that have started to be recorded in 2019 as a result of the application of IFRS 16), and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

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
In this regard, IFRS 9 states that regular way purchases or sales of financial assets shall be recognised and derecognised on the trade date or on the settlement date. The Group has opted to make such recognition on the trading date or settlement date, depending on the convention of each of the markets in which the transactions are carried out. For example, in relation to the purchase or sale of debt securities or equity instruments traded in the Spanish market, securities market regulations stipulate their effective transfer at the time of settlement and, therefore, the same time has been established for the accounting record to be made.
The fair value of instruments not measured at fair value through profit and loss is adjusted by transaction costs. Subsequently, and on the occasion of each accounting close, they are valued in accordance with the following criteria:
i. Measurement of financial assets
Financial assets are measured at fair value are valued mainly at their fair value without deducting any transaction cost for their sale.
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2019 there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.

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

516	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Financial liabilities designated at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value. The changes in credit risk arising from financial liabilities designated at fair value through profit or loss are recognised in accumulated other comprehensive income, unless they generate or increase an accounting mismatch, in which case changes in the fair value of the financial liability in all respects are recognised in the income statement.
iii. Valuation techniques
The following table shows a summary of the fair values, at the end of 2019, 2018 and 2017, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

Million euros
	2019			2018*			2017
	Published price quotations in active markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal Models (Level 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal Models (Level 2 and 3)	Total
Financial assets held for trading	44,581	63,649	108,230	37,108	55,771	92,879	58,215	67,243	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	1,530	3,381	4,911	1,835	8,895	10,730
Financial assets designated at fair value through profit or loss	2,572	59,497	62,069	3,102	54,358	57,460	3,823	30,959	34,782
Financial assets at fair value through other comprehensive income	103,089	22,619	125,708	103,590	17,501	121,091
Financial assets available-for-sale**							113,258	18,802	132,060
Hedging derivatives (assets)	—	7,216	7,216	—	8,607	8,607	—	8,537	8,537
Financial liabilities held for trading	9,781	67,358	77,139	16,104	54,239	70,343	21,828	85,796	107,624
Financial liabilities designated at fair value through profit or loss	1,484	59,511	60,995	987	67,071	68,058	769	58,847	59,616
Hedging derivatives (liabilities)	—	6,048	6,048	5	6,358	6,363	8	8,036	8,044
Liabilities under insurance or reinsurance contracts	—	739	739	—	765	765	—	1,117	1,117

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**
In addition to the financial instruments measured at fair value shown in the foregoing table, at 31 December 2017, the Group held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,211 million (see Note 51.c).

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

518	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

•	Loss Given Default: percentage of final loss assumed in a counterparty credit event/default.

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

The CVA at 31 December 2019 amounted to EUR 272 million (resulting in a reduction of 22.5% compared to 31 December 2018) and DVA amounted to EUR 171 million (resulting in a reduction of 34.6% compared to 31 December 2018). The variations are due to the fact that credit spreads for the most liquid maturities have been decreased in percentages over 40%.
The CVA at 31 December 2018 amounted to EUR 351 million (8.8% compared to 31 December 2017) and DVA amounted EUR 261 million (18.9% compared to 31 December 2018). The changes were due to the increase in credit spreads of more than 30% in the most liquid terms.
The CVA at 31 December 2017 amounted to EUR 323 million (decrease of 50% compared to 31 December 2016) and DVA amounted EUR 220 million (decrease of 44% compared to 31 December 2016). The decrease was due to the fact that credit spreads were reduced by more than 40% in the most liquid terms and to reductions in the exposure of the main counterparties.
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated financial statements as of 31 December 2019, 2018 and 2017.
As a result of the first application of IFRS 9, the exposure at 1 January, 2018, in level 3 financial instruments, increased by EUR 2,183 million, mainly for loans and receivables, arising from new requirements regarding the classification and measurement of amortised cost items at other fair value items whose value is calculated using unobservable market inputs (see Note 1.d).
The Group has not carried out significant reclassifications of financial instruments between levels other than those disclosed in level 3 movement table during 2019, 2018 and 2017.
In 2019, the Group has reclassified financial instruments amounting to EUR 708 million (net) between levels 2 and 3 (mainly due to the reclassifications to level 2 of positions, both derivatives and debt instruments, with maturities for which are already observable valuation inputs or for which new sources of recurring prices have been accessed; and to level 3 of certain government bonds in Brazil which, based on the Group's observability criteria, do not meet the requirements to be considered as observable inputs).
In 2018, the Group reclassified the market value of certain transactions of bonds, long-term repos and derivatives for approximately EUR 1,300 million, due to the lack of liquidity in certain significant inputs used in the calculation of the fair value, and no significant transfers were made to level 3 in 2017.

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

•
In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

•
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

•
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

•
Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

•
The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

•
The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

520	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 31 December 2019, 2018 and 2017:

Million euros
	Fair values calculated using internal models at
	2019**
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	149,711	6,651
Financial assets held for trading	63,051	598
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers***	355	—	Present value method	Yield curves, FX market prices
Debt and equity instruments	760	65	Present value method	Yield curves, FX market prices
Derivatives	61,936	533
Swaps	51,594	182	Present value method, Gaussian Copula****	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	469	8	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	3,073	177	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	190	—	Present value method	Yield curves, FX market prices
Index and securities options	1,164	95	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	5,446	71	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	7,216	—
Swaps	6,485	—	Present value method	Yield curves, FX market prices, Basis
Interest rate options	25	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	706	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,780	1,601
Equity instruments	1,272	550	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	498	675	Present value method	Interest rates curves
Loans and receivables***	10	376	Present value method, swap asset model & CDS	Interest rates curves and Credit curves
Financial assets designated at fair value through profit or loss	58,833	664
Central banks	6,474	—	Present value method	Interest rates curves, FX market prices
Credit institutions	21,598	50	Present value method	Interest rates curves, FX market prices
Customers	30,729	32	Present value method	Interest rates curves, FX market prices, HPI
Debt instruments	32	582	Present value method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	18,831	3,788
Equity instruments	98	407	Present value method	Market price, Interest rates curves, Dividends and Others
Debt instruments	17,486	188	Present value method	Interest rates curves, FX market prices
Loans and receivables	1,247	3,193	Present value method	Interest rates curves, FX market prices and Credit curves

Million euros
	Fair values calculated using internal models at
	2019**
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	132,582	1,074
Financial liabilities held for trading	67,068	290
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	—	—	Present value method	Yield curves, FX market prices
Customers	—	—	Present value method	Yield curves, FX market prices
Derivatives	61,789	290
Swaps	49,927	115	Present value method, Gaussian Copula****	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	658	1	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	4,291	34	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Index and securities options	1,309	88	Black-Scholes Model	Yield curves, FX market prices
Interest rate and equity futures	20	2	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Other	5,584	50	Present value method, Advanced stochastic volatility models	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit, Others
Short positions	5,279	—	Present value method	Yield curves ,FX & EQ market prices, Equity
Hedging derivatives	6,048	—
Swaps	4,737	—	Present value method	Yield curves ,FX & EQ market prices, Basis
Interest rate options	10	—	Black's Model	Yield curves , Volatility surfaces, FX market prices, Liquidity
Other	1,301	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	58,727	784	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	739	—	Present Value Method with actuarial techniques	Mortality tables and interest rate curves

522	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2018* **		2017**
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	140,659	4,473	124,178	1,363
Financial assets held for trading	55,033	738	66,806	437
Credit institutions	—	—	1,696	—	Present value method
Customers***	205	—	8,815	—	Present value method
Debt and equity instruments	314	153	335	32	Present value method
Derivatives	54,514	585	55,960	405
Swaps	44,423	185	44,766	189	Present value method, Gaussian Copula****
Exchange rate options	617	2	463	5	Black-Scholes Model
Interest rate options	3,778	149	4,747	162	Black's Model, Heath-Jarrow- Morton Model
Interest rate futures	—	—	2	—	Present value method
Index and securities options	1,118	198	1,257	5	Black-Scholes Model
Other	4,578	51	4,725	44	Present value method, Monte Carlo simulation and others
Hedging derivatives	8,586	21	8,519	18
Swaps	7,704	21	7,896	18	Present value method
Interest rate options	20	—	13	—	Black’s Model
Other	862	—	610	—	N/A
Non-trading financial assets mandatorily at fair value through profit or loss	7,492	1,403
Equity instruments	985	462			Present value method
Debt instruments	5,085	481			Present value method
Loans and receivables***	1,422	460			Present value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	53,482	876	30,677	282
Central banks	9,226	—
Credit institutions	22,897	201	9,889	—	Present value method
Customers*****	21,355	560	20,403	72	Present value method
Debt instruments	4	115			Present value method
Debt and equity instruments			385	210	Present value method
Financial assets at fair value through other comprehensive income	16,066	1,435
Equity instruments	455	581			Present value method
Debt instruments	14,699	165			Present value method
Loans and receivables	912	689			Present value method
Financial assets available-for-sale			18,176	626
Debt and equity instruments			18,176	626	Present value method

Million euros
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2018* **		2017* **
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES:	127,991	442	153,600	196
Financial liabilities held for trading	53,950	289	85,614	182
Central banks	—	—	282	—	Present value method
Credit institutions	—	—	292	—	Present value method
Customers	—	—	28,179	—	Present value method
Derivatives	53,950	289	56,860	182
Swaps	43,489	111	45,041	100	Present value method, Gaussian Copula****
Exchange rate options	610	7	497	9	Black-Scholes Model
Interest rate options	4,411	26	5,402	19	Black's Model, Heath-Jarrow- Morton Model
Index and securities options	1,233	143	1,527	41	Black-Scholes Model
Interest rate and equity futures	7	—	1	—	Present value method
Other	4,200	2	4,392	13	Present value method, Monte Carlo simulation and others
Short positions	—	—	1	—	Present value method
Hedging derivatives	6,352	6	8,029	7
Swaps	5,868	6	7,573	7	Present value method
Interest rate options	158	—	287	—	Black’s Model
Other	326	—	169	—	N/A
Financial liabilities designated at fair value through profit or loss	66,924	147	58,840	7	Present value method
Liabilities under insurance contracts	765	—	1,117	—	Present value method with actuarial techniques

*	See reconciliation of IAS 39 as of 31 December 2017 as of 1 January 2018 (see Note 1.d).

**	Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.

***	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

****
Includes credit risk derivatives with a net fair value of EUR -6 million at 31 December 2019 (31 December 2018 and 2017: net fair value of EUR 0 million and EUR 0 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.

*****
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

524	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

–
HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

–
HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

–
HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

–	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

•	Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.

•	Derivatives from trading on inflation in Spain, where volatility is not observable in the market.

•	Derivatives on volatility of long-term interest rates (more than 30 years) where volatility is not observable in the market at the indicated term.

•	Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.

•
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
The net amount recognised in profit and loss in 2019 arising from models whose significant inputs are unobservable market data (Level 3) amounted to EUR 185 million profit (EUR 10 million profit in 2018 and EUR 116 million loss in 2017).
The table below shows the effect, at 31 December 2019 on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument					Impacts (Million euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavourable scenario	Favorable scenario

Financial assets held for trading
Trading derivatives	Present value model	Curves on TAB indexes*	a	a	(0.2)	0.2
	Present value model, modified Black Scholes	HPI forward growth rate	0%-5%	2.5%	(23.8)	23.1
		HPI spot	n/a	785.87**	(8.5)	8.5
	Interest rate curve, FX market prices	CPR	n/a	n/a	(163.2)	84.4
Caps/Floors	Black Model	No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings.	MXNTIIE28 curve + (-25bp, -2bp)	(13bp)	0.2	2.1
Cross Currency Swaps	Forward estimation	- No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings. -MXN long term fees	MXNTIIE91 Curve = MXNTIIE28 Curve + (-25bp, -2bp) Bid Offer Spread IRS TIIE 2bp - 10bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp	TIIE91 -13bp IRS TIIE 6bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	(0.4)	0.4
Quanto options	Local term volatility and reference strike under the partial differential equation method.	No market volatility, a proxy is used	Beta vs Volatility Surface STOXX50E 69%-62%	Beta 65%	—	—
Interest Rate Swaps	Forward Estimation	This is a Balance Guaranteed Swap, which, as it did not have the appropriate valuation model, was completely covered Back-to-Back (both IRS clauses contain the same conditions for repayments)	n/a	n/a	—	—
Interest Rate Swaps	Forward Estimation	- No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated based on the differential between the corresponding fixings. -MXN long term fees	'MXNTIIE91 Curve = MXNTIIE28 Curve + (-25bp, -2bp) Bid Offer Spread IRS TIIE 2bp - 10bp X-CCY USD/MXN 3bp - 10bp Swaps UDI/MXN 5bp - 20bp	'TIIE91 -13bp IRS TIIE 6bp X-CCY MXN/USD 7bp Swaps UDI/MXN 13bp	(0.6)	1.7
Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present value method, others	Contingencies for litigation	0 - 100%	22%	(26.5)	7.3
	Present value method, others	Late payment and prepayment rate capital cost, long-term profit growth rate	a	a	(11.4)	11.4
	Present value method, others	Interest Rate Curves, FX Market Prices and Credit Curves	a	a	(2.2)	2.2
Loans and advances to customers	Local volatility	Long term volatility	n/a	34%	244.9	(313.8)
	Estimation of default probabilities from credit curves	CDS curves, generic curves are used	CDS Spread (24bp, 55bp)	35.63 spread	(26.6)	—

526	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.7%	(6.6)	5.8
Debt instruments and equity instruments		HPI spot	n/a	785.87**	(7.7)	7.7
	TD Black	Spain volatility	n/a	4.7%	2.2	(11.5)
	Asset Swap and CDS Model	Model - Interest Rate Curves and Credit	n/a	7.7%	(19.8)	4.4
	Cvx. Adj (SLN)	Long term volatility	n/a	8.0%	(121.2)	105.1
	Present Value Model, others	Credit Spreads	0.2%-1.6%	1.0%	0.1	(0.1)
Financial liabilities held for trading
Trading derivatives	Present value method, modifed Black-Scholes Model	HPI forward growth rate	0%-5%	2.4%	(7.3)	6.8
		HPI spot	n/a	765.38**	(4.3)	4.9
	Equity Linked Deposits	Basis Risk	1.5% -2%	0.50%	(6.8)	0.8
		Curves on TAB indexes*	a	a	—	—
	Discounted flows denominated in different currencies	This is a Balance Guaranteed Swap, which, as it did not have the appropriate valuation model, was completely covered Back-to-Back (both IRS clauses contain the same conditions for repayments)	n/a	n/a	—	—
	Discounted flows denominated in different currencies	No interest rate curve observable in the market. It is valued with the MXNTIIE28 swap curve and an FVA is calculated*	MXNTIIE28 Curve + (-20bp, 9.5bp)	(5bp)	—	0.1
Hedging derivatives (liabilities)
Hedging derivatives	Advanced models of local and stochastic volatility	Correlation between the price of shares	55%-75%	65%	n/a	n/a
	Advanced multi-factor interest rates models	Mean reversion of interest rates	0.0001-0.03	0.01***	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—	—	b	b
Customer deposits	Flow Discounting Method	Curve specified by the local regulator	Curve (IGPM + 6%) + 100bps	Curve (IGPM + 6%) + 100bps	(37.0)	37.0

*
TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).

**	There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.

***
Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001 to 0.03. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level.

a.
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

b.
The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Note: Null impacts in Quanto options arise because the position is completely covered back-to-back.

Lastly, the changes in the financial instruments classified as Level 3 in 2019, 2018 and 2017 were as follows:

	2018	Changes						2019
Million euros	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	738	142	(80)	115	—	(317)	—	598
Debt instruments and equity instruments	153	34	(38)	4	—	(88)	—	65
Trading derivatives	585	108	(42)	111	—	(229)	—	533
Swaps	185	10	(14)	22	—	(20)	(1)	182
Exchange rate options	2	—	—	6	—	—	—	8
Interest rate options	149	—	(5)	33	—	—	—	177
Index and securities options	198	48	(18)	50	—	(182)	(1)	95
Other	51	50	(5)	—	—	(27)	2	71
Hedging derivatives (Assets)	21	—	—	—	—	(21)	—	—
Swaps	21	—	—	—	—	(21)	—	—
Financial assets at fair value through profit or loss	876	55	(16)	65	—	(261)	(55)	664
Credit entities	201	—	—	—	—	(151)	—	50
Loans and advances to customers	560	20	(9)	(1)	—	(496)	(42)	32
Debt instruments	115	35	(7)	66	—	386	(13)	582
Non-trading financial assets mandatorily at fair value through profit or loss	1,403	426	(325)	81	—	—	16	1,601
Loans and advances to customers	460	126	(252)	21	—	—	21	376
Debt instruments	481	199	(7)	(10)	—	—	12	675
Equity instruments	462	101	(66)	70	—	—	(17)	550
Financial assets at fair value through other comprehensive income	1,435	4,424	(1,698)	—	(190)	(252)	69	3,788
TOTAL ASSETS	4,473	5,047	(2,119)	261	(190)	(851)	30	6,651

Financial liabilities held for trading	289	136	(12)	45	—	(164)	(4)	290
Trading derivatives	289	136	(12)	45	—	(164)	(4)	290
Swaps	111	6	(5)	(17)	—	20	—	115
Exchange rate options	7	1	—	—	—	(7)	—	1
Interest rate options	26	—	—	8	—	—	—	34
Index and securities options	143	79	(7)	51	—	(177)	(1)	88
Securities and interest rate futures	—	3	—	—	—	—	(1)	2
Others	2	47	—	3	—	—	(2)	50
Hedging derivatives (Liabilities)	6	—	—	—	—	(6)	—	—
Swaps	6	—	—	—	—	(6)	—	—
Financial liabilities designated at fair value through profit or loss	147	298	(5)	31	—	313	—	784
TOTAL LIABILITIES	442	434	(17)	76	—	143	(4)	1,074

528	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	2017							2018*
Million euros	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	437	85	(60)	(16)	—	312	(20)	738
Debt instruments and equity instruments	32	22	(40)	2	—	141	(4)	153
Trading derivatives	405	63	(20)	(18)	—	171	(16)	585
Swaps	189	—	(8)	4	—	4	(4)	185
Exchange rate options	5	—	—	(2)	—	—	(1)	2
Interest rate options	162	—	(3)	(16)	—	8	(2)	149
Index and securities options	5	41	(1)	(35)	—	195	(7)	198
Other	44	22	(8)	31	—	(36)	(2)	51
Hedging derivatives (Assets)	18	—	—	3	—	—	—	21
Swaps	18	—	—	3	—	—	—	21
Financial assets designated at fair value through profit or loss	—	105	—	19	—	699	53	876
Credit entities	—		—	(1)	—	202	—	201
Loans and advances to customers	—	—	—	6	—	497	57	560
Debt instruments	—	105	—	14	—	—	(4)	115
Non-trading financial assets mandatorily at fair value through profit or loss	1,365	66	(35)	12	—	31	(36)	1,403
Loans and advances to customers	465	56	(22)	20	—	—	(59)	460
Debt instruments	518	—	(7)	(29)	—	1	(2)	481
Equity instruments	382	10	(6)	21	—	30	25	462
Financial assets at fair value through other comprehensive income	1,726	162	(238)	—	(269)	147	(93)	1,435
TOTAL ASSETS	3,546	418	(333)	18	(269)	1,189	(96)	4,473

Financial liabilities held for trading	182	41	(95)	9	—	161	(9)	289
Trading derivatives	182	41	(95)	9	—	161	(9)	289
Swaps	100	—	(7)	(7)	—	28	(3)	111
Exchange rate options	9	—	—	(2)	—	—	—	7
Interest rate options	19	—	(1)	(1)	—	10	(1)	26
Index and securities options	41	41	(87)	25	—	128	(5)	143
Other	13	—	—	(6)	—	(5)	—	2
Hedging derivatives (Liabilities)	7	—	—	(1)	—	—	—	6
Swaps	7		—	(1)	—	—	—	6
Financial liabilities designated at fair value through profit or loss	7	140	—	—	—	—	—	147
TOTAL LIABILITIES	196	181	(95)	8	—	161	(9)	442

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note1.d).

	2016	Changes						2017
Million euros	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/ Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	341	45	(21)	(129)	—	200	1	437
Debt and equity instruments	40	—	(7)	(1)	—	—	—	32
Derivatives	301	45	(14)	(128)	—	200	1	405
Swaps	55	1	(6)	(59)	—	200	(2)	189
Exchange rate options	2	5	—	(2)	—	—	—	5
Interest rate options	173	—	—	(11)	—	—	—	162
Index and securities options	26	—	(1)	(18)	—	—	(2)	5
Other	45	39	(7)	(38)	—	—	5	44
Hedging derivatives (Assets)	27	—	(2)	(7)	—	—	—	18
Swaps	27	—	(2)	(7)	—	—	—	18
Financial assets designated at fair value through profit or loss	325	—	(9)	(20)	—	—	(14)	282
Loans and advances to customers	74	—	(2)	3	—	—	(3)	72
Debt instruments	237	—	(7)	(21)	—	—	(10)	199
Equity instruments	14	—	—	(2)	—	—	(1)	11
Financial assets available-for-sale	656	1	(244)	—	59	(6)	160	626
TOTAL ASSETS	1,349	46	(276)	(156)	59	194	147	1,363

Financial liabilities held for trading	69	33	(3)	(38)	—	126	(5)	182
Derivatives	69	33	(3)	(38)	—	126	(5)	182
Swaps	1	—	—	(26)	—	126	(1)	100
Exchange rate options	—	21	—	(11)	—	—	(1)	9
Interest rate options	21	—	—	(2)	—	—	—	19
Index and securities options	46	—	(3)	—	—	—	(2)	41
Other	1	12	—	1	—	—	(1)	13
Hedging derivatives (Liabilities)	9	—	—	(2)	—	—	—	7
Swaps	9	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	33	(3)	(40)	—	126	(6)	196

530	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

•
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

532	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

f) Offsetting of financial instruments
Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2019, 2018 and 2017:

	31 December 2019
	Million euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	126,389	(55,776)	70,613
Reverse repurchase agreements	89,465	(5,168)	84,297
Total	215,854	(60,944)	154,910

	31 December 2018
	Million euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	107,055	(42,509)	64,546
Reverse repurchase agreements	79,114	(4,031)	75,083
Total	186,169	(46,540)	139,629

	31 December 2017
	Million euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	103,740	(37,960)	65,780
Reverse repurchase agreements	56,701	(7,145)	49,556
Total	160,441	(45,105)	115,336

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognised amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2019, 2018 and 2017:

	31 December 2019
	Million euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	124,840	(55,776)	69,064
Reverse repurchase agreements	81,087	(5,168)	75,919
Total	205,927	(60,944)	144,983

	31 December 2018
	Million euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	104,213	(42,509)	61,704
Reverse repurchase agreements	82,201	(4,031)	78,170
Total	186,414	(46,540)	139,874

	31 December 2017
	Million euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	103,896	(37,960)	65,936
Reverse repurchase agreements	110,953	(7,145)	103,808
Total	214,849	(45,105)	169,744

Also, at 31 December 2019 the Group has offset other items amounting to EUR 1,366 million (EUR 1,445 million and EUR 1,645 million at 31 December 2018 and 2017, respectively).
At 31 December 2019 the balance sheet shows the amounts EUR 141,201 million (2018: EUR 128,637 million and 2017: EUR 97,017 million) on derivatives and repos as assets and EUR 134,694 million (2018: EUR 130,969 million and 2017: EUR 153,566 million) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.
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

•
12-month expected credit losses: arising from the potential default events, as defined in the following sections that are estimated to be likely to occur within the 12 months following the reporting date. These losses will be associated with financial assets classified as "normal risk" as defined in the following sections.

•
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
The following constitute effective guarantees:

a)	Mortgage guarantees on housing as long as they are first duly constituted and registered in favour of the entity. The properties include:

i.	Buildings and building elements, distinguishing among:

•	Houses.

•	Offices, stores and multi-purpose premises.

•	Rest of buildings such as non-multi-purpose premises and hotels.

ii.	Urban and developable ordered land.

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

The different aspects that the Group considers for the evaluation of effective guarantees are set out below in relation to the individual analysis.

534	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

ii. Financial instruments presentation
For the purposes of estimating the impairment amount, and in accordance with its internal policies, the Group classifies its financial instruments (financial assets, commitments and guarantees) measured at amortised cost or fair value through other comprehensive income in one of the following categories:

•	Normal Risk ("Stage 1"): includes all instruments that do not meet the requirements to be classified in the rest of the categories.

•
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

Within the quantitative thresholds, two types are considered: A relative threshold is those that compare current credit quality with credit quality at the time of origination in percentage terms of change. In addition, an absolute threshold compares both references in total terms, calculating the difference between the two. These absolute/relative concepts are used homogeneously (with different values) in all geographies. The use of one type of threshold or another (or both) is determined in accordance with the process described in Note 54, below, and is marked by the type of portfolio and characteristics such as the starting point of the average credit quality of the portfolio.

Qualitative criteria
In addition to the quantitative criteria indicated, various indicators are used that are aligned with those used by the Group in the normal management of credit risk. Irregular positions of more than 30 days and renewals are common criteria in all Group units. In addition, each unit can define other qualitative indicators, for each of its portfolios, according to the particularities and normal management practices in line with the policies currently in force (i.e. use of management alerts, etc.).
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

•
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

–
Doubtful risk for non-performing loans: financial instruments, irrespective of the client and guarantee, with balances more than 90 days past due for principal, interest or expenses contractually agreed.

This category also includes all loan balances for a client which overdue amount more than 90 days past due is greater than 20% of the loan receivable balance.
These instruments may be reclassified to other categories if, as a result of the collection of part of the past due balances, the reasons for their classification in this category do not remain and the client does not have balances more than 90 days past due in other loans.

–	Doubtful risk for reasons other than non-performing loans: this category includes doubtful recovery financial instruments that are not more than 90 days past due.
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

•
Default Risk: includes all financial assets, or part of them, for which, after an individualised analysis, their recovery is considered remote due to a notorious and irrecoverable deterioration of their solvency.

In any event, except in the case of financial instruments with effective collateral covering a substantial portion of the transaction amount, the Group generally consider as remote the following:
- Those operations that, after an individualized analysis, are categorized as unsustainable debt, assuming an irrecoverability of such debt.
- Transactions classified as doubtful due to non-performing loans with recovery costs that exceed the amounts receivable.
- The operations on which the award is executed. The queue of these operations shall be included under default risk, as the recovery of the flows, provided that no further guarantees associated with the operation remain after the award of the property.
- Those operations on which a deduction is made, the portion of the operation corresponding to that deduction, will be given as a balance at the time of signature.
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
The asset impairment model in IFRS 9 applies to financial assets measured at amortised cost, debt instruments at fair value with changes in other comprehensive income, lease receivables and commitments and guarantees granted that are not measured at fair value.
The impairment represents the best estimation of the financial assets expected credit losses at the balance sheet date, assessed both individually and collectively.

•
Individually: for the purposes of estimating the provisions for credit risk arising from the insolvency of a financial instrument, the Group individually assesses impairment by estimating the expected credit losses on those financial instruments that are considered to be significant and with sufficient information to make such an estimate.

Therefore, this classification mostly includes wholesale banking customers - Corporations, specialised financing - as well as some of the largest companies – Chartered and real estate developers - from retail banking. The determination of the perimeter in which the individualised estimate is applied is detailed in a later section.
The individually assessed impairment estimate is equal to the difference between the gross carrying amount of the financial instrument and the estimated value of the expected cash flows receivable discounted using the original effective interest rate of the transaction. The estimate of these cash flows takes into account all available information on the financial asset and the effective guarantees associated with that asset. This estimation process is detailed below.

•
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
The Group performs retrospective and monitoring tests to evaluate the reasonableness of the collective estimate.

536	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
For the estimation of the parameters used in the estimation of impairment provisions (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default)), the Group based its experience in developing internal models for the estimation of parameters both in the regulatory area and for management purposes, adapting the development of the impairment provision models under IFRS 9.

•	Exposure at default: is the amount of estimated risk incurred at the time of the counterparty's analysis.

•	Probability of default: is the estimated probability that the counterparty will default on its principal and/or interest payment obligations.

•
Loss given default: is the estimate of the severity of the loss incurred in the event of non-compliance. It depends mainly on the updating of the guarantees associated with the operation and the future cash flows that are expected to be recovered.

In any case, when estimating the flows expected to be recovered, portfolio sales are included. It should be noted that due to the Group's recovery policy and the experience observed in relation to the prices of past sales of assets classified as Stage 3 and/or default risk, there is no substantial divergence between the flows obtained from recoveries after performing recovery management of the assets with those obtained from the sale of portfolios of assets discounting structural expenses and other costs incurred.
The definition of default implemented by the Group for the purpose of calculating the impairment provision models is based on the definition in Article 178 of Regulation 575/2013 of the European Union (CRR), which is fully aligned with the requirements of IFRS 9, which considers that a "default" exists in relation to a specific customer/contract when at least one of the following circumstances exists: the entity considers that there are reasonable doubts about the payment of all its credit obligations or that the customer/contract is in an irregular situation for more than 90 days with respect to any significant credit obligation.
In addition, the Group considers the risk generated in all cross-border transactions due to circumstances other than the usual commercial risk of insolvency (sovereign risk, transfer risk or risks arising from international financial activity, such as wars, natural catastrophes, balance of payments crisis, etc.).

IFRS 9 includes a series of practical solutions that can be implemented by entities, with the aim of facilitating its implementation. However, in order to achieve a complete and high-level implementation of the standard, and following the best practices of the industry, the Group does not apply these practical solutions in a generalised manner:

–
Rebuttable presumption that the credit risk has increased significantly, when payments are more than 30 days past due: this threshold is used as an additional, but not primary, indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold. The volume rebutted does not exceed 0.1% of the Group's total exposure.

–	Assets with low credit risk at the reporting date: the Group assesses the existence of significant risk increase in all its financial instruments.
This information is provided in more detail in Note 54 b.
iv. Detail of individual estimate of impairment
For the individual estimate of the correction for impairment of the financial asset, the Group has a specific methodology to estimate the value of the cash flows expected to be collected:

•	Recovery through the debtor's ordinary activities ("Going Concern" approach).

•	Recovery through the execution and sale of the collateral guaranteeing the operations ("Gone Concern" approach).
"Gone Concern" approach:
a. Evaluation of the effectiveness of guarantees
The Group assesses the effectiveness of all the guarantees associated considering the following:

•	The time required to execute these guarantees;

•	The Group's ability to enforce or assert these guarantees in its favour;

•	The existence of limitations imposed by each local unit´s regulation on the foreclosure of collateral.
Under no circumstances the Group considers that a guarantee is effective if its effectiveness depends substantially on the solvency of the debtor, as could be the case:

•	Promises of shares or other securities of the debtor himself when their valuation may be significantly affected by a debtor's default.

•	Personal cross-collateralisation: when the guarantor of a transaction is, at the same time, guaranteed by the holder of that transaction.
On the basis of the foregoing, the following types of guarantees are considered to be effective:

•	Mortgage guarantees on properties, which are first charge, duly constituted and registered. Real estate includes:

–	Buildings and finished building elements.

–	Urban and developable land in order.

–	Other real estate, including buildings under construction, developments in progress or at a standstill, and other land, such as rural properties.

•	Pledges on financial instruments such as cash deposits, debt securities of reputables issuers or equity instruments.

•
Other types of security interests, including movable property received as security and second and subsequent mortgages on real state , provided that they are proven to be effective under particularly restrictive criteria.

•
Personal guarantees, including new holders, covering the entire amount and involving direct and joint liability to the entity, from persons or entities whose equity solvency ensures repayment of the transaction under the agreed terms.

b. Valuation of guarantees
The Group assesses the guarantees on the basis of their nature in accordance with the following:

•
Mortgage guarantees on properties associated with financial instruments, using a complete individual valuations carried out by independent valuation experts and under generally accepted valuation standards. If this is not possible, alternative valuations are used with duly documented and approved internal valuation models.

•	Personal guarantees are valued individually on the basis of the guarantor´s updated information.

•	The rest of the guarantees are valued based of current market values.
c. Adjustments to the value of guarantees and estimation of future cash flow inflows and outflows
The Group applies a series of adjustments to the value of the guarantees in order to improve the reference values:

•	Adjustments based on the historical sales experience of local units for certain types of assets.

•	Individual expert adjustments based on additional management information.
Likewise, to adjust the value of the guarantees, the time value of money is taken into account based on the historical experience of each of the units, estimating:

•	Period of adjudication.

•	Estimated time of sale of the asset.
In addition, the Group takes into account all those cash inflows and outflows linked to that guarantee until it is sold:

•	Possible future income commitments in favour of the borrower which will available after the asset is awarded.

•	Estimated foreclosure costs.

•	Asset maintenance costs, taxes and community costs.

•	Estimated marketing or sales costs.
Finally, since it is considered that the guarantee will be sold in the future, the Group applies an additional adjustment

("index forward") in order to adjust the value of the guarantees to future valuation expectations.
v. Scope of application of the individual estimate of the correction for impairment
The Group determines the perimeter over which it makes an estimate of the correction for impairment on an individual basis based on a relevance threshold set by each of the geographical areas and the stage in which the operations are located. In general, the Group applies the individualised calculation of expected losses to the significant exposures classified in stage 3, although Banco Santander, S.A. has also extended its analyses to some of the exposures classified in stage 2.
It should be noted that, in any case and irrespective of the stage in which their transactions are carried out, for customers who do not receive standardised treatment, a relational risk management model is applied, with individualised treatment and monitoring by the assigned risk analyst. In addition to wholesale customers (SCIB, Santander Corporate & Investment Banking) and large companies, this relational management model also includes other segments of smaller companies for which there is information and capacity for more personalised and expert analysis and monitoring. As indicated in the Group's wholesale credit model, the individual treatment of the client facilitates the continuous updating of information. The risk assumed must be followed and monitored throughout its life cycle, enabling anticipation and action to be taken in the event of possible impairments. In this way, the customer's credit quality is analysed individually, taking into account specific aspects such as his competitive position, financial performance, management, etc. In the wholesale risk management model, every customer with a credit risk position is assigned a rating, which has an associated probability of customer default. Thus, individual analysis of the debtor triggers a specific rating for each customer, which determines the appropriate parameters for calculating the expected loss, so that it is the rating itself that initially modulates the necessary coverage, adjusting the severity of the possible loss to the guarantees and other mitigating factors that the customer may have available. In addition, if as a result of this individualised monitoring of the customer, the analyst finally considers that his coverage is not sufficient, he has the necessary mechanisms to adjust it under his expert judgement, always under the appropriate governance.
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
Differences between the purchase and sale prices are recognised as interest over the contract term.

538	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

i) Non-current assets and liabilities associated with non-current assets held for sale
Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the recovery of the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be effected through the proceeds from their disposal.
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
The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2019 are as follows: Eurovaloraciones, S.A., Gloval Valuation, S.A.U., Tinsa Tasaciones Inmobiliarias, S.A.U., and Krata, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.
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

At 31 December 2019 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 601 million; however, in accordance with the accounting standards, this unrealised gain could not be recognised.
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
Banco Santander, in compliance with Bank of Spain Circular 4/2017 on public and private financial reporting standards and financial statement models, has developed a methodology that enables it to estimate the fair value and costs of sale of assets foreclosed or received in payment of debts. This methodology is based on the classification of the portfolio of foreclosed assets into different segments. Segmentation enables the intrinsic characteristics of Banco Santander's portfolio of foreclosed assets to be differentiated, so that assets with homogeneous characteristics are grouped by segment.
Thus, the portfolio is segmented into i) finished assets of a residential and tertiary nature, ii) developments in progress and iii) land1.
In determining the critical segments in the overall portfolio, assets are classified on the basis of the nature of the asset and its stage of development. This segmentation is made in order to seek the liquidation of the asset (which should be carried out in the shortest possible time).
When making decisions, the situation and/or characteristics of the asset are fundamentally taken into account, as well as the evaluation of all the determining factors that favour the recovery of the debt. For them, the following aspects are analyzed, among others:

•	The time that has elapsed since the adjudication.

•	The transferability and contingencies of the foreclosed asset.

•	The economic viability from the real estate point of view with the necessary investment estimate.

•	The expenses that may arise from the marketing process.

•	The offers received, as well as the difficulties in finding buyers.
In the case of real estate assets foreclosed in Spain, which represent 86% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:

•
Market Value Model used in the valuation of finished properties of a residential nature (mainly homes and car parks) and properties of a tertiary nature (offices, commercial premises and multipurpose buildings). For the valuation of finished assets whose availability for sale is immediate, a market sale value provided by a third party external to Banco Santander is considered, calculated under the AVM methodology by the comparable properties method adjusted by our experience in selling similar assets, given the term, price, volume, trend in the value of these assets and the time elapsing until their sale and discounting the estimated costs of sale.
The market value is determined on the basis of the definition established by the International Valuation Standards drawn up by the IVSC (International Valuation Standards Council), understood as the estimated amount for which an asset or a liability should be exchanged on the measurement date between a willing buyer and a willing seller, in an arm's length transaction, after appropriate marketing, and in which the parties have acted with sufficient information, prudently and without coercion.
The current market value of the properties is estimated on the basis of automated valuations obtained by taking comparable properties as a reference; simulating the procedure carried out by an appraiser in a physical valuation according to Order ECO 805/2003: selection of properties and obtaining the unit value by applying homogenisation adjustments. The selection of the properties is carried out by location within the same real estate cluster and according to the characteristics of the properties, filtering by type2, surface area range and age. The model enables a distinction to be made within the municipality under study as to which areas are similar and comparable and therefore have a similar value in the property market, discriminating between which properties are good comparators and which are not.
Adjustments to homogenize the properties are made according to: i) the age of the property according to the age of the property to be valued, ii) the deviation of the built area from the common area with respect to the property to be valued and iii) by age of the date of capture of the property according to the price evolution index of the real estate market.
In addition, for individually significant assets, complete individual valuations are carried out, including a visit to the asset, market analysis (data relating to supply, demand, current sale or rental price ranges and supply-demand and revaluation expectations) and an estimate of expected income and costs.

1. The assets in a situation of "stopped development" are included under "land".
2. Assets qualified as protected housing are taken into account. The Maximum Legal Value of these assets is determined by the VPO module, obtained from the result of multiplying the State Basic Module (MBE) by a zone coefficient determined by each Autonomous Community. To carry out the valuation of a protected property, the useful surface area is used in accordance with current regulations.

For this segmentation of assets, when they are completed, the real costs are known and the actual expenses for the marketing and sale of the asset must be taken into account. Therefore, Banco Santander uses the actual costs in its calculation engine or, failing that, those estimated on the basis of its observed experience.

•
Market Value Model according to Evolution of Market Values used to update the valuation of developments in progress. The valuation model estimates the current market value of the properties based on complete individual valuations by third parties, calculated from the values of the feasibility studies and development costs of the promotion, as well as the selling costs, distinguishing by location, size and type of property. The inputs used in the valuation model for residential assets under construction are actual revenues and costs.

For this purpose, in order to calculate the investment flows, Banco Santander considers, on the basis of the feasibility studies, the expenditure required for construction, the professional fees relating to the project and to project management, the premiums for mandatory building insurance, the developer's administrative expenses, licences, taxes on new construction and fees, and urban development charges.
With respect to the calculation of income flows, Banco Santander takes into account the square metres built, the number of homes under construction and the estimated selling price over 1.5 years.
The market value will be the result of the difference between the income flows and the investment flows estimated at each moment.

•
Land Valuation model. The methodology followed by the Group regarding land valuation consists of updating the individual reference valuation of each of the land on an annual basis, through updated valuation valuations carried out by independent professionals and following the methodology established in the OM (Ministerial Order) ECO/805/2003, of 27 March, whose main verifications in the case of land valuation, regardless of the degree of urbanisation of the land, correspond to:

–	Visual verification of the assessed property.

–	Registry description.

–	Urban planning.

–	Visible easements.

540	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

–	Visible state of occupation, possession, use and exploitation.

–	Protection regime.

–	Apparent state of preservation.

–	Correspondence with cadastral property.

–	Existence of expropriation procedure, expropriation plan or project, administrative resolution or file that may lead to expropriation.

–	Expiry of the Urbanization or Building deadlines.

–	Existence of a procedure for failure to comply with obligations.

–	Verification of surfaces.
For the purposes of valuation, the land will be classified in the following levels:

–	Level I: It will include all the lands that do not belong to Level II.

–
Level II: It shall include land classified as undeveloped where building is not allowed for uses other than agriculture, forestry, livestock or linked to an economic exploitation permitted by the regulations in force. Also included are lands classified as developable that are not included in a development area of urban planning or that, in such an area, the conditions for its development have not been defined.

In those cases where the Group does not have an updated reference value through an ECO valuation for the current year, we use as a reference value the latest available ECO valuation reduced or corrected by the average annual coverage ratio of the land on which we have obtained an updated reference value, through an ECO valuation.
The Group applies a discount to the aforementioned reference values that takes into account both the discount on the reference value in the sales process and the estimated costs of marketing or selling the land:
Discount on reference value = % Discount on Sales + % Marketing Costs being:

–	% Discount on Sales: = 100 - (sales price / updated appraisal value).

–	Marketing Costs: Calculated on the basis of our historical experience in sales and in accordance with the marketing management fees negotiated with our suppliers of this type of service.
In this way the Group obtains the corrected market value, an amount that we compare with the net cost of each piece of land to determine its correct valuation and conclude with our valuation process.
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
j) Assets under insurance or reinsurance contracts and liabilities under insurance or reinsurance contracts
Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.
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
The period tangible asset depreciation charge is recognised in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Lease use rights	Less than the lease term or the useful life of the underlying asset

542	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
l) Accounting for leases
Since 1 January 2019, the Group has changed the accounting policy for leases when acting as a lessee (see Note 1.b).
Until 31 December 2018, the accounting policy applied by the Group when acting as lessee was the following:
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
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.. .. R .
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
Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.
The intangible asset amortisation charge is recognised under Depreciation and amortisation in the consolidated income statement.

544	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
Expenditure on research activities is recognised as an expense in the year in which it is incurred and cannot be subsequently capitalised into the carrying amount of the intangible asset.
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

Additionally, in this chapter at 31 December 2019, the right of collection acquired from Enagás Transporte is registered in the amount of EUR 666 million of principal charged to the gas system conferred by Royal Decree-Law 13/2004 (for which urgent measures were adopted in relation to with the gas system and due to the extraordinary and urgent need to find a solution to the complex technical situation existing in the underground storage of natural gas «Castor», especially after the resignation of the concession presented by its owner).
In the aforementioned RD-law, it was agreed the hibernation of the Castor gas submarine storage facilities and the assignation of the operations required for its maintenance and operability to Enagás Transporte. It also recognised the value of the investment at EUR 1,350 million and an obligation to pay this amount to the holder of the extinguished concession by Enagás Transporte, recognising a collection right, charged to the monthly billing for access tolls and gas system fees during 30 years, for the amount paid to the holder of the extinguished concession plus the financial remuneration recognised by the RD-law.
Banco Santander acquired, along with other financial entities, the collection right for its nominal redemption value under a contract with full legal effectiveness and protected, in good faith, in the full constitutionality of the RD-law that created it, set its amount, established the legal mechanism for its payment from the gas system and allowed its transfer with full effect against it.
On 21 December 2017 the Constitutional Court gave a judgement declaring unconstitutional certain provisions of RD-Law 13/2014 and cancelling them due to procedural defect, considering that the urgency reasons for which said provisions had to be excluded from the ordinary legislative procedure were not proven. Among others, the recognition of the costs accrued until the entry into force of the Royal Decree by the concessionaire waiving the investment and, therefore, the compensation of EUR 1,350 million, and the recognition of Enagás Transporte's right of collection from the gas system for the amount of this compensation were cancelled.
Because of the termination of the payment of the right of collection and the obligation to reimburse the amounts received following the declaration of unconstitutionality of the RD-law, the Bank has internally analysed the situation and, with due external advice, has concluded that the probability of recovery of the total amount invested is high, highlighting that the opinion of the Permanent Commission of the State Council No. 196/2019, of 27 June, in the ex officio review file of the final settlements paid to the bank under the gas system, and considers that the current situation involves an unjust enrichment of the State (or the gas system) having received a work but not having assumed the cost of its construction by the concessionaire.
The bank has also initiated the administrative and judicial procedures that it has considered appropriate for the defence of its rights. None of these procedures have been concluded yet, but the bank considers them likely to be favourably resolved, existing other recovery channels available in the event that those described above are not successful. This indemnification asset, since it does not arise as a consequence of a contract, but rather from the liability of the State legislator, does not meet the definition of a financial asset. Consequently, and since it has the characteristic of certain, it also does not meet the definition of a contingent asset, it was classified as a non-financial asset.

o) Other liabilities
Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.
p) Provisions and contingent assets and liabilities
When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

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

q) Court proceedings and/or claims in process
At the end of 2019 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).
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
s) Equity-instrument-based employee remuneration
Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognised as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

546	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognised when paid.

•	Those arising from transactions or services that are performed over a period of time are recognised over the life of these transactions or services.

•	Those relating to services provided in a single act are recognised when the single act is carried out.
iii. Non-finance income and expenses
They are recognised for accounting purposes when the good is delivered or the non-financial service is rendered. To determine the amount and timing of recognition, a five-step model is followed: identification of the contract with the customer, identification of the separate obligations of the contract, determination of the transaction price, distribution of the transaction price among the identified obligations and finally recording of income as the obligations are satisfied.
iv. Deferred collections and payments
These are recognised for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
v. Loan arrangement fees
Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognised in income over the term of the loan.

u) Financial guarantees
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

w) Post-employment benefits
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

Post-employment benefits are recognised as follows:

•	Current service cost, (the increase in the present value of the obligations resulting from employee service in the current period), is recognised under Staff costs.

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
x) Other long-term employee benefits
Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognised under Provisions or reversal of provisions, net, in the consolidated income statement (see Note 25).
y) Termination benefits
Termination benefits are recognised when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.
z) Income tax
The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognised in the consolidated income statement, except when they arise from a transaction whose results are recognised directly in equity, in which case the related tax effect is recognised in equity (see Note 1.b) - Amendment to IFRS Cycle 2015-2017.

548	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
Tax assets include the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.
Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 920 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
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
ab) Consolidated statement of recognised income and expense
This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognised in the consolidated income statement for the year and the other income and expenses recognised directly in consolidated equity.
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

ac) Statement of changes in total equity
This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

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

ad) Consolidated statement of cash flows
The following terms are used in the consolidated statements of cash flows with the meanings specified:

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
During 2019 the Group received interest amounting to EUR 55,269 million (EUR 50,685 million in 2018) and paid interest amounting to EUR 20,671 million (EUR 19,927 million in 2018).
Also, dividends received and paid by the Group are detailed in Notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests).

3. Santander Group
a) Banco Santander, S.A. and international Group structure
The growth of the Group in the last decades has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s objectives of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).
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
b) Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:
i. Agreement for the acquisition of 50.1% of Ebury
On 4 November 2019, Banco Santander, S.A. announced a strategic investment in Ebury, one of the best payment and currency platforms for SMEs, worth GBP 350 million (approximately EUR 400 million). In accordance with the conditions of the operation, Santander will acquire 50.1% of Ebury for GBP 350 million, of which GBP 70 million correspond to new shares (approximately EUR 80 million) to support the company's plans to enter in new markets in Latin America and Asia.
As of 31 December 2019, the Group had acquired a 6.4% interest in Ebury for a price of GBP 40 million (approximately EUR 45 million), pending the rest of the investment in compliance with the usual suspensive conditions in this type of operations, including obtaining regulatory approvals. The rest of the investment is expected to be completed in 2020.

550	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

ii. Agreement with Crédit Agricole S.A. on the depositary and custody business
On 17 April 2019, Banco Santander, S.A. announced that it had signed a memorandum of understanding with Crédit Agricole S.A. with the purpose of combining CACEIS and its subsidiaries (the “CACEIS Group”), which is wholly-owned by Crédit Agricole S.A., with Santander Securities Services, S.A.U. and its subsidiaries (the “S3 Group”), which is wholly-owned by Banco Santander, S.A.
The operation consists of the contribution by the Santander Group to the CACEIS Group of 100% of the S3 Group in Spain and 50% of the S3 Group's business in Latin America in exchange for a 30.5% stake in the CACEIS Group Capital and voting rights. The remaining 69.5% remains the property of Crédit Agricole, SA. The S3 Group's Latin American business is under the joint control of the CACEIS Group and the Santander Group.
On 27 June 2019, the signing of the final contracts took place after having carried out the precise prior consultations with the representative bodies of Credit Agricole, SA employees and the CACEIS Group. The closing of the operation took place on 20 December, 2019 once the relevant regulatory authorizations were obtained.
The operation has generated a net capital gain of EUR 693 million recorded for its gross amount under the heading of non-classified assets as non-current assets for sale of the consolidated profit and loss account, of which EUR 219 million correspond to the recognition at fair value of the investment of 49.99% retained by the Group in S3 Latin America. The 30.5% interest in the CACEIS GROUP has been recorded under the heading of Investments - Associates of the consolidated balance sheet for an amount of EUR 1,010 million.
iii. Offer to acquire shares of Banco Santander Mexico, S.A., Institución de Banca Multiple, Grupo Financiero Santander México.
On 12 April 2019, Banco Santander, S.A. announced its intention to make an offer to acquire all the shares of Banco Santander Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ("Santander México") which are not owned by Grupo Santander, representing approximately 25% of the share capital of Santander México.
The shareholders who have accepted the offer have received 0.337 newly issued shares of Banco Santander, S.A. per share of Santander México and 1.685 American Depositary Shares (ADSs) of Banco Santander, S.A. per ADS of Santander México.
The offer was accepted by holders of shares representing 16.69% of the capital stock of Santander Mexico, so the Group's participation in Santander Mexico has become 91.65% of its share capital. To meet the exchange, the Bank proceeded to issue, in execution of the agreement adopted by the extraordinary general meeting held on 23 July 2019, 381,540,640 shares, which represented approximately 2.35% of the Bank's share capital in the date of issue. This operation meant an increase of191 million euros in Capital, 1,491 million euros in issue premium and a decrease of 670 million euros in Reserves and 1,012 million euros in minority interests.

iv. Reorganization of the banking insurance business, asset management and pension plans in Spain
On 24 June 2019, Banco Santander, S.A. reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A.U. (“Banco Popular”) held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions, and pension plans through the Banco Popular network (the “Agreement”).
The Agreement was executed on 15 January 2020 for the non-life business and on 31 January 2020 for the remaining businesses, once the regulatory authorisations were obtained in the first half of 2020. The execution of the Termination Agreement entailed the payment by Banco Santander of a total consideration of EUR 859 million (after deducting the dividends paid until the end of the operation).
It is expected that, subject to the fulfilment of certain suspensive conditions, 51% of the life-risk insurance business held by Banco Santander and 51% of the new General Insurance line of business from Banco Popular's network not transferred to Mapfre (in accordance with the agreement indicated below) will be acquired by Aegon. These transactions are not expected to have a significant impact on the Group's income statement.
In addition, under the agreement reached between Banco Santander and Mapfre on 21 January 2019, 50.01% of the car, commercial, SME and corporate liability insurance business throughout Banco Santander's network in Spain was acquired by Mapfre on 25 June 2019 for EUR 82 million.
v. Sale of the 49% stake in WiZink
Once the relevant regulatory authorizations were obtained, on 6 November 2018, the operations related to the agreement reached with entities managed by Värde Partners, Inc (“Varde") and with WiZink Bank, S.A. (“WiZink”) communicated by the Group on 26 March 2018 by virtue of which:
i. Banco Santander, S.A. sold its 49% stake in WiZink to Varde for EUR 1,043 million, with no significant impact on the Group's results and,
ii. Banco Santander, S.A. and Banco Santander Totta, S.A. acquired the business of credit and debit cards marketed by Grupo Banco Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016. As a result of this transaction, the Group paid a total of EUR 681 million, receiving net assets worth EUR 306 million (mainly customer loans worth EUR 315 million), with the business combination generating a goodwill of EUR 375 million, managed by the businesses in Spain.
With these transactions, the Group resumed Grupo Banco Popular's debit and credit card business, which improves the commercial strategy.
vi. Acquisition of the retail banking and private banking business of Deutsche Bank Polska S.A.
On 14 December 2017, the Group announced that its subsidiary Santander Bank Polska S.A. (previously Bank Zachodni WBK S.A.) together with Banco Santander, S.A.,

had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail and private banking business of Deutsche Bank Polska S.A., excluding the foreign currency mortgage portfolio and the CIB (Corporate & Investment Banking) business, and including the asset management company DB Securities, S.A. (Poland).
In November 2018, once the regulatory authorisations had been received and approved by the general shareholders' meetings of Santander Bank Polska S.A. and Deutsche Bank Polska, S.A., the acquisition of EUR 298 million in cash and newly issued shares of Santander Bank Polska S.A. subscribed in full by Deutsche Bank, A.G. was closed. As a result of this transaction, the Group has acquired net assets worth EUR 365 million, mainly loans and deposits to customers and credit institutions amounting to EUR 4,304 million and EUR 4,025 million, respectively, and negative value adjustments amounting to EUR 82 million (mainly under line Loans and advances).
The difference between the fair value of the net assets acquired and the transaction value resulted in a gain of EUR 67 million which was recognised under "Negative Goodwill Recognised in Income" in the Group's consolidated income statement.
vii. Acquisition of Banco Popular Español, S.A.U.
On 7 June 2017, (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A.U. (“Banco Popular”)(merged with Banco Santander, see Note 3.b)v) as a result of a competitive sale process organised in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB, Spanish single resolution board, in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of 15 May 2014, and Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms.
As part of the execution of the resolution:

•
All the shares of Banco Popular outstanding at the closing of market on 7 June 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

•
All the regulatory capital instruments Tier 2 issued by Banco Popular S.A.U. have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

The transaction was approved by all the applicable regulatory and antitrust authorities in the territories where Banco Popular operated.

In accordance with IFRS 3, the Group measured the identifiable assets acquired and liabilities assumed at fair value. The detail of this fair value of the identifiable assets acquired and liabilities assumed at the business combination date was as follows:

As of 7 June, 2017	Million euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables*	82,057
Investments	1,815
Intangible assets*	133
Tax assets*	3,945
Non-current assets held for sale*	6,531
Other assets	6,259
Total assets	124,546
Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions ***	1,816
Other liabilities	4,850
Total liabilities **	124,794
Net assets	(248)
Purchase consideration	—
Goodwill	248

*	The main fair value adjustments were the following:

•
Loans and receivables: in the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million, considering, among others, the sale process carried out by the Bank.

•	Foreclosed assets: the valuation, considering the sale process carried out by the company, has meant a reduction in the value of EUR 3,806 million, approximately.

•	Intangible assets: includes value reductions amounting to approximately of EUR 2,469 million, mainly recorded under the “Intangible assets - goodwill”.

•	Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million.

**
After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

***As a result of the resolution of Banco Popular S.A.U., it includes the estimated cost of EUR 680 million relating to the potential compensation to the shareholders of Banco Popular S.A.U. of which EUR 535 million have been applied to the fidelity action.
During 2018, the Group closed its assessment exercise of the assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.
viii. Sale agreement of Banco Popular S.A.U.’s real estate business
In relation with Banco Popular Español, S.A.U.’s (“Banco Popular”) real estate business, on 8 August 2017, the Group announced the agreement with a Blackstone fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular's real

552	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (31 March 2017 or 30 April 2017).
The signing took place after the European Commission authorized, without imposing any restrictions, the acquisition of Banco Popular Español S.A.U. by Banco Santander, S.A. for the purposes of competition law. The Group closed its valuation exercise of the assets and liabilities assumed at fair value during 2018 without any change with respect to what was recorded at the end of 2017.
The transaction closed on 22 March 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Santander, S.A. maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The value attributed to the contributed assets is approximately EUR 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the transaction of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the "Investments in joint ventures and associates - entities" section, without impact in the Group´s income statement.
ix. Merger by absorption of Banco Santander, S.A. with Banco Popular Español, S.A.U.
On 23 April 2018 the boards of directors of Banco Santander, S.A. and Banco Popular Español, S.A.U. agreed to approve and sign the merger project by absorption of Banco Popular Español, S.A.U. by Banco Santander, S.A.
On 28 September 2018 the merger certificate of Banco Popular Español, S.A.U. by Banco Santander, S.A. was registered in the Mercantile Registry of Cantabria. After the merger, Banco Santander, S.A. acquired, by universal succession, all the rights and obligations of Banco Popular Español, S.A.U., including those that had been acquired from Banco Pastor, S.A.U. and Popular Banca Privada, S.A.U., by virtue of the merger of Banco Pastor and Popular Banca Privada with Banco Popular Español, S.A.U. that was also approved on 23 April 2018 by the respective board of directors. This transaction had no impact on the Group's income statement.
x. Agreement with Santander Asset Management
a) Acquisition of 50% of SAM Investment Holdings Limited
On 16 November 2016, after the agreement with Unicredit Group on 27 July 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with

Warburg Pincus (“WP”) and General Atlantic (“GA”) under which Santander acquired 50% of SAM Investment Holdings Limited, at 22 December 2017.
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
The Group closed its assessment exercise of assets acquired and liabilities assumed at fair value during the year 2018 without modification with respect to what was recorded at the end of 2017.
b) Sale participation Allfunds Bank, S.A.
As part of the transaction, which consists in the acquisition of 50% of SAM Investment Holdings Limited, that was not owned by the Group, Santander, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. (“Allfunds Bank”), including a possible sale or a public offering. On 7 March 2017, the Bank announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.
On 21 November 2017 the Group announced the closing of the sale by the Bank and its partners of 100% of Allfunds Bank’s capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, resulting in gains net of tax of EUR 297 million, which were recognised as “Gains or losses on disposal of non-financial assets and investments, net”, within the statement of profit or loss.
xi. Purchase of the shares to DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA)
On 2 July, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA.
On 15 November 2017, after having agreed on some modifications to the original agreement and having obtained the required regulatory authorizations, the Group completed the acquisition of the aforementioned 9.65% of SCUSA shares for a total sum of USD 942 million (EUR 800 million), which have caused a decrease of EUR 492 million in the non-controlling interests balance and another reduction to reserves of EUR 307 million.

c) Off-shore entities
According to current Spanish regulation (Royal Decree 1080/1991, of 5th July), Santander has entities in 4 off-shore territories: Jersey, Guernsey, Isle of Man and Cayman Islands. Santander has 3 subsidiaries and 4 branches in these territories. Santander also has 4 subsidiaries in off-shore territories, of which 3 are tax resident in the UK and 1 tax resident in Spain, to whose tax regimes they are subjected.
I) Subsidiaries in off-shore territories.
At the reporting date, the Group has 3 subsidiaries resident in off-shore territories, two in Jersey, Whitewick Limited (in liquidation) and Abbey National International Limited, and one in the Isle of Man, ALIL Services Limited (its liquidation is expected in 2020). These subsidiaries contributed with a very immaterial result to the Group’s consolidated profit in 2019. During 2019 a subsidiary resident in Jersey has been liquidated.
II) Off-shore branches.
The Group also has 4 operative off-shore branches: 2 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to and consolidate their balance sheets and income statements with their respective foreign headquarters. Likewise they are taxed with their respective headquarters (Cayman Islands branches, one of Brazil and other of USA) or in the territories where they are located (Jersey and Isle of Man branches belonging to UK).
The aforementioned entities of Sections I and II have a total of 135 employees as of December 2019.
III) Subsidiaries in off-shore territories that are tax resident in the UK and Spain.
As indicated, the Group also has 4 subsidiaries constituted in these territories that are not considered to be off-shore entities, since 3 of them are tax residents in the UK and, therefore, subject to UK tax law during the period and operate exclusively from the UK (one of these subsidiaries is expected to be liquidated in 2020). In addition, since April 2018, the fourth subsidiary ceased to be a resident for tax purposes in the UK to become a tax resident in Spain.
IV) Other off-shore investments.
The Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, few investments of reduced amount in entities located in the Cayman Islands, as is the case of the minority stakes through a subsidiary in UK.
OECD.
The Group has no presence in non-cooperative territories for tax purposes as defined by the OECD in July 2019. In this sense, it should be noted that Jersey, Guernsey, Isle of Man and Cayman Islands, comply with OECD standards in terms of transparency and exchange of information for tax purposes.

The European Union.
On 5 December 2017, the European Commission published some lists of non-cooperative jurisdictions for tax purposes (where there is no member state of the European Union): blacklist, gray list and territories which have received a grace period. Since then, the European Commission has updated these lists.
After the last update published in February 2020, the EU blacklist is composed of 12 jurisdictions in which the Group only has presence in Cayman Islands, also considered offshore territory by Spanish legislation, and one entity without activity and in process of sale in Panama. On the contrary, the Group has no presence in any of the 13 jurisdictions in the gray list that have committed, in a way considered sufficient, to correct their legal frameworks to align them with international standards and whose implementation will be monitored by the EU.
The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational, tax and legal risk at these entities. In addition, the Group has continued to implement its policy of reducing the number of these off-shore units.
The financial statements of the Group’s off-shore units are audited by PwC (PricewaterhouseCoopers) member firms in 2019, 2018 and 2017.
4. Distribution of the Bank's profit, shareholder remuneration scheme and earnings per share
a) Distribution of the Bank's profit and shareholder remuneration scheme
The distribution of the Bank's net profit against the results for 2019, that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Million of euros
Dividend distributed at 31 December*	1,662
Complementary dividend (includes in its case, cash dividend from shareholders who opt to receive cash in scrip dividend)**	1,761
3,423
To voluntary reserves	107
Net profit for the year	3,530

*	Recognised under Shareholders' equity – Interim Dividends.
** Assuming a % of cash requests of 20%.
As of 2019, the Bank's shareholders have received the dividend in two payments, instead of the four received in previous years.
On 24 September 2019, the Bank´s Board of Directors approved its first dividend against 2019 earnings of EUR 1,662 million (EUR 0.10 per share), which was entirely paid in cash on 1 November 2019.

554	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

A total remuneration of EUR 0.23 per share, charged to the 2019 annual period, will be proposed by the board of directors to the shareholders at the annual general meeting.
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
Accordingly:

	2019	2018	2017
Profit attributable to the parent (million of euros)	6,515	7,810	6,619
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(595)	(560)	(395)
	5,920	7,250	6,224
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	—	—	—
Profit or Loss from continuing operations (net of non-controlling interests and CCP) (million of euros)	5,920	7,250	6,224
Weighted average number of shares outstanding	16,348,415,883	16,150,090,739	15,394,458,789
Adjusted number of shares	16,348,415,883	16,150,090,739	15,394,458,789
Basic earnings per share (euros)	0.362	0.449	0.404
Basic earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Basic earnings per share from continuing operations (euros)	0.362	0.449	0.404

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
Accordingly, diluted earnings per share were determined as follows:

	2019	2018	2017
Profit attributable to the parent (million of euros)	6,515	7,810	6,619
Remuneration of contingently convertible preference shares (CCP) (million of euros) (Note 23)	(595)	(560)	(395)
	5,920	7,250	6,224
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (million of euros)	—	—	—
Profit from continuing operations (net of non-controlling interests and CCP) (million of euros)	5,920	7,250	6,224
Weighted average number of shares outstanding	16,348,415,883	16,150,090,739	15,394,458,789
Dilutive effect of options/rights on shares	35,891,644	42,873,078	50,962,887
Adjusted number of shares	16,384,307,527	16,192,963,817	15,445,421,676
Diluted earnings per share (euros)	0.361	0.448	0.403
Diluted earnings per share from discontinued operations (euros)	0.000	0.000	0.000
Diluted earnings per share from continuing operations (euros)	0.361	0.448	0.403

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors -both executive and non-executive directors- and senior managers for 2019 and 2018:
a) Remuneration of Directors
i. Bylaw-stipulated emoluments
The annual General Meeting held on 22 March 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual General Meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established by the Annual General Meeting was EUR 6 million in 2019 (same amount as in 2018), with two components: (a) an annual emolument and (b) attendance fees.
The specific amount payable for the above-mentioned items to each of the directors is determined by the Board of Directors. For such purpose, it takes into consideration the positions held by each director on the Board, their membership of the Board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the Board.
The total bylaw-stipulated emoluments earned by the Directors in 2019 amounted to EUR 4.9 million (EUR 4.6 million in 2018).

Annual emolument
The amounts received individually by the directors in 2019 and 2018 based on the positions held by them on the board and their membership of the board committees were as follows:

Euros
	2019	2018
Members of the board of directors	90,000	90,000
Members of the executive committee	170,000	170,000
Members of the audit committee	40,000	40,000
Members of the appointments committee	25,000	25,000
Members of the remuneration committee	25,000	25,000
Members of the risk supervision, regulation and compliance oversight committee	40,000	40,000
Members of the responsible banking, sustainability and culture committee	15,000	15,000
Chairman of the audit committee	70,000	70,000
Chairman of the appointments committee	50,000	50,000
Chairman of the remuneration committee	50,000	50,000
Chairman of the risk, regulation and compliance oversight committee	70,000	70,000
Chairman of the responsible banking, sustainability and culture committee	50,000	50,000
Lead director*	110,000	110,000
Non-executive deputy chairman	30,000	30,000

*
Mr Bruce Carnegie-Brown, for duties performed as part of the board and board committees, specifically as chairman of the appointments and remuneration committees and as lead director, and for the time and dedication required to perform these duties, has been allocated a minimum total annual remuneration of EUR 700,000 since 2015, including the aforementioned annual allowances and attendance fees corresponding to him.

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
By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings - excluding, as aforementioned, executive committee meetings - were as follows:

Meeting attendance fees
Euros
	2019	2018
Board of directors	2,600	2,600
Audit committee and risk supervision, regulation and compliance oversight committee	1,700	1,700
Other committees (except the executive committee)	1,500	1,500

556	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

ii. Salaries
The executive directors receive salaries. In accordance with the policy approved by the annual general meeting, salaries are composed of a fixed annual remuneration and a variable one, which consists in a unique incentive, which is a deferred variable remuneration plan linked to multi-year objectives, which establishes the following payment scheme:

•	40% of the variable remuneration amount, determined at year-end on the basis of the achievement of the established objectives, is paid immediately.

•
The remaining 60% is deferred over five years, to be paid in five portions, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:

–	The accrual of the first and second portion (payment in 2021 and 2022) is conditional on none of the malus clauses being triggered.

–
The accrual of the third, fourth, and fifth portion (payment in 2023, 2024 and 2025), is linked to objectives related to the period 2019-2021 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, which, accordingly, might not be paid, where the maximum amount is the amount determined at closing of 2019, when the total variable remuneration is approved.

•
In accordance with current remuneration policies, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force at each moment.

The immediate payment (or short-term), as well as each deferred payment (linked to long term metrics and not linked to long-term metrics) will be settled 50% in cash and the remaining 50% in Santander shares.

iii. Detail by director
The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2019 and 2018 is provided below:

Thousand euros
	2019																	2018
	Bylaw-stipulated emoluments
	Annual emolument								Short-term and deferred (not subject to long-term goals) salaries of executive directors
	BoardH	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance oversight committee	Responsible banking, sustainability and culture committee	Attendance fees and commissions
									Fixed	Variable - immediate payment		Deferred variable
										In cash	In shares	In cash	In shares	Total	Pension contribution	Other remunerationI	Total	Total
Ms Ana Botín-Sanz de Sautuola y O’Shea	90	170	—	—	—	—	15	59	3,176	1,302	1,302	781	781	7,342	1,145	1,132	9,953	10,483
Mr José Antonio Álvarez Álvarez	90	170	—	—	—	—	—	53	2,541	870	870	522	522	5,325	858	1,774	8,270	8,645
Mr Bruce Carnegie-Brown	393	170	—	25	25	—	—	87	—	—	—	—	—	—	—	—	700	732
Mr Rodrigo Echenique GordilloA	90	57	—	17	—	—	—	56	600	400	400	240	240	1,880	—	2,775	4,875	4,830
Mr Guillermo de la Dehesa Romero	90	170	—	25	25	—	—	89	—	—	—	—	—	—	—	—	399	441
Ms Homaira Akbari	90	—	40	—	—	—	15	81	—	—	—	—	—	—	—	—	226	199
Mr Ignacio Benjumea Cabeza de Vaca	90	170	—	—	25	40	15	93	—	—	—	—	—	—	—	91	524	513
Mr Francisco Javier Botín-Sanz de Sautuola y O’SheaB	90	—	—	—	—	—	—	47	—	—	—	—	—	—	—	—	137	121
Ms Sol Daurella Comadrán	90	—	—	25	25	—	15	85	—	—	—	—	—	—	—	—	240	215
Ms Esther Giménez-Salinas i Colomer	90	—	—	4	—	40	15	79	—	—	—	—	—	—	—	—	228	196
Ms Belén Romana García	160	170	40	—	—	40	15	100	—	—	—	—	—	—	—	—	525	414
Mr Ramiro Mato García-Ansorena	140	170	40	—	—	40	15	95	—	—	—	—	—	—	—	—	500	450
Mr Álvaro Cardoso de SouzaC	160	—	—	—	—	40	15	61	—	—	—	—	—	—	—	—	276	148
Mr Henrique Manuel Drummond Borges Cirne de CastroD	41	—	8	—	4	—	—	33	—	—	—	—	—	—	—	—	86	—
Ms Pamela Ann WalkdenE	16	—	7	—	—	—	—	11	—	—	—	—	—	—	—	—	34	—
Mr Carlos Fernández GonzálezF	74	—	33	21	21	—	—	65	—	—	—	—	—	—	—	—	214	266
Mr Juan Miguel Villar MirG	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	108
Total 2019	1,794	1,247	168	117	125	200	120	1,094	6,317	2,572	2,572	1,543	1,543	14,547	2,003	5,772	27,187	—
Total 2018	1,763	1,275	160	113	125	247	61	872	7,517	3,254	3,254	1,952	1,952	17,929	2,284	2,932	—	27,761

A.	Ceased to be an executive director on 30 April 2019. Non-executive director since 1 May 2019.

B.	All amounts received were reimbursed to Fundación Botín.

C.	Director since 1 April 2018.

D.	Director since 17 July 2019.

E.	Director since 29 October 2019.

F.	Ceased to be a director on 28 October 2019

G.	Ceased to be a director on 1 January 2019

H.	Includes committee chairmanship and other roles emoluments.

I.
Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors as well as a fixed supplement approved as part of the benefit systems transformation of the Executive Directors Ms Ana Botín and Mr José Antonio Álvarez

558	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Following is the detail, by executive director, of the salaries linked to multiannual objectives at their fair value, which will only be received if the conditions of permanence in the group, non-applicability of “malus” clauses and achievement of the established objectives are met (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of amount agreed-upon at the end of the year) in the terms described in Note 47.

Thousand euros
	2019			2018
	Variable subject to Long-term objectives[1]
	In cash	In shares	Total	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	821	821	1,642	1,864
Mr. José Antonio Álvarez Álvarez	548	548	1,096	1,246
Mr. Rodrigo Echenique Gordillo	252	252	504	990
Total	1,621	1,621	3,242	4,100
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2023, 2024 and 2025, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of “malus” clauses and achievement of the objectives established.
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2019 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. Accordingly, it has been considered that the fair value is 70% of the maximum (see Note 47).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met , as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2019 and 2018 variable remuneration plans.
b) Remuneration of the Board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the Boards of Directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March, 2002, accrues to the Group. In 2019 and 2018 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, Mr, Alvaro Cardoso de Souza, in his role as non-executive Chairman of Banco Santander (Brasil) S.A. received a remuneration in 2019 of 1,752 thousand Brazilian reales (397 thousand euro), and Mr. Rodrigo Echenique, received a remuneration of 666 thousand euro for his role as Chairman of the board of the Santander Spain business unit for the period from 1 May 2019 to 31 December 2019.

c) Post-employment and other long-term benefits
The executive directors other than Mr Rodrigo Echenique participate in the defined benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its executive directors. The contracts of the executive directors (and the other members of the Bank’s senior management) with defined benefit pension commitments were amended in 2012 to align them with the new system, transforming them into a defined contribution system. The new system gives executive directors the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system, and replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement and up until the retirement date, executive directors, except for Mr. Rodrigo Echenique, have the right to receive an annual allotment.
The initial balance for each of the executive directors in the new defined benefits system corresponded to the market value of the assets from which the provisions corresponding to the respective accrued obligations had materialised on the date on which the old pension commitments were transferred into the new benefits system.
Since 2013, the Bank has made annual contributions to the benefits system for executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group or until their retirement within the Group, death, or disability (including, if applicable, during pre-retirement).
Mr Rodrigo Echenique’s contract did not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr Echenique was entitled prior to his appointment as executive director.
The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors under this plan belong to them regardless of whether or not they are active at the Bank at the time of their retirement, death or disability.
In accordance with the provisions of the remuneration regulations, contributions made calculated on variable remuneration are subject to the discretionary pension benefits regime. Under this regime, contributions are subject to malus clauses and clawback according to the policy in force at any given time and during the same period in which the variable remuneration is deferred.
Furthermore, they must be invested in bank shares for a period of five years from the date when the executive director leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the executive director, or it will be paid to the executive director or to their beneficiaries in the event of a contingency covered by the benefits system.

Until March 2018, the system also included a supplementary benefits scheme for cases of death (death of spouse and death of parent) and permanent disability of serving directors envisaged in the contracts of Ms Ana Botín and Mr José Antonio Álvarez.
As per the director´s remuneration policy approved at the 23 March 2018 general shareholder´s meeting, the system was changed with a focus on:

•	Aligning the annual contributions with practices of comparable institutions.

•	Reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and permanent disability of serving directors.

•	Not increasing total costs for the Bank.
The changes to the system were the following:

•
Fixed and variable pension contributions were reduced to 22% of the respective pensionable bases. The gross annual salaries and the benchmark variable remuneration were increased in the corresponding amount with no increase in total costs for the Bank. The pensionable base for the purposes of the annual contributions for the executive directors is the sum of fixed remuneration plus 30% of the average of their last three variable remuneration amounts (or, in the event of Mr José Antonio Álvarez’s pre-retirement, his fixed remuneration as a senior executive vice president).

•
The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date.

•	The total amount insured for life and accident insurance was increased.
The provisions recognised in 2019 and 2018 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

Thousand euros
	2019	2018
Ms Ana Botín-Sanz de Sautuola y O’Shea	1,145	1,234
Mr José Antonio Álvarez Álvarez	858	1,050
	2,003	2,284

Following is a detail of the balances relating to each of the executive directors under the welfare system as of 31 December 2019 and 2018:

Thousand euros
	2019	2018
Ms Ana Botín-Sanz de Sautuola y O’Shea[1]	48,104	46,093
Mr José Antonio Álvarez Álvarez	17,404	16,630
Mr Rodrigo Echenique Gordillo [2]	13,268	13,614
	78,776	76,337

1.	Includes the amounts relating to the period of provision of services at Banesto, externalised with another insurance company.

2.
Mr. Rodrigo Echenique does not participate in the defined pension scheme defined in the preceding paragraphs. However, as a previous executive director and for informational purposes, this year's table includes the rights to which he was entitled prior to his designation as such. The payments made to him in 2019 with respect to his participation in this plan amounted to 0.9 million euros (0.9 million euros in 2018).

d) Insurance
The Group pays for life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

Insured capital
Thousand euros
	2019	2018
Ms. Ana Botín-Sanz de Sautuola y O’Shea	22,475	22,710
Mr. José Antonio Álvarez Álvarez	19,373	19,694
Mr. Rodrigo Echenique Gordillo	5,400	5,400
	47,248	47,804

The insured capital has been modified in 2018 for Ms Ana Botín and Mr José Antonio Alvarez as part of the pension systems transformation set out in Note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life insurance annuities.
During 2019 and 2018, the Group has disbursed a total amount of 11.6 million euros and 10.1 million euros, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior executives and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims. For this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2019 and 2018, no life insurance commitments exist for the Group in respect of any other directors.

560	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2019 and 2018 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2019 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2019 and 2018 once the conditions for the receipt thereof had been met (see Note 47):
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
The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares. The remaining 40% portion of the bonus is paid in cash and Santander shares (in equal parts), upon commencement of this plan, in accordance with the rules set forth below.
In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing in the opinion of the Board of Directors -following a proposal of the remuneration committee-, in relation to the corresponding year, in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s consolidated financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall be subject in each case to the regulations of the relevant plan cycle.
On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, payment will be based on the price offered by the Bank for the bonus share rights corresponding to those shares.
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
ii) Deferred variable compensation plan linked to multiannual objectives
In the annual shareholders meeting of 12 March 2016, with the aim of simplifying the remuneration structure, improving the ex-ante risk adjustment and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan, the deferred multiyear objectives variable remuneration plan.
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2019 has been approved by the Board of Directors and implemented through the fourth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this Note, 60% of the variable remuneration amount is deferred over five years (three years for certain beneficiaries, not including executive directors), to be paid, where appropriate, in five portions, provided that the conditions of permanence in the group and non-concurrence of malus clauses are met, and subject to long term metrics, according to the following accrual scheme:

•	The accrual of the first and second parts (instalments in 2021 and 2022) is conditional on none of the malus clauses being triggered.

•
The accrual of the third, fourth and fifth parts (instalments in 2023, 2024 and 2025) is linked to the fulfilment of certain objectives related to the 2019‑2021 period and the metrics and scales associated with those objectives, as well as to non-concurrence of malus clauses. These objectives are:

–	the growth of consolidated earnings per share in 2021 compared to 2018;

–	the relative performance of the Bank’s total shareholder return (RTA) in the 2019‑2021 period in relation to the weighted RTAs of a reference group of 9 credit institutions;

–	compliance with the fully loaded ordinary level 1 capital objective for the year 2021;
The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, the maximum being the amount determined at the end of the year 2019 when the total variable remuneration is approved.
Both the immediate (short-term) and each of the deferred (long-term and conditioned) portions are paid 50% in cash and the remaining 50% in Santander shares.

The accrual of deferred amounts (whether or not subject to performance measures) is conditioned, in addition to the permanence of the beneficiary in the Group, to non-occurrence, during the period prior to each of the deliveries, of any the circumstances giving rise to the application of malus as set out in the Group’s remuneration policy in its chapter related to malus and clawback. Likewise, the amounts already paid of the incentive will be subject to clawback by the Bank in the cases and during the term foreseen in said policy, and in accordance with the terms and conditions foreseen in it.
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

(iv)
Irregular conduct, whether individual or collective. In this regard, the negative effects derived from the marketing of inappropriate products and the responsibilities of the people or bodies that made those decisions will be specially considered.

The maximum number of shares to be delivered is calculated by taking into account the average weighted daily volume of the average weighted listing prices corresponding to the fifteen trading sessions prior to the previous Friday (excluded) to the date on which the bonus is agreed by the board of executive directors of the Bank.
iii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each executive director and pending delivery as of January 1, 2018, December 31, 2018 and 2019, as well as the gross shares that were delivered to them in 2018 and 2019, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth (one third until 2014) of each plan had accrued. They come from each of the plans through which the variable remunerations of deferred conditional variable remuneration plans in 2014, and 2015 and of the deferred conditional and linked to multiannual objectives in 2016, 2017, 2018 and 2019.

562	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1, 2018	Shares delivered in 2018 (immediate payment 2017 variable remuneration)	Shares delivered in 2018 (deferred payment 2016 variable remuneration)	Shares delivered in 2018 (deferred payment 2015 variable remuneration)	Shares delivered in 2018 (deferred payment 2014 variable remuneration)	Variable remuneration 2018 (Maximum number of shares to be delivered)
2014 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	61,721				(61,721)
Mr José Antonio Álvarez Álvarez²	26,632				(26,632)
	88,353				(88,353)
2015 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	257,617			(64,404)
Mr José Antonio Álvarez Álvarez	171,242			(42,811)
Mr Rodrigo Echenique Gordillo	126,846			(31,712)
	555,705			(138,927)
2016 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	360,512		(72,102)
Mr José Antonio Álvarez Álvarez	243,332		(48,667)
Mr Rodrigo Echenique Gordillo	180,226		(36,046)
	784,070		(156,815)
2017 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea	574,375	(229,750)
Mr José Antonio Álvarez Álvarez	384,118	(153,647)
Mr Rodrigo Echenique Gordillo	299,346	(119,738)
	1,257,839	(503,135)
2018 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea						860,865
Mr José Antonio Álvarez Álvarez						575,268
Mr Rodrigo Echenique Gordillo						456,840
						1,892,973
2019 variable remuneration
Ms Ana Botín-Sanz de Sautuola y O’Shea
Mr José Antonio Álvarez Álvarez
Mr Rodrigo Echenique Gordillo[3]

1
For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, by fifths in the next five years, the last three being subject to the fulfilment of multiannual objectives.

2	Maximum number of shares resulting from their participation in the corresponding plans during their stage as general manager.

3	Ceased to be an executive director on 30 April 2019.

4
In addition, Mr. Ignacio Benjumea Cabeza de Vaca maintains the right to a maximum of 70,741 shares arising from his participation in the corresponding plans during his term as executive vice president.

Maximum number of shares to be delivered at December 31, 2018	Shares delivered in 2019 (immediate payment 2018 variable remuneration)	Shares delivered in 2019 (deferred payment 2017 variable remuneration)	Shares delivered in 2019 (deferred payment 2016 variable remuneration)	Shares delivered in 2019 (deferred payment 2015 variable remuneration)	Variable remuneration 2019 (Maximum number of shares to be delivered)[1]	Maximum number of shares to be delivered at December 31, 2019[4]

193,213				(64,404)		128,809
128,431				(42,811)		85,620
95,134				(31,712)		63,422
416,778				(138,927)		277,851

288,410			(72,102)			216,308
194,665			(48,667)			145,998
144,180			(36,046)			108,134
627,255			(156,815)			470,440

344,625		(68,925)				275,700
230,471		(46,094)				184,377
179,608		(35,922)				143,686
754,704		(150,941)				603,763

860,865	(344,346)					516,519
575,268	(230,107)					345,161
456,840	(182,736)					274,104
1,892,973	(757,189)					1,135,784

					887,193	887,193
					592,915	592,915
					272,480	272,480
					1,752,588	1,752,588

564	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

In addition, the table below shows the cash delivered in 2019 and 2018, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one-fifth relating to each plan had accrued:

Thousand of euros
	2019		2018
	Cash paid (immediate payment 2018 variable remuneration)	Cash paid (deferred payments from 2017, 2016 and 2015 variable remuneration)	Cash paid (immediate payment 2017 variable remuneration)	Cash paid (deferred payments from 2016, 2015 and 2014 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	1,480	1,025	1,370	947
Mr. José Antonio Álvarez Álvarez[1]	989	686	916	574
Mr. Rodrigo Echenique Gordillo	785	519	714	305
	3,254	2,230	3,000	1,826

1.	Includes paid cash corresponding to his participation in the corresponding plans during the time as executive vice president.
iv) Information on former members of the Board of Directors
The chart below includes information on the maximum number of shares to which former members of the Board of Directors who ceased in office prior to 1 January 2018 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were Executive Directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2019 and 2018 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered[1]
	2019	2018
Deferred conditional variable remuneration plan (2015)	121,694	182,541
Deferred conditional variable remuneration plan and linked to objectives (2016)	98,253	171,696
Deferred conditional variable remuneration plan and linked to objectives (2017)	140,530	175,662

Number of shares delivered
	2019	2018
Deferred conditional variable remuneration plan (2014)	—	148,589
Deferred conditional variable remuneration plan (2015)	60,847	60,847
Performance shares plan ILP (2015)	129,612	—
Deferred conditional variable remuneration plan and linked to objectives (2016)	42,924	42,924
Deferred conditional variable remuneration plan and linked to objectives (2017)	35,132	117,108
In addition, 663 thousand euros and 2,057 thousand euros relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2019 and 2018.

f) Loans
The Group’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognised:

Thousand euros
	2019			2018
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ms. Ana Botín-Sanz de Sautuola y O’Shea	18	—	18	18	—	18
Mr. José Antonio Álvarez Álvarez	27	—	27	8	—	8
Mr. Bruce Carnegie-Brown	—	—	—	—	—	—
Mr. Rodrigo Echenique Gordillo	33	—	33	29	—	29
Mr. Javier Botín-Sanz de Sautuola y O’Shea	21	—	21	15	—	15
Ms. Sol Daurella Comadran	55	—	55	53	—	53
Mr. Carlos Fernández Gonzàlez[1]	—	—	—	12	—	12
Ms. Esther Gimenez-Salinas i Colomer	1	—	1	1	—	1
Mr. Ignacio Benjumea Cabeza de Vaca	1	—	1	—	—	—
Ms. Belén Romana García	21	—	21	21	—	21
Mr. Guillermo de la Dehesa Romero	56	—	56	21	—	21
	233	—	233	178	—	178

1.	Ceased to be a director on December 2019.
g) Senior managers
The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2019 and those at December 31, 2018, excluding the remuneration of the executive directors, which is detailed above:

Thousand of euros
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In shares[2]	In cash	In shares	Pensions	Other remuneration[1]	Total [3]
2019	18	22,904	7,668	7,669	3,336	3,337	6,282	7,491	58,687
2018	18	22,475	8,374	8,374	3,791	3,791	6,193	7,263	60,261

1.	Includes other remuneration items such as life and medical insurance premiums and localization aids .

2.	The amount of immediate payment in shares for 2019 is 2,090,536 shares (1,936,037 Santander shares in 2018)

3.	The deferred amount in shares not linked to long-term objectives for 2019 is 900,534 shares (877,154 Santander shares in 2018).
Likewise, the shareholders meeting of 12 April 2019 approved the 2019 Digital Transformation Incentive, which is a variable compensation system that includes the delivery of Santander shares and share options subject to meeting certain important milestones of the Group's digital roadmap.

Three senior executives are included within this plan, which is aimed at a larger group of up to 250 employees whose performance is considered essential to the growth and digital transformation of Santander Group. The three employees have been awarded a total overall amount of 2,100 thousand euro, which will be provided to them in thirds, on the third, fourth and fifth anniversary of the granting date (2023, 2024 and 2025).
The 2,100 thousand euro amount is implemented in 286,104 Santander shares and 1,495,726 options over Santander shares, using for these purposes the fair value of the options at the moment of their grant (0.702 euros).

566	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

See Note 47 for further detail on the Digital Transformation Incentive.
Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at December 31, 2019 and 2018 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see Note 47):

Thousand of euros
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Share payment	Total
2019	18	3,503	3,504	7,007
2018	18	3,981	3,981	7,962

1.
Relates in 2019 with the fair value of the maximum annual amounts for years 2022, 2023 and 2024 of the third cycle of the deferred conditional variable remuneration plan (2021, 2022 and 2023 for the first cycle of the deferred variable compensation plan linked to annual objectives for the year 2017).

Senior executive vice presidents who retired in 2019 and, therefore, were not members of senior management at year-end, received in 2019 salaries and other remuneration relating to their termination amounting to EUR 6,789 thousand (EUR 1,861 thousand in 2018). Likewise, these same individuals have generated as senior managers the right to obtain variable remuneration linked to long-term objectives for a total amount of 618 thousand euro (this right has not been generated in 2018 in respect of any employee who has ceased in his/her role as senior manager)
The average total remuneration awarded to women who were part of the senior management during 2019, excluding executive directors, is 1% higher than the average remuneration of men senior managers.
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of December 31, 2019 and 2018 relating to the deferred portion under the various plans then in force is the following (see Note 47):

Maximum number of shares to be delivered
	2019	2018
Deferred conditional variable remuneration plan (2015)	391,074	705,075
Performance shares plan ILP (2015)	—	515,456
Deferred conditional variable remuneration plan and linked to objectives (2016)	660,205	1,079,654
Deferred conditional variable remuneration plan and linked to objectives (2017)	1,115,570	1,434,047
Deferred conditional variable remuneration plan and linked to objectives (2018)	1,986,754	2,192,901
Deferred conditional variable remuneration plan and linked to objectives (2019)	2,273,859	—
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2019 and 2018 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2019	2018
Deferred conditional variable remuneration plan (2014)	—	248,963
Deferred conditional variable remuneration plan (2015)	257,187	261,109
Performance shares plan ILP (2015)	515,456	—
Deferred conditional variable remuneration plan and linked to objectives (2016)	215,868	258,350
Deferred conditional variable remuneration plan and linked to objectives (2017)	245,575	—
As indicated in Note 5.c above, senior management participate in the benefit system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans of its senior managers.
In 2012, the contracts of the senior managers with benefit pension commitments were amended to transform them into a contribution system. The system, which is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., gives senior managers the right to receive benefits upon retirement, regardless of whether or not they are active at the Bank at such time, based on contributions to the system. This new system replaced their previous right to receive a pension supplement in the event of retirement. In the event of pre-retirement, and up to the retirement date, senior managers appointed prior to September 2015 are entitled to receive an annual allowance.
In addition, further to applicable remuneration regulations, from 2016 (inclusive), a discretionary pension benefit component of at least 15% of total remuneration in contributions to the pension system has been included. Under the regime corresponding to these discretionary benefits, the contributions that are calculated on variable remunerations are subject to malus and clawback clauses, subject to policies applicable at each time, and during the same period in which the variable remuneration is deferred.
Likewise, the annual contributions calculated on variable remunerations must be invested in Bank shares for a period of five years from the date tht the senior manager leaves the Group, regardless of whether or not they leave to retire. Once that period has elapsed, the amount invested in shares will be reinvested, along with the remainder of the cumulative balance corresponding to the senior manager, or it will be paid to the senior manager or to their beneficiaries in the event of a contingency covered by the benefits system.

At the begining of 2018 the contracts of certain senior managers went through the amendments set out in note 5.c. for executive directors. The amendments, aimed at aligning the annual contributions with practices of comparable institutions and reducing future liabilities by eliminating the supplementary benefits scheme in the event of death (death of spouse or parent) and in the event of permanent disability while still in active employment, with no increase in total costs for the Bank, were the following:

•	Contributions to the pensionable bases were reduced. Gross annual salaries were increased in the corresponding amount .

•
The death and disability supplementary benefits were eliminated since January 1, 2018. A fixed remuneration supplement reflected in other remuneration in the table above was implemented on the same date.

•	The amounts insured for life and accident insurance were increased.
All of the above was done without an increase in total cost for the Bank.
The balance as of December 31, 2019 in the pension system for those who were part of senior management during the year amounted to EUR: 69.8 million (EUR: 66.5 million in December 31, 2018).
The net charge to income corresponding to pension and supplementary benefits for widows, orphans and permanent invalidity amounted to EUR 6.3 million in 2019 (EUR: 6.4 in December 31, 2018).
In 2019 and 2018 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at December 31, 2019 of this group amounts to EUR 134.1 million (EUR: 133.3 million at December 31, 2018).
h) Post-employment benefits to former Directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2019 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 6.3 million (2018: EUR 13.8 million). Also, the post-employment benefits and settlements paid in 2019 to former executive vice presidents amounted to EUR 6.5 million (2018: EUR 63 million).
Contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits to previous members of the Bank’s board of directors, amounted to EUR 0.2 million in 2019 (EUR 0.5 million in 2018). Likewise, contributions to insurance policies that hedge pensions and complementary widowhood, orphanhood and permanent disability benefits for previous senior managers amounted to EUR 5.5 million in 2019 (EUR 5.4 million in 2018).
In addition, Provisions - Pension Fund and similar obligations in the consolidated balance sheet as at

December 31, 2019 included EUR 65.7 million in respect of the post-employment benefit obligations to former Directors of the Bank (December 31, 2018: EUR 70.2 million) and EUR 172 million corresponding to former senior managers (2018: EUR 179 million).
i) Pre-retirement and retirement
In case of termination in their role as executive directors prior to reaching their retirement age, the following executive directors will be entitled to take pre-retirement , subject to the terms indicated below:
Ms. Ana Botín will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three years. This emolument would be reduced by up to 8% in the event of voluntary retirement before the age of 60. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years. Mr. José Antonio Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as senior executive vice president. This assignment will be subject to malus and clawback conditions in effect for a period of 5 years.
j) Contract termination
The executive directors and senior managers have indefinite-term employment contracts. Executive directors or senior managers whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit, without prejudice to any compensation that may for non-competition obligations, as detailed in the directors' remuneration policy.
If the Bank were to terminate her contract, Ms. Ana Botín would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.
k) Information on investments held by the directors in other companies and conflicts of interest
None of the members of the board of directors or persons related to them perform, as independent professionals or asemployees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.
Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies not related to the Group whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

568	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Administrator	Denomination	Number of shares	Functions
Ms. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.*	5,000,000	—
Mr. Bruce Neil Carnegie-Brown	Moneysupermarket.com Group plc	30,000	—
	Lloyd’s of London Ltd	—	President**
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	6,929,853	—
	JB Capital Markets Sociedad de Valores, S.A.	2,077,198	President
Ms. Pamela Ann Walkden	Standard Chartered Bank***	651,141	—
Mr. Ramiro Mato García-Ansorena	BNP Paribas, S.A.	13,806	—
Mr. Rodrigo Echenique Gordillo	Mitsubishi UFJ Financial Group*	17,500	—
	Contingent convertible (CoCos) issued in 2018 by Caixabank, S.A*	1	—
	Ares Capital Corporation	13,128	—

*	Indirect ownership.

**	Non-executive.

***	includes: Ordinary shares; Deferred shares; Deferred option and Management Long Term Inventive Plan (MLTIP).

In addition, according to the Article 40 of the rules and regulations of the Board, the Board, following a favorable report from the audit committee, must authorize the operations that the bank carries out with directors (unless their approval corresponds by law to the Shareholders Meeting), with the exception of those that simultaneously meet the conditions referred to in paragraph 2 of said Article 40.
Accordingly, the related party transactions carried out during the financial year met the conditions established in the regulations of the board of directors so as not to require a prior favourable report from the audit committee and subsequent authorisation from the board of directors.

In addition, during 2019 there were 49 occasions in which, in accordance with the provisions of article 36.1 (b) (iii) of the Regulations of the Board, the directors have abstained from intervening and voting in the deliberation of matters in the sessions of the board of directors or its committees. The breakdown of the 49 cases is as follows: on 28 occasions they were due to proposals for the appointment, re-election or resignation of directors, as well as members of board committees; on 13 occasions it was about retributive aspects or the granting of loans or credits and on 8 occasions the abstention occurred in relation to the annual verification of the directors’ suitability or nature.

6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

Million euros
	2019	2018*	2017
CENTRAL BANKS
Classification:
Financial assets held for trading	—	—	—
Non-trading financial assets mandatorily at fair value through profit or loss	—	—
Financial assets designated at fair value through profit or loss	6,473	9,226	—
Financial assets designated at fair value through other comprehensive income	—	—
Financial assets at amortised cost	18,474	15,601
Loans and receivables			26,278
	24,947	24,827	26,278
Type:
Time deposits	17,533	15,601	17,359
Reverse repurchase agreements	7,414	9,226	8,919
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	24,947	24,827	26,278
CREDIT INSTITUTIONS
Classification:
Financial assets held for trading	—	—	1,696
Non-trading financial assets mandatorily at fair value through profit or loss	—	2
Financial assets designated at fair value through profit or loss	21,649	23,097	9,889
Financial assets designated at fair value through other comprehensive income	—	—
Financial assets at amortised cost	40,943	35,480
Loans and receivables			39,567
	62,592	58,579	51,152
Type:
Time deposits	9,699	10,759	8,169
Reverse repurchase agreements	31,180	33,547	21,765
Non- loans advances	21,726	14,283	21,232
Impaired assets	1	2	4
Valuation adjustments for impairment	(14)	(12)	(18)
	62,592	58,579	51,152
Currency:
Euro	32,248	24,801	23,286
Pound sterling	3,659	4,073	5,582
US dollar	14,442	19,238	15,325
Brazilian real	30,919	28,310	28,140
Other currencies	6,271	6,984	5,097
TOTAL	87,539	83,406	77,430

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

570	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The loans and advances classified under Financial assets designated at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.
The loans and advances to credit institutions classified under Financial assets at amortised cost (IFRS 9) and Loans and receivables (IAS 39) are mainly time accounts and deposits.
Note 51 contains a detail of the residual maturity periods of Financial assets at amortised cost (IFRS 9) and Loans and receivables (IAS 39) and of the related average interest rates.

At 31 December 2019 the exposure by impairment stage of the assets accounted for under IFRS 9 amounts to EUR 59,430, EUR 0 and EUR 1 million (EUR 51,090, EUR 1 and EUR 2 million in 2018), and the loan loss provision by impairment stage amounts to EUR 14, 0 and 0 million (EUR 12, 0 and 0 million in 2018) in stage 1, without loan loss provision in stage 2 and stage 3.
7. Debt instruments
a) Detail
The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

Million euros
	2019	2018*	2017
Classification:
Financial assets held for trading	32,041	27,800	36,351
Non-trading financial assets mandatorily at fair value through profit or loss	1,175	5,587
Financial assets designated at fair value through profit or loss	3,186	3,222	3,485
Financial assets designated at fair value through other comprehensive income	118,405	116,819
Financial assets available-for-sale			128,481
Financial assets at amortised cost	29,789	37,696
Loans and receivables			17,543
Held-to-maturity investments			13,491
	184,596	191,124	199,351
Type:
Spanish government debt securities	42,054	50,488	59,186
Foreign government debt securities	107,434	99,959	99,424
Issued by financial institutions	9,670	10,574	12,155
Other fixed-income securities	25,265	29,868	28,299
Impaired financial assets	647	870	1,017
Impairment losses	(474)	(635)	(730)
	184,596	191,124	199,351
Currency:
Euro	70,357	76,513	93,250
Pound sterling	15,713	19,153	16,203
US dollar	29,846	22,864	25,191
Brazilian real	38,316	40,871	39,233
Other currencies	30,838	32,358	26,204
Total gross	185,070	191,759	200,081
Impairment losses	(474)	(635)	(730)
	184,596	191,124	199,351

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).
In the last quarter of 2019, debt securities were transferred from the financial asset at amortised cost to the financial asset at fair value through other comprehensive income. The fair value of these assets at the date of the transfer being EUR 6,359 million.
As established in IFRS 9, the aforementioned transfer was made prospectively, recognising the difference between the previous amortised cost of the transferred financial assets and their fair value in other comprehensive income. In application of this standard, the effective interest rate and the measurement of expected credit losses were not adjusted as a result of the transfer.

The context of adapting the Group´s commercial strategy to the changes in business models, in order to favour a greater alignment of the sensitivity of the Bank's balance sheet masses to interest rates, has led to a change in the assets related to these liabilities from a business model whose objective is to collect the principal and interest flows to a business model whose objective is achieved through the collection of the principal and interest flows and the sale of these assets.

At 31 December 2019 and 2018 the exposure by impairment stage of the book assets under IFRS 9 amounted to EUR 147,575 million and EUR 154,164 million in stage 1, EUR 446 million and EUR 117 million in stage 2, and EUR 647 million and EUR 870 million in stage 3, respectively.
b) Breakdown
The breakdown, by origin of the issuer, of Debt instruments at 31 December 2019, 2018 and 2017, net of impairment losses, is as follows:

Million euros
	2019				2018				2017
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	3,634	42,054	45,688	24.75%	4,748	50,488	55,236	28.90%	5,272	59,186	64,458	32.33%
United Kingdom	3,806	11,479	15,285	8.28%	5,615	9,512	15,127	7.91%	4,339	10,717	15,056	7.55%
Portugal	2,979	7,563	10,542	5.71%	3,663	6,943	10,606	5.55%	3,972	7,892	11,864	5.95%
Italy	1,384	3,620	5,004	2.71%	857	3,134	3,991	2.09%	1,287	7,171	8,458	4.24%
Ireland	2,387	2	2,389	1.29%	4,543	2	4,545	2.38%	3,147	2	3,149	1.58%
Poland	460	9,361	9,821	5.32%	683	10,489	11,172	5.85%	772	6,619	7,391	3.71%
Other European countries	7,186	1,784	8,970	4.86%	6,101	1,518	7,619	3.99%	7,195	1,733	8,928	4.48%
United States	5,915	15,609	21,524	11.66%	6,833	10,362	17,195	9.00%	7,986	11,670	19,656	9.86%
Brazil	5,808	35,036	40,844	22.13%	5,285	36,583	41,868	21.91%	4,729	34,940	39,669	19.90%
Mexico	708	13,234	13,942	7.55%	520	11,325	11,845	6.20%	461	9,478	9,939	4.99%
Chile	50	4,819	4,869	2.64%	79	2,729	2,808	1.47%	62	4,071	4,133	2.07%
Other American countries	605	1,095	1,700	0.92%	1,111	1,375	2,486	1.30%	755	913	1,668	0.84%
Rest of the world	186	3,832	4,018	2.18%	639	5,987	6,626	3.47%	764	4,218	4,982	2.50%
	35,108	149,488	184,596	100%	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%
The detail, by issuer rating, of Debt instruments at 31 December 2019, 2018 and 2017 is as follows:

Million euros
	2019				2018				2017
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	14,737	1,085	15,822	8.57%	18,901	834	19,735	10.33%	16,239	924	17,163	8.61%
AA	5,133	28,325	33,458	18.13%	2,715	20,966	23,681	12.39%	2,714	23,522	26,236	13.16%
A	3,238	59,744	62,982	34.12%	3,464	69,392	72,856	38.12%	4,373	8,037	12,410	6.23%
BBB	4,889	24,766	29,655	16.06%	5,093	21,837	26,930	14.09%	6,449	91,012	97,461	48.89%
Below BBB	1,244	35,466	36,710	19.89%	668	37,412	38,080	19.92%	2,393	35,109	37,502	18.81%
Unrated	5,867	102	5,969	3.23%	9,836	6	9,842	5.15%	8,573	6	8,579	4.30%
	35,108	149,488	184,596	100%	40,677	150,447	191,124	100%	40,741	158,610	199,351	100%

572	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

During 2019, the distribution of the exposure by rating level of the previous table has not been affected by ratings reviews of the sovereign issuers. In 2018, Spain and Poland went from BBB+ to A-, and by 2017, Portugal went from BB+ to BBB- and Chile from AA- to A+.
The detail, by type of financial instrument, of Private fixed-income securities at 31 December 2019, 2018 and 2017, net of impairment losses, is as follows:

Million euros
	2019	2018	2017
Securitised mortgage bonds	1,633	2,942	2,458
Other asset-backed bonds	6,388	9,805	5,992
Floating rate debt	10,348	13,721	13,756
Fixed rate debt	16,739	14,209	18,535
Total	35,108	40,677	40,741
c) Impairment losses
The changes in the impairment losses on Debt instruments are summarised below:

Million of euros
	2019	2018*	2017
Balance at beginning of year	635	704	498
Net impairment losses for the year	(170)	43	348
Of which:
Impairment losses charged to income	77	138	386
Impairment losses reversed with a credit to income	(247)	(95)	(38)
Exchange differences and other items	9	(112)	(116)
Balance at end of year	474	635	730
Of which:
By geographical location of risk:
European Union	14	22	30
Latin America	460	613	700

Of which:
Loans and advances			348
Financial assets at amortised cost	(176)	43
Financial assets available for sale			—
Financial assets designated at fair value through other comprehensive income	6	—
*See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).
At 31 December 2019 and 2018 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 22 million and EUR 30 million in stage 1, EUR 6 million and EUR 9 million in stage 2, and EUR 446 million and EUR 596 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

Million euros
	2019	2018*	2017
Classification:
Financial assets held for trading	12,437	8,938	21,353
Non-trading financial assets mandatorily at fair value through profit or loss	3,350	3,260
Financial assets designated at fair value through profit or loss			933
Financial assets designated at fair value through other comprehensive income	2,863	2,671
Financial assets available-for-sale			4,790
	18,650	14,869	27,076
Type:
Shares of Spanish companies	3,711	3,448	4,199
Shares of foreign companies	12,682	9,107	20,448
Investment fund shares	2,257	2,314	2,429
	18,650	14,869	27,076
* See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).
Note 29 contains a detail of the Other comprehensive income, recognised in equity, on Financial assets designated at fair value through other comprehensive income (IFRS 9) and Financial assets available-for-sale, and also the related impairment losses (IAS 39).
b) Changes
The changes in Financial assets at fair value through other comprehensive income (IFRS 9), and Financial assets available-for-sale (IAS 39) were as follows:

Million euros
	2019	2018*	2017
Balance at beginning of the year	2,671	3,169	5,487
Net additions (disposals)	221	(324)	(331)
Valuation adjustment and other items	(29)	(174)	(366)
Balance at end of year	2,863	2,671	4,790

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2019, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, are listed in Appendix IV.

9. Trading Derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 11):

Million euros
	2019		2018		2017
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	42,614	40,956	36,087	36,487	38,030	37,582
Currency risk	18,085	19,870	16,912	17,025	16,320	18,014
Price risk	2,329	1,772	2,828	1,673	2,167	2,040
Other risks	369	418	112	156	726	256
	63,397	63,016	55,939	55,341	57,243	57,892
b) Short positions
Following is a breakdown of the short positions (liabilities):

Million euros
	2019	2018	2017
Borrowed securities:
Debt instruments	390	1,213	2,447
Of which:
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	390	1,213	890
Santander UK plc	—	—	1,557
Equity instruments	393	1,087	1,671
Of which:
Santander UK plc	—	—	1,500
Banco Santander, S.A.	308	987	98
Short sales:
Debt instruments	13,340	12,702	16,861
Of which:
Banco Santander, S.A.	7,980	5,336	8,621
Banco Santander (Brasil) S.A.	5,194	7,300	8,188
	14,123	15,002	20,979

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

Million euros
	2019	2018*	2017
Financial assets held for trading**	355	202	8,815
Non-trading financial assets mandatorily at fair value through profit or loss	386	1,881
Financial assets designated at fair value through profit or loss	30,761	21,915	20,475
Financial assets at fair value through other comprehensive income	4,440	1,601
Financial assets at amortised cost	906,276	857,322
Loans and receivables			819,625
Of which:
Impairment losses	(22,242)	(23,307)	(23,934)
	942,218	882,921	848,915
Loans and advances to customers disregarding impairment losses	964,460	906,228	872,849

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**	The decrease in 2018 reflects the run-down of UK's trading business due to the banking reform (Ring-fencing) in 2018.
Note 51 contains a detail of the residual maturity periods of financial assets at amortised cost (IFRS 9) and loans and receivables (IAS 39) and of the related average interest rates.
Note 54 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

574	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

b) Breakdown
Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

Million euros
	2019	2018	2017
Loan type and status:
Commercial credit	37,753	33,301	29,287
Secured loans	513,929	478,068	473,936
Reverse repurchase agreements	45,703	32,310	18,864
Other term loans	267,154	265,696	257,441
Finance leases	35,788	30,758	28,511
Receivable on demand	7,714	8,794	6,721
Credit cards receivables	23,876	23,083	21,809
Impaired assets	32,543	34,218	36,280
	964,460	906,228	872,849
Geographical area:
Spain	204,810	215,764	227,446
European Union (excluding Spain)	460,338	411,550	390,536
United States and Puerto Rico	100,152	89,325	75,777
Other OECD countries	86,327	82,607	74,463
South America (non - OECD)	92,145	87,406	88,302
Rest of the world	20,688	19,576	16,325
	964,460	906,228	872,849
Interest rate formula:
Fixed rate	546,619	497,365	447,788
Floating rate	417,841	408,863	425,061
	964,460	906,228	872,849
At 31 December 2019, 2018 and 2017 the Group had granted loans amounting to EUR 9,993, 13,615 and 16,470 million to Spanish public sector agencies which had a rating at 31 December 2019 of A (ratings of A at 31 December 2018 and ratings of BBB at 31 December 2017), and EUR 12,218, 10,952 and 18,577 million to the public sector in other countries (at 31 December 2019, the breakdown of this amount by issuer rating was as follows: 15.9% AAA, 11.6% AA, 3.4% A, 56% BBB and 13.1% below BBB).
Without considering the Public Administrations, the amount of the loans and advances at 31 December 2019 amounts to EUR 942,249 million, of which, EUR 909,741 million euros are classified as performing.
The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (see Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans to customers at 31 December 2019, net of impairment losses:

Million euros
			Secured loans
			Net exposure		Loan-to-value ratio***
	Total	Without collateral	Of which: property collateral	Of which: other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	20,053	19,018	252	783	116	104	83	640	92
Other financial institutions (financial business activity)	67,830	14,375	1,001	52,454	521	757	623	51,157	397
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	319,616	172,659	71,474	75,483	26,695	21,566	20,872	43,227	34,597
Of which:
Construction and property development	18,434	2,517	9,954	5,963	4,057	2,175	1,158	2,244	6,283
Civil engineering construction	3,533	2,140	309	1,084	137	282	54	442	478
Large companies	173,090	111,739	23,716	37,635	10,888	7,467	8,874	21,575	12,547
SMEs and individual entrepreneurs	124,559	56,263	37,495	30,801	11,613	11,642	10,786	18,966	15,289
Households – other (broken down by purpose)	519,996	111,771	342,847	65,378	87,432	107,553	113,603	62,346	37,291
Of which:
Residential	332,881	1,764	330,491	626	80,001	101,285	106,210	36,669	6,952
Consumer loans	167,338	106,886	2,463	57,989	3,132	3,909	4,114	20,557	28,740
Other purposes	19,777	3,121	9,893	6,763	4,299	2,359	3,279	5,120	1,599
Total*	927,495	317,823	415,574	194,098	114,764	129,980	135,181	157,370	72,377
Memorandum item
Refinanced and restructured transactions**	23,430	5,333	13,248	4,849	3,228	2,645	2,412	2,814	6,998

*	In addition, the Group has granted advances to customers amounting to EUR 14,723 million, bringing the total of loans and advances to EUR 942,218 million.

**	Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.

***	The ratio is the carrying amount of the transactions at 31 December 2019 provided by the latest available appraisal value of the collateral.
Note 54 contains information relating to the refinanced/restructured loan book.

576	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under "Financial assets at amortised cost" and “Financial assets at fair value through other comprehensive income” under IFRS 9 during 2019 and 2018:

2019
Million euros
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	795,829	52,183	33,461	881,473
Movements
Transfers
Transfer to Stage 2 from Stage 1	(28,369)	28,369		—
Transfer to Stage 3 from Stage 1	(4,101)		4,101	—
Transfer to Stage 3 from Stage 2		(13,240)	13,240	—
Transfer to Stage 1 from Stage 2	12,436	(12,436)		—
Transfer to Stage 2 from Stage 3		2,439	(2,439)	—
Transfer to Stage 1 from Stage 3	488		(488)	—
Net changes on financial assets	61,581	(8,092)	(3,608)	49,881
Write-offs	—	—	(12,593)	(12,593)
Exchange differences and others	12,075	1,253	163	13,491
Loss allowance as of 31 December 2019	849,939	50,476	31,837	932,252

2018
Million of euros
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	746,654	60,304	35,477	842,435
Movements
Transfers
Transfer to Stage 2 from Stage 1	(31,234)	31,234		—
Transfer to Stage 3 from Stage 1	(3,980)		3,980	—
Transfer to Stage 3 from Stage 2		(13,998)	13,998	—
Transfer to Stage 1 from Stage 2	21,795	(21,795)		—
Transfer to Stage 2 from Stage 3		4,103	(4,103)	—
Transfer to Stage 1 from Stage 3	835		(835)	—
Net changes on financial assets	79,727	(5,265)	(1,997)	72,465
Write-offs	—	—	(12,673)	(12,673)
Exchange differences and others	(17,968)	(2,400)	(386)	(20,754)
Loss allowance as of 31 December 2018	795,829	52,183	33,461	881,473

At 31 December 2019, the Group had EUR 706 million (31 December 2018: EUR 757 million) in purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income
The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

Million euros
	2019	2018*	2017
Balance at beginning of the year	23,307	25,936	24,393
Impairment losses charged to income for the year	11,108	10,501	10,513
Of which:
Impairment losses charged to profit or loss	19,192	17,850	19,006
Impairment losses reversed with a credit to profit or loss	(8,084)	(7,349)	(8,493)
Write-off of impaired balances against recorded impairment allowance	(12,593)	(12,673)	(13,522)
Exchange differences and other changes**	420	(457)	2,550
Balance at end of the year	22,242	23,307	23,934
Which correspond to:
Impaired assets	13,933	14,906	16,207
Other assets	8,309	8,401	7,727
Of which:
Individually calculated	3,555	4,905	5,311
Collective calculated	18,687	18,402	18,623

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**	In 2017, mainly includes the balances from the acquisition of Banco Popular Español, S.A.U.
In addition, releases with a credit to fixed-income results amounting to EUR 170 million were recorded in the year (additions amounting to EUR 43 million and EUR 348 million as of 31 December 2018 and 2017, respectively) and written-off assets recoveries have been recorded in the year amounting to EUR 1,586 million. (31 December 2018: EUR 1,558 million; 31 December 2017: EUR 1,620 million). With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: Financial assets at fair value through other comprehensive income and Financial assets at amortised cost (IFRS 9) and, Loans and receivables (IAS 39); amounts EUR 9,352 million (31 December 2018: EUR 8,986 million; 31 December 2017: EUR 9,241 million).

Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers, under IFRS 9 during 2019 and 2018:

2019
Million euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as of 1 January 2019	3,658	4,743	14,906	23,307
Transfers
Transfer from Stage 2 to Stage 1	(964)	3,235		2,271
Transfer from Stage 3 to Stage 1	(214)		1,296	1,082
Transfer from Stage 3 to Stage 2		(3,065)	5,612	2,547
Transfer from Stage 1 to Stage 2	301	(1,048)		(747)
Transfer from Stage 2 to Stage 3		381	(817)	(436)
Transfer from Stage 1 to Stage 3	29		(123)	(94)
Net changes of the exposure and modifications in the credit risk	1,119	(182)	5,548	6,485
Write-offs	—	—	(12,593)	(12,593)
FX and other movements	(94)	410	104	420
Carrying amount as of 31 December 2019	3,835	4,474	13,933	22,242

2018
Million of euros
	Stage 1	Stage 2	Stage 3	Total
Loss allowance as of 1 January 2018	4,349	5,079	16,507	25,935
Transfers
Transfer from Stage 2 to Stage 1	(1,173)	3,854		2,681
Transfer from Stage 3 to Stage 1	(279)		1,264	985
Transfer from Stage 3 to Stage 2		(1,971)	4,528	2,557
Transfer from Stage 1 to Stage 2	438	(1,656)		(1,218)
Transfer from Stage 2 to Stage 3		435	(1,264)	(829)
Transfer from Stage 1 to Stage 3	84		(173)	(89)
Net changes of the exposure and modifications in the credit risk	304	(961)	7,070	6,413
Write-offs	—	—	(12,673)	(12,673)
FX and other movements	(65)	(37)	(353)	(455)
Carrying amount as of 31 December 2018	3,658	4,743	14,906	23,307

d) Impaired assets and assets with unpaid past-due amounts
The detail of the changes in the balance of the financial assets classified as Financial assets at amortised cost – Customers (IFRS 9) and Loans and receivables - Loans and advances to customers (IAS 39) considered to be impaired due to credit risk is as follows:

Million euros
	2019	2018	2017
Balance at beginning of year	34,218	36,280	32,573
Net additions	10,755	10,821	8,409
Written-off assets	(12,593)	(12,673)	(13,522)
Changes in the scope of consolidation	—	177	9,618
Exchange differences and other	163	(387)	(798)
Balance at end of year	32,543	34,218	36,280
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2019, the Group’s written-off assets totalled EUR 46,209 million (31 December 2018: EUR 47,751 million; 31 December 2017: EUR 43,508 million).

578	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Following is a detail of the financial assets classified as Financial assets at amortised cost (IFRS 9) and Loans and receivables to costumers (IFRS 39) and considered to be impaired due to credit risk at 31 December 2019, classified by geographical location of risk and by age of the first maturity of each operation:

Million euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	4,018	914	686	668	8,608	14,894
European Union (excluding Spain)	2,659	1,169	723	622	2,567	7,740
United States and Puerto Rico	1,725	403	34	21	125	2,308
Other OECD countries	1,426	574	172	124	494	2,790
Latin America (non-OECD)	1,948	932	724	592	615	4,811
	11,776	3,992	2,339	2,027	12,409	32,543
The detail at 31 December 2018 is as follows:

Million euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	5,671	780	551	656	8,724	16,382
European Union (excluding Spain)	2,940	1,213	577	519	2,662	7,911
United States and Puerto Rico	1,906	531	30	31	178	2,676
Other OECD countries	1,414	498	143	162	520	2,737
Latin America (non-OECD)	1,221	1,145	782	561	803	4,512
	13,152	4,167	2,083	1,929	12,887	34,218
The detail at 31 December 2017 is as follows:

Million euros
	With no past-due balances or less than 90 days past due	With balances past due by
		90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total
Spain	6,012	938	793	814	9,643	18,200
European Union (excluding Spain)	2,023	1,526	811	558	3,829	8,747
United States and Puerto Rico	1,221	641	42	50	192	2,146
Other OECD countries	1,523	563	166	128	378	2,758
Latin America (non-OECD)	945	1,309	709	578	888	4,429
	11,724	4,977	2,521	2,128	14,930	36,280

Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2019:

Million euros
	Gross amount	Allowance recognised	Estimated collateral value*
Without associated real collateral	11,408	7,144	—
With real estate collateral	16,076	4,429	10,819
With other collateral	5,059	2,360	1,900
Total	32,543	13,933	12,719
* Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.
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
Past-due amounts receivable
In addition, at 31 December 2019, there were amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

Million euros
	Less than 1 month	1 to 2 months	2 to 3 months
Loans and advances to customers	1,738	894	351
Of which Public Sector	1	—	—
Total	1,738	894	351
e) Securitisation retained on the balance sheet
Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognised. This is mainly due to mortgage loans, loans to companies and consumer loans in which the group retains subordinate financing and/or grants some kind of credit enhancement to new holders.
Securitisation is used as a tool for the management of regulatory capital and as a means of diversifying the Group's liquidity sources.

Million euros
	2019	2018	2017
Retained on the balance sheet	93,553	88,767	91,208
Of which
Securitised mortgage assets	31,868	33,900	36,844
Of which: UK assets	13,002	13,519	15,694
Other securitised assets	61,685	54,867	54,364
Total*	93,553	88,767	91,208
* Note 22 details the liabilities associated with these securitisation transactions.
Additionally, there are EUR 676 million (EUR 797 million and EUR 1,139 million in 2018 and 2017, respectively) of off-balance sheet securitised assets that mainly come from the business combination of Banco Popular Español, S.A.U. and that were never recorded on the Group's balance sheet.

580	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2019, 2018 and 2017 is as follows:

Million euros
	2019		2018		2017
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives:
Interest rate risk
Forward rate agreements	218,252	(8)	308,340	(1)	190,553	(15)
Interest rate swaps	4,322,199	2,573	4,197,246	115	3,312,025	974
Options, futures and other derivatives	794,140	(907)	543,138	(514)	540,424	(511)
Credit risk
Credit default swaps	23,701	(71)	18,889	33	25,136	68
Foreign currency risk
Foreign currency purchases and sales	325,720	(441)	275,449	301	236,805	(29)
Foreign currency options	44,763	(182)	54,215	2	43,488	(37)
Currency swaps	379,176	(1,162)	334,524	(416)	295,753	(1,628)
Securities and commodities derivatives and other	61,966	579	59,932	1,078	70,325	529
Total	6,169,917	381	5,791,733	598	4,714,509	(649)
12. Non-current assets
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

Million euros
	2019	2018	2017
Tangible assets	4,588	5,424	11,661
Of which:
Foreclosed assets	4,485	5,334	11,566
Of which: property assets in Spain*	3,667	4,488	10,533
Other tangible assets held for sale	103	90	95
Other assets**	13	2	3,619
Total	4,601	5,426	15,280

*
During 2019, the sale of real estate assets to Cerberus from awards has materialised, generating losses of EUR 180 million. In March 2018, the agreement for the operation of Banco Popular Español, S.A.U. real estate business with Blackstone was materialised (see Note 3).

**	In 2017, the item Other assets includes, mainly, Banco Popular Español, S.A.U. assets under the sale of the real estate business to Blackstone (see Note 3).
At 31 December 2019, the allowances recognised for the total non-current assets held for sale represented 48% (2018: 49% and 2017: 50% without considering the assets of Banco Popular Español, S.A.U. sold on March 2018). The charges recorded in those years amounted to EUR 279 million, EUR 320 million and EUR 347 million, respectively, and the recoveries during these exercises are amounted to EUR 133 million, EUR 61 million and EUR 41 million, respectively.

13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

Million euros
	2019	2018	2017
Associated entities
Merlin Properties, SOCIMI, S.A.	1,511	1,358	1,242
Project Quasar Investment 2017 S.L.	1,351	1,701	—
Metrovacesa, S.A.	1,226	1,255	—
Caceis (Note 3)	1,010	—	—
Zurich Santander Insurance America S.L. - Consolidated	1,009	961	988
Testa Residencial, SOCIMI, S.A.	—	—	651
Allianz Popular, S.L.	409	431	438
Companies Santander Insurance - Consolidated	402	392	358
Other companies	529	511	520
	7,447	6,609	4,197
Joint Ventures entities
WiZink Bank, S.A.	—	—	1,017
Santander Securities Services Latam Holding, S.L. - Consolidated	349	—	—
Unión de Créditos Inmobiliarios, S.A., E.F.C. - Consolidated	206	202	207
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	170	163	186
Other companies	600	614	577
	1,325	979	1,987
Of the entities included above, at 31 December 2019, the entities Merlin Properties, SOCIMI, S.A, Metrovacesa S.A. and Compañía Española de Viviendas en Alquiler, S.A. are the only listed companies.

b) Changes
The changes in the investments were as followed:

Million euros
	2019	2018*	2017
Balance at beginning of year	7,588	6,150	4,836
Acquisitions (disposals) of companies and capital increases (reductions)	(123)	(1,761)	1,893
Of which:
WiZink Bank, S.A.	—	(1,033)	1,017
Allianz Popular, S.L.	—	—	438
Changes in the consolidation method (Note 3)	1,368	2,967	(582)
Of which:
Caceis	1,010	—	—
Santander Securities Services Latam Holding , S.L. - Consolidated	349	—	—
Project Quasar Investments 2017, S.L.	—	1,701	—
Metrovacesa, S.A.	—	1,255	—
Effect of equity accounting	324	737	704
Dividends paid and reimbursements of share premium	(407)	(404)	(376)
Exchange differences and other changes	22	(101)	(291)
Balance at end of year	8,772	7,588	6,184

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January, 2018 (Note 1.d).
c) Impairment losses
In 2019, 2018 and 2017 there was no evidence of material impairment on the Group’s investments.

582	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

d) Other information
Following is a summary of the financial information on the associated entities and joint ventures (obtained from the information available at the date of preparation of the financial statements):

Million euros
	2019	2018	2017
Total assets	165,386	74,765	63,093
Total liabilities	(143,987)	(58,153)	(51,242)
Net assets	21,399	16,612	11,851

Investments in Group joint ventures and associates in the net assets of associates	6,729	6,157	4,194
Goodwill	2,043	1,431	1,990
Of which:
Zurich Santander Insurance America S.L. - Consolidated	526	526	526
Caceis	466	—	—
Allianz Popular, S.L.	347	347	347
Santander Securities Services Latam Holding, S.L. - Consolidated	207	—	—
Companies Santander Insurance - Consolidated	205	205	205
WiZink Bank, S.A.	—	—	553
Total Group share	8,772	7,588	6,184
Total income	14,172	12,174	12,536
Total profit	1,375	1,867	1,699
Group’s share of profit	324	737	704

Following is a summary of the financial information for 2019 on the main associates and joint ventures (obtained from the information available at the date of preparation of the financial statements):

Million euros
	Total assets	Total liabilities	Total income	Total profit
Joint Ventures entities	24,284	22,247	2,708	349
Of which:
Unión de Créditos Inmobiliarios, S.A., E.F.C. - Consolidated	13,088	12,683	261	11
Santander Generales Seguros y Reaseguros, S.A. y Santander Vida Seguros y Reaseguros, S.A. (former Aegon Santander Seguros)	817	600	521	65
Santander Securities Services Latam Holding , S.L. - Consolidated	391	99	103	59
Associated entities	141,102	121,740	11,464	1,026
Of which:
Caceis	88,015	84,045	1,632	159
Zurich Santander Insurance America, S.L. - Consolidated	15,865	14,875	5,579	406
Project Quasar Investments 2017, S.L.	9,928	6,712	494	(714)
Allianz Popular, S.L.	2,749	2,593	361	76
Companies Santander Insurance - Consolidated	2,424	2,024	817	84
Total	165,386	143,987	14,172	1,375

14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

Million euros
	2019	2018	2017
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	192	210	239
	192	210	239
15. Liabilities and assets under insurance contracts and reinsurance assets
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

Million euros
	2019			2018			2017
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)
Unearned premiums and unexpired risks	59	(52)	7	52	(47)	5	50	(41)	9
Life insurance	206	(151)	55	227	(163)	64	483	(151)	332
Unearned premiums and risks	139	(132)	7	140	(127)	13	100	(96)	4
Mathematical provisions	67	(19)	48	87	(36)	51	383	(55)	328
Claims outstanding	399	(55)	344	397	(86)	311	423	(115)	308
Bonuses and rebates	22	(10)	12	20	(9)	11	29	(11)	18
Other technical provisions	53	(24)	29	69	(19)	50	132	(23)	109
	739	(292)	447	765	(324)	441	1,117	(341)	776

584	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

Million euros
	Tangible assets				Of which: Right-of-use for operating lease
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balances at 1 January 2017	18,112	18,238	3,465	39,815
Additions / disposals (net) due to change in the scope of consolidation	1,740	205	—	1,945
Additions / disposals (net)	781	2,445	(100)	3,126
Transfers, exchange differences and other items	(1,357)	(2,215)	(223)	(3,795)
Balances at 31 December 2017	19,276	18,673	3,142	41,091
Additions / disposals (net) due to change in the scope of consolidation	34	44	(630)	(552)
Additions / disposals (net)	589	5,545	(182)	5,952
Transfers, exchange differences and other items	(1,164)	825	48	(291)
Balances at 31 December 2018	18,735	25,087	2,378	46,200
IFRS 16 Adoption impact	6,693	—	—	6,693	6,693	—	—	6,693
Balances at 1 January 2019	25,428	25,087	2,378	52,893	6,693	—	—	6,693
Additions / disposals (net) due to change in the scope of consolidation	(5)	—	(15)	(20)	—	—	—	—
Additions / disposals (net)	1,863	3,148	(310)	4,701	(997)*	—	—	(997)
Transfers, exchange differences and other items	(178)	(3,781)	(603)	(4,562)	(10)	—	—	(10)
Balances at 31 December 2019	27,108	24,454	1,450	53,012	5,686	—	—	5,686

Accumulated depreciation:
Balances at 1 January 2017	(10,211)	(5,169)	(197)	(15,577)
Disposals due to change in the scope of consolidation	—	—	—	—
Disposals	478	639	8	1,125
Charge for the year	(1,165)	—	(25)	(1,190)
Transfers, exchange differences and other items	(22)	(1,574)	25	(1,571)
Balances at 31 December 2017	(10,920)	(6,104)	(189)	(17,213)
Disposals due to change in the scope of consolidation	(12)	(34)	—	(46)
Disposals	629	413	17	1,059
Charge for the year	(1,159)	—	(13)	(1,172)
Transfers, exchange differences and other items	938	(2,679)	(14)	(1,755)
Balances at 31 December 2018	(10,524)	(8,404)	(199)	(19,127)
IFRS 16 Adoption impact	—	—	—	—	—	—	—	—
Balances at 1 January 2019	(10,524)	(8,404)	(199)	(19,127)	—	—	—	—
Disposals due to change in the scope of consolidation	3	—	6	9	—	—	—	—
Disposals	356	2,149	32	2,537	37	—	—	37
Charge for the year	(2,021)	—	(14)	(2,035)	(807)	—	—	(807)
Transfers, exchange differences and other items	212	1,045	31	1,288	5	—	—	5
Balances at 31 December 2019	(11,974)	(5,210)	(144)	(17,328)	(765)	—	—	(765)
* Includes contract extensions on operating leases.

Million euros
	Tangible assets				Of which: Right-of-use for operating lease
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at 1 January 2017	(41)	(159)	(752)	(952)
Impairment charge for the year	(16)	(42)	(21)	(79)
Releases	4	—	3	7
Disposals due to change in the scope of consolidation	—	(2)	(1)	(3)
Exchange differences and other	(24)	5	142	123
Balances at 31 December 2017	(77)	(198)	(629)	(904)
Impairment charge for the year	(30)	(56)	(8)	(94)
Releases	6	—	5	11
Disposals due to change in the scope of consolidation	—	—	—	—
Exchange differences and other	40	15	16	71
Balances at 31 December 2018	(61)	(239)	(616)	(916)
IFRS 16 Adoption impact	—	—	—	—	—	—	—	—
Balances at 1 January 2019	(61)	(239)	(616)	(916)	—	—	—	—
Impairment charge for the year	(14)	(12)	(36)	(62)	—	—	—	—
Releases	8	6	3	17	—	—	—	—
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Exchange differences and other	(26)	222	316	512	—	—	—	—
Balances at 31 December 2019	(93)	(23)	(333)	(449)	—	—	—	—

Tangible assets, net:
Balances at 31 December 2017	8,279	12,371	2,324	22,974
Balances at 31 December 2018	8,150	16,444	1,563	26,157
IFRS 16 Adoption impact	6,693	—	—	6,693	6,693	—	—	6,693
Balances at 1 January 2019	14,843	16,444	1,563	32,850	6,693	—	—	6,693
Balances at 31 December 2019	15,041	19,221	973	35,235	4,921	—	—	4.921

586	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

b) Tangible assets - For own use
i. Property, plant and equipment owned
The detail, by class of asset, of Property, plant and equipment which is owned by the Group in the consolidated balance sheets is as follows:

Million euros
	Tangible assets for own use				Of which: Right-of-use for operating lease
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	5,892	(2,014)	(77)	3,801
IT equipment and fixtures	5,608	(4,422)	—	1,186
Furniture and vehicles	7,213	(4,391)	—	2,822
Construction in progress and other items	563	(93)	—	470
Balances at 31 December 2017	19,276	(10,920)	(77)	8,279

Land and buildings	6,127	(2,056)	(61)	4,010
IT equipment and fixtures	5,605	(4,455)	—	1,150
Furniture and vehicles	6,686	(3,946)	—	2,740
Construction in progress and other items	317	(67)	—	250
Balances at 31 December 2018	18,735	(10,524)	(61)	8,150

Land and buildings	13,972	(2,889)	(93)	10,990	4,908
IT equipment and fixtures	5,995	(4,808)	—	1,187	2
Furniture and vehicles	6,952	(4,216)	—	2,736	11
Construction in progress and other items	189	(61)	—	128	—
Balances at 31 December 2019	27,108	(11,974)	(93)	15,041	4,921
The carrying amount at 31 December 2019 in the foregoing table includes the following approximate amounts EUR 7,737 million (31 December 2018: EUR 5,390 million; 31 December 2017: EUR 5,455 million) relating to property, plant and equipment owned by Group entities and branches located abroad.
c) Tangible assets - Leased out under an operating lease
The Group has assets leased out under operating leases where the company is the lessor and do not meet the accounting requirements to be classified as finance leases. The net cost of these leases is recorded as an asset and depreciated on a straight-line basis over the contractual term of the lease to the expected residual value.
The expected residual value and, consequently, the monthly depreciation expense may change during the term of the lease. The Group estimates expected residual values using independent data sources and internal statistical models. It also assesses the estimate of the residual value of these leases and adjusts the depreciation rate in line with the change in the expected value of the asset at the end of the lease.
The Group periodically assesses its investment in operating leases for impairment in certain circumstances, such as a systemic and material decrease in the values of used vehicles. If assets leased out under operating leases are deemed to be impaired, impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows. In 2019, 2018 and 2017 the Group did not recognise any material impairment in this respect.
Of the EUR 19,221 million that the Group had assigned to operating leases at 31 December 2019, EUR 14,779 million relate to vehicles of Santander Consumer USA Holdings Inc. and the variable lease payments of various items of this entity amounted to EUR 24 million, EUR 26 million and EUR 21 million at 31 December 2019, 2018 and 2017, respectively.
In addition, the maturity analysis of the payments for assets leased out under operating leases from Santander Consumer USA Holdings Inc. is as follows:

Million euros
2019
Maturity Analysis
2020	2,467
2021	6,330
2022	5,474
2023	1,362

d) Tangible assets - Investment property
The fair value of investment property at 31 December 2019 amounted to EUR 1,076 million (2018: EUR 1,825 million; 2017: EUR 2,452 million). A comparison of the fair value of investment property at 31 December 2019, with the net book value shows gross unrealised gains of EUR 103 million (2018: EUR 262 million and 2017: EUR 128), attributed completely to the group.
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2019, 2018 and 2017 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

Million euros
	2019	2018	2017
Santander UK	7,147	8,307	8,375
Banco Santander (Brasil)	4,388	4,459	4,988
Santander Bank Polska	2,427	2,402	2,473
Santander Consumer USA	2,143	2,102	2,007
Santander Bank, National Association	1,828	1,793	1,712
Santander Consumer Germany	1,236	1,217	1,217
SAM Investment Holdings Limited	1,173	1,173	1,173
Santander Portugal	1,040	1,040	1,040
Santander España*	1,027	1,023	648
Banco Santander - Chile	589	627	676
Santander Consumer Nordics	496	502	518
Grupo Financiero Santander (México)	460	434	413
Other companies	292	387	529
Total Goodwill	24,246	25,466	25,769

*	Includes mainly goodwill arising from purchases of Grupo Banco Popular S.A.U.´s network and WiZink´s card business.

The changes in goodwill were as follows:

Million euros
	2019	2018	2017
Balance at beginning of year	25,466	25,769	26,724
Additions (Note 3)	41	383	1,644
Of which:
SAM Investment Holdings Limited	—	—	1,173
Santander España*	4	375	248
Impairment losses	(1,491)	—	(899)
Of which:
Santander UK plc	(1,491)	—	—
Santander Consumer USA	—	—	(799)
Disposals or changes in scope of consolidation	—	(130)	—
Exchange differences and other items	230	(556)	(1,700)
Balance at end of year	24,246	25,466	25,769
* At 31 December 2018, this includes EUR 375 million for the unsold part of the WiZink stake. As of 31 December 2017, includes EUR 248 million for the acquisition of Banco Popular Español S A.U.
The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2019 there was an increase of EUR 230 million (decrease of EUR 556 and 1,704 million in 2018 and 2017) due to exchange differences and other items which, pursuant to current standards, were recognised with a debit to Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense (see Note 29.d).
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
The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

588	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, market references (multiples), internal estimates and appraisals performed by independent experts, other than the external auditor.
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

Following is a detail of the main assumptions used in determining the recoverable amount, at 2019 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2019
	Projected period	Discount rate*	Nominal perpetual growth rate
Santander UK	5 years	8.5%	2.5%
Santander Bank Polska**	5 years	9.2%	3.5%
Santander Consumer USA	3 years	9.5%	1.5%
Santander Bank, National Association	5 years	9.6%	3.6%
Santander Consumer Germany	5 years	8.2%	2.5%
SAM Investment Holdings Limited	5 years	10.0%	2.5%
Santander Portugal	5 years	8.9%	2.0%
Santander Consumer Nordics	5 years	8.6%	2.5%

*	Post-tax discount rate.

**	The recoverable amount has been calculated using the market price in previous years.

The discount and nominal perpetual growth rates used in 2018 and 2017 are presented below for comparison purposes:

	Discount rate*		Nominal perpetual growth rate
	2018	2017	2018	2017
Santander UK	8.4%	8.4%	2.5%	2.5%
Santander Consumer USA	11.1%	10.7%	1.5%	2.5%
Santander Bank, National Association	10.6%	10.1%	3.8%	3.7%
Santander Consumer Germany	8.5%	8.6%	2.5%	2.5%
SAM Investment Holdings Limited	9.6%	n.a.	2.5%	n.a.
Santander Portugal	9.6%	10.0%	2.0%	2.5%
Santander Consumer Nordics	9.2%	9.0%	2.5%	2.5%

*	Post-tax discount rate.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/- 50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, albeit:

•
In the case of Santander UK, the Group recognised a goodwill impairment amounting to EUR 1,491 million. The mentioned impairment was estimated considering the following reasons: decrease in Unit´s capacity of benefits generation in contrast with the forecast carried out in the previous years, the general competitive environment in the United Kingdom, the impact of banking reform on retail businesses, and the impact of the uncertainty generated by Brexit on the economic growth of the country.

•
In the case of Santander Consumer USA, the Group recognised in 2017 a goodwill impairment amounting to EUR 799 million. The mentioned impairment was estimated considering the decrease in the entity’s profit in contrast with the forecasts carried out in the previous years, derived from a change in the long term business strategy.

The recoverable amount of Banco Santander - Chile, Grupo Financiero Santander (México) and Banco Santander (Brasil) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.
Based on the above, and in accordance with the estimates, forecasts and sensibility analysis available for the managers of the bank, during 2019 the Group recognised goodwill impairment losses within Impairment or reversal of impairment on non-financial assets, net - Intangible assets caption amounting to EUR 1,491 million, which corresponds to Santander UK (no impairment during 2018 and EUR 899 during 2017). Goodwill is deducted from the CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.

590	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2019, 2018, and 2017 is as follows:

Million euros
	Estimated useful life	31 December 2018	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2019
With indefinite useful life:
Brand names		36	2	2		—	2	42
With finite useful life:
IT developments	3 -7 years	7,134	1,374	(19)		(639)	95	7,945
Other		1,510	1	(24)		(248)	37	1,276
Accumulated amortisation		(5,432)	—	8	(966)	806	(102)	(5,686)
Development		(4,743)	—	4	(874)	570	(96)	(5,139)
Other		(689)	—	4	(92)	236	(6)	(547)
Impairment losses		(154)	—	—	(73)	81	10	(136)
Of which: addition		—	—	—	(75)	—	—	—
liberation		—	—	—	2	—	—	—
		3,094	1,377	(33)	(1,039)	—	42	3,441

Million euros
	Estimated useful life	31 December 2017	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2018
With indefinite useful life:
Brand names		35	—	—		—	1	36
With finite useful life:
IT developments	3-7 years	6,945	1,468	1		(1,102)	(178)	7,134
Other		1,560	1	12		(50)	(13)	1,510
Accumulated amortisation		(5,386)	—	(1)	(1,253)	1,035	173	(5,432)
Development		(4,721)	—	(1)	(1,153)	985	147	(4,743)
Other		(665)	—	—	(100)	50	26	(689)
Impairment losses		(240)	—	—	(117)	117	86	(154)
Of which: addition		—	—	—	(118)	—	—	—
liberation		—	—	—	1	—	—	—
		2,914	1,469	12	(1,370)	—	69	3,094

Million euros
	Estimated useful life	31 December 2016	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2017
With indefinite useful life:
Brand names		39	—	—		—	(4)	35
With finite useful life:
IT developments	3-7 years	6,558	1,470	42	—	(679)	(446)	6,945
Other		1,245	68	436	—	(126)	(63)	1,560
Accumulated amortisation		(4,848)	—	(64)	(1,403)	694	235	(5,386)
Development		(4,240)	—	(14)	(1,310)	627	216	(4,721)
Other		(608)	—	(50)	(93)	67	19	(665)
Impairment losses		(297)	—	—	(174)	111	120	(240)
Of which: addition		—	—	—	(174)	—	—	—
		2,697	1,538	414	(1,577)	—	(158)	2,914
In 2019, 2018 and 2017, impairment losses of EUR 73 million, EUR 117 million and EUR 174 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.
19. Other assets
The detail of Other assets is as follows:

Million euros
	2019	2018	2017
Transactions in transit	157	143	206
Net pension plan assets (Note 25)	903	1,015	604
Prepayments and accrued income	3,129	3,089	2,326
Other (Note 2.n)	5,752	4,744	4,427
	9,941	8,991	7,563

592	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

Million euros
	2019	2018	2017
CENTRAL BANKS
Classification:
Financial liabilities held for trading	—	—	282
Financial liabilities designated at fair value through profit or loss	12,854	14,816	8,860
Financial liabilities at amortised cost	62,468	72,523	71,414
	75,322	87,339	80,556
Type:
Deposits on demand	5	5	5
Time deposits	67,424	82,797	78,801
Reverse repurchase agreements	7,893	4,537	1,750
	75,322	87,339	80,556
CREDIT INSTITUTIONS
Classification:
Financial liabilities held for trading	—	—	292
Financial liabilities designated at fair value through profit or loss	9,340	10,891	18,166
Financial liabilities at amortised cost	90,501	89,679	91,300
	99,841	100,570	109,758
Type:
Deposits on demand	9,136	6,154	6,444
Time deposits	61,406	53,422	54,158
Reverse repurchase agreements	29,115	40,873	49,049
Subordinated deposits	184	121	107
	99,841	100,570	109,758
Currency:
Euro	79,008	97,323	119,606
Pound sterling	18,129	19,301	14,820
US dollar	53,403	45,848	33,259
Brazilian real	13,022	18,657	16,485
Other currencies	11,601	6,780	6,144
TOTAL	175,163	187,909	190,314
At 31 December 2019, the European Central Bank's targeted longer-term refinancing operations (TLTROs (Targeted Long-Term Refinancing Operation)) amounted to EUR 46,201 million (EUR 55,382 million at 31 December 2018).
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

Million of euros
	2019	2018	2017
Classification:
Financial liabilities held for trading	—	—	28,179
Financial liabilities designated at fair value through profit or loss	34,917	39,597	28,945
Financial liabilities at amortised cost*	789,448	740,899	720,606
	824,365	780,496	777,730
Geographical area:
Spain	271,103	267,210	260,181
European Union (excluding Spain)	334,542	309,615	318,580
United States and Puerto Rico	60,011	53,843	50,771
Other OECD countries	71,235	67,462	62,980
South America	87,474	82,343	84,752
Rest of the world	—	23	466
	824,365	780,496	777,730
Type:
Demand deposits-
Current accounts	373,146	346,345	328,217
Savings accounts	208,701	196,493	189,845
Other demand deposits	6,686	5,873	7,010
Time deposits-
Fixed-term deposits and other term deposits	194,163	195,540	195,285
Home-purchase savings accounts	44	40	45
Discount deposits	3	3	3
Hybrid financial liabilities	2,711	3,419	4,295
Subordinated liabilities	—	23	21
Repurchase agreements	38,911	32,760	53,009
	824,365	780,496	777,730

*	The decrease reflects the run-down of UK's trading business due to the banking reform (Ring-fencing).
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

Million euros
	2019	2018	2017
Classification:
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	3,758	2,305	3,056
Financial liabilities at amortised cost	258,219	244,314	214,910
	261,977	246,619	217,966
Type:
Bonds and debentures outstanding	208,455	195,498	176,719
Subordinated	20,878	23,676	21,382
Notes and other securities	32,644	27,445	19,865
	261,977	246,619	217,966
The distribution of the book value of debt securities issued by contractual maturity is shown below:

Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	—	—	130	1,313	19,435	20,878
Senior unsecured debt	—	3.128	9.504	18,923	33,263	31,199	22,283	118,300
Senior secured debt	—	8.172	1.938	13,333	33,106	14,743	18,863	90,155
Promissory notes and other securities	—	4.941	11.455	16,248	—	—	—	32,644
Debt securities issued	—	16.241	22.897	48,504	66,499	47,255	60,581	261,977

594	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The distribution by contractual maturity of the notional amounts of these debt securities issued is as follows:

Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	—	—	—	129	1,299	19,221	20,649
Senior unsecured debt	—	3,056	9,286	18,489	32,499	30,483	21,771	115,584
Senior secured debt	—	8,152	1,934	13,301	33,026	14,707	18,818	89,938
Promissory notes and other securities	—	5,058	11,725	16,631	—	—	—	33,414
Debt securities issued	—	16,266	22,945	48,421	65,654	46,489	59,810	259,585

b) Bonds and debentures outstanding
The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				2019
	Million euros
Currency of issue	2019	2018	2017	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	89,008	85,479	83,321	89,008	1.13%
US dollar	64,952	62,021	48,688	72,967	3.01%
Pound sterling	20,178	16,616	13,279	17,167	2.15%
Brazilian real	15,292	15,778	17,309	69,054	4.94%
Chilean peso	6,848	6,460	5,876	5,791,169	4.48%
Other currencies	12,177	9,144	8,246
Balance at end of year	208,455	195,498	176,719

The changes in Bonds and debentures outstanding were as follows:

Million euros
	2019	2018	2017
Balance at beginning of year	195,498	176,719	183,278
Net inclusion of entities in the Group	—	—	11,426
Of which:
Banco Santander, S.A. (Group Banco Popular S.A.U.)	—	—	11,426
Issues	64,184	68,306	62,260
Of which:
Santander Consumer USA Holdings Inc.	15,631	15,627	11,242
Banco Santander (Brasil) S.A.	13,227	16,422	16,732
Banco Santander, S.A.*	12,066	7,683	10,712
Santander Consumer Finance, S.A.	5,150	3,605	2,508
Grupo Santander UK	4,547	14,984	7,625
Santander Holdings USA, Inc.	2,778	1,210	4,133
Banco Santander - Chile	1,644	1,483	579
Santander Consumer Bank A.S.	1,572	1,342	1,117
PSA Banque France	1,132	716	1,032
PSA Bank Deutschland GmbH	1,104	600	13
Santander International Products, Plc.	848	249	588
SCF Rahoituspalvelut VIII DAC	799	—	—
Santander Consumer Bank AG	750	—	749
Santander Consumer Bank S.p.A.	589	—	151
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	577	560	118
Banco Santander Totta, S.A.	—	—	1,999
SCF Rahoituspalvelut KIMI VI DAC	—	—	635
Redemptions and repurchases	(52,462)	(48,319)	(66,871)
Of which:
Santander Consumer USA Holdings Inc.	(14,517)	(11,939)	(10,264)
Banco Santander (Brasil) S.A.	(12,817)	(14,802)	(23,187)
Santander Group UK	(9,115)	(6,800)	(13,303)
Banco Santander, S.A.*	(3,303)	(4,752)	(9,956)
Santander Consumer Finance, S.A.	(2,550)	(2,366)	(1,618)
Santander Holdings USA, Inc.	(1,990)	(903)	(759)
Santander Consumer Bank AS	(1,551)	(1,268)	(337)
PSA Bank Deutschland GmbH	(902)	(488)	(23)
Banco Santander- Chile	(848)	(204)	(1,442)
Banco Santander Totta, S.A.	(739)	(41)	(998)
Santander International Products, Plc.	(722)	(491)	(310)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(159)	(579)	(224)
Santander Bank, National Association	—	—	(886)
Banca PSA Italia S.p.A.	—	(600)	—
Exchange differences and other movements	1,235	(1,208)	(13,374)
Balance at year-end	208,455	195,498	176,719

*	As of 31 December 2017, issuer entities were included.

596	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c) Notes and other securities
These notes were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A. , Santander Consumer Bank AG, PSA Banque France, Banco Santander - Chile and Santander Bank Polska, S.A.
d) Guarantees
Set forth below is information on the liabilities secured by financial assets:

Million euros
	2019	2018	2017
Asset-backed securities	38,616	38,140	32,505
Of which, mortgage-backed securities	3,819	5,197	4,034
Other mortgage securities	50,269	46,026	52,497
Of which: mortgage-backed bonds	24,736	22,023	23,907
Territorial covered bond	1,270	1,270	1,270
	90,155	85,436	86,272
The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.
Mortgage-backed securities- these securities are secured by mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitised assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognised on the liability side of the consolidated balance sheet.

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
e) Spanish mortgage-market issues
The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of 24 April implementing certain provisions of Mortgage Market Law 2/1981, of 25 March, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities' funding strategy.
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
In accordance with Article 3 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation (see Note 2.i).

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
The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of 24 April is as follows:

Million euros
	2019	2018	2017
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	84,720	85,610	91,094
Of which:
Loans eligible to cover issues of mortgage-backed securities	59,517	60,195	59,422
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	14,569	15,807	18,202
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
In the event of insolvency, the holders of mortgage-backed bonds, as long as they are not considered "persons especially related" to the issuing entity in accordance with the Insolvency Law 22/2003, of 9 July, will enjoy the special privilege established in Article 90.1.1 of the aforementioned law. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).
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
In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds. If the same credit or loan is subject to the payment of bonds and a mortgage bond issue, it will be paid first to the holders of the bonds.
The outstanding mortgage-backed bonds issued by the Group totalled EUR 24,736 million at 31 December 2019 (all of which were denominated in euros), of which EUR 24,286 million were issued by Banco Santander, S.A. and EUR 450 million were issued by Santander Consumer Finance, S.A. The issues outstanding at 31 December 2019 and 2018 are detailed in the separate financial statements of each of these companies.
Mortgage-backed bond issuers have an early redemption option for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations. In addition, the issuing entity may advance the mortgage-backed bonds, if this has been expressly established in the final conditions of the issue in question and under the conditions set out therein.
None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

598	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

				2019
	Million euros			Outstanding issue amount in foreign currency (Million euros)	Annual interest rate (%)
Currency of issue	2019	2018	2017
Euro	12,542	14,001	11,240	12,542	4.15%
US dollar	6,506	7,813	8,008	7,309	5.80%
Pound sterling	655	628	874	557	8.91%
Brazilian real	—	—	131
Other currencies	1,359	1,378	1,257
Balance at end of year	21,062	23,820	21,510
Of which, preference shares	321	345	404
Of which, preference participations	7,709	9,717	8,369
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b) Changes
The changes in Subordinated liabilities (Note 22.a) in the last three years were as follows:

Million euros
	2019	2018	2017
Balance at beginning of year	23,676	21,382	19,873
Net inclusion of entities in the Group (Note 3)	—	—	11
Of which:
Banco Santander, S.A. (Grupo Banco Popular)	—	—	11
Placements	1,056	3,266	2,916
Of which:
Banco Santander, S.A.*	1,056	2,750	2,894
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	281	—
Santander Bank Polska S.A.	—	235	—
Net redemptions and repurchases**	(4,009)	(1,259)	(870)
Of which:
Banco Santander, S.A.*	(3,782)	(401)	(453)
Banco Santander (Brasil) S.A.	(124)	(61)	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(69)	(125)	—
Santander Bank, National Association	(19)	(163)	(285)
Santander UK plc	(16)	(313)	(60)
Santander Holdings USA, Inc.	—	(195)	(72)
Exchange differences and other movements	155	287	(548)
Balance at end of year	20,878	23,676	21,382

*	As of 31 December 2017, issuer entities were included.

**
The balance relating to issuances, redemptions and repurchases (EUR 2,953 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,091 million), is included in the cash flow from financing activities.

c) Other disclosures
This item includes the contingently convertible or redeemable preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which do not meet the requirements for classification as equity (preference shares).
The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the placements of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.
The Bank's contingent convertible preference shares are subordinated payment obligations and rank, for credit priority purposes, behind common creditors and any other subordinated creditors that by law and/or by their terms, to the extent permitted by Spanish law, rank higher than the contingent convertible preference shares. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by regulations on equity. The other issues of Banco Santander, S.A. mentioned under this heading are also subordinated payment obligations and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers and ahead of any other subordinated claims ranking equally with the Bank's contingent convertible preference shares.
The main issues of subordinated debt securities issued, broken down by company, are detailed below:
Banco Santander, S.A. Placements
On 5 March, 8 May and 2 September 2014, three placements of preference shares contingently convertible into newly issued ordinary shares of the bank where launched (“CCPS”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively, payment of which is subject to certain conditions and is discretionary. The remuneration of the placements, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue, and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.
In April 2019, the voluntary early redemption of all the preferred participations was announced in relation to the second placement made on 8 May 2014 for an amount of EUR 1,345 million at the date of the redemption.
On 8 February 2018, Banco Santander, S.A. carried out an issuance of “CCPS" for a nominal amount of USD 1,200 million (EUR 1,056 million). The remuneration of the placement, whose payment is subject to certain conditions and is also discretionary, was set at 7.50% per annum, payable quarterly, for the first seven years (being revised thereafter by applying a 498.9 basis-point spread over the Mid-swap rate).

On 19 March 2018, a placement of "CCPS" was carried out, for a nominal amount of EUR 1,500 million. The remuneration of the placement, whose payment is subject to certain conditions and is also discretionary, was fixed at an annual 4.75%, payable quarterly, for the first seven years (being revised thereafter applying a margin of 410 basis points over the type Mid-swap).
On 8 February 2018, a placement of subordinated obligations for a term of ten years was carried out, amounting to EUR 1,250 million. The placement accrues an annual interest of 2.125% payable annually.
On 25 April and 29 September 2017, Banco Santander, S.A. issued “CCPS” for a nominal amount of EUR 750 million, and EUR 1,000 million, respectively. The remuneration of the "CCPS", whose payment is subject to certain conditions and is also discretionary, was fixed at 6.75% annually for the first five years (being reviewed thereafter by applying a margin of 680.3 basis points over the 5-year Mid-Swap Rate) for the issue paid out in April, and at 5.25% annually for the first six years (reviewed thereafter by applying a margin of499.9 basis points over the 5-year Mid-Swap Rate) for the issue paid out in September.
Banco Santander (Brasil) S.A. Placements
On 29 January 2014 Banco Santander (Brasil), S.A. launched a placement of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil) S.A. if the common equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%. This placement was fully redeemed in 2019.
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México Placements
On 1 October 2018 a ten-year subordinated bond placement was carried out, for a nominal amount of USD 1,300 million at an interest rate of 5.95%, acquiring the Group the 75% of the issue.
Furthermore, on 30 December 2016, a placement of perpetual subordinated notes was carried out, for a nominal amount of USD 500 million, acquiring the Group the 88.2%. Perpetual obligations are automatically converted into shares when the Regulatory Capital Index (CET1) is equal to or less than 5.125% at the conversion price.
Santander Bank Polska S.A. Placements
On 20 April 2018, Santander Bank Polska S.A. carried out an issue of subordinated obligations for a term of ten years and with an option to amortize the fifth anniversary of the issue date, for an amount of EUR 1,000 million Polish zlotys. The issue accrues a floating interest of Wibor (6M) + 160 basic points payable semiannually.
The accrued interests from the subordinated liabilities during 2019 amounted to EUR 645 million (EUR 770 million and EUR 966 million during 2018 and 2017, respectively).
Interests from the “CCPS” during 2019 amounted to EUR 595 million (EUR 560 million and EUR 395 million in 2018 and 2017, respectively).

600	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

Million euros
	2019	2018	2017
Trade payables	1,279	1,323	1,559
Clearing houses	165	434	767
Tax collection accounts:
Public Institutions	4,122	3,968	3,212
Factoring accounts payable	409	263	290
Unsettled financial transactions	3,693	3,373	6,375
Lease liabilities (Note 2.l)	5,108	190	202
Other financial liabilities	15,459	15,113	16,023
	30,235	24,664	28,428
Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The total cash outflow of leases in 2019 was EUR 946 million.
The analysis of the maturities of lease liabilities as of 31 December 2019 is shown below:

Million euros
2019
Maturity Analysis - Discounted payments
Within 1 year	766
Between 1 and 3 years	1,254
Between 3 and 5 years	875
Later than 5 years	2,213
Total Discounted payments at 31 December 2019	5,108
During 2019, there were no significant variable lease payments not included in the valuation of lease liabilities.

25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

Million euros
	2019	2018	2017
Provision for pensions and other obligations post-employments	6,358	5,558	6,345
Other long term employee benefits	1,382	1,239	1,686
Provisions for taxes and other legal contingencies	3,057	3,174	3,181
Provisions for contingent liabilities and commitments (Note 2)	739	779	617
Other provisions	2,451	2,475	2,660
Provisions	13,987	13,225	14,489
b) Changes
The changes in Provisions in the last three years were as follows:

Million euros
	2019					2018					2017
	Provisions for pensions and other post-retirement obligations	Provision for other long term employee benefits	Provisions for contingent liabilities and commitments	Other provisions	Total	Provisions for pensions and other post-retirement obligations	Provision for other long term employee benefits	Provisions for contingent liabilities and commitments*	Other provisions	Total	Provisions for pensions and other post-retirement obligations	Provision for other long term employee benefits	Provisions for contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	5,558	1,239	779	5,649	13,225	6,345	1,686	814	5,841	14,686	6,576	1,712	459	5,712	14,459
Incorporation of Group companies, net	—	(1)	—	—	(1)	—	—	—	(30)	(30)	59	184	146	1,365	1,754
Additions charged to income:	173	729	(31)	2,836	3,707	38	251	(49)	2,253	2,493	237	293	(49)	2,863	3,344
Interest expense (Note 39)	128	17	—	—	145	165	21	—	—	186	175	23	—	—	198
Staff costs (Note 47)	65	7	—	—	72	78	6	—	—	84	82	6	—	—	88
Provisions or reversion of provisions	(20)	705	(31)	2,836	3,490	(205)	224	(49)	2,253	2,223	(20)	264	(49)	2,863	3,058
Addition	10	713	422	4,276	5,421	7	227	455	4,612	5,301	2	264	606	3,855	4,727
Release	(30)	(8)	(453)	(1,440)	(1,931)	(212)	(3)	(504)	(2,359)	(3,078)	(22)	—	(655)	(992)	(1,669)
Other additions arising from insurance contracts linked to pensions	4	—	—	—	4	(7)	—	—	—	(7)	(7)	—	—	—	(7)
Changes in value recognised in equity	1,520	—	—	—	1,520	(482)	—	—	—	(482)	369	—	—	—	369
Payments to pensioners and pre-retirees with a charge to internal provisions	(331)	(612)	—	—	(943)	(332)	(625)	—	—	(957)	(355)	(498)	—	—	(853)
Benefits paid due to settlements	—	—	—	—	—	—	—	—	—	—	(260)	—	—	—	(260)
Insurance premiums paid	(1)	—	—	—	(1)	(2)	—	—	—	(2)	—	—	—	—	—
Payments to external funds	(455)	—	—	—	(455)	(368)	—	—	—	(368)	(273)	—	—	—	(273)
Amounts used	—	—	—	(2,907)	(2,907)	—	—	(3)	(2,548)	(2,551)	—	—	(3)	(2,997)	(3,000)
Transfer, exchange differences and other changes	(110)	27	(9)	(70)	(162)	366	(73)	17	133	443	(1)	(5)	64	(1,102)	(1,044)
Balances at end of year	6,358	1,382	739	5,508	13,987	5,558	1,239	779	5,649	13,225	6,345	1,686	617	5,841	14,489

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January, 2018 (Note 1.d).

602	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

Million euros
	2019	2018	2017
Provisions for post-employment plans - Spanish entities	3,951	3,930	4,274
Provisions for other similar obligations - Spanish entities	1,321	1,189	1,643
Of which: pre-retirements	1,303	1,172	1,630
Provisions for post-employment plans - United Kingdom	329	130	323
Provisions for post-employment plans - Other subsidiaries	2,078	1,498	1,748
Provisions for other similar obligations - Other subsidiaries	61	50	43
Provision for pensions and other obligations post -employments and Other long term employee benefits	7,740	6,797	8,031
Of which: defined benefits	7,731	6,791	8,026
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2019, 2018 and 2017, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date. In 2019, 3,571 employees benefited from the pre-retirement and incentivised retirement plan, being the provision set up to cover these commitments of EUR 688 million. In 2018 and 2017 the provisions accounted for benefit plans and contribution commitments were EUR 209 and 248 million respectively.
In October 2017, the Bank and the workers’ representatives reached an agreement for the elimination and compensation of certain passive rights arising from extra-covenant improvement agreements. The effect of the settlement of the mentioned commitments is shown in the tables included below in the "benefit paid for settlement" line.
The expenses incurred by the Spanish companies in 2019, 2018 and 2017 in respect of contributions to defined contribution plans amounted to EUR 89 million, EUR 87 million and EUR 90 million, respectively.
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2019	2018	2017	2019	2018	2017
Annual discount rate	0.80%	1.55%	1.40% and 1.38% B. Popular	0.80%	1.55%	1.40%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Annual salary increase rate	1.25%*	2.00%*	B. Popular 1.75% in 2018 and Rest B. Santander 1.25%	N/A	N/A	N/A
Annual social security pension increase rate	1.00%	1.00%	1.00%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	From 0% to 1.50%	From 0% to 1.50%

*	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2019, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of 5.50% (-50 b.p) to -5.02% (+50 b.p.),respectively, and an increase or decrease in the present value of the long-term obligations of 1.14% (-50 b.p.) to -1.11% (+50 b.p.), respectively.
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
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2019	2018	2017	2019	2018	2017
Expected rate of return on plan assets	0.80%	1.55%	1.40%	0.80%	1.55%	1.40%
Expected rate of return on reimbursement rights	0.80%	1.55%	1.40%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2019 and the four preceding years is as follows:

Million euros
	Post-employment plans					Other similar obligations
	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Present value of the obligations:
To current employees	59	60	138	50	48	—	—	—	—	—
Vested obligations to retired employees	5,393	5,332	5,662	4,423	4,551	—	—	—	—	—
To pre-retirees employees	—	—	—	—	—	1,317	1,187	1,647	1,644	1,801
Long-service bonuses and other benefits	—	—	—	—	—	18	17	13	13	12
Other	42	35	112	383	380	—	—	—	—	—
	5,494	5,427	5,912	4,856	4,979	1,335	1,204	1,660	1,657	1,813
Less - Fair value of plan assets	1,547	1,500	1,640	157	157	14	15	17	—	—
Provisions - Provisions for pensions	3,947	3,927	4,272	4,699	4,822	1,321	1,189	1,643	1,657	1,813
Of which:
Internal provisions for pensions	3,759	3,720	4,036	4,432	4,524	1,321	1,189	1,642	1,657	1,813
Insurance contracts linked to pensions (Note 14)	192	210	238	269	299	—	—	1	—	—
Unrecognised net assets for pensions	(4)	(3)	(2)	(2)	(1)	—	—	—	—	—
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

Million euros
	Post-employment plans			Other similar obligations
	2019	2018	2017	2019	2018	2017
Current service cost	12	18	16	1	1	1
Interest cost (net)	53	73	79	15	18	21
Expected return on insurance contracts linked to pensions	(2)	(4)	(4)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	7	7	13
Past service cost	3	3	—	1	5	—
Pre-retirement cost	1	1	—	687	208	248
Other	(29)	(4)	(2)	(2)	—	—
	38	87	89	709	239	283

604	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

In addition, in 2019 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans has increased by EUR 278 million with respect to defined benefit obligations (decrease of EUR 65 million and increase of EUR 41 million in 2018 and 2017, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

Million euros
	Post-employment plans			Other similar obligations
	2019	2018	2017	2019	2018	2017
Present value of the obligations at beginning of year	5,427	5,912	4,856	1,204	1,660	1,657
Incorporation of Group companies, net	—	(36)	1,563	(1)	—	202
Current service cost	12	18	16	1	1	1
Interest cost	72	99	94	15	18	21
Pre-retirement cost	1	1	—	687	208	248
Effect of curtailment/settlement	(29)	(4)	(2)	(2)	—	—
Benefits paid	(400)	(423)	(388)	(599)	(617)	(490)
Benefits paid due to settlements	—	—	(260)	—	—	—
Past service cost	3	3	—	1	5	—
Actuarial (gains)/losses	407	(145)	57	7	6	13
Demographic actuarial (gains)/losses	15	(21)	(7)	(9)	(3)	10
Financial actuarial (gains)/losses	392	(124)	64	16	9	3
Exchange differences and other items	1	2	(24)	22	(77)	8
Present value of the obligations at end of year	5,494	5,427	5,912	1,335	1,204	1,660
The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan Assets
Million euros
	Post-employment plans			Other similar obligations
	2019	2018	2017	2019	2018	2017
Fair value of plan assets at beginning of year	1,500	1,640	157	15	17	—
Incorporation of Group companies, net	—	—	1,507	—	—	18
Expected return on plan assets	19	26	15	—	—	—
Benefits paid	(108)	(115)	(58)	(2)	(2)	(1)
Contributions/(surrenders)	8	21	3	—	—	—
Actuarial gains/(losses)	128	(73)	24	—	(1)	—
Exchange differences and other items	—	1	(8)	1	1	—
Fair value of plan assets at end of year	1,547	1,500	1,640	14	15	17

Insurance Contracts linked to pensions
Million euros
	Post-employment plans			Other similar obligations
	2019	2018	2017	2019	2018	2017
Fair value of insurance contracts linked to pensions at beginning of year	210	238	269	—	1	—
Incorporation of Group companies, net	—	—	—	—	—	2
Expected return on insurance contracts linked to pensions	2	4	4	—	—	—
Benefits paid	(24)	(27)	(29)	—	(1)	(1)
Paid premiums	—	2	1	—	—	—
Actuarial gains/(losses)	4	(7)	(7)	—	—	—
Fair value of insurance contracts linked to pensions at end of year	192	210	238	—	—	1
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group has not made material current contributions in Spain in 2019 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2019 for the next ten years:

Million euros
2020	836
2021	638
2022	569
2023	491
2024	421
2025 to 2029	1,560
ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 93 million in 2019 (2018: EUR 93 million; 2017: EUR 82 million).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2019	2018	2017
Annual discount rate	2.11%	2.90%	2.49%
Mortality tables	"S3 Middle" tables weighted at 84% CMI_2018 projection with initial addition 0.15%, smoothing parameter 7 and 1.25% improvements	108/86 S2 Light	108/86 S2 Light
Cumulative annual CPI growth	3.01%	3.22%	3.15%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.91%	2.94%	2.94%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2019, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 10.27% (-50 b.p.) and -9.08% (+50 b.p.), respectively.If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 6.85% (+50 b.p.) and -6.80% (-50 b.p.), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

606	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The funding status of the defined benefit obligations in 2019 and the four preceding years is as follows:

Million euros
	2019	2018	2017	2016	2015
Present value of the obligations	14,297	12,079	13,056	12,955	12,271
Less-
Fair value of plan assets	14,755	12,887	13,239	13,118	12,880
Provisions - Provisions for pensions	(458)	(808)	(183)	(163)	(609)
Of which:
Internal provisions for pensions	329	130	323	306	150
Net assets for pensions	(787)	(938)	(506)	(469)	(759)
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

Million euros
	2019	2018	2017
Current service cost	27	31	36
Interest cost (net)	(24)	(6)	(6)
	3	25	30
In addition, in 2019 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increase by EUR 601 million with respect to defined benefit obligations (2018: decrease of EUR 481 million; 2017: increase of EUR 121 million).
The changes in the present value of the accrued defined benefit obligations were as follows:

Million euros
	2019	2018	2017
Present value of the obligations at beginning of year	12,079	13,056	12,955
Current service cost	27	31	36
Interest cost	352	320	347
Benefits paid	(441)	(489)	(445)
Contributions made by employees	18	24	20
Past service cost	—	—	—
Actuarial (gains)/losses	1,594	(766)	602
Demographic actuarial (gains)/losses	48	(21)	(184)
Financial actuarial (gains)/losses	1,546	(745)	786
Exchange differences and other items	668	(97)	(459)
Present value of the obligations at end of year	14,297	12,079	13,056

The changes in the fair value of the plan assets were as follows:

Mllion euros
	2019	2018	2017
Fair value of plan assets at beginning of year	12,887	13,239	13,118
Expected return on plan assets	376	326	353
Benefits paid	(441)	(489)	(445)
Contributions	244	209	208
Actuarial gains/(losses)	993	(285)	481
Exchange differences and other items	696	(113)	(476)
Fair value of plan assets at end of year	14,755	12,887	13,239
In 2020 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2019.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2019	2018	2017
Equity instruments	12%	17%	20%
Debt instruments	46%	50%	46%
Properties	11%	10%	13%
Other	31%	23%	21%
The following table shows the estimated benefits payable at 31 December 2019 for the next ten years:

Million euros
2020	391
2021	362
2022	388
2023	403
2024	428
2025 to 2029	2,450
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2019, 2018 and 2017, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 110 million in 2019 (2018: EUR 107 million; 2017: EUR 99 million).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 7.05% and 7.22%, the CPI 3.50% and the mortality table the AT2000.

Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2019, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 6.19% and -5.58%, respectively.These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2019 and the four preceding years is as follows:

Million euros
	2019	Of which business in Brazil	2018	2017	2016	2015
Present value of the obligations	10,717	7,774	9,116	9,534	9,876	8,337
Less-
Of which: with a charge to the participants	176	176	167	193	153	133
Fair value of plan assets	8,826	6,875	7,743	7,927	8,445	7,008
Provisions - Provisions for pensions	1,715	723	1,206	1,414	1,278	1,196
Of which:
Internal provisions for pensions	2,129	1,098	1,541	1,787	1,613	1,478
Net assets for pensions	(116)	(77)	(77)	(98)	(52)	(28)
Unrecognised net assets for pensions	(298)	(298)	(258)	(275)	(283)	(254)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

Million euros
	2019	2018	2017
Current service cost	32	34	35
Interest cost (net)	101	101	104
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	12	5	1
Past service cost	6	3	3
Pre-retirement cost	—	(6)	—
Other	(1)	(203)	(19)
	150	(66)	124
In addition, in 2019 Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans increase by EUR 641 million with respect to defined benefit obligations (increased EUR 64 million and increased EUR 207 million in 2018 and 2017, respectively).
In June 2018, the Group in Brazil reached an agreement with the labour unions to modify the scheme of contributions to certain health benefits, which implied a reduction in commitments amounting to EUR 186 million, shown in the following tables under the heading "Effect to curtailment/settlement".

The changes in the present value of the accrued obligations were as follows:

Million euros
	2019	2018	2017
Present value of the obligations at beginning of year	9,116	9,534	9,876
Incorporation of Group companies, net	—	36	165
Current service cost	32	34	35
Interest cost	651	646	807
Pre-retirement cost	—	(6)	—
Effect of curtailment/settlement	(1)	(199)	(19)
Benefits paid	(666)	(634)	(716)
Benefits paid due to settlements	—	—	(24)
Contributions made by employees	5	5	6
Past service cost	6	3	3
Actuarial (gains)/losses	1,652	390	404
Demographic actuarial (gains)/losses	3	(59)	(140)
Financial actuarial (gains)/losses	1,649	449	544
Exchange differences and other items	(78)	(693)	(1,003)
Present value of the obligations at end of year	10,717	9,116	9,534

608	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The changes in the fair value of the plan assets were as follows:

Million euros
	2019	2018	2017
Fair value of plan assets at beginning of year	7,743	7,927	8,445
Incorporation of Group companies, net	—	—	166
Expected return on plan assets	573	573	732
Benefits paid	(613)	(602)	(683)
Benefits paid due to settlements	—	—	(24)
Contributions	214	199	94
Actuarial gains/(losses)	1,021	308	203
Exchange differences and other items	(112)	(662)	(1,006)
Fair value of plan assets at end of year	8,826	7,743	7,927
In 2020 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2019.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2019	2018	2017
Equity instruments	8%	7%	6%
Debt instruments	84%	83%	84%
Properties	1%	1%	3%
Other	7%	9%	7%
The following table shows the estimated benefits payable at 31 December 2019 for the next ten years:

Million euros
2020	609
2021	615
2022	629
2023	641
2024	655
2025 to 2029	3,418
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

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

Million euros
	2019	2018	2017
Recognised by Spanish companies	1,381	1,647	1,666
Recognised by other EU companies	1,100	1,044	1,127
Recognised by other companies	3,027	2,958	3,048
Of which:
Brazil	2,484	2,496	2,504
	5,508	5,649	5,841
Set forth below is the detail, by type of provision, of the balance at 31 December 2019, 2018 and 2017 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

Million euros
	2019	2018	2017
Provisions for taxes	759	864	1,006
Provisions for employment-related proceedings (Brazil)	776	859	868
Provisions for other legal proceedings	1,522	1,451	1,307
Provision for customer remediation	725	652	885
Regulatory framework-related provisions	67	105	101
Provision for restructuring	641	492	360
Other	1,018	1,226	1,314
	5,508	5,649	5,841
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
The main movements during the 2019 of the breakdown provisions are shown below:
Regarding the provisions for labour processes and others of a legal nature, Brazil has provided EUR 291 and 183 million respectively, with payments of EUR 394 and 229 million, respectively.
Regarding the provisions arising for customer remediation, EUR 192 million provisions in United Kingdom and EUR 59 million provisions in Puerto Rico for customer compensation have been allocated, partially offset with EUR 175 million provisions in United Kingdom and EUR 41 million provisions in Puerto Rico used, and Banco Popular, S.A.U., which an amount of EUR 47 million has been used in the period from floor clauses.
Regarding the provisions constituted by regulatory framework, EUR 99 million have been charged and EUR 103 million have been used in United Kingdom (Bank Levy and FSCS). In addition, EUR 123 have been provisioned in Poland.
Regarding the provisions for restructuring process, EUR 271 million have been provisioned in Spain, EUR 186 million have been provisioned in United Kigdom, EUR 166 million have been provisioned in Brazil and EUR 63 million have been provisioned in in Poland. This increase was partially offset by the use of EUR 165 million in Spain, EUR 139 million in United Kingdom, EUR 40 million in Brazil and EUR 58 million in Poland.

e) Litigation and other matters
i. Tax-related litigation
At 31 December 2019 the main tax-related proceedings concerning the Group were as follows:

•
Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate PIS and COFINS social contribution, extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in May 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The appeals filed by the other entities before the Federal Supreme Court, both for PIS and COFINS, are still pending. These claims are fully provisioned.

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

•
In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Santander Brasil Tecnologia S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (CPMF) of the years 2000, 2001 and part of 2002. In July 2015, after the unfavourable decision of CARF, both entities appealed at Federal Justice in a single proceeding. In June 2019 this action has been dismissed, and the resolution has been appealed to the higher court. There is a provision recognised for the estimated loss.

610	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

•
In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. Actually, it is appealed before the Higher Chamber of CARF. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•
Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

•
Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

•
Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL (‘Social Contribution on Net Income’) of year 2009. The appeal is pending decision in CARF. No provision was recognised in connection with this matter as it is considered to be a contingent liability.

The total amount for the aforementioned Brazil lawsuits related to tax legal obligations or with probable loss risk is approximately EUR 1,145 million, fully provisioned, and the total amount for tax litigation with possible loss risk is approximately EUR 3,962 million.

•
Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 as well as the related issuance and financing costs. On 17 July 2018, the District Court finally ruled against Santander Holdings USA, Inc. On September 5, 2019 the Federal District Court in Massachussests entered a stipulated judgement resolving the Company’s tax liability for fiscal years 2003 to 2005, which had no effect on income. The Company has agreed to resolve the treatment of the same transactions for 2006 and 2007, subject to review by the Congressional Joint Committee on Taxation and final IRS approval, with no effect on income.

•
Banco Santander has appealed before European Courts the Decisions 2011/5/CE of 28 October 2009, and 2011/282/UE of 12 January 2011 of the European Commission, ruling that the deduction regulated pursuant to Article 12.5 of the Corporate Income Tax Law constituted illegal State aid. On November 2018 the General Court confirmed these Decisions but these judgements have been appealed at the Court of justice of the European Union. The dismissal of this appeal would not have effect on equity.

At the date of approval of these consolidated financial statements certain other less significant tax-related proceedings were also in progress.
ii. Non-tax-related proceedings
At 31 December 2019 the main non-tax-related proceedings concerning the Group were as follows:

•
Payment Protection Insurance (PPI): claims associated with the sale by Santander UK plc of payment protection insurance or PPI to its customers. As of 31 December 2019, the remaining provision for PPI redress and related costs amounted to GBP 189 million (EUR 222 million) (2018: GBP 246 million (EUR 275 million)). There was no additional provision in the fourth quarter of 2019. The Financial Conduct Authority (“FCA”) set a deadline of 29 August 2019 for PPI complaints and delivered a nationwide communications campaign to raise awareness of this deadline among consumers. In line with industry experience, we received unprecedented volumes of information requests in August 2019 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline, with the processing of these claims ongoing.

Given the passing of the FCA’s August 2019 time bar, the level of judgment required by management in determining appropriate assumptions has reduced. At 31 December 2019, the key assumptions in calculating the provision were around the estimated number of customer complaints that would be received in respect of customers with successful information requests.
The uphold rates are informed by historical experience and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogenous population.
Cumulative complaints to 31 December 2019 were 4.4 million, including c.327,000 that were still being reviewed. Future expected claims, regardless of the likelihood of Santander UK incurring a liability, were c.49,000. For every additional 10,000 inbound PPI complaints, it would be expected an additional charge of GBP 3.3 million (EUR 3.7 million). In addition, there are legal claims being made by Claims Management Companies challenging the FCA's industry guidance on the treatment of Plevin/recurring non-disclosure assessments.

611

In 2019, it was charged an additional GBP 169 million (EUR 192 million) in respect of PPI. During 2018, no additional provision was registered.
The provision for conduct remediation recognised represents management’s best estimate of Santander UK’s liability in respect of mis-selling of PPI policies.

•
Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca a total of EUR 66 million from the liquidation of the swaps. Mobiliaria Monesa, S.A. (Delforca’s parent company) has commenced a civil proceeding against the Bank claiming damages which, as of date have not been determined. The proceeding has been stayed because the jurisdiction of the Court has been challenged. Within insolvency proceedings before the Commercial Court, both Delforca and Mobiliaria Monesa have instigated a claim against the Bank seeking the recovery of EUR 56.8 million that the Bank received from the liquidation of the swap. The Bank has filed a claim against Delforca seeking the Bank's recognition of its right to receive the credit. At 31 December 2019, the risk is considered remote. The Bank has not recognised any provisions in this connection.

•
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the by-laws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The relevant clause was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On 20 March 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. A rescission action was brought to revert the decision in the main proceedings and suspend procedural enforcement. The external legal advisor of the Bank has classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

•
“Planos Económicos”: like the rest of the banking system in Brasil, Santander Brasil has been the target of customer complaints and collective civil suits stemming from legislative changes and its application to bank deposits, fundamentally ('economic plans'). At the end of 2017, there was an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban), already approved by the Supremo Tribunal Federal, with the purpose of closing the lawsuits. Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the number of endorsements they have made and the number of savers who have demonstrated the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan processes for two years from May 2018.The provisions recorded for the economic plan processes are considered to be sufficient.

•
Floor clauses (“cláusulas suelo”): in consequence of the acquisition of Banco Popular, S.A.U, the Group has been exposed to a material number of transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español, S.A.U. included "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, and after several rulings made by the Court of Justice of the European Union and the Spanish Supreme Court, and the extrajudicial process established by the Spanish Royal Decree-Law 1/2017, of 2 January, Banco Popular Español, S.A.U. made extraordinary provisions that were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. The Group considered that the maximum risk associated with the floor clauses applied in its contracts with consumers, in the most severe and not probable scenario, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed. For this matter, after the purchase of Banco Popular Español, S.A.U., EUR 402 million provisions have been used by the Group (EUR 238 million in 2017, EUR 119 million in 2018 and EUR 45 million in 2019) mainly for refunds as a result of the extrajudicial process mentioned above. As of 31 December 2019, the amount of the Group's provisions in relation to this matter amounts to EUR 79.9 million (2018: EUR 104 million).

•
Banco Popular´s acquisition: considering the declaration setting out the resolution of Banco Popular Español, S.A.U., the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander, S.A. of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution's business, in the application accordance with the single resolution framework regulation referred to in Note 3 of the 2018 consolidated annual accounts, some investors have filed claims against the EU’s Single Resolution Board decision, the FROB's resolution executed in accordance to the aforementioned decision, and claims have been filed and may be filed in the future against Banco Santander, S.A. or other Santander Group companies deriving from or related to the acquisition of Banco Popular Español, S.A.U.. There are also criminal investigations in progress led by the Spanish National Court in connection with Banco Popular Español, S.A.U., although not with its acquisition. On 15 January 2019, the Spanish National Court, applying article 130.2 of the Spanish Criminal Code, declared the Bank the successor entity to Banco Popular Español, S.A.U. (following the merger of the Bank and Banco Popular Español, S.A.U. on 28 September 2018), and, as a result, determined that the Bank assumed the role of the party being investigated in the

612	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

criminal proceeding. The decision was appealed and on 30 April 2019, the Spanish National Court ruled in favor of Banco Santander, S.A. declaring that Banco Santander, S.A. cannot inherit Banco Popular’s potential criminal liability. This ruling was appealed before the Supreme Court who have rejected the appeal.
At this time it is not possible to foresee the total number of lawsuits and additional claims that could be put forth by the former shareholders, nor their economic implications (particularly considering that the resolution decision in application of the new laws is unprecedented in Spain or any other Member State of the European Union and that possible future claims might not specify any specific amount, allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular Español, S.A.U. has been accounted for as disclosed in the aforementioned Note 3.

•
German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Abbey National Treasury Services plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions

The Group is cooperating with the German authorities. According to the state of the investigations, the results and the effects for the Group, which may potentially include the imposition of financial penalties, cannot be anticipated. The Bank has not recognised any provisions in relation to the potential imposition of financial penalties.

•
Attorneys General Investigation of auto loan securitisation transactions and fair lending practices: in October 2014, May 2015, July 2015 and February 2017, Santander Consumer USA Inc. (SC) received subpoenas and/or Civil Investigative Demands (CIDs) from the Attorneys General of the U.S. states of California, Illinois, Oregon, New Jersey, Maryland and Washington under the authority of each state's consumer protection statutes. These states serve on behalf of a group of 33 state Attorneys General. The subpoenas and CIDs contained broad requests for information and the production of documents related to SC’s underwriting, securitization, the recovery efforts servicing and collection of nonprime vehicle loans. SC responded to these requests within the deadlines specified and has otherwise cooperated with the Attorneys General with respect to this matter. The provisions recorded for this investigation are considered sufficient.

•
Financial Industry Regulatory Authority (“FINRA”) Puerto Rico Arbitrations: as of 31 December 2019, Santander Securities LLC (SSLLC) had received 751 FINRA arbitration cases related to Puerto Rico Bonds issued by public and public related entities, as well as Puerto Rico closed-end funds (CEFs). The statements of claims allege, among other things, fraud, negligence, breach of fiduciary duty, breach of contract, unsuitability, over-concentration of the investments and failure to supervise. There were 439 arbitration cases that remained pending as of 31 December 2019.

As a result of various legal, economic and market factors impacting or that could impact of the value Puerto Rico bonds and CEFs, it is possible that additional arbitration claims and/or increased claim amounts may be asserted against SSLLC in future periods. The provisions recorded for these matters are considered sufficient.

•
IRPH Index: a portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the “Índice de Referencia de Préstamos Hipotecarios” known as “IRPH,” which, at the time the contracts were entered into, served as reference rate for mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish banking sector alleging that the use and related disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter has been referred to the Court of Justice of the European Union through a preliminary ruling procedure. Pending the outcome of this referral, the IRPH remains valid as a result of the decision of the Supreme Court of Spain.

On 10 September 2019, the Advocate General of Court of Justice of the European Union (CJEU) issued a non-binding opinion stating that the IRPH index clause is not excluded from the scope of the Directive 93/13 and article 4 of the Directive 93/13 does not apply. The Advocate General concludes that the consumer information must be sufficient to enable the consumer to make a prudent and fully informed decision about the method of calculating the interest rate applicable to the contract and its components parts, specifying not only the full definition of the index used by this calculation method but also the provisions of the relevant national legislation determining that index; and must refer to the past performance of the index. The Advocate General adds that it is for the national court, when carrying out the transparency control, to verify, taking into account all the circumstances surrounding the conclusion of the contract, on the one hand, whether the contract transparently sets out the method of calculating the interest rate, so that the consumer would be able to assess, on the basis of precise and intelligible criteria, the economic consequences for the contract and, on the other hand, whether this contract complies with all the information obligations laid down in national law.
In the event the Court of Justice of the European Union questions these clauses, it would need to be determined the effects of the decision which carries the uncertainty as to the interest rate that would apply to the relevant mortgage loans. Additionally, it is unclear whether such a ruling by the Court of Justice of the European Union would have retroactive effect and to what extent.
The uncertainty regarding the ruling by the Court of Justice of the European Union as well as the effects of such ruling make estimating the potential exposure difficult. Currently, the balance of the relevant mortgage loans held by us equals approximately EUR 4.3 billion. Although it is considered that the decision of the Supreme Court of Spain is well-founded, an unfavorable decision by the Court of Justice of the European Union could result in the charge of a material provision.

•
Banco Santander has been sued in a legal proceeding in which the plaintiff alleges that a contract was concluded whereby he would be entrusted with the functions of CEO of the Bank. In the complaint, the claimant mainly requests a declaratory ruling that affirms the validity and conclusion of such contract and its enforcement together with the payment of certain amounts. If the main request is not granted, the claimant seeks compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. has answered to the complaint. In this answer, it is stated that the conditions to which the appointment was subject to were not met and that the contract required by law was not concluded. The proceeding is ongoing.

•
CHF Polish Mortgage Loans: On 3 October 2019, the Court of Justice of the European Union (CJEU) rendered its decision in relation to a lawsuit against an unrelated bank in Poland, with regards to unfair contractual clauses in consumer agreements, specifically the consequences of potentially unfair contractual clauses in CHF-indexed loan agreements. The CJEU has left to Polish courts the decision on whether the whole contract can be maintained once the abusive terms have been removed, which should in turn decide whether the effects of the annulment of the contract are prejudicial to the consumer. In that case, the court may only integrate the contract with default provisions of national law and decide, in accordance with those provisions, on the applicable rate.

As at 31 December 2019, the Group has a portfolio of mortgage loans denominated in, or indexed to, CHF of approximately PLN 9,891 million (EUR 2,323 million).
In 2019 the Group (Santander Bank Polska and Santander Consumer Bank) in Poland created PLN 173 million(EUR 40.9 million) provision for CHF. This provision represents the best estimate to date given the difficulty to predict the financial impact, as, it is for national courts to decide the relevant issues.
The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.
With the information available to it, the Group considers that, at 31 December 2019, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

Million euros
	2019	2018	2017
Transactions in transit	663	803	811
Accrued expenses and deferred income	6,909	6,621	6,790
Other	5,220	5,664	4,990
	12,792	13,088	12,591
27. Tax matters
a) Consolidated Tax Group
Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).
The other Group companies file income tax return in accordance with the tax regulations applicable to them.
b) Years open for review by the tax authorities
In 2018 the conformity and non-conformity acts relating to the Corporate Income Tax financial years 2009 to 2011 were formalised. The adjustments signed in conformity had no significant impact on results and, in relation to the concepts signed in disconformity both in this year and in previous years (Corporate Income Tax 2003 to 2007), that have been appealed, Banco Santander, S.A., as the Parent of the Consolidated Tax Group, considers, in accordance with the advice of its external lawyers, that the adjustments made should not have a significant impact on the consolidated financial statements, and there are sound arguments as proof in the appeals filed against them. Consequently, no provision has been recorded for this concept. Following the completion of these actions for 2009 to 2011, subsequent years up to and including 2019 are subject to review. At the date of approval of these accounts, the Corporate Income Tax proceedings for periods not yet prescribed up to and including 2015, and the proceedings relate to other taxes up to and including 2016 are on going.
Likewise, relating the Consolidated Tax Group of which Banco Popular Español S.A.U. was the parent, in 2018 a certificate of conformity was drawn up in a partial proceeding, confirming the 2016 Corporate Income Tax return. During 2019, a certificate of disconformity has been drawn up for 2017 Corporate Income Tax, with no impact on profit, and the final assessment has been appealed. In relation to this Consolidated Tax Group, the years 2010 to 2017 inclusive are subject to review.
The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

614	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

Million euros
	2019	2018	2017
Consolidated profit (loss) before tax:
From continuing operations	12,543	14,201	12,091
From discontinued operations	—	—	—
	12,543	14,201	12,091
Income tax at tax rate applicable in Spain (30%)	3,763	4,260	3,628
By the effect of application of the various tax rates applicable in each country*	243	509	539
Of which:
Brazil	502	719	656
United Kingdom	(80)	(99)	(78)
United States	(71)	(57)	68
Chile	(35)	(35)	(48)
Effect of profit or loss of associates and joint ventures	(97)	(221)	(211)
Effect of deduction of goodwill in Brazil	—	—	(164)
Effect of reassessment of deferred taxes	(612)	—	(282)
Permanent differences**	1,130	338	374
Current income tax	4,427	4,886	3,884
Effective tax rate	35.29%	34.40%	32.12%
Of which:
Continuing operations	4,427	4,886	3,884
Discontinued operations (Note 37)	—	—	—
Of which:
Current taxes	3,962	4,763	3,777
Deferred taxes	465	123	107
Income tax (receipts)/payments	2,593	3,342	4,137

*
Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

**	Including the impairment of goodwill in Santander UK in 2019 and the recognition of tax credits in Portugal in 2018.

d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2019, 2018 and 2017:

Million euros
	2019	2018*	2017
Other comprehensive income
Items not reclassified to profit or loss	500	(225)	60
Actuarial gains or (-) losses on defined benefit pension plans	499	(199)	60
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	(42)	—
Financial liabilities at fair value with changes in results attributable to changes in credit risk	43	(26)
Items that may be reclassified to profit or loss	(832)	124	—
Cash flow hedges	(17)	(50)	108
Changes in the fair value of debt instruments through other comprehensive income	(811)	167
Financial assets available for sale			(97)
Debt instruments			(366)
Equity instruments			269
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	(4)	7	(11)
Total	(332)	(101)	60

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January, 2018 (Note 1.d).
e) Deferred taxes
Tax assets in the consolidated balance sheets includes debit balances with the Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.
On 26 June, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every member state as from 1 January 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.
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

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of 29 December 2010, and amended by Law no. 10, of 26 February 2011. In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of 28 February 2013 and, in Spain, through Royal Decree-Law 14/2013, of 29 November confirmed by Law 27/2014, of 27 November tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetizable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetise which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetizable assets generated prior to 2016.
In a similar manner, Italy, by decree of 3 May 2016 has introduced a fee of 1.5% annually to maintain the monetizable of part of the deferred tax assets.
The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2019, 2018 and 2017 is as follows:

Million euros
	2019		2018		2017
	Monetizable* **	Other	Monetizable* **	Other	Monetizable* **	Other
Tax assets:	11,233	11,525	10,866	12,392	11,046	12,164
Tax losses and tax credits	—	3,428	—	4,276	—	4,457
Temporary differences	11,233	8,097	10,866	8,116	11,046	7,707
Of which:
Non-deductible provisions	—	2,751	—	2,613	—	2,336
Valuation of financial instruments	—	400	—	609	—	530
Loan losses	7,645	1,086	7,279	1,308	7,461	1,159
Pensions	3,587	1,009	3,587	632	3,585	723
Valuation of tangible and intangible assets	—	1,317	—	1,215	—	1,077

Tax liabilities:	—	6,522	—	5,568	—	4,837
Temporary differences	—	6,522	—	5,568	—	4,837
Of which:
Valuation of financial instruments	—	2,073	—	1,168	—	1,207
Valuation of tangible and intangible assets	—	1,962	—	1,503	—	1,256
Investments in Group companies	—	831	—	880	—	808

*	Not deductible from regulatory capital.

**
As the circumstances of the aforementioned regulations were met, Banco Popular Español, S.A.U. requested the conversion of part of its monetizable assets in 2016 income tax return (EUR 486 million conversion approved in 2018) and in 2017 income tax form (EUR 995 million, in this case Spanish tax authorities have expressly confirmed the nature of the assets as monetizable, but it considers that conditions for conversion are not met at the end of 2017, without prejudice to the conversion in future years).

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

616	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

These analyses take into consideration all evidence, both positive and negative, of the recoverability of such deferred tax assets, among which we can find, (i) the results generated by the different entities in previous years, (ii) the projections of results of each entity or fiscal group, (iii) the estimation of the reversal of the different temporary differences according to their nature and (iv) the period and limits established under the applicable legislation of each country for the recovery of the different deferred tax assets, thus concluding on the ability of each entity or fiscal group to recover the deferred tax assets registered.
The projections of results used in this analysis are based on the financial budgets approved by both the local directions of the corresponding units and by the Group's administrators. The Group's budget estimation process is common for all units. The Group's management prepares its financial budgets based on the following key assumptions:

a.
Microeconomic variables of the entities that make up the fiscal group in each location: the existing balance structure, the mix of products offered and the commercial strategy at each moment defined by local directions are taken into account, based on the competition, regulatory and market environment.

b.
Macroeconomic variables: estimated growths are based on the evolution of the economic environment considering the expected evolution in the Gross Domestic Product of each location, and the forecasts of interest rates, inflation and exchange rates fluctuations. These data is provided by the Group’s Studies Service, based on external sources of information.

Additionally, the Group performs retrospective contrasts (backtesting) on the variables projected in the past. The differential behavior of these variables with respect to the real market data is considered in the projections estimated in each fiscal year. Thus, and in relation to Spain, the deviations identified by the Directors in recent past years are due to non-recurring events outside the operation of the business, such as the impacts due to the first application of new regulations, the costs assumed for the acceleration of the restructuring plans and the changing effect of the current macroeconomic environment.
Finally, and given the degree of uncertainty of these assumptions, the Group conducts a sensitivity analysis of the most significant assumptions considered in the deferred tax assets’ recoverability analysis, considering any reasonable change in the key assumptions on which the projections of results of each entity or fiscal group and the estimation of the reversal of the different temporary differences are based. In relation to Spain, the sensitivity analysis has consisted of adjusting 50 basis points for growth (gross domestic product) and adjusting 50 basis points for inflation. Following the sensitivity analysis performed, the Group does not estimate significant variations in its future taxable income, in relation to its deferred tax assets.
Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 12,511million, of which EUR 7,422 million were for monetizable temporary differences with the right to conversion into a credit against the Public Finance, EUR 2,330 million for other temporary differences and EUR 2,759 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences will be recovered in a maximum period of 15 years. This period would also apply to the recovery of the recognised tax loss and tax credit carryforwards.
Brazil
The deferred tax assets recognised in Brazil total EUR 6,120 million, of which EUR 3,615 million were for monetizable temporary differences, EUR 2,402 million for other temporary differences and EUR 103 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately 10 years.
United States
The deferred tax assets recognised in the United States total EUR 1,303 million, of which EUR 940 million were for temporary differences and EUR 363 million for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits will be recovered in a period of 15 years.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

Million euros
	Balances at 31 December 2018	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at 31 December 2019
Deferred tax assets	23,258	215	(610)	(92)	(13)	22,758
Tax losses and tax credits	4,276	(301)	(548)	—	—	3,427
Temporary differences	18,982	516	(62)	(92)	(13)	19,331
Of which: monetizable	10,866	427	(60)	—	—	11,233
Deferred tax liabilities	(5,568)	(680)	92	(366)	—	(6,522)
Temporary differences	(5,568)	(680)	92	(366)	—	(6,522)
	17,690	(465)	(518)	(458)	(13)	16,236

Million euros
	Balances at 31 December 2017	IFRS 9 Adoption impact (Balance at January 1, 2018)	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balances at 31 December 2018
Deferred tax assets	23,210	680	241	(807)	149	(215)	23,258
Tax losses and tax credits	4,457	—	(128)	1	—	(54)	4,276
Temporary differences	18,753	680	369	(808)	149	(161)	18,982
Of which: monetizable	11,046	273	391	(844)	—	—	10,866
Deferred tax liabilities	(4,837)	—	(364)	(114)	(315)	62	(5,568)
Temporary differences	(4,837)	—	(364)	(114)	(315)	62	(5,568)
	18,373	680	(123)	(921)	(166)	(153)	17,690

Million euros
	Balances at 31 December 2016	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at 31 December 2017
Deferred tax assets	21,264	(675)	(756)	(1)	3,378	23,210
Tax losses and tax credits	4,934	(279)	(205)	—	7	4,457
Temporary differences	16,330	(396)	(551)	(1)	3,371	18,753
Of which: monetizable	9,649	(185)	(455)	—	2,037	11,046
Deferred tax liabilities	(5,694)	568	414	19	(144)	(4,837)
Temporary differences	(5,694)	568	414	19	(144)	(4,837)
	15,570	(107)	(342)	18	3,234	18,373
Also, the Group did not recognise deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 6,700 million, the use of which EUR 370 million is subject, among other requirements, to time limits.

618	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

f) Tax reforms
The following significant tax reforms were approved in 2019 and previous years:
The Tax Cuts and Jobs Act (the 2017 Act) was approved in the United States on 22 December 2017. The main amendments introduced in this tax regulation affected the US corporate tax rates, some business-related exclusions and deductions and credits. Likewise, this amendment entailed a tax impact for many companies that operate internationally. The main impact is derived from the decrease in the federal tax rate that was reduced from 35% to 21%, which affected both the amount and estimation of the recoverability of deferred tax assets and liabilities during 2017 as well as the profit after tax from 2018. The estimated impact on the Group, arisen from the affected subsidiaries, which was already recorded as of 31 December 2017, did not represent a significant amount in the attributable profit.
On 29 December 2017, Law No. 27430 on the reform of the Argentine tax system was published, whose main measures entered into force on 1 January, 2018, therefore it had no effect on the Group’s accounts in 2017. Among other measures, it is established a gradual reduction of the income tax from the 35% applicable until 2017, to 30% in 2018 and 2019, and up to 25% in 2020 and ahead, which is complemented by a dividend withholding of 7% for those distributed with a charge to 2018 and 2019 financial years, and 13% if distributed with a charge to 2020 onwards.
On December 2016, the Royal Decree-Law 3-2016 was approved in Spain under which the following tax measures were adopted , among others,: (i) The limit for the integration of deferred monetizable tax assets, as well as for set-off for the negative tax was reduced (the limit was reduced from 70% to 25% of the tax base), (ii) this regulation set out a new limit of 50% of the tax rate for the application of deductions in order to avoid double taxation, (iii) this regulation also set out the compulsory impairment reversion for deductible participations in previous years by one fifths independently from the recovery of the participated, and (iv) the regulation included the non-deductibility of the losses generated from the transmission of participations performed from 1 January 2017.
In the United Kingdom, a progressive reduction was approved in 2016 regarding the tax rate of the Corporate Tax, from 20% to 17%. The applicable rate from 1 April, 2017 is 19% and it will be 17% from 1 April 2020. Also, in 2015, a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge applies from 1 January 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.
In Brazil, in 2015, there was also an increase for insurance and financial companies and in the rate of the Brazilian social contribution tax on net income ("Contribuição Social sobre o Lucro Líquido"; CSLL) from 15% to 20% (applicable from 1 September, 2015 to 31 December 2018). Since 1 January, 2019, the tax rate is 15% again, as a result of which the income tax rate (25)% plus the CSLL rate total 40% for those companies. The main change in 2019 was the approval on 12 November of Constitutional Amendment 103/19 modifying the social security system, which includes, among other measures, an increase in the CSLL tax rate for credit institutions from 15% to 20%, effective 1 March 2020. This increase lifted the aggregate tax rate -sum of CSLL and the corporate income tax (Imposto de Renda Pessoa Jurídica; IRPJ)- for credit institutions from 40% to 45%.
In Argentina, the Law Num. 27541 (B.O.E. of 23 December 2019), on Social Solidarity and Production Reactivation in the Context of the Public Emergency, have introduced various modifications to the Argentinean tax system to increase tax receipts. The main amendments are the delay of previously approved lowering of the corporate tax rate from 30% to 25% (scheduled to take effect on 1 January 2020), as well as increasing in dividend withholdings from 7% to 13% (pushed back to 1 January 2021). Additionally the adjustment for tax inflation that was to be applied on a transitional basis in 1/3 of 2019, with the remaining two-thirds pending application in equal parts in 2020 and 2021, has been lowered to 1/6 in 2019, with the rest being deferred over the next five years. The same deferral rule will apply if there is an inflation adjustment in 2020.
On 27 November 2019 has entered into force the Protocol amending the Convention between the United States of America and the kingdom of Spain for the Avoidance of Double Taxation (DTT). The revision of the Convention introduces substantial reductions in the withholding rates that apply to different types of income, highlighting the reduction of the withholding rate on dividends to 5% for shareholdings of more than 10%, the elimination of withholding for shareholdings greater than 80% and elimination of withholding at source on interests and royalties.
g) Other information
In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 2,000 for the year 2019/20. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
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
a) Breakdown
The detail, by Group company, of Equity - Non-controlling interests is as follows:

	2019	2018	2017
Santander Consumer USA Holdings Inc.	1,565	1,652	1,479
Santander Bank Polska S.A.	1,597	1,538	1,901
Grupo PSA	1,569	1,409	1,305
Banco Santander (Brasil) S.A.	1,167	1,114	1,489
Banco Santander - Chile	1,101	1,085	1,209
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	333	1,093	1,056
Grupo Metrovacesa	—	—	836
Other companies*	1,655	1,493	1,481
	8,987	9,384	10,756

Profit/(Loss) for the year attributable to non-controlling interests	1,601	1,505	1,588
Of which:
Banco Santander (Brasil) S.A.	373	292	288
Banco Santander - Chile	283	279	264
Grupo PSA	266	232	206
Santander Consumer USA Holdings Inc.	230	218	368
Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México	195	216	194
Santander Bank Polska S.A.	162	173	160
Other companies	92	95	108
TOTAL	10,588	10,889	12,344

*
Includes a Santander UK plc issuance of perpetual convertible equity instruments, at the option of Santander UK plc, into preference shares of Santander UK itself for a nominal amount of GBP 2,250 million (the Group having acquired GBP 1,100 million). Carrying amount of EUR 1,346 million in 2019 (EUR 1,280 million and EUR 1,290 million in 2018 and 2017, respectively).

b) Changes
The changes in Non-controlling interests are summarised as follows:

Million euros
	2019	2018*	2017
Balance at the end of the previous year	10,889	12,344	11,761
Effect of changes in accounting policies**	—	(1,292)	—
Balance at beginning of year	10,889	11,052	11,761
Other comprehensive income***	310	(109)	(583)
Other	(611)	(54)	1,166
Profit attributable to non-controlling interests	1,601	1,505	1,588
Modification of participation rates	(1,623)	(65)	(819)
Change of perimeter	110	(660)	(39)
Dividends paid to minority shareholders	(895)	(687)	(665)
Changes in capital and others concepts	196	(147)	1,101
Balance at end of year	10,588	10,889	12,344

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**	See change in consolidated statements of changes in total equity.

***	Mainly due to Exchange differences.
On 6 September 2019, the period for acceptance of the offer by Banco Santander S.A. to acquire shares of Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México ended (see Note 3). The offer was accepted by securities representing 16.69% of the share capital of Banco Santander México and, consequently, the Group's interest in Banco Santander México was reduced to 91.65% of its share capital, which meant a decrease of EUR 1,012 million in minority interests, as reported in the table above under Changes in percentage of ownership.
During the year 2017, the Group completed the acquisition of 9.65% of shares of Santander Consumer USA Holdings Inc (see Note 3), which resulted in a reduction of EUR 492 million in the balance of Non - controlling interests.
In 2018 there was a loss of control over Metrovacesa, S.A. in the Group, which has led to a decrease of EUR 826 million in the balance of Minority interests (see Note 3).
The foregoing changes are shown in the consolidated statement of changes in total equity.

620	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2019 is summarised below:

Million euros*
	Banco Santander (Brasil) S.A.	Banco Santander (Chile), S.A.	Grupo Financiero Santander México, S.A.B. de C.V.	Santander Bank Polska S.A.	Santander Consumer USA Holdings Inc.
Total assets	172,033	62,151	72,441	44,688	43,706
Total liabilities	156,251	57,246	66,086	39,659	37,097
Net assets	15,782	4,905	6,355	5,029	6,609
Total income	13,951	2,539	3,998	1,717	4,575
Total profit	3,311	919	1,145	511	806

*	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.
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

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

Million of euros
	2019	2018	2017
	(IFRS 9)	(IFRS 9)*	(IAS 39)
Other comprehensive income	(22,032)	(22,141)	(21,776)
Items that will not be reclassified to profit or loss	(4,288)	(2,936)	(4,034)
Actuarial gains and losses on defined benefit pension plans	(4,764)	(3,609)	(4,033)
Non-current assets held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	1	(1)
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	514	597
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	44	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(44)	—
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(39)	75
Items that may be reclassified to profit or loss	(17,744)	(19,205)	(17,742)
Hedges of net investments in foreign operations (Effective portion)	(5,464)	(4,312)	(4,311)
Exchange differences	(14,607)	(15,730)	(15,430)
Hedging derivatives. Cash flow hedges (Effective portion)	300	277	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	2,321	828
Hedging instruments (items not designated)	—	—
Financial assets available-for-sale			2,068
Debt instruments			1,154
Equity instruments			914
Non-current assets classified as held for sale	—	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(294)	(268)	(221)

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).
b) Other comprehensive income- Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans
Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).
Its variation is shown in the consolidated statement of income and expense.
The provisions against equity in 2019 amounted to EUR 1,677 million - see Note 25.b -, with the following breakdown:

•	Increase of EUR 278 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate - reduction from 1.55% to 0.80%.

•
Increase of EUR 601 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution experienced by the main actuarial hypotheses – reduction in the discount rate from 2.90% to 2.11%.

•
Increase of EUR 310 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the reduction in the discount rate (from 9.11% to 7.05% in pension benefits and 9.26% to 7.22% in medical benefits), as well as variations in the other hypotheses.

•
Increase of EUR 150 million in the accumulated actuarial losses relating to the Group's business in Portugal, due mainly to the evolution of the main actuarial assumptions -reduction in the discount rate from 2.10% to 1.10%.

The other modification in accumulated actuarial profit or losses is a increase of the losses of EUR 338 million as a result of the evolution of exchange rates and other effects, mainly in the United Kingdom (appreciation of the pound).

622	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c) Other comprehensive income - Items that will not be reclassified in results - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes of equity instruments at fair value with changes in other comprehensive income.
The following is a breakdown of the composition of the balance as of 31 December 2019 (IFRS 9) under "Other comprehensive income" - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result depending on the geographical origin of the issuer:

Million of euros
	31/12/2019
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Spain	21	(445)	(424)	184
International
Rest of Europe	68	(72)	(4)	379
United States	15	(3)	12	44
Latin America and rest	934	(4)	930	2,256
	1,038	(524)	514	2,863
Of which:
Publicly listed	936	(14)	922	2,283
Non publicly listed	102	(510)	(408)	580
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The changes in 2019 reflect the positive effect of the appreciation of the pound sterling and US dollar and the negative effect of the depreciation of the Brazilian real, whereas the changes in 2018 reflect the negative effect of the depreciation of large part of the currencies, mainly the Brazilian real and pound sterling.
Of the change in the balance in these years, a profit of EUR 230 million, a loss of EUR 556 million and a loss of EUR 1,704 million in 2019, 2018 and 2017, respectively relate to the measurement of goodwill.

The detail, by country is as follows:

	2019	2018	2017
Net balance at end of year	(20,071)	(20,042)	(19,741)
Of which:
Brazilian Real	(13,579)	(12,950)	(11,056)
Pound Sterling	(3,135)	(3,924)	(3,732)
Mexican Peso	(2,439)	(2,312)	(2,230)
Argentine Peso*	—	—	(1,684)
Chilean Peso	(1,560)	(1,238)	(866)
US Dollar	1,654	1,330	555
Other	(1,012)	(948)	(728)

*	In 2019 and 2018, due to the application of IAS 29 for hyperinflationary economies, they have been transferred to Other Reserves (see Note 33).
e) Other comprehensive income -Items that may be reclassified to profit or loss - Hedging derivatives – Cash flow hedges (Effective portion)
Other comprehensive income – Items that may be reclassified to profit or loss - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognised in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

f) Other comprehensive income - Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS 9) and available-for-sale (IAS 39)
Includes the net amount of unrealised changes in the fair value of assets classified as Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS 9) and Financial assets available-for-sale (IAS 39) (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income (IFRS 9) and Financial assets available-for-sale (IAS 39) at 31 December 2019, 2018 and 2017 is as follows:

Million euros
	31 December 2019				31 December 2018*				31 December 2017
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt Instruments issued by central banks
Spain (Note 7)	947	(2)	945	32,413	326	(3)	323	38,550	660	(25)	635	48,217
Rest of Europe	664	(38)	626	19,052	373	(55)	318	17,494	306	(24)	282	20,244
Latin America and rest of the world	839	(121)	718	51,284	448	(117)	331	42,599	404	(129)	275	39,132
Private-sector debt securities	81	(49)	32	20,096	37	(178)	(141)	19,777	90	(128)	(38)	20,888
	2,531	(210)	2,321	122,845	1,184	(353)	831	118,420	1,460	(306)	1,154	128,481

Equity instruments
Domestic
Spain									5	(2)	3	1,373
International
Rest of Europe									166	(2)	164	979
United States									14	(5)	9	560
Latin America and rest of the world									744	(6)	738	1,878
									929	(15)	914	4,790
Of which:
Listed									828	(5)	823	2,900
Unlisted									101	(10)	91	1,890
	2,531	(210)	2,321	122,845	1,184	(353)	831	118,420	2,389	(321)	2,068	133,271

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

624	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

At the end of 2017 the Group assessed whether there is any objective evidence that the instruments classified Changes in the fair value of debt and equity instruments measured at fair value with changes in other comprehensive income and Financial assets available-for-sale (IAS 39) (debt securities and equity instruments) were impaired.
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
As of 1 January 2018, with the entry into force of IFRS 9, the Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.
At the end of the years 2019, 2018 and 2017, the Group recorded under Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss, net due to modification of the consolidated income statement, in the line of financial assets at fair value with changes in other comprehensive income (IFRS 9) a provision of EUR 12 million and EUR 1 million in 2019 and 2018, respectively, and in the line of available-for-sale financial assets (IAS 39) a provision of EUR 10 million in equity instruments in 2017.
Until 31 December 2017, in the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis were assessed, the duration and significance of the fall in its market price below cost for the Group was taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assessed, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.
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

As of 1 January 2018, with the entry into force of IFRS 9, no impairment analysis is performed of equity instruments recognised under Other comprehensive income . IFRS 9 eliminates the need to carry out the impairment estimate on this class of equity instruments and the reclassification to profit and loss on the disposal of these assets, being recognised at fair value with changes in equity.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
The changes in other comprehensive income - Entities accounted for using the equity method were as follows:

Million euros
	2019	2018	2017
Balance at beginning of year	(267)	(222)	(153)
Revaluation gains/(losses)	(33)	(65)	(84)
Net amounts transferred to profit or loss	7	20	15
Balance at end of year	(293)	(267)	(222)
Of which:
Zurich Santander Insurance América, S.L.	(145)	(159)	(145)
30. Shareholders’ equity
The changes in Shareholders' equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders' equity and the changes therein in 2019 is set forth below.
31. Issued capital
a) Changes
At 31 December 2016 the Bank’s share capital consisted of 14,582,340,701 shares with a total par value of EUR 7,291 million.
As a result of the acquisition of Banco Popular Español, S.A.U. described in Note 3, and in order to strengthen and optimize the bank’s equity structure to provide adequate coverage of the acquisition, the Group, on 3 July 2017, reported on the agreement of the executive committee of Banco Santander , S.A.to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.
The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from 6 to 20 July 2017, where 10 preferential subscription rights were required to subscribe 1 new share.
On 7 November 2017, a capital increase of EUR 48 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 95,580,136 shares were issued (0.66% of the share capital).
At 31 December 2017, the Bank’s share capital consisted of 16,136,153,582 shares with a total par value of EUR 8,068 million.
On 7 November 2018, a capital increase of EUR 50 million was made, through which the Santander Dividendo Elección scrip dividend scheme took place, whereby 100,420,360 shares were issued (0.62% of the share capital).
At 31 December 2018, the Bank’s share capital consisted of 16,236,573,942 shares with a total par value of EUR 8,118 million.
On 10 September 2019, a capital increase of EUR 191 million was carried out with the issuance of 381,540,640 shares (2.35% of the Bank's share capital). to meet the takeover bid for 16.69% of the share capital of Banco Santander México, S.A. (see Note 3.a).
Therefore, the Bank’s new capital consists of EUR 8,309 million at 31 December 2019, represented by 16,618,114,582 shares of EUR 0.50 of nominal value each one and all of them from a unique class and series.
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
At 31 December 2019, no shareholder of the Bank individually held more than 3% of its total share capital (which is the significant threshold generally established under Spanish regulations for a significant holding in a listed company to be disclosed). While at 31 December 2019 certain custodians appeared in the register of shareholders as holding more than 3% of the share capital, the Bank understands that those shares were held in custody on behalf of other investors, none of which exceeded that threshold individually. These custodians were State Street Bank and Trust Company (14.06%), The Bank of New York Mellon Corporation (8.12%), Chase Nominees Limited (6.38%), EC Nominees Limited (3.97%) and BNP Paribas (3.40%).
Also, as of that date, BlackRock Inc. had communicated a significant participation in voting rights in the Bank (5.426%), although it specified that the corresponding shares were held on behalf of several funds or other investment entities and that none of them exceeded 3% individually.
Throughout 2019 BlackRock Inc. informed the CNMV of the movements regarding its voting rights in the Bank: 6 February, increase above 5%, 17 April, decrease below 5%, 9 May, increase above 5% and, 23 October, decrease below 5%.
It should be noted that there may be some overlap in the holdings declared by the above mentioned custodians and asset manager.
At 31 December 2019, neither the Bank´s shareholders registry nor the CNMV's registry showed any shareholder resident in a tax haven with a shareholding of 1% or higher of the share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
The ordinary general meeting of shareholders of 7 April 2017 also agreed to delegate to the board of directors the broadest powers so that, within one year from the date of the meeting, it can indicate the date and set the conditions for a capital increase with the issuance of new shares, for an amount of EUR 500 million. The capital increase will have no value or effect if, within the period of one year, the board of directors does not exercise the powers delegated to it.
Likewise, the additional capital authorised by the ordinary general meeting of shareholders on 7 April 2017 is not more than EUR 3,645,585,175. The term available to the Bank’s administrators to execute and carry out capital increases up to that limit ends on 7 April 2020. The agreement grants the board the power to totally or partially exclude the pre-emptive subscription right under the terms of article 506 of the Capital Companies Law, although this power is limited to EUR 1,458,234,070.
At 23 March 2018, the ordinary general meeting of shareholders also agreed to delegate to the board of directors the broadest power to execute the capital increase agreement adopted by the shareholders meeting and the authorization to the Board of directors to increase it.
At 31 December 2019 the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México; Banco Santander - Chile; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Santander Bank Polska S.A. (former Bank Zachodni WBK S.A.) and Santander Consumer USA Holdings Inc.
At 31 December 2019 the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 40 million shares, which represented 0.24% of the Bank’s share capital (63 and 52 million shares, representing 0.39% and 0.32% of the share capital in 2018 and 2017, respectively). In addition, the number of Bank shares owned by third parties and received as security was 227 million shares (equal to 1.36% of the Bank’s share capital).
At 31 December 2019 the capital increases in progress at Group companies and the additional capital authorised by

626	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
The change in the balance of Share premium corresponds to the capital increases detailed in Note 31.a). The increase in 2017 is the result of the capital increase of EUR 6,343 million approved on 3 July 2017 and the reduction of EUR 48 million is due the capital increases charge to reserve arising from the Santander Diviendo Elección program.
The decrease produced in 2018 was a consequence of the decrease of EUR 50 million to cope with the capital increase due to Santander Dividendo Elección program.
The increased produced in 2019 is a consequence of the increase of EUR 1,491 million to cope with the capital increase for the acquisition of Banco Santander México, S.A, Institución de Banca Múltiple, Grupo Financiero Santander México shares on September 10,2019.
Also, in 2019, and an amount of EUR 38 million was transferred from the Share premium account to the Legal reserve (2018: EUR 10 million; 2017: EUR 154 million) (see note 33.b.i).
33. Accumulated retained earnings
a) Definitions
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

b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

Million euros
	2019	2018	2017
Restricted reserves	2,595	2,580	2,880
Legal reserve	1,662	1,624	1,614
Own shares	879	902	1,212
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Unrestricted reserves	10,664	12,099	11,369
Voluntary reserves*	4,603	5,737	6,904
Consolidation reserves attributable to the Bank	6,061	6,362	4,465
Reserves of subsidiaries	41,357	37,593	36,862
Reserves of entities accounted for using the equity method	1,166	917	724
	55,782	53,189	51,835

*	In accordance with the commercial regulations in force in Spain.
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
In 2019 the Bank transferred EUR 38 million from the Share premium account to the Legal reserve (2018: EUR 10 million; 2017: EUR 154 million).
Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at 31 December 2019 the Legal reserve was of the stipulated level.
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
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

Million euros
	2019	2018	2017
Banco Santander (Brasil) S.A. (Consolidated Group)	12,400	10,755	9,874
Santander UK Group	8,079	8,207	7,724
Group Santander Holdings USA	4,528	4,260	4,150
Santander Consumer Finance Group	4,012	2,841	2,465
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	3,810	3,436	3,229
Banco Santander - Chile	3,116	2,963	2,764
Banco Santander Totta, S.A. (Consolidated Group)	2,823	2,729	2,821
Santander Bank Polska S.A.	1,738	1,387	1,093
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	823	714	638
Banco Santander (Suisse) SA.	348	369	381
Santander Investment, S.A.	146	208	202
Banco Santander Río S.A.	(197)	(82)	1,639
Other companies and consolidation adjustments*	(269)	(194)	(118)
	41,357	37,593	36,862
Of which, restricted	3,193	2,964	2,777

*	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.
34. Other equity instruments and own shares
a) Equity instruments issued not capital and other equity instruments
Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognised in other “Shareholders’ equity” items.
On 8 September 2017, Banco Santander issued contingent redeemable perpetual bonds (the “Fidelity Bonds”) amounting to EUR 981 million nominal value -EUR 686 million fair value. On 31 December 2019 amounted to EUR 598 million (EUR 565 million on 31 December 2018).
Additionally, at 31 December 2019 the Group had other equity instruments amounting to EUR 146 million.

b) Own shares
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
The Bank’s shares owned by the consolidated companies accounted for 0.051% of issued share capital at 31 December 2019 (31 December 2018: 0.075%; 31 December 2017: 0.024%).
The average purchase price of the Bank’s shares in 2019 was EUR 4.09 per share and the average selling price was EUR 4.11 per share.
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 6 million of losses in 2019 (2018: EUR 0 million; 2017: EUR 26 million of profit).
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
Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	2019	2018	2017
Loans commitment granted	241,179	218,083	207,671
Of which doubtful	352	298	81
Financial guarantees granted	13,650	11,723	14,499
Of which doubtful	154	181	254
Financial guarantees	13,619	11,557	14,287
Credit derivatives sold	31	166	212
Other commitments granted	68,895	74,389	64,917
Of which doubtful	747	983	992
Technical guarantees	33,890	35,154	30,273
Other	35,005	39,235	34,644
The breakdown as at 31 December 2019 of the exposures and the provision fund (see note 25) out of balance sheet by impairment stage under IFRS 9 is EUR 316,116 million and EUR 417 million (EUR 297,409 million and EUR 382 million in 2018) in stage 1, EUR 6,355 million and EUR 145 million (EUR 5,324 million and EUR 132 million in 2018) in stage 2 and EUR 1,253 million and EUR 177 million (EUR 1,462 million and EUR 265 million in 2018) in stage 3, respectively.

628	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Additionally, the Group had provisions for guarantees and commitments granted for an amount of EUR 617 million and a doubtful exposure amounting to EUR 1,327 million, as at 31 December 2017.
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
b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

Million euros
	2019	2018	2017
Investment funds	142,988	127,564	135,749
Pension funds	11,843	11,160	11,566
Assets under management	22,079	19,131	19,259
	176,910	157,855	166,574
ii. Non-managed marketed funds
At 31 December 2019 there are non-managed marketed funds totalling EUR 49,490 million (31 December 2018: EUR 42,211 million; 31 December 2017: EUR 41,398 million).
c) Third-party securities held in custody
At 31 December 2019 the Group held in custody debt securities and equity instruments totalling EUR 229,381 million (31 December 2018: EUR 940,650 million; 31 December 2017 EUR 997,061 million) entrusted to it by third parties. The decrease in 2019 is due to the agreement to sell the deposit and custody business to Crédit Agricole S.A. (see note 3).
36. Hedging derivatives
The Group, within its financial risk management strategy, and in order to reduce asymmetries in the accounting treatment of its operations, enters into hedging derivatives on interest, exchange rate, credit risk or variation of stock prices, depending on the nature of the risk covered.
Based on its objective, the Group classifies its hedges in the following categories:

•
Cash flow hedges: cover the exposure to the variation of the cash flows associated with an asset, liability or a highly probable forecast transaction. This cover the variable-rate issues in foreign currencies, fixed-rate issues in non-local currency, variable-rate interbank financing and variable-rate assets (bonds, commercial loans, mortgages, etc.).

•
Fair value hedges: cover the exposure to the variation in the fair value of assets or liabilities, attributable to an identified and hedged risk. This covers the interest risk of assets or liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, interests in entities, issues in foreign currencies and deposits or other fixed rate liabilities.

•	Hedging of net investments abroad: cover the exchange rate risk of the investments in subsidiaries domiciled in a country with a different currency from the functional one of the Group.
The following tables contains details of the hedging instruments used in the Group's hedging strategies as of 31 December 2019 and 31 December 2018:

Million euros
	2019
		Carrying amount
	Notional Value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line ítems
Fair value hedges	202,548	3,570	3,649	(1,522)
Interest rate risk	183,586	3,032	3,160	(1,346)
Equity swap	78	—	1	1	Hedging derivatives
Future interest rate	12,325	—	32	(476)	Hedging derivatives
Interest rate swap	117,439	2,651	2,297	(429)	Hedging derivatives
Call money swap	44,791	91	472	(295)	Hedging derivatives
Currency swap	8,728	272	349	(126)	Hedging derivatives
Swaption	50	9	9	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	160	8	—	(21)	Hedging derivatives
Exchange rate risk	10,006	73	55	(60)
Curency swap	284	24	1	—	Hedging derivatives
Fx forward	9,722	49	54	(60)	Hedging derivatives
Interest rate and exchange rate risk	8,698	465	428	(116)
Interest rate swap	869	16	1	(45)	Hedging derivatives
Call money swap	277	—	4	(4)	Hedging derivatives
Currency swap	7,552	449	423	(67)	Hedging derivatives
Inflation risk	—	—	—	5
Call money swap	—	—	—	5	Hedging derivatives
Credit risk	258	—	6	(5)
CDS	258	—	6	(5)	Hedging derivatives

Cash flow hedges	135,439	3,398	1,618	(1,540)
Interest rate risk	55,810	277	261	(267)
Futures	21,655	33	147	(93)	Hedging derivatives
Future interest rate	771	—	—	(64)	Hedging derivatives
Interest rate swap	21,492	99	97	(105)	Hedging derivatives
Call money swap	6,164	30	12	8	Hedging derivatives
Currency swap	2,345	98	5	(17)	Hedging derivatives
Floor	3,383	17	—	4	Hedging derivatives
Exchange rate risk	31,803	463	660	(405)
FX forward	10,595	237	216	(145)	Hedging derivatives
Future interest rate	9,290	—	—	113	Hedging derivatives
Interest rate swap	888	12	11	(6)	Hedging derivatives
Currency swap	11,030	214	433	(365)	Hedging derivatives
Deposits borrowed	—	—	—	(2)	Deposits
Interest rate and exchange rate risk	38,938	2,625	640	(826)
Interest rate swap	7,347	133	5	201	Hedging derivatives
Currency swap	27,044	2,492	622	(1,020)	Hedging derivatives
Call money swap	4,547	—	13	(7)	Hedging derivatives
Inflation risk	8,830	33	53	(44)
Fx forward	2,230	5	4	4	Hedging derivatives
Currency swap	6,511	28	42	(44)	Hedging derivatives
Call money swap	89	—	7	(4)	Hedging derivatives
Equity risk	58	—	4	2
Option	58	—	4	2	Hedging derivatives
Other risk	—	—	—	—
Future FX and c/v term RF	—	—	—	—	Hedging derivatives

Hedges of net investments in foreign operations	24,477	248	781	—
Exchange rate risk	24,477	248	781	—
FX forward	24,477	248	781	—	Hedging derivatives
	362,464	7,216	6,048	(3,062)

630	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
	2018
		Carrying amount
	Notional Value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line ítems
Fair value hedges	178,719	3,451	5,114	96
Interest rate risk	163,069	2,642	4,620	16
Equity swap	109	—	2	—	Hedging derivatives
Future interest rate	7,702	—	—	(126)	Hedging derivatives
Interest rate swap	129,045	2,339	4,172	281	Hedging derivatives
Call money swap	19,579	170	250	(32)	Hedging derivatives
Currency swap	4,957	121	45	(17)	Hedging derivatives
Inflation swap	—	—	—	9	Hedging derivatives
Swaption	51	6	6	—	Hedging derivatives
Collar	15	1	—	—	Hedging derivatives
Floor	1,611	5	145	(99)	Hedging derivatives
Exchange rate risk	3,191	17	(3)	43
Fx forward	3,191	17	(3)	43	Hedging derivatives
Interest rate and exchange rate risk	12,237	792	493	42
Interest rate swap	3,022	143	20	(15)	Hedging derivatives
Call money swap	20	—	—	—	Hedging derivatives
Currency swap	9,195	649	473	57	Hedging derivatives
Inflation risk	168	—	4	(5)
Call money swap	64	—	3	(3)	Hedging derivatives
Currency swap	104	—	1	(2)	Hedging derivatives
Credit risk	54	—	—	—
CDS	54	—	—	—	Hedging derivatives

Cash flow hedges	118,400	4,865	976	(28)
Interest rate risk	39,165	307	250	182
Fx forward	985	—	22	(22)	Hedging derivatives
Future interest rate	127	—	—	29	Hedging derivatives
Interest rate swap	33,956	240	202	159	Hedging derivatives
Currency swap	2,350	57	26	11	Hedging derivatives
Floor	1,747	10	—	5	Hedging derivatives
Exchange rate risk	38,457	971	568	(878)
Future FX and c/v term FV	4,955	—	—	(697)	Hedging derivatives
FX forward	3,283	186	15	(36)	Hedging derivatives
Future interest rate	4,946	—	—	(12)	Hedging derivatives
Interest rate swap	1,055	10	5	8	Hedging derivatives
Currency swap	23,904	775	548	(142)	Hedging derivatives
Floor	314	—	—	—	Hedging derivatives
Deposits borrowed	—	—	—	1	Deposits
Interest rate and exchange rate risk	34,383	3,542	124	665
Interest rate swap	12,572	20	97	(7)	Hedging derivatives
Currency swap	21,811	3,522	27	672	Hedging derivatives
Inflation risk	6,318	45	30	11
FX forward	414	—	9	(1)	Hedging derivatives
Currency swap	5,904	45	21	12	Hedging derivatives
Equity risk	77	—	4	(8)
Option	77	—	4	(8)	Hedging derivatives
Other risk	—	—	—	—
Future FX and c/v term RF	—	—	—	—	Hedging derivatives

Hedges of net investments in foreign operations	21,688	291	273	(1)
Exchange rate risk	21,688	291	273	(1)
FX forward	21,688	291	273	(1)	Hedging derivatives
	318,807	8,607	6,363	67

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
Effectiveness is assessed by comparing changes in the fair value of the derivatives with changes in the fair value of the hedged item attributable to the hedged risk by applying a hypothetical derivative method using linear regression techniques.
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

On the other hand, the interest and exchange rate risk of loans granted to corporate clients at a fixed rate is generally covered. These coverages, are carried out through Interest Rate Swaps, Cross Currency Swaps and Exchange Rate Derivatives (Forex Swaps and Forex Forward).
In addition, the Bank manages the interest and exchange risk of debt issues in their various categories (issuing covered bonds, perpetual, subordinated and senior bond) and in different currencies, denominated at fixed rates, and therefore subject to changes in their fair value. These issues are covered through Interest Rate Swaps, Cross Currency Swaps or a combination of both by applying differentiated fair value hedging strategies for interest rate risk and cash flow hedging strategies to cover foreign exchange risk.
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
Regarding cash flow hedges, the objective is to hedge the cash flow exposure to changes in interest rates and exchange rates.
For retrospective purposes, all cash flows generated by the structure (hedged item and hedging instrument) are compared to measure effectiveness. The objective is to obtain a synthetic hedge resulting from the application of the hedging instrument. The total discounted cash flows obtained are compared with the target set for the calculation of potential ineffectiveness.
For prospective purposes, the cash flows of the structure are calculated by shifting the curve by one basis point. As in the retrospective test, the calculation of the flows will take into account the time factor. The measurement of effectiveness is identical to that of the retrospective test, using the new flows based on the new curve-shift scenario applied to both the hedged item and the hedging instrument.
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

632	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
Banco Santander Brazil has, on the one hand, fixed-rate government bond portfolios and, therefore, they are exposed to changes in fair value due to movements in market interest rates. The entity manages this risk by contracting derivatives (Interest Rate Swaps or Futures) in which they pay a fixed rate and receive a variable rate. The interest rate risk is the only one hedged and consequently other risks, such as credit risk, are managed but not hedged by the entity. This strategy is designated as a fair value hedge and its effectiveness is evaluated by comparing by linear regression the changes in the fair value of the bonds with the changes in the fair value of the derivatives. On the other hand, as part of the fair value hedge strategy, it has corporate loans in different currencies than the local one and is therefore exposed to changes in fair value due to exchange rates. This risk is mitigated by contracting Cross Currency Swaps. Its effectiveness is evaluated by comparing changes in the fair value of loans attributable to changes subject of hedge with changes in the fair value of derivatives.
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
In the hedge of cash flows, Banco Santander Brazil has portfolios of loans and government bonds in different currency than the entity's functional currency and, therefore, it is subject to the risk of changes in currency rates. This exposure will be mitigated by hiring cross currency swaps and futures. Its effectiveness is assessed by comparing changes in fair value of loans and bonds, caused by the hedge risk, to changes in fair value of such derivatives.
Finally, they have a portfolio of variable rate government bonds, so they are exposed to changes in the value due to changes in interest rates. In order to mitigate these changes, a future is hired in which a variable rate is paid and a fixed rate is received. Its effectiveness is assessed by comparing changes in the fair value loans and bonds to changes in the fair value of the futures.
In any case, in the event of ineffectiveness in fair value or cash flow hedges, the entity mainly considers the following causes:

•	Possible economic events affecting the entity (e.g.: default),

•	For movements and possible market-related differences in the collateralized and non-collateralized curves used in the valuation of derivatives and hedged items, respectively.

•	Possible differences between the nominal value, settlement/price dates and credit risk of the hedged item and the hedging element.

Regarding net foreign investments hedges, basically, they are allocated in Banco Santander, S.A. and Santander Consumer Finance Group. The Group assumes, as a priority objective in risk management, to minimize – up to a determined limit set up by the responsible for the financial management of the Group- the impact on the calculation of the capital ratio of their permanent investments included within the consolidation perimeter of the Group, and whose shares are legally named in a different currency than the holding has. For this purpose, financial instruments (generally derivatives) on exchange rates are hired, that allow mitigating the impact on the capital ratio of changes in the forward exchange rate. The Group hedges the risk, mainly, for the following currencies: BRL, CLP, MXN, CAD, COP, CNY, GBP, CHF, NOK, USD, SAR, MAD and PLN.
The instruments used to hedge the risk of these investments are Forex Swaps, Forex Forward and buys/sells of spot currencies.
In the case of this type of hedge, the ineffectiveness scenarios are considered to be of low probability, given that the hedging instrument is designated considering the determined position and the spot rate at which it is found.
The following table sets out the maturity profile of the hedging instruments used in the Group's non-dynamic hedging strategies:

634	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
	31 December 2019
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	5,816	14,591	43,236	90,707	48,198	202,548
Interest rate risk	5,468	9,055	37,627	86,119	45,317	183,586
Equity swap	—	11	25	42	—	78
Future interest rate	16	—	606	6,066	5,637	12,325
Interest rate swap	734	3,532	24,382	62,474	26,317	117,439
Call money swap	4,674	5,318	12,085	14,653	8,061	44,791
Currency swap	44	194	529	2,819	5,142	8,728
Swaption	—	—	—	50	—	50
Collar	—	—	—	15	—	15
Floor	—	—	—	—	160	160
Exchange rate risk	333	4,090	5,172	411	—	10,006
Currency swap	4	—	90	190	—	284
Fx forward	329	4,090	5,082	221	—	9,722
Interest rate and exchange rate risk	15	1,432	437	3,933	2,881	8,698
Interest rate swap	—	—	—	869	—	869
Call money swap	—	—	—	21	256	277
Currency swap	15	1,432	437	3,043	2,625	7,552
Credit risk	—	14	—	244	—	258
CDS	—	14	—	244	—	258

Cash flow hedges	16,506	5,912	38,678	62,119	12,224	135,439
Interest rate risk	13,023	2,179	13,011	26,332	1,265	55,810
Futures	12,304	385	3,196	5,770	—	21,655
Future interest rate	—	—	—	771	—	771
Interest rate swap	460	864	7,441	12,585	142	21,492
Call money swap	—	398	1,253	3,925	588	6,164
Currency swap	259	354	231	966	535	2,345
Floor	—	178	890	2,315	—	3,383
Exchange rate risk	2,300	2,572	14,324	11,753	854	31,803
FX forward	2,173	1,746	3,404	3,272	—	10,595
Future interest rate	—	—	9,290	—	—	9,290
Interest rate swap	—	—	—	888	—	888
Currency swap	127	826	1,630	7,593	854	11,030
Interest rate and exchange rate risk	1,086	308	9,221	20,782	7,541	38,938
Interest rate swap	—	—	1,917	2,880	2,550	7,347
Currency swap	1,086	308	5,553	15,106	4,991	27,044
Call money swap	—	—	1,751	2,796	—	4,547
Inflation risk	97	853	2,114	3,204	2,562	8,830
FX forward	—	117	1,205	908	—	2,230
Currency swap	97	736	909	2,207	2,562	6,511
Call money swap		—	—	89	—	89
Equity risk	—	—	8	48	2	58
Option	—	—	8	48	2	58
Other risk	—	—	—	—	—	—
Future FX and c/v term RF	—	—	—	—	—	—

Hedges of net investments in foreign operations	2,735	4,191	14,192	3,359	—	24,477
Exchange rate risk	2,735	4,191	14,192	3,359	—	24,477
FX forward	2,735	4,191	14,192	3,359	—	24,477
	25,057	24,694	96,106	156,185	60,422	362,464

Million euros
	31 December 2018
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges:	9,377	17,989	23,773	78,541	49,039	178,719
Interest rate risk	8,436	12,519	21,987	73,817	46,310	163,069
Equity swap	—	27	46	36	—	109
Future interest rate	668	2,012	981	2,650	1,391	7,702
Interest rate swap	7,672	10,213	18,423	60,330	32,407	129,045
Call money swap	96	267	1,823	6,967	10,426	19,579
Currency swap	—	—	714	2,368	1,875	4,957
Swaption	—	—	—	51	—	51
Collar	—	—	—	—	15	15
Floor	—	—	—	1,415	196	1,611
Exchange rate risk	17	1,855	1,147	172	—	3,191
Fx forward	17	1,855	1,147	172	—	3,191
Interest rate and exchange rate risk	924	3,615	639	4,503	2,556	12,237
Interest rate swap	445	1,462	35	710	370	3,022
Call money swap	—	—	—	—	20	20
Currency swap	479	2,153	604	3,793	2,166	9,195
Inflation risk	—	—	—	—	168	168
Call money swap	—	—	—	—	64	64
Currency swap	—	—	—	—	104	104
Credit risk	—	—	—	49	5	54
CDS	—	—	—	49	5	54

Cash flow hedges	18,684	6,994	16,954	62,947	12,821	118,400
Interest rate risk	2,079	2,984	7,530	26,020	552	39,165
Fx forward	49	377	559	—	—	985
Future interest rate	2	—	—	125	—	127
Interest rate swap	2,028	2,161	5,957	23,593	217	33,956
Currency swap	—	446	839	730	335	2,350
Floor	—	—	175	1.572	—	1,747
Exchange rate risk	16,166	3,478	5,896	11,984	933	38,457
Future FX and c/v term FV	4,955	—	—	—	—	4,955
FX forward	1,423	—	47	1,813	—	3,283
Future interest rate	4,946	—	—	—	—	4,946
Interest rate swap	—	—	—	1,055	—	1,055
Currency swap	4,842	3,478	5,535	9,116	933	23,904
Floor	—	—	314	—	—	314
Interest rate and exchange rate risk	—	8	2,921	21,930	9,524	34,383
Interest rate swap	—	8	898	8,456	3,210	12,572
Currency swap	—	—	2,023	13,474	6,314	21,811
Inflation risk	439	524	566	2,977	1,812	6,318
FX forward	—	121	156	137	—	414
Currency swap	439	403	410	2,840	1,812	5,904
Equity risk	—	—	41	36	—	77
Option	—	—	41	36	—	77
Other risk	—	—	—	—	—	—
Future FX and c/v term RF	—	—	—	—	—	—

Hedges of net investments in foreign operations	555	777	11,067	9,289	—	21,688
Exchange rate risk	555	777	11,067	9,289	—	21,688
FX forward	555	777	11,067	9,289	—	21,688
	28,616	25,760	51,794	150,777	61,860	318,807

636	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Additionally, the profile information of maturities and the price/average rate for the most representative geographies is shown:
Santander UK Group

	31 December 2019
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	5,118	6,822	32,210	51,307	15,397	110,854
Average fixed interest rate (%) GBP	0.770	0.900	0.880	1.330	3.000
Average fixed interest rate (%) EUR	(0.410)	0.290	2.210	1.360	2.360
Average fixed interest rate (%) USD	—	1.540	1.990	2.690	4.560
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	887	—	394	738	2,019
Average GBP/EUR exchange rate	—	—	—	1.178	1.160
Average GBP/USD exchange rate	—	1.511	—	—	—
Average fixed interest rate (%) EUR	—	—	—	3.520	2.120
Average fixed interest rate (%) USD	—	2.380	—	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	398	1,253	5,490	588	7,729
Average fixed interest rate (%) GBP	—	0.760	0.820	1.460	0.400
Foreign exchange risk
Exchange rate instruments
Nominal	1,395	2,491	4,417	7,019	—	15,322
Average GBP/JPY exchange rate	—	145.928	143.086	140.815	—
Average GBP/EUR exchange rate	—	1.144	1.117	1.153	—
Average GBP/USD exchange rate	1.286	1.252	1.293	1.299	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	954	—	7,626	15,089	7,291	30,960
Average GBP/EUR exchange rate	1.274	—	1.169	1.311	1.209
Average GBP/USD exchange rate	—	—	1.536	1.581	1.450
Average fixed interest rate (%) GBP	2.490	—	2.160	2.870	2.960

	31 December 2018
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6,888	9,403	16,333	44,166	17,498	94,288
Average fixed interest rate (%) GBP	0.633	0.788	1.057	1.586	2.849
Average fixed interest rate (%) USD	(0.223)	0.670	0.911	1.085	1.261
Average fixed interest rate (%) EUR	1.513	1.314	1.337	2.684	2.179
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	877	2,894	—	1,331	585	5,687
Average GBP/EUR exchange rate	—	—	—	1.183	1.168
Average GBP/USD exchange rate	1.580	1.332	—	1.511	—
Average fixed interest rate (%) EUR	—	—	—	3.888	3.923
Average fixed interest rate (%) USD	3.615	2.500	—	2.375	7.950
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	1,917	2,225	3,466	—	7,608
Average fixed interest rate (%) GBP	—	0.726	0.733	1.334	—
Foreign exchange risk
Exchange rate instruments
Nominal	4,378	2,853	3,310	7,132	—	17,673
Average GBP/JPY exchange rate	—	147.215	146.372	145.319	—
Average GBP/EUR exchange rate	—	—	1.280	1.135	—
Average GBP/USD exchange rate	1.304	1.307	1.310	1.305	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	2,859	21,288	9,495	33,642
Average GBP/EUR exchange rate	—	—	1.252	1.271	1.217
Average GBP/USD exchange rate	—	—	1.633	1.545	1.511
Average fixed interest rate (%) GBP	—	—	2.340	2.660	2.900

638	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Banco Santander, S.A.

	31 December 2019
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	8	106	1,406	16,707	10,219	28,446
Average fixed interest rate (%) GBP	—	—	—	1.43	6.82
Average fixed interest rate (%) EUR	5.30	2.41	3.20	0.79	2.58
Average fixed interest rate (%) CHF	—	—	—	0.80	0.40
Average fixed interest rate (%) JPY	—	—	—	0.46	—
Average fixed interest rate (%) USD	—	—	2.05	3.12	3.93
Foreign exchange risk
Exchange rate instruments
Nominal	211	3,903	4,777	—	—	8,891
Average fixed interest rate (%) GBP/EUR	—	0.86	0.87	—	—
Average fixed interest rate (%) USD/EUR	—	1.12	1.12	—	—
Average fixed interest rate (%) USDCLP	747.72	747.90	746.70	—	—
Average CNY/EUR exchange rate	—	7.91	8.01	—	—
Average SAR/EUR exchange rate	4.16	4.18	—	—	—

Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	14	289	346	2,599	949	4,197
Average fixed interest rate (%) AUD/EUR	—	—	—	4	4.66
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	6.16	—	—
Average fixed interest rate (%) RON/EUR	—	—	—	4.85	—
Average fixed interest rate (%) HKD/EUR	—	—	2.52	2.58	—
Average fixed interest rate (%) JPY/EUR	—	—	0.54	0.66	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) CHF/EUR	—	—	—	—	1.24
Average fixed interest rate (%) USD/COP	7.54	—	5.67	7.62	7.22
Average AUD/EUR exchange rate	—	—	—	1.4989	1.5080
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.1711	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average HKD/EUR exchange rate	—	—	8.7185	8.782	—
Average JPY/EUR exchange rate	—	—	130.4700	132.4608	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average RON/EUR exchange rate	—	—	—	4.7271	—
Average CHF/EUR exchange rate	—	—	—	1.0924	1.1053
Average USD/COP exchange rate	0.0003	—	0.0003	0.0003	0.0003
Average USD/MXN exchange rate	—	—	—	0.0520	—
Credit Risk
Credit risk instruments
Nominal	—	13	—	244	—	257
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	353	4,410	207	4,970
Interest rate risk
Bond Forward instruments
Nominal	11,626	—	1,792	5,443	—	18,861

Hedges of net investments in foreign operations
Exchange rate risk
Exchange rate instruments
Nominal	2,592	3,838	13,595	3,359	—	23,384
Average BRL/EUR exchange rate	4.59	4.74	4.74	4.88	—
Average CLP/EUR exchange rate	822.13	822.32	811.64	824.36	—
Average COP/EUR exchange rate	—	—	3,828.61	—	—
Average GBP/EUR exchange rate	0.89	0.91	0.94	—	—
Average MAD/EUR exchange rate	—	10.77	10.87	—	—
Average MXN/EUR exchange rate	23.49	23.10	23.27	—	—
Average PLN/EUR exchange rate	4.37	4.38	4.39	—	—

640	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	500	665	425	12,987	22,025	36,602
Average fixed interest rate (%) GBP	—	—	—	—	7.08
Average fixed interest rate (%) EUR	3.75	0.63	2.06	1.81	3.20
Average fixed interest rate (%) CHF	—	—	—	0.76	1.04
Average fixed interest rate (%) USD	—	—	1.38	3.43	4.11
Foreign exchange risk
Exchange rate instruments
Nominal	—	1,825	771	—	—	2,596
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	41	461	120	2,083	951	3,656
Average fixed interest rate (%) AUD/EUR	—	—	—	4.00	—
Average fixed interest rate (%) CZK/EUR	—	—	—	0.86	—
Average fixed interest rate (%) EUR/COP	—	—	7.54	—	—
Average fixed interest rate (%) HKD/EUR	—	—	—	2.52	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.64	1.28
Average fixed interest rate (%) NOK/EUR	—	—	—	—	3.61
Average fixed interest rate (%) USD/COP	6.13	6.71	—	9.47	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.499
Average CZK/EUR exchange rate	—	—	—	25.407	26.030
Average EUR/GBP exchange rate	—	1.145	—	—	—
Average EUR/COP exchange rate	—	—	0.0003	—	—
Average EUR/MXN exchange rate	—	—	—	—	—
Average HKD/EUR exchange rate	—	—	—	8.718	—
Average JPY/EUR exchange rate	—	—	—	132.014	125.883
Average MXN/EUR exchange rate	—	—	—	14.696	—
Average NOK/EUR exchange rate	—	—	—	—	9.606
Average USD/COP exchange rate	—	—	0.269	—	—
Average USD/MXN exchange rate	—	0.0003	0.0003	—	0.0003
Credit Risk
Credit risk instruments
Nominal	—	—	—	49	5	54
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,942	—	—	6,130	20	8,092
Average fixed interest rate (%) EUR	—	—	—	—	0.55
Hedges of net investments in foreign operations
Exchange rate risk
Exchange rate instruments
Nominal	373	497	10,587	9,289	—	20,746
Average BRL/EUR exchange rate	4.46	—	4.46	4.73	—
Average CLP/EUR exchange rate	—	766.01	768.25	795.1	—
Average CNY/EUR exchange rate	—	—	8.14	—	—
Average COP/EUR exchange rate	—	3,728.01	3,685.8	—	—
Average GBP/EUR exchange rate	—	0.91	0.89	—	—
Average MXN/EUR exchange rate	22.98	—	24.51	24.5	—
Average PLN/EUR exchange rate	—	—	4.38	4.26	—

Consumer Group

	31 December 2019
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	159	1,394	2,154	5,669	18	9,394
Average fixed interest rate (%) EUR	(0.164)	(0.027)	(0.119)	(0.110)	(0.123)
Average fixed interest rate (%) CHF	(0.700)	(0.700)	(0.630)	(0.560)	—
Foreign exchange risk
Exchange rate instruments
Nominal	118	187	304	—	—	609
Average DKK/EUR exchange rate	7.458	7.465	7.458	—	—
Average PLN/EUR exchange rate	4.382	4.302	4.347	—	—
Average CHF/EUR exchange rate	1.093	1.096	—	—	—
Average SEK/EUR exchange rate	—	10.687	—	—	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	—	249	—	499	—	748
Average fixed interest rate (%) DKK	—	7.462	—	7.443	—
Average DKK/EUR exchange rate	—	0.004	—	0.006	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	54	152	379	562	—	1,147
Average fixed interest rate (%) EUR	0.212	0.212	0.212	0.212	—
Foreign exchange risk
Nominal exchange rate instruments
Nominal	14	25	254	953	72	1,318
Average SEK/EUR exchange rate	—	—	10.461	10.529	10.456
Average CHF/EUR exchange rate	—	—	1.094	1.121	—
Average CAD/EUR exchange rate	1,539	1.500	1.528	1.491	—
Average DKK/EUR exchange rate	—	—	7.474	—	—
Average JPY/EUR exchange rate	—	—	131.960	123.116	—
Interest rate and foreign exchange rate risk
Interest rate and exchange rate instruments
Nominal	130	175	1,025	452	—	1,782
Average SEK/EUR exchange rate	10.415	10.362	10.488	10.318	—
Average NOK/EUR exchange rate	—	9.241	9.082	9.281	—
Average CHF/EUR exchange rate	—	1.085	1.090	1.089	—
Average CAD/EUR exchange rate	—	—	—	—	—
Average DKK/EUR exchange rate	7.468	7.466	7.460	7.457	—
Average JPY/EUR exchange rate	—	—	—	4.287	—
Average fixed interest rate (%) EUR	—	—	—	0.410	—
Average fixed interest rate (%) CHF	—	—	—	0.330	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	143	352	597	—	—	1,092
Average NOK/EUR exchange rate	9.920	9.878	10.186	—	—
Average CNY/EUR exchange rate	—	7.9675	—	—	—

642	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	253	672	3,488	6,883	63	11,359
Average fixed interest rate (%) EUR	(0.197)	(0.125)	(0.036)	(0.065)	(0.113)
Average fixed interest rate (%) CHF	(0.659)	(0.696)	(0.679)	(0.561)	—
Foreign exchange risk
Exchange rate instruments
Nominal	17	30	376	—	—	423
Average DKK/EUR exchange rate	7.455	—	7.456	—	—
Average NOK/EUR exchange rate	—	—	9.687	—	—
Average CHF/EUR exchange rate	—	1.138	1.127	—	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	240	339	448	—	1,027
Average SEK/EUR exchange rate	—	—	0.104	—	—
Average DKK/EUR exchange rate	—	0.134	0.134	0.134	—
Average fixed interest rate (%) SEK	—	—	0.008	—	—
Average fixed interest rate (%) DKK	—	0.002	0.003	0.004	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	85	99	313	423	—	920
Average fixed interest rate (%) EUR	0.183	0.183	0.183	0.183	—
Foreign exchange risk
Exchange rate instruments
Nominal	339	557	2,368	1,061	—	4,325
Average SEK/EUR exchange rate	0.101	0.098	0.099	0.099	—
Average NOK/EUR exchange rate	0.108	0.108	0.108	0.108	—
Average CHF/EUR exchange rate	0.896	0.859	0.870	0.900	—
Average CAD/EUR exchange rate	0.654	0.658	0.652	0.656	—
Average DKK/EUR exchange rate	0.134	0.134	0.134	—	—
Average PLN/EUR exchange rate	—	—	0.234	0.233	—
Average USD/EUR exchange rate	—	—	0.897	—	—
Average JPY/EUR exchange rate	—	—	0.008	0.008	—
Hedges of net investments in foreign operations
Foreign exchange risk
Exchange rate instruments
Nominal	181	282	480	—	—	943
Average NOK/EUR exchange rate	103.751	103.538	102.963	—	—
Average CNY/EUR exchange rate	—	—	121.796	—	—

Banco Santander Mexico

	31 December 2019
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	6	140	174	121	2,262	2,703
Average fixed interest rate (%) MXN	5.005	8.475	8.420	7.126	6.584
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	1	5	66	423	1,195	1,690
Average EUR/MXN exchange rate	21.230	—	—	20.992	21.755
Average GBP/MXN exchange rate	—	—	—	25.196	—
Average USD/MXN exchange rate	—	13.300	—	13.300	19.278
Average MXV/MXN exchange rate	—	—	4.680	—	4.680
Average fixed interest rate (%) USD	—	3.930	—	2.460	7.077
Average fixed interest rate (%) EUR	0.500	—	—	2.076	3.012
Average fixed interest rate (%) GBP	—	—	—	6.750	—
Average fixed interest rate (%) MXN	—	—	2.500	—	4.500
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	533	—	533
Average fixed interest rate (%) MXN	—	—	—	7.182	—
Foreign exchange risk
Exchange rate instruments
Nominal	890	—	103	2,793	—	3,786
Average BRL/MXN exchange rate	3.55	—	4.32	5.21	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	2	133	163	208	43	549
Average EUR/MXN exchange rate	16.710	19.318	—	19.169	21.493
Average GBP/MXN exchange rate	—	—	23.130	25.196	—
Average USD/MXN exchange rate	—	—	16.220	12.725	18.227
Average MXV/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) USD	—	7.930	2.628	3.441	4.125
Average fixed interest rate (%) EUR	1.510	—	—	2.600	0.151
Average fixed interest rate (%) GBP	—	—	1.083	6.750	—

644	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	—	1	346	80	—	427
Average fixed interest rate (%) MXN	—	5.180	6.907	5.593	—
Average fixed interest rate (%) USD	—	—	1.465	1.465	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	—	41	282	1,009	1,332
Average EUR/MXN exchange rate	—	—	—	20.470	21.890
Average GBP/MXN exchange rate	—	—	—	24.870	25.310
Average USD/MXN exchange rate	—	—	13.920	13.920	18.390
Average MXV/MXN exchange rate	—	—	5.059	5.059	5.059
Average fixed interest rate (%) USD	—	—	8.000	3.980	4.125
Average fixed interest rate (%) EUR	—	—	—	2.420	2.750
Average fixed interest rate (%) GBP	—	—	—	—	6.750
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	178	—	178
Average fixed interest rate (%) MXN	—	—	—	7.258	—
Foreign exchange risk
Exchange rate instruments
Nominal	1,415	44	56	2,719	103	4,337
Average EUR/MXN exchange rate	—	—	16.679	18.932	18.688
Average GBP/MXN exchange rate	—	—	—	23.127	25.947
Average USD/MXN exchange rate	18.729	20.289	17.918	16.443	18.508
Average BRL/MXN exchange rate	5.863	—	5.732	5.736	—

Banco Santander Brazil

	31 December 2019
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	16	—	606	6,065	5,638	12,325
Average fixed interest rate (%) BRL	7.9200	—	9.2500	6.8800	0.04
Foreign exchange risk
Exchange rate instruments
Nominal	—	1	90	193	—	284
Average USD/BRL exchange rate	—	3.7300	3.7500	3.8300	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	—	7	—	—	7
Average EUR/MXN exchange rate	—	—	—	—	—
Average fixed interest rate (%) BRL	—	—	4.57	—	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	—	—	—	772	—	772
Average fixed interest rate (%) BRL	—	—	—	4.5000	—
Foreign exchange risk and others
Exchange rate instruments
Nominal	—	—	9,290	—	—	9,290
Average USD/BRL exchange rate	—	—	4.57	—	—
Interest rate and foreign exchange rate risk
Exchange rate instruments
Nominal	—	—	—	389	—	389
Average EUR/MXN exchange rate	—	—	—	4.57	—
Average fixed interest rate (%) BRL	—	—	—	—	—

646	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	Million euros
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	668	2,045	—	3,529	1,378	7,620
Average fixed interest rate (%) BRL	9.500	6.967	6.937	10.055	10.030
Foreign exchange rate risk and other
Exchange rate instruments
Nominal	6	15	36	316	38	411
Average USD/BRL exchange rate	3.247	3.303	3.551	3.642	3.265
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	3,877	2,997	3,030	119	—	10,023
Average fixed interest rate (%) BRL	6.500	6.500	6.500	6.500	—
Foreign exchange risk and other
Exchange rate instruments
Nominal	—	8	26	—	238	272
Average USD/BRL exchange rate	—	3.716	3.648	—	3.135

The following table contains details of the hedged exposures covered by the Group's hedging strategies of 31 December 2019 and 31 December 2018:

	Million euros
	31 December 2019
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,958	60,487	2,768	2,298		1,583	—	—
Interest rate risk	122,560	55,538	2,764	2,099		1,370	—	—
Deposits	66,087	8,814	1,584	(5)	Loans and advances/ Deposits	578	—	—
Bond	33,202	24,145	1,150	1,302	Debt instruments/ Debt instruments issued	825	—	—
Repo	22,057	589	27	18	Loans and advances/ Deposits	—	—	—
Liquidity facilities	1,214	4,531	3	(219)	Loans and advances/ Deposits	177	—	—
Issuances assurance	—	3,171	—	12	Debt instruments/ Debt instruments issued	(4)	—	—
Securitisation	—	14,288	—	991	Debt instruments/ Debt instruments issued	(206)	—	—
Exchange rate risk	8,613	—	19	—		58	—	—
Liquidity facilities	57	—	3	—	Loans and advances/ Deposits	3	—	—
Deposits	2,912	—	1	—	Loans and advances/ Deposits	37	—	—
Bonds	5,644	—	15	—	Debt instruments	18	—	—
Interest and Exchange rate risk	3,532	4,949	(21)	199		154	—	—
Borrowed deposits	460	—	—	—	Loans and advances/ Deposits	—	—	—
Bonds	2,262	3,366	(16)	51	Loans and advances/ Deposits	4	—	—
Securitisation	—	1,483	—	150	Debt instruments	152	—	—
Repos	810	100	(5)	(2)	Loans and advances/ Deposits	(2)	—	—
Inflation risk	—	—	—	—		(4)	—	—
Deposits	—	—	—	—	Loans and advances/ Deposits	(1)	—	—
Bonds	—	—	—	—	Debt instruments	(3)	—	—
Credit risk	253	—	6	—		5	—	—
Bonds	253	—	6	—	Debt instruments	5	—	—

648	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	Million euros
	31 December 2019
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Cash flow hedges						(204)	522	(79)
Interest rate risk						(128)	4	(74)
Firm commitment					Other assets/liabilities	18	(11)	—
Deposits					Deposits and loans and advances	1	(5)	14
Government bonds					Debt instruments	(24)	(22)	(63)
Liquidity facilities					Loans and advances	(121)	27	(25)
Secondary market loans					Loans and advances	(2)	3	—
Highly likely scheduled transactions					Other assets/liabilities	—	12	—
Exchange rate risk						(32)	130	(4)
Deposits					Deposits and loans and advances	(3)	140	—
Bonds					Deposits and loans and advances	(237)	4	(4)
Issuances assurance						—	(3)	—
Secondary market loans					Loans and advances	194	(9)	—
Senior titulisation					Debt instruments	15	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	(1)	2	—
Interest and Exchange rate risk						(169)	510	—
Deposits					Deposits and loans and advances	54	(6)	—
Bonds					Debt instruments	29	(25)	—
Securitisation					Debt instruments	(252)	541	—
Inflation risk						20	(22)	0
Deposits					Deposits and loans and advances	23	(24)	—
Bonds					Debt instruments	(3)	2	—
Liquidity facilities					Loans and advances	—	—	—
Equity risk						7	(2)	(1)
Highly likely scheduled transactions					Other assets/liabilities	7	(2)	(1)
Other risks						98	(98)	—
Bonds					Other assets/liabilities	98	(98)	—
Net foreign investments hedges	1,070	—	—	—		—	—	—
Exchange rate risk	1,070	—	—	—		—	—	—
Equity instruments	1,070	—	—	—	Equity instruments	—	—	—
	136,028	60,487	2,768	2,298		1,379	522	(79)

	Million euros
	31 December 2018
	Accumulated amount of fair value adjustments on the hedged item		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	110,669	46,830	1,915	1,765		(20)	—	—
Interest rate risk	104,393	39,251	1,886	1,478		(74)	—	—
Deposits	59,319	1,370	1,021	(1)	Deposits and loans and advances	(265)	—	—
Bond	27,235	21,759	792	791	Debt instruments	(35)	—	—
Repo	13,874	561	25	16	Other assets	18	—	—
Loans of securities	—	—	—	—	Loans and advances	—	—	—
Liquidity facilities	3,965	232	48	2	Loans and advances	35	—	—
Issuances assurance	—	2,013	—	12	Other assets/liabilities	3	—	—
Securitisation	—	13,316	—	658	Debt instruments	170	—	—
Equity instruments	—	—	—	—	Equity instruments	—	—	—
Exchange rate risk	3,378	—	5	—		(3)	—	—
Deposits	1,614	—	9	—	Debt instruments	8	—	—
Bonds	1,764	—	(4)	—	Debt instruments	(11)	—	—
Interest and Exchange rate risk	2,776	7,474	21	287		53	—	—
Borrowed deposits	751	—	19	—	Deposits and loans and advances	16	—	—
Bonds	1,591	3,571	2	26	Debt instruments	(31)	—	—
Securitisation	—	3,358	—	262	Debt instruments	67	—	—
Repos	434	99	—	(1)	Other assets/liabilities	1	—	—
CLO	—	446	—	—	Other assets/liabilities	—	—	—
Inflation risk	68	105	3	0		4	—	—
Deposits	—	105	—	—	Deposits and loans and advances	1	—	—
Bonds	68	—	3	—	Debt instruments	3	—	—
Credit risk	54	—	—	—		—	—	—
Bonds	54	—	—	—	Debt instruments	—	—	—
Cash flow hedges						(432)	447	(10)
Interest rate risk						(52)	111	(12)
Firm commitment					Other assets/liabilities	(24)	(75)	—
Deposits					Deposits and loans and advances	(26)	47	—
Government bonds					Debt instruments	(13)	72	—
Liquidity facilities					Loans and advances	8	65	(12)
Secondary market loans					Other assets/liabilities	4	2	—
Senior securitization					Debt instruments	(1)	—	—
Exchange rate risk						(416)	(23)	2
Deposits					Other assets/liabilities	83	(8)	—
Bonds					Deposits and loans and advances	(309)	(16)	2
Secondary market loans					Loans and advances	(179)	(21)	—
Senior titulisation					Debt instruments	(11)	21	—
CLO					Other assets/liabilities	—	1	—

650	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	Million euros
	31 December 2018
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow hedge/currency translation reserve
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Interest and Exchange rate risk						4	341	—
Deposits					Deposits and loans and advances	7	2	—
Bonds					Debt instruments	(13)	(9)	—
Securitisation					Debt instruments	10	348	—
Inflation risk						15	22	—
Deposits					Deposits and loans and advances	25	25	—
Bonds					Debt instruments	(3)	(3)	—
Liquidity facilities					Loans and advances	(7)	—	—
Equity risk						17	(4)	—
Highly likely scheduled transactions					Other assets/liabilities	17	(4)	—
Other risks						—	—	—
Bonds					Other assets/liabilities	—	—	—
Net foreign investments hedges	792	—	10	—		—	—	—
Exchange rate risk	792	—	10	—		—	—	—
Firm commitment	13	—	—	—	Other assets/liabilities	—	—	—
Equity instruments	779	—	10	—	Equity instruments	—	—	—
	111,461	46,830	1,925	1,765		(452)	447	(10)
The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for covered items that are no longer adjusted by profit and loss of coverage as of 31 December 2019 is EUR 340 million (2018: EUR 71 million euros.)

The net impact of the coverages are shown in the following table:

	Million euros
	31 December 2019
	Earnings/(loses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		58
Interest rate risk		5
Deposits		7	Gains or losses of financial assets/liabilities
Bonds		5	Gains or losses of financial assets/liabilities
Securitisations		(7)	Gains or losses of financial assets/liabilities
Equity instruments		—	Gains or losses of financial assets/liabilities
Risk of Exchange rate		(3)
Deposits		(1)	Gains or losses of financial assets/liabilities
Bonds		(2)	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		56
Deposits		1	Gains or losses of financial assets/liabilities
Securitisations		55	Gains or losses of financial assets/liabilities
Inflation Risks		—
Deposits		(1)	Gains or losses of financial assets/liabilities
Bonds		1	Gains or losses of financial assets/liabilities
Cash flow hedges	8	(86)		(1,112)
Risk of interest rate	(263)	1		8
Firm Commitment	65	—	Gains or losses of financial assets/liabilities	(37)	Interest margin
Deposits	(37)	—	Gains or losses of financial assets/liabilities	7	Interest margin
Bonds	(254)	—	Gains or losses of financial assets/liabilities	(26)	Interest margin
Liquidity lines	(48)	1	Gains or losses of financial assets/liabilities	61	Interest margin
Loans secondary markets	(1)	—	Gains or losses of financial assets/liabilities	3	Interest margin
Highly likely scheduled transactions	12	—	Gains or losses of financial assets/liabilities	—	Interest margin
Risk of Exchange rate	145	(34)		(364)
Deposits	148	(31)	Gains or losses of financial assets/liabilities	(39)	Interest margin / Gains or losses of financial assets/liabilities
Bonds	11	—	Gains or losses of financial assets/liabilities	154	Interest margin / Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	(4)	Interest margin / Gains or losses of financial assets/liabilities

652	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	Million euros
	31 December 2019
	Earnings/(loses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Loans secondary markets	12	2	Gains or losses of financial assets/liabilities	8	Interest margin / Gains or losses of financial assets/liabilities
Securitisations	(27)	(4)	Gains or losses of financial assets/liabilities	(166)	Interest margin / Gains or losses of financial assets/liabilities
CLO	(1)	—	Gains or losses of financial assets/liabilities	(13)	Interest margin / Gains or losses of financial assets/liabilities
Highly likely scheduled transactions	2	(1)	Gains or losses of financial assets/liabilities	(304)	Interest margin / Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate	168	(53)		(769)
Deposits	(8)	—	Gains or losses of financial assets/liabilities	(10)	Interest margin
Bonds	(16)	(4)	Gains or losses of financial assets/liabilities	57	Interest margin
Securitisations	192	(49)	Gains or losses of financial assets/liabilities	(816)	Interest margin / Gains or losses of financial assets/liabilities
Risk of inflation	(44)	—		13
Deposits	(49)	—	Gains or losses of financial assets/liabilities	9	Interest margin
Asset bonds	5	—	Gains or losses of financial assets/liabilities	4	Interest margin
Risk of equity	2	—		—
Highly probable planned transactions	2	—	Gains or losses of financial assets/liabilities	—
Other risks	—	—		—
Bonds	—	—	Gains or losses of financial assets/liabilities	—
Coverage of net investment abroad	—	—		—
Risk of Exchange rate	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	8	(28)		(1,112)

	Million euros
	31 December 2018
	Earnings/(loses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		75
Interest rate risk		(18)
Deposits		(24)	Gains or losses of financial assets/liabilities
Bonds		(61)	Gains or losses of financial assets/liabilities
Repo		1	Gains or losses of financial assets/liabilities
Loans of fixed-income securities		46	Gains or losses of financial assets/liabilities
Liquidity lines		12	Gains or losses of financial assets/liabilities
Securitisations		8	Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate		95
Deposits		39	Gains or losses of financial assets/liabilities
Bonds		8	Gains or losses of financial assets/liabilities
Securitisations		49	Gains or losses of financial assets/liabilities
CLO		(1)	Gains or losses of financial assets/liabilities
Other Risks		(2)
Securitisations		(2)	Gains or losses of financial assets/liabilities
Cash flow hedges	200	8		317
Risk of interest rate	193	(4)		57
Firm Commitment	(2)	—	Gains or losses of financial assets/liabilities	(24)	Interest margin
Deposits	50	(21)	Gains or losses of financial assets/liabilities	16	Interest margin
Bonds	104	2	Gains or losses of financial assets/liabilities	15	Interest margin/ Gains or losses of financial assets/liabilities
Loans secondary markets	85	16	Gains or losses of financial assets/liabilities	47	Interest margin/ Gains or losses of financial assets/liabilities
Liquidity lines	2	—	Gains or losses of financial assets/liabilities	3	Interest margin
Repo	(46)	—	Gains or losses of financial assets/liabilities	—	Interest margin
Securitisations	—	(1)	Gains or losses of financial assets/liabilities	—

654	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	Million euros
	31 December 2018
	Earnings/(loses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement		Reclassified amount of reserves to the income statement due to:
			Line of the income statement that includes the ineffectiveness of cash flows	Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Risk of Exchange rate	(20)	(688)		(631)
Deposits	(25)	(698)	Gains or losses of financial assets/liabilities	(563)	Interest margin/ Gains or losses of financial assets/liabilities
Asset bonds	(25)	43	Gains or losses of financial assets/liabilities	(168)	Interest margin/ Gains or losses of financial assets/liabilities
Repo	—	—	Gains or losses of financial assets/liabilities	—	Gains or losses of financial assets/liabilities
Loans secondary markets	5	4	Gains or losses of financial assets/liabilities	(75)	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	24	(37)	Gains or losses of financial assets/liabilities	150	Interest margin / Gains or losses of financial assets/liabilities
CLO	1	—	Gains or losses of financial assets/liabilities	25	Interest margin / Gains or losses of financial assets/liabilities
Risk of interest rate and exchange rate	45	700		887
Deposits	1	743	Gains or losses of financial assets/liabilities	35	Interest margin
Bonds	(4)	447	Gains or losses of financial assets/liabilities	581	Interest margin/ Gains or losses of financial assets/liabilities
Securitisations	48	(490)	Gains or losses of financial assets/liabilities	271	Interest margin/ Gains or losses of financial assets/liabilities
Risk of inflation	11	—		4
Deposits	14	—	Gains or losses of financial assets/liabilities	3	Interest margin
Asset bonds	(3)	—	Gains or losses of financial assets/liabilities	1	Interest margin
Risk of equity	(8)	—		—
Highly probable planned transactions	(8)	—	Gains or losses of financial assets/liabilities	—
Other risks	(21)	—		—
Bonds	(21)	—	Gains or losses of financial assets/liabilities	—
Coverage of net investment abroad	—	—		—
Risk of Exchange rate	—	—		—
Equity instruments	—	—	Gains or losses of financial assets/liabilities	—
	200	83		317

The following table shows the movement in the impact of equity for cash flow hedges for the year:

Million euros
	2019	2018
Balance at beginning of year	277	152
Cash flow hedges
Risks of interest rate	(263)	172
Amounts transferred to income statements	(8)	(57)
Gain or loss in value CFE - recognized in equity	(255)	229
Risks of exchange rate	145	(20)
Amounts transferred to income statements	364	631
Gain or loss in value CFE - recognized in equity	(219)	(651)
Risks of interest rate and exchange rate	168	45
Amounts transferred to income statements	769	(887)
Gain or loss in value CFE - recognized in equity	(601)	932
Risk of inflation	(44)	11
Amounts transferred to income statements	(13)	(4)
Gain or loss in value CFE - recognized in equity	(31)	15
Risk of equity	2	(8)
Amounts transferred to income statements	—	—
Gain or loss in value CFE - recognized in equity	2	(8)
Other risks	—	—
Amounts transferred to income statements	—	—
Gain or loss in value CFE - recognized in equity	—	—
Minorities	32	(25)
Taxes	(17)	(50)
Balance at end of year	300	277
37. Discontinued operations
No operations were discontinued in 2019, 2018 or 2017.
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

The detail of the main interest and similar income items earned in 2019, 2018 and 2017 is as follows:

Million euros
	2019	2018	2017
Loans and advances, central banks	1,314	1,320	1,881
Loans and advances, credit institutions	1,785	1,555	1,840
Debt instruments	6,378	6,429	7,141
Loans and advances, customers	46,180	43,489	43,640
Other interest	1,128	1,532	1,539
	56,785	54,325	56,041
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
The detail of the main items of interest expense and similar charges accrued in 2019, 2018 and 2017 is as follows:

Million euros
	2019	2018	2017
Central banks deposits	468	421	216
Credit institution deposits	2,576	2,588	2,037
Customer deposits	10,137	9,062	11,074
Debt securities issued and subordinated liabilities	6,679	6,073	6,651
Marketable debt securities	6,034	5,303	5,685
Subordinated liabilities (Note 23)	645	770	966
Provisions for pensions (Note 25)	145	186	198
Lease Liabilities	273	9	8
Other interest expense	1,224	1,645	1,561
	21,502	19,984	21,745
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.

656	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of Income from dividends as follows:

Million euros
	2019	2018*	2017
Dividend income classified as:
Financial assets held for trading	388	241	234
Non-trading financial assets mandatorily at fair value through profit or loss	34	23
Financial assets available-for-sale			150
Financial assets at fair value through other comprehensive income	111	106
	533	370	384

*	See further detail regarding the impacts of the entry into force of IFRS 9 as of 1 January 2018 (Note 1.d).
41. Income from companies accounted for using the equity method
Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and joint ventures.
The detail of Income from companies accounted for using the equity method is as follows:

Million euros
	2019	2018	2017
Zurich Santander Insurance America, S.L. - Consolidated	197	194	241
WiZink Bank, S.A.	—	56	36
Allianz Popular, S.L.	30	45	15
Companhia de Crédito, Financiamento e Investimento RCI Brasil	25	21	19
SAM Investment Holdings Limited	—	—	87
Project Quasar Investments 2017, S.L.	(350)	—	—
Other entities	422	421	306
	324	737	704
42. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of fee and commission income is as follows:

Million euros
	2019	2018	2017
Coming from collection and payment services:
Bills	328	334	368
Demand accounts	1,382	1,371	1,490
Cards	3,858	3,514	3,515
Orders	478	475	449
Cheques and other	155	138	154
	6,201	5,832	5,976
Coming from non-banking financial products:
Investment funds	943	1,024	751
Pension funds	180	124	92
Insurance	2,631	2,433	2,517
	3,754	3,581	3,360
Coming from Securities services:
Securities underwriting and placement	364	283	374
Securities trading	281	251	302
Administration and custody	485	458	359
Asset management	293	305	251
	1,423	1,297	1,286
Other:
Foreign exchange	612	546	471
Financial guarantees	521	549	559
Commitment fees	293	291	283
Other fees and commissions	2,545	2,568	2,644
	3,971	3,954	3,957
	15,349	14,664	14,579
43. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

Million euros
	2019	2018	2017
Commissions assigned to third parties	2,350	1,972	1,831
Cards	1,616	1,358	1,391
By collection and return of effects	12	11	12
Other fees assigned	722	603	428
Other commissions paid	1,220	1,207	1,151
Brokerage fees on lending and deposit transactions	27	42	49
Sales of insurance and pension funds	232	232	205
Other fees and commissions	961	933	897
	3,570	3,179	2,982

44. Gains or losses on financial assets and liabilities
Gains/losses on financial assets and liabilities includes the amount of the Other comprehensive income of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liability:

Million euros
	2019	2018*	2017
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IFRS 9)	1,136	604
Financial assets at amortised cost	308	39
Other financial assets and liabilities	828	565
Of which: debt instruments	804	563
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net (IAS 39)			404
Of which financial assets available for sale			472
Of which: debt instruments			316
Of which: equity instruments			156
Gains or losses on financial assets and liabilities held for trading, net**	1,349	1,515	1,252
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	292	331
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, net**	(286)	(57)	(85)
Gains or losses from hedge accounting, net	(28)	83	(11)
	2,463	2,476	1,560

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**
Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in Note 45, the above breakdown should be analysed in conjunction with the exchange differences, net:

Million euros
	2019	2018	2017
Exchange differences, net	(932)	(679)	105

b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

Million euros
	2019	2018	2017
Loans and receivables:	59,624	56,323	40,875
Central banks	6,473	9,226	—
Credit institutions	21,649	23,099	11,585
Customers	31,502	23,998	29,290
Debt instruments	36,402	36,609	39,836
Equity instruments	15,787	12,198	22,286
Derivatives	63,397	55,939	57,243
	175,210	161,069	160,240
The Group mitigates and reduces this exposure as follows:

•
With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At 31 December 2019 the actual credit risk exposure of the derivatives was EUR 32,552 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 39,555 million at 31 December 2019.
Also, mortgage-backed assets totalled EUR 1,882 million.

•	Debt instruments include EUR 29,941 million of Spanish and foreign government securities.
At 31 December 2019 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.
The detail of the amount of the liability balances is as follows:

Million euros
	2019	2018	2017
Deposits	57,111	65,304	84,724
Central banks	12,854	14,816	9,142
Credit institutions	9,340	10,891	18,458
Customer	34,917	39,597	57,124
Marketable debt securities	3,758	2,305	3,056
Short positions	14,123	15,002	20,979
Derivatives	63,016	55,341	57,892
Other financial liabilities	126	449	589
	138,134	138,401	167,240
At 31 December 2019, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.

658	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated other comprehensive income (see Statement of recognised income and expense) the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2019 is EUR 26 million lower than their carrying amount (EUR 32 million at 31 December 2018).
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
46. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

Million euros
	2019	2018	2017
Insurance activity	120	51	57
Income from insurance and reinsurance contracts issued	2,534	3,175	2,546
Of which:
Insurance and reinsurance premium income	2,404	3,011	2,350
Reinsurance income (Note 15)	130	164	196
Expenses of insurance and reinsurance contracts	(2,414)	(3,124)	(2,489)
Of which:
Claims paid, other insurance-related expenses and net provisions for insurance contract liabilities	(2,183)	(2,883)	(2,249)
Reinsurance premiums paid	(231)	(241)	(240)
Other operating income	1,797	1,643	1,618
Non- financial services	379	367	472
Other operating income	1,418	1,276	1,146
Other operating expense	(2,138)	(2,000)	(1,966)
Non-financial services	(351)	(270)	(302)
Other operating expense:	(1,787)	(1,730)	(1,664)
Of which, credit institutions deposit guarantee fund and single resolution fund	(911)	(895)	(848)
	(221)	(306)	(291)

Most of the Bank’s insurance activity is carried on in life insurance.
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.
47. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

Million euros
	2019	2018	2017
Wages and salaries	9,020	8,824	8,879
Social Security costs	1,426	1,412	1,440
Additions to provisions for defined benefit pension plans (Note 25)	72	84	88
Contributions to defined contribution pension funds	292	287	271
Other Staff costs	1,331	1,258	1,369
	12,141	11,865	12,047
b) Headcount
The average number of employees in the Group, by professional category, was as follows:

Average number of employees
	2019	2018	2017
The Bank:
Senior management*	20	22	64
Other line personnel	29,147	30,399	21,327
Clerical staff**	—	—	—
General services personnel**	—	—	—
	29,167	30,421	21,391
Rest of Spain	8,269	7,944	12,703
Santander UK plc	17,961	18,757	19,079
Banco Santander (Brasil) S.A.	47,253	46,645	46,210
Other companies***	98,464	98,062	96,349
	201,114	201,829	195,732

*	During 2018, categories of deputy assistant executive vice president and above were no longer included.

**	During 2017, clerical staff and general services personnel categories were no longer included, considering all the staff in the aforementioned categories on the Other line personnel category.

***	Does not include staff affected by discontinued operations.
The number of employees, at the end of 2019, 2018 and 2017, was 196,419, 202,713 and 202,251, respectively.

The functional breakdown (final employment), by gender, at 31 December, 2019 is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	918	283	6,043	3,534	24,117	30,370
Latin America and Others	543	143	4,615	2,876	42,626	51,388
United Kingdom	99	31	1,076	496	8,870	13,391
	1,560	457	11,734	6,906	75,613	100,149
The same information, expressed in percentage terms at 31 December, 2019, is as follows:

Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	58.73%	61.93%	51.40%	51.09%	32.00%	30.27%
Latin America and Others	34.92%	31.29%	39.44%	41.74%	56.23%	56.39%
United Kingdom	6.35%	6.78%	9.16%	7.18%	11.77%	13.34%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of employees in the Group with disabilities, distributed by professional categories, at 31 December, 2019, is as follows:

Number of employees*
2019
Senior management	6
Other management	92
Other staff	3,486
3,584

*
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

The number of Group employees with disabilities at 2018 and 2017, was 3,436 and 3,289, respectively, (not including the United States).
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2019 was 318 (241 and 209 employees during 2018 and 2017). At the end of fiscal year 2019, there were 295 employees (304 and 211 employees at 31 December, 2018 and 2017).

c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2019, 2018 and 2017 are described below.
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
The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Performance Shares Plan (iii) Deferred Multiyear Objectives Variable Remuneration Plan; (iv) Digital Transformation Award. The characteristics of the plans are set forth below:

660	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2014, 2015, 2016, 2017, 2018 and 2019)
The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three years for the fourth and the sixth cycles, and over three or five years for the fifth, seventh, eighth and ninth cycles, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

Beneficiaries:
•
Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (third, fourth and fifth cycle)

•
In the case of the sixth, seventh, eighth and ninth cycle, the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

For the fourth, fifth and sixth cycles (2014 to 2016), the accrual of deferred compensation is conditioned, in addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations upon none of the following circumstances existing during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations:
i.
Poor financial performance of the Group;
ii.
 breach by the beneficiary of internal regulations, including, in particular, those relating to risks;
iii.
material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or
iv.
Significant changes in the Group’s economic capital or risk profile
In the case of the seventh, eight and ninth cycles (2017 to 2019), the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to no assumptions in which there is a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel, and at least the following factors must be considered:
i.
significant failures in risk management committed by the entity , or by a business unit or risk control unit;
ii.
the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;
iii.
Regulatory sanctions or judicial sentences for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and
iv.
Irregular behaviours, whether individual or collective, considering in particular the negative effects derived from the marketing of inappropriate products and the responsibilities of the persons or bodies that made those decisions.

Fourth and fifth cycles (2014 and 2015, respectively):
•
Executive directors and members of the Identified Staff with total variable remuneration higher than 2.6 million euros: 40% paid immediately and 60% deferred over 3 years (fourth cycle) or 5 years (fifth cycle).
•
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration between 1.7 million euros (1.8 million in fourth cycle) and 2.6 million euros: 50% paid immediately and 50% deferred over 3 years (fourth cycle) or 5 years (fifth cycle)
•
Other beneficiaries: 60% paid immediately and 40% deferred over 3 years.

Sixth cycle (2016):
•
60% of bonus will be paid immediately and 40% deferred over a three year period.

Seventh, eight and ninth cycle (2017, 2018 and 2019):
•
Beneficiaries of these plans with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years
•
Beneficiaries of these plans with target total variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years
•
Other beneficiaries of these plans: 60% paid immediately and 40% deferred over 3 years.

(ii) Performance shares plans (2014 and 2015)
The purpose is to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank's performance over a multiannual period. In addition, the second cycle also applies to other Bank employees not included in the Identified Staff or Material Risk Takers, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee's interests with those of the Bank.

Beneficiaries
i. Executive Directors and senior managers
ii. Other Material Risk Takers or Identified Staff
iii. Other beneficiaries in the case only of the second cycle (2015)

In addition to the requirement that the beneficiary remains in the Group's employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing, in the opinion of the board of directors, subject to a proposal of the remuneration committee, during the period prior to each delivery:
i.
Poor financial performance of the Group;
ii.
 breach by the beneficiary of internal regulations, including, in particular, those relating to risks;
iii.
material restatement of the Group's consolidated financial statements, except when it is required pursuant to a change in accounting standards; or
iv.
significant changes in the Group's economic capital or risk profile
For the second cycle (2015), based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the Board of Directors will set the maximum number of shares, the value in euros of which is called the "Agreed-upon Amount of the ILP", taking into account (i) the Group's earnings per share (EPS) and (ii) the Group's return on tangible equity (RoTE) for 2015 with respect to those budgeted for the year.

The first cycle (2014) is subject to compliance of Relative Total Shareholder Return (TSR) metric measured against a group of 15 comparable institutions (the “peer group”) in the periods 2014-2015; 2014-2016; and 2014-2017. At the end of of 2017, the 2014 Performance Share Plan was fully terminated.

For the second cycle (2015), the basis of calculation is the fulfilment of the following objectives:
•
Relative performance of the earning per share growth (EPS) growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions.
•
RoTE of the Santander Group for financial year 2017
•
Employee satisfaction, measured by whether or not the corresponding Group company is included in the "Top 3" of the best banks to work for.
•
number of principal markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017
•
Retail loyal clients
•
SME and corporate loyal clients

As a result of the process described above the board of directors approved, further to a proposal from the remuneration committee, a 65.67% achievement for the plan. This plan terminated in 2019.

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(iii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018 and 2019)
The aim is simplifying the remuneration structure, improving the ex ante risk adjustment and increasing the impact of the long-term objectives on the Group’s most relevant roles. The purpose of these cycles is to defer a portion of the variable remuneration of the beneficiaries over a period of three or five years, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below. The accrual of the last third of the deferral (in the case of 3 years deferral) of the last three fifths (in the case of 5 years deferral) is also subject to long-term objectives.

Beneficiaries
Executive directors, senior managers and certain executives of the Group’s first lines of responsibility.

In 2016 the accrual is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan’s regulations that none of The following circumstances during the period prior to each of the deliveries in the terms set forth in each case in the plan’s regulations:
i.
Poor performance of the Group;
ii.
breach by the beneficiary of the internal regulations, including in particular that relating to risks;
iii.
material restatement of the Group’s consolidated financial statements, except when appropriate under a change in accounting regulations; Or
iv.
Significant changes in the Group’s economic capital or risk profile.
In 2017, 2018 and 2019 the accrual is conditioned, in addition to the beneficiary permanence in the Group, with the exceptions contained in the plan’s regulations, to the non-occurrence of instances of poor financial performance from the entity as a whole or of a specific division or area thereof or of the exposures generated by the personnel, at least the following factors must be considered:
i.
Significant failures in risk management committed by the entity, or by a business unit or risk control unit;
ii.
the increase suffered by the entity or by a business unit of its capital needs, not foreseen at the time of generation of the exposures;
iii.
Regulatory sanctions or court rulings for events that could be attributable to the unit or the personnel responsible for those. Also, the breach of internal codes of conduct of the entity; and
iv.
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
•
Executive directors and members of the Identified Staff with total variable remuneration higher than or equal to 2.7 million euros: 40% paid immediately and 60% deferred over a 5 year period.
•
Senior managers, country heads of countries representing at least 1% of the Group´s capital and other members of the identified staff whose total variable remuneration is between 1.7 million and 2.7 million euros: 50% paid immediately and 50% deferred over a5 year period.
•
Other beneficiaries: 60% paid immediately and 40% deferred over a 3 year period.

The second, third and fourth cycles (2017, 2018 and 2019, respectively) are under the aforementioned deferral rules, except that the variable remuneration considered is the target for each executive and not the actual award.

In 2016 the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three year and five year deferrals) are:
•
Earnings per share (EPS) growth in 2018 over 2015.
•
Relative Total Shareholder Return (TSR) in the 2016-2018 period measured against a group of credit institutions.
•
Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial year 2018.
•
Compliance with Santander Group’s underlying return on risk-weighted assets (“RoRWA”) growth target for financial year 2018 compared to financial year 2015.

In the second, third and fourth cycle (2017, 2018 and 2019) the metrics for the deferred portion subject to long-term objectives (last third or last three fifths, respectively, for the cases of three year and five year deferrals) are:
•
EPS growth in 2019, 2020 and 2021 (over 2016, 2017 and 2018, for each respective cycle)
•
Relative Total Shareholder Return (TSR) measured against a group of 17 credit institutions (second and third cycles) in the periods 2017-2019 and 2018.-2019, respectively, and against a group of 9 entities (fourth cycle) for the 2019-2021 period.
•
Compliance with the fully-loaded common equity tier 1 (“CET1”) ratio target for financial years 2019, 2020 and 2021, respectively.

(iv) Digital Transformation Award (2019)
The 2019 Digital Transformation Incentive (the “Digital Incentive”) is a variable remuneration system that includes the delivery of Santander shares and share options.

The aim of the Digital Incentive is to attract and retain the critical skill sets to support and accelerate the digital transformation of the Group. By means of this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.

The number of beneficiaries is limited to a maximum of 250 employees and the total amount of the incentive is limited to 30 million euros.

The funding of this incentive is subject to meeting important milestones that are aligned with the Group´s digital roadmap and have been approved by the board of directors, taking into account the digitalization strategy of the Group, with the aim of becoming the best open, responsible global financial services platform.

Performance of incentive shall be measured based on achievement of the following milestones:
1.
Launch of a Global Trade Services (GTS) platform.
2.
Launch of a Global Merchant Services (GMS) platform
3.
Migration of our fully digital bank, OpenBank, to a "next generation" platform and launch in 3 markets
4.
Extension of SuperDigital in Brazil to at least one other country
5.
Launch of our international payments app based on blockchain Pago FX to non-Santander customers.

Any delivery of shares, either directly or via exercise of options overs shares, will be subject generally to the Group’s general malus & clawback provisions as described in the Group’s remuneration policy and to the continuity of the beneficiary within the Santander Group. In this regard, the board may define specific rules for non-Identified Staff

After a review at the beginning of 2020 of the achievement levels of the approved objectives and underlying progress against them, the board of directors approved 83% funding of the 2019  award.

The Digital Incentive is structured 50% in Santander shares and 50% in options over Santander shares, taking into account the fair value of the option at the moment in which they are granted. For Material Risk Takers subject to five year deferrals, the Digital Incentive (shares and options over shares) shall be delivered in thirds, on the third, fourth and fifth anniversary from their granting. For Material Risk Takers subject to three year deferrals and employees not subject to deferrals, delivery shall be done on the third anniversary from their granting.

Vested share options can be exercised until maturity, with all options lapsing after ten years from granting

662	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterling*	Year granted	Employee group	Number of persons**	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 1 January 2017	24,762
Options granted (Sharesave)	17,296	4.91	2016	Employments	7,024	01/11/16	01/11/19
						01/11/16	01/11/21
Options exercised	(338)	3.67
Options cancelled (net) or not exercised	(12,804)	3.51
Plans outstanding at 31 December 2017	28,916
Options granted (Sharesave)	3,916	4.02	2017	Employments	4,260	01/11/17	01/11/20
						01/11/17	01/11/22
Options exercised	(1,918)	3.77
Options cancelled (net) or not exercised	(3,713)	3.4
Plans outstanding at 31 December 2018	27,201
Options granted (Sharesave)	6,210	3.46	2018	Employments	4,880	01/11/18	01/11/21
						01/11/18	01/11/23
Options exercised	(3,340)	3.16
Options cancelled (net) or not exercised	(3,233)	3.76
Plans outstanding at 31 December 2019	26,838

*	At 31 December, 2019, 2018, 2017 and 2016, the euro/pound sterling exchange rate was EUR 1.1754 GBP 1; EUR 1.1179 GBP 1, EUR 1.1271 GBP 1 and EUR 1.1680 GBP 1, respectively.

**	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme in 2017, 2018 and 2019 see deducted between GBP 5 and GBP 500 from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the Board of Directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the Annual General Meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the Annual General Meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014, March 27, 2015, March 18, 2016, April 7, 2017, March 23, 2018, and April 12, 2019, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2017, 2018 and 2019:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2017, 2018 and 2019 and the levels of achievement of similar plans in comparable entities, the expert concludes that the reasonable range for estimating the initial achievement ratio is around 60% - 80%. It has been considered that the fair value is 70% of the maximum.
d) Santander UK Sharesave plans:
The fair value of each option at the date of grant is estimated using a partial differentiation equation model. This model uses assumptions on the share price, the EUR/GBP FX rate, the risk free interest rate, dividend yields, the expected volatility of the underlying shares and the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was £0.49 (2018: £0.53, 2017: £1.02).

48. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

Million euros
	2019	2018	2017
Property, fixtures and supplies (Note 2.k)	975	1,968	1,931
Technology and systems	2,161	1,550	1,257
Technical reports	677	707	759
Advertising	685	646	757
Taxes other than income tax	522	557	583
Communications	518	527	529
Surveillance and cash courier services	416	405	443
Per diems and travel expenses	226	225	217
Insurance premiums	86	76	78
Other administrative expenses	1,872	1,828	1,799
	8,138	8,489	8,353
The payments associated with short-term leases (leases less than or equal to 12 months) and leases of low-value assets, that the Group recognises as an expense in the income statement is not material.
b) Technical reports and other
Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

Million euros
	2019	2018	2017
Audit fees	98.2	92.1	88.1
Audit-related fees	7.4	6.8	6.7
Tax fees	0.7	0.9	1.3
All other fees	2.3	3.4	3.1
Total	108.6	103.2	99.2

The Audit fees heading includes mainly, audit fees for the Banco Santander, S.A. individual and consolidated financial statements, as the case may be, of the companies forming part of the Group, the integrated audits prepared for the annual report filling in the Form 20-F required by the U.S. Securities and Exchange Commission (SEC) for those entities currently required to do so, the internal control audit (SOx) for those required entities, the audit of the consolidated financial statements as of 30 June and, the regulatory reports required by the auditor corresponding to the different locations of the Santander Group.
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
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 227.6 million in 2019 (2018: EUR 173.9 million; 2017: EUR 115.6 million, respectively).
The "Audit Fees" caption includes the fees corresponding to the audit for the year, regardless of the date on which the audit was completed. In the event of subsequent adjustments, which are not significant in any case, and for purposes of comparison, they are presented in this note in the year to which the audit relates. The rest of the services are presented according to their approval by the Audit Committee.
c) Number of branches
The number of offices at 31 December 2019 and 2018 is as follow:

Number of branches
	Group
	2019	2018
Spain	3,286	4,427
Group	8,666	8,790
	11,952	13,217

664	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

49. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follow:

Million euros
	2019	2018	2017
Gains:
Tangible and intangible assets	131	124	134
Investments	1,219	2	443
Of which:
Custody Business (Note 3)	989	—	—
Prisma	194	—	—
Allfunds Bank, S.A. (Note 3)	—	—	425
	1,350	126	577
Losses:
Tangible and intangible assets	(55)	(92)	(43)
Investments	(4)	(6)	(12)
	(59)	(98)	(55)
	1,291	28	522

50. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

Million euros
Net balance	2019	2018	2017
Tangible assets	(232)	(123)	(195)
Impairment (Note 12)	(146)	(259)	(306)
Gain (loss) on sale (Note 12)	(86)	136	111
Other gains and other losses	—	—	(8)
	(232)	(123)	(203)

51. Other disclosures
a) Residual maturity periods and average interest rates
The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	31 December 2019
	Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	101,067	—	—	—	—	—	—	101,067	0.70%
Financial assets at fair value through other comprehensive income	—	6,933	2,704	7,689	19,101	17,989	68,429	122,845
Debt instruments	—	6,879	2,699	7,554	17,489	17,063	66,721	118,405	3.07%
Loans and advances	—	54	5	135	1,612	926	1,708	4,440
Customers	—	54	5	135	1,612	926	1,708	4,440	1.84%
Financial assets at amortised cost	51,702	73,890	76,229	116,511	150,365	103,584	423,201	995,482
Debt instruments	—	1,563	1,847	3,073	2,549	3,642	17,115	29,789	3.23%
Loans and advances	51,702	72,327	74,382	113,438	147,816	99,942	406,086	965,693
Central banks	—	17,086	—	—	—	—	1,388	18,474	4.78%
Credits institutions	17,665	6,223	4,602	7,435	3,963	428	627	40,943	1.04%
Customers	34,037	49,018	69,780	106,003	143,853	99,514	404,071	906,276	4.85%
	152,769	80,823	78,933	124,200	169,466	121,573	491,630	1,219,394	4.15%
Liabilities:
Financial liabilities at amortised cost	619,003	99,203	88,546	159,120	134,799	61,282	68,792	1,230,745
Deposits	607,051	76,101	61,627	111,190	64,781	14,224	7,443	942,417
Central banks	99	462	64	33,229	28,424	190	—	62,468	0.51%
Credit institutions	23,526	14,494	18,922	14,245	9,327	5,668	4,319	90,501	2.97%
Customer deposits	583,426	61,145	42,641	63,716	27,030	8,366	3,124	789,448	0.91%
Marketable debt securities* **	—	16,008	22,569	47,808	65,545	46,577	59,712	258,219	2.38%
Other financial liabilities	11,952	7,094	4,350	122	4,473	481	1,637	30,109
	619,003	99,203	88,546	159,120	134,799	61,282	68,792	1,230,745	1.33%
Difference (assets less liabilities)	(466,234)	(18,380)	(9,613)	(34,920)	34,667	60,291	422,838	(11,351)

*	Includes promissory notes, certificates of deposit and other short-term debt issues.

**	See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).
The Group’s net borrowing position with the ECB was EUR 22,704 million at 31 December 2019, mainly because in last period the Group borrowed funds under the ECB's targeted longer-term refinancing operations (LTRO, TLTRO) programme. (see note 20).
The Group has accounted as "On demand", those financial liabilities assumed, in which the counterparty may require the payments.

In addition, when the Group is committed to have amounts available in different maturity periods, these amounts have been accounted for in the first year, in which they may be required.
Additionally, for issued financial guarantee contracts, the Group has recorded the maximum amount of the financial guarantee issued, in the first year in which the guarantee could be executed.

666	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018*
	Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets:
Cash, cash balances at Central Banks and other deposits on demand	113,663	—	—	—	—	—	—	113,663	0.61%
Financial assets at fair value through other comprehensive income	1,886	6,023	3,329	12,873	19,432	10,705	64,172	118,420
Debt instruments	487	6,022	3,328	12,830	19,415	10,661	64,076	116,819	3.11%
Loans and advances	1,399	1	1	43	17	44	96	1,601
Customers	1,399	1	1	43	17	44	96	1,601	1.41%
Financial assets at amortised cost	46,247	56,818	71,627	102,036	134,697	107,921	426,753	946,099
Debt instruments	16	1,534	1,319	6,646	2,474	1,783	23,924	37,696	3.30%
Loans and advances	46,231	55,284	70,308	95,390	132,223	106,138	402,829	908,403
Central banks	—	23	—	4	—	—	15,574	15,601	6.07%
Credit institutions	10,092	5,389	6,711	6,003	5,314	947	1,024	35,480	1.66%
Customers	36,139	49,872	63,597	89,383	126,909	105,191	386,231	857,322	4.96%
	161,796	62,841	74,956	114,909	154,129	118,626	490,925	1,178,182	4.22%
Liabilities:
Financial liabilities at amortised cost	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630
Deposits	536,134	74,440	67,406	91,958	107,459	18,833	6,871	903,101
Central banks	304	2,130	2,629	507	64,433	2,520	—	72,523	0.39%
Credit institutions	15,341	13,413	24,724	16,384	8,759	6,412	4,646	89,679	2.19%
Customer deposits	520,489	58,897	40,053	75,067	34,267	9,901	2,225	740,899	0.90%
Marketable debt securities	237	11,347	18,817	33,536	71,805	37,919	70,653	244,314	2.59%
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	545,284	87,782	93,293	127,522	182,670	56,927	78,152	1,171,630	1.30%
Difference (assets less liabilities)	(383,488)	(24,941)	(18,337)	(12,613)	(28,541)	61,699	412,773	6,552

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**	Includes promissory notes, certificates of deposit and other short-term debt issues.

	31 December 2017
	Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total	Average interest rate
Assets:
Cash, cash balances at central banks and other deposits on demand	110,995	—	—	—	—	—	—	110,995	0.53%
Financial assets available-for-sale	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481
Debt instruments	326	2,467	1,646	11,497	22,447	11,164	78,934	128,481	4.34%
Loans and receivables	57,000	58,686	53,218	96,689	119,541	112,786	405,093	903,013
Debt instruments	249	1,381	997	2,073	2,317	1,656	8,870	17,543	3.06%
Loans and advances	56,751	57,305	52,221	94,616	117,224	111,130	396,223	885,470
Central banks	—	3,948	1,446	4,811	—	—	16,073	26,278	5.10%
Credits institutions	18,242	4,198	3,445	5,708	5,694	939	1,341	39,567	1.26%
Customers	38,509	49,159	47,330	84,097	111,530	110,191	378,809	819,625	5.44%
Held-to-maturity investments	—	—	—	1,902	122	294	11,173	13,491	1.52%
	168,321	61,153	54,864	110,088	142,110	124,244	495,200	1,155,980	4.61%
Liabilities:
Financial liabilities at amortised cost	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069
Deposits	527,499	59,325	66,667	100,658	81,169	39,719	8,283	883,320
Central banks	450	2,015	681	2,715	42,988	22,565	—	71,414	0.24%
Credit institutions	20,870	15,263	13,350	25,406	6,501	5,247	4,663	91,300	2.40%
Customer deposits	506,179	42,047	52,636	72,537	31,680	11,907	3,620	720,606	2.00%
Marketable debt securities*	105	11,927	11,638	29,286	54,202	43,395	64,357	214,910	2.56%
Other financial liabilities	10,000	3,909	9,634	728	1,116	428	2,024	27,839
	537,604	75,161	87,939	130,672	136,487	83,542	74,664	1,126,069	1.98%
Difference (assets less liabilities)	(369,283)	(14,008)	(33,075)	(20,584)	5,623	40,702	420,536	29,911

*	Includes promissory notes, certificates of deposit and other short-term debt issues.

668	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortised cost at 31 December 2019 is as follows:

	31 December 2019
	Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost
Deposits	603,126	75,899	61,107	109,747	63,013	14,027	7,228	934,147
Central banks	99	454	41	32,805	28,255	190	—	61,844
Credit institutions	23,348	14,491	18,810	14,134	8,519	5,478	4,113	88,893
Customer	579,679	60,954	42,256	62,808	26,239	8,359	3,115	783,410
Marketable debt securities	—	16,252	22,912	48,030	64,650	45,830	58,215	255,889
Other financial liabilities	11,952	7,094	4,350	122	4,473	481	1,637	30,109
	615,078	99,245	88,369	157,899	132,136	60,338	67,080	1,220,145

	31 December 2018*
	Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost
Deposits	532,915	74,320	67,169	91,766	106,935	18,439	6,540	898,084
Central banks	304	2,126	2,624	896	64,424	2,520	—	72,894
Credit institutions	15,257	13,413	24,698	16,288	8,552	6,085	4,427	88,720
Customer	517,354	58,781	39,847	74,582	33,959	9,834	2,113	736,470
Marketable debt securities	296	11,243	17,359	33,443	71,431	37,409	69,352	240,533
Other financial liabilities	8,913	1,995	7,070	2,028	3,406	175	628	24,215
	542,124	87,558	91,598	127,237	181,772	56,023	76,520	1,162,832

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

	31 December 2017
	Million euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortised cost
Deposits	526,059	57,490	89,249	99,780	64,977	32,365	8,157	878,077
Central banks	451	2,018	23,801	2,719	27,138	15,385	—	71,512
Credit institutions	20,378	14,903	13,035	24,807	6,348	5,123	4,553	89,147
Customer	505,230	40,569	52,413	72,254	31,491	11,857	3,604	717,418
Marketable debt securities	1,486	11,735	11,387	28,412	52,989	42,888	63,648	212,545
Other financial liabilities	10,001	3,908	9,634	728	1,116	428	2,024	27,839
	537,546	73,133	110,270	128,920	119,082	75,681	73,829	1,118,461

Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2019, 2018 and 2017:

	31 December 2019
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,864	3,522	19,740	21,603	18,083	40,418	108,230
Derivatives	3,329	2,233	6,552	15,855	14,925	20,503	63,397
Equity instruments	—	—	—	—	—	12,437	12,437
Debt instruments	1,531	1,289	13,188	5,748	3,141	7,144	32,041
Loans and advances	4	—	—	—	17	334	355
Credits institutions	—	—	—	—	—	—	—
Customers	4	—	—	—	17	334	355
Financial assets designated at fair value through profit or loss	24,110	13,167	7,602	5,175	3,878	8,137	62,069
Debt instruments	457	10	81	652	381	1,605	3,186
Loans and advances	23,653	13,157	7,521	4,523	3,497	6,532	58,883
Central banks	1,744	4,729	—	—	—	—	6,473
Credit institutions	13,186	4,946	1,534	1,015	9	959	21,649
Customers	8,723	3,482	5,987	3,508	3,488	5,573	30,761
Non-trading financial assets mandatorily at fair value through profit or loss	272	—	4	11	117	4,507	4,911
Equity instruments	—	—	—	—	—	3,350	3,350
Debt instruments	—	—	—	11	117	1,047	1,175
Loans and advances	272	—	4	—	—	110	386
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	272	—	4	—	—	110	386
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,863	2,863
Equity instruments	—	—	—	—	—	2,863	2,863
Hedging derivatives	807	86	601	1,646	904	3,172	7,216
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	267	1	24	112	265	1,033	1,702
TOTAL FINANCIAL ASSETS	30,320	16,776	27,971	28,547	23,247	60,130	186,991

670	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2019
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,851	3,427	7,130	17,244	16,905	21,582	77,139
Derivatives	2,672	1,973	6,591	16,965	16,023	18,792	63,016
Shorts positions	8,179	1,454	539	279	882	2,790	14,123
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	21,929	2,259	5,307	3,565	1,450	26,485	60,995
Deposits	21,904	2,225	4,909	2,429	780	24,864	57,111
Central banks	8,831	1,228	2,795	—	—	—	12,854
Credits institutions	4,133	521	1,857	2,132	11	686	9,340
Customers	8,940	476	257	297	769	24,178	34,917
Marketable debt securities*	14	34	398	1,021	670	1,621	3,758
Other financial liabilities	11	—	—	115	—	—	126
Hedging derivatives	1,997	337	848	678	528	1,660	6,048
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	6	26	53	59	122	269
TOTAL FINANCIAL LIABILITIES	34,780	6,029	13,311	21,540	18,942	49,849	144,451

*	Includes promissory notes, certificates of deposit and other short-term debt issues (see Note 22).

	31 December 2019
	Million of euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	98,630	16,529	30,370	37,097	48,072	10,481	241,179
Financial guarantees granted	2,176	1,791	5,626	1,933	1,364	760	13,650
Other commitments granted	44,950	3,052	9,957	4,606	4,132	2,198	68,895
MEMORANDUM ITEMS	145,756	21,372	45,953	43,636	53,568	13,439	323,724
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

	31 December 2018
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	4,512	3,564	6,793	22,084	19,350	36,576	92,879
Derivatives	2,691	3,165	899	15,189	14,098	19,897	55,939
Equity instruments	—	—	—	—	—	8,938	8,938
Debt instruments	1,821	399	5,894	6,895	5,252	7,539	27,800
Loans and advances	—	—	—	—	—	202	202
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	202	202
Financial assets designated at fair value through profit or loss	21,598	13,045	5,625	5,215	4,065	7,912	57,460
Debt instruments	604	7	304	727	348	1,232	3,222
Loans and advances	20,994	13,038	5,321	4,488	3,717	6,680	54,238
Central banks	1,211	5,433	2,582	—	—	—	9,226
Credit institutions	14,587	4,131	778	1,327	579	1,695	23,097
Customers	5,196	3,474	1,961	3,161	3,138	4,985	21,915
Non-trading financial assets mandatorily at fair value through profit or loss	3,215	346	17	125	2	7,025	10,730
Equity instruments	—	—	—	—	—	3,260	3,260
Debt instruments	1,876	20	—	—	2	3,689	5,587
Loans and advances	1,339	326	17	125	—	76	1,883
Central banks	—	—	—	—	—	—	—
Credits institutions	2	—	—	—	—	—	2
Customers	1,337	326	17	125	—	76	1,881
Financial assets at fair value through other comprehensive income	—	—	—	—	—	2,671	2,671
Equity instruments	—	—	—	—	—	2,671	2,671
Hedging derivatives	609	166	474	2,167	957	4,234	8,607
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	106	7	20	28	59	868	1,088
TOTAL FINANCIAL ASSETS	30,040	17,128	12,929	29,619	24,433	59,286	173,435

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

672	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2018
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	10,473	3,351	1,104	16,123	16,457	22,835	70,343
Derivatives	2,897	2,874	822	14,323	14,956	19,469	55,341
Shorts positions	7,576	477	282	1,800	1,501	3,366	15,002
Deposits	—	—	—	—	—	—	—
Central banks	—	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—	—
Customers	—	—	—	—	—	—	—
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	29,574	7,017	864	1,497	999	28,107	68,058
Deposits	29,522	6,947	627	531	455	27,222	65,304
Central banks	9,804	4,940	72	—	—	—	14,816
Credits institutions	8,809	949	271	188	229	445	10,891
Customers	10,909	1,058	284	343	226	26,777	39,597
Marketable debt securities	13	70	237	556	544	885	2,305
Other financial liabilities	39	—	—	410	—	—	449
Hedging derivatives	485	144	321	362	651	4,400	6,363
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	3	5	23	64	60	148	303
TOTAL FINANCIAL LIABILITIES	40,535	10,517	2,312	18,046	18,167	55,490	145,067

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

	31 December 2018
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	71,860	12,436	22,749	35,632	43,205	32,201	218,083
Financial guarantees granted	2,100	1,737	4,437	1,728	1,029	692	11,723
Other commitments granted	58,431	1,486	6,174	2,650	3,503	2,145	74,389
MEMORANDUM ITEMS	132,391	15,659	33,360	40,010	47,737	35,038	304,195
* See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

	31 December 2017
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	11,147	5,887	21,896	24,178	19,563	42,787	125,458
Derivatives	4,026	1,691	5,352	17,233	14,895	14,046	57,243
Equity instruments	—	—	—	—	—	21,353	21,353
Debt instruments	4,253	1,706	11,850	6,529	4,662	7,351	36,351
Loans and advances	2,868	2,490	4,694	416	6	37	10,511
Credits institutions	1,216	1	63	416	—	—	1,696
Customers	1,652	2,489	4,631	—	6	37	8,815
Financial assets designated at fair value through profit or loss	9,998	4,485	5,032	3,402	3,922	7,943	34,782
Equity instruments	—	—	—	—	—	933	933
Debt instruments	19	120	850	667	579	1,250	3,485
Loans and advances	9,979	4,365	4,182	2,735	3,343	5,760	30,364
Central banks	—	—	—	—	—	—	—
Credits institutions	7,341	2,020	183	32	77	236	9,889
Customers	2,638	2,345	3,999	2,703	3,266	5,524	20,475
Financial assets at fair value through other comprehensive income	—	—	—	—	—	4,790	4,790
Equity instruments	—	—	—	—	—	4,790	4,790
Hedging derivatives	255	162	519	1,113	1,583	4,905	8,537
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	57	6	33	151	59	981	1,287
TOTAL FINANCIAL ASSETS	21,457	10,540	27,480	28,844	25,127	61,406	174,854

674	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	31 December 2017
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	38,976	4,073	7,177	17,913	16,989	22,496	107,624
Derivatives	3,698	2,070	5,951	15,634	14,897	15,642	57,892
Shorts positions	8,060	468	1,226	2,279	2,092	6,854	20,979
Deposits	27,218	1,535	—	—	—	—	28,753
Central banks	282	—	—	—	—	—	282
Credits institutions	292	—	—	—	—	—	292
Customers	26,644	1,535	—	—	—	—	28,179
Marketable debt securities	—	—	—	—	—	—	—
Other financial liabilities	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	30,152	5,166	1,635	1,251	1,120	20,292	59,616
Deposits	30,083	4,730	1,065	191	425	19,477	55,971
Central banks	6,038	2,077	745	—	—	—	8,860
Credits institutions	16,521	1,485	63	—	97	—	18,166
Customers	7,524	1,168	257	191	328	19,477	28,945
Marketable debt securities	69	436	570	471	695	815	3,056
Other financial liabilities	—	—	—	589	—	—	589
Hedging derivatives	40	79	180	493	677	6,575	8,044
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	—	2	1	31	302	330
TOTAL FINANCIAL LIABILITIES	69,168	9,318	8,990	19,656	18,817	49,665	175,614

	31 December 2017
	Million euros
	Within 1 months	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	87,280	14,165	54,069	32,664	34,011	15,781	237,970
Financial guarantees granted	17,065	5,059	12,599	10,502	2,326	1,566	49,117
MEMORANDUM ITEMS	104,345	19,224	66,668	43,166	36,337	17,347	287,087

b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in million euros
	2019		2018*		2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	65,205	—	61,372	—	67,025	—
Financial assets/liabilities held for trading	60,526	45,262	56,217	40,989	82,004	76,459
Non-trading financial assets mandatorily at fair value through profit or loss	2,611	—	8,231	—
Other financial assets/liabilities at fair value through profit or loss	25,938	29,593	32,244	35,997	7,322	21,766
Financial assets/liabilities available-for-sale					65,691	—
Financial assets at fair value through other comprehensive income	76,402	—	67,926	—
Financial assets at amortised cost	656,564	—	598,629	—
Loans and receivables					553,301
Investments held-to-maturity					11,490	—
Investments	1,355	—	1,189	—	1,121	—
Tangible assets	24,662	—	19,903	—	15,971	—
Intangible assets	21,942	—	23,016	—	23,499	—
Financial liabilities at amortised cost	—	752,188	—	694,362	—	638,680
Liabilities under insurance contracts	—	13	—	29	—	58
Other	25,410	23,428	24,506	20,567	23,695	20,989
	960,615	850,484	893,233	791,944	851,119	757,952

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

c) Fair value of financial assets and liabilities not measured at fair value
The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash, cash balances at central banks and other deposits on demand, loans and advances at amortised cost (IFRS 9) and the loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof (IAS 39).
Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

676	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:
i) Financial assets measured at other than fair value

Million euros
	2019					2018					2017
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	965,693	975,523	—	82,045	893,478	908,403	914,013	—	88,091	825,922	885,470	895,645	—	141,839	753,806
Debt instruments	29,789	30,031	10,907	9,971	9,153	37,696	38,095	20,898	11,246	5,951	31,034	31,094	10,994	13,688	6,412
	995,482	1,005,554	10,907	92,016	902,631	946,099	952,108	20,898	99,337	831,873	916,504	926,739	10,994	155,527	760,218

ii) Financial liabilities measured at other than fair value

Million euros
	2019					2018					2017
Liabilities*	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	942,417	942,397	—	245,143	697,254	903,101	902,680	—	302,414	600,266	883,320	883,880	—	177,147	706,733
Debt instruments	258,219	266,784	84,793	149,516	32,475	244,314	247,029	72,945	143,153	30,931	214,910	221,276	52,896	139,301	29,079
	1,200,636	1,209,181	84,793	394,659	729,729	1,147,415	1,149,709	72,945	445,567	631,197	1,098,230	1,105,156	52,896	316,448	735,812

*	At 31 December, 2019, the Group had other financial liabilities that amounted to EUR 30,109 million, EUR 24,215 million in 2018 and EUR 27,839 million in 2017.

The main valuation methods and inputs used in the estimates at 31 December 2019 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•
Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments (only applicable as of 31 December 2017).

•	Financial liabilities at amortised cost:
i) Deposits: the fair value of short term deposits was taken to be their carrying amount. Factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions are consider for the estimation of long term deposits fair value. It had been used also current rates offered for de posits of similar remaining maturities.

ii) Marketable debt securities and subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads, as well as using any significant input which is not observable with market data if applicable.
iii) The fair value of cash, cash balances at central banks and other deposits on demand was taken to be their carrying amount since they are mainly short-term balances.
In addition, at 31 December 2017, equity instruments amounting to EUR 1,211 million, (See note 2.d) recognised as Financial assets available-for-sale (IAS 39) were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organised markets and, consequently, the non-observable inputs were significant.

d) Exposure of the Group to Europe’s peripheral countries
The detail at 31 December 2019, 2018 and 2017, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) (see Note 54) is as follows:

Sovereign risk by country of issuer/borrower at 31 December 2019*
	Million euros
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers**	Total net direct exposure	Direct risk	Indirect risk (CDS)s
Spain	9,090	(3,886)	19,961	—	208	9,993	35,366	474	—
Portugal	31	(777)	5,450	—	577	3,408	8,689	—	—
Italy	1,095	(452)	1,631	—	442	19	2,735	5	(5)
Ireland	—	—	—	—	—	—	—	—	—

*
Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 14,517 million (of which EUR 12,756 million, EUR 1,306 million, EUR 453 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 6,299 million (of which EUR 5,808 million, EUR 224 million and EUR 267 million to Spain, Portugal and Italy, respectively).

**	Presented without taking into account the valuation adjustments recognised (EUR 17 million).

***
“Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 31 December 2018**
	Million euros*
	Debt instruments							MtM Derivatives****
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers***	Total net direct exposure	Direct risk	Indirect risk (CDS)s
Spain	3,601	(2,458)	27,078	—	7,804	13,615	49,640	407	—
Portugal	72	(115)	4,794	—	277	3,725	8,753	—	—
Italy	477	(681)	—	—	385	80	261	87	—
Ireland	—	—	—	—	—	—	—	2	—

*	See reconciliation of IAS 39 as of 31 December 2017 to IFRS 9 as of 1 January 2018 (Note 1.d).

**
Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 13,364 million (of which EUR 11,529 million, EUR 1,415 million, EUR 418 million and EUR 2 million relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 5,622 million (of which EUR 4,870 million, EUR 366 million and EUR 386 million to Spain, Portugal and Italy, respectively).

***	Presented without taking into account the valuation adjustments recognised (EUR 34 million).

****
“Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

678	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Sovereign risk by country of issuer/borrower at 31 December 2017*
	Million euros
	Debt instruments							MtM Derivatives***
	Financial assets held for trading and financial assets designated at fair value through profit or loss	Short positions	Financial assets available-for-sale	Loans and receivables	Held-to- maturity investments	Loans and advances to customers**	Total net direct exposure****	Direct risk	Indirect risk (CDS)s
Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	—
Portugal	208	(155)	5,220	232	3	3,309	8,817	—	—
Italy	1,962	(483)	4,613	—	—	16	6,108	(5)	5

*
Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

**	Presented without taking into account the Other comprehensive income recognised (EUR 31 million).

***
Other than CDSs refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. CDSs refers to the exposure to CDSs based on the location of the underlying.

****	EUR 19,601 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular S.A.U.

The detail of the Group's other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 31 December 2019, 2018 and 2017 is as follows:

Exposure to other counterparties by country of issuer/borrower at 31 December 2019***
	Million euros
			Debt instruments						MtM Derivatives**
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers*	Total net direct exposure	Other than CDSs	CDSs
Spain	21,696	7,627	656	1,195	321	1,501	194,817	227,813	2,417	2
Portugal	2,814	409	190	32	—	2,956	33,403	39,804	931	—
Italy	182	6,243	625	606	—	153	12,284	20,093	512	—
Greece	—	—	—	—	—	—	12	12	—	—
Ireland	—	—	55	1,718	592	22	11,875	14,262	232	—

*
Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 77,468 million, EUR 7,749 million, EUR 4,948 million, EUR 201 million and EUR 996 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

**	Presented without taking into account valuation adjustments or impairment corrections (EUR 7,322 million).

***
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2018****
	Million euros*
			Debt instruments						MtM Derivatives***
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortised cost	Loans and advances to customers**	Total net direct exposure	Other than CDSs	CDSs
Spain	42,655	8,117	412	1,760	320	2,662	202,149	258,075	3,880	(6)
Portugal	1,369	—	11	90	—	3,821	33,596	38,887	1,132	—
Italy	51	6,296	84	635	—	—	10,830	17,896	253	—
Greece	—	—	—	—	—	—	80	80	28	—
Ireland	—	—	21	1,093	16	25	10,633	11,788	127	—

*	See reconciliation of IAS 39 as of 31 December, 2017 to IFRS 9 as of 1 January, 2018 (Note 1.d).

**
Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 76,691 million, EUR 8,158 million, EUR 5,193 million, EUR 200 million and EUR 850 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

***	Presented without taking into account valuation adjustments or impairment corrections (EUR 9,385 million).

****
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2017*
	Million euros
			Debt instruments						Derivatives***
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and financial assets designated at fair value through profit or loss	Financial assets available-for-sale	Loans and receivables	Investments held-to-maturity	Loans and advances to customers**	Total net direct exposure****	Other than CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	—	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	—
Italy	17	2,416	438	1,010	—	—	10,015	13,896	211	5
Greece	—	—	—	—	—	—	56	56	30	—
Ireland	—	—	20	476	584	—	1,981	3,061	79	—

*
Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million, of which Grupo Banco Popular S.A.U. EUR 15,460 million, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

**	Presented excluding Other comprehensive income and impairment losses recognised (EUR 10,653 million of which around EUR 3,986 of Grupo Banco Popular S.A.U.).

***
“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

****	EUR 83,625 million were included within the direct exposures of the balance sheet mainly from debt securities of Grupo Banco Popular S.A.U.

680	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Following is certain information on the notional amount of the CDSs at 31 December 2019, 2018 and 2017 detailed in the foregoing tables:

31/12/2019
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	127	340	(213)	(2)	4	2
Portugal	Sovereign	27	27	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	314	9	305	(5)	—	(5)
	Other	60	60	—	(2)	2	—

31/12/2018
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	151	382	(231)	(2)	(4)	(6)
Portugal	Sovereign	26	26	—	—	—	—
	Other	—	—	—	—	—	—
Italy	Sovereign	—	265	(265)	—	—	—
	Other	205	75	130	(5)	5	—

31/12/2017
Million euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	—
	Other	1	1	—	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	225	201	24	(3)	8	5

52. Primary and secondary segments reporting
The segment reporting is based on financial information presented to the chief operating decision maker, which excludes certain items included in the statutory results that distort year-on-year comparisons and are not considered for management reporting purposes. This financial information (“underlying basis”) is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.
The Group has aligned the information in this operating segment Note in a manner consistent with the underlying information used internally for management reporting purposes and with that presented throughout the Group’s other public documents.
The Group executive committee has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organizational and management structures. The Group executive committee reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.
The segments are differentiated by the geographical area where profits are earned and by type of business. The financial information of each reportable segment is prepared by aggregating the figures for the Group’s various geographic areas and business units.
Our results are affected by the change in our reported segments resulting from new criteria to measure our segments´ profits or loss and from the new composition of our segments starting with the financial information for the first half 2019 to reflect our current reporting structure. The main changes, which have been applied to all segment information for all periods included in the consolidated financial statements, are the following:
i. Primary segments

•
Creation of the new geographic segment Europe that includes the existing units under the previous Continental Europe segment (Spain, Portugal, Poland and Santander Consumer Finance) plus the UK (that was previously a segment on its own.

•	Creation of the new geographic segment North America that comprises the existing units under the previous US segment plus Mexico.

•	Creation of the new geographic segment South America that comprises the existing units under the previous Latin America segment except for Mexico.

•	Creation of a new reporting unit segment, Santander Global Platform, which includes our global digital services under a single unit:
– Our fully digital native bank Openbank S.A. and Open Digital Services, S.L.

–	Global Payments Services: payments platform to better serve our customers with value propositions developed globally, including Global Merchant Services, Global Trade Services, Superdigital y Pago FX.
– Digital Assets: common digital assets and Centres of Digital Expertise which help our banks in their digital transformation.
ii. Secondary segments

•	The Real Estate Activity Spain unit, that was previously a segment reported on its own, is now included in Retail Banking.

•	The insurance business, previously included in Retail Banking, is now included in the Wealth Management segment, which was renamed Wealth Management & Insurance.

•	The new digital segment (Santander Global Platform) is also incorporated as a secondary segment.

•
Finally, the change in reported segments also includes adjustments of the clients of the Global Customer Relationship Model between Retail Banking and Santander Corporate & Investment Banking and between Retail Banking and Wealth Management & Insurance.

After these changes, the operating business areas are structured in two levels:
a) Primary segments
This primary level of segmentation, which is based on the Group's management structure, comprises five reportable segments: four operating areas plus the Corporate Center. The operating areas, are: Europe, South America, North America and Santander Global Platform.
The Europe area encompasses all the business activities carried on in the region, including the business activities carried on by the various Group units and branches with a presence in the UK.
The North America area includes all the financial activities carried on by the Group through its banks and subsidiaries in Mexico and the United States; activities in the US include the holding company (SHUSA) and the businesses of Santander Bank, National Association, Santander Consumer USA Holdings Inc., Banco Santander Puerto Rico, Banco Santander International's specialised unit and the New York branch.
The South America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region.
The Santander Global Platform segment consolidates all global digital initiatives.
The Group has considered the aggregation criteria of IFRS8 for purposes of identifying these reportable segments.

682	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
The condensed balance sheets and income statements of the various primary segments are as follows:

Million euros
	2019
(Condensed) balance sheet	Europe	North America	South America	Santander Global Platform	Corporate Centre	Intra-Group eliminations	Total
Total Assets	1,057,038	223,857	253,804	10,234	168,352	(190,590)	1,522,695
Loans and advances to customers	676,904	133,726	125,122	702	5,764	—	942,218
Cash, balances at central banks and credit institutions and other deposits on demand	180,389	22,885	51,360	9,063	32,803	(107,894)	188,606
Debt instruments	104,381	33,746	45,619	10	840	—	184,596
Other financial assets	53,893	10,759	14,802	187	2,406	—	82,047
Other asset accounts	41,471	22,741	16,901	272	126,539	(82,696)	125,228
Total Liabilities	1,000,905	199,955	231,321	9,760	77,989	(107,894)	1,412,036
Customer deposits	600,380	98,915	114,817	9,460	793	—	824,365
Central banks and credit institutions	189,791	38,942	41,989	82	12,253	(107,894)	175,163
Marketable debt securities	133,544	44,098	29,840	—	54,495	—	261,977
Other financial liabilities***	60,807	11,763	34,062	106	636	—	107,374
Other liabilities accounts****	16,383	6,237	10,613	112	9,812	—	43,157
Total Equity	56,133	23,902	22,483	474	90,363	(82,696)	110,659
Other customer funds under management	86,558	14,319	76,023	—	11	—	176,911
Investment funds	62,203	11,703	69,071	—	11	—	142,988
Pension funds	11,746	98	—	—	—	—	11,844
Assets under management	12,609	2,518	6,952	—	—	—	22,079
Other non-managed marketed customer funds	33,107	15,872	60	450	—	—	49,489

*	Including Trading derivatives and Equity instruments.

**
Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

***	Including Trading derivatives, Short positions and Other financial liabilities.

****
Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

Million euros
	2018
(Condensed) balance sheet	Europe	North America	South America	Santander Global Platform	Corporate Centre	Intra-Group eliminations	Total
Total Assets	1,020,737	200,919	237,480	8,781	170,614	(179,260)	1,459,271
Loans and advances to customers	639,966	116,196	119,912	337	6,509	1	882,921
Cash, balances at central banks and credit institutions and other deposits on demand	172,298	28,845	48,318	8,168	39,840	(100,400)	197,069
Debt instruments	118,221	27,302	45,224	—	377	—	191,124
Other financial assets*	49,263	9,974	9,311	146	2,113	1	70,808
Other asset accounts**	40,989	18,602	14,715	130	121,775	(78,862)	117,349
Total Liabilities	966,727	179,046	215,605	8,492	82,439	(100,399)	1,351,910
Customer deposits	571,834	91,895	108,248	8,284	235	—	780,496
Central banks and credit institutions	192,685	26,048	38,584	111	30,879	(100,398)	187,909
Marketable debt securities	129,574	43,758	31,504	—	41,783	—	246,619
Other financial liabilities***	53,687	11,379	28,570	38	1,334	(1)	95,007
Other liabilities accounts****	18,947	5,966	8,699	59	8,208	—	41,879
Total Equity	54,010	21,873	21,875	289	88,175	(78,861)	107,361
Other customer funds under management	76,524	12,785	68,172	367	7	—	157,855
Investment funds	55,239	10,436	61,515	367	7	—	127,564
Pension funds	11,062	98	—	—	—	—	11,160
Assets under management	10,223	2,251	6,657	—	—	—	19,131
Other non-managed marketed customer funds	28,555	13,528	128	—	—	—	42,211

*	Including Trading derivatives and Equity instruments.

**
Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

***	Including Trading derivatives, Short positions and Other financial liabilities.

****
Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

684	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
	2017
(Condensed) balance sheet	Europe	North America	South America	Santander Global Platform	Corporate Centre	Intra-Group eliminations	Total
Total Assets	1,023,053	172,591	235,144	7,372	157,126	(150,981)	1,444,305
Loans and advances to customers	623,604	98,424	121,467	92	5,326	2	848,915
Cash, balances at central banks and credit institutions and other deposits on demand	155,203	23,256	46,131	7,128	25,897	(69,190)	188,425
Debt instruments	125,848	27,519	44,148	68	1,768	—	199,351
Other financial assets*	64,608	8,996	8,599	—	2,116	—	84,319
Other asset accounts**	53,790	14,396	14,799	84	122,019	(81,793)	123,295
Total Liabilities	966,064	152,455	211,148	7,135	69,860	(69,190)	1,337,472
Customer deposits	576,072	81,581	112,874	6,981	222	—	777,730
Central banks and credit institutions	179,057	24,131	31,366	63	24,887	(69,190)	190,314
Marketable debt securities	122,325	31,344	29,267	—	35,030	—	217,966
Other financial liabilities***	67,041	10,183	28,403	44	1,628	—	107,299
Other liabilities accounts****	21,569	5,216	9,238	47	8,093	—	44,163
Total Equity	56,989	20,136	23,996	237	87,266	(81,791)	106,833
Other customer funds under management	82,287	12,790	70,811	686	—	—	166,574
Investment funds	60,254	10,371	64,514	610	—	—	135,749
Pension funds	11,490	—	—	76	—	—	11,566
Assets under management	10,543	2,419	6,297	—	—	—	19,259
Other non-managed marketed customer funds	27,790	13,561	47	—	—	—	41,398

*	Including Trading derivatives and Equity instruments.

**
Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Non-current assets held for sale, Assets under insurance or reinsurance contracts, tangible assets, intangible assets, tax assets, other assets and non-current assets held for sale.

***	Including Trading derivatives, Short positions and Other financial liabilities.

****
Including Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Liabilities under insurance or reinsurance contracts, provisions, tax liabilities, other liabilities and liabilities associated with non-current assets held for sale.

The condensed income statements for the primary segments are as follows:

Million euros
	2019
(Condesed) Underlying income statement	Europe	North America	South America	Santander Global Platform	Corporate centre	Total
Net interest income	14,201	8,926	13,316	92	(1,252)	35,283
Net fee income	5,260	1,776	4,787	6	(50)	11,779
Gains (losses) on financial transactions*	1,036	230	565	(3)	(297)	1,531
Other operating income**	504	672	(243)	(14)	(18)	901
Total income	21,001	11,604	18,425	81	(1,617)	49,494
Administrative expenses, depreciation and amortisation	(11,044)	(4,967)	(6,656)	(240)	(373)	(23,280)
Net operating income***	9,957	6,637	11,769	(159)	(1,990)	26,214
Net loan-loss provisions****	(1,839)	(3,656)	(3,789)	(1)	(36)	(9,321)
Other gains (losses) and provisions*****	(768)	(205)	(748)	(6)	(237)	(1,964)
Operating profit/(loss) before tax	7,350	2,776	7,232	(166)	(2,263)	14,929
Tax on profit	(1,979)	(683)	(2,644)	46	157	(5,103)
Profit from continuing operations	5,371	2,093	4,588	(120)	(2,106)	9,826
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,371	2,093	4,588	(120)	(2,106)	9,826
Non-controlling interests	493	426	664	—	(9)	1,574
Attributable profit to the parent	4,878	1,667	3,924	(120)	(2,097)	8,252

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortized cost. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release EUR 31 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

686	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
	2018
(Condesed) Underlying income statement	Europe	North America	South America	Santander Global Platform	Corporate Centre	Total
Net interest income	14,204	8,154	12,891	79	(987)	34,341
Net fee income	5,434	1,615	4,497	7	(68)	11,485
Gains (losses) on financial transactions*	1,114	173	498	—	12	1,797
Other operating income**	505	534	(212)	(12)	(14)	801
Total income	21,257	10,476	17,674	74	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(11,166)	(4,488)	(6,557)	(142)	(426)	(22,779)
Net operating income***	10,091	5,988	11,117	(68)	(1,483)	25,645
Net loan-loss provisions****	(1,572)	(3,449)	(3,737)	—	(115)	(8,873)
Other gains (losses) and provisions*****	(1,027)	(202)	(663)	(2)	(101)	(1,995)
Operating profit/(loss) before tax	7,492	2,337	6,717	(70)	(1,699)	14,777
Tax on profit	(2,020)	(599)	(2,642)	17	14	(5,230)
Profit from continuing operations	5,472	1,738	4,075	(53)	(1,685)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,472	1,738	4,075	(53)	(1,685)	9,547
Non-controlling interests	424	434	624	1	—	1,483
Attributable profit to the parent	5,048	1,304	3,451	(54)	(1,685)	8,064

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortized cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****
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

Million euros
	2017
(Condesed) Underlying income statement	Europe	North America	South America	Santander Global Platform	Corporate Centre	Total
Net interest income	13,529	8,170	13,383	63	(849)	34,296
Net fee income	5,163	1,721	4,744	7	(38)	11,597
Gains (losses) on financial transactions*	907	159	863	—	(225)	1,704
Other operating income**	463	370	69	(11)	(94)	797
Total income	20,062	10,420	19,059	59	(1,206)	48,394
Administrative expenses, depreciation and amortisation	(10,454)	(4,580)	(7,339)	(67)	(477)	(22,917)
Net operating income***	9,608	5,840	11,720	(8)	(1,683)	25,477
Net loan-loss provisions****	(1,313)	(3,685)	(4,067)	—	(46)	(9,111)
Other gains (losses) and provisions*****	(1,207)	(129)	(1,290)	(6)	(181)	(2,813)
Operating profit/(loss) before tax	7,088	2,026	6,363	(14)	(1,910)	13,553
Tax on profit	(1,980)	(486)	(2,156)	2	32	(4,588)
Profit from continuing operations	5,108	1,540	4,207	(12)	(1,878)	8,965
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	5,108	1,540	4,207	(12)	(1,878)	8,965
Non-controlling interests	408	422	620	—	(1)	1,449
Attributable profit to the parent	4,700	1,118	3,587	(12)	(1,877)	7,516

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortized cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****
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

688	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

b) Secondary segments
At this secondary level of segment reporting, the Group is structured into Retail Banking, Santander Corporate & Investment Banking (SCIB), Wealth Management & Insurance and Santander Global Platform; the sum of these segments is equal to that of the primary geographical reportable segments and total figures for the Group are obtained by adding the data for the Corporate Centre.
Considering the aforementioned information, the business segments are now conformed as follows:

•
Retail Banking: this covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through Santander Corporate & Investment Banking, and asset management, private banking and insurance, which are managed by Wealth Management & Insurance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s assets and liabilities committee.

•
Santander Corporate & Investment Banking (SCIB): This business reflects revenue from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Wealth Management & Insurance: Includes the asset management business (Santander Asset Management, S.A., S.G.I.I.C.), the insurance business, the corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

•	Finally, the Santander Global Platform segment includes in a single unit all global digital initiatives.
Although the Santander Global Platform and the Wealth Management & Insurance business segments do not meet the quantitative thresholds defined in IFRS 8, such segments are considered reportable by the Group and separately disclosed because the Group management believes that information about these segments is useful to users of the financial statements.
There are no customers in any of the business segments that generate income exceeding 10% of total income.

The condensed income statements are as follows:

Million euros
	2019
(Condensed) Underlying income statement	Retail Banking	Santander Corporate & Investment Banking	Wealth Management & Insurance	Santander Global Platform	Corporate centre	Total
Net interest income	33,157	2,721	565	92	(1,252)	35,283
Net fee income	9,094	1,528	1,201	6	(50)	11,779
Gains (losses) on financial transactions*	975	740	116	(3)	(297)	1,531
Other operating income**	297	295	341	(14)	(18)	901
Total income	43,523	5,284	2,223	81	(1,617)	49,494
Administrative expenses, depreciation and amortisation	(19,481)	(2,275)	(911)	(240)	(373)	(23,280)
Net operating income***	24,042	3,009	1,312	(159)	(1,990)	26,214
Net loan-loss provisions****	(9,154)	(155)	25	(1)	(36)	(9,321)
Other gains (losses) and provisions*****	(1,623)	(86)	(12)	(6)	(237)	(1,964)
Operating profit/(loss) before tax	13,265	2,768	1,325	(166)	(2,263)	14,929
Tax on profit	(4,156)	(838)	(312)	46	157	(5,103)
Profit from continuing operations	9,109	1,930	1,013	(120)	(2,106)	9,826
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	9,109	1,930	1,013	(120)	(2,106)	9,826
Non-controlling interests	1,361	169	53	—	(9)	1,574
Attributable profit to the parent	7,748	1,761	960	(120)	(2,097)	8,252

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

690	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
	2018
(Condensed) Underlying income statement	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	Santander Global Platform	Corporate Centre	Total
Net interest income	32,261	2,461	527	79	(987)	34,341
Net fee income	8,870	1,534	1,142	7	(68)	11,485
Gains (losses) on financial transactions*	756	898	131	—	12	1,797
Other operating income**	344	184	299	(12)	(14)	801
Total income	42,231	5,077	2,099	74	(1,057)	48,424
Administrative expenses, depreciation and amortisation	(19,237)	(2,101)	(873)	(142)	(426)	(22,779)
Net operating income***	22,994	2,976	1,226	(68)	(1,483)	25,645
Net loan-loss provisions****	(8,549)	(199)	(10)	—	(115)	(8,873)
Other gains (losses) and provisions*****	(1,791)	(97)	(4)	(2)	(101)	(1,995)
Operating profit/(loss) before tax	12,654	2,680	1,212	(70)	(1,699)	14,777
Tax on profit	(4,144)	(832)	(285)	17	14	(5,230)
Profit from continuing operations	8,510	1,848	927	(53)	(1,685)	9,547
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	8,510	1,848	927	(53)	(1,685)	9,547
Non-controlling interests	1,272	157	52	1	1	1,483
Attributable profit to the parent	7,238	1,691	875	(54)	(1,686)	8,064

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
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

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Million euros
	2017
(Condensed) Underlying income statement	Retail Banking	Santander Corporate & Investment Banking (SCIB)	Wealth Management & Insurance	Santander Global Platform	Corporate Centre	Total
Net interest income	32,169	2,442	471	63	(849)	34,296
Net fee income	9,295	1,621	712	7	(38)	11,597
Gains (losses) on financial transactions*	685	1,207	37	—	(225)	1,704
Other operating income**	255	221	426	(11)	(94)	797
Total income	42,404	5,491	1,646	59	(1,206)	48,394
Administrative expenses, depreciation and amortisation	(19,752)	(2,028)	(593)	(67)	(477)	(22,917)
Net operating income***	22,652	3,463	1,053	(8)	(1,683)	25,477
Net loan-loss provisions****	(8,374)	(682)	(9)	—	(46)	(9,111)
Other gains (losses) and provisions*****	(2,535)	(80)	(11)	(6)	(181)	(2,813)
Operating profit/(loss) before tax	11,743	2,701	1,033	(14)	(1,910)	13,553
Tax on profit	(3,688)	(747)	(187)	2	32	(4,588)
Profit from continuing operations	8,055	1,954	846	(12)	(1,878)	8,965
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	8,055	1,954	846	(12)	(1,878)	8,965
Non-controlling interests	1,218	182	50	—	(1)	1,449
Attributable profit to the parent	6,837	1,772	796	(12)	(1,877)	7,516

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
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

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

692	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c) Reconciliations of reportable segment results
The tables below reconcile the underlying basis results to the statutory results for each of the periods presented as required by IFRS 8. For the purposes of these reconciliations, all material reconciling items are separately identified and described.
The Group’s assets and liabilities for management reporting purposes do not differ from the statutory reported figures and therefore are not reconciled.

Million euros
2019
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	35,283	—	35,283
Net fee income	11,779	—	11,779
Gains (losses) on financial transactions*	1,531	—	1,531
Other operating income**	901	(265)	636
Total income	49,494	(265)	49,229
Administrative expenses, depreciation and amortisation	(23,280)	—	(23,280)
Net operating income***	26,214	(265)	25,949
Net loan-loss provisions****	(9,321)	—	(9,321)
Other gains (losses) and provisions*****	(1,964)	(2,121)	(4,085)
Operating profit/(loss) before tax	14,929	(2,386)	12,543
Tax on profit	(5,103)	676	(4,427)
Consolidated profit	9,826	(1,710)	8,116
Non-controlling interests	1,574	27	1,601
Attributable profit to the parent	8,252	(1,737)	6,515

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortized cost. Additionally, includes a release of EUR 31 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of 31 million euros mainly corresponding to results from commitments and contingent risks, Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments:

•
Impairment of goodwill assigned to Santander UK and provisions for PPI in the UK, with a net impact of EUR -1,491 million and EUR -183 million, respectively, reflected in "Other gains (losses) and provisions".

•	Restructuring costs with a net impact of EUR -864 million, which are included gross in "Other gains (losses) and provisions".

•
Losses related to the real estate assets and stakes in Spain, with a net impact of EUR -405 million which are included in the headings "Other operating income" and "Other gains (losses) and provisions".

•	Provisions related to intangible assets and others, amounting to -174 million euros, which are included for their gross amount in the line "Other gains (losses) and provisions".

•
Capital gains on the sale of holdings in Prisma and on the integration of the custody business with a net impact of EUR 136 million and EUR 693 million, respectively, which are reflected grossly in "Other gains (losses) and provisions".

•	Positive impact of the change in Brazilian tax regulations, net of EUR 551 million, included in "Tax on profit".

Million euros
2018
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	34,341	—	34,341
Net fee income	11,485	—	11,485
Gains (losses) on financial transactions*	1,797	—	1,797
Other operating income**	801	—	801
Total income	48,424	—	48,424
Administrative expenses, depreciation and amortisation	(22,779)	—	(22,779)
Net operating income***	25,645	—	25,645
Net loan-loss provisions****	(8,873)	—	(8,873)
Other gains (losses) and provisions*****	(1,995)	(576)	(2,571)
Operating profit/(loss) before tax	14,777	(576)	14,201
Tax on profit	(5,230)	344	(4,886)
Consolidated profit	9,547	(232)	9,315
Non-controlling interests	1,483	22	1,505
Attributable profit to the parent	8,064	(254)	7,810

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortized cost. Additionally, includes a release of EUR 113 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for a release of EUR 113 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations

Explanation of adjustments

•
Restructuring costs: The net impact of EUR -300 million on Profit attributable to the Parent, relates to restructuring costs in connection with the integration of Banco Popular, S.A.U., as follows EUR -280 million in Spain, EUR -40 million in corporate center and EUR 20 million in Portugal. The corresponding gross impacts are reflected on the “Other gains (losses) and provisions” line above.

•	Negative goodwill in Poland: The negative goodwill of EUR 45 million, relates to the acquisition of the banking and private banking business of Deutsche Bank Polska, S.A.

694	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Million euros
2017
Reconciliation of underlying results to statutory results	Underlying results	Adjustments	Statutory results
Net interest income	34,296	—	34,296
Net fee income	11,597	—	11,597
Gains (losses) on financial transactions*	1,704	(39)	1,665
Other operating income**	797	—	797
Total income	48,394	(39)	48,355
Administrative expenses, depreciation and amortisation	(22,917)	(76)	(22,993)
Net operating income***	25,477	(115)	25,362
Net loan-loss provisions****	(9,111)	(98)	(9,209)
Other gains (losses) and provisions*****	(2,813)	(1,249)	(4,062)
Operating profit/(loss) before tax	13,553	(1,462)	12,091
Tax on profit	(4,588)	704	(3,884)
Consolidated profit	8,965	(758)	8,207
Non-controlling interests	1,449	139	1,588
Attributable profit to the parent	7,516	(897)	6,619

*
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

**
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

***	Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement.

****
Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement – reclassification of financial assets at amortized cost. Additionally, includes a release of EUR 50 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.

*****
Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 50 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Explanation of adjustments

•
Allfunds Bank, S.A. sale: corresponds to the sale by the Bank and its partners of 100% of Allfunds Bank, S.A. capital, obtaining an amount of EUR 501 million from the sale of its 25% stake in Allfunds Bank, S.A., resulting in gains of EUR 425 million recognised in “Other gains (losses) and provisions” and of EUR 297 million net of tax.

•
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

•
Goodwill Impairment: impairment of goodwill associated with Santander Consumer USA Holdings, Inc. This impairment had a gross impact of EUR -899 million on “Other gains (losses) and provisions” line (EUR -603 million in Profit attributable to the parent).

•
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

Following below is the balance sheet balances and amounts of the Group's income statement corresponding to operations with the parties related to it, distinguishing between associates and joint ventures, members of the Bank's board of directors, the Bank's executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognised.

Million euros
	2019				2018				2017
	Associates and joint ventures	Members of the board of directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the board of directors	Executive vicepresidents	Other related parties	Associates and joint ventures	Members of the board of directors	Executive vicepresidents	Other related parties
Assets:	9,659	—	26	104	7,202	—	30	256	6,048	—	21	300
Cash, cash balances at central banks and other deposits on demand	740	—	—	—	—	—	—	—	—	—	—	—
Loans and advances: credit institutions	961	—	—	—	704	—	—	—	472	—	—	—
Loans and advances: customers	6,950	—	26	104	6,142	—	30	256	5,081	—	21	279
Debt instruments	848	—	—	—	295	—	—	—	473	—	—	21
Others	160	—	—	—	61	—	—	—	22	—	—	—

Liabilities:	2,689	41	12	57	1,650	19	12	363	748	19	14	63
Financial liabilities: credit institutions	563	—	—	—	8	—	—	—	309	—	—	—
Financial liabilities: customers	2,064	41	12	57	1,596	19	12	363	414	19	14	63
Marketable debt securities	—	—	—	—	8	—	—	—	4	—	—	—
Others	62	—	—	—	38	—	—	—	21	—	—	—

Income statement:	1,386	—	—	2	993	—	—	31	1,020	—	—	14
Interest income	111	—	—	1	73	—	—	14	57	—	—	8
Interest expense	15	—	—	—	3	—	—	1	3	—	—	—
Gains/losses on financial assets and liabilities and others	47	—	—	—	82	—	—	—	302	—	—	—
Commission income	1,269	—	—	1	853	—	—	18	735	—	—	6
Commission expense	26	—	—	—	12	—	—	—	71	—	—	—

Other:	4,219	7	3	49	4,707	9	3	782	3,881	7	3	597
Contingent liabilities and others	17	5	2	38	21	7	1	508	6	6	1	352
Contingent commitments	197	1	1	6	393	1	2	64	301	1	2	60
Derivative financial instruments	4,005	1	—	5	4,293	1	—	210	3,574	—	—	185
The remaining required information is detailed in Notes 5, 14 and 47.c.

696	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

54. Risk management
a) Cornerstones of the risk function
Our risk principles are mandatory and must be followed at all times. They take into account regulatory requirements and market best practices. They are the following:

1.
A strong risk culture (Risk Pro), as part of ‘The Santander Way’, which is followed by all employees, covers all risks and promotes socially responsible management that contributes to Santander’s long-term sustainability.

2.
All employees are responsible for managing risk. They must be aware of, and understand, the risks generated in their day-to-day activities, avoiding risks where the impacts are unknown or exceed the Group’s risk appetite limits.

3.
Engagement of senior management, ensuring consistent management and control of risk through their conduct, actions and communication. They also promote our risk culture and assess its degree of implementation, overseeing that the risk profile is kept within the levels defined by the our risk appetite.

4.	Independence of the risk management and control functions, consistent with the three lines of defence model.

5.	A forward-looking and comprehensive approach to risk management and control across all businesses and risk types.

6.	Complete and timely information management, enabling risks to be appropriately identified, assessed, managed and reported to the corresponding level.
These principles, combined with a series of tools and processes that are embedded in the Group’s strategic planning, such as our risk appetite statement, risk profile assessment, scenario analysis, and our risk reporting structure, annual planning and budget process, provide a holistic control structure for the entire Group.
1. Main risks of the group's financial instruments
The main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof, includes the following:

•
Credit risk: is the risk of financial loss arising from the default or credit quality deterioration of a customer or other third party, to which Santander has either directly provided credit or for which it has assumed a contractual obligation.

•	Market risk: is the risk incurred as a result of changes in market factors that affect the value of positions in the trading book.

•	Liquidity risk: is the risk that Santander does not have the liquid financial resources to meet its obligations when they fall due, or can only obtain them at high cost.

•
Structural Risk: is the risk arising from the management of different balance sheet items, not only in the banking book but also in relation to insurance and pension activities. It includes the risk of Santander not having an adequate amount or quality of capital to meet its internal business objectives, regulatory requirements or market expectations.

•	Operational risk: is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including conduct risk.

•
Regulatory Compliance Risk: risk of non-compliance with legal and regulatory requirements as well as supervisors expectations, which may result in legal or regulatory sanctions, including fines or other financial implications.

•	Model Risk: is the risk of loss arising from inaccurate predictions, causing a sub-optimal decision, or from a model being implemented or used inappropriately.

•
Reputational Risk: the risk of current or potential negative economic impact to the Bank due to damage to its perception on the part of employees, customers, shareholders/investors and the wider community.

•
Strategic Risk: is the risk of loss or damage arising from strategic decisions or their poor implementation that impact the medium and long term interests of our key stakeholders, or from an inability to adapt to external developments.

In addition, climate-change related risk drivers - whether physical or transition-led - have been identified as factors that could aggravate the existing risks in the medium and long term.
The classification of risks is critical to ensure an effective risk management and control. All identified risks should be therefore referenced to the aforementioned risk categories in order to organise their management, control and related information.
2. Risk governance
The Group has a robust risk governance structure, aimed at ensuring the effective control of its risk profile in accordance with the risk appetite defined by the board of directors.
The board of directors is responsible for approving the general framework for risk management and control, including tax risks.
This governance structure is underpinned by the distribution of roles among the three lines of defence, a robust structure of committees and a strong relationship between the Group and its subsidiaries. All supported by our Group-wide risk culture, Risk Pro.
2.1 Lines of defense
At Santander, we follow a three lines of defence model to ensure effective risk management and control:

•
First line: Businesses and all other functions that originate risks make up the first line of defence. These functions must ensure that these risks are aligned with the approved risk appetite and associated limits. Any unit that originates risk has primary responsibility for the management of that risk.

697

•
Second line: Risk and Compliance & Conduct functions. Their role is to provide independent oversight and challenge to the risk management activities performed by the first line of defence. These functions ensure that risks are managed in accordance with the risk appetite defined by the board and promote a strong risk culture throughout the organisation.

•
Third line: The Internal Audit function, which regularly assesses policies, methodologies and procedures to ensure they are appropriate and effectively implemented for the management and control of all risks.

The Risk, Compliance and Conduct and Internal Audit functions are separate and independent and have direct access to the board of directors and its committees.
2.2 Risk committee structure
The board of directors is responsible for risk management and control and, in particular, for approving and periodically reviewing the risk appetite and the risk framework, as well as for promoting a strong risk culture across the whole organisation. In order to conduct these tasks, the board has the support of different committees, this is the case of the risk supervision, regulation and compliance committee and the Group’s executive committee, which have specific risk related responsibilities.
The Group Chief Risk Officer (Group CRO) is responsible for the oversight of all risks and for challenging and advising the business lines on how they manage risks, with direct access and reporting to the board risk committee as well as to the board of directors.
Other bodies that make up the highest level of risk governance, with authority delegated by the board of directors, are the executive risk committee and the risk control committee, details of which are provided below:

•	Executive risk committee (ERC)
This committee is responsible for risk management, within the authorities delegated by the board. The committee makes risk taking decisions at the highest level, ensuring that they are within the established risk appetite limits for the Group.
Chair: CEO.
Composition: nominated executive directors and other Group senior management. Risk, Finance and Compliance & Conduct functions, among others, are represented. The Group CRO has the power of veto over the committee’s decisions.

•	Risk control committee (RCC)
This committee is responsible for risk control, determining whether the risks originated by the business lines are managed within our risk appetite limits and providing a holistic view of all risks. This includes the identification and monitoring of both current and emerging risks, and evaluating their impact on the Group's risk profile.
Chair: Group CRO.
Composition: senior management members from the Risk, Compliance & Conduct, Finance, Accounting and Management Control functions are represented among others. Senior members of the Risk function (CROs) from the Group’s subsidiaries regularly take part to report their own risk profiles.
Additionally, each risk factor has its own fora and/or regular meetings to manage and control the risks under their scope. Among others, they have the following responsibilities:

•	Advise the Group CRO and the risk control committee that risks are being managed in accordance with the Group’s risk appetite.

•	Carry out regular monitoring of each risk factor.

•	Oversee the measures adopted to comply with the expectations of the supervisors and internal and external auditors.
For certain matters, the Group may establish specific additional governance. For example:

•
Following the UK’s decision to leave the EU, the Group and Santander UK set up steering committees and separate working groups to: i) monitor the Brexit process; ii) develop contingency plans; and iii) escalate and take decisions to minimise potential impacts on our business and customers.

•
In order to steer and supervise the review process of the interest rate benchmarks (which include among others EONIA, LIBOR and EURIBOR, with specific solutions for each of them: EONIA will be discontinued on January 2022, LIBOR is likely to cease in December 2021, while EURIBOR will remain as a compliant benchmark), the Group established the IBOR steering group. This group is responsible for driving the project's strategic direction and take the required decisions to ensure a correct transition across all Santander businesses and entities. The IBOR steering group operates in accordance with the methodology defined by the Group's Execution Project Office and is chaired by the project's global sponsor, the global head of SCIB, with the additional support of eight senior executives.

2.3 The Group’s relationship with subsidiaries regarding risk management
In all our subsidiaries, the risk management and control model is aligned with the frameworks established by the Group’s board of directors. The local units adhere to them through their respective boards and adapt them to their own market conditions and regulation.
In order to conduct the review of the aggregated oversight of all risks, the Group exercises a validation and challenge role with regard to the policies of the subsidiaries and transactions.
This creates a common risk management and control model across the Group.
The ‘Group-subsidiary governance model and good governance practices for subsidiaries’ sets up regular interaction and functional reporting by each local CRO to the Group CRO, as well as the latter’s participation in the appointments process, target setting and local CRO’s evaluation and remuneration, in order to ensure that risks are effectively controlled.

698	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

To strengthen the relationship between the Group and its subsidiaries, various initiatives have been implemented in order to develop an advanced risk management model across the Group:

•	Promoting collaboration to accelerate the sharing of best practices, strengthen existing processes and accelerate innovation.

•	Talent identification in the risk teams, developing international mobility through the global risk talent programme.

•	Risk Subject Matter Experts: leveraging on our “best in class” experts across the Group.

•	Peer review: constructive review of specific matters within the risk function, performed by experts from different subsidiaries.
3. Management processes and tools
To ensure that an effective risk management and control is carried out, the Group has defined several key processes that rely on a series of tools, which are described as follows:
3.1 Risk appetite and structure of limits
The Group defines the risk appetite as the amount and type of risks that are considered prudent to assume for implementing our business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances. When establishing the risk appetite, adverse scenarios that could have a negative impact on capital and liquidity levels, profitability and/or the share price are taken into account.
The risk appetite statement (RAS) is annually set by the board for the entire Group. Additionally, the boards of our subsidiaries also set their own risk appetite on an annual basis, aligned and embedded within the Group’s consolidated statement. Each subsidiary's statement is then further cascaded down in the form of management limits and policies by risk type, portfolio and activity segment.
Santander risk appetite principles
The following principles govern the Group’s risk appetite in all its subsidiaries:

•	Responsibility of the board and of senior management. The board is responsible for setting the risk appetite and for monitoring compliance with its requirements.

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

•
Embedding and alignment with strategic and business plans. The risk appetite is an integral part of the strategic and business planning, which is embedded in the daily management by cascading down the aggregated limits to those set at portfolio level, subsidiary or business line, as well as through the key risk appetite processes.

•	Coherence across the various subsidiaries and a common risk language throughout the Group. Each subsidiary's risk appetite must be coherent with that of the Group.

•
Periodic review, backtesting and adoption of best practices and regulatory requirements. Monitoring and control mechanisms are established to ensure the risk profile is maintained, and the necessary corrective and mitigating actions are taken in the event of non-compliance.

Limits structure, monitoring and control
Risk appetite is expressed through qualitative statements and quantitative limits structured around 5 main axes:

•	Results volatility:
- Maximum loss that the Group is willing to accept under a scenario of acute stress.

•	Solvency
- Minimum capital position that the Group is willing to accept under a scenario of acute stress.
- Maximum leverage the Group is willing to accept under a scenario of acute stress.

•	Liquidity
- Minimum structural liquidity position.
- Minimum liquidity horizon position that the Group is willing to accept under a scenario of acute stress.
- Minimum liquidity coverage position.

•	Concentration:
- Concentration in single names, sectors and portfolios.
- Concentration in non-investment grade counterparties.
- Concentration in large exposures.

•	Non-financial risks
- Qualitative non-financial risk indicators:

•	Fraud.

•	Technological.

•	Security and cyber-risk.

•	Reputational.

•	Others.
- Maximum operational risk losses.
- Maximum risk profile.
Compliance with risk appetite limits is regularly monitored. Specialised control functions report the appropriateness of the risk profile to the board and its committees on a monthly basis.
Linkage between the risk appetite limits and those of the business units and portfolios is a key element for making the risk appetite an effective risk management tool. The management policies and structure of limits used to manage the different categories and types of risk are directly related to the principles and limits defined in the the risk appetite statement.

3.2. Risk profile assessment (RPA)
The Group carries out identification and assessment tests on the different risks that it is exposed to, involving the different lines of defence, establishing management standards that not only meet regulatory requirements but also reflect best practices in the market and reinforce our risk culture.
The results of these risk identification and assessment (RIA) exercises are integrated to evaluate the Group risk profile through the risk profile assessment (RPA). This exercise analyses the development of risks and identifies areas for improvement:

•	Risk performance, enabling the understanding of residual risk by risk type through a set of metrics and indicators calibrated using international standards.

•	Control environment assessment, measuring the degree of implementation of the target operating model, as part of our advanced risk management.

•
Forward-looking analysis, based on stress metrics and identification and/or assessment of the main threats to the strategic plan (Top risks), enabling specific action plans to be put in place to mitigate potential impacts and their monitoring.

Based on this periodic identification and assessment exercises for the different risks, as of December 2019 the Group maintains a solid medium-low risk profile.
In 2019, improvements were centred on three main areas: i) reviewing the control environment standards ii) risk performance indicators and their alignment with risk appetite metrics, and iii) enhancing the perimeter by integrating reputational risk as a cross layer in the risk profile assessment and strengthening the business performance area by enriching capital metrics.
3.3. Scenario analysis
Another fundamental tool that is used by the Group to ensure an effective risk management and control is the analysis of potential impacts triggered by different scenarios related to the environment in which the Group operates. These scenarios are expressed both in terms of macroeconomic variables, as well as other variables that may affect our risk profile.
This is usually known as “scenario analysis”, which is a robust and useful tool for risk management at all levels. It enables the Group to assess its resilience under stressed conditions and the identification of possible mitigating actions to be implemented in case the projected scenarios start to materialise. Its ultimate objective is to reinforce the stability of income, capital and liquidity.
In this respect, the role of our Research and Public Policy team in terms of the generation of the different scenarios as well as the strict governance and control processes that these exercises are subject to, including their analysis and review by the senior management as well as the different divisions involved, including Internal Audit, are fundamental to ensure their quality.
The robustness and consistency of the scenario analysis exercises are therefore based on the following pillars:

•
Development and integration of models that estimate the future performance of metrics, such as credit losses, based on historic information that can be internal to the Group and/or external from the market, as well as on simulation techniques.

•	Challenge and backtesting of model results to ensure their quality.

•	Inclusion of expert judgement and deep knowledge of our different portfolios.

•	Robust governance of the whole process, covering models, scenarios, assumptions and results rationale, as well as their impact in terms of management actions to be taken.
The application of these pillars in the European Banking Authority (EBA) stress test exercise that is executed and reported biennially, has enabled Santander to satisfactorily meet the defined quantitative and qualitative requirements, contributing to the excellent results obtained by the Group.
Applications of scenario analysis
The EBA guidelines establish that scenario analysis should be integrated in the Group’s risk management framework and management processes. This requires a forward looking view in terms of risk management and capital and liquidity strategic planning.
Scenario analysis is included in the Group’s risk framework, ensuring that any impact affecting its solvency or liquidity can be rapidly identified and addressed. With this objective in mind, a systematic review of the exposure to different types of risks is included, not only under the baseline scenario but also under various simulated adverse scenarios.
The Group has a map of uses in place to strengthen their alignment across the different risk types, and to facilitate the continuous improvement of such uses. An additional fundamental goal is to reinforce the integration and synergies between the different regulatory and internal exercises.
Scenario analysis forms an integral part of several key Group processes:

•	Regulatory uses: exercises conducted under the European regulatory guidelines or those of each local supervisor in those geographies where the Group operates.

•
Internal capital adequacy assessment (ICAAP) and liquidity assessment (ILAAP) in which, while the regulators define certain requirements, the Group develops its own methodology to assess its capital and liquidity levels under different stress scenarios to support planning and the effective management of these two critical aspects.

•
Risk appetite. This includes stressed metrics for which the Group defines maximum levels of losses (or minimum liquidity levels) that should not be exceeded. These exercises are related to those conducted for capital and liquidity, although they have different frequencies and present different granularity levels.

700	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

•
Climate change scenario analysis: the objective is to provide a scenario-based assessment of those risks and opportunities related to climate change. It is currently focused on the wholesale portfolio as a pilot.

•	Recurrent risk management in different processes/exercises:
- Budget and strategic planning process, in the development of commercial risk approval policies, in the global risk assessment for senior management or in specific analysis regarding activity profiles or portfolios.
- Identification of Top risks on the basis of a systematic process to identify and assess all risks which the Group is exposed to. These Top risks are selected and a macroeconomic or idiosyncratic scenario is associated with each one, to assess their potential impact on the Group.
- Recovery plan, which is drawn up annually to establish the tools available to the Group to survive in the event of an extremely severe financial crisis. The plan sets out a series of financial and macroeconomic stress scenarios, with differing degrees of severity that include idiosyncratic and/or systemic events.
- IFRS 9, since 1 January 2018, the processes, models and scenario analysis methodologies have been included in the regulatory provision requirements.
3.4. Risk Reporting Structure (RRS)
The reporting model of the Group continues to be enhanced after the simplification and optimisation of processes, the quality controls implemented and the strengthening of our effective communication to senior management. Furthermore, the overall view of all risks has been consolidated, based on complete, precise and recurring information allowing the Group’s senior management to assess the risk profile and decide accordingly.
The risk reporting of the Group taxonomy contains three types of reports that are released on a monthly basis: the Group risk report (which is distributed to senior management), the subsidiaries risk reports, and the reports on each of the risk factors identified in the Group’s risk framework.
This taxonomy is characterised by the following:

•	All risk factors included in the Group’s risk framework are covered.

•	Balance between data, analysis and qualitative comments is maintained throughout the reports, including forward-looking measures, risk appetite information, limits and emerging risks.

•	The holistic view is combined with a deeper analysis of each risk factor and geographic area and region.

•
A homogenous structure and criteria, as each subsidiary may define its own reports following local standards. Therefore, a consolidated view is provided to enable the analysis of all risks based on common definitions

•	All the metrics reported follow RDA criteria, ensuring the quality and consistency of the data included in all risk reports.

b) Credit risk
1. Introduction to the credit risk treatment
In Santander, credit risk is defined as the risk that a financial loss will be incurred arising from the default or credit quality deterioration of a customer or other third party, with whom the Group has assumed a contractual obligation, including providing credit, that may therefore not be fulfilled.
2. Main aggregates and variations
Following are the main aggregates relating to credit risk from our activities with customers:
Main credit risk aggregates from customer business

Main credit risk performance metrics from activity with customers
December 2019 data
	Credit risk with customers* (EUR million)			Non-performing loans (EUR million)			NPL ratio (%)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Europe	722,661	688,810	671,776	23,519	25,287	27,964	3.25	3.67	4.16
Spain	213,668	227,401	237,327	14,824	16,651	18,270	6.94	7.32	7.70
UK	275,941	252,919	242,993	2,786	2,739	3,210	1.01	1.08	1.32
S. Consumer Finance	105,048	97,922	92,589	2,416	2,244	2,319	2.30	2.29	2.50
Portugal	37,978	38,340	39,394	1,834	2,279	2,959	4.83	5.94	7.51
Poland	33,566	30,783	24,391	1,447	1,317	1,114	4.31	4.28	4.57
North America	143,839	125,916	106,129	3,165	3,510	2,935	2.20	2.79	2.77
US	105,792	92,152	77,190	2,331	2,688	2,156	2.20	2.92	2.79
SBNA	56,640	51,049	44,237	389	450	536	0.69	0.88	1.21
SC USA	29,021	26,424	24,079	1,787	2,043	1,410	6.16	7.73	5.86
Mexico	38,047	33,764	28,939	834	822	779	2.19	2.43	2.69
South America	143,428	138,134	138,577	6,972	6,639	6,685	4.86	4.81	4.82
Brazil	88,893	84,212	83,076	4,727	4,418	4,391	5.32	5.25	5.29
Chile	42,000	41,268	40,406	1,947	1,925	2,004	4.64	4.66	4.96
Argentina	5,044	5,631	8,085	171	179	202	3.39	3.17	2.50
Santander Global Platform	706	340	96	4	4	4	0.63	1.21	4.56
Corporte Centre	5,872	4,953	5,369	138	252	8	2.34	5.09	0.15
Total Group	1,016,507	958,153	920,968	33,799	35,692	37,596	3.32	3.73	4.08
* Includes gross lending to customers, guarantees and documentary credits.
Key figures by geographic region are described below:

•
Europe: NPL ratio decreases to 3.25% (-42 bp compared to 2018), due to the significant decrease of non-performing loans in Spain and Portugal; and the slight increase in the UK and SCF, offset by a proportionally higher increase in total loans.

•	North America: NPL ratio down to 2.20% (-59 bp vs 2018) due to the good performance of the region, especially in the US which fell by 72 bp, compared to 2018.

•	South America: NPL ratio stands at 4.86%, increasing in Brazil and Argentina (+7 bp and +22 bp compared to 2018, respectively); and decreasing in Chile (-2 bp vs to 2018).

702	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Information on the estimation of impairment losses
The Group estimates the impairment losses by calculating the expected loss at 12 months or for the entire life of the transaction, based on the stage in which each financial asset is classified in accordance with IFRS 9.
Then, considering the most relevant units of the Group, which represent approximately 97% of the total Group's provisions. The table below shows the impairment losses associated with each stage as of 31 December 2019 and 2018.
In addition, depending on the transactions credit quality, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
EUR million
	2019
Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	552,763	5,532	—	558,295
Speculation grade	306,880	47,365	—	354,245
Default	—	—	31,363	31,363
Total Risk **	859,643	52,897	31,363	943,903
Impairment losses***	3,980	4,311	13,276	21,567

*	Detail of credit quality ratings calculated for Group management purposes.

**	Credit to Customers (Amortized Cost and FV through OCI) + Off Balance Sheet with Customers (Financial Guarantees, Technical Guarantees and Letters of Credit), (including temporary asset acquisitions).

***	Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit Quality*	Stage 1	Stage 2	Stage 3	Total
Investment grade	685,507	7,176	—	692,683
Speculation grade	222,495	47,439	—	269,935
Default	—	—	30,795	30,795
Total Risk **	908,002	54,616	30,795	993,412
Impairment losses	3,823	4,644	12,504	20,970

*	Detail of credit quality ratings calculated for Group management purposes.

**	Amortised cost assets + Loans and advances + loan commitments granted.
The remaining units that form the totality of the Group exposure, contributed EUR 38,174 million in stage 1, EUR 442 million in stage 2, and EUR 1,743 million in stage 3 (In 2018 EUR 151,906 million in stage 1, EUR 700 million in stage 2, and EUR 1,743 million in stage 3), and impairment losses of EUR 264 million in stage 1, EUR 306 million for stage 2, and EUR 91 million in stage 3 (In 2018 EUR 152 million, EUR 163 million and EUR 1,145 million in stage 1, stage 2 and stage 3, respectively).

The rest of the exposure, including all financial instruments not included before, amounts to EUR 507.479 million, as this includes all undrawn authorized lines (loan commitments). In 2018, the rest of the exposure amounted to EUR 242.867 million, due to the fact that the undrawn authorized lines were included in the "Total Risk" reported in the previous tables. The reporting criterion has been updated in 2019 with regards to the undrawn authorized lines in order to align the exposure figures reported in this section to the rest of the report.
In addition, at 31 December 2019, the Group had EUR 706 million (31 December, 2018: EUR 757 million) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
Regarding the evolution of credit risk provisions, the Group, in collaboration with the main geographical areas, monitors them by carrying out sensitivity analyses considering changes in macroeconomic scenarios and main variables that have an impact on the financial assets distribution in the different stages and calculating credit risk provisions.
Additionally, based on similar macroeconomic scenarios, the Group also performs stress tests and sensitivity analysis in a regular basis, such as ICAAP, strategic plans, budgets and recovery and resolution plans. In this sense, a prospective view of the sensitivity of each of the Group’s loan portfolio is created in relation to the possible deviation from the base scenario, considering both the macroeconomic developments in different scenarios and the three year evolution of the business. These tests include potentially adverse and favourable scenarios.
The transactions classification into the different IFRS 9 stages is carried out in accordance with the regulation through the risk management policies of our subsidiaries, which are consistent with the risk management policies defined by the Group. In order to determine the classification in stage 2, the Group assesses whether there has been a significant increase in credit risk (SICR) since the initial recognition of the transactions, considering a series of common principles throughout the Group that guarantee that all financial instruments are subject to this assessment, which considers the particularities of each portfolio and type of product on the basis of various quantitative and qualitative indicators. Furthermore, transactions are subject to the expert judgement of the analysts, who set the thresholds under an effective integration in management. All is implemented according to the approved governance.
The establishment of judgements and criteria thresholds used by the Group are based on a series of principles, and develop a set of techniques. The principles are as follows:

•	Universality: all financial instruments subject to a credit rating must be assessed for their possible Significant Increment Credit Risk (SICR).

•	Proportionality: the definition of the SICR must take into account the particularities of each portfolio

•	Materiality: its implementation must be also consistent with the relevance of each portfolio so as not to inclur in unnecessary costs or efforts.

•	Holistic vision: the approach selected must be a combination of the most relevant credit risk aspects (e.g. quantitative and qualitative).

•
Application of IFRS 9: the approach must take into consideration IFRS 9 characteristics, focusing on a comparison with credit risk at initial recognition, as well as considering forward-looking information.

•	Risk management integration: the criteria must be consistent with those metrics considered in the day-to-day risk management.

•	Documentation: Appropriate documentation must be prepared.
The techniques are summarised below:

•	Stability of stage 2: in the absence of significant changes in the portfolios credit quality, the volume of assets in stage 2 should maintain a certain stability as a whole.

•
Economic reasonableness: at transaction level, stage 2 is expected to be a transitional rating for exposures that could eventually move to a deteriorating credit status at some point or stage 3, as well as for exposures that have suffered credit deterioration and whose credit quality is improving. .

•	Predictive power: it is expected that the SICR definition avoids, as fas as possible, direct migrations from stage 1 to stage 3 without having been previously classified in stage 2.

•	Time in stage 2: it is expected that the exposures do not remain categorized as stage 2 for an excessive time.
The application of the aforementioned techniques, conclude in the setting of one or several thresholds for each portfolio in each geography. Likewise, these thresholds are subject to a regular review by means of calibration tests, which may entail updating the thresholds types or their values.

3.Detail of the main geographical areas
Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.
This information includes sensitivity analysis, consisting on simulations of +/-100 bp in the main macroeconomic variables. A set of specific and complete scenarios is used in each geography, where different shocks that affect both the reference variable as well as the rest of the parameters is simulated. These shocks may be originated by productivity, tax, wages or exchange and interest rates factors. Sensitivity is measured as the average variation on expected loss corresponding to the aforementioned scenarios. Following a conservative approach, the negative movements take into account one additional standard deviation in order to reflect the potential higher variability of losses.
3.1. United Kingdom
Credit risk with customers in the UK, including Santander Consumer UK, amounted to 275,941 million euros as of December 2019, an increase of 9.1% compared to year-end 2018 (+3.8% in local currency), representing 27% of the Group’s total loan portfolio.
The NPL ratio decreased to 1.01% as of December 2019 (-7 bp vs. year-end 2018), despite macroeconomic uncertainty and thanks to the application of prudent policies, within the risk appetite framework. The amount of non-performing loans increased by 1.7%, below the credit risk growth, supported by the continued strong performance of the mortgage portfolio.
Mortgage portfolio
Due to its size, not only for Santander UK, but also for the Group, the UK mortgage portfolio is closely monitored.
This portfolio, as at December 2019, amounted to 194,354 million euros growing, in local currency, by 4.7% in the year. It consists of residential mortgages granted to new and existing customers, all of which are first lien mortgages. No transactions entail second or successive liens on mortgaged properties.
The real estate market has shown strong resilience with over 4.0% price growth in the year and a stable number of transactions.
All properties are valued independently before each new
transaction approval, in accordance with the Group’s risk
management principles.

The value of the property used as collateral for mortgages
that have been granted is updated quarterly by an independent agency, using an automatic valuation system in accordance with market practices and applicable
legislation.

Geographically, credit exposures are predominantly situated
in the southeast of the UK and the London metropolitan area.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and impairment losses associated with each of the stages at 31 December, 2019 and 2018, is shown below.

704	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

In addition, depending on the current operations credit quality, the exposure is divided into three grades (investment, speculation and default):

Exposure and impairment losses by stage
EUR million
	2019
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	238,985	2,032	—	241,017
Speculation grade	40,281	12,543	—	52,824
Default	—	—	2,821	2,821
Total Exposure **	279,266	14,575	2,821	296,662
Impairment losses***	117	470	588	1,175

*	Detail of credit quality ratings calculated for Group management purposes.

**	Credit to Customers (Amortized Cost and FV through OCI) + Off Balance Sheet with Customers (Financial Guarantees, Technical Guarantees and Letters of Credit), (including temporary asset acquisitions).

***	Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	225,929	1,900	—	227,829
Speculation grade	34,655	11,514	—	46,169
Default	—	—	2,795	2,795
Total Exposure **	260,584	13,415	2,795	276,793
Impairment losses	224	335	335	894

*	Detail of credit quality ratings calculated for Group management purposes.

**	Amortised cost assets + Loans and advances + loan commitments granted.

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers five macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution forecasted for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2020 - 2024
Magnitudes	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1	Optimistic scenario 2
Interest rate	2.6%	1.8%	0.9%	1.8%	1.9%
Unemployment rate	7.3%	5.1%	4.0%	3.1%	2.6%
Housing price change	(0.1)%	(0.01)%	0.02%	0.04%	0.06%
GDP growth	0.01%	0.01%	0.02%	0.02%	0.03%

	2019-2023
Magnitudes	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario 1	Optimistic scenario 2
Interest rate	2.3%	2.5%	1.5%	1.3%	1.0%
Unemployment rate	8.6%	6.9%	4.3%	3.8%	2.8%
Housing price change	(9.5)%	(2.0)%	2.0%	2.3%	3.4%
GDP growth	0.3%	0.7%	1.6%	2.1%	2.5%
Each of the macroeconomic scenarios is associated with a given probability of occurrence. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at December 31, 2019, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2019	2018
Pessimistic scenario 2	15%	10%
Pessimistic scenario 1	30%	30%
Base scenario	40%	40%
Optimistic scenario 1	10%	15%
Optimistic scenario 2	5%	5%

The sensitivity analysis of the main portfolios expected loss to variations of +/-100 b.p. for the macroeconomic variables used in the construction of the scenarios is as follows:

Change in provision
Mortgages
GDP Growth
-100 b.p.	13.11%
100 b.p.	(5.01)%
Housing price change
-100 b.p.	7.16%
100 b.p.	(2.95)%
Unemployment rate
-100 b.p.	(8.01)%
100 b.p.	16.86%
With regards to the determination of classification in stage 2, the quantitative criteria applied by Santander UK are based on identifying whether any increase in PD for the expected life of the transaction is greater than both an absolute and a relative threshold (the PDs used in that assessment are adjusted to the transaction's remaining term and also annualised in order to facilitate that the thresholds defined cover the whole range of the transactions maturity dates). The relative threshold established is common to all portfolios and a transaction is considered to exceed this threshold when the PD for the entire life of the transaction increases by 100% with respect to the PD at the time of initial recognition. The absolute threshold, on the other hand, is different for each portfolio depending on the characteristics of the transactions, ranging between 400 b.p. and 30 b.p.

706	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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
3.2. Spain
Portfolio overview
Total credit risk at Santander Spain, including the real estate unit, amounted to 213,668 million euros, 21% of the Group total, with an appropriate level of diversification by both product and customer segment.
In a context of lower economic and credit growth, new business continues to increase in the segments of consumer loans, SMEs and Corporates. Total credit risk decreased by 6.0% compared to December 2018, mainly due to lower financing extended to public administrations, wholesale banking which also amortises faster than the growth of new business in the individuals segment.
The NPL ratio for the total portfolio was 6.94% (6.58% excluding the real estate unit), -38 bp less than in 2018. This is the result of lower NPLs, which reduced the ratio by -80 bp due to overall better performance, the cure of several restructured positions and portfolio sales. However, this positive effect was partially offset by the decrease observed in the loan portfolio, which had an increasing effect on the ratio of +47 bp.
 This credit quality improvement, together with proactive portfolio management, has resulted in a slight decrease in the coverage ratio, standing at 41% at year-end 2019 (-3 pp vs. 2018) as the NPL reduction is focused on those loans with higher expected loss.
The evolution of cost of credit follows the reduction in total loans and a slight increase in provisions.
Information on the estimation of impairment losses
The detail of Santander Spain exposure and impairment losses associated with each of the stages at 31 December, 2019 and, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses per stage
EUR million
	2019
Credit Quality *	Stage 1	Stage 2	Stage 3	TOTAL
Investment grade	139,673	1,315	—	140,988
Speculation grade	42,603	9,115	—	51,718
Default	—	—	14,587	14,587
Total Exposure **	182,276	10,430	14,587	207,293
Impairment losses***	296	503	5,195	5,994

*	Detail of credit quality ratings calculated for Group management purposes.

**	Credit to Customers (Amortized Cost and FV through OCI) + Off Balance Sheet with Customers (Financial Guarantees, Technical Guarantees and Letters of Credit), (including temporary asset acquisitions).

***	Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses per stage
EUR million
	2018
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	171,266	289	—	171,555
Speculation grade	25,108	12,603	—	37,711
Default	—	—	14,941	14,941
Total Exposure **	196,374	12,892	14,941	224,207
Impairment losses	366	768	5,565	6,699

*	Detail of credit quality calculated for the purposes of Grupo Santander’s management

**	Amortised cost assets + Loans and advances + loan commitments granted.
The remaining legal entities to reach the entire portfolio in Spain contribute another EUR 5.693 million, EUR 445 million and EUR 237 million of exposure (in 2018, EUR 125,544, EUR 66 and EUR 1,657 million) in stage 1, stage 2 and stage 3 respectively, and impairment losses in the amount of EUR 55 million, EUR 41 million and EUR 8 million (EUR 132, EUR 48 and EUR 957 million in 2018) , in stage 1, stage 2 and stage 3, respectively.
For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically, over a time horizon of five years. The projected evolution for the next five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses is presented below:

	2020 - 2024
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	0.0%	0.0%	0.8%
Unemployment rate	13.7%	11.7%	9.6%
Housing price change	(0.3)%	1.6%	3.2%
GDP growth	0.8%	1.6%	2.3%

	2019 - 2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	0.3%	0.7%	1.2%
Unemployment rate	15.3%	12.3%	10.8%
Housing price change	0.5%	2.2%	3.8%
GDP growth	1.1%	1.8%	2.6%

Each macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2019	2018
Pessimistic scenario	30%	30%
Base scenario	40%	40%
Optimistic scenario	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 b.p. for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Mortgages	Corporate
GDP Growth
-100 b.p.	13.57%	4.23%
100 b.p.	(2.55)%	(0.23)%
Housing price change
-100 b.p.	2.62%	2.19%
100 b.p.	(1.02)%	(0.76)%
With regards to the stage 2 classification determination, the quantitative criteria applied in Santander Spain are based on identifying whether any increase in the PD for the expected lifetime of the transaction is greater than an absolute threshold. The threshold established is different for each portfolio based on the transactions characteristics, considering that a transaction is above this threshold when the PD for the life of the transaction increases by a certain quantity over the initial recognized PD. The values of these thresholds depend on their calibration, carried out periodically as indicated in the preceding paragraphs, which currently ranges from 25% to 1%, depending on the type of product and estimated sensitivity.
In the case of non-retail portfolios, Santander Spain uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting absolute thresholds for the different rating bands that depend on each portfolio characteristics. A SICR implies changes in the rating value between 4 and 0.4, depending on the portfolio and the estimated sensitivity (from lower to higher credit quality, the rating range goes from 1 to 9.3).
In addition, for each portfolio, a series of specific qualitative criteria are defined indicating that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the time of initial recognition. Santander Spain, among other criteria, considers that an operation presents a significant increase in risk when positions have been past due for more than 30 days. These criteria depend on the risk management practices of each portfolio.

Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 62,236 million million (EUR 63,290 million in 2018), 99.51%of which have a mortgage guarantee (99.14% in 2018).

	2019
EUR million	Gross amount	Of which: non - performing
Home purchase loans to families	62,236	2,649
Without mortgage guarantee	306	14
With mortgage guarantee	61,930	2,635

	2018
EUR million	Gross amount	Of which: non - performing
Home purchase loans to families	63,290	2,493
Without mortgage guarantee	545	54
With mortgage guarantee	62,745	2,439
The mortgage portfolio for the acquisition of homes in Spain is characterised by its medium-low risk profile, which limits expectations of any potential additional impairment:

•	Principal is repaid on all mortgages from the start.

•	Early repayment is common so the average life of the transaction is well below that of the contract.

•	High quality of collateral, concentrated almost exclusively in financing for first homes.

•	The average affordability rate stood at 26% (28% in 2018).

•	The 85% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.

708	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2019
	Loan to value ratio
Million euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	16,211	18,652	17,947	5,398	3,722	61,930
Of which: watchlist /non-performing	228	297	422	435	1,253	2,635
Businesses portfolio
Credit risk assumed directly with SMEs and Corporates amounts to 134,508 million euros, representing the main lending segment at Santander Spain with 63% of the total. Most of the portfolio corresponds to customers who have been assigned a credit analyst to monitor them continuously throughout the risk cycle.
The portfolio is highly diversified, with no significant concentrations by sector of activity.
The NPL ratio for this portfolio stood at 7.31% in December 2019. Despite the reduction in total risk, the NPL ratio fell by 21 bp compared to December 2018, due to a better performance, the normalisation of several restructured positions in corporates and portfolio sales.
Real estate activity
The real estate unit in Spain has been consolidated within Santander Spain. We should differentiate between the part of the portfolio resulting from the past financial crisis and the new business that is identified as viable. In both cases, Santander has specialized teams that are not only part of the Risk function but that supplement the management of this exposure and cover the whole life-cycle of these transactions: commercial management, legal treatment and eventually, collections and recoveries.
In recent years the Group's strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

EUR million
	2019	2018	2017
Balance at beginning of year	4,812	6,472	5,515
Foreclosed assets	(29)	(100)	(27)
Banco Popular S.A.U. (perimeter)	—	—	2,934
Reductions*	(1,685)	(1,267)	(1,620)
Written-off assets	(159)	(293)	(330)
Balance at end of year	2,939	4,812	6,472

*	Includes portfolio sales, cash recoveries and third-party subrogations and new production.

The NPL ratio of this portfolio ended the year at 9.73% (compared with 27.58% at December 2018) due to the decrease of non-performing assets in the troubled loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.31% (35.27% in 2018).

	2019
Million euros	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,939	435	115
Of which: watchlist/ non-performing	286	87	101
Memorandum items: Written-off assets	963

Memorandum items: Data from the public consolidated balance sheet
EUR million	2019
Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	232,027
Total consolidated assets (Total business) (Book value)	1,522,695
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,349

At year-end, the concentration of this portfolio was as follows:

Loans: gross amount
EUR million	2019
1. Without mortgage guarantee	146
2. With mortgage guarantee	2,793
2.1 Completed buildings	1,552
2.1.1 Residential	914
2.1.2 Other	638
2.2 Buildings and other constructions under construction	1,081
2.2.1 Residential	1,036
2.2.2 Other	45
2.3 Land	160
2.3.1 Developed consolidated land	109
2.3.2 Other land	51
Total	2,939
Policies and strategies in place for the management of these risks
The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.
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
For the new post-crisis real estate business production, the admission processes are managed by specialized teams that work in direct coordination with the commercial teams, with clearly defined policies and criteria:
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
Foreclosed properties
At 31 December, 2019, the net balance of these assets amounted to EUR 4,190 million (gross amount: EUR 8,226 million; recognised allowance: EUR 4,036 million, of which EUR 2,812 million related to impairment after the foreclosure date).

710	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2019:

	2019
EUR million	Gross carrying amount	Valuation adjustments	Of which: impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	7,044	3,645	2,570	3,399
Of which:
Completed buildings	2,306	873	616	1,433
Residential	575	166	108	409
Other	1,731	707	508	1,024
Buildings under construction	219	90	47	129
Residential	219	90	47	129
Other	—	—	—	—
Land	4,519	2,682	1,907	1,837
Developed land	1,991	1,222	934	769
Other land	2,528	1,460	973	1,068
Property assets from home purchase mortgage loans to households	932	305	191	627
Other foreclosed property assets	250	86	51	164
Total property assets	8,226	4,036	2,812	4,190
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 1,415 million (mainly Project Quasar Investment 2017, S.L.), and equity instruments foreclosed or received in payment of debts amounting to EUR 69 million.
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
The gross movement in foreclosed properties were as follows (in thousand of million of euros):

	2019	2018	2017*
Gross additions	0.7	0.8	1.4
Disposals	(2.7)	(1.8)	(1.9)
Difference	(2.0)	(1.0)	(0.5)
* Without considering the Blackstone transaction (see Note 3).

3.3. United States
Credit risk at Santander US increased to 105,792 million euros at the end of December representing 10% of the Group total. It comprises the following business units:
Santander Bank N.A.
Santander Bank N.A. business is focused on retail and commercial banking, representing 82% of total Santander US), of which 41% is with individuals and approximately 59% with corporates. One of the main strategic goals is to continue to encourage the further development of the wholesale banking business, which represents 17% of the business.
The NPL ratio decreased, standing at 0.69% (-22 bp in the year) in December. This reduction can be explained by the proactive management of certain exposures and the favourable macro trends reflected in the improvement of customer credit risk profiles in the Corporates and Individuals portfolios. The cost of credit increased to 0.35% due to the normalisation of provisions in the Corporates segment and the increase in auto loans.

Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and impairment losses associated with each of the stages at 31 December, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses by stage
EUR million
	2019
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	27,078	763	—	27,841
Speculation grade	32,273	3,964	—	36,237
Default	—	—	419	419
Total Exposure**	59,351	4,727	419	64,497
Impairment losses***	265	208	71	544

*	Detail of credit quality ratings calculated for Group management purposes.

**	Credit to Customers (Amortized Cost and FV through OCI) + Off Balance Sheet with Customers (Financial Guarantees, Technical Guarantees and Letters of Credit), (including temporary asset acquisitions).

***	Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	5,149	—	—	5,149
Speculation grade	60,391	3,784	—	64,175
Default	—	—	448	448
Total Exposure**	65,540	3,784	448	69,772
Impairment losses	233	204	105	542

*	Detail of credit quality ratings calculated for Group management purposes.

**	Amortised cost assets + Loans and advances + loan commitments granted.

712	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers three macroeconomic scenarios, which are updated periodically over a 5-year time horizon. The evolution projected for the next five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

		2020 - 2024
Magnitudes	Unfavourable scenario 2	Unfavourable scenario 1	Base scenario	Favourable scenario
Interest rate (annual averaged)	1.1%	2.2%	2.3%	2.7%
Unemployment rate	7.7%	2.7%	(0.9)%	(2.1)%
House price change	2.6%	3.7%	4.5%	4.7%
GDP growth	1.6%	2.1%	2.1%	2.8%

	2019-2023
Magnitudes	Unfavourable scenario	Base scenario	Favourable scenario
Interest rate (annual averaged)	1.3%	2.8%	3.6%
Unemployment rate	6.9%	4.2%	3.8%
House price change	2.2%	3.9%	3.9%
GDP growth	1.5%	2.1%	2.8%
Each of the macroeconomic scenarios is associated with a given probability of occurrence. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

	2019	2018
Pessimistic scenario 2	17.5%	20%
Pessimistic scenario 1*	20%	n.a.
Base scenario	32.5%	60%
Optimistic scenario	30%	20%

*	The exercise carried out in 2019 includes two adverse scenarios compared to one in 2018, due to the evolution of the local methodology.
In relation to the Stage 2 classification determination, the quantitative criteria applied at SBNA for retail portfolios uses the FICO (Fair Isaac Corporation) score at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 120 b.p. to 20 b.p. In the case of some portfolios, the behaviour score supplements this criterion.
Also, for some retail portfolios a threshold based on the probability of default (PD) is used. A transaction is considered to exceed this threshold when the PD increases by 100% with respect to the PD that it had at the time of origination.
In the case of non-retail portfolios, SBNA uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting absolute thresholds for the different rating bands that depend on each portfolio characteristics. A SICR implies changes in the rating value between 2 and 0.1, depending on the portfolio and the estimated sensitivity (from lower to higher credit quality, the rating range goes from 1 to 9.3).
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has had a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Santander Bank, National Association, among other criteria, considers that a transaction presents a significant increase in risk when it has arrears positions for more than 30 days. These criteria depend on the risk management practices of each portfolio.
Santander Consumer USA
Risk indicators for SC USA are higher than those of the other United States units and of the Group, due to the nature of its business, which focuses on auto financing through loans and leases (97%), seeking to optimise the returns associated with the risk assumed. SC USA´s lending also has a smaller personal lending portfolio (3%).
The NPL ratio dropped to 6.16% (-158 bp in the year), mainly due to the positive performance of the business and higher used vehicle prices. Cost of credit, at the end of December, stood at 9.42% (-59 bp in the year). An increase that was partially mitigated by efficiency in recoveries and the aforementioned positive performance in vehicle prices.
The coverage ratio surged to 175% (+20 pp in the year) on the back of the reduction in NPLs.

Information on the estimation of impairment losses
The detail of Santander Consumer USA Holding Inc. exposure and impairment losses associated with each of the stages at 31 December 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses by stage
EUR million
	2019
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	1,029	14	—	1,043
Speculation grade	20,083	6,277	—	26,360
Default	—	—	1,600	1,600
Total Exposure **	21,112	6,291	1,600	29,003
Impairment losses***	859	1,503	731	3,093

*	Detail of credit quality ratings calculated for Group management purposes.

**	Credit to Customers (Amortized Cost and FV through OCI) + Off Balance Sheet with Customers (Financial Guarantees, Technical Guarantees and Letters of Credit), (including temporary asset acquisitions).

***	Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses by stage
EUR million
	2018
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	224	—	—	224
Speculation grade	20,313	6,600	—	26,913
Default	—	—	2,218	2,218
Total Exposure **	20,537	6,600	2,218	29,355
Impairment losses	824	1,720	667	3,211
* Detail of credit quality ratings calculated for Group management purposes.
** Amortised cost assets + Loans and advances + loan commitments granted.
In relation to the methodology used to calculate impairment losses, Santander Consumer USA uses a method for calculating expected losses based on the use of risk parameters: EAD (Exposure at Default), PD (Probability of Default) and LGD (Loss Given Default). The expected loss is calculated by adding the estimated monthly expected losses for the entire life of the operation, unless the operation is classified in Stage 1 (on those used for the Santander Corporate Investment Banking portfolios see section 3.5) which will correspond to the sum of the estimated monthly expected losses during the following 12 months.
In general, there is an inverse relationship between the transactions credit quality and the impairment losses projections so that transactions with better credit quality require a lower expected loss. Transactions credit quality, which is reflected in the internal rating associated to each transaction or client, is shown in the probability of default odf the transactions.

714	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

For the expected losses estimation, prospective information should be taken into account. Specifically, Santander Consumer USA Holdings Inc. considers three macroeconomic scenarios, periodically updated over a 5-year time horizon. The evolution forecasted for the next five years of the main macroeconomic indicators used by in Santander Consumer USA Holdings Inc in the estimation of expected losses is shown below:

		2020 - 2024
Magnitudes	Unfavourable scenario 1	Unfavourable scenario 2	Base scenario	Favourable scenario
Interest rate (year averaged)	1.1%	2.2%	2.3%	2.7%
Unemployment rate	7.7%	2.7%	(0.9)%	(2.1)%
Housing price growth	2.6%	3.7%	4.5%	4.7%
GDP Growth	1.6%	2.1%	2.1%	2.8%
Manheim indexA	(1.2)%	0.5%	1.6%	3.1%
A. US used vehicle price car index

	2019 - 2023
Magnitudes	Unfavourable scenario	Base scenario	Favourable scenario
Interest rate (year averaged)	1.3%	2.8%	3.6%
Unemployment rate	6.9%	4.2%	3.8%
Housing price growth	2.2%	3.9%	3.9%
GDP Growth	1.5%	2.1%	2.8%
Each of the macroeconomic scenarios is associated with a given probability of occurrence. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2019	2018
Pessimistic scenario 2	17.5%	20%
Pessimistic scenario 1*	20%	n.a.
Base scenario	32.5%	60%
Optimistic scenario	30%	20%

*	The exercise carried out in 2019 includes two adverse scenarios compared to one in 2018, due to the evolution of the local methodology.

The sensitivity analysis of the main portfolios expected loss to variations of +/-100 b.p. for the macroeconomic variables used in the construction of the scenarios is as follows:

Change in provision
SC Auto
GDP Growth
-100 b.p.	5.73%
100 b.p.	(0.74)%
Manheim index
-100 b.p.	1.02%
100 b.p.	(1.88)%
Unemployment rate
-100 b.p.	(0.55)%
100 b.p.	0.15%
In relation to the Stage 2 classification determination, the quantitative criteria applied at SC USA uses the FICO (Fair Isaac Corporation) score at the time of origination and its current value, establishing different absolute threshold for each portfolio according to their characteristics. A SICR implies changes in that score ranging from 100 b.p. to 60 b.p.
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
3.4. Brazil
Credit risk in Brazil amounts to 88,893 million euros, representing an increase of 5.6% compared to 2018. Excluding the exchange rate effect, growth was 7%. Santander Brazil accounts for 9% of the Group’s lending.
Its loan portfolio is properly diversified and has an increasingly marked retail profile, with 75% of loans extended to individuals, consumer financing and companies.
Information on the estimation of impairment losses
The detail of Santander Brazil exposure and impairment losses associated with each of the stages at 31December, 2019 and 2018, is shown below. In addition, depending on the current credit quality of the operations, the exposure is divided into three grades (Investment, speculation and default):

Exposure and impairment losses as of 31 December 2019
EUR million
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	45,764	308	—	46,072
Speculation grade	32,699	5,393	—	38,092
Default	—	—	4,727	4,727
Total Exposure **	78,463	5,701	4,727	88,891
Impairment losses***	1,054	732	2,931	4,717

*	Detail of credit quality ratings calculated for Group management purposes.

**	Credit to Customers (Amortized Cost and FV through OCI) + Off Balance Sheet with Customers (Financial Guarantees, Technical Guarantees and Letters of Credit), (including temporary asset acquisitions).

***	Includes provisions for undrawn authorized lines (loan commitments).

Exposure and impairment losses as of 31 December 2018
EUR million
Credit Quality *	Stage 1	Stage 2	Stage 3	Total
Investment grade	51,150	472	—	51,622
Speculation grade	56,884	5,334	—	62,218
Default	—	—	4,223	4,223
Total Exposure **	108,034	5,806	4,223	118,063
Impairment losses	997	768	2,889	4,654
* Detail of credit quality ratings calculated for Group management purposes.
** Amortised cost assets + Loans and advances + loan commitments granted.

For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated, over a time horizon of 5 years. The evolution forecasted for the next five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2020 - 2024
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	8.7%	5.6%	4.5%
Unemployment rate	16.5%	9.6%	8.0%
Housing price change	(1.2)%	2.7%	6.4%
GDP Growth	(1.4)%	2.4%	4.4%
Burden income	21.7%	20.4%	19.0%

	2019 - 2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	11.0%	7.7%	6.0%
Unemployment rate	16.3%	9.9%	8.6%
Housing price change	(1.4)%	4.3%	5.9%
GDP Growth	(1.2)%	2.4%	3.5%
Each macroeconomic scenario is associated with a determined likelihood of occurrence. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2019	2018
Pessimistic scenario	10%	10%
Base scenario	80%	80%
Optimistic scenario	10%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 b.p. for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in provision
	Consumer	Corporate
GDP Growth
-100 b.p.	0.73%	0.54%
100 b.p.	(0.20)%	(0.23)%
Burden income
-100 b.p.	(1.00)%	0.07%
100 b.p.	2.17%	0.45%
Regarding the Stage 2 classification determination, Santander Brazil uses the transaction's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating, setting different thresholds that depend on each portfolio characteristics. SICR is determined by observing the rating's evolution,

716	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

considering that a significant reduction has occurred when this decrease reaches values between 3.1 and 1, depending on the rating's value at the time of origination.
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
3.5. Santander Corporate & Investment Banking
The exposure detail and impairment losses presented for the main geographies includes the Santander Corporate & Investment Banking portfolios. In this sense, due to the type of customers managed in these portfolios, large multinational companies, the Group uses its own credit risk models. These models are common to different geographies using their own macroeconomic scenarios.
The average evolution forecasted for the next years of the GDP projected for the next few years is presented, which has been used for the estimation of the expected losses, together with the weighting of each scenario:

	2020 - 2024
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP Growth	3.0%	3.6%	3.8%

	2019 - 2023
Magnitudes	Pessimistic scenario	Base scenario	Optimistic scenario
Global GDP Growth	2.7%	3.6%	4.2%

Each macroeconomic scenarios is associated with a determined likelihood of occurrence. As for its allocation, Santander Corporate & Investment Banking associates the highest weight with the Base Scenario, while associating the lower weights with the more extreme scenarios.

	2019	2018
Pessimistic scenario	30%	20%
Base scenario	40%	60%
Optimistic scenario	30%	20%
With regards to the stage 2 classification determination, SCIB uses the customer's rating as a reference for its PD, taking into account its rating at the time of origination and its current rating for each transaction, setting absolute thresholds for the different rating bands. A SICR implies changes in the rating value between 3.6 and 0.1, depending on the estimated sensitivity of each rating band (from lower to higher credit quality, the rating range goes from 1 to 9.3).
4. Other credit risk aspects
4.1. Credit risk by activity in the financial markets
This section covers credit risk generated in treasury activities with customers, mainly with credit institutions. Transactions are undertaken through money market financial products with different financial institutions and through counterparty risk products, which serve the Group’s customer needs.
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
After the markets close, exposures are re-calculated by adjusting all transactions to their new time frame, adapting the potential future exposure and applying mitigation measures (netting, collateral, etc.), so that the exposures can be controlled directly against the limits approved by senior management. Risk control is performed through an integrated system and in real time, enabling the exposure limit available with any counterparty, product and maturity and in any of Santander’s subsidiaries to be known at any time.
4.2. Concentration risk
Concentration risk control is a vital part of our management. The Group continuously monitors the degree of concentration of its credit risk portfolios using various criteria: geographic areas and countries, economic sectors and groups of customers.

The board, via the risk appetite framework, determines the maximum levels of concentration.
In line with these maximum levels and limits, the executive risk committee establishes the risk policies and reviews the appropriate exposure levels for the effective management of the degree of concentration in Santander’s credit risk portfolios.
The Group must adhere to the regulation on large risks contained in the CRR, according to which the exposure contracted by an entity with a customer or group of associated customers will be considered a large exposure when its value is equal to or greater than 10% of eligible capital. In addition, in order to limit large exposures, no entity may assume exposures exceeding 25% of its eligible capital with a single customer or group of associated customers, having factored in the credit risk reduction effect contained in the regulation.

At the end of December, after applying risk mitigation techniques, no group reaches the above-mentioned thresholds.
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 4.65% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2019.
The detail, by activity and geographical area of the Group's risk concentration at 31 December, 2019 is as follows:

EUR million
	31 December 2019
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	238,849	36,163	109,303	82,754	10,629
Public sector	173,706	52,635	40,285	76,061	4,725
Of which:
Central government	153,830	42,752	36,409	69,980	4,689
Other central government	19,876	9,883	3,876	6,081	36
Other financial institutions (financial business activity)	120,962	17,073	69,336	32,558	1,995
Non-financial companies and individual entrepeneurs (non-financial business activity) (broken down by purpose)	400,371	117,943	127,494	139,236	15,698
Of which:
Construction and property development	21,050	4,028	9,893	7,062	67
Civil engineering construction	6,270	3,195	1,979	959	137
Large companies	237,994	59,223	74,743	90,022	14,006
SMEs and individual entrepreneurs	135,057	51,497	40,879	41,193	1,488
Households – other (broken down by purpose)	523,072	88,980	300,261	125,268	8,563
Of which:
Residential	333,043	62,349	228,677	41,099	918
Consumer loans	169,464	18,551	69,358	76,757	4,798
Other purposes	20,565	8,080	2,226	7,412	2,847
Total	1,456,960	312,794	646,679	455,877	41,610
* For the purposes of this table, the defnition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to Central Banks, Loans and advances to Customers, Debt Instruments, Equity Instruments, trading Derivatives, Hedging derivatives, Investments and financial guarantees given.
4.3. Sovereign risk and exposure to other public sector entities
Sovereign risk is the risk contracted in transactions with a central bank, including the regulatory cash reserve requirement, issuer risk with the Treasury (public debt portfolio) and the risk arising from transactions with public institutions with the following features: their funds only come from the state’s budget income and activities are of a non-commercial nature.
These historic Group criteria, differ in some respects from those applied by the European Banking Authority (EBA) in its regular stress test exercises. The main differences are that the EBA’s criterion does not include deposits with central banks, exposures with insurance companies, indirect exposures via guarantees and other instruments. On the other hand, the EBA does include public administrations in general, including regional and local bodies, not only the central state sector.

718	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

According to the management Group’s criteria, local sovereign exposure in currencies other than the official currency of the country of issuance is not significant (12,187 million euros, 5.3% of total sovereign risk), and exposure to non-local sovereign issuers involving cross-border risk2 is even less significant (4,269 million euros, 1.8% of total sovereign risk). f
Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
Over the past few years, total exposure to sovereign risk has remained aligned with the regulatory requirements and strategic reasons that support the management of this portfolio.
The movements observed in the different countries exposure is therefore explained by the Group's liquidity management strategy and the hedging of interest and exchange rates risks. Santander has a diversified international exposure among different countries with diverse macroeconomic perspectives and thus, dissimilar growth, interest and exchange rates scenarios.
Regarding the deterioration measurement of these exposures, the Group has evaluated methodologies and criteria in accordance with the IFRS 9 general criteria, integrating common processes, systems, tools and data that are used both for accounting purposes and for capital adequacy.

When estimating the expected losses, the Group applies its own credit risk models for the valuation of financial instruments belonging to Santander Corporate & Investment Banking portfolios.
Regarding the methodology and parameters development for this segment, it should be noted that the PD model incorporates forward-looking information as well as the current credit quality indicator (rating). As for the LGD, two approaches are given depending on the existence of guarantees. The LGD secured approach (severity based on guarantees) is based on the estimate made by analysts and aligned with the general framework proposed for individualised analysis by discounting cash flows. In the case of unsecured LGD (estimated severity without guarantee base), due to the low number of observations collected in recent decades, it is not possible to reflect a forward-looking vision or PiT (Point in Time) and therefore a prudent value is estimated in line with industry practices.
In case of sovereign risk issued in the official currency of the issuing country or in which the issuer has the 100% guarantee of the issuing country of the currency, the few default cases existing over the last decades only reflect the possibility if a potential unexpected loss that is still not modelable due to its scarcity. Consequently, for this type of sovereign risk, the expected loss is considered irrelevant in consistency with unexpected loss.
The exposure in the table below is disclosed following the latest amendments of the regulatory reporting framework carried out by the EBA, which entered into force in 2019:

	2019					2018
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non- trading financial assets mandatorily at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	5,204	19,961	10,201	—	35,366	49,640
Portugal	(746)	5,450	3,985	—	8,689	8,753
Italy	643	1,631	461	—	2,735	261
Greece	—	—	—	—	—	—
Ireland	—	—	—	—	—	—
Rest Eurozone	(313)	1,679	443	—	1,809	2,778
UK	740	1,402	8,221	—	10,363	10,869
Poland	22	8,313	31	—	8,366	11,229
Rest of Europe	(2)	120	659	—	777	329
US	794	10,463	5,042	—	16,299	8,682
Brazil	3,483	21,250	4,265	—	28,998	27,054
Mexico	4,366	8,350	957	—	13,673	10,415
Chile	320	2,759	381	—	3,460	1,776
Rest of America	9	249	771	—	1,029	893
Rest of the World	0	3,832	981	—	4,813	6,222
Total	14,520	85,459	36,398	—	136,377	138,901

2 Countries that are not considered low risk by Banco de España.

5. Credit risk management
Our credit risk management process consists of identifying, analysing, controlling and deciding on the credit risk incurred by the Group. It considers a holistic view of the credit risk cycle including the transaction, customer and portfolio views. Both business and risk areas, together with the senior management participate in the management and control process.
Credit risk identification is a key component for the active management and effective control of our portfolios. The identification and classification of external and internal risks in each business allows corrective and mitigating measures to be adopted in the event they are needed. This is achieved through the following processes:
5.1. Planning
Planning allows business targets to be set and specific action plans defined, within the risk appetite framework established by the Group.
Strategic commercial plans (SCPs) are one of our management and control tools for the Group’s credit portfolios. SCPs are prepared jointly by the business and risk areas, and define the commercial strategies, risk policies, measures and infrastructure required. These factors are considered as a whole, ensuring a holistic view of the portfolios.
The integration of SCPs at management level provides an updated view of the credit portfolio quality, enabling credit risk to be measured, and internal controls executed alongside the periodic monitoring of strategy, the early detection of deviations and significant changes in the risk and potential impact, as well as defining corrective actions where necessary.
SCPs are approved and monitored by senior management in each entity before review and validation at Group level.
The SCPs are aligned with the Group´s risk appetite and the capital objectives of the subsidiaries.
5.2. Risk assessment and credit rating process
In order to analyse a customer’s capacity to meet their contractual commitments with the Bank, the Group uses valuation and parameter estimation models in each of the segments where it operates.
The credit quality valuation models applied are based on credit rating drivers, which are monitored and controlled to calibrate and adjust the decisions and ratings they assign. Depending on the segment, drivers may be:

•
Rating: resulting from the application of mathematical algorithms incorporating a quantitative model based on balance sheet ratios or macroeconomic variables, and a qualitative module supplemented by the credit analyst’s expert judgement. Used for the SCIB, commercial banking, institutions and SMEs (those who are treated on an individual basis) segments.

•
Scoring: an automatic assessment system for credit applications. It automatically assigns an individual score to the customer for subsequent decision-making, generally in the retail and smaller SMEs segments.

Parameter estimation models are obtained through internal econometric models based on the portfolios’ historical defaults and losses for which they are developed. They are also used to calculate economic and regulatory capital and the portfolio’s IFRS 9 provision.
Periodic model monitoring and evaluation is carried out, assessing among other factors, the appropriateness of usage, predictive capacity, performance and granularity. In addition, policy compliance is also monitored.
The resulting ratings are regularly reviewed, incorporating the latest available financial information as well as other relevant data. The depth and frequency of the reviews are increased in the case of customers who require a more detailed monitoring or have automatic warnings in the risk management systems.
5.3. Credit risk mitigation techniques
Generally, from a risk acceptance standpoint, the criteria are linked to the borrower’s payment capacity for the financial obligations - although this does not inhibit imply an impediment to requiring collateral or personal guarantees in addition.
Payment capacity is assessed based on the funds or net cash flows from the customer´s businesses or income, excluding guarantors or assets pledged as collateral. These guarantors or assets are always to be considered, when evaluating the approval of the transaction, as a secondary method of recovery in the event the first channel fails.
In general, a guarantee is defined as a reinforcement measure added to a credit transaction with the purpose of mitigating the loss due to a breach of the payment obligation.
At Santander, we apply several credit risk mitigation techniques on the basis, among other factors, of the type of customer and product. Some are inherent to specific transactions (e.g. real estate guarantees) while others apply to a series of transactions (e.g. derivatives netting and collateral). The different mitigation techniques can be grouped into personal guarantees, guarantees in the form of credit derivatives or collateral.
5.4. Definition of limits, pre-classifications and pre-approvals
The connection between the Group’s credit risk appetite and credit portfolios management and control is implemented through the SCPs, which define the portfolio and origination limits to predict the portfolio’s risk profile. The cascading down of the Group’s risk appetite, strengthens the controls over our credit portfolios.
We have processes that determine the risk that the Group is able to assume with each customer. These limits are jointly set by the business and risk areas and have to be approved by the executive risk committee (or delegated committees) and reflect the expected results of the business in terms of risk-return.
There are different limit models depending on the segment:

•
Large corporate groups: we use a pre-classification model based on a system for measuring and monitoring economic capital. The result is the level of risk that the Group is willing to assume with a customer/group, in

720	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

terms of capital at risk, nominal cap, and maximum tenors according to the type of transaction, in the case of financial entities, limits are managed through credit equivalent risk (CER). It includes the actual and expected risk with a customer within the limits defined in the risk appetite statement and credit policies.

•
Corporates and institutions that meet certain requirements (strong relationships, rating, etc.): a more simplified pre-classification model is used, with an internal limit that establishes a reference point in the level of risk to be assumed with the customer. The criteria will include, among others, repayment capacity, overall indebtedness, and the distribution of the banking pool.

In both cases, transactions over certain thresholds or with specific characteristics might require the approval of a senior credit analyst or committee.
For individual customers and SMEs with low turnover, large volumes of credit transactions are managed with the use of automatic decision models to classify the customer/transaction.
5.5. Scenario analysis
Scenario analysis is used in credit portfolio management as an evolution of the portfolio analysis. It enriches the understanding of the portfolio performance under different macroeconomic conditions, and allows management strategies to be anticipated and defined in order to avoid future deviations from the established plans and targets.
The approach taken with regard to scenario analysis consists of simulating the impact of alternative scenarios in the portfolio credit parameters (PD, LGD) and the associated expected credit losses. The results of this analysis are compared with the portfolio’s credit profile indicators to identify the most appropriate measures that could be developed to guide the required management actions.
Scenario analysis is integrated into credit management portfolio activities and in the SCPs.
5.6. Monitoring
Business performance is monitored on a regular basis by comparing performance with established plans. This is a key risk management activity.
All customers are monitored on an ongoing, holistic manner that enables the early detection of events that may have an impact on the customer’s credit rating. Monitoring is carried out through an ongoing review of all customers, assigning a monitoring classification, establishing pre-defined actions associated to each classification and executing specific measures (pre-defined or ad-hoc) to correct any deviations that could have a negative effect for the Group.
This monitoring process takes into consideration the transaction forecasts and characteristics throughout its entire life. It also takes into consideration any variations that may have occurred in the classification and suitability since the time of the review.
Monitoring is carried out by local and global Risk teams, backed up by Internal audit. It is based on customer segmentation:

•
In the SCIB segment, monitoring, in the first instance, is a direct function of both the business manager and the risk analyst, who maintain direct relationship with the customer and manage the portfolio. This guarantees an up-to- date view of the customer’s credit quality is always available and allows us to anticipate situations of concern and take the necessary actions.

•
For commercial banking, institutions and SMEs with a credit analyst assigned, the function consists of identifying and tracking customers that require closer monitoring, reviewing ratings and continuously analysing relevant indicators.

•	For individual customers, businesses and smaller SMEs monitoring is carried out through automatic alerts, in order to detect shifts in the performance of the portfolio.
The Group performs the monitoring process through the Santander Customer Assessment Note (SCAN), which was implemented in the Group’s subsidiaries in 2019.
The Group’s SCAN system aims to establish the level of monitoring, policies and specific actions for all individual customers, based on their credit quality and particular circumstances. Each customer is assigned a level of monitoring, and specific risk management actions, on a dynamic basis, with a specific manager appointed and agreed monitoring frequency.
In addition to customer credit quality monitoring, Santander establishes the control procedures needed to analyse portfolios and performance, as well as any possible deviations regarding planning or approved alert levels.
Portfolio analysis systematically controls the evolution of credit risk with regard to budgets, limits and benchmarks, assessing the impacts of future situations, both exogenous and resulting from strategic decisions, to establish actions to keep the risk portfolio profile and volumes within the parameters set by the Group within its risk appetite.
5.7. Recovery and collections management
Recovery activity is a significant component in the Group’s risk management and control. This function is carried out by the Recoveries area, which defines a global strategy and an enterprise-wide focus for recovery management.
The Group has a recovery management operating model that sets the guidelines and general policies of action to be applied, taking into account the local environment.
The Recoveries area directly manages customers, where value creation is based on effective and efficient collection management. New digital channels are becoming increasingly important in recovery management.
The diverse features of Santander´s customers make segmentation necessary in order to manage recoveries effectively. Mass management of large groups of customers with similar profiles and products is conducted through processes with a high technological and digital component, while personalised management focuses on customers who, because of their profile, require a specific manager and more customised management.
Recovery management is divided into four phases: in arrears, non-performing loans recoveries, write-offs recoveries and management of foreclosed assets.

The management scope for the Recovery function includes non-productive assets (NPAs), corresponding to the forborne portfolios, NPLs, written-off loans and foreclosed assets, where the Group may use mechanisms to rapidly reduce the volume of these assets, such as the sale of portfolios or foreclosed assets.
In the written-off loans category, debt instruments are included (past due or otherwise) the recovery of which, after an individualised analysis, is considered remote, due to the severe and unrecoverable impairment of the solvency of the transaction or the customer. Classification in this category involves the full or partial cancellation of the gross carrying amount of the loan and its derecognition. This does not mean that the Group will suspend negotiations or legal proceedings to recover the amounts.
In those geographies with a significant exposure to real estate risk, the Group has efficient sales management instruments to maximise recovery and optimise the existing stock in the balance sheet.
5.8. Forborne loan portfolio
The Group has an internal forbearance policy, which acts as a reference for the different transpositions in all local subsidiaries and shares the principles established by the regulation and the applicable supervisory expectations. This year, the policy was updated to include the EBA Guidelines on the management of non-performing and forborne exposures
This policy defines forbearance as the modification of the payment conditions of a transaction to allow a customer who is experiencing financial difficulties (current or foreseeable), to fulfil their payment obligations.
In addition, this policy sets rigorous criteria for the evaluation, classification and monitoring of such transactions, ensuring the strictest possible care and diligence in their approval and monitoring. Therefore, the forborne transaction must be focused on recovery of the amounts due and the payment obligations adapted to the customer’s current position and, in addition, losses must be recognised as soon as possible if any amounts are deemed irrecoverable.
Forbearance may never be used to delay the immediate recognition of losses or to hinder the appropriate recognition of risk of default.
Further, the policy defines the classification criteria for forborne transactions in order to ensure that any risks are suitably recognised, bearing in mind that they must remain classified as non-performing or watchlist for an appropriate period to ensure reasonable certainty that repayment capacity can be recovered.
The forborne portfolio stood at EUR 32,475 million euros at the end of December 2019. In terms of credit quality, 53% of the loans are classified as non-performing loans, with average coverage of 52% (28% of the total portfolio).
The Group's forborne portfolio decreased by 21% in 2019, in line with the trend observed in previous years.

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

722	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

CURRENT REFINANCING AND RESTRUCTURING BALANCES
Amounts in million euros, except number of transactions that are in units

	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	43	31	15	10	7	—	2
Other financial institutions and: individual shareholder	630	200	350	90	13	19	35
Non-financial institutions and individual shareholder	161,353	5,413	45,474	11,438	6,339	2,271	5,029
Of which: financing for constructions and property development	6,427	190	1,293	847	554	21	392
Other warehouses	1,791,788	3,542	680,475	11,753	6,354	1,958	3,980
Total	1,953,814	9,185	726,314	23,290	12,714	4,248	9,045
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—
In 2019, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 1,566 million, without these modifications having a material impact on the income statement. Also, during 2019, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to 1,601 million euros.
The transactions presented in the foregoing tables were classified at 31 December 2019 by nature, as follows:

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
47% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (52% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 28% of the total forborne loan portfolio and 42% of the non-performing portfolio)
The table below shows the changes in 2019 in the forborne loan portfolio:

Million euros
2019
Beginning balance	30,527
Refinancing and restructuring of the period	6,174
Memorandum item: impact recorded in the income statement for the period	2,684
Debt repayment	(6,032)
Foreclosure	(564)
Derecognised from the consolidated balance sheet	(1,403)
Others variations	(5,272)
Balance at end of year	23,430

723

2019
Of which: Non-performing/Doubtful
Without real guarantee		With real guarantee
				Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
—	—	—	—	—	—	—
13	3	9	4	3	—	1
315	179	240	43	9	3	33
93,803	3,406	32,199	7,189	3,586	867	4,590
4,077	144	938	629	350	9	378
1,062,900	1,823	155,288	4,630	2,643	357	2,558
1,157,031	5,411	187,736	11,865	6,241	1,227	7,181
—	—	—	—	—	—	—
c) Trading market risk, structural and liquidity risk
1. Activities subject to market risk and types of market risk
The perimeter of activities subject to market risk involves transactions where patrimonial risk is assumed as a consequence of variations in market factors. Thus they include trading risks and also structural risks, which are also affected by market shifts. This risk arises from changes in risk factors - interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices and the volatility of each of these elements - as well as liquidity risk of the various products and markets in which the Group operates, and balance sheet liquidity risk:

•
Interest rate risk arises from the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities in the trading books and derivatives, among others.

•
Inflation rate risk originates from potential changes in inflation rates that could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, where the return is linked to future inflation values or to a change in the current rate.

•
Exchange rate risk is defined as the sensitivity to potential movements in exchange rates of a position’s value that is denominated in a different currency than the base currency. Hence, a long or open position in a foreign currency may produce a loss if that currency depreciates against the base currency. Among the exposures affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any transactions in foreign currency.

•
Equity risk is the sensitivity of the value of open positions in equities to adverse movements in their market prices or future dividend expectations. Among others, this affects positions in shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, among others).

•
Credit spread risk is the risk or sensitivity of the value of open positions in fixed income securities or in credit derivatives to movements in credit spread curves or recovery rates associated with specific issuers and types of debt. The spread is the difference between financial instruments with a quoted margin over other benchmark instruments, mainly the internal rate of return (IRR) of government bonds and interbank interest rates.

724	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

•
Commodities price risk is the risk derived from the effect of potential changes in commodities prices. The Group’s exposure to this risk is not significant and mainly comes from our customers’ derivative transactions on commodities.

•
Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares and credit spreads. This risk is incurred by all financial instruments where volatility is a variable in the valuation model. The most significant case is the financial options portfolio.

All these market risks can be partly or fully mitigated by using derivatives such as options, futures, forwards and swaps.
In addition, there are other types of market risk that require more complex hedging. For example:

•
Correlation risk. Sensitivity of the portfolio to changes in the relationship between risk factors (correlation), either of the same type (for example, two exchange rates) or different types (for example, an interest rate and the price of a commodity).

•
Market liquidity risk. This risk arises when a Group subsidiary or the Group as a whole cannot reverse or close a position in time without having an impact on the market price or the transaction cost. Market liquidity risk can be caused by a reduction in the number of market makers or institutional investors, the execution of a large volume of transactions, or market instability. Additionally, this risk could increase depending on how the different exposures are distributed among certain products and currencies.

•
Pre-payment or cancellation risk. Some on-balance-sheet instruments (such as mortgages or deposits) may have associated options that allow the holder to buy, sell it or otherwise alter its future cash flows. This may result in mismatches arising in the balance sheet, which may pose a risk since cash flows may have to be reinvested at an interest rate that is potentially lower (assets) or higher (liabilities).

•
Underwriting risk. This is the consequence of an entity’s involvement in the underwriting or placement of securities or other types of debt, when the entity assumes the risk of having to partially acquire the issued securities when the placement has not been taken up in full by potential buyers.

In addition to the above market risks, balance sheet liquidity risk must also be considered. Unlike market liquidity risk, balance sheet liquidity risk is defined as the possibility of not meeting payment obligations on time, or doing so at an excessive cost. Among the losses caused by this risk are losses due to forced sales of assets or margin impacts due to the mismatch between expected cash inflows and outflows.
Pension and actuarial risks also depend on potential shifts in market factors. Further details are provided at the end of this section.

1. Trading market risk management
The Group's trading risk profile remained moderately low in 2019, in line with previous years, due to the fact that the Group’s activity has traditionally focused on providing services to its customers, with only limited exposure to complex structured assets, as well as geographic diversification and risk factors.
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

The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

		Main market risk metrics
	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	101,067		101,067	Interest rate
Financial assets held for trading	108,230	107,522	708	Interest rate, spread
Non-trading financial assets mandatorily at fair value through profit or loss	4,911	3,310	1,601	Interest rate, Equity market
Financial assets designated at fair value through profit or loss	62,069	61,405	664	Interest rate
Financial assets at fair value through other comprehensive income	125,708		125,708	Interest rate, spread
Financial assets measured at amortised cost	995,482		995,482	Interest rate
Hedging derivatives	7,216	7,216	—	Interest rate, exchange
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,702		1,702	Interest rate
Other assets	116,310
Total assets	1,522,695

Liabilities subject to market risk
Financial liabilities held for trading	77,139	76,849	290	Interest rate, spread
Financial liabilities designated at fair value through profit or loss	60,995	60,211	784	Interest rate
Financial liabilities at amortised cost	1,230,745		1,230,745	Interest rate, spread
Hedging derivatives	6,048	6,048	—	Interest rate, exchange
Changes in the fair value hedged items in portfolio hedges of interest rate risk	269		269	Interest rate
Other liabilities	36,840
Total liabilities	1,412,036
Total equity	110,659

726	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The following table displays the latest and average VaR values at 99% by risk factor over the last three years, the lowest and highest values in 2019 and the ES at 97.5% as of the end of December 2019:

VaR statistics and Expected Shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2019					2018		2017
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	7.1	12.1	21.6	10.3	9.5	9.7	11.3	21.5	10.2
Diversification effect	(4.3)	(8.2)	(24.6)	(9.9)	(8.8)	(9.3)	(11.5)	(8.0)	(7.6)
Interest rate	6.6	10.0	17.6	9.2	7.6	9.4	9.7	16.2	7.9
Equities	1.0	2.9	15.3	4.8	4.6	2.4	2.8	3.0	1.9
Exchange rate	1.8	3.9	8.4	2.6	2.8	3.9	6.2	6.6	3.3
Credit spread	2.1	3.4	4.8	3.5	3.2	3.4	4.1	3.6	4.6
Commodities	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0

Total Europe	4.2	6.3	11.6	10.1	6.8	5.0	5.5	6.8	6.3
Diversification effect	(2.9)	(6.9)	(15.2)	(8.3)	(8.8)	(6.7)	(8.2)	(6.1)	(6.1)
Interest rate	3.6	6.0	12.8	8.2	6.5	5.0	5.8	6.1	5.7
Equities	0.4	1.9	5.1	4.9	4.4	1.1	1.2	1.1	0.5
Exchange rate	1.0	1.9	3.8	1.9	1.4	1.7	2.1	2.0	1.4
Credit spread	2.1	3.4	5.1	3.5	3.2	3.9	4.6	3.7	4.7
Commodities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total North America	1.5	3.5	5.1	3.8	4.0	7.2	8.3	7.6	4.3
Diversification effect	(0.4)	(1.3)	(3.6)	(2.1)	(1.2)	(4.8)	(2.7)	(4.7)	(3.5)
Interest rate	1.5	2.6	4.0	3.4	2.6	6.4	7.7	7.6	4.6
Equities	0.1	0.2	0.6	0.1	0.1	0.1	0.0	0.4	0.0
Exchange rate	0.4	2.0	4.1	2.4	2.4	5.5	3.3	4.2	3.3

Total South America	5.5	9.5	20.7	6.0	6.1	7.2	10.0	18.7	7.8
Diversification effect	(0.4)	(2.9)	(13.4)	(3.8)	(2.6)	(3.5)	(2.3)	(2.9)	(3.4)
Interest rate	4.9	7.8	19.6	5.9	5.4	6.4	6.6	14.8	7.4
Equities	0.4	2.0	7.0	1.7	1.6	2.5	2.9	3.2	1.9
Exchange rate	0.6	2.6	7.6	2.1	1.7	1.9	2.9	3.5	2.0
A. In South America and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
In 2019, VaR fluctuated between 21.6 million euros and 7.1 million euros. The most significant changes were related to variations in exchange and interest rate exposures and also market volatility.
The average VaR in 2019 was 12.1 million euros, slightly above 2018 but lower than in 2017 (9.7 million euros in 2018 and 21.5 million euros in 2017).
The Group continues to have very limited exposure to complex structured instruments or assets. This is a reflection of our risk culture with prudence in risk management as one of its hallmarks.
At the end of December 2019, the Group had the following exposures in this area:

•
Hedge funds: exposure was EUR 90 million, all indirect, acting as counterparty in derivatives transactions. The risk related to this type of counterparty is analysed on a case by case basis, establishing percentages of collateralisation on the basis of the features and assets of each fund.

•	Monolines: no exposure at the end of December 2019.
The Group’s policy for approving new transactions related to these products is still extremely prudent and conservative. It is subject to strict supervision by the Group’s senior management.
Backtesting
Actual losses can differ from those forecast by VaR for various reasons related to the limitations of this metric. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability. The most important tests consist of backtesting exercises:
For hypothetical P&L backtesting and for the total portfolio, there were two overshootings in VaR at 99%, on August 5th and on September 2nd, due to the increase in market volatility caused by US/China trade disputes and political uncertainty in Argentina.
There were no overshootings in Value at Earnings (VaE) at 99% in 2019. The number of observed overshootings in 2019 is consistent with the assumptions specified in the VaR calculation model.

2. Structural balance sheet risks
2.1. Main aggregates and variations
The market risk profile inherent to the Group’s balance sheet, in relation to its asset volumes and shareholders’ equity, as well as the budgeted net interest income margin, remained moderate in 2019, in line with previous years.
Structural VaR
A standardised metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of SCIB considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.
In general the structural VaR is not significant according to the assets amounts or capital of the Group:

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2019				2018		2017
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	438.2	511.4	729.1	729.1	568.5	556.8	878.0	815.7
Diversification effect	(225.5)	(304.2)	(404.3)	(402.0)	(325.0)	(267.7)	(337.3)	(376.8)
VaR interest rate*	224.7	345.6	629.7	629.7	337.1	319.5	373.9	459.6
VaR exchange rate	283.5	308.1	332.1	331.7	338.9	324.9	546.9	471.2
VaR equities	155.5	161.9	171.7	169.8	217.6	180.1	294.5	261.6
* Includes credit spread VaR on ALCO portfolios.
Structural interest rate risk

•	Europe
The main balance sheets, those of the Parent and Santander UK, in mature markets and in a low interest rate environment, usually show positive sensitivities to interest rates in economic value of equity and net interest income.
Exposure levels in all countries were moderate in relation to the annual budget and capital levels in 2019.
At the end of December 2019, risk on net interest income over a one year horizon, measured as the sensitivity to parallel changes in the worst-case scenario of ±100 basis points, was concentrated in the Euro, at 479 million euros, the British pound yield curve at EUR 69 million, the Polish zloty, at 60 million euros, and the US dollar, at 13 million euros, all related to risks of rate cuts.

•	North America
North American balance sheets usually show positive sensitivities to interest rates in economic value of equity and net interest income, except for economic value of equity in Mexico.
Exposure levels in all countries were moderate in relation to the annual budget and capital levels in 2019.
As of the end of December, risk on net interest income over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was mainly located in the USA (EUR 65 million) as shown in the chart below.

•	South America
South American balance sheets are usually positioned for interest rate cuts in terms of both economic value and net interest income.
In 2019, exposure levels in all countries were moderate in relation to the annual budget and capital levels.
As of the end of December, risk on net interest income over a one year horizon, measured as the sensitivity to parallel changes in the worst case scenario of ±100 basis points, was mainly found in two countries, Brazil (74 million euros) as shown in the chart below.
Structural foreign currency risk/hedges of results
Structural exchange rate risk arises from Group transactions in foreign currencies, mainly related to permanent financial investments, results and the hedging of both.
This management is dynamic and seeks to limit the impact on the core capital ratio from exchange rates movements. In 2019, hedging levels of the core capital ratio for foreign exchange rate risk were maintained near 100%.
At the end of 2019, the largest exposures of permanent investments (with their potential impact on equity) were, in the following order, in Brazilian real, US dollars, UK pounds sterling, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with foreign exchange-rate derivatives.
In addition, the financial area is responsible for managing foreign exchange rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

728	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Structural equity risk
The Group maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as equity instruments or as investments, depending on the percentage or control.
The equity portfolio available for the banking book at the end of December 2019 was diversified in securities in various countries, mainly Spain, China, Morocco, Netherlands and Poland. Most of the portfolio is invested in financial activities and insurance sectors. Among other sectors, to a lesser extent, are for e.g. real estate activities or public administration.
Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. As of the end of December 2019, the VaR at 99% with a one day time frame was EUR 170 million (EUR 180.1 and EUR 261.6 million at the end of 2018 and 2017, respectively).
2.2. Methodologies
Structural interest rate risk
The Group analyses the sensitivity of its equity value and net interest income to changes in interest rates as well as its different sources and sub-types of risk. These sensitivities measure the impact of changes in interest rates on the value of a financial instrument, a portfolio or the Group as a whole, as well as the impact on the profitability structure over the given time horizon for which NII is calculated.
Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial actions are adopted to align this position with that defined by the Group. These measures can range from opening positions in markets to the definition of the interest rate characteristics of our commercialized products.
The metrics used by the Group to control interest rate risk in these activities are the repricing gap, sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.
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
Santander’s liquidity management is based on the following principles:

•	Decentralised liquidity model.

•	Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.

•	High contribution from customer deposits due to the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/ investors, markets/currencies and maturities.

•	Limited recourse to short-term funding.

•	Availability of sufficient liquidity reserves, including standing facilities/discount windows at central banks to be used in adverse situations.

•	Compliance with regulatory liquidity requirements both at Group and subsidiary level, as a new factor conditioning management.
The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three fundamental pillars:

•
A solid organisational and governance model that ensures the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local Asset and Liability Committees (ALCOs) in coordination with the global ALCO, which is the body empowered by the Bank's board in accordance with the corporate Asset and Liability Management (ALM) framework.
This governance model has been reinforced as it has been included within Santander's Risk Appetite Framework. This framework meets demands from regulators and market players emanating from the financial crisis to strengthen banks’ risk management and control systems.

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
The Group continues to develop the ILAAP (Internal Liquidity Adequacy Assessment Process), an internal self-assessment of liquidity adequacy which must be integrated into the Group’s other risk management and strategic processes. It focuses on both quantitative and qualitative matters and is used as an input to the SREP (Supervisory Review and Evaluation Process). The ILAAP evaluates the liquidity position both in ordinary and stressed scenarios.

iii. Asset encumbrance
In accordance with the guidelines established by the European Banking Authority (EBA) in 2014 on committed and uncommitted assets, the concept of assets committed in financing transactions (asset encumbrance) includes both on-balance sheet assets provided as collateral in transactions to obtain liquidity and off-balance sheet assets that have been received and reused for similar purposes, as well as other assets associated with liabilities for reasons other than financing.
The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2019 (thousand of million of euros):

Residual maturities of the liabilities	unmatured	<=1month	>1month <=3months	>3months <=12months	>1year <=2years	>2years <=3years	3years <=5years	5years <=10years	>10years	TOTAL
Committed assets	32	43	8	80	65	29	24	20	20	322
Guarantees received	27	24	4	20	1	0	1	—	—	77
The reported Group information as required by the EBA at 2019 year-end is as follows:

On-balance-sheet encumbered assets
Thousand of million of euros
	Carrying amount of encumbered assets	Fair Value of encumbered assets	Fair Value of non-encumbered assets	Carrying amount of non-encumbered assets
Loans and advances	215.9		906.2
Equity instruments	6.5	6.5	12.1	12.1
Debt securities	64.7	64.8	119.9	119.6
Other assets	34.4		163.0
Total assets	321.5		1,201.2

Encumbrance of collateral received
Thousand of million of euros
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	77.0	55.8
Loans and advances	0.8	—
Equity instruments	5.6	8.2
Debt securities	70.6	47.6
Other collateral received	—	—
Own debt securities issued other than own covered bonds or ABSs	—	1.2

Encumbered assets and collateral received and matching liabilities
Thousand of million of euros
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	302.5	398.6
On-balance-sheet encumbered assets amounted to EUR 321,500 million, of which 67% are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 77,000 million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 398,600 million of encumbered assets, which give rise to EUR 302,500 million matching liabilities.

730	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

As of December 2019, total asset encumbrance in funding operations represented 24.1% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,655,600 as of December 2019). This percentage has been decreased from 24.8% that presented the Group as of December 2018. This reduction is due, among other reasons, to the fact that the Group has begun to repay part of the financing received from the European Central Bank under the TLTRO-II programme.

d) Capital risk
Capital risk, the second line of defence, independently challenges the business or first line activities mainly through the following processes:

•	Supervision of capital planning and adequacy exercises through a review of the main components affecting the capital ratios.

•
Ongoing supervision of the Group’s regulatory capital measurement by identifying key metrics for its calculation, setting tolerance levels and reviewing capital consumption and the consistency of the calculations, including single transactions with an impact on capital.

•	Review and challenge of the execution of those capital actions proposed in line with capital planning and risk appetite.
The Group commands a sound solvency position, above the levels required by regulators and by the European Central bank.
At 1 January 2020, at a consolidated level, the Group must maintain a minimum capital ratio of 9.69% of CET1 fully loaded (4.5% being the requirement for Pillar I, 1.5% being the requirement for Pillar 2R (requirement), 2.5% being the requirement for capital conservation buffer, 1% being the requirement for G-SIB and 0.19% being the requirement for anti-cyclical capital buffer). Santander Group must also maintain a minimum capital ratio of 1.5% of Tier 1 fully loaded and a minimum total ratio of 13.19% fully loaded.

Regulatory capital
In 2019, the solvency target set was achieved. Santander’s CET1 fully loaded ratio stood at 11.65% at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
Million of euros
	2019	2018	2017
Subscribed capital	8,309	8,118	8,068
Share premium account	52,446	50,993	51,053
Reserves	56,526	53,988	52,577
Treasury shares	(31)	(59)	(22)
Attributable profit	6,515	7,810	6,619
Approved dividend	(1,662)	(2,237)	(2,029)
Shareholders’ equity on public balance sheet	122,103	118,613	116,265
Valuation adjustments	(22,032)	(22,141)	(21,777)
Non-controlling interests	10,588	10,889	12,344
Total Equity on public balance sheet	110,659	107,361	106,833
Goodwill and intangible assets	(28,478)	(28,644)	(28,537)
Eligible preference shares and participating securities	9,039	9,754	7,635
Accrued dividend	(1,761)	(1,055)	(968)
Other adjustments*	(9,923)	(9,700)	(7,679)
Tier 1 (Phase-in)	79,536	77,716	77,283
* Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.
The following table shows the Phase-in capital coefficients and a detail of the eligible internal resources of the Group:

	2019	2018	2017
Capital coefficients
Level 1 ordinary eligible capital (million of euros)	70,497	67,962	74,173
Level 1 additional eligible capital (million of euros)	9,039	9,754	3,110
Level 2 eligible capital (million of euros)	11,531	11,009	13,422
Risk-weighted assets (million of euros)	605,244	592,319	605,064
Level 1 ordinary capital coefficient (CET 1)	11.65%	11.47%	12.26%
Level 1 additional capital coefficient (AT1)	1.49%	1.65%	0.51%
Level 1 capital coefficient (TIER1)	13.14%	13.12%	12.77%
Level 2 capital coefficient (TIER 2)	1.91%	1.86%	2.22%
Total capital coefficient	15.05%	14.98%	14.99%

Eligible capital
Million of euros
	2019	2018	2017
Eligible capital
Common Equity Tier I	70,497	67,962	74,173
Capital	8,309	8,118	8,068
(-) Treasure shares and own shares financed	(63)	(64)	(22)
Share Premium	52,446	50,993	51,053
Reserves	57,368	55,036	52,241
Other retained earnings	(22,933)	(23,022)	(22,363)
Minority interests	6,441	6,981	7,991
Profit net of dividends	3,092	4,518	3,621
Deductions	(34,163)	(34,598)	(26,416)
Goodwill and intangible assets	(28,478)	(28,644)	(22,829)
Others	(5,685)	(5,954)	(3,586)
Additional Tier I	9,039	9,754	3,110
Eligible instruments AT1	9,209	9,666	8,498
T1-excesses-subsidiaries	(170)	88	347
Residual value of dividends	—	—	(5,707)
Others	—	—	(27)
Tier II	11,531	11,009	13,422
Eligible instruments T2	12,360	11,306	9,901
Gen. funds and surplus loans loss prov. IRB	—	—	3,823
T2-excesses - subsidiaries	(829)	(297)	(275)
Others	—	—	(27)
Total eligible capital	91,067	88,725	90,706
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
This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	Inclusion of net value of derivatives (gains and losses are netted with the same counterparty, minus collaterals if they comply with certain criteria) plus a charge for the future potential exposure.

732	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

•	A charge for the potential risk of security funding transactions.

•	Lastly, it includes a charge for the risk of credit derivative swaps (CDS).
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
With the publication of Regulation (EU) 2019/876 of 20 May, 2019, amending Regulation (EU) No. 575/2013 as regards the leverage ratio, the final calibration of the ratio is set at 3% for all entities and, for systemic entities G-SIBs, an additional surcharge is also established which will be 50% of the cushion ratio applicable to the EISM. In addition, modifications are included in its calculation, including the exclusion of certain exposures from the total exposure measure: public loans, transfer loans and officially guaranteed export credits.
Banks will have to implement the final definition of the leverage ratio by June 2021 and comply with the new calibration of the ratio (the surcharge for G-SIBs) from January 2022.

Million of euros
	2019	2018	2017
Leverage
Level 1 Capital	79,536	77,716	77,283
Exposure	1,544,614	1,489,094	1,463,090
Leverage Ratio	5.15%	5.22%	5.28%
Global systemically important banks
The Group is one of 30 banks designated as global systemically important banks (G-SIBs).
The designation as a systemically important entity is based on the measurement set by regulators (the FSB and BCBS), based on 5 criteria (size, cross-jurisdictional activity, interconnectedness with other financial institutions, substitutability and complexity).
This definition means it has to fulfil certain additional requirements, which consist mainly of a capital buffer (1)%, in TLAC requirements (total loss absorbing capacity), that we have to publish relevant information more frequently than other banks, greater regulatory requirements for internal control bodies, special supervision and drawing up of special reports to be submitted to supervisors.
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.

55. Additional disclosures
This Note includes relevant information about additional disclosure requirements.
55.1 Parent company financial statements
Following are the summarised balance sheets of Banco Santander, S.A. as of December 31, 2019, 2018 and 2017

CONDENSED BALANCE SHEETS (Parent company only)	31 December 2019	31 December 2018	31 December 2017
	(Millions of Euros)
Assets
Cash and due from banks	85,922	105,660	76,690
Of which:
To bank subsidiaries	13,875	16,339	20,818
Trading account assets	86,583	70,825	64,326
Investment securities	44,020	61,064	49,194
Of which:
To bank subsidiaries	9,504	11,084	6,474
To non-bank subsidiaries	3,450	4,581	3,729
Net Loans and leases	276,330	263,142	197,591
Of which:
To non-bank subsidiaries	28,690	26,505	33,113
Investment in affiliated companies	87,330	81,734	85,428
Of which:
To bank subsidiaries	59,364	69,118	65,567
To non-bank subsidiaries	27,966	12,616	19,861
Premises and equipment, net	7,131	2,410	1,929
Other assets	22,600	23,541	17,257
Total assets	609,916	608,376	492,415

Liabilities
Deposits	345,975	350,786	256,389
Of which:
To bank subsidiaries	14,705	18,526	20,391
To non-bank subsidiaries	15,518	13,655	13,115
Short-term debt	20,547	30,883	40,540
Long-term debt	83,906	75,600	53,023
Total debt	104,453	106,483	93,563
Of which:
To bank subsidiaries	—	2,874	1,138
To non-bank subsidiaries	1,667	998	2,966
Other liabilities	89,265	82,340	71,896
Total liabilities	539,693	539,609	421,848

Stockholders' equity
Capital stock	8,309	8,118	8,068
Retained earnings and other reserves	61,914	60,649	62,499
Total stockholders' equity	70,223	68,767	70,567

Total liabilities and Stockholders’ Equity	609,916	608,376	492,415
In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2019, 2018 and 2017.

734	2019 Auditors' report and consolidated annual accounts

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2019	31 December 2018	31 December 2017
	(Millions of Euros)
Interest income
Interest from earning assets	8,009	7,660	5,733
Dividends from affiliated companies	5,959	3,872	3,320
Of which:
From bank subsidiaries	3,019	2,874	2,580
From non-bank subsidiaries	2,940	998	740
	13,968	11,532	9,053
Interest expense	(4,108)	(3,861)	(3,204)
Interest income / (Charges)	9,860	7,671	5,849
Provision for credit losses	(1,246)	(686)	(451)
Interest income / (Charges) after provision for credit losses	8,614	6,985	5,398
Non-interest income:	4,132	3,972	3,872
Non-interest expense:	(9,168)	(7,573)	(6,293)
Income before income taxes	3,578	3,384	2,977
Income tax expense	(48)	(83)	29
Net income	3,530	3,301	3,006

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2019, 2018 and 2017:

	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2019	31 December 2018	31 December 2017
	(Millions of Euros)
NET INCOME	3,530	3,301	3,006
OTHER COMPREHENSIVE INCOME	119	(410)	(356)
Items that may be reclassified subsequently to profit or loss	422	(348)	(341)
Financial assets available-for-sale	—	—	(625)
Revaluation gains/(losses)	—	—	(283)
Amounts transferred to income statement	—	—	(342)
Other reclassifications	—	—	—
Hedging instruments (items not designated)	—	—	—
Revaluation gains (losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	724	(634)	—
Revaluation gains (losses)	698	(135)	—
Amounts transferred to income statement	(592)	(499)	—
Other reclassifications	618	—	—
Cash flow hedges:	(117)	137	(7)
Revaluation gains/(losses)	(205)	153	(7)
Amounts transferred to income statement	88	(16)	—
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	—	—	—
Exchange differences	—	—	—
Non-current assets held for sale	—	—	—
Income tax	(185)	149	291
Items that will not be reclassified to profit or loss:	(303)	(62)	(15)
Actuarial gains/(losses) on pension plans	(327)	43	(23)
Rest of valuation adjustments	(133)	(78)	—
Income tax relating to items that will not be reclassified	157	(27)	8
TOTAL COMPREHENSIVE INCOME	3,649	2,891	2,650

736	2019 Auditors' report and consolidated annual accounts

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2019, 2018 and 2017.

	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2019	31 December 2018	31 December 2017
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	3,530	3,301	3,006
Adjustments to profit	2,206	11,576	1,824
Net increase/decrease in operating assets	(13,370)	(17,566)	(10,430)
Net increase/decrease in operating liabilities	45	13,411	21,915
Reimbursements/payments of income tax	743	(279)	(839)
Total net cash flows from operating activities (1)	(6,846)	10,443	15,476

2. Cash flows from investing activities
Investments (-)	(7,094)	(1,472)	(8,818)
Divestments (+)	1,952	10,197	4,995
Total net cash flows from investment activities (2)	(5,142)	8,725	(3,823)

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	7,072
Disposal of own equity instruments	829	805	1,004
Acquisition of own equity instruments	(829)	(816)	(972)
Issuance of debt securities	1,056	2,750	2,894
Redemption of debt securities	(4,578)	(827)	(764)
Dividends paid	(3,773)	(3,118)	(2,665)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(382)	(2)	532
Total net cash flows from financing activities (3)	(7,677)	(1,208)	7,101

4. Effect of exchange rate changes on cash and cash equivalents (4)	205	237	(655)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(19,460)	18,197	18,099
Cash and cash equivalents at beginning of period	51,931	33,734	15,635
Cash and cash equivalents at end of period	32,471	51,931	33,734
55.2 Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2019, 2018 and 2017:

	2019	2018	2017
	(Millions of Euros)
Preference shares	321	345	404
Preferred securities	7,709	9,717	8,369
Total at period-end	8,030	10,063	8,773
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost - Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2019, 2018 and 2017.
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
Preferred securities include non-cumulative preferred non-voting securities issued by Banco Santander, S.A.
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

For further information, see note 23.c.

	Outstanding at 31 December 2019
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander Bank, National Association, August 2000	US Dollar	153.0	12.00%	16 May 2020

	Outstanding at 31 December 2019
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A.
Banco Santander, S.A., March 2014	Euro	1,500.0	6.250%	(B)	Perpetuity
Banco Santander, S.A., September 2014	Euro	1,500.0	6.250%	(C)	Perpetuity
Banco Santander, S.A., April 2017	Euro	750.0	6.750%	(D)	Perpetuity
Banco Santander, S.A., September 2017	Euro	1,000.0	5.250%	(E)	Perpetuity
Banco Santander, S.A., March 2018	Euro	1,500.0	4.750%	(F)	Perpetuity
Banco Santander, S.A., February 2019	US Dollar	1,200.0	7.500%	(G)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), March 2007 (H)	US Dollar	210.4	US3M + 0.52%		Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), July 2007	Pounds Sterling	4.9	7.010%		Perpetuity

A. From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B. Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 5.41 basis points on the 5-year Mid-Swap Rate.
C. Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first seven years . After that, it will be reviewed by applying a margin of 5.640 basis points on the 5-year Mid-Swap Rate.
D. Payment is subject to certain conditions and to the discretion of the Bank. The 6.75% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 6.803 basis points on the 5-year Mid-Swap Rate.
E. Payment is subject to certain conditions and to the discretion of the Bank. The 5.25% interest rate is set for the first six years. After that, it will be reviewed by applying a margin of 4.999 basis points on the 5-year Mid-Swap Rate.
F. Payment is subject to certain conditions and to the discretion of the Bank. The 4.75% interest rate is set for the first seven years. After that, it will be reviewed by applying a margin of 4.097 basis points on the 5-year Mid-Swap Rate.
G. Payment is subject to certain conditions and to the discretion of the Bank. The 7.50% interest rate is set for the first five years. After that, it will be reviewed every 5 years by applying a margin of 498.9 basis point on the five-year Mid-Swap Rate.
H. Listed in the US.

Santander Finance Preferred, S.A. (Unipersonal)- issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that date with Banco Santander, S.A.

738	2019 Auditors' report and consolidated annual accounts

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Appendix

Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (g)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey Covered Bonds (Holdings) Limited	United Kingdom	-	(a)	-	-	Securitisation
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Abbey Covered Bonds LLP	United Kingdom	-	(a)	-	-	Securitisation
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	Banking
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	Holding company
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	Holding company
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
ALIL Services Limited	Isle of man	0.00%	100.00%	100.00%	100.00%	Services
Aliseda Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Holding company

740	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Commercial Bank Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services
Arcaz - Sociedade Imobiliária Portuguesa, Lda.	Portugal	0.00%	99.91%	100.00%	100.00%	Inactive
Argenline S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Finance company
Asto Digital Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Athena Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Atlantes Azor No. 1	Portugal	-	(a)	-	-	Securitisation
Atlantes Azor No. 2	Portugal	-	(a)	-	-	Securitisation
Atlantes Mortgage No. 2	Portugal	-	(a)	-	-	Securitisation
Atlantes Mortgage No. 3	Portugal	-	(a)	-	-	Securitisation
Atlantes Mortgage No. 4	Portugal	-	(a)	-	-	Securitisation
Atlantes Mortgage No. 5	Portugal	-	(a)	-	-	Securitisation
Atlantes Mortgage No. 7	Portugal	-	(a)	-	-	Securitisation
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Financial services
Auto ABS Belgium Loans 2019, SA/NV	Belgium	-	(a)	-	-	Securitisation
Auto ABS DFP Master Compartment France 2013	France	-	(a)	-	-	Securitisation
Auto ABS French Lease Master Compartiment 2016	France	-	(a)	-	-	Securitisation
Auto ABS French Leases 2018	France	-	(a)	-	-	Securitisation
Auto ABS French Loans Master	France	-	(a)	-	-	Securitisation

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Auto ABS French LT Leases Master	France	-	(a)	-	-	Securitisation
Auto ABS Italian Balloon 2019-1 S.R.L.	Italy	-	(a)	-	-	Securitisation
Auto ABS Italian Loans 2018-1 S.R.L.	Italy	-	(a)	-	-	Securitisation
Auto ABS Spanish Loans 2016, Fondo de Titulización	Spain	-	(a)	-	-	Securitisation
Auto ABS Spanish Loans 2018-1, Fondo de Titulización	Spain	-	(a)	-	-	Securitisation
Auto ABS Swiss Leases 2013 Gmbh	Switzerland	-	(a)	-	-	Securitisation
Auto ABS UK Loans 2017 Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Auto ABS UK Loans 2017 Plc	United Kingdom	-	(a)	-	-	Securitisation
Auto ABS UK Loans 2019 Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Auto ABS UK Loans 2019 Plc	United Kingdom	-	(a)	-	-	Securitisation
Auto ABS UK Loans Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Auto ABS UK Loans PLC	United Kingdom	-	(a)	-	-	Securitisation
Autodescuento, S.L.	Spain	0.00%	93.89%	93.89%	-	Vehicle purchase and sale
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	89.93%	100.00%	100.00%	Technology services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Intercontinental, A.I.E.	Spain	99.97%	0.03%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Finance company
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Banco Bandepe S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Banking
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco de Asunción, S.A. en liquidación voluntaria (c)	Paraguay	0.00%	99.33%	99.33%	99.33%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.97%	50.00%	50.00%	Banking
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking
Banco Olé Bonsucesso Consignado S.A.	Brazil	0.00%	53.96%	60.00%	60.00%	Banking

742	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Banco PSA Finance Brasil S.A.	Brazil	0.00%	44.97%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	13.95%	75.99%	90.52%	90.44%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	91.76%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	92.65%	100.00%	100.00%	Holding company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	92.66%	100.00%	100.00%	Finance company
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	16.68%	75.08%	91.77%	75.17%	Banking
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	Banking
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander Río S.A.	Argentina	0.00%	99.30%	99.25%	99.25%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	0.00%	99.86%	99.96%	99.96%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
BEN Benefícios e Serviços S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Payment services
Bilkreditt 4 Designated Activity Company (c)	Ireland	-	(a)	-	-	Securitisation
Bilkreditt 5 Designated Activity Company (c)	Ireland	-	(a)	-	-	Securitisation
Bilkreditt 6 Designated Activity Company (c)	Ireland	-	(a)	-	-	Securitisation
Bilkreditt 7 Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
BPE Financiaciones, S.A.	Spain	90.00%	10.00%	100.00%	100.00%	Finance company
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	Finance company
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Canyon Multifamily Impact Fund IV LLC (h)	United States	0.00%	98.00%	98.00%	-	Real estate

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Carfax (Guernsey) Limited (g)	Guernsey	0.00%	100.00%	100.00%	100.00%	Insurance brokerage
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	96.42%	Holding company
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	100.00%	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securities company
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Lloyd's Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
CCAP Auto Lease Ltd.	United States	0.00%	72.40%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	91.76%	100.00%	100.00%	Non profit institute
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental
Chrysler Capital Auto Funding I LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Chrysler Capital Auto Funding II LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Chrysler Capital Auto Receivables LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Chrysler Capital Auto Receivables Trust 2016-A	United States	-	(a)	-	-	Securitisation
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Chrysler Capital Master Auto Receivables Funding 4 LLC	United States	0.00%	72.40%	100.00%	-	Finance company
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	85.00%	100.00%	39.74%	Collection services
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Finance company
Comunidad Laboral Trabajando Argentina S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Services
Comunidad Laboral Trabajando Iberica, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Services
Consulteam Consultores de Gestão, Lda.	Portugal	86.28%	13.72%	100.00%	100.00%	Real estate
Consumer Lending Receivables LLC	United States	0.00%	72.40%	100.00%	100.00%	Securitisation
Crawfall S.A. (c)	Uruguay	100.00%	0.00%	100.00%	100.00%	Services
Crediperto Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.96%	100.00%	100.00%	Finance company

744	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	-	Finance company
Deva Capital Advisory Company, S.L.	Spain	0.00%	100.00%	100.00%	-	Advisory services
Deva Capital Holding Company, S.L.	Spain	100.00%	0.00%	100.00%	-	Holding company
Deva Capital Investment Company, S.L.	Spain	0.00%	100.00%	100.00%	-	Holding company
Deva Capital Management Company, S.L.	Spain	0.00%	100.00%	100.00%	-	Advisory services
Deva Capital Servicer Company, S.L.	Spain	0.00%	100.00%	100.00%	-	Holding company
Digital Procurement Holdings N.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Holding company
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Dirgenfin, S.L., en liquidación (c)	Spain	0.00%	100.00%	100.00%	100.00%	Real estate development
Drive Auto Receivables Trust 2015-D	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2016-A	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2016-B	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2016-C	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2017-A	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2017-B	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2019-2	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2019-3	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2019-4	United States	-	(a)	-	-	Securitisation
Drive Auto Receivables Trust 2020-1	United States	-	(a)	-	-	Inactive

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
EDT FTPYME Pastor 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitisation
Electrolyser, S.A. de C.V.	Mexico	0.00%	91.76%	100.00%	100.00%	Services
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	55.00%	Finance company
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	Real estate
Esfera Fidelidade S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Insurance
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Fondation Holding Auto ABS Belgium Loans	Belgium	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos RMBS Santander 1	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos RMBS Santander 2	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos RMBS Santander 3	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización PYMES Santander 13	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización PYMES Santander 14	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización PYMES Santander 15	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización RMBS Santander 4	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización RMBS Santander 5	Spain	-	(a)	-	-	Securitisation

746	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Fondo de Titulización Santander Consumer Spain Auto 2016-1	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización Santander Consumer Spain Auto 2016-2	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización Santander Consumo 2	Spain	-	(a)	-	-	Securitisation
Fondo de Titulización Santander Financiación 1	Spain	-	(a)	-	-	Securitisation
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Fosse PECOH Limited	United Kingdom	-	(a)	-	-	Securitisation
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitisation
Fundo de Investimento em Direitos Creditórios Atacado- Não Padronizado	Brazil	-	(a)	-	-	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema V – Não padronizado	Brazil	-	(a)	-	-	Investment fund
Fundo de Investimentos em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	-	(a)	-	-	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Securitisation
GC FTPYME Pastor 4 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitisation
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services
Gestión de Instalaciones Fotovoltaicas, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Electricity production
Gestión de Inversiones JILT, S.A.	Spain	35.00%	65.00%	100.00%	100.00%	Real estate

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Gestora de Procesos S.A. en liquidación (c)	Peru	0.00%	100.00%	100.00%	100.00%	Holding company
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	89.93%	100.00%	88.50%	Payment services
Global Diomedes, S.L. Sociedad Unipersonal	Spain	0.00%	100.00%	100.00%	-	Holding company
Golden Bar (Securitisation) S.r.l.	Italy	-	(a)	-	-	Securitisation
Golden Bar Stand Alone 2015-1	Italy	-	(a)	-	-	Securitisation
Golden Bar Stand Alone 2016-1	Italy	-	(a)	-	-	Securitisation
Golden Bar Stand Alone 2018-1	Italy	-	(a)	-	-	Securitisation
Golden Bar Stand Alone 2019-1	Italy	-	(a)	-	-	Securitisation
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
GTS El Centro Equity Holdings, LLC	United States	0.00%	57.40%	57.40%	56.88%	Holding company
GTS El Centro Project Holdings, LLC	United States	0.00%	57.40%	100.00%	100.00%	Holding company
Guaranty Car, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Automotive
Hipototta No. 4 FTC	Portugal	-	(a)	-	-	Securitisation
Hipototta No. 4 plc	Ireland	-	(a)	-	-	Securitisation
Hipototta No. 5 FTC	Portugal	-	(a)	-	-	Securitisation
Hipototta No. 5 plc	Ireland	-	(a)	-	-	Securitisation
Hipototta No.13	Portugal	-	(a)	-	-	Securitisation
Hispamer Renting, S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Holding company
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Holmes Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Holneth B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Holding company
HQ Mobile Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Internet technology
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	-	Banking
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.83%	100.00%	100.00%	E-commerce
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company

748	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Inmobiliaria Viagracia, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Interfinance Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Intermediacion y Servicios Tecnológicos, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Investigaciones Pedreña, A.I.E. (b)	Spain	0.00%	0.00%	0.00%	100.00%	Research and development
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros S.A.	Chile	0.00%	33.63%	50.10%	-	Insurance brokerage
Landmark Iberia, S.L.	Spain	16.20%	83.80%	100.00%	-	Real estate management
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Langton PECOH Limited	United Kingdom	-	(a)	-	-	Securitisation
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Langton Securities Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Factoring
Luri 1, S.A. (f)	Spain	46.00%	0.00%	46.00%	36.00%	Real estate
Luri 6, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate investment
MAC No. 1 Limited	United Kingdom	-	(a)	-	-	Mortgage credit company
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	Real estate
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Merlion Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Moneybit, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Mortgage Engine Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Motor 2015-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Motor 2015-1 PLC (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Motor 2016-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Motor 2016-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Motor 2017-1 Holdings Limited	United Kingdom	-	(a)	-	-	Securitisation
Motor 2017-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Motor Securities 2018-1 Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Multiplica SpA	Chile	0.00%	100.00%	100.00%	-	Payment services
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Newcomar, S.L., en liquidación (c)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	Securities investment
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.63%	78.74%	79.76%	Investment fund
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
Olé Tecnologia Ltda.	Brazil	0.00%	53.96%	100.00%	100.00%	IT services
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	57.20%	54.10%	51.25%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.08%	51.57%	51.57%	Fund management company
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidado)	Bahamas	0.00%	56.18%	56.78%	56.34%	Fund management company
PagoFX Europe S.A.	Belgium	0.00%	100.00%	100.00%	-	Payment services
PagoFX HoldCo, S.L.	Spain	100.00%	0.00%	100.00%	-	Payment services
PagoFX UK Ltd	United Kingdom	0.00%	100.00%	100.00%	-	Payment services
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Holding company
PBD Germany Auto 2018 UG (Haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
PBD Germany Auto Lease Master 2019	Luxembourg	-	(a)	-	-	Securitisation

750	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitisation
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Holding company
Phoenix C1 Aviation Designated Activity Company	Ireland	-	(a)	-	-	Renting
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Leasing
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Popular Gestão de Activos – Sociedade Gestora de Fundos de Investimento, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Management of funds and portfolios
Popular Seguros - Companhia de Seguros S.A.	Portugal	0.00%	99.91%	100.00%	100.00%	Insurance
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	Internet
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.93%	100.00%	100.00%	Investment fund
PSA Bank Deutschland GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Banking
PSA Banque France	France	0.00%	50.00%	50.00%	50.00%	Banking
PSA Consumer Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	100.00%	100.00%	Finance company
PSA Finance Belux S.A.	Belgium	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Finance Polska Sp. z o.o.	Poland	0.00%	40.24%	50.00%	50.00%	Finance company
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	100.00%	Leasing
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Financial Services Spain, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
PSA Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
PSRT 2018-A	United States	-	(a)	-	-	Securitisation
PSRT 2019-A	United States	-	(a)	-	-	Securitisation
Punta Lima Wind Farm, LLC	United States	0.00%	100.00%	100.00%	-	Electricity production
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Recovery Team, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Finance company
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital Serviços de Recuperação de Créditos S.A.	Brazil	0.00%	89.93%	100.00%	70.00%	Collection services
Return Gestão de Recursos S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Fund management company

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Riobank International (Uruguay) SAIFE (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Banking
Roc Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Roc Shipping One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Rojo Entretenimento S.A.	Brazil	0.00%	85.08%	94.60%	94.60%	Services
RV Partners S.A.	Panama	0.00%	100.00%	100.00%	100.00%	Financial services
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Brasil Participações S.A.	Brazil	1.00%	99.00%	100.00%	100.00%	Holding company
SAM Investment Holdings Limited (e)	Jersey	92.37%	7.62%	100.00%	100.00%	Holding company
SAM UK Investment Holdings Limited	United Kingdom	92.37%	7.63%	100.00%	100.00%	Holding company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Santander (CF Trustee) Limited	United Kingdom	-	(a)	-	100.00%	Asset management
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Asset management
Santander Ahorro Inmobiliario 1, S.A.	Spain	98.53%	0.00%	98.53%	98.53%	Real estate rental
Santander Ahorro Inmobiliario 2, S.A.	Spain	99.91%	0.00%	99.91%	99.91%	Real estate rental
Santander Asesorías Financieras Limitada	Chile	0.00%	67.44%	100.00%	100.00%	Securities company
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Fund management company
Santander Asset Management Chile S.A.	Chile	0.01%	99.94%	100.00%	100.00%	Securities investment
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios

752	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Asset Management, LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Management
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Financial services
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Bank Polska S.A.	Poland	67.47%	0.00%	67.47%	67.47%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.93%	100.00%	100.00%	Services
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Real estate investment
Santander Brasil Tecnologia S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	IT services
Santander Brasil, EFC, S.A.	Spain	0.00%	89.93%	100.00%	100.00%	Finance company
Santander Capital Desarrollo, SGEIC, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Venture capital
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Trade
Santander Capitalização S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.84%	99.84%	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2016-B4 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Consumer Auto Receivables Funding 2018-L1 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L2 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L4 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L5 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2019-B1 LLC	United States	0.00%	72.40%	100.00%	-	Finance company
Santander Consumer Auto Receivables Funding 2019-L2 LLC	United States	0.00%	72.40%	100.00%	-	Finance company
Santander Consumer Auto Receivables Funding 2019-L3 LLC	United States	0.00%	72.40%	100.00%	-	Finance company
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	80.48%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Belgium	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Banque S.A.	France	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Chile S.A.	Chile	49.00%	34.23%	100.00%	51.00%	Finance company
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Benelux B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Financial advisory
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	Services
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company

754	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	72.40%	100.00%	100.00%	Services
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.61%	100.00%	100.00%	Insurance intermediary
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	80.48%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 10 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Receivables 11 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Receivables 3 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Receivables 7 LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulación	Spain	-	(a)	-	-	Securitisation
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	72.40%	72.40%	69.71%	Holding company
Santander Consumer USA Inc.	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumo, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.76%	100.00%	100.00%	Cards
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	Insurance brokerage
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Holding company
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company
Santander Digital Assets, S.L.	Spain	0.00%	100.00%	100.00%	-	IT services

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Digital Businesses, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Drive Auto Receivables LLC	United States	0.00%	72.40%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2015-4	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2015-5	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2016-1	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2016-2	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2016-3	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2017-1	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2017-2	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2017-3	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2018-1	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2018-2	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2018-3	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2018-4	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2018-5	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2019-1	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2019-2	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2019-3	United States	-	(a)	-	-	Securitisation
Santander Drive Auto Receivables Trust 2019-4	United States	-	(a)	-	-	Inactive
Santander Energías Renovables I, S.C.R., S.A.	Spain	59.66%	0.00%	59.66%	59.66%	Venture capital
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Merchant Services, Entidad de Pago, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Payment services
Santander España Servicios Legales y de Cumplimiento, S.L.	Spain	99.97%	0.03%	100.00%	-	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander F24 S.A.	Poland	0.00%	67.47%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L.	Spain	94.33%	5.67%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.84%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	Financial services

756	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander FI Hedge Strategies	Ireland	0.00%	89.93%	100.00%	100.00%	Investment company
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Finanse Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	Financial services
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	87.83%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.84%	100.00%	100.00%	Financial services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Management of funds and portfolios
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Global Operations, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	Securities investment
Santander Global Services S.A. (c)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Sports activity
Santander Global Technology Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Technology services
Santander Global Technology Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Trade Platform Solutions, S.L.	Spain	0.00%	100.00%	100.00%	-	Technology services
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitisation
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitisation
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	-	(a)	-	-	Securitisation
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Real estate

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.76%	100.00%	100.00%	Finance company
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	Insurance brokerage
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Asset management
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance brokerage
Santander International Products, Plc. (e)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	Banking
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Inwestycje Sp. z o.o.	Poland	0.00%	67.47%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing Poland Securitization 01 Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Santander Leasing S.A.	Poland	0.00%	67.47%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.93%	99.99%	99.99%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance intermediary
Santander Merchant Platform Solutions Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Technology services
Santander Merchant Platform Solutions, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services

758	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Operaciones España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Paraty Qif PLC	Ireland	0.00%	89.93%	100.00%	100.00%	Investment fund
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	100.00%	0.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	Fund management company
Santander Private Banking s.p.a. in Liquidazione (c)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander Private Real Estate Advisory & Management, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Real estate
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Retail Auto Lease Funding LLC	United States	0.00%	72.40%	100.00%	100.00%	Securitisation
Santander Retail Auto Lease Trust 2017-A	United States	-	(a)	-	-	Securitisation
Santander Retail Auto Lease Trust 2018-A	United States	-	(a)	-	-	Securitisation
Santander Retail Auto Lease Trust 2019-A	United States	-	(a)	-	-	Securitisation
Santander Retail Auto Lease Trust 2019-B	United States	-	(a)	-	-	Securitisation
Santander Retail Auto Lease Trust 2019-C	United States	-	(a)	-	-	Securitisation
Santander Revolving Auto Loan Trust 2019-A	United States	-	(a)	-	-	Securitisation
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	Advisory services

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	Services
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	Securities company
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.24%	100.00%	100.00%	Fund management company
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	91.77%	100.00%	100.00%	Services
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	91.77%	100.00%	100.00%	Financial services
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	IT services
Santander Tecnología España, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	91.76%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.91%	100.00%	100.00%	Insurance
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.91%	99.91%	99.90%	Holding company
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	33.74%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander UK Foundation Limited	United Kingdom	-	(a)	-	-	Charitable services
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Finance company
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	Finance company
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	91.76%	100.00%	100.00%	Finance company
Santander Vivienda, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	-	(a)	-	-	Securitisation
Santander Wealth Management International SA	Switzerland	0.00%	100.00%	100.00%	-	Asset management
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company

760	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
SC Austria Finance 2013-1 S.A.	Luxembourg	-	(a)	-	-	Securitisation
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Auto 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Auto 2016-2 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Auto 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Auto 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Auto 2019-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Consumer 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Consumer 2016-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Consumer 2017-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Consumer 2018-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Mobility 2019-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	Securitisation
SC Poland Consumer 15-1 Sp. z.o.o.	Poland	-	(a)	-	-	Securitisation
SC Poland Consumer 16-1 Sp. z o.o.	Poland	-	(a)	-	-	Securitisation
SCF Ajoneuvohallinto I Limited (c)	Ireland	-	(a)	-	-	Securitisation
SCF Ajoneuvohallinto II Limited	Ireland	-	(a)	-	-	Securitisation
SCF Ajoneuvohallinto KIMI VI Limited	Ireland	-	(a)	-	-	Securitisation
SCF Ajoneuvohallinto VII Limited	Ireland	-	(a)	-	-	Securitisation
SCF Ajoneuvohallinto VIII Limited	Ireland	-	(a)	-	-	Securitisation
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate management
SCF Rahoituspalvelut I Designated Activity Company (c)	Ireland	-	(a)	-	-	Securitisation
SCF Rahoituspalvelut II Designated Activity Company	Ireland	-	(a)	-	-	Securitisation

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
SCF Rahoituspalvelut KIMI VI Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
SCF Rahoituspalvelut VII Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
SCF Rahoituspalvelut VIII Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
SCFI Ajoneuvohallinto Limited (c)	Ireland	-	(a)	-	-	Securitisation
SCFI Rahoituspalvelut Designated Activity Company (c)	Ireland	-	(a)	-	-	Securitisation
Secucor Finance 2013-I Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Security
Servicios Corporativos Seguros Serfin, S.A. de C.V. (c)	Mexico	0.00%	85.30%	100.00%	100.00%	Services
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	85.00%	85.00%	85.00%	Finance company
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Advisory services
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	Electricity production
Silk Finance No. 4	Portugal	-	(a)	-	-	Securitisation
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Appraisals
Socur S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Sol Orchard Imperial 1 LLC	United States	0.00%	57.40%	100.00%	100.00%	Electricity production
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Spirit Limited (g)	Bermudas	0.00%	100.00%	100.00%	100.00%	Leasing
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities investment
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	89.93%	100.00%	100.00%	Payment services

762	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Svensk Autofinans WH 1 Designated Activity Company	Ireland	-	(a)	-	-	Securitisation
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Holding company
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
Tikgi Aviation One Designated Activity Company	Ireland	-	(a)	-	-	Renting
Time Retail Finance Limited (c)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Services
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
TOPSAM, S.A de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	89.93%	100.00%	100.00%	Telemarketing
Tornquist Asesores de Seguros S.A. (c)	Argentina	0.00%	99.99%	99.99%	99.99%	Advisory services
Totta (Ireland), PLC	Ireland	0.00%	99.86%	100.00%	100.00%	Finance company
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.86%	100.00%	100.00%	Real estate
Trabajando.com Colombia Consultoría S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Services
Trabajando.com México, S.A. de C.V.	Mexico	0.00%	99.87%	99.87%	100.00%	Services
Trabajando.com Perú S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Services
Trabalhando.com Brasil Consultoria Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Services
Trabalhandopontocom Portugal, Sociedade Unipessoal, Lda - Em Liquidação (c)	Portugal	0.00%	100.00%	100.00%	100.00%	Services
Trade Maps 3 Hong Kong Limited	Hong-Kong	-	(a)	-	-	Securitisation
Trade Maps 3 Ireland Limited (c)	Ireland	-	(a)	-	-	Securitisation
Trans Rotor Limited (c)	United Kingdom	100.00%	0.00%	100.00%	100.00%	Renting
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Leasing
Tuttle and Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collections services
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Internet

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by the Bank		% of voting power (d)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.45%	89.45%	89.45%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	99.73%	99.73%	96.51%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Internet
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Portfolio management
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Financial services
Wave Holdco, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Whitewick Limited (c)	Jersey	0.00%	100.00%	100.00%	100.00%	Inactive
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Leasing

a.	Companies over which effective control is exercised.

b.	Company in process of merger or liquidation. Pending of being registered.

c.	Company in liquidation at 31 December 2019.

d.
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

e.	Company resident in Spain for tax purposes.

f.	See note 2.b.i

g.	Company resident in the UK for tax purposes.

h.	Company recently incorporated in the Group, without financial statements available.

1.	Companies issuing shares and preference shares are listed in annex III, together with other relevant information.

764	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Appendix II

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
Abra 1 Limited (e)	Cayman Island	-	(d)	-	-	Leasing	Joint venture
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	Payments and collections services	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Joint venture
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	Insurance	Joint venture
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	-
Aguas de Fuensanta, S.A. (a)	Spain	36.78%	0.00%	36.78%	36.78%	Food	Associated
Alcuter 2, S.L. (e)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	-
Allianz Popular, S.L. (consolidado)	Spain	40.00%	0.00%	40.00%	40.00%	Insurance	Associated
Altamira Asset Management, S.A.	Spain	0.00%	15.00%	15.00%	-	Real estate	-
Apolo Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	29.98%	33.33%	-	Investment fund	Joint venture
Arena Communications Network, S.L. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Advertising	Associated
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.11%	5.11%	5.11%	Banking	-
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	14.17%	Motorway concession	-
Aviva Powszechne Towarzystwo Emerytalne Aviva Santander S.A.	Poland	0.00%	6.75%	10.00%	10.00%	Pension fund management company	-
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.75%	10.00%	10.00%	Insurance	-
Banco RCI Brasil S.A.	Brazil	0.00%	35.88%	39.89%	39.89%	Banking	Joint venture
Banco S3 México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	100.00%	Banking	Joint venture
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.50%	Banking	-
CACEIS (consolidado)	France	0.00%	30.50%	30.50%	-	Custody services	Associated

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
Câmara Interbancária de Pagamentos - CIP	Brazil	0.00%	15.84%	17.61%	17.61%	Payments and collections services	-
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Management of venture capital	Associated
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Joint venture
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	Payments and collections services	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	49.00%	0.00%	49.00%	49.00%	Insurance brokerage	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	49.00%	0.00%	49.00%	49.00%	Services	Associated
Comder Contraparte Central S.A	Chile	0.00%	8.36%	12.45%	11.23%	Financial services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint venture
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	20.18%	Finance company	-
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit insurance	-
Compañía Española de Viviendas en Alquiler, S.A.	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	Real estate development	-
Condesa Tubos, S.L.	Spain	36.21%	0.00%	36.21%	36.21%	Services	-
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.55%	27.58%	27.58%	Cork industry	-
Corridor Texas Holdings LLC (consolidado)	United States	0.00%	33.60%	33.60%	29.47%	Holding company	-

766	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
Ebury Partners Limited (consolidado)	United Kingdom	6.39%	0.00%	6.39%	-	Payment services	-
Eko Energy Sp. z o.o (a)	Poland	0.00%	13.12%	21.99%	22.00%	Electricity production	-
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
FAFER- Empreendimentos Urbanísticos e de Construção, S.A. (a)	Portugal	0.00%	36.57%	36.62%	36.62%	Real estate	-
Federal Home Loan Bank of Pittsburgh	United States	0.00%	9.38%	9.38%	6.33%	Banking	-
Federal Reserve Bank of Boston	United States	0.00%	23.56%	23.56%	30.09%	Banking	-
FIDC RN Brasil – Financiamento de Veículos	Brazil	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización de Activos UCI 11	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización de Activos UCI 14	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización de Activos UCI 15	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización de Activos UCI 16	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización de Activos UCI 17	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización de Activos, RMBS Prado I	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización Hipotecaria UCI 10	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización Hipotecaria UCI 12	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización Structured Covered Bonds UCI	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización, RMBS Prado II	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización, RMBS Prado III	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización, RMBS Prado IV	Spain	-	(d)	-	-	Securitisation	Joint venture
Fondo de Titulización, RMBS Prado V	Spain	-	(d)	-	-	Securitisation	Joint venture

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
Fondo de Titulización, RMBS Prado VI	Spain	-	(d)	-	-	Securitisation	Joint venture
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance company	Joint venture
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	Real estate	Associated
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	17.99%	20.00%	20.00%	Collection services	Joint venture
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	Payments and collections services	Associated
HCUK Auto Funding 2017-1 Ltd	United Kingdom	-	(d)	-	-	Securitisation	Joint venture
HCUK Auto Funding 2017-2 Ltd	United Kingdom	-	(d)	-	-	Securitisation	Joint venture
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real estate	-
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Joint venture
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	44.97%	50.00%	-	Insurance brokerage	Joint venture
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	Securities investment	-
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	Holding company	-
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	Information system	Joint venture
Inmoalemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	Holding company	-
Innohub S.A.P.I. de C.V.	Mexico	0.00%	20.00%	20.00%	-	IT services	Associated
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint venture
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint venture
Inversiones en Resorts Mediterráneos, S.L. (a)	Spain	0.00%	43.28%	43.28%	43.28%	Real estate	Associated
Inversiones Ibersuizas, S.A.	Spain	25.42%	0.00%	25.42%	25.42%	Venture capital	-
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	Securities and real estate investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Securities and real estate investment	Associated
J.C. Flowers I L.P.	United States	0.00%	10.60%	0.00%	4.99%	Holding company	-
J.C. Flowers II-A L.P.	Canada	0.00%	69.40%	4.43%	4.43%	Holding company	-
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	Holding company	-
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	Holding company	-
Jupiter III L.P.	Canada	0.00%	96.45%	4.99%	4.99%	Holding company	-

768	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
Loop Gestão de Pátios S.A.	Brazil	0.00%	32.11%	35.70%	35.70%	Business services	Joint venture
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	Real estate	Joint venture
Lusimovest Fundo de Investimento Imobiliário	Portugal	0.00%	25.73%	25.77%	25.77%	Investment fund	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.60%	21.60%	21.60%	Finance company	-
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	23.94%	Finance company	-
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	16.99%	5.80%	22.78%	22.48%	Real estate	Associated
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.52%	49.46%	49.40%	Real estate development	Associated
New PEL S.à r.l. (a)	Luxembourg	0.00%	7.67%	0.00%	0.00%	Holding company	-
NIB Special Investors IV-A LP	Canada	0.00%	99.49%	4.99%	4.99%	Holding company	-
NIB Special Investors IV-B LP	Canada	0.00%	91.89%	4.99%	4.99%	Holding company	-
Niuco 15, S.L. (e)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	-
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.56%	29.00%	29.00%	Holding company	Associated
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.97%	50.00%	50.00%	Securities company	Joint venture
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.96%	21.73%	21.73%	Electricity production	-
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais S.A.	Brazil	0.00%	18.16%	20.19%	20.19%	Technology	-
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	Finance company	Associated
Parque Eólico Tico, S.L.	Spain	33.33%	0.00%	33.33%	-	Electricity production	Joint venture
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	Electricity production	Joint venture
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	33.74%	50.00%	50.00%	Management	Associated
Procapital - Investimentos Imobiliários, S.A. (a)	Portugal	0.00%	39.96%	40.00%	40.00%	Real estate	-
Project Quasar Investments 2017, S.L. (consolidado)	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	Associated
Promontoria Manzana, S.A.	Spain	20.00%	0.00%	20.00%	-	Holding company	Associated

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
PSA Corretora de Seguros e Serviços Ltda.	Brazil	0.00%	44.97%	50.00%	50.00%	Insurance	Joint venture
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint venture
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint venture
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	Leasing	Associated
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	20.00%	0.08%	20.08%	20.08%	Cards	Associated
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Services	Joint venture
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	-
Santander Auto S.A.	Brazil	0.00%	44.97%	50.00%	50.00%	Insurance	Associated
Santander Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	33.06%	49.00%	49.00%	Insurance	Associated
Santander Aviva Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	33.06%	49.00%	49.00%	Insurance	Associated
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint venture
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	100.00%	Inactive	Associated
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	100.00%	Securities investment	Joint venture
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	100.00%	Holding company	Joint venture
Santander Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	100.00%	Finance company	Joint venture
Santander Securities Services Latam Holding , S.L.	Spain	0.00%	50.00%	50.00%	-	Holding company	Joint venture
Santander Securities Services Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	-	Holding company	Joint venture
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint venture
Saturn Japan II Sub C.V.	Netherlands	0.00%	69.30%	0.00%	0.00%	Holding company	-
Saturn Japan III Sub C.V.	Netherlands	0.00%	72.72%	0.00%	0.00%	Holding company	-
Sepacon 31, S.L. (e)	Spain	37.23%	0.00%	37.23%	37.23%	Technical services	-

770	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.37%	12.48%	11.25%	Services	Associated
SIBS-SGPS, S.A.	Portugal	0.00%	16.54%	16.56%	16.56%	Portfolio management	-
Siguler Guff SBIC Fund LP (e)	United States	0.00%	20.00%	20.00%	-	Investment fund	-
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	18.11%	0.00%	18.11%	18.11%	Payment services	Associated
Sistemas Técnicos de Encofrados, S.A. (consolidado)	Spain	27.15%	0.00%	27.15%	27.15%	Building materials	-
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	42.50%	0.00%	42.50%	42.50%	Payment services	Joint venture
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.50%	0.23%	25.73%	25.73%	Financial services	-
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	-
Sociedad Española de Sistemas de Pago, S.A.	Spain	21.32%	0.00%	21.32%	22.24%	Payment services	-
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Custody	Associated
Solar Maritime Designated Activity Company	Ireland	-	(d)	-	-	Leasing	Joint venture
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	21.30%	21.30%	28.80%	Electricity production	-
Syntheo Limited (a)	United Kingdom	0.00%	50.00%	50.00%	50.00%	Payment services	Joint venture
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	17.82%	19.81%	19.81%	Security	Associated
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	17.82%	19.81%	19.81%	Telecommunications	Associated
Tecnologia Bancária S.A.	Brazil	0.00%	17.82%	19.81%	19.81%	ATM	Associated
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	Household appliances	-
Tonopah Solar Energy Holdings I, LLC (consolidado)	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint venture
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	Services	Associated
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint venture

Societies of which the Group owns more than 5% (c), entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	Year 2019	Year 2018	Activity	Type of company
UCI Hellas Credit and Loan Receivables Servicing Company S.A.	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint venture
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint venture
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance brokerage	Joint venture
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Joint venture
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	Associated
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage credit company	Joint venture
Uro Property Holdings SOCIMI, S.A.	Spain	14.95%	7.82%	22.77%	14.95%	Real estate	-
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint venture
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	-	(d)	-	-	Securitisation	Joint venture
Webmotors S.A.	Brazil	0.00%	62.95%	70.00%	70.00%	Services	Joint venture
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated

a.	Company in liquidation to 31 December 2019.

b.
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

772	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

c.
Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).

d.	Companies over which the Group holds joint control.

e.	Company recently incorporated in the Group, without financial statements available.

Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by the Bank
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal	Spain	100,00%	0,00%	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0,00%	100,00%	Finance company
Sovereign Real Estate Investment Trust	United States	0,00%	100,00%	Finance company

774	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

Appendix IV
Notifications of acquisitions and disposals of investments in 2019
(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law)
Below are the notifications of acquisitions and sales of participations for 2019 in accordance with Article 155 of the Securities Market Law.
On 30 April 2019, the communication made by Banco Santander, BANCO BILBAO VIZCAYA ARGENTARIA, S.A., BANKIA, S.A., CAIXABANK, S.A., KUTXABANK, S.A., LIBERBANK, S.A. and BANCO DE SABADELL, S.A. was registered with the CNMV ("the Concerted Action") in which it was reported that the participation of the Concerted Action in GENERAL DE ALQUILER DE MAQUINARIA, S.A. ("GAM") had fallen below the 10% threshold on 24 April 2019, being Banco Santander stake in this company 8.482%.
This announcement was made as a result of the reduction of the Concerted Action's stake in GAM from 10% to 8.482%. All the financial institutions participating in the Concerted Action sold all their shares in GAM, with the exception of Banco Santander, which sold part of its shares but kept 2,823,944 shares of GAM, representing 8.482% of its capital.
On May 10, 2019, the communication made by Banco Santander was registered with the CNMV stating that its stake in ABENGOA, S.A. had fallen from the 3% threshold on February 2, 2019 to 2.836%.
On 19 June 2019, the communication made by Banco Santander as a result of the dissolution of the Concerted Action between the aforementioned shareholders of GAM on 17 June 2019 was registered with the CNMV.
On 19 June 2019, the communication made by Banco Santander as a result of the dissolution of the Concerted Action between the aforementioned shareholders of GAM was registered with the CNMV, informing of the position held by Banco Santander after the said dissolution (8.482%) on 17 June 2019.
On 3 December 2019, the communication made by Banco Santander as a result of the change in the number of voting rights of the issuer GAM on 2 December 2019 was registered with the CNMV.
This notification was made as a result of a change in the issuer's total number of voting rights, which caused Banco Santander's stake in GAM to fall below the 5% threshold to 4.477%.
In accordance with Article 155 of the Spanish Limited Liability Companies Law, no acquisitions of more than 5% of the capital were made in 2019 in companies in which the Group holds more than 10%.

Appendix V
Other information on the Group’s banks
A) Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc

a)	Number of financial equity instruments held by the Group.
At 31 December 2019, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
On 12 November 2004 Banco Santander, S.A. acquired the then entire issued ordinary share capital of 1,485,893,636 Ordinary shares of 10p. each. On 12 October 2008 a further 10 billion Ordinary shares of 10p. each were issued to Banco Santander, S.A. and an additional 12,631,375,230 Ordinary shares of 10p. each were issued to Banco Santander, S.A. on 9 January on 2009. On 3 August 2010, 6,934,500,000 Ordinary shares of 10p. each were issued to Santusa Holding, S.L. With effect from 10 January 2014, Santander UK Group Holdings Limited, a subsidiary of Banco Santander, S.A. and Santusa Holding S.L., became the beneficial owner of 31,051,768,866 Ordinary shares of 10p. each, being the entire issued ordinary share capital of the Company, by virtue of a share exchange agreement between Santander UK Group Holdings Limited, Banco Santander, S.A. and Santusa Holding, S.L. Santander UK Group Holdings Limited became the legal owner of the entire issued Ordinary share capital of the Company on 1 April 2014 and on 25 March 2015 became a public limited company and changed its name from Santander UK Group Holdings Limited to Santander UK Group Holdings plc. In addition to this, there are 325,000,000 Non-Cumulative Non-Redeemable 10.375% and 8.625% Sterling Preference Shares of GBP 1.00 each. In addition to this there were 13,780 Series A Fixed (6.222%)/Floating Rate Non-Cumulative Callable Preference Shares of GBP 1.00 each which were redeemed and cancelled in their entirety on 24 May 2019. The legal and beneficial title to the entire issued Preference share capital is held by third parties and is not held by Banco Santander, S.A.

b)	Capital increases in progress
At 31 December 2019, there were no approved capital increases.

c)	Share capital authorised by the shareholders at the general meeting
The shareholders at the Annual General Meeting held on 2 May 2019 resolved to authorise unconditionally the company to carry out the following repurchases of share capital:
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

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 8.625% preference shares even though the purchase may be completed after this authorisation ends.
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

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own 10.375% preference shares even though the purchase may be completed after this authorisation ends.
(3) To buy back its own Series A Fixed / Floating Rate Non-Cumulative Callable Preference Shares on the following terms:

(a)	The Company may buy up to 13,780 Series A Fixed/ Floating Rate Non-Cumulative Callable Preference Shares;

(b)
The lowest price which the Company can pay for Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares is 75% of the average of the market values of the preference shares for five business days before the purchase is made; and

(c)
The highest price (not including expenses) which the Company can pay for each Series A Fixed /Floating Rate Non- Cumulative Callable Preference Shares is 125% of the average of the market values of the preference shares for five business days before the purchase is made.

This authority shall begin on the date of the passing of this resolution and end on the conclusion of the next Annual General Meeting of the Company. The Company may agree, before this authorisation ends, to buy back its own Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares even though the purchase may be completed after this authorisation ends.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.

776	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
The preference share capital of Santander UK plc is traded on the London Stock Exchange under the following details:

•	10.375% Sterling Preference - ISIN: GB0000064393

•	8.625% Sterling Preference - ISIN: GB0000044221
2. Santander Financial Services plc (Formerly Abbey National Treasury Services plc)

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
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2019 year-end, the bank’s treasury shares consisted of 16,701,787 ordinary shares and 16,701,787 preferred shares, with a total of 33,403,574 shares.
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
As of 31 December 2019, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
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
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Listed capital instruments
All the shares are listed on the São Paulo Stock Exchange ( B3 - Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December 2019, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA). SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2019 there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
Not applicable.

778	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
a) Number of financial instruments of capital held by the group.
On September 6 of 2019 was finalized the period for the exchange offers for up to 1,693,521,302 shares of Banco Santander México that were not held directly or indirectly by Banco Santander, S.A., which represented the 24.95% of the capital stock of Banco Santander México in exchange for up to 570,716,682 shares of Banco Santander, S.A. as a result of the exchange offer Banco Santander, S.A. increased its position in Banco Santander México from 74.96% to 91.64%, with the remaining 8.35% held by minority shareholders or in a portfolio and 0.01% to Santander Global Facilities, S.A. de C.V..
As a result Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Santander Global Facilities, S.A. de C.V. (México), hold 5.087.801.602 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,132’168,074 shares which represent the 16.68% of such capital stock.

b) Ongoing capital stock increases.
To this date there are not ongoing capital stock increases.
c) Authorized Capital by the Shareholders Meeting.
The capital stock of the Bank is 28,117,661,554.00 Mexican pesos (twenty eight thousand one hundred seventeen million six hundred sixty one thousand five hundred and fifty four Mexican pesos) represented by a total of 7,436,994,357 (seven thousand four hundred thirty six million nine hundred ninety four thousand three hundred and fifty seven) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,796,120,213 (three thousand seven hundred ninety six million one hundred and twenty thousand two hundred and thirteen) stocks “F” Series and 3,640,874,144 (three thousand six hundred and forty million eight hundred seventy four thousand one hundred and forty four) shares “B” Series. The capital stock is constituted as follows:

•
Paid-in and subscribed capital of the Bank is 25,660,152,629.00 Mexican pesos (twenty five thousand six hundred sixty million one hundred fifty two thousand six hundred and twenty nine Mexican pesos) represented by a total of 6,786,994,357 (six thousand seven hundred eighty six million nine hundred ninety four thousand three hundred and fifty seven) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 3,464,309,145 (three thousand four hundred sixty four million three hundred and nine thousand one hundred and forty five) shares “F” Series and 3,322,685,212 (three thousand three hundred twenty two million six hundred eighty five thousand two hundred and twelve) shares Series.

•
The authorized capital stock of the Bank is 2,457,508,925.00 Mexican pesos.(Two thousand four hundred fifty seven million five hundred and eight thousand nine hundred and twenty five Mexican pesos), represented by a total of 650,000,000 (six hundred and fifty million) shares with a nominal value of 3.780782962 Mexican pesos (three Mexican pesos 780782962/1000000000) each one; divided in 331,811,068 (three hundred thirty one million eight hundred eleven thousand and sixty eight) shares “F” series and 318,188,932 (three hundred eighteen million one hundred eighty eight thousand nine hundred and thirty two) shares “B” Series which are kept in the treasury of the Bank.

d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.

(i)
The Board of Directors on its meeting held on October 22, 2015, was updated regarding the situation of the debt issuance of Banco Santander Mexico, S.A. , which had been previously ratified in the meeting held on October 17, 2013, in order to issue debt for the amount of 6,500 million dollars in local or international markets, for a maximum period of 15 years, senior or subordinated debt including debt instruments qualifying for purposes of capital in accordance with the legislation in force, which can be implemented individually or through several issuance programs.

The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	19-Feb-21	55,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$25,621 million Mexican pesos
Con t.c. fix according to Banxico 31/Dec/ 2019
Private banking structured bonds Act	Not Revolving*	16-Ago-34	20,000 million Mexican pesos	$14,565 million Mexican pesos
Structured bonds without public offering		16-Feb-32	10,000 million Mexican pesos	$10,000 million Mexican pesos
Senior Bonds	Not Revolving	09-Nov-22	1,000 million American dollars	N/A
Capital Notes AT1	Not Revolving	perpetual	500 million American dollars	N/A
Capital Notes	Not Revolving	1-Oct-2028	1,300 millon American dollars	N/A

*	The issuance of the structured private banking bonds isn’t revolving. Once placed the amount laid down in the corresponding brochure a new certificate wll be issued on the authorized amount.

(ii)
The Board of Directors on its meeting held on January 27, 2011 approved the general conditions for the senior debt issue among international markets. On October 18, 2012 such issuance was approved on the amount of 500 and 1000 million American dollars, for a term of 5 to 10 years. The issuance was approved with the purpose of obtaining resources to finance the increase in business assets and the liquidity of the Bank. Under these agreements adopted by the Board of Directors, the debt was issued for an amount of 1,000 million American dollars on November 9, 2012.

(iii)
On December 27, 2013 Banco Santander México, S.A., issued subordinated notes (subordinated notes 2013) for a total amount of 1,300,000,000 American dollars, in accordance with the capital requirements established in the Basilea III criteria for complementary capital/ Tier 2 at a rate of 5.95% with redemption date of January, 30, 2024. The controlling shareholder, Banco Santander, S.A., agreed to buy 975,000,000 American dollars of such notes equivalent to the 75% of the latter.

Such notes were offered through a private offering only to qualified institutional buyers, in accordance with Rule 144A of the U.S. Securities Act of 1933 and it´s modifications, and outside the U.S. under the Regulation S of the Market Law.

The issuance was approved with the purpose of increasing the efficiency of the capital of the Bank, to adequate its capital profile to its main competitors, as well as to increase the cost effectiveness of resources with the same capital strength and capacity for growth in risk-weighted assets.

(iv)
The Board of Director on its meeting held on October 27, 2016 approved the issuance in Mexico of debt up to 500 million American dollars or its equivalent in Mexican pesos. The Ordinary and Extraordinary Shareholder´s meeting held on December 5, 2016, approved to issuance of a financial instrument complying with the requirements of regulatory capital established in Basilea III, which was considered as not fundamental basic capital, for up to 500 million American dollars.

On December 29, 2016, Banco Santander México made an overseas private offering of subordinated, non preferred, perpetual and convertible obligations (“2016 Obligations”) representing the share capital by a total amount of 500,000,000 American dollars, which had the character of a ‘mirror issuance‘( back-to-back), as a guarantee of liquidity of the subordinated non preferred perpetual and convertible obligations, issued by Grupo Financiero Santander Mexico.

780	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

It is worth mentioning that in September, 2019, it was requested before the Registro Nacional de Valores of the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) (“CNBV”), the registry cancellation of the above mentioned 2016 Obligations, as well as the list cancellation of such notes in the Bolsa Mexicana de Valores, S.A.B. de C.V. (“BMV”). By means of official note No. 153/12251/2019 dated November 4, 2019, CNBV authorized such cancellation.
(v) As a result of the corporate restructure which included, among others, the merger of Banco Santander México, as the merging entity with Grupo Financiero Santander Mexico as the merged entity, the subordinated obligations referred to in paragraph (iv), were acquired entirely by Banco Santander México; therefore the subordinate obligations of Banco Santander Mexico became extinct by confusion of rights and obligations, since the Bank as a merging party met the quality of debtor and creditor in these instruments at the moment that the merger was finalized.
Based on the above, the subordinate obligations issued by Grupo Financiero Santander Mexico, acquired by several investors, will continue to be in force on behalf of its owners and managed by Banco Santander Mexico, preserving substantially the terms and conditions in which they were issued.
(vi) On September 20, 2018, Banco Santander México, issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law, representative of the complementary part of the net capital of Banco Santander Mexico (Tier 2 subordinated preferred capital notes), for the amount of 1,300,000,000.00 American dollars (the “Instruments”), whose resources were used mainly for the acquisition of the 94.07% of the Subordinated Notes 2013.
The amount issued of 1,300,000,000.00 American dollars covers in full the sum of the repurchase of the Subordinated Notes 2013, for 1,222,907,000.00 American dollars.
Regarding the acquisition of the Subordinated Notes 2013: (a) the acquired total amount was 1,222,907,000.00 American dollars (nominal value), at a price of 1,010.50 American dollars and (b) the amount acquired by Banco Santander, S.A. (Spain), was a nominal 1,078,094,000.00 American dollars.
In connection with the issuance of the Instruments, the total amount distributed with Banco Santander, S.A. (Spain), was 75% of such issuance; that is, the placed amount was 975,000,000.00.
Therefore, the Bank’s General Extraordinary Shareholder´s Meeting held on September 10, 2018, among other subjects, approved to ratify the issuance limit for up to 6,500 million and a term of 15 years, senior or subordinate, in local and/or international markets, instrumented individually or through issuance programs, which was previously authorized by the Board of Directors on its meeting held on April 26, 2018.

On January 30, 2019, Banco Santander México paid off the total remaining due amount of the Subordinated Notes 2013.
e) Specific circumstances restricting the availability of reserves.
According to the Law of Financial Institutions, general dispositions applicable to financial institutions, General Corporations law and the bylaws, the Bank has to constitute or increase its capital reserves to ensure the solvency to protect the payments system and the public savings.
The Bank increases its legal reserve annually accordingly to the results obtained in the fiscal year (benefits).
The Bank must constitute the different reserves established in the legal provisions applicable to financial institutions, which are determined accordingly to the qualification granted to credits and they are released when the credit rating improves, or when it is settled.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading.
Not applicable.
6. Banco Santander Totta, S.A
a) Number of equity instruments held by the Group
The Group holds 1,256,190,411 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 1,241,179,513 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 417,583 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.
b) Capital increases in progress
At 31 December 2019, there were no approved capital increases.
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
g) equity instruments
Not applicable.
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2019, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
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
b) Capital increases in progress
At 31 December 2019, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2019 amounted to CLP 891,302,881,691.
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

9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2019, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
b) Capital increases in progress
At 31 December, 2019, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
There wasn´t any share capital increase approved by general meeting in 2019.
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
f) Non-Group entities, which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Quoted equity instruments
All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.

782	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

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

Appendix VI
Annual banking report
The Group’s total tax contribution in 2019 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 16,000 million, of which more than EUR 6,700 million correspond to taxes borne by the Group (Corporate income tax, non-recoverable VAT and other indirect taxes, payments to the Social Security on behalf of the employer and other taxes on payroll and other taxes and levies).
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
Following is a detail of the criteria used to prepare the annual banking report for 2019:
a) Name(s), nature of activities and geographical location
The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.
As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 11,952 -the largest commercial network of any international bank-, and these offices provide our customers with all their basic financial needs.
b) Turnover and income before tax
For the purposes of this report, turnover is considered to be gross income, and income before tax, gross profit or loss before tax, both as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.
c) Number of employees on a full time equivalent basis
The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.
d) Tax on profit or loss
In the absence of specific criteria, the amount of taxes actually paid in respect of those taxes whose effect is recognised under “Income Tax” in the consolidated income statement (EUR 2,951 million in 2019, with an effective tax rate of 23.5%) has been included.

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
The foregoing amounts form part of the cash flow statement and therefore differ from the income tax expense recognised in the consolidated income statement (EUR 4,427 million in 2019, representing an effective rate of 35.3%, or, if extraordinary results are discounted, EUR 5,103 million, which represents an effective rate of 34.2% (see note 52.c)). This is so because the tax regulations of each country establish:

•	The time at which taxes must be paid. Normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•
Its own criteria for calculating the tax, defining temporary or permanent restrictions on expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carry forwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

e) Public subsidies received
In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2019.

784	2019 Form 20-F

Auditors' report	Consolidated annual accounts	Notes to the consolidated annual accounts	Appendix

The detail of the information for 2019 is as follows :

	2019
Jurisdiction	Turnover (million of euros)	Employees	Gross profit or loss before tax (million of euros)	Tax on profit or loss (million euros)
Germany	1,416	4,397	534	98
Argentina	1,304	8,868	420	107
Austria	176	355	86	17
Bahamas	26	39	16	—
Belgium	85	202	37	17
Brazil [1]	13,742	45,089	5,273	1,321
Canada	55	202	8	1
Chile	2,576	11,522	1,184	186
China	35	69	19	—
Colombia	35	207	(2)	3
Spain [2]	6,635	37,097	(1,684)	(271)
United States	7,352	15,858	1,220	39
Denmark	188	245	94	40
Finland	108	178	53	9
France	648	954	355	76
Hong Kong	69	153	3	—
Ireland	87	3	52	—
Isle of Man	13	58	9	1
Italy	447	851	207	81
Jersey	24	72	10	3
Luxemburg	106	18	99	6
Malta	13	—	13	—
Mexico	4,081	20,140	1,421	396
Norway	318	516	169	20
The Netherlands	92	289	34	106
Peru	86	181	50	12
Poland	2,108	14,667	746	210
Portugal	1,417	6,995	746	37
Puerto Rico	259	941	24	11
United Kingdom	5,007	24,485	1,053	369
Singapore	5	11	1	—
Sweden	154	304	60	21
Switzerland	116	243	42	3
Uruguay	446	1,588	191	32
Consolidated Group total	49,229	196,797	12,543	2,951

1.
Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations 2019 is EUR 691 million.

2.	Includes the corporate center. In Tax on profit or loss, it includes EUR 358 million of monetizable deferred taxes converted from Banco Popular Español, S.A.U.

At 31 December 2019, the Group’s return on assets (ROA) was 0.54%.

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

786	2019 Form 20-F

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
Apartado de Correos 14019
28080 Madrid
Spain

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Part 3.Supplemental information

Table of contents:

789	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

1. Presentation of financial and other information
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a “Member State”) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. This Circular was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2017”). Therefore, Grupo Santander (the “Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended 31 December 2019 in conformity with EU-IFRS and Bank of Spain’s Circular 4/2017, while previous periods have to be prepared under EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS-IASB”) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
In July 2014, the IASB published IFRS9 Financial Instruments - Classification and measurement, hedging and impairment that we adopted with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to re-classify the comparative financial statements. Therefore, previous periods are not comparable. However, note 1.d to our consolidated financial statements included in Part 2 of this annual report on Form 20-F includes a reconciliation of balances as of 31 December 2017 under IAS 39 and the corresponding balances as of 1 January 2018 under IFRS9. The adoption of Bank of Spain’s Circular 4/2017 has modified the breakdown and presentation of certain headings in the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the years ended 31 December 2019, 2018 and 2017 in accordance with IFRS-IASB. See pages 476, 477 and 478 in Part 2 of this annual report on Form 20-F for the audit report issued by PricewaterhouseCoopers Auditores, S.L.
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
When we refer to “allowances for credit losses” or “allowances for non-performing balances”, we mean the allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk. See “Item 5. Other Industry Guide 3 disclosures-Bank of Spain’s Classification Requirements- Allowances for Credit Losses and Country-Risk Requirements”. From 1 January 2018, after the adoption of IFRS9, the allowances reflect expected credit losses whereas the previous model (IAS 39) was based on incurred losses.
When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.
Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant

790

period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, (ECB), unless otherwise noted.
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
You should understand that the following important factors, in addition to those discussed in “Section 4. Risk Factors”,

“Section 5. Information on the Company”, “Consolidated Directors’ Report -Economic and Financial Review” in Part 1 of this annual report on Form 20-F, “Section 6. Supplement to the Operating and Financial Review Disclosure in the Directors’ Report-Consolidated Income Statement. Variations 2018 compared to 2017” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

791	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Economic and Industry Conditions

•
general economic or industry conditions in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;
•
exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;
•
a worsening of the economic environment in Spain, the UK, the U.S., other European countries, Brazil, other Latin American countries, and increase of the volatility in the capital markets;
•
the effects of a decline in real estate prices, particularly in Spain and the UK;
•
the effects of results of UK political developments, including the UK’s exit from the European Union;
•
monetary and interest rate policies of the ECB and various central banks;
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

•
Political and Governmental Factors

•
political stability in Spain, the UK, other European countries, Latin America and the U.S.;
•
changes in Spanish, UK, EU, U.S., Latin American, or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the EU; and
•
increased regulation in light of the global financial crisis.
•
Transaction and Commercial Factors
•
damage to our reputation;
•
our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and
•
the outcome of our negotiations with business partners and governments.
•
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

792

3. Selected financial data
Selected consolidated financial information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
In July 2014, the IASB published IFRS9 which covers classification and measurement, hedging and impairment. We adopted IFRS 9, along with the subsequent amendments on 1 January 2018. As permitted by the regulation, we have chosen not to reclassify the comparative financial statements. Therefore, periods previous to 1 January 2018 are not comparable.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS15 and IFRS9, on 6 December 2017, the Bank of Spain published Circular 4/2017 which repeals Circular 4/2004 for the years beginning on 1 January 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings from the 31 December 2018 financial statements, to adapt them to the aforementioned IFRS9. Previous periods have not been restated under this Circular.
In the consolidated financial statements included in Part 2 of this annual report on Form 20-F we present our audited financial statements for the years 2019, 2018 and 2017. The consolidated financial statements for 2016 and 2015 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2019	2018	2017	2016	2015
Total assets	1,522,695	1,459,271	1,444,305	1,339,125	1,340,260
Loans and advances to customers	942,218	882,921	848,915	790,470	790,848
Customer deposits	824,365	780,496	777,730	691,111	683,142
Total customer funds (A)	1,050,765	980,562	985,703	873,618	849,402
Total equity	110,659	107,361	106,832	102,699	98,753

CAPITALIZATION (EUR million)
Shareholders' equity	122,103	118,613	116,265	105,977	102,402
Other comprehensive income	(22,032)	(22,141)	(21,776)	(15,039)	(14,362)
Stockholders' equity (B)	100,071	96,472	94,489	90,938	88,040
Non-controlling interest (including net income of the period)	10,588	10,889	12,344	11,761	10,713
Total equity	110,659	107,361	106,832	102,699	98,753
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares (C)	7,663	8,368	7,116	6,448	6,091
Other Subordinated debt (D)	5,369	5,390	5,621	6,124	7,864
Preferred securities (E)	7,709	9,717	8,369	6,916	6,749
Preferred shares (E)	321	345	404	413	449
Total subordinated debt	21,062	23,820	21,510	19,902	21,153
Total capitalization and Indebtedness	131,721	131,181	128,343	122,602	119,906

Stockholders’ Equity per average share (B)	6.12	5.97	6.14	6.20	6.14
Stockholders’ Equity per share at period end (B)	6.02	5.95	5.86	6.14	6.02

INCOME STATEMENT (EUR million)
Interest income / (charges)	35,283	34,341	34,296	31,089	32,812
Total income	49,229	48,424	48,355	44,232	45,895
Net operating income (F)	25,949	25,646	25,362	23,131	24,175
Operating profit/(loss) before tax	12,543	14,201	12,091	10,768	9,547
Profit from continuing operations	8,116	9,315	8,207	7,486	7,334
Profit attributable to the Parent	6,515	7,810	6,619	6,204	5,966

PERFORMANCE (%)
ROE (G)	6.62	8.21	7.14	6.99	6.61
RoTE (H)	9.31	11.70	10.41	10.38	9.99

793	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

ROA	0.54	0.64	0.58	0.56	0.55

SOLVENCY RATIOS (%)
Fully loaded CET1 (I)	11.65	11.30	10.84	10.55	10.05
Phased-in CET1 (I)	11.65	11.47	12.26	12.53	12.55

CREDIT QUALITY DATA
Loans and advances to customers
Allowances for total balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.31%	2.57%	2.74%	2.99%	3.24%
Non-performing balances as a percentage of total gross loans (J)	3.38%	3.78%	4.16%	4.00%	4.42%
Allowances for total balances as a percentage of non-performing balances (J)	68%	68%	66%	75%	73%
Net loan charge-offs as a percentage of total gross loans	1.14%	1.23%	1.36%	1.37%	1.34%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (K)
Allowances for total balances as a percentage of total loans and contingent liabilities	2.26%	2.51%	2.66%	2.90%	3.19%
Non-performing balances as a percentage of total loans and contingent liabilities (L) (J)	3.32%	3.73%	4.08%	3.93%	4.36%
Allowances for total balances as a percentage of non-performing balances (L) (J)	68%	67%	65%	74%	73%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.08%	1.16%	1.29%	1.31%	1.29%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,986,093	4,131,489	4,029,630	3,928,950	3,573,277
Shares (millions)	16,618	16,237	16,136	14,582	14,434
Share price (euros) (M)	3.730	3.973	5.479	4.877	4.483
Market capitalization (EUR million)	61,986	64,508	88,410	72,314	65,792
Payout ratio (N)	52.54%	42.15%	45.29%	39.79%	38.02%

PER SHARE INFORMATION
Average number of shares (EUR thousands) (O)	16,348,416	16,150,091	15,394,459	14,656,360	14,349,579
Basic earnings per share (euros) (M)	0.362	0.449	0.404	0.401	0.397
Basic earnings per share continuing operation (euros) (M)	0.362	0.449	0.404	0.401	0.397
Diluted earnings per share (euros) (M)	0.361	0.448	0.403	0.399	0.396
Diluted earnings per share continuing operation (euros) (M)	0.361	0.448	0.403	0.399	0.396
Remuneration (euros) (P)	0.23	0.23	0.22	0.21	0.20
Remuneration (US$) (P)	0.26	0.26	0.26	0.22	0.22

OPERATING DATA
Number of employees	196,419	202,713	202,251	188,492	193,863
Number of branches	11,952	13,217	13,697	12,235	13,030
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
(H) The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position.

794

	(million euros, except percentages)
	2019	2018	2017	2016	2015
Profit attributable to the parent	6,515	7,810	6,619	6,204	5,966

Average equity	98,457	95,071	92,637	88,741	90,220
Effect of goodwill and other intangible assets	(28,484)	(28,331)	(29,043)	(28,972)	(30,486)
Average tangible equity	69,973	66,740	63,594	59,769	59,734

Return on equity (ROE)	6.62%	8.21%	7.14%	6.99%	6.61%
Return on tangible equity (ROTE)	9.31%	11.70%	10.41%	10.38%	9.99%
(I) 2019 and 2018 data applying the IFRS9 transitional arrangements.
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
(M) 2016 and 2015 data adjusted to the capital increase of July 2017.
(N) The pay-out ratio is calculated as cash dividends paid on account of the net attributable income of the period divided by profit attributable to the Parent. Therefore it does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends). Such amounts equivalent to dividends are EUR 399 million (estimated), EUR 432 million and EUR 543 million, for 2019, 2018 and 2017, respectively. The pay-out ratio for 2019 is an estimate that includes the part of the second dividend expected to be paid in cash in May 2020. See note 4 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F. The 40%-50% underlying pay-out mid-term goal indicated by the Group at the beginning of 2019 is calculated as total dividends charged to the net attributable income of the period divided by underlying attributable profit.
(O) Average number of shares has been calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(P) On 8 January 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends amounted EUR 0.05 per share. The Bank paid the dividends on account of the earnings for the 2015 financial year in August 2015, November 2015, February 2016 and May 2016 for a gross amount per share of EUR 0.05.
The Bank paid the four dividends on account of the earnings for the 2016 financial year in August 2016 (cash dividend of EUR 0.055 per share), November 2016 (scrip dividend of EUR 0.045 per share), February 2017 (cash dividend of 0.055 per share) and May 2017 (cash dividend of 0.055 per share).
The Bank paid the four dividends on account of the earnings for the 2017 financial year in August 2017 (cash dividend of EUR 0.06 per share), November 2017 (scrip dividend of EUR 0.04 per share), February 2018 (cash dividend of 0.06 per share) and May 2018 (cash dividend EUR 0.06 per share).
The Bank paid the four dividends on account of the earnings for the 2018 financial year in August 2018 (cash dividend of EUR 0.065 per share), November 2018 (scrip dividend of EUR 0.035 per share), February 2019 (cash dividend of 0.065 per share) and May 2019 (cash dividend EUR 0.065 per share).
In September 2019 the board of directors of the Bank approved its first dividend against 2019 earnings of EUR 0.10 per share, which was entirely paid in cash on 1 November 2019. The board of directors of the Bank has resolved to submit to the next AGM that the second dividend on account of the earnings for the 2019 financial year amounts to EUR 0.13 per share by means of a final dividend in cash of EUR 0.10 per share and a scrip dividend (under the Santander Dividendo Elección program) of EUR 0.03 per share.
The remuneration per share disclosed for each financial year includes all dividends paid or to be paid on account of that financial year.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	2019	2018	2017	2016	2015
Allowances refers to:
Allowances for total balances (A) (excluding country risk)	22,965	24,061	24,529	24,835	27,121
Allowances for contingent liabilities and commitments (excluding country risk)	736	773	614	457	616
Allowances for total balances (excluding contingent liabilities and commitments and excluding country risk):	22,229	23,288	23,915	24,378	26,505
Allowances referred to country risk and other	501	666	767	528	322
Allowances for total balances (excluding contingent liabilities and commitments)	22,730	23,954	24,682	24,906	26,827
Of which:
Allowances for customers	22,242	23,307	23,934	24,393	26,517
Allowances for credit institutions and other financial assets	14	12	18	15	19
Allowances for Debt instruments	474	635	730	498	291

Allowances for Financial assets at amortised cost	22,713	23,947	24,682	24,906	26,827
Allowances for Financial assets at fair value through other comprehensive income	17	7	—	—	—

(A) Non-performing loans and contingent liabilities and other assets to collect.

795	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

4. Risk factors
1. Macro-economic and political risks
1.1 Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.
Our loan portfolio is concentrated in Europe (in particular, Spain and the UK), North America (in particular the United States) and South America (in particular Brazil). At 31 December 2019, Europe accounted for 72% of our total loan portfolio (Spain accounted for 20% of our total loan portfolio and the UK, where the loan portfolio consists primarily of residential mortgages, 29%), North America accounted for 14% (of which the United States represents 10% of our total loan portfolio) and South America accounted for 13% (of which Brazil represents 8% of our total loan portfolio). Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Europe (in particular, Spain and the UK), North America and South America. In addition, we are exposed to sovereign debt in these regions (for more information on our exposure to sovereign debt, see note 51.d and note 54.b) 4.3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). A return to recessionary conditions in the economies of Europe (in particular, Spain and the UK), the United States or some of the South American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations. See “Consolidated Directors’ Report-Economic and Financial Review” in Part 1 of this annual report on Form 20-F.
Our revenues are also subject to risk of deterioration from unfavourable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, tax and monetary policies.
The economies of some of the countries where we operate have been affected by a series of political events, including the UK’s vote to leave the EU in June 2016 and the UK’s subsequent negotiations with the EU, which are causing significant volatility (for more information, see risk factor 1.2 entitled ‘The UK’s withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects’). Worsening political tensions in the EU could have a negative impact on the economies of the EU and consequently could have a material adverse effect on our business, results of operations, financial condition and prospects. There can be no assurance that the European and global economic environments will not continue to be affected by political developments.
The economies of some of the countries where we operate, particularly in South America, have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. In particular, the recent political and social instability in Chile and the financial volatility in Argentina could have a negative impact on the economies of these countries and may have a material adverse effect on us. As of 31 December 2019, South America contributed 17% of the Group assets and 38% of the total operating areas’ underlying profit attributable to the parent.
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
Our earnings are affected by global and local economic and market conditions. The rise in protectionism could contribute to weaker global trade, potentially affecting our traditional lines of business. Moreover, unexpected developments in global trade, such as trade negotiation tensions between the United States and China in 2018 and 2019, could also adversely affect our operations and results. In addition, there is the potential for changes in immigration policies in multiple jurisdictions around the world, including the United States. Growing protectionism, trade tensions and restrictions on immigration could have a negative impact on the economies of the countries where we operate, which would also impact our operating results, financial condition and prospects.
1.2 The UK’s withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects.
On 31 January 2020 the UK ceased to be a member of the EU on withdrawal terms which establish a transition period until 31 December 2020. During the transition period (i) the UK will be treated as if it were still a member of the European Union for trading purposes, (ii) European Union legislation will continue to apply in the UK and (iii) negotiations on a trade agreement will be conducted, as well as negotiations on the extent of legislative and regulatory convergence and regulatory cooperation. The European Union will also carry out regulatory equivalence assessments for financial services. Such assessments, even if positive, do not guarantee that equivalence will be granted to the UK as a third country pursuant to equivalence regimes in existing EU financial services legislation.

796

Although the withdrawal agreement foresees the possibility to extend the transition period for one or two more years after the 31 January 2020, this is not automatic and the UK has enshrined the 31 December 2020 date in domestic legislation passing the withdrawal agreement as the end of the transition period, signalling a current desire not to extend it.
Uncertainty remains around the terms of the UK's relationship with the EU at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the UK’s and Europe's economic growth may be negatively impacted. At the end of the transition period, even if a trade agreement is entered into and/or if equivalence is granted to certain areas of the UK’s financial services, contingency measures may still be necessary in certain economic or financial matters to avoid uncertainty and adverse economic effects and there may be some changes in the products and services that Santander UK can continue to offer into the European Economic Area (EEA) and to EEA residents or EEA incorporated entities. Where possible, Santander UK would look to service such EEA customers from Banco Santander SA instead.
While the longer term effects of the UK’s anticipated withdrawal from the EU are difficult to predict, there is ongoing political and economic uncertainty, which is likely to continue in the medium term depending on its result.  We have identified a number of risks to Santander as a consequence of this uncertainty and the result of the withdrawal process, including the following:

•
Increased market volatility could have a negative impact on our cost of or access to funding, especially in an environment in which credit ratings are impacted, it could affect interest and currency exchange rates and the value of assets in our banking book or of securities held by us for liquidity purposes.

•
Our UK subsidiaries are subject to substantial EU-derived regulation and oversight. Although legislation has now been passed transferring the EU acquis into UK law, there remains significant uncertainty as to the legal and regulatory environment in which our UK subsidiaries will operate when the transition period ends.

•
Uncertainty on cross-border operations: Santander UK and other financial institutions will not be able to rely on the European passporting framework for financial services, and may not be able to utilise EU financial markets infrastructure, and it is unclear what alternative regime may be in place following the transition period, which would limit the ability of Santander UK to carry on cross-border business in the EU.

•	An adverse effect on the UK economy impacting on our UK subsidiaries’ customers and clients.
Were one or more of these risks to arise it could have a material adverse effect on our operations, financial condition and prospects.
We have considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired during 2019. See note 17 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
As of 31 December 2019, UK contributed 22% of the Group assets and 10% of the total operating areas’ underlying profit attributable to the parent.
1.3 We are vulnerable to the risks of a slowdown in one or more of the economies in which we operate, as well as disruptions and volatility in the global financial markets.
Global economic conditions deteriorated significantly between 2007 and 2009, and some of the countries in which we operate fell into recession. Although most countries have recovered, this recovery may not be sustainable. Some major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there were runs on deposits at several financial institutions, numerous institutions sought additional capital or were assisted by governments, and many lenders and institutional investors reduced or ceased providing funding to borrowers (including to other financial institutions). In the EU the principal concern today is the risk of a slowdown in the economic activity, because the tax and financial integration, although not completed, has limited an individual country’s ability to address potential economic crises with its own fiscal and monetary policies.
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

•
The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	A worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

797	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Despite the improvement of the global economy in the last few years, uncertainty remains concerning the future economic environment. Such economic uncertainty could have a negative impact on our business and results of operations. A slowing or failing of the economic expansion would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.
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
If all or some of the foregoing risks were to materialise, this could have a material adverse effect on our financing availability and terms and, more generally, on our results, financial condition and prospects.
1.4 We may suffer adverse effects as a result of economic and sovereign debt tensions in the eurozone.
Conditions in the capital markets and the economy generally in the eurozone showed signs of fragility and volatility, with political tensions in Europe being particularly heightened in the past three years. In addition, interest rate spreads among eurozone countries affected government funding and borrowing rates in those economies. A reappearance of political tensions in the eurozone or the uncertainty on the terms of the UK's relationship with the EU at the end of the transition period, could have a material adverse effect on our operating results, financial condition and prospects.
Following these events, the risk of further instability in the eurozone cannot be excluded.
In the past, the European Central Bank (ECB) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond and improving economic and financial stability. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone (and other) nations, which may be under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be adversely affected, with wider possible adverse consequences for global financial market conditions. Our net exposure to sovereign debt at 31 December 2019 amounted to EUR 136,377 million (9% of our total assets at that date) of which the main exposures in the eurozone relate to Spain and Portugal with net exposure of EUR 35,366 million (of which EUR 19,961 million were financial assets at fair value through other comprehensive income) and EUR 8,689 million, respectively. See notes 51.d) and 54.b) 4.3 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F for more information. The risk of returning to a fragile and volatile environment and to political tensions exists if current ECB policies in place are quickly reversed, the reforms aimed at improving productivity and competition do not progress, the closing of the banking union and other measures of integration is not deepened or anti-European groups succeed.
We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. Concerns relating to sovereign defaults still exist in light of the political and economic factors mentioned above. A deterioration of the economic and financial environment could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial position and prospects.
1.5 Our operations and results may be negatively impacted by the coronavirus outbreak.
Global or national health concerns, including the outbreak of pandemic or contagious disease, such as the recent coronavirus, may adversely affect us.

Since December 2019, a novel strain of coronavirus has spread in China and other countries. Such events could cause disruption of regional or global economic activity, which could affect our operations and financial results. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

798

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
Pursuant to the aforesaid FROB Resolution, (i) all of the ordinary shares of Banco Popular outstanding prior to the date of that decision were immediately cancelled to create a non-distributable voluntary reserve, (ii) a capital increase was effected with no preemptive subscription rights, to convert all of Banco Popular’s Additional Tier 1 capital instruments into shares of Banco Popular, (iii) the share capital was reduced to zero euros through the cancellation of the shares derived from the conversion described in point (ii) above to create a non-distributable voluntary reserve, (iv) a capital increase with no preemptive subscription rights was effected to convert all of Banco Popular’s Tier 2 regulatory capital instruments into Banco Popular shares, and (v) all Banco Popular shares deriving from the conversion described in point (iv) above were acquired by Banco Santander for a total consideration of one euro (EUR1).
Since Banco Popular’s declaration of resolution, the cancellation and conversion of its capital instruments, and the subsequent transfer to Banco Santander of the shares resulting from that conversion through the resolution tool of selling the entity’s business, all under the rules of the single resolution framework indicated above, have no precedent in Spain or in any other EU member state, appeals against the FROB’s decision cannot be ruled out, nor can claims against Banco Popular, Banco Santander or other entities of the Group derived from or related to the Acquisition. Various investors, advisors or financial institutions have announced their intention to explore, and, in some cases, have already filed various claims relating to the Acquisition. As to those possible appeals or claims, it is not possible to anticipate the specific demands that might be made, or their financial impact (particularly as any such claims may not quantify their demands, may make new legal interpretations or may involve a large number of parties). The success of those appeals or claims could affect the Acquisition, including the payment of indemnification or compensation or settlements, and in any of those events have a material adverse effect on the results and financial condition of the Group. The estimated cost of potential compensations to Banco Popular shareholders recorded in the 2017 financial statements amounted to EUR 680 million, of which EUR 535 million were applied to the fidelity action.
It is also possible that, as a result of the Acquisition, Banco Popular, its directors, officers or employees and the entities controlled by Banco Popular may be the subject of claims, including, but not limited to, claims derived from investors’ acquisition of Banco Popular shares or capital instruments prior to the FROB Resolution (including specifically, but also not limited to, shares acquired in the context of the capital increase with preemptive subscription rights effected in 2016), which could have a material adverse effect on the results and financial condition of the Group. In this regard, on 3 April 2017, Banco Popular submitted a material fact (hecho relevante) to the Comisión Nacional del Mercado de Valores (the CNMV or Spanish Securities Market Commission) reporting some corrections that its internal audit unit had identified in relation to several figures in its financial statements for the year ended 31 December 2016. The board of directors of Banco Popular, being responsible for said financial statements, considered that, following a report of the audit committee, the circumstances did not represent, on an individual basis or taken as a whole, a significant impact that would justify the restatement of Banco Popular’s financial statements for the year ended 31 December 2016. Notwithstanding the foregoing, Banco Popular is exposed to possible claims derived from the isolated items identified in the aforesaid material fact or others of an analogous nature, which, if they were to materialize and be upheld, could have a material adverse effect on our results and financial condition.
2.1.2 The integration of Banco Popular into the Group is complex and might fail to provide the expected results and synergies.
On 28 September 2018 the merger by absorption of Banco Popular by Banco Santander was effective (see note 3. b) viii to our consolidated financial statements included in Part 2 of this annual report on Form 20-F for more information). The integration of Banco Popular and its group of companies into the Group is complex and the costs, profits and synergies derived from that integration may not be in line with expectations. The difficulties, obstacles, changes and redundancies deriving from the ongoing integration process may result in higher costs or lower revenues or synergies than expected or in adjustments in the business or in the resources of the entities. All these circumstances could have a material adverse effect on our results and financial condition.
2.1.3 A number of individual and class actions have been brought against Banco Popular in relation to floor clauses (cláusulas suelo). If the cost of these actions is higher than the provisions made, this could have material adverse impact on our results and financial situation.
Floor clauses (cláusulas suelo) are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark rate. Banco Popular had included floor clauses in certain asset operations with customers.
See details of the legal proceedings related to floor clauses in note 25 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

799	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

The estimates for these provisions and the estimate for maximum risk associated with the aforementioned floors clauses as described in note 25 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F were made by Banco Popular based on hypotheses, assumptions and premises it considered to be reasonable.
On the basis of these estimates, Banco Popular made extraordinary provisions to cover the effect of the potential repayment of the excess interest charged by applying the floor clauses. We estimated that the maximum risk associated with the floor clauses applied in its contracts with consumers, using a scenario that it considers to be more severe and not probable, would amount to approximately EUR 900 million, as initially measured and without considering the returns performed.
However, these estimates may not be complete, may not have factored in all customers or former customers that could potentially file claims, the most recent facts or legal trends adopted by the Spanish and European courts, or any other circumstances that could be relevant for establishing the impact of floor clauses for Banco Popular and its group or the successful outcome of the claims filed in relation to these floor clauses. Consequently, the provisions made by Banco Popular or the estimate for maximum risk could prove to be inadequate, and may have to be increased to cover the impact of the different actions being processed in relation to floor clauses or to cover additional liabilities, which could lead to higher costs for the entity. This could have a material adverse effect on our results and financial condition.
2.2 Legal, Regulatory and Compliance Risks to our business model
2.2.1 We are exposed to risk of loss from legal and regulatory proceedings.
We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgements, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.
We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending securities and derivatives activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be.
The amount of our reserves in respect of these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2019, we had provisions for taxes, other legal contingencies and other provisions for EUR 5,508 million. See more information in note 25.d) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
2.2.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition.
As a financial institution, we are subject to extensive regulation, which materially affects our businesses. In Spain and the other jurisdictions where we operate, there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behaviour and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest and in their product and services, and the prices and other terms they apply to them, is likely to continue. Therefore, the statutes, regulations and policies to which we are subject may be therefore changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation and implementing regulation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the EU, the UK, Latin America and other jurisdictions, and further regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. In particular, legislative or regulatory actions resulting in enhanced prudential standards, in particular with respect to capital and liquidity, could impose a significant regulatory burden on us or on our subsidiaries and could limit the bank subsidiaries’ ability to distribute capital and liquidity to us, thereby negatively impacting us. Future liquidity standards could require us to maintain a greater proportion of its assets in highly-liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. Moreover, our regulatory and supervisory authorities, periodically review our allowance for loan losses. Such regulators may recommend us to increase our allowance for loan losses or to recognize further losses. Any such additional provisions for loan losses, as recommended by these regulatory agencies, whose views may differ from those of our management, could have an adverse effect on our earnings and financial condition.

800

Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.
The wide range of regulations, actions and proposals which most significantly affect us, or which could most significantly affect us in the future, relate to capital requirements, funding and liquidity and development of a fiscal and banking union in the EU, which are discussed in further detail below. Moreover, there is uncertainty regarding the future of financial reforms in the United States and the impact that potential financial reform changes to the U.S. banking system may have on ongoing international regulatory proposals. In general, regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase the Group's operating costs and negatively impact the Group's business model. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the means available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as us that are deemed to be a global systemically important institution ("G-SII").The main regulations and regulatory and governmental oversight that can adversely impact us include but are not limited to the following. See more details in “Item 10. Supervision and Regulation".
Capital requirements, liquidity, funding and structural reform
Increasingly onerous capital requirements constitute one of our main regulatory challenges. Increasing capital requirements may adversely affect our profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, we are subject to the Capital Requirements Regulation (Regulation (EU) No 575/2013) ("CRR") and the Capital Requirements Directive (Directive 2013/36/EU) ("CRD IV"), through which the EU began implementing the Basel III capital reforms from 1 January 2014. While the CRD IV required national transposition, the CRR was directly applicable in all the EU member states. This regulation is complemented by several binding technical standards and guidelines issued by the European Banking Authority ("EBA"), directly applicable in all EU member states, without the need for national implementation measures either. The implementation of the CRD IV into Spanish law has taken place through Royal Decree Law 14/2013 and Law 10/2014, Royal Decree 84/2015, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. Credit institutions, such as the Bank, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 ("CET1") capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, the CRD IV also introduced five new capital buffer requirements that must be met with CET1 capital: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total risk weighted assets; (2) the institution-specific counter-cyclical capital buffer (consisting of the weighted average of the counter-cyclical capital buffer rates that apply in the jurisdictions where the relevant credit exposures are located), which may require as much as additional CET1 capital of 2.5% of total risk weighted assets or higher pursuant to the requirements set by the competent authority; (3) the G-SIIs buffer requiring additional CET1 of between 1% and 3.5% of risk weighted assets; (4) the other systemically important institutions buffer, which may be as much as 2% of risk weighted assets; and (5) the CET1 systemic risk buffer to prevent systemic or macro prudential risks of at least 1% of risk weighted assets (to be set by the competent authority). Entities are required to comply with the "combined buffer requirement" (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the G-SIIs buffer and the other systemically important institutions buffer, in each case as applicable to the institution).
As of the date of this report, we are required to maintain a conservation buffer of additional CET1 capital of 2.5% of risk weighted assets, a G-SII buffer of additional CET1 capital of 1% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.2% of risk weighted assets.
Article 104 of the CRD IV, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of 15 October 2013 conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the "SSM Regulation"), also contemplate that in addition to the minimum "Pillar 1" capital requirements and any applicable capital buffer, supervisory authorities may impose further "Pillar 2" capital requirements to cover other risks, including those risks incurred by the individual institutions due to their activities not considered to be fully captured by the minimum capital requirements under the CRD IV and CRR. This may result in the imposition of additional capital requirements on us and/or the Group pursuant to this "Pillar 2" framework. Any failure by us and/or the Group to maintain its "Pillar 1" minimum regulatory capital ratios and any "Pillar 2" additional capital requirements could result in administrative actions or sanctions (including restrictions on discretionary payments), which, in turn, may have a material adverse impact on our results of operations. The European Central Bank clarified in its "Frequently asked questions on the 2016 EU-wide stress test" (July 2016) that the institutions specific Pillar 2 capital will consist of two parts: Pillar 2 requirement and Pillar 2 guidance. Pillar 2 requirements are binding and breaches can have direct legal consequences for banks, while Pillar 2 guidance is not directly binding and a failure to meet Pillar 2 guidance does not automatically trigger legal action, even though the ECB expects banks to meet Pillar 2 guidance. Following this clarification, and the ones contained in the “EBA Pillar 2 Roadmap” (April 2017), and the EU Banking Reforms, the Pillar 2 guidance is not relevant for the purposes of triggering the automatic restriction of the distribution and calculation of the “Maximum Distributable Amount” but, in addition to certain other measures, competent authorities will be entitled to impose further Pillar 2 capital requirements where an institution repeatedly fails to follow the Pillar 2 capital guidance previously imposed.
The ECB is required to carry out, at least on an annual basis, assessments under the CRD IV of the additional "Pillar 2" capital requirements that may be imposed for each of the European banking institutions subject to the Single Supervisory Mechanism (the "SSM") and accordingly requirements may change from year to year. Any additional

801	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

capital requirement that may be imposed on us and/or the Group by the ECB pursuant to these assessments may require us and/or the Group to hold capital levels similar to, or higher than, those required under the full application of the CRD IV. There can be no assurance that the Group will be able to continue to maintain such capital ratios.
In addition to the above, the EBA published on 19 December 2014 its final guidelines for common procedures and methodologies in respect of its supervisory review and evaluation process ("SREP"). Included in this were the EBA's proposed guidelines for a common approach to determining the amount and composition of additional Pillar 2 capital requirements implemented on 1 January 2016. Under these guidelines (and until CRDV (as defined below) is implemented in Spain), national supervisors must set a composition requirement for the Pillar 2 additional capital requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macro-prudential requirements; and, accordingly, the above “combined buffer requirement” is in addition to the minimum Pillar 1 capital requirement and to the additional Pillar 2 capital requirement. Therefore capital buffers would be the first layer of capital to be eroded pursuant to the applicable stacking order, as set out in the “Opinion of the EBA on the interaction of Pillar 1, Pillar 2 and combined buffer requirements and restrictions on distributions” published on 16 December 2015. In this regard, under Article 141 of the CRD IV, Member States of the EU must require that an institution that fails to meet the “combined buffer requirement” or the Pillar 2 capital requirements described above, will be prohibited from paying any “discretionary payments” (which are defined broadly by the CRD IV as payments relating to CET1, variable remuneration and payments on Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the regulator and, once completed, such institution will be subject to restricted “discretionary payments”. The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a Maximum Distributable Amount in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular, Article 48 of Law 10/2014 and Articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions. Furthermore, pursuant to the EU Banking Reforms (as defined below), the calculation of the Maximum Distributable Amount, as well as consequences of, and pending, such calculation could also take place as a result of the breach of MREL (as defined below) and a breach of the minimum leverage ratio buffer requirement.
In connection with this, we announced on 11 December 2019 that we had received from the ECB its decision regarding prudential minimum capital requirements as of 1 January 2020, following the results of SREP. The ECB decision requires us to maintain a CET1 capital ratio of at least 9.7% on a consolidated basis. This 9.7% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement (1.5%); the capital conservation buffer (2.5%); the requirement deriving from its consideration of us as a G-SII (1.0%) and the counter-cyclical buffer (0.2%). The ECB decision also requires that we maintain a CET1 capital ratio of at least 8.6% on an individual basis. Taking into account our consolidated and individual current capital levels, these capital requirements do not imply any limitations on distributions in the form of dividends, variable remuneration and payments to holders of our AT1 instruments. As of 31 December 2019, our total capital ratio was 15.05% on a consolidated basis and our CET1 ratio was 11.65% on a consolidated basis (data calculated using the IFRS 9 transitional arrangements. Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at year end would have been -24 bps.).
In addition to the above, the CRR also includes a requirement for institutions to calculate a leverage ratio ("LR"), report it to their supervisors and to disclose it publicly from 1 January 2015 onwards. More precisely, Article 429 of the CRR requires institutions to calculate their LR in accordance with the methodology laid down in that article. In January 2014, the Basel Committee finalised a definition of how the LR should be prepared and set an indicative benchmark (namely 3% of Tier 1 capital). Such 3% Tier 1 LR has been tested during a monitoring period until the end of 2017 although the Basel Committee had already proposed the final calibration at 3% Tier 1 LR. Accordingly, the CRR (as amended by the EU Banking Reforms) contains a binding 3% Tier 1 LR requirement, and which institutions must meet in addition and separately to their risk-based requirements from June 2021 onwards. Moreover, the EU Banking Reforms include a LR buffer for G-SIIs to be met with Tier 1 capital and set at 50% of the applicable risk weighted G-SIIs buffer. Any breach of this LR would also result in a requirement to determine the Maximum Distributable Amount and restrict discretionary payments to such Maximum Distributable Amount, as well as the consequences of such calculation as specified above.
On 9 November 2015, the Financial Stability Board (the "FSB") published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of G-SIIs such as us. The final standard consists of an elaboration of the principles on loss absorbing and recapitalisation capacity of G-SIIs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity ("TLAC") for G-SIIs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIIs, and in the case of G-SIIs with more than one resolution group, each resolution group within the G-SII. The FSB did a review of the technical implementation of the TLAC principles and term sheet on June 2019. The TLAC principles and term sheet established a minimum TLAC requirement to be determined individually for each G-SII at the greater of (a) 16% of risk weighted assets as of 1 January 2019 and 18% as of 1 January 2022, and (b) 6% of the Basel III Tier 1 LR exposure measure as of

802

1 January 2019, and 6.75% as of 1 January 2022. Under the FSB TLAC standard, capital buffers stack on top of TLAC.
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
On 23 November 2016, the European Commission published, among others, a proposal for a European Regulation amending CRR, two European Directives amending the CRD IV and the BRRD and a proposal for a European Regulation amending Regulation (EU) No. 806/2014 of the European Parliament and of the Council of 15 July 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a SRM and a SRF and amending Regulation (EU) No 1093/2010 (the “SRM Regulation”). On 27 June 2019, Directive (EU) 2019/878 of the European Parliament and of the Council of 20 May 2019 amending CRD IV as regards exempted entities, financial holding companies, mixed financial holding companies, remuneration, supervisory measures and powers and capital conservation measures (“CRD V”); Directive (EU) 2019/879 of the European Parliament and of the Council of 20 May 2019 amending BRRD as regards the loss-absorbing and recapitalisation capacity of credit institutions and investment firms and Directive 98/26/EC (“BRRD II”); Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019 amending CRR as regards the LR, the net stable funding ratio, requirements for own funds and eligible liabilities, counterparty credit risk, market risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures, reporting and disclosure requirements, and Regulation (EU) 648/2012 (“CRR II”); and Regulation (EU) 2019/877 of the European Parliament and of the Council of 20 May 2019 amending the SRM Regulation as regards the loss-absorbing and recapitalisation capacity of credit institutions and investment firms (“SRMR II”, and, together with CRD V, BRRD II and CRR II, the “EU Banking Reforms”) entered into force. However, most of the provisions of CRR II are not applicable until 28 June 2021 and SRMR II is not applicable until 28 December 2020. The deadline for transposing into local laws both CRD V and BRRD II is 18 months since their entry into force. Until CRD V and BRRD II are transposed into Spanish law, it is uncertain how they will affect us or the investors. In addition, there is also uncertainty as to how CRD V, BRRD II, CRR II and SRMR II will be implemented by the relevant authorities.
The EU Banking Reforms cover multiple areas, including the Pillar 2 framework, the LR, mandatory restrictions on distributions, permission for reducing own funds and eligible liabilities, macroprudential tools, a new category of “non-preferred” senior debt that should only be bailed-in after junior ranking instruments but before other senior liabilities, changes to the definitions of Tier 2 and Additional Tier 1 instruments, the MREL framework and the integration of the TLAC standard into EU legislation as mentioned above.
Additionally, with regard to the European Commission’s proposal to create a new asset class of “non-preferred” senior debt, on 27 December 2017, Directive 2017/2399 amending Directive 2014/59/EU as regards the ranking of unsecured debt instruments in insolvency hierarchy was published in the Official Journal of the EU, which sets forth a harmonised national insolvency ranking of unsecured debt instruments to facilitate the issuance by credit institutions of senior “non-preferred” instruments. Before that, Royal Decree-Law 11/2017, of 23 June, approving urgent measures on financial matters (“RDL 11/2017”) created in Spain the new asset class of senior-non preferred debt.
One of the main objectives of the EU Banking Reforms is to implement the TLAC standard and to integrate the TLAC requirement into the general MREL rules (the “TLAC/MREL Requirements”) thereby avoiding duplication from the application of two parallel requirements. As mentioned above, although TLAC and MREL pursue the same regulatory objective, there are, nevertheless, some differences between them in the way they are constructed. The EU Banking Reforms integrate the TLAC standard into the existing MREL rules and to ensure that both requirements are met with largely similar instruments, with the exception of the subordination requirement, which will be partially institution-specific and determined by the resolution authority. Under the EU Banking Reforms, institutions such as the Bank would continue to be subject to an institution-specific MREL requirement, which may be higher than the Pillar 1 TLAC/MREL Requirements for G-SIIs contained in the EU Banking Reforms.
The EU Banking Reforms have introduced limited adjustments to the existing MREL rules ensuring technical consistency with the structure of any requirements for G-SIIs. Implementation of the TLAC/MREL Requirements will be phased-in from 1 January 2019 (a 16% minimum TLAC

803	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

requirement) to 1 January 2022 (an 18% minimum TLAC requirement).
According to the EU Banking Reforms, any failure by an institution to meet the "combined buffer requirement" in excess of the applicable minimum TLAC/MREL Requirements is intended to be treated in a similar manner as a failure to meet the "combined buffer requirement" on top of its minimum regulatory capital requirements (i.e. the obligation to calculate the Maximum Distributable Amount and the imposition of restrictions or prohibitions on discretionary payments by the Bank, but subject to a potential nine months grace period), where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.
We announced on 28 November 2019 that we had received formal notification from the Bank of Spain of its binding minimum MREL requirement, both total and subordinated, for the resolution group of Banco Santander at a sub-consolidated level, as determined by the SRB. The total MREL requirement has been set at 16.81% of the resolution group’s total liabilities and own funds, which as a reference of the resolution group’s risk weighted assets at 31 December 2017 would be 28.60% and is equivalent to an amount at 31 December 2017 of EUR 108,631.8 million. The subordination requirement has been set at 11.48% of the resolution group’s total liabilities and own funds, which as a reference of this resolution group’s risk weighted assets at 31 December 2017 would be 19.53% and is equivalent to an amount at 31 December 2017 of EUR 74,187.57 million. These requirements apply since 1 January 2020. According to our estimates, the resolution group complies with this total MREL requirement and the subordination requirement. Future requirements are subject to ongoing review by the resolution authority.
Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions who are members of the Basel Committee.
On 7 December 2017, the Basel Committee’s oversight body, the Group of Central Bank Governors and Heads of Supervision (“GHOS”) published the finalisation of the Basel III post-crisis regulatory reform agenda. This review of the regulatory framework covers credit, operational and credit valuation adjustment (“CVA”) risks, introduces a floor to the consumption of capital by internal ratings-based methods (“IRB”) and the revision of the calculation of the LR. The main features of the reform are: (i) a revised standard method for credit risk, which will improve the soundness and sensitivity to risk of the current method; (ii) modifications to the IRB methods for credit risk, including input floors to ensure a minimum level of conservatism in model parameters and limitations to its use for portfolios with low levels of non-compliance; (iii) regarding the CVA risk, and in connection with the above, the removal of any internally modelled method and the inclusion of a standardised and basic method; (iv) regarding the operations risk, the revision of the standard method, which will replace the current standard methods and the advanced measurement approaches (AMA); (v) the introduction of a LR buffer for G-SIIs; and (vi) regarding capital consumption, it establishes a minimum limit on the aggregate results (output floor), which prevents the risk-weighted assets of the banks generated by internal models from being lower than the 72.5% of the risk-weighted assets that are calculated with the standard methods of the Basel III framework. In August 2019 the EBA advised the European Commission on the introduction of the output floor and concluded that the revised framework should be implemented by using the floored risk weighted assets as a basis for all the capital layers, including the systemic risk buffer and the Pillar 2 capital requirement.
The GHOS have extended the implementation of the revised minimum capital requirements for market risk until January 2022, to coincide with the implementation of the reviews of credit, operational and CVA risks.
In addition to the above, the Group should also comply with the liquidity coverage ratio (“LCR”) requirements provided in CRR. According to article 460.2 of CRR, the LCR has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2019, the Group’s LCR was 147%, above the 100% minimum requirement.
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
The SSM (comprised by both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the largest European banks (including us), on 4 November 2014.
The SSM represented a significant change in the approach to bank supervision at a European and global level, and resulted in the direct supervision by the ECB of the largest financial institutions, including us, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to continue working on the establishment of a new supervisory culture importing best practices from the 19 national competent authorities that are part of the SSM and promoting a level playing field across participating Member States. Several steps have already been taken in this regard such as the publication of the Supervisory Guidelines; the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014, establishing the framework for cooperation within the SSM between the ECB and national competent authorities and with national designated authorities (the "SSM Framework Regulation"); the approval of a Regulation (Regulation (EU) 2016/445 of the European

804

Central Bank of 14 March 2016 on the exercise of options and discretions available in Union law) and a set of guidelines on the application of CRR's national options and discretions, etc. In addition, the SSM represents an extra cost for the financial institutions that funds it through payment of supervisory fees.
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund ("SRF"). Under the intergovernmental agreement ("IGA") signed by 26 EU member states on 21 May 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board ("SRB"), which is the central decision-making body of the SRM, started operating on 1 January 2015 and fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The SRF is intended to reach a total amount of EUR 55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with the BRRD).
In order to complete such banking union, a single deposit guarantee scheme is still needed, which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.
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
Although a number of basic existing principles have remained the same, the GDPR has introduced extensive new obligations on data controllers and rights for data subjects, as well as new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or EUR 20 million and fines of up to the higher of 2% of annual worldwide turnover or EUR 10 million (whichever is highest) for other specified infringements.
The implementation of the GDPR has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR obligations, we could face significant administrative and monetary sanctions as well as reputational damage which could have a material adverse effect on our operations, financial condition and prospects.
Financial Transactions Tax
On 14 February 2013, the European Commission published a proposal for a Directive for a common Financial Transactions Tax (the "FTT") in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the "participating Member States"). However, the FTT proposal remains subject to negotiation between participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and participating Member States may decide not to participate, as Estonia did.
In particular, the Spanish government submitted in February 2020 to the Parliament a draft law to introduce the FTT in Spain. In principle, the FTT does not affect transactions involving bonds or debt or similar instruments, such as preferred securities. Nevertheless, it would tax the acquisition of shares (including transfer or conversion) of Spanish companies with a market capitalization of more than EUR 1 billion, at a tax rate of 0.2%. This draft law has to be passed and approved by the Spanish Parliament during the following months.
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
The Santander UK group (the UK Group) completed its ring-fencing plans in advance of the legislative deadline of 1 January 2019. However, given the complexity of the ring-fencing regulatory regime and the material impact on the way we now conduct our business operations in the UK, there is a risk that the UK Group may be found to be in breach of one or more ring-fencing requirements. This might occur, for example, if prohibited business activities are found to be taking place within the ring-fence, mandated retail banking activities are found being carried on in a UK entity outside the ring-fenced part of the UK Group or the UK Group breached a PRA ring-fencing rule.

805	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

From 1 January 2019, if the UK Group were found to be in breach of any of the ring-fencing requirements placed upon it under the ring-fencing regime, it could be subject to supervisory or enforcement action by the PRA, the consequences of which might include substantial financial penalties, imposition of a suspension or restriction on the UK Group’s UK activities or, in the most serious of cases, forced restructuring of the UK Group, entitling the PRA (subject to the consent of the UK Government) to require the sale of a Santander ring-fenced bank or other parts of the UK Group.
United States significant regulation
The financial services industry continues to experience significant financial regulatory reform in the United States, including from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and changes thereto, regulation (including capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions. Many of these reforms significantly affected and continue to affect our revenues, costs and organizational structure in the United States and the scope of our permitted activities. We continue to monitor the changing political, tax and regulatory environment in the United States and, while the 2018 change in control of the House of Representatives makes significant statutory reforms less likely, we still believe that it is likely that there will be further material changes in the way major financial institutions like us are regulated under United States law. Although it remains difficult to predict the exact impact these changes will have on our business, financial condition, results of operations and cash flows for a particular future period, further reforms could result in loss of revenue, higher compliance costs, additional limits on our activities, constraints on our ability to enter into new businesses and other adverse effects on our businesses.
The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them. See “Item 10. Supervision and Regulation” for a summary of certain significant U.S. financial regulations applicable to our business.
Enhanced prudential standards
As a large foreign banking organization (“FBO”) with significant U.S. operations, we are subject to enhanced prudential standards that required Banco Santander to, among other things, establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by 1 July 2016. The Bank designated its wholly-owned subsidiary, Santander Holdings USA, as its U.S. IHC, effective 1 July 2016. As a U.S. IHC, Santander Holdings USA is subject to an enhanced supervision framework that includes, or will include enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, stress-testing and capital planning requirements, and resolution planning requirements. Collectively, the enhanced prudential standards impose a significant regulatory burden on Santander Holdings USA, in particular with respect to capital and liquidity, which could limit its ability to distribute capital and liquidity to the Bank, thereby negatively affecting the Bank.
In May 2018 the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”). Among other things, EGRRCPA revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies.
In October 2019, the federal banking agencies issued final rules (the "Tailoring Rules") that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander and the U.S. IHCs of FBOs such as Santander Holdings USA. The Tailoring Rules establish risk-based categories for FBOs and their U.S. IHCs that determine whether and to what extent enhanced prudential standards and certain capital and liquidity requirements apply to FBOs and their U.S. IHCs. Banco Santander is classified as a Category IV FBO, and Santander Holdings USA is classified as a Category IV IHC, though this may change once sufficient information has been reported to allow for a change in category. As a result, both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations, as described in more detail in the relevant sections below. We are currently evaluating what effect these final rules will have on us, our subsidiaries, or these entities’ activities, financial condition and/or results of operations.
Resolution planning
We are required to prepare and submit to the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) a plan, commonly called a living will (the “165(d) plan”), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our insured depository institution (“IDI”) subsidiary, Santander Bank, N.A. (“Santander Bank”), must also submit a separate IDI resolution plan (“IDI plan”) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they are authorized to impose more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 19 December 2018, and its most recent IDI plan on 28 June 2018. As a result of EGRRCPA and its implementing regulations, Banco Santander will now be required to file a reduced 165(d) plan once every three years. The FDIC released an Advanced Notice of Proposed Rulemaking in April 2019 seeking comment on ways to tailor and improve the IDI plan rule. No

806

firm will be required to submit another IDI plan until the FDIC’s rulemaking process on a revised IDI plan rule has been completed, and we do not know when the FDIC will issue a revised rule.
OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of over-the-counter (“OTC”) derivatives, including mandatory clearing of certain standardised OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission (“CFTC”) and of security-based swap dealers and major security-based swap participants with the SEC, and requires the CFTC and SEC to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. The CFTC has completed the majority of its regulations in this area, most of which are in effect. The SEC has taken several steps toward completing its regulatory framework for security-based swap dealers and major security-based swap participants, as required under the Dodd-Frank Act. The SEC adopted final rules providing the registration process for security-based swap dealers and major security-based swap participants, including the forms that registrants will be required to file. Banco Santander is provisionally registered as a swap dealer with the CFTC. Santander does not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.
While most of the rules applicable to swap dealers have been fully implemented, others are still being finalized or phased in. For example, the U.S. prudential regulatory agencies adopted final rules establishing initial and variation margin requirements for uncleared swaps and security-based swaps between prudentially-regulated swap dealers and certain counterparties, and the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still being phased in through 1 September 2020, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty (and their affiliates), and the U.S. regulatory agencies have proposed delaying the initial margin compliance date until 1 September 2021 for certain swap dealers with lower levels of specified derivatives activity. We are in the process of implementing these rules as they become applicable to us. These rules and similar rules being considered by regulators in other jurisdictions that may also apply to us, and the potential conflicts and inconsistencies between them, increase our costs for engaging in swaps and other derivatives activities and present compliance challenges.
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
As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalised amendments to the Volcker Rule. Banking entities must comply with these amended requirements by 1 January 2021, but may elect to comply, in whole or in part, starting on 1 January 2020. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide to the federal agencies. Under the revised rule, firms that do not have significant trading activities, such as Banco Santander, will have simplified and streamlined compliance requirements. Non-U.S. banking organizations like Banco Santander would largely rely on the “solely outside the U.S. exemption” to conduct their trading activities outside of the US.
In early 2020, the five federal agencies proposed additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. Banco Santander will continue to monitor Volcker Rule-related developments and assess their impact on its operations, as necessary.
United States Capital, Liquidity and Related Requirements and Supervisory Actions
As a U.S. IHC and bank holding company, Santander Holdings USA is subject to the U.S. Basel III capital rules, which implement in the United States the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (“LCR”) requirement since it is a Category IV IHC with less than $50 billion in weighted short-term wholesale funding.
Total Loss-Absorbing Capacity and Long-Term Debt requirements

807	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

In addition to the above mentioned capital and liquidity requirements, the Federal Reserve Board adopted a final rule implementing the FSB’s international TLAC standard on 15 December 2016 that establishes certain TLAC, long-term debt (“LTD”) and clean holding company requirements for U.S. IHCs of non-U.S. G-SIIs, including Santander Holdings USA. The final rule became effective on 1 January 2019. Santander Holdings USA is compliant with all applicable requirements under the final rule as of 31 December 2019. Compliance with the final TLAC rule has resulted in increased funding expenses for Santander Holdings USA and, indirectly, the Bank.
Stress testing and capital planning
Certain of our U.S. subsidiaries, including Santander Holdings USA, are subject to stress testing and capital planning requirements in the United States, including the Federal Reserve Board’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. In 2017, the Federal Reserve Board finalised a rule that removed the qualitative assessment that was part of CCAR for certain large and non-complex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA.
In October 2019, the Federal Reserve Board finalised the Tailoring Rules for stress testing and capital actions a company is required to perform based on the company’s asset size, cross-jurisdictional activity, reliance on short-term wholesale funding, non-bank assets, and off-balance sheet exposure. As a Category IV IHC under the Tailoring Rules, Santander Holding USA is required to submit a capital plan to the Federal Reserve on an annual basis. Santander Holding USA is also subject to supervisory stress testing on a two-year cycle. Santander continues to evaluate planned capital actions in its annual capital plan and on an ongoing basis.
Single counterparty credit limits
In June 2018, the Federal Reserve Board issued a final rule, which was subsequently amended by the Tailoring Rules, implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as the Bank. The rule in general imposes percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the U.S. single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA will not be subject to the single counterparty credit limits rule at the IHC level. In addition, although the Bank remains subject to the amended rules with respect to its U.S. operations, it may elect to comply by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.

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
Anti-Money Laundering and economic sanctions
A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 contains provisions intended to detect and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an anti-money laundering (“AML”) program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory

808

authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the U.S. Department of the Treasury and U.S. federal and state bank regulatory agencies, as well as the U.S. Department of Justice, have the authority to impose significant civil money penalties for violations of those requirements.
There is also scrutiny of compliance with applicable U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury against certain foreign countries, governments, individuals and entities to counter threats to the U.S. national security, foreign policy, or economy. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on U.S. persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or “specially designated nationals,” by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. In addition, non-U.S. persons can be liable for “causing” a sanctions violation by a U.S. person or can violate U.S. sanctions by exporting services from the United States to a sanctions target, for example by engaging in transactions with targets of U.S. sanctions denominated in U.S. dollars that clear through U.S. financial institutions (including through U.S. branches or subsidiaries of non-U.S. banks). In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions,that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.
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

809	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. Such a focus could result, for example, in usury regulation that could restrict our ability to charge certain levels of interest in credit transactions or in regulation that would prevent us from bundling products that we offer to our customers. Some of the laws in the relevant jurisdictions in which we operate, give the regulators the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with financial products. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Some of the regulatory regimes in the relevant jurisdictions in which we operate, require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.
2.2.4 We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by tax authorities. We are subject to the income tax laws of Spain and the other jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental tax authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgements and interpretations about the application of these inherently complex tax laws. If the judgement, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations. In some jurisdictions, the interpretations of the tax authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.
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
We are required to comply with applicable AML, anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically-exposed person screening), keep our customer, account and transaction information up to date and have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our local AML team.

810

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery and corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.
We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and block chain, could limit our ability to track the movement of funds. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. As a global bank, we are particularly exposed to this risk. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.
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
The Brazilian Federal Public Prosecutor’s Office, or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favourable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) benefit to us. On 23 October 2018, the officer was formally indicted and asked to present his defence. On 5 November 2018 the officer in question presented his defence. The proceedings is currently in course. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.
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
See also risk factor entitled " We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition - United States Significant Regulation - Anti-Money Laundering and economic sanctions.”
2.3 Liquidity and Funding Risks
2.3.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we have in place liquidity management processes to seek to mitigate and control these risks as well as a model based on autonomous subsidiaries in terms of capital and liquidity which limits the possibility of contagion between our units, unforeseen systemic market factors make it difficult to eliminate completely these risks. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and/or in our credit spreads can significantly increase the cost of our funding. Credit spreads variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

811	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

We rely, and will continue to rely, primarily on retail deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, such as general economic conditions and the confidence of retail depositors in the economy and in the financial services industry, and the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products, such as mutual funds. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.
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
Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2019, our LCR ratio was 147%, above the 100% minimum requirement. The net stable funding ratio (NSFR) provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. At the end of 2019 this ratio stands at 112% for the Group and over 100% for all our main subsidiaries.
2.3.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. If Spain’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.
Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative and other contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or terminate such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.
We have the following ratings by the major rating agencies:

Banco Santander
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A-	F2	July 2019	Stable
Moody's	A2	P-1	Oct 2019	Stable
Standard & Poor's	A	A-1	Sept 2019	Stable
DBRS	A (High)	R-1 (Middle)	Jan 2020	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	Nov 2019	Stable
Moody's	Aa3	P-1	Nov 2019	Negative
Standard & Poor's	A	A-1	June 2019	Stable

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report date	Outlook
Moody's	Ba3	-	June 2019	Stable
Standard & Poor's	BB-	B	Dec 2019	Positive

We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2019, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch we would be required to post up to EUR 90 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 249 million in additional collateral. We estimate that as of 31 December 2019, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £1.5 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-notch

812

downgrade would result in a further outflow of £1.6 billion of cash and collateral under secured funding and derivatives contracts.
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
2.4 Credit Risks
2.4.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the regions where we operate or in global economic and political conditions. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.
Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative tools and statistical models which may not be reliable in all circumstances and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see risk factor 2.6.1 entitled "Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.”
Mortgage loans are one of our principal assets, comprising 45% of our loan portfolio as of 31 December 2019. Our exposure is concentrated in residential mortgage loans, especially in Spain and the UK. If Spain or the UK returned to situations of economic stagnation, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance or continued global markets volatility, home prices could decline, while mortgage delinquencies and forbearances could increase. At 31 December 2019, the NPL ratio of residential mortgage loans for the Group in Spain and the UK was 4.26% and 1.04%, respectively.
At 31 December 2019 our total Group NPL ratio stood at 3.32% as compared to 3.73% at 31 December 2018. Coverage as of 31 December 2019 was 68% as compared to 67% a year earlier. We can provide no assurance that our NPL ratio will not increase as a result of the aforementioned and other factors. High unemployment rates, coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Additionally, the financial crisis and the acquisition of Banco Popular, led to the accumulation of illiquid assets, including mainly foreclosed assets that as of today are mostly sold. If similar or different situations lead us to again accumulate illiquid assets, such assets could negatively affect our ability to reach out current profitability targets.
At 31 December 2019, the gross amount of Group refinancing and restructuring operations was EUR 32,475 million (3.4% of total gross loans and credits), of which EUR 12,714 million have real estate collateral. At the same date, the net amount of non-current assets held for sale totalled EUR 4,601 million, of which EUR 4,485 million were foreclosed assets, with a coverage ratio of 48% on the gross amount of these assets.

813	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

2.4.2 The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Europe, North American countries and South American countries. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.
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
Due to the historically low interest rate environment in the eurozone, in the UK and in the US in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero or negative, limiting our ability to further reduce rates and thus negatively impacting our margins. If the current low interest rate environment in the eurozone, in the UK and in the US persists in the long run, it may be difficult to increase our interest income / (charges), which will impact our results.
We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. The observed volatility in the value of the pound sterling in the wake of the June 2016 UK referendum on its membership of the EU (see risk factor 1.2 entitled “The UK’s withdrawal from the European Union could have a material adverse effect on our operations, financial condition and prospects”) may persist as negotiations continue and could adversely impact our UK customers and counterparties, as well as the overall results and prospects of our UK operations. The continued depreciation of the Latin American currencies against the U.S. dollar could make our Latin American subsidiaries’ foreign currency-linked obligations and funding more expensive and have similar consequences for our borrowers in Latin America.
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

814

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
In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.
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
The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.
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
As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgement on current or future credit risk behaviour of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

815	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Some of the models and other analytical and judgement-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them. Any of these possible situations could limit our ability to expand our businesses or have a material impact on our financial results
Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.
Our board of directors is responsible for the approval of the Group’s general policies and strategies, and in particular for the general risk policy. In addition to the executive committee, which maintains a special focus on risk, the board has a specific risk supervision, regulation and compliance committee. See more information in note 54.a)2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F and in “Consolidated Directors’ Report-Corporate Governance-4. Board of directors” in Part 1 of this annual report on Form 20-F.
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
We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be impacted by cyber-attacks against national critical infrastructures of the countries where we operate; for example the telecommunications network. Our information technology systems are dependent on such

816

national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see “Consolidated Directors’ Report-Risk Management Report” in Part 1 of this annual report on Form 20-F.
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
2.8 Risks related to our business and industry
2.8.1 Climate change can create transition risks, physical risks, and other risks that could adversely affect us.
Climate change may imply three primary drivers of financial risk that could adversely affect us:

•	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes.

•	Physical risks related to extreme weather impacts and longer term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers.

•
Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

These primary drivers could materialize, among others, in the following financial risks:

•
Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•
Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

•	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.

•
Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
2.8.2 The financial problems faced by our customers could adversely affect us.
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
2.8.3 Changes in our pension liabilities and obligations could have a material adverse effect on us.
We provide retirement benefits for many of our former and current employees through a number of defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, and others. The accounting and disclosures are based on IFRS-IASB and on those other requirements defined by the local supervisors. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would in turn impact the financial condition of our pension funds. Because pension obligations are generally long term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.
Any increase in the current size of the funding deficit in our defined benefit pension plans could result in our having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to certain factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

817	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

At 31 December 2019, our provision for pensions and other obligations amounted to EUR 7,740 million. See more information in note 25.c) to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
2.8.4 We depend in part upon dividends and other funds from subsidiaries.
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
At 31 December 2019, dividend income for Banco Santander, S.A. represents 52% of its total income.
2.8.5 Increased competition, including from non-traditional providers of banking services such as financial technology providers, and industry consolidation may adversely affect our results of operations.
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
In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms who are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with Bigtechs can make it more difficult for us to successfully compete with them and could adversely affect us.
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

818

deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.
2.8.6 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to offer products and services that meet the customers’ needs during the whole life cycle of the products or services, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.
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
2.8.7 If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.
We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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
We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized at Group level in 2018, in 2019 we recognized impairment of goodwill of

819	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

EUR 1,491 million in Santander UK. (See note 17 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.
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
We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests may arise between us

820

and any of our affiliates, or among our affiliates, which may not be resolved in our favour.
2.8.13 We may not effectively manage risks associated with the replacement of benchmark indices.
Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.
Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.
Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by Banco Santander.
Various regulators, industry bodies and other market participants in the U.S. and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on Banco Santander’s results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Banco Santander’s results.
On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority (the “FCA”), which regulates the London interbank offered rate (“LIBOR”), announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be calculated. The Bank of England and the FCA are working with market participants to catalyse a transition to using Sonia. In addition, the European Money Market Institute (EMMI) announced the discontinuation of the EONIA after 3 January 2022 and that from 2 October 2019 until its total discontinuation it will be replaced by the €STR plus a spread of 8.5 basis points. Many unresolved issues remain, such as the timing of the successor benchmarks introduction and the transition of a particular benchmark to a replacement rate, which could result in wide spread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated which introduces a number of risks for the Group. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk that the revenues of products linked to LIBOR (in particular those indices that will be replaced) decrease; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.
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
2.9.2 Our financial statements are based in part on assumptions and estimates which, if inaccurate, could

821	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

cause material misstatement of the results of our operations and financial position.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, deferred tax assets provision and pension obligation for liabilities.
If the judgement, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.
2.9.3 Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.
Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms.
These disclosure controls and procedures have inherent limitations which include the possibility that judgements in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

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
Additionally, investors may experience difficulty in Spain enforcing foreign judgements obtained against us and our executive officers and directors, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of Spanish counsel, there is doubt as to the enforceability against such persons in Spain, whether in original actions or in actions to enforce judgements of U.S. courts, of liabilities based solely on the U.S. federal securities laws.
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

•	the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

823	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

5. Information on the company
5.1. Average balance sheets and interest rates
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, our average balances and interest rates for the past three years. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of Group entities domiciled outside of Spain, which reflect our foreign activities.
To better understand the behaviour of average balance sheets and interest rates, we have split our foreign activities into ‘International - Mature markets’ which include Continental Europe (except for Spain and Poland), United Kingdom and United States and ‘International - Developing markets’ which include Latin America and Poland.
You should read the following tables and the tables included under “-Changes in Interest Income / (charges) -Volume and Rate Analysis” and “-Assets-Earning Assets-Yield Spread” in conjunction with the following:

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

•	We have stated average balances on a net basis, netting our allowances for credit losses; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

	Year ended 31 December,
	2019			2018			2017
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Cash and deposits on demand and loans and advances to central banks and credit institutions	203,809	3,920	1.92%	192,669	4,051	2.10%	182,712	4,689	2.57%
Domestic	84,412	598	0.71%	75,250	784	1.04%	59,335	553	0.93%
International - Mature markets	66,093	910	1.38%	66,326	733	1.11%	68,312	475	0.70%
International - Developing markets	53,304	2,412	4.52%	51,093	2,534	4.96%	55,065	3,661	6.65%

Loans and advances to customers	910,327	46,180	5.07%	861,327	43,489	5.05%	824,226	43,640	5.29%
Domestic	236,132	5,420	2.30%	240,845	5,366	2.23%	220,067	4,828	2.19%
International - Mature markets	491,479	18,426	3.75%	451,034	17,287	3.83%	433,894	17,153	3.95%
International - Developing markets	182,716	22,334	12.22%	169,448	20,836	12.30%	170,265	21,659	12.72%

Debt securities	190,128	6,378	3.35%	192,193	6,429	3.35%	197,909	7,141	3.61%
Domestic	61,498	599	0.97%	70,746	1,007	1.42%	73,166	1,315	1.80%
International - Mature markets	56,935	829	1.46%	55,173	792	1.44%	56,602	821	1.45%
International - Developing markets	71,695	4,950	6.90%	66,274	4,630	6.99%	68,141	5,005	7.35%

Income from hedging operations		232			305			507
Domestic		59			(37)			2
International - Mature markets		161			(37)			(234)
International - Developing markets		12			379			739

Other interest		75			51			64
Domestic		23			21			(2)
International - Mature markets		31			16			50
International - Developing markets		21			14			16

Total Interest earning assets	1,304,264	56,785	4.35%	1,246,189	54,325	4.36%	1,204,847	56,041	4.65%
Domestic	382,042	6,699	1.75%	386,841	7,141	1.85%	352,568	6,696	1.90%
International - Mature markets	614,507	20,357	3.31%	572,533	18,791	3.28%	558,808	18,265	3.27%
International - Developing markets	307,715	29,729	9.66%	286,815	28,393	9.90%	293,471	31,080	10.59%
Other non-interest earning assets	203,903			196,672			202,834
Assets from discontinued operations	—			—			—
Total Average Assets	1,508,167	56,785		1,442,861	54,325		1,407,681	56,041
Note: As of 31 December 2019, 2018 and 2017, Total average assets attributed to international activities accounted for 69%, 68% and 69%, respectively, of the Group’s Total average assets. (International - Mature markets accounted for 46%, 45% and 45% and International - Developing markets accounted for23%, 23% and 24%, respectively).

825	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year ended 31 December,
	2019			2018			2017
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Deposits from central banks and credit institutions	181,651	3,248	1.79%	191,073	3,218	1.68%	182,268	2,462	1.35%
Domestic	86,635	496	0.57%	101,728	691	0.68%	93,873	444	0.47%
International - Mature markets	59,155	884	1.49%	57,768	677	1.17%	55,992	547	0.98%
International - Developing markets	35,861	1,868	5.21%	31,577	1,850	5.86%	32,403	1,471	4.54%

Customer Deposits	811,151	10,137	1.25%	773,578	9,062	1.17%	740,469	11,074	1.50%
Domestic	263,016	665	0.25%	250,470	882	0.35%	219,194	1,140	0.52%
International - Mature markets	366,003	2,659	0.73%	351,873	2,085	0.59%	351,034	1,919	0.55%
International - Developing markets	182,132	6,813	3.74%	171,235	6,095	3.56%	170,241	8,015	4.71%

Marketable debt securities (A)	246,133	6,679	2.71%	221,196	6,073	2.75%	216,720	6,651	3.07%
Domestic	84,217	1,580	1.88%	75,752	1,555	2.05%	74,029	1,489	2.01%
International - Mature markets	125,022	3,011	2.41%	111,863	2,550	2.28%	104,501	2,248	2.15%
International - Developing markets	36,894	2,088	5.66%	33,581	1,968	5.86%	38,190	2,914	7.63%

Other interest bearing liabilities	13,293	418	3.14%	7,261	186	2.56%	8,159	198	2.43%
Domestic	8,774	213	2.43%	5,470	91	1.66%	6,102	100	1.64%
International - Mature markets	2,131	25	1.17%	799	5	0.63%	940	6	0.64%
International - Developing markets	2,388	180	7.54%	992	90	9.07%	1,117	92	8.24%

Expenses from hedging operations		—			24			(234)
Domestic		(21)			(83)			(27)
International - Mature markets		25			(108)			(256)
International - Developing markets		(4)			215			49

Other interest		1,020			1,421			1,594
Domestic		222			304			216
International - Mature markets		150			109			74
International - Developing markets		648			1,008			1,304

Total interest bearing liabilities	1,252,228	21,502	1.72%	1,193,108	19,984	1.67%	1,147,616	21,745	1.89%
Domestic	442,642	3,155	0.71%	433,420	3,440	0.79%	393,198	3,362	0.86%
International - Mature markets	552,311	6,754	1.22%	522,303	5,318	1.02%	512,467	4,538	0.89%
International - Developing markets	257,275	11,593	4.51%	237,385	11,226	4.73%	241,951	13,845	5.72%
Other non-interest bearing liabilities	146,386			143,798			155,072
Non-Controlling interest	11,096			10,884			12,356
Stockholders' Equity	98,457			95,071			92,637
Liabilities from discontinued operations	—			—			—
Total average liabilities and Stockholders' Equity	1,508,167	21,502		1,442,861	19,984		1,407,681	21,745
Note: As of 31 December 2019, 2018 and 2017, Total average liabilities attributed to international activities accounted for 64%, 63% and 65%, respectively, of the Group’s Total average liabilities. (International - Mature markets accounted for 42%, 42% and 42% and International - Developing markets accounted for 22%, 21% and 22%, respectively).

(A) Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under “Other non-interest bearing liabilities”.
Changes in Interest Income / (charges)-Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income between changes in average volume and changes in average rate for 2019 compared to 2018 and 2018 compared to 2017. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’.

	Year ended 31 December,
	2019 / 2018
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and deposits on demand and loans and advances to central banks and credit institutions	142	(273)	(131)
Domestic	87	(273)	(186)
International - Mature markets	(51)	228	177
International - Developing markets	106	(228)	(122)

Loans and advances to customers	3,150	(459)	2,691
Domestic	(106)	160	54
International - Mature markets	1,634	(495)	1,139
International - Developing markets	1,622	(124)	1,498

Debt securities	204	(255)	(51)
Domestic	(119)	(289)	(408)
International - Mature markets	(52)	89	37
International - Developing markets	375	(55)	320

Income from hedging operations	(73)	—	(73)
Domestic	96	—	96
International - Mature markets	198	—	198
International - Developing markets	(367)	—	(367)

Other interest	24	—	24
Domestic	2	—	2
International - Mature markets	15	—	15
International - Developing markets	7	—	7

Total Interest earning assets	3,447	(987)	2,460
Domestic	(40)	(402)	(442)
International - Mature markets	1,744	(178)	1,566
International - Developing markets	1,743	(407)	1,336

	Year ended 31 December,
	2018 / 2017
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume	Rate	Net Change
	(in millions of euros)
Cash and deposits on demand and loans and advances to central banks and credit institutions	(32)	(606)	(638)
Domestic	160	71	231
International - Mature markets	57	201	258
International - Developing markets	(249)	(878)	(1,127)

Loans and advances to customers	1,493	(1,644)	(151)
Domestic	462	76	538
International - Mature markets	1,134	(1,000)	134
International - Developing markets	(103)	(720)	(823)

Debt securities	(193)	(519)	(712)
Domestic	(42)	(266)	(308)
International - Mature markets	(16)	(13)	(29)
International - Developing markets	(135)	(240)	(375)

Income from hedging operations	(202)	—	(202)
Domestic	(39)	—	(39)
International - Mature markets	197	—	197
International - Developing markets	(360)	—	(360)

Other interest	(13)	—	(13)
Domestic	23	—	23
International - Mature markets	(34)	—	(34)
International - Developing markets	(2)	—	(2)

Total Interest earning assets	1,053	(2,769)	(1,716)
Domestic	564	(119)	445
International - Mature markets	1,338	(812)	526
International - Developing markets	(849)	(1,838)	(2,687)

827	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year ended 31 December,
	2019 / 2018
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	68	(38)	30
Domestic	(95)	(100)	(195)
International - Mature markets	(73)	280	207
International - Developing markets	236	(218)	18

Customer Deposits	446	629	1,075
Domestic	42	(259)	(217)
International - Mature markets	5	569	574
International - Developing markets	399	319	718

Marketable debt securities	683	(77)	606
Domestic	165	(140)	25
International - Mature markets	329	132	461
International - Developing markets	189	(69)	120

Other interest bearing liabilities	195	37	232
Domestic	69	53	122
International - Mature markets	18	2	20
International - Developing markets	108	(18)	90

Expenses from hedging operations	(24)	—	(24)
Domestic	62	—	62
International - Mature markets	133	—	133
International - Developing markets	(219)	—	(219)

Other interest	(401)	—	(401)
Domestic	(82)	—	(82)
International - Mature markets	41	—	41
International - Developing markets	(360)	—	(360)

Total interest bearing liabilities	967	551	1,518
Domestic	161	(446)	(285)
International - Mature markets	453	983	1,436
International - Developing markets	353	14	367

	Year ended 31 December,
	2018 / 2017
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume	Rate	Net Change
	(in millions of euros)
Deposits from central banks and credit institutions	62	694	756
Domestic	40	207	247
International - Mature markets	60	70	130
International - Developing markets	(38)	417	379

Customer Deposits	182	(2,194)	(2,012)
Domestic	147	(405)	(258)
International - Mature markets	(12)	178	166
International - Developing markets	47	(1,967)	(1,920)

Marketable debt securities	133	(711)	(578)
Domestic	35	31	66
International - Mature markets	422	(120)	302
International - Developing markets	(324)	(622)	(946)

Other interest bearing liabilities	(24)	12	(12)
Domestic	(10)	1	(9)
International - Mature markets	(3)	2	(1)
International - Developing markets	(11)	9	(2)

Expenses from hedging operations	258	—	258
Domestic	(56)	—	(56)
International - Mature markets	148	—	148
International - Developing markets	166	—	166

Other interest	(173)	—	(173)
Domestic	88	—	88
International - Mature markets	35	—	35
International - Developing markets	(296)	—	(296)

Total interest bearing liabilities	438	(2,199)	(1,761)
Domestic	244	(166)	78
International - Mature markets	650	130	780
International - Developing markets	(456)	(2,163)	(2,619)

Earning assets-yield spread
The following table analyses our average earning assets, interest income and dividends on equity securities and net interest income by domicile of the Group entity at which they are accounted for. Furthermore, it shows gross yields, net yields and yield spreads for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2019	2018	2017
	(in millions of euros, except percentages)
Average interest earning assets	1,304,264	1,246,189	1,204,847
Domestic	382,042	386,841	352,568
International - Mature markets	614,507	572,533	558,808
International - Developing markets	307,715	286,815	293,471

Interest and similar income	56,785	54,325	56,041
Domestic	6,699	7,141	6,696
International - Mature markets	20,357	18,791	18,265
International - Developing markets	29,729	28,393	31,080

Interest income / (charges) (A)	35,283	34,341	34,296
Domestic	3,544	3,701	3,334
International - Mature markets	13,603	13,473	13,727
International - Developing markets	18,136	17,167	17,235

Gross yield (B)	4.35%	4.36%	4.65%
Domestic	1.75%	1.85%	1.90%
International - Mature markets	3.31%	3.28%	3.27%
International - Developing markets	9.66%	9.90%	10.59%

Net yield (C)	2.71%	2.76%	2.85%
Domestic	0.93%	0.96%	0.95%
International - Mature markets	2.21%	2.35%	2.46%
International - Developing markets	5.89%	5.99%	5.87%

Yield spread (D)	2.64%	2.68%	2.76%
Domestic	1.04%	1.05%	1.04%
International - Mature markets	2.09%	2.26%	2.38%
International - Developing markets	5.16%	5.17%	4.87%

829	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

(A)	Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” in the consolidated financial statements included in Part 2 of this annual report on Form 20-F.

(B)	Gross yield is the quotient of interest income divided by average earning assets.

(C)	Net yield is the quotient of interest income / (charges) divided by average earning assets.

(D)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread for 2019 and 2018, see “Consolidated Directors’ Report-Economic and Financial Review - Section 3. Group financial performance - 3.2 Results” in Part 1 of this annual report on Form 20-F. For a discussion of the changes in yield spread for 2018 and 2017, see “Consolidated Directors’ Report-Economic and Financial Review - Section 3. Group financial performance - 3.2 Results” in Part 1 of our annual report for the year ended

2018 on Form 20-F.
Interest-earning assets
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2019	2018	2017

Cash and deposits on demand and loans and advances to central banks and credit institutions	15.63%	15.46%	15.16%
Domestic	6.47%	6.04%	4.92%
International - Mature markets	5.07%	5.32%	5.67%
International - Developing markets	4.09%	4.10%	4.57%

Loans and advances to customers	69.80%	69.12%	68.41%
Domestic	18.10%	19.33%	18.27%
International - Mature markets	37.68%	36.19%	36.01%
International - Developing markets	14.01%	13.60%	14.13%

Debt securities	14.58%	15.42%	16.43%
Domestic	4.72%	5.68%	6.07%
International - Mature markets	4.37%	4.43%	4.70%
International - Developing markets	5.50%	5.32%	5.66%

5.2. Other industry Guide 3 disclosures
5.2.1. Assets
Investment securities
At 31 December 2019, the book value of our investment securities was EUR 203.25 billion (representing 13.3% of our total assets). These investment securities had a yield of 3.22 % compared with a yield of 3.41% in 2018 and a yield of 3.71% in 2017. Approximately EUR 42.1 billion or 20.7% of our investment securities at 31 December 2019 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

	Year Ended 31 December
	2019	2018	2017
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	41,662	48,727	57,362
Other domestic issuer:
Public authorities	392	1,761	1,826
Other domestic issuer	3,634	4,748	5,271
Total domestic	45,688	55,236	64,459
International-
United States:
U.S. Treasury and other U.S. Government agencies	14,731	9,626	11,288
States and political subdivisions	878	736	180
Other securities	5,915	6,833	8,194
Total United States	21,524	17,195	19,662
Other:
Governments	91,825	89,595	87,748
Other securities	25,559	29,098	27,482
Total Other	117,384	118,693	115,230
Total International	138,908	135,888	134,892

Total Debt Securities	184,596	191,124	199,351

Equity securities
Domestic	4,348	4,225	4,981
International-
United States	1,281	944	839
Other	13,021	9,700	21,256
Total international	14,302	10,644	22,095

Total Equity Securities	18,650	14,869	27,076

Total Investment Securities	203,246	205,993	226,427

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of 31 December 2019 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of 31 December 2019
	Book value (A)	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders' equity:
Spanish Government	42,054	42,051
Brazilian Government	35,036	35,098
Mexican Government	13,234	13,234
UK Government	11,479	11,538

Near 10% of stockholder´s equity:
Polish Government	9,361	9,361
Portuguese Government	7,563	7,567
(A) The book value of debt securities measured at fair value with changes in other comprehensive income includes capital gains by valuation and capital losses by valuation not yet materialised.

831	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

The following table shows the maturities of our debt securities as of 31 December 2019.

	Year Ended 31 December 2019
	Maturing Within 1 Year	Yield Within 1 Year	Maturing Between 1 and 5 Years	Yield 1 and 5 Years	Maturing Between 5 and 10 Years	Yield 5 and 10 Years	Maturing After 10 Years	Yield After 10 Years	Total
Debt securities	(in millions of euros)
Domestic:
Spanish Government	9,538	0.13%	3,154	1.60%	19,699	2.25%	9,271	3.23%	41,662
Other domestic issuer:
Public authorities	69	1.45%	48	2.65%	266	1.80%	9	2.23%	392
Other domestic issuer	421	0.67%	560	2.14%	787	2.03%	1,866	0.90%	3,634
Total domestic	10,028		3,762		20,752		11,146		45,688
International:
United States:
U.S. Treasury and other U.S. Government agencies	4,456	1.71%	1,708	1.65%	96	2.36%	8,471	3.03%	14,731
States and political subdivisions	644	1.55%	—	—	234	2.83%	—	—	878
Other securities	557	1.29%	980	2.19%	741	3.08%	3,637	3.01%	5,915
Total United States	5,657		2,688		1,071		12,108		21,524
Other:
Governments	17,134	3.62%	35,626	4.00%	30,517	2.97%	8,548	2.19%	91,825
Other securities	7,651	2.21%	8,928	6.03%	4,022	2.83%	4,958	1.79%	25,559
Total Other	24,785		44,554		34,539		13,506		117,384
Total International	30,442		47,242		35,610		25,614		138,908

Total debt investment securities	40,470		51,004		56,362		36,760		184,596

Loan portfolio
At 31 December 2019, our total loans and advances to customers equalled EUR 964.5 billion (63% of our total assets). Net of allowances for credit losses, loans and advances to customers equalled EUR 942.2 billion at 31 December 2019 (62% of our total assets). In addition to loans, we had outstanding as of 31 December 2019, 2018, 2017, 2016 and 2015 EUR 241.2 billion, EUR 218.1 billion, EUR 207.7 billion, EUR 202.1 billion and EUR 195.6 billion, respectively, of undrawn balances available to third parties.
Loans by geographic area and type of customer
The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

	2019	2018	2017	2016	2015
	(in millions of euros)
Loans to borrowers in Spain: (B):
Spanish Government	9,993	13,615	16,470	14,127	13,993
Commercial, financial, agricultural and industrial	55,696	70,312	57,495	39,950	32,426
Real estate and construction (A)	15,235	16,076	17,723	13,506	20,439
Mortgages loans	83,743	84,849	87,872	65,314	69,234
Instalment loans to individuals	26,294	21,589	24,058	17,016	14,654
Lease financing	4,957	5,059	5,328	3,684	3,472
Other	8,892	4,264	18,500	7,775	13,639
Total	204,810	215,764	227,446	161,372	167,856

Loans to borrowers outside Spain: (B):
Non-Spanish Governments	12,218	10,952	18,577	16,843	7,772
Commercial and industrial	395,087	360,158	317,172	286,165	276,895
Mortgage loans	313,977	291,381	276,762	310,533	322,816
Other	38,368	27,973	32,892	39,950	42,026
Total	759,650	690,464	645,403	653,491	649,509

Total loans and advances to customers, gross	964,460	906,228	872,849	814,863	817,365

Allowance for loan losses (C)	(22,242)	(23,307)	(23,934)	(24,393)	(26,517)

Total loans and advances to customers, net of allowances	942,218	882,921	848,915	790,470	790,848

(A)
As of 31 December 2019, the portfolio of loans to real estate and construction companies included EUR 2,939 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to EUR 4,812 million, EUR 6,472 million, EUR 5,515 million and EUR 7,388 million of such loans in 2018, 2017, 2016 and 2015, respectively. Includes other mortgages to real estate and construction companies.

(B)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

(C)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Selected financial data”.

833	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

At 31 December 2019, our loans and advances to associated companies and jointly controlled entities amounted to EUR 6,950 million (see notes 5.f) and 53 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at 31 December 2019 was EUR 1.4 billion (0.15% of total loans and advances, including government-related loans), and the five next largest exposures totalled EUR 5.2 billion (0.5% of total loans, including government-related loans).
Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of 31 December 2019.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (A)
Spanish Government	1,437	0.53%	4,770	1.85%	3,786	0.87%	9,993	1.04%
Commercial, financial, agriculture and industrial	26,116	9.56%	19,334	7.48%	10,246	2.37%	55,696	5.77%
Real estate and construction	2,391	0.87%	4,528	1.75%	8,316	1.92%	15,235	1.58%
Mortgages loans	5,533	2.02%	4,113	1.59%	74,097	17.12%	83,743	8.68%
Instalment loans to individuals	7,737	2.83%	10,243	3.96%	8,314	1.92%	26,294	2.73%
Lease financing	509	0.19%	3,133	1.21%	1,315	0.30%	4,957	0.51%
Other	6,427	2.35%	1,219	0.47%	1,246	0.29%	8,892	0.92%
Total borrowers in Spain	50,150	18.35%	47,340	18.32%	107,320	24.80%	204,810	21.24%

Loans to borrowers outside Spain: (A)
Non-Spanish Governments	4,177	1.53%	2,392	0.93%	5,649	1.31%	12,218	1.27%
Commercial and Industrial	175,044	64.04%	163,974	63.46%	56,069	12.96%	395,087	40.96%
Mortgage loans	12,243	4.48%	39,574	15.32%	262,160	60.58%	313,977	32.55%
Other	31,706	11.60%	5,107	1.98%	1,555	0.36%	38,368	3.98%
Total loans to borrowers outside Spain	223,170	81.65%	211,047	81.68%	325,433	75.20%	759,650	78.76%

Total loans and leases,	273,320	100.00%	258,387	100.00%	432,753	100.00%	964,460	100.00%
gross

(A)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at 31 December 2019.

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate	49,531	291,703	341,234
Variable rate	105,129	244,777	349,906
Total	154,660	536,480	691,140

Cross-Border outstandings
Cross-border outstandings consist of gross loans, interest-bearing deposits with other banks, other interest-bearing investments, acceptances and other monetary assets granted to foreign country borrowers denominated in a currency other than the home-country currency of the borrower. We are not including gross loans granted to foreign country borrowers denominated in the home-country currency of the borrower because such loans are funded by local borrowings or hedged. The following table sets forth, as of the end of the years indicated, the aggregate amount of our cross-border outstandings where outstandings in the borrower’s country exceeded 0.75% of our total assets.

	Banks and other Financial Institutions	Commercial and Industrial	Governments	Total
(Millions of euros)
2019
UK	13,304	2,353	—	15,657

2018
UK	7,961	1,538	—	9,499

2017
UK	8,470	1,723	—	10,193
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
Movements in allowances for credit Losses
The following table analyses movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Item 1-Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses for 2019 as compared to 2018 see “Consolidated Directors’ Report-Economic and Financial Review - Section 3. Group financial performance -3.2 Results” in Part 1 of this annual report on Form 20-F and for 2018 as compared to 2017 see “Consolidated Directors’ Report-Economic and Financial Review-Section 3. Group financial performance -3.2 Results” in Part 1 of our annual report for the year ended 2018 on Form 20-F.

835	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year Ended 31 December,
	2019	2018	2017		2016	2015
	(in millions of euros)
Allowance for credit losses at the end of 2017
Borrowers in Spain	n.a.	8,746	n.a.		n.a.	n.a.
Borrowers outside Spain	n.a.	15,937	n.a.		n.a.	n.a.
Total	n.a.	24,682	n.a.		n.a.	n.a.

IFRS9 Impact
Borrowers in Spain	n.a.	755	n.a.		n.a.	n.a.
Borrowers outside Spain	n.a.	1,219	n.a.		n.a.	n.a.
Total	n.a.	1,974	n.a.		n.a.	n.a.

Allowance for credit losses at beginning of year
Borrowers in Spain	7,683	9,501	7,215		9,554	11,264
Borrowers outside Spain	16,264	17,156	17,686		17,077	16,057
Total	23,947	26,656	24,900		26,631	27,321

Net provisions for credit losses charged to income statement (B)
Borrowers in Spain	1,336	1,295	955		964	1,572
Borrowers outside Spain	9,772	9,206	9,908		10,243	9,997
Total	11,108	10,501	10,863		11,207	11,569

Charge offs against credit loss allowance
Borrowers in Spain	(2,692)	(2,899)	(3,160)		(2,505)	(2,877)
Borrowers outside Spain	(9,901)	(9,774)	(10,362)		(10,254)	(9,484)
Total	(12,593)	(12,673)	(13,522)		(12,758)	(12,361)

Other movements	251	(538)	2,442	(A)	(179)	102

Allowance for credit losses at end of year (C) (D)
Borrowers in Spain	6,618	7,683	8,746		7,215	9,554
Borrowers outside Spain	16,095	16,263	15,936		17,686	17,077
Total	22,713	23,947	24,682		24,900	26,631

Recoveries of loans previously charged off against income statement
Borrowers in Spain	233	255	247		283	202
Borrowers outside Spain	1,353	1,303	1,374		1,299	1,173
Total	1,586	1,558	1,621		1,582	1,375

Average loans outstanding
Borrowers in Spain	236,132	240,845	220,067		175,751	176,664
Borrowers outside Spain	674,195	620,482	604,159		605,758	608,996
Total	910,327	861,327	824,226		781,509	785,660

Net charge-offs against loan loss allowance to average loans ratio (E)
Borrowers in Spain	1.04%	1.10%	1.32%		1.26%	1.51%
Borrowers outside Spain	1.27%	1.37%	1.49%		1.48%	1.36%
Total	1.21%	1.29%	1.44%		1.43%	1.40%

(A)	Includes mainly the balances of Banco Popular.

(B)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.

(C)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables-Loans and advances to customers”, “Loans and receivables- Loans and advances to credit institutions” and “Loans and receivables-Debt securities”. See “Section 3. Selected Financial Data”.

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
In 2018 the net charge-offs against loan loss allowance to average loans ratio decreased 22 basis points in Spain with a decrease in charge-offs and an increase in average loans. In foreign jurisdictions the ratio decreased 12 basis points with a decrease in charge-offs and an increase in net average loans. Both increases in net average loans due to the acquisition of Banco Popular.

In 2019 the net charge-offs against loan loss allowance to average loans ratio decreased 6 basis points in Spain with a slight decrease in both charge-offs and average loans. In foreign jurisdictions the ratio decreased 10 basis points with charge-offs remaining stable and an increase in average loans.
The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

837	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Year Ended December 31,
	2019	2018	2017	2016	2015
Recoveries of loans previously charged-off against income statement	(in millions of euros)
Domestic:
Commercial, financial, agricultural, industrial	93	119	66	128	85
Real estate and construction	62	58	87	72	66
Mortgages loans	9	3	14	10	7
Instalment loans to individuals	66	60	71	63	44
Lease finance	2	2	1	6	—
Other	1	13	8	4	—
Total Borrowers in Spain	233	255	247	283	202
Borrowers outside Spain
Government and official institutions	1	—	—	9	—
Commercial, industrial and Instalment loans to individuals	1,264	1,224	1,299	1,146	1,066
Mortgage loans	84	75	67	86	82
Other	4	3	8	58	25
Borrowers outside Spain	1,353	1,303	1,374	1,299	1,173
Total	1,586	1,558	1,621	1,582	1,375
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	798	740	488	418	681
Real estate and construction	80	96	142	(36)	174
Mortgages loans	121	27	112	159	233
Instalment loans to individuals	342	434	217	484	494
Lease finance	6	(51)	22	(22)	1
Other	(11)	49	(25)	(39)	(11)
Total Borrowers in Spain	1,336	1,295	954	964	1,572
Borrowers outside Spain
Government and official institutions	4	18	7	8	8
Commercial, industrial and Instalment loans to individuals	9,544	9,034	9,688	8,295	9,068
Mortgage loans	240	147	138	971	269
Other	(16)	7	75	969	652
Borrowers outside Spain	9,772	9,206	9,908	10,243	9,997
Total	11,108	10,501	10,862	11,207	11,569
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(687)	(784)	(1,095)	(1,264)	(1,037)
Real estate and construction	(390)	(942)	(1,445)	(658)	(877)
Mortgages loans	(1,011)	(570)	(308)	(154)	(291)
Installment loans to individuals	(550)	(565)	(243)	(408)	(639)
Lease finance	(7)	(1)	(20)	(7)	(24)
Other	(47)	(37)	(49)	(14)	(9)
Total Borrowers in Spain	(2,692)	(2,899)	(3,160)	(2,505)	(2,877)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial, industrial and Instalment loans to individuals	(9,663)	(9,528)	(9,873)	(9,451)	(8,629)
Mortgage loans	(233)	(235)	(357)	(374)	(325)
Other	(5)	(10)	(132)	(429)	(530)
Borrowers outside Spain	(9,901)	(9,774)	(10,362)	(10,253)	(9,484)
Total	(12,593)	(12,673)	(13,522)	(12,758)	(12,361)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses
	Year Ended 31 December,
	2019	%	2018	%	2017	%	2016	%	2015	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,299	10.12	2,562	10.70	2,011	8.15	1,344	5.40	2,373	8.91
Real estate and construction (A)	672	2.96	1,325	5.53	2,956	11.98	2,430	9.76	3,539	13.29
Mortgages loans	2,706	11.91	2,504	10.46	2,460	9.97	2,636	10.59	2,854	10.72
Instalment loans to individuals	747	3.29	1,084	4.53	1,111	4.50	543	2.18	566	2.12
Lease finance	147	0.65	92	0.38	134	0.54	156	0.63	159	0.60
Other	47	0.21	116	0.48	74	0.30	105	0.42	63	0.24
Total Borrowers in Spain	6,618	29.14	7,683	32.08	8,746	35.43	7,214	28.97	9,554	35.88
Borrowers outside Spain:
Government and official institutions	47	0.21	43		33	0.13	20	0.08	43	0.16
Commercial, industrial and instalment loans to individuals	13,649	60.09	13,912	58.09	13,675	55.40	15,514	62.30	14,083	52.88
Mortgage loans	2,139	9.42	2,083	8.70	1,833	7.43	1,970	7.91	1,828	6.86
Other	260	1.14	226	0.94	395	1.60	182	0.73	1,123	4.22
Total Borrowers outside Spain	16,095	70.86	16,264	67.92	15,936	64.57	17,686	71.03	17,077	64.12
Total	22,713	100.00	23,947	100.00	24,682	100.00	24,900	100.00	26,631	100.00

(A)
As of 31 December 2019, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 112 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan. The decreases of allowances for credit losses in Real Estate and Construction in 2018 and 2019 result from sales of portfolios and charge-offs.

Non-performing balances
The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk:

	(in millions of euros)
	2019	2018	2017
Impaired loans more than ninety days past due	21,296	21,201	24,652
Other impaired loans (A)	12,503	14,491	12,944
Total impaired loans	33,799	35,692	37,596

(A)
See below “-Bank of Spain’s Classification Requirements-d) Assets classified as non-performing for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

	At 31 December,
Non-performing balances	2019	2018	2017	2016	2015
	(in millions of euros)
Past-due and other non-performing balances (A) (B) (C):
Domestic	15,591	17,376	19,138	14,020	17,722
International	18,208	18,316	18,459	19,623	19,372
Total	33,799	35,692	37,596	33,643	37,094

(A)
The total amount of our non-performing balances fully provisioned under IFRS was EUR 983 million, EUR 1,479 million, EUR 4,076 million, EUR 4,514 million and EUR 4,306 million, at 31 December 2019, 2018, 2017, 2016 and 2015, respectively.

(B)	Non-performing balances due to country risk were EUR 11 million, EUR 12 million, EUR 11 million, EUR 8 million and EUR 8 million at 31 December 2019, 2018, 2017, 2016 and 2015, respectively.

(C)
At 31 December 2019, 2018, 2017, 2016 and 2015 (i) the total amount of our non-performing past-due balances was EUR 21,296 million, EUR 21,201 million, EUR 24,652 million, EUR 21,189 million and EUR 24,226 million, respectively, and (ii) the total amount of our other non-performing was EUR 12,503 million, EUR 14,491 million, EUR 12,944 million, EUR 12,454 million and EUR 12,868 million, respectively.

839	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at 31 December 2019 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
For information on our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at 31 December 2019 see note 10.d to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Evolution of non-performing balances
The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “-Country-Risk Outstandings” herein).

(in millions of euros)
	Quarter ended				Year ended 31 Dec.	Year ended 31 Dec.	Year ended 31 Dec.		Year ended 31 Dec.	Year ended 31 Dec.
	31 March 2019	30 Jun 2019	30 Sep 2019	31 December 2019	2019	2018	2017		2016	2015

Opening balance	35,692	35,590	34,421	34,326	35,692	37,596	33,643		37,094	41,709
Entries	2,147	2,511	3,190	2,696	10,544	10,910	8,269		7,362	7,705
Changes in scope of consolidation	—	—	—	—	—	177	10,032	(A)	734	105
Exchange differences	479	(162)	(110)	(51)	156	(318)	(826)		1,211	(64)
Write-offs	(2,728)	(3,518)	(3,175)	(3,172)	(12,593)	(12,673)	(13,522)		(12,758)	(12,361)
Closing balance	35,590	34,421	34,326	33,799	33,799	35,692	37,596		33,643	37,094
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

	At 31 December,
	2019	2018	2017	2016	2015
	(in millions of euros, except percentages)
Computable credit risk (A)	1,016,507	958,153	920,968	855,510	850,909

Non-performing balances by category:
Individuals	17,327	16,511	16,538	15,477	15,588
Mortgages	8,530	8,371	9,129	8,278	8,772
Consumer loans	6,558	6,154	5,307	5,486	4,673
Credit cards and others	2,239	1,986	2,102	1,713	2,143
Enterprises	14,769	16,137	18,423	15,247	17,888
Corporate Banking	1,640	2,993	2,497	2,817	3,479
Public sector	63	51	138	101	139
Total non-performing balances	33,799	35,692	37,596	33,643	37,094

Allowances for non-performing balances	22,965	24,061	24,529	24,835	27,121

Ratios
Non-performing balances (B) to computable credit risk	3.32%	3.73%	4.08%	3.93%	4.36%
Coverage ratio (C)	68%	67%	65%	74%	73%
Balances charged-off to total loans and contingent liabilities	1.08%	1.16%	1.29%	1.31%	1.29%

(A)	Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(B)	Non-performing loans and contingent liabilities, securities and other assets to collect.

(C)	Allowances for non-performing balances as a percentage of non-performing balances.

Other non-performing balances
As described previously herein under “-Bank of Spain’s Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. However, we treat category 5 (doubtful countries) as impaired balances.

841	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Summary of non-performing balances	Year Ended 31 December,
	2019	2018	2017	2016	2015
	(in millions of euros)
Balances classified as non-performing balances	33,799	35,692	37,596	33,643	37,094
Non-performing balances due to country risk	11	12	11	8	8
Total non-performing balances	33,810	35,704	37,607	33,651	37,102
Foreclosed assets
The tables below set forth the movements in our foreclosed non-current assets held for sale for the periods shown.

	Quarterly movements				Year Ended 31 December,
	31 Mar 2019	30 Jun 2019	30 Sep 2019	31 Dec 2019	2019	2018	2017
	(in millions of euros, except percentages)
Opening balance	10,468	8,786	8,762	8,637	10,468	27,464	11,685
Foreclosures	230	278	189	283	980	1,410	1,752
Sales	(2,384)	(345)	(337)	(356)	(3,422)	(18,475)	(2,232)
Perimeter (A)	—	—	—	—	—	—	17,529
Other movements	472	43	23	130	668	69	(1,270)
Gross foreclosed assets and assets acquired in payment of customer debts	8,786	8,762	8,637	8,694	8,694	10,468	27,464
Of which: in Spain	7,567	7,598	7,469	7,605	7,605	9,250	26,336
Allowances established	4,313	4,313	4,236	4,209	4,209	5,135	15,898
Of which: in Spain	3,988	3,988	3,920	3,932	3,932	4,758	15,548
Closing balance (net)	4,473	4,449	4,401	4,485	4,485	5,333	11,566
Of which: in Spain	3,579	3,610	3,549	3,673	3,673	4,492	10,787
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	49.1%	49.2%	49.0%	48.4%	48.4%	49.1%	57.9%
Of which: in Spain	52.7%	52.5%	52.5%	51.7%	51.7%	51.4%	59.0%

(A)	Includes the balances of Banco Popular

For more information about foreclosed assets in Spain see note 54 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F, which includes foreclosed non-current assets held for sale and foreclosed real estate assets for rent for a gross amount of EUR 8,226 million.

5.2.2. Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis of average domestic and international deposits for 2019, 2018 and 2017, see ‘-Average Balance Sheets and Interest Rates’.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system was 21.9% at 30 September 2019 (most recent available data), according to figures published by the Spanish Banking Association (‘AEB’) and the Confederación Española de Cajas de Ahorros (‘CECA’). See ‘Item 9.Competition’.
Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	At 31 December,
Deposits from central banks and credit institutions-	2019	2018	2017
	(in millions of euros)
Central banks
Offices in Spain	44,792	60,897	56,016
Offices outside Spain:
Other EU countries	25,267	25,053	23,515
United States and Puerto Rico	—	—	—
Other OECD countries (1)	5,258	1,378	952
Latin America (no OECD)	5	11	73
Other	—	—	—
Total offices outside Spain	30,530	26,442	24,540
	75,322	87,339	80,556

Due to credit institutions
Offices in Spain	47,175	50,632	63,597
Offices outside Spain:
Other EU countries	11,184	13,260	14,369
United States and Puerto Rico	11,399	8,404	6,092
Other OECD countries (A)	6,974	5,107	5,236
Latin America (no OECD)	23,109	23,167	20,464
Other	—	—	—
Total offices outside Spain	52,666	49,938	46,161
	99,841	100,570	109,758

Total	175,163	187,909	190,314

Customer deposits
Offices in Spain	271,103	267,210	260,181
Offices outside Spain:
Other EU countries	334,542	309,615	318,580
United States and Puerto Rico	60,011	53,843	50,771
Other OECD countries (A)	71,235	67,462	62,980
Latin America (no OECD)	87,474	82,343	84,752
Other	—	23	466
Total offices outside Spain	553,262	513,286	517,549
Total	824,365	780,496	777,730

(A)	In this schedule Mexico and Chile are classified under ‘Other OECD countries’.
The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of USD 100,000 or more for the year ended 31 December 2019. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended 31 December 2019
	Domestic	International	Total
	(in millions of euros)

Under 3 months	3,725	34,603	38,328
3 to 6 months	1,502	13,935	15,437
6 to 12 months	3,863	19,903	23,766
Over 12 months	7,297	21,435	28,732
Total	16,387	89,876	106,263

843	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was EUR 70.9 billion, EUR 79.6 billion and EUR 60.6 billion, at 31 December 2019, 2018 and 2017, respectively.

Short-Term Borrowings	At 31 December,
	2019		2018		2017
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
Securities sold under agreements to repurchase	(in millions of euros, except percentages)
(principally Spanish Treasury notes and bills):
At December 31	75,919	3.24%	78,169	2.89%	103,806	3.61%
Average during year	79,190	3.11%	98,301	2.30%	109,981	3.41%
Maximum month-end balance	94,609		134,970		121,763
Other short-term borrowings:
At December 31	32,644	1.39%	27,445	0.67%	19,847	0.39%
Average during year	30,411	1.50%	22,440	0.82%	16,871	0.46%
Maximum month-end balance	35,714		27,032		20,917
Total short-term borrowings at year-end	108,563	2.68%	105,614	2.31%	123,653	3.10%

5.3. Bank of Spain requirements
5.3.1. Classification requirements
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

•	Fully secured loans, when the security covers sufficiently the outstanding risk and can be enforced in Spain or in any other “category 1” country, should be classified as category 1.

•	Outstanding risks with foreign branches of a bank should be classified according to the residence of the headquarters of those branches.
The Bank of Spain has established six categories to classify such countries, as shown in the following table:

845	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Country‑Risk Categories	Description

1	European Union, Norway, Switzerland, Iceland, USA, Canada, Japan, Australia and New Zealand
2	Low risk countries not included in 1
3	Countries with transitory difficulties
4	Countries with serious difficulties
5	Doubtful countries
6	Bankrupt countries
The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:

•	Standard assets under Special Watch: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

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

5.3.2. Allowances for credit losses and Country-Risk requirements
The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities as well as commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.
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

At balance sheet date, the Group assesses on whether a debt instrument or a Group is impaired. A specific analysis is performed for all debtors monitored individually that have undergone an event such as:

•	Operations with amounts of capital, interests or expenditures agreed contractually, past-due by more than 90 days.

•	Significantly inadequate economic or financial structure, or inability to obtain additional owner financing.

•	Generalised delay in payments or insufficient cash flows to cover debts.

•	The lender, for economic or legal reasons related to the borrower's financial difficulties, grants the borrower’s concessions or advantages that otherwise would not have been granted.

•	The borrower enters a bankruptcy situation or in any other situation of financial reorganization.
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

•
Collectively, in all other cases: clients considered by the Group as “standardised”, grouping those instruments with similar credit risk features, that may indicate the debtor’s ability to pay all the amounts, capital and interests, according to the contractual terms. Credit risk features that are taken into account when grouping assets are, among others: type of instrument, debtors activity sector, geographical area of the activity, type of guarantee, maturity of the amounts due and any other factor that may be significant for the estimation of the future cash flows. Within this category are included, for example, risks with individuals, individual entrepreneurs, non-chartered retail banking companies, as well as those due to their amounts could be individualised but an impairment does not exist.

The collective provisions for impairment are subject to uncertainties in their estimation due, in part, to the difficult identification of losses since they individually appear insignificant within the portfolio. The estimation methods include the use of statistical analyses of historical information. These are supplemented by the application of significant judgements by the management, with the objective of evaluating if the current economic and credit conditions are such that the level of expected losses to be higher or less than that which results from experience.
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
5.3.3. Foreclosed assets requirements
If a Spanish bank eventually acquires the properties (residential or not) which secure loans or credits, the Bank of Spain requires that the value of the foreclosed assets

847	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
6. Supplement to the operating and financial review disclosure in the directors’ report
This section supplements the “Consolidated Directors’ Report -Economic and Financial Review” in Part 1 of this annual report on Form 20-F in order to give information on the variations of the results for 2018 as compared to 2017. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

Consolidated income statement. Variations 2018 compared to 2017 for the Group, by geographic and business areas.
See “Exhibit 99.1. Section 3. Economic and financial review by segment" in our Form 6-K filed with the Securities and Exchange Commission on 8 July 2019 to recast certain financial information included in our annual report for the year ended 2018 on Form 20-F, as a result of certain changes in our geographic and business segments. Such section is incorporated herein by reference.

Financial condition. Variations 2018 compared to 2017
See “Part 1. Consolidated Directors´ Report-Economic and Financial review. Section 3" in our annual report for the year ended 2018 on Form 20-F filed with the Securities and Exchange Commission on 26 March 2019. Such section is incorporated herein by reference.

7. Tabular disclosure of contractual obligations
The following table summarises our contractual obligations by remaining maturity at 31 December 2019:

Contractual obligations
(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years	Total

Deposits from central banks and credit institutions	105,966	37,193	5,908	3,902	152,969
Customer deposits	750,931	27,030	8,366	3,121	789,448
Marketable debt securities	79,870	62,871	45,767	69,711	258,219
Liabilities under insurance contracts (A)	623	34	35	84	776
Lease obligations	766	1,254	875	2,213	5,108
Other long-term liabilities (B)	1,836	3,201	3,039	7,428	15,504
Contractual interest payment (C)	6,601	4,480	5,487	18,301	34,869
Total	946,593	136,063	69,477	104,760	1,256,893

(A)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.

(B)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.

(C)
Calculated for all Deposits from credit institutions, Customer deposits and Marketable debt securities assuming a constant interest rate based on data as of 31 December 2019 over time for all maturities, and assuming that those obligations with maturities of more than five years have an average life of ten years.

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
8. Employees
As of 31 December 2019, we had 196,419 employees (as compared to 202,713 in 2018 and 202,251 in 2017) of which 35,220 were employed in Spain (as compared to 38,284 in 2018 and 39,070 in 2017) and 161,199 were employed outside Spain (as compared to 164,429 in 2018 and 163,181 in 2017). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2015-2018 agreement was signed on 19 April 2016. Although the agreement expired on 31 December 2018, it is automatically extended until a new agreement is signed. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.
The table below shows our employees by geographic area:

	Number of employees
	2019	2018	2017
Spain	35,220	38,284	39,070
Latin America	90,353	89,668	88,182
Europe	54,209	57,442	57,141
US	16,174	16,852	17,375
Canada	191	197	204
Asia	232	227	226
Other	40	43	53
TOTAL	196,419	202,713	202,251
The employee data presented in the table above is prepared according to the criteria of the legal entity where the employee works for. This criteria is not comparable to that of the employee data included below and in “Consolidated Directors’ Report - Economic and financial review- Section 4” in Part 3 of this annual report on Form 20-F which are prepared according to management criteria.
The table below shows our employees by type of business:

849	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

	Number of employees
	2019	2018	2017
Retail Banking	180,990	187,758	188,451
Wealth Management & Insurance	4,268	4,034	3,493
Santander Corporate & Investment Banking (SCIB)	8,690	8,734	8,194
Santander Global Platform	820	487	378
Corporate Centre	1,651	1,700	1,735
Total	196,419	202,713	202,251
9. Competition
Competition in Spain
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
At the end of September 2019 (most recent available information), Banco Bilbao Vizcaya Argentaria, Caixabank and Santander accounted for approximately 54.8% of loans and 52.9% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At 31 December 2019, there were 83 foreign banks (of which 80 were from European Union countries) with branches in Spain. In addition, there were 16 Spanish subsidiary banks of foreign banks (of which 8 were from European Union countries).
The ECB is responsible for authorizing and revoking the authorization of credit institutions, and authorizing the purchase of qualifying holdings, under the terms of the European regulations which establish the competences conferred on the ECB and the Single Supervisory Mechanism. In these cases, the Bank of Spain, as the national competent authority (NCA), will submit to the ECB plans for the granting of an authorization or the acquisition of a qualifying holding, and where applicable, proposals for the revocation of authorization.
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
The global banking crisis resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the U.S. and UK Competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.
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
In the UK credit card market, large retailers and specialist card issuers, including major U.S. operators, are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and the Internet.
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
The ECB supervises directly the significant banks,including us, through the Joint Supervisory Teams (JSTs), which are responsible for the day-to-day supervision of these institutions. These teams comprise staff from the ECB and the NCAs, whose work is coordinated by an ECB staff member, assisted by one or more NCA sub-coordinators. Among other duties, these teams are responsible for the ongoing assessment of institutions’ risk profiles, solvency and liquidity, and prepare the draft decisions to be presented to the Supervisory Board. All other less-significant institutions are directly supervised by NCAs, and indirectly supervised by the ECB.
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
Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), establishes the criteria under which an institution shall not be considered “less significant”:

•	Size: Its consolidated total assets are worth over 30 billion euros.

•	Cross border activities: Its assets are worth more than 20% of the GDP of the country in which it is established, unless the consolidated total assets are

851	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Based on these criteria, as of December 2019 the ECB is directly supervising 117 "significant banks" in the euro area. In the case of Spain, as of the date of this report, 12 significant credit institution and financial holding groups are directly supervised by the ECB. We have been categorized as a significant institution.
To directly supervise the significant banks, the ECB has created two directorate generals, which perform the continuous monitoring of the 117 groups. DG I (“Microprudential Supervision I”) supervises the 30 largest significant banks in terms of balance sheet and activities, while DG II (“Microprudential Supervision II”) covers the other significant banks. However, the supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.
With regard to significant Spanish banks, the Bank of Spain, in addition to providing its experience and most of the staff of the joint supervisory teams, will shoulder the weight of on-site inspections, it will participate in the preparation of all the decisions to be adopted by the ECB Supervisory Board and it will be active in the exercise of its sanctioning powers. As regards the sanctioning regime, the ECB is responsible for imposing sanctions, provided that three requirements are met: that the sanction is imposed on the credit institution, i.e. on the legal person; that it stems from non-compliance with directly applicable European Union legal rules; and that the sanctions are of a pecuniary nature. In the remaining cases, power will continue to be exercised by the national supervisory authorities, without prejudice to the ECB being able to demand that the appropriate proceedings be initiated.
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

Until 1 January 1999, the Bank of Spain was the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the ECB became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty eight Member States belonging to the European Union, whether they have adopted the euro or not, and the ECB. The 'Eurosystem' is the term used to refer to the ECB and the national central banks of the Member States which have adopted the euro. The ECB is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.
The ECB has delegated the authority to issue the euro to the central banks of each country participating in Stage III. These central banks are also in charge of executing the European Union’s monetary policy in their respective countries. The countries that have not adopted the euro will have a seat in the European System of Central Banks, but will not have a say in the monetary policy or instructions laid out by the governing council to the national central banks.
Since 1 January 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks:

•	executing the European Union monetary policy;

•	conducting currency exchange operations consistent with the provisions of Article 109 of the Treaty on European Union, and holding and managing the States’ official currency reserves;

•	promoting the sound working of payment systems in the eurozone; and

•	issuing legal tender bank notes.
Notwithstanding the European Monetary Union, the Bank of Spain, as the Spanish national central bank, continues to be responsible for:

•	maintaining, administering and managing the foreign exchange and precious metal reserves;

•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the European System of Central Banks, of national payment systems;

•	supervising and compliance with the specific rules of credit institutions, other entities and financial markets, for which it has been assigned supervisory responsibility;

•	placing currency in circulation and the performance, on behalf of the State, of all such other related functions;

•	preparing and publishing statistics relating to its functions, and assisting the ECB in the compilation of the necessary statistical information;

•	rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favour of the State, the regional

852

governments or other bodies referred to in Article 104 of the European Union Treaty, is generally prohibited;

•	rendering services related to public debt to the State and regional governments; and

•	advising the Spanish Government and preparing the appropriate reports and studies.
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund ("SRF"). The SRF became effective on 1 January 2016 and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualisation of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the Spanish Law 11/2015 of June 2018, on recovery and resolution of credit entities and investment firms, transposes the SRF regulation from Directive 2014/59/EU which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources must reach before 31 December 2024, at least 1% of covered deposits of all authorized credit institutions in the banking union. The approximate final amount reached towards the banks contributions will be around €55 billion. Contributions made by Santander to the National Resolution Funds in 2019 amounted to EUR 243 million.

Deposit Guarantee Fund scheme
The Deposit Guarantee Scheme (Fondo de Garantía de Depósitos, or the FGD) operates under the rules of the European Union and the guidance of Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Taking into account the principle of minimal capital impact, the FGD may participate in resolution proceedings by granting financial support in exceptional cases.
The FGD is funded by annual contributions from banks. The target level of Member States FGD contributions is to collect 0.8 per thousand of the total amount of covered deposits by 3 July 2024.
As of 31 December 2019, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to EUR 234 million in 2019. Contributions made by the Group to the different local deposit guarantee funds amounted to EUR 668 million in 2019.

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
Liquidity requirements - Reserve ratio
ECB Regulation (EC) N. 1745/2003 of the ECB of 12 September 2003 on the application of minimum reserves, requires credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their “Reserve Base” liabilities with their respective National Central Banks (“NCBs”) in the form of interest bearing deposits as specified below (the “Reserve Ratio”).
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
According to article 460.2 of CRR, a liquidity coverage ratio (“LCR”) has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2019, our LCR was 147%, comfortably exceeding the regulatory requirement.
Investment ratio
In the past, the government used the investment ratio to allocate funds among specific sectors or investments. As part of the liberalization of the Spanish economy, it was gradually reduced to a rate of zero percent as of 31

853	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

December 1992. However, the law that established the ratio has not been abolished and the government could re-impose the ratio, subject to applicable EU requirements.
Concentration of risk
An institution’s exposure to a client or group of connected clients is considered a large exposure where its value is equal to or exceeds 10% of its eligible capital.
In accordance with Articles 395 of the Capital Requirements Regulation 575/2013 (CRR), an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed the greater of 25% of the institution’s Tier 1 capital and €150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the CRR, to all connected clients that are not institutions does not exceed 25% of the institution’s Tier 1 capital. Where the amount of €150 million is higher than 25 % of the institution’s Tier 1 capital, the value of the exposure, after having taken into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of CRR shall not exceed a reasonable limit in terms of the institution’s Tier 1 capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36 (CRD), in order to address and control concentration risk. That limit shall not exceed 100% of the institution’s Tier 1 capital.
See “Item 4. Risk Factor 2.2.2 - Capital requirements, liquidity, funding and structural reform”.
Restrictions on dividends
We may only pay dividends (including interim dividends) if such payment is in compliance with the applicable capital requirement regulations (described under “-Capital Adequacy Requirements” herein) and other requirements. Credit institutions must comply at all times with the “combined capital buffers” requirement established in articles 43 of Law 10/2014, article 58 of the Royal Decree 84/2015, and in article 6 of the Circular 2/2016. The “combined capital buffers” requirement is defined as the total common equity tier 1 capital necessary to comply with the obligation to have a capital conservation buffer, and, where appropriate: a) institution-specific countercyclical capital buffer; b) a global systemically important institution (G-SII) buffer; c) a buffer for other systemically important institutions; and d) a systemic risk buffer.
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
In addition to the above, Recommendation of the ECB of 17 January 2020 on dividend distribution policies (ECB/2020/1) provides that credit institutions need to establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and the outcomes of the supervisory review and evaluation process (SREP) and, in relation to the payment of dividends in 2020 for the financial year 2019, the ECB recommends that: a) Category 1: Credit institutions which satisfy the applicable capital requirements and which have already reached their fully loaded ratios as at 31 December 2019, should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions; b) Category 2: Credit institutions which satisfy the applicable capital requirements as at 31 December 2019 but which have not reached their fully loaded ratios as at 31 December 2019 should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements and outcomes of SREP, even in the case of deteriorated economic and financial conditions. Furthermore, they should in principle only pay out dividends to the extent that, at a minimum, a linear path towards the required fully loaded capital requirements and outcomes of SREP is secured; and c) Category 3: Credit institutions in breach of the applicable capital requirements, should in principle not distribute any dividend. Credit institutions that are not able to comply with ECB/2020/1 because they consider themselves legally required to pay out dividends should immediately contact their joint supervisory team.
As of 31 December 2019, our total capital ratio is 15.05%. As of that date, our eligible capital exceeded the minimum regulatory required (art.92 CRR) by over EUR 42.6 billion.
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

854

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
Limitations on Types of Business
Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly. Law 10/2014 and Royal Decree 84/2015 established the regulation for governance, authorization, supervision and solvency for credit institutions.
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
Such measures include the following:

•	the moderation of interest rates charged on mortgage arrears;

•	the improvement of extrajudicial procedures as an alternative to legal foreclosure;

•	the introduction of a voluntary code of conduct among lenders for regulated mortgage debt restructuring affecting especially vulnerable debtors; and

•	where restructuring is not viable, lenders may, where appropriate and on an optional basis, offer the debtor partial debt forgiveness.
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
Royal Decree 11/2014, following the judgement of the EU Court of Justice of 17 July 2014 regarding Spanish foreclosure processes, allows debtors to appeal against a court’s resolution which rejects his or her opposition to the execution of a mortgage.
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

855	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

managers and the introduction of greater flexibility to a number of elements of the second chance mechanism.
Royal Decree-Law 1/2017, of 20 January, on urgent consumer protection measures in respect of interest rate floor clauses, was published in the Official Gazette of the Spanish Rate on 21 January. The objective of the Royal Decree-Law is to regulate - with the incentive provided by the rules on costs, a simple and orderly avenue, voluntary for the consumer that facilitates reaching an agreement with the credit institution that allows them to settle their differences through the restitution of these amounts, thus averting the risk of overwhelming the courts. The principle inspiring the mechanism that is set in motion is the willingness of agreeing to an out-of-court settlement procedure prior to filing a lawsuit, at no additional cost for the consumer and which credit institutions must heed.
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

Consumer alternative dispute resolution systems for consumer disputes
Law 7/2017, of 4 November , seeks to ensure access for Spanish and European consumers to independent, impartial, transparent and effective alternative dispute resolution systems. For financial institutions, a specific law shall be passed and financial institutions will be forced to participate in those alternative dispute resolution mechanism.

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
Payment Services
The second Payment Services Directive (EU) 2015/2366 (“PSD2”) allows authorized third parties (with consent) to access customer information that was previously only accessible to banks. PSD2 applies to payments within the European Economic Area (EEA) and has been implemented in Spain through Royal Decree-Law 19/2018, of November 23. This Royal Decree-Law expands the scope of the consumer protection provisions included in PSD2 (related to transparency and information sharing) to “microenterprises” and prohibits merchants from requesting additional charges for using specific payment methods, including credit cards.
Mutual Fund Regulation
Law 22/2014 of 12 November introduced a new legal regime for private investment entities in order to implement (i) Directive 2011/61/EU of the European Parliament and of the Council of June 8 on Alternative Investment Fund Managers, and (ii) Directive 2013/14/EU of the European Parliament and of the Council of 21 May.
Asset Management Activities
Asset management activities in the EU are expected to be significantly impacted by the following regulation referred to below:
(i) Regulation (EU) 2017/1131 of the European Parliament and of the Council of 14 June 2017 on money market funds (“MMFs”), which (with the exception of certain articles which are in force since 20 July 2017) will apply from 21

856

July 2018. The Regulation introduces a broad set of new regulatory measures that apply to MMFs established, managed or marketed in the EU. In light of the perceived systemic risk presented by MMFs, the Regulation aims to make these investment products more resilient and resistant to contagion risks. It does this by imposing rules on eligible assets, portfolio diversification, portfolio maturity and valuation of assets and introduces new categories of MMFs that can offer a constant net asset value per share if they meet certain requirements. The Regulation is meant to be an important step in adopting a uniform set of rules that are designed to ensure that MMFs are, as far as possible, in a position to honour redemption requests from investors, especially during stressed market conditions, and therefore remain a reliable tool for investors’ cash management needs;
(ii) Regulation (EU) 2019/1238 of the European Parliament and of the Council of 20 June 2019 on a pan-European Personal Pension Product (“PEPP”). The PEPP constitutes one of the key measures towards the Commission’s project to create a single market for capital in the EU. It aims to provide pension providers with the tools to offer PEPPs outside their national markets, thereby creating a large and competitive EU-level market for personal pensions which allows consumers to voluntarily complement their savings for retirement, while benefiting from solid consumer protection. PEPPs have the same standard features wherever they are sold in the EU and can be offered by a broad range of providers, such as insurance companies, banks, occupational pension funds, investment firms and asset managers. They complement existing state-based, occupational and national personal pensions, but not replace or harmonize national personal pension regimes. In accordance with the Proposal, PEPP providers need to be authorized by the European Insurance and Occupational Pensions Authority (EIOPA).
(iii)  Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May 2019 amending Regulation (EU) No 648/2012 as regards the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for OTC derivatives contracts not cleared by a central counterparty, the registration and supervision of trade repositories and the requirements for trade repositories;
(iv) Royal Decree 62/2018, of February 9, reduces the maximum fees which may be charged to investors in connection with pension funds and plans and allows them to withdraw their savings after ten years of having made them from 2025 onwards. This Royal Decree introduces other minor changes to the regulation of pension funds and plans in Spain, including (a) reducing fee limits; (b) making the regulation of investments in closed-end funds more flexible; (c) clarification of the net asset value reference date used to determine the value of payments; (d) eliminating restrictions on delegation and related-party transactions; and (e) modifying time limits for the receipt of vested rights, order of priority for garnishment orders, reporting regime for participants and the schedule for adapting documentation for pension plans;
(v) Royal Decree Law implementing Directive (EU) 2016/2341 of the European Parliament and of the Council of December 14, 2016 on the activities and supervision of institutions for occupational retirement provisions. This Law (i)  clarifies the access cross-border pension plans activities, (ii) articulates a governance system to protect investors, (iii) adapts the Spanish legislation to the Directive and (iv) regulates the terms and scope of the prudential supervision to be carried out by the competent authority and the exchange of information with other competent authorities;
(vi) Law 11/2018 of December 28 modifying the Code of Commerce, Royal Decree-Law 1/2010 of July 2 and Law 22/2015 of July 20 in relation to non-financial information and diversity include the following amendments to Law 35/2003 on Collective Investment Schemes: (i) recognition of electronic communication with clients, and only requiring communication in paper when requested by a participant, (ii) extension of omnibus accounts to participants and preexistent positions, equalizing the distribution of national and foreign ICCs and (iii) inclusion of the sanctions system from UCITS (Undertakings for Collective Investments in Transferable Securities) V and reducing the penalties for serious and very serious infringements;
(vii)   Royal Decree-Law 19/2018 of November 23 on payment services and other urgent financial measures, also introduced a sanctions system for money market funds, modified the Stock Market Law to include some provisions applicable to asset management companies and introduced several European regulations into Spanish law (including regulations related to Benchmarks, MAR, PRIIPS and transparency in securities financing transactions);
(viii) Commission Delegated Regulation (EU) 2018/1619 of July 12, 2018 amending Delegated Regulation (EU) 2016/438 regarding the safe-keeping duties of depositaries; and
(ix) Directive and Regulation (EU) regarding the cross-border distribution of collective investment funds (UCITS, FIA, FECR and FESE) with the aim of reducing regulatory barriers for the cross-border distribution of funds, in relation to the European capital markets union.
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

857	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Law 22/2015, of 20 July, on Auditing, adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of 16 April, amending Directive 2006/43/EC of the European Parliament and of the Council of 17 May, on statutory audits of annual accounts and consolidated accounts, to the extent that they were inconsistent. Together with this Directive, approval was also given to Regulation (EU) 537/2014 of the European Parliament and of the Council, of 16 April, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the fundamental legal regime that should govern audit activity in the European Union. Law 22/2015 regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations.
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
The regime set in place constitutes a special and full administrative procedure that seeks to ensure maximum speed in the intervention of an institution so as to provide for the continuity of its core functions, while minimising the impact of its non-viability on the economic system and on public resources.
Compared to Law 9/2012, Law 11/2015 regulates internal recapitalisation as a resolution instrument conceived as a “bail-in” arrangement (the absorption of losses by the shareholders and by the creditors of an institution under resolution).
Internal recapitalisation is a new resolution instrument, since the loss-absorption mechanism makes it extensive to all the institution’s creditors, and not only to the shareholders and the subordinated creditors as envisaged under Law 9/2012 of 14 November 2012.
In this respect, liabilities eligible for bail-in are all the institution’s liabilities that are not expressly excluded or have not been excluded further to a decision by the FROB. These liabilities shall be susceptible to amortization or conversion into capital for the internal recapitalisation of the institution concerned. Among the liabilities excluded are deposits guaranteed by the Deposit Guarantee Fund (up to €100,000) and liabilities incurred with employees, trade creditors and the tax or social security authorities.
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
Markets in Financial Instruments (MiFID II)
Royal Decree-Law 14/2018, of September 28, modifies the Stock Markets Law to partially implement Directive 2014/65 relating to the markets of financial instruments (“MiFID II”), which process began under Royal Decree-Law 21/2017. This Royal Decree-Law aims to improve the soundness, transparency and regulation of the Spanish financial market’s trading activities, increase investor protection and harmonize Spanish financial markets regulations with those of other member states.
PRIIPs
Regulation (EU) 1286/2014 (The Packaged Retail and Insurance-Based Investment Products (“PRIIPs”) Regulation) was adopted on December 29, 2014 and came into force on January 1, 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (“KIDs”) and persons advising or selling PRIIPs to provide retail investors based in the

858

European Economic Area (“EEA”) with KIDs to enable investors to better understand and compare products.
A PRIIP is defined as any investment where the amount repayable to the investor is subject to fluctuations because of exposure to reference values. In addition to insurance products, some examples of PRIIPs are options, futures, CFDs and structured products.
The main objectives of the PRIIPs Regulation are to: (i) ensure understanding and comparability between similar products in order to help the investors make investment decisions, (ii) improve transparency and increase confidence in the retail investment market and (iii) promote a single European insurance market.
EMIR
As referred above, on May 28, 2019, Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May 2019 amending Regulation (EU) No 648/2012 as regards the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for OTC derivatives contracts not cleared by a central counterparty, the registration and supervision of trade repositories and the requirements for trade repositories was published in the Official Journal of the European Union. Such regulation introduced substantive amendments to the European Market Infrastructure Regulation (“EMIR”) relating to the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for uncleared OTC derivatives contracts, the registration and supervision of trade repositories, and the requirements for trade repositories. Most of its provisions entered into force on June 17, 2019 are being phased in. Many of the changes aim to reduce compliance costs for end-user counterparties that are non-financial counterparties (“NFCs”) and smaller financial counterparties (“FCs”).  Some of these changes include (i) an exemption from the reporting of intragroup transactions; (ii) an exemption for small FCs from the clearing obligation, (iii) removal of the obligation and legal liability for reporting when an NFC transacts with an FC, and (iv) a determination of the NFC clearing obligation on an asset-class-by-asset-class basis.
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
Both the scope of the laws and regulations, and the intensity of the supervision to which we are subject, have increased in response to the 2008 financial crisis, and have continued to change in response to political, technological and market changes. Regulatory enforcement and fines have also increased across the banking and financial services sector. Many of these changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and its implementing regulations, most of which are now in place. More recently, President Trump issued an executive order in 2017 that sets forth principles for financial regulatory and legislative reform of the federal financial regulatory framework, and there have been several statutory and regulatory initiatives aimed at providing relief for the financial services industry. In May 2018 the United States Congress passed, and President Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCPA). Among other things, EGRRCPA, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the 'Federal Reserve Board') retains the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Banco Santander.
In October 2019, the federal banking agencies issued final rules (the 'Tailoring Rules') that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Banco Santander and the U.S. IHCs of FBOs such as Santander Holdings USA. The Tailoring Rules establish risk-based categories for FBOs and their U.S. IHCs that determine whether and to what extent enhanced prudential standards and certain capital and liquidity requirements apply to FBOs and their U.S. IHCs. Banco Santander is classified as a Category IV FBO, and Santander Holdings

859	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

USA is classified as a Category IV IHC. As a result, both Banco Santander and Santander Holdings USA are now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations, as described in more detail in the relevant sections below.
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

Our IHC and Enhanced Prudential Standards
The Federal Reserve Board has imposed greater risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies that exceed certain asset thresholds. As noted under “United States Supervision and Regulation” above, the Federal Reserve Board and other U.S. banking agencies issued the Tailoring Rules, which adjust the thresholds at which certain enhanced prudential standards and other capital and liquidity standards apply to U.S. banking organizations with $100 billion or more in total consolidated assets, including large FBOs such as Banco Santander and the U.S. IHCs of FBOs such as Santander Holdings USA.
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
The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) provides for extensive regulation of depository institutions (such as Santander Bank and Santander Puerto Rico), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five capitalization categories: “well capitalized,” “adequately capitalized,” “undercapitalised,” “significantly undercapitalised” and “critically undercapitalised.” As an insured depository institution’s capital level declines, and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution. In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalised. If an insured depository institution becomes “undercapitalised,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalised depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalised.” Significantly undercapitalised depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalised” depository institutions are subject to appointment of a receiver or conservator.
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

860

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
There are various qualitative and quantitative restrictions on the extent to which we and our non-bank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume

861	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
U.S. Capital Standards applicable to our U.S. banking operations
Basel III regulatory capital framework
The U.S. bank regulators have implemented the Basel III capital framework for U.S. banks and bank holding companies, including Santander Holdings USA and Santander Bank. The U.S. Basel III capital rules differ in certain respects from those Basel III rules implemented in the EU. Certain aspects of the U.S. Basel III final rules, such as their minimum capital ratios and methodology for calculating risk-weighted assets, are currently effective. These minimum capital ratios include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. Other aspects of the U.S. Basel III final rules, such as the treatment of certain non-qualifying capital instruments, continue to be phased in through 2021. As of 1 January 2020, Santander Holdings USA, on a consolidated basis, must maintain a capital conservation buffer of greater than 2.5% to avoid being subject to limitations on its ability to make capital distributions and certain discretionary bonus payments. The Federal Reserve Board has proposed replacing this 2.5% capital conservation buffer requirement with a dynamic stress capital buffer, as discussed below under “Proposed Stress Buffer Requirements”.
In July 2019, the U.S. bank regulators finalised changes to certain aspects of the U.S. Basel III capital rules that simplified, for non-advanced approaches U.S. banking organizations, the frameworks for certain deductions from capital and the limits on recognition of minority interests in capital.
In December 2017, the Basel Committee released its final agreement on a comprehensive set of revisions to the Basel

862

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
The Federal Reserve Board expects companies subject to CCAR, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. This involves a quantitative assessment of capital based on supervisor-run stress tests that assess the ability to maintain capital levels above certain minimum ratios, after taking all capital actions included in a bank holding company’s capital plan, under baseline and stressful conditions throughout the nine-quarter planning horizon. As part of CCAR, the Federal Reserve Board evaluates whether bank holding companies have sufficient capital to continue operations throughout times of economic and financial market stress and whether they have robust, forward-looking capital planning processes that account for their unique risks.
In 2017, the Federal Reserve Board finalised a rule that removed, beginning with the 2017 capital planning cycle, the qualitative assessment that was part of the Federal Reserve Board’s CCAR for certain large and non-complex bank holding companies and U.S. intermediate holding companies of FBOs, including Santander Holdings USA. In February 2019, the Federal Reserve Board announced that certain less-complex U.S. bank holding companies and U.S. IHCs with less than $250 billion in total consolidated assets, including Santander Holdings USA, would not be subject to supervisory stress testing, company-run stress testing or the CCAR process for the 2019 capital plan and stress test cycle. Accordingly, Santander Holdings USA was not subject to the stress testing and CCAR process for the 2019 cycle. Santander Holdings USA will, however, be subject to the stress testing and CCAR process for the 2020 cycle, in connection with which Santander Holdings USA must submit its capital plan by 6 April 2020. The Tailoring Rules noted that the Federal Reserve plans to propose changes to its capital planning rule as part of a separate proposal, including providing firms subject to Category IV IHC standards additional flexibility to develop their annual capital plans.
In April 2018, the Federal Reserve Board proposed a rule that would revise its capital buffer, stress testing and capital planning requirements to restructure how the Federal Reserve Board incorporates the results of supervisory stress testing into firms’ ongoing capital requirements, including by introducing stress buffer requirements that would apply on an ongoing basis and be calibrated to reflect firms’ projected losses under its stress tests. The proposed changes would affect the ongoing capital buffer requirements to which Santander Holdings USA is subject and could raise the regulatory capital ratios that Santander Holdings USA must maintain in order to avoid restrictions on dividends and other capital distributions. For more information, see the “Proposed stress buffer requirements” section below.
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
Like the stress capital buffer, the stress leverage buffer would be calculated based on the results of our most recent supervisory stress tests. Under the proposed rules, the stress leverage buffer would equal the maximum decline in our Tier 1 Leverage Ratio under the severely adverse scenario, plus the sum of the ratios of the dollar amount of our planned common stock dividends to our projected leverage ratio denominator for each of the fourth through seventh quarters of the supervisory stress test projection period. No floor would be established for the stress leverage buffer, which would apply in addition to the current minimum Tier 1 Leverage Ratio of 4%.
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

863	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

In September 2019, the Federal Reserve Board’s Vice Chairman for Supervision suggested that the Federal Reserve could implement the proposed stress buffer requirements via (1) a final rule with respect to certain elements of the proposal and a re-proposal of other elements (which would be finalized at a later date) or (2) a re-proposal with a relatively brief comment period. In December 2019, he stated that the Federal Reserve Board is aiming to implement the proposed stress buffer requirements in time for the 2020 CCAR cycle.
Total loss-absorbing capacity and long-term debt requirements
Santander Holdings USA is required, pursuant to the final total loss-absorbing capacity rule of the Federal Reserve Board, to comply with certain TLAC and long-term debt requirements applicable to U.S. IHCs of non-U.S. G-SIBs. The main purpose of the minimum TLAC and LTD requirements is to ensure that covered U.S. IHCs, such as Santander Holdings USA, will have enough loss-absorbing resources at the point of failure to be recapitalised through the conversion of eligible LTD to equity or otherwise by imposing losses on eligible LTD or other forms of TLAC. The minimum TLAC and LTD requirements for a covered U.S. IHC under the rule vary depending on the home country resolution authority’s preferred resolution strategy. Because the competent authorities informed Banco Santander, S.A. that Santander Holdings USA would enter Chapter 11 proceedings under the resolution strategy for the Group, Santander Holdings USA is a resolution covered IHC and is required to maintain external and internal TLAC that collectively amount to at least 18% of risk-weighted assets (plus a TLAC buffer of an additional 2.5% composed solely of common equity tier 1 capital) and at least 9% of average total consolidated assets, as well as external and internal LTD that collectively amount to at least 6% of risk-weighted assets and at least 3.5% of average total consolidated assets. The final rule also established a clean holding company framework that imposes certain restrictions on the types of liabilities or arrangements that may be incurred or entered into by a covered U.S. IHC. It also imposes a cap on the aggregate amount of certain unrelated liabilities of the covered U.S. IHC equal to 5% of the covered U.S. IHC’s TLAC.
Liquidity requirements
Liquidity coverage ratio
Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (“LCR”) requirement since it is a Category IV IHC with less than $50 billion in weighted short-term wholesale funding. The LCR is one of the liquidity components of the international Basel III framework, and requires firms to meet certain liquidity measures by holding an adequate amount of unencumbered high-quality liquid assets to cover its projected net cash outflows over a 30 day stress scenario window. These capital and liquidity requirements significantly affect the amount of capital and liquidity that Santander Holdings USA maintains to support its operations, and, if Santander Holdings USA fails to meet these quantitative requirements, it could face increasingly stringent regulatory consequences, including but not limited to restrictions on its ability to distribute capital to the Bank.

Net stable funding ratio
The Federal Reserve Board in May 2016 issued a proposed rule that would implement in the United States a quantitative net stable funding ratio (“NSFR”) requirement, which would be applicable to certain large bank holding companies and to certain large banks. Under the Tailoring Rules, Santander Holdings USA would not be subject to the proposed NSFR requirement since it is a Category IV IHC with less than $50 billion in weighted short-term wholesale funding.
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
As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalised amendments to the Volcker Rule. Banking entities must comply with these amended requirements by 1 January 2021, but may elect to comply, in whole or in part, starting on 1 January 2020. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide to the federal agencies. Under the revised rule, firms that do not have significant trading activities, such as Banco Santander, will have simplified and streamlined compliance requirements. Non-U.S. banking organizations like Banco Santander would largely rely on the “solely outside the U.S. exemption” to conduct their trading activities outside of the US.
In early 2020, the five federal agencies proposed additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. Banco Santander will continue to monitor Volcker

864

Rule-related developments and assess their impact on its operations, as necessary.
OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the U.S. Commodity Exchange Act and the Securities Exchange Act of 1934 to establish an extensive framework for the regulation of OTC derivatives by the CFTC and the SEC, including by imposing mandatory clearing of certain standardised OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, the Dodd-Frank Act requires the registration of swap dealers and major swap participants with the CFTC and of security-based swap dealers and major security-based swap participants with the SEC. Banco Santander, S.A. is provisionally registered as a swap dealer with the CFTC. Santander does not currently expect to register any entity with the SEC as a security-based swap dealer or major security-based swap participant.
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
While most of the rules applicable to swap dealers have been fully implemented, others are still being phased in. For example, the U.S. prudential regulatory agencies adopted final rules establishing initial and variation margin requirements for uncleared swaps and security-based swaps between prudentially-regulated swap dealers, such as Banco Santander, S.A., and certain counterparties, and the CFTC adopted a final rule establishing initial and variation margin requirements for uncleared swaps between non-prudentially regulated swap dealers and certain counterparties. All swap dealers must currently comply with the variation margin requirements (to the extent applicable to a particular transaction); however, the initial margin requirements are still be phased in through 1 September 2020, based on the level of specified derivatives activity of the swap dealer and the relevant counterparty (and their affiliates). The U.S. regulatory agencies have proposed delaying the initial margin compliance date until 1 September 2021 for certain swap dealers with lower levels of specified derivatives activity.
In the European Union (the “EU”), the implementation of the European Market Infrastructure Regulation (“EMIR”) and the revision of MiFID II will result in comparable, but not identical, changes to the European regulatory regime for OTC derivatives. The combined effect of the U.S. and EU requirements, and the potential conflicts and inconsistencies between them, may present challenges and risks to the Group’s OTC derivatives business. Substituted compliance rulings may allow for some limited relief from these challenges, and the Group has established cross-

border working groups to meet regulatory requirements where there may be some crossborder overlap. The full impact of the various U.S. and non-U.S. regulatory developments in this area will not be known until all of the rules are finalised and implemented, cross-border conflicts can be identified, and market practices develop under the final rules.
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
The QFC stay rules establish a phased-in compliance schedule based on counterparty type and the final compliance date was 1 January 2020.
Single-counterparty credit limits
In June 2018, the Federal Reserve Board issued a final rule, which was subsequently amended by the Tailoring Rules, implementing single counterparty credit limits applicable to the U.S. operations of major FBOs, such as Banco Santander. The rule in general imposes percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the U.S. single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA will not be subject to the single counterparty credit limits rule at the IHC level. In addition, although Banco Santander remains subject to the amended rules with respect to its U.S. operations, it may elect to comply by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.
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

865	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that the 165(d) Plan is not credible and that deficiencies are not cured in a timely manner, they may jointly impose on our U.S. operations more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations., or even divestitures, which could have an adverse effect on our business. Banco Santander filed its most recent 165(d) plan on 19 December 2018 , and its most recent IDI plan on 28 June 2018. As a result of EGRRCPA and its implementing regulations, Banco Santander will now be required to file a reduced 165(d) plan once every three years. The FDIC released an Advanced Notice of Proposed Rulemaking in April 2019 seeking comment on ways to tailor and improve the IDI plan rule. No firm will be required to submit another IDI plan until the FDIC’s rulemaking process on a revised IDI plan rule has been completed.
Federal Reserve Board proposed supervisory guidance and Large Financial Institution rating system
In August 2017, the Federal Reserve Board issued a proposal on corporate governance to enhance the effectiveness of boards of directors and refocus the Federal Reserve Board’s supervisory expectations for boards of directors on their core responsibilities. The corporate governance proposal consists of three parts. The first part, the board effectiveness guidance, is proposed supervisory guidance identifying the attributes of effective boards of directors and is applicable to certain bank and savings and loan holding companies with total consolidated assets of USD 50 billion or more (other than those that are U.S. IHCs of foreign banking organizations), as well as to certain designated systemically important non-bank financial companies supervised by the Federal Reserve Board. This part would not apply to Santander Holdings USA, but the Federal Reserve Board solicited comments on how the guidance could be adapted to apply to U.S. IHCs of FBOs, signaling that Santander Holdings USA could fall within the scope of a related future proposal. The second and third parts of the corporate governance proposal would revise certain supervisory expectations for boards and clarify expectations for communicating supervisory findings to an institution’s board of directors and senior management.
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
The CFPB has promulgated many mortgage-related final rules, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, HMDA requirements and appraisal and escrow standards for higher priced mortgages. In addition, several proposed revisions to mortgage-related rules are pending finalization. The mortgage-related final rules issued by the CFPB have

866

materially restructured the origination, servicing and securitisation of residential mortgages in the United States. For example, under the CFPB’s Ability to Repay and Qualified Mortgage rule, before making a mortgage loan, a lender must establish that a borrower has the ability to repay the mortgage. “Qualified mortgages,” as defined in the rule, are presumed to comply with this requirement and, as a result, present less litigation risk to lenders. For a loan to qualify as a qualified mortgage, the loan must satisfy certain limits on terms and conditions, pricing and a maximum debt-to-income ratio. Loans eligible for purchase, guarantee or insurance by a government agency or government-sponsored enterprise are exempt from some of these requirements. Satisfying the qualified mortgage standards, ensuring correct calculations are made for individual loans, recordkeeping and monitoring, as well as understanding the effect of the qualified mortgage standards on CRA obligations, impose significant new compliance obligations on, and involve compliance costs for, U.S. mortgage lenders, including ours.
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
Community Reinvestment Act
The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighbourhoods, consistent with safe and soundness practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank and Santander Puerto Rico are subject to the CRA. Santander Puerto Rico’s current CRA rating is “Outstanding.” Santander Bank’s most recent public CRA report of examination rated Santander Bank as “Satisfactory” for the 1 January 2014 through 31 December 2016 evaluation period. Santander Bank’s rating based solely on the applicable CRA lending, service and investment tests would have been “High Satisfactory.” However, the overall rating was lowered to “Satisfactory” due to previously disclosed instances of non-compliance that are being remediated. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve Board does the same with respect to certain regulatory applications Santander Holdings USA makes. Leaders of the federal banking agencies have recently indicated their support for revising the CRA regulatory framework, and in December 2019, the OCC and FDIC issued a joint proposed rule that would amend the CRA regulatory framework. It is too early to tell whether and to what extent any changes will be made to applicable CRA requirements.
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

867	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

effect across all businesses and geographic locations. Federal law also makes it a criminal offence, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means. States are also increasingly proposing or enacting legislation that relates to data privacy and data protection such as the California Consumer Privacy Act (“CCPA”), which went into effect on January 1, 2020. The CCPA gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer’s personal information, and the right not to be discriminated against for exercising their rights. While the CCPA is expected to have no material impact on Banco Santander’s U.S. operations, the CCPA may serve as a model for state level privacy laws that could appear in other states. Santander continues to assess the requirements of such laws and proposed legislation and their applicability to our operations.
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
Cybersecurity is also an area of increasing state legislative focus. For example, the “CCPA”contains both a limited private right of action for consumers as well as enforcement capabilities for the California Attorney General for data breaches involving certain personal information if due to a business failure to implement reasonable security procedures and practices appropriate to the personal information held.
Anti-Money Laundering
The Bank Secrecy Act, as amended by the USA PATRIOT Act, contains provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. Under the Bank Secrecy Act, U.S. financial institutions, including U.S. branches and subsidiaries of non-U.S. banks, are required to, among other things, maintain an AML program, verify the identity of clients, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. Santander Bank is subject to the Bank Secrecy Act and therefore is required to maintain a system of internal controls, provide its employees with AML training, designate an AML compliance officer and undergo an annual, independent audit to assess the effectiveness of its AML program. Santander Bank has implemented policies, procedures and internal controls that are designed to comply with its U.S. AML requirements. In May 2016, FinCEN, which promulgates regulations implementing the Bank Secrecy Act, issued a final customer due diligence (“CDD”) rule, which became applicable on 11 May 2018. It imposes several obligations on covered U.S. financial institutions with respect to their “legal entity customers,” including corporations, limited liability companies and other similar entities. For each such customer that opens an account (including an existing customer opening a new account), the covered financial institution must identify and verify the customer’s “beneficial owners,” as defined in the regulation. In addition, under the new regulation, covered financial institutions must implement risk-based procedures for conducting ongoing CDD.
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

868

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
In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions, that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah or other persons designated by the U.S. under the specially Designated Global Terrorist (SDGT) sanctions programme. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.
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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:

a)
Santander UK holds accounts for two customers, with the first customer holding one GBP Savings Account and one GBP Current Account, and the second customer holding one GBP Savings Account. Both customers, who are resident in the UK, are currently designated by the US under the SDGT sanctions programme. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2019 were negligible relative to the overall profits of Banco Santander S.A.

b)
During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts, and the accounts were subsequently closed on 14 January 2019. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2019 were negligible relative to the overall profits of Banco Santander S.A.

c)
Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions programme. The accounts held by each customer have been frozen since their designation and have remained frozen through 2019. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended 31 December 2019.

d)
The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations - either under tender documents or under contracting agreements - of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007.

e)
During the period covered by this annual report, Santander Brasil held one current account with a balance of R$100.0 for a customer resident in Brazil who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designation of the customer under these sanctions. Santander Brasil determined to terminate the account even prior to the customer being formally designated under the SDGT sanctions program on September 10, 2019, and the account was subsequently closed on October 9, 2019. Revenues and profits generated by Santander Brasil on this account in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2019, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian

869	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since 1 January 1999, the start of Stage III, see “-Supervision and Regulation-Single Supervisory Mechanism, Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the then fifteen participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.

870

11. Shareholders remuneration
The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration in respect of each fiscal year indicated, distributed quarterly.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2013	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67
2014	0.15	0.15	0.15	0.15	0.60	0.16	0.16	0.15	0.13	0.60
2015	0.05	0.05	0.05	0.05	0.20	0.04	0.04	0.04	0.04	0.16
2016	0.055	0.045	0.055	0.055	0.210	0.047	0.050	0.059	0.060	0.216
2017	0.06	0.04	0.06	0.06	0.22	0.071	0.046	0.074	0.074	0.265
2018	0.065	0.035	0.065	0.065	0.230	0.075	0.040	0.074	0.072	0.261
2019 (A)	0.10	0.13	n.a.	n.a.	0.23	0.11	0.14	n.a.	n.a.	0.25

(A)
First dividend: in September 2019 the board of directors approved its first dividend on account of the earnings for the 2019 financial year of €0.10 per share, which was entirely paid in cash from 1 November 2019.

Second dividend: the board of directors has resolved to submit to the 2020 AGM that the second payment of remuneration on account of the earnings for the 2019 financial year amounts to 0.13 euros per share by means of (i) a final dividend in cash of 0.10 euros per share and (ii) a scrip dividend (under the 'Santander Dividendo Elección' scheme) that will entail the payment in cash, for those shareholders who so choose, of 0.03 euros per share.

12. The offer and listing
Santander’s shares
In 2019, Santander was the most actively traded stock on the Spanish stock exchange. As at 31 December 2019, the stock had a 12.53% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. In 2019, 19,334 million shares were traded, for a cash amount of EUR 77,789 million, the highest volume for any Euro Stoxx constituent (source: Bloomberg). Our market capitalization of EUR 61,986 million at 2019 year-end made us one of the largest banks in the eurozone by market capitalization.
At 31 December 2019 a total of 3,813,096,117 shares, or 22.95% of our share capital, were held by 1,153 registered holders with registered addresses in the United States and Puerto Rico, including Bank of New York Mellon, as depositary of our American Depositary Share Program.
At 31 December 2019, 62.03% of our shares were held of record by non-residents of Spain.

American Depositary Shares
Our ADSs have been listed and traded on the New York Stock Exchange since 30 July 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” Under the deposit agreement, pursuant to which ADRs have been issued, The Bank of New York Mellon is the depositary and holder from time to time of ADRs. At 31 December 2019, we had outstanding a total of 603,143,616 ADRs of which 12,674,147 were held by 13,700 registered holders with The Bank of New York Mellon. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners. Our directors and executive officers owned 68,982 ADRs as of 31 December 2019, according to the information of the Spanish CNMV.
Our Depositary is The Bank of New York Mellon, with its principal executive office located at 240 Greenwich Street, New York, N.Y. 10286.
Each ADS represents the right to receive one of Common Stock of Santander, pay value EUR 0.50 each.

871	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
In 2019, the Depositary made direct payments and reimbursements to us in the gross amount of USD 16,638,413.81 for expenses related to investor relations with no withholding for tax purposes in the U.S.
Trading by Santander’s subsidiaries in the shares
We and/or some of our subsidiaries, in accordance with market practice, as permitted under the relevant European regulations and according to our internal policy, have regularly purchased and sold our shares for our own account. We expect that we and/or our subsidiaries may continue to purchase and sell our shares from time to time.
Our trading activities in our shares are driven by orders, which are matched by the market’s computer system according to price and time entered. Santander’s broker (which is Banco Santander, S.A. after the absorption of Santander Investment Bolsa, S.V., S.A.U. and Popular Bolsa, S.V., S.A.U.) and the other brokers authorized to trade on the continuous market (“Member Firms”) are not required to and do not serve as market makers maintaining independently established bid and ask prices. Rather, Member Firms place orders for their customers, or for their own account, into the market’s computer system. If an adequate counterparty order is not available on the continuous market at that time, the Member Firm may

872

solicit counterparty orders from among its own clients and/or may accommodate the client by filling the client’s order as principal.
Under the Spanish Capital Companies Law, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of such purchases (referred to as 'treasury stock' or 'autocartera') and of the shares previously held by the company and its subsidiaries does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and the minimum reserves stipulated by law and our Bylaws.
Spanish Royal Decree 1362/2007, of October 19, requires that the CNMV be notified each time the acquisition of treasury stock made since the last notification reaches 1% of the voting rights of the company, regardless of any other preceding sales. Furthermore, the Spanish Capital Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.
The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2019, 6.72% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Banco Santander, S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 1.2% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.01% to 0.07% in 2019. At 31 December 2019, the Parent bank and our subsidiaries held 8,430,425 of our shares (0.051% of our total capital stock as of that date).

Purchases of equity securities by the issuer and affiliated purchasers
The following table shows the purchases of shares made by the Bank or any of its Affiliated Purchasers during 2019:

2019	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	45,513,559	4.33	—	—
February	13,084,341	4.09	—	—
March	16,148,186	4.09	—	—
April	10,220,092	4.40	—	—
May	22,760,058	4.20	—	—
June	15,935,286	4.07	—	—
July	8,820,301	4.16	—	—
August	6,823,743	3.72	—	—
September	21,616,720	3.58	—	—
October	13,445,030	3.88	—	—
November	18,825,721	3.68	—	—
December	33,488,605	4.32	—	—
Total	226,681,642

(A)	The number of shares purchased includes securities lending and short positions.
During 2019, all purchases and sales of equity securities were made in open-market transactions.

873	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

13. Additional information
13.1. Memorandum and articles of association
Bylaws
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
Subsequently, Article 5 of the Bank’s Bylaws have been updated several times, mostly to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on 9 September 2019 and filed with the office of the Mercantile Registry on 10 September 2019.
Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading 'Information for shareholders and investors - General information - Bylaws'.
Rules and regulations of the Board of Directors and rules and regulations for the General Shareholders’ Meeting
Aside from the Bylaws, the Rules and Regulations of the Board of Directors and the Rules and Regulations for the General Shareholders’ Meeting also form part of the internal governance rules of Santander. Our Board amended its rules and regulations on 26 February 2019 in order to, amongst others:

•	To establish the audit committee to be composed entirely of independent directors and to strengthen its supervision functions over the non-financial information.

•	To broaden the mandate of our appointments committee in corporate governance matters taking up functions that previously fell with the risk supervision, regulation and compliance committee.

•	To expressly provide that the lead independent director must be a member of the appointments committee.

•	To include other minor changes in the composition and functioning of the appointments and remuneration committees anticipating the recommendations and good operating practices.
The above changes reflect the Group’s commitment to complying with the highest corporate governance standards at all times, and is a further step in strengthening its internal governance system. For further information regarding to the amendments to the Rules and Regulations of the Board occurred during 2019, we refer to 'Consolidated Directors’ Report - Corporate governance- Section 4.3' in Part 1 of this annual report on Form 20-F.

The Rules and regulations of the board, as amended, and the Rules and regulations of the general shareholders’ meeting are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading 'Shareholders and investors-Corporate Governance-Rules and Regulations of the Board of Directors' and 'Shareholders and investors-Corporate Governance-Rules and Regulations for the General Shareholders’ Meeting', respectively.
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
Our Bylaws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the Bylaws of the company that complies with the requirements explained below under 'Meetings and Voting Rights'.
Meetings and voting rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Santander. Notices of all meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the national newspapers having the largest circulation in Spain, on the website of the CNMV and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on 12 April 2019 and our last extraordinary general meeting of shareholders was held on 23 July 2019.
Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our Bylaws do not contain provisions regarding cumulative voting.

874

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
For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and Regulations of the Bank’s general shareholders’ meetings. The quorum at the 2018 annual general meeting was 64.55% of the Bank’s share capital,the quorum at the 2019 annual general meeting was 68.50% of the Bank’s share capital, and the quorum at 2019 extraordinary general meeting was 59.22% of the Bank's share capital
Changes in capital
See 'Consolidated Directors’ Report - Corporate governance- Sections 2.1, 2.2, 3.4, 3.5 and 3.6' in Part 1 of this annual report on Form 20-F.
Dividends
See 'Consolidated Directors’ Report - Corporate governance- Section 3.3' in Part 1 of this annual report on Form 20-F.

875	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Legal restrictions on acquisitions of our shares
See “Consolidated Directors’ Report-Corporate governance- Section 3.2” in Part 1 of this annual report on Form 20-F.
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

876

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
In addition, any Spanish company listed on the Spanish stock exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report and without deducting sales of its own shares by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights. See “Item 12. The Offer and Listing-Trading by Santander’s Subsidiaries in the Shares”.
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
Board of Directors
See 'Consolidated Directors’ Report - Corporate governance - Section 4' in Part 1 of this annual report on Form 20-F.
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
See information on related-party transactions and conflicts of interest in 'Consolidated Directors’ Report - Corporate governance - Section 4.12' in Part 1 of this annual report on Form 20-F.
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
See information on compensation in 'Consolidated Directors’ Report - Corporate governance - Section 6' in Part 1 of this annual report on Form 20-F.
According to article 40 of our Bylaws. Such amendment aimed to conform the text thereof to recommendation 12 of the Code of Good Governance of listed companies, stating that the board of directors will be guided by the corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the value of the company.
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
13.2. Material contracts
The Bank is not a party to any contract outside its ordinary course of business that is material to the Group as a whole.
13.3. Exchange controls
Restrictions on foreign investments
Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “-Taxation”. On 4 July 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (23 April 1999), established a new framework for the

877	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorisations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Competitiveness, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defence. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.
13.4. Taxation
The following is a discussion of the material Spanish and U.S. federal income tax consequences to you of the ownership and disposition of ADSs or shares.
The description of Spanish tax consequences below is intended as a general guide and applies to you only if you are a non-resident of Spain and your ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and you are a U.S. resident entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended by the protocol signed by the United States of America and the Kingdom of Spain that entered into force on 27 November 2019 (the “Treaty”).
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
We will withhold tax on the gross amount of dividends at the tax rates referred to above, following the procedures set forth by the Order of 13 April 2000. However, under the Treaty and subject to the fulfilment of certain requirements, you may be entitled to a general reduced rate of 15%.
To benefit from the Treaty’s general reduced rate of 15%, you must provide our depositary, JPMorgan Chase Bank, N.A., with a certificate from the U.S. Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.
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

•
If the holder of ordinary shares or ADSs elects to sell the rights on the market, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place (please refer to “-Taxation of capital gains” below).

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

878

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
Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, if you are a U.S. resident, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 Form, between 1 January and 20 January of the calendar year following the year in which the transfer of ADSs or shares took place.
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
Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 19% tax rate from 1 January 2016 on the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “-Taxation of capital gains” above will be applicable.
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
U.S. Federal Income Tax considerations
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition

879	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
Except as specifically discussed under “-Passive Foreign Investment Company Rules” below, this discussion assumes that we were not, and will not become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.
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

880

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
Subject to certain generally applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld at a rate not exceeding the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “-Spanish tax considerations-Spanish refund procedure” for a discussion of how to obtain a refund of amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.
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
Passive Foreign Investment Company rules
We believe that we were not a PFIC for U.S. federal income tax purposes for the 2019 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after 31 December 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.
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

881	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

entity, subject to certain exceptions (including an exception for interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of ADSs or shares.
13.5. Documents on display
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
13.6. Share ownership of Directors and senior management
As of 3 March 2020 the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect Stake	Represented Stake	Total shares	% of Capital Stock
Dª ANA BOTÍN-SANZ DE SAUTUOLA Y O'SHEA	1,091,232	25,919,906	—	27,011,138	0.163%
D. JOSÉ ANTONIO ÁLVAREZ ÁLVAREZ	1,569,891	—	—	1,569,891	0.009%
D. BRUCE CARNEGIE-BROWN	57,443	—	—	57,443	—%
D. RODRIGO ECHENIQUE GORDILLO	1,375,270	14,591	—	1,389,861	0.008%
Dª HOMAIRA AKBARI	30,000	44,000	—	74,000	—%
D. IGNACIO BENJUMEA CABEZA DE VACA	3,597,164	—	—	3,597,164	0.022%
D. JAVIER BOTÍN SANZ DE SAUTUOLA Y O'SHEA	5,272,830	18,753,280	122,468,000	146,494,110	0.882%
D. ALVARO CARDOSO DE SOUZA	—	—	—	—	—%
Dª SOL DAURELLA COMADRÁN	143,255	456,970	—	600,225	0.004%
D. HENRIQUE DE CASTRO	2,982	—	—	2,982	—%
D. GUILLERMO DE LA DEHESA ROMERO	173	—	—	173	—%
Dª ESTHER GIMÉNEZ-SALINAS I COLOMER	6,062	—	—	6,062	—%
D. RAMIRO MATO GARCÍA-ANSORENA	150,325	—	—	150,325	0.001%
Dª BELÉN ROMANA GARCÍA	167	4	—	171	—%
Dª PAMELA ANN WALKDEN	2,500	—	—	2,500	—%
Total	13,299,294	45,188,751	122,468,000	180,956,045	1.089%

13.7. Unresolved staff comments
None.
13.8. Recent events
IRPH Index
A portion of our Spanish mortgage loan portfolio bears interest at a rate indexed to the “Índice de Referencia de Préstamos Hipotecarios” known as “IRPH,” which, at the time the contracts were entered into, served as reference rate for many mortgage loan agreements in Spain and was published by the Bank of Spain. Consumers in Spain have brought lawsuits against most of the Spanish banking sector alleging that the use and related contractual disclosures of such rate did not comply with the transparency requirements of European regulation. On 14 December 2017, the Supreme Court of Spain ruled that these clauses were valid, as the IRPH is an official rate and therefore non-subject to transparency requirements. The matter was referred to the Court of Justice of the European Union (CJEU) through a preliminary ruling procedure. On 3 March 2020 the CJUE rendered its decision.

The CJUE ruled that, being the IRPH a valid index, national courts are entitled to examine its use on each particular contract in order to verify whether the transparency requirements have been met. When carrying out the transparency control, national courts have to take into account all the circumstances surrounding the conclusion of the particular contract, including whether essential information relating to the calculation of that rate was easily accessible and the provision of data relating to past fluctuations of the index. Finally, with regard to the effects of nullity of an IRPH index clause, the CJUE entitles national courts to substitute it with another statutory index, thus not declaring the nullity of the whole contact.
 The uncertainty regarding the effects of the CJUE judgement remains as it will be still for national courts to decide on a case by case basis whether the clause is abusive and the particular effects of such declaration. Therefore, it is still not possible to estimate the potential exposure. Currently, the balance of the relevant mortgage loans held by us equals approximately EUR 4.3 billion. See more information in note 25 e) ii to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.

882

14. Controls and procedures
(a) Evaluation of Disclosure Controls and Procedures
As of 31 December 2019, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A.’s chief executive officer, chief financial officer and chief accounting officer concluded that Santander’s disclosure controls and procedures at 31 December 2019 were effective in ensuring that information Banco Santander, S.A. is required to disclose in the reports it files or submits under the Exchange Act is (1) recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to Banco Santander, S.A.’s management, including its disclosure committee, chief executive officer, chief financial officer and the chief accounting officer, as appropriate to allow timely decisions regarding required disclosures.
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

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors; and

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
We have adapted our internal control over financial reporting to the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control - integrated framework. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardising the procedures for identifying processes, risks and controls, based on the Internal Control - integrated framework.
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
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 31 December 2019, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on the assessment performed, management concluded that for the year ended 31 December 2019, the Group´s internal control over financial reporting was effective.
PricewaterhouseCoopers Auditores, S.L. which has audited the consolidated financial statements of the Group for the year ended 31 December 2019, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page 476 to our consolidated financial statements included in Part 2 of this annual report on Form 20-F.
(c) Changes in internal controls over financial reporting.
There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

883	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

Principal accountant fees and services
The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the U.S. Securities and Exchange Commission (SEC) rules and the Public Company Accounting Oversight Board (PCAOB) and any other legislation in force in each of the countries relevant to the audit, and they did not involve the performance of any work that is incompatible with the audit function.
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
During 2019, the Group Audit Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.
All services provided by the Group’s principal auditing firm in 2019 detailed in note 48.b to our consolidated financial statements included in Part 2 of this annual report on Form 20-F were approved by the audit committee.
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
Under Spanish law, article 529 duodecies of the Capital Companies Law, passed by Royal Decree-Law 1/2010 (2 July

2010) sets out the requirements to be considered as independent director in a listed company but does not set the number of independent directors. There is a non-binding recommendation established in the Spanish Good Governance Code for Listed Companies that the number of independent directors represent at least half of the total size of the board. Article 6.1 of the Rules and regulations of the board of directors establishes likewise that the board shall aim that the number of independent directors represent at least half of all directors. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavour to ensure that independent directors represent at least one-third of the total number of directors.
As a result of the appointments of Mr Henrique de Castro and Mrs Pamela Walkden as independent directors in 2019, the board of directors of Santander currently has nine independent directors (out of fifteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board, in accordance with article 529 duodecies of the Capital Companies Law.
Under the NYSE rules, the members of our audit committee meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. In accordance with article 529 duodecies of the Capital Companies Law, article 6.2.c) of the Rules and regulations of the board defines the concept of an independent director as follows:
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

884

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
Independence of the directors on the appointments committee, remuneration committee and risk supervision ,regulation and compliance committee
In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The appointments committee of the Bank’s board of directors is composed of five external directors (three are independent and two in the opinion of the board is neither proprietary nor independent), the remuneration committee is composed of five external directors (three are independent and two in the opinion of the board are neither proprietary nor independent)and the risk supervision, regulation and compliance committee is composed of five external directors (four are independent and one in the opinion of the board is neither proprietary nor independent) and the chairman of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and regulations of the board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
As of the date of present document, none of the members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee is an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee.
Separate meetings for non-executive directors
In accordance with the NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, the board adopted the practice as a result of changes made following the board’s self-assessment exercise in 2018. During 2019, in order to facilitate discussion and open dialogue among the independent directors, the lead independent directors has held three meetings with non-executive directors, without executive directors being present, where they were able to voice any concerns or opinions. these meetings represented a valuable opportunity to discuss other matters including board training topics, performance of the executive and the functioning of the board committees.
The audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee of the Bank’s board of directors consist entirely of non-executive director , according to articles 17, 18, 19 and 20 of our Rules and regulation of the board of directors, respectively.
The audit committee met 13 times during 2019. The appointments committee met 13 times during 2019. The remuneration committee met 11 times during 2019. The risk supervision, regulation and compliance committee met 14 times during 2019.
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

885	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

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
The current General Code of Conduct set an open door policy by which any Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations may report such act directly to compliance management through the appropriate whistleblowing channel (named “Canal Abierto” in the Corporation).
As of 31 December 2019, no waivers with respect to the General Code of Conduct had been applied for or granted.
In addition, we abide by a Code of Conduct in the Securities Markets, which was adopted on 28 July 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information. Recently, the Code was updated in order to include the new requirements under the Market Abuse Directive (MAD), which entered into force on 3 July 2016. Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors-corporate governance-codes of conduct”.
Shareholder approval of new share issuances
As a company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. Among other things, Section 312.03(c) of the NYSE Listed Company Manual requires shareholder approval of new share issuances above, in certain circumstances, the 20% threshold specified therein. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Spain, which is our home country, differ significantly from the NYSE corporate governance listing standards. We have elected to follow the Spanish practices rather than Section 312.03(c) of the NYSE Listed Company Manual.

886

16. Exhibits

Exhibit Number	Description
1.1	English translation of the Bylaws (Estatutos) of Banco Santander, S.A.
2.1
Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary receipts issued thereunder evidencing American depositary shares, including the form of American depositary receipts (incorporated by reference to Exhibit (1) to the Registration Statement on Form F-6 (File No. 333-218884) filed with the SEC on 21 June 2017).

2.2	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1	List of Subsidiaries (incorporated as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

887	2019 Form 20-F

Cross-reference to Form 20-F	Part 1. Consolidated directors' report	Part 2. Consolidated financial statements	Part 3. Supplemental information

17. Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief financial officer

Date: 6 March 2020

888